Form 20-F
period 2013-12-31
AMBEV S.A.
filed 2014-03-25
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2013

Commission file number: 1565025

AMBEV S.A.
(Exact name of Registrant as specified in its charter)
AMBEV INC.
(Translation of Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 3rd floor
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)
Nelson José Jamel, Chief Financial and Investor Relations Officer
Address: Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil
Telephone No.: +55 (11) 2122-1200
e-mail: ir@ambev.com.br

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, evidenced by American Depositary Receipts, each representing 1 (one) common share*, no par value	New York Stock Exchange

*        Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
Title of each class	Name of each exchange on which registered
Guaranty for the R$300,000,000 9.500% Notes due 2017 of AmBev International Finance Co. Ltd. by Ambev S.A.	Not applicable
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
15,662,925,973 common shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A
☐ Item 17 ☐ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes ☒ No

INTRODUCTION

This annual report on Form 20-F relates to the registered American Depositary Shares, or ADSs, of Ambev S.A., or Ambev, evidenced by American Depositary Receipts, or ADRs, each representing one common share, no par value, of Ambev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company”, “Ambev”, “we”, “us” and “our” refers to Ambev S.A. and its subsidiaries and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it.  All references to “Old Ambev” refer to Companhia de Bebidas das Américas – Ambev, our former subsidiary that had common and preferred shares listed on the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and common and preferred ADSs listed on the New York Stock Exchange, or the NYSE, and that was merged out of existence with and into us in January 2014.  All references to CSD & NANC are to Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks.  All references to “Brazil” are to the Federative Republic of Brazil, unless the context otherwise requires.  All references to the “Brazilian government” are to the federal government of Brazil.  All references to percent ownership interests in Ambev do not take into account treasury shares.

PRESENTATION OF FINANCIAL INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2013, 2012 and 2011 and for the three years ended December 31, 2013, included elsewhere in this document.  Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation.  Any discrepancies between totals and the sums of the amounts listed are due to rounding.

CURRENCY TRANSLATION

In this annual report, references to “real”, “reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada.

We maintain our books and records in reais.  However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais  into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2013 of R$2.343 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period.  We have also translated some amounts from U.S. dollars and Canadian dollars into reais.  All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais  at that or at any other exchange rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais  into U.S. dollars.

TRADEMARKS

This annual report includes the names of our products which constitute trademarks or trade names which we own or which are owned by others and are licensed to us for our use.  This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

i

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING INFORMATION

Some of the information contained in this annual report may constitute forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.  We have based these forward-looking statements largely on our current expectations and projections about future events, industry and financial trends affecting our business.

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others.  These statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations.  Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict.  These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements.  Factors that could cause actual results to differ materially from those contemplated by forward‑looking statements include, among others:

•                     greater than expected costs (including taxes) and expenses;

•                     the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquire;

•                     our expectations with respect to expansion plans, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

•                     lower than expected revenue;

•                     greater than expected customer losses and business disruptions;

•                     limitations on our ability to contain costs and expenses;

•                     local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

•                     the monetary and interest rate policies of central banks;

•                     continued availability of financing;

•                     market risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

•                     our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

•                     the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

•                     changes in pricing environments and volatility in commodity prices;

ii

•                     regional or general changes in asset valuations;

•                     changes in consumer spending;

•                     the outcome of pending and future litigation and governmental proceedings and investigations;

•                     changes in government policies;

•                     changes in applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

•                     natural and other disasters;

•                     any inability to economically hedge certain risks;

•                     inadequate impairment provisions and loss reserves;

•                     technological changes;

•                     our success in managing the risks involved in the foregoing;

•                     governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

•                     the declaration or payment of dividends;

•                     the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and

•                     other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

We caution you that forward-looking statements are not guarantees of future performance and involve risks and uncertainties.  Forward-looking statements reflect only our current expectations and are based on our management’s beliefs and assumptions and on information currently available to our management.  Actual results may differ materially from those in forward-looking statements as a result of various factors, including, without limitation, those identified under “Item 3. Key Information—D. Risk Factors” in this annual report.  As a result, investors are cautioned not to place undue reliance on forward-looking statements contained in this annual report when making an investment decision.

Forward-looking statements speak only as of the date they are made, and we do not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

Investors should consider these cautionary statements together with any written or oral forward-looking statements that we may issue in the future.

iii

PART I

ITEM 1.                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                KEY INFORMATION

A.            Selected Financial Data

The following financial information of Ambev is only a summary and should be read in conjunction with, and is qualified in its entirety by reference to, our audited consolidated financial statements and related notes which are included elsewhere in this annual report on Form 20-F.

The tables below represent the selected consolidated income statement data for the years ended December 31, 2013, 2012, 2011 and 2010 and selected consolidated balance sheet data for the years ended December 31, 2013, 2012 and 2011 that were prepared in accordance with IFRS.

As a preliminary step to the stock swap merger of Old Ambev with Ambev S.A., the filer of this annual report (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”), our indirect controlling shareholder, Anheuser-Busch InBev N.V./S.A., or ABI, contributed its indirectly held Old Ambev common and preferred shares to Ambev S.A. in June 2013.  Prior to such contribution, Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.  As a result, until such share contribution the results of operations and consolidated financial position of our business operations had been reflected in the consolidated financial statements of Old Ambev.  Therefore, for disclosure purposes in connection with the registration statement on Form F-4 filed with the SEC in 2013 in connection with the above stock swap merger, historical selected financial data for Ambev S.A. capturing the results of operations and consolidated financial position of our business operations (which until then had been under Old Ambev) was prepared retrospectively only as from January 1, 2010.  The equivalent financial information for the year ended December 31, 2009 and as of December 31 2010 and 2009 was omitted from that registration statement and this annual report, as it was neither readily available and nor would it have been possible to prepare it without unreasonable effort or expense, given significant changes in our accounting department personnel and system changes in subsequent periods.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2013	2012	2011	2010(1)
	(in R$ million)
Net sales	34,791.4	32,231.0	27,126.7	25,233.3
Cost of sales	(11,397.8)	(10,459.8)	(8,998.5)	(8,682.2)
Gross profit	23,393.6	21,771.2	18,128.2	16,551.1
Sales and marketing expenses	(8,025.8)	(7,350.9)	(6,254.1)	(6,038.3)
Administrative expenses	(1,736.4)	(1,603.5)	(1,237.3)	(1,204.5)
Other operating income/(expense)	1,761.5	863.4	783.2	624.7
Income from operations before special items	15,392.9	13,680.2	11,420.0	9,933.0
Special items	(29.2)	(50.4)	23.1	(150.8)
Income from operations	15,363.7	13,629.8	11,443.1	9,782.2
Net finance cost	(1,563.4)	(889.6)	(521.7)	(317.8)
Share of results of associates	11.4	0.5	0.5	0.2
Income tax expense	(2,457.6)	(2,320.1)	(2,443.1)	(2,004.4)
Net Income	11,354.1	10,420.6	8,478.8	7,460.2
Attributable to:
Equity holders of Ambev	9,535.0	6,327.3	5,146.4	4,516.5
Non-controlling interests	1,819.1	4,093.3	3,332.4	2,943.7

(1)   We have adopted IAS 19R (Employee Benefits) on January 1, 2013, and applied it retrospectively to January 1, 2011.  We did not restate the selected financial data for the year ending December 31, 2010 to reflect the adoption of IAS 19R, as such effect was not considered to be material.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2013	2012	2011
Earnings per common share and per ADS(1):	(in R$, unless otherwise indicated)
- Basic	0.75	0.65	0.53
- Diluted	0.74	0.64	0.52
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2):
- Basic (R$)	0.57	0.58	0.57
- Basic (US$)	0.24	0.28	0.30
Weighted average number of shares (million shares)(3)
- Basic	12,678	9,694	9,694
- Diluted	12,824	9,840	9,833

(1)   Earnings per share are calculated dividing the net income by the weighted average number of Ambev common shares outstanding during the periods. Diluted earnings per share is calculated by adjusting the weighted average number of shares outstanding to assume conversion of all potentially dilutive shares comprising the net income attributable to equity holders of Ambev and the weighted average number of shares outstanding during the year.  Basic earnings per share is calculated based on net income attributable to equity holders of Ambev.

(2)   Dividend and interest on shareholders’ equity per share information was calculated based on the amount paid during the year net of withholding tax.

(3)   Ambev S.A. had 9,694 million common shares outstanding immediately after ABI’s contribution of its Old Ambev common and preferred shares to Ambev S.A. in June 2013.  These 9,694 million Ambev S.A common shares were reflected retrospectively in 2012 and 2011 as being outstanding both for purposes of the basic and diluted earnings per share figures shown in this table.  Later in 2013, Ambev S.A. issued another 5,969 million common shares in connection with the consummation of Old Ambev’s stock swap merger with Ambev S.A.  The Ambev S.A. common shares issued in connection with the referred stock swap merger were considered from their issuance date and, therefore, represented only an additional 2,984 million common shares for purposes of calculating the weighted average number of Ambev S.A. common shares for 2013.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2013	2012	2011
	(in R$ million)
Non-current assets	48,204.1	45,527.0	39,080.2
Property, plant and equipment	13,937.8	12,351.3	10,375.5
Goodwill	27,021.1	26,645.2	23,814.2
Intangible assets	3,213.6	2,936.1	1,912.8
Deferred tax assets	1,646.5	1,428.2	1,447.1
Trade and other receivables	2,260.2	1,855.0	1,232.0
Other	124.9	311.2	298.6
Current assets	20,470.0	16,305.9	14,747.2
Inventories	2,795.5	2,466.3	2,238.5
Trade and other receivables	5,443.7	4,268.0	3,875.3
Cash and cash equivalents	11,285.8	8,974.3	8,145.7
Other	945.0	597.3	487.7
Total assets	68,674.1	61,832.9	53,827.4
Shareholders’ equity	43,997.4	37,269.1	33,125.3
Equity attributable to equity holders of Ambev.	42,838.8	25,206.7	23,088.1
Non-controlling interests	1,158.6	12,062.4	10,037.2
Non-current liabilities	7,496.1	9,036.7	6,280.1
Interest-bearing loans and borrowings	1,853.5	2,306.0	1,890.2
Employee benefits	1,558.3	1,780.9	1,602.9
Deferred tax liabilities	2,095.7	1,367.7	1,112.0
Trade and other payables	1,556.9	3,064.0	1,196.6
Provisions	431.7	518.1	478.4
Current liabilities	17,180.6	15,527.1	14,422.0
Interest-bearing loans and borrowings	1,040.6	837.8	2,212.1
Trade and other payables	15,107.5	13,579.3	11,302.1
Provisions	145.0	137.5	101.6
Other	887.5	972.5	806.2
Total shareholders’ equity and liabilities	68,674.1	61,832.9	53,827.4

Other Data

	As at and for the Year Ended December 31,
	2013	2012	2011	2010
Other Financial Data:	(in R$ million, except for operating data)
Net working capital(1)	3,289.4	778.8	325.2	N/A
Cash dividends and interest on shareholders’ equity paid	7,209.4	5,607.7	5,491.1	5,005.4
Depreciation and amortization(2)	2,092.1	1,939.9	1,662.1	1,805.6
Capital expenditures(3)	3,800.8	3,014.0	3,200.2	2,286.8
Operating cash flows - generated(4)	15,245.9	14,263.2	12,668.2	10,020.9
Investing cash flows - used(4)	(3,802.0)	(5,717.2)	(186.9)	(3,174.3)
Financing cash flows - used(4)	(9,385.2)	(7,809.9)	(10,667.7)	(4,836.2)
Other Operating Data:
Total production capacity - Beer – million hl(5)	194.5	192.6	176.5	163.3
Total production capacity - CSD & NANC - million hl(5)	85.9	87.0	86.2	83.7
Total beer volume sold - million hl(6)	118.8	122.5	118.7	119.2
Total CSD & NANC volume sold - million hl(6)	46.4	47.4	46.3	46.0
Number of employees(7)	52,964	51,299	46,503	44,924

(1)   Represents total current assets less total current liabilities.

(2)   Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(3)   Represents cash expenditures for property, plant, equipment and intangible assets.

(4)   Operating, investing and financing cash flow data is derived from our consolidated cash flow statements contained in our audited consolidated financial statements.

(5)   Represents our available production capacity at year-end; capacity can vary from year to year depending on mix; “hl” is the abbreviation for hectoliters.

(6)   Represents our full-year volumes.

(7)   Includes all our production- and non-production-related employees.

Exchange Rate Information

Since 1999, the Central Bank has allowed the real/U.S. dollar exchange rate to float freely, and during that period, the real/U.S. dollar exchange rate has fluctuated considerably.  In the past, the Central Bank has intervened occasionally to control unstable movements in foreign exchange rates.  We cannot predict whether the Central Bank or the Brazilian federal government will continue to let the real  float freely or will intervene in the exchange rate market through a currency band system or otherwise.  The real  may depreciate or appreciate against the U.S. dollar substantially in the future.  See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate.”

Since March 2005, all foreign exchange transactions in Brazil started to be carried out through institutions authorized to operate in the consolidated market and are subject to registration with the electronic registration system of the Central Bank.  Foreign exchange rates continue to be freely negotiated, but may be influenced by Central Bank intervention.

The following table sets forth the selling exchange rate, expressed in reais  per U.S. dollar, for the periods indicated.  The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2009	2.422	1.702	1.994	1.741
2010	1.881	1.655	1.756	1.666
2011	1.902	1.535	1.677	1.876
2012	2.112	1.702	1.955	2.044
2013	2.446	1.953	2.174	2.343

Source:  Central Bank.

	Reais per U.S. Dollar
Month	High	Low
September 2013	2.390	2.203
October 2013	2.212	2.161
November 2013	2.336	2.243
December 2013	2.382	2.310
January 2014	2.440	2.334
February 2014	2.424	2.333
March 2014 (until March 20)	2.365	2.309

Source:  Central Bank.

We pay cash dividends and make other cash distributions in reais.  Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs.  Fluctuations in the exchange rate between the real  and the U.S. dollar may also affect the U.S. dollar equivalent of real  price of our shares on the BM&FBOVESPA.  For further information on this matter see “—D. Risk Factors—Risks Relating to Our Common Shares and ADSs.”

Exchange Controls

There are no restrictions on ownership of the ADSs or the preferred shares or common shares by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank and the Comissão de Valores Mobiliários (Securities Commission), or the CVM.

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev’s ADS program, or the custodian, or holders who have exchanged Ambev’s ADSs for shares of Ambev, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad.  Holders of Ambev ADSs could be adversely affected by delays in or refusal to grant any required governmental approval for conversions of real  payments and remittances abroad.

Under Brazilian law relating to foreign investment in the Brazilian capital markets, or the Foreign Investment Regulations, foreign investors registered with CVM, and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction.  Foreign investors may register their investment under Law No. 4,131/62, as amended, or Law No. 4,131, or Resolution No. 2,689/00, as amended, or Resolution No. 2,689, of the Conselho Monetário Nacional (National Monetary Council), or the CMN.

Law No. 4,131 is the main legislation concerning foreign capital and direct equity investments in Brazilian companies and it is applicable to any amount that enters the country in the form of foreign currency, goods and services.  Except for registration of the capital inflow/outflow with the Central Bank, non-resident investors directly investing in equity of Brazilian companies do not need any specific authorization to make such investments.

Under Resolution No. 2,689, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.  In accordance with Resolution No. 2,689, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

In order to become a Resolution No. 2,689 investor, a foreign investor must:

•                     appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•                     appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

•                     complete the appropriate foreign investor registration form;

•                     register as a foreign investor with the CVM; and

•                     register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of Resolution No. 2,689 must be registered with the Secretaria da Receita Federal (the Brazilian Internal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,183 of August 19, 2011, as amended, and RFB Normative Instruction No. 1,042 of June 10, 2010, as amended.

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York, as depositary for the ADS programs of Ambev, or the Depositary, with respect to the ADSs to be maintained by the custodian on behalf of the Depositary, the custodian and the Depositary will be able to convert dividends and other distributions with respect to the Ambev shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges such ADSs for Ambev shares, such holder will be entitled to continue to rely on the Depositary’s registration for only five business days after such exchange.  After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131 or Resolution No. 2,689.  Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Ambev shares.

Under current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments.  For approximately six months in 1989 and early 1990, the Brazilian government froze all dividend and capital repatriations held by the Central Bank that were owed to foreign equity investors in order to conserve Brazil’s foreign currency reserves.  These amounts were subsequently released in accordance with Brazilian government directives.  We cannot assure you that the Brazilian government will not impose similar restrictions on foreign repatriations in the future.  See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “—D. Risk Factors—Risks Relating to Our Common Shares and ADSs.”

B.            Capitalization and Indebtedness

Not applicable.

C.            Reasons for the Offer and Use of Proceeds

Not applicable.

D.            Risk Factors

Before making an investment decision, you should consider all of the information set forth in this annual report.  In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in Ambev, including those set forth below.  In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States.

Risks Relating to Brazil and Other Countries in Which We Operate

Economic uncertainty and volatility in Brazil may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation.  Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy.  The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 4.1% in 2009, 6.5% in 2010, 6.1% in 2011, 6.2% in 2012, and 5.6% in 2013.  Brazil may experience high levels of inflation in the future.  There can be no assurance that recent lower levels of inflation will continue.  Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies.  For example, in 2009, the real  appreciated by 34.2%, resulting in an exchange rate of R$1.741 per US$1.00 as of December 31, 2009.  In 2010, the real  further appreciated by 4.5% resulting in an exchange rate of R$1.666 per US$1.00 as of December 31, 2010.  In 2011, the real  depreciated by 12.5% resulting in an exchange rate of R$1.876 per U.S. $1.00 as of December 31, 2011.  In 2012, the real  further depreciated by 8.9% resulting in an exchange rate of R$2.044 per U.S. $1.00 as of December 31, 2012.  In 2013, the real  continued to depreciate resulting in an exchange rate of R$2.343 per U.S. $1.00 as of December 31, 2013, a 14.6% depreciation in that year.

Devaluation of the real  relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand.  On the other hand, further appreciation of the real  against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth.  The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real  is uncertain.  In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

Devaluation of the real  relative to the U.S. dollar may adversely affect our financial performance.

Most of our sales are in reais; however, a significant portion of our debt is denominated in or indexed to U.S. dollars.  In addition, a significant portion of our cost of sales, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars.  Therefore, any devaluation of the real  may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations.  Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible or available at reasonable costs at all times in the future.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2013.  An increase in commodities prices directly affects our consolidated operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Avgerage in 2013	Fluctuation
Aluminum (US$/ton)	2,222.00	1,833.50	1,957.01	21.2%
Sugar (US$ cents/pounds)	20.70	16.87	18.55	22.7%
Corn (US$ cents/bushel)	599.75	443.00	522.30	35.4%
Wheat (US$ cents/bushel)	826.75	636.00	715.36	30.0%
PET (US$/ton)	1,884.00	1,454.00	1,656.42	29.6%

Increases in taxes levied on beverage products in Brazil and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in Brazil’s already high levels of taxation could adversely affect our profitability.  Increases in taxes on beverage products usually result in higher beverage prices for consumers.  Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales.  Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production.  We cannot assure you that the Brazilian government will not increase current tax levels, at both state and/or federal levels, and that this will not impact our business.

In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels.  Federal taxes were increased in October 2012 based on price-to-consumer researches.  In addition, in April 2013 an aggregate increase of two percentange points was approved to the rates of the following federal taxes as applicable to beer: (1) the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, (2) the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution, and (3) the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS.  Moreover, in 2013 the following five Brazilian states increased their rates for the State Value-Added Tax on the Distribution of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or the ICMS Value-Added Tax, applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso and the Federal District.  In addition, in January 2014, the state government of Bahia increased the ICMS Value-Added Tax rate applicable to beer.  No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil.  An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.  The federal government issued regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE”, in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry.  The installation of this equipment in the production lines has been completed and it covers more than 98% of our total volume.  The objective of reducing tax evasion is being achieved for federal taxes.  State governments have started using data from the SICOBE in order to identify potential state tax evasion; however this procedure is being still implemented by states and only a few sanctions have been issued to date.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which often changes monetary, credit and other policies to influence Brazil’s economy.  The Brazilian government’s actions to control inflation and affect other policies have often involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities.  Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•                     devaluations and other exchange rate movements;

•                     inflation;

•                     investments;

•                     exchange control policies;

•                     employment levels;

•                     social instability;

•                     price instability;

•                     energy shortages;

•                     water rationing;

•                     interest rates;

•                     liquidity of domestic capital and lending markets;

•                     tax policy; and

•                     other political, diplomatic, social and economic developments in or affecting Brazil.

Our Latin America South operations are subject to substantial risks relating to its business and operations in Argentina and other countries in which it operates.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which in 2013 corresponded to 20.3% of our consolidated results of operations.  LASI is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability.  A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation.  In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.  Additionally, in January 2014 the Argentinean peso underwent a significant devaluation, losing 18.7% of its value relative to the real  in that month.  See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates.”

The devaluation of the Argentine peso, along with inflation and deteriorating macroeconomic conditions in Argentina, could have, and may continue to have, a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina.  If the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina, our liquidity and operations, and our ability to access funds from Argentina could be adversely affected.

Risks Relating to Our Operations

We are subject to Brazilian and other antitrust regulations.

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities.  In addition, in connection with the 1999 business combination of Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, that shaped most of the Brazilian operations as currently conducted by us, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions, including the divestment of certain assets.  Since July 28, 2008, we have been deemed to have complied with all those restrictions, according to Brazil’s highest antitrust authority, the Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense), or the CADE.  In addition, since such business combination, we have been involved in a number of other antitrust legal proceedings.  For further information on these matters, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Antitrust Matters.”  We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

Our participation in the Argentine beer market increased substantially following the acquisition of our interest in Quilmes Industrial Société Anonyme, or Quinsa.  Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities.  We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future, and therefore, impact the benefits that Ambev anticipates will be generated from this investment.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters.  We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.  Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at highway points of sale and prohibiting the sale of CSDs in schools.  In addition, the Brazilian Congress is evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.  These restrictions may adversely impact our results of operations.  For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages.  Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates.

We have historically reported our consolidated results in reais.  In 2013, we derived 36.6% of our net revenues from operating companies that have functional currencies that are not reais  (that is, in most cases, the local currency of the respective operating company).  Consequently, any change in exchange rates between our operating companies’ functional currencies and reais  will affect our consolidated income statement and balance sheet.  Decreases in the value of our operating companies’ functional currencies against reais  will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.  For example, in January 2014 the Argentinean peso underwent a significant devaluation, losing 18.7% of its value relative to the real  in that month.  This recent devaluation of the Argentine peso, and further devaluations of this currency in the future, if any, will decrease the value we record in our consolidated financial statements for our net assets in Argentina given that our functional currency is the Brazilian real.  The translation of the results of operations and cash flows of our operations in Argentina will also be impacted accordingly.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt.  Although we have hedge policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully or cost-effectively hedge against the effects of such foreign exchange exposure, particularly over the long-term.

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions and our sales and profitability could suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act.

In addition, on January 29, 2014 the Brazilian government enacted Law No. 12,846/13 imposing strict liability on companies for acts of corruption perpetrated by their employees, or the Brazilian Antibribery Act.  According to the Brazilian Antibribery Act, companies found guilty of bribery could face fines of up to 20% of their gross annual income for the previous year or, if gross income cannot be estimated, such fines could range from R$6 thousand to R$60 million.  Among other penalties, the Brazilian Antibribery Act also provides for the disgorgement of illegally obtained benefits, the suspension of corporate operations, asset confiscation and corporate dissolution.  The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying a penalty under the Brazilian Antibribery Act. Therefore, if we become involved in any investigations under the Brazilian Antibribery Act and if our compliance program is not deemed sufficiently effective by Brazilian authorities, our business could be adversely affected.

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

Globally, brewers compete mainly on the basis of brand image, price, quality, distribution networks and customer service.  Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beer industry continues.

Competition may divert consumers and customers from our products.  Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share.  Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.  Innovation faces inherent risks, and the new products we introduce may not be successful.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 36.6% (R$12.8 billion) of our total net revenues of R$34.8 billion in 2013 came from our foreign subsidiaries.  In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because the insufficient availability of cash at our holding company level may constrain us from paying all of our obligations.

We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales.

Our success depends on our ability to maintain and enhance the image and reputation of our existing products and to develop a favorable image and reputation for new products.  The image and reputation of our products may be reduced in the future; concerns about product quality, even when unfounded, could tarnish the image and reputation of our products.  An event or series of events that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business.  Restoring the image and reputation of our products may be costly or not possible.  Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used.  In a number of countries, for example, television is a prohibited medium for advertising alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated.  Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity focusing on our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions.  If the social acceptability of beer or soft drinks were to decline significantly, sales of our products could materially decrease.  In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries.  This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking and health consequences resulting from the misuse of beer (for example, alcoholism), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity).  Negative publicity regarding alcohol or soft drink consumption, publication of studies that indicate a significant health risk from consumption of alcohol or soft drinks, or changes in consumer perceptions in relation to alcohol or soft drinks generally could adversely affect the sale and consumption of our products and could harm our business, results of operations, cash flows or financial condition as consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers.  To the extent that we, one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.  As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions.  Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

Demand for our products may be adversely affected by changes in consumer preferences and tastes.

We depend on our ability to satisfy consumer preferences and tastes.  Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns regarding obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions.  Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment.   Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations.  This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls or other liabilities.

We take precautions to ensure that our beverage products are free from contaminants and that our packaging materials (such as bottles, crowns, cans and other containers) are free from defects.  Such precautions include quality‑control programs for primary materials, the production process and our final products.  We have established procedures to correct problems detected.

In the event that contamination or a defect does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how.  We have been granted numerous trademark registrations covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products.  We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications.  There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights.  If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on key third‑party suppliers, including third‑party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles.  We seek to limit our exposure to market fluctuations in these supplies by entering into medium‑ and long-term fixed‑price arrangements.  We have a limited number of suppliers of aluminum cans, glass and PET bottles.  Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies.  Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers.  If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of and for December 31, 2013, included elsewhere in this annual report, for a description of our material litigation contingencies.  Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise.  The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies.  We face various challenges inherent in the management of a large number of employees over diverse geographical regions.  Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control.  The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost.  It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity.

There is a growing concern that carbon dioxide and other greenhouse gases in the atmosphere may have an adverse impact on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

We also face water scarcity risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. As demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

Our operations are subject to safety and environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues.

Our operations are subject to safety and environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault.  These regulations can result in liability which might adversely affect our operations.  The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability or those applicable environmental laws and regulations will not change or become more stringent in the future.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States.  Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

In January 2014, one of our wholly-owned subsidiaries acquired from our indirect controlling shareholder, ABI, a 50% equity interest in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba. Bucanero is operated as a joint venture in which we appoint the general manager. Its main brands are Bucanero and Cristal.  In contrast to the 118.8 million hectoliters of beer sold by us in 2013, Bucanero sold only 1.3 million hectoliters in that year.  Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to, and sold by certain distributors in, other countries outside Cuba (but not the United States).  Bucanero also imports and sells in Cuba a quantity of Beck’s branded products produced by one of our German affiliates that is less than five thousand hectoliters.

Cuba has been identified by the United States government as a state sponsor of terrorism, and the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions based on U.S. foreign policy towards Cuba.  Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on Cuba’s identification as a state sponsor of terrorism and target of U.S. economic and trade sanctions.  In addition, there are initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring divestment from, or reporting of interests in, or to facilitate divestment from, companies that do business with countries designated as state sponsors of terrorism, including Cuba. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future.  Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of this company. Although ABI and we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claims, or as to the standing of the claimants to pursue them.

Information technology failures could disrupt our operations.

We increasingly rely on information technology systems to process, transmit, and store electronic information.  A significant portion of the communication between our personnel, customers, and suppliers depends on information technology.  As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hacker attacks or other security issues.  These or other similar interruptions could disrupt our operations, cash flows or financial condition.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control.  The concentration of processes in shared services centers means that any disruption could impact a large portion of our business.  If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, business disruptions, or the loss of or damage to intellectual property through security breach.  As with all information technology systems, our system could also be penetrated by outside parties with the intent of extracting or corrupting information or disrupting business processes.  Such interruptions could disrupt our business and could have a material adverse effect on our business, results of operations, cash flows or financial condition.

Natural and other disasters could disrupt our operations.

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.

The cost of some of our insurance policies could increase in the future.  In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance.  Moreover, insurers recently have become more reluctant to insure against these types of events.  Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

Risks Relating to Our Common Shares and ADSs

The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our common shares and ADSs at the price and time you desire.

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature.  Brazilian investments, such as investments in our common shares and ADSs, are subject to economic and political risks, involving, among other factors:

•                     changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

•                     restrictions on foreign investment and on repatriation of capital invested.

The Brazilian securities markets are substantially smaller, less liquid and more concentrated and volatile than major U.S. and European securities markets.  They are also not as highly regulated or supervised as those other markets.  The relative illiquidity and smaller market capitalization of Brazilian securities markets may substantially limit your ability to sell the Ambev common shares and ADSs at the price and time you desire.

Deterioration in economic and market conditions in other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil.  Economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have historically triggered securities market volatility in other emerging market countries, including Brazil.  For example, the recent and abrupt devaluation of the Argentine peso in January 2014 resulted in the depreciation of the currencies of most developing economies, including Brazil, and a drop in the stock indices of the stock exchanges of those countries, including the BM&FBOVESPA.  In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev.  Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our current controlling shareholders will be able to determine the outcome of our most significant corporate actions.

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência,   or FAHZ, held in aggregate 71.5% of our total and voting capital stock (excluding treasury shares) as of December 31, 2013.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2013.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, or the Ambev Shareholders’ Agreement, and (2) ABI is jointly controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, or the Braco Group, and the founding families that were the former controlling shareholders of Interbrew N.V./S.A. (as ABI was then denominated), or the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Our controlling shareholders are able to elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and bylaw amendments.  Under Brazilian Law No. 6,404/76, as amended, or the Brazilian Corporation Law, the protections afforded to non-controlling security holders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions.  See “—As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.”

Our shareholders may not receive any dividends.

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income as presented in our parent company (individual) financial statements prepared under accounting principles generally accepted in Brazil, or Brazilian GAAP, which differs from net income as presented in the parent company (individual) or consolidated financial statements prepared under IFRS.  The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries.  Annual adjusted net income may be capitalized, used to absorb losses or otherwise appropriated as allowed under Brazilian GAAP and the Brazilian Corporation Law.  Therefore, that net income may not be available to be paid out to our shareholders in a given year.  In addition, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition.  While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.  Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.  It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais  in respect of the Ambev common shares (including shares underlying the Ambev ADSs).

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee such a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil.  For example, for approximately six months in 1989 and early 1990 the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors, which were held by the Central Bank in order to conserve Brazil’s foreign currency reserves at the time.  These amounts were subsequently released in accordance with Brazilian government directives.  Similar measures could be taken by the Brazilian government in the future.

As a result, the Brazilian government may in the future restrict the conversion and remittance abroad, to ADS holders or holders of Ambev common shares residing outside Brazil, of dividend payments and other shareholder distributions paid in Brazil in reais  in respect of the Ambev common shares (including shares underlying the Ambev ADSs).  The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors.  We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.  For further information on this matter, see “—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”

If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you risk losing some Brazilian tax and foreign currency remittance advantages.

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of Ambev’s ADS program, or the Depositary, has in Brazil, which permits it to convert dividends and other distributions with respect to the Ambev common shares underlying the Ambev ADSs into foreign currency and remit the proceeds of such conversion abroad.  If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange.  After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration.  In addition, gains with respect to Ambev common shares will be subject to a less favorable tax treatment unless you obtain your own certificate of foreign capital registration or register your investment in the Ambev common shares with the Central Bank pursuant to Resolution No. 2,689.  For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”  For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.

Ambev’s corporate affairs are governed by its bylaws and the Brazilian Corporation Law, which may differ from the legal principles that would apply to Ambev if the company were incorporated in a jurisdiction in the United States, such as Delaware or New York, or in other jurisdictions outside of Brazil.  In addition, shareholder rights under the Brazilian Corporation Law to protect them from actions taken by the board of directors or controlling shareholders may be fewer and less well-defined than under the laws of jurisdictions outside of Brazil.

Although insider trading and price manipulation are restricted under applicable Brazilian capital markets regulations and treated as crimes under Brazilian law, the Brazilian securities markets may not be as highly regulated and supervised as the securities markets of the United States or other jurisdictions outside Brazil.  In addition, rules and policies against self-dealing and for the preservation of shareholder interests may be less well-defined and enforced in Brazil than in the United States or other jurisdictions outside Brazil, potentially causing disadvantages to a holder of Ambev ADSs as compared to a holder of shares in a U.S. public company.  Further, corporate disclosures may be less complete or informative than required of public companies in the United States or other jurisdictions outside Brazil.

Certain shareholder entitlements may not be available in the U.S. to holders of Ambev ADSs.

Due to certain United States laws and regulations, U.S. holders of Ambev ADSs may not be entitled to all of the rights possessed by holders of Ambev common shares.  For instance, U.S. holders of Ambev ADSs may not be able to exercise preemptive, subscription or other rights in respect of the Ambev common shares underlying their Ambev ADSs, unless a registration statement under the Securities Act is effective with respect to those rights or an exemption from the registration requirements thereunder is available.

Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs.

Under Brazilian law, only shareholders registered as such in the corporate books of Brazilian companies may attend shareholders’ meetings.  Because all the Ambev common shares underlying the Ambev ADSs are registered in the name of the Depositary (and not the ADS holder), only the Depositary (and not the ADS holder) is entitled to attend Ambev’s shareholders’ meetings.  A holder of Ambev ADSs is entitled to instruct the Depositary as to how to vote the respective Ambev common shares underlying their ADSs only pursuant to the procedures set forth in the deposit agreement for Ambev’s ADS program.  Accordingly, holders of Ambev ADSs will not be allowed to vote the corresponding Ambev common shares underlying their ADSs directly at an Ambev shareholders’ meeting (or to appoint a proxy other than the Depositary to do so), unless they surrender their Ambev ADSs for cancellation in exchange for the respective Ambev shares underlying their ADSs.  We cannot ensure that such ADS cancellation and exchange process will be completed in time to allow Ambev ADS holders to attend a shareholders’ meeting of Ambev.

Further, the Depositary has no obligation to notify Ambev ADS holders of an upcoming vote or to distribute voting cards and related materials to those holders, unless Ambev specifically instructs the Depositary to do so.  If Ambev provides such instruction to the Depositary, it will then notify Ambev’s ADS holders of the upcoming vote and arrange for the delivery of voting cards to those holders.  We cannot ensure that Ambev’s ADS holders will receive proxy cards in time to allow them to instruct the Depositary as to how to vote the Ambev common shares underlying their Ambev ADSs.  In addition, the Depositary and its agents are not responsible for a failure to carry out voting instructions or for an untimely solicitation of those instructions.

As a result of the factors discussed above, holders of Ambev ADSs may be unable to fully exercise their voting rights.

Future equity issuances may dilute the holdings of current holders of Ambev common shares or ADSs and could materially affect the market price for those securities.

We may in the future decide to offer additional equity to raise capital or for other purposes.  Any such future equity offering could reduce the proportionate ownership and voting interests of holders of our common shares and ADSs, as well as our earnings and net equity value per common share or ADS.  Any offering of shares and ADSs by us or our main shareholders, or a perception that any such offering is imminent, could have an adverse effect on the market price of these securities.

Our status as a foreign private issuer allows us to follow local corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.

We are a foreign private issuer, as defined by the Securities and Exchange Commission, or the SEC, for purposes of the Exchange Act.  As a result, we are exempt from many of the corporate governance requirements of stock exchanges located in the United States, as well as from rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act.  For example, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act.  Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, for so long as we remain as a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States.  Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies.  The corporate governance standards applicable to us are considerably different than the standards applied to U.S. domestic issuers.  For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer we are relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to us as a result of features of the Brazilian Corporation Law applicable to our Fiscal Council.  In addition, we are not required under the Brazilian Corporation Law to, among other things:

•                     have a majority of our Board of Directors be independent (though our bylaws provide that two of our directors must be independent and, in certain circumstances pursuant to the Brazilian Corporation Law, our minority shareholders may be able to elect members to our Board of Directors, who, as a result, would be deemed independent);

•                     have a compensation committee, a nominating committee, or corporate governance committee of the Board of Directors (though we currently have a non-permanent Operations, Finance and Compensation Committee that is responsible for evaluating our compensation policies applicable to management);

•                     have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions); or

•                     have at least one executive session of solely independent directors each year.

For further information on the main differences in corporate governance standards in the United States and Brazil, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between United States and Brazilian Corporate Governance Practices.”

Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil.  In addition, substantially all of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or these other persons within the United States or other jurisdictions outside Brazil or to efficiently enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain formal and procedural conditions are met (including non-violation of Brazilian national sovereignty, public policy and “good morals”), holders of our ADSs may face greater difficulties in protecting their interests in the context of legal, corporate or other disputes between them and us, our directors and/or our executive officers than would shareholders of a U.S. corporation.  In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than reais.  Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais  may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date the judgment is obtained, and any such amounts are then adjusted to reflect exchange rate variations through the effective payment date.  The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our common shares.

ITEM 4.                INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530 001, São Paulo, SP, Brazil, and its telephone number and email are: (5511) 2122-1414 and ir@ambev.com.br.

A.            History and Development of the Company

Overview

We are the successor of Brahma and Antarctica, two of the oldest brewers in Brazil.  Antarctica was founded in 1885.  Brahma was founded in 1888 as Villiger & Cia.  The Brahma  brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.  However, the legal entity that has become Ambev S.A., the current NYSE-and BM&FBOVESPA-listed company, was incorporated on July 8, 2005 as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Old Ambev.  Until the stock swap merger of Old Ambev with Ambev S.A. approved in July 2013 (see “—Stock Swap Merger of Old Ambev with Ambev S.A.”), Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

In 1994, Brahma started its international expansion into Latin America, starting beer operations in Argentina, Paraguay and Venezuela.

In 1997, Brahma acquired the exclusive rights to produce, sell and distribute Pepsi CSD products in northeastern Brazil and in 1999, obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil.  In October 2000, we entered into a new franchise agreement with PepsiCo which terminated the Brahma franchise agreement and granted us exclusive bottler and distributor rights for Pepsi CSD products in Brazil.  In January 2002, we expanded our partnership with PepsiCo to include the production, sale and distribution of Gatorade.  Our PepsiCo franchise agreement for Brazil expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.  In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Peru and the Dominican Republic.

In January 2003, we completed a two-step business combination with Quinsa, through which we acquired an initial 40.5% economic interest in Quinsa and the joint control of that entity, which we shared temporarily with Beverages Associates (BAC) Corp., or BAC, the former sole controlling shareholder of Quinsa.  This transaction provided us with a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and also set forth the terms for our future acquisition of Quinsa’s full control from BAC.  In April 2006, we acquired BAC’s shares in Quinsa, increasing our equity interest in that entity to 91% of its total share capital, after which we started to fully consolidate Quinsa upon the closing of that transaction in August 2006.

During 2003 and the first quarter of 2004, we expanded our presence in Latin America through a series of acquisitions by which it established a foothold in several beverage markets, such as Central America, Peru, Ecuador and the Dominican Republic.  In 2012, we concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., or CND, to create the leading beverage company in the Caribbean through the combination of their businesses in the region.

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then denominated) completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company Limited, or Labatt, one of the leading brewers in Canada, into us.  At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V.  After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev N.V./S.A.) and became our majority shareholder through subsidiaries and holding companies.

The Brahma-Antarctica Combination—Creation of Old Ambev

Brahma was a company controlled by the Braco Group, which collectively held a 55.1% voting stake in Brahma prior to the Brahma-Antarctica transaction.  The remaining shares of Brahma were publicly held.

Antarctica was controlled by FAHZ, which held an 88.1% voting interest in Antarctica before the Brahma-Antarctica transaction took place.  The remaining shares of Antarctica were publicly held.

The formation of Old Ambev consisted of the combination of Brahma and Antarctica and was carried out over the course of 1999 and 2000.  The combination first resulted in Old Ambev becoming the owner of 55.1% of Brahma’s voting shares and 88.1% of Antarctica’s voting shares, while the Braco Group and FAHZ each owned, respectively, 76% and 24% of Old Ambev’s voting shares.  Subsequently, both the minority shareholders of Antarctica (September 1999) and Brahma (September 2000) exchanged their shares in Antarctica and Brahma for new shares in Old Ambev, causing both companies to become wholly-owned subsidiaries of Old Ambev.

The transfer of control of Brahma and Antarctica to Old Ambev through the controlling shareholders’ contribution of those entities to Old Ambev resulted in Old Ambev obtaining a market share in Brazil that at the time exceeded 70% of the Brazilian beer market and 20% of the Brazilian CSD market.  As a result, Brazilian antitrust authorities reviewed the transaction and, in April 2000, Brazil’s highest antitrust authority, the CADE approved the controlling shareholders’ contribution of Brahma and Antartica to Old Ambev subject to certain restrictions, as set forth in a performance agreement that Old Ambev entered into with the CADE.  On July 28, 2008, the CADE decided that all obligations under that performance agreement had been fulfilled.

Acquisition of Quinsa

In January 2003, we consummated the acquisition of an interest in Quinsa, an indirect holding company of Cervecería y Maltería Quilmes S.A.I.C.A. y G., the largest Argentine brewer, and in Quilmes International (Bermuda) Ltd., or QIB, Quinsa’s subsidiary, which was the holding company for all Quinsa’s operating subsidiaries.  Quinsa then owned an 85% interest in QIB.  This transaction involved an initial acquisition of 37.5% of the total capital of Quinsa and 8.6% of the shares of QIB, resulting in a total ownership of 40.5% of Quinsa’s economic interest.  During 2003, we acquired additional Quinsa Class B shares in the open market, increasing our total economic interest in Quinsa to 49.7% as of December 31, 2003.  During 2004 and 2005, Quinsa conducted certain share repurchases pursuant to its share buyback program, increasing our total economic interest in Quinsa to 59.2% as of December 31, 2005.

The acquisition of our interest in Quinsa was approved with certain restrictions by the Comisión Nacional de Defensa de la Competencia (National Commission for the Defense of Competition), or the CNDC, the Argentine antitrust authority, requiring our divestiture of certain brands and industrial assets in Argentina.  In December 2006, the CNDC formally acknowledged our fulfillment of the restrictions imposed on us by that authority due to our investment in Quinsa.

In April 2006, we agreed to acquire BAC’s remaining shares in Quinsa.  Upon the closing of the transaction, which took place on August 8, 2006, our equity interest in Quinsa was increased to approximately 91% of its total share capital.

On December 28, 2007, we launched a voluntary offer to purchase the outstanding shares that were not owned by us or our subsidiaries and on February 12, 2008, when the voluntary offer to purchase expired, our voting and economic interest in Quinsa increased to 99.56% and 99.26%, respectively.  During 2008, through our subsidiary Dunvegan S.A., we continued to purchase Class A and Class B shares from Quinsa’s minority shareholders, increasing our voting interest in Quinsa to 99.83% and its economic interest to 99.81%.

Through our subsidiary Labatt Holding A/S, the then holder of more than 95% of the issued shares of QIB, we exercised certain rights under Bermuda law and acquired the totality of the shares held by the remaining minority shareholders of QIB, thereby increasing our indirect equity interest in QIB to 100% of its issued shares.

In 2010, Quinsa was liquidated and QIB became its successor. In September 2013, QIB was merged into our subsidiary, Ambev Luxembourg, and the activities managed under QIB were transferred to Linthal ROU S.A., a subsidiary of Ambev Luxembourg.

Expansion to Other Latin American Jurisdictions

Starting in late 2002, we extended our presence in Latin America through a series of transactions in the northern part of that region.

In October 2002, we and The Central America Bottling Corporation, or CabCorp, PepsiCo’s anchor bottler in Central America, agreed to establish a 50/50 joint venture company – Ambev Centroamerica – to collaborate in, among other things, the production, import, distribution, marketing and sale of our products, especially beer, in Guatemala and other Central American countries.

In October 2003, we agreed to purchase, through our Peruvian subsidiary, Ambev Peru, certain production and distribution assets from Embotelladora Rivera, including two CSD bottling plants.  Among the assets acquired were the franchise for Pepsi products in Lima and northern Peru.  In October 2009, through our subsidiary Monthiers S.A., we increased our equity in Ambev Peru from 85.62% to 100%.

In December 2003, we acquired an 80% interest in Cervecería Suramericana, and renamed it Compañía Cervecera Ambev Ecuador S.A., or Ambev Ecuador.  In 2007 we acquired the remaining 20% of the equity interest in this company.

In February 2004, we acquired a 66% stake in Embotelladora Dominicana, C. por A. (currently Ambev Dominicana), the Pepsi bottler in the Dominican Republic.  We then started a beer business in the Dominican Republic after the construction of a brewery in that country in 2005.  In August 2009, through our subsidiary Monthiers S.A., we increased our equity interest in Ambev Dominicana to 100%.

In March 2009, Quinsa acquired from SAB Miller plc, 100% of the share capital of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

We operated in Venezuela until September 2010.  In October 2010, we effected a business combination with Cervecería Regional aimed at creating a stronger and more dynamic player in South America’s second largest beer market.  Cervecería Regional’s controlling shareholders now own an 85% interest in the combined venture and we own the remaining 15%.  As a result, we no longer consolidate in our consolidated financial statements the results of operations of our Venezuelan investment.  This combined venture is the second largest brewer in the Venezuelan market after Cervecería Polar.

On May 11, 2012, we concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of CND, to create the leading beverage company in the Caribbean through the combination of their businesses in the region.  Our initial indirect interest in CND was acquired through a cash payment and the contribution of Ambev Dominicana.  Separately, we acquired an additional 9.3% stake in CND from Heineken N.V., when we became the owner of a total indirect interest of 51% in CND.  During 2012 and 2013, we acquired additional stakes in CND, as provided under the 2012 deal terms for our investment in that entity.  As of December 31, 2013, we owned an aggregate 55.0% indirect interest in CND.

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a 50% equity interest in Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba. Bucanero is operated as a joint venture in which we appoint the general manager. Its main brands are Bucanero and Cristal.  Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to, and sold by certain distributors in, other countries outside Cuba (but not the United States).  Bucanero also imports and sells in Cuba a small quantity of Beck’s branded products produced by one of our German affiliates.  See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations—We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba has been identified by the U.S. Department of State as a state sponsor of terrorism and is targeted by broad and comprehensive economic and trade sanctions of the United States.  Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.”

The InBev-Ambev Transactions

The “InBev-Ambev transactions” consisted of two transactions negotiated simultaneously: (1) in the first transaction, the Braco Group exchanged its Old Ambev shares for shares in Interbrew N.V./S.A. (as ABI was then denominated); and (2) in the second transaction, Old Ambev issued new shares to Interbrew N.V./S.A. in exchange for Interbrew’s 100% stake in Labatt.

Exchange of Shares Between the Braco Group and the Interbrew Founding Families

In March 2004, various entities controlled by the Braco Group entered into a contribution and subscription agreement with Interbrew N.V./S.A. (as ABI was then denominated) and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in Old Ambev for newly issued voting shares of Interbrew N.V./S.A., which represented 24.7% of Interbrew N.V./S.A.’s voting shares.

Upon closing of this transaction in August 2004, (1) the Braco Group received approximately 44% of the voting interest in the Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, which thereupon owned approximately 56% of Interbrew N.V./S.A.’s common shares, and (2) Interbrew N.V./S.A. received approximately a 53% voting interest and a 22% economic interest in Old Ambev.  Such voting interest was subject to our shareholders’ agreement at the time, as amended in connection with the InBev-Ambev transactions.  In addition, Interbrew N.V./S.A. changed its legal name to InBev N.V./S.A. (and, since its acquisition of Anheuser-Busch, Inc. in the U.S. in 2008, to Anheuser Busch-InBev N.V./S.A.).

Acquisition of Labatt

Pursuant to the incorporação  agreement dated March 3, 2004, Labatt Brewing Canada Holding Ltd., or Mergeco, was merged into Old Ambev by means of an upstream merger (incorporação)  under the Brazilian Corporation Law, or the Incorporação.  Mergeco held 99.9% of the capital stock of Labatt Holding ApS, or Labatt ApS, a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt.  Upon completion of the Incorporação, Old Ambev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt.  As consideration for the acquisition of Labatt, Old Ambev issued common and preferred shares to Interbrew N.V./S.A. (as ABI was then denominated).

With the consummation of this transaction in August 2004, (1) Labatt became a wholly-owned subsidiary of Old Ambev, and (2) Interbrew N.V./S.A. (as ABI was then denominated) increased its stake in Old Ambev to approximately 68% of common shares and 34% of preferred shares.

Ownership Structure of InBev N.V./S.A. and Old Ambev Upon Consummation of the InBev-Ambev Transactions

InBev N.V./S.A.

Upon closing the InBev-Ambev transactions, 56% of InBev N.V./S.A.’s voting shares were owned by Stichting, 1% was jointly owned by Fonds Voorzitter Verhelst SPRL and Fonds InBev-Baillet Latour SPRL, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

The Braco Group became the holder of 44% of Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of Stichting’s voting interests.  In addition, the Braco Group and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement, providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev N.V./S.A. (as ABI was then denominated).

Old Ambev

Upon closing of the InBev-Ambev transactions, InBev N.V./S.A. (as ABI was then denominated) became the owner of approximately 68% of Old Ambev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to the Brazilian Corporation Law, InBev N.V./S.A. (as ABI was then denominated) was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer, or the MTO, for all remaining outstanding common shares of Old Ambev.  The MTO was completed in March 2005, and InBev N.V./S.A. (as ABI was then denominated) increased its stake in Old Ambev to approximately an 81% voting interest and a 56% economic interest in that company.  FAHZ did not tender its Old Ambev shares in the MTO.

Lakeport Acquisition

On February 1, 2007, we announced that our subsidiary Labatt entered into a support agreement with Lakeport Brewing Income Fund, or Lakeport.  The transaction was concluded on March 29, 2007, when the holders of trust units tendered their units and all of the conditions of the offer were satisfied.  Subsequent to the compulsory acquisition of the non-tendered units, Lakeport became wholly-owned by Labatt and has been fully integrated into Labatt’s business.  The Competition Bureau concluded in January 2009 that there was insufficient evidence to establish that the transaction was likely to substantially lessen or prevent competition.

Cintra Acquisition

On April 17, 2007, we closed the acquisition of 100% of Goldensand – Comércio e Serviços Ltda., or Goldensand, the controlling shareholder of Cervejarias Cintra Indústria e Comércio Ltda., or Cintra, a local brewer with presence in the Southeast of Brazil.  We subsequently acquired 100% of the capital stock of Obrinvest—Obras e Investimentos S.A. which owned the Cintra brands.  On May 21, 2008, we sold to Schincariol Participações e Representações S.A., or Schincariol, the Cintra brands and distribution assets.  Following the sale of the brands, the corporate name of Cintra was changed to Londrina Bebidas Ltda., or Londrina, on June 20, 2008.  In July 2008, the CADE issued its unrestricted approval of the Cintra acquisition and on April 28, 2009, in order to simplify our corporate structure, our subsidiary Goldensand was merged with and into us.

Stock Swap Merger of Old Ambev with Ambev S.A.

On July 30, 2013, the minority shareholders of Old Ambev approved a stock swap merger of Old Ambev with us, according to which all issued and outstanding common and preferred shares of Old Ambev not held by Ambev S.A. were exchanged for new common shares of Ambev S.A.

The overall objective of the stock swap merger was to promote a recapitalization of Old Ambev, so that we would have a single-class share structure comprised exclusively of voting common shares. Another objective of the stock swap merger was to simplify our corporate structure and improve our corporate governance.  In addition, as a result of the stock swap merger Old Ambev became a wholly-owned subsidiary of Ambev S.A. and all of Old Ambev’s shareholders had their Old Ambev common and preferred shares (including in the form of ADSs) exchanged for new common shares of Ambev S.A. (including in the form of ADSs).  The ratio to exchange shares of Old Ambev for new common shares of Ambev in the stock swap merger was such that all holders of Old Ambev shares, including holders of Old Ambev preferred shares and non-controlling holders of Old Ambev common shares (and the ADSs representing either of those share classes), did not experience any ownership dilution of their equity interest in us upon the consummation of the referred corporate restructuring.  Such exchange ratio was five new Ambev common shares for each and every Old Ambev common or preferred share surrendered.

Upstream Merger of Old Ambev with and into Ambev S.A.

In January 2014, and as a subsequent step of the recapitalization of Old Ambev by means of its stock swap merger with us, an upstream merger of Old Ambev and one of its majority-owned subsidiaries with and into Ambev S.A. was consummated.  This upstream merger had no impact on the shareholdings that our shareholders held in us.  As a result of this upstream, our corporate structure was simplified.

B.            Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates.  We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 16 countries across the Americas.  We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business segments, as follows:

•                     Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica and Guatemala (which also serves El Salvador and Nicaragua);

•                     Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador; and

•                     Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2013:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2013		2012		2011
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Latin America North	23,479.6	67.5%	21,949.5	68.1%	18,843.7	69.5%
Brazil	22,040.8	63.4%	20,977.9	65.1%	18,616.9	68.6%
Beer Brazil	18,407.1	52.9%	17,598.4	54.6%	15,667.5	57.8%
CSD & NANC	3,633.7	10.4%	3,379.5	10.5%	2,949.4	10.9%
HILA-Ex	1,438.8	4.1%	971.6	3.0%	226.8	0.8%
Latin America South	7,051.7	20.3%	6,250.7	19.4%	4,777.6	17.6%
Canada	4,260.1	12.2%	4,030.8	12.5%	3,505.4	12.9%
Total	34,791.4	100.0%	32,231.0	100.0%	27,126.7	100.0%

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2013		2012		2011
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Latin America North	119,116.3	72.1%	122,382.2	72.1%	116,305.5	70.5%
Brazil	113,148.0	68.5%	117,486.6	69.2%	113,960.5	69.0%
Beer Brazil	82,973.9	50.2%	86,692.2	51.0%	84,597.8	51.3%
CSD & NANC	30,174.1	18.3%	30,794.4	18.1%	29,362.7	17.8%
HILA-Ex	5,968.3	3.6%	4,895.6	2.9%	2,345.0	1.4%
Latin America South	36,917.7	22.4%	38,096.5	22.4%	38,599.2	23.4%
Canada	9,135.2	5.5%	9,360.7	5.5%	10,139.3	6.1%
Total	165,169.2	100.0%	169,839.4	100.0%	165,043.9	100.0%

Business Strategy

We aim to continuously create value for our stockholders.  The main components of our strategy are:

•                     our people and culture;

•                     top line growth;

•                     building strong brands;

•                     excellence in route to market;

•                     permanent cost efficiency; and

•                     financial discipline.

Our People and Culture

We believe highly qualified, motivated and committed employees are critical to our long-term success.  We carefully manage our hiring and training process with a view to recruiting and retaining outstanding professionals.  In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance and results.  Another core element of our culture is our distinguished managerial capability, which is characterized by (1) a hardworking ethos, (2) results-focused evaluations, (3) the encouragement of our executives to act as owners and not only as managers, (4) leadership by personal example, and (5) appreciation of field experience.

Top Line Growth

We are constantly seeking sustainable growth of our net revenues.  For instance, in Brazil we have focused our efforts behind four main commercial strategies:

•                     Innovation: we seek to expand the beer category and maintain a healthy pipeline of products through innovation in liquids, packaging and route to market to continue connecting with consumers in different consumption occasions;

•                     Premium: we believe the weight of premium brands volume can grow in the Brazilian beer industry and we are working towards leading this growth through our portfolio of domestic and international premium brands;

•                     Regional expansion: we have been investing to expand our presence in the North and Northeast regions of Brazil mainly due to the per capita consumption and market share growth opportunities.  We focus on expanding our production capacity and executing our strong brands and route to market capabilities in those faster growing regions of Brazil; and

•                     Returnable glass bottles: our commercial initiatives are focused on strengthening the on-premise channel (e.g., Nosso Bar franchise, micro events) and reintroducing returnable bottles into the off-premise channel (e.g., Pit Stop formats in supermarkets, 300 ml returnable glass bottle).

Building Strong Brands

We believe that building strong brands that connect and create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future.  Our consumers are the reason for everything we do and we need to understand them, be close to them and connect them to our brands in order to build enduring ties with them.  We bring together tradition and modernity in our product portfolio in a clear strategy to create value and insert our brands into the lives of our consumers.

Excellence in Route to Market

Delivering our brands to almost one million points of sale in Brazil is a very complex feature of our business.  For several years, one of our main areas of focus has been to increase direct distribution in major cities while still strengthening our third-party distribution system.  In Brazil, for instance, instead of operating three legacy, parallel, single-brand systems (each dedicated to one of our major brands:  Skol, Brahma  and Antarctica), we have been shifting towards a multi-brand network of distributors committed to handling all of our brands.  In addition, we are constantly seeking to improve our point of sale execution through new and creative measures.  One of our key marketing initiatives was the introduction into the Brazilian market of our custom-made beverage refrigerators designed and built to chill beer and soft drinks to the optimal temperature for on-premise consumption.  These refrigerators also work as effective marketing tools, as they are decorated with images related to our core brands.

Permanent Cost Efficiency

Cost control is one of the top priorities of our employees.  Each of our departments must comply with its respective annual budget for fixed and variable costs.  As a means of avoiding unnecessary expenses, we have designed a management control system inspired on “zero-base budgeting” concepts that requires every manager to build from scratch an annual budget for his/her respective department.

Financial Discipline

Our focus is not only on volumes and operating performance, but also on the disciplined management of our working capital and our cash flow generation.  Our objective is to maximize the return to our shareholders through a combination of payments of dividends and interest on shareholders’ equity, while at the same time keeping our investment plans and holding an adequate level of liquidity to accommodate the seasonality of our business and cope with often volatile and uncertain financial market conditions.

Seasonality

Sales of beverages in our markets are seasonal.  Generally, sales are stronger during the summer and major holidays.  Therefore, in the Southern Hemisphere (Latin America North and Latin America South) volumes are usually stronger in the fourth calendar quarter due to early summer and year-end festivities.  In Canada, volumes are stronger in the second and third calendar quarters due to the summer season.  This is demonstrated by the table below, which shows our volumes by quarter and business segment:

	2013 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2013
Latin America North	23.7%	22.6%	23.9%	29.7%	100%
Brazil	23.9%	22.6%	23.8%	29.8%	100%
Beer Brazil	23.9%	22.7%	23.7%	29.7%	100%
CSD & NANC	23.9%	22.1%	24.1%	29.9%	100%
HILA-Ex	20.9%	23.0%	26.6%	29.6%	100%
Latin America South	26.6%	20.4%	22.1%	30.8%	100%
Canada	19.9%	27.7%	28.5%	23.9%	100%
Total	24.2%	22.4%	23.8%	29.7%	100%

Description of the Markets Where We Operate

Latin America North

Brazil
The Brazilian Beer Market

In 2013, Brazil was one of the world’s largest beer markets in terms of volume, reaching 122 million hectoliters, according to our estimates.  Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles.  The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

In 2013, according to our estimates, we had a 67.9% share of the Brazilian market share in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma  and Antarctica.  Our closest competitors in Brazil are: Cervejaria Petrópolis with 11.3% market share; Brasil Kirin with 10.8% market share; and Heineken, with 8.4% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale.  Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 153 operations, and (2) our proprietary direct distribution system, involving more than 83 distribution centers spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy.”

The Brazilian CSD & NANC Markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks and ready-to-drink teas.  The CSD segment is the most significant to our business representing more than 90% of the profits of our CSD & NANC unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 50.4% of the market), (2) guaraná, (3) orange, and (4) lime.  Most CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption.  The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company, which operates in Brazil through approximately 11 bottlers.  In 2013, according to our estimates The Coca-Cola Company family of brands had a 59.9% market share in the Brazilian CSDs market, while we had an 18.4% market share.  In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”.  The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola, which is sold under the exclusive production and bottling agreements with PepsiCo.  Our CSD portfolio also includes such brands as Gatorade  in the isotonic market, H2OH!  in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion  and Monster, under license from Monster Energy Company, in the energy drinks market.

Our CSD & NANC products are sold in Brazil through the same distribution system used for beer.

HILA-Ex
Central America (including Guatemala, El Salvador and Nicaragua)

The Central American Beer Market

In Guatemala, our most important operation in Central America, the main packaging presentations are the returnable, 12 oz. and 1-liter glass bottles, and the 12 oz. can.  Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader.  Cerveceria Centro Americana is a private company held by local investors.

In El Salvador, our main packaging presentation is the returnable 1-liter glass bottle.  Our main competitor in El Salvador is Industrias La Constancia, a local subsidiary of SAB Miller, which is the market leader.

In Nicaragua, the main packaging presentation is the returnable, 1-liter glass bottle.  Our main competitor in Nicaragua is the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all three of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva,  Brahva Beats,  Brahva Light, Extra,  Budweiser,  Becks & Stella Artois beer brands in Central America, which are distributed through CabCorp’s distribution system, jointly with CabCorp’s CSDs portfolio.  According to our estimates, the total annual sales volume of these beer markets was 5.8 million hectoliters in 2013.

The Dominican Republic

The Dominican Beer Market

According to our estimates, the annual sales volume of the Dominican beer market was 3.5 million hectoliters in 2013.  The main packaging presentation in the Dominican beer market is the returnable, 650-milliliter and 1-liter glass bottles, which is predominantly sold in small retail stores.  We currently lead the beer market in the Dominican Republic after our acquisition of CND, with leading portfolio brands such as Presidente, Brahma Light,  President Light,  Bohemia,  The One,  Corona,  Stella Artois and  Budweiser.

Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

The Dominican CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 4.0 million hectoliters in 2013.  The main packaging presentation in the Dominican CSD market is the returnable, half-liter bottle (glass/PET), which is predominantly sold in small retail stores.  The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup (which adopts a low price strategy).  We are currently the third player.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola  and Seven Up (all of which are marketed under an exclusive bottling agreement with PepsiCo).  Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 335,000 points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 17.0 million hectoliters in 2013.  With a population of approximately 42 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years, but experienced a slight decrease in 2013, reaching a per capita consumption of 40.9 liters in 2013, which is slightly below the 42.5 liters registered in 2012.  Since 2000, Beer has become the number one selling alcoholic beverage in Argentina in terms of hector hectoliters sold, according to our estimates.

In Argentina, 29.8% of our beer volumes is distributed directly by us and 70.2% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the one liter returnable glass bottles, which accounts for 92.2% of our sales.

According to our estimates, on-premise consumption represented 14.7% of beer volumes in Argentina in 2013, and supermarkets sales represented 11.8% of beer volumes.  The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Cristal, Brahma  and Stella Artois.  We are the leading beer producers in Argentina with 78.5% market share in 2013, according to our estimates.  Our main competitor in Argentina is Compañía Cervecerías Unidas S.A. which held an approximate 18.4% market share in 2013 according to our estimates.

The Argentine CSD Market

According to our estimates, in 2013 annual sales volume of the Argentine CSD market was 42.9 million hectoliters.  Per capita CSD consumption remained stable in Argentina in 2013 with 103.1 liters consumed in 2013 versus 103.6 liters in 2012, both of which were less than the 111.2 liters consumed in 2011.  In Argentina, 46.0% of our CSD volume is distributed directly by us and 54.0% is distributed through exclusive third-party distributors.  Non-returnable bottles represent 90.2% of our CSD sales in that country.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi.  We had a 21.1% share of the Argentine CSD market in 2013, according to our estimates, and were second in that market only to The Coca-Cola Company.

Bolivia
The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.4 million hectoliters in 2013.  The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies.

In Bolivia, 0.9% of our beer volumes is directly distributed by us and 99.1% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottles, which accounts for 80.2% of our sales.

Our most important beer brands in Bolivia are Paceña, Taquiña  and Huari.  We are the leading beer producer in Bolivia with a 96.7% market share.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB Miller plc, 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2013, the annual sales volume of the Bolivian CSD market was 5.3 million hectoliters.  Per capita consumption decreased slightly from 55.9 liters in 2012 to 53.7 liters in 2013.  41.4% of our CSD volumes in Bolivia is directly distributed by us and 58.6% is distributed through exclusive third-party distributors, while 94.9% of our CSD sales in that country are through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 7.5 million hectoliters in 2013.  Beer consumption in Chile has increased every year since 2009.  Our most important beer brands in Chile are Becker,   Báltica and Stella Artois, where our market share has been growing in the last years.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.3 million hectoliters in 2013.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects because (1) beer has not faced significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has faced significant competition from imported beer, which accounted for a far higher market share in Paraguay than in neighboring countries; and (3) the seasonality of our products is lower due to warmer conditions throughout the year.

In Paraguay, 61.7% of our beer volumes is directly distributed by us and 38.3% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the returnable glass bottles, which accounts for 56.7% of our sales.

Our most important beer brands in Paraguay are Brahma  and Pilsen, with our market share being 89.6% in 2013, according to our estimates.  In March 2009, we also became the exclusive distributors of the Budweiser  brand in Paraguay.

Uruguay
The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.1 million hectoliters in 2013.  Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 20.3% of our beer volumes is directly distributed by us and 79.7% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounts for 88.7% of our sales.

Our most important beer brands in Uruguay are Pilsen  and Patricia, with our market share being 96.9% in 2013, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2013, the annual sales volume of the Uruguayan CSD market was 3.7 million hectoliters.  The market growth in 2013 was a result of a recovery in the economy and also of higher market investments coming from A-brands.  Per capita consumption reached 112.4 liters in 2013 according to our estimates.

In Uruguay, 38.4% of our CSD volume is directly distributed by us and 61.6% is distributed through exclusive third-party distributors.  Non-returnable bottles account for 82.0% of our sales in that country.  Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Ecuador
The Ecuadorian Beer Market

According to our estimates, the annual sales volume of the Ecuadorian beer market was 2.0 million hectoliters in 2013.  The main packaging presentation in the Ecuadorian beer market is the returnable, 600-milliliter glass bottle, predominantly sold in small retail stores.  The market leader is SABMiller.

Our main beer brands in Ecuador are Brahma  and Budweiser, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and Quito, and third-party distributors around the country.

Peru
The Peruvian Beer Market

According to our estimates, the annual sales volume of the Peruvian beer market in 2013 was 12.4 million hectoliters.  The main packaging presentation is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores.  The market leader is SABMiller.

Our main beer brands in Peru are Brahma, Corona,  and Stella Artois and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

The Peruvian CSD Market

The main packaging presentation in the Peruvian CSD market is the 3-liter one-way PET bottle and 0.5-liter one-way PET bottle, which are predominantly sold in small retail stores.  The market leader is The Coca-Cola Company, represented by its local network of bottlers.  We also face competition from Ajegroup and other regional brands, which compete mainly on price, usually being sold significantly below the market average.

Our main CSD brands in Peru are Pepsi-Cola, Seven Up, Concordia, Evervess, Triple Kola and Gatorade, all sold under an exclusive bottling agreement with PepsiCo.

The distribution system in Peru is comprised of direct distribution operations and third-party distributors.

Canada - Labatt

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, and exports the Kokanee  beer brand to the United States.

According to our estimates, the annual sales volume in the Canadian beer market was 22.1 million hectoliters in 2013, of which Labatt, the market leader, had a volume share of 40.1%.  The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, which is predominantly sold in privately owned and government owned retail stores in addition to privately owned on-trade establishments.  Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser  and Bud Light (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Labatt Blue, Alexander Keith’s, Stella Artois and  Kokanee.  Our distribution system in Canada is structured in different ways across the country, as further explained below.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with Molson and Sleeman a distribution and retail company named Brewers Retail Inc., a company incorporated in 1927, the retail component of which carries out business as The Beer Store, or TBS.  TBS and the Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, own the exclusive rights to sell beer for off-premise consumption in Ontario.  TBS also has the exclusive rights to supply domestic-produced beer to the LCBO.

TBS has been the primary distribution and sales channel for beer in Ontario for more than 80 years.  TBS operates on a cost recovery model under which it charges volume-based fees for services it provides to the brewers.  The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario.  The Liquor Control Act and the Liquor License Act are administered by the Minister of Consumer and Business Services, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

Distribution in Quebec

Quebec is the province in Canada with the second largest beer consumption.  In this province there are no exclusive rights for the sales of beer, and both the on-premise and off-premise sales channels are mostly comprised of privately owned stores.  The SAQ, a government-operated liquor store, sells a select few beer brands that are not available in the private retail system.

We (as well as our competitors) sell our products in Quebec through a direct sales and distribution system.

Distribution in the Western Provinces

Molson and Labatt are each a shareholder in Brewers Distributors Limited, which operates a distribution network for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, as well as three territories (Yukon, the Northwest Territories and Nunavut).  In Alberta, some volume is also sold through a third-party wholesaler.  In these Western Provincial markets, there are both privately controlled retail stores (such as in Alberta and British Columbia) and government-controlled retail stores (such as in British Columbia, Manitoba and Saskatchewan).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (1) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (2) private distributors in Newfoundland.

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev N.V./S.A. (as ABI was then denominated) and Anheuser-Busch, in February 2009 InBev N.V./S.A.’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt.  At that time, KPS Capital Partners, LP, or KPS received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so.  Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012.  During 2011and the first quarter of 2012, KPS volumes were phased out to Molson Coors Canada as part of the production agreement signed in August 2010.  Separately, in order to ensure that we are adequately compensated, ABI also agreed to indemnify us in connection with certain events related to the perpetual license.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Licensing Agreements.”

Beer and CSD Production Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control.  The most important stages are brewing and fermentation, followed by maturation, filtering and packaging.  Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavors.  The proportion and choice of other raw materials varies according to regional taste preferences and the type of beer.

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to approximately 75°C in large mash tuns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars.  The spent grains are filtered out and the liquid, now called “wort,” is boiled.  Hops are added at this point to give a special bitter taste and aroma to the beer, and help preserve it.  The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor from the hops.  Cooling follows, using a heat exchanger.  The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide.  This process of fermentation takes five to eleven days, after which the wort finally becomes beer.  Different types of beer are made using different strains of yeast and wort compositions.  In some yeast varieties, the cells rise to the top at the end of fermentation.  Ales and wheat beers are brewed in this way.  Pilsen beers are made using yeast cells that settle to the bottom.

During the maturation process the liquid clarifies as yeast and other particles settle.  Further filtering gives the beer more clarity.  Maturation varies by type of beer and can take as long as three weeks.  Then the beer is ready for packaging in kegs, cans or bottles.

CSDs are produced by mixing water, flavored concentrate and sugar or sweetener.  Water is processed to eliminate mineral salts and filtered to eliminate impurities.  Purified water is combined with processed sugar or, in the case of diet CSDs, with artificial sweeteners and concentrate.  Carbon dioxide gas is injected into the mixture to produce carbonation.  Immediately following carbonation, the mixture is packaged.  In addition to these inputs, delivery of the product to consumers requires packaging materials such as PET bottles, aluminum or steel cans, labels and plastic closures.

For information on our production facilities, see “—D. Property, Plant and Equipment.”

Sources and Availability of Raw Materials

Beer

The main raw materials used in our production are malt, non-malted cereals, hops and water.

Barley and Malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities.  In the case of our beer operations in Brazil, approximately 80% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt suppliers are Cooperativa Agroindustrial Agraria, Soufflet, Agromalte and Cargill Malt.  Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

We purchase barley for our malting facilities directly from South America farmers.  Barley prices depend on the quality of the barley crop and on the prices for wheat on the main boards of trade across the world.  We enter into future contracts or financials instruments to avoid the impact of short-term volatility in barley and malt prices on our production costs.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe.  The supply of hops is concentrated into a few international companies, namely the Barth-Haas Group, Hopsteiner, Kalsec and HVG.

Non-malted Cereals

Corn syrup is purchased from Ingredion and Cargill.  Corn is purchased to produce grits in-house in some plants and corn grits and rice are purchased in other plants from local suppliers and are generally widely available.

Water

Water represents a small portion of our raw material costs.  We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utility companies.  We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high quality standards and applicable regulations.  As a result of advances in technology, we have continuously reduced our water consumption per hectoliter produced.

CSDs

The main raw materials used in our production are: concentrate (including guaraná extract), sugar, sweetener, juices, water and carbon dioxide gas.  Most of these materials are obtained from local suppliers.

Guaraná Fruit

We have a 1,070 hectare farm that provides us with five tons of guaraná seeds (berries) per year, or about 2% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil.  The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region.  Approximately 50 thousand seedlings are donated per year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others.  The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased locally by each of our operations.  We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Juices

Orange, lemon and grape are purchased locally from Louis Dreyfus Commodities and Dohler.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum and steel cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard.  We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”  For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro.  This unit has a yearly production capacity of 100 thousand tons of glass.

Our main aluminum can suppliers are Rexam, Latapack Ball, Metallic and Crown-Cork.  Our main glass bottles suppliers are Verallia (part of St. Gobain group), Owens-Illinois Glass Containers, Companhia Industrial de Vidro (part of Owens-Illinois group) and Vidroporto, and part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility.  We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement.  Plastic closures are principally purchased from America Tampas (former Crown-Cork), Ravi and Berry plastics.  PET pre-forms are principally purchased from Plastipak, Lorenpet group (CPR, Centralpet, LEB and Lorenpet), Logoplaste, Amcor and Cristalpet.  Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco), but part of the volume used is produced by Mecesa, Aro and Tapon Corona (Mexico).  These producers also supply some of our HILA-Ex operations as well as Allucaps (Mexico), Pelliconi (USA), Tapas Antillanas (Dominican Republic) and Fadesa (Ecuador).

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; and (5) antitrust laws.  In addition, regulations exist to (1) ensure healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (2) place restrictions on beer consumption.

Environmental laws in the countries where we operate are mostly related to (1) the conformity of our operating procedures with environmental standards regarding, among other issues, the emission of gas and liquid effluents and (2) the disposal of one-way packaging.

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another.  The most relevant restrictions are:

•                     each country has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;

•                     some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina and Canada;

•                     some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price, or SRP.  There is a specific SRP for each different packaging presentation.  The SRP may vary from one province to another;

•                     beer sales in the off-premise channel in the Canadian provinces of New Brunswick, Newfoundland, Nova Scotia, Prince Edward Island and Saskatchewan are restricted to specific government-owned stores; and

•                     beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to two chains of retail stores.  One of them is the LCBO, which is government owned, and the other is TBS, jointly owned by Labatt, Molson and Sleeman.  The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (1) the media channels used, (2) the contents of advertising campaigns, and (3) the time and places where beer can be advertised.

Marketing

Our marketing initiatives are concentrated in off-trade and on-trade initiatives.  Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites.  On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade.  The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent written notice by either party of its intent not to renew the contract at least two years prior to the expiration of their term, or on account of other events, such as a change of control or insolvency of, or failure to comply with material terms or meet material commitments, by us.  See “Item 10. Additional Information—C. Material Contracts—License Agreements.”  We also have agreements with PepsiCo to manufacture, bottle, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru.  Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and Bolivia.  In 2013, sales volumes of PepsiCo products represented approximately 32% of our total CSD & NANC sales volumes in Brazil, nearly 70% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Argentina, Peru, Bolivia and Uruguay.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser  and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2013, the Anheuser-Busch brands sold by Labatt represented approximately 60% of Labatt’s total sales volumes.  According to our estimates, the Budweiser  brand is currently the largest selling brand in terms of volume in Canada.

We also have a license agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser  in Brazil.  We also have certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, El Salvador and Nicarágua.

We and ABI are also parties to a 10-year cross-licensing agreement which began  in 2005, through which we are allowed to produce, bottle, sell and distribute beer under the brands Stella Artois and Beck’s  in Latin America (except Argentina and Cuba) on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma  in Europe, Asia, Africa, Cuba and the United States on an exclusive basis.  Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada, and the Latin America South zone, and ABI has an arrangement through which it distributes Stella Artois in Argentina.  In addition, under the Indemnification Agreement between us and ABI, dated November 13, 2008 (see “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Licensing Agreements”), ABI has agreed to transfer the distribution in the U.S. of the non-Labatt branded beer to the Anheuser-Busch distribution network.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2013, represented as a percentage of gross sales, was: 39.8% in Brazil; 21.9% in Canada; 22.7% in Central America; 24.5% in Ecuador; 40.6% in Peru; 44.7% in the Dominican Republic; 20.6% in Argentina; 25.8% in Bolivia; 20.7% in Chile; 13.5% in Paraguay; and 18.4% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our CSD & NANC products in 2013, represented as a percentage of gross sales, was: 31.5% in Brazil; 10.8% in the Dominican Republic; 15.2% in Peru; between 18.2% and 20.3% in Argentina, depending on the type and flavor of the beverage; 19.3% in Bolivia; and 24.0% in Uruguay.

Changes to Brazilian Taxes on Beverages

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable amount and tax rates for (1) the IPI Excise Tax, (2) the PIS Contribution, and (3) the COFINS.  Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers.  Under the system approved in 2008, higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table.  The taxable amount is calculated through the application of a rate to the consumer price established in the respective consumer price reference table.  In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels.  Federal taxes were increased in October 2012 based on price-to-consumer researches.  In addition, in April 2013 an aggregate increase of two percentange points was approved with respect to the rates of the IPI Excise Tax, the PIS Contribution and the COFINS on beer sales.  Moreover, in 2013 the following five Brazilian states increased their rates for the ICMS Value-Added Tax applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso and the Federal District.  In addition, in January 2014, the state government of Bahia increased the ICMS Value-Added Tax rate applicable to beer.

C.            Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 71.5% of our total and voting capital stock (excluding treasury shares) as of December 31, 2013.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2013.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is jointly controlled by the Braco Group and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders —Ambev Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly.  We also indirectly control Labatt and the operations conducted by our HILA-Ex and Latin America South units.  The following chart illustrates the ownership structure of our principal subsidiaries as of February 28, 2014 based on total share capital owned.

Organizational Structure

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2013, our aggregate beer and CSD production capacity was 280.4 million hectoliters per year.  Our total annual beer production capacity was 194.5 million hectoliters as of that date.  Our total CSD production capacity was 85.9 million hectoliters at December 31, 2013.  In 2013, the total production at these facilities was equal to 119.3 million hectoliters of beer and 45.0 million hectoliters of CSD.

The following is a list of our principal production facilities as of December 31, 2013:

Latin America North
Plant		Type of Plant
Brazil
Agudos, São Paulo		Beer
Brasília, Federal District		Beer
Curitiba, Paraná		Beer
Equatorial, Maranhao		Beer
Goiânia, Goiás		Beer
Jacareí, São Paulo		Beer
Lages, Santa Catarina		Beer

Latin America North
Plant		Type of Plant
Brazil
Natal, Rio Grande do Norte		Beer
Guarulhos, São Paulo		Beer
Sete Lagoas, Minas Gerais		Beer
Petrópolis, Rio de Janeiro		Beer
Águas Claras, Sergipe		Mixed
Aquiraz, Ceará		Mixed
Camaçari, Bahia		Mixed
Cebrasa, Goiás		Mixed
Cuiabá, Mato Grosso		Mixed
Jaguariéna, São Paulo		Mixed
João Pessoa, Paraiba		Mixed
Itapissuma, Pernambuco		Mixed
Nova Rio, Rio de Janeiro		Mixed
Manaus, Amazonas		Mixed
Minas, Minas Gerais		Mixed
Teresina, Piauí		Mixed
Águas Claras do Sul, Rio Grande do Sul		Mixed
Piraí, Rio de Janeiro		Mixed
Curitibana, Paraná		Soft drinks
Contagem, Minas Gerais		Soft drinks
Jundiaí, São Paulo		Soft drinks
Sapucaia, Rio Grande do Sul		Soft drinks
São Paulo, São Paulo		Labels
Manaus, Amazonas		Crown Cap
Campo Grande, Rio de Janeiro		Glass Bottle
Manaus, Amazonas		Concentrate
Maltaria Navegantes, Rio Grande do Sul		Malt
Maltaria Passo Fundo, Rio Grande do Sul		Malt
HILA-Ex
Ambev Centroamerica, Guatemala		Beer
Santo Domingo, Dominican Repulic		Beer
Hato Nuevo, Dominican Republic		Soft drinks
Saint Vincent		Mixed
Dominica		Mixed

Latin America South
Plant		Type of Plant
Huachipa, Peru		Mixed
Sullana, Peru		Soft Drinks
Guyaquil, Ecuador		Beer
Cympay, Uruguay		Malt
Musa, Uruguay		Malt
Malteria Pampa, Argentina		Malt
Quilmes, Argentina		Beer
Corrientes, Argentina		Mixed
La Paz, Bolivia		Beer
Santa Cruz, Bolivia		Beer
Cochabamba, Bolivia		Beer
Huari, Bolivia		Beer
Tarija, Bolivia		Beer
Santiago, Chile		Beer
Minas, Uruguay		Beer

Latin America South
Plant	Type of Plant
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina(1)	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans

(1)   This malting facility has been leased to third parties for 10 years as from 2007.

Canada
Plant		Type of Plant
St. John’s		Beer
Halifax		Beer
Montreal		Beer
London		Beer
Edmonton		Beer
Creston		Beer

ITEM 4A.             UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.                OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.            Operating Results

Introduction

The following management’s discussion and analysis of financial condition and results of operations should be read in conjunction with our audited consolidated financial statements included elsewhere in this annual report on Form 20-F.  This annual report contains forward-looking statements that involve risks and uncertainties.  Our actual results may differ materially from those discussed in the forward-looking statements as a result of various factors including, without limitation, those set forth in “Cautionary Statement Regarding Forward-Looking Information” and the matters set forth in this annual report generally.

We have prepared our audited consolidated financial statements as of December 31, 2013, 2012 and 2011 and for the years then ended in reais  in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB.  The amounts are in million reais, unless otherwise stated.

Critical Accounting Policies

The SEC has defined a critical accounting policy as a policy for which there is a choice among alternatives available, and for which choosing a legitimate alternative would yield materially different results.  We believe that the following are our critical accounting policies.  We consider an accounting policy to be critical if it is important to our financial condition and results of operations and requires significant or complex judgments and estimates on the part of our management.

The preparation of financial statements in conformity with IFRS requires us to use estimates and adopt assumptions that affect the reported amounts of assets and liabilities, revenues and expenses and accounting disclosures.  Actual results may differ from those estimated under different variables, assumptions or conditions. note 3 to our audited consolidated financial statements includes a summary of the significant accounting policies applied in the preparation of these financial statements.  In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included below a brief discussion of our more significant accounting policies.

Accounting for Business Combinations and Impairment of Goodwill and Intangible Assets

We have made acquisitions that generated a significant amount of goodwill and other intangible assets, including from the acquisition of Labatt, Quinsa and Cerveceria Nacional Dominicana, or CND.

Under IFRS, goodwill is calculated as the difference between the transferred consideration and the fair value of the net assets acquired.  IFRS 3 “Business Combinations” does not permit that goodwill and intangible assets with indefinite useful lives be amortized but they should be tested annually for impairment.  Our intangible assets with definite useful lives are amortized over the estimated useful lives of these assets.

We exercise significant judgment in the process of identifying tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives.  We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities.  The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates.  The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

We test our goodwill and other long-lived assets for impairment annually and whenever events and circumstances indicate that the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of those items.  Our cash flow estimates are based on historical results adjusted to reflect our best estimate of future market and operating conditions.  Our estimates of fair values used to determine the resulting impairment loss, if any, represent our best estimate based on forecasted cash flows, industry trends and reference to market rates and transactions.  Impairments can also occur when we decide to dispose of assets.  Reporting units are not expected to be at risk as a reasonable change in assumptions should not trigger an impairment.

Predecessor Basis of Accounting

As a preliminary step to the stock swap merger of Old Ambev with us in 2013 (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”), ABI contributed to the Company (i.e., Ambev S.A.) the common and preferred shares indirectly held by it in Old Ambev through other vehicles.  For accounting purposes, this preliminary step comprised of ABI’s contribution, to the Company, of its indirectly-held Old Ambev common and preferred shares was treated as a business combination between entities under common control.  IFRS 3 (Business Combinations) is the accounting pronouncement that is applicable to business combinations.  However, business combinations between entities under common control have not been addressed by IFRS. In fact, the above mentioned accounting pronouncement explicitly excludes from its scope business combinations between entities under common control.

Therefore, in the absence of guidance in the Conceptual Framework for Financial Reporting, IAS 8 (Accounting Policies, Changes in Accounting Estimates and Errors) indicates that management may consider (1) recent technical positions assumed by other accounting standard-setting bodies that use a similar conceptual framework to the IASB to develop accounting pronouncements or (2) other accounting literature and generally accepted accounting practices, in either case to the extent not in conflict with the sources described in IAS 8.  In that context, for purposes of accounting for the above mentioned contribution of ABI’s Old Ambev shares to us prior to the stock swap merger, management decided to observe the predecessor basis of accounting, which is an accounting alternative for business combinations between entities under common control that is applied by generally accepted accounting practices in other countries, including the U.S. and U.K.

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity receiving the net assets or the equity interests shall initially record the transferred assets and liabilities at their book value at the transfer date.  If the book values of the transferred assets and liabilities are different from the historical cost of those assets and liabilities recorded by the controlling entity of the entities under common control, the financial statements of the acquirer shall reflect such transferred assets and liabilities at the cost that was originally recorded by the controlling entity of the entities under common control.

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care.  The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil, the Dominican Republic, Argentina, Bolivia and Canada.  Usually, pension plans are funded by payments made both by the Company and its employees, taking into account the recommendations of independent actuaries.  Ambev maintains funded and unfunded plans.

Defined Contribution Plans

A defined contribution plan is a pension plan under which the group pays fixed contributions into a separate entity.  For defined contribution plans, the group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis.  Once the contributions have been paid, the group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

Contributions to these plans are recognized as an employee benefit expense in the period in which they are incurred.  Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Defined Benefit Plans

Defined benefit plans typically define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method.  The projected unit credit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately.  Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee.  The amounts charged to the income statement consist of current service cost, interest cost, the expected return of any plan assets, past service costs and the effect of any settlements and curtailments.  The obligations of the plan recognized in the balance sheet are measured at the current value of the estimated future cash outflows using a discount rate equivalent to the bond rates with maturity terms similar to those of the obligation, less any past service cost not yet recognized and the fair value of any plan assets.  Past service costs result from the introduction of a new plan or changes to an existing plan.  These are recognized in the income statement over the period the benefit vests.  Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions compared to the actual results and the effects of changes in actuarial assumptions.  Actuarial gains and losses are fully recognized in other comprehensive income.

Past-service costs are recognized immediately in income, unless the changes to the pension plan are conditional on the employees remaining in service for a specified period of time (the vesting period).  In this case, the past-service costs are amortized on a straight-line basis over the vesting period.

Where the calculated amount of a defined benefit plan liability is negative (an asset), Ambev recognizes such pension asset to the extent of any unrecognized past service costs plus any economic benefits available to Ambev either from refunds or reductions in future contributions.

Other Post-Employment Obligations

The Company and its subsidiaries provide health care benefits, reimbursement of expenses with certain medications and other benefits to certain retirees who retired in the past.  These benefits are not granted to new retirees.  The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans.

Share-Based Payments

We have different share grant and share option programs for management and other members appointed by the Board of Directors to acquire Ambev common shares. The fair value of these share options is estimated at the grant date using an option pricing model that is most appropriate for the respective option.  Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to shareholders’ equity.  When the options are exercised, our shareholders’ equity is increased by the amount of the proceeds received by us.

Contingencies

The preparation of our financial statements requires our management to make estimates and assumptions regarding contingencies which affect the valuation of assets and liabilities at the date of the financial statements and the revenues and expenses during the reported period.

We disclose material contingent liabilities unless the possibility of any loss arising is considered remote, and material contingent assets where the inflow of economic benefits is probable.  We discuss our material contingencies in note 30 to our financial statements.

Under IFRS, we record a provision for a loss contingency when it is probable that a future event will confirm that a liability has been incurred at the date of the financial statements, and the amount of the loss can be reasonably estimated.  In particular, given the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment.  By their nature contingencies will only be resolved when one or more future events occur or fail to occur – and typically those events may occur a number of years in the future.

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded on our balance sheet as of December 31, 2013, 2012 and 2011 totaled R$576.7 million, R$655.6 million and R$580.0 million, respectively.  For further details, see note 30 to our audited consolidated financial statements.

Deferred and Current Income Taxes

We recognize deferred tax effects of tax loss carry forwards and temporary differences between the financial statement carrying amounts and the tax basis of our assets and liabilities.  We estimate our income taxes based on regulations in the various jurisdictions where we conduct business.  This requires us to estimate our actual current tax exposure and to assess temporary differences that result from different treatment of certain items for tax and accounting purposes.  These differences result in deferred tax assets and liabilities, which we record on our balance sheet.  We regularly review the deferred tax assets for recoverability and will only recognize these if we believe that it is probable that there will be sufficient taxable profit against any temporary differences that can be utilized, based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences.

The carrying amount of a deferred tax asset is reviewed at each balance sheet date.  We reduce the carrying amount of a deferred tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.  Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Accounting for Derivatives

Ambev uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices.  Ambev’s financial risk management policy forbids the use of derivative financial instruments for speculative purposes.  Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria defined in the International Accounting Standard 39 Financial Instruments: Recognition and Measurement, or the IAS 39, are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates.

Subsequent to initial recognition, derivative financial instruments are remeasured taking into account their fair value on the financial statements date.  Depending on the type of instrument, whether cash flow hedging or fair value hedging, the changes in their fair value are recognized in the income statement or in equity.

The concepts of cash flow, net investment hedge accounting and fair value hedge accounting are applied to all instruments that meet the hedge accounting requirements defined in IAS 39, e.g., the maintenance of the documentation required and the effectiveness of the hedge.

Cash Flow Hedge Accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).   When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non- financial asset or a non-financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g., when the variable interest expense is recognized).  The ineffective part of any gain or loss is recognized immediately in the income statement.  When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs.  If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

Net Investment Hedge Accounting

When a foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves).

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be an effective hedge is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the income statement.

Investments in equity instruments or derivatives linked to and to be settled by delivery of an equity instrument are stated at cost when such equity instrument does not have a quoted market price in an active market and for which other methods of reasonably estimating fair value are clearly inappropriate or unworkable.

Fair Value Hedge Accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement.  The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.  The Company will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated.  Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$(11.6) million on December 31, 2013 (as compared to a loss of R$(28.6) million on December 31, 2012, and R$(55.6) million on December 31, 2011), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(in R$ million)
International financing (other currencies)	593.8	593.8	-
BNDES/FINEP/EGF	1,809.8	1,809.8	-
2017 notes	279.0	290.6	(11.6)
Tax incentives	190.2	190.2	-
Financial Leasing	21.2	21.2	-
Total	2,894.0	2,905.6	(11.6)

Special Items

Special items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In deciding whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

Taxes

Income Taxes

Income taxes in Brazil are comprised of federal income tax and social contribution on profits (which is an additional federal income tax).  Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2013, 2012 and 2011 was 33.0%, 32.1% and 32.6%, respectively.  For the years ended December 31, 2013, 2012 and 2011, our IFRS effective tax rate was 17.8%, 18.2% and 22.4%, respectively.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (1) benefits arising from tax-deductible payments of interest on shareholders’ equity without an interest charge in pre-tax income, (2) tax saving from goodwill amortization and (3) increased income from companies with an average tax rate of less than the Brazilian average rate of 34%, all of which was partially offset by a reduction in certain income tax incentives enjoyed by us.

Tax Losses Available for Offset

Part of the tax benefit corresponding to the tax losses carry forward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable.  The tax loss carry forward related to these unrecognized deferred tax assets were equivalent to R$1.0 billion on December 31, 2013, with an average expiration period of five years.

Tax losses and negative bases of social contribution in Brazil have no expiration date.  However, the annual offset is limited to 30% of pre-tax income.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

In the periods discussed below, we conducted our operations through three business segments as follows:

•                     Latin America North,   which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica and Guatemala (which also serves El Salvador and Nicaragua).

•                     Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru.

•                     Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2013	2012	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	165,169.2	169,839.4	(2.7)%
Net sales	34,791.4	32,231.0	7.9%
Net revenue per hectoliter—R$/hl	210.6	189.8	11.0%
Cost of sales	(11,397.8)	(10,459.8)	9.0%
Gross profit	23,393.6	21,771.2	7.5%
Gross margin (%)	67.2%	67.5%	-
Sales and marketing expenses	(8,025.8)	(7,350.9)	9.2%
Administrative expenses	(1,736.4)	(1,603.5)	8.3%
Other operating income/(expenses)	1,761.5	863.4	104.0%
Special items	(29.2)	(50.4)	(42.1)%
Income from operations	15,363.7	13,629.8	12.7%
Operating margin (%)	44.2%	42.3%	-
Net income	11,354.1	10,420.6	9.0%
Net margin (%)	32.6%	32.3%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(32.8)	(32.5)
Gross profit	67.2	67.5
Sales and marketing expenses	(23.1)	(22.8)
Administrative expenses	(5.0)	(5.0)
Other operating income/(expenses)	5.1	2.7
Special items	(0.1)	(0.2)
Income from operations	44.2	42.3

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013					2012
	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	22,040.8	1,438.8	7,051.7	4,260.1	34,791.4	20,977.9	971.6	6,250.7	4,030.8	32,231.0
Cost of sales	(6,911.8)	(640.7)	(2,605.1)	(1,240.2)	(11,397.8)	(6,409.8)	(455.9)	(2,449.7)	(1,144.4)	(10,459.8)
Gross profit	15,129.0	798.1	4,446.6	3,019.9	23,393.6	14,568.0	515.7	3,801.0	2,886.4	21,771.2
Sales, marketing and administrative expenses	(6,205.4)	(474.2)	(1,671.7)	(1,411.0)	(9,762.3)	(5,747.7)	(390.9)	(1,453.0)	(1,362.8)	(8,954.4)
Other operating income/ (expenses)	1,775.4	(7.5)	(12.3)	5.9	1,761.5	836.4	3.7	7.4	15.9	863.4
Special items	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)	(19.1)	(31.3)	-	-	(50.4)
Income from operations	10,692.7	310.0	2,752.7	1,608.2	15,363.7	9,637.6	97.2	2,355.4	1,539.5	13,629.8

(1)   The Latin America North business segment is comprised of Brazil and HILA-Ex.

Net Sales

Net sales increased by 7.9% in 2013, to R$34,791.4 million from R$32,231.0 million in 2012, as shown in the tables set forth below:

	Net Sales Year Ended December 31,
	2013		2012		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	23,479.6	67.5%	21,949.5	68.1%	7.0%
Brazil	22,040.8	63.4%	20,977.9	65.1%	5.1%
Beer Brazil	18,407.1	52.9%	17,598.4	54.6%	4.6%
CSD & NANC	3,633.7	10.4%	3,379.5	10.5%	7.5%
HILA-Ex	1,438.8	4.1%	971.6	3.0%	48.1%
Latin America South	7,051.7	20.3%	6,250.7	19.4%	12.8%
Canada	4,260.1	12.2%	4,030.8	12.5%	5.7%
Total	34,791.4	100.0%	32,231.0	100.0%	7.9%

	Sales Volumes Year Ended December 31,
	2013		2012		% Change
	Volume	% of Total	Volume	% of Total
	(in thousand of hectoliters, except percentages)
Latin America North	119,116.3	72.1%	122,382.2	72.1%	(2.7)%
Brazil	113,148.0	68.5%	117,486.6	69.2%	(3.7)%
Beer Brazil	82,973.9	50.2%	86,692.2	51.0%	(4.3)%
CSD & NANC	30,174.1	18.3%	30,794.4	18.1%	(2.0)%
HILA-Ex	5,968.3	3.6%	4,895.6	2.9%	21.9%
Latin America South	36,917.7	22.4%	38,096.5	22.4%	(3.1)%
Canada	9,135.2	5.5%	9,360.7	5.5%	(2.4)%
Total	165,169.2	100.0%	169,839.4	100.0%	(2.7)%

	Net Revenues per Hectoliter Year Ended December 31,
	2013	2012	% Change
	(in R$, except percentages)
Latin America North	197.1	179.4	9.9%
Brazil	194.8	178.6	9.1%
Beer Brazil	221.8	203.0	9.3%
CSD & NANC	120.4	109.7	9.7%
HILA-Ex	241.1	198.5	21.5%
Latin America South	191.0	164.1	16.4%
Canada	466.3	430.6	8.3%
Total	210.6	189.8	11.0%
Latin America North Operations
Brazilian Operations

Total net sales from our Brazilian operations increased by 5.1% in 2013, to R$22,040.8 million from R$20,977.9 million in 2012.

Our net sales of beer in Brazil increased by 4.6% in 2013, to R$18,407.1 million from R$17,598.4 million in 2012.  The 4.3% decline in our Brazilian beer sales volume, driven mostly by industry contraction and market share loss, was more than offset by a 9.3% increase in net revenue per hectoliter in 2013, which reached R$221.8 in that year. The increase in net revenue per hectoliter in 2013 resulted mainly from (1) our price increases, (2) the increased direct distribution of beer sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements, and (3) increased participation of premium brands in the mix of products sold, partially offset by (4) higher sales taxes.

Our net sales of CSD & NANC in Brazil increased by 7.5% in 2013, to R$3,633.7 million from R$3,379.5 million in 2012. The main driver that contributed to this growth was a 9.7% increase in net revenues per hectoliter in 2013, reaching R$120.4 in that year, mainly as a result of (1) our price increases and (2) the increased direct distribution of CSD & NANC sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements. The increase in net revenues per hectoliter in 2013 was partially offset by a 2.0% decline in our Brazilian CSD & NANC sales volume mainly driven by market contraction, partially offset by market share gains.

HILA-Ex Operations

Net sales from our HILA-Ex operations increased by 48.1% in 2013, to R$1,438.8 million from R$971.6 million in 2012.  The main reason for the increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations only in May 2012, while we consolidated the results of operations of that entity for the entire year of 2013.  Revenues from our HILA-Ex operations grew organically in 2013 (i.e., without the impact of our consolidation of CND’s results of operations) by 13.9% due to our price increases and increased volumes sold in the region.

Latin America South Operations

Net sales from our Latin America South operations increased by 12.8% in 2013, to R$7,051.7 million in 2013 from R$6,250.7 million in 2012.  The main reason for this growth was a 16.4% increase in revenue per hectoliter in 2013, which reached R$191.0 per hectoliter in that year, mainly due to our price increases in the region, which was partially offset by a 3.1% decline in our sales volume in that region, due to market contraction in most of the countries where we we operate in the region.

Canada Operations

Net sales from our Canadian operations increased by 5.7% in 2013, to R$4,260.1 million from R$4,030.8 million in 2012.  This result was mainly driven by the appreciation of the Canadian dollar against the real  and by our price increases, both of which were partially offset by an 2.4% decline in our Canadian sales volume due to market contraction in that region and market share loss.

Cost of Sales

Cost of sales increased by 9.0% in 2013, to R$11,397.8 million from R$10,459.8 million in 2012.  As a percentage of our net sales, total cost of sales increased to 32.8% in 2013 from 32.5% in 2012.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2013	2012	% Change
	(in R$, except percentages)
Latin America North	63.4	56.1	13.0%
Brazil	61.1	54.6	12.0%
Beer Brazil	64.2	57.6	11.3%
CSD & NANC	52.6	45.9	14.6%
HILA-Ex	107.4	93.1	15.3%
Latin America South	70.6	64.3	9.7%
Canada	135.8	122.3	11.0%
Total	69.0	61.6	12.0%

Latin America North Operations
Brazilian Operations

Total cost of sales for our Brazilian operations increased by 7.8% in 2013, to R$6,911.8 million from R$6,409.8 million in 2012.  On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 12.0% in 2013, to R$61.1 from R$54.6 in 2012.

Cost of sales for our Brazilian beer operations increased by 6.6% in 2013, to R$5,323.7 million from R$4,995.8 million in 2012.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 11.3%, to R$64.2 from R$57.6 in 2012.  The main factors that led to this increase were currency hedges and greater industrial depreciation, both of which were partially offset by our commodities hedges.

Cost of sales for our Brazilian CSD & NANC segment increased 12.3% in 2013, to R$1,588.1  million from R$1,414.0  million in 2012. The cost of sales per hectoliter increased 14.6%, totaling R$52.6 from R$45.9 in 2012, impacted by currency hedges partially offset by commodities hedges.

HILA-Ex Operations

The cost of sales for our HILA-Ex operations increased 40.5% in 2013, to R$640.7 million from R$455.9 million in 2012.  The main reason for this increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.  In reported terms, cost of sales per hectoliter for our HILA-Ex operations increased by 15.3% in 2013, to R$107.4 from R$93.1 in 2012.  However, cost of sales for this segment increased organically in 2013 (i.e., without the impact of our consolidation of CND’s results of operations in that year) by only 4.5%.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 6.3% in 2013, to R$2,605.1 million from R$2,449.7 million in 2012.  On a per hectoliter basis, cost of sales for our Latin America South operations increased by 9.7% in 2013, to R$70.6 from R$64.3 in 2012.  The increase in cost of sales for our Latin America South operations was mainly a result of overall inflation and higher labor-related costs, mainly in Argentina.

Canada Operations

Cost of sales for our Canadian operations increased by 8.4% in 2013, to R$1,240.2 million from R$1,144.4 million in 2012.  This increase was mainly due to the appreciation of the Canadian dollar against the Brazilian real.

Gross Profit

Gross profit increased by 7.5% in 2013, to R$23,393.6 million from R$21,771.2 million in 2012.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2013			2012
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	15,927.1	68.1%	67.8%	15,083.8	69.3%	68.7%
Brazil	15,129.0	64.7%	68.6%	14,568.0	66.9%	69.4%
Beer Brazil	13,083.4	55.9%	71.1%	12,602.5	57.9%	71.6%
CSD & NANC	2,045.6	8.7%	56.3%	1,965.5	9.0%	58.2%
HILA-Ex	798.1	3.4%	55.5%	515.7	2.4%	53.1%
Latin America South	4,446.6	19.0%	63.1%	3,801.0	17.5%	60.8%
Canada	3,019.9	12.9%	70.9%	2,886.4	13.3%	71.6%
Total	23,393.6	100.0%	67.2%	21,771.2	100.0%	67.5%

Sales and Marketing and Administrative Expenses

Our sales and marketing and administrative expenses increased by 9.0% in 2013, to R$9,762.3 million from R$8,954.4 million in 2012. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales and marketing and administrative expenses in Brazil increased by 8.0% in 2013, to R$6,205.4 million from R$5,747.7  million in 2012.

Sales and marketing and administrative expenses for our Brazilian beer operations increased 7.5% in 2013, to R$5,408.3 million from R$5,028.7 million in 2012. The main driver for the increase in these expenses for our Brazilian beer operations were higher distribution costs due to increased direct distribution of beer sold in Brazil, which costs more than third-party distribution arrangements.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil increased by 10.9% in 2013, to R$797.1 million from R$719.0 million in 2012, mainly as a result of higher distribution costs.

HILA-Ex Operations

Sales and marketing and administrative expenses for our HILA-Ex operations increased by 21.3% in 2013, to R$474.2 million from R$390.9 million in 2012, mainly as a result of our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.  Organically, sales and marketing and administrative expenses for our HILA-Ex operations in 2013 (i.e., without the impact of our consolidation of CND’s results of operations) decreased by 2.8%.

Latin America South Operations

Sales and marketing and administrative expenses for our Latin America South operations increased by 15.1% in 2013, to R$1,671.7 million from R$1,453.0 million in 2012, mainly due to higher transportation and labor costs, caused mainly by heightened inflation in Argentina.

Canada Operations

Sales and marketing and administrative expenses for our Canadian operations increased by 3.5% in 2013, to R$1,411.0 million from R$1,362.8  million in 2012, principally because of the appreciation of the Canadian dollar against the Brazilian real.

Other Operating Income (Expense)

Other net operating income increased by 104.0% in 2013, to R$1,761.5 million from R$863.4 million in 2012, mainly due to higher government grants and the net present value adjustment of increased long-term fiscal incentives.

Special Items

Special items amounted to a R$29.2 million expense in 2013, representing a 42.1% decrease in the R$50.4 million expense recorded as special items in 2012.  Such reduction is explained mainly by decreased incurrence of restructuring expenses in 2013 relative to 2012.

Income from Operations

As a result of the foregoing, income from operations increased by 12.7% in 2013, to R$15,363.7 million from R$13,629.8 million in 2012.

Net Finance Cost

Our net financial expense increased by 75.7% in 2013, to R$1,563.4 million from R$889.6 million in 2012. This result is mainly explained by (1) a non-cash accretion expense in connection with the put option associated with our investment in CND, (2) higher losses on non-derivative instruments related to foreign currency variation expenses, and (3) a R$198.4 million impairment related to our investments in Venezuela.

Our total year-end indebtedness decreased by R$249.7 million in 2013, while our cash and cash equivalents and current investment securities increased by R$2,123.5 million in that year, reflecting our strong cash generation in 2013. As a result, our year-end net cash position increased by R$2.373.2 million in 2013.

Income Tax Expense

Our consolidated income tax and social contribution on profits increased by 5.9% in 2013, to R$2,457.6 million from R$2,320.1 million in 2012.  The effective tax rate in 2013 was 17.8%, compared to 18.2% in the previous year.  Such decrease in our effective tax rate in 2013 was primarily due to higher deductible interest on shareholders’ equity and increased goodwill amortization.

Net Income

Net income increased by 9.0% in 2013, to R$11,354.1 million from R$10,420.6 million in 2012, due mainly to a higher EBITDA and a lower effective tax rate in 2013.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

In the periods discussed below, we conducted our operations through three business segments as follows:

•                     Latin America North,   which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica and Guatemala (which also serves El Salvador and Nicaragua).

•                     Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru.

•                     Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2012	2011	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—‘000 hectoliters	169,839.4	165,043.9	2.9%
Net sales	32,231.0	27,126.7	18.8%
Net revenue per hectoliter—R$/hl	189.8	164.4	15.5%
Cost of sales	(10,459.8)	(8,998.5)	16.2%
Gross profit	21,771.2	18,128.2	20.1%
Gross margin (%)	67.5%	66.8%	-
Sales and marketing expenses	(7,350.9)	(6,254.1)	17.5%
Administrative expenses	(1,603.5)	(1,237.3)	29.6%
Other operating income/(expenses)	863.4	783.2	10.2%
Special items	(50.4)	23.1	-
Income from operations	13,629.8	11,443.1	19.1%
Operating margin (%)	42.3%	42.2%	-
Net Income	10,420.6	8,478.8	22.9%
Net margin (%)	32.3%	31.3%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012	2011
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(32.5)	(33.2)
Gross profit	67.5	66.8
Sales and marketing expenses	(22.8)	(23.1)
Administrative expenses	(5.0)	(4.6)
Other operating income/(expenses)	2.7	2.9
Special items	(0.2)	0.1
Income from operations	42.3	42.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2012 and 2011:

	Year Ended December 31,
	2012					2011
	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	20,977.9	971.6	6,250.7	4,030.8	32,231.0	18,616.9	226.8	4,777.6	3,505.4	27,126.7
Cost of sales	(6,409.8)	(455.9)	(2,449.7)	(1,144.4)	(10,459.8)	(5,885.3)	(139.4)	(1,927.4)	(1,046.4)	(8,998.5)
Gross profit	14,568.0	515.7	3,801.0	2,886.4	21,771.2	12,731.6	87.4	2,850.2	2,459.0	18,128.2
Sales, marketing and administra-tive expenses	(5,747.7)	(390.9)	(1,453.0)	(1,362.8)	(8,954.4)	(5,065.9)	(139.4)	(1,109.6)	(1,176.5)	(7,491.4)
Other operating income/ (expenses)	836.4	3.7	7.4	15.9	863.4	775.0	(2.7)	1.6	9.3	783.2
Special items	(19.1)	(31.3)	-	-	(50.4)	35.6	-	(9.2)	(3.3)	23.1
Income from operations	9,637.6	97.2	2,355.4	1,539.5	13,629.8	8,476.3	(54.8)	1,733.1	1,288.5	11,443.1

(1)   The Latin America North business segment is comprised of Brazil and HILA-Ex.

Net Sales

Net sales increased by 18.8% in 2012, to R$32,231.0 million from R$27,126.7 million in 2011, as shown in the tables set forth below:

	Net Sales Year Ended December 31,
	2012		2011		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	21,949.5	68.1%	18,843.7	69.5%	16.5%
Brazil	20,977.9	65.1%	18,616.9	68.6%	12.7%
Beer Brazil	17,598.4	54.6%	15,667.5	57.8%	12.3%
CSD & NANC	3,379.5	10.5%	2,949.4	10.9%	14.6%
HILA-Ex	971.6	3.0%	226.8	0.8%	328.4%
Latin America South	6,250.7	19.4%	4,777.6	17.6%	30.8%
Canada	4,030.8	12.5%	3,505.4	12.9%	15.0%
Total	32,231.0	100.0%	27,126.7	100.0%	18.8%

	Sales Volumes Year Ended December 31,
	2012		2011		% Change
	Volume	% of Total	Volume	% of Total
	(in thousand of hectoliters, except percentages)
Latin America North	122,382.2	72.1%	116,305.5	70.5%	5.2%
Brazil	117,486.6	69.2%	113,960.5	69.0%	3.1%
Beer Brazil	86,692.2	51.0%	84,597.8	51.3%	2.5%
CSD & NANC	30,794.4	18.1%	29,362.7	17.8%	4.9%
HILA-Ex	4,895.6	2.9%	2,345.0	1.4%	108.8%
Latin America South	38,096.5	22.4%	38,599.2	23.4%	(1.3)%
Canada	9,360.7	5.5%	10,139.3	6.1%	(7.7)%
Total	169,839.4	100.0%	165,043.9	100.0%	2.9%

	Net Revenues per Hectoliter Year Ended December 31,
	2012	2011	% Change
	(in R$, except percentages)
Latin America North	179.4	162.0	10.7%
Brazil	178.6	163.4	9.3%
Beer Brazil	203.0	185.2	9.6%
CSD & NANC	109.7	100.4	9.3%
HILA-Ex	198.5	96.7	105.2%
Latin America South	164.1	123.8	32.6%
Canada	430.6	345.7	24.6%
Total	189.8	164.4	15.5%
Latin America North Operations
Brazilian Operations

Total net sales from our Brazilian operations increased by 12.7% in 2012, to R$20,977.9 million from R$18,616.9 million in 2011.

Our net sales of beer in Brazil increased by 12.3% in 2012, to R$17,598.4 million from R$15,667.5 million in 2011.  The main drivers that contributed to this growth were: (1) beer sales volume growth of 2.5%, driven mostly by industry expansion, partially offset by market share loss, and (2) a 9.6% increase in net revenue per hectoliter in 2012, which reached R$203.0 per hectoliter in that year from R$185.2 in 2011, mainly as a result of (1) our price increases, (2) increased direct distribution of beer sold in Brazil, and (3) increased participation of premium brands in the mix of products sold, partially offset by (4) higher sales taxes.

Our net sales of CSD & NANC in Brazil increased by 14.6% in 2012, to R$3,379.5 million from R$2,949.4million in 2011.  The main drivers that contributed to this growth were (1) sales volume growth of 4.9%, driven by market share gains and market expansion, and (2) an increase in net revenues per hectoliter of 9.3% in 2012, reaching R$109.7 per hectoliter in that year from R$100.4 in 2011, mainly as a result of our price increases, partially offset by higher sales taxes.

HILA-Ex Operations

Net sales from our HILA-Ex operations increased by 328.4% in 2012, to R$971.6 million from R$226.8 million in 2011.  The main reason for the increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.

Latin America South Operations

Net sales from our Latin America South operations increased by 30.8% in 2012, to R$6,250.7 million from R$4,777.6 million in 2011.  The main reason for this growth was a 32.6% growth in revenue per hectoliter in 2012, reaching R$164.1 per hectoliter in that year from R$123.8 in 2011, due to our price increases in the region, also helped by a strong performance of our premium brands and by the appreciation of the Argentine peso against the real  (based on annual average rates).

Canada Operations

Net sales from our Canadian operations increased by 15.0% in 2012, to R$4,030.8 million from R$3,505.4 million in 2011.  This result was mainly driven by the appreciation of the Canadian dollar against the real  and by our price increases in the region, both of which were partially offset by the phasing out of contracted volume supplied to the company North American Brewers in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Cost of Sales

Cost of sales increased by 16.2% in 2012, to R$10,459.8 million from R$8,998.5 million in 2011.  As a percentage of our net sales, total cost of sales decreased to 32.5% in 2012 from 33.2% in 2011.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2012	2011	% Change
	(in R$, except percentages)
Latin America North	56.1	51.8	8.3%
Brazil	54.6	51.6	5.6%
Beer Brazil	57.6	54.0	6.8%
CSD & NANC	45.9	44.9	2.2%
HILA-Ex	93.1	59.5	56.6%
Latin America South	64.3	49.9	28.8%
Canada	122.3	103.2	18.5%
Total	61.6	54.5	13.0%
Latin America North Operations
Brazilian Operations

Total cost of sales for our Brazilian operations increased by 8.9% in 2012, to R$6,409.8 million from R$5,885.3 million in 2011.  On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 5.6% in 2012, to R$54.6 from R$51.6 in 2011.

Cost of sales for our Brazilian beer operations increased by 9.4% in 2012, to R$4,995.8 million from R$4,565.7 million in 2011.  On a per hectoliter basis, the cost of sales for our Brazilian beer operations increased by 6.8% in 2012, to R$57.6 from R$54.0 in 2011.  The main factors that led to this increase were (1) increased barley prices, (2) greater industrial depreciation and (3) higher packaging costs (mainly due to an increased participation of cans in the mix of products sold), all of which were partially offset by our currency hedges.

Cost of sales for our Brazilian CSD & NANC segment increased by 7.2% in 2012, to R$1,414.0 million from R$1,319.6 million in 2011.  The cost of sales per hectoliter of CSD & NANC increased 2.2% in 2012, to R$45.9 from R$44.9 in 2011, impacted mainly by (1) higher packaging costs, (2) greater industrial depreciation and (3) higher sugar prices, all of which were partially offset by our currency hedges.

HILA-Ex Operations

The cost of sales for our HILA-Ex operations increased by 226.9% in 2012, to R$455.9 million from R$139.4 million in 2011.  The main reason for this increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.  In reported terms, cost of sales per hectoliter for our HILA-Ex operations increased by 56.6% in 2012, to R$93.1 from R$59.5 in 2011.

Latin America South Operations

The cost of sales for our Latin America South operations increased by 27.1% in 2012, to R$2,449.7 million from R$1,927.4 million in 2011.  On a per hectoliter basis, cost of sales for our Latin America South operations increased by 28.8% in 2012, to R$64.3 from R$49.9.  The increase in cost of sales for our Latin America South operations was mainly a result of (1) higher commodities prices (mainly barley), (2) general inflation and higher labor costs, mainly in Argentina, and (3) an appreciation of the Argentine peso against the real  (based on annual average rates).

Canada Operations

Cost of sales for our Canadian operations increased by 9.4% in 2012, to R$1,144.4 million from R$1,046.4 million in 2011.  This increase was mainly due to the appreciation of the Canadian dollar compared against the Brazilian real, which was partially offset by the phasing out of contracted volume supplied to the company North American Brewers in connection with the grant of the perpetual license for Labatt branded beer for sale exclusively in the U.S.

Gross Profit

Gross profit increased by 20.1% in 2012, to R$21,771.2 million from R$18,128.2 million in 2011.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2012			2011
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	15,083.8	69.3%	68.7%	12,819.0	70.7%	68.0%
Brazil	14,568.0	66.9%	69.4%	12,731.6	70.2%	68.4%
Beer Brazil	12,602.5	57.9%	71.6%	11,101.8	61.2%	70.9%
CSD & NANC	1,965.5	9.0%	58.2%	1,629.8	9.0%	55.3%
HILA-Ex	515.7	2.4%	53.1%	87.4	0.5%	38.5%
Latin America South	3,801.0	17.5%	60.8%	2,850.2	15.7%	59.7%
Canada	2,886.4	13.3%	71.6%	2,459.0	13.6%	70.1%
Total	21,771.2	100.0%	67.5%	18,128.2	100.0%	66.8%

Sales and Marketing and Administrative Expenses

Our sales and marketing and administrative expenses increased by 19.5% in 2012, to R$8,954.4 million from R$7,491.4 million in 2011.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales and marketing and administrative expenses in Brazil increased by 13.5% in 2012, to R$5,747.7  million from R$5,065.9 million in 2011.

Sales and marketing and administrative expenses for our Brazilian beer operations increased by 12.9% in 2012, to R$5,028.7 million from R$4,453.5 million in 2011.  The main drivers for the increase in these expenses for our Brazilian beer operations were: (1) higher distribution costs (although at a lower rate during the second half of the year because of our investments in production and distribution capacity) and (2) higher bonus accruals.

Sales and marketing and administrative expenses for the CSD & NANC segment in Brazil increased by 17.4% in 2012, to R$719.0 million from R$612.4 million in 2011, mainly as a result of  (1) higher distribution costs and (2) higher bonus accrual.

HILA-Ex Operations

Sales and marketing and administrative expenses for our HILA-Ex operations increased by 180.3% in 2012, to R$390.9 million from R$139.4 million in 2011, mainly as a result of our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.

Latin America South Operations

Sales and marketing and administrative expenses for our Latin America South operations increased by 31.0% in 2012, to R$1,453.0 million from R$1,109.6 million in 2011, mainly due to (1) higher transportation and labor costs, caused mainly by heightened inflation in Argentina, (2) additional commercial expenses to support our brands and (3) the appreciation of the Argentine peso against the real  (based on annual average rates).

Canada Operations

Sales and marketing and administrative expenses for our Canadian operations increased by 15.8% in 2012, to R$1,362.8 million from R$1,176.5 million in 2011, principally because of the appreciation of the Canadian dollar against the Brazilian real.

Other Operating Income (Expense)

Other net operating income increased by 10.2% in 2012, to R$863.4 million from R$783.2 million in 2011, mainly due to higher government grants and the net present value adjustment of increased long-term fiscal incentives.

Special Items

Special items amounted to a R$50.4 million expense in 2012, compared to a R$23.1 million gain in 2011, mainly as a result of restructuring expenses in the amount of R$31.3  million and expenses with the acquisition of subsidiaries in the amount of R$15.8 million, in each case incurred in 2012.

Income from Operations

As a result of the foregoing, income from operations increased by 19.1% in 2012, to R$13,629.8 million from R$11,443.1 million in 2011.

Net Finance Cost

Our net financial expense increased by 70.5% in 2012, to R$889.6 million from R$521.7 million in 2011.  This result is mainly explained by (1) a non-cash accretion expense in connection with the put option associated with our investment in CND, (2) lower interest income due to the lower interest rate scenario in Brazil compared to the previous year and (3) higher expenses related to derivative instruments.  This result was also impacted by foreign exchange translation losses on intercompany loans as a consequence of the depreciation of the Brazilian real  in 2012.  Given the nature of these intercompany loans, the non-cash currency translation impact is reported in our income statement.  However, such impact is economically offset by the foreign exchange translation gains that are recorded in equity upon our consolidation of offshore companies that adopt a functional currency different than Brazilian reais.

Our total year-end indebtedness decreased by R$958.5  million in 2012, while our cash and cash equivalents and current investment securities increased by R$1,111.8 million in that year, reflecting our strong cash generation in 2012.  As a result, our year-end net cash position increased by R$2,070.3  million in 2012.

Income Tax Expense

Our consolidated income tax and social contribution on profits expenses decreased by 5.0% in 2012, to R$2,320.1  million from R$2,443.1 million in 2011.  The effective tax rate in 2012 was 18.2%, compared to 22.4% in the previous year.  Such decrease in our effective tax rate in 2012 was primarily due to higher deductible interest on shareholders’ equity, increased goodwill amortization and other income tax benefits.

Net Income

Net income increased by 22.9% in 2012, to R$10,420.6 million from R$8,478.8 million in 2011, due mainly to a higher EBITDA and a lower effective tax rate in 2012.

B.            Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to 2013 and 2012.  Our primary sources of liquidity have historically been cash flows from operating activities and borrowings.  Our material cash requirements have included the following:

•         debt service;

•         capital expenditures;

•         share buyback programs;

•         payments of dividends and interest on shareholders’ equity;

•         increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•         investments in companies participating in the brewing, CSD & NANC and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2013 and 2012 were R$11,574.4 million and R$9,450.9 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities increased by 6.9% in 2013, to R$15,245.9 million from R$14,263.2 million in 2012.  This increase was due primarily to an increase of R$1,597.9 million in cash generated from our operations.

Investing Activities

Cash flows used in our investing activities decreased by 33.5% in 2013, to R$3,802.0 million from R$5,717.2 million in 2012, mainly as a result of the reduction of our investiments in acquisitions of interests in subsidiaries.

Financing Activities

Cash flows used in our financing activities increased by 20.2% in 2013, to R$9,385.2 million from R$7,809.9 million in 2012.  This increase was principally due to increased debt repayments in 2013 relative to 2012.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2013
Debt Instrument	2014	2015	2016	2017	2018	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	153.3	102.9	69.8	16.5			342.4
UMBNDES + Average Pay Rate	1.76%	1.75%	1.74%	1.70%			1.75%
International Debt:
Other Latin America Currency Fixed Rate	-	-	46.6	-			46.6
Average Pay Rate	-	-	13.00%	-			13.00%
Other Latin America Currency Floating Rate	17.9	-	11.1	-		-	29.0%
Average Pay Rate	9.01%	-	6.54%	-		-	8.07%
US$ Fixed Rate	123.4	36.8	-	-		-	160.2
Average Pay Rate	0.69%	0.69%	-	-		-	0.69%
US$ Floating Rate	171.1	61.4	90.2	34.5	3.4	18.6	379.2
Average Pay Rate	1.82%	2.42%	1.35%	2.06%	6.00%	6.00%	2.07%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	513.0	412.7	275.7	52.7			1,254.0
TJLP + Average Pay Rate	7.16%	7.17%	7.18%	7.30%			7.17%
Reais Debt - ICMS Fixed Rate:
Notional Amount	26.9	52.4	34.1	7.3	15.0	54.6	190.2
Average Pay Rate	3.01%	3.01%	3.01%	3.01%	3.01%	63.01%	3.01%
Reais Debt - Fixed Rate:
Notional Amount	35.1	29.1	21.8	307.1	24.1	75.2	492.4
Average Pay Rate	4.50%	4.22%	3.61%	8.97%	3.93%	3.62%	7.07%
Total Debt	1,040.6	695.3	549.2	418.1	42.5	148.4	2,894.0

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations.  Although seasonal factors affect the business, they have little effect on our borrowing requirements.  We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2017 notes; and (2) Currency Basket, or the UMBNDES, and Taxa de Juros de Longo Prazo (Long-Term Interest Rate), or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or the BNDES.  For further information, see note 22 to our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2013 and 2012:

	Net Cash Consolidated Position
	As of December 31,
	2013			2012
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(574.9)	(465.7)	(1,040.6)	(557.9)	(279.9)	(837.8)
Long-term debt	(1,361.8)	(491.7)	(1,853.5)	(1,709.7)	(596.2)	(2,306.0)
Total	(1,936.7)	(957.4)	(2,894.0)	(2,267.6)	(876.1)	(3,143.7)
Cash and cash equivalents			11,285.8			8,974.3
Investment securites			288.6			476.6
Net cash position			8,680.4			6,306.9

(1)   LC refers to our local currency indebtedness.

(2)   FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2013, our short-term debt totaled R$1,040.6 million, 44.75%% of which was denominated in foreign currencies.  As of December 31, 2012, our short-term debt totaled R$837.8 million, 20.34% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2013, our long-term debt, excluding the current portion of long-term debt, totaled R$1,853.5 million, of which R$1,361.8 million was denominated in local currency.  As of December 31, 2012, our long-term debt, excluding the current portion of long-term debt, totaled R$2,306.0 million, of which R$1,709.7 was denominated in reais.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2013
Long-term Debt Maturity in:	(in R$ million)
2015	(695.3)
2016	(549.2)
2017 and Later	(608.9)
Total	(1,853.5)

In accordance with our foreign currency risk management policy, we have entered into forward and cross-currency interest rate swap contracts in order to mitigate currency and interest rate risks.  See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for our policy with respect to mitigating foreign currency and interest rate risks through the use of financial instruments and derivatives.

On July 24, 2007, AmBev International Finance Co. Ltd., or Ambev International, issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, or the 2017 notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev.  The bonds are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by Ambev.  The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The bonds are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date.  Interest is paid semiannually in arrears, starting January 24, 2008.  The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries.  In February 2009, we completed a SEC-registered exchange offer for these notes.

As of December 31, 2013, our local currency long-term debt borrowings consisted primarily of BNDES debts.  Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and the Enterprise Financing Program (FINEM).

We may from time to time seek to retire or repurchase our outstanding debt, including our 2017 notes, through cash repurchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise.  Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.  The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with relevant registration requirements or available exemptions under applicable securities laws.

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian States which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the State governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  The total amount deferred (financing) as of December 31, 2013 was R$190.2 million with a current portion of R$26.8 million, and R$163.4 million as non-current.  Percentages deferred typically range from 50% to 90% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2013 and 2012, we recorded R$794.9 million and R$531.7 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2013, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,800.8 million consisting of R$2,948.5 million for our Latin America North business segment, R$643.9 million related to investments in our Latin America South operations and R$208.4 million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2012, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,014.0 million consisting of R$2,304.4 million for our Latin America North business segment, R$555.3 million related to investments in our Latin America South operations and R$154.3 million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

C.            Research and Development

We maintain a research and development center in the city of Guarulhos, State of São Paulo, in order to assure continuous product innovation and yearly increases in efficiency.

D.            Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2013 Compared to Year Ended December 31, 2012.”

In 2013, we translated our Argentine full year results at the average exchange rate of 2.5246 Argentinean pesos per each Brazilian real.  The effect of the recent devaluation of the Argentine peso in January 2014 on the translation of the balance sheet and results of operations of our Argentine subsidiary, and any further devaluations of this currency in the future (if any), will decrease the value we record in our consolidated financial statements for our net assets in Argentina given that our functional currency is the Brazilian real (and not the Argentine peso).  The translation of the results of operations and cash flows of our operations in Argentina will also be impacted accordingly.  See “Item 3. Risk Factors—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials”, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements”, note 29, “Collateral and contractual commitments with suppliers, advances from customers and other.”  Off-balance sheet items include future commitments with suppliers of R$12,218.7 million as of December 31, 2013, as set forth in the table below:

Contractual Obligation	As of December 31, 2013
(in R$ million)
Purchase commitments with respect to property, plant and equipment	775.8
Purchase commitments with respect to raw materials	682.4
Purchase commitments with respect to packaging materials	10,087.2
Other purchase commitments	673.3
Total	12,218.7

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2013:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt*	3,349.1	1,182.4	1,387.7	527.0	252.0
Finance leasing liabilities	26.6	3.0	5.5	5.1	13.0
Trade and other payables	14,856.3	12,995.4	178.7	121.4	1,560.8
Sales tax deferrals	756.2	84.6	200.2	71.7	399.7
Total contractual cash commitments	18,988.3	14,265.4	1,772.1	725.2	2,225.5

*      The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include our best estimates on future interest payable (not yet accrued) in order to better reflect our future cash flow position.  Long-term debt amounts presented above also include other unsecured debts.

The above table does not reflect contractual commitments discussed above in “—Off-Balance Sheet Arrangements.”

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$16,051.3 million as of December 31, 2013.  These are not considered commitments.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

Tax Amnesty and Refinancing Program

We are enrolled in the Tax Amnesty and Refinancing Program (REFIS), introduced by Law No. 11,941/09.  Under this program, we agreed to pay R$374.8 million in 180 monthly installments, as from June 2011, in return for ceasing to dispute certain tax amounts.  As of December 31, 2013, the total amount due relating to such Tax Amnesty and Refinancing Program is of R$239.2 million, recorded under the “Other taxes, charges and contributions” line item of our income statement.

Pursuant to Law No. 12,865/13, which allowed the inclusion of additional disputed tax amounts in the 2009 Tax Amnesty and Refinancing Program provided by Law No. 11,941/09, we included in the referred program certain additional disputed tax amounts that we had been previously litigating.  As of December 31, 2013, the tax liabilities that we included in 2013 in the 2009 Tax Amnesty and Refinancing Program totaled R$178.4 million.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers.  The Board of Directors is currently comprised of eleven effective members and one alternate member, and provides the overall strategic direction of Ambev.  Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted.  Day-to-day management is delegated to the executive officers of Ambev, of which there are currently ten.  The Board of Directors appoints executive officers for a three-year term, re-election being permitted.  The Ambev Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders.  See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the directors of Ambev, as of February 28, 2014:

Board of Directors(1)

Name	Age	Position	Director Since(2)	Term Expires (3)
Victorio Carlos De Marchi	75	Co-Chairman and Director	1999	2017
Carlos Alves de Brito	53	Co-Chairman and Director	2006	2017
Marcel Herrmann Telles	64	Director	1999	2017
Roberto Moses Thompson Motta	56	Director	2008	2017
José Heitor Attilio Gracioso	82	Director	1999	2017
Vicente Falconi Campos	73	Director	1999	2017
Luis Felipe Pedreira Dutra Leite	48	Director	2005	2017
Paulo Alberto Lemann	45	Director	2011	2017
Álvaro Antonio Cardoso de Souza	65	Director	2012	2017
Antonio Carlos Augusto Ribeiro Bonchristiano	46	Director (Independent)	2014	2017
Marcos de Barros Lisboa	49	Director (Independent)	2014	2017
Luiz Fernando Ziegler de Saint Edmond	47	Director (Alternate)	2008	2017

(1)   Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also the Chief Executive Officer of ABI.  ABI appointed five additional directors - Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos and Paulo Alberto Lemann - and the alternate director Luiz Fernando Ziegler de Saint Edmond.  FAHZ appointed two additional directors: José Heitor Attílio Gracioso and Álvaro Antonio Cardoso de Souza.  The two independent directors Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa were appointed jointly by ABI and FAHZ.

(2)   Directors first elected to our board of directors prior to 2013 were originally  appointed as directors of Old Ambev.  Directors first elected to our board of directors on or after 2013 were originally elected as directors of Ambev S.A.

(3)   Annual General Meeting to be held in 2017.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi.  Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev.  Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000.  Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ.  Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administracão de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Carlos Alves de Brito.  Mr. Brito is Co-Chairman of the Board of Directors of Ambev.  He has also served, since December 2005, as Chief Executive Officer of ABI.  He joined Brahma in 1989 and has held various management positions during his tenure.  He served as Chief Operating Officer of Ambev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005.  Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University.  His principal business address is Brouwerijplein 1, 3000, Leuven, Belgium.

Marcel Herrmann Telles.  Mr. Telles is a member of the Board of Directors of Ambev.  He served as Chief Executive Officer of Brahma from 1989 to 1999.  Currently, he is also a member of the Board of Directors of ABI.  Mr. Telles has a degree in economics from Universidade Federal do Rio de Janeiro and attended the Owners/Presidents Management Program at Harvard Business School.  His principal business address is Redingstrasse 4, 4th floor, CH-9000, St. Gallen, Switzerland.

Roberto Moses Thompson Motta.  Mr. Thompson is a member of the Board of Directors of Ambev.  He is also a board member of ABI and Lojas Americanas S.A.  He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania.  His principal business address is 600 Third Avenue, 37th floor, New York, NY, USA.

José Heitor Attílio Gracioso.  Mr. Gracioso is a member of the Board of Directors of Ambev.  Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure.  In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000.  He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getulio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo.  His principal business address is Av. Brig. Faria Lima, 3900, 11th floor, São Paulo, SP, Brazil.

Vicente Falconi Campos.  Mr. Campos is a member of the Board of Directors of Ambev.  He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial - INDG. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz.  He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines.  His principal business address is Rua Senador Milton Campos, 35, 7th floor, Nova Lima, MG, Brazil.

Luis Felipe Pedreira Dutra Leite.  Mr. Dutra is a member of the Board of Directors of Ambev.  He has also served, since January 2005, as Chief Financial Officer of ABI.  He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of Ambev.  Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo.  His principal business address is Brouwerijplein 1, 3000, Leuven, Belgium.

Paulo Alberto Lemann.  Mr. Lemann is a member of the Board of Directors of Ambev.  He is also the co-founder of Pollux Capital, an asset management firm.  Mr. Lemann has been managing hedge funds since 1997.  Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York.  He was also an analyst at Dynamo Administração de Recursos, an asset management firm.  Currently, he is a member of the Board of Directors of Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, which main purpose is to improve public education in Brazil. Mr. Lemann holds a degree in economics from Universidade Cândido Mendes. His principal business address is Rua Visconde de Pirajá, 250, 7th floor, Ipanema, Rio de Janeiro, RJ, Brazil.

Álvaro Antonio Cardoso de Souza.  Mr. Souza is a member of Ambev’s Board of Directors.  He served as a member of Ambev’s Fiscal Council from 2005 to March 2012, and since then has been a member of the Board of Directors of this Company. Mr. Souza holds degrees in economics and business administration from Pontifícia Universidade Católica de São Paulo. His principal business address is Rua Salvador Cardoso, 122, apt. 231, São Paulo, SP, Brazil.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He has also acted as a member of the Board of Directors of several companies, including San Antonio Internacional, Ltd., LBR – Lácteos Brasil S.A., BRZ Investimentos S.A., Estácio Participações S.A., BHG S.A. – Brazil Hospitality Group, BR Properties S.A., Equatorial Energia S.A., GP Investments, Ltd., ALL – América Latina Logística S.A., Companhia Energética do Maranhão – CEMAR, Hopi Hari S.A., Contax Participações S.A., Gafisa S.A. and Magnesita Refratários S.A.  He was also a member of the Board of Directors and Chief Executive Officer of Submarino S.A. Mr. Bonchristiano  has a degree in politics, philosophy and economics from the University of Oxford.  His principal business address is Avenida Faria Lima, 3900, 7th floor, São Paulo, SP, Brazil.

Marcos de Barros Lisboa. Mr. Lisboa is an independent member of the Board of Directors of Ambev. He has also acted as Executive Officer of Unibanco S/A and Vice-President of Operational Insurance, Controls and Support of Itaú Unibanco S/A, both companies with main activities in the financial segment.  Further, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). Mr. Lisboa has a degree and a masters in economics from Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania.  Since the end of the 80s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad.  His principal business address is Rua Quatá, 300, São Paulo, SP, Brazil.

Luiz Fernando Ziegler de Saint Edmond.  Mr. Edmond is an alternate member of the Board of Directors of Ambev.  He has also served, since January 2009, as Zone President for ABI’s operations in North America.  He joined the Company in 1990 in the first group of trainees of Brahma and held various positions in the Distribution, Commercial and Direct Distribution Departments.  He was Sales Officer from 2002 to 2004 and Chief Executive Officer for Latin America from 2005 to 2008.  Mr. Edmond has an engineering degree from Universidade Federal do Rio de Janeiro.  His principal business address is One Busch Place, St. Louis, MO, USA.

Executive Officers

The following table sets forth information with respect to the executive officers of Ambev, as of February 28, 2014:

Name	Age	Position	Executive Officer Since(1)	Term Expires(2)
João Mauricio Giffoni de Castro Neves	46	Chief Executive Officer	2009	2016
Nelson José Jamel	41	Chief Financial Officer and Investor Relations Officer	2009	2016
Alexandre Médicis da Silveira	37	Sales Executive Officer	2012	2016
Flávio Barros Torres	44	Industrial Executive Officer	2013	2016
Pedro de Abreu Mariani	47	General Counsel and Corporate Affairs Executive Officer	2005	2016
Marcel Martins Régis	40	Soft Drinks Executive Officer	2012	2016
Vinícius Guimarães Barbosa	45	Supply Executive Officer	2011	2016
Sandro de Oliveira Bassili	43	People and Management Executive Officer	2011	2016
Pedro Henrique de Sá Earp	36	Marketing Executive Officer	2014	2016
Ricardo Rittes de Oliveira Silva	39	Shared Services and Information Technology Executive Officer	2012	2016

(1)   Executive officers first appointed to our board of executive officers prior to 2013 were originally  appointed as executive officers of Old Ambev.  Executive officers first appointed to our board of executive officers on or after 2013 were originally appointed as executive officer of Ambev S.A.

(2)   July 31, 2016.

The following are brief biographies of each of Ambev’s executive officers:

João Mauricio Giffoni de Castro Neves.  Mr. Castro Neves is Ambev’s Chief Executive Officer.  He began working for Brahma in 1996, where he served in various departments, such as Mergers and Acquisitions, Treasury, Investor Relations, Business Development, Technology and Shared Services, and Carbonated Soft Drinks and Non-Alcoholic Non-Carbonated Beverages.  He has also held the position of Chief Financial Officer and Investor Relations Officer, and was Quinsa’s Chief Executive Officer from 2007 to 2008.  He has a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Nelson José Jamel.  Mr. Jamel is Ambev’s Chief Financial Officer and Investor Relations Officer.  He joined the Company in 1997 and has held several positions in the finance area throughout his career, including head of Budgeting and Business Performance for both Ambev and ABI, Finance Director for Ambev Dominicana, and, from 2007 to 2008, Vice-President Finance for Western Europe of ABI.  He has a degree in production engineering from Universidade Federal do Rio de Janeiro and holds a Master’s Degree in production engineering from COPPE/UFRJ.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Alexandre Médicis da Silveira.  Mr. Médicis is Ambev’s Sales Executive Officer.  He started working for Ambev in 2005 as the head of the Mergers and Acquisitions department.  In 2007, he was appointed Regional Sales Officer for the North and Northeast regions of Brazil, having held the position for two years.  In 2009, he took over the Trade Marketing area, being responsible for our Trade, Innovation and Events programs until the end of 2010.  Subsequently, served as an Officer at HILA-Ex until the end of 2012. Mr. Médicis holds a bachelor’s degree in business administration from the Fundação Getúlio Vargas and a Corporate MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Flávio Barros Torres.  Mr. Torres is Ambev’s Industrial Executive Officer.  He joined the Company in 1994 as a trainee and has held various positions in our industrial area throughout his career.  He holds a degree in mechanic engineering from Pontifícia Universidade Católica de Minas Gerais, a post-graduation in economics from Fundação Dom Cabral and a Corporate MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Pedro de Abreu Mariani.  Mr. Mariani is the General Counsel and Corporate Affairs Executive Officer of Ambev.  He joined the Company in 2004.  He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the London School of Economics and Political Science.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Marcel Martins Régis.  Mr. Regis is Ambev’s Soft Drinks Executive Officer.  He joined Ambev in 1997 and has held several positions in the sales and trade marketing areas.  Between 2008 and 2010, he was Supermarkets Officer in Brazil until he became Regional Sales Officer in Rio de Janeiro, a position he held until December 2012. Mr. Régis holds a bachelor’s degree in marketing and advertising from Universidade Católica do Salvador, an MBA from Fundação Getulio Vargas and an MBA from Business School São Paulo.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Vinícius Guimarães Barbosa.  Mr. Barbosa is Ambev’s Supply Executive Officer.  During the last five years he has held various positions in the Company as well as ABI, such as Regional Director in Brazil (States of Rio de Janeiro and Minas Gerais), Logistics Executive Officer for Canada and Global Operations and Logistics Vice President.  He has a degree in engineering from Universidade Federal do Rio de Janeiro and holds an MBA from IBMEC.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Sandro de Oliveira Bassili.  Mr. Bassili is Ambev’s People and Management Executive Officer.  He has worked during 17 years in Ambev’s Sales Department, assuming the positions of Director of the Off Trade Channel and Director of Trade Marketing in Brazil.  He has also worked as Corporative Social Responsibility Manager.  He has a degree in economics from Universidade Estadual do Rio de Janeiro.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Pedro Henrique de Sá Earp. Mr. Earp is Ambev’s Marketing Executive Officer.  He joined Ambev in 2000 as a trainee and has held various positions both with the Company and ABI, in the mergers and acquisitions and marketing areas.  He has a degree in economics from London School of Economics.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil

Ricardo Rittes de Oliveira Silva. Mr. Rittes is the Shared Services and Information Technology Executive Officer.  He joined the Company in 2005 and has held the positions of Treasury Manager for Ambev and ABI. Mr. Rittes holds a degree in production engineering from Politécnica de São Paulo, in addition to an MBA from the University of Chicago.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2013 for services in all capacities amounted to R$73.2 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration
	Year Ended December 31, 2013
	(in R$ million, except where otherwise indicated)
	Number of Members	Fixed Remuneration				Variable Remuneration					Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others
Board of Directors	10	3.8	-	-	0.7	-	2.3	-	-	-	-	-	5.3	12.1
Executive Officers	11	8.0	1.0	-	2.1	-	10.9	-	-	-	-	-	39.2	61.1
Total	21	11.8	1.0	-	2.8	-	13.1	-	-		-	-	44.5	73.2

In addition, the executive officers and members of the Board of Directors received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care.  Such benefits were provided through FAHZ.  These executive officers and directors also received benefits pursuant to Ambev’s pension and stock ownership plan.  For a description of these plans, see note 24 to our audited consolidated financial statements.

On various dates in 2013, pursuant to the terms and conditions of our stock ownership plan, we acquired from our directors and executive officers a total of 4,699 preferred shares of Old Ambev for R$0.04 million and 88,500 shares of Ambev for R$1.5 million.  Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our and Old Ambev’s Directors, Executive Officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2013				2012				2011
	(in R$ thousand, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	10.00	313.0	1,224.2	8,871.4	9.75	335.5	1,883.0	10,338.7	10.00	439.9	2,272.8	10,858.2
Fiscal Council	6.00	156.5	234.8	313.0	6.00	147.6	231.9	295.2	6.00	116.5	252.3	466.2
Executive Officers	11.00	1,731.5	5,554.2	20,694.4	10.25	1,544.9	4,947.9	15,731.9	9.33	3,214.8	4,550.7	16,430.6

Ambev Stock Ownership Plan

Under the Ambev Stock Option Plan, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs.  As of December 31, 2013, there were outstanding rights under the Plan providing for the acquisition of 147.7 million Ambev common shares by approximately 620 people (including executive management and employees).

The Plan establishes the general conditions for granting options, the criteria for defining the strike price and other general terms and conditions of these stock options.  Restrictions apply to the divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as Plan Administrator, which may also be a committee, or the Plan Committee, composed of members elected by the Board of Directors, at least one of which must be an Ambev Director.

Pursuant to the Plan, the Board of Directors (or the Plan Committee, as applicable) is conferred with ample powers for the organization and management of the Plan in compliance with its general terms and conditions.  The Board of Directors (or  the Plan Committee, as applicable) grants stock options and establishes the terms and conditions applicable to each grant through Stock Option Programs, or the Programs, which may define the relevant beneficiaries, the applicable number of Ambev common shares covered by the grant, the respective strike price, the exercise periods and the deadline for exercising the options, as well as the rules regarding option transfers and possible restrictions on the acquired shares, in addition to penalties.  Additionally, targets may be set for Ambev’s performance, with the Board of Directors (or the Plan Committee, as applicable) also being empowered to define specific rules for Ambev employees who are transferred to other countries or to other companies of the group, including to ABI.

Beneficiaries to whom stock options are granted must sign Stock Option Agreements, or the Agreements, with Ambev, according to which those beneficiaries have the option to purchase lots of Ambev common shares in compliance with the terms and conditions of the Plan, the corresponding Program and such Agreement.

There are currently two models of stock options that may be granted under the Plan.  Under the first model, beneficiaries may choose between allocating 30%, 40%, 60%, 70% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  Under this model, a substantial part of the shares acquired are to be delivered only within five years from the corresponding option grant date.  During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.  Under the second model, the beneficiary may exercise the options granted only after a period of five years from the corresponding grant date.  Vesting of the options granted under the second model is not subject to company performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Since 2010, thirteen Programs have been approved by the Board of Directors providing for stock options granted pursuant to one or both of the models described above.

Before our adoption of the two stock options models that we currently grant, as described above, six Programs were approved by the Board of Directors from 2006 to 2009 that allowed their beneficiaries to choose between allocating 50%, 75% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby permitting them to acquire the corresponding amount of Ambev shares.  Company performance measures applied in order for those stock options to vest and the right to exercise them could be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Rights for the acquisition of a significant number of Ambev shares under this previous stock option model remain outstanding.

As a means of  creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots of phantom stock – Lot A and Lot B – subject to lock-up periods of five and ten years, respectively.  On the fifth or tenth anniversary of the granting of such lots, as the case may be, a beneficiary still employed with us shall receive, in cash, the amount corresponding to the BM&FBOVESPA closing price of the relevant Ambev shares (or NYSE closing price in the case of ADSs), on the trading session immediately preceding such anniversary, with each phantom stock corresponding to one share (or ADS, as the case may be).  Such share appreciation rights shall not give the beneficiary the right to actually receive any Ambev shares or ADSs; those securities shall merely serve as basis for the calculation of the cash incentive to be received by such beneficiary.  Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the relevant anniversary of the share appreciation right.

ABI Exceptional Stock Option Grants

To encourage its and its subsidiaries’ employees to help with its deleveraging efforts, ABI granted a series of stock options to its executives, including Ambev executives, that had their vesting subject to, among other things, ABI’s net debt-to-EBITDA ratio falling below 2.5 before December 31, 2013.  Such condition had been complied with at that date.  Specific forfeiture rules relating to these ABI option grants apply in case of employment termination.  Such grants were confirmed on April 28, 2009 by ABI’s annual general shareholders’ meeting.  Though the exercise of these ABI exceptional stock options will not cause any dilution to Ambev, we record an expense in connection with them on our income statement.

On November 25, 2008, ABI’s board of directors had approved a grant of approximately 28 million of these exceptional stock options to several executives, including approximately 7 million options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 10.32, which corresponded to their fair value at the time of granting of the options.  Half of the options had a term of 10 years as from granting and became exercisable on January 1, 2014.  The other half had a term of 15 years as from granting and will become exercisable on January 1, 2019.

On April 30, 2009, ABI granted another approximate 4.9 million of these stock options to approximately 50 executives of the ABI group, including approximately 1.8 million options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 21.94, which corresponded to their fair value at the time of granting of the options.  The options have a term of 10 years as from granting and will become exercisable on January 1, 2014.

On December 18, 2009, ABI granted another approximate 1.6 million exceptional stock options to its executives, including approximately 97.8 thousand options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 35.90 and shall become exercisable after five years, which falls on December 18, 2014.

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the Ambev Private Social Security Institute (Instituto Ambev de Previdência Privada), or the IAPP.  The IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government’s social security system provides to our employees.  The defined contribution plan covers substantially all new employees.  The IAPP was established solely for the benefit of our employees and its assets are held independently.  The IAPP is managed by a Council Board (Conselho Deliberativo), which has three members, two of whom are appointed by Ambev, and one member represents active and retired employees.  The IAPP also has an Executive Board (Diretoria Executiva) containing three members, all of whom are appointed by IAPP’s Council Board.  The IAPP also has a Fiscal Council with three members, two of whom appointed by Ambev and one member represents active and retired employees.

Any employee upon being hired may opt to join the defined contribution plan.  When pension plans members leave Ambev before retirement, but having contributed at least three years to the IAPP plan, they have some options such as: (a) having their contributions refunded, (b) transferring their contributions to a bank or insurance company, (c) keeping their investment in IAPP to be paid in installments, and (d) continuing to IAPP for future retirement under the existing terms.  In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

As of December 31, 2013, we had 5,088 participants in our pension plans, including 696 participants in the defined benefit plan, 4,392 participants in the defined contribution plan, and 1,174 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties.  All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2013 as liabilities for pension plan benefits, see note 23 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

Profit-Sharing Plan

Employees’ performance-based variable bonuses are determined on an annual basis taking into account the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors.

The distribution of these bonuses is subject to a three-tier system in which Ambev must first achieve performance targets approved by the Board of Directors.  Following that, each department or business segment must achieve its respective targets.

For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances.  The bonus award at the distribution centers and production sites is based on a ranking between the different distribution centers and production sites (as the case may be), which, based on their relative ranking, may or may not receive the bonus.

We provisioned R$302.8 million under these programs for the year ended December 31, 2013, R$288.0 million for the year ended December 31, 2012 and R$162.5 million for the year ended December 31, 2011.

C.            Board Practices

During 2013 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and road shows in Brazil, the United States, Mexico and Europe.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body.  At our extraordinary shareholders’ meeting held on July 30, 2013, the members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2014: Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, and, as alternates, Ary Waddington, Emanuel Sotelino Schifferle and Eurípedes de Freitas.  All of them are “independent” members as per Rule 10I(c)(v) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Fiscal Council include supervision of management, performing analyses and rendering opinions regarding our financial statements and performing other duties in accordance with the Brazilian Corporation Law and its charter.  None of the members of the Fiscal Council is also a member of the Board of Directors or of any committee of the Board.

Minority holders representing at least 10% of our common shares are entitled to elect one member and respective alternate to the Fiscal Council without the participation of the controlling shareholders.

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002, which enables us to have our Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law.  We do not believe that reliance on this exemption would materially adversely affect the ability of our Fiscal Council to act independently and to satisfy the other requirements of such Act.

The Board of Directors

Most of our Board members have been in office for several years, originally as directors of Old Ambev, and were elected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on January 2, 2014, for a 3-year term expiring at the annual general shareholders’ meeting to be held in 2017.  These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness.  Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

Common shareholders holding at least 10% of our capital may elect one member and respective alternate to the Board of Directors without the participation of the controlling shareholders.  To exercise these minority rights, shareholders must prove that they have held the shares for at least three months prior to the shareholders’ meeting convened to elect board members.  If that prerogative is exercised with the adoption of cumulative voting procedures, as described below, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in our bylaws.

Shareholders holding shares representing at least 10% of our capital, or a smaller applicable percentage according to a sliding scale determined by the CVM and based on a company’s capital stock (currently 5% of the Ambev common shares, pursuant to the CVM’s sliding scale) have the right to request that cumulative voting procedures be adopted.  Under such procedures, each of our common shares shall entitle as many votes as the number of director positions to be filled, and each shareholder may cast all of his or her votes for a single candidate or distribute them among various candidates.

Under our bylaws, at least two members of the Board of Directors shall be independent directors.  For the applicable director independence criteria, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

Ambev’s Co-Chairmen of the Board of Directors and the Chief Executive Officer are separate positions that must be held by different individuals.  The Board of Directors is supported in its decision-making by the following committees:

Operations, Finance and Compensation Committee

The Operations, Finance and Compensation Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team.  The Operations, Finance and Compensation Committee’s responsibilities include:

•         to present medium and long-term planning proposals to the Board of Directors;

•         to analyze and issue an opinion on the decisions of the Board of Directors regarding the compensation policies for the Board of Directors and Executive Management, including their individual compensation packages, to help ensure that the members of the Board and executive management are being adequately motivated to reach an outstanding performance in consideration for proper compensation;

•         to monitor the investors relations strategies and the performance of our rating, as issued by the official rating agencies;

•         to monitor the evaluation of the executive officers, senior management and their respective succession plans;

•         to analyze, monitor and propose to the Board of Directors suggestions regarding legal, tax and relevant regulatory matters;

•         to analyze and monitor our annual investment plan;

•         to analyze and monitor growth opportunities;

•         to analyze and monitor our capital structure and cash flow; and

•         to analyze and monitor the management of our financial risk, as well as budgetary and treasury policy.

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito.  Throughout the year, the Operations and Finance Committee holds at least four meetings.  The members of this committee are elected by the Board of Directors.

Compliance Committee

The Compliance Committee’s responsibilities are to assist the Board of Directors with the following matters:

•         related party transactions;

•         any general conflict of interest situations;

•         compliance, by the Company, with legal, regulatory and statutory provisions concerning related-party transactions;

•         compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

•         other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the Compliance Committee are Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza and Bolívar Moura Rocha.  The members of this committee are elected by the Board of Directors.

Differences Between United States and Brazilian Corporate Governance Practices

In November 2003, the SEC approved the new corporate governance rules that had been adopted by the NYSE pursuant to the Sarbanes-Oxley Act of 2002.  According to those governance rules, foreign private issuers that are listed on the NYSE must disclose the significant differences between their corporate governance practices and those required by the NYSE’s regulations for U.S. companies.

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended.  Additionally, the BM&FBOVESPA and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines for corporate governance best practices.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies” such as Ambev need not to comply with this requirement.  Nonetheless, our bylaws require that at least two of our directors be independent.  In addition, our bylaws set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock shall be deemed independent.

As of the date of this annual report on Form 20-F, all of our directors, including the independent ones, had been appointed by our controlling shareholders.

The Brazilian Corporation Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s executives and directors.

Executive Sessions

NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to one-third of the members of the Board of Directors can also hold executive officer positions.  However, none of our directors holds an executive officer position at this time and, accordingly, we believe we would be in compliance with this NYSE corporate governance standard if we were a U.S. company.

Nominating/Corporate Governance and Compensation Committees

NYSE corporate governance standards require that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties.  “Controlled companies” such as Ambev need not to comply with this requirement.

In addition, we are not required under the Brazilian Corporation Law to have, and accordingly we do not have, a nominating committee or corporate governance committee.  According to the Brazilian Corporation Law, Board committees may not have any specific authority or mandate since the exclusive duties of the full Board of Directors may not be delegated.  The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers.

Audit Committee and Audit Committee Additional Requirements

NYSE corporate governance standards require that a listed company have an audit committee composed of a minimum of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

We maintain a permanent Fiscal Council, which is a body contemplated by the Brazilian Corporation Law that operates independently from our management and from our registered independent public accounting firm.  Its principal function is to examine the annual and quarterly financial statements and provide a formal report to our shareholders.  We are relying on the exemption provided by Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3.

Shareholder Approval of Equity Compensation Plans

NYSE corporate governance standards require that shareholders of a listed company must be given the opportunity to vote on all equity compensation plans and material revisions thereto, subject to certain exceptions.

Our existing stock ownership plan was approved by our extraordinary general shareholders’ meeting held on July 30, 2013.

Corporate Governance Guidelines

NYSE corporate governance standards require that a listed company must adopt and disclose corporate governance guidelines that address certain minimum specified standards, which include, director qualification standards, director responsibilities, director access to management and independent advisors, director compensation, director orientation and continuing education, management succession and annual performance evaluation of the Board.

We believe the corporate governance guidelines applicable to us under the Brazilian Corporation Law are consistent with the guidelines established by the NYSE.  We have adopted and observe our Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholders in our securities.

Code of Business Conduct

NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers.

We have adopted a Code of Business Conduct that applies to all directors, officers and employees.  There are no waivers to our Code of Business Conduct.

Certification Requirements

NYSE corporate governance standards require that each listed company’s chief executive officer certify to the NYSE each year that he or she is not aware of any violation by the company of the NYSE corporate governance standards.

As required by Section 303A.12(b) of the NYSE corporate governance standards, our Chief Executive Officer will promptly notify the NYSE in writing after our executive officer becomes aware of any material non-compliance with any applicable provisions of the NYSE corporate governance standards.

D.            Employees

As of December 31, 2013, we and our subsidiaries had a total of 52,964 employees, approximately 54% of whom were engaged in production, 42% in sales and distribution and 4% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2013	2012
52,964	51,299

The following table shows the geographical distribution of our employees as of December 31, 2013:

Geographical Distribution of Ambev Employees as of December 31, 2013
Location	Number of Employees
Latin America North	37,721
Brazil	33,620
Dominican Republic	3,715
Guatemala	387
Latin America South	10,482
Argentina	5,728
Paraguay	663
Bolivia	1,696
Uruguay	695
Chile	340
Peru	1,037
Ecuador	323
Canada	4,761
Total	52,964

Industrial Relations

All of our employees in Brazil are represented by labor unions, but only less than 5% of its employees in Brazil are actually members of labor unions.  The number of administrative and distribution employees who are members of labor unions is not significant.  Salary negotiations are conducted annually between the workers’ unions and us.  Collective bargaining agreements are negotiated separately for each facility or distribution center.  Our Brazilian collective bargaining agreements have a term of one year, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.  We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

Health and Severance Benefits

In addition to wages, our employees receive additional benefits.  Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining agreements and others are voluntarily granted.  The benefits packages of our employees in Brazil consist of benefits provided both directly by the Company and through FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of Ambev and their beneficiaries and covered dependents, either for free or at a reduced cost.  We may voluntarily contribute up to 10% of our consolidated net income towards the support of FAHZ in connection with these benefits, as determined pursuant to the Brazilian Corporation Law and our bylaws.

We are required to contribute 8% of each Brazilian employee’s gross pay to an account maintained in the employee’s name with the Brazilian government’s Severance Indemnity Fund (Fundo de Garantia por Tempo de Serviço), or the FGTS.  Under Brazilian law, we are also required to pay termination benefits to Brazilian employees dismissed without cause equal to 40% (plus 10% to the Brazilian government) of the accumulated contributions made by us to the terminated employee’s FGTS account throughout the employee’s period of service.

We provide health and benefits in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

E.            Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of February 28, 2013:

Name	Amount and Percentage of Common Shares

Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito(1)	*
Marcel Herrmann Telles(1)(2)	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso(1)	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*

Name	Amount and Percentage of Common Shares

Paulo Alberto Lemann	*
Álvaro Antonio Cardoso de Souza(1)	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Luiz Fernando Ziegler de Saint Edmond	*
João Mauricio Giffoni de Castro Neves(1)	*
Nelson José Jamel	*
Alexandre Médicis da Silveira	*
Pedro de Abreu Mariani	*
Marcel Martins Régis	*
Vinícius Guimarães Barbosa	*
Flávio Barros Torres	*
Sandro de Oliveira Bassili	*
Pedro Henrique de Sá Earp	*
Ricardo Rittes de Oliveira Silva	*

*      Indicates that the individual holds less than 1% of the class of securities.

(1)   These Board members are also trustees of FAHZ.  For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

(2)   Does not include shares beneficially owned by Mr. Telles through his interest in ABI.  Mr. Telles is part of the controlling group of ABI.  See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of January 31, 2014, Ambev had 15,664,293,766 shares outstanding.  As of January 31, 2014, there were 1,374,790,968 Ambev ADSs outstanding (representing 1,374,790,968 Ambev shares, which corresponds to 8.8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of January 31, 2014 there were 103 registered holders of Ambev ADSs.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 71.5% our total and voting capital stock (excluding treasury shares) as of December 31, 2013.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2013.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is jointly controlled by the Braco Group and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Share Buyback

In 2013, we acquired 1,758,022 Ambev shares and 338,737 Old Ambev shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$59.1 million.

In 2012, we acquired 898,640 Old Ambev shares in connection with preemptive rights related to stock ownership plans, at a total cost of R$69.0 million.  In accordance with CVM rules, share buyback programs may be conducted through the issuance of put and call options (provided that the volume of such options issued multiplied by their respective strike prices does not exceed the limit established for the plan), and the amount of shares to be kept in treasury may not exceed the equivalent to 10% of the free float of each class of shares.  For a further description of our share buyback programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Ambev’s Major Shareholders

The following table sets forth information as of January 31, 2014, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,374,790,968	8.8%
Interbrew International B.V	8,430,158,807	53.8%
AmBrew S.A	1,263,946,223	8.1%
FAHZ(2)	1,501,432,405	9.6%

(1)   Represents the number of shares held in the form of ADSs.  The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)   Messrs. Marcel Herrmann Telles and Carlos Alves Brito, all of whom are ABI-appointed directors of Ambev, are also trustees of FAHZ.

For a description of our major shareholders’ voting rights, see “—Ambev Shareholders’ Agreement.”

Ambev Shareholders’ Agreement

On April 16, 2013, ABI (through IIBV and AmBrew) and FAHZ executed a shareholders’ agreement to be applicable to Ambev, or the Ambev Shareholders’ Agreement.  The Ambev Shareholders’ Agreement will be effective up to and including July 1, 2019, and will be replaced by a new shareholders’ agreement, or the 2019 Shareholders’ Agreement, to be effective starting on July 2, 2019, as long as at that time FAHZ holds at least 1,501,432,405 Ambev common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits (see “—The 2019 Shareholders’ Agreement”).

The parties to the Ambev Shareholders’ Agreement are IIBV and AmBrew, which represent ABI’s beneficial interest in Ambev, and FAHZ, as well as Ambev, as intervening party, and ABI, as intervening third-party beneficiary.  Among other matters, the Ambev Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries.  The following discussion relates to the Ambev Shareholders’ Agreement.

Management of Ambev

Although each Ambev common share entitles its holder to one vote in connection with the election of Ambev’s Board of Directors, Ambev’s direct controlling shareholders (i.e., FAHZ, IIBV and AmBrew) have the ability to elect the majority of Ambev’s directors.

If cumulative voting is exercised together with the separate ballot vote of minority shareholders, thereby resulting in the number of directors so elected being equal to or greater than the number of directors elected by Ambev’s controlling shareholders, those controlling shareholders are entitled to elect the same number of Board members elected by minority shareholders plus one additional director, regardless of the maximum number of directors provided for in Ambev’s bylaws.

Presently, under the Ambev Shareholders’ Agreement each of FAHZ, IIBV and AmBrew are represented on the Board of Directors of Ambev and its majority-owned subsidiaries and, in addition to the members and respective alternates that they are entitled to appoint, each of FAHZ, on the one hand, and IIBV and AmBrew, on the other, may appoint up to two observers without voting rights to attend Ambev’s Board meetings.  The Boards of Directors of Ambev and its majority-owned subsidiaries are to be composed of at least three and no more than 15 regular members and the same number of alternates, with a term of office of three years with reelection being permitted.

FAHZ will have the right to appoint four directors and their respective alternates to the Boards of Directors of Ambev and its majority-owned subsidiaries, as long as it maintains ownership of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits).  FAHZ held 1,501,432,405 Ambev common shares immediately after the Old Ambev-Ambev S.A. stock swap merger approved in July 2013.  Under the Ambev Shareholders’ Agreement, FAHZ is not entitled to appoint more than four members to Ambev’s Board of Directors in the event that its holding of Ambev common shares increases.  FAHZ will always be entitled to appoint at least one member to Ambev’s Board of Directors, as long as it holds a minimum of 10% of the Ambev common shares.  IIBV and AmBrew have the right to appoint members and respective alternates to the Boards of Directors of Ambev and its majority-owned subsidiaries in a number proportionate to the number of members appointed by FAHZ.  Such proportion is based on the ratio between FAHZ’s holding and the joint holding of IIBV and AmBrew in the Ambev common shares.

The Ambev Shareholders’ Agreement provides that Ambev will have two Co-Chairmen with identical rights and duties, with one being appointed by FAHZ and the other jointly by IIBV and AmBrew.  In the event of a deadlock, neither of the Co-Chairmen has a deciding vote on matters submitted to Ambev’s Board of Directors.

Each of FAHZ, IIBV and AmBrew may remove a director that it has appointed to the Board of Directors of Ambev or its majority-owned subsidiaries, and each also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The Ambev Shareholders’ Agreement establishes that the shareholders may, by consensus, establish committees of the Board with the purpose of looking into specific matters, the analyses of which require that their members have specific technical knowledge.

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of Ambev or its majority-owned subsidiaries, FAHZ, IIBV and AmBrew have agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its majority-owned subsidiaries, and have agreed on the manner to direct their representatives to vote on the matter being submitted.  The Ambev Shareholders’ Agreement provides that the parties shall hold a preliminary meeting in advance of all meetings of shareholders or the Board of Directors of Ambev or of its majority-owned subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the Ambev Shareholders’ Agreement will be determined by the shareholders or group of shareholders holding a majority of the Ambev common shares, which currently is constituted of IIBV and AmBrew.  However, this rule does not apply in connection with the election of members of the Board of Directors, as described above under “—Management of Ambev,” and with respect to matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

•         any amendment to the bylaws of Ambev and/or any of its majority-owned subsidiaries with the purpose of amending:  (1) the corporate purpose, (2) the term of duration, and/or (3) the composition, powers and duties of management bodies;

•         the approval of the annual investment budget of Ambev and/or any of its majority-owned subsidiaries when the amount of the investments exceeds 8.7% of the net sales of Ambev foreseen for the same fiscal year;

•         the designation, dismissal and substitution of the Chief Executive Officer (Diretor Geral) of Ambev;

•         the approval of, or amendment to, the compensation policy for the Board of Directors and the executive officers of Ambev, as well as of its majority-owned subsidiaries;

•         the approval of stock ownership plans for the directors, executive officers and employees of Ambev and/or its majority-owned subsidiaries;

•         a change in the dividend policy of Ambev and/or any of its majority-owned subsidiaries;

•         increases in the capital of Ambev and/or any of its majority-owned subsidiaries, with or without preemptive rights, through subscription, creation of a new share class, or changes in the characteristics of existing shares, as well as decreases of capital, issuances of debentures (whether or not convertible into shares), warrants and the creation of founders’ shares by Ambev and/or any of its majority-owned subsidiaries, except when such legal businesses are carried out between Ambev and its majority-owned subsidiaries or between the majority-owned subsidiaries;

•         amalgamations, spin-offs, transformations, mergers, acquisitions, and divestments involving Ambev and/or any of its majority-owned subsidiaries, in the latter case (1) when such transaction involves a company that is not a subsidiary, directly or indirectly, of Ambev and (2) provided that the transaction in question results in the reduction in the average dividend paid by Ambev in the past five years, adjusted by the General Market Price Inflation Index (Índice Geral de Preços ao Mercado), or the IGP-M index, published by the Getulio Vargas Foundation (Fundação Getulio Vargas) as of the date of payment;

•         the creation, acquisition, assignment, transfer, establishment of an encumbrance on and/or disposal of shares, quotas and/or any securities issued by any of Ambev’s majority-owned subsidiaries, under any title or form, except for the benefit of Ambev and/or another subsidiary;

•         the incurrence by Ambev and/or any of its majority-owned subsidiaries of a debt transaction that results in a net debt/equity ratio greater than 1.5:1;

•         the execution, amendment, termination, renewal or cancellation of any contracts, agreements or the like involving the registered or deposited trademarks of Ambev or its majority-owned subsidiaries;

•         the extension of loans or the offer of guarantees of any kind by Ambev and/or any of its majority-owned subsidiaries to any third party in an amount greater than 1% of Ambev’s shareholders’ equity as set forth in the last audited balance sheet prepared in accordance with Brazilian GAAP, except in favor of employees of Ambev and its majority-owned subsidiaries or in favor of the majority-owned subsidiaries themselves;

•         the election of members to committees of Ambev’s Board of Directors;

•         the cancellation of the registration of Ambev and/or any of its majority-owned subsidiaries as publicly traded companies;

•         the execution of a petition for an arrangement with creditors (recuperação judicial) or acknowledgment of bankruptcy by Ambev and/or any of its majority-owned subsidiaries;

•         the liquidation or dissolution of Ambev and/or any of its majority-owned subsidiaries; and

•         the appointment of the external auditors of Ambev and/or any of its majority-owned subsidiaries.

The Ambev Shareholders’ Agreement provides that whenever the parties fail to reach a consensus in a preliminary meeting as to any matter listed above, they will exercise their voting rights so as not to approve such matter.  The Ambev Shareholders’ Agreement provides that any votes cast by FAHZ, IIBV and AmBrew, or by any of the directors appointed by each of them, in violation of the provisions of the agreement will be deemed null, void and ineffective.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to the Board of Directors of Ambev or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•         analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;

•         analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries;

•         any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and

•         actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

The Ambev Shareholders’ Agreement contains the following provisions concerning the transfer of the Ambev common shares subject to the agreement:

•         FAHZ, IIBV and AmBrew have agreed (1) not to dispose of their Ambev common shares, directly or indirectly, during the term of the agreement, whether through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as permitted in Section VI of the Ambev Shareholders’ Agreement and (2) not to create any type of encumbrance on their Ambev common shares, in either of the above cases without the prior written consent of FAHZ, in the case of IIBV and AmBrew, and of IIBV and AmBrew, in the case of FAHZ;

•         if the Ambev common shares owned by FAHZ, on the one hand, and by IIBV and AmBrew, on the other, become subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction is not lifted or waived within 30 days after its imposition, the shares subject to the restriction shall be automatically deemed offered for sale to the other party.  The price for the relevant Ambev common shares will be the lesser of either (1) the book value per Ambev common share, as per the latest audited balance sheet of Ambev adjusted by the IGP-M index from the date the restrictive measure is imposed until the date a petition is filed to require that the restriction be lifted or waived or (2) the average quoted market price of the Ambev common shares on stock exchanges in the 20-day period prior to the petition for lifting or waiving the restriction, provided that the Ambev common shares were traded during such period.  If the obligations in respect of such restriction exceed the above-mentioned price, the party whose shares have been subject to the restriction will be liable for the difference that the other party may be required to deposit in order to acquire the relevant Ambev common shares.  If the obligations in respect of such restriction were lower than the price for the Ambev common shares as described above, then the party whose shares have been subject to the restriction will be entitled to receive the difference between the price for the Ambev common shares and the obligations in respect of such restriction; and

•         if either FAHZ, on the one hand, and IIBV or AmBrew, on the other, does not exercise its subscription rights relating to Ambev common shares it holds, then each such party must first offer such rights to the other party at market value, which such other party will then decide, within the following 10 days, on whether to exercise its right of first refusal to subscribe the new shares to be issued.  If such other party elects not to acquire the subscription right offered, then the offering shareholder may dispose of its subscription rights to third parties.

The Ambev Shareholders’ Agreement provides that any transfer of shares or subscription rights or creation of encumbrances in which the foregoing provisions on rights of first refusal are not observed will be deemed null, void and ineffective.  Ambev’s management is also prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporation Law.

Specific Performance

The obligations of the parties under the Ambev Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

The 2019 Shareholders’ Agreement

The 2019 Shareholders’ Agreement was executed on April 16, 2013 by IIBV, AmBrew and FAHZ, as well as Ambev, as intervening party.  It will become effective on July 2, 2019, as long as at that time FAHZ holds at least 1,501,432,405 Ambev common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits.  After becoming effective, the 2019 Shareholders’ Agreement will be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it.  Among other matters, the 2019 Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries.

Management of Ambev

The 2019 Shareholders’ Agreement establishes that Ambev will be managed by a Board of Directors and by an Executive Committee.  Ambev’s Board of Directors will no longer be chaired by two Co-Chairmen.

Under the 2019 Shareholders’ Agreement, FAHZ will be entitled to appoint two directors and their respective alternates to the Board of Directors of Ambev, provided that it holds at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits).  One of the FAHZ-appointed directors shall have the right to also be appointed as a member of Ambev’s Operations, Finance and Compensation Committee and of the Compliance Committee, as well as any other committee that may be established by Ambev’s Board of Directors.  Furthermore, the shareholders shall use their best efforts to allow one of the FAHZ-appointed directors to participate as an observer in meetings of Ambev’s Fiscal Council, whenever such body is installed in lieu of the audit committee required by the Sarbanes-Oxley Act of 2002.

FAHZ may remove a director that it has appointed to the Board of Directors of Ambev, and also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The foregoing provisions of the 2019 Shareholders’ Agreement regarding Ambev’s management bodies do not apply to the management bodies of Ambev’s majority-owned subsidiaries.

Preliminary Meetings and Exercise of Voting Rights

The 2019 Shareholders’ Agreement replicates the provisions of the Ambev Shareholders’ Agreement concerning preliminary meetings, including the need for consensus between FAHZ, IIBV and AmBrew, and applicable procedures when consensus is not reached, in respect to matters that will be resolved at shareholders’ or Board of Directors meetings of Ambev and its majority-owned subsidiaries.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the 2019 Shareholders’ Agreement will be determined by the shareholder or group of shareholders holding a majority of Ambev common shares.  The following matters are not subject to the foregoing rule: (1) election of members to the Board of Directors or to any committee of the Board of Directors, which shall follow the specific election procedure described above under “—Management of Ambev” and (2) matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

•         any amendment to the bylaws of Ambev and/or any of its majority-owned subsidiaries with the purpose of changing: (1) the corporate purpose of those companies with a view to causing them to cease the production, commercialization and distribution of beverages, (2) the allocation of Ambev’s results of operations, as set forth in its bylaws, or other similar provisions in the bylaws of Ambev’s majority-owned subsidiaries that are meant to provide financial support to FAHZ, (3) the minimum mandatory dividend of 40% of Ambev’s adjusted net income, and/or (4) any other provision that affects FAHZ’s rights under the 2019 Shareholders’ Agreement; and

•         the transformation of Ambev into a different form of legal entity.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to the Board of Directors of Ambev or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•         analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;

•         analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries;

•         any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and

•         actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

The 2019 Shareholders’ Agreement’s provisions regarding transfer of shares differ substantially from the equivalent provisions contained in the Ambev Shareholders’ Agreement.  Under the 2019 Shareholders’ Agreement, the following rules shall apply:

•         in the event of a transfer of Ambev common shares subject to the 2019 Shareholders’ Agreement (1) by IIBV and/or AmBrew, where such transfer results in these entities jointly holding a total equity interest in Ambev represented by less than 50% plus one Ambev common share, and/or (2) by FAHZ upon making one and only one eligible transfer of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) to a single buyer and subject to the first offer obligations described below, then, in either of those cases, the Ambev common shares subject to those transfers shall remain bound by the 2019 Shareholders’ Agreement.  Only in those two cases shall a third party acquiring the Ambev common shares in those transfers be able to adhere to the 2019 Shareholders’ Agreement in order for the transfer to be effective;

•         at any time FAHZ may elect to release its Ambev common shares subject to the 2019 Shareholders’ Agreement for the exclusive purpose of selling them in the stock market or over-the-counter market, provided that (1) it maintains at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) subject to the 2019 Shareholders’ Agreement, and (2) it observes the first offer obligations described below; and

•         in the event FAHZ intends to execute the above-referenced one and only one eligible transfer or release, it shall first offer the Ambev common shares to the remaining parties to the 2019 Shareholders’ Agreement for their average quoted market price on the 20 trading sessions immediately prior to the date of the relevant first offer (or the last 40 trading sessions if no Ambev common shares were negotiated in at least half of the 20 immediately preceding trading sessions).  The offerees will have five days, as of the first offer date, to accept or refuse the offer, and, if expressly or tacitly refused (or in the event the offerees fail to timely pay the applicable purchase price), then FAHZ may either proceed with such transfer or release its Ambev common shares from the 2019 Shareholders’ Agreement and thereafter sell them to third parties within ten days.

Specific Performance

The obligations of the parties under the 2019 Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

B.            Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our signficant shareholders or other related parties and certain of their affiliates. These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution. In addition, the Compliance Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Compliance Committee.” Set forth below is a discussion of our material related party transactions.

For further information on our related party transactions, see note 31 to our audited consolidated financial statements.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance both to active and certain of our retired employees and executive officers (including their dependents).

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels.  We began operating such assets in June 2008.

Lease on Commercial Properties

We have a lease agreement for two commercial properties with FAHZ, where we are the tenant and FAHZ the landlord, for an aggregate amount of R$1.5 million.  We are currently renegotiating the terms of this lease agreement that will be applicable until its expiration on January 31, 2018.

Ambev and Employees

Before January 1, 2003, Old Ambev had deferred payment stock option plans that allowed their beneficiaries to pay the exercise price over a four-year period, with the possibility of a three-year extension, subject to an 8% interest rate accruing on the unpaid balance and monetary correction for inflation.  Only 10% of the exercise price had to be paid upon the exercise of those deferred payment stock option plans.  With the enactment of the Sarbanes-Oxley Act in 2002, which, among other things, generally prohibited the extension of personal loans to company directors and executive officers, we discontinued the granting of these deferred payment stock option plans.  Nevertheless, deferred payment for the stock option plans granted prior to 2003 was grandfathered by Ambev’s current stock ownership plan and such options may still be exercised with payment deferral of their respective exercise price.

ABI and Labatt

In August 2004, in connection with the consummation of an upstream merger (incorporação) of an indirect holding company of Labatt into us, Labatt and InBev N.V./S.A. (as ABI was then denominated) entered into a cross-services agreement with a view to:

•         terminating the then-existing services agreement among those entities before the upstream merger;

•         specifying the terms and conditions pursuant to which Labatt would provide to InBev N.V./S.A., on an hourly basis, certain administrative services such as tax support services, internal audit services and legal services; and

•         specifying the terms and conditions pursuant to which InBev N.V./S.A. would provide to Labatt, on an hourly basis, administrative services such as internal audit services, legal advice and IT support.

Transfer Pricing

In August 2004, we, InBev N.V./S.A. (as ABI was then denominated) and Labatt entered into agreements relating to the transfer prices and policy for all beer product transfers between ABI and the Labatt companies.  The companies confirmed that the Interbrew Transfer Pricing Policy will continue to be the transfer pricing policy in effect between the ABI companies and the Labatt companies for beer product transfers between and among them, except as provided for in the agreement.

Ambev and Certain ABI Controlling Shareholders (Messrs. Lehmann, Sicupira and Telles)

In October 2013, we entered into a service agreement with B2W - Companhia Digital, or B2W, a leading Brazilian e-commerce company controlled by Messrs. Lemann, Sicupira and Telles, who are part of the controlling group of ABI, our indirect controlling shareholder.  According to this service agreement, B2W will manage our e-commerce-platform called “Parceiro Ambev” (Ambev Business Partner).  The initial term of this agreement is two years, and we will pay B2W a percentage of our products sold through the Parceiro Ambev e-commerce platform.

Ambev and ABI

Licensing Agreements

In March 2005, we and InBev N.V./S.A. (as ABI was then denominated) entered into a cross-license agreement according to which Ambev is allowed to produce, bottle, sell and distribute beer under the brands Stella Artois and Beck’s  in Latin America (except Argentina and Cuba), on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma  in Europe, Asia, Africa, Cuba and the United States on an exclusive basis.  Ambev has agreed not to directly or indirectly produce, bottle, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States.  Since March 2005, ABI has been distributing Brahma  beer in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece.  We announced the launch of Stella Artois in Brazil in June 2005. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada, and Latin America South and ABI have an arrangement through which it distributes Stella Artois in Argentina.

We have a licensing agreement with ABI to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, and other Latin America countries.  We also have ABI’s subsidiary, Metal Container Corp., as one of our can suppliers.

We have also a licensing agreement with Grupo Modelo, S.A.B. de C.V., a subsidiary of ABI, to import, promote and resell Corona products in Latin America countries and in Canada.

Special Goodwill Reserve

As a result of the merger of InBev Holding Brasil S.A., or InBev Brasil, into us in July 2005, we acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM Rule No. 319/99.  Such amortization will be carried out within the next ten years following the merger.  As permitted by CVM Rule No. 319/99, the Protocol and Justification of this merger, as entered into between ourselves, InBev Brasil and InBev N.V./S.A. (as ABI was then denominated) on July 7, 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized by us to the benefit of our controlling shareholder, with the remaining 30% being capitalized by us without the issuance of new shares to the benefit of all shareholders.  Since 2005, pursuant to the Protocol and Justification of this merger, we have carried out, with shareholder approval, capital increases through the partial capitalization of the goodwill premium reserve.  Accordingly, IIBV and AmBrew, which are subsidiaries of ABI, have subscribed shares corresponding to 70% of the goodwill premium reserve and our minority shareholders have been entitled to participate in these share issuances through the exercise of preemptive rights under the Brazilian Corporation Law. The remaining 30% of the tax benefit has been capitalized by us without issuance of new shares to the benefit of all shareholders.  The Protocol and Justification of this merger also provides, among other matters, that ABI shall indemnify us for any undisclosed liabilities of InBev Brasil.

In December 2011, we received a tax assessment related to the goodwill amortization resulting from Inbev Brasil’s merger referred to above.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Matters—Special Goodwill Reserve.”

Bucanero

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a 50% equity interest in Bucanero, a Cuban company in the business of producing and selling beer.  See “Item 4. Information on the Company—A. History and Development of the Company—Expansion to Other Latin American Jurisdictions.”

ABI and Intragroup Companies

In January 2005, InBev N.V./S.A. (as ABI was then denominated) and certain intragroup companies executed an International Intra-Group Data Protection Agreement pursuant to which they agreed to provide adequate safeguards with respect to the protection of privacy and fundamental rights and freedoms of individuals in the transfer of personal information.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters.  To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$16.1 billion as of December 31, 2013.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, see notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2013, we had several tax claims pending against us, including judicial and administrative proceedings.  Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions.  As at December 31, 2013, we have made provisions of R$255.9 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional.  Such tax proceedings include claims for income taxes, ICMS Value-Added Tax, IPI Excise Tax and taxes on revenues such as the PIS Contribution and the COFINS.  As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2013, there were also tax proceedings with a total estimated possible risk of loss of R$14.4 billion.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay the PIS Contribution and the COFINS not only on sales and services net sales, but also on financial income.  We have not been paying the PIS Contribution and the COFINS as required by such law, as we have obtained injunctions permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional.  In November 2005, a leading case unrelated to us was adjudicated by the Brazilian Supreme Court in favor of taxpayers.  As of December 31, 2013, we had provisions in connection with cases still pending in the amount of R$40.4 million.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS Value-Added Tax with respect to irrevocable discounts granted by the Company in January 1996 and February 1998.  These proceedings are currently before the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) and the Brazilian Supreme Court.  In November 2013, we received similar tax assessments issued by the State of Pará.  Management estimates the total exposure in relation to this matter to be R$761.9 million as of December 31, 2013, which we have treated as a possible loss.  Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas Ltda. (Cintra, as it was then denominated) obtained preliminary injunctions permitting the non-payment of the IPI Excise Tax.  These preliminary injunctions were revoked between 2002 and 2005, and as a result, the RFB assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors.  As of December 31, 2013, Londrina Bebidas Ltda. had a provision of R$20.4 million with respect to such claims.  We believe R$161.2 million is considered as a possible loss in connection with this litigation.

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI.  Our subsidiaries have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which decision from the Upper House of the Administrative Court is still pending.  Management estimates possible losses in relation to these assessments to be R$723.3 million as of December 31, 2013.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits.”

Profits Generated Abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Court and are awaiting its decision.  With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to us in September 2011.  In December 2013, we received another tax assessment related to this matter.  We estimate our exposure to possible losses in relation to these assessments to be R$3.8 billion at December 31, 2013 and to probable losses to be R$32.3 million as of that date, for which we have recorded a provision in the corresponding amount at December 31, 2013.

Income Tax – Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations.

We estimated the total exposures of possible losses in relation to these assessments to be of R$582.7 million as of December 31, 2013.  We have not recorded any provision in connection with this dispute.

State Tax Incentives of the Conselho Nacional de Política Fazendária (National Council on Fiscal Policy), or CONFAZ

Many states in Brazil offer tax incentive programs to attract investments to their regions, pursuant to the rules of the CONFAZ, a council formed by all of the 27 Treasury Secretaries from each of the Brazilian States.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian States which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements, including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between us and the relevant state governments.

There is a controversy regarding whether these benefits are constitutional when granted without the prior approval of every Brazilian State participating in the CONFAZ.  Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, we received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, in the aggregate amount of R$363.5 million (updated to December 31, 2013), challenging the legality of tax credits arising from existing tax incentives received by us in other States.  We have treated this proceeding as a possible (but not probable) loss.  Such estimate is based on reasonable assumptions and management assessments, but should we lose such proceedings the expected net impact on our income statement would be an expense for this amount.  Moreover, we cannot rule out the possibility of other Brazilian States issuing similar tax assessments relating to other of our state tax incentives.  In 2011 the Brazilian Supreme Court ruled 14 state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to us in the Federal District, which we have ceased to benefit from since such decision.  In a meeting held on September 30, 2011, the CONFAZ issued a resolution suspending the right of the States to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional.  There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval off the CONFAZ, which may impact our state tax incentives.

In 2012, the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of the CONFAZ.  In order to become effective, such proposal must be approved by two-thirds of the members of the Supreme Court.  We do not expect that the Supreme Court will vote on this matter before Congress votes a bill of law (there are currently different proposals before Congress) aimed at regulating this issue.  The proposals before Congress generally provide for (1) existing tax incentives to be grandfathered for a number of years; (2) new tax incentives to be approved by a  majority of the States (rather than unanimously); and (3) a reduction on interstate ICMS Value-Added Taxes in order to decrease the relevance of tax benefits on interstate transactions.  However, no assurance can be given that the Brazilian Supreme Court will not vote on the binding precedent proposal before the matter is ultimately regulated by Congress.

Labatt Tax Matters

Labatt was assessed by the Canada Revenue Agency, or the CRA, for the interest rate used in certain related-party debts and related-party transactions, and other transactions existing prior to the merger of Labatt into Ambev.  These issues have been settled in April 2010 with CRA at C$123 million of the estimated exposure of C$218 million at December 31, 2009.  Part of the amount settled, corresponding to transactions made before the merger of Labatt into us, was reimbursed by ABI.

Labatt received another tax assessment on its valuations of certain intercompany transactions amounting to C$158.0 million.  The company appealed this tax assessment.  In the event Labatt would be required to pay these amounts, the totality would have been reimbursed by ABI.  The appeal was allowed in April 2012 by the Canada Revenue Agency with no cost to Labatt.

Tax Amnesty and Refinancing Program

For information on our Tax Amnesty and Refinancing Program (REFIS), see “Item 5. Operating and Financial Review and Prospects—F. Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)—Tax Amnesty and Refinancing Program.”

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to on “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.”  In June 2012 we filed an appeal against the unfavorable first level administrative decision and have been awaiting the decision of the Appellate Division of Administrative Tax Court.  We believe that the goodwill amortization and respective deduction for tax purposes were in compliance with the provisions set forth by CVM Rule No. 319/1999 and that our amortization of this goodwill was lawful.  In accordance with the advice of our external legal counsel, we believe that the RFB’ position is incorrect, that the grounds to contest the tax assessment are well founded and that the risk of loss is possible (but not probable).  Accordingly, we have not recorded any provisions for this matter, and estimate possible losses in relation to this assessment to be approximately R$3.9 billion as of December 31, 2013.  In the event we are required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into us.  We filed our defense in November 2013 and have been awaiting the first level administrative decision.  Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion as of December 31, 2013.  We have not recorded any provision in connection with this assessment.

Labor Matters

The Company is involved in a total of 19,903 labor claims.  In Brazil, it is not unusual for a large company to be a defendant in such a significant number of claims.  As of December 31, 2013, we had made provisions totaling R$158.7 million in connection with slightly over a fifth of the above labor claims involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

As of December 31, 2013, there were approximately 25 claims between us and the Brazilian National Institute for Social Security (Instituto Nacional de Seguridade Social) with an aggregate exposure of R$5.3 million.  These claims are classified as having a possible chance of loss and allege, among other things, that we should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2013, we were involved in 4,671 civil claims that were pending in Brazil, including third-party distributor and product-related claims.  We are plaintiffs in 1,181  and defendants in 3,394  of these claims.  We have established provisions totaling R$20.9 million as of December 31, 2013 in connection with civil claims.

We are a party to a tortious interference claim brought by our competitor Schincariol, according to which Schincariol seeks damages in the range of R$100 million from us, claiming that we signed up the entertainer Zeca Pagodinho while he was still contractually bound with Schincariol.  On July 20, 2007, the lower courts of the State of São Paulo denied Schincariol’s claim, and Schincariol filed an appeal on August 24, 2007.  On June 12, 2013, the Court of Appeals of São Paulo State partially granted Schincariol’s appeal and sentenced us to indemnify Schincariol for reputational damages in the amount of R$0.2 million and monetary damages to be calculated at a later stage.  Monetary damages should encompass Schincariol’s expenses with advertisement that could not be used by virtue of the termination of the contract with Zeca Pagodinho.  Both we and Schincariol appealed such decision. The appeals are awaiting judgment.  Based on management’s assessments, we have not recorded a provision in connection with such proceeding.

Subscription Warrants

In 2002, we decided to request a ruling from the CVM in connection with a dispute between Old Ambev and some of its warrant holders regarding the criteria used in the calculation of the strike price of certain Old Ambev warrants.  In March and April 2003, the CVM ruled that the criteria used by Old Ambev to calculate the strike price were correct.  In response to the CVM’s final decision and seeking to reverse it, some of the warrant holders filed separate lawsuits before the courts of São Paulo and Rio de Janeiro.

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to take into account the strike price of certain stock options granted by Old Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

We have knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights.  Two of them were ruled favorably to us by the appellate court of the State of São Paulo.  A third one was settled.  We received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against us in another three claims.  We have appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro.

The warrant holders of both claims denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided in our favor in both of claims, although one of the decisions was rendered by a single justice of that court and was appealed to the full court, where judgment is pending. The possibility of reversal by the full court of a decision issued by a single justice of the Brazilian Superior Court of Justice is possible, while the possibility of reversal of a decision issued by the full court is remote.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe the warrants object of those six proceedings represented, on December 31, 2013, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$413.5 million.

Based on management assessments, our chances of receiving unfavorable final decisions in this matter are either possible or remote, and therefore we have not established a provision for this litigation in our audited consolidated financial statements.  As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

Antitrust Investigations

We currently have a number of antitrust investigations pending against us before Brazilian antitrust authorities.

Tô Contigo

On July 22, 2009, the CADE issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other similar mileage programs.

During its investigation, the former Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico), or SDE, concluded that the program should be considered anticompetitive unless certain adjustments were made.  These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists.  The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed.  After the SDE opinion, the proceeding was sent to the CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million (R$492.9 million as of December 31, 2013, reflecting accrued interests).

We have challenged the CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee.  We have posted a court bond (carta de fiança) for this purpose and the decision was partially suspended. This case is currently waiting to be decided by the federal courts.

On March 29, 2011, and following a determination included in the abovementioned decision of the CADE, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, currently Chief Sales Officer of ABI,  and Ricardo Tadeu Almeida Cabral de Soares, ABI’s current Mexico Zone President and Old Ambev’s former Chief Sales Officer and Sales Executive Officer.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently one of the largest beer producers in Brazil and a part of the Heineken Group, filed a complaint with Brazilian antitrust authorities alleging that our cooler programs and exclusivity agreements constituted anticompetitive practices, and also that we launched two counter beer brands (Puerto del Sol and Puerto del Mar) in connection with the entry of Kaiser’s product Sol Pilsen in 2006.  On December 9, 2008, the SDE registered two administrative proceedings to investigate the alleged practices.  Our preliminary responses were filed before the SDE on February 18, 2009 and on January 16, 2012.  Both cases are being investigated by the CADE.  With respect to the Puerto del Sol and Puerto del Mar disputes, the reporting CADE commissioner in charge of the matter issued an opinion in February 2014 finding that no antitrust violations resulted from our launch of these beer brands and recommending that the case be dismissed.  The case is now awaiting a decision from the other four CADE commissioners assigned to it.

Supermarket Shelf Space

In July 2007, the CADE forwarded to the SDE for investigation a complaint issued by Globalbev Bebidas e Alimentos Ltda. alleging that we were restricting competitors’ access to the shelf space in supermarkets.  In August 2009, the SDE initiated a preliminary inquiry to investigate this supposed anticompetitive practice, which was concluded to the effect that there were no anticompetitive practices to be further investigated.  On March 28, 2013, the case was finally dismissed by the CADE.

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including our Argentinean subsidiary) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River.  In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.  The Argentine Supreme Court of Justice has not yet decided on the issue of liability for environmental damages.

Rio de Janeiro State Investigation

On December 12, 2003, the Public Attorney of the State of Rio de Janeiro requested the initiation of a civil inquiry to investigate anonymous reports of pollution allegedly caused by our breweries located in Nova Rio, in the State of Rio de Janeiro. This investigation is currently in the discovery stage. We expect this investigation to be dismissed as several expert opinions have been presented, including one from the Rio de Janeiro State environmental agency, showing lack of environmental damages. In parallel, on June 2, 2003 the Rio de Janeiro police requested the initiation of a criminal inquiry to investigate and identify the perpetrators of this alleged environmental crime. Such inquiry is also in the discovery stage. We expect that the referred criminal investigation will be dismissed concurrently with the above mentioned civil investigation.

Suit Against the Brazilian Beer Industry

On 28 October 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against us and two other brewing companies claiming total damages of approximately R$2.8 billion (of which approximately R$2.1 billion are claimed against us).  The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (2) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (3) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff.  The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, it doubles the initial amount involved).  The court has admitted the association as joint-plaintiff and has agreed to hear the new claims.  Based on management assessments, we believe that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Alcohol Litigation

The Brazilian Federal Prosecutor’s Office filed suits against the Brazilian government to increase the restriction of beer advertising in Brazil.  The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health; (2) the publicity increases the consumption of alcohol; and (3) there is already an alcohol advertising restriction to spirit drinks in Brazil.  We are not a party to these legal proceedings, but have been following them closely to understand how this industry could be affected.

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition.  Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under Brazilian GAAP at our parent company financial statements.  Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity”, and treat such payments as an expense for purposes of Brazilian income tax and social contribution on profits.  This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend.  The benefit from the tax deductible interest on shareholders’ equity is recorded in the income statement.  The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.  However, payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, whereas no such withholding is required in connection with dividends paid.  For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

Annual adjusted net income not distributed as dividends or interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian Corporation Law and our bylaws.  Therefore, annual adjusted net income amounts may not necessarily be available to be paid as dividends.  We may also not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that such distribution would be inadvisable in view of our financial condition at the time.  Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless used to offset subsequent losses.  For further information on this matter, see “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Our shareholders may not receive any dividends.”

For further information on provisions of the Brazilian Corporation Law relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by us under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

Ambev S.A.

The following table shows the cash dividends paid by Ambev, since the approval of the stock swap merger of Old Ambev with us in July 2013, to holders of Ambev’s common shares in reais  and in U.S. dollars (translated from reais  at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved, which relates to the second half of the 2013 fiscal year, was scheduled for first payment by Ambev on January 23, 2014.

Earnings Generated	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)
First half 2013(3)	September 27, 2013(3)	0.13	0.06
Second half 2013	January 23, 2014	0.10	0.04

(1)   The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax.  The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders.  The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.  See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

(2)   Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

(3)   The actual exchange of Old Ambev shares for new Ambev shares in the stock swap merger of Old Ambev with us was settled only in November 2013 (for information on the refererred stock swap merger, see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.).  However, these September 2013 earnings were paid out by Ambev (and not Old Ambev) because by September 27, 2013 the stock swap merger of Old Ambev with us was already legally effective under Brazilian law because it had been approved at shareholders’ meetings of both companies held on July 2013.  Therefore, the dividends related to these earning were distributed by Ambev in accordance with the rules set forth in its bylaws, according to which each and every Ambev share participates equally in the dividend pool, notwithstanding the fact that Old Ambev common and preferred shares were still technically outstanding in September 2013 and Old Ambev’s bylaws provided for a different formula for the distribution of dividends to its common shareholders and preferred shareholders.

Old Ambev

The following table shows the cash dividends paid by Old Ambev, since 2010 and during the time in which it was still a publicly-held company, to holders of its common and preferred shares in reais  and in U.S. dollars (translated from reais  at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved for Old Ambev, during the period referred in the prior sentence and which relates to the first half of the 2013 fiscal year, was scheduled for first payment by Old Ambev on January 21, 2013.  The dividend per share amounts shown below are based on the historical capital structure of Old AmBev, which was comprised of voting common shares and non-voting preferred shares, the latter of which were entitled to dividend and interest on shareholders’ equity payments in an amount 10% greater than that payble with respect to the Old Ambev common shares.  Because the figures shown below are based on the historical capital structure of Old AmBev, they do not take into account the 1:5 splitting effect that resulted from the exchange of five new Ambev common shares for each and every Old Ambev common and preferred share surrendered in the 2013 stock stock swap merger of Old Ambev with us (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”).

Earnings Generated	First Payment Date	Old Ambev Share Class	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)
First half 2010	April 1, 2010	(preferred)	0.33	0.18
		(common)	0.30	0.17
Second half 2010	October 14, 2010	(preferred)	0.65	0.39
		(common)	0.59	0.36
	December 15, 2010	(preferred)	0.67	0.39

Earnings Generated	First Payment Date	Old Ambev Share Class	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)
First half 2011	March 22, 2011	(preferred)	0.62	0.37
		(common)	0.56	0.34
Second half 2011	August 5, 2011	(preferred)	0.39	0.24
		(common)	0.35	0.22
	November 18, 2011	(preferred)	0.78	0.44
		(common)	0.71	0.40
First half 2012	April 10, 2012	(preferred)	0.83	0.45
		(common)	0.75	0.41
Second half 2012	July 27, 2012	(preferred)	0.40	0.20
		(common)	0.37	0.18
	October 15, 2012	(preferred)	0.56	0.28
		(common)	0.51	0.25
First half 2013	January 21, 2013	(preferred)	0.89	0.45
		(common)	0.81	0.41
	March 28, 2013	(preferred)	0.62	0.31
		(common)	0.57	0.28

(1)   The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax.  The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Old Ambev on behalf of shareholders.  The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared.

(2)   Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

For more information on rules and procedures for shareholder distributions under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

B.            Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results since December 31, 2013.

ITEM 9.                THE OFFER AND LISTING

A.            Offer and Listing Details

Not applicable.  Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in “—C. Principal Market and Trading Market Price Information.”

B.            Plan of Distribution

Not applicable.

C.            Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM.  Our common shares  are listed on the BM&FBOVESPA under the symbol “ABEV3”  and our ADSs are listed on the NYSE under the symbol “ABEV”. Our shares and ADSs began trading on the BM&FBOVESPA and the NYSE, respectively, on November 11, 2013.  The shares and ADSs of Old Ambev ceased all trading activities on those stock exchanges on the close of business of November 8, 2013.

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of January 31, 2014, Ambev had 15,664,293,766 shares outstanding.  As of January 31, 2014, there were 1,374,790,968 Ambev ADSs outstanding (representing 1,374,790,968 Ambev shares, which corresponds to 8.8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of January 31, 2014 there were 103 registered holders of Ambev ADSs.

Ambev S.A.

Shares

The table below shows the quoted high and low closing sales prices in reais  of our shares on BM&FBOVESPA for the indicated periods, considering the commencement of trading of those shares on November 11, 2013.

Trading Prices on the BM&FBOVESPA: Ambev Common Shares
	Per Common Share
	High	Low
Annual	(in reais)
2013 (starting November 11)	17.39	16.17
Quarterly
Fourth quarter 2013 (starting November 11)	17.39	16.17
Monthly
2014
March (until March 20)	16.88	16.36
February	16.89	15.44
January	17.24	15.87
2013
December	17.25	16.17
November (starting November 11)	17.39	16.78

ADSs

The table below shows the quoted high and low closing sales prices in U.S. dollars of our ADSs on the NYSE for the indicated periods, considering the commencement of trading of those ADSs on November 11, 2013.

Trading Prices on the NYSE: Ambev ADSs
	Per ADS
	High	Low
Annual	(in reais)
2013 (starting November 11)	7.59	6.83
Quarterly
Fourth quarter 2013 (starting November 11)	7.59	6.83
Monthly
2014
March (until March 20)	7.25	6.93
February	7.23	6.23
January	7.19	6.53
2013
December	7.26	6.83
November (starting November 11)	7.59	7.11

Old Ambev

The Old Ambev stock and ADS quotes below are based on the historical capital structure of Old AmBev, which was comprised of voting common shares and non-voting preferred shares.  Therefore, they do not take into account the 1:5 splitting effect that resulted from the exchange of five new Ambev common shares for each and every Old Ambev common and preferred share surrendered in the 2013 stock stock swap merger of Old Ambev with us (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”).

Shares

The table below shows the quoted high and low closing sales prices in reais  on the BM&FBOVESPA for preferred and common shares of Old Ambev for the indicated periods, considering the last date of trading of those shares on November 8, 2013.

Trading Prices on the BM&FBOVESPA: Old Ambev Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
Annual	(in reais)		(in reais)
2013 (until November 8)	89.74	75.11	90.96	74.68
2012	86.24	49.03	88.94	61.14
2011	54.60	35.67	67.30	42.28
2010	43.40	27.61	50.76	32.50
2009	30.00	15.16	34.98	18.03
2008	26.60	14.40	29.36	17.20

Quarterly
2013
Third quarter (until November 8)	87.76	79.46	86.23	79.46
Second quarter	85.86	75.11	86.45	75.11
First quarter	89.74	80.89	90.96	74.68
2012
Fourth quarter	86.24	64.20	88.94	77.89
Third quarter	63.66	59.08	78.89	72.57
Second quarter	67.21	57.33	80.72	70.28
First quarter	65.18	49.03	78.09	61.14
2011
Fourth quarter	54.60	44.50	67.30	55.30
Third quarter	46.30	36.97	57.00	44.10
Second quarter	44.10	38.48	51.90	45.00
First quarter	43.51	35.68	51.21	42.30
Monthly
2013
November (until November 8)	87.00	82.40	85.53	81.05
October	86.80	83.45	85.69	82.31
September	87.76	80.58	86.23	79.35
August	87.22	79.73	86.02	78.73
July	85.33	79.46	84.10	78.31
June	81.95	75.11	81.66	74.68
May	85.86	79.35	86.45	79.40

ADSs

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of Old Ambev’s ADSs quoted in U.S. dollars on the NYSE, considering the last date of trading of those shares on November 8, 2013.

Trading Prices on the NYSE: Old Ambev Common and Preferred ADSs
	Per Common ADS		Per Preferred ADS
	High	Low	High	Low
Annual	(in US$)		(in US$)
2013 (until November 8)	45.53	33.14	47.06	33.73
2012	41.76	26.49	43.09	33.23
2011	29.08	21.64	36.26	25.65
2010	26.30	15.40	31.12	17.82
2009	17.40	6.21	20.44	7.42
2008	15.95	6.01	17.64	7.30
Quarterly
2013
Third quarter (until November 8)	40.14	33.61	40.12	33.94
Second quarter	42.37	33.14	43.60	33.73
First quarter	45.53	40.57	47.06	41.52
2012
Fourth quarter	41.76	31.53	42.31	38.53
Third quarter	30.93	28.56	39.08	35.49
Second quarter	35.90	28.15	43.09	34.71
First quarter	35.62	26.49	43.01	33.23
2011
Fourth quarter	29.08	23.59	36.26	29.92
Third quarter	29.04	22.66	35.64	27.98
Second quarter	28.57	24.09	33.73	28.86
First quarter	26.65	21.64	31.79	25.65
Monthly
2013
November (until November 8)	37.30	36.00	37.36	35.95
October	40.14	37.15	40.12	37.20
September	39.50	34.03	39.23	34.35
August	37.99	33.61	38.48	33.94
July	37.20	35.41	37.78	35.76
June	37.57	33.14	38.05	33.73
May	42.37	37.25	43.60	38.07

Regulation of the Brazilian Securities Market

The Brazilian securities markets are regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  The Brazilian securities markets are governed by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented.  These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges.  However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held (listed), such as Ambev, whose shares are publicly traded on the BM&FBOVESPA, or privately held (unlisted).  All listed companies are registered with the CVM and are subject to reporting and regulatory requirements.  The Brazilian Corporation Law allows the CVM to classify listed companies according to the kind of securities they issue.  A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market.  Shares of companies like Ambev traded on the BM&FBOVESPA may not simultaneously be traded on the Brazilian over-the-counter market.  The shares of a listed company, including Ambev, may also be traded privately subject to several limitations.  To be listed on the BM&FBOVESPA, a company must apply for registration with the CVM and the BM&FBOVESPA.

The trading of securities on the Brazilian stock exchanges may be halted at the request of a company in anticipation of a material announcement.  Companies may be required by law to request such suspension.  Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or a stock exchange.

Trading on the Brazilian Stock Exchanges

BM&FBOVESPA is the only Brazilian stock exchange on which private equity and private debt may be traded.

BM&FBOVESPA trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time.  Equity trading is executed fully electronically through an order-driven trading system called Megabolsa.  Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the BM&FBOVESPA.  BM&FBOVESPA also permits trading from 5:30 p.m. to 6:00 p.m. on an online system connected to Megabolsa  and Internet brokers called the After Market.  The After Market session is restricted to certain stocks that were traded through the electronic system.  Trading on the After Market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances.  Securities listed on the BM&FBOVESPA may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without adjustment for inflation.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  The clearing house for BM&FBOVESPA is Companhia Brasileira de Liquidação e Custódia, or the CBLC, which is owned by BM&FBOVESPA, among others.

In order to better control volatility, BM&FBOVESPA has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index.  If the market falls more than 15% compared to the previous day no more pauses are taken.  The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets.  As of December 31, 2013, the aggregate market capitalization of all the companies listed on BM&FBOVESPA was equivalent to approximately R$2.4 trillion.  Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets.  During the year ended December 31, 2013, the ten most actively traded issues represented 41.3% of the total value of shares traded on BM&FBOVESPA, comparable to the 37.9% of total value in 2012.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment.”

D.            Selling Shareholders

Not applicable.

E.            Dilution

Not applicable.

F.            Expenses of the Issue

Not applicable.

ITEM 10.              ADDITIONAL INFORMATION

A.            Share Capital

Not applicable.

B.            Memorandum and Articles of Association

Below is a brief summary of the material provisions concerning our common shares, bylaws and the Brazilian Corporation Law.  In Brazil, the principal governing document of a corporation is its bylaws (Estatuto Social).  This description is qualified in its entirety by reference to the Brazilian Corporation Law and our bylaws.  An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report.  A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ambev-ir.com).  Information on ownership of our shares is set forth under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

As of January 31, 2014, our  capital stock was equal to R$57,000,946,244.65 divided into 15,664,342,206 issued common shares, without par value, of which 48,000 were treasury shares.  We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

Pursuant to the Brazilian Corporation Law, we are allowed to sell in the open market any Ambev common shares that have been subscribed but not paid in full within the applicable deadline set forth in our bylaws or the applicable subscription bulletin under which those shares were issued.  If an open market sale is impractical, any subscribed but unpaid Ambev common shares may be forfeited.

Each common share entitles the holder thereof to one vote at our shareholders’ meetings.  Holders of common shares are not entitled to any preference upon our liquidation.

The Board of Directors does not vote on compensation payable to them or any of their members.  For more information on management compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Operations, Finance and Compensation Committee.”

There is no age limit for retirement applicable to the members of our Board of Director in our by-laws.

General

Our registered name is Ambev S.A. and our registered office is in São Paulo, São Paulo, Brazil.  Our registration number with the São Paulo Commercial Registry is 35,300,368,941.  Our principal corporate purposes include the production and sale of beer, CSDs and other beverages.  A more detailed description of our purposes can be found in Chapter I, Article 3 of our bylaws.

Rights of the Ambev Common Shares

Each of our common shares is indivisible and entitles its holder to one vote at any shareholders’ meeting of Ambev.  In accordance with our bylaws and the Brazilian Corporation Law, shareholders have the right to receive dividends or other distributions in proportion to their equity interest in our share capital.  For additional information regarding the payment of dividends and other distributions relating to our common shares, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.”  In addition, our shareholders may freely transfer their shares and are entitled to be included in a statutory change of control tender offer upon a disposition of our control.

Also, upon our liquidation, and after the discharge of all our liabilities, our common shares entitle its holders to a participation in our remaining assets as capital reimbursement in proportion to their equity interest in our share capital.  Holders of our common shares have the right, but not the obligation, to subscribe for our future capital increases.

Moreover, pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•         the right to participate in our profit distributions;

•         the right to participate in our remaining assets in proportion to its equity interest in our share capital in the event of our liquidation;

•         preemptive rights to subscribe for our common shares, convertible debentures and warrants, except in certain circumstances under the Brazilian Corporation Law, as described in “—Preemptive Rights”;

•         the right to inspect and monitor our management, in accordance with the Brazilian Corporation Law;

•         the right to vote at shareholders’ meetings; and

•         the right to exercise appraisal rights and withdraw from the Company in the cases provided under the Brazilian Corporation Law, as described in “—Appraisal Rights.”

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, shareholders, during shareholders’ meetings regularly called and convened, are generally empowered to pass resolutions relating to our corporate purpose as they may deem necessary.  Shareholders’ meetings may be ordinary, such as the annual meeting, or extraordinary.  Shareholders at the annual shareholders’ meeting, which is required to be held within four months of the end of our fiscal year, have the exclusive power to approve our financial statements and to determine the allocation of our adjusted net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant annual meeting.  Extraordinary shareholders’ meetings are convened to approve the remaining matters within their competency as provided by law and/or our bylaws.  An extraordinary shareholders’ meeting may be held concurrently with an ordinary meeting.

A shareholders’ meeting is convened by publishing a meeting call notice no later than 15 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where we have our registered office.  In certain circumstances, however, the CVM may require that the first notice be published no later than 30 days prior to the meeting.  At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose.   The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters.  CVM Rule No. 481 of December 17, 2009, also requires that additional information be disclosed in the meeting call notice for certain matters.  For example, in the event of an election of directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures.  All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

A shareholders’ meeting may be held if shareholders representing at least one quarter of the voting shares are present, except in some cases provided by law, such as in meetings seeking to amend the company’s bylaws, which requires the presence of shareholders representing at least two-thirds of the voting shares.  If no such quorum is present, an eight-day prior notice must be given in the same manner as described above, and a meeting may then be convened without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being taken into account.  Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below (among others):

•         creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;

•         modifying a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares;

•         reducing the minimum mandatory dividend;

•         merging Ambev with another company or consolidating or executing a spin-off of Ambev;

•         changing our corporate purpose; and

•         dissolving Ambev or ceasing its liquidation status.

Shareholders’ meetings may be called by our Board of Directors.  Under the Brazilian Corporation Law, meetings may also be convened by our shareholders as follows:  (1) by any shareholder, if the directors take more than 60 days to convene a shareholders’ meeting after the date they were required to do so under applicable laws and our bylaws, (2) by shareholders holding at least 5% of our total capital stock, if our Board of Directors fails to call a meeting within eight days after receipt of a justified request to call a meeting by those shareholders indicating the proposed agenda, (3) by shareholders holding at least 5% of our voting capital stock, if the directors fail to call a general meeting within eight days after receipt of a request to call a shareholders’ meeting for purpose of assembling a Fiscal Council, and (4) by our Fiscal Council, if the Board of Directors fails to call an annual shareholders’ meeting within 30 days after the mandatory date for such call.  The Fiscal Council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present proof of ownership of their Company shares, including identification and/or pertinent documentation that evidences their legal representation of another shareholder.  A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be another shareholder, a company officer or a lawyer.  For a publicly-held company, the attorney-in-fact may also be a financial institution.  Investment funds must be represented by their investment fund officer.

Shareholders may not exercise voting rights whenever they are contributing assets in a capital increase paid in kind or with respect to the approval of their own accounts, as well as in those resolutions that may favor those shareholders specifically, or whenever there is a conflicting interest with the company.  Mergers between affiliated parties are subject to a special statutory valuation procedure intended to determine whether the exchange ratio is adequate for all parties involved, without preventing the approval of the resolution for lack of the statutory quorum.

Board of Directors

In accordance with the Brazilian Corporation Law, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting, except as provided in our Shareholders’ Agreement.

Under our bylaws, at least two members of its Board of Directors shall be independent directors.  According to our bylaws, for a director to be considered independent he or she may not:  (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse or relative to the second degree of any member of management of Ambev, its controlled companies, controlling company or entity under common control, or (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction).  Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the above mentioned criteria.

According to the general principles of the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with a company in connection with any proposed transaction, the director or executive officer may not vote in any resolution of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for purposes of recording such information in the minutes of the meeting.  In any case, a director or an executive officer may not transact any business with a company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties.  Any transaction in which a director or executive officer may have an interest can only be approved if carried out on an arm’s-length basis.

Since the enactment of Brazilian Law No. 12,431/11, which amended Section 146 of the Brazilian Corporation Law, directors no longer need to be shareholders to serve on the board of directors of a Brazilian corporation.

Election of Directors

Each Ambev common share represents one vote at any shareholders’ meeting in connection with the election of the Board of Directors of Ambev.

Common shareholders holding at least 10% of our capital may elect one member and respective alternate to the Board of Directors without the participation of the controlling shareholders.  To exercise these minority rights, shareholders must prove their continuous ownership of their Ambev common shares for at least three months prior to the shareholders’ meeting convened to elect board members.  If that prerogative is exercised with the adoption of cumulative voting procedures, as described below, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in our bylaws.

Shareholders holding shares representing at least 10% of our capital, or a smaller applicable percentage according to a sliding scale determined by the CVM and based on a company’s capital stock (currently 5% of the Ambev common shares, pursuant to the CVM’s sliding scale), have the right to request that cumulative voting procedures be adopted.  Under such procedures, each of our common shares shall entitle as many votes as the number of director positions to be filled, and each shareholder may cast all of his or her votes for a single candidate or distribute them among various candidates.

Under our bylaws and applicable law, the number of directors may be reduced to a minimum of three.  Since our Shareholders’ Agreement provides that, as long as FAHZ maintains a minimum shareholding in our capital stock, it shall have the right to appoint four members to our Board of Directors, any reduction in the number of such members to fewer than four would be subject to FAHZ’s prior approval.  After 2019, however, FAHZ shall have the right to appoint only two members to our Board of Directors.

The current members of our Board of Directors were elected by our controlling shareholders.  Board members, regardless of the shareholder they represent, owe fiduciary duties to the Company and all of our shareholders.  At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of that agreement. For more information on our shareholders’ agreements, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

Dividends

The discussion below summarizes the main provisions of the Brazilian Corporation Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest on shareholders’ equity.

Calculation of Distributable Amounts

At each annual shareholders’ meeting, our Board of Directors is required to propose how Ambev’s net income for the preceding fiscal year is to be allocated.  For purposes of the Brazilian Corporation Law, a company’s net income after income taxes and social contribution on profits for the immediately preceding fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “adjusted net income” for such preceding fiscal year.  In accordance with the Brazilian Corporation Law, an amount equal to such adjusted net income, which is also referred to in this section as the distributable amount, will be available for distribution to shareholders in any particular year.  Such distributable amount is subject to:

•         reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect; up to 10% of the distributable amount may be contributed under this concept;

•         reductions caused by amounts allocated to the Legal Reserve or Contingency Reserves (see “—Reserves”); and

•         increases caused by reversals of reserves constituted in prior years.

Minimum Mandatory Dividend

We are required by our bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 a minimum mandatory dividend equivalent to no less than 40% of the distributable amount.  In addition to the minimum mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders.  The limit for dividend payment is the distributable amount plus the balance available in our statutory “Investment Reserve,” to which we allocate distributable amounts from previous fiscal years not paid as dividends.  See “—Reserves.”  Furthermore, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on shareholders’ equity based on the accrued profits or existing profits reserves presented in the latest annual or six-month balance sheet.  Interim dividends and interest on shareholders’ equity is always counted as an advancement towards the minimum mandatory dividend.

In addition, the minimum mandatory dividend, whether the full amount or only a portion thereof, may not be distributed in any given year should the Board of Directors consider that such payment is incompatible with the Ambev’s financial situation, subject to shareholder approval.  While the law does not establish the circumstances in which distribution of the minimum mandatory dividend is incompatible with a company’s financial situation, it is generally agreed that a company is allowed to refrain from paying the minimum mandatory dividend if such payment threatens its existence as a going concern or harms its normal course of operations.  The Fiscal Council must opine on the nonpayment of minimum mandatory dividends, and management must submit to the CVM a report explaining the reasons considered by the Board of Directors to withhold the payment of the minimum mandatory dividend no later than five business days after such a decision is taken.

Any postponed payment of minimum mandatory dividends must be allocated to a special reserve.  Any remaining balance in such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the Company’s financial situation allows.

Payment of Dividends

Under the Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive such dividends, which are generally required to be paid within 60 days following the date of such declaration, unless otherwise resolved by the shareholders’ meetings, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared.  Our bylaws do not provide for a time frame for payment of dividends.  The minimum mandatory dividend is satisfied through payments made both in the form of dividends and interest on shareholders’ equity, which, from an economic perspective, is equivalent to a dividend but represents a tax efficient alternative to distribute earnings to shareholders because it is deductible for income tax purposes up to a certain limit established by Brazilian tax laws (see “—Interest on Shareholders’ Equity”).  Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we are no longer liable for such payment.

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil.  Our common shares underlying the Ambev ADSs will be deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the Depositary, which is registered with the Central Bank as the fiduciary owner of those common shares underlying our ADSs.  Payments of cash dividends and distributions on our common shares will be made in reais  to the custodian on behalf of the Depositary.  The custodian will then convert those proceeds into U.S. dollars and will deliver those U.S. dollars to the Depositary for distribution to ADS holders.  If the custodian is unable to immediately convert dividends in reais  into U.S. dollars, ADS holders may be adversely affected by devaluations of the real  or other exchange rate fluctuations before those dividends can be converted into U.S. dollars and remitted abroad.  Fluctuations in the exchange rate between the real  and the U.S. dollar may also affect the U.S. dollar equivalent of the trading price of our common shares in reais  on the BM&FBOVESPA.

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of an interest payment on shareholders’ equity, calculated based on Ambev’s shareholders’ equity accounts multiplied by the TJLP rate.  The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

Amounts distributed by Ambev to its shareholders as interest on shareholders’ equity is deductible for purposes of income tax and social contribution applicable to our profits.  The amount of the deduction may not exceed the greater of:

•         50% of net income (after the deduction of social contribution on net income but before taking into consideration the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

•         50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

Interest on shareholders’ equity is treated similarly to dividends for purposes of distribution of profits.  The only significant difference is that a 15% withholding income tax is due by nonexempt shareholders, resident or not of Brazil, upon receipt of such interest payment, which tax must be withheld by us on behalf of our shareholders when the distribution is implemented.  If the shareholder is not a Brazilian resident, and is resident or domiciled in a tax-haven jurisdiction, withholding income tax is due at a 25% rate (for a discussion of the concept of tax-haven jurisdiction for purposes of Brazilian tax law, see “—E. Taxation—Brazilian Tax Considerations—Income Tax—Taxation of Gains”).  The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the minimum mandatory dividend owed to shareholders.

Reserves

General

The Brazilian Corporation Law provides that all discretionary allocations of adjusted net income, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital (except for the amounts allocated to the Unrealized Income Reserve) or distributed as dividends in subsequent years.  In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is limited to having those balances added to capital or used to absorb losses.  They cannot be used as a source for income distribution to shareholders.

Legal Reserve

Under the Brazilian Corporation Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their adjusted net income for each fiscal year until the balance of the reserve equals 20% of their share capital.  However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their share capital.  Accumulated losses, if any, may be charged against the Legal Reserve.  Other than that, the Legal Reserve can only be used to increase a company’s share capital.

Contingency Reserve

Under the Brazilian Corporation Law, a portion of a corporation’s adjusted net income may also be discretionally allocated to a “Contingency Reserve” for an anticipated loss that is deemed probable in future years.  Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if that loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Investment Reserve

Under Brazilian Corporation Law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent the distribution of the minimum mandatory distributable amount. According to our bylaws, a portion of our adjusted net income may be allocated to an “Investment Reserve” for the expansion of our activities, including to be capitalized by us or for our investment in new business ventures.

Pursuant to our bylaws, the Investment Reserve balance is not allowed to be greater than 80% of our share capital.  In case such limit is reached, shareholders may resolve to use the exceeding amount for conversion into share capital or to be distributed as dividends.

Unrealized Income Reserve

Pursuant to the Brazilian Corporation Law, the amount by which the minimum mandatory dividend exceeds the “realized” portion of net income for any particular year may be allocated to the Unrealized Income Reserve.  The realized portion of net income is the amount by which the adjusted net income exceeds the sum of:

(i)            our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

(ii)           the net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

Tax Incentive Reserve

Under the Brazilian Corporation Law, a portion of the adjusted net income may also be allocated to a general “Tax Incentive Reserve” in amounts corresponding to reductions in a company’s income tax generated by credits for particular government-approved investments.  This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

Goodwill Premium from Shares Issued

Pursuant to the Brazilian Corporation Law, the amount received from subscription of shares in excess of the average book value of the shares must be allocated to this reserve.  The amount can be used for future capital increases without the issuance of new shares or to support an approved share buyback program.

Fiscal Benefit of Goodwill Premium Amortization (CVM Rule No. 319/99)

Pursuant to CVM Rule No. 319/99, when a reporting company merges with its parent company, while remaining a reporting company, the goodwill previously paid by the parent company on its acquisition is deductible for purposes of income tax and social contribution on profits.  This future tax benefit is recorded as a capital reserve by the reporting company.  As this benefit is realized, the company increases its share capital proportionally to the benefit, and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

Liquidation

In the event of our liquidation, an extraordinary general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period.  A liquidator shall be appointed by the Board of Directors.

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of our common shares owned by individuals or legal entities domiciled outside Brazil.  For a description of voting rights, see “—Rights of the Ambev Common Shares” and “—Shareholders’ Meetings.”  The right to convert payments of dividends (including interest on shareholders’ equity) and proceeds from the sale of our common shares into foreign currency and to remit those amounts outside Brazil, however, is subject to exchange control and foreign investment legislation.  For a description of these exchange control restrictions and foreign investment legislation, see “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”

Appraisal Rights

Under the Brazilian Corporation Law, dissenting shareholders have appraisal rights that allow them to withdraw from the Company and be reimbursed for the value of their Ambev common shares, whenever a decision is taken at a shareholders’ meeting by a qualified quorum of shareholders representing at least 50% of the total voting capital to (among others):

•         create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our bylaws;

•         modify a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

•         reduce the minimum mandatory dividend;

•         merge or consolidate us with another company;

•         change our corporate purpose;

•         conduct a spin-off of Ambev, if the new entities resulting from the spin-off have different primary corporate purposes or a lower minimum mandatory dividend or such spin-off causes us to join a group of companies (as defined in the Brazilian Corporation Law);

•         transform us into another corporate type;

•         conduct a stock swap merger of Ambev with another company, so that Ambev becomes a wholly-owned subsidiary of that company; or

•         approve the acquisition of control of another company, the price of which exceeds the limits set forth in the Brazilian Corporation Law.

In cases where Ambev merges with another company or participates in a group of companies (as defined in the Brazilian Corporation Law), our shareholders will not be entitled to exercise appraisal rights if their Ambev common shares are (1) liquid, defined as being part of the IBOVESPA Index or another traded stock exchange index (as defined by the CVM) and (2) widely-held such that the controlling shareholder or companies under its control holds less than 50% of the referred common shares.

Appraisal rights expire within 30 days after publication of the minutes of the relevant shareholders’ meeting that approved the transaction.  We are entitled to reconsider any action triggering appraisal rights within 10 days following the expiration of the 30-day appraisal rights exercise period if the redemption of our common shares held by dissenting shareholders would jeopardize our financial stability.

Any shareholder that exercises appraisal rights is, in general, entitled to receive the amount equivalent to its shares’ book value as per the last balance sheet approved by our shareholders.  If the resolution giving rise to appraisal rights is approved within more than 60 days after the date of the last shareholder-approved balance sheet of Ambev, dissenting shareholders may require that the value of their shares be calculated on the basis of an updated balance sheet (balanço especial) dated no less than 60 days before the resolution date.  In this case, we must (1) immediately advance 80% of the book value of the shares to be redeemed according to the most recent balance sheet approved by our shareholders and (2) pay the remaining balance within 120 days after the date of the resolution of the shareholders’ meeting.  However, if the advanced payment of 80% of the book value of the shares to be redeemed is greater than the actual appraisal rights value per share determined by the updated balance sheet, then the amount in excess advanced by the Company shall be refunded to us by the dissenting shareholders who exercised appraisal rights.

As a general rule, shareholders who acquire their shares after the publishing of a first meeting call notice or the relevant press release concerning the meeting will not be entitled to appraisal rights.

Preemptive Rights

Each shareholder of Ambev generally has preemptive rights to subscribe for new shares of Ambev in our capital increases (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings.  A minimum 30-day period following the publication of the capital increase notice is given for the exercise of preemptive rights.  Preemptive rights may be purchased and sold by shareholders.  Our bylaws provide that if the Board of Directors decides to increase our share capital within the limit of the authorized capital through sales in stock exchanges, public offerings or public tender offers, no preemptive rights will apply.  In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our Stock Option Plan, is not subject to preemptive rights.

Inspection of Corporate Records

Shareholders that own 5% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents, if (1) Ambev or any of its officers or directors have committed any act contrary to Brazilian law or our bylaws or (2) there are grounds to suspect that there are material irregularities in the company.  However, in either case, shareholders desiring to inspect our corporate records must obtain a court order authorizing the inspection.

Form and Transfer

Brazilian law provides that ownership of shares issued by a Brazilian corporation shall generally be evidenced only by a record of ownership maintained by either the corporation or an accredited intermediary, such as a bank, acting as a registrar for the shares.  Banco Bradesco S.A. currently maintains our share ownership records.

Because our common shares are in registered book-entry form, a transfer of those shares is made under the rules of the Brazilian Corporation Law, which provides that a transfer of shares is effected by an entry made by the registrar for our shares in its books, by debiting the share account of the transferor and crediting the share account of the transferee.

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf, except that, if the original investment was registered with the Central Bank pursuant to foreign investment regulations, the foreign investor should also seek, through its local agent, an amendment of the corresponding electronic registration to reflect the new ownership, if necessary.

The BM&FBOVESPA operates a central clearing system.  A holder of our common shares may choose, at its discretion, to participate in this system, and all shares elected to be transferred to this system will be deposited in custody with the stock exchange through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange.  Our common shares that are subject to custody with the stock exchange will be reflected in our registry of shareholders.  Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership, as well as disclose any 5% increase or decrease.

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

•         upon a disposition of the company’s control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

•         delisting of a public company, like Ambev, is subject to an administrative proceeding before the CVM, having as a condition the launch of a tender offer by the controlling shareholder or the corporation for the acquisition of all outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at their fair value, as determined by an independent appraiser.  Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);

•         in addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class, a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class.  The same requirement applies whenever (1) a shareholder or group of shareholders representing the same interest and holding more than 50% of the shares in any class from March 7, 2002 (when CVM Rule No. 361/02 became effective, except for public companies existing in September 5, 2000, in which case this date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period and (2) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;

•         upon the occurrence of a tender offer aimed at delisting the company or through which our controlling shareholders will acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

•         members of our Board of Directors elected by the noncontrolling shareholders have the right to veto the choice of the independent accountant by the Board;

•         our controlling shareholders, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the BM&FBOVESPA; and

•         the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with our Shareholders’ Agreement.

C.            Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The 2019 Shareholders’ Agreement.”

Acquisitions, Dispositions and Joint Ventures

We have discussed the details of some material acquisitions and agreements related thereto in “Item 4. Information on the Company—A. History and Development of the Company.”  In addition, we are a party to the following material acquisitions, dispositions and joint ventures:

License Agreements

We have a number of important license agreements, including a cross-license agreement with ABI  that allows us to exclusively produce, distribute and market the Stella Artois and Beck’s  brands in most of Latin America, and allows ABI  to exclusively produce, distribute and market the Brahma  brand in Europe, Asia, Africa, Cuba and the United States, in addition to license agreements among us and ABI  and according to which we may distribute Stella Artois branded beer in Canada and Argentina.  Furthermore, we have a license agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser  in Brazil.  Additionally, Ambev’s subsidiary in Canada, Labatt, and ABI  have an arrangement through which Labatt distributes Budweiser branded beers in Canada, and Latin America South’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar) signed in April 2009 a distribution agreement with ABI  to distribute Budweiser in Paraguay.  See “Item 4. Information on the Company—B. Business Overview—Licenses.”  See also, for the Ambev-ABI cross-license agreement, “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Licensing Agreements,” and for the exclusive bottling agreements with PepsiCo, “—Acquisitions, Dispositions and Joint Ventures—Pepsi.”

Pepsi

We have had a franchise relationship with Pepsi since 1997, which over time has evolved to include exclusivity of production, sale and distribution of Pepsi products in Brazil and currently encompasses Pepsi, Gatorade, H2OH!, and Lipton Ice Tea, among other brands.

Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for additional ten-year terms absent two years’ prior notice by either party of its intent not to renew the contract following the expiration of the initial or any subsequent term.

Tax Benefits

Many States in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the State governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  Also, the State of São Paulo has challenged, in the Brazilian Supreme Court, State laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such State laws unconstitutional.  There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every State of the country.  Although the Brazilian Supreme Court has already declared part of Pará State’s benefit law unconstitutional, almost every State has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision.  Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and “Item 3. Key Information—D. Risk Factors.”

D.            Exchange Controls and other Limitations Affecting Security Holders

See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange controls.”

E.            Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax consequences of acquiring, holding and disposing of common shares or ADSs issued by us.  This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules.  Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax consequences to it of an investment in our common shares or ADSs.

The summary is based upon tax laws of Brazil and the U.S. and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect).  Although there is at present no income tax treaty between Brazil and the U.S., the tax authorities of the two countries have entered into a Tax Information Exchange Agreement and have had discussions that may culminate in a treaty.  No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect the U.S. Holders of our common shares or ADSs.  This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to our ADSs and the related documents will be performed in accordance with its terms.

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of common shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”).

The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase our common shares or ADSs.  The discussion below is based on Brazilian law as currently in effect.  Any change in such law may change the consequences described below.  The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

Income Tax

Taxation of Dividends

Dividends paid by us to The Bank of New York Mellon in respect of the common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to our common shares, generally will not be subject to Brazilian withholding income tax.

Taxation of Gains

Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of assets located in Brazil, including our common shares, to a Brazilian resident or to a non-resident in Brazil, are subject to Brazilian withholding income tax.  In this case, gains would be subject to a 15% withholding tax rate, except if the Non-Brazilian Holder is located in a tax-haven jurisdiction, as defined by Brazilian law in different situations, in which case the applicable rate would be 25%.

The statutory definition of a tax-haven jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the investment in our common shares or ADSs is registered under Resolution No. 2,689 or under Law No. 4,131.  In the case of gains arising from an investment registered under Resolution No. 2,689, a country or location should be defined as a tax-haven jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%.  In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a tax-haven jurisdiction, a country or location should also be considered a tax-haven jurisdiction if (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

The RFB regularly issues a list of jurisdictions which are considered tax-haven jurisdictions, the “black-list”. 1  Brazilian legislation pertaining to the definition of a tax-haven jurisdiction in different situations was recently modified by Law No. 11,727, and, following this legal modification an updated “black-list” of tax-haven jurisdictions has been issued in June 4, 2010, in accordance with RFB Normative Instruction No. 1,037/10.

   1   The countries currently included in this list, according to Article 1 of RFB Normative Instruction No. 1,037/10, are: American Samoa, Andorra, Anguilla, Antigua and Barbuda, Aruba, Ascension Island, Bahamas, Bahrain, Barbados, Belize, Bermuda, Brunei, British Virgin Islands, Campione D’Italia, Cayman Islands, Channel Islands (Jersey, Guernsey, Alderney and Sark), Cook Islands, Costa Rica, Cyprus, Djibouti, Dominica, Gibraltar, Grenada, Hong Kong, Kiribati, Isle of Man, Lebanon, Lebuan, Liberia, Liechtenstein, Macau, Madeira Islands, Maldives, Marshall Islands, Mauritius, Monaco, Montserrat, Nauru, Netherland Antilles, Niue, Norfolk Island, Oman, Panama, Pitcairn Island, French Polynesia, Qeshm Island, Saint Kitts and Nevis, Federation of Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, Saint Helena Islands, São Pedro e Miguelão Islands, San Marino, Seychelles, Singapore, Solomon Islands, Suaziland, Switzerland, Tristão da Cunha, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa. The effects of the inclusion of Switzerland in the list were suspended by RFB Declaratory Act No. 11/2010, due to a review request presented by the Swiss government to the Brazilian authorities.  In addition, in Article 2 of RFB Normative Instruction No. 1,037/10, U.S. LLCs held by non-residents and not subject to federal income tax in the U.S. and holding companies without substantial economic activity domiciled in Denmark and Netherlands are listed as tax privileged domiciled entities, as well as: (1) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão), (2) International Trading Company (ITC) domiciled in Iceland, (3) the offshore KFT companies domiciled in Hungary, (4) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, and (5) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta. The effects of the inclusion of Netherlands in the list were suspended by RFB Declaratory Act No. 10/2010, due to a review request presented by the Dutch government to the Brazilian authorities.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation on gains.  However, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter.  The withdrawal of ADSs in exchange for shares is not subject to Brazilian income tax.  The deposit of the shares in connection with the issuance of ADSs is not subject to Brazilian tax, provided that the shares are registered under Resolution No. 2,689 and the investor is not located in a tax-haven jurisdiction, considering the definition described above.  There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under Resolution No. 2,689 and with the CVM and other conditions are fulfilled).  Upon receipt of the underlying shares, a Non-Brazilian Holder who qualifies under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of  shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction (as defined above for investments registered under Resolution No. 2,689), or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders who register with the CVM and are not located in a tax-haven jurisdiction (as defined above for this type of investment), in which cases such gains are exempt.  If the Non-Brazilian Holder is located in a tax-haven jurisdiction (considering the definition for each type of investment), this Non-Brazilian Holder will be subject to the same general taxation rules applicable to Brazilian residents.  An advance payment of withholding tax of 0.005% is required in case of sales on the stock, future and commodities exchange and over-the-counter markets, and it is later deducted from the amount payable of withholding income tax on the sale.  The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction, as defined for investments under Law No. 4,131, described above).  There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of shares under Resolution No. 2,689 will continue in the future or that it will not be changed in the future.  Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of shares.

Any exercise of preemptive rights relating to the Ambev common shares or ADSs will not be subject to Brazilian taxation.  Gains on the sale of preemptive rights relating to the shares will be treated differently for Brazilian tax purposes depending on (1) whether the sale is made by The Bank of New York Mellon or the investor and (2) whether the transaction takes place on a Brazilian stock exchange.  Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%, if the ADSs were to be considered assets located in Brazil by the Brazilian tax authorities.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity.  Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time.

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction.  In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as long as the payment of a distribution of interest is approved at a general meeting of shareholders of the Company.  The amount of such deduction cannot exceed the greater of:

•         50% of net income (after social contribution on net profits, and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•         50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by the Board of Directors.  No assurance can be given that the Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.

Other Relevant Brazilian Taxes

There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which may be levied by some states of Brazil.  There currently are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, on the conversion of reais  into foreign currency and on the conversion of foreign currency into reais.  As from December 17, 2007, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

•         inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 2,689, zero;

•         outflow related to the return of the investment mentioned under the first bulleted item above, zero; and

•         outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above, zero.

Notwithstanding these rates of the IOF/Exchange, in force as of the date hereof, the Minister of Finance is legally entitled to increase the rate of the IOF/Exchange to a maximum of 25% of the amount of the currency exchange transaction, but only on a prospective basis.

Tax on Transactions Involving Bonds and Securities, or “IOF/Bonds” may be levied on transactions involving shares, even if the transactions are effected on Brazilian stock, futures or commodities exchanges.  IOF/Bonds may also be levied on transactions involving ADSs if they are considered assets located in Brazil by the Brazilian tax authorities.  As mentioned in the above discussion on taxation of gains, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter.  . As from December 24, 2013, the IOF/Bonds levies at a rate of zero percent on the transfer (cessão) of shares traded in a Brazilian stock exchange environment with the specific purpose of enabling the issuance of depositary receipts to be traded outside Brazil.  Previously, a rate of 1.5% was applied to the product of (a) the number of shares which are transferred, multiplied by (b) the closing price for such shares on the date prior to the date of the transfer.  If no closing price was available on that date, the last available closing price was adopted.  The rate of IOF/Bonds with respect to other transactions related to shares and ADSs (if applicable) is currently zero.  The Minister of Finance, however, has the legal power to increase the rate to a maximum of 1.5% of the amount of the taxed transaction per each day of the investor’s holding period, but only on a prospective basis.

New Tax Regime Created by Provisional Measure No. 627 Under Discussion in the Brazilian Congress

RFB Normative Instruction No. 1,397, published in the Federal Official Gazette on September 17, 2013, or RFB Instruction 1,397/13, was enacted to regulate the transitional tax regime, or RTT, in force as of January 1, 2008 to adjust, for tax purposes, the net profit calculated under the IFRS rules in accordance with Law No. 11,638/07. According to RFB Instruction 1,397/13, for purposes of calculating dividends and interest on shareholders’ equity, taxpayers must use the accounting books prepared according to the criteria in place on December 31, 2007, and not IFRS. According to such provisions, depending on the taxable basis used by the taxpayer, certain dividend distributions might be considered taxable, subject to a 15% withholding tax (or 25% if the Non-Brazilian Holder is domiciled in a country or location considered to be a “tax-haven” jurisdiction for this purpose).

Provisional Measure No. 627 of the executive branch of the Brazilian government, published in the Federal Official Gazette on November 12, 2013, or Provisional Measure 627, introduced changes to different tax provisions including, without limitation, those relating to payments of dividends and interest on shareholders’ equity dividends.  According to Provisional Measure 627, companies electing to be taxed under the new regime on January 1, 2014, as opposed to January 1, 2015, will not be subject to retroactive taxation, as established by RFB Instruction 1,397/13, on dividends distributions effectively made before November 12, 2013.  As of the date of this annual report, we have not yet been able to decide whether we will elect to early adopt the new tax regime of Provisional Measure 627 as from January 1, 2014, particularly as we continue to await further regulatory action by the Brazilian tax authorities.

In addition, it must be noted that provisional measures, including Provisional Measure 627, is an act of the executive branch of the Brazilian federal government, and will only become ordinary legislation after reviewed and voted favorably by Brazil’s National Congress.  Accordingly, Congress may make significant changes to the tax rules set forth in Provisional Measure 627.  Moreover, if a provisional measure, including the one referred above, is not converted into ordinary legislation within 120 days from its publication plus the time period established for presidential sanction, it will cease to have any effect.  For this and other reasons, we have been unable to decide at this time whether we will elect to early adopt the new tax regime of Provisional Measure 627 as from January 1, 2014.

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of holding and disposing of our common shares or ADSs.  This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed U.S. Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive changes.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your own tax advisor regarding your specific tax situation.  The summary applies only to holders who hold our common shares or ADSs as “capital assets” (generally, property held for investment) under the Code.  This summary does not address the tax consequences that may be relevant to holders in special tax situations including, for example:

•         insurance companies;

•         tax-exempt organizations;

•         dealers in securities or currencies;

•         traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•         banks, mutual funds and other financial institutions;

•         partnerships or other entities treated as partnerships for U.S. federal income tax purposes;

•         U.S. Holders (as defined below) whose functional currency is not the U.S. dollar;

•         U.S. expatriates;

•         S corporations and small business investment companies;

•         real estate investment trusts;

•         investors in a pass-through entity;

•         holders that hold our common shares or ADSs as part of a hedge, straddle, conversion or other integrated transaction, for U.S. federal income tax purposes;

•         holders that own, directly, indirectly or constructively, 10% or more of the total combined voting power of our stock; or

•         holders that acquired their Ambev common shares or ADSs as compensation.

This summary assumes that we are not a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  For further information, see the discussion under “—Taxation of U.S. Holders—Passive Foreign Investment Company (PFIC) Rules” below.

Further, this summary does not address the alternative minimum tax consequences of holding Ambev common shares or ADSs or the indirect consequences to holders of equity interests in entities that own such common shares or ADSs.  In addition, this summary does not address the state, local, foreign or other tax consequences, if any, of holding Ambev common shares or ADSs.

You should consult your own tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of acquiring, owning and disposing of our common shares or ADSs in your particular circumstances.

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Ambev common shares or ADSs and you are for U.S. federal income tax purposes:

•         a citizen or resident of the United States;

•         a corporation, or any other entity taxable as a corporation, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•         an estate the income of which is subject to U.S. federal income tax regardless of its source; or

•         a trust if (1) a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (2) the trust has in effect a valid election to be subject to tax as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or disposes of Ambev common shares or ADSs, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership.  A partner in a partnership holding or disposing of Ambev common shares or ADSs should consult its own tax advisor regarding the U.S. federal income tax consequences to it of holding or disposing of those securities.

A “Non-U.S. Holder” is a beneficial owner of our common shares or ADSs that is not a U.S. Holder and that is not an entity or arrangement treated as a partnership for U.S. federal income tax purposes.

For U.S. federal income tax purposes, a U.S. Holder of an ADS will generally be treated as the beneficial owner of the shares represented by the applicable ADS.  Accordingly, the conversion of ADSs to Ambev common shares or the conversion of those shares into ADSs will generally not be a taxable transaction for U.S. federal income tax purposes.

Distributions on the Ambev Common Shares or ADSs

The gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes, if any) with respect to our common shares or  ADSs (including distributions of interest on shareholders’ equity) will generally be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing (on a dollar-for-dollar basis) such U.S. Holder’s tax basis in our common shares or ADSs, as applicable.  Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held our common shares or ADSs, as applicable, for more than one year at the time of the distribution.

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates.  However, a non-corporate U.S. Holder will generally be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) our common shares or ADSs are “readily tradable on an established securities market in the United States,” (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are satisfied.  For purposes of clause (1) above, based upon United States Internal Revenue Service Notice 2003-71, the ADSs will be treated as readily tradable on an established securities market in the United States.  Consequently, dividends paid with respect to ADSs should constitute “qualified dividend income” provided that the other requirements set forth above are satisfied.  The Ambev common shares, however, may not be treated as readily tradable on an established securities market in the United States.  U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to such shares.

A U.S. Holder may be entitled, subject to a number of complex rules and limitations, to claim a United States foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on our common shares or ADSs.  U.S. Holders that do not elect to claim a foreign tax credit may instead be entitled to claim a deduction in respect of any such withholdings.  Dividends received with respect to our common shares or ADSs will generally be treated as foreign source income and will generally constitute “passive income” for U.S. foreign tax credit limitation purposes.  We urge all holders to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends paid by us generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders.

For U.S. federal income tax purposes, the amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of Ambev common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time.  A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received.  If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency.  Such foreign currency gain or loss, if any, will generally be U.S. source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Ambev Common Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in those common shares or ADSs.  If Brazilian tax is withheld on the sale or disposition, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  Any gain or loss will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of an Ambev common share or ADS, will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of an Ambev common share that is subject to Brazilian tax imposed on the gain, or in the case of a deposit of an Ambev common shares in exchange for an Ambev ADS , as the case may be, that is not registered pursuant to Resolution No. 2,689, on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Income Tax—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax, unless the U.S. Holder can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category.  Alternatively, a U.S. Holder may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.  Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of our common shares or ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.

Passive Foreign Investment Company (PFIC) Rules

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are, and we do not expect our common shares or ADSs to be considered shares of, a PFIC for U.S. federal income tax purposes.  However, we cannot assure you that we will not be considered a PFIC in the current or future years.  The determination as to whether or not we are a PFIC is a factual determination and cannot be made until the close of the applicable tax year.  If we were currently or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income.  The determination of whether our common shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.  Subject to certain exceptions, once a U.S. Holder’s Ambev common shares, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC.  In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

If we are treated as a PFIC, contrary to the discussion above, a U.S. Holder would be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Ambev common shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, the part of the distribution during a taxable year that exceeds 125% of the average annual taxable distribution the U.S. Holder received on those common shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for such common shares or ADSs).  Under those rules (a) the gain or excess distribution would be allocated ratably over the U.S. Holder’s holding period for our common shares or ADSs, (b) the amount allocated to the taxable year in which the gain or excess distribution is realized and to taxable years before the first day we became a PFIC would be taxable as ordinary income, (c) the amount allocated to each year other than the year in which the gain or excess distribution is realized (with certain exceptions) would be subject to tax at the highest U.S. federal income tax rate in effect for that year, and an additional amount equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such year.

A U.S. Holder that owns Ambev common shares or ADSs during any year we are a PFIC must file IRS Form 8621.  In general, if we are treated as a PFIC, the rules described in the second paragraph of this section can be avoided by a U.S. Holder that elects to be subject to a mark-to-market regime for stock in a PFIC.  A U.S. Holder may elect mark-to-market treatment for its common shares or ADSs, provided those common shares or ADSs constitute “marketable stock” as defined in U.S. Treasury Regulations.  A U.S. Holder that elects the mark-to-market regime would generally treat any gain recognized under mark-to-market treatment or on an actual sale as ordinary income, and would be allowed an ordinary deduction for any decrease in the value of common shares or ADSs in any taxable year and for any loss recognized on an actual sale, but only to the extent, in each case, of previously included mark-to-market income not offset by previously deducted decreases in value.  A U.S. Holder’s basis in our common shares or ADSs would increase or decrease by gain or loss taken into account under the mark-to-market regime.  A mark-to-market election is generally irrevocable.  Another election to treat us as a qualified electing fund would not be available because we do not currently plan to provide holders with information sufficient to permit any U.S. Holder to make such election.

Medicare Tax

For taxable years beginning after December 31, 2012, a U.S. Holder that is an individual, an estate or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% tax on the lesser of (1) the U.S. holder’s “net investment income” for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between US$125,000 and US$250,000 depending on the individual’s circumstances).  Net investment income generally includes dividend income and net gains from the disposition of shares, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).  A U.S. Holder that is an individual, estate or trust should consult such holder’s tax advisor regarding the applicability of the Medicare tax to such holder’s income and gains in respect of such holder’s investment in our common shares or ADSs.

Deposits and Withdrawals

Deposits or withdrawals of Ambev common shares in exchange for ADSs, as applicable, will not result in the realization of any gain or loss for U.S. federal income tax purposes.

Taxation of Non-U.S. Holders

Distributions on Ambev Common Shares or ADSs

Non-U.S. Holders generally will not be subject to U.S. federal income or withholding tax on dividends received from us with respect to our common shares or ADSs, unless such income is considered effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States).

Sale, Exchange or Other Taxable Disposition of Ambev Common Shares or ADSs

Non-U.S. Holders generally will not be subject to U.S. federal income tax on any gain realized upon the sale, exchange or other taxable disposition of our common shares or ADSs unless (1) the gain is effectively connected with the Non-U.S. Holder’s conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the income is attributable to a permanent establishment or, in the case of an individual Non-U.S. Holder, a fixed base maintained in the United States) or (2) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year of such sale, exchange or other taxable disposition and certain other conditions are met.  If the first exception applies, the Non-U.S. Holder will be subject to U.S. federal income tax on the sale, exchange or other taxable disposition as if such Non-U.S. Holder were a U.S. Holder, as described above.  If the second exception applies, then, in general, the Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% on the amount by which such Non-U.S. Holder’s U.S.-source capital gains exceed such Non-U.S. Holder’s U.S.-source capital losses.

In addition, any effectively connected dividends or gains realized by a Non-U.S. Holder that is a corporation for U.S. federal income tax purposes may also be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to the payment of dividends to U.S. Holders or the proceeds received on the sale, exchange or taxable disposition of shares or ADSs by U.S. Holders, and such amounts may be subject to U.S. backup withholding tax.  Backup withholding will not apply, however, to a U.S. Holder that (1) comes within certain enumerated categories of exempt persons and, when required, demonstrates this fact or (2) furnishes a correct taxpayer identification number and makes certain other required certifications.  Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form.  A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service.  Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding.  However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.  Amounts withheld as backup withholding may be claimed as a credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

THE PRECEDING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.  ACCORDINGLY, EACH INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF AMBEV COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

E.            Dividends and Paying Agents

Not applicable.

F.            Statement by Experts

Not applicable.

G.            Where You Can Find More Information (Documents on Display)

We are subject to the informational reporting requirements of the Exchange Act, and file with or furnish to the SEC, as applicable, the following documents that apply to foreign private issuers:

•         annual reports on Form 20-F;

•         certain other reports on Form 6-K containing the information that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

•         other information.

You may read and copy any reports or other information that we file at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C. 20549, and at the SEC’s regional offices located at 3 World Financial Center, Suite 400, New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  You may obtain information on the operation of the SEC’s public reference rooms by calling the SEC at 1-800-SEC-0330.  Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the SEC’s website on the Internet at www.sec.gov.  In addition, material filed by us may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and its officers, directors and principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

You may obtain documents from us by requesting them in writing, at the following addresses or by telephone:

Attention: Telephone numbers: Fax: Email:	Ambev S.A. Investor Relations Department (55-11) 2122-1415 (55-11) 2122-1414 (55-11) 2122-1526 ir@ambev.com.br

You may obtain additional information about us on our website at www.ambev-ir.com.  The information contained therein is not part of this annual report.

I.             Subsidiary Information

Not applicable.

ITEM 11.              QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our activities expose us to various market risks, including changes in foreign currency exchange rates and interest rates and changes in the prices of certain commodities, including malt, aluminum, sugar and corn.  Market risk is the potential loss arising from adverse changes in market rates and prices.  We enter into derivatives and other financial instruments, in order to manage and reduce the impact of fluctuations in commodity prices, in foreign currency exchange rates and in interest rates.  We have established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial activities.  Decisions regarding hedging are made according to our risk management policy, taking into consideration the amount and duration of the exposure, market volatility and economic trends.

These instruments are accounted for based on their characteristics.  See notes 3 and 27 to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

We have a policy of entering into contracts only with parties that have high credit ratings.  The counterparties to these contracts are major financial institutions, and we do not have significant exposure to any single counterparty.  We do not anticipate a credit loss from counterparty non-performance.  Our short-term investments consist mainly of fixed-term obligations and government securities.

Enterprise Risk Management (ERM)

We have implemented a management strategy to promote enterprise-wide risk management (ERM), through an integrated framework that considers the impact on our business of not only market risks but also of compliance, strategic and operational risks.  We believe that such integrated framework, which accounts for different kinds of business risks, enables us to improve management’s ability to evaluate risks associated with our business.

The risk management department is responsible for reviewing and following up with management the risk factors and related mitigating initiatives consistent with our corporate strategy.

Commodity Risk

We use a large volume of agricultural goods to produce our products, including malt and hops for our beer and sugar, guaraná, other fruits and sweeteners for our CSDs.  See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”  We purchase a significant portion of our malt and all of our hops outside of Brazil.  We purchase the remainder of our malt and our sugar, guaraná and other fruits and sweeteners locally.  Ambev also purchases substantial quantities of aluminum cans.

We produce approximately 80% of our consolidated malt needs.  The remainder and all other commodities are purchased from third parties.  We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities.  The commodity markets have experienced and will continue to experience price fluctuations.  We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices.  See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars.  In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2013, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives.  The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2013.  The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2013
Derivatives Instruments(1)	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	237.59	105.34	-	-	-	-	342.9	(49.1)
Average Price (R$/ton)	864.8	916.7	-	-	-	-	880.7	-
Wheat Derivatives:
Notional Amount	445.4	-	-	-	-	-	445.4	(42.1)
Average Price (R$/ton)	523.3	-	-	-	-	-	523.3	-
Aluminum Derivatives:
Notional Amount	708.8	166.7	-	-	-	-	875.5	(66.1)
Average Price (R$/ton)	3,933.0	4,453.7	-	-	-	-	4,032.1	-
Heating Oil Derivatives:
Notional Amount	28.2	-	-	-	-	-	28.2	1.5
Average Price (R$/gallon)	6.5	-	-	-	-	-	6.5	-
Crude Oil Derivatives:
Notional Amount	22.7	1.5	-	-	-	-	24.2	1.0
Average Price (R$/barrel)	224.5	213.6	-	-	-	-	223.8	-
Natural Gas:
Notional Amount	5.6	-	-	-	-	-	5.6	0.3
Average Price (R$/GJ)	7.5	-	-	-	-	-	7.5	-
Corn Derivatives:
Notional Amount	219.9	13.5	-	-	-	-	233.4	(57.1)
Average Price (R$/ton)	406.2	425.2	-	-	-	-	407.3	-

(1)   Negative notional amounts represent an excess of liabilities over assets at any given moment.

Interest Rate Risk

We use interest rate swap instruments to manage interest risks associated with changing rates.  The differential to be paid or received is accrued as interest rates change and is recognized in interest income or expense, respectively, over the life of the particular contracts.  We are exposed to interest rate volatility with respect to our cash and cash equivalents, current investment securities and fixed and floating rate debt.  Our U.S. dollar-denominated cash equivalents generally bear interest at a floating rate.

We are exposed to interest rate volatility with regard to existing issuances of fixed rate debt, existing issuances of floating rate debt, currency future and forward swaps agreements, cash and cash equivalents and current investment securities.  We manage our debt portfolio in response to changes in interest rates and foreign currency rates by periodically retiring, redeeming and repurchasing debt and using derivative financial instruments.

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2013.  The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2013
Debt Instrument	2014	2015	2016	2017	2018	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	153.3	102.9	69.8	16.5			342.4
UMBNDES + Average Pay Rate	1.76%	1.75%	1.74%	1.70%			1.75%
International Debt:
Other Latin America Currency Fixed Rate	-	-	46.6	-			46.6
Average Pay Rate	-	-	13.00%	-			13.00%
Other Latin America Currency Floating Rate	17.9	-	11.1	-		-	29.0%
Average Pay Rate	9.01%	-	6.54%	-		-	8.07%
US$ Fixed Rate	123.4	36.8	-	-		-	160.2
Average Pay Rate	0.69%	0.69%	-	-		-	0.69%
US$ Floating Rate	171.1	61.4	90.2	34.5	3.4	18.6	379.2
Average Pay Rate	1.82%	2.42%	1.35%	2.06%	6.00%	6.00%	2.07%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	513.0	412.7	275.7	52.7			1,254.0
TJLP + Average Pay Rate	7.16%	7.17%	7.18%	7.30%			7.17%
Reais Debt - ICMS Fixed Rate:
Notional Amount	26.9	52.4	34.1	7.3	15.0	54.6	190.2
Average Pay Rate	3.01%	3.01%	3.01%	3.01%	3.01%	63.01%	3.01%
Reais Debt - Fixed Rate:
Notional Amount	35.1	29.1	21.8	307.1	24.1	75.2	492.4
Average Pay Rate	4.50%	4.22%	3.61%	8.97%	3.93%	3.62%	7.07%
Total Debt	1,040.6	695.3	549.2	418.1	42.5	148.4	2,894.0

	Maturity Schedule of Cash Instruments as of December 31, 2013
Cash Instrument	2014	2015	2016	2017	2018	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	1,206.9	-	-	-	-	-	1,206.9
Average Interest Rate	0.22%	-	-	-	-	-	0.22%
Reais-Denominated Cash and Cash Equivalents:
Notional	7,559.1	-	-	-	-	-	7,559.1
Average Interest Rate	9.90%	-	-	-	-	-	9.90%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	1,180.6	-	-	-	-	-	1,180.6
Average Pay Rate	1.10%	-	-	-	-	-	1.10%
Other Latin American Currency investments:
Notional Amount	1,339.2	-	-	-	-	-	1,339.2
Average Interest Rate	-	-	-	-	-	-	-
Total	11,285.2	-	-	-	-	-	11,285.2

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2013
Derivatives Instrument(1)	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DDI Futures:
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-	-
BM&F DI Futures:
Notional Amount	-	(320.0)	(30.0)	-	-	-	(350.0)	(0.2)
Average Interest Rate	-	10.77%	11.62%	-	-	-	10.84%	-
US$ x R$ CCIRS(2):
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-	-
FIXED x CDIIRS(3):
Notional Amount	-	-	-	300.0	-	-	-	300.0
Average Interest Rate	-	-	-	9.67%	-	-	-	9.67%

(1)   Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)   Cross-currency interest rate swap.

(3)   Interest rate swap.

Part of the floating rate debt accrues interest at TJLP.  During the period set forth below the TJLP was:

	2013	2012	2011
4th Quarter	5.00	5.50	6.00
3rd Quarter	5.00	5.50	6.00
2nd Quarter	5.00	6.00	6.00
1st Quarter	5.00	6.00	6.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2011, until December 31, 2013, the real  depreciated by 40.7% against the U.S. dollar, and, as of December 31, 2013, the commercial market rate for purchasing U.S. dollars was R$2.343 per US$1.00.  The real depreciated against the U.S. dollar by 12.5% in 2011, 8.9% in 2012 and 14.6% in 2013.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2013, included debt of R$957.4 million.

Current Exposure

As of December 31, 2013, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2013.  The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2013
Derivatives Instruments	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DDI Futures:
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-
BM&F Dollar Futures:
Notional Amount	1,797.4	-	-	-	-	-	1,797.4	13.2
Average Interest Rate	8.97%	-	-	-	-	-	8.97%
BM&F Euro Futures:
Notional Amount	373.5	-	-	-	-	-	373.5	2.1
Average Interest Rate	8.88%	-	-	-	-	-	8.88%
US$ x R$ CCIRS:
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-
CLP x R$ SWAP:
Notional Amount	-	252.0	-	-	-	-	252.0	(26.1)
Average Unit Price	-	204.58	-	-	-	-	204.58
NDF US$ x R$:
Notional Amount	(5,519.2)	-	-	-	-	-	(5,519.2)	(423.4)
Average Unit Price	2.47	-	-	-	-	-	2.47
FDF C$ x US$:
Notional Amount	1,959.3	-	-	-	-	-	1,959.3	89.0
Average Unit Price	1.06	-	-	-	-	-	1.06
FDF C$ x EUR:
Notional Amount	97.2	-	-	-	-	-	97.2	5.7
Average Unit Price	1.38	-	-	-	-	-	1.38
NDF C$ x R$:
Notional Amount	(373.6)	-	-	-	-	-	(373.6)	(3.5)
Average Unit Price	2.4	-	-	-	-	-	2.4
NDF ARS x US$:
Notional Amount	492.8	-	-	-	-	-	492.8	82.6
Average Unit Price	7.2	-	-	-	-	-	7.2
NDF CLP x US$:
Notional Amount	159.2	-	-	-	-	-	159.2	5.6
Average Unit Price	516.36	-	-	-	-	-	516.36
NDF UYU x US$:
Notional Amount	68.8	-	-	-	-	-	68.8	0.2
Average Unit Price	22.97	-	-	-	-	-	22.97
NDF BOB x US$:
Notional Amount	112.9	-	-	-	-	-	112.9	(1.5)
Average Unit Price	7.08	-	-	-	-	-	7.08
NDF PYG x US$:
Notional Amount	113.8	-	-	-	-	-	113.8	2.9
Average Unit Price	4,570.79	-	-	-	-	-	4,570.79

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2013
Derivatives Instruments	2014	2015	2016	2017	2018	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
NDF PEN x US$:
Notional Amount	133.6	-	-	-	-	-	133.6	2.7
Average Unit Price	2.82	-	-	-	-	-	2.82
NDF EUR x R$:
Notional Amount	(175.8)	-	-	-	-	-	(175.8)	(6.9)
Average Unit Price	3.52	-	-	-	-	-	3.52

ITEM 12.              DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.            Debt Securities

Not Applicable.

B.            Warrants and Rights

Not Applicable.

C.            Other Securities

Not Applicable.

D.            American Depositary Shares

The Bank of New York Mellon, or the Depositary, is the depositary of the Ambev shares in accordance with the Deposit Agreement, dated July 9, 2013, entered into among Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs of Ambev, or the Depositary Agreement.  A copy of this Depositary Agreement is filed as an exhibit to this annual report on Form 20−F.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The Depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees.  The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.  Pursuant to the Depositary Agreement, holders of our ADSs may have to pay to The Bank of New York Mellon, either directly or indirectly, fees or charges up to the amounts set forth in the table below.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•         issuance of ADSs, including issuances resulting from a distribution of shares, rights or other property; and

•         cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.

US$0.02 (or less) per ADS	• any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders.
US$0.02 (or less) per ADSs per calendar year	• depositary services.
Registration or transfer fees	• transfer and registration of shares on Ambev’s share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary	• cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and • converting foreign currency to U.S. dollars.

Taxes and other governmental charges the Depositary or the Custodian may have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes or stamp duty (which currently are inapplicable in Brazil) or withholding taxes

• as necessary.
Any charges incurred by the Depositary or its agents for servicing the deposited securities	• as necessary.

In performing its duties under the Deposit Agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

Subject to certain terms and conditions, the Depositary has agreed to reimburse us for certain expenses it incurs that are related to establishment and maintenance expenses of the ADS program, including the standard out-of-pocket maintenance costs for the ADRs, which consist of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls.  There are limits on the amount of expenses for which the Depositary will reimburse us, but the amount of reimbursement available to us is not necessarily tied to the amount of fees the depositary collects from investors.

The Depositary has made payments to us in the amount of US$16.3 million during 2013.  These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2013, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon the Company’s evaluation, as of December 31, 2013, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

B.            Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

Internal control over financial reporting is defined in rules 13a-15(f) and 15d-15(f) under the Exchange Act as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles, and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the audited consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  The effectiveness of our internal control over financial reporting as of December 31, 2013, is based on the criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  Based on those criteria, management has concluded that as of December 31, 2013, the Company’s internal control over financial reporting is effective.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2013, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

D.            Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.           CONTROLS AND PROCEDURES

Not applicable.

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, pursuant to  Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law.  In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert.  Accordingly, our Fiscal Council is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Celso Clemente Giacometti, who has an extensive work-related finance background and who is “independent” as set forth in Rule 10A-3(c) of the Sarbanes-Oxley Act of 2002.

ITEM 16B.           CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC, and formerly called Code of Ethics) that apply to our principal executive officer, principal financial officer and principal accounting officer, among others.  Our code of business conduct is attached to this annual report as an Exhibit and was approved by our Board of Directors on August 30, 2013 (though Old Ambev had its own Board-approved code of business conduct since 2003).  If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2013, 2012 and 2011.  The table below sets forth the total amount billed to the Company or Old Ambev by PricewaterhouseCoopers Auditores Independentes, for services performed in 2013 and 2012, and breaks down these amounts by category of service:

	Year Ended December 31,
	2013	2012
	(in R$ thousand)
Audit fees	13,497.0	6,783.7
Audit-related fees	-	-
Tax fees	391.8	829.0
All other fees	49.4	790.0
Total	13,938.2	8,402.7

Audit Fees

Audit fees are fees billed for the audit of our audited consolidated financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements (including audit of our subsidiaries for consolidated purpose).

Audit-Related Fees

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in 2013 and 2012 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2013, 2012 and 2011, have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of PricewaterhouseCoopers Auditores Independentes are located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil.  They are members of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and their registration number is  2SP0001/O-5.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Fiscal Council, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c).  The Fiscal Council adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list”, which is in turn approved by the Board of Directors.  Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002.  The Board of Directors and the Fiscal Council periodically receive from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized.  Any services which are not included in such require a prior favorable opinion of our Fiscal Council.  Our policy also contains a list of services which cannot be rendered by our external auditors.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Fiscal Council is a permanent body which operates independently from our management and from our registered independent public accounting firm.  Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders.  We are relying on the exemption provided for in Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3.  In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert.  Accordingly, our Fiscal Council has designated one financial expert, namely Mr. Celso Clemente Giacometti.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program”, we have purchased a number of our shares during the period covered by this annual report.

Ambev S.A. Share Repurchases

Set forth below, in tabular format, is some disclosure on the repurchases of Ambev S.A. shares for the periods indicated.  No repurchase programs were publicly announced during these periods.  Shares not purchased under publicly announced programs include those purchased from employees when no publicly announced program was in place and those bought from employees who were dismissed, in both cases, pursuant to the terms and conditions of our stock ownership plan.

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
December-2013	570,857	16.69	Not Specified	Not Specified
November-2013	32,545	17.15	Not Specified	Not Specified
October-2013	1,154,550	17.16	Not Specified	Not Specified

(1)   May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Old Ambev Share Repurchases

Set forth below, in tabular format, is some disclosure on the repurchases of common and preferred shares of Old Ambev for the periods indicated.  No repurchase programs were publicly announced during these periods.  Shares not purchased under publicly announced programs include those purchased from employees when no publicly announced program was in place and those bought from employees who were dismissed, in both cases, pursuant to the terms and conditions of Old Ambev’s stock ownership plan.

Preferred Shares

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under the Plans or Programs
July-2013	68,054	81.74	Not Specified	Not Specified
June-2013	4,600	79.07	Not Specified	Not Specified
May-2013	144,606	85.41	Not Specified	Not Specified
April-2013	1,280	84.77	Not Specified	Not Specified
March-2013	18,078	83.69	Not Specified	Not Specified
January-2013	95,709	91.69	Not Specified	Not Specified
December-2012	122,586	85.96	Not Specified	Not Specified
November-2012	5,034	83.23	Not Specified	Not Specified
October-2012	4,310	79.50	Not Specified	Not Specified
September-2012	73,830	78.27	Not Specified	Not Specified
August-2012	82,410	37.92	Not Specified	Not Specified
July-2012	5,544	11.20	Not Specified	Not Specified
June-2012	328,111	76.69	Not Specified	Not Specified
May-2012	5,185	79.98	Not Specified	Not Specified
April-2012	22,404	76.91	Not Specified	Not Specified

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under the Plans or Programs
March-2012	7,386	74.78	Not Specified	Not Specified
February-2012	7,135	64.00	Not Specified	Not Specified
January-2012	62,893	67.60	Not Specified	Not Specified
December-2011	134,415	60.46	Not Specified	Not Specified
November-2011	-	-	Not Specified	Not Specified
October-2011	62,690	58.00	Not Specified	Not Specified
September-2011	178,794	42.01	Not Specified	Not Specified
August-2011	5,400	49.30	Not Specified	Not Specified
July-2011	390,970	51.22	Not Specified	Not Specified
June-2011	192,228	49.59	Not Specified	Not Specified
May-2011	4,401	50.81	Not Specified	Not Specified
April-2011	136,841	45.77	Not Specified	Not Specified
March-2011	-	-	Not Specified	Not Specified
February-2011	116,265	26.80	Not Specified	Not Specified
January-2011	31,290	9.71	Not Specified	Not Specified

(1)   May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Common Shares

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (1)	Maximum Number of Shares that May Be Purchased Under the Plans or Programs
May-2013	6,410	83.77	Not Specified	Not Specified
December-2012	-	-	Not Specified	Not Specified
November-2012	975	68.71	Not Specified	Not Specified
October-2012	-	-	Not Specified	Not Specified
September-2012	-	-	Not Specified	Not Specified
August-2012	-	-	Not Specified	Not Specified
July-2012	1,104	14.06	Not Specified	Not Specified
June-2012	980	61.96	Not Specified	Not Specified
May-2012	-	-	Not Specified	Not Specified
April-2012	1,865	39.33	Not Specified	Not Specified
March-2012	-	-	Not Specified	Not Specified
February-2012	-	-	Not Specified	Not Specified
January-2012	6,255	12.14	Not Specified	Not Specified
December-2011	-	-	Not Specified	Not Specified
November-2011	-	-	Not Specified	Not Specified
October-2011	-	-	Not Specified	Not Specified
September-2011	11,685	30.94	Not Specified	Not Specified
August-2011	-	-	Not Specified	Not Specified
July-2011	82,385	42.76	Not Specified	Not Specified
June-2011	7,000	42.68	Not Specified	Not Specified
May-2011	-	-	Not Specified	Not Specified
April-2011	1,865	39.33	Not Specified	Not Specified
March-2011	-	-	Not Specified	Not Specified
February-2011	-	-	Not Specified	Not Specified
January-2011	6,255	12.14	Not Specified	Not Specified

(1)   May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.          CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between the United States and Brazilian Corporate Governance Practices.”

ITEM 16H.          MINE SAFETY DISCLOSURE

Not Applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.              FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

ITEM 19.              EXHIBITS

1.1	Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on January 2, 2014).
2.1

Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013).

2.2

Indenture, dated July 24, 2007, between AmBev International Finance Co. Ltd., Deutsche Bank Trust Company Americas, as Trustee, and Deutsche Bank Luxembourg S.A., as Luxembourg Paying and Transfer Agent (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on September 19, 2008).

2.3	Form of Note (contained in Exhibit 2.2).
2.4

Guaranty, dated July 24, 2007, between Companhia de Bebidas das Américas – Ambev, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 to Form F-4 filed by the Company on July 8, 2013).

2.5

First Amendment to Guaranty, dated as of January 2, 2014, between Ambev, as successor company by merger of Companhia de Bebidas das Américas – Ambev, and Deutsche Bank Trust Company Americas, as trustee.

3.1

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as from the approval of the Stock Swap Merger until July 1, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A., Ambev S.A. and Anheuser-Busch InBev N.V./S.A. (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Ambev on July 8, 2008).

3.2

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, to be effective starting on July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on July 8, 2013).

3.3

First Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev, dated as of March 3, 2004, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Braco S.A., Empresa de Administração e Participações S.A., Companhia de Bebidas das Américas - Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, and Carlos Alberto da Veiga Sicupira (English-language translation) (incorporated by reference to Exhibit 9.3 to Form F-4 filed by Ambev on July 8, 2013).

3.4

Instrument of Accession to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev entered into on July 28, 2005 by Interbrew International B.V. and AmBrew S.A. (incorporated by reference to Exhibit 9.4 to Form F-4 filed by Ambev on July 8, 2013).

3.5

Shareholders’ Voting Rights Agreement of S-Braco Participações S.A., or S-Braco, dated as of August 30, 2002, among Santa Judith Participações S.A., Santa Irene Participações S.A., Santa Estela Participações S.A. and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco S.A., Empresa de Administração e Participações S.A. and Companhia de Bebidas das Américas - Ambev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit 9.5 to Form F-4 filed by Ambev on July 8, 2013).

3.6

Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement), dated September 9, 2009, among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting Ambev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA. (incorporated by reference to Exhibit 9.6 to Form F-4 filed by Ambev on July 8, 2013).

3.7

Voting Agreement, dated October 17, 2008, between Stichting Anheuser-Busch InBev, Fonds Ambev Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL (incorporated by reference to Exhibit 9.7 to Form F-4 filed by Ambev on July 8, 2013).

4.2

Protocol of Merger and Instrument of Justification (Protocolo e Justificação de Incorporação de Ações), dated May 10, 2013, between Companhia de Bebidas das Américas - Ambev and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 2.1 to Form F-4 filed by Ambev on July 8, 2013).

8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 (English-language version).
11.2.

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev (English-language version) (incorporated by reference to Exhibit 14.1 to Form F-4 filed by Ambev on June 8, 2013).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant, Ambev S.A., certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on Form 20-F on its behalf.

AMBEV S.A.

By:         /s/ João Mauricio Giffoni de Castro Neves
Name:    João Mauricio Giffoni de Castro Neves
Title:       Chief Executive Officer

By:         /s/ Nelson José Jamel
Name:    Nelson José Jamel
Title:       Chief Financial Officer

Date: March 24, 2014

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

AmBev S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statements of comprehensive income, statements of changes in equity (net investments) and cash flow statements present fairly, in all material respects, the financial position of AmBev S.A. and its subsidiaries (“Company”) at December 31, 2013 and 2012 and the results of their operations and their cash flows for each of the three years ended December 31, 2013 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual report on Internal Control over Financial Reporting included in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo - Brazil

March 21, 2014

\s\

PricewaterhouseCoopers

Auditores Independentes

AMBEV S.A. FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2013, 2012  and 2011

(Expressed in millions of Brazilian Reais)

			Restated (i)
	Note	2013	2012	2011

Net sales	6	34,791.4	32,231.0	27,126.7
Cost of sales		(11,397.8)	(10,459.8)	(8,998.5)
Gross profit		23,393.6	21,771.2	18,128.2

Sales and marketing expenses		(8,025.8)	(7,350.9)	(6,254.1)
Administrative expenses		(1,736.4)	(1,603.5)	(1,237.3)
Other operating income/(expenses)	7	1,761.5	863.4	783.2
Income from operations before special items		15,392.9	13,680.2	11,420.0

Restructuring	8	(29.2)	(31.3)	(12.5)
Acquisition of subsidiary	8	-	(15.8)	-
Proceeds from sale of fixed assets	8	-	(3.3)	35.6
Income from operations		15,363.7	13,629.8	11,443.1

Finance cost	11	(2,495.9)	(1,556.4)	(1,480.5)
Finance income	11	932.5	666.8	958.8
Net finance cost		(1,563.4)	(889.6)	(521.7)

Share of results of associates		11.4	0.5	0.5
Income before income tax		13,811.7	12,740.7	10,921.9

Income tax expense	12	(2,457.6)	(2,320.1)	(2,443.1)
Net income		11,354.1	10,420.6	8,478.8

Attributable to:
Equity holders of Ambev		9,535.0	6,327.3	5,146.4
Non-controlling interests		1,819.1	4,093.3	3,332.4

Basic earnings per share – common (ii)		0.75	0.65	0.53
Diluted earnings per share– common (ii)		0.74	0.64	0.52

(i) Adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

(ii) The information related to the earnings per share calculation of 2012 and 2011 were restated to reflect the effect of capital contributions, as described in Note 1 (c).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2013, 2012  and 2011

(Expressed in millions of Brazilian Reais)

		Restated
	2013	2012	2011

Net income	11,354.1	10,420.6	8,478.8

Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	201.0	(110.0)	(503.7)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/ (losses))	359.6	1,242.4	762.7
Cash flow hedges - gains / (losses)
Recognized in Equity (cash flow hedge)	280.9	488.8	185.6
Removed from Equity and included in profit or loss	(220.5)	(329.4)	(188.1)
Deferred income tax variance in Equity	4.0	(118.9)	(82.4)
Total cash flow hedges	64.4	40.5	(84.9)
Net income (loss) recognized directly in Equity	625.0	1,172.9	174.1

Total comprehensive income with effects of adoption of the accounting practice of the previous cost	11,979.1	11,593.5	8,652.9

Reversal of effects of adoption of the accounting practice of the previous cost	-	(858.6)	383.4

Total comprehensive income	11,979.1	10,734.9	9,036.3

Attributable to:
Equity holders of Ambev	10,025.3	6,641.6	5,703.9
Non-controlling interests	1,953.8	4,093.3	3,332.4

(i) Adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

(ii) The information for the year ended December 31, 2012 and 2011 does not reflect actual movements under Brazilian Corporate Law.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2013, 2012 and January 1st, 2012

(Expressed in millions of Brazilian Reais)

Assets	Note	2013	2012	01/01/2012 (i)

Non-current assets
Property, plant and equipment	13	13,937.8	12,351.3	10,375.5
Goodwill	14	27,021.1	26,645.2	23,814.2
Intangible assets	15	3,213.6	2,936.1	1,912.8
Investments in associates		26.5	24.0	21.7
Investment securities	16	63.8	249.4	242.1
Deferred tax assets	17	1,646.5	1,428.2	1,447.1
Employee benefits	23	23.5	25.5	18.5
Taxes receivable		11.1	12.3	16.3
Trade and other receivables	19	2,260.2	1,855.0	1,232.0
		48,204.1	45,527.0	39,080.2

Current assets
Investment securities	16	288.6	476.6	193.4
Inventories	18	2,795.5	2,466.3	2,238.5
Taxes receivable		656.4	116.6	293.9
Trade and other receivables	19	5,443.7	4,268.0	3,875.3
Cash and cash equivalents	20	11,285.8	8,974.3	8,145.7
Assets held for sale		-	4.1	0.4
		20,470.0	16,305.9	14,747.2

Total assets		68,674.1	61,832.9	53,827.4

(i) Presented as per IAS 1 Presentation of Financial Statements requirement, since the Company is applying retrospectively  revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets (continued)

As at December 31, 2013 2012 and January 1st, 2012

(Expressed in millions of Brazilian Reais)

Equity and Liabilities	Note	2013	2012	01/01/2012 (i)

Equity	21
Issued capital		57,000.8	-	-
Reserves		61,220.3	-	-
Carrying value adjustments		(75,382.3)	25,206.7	23,088.1
Equity attributable to equity holders of Ambev		42,838.8	25,206.7	23,088.1
Non-controlling interests		1,158.6	12,062.4	10,037.2

Total Equity		43,997.4	37,269.1	33,125.3

Non-current liabilities
Interest-bearing loans and borrowings	22	1,853.5	2,306.0	1,890.2
Employee benefits	23	1,558.3	1,780.9	1,602.9
Deferred tax liabilities	17	2,095.7	1,367.7	1,112.0
Trade and other payables	25	1,556.9	3,064.0	1,196.6
Provisions	26	431.70	518.10	478.40
		7,496.1	9,036.7	6,280.1

Current liabilities
Bank overdrafts	20	-	0.10	12.30
Interest-bearing loans and borrowings	22	1,040.6	837.8	2,212.1
Income tax and social contribution payable		887.5	972.4	793.9
Trade and other payables	25	15,107.5	13,579.3	11,302.1
Provisions	26	145.0	137.5	101.6
		17,180.6	15,527.1	14,422.0

Total liabilities		24,676.7	24,563.8	20,702.1

Total equity and liabilities		68,674.1	61,832.9	53,827.4

(i) Presented as per IAS 1 Presentation of Financial Statements requirement, since the Company is applying retrospectively  revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity/Statements of Changes in Net Investment

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2013	249.1	-	51.7	-	24,905.9	25,206.7	12,062.4	37,269.1

Net income	-	-	-	7,322.8	2,212.1	9,534.9	1,819.1	11,354.0
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	225.5	225.5	134.0	359.5
Cash flow hedges - gains / (losses)	-	-	-	-	62.5	62.5	1.9	64.4
Remeasurements of postemployment benefits	-	-	-	-	202.1	202.1	(1.0)	201.1
Total Comprehensive income	-	-	-	7,322.8	2,702.2	10,025.0	1,954.0	11,979.0
Capital increase	8,224.3	6,775.1	1,431.9	-	(16,413.8)	17.5	-	17.5
Stock swap merger – capital increase	48,527.4	48,527.4	-	-	-	97,054.8	(97,054.8)	-
Stock swap merger – Carrying value adjustments	-	-	-	-	(85,242.6)	(85,242.6)	85,242.6	-
Expenses on issue of shares	-	(26.9)	-	-	-	(26.9)	-	(26.9)
Put option to acquire interest in a subsidiary	-	-	-	-	(54.1)	(54.1)	-	(54.1)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(28.2)	(28.2)	(176.1)	(204.3)
Dividends distributed	-	-	(13.1)	(2,036.0)	-	(2,049.1)	(73.2)	(2,122.3)
Dividends accrued to distribute	-	-	-	(915.1)	-	(915.1)	-	(915.1)
Acquiree shares and result on treasury shares	-	(28.8)	-	-	-	(28.8)	-	(28.8)
Share-based payment	-	115.7	-	-	-	115.7	-	115.7
Prescribed dividends	-	-	-	15.6	-	15.6	-	15.6
Transactions among shareholders, including accrued dividends	-	-	-	-	(1,251.7)	(1,251.7)	(796.3)	(2,048.0)
Reserves destination:
Fiscal incentive reserve	-	-	418.0	(418.0)	-	-	-	-
Investments reserve	-	-	906.0	(906.0)	-	-	-	-
Additional dividends	-	-	3,063.3	(3,063.3)	-	-	-	-
At December 31, 2013	57,000.8	55,362.5	5,857.8	-	(75,382.3)	42,838.8	1,158.6	43,997.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity/Statements of Changes in Net Investment (continued)

(Expressed in millions of Brazilian Reais)

	Total Majority Owner’s Net	Non-controlling interest	Total Net Investment

Balance as at January 1st, 2012	23,089.6	10,035.7	33,125.3
Net income (restated)	6,327.3	4,093.3	10,420.6
Distribution to owners	(4,069.5)	(2,527.3)	(6,596.8)
Other comprehensive income (restated) (i)	877.2	1,101.6	1,978.8
Others	(1,026.0)	(632.9)	(1,658.9)
Balance as at December 31, 2012	25,198.6	12,070.4	37,269.0

	Total Majority Owner’s Net	Non-controlling interest	Total Net Investment

Balance as at January 1st, 2011	21,811.1	9,501.0	31,312.1
Net income (restated)	5,146.4	3,332.4	8,478.8
Distribution to owners	(4,504.6)	(2,843.9)	(7,348.5)
Other comprehensive income (restated) (i)	442.8	(63.0)	379.8
Others	193.9	109.2	303.1
Balance as at December 31, 2011	23,089.6	10,035.7	33,125.3

(i) The above presentation of " Other comprehensive income" does not reflect actual movements under Brazilian Corporate Law.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2013, 2012  and  2011

 (Expressed in millions of Brazilian Reais)

				Restated (i)
	Note	2013	2012	2011

Net income		11,354.1	10,420.6	8,478.8
Depreciation, amortization and impairment		2,092.1	1,939.9	1,662.1
Impairment losses on receivables and inventories		117.1	127.0	72.8
Additions in provisions and employee benefits		203.3	173.2	97.1
Net finance cost	16	1,563.4	889.6	521.7
Loss/(gain) on sale of property, plant and equipment and intangible assets		(24.3)	(36.8)	(23.8)
Loss/(gain) on assets held for sale		-	3.7	(36.4)
Equity-settled share-based payment expense	18	182.2	144.6	122.3
Income tax expense	17	2,457.6	2,320.1	2,443.1
Share of result of associates		(11.4)	(0.5)	(0.5)
Other non-cash items included in the profit		(228.1)	(223.0)	(148.8)
Cash flow from operating activities before changes in working capital and use of provisions		17,706.0	15,758.4	13,188.4

Increase in trade and other receivables		(1,173.9)	(343.2)	(421.9)
Increase in inventories		(422.7)	(196.2)	(289.8)
Increase in trade and other payables		1,267.7	560.2	1,250.6
Cash generated from operations		17,377.1	15,779.2	13,727.3

Interest paid		(431.5)	(486.4)	(597.0)
Interest received		605.4	450.4	708.4
Dividends received		136.1	123.8	43.1
Income tax paid		(2,441.2)	(1,603.8)	(1,213.6)
Cash flow from operating activities		15,245.9	14,263.2	12,668.2

Proceeds from sale of property, plant and equipment and intangible assets		112.0	122.8	71.6
Acquisition of property, plant and equipment and intangible assets	7	(3,800.8)	(3,014.0)	(3,200.2)
Acquisition of subsidiaries, net of cash acquired	5	(254.9)	(2,537.0)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		141.7	(272.4)	870.2
Net proceeds/(acquisition) of other assets		-	(16.6)	55.0
Repayments of loans granted		-	-	2,016.5
Cash flow from investing activities		(3,802.0)	(5,717.2)	(186.9)

Capital increase	11	17.4	-	-
Capital increase of non-controlling interests		172.4	210.1	210.7
Proceeds from borrowings		327.4	1,470.2	1,555.6
Proceeds/repurchase of treasury shares	11	(28.8)	-	-
Proceeds/repurchase of treasury shares in subsidiaries	11	(8.9)	(30.4)	(31.1)
Repayment of borrowings		(992.3)	(3,198.5)	(6,223.0)
Cash net of finance costs other than interests		(1,661.5)	(645.5)	(681.7)
Payment of finance lease liabilities		(1.5)	(8.1)	(7.1)
Dividends paid		(7,209.4)	(5,607.7)	(5,491.1)
Cash flow from financing activities		(9,385.2)	(7,809.9)	(10,667.7)

Net increase/(decrease) in cash and cash equivalents		2,058.7	736.1	1,813.6
Cash and cash equivalents less bank overdrafts at beginning of year (ii)		8,974.1	8,135.0	5,915.6
Effect of exchange rate fluctuations		253.0	103.1	404.2
Cash and cash equivalents less bank overdrafts at end of year (ii)	20	11,285.8	8,974.2	8,133.4

(i) Adjusted to reflect the effects of retrospective application on the revised IAS 19 Employee Benefits (see Note 3 Summary of significant accounting policies).

(ii) Bank overdrafts are not included in cash and cash equivalents.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting policies
4	Use of estimates and judgments
5	Segment reporting
6	Net sales
7	Other operating income/(expenses)
8	Special items
9	Payroll and related benefits
10	Additional information on operating expenses by nature
11	Finance cost and income
12	Income tax and social contribution
13	Property, plant and equipment
14	Goodwill
15	Intangible assets
16	Investment securities
17	Deferred income tax and social contribution
18	Inventories
19	Trade and other receivables
20	Cash and cash equivalents
21	Changes in equity
22	Interest-bearing loans and borrowings
23	Employee benefits
24	Share-based payments
25	Trade and other payables
26	Provisions
27	Financial instruments and risks
28	Operating leases
29	Collateral and contractual commitments with suppliers, advances from customers and other
30	Contingencies
31	Related parties
32	Group companies
33	Insurance
34	Events after the balance sheet date

1. CORPORATE INFORMATION

(a)     Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The direct and ultimate parent company of the Company are InterBrew International B.V. (“IIBV”) and Anheuser-Busch InBev S.A./N.V. (“ABI”), respectively.

The financial statements were approved by the Board of Directors on March 21, 2014.

(b)   Ambev S.A. corporate restructuring

On December 7, 2012, Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas” or “Old Ambev”), announced  its intention to execute a corporate restructuring aiming to convert Old Ambev’s dual-class capital structure comprised of voting common and non-voting preferred shares into a new single–class capital structure comprised exclusively of voting common shares (the “Stock Swap Merger”).

The proposed corporate restructuring objectives included simplifying Old Ambev corporate structure and improving its governance, increasing liquidity to the benefit of all shareholders, eliminating operational and administrative costs, and increasing flexibility to manage its capital structure.

On June 17, 2013, as a preliminary step to the corporate restructuring, the parent company ABI contributed, through its subsidiaries IIBV and AmBrew S.A. (“AmBrew”), all shares of Old Ambev to Ambev S.A. (“Contribution of Shares”).

On July 30, 2013, an Extraordinary General Meeting (“EGM”) approved the Stock Swap Merger, through which each Old Ambev common and preferred share, not owned by Ambev S.A., was exchanged for five new Ambev S.A. common shares.

For purposes of comparison to periods prior to the June 17, 2013 Contribution of Shares, these financial statements present the financial positions, results of operations and cash flows of Ambev S.A. and the Old Ambev equity interests held by ABI and subsidiaries (that were transferred to Ambev S.A. pursuant to the Contribution of Shares), reflecting the purchase accounting adjustments recognized by ABI and a non-controlling interest (minorities), for all periods prior to June 17, 2013 (Note 1(c) -  preparation after the Contribution of Shares and a summary and description of the adjustments that were made to the Ambev S.A. financial statements).

The organizational chart below illustrates the corporate structure modifications.

Contribution of Shares

Stock Swap Merger

The accounting entries booked in Ambev S.A. pursuant to the Contribution of Shares and the Stock Swap Merger are demonstrated in the Statements of Changes in Equity for the year ended December 31, 2013, in the “Shares issued” and “Stock swap merger” lines, and counterpart in “Investments”.

(c)    Basis of presentation of Ambev S.A. financial statements before the Contribution of Shares on June 17, 2013 – Predecessor basis of accounting

Business combinations between entities under common control are not addressed by International Financial Reporting Standards (“IFRS”). Therefore, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, paragraph 11, Management has considered the requirements and guidance of standards and interpretations for similar analogous situations.

IFRS 3 – Business Combinations is the standard applicable to business combinations; however it explicitly excludes business combinations between entities under common control from its scope, and therefore cannot be applied.

IAS 8, paragraphs 10 and 11, in the absence of guidance on the Conceptual Framework for Financial Reporting, indicates that Management may consider recent technical positions assumed by other accounting standard-setting bodies that use a similar conceptual framework to the International Accounting Standards Board (“IASB”) to develop accounting pronouncements, or other accounting literature and generally accepted accounting practices, to the extent these do not conflict with the sources described in IAS 8, paragraph 11.

The “predecessor basis of accounting” is an accounting alternative applied by generally accepted accounting practices in other countries including the United States and United Kingdom (“USGAAP” and “UKGAAP”), which allow the use predecessor basis of accounting in corporate restructurings and in other transactions between entities under common control.

Since ABI, the ultimate company of both Ambev S.A. and Old Ambev, held an interest in Old Ambev before and after the Contribution of Shares, Management elected the predecessor basis of accounting as the best accounting practice to represent the transaction.

The adoption of the predecessor basis of accounting, on a retrospective basis represents a change of accounting practice in accordance with IAS 8, paragraph 29. Therefore, its effects are being presented for all comparative periods presented.

The presentation of the accounting effects from the adoption of the Contribution of Shares in the periods prior to June 17, 2013 does not modify the corporate events through June 17, 2013. The accounting information up to this date is intended to provide financial statements users comparative information with historical accounting information as from June 17, 2013.

The accompanying Ambev S.A. financial statements have been prepared to reflect:

•         the historical results of operations and financial position of Old Ambev (consolidated) and Ambev S.A. on a consolidated basis, adjusted to eliminate intercompany balances, transactions and unrealized gains and losses;

•         the effects of the initial acquisition of Old Ambev by ABI, which represent the ABI’s accounting basis for its investment in Old Ambev; and

•         a non-controlling interest for the equity interest in Old Ambev not owned by ABI, which has been determined based on its proportionate share of identifiable net investment and net income.

The Contribution of Shares was a combination of entities under common control, and it is being recognized in a consistent basis with the amounts recognized by the ultimate parent company or the highest level of common control where consolidated financial statements are prepared (ABI accounting basis). As such, the accompanying Ambev S.A. financial statements include certain purchase accounting adjustments to reflect certain business combination adjustments recognized by ABI, the ultimate parent company, upon its business acquisition of Old Ambev in 2004 and subsequent additional investments.

Following these transactions, the accounting entries upon the adoption of the predecessor basis of accounting were as below:

	2012	2011

Ambev's equity	28,863.7	25,761.1
Contribution Shares	61.88%	61.88%
Investment in subsidiary amount	17,861.4	15,941.4

Inicial investment in subsidiary at acquisition cost	(249.7)	(249.7)
Derecognition of adjustment to market value of the initial share, net of income tax	(676.5)	(496.8)

Recognition of investment in subsidiary	16,935.2	15,194.9

Recognized goodwill amount in ABI's consolidated financial statements	6,674.5	6,360.2
Adjust as fair value of fixed assets recorded in the financial statements of the ABI, net of income tax	619.6	732.8

Adjust ABI's base accounting	7,294.1	7,093.0

Adjustment for adoption of the accounting practice of the previous cost	24,229.3	22,287.9

Assigned in the Statement of Shareholders' Equity:
Available for sale securities adjustment	(676.5)	(496.8)
Reflection effects of other comprehensive income	(2,941.1)	-
Accounting adjustments for transactions between shareholders	27,846.9	22,784.7

The counterpart of the effects of the predecessor basis of accounting was recognized in Comprehensive Income. The effects of the corporate events were recognized in Capital and Reserves, with counterparts in Comprehensive Income, at the date of the Contribution of Shares.

The other reserves were also adjusted to reflect the corporate events which approved the Contribution of Shares. Thus, as from June 17, 2013, there is no difference between historical accounting information and predecessor accounting information.

The impact of the adjustments above in Ambev S.A.’s consolidated income statements are as follows:

	2013	2012	2011
Ambev's net income	10,338.0	10,385.6	8,535.5
Shareholding after the Contribution of Shares (i)	100.00%	61.88%	61.88%
Recognition of investment in subsidiary	10,338.0	6,426.8	5,281.8

Share of results of associates after the contribution	(8,080.7)	-	-

Increase in depreciation and amortization	(68.5)	(171.3)	(207.5)
Deferred income taxes on the above adjustments	23.3	58.2	70.5
Adjust ABI's base accounting	(45.2)	(113.1)	(137.0)

Predecessor basis of accounting adjustment	2,212.1	6,313.7	5,144.8

(i) The adjustment relates to the recognition of 61.88% of Old Ambev results from the year ended December 31, 2012 until the Contribution of Shares date in 2013, as mentioned on Note 1(c).

(d)   Stock Swap Merger accounting treatment:

The EGM held on July 30, 2013, approved the Protocol and Justification of the Stock Swap Merger, approving the merger of all shares of Old Ambev by Ambev S.A., excluding those owned by the merging company, under the Protocol and Justification, calculated pursuant to their stock exchange trading price on April 26, 2013.

The stock swap merger generated two entries within shareholders' equity. Firstly, the Old Ambev non-controlling interests became shareholders of AmBev S.A. on April 26, 2013, increasing capital and capital reserves in the same amount of R$48,527.4.  Secondly, a debit was recorded in the Carrying value adjustments reserve in the amount of R$85,242.6. The net impact of these two adjustments was the elimination of the remaining non-controlling interest relating to Old Ambev of R$11,812.2.

(e)    Major corporate events in 2013:

In continuity to the corporate restructuring mentioned on item (b) above, on May 10, 2013 the Fiscal Council approved the proposal of the Board of Directors and recommended that the corporate restructuring proposal be submitted for approval at the EGM.

On June 17, 2013, as a preliminary step to the corporate restructuring, the Contribution of Shares took place.

The EGM held on July 30, 2013, approved the following items with regards to the Stock Swap Merger:

(i) the Protocol and Justification, dated May 10, 2013, in connection with the Stock Swap Merger;

(ii) the Stock Swap Merger, in accordance with the Protocol and Justification, based on the economic value of the Old Ambev’ shares, calculated pursuant to their stock exchange trading price on April 26, 2013, it being noted that, as a result of the Stock Swap Merger, the Old Ambev’ shareholders received five Ambev S.A. Common shares for each Old Ambev Common or Preferred share exchanged, and holders of ADSs representing Common or Preferred shares of Old Ambev, received five Ambev S.A. ADSs for each Old Ambev ADS exchanged; and

(iii) the authorization for the subscription, by Management, of the shares to be issued by Ambev S.A. as a result of the Stock Swap Merger, as well as the execution of all other requirements necessary to implement the Stock Swap Merger.

On December 3, 2013, Ambev S.A., together with Old Ambev, and in addition to the information disclosed in the material fact on December 7, 2012, announced to the market the proposal, to be submitted to their respective shareholders, of merger, by Ambev S.A., of (i) Old Ambev (“Merger I”); and (ii) Ambev Brasil Bebidas S.A. (“Merger II” and, together with Merger I, “Mergers”, respectively).

The Mergers objective simplifying the corporate structure of the group, and reducing operational costs, thus providing benefits to the Company’s shareholders.

Ambev S.A. will continue to produce and sell beer, draft beer, concentrates, soft drinks, and other beverages, passing, however, after the Mergers, doing so also directly and not only through its subsidiaries. AmBev S.A.’s registration of public company in the Securities Exchange Commission (“SEC”) will be maintained.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were effective as of December 31, 2013.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies applied in the preparation of these financial statement are described below. These policies have been consistently applied in all the periods reported.

(a)   Basis of preparation and measurement

The financial statements are presented in million of Brazilian Reais (R$), rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost approach is applied.

(b)   Summary of changes in accounting policies

IFRSs with effective application for annual periods beginning on January 1, 2013:

IAS 1 Presentation of Financial Statements:

Provides for the grouping of the items presented in Carrying value adjustments on the basis of whether they are potentially reclassifiable to profit or loss subsequently.

IFRS 7 Financial Instruments: Disclosures:

Includes new disclosure requirements regarding offsetting of assets and liabilities.

IFRS 10 Consolidated Financial Statements:

Provides a single consolidation model that identifies control as the basis for consolidation for all types of entities.

IFRS 11 Joint Arrangements:

Replaces the current proportionate consolidation method by the equity method on joint ventures.

In joint operations, the assets, liabilities, revenues and expenses related to the Company’s interests in joint operations are individually accounted for the financial statements.

IFRS 12 Disclosure of Interests in Other Entities:

Combines, enhances and replaces the disclosure requirements for subsidiaries, joint arrangements, associates and unconsolidated structured entities.

IFRS 13 Fair Value Measurement:

Does not establish new requirements for when fair value is required but provides a single source of guidance on how fair value is measured.

IAS 19 Employee Benefits (Revised 2011):

The amendments, due to the revision, that caused the most significant impacts in the Company’s financial statements include:

  The profitability of plan assets is no longer calculated through the concept of expected returns on assets. Replace interest cost and expected return on plan asset with a net interest amount that is calculated using the discount rate used to the net defined benefit liability (asset).

  Unvested past service costs is no longer deferred and recognized over the future vesting period. Instead, all past service costs are recognized when the Company recognizes related restructuring or termination costs.

IAS 19 (Revised 2011) is effective for annual periods beginning on January 1, 2013 and requires retrospective application. Accordingly, the amounts presented in the consolidated financial statements for the year ended December 31, 2012 are restated below in accordance with IAS 19 (Revised 2011), for comparison purposes.

Similar to the 2012 version of IAS 19, IAS 19 (Revised 2011) does not specify where in profit of loss an entity should present the net interest on net defined benefit liabilities. As a consequence, the Company has determined that the net interest component would be presented as part of the Company’s net finance cost. This change in presentation is consistent with IAS 1, which permits entities to provide disaggregated information in the performance statements.

Had IAS 19 (Revised 2011) been adopted in 2012, the adjusted total pre-tax pension expense is R$139.5 (R$117.9 in 2011) higher than previously reported. The impact is mainly caused by the change in the calculation of returns on assets afore mentioned. Accordingly, if the Company had presented net interest on net defined benefit liabilities separately of its net finance cost, income from operations before special items would be lesser by R$57.5 (R$56.9 in 2011), and net finance costs would be higher by R$82.0 (R$60.5 in 2011).

The adjusted figures upon implementation of IAS 19 (Revised 2011) and the previously reported figures are demonstrated below:

Consolidated Income Statements
For the year ended December 31, 2012  and 2011
(Expressed in millions of Brazilian Reais)

		2012		2011
	Restated	Reported	Restated	Reported

Net sales	32,231.0	32,231.0	27,126.7	27,126.7
Cost of sales	(10,459.8)	(10,461.6)	(8,998.5)	(8,999.6)
Gross profit	21,771.2	21,769.4	18,128.2	18,127.1

Sales and marketing expenses	(7,350.9)	(7,346.4)	(6,254.1)	(6,250.6)
Administrative expenses	(1,603.5)	(1,548.9)	(1,237.3)	(1,182.8)
Other operating income/(expenses)	863.4	863.4	783.2	783.2
Income from operations before special items	13,680.2	13,737.5	11,420.0	11,476.9

Restructuring	(31.3)	(31.3)	(12.5)	(12.5)
Acquisition of subsidiary	(15.8)	(15.8)	-	-
Proceeds from sale of fixed assets	(3.3)	(3.3)	35.6	35.6
Income from operations	13,629.8	13,687.1	11,443.1	11,500.0

Finance cost	(1,556.4)	(1,474.4)	(1,480.5)	(1,420.1)
Finance income	666.8	666.8	958.8	958.8
Net finance cost	(889.6)	(807.6)	(521.7)	(461.3)

Share of results of associates	0.5	0.5	0.5	0.5
Income before income tax	12,740.7	12,880.0	10,921.9	11,039.2

Income tax expense	(2,320.1)	(2,337.1)	(2,443.1)	(2,455.1)
Net income	10,420.6	10,542.9	8,478.8	8,584.1

The counterparty of the income statement adjustment was recognized on “remeasurement of postemployment benefits” within “other comprehensive income”

There was no impact on Equity and Liabilities, other than for retained earnings.

Except for IAS 19 (R), the standards above did not have a significant impact on the Company’s consolidated financial statements upon initial application.

Other Standards, Interpretations and Amendments to Standards

The additional mandatory amendments with effective application for the financial year beginning on January 1, 2013 have not been listed because of either their non-applicability to or their immateriality to the Company.

(c)    Consolidated financial statements

The financial statements of Ambev S.A subsidiaries, joint arrangements and associates used in its consolidated financial statements are prepared for the same reporting period as Ambev S.A., using consistent accounting policies.

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated.

As described in Note 1, the Company adopted the predecessor basis of accounting to recognize its equity interest in Old Ambev, for all periods presented until June 17, 2013, the Contribution of Shares date.

Subsidiaries

The Company controls an entity when it is exposed to or has rights to variable returns due to its involvement with the organization and is able to affect those returns through its power over the entity. In assessing control, potential voting rights are taken into account. Control is presumed to exist where the Company owns, directly or indirectly, more than one half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control.

Subsidiaries are totally consolidated as from the date in which control is transferred to the Company, except when the predecessor basis of accounting is applied (refer to Note 1(c)). Consolidation is interrupted as from the date control ceases.

Ambev S.A. uses the purchase method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by Ambev S.A.. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income, as incurred. Assets, liabilities and contingent liabilities acquired/assumed in a business combination are recognized initially at their fair values at the acquisition date. Ambev S.A. recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

The excess: (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the acquiree (when applicable); and (iii) of the fair value, at acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired, at the date of acquisition, is recorded as goodwill. When the consideration transferred is less than the fair value of net assets acquired, the difference is recognized directly in income.

Joint arrangements

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Joint operations

Joint operations arise when the Company has rights to the assets and obligations to the liabilities of a joint arrangement.

The assets, liabilities, revenues and expenses related to the Company interests in joint operations are individually accounted for in its consolidated financial statements as from the moment joint operation commences until the date that joint operation ceases.

Associates and Joint ventures

Associates are those entities in which the Ambev S.A. has significant influence over the financial and operating policies but which it does not control. This is generally evidenced by ownership of between 20% and 50% of the voting rights.

A joint venture is an arrangement in which the Company has joint control, and the Company has rights to the net assets of the joint venture, rather than rights to its assets and obligations for its liabilities.

Associates and joint ventures are accounted for by the equity method of accounting, from the date that significant influence or joint control commences until the date that significant influence or joint control ceases. When the Company’s share of losses exceeds the carrying amount of the associate or joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that Ambev S.A. has incurred legal or constructive obligations on behalf of the associate or joint venture.

Unrealized gains arising from transactions with associates and joint ventures are eliminated to the extent of the Ambev S.A.’s interest in the entity. Unrealized losses are eliminated in the same manner as unrealized gains, however only to the extent that there is no indication of impairment.

Business combination between entities under common control

Business combinations between entities under common control have not been addressed by IFRS. IFRS 3 – Business Combinations is the pronouncement that shall be applied to business combinations, however it explicitly excludes business combinations between entities under common control from its scope.

Therefore, in accordance with IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors, Management has adopted an accounting practice which is consistent with USGAAP and UKGAAP, the predecessor basis of accounting.

Under the predecessor basis of accounting, when accounting for a transfer of assets or a swap of shares between entities under common control, the entity who receives the net assets or the equity interests shall initially record the assets and liabilities transferred at their book value at the transfer date. If the book values of assets and liabilities transferred are different from the historical cost of the controlling entity of the entities under common control, the financial statements of the acquirer shall reflect the assets and liabilities transferred at cost of the controlling entity of the entities under common control.

(d)   Foreign currency translation

Functional and presentation currency

The items included in the financial statements of each subsidiary of the Company are measured using the currency of the primary economic environment in which the entity operates (“functional currency”).

The functional and presentation currency of the Company financial statements is the Brazilian Real. On January 1, 2013, there were prospective changes in the functional currency of certain non-significant malting operation in accordance with paragraph 35 of IAS 21 – The Effects of Changes in Foreign Exchange Rates.

Transactions and balances

Foreign currency transactions are accounted for at exchange rates prevailing at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies that are stated at fair value are translated at exchange rates ruling at the dates the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

The foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance cost or finance income.

The foreign exchange effects on non-monetary financial assets and liabilities are recognized in the income statement as part of the fair value gain or loss. The exchange rate effects on non-monetary financial assets such as investments in shares which are classified as available for sale are included in equity.

Conversion of the financial statements of subsidiaries located abroad

Assets and liabilities of subsidiaries located abroad are translated at foreign exchange rates prevailing at the balance sheet date, while amounts from income statement and cash flows are translated at average exchange rates for the period and the changes in equity are translated at historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

On consolidation, exchange differences arising from translation of equity in foreign operations and borrowings and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2013	2012	2011	2013	2012	2011

CAD	Canadian Dollars	Canada	2.2021	2.0524	1.8366	2.0945	1.9461	1.6914
DOP	Dominican Pesos	Dominican republic	0.0551	0.0512	0.0483	0.0517	0.0497	0.0437
USD	US Dollar	Ecuador, Denmark, Luxembourg and Argentina and Uruguay malt operations	2.3426	2.0435	1.8758	2.1574	1.9476	1.6602
GTQ	Quetzal	Guatemala	0.2998	0.2586	0.2396	0.2744	0.2488	0.2132
PEN	Novo Sol	Peru	0.8360	0.8007	0.6945	0.8002	0.7372	0.6019
ARS	Argentinean Peso	Argentina	0.3594	0.4156	0.4359	0.3961	0.4286	0.4025
BOB	Bolivian Peso	Bolivia	0.3366	0.2936	0.2695	0.3100	0.2798	0.2375
PYG	Guarani	Paraguai	0.0005	0.0005	0.0004	0.0005	0.0004	0.0004
UYU	Uruguayan Peso	Uruguay	0.1093	0.1053	0.0942	0.1052	0.0963	0.0856
CLP	Chilean Peso	Chile	0.0045	0.0043	0.0036	0.0044	0.0040	0.0034

(e)    Segment reporting

Reportable segments are identified based on internal reports regularly reviewed by the chief operating decision maker of the Company for purposes of evaluating the performance of each segment and allocating resources to those segments. Accordingly, segment information is presented on geographical areas, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company’s management structure and the information reported to the chief decision are structured the same way.

The performance information by business units (Beer and carbonated soft drinks (“CSD”)), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables on Note 5.

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil, where we operate two business sub units: (i) beer and (ii) CSD; and (b) in Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua) and Guatemala (which also serves El Salvador and Nicaragua), and (c) Ambev Luxembourg;

▪  Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador (i) and Peru (i); and

▪  Canada, represented by Labatt’s operations, which includes domestic sales in Canada.

(i) As from January 1, 2013, the Company transferred management responsibility for Ecuador and Peru to the Latin America South Zone. These countries were previously reported within the Latin America North Zone. The 2012 and 2011 Latin America South and Latin America North information have been adjusted for comparative purposes.

(f)    Revenue recognition

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to the Company.

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of elimination of sales between group companies.

Goods sold

In relation to the sale of goods, revenue is recognized when the significant risks and rewards of ownership have been transferred to the buyer, and no significant uncertainties remain regarding recovery of the consideration due, the costs associated with the possible return of the products, and when there is no continuing management involvement with the goods. Revenue from the sale of goods is measured at the fair value of the consideration (price) received or receivable, net of returns, commercial deductions and discounts.

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as sales deductions.

Rental and royalty revenue

Rental revenue is recognized under “Other operating income” on a straight-line basis over the term of the lease. Royalties arising from the use by companies that are not part of the group, of the Company’s resources are also recognized in “Other operating income”, on an accrual basis.

Investment subsidy and government grants

The Company has benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes or partial reductions of the tax payable. These State programs are to promote long-term increases in employment, industrial decentralization, as well as complement and diversify the industrial states.

In the case of these States, the tax reductions and other terms are foreseen in tax law. When conditions to obtain these grants exist, they are under the Company's control. The benefits for the reduction in the payment of such taxes are recorded in the income statement, on an accrual basis.

Finance income

Finance income consists of interest received or receivable on funds invested, dividends received, foreign exchange gains, gains on currency hedging instruments offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as held for trading, as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt.

(g)   Expenses

Royalty expenses

Royalties paid are recognized as cost of goods sold.

Finance costs

Finance costs comprise interest payable on borrowings, calculated using the effective interest rate method, foreign exchange losses, losses on currency hedging instruments offsetting currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as held for trading, impairment losses on financial assets classified as available for sale, as well as any losses from hedge ineffectiveness.

All interest costs incurred in connection with borrowings or financial transactions are expensed as incurred as part of finance costs, except when capitalized. Any difference between the initial amount and the maturity amount of interest bearing loans and borrowings, such as transaction costs and fair value adjustments, are recognized in the income statement over the expected life of the instrument on an effective interest rate method. The interest expense component of finance lease payments is also recognized in the income statement using the effective interest rate method.

Research and development, advertising and promotional costs and systems development costs

Research, advertising and promotional costs are expensed in the year in which these costs are incurred. Systems development costs are expensed in the year in which these costs are incurred, if they do not meet the criteria for capitalization.

(h)   Special items

Special items are those that in Management’s judgment need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to special items are principally restructuring activities, acquisition of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

(i)     Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in comprehensive income or equity account (except interest on shareholder’s equity. See Note 3 (q)). Interest on shareholder’s equity is expensed to the income statement for Income Tax and Social Contribution calculation, when declared, and is then reclassified to equity for purposes of presentation of the financial statements.

The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

The deferred taxes are recognized using the balance sheet method. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 – Income Taxes prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (i) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss; and (ii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

(j)     Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing cost incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax, transport and the costs of dismantling and removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as for an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, annually.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits embodied with the item will flow to the Company and the cost of the item can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets.

The estimated useful lives of major property, plant and equipment classes as follows:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
External use assets	2 - 5 years

The assets residual values and useful lives are regularly reviewed. Management uses judgment to assess and ascertain the useful lives of these assets.

Land is not depreciated since it is deemed to have an indefinite life.

Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amount and are recognized in Other operating income/(expenses) in the income statement.

Property, plant and equipment, and depreciation include the effects of the predecessor basis of accounting as described in Note 1.

(k)   Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint arrangements.

Goodwill is determined as the excess (i) of the consideration paid; (ii)  of the amount of any non-controlling interests in the acquiree (when applicable); and (iii) of the fair value, at acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired at the date of acquisition. All business combinations are accounted for by applying the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment at least annually, or whenever there are indications that the cash generating unit to which the goodwill has been allocated may be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the subsidiary or joint operation to which it relates and translated to Reais  using the year-end exchange rate.

Regarding associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint venture.

If the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement.

Expenditure on internally generated goodwill is expensed as incurred.

Goodwill includes the effects of the predecessor basis of accounting as described in Note 1.

(l)     Intangible assets

Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in the income statement as an expense as incurred.

Expenditure on development activities, whereby research findings are applied to a plan or design for the production of new or substantially improved products and processes, is capitalized if the product or process is technically and commercially feasible, future economic benefits are probable and the Company has sufficient resources to complete development. The expenditure capitalized includes the cost of materials and direct labor. Other development expenditure is recognized in the income statement as an expense as incurred. Capitalized development expenditure is stated at cost less accumulated amortization and impairment losses.

Amortization related to development intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Supply and distribution rights

A supply right is the right for the Company to supply a customer and the commitment by the customer to purchase from the Company. A distribution right is the right to sell specified products in a certain territory.

Acquired customer relationships in a business combination are initially recognized at fair value as supply rights to the extent that they arise from contractual rights. If the IFRS recognition criteria are not met, these relationships are subsumed under goodwill.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to supply and distribution rights is included within sales and marketing expenses.

Brands

When part of the consideration paid in a business combination is related to brands, these are recognized in a specific Intangible Assets account and measured at fair value at the acquisition date. Subsequently, the value of brands can be reduced in case of impairment losses. Internally generated expenditures for developing a brand are recognized as expenses.

Software

Purchased software is measured at cost less accumulated amortization. Expenditure on internally developed software is capitalized when the expenditure qualifies as development activities; otherwise, it is recognized in the income statement when incurred.

Amortization related to software is included in cost of sales, distribution expenses, sales and marketing expenses or administrative expenses based on the activity the software supports.

Other intangible assets

Other intangible assets, acquired by the Company, are stated at acquisition cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the Company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

Amortization

Intangible assets with finite useful lives are amortized based on the straight-line method over their estimated useful lives. Licenses, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life and, therefore, are not amortized. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

Items that are not amortized are tested for impairment on an annual basis.

(m) Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in assigning the cost of inventories.

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct costs, gains and losses with derivative financial instruments, and an allocation of fixed and variable overhead based on normal operating capacity. Net realizable value is the estimated selling price in the ordinary course of business, less the cost for bringing inventories to sales conditions and selling costs.

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below the carrying amount of the inventories. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(n)   Trade and other receivables

Trade and other receivables are carried at amortized cost less an allowance for impairment losses. An estimate is made for doubtful receivables based on a review of all outstanding amounts at the balance sheet date. An allowance for impairment of trade and other receivables is established if the collection of a receivable becomes doubtful, what means, when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. An allowance for impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. The allowance for impairment loss is recognized in the income statement, as are subsequent recoveries of previous impairments. Historically, no  significant losses in trade receivables have been experienced.

(o)   Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with a maturity up to three months with insignificant risk of changes in value, and readily convertible into cash. They are stated at face value, which approximates their fair value.

For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

(p)   Assets held for sale

The Company classifies an asset as held for sale if its residual value will be recovered principally through a sale transaction rather than through continuing use. Immediately after classification as held for sale, these assets are measured based on the lower between the carrying amount and the fair value less cost to sell. Impairment losses on initial classification as held for sale are included in the income statement. The same applies to gains and losses on subsequent re-measurement until the limit of the original carrying amount.

Assets classified as held for sale are not depreciated or amortized.

(q)   Equity

Issued capital

The Company's issued capital consists only of common shares.

Repurchase of shares

When the Company buys back its own shares, the amount paid, including any additional costs directly attributable is recognized as a deduction from equity attributable to shareholders, in “Treasury shares” line item.

Share issuance costs

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Dividends and Interest on shareholder’s equity

Dividends and interest on shareholder’s equity are recorded in liabilities in the period in which they are declared, except the unpaid portion relating to the statutory mandatory dividend which is recorded at the end of each fiscal year, in accordance with applicable law.

Brazilian companies are permitted to pay limited amounts of interest attributable to capital to shareholders and treat such payments as an expense for Brazilian income and social contribution tax purposes. This notional interest distribution is treated for accounting purposes as a deduction from shareholders' equity in a manner similar to a dividend. The benefit from the tax deductible interest on shareholders equity is recognized in income.

Goodwill reserve

The Company records the benefit arising from the tax deductible amortization of goodwill, in a special equity reserve, and therefore as an equity instrument pursuant to IAS 32, since there is no commitment and / or obligation of the controlling shareholders to subscribe shares.

This presentation is consistent with Brazilian Securities Commission (“CVM”) Instruction No. 319/99. Under the Memorandum of Justification of July 7, 2005, upon realizing the tax benefit arising from the tax deductible amortization of goodwill, the Company issues to the controlling shareholders, AmBrew and IIBV, shares representing 70% of the benefit and the remaining 30% is allocated to the benefit of all other shareholders.

(r)    Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings covered by a hedge structure (Note 22).

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset, that requires a substantial period of time to get ready for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company and costs can be measured reliably. The other borrowing costs are recognized as finance costs in the period in which they are incurred.

(s)    Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profit to the Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Argentina, Bolivia and Canada.

The Company maintains funded and unfunded plans.

s.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions of these plans are recognized as expense in the period they are incurred.

s.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation and the fair value of the plan assets.

Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of when: (i) the settlements / curtailments occurs, or (ii) the Company recognizes related restructuring or termination costs, unless those changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Carrying value adjustments.

Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, both excluding net interest, are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

When the amount of the defined benefit obligation is negative (an asset), the Company recognizes those assets (prepaid expenses), to the extent of the value of the economic benefit available to the Company either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense at the earlier of: (i) when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, and (ii) when the Company recognizes costs for a restructuring. Termination benefits for voluntary redundancies are recognized if the Company has made an offer encouraging voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.

Bonuses

Bonuses granted to employees and managers are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. The bonus that is settled in shares are accounted for as share-based payments.

(t)     Share-based payments

Different share and share option programs allow management and other members appointed by the Board of Directors to acquire shares of the Company. The Company adopted IFRS 2 Share-based Payment for all award programs granted after November 7, 2002 that had not vested by January 1, 2007. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, equity is increased by the amount of the proceeds received.

(u)   Trade and other payables

Trade and other payables are recognized initially at fair value and subsequently at amortized cost using the effective interest method.

(v)   Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase accruals are recognized as finance expense.

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for, but recognized when expenses are incurred.. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Onerous contracts

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract. Such provision is measured at the present value of the lower of the expected cost of terminating the contract and the expected net cost of continuing with the contract.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events. Such items may include but are not limited to, several claims, suits and actions filed by or against the Company relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters.

(w) Financial assets

w.i) Classification

The Company classifies its financial assets in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, (3) held to maturity  and (4) available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

w.i.1) Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges.

In general, financial assets of this category are classified as short-term investments securities, on current assets. Investments with maturities beyond one year may be classified as short-term based on Management's intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

Investments in debt securities are classified in this category.

w.i.2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period (these are classified as non-current assets).

w.i.3) Investments held to maturity

Investments held to maturity are financial assets acquired with the intention and financial ability to hold them in the portfolio until maturity.

w.i.4) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified in any of the categories above. Available-for-sale financial assets are classified as non-current assets, unless Management intends to dispose of the investment within 12 months of the end of the reporting period.

Investments in debt and equity securities are classified in this category. Equity instruments are undertakings in which the Company does not have significant influence or control. This is generally evidenced by ownership of less than 20% of the voting rights.

w.ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset.

Financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred, in this case, when the Company has transferred substantially all risks and benefits of ownership.

w.ii.1) Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. Subsequently, they are carried at fair value. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement in the period in which they arise.

w.ii.2) Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate.

w.ii.3) Investments held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

w.ii.4) Available-for-sale financial assets

Available-for-sale financial assets are initially measured at fair value. Interest and inflation monetary adjustments are recognized in income. Subsequently, available-for-sale financial assets are measured at fair value, with changes in fair value recognized in other comprehensive income, and interests (measured using the effective interest rate method), recognized in income statement.

When available-for-sale financial assets are settled or become impaired, the accumulated fair value adjustments recognized in other comprehensive income are included in the income statement.

The fair values of investments with public quotations are based on current bid prices. If the market for a financial asset (and for unlisted securities on the stock exchange) is not active, the Company establishes fair value by using valuation techniques. These techniques include the use of recent transactions with third parties, reference to other instruments that are substantially similar, analysis of discounted cash flows and option pricing models making maximum use of information from the market and with the least possible information generated by the Company's management.

w.iii) Impairment of financial assets

Management assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. If any such indication exists, the asset’s recoverable amount is estimated. A financial asset or a group of financial assets is impaired and an impairment loss is recorded only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The amount of any impairment loss is measured as the difference between the asset's carrying amount and its recoverable amount.

The recoverable amount is calculated as follows:

•      on non-quoted securities: present value of expected future cash flows (excluding future credit losses that have not been incurred), discounted at the securities’ original effective interest rate

•      on quoted securities: their fair value;

•      other assets: the higher of their fair value less costs to sell and their value in use, which correspond to the estimated future cash flows discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

When the recoverable amount is less than the carrying amount, the carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of income. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recorded loss is recognized in the statement of income. Impairment losses related to available-for-sale assets cannot be reversed.

w.iv) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(x)   Derivative financial instruments

The Company uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

Derivative financial instruments are recognized initially at fair value. Fair value is the amount an asset could be realized and a liability settled, between knowledgeable parties, in an arm’s length transaction. The fair value of derivative financial instruments may be obtained from quoted market prices or from pricing models that take into account current market rates, and also credit risk quality of the counterpart.

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Changes in fair value of derivative instruments are recognized in the income statement, except when they are cash flow or net investment instruments, when any gain or loss is recognized directly in other comprehensive income.

Cash flow, net investment or fair value hedge accounting is applied to all hedges that qualify for hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement requirements, such as the required hedge documentation, including hedge effectiveness tests.

Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (cash flow hedging reserve). The ineffective part of any resulting gain or loss is recognized in the income statement.

When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in other comprehensive income and is reclassified in accordance with the above policy when the hedged transaction occurs. If the hedged transaction is no longer probable, the cumulative gain or loss recognized in other comprehensive income is recycled into the income statement immediately.

Fair value hedge accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. The Company does not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

Net investment hedge accounting

When a derivative financial instrument hedges the net investment in foreign operations, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (translation reserve) , while any gains or losses relating to the ineffective portion are recognized in the income statement

On disposal of a foreign operation, the cumulative gains or losses recognized directly in other comprehensive income is transferred to the income statement.

Derivative financial instruments at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting purposes. Changes in fair value of such derivatives financial instruments are immediately recognized in income statement.

(y)   Impairment of non-financial assets

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets are reviewed at each closing to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

Goodwill, intangible assets that are not yet available for use and intangibles with an indefinite life are tested for impairment at least annually at the business unit level (which is one level below the reportable segment) or whenever there is any indication of impairment.

An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit exceeds its recoverable amount. Impairment losses are recognized in the income statement.

Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. The recoverable amount of the cash-generating units to which the goodwill and the intangible assets with indefinite useful life belong is based on a discounted free cash flow approach, using a discount rate that reflects current valuation models of the time value of money and the risks specific to the asset. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded subsidiaries or other available fair value indicators.

In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate before taxes that reflects current market assessments of the time value of money and the risks specific to the asset.

Non-financial assets other than goodwill are reviewed for possible reversal of the impairment at the date of presentation. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(z)    Accounting for operating and finance leases

Leases of property, plant and equipment where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are recognized as assets and liabilities (interest-bearing loans and borrowings) at amounts equal to the lower of the fair value of the leased property and the present value of the minimum lease payments at inception of the lease. Depreciation and impairment testing for depreciable leased assets is the same as for depreciable assets that are owned by the Company.

Lease payments are apportioned between the outstanding liability and finance charges so as to achieve a constant periodic rate of interest on the remaining balance of the liability.

Leases of assets under which all the risks and rewards of ownership are substantially retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the term of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the period in which termination takes place.

(aa)           Present value of assets and liabilities

Monetary long term assets and liabilities are usually inflation-indexed, and thus adjusted to present value. The present value adjustment of monetary, short-term assets and liabilities is only calculated and recorded if the adjustment is considered significant to the financial statements taken as a whole. For purposes of recording and determining their relevance, the present value adjustment is calculated taking into account the contractual cash flows and interest rates applicable to the related assets and liabilities.

ICMS (Brazilian State value added tax) loans obtained in the context described in Note 3 (f) are recorded at present value since these are considered subsidized loans. The Company determined its average funding costs in the debt market as the appropriate discount rate for calculating the present value adjustment in this type of transaction. Upon funding, the present value adjustment related to the consideration is calculated and recorded in Other operating income, following the treatment for subsidies. Management reviews the discount rate used annually for new subsidized loans, by considering the prospective application of the weighted average rates prevailing at the moment.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

(bb)          Recently issued IFRS

New IFRS requirements to be applicable in the future have been summarized hereafter. For the year ended December 31, 2013, they have not been applied in advance in preparing these financial statements.

IFRIC 21 Levies

The interpretation clarifies when an entity should recognize a liability to pay a levy in accordance with the legislation. The recognition of the obligation is applicable only after the obligating event takes place. The standard is applicable as from January 1, 2014.

IFRS 9 Financial Instruments:

IFRS 9 is the standard issued as part of a wider project to replace IAS 39. IFRS 9 retains but simplifies the mixed measurement model and established two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. IFRS 9 also introduces a new hedge accounting model, together with corresponding disclosures about risk management for those companies applying hedge accounting. Because the impairment phase of the IFRS 9 project has not yet been completed, the IASB decided that the mandatory effective date should be decided upon when the entire IFRS 9 project is closer to completion.

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis.

Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting (Note 1 (c));

(ii) business combinations (Note 3 (c), and (k));

(iii) impairment (Note 3 (w.iii) and (y));

(iv) provisions (Note 3 (v));

(v) share-based payments (Note 3 (t));

(vi) employee benefits (Note 3 (s));

(vii) current and deferred tax (Note 3 (i));

(viii) joint arrangements (Note 3 (c)).

Judgments made by Management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5. SEGMENT REPORTING

Segment information is presented in millions of Brazilian Reais, except for volumes, which are presented in millions of hectoliters.

(a) Reportable segments:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2012	2011

Volume	119.1	122.4	116.4	36.9	38.1	38.6	9.1	9.4	10.1	165.1	169.9	165.0

Net sales	23,479.6	21,949.5	18,843.7	7,051.7	6,250.7	4,777.6	4,260.1	4,030.8	3,505.4	34,791.4	32,231.0	27,126.7
Cost of sales	(7,552.5)	(6,865.7)	(6,024.7)	(2,605.1)	(2,449.7)	(1,927.4)	(1,240.2)	(1,144.4)	(1,046.4)	(11,397.8)	(10,459.8)	(8,998.5)
Gross profit	15,927.1	15,083.8	12,819.0	4,446.6	3,801.0	2,850.2	3,019.9	2,886.4	2,459.0	23,393.6	21,771.2	18,128.2
Sales and marketing expenses	(5,378.5)	(4,899.2)	(4,258.2)	(1,413.7)	(1,232.1)	(937.5)	(1,233.6)	(1,219.6)	(1,058.4)	(8,025.8)	(7,350.9)	(6,254.1)
Administrative expenses	(1,301.0)	(1,239.4)	(947.1)	(258.0)	(220.9)	(172.1)	(177.4)	(143.2)	(118.1)	(1,736.4)	(1,603.5)	(1,237.3)
Other operating income/(expenses)	1,767.9	840.1	772.3	(12.3)	7.4	1.6	5.9	15.9	9.3	1,761.5	863.4	783.2
Normalized income from operations (normalized EBIT)	11,015.4	9,785.3	8,385.9	2,762.6	2,355.4	1,742.3	1,614.8	1,539.5	1,291.8	15,392.8	13,680.2	11,420.0
Special items	(12.7)	(50.4)	35.6	(9.9)	-	(9.2)	(6.6)	-	(3.3)	(29.2)	(50.4)	23.1
Income from operations (EBIT)	11,002.7	9,734.9	8,421.5	2,752.7	2,355.4	1,733.1	1,608.2	1,539.5	1,288.5	15,363.7	13,629.8	11,443.1
Net finance cost	(904.9)	(721.6)	(343.6)	(668.8)	(110.2)	(95.8)	10.3	(57.8)	(82.3)	(1,563.4)	(889.6)	(521.7)
Share of result of associates	9.8	-	-	-	-	0.1	1.6	0.5	0.4	11.4	0.5	0.5
Income before income tax	10,107.6	9,013.3	8,077.9	2,083.9	2,245.2	1,637.4	1,620.1	1,482.2	1,206.6	13,811.7	12,740.7	10,921.9
Income tax expense	(1,074.5)	(1,179.3)	(1,540.7)	(985.8)	(662.6)	(480.7)	(397.3)	(478.2)	(421.7)	(2,457.6)	(2,320.1)	(2,443.1)
Net income	9,033.2	7,834.0	6,537.2	1,098.1	1,582.6	1,156.7	1,222.8	1,004.0	784.9	11,354.1	10,420.6	8,478.8

Normalized EBITDA	12,544.8	11,209.3	9,566.4	3,150.3	2,727.0	2,060.3	1,789.9	1,683.8	1,455.4	17,485.0	15,620.1	13,082.1
Special items	(12.7)	(50.4)	35.6	(9.9)	-	(9.2)	(6.6)	-	(3.3)	(29.2)	(50.4)	23.1
Depreciation, amortization and impairment excluding special items	(1,529.4)	(1,424.1)	(1,180.5)	(387.7)	(371.5)	(318.0)	(175.1)	(144.3)	(163.6)	(2,092.1)	(1,939.9)	(1,662.1)
Net finance costs	(904.9)	(721.5)	(343.6)	(668.8)	(110.3)	(95.8)	10.3	(57.8)	(82.3)	(1,563.4)	(889.6)	(521.7)
Share of results of associates	9.8	-	-	-	-	0.1	1.6	0.5	0.4	11.4	0.5	0.5
Income tax expense	(1,074.5)	(1,179.3)	(1,540.7)	(985.8)	(662.6)	(480.7)	(397.3)	(478.2)	(421.7)	(2,457.6)	(2,320.1)	(2,443.1)
Net income	9,033.1	7,834.0	6,537.2	1,098.1	1,582.6	1,156.7	1,222.8	1,004.0	784.9	11,354.1	10,420.6	8,478.8

Normalized EBITDA margin in %	53.4%	51.1%	50.8%	44.7%	43.6%	43.1%	42.0%	41.8%	41.5%	50.3%	48.5%	48.4%

Acquisition of property, plant and equipment	3,043.9	2,354.4	2,801.3	645.0	589.9	423.0	206.7	154.3	139.7	3,895.6	3,098.6	3,364.0
Additions to / (reversals of) provisions	406.6	260.1	136.3	2.9	5.2	1.8	4.8	22.3	18.2	414.3	287.6	156.3
Full time employee	37.7	35.7	31.5	10.5	10.9	10.3	4.8	4.7	4.8	53.0	51.3	46.5

	2013	2012	2011	2013	2012	2011	2013	2012	2011	2013	2,012.0	2011

Segment assets	45,441.0	41,151.3	13,923.6	6,908.3	7,609.7	5,959.7	2,457.9	2,923.3	17,062.1	54,807.2	51,684.3	36,945.4
Intersegment elimination										(927.4)	(1,884.6)	(1,305.0)
Non-segmented assets										14,794.3	12,033.2	18,187.0
Total assets										68,674.1	61,832.9	53,827.4

Segment liabilities	14,173.6	14,659.6	11,191.7	2,873.1	3,642.1	2,311.8	2,451.0	2,490.5	2,432.1	19,497.7	20,792.2	15,935.6
Intersegment elimination										(927.4)	(1,884.6)	(1,305.0)
Non-segmented liabilities										50,103.8	42,925.3	39,196.8
Total liabilities										68,674.1	61,832.9	53,827.4

(i) Latin America – North: includes operations in Brazil, Ambev Luxembourg and HILA-ex (Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

(b) Additional information – by Business unit:

	Latin America - north
(Expressed in million of Brazilian Reais)	Beer			Soft drink			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Volume	87.6	90.4	85.8	31.5	32.0	30.5	119.1	122.4	116.4

Net sales	19,497.0	18,360.3	15,795.6	3,982.6	3,589.2	3,048.2	23,479.6	21,949.5	18,843.7
Cost of sales	(5,691.8)	(5,340.4)	(4,637.3)	(1,860.7)	(1,525.3)	(1,387.5)	(7,552.5)	(6,865.7)	(6,024.7)
Gross profit	13,805.2	13,019.9	11,158.3	2,121.9	2,063.9	1,660.7	15,927.1	15,083.8	12,819.0
Sales and marketing expenses	(4,609.3)	(4,211.4)	(3,674.3)	(769.2)	(687.8)	(583.9)	(5,378.5)	(4,899.2)	(4,258.2)
Administrative expenses	(1,159.4)	(1,104.1)	(865.2)	(141.7)	(135.3)	(81.9)	(1,301.1)	(1,239.4)	(947.1)
Other operating income/(expenses)	1,392.3	648.6	605.0	375.6	191.5	167.3	1,767.9	840.1	772.3
Normalized income from operations (normalized EBIT)	9,428.8	8,353.0	7,223.7	1,586.6	1,432.3	1,162.2	11,015.4	9,785.3	8,385.9
Special items	(11.0)	(42.2)	26.6	(1.7)	(8.2)	9.0	(12.7)	(50.4)	35.6
Income from operations (EBIT)	9,417.8	8,310.8	7,250.3	1,584.9	1,424.1	1,171.2	11,002.7	9,734.9	8,421.5
Net finance cost	(904.9)	(721.6)	(339.6)	-	-	(4.0)	(904.9)	(721.6)	(343.6)
Share of result of associates	9.8	-	-	-	-	-	9.8	-	-
Income before income tax	8,522.7	7,589.2	6,910.7	1,584.9	1,424.1	1,167.2	10,107.6	9,013.3	8,077.9
Income tax expense	(1,074.5)	(1,179.3)	(1,540.8)	-	-	0.1	(1,074.5)	(1,179.3)	(1,540.7)
Net income	7,448.2	6,409.9	5,369.9	1,584.9	1,424.1	1,167.3	9,033.1	7,834.0	6,537.2

Normalized EBITDA	10,679.5	9,519.3	8,141.1	1,865.3	1,690.0	1,425.3	12,544.8	11,209.3	9,566.4
Special items	(11.0)	(42.2)	26.6	(1.7)	(8.2)	9.0	(12.7)	(50.4)	35.6
Depreciation, amortization and impairment excluding special items	(1,250.7)	(1,166.4)	(917.4)	(278.7)	(257.7)	(263.1)	(1,529.4)	(1,424.1)	(1,180.5)
Net finance costs	(904.9)	(721.5)	(339.6)	-	-	(4.0)	(904.9)	(721.5)	(343.6)
Share of results of associates	9.8	-	-	-	-	-	9.8	-	-
Income tax expense	(1,074.5)	(1,179.3)	(1,540.8)	-	-	0.1	(1,074.5)	(1,179.3)	(1,540.7)
Net income	7,448.2	6,409.9	5,369.9	1,584.9	1,424.1	1,167.3	9,033.1	7,834.0	6,537.2

Normalized EBITDA margin in %	54.8%	51.8%	51.5%	46.8%	47.1%	46.8%	53.4%	51.1%	50.8%

	Brazil
	Beer			Soft drink			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Volume	83.0	86.7	84.6	30.2	30.8	29.4	113.2	117.5	114.0

Net sales	18,407.1	17,598.4	15,667.5	3,633.7	3,379.5	2,949.4	22,040.8	20,977.9	18,616.9
Cost of sales	(5,323.7)	(4,995.8)	(4,565.7)	(1,588.1)	(1,414.0)	(1,319.6)	(6,911.8)	(6,409.8)	(5,885.3)
Gross profit	13,083.4	12,602.6	11,101.8	2,045.6	1,965.5	1,629.8	15,129.0	14,568.1	12,731.6
Sales and marketing expenses	(4,334.3)	(4,000.0)	(3,602.4)	(684.2)	(615.8)	(541.5)	(5,018.5)	(4,615.8)	(4,143.9)
Administrative expenses	(1,074.0)	(1,028.7)	(851.1)	(112.9)	(103.2)	(70.9)	(1,186.9)	(1,131.9)	(922.0)
Other operating income/(expenses)	1,409.8	650.9	606.2	365.6	185.5	168.8	1,775.4	836.4	775.0
Normalized income from operations (normalized EBIT)	9,084.9	8,224.8	7,254.5	1,614.1	1,432.0	1,186.2	10,699.0	9,656.8	8,440.7
Special items	(6.3)	(19.1)	26.6	-	-	9.0	(6.3)	(19.1)	35.6
Income from operations (EBIT)	9,078.6	8,205.7	7,281.1	1,614.1	1,432.0	1,195.2	10,692.7	9,637.7	8,476.3
Net finance cost	(893.3)	(676.5)	(325.0)	-	-	-	(893.3)	(676.5)	(325.0)
Share of result of associates	9.8	-	-	-	-	-	9.8	-	-
Income before income tax	8,195.1	7,529.2	6,956.1	1,614.1	1,432.0	1,195.2	9,809.2	8,961.2	8,151.3
Income tax expense	(994.4)	(1,144.7)	(1,535.3)	-	-	-	(994.4)	(1,144.7)	(1,535.3)
Net income	7,200.7	6,384.5	5,420.8	1,614.1	1,432.0	1,195.2	8,814.8	7,816.5	6,616.0

Normalized EBITDA	10,229.8	9,312.8	8,157.6	1,852.9	1,661.5	1,434.3	12,082.7	10,974.3	9,591.9
Special items	(6.3)	(19.1)	26.6	-	-	9.0	(6.3)	(19.1)	35.6
Depreciation, amortization and impairment excluding special items	(1,144.9)	(1,088.0)	(903.1)	(238.8)	(229.5)	(248.1)	(1,383.7)	(1,317.5)	(1,151.2)
Net finance costs	(893.3)	(676.5)	(325.0)	-	-	-	(893.3)	(676.5)	(325.0)
Share of results of associates	9.8	-	-	-	-	-	9.8	-	-
Income tax expense	(994.4)	(1,144.7)	(1,535.3)	-	-	-	(994.4)	(1,144.7)	(1,535.3)
Net income	7,200.7	6,384.5	5,420.8	1,614.1	1,432.0	1,195.2	8,814.8	7,816.5	6,616.0

Normalized EBITDA margin in %	55.6%	52.9%	52.4%	51.0%	51.0%	48.6%	49.2%	52.3%	51.8%

	HILA-ex
	Beer			Soft drink			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Volume	4.6	3.7	1.2	1.4	1.2	1.1	6.0	4.9	2.4

Net sales	1,089.9	761.9	128.1	348.9	209.7	98.8	1,438.8	971.6	226.8
Cost of sales	(368.1)	(344.6)	(71.6)	(272.6)	(111.3)	(67.9)	(640.7)	(455.9)	(139.4)
Gross profit	721.8	417.3	56.5	76.3	98.4	30.9	798.1	515.7	87.4
Sales and marketing expenses	(275.0)	(211.4)	(71.9)	(85.0)	(72.0)	(42.4)	(360.0)	(283.4)	(114.3)
Administrative expenses	(85.4)	(75.4)	(14.1)	(28.8)	(32.1)	(11.0)	(114.2)	(107.5)	(25.1)
Other operating income/(expenses)	(17.5)	(2.3)	(1.2)	10.0	6.0	(1.5)	(7.5)	3.7	(2.7)
Normalized income from operations (normalized EBIT)	343.9	128.2	(30.8)	(27.5)	0.3	(24.0)	316.4	128.5	(54.8)
Special items	(4.7)	(23.1)	-	(1.7)	(8.2)	-	(6.4)	(31.3)	-
Income from operations (EBIT)	339.2	105.1	(30.8)	(29.2)	(7.9)	(24.0)	310.0	97.2	(54.8)
Net finance cost	(11.6)	(45.1)	(14.6)	-	-	(4.0)	(11.6)	(45.1)	(18.6)
Share of result of associates	-	-	-	-	-	-	-	-	-
Income before income tax	327.6	60.0	(45.4)	(29.2)	(7.9)	(28.0)	298.4	52.1	(73.4)
Income tax expense	(80.1)	(34.6)	(5.5)	-	-	0.1	(80.1)	(34.6)	(5.4)
Net income	247.5	25.4	(50.9)	(29.2)	(7.9)	(27.9)	218.3	17.5	(78.8)

Normalized EBITDA	449.7	206.5	(16.5)	12.4	28.5	(9.0)	462.1	235.0	(25.5)
Special items	(4.7)	(23.1)	-	(1.7)	(8.2)	-	(6.4)	(31.3)	-
Depreciation, amortization and impairment excluding special items	(105.8)	(78.4)	(14.3)	(39.9)	(28.2)	(15.0)	(145.7)	(106.6)	(29.3)
Net finance costs	(11.6)	(45.0)	(14.6)	-	-	(4.0)	(11.6)	(45.0)	(18.6)
Share of results of associates	-	-	-	-	-	-	-	-	-
Income tax expense	(80.1)	(34.6)	(5.5)	-	-	0.1	(80.1)	(34.6)	(5.4)
Net income	247.5	25.4	(50.9)	(29.2)	(7.9)	(27.9)	218.3	17.5	(78.8)

Normalized EBITDA margin in %	41.3%	27.1%	-12.9%	3.6%	13.6%	-9.1%	32.1%	24.2%	-11.2%

	Latin America - south
	Beer			Soft drink			Total
	2013	2012	2011	2013	2012	2011	2013	2012	2011

Volume	22.1	22.7	22.8	14.8	15.4	15.9	36.9	38.1	38.6

Net sales	5,152.0	4,468.2	3,411.2	1,899.7	1,782.5	1,366.3	7,051.7	6,250.7	4,777.6
Cost of sales	(1,530.8)	(1,367.5)	(1,069.6)	(1,074.3)	(1,082.2)	(857.7)	(2,605.1)	(2,449.7)	(1,927.4)
Gross profit	3,621.2	3,100.7	2,341.6	825.4	700.3	508.6	4,446.6	3,801.0	2,850.2
Sales and marketing expenses	(940.3)	(804.5)	(618.6)	(473.4)	(427.6)	(318.9)	(1,413.7)	(1,232.1)	(937.5)
Administrative expenses	(198.5)	(159.8)	(145.0)	(59.5)	(61.1)	(27.1)	(258.0)	(220.9)	(172.1)
Other operating income/(expenses)	(10.2)	9.6	(5.0)	(2.1)	(2.2)	6.6	(12.3)	7.4	1.6
Normalized income from operations (normalized EBIT)	2,472.2	2,146.0	1,573.1	290.4	209.4	169.2	2,762.6	2,355.4	1,742.3
Special items	(7.5)	-	(9.2)	(2.4)	-	-	(9.9)	-	(9.2)
Income from operations (EBIT)	2,464.7	2,146.0	1,563.9	288.0	209.4	169.2	2,752.7	2,355.4	1,733.1
Net finance cost	(606.8)	(83.0)	(99.1)	(62.0)	(27.2)	3.3	(668.8)	(110.2)	(95.8)
Share of result of associates	-	-	0.1	-	-	-	-	-	0.1
Income before income tax	1,857.9	2,063.0	1,464.9	226.0	182.2	172.5	2,083.9	2,245.2	1,637.4
Income tax expense	(980.0)	(660.4)	(478.7)	(5.8)	(2.2)	(2.0)	(985.8)	(662.6)	(480.7)
Net income	877.9	1,402.6	986.2	220.2	180.0	170.5	1,098.1	1,582.6	1,156.7

Normalized EBITDA	2,777.2	2,431.5	1,816.6	373.1	295.5	243.7	3,150.3	2,727.0	2,060.3
Special items	(7.5)	-	(9.2)	(2.4)	-	-	(9.9)	-	(9.2)
Depreciation, amortization and impairment excluding special items	(305.0)	(285.5)	(243.5)	(82.7)	(86.0)	(74.5)	(387.7)	(371.5)	(318.0)
Net finance costs	(606.8)	(83.0)	(99.1)	(62.0)	(27.3)	3.3	(668.8)	(110.3)	(95.8)
Share of results of associates	-	-	0.1	-	-	-	-	-	0.1
Income tax expense	(980.0)	(660.4)	(478.7)	(5.8)	(2.2)	(2.0)	(985.8)	(662.6)	(480.7)
Net income	877.9	1,402.6	986.2	220.2	180.0	170.5	1,098.1	1,582.6	1,156.7

Normalized EBITDA margin in %	53.9%	54.4%	53.3%	19.6%	16.6%	17.8%	44.7%	43.6%	43.1%

	Canada
	2013		2012		2011
(Expressed in million of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total

Volume	9.1	9.1	9.4	9.4	10.1	10.1

Net sales	4,260.1	4,260.1	4,030.8	4,030.8	3,505.4	3,505.4
Cost of sales	(1,240.2)	(1,240.2)	(1,144.4)	(1,144.4)	(1,046.4)	(1,046.4)
Gross profit	3,019.9	3,019.9	2,886.4	2,886.4	2,459.0	2,459.0
Sales and marketing expenses	(1,233.6)	(1,233.6)	(1,219.6)	(1,219.6)	(1,058.4)	(1,058.4)
Administrative expenses	(177.4)	(177.4)	(143.2)	(143.2)	(118.1)	(118.1)
Other operating income/(expenses)	5.9	5.9	15.9	15.9	9.3	9.3
Normalized income from operations (normalized EBIT)	1,614.8	1,614.8	1,539.5	1,539.5	1,291.8	1,291.8
Special items	(6.6)	(6.6)	-	-	(3.3)	(3.3)
Income from operations (EBIT)	1,608.2	1,608.2	1,539.5	1,539.5	1,288.5	1,288.5
Net finance cost	10.3	10.3	(57.8)	(57.8)	(82.3)	(82.3)
Share of result of associates	1.6	1.6	0.5	0.5	0.4	0.4
Income before income tax	1,620.1	1,620.1	1,482.2	1,482.2	1,206.6	1,206.6
Income tax expense	(397.3)	(397.3)	(478.2)	(478.2)	(421.7)	(421.7)
Net income	1,222.8	1,222.8	1,004.0	1,004.0	784.9	784.9

Normalized EBITDA	1,789.9	1,789.9	1,683.8	1,683.8	1,455.4	1,455.4
Special items	(6.6)	(6.6)	-	-	(3.3)	(3.3)
Depreciation, amortization and impairment excluding special items	(175.1)	(175.1)	(144.3)	(144.3)	(163.6)	(163.6)
Net finance costs	10.3	10.3	(57.8)	(57.8)	(82.3)	(82.3)
Share of results of associates	1.6	1.6	0.5	0.5	0.4	0.4
Income tax expense	(397.3)	(397.3)	(478.2)	(478.2)	(421.7)	(421.7)
Net income	1,222.8	1,222.8	1,004.0	1,004.0	784.9	784.9

Normalized EBITDA margin in %	42.0%	42.0%	41.8%	41.8%	41.5%	41.5%

6. NET SALES

The reconciliation between gross sales and net sales is as follows:

	2013	2012	2011
Gross sales	69,354.8	63,185.9	53,040.3
Deductions from gross revenue	(34,563.4)	(30,954.9)	(25,913.6)
	34,791.4	32,231.0	27,126.7

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are not considered as reduction in revenue when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2013	2012	2011
Government grants/NPV of long term fiscal incentives	1,148.0	698.5	580.8
Tax recovery	-	-	46.1
(Additions to )/reversal of provisions	(69.9)	(30.5)	-
Net gain on disposal of property, plant and equipment and intangible assets	24.3	36.4	24.6
Net rental income	2.8	2.9	4.9
Net other operating income	656.3	156.1	126.8
	1,761.5	863.4	783.2

The increase in other operating income is due to higher capital expenditures in recent years to increase the current manufacturing capacity and construction of new plants, which allows the Company to receive more tax incentives. Additionally, in the last quarter, the Company recorded a gain of R$308.4 related to the recovery of restricted assets.

Annually, the Company reassesses the discount rate used to measure the subsidy in government loans in accordance with their cost of external funding.

8.  SPECIAL ITEMS

Special items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for impacting the variation in profit or loss. Transactions which may give rise to special items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be naturally significant and accordingly, has excluded these when measuring segment-based performance, as per Note 5.

The special items included in the income statement are detailed below:

	2013	2012	2011
Restructuring	(29.2)	(31.3)	(12.5)
Acquisition of subsidiaries	-	(15.8)	-
Proceeds from sale of fixed assets	-	-	35.6
Others	-	(3.3)	-
	(29.2)	(50.4)	23.1

The restructuring expenses recognized relate mainly to realignment of structure and processes in the Latin America – South and Latin America – North geographical segment. In 2012 the acquisition of subsidiaries expenses refers to the CND acquisition expenses.

9. PAYROLL AND RELATED BENEFITS

	2013	2012	2011
Wages and salaries	2,510.8	2,159.3	1,719.9
Social security contributions	563.0	479.7	421.9
Other personnel cost	443.4	459.7	393.7
Increase (decrease) in liabilities for defined benefit plans	125.4	142.8	(13.3)
Share-based payment	187.6	144.6	122.3
Contributions to defined contribution plans	16.3	9.4	8.8
	3,846.5	3,395.5	2,653.3

Average number of full time employees (FTE)	52,964	51,299	46,503

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2013, 2012 and 2011:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2013	2012	2011	2013	2012	2011

Cost of sales	1,424.9	1,324.0	1,101.9	0.7	0.4	1.7
Sales and marketing expenses	387.3	359.2	332.8	119.2	116.7	110.3
Administrative expenses	119.0	105.3	80.3	35.9	36.3	35.1
	1,931.2	1,788.5	1,515.0	155.8	153.4	147.1

11. FINANCE COST AND INCOME

(a)     Finance costs

Finance costs	2013	2012	2011
Interest expense	(586.7)	(455.2)	(891.5)
Capitalized borrowings	54.3	84.5	162.9
Losses on hedging instruments that are not part of a hedge accounting relationship	(514.3)	(560.0)	(263.3)
Hedge ineffectiveness losses	(16.4)	-	-
Interest on tax contingencies	(213.8)	(118.6)	(42.5)
Net interest on net defined benefit plans	(86.5)	(82.0)	(60.4)
Interest and foreign exchange rate on loans	-	(67.8)	(75.3)
Exchange variation	(754.3)	(127.7)	(41.4)
Anticipated bonds payment expenses	-	-	(82.6)
Tax on financial transactions	(86.4)	(109.5)	(57.5)
Bank guarantee expenses	(82.9)	(73.6)	(56.2)
Other financial costs, including bank fees	(208.9)	(46.5)	(72.7)
	(2,495.9)	(1,556.4)	(1,480.5)

Other financial costs increase mainly relates to an impairment recognized on investment in Venezuela followed the devaluation of that country’s currency in the amount of R$198.4.

Interest expenses are presented net of the effect of interest rate derivative instruments which mitigate Ambev S.A. interest rate risk (Note 27).

The interest expense are as follows:

Interest expense	2013	2012	2011
Financial liabilities measured at amortized cost	(271.2)	(156.5)	(496.3)
Liabilities at fair value through profit or loss	(291.6)	(168.0)	-
Fair value hedge - hedged items	6.5	(161.8)	(156.6)
Fair value hedge - hedging instruments	(30.4)	34.1	(169.9)
Cash flow hedges - hedged items	-	(5.9)	(117.7)
Cash flow hedges - hedging instruments (reclassified from equity)	-	2.9	49.0
	(586.7)	(455.2)	(891.5)

(b)     Finance income

Finance income	2013	2012	2011
Interest income	342.6	250.5	472.5
Interest income - business combinations	-	-	151.3
Net gains on hedging instruments that are not part of a hedge accounting relationship	329.8	313.8	160.7
Hedge ineffectiveness gains	-	6.6	6.8
Assets at fair value through profit or loss	238.5	77.5	-
Gains on no derivative instrument at fair value through profit or loss		-	153.9
Interest and foreign exchange rate on loans	-	0.2	-
Dividend income, non-consolidated companies	-	-	1.9
Others	21.6	18.2	11.7
	932.5	666.8	958.8

Interest income arises from the following financial assets:

Interest income	2013	2012	2011
Cash and cash equivalents	215.8	194.1	385.0
Investment securities held for trading	126.8	56.4	87.5
	342.6	250.5	472.5

(c)      Hedging result

The net income from the cash flow hedge and net income hedges recognized directly as comprehensive income is shown below:

Hedging reserve	2013	2012	2011
Recognized in Equity (cash flow hedge)	280.9	-	185.6
Removed from Equity and included in profit or loss	(220.6)	-	(188.1)
Deferred income tax variance in Equity and other changes	4.0	-	(82.4)
	64.3	-	(84.9)

Exchange differences on translation of foreign operations (gains/ (losses))
Effective portion of changes in fair value of net investment hedges	(429.9)	-	(280.4)

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2013	2012	2011
Income tax expense - current	(1,912.2)	(2,075.2)	(1,663.1)

Deferred tax (expense)/income on temporary differences	(496.4)	(256.3)	(753.8)
Deferred tax on taxes losses	(49.0)	11.4	(26.2)
Total deferred tax (expense)/income	(545.4)	(244.9)	(780.0)

Total income tax expenses	(2,457.6)	(2,320.1)	(2,443.1)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2013	2012	2011
Profit before tax	13,811.7	12,740.7	10,921.9
Adjustment on taxable basis
Non-taxable income	(631.6)	(504.9)	(317.1)
Government grants related to sales taxes	(794.1)	(531.7)	(444.5)
Share of results of associates	(11.4)	(0.5)	(0.5)
Expenses not deductible for tax purposes	375.5	663.3	328.3
	12,750.1	12,366.9	10,488.1
Aggregated weighted nominal tax rate	33.03%	32.10%	32.58%
Taxes – nominal rate	(4,211.9)	(3,970.0)	(3,521.4)
Adjustment on tax expense
Regional incentives - income taxes	45.6	165.2	351.3
Deductible interest on shareholders equity	860.6	542.0	465.3
Tax savings from goodwill amortization on tax books	283.8	149.7	120.8
Withholding tax and other income	(424.9)	(94.6)	(71.9)
Income tax provision	-	-	(56.2)
Others with reduced taxation	989.2	887.6	269.0
Income tax and social contribution expense	(2,457.6)	(2,320.1)	(2,443.1)
Effective tax rate	17.8%	18.2%	22.4%

The main events occurring in the period that impacted the effective tax rate were:

(a) tax saving from goodwill amortization on CND acquisition; (b) higher interest on shareholder’s equity impact; (c) higher income from companies with an average tax rate of less than 34%, which were partially offset by the reduction in regional income tax incentives.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

On November 11, 2013, the Provisional Measure nº 627 ("PM") was issued, repealing the Transitional Tax Regime (“RTT”), and bringing other measures, including: (i) changes in Decree-Law nº 1,598/77, which deals with corporate income tax, as well as amends the social contribution on net income legislation; (ii) establishes that the amendment or adoption of accounting methods and criteria through administrative acts issued based on empowered business law, which are subsequent to the publication of this PM, will have no implications in the calculation of federal taxes until tax law regulates the matter; (iii) includes specific treatment on potential taxation of profits or dividends; (iv) includes provisions on the calculation of interest on shareholder's equity, and (v) includes considerations on investments measured at equity method.

The dispositions of this PM are effective as from 2015. The early adoption on 2014 can eliminate potential tax effects, especially those related to payment of dividends and interest on shareholder's equity effectively paid up to the date of publication of this as well as equity results. The Company has prepared a study of the possible effects that could arise from the application of this new standard and concluded that its early or not adoption would result in irrelevant adjustments on the financial statements of the Company. Management awaits for developments and dealings of the amendments to the text of the PM, so that the Company can decide on its early adoption within the deadlines established by the referred tax rule.

13. PROPERTY, PLANT AND EQUIPMENT

	2013
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	5,024.6	15,669.0	2,828.7	1,601.5	25,123.8
Effect of movements in foreign exchange	51.4	151.8	26.7	(9.7)	220.2
Acquisitions through business combinations	-	-	-	0.1	0.1
Acquisitions	13.8	276.5	89.6	3,259.1	3,639.0
Disposals	(102.4)	(1,404.7)	(352.5)	(0.7)	(1,860.3)
Transfer to other asset categories	662.6	1,604.5	373.5	(2,807.6)	(167.0)
Others	0.1	(1.8)	1.9	-	0.2
Balance at end	5,650.1	16,295.3	2,967.9	2,042.7	26,956.0

Depreciation and Impairment
Balance at end of previous year	(1,622.2)	(9,160.2)	(1,990.1)	-	(12,772.5)
Effect of movements in foreign exchange	(22.6)	(111.0)	(18.5)	-	(152.1)
Depreciation	(176.2)	(1,356.9)	(325.1)	-	(1,858.2)
Impairment losses	(0.1)	(71.6)	(1.3)	-	(73.0)
Disposals	95.0	1,340.9	340.6	-	1,776.5
Transfer to other asset categories	1.0	26.1	33.1	-	60.2
Others	-	1.0	(0.1)	-	0.9
Balance at end	(1,725.1)	(9,331.7)	(1,961.4)	-	(13,018.2)
Carrying amount:
December 31, 2012	3,402.4	6,508.8	838.6	1,601.5	12,351.3
December 31, 2013	3,925.0	6,963.6	1,006.5	2,042.7	13,937.8

	2012
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	4,234.0	13,253.4	2,530.6	1,866.1	21,884.1
Effect of movements in foreign exchange	100.6	398.5	66.6	16.3	582.0
Acquisitions through business combinations	374.5	303.9	36.8	6.6	721.8
Acquisitions	5.5	198.8	51.5	2,715.6	2,971.4
Disposals	(81.2)	(660.5)	(200.0)	-	(941.7)
Transfer to other asset categories	389.0	2,176.7	342.8	(3,006.3)	(97.8)
Others	0.2	(2.0)	0.6	3.2	2.0
Balance at end	5,022.6	15,668.8	2,828.9	1,601.5	25,121.8

Depreciation and Impairment
Balance at end of previous year	(1,578.7)	(8,079.2)	(1,850.7)	-	(11,508.6)
Effect of movements in foreign exchange	(43.9)	(286.1)	(48.6)	-	(378.6)
Acquisitions through business combinations	-	-	-	-	-
Depreciation	(143.9)	(1,282.6)	(305.6)	-	(1,732.1)
Impairment losses	-	(56.4)	-	-	(56.4)
Disposals	63.3	604.1	188.4	-	855.8
Transfer to other asset categories	84.9	(60.7)	21.9	-	46.1
Others	(1.9)	0.7	4.5	-	3.3
Balance at end	(1,620.2)	(9,160.2)	(1,990.1)	-	(12,770.5)
Carrying amount:
December 31, 2011	2,655.3	5,174.2	679.9	1,866.1	10,375.5
December 31, 2012	3,402.4	6,508.6	838.8	1,601.5	12,351.3

Acquisitions in the period refer substantially to modernization, refurbishment, the extension of production lines and construction of new plants in order to increase capacity.

The transfers mainly relates to transfers from assets under construction to their final asset categories.

Capitalized interest is made on loans directly attributable to the acquisition and construction of qualifying assets. The amount of interest on loans capitalized during the year was R$54.4 (R$84.5 in 2012) is mainly recognized on investments in Brazil. The interest capitalization rate used in 2013 ranged between 6.36% and 11.29% per year (11.29% in 2012).

The Company leases plant, equipment, fixtures and fittings, which are accounted for as financial leases. The carrying amount of the leased assets was R$22.0 as of December 31, 2013 (R$47.8 as of December 31, 2012).

Contractual commitments to purchase property, plant and equipment amounted to R$196.4 as at December 31, 2013 (R$212.7 as at December 31, 2012).

14. GOODWILL

	2013	2012
Balance at the end of previous year	26,645.2	23,814.2
Effect of movements in foreign exchange	501.9	686.7
Acquisitions through business combinations (i)	132.7	2,144.3
Others	(258.7)	-
Balance at the end of year	27,021.1	26,645.2

(i) Refers to the acquisition of Cervecería Nacional Dominicana (“CND”) during the year of 2012, as already disclosed in the 2012 annual financial statements of Old Ambev.

The carrying amount of goodwill was allocated to the different cash-generating units levels as follows:

	Functional Currency	2013	2012
LAN:
Brazil	BRL	17,329.0	17,424.9
Dominican Republic	DOP	2,435.5	2,321.1

LAS:
Argentina	ARS	905.3	1,046.8
Bolivia	BOB	828.6	722.8
Ecuador	USD	3.9	2.7
Chile	CLP	39.1	37.4
Paraguay	PYG	679.1	642.4
Peru	PEN	46.4	44.5
Uruguay	UYU	162.2	156.2

NA:
Canada Holding	BRL (i)	35.9	-
Canada Operational	CAD	4,556.1	4,246.4
		27,021.1	26,645.2

(i) The goodwill in the amount of R$14,414.4,  relating to Canada Operations, which was recorded in Old Ambev’s 2012 financial statements in relation to the acquisition of the Canadian operations from ABI in 2004 was reversed as part of the purchase accounting adjustments recorded to reflect the ABI accounting basis. The Canada Operation goodwill above reflects the goodwill recorded by ABI at the time such operations had been previously acquired by the ABI group.

Annual impairment testing

The cash-generating unit to which the goodwill by expectation of future profitability (goodwill) has been allocated must be tested to check the need for reduction to the recoverable amount. The test is made comparing its book value (including the goodwill) with its recoverable value and must be made at least annually or always that there is indication that the unit can be devalued.

At the end 2013, Ambev S.A. completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the assets values reported. Ambev S.A. believes that all of its estimates are reasonable, since they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the Company conducted a sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. Although a change in the assumptions used could have a material impact on the calculation of the fair value and trigger impairment, the Company, based on sensitivity analyses performed around the base case assumptions is not aware of any possible change in the key assumptions used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 39% of total assets as of December 31, 2013 (43% as of December 31, 2012) is tested for impairment at the cash-generating unit level (that is one level below the reporting segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of business units that are expected to benefit from the synergies of the combination

The Company’s impairment testing methodology is in accordance with IAS 36, in which a fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for its major business units and the business units showing high capital amounts invested in earnings before interest, taxes, depreciation and amortization (EBITDA) multiples and in valuation multiples for other business units.

Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (WACC), considering the sensitivity of this metric. The WACC in nominal US dollars for goodwill impairment testing conducted in 2012 ranged as follows:

	2013	2012
Latin America North	from 7.77% to 9.84%	from 9.90% to 15.35%
Latin America South	from 6.24% to 21.25%	from 7.30% to 7.56%
Canada	5.86%	4.87%
Venezuela	34.23%	17.21%

Although Ambev S.A. believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates under different assumptions and conditions.

15. INTANGIBLE ASSETS

	2013
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	2,476.3	1,510.1	498.4	217.1	4,701.9
Effect of movements in foreign exchange	77.2	2.6	(7.0)	(4.9)	67.9
Acquisitions	-	162.7	1.4	92.5	256.6
Disposal	-	(0.8)	(14.1)	-	(14.9)
Transfers to other assets categories	(5.2)	-	107.1	5.6	107.5
Balance at end of year	2,548.3	1,674.6	585.8	310.3	5,119.0

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,253.5)	(368.8)	(141.6)	(1,765.8)
Foreign exchange variation effect	-	-	4.2	-	4.2
Amortization	-	(95.4)	(42.2)	(18.2)	(155.8)
Disposal	-	-	10.4	-	10.4
Transfers to other assets categories	-	(2.1)	4.3	(0.6)	1.6
Balance at end of year	(1.9)	(1,351.0)	(392.1)	(160.4)	(1,905.4)

Carrying amount:
December 31, 2012	2,474.4	256.6	129.6	75.5	2,936.1
December 31, 2013	2,546.4	323.6	193.7	149.9	3,213.6
					-

	2012
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	1,522.3	1,366.2	439.8	198.4	3,526.7
Effect of movements in foreign exchange	103.3	1.0	0.4	(0.8)	103.9
Acquisitions	-	111.7	8.8	13.7	134.2
Disposal	-	-	(2.6)	-	(2.6)
Acquisitions through business combination	850.7	31.2	-	5.8	887.7
Transfers to other assets categories	-	-	51.9	-	51.9
Balance at end of year	2,476.3	1,510.1	498.3	217.1	4,701.8

Amortization and Impairment losses (i)
Balance at end of previous year	-	(1,159.5)	(332.0)	(122.4)	(1,613.9)
Foreign exchange variation effect	-	-	(0.9)	-	(0.9)
Amortization	(1.9)	(94.1)	(38.2)	(19.2)	(153.4)
Disposal	-	-	2.6	-	2.6
Transfers to other assets categories	-	-	(0.2)	-	(0.2)
Balance at end of year	(1.9)	(1,253.6)	(368.7)	(141.6)	(1,765.8)

Carrying amount:
December 31, 2011	1,522.3	206.7	107.8	76.0	1,912.8
December 31, 2012	2,474.4	256.5	129.6	75.5	2,936.0

(i) The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the rate of 20% and recognized in income on a straight-line method.

Only brands are considered intangible assets with indefinite life. The Company is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flows for as long as the Company owns the brands and accordingly have been assigned indefinite lives. The most representative brands that have been registered as result of fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay and Bolivia and Presidente and Presidente Light in Dominican Republic.

The carrying amount of intangible assets with indefinite useful lives was allocated to the different countries as follows:

	2013	2012
Argentina	568.2	642.1
Bolivia	401.6	350.3
Brazil	-	5.5
Canada	88.7	83.4
Chile	56.5	53.9
Paraguay	386.6	364.5
Dominican Republic	935.2	869.4
Uruguay	109.6	105.3
	2,546.4	2,474.4

 Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14.

The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

16. INVESTMENT SECURITIES

	2013	2012
Non-current investments
Equity securities available-for-sale (i)	-	188.0
Debt held-to-maturity	63.8	61.4
	63.8	249.4
Current investments
Financial asset at fair value through profit or loss-held for trading	288.6	291.2
Equity securities available-for-sale	-	185.4
	288.6	476.6

(i) Refers to the operation which Ambev S.A. and Cervecería Regional S.A. (“Cervecería Regional”) combined their businesses in Venezuela, with interest of 85% and 15%, respectively. In the year ended December 31, 2013, the Company recorded an impairment in the total amount of its investment in that country, registered as other financial cost (Note 11).

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, applied rates, are as follow:

HILA-ex (Guatemala and Dominican Republic)	from 23% to 31%
Latin America - South	from 14% to 35%
Canada Operational	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carryforwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2013			2012
	Assets	Liabilities	Net	Assets	Liabilities	Net
Trade and other receivables	47.9	-	47.9	37.7	-	37.7
Derivatives	50.8	(20.9)	29.9	294.8	(0.2)	294.6
Inventories	138.8	(1.7)	137.1	115.1	(0.6)	114.5
Loss carryforwards	293.3	-	293.3	342.3	-	342.3
Tax credits for corporate restructuring	-	-	-	229.8	-	229.8
Employee benefits	477.2	-	477.2	523.7	-	523.7
Property, plant and equipment	26.6	(667.4)	(640.8)	27.6	(607.6)	(580.0)
Intangible assets	5.7	(605.0)	(599.3)	5.8	(610.3)	(604.5)
Goodwill	-	-	-	29.2	-	29.2
Trade and other payables	-	(894.3)	(894.3)	-	(413.9)	(413.9)
Interest-bearing loans and borrowings	7.5	-	7.5	120.1	(4.4)	115.7
Provisions	233.9	(21.5)	212.4	287.9	(6.1)	281.8
Interest on capital	824.5	-	824.5	60.4	-	60.4
Partnership profit	-	(247.8)	(247.8)	-	(291.2)	(291.2)
Other items	-	(96.8)	(96.8)	-	(79.6)	(79.6)
Gross deferred tax assets / (liabilities)	2,106.2	(2,555.4)	(449.2)	2,074.4	(2,013.9)	60.5
Netting by taxable entity	(459.7)	459.7	-	(646.2)	646.2	-
Net deferred tax assets / (liabilities)	1,646.5	(2,095.7)	(449.2)	1,428.2	(1,367.7)	60.5

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2013 the net assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement as follows:

	2013	2012
Deferred taxes not related to tax losses

to be recovered within 12 months	1,336.0	1,231.4
to be recovered beyond 12 months	(2,078.5)	(1,513.2)
	(742.5)	(281.8)
Deferred tax related to tax losses

2013	-	40.8
2014	93.7	79.9
2015	68.0	48.1
2016	107.1	141.3
Beyond 2017 (i)	24.5	32.2
	293.3	342.3

	(449.2)	60.5

(i) There is no expected realization that exceed the period of 10 years.

The net change in deferred income tax and social contribution is detailed as follows:

Balance at December 31, 2012	60.5
Recognized in Net Income	(545.5)
Recognized in income statemant	35.8
Balance at December 31, 2013	(449.2)

As at December 31, 2013, deferred tax assets in the amount of R$253.8 (R$331.1 as at December 31, 2012) related to tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as the realization is not probable.

The expiry term of these assets is on average five years and the tax losses carried forward in relation to them are equivalent to R$1,014.4 in December 31, 2013 (R$1,080.2 in December 31, 2012).

The income tax and social contribution recognized directly as other comprehensive income were as follows:

	2013	2012
Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	(91.8)	14.3

Items that may be reclassified subsequently to profit or loss:
Cash flow hedges - gains / (losses)	(38.0)	-
Net Investment hedges - gains / (losses)	119.3	-
	81.3	-

18. INVENTORIES

	2013	2012
Finished goods	876.0	697.9
Work in progress	246.7	204.5
Raw material	1,294.1	1,195.1
Consumables	31.6	59.5
Spare parts and other	267.5	248.7
Prepayments	122.0	88.3
Impairment losses	(42.4)	(27.7)
	2,795.5	2,466.3

Losses on inventories recognized in the income statement amounted to R$78.5  as of December 31, 2013 (R$83.8 in December 31, 2012).

19. TRADE AND OTHER RECEIVABLES

Non-Current trade and other receivables	2013	2012
Trade receivables	-	1.4
Cash deposits for guarantees	546.3	552.6
Derivative financial instruments with positive fair value	1.7	30.5
Taxes receivable	463.0	362.7
Prepaid expenses	148.4	172.9
Other receivables (i)	1,100.8	734.9
	2,260.2	1,855.0

Current trade and other receivables
Trade receivables	2,927.3	2,468.0
Interest receivable	76.6	127.1
Taxes receivable	740.6	468.7
Derivative financial instruments with positive fair value	609.6	340.6
Prepaid expenses	787.4	710.7
Other receivables	302.2	152.9
	5,443.7	4,268.0

(i) Of the amount of R$1,101.8 (R$734.9 in 2012) recorded as other receivables (non-current assets), R$697.5 (R$634.4 in 2012) relate to amounts receivable from former shareholder (ELJ) of Cerveceria Nacional Dominicana's (“CND"”).

Due to the low average terms for receipt of the customer portfolio, the fair values of trade receivables are extremely close to the amounts recorded.

An ageing of our current trade receivables is detailed as follows:

	Net carrying amount as of December 31	No past due	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days
2013	2,927.3	2,859.4	28.5	9.9	8.2	21.3
2012	2,468.0	2,412.4	35.8	15.9	3.9	-

In accordance with the IFRS 7 the above analysis of the ageing of financial assets that are past due as at the reporting date but not impaired as at December 31, 2013, also includes the non-current part of loans to customers. Past due amounts were not impaired when collection is still considered likely, for instance when the amounts can be recovered from the tax authorities or Ambev S.A. has sufficient collateral guarantees. Impairment losses on trade and other receivables recognized in the income statement in 2013 amount to R$38.7 (R$41.0 in 2012).

Company’s exposure to credit risk, currency and interest rate risks is disclosed in Note 27.

20. CASH AND CASH EQUIVALENTS

	2013	2012
Short term bank deposits (i)	9,170.9	6,532.4
Current bank accounts	1,674.3	2,372.0
Cash	440.6	69.9
Cash and cash equivalents	11,285.8	8,974.3

Bank overdrafts	-	(0.1)

Cash and cash equivalents less bank overdraft	11,285.8	8,974.2

(i) The balance refers, mostly, to time deposits which are defined as a short-term investment, highly liquid with original maturities of three months or less. These balances are convertible into a known amount of cash and are subject to an insignificant risk of changes in value.

21. CHANGES IN EQUITY

As described in Note 1 (c), the Company adopted the predecessor basis of accounting for the Contribution of Shares. Thus, the equivalent value contributed participation is already reflected in Ambev S.A. equity since January 1, 2011 and at the time of the capital increase, was reclassified from “Carrying value adjustments” to other accounts in equity in accordance with the corporate minutes.

(a) Changes in Capital stock in 2013

	Million of commom shares	Million of Real
Beginning balance as per statutory books	249.1	249.1
Contribution shares	9,444.5	8,206.9
Stock swap merger	5,967.8	48,527.4
Changes during the year	2.8	17.4
	15,664.2	57,000.8

(b) Capital reserves

	Treasury shares	Share Premium	Gain on shares issued	Others capital reserve	Share-based payments	Results on treasury shares	Capital reserves
Beginning balance as per statutory books	-	-	-	-	-	-	-
Shares issued	-	5,163.2	-	1,012.8	599.1	-	6,775.1
Stock swap merger	-	48,527.4	-	-	-	-	48,527.4
Expenses on issue of shares	-	(26.9)	-	-	-	-	(26.9)
Acquiree shares and result on treasury shares	(23.0)	-	-	-	-	(5.8)	(28.8)
Share-based payment	-	-	-	-	115.7	-	115.7
At December 31, 2013	(23.0)	53,663.7	-	1,012.8	714.8	(5.8)	55,362.5

(i) As described in Note 1 (c) the Company adopted the predecessor basis of accounting for the Contribution of Shares. Thus, the equivalent value contributed participation is already reflected in equity Ambev SA since January 1, 2012 and at the time of the capital increase, was reclassified from “Carrying value adjustments”  to other accounts in equity in accordance with the corporate minutes.

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

Follows the changes of treasury shares in 2013:

	Acquiree shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real
Beginning balance as per statutory books	-	-	-	-
Changes during the year	1.4	(23.0)	(5.8)	(28.8)
At the end of the year	1.4	(23.0)	(5.8)	(28.8)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimburse or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev S.A. economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$182.2 at December 31, 2013 (R$144.6 and R$122.3 at December 31, 2012 and 2011, respectively) (Note 24).

(c) Changes in Net income reserve in 2013

	Investments reserve	Statutory reserve	Fiscal incentive	Additional dividends	Net income reserve
Beginning balance as per statutory books	-	4.4	-	47.2	51.7
Capital increase	-	-	1,431.9	-	1,431.9
Dividends distributed	34.1	-	-	(47.2)	(13.1)
Fiscal incentive reserve	-	-	418.0	-	418.0
Investments reserve	906.0	-	-	-	906.0
Additional dividends	-	-	-	3,063.3	3,063.3
At December 31, 2013	940.1	4.5	1,849.9	3,063.3	5,857.8

In order to maximize the return to shareholders the additional dividends may be paid as dividends or interest on shareholder’s equity.

(c.1) Investments reserve

The investment reserve refers to the allocation of profits in order to meet the projected business growth.

(c.2) Statutory Reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which  cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

The statutory reserve is to preserve capital resources and can only be used to offset losses or increase capital.

(c.3) Tax incentives

The Company participates in ICMS (VAT) tax benefit programs offered by various States in order to attract investments to their region, in the form of financing, VAT deferral or partial reductions of amounts due. These State programs aim to promote employment, regional decentralization, complementation and diversification of the State’s industrial framework. In these States, the grace and enjoyment periods, reductions and other conditions are provided by the tax legislation.

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible and, when distributed, may be considered part of the mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during 2013:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
AGO	03/01/2013	Interest on shareholder's equity	03/11/2013	ON	0.0524	13.1	(i)
AGO	03/01/2013	Dividends	03/11/2013	ON	0.0443	11.0	(i)
RCA	08/30/2013	Dividends	09/27/2013	ON	0.1300	2,036.0
						2,060.1

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

(c.5) Proposed dividends and additional dividends

The reserves for proposed dividends and additional dividends proposed are designed to segregate the dividends to be distributed during the following fiscal year.

The dividends and additional dividends were initially allocated due to legal aspects based on Corporate Law.

(d) Carrying value adjustments

	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Accounting adjustments for transactions between shareholders	Carrying value adjustments
Beginning balance of majority owner net investment, other than capital stock and capital reserves	-	-	-	-	24,905.9	24,905.9
Net income	-	-	-	-	2,212.1	2,212.1
Other comprehensive income
Translation reserves - gains / (losses)	(68.6)	-	-	-	294.1	225.5
Cash flow hedges - gains / (losses)	-	62.5	-	-	-	62.5
Remeasurement of postemployment benefits	-	-	202.1	-	-	202.1
Total Comprehensive income	(68.6)	62.5	202.1	-	2,506.2	2,702.2
Capital increase	(3.7)	69.8	(1,205.2)	(2,003.2)	(13,163.7)	(16,413.8)
Adjustment transaction with non-controlled	-	-	-	-	(85,242.6)	(85,242.6)
Put option to acquire interest in a subsidiary	-	-	-	(54.1)	-	(54.1)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(2,406.4)	(28.2)
Transactions among shareholsers	-	-	-	-	(1,251.7)	(1,251.7)
At December 31, 2013	(72.3)	132.3	(1,003.1)	(2,057.3)	(74,652.3)	(75,382.3)

(d.1) Fair value adjustment on available-for-sale securities

Ambev S.A. had, until the date of the Contribution of Shares, participation without significant influence on Old Ambev, which was classified as equity security available for sale and therefore valued at market value. As explained in note 1 (c) on the basis of presentation of the Ambev S.A. predecessor financial statements before the Contribution of Shares on June 17, 2013, the valuation of the stake in Old Ambev at market value was reversed to reflect the predecessor basis of accounting.

(d.2) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39 Financial Instruments: Recognition and Measurement hedge accounting rules.

(d.3) Cash flow hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 27 - Financial instruments and risks).

(d.4) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a quarterly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.5) Put option of a subsidiary interest

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On December 31, 2013 the put option held by ELJ is valued at R$2,520.7 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 are presented as Note 27 - Financial instruments and risks.

(d.6) Accounting for acquisition of non-controlling interests

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and the related book value of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the abovementioned adjustment was recognized in the Carrying value adjustments.

(e) Earnings per share

Basic and diluted earnings per share

The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev S.A. and the proportional weighted average number of shares outstanding during the year.

Diluted earnings per share is based on the net income attributable to equity holders of Ambev S.A. and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2013	2012 (i)	2011 (i)
	Common	Common	Common

Issued shares at December 31, net of treasury shares (ii)	12,678	9,694	9,694
Effect of shares options	146	146	140
Weighted average number of shares (diluted) at December 31	12,823	9,840	9,840

(i) The information related to the earnings per share calculation of 2012 and 2011 were restated to reflect the effect of capital contributions, as described in Note 1 (c).

(ii) Not considered treasury shares.

Basic and diluted earnings per share before special items

The calculation of earnings per share before special items is based on the net income before special items, attributable to equity holders of Ambev S.A..

The tables below present the calculation of earnings per share (“EPS”):

	2013	2012	2011
	Common	Common	Common

Income attributable to equity holders of Ambev	9,535.0	6,327.3	5,106.2
Weighted average number of shares (ii)	12,678	9,694	9,694
Basic EPS (i)	0.75	0.65	0.53

Income attributable to equity holders of Ambev	9,535.0	6,327.3	5,106.2
Weighted average numbers of shares (diluted)	12,824	9,840	9,833
Diluted EPS (i)	0.74	0.64	0.52

(i) Expressed in Brazilian Reais.

(ii) Ambev S.A. had 9,694 millioncommon shares outstanding immediately after ABI’s contribution of its Old Ambev common and preferred shares to Ambev S.A. in June 2013.  These 9,694 Ambev S.A common shares were reflected retrospectively in 2012 and 2011 as being outstanding both for purposes of the basic and diluted earnings per share figures shown in this table.  Later in 2013, Ambev S.A. issued another 5,969 common shares in connection with the consummation of Old Ambev’s stock swap merger with Ambev S.A.  The Ambev S.A. common shares issued in connection with the referred stock swap merger were considered from their issuance date and, therefore, represented only an additional 2,984 common shares for purposes of calculating the weighted average number of Ambev S.A. common shares for 2013.

The effect of special items on income attributable to equity holders of Ambev S.A. is R$(21.3) in 2013 (R$(25.0) in 2012 and R$(41.1) in 2011). Therefore, basic EPS before special items is R$0.75 in 2012 (R$0.66 in 2012 and 0.54 in 2011), and diluted EPS before special items is R$0.75 in 2013 (R$0.65 in 2012 and 0.53 in 2011).

(f) Destinations

At December 31, 2013, the Company has done the appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made until December 2013 were approved at the Board of Directors’ Meeting. Additionally, on January 6, 2014 (Note 34) additional dividends deducted from net income of the year-ended 2013 were proposed.

Regarding the basis for dividends, the Company believes that the predecessor basis of accounting, as well as its presentation for comparative purposes, will not affect the determination of the minimum mandatory dividend. Therefore, the Company intends to adjust the calculation basis of the minimum mandatory dividend to delete any current and future impacts on net income resulting from the adoption of this accounting practice, related to the amortization/depreciation of surplus assets or even a possible impairment of goodwill.

	2013	2012	2011
Net income	9,535.0	6,327.3	5,146.4
Accounting basis of the predecessor cost adjustment	(2,212.1)	(6,313.7)	(5,144.8)
Net income adjusted	7,322.9	13.6	1.6
Adjustment change in accounting practice	-	32.9	37.1
Retained earnings	-	14.1	26.3
Prescribed dividends	15.6	-	-
Reversal effect of revaluation of fixed assets by predecessor	39.3	-	-
Retained earnings basis for dividends and destinations	7,377.8	60.6	65.0

Dividends distributed and accrued to distribute
Dividends and Interest on capital paid based on profit	2,036.0	58.2	48.8
Interest on capital approved for distribution (Note 35)	3,978.5	-	-
Total of dividends	6,014.5	58.2	48.8
Percentage of distributed profit	82%	96%	75%

Calculation of the provision for dividend distribution for the year ended 2013:
Net income adjusted	7,377.8
Percentage of mandatory dividend in accordance with Company's bylaws	40%
Mandatory dividend in accordance with Company's bylaws	2,951.1
Dividends distributed and accrued to distribute	(2,036.0)
Dividends to distribute - Provision	915.1

22. INTEREST-BEARING LOANS AND BORROWINGS

This note disseminates contractual information on the position of loans and financing of the Company. The Note 27 - Financial instruments and risks publishes additional information with respect to exposure of the Company to the risks of interest rate and currency.

Non-current liabilities	2013	2012
Secured bank loans	449.9	243.8
Unsecured bank loans	884.1	1,462.4
Debentures and unsecured bond issues	336.6	429.7
Other unsecured loans	163.4	151.5
Financial leasing	19.5	18.6
	1,853.5	2,306.0

Current liabilities
Secured bank loans	203	65.2
Unsecured bank loans	808.9	753.8
Debentures and unsecured bond issues	-	-
Other unsecured loans	26.9	17.2
Financial leasing	1.8	1.6
	1,040.6	837.8

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most significant rates are: (i) flat rate for the Bond 2017 and debts of Banco Nacional de Desenvolvimento Economico e Social (BNDES); (ii) basket of currencies (UMBNDES) and Interest Rate (TJLP) to loans from BNDES and variable rates for loans in dollar.

At December 31, 2012 debts presented the following interest rates:

		2013			2012
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in USD fixed rate	0.51%	123.4	36.8	0.00%	-	-
Debt denominated in USD floating rate	1.48%	171.1	207.5	6.14%	147.5	270.7
BNDES basket debt floating rate (UMBNDES)	1.75%	153.2	189.2	1.76%	126.7	252.2
Other latin american currency floating rate	8.07%	17.9	11.1	6.81%	5.7	73.3
Other latin american currency fixed rate	13.00%	-	47.1	0.00%	-	-
TJLP BNDES denominated floating rate (TJLP)	7.17%	513.0	741.0	6.79%	473.8	1,077.7
Reais debt - ICMS fixed rate	3.01%	26.9	163.4	3.38%	17.2	151.5
Reais debt - fixed rate	7.07%	35.1	457.4	7.90%	66.9	480.6
Total		1,040.6	1,853.5		837.8	2,306.0

Terms and debt repayment schedule – December 31, 2013

	2013
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	652.9	203.0	190.2	107.7	70.8	81.2
Unsecured bank loans	1,693.1	809.0	450.8	348.3	85.0	-
Debentures and unsecured bond issues	336.6	-	-	57.6	279.0	-
Unsecured other loans	190.3	26.8	52.5	34.2	22.2	54.6
Finance lease liabilities	21.2	1.8	1.8	1.6	3.5	12.5
	2,894.1	1,040.6	695.3	549.4	460.5	148.3

Terms and debt repayment schedule – December 31, 2012

	2012
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	309.0	65.2	97.2	47.2	53.3	46.1
Unsecured bank loans	2,216.2	753.8	617.2	492.4	340.3	12.5
Debentures and unsecured bond issues	429.7	(0.1)	-	61.7	368.1	-
Unsecured other loans	168.7	17.3	23.4	23.8	22.0	82.2
Finance lease liabilities	20.2	1.6	2.7	5.1	5.6	5.2
	3,143.8	837.8	740.5	630.2	789.3	146.0

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants including:

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided the Company's bylaws or local law, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates;

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is usually provided a grant a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

As at December 31, 2013, the Company was in compliance with all its contractual obligations for its loans and financings.

23. EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada based on employees' salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s private pension funds and their composition.

Ambev S.A. provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2013, the Company contributed R$16.3 to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, the net liability for defined benefit plans consists of the following:

	2013	2012	2011
Present value of funded obligations	(4,681.2)	(4,748.6)	(4,047.2)
Fair value of plan assets	4,088.6	4,279.1	3,648.5
Present value of net obligations	(592.6)	(469.5)	(398.7)
Present value of unfunded obligations	(644.7)	(669.7)	(614.4)
Present value of net obligations	(1,237.3)	(1,139.2)	(1,013.1)
Unrecognized past service cost	-	-	1.6
Unrecognized assets	(285.6)	(612.2)	(571.9)
Net liability	(1,522.9)	(1,751.4)	(1,583.4)
Other long term employee benefits	(11.9)	(4.1)	(1.1)
Total employee benefits	(1,534.8)	(1,755.5)	(1,584.5)

Employee benefits amount in the balance sheet:
Liabilities	(1,558.3)	(1,780.9)	(1,602.9)
Assets	23.5	25.5	18.5
Net liabilities	(1,534.8)	(1,755.4)	(1,584.4)

The changes in the present value of the defined benefit obligations were as follows:

	2013	2012	2011
Defined benefit obligation at 1 January	(5,418.3)	(4,661.6)	(3,841.3)
Service cost	(59.9)	(52.2)	(42.5)
Interest cost	(302.2)	(287.3)	(264.5)
Acquisition through business combination	-	(76.6)	-
Gains and (losses) on settlements or reductions in benefits	25.2	0.3	9.8
Contributions by plan participants	(3.2)	(3.2)	(2.7)
Actuarial gains and (losses) - geographical assumptions	(155.1)	33.0	(60.3)
Actuarial gains and (losses) - financial assumptions	592.6	(295.1)	(345.1)
Experience adjustment	(75.9)	(8.5)	(102.2)
Exchange differences	(281.9)	(404.0)	(303.2)
Benefits paid	352.8	336.9	290.4
Defined benefit obligation at 31 December	(5,325.9)	(5,418.3)	(4,661.6)

The present value of funded obligations include R$470.5 (R$572.9 in 2012 and R$502.6 in 2011) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2013	2012	2011
Fair value of plan assets at 1 January	4,279.1	3,648.5	3,471.2
Interest Income	272.8	262.9	220.7
Administrative costs	(5.0)	(4.6)	(5.0)
Expected Return excluding interest income	(110.4)	267.8	(40.1)
Acquisition through business combination	-	48.1	-
Contributions by employer	128.0	143.3	103.1
Contributions by plan participants	3.2	3.2	3.1
Exchange differences	182.0	242.2	180.9
Curtailments, settlements and others	(308.3)	-	-
Benefits paid excluding costs of administration	(352.8)	(332.3)	(285.3)
Fair value of plan assets at 31 December	4,088.6	4,279.1	3,648.6

 Expected real return on plan assets generated a loss of R$(368.8) (gain of R$26.0 in 2012 and R$12.1 in 2011).

At December 31, 2013, the Company recorded R$23.5 up to the asset ceiling not exceeding the present value of future benefits expected to flow to the Company. Therefore, this asset does not duplicate the treatment of actuarial losses or past service cost.

The changes in the asset ceiling are as follow:

	2013	2012	2011
Asset ceiling impact at 1 January	25.5	18.5	20.9
Interest expense	2.1	(57.7)	(53.0)
Change in asset ceiling excluding amounts included in interest expense	(4.2)	64.7	50.6
Asset ceiling impact at 31 December	23.5	25.5	18.5

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2013	2012	2011
Current service costs	(59.9)	(54.6)	(48.9)
Administrative costs	(5.0)	(4.6)	(5.0)
(Gains) losses on settlements and curtailments	25.2	(1.6)	10.2
	(39.7)	(60.8)	(43.7)
Financial cost	(85.7)	(82.0)	(60.5)
Total expense for employee benefits	(125.4)	(142.8)	(104.2)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2013	2012	2011
Cost of sales	(23.2)	(22.7)	(15.5)
Sales and marketing expenses	(3.4)	(23.4)	(21.0)
Administrative income	(17.9)	(14.7)	(7.2)
Financial expenses	(80.9)	(82.0)	(60.5)
	(125.4)	(142.8)	(104.2)

The assumptions used in the calculation of the obligations are as follows:

	2013	2012	2011
Discount rate	6.6%	5.7%	6.1%
Inflation	2.7%	2.8%	3.1%
Future salary increases	3.9%	4.1%	4.0%
Future pension increases	2.7%	2.7%	2.8%
Medical cost trend rate	7,0% 9.a. reducing to 5,6%	7,4% p.a. reducing to 5,9%	7.6% p.a. reducing to 5.6%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	84	84	84
Life expectation for an over 65 years old female	86	86	86

Through its defined benefit pension plans and post-employment medical plans, the Company is exposed to a number of risks, the most significant are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate set with reference to high quality corporate yields; if plan assets underperform this yield, the Company’s net defined benefit obligation may increase. Most of the Company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the Company usually reduces the level of investment risk by investing more in assets that better match the liabilities. However, the Company believes that due to the long-term nature of the plan liabilities, a level of continuing equity investment is an appropriate element of the Company’s long-term strategy to manage the plans efficiently.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or loosely correlated with inflation, meaning that an increase in inflation could potentially increase the Company’s net benefit obligation.

Life expectancy

The majority of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

In case of funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under the pension schemes. Within this framework, the Company’s ALM objective is to match assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency. The Company actively monitors how the duration and the expected yield of the investments are matching the expected cash outflows arising from the pension obligation. The Company has not changed the processes used to manage its risks from previous periods.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2013
	Change in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(78.3)	67.2
Discount rate	50 bases points	287.8	(309.6)
Future salary increase	50 bases points	(15.8)	15.3
Longevity	One year	(161.5)	166.1

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant; economic conditions and changes therein will often affect multiple assumptions at the same time and the effects of changes in key assumptions are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plan assets at December 31, consist of the following:

	2013			2012			2011
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	21%	0%	21%	17%	0%	17%	17%	0%	17%
Corporate bonds	17%	0%	17%	20%	0%	20%	20%	0%	20%
Equity instruments	40%	0%	40%	40%	0%	40%	40%	0%	40%
Property	0%	1%	1%	0%	0%	0%	0%	0%	0%
Others	21%	0%	21%	23%	0%	23%	23%	0%	23%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev S.A. recognizes the assets of that plan (prepaid expenses) to the extent of the value of economic benefit available to Ambev S.A., from refunds or reductions in future contributions, in this case in an amount equivalent to the corresponding actuarial liabilities.

Ambev S.A. expects to contribute approximately R$103.4 to its defined benefit plans in 2014.

24. SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from economic group to receive or acquire shares of the Company.  For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 Share‑based Payment requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of share based payment includes two types of grants: (i) for the first type of grant, the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise (“Grant 1”) and; (ii) for the second type of grant, the beneficiary may exercise the options after a period of five years (“Grant 2”).

Additionally, to encourage managers to be mobile, some options granted in previous years of 2010 were modified, where the dividend protection features of such options were canceled in exchange for issuing 222 thousand options in 2013 (345 thousand options in 2012), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

As mentioned in Note 1 (b), the EGM occurred on July 30, 2013 approved the Stock Swap Merger, through which each Old Ambev common and preferred share, not owned by Ambev S.A., was exchanged for five new Ambev S.A. common shares. The holders of ADSs representing Common or Preferred shares of Old Ambev, received five Ambev S.A. ADSs for each Old Ambev ADS exchanged. This development was also considered for the comparative calculations shown below.

The weighted average fair value of the options and assumptions used in applying the Ambev  option pricing model for the 2013, 2012 and 2011 grants are as follows:

In R$	2013 (i)		2012 (i)		2011 (i)
Fair value of options granted	6.1		5.6		4.5
Share price	17.1		17.1		11.1
Exercise price	17.1		17.1		9.3
Expected volatility	32.8%		33.0%		33.7%
Vesting year	5.0		4.4		4.3
Expected dividends	de 0% a 5%		de 0% a 5%		0% to 5%
Risk-free interest rate	1,9% à 12,6%	(ii)	2,1% à 11,2%	(ii)	3.1% to 11.9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.
(ii) The percentages include the grants of stock options and ADSs during the period, in which the risk-free interest rate of ADSs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2013	2012	2011
Options outstanding at January 1	143,915	147,810	131,265
Options issued during the period	13,056	15,515	28,120
Options exercised during the period	(7,219)	(12,500)	(8,640)
Options forfeited during the period	(2,034)	(6,910)	(2,935)
Options outstanding at ended year	147,718	143,915	147,810

The range of exercise prices of the outstanding options is between R$1.83 (R$2.30 as of December 31, 2012 and R$2.38 as of December 31, 2011) and R$17.84 (R$17.84 as of December 31, 2012 and R$13.42 as of December 31, 2011) and the weighted average remaining contractual life is approximately 8.01 years (8.15 years as of December 31, 2012 and 8.59 as of December 31, 2011).

Of the 147,718 thousand outstanding options (143,915 thousand as of December 31, 2012), 34,750 thousand options are vested as at December 31, 2013 (25,210 thousand as of December 31, 2012).

The weighted average exercise price of the options is as follows:

In R$ per share	2013	2012	2011
Options outstanding at January 1	7.2	6.0	4.9
Options issued during the period	17.0	17.2	11.0
Options forfeited during the period	8.1	2.8	4.8
Options exercised during the period	2.7	2.8	2.7
Options outstanding at ended period	6.3	7.2	6.0
Options exercisable at ended period	3.3	3.8	2.6

For the options exercised during 2013, the weighted average share price on the exercise date was R$15.64.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans.

During the period, Ambev S.A. issued 4,270 thousand (4,837 in 2012) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$76.5 (R$47.5 in 2012), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2013	2012	2011
Deferred shares outstanding at January 1	11,530	6,960	-
New deferred shares during the period	4,270	4,835	7,055
Deferred shares forfeited during the period	(212)	(265)	(95)
Deferred shares outstanding at ended year	15,588	11,530	6,960

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity in Ambev S.A.’s financial statements as of December 31, 2013.

These share-based payments generated an expense of R$187.6 in the period ended December 31, 2013 (R$144.6 for the period ended December 31, 2012), recorded as Administrative expenses.

25. TRADE AND OTHER PAYABLES

Non-current	2013	2012
Trade payables	69.4	45.0
Deferred sales tax (i)	517.7	528.8
Other taxes, charges and contributions	365.2	250.5
Derivative financial instruments with negative fair values	32.5	4.2
Put option of a subsidiary interest (ii)	537.3	2,125.8
Other payables	34.8	109.7
	1,556.9	3,064.0

Current
Trade payables and accrued expenses	7,925.3	6,560.6
Payroll and social security payables	722.1	566.1
Indirect taxes payable	2,177.4	2,046.8
Deferred sales tax (i)	57.6	54.7
Interest payable	20.5	38.7
Derivative financial instruments with negative fair values	945.6	1,051.7
Dividends and interest on capital payable	1,095.2	3,099.9
Put option of a subsidiary interest (ii)	1,983.5	-
Other payables	180.3	160.8
	15,107.5	13,579.3

(i) The deferred value-added sales tax is related to the deferred scheduling of ICMS payables offered by certain states in Brazil, as part of incentive programs. The deferred percentages can be fixed depending on the program, or fluctuate between 65% to 90% in the first year, and 50% through the last year. The deferred amounts are usually indexed to a general price index.

(ii) As part of the shareholders’ agreement between Ambev S.A. and ELJ, a put option was issued that may lead to acquisition by Ambev S.A. of the remaining shares in CND.

26. PROVISIONS

	Balance as of December 31, 2012	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2013
Restructuring	4.4	0.3	4.3	(3.0)	6.0

Lawsuits tax, labor, civil and others
Civil	30.4	(0.9)	22.8	(42.8)	9.5
Taxes on sales	183.8	-	148.6	(190.8)	141.6
Income tax	151.0	3.6	153.5	(158.2)	149.9
Labor	180.1	(0.8)	208.7	(213.6)	174.4
Others	105.9	1.2	110.7	(122.5)	95.3
Total	651.2	3.1	644.3	(727.9)	570.7

Total provisions	655.6	3.4	648.6	(730.9)	576.7

	Total	1 year or less	1-2 years	2-5 years	Over 5 years
Restructuring	6.0	5.4	0.6	-	-

Lawsuits tax, labor, civil and others
Civil	9.5	1.3	2.6	5.2	0.4
Taxes on sales	141.6	44.7	30.4	62.0	4.5
Income tax	149.9	30.3	37.5	76.5	5.6
Labor	174.4	52.7	38.2	77.8	5.7
Others	95.3	10.6	26.6	54.1	4.0
Total	570.7	139.6	135.3	275.6	20.2

Total provisions	576.7	145.0	135.9	275.6	20.2

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to ICMS, IPI, PIS and Cofins taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in approximately 4,108 labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 30.

27. FINANCIAL INSTRUMENTS AND RISKS

27.1) Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev S.A. carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

The Company’s operations are subject to the risk factors described below:

(a) Market risk

a.1) Foreign currency risk

The Company incurs foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

Foreign currency risk on operational activities

As far as foreign currency risk on firm commitments and forecasted transactions is concerned, the Company’s policy is to apply cash flow hedge in transactions which are reasonably expected to occur.

The table below shows the main net foreign currency positions on December 31, 2013, and the exposure may vary from ten to fourteen months, according to the Company’s Financial Risk Management Policy. Positive values indicate that the Company is long (net future cash inflows) while negative values indicate that the Company is short (net future cash outflows).

	2013			2012
	Total exposed	Derivatives total	Open position	Total exposed	Derivatives total	Open position
Dollar	(5,605.8)	5,605.8	-	(4,746.3)	4,746.3	-
Euro	(394.1)	394.1	-	(194.9)	194.9	-
Pound Sterling	-	-	-	(22.1)	22.1	-
	(5,999.9)	5,999.9	-	(4,963.3)	4,963.3	-

Foreign currency on operating activities sensitivity analysis

As shown in the table above, the Company’s operational activities in foreign currency are protected by hedge derivative instruments, and thus the Company considers it is protected in relation to the risk of variations. regarding this risk is nil. Therefore, any variation in the prices of foreign currencies to which the Company's operations are linked, have no impact on income statement.

The estimated impact on equity from the calculation of Probable Scenario (parametric VaR) would be R$424.1; Adverse scenario (25% fluctuation) would be R$1,117.8; and Remote scenario (50% fluctuation) would be R$ 2,374.8 in the prices of foreign currencies in 2013.

a.2) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

Interest rate risk on borrowings in Brazilian Real

In July 2007, Ambev International Finance Co. (Ambev S.A.’s wholly-subsidiary) issued a Brazilian Real bond (Bond 2017), of R$300,000, which bears interest at 9.5% per year, with interest repayable semi-annually with final maturity in July 2017.

The Company entered into a fixed/floating interest rate swap to hedge the interest rate risk on the Bond 2017. These operations have been designated in a fair value hedge accounting relationship.

Interest rate on debt securities in Brazilian Real

During 2013, Ambev S.A. invested in government (fixed income) bonds. These instruments are categorized financial asset at fair value through profit as held for trading. The Company also purchased interest rate futures contracts to compensate for exposure to real interest rate on the government bonds. Both instruments are measured at fair value, with the respective variations recorded in the income statement.

The table below shows the Company’s exposure related to debts, before and after applying hedge accounting, segregated by the currency in which the debt is denominated, as well as the interest rates of the respective transactions.

	2013
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,254.0	8.2%	2,019.9
American Dollar	1.7%	721.0	1.6%	378.4
Dominican Peso	8.1%	29.0	8.1%	29.0
Interest rate postfixed		2,004.0		2,427.3

Brazilian Real	6.6%	682.7	3.5%	403.7
Dominican Peso	13.0%	47.1	13.0%	47.1
American Dollar	5.7%	160.3	5.5%	16.0
Interest rate pre-set		890.1		466.8

	2012
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	6.8%	1,527.2	6.9%	2,211.3
American Dollar	2.5%	650.1	3.4%	280.0
Dominican Peso	10.6%	189.0	10.6%	189.0
Interest rate postfixed		2,366.3		2,680.3

Brazilian Real	6.6%	695.2	5.3%	381.2
Argentinean Peso	17.0%	0.2	17.0%	0.2
Dominican Peso	12.0%	33.1	12.0%	33.1
American Dollar	5.7%	49.1	5.7%	49.1
Interest rate pre-set		777.6		463.6

Interest rate sensitivity analysis

To perform the sensitivity analysis, the Company took into account that the greatest possible impact on income / interest expense in the case of a short position in an interest rate futures contract is where the Referential Rate (“TR”) rises. Ambev S.A. estimated the possible loss, considering a scenario of variable interest rates.

•         Base scenario: fluctuation of interest rates, with all other variables remaining constant, based on the annual volatility using a horizon of observations of the last 250 days on December 31, 2013

•         Adverse scenario: 25% fluctuation of interest rates, with all other variables remaining constant

•         Remote scenario: 50% fluctuation of interest rates, with all other variables remaining constant.

	2013
	Probable scenario	Adverse scenario	Remote scenario
Interest expense impact	26.4	43.3	86.6
Interest income impact	123.0	316.5	633.1

a.3) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative instruments have been designated as cash flow hedges.

The table below shows the major commodities net positions on December 31, 2013.

	2013			2012
	Total Exposure	Total de Derivatives	Open Position	Total Exposure	Total de Derivatives	Open Position
Aluminum	(875.5)	875.5	-	(667.6)	667.6	-
Sugar	(342.9)	342.9	-	(334.8)	334.8	-
Wheat	(445.4)	445.4	-	(249.9)	249.9	-
Heating oil	(28.2)	28.2	-	(29.7)	29.7	-
Crude oil	(24.2)	24.2	-	(20.4)	20.4	-
Natural Gas	(5.6)	5.6	-	(6.8)	6.8	-
Corn	(233.4)	233.4	-	(319.9)	319.9	-
Total	(1,955.2)	1,955.2	-	(1,629.1)	1,629.1	-

Commodities sensitivity analysis

The table below shows the estimated impact on equity from the calculation of parametric VaR (Probable Scenario), 25% fluctuation (Adverse scenario) and 50% (Remote scenario) in commodities prices. As they are cash flow hedge operations, the impact in equity will generate results inversely proportional to the impact on the acquisition cost of commodities.

	2013			2012
	Probable scenario	Adverse scenario	Remote scenario	Probable scenario	Adverse scenario	Remote scenario
Aluminum	(90.3)	(218.9)	(437.8)	(77.5)	(165.1)	(330.3)
Sugar	(35.8)	(85.7)	(171.5)	(50.3)	(83.7)	(167.4)
Wheat	(50.3)	(111.4)	(222.7)	(44.4)	(62.5)	(125.0)
Heating oil	(2.8)	(7.1)	(14.1)	(3.4)	(7.2)	(14.5)
Crude oil	(2.6)	(6.0)	(12.1)	(3.0)	(5.1)	(10.2)
Natural Gas	(1.1)	(1.4)	(2.8)	(1.4)	(1.6)	(3.2)
Corn	(51.3)	(58.3)	(116.7)	(50.5)	(80.0)	(160.0)
Impact on Equity	(234.2)	(488.8)	(977.7)	(230.5)	(405.2)	(810.6)

(b) Credit Risk

Concentration of credit risk on trade receivables

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized to the extent that negotiations are carried out only with a select group of highly rated counterparties.

The selection process of financial institutions authorized to operate as the Company’s counterparties is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of December 31, 2013, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, Bradesco, Merrill Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Patagonia, Santander, Barclays and HSBC. The Company had derivatives agreements with the following financial institutions: Barclays, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú-Unibanco, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Banco Bisa, Banco de Crédito do Peru, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade and other receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2013. There was no concentration of credit risk with any counterparties as of December 31, 2013.

(c) Liquidity risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

The contractual maturities of non-derivative financial liabilities, including interest payments and derivative financial liabilities, are as follows:

	2013
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	652.9	693.1	223.3	200.3	187.6	81.9
Unsecured bank loans	1,693.1	1,820.6	883.4	483.6	453.6	-
Unsecured bond loans	336.6	473.4	29.2	29.2	415.0	-
Unsecured other loans	190.3	362.1	46.5	63.7	81.8	170.1
Finance leasing liabilities	21.2	26.6	3.0	2.9	7.7	13.0
Trade and other payable	14,487.7	14,856.3	12,995.4	82.0	218.1	1,560.8
Total	17,381.8	18,232.1	14,180.8	861.7	1,363.8	1,825.8
Derivatives financial liabilities
Interest rate derivatives	(17.6)	(17.3)	-	-	(17.3)	-
Foreign exchange derivatives	(113.2)	(232.4)	(232.3)	(0.1)	-	-
Interest rate and FX derivatives	(25.9)	(26.1)	-	(25.9)	(0.2)	-
Commodity derivatives	(210.6)	(209.1)	(204.0)	(5.1)	-	-
Total	(367.3)	(484.9)	(436.3)	(31.1)	(17.5)	-

	2012
Non derivatives financial liabilities	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-5 years	More than 5 years
Secured bank loans	309.0	329.3	72.5	102.8	106.8	47.2
Unsecured bank loans	2,216.2	2,534.1	890.3	713.0	913.5	17.3
Unsecured bond loans	429.7	689.7	129.9	81.6	478.2	-
Unsecured other loans	168.7	272.8	17.5	34.9	64.2	156.2
Finance leasing liabilities	20.1	24.2	2.7	3.7	12.4	5.4
Bank overdraft	0.1	0.1	0.1	-	-	-
Trade and other payable	13,565.6	13,760.8	10,538.2	89.7	223.6	2,909.3
Total	16,709.4	17,611.0	11,651.2	1,025.7	1,798.7	3,135.4
Derivatives financial liabilities
Interest rate derivatives	20.7	20.7	-	-	20.7	-
Foreign exchange derivatives	(413.8)	(413.8)	(413.7)	-	(0.1)	-
Interest rate and FX derivatives	(206.9)	(206.9)	(213.9)	-	7.0	-
Commodity derivatives	(84.7)	(84.8)	(84.0)	(0.8)	-	-
Total	(684.7)	(684.8)	(711.6)	(0.8)	27.6	-

(d) Capital management

Ambev S.A. is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev S.A. is not subject to any externally imposed capital requirements.  When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

27.2) Financial instruments:

(a) Financial instruments categories

Management of these financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	2013
	Loans and receivables	Held for trading	Avaiable for sale	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	11,285.8	-	-	-	-	-	11,285.8
Investment securities	-	63.8	-	288.6	-	-	352.4
Trade and other receivables excluding prepaid expenses and taxes receivable	4,953.2	-	-	-	-	-	4,953.2
Financial instruments derivatives	-	-	-	250.0	361.3	-	611.3
Total	16,239.0	63.8	-	538.6	361.3	-	17,202.7
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	2,520.7	-	10,623.1	13,143.8
Financial instruments derivatives	-	-	-	653.6	324.3	-	977.9
Interest-bearning loans and borrowings	-	-	-	-	-	2,894.1	2,894.1
Total	-	-	-	3,174.3	324.3	13,517.2	17,015.8

	2012
	Loans and receivables	Held for trading	Avaiable for sale	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	8,974.3	-	-	-	-	-	8,974.3
Investment securities	-	61.4	373.4	291.2	-	-	726.0
Trade and other receivables excluding prepaid expenses and taxes receivable	3,612.5	-	-	-	-	-	3,612.5
Financial instruments derivatives	-	-	-	200.1	171.0	-	371.1
Total	12,586.8	61.4	373.4	491.3	171.0	-	13,683.9
Financial liabilities
Trade and other payables excluding tax payables	-	-	-	2,125.8	-	11,164.4	13,290.2
Financial instruments derivatives	-	-	-	686.7	369.1	-	1,055.8
Interest-bearning loans and borrowings	-	-	-	-	-	3,143.7	3,143.7
Total	-	-	-	2,812.5	369.1	14,308.1	17,489.7

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 Fair Value Measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	2013
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	288.6	-	-	288.6
Derivatives assets at fair value through profit or loss	62.3	187.7	-	250.0
Derivatives - cash flow hedge	154.3	131.1	-	285.5
Derivatives - investment hedge	0.7	75.2	-	75.9
	505.9	394.0	-	900.0

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,520.7	2,520.7
Derivatives liabilities at fair value through profit or loss	38.4	615.2	-	653.6
Derivatives - cash flow hedge	160.9	80.5	-	241.4
Derivatives - fair value hedge	-	17.4	-	17.4
Derivatives - investment hedge	31.0	34.5	-	65.6
	230.3	747.6	2,520.7	3,498.7

	2012
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	291.2	-	-	291.2
Derivatives assets at fair value through profit or loss	33.9	166.2	-	200.1
Derivatives - cash flow hedge	32.8	67.2	-	100.0
Derivatives - fair value hedge	-	20.8	-	20.8
Derivatives - investment hedge	31.6	18.6	-	50.1
	389.5	272.8	-	662.2

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,125.8	2,125.8
Derivatives liabilities at fair value through profit or loss	40.0	646.7	-	686.7
Derivatives - cash flow hedge	87.7	156.7	-	244.5
Derivatives - fair value hedge	-	-	-	-
Derivatives - investment hedge	23.5	101.1	-	124.6
	151.2	904.5	2,125.8	3,181.6

(i) As part of the shareholders agreement between Ambev S.A. and ELJ, a sale option (“put”) and the purchase (“call”) was issued, which may result in an acquisition by Ambev S.A.  the remaining shares of CND, for a value based  on EBITDA multiples and exercisable annually until 2019. On December 31, 2013 the option of sale held by ELJ is valued at R$2,520.7 and liabilities was recorded with counterpart in net worth in accordance with the IFRS 3 Business Combinations and categorized as “Level 3”. No value has been assigned the purchase option held by the Ambev S.A.. The fair value of this consideration deferred was calculated by using standard techniques of exploitation (present value of the principal amount and interest rate futures, discounted by the market rate). The criteria used are based on market information from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in Level 3 are presented as follows:

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2012	2,125.8
Losses recognized in net income	139.5
Losses recognized in equity	255.5
Financial liabilities at December 31, 2013	2,520.7

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade and other payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$(11.6) on December 31, 2013 (R$(28.6) on December, 31 2012), as presented below:

	2013			2012
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	593.8	593.8	-	531.1	531.1	-
FINEP	86.4	86.4	-	-	-	-
BNDES/CCB	1,723.4	1,723.4	-	2,109.8	2,109.8	-
Bond 2017	279.0	290.6	(11.6)	314.0	342.6	(28.6)
Fiscal incentives	190.2	190.2	-	168.7	168.7	-
Finance leasing	21.2	21.2	-	20.2	20.2	-
Trade and other paylables	10,623.1	10,623.1	-	11,164.4	11,164.4	-
	13,517.1	13,528.7	(11.6)	14,308.2	14,336.8	(28.6)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of December 31, 2013, being approximately 96.88% for Bond 2017 (114.21% at December 31, 2012).

(d) Derivate financial instruments

To meet its objectives, the Company and its subsidiaries use currency, interest, and commodity derivative instruments. Derivative instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2013, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations of exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates during the next fourteen months. Gains and losses classified as hedging reserve in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement. This occurs in the period of up to fourteen months from the balance sheet date in accordance with the Company’s Financial Risk Management Policy.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Cash net positions and foreign currency debts are continually assessed for identification of new exposures. The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from translation of net investment in the Company's subsidiaries located abroad for translation account balance. The effective part of the hedge is allocated to equity and the ineffectiveness part is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protect the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

As of December 31, 2013 and 2012 the contracted amounts of these instruments and their respective fair values, as well as the cumulative effects in the year, are detailed in the table below:

Purpose / Risk / Instruments		Notional (i)	Fair Value		Gains/(Losses) (iii)
		2013	2013		2013
			Asset	Liability
Foreign currency	Future contracts (ii)	3,406.4	26.9	(0.7)	257.7
Foreign currency	Option to acquire	972.2	119.1	-	97.0
Foreign currency	Non Deliverable Forwards	1,081.1	96.2	(3.7)	288.2
Foreign currency	Deliverable Forwards	540.2	19.0	1.4	25.3
Commodity	Future contracts (ii)	1,051.5	14.0	(161.1)	(259.3)
Commodity	Swaps	903.7	15.2	(79.8)	(128.0)
Cash flow hedge		7,955.1	290.4	(243.9)	280.9
Foreign currency	Future contracts (ii)	2,958.4	33.9	(13.8)	231.2
Foreign currency	Option to acquire	-	-	-	(42.5)
Foreign currency	Swaps	252.0	0.6	(25.9)	(9.3)
Foreign currency	Non Deliverable Forwards	(1,277.0)	0.6	(46.0)	(26.3)
Interest rates	Future contracts (ii)	(350.0)	0.5	(0.6)	(8.2)
Interest rates	Swaps	300.0	-	(17.4)	(30.4)
Fair value hedge		1,883.4	35.6	(103.7)	114.5
Foreign currency	Future contracts (ii)	(4,141.4)	0.7	(31.0)	(386.7)
Foreign currency	Swaps / Non Deliverable Forwards	931.4	75.2	(34.5)	(43.2)
Net Investment hedge		(3,210.0)	75.9	(65.5)	(429.9)
Foreign currency	Future contracts (ii)	(52.6)	22.9	(23.5)	(26.6)
Foreign currency	Swaps / Non Deliverable Forwards	(4,206.7)	186.5	(541.3)	(181.1)
Derivatives at fair value through profit or loss		(4,259.3)	209.4	(564.8)	(207.7)
Total Derivatives		2,369.2	611.3	(977.9)	(242.2)

Purpose / Risk / Instruments		Notional (i)	Fair Value		Gains/(Losses) (iii)
		2012	2012		2012
			Asset	Liability
Foreign currency	Future contracts (ii)	3,274.1	4.4	(16.4)	462.8
Foreign currency	Option to acquire	-	-	-	43.9
Foreign currency	Non Deliverable Forwards	1,225.9	10.5	(51.4)	13.2
Foreign currency	Deliverable Forwards	463.3	-	(4.1)	21.5
Commodity	Future contracts (ii)	933.8	76.9	(107.9)	1.5
Commodity	Swaps	695.3	41.0	(92.2)	(54.1)
Cash flow hedge		6,592.4	132.8	(272.0)	488.8
Foreign currency	Future contracts (ii)	(664.2)	14.0	(14.7)	64.1
Foreign currency	Option to acquire	-	-	-	(38.4)
Foreign currency	Swaps	239.1	21.7	(180.7)	(15.7)
Foreign currency	Non Deliverable Forwards	1,351.3	19.8	(10.5)	(39.6)
Interest rates	Future contracts (ii)	(400.0)	0.2	(0.4)	(31.7)
Interest rates	Swaps	300.0	20.8	-	34.1
Fair value hedge		826.2	76.5	(206.3)	(27.2)
Foreign currency	Future contracts (ii)	(2,462.8)	31.6	(23.5)	(172.8)
Foreign currency	Swaps / Non Deliverable Forwards	-	18.6	(101.1)	(101.7)
Net Investment hedge		(2,462.8)	50.2	(124.6)	(274.5)
Foreign currency	Future contracts (ii)	(4.0)	6.0	(6.0)	3.1
Foreign currency	Swaps / Non Deliverable Forwards	(2,182.5)	105.5	(446.9)	69.5
Derivatives at fair value through profit or loss		(2,186.5)	111.5	(452.9)	72.6
Total Derivatives		2,769.3	371.0	(1,055.8)	259.7

(i) The positive positions refer to long positions and the negative positions refer to short positions.

(ii) The future contracts are traded on organized futures exchanges, while other derivative financial instruments are negotiated directly with financial institutions.

(iii) The result of R$280.9 related to cash flow hedge was recognized in equity (hedge reserves) as the result of net investment hedge in an amount of R$(429.9) which was allocated as income (losses) on translation of subsidiaries operations as presented in Other comprehensive income.

The result of the fair value hedges of R$114.5, as the result of derivatives measured at fair value though profit or loss, in the amount of R$(207.7) were recognized in income statement.

As of December 31, 2013 the Notional and Fair Value amounts per instrument/ maturity were as follows:

Purpose / Risk / Instruments		Notional
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	3,406.4	-	-	-	3,406.4
Foreign currency	Option to acquire	972.2	-	-	-	972.2
Foreign currency	Non Deliverable Forwards	1,081.1	-	-	-	1,081.1
Foreign currency	Deliverable Forwards	540.2	-	-	-	540.2
Commodity	Future contracts (i)	931.2	120.3	-	-	1,051.5
Commodity	Swaps	737.0	166.7	-	-	903.7
Cash flow hedge		7,668.1	287.0	-	-	7,955.1
Foreign currency	Future contracts (i)	2,958.4	-	-	-	2,958.4
Foreign currency	Swaps	-	252.0	-	-	252.0
Foreign currency	Non Deliverable Forwards	(1,277.0)	-	-	-	(1,277.0)
Interest rates	Future contracts (i)	-	(320.0)	(30.0)	-	(350.0)
Interest rates	Swaps	-	-	-	300.0	300.0
Fair value hedge		1,681.4	(68.0)	(30.0)	300.0	1,883.4
Foreign currency	Future contracts (i)	(4,141.4)	-	-	-	(4,141.4)
Foreign currency	Non Deliverable Forwards	931.4	-	-	-	931.4
Net Investment hedge		(3,210.0)	-	-	-	(3,210.0)
Foreign currency	Future contracts (i)	(52.6)	-	-	-	(52.6)
Foreign currency	Swaps / Non Deliverable Forwards	(4,206.7)	-	-	-	(4,206.7)
Derivatives at fair value through profit or loss		(4,259.3)	-	-	-	(4,259.3)
Total Derivatives		1,880.2	219.0	(30.0)	300.0	2,369.2

(i)   The positive positions refer to long positions and the negative positions refer to short positions.

Purpose / Risk / Instruments		Fair Value
		2014	2015	2016	2017	Total

Foreign currency	Future contracts (i)	26.2	-	-	-	26.2
Foreign currency	Option to acquire	119.1	-	-	-	119.1
Foreign currency	Non Deliverable Forwards	92.5	-	-	-	92.5
Foreign currency	Deliverable Forwards	20.4	-	-	-	20.4
Commodity	Future contracts (i)	(143.1)	(4.0)	-	-	(147.1)
Commodity	Swaps	(63.6)	(1.0)	-	-	(64.6)
Cash flow hedge		51.5	(5.0)	-	-	46.5
Foreign currency	Future contracts (i)	20.1	-	-	-	20.1
Foreign currency	Swaps	0.6	(25.9)	-	-	(25.3)
Foreign currency	Non Deliverable Forwards	(45.4)	-	-	-	(45.4)
Interest rates	Future contracts (i)	-	(0.1)	-	-	(0.1)
Interest rates	Swaps	-	-	-	(17.4)	(17.4)
Fair value hedge		(24.7)	(26.0)	-	(17.4)	(68.1)
Foreign currency	Future contracts (i)	(30.3)	-	-	-	(30.3)
Foreign currency	Non Deliverable Forwards	40.7	-	-	-	40.7
Net Investment hedge		10.4	-	-	-	10.4
Foreign currency	Future contracts (i)	(0.6)	-	-	-	(0.6)
Foreign currency	Swaps / Non Deliverable Forwards	(354.8)	-	-	-	(354.8)
Derivatives at fair value through profit or loss		(355.4)	-	-	-	(355.4)
Total Derivatives		(318.2)	(31.0)	-	(17.4)	(366.6)

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Base scenario: stable foreign exchange rate, interest rates and commodity prices at the same levels observed on December 31, 2013

2 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days for the calculation, which are presented in the module.

3 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2013.

4 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2013.

Risk factor	Financial instruments	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign currency decrease	Future contracts	26.2	(259.0)	(825.4)	(1,677.0)
Foreign currency decrease	Option to acquire	119.1	(119.1)	-	-
Foreign currency decrease	Non Deliverable Forwards	92.5	(27.7)	(177.9)	(448.1)
Foreign currency decrease	Deliverable Forwards	20.4	(18.4)	(114.6)	(249.6)
Commodity decrease	Future contracts	(147.1)	(141.0)	(409.9)	(672.8)
Commodity decrease	Swaps	(64.6)	(93.1)	(290.6)	(516.5)
Cash flow hedge		46.5	(658.3)	(1,818.4)	(3,564.0)
Foreign currency decrease	Future contracts	20.1	(224.8)	(719.5)	(1,459.1)
Dollar decrease	Swaps	(25.3)	(19.1)	(88.3)	(151.3)
Dollar and Euro decrease	Non Deliverable Forwards	(45.4)	(97.1)	(364.6)	(683.8)
Increase in tax interest	Future contracts	(0.1)	-	(0.2)	(0.3)
Increase in tax interest	Swaps	(17.4)	(22.8)	(218.7)	(204.2)
Fair value hedge		(68.1)	(363.8)	(1,391.3)	(2,498.7)
Foreign currency increase	Future contracts	(30.3)	(314.6)	(1,065.7)	(2,101.0)
Foreign currency increase	Non Deliverable Forwards	40.7	(31.6)	(192.2)	(425.1)
Net Investment hedge		10.4	(346.2)	(1,257.9)	(2,526.1)
Foreign currency increase	Future contracts	(0.6)	(4.0)	(13.8)	(27.0)
Foreign currency increase	Swaps / Non Deliverable Forwards	(354.8)	(342.8)	(1,406.5)	(2,458.1)
Derivatives at fair value through profit or loss		(355.4)	(346.8)	(1,420.3)	(2,485.1)

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	192.9	(408.1)	(1,315.6)	(2,704.7)
Input purchase		(192.9)	408.1	1,315.6	2,704.7
Commodities hedge	Decrease on commodities price	(147.1)	(234.1)	(409.9)	(672.8)
Input purchase		147.1	234.1	409.9	672.8
Foreign exchange hedge	Dollar and Euro decrease	0.7	(16.1)	(92.9)	(186.5)
Capex purchase		(0.7)	16.1	92.9	186.5
Cash flow hedge		46.5	(658.3)	(1,818.4)	(3,564.0)
Operational purchase		(46.5)	658.3	1,818.4	3,564.0
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(50.6)	(341.0)	(1,172.4)	(2,294.2)
Net debt		50.6	328.4	1,073.8	2,097.0
Interest rate hedge	Increase in tax interest	(17.5)	(22.8)	(218.9)	(204.5)
Interest expense		17.5	22.8	218.9	204.5
Fair value hedge		(68.1)	(363.8)	(1,391.3)	(2,498.7)
Net debt and interest		68.1	351.2	1,292.7	2,301.5
Net effect		-	(12.6)	(98.6)	(197.2)

Investment hedge	Dollar increase	10.4	(346.2)	(1,257.9)	(2,526.1)
Fiscal expense		(10.4)	346.2	1,257.9	2,526.1
Net Investment hedge		10.4	(346.2)	(1,257.9)	(2,526.1)
Fiscal expense		(10.4)	346.2	1,257.9	2,526.1
Net effect		-	-	-	-

Foreign exchange hedge	Dollar increase	-355.4	-346.8	-1420.3	-2485.1
Fiscal expense		355.4	346.8	1420.3	2485.1
Derivatives at fair value through profit or loss		(355.4)	(346.8)	(1,420.3)	(2,485.1)
Fiscal expense		355.4	346.8	1,420.3	2,485.1

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, through the use of market curves that impact the instrument on the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the result of the asset and liability amount generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative instruments, as of December 31, 2013 the Company held R$647.8 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$626.4 on December 31, 2012).

Offsetting financial assets and liabilities

The following financial assets and liabilities are subject to offsetting, enforceable master netting agreements and similar agreements:

	2013
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	611.3	-	611.3	(314.8)	-	296.5
Derivatives liabilities	-	(978.1)	(978.1)	314.8	49.4	(613.8)
Total Derivatives	611.3	(978.1)	(366.8)	-	49.4	(317.3)

	2012
	Amounts offset			Amounts not offset
	Assets	Liabilities	Net amounts presented	Financial instruments	Cash collateral	Net
Derivatives assets	371.1	-	371.1	(272.8)	-	98.3
Derivatives liabilities	-	(1,055.8)	(1,055.8)	272.8	35.2	(747.8)
Total Derivatives	371.1	(1,055.8)	(684.7)	-	35.2	(649.5)

For the financial assets and liabilities subject to enforceable master netting agreements or similar agreements above, each agreement between the Company and the counterparty allows for net settlement of the relevant financial assets and liabilities when both elect to settle on a net basis. In the absence of such election, financial assets and liabilities will be settled on a gross basis, however, each party to the master net agreement will have the option to settle all such amounts on a net basis in the event of default of the other part.

28. OPERATING LEASES

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

Operating leases mature as follows:

	2013	2012
Less than 1 year	62.8	66.2
Between 1 and 2 years	160.3	150.2
More than 2 years	74.1	61.8
	297.2	278.2

In 2013, the operating lease expense in the income statement amounted to R$65.2 (R$54.1 and R$44.6 in 2012 and 2011, respectively).

29. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2013	2012
Collateral given for own liabilities	1,193.9	1,178.9
Other commitments	447.2	282.0
	1,641.1	1,460.9

Commitments with suppliers	11,918.7	14,968.6
Commitments - Bond 2017	300.0	300.0
	12,218.7	15,268.6

The collateral provided for liabilities totaled approximately R$1,193.9 as at December 31, 2013 including R$546.3 of cash guarantees. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at December 31, 2013, R$647.8 in highly liquid financial investments or in cash (Note 27).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017.

Future contractual commitments as at December 31, 2013 and December 31, 2012 are as follows:

	2013	2012
Less than 1 year	3,438.3	2,893.1
Between 1 and 2 years	2,379.4	2,305.0
More than 2 years	6,401.0	10,070.5
	12,218.7	15,268.6

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 26).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	2013	2012
PIS and COFINS	363.9	306.8
ICMS and IPI	3,807.4	2,927.7
IRPJ and CSLL	10,196.2	7,583.0
Labor	135.7	146.7
Civil	161.6	174.2
Others	1,386.6	774.3
	16,051.4	11,912.7

Principal lawsuits with a likelihood of possible loss:

Goodwill

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. In June 2012, The Company presented the defense and awaits a ruling by the Administrative Council for Fiscal Resources of the Ministry of Finance (“Conselho Administrativo de Recursos Fiscais do Ministério Fazenda – CARF”). Ambev S.A. estimates the amount of possible losses in relation to this assessment to be approximately R$3.9 billion (R$3.7 billion in 2012). The Company made no provision for this purpose. In the event the Company would be required to pay these amounts, Anheuser-Busch InBev SA/NV will reimburse the Company the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as associated costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into us. We filed a defense in November 2013 and have been awaiting the first level administrative decision.  Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion as of December 31, 2013.  We have not recorded any provision in connection with this assessment.

Profits earned abroad

During the first quarter of 2005, the Company and certain of its subsidiaries received tax assessments from the Bureau of Federal Revenue of Brazil with respect to the taxation of on earnings of subsidiaries domiciled abroad. In December of 2008, the CARF issued a rulling partially favorable to the Company. The Company has not recorded any provision for this purpose. In December 2013, we received another tax assessment related to this matter.  We estimate our exposure to possible losses in relation to these assessments to be R$3.8 billion at December 31, 2013 and to probable losses to be R$32.3 million as of that date. For the year-ended December 31, 2013, Ambev S.A. estimates an amount of approximately R$3.8 billion (R$2.6 billion at December 31, 2012) classified as possible losses and R$32.3 million classified as probable losses.

Manaus Free Trade Zone - IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI. Our subsidiaries have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which decision from the Upper House of the Administrative Court is still pending.  Management estimates possible losses in relation to these assessments to be R$723.3 million as of December 31, 2013.

Irrevocable discounts granted

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS Value-Added Tax with respect to irrevocable discounts granted by the Company in January 1996 and February 1998.  These proceedings are currently before the Superior Court of Justice and the Brazilian Supreme Court.  In November 2013, we received similar tax assessments issued by the State of Pará.  Management estimates the total exposure in relation to this matter to be R$761.9 million as of December 31, 2013, which we have treated as a possible loss.

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, from certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses by companies in their final year of existence, following a merger.

Based on management assessments, no provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply. The Company estimates the possible exposure to losses on these assessments at approximately R$582 million at December 31, 2013 (R$522 million at December 31, 2012).

Subscription Warrants

Certain holders of warrants issued by Old Ambev in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. Furthermore, the holders of these warrants claim the right to receive the dividends relative to these shares since 2003 (currently approximately R$413.5 (R$367.3 as at December 31, 2012), in addition to legal fees and charges. If the Company loses all these lawsuits, it would be required to issue 172,831,574 common shares for a subscribed price substantially lower than the current market value of its shares. Based on management assessment no provision has been recorded related to these assessments.

Antitrust Matters

On July 22, 2009, CADE, the Brazilian antitrust authority, issued its ruling in connection with Administrative Proceeding in 2004 as a result of a complaint filed by Schincariol (a South American brewery and beverage maker based in Brazil) which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”.

During its investigation, the Secretariat of Economic Law of the Ministry of Justice (“SDE”) concluded that the program should be considered anticompetitive unless certain adjustments were made. These adjustments have already been substantially incorporated into the current version of the Program. The SDE opinion did not suggest any fines and recommended that the other accusations be dismissed. After the SDE opinion, the proceeding was sent to CADE, which issued a ruling against the Company involving a fine in the amount of R$352 (which was R$488 as of 31 December 2013, reflecting accrued interests (R$486 as of 31 December 2012)). The loss shall be limited to the amount of the fine and other legal fees related to this process.

The Company believes that CADE’s decision is without merit and thus has challenged it in the federal courts, which have ordered the suspension of the fine and other parts of the decision upon rendering of guarantee. The Company has already provided a letter of guarantee for this purpose. Management believes the likelihood of loss is possible and therefore has not recorded a provision.

We are also involved in other administrative proceedings with CADE and SDE, relating to the investigation of certain matters of conduct, none of which we believe contravene competition rules and regulations.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

31. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Compliance Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as reflected in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to post-employment benefits, such as retirement benefits and health and dental care. Moreover, management members are entitled to participate in Stock Option Plan (Note 24).

Total expenses related to the Company’s management members in key functions which is registered in Ambev S.A., once the service has been provided for this legal entity, are as follows:

	2013	2012	2011
Short-term benefits (i)	28.7	26.5	27.0
Share-based payments (ii)	44.5	37.5	32.2
Total key management remuneration	73.2	64.0	59.1

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).
(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 24), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Zerrenner is one of Ambev S.A.’s shareholders, and at December 31, 2013 held 9.59% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2013 and 2012, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$185.6  in the period ended December 31, 2013 (R$164.6 as of December 31, 2012), of which R$163.7  (R$146.0  as of December 31, 2012) related to active employees and R$21.9  (R$18.6 as of December 31, 2012) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of December 31, 2013 was R$313.9  (R$672.1 as of December 31, 2012) which may be used for future capital increases.

c) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63.3 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, which is under negotiation to determine the trade terms to be applied until the end of the contract on January 31, 2018, will be determined by the parties.

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$15.5 (R$12.7 as of December 31, 2012) and R$249.2 (R$215.9 as of December 31, 2012) as licensing income and expense, respectively.

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the platform of e-commerce company named “Partner AmBev”. The contract is for 2 years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

Jointly-controlled entities

The following balances represent the participation of Ambev S.A. in these entities and were included in the consolidated financial statements:

	2013	2012
Non-current assets	228.8	248.9
Current assets	99.6	117.3
Non-current liabilities	133.7	300.9
Current liabilities	254.2	229.6
Result from operations	38.7	35.4
Income attributable to shareholders	14.0	16.8

32. GROUP COMPANIES

Listed below are the main group companies. The total number of companies consolidated (fully and proportionally) is 39.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G - Av. Del	99.74%
Libertador 498, 26º andar - Buenos Aires

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. - Av. Montes	85.67%
400 e Rua Chuquisaca - La Paz

Brazil
AMBEV S.A.	Consolidating Company
Rua Dr. Renato Paes de Barros, 1017 , 3º andar
Itaim Bibi, São Paulo

AROSUCO AROMAS E SUCOS LTDA. - Avenida Buriti, 5.385	100.00%
Distrito Industrial - Manaus - AM

EAGLE DISTRIBUIDORA DE BEBIDAS S.A. - Avenida	100.00%
Antarctica, 1.891 Fazenda Santa Úrsula – Jaguariúna – SP

Canada
LABATT BREWING COMPANY LIMITED – 207 Queens Quay	100.00%
West, Suite 299 - M5J 1A7 - Toronto

Chile
CERVECERIA CHILE S.A. - Avenida Presidente Eduardo Frei	100.00%
Montalva, 9600 - Comuna de Quilicura - Santiago

Dominican Republic
COMPAÑIA CERVECERA AMBEV DOMINICANA, C. POR A.	56.84%
Av. San Martin, 279 - Apartado Postal 723 - Santo Domingo

CND - CERVECERÍA NACIONAL DOMINICANA, Autopista 30 de Mayo, Distrito Nacional	55.00%
Ecuador
COMPANHIA CERVECERA AMBEV ECUADOR S.A. - Km 14,5 –	100,00%
Vía Dauley, Av. Las Iguanas - Guayaquil

Espanha
JALUA SPAIN, S.L – Juan Vara Terán, 14 – Ilhas Canarias	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA - 43	50.00%
Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício
Mariposa, nível 4 - 01012 - Zacapa

Luxembourg
AMBEV LUXEMBOURG - 5, Gabriel Lippmann, L - 5365 Munsbach	100.00%

Paraguay
CERVECERIA PARAGUAY S.A. - Ruta Villeta KM 30 - Ypané	87.34%

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C. - Av.	100.00%
República de Panamá, 3659 San Isidro - Lima 41 – Lima

Uruguay
LINTHAL S.A. – 25 de Mayo 444, office # 401 - Montevidel	99,99%
NACIONALY MALTERIA PAYSSANDU S.A. Rambla Baltasar Brum, 2933 –	98.62%
11800 - Paysandú

MONTHIERS SOCIEDAD ANÓNIMA - Juncal 1327, ap. 2201 -	100.00%
Montevideo

33. INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

34. EVENTS AFTER THE BALANCE SHEET DATE

i) In the Minutes of the Board of Directors’ Meeting held on January 6, 2014, the members of the Company’s Board of Directors approved the distribution of (i) dividends, to be deducted from the results of the 2013 fiscal year and attributed to the minimum mandatory dividends for 2013, in the amount of R$0.10 for each share of the Company, without withholding income tax, pursuant to applicable law; and (ii) interest on own capital (“IOC”), to be deducted from the results of the 2013 fiscal year and attributed to the minimum mandatory dividends for 2013, of R$0.154 per share of the Company. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1309 per share of the Company.

The aforementioned payment shall be made as from January 23, 2014, (ad referendum of the Annual Shareholders’ Meeting relating to the 2013 fiscal year), considering the shareholding on and including January 14, 2014, with respect to BM&FBovespa, and January 17, 2014, with respect to the New York Stock Exchange, without any monetary adjustment.

ii) On January 2, 2014, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in EGMs held on such date. As a result , Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their book value. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their  sucessor, according to the law.

Old Ambev merger was concluded with no increase or decrease in Ambev S.A.’s equity or capital stock because Old Ambev was a wholly-owned subsidiary of Ambev S.A. As a result of Ambev Brasil Bebidas S.A.'s merger, Ambev S.A.'s capital stock was incresead in R$156, equivalent to Ambev Brasil Bebidas S.A.'s equity held by non-controlling shareholders. Ambev S.A.'s capital stock amounted to R$57,000,946, which also includes the capital increase approved and ratified by the Board of Directors on October 17, 2013 and December 19, 2013, according to section 8 of Ambev S.A. bylaws and section 168 of Law n. 6,404/76 due to the exercise of call options by the beneficiaries of Ambev S.A. stock option plan.

iii) On January 28, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc., who owns 50% of Bucanero S.A. (“Bucanero”), the Cuban company leader in the beer business in Cuba.

Upon closing of the transaction, Ambev S.A. indirectly became a shareholder of Bucanero, together with Corporación Alimentaria S.A., a company held by the Cuban government.

iv) In January 2014, the Argentinean peso underwent a severe devaluation. In 2013, the Argentinean operations represented 12% of the Company’s consolidated revenue and 11% of the Company’s consolidated normalized EBITDA. The 2013 Argentinean full year results were translated at an average rate of 2.5246 Argentinean pesos per brazilian real. The 2014 devaluation, and further devaluations in the future, if any, is expected to decrease the Company’s net assets in Argentina, with a balancing entry in the equity of the Company. The translation of results and cash flows of the Company’s Argentinean operations are also expected to be impacted.