Form 20-F
period 2014-12-31
AMBEV S.A.
filed 2015-03-25
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2014

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
15,716,231,115 common shares, without par value
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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014, included elsewhere in this document.  Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation.  Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, volumes, as used in this annual report on Form 20-F, include both beer (including near-beer) and CSD & NANC volumes. In addition, unless otherwise specified, our volumes refer not only to the brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting. In addition, market share data contained in this annual report on Form 20-F refers to volumes sold.

MARKET DATA

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales volumes for the relevant period to our management’s estimates of our competitors’ sales volumes for such period, as well as upon published statistical data, and, in particular the reports published and the information made publicly available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products.

i

CURRENCY TRANSLATION

In this annual report, references to “real”, “reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada.

We maintain our books and records in reais.  However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2014 of R$2.656 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period.  We have also translated some amounts from U.S. dollars and Canadian dollars into reais.  All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

•                     continued availability of financing;

•                     market and financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

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

The tables below represent the selected consolidated income statement data for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 and selected consolidated balance sheet data for the years ended December 31, 2014, 2013, 2012 and 2011 that were prepared in accordance with IFRS.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2014	2013(1)	2012(1)	2011(1)	2010(1)(2)
		(restated)
	(in R$ million)
Net sales	38,079.8	35,079.1	32,478.3	27,126.7	25,233.3
Cost of sales	(12,814.6)	(11,572.5)	(10,607.8)	(8,998.5)	(8,682.2)
Gross profit	25,265.2	23,506.6	21,870.5	18,128.2	16,551.1
Sales and marketing expenses	(9,158.8)	(8,059.9)	(7,378.9)	(6,254.1)	(6,038.3)
Administrative expenses	(1,820.0)	(1,748.3)	(1,613.2)	(1,237.3)	(1,204.5)
Other operating income/(expense)	1,629.2	1,761.6	863.6	783.2	624.7
Income from operations before exceptional items	15,915.6	15,460.0	13,742.0	11,420.0	9,933.0
Exceptional items	(89.0)	(29.2)	(50.4)	23.1	(150.8)
Income from operations	15,826.6	15,430.8	13,691.6	11,443.1	9,782.2
Net finance cost	(1,475.4)	(1,561.4)	(893.3)	(521.7)	(317.8)
Share of results of associates	17.4	11.4	0.5	0.5	0.2
Income tax expense	(2,006.6)	(2,481.4)	(2,339.7)	(2,443.1)	(2,004.4)
Net Income	12,362.0	11,399.4	10,459.1	8,478.8	7,460.2
Attributable to:
Equity holders of Ambev	12,065.5	9,557.3	6,345.7	5,146.4	4,516.5
Non-controlling interests	296.5	1,842.1	4,113.4	3,332.4	2,943.7

(1)   We have applied retrospectively the predecessor basis of accounting to the acquisition in January 2014 of the control of Cerbuco Brewing Inc., or Cerbuco, the holding company that owns controlling interest in Bucanero S.A., or Bucanero, consistent with the accounting policy for business combination between entities under common control.  We have not restated the selected financial data for the years ended December 31, 2011 and 2010 to reflect the effects of this transaction, as the impact of this restatement in those years was not considered to be material.

(2)   We have adopted IAS 19R (Employee Benefits) on January 1, 2013, and applied it retrospectively to January 1, 2011.  We did not restate the selected financial data for the year ending December 31, 2010 to reflect the adoption of IAS 19R, as such effect was not considered to be material.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2014	2013	2012	2011
		(restated)
	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(1):
- Basic	0.77	0.75	0.65	0.53
- Diluted	0.76	0.75	0.64	0.52
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2):
- Basic (R$)	0.77	0.58	0.58	0.57
- Basic (US$)	0.29	0.25	0.28	0.30
Weighted average number of shares (million shares)(3):
- Basic	15,683	12,678	9,694	9,694
- Diluted	15,820	12,824	9,840	9,833

(1)   The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to equity holders of Ambev and by adjusting the weighted average number of shares outstanding  during the year to assume conversion of all potentially dilutive shares.

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

As a preliminary step to the stock swap merger of Old Ambev with Ambev S.A., the filer of this annual report (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”), our indirect controlling shareholder, Anheuser-Busch InBev N.V./S.A., or ABI, contributed its indirectly held Old Ambev common and preferred shares to Ambev S.A. in June 2013.  Prior to such contribution, Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.  As a result, until such share contribution the results of operations and consolidated financial position of our business operations had been reflected in the consolidated financial statements of Old Ambev.  Therefore, for disclosure purposes when presenting the stock swap merger in the registration statement on Form F-4 filed with the SEC in 2013, historical selected financial data for Ambev S.A. capturing the results of operations and consolidated financial position of our business operations (which until then had been under Old Ambev) was prepared retrospectively only as from January 1, 2010.  The equivalent financial information for the year ended December 31, 2009 and as of December 31 2010 and 2009 was omitted from that registration statement, as it was neither readily available and nor would it have been possible to prepare it without unreasonable effort or expense, given significant changes in our accounting department personnel and system changes in subsequent periods.  As a result, information regarding our financial position as of December 31, 2010 is unavailable in this annual report and in the selected balance sheet data set forth below.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2014	2013(1)	2012(1)	2011(1)
		(restated)
	(in R$ million)
Non-current assets	51,414.8	48,276.2	45,592.5	39,080.2
Property, plant and equipment	15,740.1	14,005.6	12,413.7	10,375.5
Goodwill	27,502.9	27,023.7	26,647.5	23,814.2
Intangible assets	3,754.9	3,214.0	2,936.4	1,912.8
Deferred tax assets	1,392.5	1,647.8	1,428.7	1,447.1
Taxes and contributions receivable	1,161.2	474.1	375.0	377.8
Trade and other receivables	1,742.0	1,797.2	1,492.3	870.5
Other	121.2	113.8	298.9	282.3
Current assets	20,728.5	20,809.0	16,626.2	14,747.2
Inventories	3,411.3	2,835.6	2,505.5	2,238.5
Trade and other receivables	5,300.2	4,749.6	3,799.6	3,309.3
Taxes and contributions receivable	1,581.9	1,397.0	585.2	860.3
Cash and cash equivalents	9,722.1	11,538.2	9,259.3	8,145.7
Investment securities	713.0	288.6	476.6	193.4
Total assets	72,143.3	69,085.2	62,218.7	53,827.4
Shareholders’ equity	43,644.7	44,224.7	37,522.9	33,125.3
Equity attributable to equity holders of Ambev	42,221.6	42,992.5	25,397.9	23,088.1
Non-controlling interests	1,423.1	1,232.2	12,125.0	10,037.2
Non-current liabilities	6,673.8	7,507.8	9,046.8	6,280.1
Interest-bearing loans and borrowings	1,634.6	1,865.2	2,316.2	1,890.2
Employee benefits	1,757.0	1,558.3	1,780.9	1,602.9
Deferred tax liabilities	1,737.6	2,095.7	1,367.6	1,112.0
Taxes and contributions payable	610.9	883.0	779.3	743.0
Trade and other payables	390.5	673.9	2,284.7	453.6
Provisions	543.2	431.7	518.1	478.4
Current liabilities	21,824.8	17,352.7	15,649.0	14,422.0
Interest-bearing loans and borrowings	988.1	1,040.6	837.8	2,212.1
Trade and other payables	17,054.7	13,034.8	11,591.7	9,422.4
Taxes and contributions payable	3,543.7	2,235.2	2,101.5	2,673.6
Provisions	139.2	145.0	137.5	101.6
Bank overdraft	99.1	897.1	980.5	12.3
Total shareholders’ equity and liabilities	72,143.3	69,085.2	62,218.7	53,827.4

(1)   We have applied retrospectively the predecessor basis of accounting to the acquisition in January 2014 of the control of Cerbuco, the holding company that owns controlling interest in Bucanero consistent with the accounting policy for business combination between entities under common control.  We have not restated the selected financial data for the years ended December 31, 2011 and 2010 to reflect the effects of this transaction, as the impact of this restatement in those years was not considered to be material.

Other Data

	As at and for the Year Ended December 31,
	2014	2013(1)	2012(1)	2011(1)	2010(1)(2)
		(restated)
	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(3)	(1,096.3)	3,456.3	977.2	325.2	N/A
Cash dividends and interest on shareholders’ equity paid	12,059.6	7,333.7	5,619.3	5,491.1	5,005.4
Depreciation and amortization(4)	2,392.5	2,105.1	1,953.1	1,662.1	1,805.6
Capital expenditures(5)	4,493.1	3,810.3	3,017.9	3,200.2	2,286.8
Operating cash flows - generated(6)	15,895.7	15,314.8	14,316.4	12,668.2	10,020.9
Investing cash flows - used(6)	(4,768.0)	(3,811.3)	(5,721.0)	(186.9)	(3,174.3)
Financing cash flows - used(6)	(13,143.8)	(9,506.7)	(7,825.3)	(10,667.7)	(4,836.2)
Other Operating Data:
Total production capacity - Beer – million hl(7)	199.7	194.5	192.6	176.5	163.3
Total production capacity - CSD & NANC - million hl(7)	92.6	85.9	87.0	86.2	83.7
Total beer volume sold - million hl(8)	124.7	120.1	123.7	118.7	119.2
Total CSD & NANC volume sold - million hl(8)	47.0	46.4	47.4	46.3	46.0
Number of employees(9)	51,871	53,581	51,888	46,503	44,924

(1)   We have applied retrospectively the predecessor basis of accounting to the acquisition in January 2014 of the control of Cerbuco the holding company that owns controlling interest in Bucanero consistent with the accounting policy for business combination between entities under common control.  We have not restated the selected financial data for the years ended December 31, 2011 and 2010 to reflect the effects of this transaction, as the impact of this restatement in those years was not considered to be material.

(2)   We have adopted IAS 19R (Employee Benefits) on January 1, 2013, and applied it retrospectively to January 1, 2011. We did not restate the selected financial data for the year ending December 31, 2010 to reflect the adoption of IAS 19R, as such effect was not considered to be material.

(3)   Represents total current assets less total current liabilities.

(4)   Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(5)   Represents cash expenditures for property, plant, equipment and intangible assets.

(6)   Operating, investing and financing cash flow data is derived from our consolidated cash flow statements contained in our audited consolidated financial statements.

(7)   Represents our available production capacity at year-end; capacity can vary from year to year depending on mix; “hl” is the abbreviation for hectoliters.

(8)   Represents our full-year volumes.

(9)   Includes all our production- and non-production-related employees.

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

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2010	1.881	1.655	1.756	1.666
2011	1.902	1.535	1.677	1.876
2012	2.112	1.702	1.955	2.044
2013	2.446	1.953	2.174	2.343
2014	2.740	2.197	2.360	2.656

Source:  Central Bank.

	Reais per U.S. Dollar
Month	High	Low
September 2014	2.452	2.232
October 2014	2.534	2.391
November 2014	2.614	2.484
December 2014	2.740	2.561
January 2015	2.711	2.575
February 2015	2.881	2.689
March 2015 (until March 17)	3.268	2.865

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

Exchange Controls

There are no restrictions on ownership of the ADSs or the preferred shares or common shares by individuals or legal entities domiciled outside Brazil.  However, the right to convert dividend payments, interest on shareholders’ equity payments and proceeds from the sale of preferred shares or common shares into foreign currency and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation which generally requires, among other things, that relevant investments be registered with the Central Bank and the Comissão de Valores Mobiliários (the Brazilian Securities Commission), or the CVM.

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

Under Brazilian law relating to foreign investment in the Brazilian capital markets, or the Foreign Investment Regulations, foreign investors registered with CVM, and acting through authorized custodial accounts managed by local agents may buy and sell shares on Brazilian stock exchanges without obtaining separate certificates of registration for each transaction.  Foreign investors may register their investment under Law No. 4,131/62, as amended, or Law No. 4,131, or Resolution No. 4,373, dated September 29, 2014, or Resolution No. 4,373, of the Conselho Monetário Nacional (National Monetary Council), or the CMN.

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

Portfolio foreign investments are regulated by Resolution No. 4,373 and CVM Instruction No. 325, which is currently being updated by the CVM in order to reflect the provisions of Resolution No. 4,373.

Under Resolution No. 4,373, foreign investors may invest in almost all financial assets and engage in almost all transactions available in the Brazilian financial and capital markets, provided that certain requirements are fulfilled.  In accordance with Resolution No. 4,373, the definition of a foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.

In order to become a Resolution No. 4,373 investor, a foreign investor must:

•                     appoint at least one representative in Brazil, with powers to perform actions relating to its investment;

•                     appoint an authorized custodian in Brazil for its investments, which must be a financial institution or entity duly authorized by the Central Bank or CVM;

•                     appoint a tax representative in Brazil;

•                     through its representative in Brazil, register itself as a foreign investor with the CVM; and

•                     through its representative in Brazil, register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of Resolution No. 4,373 must be registered with the Secretaria da Receita Federal (the Brazilian Internal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,470 of May 30, 2014, and RFB Normative Instruction No. 1,548 of February 13, 2015.

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York, as depositary for the ADS programs of Ambev, or the Depositary, with respect to the ADSs to be maintained by the custodian on behalf of the Depositary, the custodian and the Depositary will be able to convert dividends and other distributions with respect to the Ambev shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.  In the event that a holder of ADSs exchanges such ADSs for Ambev shares, such holder will be entitled to continue to rely on the Depositary’s registration for only five business days after such exchange.  After that, such holder must seek to obtain its own registration pursuant to Law No. 4,131 or Resolution No. 4,373.  Thereafter, unless any such holder has registered its investment with the Central Bank, such holder may not convert into foreign currency and remit outside Brazil the proceeds from the disposition of, or distributions with respect to, such Ambev shares.

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

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation.  Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy.  The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 6.5% in 2010, 6.1% in 2011, 6.2% in 2012, 5.6% in 2013 and 6.2% in 2014.  Brazil may experience high levels of inflation in the future.  There can be no assurance that recent lower levels of inflation will continue.  Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies.  For example, in 2010, the real appreciated by 4.5% resulting in an exchange rate of R$1.666 per US$1.00 as of December 31, 2010.  However, since 2011 the real has been depreciating continuously, having depreciated by 12.5%, 8.9%, 14.6% and 13.4% against the U.S. dollar in 2011, 2012, 2013 and 2014, respectively, closing at R$2.656 per U.S. $1.00 as of December 31, 2014. As of March 17, 2015, the exchange rate was R$3.268 per US$1.00.

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

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.  Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages and soft drinks, and the recently experienced instability and economic uncertainty in Brazil may lead to such negative impacts on our operations and financial results.

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

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2014.  An increase in commodities prices directly affects our consolidated operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2014	Fluctuation
Aluminum (US$/ton)	2,107.00	1,677.00	1,895.95	25.6%
Sugar (US$ cents/pounds)	18.32	13.50	16.34	35.7%
Corn (US$ cents/bushel)	515.75	320.75	415.26	60.8%
Wheat (US$ cents/bushel)	731.75	474.00	587.87	54.4%
PET (US$/ton)	1,299.50	1,008.13	1,214.71	28.9%

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

In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels.  Federal taxes were increased in October 2012 based on price-to-consumer researches.  In addition, in April 2013 an aggregate increase of two percentage points was approved to the rates of the following federal taxes as applicable to beer: (1) the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, (2) the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution, and (3) the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS.  Moreover, in 2013 the following five Brazilian states increased their rates for the State Value-Added Tax on the Distribution of Goods and Services (Imposto sobre Circulação de Mercadorias e Serviços), or the ICMS Value-Added Tax, applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso and the Federal District.  In addition, in January 2014, the state government of Bahia increased the ICMS Value-Added Tax rate applicable to beer.  No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil.  An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.  The federal government issued regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE”, in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry.  The installation of this equipment in the production lines has been completed and it covers more than 98% of our total volume.  The objective of reducing tax evasion is being achieved for federal taxes.  State governments have started using data from the SICOBE in order to identify potential state tax evasion; however this procedure is still being implemented by states and only a few sanctions have been issued to date.

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

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which in 2014 corresponded to 18.3% of our consolidated results of operations.  LASI is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability.  A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation.  In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.  Additionally, in 2014 the Argentinean peso underwent a significant devaluation, losing 15.7% of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations.  The 2014 devaluation of the peso relative to the real, and further devaluations of the peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.  See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates.”

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt. The full consequences of the default on Argentina’s political and economic landscape, and on our operations there, are still unclear.  The devaluation of the Argentine peso, along with inflation and deteriorating macroeconomic conditions in Argentina, could have, and may continue to have, a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina.  If the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina, our liquidity and operations, and our ability to access funds from Argentina could be adversely affected.

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

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters.  We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.  Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at certain points of sale (e.g., highways and sales near schools), prohibiting the sale of CSDs in schools and imposing restrictions on advertisement of alcoholic beverages.  The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.  In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages.  These rules and restrictions may adversely impact our results of operations.  For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation” and “Item 8. Financial Information—Legal proceedings—Alcohol Litigation.”

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages.  Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates.

We have historically reported our consolidated results in reais.  In 2014, we derived 36.0% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company).  Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet.  Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.  For example, in 2014 the Argentinean peso underwent a significant devaluation, losing 15.7% of its value relative to the real.  This recent devaluation of the Argentine peso, and further devaluations of this currency in the future, if any, will decrease the value we record in our consolidated financial statements for our net assets in Argentina given that our functional currency is the Brazilian real.  The translation of the results of operations and cash flows of our operations in Argentina will also be impacted accordingly.

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

If we do not successfully comply with laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation and sales to suffer.

Although we are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business, there is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or the FCPA.

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

Despite the new Brazilian Antibribery Act, Brazil still has a perceived elevated risk of public corruption, which may, to a certain degree, leave us exposed to potential violations of the FCPA or other anti-bribery laws.  For example, a number of high profile corporate corruption allegations have surfaced, principally since the beginning of 2014.  In that respect, Brazilian authorities currently investigating alleged corruption cases have recently issued a list of companies that had contracted consulting services from a firm part-owned by a former elected government official who has been subject to prosecution. There is no suggestion that these services were illicit or were contracted for purposes of perpetuating an illegal act.  We have, in the past, hired the services of this consulting firm and have been cited among these consultant’s clients. We have reviewed our internal control and compliance procedures in relation to these services and have not identified any evidence of misconduct.

  Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, which includes a strict requirement prohibiting our employees and agents from violating these laws, there remains some degree of risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating potential misconduct. Another potential fall out from having our name or brands associated with any misconduct is adverse press coverage, which, even if unwarranted or baseless, could damage our reputation and sales. Therefore, if we become involved in any investigations under the FCPA, the Brazilian Antibribery Act or other applicable anti-corruption statutes, our business could be adversely affected.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 36.0% (R$13.7 billion) of our total net revenues of R$38.1 billion in 2014 came from our foreign subsidiaries.  In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used.  In a number of countries, for example, television is a prohibited medium for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated.  Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Negative publicity focusing on our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions.  If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease.  In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries.  This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking, drinking while pregnant and health consequences resulting from the misuse of beer (for example, alcoholism), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity).  Factors such as negative publicity regarding the consumption of beer, other alcoholic beverages or soft drinks, publication of studies indicating a significant health risk from consumption of those beverages, or changes in consumer perceptions affecting them could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers.  To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition.  As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to labor rights and local work conditions.  Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

We rely on key third‑party suppliers, including third‑party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles.  We seek to limit our exposure to market fluctuations in these supplies by entering into medium‑ and long-term fixed‑price arrangements.  We have a limited number of suppliers of aluminum cans, glass and PET bottles.  Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies.  Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks, and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers.  If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of and for December 31, 2014, included elsewhere in this annual report, for a description of our material litigation contingencies.  Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil and Canada have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage for us, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

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

We also face water scarcity and quality risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. We have implemented an internal strategy in order to considerably reduce the use of water in our operative plants, however, as demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

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

In January 2014, one of our wholly-owned subsidiaries acquired from our indirect controlling shareholder, ABI, a 50% equity interest in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba. Bucanero is operated as a joint venture in which we appoint the general manager. Its main brands are Bucanero and Cristal.  In contrast to the 124.7 million hectoliters of beer sold by us in 2014, Bucanero sold only 1.3 million hectoliters in that year.  Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to, and sold by certain distributors in, other countries outside Cuba (but not the United States).  Bucanero also imports and sells in Cuba a quantity of beer products produced by certain of our non-U.S. affiliates that in total represented less than 5,000 thousand hectoliters in 2014.

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

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, cyber attacks, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

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

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 71.7% of our total and voting capital stock (excluding treasury shares) as of December 31, 2014.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2014.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, or the Ambev Shareholders’ Agreement, and (2) ABI is jointly controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, or the Braco Group, and the founding families that were the former controlling shareholders of Interbrew N.V./S.A. (as ABI was then denominated), or the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

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

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income as presented in our parent company (individual) financial statements prepared under IFRS.  The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries.  Therefore, that net income may not be available to be paid out to our shareholders in a given year.  In addition, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition.  While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.  Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.  It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

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

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of Ambev’s ADS program, or the Depositary, has in Brazil, which permits it to convert dividends and other distributions with respect to the Ambev common shares underlying the Ambev ADSs into foreign currency and remit the proceeds of such conversion abroad.  If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange.  After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration.  In addition, gains with respect to Ambev common shares will be subject to a less favorable tax treatment unless you obtain your own certificate of foreign capital registration or register your investment in the Ambev common shares with the Central Bank pursuant to Resolution No. 4,373.  For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”  For a more complete description of Brazilian tax regulations, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil.  In addition, substantially all of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or these other persons within the United States or other jurisdictions outside or to efficiently enforce against us or these other persons judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain formal and procedural conditions are met (including non-violation of Brazilian national sovereignty, public policy and “good morals”), holders of our ADSs may face greater difficulties in protecting their interests in the context of legal, corporate or other disputes between them and us, our directors and/or our executive officers than would shareholders of a U.S. corporation.  In addition, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

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

ITEM 4.                INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530‑001, São Paulo, SP, Brazil, and its telephone number and email are: (5511) 2122-1414 and ir@ambev.com.br.

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

In the mid 1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including the South America, Central America and the Caribbean.

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil, and since then we have been distributing these products throughout that country. Our PepsiCo franchise agreement for Brazil expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms if certain conditions set forth in that agreement are met.  In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Peru and the Dominican Republic.

In the early 2000s, we acquired a 40.5% economic interest in Quinsa and the joint control of that entity, which we shared temporarily with Beverages Associates (BAC) Corp., or BAC, the former sole controlling shareholder of Quinsa.  This transaction provided us with a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and also set forth the terms for our future acquisition of Quinsa’s full control from BAC.  In April 2006, we increased our equity interest in Quinsa to 91% of its total share capital, after which we started to fully consolidate Quinsa upon the closing of that transaction in August 2006.

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

Recent Acquisitions in Latin America

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

On May 11, 2012, we concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., or CND, to create the leading beverage company in the Caribbean through the combination of our businesses in the region.  Our initial indirect interest in CND was acquired through a cash payment and the contribution of Ambev Dominicana.  Separately, we acquired an additional 9.3% stake in CND from Heineken N.V., when we became the owner of a total indirect interest of 51% in CND.  During 2012 and 2013, we acquired additional stakes in CND, as provided under the 2012 deal terms for our investment in that entity.  As of December 31, 2014, we owned an aggregate 55.0% indirect interest in CND.

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a 50% equity interest in Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba. Bucanero is operated as a joint venture in which we appoint the general manager. Its main brands are Bucanero and Cristal.  Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to, and sold by certain distributors in, other countries outside Cuba (but not the United States).  Bucanero also imports and sells in Cuba a small quantity of beer products produced by certain of our non-U.S. affiliates that in total represented less than 5,000 hectoliters in 2014.

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

Stock Swap Merger of Old Ambev with Ambev S.A.

On July 30, 2013, the minority shareholders of Old Ambev approved a stock swap merger of Old Ambev with us, according to which each and every issued and outstanding common and preferred share of Old Ambev not held by Ambev S.A. (including in the form of ADSs) was exchanged for five newly issued common shares of Ambev S.A. (including in the form of ADSs).  As a result of the stock swap merger, Old Ambev became a wholly- owned subsidiary of Ambev S.A., which continued the same operations of Old Ambev.  The ratio adopted for the stock swap merger did not result in any ownership dilution in the equity interest held in us by our minority shareholders, including our former non-voting preferred shareholders, who were granted a separate class vote on the transaction without the interference of our controlling shareholder.

The stock swap merger combined our former dual-class capital structure, comprised of voting common shares and non-voting preferred shares, into a new, single-class capital structure, comprised exclusively of voting common shares.  The purpose of this transaction was to simplify our corporate structure and improve our corporate governance, with a view to increasing liquidity for all shareholders, eliminating certain administrative, financial and other costs and providing more flexibility for the management of our capital structure.  As a result of the stock swap merger, all shareholders of Old Ambev, including former holders of that company’s non-voting preferred shares, gained access to the same rights and privileges enjoyed by Old Ambev’s common shareholders, including full voting rights and the right to be included in a change-of-control tender offer under the Brazilian Corporation Law that ensures that holders of common stock are offered 80% of the price per share paid to a selling controlling shareholder in a change-of-control transaction.

Upstream Merger of Old Ambev with and into Ambev S.A.

In January 2014, and as a subsequent step of the stock swap merger, an upstream merger of Old Ambev and one of its majority-owned subsidiaries with and into Ambev S.A. was consummated.  This upstream merger had no impact on the shareholdings that our shareholders held in us.  As a result of this upstream merger, our corporate structure was simplified.

B.            Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates.  We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 17 countries across the Americas.  We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business segments, as follows:

•     Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba and Guatemala (which also serves El Salvador and Nicaragua);

•     Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador; and

•     Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2014:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2014		2013		2012
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Latin America North	26,470.7	69.5%	23,767.3	67.8%	22,196.8	68.3%
Brazil	24,382.9	64.0%	22,040.8	62.8%	20,977.9	64.6%
Beer Brazil	20,468.7	53.8%	18,407.1	52.5%	17,598.4	54.2%
CSD & NANC	3,914.2	10.3%	3,633.7	10.4%	3,379.5	10.4%
HILA-Ex	2,087.8	5.5%	1,726.5	4.9%	1,218.9	3.8%
Latin America South	6,955.7	18.3%	7,051.7	20.1%	6,250.7	19.2%
Canada	4,653.4	12.2%	4,260.1	12.1%	4,030.8	12.4%
Total	38,079.8	100.0%	35,079.1	100.0%	32,478.3	100.0%

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (’000 hl) Year Ended December 31,
	2014		2013		2012
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Latin America North	125,418.3	73.0%	120,415.4	72.3%	123,643.2	72.2%
Brazil	117,508.9	68.4%	113,148.0	68.0%	117,500.0	68.7%
Beer Brazil	86,903.9	50.6%	82,973.9	49.8%	86,700.0	50.7%
CSD & NANC	30,605.0	17.8%	30,174.1	18.1%	30,800.0	18.0%
HILA-Ex	7,909.4	4.6%	7,267.4	4.4%	6,143.2	3.6%
Latin America South	36,826.4	21.4%	36,917.7	22.2%	38,100.0	22.3%
Canada	9,520.9	5.5%	9,135.2	5.5%	9,400.0	5.5%
Total	171,765.7	100.0%	166,468.3	100.0%	171,143.2	100.0%

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

	2014 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2014
Latin America North	24.7%	23.4%	23.0%	28.9%	100%
Brazil	25.0%	23.4%	22.8%	28.8%	100%
Beer Brazil	25.3%	23.3%	22.6%	28.8%	100%
CSD & NANC	24.1%	23.7%	23.3%	29.0%	100%
HILA-Ex	20.5%	24.1%	25.5%	30.0%	100%
Latin America South	27.7%	19.6%	22.7%	30.0%	100%
Canada	18.9%	28.5%	28.7%	24.0%	100%
Total	25.0%	22.9%	23.2%	28.9%	100%

Description of the Markets Where We Operate

Latin America North

Brazil
The Brazilian Beer Market

In 2014, Brazil was one of the world’s largest beer markets in terms of volume, reaching 127.4 million hectoliters, according to our estimates.  Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles.  The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

In 2014, according to our estimates, we had a 68.2% share of the Brazilian market in terms of beer sales volumes, mainly through our three major brands, Skol, Brahma and Antarctica.  Our closest competitors in Brazil are: Cervejaria Petrópolis with a 12.1% market share; Brasil Kirin with a 9.4% market share; and Heineken, with a 8.5% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale.  Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 147 operations, and (2) our proprietary direct distribution system, involving more than 107 distribution centers spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy.”

Near-Beer

                Some of our recent innovations have stretched beyond typical beer consumption occasions, such as Skol Beats Senses, a sweeter beverage with higher alcohol content. These innovations are designed to grow the near-beer category and improve our market share of alcoholic beverage categories other than beer, by addressing changing consumer trends and preferences.

The Brazilian CSD & NANC Markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks and ready-to-drink teas.  The CSD segment is the most significant to our business representing approximately 90% of the profits of our CSD & NANC unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 51.6% of the market), (2) guaraná, (3) orange, and (4) lime.  Most CSDs in Brazil are sold in supermarkets in 2-liter non-returnable PET bottles, for in-home consumption.  The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company.  In 2014, according to our estimates The Coca-Cola Company family of brands had a 60.0% market share in the Brazilian CSDs market, while we had an 18.8% market share.  In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”.  The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment with a 10.3% market share in 2014, and Pepsi Cola with a 4.5% market share in that year, in each case according to our estimates, which is sold under the exclusive production and bottling agreements with PepsiCo.  Our CSD portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion and Monster, under license from Monster Energy Company, in the energy drinks market.

Our CSD & NANC products are sold in Brazil through the same distribution system used for beer.

HILA-Ex (Central America and the Caribbean)
Central America

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

In all of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva, Brahva Beats, Brahva Light, Extra, Budweiser, Becks, Corona & Stella Artois beer brands in Central America, which are distributed through The Central America Bottling Corporation, or CabCorp, distribution system, jointly with CabCorp’s CSDs portfolio.  According to our estimates, the total annual sales volume of these beer markets was 6.3 million hectoliters in 2014.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12 oz. can. Our main competitor in Cuba is State Brewery. We currently sell Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 2.2 million hectoliters in 2014.

In the Dominican Republic, the annual sales volume of the beer market was 3.7 million hectoliters in 2014, according to our estimates.  The main packaging presentation in the Dominican beer market is the returnable, 650-milliliter and 1-liter glass bottles, which is predominantly sold in small retail stores.  We currently lead the beer market in the Dominican Republic after our acquisition of CND, with leading portfolio brands such as Presidente, Brahma Light, President Light, Bohemia, The One, Corona, Stella Artois and Budweiser.

Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 5.5 million hectoliters in 2014.  The main packaging presentation in the Dominican CSD market is the returnable, half-liter bottle (glass/PET), which is predominantly sold in small retail stores.  The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup (which adopts a low price strategy).  We are currently the third player.

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

We serve more than 321,000 points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 16.8 million hectoliters in 2014.  With a population of approximately 42 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years, but experienced a slight decrease in 2014, reaching a per capita consumption of 40.0 liters in 2014, which is slightly below the 40.9 liters recorded in 2013.  Since 2000, Beer has become the number one selling alcoholic beverage in Argentina in terms of hector hectoliters sold, according to our estimates.

In Argentina, 33.6% of our beer volumes is distributed directly by us and 66.4% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the one liter returnable glass bottles, which accounts for 91.9% of our sales.

According to our estimates, on-premise consumption represented 15.0% of beer volumes in Argentina in 2014, and supermarkets sales represented 13.9% of beer volumes.  The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Cristal, Brahma and Stella Artois.  We are the leading beer producers in Argentina with 78.1% market share in 2014, according to our estimates.  Our main competitor in Argentina is Compañía Cervecerías Unidas S.A. which held an approximate 18.4% market share in 2014 according to our estimates.

The Argentine CSD Market

According to our estimates, in 2014 annual sales volume of the Argentine CSD market was 42.6 million hectoliters.  Per capita CSD consumption decreased in Argentina in 2014 with 101.3 liters consumed in 2014 versus 103.1 liters in 2013, both of which were less than the 103.6 liters consumed in 2012.  In Argentina, 47.7% of our CSD volume is distributed directly by us and 52.3% is distributed through exclusive third-party distributors.  Non-returnable bottles represent 87.3% of our CSD sales in that country.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi.  We had a 20.8% share of the Argentine CSD market in 2014, according to our estimates, and were second in that market only to The Coca-Cola Company.

Bolivia
The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.6 million hectoliters in 2014.  The Bolivian market is strongly influenced by macroeconomic trends and governmental, regulatory and fiscal policies.

In Bolivia, 0.9% of our beer volumes is directly distributed by us and 99.1% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottles, which accounts for 75.9% of our sales.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari.  We are the leading beer producer in Bolivia with a 97.6% market share.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB Miller plc, 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2014, the annual sales volume of the Bolivian CSD market was 5.3 million hectoliters.  Per capita consumption decreased slightly from 53.7 liters in 2013 to 50.8 liters in 2014.  38.9% of our CSD volumes in Bolivia is directly distributed by us and 61.1% is distributed through exclusive third-party distributors, while 96.9% of our CSD sales in that country are through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 7.7 million hectoliters in 2014.  Beer consumption in Chile has increased every year since 2009.  Our most important beer brands in Chile are Becker, Báltica and Stella Artois, where our market share has been growing in the last years.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.3 million hectoliters in 2014.  Our estimate of sale volume in Paraguay does not attempt to account for contraband, an activity for which that country is notorious.

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

In Paraguay, 69.2% of our beer volumes is directly distributed by us and 30.8% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the can, which accounts for 49.4% of our sales.

Our most important beer brands in Paraguay are Brahma and Ouro Fino, with our market share being 89.6% in 2014, according to our estimates.  In March 2009, we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay
The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.0 million hectoliters in 2014.  Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 40.8% of our beer volumes is directly distributed by us and 59.2% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounts for 85.4% of our sales.

Our most important beer brands in Uruguay are Pilsen and Patricia, with our market share being 96.6% in 2014, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2014 the annual sales volume of the Uruguayan CSD market was 4.3 million hectoliters.  The market growth in 2014 was a result of a recovery in the economy and also of higher market investments coming from A-brands.  Per capita consumption reached 113.0 liters in 2014 according to our estimates.

In Uruguay, 44.3% of our CSD volume is directly distributed by us and 55.7% is distributed through exclusive third-party distributors.  Non-returnable bottles account for 82.4% of our sales in that country.  Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Ecuador
The Ecuadorian Beer Market

According to our estimates, our share of the Ecuadorian beer market in urban centers was approximately 16% in 2014.  The main packaging presentation in the Ecuadorian beer market is the returnable, 600-milliliter glass bottle, predominantly sold in small retail stores.  The market leader is SABMiller.

Our main beer brands in Ecuador are Brahma and Budweiser, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and Quito, and third-party distributors around the country.

Peru
The Peruvian Beer Market

According to our estimates, our share of the Peruvian beer market in urban centers was approximately 4% in 2014.  The main packaging presentation is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores.  The market leader is SABMiller.

Our main beer brands in Peru are Brahma Löwenbräu, Corona, and Stella Artois and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

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

According to our estimates, the annual sales volume in the Canadian beer market was 22.0 million hectoliters in 2014, of which Labatt, the market leader, had a volume share of 42.1%.  The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, and the 355-milliliter aluminum can, which is predominantly sold in privately owned and government owned retail stores in addition to privately owned on-trade establishments.  Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee.  Our distribution system in Canada is structured in different ways across the country, as further explained below.

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

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev N.V./S.A. (as ABI was then denominated) and Anheuser-Busch, in February 2009 InBev N.V./S.A.’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt.  At that time, KPS Capital Partners, LP, or KPS received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so.  Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012.  During 2011 and the first quarter of 2012, KPS volumes were phased out to Molson Coors Canada as part of the production agreement signed in August 2010.  Separately, in order to ensure that we are adequately compensated, ABI also agreed to indemnify us in connection with certain events related to the perpetual license.  See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Licensing Agreements.”

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

For the rest of our needs, our most significant malt supplier is Cooperativa Agroindustrial Agraria.  Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

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

Non-malted Cereals

Corn syrup is purchased from Ingredion, Cargill and Tereos Syral.  Corn is purchased to produce grits in-house in some plants and corn grits and rice are purchased in other plants from local suppliers and are generally widely available.

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

Guaraná Berries

We have a 1,070 hectare farm that provides us with fifteen tons of guaraná seeds (berries) per year, or about 5% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil.  The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region.  Approximately 60 thousand seedlings are donated per year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others.  The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional sourcing entity.  We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Juices

Orange, lemon and grape are purchased in Brazil from Louis Dreyfus Commodities and Cutrale, in Argentina from San Miguel and in Mexico from Citrojugo.

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

Our main aluminum can suppliers are Rexam and Crown.  Our main glass bottles suppliers are Verallia (part of St. Gobain group), Owens-Illinois Glass Containers and Vidroporto, and part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility.  We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement.  Plastic closures are principally purchased from America Tampas (former Crown-Cork) and Ravi.  PET pre-forms are principally purchased from Plastipak, Lorenpet group (CPR, Centralpet, LEB and Lorenpet), Logoplaste and Amcor.  Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco), but part of the volume used is produced by Mecesa, Aro and Tapon Corona (Mexico).  These producers also supply some of our HILA-Ex operations as well as Allucaps (Mexico), Pelliconi (USA), Tapas Antillanas (Dominican Republic) and Fadesa (Ecuador).

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

Licenses

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up and Gatorade.  The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for an additional ten-year term if certain conditions set in that agreement are met. See “Item 10. Additional Information—C. Material Contracts—License Agreements.”  We also have agreements with PepsiCo to manufacture, bottle, sell, distribute and market some of its brands in the Dominican Republic and in some regions of Peru.  Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and Bolivia.  In 2014, sales volumes of PepsiCo products represented approximately 33% of our total CSD & NANC sales volumes in Brazil, nearly 75% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Argentina, Peru, Bolivia and Uruguay.

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2014, the Anheuser-Busch brands sold by Labatt represented approximately 60% of Labatt’s total sales volumes.  According to our estimates, the Budweiser brand is currently the largest selling brand in terms of volume in Canada.

We also have a license agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser in Brazil.  We also have certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Peru and Uruguay, and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru, Guatemala, El Salvador, Panama, Nicaragua and Canada.

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

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2014, represented as a percentage of gross sales, was: 42.8% in Brazil; 21.3% in Canada; 19.3% in Central America; 36.9% in Ecuador; 32.4% in Peru; 42.8% in the Dominican Republic; 25.4% in Argentina; 33.0% in Bolivia; 25.4% in Chile; 16.0% in Paraguay; and 31.1% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our CSD & NANC products in 2014, represented as a percentage of gross sales, was: 35.4% in Brazil; 13.9% in the Dominican Republic; 25.9% in Peru; between 22.9% and 25.5% in Argentina, depending on the type and flavor of the beverage; 25.0% in Bolivia; and 23.7% in Uruguay.

Changes to Brazilian Taxes on Beverages

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable amount and tax rates for (1) the IPI Excise Tax, (2) the PIS Contribution, and (3) the COFINS.  Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers.  Under the system approved in 2008, higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table.  The taxable amount is calculated through the application of a rate to the consumer price established in the respective consumer price reference table.  In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels.  In April 2013, an aggregate increase of two percent was approved with respect to the rates of the IPI Excise Tax, the PIS Contribution and the COFINS on beer sales.  In addition, in 2014 the IPI Excise Tax, the PIS Contribution and the COFINS were subject to another aggregate increase of four percent in April and two percent in October with respect to beer sales.  In 2014, the state government of Bahia increased the ICMS Value-Added Tax rate applicable to beer. Moreover, in January 2015 the Brazilian Federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. According to Law No. 13,097, the new tax model will come into force on May 1, 2015. Among other changes, the new set of rules establishes that the IPI Excise Tax, the PIS Contribution and the COFINS are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).

C.            Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 71.7% of our total and voting capital stock (excluding treasury shares) as of December 31, 2014.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2014.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is jointly controlled by the Braco Group and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders —Ambev Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly.  We also indirectly control Labatt and the operations conducted by our HILA-Ex and Latin America South units.  The following chart illustrates the ownership structure of our principal subsidiaries as of March 6, 2015 based on total share capital owned.

Organizational Structure

Ambev S.A.
DAHLEN
Ambev S.A. 100.0%
AGREGA
Ambev S.A. 50.0%
Other 50.0%
EAGLE
Ambev S.A. 95.5%
CRBS 4.5%
Skol 0.0%
IMPERIAL
Ambev S.A. 100.0%
Skol 0.0%
JALUA Spain
Eagle 100.0%
Ambev S.A. 0.0%
BRAHMACO
Eagle 100.0%
Other 0.0%
LIZAR
Ambev S.A. 100.0%
Arosuco 0.0%
Lambic SA
Ambev S.A. 87.1%
Skol 12.9%
Hohneck Arg
Ambev S.A. 50.7%
Skol 49.3%
MONTHIERS
Jalua Spain 100.0%
ASPEN
Eagle 100.0%
AROSUCO
Ambev S.A. 99.7%
Imperial 0.3%
AmBev Centroamerica
Monthiers 50.0%
Other 50.0%
CYMPAY
Aspen 98.6%
Other 1.4%
Lambic Chile
Lambic S.A. 100.0%
Others 0.0%
Hohneck Chile
Hohneck Arg 100.0%
Others 0.0%
SKOL
Arosuco 42.9%
Ambev S.A. 57.1%
AmBev Peru
Monthiers 100.0%
Dunvegan 0.0%
CRBS
Ambev S.A. 69.8%
Arosuco 27.7%
Imperial 2.1%
Skol 0.3%
Other 0.1%
NCAQ
Lambic Chile 100.0%
Dunvegan 0.0%
DUNVEGAN
Hohneck Chile 100.0%
AmBev Equador
Monthiers 100.0%
Jalua 0.0%
Ambev Lux S a r L
Ambev S.A. 89.8%
Skol 10.2%
AMPAR
Ambev Lux 100.0%
TENEDORA CND
Ambev S.A. 55.2%
ELJ 44.8%
UBL
Monthiers 100.0%
Jirzen
UBL 15.0%
Cerv Regional 85.0%
Labatt Brewing
Ambev Lux 100.0%
CND
Tenedora CND 99.7%
Other 0.3%
PAMPA
Ambev S.A. 60.0%
Monthiers 40.0%
Labatt Subsidiaries
MUSA
Malt. Pampa 100.0%
Linthal ROU
Ambev Lux 100.0%
Linthal Subsidiaries
Cerbuco
Ambev Lux 100.0%
Legend
Brazilian Companies
Offshore Companies
Bucanero
Cerbuco 50.0%
Coralsa 50.0%

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2014, our aggregate beer and CSD production capacity was 292.3 million hectoliters per year.  Our total annual beer production capacity was 199.7 million hectoliters as of that date.  Our total CSD production capacity was 92.6 million hectoliters at December 31, 2014.  In 2014, the total production at the facilities set forth below was equal to 123.6 million hectoliters of beer and 46.4 million hectoliters of CSD.

The following is a list of our principal production facilities as of December 31, 2014:

Latin America North
Plant	Type of Plant
Brazil
Agudos, São Paulo	Beer
Brasília, Federal District	Beer
Curitiba, Paraná	Beer
Equatorial, Maranhão	Beer
Goiânia, Goiás	Beer
Jacareí, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Uberlândia, Minas Gerais	Beer
Sete Lagoas, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariéna, São Paulo	Mixed
João Pessoa, Paraíba	Beer
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
HILA-Ex
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Beer
Hato Nuevo, Dominican Republic	Soft drinks
Saint Vincent	Mixed
Dominica	Mixed
Cuba	Beer

Latin America South
Plant	Type of Plant
Huachipa, Peru	Mixed
Sullana, Peru	Soft Drinks
Guyaquil, Ecuador	Beer
Cympay, Uruguay	Malt
Musa, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Cochabamba, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina(1)	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans

(1)   This malting facility has been leased to third parties for 10 years as from 2007.

Canada
Plant	Type of Plant
St. John s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2014 and 2013 and for the three years ended December 31, 2014 in reais and in accordance with IFRS as issued by the IASB.

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

Under IFRS, the excess of the consideration paid, the amount of any non-controlling interests in the acquiree (when applicable), and the fair value, at the acquisition date, of any previous equity interest in the acquiree over the fair value of the net identifiable asset acquired at that date is recorded as goodwill.  IFRS 3 “Business Combinations” does not permit that goodwill and intangible assets with indefinite useful lives be amortized but they should be tested annually for impairment.  Our intangible assets with definite useful lives are amortized over the estimated useful lives of these assets.

Management uses judgment to identify tangible and intangible assets and liabilities, valuing such assets and liabilities and in determining their remaining useful lives.  We generally engage third-party valuation firms to assist in valuing the acquired assets and liabilities.  The valuation of these assets and liabilities is based on the assumptions and criteria which include in some cases estimates of future cash flows discounted at the appropriate rates.  The use of different assumptions used for valuation purposes including estimates of future cash flows or discount rates may result in different estimates of value of assets acquired and liabilities assumed.

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

Predecessor Basis of Accounting

As a preliminary step to the stock swap merger of Old Ambev with us in 2013, ABI contributed to the Company (i.e., Ambev S.A.) the common and preferred shares indirectly held by it in Old Ambev through other vehicles.  For accounting purposes, this preliminary step comprised of ABI’s contribution, to the Company, of its indirectly-held Old Ambev common and preferred shares was treated as a business combination between entities under common control.  See “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”. We have applied retrospectively the predecessor basis of accounting to our January 2014 intra-group acquisition of the control of Cerbuco, the holding company that owns controlling interest in Bucanero, a leading company in the Cuban business beer, consistent with the accounting policy for business combination between entities under common control. IFRS 3 (Business Combinations) is the accounting pronouncement that is applicable to business combinations.  However, business combinations between entities under common control have not been addressed by IFRS. In fact, the above mentioned accounting pronouncement explicitly excludes from its scope business combinations between entities under common control.

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

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care.  We manage defined benefit and defined contribution plans for employees of our companies located in Brazil and in our subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada.  Usually, pension plans are funded by payments made both by us and our employees, taking into account the recommendations of independent actuaries.  We maintain funded and unfunded plans.

Defined Contribution Plans

A defined contribution plan is a pension plan under which we pay fixed contributions into a fund. We have no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

The contributions of these plans are recognized as an expense in the period they are incurred.

Defined Benefit Plans

Defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method.  The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit to measure each unit separately.  Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee.  The amounts charged to the income statement consist of current service cost, interest cost, past service costs and the effect of any settlements and curtailments.  The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government’s bond rates with maturity terms similar to those of the obligation and the fair value of plan assets.

Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of when; (i) the settlements / curtailments occur, or (ii) we recognize related restructuring or termination costs, unless those changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions.  Actuarial gains and losses are fully recognized in the “carrying value adjustments” line item of our balance sheet.

Re-measurements, comprising of actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, both excluding net interest, are recognized in full in the period in which they occur in the statement of comprehensive income. Re-measurements are not reclassified to profit or loss in subsequent periods.

When the amount of the defined benefit obligation is negative (an asset), we recognize those assets (prepaid expenses), to the extent of the value of the economic benefit available to us either from refunds or reductions in future contributions.

Other Post-Employment Obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees who retired in the past through Fundação Zerrenner.  These benefits are not granted to new retirees.  The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that used for defined benefit plans, including actuarial gains and losses.

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

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded on our balance sheet as of December 31, 2014, 2013 and 2012 totaled R$682.4 million, R$576.7 million and R$655.6 million, respectively.  For further details, see note 26 to our audited consolidated financial statements.

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

Cash Flow Hedge Accounting

When a derivative financial instrument hedges the exposure in cash flows of a recognized asset or liability, the foreign currency risk of a firm commitment or a highly probable forecasted transaction, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in equity (hedging reserves).   When the firm commitment in foreign currency or the forecasted transaction results in the recognition of a non-financial asset or a non-financial liability, the cumulative gain or loss is removed from equity and included in the initial measurement of the asset or liability.  When the hedge relates to financial assets or liabilities, the cumulative gain or loss on the hedging instrument is reclassified from equity into the income statement in the same period during which the hedged risk affects the income statement (e.g., when the variable interest expense is recognized).  The ineffective part of any gain or loss is recognized immediately in the income statement.  When a hedging instrument or hedge relationship is terminated but the hedged transaction is still expected to occur, the cumulative gain or loss (at that point) remains in equity and is reclassified in accordance with the above policy when the hedged transaction occurs.  If the hedged transaction is no longer probable, the cumulative gain or loss recognized in equity is recognized into the income statement immediately.

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

Fair Value Hedge Accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability, any resulting gain or loss on the hedging instrument is recognized in the income statement.  The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement.  We will discontinue fair value hedge accounting when the object of coverage expires, is sold, terminated or exercised.

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated.  Had we adopted the same criterion to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$12.5 million on December 31, 2014 (as compared to a loss of R$11.6 million on December 31, 2013, and R$28.6 million on December 31, 2012), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(in R$ million)
International financing (other currencies)	369.1	369.1	-
BNDES/FINEP/EGF	1,768.0	1,768.0	-
2017 notes	281.6	294.1	(12.5)
Tax incentives	181.9	181.9	-
Financial Leasing	22.0	22.0	-
Total	2,622.6	2,635.1	(12.5)

Exceptional Items

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or incidence.  In deciding whether an event or transaction is special, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential for variation of impact on profit or loss.  These items are disclosed on the face of the consolidated income statement or separately disclosed in the notes to the financial statements.  Transactions which may give rise to exceptional items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments.

Taxes

Income Taxes

Income taxes in Brazil are comprised of federal income tax and social contribution on profits (which is an additional federal income tax).  Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2014, 2013 and 2012 was 32.0%, 33.0% and 32.1%, respectively.  For the years ended December 31, 2014, 2013 and 2012, our IFRS effective tax rate was 14.0%, 17.9% and 18.2%, respectively.

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

Tax Losses Available for Offset

Part of the tax benefit corresponding to the tax losses carry forward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable.  The tax loss carry forward related to these unrecognized deferred tax assets were equivalent to R$2.1 billion on December 31, 2014, with an average expiration period of five years.

Tax losses and negative bases of social contribution in Brazil have no expiration date.  However, the annual offset is limited to 30% of pre-tax income.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our HILA-Ex operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) and, starting in 2014, Cuba.

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru.
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2014	2013	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	171,765.7	166,468.3	3.2%
Net sales	38,079.8	35,079.1	8.6%
Net revenue per hectoliter—R$/hl	221.7	210.7	5.2%
Cost of sales	(12,814.6)	(11,572.5)	10.7%
Gross profit	25,265.2	23,506.6	7.5%
Gross margin (%)	66.3%	67.0%	-
Sales and marketing expenses	(9,158.8)	(8,059.9)	13.6%
Administrative expenses	(1,820.0)	(1,748.3)	4.1%
Other operating income/(expenses)	1,629.2	1,761.6	(7.5)%
Exceptional items	(89.0)	(29.2)	204.8%
Income from operations	15,826.6	15,430.8	2.6%
Operating margin (%)	41.6%	44.0%	-
Net income	12,362.0	11,399.4	8.4%
Net margin (%)	32.5%	32.5%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(33.7)	(33.0)
Gross profit	66.3	67.0
Sales and marketing expenses	(24.1)	(23.0)
Administrative expenses	(4.8)	(5.0)
Other operating income/(expenses)	4.3	5.0
Exceptional items	(0.2)	(0.1)
Income from operations	41.6	44.0

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014					2013
	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8	22,040.8	1,726.5	7,051.7	4,260.1	35,079.1
Cost of sales	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)	(6,911.8)	(815.4)	(2,605.1)	(1,240.2)	(11,572.5)
Gross profit	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2	15,128.9	911.1	4,446.6	3,019.9	23,506.6
Sales, marketing and administrative expenses	(7,055.9)	(596.9)	(1,676.4)	(1,649.5)	(10,978.7)	(6,205.4)	(520.1)	(1,671.7)	(1,411.0)	(9,808.2)
Other operating income/ (expenses)	1,623.9	(3.0)	11.6	(3.3)	1,629.2	1,775.4	(7.4)	(12.3)	5.9	1,761.6
Exceptional items	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)
Income from operations	11,106.1	475.0	2,654.8	1,590.8	15,826.6	10,692.7	377.2	2,752.7	1,608.2	15,430.8

(1)   The Latin America North business segment is comprised of Brazil and HILA-Ex.

Net Sales

Net sales increased by 8.6% in 2014, to R$38,079.8 million from R$35,079.1 million in 2013, as shown in the tables set forth below:

	Net Sales Year Ended December 31,
	2014		2013		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	26,470.7	69.5%	23,767.3	67.8%	11.4%
Brazil	24,382.9	64.0%	22,040.8	62.8%	10.6%
Beer Brazil	20,468.7	53.8%	18,407.1	52.5%	11.2%
CSD & NANC	3,914.2	10.3%	3,633.7	10.4%	7.7%
HILA-Ex	2,087.8	5.5%	1,726.5	4.9%	20.9%
Latin America South	6,955.7	18.3%	7,051.7	20.1%	(1.4)%
Canada	4,653.4	12.2%	4,260.1	12.1%	9.2%
Total	38,079.8	100.0%	35,079.1	100.0%	8.6%

	Sales Volumes Year Ended December 31,
	2014		2013		% Change
	Volume	% of Total	Volume	% of Total
	(in thousand of hectoliters, except percentages)
Latin America North	125,418.3	73.0%	120,415.4	72.3%	4.2%
Brazil	117,508.9	68.4%	113,148.0	68.0%	3.9%
Beer Brazil	86,903.9	50.6%	82,973.9	49.8%	4.7%
CSD & NANC	30,605.0	17.8%	30,174.1	18.1%	1.4%
HILA-Ex	7,909.4	4.6%	7,267.4	4.4%	8.8%
Latin America South	36,826.4	21.4%	36,917.7	22.2%	(0.2)%
Canada	9,520.9	5.5%	9,135.2	5.5%	4.2%
Total	171,765.7	100.0%	166,468.3	100.0%	3.2%

	Net Revenue per Hectoliter Year Ended December 31,
	2014	2013	% Change
	(in R$, except percentages)
Latin America North	211.1	197.4	6.9%
Brazil	207.5	194.8	6.5%
Beer Brazil	235.5	221.8	6.2%
CSD & NANC	127.9	120.4	6.2%
HILA-Ex	264.0	237.6	11.1%
Latin America South	188.9	191.0	(1.1)%
Canada	488.8	466.3	4.8%
Total	221.7	210.7	5.2%
Latin America North Operations
Brazilian Operations

Total net sales from our Brazilian operations increased by 10.6% in 2014, to R$24,382.9 million from R$22,040.8 million in 2013.

Our net sales of beer in Brazil increased by 11.2% in 2014, to R$20,468.7 million from R$18,407.1 million in 2013 mainly as a consequence of our 4.7% Brazilian beer sales volume increase driven by industry expansion and market share gains, along with a 6.2% increase in net revenue per hectoliter in 2014, reaching R$235.5 in that year. The increase in net revenue per hectoliter in 2014 resulted mainly from (1) our price increases, (2) the increased weight of direct distribution of beer sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements, and (3) increased participation of premium brands in the mix of products sold, all of which was partially offset by higher sales taxes.

Our net sales of CSD & NANC in Brazil increased by 7.7% in 2014, to R$3,914.2 million from R$3,633.7 million in 2013. The main driver that contributed to this growth was a 6.2% increase in net revenues per hectoliter in 2014, reaching R$127.9 in that year, mainly as a result of our price increases and the increased direct distribution of CSD & NANC sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements.  Our increase in net sales of CSD & NANC in Brazil is also partly explained by a 1.4% increase in our Brazilian CSD & NANC sales volume mainly driven by market share gains.

HILA-Ex Operations

Net sales from our HILA-Ex operations increased by 20.9% in 2014, to R$2,087.8 million from R$1,726.5 million in 2013.  The main reason for this increase was a strong volume growth of our brands in the region (+8.8%) coupled with a net revenue per hectoliter growth of 11.1%, driven by revenue management initiatives and a positive impact from currency translation, reaching R$264.0 in 2014.

Latin America South Operations

Net sales from our Latin America South operations decreased by 1.4% in 2014, to R$6,955.7 million from R$7,051.7 million in 2013, due to a (i) 0.2% volume decline, (ii) a 1.1% decrease in net revenue per hectoliter and (iii) a negative impact from currency translation given the devaluation of the Argentinean peso relative to the real in 2014.

Canada Operations

Net sales from our Canadian operations increased by 9.2% in 2014, to R$4,653.4 million from R$4,260.1 million in 2013.  This result was mainly due to a positive impact from currency translation and the 4.2% volume growth, which was driven by the addition of Corona and other Modelo brands to our portfolio. The distribution of such brands started in March 2014.

Cost of Sales

Cost of sales increased by 10.7% in 2014, to R$12,814.6 million from R$11,572.5 million in 2013.  As a percentage of our net sales, total cost of sales increased to 33.7% in 2014 from 33.0% in 2013.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2014	2013	% Change
	(in R$, except percentages)
Latin America North	70.2	64.2	9.4%
Brazil	66.7	61.1	9.1%
Beer Brazil	70.9	64.2	10.5%
CSD & NANC	54.6	52.6	3.7%
HILA-Ex	123.2	112.2	9.8%
Latin America South	70.8	70.6	0.3%
Canada	147.0	135.8	8.3%
Total	74.6	69.5	7.3%

Latin America North Operations
Brazilian Operations

Total cost of sales for our Brazilian operations increased by 13.3% in 2014, to R$7,833.2 million from R$6,911.8 million in 2013.  On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 9.1% in 2014, to R$66.7 from R$61.1 in 2013.

Cost of sales for our Brazilian beer operations increased by 15.8% in 2014, to R$6,162.4 million from R$5,323.7 million in 2013.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 10.5% in 2014, to R$70.9 from R$64.2 in 2013, mainly driven by (1) higher depreciation, as a result of increased investments in property, plant and equipment, (2) unfavorable currency hedges and (3) the negative impact from packaging mix, all of which were partially offset by procurement savings and our commodities hedges.

Cost of sales for our Brazilian CSD & NANC segment increased 5.2% in 2014, to R$1,670.8 million from R$1,588.1 million in 2013. The cost of sales per hectoliter increased 3.7% in 2014, totaling R$54.6 from R$52.6 in 2013, impacted by currency hedges, which was partially offset by procurement savings and our commodities hedges.

HILA-Ex Operations

Cost of sales for our HILA-Ex operations increased 19.5% in 2014, to R$974.3 million from R$815.4 million in 2013. On a per hectoliter basis, our cost of sales per hectoliter for our HILA-Ex operations increased by 9.8% in 2014, to R$123.2 from R$112.2 in 2013 due to inflation of certain raw materials and packaging costs, which were also impacted by a negative currency effect.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 0.1% in 2014, to R$2,607.3 million from R$2,605.1 million in 2013.  On a per hectoliter basis, cost of sales for our Latin America South operations increased by 0.3% in 2014, to R$70.8 from R$70.6 in 2013, mainly driven by higher inflation in Argentina and unfavorable currency hedges, all of which were almost fully offset by the benefit from our commodities hedges and the translation impact of currency devaluation in Argentina, in each case as compared to 2013.

Canada Operations

Cost of sales for our Canadian operations increased by 12.9% in 2014, to R$1,399.8 million from R$1,240.2 million in 2013. Cost of goods sold per hectoliter increased 8.3% in the year to R$147.0 from R$135.8 in 2013, mainly explained by the incremental costs from Corona and other Modelo brands distribution. Currency translation and unfavorable currency hedges also contributed to an increase of costs; nonetheless, such costs were partially offset by lower pricing of commodities hedges.

Gross Profit

As a result of the foregoing, gross profit increased by 7.5% in 2014, to R$25,265.2 million from R$23,506.6 million in 2013.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2014			2013
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	17,663.2	69.9%	66.7%	16,040.1	68.2%	67.5%
Brazil	16,549.7	65.5%	67.9%	15,128.9	64.4%	68.6%
Beer Brazil	14,306.3	56.6%	69.9%	13,083.3	55.7%	71.1%
CSD & NANC	2,243.4	8.9%	57.3%	2,045.6	8.7%	56.3%
HILA-Ex	1,113.5	4.4%	53.3%	911.1	3.9%	52.8%
Latin America South	4,348.4	17.2%	62.5%	4,446.6	18.9%	63.1%
Canada	3,253.6	12.9%	69.9%	3,019.9	12.8%	70.9%
Total	25,265.2	100.0%	66.3%	23,506.6	100.0%	67.0%

Sales, Marketing and Administrative Expenses

Our sales, marketing and administrative expenses increased by 11.9% in 2014, to R$10,978.7 million from R$9,808.2 million in 2013.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales, marketing and administrative expenses in Brazil increased by 13.7% in 2014, to R$7,055.9 million from R$6,205.4 million in 2013.

Sales, marketing and administrative expenses for our Brazilian beer operations increased 15.0% in 2014, to R$6,221.8 million from R$5,408.3 million in 2013.  The principal drivers for the increase in these expenses for our Brazilian beer operations were higher sales and marketing expenses, related mainly to the 2014 FIFA World Cup held in Brazil, higher distribution costs due to increased direct distribution of beer sold in Brazil and higher depreciation, as a result of higher investments in property, plant and equipment.

Sales, marketing and administrative expenses for the CSD & NANC segment in Brazil increased by 4.7% in 2014, to R$834.1 million from R$797.1 million in 2013, mainly as a result of higher distribution costs and higher depreciation, as a result of higher investments in property, plant and equipment.

HILA-Ex Operations

Sales, marketing and administrative expenses for our HILA-Ex operations increased by 14.7% in 2014, to R$596.9 million from R$520.3 million in 2013, mainly as a result of currency translation effect and higher sales and marketing expenses, which were driven by investments to support the strong volume growth of our brands in the region. This increase was partially offset by lower administrative expenses, as we continued to capture synergies in the Dominican Republic.

Latin America South Operations

Sales, marketing and administrative expenses for our Latin America South operations increased by 0.3% in 2014, to R$1,676.4 million from R$1,671.7 million in 2013, primarily driven by higher transportation and labor costs, caused mainly by heightened inflation in Argentina, which was partially offset by the translation impact of currency devaluation in Argentina.

Canada Operations

Sales, marketing and administrative expenses for our Canadian operations increased by 16.9% in 2014, to R$1,649.5 million from R$1,411.0 million in 2013, as a result of higher distribution and sales and marketing expenses partially offset by lower administrative expenses, which were also impacted by a negative currency translation.

Other Operating Income (Expense)

Other net operating income decreased by 7.5% in 2014, to R$1,629.2 million from R$1,761.6 million in 2013, mainly explained by the R$300.0 million one-time gain related to the recovery of restricted funds recorded in the fourth quarter of 2013, which was partially offset by a growth of government grants related to state long-term ICMS Value-Added Tax incentives.

Exceptional Items

Exceptional items amounted to a R$89.0 million expense in 2014, representing a 204.8% increase in the R$29.2 million expense recorded in 2013.  Such increase is explained mainly by an impairment of fixed assets during 2014.

Income from Operations

As a result of the foregoing, income from operations increased by 2.6% in 2014, to R$15,826.6 million from R$15,430.8 million in 2013.

Net Finance Cost

Our net financial cost decreased by 5.5% in 2014, to R$1,475.4 million from R$1,561.4 million in 2013.  This result is mainly explained by better results with non-derivative instruments, which were partially offset by (1) higher net interest expenses including a non-cash accretion expense in connection with the put option associated with our investment in CND and (2) higher losses on derivative instruments related to foreign currency variation expenses.

Our total year-end indebtedness decreased by R$283.1 million in 2014, while our cash and cash equivalents less bank overdrafts and current investment securities decreased by R$1,490.8 million in that year, reflecting our strong cash distribution in 2014.  Our year-end net cash position decreased by R$1,207.7 million in 2014.

Income Tax Expense

Our consolidated income tax and social contribution on profits decreased by 19.1% in 2014, to R$2,006.6 million from R$2,481.4 million in 2013.  The effective tax rate in 2014 was 14.0%, compared to 17.9% in the previous year.  Such decrease in our effective tax rate in 2014 was primarily due to higher deductible interest on shareholders’ equity.

Net Income

As a result of the foregoing, net income increased by 8.4% in 2014, to R$12,362.0 million from R$11,399.4 million in 2013, mainly driven by a higher operational results and a lower effective tax rate in 2014.

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

•                     Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru.

•                     Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2013	2012	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	166,468.3	171,143.2	(2.7)%
Net sales	35,079.1	32,478.3	8.0%
Net revenue per hectoliter—R$/hl	210.7	189.8	11.0%
Cost of sales	(11,572.5)	(10,607.8)	9.1%
Gross profit	23,506.6	21,870.4	7.5%
Gross margin (%)	67.0%	67.3%	-
Sales and marketing expenses	(8,059.9)	(7,378.9)	9.2%
Administrative expenses	(1,748.3)	(1,613.2)	8.4%
Other operating income/(expenses)	1,761.6	863.6	104.0%
Exceptional items	(29.2)	(50.4)	(42.1)%
Income from operations	15,430.8	13,691.5	12.7%
Operating margin (%)	44.0%	42.2%	-
Net income	11,399.4	10,459.1	9.0%
Net margin (%)	32.5%	32.2%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013	2012
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(33.0)	(32.7)
Gross profit	67.0	67.3
Sales and marketing expenses	(23.0)	(22.7)
Administrative expenses	(5.0)	(5.0)
Other operating income/(expenses)	5.0	2.7
Exceptional items	(0.1)	(0.2)
Income from operations	44.0	42.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2013 and 2012:

	Year Ended December 31,
	2013					2012
	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total	Brazil(1)	HILA-Ex(1)	LAS	Canada	Total
	(in R$ million)
Net sales	22,040.8	1,726.5	7,051.7	4,260.1	35,079.1	20,977.9	1,218.9	6,250.7	4,030.8	32,478.3
Cost of sales	(6,911.8)	(815.4)	(2,605.1)	(1,240.2)	(11,572.5)	(6,409.8)	(603.9)	(2,449.7)	(1,144.4)	(10,607.8)
Gross profit	15,128.9	911.1	4,446.6	3,019.9	23,506.6	14,568.1	614.9	3,801.0	2,886.4	21,870.4
Sales, marketing and administrative expenses	(6,205.4)	(520.1)	(1,671.7)	(1,411.0)	(9,808.2)	(5,747.7)	(428.5)	(1,453.0)	(1,362.8)	(8,992.1)
Other operating income/ (expenses)	1,775.4	(7.4)	(12.3)	5.9	1,761.6	836.4	3.8	7.4	15.9	863.6
Exceptional items	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)	(19.1)	(31.3)	-	-	(50.4)
Income from operations	10,692.7	377.2	2,752.7	1,608.2	15,430.8	9,637.7	158.9	2,355.4	1,539.5	13,691.5

(1)   The Latin America North business segment is comprised of Brazil and HILA-Ex.

Net Sales

Net sales increased by 8.0% in 2013, to R$35,079.1 million from R$32,478.3 million in 2012, as shown in the tables set forth below:

	Net Sales Year Ended December 31,
	2013		2012		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	23,767.3	67.8%	22,196.8	68.3%	7.1%
Brazil	22,040.8	62.8%	20,977.9	64.6%	5.1%
Beer Brazil	18,407.1	52.5%	17,598.4	54.2%	4.6%
CSD & NANC	3,633.7	10.4%	3,379.5	10.4%	7.5%
HILA-Ex	1,726.5	4.9%	1,218.9	3.8%	41.6%
Latin America South	7,051.7	20.1%	6,250.7	19.2%	12.8%
Canada	4,260.1	12.1%	4,030.8	12.4%	5.7%
Total	35,079.1	100.0%	32,478.3	100.0%	8.0%

	Sales Volumes Year Ended December 31,
	2013		2012		% Change
	Volume	% of Total	Volume	% of Total
	(in thousand of hectoliters, except percentages)
Latin America North	120,415.4	72.34%	123,643.2	72.2%	(3.7)%
Brazil	113,148.0	67.97%	117,500.0	68.7%	(3.7)%
Beer Brazil	82,973.9	49.84%	86,700.0	50.7%	(4.3)%
CSD & NANC	30,174.1	18.13%	30,800.0	18.0%	(2.0)%
HILA-Ex	7,267.4	4.37%	6,143.2	3.6%	(2.8)%
Latin America South	36,917.7	22.18%	38,100.0	22.3%	(3.1)%
Canada	9,135.2	5.49%	9,400.0	5.5%	(2.8)%
Total	166,468.3	100.00%	171,143.2	100.0%	(3.5)%

	Net Revenue per Hectoliter Year Ended December 31,
	2013	2012	% Change
	(in R$, except percentages)
Latin America North	197.4	179.5	9.9%
Brazil	194.8	178.5	9.1%
Beer Brazil	221.8	203.0	9.3%
CSD & NANC	120.4	109.7	9.8%
HILA-Ex	237.6	198.4	19.7%
Latin America South	197.4	164.1	16.4%
Canada	194.8	428.8	8.8%
Total	221.8	189.8	11.0%
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

Our net sales of CSD & NANC in Brazil increased by 7.5% in 2013, to R$3,633.7 million from R$3,379.5 million in 2012. The main driver that contributed to this growth was a 9.8% increase in net revenues per hectoliter in 2013, reaching R$120.4 in that year, mainly as a result of (1) our price increases and (2) the increased direct distribution of CSD & NANC sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements.  The increase in net revenues per hectoliter in 2013 was partially offset by a 2.0% decline in our Brazilian CSD & NANC sales volume mainly driven by market contraction, partially offset by market share gains.

HILA-Ex Operations

Net sales from our HILA-Ex operations increased by 41.6% in 2013, to R$1,726.5 million from R$1,218.9 million in 2012.  The main reason for the increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations only in May 2012, while we consolidated the results of operations of that entity for the entire year of 2013.  Revenues from our HILA-Ex operations grew organically in 2013 (i.e., without the impact of our consolidation of CND’s results of operations) by 13.9% due to our price increases and increased volumes sold in the region.

Latin America South Operations

Net sales from our Latin America South operations increased by 12.8% in 2013, to R$7,051.7 million in 2013 from R$6,250.7 million in 2012.  The main reason for this growth was a 16.4% increase in revenue per hectoliter in 2013, which reached R$191.0 per hectoliter in that year, mainly due to our price increases in the region, which was partially offset by a 3.1% decline in our sales volume in that region, due to market contraction in most of the countries where we operate in the region.

Canada Operations

Net sales from our Canadian operations increased by 5.7% in 2013, to R$4,260.1 million from R$4,030.8 million in 2012.  This result was mainly driven by the appreciation of the Canadian dollar against the real and by our price increases, both of which were partially offset by a 2.8% decline in our Canadian sales volume due to market contraction in that country and market share loss.

Cost of Sales

Cost of sales increased by 9.1% in 2013, to R$11,572.5 million from R$10,607.8 million in 2012.  As a percentage of our net sales, total cost of sales increased to 33.0% in 2013 from 32.7% in 2012.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2013	2012	% Change
	(in R$, except percentages)
Latin America North	64.9	56.7	14.4%
Brazil	61.1	54.6	12.0%
Beer Brazil	64.2	57.6	11.3%
CSD & NANC	52.6	45.9	14.6%
HILA-Ex	136.6	98.3	39.0%
Latin America South	70.6	64.3	9.7%
Canada	135.8	121.7	11.5%
Total	70.1	62.0	13.0%
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

HILA-Ex Operations

The cost of sales for our HILA-Ex operations increased 35.0% in 2013, to R$815.4 million from R$603.9 million in 2012.  The main reason for this increase was our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.  In reported terms, cost of sales per hectoliter for our HILA-Ex operations increased by 39.0% in 2013, to R$136.6 from R$98.3 in 2012.

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

Gross Profit

As a result of the foregoing, gross profit increased by 7.0% in 2013, to R$23,506.6 million from R$21,870.5 million in 2012.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2013			2012
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	16,040.1	68.2%	67.5%	15,183.0	69.4%	68.4%
Brazil	15,128.9	64.4%	68.6%	14,568.1	66.6%	69.4%
Beer Brazil	13,083.3	55.7%	71.1%	12,602.6	57.6%	71.6%
CSD & NANC	2,045.6	8.7%	56.3%	1,965.5	9.0%	58.2%
HILA-Ex	911.1	3.9%	52.8%	614.9	2.8%	50.5%
Latin America South	4,446.6	18.9%	63.1%	3,801.0	17.4%	60.8%
Canada	3,019.9	12.8%	70.9%	2,886.4	13.2%	71.6%
Total	23,506.6	100.0%	67.0%	21,870.4	100.0%	67.3%

Sales, Marketing and Administrative Expenses

Our sales, marketing and administrative expenses increased by 9.1% in 2013, to R$9,808.2 million from R$8,992.1 million in 2012.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales, marketing and administrative expenses in Brazil increased by 8.0% in 2013, to R$6,205.4 million from R$5,747.7 million in 2012.

Sales, marketing and administrative expenses for our Brazilian beer operations increased 7.5% in 2013, to R$5,408.3 million from R$5,028.7 million in 2012.  The main driver for the increase in these expenses for our Brazilian beer operations were higher distribution costs due to increased direct distribution of beer sold in Brazil, which costs more than third-party distribution arrangements.

Sales, marketing and administrative expenses for the CSD & NANC segment in Brazil increased by 10.9% in 2013, to R$797.1 million from R$719.0 million in 2012, mainly as a result of higher distribution costs.

HILA-Ex Operations

Sales, marketing and administrative expenses for our HILA-Ex operations increased by 21.4% in 2013, to R$520.1 million from R$428.5 million in 2012, mainly as a result of our strategic alliance with CND in the Caribbean, pursuant to which we started consolidating CND’s results of operations in May 2012.

Latin America South Operations

Sales, marketing and administrative expenses for our Latin America South operations increased by 15.1% in 2013, to R$1,671.7 million from R$1,453.0 million in 2012, mainly due to higher transportation and labor costs, caused mainly by heightened inflation in Argentina.

Canada Operations

Sales, marketing and administrative expenses for our Canadian operations increased by 3.5% in 2013, to R$1,411.0 million from R$1,362.8 million in 2012, principally because of the appreciation of the Canadian dollar against the Brazilian real.

Other Operating Income (Expense)

Other net operating income increased by 104.0% in 2013, to R$1,761.6 million from R$863.6 million in 2012, mainly due to higher government grants and the net present value adjustment of increased long-term fiscal incentives.

Exceptional Items

Exceptional items amounted to a R$29.2 million expense in 2013, representing a 42.1% decrease in the R$50.4 million expense recorded as exceptional items in 2012.  Such reduction is explained mainly by decreased incurrence of restructuring expenses in 2013 relative to 2012.

Income from Operations

As a result of the foregoing, income from operations increased by 12.7% in 2013, to R$15,430.8 million from R$13,691.6 million in 2012.

Net Finance Cost

Our net financial expense increased by 75.6% in 2013, to R$1,561.4 million from R$893.3 million in 2012.  This result is mainly explained by (1) a non-cash accretion expense in connection with the put option associated with our investment in CND, (2) higher losses on non-derivative instruments related to foreign currency variation expenses, and (3) a R$198.4 million impairment related to our investments in Venezuela.

Our total year-end indebtedness decreased by R$248.2 million in 2013, while our cash and cash equivalents and current investment securities increased by R$2,090.9 million in that year, reflecting our strong cash generation in 2013.  As a result, our year-end net cash position increased by R$2.339.1 million in 2013.

Income Tax Expense

Our consolidated income tax and social contribution on profits increased by 6.1% in 2013, to R$2,481.4 million from R$2,339.7 million in 2012.  The effective tax rate in 2013 was 17.9%, compared to 18.2% in the previous year.  Such decrease in our effective tax rate in 2013 was primarily due to higher deductible interest on shareholders’ equity and increased goodwill amortization.

Net Income

As a result of the foregoing, net income increased by 9.0% in 2013, to R$11,399.4 million from R$10,459.1 million in 2012, due mainly to a higher EBITDA and a lower effective tax rate in 2013.

B.            Liquidity and Capital Resources

Liquidity and Capital Resources

The information in this section refers to 2014 and 2013.  Our primary sources of liquidity have historically been cash flows from operating activities and borrowings.  Our material cash requirements have included the following:

•         debt service;

•         capital expenditures;

•         payments of dividends and interest on shareholders’ equity;

•         increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•         investments in companies participating in the brewing, CSD & NANC and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2014 and 2013 were R$10,435.0 million and R$11,826.8 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities increased by 3.8% in 2014, to R$15,895.7 million from R$15,314.8 million in 2013, mainly as a result of a stronger operating and financial performance, as a result of which profits increased 8.4% in 2014, and better working capital management, both of which were partially offset by higher net interest paid.

Working capital increased by R$485.8 million in 2014 mainly as a result of top line growth (due to our negative cash conversion cycle), as the increase in trade and other receivables (up R$502.6 million) and inventories (up R$589.0 million) prevailed over the R$1,577.4 million increase in trade and other payables, which was also driven by further improvement in our payment terms.

Investing Activities

Cash flows used in our investing activities increased by 25.1% in 2014, to R$4,768.0 million from R$3,811.3 million in 2013, mainly explained by the higher level of capital expenditures in property, plant and equipment and intangible assets mainly in our Brazilian operations.

Financing Activities

Cash flows related to our financing activities increased by 38.3% in 2014, to a R$13,143.8 million cash outflow from a R$9,506.7 million cash outflow in 2013, mainly driven by higher dividends and interest on capital paid during 2014.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2014
Debt Instrument	2015	2016	2017	2018	2019	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	139.4	78.4	18.5	-	-	-	236.2
UMBNDES + Average Pay Rate	1.47%	1.74%	1.70%	-	-	-	1.58%
International Debt:
Other Latin America Currency Fixed Rate	68.2	-	-	-	-	-	68.2
Average Pay Rate	10.09%	-	-	-	-	-	10.09%
Other Latin America Currency Floating Rate	1.9	-	-	-	-	-	1.9
Average Pay Rate	9.01%	-	-	-	-	-	9.01%
US$ Fixed Rate	19.5	-	-	-	-	-	19.5
Average Pay Rate	4.09%	-	-	-	-	-	4.09%
US$ Floating Rate	186.8	85.0	1.9	1.1	15.2	12.0	302.0
Average Pay Rate	1.39%	1.96%	4.27%	6.00%	6.00%	7.92%	2.08%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	480.6	382.7	157.8	102.1	42.6	-	1,162.9
TJLP + Average Pay Rate	7.2%	7.23%	7.31%	7.31%	7.31%	-	7.24%
Reais Debt - ICMS Fixed Rate:
Notional Amount	53.4	23.2	26.1	16.3	17.2	45.7	181.9
Average Pay Rate	4.56%	4.56%	4.56%	4.56%	4.56%	5.36%	4.76%
Reais Debt - Fixed Rate:
Notional Amount	38.2	68.8	349.0	63.4	58.3	72.2	650.0
Average Pay Rate	4.41%	5.43%	8.70%	5.54%	5.46%	3.52%	6.93%
Total Debt	988.1	638.1	550.3	183.0	133.2	129.9	2,622.6

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations.  Although seasonal factors affect the business, they have little effect on our borrowing requirements.  We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2017 notes; and (2) Currency Basket, or the UMBNDES, and Taxa de Juros de Longo Prazo (Long-Term Interest Rate), or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or the BNDES.  For further information, see note 22 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2014 and 2013:

	Net Cash Consolidated Position
	As of December 31,
	2014			2013
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(572.3)	(415.8)	(988.1)	(574.9)	(465.7)	(1,040.6)
Long-term debt	(1,422.5)	(212.1)	(1,634.6)	(1,361.8)	(503.5)	(1,865.2)
Total	(1,994.8)	(627.9)	(2,622.6)	(1,936.7)	(969.1)	(2,905.8)
Cash and cash equivalents (net of bank overdrafts)			9,623.0			11,538.2
Investment securites			713.0			288.6
Net cash position			7,713.3			8,921.0

(1)   LC refers to our local currency indebtedness.

(2)   FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2014, our short-term debt totaled R$988.1 million, 42.1% of which was denominated in foreign currencies.  As of December 31, 2013, our short-term debt totaled R$1,040.6 million, 44.75% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2014, our long-term debt, excluding the current portion of long-term debt, totaled R$1,634.6 million, of which R$1,422.5 million was denominated in local currency.  As of December 31, 2013, our long-term debt, excluding the current portion of long-term debt, totaled R$1,865.2 million, of which R$1,361.8 was denominated in reais.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2014
Long-term Debt Maturity in:	(in R$ million)
2016	(638.1)
2017	(550.3)
2018 and Later	(446.2)
Total	(1,634.6)

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

On July 24, 2007, AmBev International Fund Ltd., or Ambev International, issued R$300 million in bonds with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, or the 2017 notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev.  The bonds are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by Ambev.  The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The bonds are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date.  Interest is paid semiannually in arrears, starting January 24, 2008.  The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries.  In February 2009, we completed a SEC-registered exchange offer for these notes.

As of December 31, 2014, our local currency long-term debt borrowings consisted primarily of BNDES debts.  Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and the Enterprise Financing Program (FINEM).

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

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian States which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the State governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  The total amount deferred (financing) as of December 31, 2014 was R$181.9 million with a current portion of R$46.6 million, and R$135.3 million as non-current.  Percentages deferred typically range from 50% to 90% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2014 and 2013, we recorded R$1,196.8 million and R$794.9 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2014, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$4,493.1 million consisting of R$3,408.5 million for our Latin America North business segment, R$903.4 million related to investments in our Latin America South operations and R$181.2 million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

In August 2014, we announced the construction of a new development center in the city of Rio de Janeiro, State of Rio de Janeiro, in order to accelerate product innovation by developing new liquids and most modern packaging. The investment will be of approximately R$180 million. The development center is foreseen to start its operations in 2016.

D.            Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2014 Compared to Year Ended December 31, 2013.”

In 2014, we translated our Argentine full year results at the average exchange rate of 3.4568 Argentinean pesos per each Brazilian real, which compares to 2.5246 in 2013.  The effect of the devaluation of the Argentine peso on the translation of the balance sheet and results of operations of our Argentine subsidiary, and any further devaluations of this currency in the future (if any), will decrease the value we record in our consolidated financial statements for our net assets in Argentina given that our functional currency is the Brazilian real (and not the Argentine peso).  The translation of the results of operations and cash flows of our operations in Argentina will also be impacted accordingly.  See “Item 3. Risk Factors—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials”, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements”, note 29, “Collateral and contractual commitments with suppliers, advances from customers and other.”  Off-balance sheet items include future commitments with suppliers of R$8,571.4 million as of December 31, 2014, as set forth in the table below:

Contractual Obligation	As of December 31, 2014
(in R$ million)
Purchase commitments with respect to property, plant and equipment	685.9
Purchase commitments with respect to raw materials	1,198.1
Purchase commitments with respect to packaging materials	6,009.1
Other purchase commitments	678.3
Total	8,571.4

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2014:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt*	3,151.9	1,134.2	1,318.9	347.6	288.2
Finance leasing liabilities	27.0	3.3	5.8	17.8	-
Trade and other payables	17,577.9	16,076.8	379.6	104.7	1,016.8
Sales tax deferrals	848.3	123.4	145.4	579.5	-
Total contractual cash commitments	21,605.0	17,337.7	1,912.7	1,049.6	1,305.0

*      The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include our best estimates on future interest payable (not yet accrued) in order to better reflect our future cash flow position. Long-term debt amounts presented above also include other unsecured debts.

The above table does not reflect contractual commitments discussed above in “Off-Balance Sheet Arrangements.”

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$24,323.4 million as of December 31, 2014.  These are not considered commitments.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

Tax Amnesty and Refinancing Program

In 2009, we elected to enroll in the Tax Amnesty and Refinancing Program (REFIS), or the 2009 Tax Refinancing Program, introduced by Brazilian Federal Law No. 11,941/09, with respect to some of our current tax lawsuits. Under this program, we agreed to pay R$374.9 million in 180 monthly installments, as from June 2011, in return for ceasing to dispute certain tax amounts. As of December 31, 2013, the total amount due under the 2009 Tax Refinancing Program was approximately R$239.1 million, recorded under the “Other taxes, charges, and contributions” line item of our income statement.  As of June 30, 2014, we had paid in cash the total amount due under the 2009 Tax Refinancing Program.

In December 2013, pursuant to Law No. 12,865/13, which allowed the inclusion of additional disputed tax amounts in a tax amnesty and refinancing program with the same characteristics of the 2009 Tax Refinancing Program, or the 2013 Tax Refinancing Program, we included in that program certain additional disputed tax amounts that we had been previously litigating and agreed to pay R$188.7 million.  In August 2014, Law No. 12,996/14 was passed allowing the inclusion of additional disputed tax amounts in yet a new tax amnesty and refinancing program, or the 2014 Tax Refinancing Program, under which we agreed to pay an additional R$52.6 million.  In November 2014, we paid the debts enrolled in the amnesty related to the 2013 Tax Refinancing Program, as well as the additional debts enrolled in the 2014 Tax Refinancing Program, in the amount of R$201.2 million, part in cash (R$82.5 million) and part using tax losses of related companies (R$118.7 million). As of December 31, 2014, we had paid the total amount due under both the 2013 and 2014 Tax Refinancing Programs.

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

Directors

The following table sets forth information with respect to the directors of Ambev, as of March 6, 2015:

Board of Directors(1)

Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	76	Co-Chairman and Director	1999	2017
Carlos Alves de Brito	54	Co-Chairman and Director	2006	2017
Marcel Herrmann Telles	65	Director	1999	2017
Roberto Moses Thompson Motta	57	Director	2008	2017
José Heitor Attilio Gracioso	83	Director	1999	2017
Vicente Falconi Campos	74	Director	1999	2017
Luis Felipe Pedreira Dutra Leite	49	Director	2005	2017
Paulo Alberto Lemann	46	Director	2011	2017
Álvaro Antonio Cardoso de Souza	66	Director	2012	2017
Antonio Carlos Augusto Ribeiro Bonchristiano	47	Director (Independent)	2014	2017
Marcos de Barros Lisboa	50	Director (Independent)	2014	2017
João Mauricio Giffoni de Castro Neves	47	Director (Alternate)	2015	2017

(1)   Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also the Chief Executive Officer of ABI.  ABI appointed five additional directors - Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos and Paulo Alberto Lemann - and the alternate director João Mauricio Giffoni de Castro Neves.  FAHZ appointed two additional directors: José Heitor Attílio Gracioso and Álvaro Antonio Cardoso de Souza.  The two independent directors Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa were appointed jointly by ABI and FAHZ.

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

Roberto Moses Thompson Motta.  Mr. Thompson is a member of the Board of Directors of Ambev.  He is also a board member of ABI and Lojas Americanas S.A., a retail company.  He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania.  His principal business address is 600 Third Avenue, 37th floor, New York, NY, USA.

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

Paulo Alberto Lemann.  Mr. Lemann is a member of the Board of Directors of Ambev.  He is also the co-founder of Pollux Capital, an asset management firm.  Mr. Lemann has been managing hedge funds since 1997.  Previously, he was co-founder of Synergy Fund, a fund of funds headquartered in New York.  He was also an analyst at Dynamo Administração de Recursos, an asset management firm.  Currently, he is a member of the Board of Directors of ABI and Lojas Americanas S.A., a retail company, a member of the International Board of Lone Capital Pine LLC, an asset management firm and the Fundação Lemann, which main purpose is to improve public education in Brazil. Mr. Lemann holds a degree in economics from Universidade Cândido Mendes. His principal business address is Rua Visconde de Pirajá, 250, 7th floor, Ipanema, Rio de Janeiro, RJ, Brazil.

Álvaro Antonio Cardoso de Souza.  Mr. Souza is a member of Ambev’s Board of Directors.  He served as a member of Ambev’s Fiscal Council from 2005 to March 2012, and since then has been a member of the Board of Directors of this Company. Mr. Souza holds degrees in economics and business administration from Pontifícia Universidade Católica de São Paulo. His principal business address is Avenida Presidente Juscelino Kubitschek 1726, 7th floor, part 71, São Paulo, SP, Brazil.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He has also acted as a member of the Board of Directors of several companies, including San Antonio Internacional, Ltd., LBR – Lácteos Brasil S.A., BRZ Investimentos S.A., Estácio Participações S.A., BHG S.A. – Brazil Hospitality Group, BR Properties S.A., Equatorial Energia S.A., GP Investments, Ltd., ALL – América Latina Logística S.A., Companhia Energética do Maranhão – CEMAR, Hopi Hari S.A., Contax Participações S.A., Gafisa S.A. and Magnesita Refratários S.A.  He was also a member of the Board of Directors and Chief Executive Officer of Submarino S.A. Mr. Bonchristiano has a degree in politics, philosophy and economics from the University of Oxford.  His principal business address is Avenida Brig. Faria Lima, 3900, 7th floor, São Paulo, SP, Brazil.

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

João Maurício Giffoni de Castro Neves. Mr. Castro Neves is an alternate member of the Board of Directors of Ambev. He began working for Brahma in 1996, where he served in various departments, such as mergers and acquisitions, treasury, investor relations, business development, technology and shared services, and carbonated soft drinks and non-alcoholic non-carbonated beverages. He has also held the position of Chief Financial Officer and Investor Relations Officer, he was Quinsa’s Chief Executive Officer from 2007 to 2008 and Ambev’s Chief Executive Officer from 2009 to 2014. He has a degree in engineering from Pontificia Universidade Católica do Rio de Janeiro, and holds an MBA from the University of Illinois. His principal business address is Brouwerijplein 1, 3000 Leuven, Belgium.

Executive Officers

The following table sets forth information with respect to the executive officers of Ambev, as of March 6, 2015:

Name	Age	Position	Executive Officer Since(1)	Term Expires(2)
Bernardo Pinto Paiva	46	Chief Executive Officer	2015	2018
Nelson José Jamel	42	Chief Financial Officer and Investor Relations Officer	2009	2016
Alexandre Médicis da Silveira	38	Sales Executive Officer	2012	2016
Flávio Barros Torres	46	Industrial Executive Officer	2013	2016
Pedro de Abreu Mariani	48	General Counsel and Corporate Affairs Executive Officer	2005	2016
Marcel Martins Régis	41	Soft Drinks Executive Officer	2012	2016
Vinícius Guimarães Barbosa	46	Supply Executive Officer	2011	2016
Fábio Vieira Kapitanovas	37	People and Management Executive Officer	2015	2016
Paula Nogueira Lindenberg	39	Marketing Executive Officer	2015	2016
Ricardo Rittes de Oliveira Silva	40	Shared Services and Information Technology Executive Officer	2012	2016

(1)   Executive officers first appointed to our board of executive officers prior to 2013 were originally appointed as executive officers of Old Ambev.  Executive officers first appointed to our board of executive officers on or after 2013 were originally appointed as executive officer of Ambev S.A.

(2)   July 31, 2016, except for Mr. Bernardo Pinto Paiva, whose term expires on January 1, 2018.

The following are brief biographies of each of Ambev’s executive officers:

Bernardo Pinto Paiva.  Mr. Pinto Paiva is Ambev’s Chief Executive Officer.  He joined Ambev in 1991 as a management trainee and during his career at our company has held leadership positions in Sales, Supply, Distribution and Finance. He was appointed Zone President North America in January 2008, Zone President Latin America South in January 2009 and Chief Sales Officer of ABI in January 2012. He holds a degree in Engineering from Universidade Federal do Rio de Janeiro and an Executive MBA from Pontifícia Universidade Católica do Rio de Janeiro.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Fábio Vieira Kapitanovas.  Mr. Kapitanovas is Ambev’s People and Management Executive Officer. Since 2000, when he joined the Company as a trainee, he held several positions, including Regional Industrial Officer – South/SPI, Corporate Executive Officer of Logistics Projects and Executive Officer of the Shared Services Center.  He has a degree in mechanical engineering from Politécnica de São Paulo, in addition to a Corporate MBA from the Company.  He participated in the AIGLE Program (Insead – Wharton Alliance) and in the Global Supply Chain Logistics Program, from MIT.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Paula Nogueira Lindenberg. Ms. Lindenberg is Ambev’s Marketing Executive Officer.  She joined Ambev in 2001 and has held various positions both with the Company and ABI in the marketing area, including Marketing Officer for Brahma, Antarctica and premium portfolio in Brazil and Insights Global Officer. She holds a bachelor degree in business administration from Fundação Getúlio Vargas and a Corporate MBA from Ambev.  Her principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil

Ricardo Rittes de Oliveira Silva. Mr. Rittes is the Shared Services and Information Technology Executive Officer.  He joined the Company in 2005 and has held the positions of Treasury Manager for Ambev and ABI. Mr. Rittes holds a degree in production engineering from Politécnica de São Paulo, in addition to an MBA from the University of Chicago.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2014 for services in all capacities amounted to R$61.5 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration
	Year Ended December 31, 2014
	(in R$ million, except where otherwise indicated)
	Number of Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefits	Termi-nation Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Com-mis-sions	Others
Board of Directors	12.00	4.3	-	-	0.9	-	0.9	-	-	-	-	-	5.7	11.8
Executive Officers	10.00	9.5	0.29	-	1.9	-	4.4	-	-	-	-	-	33.6	49.7
Total	22.00	13.8	0.29	-	2.8	-	5.3	-	-		-	-	39.3	61.5

In addition, the executive officers and members of the Board of Directors received some additional benefits provided to all Ambev S.A. employees and their beneficiaries and covered dependents, such as health and dental care.  Such benefits were provided through FAHZ.  These executive officers and directors also received benefits pursuant to Ambev’s pension and stock ownership plan.  For a description of these plans, see note 23 to our audited consolidated financial statements.

On various dates in 2014, pursuant to the terms and conditions of our stock ownership plan, we acquired from our directors and executive officers a total of 6,354,889 shares of Ambev for R$100.2 million.  Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our and Old Ambev’s Directors, Executive Officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2014				2013				2012
	(in R$ thousand, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	12.00	332.9	1,310.5	5,960.9	10.00	313.0	1,224.2	8,871.4	9.75	335.5	1,883.0	10,338.7
Fiscal Council	6.00	166.5	256.3	372.8	6.00	156.5	234.8	313.0	6.00	147.6	231.9	295.2
Executive Officers	10.00	2,326.7	4,968.1	22,489.4	11.00	1,731.5	5,554.2	20,694.4	10.25	1,544.9	4,947.9	15,731.9

Ambev Stock Ownership Plan

Under the Ambev Stock Option Plan, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs.  As of December 31, 2014, there were outstanding rights under the Plan providing for the acquisition of 126.1 million Ambev common shares by approximately 700 people (including executive management and employees).

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

There are currently two models of stock options that may be granted under the Plan.  Under the first model, beneficiaries may choose between allocating 30%, 40%, 60%, 70% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  Under this model, a substantial part of the shares acquired are to be delivered only within five years from the corresponding option grant date.  During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.  Under the second model, the beneficiary may exercise the options granted only after a period of five years from the corresponding grant date.  Vesting of the options granted under the second model is not subject to company performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Since 2010, sixteen Programs have been approved by the Board of Directors providing for stock options granted pursuant to one or both of the models described above.

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

On April 30, 2009, ABI granted another approximate 4.9 million of these stock options to approximately 50 executives of the ABI group, including approximately 1.8 million options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 21.94, which corresponded to their fair value at the time of granting of the options.  The options have a term of 10 years as from granting and became exercisable on January 1, 2014.

On December 18, 2009, ABI granted another approximate 1.6 million exceptional stock options to its executives, including approximately 97.8 thousand options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 35.90 and became exerciseable on December 18, 2014.

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the Ambev Private Social Security Institute (Instituto Ambev de Previdência Privada), or the IAPP.  The IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government’s social security system provides to our employees.  The defined contribution plan covers substantially all new employees.  The IAPP was established solely for the benefit of our employees and its assets are held independently.  The IAPP is managed by a Governing Board (Conselho Deliberativo), which has three members, two of whom are appointed by Ambev, and one member represents active and retired employees.  The IAPP also has an Executive Board (Diretoria Executiva) containing three members, all of whom are appointed by IAPP’s Council Board.  The IAPP also has a Fiscal Council with three members, two of whom appointed by Ambev and one member represents active and retired employees.

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

As of December 31, 2014, we had 5,498 participants in our pension plans, including 698 participants in the defined benefit plan, 4,800 participants in the defined contribution plan, and 1,391 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties.  All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2014 as liabilities for pension plan benefits, see note 23 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

We provisioned R$243.4 million under these programs for the year ended December 31, 2014, R$302.8 million for the year ended December 31, 2013 and R$288.0 million for the year ended December 31, 2012.

C.            Board Practices

During 2014 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and road shows in Brazil, the United States, Mexico and Europe.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body.  At our extraordinary shareholders’ meeting held on April 28, 2014, the members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2015: Celso Clemente Giacometti, James Terence Coulter Wright and Mário Fernando Engelke, and, as alternates, Ary Waddington, Emanuel Sotelino Schifferle and José Elias Neto.  All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles, Roberto Moses Thompson Motta and Carlos Alves de Brito.  Throughout the year, the Operations, Finance and Compensation Committee holds at least four meetings.  The members of this committee are elected by the Board of Directors.

Compliance Committee

The Compliance Committee’s responsibilities are to assist the Board of Directors with the following matters:

•         related party transactions;

•         any general conflict of interest situations;

•         compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

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

D.            Employees

As of December 31, 2014, we and our subsidiaries had a total of 51,871 employees, approximately 53% of whom were engaged in production, 42% in sales and distribution and 5% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2014	2013
51,871	53,581

The following table shows the geographical distribution of our employees as of December 31, 2014:

Geographical Distribution of Ambev Employees as of December 31, 2014
Location	Number of Employees
Latin America North	38,381
Brazil	33,964
Cuba	690
Dominican Republic	3,437
Guatemala	290
Latin America South	10,872
Argentina	5,917
Paraguay	654
Bolivia	2,057
Uruguay	716
Chile	333
Peru	989
Ecuador	206
Canada	2,619
Total	51,871

Industrial Relations

All of our employees in Brazil are represented by labor unions, but only less than 5% of its employees in Brazil are actually members of labor unions.  The number of administrative and distribution employees who are members of labor unions is not significant.  Salary negotiations are conducted annually between the workers’ unions and us.  Collective bargaining agreements are negotiated separately for each facility or distribution center.  Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.  We conduct salary negotiations with labor unions in accordance with local law for our employees located in our HILA-Ex, Latin America South and Canadian operations.

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

E.            Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 6, 2015:

Name	Amount and Percentage of Common Shares

Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito(1)	*
Marcel Herrmann Telles(1)(2)	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso(1)	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*
Paulo Alberto Lemann	*
Álvaro Antonio Cardoso de Souza(1)	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
João Mauricio Giffoni de Castro Neves(1)	*
Bernardo Pinto Paiva	*
Nelson José Jamel	*
Alexandre Médicis da Silveira	*
Pedro de Abreu Mariani	*
Marcel Martins Régis	*
Vinícius Guimarães Barbosa	*
Flávio Barros Torres	*
Fábio Vieira Kapitanovas	*
Paula Nogueira Lindenberg	*
Ricardo Rittes de Oliveira Silva	*

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

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 6, 2015, Ambev had 15,716,231,115 shares outstanding.  As of March 6, 2015, there were 1,381,067,054 Ambev ADSs outstanding (representing 1,381,067,054 Ambev shares, which corresponds to 8.8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of March 6, 2015 there were 104 registered holders of Ambev ADSs.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 71.7% our total and voting capital stock (excluding treasury shares) as of March 6, 2015.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of March 6, 2015.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is jointly controlled by the Braco Group and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Share Buyback

From the beginning of 2015 until March 6 of that year, we had acquired 879,301 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$15.9 million.

In 2014, we acquired 11,630,364 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$184.8 million.

In 2013, we acquired 1,758,022 Ambev shares and 338,737 Old Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$59.1 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 6, 2015, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,381,067,054	8.8%
Interbrew International B.V.	8,441,956,047	53.7%
AmBrew S.A	1,274,577,411	8.1%
FAHZ(2)	1,545,048,101	9.8%

(1)   Represents the number of shares held in the form of ADSs.  The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)   Messrs. Marcel Herrmann Telles, João Mauricio Giffoni de Castro Neves and Carlos Alves Brito, all of whom are ABI-appointed directors of Ambev, are also trustees of FAHZ.

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

B.            Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our significant shareholders or other related parties and certain of their affiliates.  These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution.  In addition, the Compliance Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles.  See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Compliance Committee.”  Set forth below is a discussion of our material related party transactions.  For further information on our related party transactions, see note 31 to our audited consolidated financial statements.

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

Lease on Commercial Properties

We have a lease agreement for two commercial properties with FAHZ, where we are the tenant and FAHZ the landlord, for an aggregate amount of R$4.5 million.  We are currently renegotiating the terms of this lease agreement that will be applicable until its expiration on January 31, 2016.

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

Ambev and Certain ABI Controlling Shareholders (Messrs. Lemann, Sicupira and Telles)

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

We have a licensing agreement with ABI to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay.  We also have ABI’s subsidiary, Metal Container Corp., as one of our can suppliers.

We have also a licensing agreement with Grupo Modelo, S.A.B. de C.V., a subsidiary of ABI, to import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries and in Canada.

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

Bucanero

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a 50% equity interest in Bucanero, a Cuban company in the business of producing and selling beer.  See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions in Latin America.”

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

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters.  To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$24.3 billion as of December 31, 2014.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, see notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2014, we had several tax claims pending against us, including judicial and administrative proceedings.  Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions.  As at December 31, 2014, we have made provisions of R$329.9 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional.  Such tax proceedings include claims for income taxes, ICMS Value-Added Tax, IPI Excise Tax and taxes on revenues such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or COFINS.  As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2014, there were also tax proceedings with a total estimated possible risk of loss of R$19.0 billion. Approximately R$12.7 billion of this figure is related to income tax and social contributions. Approximately R$5.6 billion is related to value-added and excise taxes, of which the most significant are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

During 1999, legislation came into effect requiring Brazilian companies to pay the PIS Contribution and the COFINS not only on sales and services net sales, but also on financial income. This legislation also increased the applicable rate of the PIS Contribution and the COFINS from 2% to 3%.  We did not pay the PIS Contribution and the COFINS as required by such law, as we obtained injunctions at the time permitting the non-payment of these additional taxes on the basis that such legislation is unconstitutional.  In 2007, a final decision was issued in our case.  This decision was partly favorable to us, but maintained the increased rate, as a result of which we paid the related amount in August 2014, by consuming R$40.7 million of a provision that had been made for this matter. As of December 2014, we had no other cases with material provisions related to this matter.

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS Value-Added Tax with respect to irrevocable discounts granted by the Company from January 1996 until February 1998.  These proceedings are currently before the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) and the Brazilian Supreme Court.  In November 2013, November 2014 and December 2014, we received similar tax assessments issued by the State of Pará.  Management estimates the total exposure in relation to this matter to be R$819.9 million as of December 31, 2014, of which R$703.4 million are considered as possible losses, and accordingly we have not recorded a provision for such amount, and approximately R$116.5 million were provisioned in connection with one tax proceeding for which we believe there is a probable chance of loss.  Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

Between 2000 and 2004, certain third-party distributors of Londrina Bebidas Ltda. (Cintra, as it was then denominated) obtained preliminary injunctions permitting the non-payment of the IPI Excise Tax.  These preliminary injunctions were revoked between 2002 and 2005, and as a result, the RFB assessed Cintra for the payment of IPI during the period in which IPI was not collected by the third-party distributors.  Management estimates possible losses in relation to these assessments to be R$192.3 million as of December 31, 2014.

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for remittance elsewhere in Brazil are exempt from the IPI.  Our subsidiaries have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which are under discussion before the Administrative Tax Court.  Management estimates possible losses in relation to these assessments to be R$916.7 million as of December 31, 2014.  We have not recorded any provision in connection with these assessments. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits.”

In 2014, we received tax assessments from the RFB relating to IPI exercise tax, allegedly due over remittances of manufactured goods to other related factories, to which the decision from the Upper House of the Administrative Tax Court is still pending. Management estimates the possible losses related to these assessments to be approximately R$509.7 million as of December 31, 2014.  On January 7, 2015, we received a new tax assessment related to this same issue in the amount of R$568.1 million, also considered a possible loss. We have not recorded any provision in connection with these assessments.

Profits Generated Abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Court and are awaiting its decision.  With respect to another of the tax assessments relating to foreign profits, the Administrative Court rendered a decision favorable to us in September 2011.  In December 2013, we received another tax assessment related to this matter.  We estimate our exposure to possible losses in relation to these assessments to be R$4.2 billion at December 31, 2014 and to probable losses to be R$34.7 million as of that date, for which we have recorded a provision in the corresponding amount.

Income Tax - Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations.  After a decision issued by the Administrative Tax Court, we reviewed and considered part of the amount as remote loss. Therefore, our management estimates the total exposures of possible losses in relation to these assessments to be of R$419.5 million as of December 31, 2014. We have not recorded any provision in connection with this dispute.

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

Since 2007, we received tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, in the aggregate amount of R$1.0 billion (updated to December 31, 2014), challenging the legality of tax credits arising from existing tax incentives received by us in other States.  We have treated this proceeding as a possible (but not probable) loss.  Such estimate is based on reasonable assumptions and management assessments, but should we lose such proceedings the expected net impact on our income statement would be an expense for this amount.  Moreover, we cannot rule out the possibility of other Brazilian States issuing similar tax assessments relating to other of our state tax incentives.  In 2011 the Brazilian Supreme Court ruled 14 state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to us in the Federal District, which we have ceased to benefit from since such decision. In a meeting held on September 30, 2011, the CONFAZ issued a resolution suspending the right of the States to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional.  There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval off the CONFAZ, which may impact our state tax incentives.

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

Labatt Tax Matters

Labatt was assessed by the Canada Revenue Agency, or the CRA, for the interest rate used in certain related party debts and related party transactions, and other transactions existing prior to the merger of Labatt into Ambev.  These issues have been settled in April 2010 with CRA at C$123 million of the estimated exposure of C$218 million at December 31, 2009.  Part of the amount settled, corresponding to transactions made before the merger of Labatt into us, was reimbursed by ABI.

Labatt received another tax assessment on its valuations of certain intercompany transactions amounting to C$158.0 million.  We appealed this tax assessment.  In the event Labatt would be required to pay these amounts, the totality would have been reimbursed by ABI.  The appeal was allowed in April 2012 by the Canada Revenue Agency with no cost to Labatt.

Tax Amnesty and Refinancing Program

For information on our Tax Amnesty and Refinancing Program (REFIS), see “Item 5.  Operating and Financial Review and Prospects—F. Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)—Tax Amnesty and Refinancing Program.”

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to on “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.”  In June 2012 we filed an appeal against the unfavorable first level administrative decision. In November 2014 the Lower Administrative Tax Court concluded the judgment and now we await the publication of the decision. The decision was partly favorable; therefore, after the publication we will file an appeal with the Appeals Administrative Tax Court.  We have not recorded any provisions for this matter, and our management, supported by the opinion of our external legal counsel, estimates possible losses in relation to this assessment to be approximately R$4.2 billion as of December 31, 2014.  In the event we are required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into us.  We filed our defense in November 2013 and in November 2014 the Lower Administrative Tax Court published an unfavorable decision to us. We filed an appeal in December 2, 2014 and have been awaiting the decision of the Appeals Administrative Tax Court.  Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.2 billion as of December 31, 2014.  We have not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In December 2014, we received a tax assessment from the RFB related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans.  Our defense was presented on January 28, 2015. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$1.2 billion as of December 31, 2014. We have not recorded any provision in connection with this assessment.

Labor Matters

We are involved in a total of 22,783 labor claims.  In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims.  As of December 31, 2014, we had made provisions totaling R$149.1 million in connection with slightly over a fourth of the above labor claims involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

As of December 31, 2014, there were approximately 46 claims between us and the Brazilian National Institute for Social Security (Instituto Nacional de Seguridade Social) with an aggregate exposure of R$0.2 million.  These claims are classified as having a possible chance of loss and allege, among other things, that we should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2014, we were involved in 4,547 civil claims that were pending in Brazil, including third-party distributors and product-related claims.  We are plaintiffs in 1,129, the defendant in 3,313 and interested party in 105 of these claims.  We have established provisions totaling R$9.6 million (or R$37.3 million reflecting applicable adjustments, such as accrued interest) as of December 31, 2014 in connection with civil claims.

Zeca Pagodinho

We were party to a tortious interference claim brought by our competitor Schincariol whereby Schincariol sought damages in the range of R$100 million from us, claiming that we signed up entertainer Zeca Pagodinho while he was still contractually bound with Schincariol. The parties reached an amicable settlement in 2014.

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

We have knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights.  Two of them were ruled favorably to us by the appellate court of the State of São Paulo.  A third one was settled.  Of the four other claims, we received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against us in another three claims.  We have appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro.

The warrant holders of both claims that were denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided in our favor in one of the claims (which is subject to appeal) and full court judgment is pending in the other case.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe the warrants object of those six proceedings represented, on December 31, 2014, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$572.1 million.

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

Antitrust Matters

We currently have three antitrust matters pending against us before Brazilian antitrust authorities and Brazilian courts.

Tô Contigo

On July 22, 2009, the CADE issued its ruling in connection with a proceeding initiated in 2004 as a result of a complaint filed by Schincariol which had, as its main purpose, the investigation of our conduct in the market, in particular our customer loyalty program known as “Tô Contigo”, which is similar to airline frequent flyer and other similar mileage programs.

During its investigation, the former Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico), or SDE, concluded that the program should be considered anticompetitive unless certain adjustments were made.  These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists.  The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed.  After the SDE opinion, the proceeding was sent to the CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352.7 million (R$524 million as of December 31, 2014, reflecting accrued interests).

We have challenged the CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee.  We have posted a court bond (carta de fiança) for this purpose and the decision was partially suspended.  This case is currently waiting to be decided by the federal courts.

On March 29, 2011, and following a determination included in the abovementioned CADE decision, the SDE initiated investigations to determine whether individuals should also be held responsible for the Tô Contigo practices, including Bernardo Pinto Paiva, our current Chief Executive Officer, and Ricardo Tadeu Almeida Cabral de Soares, currently ABI’s Zone President Mexico and formerly the Chief Sales Officer and Sales Executive Officer of Ambev. On October 29, 2014, CADE accepted settlement proposals presented by all the individuals involved and the case has been terminated.

Kaiser

On April 2, 2007, Cervejaria Kaiser, which is currently the fourth largest beer producer in Brazil and a part of the Heineken Group, filed a complaint with the Brazilian antitrust authorities alleging that in 2006, the Company launched two counter brands with similar names (“Puerto del Sol” and “Puerto del Mar”) in response to the entry of Kaiser’s product “Sol Pilsen”. On December 9, 2008, the SDE registered an administrative proceeding to investigate the alleged practice.  Our preliminary response was filed before the SDE on January 16, 2012.

The investigation concerning the launching of two alleged similar brands has been dismissed by CADE and the decision was published in the Brazilian Official Journal on August 26, 2014.

3PD Distributors

In July 2014, the CADE started a preliminary investigation regarding our termination of certain distribution agreements entered into with third-parties. The investigation was requested by a Committee of the Brazilian House of Representatives following complaints presented to some Congressmen by former distributors. Our preliminary response was filed in August 2014. The CADE decided to dismiss the investigation due to lack of evidence of anticompetitive conduct. The decision was published in the Brazilian Official Journal in February 18, 2015.

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

Alcohol Litigation

The Brazilian Federal Prosecutor’s Office filed three suits against the Brazilian government to increase the restriction of beer advertising in Brazil.  The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health; (2) the publicity increases the consumption of alcohol; and (3) there is already an alcohol advertising restriction to hard liquors in Brazil.  We are not a party to these legal proceedings, but have been following them closely to understand how this industry could be affected.

In 2012, the Federal Court issued two favorable decisions and one unfavorable decision to the alcoholic beverage industry in the above mentioned lawsuits. The parties appealed such decisions and the appeals were heard by the Federal Regional Court in December 2014. The Federal Regional Court decided to apply the same restrictions on advertisement to all alcoholic beverages, equating beer and wine to hard liquors (which are subject to more restrictions) for advertisement purposes.

Class Action Canada (Brewers Retail Inc. Litigation)

On December 12, 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (LCBO), Brewers Retail Inc. (The Beer Store), and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks, among other things, to obtain a declaration that the LCBO and The Beer Store agree with each other to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000 and a declaration that the owners of and The Beer Store agree to fix a price. The claimants are seeking damages not exceeding C$1.4 billion (US$1.1 billion) from all the defendants. Considering, among other things, that The Beer Store operates according to the rules established by the Government of Ontario and that prices at The Beer Store are independently set by each brewer, we believe that there are strong defenses and, accordingly, have not recorded any provision in connection with this lawsuit.

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition.  Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under IFRS at our parent company (individual) financial statements.  Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity”, and treat such payments as a deductible financial expense for purposes of Brazilian income tax and social contribution on profits.  This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend.  The benefit from the tax deductible interest on shareholders’ equity is recorded in the income statement.  The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.  However, payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, whereas no such withholding is required in connection with dividends paid.  For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev, since the approval of the stock swap merger of Old Ambev with us in July 2013, to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved, which relates to the second half of the 2014 fiscal year, was scheduled for first payment by Ambev on November 13, 2015.

Earnings Generated	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

First half 2013(3)	September 27, 2013(3)	0.13	0.06

Second half 2013	January 23, 2014	0.10	0.04
	April 25, 2014	0.06	0.03

First half 2014	April 25, 2014	0.07	0.03
	August 28, 2014	0.06	0.03

Second half 2014	November 13, 2014	0.22	0.09

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

(3)   The actual exchange of Old Ambev shares for new Ambev shares in the stock swap merger of Old Ambev with us was settled only in November 2013 (for information on the referred stock swap merger, see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.).  However, these September 2013 earnings were paid out by Ambev (and not Old Ambev) because by September 27, 2013 the stock swap merger of Old Ambev with us was already legally effective under Brazilian law because it had been approved at shareholders’ meetings of both companies held on July 2013.  Therefore, the dividends related to these earning were distributed by Ambev in accordance with the rules set forth in its bylaws, according to which each and every Ambev share participates equally in the dividend pool, notwithstanding the fact that Old Ambev common and preferred shares were still technically outstanding in September 2013 and Old Ambev’s bylaws provided for a different formula for the distribution of dividends to its common shareholders and preferred shareholders.

Old Ambev

The following table shows the cash dividends paid by Old Ambev, since 2010 and during the time in which it was still a publicly-held company, to holders of its common and preferred shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved for Old Ambev, during the period referred in the prior sentence and which relates to the first half of the 2013 fiscal year, was scheduled for first payment by Old Ambev on January 21, 2013.  The dividend per share amounts shown below are based on the historical capital structure of Old AmBev, which was comprised of voting common shares and non-voting preferred shares, the latter of which were entitled to dividend and interest on shareholders’ equity payments in an amount 10% greater than that payable with respect to the Old Ambev common shares.  Because the figures shown below are based on the historical capital structure of Old AmBev, they do not take into account the 1:5 splitting effect that resulted from the exchange of five new Ambev common shares for each and every Old Ambev common and preferred share surrendered in the 2013 stock swap merger of Old Ambev with us (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”).

Earnings Generated	First Payment Date	Old Ambev Share Class	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

First half 2010	April 1, 2010	(preferred)	0.33	0.18
		(common)	0.30	0.17
Second half 2010	October 14, 2010	(preferred)	0.65	0.39
		(common)	0.59	0.36
	December 15, 2010	(preferred)	0.67	0.39
		(common)	0.61	0.36
First half 2011	March 22, 2011	(preferred)	0.62	0.37
		(common)	0.56	0.34
Second half 2011	August 5, 2011	(preferred)	0.39	0.24
		(common)	0.35	0.22
	November 18, 2011	(preferred)	0.78	0.44
		(common)	0.71	0.40
First half 2012	April 10, 2012	(preferred)	0.83	0.45
		(common)	0.75	0.41
Second half 2012	July 27, 2012	(preferred)	0.40	0.20
		(common)	0.37	0.18
	October 15, 2012	(preferred)	0.56	0.28
		(common)	0.51	0.25
First half 2013	January 21, 2013	(preferred)	0.89	0.45
		(common)	0.81	0.41
	March 28, 2013	(preferred)	0.62	0.31
		(common)	0.57	0.28

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

B.            Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2014.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 6, 2015, Ambev had 15,716,231,115 shares outstanding.  As of March 6, 2015, there were 1,381,067,054 Ambev ADSs outstanding (representing 1,381,067,054 Ambev shares, which corresponds to 8.8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of March 6, 2015 there were 104 registered holders of Ambev ADSs.

Ambev S.A.

Shares

The table below shows the quoted high and low closing sales prices in reais of our shares on BM&FBOVESPA for the indicated periods, considering the commencement of trading of those shares on November 11, 2013.

Trading Prices on the BM&FBOVESPA: Ambev Common Shares
	Per Common Share
	High	Low
	(in reais)
Annual
2014	17.09	14.68
2013 (starting November 11)	16.54	15.38
Quarterly
2014
Fourth quarter	16.81	14.71
Third quarter	16.11	14.83
Second quarter	17.09	14.86
First quarter	16.40	14.68
2013
Fourth quarter (starting November 11)	16.54	15.38
Monthly
2015
March (until March 6)	18.43	18.08
February	18.45	17.25
January	17.58	15.49
2014
December	16.07	15.14
November	16.81	15.53
October	16.10	14.71
September	15.97	14.97

ADSs

The table below shows the quoted high and low closing sales prices in U.S. dollars of our ADSs on the NYSE for the indicated periods, considering the commencement of trading of those ADSs on November 11, 2013.

Trading Prices on the NYSE: Ambev ADSs
	Per ADS
	High	Low
	(in reais)
Annual
2014	7.57	5.57
2013 (starting November 11)	7.22	6.50
Quarterly
2014
Fourth quarter	6.63	5.57
Third quarter	7.22	6.34
Second quarter	7.57	6.65
First quarter	7.10	5.93
2013
Fourth quarter (starting November 11)	7.22	6.50
Monthly
2015
March (until March 6)	6.42	5.98
February	6.55	6.26
January	6.78	5.78
2014
December	6.11	5.57
November	6.62	6.00
October	6.63	5.88
September	7.06	6.34

Old Ambev

The Old Ambev stock and ADS quotes below are based on the historical capital structure of Old AmBev, which was comprised of voting common shares and non-voting preferred shares.  Therefore, they do not take into account the 1:5 splitting effect that resulted from the exchange of five new Ambev common shares for each and every Old Ambev common and preferred share surrendered in the 2013 stock swap merger of Old Ambev with us (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”).

Shares

The table below shows the quoted high and low closing sales prices in reais on the BM&FBOVESPA for preferred and common shares of Old Ambev for the indicated periods, considering the last date of trading of those shares on November 8, 2013.

Trading Prices on the BM&FBOVESPA: Old Ambev Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in reais)		(in reais)
Annual
2013 (until November 8)	89.74	75.11	90.96	74.68
2012	86.24	49.03	88.94	61.14
2011	54.60	35.67	67.30	42.28
2010	43.40	27.61	50.76	32.50
Quarterly
2013
Third quarter (until November 8)	87.76	79.46	86.23	79.46
Second quarter	85.86	75.11	86.45	75.11
First quarter	89.74	80.89	90.96	74.68

ADSs

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of Old Ambev’s ADSs quoted in U.S. dollars on the NYSE, considering the last date of trading of those shares on November 8, 2013.

Trading Prices on the NYSE: Old Ambev Common and Preferred ADSs
	Per Common ADS		Per Preferred ADS
	High	Low	High	Low
	(in US$)		(in US$)
Annual
2013 (until November 8)	45.53	33.14	47.06	33.73
2012	41.76	26.49	43.09	33.23
2011	29.08	21.64	36.26	25.65
2010	26.30	15.40	31.12	17.82
Quarterly
2013
Third quarter (until November 8)	40.14	33.61	40.12	33.94
Second quarter	42.37	33.14	43.60	33.73
First quarter	45.53	40.57	47.06	41.52

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.  The Brazilian securities market is governed primarily by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented.  These laws and regulations, among others, provide for disclosure requirements, restrictions on insider trading and price manipulation, and protection of minority shareholders.  They also provide for licensing and oversight of brokerage firms and governance of Brazilian stock exchanges.  However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

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

BM&FBOVESPA trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time.  Equity trading is executed fully electronically through an order-driven trading system called “PUMA Trading System”, or “PUMA”.  Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the BM&FBOVESPA.  BM&FBOVESPA also permits trading from 5:30 p.m. to 6:00 p.m. on an online system connected to PUMA and Internet brokers called the “after-market”.  The after-market session is restricted to certain stocks that were traded through the electronic system.  Trading on the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances.  Securities listed on the BM&FBOVESPA may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without any adjustment.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  The clearing house for BM&FBOVESPA is the BM&FBOVESPA Brazilian Securities Depositary (Central Depositária da BM&FBOVESPA), formerly the BM&FBOVESPA Securities Clearinghouse (Companhia Brasileira de Liquidação e Custódia), which is owned by BM&FBOVESPA, among others.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets.  As of December 31, 2014, the aggregate market capitalization of all the companies listed on BM&FBOVESPA was equivalent to approximately R$2.2 trillion.  Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets.  During the year ended December 31, 2014, the ten most actively traded issues represented 40.3% of the total value of shares traded on BM&FBOVESPA, comparable to the 41.3% of total value in 2013.

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

As of March 6, 2015, our capital stock was equal to R$57,602,518,372.60 divided into 15,716,984,046 issued common shares, without par value, of which 752,931 were treasury shares.  We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present proof of ownership of their Company shares, including identification and/or pertinent documentation that evidences their legal representation of another shareholder.  A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting.  For a publicly-held company, the attorney-in-fact may also be a financial institution.  Investment funds must be represented by their investment fund officer.

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

Under our bylaws, at least two members of our Board of Directors shall be independent directors.  According to our bylaws, for a director to be considered independent he or she may not:  (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse or relative to the second degree of any member of management of Ambev, its controlled companies, controlling company or entity under common control, or (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction).  Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the above mentioned criteria.

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

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

•         upon a disposition of our control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

•         our delisting is subject to an administrative proceeding before the CVM, having as a condition the launching of a tender offer by the controlling shareholder or us for the acquisition of all our outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at their fair value, as determined by an independent appraiser.  Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);

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

•         upon the occurrence of a tender offer aimed at delisting a company or through which the controlling shareholders will acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

•         members of our Board of Directors elected by noncontrolling shareholders have the right to veto the choice of the independent appraiser by the Board;

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

Our PepsiCo franchise agreement expires in 2017, and, thereafter, will be automatically renewed for an additional ten-year term if certain conditions set forth in that agreement are met.

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

Income Tax

Taxation of Dividends

Dividends paid by us to The Bank of New York Mellon in respect of the common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to our common shares, generally will not be subject to Brazilian withholding income tax. Dividends based on profits of the 2014 calendar-year may be subject to income withholding tax, which will be borne by us, if due (see “—New Tax Regime Created by Law No. 12,973”).

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

The statutory definition of a tax-haven jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the investment in our common shares or ADSs is registered under Resolution No. 4,373 or under Law No. 4,131.  In the case of gains arising from an investment registered under Resolution No. 4,373, a country or location should be defined as a tax-haven jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%.  In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a tax-haven jurisdiction, a country or location should also be considered a tax-haven jurisdiction if (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.  On November 28, 2014, the RFB issued Normative Instruction No. 488 reducing to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a “tax favorable jurisdiction”.

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

   1   The countries currently included in this list, according to Article I of RFB Normative Instruction No. 1,037/10 are: Saint Kitts and Nevis, Federation of Saint Kitts and Nevis, Saint Lucia, Saint Vincent and The Grenadines, Saint Helena Islands, São Pedro e Miguelão Islands, San Marino, Seychelles, Singapore, Solomon Islands, Swaziland, Tristão da Cunha, Tonga, Turks and Caicos Islands, United Arab Emirates, U.S. Virgin Islands, Vanuatu and Western Samoa. In addition, in Article 2 of RFB Normative Instruction No. 1,037/10, U.S. LLCs held by non-residents and not subject to federal income tax in the U.S. and holding companies without substantial economic activity domiciled in Denmark and Netherlands are listed as tax privileged domiciled entities, as well as: (1) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão), (2) International Trading Company (ITC) domiciled in Iceland, (3) the offshore KFT companies domiciled in Hungary, (4) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (5) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta, and (6) the Holding Company, Domiciliary Company, Auxiliary Company, Mixed Company and Administrative Company domiciled in Switzerland subject to Federal, Cantonal and Municipal income tax at a combined rate lower than 20%. The effects of the inclusion of Netherlands in the list were suspended by RFB Declaratory Act No. 10/2010, due to a review request presented by the Dutch government to the Brazilian authorities. The effects of the inclusion of the ETVE regime in the list were suspended by RFB Declaratory Act No. 22/2010, due to a review request presented by the Spanish Government to Brazilian authorities.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation on gains.  However, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter.  The withdrawal of ADSs in exchange for shares is not subject to Brazilian income tax.  The deposit of the shares in connection with the issuance of ADSs is not subject to Brazilian tax, provided that the shares are registered under Resolution No. 4,373 and the investor is not located in a tax-haven jurisdiction, considering the definition described above.  There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under Resolution No. 4,373 and with the CVM and other conditions are fulfilled).  Upon receipt of the underlying shares, a Non-Brazilian Holder who qualifies under Resolution No. 4,373 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of  shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction (as defined above for investments registered under Resolution No. 4,373), or (b) such a sale is made under Resolution No. 4,373 by Non-Brazilian Holders who register with the CVM and are not located in a tax-haven jurisdiction (as defined above for this type of investment), in which cases such gains are exempt.  If the Non-Brazilian Holder is located in a tax-haven jurisdiction (considering the definition for each type of investment), this Non-Brazilian Holder will be subject to the same general taxation rules applicable to Brazilian residents.  An advance payment of withholding tax of 0.005% is required in case of sales on the stock, future and commodities exchange and over-the-counter markets, and it is later deducted from the amount payable of withholding income tax on the sale.  The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign currency amount registered with the Central Bank and will accordingly be subject to tax at a rate of 15% (or 25% if domiciled in a tax-haven jurisdiction, as defined for investments under Law No. 4,131, described above).  There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of shares under Resolution No. 4,373 will continue in the future or that it will not be changed in the future.  Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of shares.

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

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction.  In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.  As mentioned, on November 28, 2014, the RFB issued Normative Instruction No. 488 reducing to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a “tax-haven jurisdiction”.

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

The distribution of interest on shareholders’ equity may be determined by the Board of Directors.  No assurance can be given that the Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.  These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation may be required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable withholding income tax, plus the amount of declared dividends is at least equal to the mandatory dividend.

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

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange”, on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As from October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

•         inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by investors which register their investment under Resolution No. 4,373, zero;

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

New Tax Regime Created by Law No. 12,973

Provisional Measure 627/2013 was converted into Law No. 12,973, enacted on May 13, 2014, or Law No. 12.973), which revoked the transitional tax regime (RTT) and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS).  According to Law No. 12,973, companies electing to be taxed under the new regime on January 1, 2014 as opposed to January 1, 2015 will not be subject to taxation on dividend distributions based on 2014 profits, as established by Normative Instruction  1,397/2013 of the RFB .

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

Sale, Exchange or Other Taxable Disposition of Ambev Common Shares or ADSs

A U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs, measured by the difference between the U.S. dollar value of the amount received and the U.S. Holder’s tax basis (determined in U.S. dollars) in those common shares or ADSs.  If Brazilian tax is withheld on the sale or disposition, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  Any gain or loss will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of an Ambev common share or ADS, will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of an Ambev common share that is subject to Brazilian tax imposed on the gain, or in the case of a deposit of an Ambev common shares in exchange for an Ambev ADS , as the case may be, that is not registered pursuant to Resolution No. 4,373 on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Income Tax—Taxation of Gains”), the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax, unless the U.S. Holder can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category.  Alternatively, a U.S. Holder may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.  Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of our common shares or ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.

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

As of December 31, 2014, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives.  The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2014.  The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2014
Derivatives Instruments	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	223.7						223.7	(66.7)
Average Price (R$/ton)	887.6						887.6
Wheat Derivatives:
Notional Amount	49.7						49.7	4.3
Average Price (R$/ton)	575.5						575.5
Aluminum Derivatives:
Notional Amount	752.6						752.6	(28.7)
Average Price (R$/ton)	4,386.5						4,386.5
Heating Oil Derivatives:
Notional Amount	18.8						18.8	(10.1)
Average Price (R$/gallon)	4.5						4.5
Crude Oil Derivatives:
Notional Amount	12.7						12.7	(7.4)
Average Price (R$/barrel)	149.5						149.5
Natural Gas:
Notional Amount	6.4	0.6					7.0	(0.5)
Average Price (R$/GJ)	7.0	8.5					7.1
Corn Derivatives:
Notional Amount	229.6						229.6	(8.8)
Average Price (R$/ton)	432.1						432.1
Resin Derivatives:
Notional Amount	350.2						350.2	(27.9)
Average Price (R$/ton)	2,741.9						-

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

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2014.  The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2014
Debt Instrument	2015	2016	2017	2018	2019	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	139.4	78.4	18.5	-	-	-	236.2
UMBNDES + Average Pay Rate	1.47%	1.74%	1.70%	-	-	-	1.58%
International Debt:
Other Latin America Currency Fixed Rate	68.2	-	-	-	-	-	68.2
Average Pay Rate	10.09%	-	-	-	-	-	10.09%
Other Latin America Currency Floating Rate.	1.9	-	-	-	-	-	1.9
Average Pay Rate	9.01%	-	-	-	-	-	9.01%
US$ Fixed Rate	19.5	-	-	-	-	-	19.5
Average Pay Rate	4.09%	-	-	-	-	-	4.09%
US$ Floating Rate	186.8	85.0	1.9	1.1	15.2	12.0	302.0
Average Pay Rate	1.39%	1.96%	4.27%	6.00%	6.00%	7.92%	2.08%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	480.6	382.7	157.8	102.1	42.6	-	1,162.9
TJLP + Average Pay Rate	7.20%	7.23%	7.31%	7.31%	7.31%	-	7.24%
Reais Debt - ICMS Fixed Rate:
Notional Amount	53.4	23.2	26.1	16.3	17.2	45.7	181.9
Average Pay Rate	4.56%	4.56%	4.56%	4.56%	4.56%	5.36%	4.76%
Reais Debt - Fixed Rate:
Notional Amount	38.2	68.8	349.0	63.4	58.3	72.2	650.0
Average Pay Rate	4.41%	5.43%	8.70%	5.54%	5.46%	3.52%	6.93%
Total Debt	988.1	638.1	550.3	183.0	133.2	129.9	2,622.6

	Maturity Schedule of Cash Instruments as of December 31, 2014
Cash Instrument	2015	2016	2017	2018	2019	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	1,121.2	-	-	-	-	-	1,121.2
Average Interest Rate	0.30%	-	-	-	-	-	0.30%
Reais-Denominated Cash and Cash Equivalents:
Notional	4,557.7	-	-	-	-	-	4,557.7
Average Interest Rate	11.51%	-	-	-	-	-	11.51%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	792.6	-	-	-	-	-	792.6
Average Pay Rate	1.15%	-	-	-	-	-	1.15%
Other Latin American Currency investments:
Notional Amount	3,193.7	-	-	-	-	-	3,193.7
Total	9,665.2	-	-	-	-	-	9,665.2

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2014
Derivatives Instrument(1)	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DI Futures:
Notional Amount	-	(370.0)	(300.0)	-	-	-	(670.0)	(1.5)
Average Interest Rate	-	10.52%	10.07%	-	-	-	10.32%	-
FIXED x CDIIRS(2):
Notional Amount	-	-	-	300.0	-	-	300.0	(13.36)
Average Interest Rate	-	-	-	10.57%	-	-	10.57%	-

(1)   Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)   Interest rate swap.

Part of the floating rate debt accrues interest at TJLP.  During the period set forth below the TJLP was:

	2014	2013	2012
4th Quarter	5.00	5.00	5.50
3rd Quarter	5.00	5.00	5.50
2nd Quarter	5.00	5.00	6.00
1st Quarter	5.00	5.00	6.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2012, until December 31, 2014, the real depreciated by 41.6% against the U.S. dollar, and, as of December 31, 2014, the commercial market rate for purchasing U.S. dollars was R$2.656 per US$1.00.  The real depreciated against the U.S. dollar by 8.9% in 2012, 14.6% in 2013 and 13.4% in 2014.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2014, included debt of R$627.9 million.

Current Exposure

As of December 31, 2014, derivative activities consisted of foreign currency forward contracts, foreign currency swaps, options and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2014.  The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2014
Derivatives Instruments(1)	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	4,250.6	-	-	-	-	-	4,250.6	(106.8)
Average Interest Rate	9.39%	-	-	-	-	-	9.39%	-
BM&F Euro Futures:
Notional Amount	588.9	-	-	-	-	-	588.9	(11.5)
Average Interest Rate	9.65%	-	-	-	-	-	9.65%	-
CLP x R$ SWAP:
Notional Amount	252.0	-	-	-	-	-	252.0	(13.3)
Average Unit Price	204.58	-	-	-	-	-	204.58	-
NDF US$ x R$:
Notional Amount	(7,637.3)	-	-	-	-	-	(7,637.3)	(785.4)
Average Unit Price	2.98	-	-	-	-	-	2.98	-
FDF C$ x US$:
Notional Amount	2,293.7	125.5	-	-	-	-	2,419.2	153.7
Average Unit Price	1.16	1.18	-	-	-	-	1.16	-
FDF C$ x EUR:
Notional Amount	113.0	-	-	-	-	-	113.0	(7.8)
Average Unit Price	1.51	-	-	-	-	-	1.51	-
NDF C$ x R$:
Notional Amount	(470.2)	-	-	-	-	-	(470.2)	(14.5)
Average Unit Price	2.51	-	-	-	-	-	2.51	-
NDF ARS x US$:
Notional Amount	1,032.9	-	-	-	-	-	1,032.9	(106.8)
Average Unit Price	10.35	-	-	-	-	-	10.35	-
NDF CLP x US$:
Notional Amount	377.7	-	-	-	-	-	377.7	12.5
Average Unit Price	595.47	-	-	-	-	-	595.47	-
NDF UYU x US$:
Notional Amount	115.1	-	-	-	-	-	115.1	(3.8)
Average Unit Price	26.82	-	-	-	-	-	26.82	-
NDF BOB x US$:
Notional Amount	215.6	-	-	-	-	-	215.6	(0.9)
Average Unit Price	7.10	-	-	-	-	-	7.10	-
NDF PYG x US$:
Notional Amount	264.7	-	-	-	-	-	264.7	1.6
Average Unit Price	4,752.61	-	-	-	-	-	4,752.61	-
NDF PEN x US$:
Notional Amount	121.7	-	-	-	-	-	121.7	4.4
Average Unit Price	2.96	-	-	-	-	-	2.96	-
NDF EUR x R$:
Notional Amount	(385.6)	-	-	-	-	-	(385.6)	5.4
Average Unit Price	3.42	-	-	-	-	-	3.42	-
NDF GBP x R$:
Notional Amount	7.8	-	-	-	-	-	7.8	0.4
Average Unit Price	4.11	-	-	-	-	-	4.11	-
NDF MXN x US$:
Notional Amount	219.9	-	-	-	-	-	219.9	(17.5)
Average Unit Price	0.07	-	-	-	-	-	0.07	-

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

The Depositary has made payments to us in the amount of US$3.0 million during 2014.  These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2014, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon the Company’s evaluation, as of December 31, 2014, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  The effectiveness of our internal control over financial reporting as of December 31, 2014, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  Based on those criteria, management has concluded that as of December 31, 2014, the Company’s internal control over financial reporting is effective.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm, which opinion is stated in their report, included herein.

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

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, pursuant to  Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law.  In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert.  Accordingly, our Fiscal Council is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely Mr. Celso Clemente Giacometti, who has an extensive work-related finance background and who is “independent” as set forth in Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

ITEM 16B.           CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others.  Our code of business conduct has been incorporated by reference to this annual report and was approved by our Board of Directors on August 30, 2013 (though Old Ambev already had a Board-approved code of business conduct since 2003).  If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010.  The table below sets forth the total amount billed by PricewaterhouseCoopers Auditores Independentes to the Company in 2014 and to the Company or Old Ambev in 2013 for services performed in those years, and breaks down these amounts by category of service:

	Year Ended December 31,
	2014	2013
	(in R$ thousand)
Audit fees	5,952.1	13,497.0
Audit-related fees	-	-
Tax fees	645.2	391.8
All other fees	-	49.4
Total	6,597.3	13,938.2

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

Tax Fees

Tax fees in 2014 and 2013 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of PricewaterhouseCoopers Auditores Independentes are located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil.  They are members of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and their registration number is 2SP0001/O-5.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Fiscal Council, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c)(3).  The Fiscal Council adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list”, which is in turn approved by the Board of Directors.  Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002.  The Board of Directors and the Fiscal Council periodically receive from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized.  Any services which are not included in such require a prior favorable opinion of our Fiscal Council.  Our policy also contains a list of services which cannot be rendered by our external auditors.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
December-2014	616,348	15.38	Not Specified	Not Specified
November-2014	124,674	16.73	Not Specified	Not Specified
October-2014	7,301,666	15.76	Not Specified	Not Specified
September-2014	1,541,686	15.88	Not Specified	Not Specified
August-2014	538,198	16.46	Not Specified	Not Specified
July-2014	63,729	16.47	Not Specified	Not Specified
June-2014	244,181	15.67	Not Specified	Not Specified
May-2014	634,029	16.67	Not Specified	Not Specified
April-2014	346,665	17.20	Not Specified	Not Specified
March-2014	154,648	16.73	Not Specified	Not Specified
January-2014	64,540	12.66	Not Specified	Not Specified
December-2013	570,857	16.69	Not Specified	Not Specified
November-2013	32,545	17.15	Not Specified	Not Specified
October-2013	1,154,550	17.16	Not Specified	Not Specified

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

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As previously disclosed in our current report on Form 6-K furnished on January 9, 2015, our board of directors, in compliance with the rules governing the mandatory rotation of independent auditors set forth in CVM Rule No. 308/99, approved the rotation of PricewaterhouseCoopers Auditores Independentes, or PricewaterhouseCoopers, as independent registered public accounting firm, who acted as our independent auditor for the fiscal years ended December 31, 2014, 2013, 2012, 2011 and 2010 and the engagement of Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, to serve as our new independent registered public accounting firm as from the fiscal year of 2015 until 2018. Deloitte will initiate its activities with the review of our financial statements for the first quarter of 2015.

During the two years prior to 31 December 2014, (i) PricewaterhouseCoopers has not issued any reports on our financial statements or on the effectiveness of internal control over financial reporting that contained an adverse opinion or a disclaimer of opinion, nor were the auditors’ reports of PricewaterhouseCoopers qualified or modified as to uncertainty, audit scope or accounting principles, and (ii) there has not been any disagreement over any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to PricewaterhouseCoopers’ satisfaction would have caused it to make reference to the subject matter of the disagreement in connection with its auditors’ reports, or any “reportable event” as described in Item 16F(a)(1)(v) of Form 20-F.

We have provided PricewaterhouseCoopers with a copy of this Item 16F and have requested and received from PricewaterhouseCoopers a letter addressed to the Securities and Exchange Commission stating whether or not PricewaterhouseCoopers agrees with the above statements. A copy of the letter from PricewaterhouseCoopers is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of PricewaterhouseCoopers, neither us nor anyone acting on our behalf, consulted Deloitte regarding any of the matters or events set forth in the instructions to Item 16F of Form 20-F.

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

ITEM 18.              FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

ITEM 19.              EXHIBITS

1.1	Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on October 2, 2014).
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
2.4

Guaranty, dated July 24, 2007, between Companhia de Bebidas das Américas – Ambev, as Guarantor, and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.4 to Form F-4 filed by Ambev on July 8, 2013).

2.5

First Amendment to Guaranty, dated as of January 2, 2014, between Ambev,as successor company by merger of Companhia de Bebidas das Américas – Ambev, and Deutsche Bank Trust Company Americas, as trustee (incorporated by reference to Exhibit 2.5 to Form 20-F filed by Ambev on March 25, 2014).

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

3.6

Amended and Restated Anheuser-Busch InBev Shareholders Agreement (formerly InBev Shareholders Agreement and Interbrew Shareholders Agreement), dated September 9, 2009, among BRC S.à.R.L, Eugénie Patri Sébastien S.A. (formerly Eugénie Patri Sébastien SCA), Stichting Anheuser-Busch InBev (formerly Stichting Ambev and Stichting Interbrew) and Rayvax Société d’Investissement NV/SA. (incorporated by reference to Exhibit 2.34 to Schedule 13D/A filed by Ambev on December 30, 2014).

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

8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 (English-language translation) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Ambev on March 25, 2014) .
11.2	Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014 (English-language translation).
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from PricewaterhouseCoopers Auditores Independentes to the Securities and Exchange Commission, dated March 24, 2015, regarding the change in certifying accountant.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By:         /s/ Bernardo Pinto Paiva
Name:    Bernardo Pinto Paiva
Title:       Chief Executive Officer

By:         /s/ Nelson José Jamel
Name:    Nelson José Jamel
Title:       Chief Financial Officer

Date: March 24, 2015.

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders

Ambev S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statement, statements of comprehensive income, statements of changes in equity and cash flow statements present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries (“Company”) at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting included in item 15 of this Form 20-F. Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

São Paulo - Brazil

March 24, 2015

\s\

PricewaterhouseCoopers

Auditores Independentes

AMBEV S.A. FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2014, 2013  and 2012

(Expressed in millions of Brazilian Reais)

			Restated
	Note	2014	2013(i)	2012(i)

Net sales	6	38,079.8	35,079.1	32,478.3
Cost of sales		(12,814.6)	(11,572.5)	(10,607.8)
Gross profit		25,265.2	23,506.6	21,870.5

Distribution expenses		(4,847.3)	(4,297.6)	(3,831.2)
Sales and marketing expenses		(4,311.5)	(3,762.3)	(3,547.7)
Administrative expenses		(1,820.0)	(1,748.3)	(1,613.2)
Other operating income/(expenses), net	7	1,629.2	1,761.6	863.6
Income from operations before exceptional items		15,915.6	15,460.0	13,742.0

Restructuring	8	(48.9)	(29.2)	(31.3)
Acquisition of subsidiary	8	-	-	(15.8)
Proceeds from sale of fixed assets	8	-	-	(3.3)
Fixed asset impairment	8	(32.3)	-	-
Others exceptional items	8	(7.8)	-	-
Income from operations		15,826.6	15,430.8	13,691.6

Finance cost	11	(2,648.6)	(2,495.0)	(1,560.9)
Finance income	11	1,173.2	933.6	667.6
Net finance cost		(1,475.4)	(1,561.4)	(893.3)

Share of results of associates		17.4	11.4	0.5
Income before income tax		14,368.6	13,880.8	12,798.8

Income tax expense	12	(2,006.6)	(2,481.4)	(2,339.7)
Net income		12,362.0	11,399.4	10,459.1

Attributable to:
Equity holders of Ambev		12,065.5	9,557.3	6,345.7
Non-controlling interests		296.5	1,842.1	4,113.4

Basic earnings per share – common		0.77	0.75	0.65
Diluted earnings per share– common		0.76	0.75	0.64

(i) The Company has applied retrospectively the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting policy for business combination between entities under common control (Note 1 (b)).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(Expressed in millions of Brazilian Reais)

		Restated
	2014	2013(i)	2012(i)

Net income	12,362.0	11,399.4	10,459.1

Items that will not be reclassified to profit or loss:
Remeasurement of postemployment benefits	(165.9)	201.0	12.3

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge – foreign currency cash	(330.9)	(380.7)	(256.0)
Investment hedge - Dominican Republic	(175.2)	(118.2)	(50.8)
Gains/losses on translation of other foreign operations	1,116.4	786.5	1,342.5
Gains/losses on translation of foreign operations	610.3	287.6	1,035.7

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	385.2	285.0	369.8
Removed from Equity (Hedge reserve) and included in profit or loss	(251.2)	(220.6)	(329.4)
Total cash flow hedge	134.0	64.4	40.4

Gains/losses on shares	-	-	833.6

Other comprehensive income	578.4	553.0	1,922.0

Total comprehensive income	12,940.4	11,952.4	12,381.1

Attributable to
Equity holders of Ambev	12,522.2	9,987.4	7,166.4
Non-controlling interest	418.2	1,965.0	5,214.7

(i) The Company has applied retrospectively the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting policy for business combination between entities under common control (Note 1 (b)).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2014, 2013 and January 1st, 2013

(Expressed in millions of Brazilian Reais)

			Restated
Assets	Note	2014	2013(i)	January 1st 2013 (i)

Property, plant and equipment	13	15,740.1	14,005.6	12,413.7
Goodwill	14	27,502.9	27,023.7	26,647.5
Intangible assets	15	3,754.9	3,214.0	2,936.4
Investments in associates		40.4	26.5	24.0
Investment securities	16	68.0	63.8	249.4
Deferred tax assets	17	1,392.5	1,647.8	1,428.7
Employee benefits	23	12.8	23.5	25.5
Derivative financial instruments	27	5.5	1.7	30.5
Taxes and contributions receivable		1,161.2	474.1	375.0
Other assets		1,736.5	1,795.5	1,461.8
Non-current assets		51,414.8	48,276.2	45,592.5

Investment securities	16	713.0	288.6	476.6
Inventories	18	3,411.3	2,835.6	2,505.5
Trade receivable	19	3,028.9	2,972.8	2,464.2
Derivative financial instruments	27	882.5	609.6	340.6
Taxes and contributions receivable		1,581.9	1,397.0	585.2
Cash and cash equivalents	20	9,722.1	11,538.2	9,259.3
Assets held for sale		-	-	4.1
Other assets		1,388.8	1,167.2	990.7
Current assets		20,728.5	20,809.0	16,626.2

Total assets		72,143.3	69,085.2	62,218.7

(i) The Company has applied retrospectively the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting policy for business combination between entities under common control (Note 1 (b)).

Consolidated Balance Sheets (continued)

As at December 31, 2014, 2013 and January 1st, 2013

(Expressed in millions of Brazilian Reais)

			Restated
Equity and Liabilities	Note	2014	2013(i)	January 1st 2013 (i)

Equity	21
Issued capital		57,582.4	57,000.8	249.1
Reserves		59,907.1	61,220.3	51.6
Carrying value adjustments		(75,267.9)	(75,228.6)	25,097.2
Equity attributable to equity holders of Ambev		42,221.6	42,992.5	25,397.9
Non-controlling interests		1,423.1	1,232.2	12,125.0

Total Equity		43,644.7	44,224.7	37,522.9

Interest-bearing loans and borrowings	22	1,634.6	1,865.2	2,316.2
Employee benefits	23	1,757.0	1,558.3	1,780.9
Derivative financial instruments	27	29.9	32.5	4.2
Deferred tax liabilities	17	1,737.6	2,095.7	1,367.6
Taxes and contributions payable		610.9	883.0	779.3
Trade payables	25	73.9	69.4	45.0
Provisions	26	543.2	431.7	518.1
Other liabilities		286.7	572.0	2,235.5
Non-current liabilities		6,673.8	7,507.8	9,046.8

Bank overdrafts	20	99.1	-	0.1
Interest-bearing loans and borrowings	22	988.1	1,040.6	837.8
Wages and salaries		598.4	722.1	566.1
Dividends and interest on shareholder´s equity payable		2,435.3	1,174.2	3,088.9
Derivative financial instruments	27	1,909.2	945.6	1,051.7
Income tax and social contribution payable		640.4	897.1	980.4
Taxes and contributions payable		2,903.3	2,235.2	2,101.5
Trade payables	25	8,708.7	8,007.7	6,685.5
Provisions	26	139.2	145.0	137.5
Other liabilities		3,403.1	2,185.2	199.5
Current liabilities		21,824.8	17,352.7	15,649.0

Total liabilities		28,498.6	24,860.5	24,695.8

Total equity and liabilities		72,143.3	69,085.2	62,218.7

(i) The Company has applied retrospectively the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting policy for business combination between entities under common control (Note 1 (b)).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2014	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

Net income	-	-	-	12,065.5	-	12,065.5	296.5	12,362.0

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	488.7	488.7	121.6	610.3
Cash flow hedges - gains / (losses)	-	-	-	-	133.6	133.6	0.3	133.9
Actuarial gains / (losses)	-	-	-	-	(165.6)	(165.6)	(0.2)	(165.8)
Total Comprehensive income	-	-	-	12,065.5	456.7	12,522.2	418.2	12,940.4
Prior year adjustment (i)	-	-	-	(24.1)	89.4	65.3	-	65.3
Capital increase	581.6	(423.9)	-	-	-	157.7	-	157.7
Expenses on issue of shares	-	(0.9)	-	-	-	(0.9)	-	(0.9)
Amount paid ABI - Bucanero (Note 1(b))	-	-	-	-	(505.3)	(505.3)	-	(505.3)
Gains/(losses) of controlling interest´s share	-	-	-	-	(4.2)	(4.2)	(7.4)	(11.6)
Dividends distributed	-	-	(1,591.2)	(5,492.2)	-	(7,083.4)	(219.9)	(7,303.3)
Interest on shareholder´s equity distributed	-	-	(2,412.2)	(1,569.2)	-	(3,981.4)	-	(3,981.4)
Interest on shareholder´s equity accrued to distribute	-	-	-	(2,042.6)	-	(2,042.6)	-	(2,042.6)
Share-based payment	-	154.3	-	-	-	154.3	-	154.3
Acquired shares and result on treasury shares	-	(68.6)	-	-	-	(68.6)	-	(68.6)
Prescribed dividends	-	-	-	16.1	-	16.1	-	16.1
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:
Fiscal incentive reserve	-	-	1,022.7	(1,022.7)	-	-	-	-
Interest on shareholder´s equity proposed	-	-	1,508.4	(1,508.4)	-	-	-	-
Investments reserve	-	-	498.3	(498.3)	-	-	-	-
At December 31, 2014	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

(i) Prior to January 1, 2014, the Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively. Prior periods were not revised as amounts were considered immaterial

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserve	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2013	249.1	-	51.6	-	25,097.2	25,397.9	12,125.0	37,522.9

Net income	-	-	-	7,322.8	2,234.5	9,557.3	1,842.1	11,399.4

Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	165.6	165.6	122.0	287.6
Cash flow hedges - gains / (losses)	-	-	-	-	62.4	62.4	1.9	64.3
Actuarial gains / (losses)	-	-	-	-	202.0	202.0	(1.0)	201.0
Total Comprehensive income	-	-	-	7,322.8	2,664.5	9,987.3	1,965.0	11,952.3
Capital increase (i)	8,224.3	6,775.0	1,431.9	-	(16,413.7)	17.5	-	17.5
Stock swap merger – capital increase	48,527.4	48,527.4	-	-	-	97,054.8	(97,054.8)	-
Stock swap merger – Carrying value adjustments	-	-	-	-	(85,242.6)	(85,242.6)	85,242.6	-
Expenses on issue of shares	-	(26.9)	-	-	-	(26.9)	-	(26.9)
Put option to acquire interest in a subsidiary	-	-	-	-	(54.1)	(54.1)	-	(54.1)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(28.2)	(28.2)	(176.1)	(204.3)
Dividends distributed	-	-	(13.1)	(2,035.9)	-	(2,049.0)	(73.2)	(2,122.2)
Dividends accrued to distribute	-	-	-	(915.1)	-	(915.1)	-	(915.1)
Acquire shares and result on treasury shares	-	(28.8)	-	-	-	(28.8)	-	(28.8)
Share-based payment	-	115.7	-	-	-	115.7	-	115.7
Prescribed dividends	-	-	-	15.6	-	15.6	-	15.6
Effects of predecessor basis of accounting (ii)	-	-	-	-	(1,251.7)	(1,251.7)	(796.3)	(2,048.0)
Reserves destination:	-	-	-	-	-	-	-	-
Fiscal incentive reserve	-	-	418.0	(418.0)	-	-	-	-
Investments reserve	-	-	906.0	(906.0)	-	-	-	-
Additional dividends	-	-	3,063.4	(3,063.4)	-	-	-	-
At December 31, 2013	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

(i) Refers to capital increase through the contribution of shares, as described in Note 1 (c) This increase was performed at cost value, without any capital gain or loss.

(ii) Mainly refers to the effects of distribution of results from subsidiary until April, 2013, accounted under predecessor basis, as explained in Note 1 (c)).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Total Majority Owner’s Net	Non-controlling interest	Total Net Investment

At January 1, 2012	23,089.6	10,035.7	33,125.3
Effects of predecessor basis of accounting (i)	237.4	34.8	272.2
At January 1, 2012 – Restated (i)	23,327.0	10,070.5	33,397.5
Net income	6,349.7	4,116.3	10,466.0
Distribution to owners	(4,069.5)	(2,527.3)	(6,596.8)
Other comprehensive income	816.7	1,098.4	1,915.1
Others	(1,026.0)	(632.9)	(1,658.9)
Balance as at December 31, 2012	25,397.9	12,125.0	37,522.9

(i) The Company has applied retrospectively the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc., the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting policy for business combination between entities under common control (Note 1 (b)).

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2014, 2013  and  2012

 (Expressed in millions of Brazilian Reais)

			Restated (i)
	Note	2014	2013	2012

Net income		12,362.0	11,399.4	10,459.1
Depreciation, amortization and impairment		2,392.5	2,105.1	1,953.1
Impairment losses on receivables and inventories		99.6	117.1	127.0
Additions in provisions and employee benefits		169.1	203.2	173.2
Net finance cost	11	1,475.4	1,561.4	893.3
Loss/(gain) on sale of property, plant and equipment and intangible assets		(33.9)	(24.7)	(36.8)
Loss/(gain) on assets held for sale		-	-	3.6
Equity-settled share-based payment expense	24	161.1	182.2	144.6
Income tax expense	17	2,006.6	2,481.4	2,339.7
Share of result of associates		(17.4)	(11.4)	(0.5)
Other non-cash items included in the profit		(320.1)	(228.1)	(223.0)
Cash flow from operating activities before changes in working capital and use of provisions		18,294.9	17,785.6	15,833.4

Decrease (increase) in trade and other receivables		(502.6)	(1,178.1)	(347.8)
Decrease (increase) in inventories		(589.0)	(417.6)	(202.2)
Increase (decrease) in trade and other payables		1,577.4	1,279.9	566.4
Cash generated from operations		18,780.7	17,469.8	15,849.8

Interest paid		(699.6)	(431.5)	(486.4)
Interest received		349.4	605.4	450.4
Dividends received		21.0	136.0	125.0
Income tax paid		(2,555.8)	(2,464.9)	(1,622.4)
Cash flow from operating activities		15,895.7	15,314.8	14,316.4

Proceeds from sale of property, plant and equipment and intangible assets		152.0	112.2	122.8
Acquisition of property, plant and equipment and intangible assets		(4,493.1)	(3,810.3)	(3,017.9)
Acquisition of subsidiaries, net of cash acquired		(10.7)	(254.9)	(2,537.0)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(445.7)	141.7	(272.4)
Net proceeds/(acquisition) of other assets		29.5	-	(16.6)
Cash flow from investing activities		(4,768.0)	(3,811.3)	(5,721.0)

Capital increase	21	157.6	17.4	-
Capital increase of non-controlling interests		-	172.4	210.1
Proceeds/repurchase of treasury shares	14	(74.2)	(37.7)	(30.4)
Proceeds from borrowings		1,005.2	331.4	1,468.8
Repayment of borrowings		(1,790.3)	(991.2)	(3,200.1)
Cash net of finance costs other than interests		(380.9)	(1,663.8)	(646.4)
Payment of finance lease liabilities		(1.6)	(1.5)	(8.1)
Dividends paid		(12,059.6)	(7,333.7)	(5,619.3)
Cash flow from financing activities		(13,143.8)	(9,506.7)	(7,825.3)

Net increase/(decrease) in cash and cash equivalents		(2,016.1)	1,996.8	770.1
Cash and cash equivalents less bank overdrafts at beginning of year (ii)		11,538.2	9,259.2	8,371.1
Effect of exchange rate fluctuations		100.9	282.2	118.0
Cash and cash equivalents less bank overdrafts at end of year (ii)	20	9,623.0	11,538.2	9,259.2

(i) The Company has applied retrospectively the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc. (“Cerbuco”), the holding company that owns controlling interest in Bucanero S.A. (“Bucanero”), consistent with the accounting policy for business combination between entities under common control (Note 1 (b)).

(ii) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting policies
4	Use of estimates and judgments
5	Segment reporting
6	Net sales
7	Other operating income/(expenses)
8	Exceptional items
9	Payroll and related benefits
10	Additional information on operating expenses by nature
11	Finance cost and income
12	Income tax and social contribution
13	Property, plant and equipment
14	Goodwill
15	Intangible assets
16	Investment securities
17	Deferred income tax and social contribution
18	Inventories
19	Trade receivables
20	Cash and cash equivalents
21	Changes in equity
22	Interest-bearing loans and borrowings
23	Employee benefits
24	Share-based payments
25	Trade payables
26	Provisions
27	Financial instruments and risks
28	Operating leases
29	Collateral and contractual commitments with suppliers, advances from customers and other
30	Contingencies
31	Related parties
32	Group companies
33	Insurance
34	Events after the reporting period

1. CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, by participating either directly or indirectly in other Brazilian-domiciled companies and elsewhere in the Americas.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”) and AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”).

The financial statements were approved by the Board of Directors on March 20, 2015.

(b)   Major corporate events in 2014:

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their book value. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

On October 1, 2014, Londrina Bebidas Ltda. ("Londrina Beverages") was merged with and into Ambev S.A in Extraordinary General Meeting (“EGM”) held on such date.

As a result, the Company. received Londrina Beverages’s assets, rights and liabilities for their book value. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company is as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.	Londrina Bebidas Ltda
	01/01/2014	01/01/2014	01/01/2014	10/01/2014
Assets
Current assets	11,027.6	1,133.5	61.3	519.6
Non-current assets	47,220.2	4,906.1	2.7	737.7
Total assets	58,247.8	6,039.6	64.0	1,257.3

Liabilities
Current liabilities	10,258.1	3,059.1	24.7	304.1
Non-current liabilities	12,630.6	912.7	5.8	578.8
Total liabilities	22,888.7	3,971.8	30.5	882.9

Net Assets	35,359.1	2,067.8	33.5	374.4

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc. (“Cerbuco”), who owns interest in Bucanero S.A. (“Bucanero”), Leader Company in Cuba business beer.

With this acquisition, the Company aims to strengthen its leadership in the Caribbean.

The company accounted for its acquisition in Cerbuco as a common control transfer and reflected retrospectively the consolidation of the subsidiary at ABI’s carrying value. The difference between the amount paid and ABI’s net assets acquired is accounted in equity.

The impacts on the balance sheet and the statements of previously published results are shown below:

Consolidated Balance Sheets As at December 31, 2013 and 2012 (Expressed in millions of Brazilian Reais)
	2013	2013	2012	2012
	Adjusted	Previously reported	Adjusted	Previously reported
Assets
Current assets	20,809.1	20,470.0	16,626.1	16,305.9
Non-current assets	48,276.2	48,204.0	45,592.6	45,527.0
Total assets	69,085.3	68,674.0	62,218.7	61,832.9

Liabilities
Current liabilities	17,352.7	17,180.6	15,648.9	15,527.3
Non-current liabilities	7,507.8	7,496.0	9,046.9	9,036.6
Total liabilities	24,860.5	24,676.6	24,695.8	24,563.9

Equity
Equity attributable to equity holders of Ambev	42,992.5	42,838.8	25,397.9	25,206.6
Non-controlling interests	1,232.2	1,158.6	12,125.0	12,062.4
Total equity	44,224.7	43,997.4	37,522.9	37,269.0

Consolidated Income Statements Year ended December 31, 2013 (Expressed in millions of Brazilian Reais)
	2013	2013	2012	2012
	Adjusted	Previously reported	Adjusted	Previously reported

Net sales	35,079.1	34,791.4	32,478.3	32,231.0
Cost of sales	(11,572.5)	(11,397.8)	(10,607.8)	(10,459.8)
Gross profit	23,506.6	23,393.6	21,870.5	21,771.2

Distribution expenses	(4.297.6)	(4,268.2)	(3,831.2)	(3.807,2)
Sales and marketing expenses	(3.762.3)	(3,757.6)	(3,547.7)	(3.543,7)
Administrative expenses	(1,748.3)	(1,736.5)	(1,613.2)	(1,603.5
Other operating income/(expenses)	1,761.6	1,761.5	863.6	863.4
Income from operations before exceptional items	15,460.0	15,392.8	13,742.0	13,680.2

Restructuring	(29.2)	(29.2)	(31.3)	(31.3)
Acquisition of subsidiary	-	-	(15.8)	(15.8)
Proceeds from sale of fixed assets	-	-	(3.3)	(3.3)
Income from operations	15,430.8	15,363.6	13,691.6	13,629.8

Finance cost	(2,495.0)	(2,496.9)	(1,560.9)	(1,556.4)
Finance income	933.6	933.5	667.6	666.8
Net finance cost	(1,561.4)	(1,563.4)	(893.3)	(889.6)

Share of results of associates	11.4	11.4	0.5	0.5
Income before income tax	13,880.8	13,811.6	12,798.8	12,740.7

Income tax expense	(2,481.4)	(2,457.6)	(2,339.7)	(2,320.1)
Net income	11,399.4	11,354.0	10,459.1	10,420.6

Attributable to:
Equity holders of Ambev	9,557.3	9,534.9	6,345.7	6,327.3
Non-controlling interests	1,842.1	1,819.1	4,113.4	4,093.3

Basic earnings per share – common	0.75	0.75	0.65	0.65
Diluted earnings per share– common	0.75	0.74	0.64	0.64

Consolidated Cash Flow Statements Year ended December 31, 2013 (Expressed in millions of Brazilian Reais)		2013
Consolidated Cash Flow	Adjusted	Previously reported
Cash flow from operating activities	15,314.8	15,245.9
Cash flow from investing activities	(3,811.3)	(3,802.0)
Cash flow from financing activities	(9,506.7)	(9,385.3)

As a result of the items above explained, the entries by the adoption of the predecessor basis of accounting are well detailed in the separate balance sheet of the Company:

	2013	2012
Cerbuco's equity	153,7	191,3
Acquisition of subsidiary	100%	100%
Adjustment for adoption of the predecessor basis of accounting	153,7	191,3

Assigned in the Statement of Changes in Equity:
Accounting adjustments for transactions between shareholders	153,7	191,3

The impacts of accounting presented above in the income statement of the Company are as follows:

2013
Cerbuco's net income	22,4
Shareholding participation after acquisition	100%
Adjustment for adoption of the predecessor basis of accounting	22,4

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive right to import, sell, distribute and market branded products Corona and related brands, including but not limited Corona Extra, Corona Light, Coronita, Pacifico e Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded intangible assets in the amount of R$150,9 in counterpart of the amount disbursed.

(c)    Major corporate events in 2013:

Ambev S.A. corporate restructuring

On December 7, 2012, Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas” or “Old Ambev”), announced  its intention to execute a corporate restructuring to a new single–class capital structure comprised exclusively of voting common shares (the “Stock Swap Merger”).

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

The Company has applied the predecessor basis of accounting in corporate restructuring with its related party.

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were effective as of December 31, 2014.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of December 31, 2014 in relation to those presented in the financial statements for the year ended December 31, 2013.

(a)   Basis of preparation and measurement

The financial statements are presented in million of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million indicated. Depending on the applicable IFRS requirement, the measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount. Whenever IFRS provides an option between cost of acquisition and another measurement basis (e.g., systematic re-measurement), the cost of acquisition approach is applied.

(b)   Summary of changes in accounting policies

The additional mandatory amendments with effective application for the financial year beginning on January 1, 2014 have not been listed because of either their non-applicability to or their immateriality to the Company.

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

Subsidiaries are consolidated as from the date in which control is obtained to the Company, except when the predecessor basis of accounting is applied for common control transfers. Consolidation is discontinued as from the date control ceases.

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

All intercompany transactions, balances and unrealized gains and losses on transactions between group companies have been eliminated. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

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

Under the predecessor basis of accounting, when accounting for a transfer of assets or a swap of shares between entities under common control, the entity who receives the net assets or the equity interests shall initially record the assets and liabilities transferred at their parent book value at the transfer date retrospectively. If the book values of assets and liabilities transferred by the parent are different from the historical cost of the controlling entity of the entities under common control, the financial statements of the acquirer shall reflect the assets and liabilities transferred at cost of the controlling entity of the entities under common control.

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

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2014	2013	2012	2014	2013	2012

CAD	Canadian Dollars	Canada and Cuba	2.2932	2.2021	2.0524	2.1372	2.0945	1.9461
DOP	Dominican Pesos	Dominican republic	0.0601	0.0551	0.0512	0.0540	0.0517	0.0497
USD	US Dollar	Ecuador, Denmark and Cuba (i)	2.6562	2.3426	2.0435	2.3488	2.1574	1.9476
GTQ	Quetzal	Guatemala	0.3508	0.2998	0.2586	0.3042	0.2744	0.2488
PEN	Novo Sol	Peru	0.8934	0.8360	0.8007	0.8285	0.8002	0.7372
ARS	Argentinean Peso	Argentina	0.3106	0.3594	0.4156	0.2893	0.3961	0.4286
BOB	Bolivian Peso	Bolivia	0.3816	0.3366	0.2936	0.3375	0.3100	0.2798
PYG	Guarani	Paraguai	0.0006	0.0005	0.0005	0.0005	0.0005	0.0004
UYU	Uruguayan Peso	Uruguay	0.1090	0.1093	0.1053	0.1012	0.1052	0.0963
CLP	Chilean Peso	Chile	0.0044	0.0045	0.0043	0.0041	0.0044	0.0040

(i) The functional currency of Cuba, the Cuban convertible peso (“CUC”), has a fixed parity with the dollar (“USD”) at balance sheet date.

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

The performance information by business units (Beer and carbonated soft drinks (“CSD”)), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as normalized earnings before interest and taxes (normalized EBIT) and normalized earnings before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis. These indicators are reconciled to the profit of the segment in the tables on Note 5 – Segment reporting.

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil, where we operate two business sub units: (i) beer and (ii) CSD; and (b) in Hispanic Latin America Operations, excluding Latin America South (“HILA-ex”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua), Guatemala (which also serves El Salvador and Nicaragua) and Cuba;

▪  Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru; and

▪  Canada, represented by Labatt’s operations.

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

(h)   Exceptional items

Exceptional items are those that in Management’s judgment need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, acquisition of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

(i)     Income tax and social contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in comprehensive income or equity account (except interest on shareholder’s equity. See Note 3 (p)).

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

Property, plant and equipment, and depreciation include the effects of the predecessor basis of accounting as described in Note 3 (c) – Business combination between entities under common control.

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

Regarding associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint ventures.

If the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement.

Expenditure on internally generated goodwill is expensed as incurred.

Goodwill includes the effects of the predecessor basis of accounting as described in Note 1 - Corporate information.

(l)     Intangible assets

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

Amortization related distribution rights is included within sales and marketing expenses.

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

(n)   Trade receivables

Accounts receivable are initially recognized at fair value and subsequently at amortized cost, less provision for losses on doubtful accounts. An allowance for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. An allowance for impairment loss is recorded for an amount considered sufficient by management to cover probable losses upon the realization of receivables. The amount of the allowance is the difference between the asset’s carrying amount and the present value of the estimated future cash flows. The allowance for impairment loss is recognized in the income statement, as are subsequent recoveries of previous impairments. Historically, nosignificant losses in trade receivables have been experienced.

(o)   Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with a maturity up to three months with insignificant risks of changes in value, and readily convertible into cash. They are stated at face value, which approximates their fair value.

For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

(p)   Equity

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

Dividends and Interest on shareholder’s equity

Dividends and interest on shareholder’s equity are recognized in the liability on the date that are approved on Board of Directors Meeting and when individually credited to the Company’s shareholders, except the minimum statutory dividends provided by the Company’s bylaws, that are recognized as a liability when applicable, at the end of each exercise.

The expense of interest attributable to capital to shareholders is recognized in income for calculation of Brazilian income and social contribution tax and after are reclassified from shareholders' equity for presentation purposes in financial statements.

(q)   Interest-bearing loans and borrowings

Interest-bearing loans and borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing loans and borrowings are stated at amortized cost with any difference between the initial and maturity amount being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowings covered by a hedge structure (Note 22 – Interest-bearing loans and borrowings).

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

(r)    Employee benefits

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

r.1) Defined contribution plans

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

r.2) Defined benefit plans

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

(s)    Share-based payments

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

(t)     Trade payables

Trade payables are recognized initially at fair value and subsequently at amortized cost using the effective interest method.

(u)   Provisions

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

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events. Such items may include but are not limited to, several claims, suits and actions filed by or against the Company relating to antitrusts laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters.

(v)   Financial assets

v.i) Classification

The Company classifies its financial assets in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, (3) held to maturity  and (4) available for sale. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

v.i.1) Financial assets at fair value through profit or loss

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

v.i.2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period (these are classified as non-current assets).

v.i.3) Investments held to maturity

Investments held to maturity are financial assets acquired with the intention and financial ability to hold them in the portfolio until maturity.

v.i.4) Available-for-sale financial assets

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

v.ii) Recognition and measurement

Purchases and sales of financial assets are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset.

Financial assets are realized when the rights to receive cash flows from investments have expired or have been transferred, in this case, when the Company has transferred substantially all risks and benefits of ownership.

v.ii.1) Financial assets at fair value through profit or loss

Financial assets at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. Subsequently, they are carried at fair value. Gains or losses arising from changes in the fair value of financial assets at fair value through profit or loss are presented in the income statement in the period in which they arise.

v.ii.2) Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate.

v.ii.3) Investments held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

v.ii.4) Available-for-sale financial assets

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

v.iii) Impairment of financial assets

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

v.iv) Offsetting of financial instruments

Financial assets and liabilities are offset and the net amount presented in the balance sheet when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

(w) Derivative financial instruments

The Company uses derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative financial instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

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

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Changes in fair value of derivative financial instruments are recognized in the income statement, except when they are cash flow or net investment instruments, when any gain or loss is recognized directly in other comprehensive income.

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

(x)   Impairment of non-financial assets

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

(y)   Accounting for operating leases

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

(z)    Government grants

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

The interest rates of these loans are advantageous over the market rate, such ICMS financing  are recorded at present value since these are considered subsidized loans. The Company determined its average funding costs in the debt market as the appropriate discount rate for calculating the present value adjustment in this type of transaction. Upon funding, the present value adjustment related to the consideration is calculated and recorded in Other operating income, following the treatment for subsidies. Management reviews the discount rate used annually for new subsidized loans, by considering the prospective application of the weighted average rates prevailing at the moment.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

(aa)           Recently issued IFRS

To the extent that new IFRS requirements are expected to be applicable in the future, they have been summarized hereafter. For the year ended 31 December 2014 they have not been applied in preparing these consolidated financial statements.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39 introduces new requirements for classification, measurement, write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test of financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with the possibility of early adoption.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017.

Other standards, interpretations and amendments to standards

Other new standards and amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1, 2015 were not listed above due to its non-applicability or none of them is expected to have a significant effect on the financial statement of the Company.

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

(ii) business combinations (Note 3 (c), and (k));

(iii) impairment (Note 3 (v.iii) and (x));

(iv) provisions (Note 3 (u));

(v) share-based payments (Note 3 (s));

(vi) employee benefits (Note 3 (r));

(vii) current and deferred tax (Note 3 (i));

(viii) joint arrangements (Note 3 (c)).

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed annually and whenever a triggering event has occurred, in order to determine whether the carrying value exceeds the recoverable amount.  These calculations are based on estimates of future cash flows.

The company uses its judgment to select a variety of methods including the discounted cash flow method and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

Actuarial assumptions are established to anticipate future events and are used in calculating pension and other long-term employee benefit expense and liability. These factors include assumptions with respect to interest rates, rates of increase in health care costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local enquiries usually in relation to prior years. Investigations and negotiations with local tax authorities are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time to conclude. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the period such determination is made.

Judgments made by Management in the application of IFRS that have a significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are further discussed in the relevant notes hereafter.

5. SEGMENT REPORTING

Segment information is presented in millions of Brazilian Reais, except for volumes, which are presented in millions of hectoliters.

(a)    Reportable segments:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Volume	125.4	120.5	123.6	36.8	36.9	38.1	9.5	9.1	9.4	171.7	166.5	171.1

Net sales	26,470.7	23,767.3	22,196.8	6,955.7	7,051.7	6,250.7	4,653.4	4,260.1	4,030.8	38,079.8	35,079.1	32,478.3
Cost of sales	(8,807.5)	(7,727.2)	(7,013.7)	(2,607.3)	(2,605.1)	(2,449.7)	(1,399.8)	(1,240.2)	(1,144.4)	(12,814.6)	(11,572.5)	(10,607.8)
Gross profit	17,663.2	16,040.1	15,183.0	4,348.4	4,446.6	3,801.0	3,253.6	3,019.9	2,886.4	25,265.2	23,506.6	21,870.4
Distribution expenses	(3,299.2)	(2,920.1)	(2,509.7)	(681.7)	(667.6)	(577.2)	(866.4)	(709.9)	(744.3)	(4,847.3)	(4,297.6)	(3,831.2)
Sales and marketing expenses	(2,954.8)	(2,492.5)	(2,417.5)	(740.1)	(746.1)	(654.9)	(616.6)	(523.7)	(475.2)	(4,311.5)	(3,762.3)	(3,547.7)
Administrative expenses	(1,398.8)	(1,312.9)	(1,249.1)	(254.6)	(258.0)	(220.9)	(166.6)	(177.4)	(143.2)	(1,820.0)	(1,748.3)	(1,613.2)
Other operating income/(expenses), net	1,620.9	1,768.0	840.3	11.6	(12.3)	7.4	(3.3)	5.9	15.9	1,629.2	1,761.6	863.6
Normalized income from operations (normalized EBIT)	11,631.3	11,082.6	9,847.0	2,683.6	2,762.6	2,355.4	1,600.7	1,614.8	1,539.5	15,915.6	15,460.0	13,741.9
Exceptional items	(50.2)	(12.7)	(50.4)	(28.8)	(9.9)	-	(10.0)	(6.6)	-	(89.0)	(29.2)	(50.4)
Income from operations (EBIT)	11,581.1	11,069.9	9,796.6	2,654.8	2,752.7	2,355.4	1,590.7	1,608.2	1,539.5	15,826.6	15,430.8	13,691.5
Net finance cost	(972.1)	(902.9)	(725.2)	(540.6)	(668.8)	(110.3)	37.3	10.3	(57.8)	(1,475.4)	(1,561.4)	(893.3)
Share of result of associates	11.3	9.8	-	-	-	-	6.1	1.6	0.5	17.4	11.4	0.5
Income before income tax	10,620.3	10,176.8	9,071.4	2,114.2	2,083.9	2,245.1	1,634.1	1,620.1	1,482.2	14,368.6	13,880.8	12,798.7
Income tax expense	(845.2)	(1,098.3)	(1,198.9)	(733.7)	(985.8)	(662.6)	(427.7)	(397.3)	(478.2)	(2,006.6)	(2,481.4)	(2,339.7)
Net income	9,775.1	9,078.5	7,872.5	1,380.5	1,098.1	1,582.5	1,206.4	1,222.8	1,004.0	12,362.0	11,399.4	10,459.1

Normalized EBITDA	13,422.7	12,624.9	11,284.2	3,098.7	3,150.3	2,727.0	1,754.5	1,789.9	1,683.8	18,275.9	17,565.1	15,695.0
Exceptional items	(50.2)	(12.7)	(50.4)	(28.8)	(9.9)	-	(10.0)	(6.6)	-	(89.0)	(29.2)	(50.4)
Depreciation, amortization and impairment excluding exceptional items	(1,791.4)	(1,542.3)	(1,437.3)	(415.1)	(387.7)	(371.5)	(153.8)	(175.1)	(144.3)	(2,360.3)	(2,105.1)	(1,953.1)
Net finance costs	(972.1)	(902.9)	(725.2)	(540.6)	(668.8)	(110.3)	37.3	10.3	(57.8)	(1,475.4)	(1,561.4)	(893.3)
Share of results of associates	11.3	9.8	-	-	-	-	6.1	1.6	0.5	17.4	11.4	0.5
Income tax expense	(845.2)	(1,098.3)	(1,198.9)	(733.7)	(985.8)	(662.6)	(427.7)	(397.3)	(478.2)	(2,006.6)	(2,481.4)	(2,339.7)
Net income	9,775.1	9,078.5	7,872.4	1,380.5	1,098.1	1,582.6	1,206.4	1,222.8	1,004.0	12,362.0	11,399.4	10,459.0

Normalized EBITDA margin in %	50.7%	53.1%	50.8%	44.5%	44.7%	43.6%	37.7%	42.0%	41.8%	48.0%	50.1%	48.3%

Acquisition of property, plant and equipment	3,430.8	2,958.6	2,354.4	903.4	645.0	589.9	183.3	206.7	154.3	4,517.5	3,810.3	3,098.6
Additions to / (reversals of) provisions	326.5	406.6	260.1	17.1	2.9	5.2	-	4.8	22.3	343.6	414.3	287.6
Full time employee	38.4	38.3	36.3	10.9	10.5	10.9	2.6	2.8	4.7	51.9	51.6	51.9

	2014	2013	2012	2014	2013	2012	2014	2013	2012	2014	2013	2012

Segment assets	42,504.5	40,217.8	41,366.7	9,323.0	8,135.7	7,609.7	7,024.7	6,611.2	2,923.3	58,852.2	54,964.7	51,899.7
Intersegment elimination										(1,618.1)	(927.4)	(1,958.7)
Non-segmented assets										14,909.2	15,047.9	12,277.7
Total assets										72,143.3	69,085.2	62,218.7

Segment liabilities	16,564.8	14,336.1	14,847.5	3,836.6	2,873.1	3,642.1	2,665.9	2,451.0	2,490.5	23,067.3	19,660.2	20,980.1
Intersegment elimination										(1,618.1)	(927.4)	(1,958.7)
Non-segmented liabilities										50,694.1	50,352.4	43,197.3
Total liabilities										72,143.3	69,085.2	62,218.7

(i) Latin America – North: includes operations in Brazil and HILA-ex (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador and Peru.

(b) Additional information – by Business unit:

	Latin America - north
	Beer			Soft drink			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Volume	93.1	88.9	91.6	32.3	31.6	32.0	125.4	120.5	123.6

Net sales	22,135.2	19,784.7	18,607.6	4,335.5	3,982.6	3,589.2	26,470.7	23,767.3	22,196.8
Cost of sales	(6,815.1)	(5,866.5)	(5,488.4)	(1,992.4)	(1,860.7)	(1,525.3)	(8,807.5)	(7,727.2)	(7,013.7)
Gross profit	15,320.1	13,918.2	13,119.1	2,343.1	2,121.9	2,063.9	17,663.2	16,040.1	15,183.0
Distribution expenses	(2,689.3)	(2,378.4)	(2,026.4)	(609.9)	(541.7)	(483.3)	(3,299.2)	(2,920.1)	(2,509.7)
Sales and marketing expenses	(2,708.6)	(2,265.0)	(2,213.0)	(246.2)	(227.5)	(204.5)	(2,954.8)	(2,492.5)	(2,417.5)
Administrative expenses	(1,289.2)	(1,171.2)	(1,113.7)	(109.6)	(141.7)	(135.3)	(1,398.8)	(1,312.9)	(1,249.0)
Other operating income/(expenses), net	1,326.6	1,392.4	648.7	294.3	375.6	191.5	1,620.9	1,768.0	840.2
Normalized income from operations (normalized EBIT)	9,959.6	9,496.0	8,414.7	1,671.7	1,586.6	1,432.3	11,631.3	11,082.6	9,847.0
Exceptional items	(38.4)	(11.0)	(42.2)	(11.8)	(1.7)	(8.2)	(50.2)	(12.7)	(50.4)
Income from operations (EBIT)	9,921.2	9,485.0	8,372.5	1,659.9	1,584.9	1,424.1	11,581.1	11,069.9	9,796.6
Net finance cost	(972.1)	(902.9)	(725.2)	-	-	-	(972.1)	(902.9)	(725.2)
Share of result of associates	11.3	9.8	-	-	-	-	11.3	9.8	-
Income before income tax	8,960.4	8,591.9	7,647.3	1,659.9	1,584.9	1,424.1	10,620.3	10,176.8	9,071.4
Income tax expense	(845.2)	(1,098.3)	(1,198.9)	-	-	-	(845.2)	(1,098.3)	(1,198.9)
Net income	8,115.2	7,493.6	6,448.4	1,659.9	1,584.9	1,424.1	9,775.1	9,078.5	7,872.5

Normalized EBITDA	11,426.4	10,759.6	9,594.2	1,996.3	1,865.3	1,690.0	13,422.7	12,624.9	11,284.2
Exceptional items	(38.4)	(11.0)	(42.2)	(11.8)	(1.7)	(8.2)	(50.2)	(12.7)	(50.4)
Depreciation, amortization and impairment excluding exceptional items	(1,466.8)	(1,263.6)	(1,179.6)	(324.6)	(278.7)	(257.7)	(1,791.4)	(1,542.3)	(1,437.3)
Net finance costs	(972.1)	(902.9)	(725.1)	-	-	-	(972.1)	(902.9)	(725.1)
Share of results of associates	11.3	9.8	-	-	-	-	11.3	9.8	-
Income tax expense	(845.2)	(1,098.3)	(1,198.9)	-	-	-	(845.2)	(1,098.3)	(1,198.9)
Net income	8,115.2	7,493.6	6,448.4	1,659.9	1,584.9	1,424.1	9,775.1	9,078.5	7,872.5

Normalized EBITDA margin in %	51.6%	54.4%	51.6%	46.0%	46.8%	47.1%	50.7%	53.1%	50.8%

	Brazil
	Beer			Soft drink			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Volume	86.9	83.0	86.7	30.6	30.2	30.8	117.5	113.2	117.5

Net sales	20,468.7	18,407.1	17,598.4	3,914.2	3,633.7	3,379.5	24,382.9	22,040.8	20,977.9
Cost of sales	(6,162.4)	(5,323.7)	(4,995.8)	(1,670.8)	(1,588.1)	(1,414.0)	(7,833.2)	(6,911.8)	(6,409.8)
Gross profit	14,306.3	13,083.4	12,602.6	2,243.4	2,045.6	1,965.5	16,549.7	15,129.0	14,568.1
Distribution expenses	(2,516.5)	(2,217.4)	(1,923.7)	(562.4)	(496.1)	(441.1)	(3,078.9)	(2,713.5)	(2,364.8)
Sales and marketing expenses	(2,493.4)	(2,116.9)	(2,076.3)	(190.0)	(188.1)	(174.7)	(2,683.4)	(2,305.0)	(2,251.0)
Administrative expenses	(1,211.8)	(1,074.0)	(1,028.7)	(81.8)	(112.9)	(103.2)	(1,293.6)	(1,186.9)	(1,131.9)
Other operating income/(expenses), net	1,329.6	1,409.8	650.9	294.3	365.6	185.5	1,623.9	1,775.4	836.4
Normalized income from operations (normalized EBIT)	9,414.2	9,084.9	8,224.8	1,703.5	1,614.1	1,432.0	11,117.7	10,699.0	9,656.8
Exceptional items	(11.4)	(6.3)	(19.1)	(0.2)	-	-	(11.6)	(6.3)	(19.1)
Income from operations (EBIT)	9,402.8	9,078.6	8,205.7	1,703.3	1,614.1	1,432.0	11,106.1	10,692.7	9,637.7
Net finance cost	(997.5)	(893.4)	(676.5)	-	-	-	(997.5)	(893.4)	(676.5)
Share of result of associates	11.3	9.8	-	-	-	-	11.3	9.8	-
Income before income tax	8,416.6	8,195.0	7,529.2	1,703.3	1,614.1	1,432.0	10,119.9	9,809.1	8,961.2
Income tax expense	(749.3)	(994.3)	(1,144.7)	-	-	-	(749.3)	(994.3)	(1,144.7)
Net income	7,667.3	7,200.7	6,384.5	1,703.3	1,614.1	1,432.0	9,370.6	8,814.8	7,816.5

Normalized EBITDA	10,744.5	10,229.8	9,312.8	1,980.5	1,852.9	1,661.5	12,725.0	12,082.7	10,974.3
Exceptional items	(11.4)	(6.3)	(19.1)	(0.2)	-	-	(11.6)	(6.3)	(19.1)
Depreciation, amortization and impairment excluding exceptional items	(1,330.3)	(1,144.9)	(1,088.0)	(277.0)	(238.8)	(229.5)	(1,607.3)	(1,383.7)	(1,317.5)
Net finance costs	(997.5)	(893.4)	(676.5)	-	-	-	(997.5)	(893.4)	(676.5)
Share of results of associates	11.3	9.8	-	-	-	-	11.3	9.8	-
Income tax expense	(749.3)	(994.3)	(1,144.7)	-	-	-	(749.3)	(994.3)	(1,144.7)
Net income	7,667.3	7,200.7	6,384.5	1,703.3	1,614.1	1,432.0	9,370.6	8,814.8	7,816.5

Normalized EBITDA margin in %	52.5%	55.6%	52.9%	50.6%	51.0%	51.0%	52.2%	54.8%	52.3%

	HILA-ex
	Beer			Soft drink			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Volume	6.2	5.9	4.9	1.7	1.4	1.2	7.9	7.3	6.1

Net sales	1,666.5	1,377.6	1,009.2	421.3	348.9	209.7	2,087.8	1,726.5	1,218.9
Cost of sales	(652.7)	(542.8)	(492.6)	(321.6)	(272.6)	(111.3)	(974.3)	(815.4)	(603.9)
Gross profit	1,013.8	834.8	516.5	99.7	76.3	98.4	1,113.5	911.1	614.9
Distribution expenses	(172.8)	(161.0)	(102.6)	(47.5)	(45.6)	(42.2)	(220.3)	(206.6)	(144.8)
Sales and marketing expenses	(215.2)	(148.1)	(136.8)	(56.2)	(39.4)	(29.8)	(271.4)	(187.5)	(166.6)
Administrative expenses	(77.4)	(97.2)	(85.0)	(27.8)	(28.8)	(32.1)	(105.2)	(126.0)	(117.1)
Other operating income/(expenses), net	(3.0)	(17.4)	(2.2)	-	10.0	6.0	(3.0)	(7.4)	3.8
Normalized income from operations (normalized EBIT)	545.4	411.1	189.9	(31.8)	(27.5)	0.3	513.6	383.6	190.2
Exceptional items	(27.0)	(4.7)	(23.1)	(11.6)	(1.7)	(8.2)	(38.6)	(6.4)	(31.3)
Income from operations (EBIT)	518.4	406.4	166.8	(43.4)	(29.2)	(7.9)	475.0	377.2	158.9
Net finance cost	25.4	(9.5)	(48.7)	-	-	-	25.4	(9.5)	(48.7)
Income before income tax	543.8	396.9	118.1	(43.4)	(29.2)	(7.9)	500.4	367.7	110.2
Income tax expense	(95.9)	(104.0)	(54.2)	-	-	-	(95.9)	(104.0)	(54.2)
Net income	447.9	292.9	63.9	(43.4)	(29.2)	(7.9)	404.5	263.7	56.0

Normalized EBITDA	681.9	529.8	281.4	15.8	12.4	28.5	697.7	542.2	309.9
Exceptional items	(27.0)	(4.7)	(23.1)	(11.6)	(1.7)	(8.2)	(38.6)	(6.4)	(31.3)
Depreciation, amortization and impairment excluding exceptional items	(136.5)	(118.7)	(91.6)	(47.6)	(39.9)	(28.2)	(184.1)	(158.6)	(119.8)
Net finance costs	25.4	(9.5)	(48.6)	-	-	-	25.4	(9.5)	(48.6)
Income tax expense	(95.9)	(104.0)	(54.2)	-	-	-	(95.9)	(104.0)	(54.2)
Net income	447.9	292.9	63.9	(43.4)	(29.2)	(7.9)	404.5	263.7	56.0

Normalized EBITDA margin in %	40.9%	38.4%	27.9%	3.8%	3.6%	13.6%	33.4%	31.4%	25.4%

	Latin America - south
	Beer			Soft drink			Total
	2014	2013	2012	2014	2013	2012	2014	2013	2012

Volume	22.1	22.1	22.7	14.7	14.8	15.4	36.8	36.9	38.1

Net sales	5,294.9	5,152.0	4,468.2	1,660.8	1,899.7	1,782.5	6,955.7	7,051.7	6,250.7
Cost of sales	(1,628.4)	(1,530.8)	(1,367.5)	(978.9)	(1,074.3)	(1,082.2)	(2,607.3)	(2,605.1)	(2,449.7)
Gross profit	3,666.5	3,621.2	3,100.7	681.9	825.4	700.3	4,348.4	4,446.6	3,801.0
Distribution expenses	(405.0)	(398.2)	(330.8)	(276.7)	(269.4)	(246.4)	(681.7)	(667.6)	(577.2)
Sales and marketing expenses	(566.8)	(542.1)	(473.7)	(173.3)	(204.0)	(181.2)	(740.1)	(746.1)	(654.9)
Administrative expenses	(173.5)	(198.5)	(159.8)	(81.1)	(59.5)	(61.1)	(254.6)	(258.0)	(220.9)
Other operating income/(expenses), net	7.9	(10.2)	9.6	3.7	(2.1)	(2.2)	11.6	(12.3)	7.4
Normalized income from operations (normalized EBIT)	2,529.1	2,472.2	2,146.0	154.5	290.4	209.4	2,683.6	2,762.6	2,355.4
Exceptional items	(28.8)	(7.5)	-	-	(2.4)	-	(28.8)	(9.9)	-
Income from operations (EBIT)	2,500.3	2,464.7	2,146.0	154.5	288.0	209.4	2,654.8	2,752.7	2,355.4
Net finance cost	(504.0)	(606.8)	(83.0)	(36.6)	(62.0)	(27.2)	(540.6)	(668.8)	(110.2)
Income before income tax	1,996.3	1,857.9	2,063.0	117.9	226.0	182.2	2,114.2	2,083.9	2,245.2
Income tax expense	(691.2)	(980.0)	(660.4)	(42.5)	(5.8)	(2.2)	(733.7)	(985.8)	(662.6)
Net income	1,305.1	877.9	1,402.6	75.4	220.2	180.0	1,380.5	1,098.1	1,582.6

Normalized EBITDA	2,873.8	2,777.2	2,431.5	224.9	373.1	295.5	3,098.7	3,150.3	2,727.0
Exceptional items	(28.8)	(7.5)	-	-	(2.4)	-	(28.8)	(9.9)	-
Depreciation, amortization and impairment excluding exceptional items	(344.7)	(305.0)	(285.5)	(70.4)	(82.7)	(86.0)	(415.1)	(387.7)	(371.5)
Net finance costs	(504.0)	(606.8)	(83.0)	(36.6)	(62.0)	(27.3)	(540.6)	(668.8)	(110.3)
Income tax expense	(691.2)	(980.0)	(660.4)	(42.5)	(5.8)	(2.2)	(733.7)	(985.8)	(662.6)
Net income	1,305.1	877.9	1,402.6	75.4	220.2	180.0	1,380.5	1,098.1	1,582.6

Normalized EBITDA margin in %	54.3%	53.9%	54.4%	13.5%	19.6%	16.6%	44.5%	44.7%	43.6%

	Canada
	2014		2013		2012
(Expressed in million of Brazilian Reais)	Beer	Total	Beer	Total	Beer	Total

Volume	9.5	9.5	9.1	9.1	9.4	9.4

Net sales	4,653.4	4,653.4	4,260.1	4,260.1	4,030.8	4,030.8
Cost of sales	(1,399.8)	(1,399.8)	(1,240.2)	(1,240.2)	(1,144.4)	(1,144.4)
Gross profit	3,253.6	3,253.6	3,019.9	3,019.9	2,886.4	2,886.4
Distribution expenses	(866.4)	(866.4)	(709.9)	(709.9)	(744.3)	(744.3)
Sales and marketing expenses	(616.6)	(616.6)	(523.7)	(523.7)	(475.2)	(475.2)
Administrative expenses	(166.6)	(166.6)	(177.4)	(177.4)	(143.2)	(143.2)
Other operating income/(expenses), net	(3.3)	(3.3)	5.9	5.9	15.9	15.9
Normalized income from operations (normalized EBIT)	1,600.7	1,600.7	1,614.8	1,614.8	1,539.5	1,539.5
Exceptional items	(10.0)	(10.0)	(6.6)	(6.6)	-	-
Income from operations (EBIT)	1,590.7	1,590.7	1,608.2	1,608.2	1,539.5	1,539.5
Net finance cost	37.3	37.3	10.3	10.3	(57.8)	(57.8)
Share of result of associates	6.1	6.1	1.6	1.6	0.5	0.5
Income before income tax	1,634.1	1,634.1	1,620.1	1,620.1	1,482.2	1,482.2
Income tax expense	(427.7)	(427.7)	(397.3)	(397.3)	(478.2)	(478.2)
Net income	1,206.4	1,206.4	1,222.8	1,222.8	1,004.0	1,004.0

Normalized EBITDA	1,754.5	1,754.5	1,789.9	1,789.9	1,683.8	1,683.8
Exceptional items	(10.0)	(10.0)	(6.6)	(6.6)	-	-
Depreciation, amortization and impairment excluding exceptional items	(153.8)	(153.8)	(175.1)	(175.1)	(144.3)	(144.3)
Net finance costs	37.3	37.3	10.3	10.3	(57.8)	(57.8)
Share of results of associates	6.1	6.1	1.6	1.6	0.5	0.5
Income tax expense	(427.7)	(427.7)	(397.3)	(397.3)	(478.2)	(478.2)
Net income	1,206.4	1,206.4	1,222.8	1,222.8	1,004.0	1,004.0

Normalized EBITDA margin in %	37.7%	37.7%	42.0%	42.0%	41.8%	41.8%

6. NET SALES

The reconciliation between gross sales and net sales is as follows:

	2014	2013	2012
Gross sales	80,213.5	69,642.5	63,433.2
Deductions from gross revenue	(42,133.7)	(34,563.4)	(30,954.9)
	38,079.8	35,079.1	32,478.3

The deductions of the gross revenue are represented by the taxes and rebates. Services provided by distributors, such as the promotion of our brands, logistics services and strategic location in stores are considered as expense when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2014	2013	2012
Government grants/NPV of long term fiscal incentives	1,479.9	1,148.0	698.5
(Additions to )/reversal of provisions	(32.2)	(69.9)	(30.5)
Net gain on disposal of property, plant and equipment and intangible assets	33.9	24.6	36.5
Rental income	0.2	2.8	2.9
Other operating income, net	147.4	656.1	156.2
	1,629.2	1,761.6	863.6

The increase in government grants is due to higher capital expenditures in recent years to increase the current manufacturing capacity and construction of new plants, allowing the Company to receive more tax incentives.

8. EXCEPTIONAL ITEMS

Exceptional items are those that in management’s judgment need to be disclosed by virtue of their size or nature. In determining whether an event or transaction classifies as special, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for impacting the variation in profit or loss. Transactions which may give rise to exceptional items are principally restructuring activities, impairments, and gains or losses on disposal of assets and investments. The Company considers these items to be naturally significant and accordingly, has excluded these when measuring segment-based performance, as per Note 5 – Segment reporting.

The exceptional items included in the income statement are detailed below:

	2014	2013	2012
Restructuring	(48.9)	(29.2)	(31.3)
Acquisition of subsidiaries	-	-	(15.8)
Fixed asset impairment	(32.3)	-	-
Proceeds from sale of fixed assets	-	-	(3.3)
Others	(7.8)	-	-
	(89.0)	(29.2)	(50.4)

The restructuring expenses recognized relate mainly to realignment of structure and processes in the Latin America – South and Latin America – North geographical segment.

9. PAYROLL AND RELATED BENEFITS

	2014	2013	2012
Wages and salaries	2,262.7	2,510.8	2,159.3
Social security contributions	538.7	563.0	479.7
Other personnel cost	522.8	443.4	459.7
Increase (decrease) in liabilities for defined benefit plans	121.3	125.4	142.8
Share-based payment	167.7	187.6	144.6
Contributions to defined contribution plans	26.6	16.3	9.4
	3,639.8	3,846.5	3,395.5

Average number of full time employees (FTE)	51,181	52,964	51,299

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2014, 2013 and 2012:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2014	2013	2012	2014	2013	2012

Cost of sales	1,593.9	1,435.5	1,334.6	1.7	0.8	0.5
Distribution expenses	144.5	138.8	121.2	-	-	-
Sales expenses	310.5	250.3	240.1	127.3	119.2	116.7
Administrative expenses	133.7	119.4	105.9	60.5	35.9	36.3
Exceptional items	32.3	-	-	-	-	-
	2,214.9	1,944.0	1,801.7	189.5	155.9	153.5

11. FINANCE COST AND INCOME

(a)     Finance costs

	2014	2013	2012

Interest expense	(750.1)	(587.4)	(455.8)
Capitalized borrowings	52.7	54.3	84.5
Net interest on net defined benefit plans	(80.6)	(86.5)	(560.0)
Losses on hedging instruments that are not part of a hedge accounting relationship	(857.3)	(514.3)	-
Hedge ineffectiveness losses	(75.0)	(16.4)	(118.6)
Interest on tax contingencies	(228.5)	(213.8)	(82.0)
Interest and foreign exchange rate on loans	(3.7)	-	(67.8)
Exchange variation	(320.2)	(750.6)	(130.5)
Losses on non-derivative financial instruments (fair value through profit or loss)	(178.4)	-	-
Tax on financial transactions	(78.1)	(86.4)	(109.5)
Bank guarantee expenses	(73.1)	(82.9)	(73.6)
Other financial costs, including bank fees	(56.3)	(211.0)	(47.6)
	(2,648.6)	(2,495.0)	(1,560.9)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 27 – Financial instruments and risks).

The interest expense are as follows:

	2014	2013	2012

Financial liabilities measured at amortized cost	(393.2)	(271.9)	(157.1)
Liabilities at fair value through profit or loss	(325.2)	(291.5)	(168.0)
Fair value hedge - hedged items	(31.4)	6.4	(161.8)
Fair value hedge - hedging instruments	(0.3)	(30.4)	34.1
Cash flow hedges - hedged items	-	-	(5.9)
Cash flow hedges - hedging instruments (reclassified from equity)	-	-	2.9
	(750.1)	(587.4)	(455.8)

(b)     Finance income

	2014	2013	2012

Interest income	399.4	343.4	251.1
Net gains on hedging instruments that are not part of a hedge accounting relationship	687.3	329.8	313.8
Gains on no derivative financial instrument at fair value through profit or loss	66.6	238.5	-
Dividend income, non-consolidated companies	7.4	-	-
Hedge ineffectiveness gains	-	-	6.6
Assets at fair value through profit or loss	-	-	77.5
Interest and foreign exchange rate on loans	-	-	0.2
Others	12.5	21.9	18.4
	1,173.2	933.6	667.6

Interest income arises from the following financial assets:

	2014	2013	2012

Cash and cash equivalents	226.2	216.6	194.7
Investment securities held for trading	173.2	126.8	56.4
	399.4	343.4	251.1

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2014	2013	2012

Income tax expense - current	(2,057.2)	(1,936.0)	(2,094.8)

Deferred tax (expense)/income on temporary differences	(178.5)	(496.4)	(256.3)
Deferred tax on taxes losses	229.1	(49.0)	11.4
Total deferred tax (expense)/income	50.6	(545.4)	(244.9)

Total income tax expenses	(2,006.6)	(2,481.4)	(2,339.7)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2014	2013	2012
Profit before tax	14,368.7	13,880.8	12,798.8
Adjustment on taxable basis
Non-taxable income	(550.0)	(631.6)	(504.9)
Government grants related to sales taxes	(1.196.8)	(794.1)	(531.7)
Share of results of associates	(17.4)	(11.4)	(0.5)
Expenses not deductible for tax purposes	507.6	375.4	663.3
	13,112.1	12,819.1	12,425.0
Aggregated weighted nominal tax rate	32.04%	32.86%	32.11%
Taxes payable – nominal rate	(4,200.9)	(4,211.9)	(3,989.6)
Adjustment on tax expense
Regional incentives - income taxes	43.7	45.6	165.2
Deductible interest on shareholders equity	1,729.8	860.6	542.0
Tax savings from goodwill amortization on tax books	202.2	283.8	149.7
Withholding tax and other income	(239.4)	(424.9)	(94.6)
Income tax provision	(6.9)	-	-
Others with reduced taxation	464.9	965.4	887.6
Income tax and social contribution expense	(2,006.6)	(2,481.4)	(2,339.7)
Effective tax rate	13.96%	17.88%	18.20%

The main events occurred in the period that impacted the effective tax rate were: (a) the increased benefit related to the recognition of interest on shareholder’s equity; (b) the increased benefit related to sales tax incentives; (c) reduction of income in companies with average tax rate lower than 34%, which were partially offset by the reduction of withholding tax on dividends and other incomes.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

On May 13, 2014, it was published Law No. 12,973, which is the result of conversion into law of Provisional Measure nº 627 that was published on November 11, 2013. The mentioned Law repeals the Transition Tax Regime (RTT) and brought other measures: (i) changes in the Decree-Law nº 1.597/77 that establishes rules for the fiscal regulations related to corporate income tax and social contribution; (ii) establishes that the adoption either the modification of accounting standards and accounting methods, by administrative acts issued based on further commercial laws, won’t have implication over the calculation of the corporate income tax until a tax law that regulates the matter; (iii) introduction of specific treatment for the potential taxation of profits and dividends; (iv) adaptation of the criteria’s for the calculation of interest on shareholder’s equity; and (v) new considerations about the recognition of investments by the equity method. The policy has a mandatory adoption beginning on January 1, 2015, and also has an option of early adoption for the year 2014.

The Company performed a diagnosis of possible impacts by the application of the dispositions brought from the new law and concluded that the early adoption, or not, has not presented material effects on the financial statement of the company. The management, based on the dispositions of the new Law and based on the Regulatory Instructions related, decided by the adoption in advance within the deadline set by the tax legislation, in order to eliminate potential tax effects, especially related to dividends and shareholder’s equity, both already paid, and also related to results by the equity method.

13. PROPERTY, PLANT AND EQUIPMENT

	2014
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	5,699.3	16,423.5	2,993.9	2,051.0	27,167.7
Effect of movements in foreign exchange	61.3	188.3	37.8	(0.9)	286.5
Acquisitions	2.4	753.3	181.9	3,206.1	4,143.7
Disposals	(35.7)	(666.1)	(218.7)	-	(920.5)
Transfer to other asset categories	919.6	2,100.3	412.1	(3,426.7)	5.3
Others	(125.9)	(85.5)	(92.9)	(0.7)	(305.0)
Balance at end	6,521.0	18,713.8	3,314.1	1,828.8	30,377.7

Depreciation and Impairment
Balance at end of previous year	(1,749.8)	(9,429.2)	(1,983.1)	-	(13,162.1)
Effect of movements in foreign exchange	(20.2)	(128.6)	(21.8)	-	(170.6)
Depreciation	(186.8)	(1,534.0)	(392.3)	-	(2,113.1)
Impairment losses	(0.2)	(100.3)	(1.3)	-	(101.8)
Disposals	5.6	583.7	213.7	-	803.0
Transfer to other asset categories	(0.9)	(100.8)	40.1	-	(61.6)
Others	53.9	59.7	55.0	-	168.6
Balance at end	(1,898.4)	(10,649.5)	(2,089.7)	-	(14,637.6)
Carrying amount:
December 31, 2014	4,622.6	8,064.3	1,224.4	1,828.8	15,740.1
December 31, 2013	3,949.5	6,994.3	1,010.8	2,051.0	14,005.6

	2013
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	5,067.1	15,779.0	2,852.2	1,604.7	25,303.0
Effect of movements in foreign exchange	57.6	168.2	30.1	(8.8)	247.0
Acquisitions through business combinations	-	-	-	0.1	0.1
Acquisitions	13.8	276.5	89.6	3,268.6	3,648.5
Disposals	(102.4)	(1,407.0)	(353.7)	(0.7)	(1,863.9)
Transfer to other asset categories	663.1	1,608.7	373.9	(2,812.9)	(167.2)
Others	0.1	(1.8)	1.9	-	0.2
Balance at end	5,699.2	16,423.6	2,994.0	2,051.0	27,167.8

Depreciation and Impairment
Balance at end of previous year	(1,642.0)	(9,238.5)	(2,008.7)	-	(12,889.3)
Effect of movements in foreign exchange	(25.7)	(123.1)	(21.3)	-	(170.1)
Depreciation	(177.9)	(1,366.1)	(326.7)	-	(1,870.7)
Impairment losses	(0.1)	(71.9)	(1.3)	-	(73.3)
Disposals	95.0	1,343.2	341.8	-	1,780.1
Transfer to other asset categories	1.0	26.1	33.1	-	60.2
Others	-	1.0	(0.1)	-	0.9
Balance at end	(1,749.8)	(9,429.2)	(1,983.2)	-	(13,162.2)
Carrying amount:
December 31, 2013	3,949.5	6,994.3	1,010.8	2,051.0	14,005.6
December 31, 2012	3,425.1	6,540.5	843.5	1,604.7	12,413.7

Leases, capitalizes interests and fixed assets provided as security are not material.

14. GOODWILL

	2014	2013

Balance at end of previous year	27,023.7	26,647.5
Effect of movements in foreign exchange	486.4	502.2
Acquisitions through business combinations	-	132.7
Others	(7.2)	(258.7)
Balance at the end of year	27,502.9	27,023.7

The carrying amount of goodwill was allocated to the different cash-generating units levels as follows:

	Functional Currency	2014	2013
LAN:
Brazil	BRL	17,364.9	17,364.9
Goodwill	BRL	102,607.5	102,607.5
Transactions with non-controlling	BRL	(85,242.6)	(85,242.6)
Dominican Republic	DOP	2,650.5	2,435.5
Cuba (i)	USD	3.0	2.6

LAS:
Argentina	ARS	782.3	905.3
Bolivia	BOB	940.7	828.6
Ecuador	USD	4.3	3.9
Chile	CLP	38.2	39.1
Paraguay	PYG	763.1	679.1
Peru	PEN	49.6	46.4
Uruguay	UYU	161.7	162.2

NA:
Canada	CAD	4,744.6	4,556.1
		27,502.9	27,023.7

(i) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

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

At the end 2014, Ambev S.A. completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

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

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 38% of total assets as of December 31, 2014 (39% as of December 31, 2013) is tested for impairment at the cash-generating unit level (that is one level below the reporting segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of business units that are expected to benefit from the synergies of the combination

The Company’s impairment testing methodology is in accordance with IAS 36, in which a fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for its major business units and the business units showing high capital amounts invested in earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples and in valuation multiples for other business units.

Additionally, considering a 10% drop in volume, recoverable amount of the cash-generating unit would still remain higher than its value in use for the tested units, therefore not being necessary the recognition of a provision for impairment.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

▪  The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

▪  In the second to fourth years of the model, free cash flows are based on ABInBev's strategic plan as approved by key management.  AB InBev's strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

▪  For the subsequent six years of the model, data from the strategic plan is extrapolated generally using simplified assumptions such as constant volumes and variable cost per hectoliter and fixed cost linked to inflation, as obtained from external sources;

▪  Cash flows after the first ten-year period are extrapolated generally using expected annual long-term consumer price indices, based on external sources, in order to calculate the terminal value;

▪  Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities on this metric. The WACC ranged primarily between 6.30% and 16.87% in US dollar nominal terms for goodwill impairment testing conducted for 2014.

▪  Cost to sell is assumed to reach 1.5% of the entity value based on historical precedents

Projections are made in the functional currency of the business unit and discounted at the unit's WACC, considering the sensitivity of this metric. The weighted average cost of capital in nominal dollars, for the impairment testing of goodwill performed varied as follows:

	2014	2013
Latin America North	de 8.04% a 11.00%	de 7.77% a 9.84%
Latin America South	16.87%	21.25%
Canada	6.25%	5.86%

Although Ambev S.A. believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these judgments.

15. INTANGIBLE ASSETS

	2014
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	2,548.3	1,674.6	586.5	314.2	5,123.6
Effect of movements in foreign exchange	127.7	22.6	(3.4)	(15.4)	131.5
Acquisitions	7.6	497.6	2.3	24.4	531.9
Disposal	-	-	(3.0)	-	(3.0)
Transfers to other assets categories	-	(1.6)	89.8	(33.8)	54.4
Other	-	-	-	0.1	0.1
Balance at end of year	2,683.6	2,193.2	672.2	289.5	5,838.5

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,350.9)	(392.4)	(164.4)	(1,909.6)
Foreign exchange variation effect	-	(0.7)	2.3	10.0	11.6
Amortization	-	(121.0)	(59.9)	(8.6)	(189.5)
Disposal	-	-	2.4	-	2.4
Transfers to other assets categories	-	0.5	(0.8)	1.8	1.5
Balance at end of year	(1.9)	(1,472.1)	(448.4)	(161.2)	(2,083.6)

Carrying amount:
December 31, 2014	2,681.7	721.1	223.8	128.3	3,754.9
December 31, 2013	2,546.4	323.7	194.1	149.8	3,214.0

	2013
		Market
Acquisition cost	Brands	Assets	Software	Others	Total
Balance at end of previous year	2,476.3	1,510.1	498.7	217.1	4,702.2
Effect of movements in foreign exchange	77.2	2.7	(7.0)	(5.0)	67.9
Acquisitions	-	162.7	1.4	92.5	256.6
Disposal	-	(0.8)	(14.1)	-	(14.9)
Transfers to other assets categories	-	-	-	-	-
Other	(5.2)	-	107.1	5.6	107.5
Balance at end of year	2,548.3	1,674.7	586.1	310.2	5,119.3

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,253.5)	(368.8)	(141.6)	(1,765.8)
Foreign exchange variation effect	-	-	4.3	-	4.3
Amortization	-	(95.4)	(42.2)	(18.2)	(155.8)
Disposal	-	-	10.4	-	10.4
Transfers to other assets categories	-	(2.1)	4.3	(0.6)	1.6
Balance at end of year	(1.9)	(1,351.0)	(392.0)	(160.4)	(1,905.3)

Carrying amount:
December 31, 2013	2,546.4	323.7	194.1	149.8	3,214.0
December 31, 2012	2,474.4	256.6	129.9	75.5	2,936.4

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

The carrying value of intangible assets with indefinite useful lives classified as brands was allocated to the following countries:

	2014	2013
Argentina	508.0	568.2
Bolivia	455.4	401.6
Canada	92.4	88.7
Chile	56.5	56.5
Paraguay	435.0	386.6
Dominican Republic	1,025.2	935.2
Uruguay	109.2	109.6
	2,681.7	2,546.4

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14 – Goodwill.

The royalty stream that could be obtained from licensing of intangible asset to a third party in an arm’s length transaction is also used as an indicator of fair value.

16. INVESTMENT SECURITIES

	2014	2013
Non-current investments
Debt held-to-maturity	68.0	63.8
	68.0	63.8
Current investments
Financial asset at fair value through profit or loss-held for trading	713.0	288.6
	713.0	288.6

17. DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, currently set for the determination of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, applied rates, are as follow:

HILA-ex	from 23% to 31%
Latin America - South	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carryforwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2014			2013
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8.9	-	8.9	-	-	-
Trade receivables	259.9	-	259.9	47.9	-	47.9
Derivatives	48.1	(13.9)	34.2	50.8	(20.9)	29.9
Inventories	223.1	(5.0)	218.1	138.8	(1.7)	137.1
Loss carryforwards	522.4	-	522.4	293.3	-	293.3
Employee benefits	494.7	-	494.7	477.2	-	477.2
Property, plant and equipment	-	(674.9)	(674.9)	26.7	(667.4)	(640.7)
Intangible assets	5.1	(625.2)	(620.1)	5.7	(605.0)	(599.3)
Trade payables	-	(303.6)	(303.6)	-	(239.3)	(239.3)
Interest-bearing loans and borrowings	-	(0.5)	(0.5)	7.5	-	7.5
Provisions	238.9	(31.0)	207.9	235.1	(21.5)	213.6
Interest on capital	506.2	-	506.2	824.5	-	824.5
Profits generated in specific arrangements for overseas subsidiary	-	(198.2)	(198.2)	-	(247.8)	(247.8)
Tax on overseas companies	-	(680.3)	(680.3)	-	(655.0)	(655.0)
Other items	-	(119.8)	(119.8)	-	(96.8)	(96.8)
Gross deferred tax assets / (liabilities)	2,307.3	(2,652.4)	(345.1)	2,107.5	(2,555.4)	(447.9)
Netting by taxable entity	(914.8)	914.8	-	(459.7)	459.7	-
Net deferred tax assets / (liabilities)	1,392.5	(1,737.6)	(345.1)	1,647.8	(2,095.7)	(447.9)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2014 the net assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement as follows:

	2014	2013
Deferred taxes not related to tax losses

to be recovered within 12 months	3,897.4	1,336.1
to be recovered beyond 12 months	(4,764.9)	(2,077.3)
	(867.5)	(741.2)
Deferred tax related to tax losses

2014	-	93.7
2015	32.1	68.0
2016	24.9	107.2
2017	8.7	-
Beyond 2018 (i)	456.7	24.4
	522.4	293.3

	(345.1)	(447.9)

(i) There is no expected realization that exceed the period of 10 years.

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2013	(447.9)
Recognized in other comprehensive income	249.5
Remeasurement of postemployment benefits	58.8
Investment hedge - cash abroad	117.0
Investment hedge - Dominican Republic	90.3
Gains/losses on translation of other foreign operations	(16.6)
Recognized in income statement	50.6
Changes directly in balance sheet	(197.3)
Prior year ended (i)	(78.8)
Anticipation federal amnesty	(118.5)
At December 31, 2014	(345.1)

(i) Prior to January 1, 2014, the Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively. Prior periods were not revised as amounts were considered immaterial

As at December 31, 2014, deferred tax assets in the amount of R$425.7 (R$253.9 as at December 31, 2013) related to tax losses from previous periods and temporary differences of subsidiaries abroad was not recorded as the realization is not probable.

The expiry term of these assets is on average five years and the tax losses carried forward in relation to them are equivalent to R$2,119.2 in December 31, 2014 (R$1,014.4 in December 31, 2013).

18. INVENTORIES

	2014	2013

Finished goods	1,109.5	879.0
Work in progress	243.3	248.1
Raw material	1,578.5	1,310.6
Consumables	45.2	37.0
Spare parts and other	356.8	286.6
Prepayments	147.3	122.1
Impairment losses	(69.3)	(47.8)
	3,411.3	2,835.6

Losses on inventories recognized in the income statement amounted to R$44.8 as of December 31, 2014 (R$78.5 in December 31, 2013).

19. TRADE RECEIVABLES

Current trade receivables	2014	2013
Trade receivables	3,028.9	2,972.8
Total	3,028.9	2,972.8

The aging of our current trade receivables is detailed as follows:

Trade receivable	Net carrying amount as of December 31	No past due	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due 360 days
2014	3,028.9	2,960.4	37.6	28.5	1.1	0.2	1.1
2013	2,972.8	2,904.4	29.0	9.9	8.2	21.3	-

Impairment losses on trade receivables recognized in the income statement in 2014 amount to R$54.4 (R$38.7 in 2013).

Company’s exposure to credit risk, currency and interest rate risks is disclosed in Note 27 Financial instruments and risks.

20. CASH AND CASH EQUIVALENTS

	2014	2013
Short term bank deposits (i)	6,342.4	9,170.8
Current bank accounts	2,534.3	1,674.4
Cash	845.4	693.0
Cash and cash equivalents	9,722.1	11,538.2

Bank overdrafts	(99.1)	-

Cash and cash equivalents less bank overdraft	9,623.0	11,538.2

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

21. CHANGES IN EQUITY

(a) Capital stock

	2014		2013
	Million of common shares	Million of Real	Million of common shares	Million of Real
Beginning balance as per statutory books	15,664.3	57,000.8	249.1	249.1
Contribution shares	-	-	9,444.5	8,206.9
Stock swap merger	-	-	5,967.8	48,527.4
Issue of shares	48.3	581.5	2.8	17.4
	15,712.6	57,582.3	15,664.2	57,000.8

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2013	-	-	-	-	-
Capital increase	-	5,163.1	1,012.7	599.1	6,774.9
Merger of shares	-	48,527.4	-	-	48,527.4
Expenses on issue of shares	-	(26.9)	-	-	(26.9)
Acquiree shares and result on treasury shares	(28.8)	-	-	-	(28.8)
Share-based payments	-	-	-	115.8	115.8
At December 31, 2013	(28.8)	53,663.6	1,012.7	714.9	55,362.4
Capital Increase	(75.4)	0.1	(311.8)	(36.8)	(423.9)
Expenses on issue of shares	-	(0.9)	-	-	(0.9)
Share-based payments	-	-	-	154.3	154.3
Acquiree shares and result on treasury shares	(68.6)	-	-	-	(68.6)
At December 31, 2014	(172.8)	53,662.8	700.9	832.4	55,023.3

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

Follows the changes of treasury shares:

	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real

Beginning balance	1.4	(23.0)	(5.8)	(28.8)
Changes during the year	(0.9)	16.2	(160.2)	(144.0)
At the end of the year	0.5	(6.8)	(166.0)	(172.8)

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

The share-based payment reserve recorded a charge of R$161.0 at December 31, 2014 (R$182.2 and R$144.6 at December 31, 2013 and 2012, respectively) (Note 24 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Dividends and interest on sharesholder’s equity proposed	Net income reserve

At January 1, 2013	-	4.5	-	47.2	51.7
Capital increase	-	-	1,431.9	-	1,431.9
Dividends distributed	34.1	-	-	(47.2)	(13.1)
Fiscal incentive reserve	-	-	418.0	-	418.0
Investments reserve	906.0	-	-	-	906.0
Additional dividends	-	-	-	3,063.4	3,063.4
At December 31, 2013	940.1	4.5	1,849.9	3,063.4	5,857.9
Dividends distributed	(940.1)	-	-	(651.2)	(1,591.3)
Interest on shareholder´s equity distributed	-	-	-	(2,412.2)	(2,412.2)
Reserves destination:
Fiscal incentive reserve	-	-	1,022.7	-	1,022.7
Interest on shareholder´s equity proposed	-	-	-	1,508.4	1,508.4
Investments reserve	498.3	-	-	-	498.3
At December 31, 2014	498.3	4.5	2,872.6	1,508.4	4,883.8

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

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These state programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

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

Events during 2014:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	ON	0.1540	2,412.2
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	ON	0.1000	1,566.4
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	ON	0.0600	940.0	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	ON	0.0700	1,096.6
Board of Directors Meeting	07/14/2014	Interest on shareholder´s equity	08/28/2014	ON	0.1000	1,569.3
Board of Directors Meeting	07/14/2014	Dividends	08/28/2014	ON	0.0600	941.5
Board of Directors Meeting	10/15/2014	Dividends	11/13/2014	ON	0.2200	3,454.1
Board of Directors Meeting	12/22/2014	Interest on shareholder´s equity	01/14/2015	ON	0.1300	2,042.6
Board of Directors Meeting	12/31/2014	Interest on shareholder´s equity	01/30/2015	ON	0.0960	1,508.4
						15,530.8

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

Events during 2013:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Ordinary General Meeting	03/01/2013	Dividends	03/11/2013	ON	0.0524	13.1	(i)
Ordinary General Meeting	03/01/2013	Interest on shareholder's equity	03/11/2013	ON	0.0443	11.0	(i)
Board of Directors Meeting	08/30/2013	Dividends	09/27/2013	ON	0.1300	2,036.0
						2,060.1

(i) These dividends and interest on shareholder´s equity refers to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

Interest on shareholders’ equity and dividends not claimed within three years, from the date of payment, prescribe and revert back to the Company. In the year 2014, the Company recorded R$16.1 of interest on shareholder’s equity and prescribed dividends (R$15.6 at December 31, 2013).

(c.5) Proposed dividends and interest on shareholder’s equity

The reserves for proposed dividends and interest on shareholder’s equity proposed are designed to segregate the dividends and interest on shareholder’s equity to be distributed during the following fiscal year.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments
At January 1, 2013	-	-	-	-	-	-	25,097.2	25,097.2
Net income	-	-	-	-	-	-	2,234.5	2,234.5
Gains/(losses) on translation of foreign operations	(72.3)	-	-	-	-	-	237.8	165.5
Cash flow hedges - gains / (losses)	-	132.3	-	-	-	-	(69.8)	62.5
Actuarial gain / (losses)	-	-	(1,003.1)	-	-	-	1,205.2	202.1
Total Comprehensive income	(72.3)	132.3	(1,003.1)	-	-	-	3,607.7	2,664.6
Capital increase (ii)	-	-	-	(2,003.2)	(263.9)	156.1	(14,302.8)	(16,413.8)
Adjustment transaction of non-controlling interest´s share	-	-	-	-	-	-	(85,242.6)	(85,242.6)
Put option of a subsidiary interest	-	-	-	(54.1)	-	-	-	(54.1)
Gains/(losses) of controlling interest´s share	-	-	-	-	2,378.2	-	(2,406.4)	(28.2)
Others capital movements of subsidiary (iii)	-	-	-	-	-	-	(1,251.7)	(1,251.7)
At December 31, 2013	(72.3)	132.3	(1,003.1)	(2,057.3)	2,114.3	156.1	(74,498.6)	(75,228.6)
Gains/(losses) on translation of foreign operations	495.9	-	-	-	-	-	(7.2)	488.7
Cash flow hedges - gains / (losses)	-	133.7	-	-	-	-	-	133.7
Actuarial gain / (losses)	-	-	(165.6)	-	-	-	-	(165.6)
Total Comprehensive income	495.9	133.7	(165.6)	-	-	-	(7.2)	456.8
Prior year adjustment (iv)	29.7	-	59.6	-	-	-	-	89.3
Amount paid ABI - Bucanero (Note 1(b)).	-	-	-	-	-	-	(505.3)	(505.3)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(4.2)	-	-	(4.2)
Reversal of Cerbuco's Net Assets recognized as predecessor basis of accounting to acquire Cerbuco (iv)	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2014	453.3	266.0	(1,109.1)	(2,057.3)	2,110.1	156.1	(75,087.0)	(75,267.9)

(i) Refers to capital increase through the contribution of shares, as described in Note 1 (c). This increase was performed at cost value, without any capital gain or loss.

(ii) Mainly refers to the effects of distribution of results from subsidiary until April, 2013, accounted under predecessor basis, as explained in Note 1 (c).

(iii) The Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively. Prior periods were not revised as amounts were considered immaterial.

(iv) The predecessor basis of accounting should not affect the calculation of payment of minimum mandatory dividends, as described in note 21 (f).

(d.1) Translation reserves

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

(d.2) Cash flow hedging reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (Note 27 - Financial instruments and risks).

(d.3) Actuarial gains and losses

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

(d.4) Put option of a subsidiary interest

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based  on EBITDA from operations,  the “put” exercisable annually until 2019 and the “call” in 2019. On December 31, 2014 the put option held by ELJ is valued at R$3,289.8 and the liability was recorded against equity in accordance with the IFRS 3 and categorized as “Level 3”. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in this option are presented as Note 27 - Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed between totally independent people to each other, presented valid economic grounds and reflect normal market conditions, the applicable accounting standards understand that transactions how made within the same accounting entity.

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

Diluted earnings per share is based on the net income attributable to equity holders of Ambev S.A. and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2014	2013	2012
	Common	Common	Common

Issued shares at December 31, net of treasury shares (i)	15,682.9	12,677.6	9,693.6
Effect of shares options	136.9	145.8	145.9
Weighted average number of shares (diluted) at December 31	15,819.8	12,823.4	9,839.5

(i) Not considered treasury shares.

Basic and diluted earnings per share before exceptional items

The calculation of earnings per share before exceptional items is based on the net income before exceptional items, attributable to equity holders of Ambev S.A..

The tables below present the calculation of earnings per share (“EPS”):

	2014	2013 (i)	2012 (i)
	Common	Common	Common

Income attributable to equity holders of Ambev	12,065.5	9,557.3	6,345.7
Weighted average number of shares (non diluted)	15,682.9	12,677.6	9,693.6
Basic EPS (ii)	0.77	0.75	0.65

Income attributable to equity holders of Ambev	12,065.5	9,557.3	6,345.7
Weighted average numbers of shares (diluted)	15,819.9	12,823.5	9,839.5
Diluted EPS (ii)	0.76	0.75	0.64

(i) The information related to the calculation of earnings per share of 2013 were restated to reflect the predecessor basis of accounting to the acquisition of the control of Cerbuco Brewing Inc. (“Cerbuco”) as described in Note 1 (b).

(ii) Expressed in Brazilian Reais.

The effect of exceptional items on income attributable to equity holders of Ambev S.A. is R$(39.1) in 2014 (R$(21.3) in 2013 and R$(25.0) in 2012). Therefore, basic EPS before exceptional items is R$0.77 in 2014 (R$0.75 in 2013 and 0.66 in 2012), and diluted EPS before exceptional items is R$0.76 in 2014 (R$0.75 in 2013 and 0.65 in 2012).

(f) Destinations

At December 31, 2014, the Company has done the appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made until December 2014 were approved at the Board of Directors’ Meeting.

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

	2014	2013	2012
Net income	12,065.5	9,557.3	6,345.7
Accounting basis of the predecessor cost adjustment	-	(2,234.5)	(6,332.1)
Net income adjusted	12,065.5	7,322.8	13.6
Adjustment change in accounting practice	-	-	32.9
Retained earnings	-	-	14.1
Prescribed dividends	16.1	15.6	-
Reversal effect of revaluation of fixed assets by predecessor	75.9	39.3	-
Prior year adjustment (i)	(24.1)	-	-
Retained earnings basis for dividends and destinations	12,133.4	7,377.7	60.6

Dividends distributed and accrued to distribute
Dividends and Interest on capital paid based on profit	7,061.4	2,036.0	58.2
Interest on capital approved for distribution	2,042.6	-	-
Interest on capital approved for distribution (Note 34)	1,508.4	3,978.5	-
Total of dividends	10,612.4	6,014.5	58.2
Percentage of distributed profit	87%	82%	96%

Calculation of the provision for dividend distribution for the year ended 2013:
Profit basis for dividends and destinations		7,377.8
Percentage of mandatory dividend in accordance with Company's bylaws		40%
Mandatory dividend in accordance with Company's bylaws		2,951.1
Dividends distributed and accrued to distribute		(2,036.0)
Dividends to distribute - Provision		915.1

(i) Prior to January 1, 2014, the Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively, as statements of changes in equity

22. INTEREST-BEARING LOANS AND BORROWINGS

	2014	2013
Non-current liabilities
Secured bank loans	456.1	449.9
Unsecured bank loans	731.1	884.1
Debentures and unsecured bond issues	281.6	336.6
Other unsecured loans	145.8	175.2
Financial leasing	20.0	19.4
	1,634.6	1,865.2
Current liabilities
Secured bank loans	261.7	203.0
Unsecured bank loans	670.9	809.0
Other unsecured loans	53.4	26.8
Financial leasing	2.1	1.8
	988.1	1,040.6

Additional information regarding to exposure of the Company to the risks of interest rate and currency are published on Note 27 – Financial instruments and risks.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates

At December 31, 2014 debts presented the following interest rates:

		2014		2013
Debt instruments	Average rate %	Current	Non-current	Current	Non-current
Debt denominated in USD fixed rate	4,99%	19.5	-	123.4	48.6
Debt denominated in US dollars floating rate	1,87%	186.3	115.2	171.0	207.5
BNDES basket debt floating rate (UMBNDES)	1,74%	139.8	96.9	153.3	189.1
Other latin american currency floating rate	9,01%	1.9	-	17.9	11.1
Other latin american currency fixed rate	10,09%	68.3	-	-	47.1
TJLP BNDES denominated floating rate (TJLP)	7,24%	480.7	682.2	513.0	741.0
Reais debt - ICMS fixed rate	4,59%	53.4	128.5	26.9	163.4
Reais debt - fixed rate	6,93%	38.2	611.8	35.1	457.4
Total		988.1	1,634.6	1,040.6	1,865.2

Terms and debt repayment schedule – December 31, 2014

	2014
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	717.8	261.7	199.9	73.8	110.2	72.2
Unsecured bank loans	1,402.0	670.9	408.0	166.9	156.2	-
Unsecured bond issues	281.6	-	-	281.6	-	-
Unsecured other loans	199.2	53.4	28.4	26.1	33.5	57.7
Finance lease liabilities	22.1	2.1	1.8	1.9	16.4	-
	2,622.7	988.1	638.1	550.3	316.3	129.9

Terms and debt repayment schedule – December 31, 2013

	2013
	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	652.9	203.0	190.2	107.7	70.8	81.2
Unsecured bank loans	1,693.1	809.0	450.8	348.3	85.0	-
Unsecured bond issues	336.6	-	-	57.6	279.0	-
Unsecured other loans	202.0	26.8	52.4	34.1	22.3	66.4
Finance lease liabilities	21.2	1.8	1.8	1.6	3.5	12.5
	2,905.8	1,040.6	695.2	549.3	460.6	160.1

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

As at December 31, 2014 and 2013, the Company was in compliance with all its contractual obligations for its loans and financings.

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

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2014, the Company contributed R$26.6 to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2014 the net liability for defined benefit plans consists of the following:

	2014	2013	2012
Present value of funded obligations	(4,156.4)	(4,681.2)	(4,748.6)
Fair value of plan assets	3,550.1	4,088.6	4,279.1
Present value of net obligations	(606.3)	(592.6)	(469.5)
Present value of unfunded obligations	(651.6)	(644.7)	(669.7)
Present value of net obligations	(1,257.9)	(1,237.3)	(1,139.2)
Unrecognized assets	(453.3)	(285.6)	(612.2)
Net liability	(1,711.2)	(1,522.9)	(1,751.4)
Other long term employee benefits	(33.0)	(11.9)	(4.1)
Total employee benefits	(1,744.2)	(1,534.8)	(1,755.5)

Employee benefits amount in the balance sheet:
Liabilities	(1,757.0)	(1,558.3)	(1,780.9)
Assets	12.8	23.5	25.5
Net liabilities	(1,744.2)	(1,534.8)	(1,755.4)

The changes in the present value of the defined benefit obligations were as follows:

	2014	2013	2012
Defined benefit obligation at 1 January	(5,325.9)	(5,418.3)	(4,661.6)
Prior year adjustment	1,054.6	-	-
Service cost	(36.8)	(59.9)	(52.2)
Interest cost	(283.0)	(302.2)	(287.3)
Acquisition through business combination	-	-	(76.6)
Gains and (losses) on settlements or reductions in benefits	(1.5)	25.2	0.3
Contributions by plan participants	(3.6)	(3.2)	(3.2)
Actuarial gains and (losses) - geographical assumptions	9.1	(155.0)	33.0
Actuarial gains and (losses) - financial assumptions	(293.9)	592.6	(295.1)
Experience adjustment	(111.6)	(75.9)	(8.5)
Exchange differences	(152.8)	(281.9)	(404.0)
Benefits paid	337.4	352.8	336.9
Defined benefit obligation at 31 December	(4,808.0)	(5,325.9)	(5,418.3)

The present value of funded obligations include R$559.1 (R$470.5 in 2013 and R$572.9 in 2012) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2014	2013	2012
Fair value of plan assets at 1 January	4,088.6	4,279.1	3,648.5
Prior year adjustment	(919.1)	-	-
Interest Income	234.4	272.9	262.9
Administrative costs	(2.8)	(5.0)	(4.6)
Expected Return excluding interest income	313.3	(110.4)	267.8
Acquisition through business combination	-	-	48.1
Contributions by employer	91.2	128.0	143.3
Contributions by plan participants	3.6	3.2	3.2
Exchange differences	78.3	182.0	242.2
Curtailments, settlements and others	-	(308.4)	-
Benefits paid excluding costs of administration	(337.4)	(352.8)	(332.3)
Fair value of plan assets at 31 December	3,550.1	4,088.6	4,279.1

Expected real return on plan assets generated a gain of R$385.4 (loss of R$368.8 in 2013 and gain of R$26.0 in 2012).

At December 31, 2014, the Company recorded R$12.8 up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2014	2013	2012
Asset ceiling impact at 1 January	23.5	25.5	18.5
Interest expense	1.3	2.2	(57.7)
Change in asset ceiling excluding amounts included in interest expense	(3.9)	(4.2)	64.7
Prior year adjustment	(8.1)	-
Asset ceiling impact at 31 December	12.8	23.5	25.5

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2014	2013	2012
Current service costs	(36.4)	(59.0)	(54.6)
Administrative costs	(2.8)	(5.0)	(4.6)
(Gains) losses on settlements and curtailments	(1.5)	25.2	(1.6)
Income from operations	(40.7)	(38.8)	(60.8)
Financial cost	(80.6)	(86.5)	(82.0)
Total expense for employee benefits	(121.3)	(125.3)	(142.8)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2014	2013	2012
Cost of sales	(20.2)	(18.0)	(22.7)
Sales and marketing expenses	(7.9)	(3.4)	(23.4)
Administrative income	(12.6)	(17.4)	(14.7)
Financial expenses	(80.6)	(86.5)	(82.0)
	(121.3)	(125.3)	(142.8)

The assumptions used in the calculation of the obligations are as follows:

	2014	2013	2012
Discount rate	6.2%	6.6%	5.7%
Inflation	2.8%	2.7%	2.8%
Future salary increases	3.6%	3.9%	4.1%
Future pension increases	3.0%	2.7%	2.7%
Medical cost trend rate	7.2% p.a. reducting to 6.0%	7.0% p.a. reducting to 5.6%	7.4% p.a. reducing to 5.9%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	84	84	84
Life expectation for an over 65 years old female	87	86	86

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2014
	Change in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(86.7)	74.7
Discount rate	50 bases points	233.2	(252.6)
Future salary increase	50 bases points	(13.8)	12.8
Longevity	One year	(134.1)	128.6

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

The plan assets at December 31, consist of the following:

	2014			2013			2012
	Quoted	Unquoted	Total	Quoted	Unquoted	Total	Quoted	Unquoted	Total
Government bonds	30%	-	30%	21%	-	21%	17%	-	17%
Corporate bonds	10%	-	10%	17%	-	17%	20%	-	20%
Equity instruments	28%	-	28%	40%	-	40%	40%	-	40%
Property	-	1%	1%	-	1%	1%	-	-	-
Others	31%	-	31%	21%	-	21%	23%	-	23%

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

Ambev S.A. expects to contribute approximately R$142.3 to its defined benefit plans in 2015.

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

Additionally, to encourage managers to be mobile, some options granted in previous years of 2010 were modified, where the dividend protection features of such options were canceled in exchange for issuing 230 thousand options in 2014 (222 thousand options in 2013), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of this change.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the 2014, 2013 and 2012 grants are as follows: December 31, 2014)

In R$	2014 (i)		2013 (i)		2012 (i)
Fair value of options granted	5.2		6.1		5.6
Share price	15.9		17.1		17.1
Exercise price	15.9		17.1		17.1
Expected volatility	32.5%		32.8%		33.0%
Vesting year	5.0		5.0		4.4
Expected dividends	5%		de 0% a 5%		de 0% a 5%
Risk-free interest rate	2.2% a 12.4%	(ii)	1.9% à 12.6%	(ii)	2.1% à 11.2%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2014	2013	2012
Options outstanding at January 1	147,718	143,915	147,810
Options issued during the period	17,045	13,056	15,515
Options exercised during the period	(34,760)	(7,219)	(12,500)
Options forfeited during the period	(3,854)	(2,034)	(6,910)
Options outstanding at ended year	126,149	147,718	143,915

The range of exercise prices of the outstanding options is between R$1.06 (R$1.83 as of December 31, 2013 and R$2.30 as of December 31, 2012) and R$19.14 (R$17.84 as of December 31, 2013 and 2012) and the weighted average remaining contractual life is approximately 6.87 years (6.35 years as of December 31, 2013 and 8.15 as of December 31, 2012).

Of the 126,149 thousand outstanding options (147,718 thousand as of December 31, 2013), 35,918 thousand options are vested as at December 31, 2014 (34,750 thousand as of December 31, 2013).

The weighted average exercise price of the options is as follows:

In R$ per share	2014	2013	2012
Options outstanding at January 1	6.3	7.2	6.0
Options issued during the period	16.0	17.0	17.2
Options forfeited during the period	11.3	8.1	2.8
Options exercised during the period	3.8	2.7	2.8
Options outstanding at ended period	10.1	6.3	7.2
Options exercisable at ended period	3.0	3.3	3.8

For the options exercised during 2014, the weighted average share price on the exercise date was R$16.12.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 5,198 thousand (4,270 in 2013) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$88.1 (R$76.5 in 2013), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2014	2013	2012
Deferred shares outstanding at January 1	15,588	11,530	6,960
New deferred shares during the period	5,198	4,270	4,835
Deferred shares granted during the period	(2,312)	-	-
Deferred shares forfeited during the period	(984)	(212)	(265)
Deferred shares outstanding at ended year	17,490	15,588	11,530

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$167.7 in the period ended December 31, 2014 (R$187.6 and R$144.6 for the period ended December 31, 2013 and 2012, respectively), recorded as administrative expenses.

25. TRADE PAYABLES

	2014	2013
Non-current
Trade payables	73.9	69.4
	73.9	69.4

Current
Trade payables and accrued expenses	8,708.7	8,007.7
	8,708.7	8,007.7

26. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2013	Effect of changes in foreign exchange rates	Provisions made	Provisions used and reversed	Balance as of December 31, 2014

Restructuring	6.1	0.3	2.7	(2.1)	7.0

Lawsuits tax, labor, civil and others
Civil	9.5	0.4	30.9	(17.1)	23.7
Taxes on sales	141.6	0.8	197.3	(161.9)	177.8
Income tax	149.9	2.2	31.1	(3.2)	180.0
Labor	174.4	1.0	146.3	(157.6)	164.1
Others	95.3	6.5	61.3	(33.3)	129.8
Total	570.7	10.9	466.9	(373.1)	675.4

Total provisions	576.8	11.2	469.6	(375.2)	682.4

(b) Disbursement expectative

	Balance as of December 31, 2014	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7.0	6.4	0.6	-	-

Lawsuits tax, labor, civil and others
Civil	23.7	4.3	8.0	10.7	0.7
Taxes on sales	177.7	42.1	55.8	75.1	4.7
Income tax	180.0	29.5	62.0	83.3	5.2
Labor	164.2	36.6	52.6	70.6	4.4
Others	129.8	20.3	45.1	60.6	3.8
Total	675.4	132.8	223.5	300.3	18.8

Total provisions	682.4	139.2	224.1	300.3	18.8

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

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Other lawsuits

The Company is involved in several lawsuits brought by former distributors which are mainly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 30 – Contingencies.

27. FINANCIAL INSTRUMENTS AND RISKS

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

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the currently known risks (e.g. foreign currency and interest) shall be mitigated by contracting derivative financial instruments. Existing risks not yet evident (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not mitigated. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2014, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

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

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protect the Company against fluctuations on income statement, but do not meet the hedge accounting requirements set out in IAS 39 Financial Instruments: Recognition and Measurement. They refer to derivative financial instruments contracted in order to minimize the volatility of income tax and social contribution related to the foreign exchange gains/losses on loan agreements between the Company and its subsidiaries abroad. Such derivatives are measured at fair value with gains and losses recognized on an accrual basis within income tax expense, on income statement.

The following tables summarize the exposition of the Company that were identified and protected in accordance with the Company's Risk Policy. The following names have been applied:

Operational Hedge: Refers to the exposures arising from the core business of AmBev S.A., such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Net investment hedge – cash abroad: Refers to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets equivalent to the cash position of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the group , following the result of the hedged item.

Net investment hedge - Dominican Republic: As detailed in note 21 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

The types of hedges are defined as follows: cash flow hedge - CFH, net investment hedge - NIH and economic hedges - ECO.

					Fair Value		Gain / (Losses)
Exposure	Risk	Notional	Instrument	Hedge	Asset	Liability	Finance cost and income	Operational results	Other comprehensive income

Cost	(8,619.3)	8,619.3	Derivative	CFH	118.2	(438.3)	(922.4)	251.2	445.4
Expense	6,199.1	(6,199.1)	Derivative	ECO	427.9	(893.7)	324.9	-	-
Operational Hedge	(2,420.2)	2,420.2	-	-	546.1	(1,332.0)	(597.5)	251.2	445.4

Foreign currency cash	(2,242.7)	2,242.7	Derivative	ECO	113.8	(291.6)	150.3	-	-
Local currency cash	1,070.0	(1,070.0)	Derivative	ECO	0.1	(1.6)	(4.4)	-	-
Foreign currency debt	(588.9)	212.7	Derivative	ECO	-	(4.6)	(3.2)	-	-
Local currency debt	(397.4)	397.4	Derivative	FVH	4.7	(18.4)	(0.3)	-	-
Financial Hedge	(2,159.0)	1,782.8	-	-	118.6	(316.2)	142.4	-	-

Net Investment Hedge	1,745.5	(1,745.5)	Derivative	NIH	223.2	(290.7)	413.3	-	(368.2)

As of December 31, 2014	(2,833.8)	2,457.5			887.9	(1,939.0)	(41.8)	251.2	77.2

					Fair Value		Gain / (Losses)
Exposure	Risk	Notional	Instrument	Hedge	Asset	Liability	Finance cost and income	Operational results	Other comprehensive income

Cost	(7,955.1)	7,955.1	Derivative	CFH	290.5	(243.9)	(463.9)	220.6	280.9
Expense	4,259.3	(4,259.3)	Derivative	ECO	209.3	(564.8)	169.1	-	-
Operational Hedge	(3,695.8)	3,695.8			499.8	(808.7)	(294.8)	220.6	280.9

Foreign currency cash	(1,629.0)	1,629.0	Derivative	ECO	32.9	(85.7)	223.8	-	-
Local currency cash	350.0	(350.0)	Derivative	ECO	0.5	(0.6)	(8.2)	-	-
Foreign currency debt	(698.8)	304.4	Derivative	ECO	2.2	-	24.5	-	-
Local currency debt	(300.0)	300.0	Derivative	FVH	-	(17.4)	(30.4)	-	-
Financial Hedge	(2,277.8)	1,883.4			35.6	(103.7)	209.7	-	-

Net Investment Hedge	3,210.0	(3,210.0)	Derivative	NIH	75.9	(65.6)	199.8	-	(429.9)

As of December 31, 2013	(2,763.6)	2,369.2			611.3	(978.0)	114.7	220.6	(149.0)

I.          .Market risk

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

a.2) Commodity Risk

A significant portion of the Company inputs comprises commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility. The Company has important exposures to the following commodities: aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy.

The table below shows the Company’s exposure related to debts, before and after strategy hedge of interest rates.

	2014				2013
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	7.2%	1,162.7	8.7%	1,773.8	7.2%	1,254.0	8.2%	2,019.9
American Dollar	1.9%	537.1	2.1%	300.3	1.7%	732.8	1.7%	390.2
Dominican Peso	9.1%	3.9	9.1%	3.9	8.1%	29.0	8.1%	29.0
Interest rate postfixed		1,703.7		2,078.0		2,015.8		2,439.1

Brazilian Real	6.4%	832.2	5.1%	464.1	5.9%	682.7	3.5%	403.6
Argentinean Peso	23.7%	98.9	23.7%	98.9	-	-	-	-
Dominican Peso	10.4%	60.1	10.4%	60.1	13.0%	47.1	13.0%	47.1
American Dollar	3.9%	18.8	5.9%	12.6	0.5%	160.2	5.5%	16.0
Guatemala´s Quetzal	7.9%	8.1	7.9%	8.1	-	-	-	-
Interest rate pre-set		1,018.1		643.8		890.0		466.7

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on four scenarios, which may impact the Company’s future results, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after December 31, 2014 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2014.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2014.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario
Foreign exchange hedge	Dollar and Euro decrease	(167.4)	(371.2)	(1,789.0)	(3,410.6)
Input purchase		167.4	371.2	1,789.0	3,410.6
Commodities hedge	Decrease on commodities price	(145.8)	(149.3)	(556.6)	(967.3)
Input purchase		145.8	149.3	556.6	967.3
Foreign exchange hedge	Dollar and Euro decrease	(6.8)	(21.6)	(86.7)	(166.6)
Capex purchase		6.8	21.6	86.7	166.6
Foreign exchange hedge	Foreign currency increase	(465.9)	(505.6)	(1,419.7)	(2,373.4)
Fiscal expense		465.9	505.6	1,419.7	2,373.4
Cash flow hedge		(785.9)	(1,047.7)	(3,852.0)	(6,917.9)
Operational purchase		785.9	1,047.7	3,852.0	6,917.9
Net effect		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(182.4)	(410.2)	(1,484.1)	(2,785.9)
Net debt		182.4	398.9	1,390.1	2,597.8
Interest rate hedge	Increase in tax interest	(15.2)	(23.4)	(314.4)	(298.8)
Interest expense		15.2	23.4	314.4	298.8
Fair value hedge		(197.6)	(433.6)	(1,798.5)	(3,084.7)
Net debt and interest		197.6	422.3	1,704.5	2,896.6
Net effect		-	(11.4)	(94.1)	(188.1)

Investment hedge	Foreign currency increase	(67.5)	(214.4)	(928.2)	(1,788.8)
Fiscal expense		67.5	214.4	928.2	1,788.8
Net Investment hedge		(67.5)	(214.4)	(928.2)	(1,788.8)
Fiscal expense		67.5	214.4	928.2	1,788.8
Net effect		-	-	-	-

As of December 31, 2014 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Nocional value
Risk / Hedge	Financial instrument	2015	2016	2017	2018	>2019	Total

Foreign currency	Future contracts	3,859.9	-	-	-	-	3,859.9
Foreign currency	Non Deliverable Forwards	2,355.3	-	-	-	-	2,355.3
Foreign currency	Deliverable Forwards	759.8	-	-	-	-	759.8
Commodity	Future contracts	872.4	0.6	-	-	-	873.0
Commodity	Swaps	771.4	-	-	-	-	771.4
Cost hedge		8,618.8	0.6	-	-	-	8,619.4
Foreign currency	Future contracts	(5.6)	-	-	-	-	(5.6)
Foreign currency	Swaps / Non Deliverable Forwards	(6,319.0)	125.5	-	-	-	(6,193.5)
Expense hedge		(6.324,6)	125.5	-	-	-	(6,199.1)
Foreign currency	Future contracts	3,366.6	-	-	-	-	3,366.6
Foreign currency	Swaps	252.0	-	-	-	-	252.0
Foreign currency	Non Deliverable Forwards	(1,375.8)	-	-	-	-	(1,375.8)
Foreign currency cash hedge		2,242.8	-	-	-	-	2,242.8
Interest rate	Future contracts	-	(370.0)	(300.0)	(400.0)	-	(1,070.0)
Local currency cash hedge		-	(370.0)	(300.0)	(400.0)	-	(1,070.0)
Foreign currency	Future contracts	212.7	-	-	-	-	212.7
Foreign currency debt hedge		212.7	-	-	-	-	212.7
Interest rate	Swaps	-	-	300.0	-	97.4	397.4
Local currency debt hedge		-	-	300.0	-	97.4	397.4
Foreign currency	Future contracts	(2,594.0)	-	-	-	-	(2,594.0)
Foreign currency	Non Deliverable Forwards	848.5	-	-	-	-	848.5
Net Investment Hedge		(1,745.5)	-	-	-	-	(1,745.5)
Total		3,004.2	(243.9)	-	(400.0)	97.4	2,457.7

		Fair value
Risk / Hedge	Financial instrument[	2015	2016	2017	2018	>2019	Total

Foreign currency	Future contracts	(83.2)	-	-	-	-	(83.2)
Foreign currency	Non Deliverable Forwards	(110.2)	-	-	-	-	(110.2)
Foreign currency	Deliverable Forwards	19.1	-	-	-	-	19.1
Commodity	Future contracts	(99.7)	(7.3)	-	-	-	(107.0)
Commodity	Swaps	(38.4)	(0.4)	-	-	-	(38.8)
Cost hedge		(312.4)	(7.7)	-	-	-	(320.1)
Foreign currency	Future contracts	4.3	-	-	-	-	4.3
Foreign currency	Swaps/Non Deliverable Forwards	(469.2)	(0.9)	-	-	-	(470.1)
Expense hedge		(464.9)	(0.9)	-	-	-	(465.8)
Foreign currency	Future contracts	(73.8)	-	-	-	-	(73.8)
Foreign currency	Swaps	(13.0)	-	-	-	-	(13.0)
Foreign currency	Non Deliverable Forwards	(90.9)	-	-	-	-	(90.9)
Foreign currency cash hedge		(177.7)	-	-	-	-	(177.7)
Interest rate	Future contracts	-	(0.1)	(0.3)	(1.1)	-	(1.5)
Local currency cash hedge		-	(0.1)	(0.3)	(1.1)	-	(1.5)
Foreign currency	Future contracts	(4.6)	-	-	-	-	(4.6)
Foreign currency debt hedge		(4.6)	-	-	-	-	(4.6)
Interest rate	Swaps	-	-	(18.4)	-	4.7	(13.7)
Local currency debt hedge		-	-	(18.4)	-	4.7	(13.7)
Foreign currency	Future contracts	39.1	-	-	-	-	39.1
Foreign currency	Non Deliverable Forwards	(106.7)	-	-	-	-	(106.7)
Net Investment Hedge		(67.6)	-	-	-	-	(67.6)
Total		(1,027.2)	(8.7)	(18.7)	(1.1)	4.7	(1,051.0)

  II.     Credit Risk

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

As of December 31, 2014, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Caixa Econômica Federal, Bradesco, Morgan Stanley, Deutsche Bank, Itaú, Citibank, Toronto Dominion Bank, ING, JP Morgan Chase, Santander and HSBC. The Company had derivatives agreements with the following financial institutions: Barclays, Citibank, Merril Lynch, Morgan Stanley, Deutsche Bank, Itaú, JP Morgan Chase, Santander, ScotiaBank, Société Générale, Banco Bisa, Goldman Sachs, BNB, BNP Paribas, Macquarie and TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, taxes receivable and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2014. There was no concentration of credit risk with any counterparties as of December 31, 2014.

III.      Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Capital management

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

Financial instruments

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

The table below shows all financial instruments recognized in the financial statements, segregated by category:

			2014
	Loans and receivables	Held to maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	9,722.1	-	-	-	-	9,722.1
Investment securities	-	68.0	713.0	-	-	781.0
Trade receivables and other assets excluding prepaid expenses	5,257.0	-	-	-	-	5,257.0
Financial instruments derivatives	-	-	541.8	346.0	-	887.8
Total	14,979.1	68.0	1,254.8	346.0	-	16,647.9
Financial liabilities
Trade payables and other liabilities	-	-	3,289.8	-	9,182.7	12,472.5
Financial instruments derivatives	-	-	1,191.5	747.4	-	1,938.9
Interest-bearing loans and borrowings	-	-	-	-	2,622.7	2,622.7
Total	-	-	4,481.3	747.4	11,805.4	17,034.1

			2013
	Loans and receivables	Held to maturity	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	11,538.2	-	-	-	-	11,538.2
Investment securities	-	63.8	288.6	-	-	352.4
Trade receivables and other assets excluding prepaid expenses	4,999.7	-	-	-	-	4,999.7
Financial instruments derivatives	-	-	245.0	366.3	-	611.3
Total	16,537.9	63.8	533.6	366.3	-	17,501.6
Financial liabilities
Trade payables and other liabilities	-	-	2,520.7	-	8,313.6	10,834.3
Financial instruments derivatives	-	-	651.1	326.9	-	978.0
Interest-bearing loans and borrowings	-	-	-	-	2,905.8	2,905.8
Total	-	-	3,171.8	326.9	11,219.4	14,718.1

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

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	2014
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	713.0	-	-	713.0
Derivatives assets at fair value through profit or loss	97.8	444.0	-	541.8
Derivatives - operational hedge	28.8	89.4	-	118.2
Derivatives – fair value hedge	-	4.7	-	4.7
Derivatives - net investment hedge	89.0	134.2	-	223.2
	928.6	672.3	-	1,600.9

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	3,289.8	3,289.8
Derivatives liabilities at fair value through profit or loss	173.5	1,018.1	-	1,191.6
Derivatives - operational hedge	221.9	216.4	-	438.3
Derivatives - fair value hedge	-	18.4	-	18.4
Derivatives - net investment hedge	49.9	240.8	-	290.7
	445.3	1,493.7	3,289.8	5,228.8

	2013
	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	288.6	-	-	288.6
Derivatives assets at fair value through profit or loss	62.3	182.7	-	245.0
Derivatives - operational hedge	154.3	136.2	-	290.5
Derivatives - net investment hedge	0.7	75.2	-	75.9
	505.9	394.1	-	900.0

Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,520.7	2,520.7
Derivatives liabilities at fair value through profit or loss	38.4	612.7	-	651.1
Derivatives - operational hedge	160.9	83.1	-	244.0
Derivatives - fair value hedge	-	17.4	-	17.4
Derivatives - net investment hedge	31.0	34.5	-	65.5
	230.3	747.7	2,520.7	3,498.7

(i) Refers to the put option in the subsidiary as described in Note 21 d (4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2013	2,520.7
Total gains and losses in the period	769.1
Losses recognized in income statement	503.6
Losses recognized in other comprehensive income	265.5
Financial liabilities at December 31, 2014 (i)	3,289.8

(i) The liability was recorded under "Other liabilities" on the balance sheet

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each period.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$12.6 on December 31, 2014 (R$(11.6) on December, 31 2013), as present in the table below:

	2014			2013
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	369.1	369.1	-	605.6	605.6	-
FINEP	86.5	86.5	-	86.4	86.4	-
BNDES - Local currency	1,444.8	1,444.8	-	1,381.0	1,381.0	-
BNDES - Foreing currency	236.7	236.7	-	342.4	342.4	-
Bond 2017	281.6	294.1	(12.5)	279.0	290.6	(11.6)
Fiscal incentives	181.9	181.9	-	190.2	190.2	-
Finance leasing	22.0	22.0	-	21.2	21.2	-
Trade and other paylables	9,182.7	9,182.7	-	8,313.6	8,313.6	-
	11,805.3	11,817.8	(12.5)	11,219.4	11,231.0	(11.6)

The criterion used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of December 31, 2014, being approximately 98.04% for Bond 2017 (96.88% at December 31, 2013).

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

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of December 31, 2014 the Company held R$698.1 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$647.8 on December 31, 2013).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their gross, but each party shall have the option to settle on net, in case of default of the counterparty.

28. OPERATING LEASES

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

Operating leases mature as follows:

	2014	2013
Less than 1 year	28.7	62.8
Between 1 and 2 years	53.2	160.3
More than 2 years	38.4	74.1
	120.3	297.2

In 2014, the operating lease expense in the income statement amounted to R$43.5 (R$65.2 and R$54.1 in 2013 and 2012, respectively).

29. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2014	2013
Collateral given for own liabilities	1,224.0	1,193.9
Other commitments	497.9	447.2
	1,721.9	1,641.1

Commitments with suppliers	8,271.4	11,918.7
Commitments - Bond 2017	300.0	300.0
	8,571.4	12,218.7

The collateral provided for liabilities totaled approximately R$1,721.9 as at December 31, 2014 including R$525.9 of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at December 31, 2014, R$698.1 in highly liquid financial investments or in cash (Note 27 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,0, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as at December 31, 2014 are as follows:

	2014	2013
Less than 1 year	3,776.8	3,438.3
Between 1 and 2 years	2,555.6	2,379.4
More than 2 years	2,239.0	6,401.0
	8,571.4	12,218.7

30. CONTINGENCIES

The Company has contingent liabilities arising from lawsuits in the normal course of its business.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 26 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss is classified by management as possible and for which there are no provisions. Due to their nature, such legal proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

As of 31 December 2014, estimates of amounts of possible losses associated with the Company’s material proceedings are as follows:

	2014	2013
PIS and COFINS	305.4	363.9
ICMS and IPI	5,648.8	3,807.4
IRPJ and CSLL	12,946.7	10,196.2
Labor	207.9	135.7
Civil	3,546.4	161.6
Others	1,668.2	1,386.6
	24,323.4	16,051.4

Principal lawsuits with a likelihood of possible loss:

Goodwill

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. merger. In November 2014 the Lower Administrative Court concluded the judgment and now we await the publication of the decision. The decision was partly favorable; therefore, after the publication we will file an appeal with the Upper Administrative Court.  We have not recorded any provisions for this matter, and our management, supported by the opinion of our external legal counsel, estimates possible losses in relation to this assessment to be approximately R$4.2 billion as of December 31, 2014 (R$3.9 billion as of December 31, 2013). In the event we are required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into us. We filed an Appellate Division in December 2014 against the first level administrative decision, which maintained the assessment. The Appellate Division wait the judgment in Administrative Court Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.2 billion as of December 31, 2014 (1.1 billion as of December 31, 2013). We have not recorded any provision in connection with this assessment.

Profits earned abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Court and are awaiting its decision. We have not recorded any provision in connection with this assessment. We estimate our exposure to possible losses in relation to these assessments to be R$4.2 billion at December 31, 2014 (R$ 3.8 billion at December 31, 2013) and to probable losses to be R$34.7 as of that date, for which we have recorded a provision in the corresponding amount at December 31, 2014 (R$32.3 at December 31, 2013).

Manaus Free Trade Zone - IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI.  Our subsidiaries have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which are under discussion before the Administrative Court.  Management estimates possible losses in relation to these assessments to be R$917 as of December 31, 2014 (R$723 as of December 31, 2013).

Irrevocable discounts granted

We are currently parties to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS Value-Added Tax with respect to irrevocable discounts granted by the Company in January 1996 and February 1998 These proceedings are currently before the Brazilian Superior Court of Justice (Superior Tribunal de Justiça) and the Brazilian Supreme Court.  In November 2013, November and December 2014, we received similar tax assessments issued by the State of Pará.  Management estimates the total exposure in relation to this matter to be R$820 as of December 31, 2014 (R$760 as of December 31, 2013), of which approximately R$704 are considered as possible losses, therefore, without provision, and the other R$116 were provisioned in connection with one tax proceeding for which we believe there is a probable chance of loss.  Such estimate is based on reasonable assumptions and assessments of management, but should our position not prevail the expected net impact on our income statement would be an expense for this amount.

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, from certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses by companies in their final year of existence, following a merger.

No provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply. After a decision issued by the Administrative Court - CARF, the Company has considered part of the amount as remote loss. The Company estimates the possible exposure to losses on these assessments at approximately R$419 at December 31, 2014 (R$582 at December 31, 2013).

Subscription Warrants

Certain holders of warrants issued by Old Ambev in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. The warrants object of those six proceedings represented, on December 31, 2014, 172.8 million Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$572 (R$413 on December 31, 2013). The Company believes that the loss of this lawsuit is possible has not recorded any provision in connection therewith.

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

During its investigation, the former Secretariat of Economic Law of the Ministry of Justice (Secretaria de Direito Econômico), or SDE, concluded that the program should be considered anticompetitive unless certain adjustments were made.  These adjustments were substantially incorporated into the version of the program at that time, and the program no longer exists.  The SDE opinion did not threaten any fines and recommended that the other accusations be dismissed.  After the SDE opinion, the proceeding was sent to the CADE, which issued a ruling that, among other things, imposed a fine in the amount of R$352 (R$524 as of December 31, 2014, reflecting accrued interests and R$ 488 on December 31, 2013). The loss should be limited to the amount of the fine and other legal fees relative for this process.

We have challenged the CADE’s decision before the federal courts, which have ordered the suspension of the fine and other parts of the decision upon our posting of a guarantee. We have posted a court bond  (carta de fiança) for this purpose. The Company believes that the loss of this lawsuit is possible and therefore has not recorded any provision in connection therewith.

Additionally, the Company has other administrative proceedings with CADE and SDE, investigating certain conducts, which in the Company’s view, do not represent a competitive assessment.

ICMS tax incentives

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro and Minas Gerais, which question the legality of tax credits arising from existing tax incentives received by the Company in other States. During the third quarter of 2014, Ambev received other tax assessments related to the same issue, in the total amount of R$507. Ambev management estimates the possible losses related to these assessments to be approximately R$ 1,0 billion as of December 2014. Ambev has not recorded any provision in connection therewith.

IPI Excise Tax

In 2014, we received tax assessments from Brazilian Federal Tax Authorities related to IPI exercise tax, supposedly due over remittances of manufactured goods to other related factories, to which the decision from the Upper House of the Administrative Court is still pending.

Management estimates the possible losses related to these assessments to be approximately R$510 as of December 31, 2014.

In January 2015, Ambev received a new Assessment Notice for the recovery of IPI supposedly due on the delivery of finished products to other business units in the amount of R$568, classified as a possible loss.

Lawsuit  against Brewers Retail Inc.

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store”) and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks a declaration that LCBO and The Beer Store agreed with each to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of The Beer Store agreed to fix. The claimants are seeking damages not exceeding 1.4 billion Canadian for all mentioned parts. Considering that The Beer Store operates according to the rules established by the Government of Ontario and that  prices at The Beer Store are independently set by each brewer, the Company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

Disallowance of Expenses and Deductible Losses

In December 29, 2014, we received a tax assessment from the Brazilian Federal Tax Authorities at approximately R$ 1.2 billion. The assessment related to disallowance of alleged undeductable expenses and certain losses deductions mainly associated to financial investments and loans. Our management estimates the amount of possible losses in relation to this assessment. We have not recorded any provision in connection with this assessment.

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

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 24 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	2014	2013	2012

Short-term benefits (i)	22.2	28.7	26.5
Share-based payments (ii)	39.3	44.5	37.5
Total key management remuneration	61.5	73.2	64.0

(i) These correspond substantially to salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 24 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at December 31, 2014 held 9.81% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2014 and December 31, 2013, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at that date. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$216.3 in the period ended December 31, 2014 (R$185.6 as of December 31, 2013), of which R$195.5 (R$163.7 as of December 31, 2013) related to active employees and R$22.8 (R$21.9 as of December 31, 2013) related to retirees.

b) Special Goodwill Reserve

As a result of the merger of InBev Holding Brazil S.A. by the Company in 2005, the Company benefits, each year, from the amortization of tax deductible goodwill pursuant to CVM Instruction 319/99. The balance of the special goodwill reserve as of December 31, 2014 was R$2.0 (R$313.9 as of December 31, 2013) which may be used for future capital increases.

c) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63.3 for ten years, maturing on March 31, 2018.

d) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, in the amount R$ 4.5, maturing on January 2016

e) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$1.6 (R$15.5 as of December 31, 2013) and R$293.1 (R$249.2 as of December 31, 2013) as licensing income and expense, respectively.

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the platform of e-commerce company named “Partner AmBev”. The contract is for 2 years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders.

32. GROUP COMPANIES

Listed below are the main group companies. The number of companies consolidated totaled 38.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G	99.74%
Av. Del Libertador 498, 26º andar - Buenos Aires

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A.	85.67%
Av. Montes 400 e Rua Chuquisaca - La Paz

Brazil
AMBEV S.A.	Consolidating Company
Rua Dr. Renato Paes de Barros, 1017 , 3º andar - Itaim Bibi, São Paulo

AROSUCO AROMAS E SUCOS LTDA	100.00%
Avenida Buriti, 5.385 - Distrito Industrial - Manaus - AM

CRBS S.	100.00%
Avenida Antarctica, 1.891 Fazenda Santa Úrsula, parte - Jaguariúna - SP

EAGLE DISTRIBUIDORA DE BEBIDAS S.A.	100.00%
Avenida Antarctica, 1.891 Fazenda Santa Úrsula, parte – Jaguariúna – SP

CERVEJARIA REUNIDAS SKOL CARACU S.A. Avenida Antarctica, 1891 - Fazenda Santa. Úrsula, parte – Jaguariuna, SP	100.00%

Canada
LABATT BREWING COMPANY LIMITED	100.00%
207 Queens Quay - West, Suite 299 - M5J 1A7 - Toronto

Chile
CERVECERIA CHILE S.A	100.00%
Avenida Presidente Eduardo Frei Montalva, 9600 - Comuna de Quilicura - Santiago

Espanha
JALUA SPAIN, S.L	100.00%
Juan Vara Terán, 14 – Ilhas Canárias

Ecuador
COMPANHIA CERVECERA AMBEV ECUADOR S.A.	100,00%
Km 14,5 – Vía Dauley, Av. Las Iguanas - Guayaquil

Luxembourg
AMBEV LUXEMBOURG	100.00%
5, Gabriel Lippmann, L - 5365 Munsbach

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA	50.00%
43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício Mariposa, nível 4 - 01012 - Zacapa

Paraguay
CERVECERIA PARAGUAY S.A	87.34%
Ruta Villeta KM 30 - Ypané

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C.	100.00%
Avenida República de Panamá, 3659 San Isidro - Lima 41 – Lima

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A.	55.00%
Autopista 30 de Mayo, Distrito Nacional

Uruguay
LINTHAL S.A	99,99%
25 de Mayo 444, office 401 - Montevideo

NACIONALY MALTERIA PAYSSANDU S.A.	98.62%
Rambla Baltasar Brum, 2933 – 11800 - Paysandú

MONTHIERS SOCIEDAD ANÓNIMA	100.00%
Cortinas Cesar, 2037 - Montevideo

33. INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

34. EVENTS AFTER THE REPORTING PERIOD

i) In the Board of Directors’ Meeting held on December 31, 2014, the members of the Company’s Board of Directors approved the distribution of interest on own capital (“IOC”), to be deducted from the results of the 2014 fiscal year and attributed to the minimum mandatory dividends for 2014, of R$ 0.096 per share of the Company. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.0816 per share of the Company.

The aforementioned payments shall be made as from January 30, 2015 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including January 7, 2015, with respect to BM&FBovespa, and January 12, 2015, with respect to the New York Stock Exchange, without any monetary adjustment.

ii) In the Board of Directors’ Meeting held on February, 2015, the members of the Company’s Board of Directors approved the distribution of interest on own capital (“IOC”) of R$ 0.09 per share of the Company, from which R$0.03 shall be deducted from the Investments Reserve calculated in the financial statements for the year ended December 31, 2014 and R$0.06 shall be deducted from the results of the 2015 fiscal year based on the Company’s balance sheet dated January 31, 2015. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.0765 per share of the Company.

The aforementioned payment shall be made as from March 31, 2015 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including February 27, 2015, with respect to BM&FBovespa, and March 4, 2015, with respect to the New York Stock Exchange, without any monetary adjustment.

iii) In the Board of Directors’ Meeting held on February, 2015, the members of the Company’s Board of Directors approved and ratified, within the Company’s limit of authorized capital, in accordance with its By-laws, as well as Law No. 6,404/76, as amended, a capital increase in the total amount of R$ 20.2, upon issuance of 4,364,791 new common shares, at the average issuance price of R$4.62087234 per share, without preemptive rights. Therefore, the Company’s capital is changed to R$ 57,602.6, divided into 15,716,984,046 common shares, without pair value.