Form 20-F
period 2015-12-31
AMBEV S.A.
filed 2016-03-14
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2015

Commission file number: 001-36165

AMBEV S.A.
(Exact name of Registrant as specified in its charter)
AMBEV INC.
(Translation of Registrant’s name into English)
Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 3rd floor
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)
Ricardo Rittes de Oliveira Silva, Chief Financial and Investor Relations Officer
Address: Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil
Telephone No.: +55 (11) 2122-1200
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
15,685,094,439 common shares, without par value
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes ☐ No ☐
* This requirement does not apply to the registrant in respect of this filing.

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
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2015, 2014 and 2013 and for the three years ended December 31, 2015, included elsewhere in this document.  Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation.  Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

We maintain our books and records in reais.  However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2015 of R$3.905 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period.  We have also translated some amounts from U.S. dollars and Canadian dollars into reais.  All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2015	2014	2013(1)	2012(1)	2011(1)
			(restated)	(restated)
	(in R$ million)
Net sales	46,720.2	38,079.8	35,079.1	32,478.3	27,126.7
Cost of sales	(16,061.4)	(12,814.6)	(11,572.5)	(10,607.8)	(8,998.5)
Gross profit	30,658.8	25,265.2	23,506.6	21,870.5	18,128.2
Sales, marketing and distribution expenses	(11,177.9)	(9,158.8)	(8,059.9)	(7,378.9)	(6,254.1)
Administrative expenses	(2,281.3)	(1,820.0)	(1,748.3)	(1,613.2)	(1,237.3)
Other operating income/(expense)	1,936.1	1,629.2	1,761.6	863.6	783.2
Exceptional items	(357.2)	(89.0)	(29.2)	(50.4)	23.1
Income from operations	18,778.5	15,826.6	15,430.8	13,691.6	11,443.1
Net finance cost	(2,268.2)	(1,475.4)	(1,561.4)	(893.3)	(521.7)
Share of results of associates	3.1	17.4	11.4	0.5	0.5
Income tax expense	(3,634.2)	(2,006.6)	(2,481.4)	(2,339.7)	(2,443.1)
Net Income	12,879.2	12,362.0	11,399.4	10,459.1	8,478.8
Attributable to:
Equity holders of Ambev	12,423.8	12,065.5	9,557.3	6,345.7	5,146.4
Non-controlling interests	455.4	296.5	1,842.1	4,113.4	3,332.4

(1)   We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco Brewing Inc., or Cerbuco, the holding company that owns a controlling interest in Bucanero S.A., or Bucanero, consistent with the accounting policy for business combinations between entities under common control.  We have not restated the selected financial data for the year ended December 31, 2011 to reflect the effects of this transaction, as the impact of this restatement in that year was not considered to be material.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2015	2014	2013	2012	2011
			(restated)	(restated)
	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(1):
- Basic	0.79	0.77	0.75	0.65	0.53
- Diluted	0.78	0.76	0.75	0.64	0.52
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2):
- Basic (R$)	0.73	0.77	0.58	0.58	0.57
- Basic (US$)	0.19	0.29	0.25	0.28	0.30
Weighted average number of shares (million shares)(3):
- Basic	15,735	15,683	12,678	9,694	9,694
- Diluted	15,859	15,820	12,824	9,840	9,833

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
(3)

Ambev S.A. had 9,694 million common shares outstanding immediately after ABI’s contribution of its Old Ambev common and preferred shares to Ambev S.A. in June 2013.  These 9,694 million Ambev S.A. common shares were reflected retrospectively in 2012 and 2011 as being outstanding both for purposes of the basic and diluted earnings per share figures shown in this table.  Later in 2013, Ambev S.A. issued another 5,969 million common shares in connection with the consummation of Old Ambev’s stock swap merger with Ambev S.A.  The Ambev S.A. common shares issued in connection with the referred stock swap merger were considered from their issuance date and, therefore, represented only an additional 2,984 million common shares for purposes of calculating the weighted average number of Ambev S.A. common shares for 2013.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2015	2014	2013(1)	2012(1)	2011(1)
			(restated)	(restated)
	(in R$ million)
Non-current assets	61,861.8	51,414.8	48,276.2	45,592.5	39,080.2
Property, plant and equipment	19,140.1	15,740.1	14,005.6	12,413.7	10,375.5
Goodwill	30,953.1	27,502.9	27,023.7	26,647.5	23,814.2
Intangible assets	5,092.2	3,754.9	3,214.0	2,936.4	1,912.8
Deferred tax assets	2,749.9	1,392.5	1,647.8	1,428.7	1,447.1
Taxes and contributions receivable	892.8	1,161.2	474.1	375.0	377.8
Trade and other receivables	2,191.6	1,742.0	1,797.2	1,492.3	870.5
Other	842.1	121.2	113.8	298.9	282.3
Current assets	28,314.5	20,728.5	20,809.0	16,626.2	14,747.2
Inventories	4,338.2	3,411.3	2,835.6	2,505.5	2,238.5
Trade and other receivables	6,946.1	5,300.2	4,749.6	3,799.6	3,309.3
Taxes and contributions receivable	3,194.9	1,581.9	1,397.0	585.2	860.3
Cash and cash equivalents	13,620.2	9,722.1	11,538.2	9,259.3	8,145.7
Investment securities	215.1	713.0	288.6	476.6	193.4
Total assets	90,176.3	72,143.3	69,085.2	62,218.7	53,827.4
Shareholders’ equity	50,333.7	43,644.7	44,224.7	37,522.9	33,125.3
Equity attributable to equity holders of Ambev	48,331.9	42,221.6	42,992.5	25,397.9	23,088.1
Non-controlling interests	2,001.8	1,423.1	1,232.2	12,125.0	10,037.2
Non-current liabilities	9,700.7	6,673.8	7,507.8	9,046.8	6,280.1
Interest-bearing loans and borrowings	2,316.9	1,634.6	1,865.2	2,316.2	1,890.2
Employee benefits	2,221.9	1,757.0	1,558.3	1,780.9	1,602.9
Deferred tax liabilities	2,473.6	1,737.6	2,095.7	1,367.6	1,112.0
Taxes and contributions payable	910.0	610.9	883.0	779.3	743.0
Trade and other payables	1,278.8	390.5	673.9	2,284.7	453.6
Provisions	499.5	543.2	431.7	518.1	478.4
Current liabilities	30,141.9	21,824.8	17,352.7	15,649.0	14,422.0
Interest-bearing loans and borrowings	1,282.6	988.1	1,040.6	837.8	2,212.1
Trade and other payables	24,391.6	17,054.7	13,034.8	11,591.7	9,422.4
Taxes and contributions payable	4,342.1	3,543.7	3,132.3	3,081.9	2,673.6
Provisions	123.1	139.2	145.0	137.5	101.6
Bank overdraft	2.5	99.1	0.0	0.1	12.3
Total shareholders’ equity and liabilities	90,176.3	72,143.3	69,085.2	62,218.7	53,827.4

(1)   We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco, the holding company that owns a controlling interest in Bucanero, consistent with the accounting policy for business combinations between entities under common control.  We have not restated the selected financial data for the year ended December 31, 2011 to reflect the effects of this transaction, as the impact of this restatement in that year was not considered to be material.

Other Data

	As at and for the Year Ended December 31,
	2015	2014	2013(1)	2012(1)	2011(1)
			(restated)	(restated)
	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(2)	(1,827.4)	(1,096.3)	3,456.3	977.2	325.2
Cash dividends and interest on shareholders’ equity paid	11,490.2	12,059.6	7,333.7	5,619.3	5,491.1
Depreciation and amortization(3)	3,074.6	2,392.5	2,105.1	1,953.1	1,662.1
Capital expenditures(4)	5,261.2	4,493.1	3,810.3	3,017.9	3,200.2
Operating cash flows - generated(5)	23,580.8	15,895.7	15,314.8	14,316.4	12,668.2
Investing cash flows - used(5)	(5,997.0)	(4,768.0)	(3,811.3)	(5,721.0)	(186.9)
Financing cash flows - used(5)	(15,327.9)	(13,143.8)	(9,506.7)	(7,825.3)	(10,667.7)
Other Operating Data:
Total production capacity - Beer – million hl(6)	192.4	199.7	194.5	192.6	176.5
Total production capacity - CSD & NANC - million hl(6)	77.5	92.6	85.9	87.0	86.2
Total beer volume sold - million hl(7)	125.2	124.7	120.1	123.7	118.7
Total CSD & NANC volume sold - million hl(7)	43.9	47.0	46.4	47.4	46.3
Number of employees(8)	52,738	51,871	53,581	51,888	46,503

(1)   We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco the holding company that owns a controlling interest in Bucanero consistent with the accounting policy for business combinations between entities under common control.  We have not restated the selected financial data for the year ended December 31, 2011 to reflect the effects of this transaction, as the impact of this restatement in that year was not considered to be material.

(2)   Represents total current assets less total current liabilities.

(3)   Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.

(4)   Represents cash expenditures for property, plant, equipment and intangible assets.

(5)   Operating, investing and financing cash flow data is derived from our consolidated cash flow statements contained in our audited consolidated financial statements.

(6)   Represents our available production capacity at year-end; capacity can vary from year to year depending on mix; “hl” is the abbreviation for hectoliters.

(7)   Represents our full-year volumes.

(8)   Includes all our production- and non-production-related employees.

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

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated.  The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented below.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2011	1.902	1.535	1.677	1.876
2012	2.112	1.702	1.955	2.044
2013	2.446	1.953	2.174	2.343
2014	2.740	2.197	2.360	2.656
2015	4.195	2.575	3.388	3.905

Source:  Central Bank.

	Reais per U.S. Dollar
Month	High	Low
September 2015	4.195	3.673
October 2015	4.001	3.739
November 2015	3.851	3.701
December 2015	3.983	3.748
January 2016	4.156	3.986
February 2016	4.049	3.865

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

Portfolio foreign investments are regulated by Resolution No. 4,373 and CVM Rule No. 560, which is currently being updated by the CVM in order to reflect the provisions of Resolution No. 4,373.

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

In addition, an investor operating under the provisions of Resolution No. 4,373 must be registered with the Receita Federal do Brasil (the Brazilian Internal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,470 of May 30, 2014, and RFB Normative Instruction No. 1,548 of February 13, 2015.

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

Risks Relating to Brazil and Other Countries in Which We Operate

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation.  Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy.  The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993.  Brazilian inflation, as measured by the same index, was 6.1% in 2011, 6.2% in 2012, 5.6% in 2013, 6.2% in 2014 and 11.3% in 2015.  Brazil may experience high levels of inflation in the future.  There can be no assurance that the lower levels of inflation experienced in Brazil through 2014 will return or that inflation going forward will not continue the upward trend of 2015.  Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any Brazilian government’s actions to maintain economic stability, as well as public speculation about possible future actions, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our future operations and financial results.

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies.  For example, in 2010, the real appreciated by 4.5% resulting in an exchange rate of R$1.666 per US$1.00 as of December 31, 2010.  However, since 2011 the real has been depreciating continuously, having depreciated by 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against the U.S. dollar in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per U.S. $1.00 as of December 31, 2015. As of February 29, 2016, the exchange rate was R$3.980 per US$1.00.

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

In addition, Brazil faced a series of economic and political difficulties in 2015.  These adversities included increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product, rising inflation above recently observed ceilings, increasing uncertainties with regards to Congressional decisions and the significant devaluation of the real. Moreover, the political crisis in recent months could worsen economic conditions in Brazil, which may adversely affect our results of operations and financial condition.  All these factors contributed to Brazil’s loss of its investment grade rating and an economic recession.  It is also difficult to assess the impact that the Brazilian political scenario will have in the Brazilian economy, and as a result on our future operations and financial results.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.  Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income.  Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages and soft drinks, as well as our results of operations.  Moreover, the recently experienced instability and uncertainties in the Brazilian economic and political scenario may adversely affect the demand for our products, which in turn may lead to negative impacts on our operations and financial results.

Devaluation of the real relative to other currencies, including the U.S. dollar, may adversely affect our financial performance.

Most of our sales are in reais; however, a relevant portion of our debt is denominated in foreign currencies, including U.S. dollars.  In addition, a significant portion of our cost of sales, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to U.S. dollars, which appreciated significantly against the real in 2015.  Therefore, any devaluation of the real when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations.  Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible or available at reasonable costs at all times in the future.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2015.  An increase in commodities prices directly affects our consolidated operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2015 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2015	Fluctuation
Aluminum (US$/ton)	1,978.00	1,435.50	1,681.15	37.8%
Sugar (US$ cents/pounds)	15.92	10.39	13.12	53.2%
Corn (US$ cents/bushel)	433.50	347.75	376.67	24.7%
Wheat (US$ cents/bushel)	614.75	452.25	507.38	35.9%
PET (US$/ton)	1,072.50	804.50	922.41	33.3%

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

In January 2015 the Brazilian federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).  Moreover, in 2015 the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Ceará and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks, while the state of Minas Gerais and the Federal District once again increased the ICMS Value-Added Tax rate applicable to beer and soft drinks. No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil.  An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.  The federal government issued regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE”, in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry.  The installation of this equipment in the production lines has been completed and it covers more than 98% of our total volume.  Though the objective of reducing tax evasion is being achieved for federal taxes, and while state governments have started using data from the SICOBE in order to identify potential state tax evasion, there can be no assurance that unfair competition arising from tax evasion will be eliminated from the Brazilian beverage industry.

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

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which in 2015 corresponded to 24.1% of our consolidated results of operations.  LASI is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

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

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt. The full consequences of the default on Argentina’s political and economic landscape, and on our operations there, are still unclear.  The devaluation of the Argentine peso, along with inflation and deteriorating macroeconomic conditions in Argentina, could have, and may continue to have, a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina.  Despite the recent election of a new presidential government that seems more committed to fiscal responsibility, our liquidity and operations and our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina.

Risks Relating to Our Operations

We are subject to Brazilian and other antitrust regulations.

We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities.  In addition, in connection with the 1999 business combination of Companhia Cervejaria Brahma, or Brahma, and Companhia Antarctica Paulista Indústria Brasileira de Bebidas e Conexos, or Antarctica, that shaped most of the Brazilian operations as currently conducted by us, we entered into a performance agreement with the Brazilian antitrust authorities, which required us to comply with a number of restrictions, including the divestment of certain assets.  Since July 28, 2008, we have been deemed to have complied with all those restrictions, according to Brazil’s highest antitrust authority, the Conselho Administrativo de Defesa Econômica (Administrative Council for Economic Defense), or the CADE.  Nevertheless, we cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

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

Our business is regulated by federal, state, provincial and local laws and regulations regarding such matters as licensing requirements, marketing practices and related matters.  We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.  Recently, the federal government as well as certain Brazilian states and municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of alcoholic beverages at certain points of sale (e.g., highways and sales near schools), prohibiting the sale of CSDs in schools and imposing restrictions on advertisement of alcoholic beverages.  The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.  In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages.  These rules and restrictions may adversely impact our results of operations.  For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation”.

In addition, there is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages.  Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

Our results of operations are affected by fluctuations in exchange rates.

We have historically reported our consolidated results in reais.  In 2015, we derived 43.7% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company).  Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet.  Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

In addition to currency translation risk, we incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt.  Although we have hedging policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully or cost-effectively hedge against the effects of such foreign exchange exposure, particularly over the long-term.

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

Despite the new Brazilian Antibribery Act, Brazil still has a perceived elevated risk of public corruption, which may, to a certain degree, leave us exposed to potential violations of the FCPA or other anti-bribery laws.  For example, a number of high profile corporate corruption allegations have surfaced, principally since the beginning of 2014.  In that respect, Brazilian authorities currently investigating alleged corruption cases have in the past released a list of companies that had contracted consulting services from a firm part-owned by a former elected government official who has been convicted of corruption and racketeering by Brazil’s highest court.  Years ago, we retained the services of this consulting firm in connection with a specific matter and, thus, have been cited among these consultant’s clients.  We have reviewed our internal control and compliance procedures in relation to these services and have not identified any evidence of misconduct.

Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, which includes a strict requirement prohibiting our employees and agents from violating these laws, there remains some degree of risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating potential misconduct.  Another potential fallout from having our name or brands associated with any misconduct is adverse press coverage, which, even if unwarranted or baseless, could damage our reputation and sales.  Therefore, if we become involved in any investigations under the FCPA, the Brazilian Antibribery Act or other applicable anti-corruption statutes, our business could be adversely affected.

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev N.V./S.A., or ABI, resulting in adverse limitations to our operations.

Ambev and its subsidiaries are a party to certain joint venture, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI, including the combination of ABI and SABMiller pls, or SABMiller.  Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions.  Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate.  Any such restrictions may limit the amount and quality of business we conduct in each of those countries.

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

Competition may divert consumers and customers from our products.  Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share.  Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.  Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 43.7% (R$20.4 billion) of our total net revenues of R$46.7 billion in 2015 came from our foreign subsidiaries.  In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages used.  In a number of countries, for example, television is a prohibited channel for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated.  Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

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

We rely on key third‑party suppliers, including third‑party suppliers for a range of raw materials for beer and soft drinks, and for packaging material, including aluminum cans, glass, kegs and PET bottles.  We seek to limit our exposure to market fluctuations in these supplies by entering into medium‑ and long-term fixed‑price arrangements.  We have a limited number of suppliers of aluminum cans, glass and PET bottles.  Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies.  Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier, and this could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks, and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers.  If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of and for December 31, 2015, included elsewhere in this annual report, for a description of our material litigation contingencies.  Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.

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

We also face water scarcity and quality risks.  The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management.  We have implemented an internal strategy in order to considerably reduce the use of water in our operative plants.  However, as demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

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

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner.  Despite the recent relaxation in U.S. foreign policy towards Cuba, this country is still targeted by broad and comprehensive economic and trade sanctions of the United States.  Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

In January 2014, one of our wholly-owned subsidiaries acquired from ABI, a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba.  We have the right to appoint the general manager of Bucanero.  Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2015, Bucanero sold 1.5 million hectoliters of beer, representing about 1.2% of our total beer volume of 125.2 million hectoliters for the year.  Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba.  Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism.  Although the United States government has recently ceased to identify Cuba as a state sponsor of terrorism, this position may be revised by action of the U.S. government’s executive branch.  If U.S. government policy towards Cuba were to be reversed, with that country being once again designated as a state sponsor of terrorism, Cuba could return to being a target of possible restrictions for U.S. investment.  If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.  Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future.  Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued.  The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families.  In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of this company.  Although ABI and we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

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

Our business and operating results could be negatively impacted by social, technical or physical risks such as earthquakes, hurricanes, flooding, fire, power loss, loss of water supply, telecommunications and information technology system failures, cyber-attacks, political instability, military conflict and uncertainties arising from terrorist attacks, including a global economic slowdown, the economic consequences of any military action and associated political instability.

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

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil.  Economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have historically triggered securities market volatility in other emerging market countries, including Brazil.  For example, the deceleration of the Chinese economy in 2015 resulted in the depreciation of the currencies of several emerging economies, including Brazil, and a drop in the stock indices of the stock exchanges of those countries, including the BM&FBOVESPA.  In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev.  Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our current controlling shareholders will be able to determine the outcome of our most significant corporate actions.

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 71.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2015.

ABI indirectly holds shares in us representing 62.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2015.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, or the Ambev Shareholders’ Agreement, and (2) ABI is jointly controlled by Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, or the Braco Group, and the founding families that were the former controlling shareholders of Interbrew N.V./S.A. (as ABI was then denominated), or the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

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

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income as presented in our unconsolidated financial statements prepared under IFRS.  The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries.  Therefore, that net income may not be available to be paid out to our shareholders in a given year.  In addition, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition.  While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.  Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.  It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev common shares (including shares underlying the Ambev ADSs).

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee such a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil.  For example, for approximately six months in 1989 and early 1990 the Brazilian government froze all dividend and capital repatriations that were owed to foreign equity investors and had their remittance abroad withheld by the Central Bank in order to conserve Brazil’s foreign currency reserves at the time.  These amounts were subsequently released in accordance with Brazilian government directives.  Similar measures could be taken by the Brazilian government in the future.

As a result, the Brazilian government may in the future restrict the conversion and remittance abroad, to ADS holders or holders of Ambev common shares residing outside Brazil, of dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev common shares (including shares underlying the Ambev ADSs).  The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors.  We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.  For further information on this matter, see “---A. Selected Financial Data---Exchange Rate Information---Exchange Controls.”

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

In addition, for so long as we remain as a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States.  Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies.  The corporate governance standards applicable to us are considerably different than the standards applied to U.S. domestic issuers.  For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer we are relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to us as a result of features of the Brazilian Corporation Law applicable to our Fiscal Council.  In addition, we are not required under the Brazilian Corporation Law to, among other things:

•

have a majority of our Board of Directors be independent (though our bylaws provide that two of our directors must be independent and, in certain circumstances pursuant to the Brazilian Corporation Law, our minority shareholders may be able to elect members to our Board of Directors);

•

have a compensation committee, a nominating committee, or corporate governance committee of the Board of Directors (though we currently have a non-permanent Operations, Finance and Compensation Committee that is responsible for evaluating our compensation policies applicable to management);

•	have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions in us); or

•	have at least one executive session of solely independent directors each year.

For further information on the main differences in corporate governance standards in the United States and Brazil, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between United States and Brazilian Corporate Governance Practices.”

Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil.  In addition, substantially all of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or those persons within the United States or other jurisdictions outside Brazil or to efficiently enforce against us or them judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain formal and procedural conditions are met (including non-violation of Brazilian national sovereignty, public policy and “good morals”), holders of our ADSs may face greater difficulties in protecting their interests in the context of legal, corporate or other disputes between them and us, our directors and/or our executive officers than would shareholders of a U.S. corporation.  In addition, a plaintiff (whether or not Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment.  The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge.  This requirement does not apply to the enforcement of foreign judgments that have been duly confirmed by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça).  Furthermore, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a court in the United States.

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

In the mid-1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including the South America, Central America and the Caribbean.

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil, and since then we have been distributing these products throughout that country. Our PepsiCo franchise agreement for Brazil expires in 2017, and thereafter, will be automatically renewed for additional ten-year terms if certain conditions set forth in that agreement are met.  In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay and the Dominican Republic.

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

Recent Acquisitions and Strategic Alliances in Latin America

On May 11, 2012, we concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., or CND, to create the leading beverage company in the Caribbean through the combination of our businesses in the region.  Our initial indirect interest in CND was acquired through a cash payment and the contribution of Ambev Dominicana.  Separately, we acquired an additional 9.3% stake in CND from Heineken N.V., when we became the owner of a total indirect interest of 51% in CND.  During 2012 and 2013, we acquired additional stakes in CND, as provided under the 2012 deal terms for our investment in that entity.  As of December 31, 2015, we owned an aggregate 55.0% indirect interest in CND.

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a controlling interest of 50% in Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Its main brands are Bucanero and Cristal.

In March 2015, one of our subsidiaries acquired Wäls Brewery, a local craft brewer in the State of Minas Gerais.  In 2014, Wäls was awarded the best dubbel for its brand ‘Wäls Dubbel’ in the World Beer Cup.

Also in March 2015, Ambev and Whirlpool created B.Blend, a joint venture to develop and commercialize the first all-in-one capsule-based beverage machine.

In July 2015, one of our subsidiaries acquired Beertech Bebidas e Comestíveis Ltda., also known as Colorado, a traditional craft brewer from the city of Ribeirão Preto, in the state of São Paulo, that uses local ingredients in its productions.

Also in July 2015, we announced a strategic alliance with The Central America Bottling Corporation, or CBC, in Peru, pursuant to which AmBev Peru will focus on its beer business in that country while CBC will be responsible for the soft drinks business in Peru.  As a result, we are no longer reporting CSD volumes in Peru.

In December 2015, one of our subsidiaries acquired the majority of the shares of Banks Holdings Company, or BHL, a publicly-traded company in the Barbados Stock Exchange focused on the production and distribution of beers and non-alcoholic beverages.  BHL produces and sells the leading beers in Barbados, including Banks and Deputy, and also soft drinks, juices and dairy products.

Recent Acquisitions in Canada

In October 2015, Labatt announced that it had purchased the Mill Street Brewery, a craft brewer based in Toronto, with a portfolio of 70 unique and innovative beers. Founded in 2002, Mill Street is an award winning craft brewery and the largest producer of certified organic beer in Canada, with key brands such as Mill Street Original Organic Lager, 100th Meridian Amber Lager, Tankhouse Ale and Cobblestone Stout. Mill Street also operates popular brewpubs in Toronto and Ottawa.

In November 2015, we entered into an agreement to acquire a range of ready-to-drink, cider and craft beer brands for the Canadian market from the Mark Anthony Group of Companies. These brand additions include recognized and innovative brands such as Palm Bay, Mike’s Hard Lemonade and Okanagan Cider, leveraging our near-beer platform by expanding our portfolio into the fast growing ready to drink and cider segments in Canada. The agreement also includes the Turning Point Brewery in British Columbia, which brews the Stanley Park family of brands. The acquired brands will be managed by our subsidiary Labatt Breweries of Canada. The transaction closed on January 20, 2016.

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

Stock Swap Merger of Old Ambev with Ambev S.A.

On July 30, 2013, the minority shareholders of Old Ambev approved a stock swap merger of Old Ambev with us, according to which each and every issued and outstanding common and preferred share of Old Ambev not held by Ambev S.A. (including in the form of ADSs) was exchanged for five newly issued common shares of Ambev S.A. (including in the form of ADSs).  As a result of the stock swap merger, Old Ambev became a wholly-owned subsidiary of Ambev S.A., which continued the same operations of Old Ambev.  The ratio adopted for the stock swap merger did not result in any ownership dilution in the equity interest held in us by our minority shareholders, including our former non-voting preferred shareholders, who were granted a separate class vote on the transaction without the interference of our controlling shareholder.

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

B.            Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates.  We produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 19 countries across the Americas.  We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business segments, as follows:

•

Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our Central America and the Caribbean, or CAC, operations, which in the past we referred to as “HILA-Ex” operations, that currently includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador and Nicaragua) and, starting in 2016, Barbados;

•	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Colombia, Peru and Ecuador; and

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2015:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2015		2014		2013
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Latin America North	29,654.9	63.5%	26,470.7	69.5%	23,767.3	67.8%
Brazil	26,326.1	56.4%	24,382.9	64.0%	22,040.8	62.8%
Beer Brazil	22,441.3	48.1%	20,468.7	53.8%	18,407.1	52.5%
CSD & NANC	3,884.8	8.3%	3,914.2	10.3%	3,633.7	10.4%
CAC	3,328.8	7.1%	2,087.8	5.5%	1,726.5	4.9%
Latin America South	11,255.6	24.1%	6,955.7	18.3%	7,051.7	20.1%
Canada	5,809.7	12.4%	4,653.4	12.2%	4,260.1	12.1%
Total	46,720.2	100.0%	38,079.8	100.0%	35,079.1	100.0%

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (’000 hl) Year Ended December 31,
	2015		2014		2013
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Latin America North	123,463.4	73.0%	125,418.3	73.0%	120,415.4	72.3%
Brazil	114,354.2	67.6%	117,508.9	68.4%	113,148.0	68.0%
Beer Brazil	85,330.9	50.5%	86,903.9	50.6%	82,973.9	49.8%
CSD & NANC	29,023.3	17.2%	30,605.0	17.8%	30,174.1	18.1%
CAC	9,109.2	5.4%	7,909.4	4.6%	7,267.4	4.4%
Latin America South	35,914.5	21.2%	36,826.4	21.4%	36,917.7	22.2%
Canada	9,700.3	5.7%	9,520.9	5.5%	9,135.2	5.5%
Total	169,078.2	100.0%	171,765.7	100.0%	166,468.3	100.0%

Business Strategy

We aim to continuously create value for our stockholders.  The main components of our strategy are:

•	our people and culture;

•	top line growth;

•	building strong brands;

•	excellence in route to market;

•	permanent cost efficiency; and

•	financial discipline.

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

Top Line Growth

We are constantly seeking sustainable growth of our net revenues.  For instance, in Brazil we have focused our efforts behind five main commercial platforms as follows:

•

Elevate the core: we believe that building strong brands that create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future.  By connecting with our consumers through relevant marketing platforms and breakthrough experiences, such as the Rio 2016 Olympic Games, we are able to drive a superior top line performance by balancing volume and price/mix growth in a sustainable way;

•

Accelerate Premium: premium volumes have been growing above mainstream in Brazil and there is a significant opportunity to accelerate this growth and to increase even further the weight of premium volumes within beer.  At Ambev, we are working towards leading this growth through our wide-ranging portfolio of domestic and international premium brands and by improving our route to market execution;

•

Near-Beer: when looking at different consumption occasions, we have identified meaningful volumes opportunities that we are not capturing today with beer.  Through deep consumer insights, we have been developing new products with a different liquid profile, focusing on these opportunities. With Skol Beats Senses and Skol Beats Spirit in Brazil or Mixxtail in LAS, malt based beverages, with a stronger alcohol content and different flavors, we seek to win a bigger share of the total alcoholic beverage space mainly in the night out occasion.  With Brahma 0.0%, we have been expanding our presence in the non-alcoholic beverage space while building a new consumption habit in Brazil.  Going forward, innovation will be key to continue to increase our total share of throat through new liquids;

•

At Home: by better understanding consumption habits in the in home occasion, we are able to capture significant volume opportunities through new liquids, new packaging or even new selling models, such as Emporiodacerveja.com.br, the biggest beer ecommerce in Brazil.  There is also significant room to enhance the beer category execution in different retail formats and regions in Brazil, including the opportunity to increase the penetration of returnable glass bottles in supermarkets, driving affordability in a profitable way; and

•

Out of Home: having a beer at a Boteco, a traditional type of bar in Brazil, continues to be a strong part of Brazilian culture and part of Brazilian consumers’ day-to-day lives.  We deliver our brands to almost one million points of sale in Brazil, mainly Botecos, through our unique distribution system, always looking for ways to improve our execution and better serve our clients.  Along with that, we are constantly seeking ways to perfect the “out-of-home” experience to consumers, through different initiatives such as with, among others: Skol Draft, which allows us to deliver the amazing choppexperience to more consumers in an affordable and profitable way; Skol Cube, an innovative cooler that keeps beer cold for one hour outside the refrigerator; Curtisom, our micro events platform, based on itinerant music stages developed for one night concerts at different bars every night; expansion of one liter returnable glass bottles; and driving affordability to consumers.

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

	2015 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2015
Latin America North	25.3%	22.3%	23.8%	28.6%	100%
Brazil	25.6%	22.1%	23.7%	28.6%	100%
Beer Brazil	25.9%	21.7%	23.9%	28.5%	100%
CSD & NANC	24.8%	23.5%	23.1%	28.6%	100%
CAC	21.8%	23.7%	25.7%	28.8%	100%
Latin America South	28.0%	21.5%	21.8%	28.7%	100%
Canada	18.9%	28.4%	28.5%	24.2%	100%
Total	25.5%	22.5%	23.6%	28.4%	100%

Description of the Markets Where We Operate

Latin America North

Brazil
The Brazilian Beer Market

In 2015, Brazil was one of the world’s largest beer markets in terms of volume, reaching 126.5 million hectoliters, according to our estimates.  Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles. The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2015 we had a 67.5% share of the Brazilian market in terms of beer sales volumes, mainly through our three major brands: Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Cervejaria Petrópolis with a 12.8% market share; Heineken, with a 9.3% market share; and Brasil Kirin with an 8.4% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 136 operations, and (2) our proprietary direct distribution system, involving more than 112 distribution centers spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy.”

Near-Beer

Some of our recent innovations have stretched beyond typical beer consumption occasions, such as Skol Beats Senses and Skol Beats Spirit, which are sweeter beverages with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer. These innovations are designed to grow the near-beer category and improve our market share of beverage categories other than beer, by addressing changing consumer trends and preferences. At the end of 2015, this new segment created by Skol Beats Senses and Skol Beats Spirit already accounted for 1.0% of our total beer volume in Brazil, while, according to our estimates, Brahma 0.0% is the leader in the Brazilian non-alcoholic beer segment and represents another 1.0% of our total beer volumes in the country.

The Brazilian CSD & NANC Markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks and ready-to-drink teas.  The CSD segment is the most significant to our business representing approximately 95% of the volumes of our CSD & NANC unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 52.1% of the market), (2) guaraná, (3) orange, and (4) lime.  Most CSDs in Brazil are sold in supermarkets in two-liter non-returnable PET bottles for in-home consumption.  The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company.  In 2015, according to our estimates, The Coca-Cola Company family of brands had a 60.7% market share in the Brazilian CSD market, while we had a 19.1% market share.  In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands”.  The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica (including Guaraná Antarctica Black, a line extension of Guaraná Antarctica launched in 2015), the leader in the “non-cola” flavor segment with a 10.4% market share in Brazil in 2015, and Pepsi Cola with a 4.6% market share in that year, in each case according to our estimates.  Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo. Our CSD portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Monster in the energy drinks market, under license from Monster Energy Company, and Fusion, a proprietary brand that became in 2015 the third largest brand in the energy drinks segment in Brazil.

Our CSD & NANC products are sold in Brazil through the same distribution system used for beer.

CAC (Central America and the Caribbean)
Central America

In Guatemala, our most important operation in Central America, the main packaging presentations are the returnable, 12 oz. and 1-liter glass bottles, and the 12 ounce and the 16 ounce cans.  Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader.  Cerveceria Centro Americana is a private company held by local investors.

In El Salvador, our main packaging presentation is the returnable one-liter glass bottle.  Our main competitor in El Salvador is Industrias La Constancia, a local subsidiary of SABMiller, which is the market leader in that country.

In Nicaragua, our main packaging presentation is the returnable one-liter glass bottle.  Our main competitor in Nicaragua is the market leader, Compañía Cervecera de Nicaragua, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In Honduras, we are currently selling imported brands as Budweiser and Bud Light.  Our main competitor in Honduras is Cerveceria Hondureña, a local subsidiary of SABMiller.

In all of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands in Central America, which are distributed through the CBC distribution system, jointly with CBC’s CSD portfolio.  According to our estimates, the total annual sales volume of these beer markets was 6.8 million hectoliters in 2015.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12 ounce can.  Our main competitor in Cuba is State Brewery.  We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 2.5 million hectoliters in 2015.

In the Dominican Republic, the annual sales volume of the beer market was 3.9 million hectoliters in 2015, according to our estimates.  The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and one-liter glass bottles, which are predominantly sold in small retail stores.  We currently lead the beer market in the Dominican Republic after our acquisition of CND, with leading portfolio brands such as Presidente, Brahma Light, President Light, Bohemia, The One, Corona, Stella Artois and Budweiser.  Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.2 million hectoliters in 2015, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL.  In 2015, these brands held an approximate 83.4% market share in Barbados, according to our estimates.  The growth in the Barbados beer market in the past three years was driven by imported and domestic value brands.  The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 5.5 million hectoliters in 2015.  The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores.  The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low price strategy.  We are currently the third player in that market.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola and Seven Up, all of which are marketed under an exclusive bottling agreement with PepsiCo.  Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

In Barbados, the annual sales volume of the CSD market was 0.3 million hectoliters in 2015, according to our estimates. Barbados Bottling Co. Ltd., a wholly owned subsidiary of BHL, is the market leader for CSD with a market share of approximately 66.7% in 2015, according to our estimates.  BHL produces and distributes Coke and its allied brands under franchise along with own proprietary brand Frutee, which is comprised of ten flavours.  BHL, through other subsidiaries, also produces and commercializes juices and dairy products in Barbados.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 314,000 points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 17.3 million hectoliters in 2015.  With a population of approximately 43 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years, but remained stagnant in 2015, reaching a per capita consumption of 40 liters in that year, the same level recorded in 2014.  Since 2000, beer has become the number one selling alcoholic beverage in Argentina in terms of hectoliters sold, according to our estimates.

In Argentina, 33.4% of our beer volumes is distributed directly by us and 66.6% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the one-liter returnable glass bottles, which accounted for 90.8% of our sales in 2015.

According to our estimates, on-premise consumption represented 20.0% of beer volumes in Argentina in 2015, and supermarkets sales represented 13.4% of beer volumes.  The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Cristal, Brahma and Stella Artois.  We are the leading beer producers in Argentina with 76.9% market share in 2015, according to our estimates.  Our main competitor in Argentina is Compañía Cervecerías Unidas S.A. which held an approximate 19.1% market share in 2015 according to our estimates.

The Argentine CSD Market

According to our estimates, in 2015 annual sales volume of the Argentine CSD market was 44.8 million hectoliters.  In Argentina, 47.0% of our CSD volume is distributed directly by us and 53.0% is distributed through exclusive third-party distributors.  Non-returnable bottles represented 85.6% of our CSD sales in that country in 2015.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi.  We had a 19.9% share of the Argentine CSD market in 2015, according to our estimates, and were second in that market only to The Coca-Cola Company.

Bolivia
The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.3 million hectoliters in 2015.  The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 1.5% of our beer volumes is directly distributed by us and 98.5% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 74.4% of our sales in 2015.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari.  We are the leading beer producer in Bolivia with a 97.5% market share in 2015, according to our estimates.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SABMiller 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2015 the annual sales volume of the Bolivian CSD market was 4.0 million hectoliters.  41.1% of our CSD volumes in Bolivia is directly distributed by us and 58.9% is distributed through exclusive third-party distributors, while 96.9% of our CSD sales in that country in 2015 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 7.5 million hectoliters in 2015.  Beer consumption in Chile has increased every year since 2009.  Our most important beer brands in Chile are Becker, Báltica and Stella Artois, where our market share has been growing in the last years.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in that country.

Colombia

According to our estimates, the annual sales volume of the Colombian beer market was 21.2 million hectoliters in 2015.  Our Latin America South business unit manages the beer businesses in Colombia out of a facility based in that country.  In Colombia, 100% of our beer volumes is distributed through third-party distributors.   Our main package presentation in Colombia is the 355-mililiter non-returnable bottle, which accounted for approximately 82 % of our sales in 2015. Our most important beer brands in Colombia are premium brands, like Corona and Budweiser, with our beer market share in that country reaching 0.5% in 2015, according to our estimates.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 2.9 million hectoliters in 2015, excluding contraband.

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

In Paraguay, 70.7% of our beer volumes is directly distributed by us and 29.3% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the can, which accounted for 53.4% of our sales in 2015.

Our most important beer brands in Paraguay are Brahma and Ouro Fino, with our market share in that country reaching 74.9% in 2015, according to our estimates.  In March 2009, we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay
The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 0.9 million hectoliters in 2015.  Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 26.6% of our beer volumes is directly distributed by us and 73.4% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the one-liter returnable glass bottle, which accounted for 83.2% of our sales in 2015.

Our most important beer brands in Uruguay are Pilsen and Patricia, with our market share reaching 95.3% in 2015, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2015 the annual sales volume of the Uruguayan CSD market was 4.0 million hectoliters.

In Uruguay, 43.1% of our CSD volume is directly distributed by us and 56.9% is distributed through exclusive third-party distributors.  Non-returnable bottles account for 85.2% of our sales in that country in 2015.  Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Ecuador

According to our estimates, our share of the Ecuadorian beer market in urban centers was approximately 4.4% in 2015.  The main packaging presentation in the Ecuadorian beer market is the returnable, 600-milliliter glass bottle, predominantly sold in small retail stores.  The market leader of the Ecuadorian beer market is SABMiller.

Our main beer brands in Ecuador are Brahma and Budweiser, and our distribution system in Ecuador is comprised of direct distribution operations in Guayaquil and Quito, and third-party distributors around the country.

Peru

According to our estimates, our share of the beer market in Peru’s capital, Lima, was approximately 4.4% in 2015.  The main packaging presentation is the returnable, 630-milliliter glass bottle, which is predominantly sold in small retail stores.  The market leader of the Peruvian beer market is SABMiller.

Our main beer brands in Peru are Brahma Löwenbräu, Corona, and Stella Artois and the distribution system used for our beer business is also used for our CSD sales, and is comprised of direct distribution operations and third-party distributors.

Canada - Labatt

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands, and exports the Kokanee beer brand to the United States.

According to our estimates, the annual sales volume in the Canadian beer market was 22.2 million hectoliters in 2015, of which Labatt, the market leader, had a volume share of 42.4%.  The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, and the 355-milliliter aluminum can, which is predominantly sold in privately owned and government owned retail stores in addition to privately owned on-trade establishments.  Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee.  Our distribution system in Canada is structured in different ways across the country, as further explained below.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with other brewers a distribution and retail company incorporated in 1927 named Brewers Retail Inc., the retail component of which carries out business as The Beer Store, or TBS.  In 2015, we finalized a new Master Framework Agreement, or MFA, with the government of the Province of Ontario that specifies TBS’s role as a retailer and distributor of beer.

Under the new MFA, TBS will continue, until 2025, to be the dominant retailer for pack sizes larger than six bottles or cans of beer.  The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, will continue to have the ability to sell beer.  Most LCBO stores are limited to selling pack sizes of six bottles or cans of beer or less.  Under the new MFA up to 450 grocery stores may also be granted a license to sell beer in pack sizes of six bottles or cans or less.

TBS ownership is now available to all qualifying Ontario-based brewers.  TBS’s new 15-member Board of Directors will be made up of the following members:  four directors nominated by Labatt;  four directors nominated by Molson Coors;  four independent directors nominated by a selection committee jointly represented by the Province of Ontario, Labatt and Molson-Coors; two directors nominated by larger brewers with TBS sales greater than 50,000 hectoliters per year; one director nominated by small Ontario-based brewers who sell less than 50,000 hectoliters per year through TBS.

TBS operates on a cost recovery model under which it charges volume-based fees for services it provides to the brewers.  The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario.  The Liquor Control Act, the Liquor License Act and the Alcohol and Gaming Regulation and Public Protection Act are administered by the Minister of Finance or the Attorney General, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

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

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev N.V./S.A. (as ABI was then denominated) and Anheuser-Busch, in February 2009 InBev N.V./S.A.’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt.  At that time, KPS Capital Partners, LP, or KPS received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so.  Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012.  During 2011 and the first quarter of 2012, KPS volumes were phased out to Molson Coors Canada as part of the production agreement signed in August 2010.  Separately, in order to ensure that we are adequately compensated, ABI also agreed to indemnify us in connection with certain events related to the perpetual license.  See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

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

CSDs are produced by mixing water, flavored concentrate and sugar or sweetener.  Water is processed to eliminate mineral salts and filtered to eliminate impurities.  Purified water is combined with processed sugar or, in the case of diet CSDs, with artificial sweeteners and concentrate.  Carbon dioxide gas is injected into the mixture to produce carbonation.  Immediately following carbonation, the mixture is packaged.  In addition to these inputs, delivery of the product to consumers requires packaging materials such as PET bottles, aluminum cans, labels and plastic closures.

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

For the rest of our needs, our most significant malt supplier is Cooperativa Agroindustrial Agraria in Brazil.  Market prices for malt are volatile, and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

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

Guaraná Berries

We have a 1,070 hectare farm that provides us with 26 tons of guaraná seeds (berries) per year, or about 9.0% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil.  The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region.  Approximately 50 thousand seedlings are donated per year.

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

Juices

Orange, lemon, lime and grape are purchased only in Brazil. Our main suppliers are Louis Dreyfus Commodities, Dohler, Citrus Juice, Citrosuco, Golden and Tecnovin.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard.  We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum prices on our production costs; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”  For other materials, we usually set a fixed price for the period in accordance with the prevailing macroeconomic conditions.

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015.  This unit now has a yearly production capacity of 212 thousand tons of glass, which represents a 114% increase from our 2015 capacity.

Our main aluminum can suppliers are Rexam and Crown. Our main glass bottles suppliers are Verallia (part of St. Gobain group), Owens-Illinois Glass Containers and Vidroporto, and part of our glass bottles needs are being produced internally at our Rio de Janeiro glass bottle facility. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased from America Tampas (former Crown-Cork) and Ravi. PET pre-forms are principally purchased from Plastipak, Lorenpet group (CPR, Centralpet, LEB and Lorenpet), Logoplaste and Amcor. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco), but part of the volume used is produced by Mecesa, Aro and Tapon Corona (Mexico). These producers also supply some of our CAC operations as well as Allucaps (Mexico), Pelliconi (USA), Tapas Antillanas (Dominican Republic) and Fadesa (Ecuador).

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

Licenses

Pepsi

We have had a long-term agreement with PepsiCo since 1997 whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up, Gatorade, H2OH!, and Lipton Ice Tea.  The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for an additional ten-year term if certain conditions set in that agreement are met. We also have agreements with PepsiCo to manufacture, bottle, sell, distribute and market some of its brands in the Dominican Republic.  Through our Latin America South operations, we are also PepsiCo’s bottler for Argentina, Uruguay and Bolivia.  In 2015, sales volumes of PepsiCo products represented approximately 31% of our total CSD & NANC sales volumes in Brazil, nearly 65% of our total CSD & NANC sales volumes in the Dominican Republic, all of our CSD & NANC sales volumes in Argentina, Bolivia and Uruguay.  In July 2015, we announced a strategic alliance with CBC in Peru, pursuant to which AmBev Peru will focus on its beer business in that country, while CBC will be responsible for the soft drinks business, including the agreement with PepsiCo to manufacture, bottle, sell, distribute and market some of its brands in some regions of Peru.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2015, the Anheuser-Busch brands sold by Labatt represented approximately 60% of Labatt’s total sales volumes.  According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

We also have a licensing agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser in Brazil.  We also have certain arrangements to sell and distribute Budweiser products in Ecuador, Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Peru, Uruguay and, starting in 2016, Chile, and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru, Guatemala, El Salvador, Panama, Nicaragua and Canada.

We also have a cross-licensing agreement with ABI through which we are allowed to produce, bottle, sell and distribute beer under the Stella Artois brand in Latin America and Canada on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma in Europe, Asia, Africa, Cuba and the United States on an exclusive basis.  Ambev has agreed not to directly or indirectly produce, bottle, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa, Cuba and the United States. As a result, in June 2005 we launched Stella Artois in Brazil and, since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada.

We also have ABI’s subsidiary, Metal Container Corp., as one of our can suppliers.

We have also a licensing agreement with Grupo Modelo, S.A.B. de C.V., a subsidiary of ABI, to import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries, including Brazil, as well as in Canada.  In addition, in April 2009, our Latin America South’s subsidiary in Paraguay, Cervecería Paraguay (Cervepar), signed a distribution agreement with ABI to distribute Budweiser in Paraguay.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2015, represented as a percentage of gross sales, was: 42.0% in Brazil; 21.3% in Canada; 20.6% in Central America; 31.6% in Ecuador; 44.4% in Peru; 41.4% in the Dominican Republic; 25.6% in Argentina; 31.5% in Bolivia; 31.5% in Chile; 16.0% in Paraguay; and 31.4% in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our CSD & NANC products in 2015, represented as a percentage of gross sales, was: 35.9% in Brazil; 13.7% in the Dominican Republic; 23.6% in Argentina; 22.7% in Bolivia; and 30.0% in Uruguay.

Changes to Brazilian Taxes on Beverages

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable amount and tax rates for (1) the IPI Excise Tax, (2) the PIS Contribution and (3) the COFINS.  Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers.  Under the system approved in 2008, higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table.  The taxable amount is calculated through the application of a rate to the consumer price established in the respective consumer price reference table.  In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels.  In April 2013, an aggregate increase of 2% was approved with respect to the rates of the IPI Excise Tax, the PIS Contribution and the COFINS on beer sales.  In addition, in 2014 the IPI Excise Tax, the PIS Contribution and the COFINS were subject to another aggregate increase of 4% in April and 2% in October with respect to beer sales.  Moreover, in January 2015 the Brazilian federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks.  The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry.  The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the IPI Excise Tax, the PIS Contribution and the COFINS are due by manufacturers and wholesalers, and shall be calculated based on the respective sales price (ad valorem).  Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).

In 2013 and 2014 the following six Brazilian states increased their rates for ICMS Value-Added Tax applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso, Bahia and the Federal District.  In addition, in 2015 the States of São Paulo, Rio de Janeiro, Rio Grande do Sul, Ceará and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks, while the state of Minas Gerais and the Federal District once again increased the rate of that tax applicable to the referred beverages.

C.          Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 71.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2015.

ABI indirectly holds shares in us representing 62.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2015. ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is jointly controlled by the Braco Group and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders —Ambev Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly.  We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units.  The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2015 based on total share capital owned.

Organizational Structure

Ambev S.A.
DAHLEN
Ambev S.A. 100.0%
RPO
Ambev S.A. 99.99%
CRBS 0.01%
EAGLE
Ambev S.A. 100.0%
IMPERIAL
Ambev S.A. 99.99%
Skol 0.01%
JALUA Spain
Eagle 99.99%
Ambev S.A. 0.01%
BRAHMACO
Eagle 99.99%
Other 0.01%
WALS
Imperial 50.0%
Tiago 25.0%
José Felipe 25.0%
Lambic SA
Ambev S.A. 87.1%
Skol 12.9%
Hohneck Arg
Ambev S.A. 50.7%
Skol 49.3%
MONTHIERS
Jalua Spain 100.0%
ASPEN
Eagle 99.99%
Skol 0.01%
Tropical Juice
WALS 99.99%
Imperial 0.01%
AmBev Centroamerica
Monthiers 50.0%
Other 50.0%
Lambic Chile
Lambic S.A. 99.99%
Others 0.01%
Hohneck Chile
Hohneck Arg 99.99%
Others 0.01%
Colorado
Imperial 95.0%
Outros 5.0%
AmBev Peru
Monthiers 99.99%
Dunvegan 0.01%
NCAQ
Lambic Chile 99.99%
Dunvegan 0.01%
DUNVEGAN
Hohneck Chile 47.7%
Hohneck Arg 52.3%
LIZAR
Ambev S.A. 99.99%
Arosuco 0.01%
AmBev Equador
Monthiers 99.99%
Jalua 0.01%
AROSUCO
Ambev S.A. 99.7%
Eagle 0.3%
Ambev Lux S a r L
Ambev S.A. 89.8%
Skol 10.2%
AMPAR
Ambev Luxen 100.0%
TENEDORA CND
Ambev S.A 55.2%
ELJ 44.8%
UBL
Monthiers 100.0%
SKOL
Arosuco 30.6%
Ambev S.A. 69.4%
Labatt Brewing
Ambev Luxen 100.0%
CND
Tenedora CND 99.7%
Other 0.3%
CRBS
Ambev S.A. 71.9%
Arosuco 27.7%
Skol 0.3%
Other 0.1%
CYMPAY
Monthiers 99.9%
Outros 0.1%
Canada region subsidiaries
PAMPA
Ambev S.A. 60.0%
Monthiers 40.0%
Linthal ROU
Ambev Luxen 100.0%
KGC
CRBS 100.0%
MUSA
Mat. Pampa 100.0%
LAS region subsidiaries
BBC
KGC 100.0%
Legenda
Brazilian Companies
Offshore Companies
Cerbuco
Ambev Luxen 100.00%
C&P
KGC 100.0%
Bucanero
Cerbuco 50.0%
Coralsa 50.0%
LA SABANA
Cerveceria 100.0%
CERVECERIA
KGC 100.0%

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2015, our aggregate beer and CSD production capacity was 269.9 million hectoliters per year.  Our total annual beer production capacity was 192.4 million hectoliters as of that date.  Our total CSD production capacity was 77.5 million hectoliters at December 31, 2015.  In 2015, the total production at the facilities set forth below was equal to 124.0 million hectoliters of beer and 42.0 million hectoliters of CSD.

The following is a list of our principal production facilities as of December 31, 2015:

Latin America North
Plant		Type of Plant
Brazil
Agudos, São Paulo		Beer
Equatorial, Maranhão		Beer
Jacareí, São Paulo		Beer
Lages, Santa Catarina		Beer

Latin America North
Plant		Type of Plant
Brazil
Natal, Rio Grande do Norte		Beer
Guarulhos, São Paulo		Beer
Sete Lagoas, Minas Gerais		Beer
Uberlândia, Minas Gerais		Beer
Petrópolis, Rio de Janeiro		Beer
Ponta Grossa, Paraná		Beer
Wals/Belo Horizonte, Minas Gerais		Beer
Colorado/Ribeirão Preto, São Paulo		Beer
Águas Claras, Sergipe		Mixed
Aquiraz, Ceará		Mixed
Camaçari, Bahia		Mixed
Cebrasa, Goiás		Mixed
Cuiabá, Mato Grosso		Mixed
Jaguariéna, São Paulo		Mixed
João Pessoa, Paraiba		Beer
Itapissuma, Pernambuco		Mixed
Nova Rio, Rio de Janeiro		Mixed
Manaus, Amazonas		Mixed
Minas, Minas Gerais		Mixed
Teresina, Piauí		Mixed
Águas Claras do Sul, Rio Grande do Sul		Mixed
Piraí, Rio de Janeiro		Mixed
Curitibana, Paraná		Soft drinks
Contagem, Minas Gerais		Soft drinks
Jundiaí, São Paulo		Soft drinks
Sapucaia, Rio Grande do Sul		Soft drinks
São Paulo, São Paulo		Labels
Manaus, Amazonas		Crown Cap
Campo Grande, Rio de Janeiro		Glass Bottle
Manaus, Amazonas		Concentrate
Maltaria Navegantes, Rio Grande do Sul		Malt
Maltaria Passo Fundo, Rio Grande do Sul		Malt
CAC
Ambev Centroamerica, Guatemala		Beer
Santo Domingo, Dominican Republic		Beer
Hato Nuevo, Dominican Republic		Soft drinks
Saint Vincent		Mixed
Dominica		Mixed
Cuba		Beer

Latin America South
Plant	Type of Plant
Huachipa, Peru	Beer
Guyaquil, Ecuador	Beer
Cympay, Uruguay	Malt
Musa, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Cochabamba, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Colombia	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina(1)	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans

(1) This malting facility has been leased

Canada

Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer
Mill Street	Beer
Turning Point	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2015, 2014 and 2013 and for the three years ended December 31, 2015 in reais and in accordance with IFRS as issued by the IASB.

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

Pension and other Post-Retirement Benefits

Post-employment benefits include pension benefits, dental and health care.  We manage defined benefit and defined contribution plans for employees of our companies located in Brazil and in our subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada.  Usually, pension plans are funded by payments made both by us and our employees, taking into account the recommendations of independent actuaries.  We maintain funded and unfunded plans.

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

Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of when; (1) the settlements or curtailments occur, or (2) we recognize related restructuring or termination costs, unless those changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

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

Share-Based Payments

We have different share grant and share option programs that allow management and other members appointed by the Board of Directors to acquire shares of the Company. The fair value of the share options is estimated at grant date, using an option pricing model that is most appropriate for the respective option.  Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity.  When the options are exercised, equity is increased by the amount of the proceeds received.

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

Total provisions including contingencies, restructuring and other provisions related to such matters, recorded on our balance sheet as of December 31, 2015, 2014 and 2013 totaled R$622.6 million, R$682.4 million and R$576.7 million, respectively.  For further details, see note 26 to our audited consolidated financial statements.

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

Net Investment Hedge Accounting

When a derivative financial instrument hedges the net investment in a foreign operations, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (translation reserve), while any gains or losses relating to the ineffective portion are recognized in the income statement.

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

Should these instruments be settled only on their respective maturity dates, any effect between the market value and estimated yield curve of the instruments would be totally eliminated.  Had we adopted the same criteria to recognize our financial liabilities at market value, we would have recorded an additional loss, before income taxes, of R$5.5 million on December 31, 2015 (as compared to a loss of R$12.5 million on December 31, 2014, and R$11.6 million on December 31, 2013), as follows:

Financial Liabilities	Book Value	Market Value	Difference
	(in R$ million)
International financing (other currencies)	1,253.0	1,253.0	0.0
BNDES/FINEP/EGF	1,757.2	1,757.2	0.0
2017 notes	275.5	281.0	(5.5)
Tax incentives	182.0	182.0	0.0
2021 debentures	98.9	98.9	0.0
Financial Leasing	32.9	32.9	0.0
Trade and other payables	13,779.6	13,779.6	0.0
Total	17,379.1	17,384.6	(5.5)

Exceptional Items

Exceptional items are those that in management’s judgment need to be disclosed separately by virtue of their size or incidence.  In determining whether an event or transaction is exceptional, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss.  These items are disclosed in the income statement or separately disclosed in the notes to the financial statements.  Transactions that may give rise to exceptional items are principally restructuring activities, acquisition of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

Taxes

Income Taxes

Income taxes in Brazil are comprised of federal income tax and social contribution on profits (which is an additional federal income tax).  Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2015, 2014 and 2013 was 31.6%, 32.0% and 33.0%, respectively.  For the years ended December 31, 2015, 2014 and 2013, our IFRS effective tax rate was 22.0%, 14.0% and 17.9%, respectively.

The major reasons for the differences between the effective tax rates and the nominal statutory rates have been: (1) benefits arising from tax-deductible payments of interest on shareholders’ equity without an interest charge in pre-tax income, (2) tax saving from goodwill amortization and (3) higher tax incentives.

Tax Losses Available for Offset

Part of the tax benefit corresponding to the tax losses carry forward of some subsidiaries located abroad was not recorded as an asset, as management cannot determine whether realization is probable.  The tax loss carry forward related to these unrecognized deferred tax assets were equivalent to R$4.1 billion on December 31, 2015, with an average expiration period of five years.

Tax losses and negative bases of social contribution in Brazil have no expiration date.  However, the annual offset is limited to 30% of pre-tax income.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North,which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our CAC operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador and Nicaragua).

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador, Peru and, starting in 2015, Colombia.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2015	2014	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	169,078.2	171,765.7	(1.6)%
Net sales	46,720.2	38,079.8	22.7%
Net revenue per hectoliter—R$/hl	276.3	221.7	24.6%
Cost of sales	(16,061.4)	(12,814.6)	25.3%
Gross profit	30,658.8	25,265.2	21.3%
Gross margin (%)	65.6%	66.3%	-
Sales, marketing and distribution expenses	(11,177.9)	(9,158.8)	22.0%
Administrative expenses	(2,281.3)	(1,820.0)	25.3%
Other operating income/(expenses)	1,936.1	1,629.2	18.8%
Exceptional items	(357.2)	(89.0)	301.3%
Income from operations	18,778.5	15,826.6	18.7%
Operating margin (%)	40.2%	41.6%	-
Net income	12,879.2	12,362.0	4.2%
Net margin (%)	27.6%	32.5%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015	2014
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(34.4)	(33.7)
Gross profit	65.6	66.3
Sales, marketing and distribution expenses	(23.9)	(24.1)
Administrative expenses	(4.9)	(4.8)
Other operating income/(expenses)	4.1	4.3
Exceptional items	(0.8)	(0.2)
Income from operations	40.2	41.6

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
	2015					2014
	Brazil(1)	CAC(1)	LAS	Canada	Total	Brazil(1)	CAC(1)	LAS	Canada	Total
	(in R$ million)
Net sales	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8
Cost of sales	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)
Gross profit	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2
Sales, marketing, distribution and administrative expenses	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)	(7,055.9)	(596.9)	(1,676.4)	(1,649.5)	(10,978.7)
Other operating income/ (expenses)	1,871.6	(0.1)	60.4	4.2	1,936.1	1,623.9	(3.0)	11.6	(3.3)	1,629.2
Exceptional items	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)
Income from operations	11,906.4	851.4	4,198.9	1,821.8	18,778.5	11,106.1	475.0	2,654.8	1,590.8	15,826.6

(1)   The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales increased by 22.7% in 2015, to R$46,720.2 million from R$38,079.8 million in 2014, as shown in the tables set forth below:

	Net Sales Year Ended December 31,
	2015		2014		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	29,654.9	63.5%	26,470.7	69.5%	12.0%
Brazil	26,326.1	56.4%	24,382.9	64.0%	8.0%
Beer Brazil	22,441.3	48.1%	20,468.7	53.8%	9.6%
CSD & NANC	3,884.8	8.3%	3,914.2	10.3%	(0.8)%
CAC	3,328.8	7.1%	2,087.8	5.5%	59.4%
Latin America South	11,255.6	24.1%	6,955.7	18.3%	61.8%
Canada	5,809.7	12.4%	4,653.4	12.2%	24.8%
Total	46,720.2	100.0%	38,079.8	100.0%	22.7%

	Sales Volumes Year Ended December 31,
	2015		2014		% Change
	Volume	% of Total	Volume	% of Total
	(in thousand of hectoliters, except percentages)
Latin America North	123,463.4	73.0%	125,418.3	73.0%	(1.6)%
Brazil	114,354.2	67.6%	117,508.9	68.4%	(2.7)%
Beer Brazil	85,330.9	50.5%	86,903.9	50.6%	(1.8)%
CSD & NANC	29,023.3	17.2%	30,605.0	17.8%	(5.2)%
CAC	9,109.2	5.4%	7,909.4	4.6%	15.2%
Latin America South	35,914.5	21.2%	36,826.4	21.4%	(2.5)%
Canada	9,700.3	5.7%	9,520.9	5.5%	1.9%
Total	169,078.2	100.0%	171,765.7	100.0%	(1.6)%

	Net Revenue per Hectoliter Year Ended December 31,
	2015	2014	% Change
	(in R$, except percentages)
Latin America North	240.2	211.1	13.8%
Brazil	230.2	207.5	10.9%
Beer Brazil	263.0	235.5	11.7%
CSD & NANC	133.9	127.9	4.7%
CAC	365.4	263.9	38.5%
Latin America South	313.4	188.9	65.9%
Canada	598.9	488.8	22.5%
Total	276.3	221.7	24.6%
Latin America North Operations
Brazilian Operations

Total net sales from our Brazilian operations increased by 8.0% in 2015, to R$26,326.1 million from R$24,382.9 million in 2014.

Our net sales of beer in Brazil increased by 9.6% in 2015, to R$22,441.3 million from R$20,468.7 million in 2014 mainly as a consequence of a 11.7% increase in net revenue per hectoliter in 2015, reaching R$263.0 in that year, more than offsetting a 1.8% volume decline. The increase in net revenue per hectoliter in 2015 resulted mainly from (1) our revenue management initiatives, (2) the increased weight of direct distribution of beer sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements, and (3) increased participation of premium brands in the mix of products sold.

Our net sales of CSD & NANC in Brazil decreased by 0.8% in 2015, to R$3,884.8 million from R$3,914.2 million in 2014, mainly due to declining sales volume.  Volumes were down 5.2% in 2015, with market share gains partially offsetting a high single digit industry decline.  Net revenues per hectoliter for our Brazilian CSD & NANC business was up by 4.7% in 2015, reaching R$133.9 in that year, mainly as a result of (1) our revenue management initiatives and (2) the increased direct distribution of CSD & NANC sold in Brazil, which provides us with more revenue per hectoliter on a constant package mix when compared to third-party distribution arrangements, partially offset by a negative impact from price mix throughout the year.

CAC Operations

Net sales from our CAC operations increased by 59.4% in 2015, to R$3,328.8 million from R$2,087.8 million in 2014.  The main reason for this increase was 15.2% volume increase, benefiting from a double digits volume growth in all of the main countries we operate in the region, coupled with a net revenue per hectoliter growth of 38.5% in 2015, reaching R$365.4 in that year, driven mainly by (1) revenue management initiatives and (2) a positive impact from currency translation.

Latin America South Operations

Net sales from our Latin America South operations increased by 61.8% in 2015, to R$11,255.6 million from R$6,955.7 million in 2014 mainly due to a 65.9% increase in net revenue per hectoliter, reaching R$313.4 in the year, driven by (1) our revenue management initiatives in the region, (2) the increased participation of premium brands in the mix of products sold, and (3) a positive impact from currency translation.  In 2015, LAS total volumes were down 2.5% mainly driven by our alliance with CBC in Peru announced in July 2015, pursuant to which we are no longer reporting CSD volumes in Peru, partially offset by a volume increase in the beer segment in the region.

Canada Operations

Net sales from our Canadian operations increased by 24.8% in 2015, to R$5,809.7 million from R$4,653.4 million in 2014.  This result was mainly due to our solid revenue management initiatives, also benefiting from the increased participation of premium brands in the mix of products sold, a positive impact from currency translation and the 1.9% volume growth, which was driven by favorable weather and market share gains.

Cost of Sales

Cost of sales increased by 25.3% in 2015, to R$16,061.4 million from R$12,814.6 million in 2014.  As a percentage of our net sales, total cost of sales increased to 34.4% in 2015 from 33.7% in 2014.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2015	2014	% Change
	(in R$, except percentages)
Latin America North	80.4	70.2	14.4%
Brazil	73.1	66.7	9.6%
Beer Brazil	79.2	70.9	11.7%
CSD & NANC	55.2	54.6	1.0%
CAC	171.6	123.2	39.3%
Latin America South	119.9	70.8	69.4%
Canada	189.0	147.0	28.5%
Total	95.0	74.6	27.3%
Latin America North Operations
Brazilian Operations

Total cost of sales for our Brazilian operations increased by 6.7% in 2015, to R$8,358.3 million from R$7,833.2 million in 2014.  On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 9.6% in 2015, to R$73.1 from R$66.7 in 2014.

Cost of sales for our Brazilian beer operations increased by 9.7% in 2015, to R$6,757.6 million from R$6,162.4 million in 2014.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 11.7% in 2015, to R$79.2 from R$70.9 in 2014, mainly driven by (1) higher depreciation, as a result of increased investments in property, plant and equipment, (2) unfavorable foreign exchange transactional impacts, (3) higher inflation in Brazil, and (4) product mix, mainly driven by the increased weight of premium products in beer, all of which were partially offset by procurement savings and our currency and commodities hedges.

Cost of sales for our Brazilian CSD & NANC segment decreased 4.2% in 2015, to R$1,600.7 million from R$1,670.8 million in 2014, also impacted by volumes decrease.  The cost of sales per hectoliter increased 1.0% in 2015, totaling R$55.2 from R$54.6 in 2014, impacted by (1) higher depreciation, as a result of increased investments in property, plant and equipment, (2) unfavorable foreign exchange transactional impacts, and (3) higher inflation in Brazil, which were almost fully offset by procurement savings and our currency and commodities hedges.

CAC Operations

Cost of sales for our CAC operations increased 60.4% in 2015, to R$1,563.0 million from R$974.3 million in 2014.  On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 39.3% in 2015, to R$171.6 from R$123.2 in 2014 mainly due to currency translation, along with inflation of certain raw materials and packaging costs.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 65.2% in 2015, to R$4,306.8 million from R$2,607.3 million in 2014.  On a per hectoliter basis, cost of sales for our Latin America South operations increased by 69.4% in 2015, to R$119.9 from R$70.8 in 2014, mainly driven by currency translation, higher inflation in Argentina and unfavorable foreign exchange transactional impacts, all of which were partially offset by the benefit from our currency and commodities hedges.

Canada Operations

Cost of sales for our Canadian operations increased by 31.0% in 2015, to R$1,833.3 million from R$1,399.8 million in 2014.  Cost of goods sold per hectoliter increased 28.5% in 2015, to R$189.0 from R$147.0 in 2014, mainly explained by currency translation, the incremental costs from distributing Corona and other imported Modelo brands and unfavorable foreign exchange transactional impacts, which were partially offset by currency and commodities hedges.

Gross Profit

As a result of the foregoing, gross profit increased by 21.3% in 2015, to R$30,658.8 million from R$25,265.2 million in 2014.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2015			2014
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	19,733.6	64.4%	66.5%	17,663.2	69.9%	66.7%
Brazil	17,967.8	58.6%	68.3%	16,549.7	65.5%	67.9%
Beer Brazil	15,683.7	51.2%	69.9%	14,306.3	56.6%	69.9%
CSD & NANC	2,284.1	7.4%	58.8%	2,243.4	8.9%	57.3%
CAC	1,765.8	5.8%	53.0%	1,113.5	4.4%	53.3%
Latin America South	6,948.8	22.6%	61.7%	4,348.4	17.2%	62.5%
Canada	3,976.4	13.0%	68.4%	3,253.6	12.9%	69.9%
Total	30,658.8	100.0%	65.6%	25,265.2	100.0%	66.3%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 22.6% in 2015, to R$13,459.2 million from R$10,978.7 million in 2014.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 8.7% in 2015, to R$7,667.5 million from R$7,055.9 million in 2014.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased 9.1% in 2015, to R$6,786.8 million from R$6,221.8 million in 2014.  The principal drivers for the increase in these expenses for our Brazilian beer operations were (1) high single digits increase in logistics costs, mainly driven by inflation and the increased weight of direct distribution, (2) an increase in administrative costs in line with increased inflation in Brazil in 2015, (3) mid-single digit increase in sales and marketing expenses, as we continued to invest behind our brands but benefited from efficiency gains and an easy comparable base given the investments made during the 2014 FIFA World Cup, and (4) higher depreciation, as a result of higher investments in property, plant and equipment.

Sales, marketing, distribution and administrative expenses for the CSD & NANC segment in Brazil increased by 5.6% in 2015, to R$880.7 million from R$834.1 million in 2014, mainly as a result of higher distribution costs, higher inflation in Brazil in 2015 and higher depreciation, as a result of higher investments in property, plant and equipment.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 51.8% in 2015, to R$905.9 million from R$596.9 million in 2014, mainly as a result of currency translation effect and higher depreciation.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 65.3% in 2015, to R$2,770.4 million from R$1,676.4 million in 2014, primarily driven by negative currency translation effect and higher transportation and labor costs, caused mainly by heightened inflation in Argentina.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 28.2% in 2015, to R$2,115.4 million from R$1,649.5 million in 2014, as a result of a negative currency translation effect, higher sales and marketing and administrative expenses, along with higher inflation in Canada.

Other Operating Income (Expense)

Other net operating income increased by 18.8% in 2015, to R$1,936.1 million from R$1,629.2 million in 2014, mainly explained by a growth of government grants related to state long-term ICMS Value-Added Tax incentives in Brazil.

Exceptional Items

Exceptional items amounted to a R$357.2 million expense in 2015, representing a 301.3% increase from the R$89.0 million expense recorded in 2014.  Such increase is explained mainly by an administrative expense recorded in the second quarter of 2015 related to the agreement reached between Ambev and the CADE, the Brazilian antitrust authority, to definitively settle the lawsuit associated with the “Tô Contigo” program.

Income from Operations

As a result of the foregoing, income from operations increased by 18.7% in 2015, to R$18,778.5 million from R$15,826.6 million in 2014.

Net Finance Cost

Our net financial cost increased by 53.7% in 2015, to R$2,268.2 million from R$1,475.4 million in 2014.  This result is mainly explained by (1) higher net interest expenses, of which approximately R$600 million relates to a non-cash expense in connection with the put option associated with our investment in CND, and (2) higher losses on derivative instruments mainly driven by the carry cost of our currency hedges, primarily linked to our cost of goods sold exposure in Brazil and Argentina, partly offset by carry gains from our foreign cash position hedged to reais.

Our total year-end indebtedness increased by R$976.8 million in 2015, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$3,496.7 million in that year, reflecting our strong cash generation in 2015.

Income Tax Expense

Our consolidated income tax and social contribution on profits increased by 81.1% in 2015, to R$3,634.2 million from R$2,006.6 million in 2014.  The effective tax rate in 2015 was 22.0%, compared to 14.0% in the previous year.  Such increase in our effective tax rate in 2015 was primarily due to (1) higher non-taxable net financial and other income mainly due to the real devaluation, (2) a non-deductible expense reported in the second quarter of 2015 related to the R$229.1 million agreement reached between Ambev and the CADE, the Brazilian antitrust authority, to definitively settle the lawsuit associated to the “Tô Contigo” program, (3) higher foreign taxable income in Brazil due to the real devaluation and, mainly, the new Brazilian legislation on taxation of foreign profits, (4) slightly lower positive impact from interest on shareholders’ equity accrual when compared to 2014, and (5) a R$615.8 million negative other tax adjustment due to (i) R$350.0 million one-time impact from intercompany loans, as a result of taxable profits generated through these transactions in certain affiliates, which were not offset by equivalent deductible losses due to the lack of sufficient taxable profits in the corresponding affiliates, coupled with (ii) higher withholding tax provision due to currency variation associated with unremitted earnings from international subsidiaries, given the significant devaluation of the real against the currencies of the countries in which these subsidiaries are based.

Net Income

As a result of the foregoing, net income increased by 4.2% in 2015, to R$12,879.2 million from R$12,362.0 million in 2014, mainly driven by a higher operational results partially offset by higher net financial costs and a lower effective tax rate in 2015.

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

In the periods discussed below, we conducted our operations through three business segments as follows:

•

Latin America North,which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our CAC operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Guatemala (which also serves El Salvador and Nicaragua) and, starting in 2014, Cuba.

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador and Peru.

•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2014	2013	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	171,765.7	166,468.3	3.2%
Net sales	38,079.8	35,079.1	8.6%
Net revenue per hectoliter—R$/hl	221.7	210.7	5.2%
Cost of sales	(12,814.6)	(11,572.5)	10.7%
Gross profit	25,265.2	23,506.6	7.5%
Gross margin (%)	66.3%	67.0%	-
Sales, marketing and distribution expenses	(9,158.8)	(8,059.9)	13.6%
Administrative expenses	(1,820.0)	(1,748.3)	4.1%
Other operating income/(expenses)	1,629.2	1,761.6	(7.5)%
Exceptional items	(89.0)	(29.2)	204.8%
Income from operations	15,826.6	15,430.8	2.6%
Operating margin (%)	41.6%	44.0%	-
Net income	12,362.0	11,399.4	8.4%
Net margin (%)	32.5%	32.5%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014	2013
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(33.7)	(33.0)
Gross profit	66.3	67.0
Sales, marketing and distribution expenses	(24.1)	(23.0)
Administrative expenses	(4.8)	(5.0)
Other operating income/(expenses)	4.3	5.0
Exceptional items	(0.2)	(0.1)
Income from operations	41.6	44.0

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2014 and 2013:

	Year Ended December 31,
	2014					2013
	Brazil(1)	CAC(1)	LAS	Canada	Total	Brazil(1)	CAC(1)	LAS	Canada	Total
	(in R$ million)
Net sales	24,382.9	2,087.8	6,955.7	4,653.4	38,079.8	22,040.8	1,726.5	7,051.7	4,260.1	35,079.1
Cost of sales	(7,833.2)	(974.3)	(2,607.3)	(1,399.8)	(12,814.6)	(6,911.8)	(815.4)	(2,605.1)	(1,240.2)	(11,572.5)
Gross profit	16,549.7	1,113.5	4,348.4	3,253.6	25,265.2	15,128.9	911.1	4,446.6	3,019.9	23,506.6
Sales, marketing, distribution and administrative expenses	(7,055.9)	(596.9)	(1,676.4)	(1,649.5)	(10,978.7)	(6,205.4)	(520.1)	(1,671.7)	(1,411.0)	(9,808.2)
Other operating income/ (expenses)	1,623.9	(3.0)	11.6	(3.3)	1,629.2	1,775.4	(7.4)	(12.3)	5.9	1,761.6
Exceptional items	(11.6)	(38.6)	(28.8)	(10.0)	(89.0)	(6.3)	(6.4)	(9.9)	(6.6)	(29.2)
Income from operations	11,106.1	475.0	2,654.8	1,590.8	15,826.6	10,692.7	377.2	2,752.7	1,608.2	15,430.8

(1)   The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales increased by 8.6% in 2014, to R$38,079.8 million from R$35,079.1 million in 2013, as shown in the tables set forth below:

	Net Sales Year Ended December 31,
	2014		2013		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	26,470.7	69.5%	23,767.3	67.8%	11.4%
Brazil	24,382.9	64.0%	22,040.8	62.8%	10.6%
Beer Brazil	20,468.7	53.8%	18,407.1	52.5%	11.2%
CSD & NANC	3,914.2	10.3%	3,633.7	10.4%	7.7%
CAC	2,087.8	5.5%	1,726.5	4.9%	20.9%
Latin America South	6,955.7	18.3%	7,051.7	20.1%	(1.4)%
Canada	4,653.4	12.2%	4,260.1	12.1%	9.2%
Total	38,079.8	100.0%	35,079.1	100.0%	8.6%

	Sales Volumes Year Ended December 31,
	2014		2013		% Change
	Volume	% of Total	Volume	% of Total
	(in thousand of hectoliters, except percentages)
Latin America North	125,418.3	73.0%	120,415.4	72.3%	4.2%
Brazil	117,508.9	68.4%	113,148.0	68.0%	3.9%
Beer Brazil	86,903.9	50.6%	82,973.9	49.8%	4.7%
CSD & NANC	30,605.0	17.8%	30,174.1	18.1%	1.4%
CAC	7,909.4	4.6%	7,267.4	4.4%	8.8%
Latin America South	36,826.4	21.4%	36,917.7	22.2%	(0.2)%
Canada	9,520.9	5.5%	9,135.2	5.5%	4.2%
Total	171,765.7	100.0%	166,468.3	100.0%	3.2%

	Net Revenue per Hectoliter Year Ended December 31,
	2014	2013	% Change
	(in R$, except percentages)
Latin America North	211.1	197.4	6.9%
Brazil	207.5	194.8	6.5%
Beer Brazil	235.5	221.8	6.2%
CSD & NANC	127.9	120.4	6.2%
CAC	264.0	237.6	11.1%
Latin America South	188.9	191.0	(1.1)%
Canada	488.8	466.3	4.8%
Total	221.7	210.7	5.2%
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

CAC Operations

Net sales from our CAC operations increased by 20.9% in 2014, to R$2,087.8 million from R$1,726.5 million in 2013.  The main reason for this increase was a strong volume growth of our brands in the region (+8.8%) coupled with a net revenue per hectoliter growth of 11.1%, driven by revenue management initiatives and a positive impact from currency translation, reaching R$264.0 in 2014.

Latin America South Operations

Net sales from our Latin America South operations decreased by 1.4% in 2014, to R$6,955.7 million from R$7,051.7 million in 2013, due to a (1) 0.2% volume decline, (2) a 1.1% decrease in net revenue per hectoliter and (3) a negative impact from currency translation given the devaluation of the Argentinean peso relative to the real in 2014.

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

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2014	2013	% Change
	(in R$, except percentages)
Latin America North	70.2	64.2	9.4%
Brazil	66.7	61.1	9.1%
Beer Brazil	70.9	64.2	10.5%
CSD & NANC	54.6	52.6	3.7%
CAC	123.2	112.2	9.8%
Latin America South	70.8	70.6	0.3%
Canada	147.0	135.8	8.3%
Total	74.6	69.5	7.3%
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

CAC Operations

Cost of sales for our CAC operations increased 19.5% in 2014, to R$974.3 million from R$815.4 million in 2013. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 9.8% in 2014, to R$123.2 from R$112.2 in 2013 due to inflation of certain raw materials and packaging costs, which were also impacted by unfavorable foreign exchange transactional impacts.

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

Canada Operations

Cost of sales for our Canadian operations increased by 12.9% in 2014, to R$1,399.8 million from R$1,240.2 million in 2013. Cost of goods sold per hectoliter increased 8.3% in the year to R$147.0 from R$135.8 in 2013, mainly explained by the incremental costs from distributing Corona and other imported Modelo brands. Currency translation and unfavorable currency hedges also contributed to an increase of costs; nonetheless, such costs were partially offset by lower pricing of commodities hedges.

Gross Profit

As a result of the foregoing, gross profit increased by 7.5% in 2014, to R$25,265.2 million from R$23,506.6 million in 2013.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2014			2013
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	17,663.2	69.9%	66.7%	16,040.1	68.2%	67.5%
Brazil	16,549.7	65.5%	67.9%	15,128.9	64.4%	68.6%
Beer Brazil	14,306.3	56.6%	69.9%	13,083.3	55.7%	71.1%
CSD & NANC	2,243.4	8.9%	57.3%	2,045.6	8.7%	56.3%
CAC	1,113.5	4.4%	53.3%	911.1	3.9%	52.8%
Latin America South	4,348.4	17.2%	62.5%	4,446.6	18.9%	63.1%
Canada	3,253.6	12.9%	69.9%	3,019.9	12.8%	70.9%
Total	25,265.2	100.0%	66.3%	23,506.6	100.0%	67.0%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 11.9% in 2014, to R$10,978.7 million from R$9,808.2 million in 2013.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 13.7% in 2014, to R$7,055.9 million from R$6,205.4 million in 2013.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased 15.0% in 2014, to R$6,221.8 million from R$5,408.3 million in 2013.  The principal drivers for the increase in these expenses for our Brazilian beer operations were higher sales and marketing expenses, related mainly to the 2014 FIFA World Cup held in Brazil, higher distribution costs due to increased direct distribution of beer sold in Brazil and higher depreciation, as a result of higher investments in property, plant and equipment.

Sales, marketing, distribution and administrative expenses for the CSD & NANC segment in Brazil increased by 4.7% in 2014, to R$834.1 million from R$797.1 million in 2013, mainly as a result of higher distribution costs and higher depreciation, as a result of higher investments  in property, plant and equipment.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 14.7% in 2014, to R$596.9 million from R$520.3 million in 2013, mainly as a result of currency translation effect and higher sales and marketing expenses, which were driven by investments to support the strong volume growth of our brands in the region. This increase was partially offset by lower administrative expenses, as we continued to capture synergies in the Dominican Republic.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 0.3% in 2014, to R$1,676.4 million from R$1,671.7 million in 2013, primarily driven by higher transportation and labor costs, caused mainly by heightened inflation in Argentina, which was partially offset by the translation impact of currency devaluation in Argentina.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 16.9% in 2014, to R$1,649.5 million from R$1,411.0 million in 2013, as a result of higher distribution and sales and marketing expenses partially offset by lower administrative expenses, which were also impacted by a negative currency translation.

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

B.            Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2015 and 2014.  Our primary sources of liquidity have historically been cash flows from operating activities and borrowings.  Our material cash requirements have included the following:

•	debt service;

•	capital expenditures;

•	payments of dividends and interest on shareholders’ equity;

•	increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•	investments in companies participating in the brewing, CSD & NANC and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2015 and 2014 were R$13,835.3 million and R$10,435.1 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities increased by 48.3% in 2015, to R$23,580.8 million from R$15,895.7 million in 2014, mainly as a result of a stronger operating and financial performance and a significant improvement in working capital during all four quarters of 2015.

Working capital improved by R$3,535.2 million in 2015 mainly as a result of R$3,505.9 million increase in provisions, trade and other payables, which was mainly driven by further improvement in our payment terms and currency translation from trade payables and other liabilities in our foreign operations.

Investing Activities

Cash flows used in our investing activities increased by 25.8% in 2015, to R$5,997.0 million from R$4,768.0 million in 2014, mainly explained by acquisition of subsidiaries, the higher level of capital expenditures in property, plant and equipment and intangible assets.

Financing Activities

Cash flows related to our financing activities increased by 16.6% in 2015, to a R$15,327.9 million cash outflow from a R$13,143.8 million cash outflow in 2014, mainly driven by repayment of borrowings, cash net finance costs other than interests and repurchase of shares during 2015, partially offset by proceeds from borrowings.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2015
Debt Instrument	2016	2017	2018	2019	2020	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
International Debt:
Other Latin America Currency Fixed Rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US$ Fixed Rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
US$ Floating Rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
Reais Debt - ICMS Fixed Rate:
Notional Amount	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.4%	4.6%	4.7%	4.6%
Reais Debt - Fixed Rate:
Notional Amount	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total Debt	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations.  Although seasonal factors affect the business, they have little effect on our borrowing requirements.  We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2017 notes and 2021 debentures; and (2) Currency Basket, or the UMBNDES, and Taxa de Juros de Longo Prazo (Long-Term Interest Rate), or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or the BNDES.  For further information, see note 22 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2015 and 2014:

	Net Cash Consolidated Position
	As of December 31,
	2015			2014
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(594.0)	(688.6)	(1,282.6)	(572.3)	(415.8)	(988.1)
Long-term debt	(1,560.7)	(756.2)	(2,316.9)	(1,422.5)	(212.1)	(1,634.6)
Total	(2,154.7)	(1,444.8)	(3,599.5)	(1,994.8)	(627.9)	(2,622.6)
Cash and cash equivalents (net of bank overdrafts)			13,617.6			9,623.0
Investment securites			215.1			713.0
Net cash position			10,233.2			7,713.3

(1)   LC refers to our local currency indebtedness.

(2)   FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2015, our short-term debt totaled R$1,282.6 million, 53.7% of which was denominated in foreign currencies.  As of December 31, 2014, our short-term debt totaled R$988.1 million, 42.1% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2015, our long-term debt, excluding the current portion of long-term debt, totaled R$2,316.9 million, of which R$1,560.7 million was denominated in local currency.  As of December 31, 2014, our long-term debt, excluding the current portion of long-term debt, totaled R$1,634.6 million, of which R$1,422.5 was denominated in reais.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2015
Long-term Debt Maturity in:	(in R$ million)
2017	(1,372.3)
2018	(316.4)
2019 and Later	(628.2)
Total	(2,316.9)

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

On July 24, 2007, AmBev International Fund Ltd., or Ambev International, issued R$300 million in notes with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, or the 2017 notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev.  The 2017 notes are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by Ambev.  The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The 2017 notes are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date.  Interest is paid semiannually in arrears, starting January 24, 2008.  The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries.  In February 2009, we completed a SEC-registered exchange offer for these notes.   We may from time to time seek to retire or repurchase our outstanding debt, including our 2017 notes, through cash repurchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise.  Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.  The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with relevant registration requirements or available exemptions under applicable securities laws.

On October 30, 2015, Ambev issued R$1.0 billion in Brazilian debentures with a maturity date of October 30, 2021, or the 2021 debentures, to qualified investors as defined by applicable CVM regulations.  The 2021 debentures bear interest at a rate of 14.476% per annum, payable semi-annually in arrears.  This rate is subject to upper or downward adjustments in accordance with upgrades or downgrades to the credit rating of the Company, respectively, as set forth in the respective indenture.  The 2021 debentures are unsecured and unsubordinated obligations of Ambev (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The 2021 debentures are denominated and payable in reais.  The net proceeds of the offering are being used for capital expenditure investments and, therefore, the 2021 debentures enjoy certain Brazilian federal income tax incentives pursuant to Law 12,431/11.

As of December 31, 2015, our local currency long-term debt borrowings consisted primarily of the 2021 debentures and BNDES debts.  Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and the Enterprise Financing Program (FINEM).

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian States which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the State governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  The total amount deferred (financing) as of December 31, 2015 was R$182.0 million with a current portion of R$34.3 million, and R$147.8 million as non-current.  Percentages deferred typically range from 50% to 92% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2015 and 2014, we recorded R$1,360.6 million and R$1,196.8 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2015, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$5,261.2 million consisting of R$3,321.3 million for our Latin America North business segment, R$1,654.1 million related to investments in our Latin America South operations and R$285.8 million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

In August 2014, we announced the construction of a new development center in the city of Rio de Janeiro, State of Rio de Janeiro, in order to accelerate product innovation by developing new liquids and most modern packaging.  The investment will be of approximately R$180 million.  The development center is foreseen to start its operations in 2017.

D.            Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2015 Compared to Year Ended December 31, 2014.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials”, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements”, note 29, “Collateral and contractual commitments with suppliers, advances from customers and other.”  Off-balance sheet items include future commitments of R$9,362.8 million as of December 31, 2015, as set forth in the table below:

Contractual Obligation	As of December 31, 2015
(in R$ million)
Purchase commitments with respect to property, plant and equipment	674.0
Purchase commitments with respect to raw materials	2,004.7
Purchase commitments with respect to packaging materials	4,593.7
Other commitments	2,090.4
Total	9,362.8

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2015:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt*	4,201.7	1,447.7	1,876.4	295.5	582.1
Finance leasing liabilities	37.9	4.0	11.3	22.6	-
Trade and other payables	23,832.4	21,626.0	1,114.4	188.3	903.7
Sales tax deferrals	858.0	164.9	273.8	182.6	236.7
Total contractual cash commitments	28,930.0	23,242.6	3,275.9	689.0	1,722.5

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

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$33,343.3 million as of December 31, 2015.  These are not considered commitments.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

Tax Amnesty and Refinancing Program

In December 2013, a tax refinancing program was launched, or the 2013 Tax Refinancing Program, pursuant to Law No. 12,865/13, which allowed the inclusion of additional disputed tax amounts in a tax amnesty and refinancing plan with the same characteristics of a 2009 tax refinancing program in which we had participated. We included in the 2013 Tax Refinancing Program certain disputed tax amounts that we had been previously litigating and agreed to pay R$188.7 million.  In August 2014, Law No. 12,996/14 was passed allowing the inclusion of additional disputed tax amounts in yet a new tax amnesty and refinancing program, or the 2014 Tax Refinancing Program, under which we agreed to pay an additional R$52.6 million.  In November 2014, we paid the debts enrolled in the amnesty related to the 2013 Tax Refinancing Program, as well as the additional debts enrolled in the 2014 Tax Refinancing Program, in the amount of R$201.2 million, part in cash (R$82.5 million) and part using tax losses of related companies (R$118.7 million). As of December 31, 2014, we had paid the total amount due under both the 2013 and 2014 Tax Refinancing Programs.

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

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)

Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	77	Co-Chairman and Director	1999	2017
Carlos Alves de Brito	55	Co-Chairman and Director	2006	2017
Marcel Herrmann Telles	66	Director	1999	2017
Roberto Moses Thompson Motta	58	Director	2008	2017
José Heitor Attilio Gracioso	84	Director	1999	2017
Vicente Falconi Campos	75	Director	1999	2017
Luis Felipe Pedreira Dutra Leite	50	Director	2005	2017
Paulo Alberto Lemann	47	Director	2011	2017
Álvaro Antonio Cardoso de Souza	67	Director	2012	2017
Antonio Carlos Augusto Ribeiro Bonchristiano	48	Director (Independent)	2014	2017
Marcos de Barros Lisboa	51	Director (Independent)	2014	2017
João Mauricio Giffoni de Castro Neves	48	Director (Alternate)	2015	2017

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

(3)   Annual Shareholders’ General Meeting to be held in 2017.

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

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since(1)	Term Expires(2)
Bernardo Pinto Paiva	47	Chief Executive Officer	2015	2018
Ricardo Rittes de Oliveira Silva	41	Chief Financial Officer and Investor Relations Officer	2016(3)	2016
Pedro de Abreu Mariani	49	General Counsel and Corporate Affairs Executive Officer	2005	2016
Ricardo Morais Pereira de Melo	44	Sales Executive Officer	2016	2016
Fernando Dias Soares	36	Soft Drinks Executive Officer	2016	2016
Flávio Barros Torres	47	Industrial Executive Officer	2013	2016
Cassiano De Stefano	47	Logistics Executive Officer	2016	2016
Fábio Vieira Kapitanovas	38	Personnel Executive Officer	2015	2016
Paula Nogueira Lindenberg	40	Marketing Executive Officer	2015	2016
Gustavo Pimenta Garcia	48	Shared Services and Information Technology Executive Officer	2016	2016
Rodrigo Figueiredo de Souza	40	Procurement Executive Officer	2015	2016

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

(2)   July 31, 2016, except for Mr. Bernardo Pinto Paiva, whose term expires on January 1, 2018.

(3)   Though Mr. Ricardo Rittes de Oliveira Silva was elected Chief Financial Officer and Investor Relations Officer effective in January 2016, he has been an executive officer of Ambev since 2012.

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

Ricardo Rittes de Oliveira Silva. Mr. Rittes is Ambev’s Chief Financial Officer and Investor Relations Executive Officer.  He joined the Company in 2005 and has held the positions of Treasury Manager for Ambev and ABI and has acted as Shared Services and Information Technology Executive Officer from 2012 until 2015. Mr. Rittes holds a degree in production engineering from Escola Politécnica de São Paulo, in addition to an MBA from the University of Chicago.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Pedro de Abreu Mariani.  Mr. Mariani is Ambev’s General Counsel and Corporate Affairs Executive Officer.  He joined the Company in 2004.  He holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro and an LL.M. from the London School of Economics and Political Science.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Ricardo Morais Pereira de Melo.  Mr. Melo is Ambev’s Sales Executive Officer. Since he joined the Company in 1996, Mr. Melo held various sales positions, including Sales Manager, Commercial Manager in Salvador and in São Paulo, Regional Sales Executive Officer in the Northeast and in Rio de Janeiro, as well as Sales Vice-President of Ambev operations in Canada and Sales Strategy Vice-President at Anheuser-Busch InBev, in the United States. He holds a degree in civil engineering from Universidade Católica de Pernambuco and a MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Fernando Dias Soares.  Mr. Soares is Ambev’s Soft Drinks Executive Officer. Since 2002, when he joined the Company as a trainee, he held various positions in the commercial area. Between 2011 and 2012 he was National Soft Drinks Manager and thereafter he was National Auto-Service Channel Executive Officer. Mr. Soares holds a degree in business administration from Pontifícia Universidade Católica de São Paulo, a post-graduation from Fundação Getúlio Vargas and a MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Cassiano De Stefano. Mr. De Stefano is Ambev’s Logistics Executive Officer. Since 2000, when he joined the Company as a trainee, he held various positions, including Commercial Manager in São Paulo, Manaus and in Salvador, Ambev National Sales Manager, Regional Executive Officer in Russia, Logistics Executive Officer in Latin America North and Regional Executive Officer in the Northeast and in São Paulo. Mr. De Stefano holds a civil engineering degree from Unicamp – Universidade Estadual de Campinas, a MBA from Ambev and a specialization from INSEAD and Kellogg.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Fábio Vieira Kapitanovas.  Mr. Kapitanovas is Ambev’s Personnel Executive Officer. Since 2000, when he joined the Company as a trainee, he held several positions, including Regional Industrial Officer – South/SPI, Corporate Executive Officer of Logistics Projects and Executive Officer of the Shared Services Center.  He has a degree in mechanical engineering from Politécnica de São Paulo, in addition to a Corporate MBA from the Company.  He participated in the AIGLE Program (Insead – Wharton Alliance) and in the Global Supply Chain Logistics Program, from MIT.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Gustavo Pimenta Garcia. Mr. Garcia is Ambev’s Shared Services and Information Technology Executive Officer. After joining the Company as a trainee in 1990, Mr. Garcia has held various positions, including Beer Manager in Argentina, Malting Facilities Executive Officer, Executive Officer of operations in Paraguay and Guatemala. He also headed sales projects in China and held the position of Soft Drinks, Non-Alcoholic and Procurement Vice-President in South America, as well as Shared Services and Information Technology Executive Officer in Europe. Mr. Garcia holds a degree in business administration from Universidade Federal do Rio de Janeiro and a MBA from Fundação Getúlio Vargas. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Rodrigo Figueiredo de Souza. Mr. Souza is Ambev’s Procurement Executive Officer. Over the past five years, Mr. Souza held various positions in the Company, including Facility Regional Executive Officer and Logistics Executive Officer in Latin America North. He holds a graduation degree in civil engineering from Politécnica de São Paulo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2015 for services in all capacities amounted to R$71.0 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration
	Year Ended December 31, 2015
	(in R$ million, except where otherwise indicated)
	Number of Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefits	Termi-nation Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Com-mis-sions	Others
Board of Directors	12.0	4.7	-	-	0.9	-	1.5	-	-	-	-	-	6.5	13.6
Executive Officers	11.0	8.9	0.4	-	1.8	-	13.8	-	-	-	-	-	32.5	57.4
Total	23.0	13.6	0.4	-	2.7	-	15.3	-	-		-	-	38.9	71.0

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

On various dates in 2015, pursuant to the terms and conditions of our stock ownership plan, we acquired from our directors and executive officers a total of 381,303 shares of Ambev for R$7.2 million.  Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our and Old Ambev’s Directors, Executive Officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2015				2014				2013
	(in R$ thousand, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	12.0	358.1	1,518.1	10,095.6	12.0	332.9	1,310.5	5,960.9	10.00	313.0	1,224.2	8,871.4
Fiscal Council	6.0	179.0	239.2	421.2	6.0	166.5	256.3	372.8	6.00	156.5	234.8	313.0
Executive Officers	11.0	1,864.2	4,743.6	21,358.6	10.0	2,326.7	4,968.1	22,489.4	11.00	1,731.5	5,554.2	20,694.4

Ambev Stock Ownership Plan

Under the Ambev Stock Option Plan, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs.  As of December 31, 2015, there were outstanding rights under the Plan providing for the acquisition of 121.8 million Ambev common shares by approximately 700 people (including executive management and employees).

The Plan establishes the general conditions for granting options, the criteria for defining the strike price and other general terms and conditions of these stock options.  Restrictions apply to the divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as Plan Administrator, which may also be a committee.

Pursuant to the Plan, the Board of Directors is conferred with ample powers for the organization and management of the Plan in compliance with its general terms and conditions.  The Board of Directors grants stock options and establishes the terms and conditions applicable to each grant through Stock Option Programs, or the Programs, which may define the relevant beneficiaries, the applicable number of Ambev common shares covered by the grant, the respective strike price, the exercise periods and the deadline for exercising the options, as well as the rules regarding option transfers and possible restrictions on the acquired shares, in addition to penalties.  Additionally, targets may be set for Ambev’s performance, with the Board of Directors also being empowered to define specific rules for Ambev employees who are transferred to other countries or to other companies of the group, including to ABI.

Beneficiaries to whom stock options are granted must sign Stock Option Agreements, or the Agreements, with Ambev, according to which those beneficiaries have the option to purchase lots of Ambev common shares in compliance with the terms and conditions of the Plan, the corresponding Program and such Agreement.

There are currently two models of stock options that may be granted under the Plan.  Under the first model, beneficiaries may choose between allocating 30%, 40%, 60%, 70% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  Under this model, a substantial part of the shares acquired are to be delivered only within five years from the corresponding option grant date.  During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.  Under the second model, the beneficiary may exercise the options granted only after a period of five years from the corresponding grant date.  Vesting of the options granted under the second model is not subject to company performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Since 2010, twenty Programs have been approved by the Board of Directors providing for stock options granted pursuant to one or both of the models described above.

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

On December 18, 2009, ABI granted another approximate 1.6 million exceptional stock options to its executives, including approximately 97.8 thousand options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 35.90 and became exercisable on December 18, 2014.

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

As of December 31, 2015, we had 6.670 participants in our pension plans, including 657 participants in the defined benefit plan, 4.871 participants in the defined contribution plan, and 1.142 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties.  All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2015 as liabilities for pension plan benefits, see note 23 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

Profit-Sharing Plan

Employees’ performance-based variable bonuses are determined on an annual basis taking into account the achievement of corporate, department or business-unit and individual goals, established by the Board of Directors.

The distribution of these bonuses is subject to a three-tier system in which Ambev must first achieve performance targets approved by the Board of Directors.  Following that, each department or business segment must achieve its respective targets. Finally, individuals must achieve their respective performance targets.

For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances.  The bonus award at the distribution centers and production sites is based on a ranking between the different distribution centers and production sites (as the case may be), which, based on their relative ranking, may or may not receive the bonus.

We provisioned R$531.8 million under these programs for the year ended December 31, 2015, R$243.4 million for the year ended December 31, 2014 and R$302.8 million for the year ended December 31, 2013.

C.            Board Practices

During 2015 management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and road shows in Brazil, the United States, Mexico and Europe.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body.  At our annual shareholders’ meeting held on April 29, 2015, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2016: Celso Clemente Giacometti, James Terence Coulter Wright and Paulo Assunção de Sousa, and, as alternates, Emanuel Sotelino Schifferle, Ary Waddington and José Elias Neto (the latter of whom serves as alternate only for Paulo Assunção de Sousa).  All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of our Board members have been in office for several years, originally as directors of Old Ambev, and were elected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on January 2, 2014 and the Company’s Board meeting held on September 25, 2014, for a term expiring at the annual general shareholders’ meeting to be held in 2017.  These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness.  Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

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

According to the Brazilian Corporation Law, up to one-third of the members of the Board of Directors can also hold executive officer positions.  However, none of our directors holds an executive officer position in us at this time and, accordingly, we believe we would be in compliance with this NYSE corporate governance standard if we were a U.S. company.

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

D.            Employees

As of December 31, 2015, we and our subsidiaries had a total of 52,738 employees, approximately 52% of whom were engaged in production, 43% in sales and distribution and 5% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2015	2014
52,738	51,871

The following table shows the geographical distribution of our employees as of December 31, 2015:

Geographical Distribution of Ambev Employees as of December 31, 2015
Location	Number of Employees
Latin America North	39,359
Brazil	34,635
Dominican Republic	3,773
Cuba	693
Guatemala	258
Latin America South	10,606
Argentina	5,826
Bolivia	2,040
Uruguay	690
Paraguay	626
Colombia	338
Peru	440
Chile	432
Ecuador	213
Canada	2,773
Total	52,738

Industrial Relations

All of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions.  The number of administrative and distribution employees who are members of labor unions is not significant.  Salary negotiations are conducted annually between the workers’ unions and us.  Collective bargaining agreements are negotiated separately for each facility or distribution center.  Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements.  We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

We provide health and benefits in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

E.            Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of February 29, 2016:

Name	Amount and Percentage of Common Shares

Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito	*
Marcel Herrmann Telles(1)(2)	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*
Paulo Alberto Lemann	*
Álvaro Antonio Cardoso de Souza	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
João Mauricio Giffoni de Castro Neves	*
Bernardo Pinto Paiva(1)	*
Pedro de Abreu Mariani	*
Flávio Barros Torres	*
Fábio Vieira Kapitanovas	*
Paula Nogueira Lindenberg	*
Ricardo Rittes de Oliveira Silva	*
Ricardo Morais de Melo	*
Fernando Dias Soares	*
Cassiano De Stefano	*
Gustavo Pimenta Garcia	*
Rodrigo Figueiredo de Souza	*

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

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of February 29, 2016, Ambev had 15,686,150,114 shares outstanding.  As of February 29, 2016, there were 1,379,072,479 Ambev ADSs outstanding (representing 1,379,072,479 Ambev shares, which corresponds to 8.8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of February 29, 2016 there were 121 registered holders of Ambev ADSs.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 71.9% our total and voting capital stock (excluding treasury shares) as of February 29, 2016.

ABI indirectly holds shares in us representing 62.0% of our total and voting capital stock (excluding treasury shares) as of February 29, 2016.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is jointly controlled by the Braco Group and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Share Buyback

From January 1 through February 29, 2016, we had acquired 406,218 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$7.0 million.

In 2015, we had acquired 48,949,937 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$928.1 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of February 29, 2016, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,379,072,479	8.8%
Interbrew International B.V	8,441,956,047	53.8%
AmBrew S.A	1,279,926,158	8.2%
FAHZ(2)	1,561,263,301	9.9%

(1)   Represents the number of shares held in the form of ADSs.  The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)   Messrs. Marcel Herrmann Telles and Bernardo Pinto Paiva, all of whom are ABI-appointed directors of Ambev, are also trustees of FAHZ.

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

B.            Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our significant shareholders or other related parties and certain of their affiliates.  These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution.  In addition, the Compliance Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles.  See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Compliance Committee.”  Set forth below is a discussion of our material related party transactions.  For further information on our related party transactions, see note 32 to our audited consolidated financial statements.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance both to active and certain of our retired employees and executive officers (including their dependents).

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels.  We began operating such assets in June 2008 and this lease agreement is scheduled to expire on March 31, 2018.

Lease on Commercial Properties

We lease two commercial properties with FAHZ, where we are the tenant and FAHZ the landlord, for an aggregate amount of R$4.5 million.  This lease agreement is scheduled to expire on January 31, 2018.

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

Ambev and Certain ABI Controlling Shareholders (Messrs. Lemann, Sicupira and Telles)

In October 2013, we entered into a service agreement with B2W - Companhia Digital, or B2W, a leading Brazilian e-commerce company controlled by Messrs. Lemann, Sicupira and Telles, who are part of the controlling group of ABI, our indirect controlling shareholder.  According to this service agreement, B2W manages our e-commerce-platform called “Parceiro Ambev” (Ambev Business Partner).  Under this agreement we pay B2W a percentage of our products sold through the Parceiro Ambev e-commerce platform. We are currently renegotiating the terms of this agreement.

Ambev and ABI

Licensing Agreements

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

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

Bucanero

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a 50% equity interest in Bucanero, a Cuban company in the business of producing and selling beer. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Strategic Alliances in Latin America.”

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

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, distributors and other matters.  To the extent that we believe these contingencies will probably be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$33.3 billion as of December 31, 2015.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, see notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2015, we had several tax claims pending against us, including judicial and administrative proceedings.  Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions.  As at December 31, 2015, we have made provisions of R$222.5 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional.  Such tax proceedings include claims for income taxes, ICMS Value-Added Tax, IPI Excise Tax and taxes on revenues, such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or COFINS.  As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2015, there were also tax proceedings with a total estimated possible risk of loss of R$27.6 billion.  Approximately R$16.3 billion of this figure is related to income tax and social contributions. Approximately R$10.4 billion is related to ICMS value-added and IPI excise taxes, of which the most significant are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

We have been party to legal proceedings with the State of Rio de Janeiro where we are challenging such State’s attempt to assess ICMS Value-Added Tax with respect to unconditional discounts granted by us from January 1996 to February 1998.  In 2015, these proceedings were before the Brazilian Superior Court of Justice and the Brazilian Supreme Court (Supremo Tribunal Federal).  In 2013, 2014 and 2015, we received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion.  In October 2015 and January 2016, we paid the amounts related to the State of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by such State in the total amount of R$271.0 million. Our management estimates the amount involved in these proceedings to be approximately R$861.6 million as of December 31, 2015 (which reflects the payment made in October 2015), which is classified as a possible loss and, therefore, for which no provision has been made.  Moreover, considering the above mentioned January 5, 2016 payment, the total amount involved in these proceedings has been reduced to approximately R$491.5 million as of January, 2016, classified as possible loss and, therefore, for which no related provision has been made.

Goods manufactured within the Manaus Free Trade Zone (ZFM) intended for remittance elsewhere in Brazil are exempt from the IPI Excise Tax.  We have been registering IPI Excise Tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone.  Since 2009, we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court.  Management estimates the possible losses in relation to these assessments to be R$1.8 billion as of December 31, 2015.  We have not recorded any provision in connection with these assessments.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits.”

In 2014, we received tax assessments from the RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories, with respect to which a decision from the Upper House of the Administrative Tax Court is still pending. Management estimates the possible losses related to these assessments to be approximately R$1.3 billion as of December 31, 2015.

In June 2015, we received a tax assessment issued by the State of Pernambuco, relating to ICMS Value-Added Tax differences, based on alleged non-compliance with a state tax incentive agreement, PRODEPE, related to February 2014.  In September 2015, we were notified of a new tax assessment related to the periods spanning from March 2014 to July 2015 based on the fact that we presented a defense against the first assessment, in the amount of approximately R$563.6 million.  In the fourth quarter of 2015, we received other assessments related to the same tax incentive agreement.  Our management estimates the total amount related to this matter to be approximately R$665.9 million as of December 31, 2015, classified as a possible loss and, therefore, for which no provision has been made.

Over the years, we have received tax assessments relating to ICMS Value-Added Tax differences that some States consider due in the tax substitution system in cases where the price of the products sold by a factory reached levels above the price table basis established by such States. We are currently challenging those charges before the Courts. In 2015, we received new tax assessments related to the same issue, in the amount of approximately R$332 million, increasing the amount related to this issue to approximately R$796 million as of December 31, 2015, classified as a possible loss and, therefore, for which no provision has been made.

Profits Generated Abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Tax Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Tax Court and are awaiting its decision.  With respect to another tax assessment relating to foreign profits, the Administrative Tax Court rendered a decision favorable to us in September 2011.  In December 2013, we received another tax assessment related to this matter.  We estimate our exposure to possible losses in relation to these assessments to be R$4.5 billion at December 31, 2015 and our exposure to probable losses to be R$38.2 million as of that date, for which we have recorded a provision in the corresponding amount.

Income Tax - Tax Loss Offset

The Company and certain of its subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations.  Our management estimates the total exposures of possible losses in relation to these assessments to be R$454.6 million as of December 31, 2015.  We have not recorded any provision in connection with this dispute.

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

Since 2007, we have received tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, in the aggregate amount of R$1.7 billion as of December 31, 2015, challenging the legality of tax credits arising from existing tax incentives received by us in other States.  We have treated these proceedings as a possible (but not probable) loss.  Such estimate is based on management assessments, but should we lose such proceedings, the expected net impact on our income statement would be an expense for this amount.  Moreover, we cannot rule out the possibility of other Brazilian States issuing similar tax assessments relating to other of our state tax incentives.  In 2011, the Brazilian Supreme Court ruled 14 state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to us in the Federal District, which we have ceased to benefit from since such decision. In a meeting held on September 30, 2011, the CONFAZ issued a resolution suspending the right of the States to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional.  There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval of the CONFAZ, which may impact our state tax incentives.

In 2012, the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of the CONFAZ.  In order to become effective, such proposal must be approved by two-thirds of the members of the Supreme Court.  We do not expect that the Supreme Court will vote on this matter before Congress votes a bill of law aimed at regulating this issue. There are currently a number of different proposals before Congress, which generally provide for (1) existing tax incentives to be grandfathered for a number of years; (2) new tax incentives to be approved by a  majority of the States (rather than unanimously); and (3) a reduction on interstate ICMS Value-Added Taxes in order to decrease the relevance of tax benefits on interstate transactions.  However, no assurance can be given that the Brazilian Supreme Court will not vote on the binding precedent proposal before the matter is ultimately regulated by Congress.

Tax Amnesty and Refinancing Program

For information on our Tax Amnesty and Refinancing Program (REFIS), see “Item 5.  Operating and Financial Review and Prospects—F. Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)—Tax Amnesty and Refinancing Program.”

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.”  In June 2012 we filed an appeal against the unfavorable first level administrative decision. In November 2014 the Lower Administrative Tax Court concluded the judgment. The decision was partly favorable, we were notified in August 2015 and presented an appeal to the Upper House of the Administrative Tax Court.  No ruling has yet been issued on that appeal. We have not recorded any provisions for this matter and our management estimates possible losses in relation to this assessment to be approximately R$4.6 billion as of December 31, 2015.  In the event we are required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associate Holding into us.  We filed our defense in November 2013 and in November 2014 the Lower Administrative Tax Court published a decision unfavorable to us. We filed an appeal on December 2, 2014 and have been awaiting the decision of the Appeals Administrative Tax Court.  Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.3 billion as of December 31, 2015.  We have not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In December 2014, we received a tax assessment from the RFB related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans.  Our defense was presented on January 28, 2015. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$1.3 billion as of December 31, 2015. We have not recorded any provision in connection with this assessment.

In December 2015, we also received a new tax assessment related to the same matter.  Our Management estimates the amount of possible losses in relation to this assessment to be approximately R$332.5 million as of December 31, 2015.  We have not recorded any provision in connection with this assessment.

Disallowance of Taxes Paid Abroad

During 2014 and the first quarter of 2015, we received tax assessments from the RFB related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending.  Our management estimates the possible losses related to these assessments to be approximately R$1.9 billion as of December 31, 2015. We have not recorded any provision in connection therewith.

Labor Matters

We are involved in more than 22.0 thousand labor claims.  Most of the labor claims we face relate to our Brazilian operations.  In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims.  As of December 31, 2015, we had made provisions totaling R$179.8 million in connection with approximately a fifth of the above labor claims involving former and current employees and relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

As of December 31, 2015, there were approximately 52 claims between us and the Brazilian National Institute for Social Security (Instituto Nacional de Seguridade Social) with an aggregate exposure of R$0.2 million. These claims are classified as having a possible chance of loss and allege, among other things, that we should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2015, we were involved in more than 1.2 thousand civil claims that were pending, including third-party distributors and product-related claims.  We have established provisions totaling R$31.5 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2015 in connection with civil claims.

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

We have knowledge of at least seven claims in which the plaintiffs argue that they would be entitled to those rights.  Two of them were ruled favorably to us by the appellate court of the State of São Paulo.  A third one was settled.  Of the four other claims, we received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against us in another three claims.  We have appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro. Such appeals are still pending judgment.

The warrant holders of both claims that were denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided both cases in our favor and the decisions are subject to appeal. In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe the warrants object of those six proceedings represented, on December 31, 2015, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$648 million as of December 31, 2015.

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

Antitrust Matters

We had, in the past, a series of ongoing antitrust matters before the CADE and Brazilian courts.  However, in July 2015 we settled our last material antitrust case, which dealt with our “Tô Contigo” customer loyalty program, which was discontinued several years ago.  The controversy initiated in 2004 with an investigation conducted by the CADE and was being litigated in federal court until its settlement in 2015.  Pursuant to the terms of the in-court settlement, all legal actions against us relating to this program have been terminated in exchange for our payment of a R$229.1 million contribution in five installments.  We currently have no antitrust matters pending against us before Brazilian antitrust authorities and Brazilian courts.

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including our Argentinean subsidiary) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River.  In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26, 168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.  The Argentine Supreme Court of Justice has not yet decided on the issue of liability for environmental damages but has already decided that each party shall bear its own trial expenses.

Lawsuit Against the Brazilian Beer Industry

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff.  The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, it doubles the initial amount involved).  The court has admitted the association as joint-plaintiff and has agreed to hear the new claims.  After the exchange of written submissions and documentary evidence, the parties expect the case to be ruled by the Lower Court Judge in 2016.  Based on management assessments, we believe that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On December 12, 2014 a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario (LCBO), Brewers Retail Inc. (known as The Beer Store or “TBS”), and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP (the “Brewers”).  The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (1) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since June 1, 2000; (2) to obtain a declaration that the Brewers conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (3) damages for unjust enrichment.  As part of this third allegation, the plaintiffs allege illegal trade practices by Brewers.  They are seeking damages not exceeding C$1.4 billion (approximately R$3.9 billion); punitive, exemplary and aggravated damages of C$5 million (R$14.1 million); and changes/repeals of the affected legislation.  We have not recorded any provision in connection therewith.

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition.  Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under IFRS at our unconsolidated financial statements.  Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity”, and treat such payments as a deductible financial expense for purposes of Brazilian income tax and social contribution on profits.  This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend.  The benefit from the tax deductible interest on shareholders’ equity is recorded in the income statement.  The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.  However, payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, whereas no such withholding is required in connection with dividends paid.  For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev, since the approval of the stock swap merger of Old Ambev with us in July 2013, to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved, which relates to the second half of the 2015 fiscal year, was scheduled for first payment by Ambev on February 29, 2016.

Earnings Generated	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

First half 2013(3)	September 27, 2013(3)	0.130	0.058

Second half 2013	January 23, 2014	0.100	0.042
	January 23, 2014	0.154	0.065
	April 25, 2014	0.060	0.027

First half 2014	April 25, 2014	0.070	0.031
	August 28, 2014	0.060	0.027
	August 28, 2014	0.100	0.044

Second half 2014	November 13, 2014	0.220	0.086
	January 14, 2015	0.130	0.050
	January 30, 2015	0.096	0.036
	March 31,2015	0.030	0.009

First half 2015	March 31, 2015	0.060	0.019
	June 29, 2015	0.100	0.032

Second half 2015	September 28, 2015	0.150	0.037
	December 30, 2015	0.150	0.038

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

(3)   The actual exchange of Old Ambev shares for new Ambev shares in the stock swap merger of Old Ambev with us was settled only in November 2013 (for information on the referred stock swap merger, see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”).  However, these September 2013 earnings were paid out by Ambev (and not Old Ambev) because by September 27, 2013 the stock swap merger of Old Ambev with us was already legally effective under Brazilian law, as it had been approved at shareholders’ meetings of both companies held on July 2013.  Therefore, the dividends related to these earning were distributed by Ambev in accordance with the rules set forth in its bylaws, according to which each and every Ambev share participates equally in the dividend pool, notwithstanding the fact that Old Ambev common and preferred shares were still technically outstanding in September 2013 and Old Ambev’s bylaws provided for a different formula for the distribution of dividends to its common shareholders and preferred shareholders.

.

Old Ambev

The following table shows the cash dividends paid by Old Ambev, since 2011 and during the time in which it was still a publicly-held company, to holders of its common and preferred shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved for Old Ambev, during the period referred in the prior sentence and which relates to the first half of the 2013 fiscal year, was scheduled for first payment by Old Ambev on January 21, 2013.  The dividend per share amounts shown below are based on the historical capital structure of Old AmBev, which was comprised of voting common shares and non-voting preferred shares, the latter of which were entitled to dividend and interest on shareholders’ equity payments in an amount 10% greater than that payable with respect to the Old Ambev common shares.  Because the figures shown below are based on the historical capital structure of Old AmBev, they do not take into account the 1:5 splitting effect that resulted from the exchange of five new Ambev common shares for each and every Old Ambev common and preferred share surrendered in the 2013 stock swap merger of Old Ambev with us (see “Item 4. Information on the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”).

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

B.            Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2015.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of February 29, 2016, Ambev had 15,686,150,114 shares outstanding.  As of February 29, 2016, there were 1,379,072,479 Ambev ADSs outstanding (representing 1,379,072,479 Ambev shares, which corresponds to 8.8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of February 29, 2016 there were 121 registered holders of Ambev ADSs.

Ambev S.A.

Shares

The table below shows the quoted high and low closing sales prices in reais of our shares on BM&FBOVESPA for the indicated periods, considering the commencement of trading of those shares on November 11, 2013.

Trading Prices on the BM&FBOVESPA: Ambev Common Shares*
	Per Common Share
	High	Low
	(in reais)
Annual
2015	20.04	15.06
2014	16.61	14.27
2013 (starting November 11)	16.07	14.95
Quarterly
2015
Fourth quarter	20.04	17.53
Third quarter	19.50	17.55
Second quarter	19.29	17.88
First quarter	18.27	15.06
2014
Fourth quarter	16.34	14.30
Third quarter	15.66	14.42
Second quarter	16.61	14.45
First quarter	15.94	14.27
2013
Fourth quarter (starting November 11)	16.07	14.95
Monthly
2016
February	18.59	17.63
January	18.53	16.13
2015
December	18.46	17.53
November	19.30	18.29
October	20.04	18.12
September	19.40	18.28

*        Historical pricing adjusted to reflect interest on shareholders’ equity and dividend distributions.

ADSs

The table below shows the quoted high and low closing sales prices in U.S. dollars of our ADSs on the NYSE for the indicated periods, considering the commencement of trading of those ADSs on November 11, 2013.

Trading Prices on the NYSE: Ambev ADSs*
	Per ADS
	High	Low
	(in reais)
Annual
2015	6.59	4.37
2014	7.37	5.42
2013 (starting November 11)	7.02	6.32
Quarterly
2015
Fourth quarter	5.14	4.37
Third quarter	6.11	4.52
Second quarter	6.48	5.59
First quarter	6.59	5.41
2014
Fourth quarter	6.45	5.42
Third quarter	7.02	6.17
Second quarter	7.37	6.47
First quarter	6.90	5.76
2013
Fourth quarter (starting November 11)	7.02	6.32
Monthly
2016
February	4.74	4.34
January	4.64	3.85
2015
December	4.87	4.37
November	5.09	4.70
October	5.14	4.70
September	5.08	4.52

*        Historical pricing adjusted to reflect interest on shareholders’ equity and dividend distributions.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets.  As of December 31, 2015, the aggregate market capitalization of all companies included in the IBOVESPA index of the BM&FBOVESPA was equivalent to approximately R$1.9 trillion.  Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets.  For example, as of December 31, 2015 the ten shares with greatest representation on the IBOVESPA index of the BM&FBOVESPA accounted for 49.4% of the total weight of all companies included in that stock index.

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

As of February 29, 2016, our capital stock was equal to R$57,614,139,847.33 divided into 15,717,615,419 issued common shares, without par value, of which 31,465,305 were treasury shares.  We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

There is no age limit for retirement applicable to the members of our Board of Director in our bylaws.

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

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present proof of ownership of their Company shares, including identification and/or pertinent documentation that evidences their legal representation of another shareholder.  A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be another shareholder, a company officer or a lawyer. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at general meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code. Therefore, according to the referred decision, there is no need to require that an attorney-in-fact also be a shareholder, company officer or lawyer in case of shareholders that are legal entities.  For a publicly-held company, the attorney-in-fact may also be a financial institution.  Investment funds must be represented by their investment fund officer.

The participation and remote voting in general shareholders' meetings of publicly-held companies are regulated by CVM Rule No. 561, which aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals, as well as to enhance the corporate governance instruments available in the Brazilian market.  For this purpose, this new regulation provides the following:

•	the creation of a remote voting bulletin through which shareholders may exercise their right to vote prior to the date the general meeting is held;

•

the possibility of inclusion of candidates and proposals of deliberation of minority shareholders in that bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

•

the deadlines, procedures and ways of sending this bulletin, which may be forwarded by the shareholder: (a) directly to the company; or (b) to the custodian (if the shares held by the shareholder are kept at a centralized deposit) or to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit).

On November 18, 2015, with the issuance of two new rules, the CVM postponed the mandatory application of CVM Rule No. 561.  As a result, the application of CVM Rule No. 561 for the 2016 annual shareholders’ meetings has become optional, and the mandatory applicability of that rule has been deferred until January 1, 2017 for companies that on April 9, 2015 had at least one share class included either on the Index Brasil 100 or the IBOVESPA index of the BM&FBOVESPA, such as Ambev.

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

On April 7, 2015, the CVM issued Rule No. 561/15, pursuant to which publicly-held companies shall adopt the following measures regarding voting process: (1) inform the market of the adoption of cumulative voting process in annual meetings immediately upon the receipt of the first valid requirement; (2) disclose the voting final summary statements, as well as any voting statement presented by shareholders at the annual meetings; and (3) register in the minutes of the annual shareholders’ meeting the number of approving, rejecting or abstaining votes for each item of the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such annual shareholders’ meeting.

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

Interest on shareholders’ equity is treated similarly to dividends for purposes of distribution of profits.  The only significant difference is that a 15% withholding income tax is due by nonexempt shareholders, resident or not of Brazil, upon receipt of such interest payment, which tax must be withheld by us on behalf of our shareholders when the distribution is implemented.  If the shareholder is not a Brazilian resident, and is resident or domiciled in a tax-haven jurisdiction, withholding income tax is due at a 25% rate.  The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the minimum mandatory dividend owed to shareholders.

For further information on the taxation of interest on shareholders’ equity, including the concept of tax haven jurisdiction for such purposes, see “—E. Taxation—Brazilian Tax Considerations—Income Tax—Distributions of Interest on Shareholders’ Equity.”

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

With the issuance of CVM Rule 568/15, the CVM has amended CVM Rule No. 358/02 dealing with disclosure requirements of significant interests in Brazilian corporations.  These amendments provided for, among other things: (1) the change in the form of calculation of trades of relevant equity interests to determine when a disclosure obligation of those trades is triggered, and (2) the regulation of individual investment plans.

Individual investment plans for direct or indirect controlling shareholders, members of any statutory governing bodies of a corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are now allowed, subject to certain requirements, to trade in the company’s shares during certain periods during which such trading was previously prohibited.

CVM Rule No. 568/15 amended CVM Rule No. 358/02 in order to require publicly held corporations to disclose monthly information of trades in their own securities executed by them or their affiliates.

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

Licensing Agreements

Pepsi

See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

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

Material Financing Agreements

For a discussion of our 2017 notes and 2021 debentures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Long-term Debt.”

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

The statutory definition of a tax-haven jurisdiction for the purpose of income taxation on gains should differ depending on whether or not the investment in our common shares or ADSs is registered under CMN Resolution No. 4,373 or under Law No. 4,131.  In the case of gains arising from an investment registered under Resolution No. 4,373, a country or location should be defined as a tax-haven jurisdiction when such country or location (a) does not tax income, or (b) taxes income at a rate lower than 20%.  In turn, in the case of gains arising from an investment under Law No. 4,131, in addition to criteria (a) and (b) above for the definition of a tax-haven jurisdiction, a country or location should also be considered a tax-haven jurisdiction if the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.

On November 28, 2014, the Finance Ministry issued Ordinance No. 488 reducing to 17% the maximum income tax rate that may be imposed by a given jurisdiction for characterization of a tax haven jurisdiction for income tax purposes, as long as the jurisdiction complies with international tax transparency standards. The RFB subsequently issued Normative Instruction No. 1,530/14 providing that compliance with such standards requires: (a) signature of or conclusion of negotiation to sign a treaty or agreement allowing the exchange of information related to identification of income beneficiaries, corporate structure, ownership of goods or rights or economic transactions; and (b) commitment to the criteria defined in international anti-tax evasion forums of which Brazil is a member.

The RFB regularly issues a list of jurisdictions which are considered tax-haven jurisdictions, the “black-list”. Such list is currently set forth in Normative Instruction No. 1,037/10, as amended.1

     1 The countries currently included in this list, according to Article 1 of RFB Normative Instruction No. 1,037/10 are: Andorra, Anguilla, Antigua e Barbuda, Netherlands Antilles, Aruba, Ascension Islands, Bahamas, Bahrain, Barbados, Belize, Bermuda, Brunei, Campione D’Italia, Channel Islands (Jersey, Guernsey, Alderney and Stark), Cayman Island, Cyprus, Singapore, Cook Island, Costa Rica, Djibouti, Dominica, United Arab Emirates, Gibraltar, Grenada, Hong King, Kiribati, Lebuan, Liban, Liberia, Liechtenstein, Macau, Madeira Island, Maldives, Man Island, Marshall Island, Mauritius Island, Monaco, Montserrat Island, Nauru, Niue Island, Norfolk Island, Panama, Pitcairn Island, American French Polinesia, Qeshm Island, American Samoa, Western Samoa, San Marino, Saint Helena Island, Santa Lucia, Federation of Saint Christopher and Nevis, Saint-Pierre e Miquelon, Saint Vincent and the Grenadines, Seychelles, Solomon Island, St. Kitts e Nevis, Swaziland, Sultanate of Oman, Tonga, Tristan da Cunha, Turks and Caicos Islands, Vanuatu, Virgin Islands and British Virgin Islands. In addition, in Article 2 of RFB Normative Instruction No. 1,037/10, U.S. state LLCs held by non-residents and not subject to federal income tax in the U.S. and holding companies without substantial economic activity domiciled in Denmark and Netherlands are listed as tax privileged domiciled entities, as well as: (1) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão), (2) International Trading Company (ITC) domiciled in Iceland, (3) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (4) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta, and (5) the Holding Company, Domiciliary Company, Auxiliary Company, Mixed Company and Administrative Company domiciled in Switzerland subject to Federal, Cantonal and Municipal income tax at a combined rate lower than 20%. Netherlands was temporarily removed from the list, in 2010, and then re-included in the list, in 2015. The effects of the inclusion of the ETVE regime in the list were suspended by RFB Declaratory Act No. 22/2010, due to a review request presented by the Spanish government to Brazilian authorities.

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

Non-Brazilian Holders are generally subject to withholding tax at a rate of 15% on gains realized on sales or exchanges in Brazil of shares that occur on a Brazilian stock exchange, unless (a) such a sale is made within five business days of the withdrawal of such shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period and the investor is not located in a tax-haven jurisdiction (as defined above for investments registered under Resolution No. 4,373), or (b) such a sale is made under CMN Resolution No. 4,373 by Non-Brazilian Holders who register with the CVM and are not located in a tax-haven jurisdiction (as defined above for this type of investment), in which cases such gains are exempt. If the Non-Brazilian Holder is located in a tax-haven jurisdiction (considering the definition for each type of investment), this Non-Brazilian Holder will be subject to the same general taxation rules applicable to Brazilian residents. An advance payment of withholding tax of 0.005% is required in case of sales on the stock, future and commodities exchange and over-the-counter markets, and it is later deducted from the amount payable of withholding income tax on the sale. The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation.

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

There are ongoing discussions in Congress regarding a possible increase in tax rates on capital gains. These discussions are based on Provisional Measure No. 692, published on September 2015, which must be converted into definitive legislation before entering into force. If this measure is converted into definitive legislation in 2016, it will enter into force only for gains realized on or after January 1, 2017. The creation of new rates to Non-Brazilian Holders must be confirmed if and when Provisional Measure No. 692 is converted into definitive legislation.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity.  Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time.

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction.  In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.  As explained in “—Taxation of Gains”, the RFB reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a tax-haven jurisdiction, as long as the country complies with international tax transparency standards.

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

There are ongoing discussions in Congress regarding possible changes to the tax treatment of interest on shareholders’ equity. In particular, a recent provisional measure (Provisional Measure No. 694) that was not timely voted by Congress for conversion into definitive legislation proposed to reduce the deductibility limits of interest on shareholders’ equity and increase the withholding income tax rate on interest on shareholders’ equity paid or credited to Non-Brazilian Holders located outside a tax haven jurisdiction. There can be no assurance that another provisional measure will not be issued seeking to implement similar changes as those proposed by expired Provisional Measure No. 694.

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

New Tax Regime Created by Law No. 12,973

Provisional Measure 627/13 was converted into Law No. 12,973, enacted on May 13, 2014, which revoked the so-called transitional tax regime (Regime Tributário de Transição - RTT) and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS).  According to Law No. 12,973, companies, such as us, that elected to be taxed under the new regime starting on January 1, 2014, as opposed to January 1, 2015, will not be subject to taxation on dividend distributions based on 2014 profits, as established by RFB Normative Instruction No. 1,397/13, as amended by RFB Normative Instruction No. 1,492/14. Nonetheless, dividends paid by us based on profits are generally not subject to withholding income tax (see “—Income Tax—Taxation of Dividends”).

Material United States Federal Income Tax Considerations

The following summary describes the material U.S. federal income tax consequences of holding and disposing of our common shares or ADSs.  This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed U.S. Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive changes and differing interpretations.

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

Distributions on the Ambev Common Shares or ADSs

The gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes, if any) with respect to our common shares or  ADSs (including distributions of interest on shareholders’ equity) will generally be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is paid, actually or constructively, out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing (on a dollar-for-dollar basis) such U.S. Holder’s tax basis in our common shares or ADSs, as applicable.  Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held our common shares or ADSs, as applicable, for more than one year at the time of the distribution. We do not calculate our earnings and profits under U.S. federal income tax principles.  Therefore a U.S. Holder should expect that a distribution will generally be treated as a dividend even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Reporting Obligations for Certain U.S. Holders

Certain U.S. Holders (including individual U.S. Holders) that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their United States Federal Income Tax return. Such Form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a US financial institution, generally including a non-US branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Holders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares or ADSs.

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

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to the payment of dividends to U.S. Holders or the proceeds received on the sale, exchange or taxable disposition of Ambev common shares or ADSs by U.S. Holders, and such amounts may be subject to U.S. backup withholding tax.  Backup withholding will not apply, however, to a U.S. Holder that (1) comes within certain enumerated categories of exempt persons and, when required, demonstrates this fact or (2) furnishes a correct taxpayer identification number and makes certain other required certifications.  Generally, a U.S. Holder will provide such certifications on IRS Form W-9 (Request for Taxpayer Identification Number and Certification) or other substitute form.  A U.S. Holder that is required to but does not furnish us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service.  Non-U.S. Holders generally will not be subject to United States information reporting or backup withholding.  However, Non-U.S. Holders may be required to provide certification of non-U.S. status in connection with payments received in the United States or through certain U.S.-related financial intermediaries.  Amounts withheld as backup withholding may be claimed as a credit against a holder’s U.S. federal income tax liability, provided that the required information is timely furnished to the IRS, and a holder may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.

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

You may read and copy any reports or other information that we file at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C. 20549, and at the SEC’s regional offices located at Brookfield Place, 200 Vesey Street, Suite 400 New York, New York 10281-1022 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604.  You may obtain information on the operation of the SEC’s public reference rooms by calling the SEC at 1-800-SEC-0330.  Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the SEC’s website on the Internet at www.sec.gov.  In addition, material filed by us may also be inspected at the offices of the NYSE at 20 Broad Street, New York, New York 10005.

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

As of December 31, 2015, our derivative activities consisted of sugar, wheat, aluminum, corn, crude oil and heating oil derivatives.  The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2015.  The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2015
Derivatives Instruments	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	251.7	110.7					362.4	(15.0)
Average Price (R$/ton)	1,281.0	1,299.9					1,286.8
Wheat Derivatives:
Notional Amount	113.6						113.6	(9.7)
Average Price (R$/ton)	674.3						674.3
Aluminum Derivatives:
Notional Amount	1,077.2	106.6					1,183.8	(171.5)
Average Price (R$/ton)	5,033.6	5,511.6					5,076.7
Heating Oil Derivatives:
Notional Amount	40.0						40.0	(13.9)
Average Price (R$/gallon)	4.4						4.4
Natural Gas:
Notional Amount	8.1						8.1	(1.7)
Average Price (R$/GJ)	3.4						3.4
Corn Derivatives:
Notional Amount	294.8						294.8	(21.2)
Average Price (R$/ton)	581.5						581.5
Resin Derivatives:
Notional Amount	352.3						352.3	(59.8)
Average Price (R$/ton)	3,516.5						3,516.5

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

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2015.  The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2015
Debt Instrument	2016	2017	2018	2019	2020	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	131.8	27.2	-	-	-	-	159.0
UMBNDES + Average Pay Rate	1.74%	1.7%	-	-	-	-	1.7%
International Debt:
Other Latin America Currency Fixed Rate	177.1	240.0	-	-	-	-	417.5
Average Pay Rate	9.1%	9.4%	-	-	-	-	9.3%
US$ Fixed Rate	-	-	-	-	-	15.7	15.7
Average Pay Rate	-	-	-	-	-	6.0%	6.0%
US$ Floating Rate	379.7	448.2	3.8	20.8	-	-	852.5
Average Pay Rate	1.7%	1.5%	6.0%	6.0%	-	-	1.8%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	426.6	198.3	144.9	60.7	-	-	830.5
TJLP + Average Pay Rate	9.7%	9.8%	9.8%	9.8%	-	-	9.8%
Reais Debt - ICMS Fixed Rate:
Notional Amount	34.3	34.4	31.1	22.3	13.2	46.7	182.0
Average Pay Rate	4.6%	4.6%	4.6%	4.4%	4.6%	4.7%	4.6%
Reais Debt - Fixed Rate:
Notional Amount	133.1	423.8	136.6	103.2	31.9	313.7	1,142.3
Average Pay Rate	5.6%	8.1%	5.6%	5.8%	5.2%	9.8%	7.7%
Total Debt	1,282.6	1,372.3	316.4	207.0	45.1	376.1	3,599.5

	Maturity Schedule of Cash Instruments as of December 31, 2015
Cash Instrument	2016	2017	2018	2019	2020	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	1,551.1	-	-	-	-	-	1,551.1
Average Interest Rate	0.5%	-	-	-	-	-	0.5%
Reais-Denominated Cash and Cash Equivalents:
Notional	8,199.1	-	-	-	-	-	8,199.1
Average Interest Rate	13.8%	-	-	-	-	-	13.8%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	707.7	-	-	-	-	-	707.7
Average Pay Rate	0.8%	-	-	-	-	-	0.8%
Other Latin American Currency investments:
Notional Amount	3,162.3	-	-	-	-	-	3,162.3
Total	13,620.2	-	-	-	-	-	13,620.2

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2015
Derivatives Instrument(1)	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DI Futures:
Notional Amount	370.0	300.0		(425.0)			245.0	0.3
Average Interest Rate	11.5%	11.7%		12.4%			10.15%
FIXED x CDIIRS(2):
Notional Amount		300.0					300.0	(28.3)
Average Interest Rate		11.7%					11.7%
FIXED x TJLP:
Notional Amount						97.4	97.4	(0.0)
Average Interest Rate						7.5%	7.5%
FIXED x TR:
Notional Amount						192.2	192.2	(10.3)
Average Interest Rate						11.3%	11.3%

(1)   Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)   Interest rate swap.

Part of the floating rate debt accrues interest at TJLP.  During the period set forth below the TJLP was:

	2015	2014	2013
4th Quarter	7.00	5.00	5.00
3rd Quarter	6.50	5.00	5.00
2nd Quarter	6.00	5.00	5.00
1st Quarter	5.50	5.00	5.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2013, until December 31, 2015, the real depreciated by 91.1% against the U.S. dollar, and, as of December 31, 2015, the commercial market rate for purchasing U.S. dollars was R$3.905 per US$1.00.  The real depreciated against the U.S. dollar by 14.6% in 2013, 13.4% in 2014 and 47.0% in 2015.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2015, included debt of R$1,444.8 million.

As of December 31, 2015, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2015.  The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2015
Derivatives Instruments(1)	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	5,892.3	390.5	-	-	-	-	6,282.8	110.9
Average Unit Price	4.1	4.5	-	-	-	-	4.0	-
BM&F Euro Futures:
Notional Amount	231.6	-	-	-	-	-	231.6	4.1
Average Unit Price	4.3	-	-	-	-	-	4.3	-
NDF US$ x R$:
Notional Amount	1,565.8	-	(292.9)	(937.2)	-	-	335.7	(3,141.6)
Average Unit Price	4.1	-	5.2	6.0	-	-	(2.1)	-
FDF C$ x US$:
Notional Amount	1,254.5	-	-	-	-		1,254.5	62.7
Average Unit Price	1.3	-	-	-	-		1.3
NDF C$ x US$:
Notional Amount	-	-	-	-	-	-	-	383.2
Average Unit Price	-	-	-	-	-	-	-	-
FDF C$ x EUR:
Notional Amount	239.1	-	-	-	-	-	239.1	6.9
Average Unit Price	1.5	-	-	-	-	-	1.5	-
NDF C$ x R$:
Notional Amount	-	-	(1,689.8)	(2,196.7)	-	-	(3,886.5)	(610.9)
Average Unit Price	-	-	3.9	4.5	-	-	4.2	-
NDF ARS x US$:
Notional Amount	1,579.2	-	-	-	-	-	1,579.2	273.0
Average Unit Price	12.0	-	-	-	-	-	12.0	-
NDF CLP x US$:
Notional Amount	476.5	-	-	-	-	-	476.5	57.0
Average Unit Price	688.4	-	-	-	-	-	688.9	-
NDF UYU x US$:
Notional Amount	174.2	-	-	-	-	-	174.2	4.9
Average Unit Price	31.9	-	-	-	-	-	31.9	-
NDF BOB x US$:
Notional Amount	236.6	-	-	-	-	-	236.6	(0.7)
Average Unit Price	7.1	-	-	-	-	-	7.1	-
NDF PYG x US$:
Notional Amount	364.9	11.7	-	-	-	-	376.6	29.3
Average Unit Price	5,786.4	6,686.0	-	-	-	-	5,814.4	-
NDF PEN x US$:
Notional Amount	21.2	-	-	-	-	-	21.2	2.3
Average Unit Price	3.3	-	-	-	-	-	3.3	-
NDF EUR x R$:
Notional Amount	212.5	-	-	-	-	-	212.5	(59.3)
Average Unit Price	4.2	-	-	-	-	-	4.2	-
NDF MXN x US$:
Notional Amount	186.8	-	-	-	-	-	186.8	(36.6)
Average Unit Price	0.1	-	-	-	-	-	0.1	-
NDF EUR x COP:
Notional Amount	3.0	-	-	-	-	-	3.0	(0.1)
Average Unit Price	3,748.8	-	-	-	-	-	3,748.8	-
NDF MXN x CLP:
Notional Amount	122.4	-	-	-	-	-	122.4	(5.2)
Average Unit Price	42.13	-	-	-	-	-	42.13	-
NDF MXN x COP:
Notional Amount	128.7	-	-	-	-	-	128.7	(3.0)
Average Unit Price	189.99	-	-	-	-	-	189.99	-

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2015
Derivatives Instruments(1)	2016	2017	2018	2019	2020	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
NDF PEN x MXN:
Notional Amount	(2.0)	-	-	-	-	-	(2.0)	(0.1)
Average Unit Price	4.96	-	-	-	-	-	4.96	-
NDF USD x COP:
Notional Amount	39.0	-	-	-	-	-	39.0	(0.2)
Average Unit Price	3,277.29	-	-	-	-	-	3,277.29	-

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

The Depositary has made payments to us in the amount of US$3.7 million during 2015.  These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2015, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon the Company’s evaluation, as of December 31, 2015, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at that reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at that reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  The effectiveness of our internal control over financial reporting as of December 31, 2015, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  Based on those criteria, management has concluded that as of December 31, 2015, the Company’s internal control over financial reporting is effective.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report, including their opinion on management’s assessment of internal control over financial reporting, is included in our audited consolidated financial statements included in this Form 20-F.

D.            Changes in Internal Control over Financial Reporting

During the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal year ended December 31, 2015.  The table below sets forth the total amount billed by Deloitte to the Company in 2015 for services performed in that year, and breaks down the amount by category of service:

Year Ended December 31, 2015
(in R$ thousand)
Audit fees	7,316.1
Audit-related fees	-
Tax fees	568.9
All other fees	113.2
Total	7,998.2

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal years ended December 31, 2014, 2013, 2012 and 2011.  The table below sets forth the total amount billed by PricewaterhouseCoopers Auditores Independentes to the Company in 2014 and to the Company or Old Ambev in 2013 for services performed in those years, and breaks down these amounts by category of service:

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

Tax Fees

Tax fees in 2015 and 2014 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the year ended December 31, 2015 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Rua Henri Dunant, 1383, 9º andar, Vila São Francisco, São Paulo, SP, Brazil.  They are members of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and their registration number is 2 SP 011.609/0-8.

Our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been audited by another independent registered public accounting firm.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2016	76,999	17.69	Not Specified	Not Specified
January-2016	329,219	17.28	Not Specified	Not Specified
December-2015	263,393	18.52	Not Specified	Not Specified
November-2015	497,438	18.67	Not Specified	Not Specified
October-2015	347,578	19.79	Not Specified	Not Specified
September-2015	3,338,663	19.04	Not Specified	Not Specified
August-2015	7,889,279	19.16	Not Specified	Not Specified
July-2015	8,981,400	19.23	Not Specified	Not Specified
June-2015	9,885,614	18.65	Not Specified	Not Specified
May-2015	7,976,601	19.04	Not Specified	Not Specified
April-2015	5,457,010	19.16	Not Specified	Not Specified
March-2015	3,520,223	18.31	Not Specified	Not Specified
February-2015	756,819	18.18	Not Specified	Not Specified
January-2015	35,919	16.48	Not Specified	Not Specified
December-2014	616,348	15.38	Not Specified	Not Specified
November-2014	124,674	16.73	Not Specified	Not Specified
October-2014	7,301,666	15.76	Not Specified	Not Specified
September-2014	1,541,686	15.88	Not Specified	Not Specified
August-2014	538,198	16.46	Not Specified	Not Specified
July-2014	63,729	16.47	Not Specified	Not Specified
June-2014	244,181	15.67	Not Specified	Not Specified
May-2014	634,029	16.67	Not Specified	Not Specified
April-2014	346,665	17.20	Not Specified	Not Specified
March-2014	154,648	16.73	Not Specified	Not Specified
January-2014	64,540	12.66	Not Specified	Not Specified
December-2013	570,857	16.69	Not Specified	Not Specified
November-2013	32,545	17.15	Not Specified	Not Specified
October-2013	1,154,550	17.16	Not Specified	Not Specified

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

ITEM 18.              FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

ITEM 19.              EXHIBITS

1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on April 30, 2015).

2.1

Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013).

2.2

Indenture, dated July 24, 2007, between AmBev International Finance Co. Ltd., Deutsche Bank Trust Company Americas, as Trustee, and Deutsche Bank Luxembourg S.A., as Luxembourg Paying and Transfer Agent, relating to the US$300,000,000 9.5% Notes due 2017 (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on September 19, 2008).

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

2.6

Indenture, date September 9, 2015, as amended, between Ambev S.A. and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as Truestee, relating to the R$1,000,000,000 14.476% Non-Convertible Debentures of Ambev S.A. due 2021.

3.1

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as from the approval of the Stock Swap Merger until July 1, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A., Ambev S.A. and Anheuser-Busch InBev N.V./S.A. (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Ambev on June 28, 2013).

3.2

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, to be effective starting on July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013).

3.3

First Amendment to the Shareholders’ Agreement of Companhia de Bebidas das Américas - Ambev, dated as of March 3, 2004, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Braco S.A., Empresa de Administração e Participações S.A., Companhia de Bebidas das Américas - Ambev, Jorge Paulo Lemann, Marcel Herrmann Telles, Carlos Alberto da Veiga Sicupira and Interbrew S.A. (English-language translation) (incorporated by reference to Exhibit 9.3 to Form F-4 filed by Ambev on June 28, 2013).

3.4

Instrument of Accession to the Shareholders’ Agreement of Companhia de Bebidas das Américas – Ambev, dated July 28, 2005, between Interbrew International B.V. and AmBrew S.A. (incorporated by reference to Exhibit 9.4 to Form F-4 filed by Ambev on June 28, 2013).

3.5

Shareholders’ Voting Rights Agreement and other Covenants of S-Braco Participações S.A., or S-Braco, dated August 30, 2002, among Santa Judith Participações S.A., Santa Irene Participações S.A., Santa Estela Participações S.A. and Santa Prudência Participações S.A., with Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Marcel Herrmann Telles as intervening parties, and S-Braco, Braco S.A., Empresa de Administração e Participações S.A. – ECAP and Companhia de Bebidas das Américas - Ambev as acknowledging parties (English-language translation) (incorporated by reference to Exhibit 9.5 to Form F-4 filed by Ambev on June 28, 2013).

3.6

New Shareholders’ Agreement, dated December 18, 2014, among BRC S.à.R.L., Eugénie Patri Sébastien S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.34 to Schedule 13D/A filed by Ambev on December 30, 2014).

3.7

Shareholders’ Agreement, dated October 17, 2008, between Stichting Administratiekantoor InBev, Fonds Inbev Baillet Latour and Fonds President Verhelst (incorporated by reference to Exhibit 9.7 to Form F-4 filed by Ambev on June 28, 2013).

4.2

Protocol and Justification of Stock Swap Merger of Companhia de Bebidas das Américas - Ambev (Protocolo e Justificação de Incorporação de Ações), dated May 10, 2013, between the Management of Companhia de Bebidas das Américas - Ambev and the Members of the Board of Directors of Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 2.1 to Form F-4 filed by Ambev on July 8, 2013).

8.1	List of Material Subsidiaries of Ambev S.A.

11.1	Code of Business Conduct dated August 30, 2013 (English-language translation) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Ambev on March 25, 2014).

11.2

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014 (English-language translation) (incorporated by reference to Exhibit 11.2 to Form 20-F filed by Ambev on March 25, 2014).

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

AMBEV S.A.

By:         /s/ Bernardo Pinto Paiva
Name:    Bernardo Pinto Paiva
Title:       Chief Executive Officer

By:         /s/ Ricardo Rittes de Oliveira Silva
Name:    Ricardo Rittes de Oliveira Silva
Title:       Chief Financial Officer

Date: March 14, 2016.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited the accompanying consolidated balance sheet of Ambev S.A. and subsidiaries (the "Company") as of December 31, 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ambev S.A. and subsidiaries as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 14, 2016 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Sao Paulo, Brazil

March 14, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited the internal control over financial reporting of Ambev S.A. and subsidiaries (the "Company") as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2015 of the Company and our report dated March 14, 2016 expressed an unqualified opinion on those financial statements.

/s/

DELOITTE TOUCHE TOHMATSU

Auditores Independentes

Sao Paulo, Brazil

March 14, 2016

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Ambev S.A.

In our opinion, the consolidated balance sheet as of December 31, 2014 and the related consolidated income statement, statements of comprehensive income, statements of changes in equity and cash flow statements for each of two years in the period ended December 31, 2014 present fairly, in all material respects, the financial position of Ambev S.A. and its subsidiaries at December 31, 2014, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

\s\

PricewaterhouseCoopers

Auditores Independentes

São Paulo - Brazil

March 24, 2015

AMBEV S.A. FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2015, 2014 and 2013

(Expressed in millions of Brazilian Reais)

	Note	2015	2014	2013

Net sales	6	46,720.2	38,079.8	35,079.1
Cost of sales		(16,061.4)	(12,814.6)	(11,572.5)
Gross profit		30,658.8	25,265.2	23,506.6

Distribution expenses		(5,833.2)	(4,847.3)	(4,297.6)
Sales and marketing expenses		(5,344.7)	(4,311.5)	(3,762.3)
Administrative expenses		(2,281.3)	(1,820.0)	(1,748.3)
Other operating income/(expenses), net	7	1,936.1	1,629.2	1,761.6
Exceptional items	8	(357.2)	(89.0)	(29.2)
Income from operations		18,778.5	15,826.6	15,430.8

Finance cost	11	(3,562.4)	(2,648.6)	(2,495.0)
Finance income	11	1,294.2	1,173.2	933.6
Net finance result		(2,268.2)	(1,475.4)	(1,561.4)

Share of results of associate		3.1	17.4	11.4
Income before income tax		16,513.4	14,368.6	13,880.8

Income tax expense	12	(3,634.2)	(2,006.6)	(2,481.4)
Net income		12,879.2	12,362.0	11,399.4

Attributable to:
Equity holders of Ambev		12,423.8	12,065.5	9,557.3
Non-controlling interests		455.4	296.5	1,842.1

Basic earnings per share – common		0.79	0.77	0.75
Diluted earnings per share– common		0.78	0.76	0.75

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2015, 2014 and 2013

(Expressed in millions of Brazilian Reais)

	2015	2014	2013

Net income	12,879.2	12,362.0	11,399.4

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains/(losses)	(24.5)	(165.9)	201.0

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	(1,859.4)	(330.9)	(380.7)
Investment hedge - put option on a subsidiary interest	(1,071.0)	(175.2)	(118.2)
Gains/losses on translation of other foreign operations	6,344.6	1,116.4	786.5
Gains/losses on translation of foreign operations	3,414.2	610.3	287.6

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,634.6	385.2	285.0
Removed from Equity (Hedge reserve) and included in profit or loss	(970.0)	(251.2)	(220.6)
Total cash flow hedge	664.6	134.0	64.4

Other comprehensive income	4,054.3	578.4	553.0

Total comprehensive income	16,933.5	12,940.4	11,952.4

Attributable to:
Equity holders of Ambev	16,086.5	12,522.2	9,987.4
Non-controlling interest	847.0	418.2	1,965.0

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

As at December 31, 2015 and 2014

(Expressed in millions of Brazilian Reais)

Assets	Note	2015	2014

Property, plant and equipment	13	19,140.1	15,740.1
Goodwill	14	30,953.1	27,502.9
Intangible assets	15	5,092.2	3,754.9
Investments in associates		714.9	40.4
Investment securities	16	118.6	68.0
Deferred tax assets	17	2,749.9	1,392.5
Employee benefits	23	8.6	12.8
Derivative financial instruments	27	51.4	5.5
Income tax and social contributions recoverable		557.4	718.1
Other taxes recoverable		335.4	443.1
Other assets		2,140.2	1,736.5
Non-current assets		61,861.8	51,414.8

Investment securities	16	215.1	713.0
Inventories	18	4,338.2	3,411.3
Trade receivable	19	4,165.7	3,028.9
Derivative financial instruments	27	1,512.4	882.5
Income tax and social contribution recoverable		2,398.6	610.0
Other taxes receivable		796.3	971.9
Cash and cash equivalents	20	13,620.2	9,722.1
Other assets		1,268.0	1,388.8
Current assets		28,314.5	20,728.5

Total assets		90,176.3	72,143.3

Consolidated Balance Sheets (continued)

As at December 31, 2015 and 2014

(Expressed in millions of Brazilian Reais)

Equity and liabilities	Note	2015	2014

Equity	21
Issued capital		57,614.1	57,582.4
Reserves		62,574.8	59,907.1
Carrying value adjustments		(71,857.0)	(75,267.9)
Equity attributable to equity holders of Ambev		48,331.9	42,221.6
Non-controlling interests		2,001.8	1,423.1
Total Equity		50,333.7	43,644.7

Interest-bearing loans and borrowings	22	2,316.9	1,634.6
Employee benefits	23	2,221.9	1,757.0
Derivative financial instruments	27	145.1	29.9
Deferred tax liabilities	17	2,473.6	1,737.6
Taxes and contributions payable		910.0	610.9
Trade payables	25	110.1	73.9
Provisions	26	499.5	543.2
Other liabilities		1,023.6	286.7
Non-current liabilities		9,700.7	6,673.8

Bank overdrafts		2.5	99.1
Interest-bearing loans and borrowings	22	1,282.6	988.1
Wages and salaries		915.6	598.4
Dividends and interest on shareholder´s equity payable		598.6	2,435.3
Derivative financial instruments	27	4,673.0	1,909.2
Income tax and social contribution payable		1,245.3	640.4
Taxes and contributions payable		3,096.8	2,903.3
Trade payables	25	11,833.7	8,708.7
Provisions	26	123.1	139.2
Other liabilities		6,370.7	3,403.1
Current liabilities		30,141.9	21,824.8

Total liabilities		39,842.6	28,498.6

Total equity and liabilities		90,176.3	72,143.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2015	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

Net Income	-	-	-	12,423.8	-	12,423.8	455.3	12,879.1
Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	3,018.9	3,018.9	395.3	3,414.2
Cash flow hedges - gains / (losses)	-	-	-	-	666.2	666.2	(1.5)	664.7
Actuarial gain / (losses)	-	-	-	-	(22.4)	(22.4)	(2.1)	(24.5)
Total Comprehensive income	-	-	-	12,423.8	3,662.7	16,086.5	847.0	16,933.5
Capital increase	31.7	(22.6)	-	-	-	9.1	-	9.1
Put option of a subsidiary interest	-	-	-	-	(189.4)	(189.4)	-	(189.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	13.5	13.5	(7.9)	5.6
Dividends distributed	-	-	-	(2,352.4)	-	(2,352.4)	(260.4)	(2,612.8)
Interest on shareholder´s equity	-	-	(1,979.8)	(4,866.3)	-	(6,846.1)	-	(6,846.1)
Share-based payment	-	189.9	-	-	-	189.9	-	189.9
Acquired shares and result on treasury shares	-	(817.0)	-	-	-	(817.0)	-	(817.0)
Prescribed dividends	-	-	-	16.2	-	16.2	-	16.2
Accounting reversal effect of predecessor cost:	-	-	-	-	-	-	-	-
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:	-	-	-	-	-	-	-	-
Fiscal incentive reserve	-	-	1,143.6	(1,143.6)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	2,039.2	(2,039.2)	-	-	-	-
Investments reserve	-	-	2,114.4	(2,114.4)	-	-	-	-
At December 31, 2015	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Adjustments to Equity Valuation	Total	Non-controlling interests	Total equity
At January 1, 2014	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

Net Income	-	-	-	12,065.5	-	12,065.5	296.5	12,362.0
Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	488.7	488.7	121.6	610.3
Cash flow hedges - gains / (losses)	-	-	-	-	133.6	133.6	0.2	133.9
Actuarial gain / (losses)	-	-	-	-	(165.6)	(165.6)	(0.3)	(165.8)
Total Comprehensive income	-	-	-	12,065.5	456.7	12,522.2	418.2	12,940.4
Prior year adjustment (i)	-	-	-	(24.1)	89.4	65.3	-	65.3
Capital increase	581.6	(423.9)	-	-	-	157.7	-	157.7
Expenses on issue of shares	-	(0.9)	-	-	-	(0.9)	-	(0.9)
Amount paid ABI - Bucanero	-	-	-	-	(505.3)	(505.3)	-	(505.3)
Gains/(losses) of controlling interest´s share	-	-	-	-	(4.2)	(4.2)	(7.4)	(11.6)
Dividends distributed	-	-	(1,591.2)	(5,492.2)	-	(7,083.4)	(219.9)	(7,303.3)
Interest on shareholder´s equity	-	-	(2,412.2)	(1,569.2)	-	(3,981.4)	-	(3,981.4)
Accrued interest on shareholder´s equity to distribute	-	-	-	(2,042.6)	-	(2,042.6)	-	(2,042.6)
Share-based payment	-	154.3	-	-	-	154.3	-	154.3
Acquired shares and result on treasury shares	-	(68.6)	-	-	-	(68.6)	-	(68.6)
Prescribed dividends	-	-	-	16.1	-	16.1	-	16.1
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:
Fiscal incentive reserve	-	-	1,022.7	(1,022.7)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	1,508.4	(1,508.4)	-	-	-	-
Investment reserve	-	-	498.3	(498.3)	-	-	-	-
At December 31, 2014	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

(i)    In order to consolidate its distributors, subsidiaries in Canada, the Company used to adopt the proportional consolidation method. Aligned with IFRS 11(R), the Company has adopted the Equity Method.

The accompanying notes are an integral part of these consolidated financial statements.

6

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Adjustments to Equity Valuation	Total	Non-controlling interests	Total equity

At January 1, 2013	249.1	-	51.6	-	25,097.2	25,397.9	12,125.0	37,522.9

Net income	-	-	-	7,322.8	2,234.5	9,557.3	1,842.1	11,399.4
Other comprehensive income
Translation reserves - gains / (losses)	-	-	-	-	165.6	165.6	122.0	287.6
Cash flow hedges - gains / (losses)	-	-	-	-	62.4	62.4	1.9	64.3
Actuarial gains / (losses)	-	-	-	-	202.0	202.0	(1.0)	201.0
Total Comprehensive income	-	-	-	7,322.8	2,664.5	9,987.3	1,965.0	11,952.3
Capital increase (i)	8,224.3	6,775.0	1,431.9	-	(16,413.7)	17.5	-	17.5
Stock swap merger – capital increase	48,527.4	48,527.4	-	-	-	97,054.8	(97,054.8)	-
Stock swap merger – carrying value adjustments	-	-	-	-	(85,242.6)	(85,242.6)	85,242.6	-
Expenses on issue of shares	-	(26.9)	-	-	-	(26.9)	-	(26.9)
Put option of a subsidiary interest	-	-	-	-	(54.1)	(54.1)	-	(54.1)
Gains/(losses) of non-controlling interest´s share	-	-	-	-	(28.2)	(28.2)	(176.1)	(204.3)
Dividends distributed	-	-	(13.1)	(2,035.9)	-	(2,049.0)	(73.2)	(2,122.2)
Dividends accrued to distribute	-	-	-	(915.1)	-	(915.1)	-	(915.1)
Acquire shares and result on treasury shares	-	(28.8)	-	-	-	(28.8)	-	(28.8)
Share-based payment	-	115.7	-	-	-	115.7	-	115.7
Prescribed dividends	-	-	-	15.6	-	15.6	-	15.6
Effects of predecessor basis of accounting (ii)	-	-	-	-	(1,251.7)	(1,251.7)	(796.3)	(2,048.0)
Reserves destination:
Fiscal incentive reserve	-	-	418.0	(418.0)	-	-	-	-
Investments reserve	-	-	906.0	(906.0)	-	-	-	-
Additional dividends	-	-	3,063.4	(3,063.4)	-	-	-	-
At December 31, 2013	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

(i) Refers to capital increase through the contribution of shares. This increase was performed at cost value, without any capital gain or loss.

(ii) Mainly refers to the effects of distribution of results from subsidiary until April, 2013, accounted under predecessor basis.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2015, 2014  and  2013

 (Expressed in millions of Brazilian Reais)

	Note	2015	2014	2013

Net income		12,879.2	12,362.0	11,399.4
Depreciation, amortization and impairment		3,074.6	2,392.5	2,105.1
Impairment losses on receivables and inventories		97.7	99.6	117.1
Additions in provisions and employee benefits		483.1	169.1	203.2
Net finance cost	11	2,268.2	1,475.4	1,561.4
Gain on sale of property, plant and equipment and intangible assets		(27.9)	(33.9)	(24.7)
Gain on sale of operations in subsidiaries		(25.1)	-	-
Equity-settled share-based payment expense	24	197.1	161.1	182.2
Income tax expense	12	3,634.2	2,006.6	2,481.4
Share of result of associates		(3.1)	(17.4)	(11.4)
Other non-cash items included in the profit		(1,305.7)	(320.1)	(228.1)
Cash flow from operating activities before changes in working capital and provisions		21,272.3	18,294.9	17,785.6

Increase in trade and other receivables		(380.8)	(502.6)	(1,178.1)
Increase in inventories		(681.5)	(589.0)	(417.6)
Increase in trade and other payables		5,083.2	1,577.4	1,279.9
Cash generated from operations		25,293.2	18,780.7	17,469.8

Interest paid		(257.3)	(699.6)	(431.5)
Interest received		656.2	349.4	605.4
Dividends received		14.8	21.0	136.0
Income tax paid		(2,126.1)	(2,555.8)	(2,464.9)
Cash flow from operating activities		23,580.8	15,895.7	15,314.8

Proceeds from sale of property, plant and equipment and intangible assets		99.8	152.0	112.2
Proceeds from sale of operations in subsidiaries		94.3	-	-
Acquisition of property, plant and equipment and intangible assets		(5,261.2)	(4,493.1)	(3,810.3)
Acquisition of subsidiaries, net of cash acquired		(1,212.2)	(10.7)	(254.9)
Acquisition of other investments		(123.5)	-	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		403.8	(445.7)	141.7
Net proceeds/(acquisition) of other assets		2.0	29.5	-
Cash flow from investing activities		(5,997.0)	(4,768.0)	(3,811.3)

Capital increase	21	9.9	157.6	17.4
Capital increase of non-controlling interests	21	-	-	172.4
Repurchase of treasury shares		(824.2)	(74.2)	(37.7)
Proceeds from borrowings		4,964.6	1,005.2	331.4
Repayment of borrowings		(5,653.0)	(1,790.3)	(991.2)
Cash net of finance costs other than interests		(2,326.9)	(380.9)	(1,663.8)
Payment of finance lease liabilities		(8.1)	(1.6)	(1.5)
Dividends paid		(11,490.2)	(12,059.6)	(7,333.7)
Cash flow from financing activities		(15,327.9)	(13,143.8)	(9,506.7)

Net increase/(decrease) in cash and cash equivalents		2,256.0	(2,016.1)	1,996.8
Cash and cash equivalents less bank overdrafts at beginning of year (i)		9,623.0	11,538.2	9,259.2
Effect of exchange rate fluctuations		1,738.7	100.9	282.2
Cash and cash equivalents less bank overdrafts at end of year (i)		13,617.7	9,623.0	11,538.2

 (i) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements:

1	Corporate information
2	Statement of compliance
3	Summary of significant accounting practices
4	Use of estimates and judgments
5	Segment reporting
6	Net sales
7	Other operating income/(expenses)
8	Exceptional items
9	Payroll and related benefits
10	Additional information on operating expenses by nature
11	Finance cost and income
12	Income tax and social contribution
13	Property, plant and equipment
14	Goodwill
15	Intangible assets
16	Investment securities
17	Deferred income tax and social contribution
18	Inventories
19	Trade receivables
20	Cash and cash equivalents
21	Changes in equity
22	Interest-bearing loans and borrowings
23	Employee benefits
24	Share-based payments
25	Trade payables
26	Provisions
27	Financial instruments and risks
28	Operating leases
29	Collateral and contractual commitments with suppliers, advances from customers and other
30	Contingencies
31	Non - cash items
32	Related parties
33	Group companies
34	Insurance
35	Events after the reporting period

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

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V/S.A. (“ABI”) and Fundação Antonio e Helena Zerrener Instituição Nacional de Beneficência (“Fundação Zerrener”).

The financial statements were approved by the Board of Directors on February 22, 2016.

(b)   Major corporate events in 2013, 2014 and 2015:

During 2015 the Company, through its subsidiaries, effected the purchase of companies like Wals (“Tropical Juice”), Colorado (“Beertech Bebidas”), Bogota Beer Company (“BBC”), Cervecería BBC SAS (“Cerveceria BBC”), Mill Street Brewery (“Mill St. Brewery”) and Banks Holding Limited (“BHL”). Along with Wirhpool has initiated the setting-up of the one joint venture, named B. Blend, being the first platform beverages in capsules all-in-one of the world.

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

On October 1, 2014, Londrina Bebidas Ltda. (“Londrina Beverages”) was merged with and into Ambev S.A in Extraordinary General Meeting (“EGM”) held on such date.

As a result, the Company. received Londrina Beverages’s assets, rights and liabilities for their carrying amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

The net assets incorporated by the Company is as follow:

	Companhia de Bebidas das Américas S.A.	Ambev Brasil Bebidas S.A.	BSA Bebidas Ltda.	Londrina Bebidas Ltda.
	01/01/2014	01/01/2014	01/01/2014	10/01/2014
Assets
Current assets	11,027.6	1,133.5	61.3	519.6
Non-current assets	47,220.2	4,906.1	2.7	737.7
Total assets	58,247.8	6,039.6	64.0	1,257.3

Liabilities
Current liabilities	10,258.1	3,059.1	24.7	304.1
Non-current liabilities	12,630.6	912.7	5.8	578.8
Total liabilities	22,888.7	3,971.8	30.5	882.9

Net Assets	35,359.1	2,067.8	33.5	374.4

On January, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s equity interest in Cerbuco Brewing Inc. (“Cerbuco”), which owns a controlling interest in Bucanero S.A. (“Bucanero”), leader company in the Cuban beer business.

The company accounted for its acquisition in Cerbuco as a common control transfer and reflected retrospectively the consolidation of the subsidiary at ABI’s carrying value. The difference between the amount paid and ABI’s net assets acquired was accounted in equity.

On March 1, 2014, ABI and the Company entered, through its subsidiaries, into licensing agreements by which the Company's subsidiaries related to Canada’s operations acquired the exclusive rights to import, sell, distribute and market Corona branded products and related brands, including but not limited to Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo as well as the exclusive license to use the brands related to these products in Canada.

The Company recorded an intangible asset with definite useful life in the amount of R$150.9 in exchange for consideration transferred.

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

2. STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were effective as of December 31, 2015.

3. SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of December 31, 2015 in relation to those presented in the financial statements for the year ended December 31, 2014 and 2013.

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

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards by the Company.

IFRS 9 Financial Instruments:

The IFRS 9, which will replace IAS 39, introduces new requirements for classification, measurement and write-off of financial assets and liabilities. In this new standard the basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial instruments. Also introduces a new hedge accounting model and impairment test for financial instruments. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

IFRS 15 Revenue from Contracts with Customers:

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration to which the company expects to be entitled in exchange for those goods or services. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted.

IFRS 16 – Leases:

The IFRS 16, which supersedes IAS 17, introduces a new accounting recognition for the lessee by the recognition of lease assets and a financial liability, with rare exceptions.

IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted.

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

Business combination between entities under common control

Business combinations between entities under common control have not been addressed by IFRS. The IFRS 3 – Business Combinations is the pronouncement that shall be applied to business combinations, however it explicitly excludes business combinations between entities under common control from its scope.

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

(c)    Foreign currency translation

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

Conversion of the financial statements of subsidiaries located abroad

Assets and liabilities of subsidiaries located abroad are translated at foreign exchange rates prevailing at the balance sheet date, while amounts from income statement and cash flows are translated at average exchange rates for the year and the changes in equity are translated at historical exchange rates of each transaction. The translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

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

Net investment in a foreign operation

An entity may have a monetary item that is receivable from or payable to a foreign operation which settlement is neither planned nor likely to occur in the foreseeable future and do not include trade receivables or trade payables. Exchange differences arising shall be recognised initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2015	2014	2013	2015	2014	2013

CAD	Canadian Dollars	Canada and Cuba	2.8124	2.2932	2.2021	2.5661	2.1372	2.0945
DOP	Dominican Pesos	Dominican republic	0.0860	0.0601	0.0551	0.0725	0.0540	0.0517
USD	US Dollar	Ecuador, Panama and Cuba(i)	3.9048	2.6562	2.3426	3.2596	2.3488	2.1574
GTQ	Quetzal	Guatemala	0.5129	0.3508	0.2998	0.4265	0.3042	0.2744
PEN	Novo Sol	Peru	1.1440	0.8934	0.8360	1.0396	0.8285	0.8002
ARS	Argentinean Peso	Argentina	0.3003	0.3106	0.3594	0.3581	0.2893	0.3961
BOB	Bolivian Peso	Bolivia	0.5610	0.3816	0.3366	0.4683	0.3375	0.3100
PYG	Guarani	Paraguai	0.0007	0.0006	0.0005	0.0006	0.0005	0.0005
UYU	Uruguayan Peso	Uruguay	0.1304	0.1090	0.1093	0.1197	0.1012	0.1052
CLP	Chilean Peso	Chile	0.0055	0.0044	0.0045	0.0050	0.0041	0.0044
COP	Colombian Peso	Colombia	0.0012	-	-	0.0012	-	-

(i) The functional currency of Cuba, the Cuban convertible peso (“CUC”), has a fixed parity with the dollar (“USD”) at balance sheet date.

(d)   Segment reporting

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

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil, where we operate two business sub units: (i) beer and (ii) CSD; and (b) in Central America Operations, excluding Latin America South (“CAC”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica and Antigua), Guatemala (which also serves El Salvador and Nicaragua) and Cuba;

▪  Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador, Peru and Colombia;

▪  Canada, represented by Labatt’s operations.

(e)    Revenue recognition

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

Finance income

Finance income consists of interest received or receivable on funds invested, foreign exchange gains, gains on currency hedging instruments offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as held for trading, as well as any gains from hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt.

(f)    Expenses

Royalty expenses

Royalties are recognized on an accrual basis and are classified as cost of goods sold.

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

(g)   Exceptional items

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

(h)   Income tax and social contribution

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

The deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 – Income Taxes prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (i) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss; and (ii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

(i)     Property, plant and equipment

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

Property, plant and equipment, and depreciation include the effects of the predecessor basis of accounting, according the Note 1 - Corporate information.

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

The assets residual values and useful lives are reviewed at least annually. Management uses judgment to assess and ascertain the useful lives of these assets.

Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amount and are recognized in Other operating income/(expenses) in the income statement.

(j)     Goodwill

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

Goodwill includes the effects of the predecessor basis of accounting.

(k)   Intangible assets

Amortization related to intangible assets is included within the cost of sales if production related and in sales and marketing if related to commercial activities.

Supply and distribution rights

A distribution right is the right to sell specified products in a certain territory.

Acquired distribution rights are measured initially at cost or fair value when obtained through a business combination.

Amortization related to distribution rights is included within sales and marketing expenses.

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

Amortization related to software is included in cost of sales, distribution and sales expenses, marketing expenses or administrative expenses based on the activity the software supports.

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

Amortization

Intangible assets with definite useful lives are amortized based on the straight-line method over their estimated useful lives. Licenses, supply and distribution rights are amortized over the period in which the rights exist. Brands are considered to have an indefinite life and, therefore, are not amortized. Software and capitalized development cost related to technology are amortized over 3 to 5 years.

Items that are not amortized are tested for impairment on an annual basis.

(l)      Inventories

Inventories are valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in determining the cost of inventories.

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

Inventories are written down on a case-by-case basis if the anticipated net realizable value declines below its carrying amount. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

(m) Trade receivables

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

(n)   Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with original maturities of three months or less with insignificant risks of changes in value, and readily convertible into cash. They are stated at face value, which approximates their fair value.

For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

(o)   Equity

Issued capital

The Company's issued capital consists only of common shares.

Repurchase of shares

When the Company buys back its own shares, the amount paid, including any additional costs directly attributable is recognized as a deduction from equity attributable to shareholders, in “Treasury shares” line item.

Share issuance costs

Incremental costs directly attributable to the issuance of new shares or options are presented in equity as a deduction, net of tax, from the proceeds.

Dividends and Interest on shareholder’s equity

Dividends and interest on shareholder’s equity are recognized in the liability on the date that are approved on Board of Directors Meeting and when individually credited to the Company’s shareholders, except the minimum statutory dividends provided by the Company’s bylaws, that are recognized as a liability when applicable, at the end of each fiscal year.

The expense of interest attributable to capital to shareholders is recognized in income for calculation of Brazilian income and social contribution tax and after are reclassified from shareholders' equity for presentation purposes in financial statements.

(p)   Interest-bearing loans and borrowings

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

(q)   Employee benefits

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

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Uruguai, Bolivia and Canada.

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

(r)    Share-based payments

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

(s)    Trade payables

Trade payables are recognized initially at fair value and subsequently at amortized cost using the effective interest method.

(t)     Provisions

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

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for, but recognized when expenses are incurred. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

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

(u)   Financial assets and liabilities

v.i) Classification

The Company classifies its financial assets and liabilities in the following categories: (1) at fair value through profit or loss, (2) loans and receivables, (3) held to maturity  and (4) available for sale. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial assets at initial recognition.

v.i.1) Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit or loss are financial instruments held for trading. A financial asset is classified in this category if acquired principally for the purpose of being sold in the short term. Derivatives are also categorized as held for trading unless they are designated as hedges.

In general, financial instruments of this category are classified as short-term investments securities, on current assets. Investments with maturities beyond one year may be classified as short-term based on Management's intent and ability to withdraw them within less than one year, as well as, considering their highly liquid nature and the fact that they represent cash available to fund current operations.

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

v.ii) Recognition and measurement

Purchases and sales of financial assets and liabilities are recognized on the trade date - the date on which the Company undertakes to buy or sell the asset.

Financial assets and liabilities are realized when the rights to receive cash flows from investments have expired or have been transferred, in this case, when the Company has transferred substantially all risks and benefits of ownership.

v.ii.1) Financial assets and liabilities at fair value through profit or loss

Financial assets and liabilities at fair value through profit and loss are initially recognized at fair value and transaction costs are charged to the income statement. Subsequently, they are carried at fair value. Gains or losses arising from changes in the fair value of financial instruments at fair value through profit or loss are presented in the income statement in the period in which they arise.

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

(v)   Impairment of non-financial assets

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

Goodwill, intangible assets that are not yet available for use and intangibles with an indefinite useful life are tested for impairment at least annually at the business unit level (which is one level below the reportable segment) or whenever there is any indication of impairment.

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

Non-financial assets other than goodwill are reviewed for possible reversal of the impairment at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

Subsequent to initial recognition, derivative financial instruments are re-measured to their fair value at the balance sheet date. Changes in fair value of derivative financial instruments are recognized in the income statement, except when they are designated as hedge instruments, when any effective portion of gain or loss is recognized directly in other comprehensive income.

Cash flow, net investment or fair value hedge accounting is applied to all hedges that qualify for hedge accounting under IAS 39 – Financial Instruments: Recognition and Measurement requirements, such as the required hedge documentation, including hedge effectiveness tests.

Cash flow hedge accounting

When a derivative financial instrument hedges the variability in cash flows of a recognized asset or liability, the foreign currency risk and the fluctuation of commodity prices associated with a highly probable forecasted transaction, the effective portion of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (cash flow hedging reserve). The ineffective portion of any resulting gain or loss is recognized in the income statement.

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

Net investment hedge accounting

When a derivative financial instrument hedges the net investment in foreign operations, the effective part of any resulting gain or loss on the derivative financial instrument is recognized directly in other comprehensive income (translation reserve), while any gains or losses relating to the ineffective portion are recognized in the income statement.

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

(x)   Accounting for operating leases

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

(y)   Government grants

The Company has benefits from Brazilian state tax incentive programs to promote industrial development including the deferral of payment of taxes. These State programs are to promote long-term increases in employment, industrial decentralization, as well as complement and diversify the industrial states.

In the case of these States, the tax terms are foreseen in tax law. When conditions to obtain these grants exist, they are under the Company's control. The benefits for the postponement in the payment of such taxes are recorded in the income statement, on an accrual basis.

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

4. USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in conformity with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each of its significant accounting policies reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) predecessor basis of accounting (Note 3 (c));

(ii) business combinations (Note 3 (c), and (k));

(iii) impairment (Note 3 (v.i) and (w));

(iv) provisions (Note 3 (u));

(v) share-based payments (Note 3 (s));

(vi) employee benefits (Note 3 (r));

(vii) current and deferred tax (Note 3 (i));

(viii) joint arrangements (Note 3 (c)); and

(iv) measurement of financial instruments, including derivatives (Note 3 (x)).

The fair values of acquired identifiable intangibles are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.  These calculations are based on estimates of future cash flows.

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

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the group are involved in tax audits and local inquiries usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion. In assessing the amount of any income tax provisions to be recognized in the financial statements, estimation is made of the expected successful settlement of these matters. Estimates of interest and penalties on tax liabilities are also recorded. Where the final outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the income statement of the period such determination is made.

5. SEGMENT REPORTING

Segment information is presented in millions of Brazilian Reais.

(a)    Reportable segments:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net sales	29,654.9	26,470.7	23,767.3	11,255.6	6,955.7	7,051.7	5,809.7	4,653.4	4,260.1	46,720.2	38,079.8	35,079.1
Cost of sales	(9,921.3)	(8,807.5)	(7,727.2)	(4,306.8)	(2,607.3)	(2,605.1)	(1,833.3)	(1,399.8)	(1,240.2)	(16,061.4)	(12,814.6)	(11,572.5)
Gross profit	19,733.6	17,663.2	16,040.1	6,948.8	4,348.4	4,446.6	3,976.4	3,253.6	3,019.9	30,658.8	25,265.2	23,506.6
Distribution expenses	(3,709.6)	(3,299.2)	(2,920.1)	(1,047.5)	(681.7)	(667.6)	(1,076.1)	(866.4)	(709.9)	(5,833.2)	(4,847.3)	(4,297.6)
Sales and marketing expenses	(3,264.0)	(2,954.8)	(2,492.5)	(1,294.8)	(740.1)	(746.1)	(785.9)	(616.6)	(523.7)	(5,344.7)	(4,311.5)	(3,762.3)
Administrative expenses	(1,599.8)	(1,398.8)	(1,312.9)	(428.0)	(254.6)	(258.0)	(253.4)	(166.6)	(177.4)	(2,281.3)	(1,820.0)	(1,748.3)
Other operating income/(expenses)	1,871.5	1,620.9	1,768.0	60.3	11.6	(12.3)	4.2	(3.3)	5.9	1,936.1	1,629.2	1,761.6
Normalized income from operations (normalized EBIT)	13,031.7	11,631.3	11,082.6	4,238.8	2,683.6	2,762.6	1,865.2	1,600.7	1,614.8	19,135.7	15,915.6	15,460.0
Exceptional items	(273.9)	(50.2)	(12.7)	(39.9)	(28.8)	(9.9)	(43.4)	(10.0)	(6.6)	(357.2)	(89.0)	(29.2)
Income from operations (EBIT)	12,757.8	11,581.1	11,069.9	4,198.9	2,654.8	2,752.7	1,821.8	1,590.7	1,608.2	18,778.5	15,826.6	15,430.8
Net finance result	(1,842.9)	(972.1)	(902.9)	(868.6)	(540.6)	(668.8)	443.3	37.3	10.3	(2,268.2)	(1,475.4)	(1,561.4)
Share of result of associates	1.9	11.3	9.8	-	-	-	1.2	6.1	1.6	3.1	17.4	11.4
Income before income tax	10,916.8	10,620.3	10,176.8	3,330.3	2,114.2	2,083.9	2,266.3	1,634.1	1,620.1	16,513.4	14,368.6	13,880.8
Income tax expense	(1,884.7)	(845.2)	(1,098.3)	(1,154.1)	(733.7)	(985.8)	(595.5)	(427.7)	(397.3)	(3,634.2)	(2,006.6)	(2,481.4)
Net income	9,032.1	9,775.1	9,078.5	2,176.2	1,380.5	1,098.1	1,670.8	1,206.4	1,222.8	12,879.2	12,362.0	11,399.4

Normalized EBITDA	15,274.6	13,422.7	12,624.9	4,877.8	3,098.7	3,150.3	2,057.3	1,754.5	1,789.9	22,209.7	18,275.9	17,565.1
Exceptional items	(273.9)	(50.2)	(12.7)	(39.9)	(28.8)	(9.9)	(43.4)	(10.0)	(6.6)	(357.2)	(89.0)	(29.2)
Depreciation, amortization and impairment excluding exceptional items	(2,242.9)	(1,791.4)	(1,542.3)	(639.0)	(415.1)	(387.7)	(192.1)	(153.8)	(175.1)	(3,074.0)	(2,360.3)	(2,105.1)
Net finance result	(1,842.9)	(972.1)	(902.9)	(868.6)	(540.6)	(668.8)	443.3	37.3	10.3	(2,268.2)	(1,475.4)	(1,561.4)
Share of results of associates	1.9	11.3	9.8	-	-	-	1.2	6.1	1.6	3.1	17.4	11.4
Income tax expense	(1,884.7)	(845.2)	(1,098.3)	(1,154.1)	(733.7)	(985.8)	(595.5)	(427.7)	(397.3)	(3,634.2)	(2,006.6)	(2,481.4)
Net income	9,032.1	9,775.1	9,078.5	2,176.2	1,380.5	1,098.1	1,670.8	1,206.4	1,222.8	12,879.2	12,362.0	11,399.4

Normalized EBITDA margin in %	51.5%	50.7%	53.1%	43.3%	44.5%	44.7%	35.4%	37.7%	42.0%	47.5%	48.0%	50.1%

Acquisition of property, plant and equipment	3,442.0	3,430.8	2,958.6	1,654.1	903.4	645.0	285.8	183.3	206.7	5,381.9	4,517.5	3,810.3
Additions to / (reversals of) provisions	488.3	326.5	406.6	36.1	17.1	2.9	(6.7)	-	4.8	517.7	343.6	414.3

	2,015	2014	2013	2015	2014	2013	2015	2014	2013	2015	2014	2013
Segment assets	47,282.3	42,504.5	40,217.8	12,757.7	9,323.0	8,135.7	9,264.6	7,024.7	6,611.2	69,304.6	58,852.2	54,964.7
Intersegment elimination										(1,996.3)	(1,618.1)	(927.4)
Non-segmented assets										22,868.0	14,909.2	15,047.9
Total assets										90,176.3	72,143.3	69,085.2

Segment liabilities	20,998.7	16,564.8	14,336.1	5,093.9	3,836.6	2,873.1	3,608.6	2,665.9	2,451.0	29,701.2	23,067.3	19,660.2
Intersegment elimination										(1,996.3)	(1,618.1)	(927.4)
Non-segmented liabilities										62,471.4	50,694.1	50,352.4
Total liabilities										90,176.3	72,143.3	69,085.2

(i) Latin America – North: includes operations in Brazil and CAC (Cuba, Guatemala and Dominican Republic).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(b) Additional information – by Business unit:

	Latin America - north
	Beer			Soft drink			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net sales	25,145.9	22,135.2	19,784.7	4,509.0	4,335.5	3,982.6	29,654.9	26,470.7	23,767.3
Cost of sales	(7,812.3)	(6,815.1)	(5,866.5)	(2,109.0)	(1,992.4)	(1,860.7)	(9,921.3)	(8,807.5)	(7,727.2)
Gross profit	17,333.6	15,320.1	13,918.2	2,400.0	2,343.1	2,121.9	19,733.6	17,663.2	16,040.1
Distribution expenses	(3,030.0)	(2,689.3)	(2,378.4)	(679.6)	(609.9)	(541.7)	(3,709.6)	(3,299.2)	(2,920.1)
Sales and marketing expenses	(3,015.9)	(2,708.6)	(2,265.0)	(248.1)	(246.2)	(227.5)	(3,264.0)	(2,954.8)	(2,492.5)
Administrative expenses	(1,455.0)	(1,289.2)	(1,171.2)	(144.8)	(109.6)	(141.7)	(1,599.8)	(1,398.8)	(1,312.9)
Other operating income/(expenses)	1,550.3	1,326.6	1,392.4	321.2	294.3	375.6	1,871.5	1,620.9	1,768.0
Normalized income from operations (normalized EBIT)	11,383.0	9,959.6	9,496.0	1,648.7	1,671.7	1,586.6	13,031.7	11,631.3	11,082.6
Exceptional items	(271.1)	(38.4)	(11.0)	(2.8)	(11.8)	(1.7)	(273.9)	(50.2)	(12.7)
Income from operations (EBIT)	11,111.9	9,921.2	9,485.0	1,645.9	1,659.9	1,584.9	12,757.8	11,581.1	11,069.9
Net finance result	(1,842.0)	(972.1)	(902.9)	(0.9)	-	-	(1,842.9)	(972.1)	(902.9)
Share of result of associates	1.9	11.3	9.8	-	-	-	1.9	11.3	9.8
Income before income tax	9,271.8	8,960.4	8,591.9	1,645.0	1,659.9	1,584.9	10,916.8	10,620.3	10,176.8
Income tax expense	(1,884.7)	(845.2)	(1,098.3)	-	-	-	(1,884.7)	(845.2)	(1,098.3)
Net income	7,387.1	8,115.2	7,493.6	1,645.0	1,659.9	1,584.9	9,032.1	9,775.1	9,078.5

Normalized EBITDA	13,205.8	11,426.4	10,759.6	2,068.8	1,996.3	1,865.3	15,274.6	13,422.7	12,624.9
Exceptional items	(271.1)	(38.4)	(11.0)	(2.8)	(11.8)	(1.7)	(273.9)	(50.2)	(12.7)
Depreciation. amortization and impairment excluding exceptional items	(1,822.8)	(1,466.8)	(1,263.6)	(420.1)	(324.6)	(278.7)	(2,242.9)	(1,791.4)	(1,542.3)
Net finance result	(1,842.0)	(972.1)	(902.9)	(0.9)	-	-	(1,842.9)	(972.1)	(902.9)
Share of results of associates	1.9	11.3	9.8	-	-	-	1.9	11.3	9.8
Income tax expense	(1,884.7)	(845.2)	(1,098.3)	-	-	-	(1,884.7)	(845.2)	(1,098.3)
Net income	7,387.1	8,115.2	7,493.6	1,645.0	1,659.9	1,584.9	9,032.1	9,775.1	9,078.5

Normalized EBITDA margin in %	52.5%	51.6%	54.4%	45.9%	46.0%	46.8%	51.5%	50.7%	53.1%

	Brazil
	Beer			Soft Drink			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net sales	22,441.3	20,468.7	18,407.1	3,884.8	3,914.2	3,633.7	26,326.1	24,382.9	22,040.8
Cost of sales	(6,757.6)	(6,162.4)	(5,323.7)	(1,600.7)	(1,670.8)	(1,588.1)	(8,358.3)	(7,833.2)	(6,911.8)
Gross profit	15,683.7	14,306.3	13,083.4	2,284.1	2,243.4	2,045.6	17,967.8	16,549.7	15,129.0
Distribution expenses	(2,754.0)	(2,516.5)	(2,217.4)	(598.2)	(562.4)	(496.1)	(3,352.2)	(3,078.9)	(2,713.5)
Sales and marketing expenses	(2,691.3)	(2,493.4)	(2,116.9)	(182.6)	(190.0)	(188.1)	(2,873.9)	(2,683.4)	(2,305.0)
Administrative expenses	(1,341.5)	(1,211.8)	(1,074.0)	(99.9)	(81.8)	(112.9)	(1,441.4)	(1,293.6)	(1,186.9)
Other operating income/(expenses)	1,551.2	1,329.6	1,409.8	320.4	294.3	365.6	1,871.6	1,623.9	1,775.4
Normalized income from operations (normalized EBIT)	10,448.1	9,414.2	9,084.9	1,723.8	1,703.5	1,614.1	12,171.9	11,117.7	10,699.0
Exceptional items	(265.2)	(11.4)	(6.3)	(0.3)	(0.2)	-	(265.5)	(11.6)	(6.3)
Income from operations (EBIT)	10,182.9	9,402.8	9,078.6	1,723.5	1,703.3	1,614.1	11,906.4	11,106.1	10,692.7
Net finance result	(1,885.7)	(997.5)	(893.4)	-	-	-	(1,885.7)	(997.5)	(893.4)
Share of result of associates	1.9	11.3	9.8	-	-	-	1.9	11.3	9.8
Income before income tax	8,299.1	8,416.6	8,195.0	1,723.5	1,703.3	1,614.1	10,022.6	10,119.9	9,809.1
Income tax expense	(1,615.3)	(749.3)	(994.3)	-	-	-	(1,615.3)	(749.3)	(994.3)
Net income	6,683.8	7,667.3	7,200.7	1,723.5	1,703.3	1,614.1	8,407.3	9,370.6	8,814.8

Normalized EBITDA	12,038.9	10,744.5	10,229.8	2,061.8	1,980.5	1,852.9	14,100.7	12,725.0	12,082.7
Exceptional items	(265.2)	(11.4)	(6.3)	(0.3)	(0.2)	-	(265.5)	(11.6)	(6.3)
Depreciation. amortization and impairment excluding exceptional items	(1,590.8)	(1,330.3)	(1,144.9)	(338.0)	(277.0)	(238.8)	(1,928.8)	(1,607.3)	(1,383.7)
Net finance result	(1,885.7)	(997.5)	(893.4)	-	-	-	(1,885.7)	(997.5)	(893.4)
Share of results of associates	1.9	11.3	9.8	-	-	-	1.9	11.3	9.8
Income tax expense	(1,615.3)	(749.3)	(994.3)	-	-	-	(1,615.3)	(749.3)	(994.3)
Net income	6,683.8	7,667.3	7,200.7	1,723.5	1,703.3	1,614.1	8,407.3	9,370.6	8,814.8

Normalized EBITDA margin in %	53.6%	52.5%	55.6%	53.1%	50.6%	51.0%	53.6%	52.2%	54.8%

	CAC
	Beer			Soft Drink			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net sales	2,704.6	1,666.5	1,377.6	624.2	421.3	348.9	3,328.8	2,087.8	1,726.5
Cost of sales	(1,054.7)	(652.7)	(542.8)	(508.3)	(321.6)	(272.6)	(1,563.0)	(974.3)	(815.4)
Gross profit	1,649.9	1,013.8	834.8	115.9	99.7	76.3	1,765.8	1,113.5	911.1
Distribution expenses	(276.0)	(172.8)	(161.0)	(81.4)	(47.5)	(45.6)	(357.4)	(220.3)	(206.6)
Sales and marketing expenses	(324.7)	(215.2)	(148.1)	(65.4)	(56.2)	(39.4)	(390.1)	(271.4)	(187.5)
Administrative expenses	(113.4)	(77.4)	(97.2)	(44.9)	(27.8)	(28.8)	(158.3)	(105.2)	(126.0)
Other operating income/(expenses)	(1.0)	(3.0)	(17.4)	0.8	-	10.0	(0.2)	(3.0)	(7.4)
Normalized income from operations (normalized EBIT)	934.8	545.4	411.1	(75.0)	(31.8)	(27.5)	859.8	513.6	383.6
Exceptional items	(5.9)	(27.0)	(4.7)	(2.5)	(11.6)	(1.7)	(8.4)	(38.6)	(6.4)
Income from operations (EBIT)	928.9	518.4	406.4	(77.5)	(43.4)	(29.2)	851.4	475.0	377.2
Net finance result	43.7	25.4	(9.5)	(0.9)	-	-	42.8	25.4	(9.5)
Income before income tax	972.6	543.8	396.9	(78.4)	(43.4)	(29.2)	894.2	500.4	367.7
Income tax expense	(269.4)	(95.9)	(104.0)	-	-	-	(269.4)	(95.9)	(104.0)
Net income	703.2	447.9	292.9	(78.4)	(43.4)	(29.2)	624.8	404.5	263.7

Normalized EBITDA	1,166.8	681.9	529.8	7.1	15.8	12.4	1,173.9	697.7	542.2
Exceptional items	(5.9)	(27.0)	(4.7)	(2.5)	(11.6)	(1.7)	(8.4)	(38.6)	(6.4)
Depreciation, amortization and impairment excluding exceptional items	(232.0)	(136.5)	(118.7)	(82.1)	(47.6)	(39.9)	(314.1)	(184.1)	(158.6)
Net finance result	43.7	25.4	(9.5)	(0.9)	-	-	42.8	25.4	(9.5)
Income tax expense	(269.4)	(95.9)	(104.0)	-	-	-	(269.4)	(95.9)	(104.0)
Net income	703.2	447.9	292.9	(78.4)	(43.4)	(29.2)	624.8	404.5	263.7

Normalized EBITDA margin in %	43.1%	40.9%	38.4%	1.1%	3.8%	3.6%	35.3%	33.4%	31.4%

	Latin America - south
	Beer			Soft drink			Total
	2015	2014	2013	2015	2014	2013	2015	2014	2013

Net sales	8,907.1	5,294.9	5,152.0	2,348.5	1,660.8	1,899.7	11,255.6	6,955.7	7,051.7
Cost of sales	(3,014.0)	(1,628.4)	(1,530.8)	(1,292.8)	(978.9)	(1,074.3)	(4,306.8)	(2,607.3)	(2,605.1)
Gross profit	5,893.1	3,666.5	3,621.2	1,055.7	681.9	825.4	6,948.8	4,348.4	4,446.6
Distribution expenses	(658.9)	(405.0)	(398.2)	(388.6)	(276.7)	(269.4)	(1,047.5)	(681.7)	(667.6)
Sales and marketing expenses	(1,036.8)	(566.8)	(542.1)	(258.0)	(173.3)	(204.0)	(1,294.8)	(740.1)	(746.1)
Administrative expenses	(371.2)	(173.5)	(198.5)	(56.8)	(81.1)	(59.5)	(428.0)	(254.6)	(258.0)
Other operating income/(expenses)	22.8	7.9	(10.2)	37.5	3.7	(2.1)	60.3	11.6	(12.3)
Normalized income from operations (normalized EBIT)	3,849.0	2,529.1	2,472.2	389.8	154.5	290.4	4,238.8	2,683.6	2,762.6
Exceptional items	(37.3)	(28.8)	(7.5)	(2.6)	-	(2.4)	(39.9)	(28.8)	(9.9)
Income from operations (EBIT)	3,811.7	2,500.3	2,464.7	387.2	154.5	288.0	4,198.9	2,654.8	2,752.7
Net finance result	(845.2)	(504.0)	(606.8)	(23.4)	(36.6)	(62.0)	(868.6)	(540.6)	(668.8)
Income before income tax	2,966.5	1,996.3	1,857.9	363.8	117.9	226.0	3,330.3	2,114.2	2,083.9
Income tax expense	(1,150.6)	(691.2)	(980.0)	(3.5)	(42.5)	(5.8)	(1,154.1)	(733.7)	(985.8)
Net income	1,815.9	1,305.1	877.9	360.3	75.4	220.2	2,176.2	1,380.5	1,098.1

Normalized EBITDA	4,413.4	2,873.8	2,777.2	464.4	224.9	373.1	4,877.8	3,098.7	3,150.3
Exceptional items	(37.3)	(28.8)	(7.5)	(2.6)	-	(2.4)	(39.9)	(28.8)	(9.9)
Depreciation, amortization and impairment excluding exceptional items	(564.4)	(344.7)	(305.0)	(74.6)	(70.4)	(82.7)	(639.0)	(415.1)	(387.7)
Net finance result	(845.2)	(504.0)	(606.8)	(23.4)	(36.6)	(62.0)	(868.6)	(540.6)	(668.8)
Income tax expense	(1,150.6)	(691.2)	(980.0)	(3.5)	(42.5)	(5.8)	(1,154.1)	(733.7)	(985.8)
Net income	1,815.9	1,305.1	877.9	360.3	75.4	220.2	2,176.2	1,380.5	1,098.1

Normalized EBITDA margin in %	49.5%	54.3%	53.9%	19.8%	13.5%	19.6%	43.3%	44.5%	44.7%

	Canada
	2015		2014		2013
	Beer	Total	Beer	Total	Beer	Total

Net sales	5,809.7	5,809.7	4,653.4	4,653.4	4,260.1	4,260.1
Cost of sales	(1,833.3)	(1,833.3)	(1,399.8)	(1,399.8)	(1,240.2)	(1,240.2)
Gross profit	3,976.4	3,976.4	3,253.6	3,253.6	3,019.9	3,019.9
Distribution expenses	(1,076.1)	(1,076.1)	(866.4)	(866.4)	(709.9)	(709.9)
Sales and marketing expenses	(785.9)	(785.9)	(616.6)	(616.6)	(523.7)	(523.7)
Administrative expenses	(253.4)	(253.4)	(166.6)	(166.6)	(177.4)	(177.4)
Other operating income/(expenses)	4.2	4.2	(3.3)	(3.3)	5.9	5.9
Normalized income from operations (normalized EBIT)	1,865.2	1,865.2	1,600.7	1,600.7	1,614.8	1,614.8
Exceptional items	(43.4)	(43.4)	(10.0)	(10.0)	(6.6)	(6.6)
Income from operations (EBIT)	1,821.8	1,821.8	1,590.7	1,590.7	1,608.2	1,608.2
Net finance result	443.3	443.3	37.3	37.3	10.3	10.3
Share of result of associates	1.2	1.2	6.1	6.1	1.6	1.6
Income before income tax	2,266.3	2,266.3	1,634.1	1,634.1	1,620.1	1,620.1
Income tax expense	(595.5)	(595.5)	(427.7)	(427.7)	(397.3)	(397.3)
Net income	1,670.8	1,670.8	1,206.4	1,206.4	1,222.8	1,222.8

Normalized EBITDA	2,057.3	2,057.3	1,754.5	1,754.5	1,789.9	1,789.9
Exceptional items	(43.4)	(43.4)	(10.0)	(10.0)	(6.6)	(6.6)
Depreciation, amortization and impairment excluding exceptional items	(192.1)	(192.1)	(153.8)	(153.8)	(175.1)	(175.1)
Net finance result	443.3	443.3	37.3	37.3	10.3	10.3
Share of results of associates	1.2	1.2	6.1	6.1	1.6	1.6
Income tax expense	(595.5)	(595.5)	(427.7)	(427.7)	(397.3)	(397.3)
Net income	1,670.8	1,670.8	1,206.4	1,206.4	1,222.8	1,222.8

Normalized EBITDA margin in %	35.4%	35.4%	37.7%	37.7%	42.0%	42.0%

6. NET SALES

The reconciliation between gross sales and net sales is as follows:

	2015	2014	2013
Gross sales	97,214.2	80,213.5	69,642.5
Deductions from gross revenue	(50,494.0)	(42,133.7)	(34,563.4)
	46,720.2	38,079.8	35,079.1

The deductions of the gross revenue are represented by the taxes, rebates and strategic location in stores. Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

7. OTHER OPERATING INCOME / (EXPENSES)

	2015	2014	2013
Government grants/NPV of long term tax incentives	1,755.7	1,479.9	1,148.0
Additions to provisions	(106.1)	(32.2)	(69.9)
Gain on disposal of property, plant and equipment and intangible assets	53.0	33.9	24.6
Net other operating income	233.4	147.6	658.9
	1,936.0	1,629.2	1,761.6

The increase in government grants is due to higher capital expenditures in recent years to increase the current manufacturing capacity and construction of new plants, allowing the Company to receive more tax incentives.

8. EXCEPTIONAL ITEMS

According to the Company’s accounting practices, exceptional items are those that do not occur regularly, as part of the operational activities of the business. In determining whether an event or transaction qualifies as a exceptional item, management considers quantitative and qualitative factors such as the frequency or predictability of the occurrence, and the potential for affecting the profit or loss. Transactions that may give rise to exceptional items are mainly restructuring activities, impairments, and gains or losses on disposal of assets and investments, due to the special nature of such events. The Company opted to exclude these items when measuring segment-based performance, as per Note 5 – Segment reporting.

The exceptional items included in the income statement are detailed below:

	2015	2014	2013
Restructuring	(63.3)	(48.9)	(29.2)
Administrative lawsuit	(239.2)	-	-
Costs of new acquisitions	(48.9)	-	-
Fixed asset impairment	-	(32.3)	-
Others	(5.8)	(7.8)	-
	(357.2)	(89.0)	(29.2)

The restructuring expenses recognized relate mainly to realignment of structure and processes in the Latin America – South and Latin America – North geographical segment.

The administrative proceeding expense is related to pecuniary contribution to be paid by Ambev to CADE after the homologation of the agreement in order to close definitely the lawsuit related to “Tô Contigo” program, as detailed in Note 26 - Provisions.

9. PAYROLL AND RELATED BENEFITS

	2015	2014	2013
Wages and salaries	3,086.5	2,262.7	2,510.8
Social security contributions	756.1	538.7	563.0
Other personnel cost	561.3	522.8	443.4
Increase in liabilities for defined benefit plans	142.3	121.3	125.4
Share-based payment	209.4	167.7	187.6
Contributions to defined contribution plans	19.0	26.6	16.3
	4,774.6	3,639.8	3,846.5

10. ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2015, 2014 and 2013:

	Depreciation and impairment of property. plant and equipment			Amortization of intangible assets

	2015	2014	2013	2015	2014	2013

Cost of sales	2,053.2	1,593.9	1,435.5	3.2	1.7	0.8
Distribution expenses	177.9	144.5	138.8	-	-	-
Sales and marketing expenses	431.5	310.5	250.3	162.5	127.3	119.2
Administrative expenses	165.8	133.7	119.4	81.5	60.5	35.9
Exceptional items	-	32.3	-	-	-	-
	2,828.4	2,214.9	1,944.0	247.2	189.5	155.9

11. FINANCE COST AND INCOME

(a)     Finance costs

	2015	2014	2013

Interest expense	(1,062.6)	(750.1)	(587.4)
Capitalized borrowings	26.0	52.7	54.3
Net Interest on pension plans	(97.6)	(80.6)	(86.5)
Losses on hedging instruments	(1,267.0)	(857.3)	(514.3)
Interest on provisions	(120.1)	(228.5)	(213.8)
Interest and exchange variation on transactions with related parties	-	(3.7)	-
Exchange variation	(721.8)	(320.2)	(750.6)
Losses on non-derivative financial instrument (fair value through profit or loss)	-	(178.4)	-
Tax on financial transactions	(146.4)	(78.1)	(86.4)
Bank guarantee expenses	(80.8)	(73.1)	(82.9)
Other financial results	(92.1)	(131.3)	(227.4)
	(3,562.4)	(2,648.6)	(2,495.0)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 27 – Financial instruments and risks).

The interest expense are as follows:

	2015	2014	2013

Financial liabilities measured at amortized cost	(423.1)	(393.2)	(271.9)
Liabilities at fair value through profit or loss	(601.3)	(325.2)	(291.5)
Fair value hedge - hedged items	(22.4)	(31.4)	6.4
Fair value hedge - hedging instruments	(15.8)	(0.3)	(30.4)
	(1,062.6)	(750.1)	(587.4)

(b)     Finance income

	2015	2014	2013

Interest income	575.5	399.4	343.4
Gains on derivative	428.3	687.3	329.8
Gains on no derivative instrument at fair value through profit or loss	261.4	66.6	238.5
Dividend income, non-consolidated companies	0.7	7.4	-
Other financial results	28.3	12.5	21.9
	1,294.2	1,173.2	933.6

Interest income arises from the following financial assets:

	2015	2014	2013

Cash and cash equivalents	425.9	226.2	216.6
Investment securities held for trading	149.6	173.2	126.8
	575.5	399.4	343.4

12. INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2015	2014	2013

Income tax expense - current	(1,227.8)	(2,057.2)	(1,936.0)

Deferred tax expense on temporary differences	(2,192.4)	(178.5)	(496.4)
Deferred tax on taxes losses	(214.0)	229.1	(49.0)
Total deferred tax (expense)/income	(2,406.4)	50.6	(545.4)

Total income tax expenses	(3,634.2)	(2,006.6)	(2,481.4)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2015	2014	2013
Profit before tax	16,513.4	14,368.7	13,880.8
Adjustment on taxable basis
Non-taxable income	(999.9)	(550.0)	(631.6)
Government grants related to sales taxes	(1,360.7)	(1,196.8)	(794.1)
Share of results of associates	(3.1)	(17.4)	(11.4)
Non-deductible expenses	415.9	260.7	328.9
Foreign profits taxed in Brazil	652.0	246.8	46.5
	15,217.6	13,112.1	12,819.1
Aggregated weighted nominal tax rate	31.59%	32.04%	32.86%
Taxes payable – nominal rate	(4,806.9)	(4,200.9)	(4,211.9)
Adjustment on tax expense
Regional incentives - income taxes	257.8	43.7	45.6
Deductible interest on shareholders equity	1,646.1	1,729.8	860.6
Tax savings from goodwill amortization on tax books	142.4	202.2	283.8
Withholding tax and other income	(672.4)	(239.4)	(424.9)
Others with reduced taxation	(201.2)	458.0	965.4
Income tax and social contribution expense	(3,634.2)	(2,006.6)	(2,481.4)
Effective tax rate	22.01%	13.96%	17.88%

43

The main events that impacted the effective tax rate in the period were: (a) currency impact over non taxable income abroad; (b) higher results of foreign subsidiaries with a tax rate  lower than 34%; (c) tax rate  increase in specific operations; (d) currency impact over deferred tax associated to undistributed  profits of foreign subsidiaries.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

13. PROPERTY, PLANT AND EQUIPMENT

	2015
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	6,521.0	18,713.8	3,314.1	1,828.8	30,377.7
Effect of movements in foreign exchange	490.7	1,277.4	226.1	64.9	2,059.1
Acquisitions through business combinations	6.3	91.4	16.9	8.9	123.5
Sale through business combinations	(10.5)	(111.4)	(24.0)	-	(145.9)
Acquisitions	11.7	1,150.7	241.7	3,887.0	5,291.1
Disposals	(7.2)	(717.5)	(108.0)	(0.4)	(833.1)
Transfer to other asset categories	706.3	1,965.2	798.3	(3,656.5)	(186.7)
Others	-	-	-	(0.1)	(0.1)
Balance at end	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6

Depreciation and Impairment
Balance at end of previous year	(1,898.4)	(10,649.5)	(2,089.7)	-	(14,637.6)
Foreign exchange effects	(125.2)	(788.9)	(152.6)	-	(1,066.7)
Disposals through business combinations	3.4	75.2	13.0	-	91.6
Depreciation	(233.6)	(1,927.4)	(556.7)	-	(2,717.7)
Impairment losses	(0.9)	(106.6)	(3.2)	-	(110.7)
Disposals	2.2	660.5	99.8	-	762.5
Transfer to other asset categories	8.5	158.5	(49.5)	-	117.5
Others	-	15.6	-	-	15.6
Balance at end	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)
Carrying amount:
December 31, 2014	4,622.6	8,064.3	1,224.4	1,828.8	15,740.1
December 31, 2015	5,474.3	9,807.0	1,726.2	2,132.6	19,140.1

	2014
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	5,699.3	16,423.5	2,993.9	2,051.0	27,167.7
Foreign exchange effects	61.3	188.3	37.8	(0.9)	286.5
Acquisitions	2.4	753.3	181.9	3,206.1	4,143.7
Disposals	(35.7)	(666.1)	(218.7)	-	(920.5)
Transfer to other asset categories	919.6	2,100.3	412.1	(3,426.7)	5.3
Others	(125.9)	(85.5)	(92.9)	(0.7)	(305.0)
Balance at end	6,521.0	18,713.8	3,314.1	1,828.8	30,377.7

Depreciation and Impairment
Balance at end of previous year	(1,749.8)	(9,429.2)	(1,983.1)	-	(13,162.1)
Foreign exchange effects	(20.2)	(128.6)	(21.8)	-	(170.6)
Depreciation	(186.8)	(1,534.0)	(392.3)	-	(2,113.1)
Impairment losses	(0.2)	(100.3)	(1.3)	-	(101.8)
Disposals	5.6	583.7	213.7	-	803.0
Transfer to other asset categories	(0.9)	(100.8)	40.1	-	(61.6)
Others	53.9	59.7	55.0	-	168.6
Balance at end	(1,898.4)	(10,649.5)	(2,089.7)	-	(14,637.6)
Carrying amount:
December 31, 2013	3,949.5	6,994.3	1,010.8	2,051.0	14,005.6
December 31, 2014	4,622.6	8,064.3	1,224.4	1,828.8	15,740.1

Leases, capitalizes interests and fixed assets provided as security are not material.

14. GOODWILL

	2015	2014

Balance at end of previous year	27,502.9	27,023.7

Effect of movements in foreign exchange	2,858.6	486.4
Acquisitions through business combinations	591.6	-
Others	-	(7.2)
Balance at the end of year	30,953.1	27,502.9

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	2015	2014
LAN:
Brazil	BRL	17,414.8	17,364.9
Goodwill		102,657.4	102,607.5
Non-controlling transactions		(85,242.6)	(85,242.6)
Dominican Republic	DOP	3,838.9	2,650.5
Cuba (i)	USD	4.4	3.0

LAS:
Argentina	ARS	756.3	782.3
Bolivia	BOB	1,381.2	940.7
Chile	CLP	48.3	38.2
Colombia	COP	165.9	-
Ecuador	USD	6.0	4.3
Paraguay	PYG	898.6	763.1
Peru	PEN	63.5	49.6
Uruguay	UYU	193.4	161.7

NA:
Canada	CAD	6,181.8	4,744.6
		30,953.1	27,502.9

(i) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Annual impairment testing

Goodwill allocated to each cash-generating unit (CGU) must be tested for impairment to check the need for reduction to its recoverable amount. The test consists of comparing the CGU carrying amount (including the goodwill) with its recoverable amount and must be made at least annually or whenever that there is an indication of impairment.

At the end of 2015, Ambev S.A. completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. Ambev S.A. believes that all of its estimates are reasonable, since they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. During its valuation, the Company conducted a sensitivity analysis for key assumptions including the weighted average cost of capital and the terminal growth rate. Although a change in the assumptions used could have a material impact on the calculation of the fair value and trigger a need for an impairment, the Company, based on sensitivity analyses performed around the base case assumptions is not aware of any possible change in the key assumptions used that would cause a cash-generating unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 34% of total assets as of December 31, 2015 (38% as of December 31, 2014) is tested for impairment at the cash-generating unit level (that is one level below the reporting segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of business units that are expected to benefit from the synergies of the combination.

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

▪       Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities on this metric;

▪       Cost to sell is assumed to reach 1.5% of the entity value based on historical precedents.

Projections are made in the functional currency of the business unit and discounted at the unit's WACC, considering the sensitivity of this metric. The weighted average cost of capital in nominal dollars, for the impairment testing of goodwill performed varied as follows:

	2015	2014
Latin America North	from 8.28% to 10.04%	from 8.04% to 11.00%
Latin America South	11.07%	16.87%
Canada	6.55%	6.25%

Although Ambev S.A. believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these judgments.

15. INTANGIBLE ASSETS

	2015
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	2,683.6	2,193.2	672.2	289.5	5,838.5
Foreign exchange effects	861.4	54.7	13.1	25.0	954.2
Acquisitions	268.4	143.4	4.3	55.0	471.1
Disposal	-	(2.4)	-	-	(2.4)
Acquisitions through business combination	94.9	-	0.1	15.4	110.4
Transfers to other assets categories	(0.1)	(1.5)	98.7	(28.2)	68.9
Other	-	-	-	0.1	0.1
Balance at end of year	3,908.2	2,387.4	788.4	356.8	7,440.8

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,472.1)	(448.4)	(161.2)	(2,083.6)
Foreign exchange effects	-	3.3	(9.2)	(13.2)	(19.1)
Amortization	-	(154.6)	(82.1)	(10.4)	(247.1)
Disposal	-	1.2	-	-	1.2
Balance at end of year	(1.9)	(1,622.2)	(539.7)	(184.8)	(2,348.6)

Carrying amount:
December 31, 2014	2,681.7	721.1	223.8	128.3	3,754.9
December 31, 2015	3,906.3	765.2	248.7	172.0	5,092.2

	2014
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	2,548.3	1,674.6	586.5	314.2	5,123.6
Foreign exchange variation effect	127.7	22.6	(3.4)	(15.4)	131.5
Acquisitions	7.6	497.6	2.3	24.4	531.9
Disposal	-	-	(3.0)	-	(3.0)
Acquisitions through business combination	-	(1.6)	89.8	(33.8)	54.4
Transfers to other assets categories	-	-	-	0.1	0.1
Balance at end of year	2,683.6	2,193.2	672.2	289.5	5,838.5

Amortization and impairment losses (i)
Balance at end of previous year	(1.9)	(1,350.9)	(392.4)	(164.4)	(1,909.6)
Foreign exchange variation effect	-	(0.7)	2.3	10.0	11.6
Amortization	-	(121.0)	(59.9)	(8.6)	(189.5)
Disposal	-	-	2.4	-	2.4
Transfers to other assets categories	-	0.5	(0.8)	1.8	1.5
Balance at end of year	(1.9)	(1,472.1)	(448.4)	(161.2)	(2,083.6)

Carrying amount:
December 31, 2013	2,546.4	323.7	194.1	149.8	3,214.0
December 31, 2014	2,681.7	721.1	223.8	128.3	3,754.9

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

The carrying value of intangible assets with indefinite useful lives classified as brands was allocated to the following countries:

	2015	2014
Argentina	522.7	508.0
Bolivia	669.4	455.4
Canada	217.4	92.4
Chile	71.4	56.5
Paraguay	511.8	435.0
Dominican Republic	1,783.0	1,025.2
Uruguay	130.6	109.2
	3,906.3	2,681.7

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14 – Goodwill.

16. INVESTMENT SECURITIES

	2015	2014

Debt securities held-to-maturity	118.6	68.0
Non-current investments securities	118.6	68.0

Financial asset at fair value through profit or loss-held for trading	215.1	713.0
Current investments securities	215.1	713.0

Total	333.7	781.0

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

Central America and the Caribbean	from 23% to 31%
Latin America	from 14% to 35%
Canada	26%

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2015			2014
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9.1	-	9.1	8.9	-	8.9
Intangible assets	5.8	(774.7)	(768.9)	5.1	(625.2)	(620.1)
Employee benefits	570.3	-	570.3	494.7	-	494.7
Trade payables - exchange variation	2,138.4	(357.1)	1,781.3	-	(303.6)	(303.6)
Trade receivables	38.5	-	38.5	259.9	-	259.9
Derivatives	59.3	(131.7)	(72.4)	48.1	(13.9)	34.2
Interest-bearing loans and borrowings	-	(0.7)	(0.7)	-	(0.5)	(0.5)
Inventories	223.5	(66.5)	157.0	223.1	(5.0)	218.1
Property, plant and equipment	-	(737.3)	(737.3)	-	(674.9)	(674.9)
Foreign operations tax	-	(1,027.6)	(1,027.6)	-	(680.3)	(680.3)
Interest on capital	-	-	-	506.2	-	506.2
Profits generated in specific arrangements abroad	-	-	-	-	(198.2)	(198.2)
Loss carryforwards	308.4	-	308.4	522.4	-	522.4
Provisions	251.2	(32.0)	219.2	238.9	(31.0)	207.9
Other items	-	(200.6)	(200.6)	-	(119.8)	(119.8)
Gross deferred tax assets / (liabilities)	3,604.5	(3,328.2)	276.3	2,307.3	(2,652.4)	(345.1)
Netting by taxable entity	(854.6)	854.6	-	(914.8)	914.8	-
Net deferred tax assets / (liabilities)	2,749.9	(2,473.6)	276.3	1,392.5	(1,737.6)	(345.1)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2015 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	2015
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9.1	9.1
Intangible assets	-	(768.9)	(768.9)
Employee benefits	104.5	465.8	570.3
Trade payables - exchange variation	-	1,781.3	1,781.3
Trade receivables	25.5	13.0	38.5
Derivatives	-	(72.4)	(72.4)
Loans and borrowings	-	(0.7)	(0.7)
Inventories	5.8	151.2	157.0
Fixed assets	-	(737.3)	(737.3)
Foreign operations tax	-	(1,027.6)	(1,027.6)
Provisions	73.0	146.2	219.2
Other items	-	(200.6)	(200.6)
Total	208.8	(240.9)	(32.1)

Deferred tax related to tax losses	2015	2014

2015	-	32.1
2016	18.0	24.9
2017	25.6	8.7
2018	21.4	14.8
Beyond 2019 (i)	243.4	441.9
Total	308.4	522.4

(i) There is no expected realization that exceed the period of 10 years.

As at December 31, 2015, deferred tax assets in the amount of R$902.1 (R$425.7 as at December 31, 2014) related to tax losses from previous periods and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

The expiration term of these assets is five years on average and the tax losses carried forward in relation to them are equivalent to R$4,103.6 in December 31, 2015 (R$2,119.2 in December 31, 2014).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2013	(447.9)
Remeasurement of postemployment benefits	58.8
Investment hedge	117.0
Investment hedge - Dominican Republic	90.3
Gains/(losses) on translation of other foreign operations	(16.6)
Recognized in other comprehensive income	249.5
Recognized in income statement	50.6
Changes directly in balance sheet	(197.3)
Recognized in deferred tax
Prior year ended (i)	(78.8)
Anticipation federal amnesty	(118.5)
At December 31, 2014	(345.1)
Full recognition of actuarial gains/(losses)	5.9
Investment hedge	954.4
Investment hedge - put option of a subsidiary interest	551.7
Cash flow hedge - gains/(losses)	(335.9)
Gains/(losses) on translation of other foreign operations	1,864.2
Recognized in other comprehensive income	3,040.3
Recognized in income statement	(2,406.4)
Changes directly in balance sheet	(12.5)
Recognized in deferred tax
Others	(12.5)
Balance at December 31, 2015	276.3

(i) Prior to January 1, 2014, the Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method.

IFRS 11(R) requires accounting for such joint ventures under the equity method of accounting, which the Company applied as of January 1, 2014 prospectively. Prior periods were not revised as amounts were considered immaterial

18. INVENTORIES

	2015	2014

Finished goods	1,572.5	1,109.5
Work in progress	304.7	243.3
Raw material	1,857.4	1,578.5
Consumables	50.6	45.2
Spare parts and other	420.4	356.8
Prepayments	239.4	147.3
Impairment losses	(106.8)	(69.3)
	4,338.2	3,411.3

Losses on inventories recognized in the income statement amounted to R$15.0 as of December 31, 2015 (R$44.8 in December 31, 2014).

19. TRADE RECEIVABLES

	2015	2014

Trade receivables	4,081.1	2,947.5
Related parties	84.6	81.4
Current trade receivables	4,165.7	3,028.9

The aging of our current trade receivables, net of impairment losses, is detailed as follows:

Trade receivables	Net carrying amount as of December 31,	No past due	Past due – until 30 days	Past due – between 30 - 60 days	Past due – between 60 - 90 days	Past due – between 90 - 180 days	Past due – between 180 - 360 days	Past due 360 days
2015	4,081.0	3,688.5	323.3	34.0	34.9	0.3	-	-
2014	2,947.5	2,622.3	256.8	37.6	28.5	1.1	0.2	1.1

Impairment losses on trade receivables recognized in the income statement in 2015 amount to R$79.0 (R$54.4 in 2014).

Company’s exposure to credit risk, currency and interest rate risks is disclosed in Note 27 Financial instruments and risks.

20. CASH AND CASH EQUIVALENTS

	2015	2014
Short term bank deposits (i)	8,534.9	6,342.4
Current bank accounts	4,628.1	2,534.3
Cash	457.2	845.4
Cash and cash equivalents	13,620.2	9,722.1

Bank overdrafts	(2.5)	(99.1)
Cash and cash equivalents less bank overdraft	13,617.7	9,623.0

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

21. CHANGES IN EQUITY

(a) Capital stock

	2015		2014
	Million of common shares	Million of Real	Million of common shares	Million of Real
Beginning balance as per statutory books	15,712.6	57,582.3	15,664.3	57,000.8
Share issued	5.0	31.8	48.3	581.5
	15,717.6	57,614.1	15,712.6	57,582.3

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2014	(28.8)	53,663.6	1,012.7	714.9	55,362.4
Capital increase	(75.4)	0.1	(311.8)	(36.8)	(423.9)
Expenses on issue of shares	-	(0.9)	-	-	(0.9)
Acquiree shares and result on treasury shares	(68.6)	-	-	-	(68.6)
Share-based payments	-	-	-	154.3	154.3
At December 31, 2014	(172.8)	53,662.8	700.9	832.4	55,023.3
Capital Increase	(13.8)	-	-	(8.9)	(22.7)
Acquiree shares and result on treasury shares	(817.0)	-	-	-	(817.0)
Share-based payments	-	-	-	189.9	189.9
At December 31, 2015	(1,003.6)	53,662.8	700.9	1,013.4	54,373.5

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions, auction and others.

Follows the changes of treasury shares:

				2015
	Acquisitions/disposals		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real
Beginning balance	0.5	(6.8)	(166.0)	(172.8)
Changes during the year	32.1	(610.7)	(220.1)	(830.7)
At the end of the year	32.6	(617.5)	(386.1)	(1,003.5)

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

The share-based payment reserve recorded a charge of R$197.1 at December 31, 2015 (R$161.0 and R$182.2 at December 31, 2014 and 2013, respectively) (Note 24 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Net income reserve

At January 1, 2014	940.1	4.5	1,849.9	3,063.4	5,857.9
Dividends distributed	(940.1)	-	-	(651.2)	(1,591.3)
Interest on shareholder´s equity distributed	-	-	-	(2,412.2)	(2,412.2)
Reserves destination:
Fiscal incentive reserve	-	-	1,022.7	-	1,022.7
Interest on shareholder´s equity proposed	-	-	-	1,508.4	1,508.4
Investments reserve	498.3	-	-	-	498.3
At December 31, 2014	498.3	4.5	2,872.6	1,508.4	4,883.8
Interest on shareholder´s equity	(471.5)	-	-	(1,508.4)	(1,979.9)
Fiscal incentive reserve	-	-	1,143.6	-	1,143.6
Interest on shareholder´s equity proposed	-	-	-	2,039.2	2,039.2
Investment reserve	2,114.4	-	-	-	2,114.4
At December 31, 2015	2,141.2	4.5	4,016.2	2,039.2	8,201.1

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve in order to support future investments.

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

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev S.A.’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during the year ended 2015:

Event	Approval	Type	Date of payment	Type of share	Amount per share	Total amount
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	ON	0.0300	471.5	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	ON	0.0600	943.0
Board of Directors Meeting	05/13/2015	Interest on shareholder´s equity	06/29/2015	ON	0.1000	1,570.6
Board of Directors Meeting	08/28/2015	Dividends	09/28/2015	ON	0.1500	2,352.4
Board of Directors Meeting	12/01/2015	Interest on shareholder´s equity	12/30/2015	ON	0.1500	2,352.7
						7,690.2

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

Events during the year ended 2014:

Event	Approval	Type	Date of payment	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	ON	0.1540	2,412.2
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	ON	0.1000	1,566.4
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	ON	0.0600	940.0	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	ON	0.0700	1,096.6
Board of Directors Meeting	07/14/2014	Interest on shareholder´s equity	08/28/2014	ON	0.1000	1,569.3
Board of Directors Meeting	07/14/2014	Dividends	08/28/2014	ON	0.0600	941.5
Board of Directors Meeting	10/15/2014	Dividends	11/13/2014	ON	0.2200	3,454.1
Board of Directors Meeting	12/22/2014	Interest on shareholder´s equity	01/14/2015	ON	0.1300	2,042.6
Board of Directors Meeting	12/31/2014	Interest on shareholder´s equity	01/30/2015	ON	0.0960	1,508.4
						15,530.8

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

Events during the year ended 2013:

Event	Approval	Type	Date of payment	Type of share	Amount per share	Total amount
Ordinary General Meeting	03/01/2013	Dividends	03/11/2013	ON	0.0524	13.1	(i)
Ordinary General Meeting	03/01/2013	Interest on shareholder's equity	03/11/2013	ON	0.0443	11.0	(i)
Board of Directors Meeting	08/30/2013	Dividends	09/27/2013	ON	0.1300	2,036.0
						2,060.1

(i) These dividends and interest on shareholder´s equity refers to the total amount approved for distribution in the period, and were accrued in fiscal year of 2012.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ losses	Put option of a subsidiary interest	Gains/losses of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Carrying value adjustments
At January 1, 2014	(72,3)	132,3	(1.003,1)	(2.057,3)	2.114,3	156,1	(74.498,6)	(75.228,6)
Comprehensive income:
Gains/(losses) on translation of foreign operations	495,9	-	-	-	-	-	(7,2)	488,7
Cash flow hedges - gains / (losses)	-	133,7	-	-	-	-	-	133,7
Actuarial gain / (losses)	-	-	(165,6)	-	-	-	-	(165,6)
Total Comprehensive income	495,9	133,7	(165,6)	-	-	-	(7,2)	456,8
Prior year adjustment (i)	29,7	-	59,6	-	-	-	-	89,3
Amount paid to ABI - Bucanero	-	-	-	-	-	-	(505,3)	(505,3)
Gains/(losses) of controlling interest´s share	-	-	-	-	(4,2)	-	-	(4,2)
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting (ii)	-	-	-	-	-	-	(75,9)	(75,9)
At December 31, 2014	453,3	266,0	(1.109,1)	(2.057,3)	2.110,1	156,1	(75.087,0)	(75.267,9)
Comprehensive income:
Gains/(losses) on translation of foreign operations	3.018,9	-	-	-	-	-	-	3.018,9
Cash flow hedges - gains / (losses)	-	666,2	-	-	-	-	-	666,2
Actuarial gain / (losses)	-	-	(22,4)	-	-	-	-	(22,4)
Total Comprehensive income	3.018,9	666,2	(22,4)	-	-	-	-	3.662,7
Put option of a subsidiary interest	-	-	-	(189,4)	-	-	-	(189,4)
Equity gain / (losses)	-	-	-	-	13,5	-	-	13,5
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting (ii)	-	-	-	-	-	-	(75,9)	(75,9)
At December 31, 2015	3.472,2	932,2	(1.131,5)	(2.246,7)	2.123,6	156,1	(75.162,9)	(71.857,0)

(i) The Company accounted for its distributors in Canada joint ventures under the proportionately consolidated method. IFRS 11(R), which was adopted by the Company, requires accounting for such joint ventures under the equity method of accounting.

(ii) The predecessor basis of accounting should not affect the calculation of payment of minimum mandatory dividends, as described in note 21(f).

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

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 27 - Financial instruments and risks).

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

(d.4) Put option or call option of a subsidiary interest

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based  on EBITDA from operations,  the “put” exercisable annually until 2019 and the “call” from 2019. On December 31, 2015 the put option held by ELJ is valued at R$5,558.6 and the liability categorized as “Level 3”, as the Note 27 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and they are revaluated on an annual basis at the same moment that the Company applies the impairment test. The changes in this option are presented as Note 27 - Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IAS 27 – Consolidated and Separate Financial Statements, in paragraph 30 and 31, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments if applicable.

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

Diluted earnings per share is based on the net income attributable to equity holders of Ambev S.A. and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2015	2014	2013
	Common	Common	Common

Issued shares at December 31, net of treasury shares (i)	15,735.3	15,682.9	12,677.6
Effect of shares options	124.0	136.9	145.8
Weighted average number of shares (diluted) at December 31	15,859.3	15,819.8	12,823.4

(i) Not considered treasury shares.

Basic and diluted earnings per share before exceptional items

The calculation of earnings per share before exceptional items is based on the net income before exceptional items, attributable to equity holders of Ambev S.A.

The tables below present the calculation of earnings per share (“EPS”):

	2015	2014	2013
	Common	Common	Common

Income attributable to equity holders of Ambev	12,423.8	12,065.5	9,557.3
Weighted average number of shares (non diluted)	15,735.3	15,682.9	12,677.6
Basic EPS (i)	0.79	0.77	0.75

Income attributable to equity holders of Ambev	12,423.8	12,065.5	9,557.3
Weighted average numbers of shares (diluted)	15,859.2	15,819.9	12,823.5
Diluted EPS (i)	0.78	0.76	0.75

(i) Expressed in Brazilian Reais.

The effect of exceptional items on income attributable to equity holders of Ambev S.A. is R$(328.0) in 2015 (R$(39.1) in 2014 and R$(21.3) in 2013). Therefore, basic EPS before exceptional items is R$0.79 in 2015 (R$0.77 in 2014 and 0.75 in 2013), and diluted EPS before exceptional items is R$0.78 in 2015 (R$0.76 in 2014 and 0.75 in 2013).

(f) Destinations

At December 31, 2015, the Company has done the appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made until December 2015 were approved at the Board of Directors’ Meeting.

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

	2015	2014	2013
Net income	12,423.8	12,065.5	9,557.3
Accounting basis of the predecessor cost adjustment	-	-	(2,234.5)
Net income adjusted	12,423.8	12,065.5	7,322.8
Prescribed dividends	16.2	16.1	15.6
Reversal effect of revaluation of fixed assets by predecessor	75.9	75.9	39.3
Prior year adjustment	-	(24.1)	-
Retained earnings basis for dividends and destinations	12,515.9	12,133.4	7,377.7

Dividends distributed and accrued to distribute
Dividends and Interest on capital paid based on profit	7.218,7	7.061,4	2.036,0
Interest on capital approved for distribution	-	3.551,0	3.978,5
Interest on capital approved for distribution (Note 35)	2.039,2	-	-
Total of dividends	9.257,9	10.612,4	6.014,5
Percentage of distributed profit	74%	87%	82%

22. INTEREST-BEARING LOANS AND BORROWINGS

	2015	2014

Secured bank loans	672.6	456.1
Unsecured bank loans	1,076.0	731.1
Debentures and bond issues	374.4	281.6
Other unsecured loans	163.5	145.8
Financial leasing	30.4	20.0
Non-current liabilities	2,316.9	1,634.6

Secured bank loans	320.0	261.7
Unsecured bank loans	925.9	670.9
Other unsecured loans	34.3	53.4
Financial leasing	2.4	2.1
Current liabilities	1,282.6	988.1

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 27 – Financial instruments and risks.

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates

At December 31, 2015 debts presented the following interest rates:

		2015		2014
Debt instruments	Average rate %	Current	Non-current	Current	Non-current
Debt denominated in USD fixed rate	6.00%	-	15.7	19.5	-
Debt denominated in US dollars floating rate	1.78%	379.7	472.8	186.3	115.2
BNDES basket debt floating rate (UMBNDES)	1.74%	131.8	27.2	139.8	96.9
Other latin american currency floating rate	-	-	-	1.9	-
Other latin american currency fixed rate	9.31%	177.1	240.5	68.3	-
TJLP BNDES denominated floating rate (TJLP)	9.79%	426.6	403.9	480.7	682.2
Reais debt - ICMS fixed rate	4.61%	34.3	147.7	53.4	128.5
Reais debt - fixed rate	7.71%	133.1	1,009.1	38.2	611.8
Total		1,282.6	2,316.9	988.1	1,634.6

Terms and debt repayment schedule – December 31, 2015

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	992.6	320.0	268.9	78.9	111.0	213.8
Unsecured bank loans	2,001.9	925.9	788.7	202.6	84.7	-
Debentures and unsecured bond issues	374.4	-	275.5	-	-	98.9
Unsecured other loans	197.8	34.3	34.4	31.1	34.5	63.5
Finance lease liabilities	32.8	2.4	4.8	3.8	21.8	-
	3,599.5	1,282.6	1,372.3	316.4	252.0	376.2

Terms and debt repayment schedule – December 31, 2014

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	717.8	261.7	199.9	73.8	110.2	72.2
Unsecured bank loans	1,402.0	670.9	408.0	166.9	156.2	-
Unsecured bond issues	281.6	-	-	281.6	-	-
Unsecured other loans	199.2	53.4	28.5	26.1	33.5	57.7
Finance lease liabilities	22.1	2.1	1.8	1.9	16.4	-
	2,622.7	988.1	638.1	550.3	316.3	129.9

Contract clauses (covenants)

The Company's loans have equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with BNDES, in which collateral was provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only guarantees as collateral of other companies of the group. The loan contracts contain financial covenants.

As of December 31, 2015 and 2014, the Company was in compliance with all its contractual obligations for its loans and financings.

23. EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada based on employees' salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s private pension funds and their composition.

Ambev S.A. provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by privately administered pension funds. During 2015, the Company contributed R$19.0 to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2015 the net liability for defined benefit plans consists of the following:

	2015	2014	2013
Present value of funded obligations	(4,646.4)	(4,156.4)	(4,681.2)
Fair value of plan assets	3,781.4	3,550.1	4,088.6
Present value of net obligations	(865.0)	(606.3)	(592.6)
Present value of unfunded obligations	(756.6)	(651.6)	(644.7)
Present value of net obligations	(1,621.6)	(1,257.9)	(1,237.3)
Unrecognized assets	(534.5)	(453.3)	(285.6)
Net liability	(2,156.1)	(1,711.2)	(1,522.9)
Other long term employee benefits	(57.2)	(33.0)	(11.9)
Total employee benefits	(2,213.3)	(1,744.2)	(1,534.8)

Employee benefits amount in the balance sheet:
Liabilities	(2,221.9)	(1,757.0)	(1,558.3)
Assets	8.6	12.8	23.5
Net liabilities	(2,213.3)	(1,744.2)	(1,534.8)

The changes in the present value of the defined benefit obligations were as follows:

	2015	2014	2013
Defined benefit obligation at January 1 st	(4,808.0)	(5,325.9)	(5,418.3)
Prior year adjustment	-	1,054.6	-
Service cost	(42.4)	(36.8)	(59.9)
Interest cost	(308.2)	(283.0)	(302.2)
Gains and (losses) on settlements or reductions in benefits	1.1	(1.5)	25.2
Contributions by plan participants	(5.2)	(3.6)	(3.2)
Actuarial gains and (losses) - geographical assumptions	-	9.1	(155.0)
Actuarial gains and (losses) - financial assumptions	182.5	(293.9)	592.6
Experience adjustment	(10.6)	(111.6)	(75.9)
Exchange differences	(805.1)	(152.8)	(281.9)
Benefits paid	392.9	337.4	352.8
Defined benefit obligation at December 31	(5,403.0)	(4,808.0)	(5,325.9)

The present value of funded obligations include R$494.1 (R$559.1 in 2014 and R$470.5 in 2013) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2015	2014	2013
Fair value of plan assets at January 1 st	3,550.1	4,088.6	4,279.1
Prior year adjustment	-	(919.1)	-
Interest Income	259.5	234.4	272.9
Administrative costs	(3.4)	(2.8)	(5.0)
Expected Return excluding interest income	(173.2)	313.3	(110.4)
Contributions by employer	107.6	91.2	128.0
Contributions by plan participants	5.2	3.6	3.2
Exchange differences	428.5	78.3	182.0
Curtailments, settlements and others	-	-	(308.4)
Benefits paid excluding costs of administration	(392.9)	(337.4)	(352.8)
Fair value of plan assets at December 31	3,781.4	3,550.1	4,088.6

Expected real return on plan assets generated a gain of R$86.3.

At December 31, 2015, the Company recorded R$8.6 up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2015	2014	2013
Asset ceiling impact at January 1 st	12,8	23,5	25,5
Interest expense	1,1	1,3	2,2
Change in asset ceiling excluding amounts included in interest expense	(5,3)	(3,9)	(4,2)
Prior year adjustment	-	(8,1)	-
Asset ceiling impact at December 31	8,6	12,8	23,5

The revenue/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2015	2014	2013
Current service costs	(42.4)	(36.4)	(59.0)
Administrative costs	(3.4)	(2.8)	(5.0)
(Gains) losses on settlements and curtailments	1.1	(1.5)	25.2
Income from operations	(44.7)	(40.7)	(38.8)
Financial cost	(97.6)	(80.6)	(86.5)
Total expense for employee benefits	(142.3)	(121.3)	(125.3)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2015	2014	2013
Cost of sales	(19.3)	(20.2)	(18.0)
Sales and marketing expenses	(7.9)	(7.9)	(3.4)
Administrative expense	(17.5)	(12.6)	(17.4)
Financial expenses	(97.6)	(80.6)	(86.5)
	(142.3)	(121.3)	(125.3)

The assumptions used in the calculation of the obligations are as follows:

	2015	2014	2013
Discount rate	6.2%	6.2%	6.6%
Inflation	2.7%	2.8%	2.7%
Future salary increases	3.5%	3.6%	3.9%
Future pension increases	2.8%	3.0%	2.7%
Medical cost trend rate	7.0% p.a. reducing to 5.7%	7.2% p.a. reducing to 6.0%	7.0% p.a. reducing to 5.6%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	84	84	84
Life expectation for an over 65 years old female	86	87	86

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2015
	Change in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(77.5)	67.4
Discount rate	50 bases points	262.5	(280.1)
Future salary increase	50 bases points	(13.3)	12.5
Longevity	One year	(135.1)	131.1

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

The plan assets at December 31, 2015, 2014 and 2013 consist of the following:

	2015			2014			2013
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	29%	-	29%	30%	-	30%	21%	-	21%
Corporate bonds	23%	-	23%	10%	-	10%	17%	-	17%
Equity instruments	15%	-	15%	28%	-	28%	40%	-	40%
Property	-	1%	1%	-	1%	1%	-	1%	1%
Others	32%	-	32%	31%	-	31%	21%	-	21%

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

Ambev S.A. expects to contribute approximately R$238.0 to its defined benefit plans in 2016.

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

This current model of share based payment includes two types of grants: Grant 1: the beneficiary may choose to allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, at the immediate exercise of options, thus acquiring the corresponding shares of the Company, and the delivery of a substantial part of the acquired shares is conditioned to the permanency in the Company for a period of five-years from the date of exercise; Grant 2: the beneficiary may exercise the options after a period of five years.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the “Grant 2” of 2015, 2014 and 2013 grants are as follows:

In R$, except when otherwise indicated	2015 (i)		2014 (i)		2013 (i)
Fair value of options granted	7.84		5.20		6.11
Share price	18.41		15.93		17.09
Exercise price	18.41		15.93		17.09
Expected volatility	27.5%		32.5%		32.8%
Vesting year	5		5		5
Expected dividends	5%		5%		de 0% a 5%
Risk-free interest rate	15.9%	(ii)	2.2% a 12.4%	(ii)	1.9% a 12.6%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2015	2014	2013
Options outstanding at January 1 st	126,149	147,718	143,915
Options issued during the period	16,568	17,045	13,056
Options exercised during the period	(19,975)	(34,760)	(7,219)
Options forfeited during the period	(972)	(3,854)	(2,034)
Options outstanding at ended year	121,770	126,149	147,718

The range of exercise prices of the outstanding options is between R$0.35 (R$1.06 as of December 31, 2014 and R$1.83 as of December 31, 2013) and R$26.57 (R$19.14 as of December 31, 2014 and R$17.84 as of December 31, 2013) and the weighted average remaining contractual life is approximately 6.30 years (6.87 years as of December 31, 2014 and 6.35 years as of December 31, 2013).

Of the 121,770 thousand outstanding options (126,149 thousand as of December 31, 2014), 48,723 thousand options are vested as at December 31, 2015 (35,918 thousand as of December 31, 2014).

The weighted average exercise price of the options is as follows:

In R$ per share	2015	2014	2013
Options outstanding at January 1 st	10.07	6.30	7.23
Options issued during the period	18.42	16.02	17.03
Options forfeited during the period	20.35	11.28	8.11
Options exercised during the period	5.05	3.84	2.70
Options outstanding at ended period	12.36	10.07	6.30
Options exercisable at ended period	3.29	2.96	3.32

For the options exercised during 2015, the weighted average share price on the exercise date was R$18.95.

To settle stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

Additionally, to encourage managers to be mobile, some options granted in previous years of 2010, options in the model “Grant 2  were modified, where the dividend protection features of such options were canceled in exchange for issuing 25 thousand options in 2015 (230 thousand options in 2014), representing the economic value of the dividend protection feature eliminated. As there was no change to the fair value of the original award immediately prior to the modification and the fair value of the modified award immediately after the change, no additional expense was recorded as a result of these changes.

During the period, Ambev S.A. issued 2,692 thousand (5,198 in 2014) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$47.5 (R$88.1 in 2014), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2015	2014	2013

Deferred shares outstanding at January 1st	17,490	15,588	11,530
New deferred shares during the period	2,692	5,198	4,270
Deferred shares granted during the period	(804)	(2,312)	-
Deferred shares forfeited during the period	(322)	(984)	(212)
Deferred shares outstanding at ended year	19,056	17,490	15,588

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$209.4 in the period ended December 31, 2015 (R$167.7 and R$187.6 for the period ended December 31, 2014 and 2013, respectively), recorded as administrative expenses.

25. TRADE PAYABLES

	2015	2014

Trade payables	110.0	73.9
Non-current	110.0	73.9

Trade payables	11,109.1	8,233.3
Related Parties	724.6	475.4
Current	11,833.7	8,708.7

Total	11,943.7	8,782.6

26. PROVISIONS

(a) Provision changes

	Balance as of December 31, 2014	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of December 31, 2015

Restructuring	7.0	1.7	1.3	-	10.0

Contingencies
Civil	23.7	1.4	252.3	(245.9)	31.5
Taxes on sales	177.8	0.1	311.5	(451.0)	38.4
Income tax	180.0	11.9	25.8	(33.7)	184.0
Labor	164.1	6.7	171.0	(162.1)	179.8
Others	129.8	19.7	79.7	(50.3)	178.9
Total contingencies	675.4	39.8	840.3	(943.0)	612.6

Total provisions	682.4	41.5	841.6	(943.0)	622.6

(b) Disbursement expectative

	Balance as of December 31, 2015	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	10.0	9.0	1.0	-	-

Contingencies
Civil	31.5	5.3	22.7	3.1	0.4
Taxes on sales	38.4	9.4	25.8	0.4	2.8
Income tax	184.0	30.6	26.3	127.1	-
Labor	179.8	40.9	70.3	55.6	13.0
Others	178.9	27.9	106.8	37.7	6.5
Total contingencies	612.6	114.1	251.9	223.9	22.7

Total provisions	622.6	123.1	252.9	223.9	22.7

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

(c)    Antitrust law Brazilian system

On 22 July 2009, CADE, the Brazilian antitrust authority issued its ruling in an Administrative Proceeding, which was initiated in 2004 with the purpose, to investigate Ambev’s conduct in the market, in particular its customer loyalty program known as "Tô Contigo," which was similar to airline frequent flyer and other mileage programs.

After the administrative investigation, CADE issued a ruling that, among other things, imposed a fine in the amount of R$ 353 million Brazilian real (R$ 524 million as of 31 December 2014, reflecting accrued interests). Ambev challenged the decision before the federal courts, which ordered the suspension of the fine and other parts of the decision upon the pledging of a collateral. According to the assessment of Ambev and its legal advisors, the likelihood of loss was possible, and therefore Ambev had not recorded any reserve in prior periods.

In the second quarter of 2015, CADE and Ambev reached a judicial settlement to definitely close the lawsuit relating to the decision issued by CADE in the Administrative Proceeding. With this settlement, Ambev agreed to pay a fine in the amount of R$ 229 million Brazilian real, which was recorded in the quarter ended June 30th, 2015. Such amount will be paid in six installments: the first installment corresponds to thirty percent (30%) of the total amount of the fine, to be paid after 15 days of the homologation of the settlement, which occurred on August 8, 2015, the other installments shall be paid in the first workday of each year, starting in 2017.

In the third quarter of 2015 the Company recorded the administrative process to the heading Other liabilities, due to the homologation of the agreement.

(d) Other lawsuits

The Company is involved in several lawsuits brought by former distributors, which are mostly claiming damages resulting from the termination of their contracts.

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

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2015, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

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

iii) Net investment hedge derivative instruments – transactions entered into in order to minimize exposure of the exchange differences arising from conversion of net investment in the Company's subsidiaries located abroad for translation account balance. The effective portion of the hedge is allocated to equity and the ineffectiveness portion is recorded directly in financial results.

iv) Derivatives measured at fair value though profit or loss – operations contracted with the purpose of protecting the Company against fluctuations on income statement.

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

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

Investment hedge abroad: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency. Once the derivatives contracted for protection of this cash are accounted in entities whose functional currency is the Real, a portion of the net assets of these subsidiaries was designated as net investment hedge object, in such manner the hedge result can be recorded in other comprehensive income of the group , following the result of the hedged item.

Investment hedge - put option of a subsidiary interest: As detailed in Note 21 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

				2015		2015
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(12,234.8)	12,234.8	585.2	(443.6)	(1,163.0)	1,305.7	2,476.8
	Commodity	(2,355.0)	2,355.0	75.9	(368.7)	(12.5)	(375.5)	(307.8)
	American Dollar	(8,808.4)	8,808.4	461.0	(46.1)	(1,135.5)	1,621.5	2,678.1
	Euro	(635.6)	635.6	23.5	4.3	(9.7)	93.6	133.5
	Mexican Pesos	(435.8)	435.8	24.8	(33.1)	(5.3)	(33.9)	(27.0)

Fixed assets		(2,236.5)	2,236.5	79.5	(15.7)	328.5	-	-
	American Dollar	(1,875.8)	1,875.8	76.4	(11.4)	162.4	-	-
	Euro	(360.7)	360.7	3.1	(4.3)	165.1	-	-
	Pounds	-	-	-	-	1.0	-	-

Expenses		4,920.3	(4,920.3)	290.9	(2,974.4)	(22.3)	-	(1,713.0)
	American Dollar	1,050.0	(1,050.0)	252.1	(1,052.7)	43.5	-	(1,006.6)
	Euro	(16.2)	16.2	10.4	(16.7)	(4.8)	-	(7.1)
	Canadian Dollar	3,886.5	(3,886.5)	28.4	(1,905.0)	(83.3)	-	(613.4)
	Brazilian Real	-	-	-	-	22.3	-	(85.9)

Cash		(1,048.6)	1,048.6	164.9	(1,175.5)	1,507.2	-	-
	American Dollar	(841.1)	841.1	146.1	(1,122.3)	1,597.8	-	-
	Euro	37.5	(37.5)	18.2	(52.9)	(22.4)	-	-
	Brazilian Real	(245.0)	245.0	0.6	(0.3)	(68.2)	-	-

Debts		(1,595.5)	743.9	3.0	910.9	(51.2)	-	-
	American Dollar	(1,005.9)	154.3	3.0	949.5	(35.4)	-	-
	Brazilian Real	(589.6)	589.6	-	(38.6)	(15.8)	-	-

Foreign investments		141.9	(141.9)	440.3	(1,119.8)	407.9	-	(2,817.3)
	American Dollar	132.9	(132.9)	62.6	(978.2)	329.8	-	(2,109.2)
	Euro	9.0	(9.0)	11.1	(26.1)	4.8	-	(53.7)
	Canadian Dollar	-	-	366.6	(115.5)	73.3	-	(654.4)
As of December 31, 2015		(12,053.2)	11,201.6	1,563.8	(4,818.1)	1,007.1	1,305.7	(2,053.5)

				2014		2014
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(8,181.8)	8,181.8	108.6	(412.9)	(892.6)	320.1	433.8
	Commodity	(1,644.3)	1,644.3	37.1	(183.0)	(12.3)	98.1	(113.9)
	American Dollar	(6,204.5)	6,204.5	70.1	(203.3)	(873.0)	184.7	518.1
	Euro	(113.0)	113.0	1.4	(9.1)	(7.0)	36.9	27.3
	Mexican Pesos	(219.9)	219.9	-	(17.5)	(0.4)	0.4	2.2

Fixed assets		(670.9)	670.9	7.4	(20.2)	(30.0)	6.1	11.6
	American Dollar	(506.4)	506.4	7.0	(16.7)	(18.8)	6.1	11.4
	Euro	(164.5)	164.5	0.4	(3.5)	(11.2)	-	0.2

Expenses		4,664.1	(4,664.1)	310.9	(703.3)	322.5	(345.3)	(121.8)
	American Dollar	4,827.8	(4,827.8)	310.2	(689.3)	324.9	(345.3)	(128.4)
	Euro	88.3	(88.3)	0.7	(1.0)	(0.3)	-	-
	Brazilian Real	(252.0)	252.0	-	(13.0)	(2.1)	-	6.6

Cash		(677.9)	677.9	109.2	(269.9)	148.6	-	-
	American Dollar	(1,860.8)	1,860.8	97.3	(263.8)	161.8	-	-
	Euro	113.0	(113.0)	11.8	(4.4)	(3.7)	-	-
	Brazilian Real	1,070.0	(1,070.0)	0.1	(1.6)	(9.5)	-	-

Debts		(986.3)	610.1	5.0	(23.3)	(3.4)	-	-
	American Dollar	(588.9)	212.7	0.2	(4.9)	(3.2)	-	-
	Brazilian Real	(397.4)	397.4	4.7	(18.4)	(0.3)	-	-

Foreign investments		3,018.9	(3,018.9)	347.0	(509.5)	413.3	-	(557.9)
	American Dollar	3,086.1	(3,086.1)	318.0	(474.9)	411.8	-	(548.0)
	Euro	(67.2)	67.2	28.9	(34.6)	1.6	-	(9.9)
As of December 31, 2014		(2,833.8)	2,457.5	888.0	(1,939.0)	(41.8)	(19.1)	(234.4)

I.          Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expense/income whenever they are denominated in a currency other than the functional currency of the subsidiary. The main derivatives financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non deliverable forwards and full deliverable forwards.

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

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	2015				2014
	Pre - Hedge		Post - Hedge		Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.4%	1,055.1	11.2%	1,386.5	7.2%	1,162.7	8.7%	1,773.8
American Dollar	1.8%	994.8	1.8%	835.8	1.9%	537.1	2.1%	300.3
Dominican Peso	-	-	-	-	9.1%	3.9	9.1%	3.9
Interest rate post fixed		2,049.9		2,222.3		1,703.7		2,078.0

Brazilian Real	7.1%	1,099.6	8.2%	927.2	6.4%	832.2	5.1%	464.1
Working Capital in Argentinean Peso	24.0%	2.5	24.0%	2.5	23.7%	98.9	23.7%	98.9
Dominican Peso	9.5%	394.9	9.5%	394.9	10.4%	60.1	10.4%	60.1
American Dollar	6.0%	15.8	6.0%	15.8	3.9%	18.8	5.9%	12.6
Guatemala´s Quetzal	7.8%	9.7	7.8%	9.7	7.9%	8.1	7.9%	8.1
Colombian Peso	2.9%	29.6	2.9%	29.6	-	-	-	-
Interest rate pre-set		1,552.1		1,379.7		1,018.1		643.8

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

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after December 31, 2015 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2015.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2015.

Transaction	Risk	Base scenario	Probable scenario	Adverse scenario	Remote scenario
Commodities hedge	Decrease on commodities price	(292.8)	(602.8)	(881.6)	(1,470.3)
Input purchase		292.8	602.8	881.6	1,470.3
Foreign exchange hedge	Foreign currency decrease	434.4	(587.6)	(2,035.6)	(4,505.6)
Input purchase		(434.4)	587.6	2,035.6	4,505.6
Costs effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	63.8	(218.6)	(495.4)	(1,054.5)
Capex Purchase		(63.8)	218.6	495.4	1,054.5
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	(2,683.5)	(3,223.4)	(3,815.7)	(5,045.8)
Expenses		2,683.5	3,223.4	3,815.7	5,045.8
Income expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	952.5	934.4	914.0	875.4
Cash		(952.5)	(1,034.4)	(1,126.9)	(1,301.2)
Interest Hedge	Increase in tax interest	(38.6)	(73.8)	(136.3)	(158.1)
Interest Revenue		38.6	73.8	136.3	158.1
Cash effects		-	(100.0)	(212.9)	(425.8)

Investment hedge	Foreign currency decrease	(679.5)	(696.3)	(701.0)	(736.5)
Foreign Investment		679.5	696.3	701.0	736.5
Foreign investment effects		-	-	-	-
		-	(100.0)	(212.9)	(425.8)

As of December 31, 2015 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional value
Exposure	Risk	2016	2017	2018	2019	>2020	Total

Cost		11,615.2	619.6	-	-	-	12,234.8
	Commodity	2,137.6	217.4	-	-	-	2,355.0
	American Dollar	8,406.2	402.2	-	-	-	8,808.4
	Euro	635.6	-	-	-	-	635.6
	Mexican Peso	435.8	-	-	-	-	435.8

Fixed asset		2,236.5	-	-	-	-	2,236.5
	American Dollar	1,875.8	-	-	-	-	1,875.8
	Euro	360.7	-	-	-	-	360.7

Expenses		196.3	-	(1,982.7)	(3,133.9)	-	(4,920.3)
	American Dollar	180.1	-	(292.9)	(937.2)	-	(1,050.0)
	Euro	16.2	-	-	-	-	16.2
	Canadian American Dollar	-	-	(1,689.8)	(2,196.7)	-	(3,886.5)
	Brazilian Real	-	-	-	-	-	-

Cash		1,173.6	300.0	-	(425.0)	-	1,048.6
	American Dollar	841.1	-	-	-	-	841.1
	Euro	(37.5)	-	-	-	-	(37.5)
	Brazilian Real	370.0	300.0	-	(425.0)	-	245.0

Debt		154.3	300.0	-	-	289.6	743.9
	American Dollar	154.3	-	-	-	-	154.3
	Brazilian Real	-	300.0	-	-	289.6	589.6

Foreign investments		(141.9)	-	-	-	-	(141.9)
	American Dollar	(132.9)	-	-	-	-	(132.9)
	Euro	(9.0)	-	-	-	-	(9.0)
Total		15,234.0	1,219.6	(1,982.7)	(3,558.9)	289.6	11,201.6

		Fair Value
Exposure	Risk	2016	2017	2018	2019	>2020	Total

Cost		123.6	18.0	-	-	-	141.6
	Commodity	(300.8)	8.0	-	-	-	(292.8)
	American Dollar	405.1	9.8	-	-	-	414.9
	Euro	27.8	-	-	-	-	27.8
	Mexican Peso	(8.5)	0.2	-	-	-	(8.3)

Fixed asset		63.8	-	-	-	-	63.8
	American Dollar	65.0	-	-	-	-	65.0
	Euro	(1.2)	-	-	-	-	(1.2)

Expenses		(2,612.2)	-	(48.9)	(22.4)	-	(2,683.5)
	American Dollar	(780.4)	-	(12.7)	(7.5)	-	(800.6)
	Euro	(6.3)	-	-	-	-	(6.3)
	Canadian Dollar	(1,825.5)	-	(36.2)	(14.9)	-	(1,876.6)

Cash		(1,010.9)	-	-	0.3	-	(1,010.6)
	American Dollar	(976.2)	-	-	-	-	(976.2)
	Euro	(34.7)	-	-	-	-	(34.7)
	Brazilian Real	-	-	-	0.3	-	0.3

Debt		952.5	(28.3)	-	-	(10.3)	913.9
	American Dollar	952.5	-	-	-	-	952.5
	Brazilian Real	-	(28.3)	-	-	(10.3)	(38.6)

Foreign investments		(679.5)	-	-	-	-	(679.5)
	American Dollar	(915.6)	-	-	-	-	(915.6)
	Euro	(15.0)	-	-	-	-	(15.0)
	Canadian Dollar	251.1	-	-	-	-	251.1
Total		(3,162.7)	(10.3)	(48.9)	(22.1)	(10.3)	(3,254.3)

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

The selection process of financial institutions authorized to operate as the Company’s counterparty is set forth in our Credit Risk Policy. This Credit Risk Policy establishes maximum limits of exposure to each counterparty based on the risk rating and on each counterparty's capitalization.

In order to minimize the risk of credit with its counterparties on significant derivative transactions, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a percentage of its notional value (generally between 10% and 15%), the debtor settles the difference in favor of the creditor.

As of December 31, 2015, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Caixa Econômica Federal, Citibank, Itaú-Unibanco, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2015. There was no concentration of credit risk with any counterparties as of December 31, 2015.

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

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is effected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

The table below shows all financial instruments recognized in the financial statements, segregated by category:

			2015
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	13,620.2	-	-	-	-	13,620.2
Investment securities	-	118.6	215.1	-	-	333.7
Trade receivables excluding prepaid expenses	6,556.8	-	-	-	-	6,556.8
Financial instruments derivatives	-	-	449.4	1,114.4	-	1,563.8
Total	20,177.0	118.6	664.5	1,114.4	-	22,074.5

Financial liabilities
Trade payables and other liabilities	-	-	5,558.6	-	13,779.6	19,338.2
Financial instruments derivatives	-	-	3,975.9	842.2	-	4,818.1
Interest-bearing loans and borrowings	-	-	-	-	3,599.5	3,599.5
Total	-	-	9,534.5	842.2	17,379.1	27,755.8

			2014
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	9,722.1	-	-	-	-	9,722.1
Investment securities	-	68.0	713.0	-	-	781.0
Trade receivables excluding prepaid expenses	5,257.0	-	-	-	-	5,257.0
Financial instruments derivatives	-	-	541.8	346.0	-	887.8
Total	14,979.1	68.0	1,254.8	346.0	-	16,647.9

Financial liabilities
Trade payables and other liabilities	-	-	3,289.8	-	9,182.7	12,472.5
Financial instruments derivatives	-	-	1,191.5	747.4	-	1,938.9
Interest-bearing loans and borrowings	-	-	-	-	2,622.7	2,622.7
Total	-	-	4,481.3	747.4	11,805.4	17,034.1

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

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	2015				2014

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	215.1	-	-	215.1	713.0	-	-	713.0
Derivatives assets at fair value through profit or loss	161.8	287.6	-	449.4	97.8	444.0	-	541.8
Derivatives - operational hedge	177.2	497.4	-	674.6	28.8	89.4	-	118.2
Derivatives - fair value hedge	-	-	-	-	-	4.7	-	4.7
Derivatives - net investment hedge	63.1	376.7	-	439.8	89.0	134.2	-	223.2
	617.2	1,161.7	-	1,778.9	928.6	672.3	-	1,600.9
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,558.6	5,558.6	-	-	3,289.8	3,289.8
Derivatives liabilities at fair value through profit or loss	139.5	3,836.4	-	3,975.9	173.5	1,018.1	-	1,191.6
Derivatives - operational hedge	121.7	333.9	-	455.6	221.9	216.4	-	438.3
Derivatives - fair value hedge	-	28.3	-	28.3	-	18.4	-	18.4
Derivatives - net investment hedge	74.4	283.9	-	358.3	49.9	240.8	-	290.7
	335.6	4,482.5	5,558.6	10,376.7	445.3	1,493.7	3,289.8	5,228.8

(i) Refers to the put option in the subsidiary as described in Note 23 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2014	3,289.8
Gains and losses total in the year	2,268.8
Losses recognized in net income	456.7
Losses recognized in equity	1,812.1
Financial liabilities at December 31, 2015 (i)	5,558.6

(i) The liability was recorded under "Other liabilities" on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized at cost, at market value, it would have recorded an additional loss, before income tax and social contribution, of approximately R$5.5 on December 31, 2015 (R$(12.6) on December 31, 2014), as presented in the table below:

	2015			2014
Financial liabilities	Book	Market	Difference	Book	Market	Difference
International financing (other currencies)	1,253.0	1,253.0	-	369.1	369.1	-
FINEP - Local currency	87.3	87.3	-	86.5	86.5	-
BNDES - Local currency	1,511.0	1,511.0	-	1,444.8	1,444.8	-
BNDES - Foreign currency	158.9	158.9	-	236.7	236.7	-
Bond 2017	275.5	281.0	(5.5)	281.6	294.1	(12.5)
Tax incentives	182.0	182.0	-	181.9	181.9	-
Debenture	98.9	98.9	-	-	-	-
Finance leasing- Foreign currency	32.9	32.9	-	22.0	22.0	-
Trade and other payables	13,779.6	13,779.6	-	9,182.7	9,182.7	-
	17,379.1	17,384.6	(5.5)	11,805.3	11,817.8	(12.5)

The criteria used to determine the market value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of December 31, 2015, being approximately 93.66% for Bond 2017 (98.04% at December 31, 2014).

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

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of December 31, 2015 the Company held R$924.0 in investments securities or cash investments available on demand, classified as cash and cash equivalents (R$698.1 on December 31, 2014).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties make this option. In the absence of such election, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on net, in case of default by the counterparty.

28. OPERATING LEASES

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

Operating leases mature as follows:

	2015	2014
Less than 1 year	29.9	28.7
Between 1 and 2 years	63.0	53.2
More than 2 years	82.9	38.4
	175.8	120.3

In 2015, the operating lease expense in the income statement amounted to R$58.7 (R$43.5 and R$65.2 in 2014 and 2013, respectively).

29. COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2015	2014
Collateral given for own liabilities	1,538.3	1,224.0
Other commitments	798.8	497.9
	2,337.1	1,721.9

Commitments with suppliers	9,062.8	8,271.4
Commitments - Bond 2017	300.0	300.0
	9,362.8	8,571.4

The collateral provided for liabilities totaled approximately R$2,337.1 as at December 31, 2015 (R$1,721.9 as at December 31, 2014),  including R$620.2 (R$525.9 as at December 31, 2014) of cash guarantees. The deposits in cash used as guarantees are presented as part of the receivables. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at December 31, 2015, R$924.0 (R$698.1 as at December 31, 2014) in highly liquid financial investments or in cash (Note 27 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017, in amount of R$300,0, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017.

Future contractual commitments as at December 31, 2015 e 2014 are as follows:

	2015	2014
Less than 1 year	6,105.5	3,776.8
Between 1 and 2 years	2,269.5	2,555.6
More than 2 years	987.8	2,239.0
	9,362.8	8,571.4

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

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	2015	2014
PIS and COFINS	860.3	305.4
ICMS and IPI	10,379.1	5,648.8
IRPJ and CSLL	16,358.8	12,946.7
Labor	188.8	207.9
Civil	5,054.1	3,546.4
Others	502.3	1,668.2
	33,343.4	24,323.4

Principal lawsuits with a likelihood of possible loss:

Goodwill

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. In November 2014 the Lower Administrative Court concluded the decision was partly favorable; therefore, after the publication we have filed an appeal with the Upper Administrative Court and now we are waiting the judgment.  We have not recorded any provisions for this matter, and our management, supported by the opinion of our external legal counsel, estimates possible losses in relation to this assessment to be approximately R$4.6 billion as of December 31, 2015 (R$4.2 billion as of December 31, 2014). In the event we are required to pay these amounts, ABI will reimburse the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as the related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Quinsa into us. We filed an Appellate Division in December 2014 against the first level administrative decision, which maintained the assessment. The Appellate Division wait the judgment in Administrative Court Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.3 billion as of December 31, 2015 (R$1.2 billion as of December 31, 2014). We have not recorded any provision in connection with this assessment.

Profits earned abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Court and are awaiting its decision. We have not recorded any provision in connection with this assessment. We estimate our exposure to possible losses in relation to these assessments to be R$4.5 billion at December 31, 2015 (R$ 4.2 billion at December 31, 2014) and to probable losses to be R$38.2 as of that date, for which we have recorded a provision in the corresponding amount at December 31, 2015 (R$34.7 at December 31, 2014).

Manaus Free Trade Zone - IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI.  Our units have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which are under discussion before Courts. Management estimates possible losses in relation to these assessments to be R$1.8 billion as of December 31, 2015 (R$917 as of December 31, 2014).

ICMS-ST Unconditional Discounts

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the State of Pará and Piauí, relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the debts related to the assessments issued by the State of Rio de Janeiro under an incentive tax payment program with discounts granted by such State, in the total amount of approximately R$271 million. Ambev management estimates the amount involved in these proceedings to be approximately R$861.6 million as of 31 December 2015, classified as possible loss and, therefore, with no related provision. Considering the above mentioned payment in January 2016, the total amount involved in these proceedings has been reduced to approximately R$491.5 million.

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, from certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses by companies in their final year of existence, following a merger.

No provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply. The Company estimates the possible exposure to losses on these assessments at approximately R$454.6 at December 31, 2015 (R$419 at December 31, 2014).

Subscription Warrants

Certain holders of warrants issued by Old Ambev in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. The warrants object of those six proceedings represented, on December 31, 2015, 172.8 million Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$648 (R$572 on December 31, 2014). The Company believes that the loss of this lawsuit is possible has not recorded any provision in connection therewith.

ICMS fiscal war

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion as of December 31, 2015 (R$1.0 billion as of December 31, 2014). Ambev has not recorded any provision in connection therewith.

IPI Excise Tax

In 2014 and 2015, we received tax assessments from Brazilian Federal Tax Authorities related to IPI exercise tax, supposedly due over remittances of manufactured goods to other related factories, to which the decision from the Upper House of the Administrative Court is still pending. Management estimates the possible losses related to these assessments to be approximately R$1.3 billion as of December 31, 2015 (R$510 as of December 31, 2014).

Lawsuit  against Brewers Retail Inc.

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store”) and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks a declaration that LCBO and The Beer Store agreed with each to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of The Beer Store agreed to fix. The claimants are seeking damages not exceeding R$3.9 billion (R$3.2 billion as of December 31, 2014), for all mentioned parts. Considering that The Beer Store operates according to the rules established by the Government of Ontario and that  prices at The Beer Store are independently set by each brewer, the Company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

Disallowance of Expenses and Deductible Losses

In December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The defense was presented on 28 January 2015. Ambev management estimates the amount of possible losses in relation to this assessment to be approximately R$1.3 billion as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

In December 2015, Ambev also received e new tax assessment related to the same matter. Ambev Management estimates the amount of possible losses in relation to this assessment to be approximately R$ 332 million as of December 31, 2015.  We have not recorded any provision in connection with this assessment.

Disallowance of taxes paid abroad

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Court is still pending. Ambev management estimates the possible losses related to these assessments to be approximately R$1.9 billion as of 31 December 2015. Ambev has not recorded any provision in connection therewith.

ICMS – PRODEPE

In June 2015, Ambev received a tax assessment issued by the State of Pernambuco, relating to ICMS differences, based on alleged non-compliance with a state tax incentive agreement (“PRODEPE”), related to the period of February 2014. In September 2015, Ambev was notified of a new tax assessment related to the periods of March 2014 to July 2015 based on the fact that Ambev presented a defense against the first assessment, in the amount of approximately R$ 563.6 million. In the fourth quarter 2015 Ambev received other assessments related to the same tax incentive agreement. Ambev management estimates the total amount related to this matter to be approximately R$665.9 million as of 31 December 2015, classified as a possible loss and therefore with no related provision.

ICMS - Trigger

Over the years, Ambev has received tax assessments relating to ICMS differences that some States consider due in the tax substitution system, in cases where the price of the products sold by the factory reaches levels above the price table basis established by such States. Ambev is currently challenging those charges before Courts. In 2015, Ambev received new tax assessments related to the same issue, in the amount of approximately R$331.6 million, increasing the amount related to this issue to approximately R$796 million as of 31 December 2015, classified as a possible loss and therefore with no related provision.

Contingent assets

According to IAS 37, contingent assets are not recorded, except when there are real guarantees or favorable legal decisions.

31. NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	2015	2014	2013
Tax incentives	1.755,7	1.479,9	1.148,0
Cash financing cost other than interests	1.752,3	770,0	-
Reclassification of finance cash flow to operational cash flow	144,6	178,4	152,0
Interest assets on provisions	187,0	117,8	149,5
Acquisition of property, plant and equipment	105,6	-	-
Federal amnesty	-	223,3	-
Others	41,1	0,2	70,0

32. RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s bylaws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

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

Total expenses related to the Company’s management members are as follows:

	2015	2014	2013

Short-term benefits (i)	32.1	22.2	28.7
Share-based payments (ii)	39.0	39.3	44.5
Total key management remuneration	71.1	61.5	73.2

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

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at December 31, 2015 held 9.93% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2015 and December 31, 2014, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$235.5 in the period ended December 31, 2015 (R$216.3 as of December 31, 2014), of which R$208.2 (R$195.5 as of December 31, 2014) related to active employees and R$27.3 (R$22.8 as of December 31, 2014) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63.3 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner, in the annual amount of R$4.5. The Fundação and the Company were negotiating new terms of contract of the agreement.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic and Paraguay. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil, Canada, Argentina, and other countries and, by means of a license granted to ABI, it also distributes Brahma’s product in parts of Europe, Asia and Africa. The amount recorded was R$52.8 (R$1.6 as of December 31, 2014) and R$434.7 (R$293.1 as of December 31, 2014) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

On October 29, 2013, the Company entered into an agreement with the company B2W - Companhia Digital S.A. to manage the company’s platform of e-commerce named “Partner Ambev” and “Empório da Cerveja”. The contract is for two years, and the object of it is to trade Ambev S.A. products through websites. Both parties have the same equity holders. On December 31, 2015, B2W and the Company were negotiating new model of contract of management for e-commerce platform.

f) Marketing expenses

The Company maintains repayment agreement with Anheuser-Busch, Inc., to sponsorship of sporting events in Brazil like FIFA and UFC. The Company recorded R$ 24.4 of marketing expenses.

Transactions with related parties

	2015
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Dividends payables (i)
AB InBev	67.5	18.6	(159.6)	-	-
AB Package	-	-	(48.8)	-	-
AB USA	15.6	32.1	(164.8)	(0.5)	-
Ambrew	-	-	-	-	(0.7)
Cervecería Modelo	0.6	-	(246.4)	-	-
Inbev	-	19.5	(14.1)	-	-
ITW	-	-	-	(256.4)	-
Modelo	-	0.8	(85.8)	(62.7)	-
Others	0.9	6.6	(5.1)	(5.3)	-
	84.6	77.6	(724.6)	(324.9)	(0.7)

	2014
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Dividends payables (i)
AB InBev	50.6	59.4	(91.5)	-	-
AB Package	-	-	(34.6)	-	-
AB Services	22.0	-	(3.2)	(0.2)	-
AB USA	7.6	15.1	(195.5)	(6.9)	-
Ambrew	-	-	-	-	(166.4)
Cervecería Modelo	1.0	-	(16.7)	-	-
Inbev	-	15.8	-	-	-
ITW	-	-	-	(174.4)	(1,097.5)
Modelo	-	12.2	(120.4)	(51.1)	-
Others	0.2	0.9	(13.7)	(0.1)	-
	81.4	103.4	(475.4)	(232.7)	(1,263.8)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

			2015			2014			2013
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB InBev	(55.3)	-	(35.5)	(41.0)	-	(24.4)	(26.0)	-	(2.8)
AB Package	-	-	-	(16.2)	-	-	-	-	-
AB USA	(124.9)	49.0	(288.1)	(87.2)	31.2	(228.4)	(90.4)	29.4	(211.3)
Cervecería Modelo	(257.7)	1.1	(52.9)	-	-	(33.1)	-	-	-
AB InBev Germany	(20.0)	-	(1.1)	(17.7)	-	(0.9)	(29.5)	-	(1.1)
InBev	(73.3)	0.1	-	(50.7)	-	-	(65.3)	-	-
Modelo	(356.9)	-	-	(208.6)	-	-	(29.2)	-	(1.5)
Others	(54.0)	0.6	-	(18.3)	2.5	(0.7)	(9.6)	0.6	-
	(942.1)	50.8	(377.6)	(439.6)	33.7	(287.5)	(250.0)	30.0	(216.7)

Denomination used in the tables above:

Anheuser-Busch InBev Germany Holding (“AB InBev Germany”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“ABI Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Ambrew S.A. (“Ambrew”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW”)

33. GROUP COMPANIES

Listed below are the main group companies. The number of companies consolidated totaled 45.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G	99.74%
Av. Del Libertador 498, 26º andar - Buenos Aires

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A.	85.67%
Av. Montes 400 e Rua Chuquisaca - La Paz

Brazil
AMBEV S.A.	Consolidating Company
Rua Dr. Renato Paes de Barros, 1.017 , 3º andar - Itaim Bibi, São Paulo

AROSUCO AROMAS E SUCOS LTDA	100.00%
Avenida Buriti, 5.385 - Distrito Industrial - Manaus - AM

CRBS S.	100.00%
Avenida Antarctica, 1.891 Fazenda Santa Úrsula, parte - Jaguariúna - SP

EAGLE DISTRIBUIDORA DE BEBIDAS S.A.	100.00%
Avenida Antarctica, 1.891 Fazenda Santa Úrsula, parte – Jaguariúna – SP

CERVEJARIA REUNIDAS SKOL CARACU S.A. Avenida Antarctica, 1.891 - Fazenda Santa. Úrsula, parte – Jaguariuna, SP	100.00%

Canada
LABATT BREWING COMPANY LIMITED	100.00%
207 Queens Quay - West, Suite 299 - M5J 1A7 - Toronto

Chile
CERVECERIA CHILE S.A	100.00%
Avenida Presidente Eduardo Frei Montalva, 9.600 - Comuna de Quilicura - Santiago

Spain
JALUA SPAIN, S.L	100.00%
Juan Vara Terán, 14 – Ilhas Canárias

Ecuador
COMPANHIA CERVECERA AMBEV ECUADOR S.A.	100,00%
Km 14,5 – Vía Dauley, Av. Las Iguanas - Guayaquil

Luxembourg
AMBEV LUXEMBOURG	100.00%
5, Gabriel Lippmann, L – 5.365 Munsbach

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA	50.00%
43 Calle 1-10 Clzd. Aguilar Bartres Zona 12, Edifício Mariposa, nível 4 - 01012 - Zacapa

Paraguay
CERVECERIA PARAGUAY S.A	87.34%
Ruta Villeta KM 30 - Ypané

Peru
COMPANÍA CERVECERA AMBEV PERU S.A.C.	100.00%
Avenida República de Panamá, 3.659 San Isidro - Lima 41 – Lima

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A.	55.00%
Autopista 30 de Mayo, Distrito Nacional

Uruguay
LINTHAL S.A	99,99%
25 de Mayo 444, office 401 - Montevideo

NACIONALY MALTERIA PAYSSANDU S.A.	98.62%
Rambla Baltasar Brum, 2.933 – 11800 - Paysandú

MONTHIERS SOCIEDAD ANÓNIMA	100.00%
Cesar Cortinas, 2.037 - Montevideo

34. INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

35. EVENTS AFTER THE REPORTING PERIOD

i) On January, 2016, Ambev S.A. through its wholly-owned subsidiaries, CRBS S.A. and Ambev Luxembourg, closed a transaction which acquired the rights to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

ii) In the Board of Directors’ Meeting held on January 15, 2016, the members of the Company’s Board of Directors approved the distribution of interest on own capital (“IOC”), to be deducted from the results of the 2015 fiscal year and attributed to the minimum mandatory dividends for 2015, of R$ 0.13 per share of the Company. The distribution of IOC shall be taxed pursuant to applicable law, which shall result in a net distribution of IOC of R$0.1105 per share of the Company.

The aforementioned payments shall be made as from February 29, 2016 (ad referendum of the Annual Shareholders’ Meeting), considering the shareholding on and including January 29, 2016, with respect to BM&FBovespa, and February 3, 2016, with respect to the New York Stock Exchange, without any monetary adjustment.