Form 20-F
period 2016-12-31
AMBEV S.A.
filed 2017-03-22
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended: December 31, 2016

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
15,701,102,928 common shares, without par value
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

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Ambev,” “we,” “us” and “our” refers to Ambev S.A. and its subsidiaries and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it.  All references to “Old Ambev” refer to Companhia de Bebidas das Américas – Ambev, our former subsidiary that had common and preferred shares listed on the São Paulo Stock, Commodities and Futures Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros), or the BM&FBOVESPA, and common and preferred ADSs listed on the New York Stock Exchange, or the NYSE, and that was merged out of existence with and into us in January 2014.  All references to CSD & NANC are to Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Soft Drinks.  All references to “Brazil” are to the Federative Republic of Brazil, unless the context otherwise requires.  All references to the “Brazilian government” are to the federal government of Brazil.  All references to percent ownership interests in Ambev do not take into account treasury shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2016, 2015 and 2014 and for the three years ended December 31, 2016, included elsewhere in this document.  Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation.  Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

MARKET DATA

Market information (including market share, market position and industry data for our operating activities and those of our subsidiaries or of companies acquired by us) or other statements presented in this Form 20-F regarding our position (or that of companies acquired by us) relative to our competitors largely reflect the best estimates of our management. These estimates are based upon information obtained from customers, trade or business organizations and associations, other contacts within the industries in which we operate and, in some cases, upon published statistical data. Except as otherwise stated, our market share data, as well as our management’s assessment of our comparative competitive position, has been derived by comparing our sales volumes for the relevant period to our management’s estimates of our competitors’ sales volumes for such period, as well as upon published statistical data, and, in particular the reports published and the information made publicly available by, among others, the local brewers’ associations and the national statistics bureaus in the various countries in which we sell our products. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect and believe and act as if they are reliable, we have not independently verified it.

i

CURRENCY TRANSLATION

In this annual report, references to “real,” “reais” or “R$” are to the legal currency of Brazil, references to “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar” or “C$” are to the legal currency of Canada.

We maintain our books and records in reais.  However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2016 of R$3.259 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period.  We have also translated some amounts from U.S. dollars and Canadian dollars into reais.  All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

  greater than expected costs (including taxes) and expenses;

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

  lower than expected revenue;

  greater than expected customer losses and business disruptions;

  limitations on our ability to contain costs and expenses;

  local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us and our customers and our assessment of that impact;

  the monetary and interest rate policies of central banks;

  continued availability of financing;

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

  changes in pricing environments and volatility in commodity prices;

  regional or general changes in asset valuations;

  changes in consumer spending;

  the outcome of pending and future litigation and governmental proceedings and investigations;

  global political and economic developments;

  changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

  natural and other disasters;

  any inability to economically hedge certain risks;

  inadequate impairment provisions and loss reserves;

  technological changes;

  our success in managing the risks involved in the foregoing;

  governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

  inflation, appreciation, depreciation and devaluation of the real;

  the declaration or payment of dividends;

  the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and

  other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended December 31, 2016, 2015, 2014, 2013 and 2012 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

 Selected Consolidated Income Statement Data

	Year Ended December 31,
	2016	2015	2014	2013(1)	2012(1)
				(restated)	(restated)
	(in R$ million)
Net sales	45,602.6	46,720.2	38,079.8	35,079.1	32,478.3
Cost of sales	(16,678.0)	(16,061.4)	(12,814.6)	(11,572.5)	(10,607.8)
Gross profit	28,924.6	30,658.8	25,265.2	23,506.6	21,870.5
Sales, marketing and distribution expenses	(12,010.5)	(11,177.9)	(9,158.8)	(8,059.9)	(7,378.9)
Administrative expenses	(2,166.1)	(2,281.3)	(1,820.0)	(1,748.3)	(1,613.2)
Other operating income/(expense)	1,223.1	1,936.1	1,629.2	1,761.6	863.6
Exceptional items	1,134.3	(357.2)	(89.0)	(29.2)	(50.4)
Income from operations	17,105.4	18,778.5	15,826.6	15,430.8	13,691.6
Net finance cost	(3,702.0)	(2,268.2)	(1,475.4)	(1,561.4)	(893.3)
Share of results of associates	(5.0)	3.1	17.4	11.4	0.5
Income tax expense	(315.0)	(3,634.2)	(2,006.6)	(2,481.4)	(2,339.7)
Net Income	13,083.4	12,879.2	12,362.0	11,399.4	10,459.1
Attributable to:
Equity holders of Ambev	12,546.6	12,423.8	12,065.5	9,557.3	6,345.7
Non-controlling interests	536.8	455.4	296.5	1,842.1	4,113.4

(1)   We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco Brewing Inc., or Cerbuco, the holding company that owns a controlling interest in Bucanero S.A., or Bucanero, consistent with the accounting policy for business combinations between entities under common control.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2016	2015	2014	2013	2012
				(restated)	(restated)
	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(1):
- Basic	0.80	0.79	0.77	0.75	0.65
- Diluted	0.79	0.79	0.76	0.75	0.64
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2):
- Basic (R$)	0.66	0.73	0.77	0.58	0.58
- Basic (US$)	0.20	0.19	0.29	0.25	0.28
Weighted average number of shares (million shares)(3):
- Basic	15,697	15,696	15,683	12,678	9,694
- Diluted	15,823	15,820	15,820	12,824	9,840

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

(3)   Ambev S.A. had 9,694 million common shares outstanding immediately after Anheuser-Busch InBev N.V./S.A.’s, or ABI’s,  contribution of its Old Ambev common and preferred shares to Ambev S.A. in June 2013.  These 9,694 million Ambev S.A. common shares were reflected retrospectively in 2012 as being outstanding both for purposes of the basic and diluted earnings per share figures shown in this table.  Later in 2013, Ambev S.A. issued another 5,969 million common shares in connection with the consummation of Old Ambev’s stock swap merger with Ambev S.A.  The Ambev S.A. common shares issued in connection with the aforementioned stock swap merger were considered from their issuance date and, therefore, represented only an additional 2,984 million common shares for purposes of calculating the weighted average number of Ambev S.A. common shares for 2013.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2016	2015	2014	2013	2012
				(restated)(1)	(restated)(1)
	(in R$ million)
Non-current assets	59,954.6	61,861.8	51,414.8	48,276.2	45,592.5
Property, plant and equipment	19,153.8	19,140.1	15,740.1	14,005.6	12,413.7
Goodwill	30,511.2	30,953.1	27,502.9	27,023.7	26,647.5
Intangible assets	5,245.9	5,092.2	3,754.9	3,214.0	2,936.4
Deferred tax assets	2,268.2	2,749.9	1,392.5	1,647.8	1,428.7
Taxes and contributions receivable	347.7	892.8	1,161.2	474.1	375.0
Trade and other receivables	1,989.9	2,191.6	1,742.0	1,797.2	1,492.3
Other	437.9	842.1	121.2	113.8	298.9
Current assets	23.886,8	28,314.5	20,728.5	20,809.0	16,626.2
Inventories	4,347.1	4,338.2	3,411.3	2,835.6	2,505.5
Trade and other receivables	5,956.8	6,946.1	5,300.2	4,749.6	3,799.6
Taxes and contributions receivable	5,423.3	3,194.9	1,581.9	1,397.0	585.2
Cash and cash equivalents	7,876.8	13,620.2	9,722.1	11,538.2	9,259.3
Investment securities	282.8	215.1	713.0	288.6	476.6
Total assets	83,841.4	90,176.3	72,143.3	69,085.2	62,218.7
Shareholders’ equity	46,651.3	50,333.7	43,644.7	44,224.7	37,522.9
Equity attributable to equity holders of Ambev	44,825.0	48,331.9	42,221.6	42,992.5	25,397.9
Non-controlling interests	1,826.3	2,001.8	1,423.1	1,232.2	12,125.0
Non-current liabilities	8,416.5	9,700.7	6,673.8	7,507.8	9,046.8
Interest-bearing loans and borrowings	1,765.7	2,316.9	1,634.6	1,865.2	2,316.2
Employee benefits	2,137.7	2,221.9	1,757.0	1,558.3	1,780.9
Deferred tax liabilities	2,329.7	2,473.6	1,737.6	2,095.7	1,367.6
Taxes and contributions payable	681.4	910.0	610.9	883.0	779.3
Trade and other payables	736.6	1,278.8	390.5	673.9	2,284.7
Provisions	765.4	499.5	543.2	431.7	518.1
Current liabilities (2)	28,773.6	30,141.9	21,824.8	17,352.7	15,649.0
Interest-bearing loans and borrowings	3,630.6	1,282.6	988.1	1,040.6	837.8
Trade and other payables	20,692.0	24,391.6	17,054.7	13,034.8	11,591.7
Taxes and contributions payable	4,282.4	4,342.1	3,543.7	3,132.3	3,081.9
Provisions	168.6	123.1	139.2	145.0	137.5
Bank overdraft	0.0	2.5	99.1	0.0	0.1
Total shareholders’ equity and liabilities	83,841.4	90,176.3	72,143.3	69,085.2	62,218.7

(1)     We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco, the holding company that owns a controlling interest in Bucanero, consistent with the accounting policy for business combinations between entities under common control.

(2)     The put option granted in the acquisition of a subsidiary is recorded under current liabilities, which impacted directly the working capital calculation.

Other Data

	As at and for the Year Ended December 31,
	2016	2015	2014	2013(1)	2012(1)
				(restated)	(restated)
	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(2)	(4,886.8)	(1,827.4)	(1,096.3)	3,456.3	977.2
Cash dividends and interest on shareholders’ equity paid	10,330.6	11,490.2	12,059.6	7,333.7	5,619.3
Depreciation and amortization(3)	3,512.0	3,074.6	2,392.5	2,105.1	1,953.1
Capital expenditures(4)	4,132.7	5,261.2	4,493.1	3,810.3	3,017.9
Operating cash flows - generated(5)	12,344.4	23,580.8	15,895.7	15,314.8	14,316.4
Investing cash flows - used(5)	(5,898.0)	(5,997.0)	(4,768.0)	(3,811.3)	(5,721.0)
Financing cash flows - used(5)	(11,645.1)	(15,327.9)	(13,143.8)	(9,506.7)	(7,825.3)
Other Operating Data:
Total production capacity - million hl(6)	280.4	269.9	292.3	280.4	279.6
Total volume sold - million hl(7)	159.8	169.1	171.7	166.5	171.1
Number of employees(8)	53,250	52,738	51,871	53,581	51,888

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

The real may depreciate or appreciate against the U.S. dollar substantially. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate— Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real relative to other currencies, including the U.S. dollar, may adversely affect our financial performance.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated.  The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented below.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2012	2.112	1.702	1.955	2.044
2013	2.446	1.953	2.174	2.343
2014	2.740	2.197	2.360	2.656
2015	4.195	2.575	3.388	3.905
2016	4.156	3.119	3.483	3.259

Source:  Central Bank.

	Reais per U.S. Dollar
Month	High	Low	Average	Period End
September 2016	3.333	3.193	3.256	3.246
October 2016	3.236	3.119	3.186	3.181
November 2016	3.445	3.202	3.342	3.397
December 2016	3.465	3.259	3.352	3.259
January 2017	3.273	3.127	3.197	3.127
February 2017	3.148	3.051	3.104	3.099
March 2017 (through March 3, 2017)	3.136	3.098	3.116	3.136

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

Portfolio foreign investments are regulated by Resolution No. 4,373 and CVM Rule No. 560, as amended.

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

  appoint a tax representative in Brazil;

  through its representative in Brazil, register itself as a foreign investor with the CVM; and

  through its representative in Brazil, register its foreign investment with the Central Bank.

In addition, an investor operating under the provisions of Resolution No. 4,373 must be registered with the Receita Federal do Brasil (the Brazilian Internal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,634 of May 6, 2016.

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

Our most significant market is Brazil, which has periodically experienced extremely high rates of inflation. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), reached a hyper-inflationary peak of 2,489.1% in 1993. Brazilian inflation, as measured by the same index, was 6.2% in 2012, 5.6% in 2013, 6.2% in 2014, 11.3% in 2015 and 6.6% in 2016. Brazil may experience high levels of inflation in the future. While current levels of inflation are below those experienced in 2015, there can nevertheless be no assurance that levels of inflation in the future will continue the downward trend seen in 2016. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Weak macroeconomic conditions in Brazil are expected to continue into 2017. In addition, in the context of the various ongoing investigations into allegations of money laundering and corruption being currently conducted by Brazilian Federal and State authorities the Brazilian economy and political environment have been negatively impacted. The potential outcome of  such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability.

On August 31, 2016, following months of speculation and citizen protests throughout Brazil, the Senate approved the impeachment of president Dilma Rousseff, and she was replaced by Vice-President Michel Temer as Brazil’s new president.  Mr. Temer, has presented a reform agenda designed to achieve higher rates of economic growth and employment. We cannot predict which reforms, if any, will be adopted by the new Brazilian government and how these reforms will affect the economy or us. In addition, we cannot predict whether president Temer or any government official may be implicated in the ongoing corruption investigations and, if so, how any potential allegations would affect the popular support of the government, its reform agenda, Brazil’s economy and its political and social stability.

Driven by the recent economic and political instability in Brazil, among other factors, Brazil has faced a series of economic and political difficulties throughout 2015 and 2016, including increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product, rising inflation, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real.  Moreover, the political crisis in recent months could worsen economic conditions in Brazil, which may adversely affect our results of operations and financial condition.  All these factors contributed to Brazil’s loss of its investment grade rating and an ongoing economic recession.  It is also difficult to assess the impact that the Brazilian political scenario will have in the Brazilian economy, and as a result on our future operations and financial results.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.  Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income.  Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages and soft drinks, as well as our results of operations.  Moreover, the recent instability and uncertainty in the Brazilian economic and political scenario may adversely affect the demand for our products, which in turn may negatively impact our operations and financial results.

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Most of our sales are in reais; however, a relevant portion of our debt is denominated in foreign currencies, including U.S. dollars.  In addition, a significant portion of our cost of sales in 2016, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to the U.S. dollar, which appreciated significantly against the real in recent years.  Therefore, any devaluation of the real when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations.  Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2016, we derived 45.3% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully.

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, beginning in 2011, the U.S. dollar appreciated 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against the real in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per U.S. $1.00 as of December 31, 2015.  However, the U.S. dollar depreciated 16.5% against the real in 2016, closing at R$3.259 per U.S.$1.00 as of December 31, 2016. As of March 3, 2017, the exchange rate was R$3.136 per US$1.00.

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

Moreover, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil.  An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.  In 2008, the federal government issued regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE,” in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry.  Though the objective of reducing tax evasion is being achieved for federal taxes, and while state governments have started using data from the SICOBE in order to identify potential state tax evasion, there can be no assurance that unfair competition arising from tax evasion will be eliminated from the Brazilian beverage industry.  The mandatory implementation of SICOBE was suspended in December 2016 and the Brazilian federal government and regulators are developing a new system with state-of-the-art technology, aimed to reduce costs.

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

  devaluations and other exchange rate movements;

  inflation;

  investments;

  exchange control policies;

  employment levels and labor regulation;

  social instability;

  price instability;

  energy shortages;

  water rationing;

  interest rates and monetary policy;

  liquidity of domestic capital and lending markets;

  growth or downturn of the Brazilian economy;

  import and export controls;

  exchange controls and restrictions on remittances abroad;

  fiscal policy and changes in tax laws; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which in 2016 corresponded to 22.4% of our consolidated results of operations.  LASI is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability.  A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation.  In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.  Additionally, in 2016 the Argentinean peso underwent a significant devaluation, losing 46.7% of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. The 2016 devaluation of the peso relative to the real, and further devaluations of the peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.  See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining holdout bondholders. The full consequences of the default on Argentina’s political and economic landscape, and on our operations there, are still unclear.  The devaluation of the Argentine peso, along with inflation and deteriorating macroeconomic conditions in Argentina, could have, and may continue to have, a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina.  Despite the election of a new presidential government that seems more committed to fiscal responsibility, our liquidity and operations and our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if additional foreign exchange restrictions are implemented in Argentina.

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

If we do not successfully comply with applicable anti-corruption laws and regulations designed to combat governmental corruption in countries in which we sell our products, we could become subject to fines, penalties or other regulatory sanctions, as well as to adverse press coverage, which could cause our reputation and sales to suffer.

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

In addition, on January 29, 2014, the Brazilian government enacted Law No. 12,846/13 imposing strict liability on companies for acts of corruption perpetrated by their employees, or the Brazilian Antibribery Act. According to the Brazilian Antibribery Act, companies found guilty of bribery could face fines of up to 20% of their gross annual income for the previous year or, if gross income cannot be estimated, such fines could range from R$6 thousand to R$60 million. Among other penalties, the Brazilian Antibribery Act also provides for the disgorgement of illegally obtained benefits, the suspension of corporate operations, asset confiscation and corporate dissolution. The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying a penalty under the Brazilian Antibribery Act.

Despite the new Brazilian Antibribery Act, Brazil still has a perceived elevated risk of public corruption, which may, to a certain degree, leave us exposed to potential violations of the FCPA or other anti-bribery laws.  For example, a number of high profile corporate corruption allegations have surfaced, principally since the beginning of 2014. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate—Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.” In that respect, Brazilian authorities currently investigating alleged corruption cases have in the past released a list of companies that had contracted consulting services from a firm part-owned by a former elected government official who has been convicted of corruption and racketeering by Brazil’s highest court.  Years ago, we retained the services of this consulting firm in connection with a specific matter and, thus, have been cited among these consultant’s clients.  We have reviewed our internal control and compliance procedures in relation to these services and have not identified any evidence of misconduct.

Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, which includes a strict requirement prohibiting our employees and agents from violating these laws, there remains some degree of risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating potential misconduct.  Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and the companies to which we outsource certain of our business operations.  If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and Brazilian Antibribery Act, we may be subject to criminal and civil penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Another potential fallout from having our name or brands associated with any misconduct is adverse press coverage, which, even if unwarranted or baseless, could damage our reputation, brands and sales.  Therefore, if we become involved in any investigations, subpoenas or other proceedings under the FCPA, the Brazilian Antibribery Act or other applicable anti-corruption statutes, our business could be adversely affected.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2016.  An increase in commodities prices directly affects our consolidated operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2016 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2016	Fluctuation
Aluminum (US$/ton)	1,778.00	1,450.00	1,610.69	22.6%
Sugar (US$ cents/pounds)	23.81	12.52	18.20	90.2%
Corn (US$ cents/bushel)	437.75	301.50	358.32	45.2%
Wheat (US$ cents/bushel)	519.50	361.00	435.95	43.9%
PET (US$/ton)	929.00	778.75	851.44	19.3%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET CMAI

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev N.V./S.A., or ABI, resulting in adverse limitations to our operations.

Ambev and its subsidiaries are a party to certain joint venture, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI.  Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions.  Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate.  Any such restrictions may limit the amount and quality of business we conduct in each of those countries.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 45.3% (R$20.6 billion) of our total net revenues of R$45.6 billion in 2016 came from our foreign subsidiaries.  In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because the insufficient availability of cash at our company level may constrain us from paying all of our obligations.

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

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality‑control programs for primary materials, the production process and our final products.  We have established procedures to correct issues or concerns detected.

In the event that any failure to comply with accepted food safety and regulatory standards (such as a contamination or a defect) does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

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

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how.  We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products.  We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications.  There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents issued to, or licensed by, us.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including patent applications, trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights.  If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on third‑party suppliers for a range of raw materials for our beer and non-beer products, and for packaging material, including aluminum cans, glass, kegs and PET bottles.  We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium‑ and long-term fixed‑price arrangements.  We have a limited number of suppliers of aluminum cans, glass and PET bottles.  Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies.  Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material impact on our production, distribution and sale of beer, other alcoholic beverages and soft drinks, and have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers.  If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and note 30 to our audited consolidated financial statements as of and for December 31, 2016, included elsewhere in this annual report, for a description of our material litigation contingencies.  Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil and Canada have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

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

Our operations are subject to safety and environmental regulations by national, state and local agencies, including, in certain cases, regulations that impose liability without regard to fault.  These regulations can result in liability that might adversely affect our operations.  The environmental regulatory climate in the markets in which we operate is becoming stricter, with greater emphasis on enforcement.

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

In January 2014, one of our wholly-owned subsidiaries acquired from ABI, a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba.  We have the right to appoint the general manager of Bucanero.  Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2016, Bucanero sold 1.7 million hectoliters of beer, representing about 1% of our total volume of 159.8 million hectoliters for the year.  Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism.  Although the United States government ceased to identify Cuba as a state sponsor of terrorism in June 2015, this position may be revised by action of the U.S. government’s executive branch.  If U.S. government policy towards Cuba were to be reversed, with that country being once again designated as a state sponsor of terrorism, Cuba could return to being a target of possible restrictions for U.S. investment.  If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

In addition, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.  Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future.  Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued.  The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families.  In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of us.  Although ABI and we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

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

Economic and market conditions in other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil.  Economic crises in emerging markets, such as in Southeast Asia, Russia and Argentina, have historically triggered securities market volatility in other emerging market countries, including Brazil.  For example, the deceleration of the Chinese economy in 2015 and 2016 resulted in the depreciation of the currencies of several emerging economies, including Brazil, and a drop in the stock indices of the stock exchanges of those countries, including the BM&FBOVESPA.  In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev.  Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring outside of Brazil.

Our current controlling shareholders will be able to determine the outcome of our most significant corporate actions.

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72% of our total and voting capital stock (excluding treasury shares) as of December 31, 2016.

ABI indirectly held shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2016.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, or the Ambev Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, or BRC, and the founding families that were the former controlling shareholders of Interbrew N.V./S.A. (as ABI was then called), or the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

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

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated and adjusted pursuant to Brazilian Corporation Law in accordance with the mechanisms described in our bylaws as presented in our consolidated financial statements prepared under IFRS.  The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries.  Therefore, that net income may not be available to be paid out to our shareholders in a given year.  In addition, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition.  While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.  Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws.  It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

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

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of Ambev’s ADS program, or the Depositary, has in Brazil, which permits it to convert dividends and other distributions with respect to the Ambev common shares underlying the Ambev ADSs into foreign currency and remit the proceeds of such conversion abroad.  If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange.  After this five-day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration.  In addition, gains with respect to Ambev common shares will be subject to a less favorable tax treatment unless you obtain your own certificate of foreign capital registration or register your investment in the Ambev common shares with the Central Bank pursuant to Resolution No. 4,373.  For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”  For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

ITEM 4.                INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530‑001, São Paulo, SP, Brazil, and its telephone number and email are: +55 (11) 2122-1414 and ir@ambev.com.br.

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

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil, and since then we have been distributing these products throughout that country. Our PepsiCo franchise agreement for Brazil expires in December 31, 2017, and thereafter, will be automatically renewed for additional ten-year terms if certain conditions set forth in that agreement are met. See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.” In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay and the Dominican Republic.

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

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company Limited, or Labatt, one of the leading brewers in Canada, into us.  At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V.  After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev N.V./S.A.) and became our majority shareholder through subsidiaries and holding companies. (see “—The InBev-Ambev Transactions”).

The InBev-Ambev Transactions

The “InBev-Ambev transactions” consisted of two transactions negotiated simultaneously: (1) in the first transaction, BRC exchanged its Old Ambev shares for shares in Interbrew N.V./S.A. (as ABI was then called); and (2) in the second transaction, Old Ambev issued new shares to Interbrew N.V./S.A. in exchange for Interbrew’s 100% stake in Labatt.

Exchange of Shares Between BRC and the Interbrew Founding Families

In March 2004, various entities controlled by BRC entered into a contribution and subscription agreement with Interbrew N.V./S.A. (as ABI was then called) and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in Old Ambev for newly issued voting shares of Interbrew N.V./S.A., which represented 24.7% of Interbrew N.V./S.A.’s voting shares.

Upon closing of this transaction in August 2004, (1) BRC received approximately 44% of the voting interest in Stichting, which thereupon owned approximately 56% of Interbrew N.V./S.A.’s common shares, and (2) Interbrew N.V./S.A. received approximately a 53% voting interest and a 22% economic interest in Old Ambev.  Such voting interest was subject to our shareholders’ agreement at the time, as amended in connection with the InBev-Ambev transactions.  In addition, Interbrew N.V./S.A. changed its legal name to InBev N.V./S.A. (and, since its acquisition of Anheuser-Busch, Inc. in the U.S. in 2008, to Anheuser Busch-InBev N.V./S.A.).

Acquisition of Labatt

Pursuant to the incorporação agreement dated March 3, 2004, Labatt Brewing Canada Holding Ltd., or Mergeco, was merged into Old Ambev by means of an upstream merger (incorporação) under the Brazilian Corporation Law, or the Incorporação.  Mergeco held 99.9% of the capital stock of Labatt Holding ApS, or Labatt ApS, a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt.  Upon completion of the Incorporação, Old Ambev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt.  As consideration for the acquisition of Labatt, Old Ambev issued common and preferred shares to Interbrew N.V./S.A. (as ABI was then called).

With the consummation of this transaction in August 2004, (1) Labatt became a wholly-owned subsidiary of Old Ambev, and (2) Interbrew N.V./S.A. (as ABI was then called) increased its stake in Old Ambev to approximately 68% of common shares and 34% of preferred shares.

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

BRC became the holder of 44% of Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of Stichting’s voting interests.  In addition, BRC and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement, providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev N.V./S.A. (as ABI was then called).

Old Ambev

Upon closing of the InBev-Ambev transactions, InBev N.V./S.A. (as ABI was then called) became the owner of approximately 68% of Old Ambev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to the Brazilian Corporation Law, InBev N.V./S.A. (as ABI was then called) was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer, or the MTO, for all remaining outstanding common shares of Old Ambev.  The MTO was completed in March 2005, and InBev N.V./S.A. (as ABI was then called) increased its stake in Old Ambev to approximately an 81% voting interest and a 56% economic interest in that company.  FAHZ did not tender its Old Ambev shares in the MTO.

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

Recent Acquisitions, Divestments and Strategic Alliances

On May 11, 2012, we concluded a transaction to form a strategic alliance with E. León Jimenes S.A., which owned 83.5% of Cervecería Nacional Dominicana S.A., or CND, to create the leading beverage company in the Caribbean through the combination of our businesses in the region.  Our initial indirect interest in CND was acquired through a cash payment and the contribution of Ambev Dominicana.  Separately, we acquired an additional 9.3% stake in CND from Heineken N.V., when we became the owner of a total indirect interest of 51% in CND.  During 2012 and 2013, we acquired additional stakes in CND, as provided under the 2012 deal terms for our investment in that entity.  As of December 31, 2016, we owned an aggregate 55.0% indirect interest in CND.

In January 2014, one of our wholly-owned subsidiaries acquired a controlling interest of 50% in Bucanero S.A. from ABI, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Its main brands are Bucanero and Cristal.

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

In October 2015, Labatt purchased the Mill Street Brewery, a craft brewer based in Toronto, with a portfolio of 70 unique and innovative beers. Founded in 2002, Mill Street is an award winning craft brewery and the largest producer of certified organic beer in Canada, with key brands such as Mill Street Original Organic Lager, 100th Meridian Amber Lager, Tankhouse Ale and Cobblestone Stout. Mill Street also operates popular brewpubs in Toronto and Ottawa.

In December 2015, one of our subsidiaries acquired the majority of the shares of Banks Holdings Company, or BHL, a publicly-traded company in the Barbados Stock Exchange focused on the production and distribution of beers and non-alcoholic beverages.  BHL produces and sells the leading beers in Barbados, including Banks and Deputy, and also soft drinks, juices and dairy products.

In January 2016, our subsidiary in Canada acquired a range of ready-to-drink, cider and craft beer brands for the Canadian market from the Mark Anthony Group of Companies. These brand additions include recognized and innovative brands such as Palm Bay, Mike’s Hard Lemonade and Okanagan Cider, leveraging our near-beer platform by expanding our portfolio into the fast growing ready to drink and cider segments in Canada. The deal also included the Turning Point Brewery in British Columbia, which brews the Stanley Park family of brands.

In April 2016, one of our subsidiaries in Canada acquired Archibald Microbrasserie, known for its local beers and seasonal specialties.

Also in April 2016, one of our subsidiaries acquired the Brazilian juice company “Do Bem”, which sells a variety of juices, teas and cereal bars.

In May 2016, we entered into an agreement with ABI, pursuant to which the we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI has agreed to transfer SABMiller plc’s, or SABMiller, Panamanian business to us. While ABI is our indirect controlling shareholder, the transaction was conducted at arms’ length on standard market terms, including having received a fairness opinion from Rothschild & Sons (Brazil).  Other than post-closing debt and/or cash adjustments, the transaction did not involve any cash payments and involved an exchange of shares of the aforementioned entities. The transaction was conditioned on the successful closing of the SABMiller and ABI merger, which closed in the fourth quarter of 2016. As a result of this transaction, on December 31, 2016, we ceased operations in Colombia, Peru and Ecuador and commenced operations in the beverages market of Panama.

In December 2016, we acquired Cachoeiras de Macacu Bebidas Ltda. from Brasil Kirin Industria de Bebidas Ltda., a company that owns an operating industrial plant for the production and packaging of beer and non-alcohol  beverages  in the State of Rio de Janeiro.

For further information on these and other acquisitions, divestments and strategic alliances, please see notes 1 and  31 to our audited financial statements as of and for the year ended December 31, 2016.

B.            Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates.  We currently produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 18 countries across the Americas.  We are one of the largest PepsiCo independent bottlers in the world.

We conduct our operations through three business segments, as follows:

  Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our Central America and the Caribbean, or CAC, operations, which in the past we referred to as “HILA-Ex” operations, that currently includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua) Barbados and, after December 31, 2016, Panama;

  Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile and, prior to December 31, 2016, Colombia, Ecuador and Peru; and

  Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2016:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2016		2015		2014
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Latin America North	28,927.8	63.4%	29,654.9	63.5%	26,470.7	69.5%
Brazil	24,954.6	54.7%	26,326.1	56.4%	24,382.9	64.0%
Beer Brazil	21,173.1	46.4%	22,441.3	48.1%	20,468.7	53.8%
CSD & NANC	3,781.5	8.3%	3,884.8	8.3%	3,914.2	10.3%
CAC	3,973.2	8.7%	3,328.8	7.1%	2,087.8	5.5%
Latin America South	10,212.9	22.4%	11,255.6	24.1%	6,955.7	18.3%
Canada	6,461.9	14.2%	5,809.7	12.4%	4,653.4	12.2%
Total	45,602.6	100.0%	46,720.2	100.0%	38,079.8	100.0%

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (’000 hl) Year Ended December 31,
	2016		2015		2014
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Latin America North	116,632,7	73.0%	123,463.4	73.0%	125,418.3	73.0%
Brazil	106,961.4	66.9%	114,354.2	67.6%	117,508.9	68.4%
Beer Brazil	79,670.1	49.8%	85,330.9	50.5%	86,903.9	50.6%
CSD & NANC	27,291.3	17.1%	29,023.3	17.2%	30,605.0	17.8%
CAC	9,671.3	6.1%	9,109.2	5.4%	7,909.4	4.6%
Latin America South	32,934.5	20.6%	35,914.5	21.2%	36,826.4	21.4%
Canada	10,254.5	6.4%	9,700.3	5.7%	9,520.9	5.5%
Total	159,821.6	100.0%	169,078.2	100.0%	171,765.7	100.0%

Business Strategy

We aim to continuously create value for our stockholders.  The main components of our strategy are:

  our people and culture;

  top line growth;

  building strong brands;

  excellence in route to market;

  permanent cost efficiency; and

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

Top Line Growth

We are constantly seeking sustainable growth of our net revenues.  For instance, in Brazil we have focused our efforts behind five main commercial platforms, as follows:

  Elevate the core: we believe that building strong brands that create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future.  By connecting with our consumers through relevant marketing platforms and breakthrough experiences, we are able to drive a superior top line performance by balancing volume and price/mix growth in a sustainable way;

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

  Near-Beer: when looking at different consumption occasions, we have identified meaningful volumes opportunities that we are not capturing today with beer.  Through deep consumer insights, we have been developing new products with a different liquid profile, focusing on these opportunities.  With Skol Beats Senses, Skol Beats Spirit and Skol Beats Secrets in Brazil or Mixxtail in LAS, malt based beverages, with a stronger alcohol content and different flavors, we seek to win a bigger share of the total alcoholic beverage space mainly in the night out occasion.  With Brahma 0.0%, we have been expanding our presence in the non-alcoholic beverage space while building a new consumption habit in Brazil.  Going forward, innovation will be key to continue to increase our total share of throat through new liquids;

  At Home: by better understanding consumption habits in our consumers’ own homes, we are able to capture significant volume opportunities through new liquids, new packaging or even new selling models, such as Emporiodacerveja.com.br, the biggest beer ecommerce in Brazil.  There is also significant room to enhance the beer category execution in different retail formats and regions in Brazil, including the opportunity to increase the penetration of returnable glass bottles in supermarkets, driving affordability in a profitable way; and

  Out of Home: having a beer at a boteco, a traditional type of bar in Brazil, continues to be a strong part of Brazilian culture and part of Brazilian consumers’ day-to-day lives.  We deliver our brands to almost one million points of sale in Brazil, mainly botecos, through our unique distribution system, always looking for ways to improve our execution and better serve our clients.  Along with that, we are constantly seeking ways to perfect the “out-of-home” experience to consumers, through different initiatives such as with, among others: Skol Draft, which allows us to deliver the amazing chopp experience to more consumers in an affordable and profitable way; Skol Cube, an innovative cooler that keeps beer cold for one hour outside the refrigerator; Curtisom, our micro events platform, based on itinerant music stages developed for one night concerts at different bars every night; expansion of one liter returnable glass bottles; and driving affordability to consumers.

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

	2016 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	2016
Latin America North	24.9%	22.7%	24.2%	28.3%	100%
Brazil	25.1%	22.6%	24.0%	28.4%	100%
Beer Brazil	24.9%	22.2%	24.5%	28.4%	100%
CSD & NANC	25.4%	23.7%	22.5%	28.4%	100%
CAC	22.7%	24.3%	25.8%	27.2%	100%
Latin America South	27.4%	18.8%	23.4%	30.4%	100%
Canada	18.9%	29.2%	28.8%	23.1%	100%
Total	25.0%	22.3%	24.3%	28.4%	100%

Description of the Markets Where We Operate

Latin America North

Brazil
The Brazilian Beer Market

In 2016, Brazil was one of the world’s largest beer markets in terms of volume, reaching 120.1 million hectoliters, according to our estimates.  Beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles.  The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2016 we had a 66.3% share of the Brazilian market in terms of beer sales volumes, mainly through our three major brands: Skol, Brahma and Antarctica.  Our closest competitors in Brazil are: Cervejaria Petrópolis with a 13.6% market share; Heineken, with a 9.2% market share; and Brasil Kirin with an 8.6% market share, according to our estimates.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale.  Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 139 operations, and (2) our proprietary direct distribution system, involving more than 112 distribution centers spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy.”

Near-Beer

Some of our recent innovations have stretched beyond typical beer consumption occasions, such as Skol Beats Senses, Skol Beats Spirit and Skol Beats Secret, which are sweeter beverages with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer. These innovations are designed to grow the near-beer category and improve our market share of beverage categories other than beer, by addressing changing consumer trends and preferences.  At the end of 2016, this new segment created by Skol Beats Senses, Skol Beats Spirit and Skol Beats Secrets already accounted for 1.0% of our total beer volume in Brazil, while, according to our estimates, Brahma 0.0% is the leader in the Brazilian non-alcoholic beer segment and represents another 1.0% of our total beer volumes in the country.

The Brazilian CSD & NANC Markets

The CSD & NANC markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered juices and ready-to-drink teas.  The CSD segment is the most significant to our business representing approximately 95.2% of the volumes of our CSD & NANC unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 53% of the market in 2016), (2) guaraná, (3) orange, and (4) lime.  Most CSDs in Brazil are sold in supermarkets in two-liter non-returnable PET bottles for in-home consumption.  The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company.  In 2016, according to our estimates, The Coca-Cola Company family of brands had a 60.6% market share in the Brazilian CSD market, while we had a 18.8% market share.  In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.”  The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica (including Guaraná Antarctica Black, a line extension of Guaraná Antarctica launched in 2015), the leader in the “non-cola” flavor segment with a 10.4% market share in Brazil in 2016, and Pepsi Cola with a 4.8% market share in that year, in each case according to our estimates.  Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo.  Our CSD portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Monster in the energy drinks market, under license from Monster Energy Company, and Fusion, a proprietary brand that became in 2016 the second largest brand in the energy drinks segment in Brazil. Also in 2016, we acquired  the Brazilian juice company “Do Bem,” which enjoys brand strength in health and wellness categories.

Our CSD & NANC products are sold in Brazil through the same distribution system used for beer.

CAC (Central America and the Caribbean)
Central America

In Guatemala, the main packaging presentations are the returnable, 12 ounce and 1-liter glass bottles, and the 12 ounce and the 16 ounce cans.  Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader.  Cerveceria Centro Americana is a private company owned by local investors.

In El Salvador, our main packaging presentation is the returnable one-liter glass bottle.  Our main competitor in El Salvador is Industrias La Constancia.

In Nicaragua, our main packaging presentation is the returnable one-liter glass bottle.  Our main competitor in Nicaragua is the market leader, Compañía Cervecera de Nicaragua, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In Honduras, we are currently selling imported brands as Budweiser and Bud Light.  Our main competitor in Honduras is Cerveceria Hondureña.

In all of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands in Central America, which are distributed through the CBC distribution system, jointly with CBC’s CSD portfolio.  According to our estimates, the total annual sales volume of these beer markets was 1.0 million hectoliters in 2016.

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador.   In exchange, ABI has agreed to transfer SABMiller plc’s Panamanian business to us.  We formally began operations in Panama on December 31, 2016. According to our estimates, our share of the beer market in Panama was approximately 44% in 2016.  The main packaging presentation are 12 ounce and 1-litter glass bottles and our main beer brands in Panama are Atlas and Balba. The main competitor in the Panamanian beer market is Baru. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12 ounce can.  Our main competitor in Cuba is State Brewery.  We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 1.7 million hectoliters in 2016.

In the Dominican Republic, the annual sales volume of the beer market was 4.0 million hectoliters in 2016, according to our estimates.  The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores.  We currently lead the beer market in the Dominican Republic after our acquisition of CND, with leading portfolio brands such as Presidente, Brahma Light, President Light, Bohemia, The One, Corona, Stella Artois and Budweiser.  Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.2 million hectoliters in 2016, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL.  In 2016, our brands held an approximate 86% market share in Barbados, according to our estimates.  The growth in the Barbados beer market in the past three years was driven by imported and domestic value brands.  The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 1.5 million hectoliters in 2016.  The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores.  The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low price strategy.  We are currently the third player in that market.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola and Seven Up, all of which are marketed under an exclusive bottling agreement with PepsiCo.  Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

In Barbados, the annual sales volume of the CSD market was 0.2 million hectoliters in 2016, according to our estimates. Barbados Bottling Co. Ltd., a wholly owned subsidiary of BHL, is the market leader for CSD with a market share of approximately 75% in 2016, according to our estimates.  BHL produces and distributes Coke and its allied brands under franchise along with own proprietary brand Frutee, which is comprised of ten flavors.  BHL, through other subsidiaries, also produces and commercializes juices and dairy products in Barbados.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 300 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 16.5 million hectoliters in 2016.  With a population of approximately 44 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has grown in recent years, but experienced a slight decrease in 2016, reaching an annual per capita consumption of 37.5 liters.  Since 2000, beer has become the number one selling alcoholic beverage in Argentina in terms of hectoliters sold, according to our estimates.

In Argentina, 35% of our beer volume is distributed directly by us and 65% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 89% of our sales in 2016.

According to our estimates, on-premise consumption represented 15% of beer volumes in Argentina in 2016, and supermarkets sales represented 14% of beer volumes.  The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Cristal, Brahma and Stella Artois.  We are the leading beer producers in Argentina with 75.6% market share in 2016, according to our estimates.  Our main competitor in Argentina is Compañía Cervecerías Unidas S.A. which held an approximate 20% market share in 2016 according to our estimates.

The Argentine CSD Market

According to our estimates, in 2016, annual sales volume of the Argentine CSD market was 43.7  million hectoliters.  In Argentina, 50% of our CSD volume is distributed directly by us and 50% is distributed through exclusive third-party distributors.  Non-returnable bottles represented 86% of our CSD sales in that country in 2016.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi.  We had a 20% share of the Argentine CSD market in 2016, according to our estimates, and were second in that market only to The Coca-Cola Company.

Bolivia
The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.5 million hectoliters in 2016.  The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 98% of our beer volumes is directly distributed by us and 2% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 33% of our sales in 2016.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari.  We are the leading beer producer in Bolivia with a 96% market share in 2016, according to our estimates.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SABMiller 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2016, the annual sales volume of the Bolivian CSD market was 6.4 million hectoliters. 44% of our CSD volumes in Bolivia is directly distributed by us and 56% is distributed through exclusive third-party distributors, while 99% of our CSD sales in that country in 2016 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 9 million hectoliters in 2016.  Beer consumption in Chile has increased every year since 2009.  Our most important beer brands in Chile are Becker, Corona, Báltica and Stella Artois, where our market share has been growing in the last years.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 3.7 million hectoliters in 2016, excluding contraband.

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

In Paraguay, 70% of our beer volumes is directly distributed by us and 30% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the can, which accounted for 42% of our sales in 2016.

Our most important beer brands in Paraguay are Brahma and Ouro Fino, with our market share in that country reaching 76.4% in 2016, according to our estimates.  In March 2009, we also became the exclusive distributors of the Budweiser brand in Paraguay.

Uruguay
The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 0.9 million  hectoliters in 2016.  Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 25% of our beer volumes is directly distributed by us and 75% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 79% of our sales in 2016.

Our most important beer brands in Uruguay are Pilsen and Patricia, with our market share reaching 95.3%  in 2016, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2016, the annual sales volume of the Uruguayan CSD market was 3.5 million hectoliters.

In Uruguay, 38% of our CSD volume is directly distributed by us and 62% is distributed through exclusive third-party distributors.  Non-returnable bottles account for 87% of our sales in that country in 2016.  Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Colombia

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador.  As a result of this sale, which closed on December 31, 2016, we no longer maintain any operations in Colombia.

According to our estimates, our share of the Colombian beer market was approximately 0.6% in 2016. In Colombia, 100% of our beer volumes were distributed through third-party distributors.  Our main package presentation in Colombia was the 355-milliliter non-returnable bottle, which accounted for approximately 73.2% of our sales in 2016, and our most important beer brands in Colombia were premium brands, like Corona and Budweiser.

Ecuador

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador.  As a result of this transaction, which closed on December 31, 2016, we no longer maintain any operations in Ecuador.

According to our estimates, our share of the Ecuadorian beer market was approximately 6.3% in 2016.  The main packaging presentation in the Ecuadorian beer market was the returnable, 600-milliliter glass bottle, predominantly sold in small retail stores.  The market leader of the Ecuadorian beer market was SABMiller.

Our main beer brands in Ecuador were Brahma and Budweiser, and our distribution system in Ecuador was comprised of direct distribution operations in Guayaquil and Quito, and third-party distributors around the country.

Peru

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador.  As a result of this transaction, which closed on December 31, 2016, we no longer maintain any operations in Peru.

According to our estimates, our share of the beer market in Peru was approximately 2.4% in 2016.  The main packaging presentation was the returnable, 630-milliliter glass bottle, predominantly sold in small retail stores.  The market leader of the Peruvian beer market was SABMiller.

Our main beer brands in Peru were Brahma Löwenbräu, Corona, and Stella Artois and the distribution system used for our beer business was also used for our CSD sales, and was comprised of direct distribution operations and third-party distributors.

Canada - Labatt

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands, and exports the Kokanee beer brand to the United States.

According to our estimates, the annual sales volume in the Canadian beer market was 22.3 million hectoliters in 2016, of which Labatt, the market leader, had a volume share of 42.9%.  The main packaging presentation in that country is the returnable, 341-milliliter glass bottle, and the 355-milliliter aluminum can, which is predominantly sold in privately owned and government owned retail stores in addition to privately owned on-trade establishments.  Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser and Bud Light (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee.  Our distribution system in Canada is structured in different ways across the country, as further explained below.

In January 2016, we, through our subsidiaries, acquired Mark Anthony Group’s ready-to-drink, cider and craft beer business in the Canadian market, and in April 2016, a subsidiary of Labatt Brewing Company Limited, one of our wholly-owned subsidiaries, acquired Archibald Microbrasserie, known for its local beers and seasonal specialties.

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

Exports to the United States

As a result of the U.S. antitrust review of the transaction involving InBev N.V./S.A. (as ABI was then called) and Anheuser-Busch, in February 2009 InBev N.V./S.A.’s subsidiary InBev USA, LLC ceased to act as the exclusive importer of Labatt branded beer in the U.S. for Labatt.  At that time, KPS Capital Partners, LP, or KPS received from Labatt the perpetual license to brew Labatt branded beer in the United States or Canada solely for sale for consumption in the United States and to use the relevant trademarks and intellectual property to do so.  Further, Labatt agreed to continue to brew and supply the Labatt branded beer for KPS on a provisional basis until March 2012.  During 2011 and the first quarter of 2012, KPS volumes were phased out to Molson Coors Canada as part of the production agreement signed in August 2010.  Separately, in order to ensure that we are adequately compensated, ABI also agreed to indemnify us in connection with certain events related to the perpetual license.  See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

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

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to approximately 75°C in large mash turns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars.  The spent grains are filtered out and the liquid, now called “wort,” is boiled.  Hops are added at this point to give a special bitter taste and aroma to the beer, and help preserve it.  The wort is boiled for one to two hours to sterilize and concentrate it, and extract the flavor from the hops.  Cooling follows, using a heat exchanger.  The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

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

Guaraná Berries

We have a 1,070 hectare farm that provides us with 29 tons of guaraná seeds (berries) per year, or about 10.0% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil.  The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region.  Approximately 50 thousand seedlings are donated per year.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015.  This unit now has a yearly production capacity of 205 thousand tons of glass.

Our main aluminum can suppliers are Ball and Crown.  Our main external glass bottles suppliers are Verallia (part of St. Gobain group), Owens-Illinois Glass Containers and Vidroporto in addition to our vertical operations at our Rio de Janeiro glass bottle facility.  We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement.  Plastic closures are principally purchased from Videolar-Inova and CSI.  PET pre-forms are principally purchased from Lorenpet group (CPR, Centralpet, LEB and Lorenpet), and Amcor.  Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco), but part of the volume used is produced by Aro.  These producers also supply some of our CAC operations as well as Mecesa, Tapon Corona and Allucaps (Mexico), Pelliconi (USA), Tapas Antillanas (Dominican Republic) and Fadesa (Ecuador).

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

Licenses

Pepsi

We have had a long-term agreement with PepsiCo since 1997 whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Seven Up, Gatorade, H2OH!, and Lipton Ice Tea.  The agreements will expire on December 31, 2017, and, thereafter, will be automatically renewed for an additional ten-year term if certain conditions set in that agreement are met. We also have agreements with PepsiCo to manufacture, bottle, sell, distribute and market some of its brands in the Dominican Republic.  We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic.  In 2016, sales volumes of PepsiCo products represented approximately 34% of our total CSD & NANC sales volumes in Brazil, nearly 71% of our total CSD & NANC sales volumes in the Dominican Republic and all of our CSD & NANC sales volumes in Argentina, Bolivia and Uruguay.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with Anheuser-Busch whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of Anheuser-Busch’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use Anheuser-Busch’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2016, the Anheuser-Busch brands sold by Labatt represented approximately 56% of Labatt’s total sales volumes.  According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

We also have a licensing agreement with Anheuser-Busch which allows us to exclusively produce, distribute and market Budweiser in Brazil.  We also have certain arrangements to sell and distribute Budweiser products in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile, and Corona in Argentina, Bolivia, Paraguay, Uruguay, Chile, Guatemala, El Salvador, Panama, Nicaragua and Canada.

We also have a cross-licensing agreement with ABI through which we are allowed to produce, bottle, sell and distribute beer under the Stella Artois brand in Latin America and Canada on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma in Europe, Asia, Africa and the United States on an exclusive basis.  Ambev has agreed not to directly or indirectly produce, bottle, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa and the United States. As a result, in June 2005 we launched Stella Artois in Brazil and, since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. Labatt and ABI have an arrangement through which Labatt distributes certain ABI beer brands in Canada.

We also have ABI’s subsidiary, Metal Container Corp., as one of our can suppliers.

We have also a licensing agreement with Grupo Modelo, S.A.B. de C.V., a subsidiary of ABI, to import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries, including Brazil, as well as in Canada.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2016, represented as a percentage of gross sales, was: 46.9% in Brazil; 21.3% in Canada; 13% in Central America; 31.6% in Ecuador; 44.4% in Peru; 41% in the Dominican Republic; 25.6% in Argentina; 31.5% in Bolivia; 31.5% in Chile; 16% in Paraguay; and 31.4%  in Uruguay.

CSD & NANC

Taxation on CSD & NANC in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our CSD & NANC products in 2016, represented as a percentage of gross sales, was 39.9% in Brazil; 18% in the Dominican Republic; 23.6% in Argentina; 22.7%  in Bolivia; and 30.0% in Uruguay.

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

In 2012, the following six Brazilian states increased their rates for ICMS Value-Added Tax applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso, Bahia and the Federal District.  In addition, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks. In 2016, two Brazilian states, Rio de Janeiro and Acre, increased their respective ICMS Value-Added Tax rates applicable to beer, scheduled to take effect in 2017.

C.            Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72% of our total and voting capital stock (excluding treasury shares) as of December 31, 2016.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2016.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders —Ambev Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly.  We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units.  The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2016 based on total share capital owned.

Organizational Structure

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2016, our aggregate beer and CSD production capacity was 280.4 million hectoliters per year. In 2016, the total production at the facilities set forth below was equal to 159.7 million hectoliters.

The following is a list of our principal production facilities as of December 31, 2016:

Latin America North
Plant	Type of Plant
Brazil
Agudos, São Paulo	Beer
Equatorial, Maranhão	Beer
Jacareí, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Beer
Uberlândia, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Ponta Grossa, Paraná	Beer
Wals/Belo Horizonte, Minas Gerais	Beer
Colorado/Ribeirão Preto, São Paulo	Beer
João Pessoa, Paraiba	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariéna, São Paulo	Mixed
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
CAC
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Beer
Hato Nuevo, Dominican Republic	Soft drinks
Saint Vincent	Mixed
Dominica	Mixed
Cuba	Beer
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Cympay, Uruguay	Malt
Musa, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Cochabamba, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina(1)	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans
__________________________
(1) This malting facility has been leased to third parties for 10 years as from 2007.

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer
Mill Street	Beer
Turning Point	Beer
Archibald	Beer
Alexander Keith	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2016, 2015 and 2014 and for the three years ended December 31, 2016 in reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB.  The amounts are in million reais, unless otherwise stated.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates. Notes 3 and 4 to our audited consolidated financial statements includes a summary of the critical accounting policies applied in the preparation of these financial statements.  The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

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

If our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination such excess is recognized immediately in the income statement.

Expenditure on internally generated goodwill is expensed as incurred. Goodwill includes the effects of the predecessor basis of accounting.

Business Combinations Between Entities Under Common Control

Business combinations between entities under common control have not been addressed by IFRS’s. The IFRS 3 is the pronouncement that shall be applied to business combinations, however it explicitly excludes business combinations between entities under common control from its scope.

Therefore, in accordance with IAS 8, Management has adopted an accounting practice which is consistent with United States Generally Accepted Accounting Principles (USGAAP) and United Kingdom Generally Accepted Accounting Principles (UKGAAP), the predecessor basis of accounting to record the carrying amount of the asset received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets or a swap of shares between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value at the transfer date. If the book value of assets and liabilities transferred by the parent are different from the historical cost registered by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent.

Regarding transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company, i.e. - above the level of our consolidated financial statement –, the Company assess the existence of (i) conflict of interests and (ii) economic substance and purpose. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and fair impact on the amount of the distributable results to our shareholders, specially the minority shareholders. This policy also includes assets acquired through the swap of non-cash assets, or swap with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless (i) the swap transaction is not commercial in nature, or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured through this way even if the assignor entity cannot immediately exclude the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

 Whenever there is a distribution of assets that is not recorded as cash, the asset, before its distribution, is registered at fair value in the income account. This procedure is applicable to the distributions in which the assets are equal in nature and therefore treated equitably. However, similarly to IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we apply this procedure in our accounting practice. Also, we apply the same procedure to sales (products, supplies, etc.) we perform to our controlling entity, where the positive result of the sale is recognized in the income account.

Joint Arrangements

Joint arrangements are all entities over which we share control with one or more parties. Joint arrangements are classified as either joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Employee Benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada, or the IAPP, post-employment dental benefits and post-employment medical benefits managed by FAHZ. Usually, pension plans are funded by payments made by both us and our employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on FAHZ’s plan assets. If necessary, we may contribute some of its profit to FAHZ.

We manage defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada.

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

Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of when: (i) the settlements / curtailments occurs, or (ii) we recognize related restructuring or termination costs, unless those changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

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

Other Post-Employment Obligations

We and our subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees through FAHZ. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination Benefits

Termination benefits are recognized as an expense at the earlier of: (i) when we are demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, and (ii) when we recognize costs for a restructuring.

Bonuses

Bonuses granted to employees and managers are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned. The bonus that is settled in shares are accounted for as share-based payments.

Share-Based Payments

Different share and share option programs allow our management and other members appointed by the Board of Directors to acquire our shares. The fair value of the share options is estimated at the grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, equity is increased by the amount of the proceeds received.

Provisions

Provisions, except for the mentioned on item disputes and litigation, are recognized when: (i) we have a present obligation (legal or constructive) as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) a reliable estimate of the amount of the obligation can be made.

Provisions are determined by the current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase accruals are recognized as finance expense.

Deferred and Current Income Tax and Social Contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in comprehensive income or equity account except interest on shareholder’s equity (see note 3 (p) to our consolidated financial statements).

The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (i) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and (ii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

The deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2016, 2015 and 2014 was 30.2%, 31.6% and 32.0%, respectively.  For the years ended December 31, 2016, 2015 and 2014, our IFRS effective tax rate was 2.4%, 22.0% and 14.0%, respectively.

The main events that impacted the effective tax rate in 2016 were:

  non-taxable net financial and other income, considering the movement perceived in this line is related to incomes and expenses in subsidiaries, which occurs mainly due to foreign exchange variation;

  government subsidies on sales taxes: we have state tax incentives within certain industrial development programs in the form of financing, deferral of tax payments or partial reductions of the amount due. Such investment subsidies arising from deferred and presumed ICMS credits are deductible for income tax purposes;

  additional income tax of foreign associates taxed in Brazil: the reduction in this line, which is related to our subsidiaries foreign profits taxation in Brazil, is the outcome of a better management of our capital structure;

  results of intercompany transactions taxed/deductible in Brazil: in this line are recorded the foreign exchange variation effect and the interest generated by intercompany transactions, between companies based in different jurisdictions. The main cause of the variation is related to foreign exchange;

  deductible interest on net equity: Under Brazilian law, companies have the option to distribute interest on equity, or JCP, calculated based on the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation, whose approximate amount distributed in the year is R$5.4 billion;

  withholding tax on dividends: variation explained by the reversal of a provision related to withholding tax on undistributed results of Argentine subsidiaries due to a change in the legislation that exempts from withholding tax the payment of dividends, the amount of which approximately R$300 million, as opposed to the constitution of provision and exchange variation effect in the approximate amount of R$672 million in the same prior period; and

  recognition of deferred assets on tax loss carryforwards: this effect is mainly due to the recognition of deferred assets on tax loss carryforwards incurred in subsidiaries abroad in prior periods, which are now considered recoverable due to expectation of future profits (Paragraph 19 of IAS 12) and better management of the group's capital structure.

We also benefit from Brazilian state tax incentive programs to promote industrial and social development including the deferral of payment of taxes. These state-based programs are to promote long-term increases in employment, industrial decentralization, as well as complement and diversify the industrial states. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

Derivative Financial Instruments

We use derivative financial instruments in order to mitigate against risks related to foreign currency, interest rates and commodity prices. Derivative financial instruments that, although contracted for hedging purposes, do not meet all hedge accounting criteria are recognized at fair value in the income statement.

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

Cash flow, net investment or fair value hedge accounting is applied to all hedges that qualify for hedge accounting under IAS 39, including the required hedge documentation and hedge effectiveness tests.

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

Fair Value Hedge Accounting

When a derivative financial instrument hedges the variability in fair value of a recognized asset or liability or a firm commitment, any resulting gain or loss on the hedging instrument is recognized in the income statement. The hedged item is also stated at fair value in respect of the risk being hedged, with any gain or loss being recognized in the income statement. We do not apply the fair value hedge accounting when the hedge item expires, was sold or exercised.

Derivative financial instruments at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting purposes. Changes in fair value of such derivatives financial instruments are immediately recognized in income statement.

Exceptional Items

Exceptional items are those that, in our management’s judgment, need to be disclosed separately by virtue of their size or incidence. In determining whether an event or transaction is special, our management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, acquisition of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

In the periods discussed below, we conducted our operations through three business segments as follows:

  Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our CAC operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and, beginning on December 31, 2016, Panama.

  Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile, and until December 31, 2016, Colombia, Ecuador and Peru.

  Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2016	2015	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	159,821.6	169,078.2	(5.5%)
Net sales	45,602.6	46,720.2	(2.4%)
Net revenue per hectoliter—R$/hl	285.3	276.3	3.3%
Cost of sales	(16,678.0)	(16,061.4)	3.8%
Gross profit	28,924.6	30,658.8	(5.7%)
Gross margin (%)	63.4%	65.6%	-
Sales, marketing and distribution expenses	(12,010.5)	(11,177.9)	7.4%
Administrative expenses	(2,166.1)	(2,281.3)	(5.0%)
Other operating income/(expenses)	1,223.1	1,936.1	(36.8%)
Exceptional items	1,134.3	(357.2)	417.6%
Income from operations	17,105.4	18,778.5	(8.9%)
Operating margin (%)	37.5%	40.2%	-
Net income	13,083.4	12,879.2	1.6%
Net margin (%)	28.7%	27.6%	-

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016	2015
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(36.6)	(34.4)
Gross profit	63.4	65.6
Sales, marketing and distribution expenses	(26.3)	(23.9)
Administrative expenses	(4.7)	(4.9)
Other operating income/(expenses)	2.7	4.1
Exceptional items	2.5	(0.8)
Income from operations	37.5	40.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
	2016					2015
	Brazil(1)	CAC(1)	LAS	Canada	Total	Brazil(1)	CAC(1)	LAS	Canada	Total
	(in R$ million)
Net sales	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6	26,326.1	3,328.8	11,255.6	5,809.7	46,720.2
Cost of sales	(9,071.8)	(1,798.6)	(3,685.4)	(2,122.2)	(16,678.0)	(8,358.3)	(1,563.0)	(4,306.8)	(1,833.3)	(16,061.4)
Gross profit	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6	17,967.8	1,765.8	6,948.8	3,976.4	30,658.8
Sales, marketing, distribution and administrative expenses	(8,084.5)	(1,038.3)	(2,697.4)	(2,356.4)	(14,176.6)	(7,667.5)	(905.9)	(2,770.4)	(2,115.4)	(13,459.2)
Other operating income/ (expenses)	1,274.1	9.6	(39.0)	(21,6)	1,223.1	1,871.6	(0.1)	60.4	4.2	1,936.1
Exceptional items	1,196.7	(13,5)	(41.5)	(7,4)	1,134.3	(265.5)	(8.4)	(39.9)	(43.4)	(357.2)
Income from operations	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4	11,906.4	851.4	4,198.9	1,821.8	18,778.5

(1)   The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales decreased by 2.4% in 2016, to R$45,602.6 million from R$46,720.2 million in 2015, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2016		2015		% Change
	Sales	% of Total	Sales	% of Total
	(in R$ million, except percentages)
Latin America North	28,927.8	63.4%	29,654.9	63.5%	(2.5%)
... Brazil	24,954.6	54.7%	26,326.1	56.4%	(5.2%)
Beer Brazil	21,173.1	46.4%	22,441.3	48.1%	(5.7%)
CSD & NANC	3,781.5	8.3%	3,884.8	8.3%	(2.7%)
CAC	3,973.2	8.7%	3,328.8	7.1%	19.4%
Latin America South	10,212.9	22.4%	11,255.6	24.1%	(9.3%)
Canada	6,461.9	14.2%	5,809.7	12.4%	11.2%
Total	45,602.6	100.0%	46,720.2	100.0%	(2.4%)

	Sales Volumes Year Ended December 31,
	2016		2015		% Change
	Volume	% of Total	Volume	% of Total
	(in thousands of hectoliters, except percentages)
Latin America North	116,623.7	73.0%	123,463.4	73.0%	(5.5%)
... Brazil	106,961.4	66.9%	114,354.2	67.6%	(6.5%)
Beer Brazil	79,670.1	49.8%	85,330.9	50.5%	(6.6%)
CSD & NANC	27,291.3	17.1%	29,023.3	17.2%	(6.0%)
CAC	9,671.3	6.1%	9,109.2	5.4%	6.2%
Latin America South	32,934.5	20.6%	35,914.5	21.2%	(8.3%)
Canada	10,254.5	6.4%	9,700.3	5.7%	5.7%
Total	159,821.6	100.0%	169,078.2	100.0%	(5.5%)

	Net Revenue per Hectoliter Year Ended December 31,
	2016	2015	% Change
	(in R$, except percentages)
Latin America North	248.0	240.2	3.3%
Brazil	233.3	230.2	1.3%
Beer Brazil	265.8	263.0	1.1%
CSD & NANC	138.6	133.9	3.5%
CAC	410.8	365.4	12.4%
Latin America South	310.1	313.4	(1.1%)
Canada	630.2	598.9	5.2%
Total	285.3	276.3	3.3%
Latin America North Operations
Brazilian Operations

Total net sales from our Brazilian operations decreased by 5.2% in 2016, to R$24,954.6 million from R$26,326.1 million in 2015.

Our net sales of beer in Brazil decreased by 5.7% in 2016, to R$21,173.1 million from R$22,441.3 million in 2015 mainly as a consequence of a 6.6% decrease in sales volume, partially offset by a 1.1% increase in net revenue per hectoliter in 2016, reaching R$265.8 in that year. This decrease in sales volume was mainly due to (1) adverse macroeconomic environment that led to the retraction in domestic consumption and (2) a market share loss from 67.5% in 2015 to 66.3% in 2016. Meanwhile, the increase in net revenue per hectoliter in 2016 resulted mainly from our revenue management initiatives, negatively impacted by state tax increases and a less favorable product mix. As part of our revenue management strategy, we used our full portfolio of packs and brands to achieve more attractive consumer prices, including, through our efforts to increase the use of 300-milliliter returnable glass bottles that accounted for 23% of our supermarket volumes in 2016.

Our net sales of CSD & NANC in Brazil decreased by 2.7% in 2016, to R$3,781.5 million from R$3,884.8 million in 2015, mainly due to a 6.0% decline in sales volume mainly driven by the adverse macroeconomic environment that led to the retraction in domestic consumption, partially offset by a 3.5% increase in net revenue per hectoliter, reaching R$138.6 in 2016, mainly as a result of our revenue management initiatives.

CAC Operations

Net sales from our CAC operations increased by 19.4% in 2016, to R$3,973.2 million from R$3,328.8 million in 2015, mainly driven by (1) a 6.2% increase in sales volume, reflecting the significant increase of beer consumption relative to other alcohol consumption in the Dominican Republic as well as market share gains in Guatemala and (2) a higher net revenue per hectoliter. Net revenue per hectoliter grew 12.4% in 2016, reaching R$410.8 in that year, driven mainly by revenue management initiatives together with the positive impact from currency translation due to the appreciation of the local currencies, mainly the Dominican Peso,  relative to the real over the period.

Latin America South Operations

Net sales from our Latin America South operations decreased by 9.3% in 2016, to R$10,212.9 million from R$11,255.6 million in 2015 mainly due to a 8.3% decrease in volume sold, which was primarily driven by the adverse macroeconomic conditions in Argentina that put negative pressure on consumption in this country. However, such impact was partially offset by the strong performance in other key markets in the region, such as Bolivia, Chile and Paraguay. Net revenue per hectoliter decreased 1.1%, reaching R$310.1 in the year, as our revenue management strategy was largely impacted by the negative currency translation due to the weakening of the Argentine peso over the period.

Canada Operations

Net sales from our Canadian operations increased by 11.2% in 2016, to R$6,461.9 million from R$5,809.7 million in 2015.  This result was mainly due to (1) the 5.7% volume growth, benefiting from our recent strategic acquisitions in the craft, ready-to-drink and cider categories, (2) our focused revenue management initiatives, (3) the increased participation of premium and craft brands in the mix of products sold and (4) the positive impact from currency translation reflecting the strength of the Canadian dollar over the period.

Cost of Sales

Cost of sales increased by 3.8% in 2016, to R$16,678.0 million from R$16,061.4 million in 2015.  As a percentage of our net sales, total cost of sales increased to 36.6% in 2016 from 34.4% in 2015.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2016	2015	% Change
	(in R$, except percentages)
Latin America North	93.2	80.4	16.0%
Brazil	84.8	73.1	16.0%
Beer Brazil	92.1	79.2	16.3%
CSD & NANC	63.5	55.2	15.1%
CAC	186.0	171.6	8.4%
Latin America South	111.9	119.9	(6.7%)
Canada	206.9	189.0	9.5%
Total	104.4	95.0	9.9%
Latin America North Operations
Brazilian Operations

Total cost of sales for our Brazilian operations increased by 8.5% in 2016, to R$9,071.8 million from R$8,358.3 million in 2015. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 16.0% in 2016, to R$84.8 from R$73.1 in 2015.

Cost of sales for our Brazilian beer operations increased by 8.6% in 2016, to R$7,339.9 million from R$6,757.6 million in 2015, mainly explained by the devaluation of the real in 2015, which impacted our costs in 2016, as the impact of fluctuations on our currency hedges are typically postponed to the subsequent period, partially offset by the cost-saving benefits derived from the greater mix of returnable glass bottles in our product portfolio together with procurement savings and our commodities hedges.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 16.3%, to R$92.1 in 2016 from R$79.2 in 2015, mainly as result of the same factors.

Cost of sales for our Brazilian CSD & NANC segment increased 8.2% in 2016, to R$1,731.9 million from R$1,600.7 million in 2015, mainly due to (1) an increase in depreciation costs as a result of increased investments in property, plant and equipment in recent years and (2) an increase in foreign exchange hedges, which were partially offset by procurement savings. The cost of sales per hectoliter increased 15.1% in 2016, totaling R$63.5 from R$55.2 in 2015, mainly as a result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased 15.1% in 2016, to R$1,798.7 million from R$1,563.0 million in 2015, mainly due to (1) the corresponding increase of sales volumes in the region over the same period, (2) the negative currency translation impact due to the strengthening of the Dominican Peso over the period and (3) increased costs for certain raw materials and packaging costs mainly due to inflation. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 8.4% in 2016, to R$186.0 from R$171.6 in 2015, mainly as a result of the same factors.

Latin America South Operations

Cost of sales for our Latin America South operations decreased by 14.4% in 2016, to R$3,685.4 million in 2016 from R$4,306.8 million in 2015 mainly due to (1) higher inflation in Argentina, driving up costs and (2) unfavorable foreign exchange transactional impacts as a result of our costs denominated in U.S. dollars, which was partially offset by the positive impact of currency translation reflecting the depreciation of the Argentine peso over the period together with benefits derived from our currency and commodities hedges and procurement initiatives. On a per hectoliter basis, our cost of sales for our Latin America South operations decreased by 6.7% in 2015, to R$111.9 from R$119.9 in 2015, mainly as a result of the same factors.

Canada Operations

Cost of sales for our Canadian operations increased by 15.8% in 2016, to R$2,122.2 million from R$1,833.3 million in 2015, mainly due to (1) the corresponding increase in sales volume over the period, (2) a negative product mix driving up costs, (3) increased costs of certain raw materials and packaging mainly due to inflation, and (4) the negative impact of currency translation reflecting the strengthening of the Canadian dollar over the period. Cost of goods sold per hectoliter increased 9.5% in 2016, to R$206.9 in 2016 from R$189.0 in 2015, mainly as a result of the same factors.

Gross Profit

As a result of the foregoing, gross profit decreased by 5.7% in 2016, to R$28,924.6 million from R$30,658.8 million in 2015.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2016			2015
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	18,057.4	62.4%	62.4%	19,733.6	64.4%	66.5%
Brazil	15,882.8	54.9%	63.6%	17,967.8	58.6%	68.3%
Beer Brazil	13,833.2	47.8%	65.3%	15,683.7	51.2%	69.9%
CSD & NANC	2,049.6	7.1%	54.2%	2,284.1	7.4%	58.8%
CAC	2,174.6	7.5%	54.7%	1,765.8	5.8%	53.0%
Latin America South	6,527.5	22.6%	63.9%	6,948.8	22.6%	61.7%
Canada	4,339.7	15.0%	67.2%	3,976.4	13.0%	68.4%
Total	28,924.6	100.0%	63.4%	30,658.8	100.0%	65.6%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 5.3% in 2016, to R$14,176.6 million from R$13,459.2 million in 2015.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations
Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 5.4% in 2016, to R$8,084.5 million from R$7,667.5 million in 2015.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased 4.6% in 2016, to R$7,095.9 million from R$6,786.8 million in 2015.  The principal drivers for the increase in these expenses for our Brazilian beer operations were (1) higher sales and marketing expenses as we continued to invest behind our brands, (2) mid-single digit increase in distribution costs, mainly driven by inflation and the increased weight of returnable glass bottles in the off premise channel direct distribution, and (3) higher depreciation. These were partially offset by lower administrative expenses due to efficiency gains.

Sales, marketing, distribution and administrative expenses for the CSD & NANC segment in Brazil increased by 12.2% in 2016, to R$988.6 million from R$880.7 million in 2015, mainly due to changes in our logistics and administrative expenses allocation between Brazilian beer and CSD & NANC operations to better reflect the size of our CSD & NANC segment in Brazil, which were partially offset by lower depreciation.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 14.6% in 2016, to R$1,038.3 million from R$905.9 million in 2015, mainly as a result of (1) currency translation effects driven by the appreciation of the Dominican Peso over the period, (2) higher sales and marketing expenses, as we continued to invest behind our brands, (3) higher distribution expenses corresponding to higher sales volumes and (4) higher depreciation, which were partially offset by low single-digit increases of administrative expenses due to efficiency gains.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations decreased by 2.6% in 2016, to R$2,697.4 million from R$2,770.4 million in 2015, primarily driven by positive currency translation effect resulting from the depreciation of the Argentine Peso over the period.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 11.4% in 2016, to R$2,356.4 million from R$2,115.4 million in 2015, mainly as a result of (1) a negative currency translation effect resulting from the appreciation of the Canadian Dollar over the period, (2) higher sales and marketing and administrative expenses, as we continued to invest in our brands, and (3) higher depreciation.

Other Operating Income (Expense)

Other net operating income decreased by 36.8% in 2016, to R$1,223.1 million from R$1,936.1 million in 2015, mainly explained by (1) a decline in government grants as a result of overall lower volumes and revenues in addition to changes in the geographic mix of our revenues as we have different plants throughout Brazil with different state-based tax incentive programs, and (2) an increase in net other operating income in 2015 with no corresponding benefit in 2016.

Exceptional Items

Exceptional items amounted to a R$1,134.3 million profit in 2016 compared to a R$357.2 million expense recorded in 2015.  Such increase is explained mainly by a non-cash gain on stocks swap  recorded in the last quarter of 2016 as a result of the agreement with Anheuser-Busch InBev SA/NV, or ABI, pursuant to which the we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI has agreed to transfer SABMiller’s Panamanian business to us. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.”

Income from Operations

As a result of the foregoing, income from operations decreased by 8.9% in 2016, to R$17,105.4 million from R$18,778.5 million in 2015.

Net Finance Cost

Our net financial cost increased by 63.2% in 2016, to R$3,702.0 million from R$2,268.2 million in 2015.  This result is mainly explained by (1) higher net interest expenses, including non-cash expenses related to the put options associated with our investment in the Dominican Republic, (2) higher losses on derivative instruments mainly driven by the carry cost of our currency hedges, primarily linked to our cost of goods sold exposure in Brazil and Argentina and non-cash gains or losses related to the mark to market of our hedges, and (3) higher interest on contingencies.

Our total year-end indebtedness increased by R$1,796.8 million in 2016, while our cash and cash equivalents less bank overdrafts and current investment securities decreased by R$5,673.1 million in that year.

Income Tax Expense

Our consolidated income tax and social contribution on profits decreased by 91.3% in 2016, to R$315.0 million from R$3,634.2 million in 2015.  The effective tax rate in 2016 was 2.4%, compared to 22.0% in the previous year.  Such decrease in our effective tax rate in 2016 was primarily due to a R$1,539.3 million gain on other tax adjustments of which: (1) around R$400 million is explained by a reversion of withholding tax provisions in July 2016, related to unremitted earnings from Argentina as legislation in Argentina was enacted revoking a withholding tax over dividend remittance that was created in 2013  and  (2) recognition of R$800 million in deferred tax assets on carried losses related to international subsidiaries due to the improvement of our capital structure outside of Brazil.

Net Income

As a result of the foregoing, net income increased by 1.6% in 2015, to R$13,083.4 million from R$12,879.2 million in 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2014

In the periods discussed below, we conducted our operations through three business segments as follows:

  Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the CSD & NANC sales division), and our CAC operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua).

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

__________________

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
	(in thousands of hectoliters, except percentages)
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

B.            Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2016 and 2015.  Our primary sources of liquidity have historically been cash flows from operating activities and borrowings.  Our material cash requirements have included the following:

  debt service;

  capital expenditures;

  payments of dividends and interest on shareholders’ equity;

  increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

  investments in companies participating in the brewing, CSD & NANC and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2016 and 2015 were R$8,159.6 million and R$13,835.3 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities decreased by 47.7% in 2016, to R$12,344.4 million from R$23,580.8 million in 2015, mainly as a result of (1) a 2.4% decrease in net sales coupled with 2.9% increase in cost of sales (excluding depreciation and amortization) and a growth of 4.0% in sales, marketing, distribution and administrative expenses (excluding depreciation and amortization) that led us to lower operational results, (2) a significant worsening in working capital during 2016, which decreased by R$5,601.5 million in 2016 mainly as a result of R$5,648.4 million decrease in trade and other payables, mainly driven by operational deleveraging as a result of lower volumes; and (3) a significant increase in income taxes paid.

Investing Activities

Cash flows used in our investing activities decreased by 1.7% in 2016, to R$5,898.0 million from R$5,997.0 million in 2015, mainly explained by the lower level of capital expenditures in property, plant and equipment and intangible assets that was partially offset by higher acquisitions of subsidiaries, net of cash acquired.

Financing Activities

Cash flows used in our financing activities decreased by 24.0% in 2016, to an outflow of R$11,645.1 million from a R$15,327.9 million cash outflow in 2015, mainly driven by (1) lower repayment of borrowings, (2) a  decrease in payment of dividends and interest on shareholders’ equity, (3) cash expended in connection with share repurchases in 2015 with no corresponding expenditures in 2016, partially offset by lower proceeds from borrowings and higher outflows related to cash net of finance costs other than interests.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2016
Debt Instrument	2017	2018	2019	2020	2021	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	22.7	-	-	-	-	-	22.7
UMBNDES + Average Pay Rate	1.7%	-	-	-	-	-	1.7%
International Debt:
Other Latin America Currency Floating Rate	-	-	-	4.9	-	-	4.9
Average Pay Rate	-	-	-	2.7%	-	-	2.7%
Other Latin America Currency Fixed Rate	114.0	193.7	-	-	-	39.3	347.0
Average Pay Rate	9.4%	9.5%	-	-	-	4.3%	8.9%
US$ Fixed Rate	-	-	11.5	-	-	-	11.5
Average Pay Rate	-	-	6.0%	-	-	-	6.0%
US$ Floating Rate	1,508.7	329.3	22.1	-	-	-	1,860.1
Average Pay Rate	1.3%	2.2%	1.5%	-	-	-	1.5%
CAD Floating Rate	1,259.1	-	-	-	-	-	1,259.1
Average Pay Rate	1.6%	-	-	-	-	-	1.6%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	216.2	163.2	73.7	9.0	9.9	142.8	614.8
TJLP + Average Pay Rate	9.5%	9.3%	8.6%	-	-	-	6.8%
Reais Debt - ICMS Fixed Rate:
Notional Amount	33.6	112.1	35.0	32.1	35.5	129.8	378.2
Average Pay Rate	6.4%	2.6%	6.1%	4.2%	3.5%	4.5%	4.1%
Reais Debt - Fixed Rate:
Notional Amount	476.3	134.3	97.6	27.0	124.2	38.8	898.1
Average Pay Rate	9.0%	5.6%	6.0%	4.5%	12.5%	3.7%	8.3%
Total Debt	3,630.6	932.5	239.9	73.0	169.6	350.7	5,396.3

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

The following table sets forth our net cash consolidated position as of December 31, 2016 and 2015:

	Net Cash Consolidated Position
	As of December 31,
	2016			2015
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(726.0)	(2,904.6)	(3,630.6)	(594.0)	(688.6)	(1,282.6)
Long-term debt	(1,165.2)	(600.5)	(1,765.7)	(1,560.7)	(756.2)	(2,316.9)
Total	(1,891.2)	(3,505.1)	(5,396.3)	(2,154.7)	(1,444.8)	(3,599.5)
Cash and cash equivalents (net of bank overdrafts)			7,876.8			13,617.6
Investment securites			282.8			215.1
Net cash position			2,763.3			10,233.2

(1)   LC refers to our local currency indebtedness.

(2)   FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2016, our short-term debt totaled R$3,630.6 million, 80.0% of which was denominated in foreign currencies. As of December 31, 2015, our short-term debt totaled R$1,282.6 million, 53.7% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2016, our long-term debt, excluding the current portion of long-term debt, totaled R$1,765.7 million, of which R$1,165.3 million, or 66.0%, was denominated in local currency.  As of December 31, 2015, our long-term debt, excluding the current portion of long-term debt, totaled R$2,316.9 million, of which R$1,560.7 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2016
Long-term Debt Maturity in:	(in R$ million)
2018	(932.5)
2019	(239.9)
2020 and Later	(593.3)
Total	(1,765.7)

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

On July 24, 2007, AmBev International Fund Ltd., or Ambev International, issued R$300 million in notes with a fixed interest of 9.500% per annum and a maturity date of July 24, 2017, or the 2017 notes, to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and outside the United States to non-U.S. persons in reliance on Regulation S, fully guaranteed by Ambev.  The 2017 notes are unsecured and unsubordinated obligations of Ambev International and are fully and unconditionally guaranteed by us.  The guarantee ranks equally in right of payment with all of Ambev’s other unsecured and unsubordinated debt obligations (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The 2017 notes are denominated in reais, but both principal and interest are paid in U.S. dollars at the prevailing exchange rate at the applicable payment date.  Interest is paid semiannually in arrears, starting January 24, 2008.  The net proceeds of the offering were used for the repayment of short-term debt and for general corporate purposes by Ambev and its subsidiaries.  In February 2009, we completed a SEC-registered exchange offer for these notes.  We may from time to time seek to retire or repurchase our outstanding debt, including our 2017 notes, through cash repurchases and/or exchanges for other securities, in open market purchases, privately negotiated transactions or otherwise.  Such repurchases or exchanges, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions and other factors.  The amounts involved may be material, and notes repurchased may be cancelled or resold, but will only be resold in compliance with relevant registration requirements or available exemptions under applicable securities laws.

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

As of December 31, 2016, our local currency long-term debt borrowings consisted primarily of the 2021 debentures and BNDES debts.  Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and the Enterprise Financing Program (FINEM).

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many States in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian States which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the State governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  The total amount deferred (financing) as of December 31, 2016 was R$131.9 million with a current portion of R$35.6 million, and R$96.3 million as non-current.  Percentages deferred typically range from 50% to 92% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2016 and 2015, we recorded R$1,543.13 million and R$1,360.6 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2016, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$4,132.7 million consisting of R$2,450.1 million for our Latin America North business segment, R$1,365.5 million related to investments in our Latin America South operations and R$317.1  million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

In August 2014, we announced the construction of a new development center in the city of Rio de Janeiro, State of Rio de Janeiro, in order to accelerate product innovation by developing new liquids and most modern packaging.  The investment is approximately R$180 million and the development center is expected to start its operations throughout 2017.

D.            Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2016 Compared to Year Ended December 31, 2015” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials,” under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements,” note 29 to our consolidated financial statements, “Collateral and contractual commitments with suppliers, advances from customers and other.”  Off-balance sheet items include future commitments of R$4,319.2 million as of December 31, 2016, as set forth in the table below:

Contractual Obligation	As of December 31, 2016
(in R$ million)
Purchase commitments with respect to property, plant and equipment	273.2
Purchase commitments with respect to raw materials	717.2
Purchase commitments with respect to packaging materials	2,657.9
Other commitments	670,9
Total	4,319.2

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2016:

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt*	6,157.4	3,800.2	1,329.0	357.5	670.7
Finance leasing liabilities	25.6	3.4	22.2	-	-
Trade and other payables	23,249.5	21,359.4	608.0	171.8	1,110.2
Sales tax deferrals	730.8	135.8	256.0	142.4	196.6
Total contractual cash commitments	30,163.3	25,298.9	2,215.2	671.1	1,977.5

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

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$52,450.5 million as of December 31, 2016.  These are not considered commitments.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers.  The Board of Directors is currently comprised of eleven effective members and one alternate member, and provides the overall strategic direction of Ambev.  Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted.  Day-to-day management is delegated to the executive officers of Ambev, of which there are currently eleven.  The Board of Directors appoints executive officers for a three-year term, re-election being permitted.  The Ambev Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders.  See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)

Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	78	Co-Chairman and Director	1999	2017
Carlos Alves de Brito	56	Co-Chairman and Director	2006	2017
Marcel Herrmann Telles	67	Director	1999	2017
Roberto Moses Thompson Motta	59	Director	2008	2017
José Heitor Attilio Gracioso	85	Director	1999	2017
Vicente Falconi Campos	76	Director	1999	2017
Luis Felipe Pedreira Dutra Leite	51	Director	2005	2017
Paulo Alberto Lemann	48	Director	2011	2017
Álvaro Antonio Cardoso de Souza	68	Director	2012	2017
Antonio Carlos Augusto Ribeiro Bonchristiano	49	Director (Independent)	2014	2017
Marcos de Barros Lisboa	52	Director (Independent)	2014	2017
João Mauricio Giffoni de Castro Neves	49	Director (Alternate)	2015	2017

(1)   Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also the Chief Executive Officer of ABI.  ABI appointed five additional directors: Marcel Herrmann Telles, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos and Paulo Alberto Lemann in addition to the alternate director João Mauricio Giffoni de Castro Neves.  FAHZ appointed two additional directors: José Heitor Attílio Gracioso and Álvaro Antonio Cardoso de Souza.  The two independent directors Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa were appointed jointly by ABI and FAHZ.

(2)   Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev.  Directors first elected to our board of directors on or after 2013 were originally elected as directors of Ambev S.A.

(3)   Annual Shareholders’ General Meeting to be held on April 28, 2017.

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

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since(1)	Term Expires(2)
Bernardo Pinto Paiva	48	Chief Executive Officer	2015	2019
Ricardo Rittes de Oliveira Silva	42	Chief Financial Officer and Investor Relations Officer	2016	2019
Pedro de Abreu Mariani	50	General Counsel and Corporate Affairs Executive Officer	2005	2019
Ricardo Morais Pereira de Melo	45	Sales Executive Officer	2016	2019
Fernando Dias Soares	37	Soft Drinks Executive Officer	2016	2019
Mauricio Soufen(3)	43	Supply Executive Officer and Logistics Executive Officer	2016	2019
Cassiano De Stefano(4)	48	BU Premium and High End Executive Officer	2017	2019
Fábio Vieira Kapitanovas	39	People and Management Executive Officer	2015	2019
Paula Nogueira Lindenberg	41	Marketing Executive Officer	2015	2019
Gustavo Pimenta Garcia	49	Shared Services and Information Technology Executive Officer	2016	2019
Rodrigo Figueiredo de Souza	41	Procurement Executive Officer	2015	2019

(1)   Executive officers first appointed to our board of executive officers prior to 2013 were originally appointed as executive officers of Old Ambev.  Executive officers first appointed to our board of executive officers on or after 2013 were originally appointed as executive officer of Ambev S.A.

(2)   Until May 11, 2019.

(3)   Though Mr. Mauricio Soufen has been an executive officer of Ambev since 2016, he assumed the additional role of Logistics Executive Officer on January 1, 2017.

(4)   Though Mr. Cassiano De Stefano was elected BU Premium and High End Executive Officer on January 1, 2017, he has been an executive officer of Ambev since 2016.

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

Ricardo Morais Pereira de Melo.  Mr. Melo is Ambev’s Sales Executive Officer. Since he joined the Company in 1996, Mr. Melo held various sales positions, including Sales Manager, Commercial Manager in Salvador and in São Paulo, Regional Sales Executive Officer in the Northeast and in Rio de Janeiro, as well as Sales Vice-President of Ambev operations in Canada and Sales Strategy Vice-President at Anheuser-Busch InBev, in the United States. He holds a degree in civil engineering from Universidade Católica de Pernambuco and a Corporate MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Fernando Dias Soares.  Mr. Soares is Ambev’s Soft Drinks Executive Officer. Since 2002, when he joined the Company as a trainee, he held various positions in the commercial area. Between 2011 and 2012 he was National Soft Drinks Manager and thereafter he was National Auto-Service Channel Executive Officer. Mr. Soares holds a degree in business administration from Pontifícia Universidade Católica de São Paulo, a post-graduation from Fundação Getúlio Vargas and a Corporate MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Mauricio Soufen.  Mr. Soufen is Ambev’s Supply Executive Officer and Logistics Executive Officer.  Since he joined the Company in 1996 as a Production Supervisor, he held positions of Brewery Manager in Scotia and Belgium – where he was the only foreigner that has led the historical Stella Artois brewery, in Leuven. When Mr. Soufen returned to Brazil, served as Regional Director for the North /Central-West region and Director of our Engineering Center based in Jacareí, State of São Paulo. Along with the title of brewmaster, Mr. Soufen has a degree in mechatronics engineering from Escola Politécnica da Universidade de São Paulo and an MBA from MIT - Sloan School of Management. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Cassiano De Stefano. Mr. De Stefano is Ambev’s BU Premium and High End Executive Officer. Since 2000, when he joined the Company as a trainee, he held various positions, including Commercial Manager in São Paulo, Manaus and in Salvador, Ambev National Sales Manager, Regional Executive Officer in Russia, Logistics Executive Officer in Latin America North, Regional Executive Officer in the Northeast and in São Paulo as well as Logistics Executive Officer. Mr. De Stefano holds a civil engineering degree from Unicamp – Universidade Estadual de Campinas, a Corporate MBA from Ambev and a specialization from INSEAD and Kellogg.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Fábio Vieira Kapitanovas.  Mr. Kapitanovas is Ambev’s People and Management Executive Officer. Since 2000, when he joined the Company as a trainee, he held several positions, including Regional Industrial Officer – South/SPI, Corporate Executive Officer of Logistics Projects and Executive Officer of the Shared Services Center.  He has a degree in mechanical engineering from Politécnica de São Paulo, in addition to a Corporate MBA from Ambev.  He participated in the AIGLE Program (Insead – Wharton Alliance) and in the Global Supply Chain Logistics Program, from MIT.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2016 for services in all capacities amounted to R$59.6 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration
	Year Ended December 31, 2016
	(in R$ million, except where otherwise indicated)
	Number of Members	Fixed Remuneration				Variable Remuneration					Post-Employ-ment Benefits	Termi-nation Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Remunera-tion for Sitting on Committees	Others	Bonus	Profit Sharing	Remune-ration for Attending Meetings	Com-mis-sions	Others
Board of Directors	12.0	5.1	-	-	1.0	-	-	-	-	-	-	-	11.6	17.7
Fiscal Council	6.0	1.5	-	-	0.3	-	-	-	-	-	-	-	-	1.8
Executive Officers	11.0	12.2	0.9	-	2.5	-	-	-	-	-	-	-	24.6	40.1
Total	29.0	18.8	0.9	-	3.8	-	-	-	-	-	-	-	36.2	59.6

In addition, the executive officers and members of the Board of Directors received some additional benefits provided to all Ambev S.A. employees and their beneficiaries and covered dependents, such as health and dental care.  Such benefits were provided through FAHZ.  These executive officers and directors also received benefits pursuant to Ambev’s pension and stock ownership plan.  For a description of these plans, see notes 23 and 24 to our audited consolidated financial statements.

On various dates in 2016, pursuant to the terms and conditions of our stock ownership plan, we acquired from our directors and executive officers a total of 758,157 shares of Ambev for R$14.3 million.  Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2016				2015				2014
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum

Board of Directors	12.0	0.4	2.0	8.3	12.0	0.4	1.5	10.1	12.0	0.3	1.3	6.0
Fiscal Council	6.0	0.1	0.3	0.4	6.0	0.2	0.2	0.4	6.0	0.2	0.3	0.4
Executive Officers	11.0	1.2	3.6	14.9	11.0	1.9	4.7	21.4	10.0	2.3	5.0	22.5

Ambev Stock Ownership Plan

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs.  As of December 31, 2016, there were outstanding rights under the Plan providing for the acquisition of 131.3 million Ambev common shares by approximately 600 people (including executive management and employees).

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

We implemented a Share Based Payment Plan, or the Share Plan, dated as of April 29, 2016. Under the Share Plan, employees and management of Ambev or its direct or indirect subsidiaries are eligible to receive Ambev shares, including in the form of ADRs. The shares which are subject to the Share Plan are designated as Restricted Shares.

Pursuant to the Share Plan, the Board of Directors is conferred with ample powers for the organization and management of the Share Plan in compliance with its general terms and conditions. The Board of Directors may appoint a committee to assist its members in the management of the Share Plan. The Board of Directors or the committee establishes the terms and conditions applicable to each Share Based Payment Programs, or the Share Plan Programs, which defines the relevant beneficiaries, the applicable number of Restricted Shares subject to the Share Plan Program, the Restricted Shares’ transference procedure and periods, and any possible penalties.

Under the Share Plan, up to 0.3% of the shares corresponding to Ambev’s corporate capital may be granted in total. The delivery of the Restricted Shares is free of charges. The reference price per Restricted Share for the purpose of this Share Plan will correspond to the price of the shares of the Company at BM&FBOVESPA at the trading day immediately before the granting of the Restricted Shares.

Beneficiaries of the Share Plan must sign a Share Based Payment Agreement, or the Share Based Agreements, with Ambev, according to which, those beneficiaries have the right to receive a maximum number of Ambev Shares or ADRs (“Cap”), as applicable, provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

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

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the IAPP.  The IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government’s social security system provides to our employees.  The defined contribution plan covers substantially all new employees.  The IAPP was established solely for the benefit of our employees and its assets are held independently. The IAPP is managed by a Governing Board (Conselho Deliberativo), which has three members, two of whom are appointed by Ambev, and one member represents active and retired employees.  The IAPP also has an Executive Board (Diretoria Executiva) containing three members, all of whom are appointed by IAPP’s Council Board.  The IAPP also has a Fiscal Council with three members, two of whom appointed by Ambev and one member represents active and retired employees.

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

As of December 31, 2016, we had 5,689 participants in our pension plans, including 620 participants in the defined benefit plan, 5,069 participants in the defined contribution plan, and 1,081 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties.  All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2016 as liabilities for pension plan benefits, see note 23 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

We provisioned R$188.0 million under these programs for the year ended December 31, 2016, R$531.8 million for the year ended December 31, 2015 and R$243.4 million for the year ended December 31, 2014.

C.            Board Practices

During 2016, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and road shows in Brazil, the United States, Mexico, Japan and Europe.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body.  At our annual shareholders’ meeting held on April 29, 2016, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2017: James Terence Coulter Wright, José Ronaldo Vilela Rezende and Paulo Assunção de Sousa, and, as alternates, Emanuel Sotelino Schifferle, Ary Waddington and Vinicius Balbino Bouhid (the latter of whom serves as alternate only to Paulo Assunção de Sousa).  All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

  to present medium and long-term planning proposals to the Board of Directors;

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

  to analyze and monitor our annual investment plan;

  to analyze and monitor growth opportunities;

  to analyze and monitor our capital structure and cash flow; and

  to analyze and monitor the management of our financial risk, as well as budgetary and treasury policy.

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite, Marcel Herrmann Telles and Roberto Moses Thompson Motta.  The members of this committee are elected by the Board of Directors.

Antitrust Compliance and Related Parties Committee

The Antitrust Compliance and Related Parties Committee’s responsibilities are to assist the Board of Directors with the following matters:

  related party transactions;

  any general conflict of interest situations that may arise between the Company and related parties;

  compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

  compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

  other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the Antitrust Compliance and Related Parties Committee are Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Bolívar Moura Rocha and Everardo de Almeida Maciel.  The members of this committee are elected by the Board of Directors.

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

In Brazil, the CVM has provided guidance to the market with a set of recommendations on differentiated corporate governance practices which are not required but recommended. Additionally, the BM&FBOVESPA and the IBGC-Brazilian Institute of Corporate Governance have developed guidelines for corporate governance best practices. On November 16, 2016, the Brazilian Corporate Governance Code, which provides corporate governance practices guidelines for publicly-held companies, was released by an institution formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, BM&FBOVESPA, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. The CVM submitted for public hearing, in December 2016, a draft of a new regulation creating rules in order to implement the provisions set forth in the Brazilian Corporate Governance Code.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies,” such as Ambev, need not to comply with these requirements.  Nonetheless, our bylaws require that at least two of our directors be independent.  In addition, our bylaws set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock shall be deemed independent.

As of the date of this annual report on Form 20-F, all of our directors, including the independent ones, had been appointed by our controlling shareholders.

The Brazilian Corporation Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s officers and directors.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Our existing stock ownership plans were approved by our extraordinary general shareholders’ meetings held on July 30, 2013 and on April 29, 2016.

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

Code of Business Conduct

NYSE corporate governance standards require that a listed company must adopt and disclose a code of business conduct and ethics for directors, officers and employees and promptly disclose any waivers of the code for directors or officers. Each code of business conduct and ethics should address the following matters: (1) conflicts of interest; (2) corporate opportunities; (3) confidentiality; (4) fair dealing; (5) protection and proper use of company assets; (6) compliance with laws, rules and regulations (including insider trading laws); and (7) encouraging the reporting of any illegal or unethical behavior.

We have adopted a Code of Business Conduct that applies to all directors, officers and employees. Our code of business conduct is available on our website at www.ri.ambev.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. There are no waivers to our Code of Business Conduct.

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

D.            Employees

As of December 31, 2016, we and our subsidiaries had a total of 53,250 employees, approximately 51% of whom were engaged in production, 44% in sales and distribution and 5% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2016	2015	2014
53,250	52,738	51,871

The following table shows the geographical distribution of our employees as of December 31, 2016:

Geographical Distribution of Ambev Employees as of December 31, 2016
Location	Number of Employees
Latin America North	40,416
Brazil	33,788
Dominican Republic	4,179
Cuba	776
Guatemala	244
Panama	1,429
Latin America South	9,421
Argentina	5,718
Bolivia	2,001
Uruguay	698
Paraguay	592
Chile	412
Canada	3,413
Total	53,250

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

We are required to contribute 8% of each Brazilian employee’s gross pay to an account maintained in the employee’s name with the Brazilian government’s Severance Indemnity Fund (Fundo de Garantia por Tempo de Serviço), or the FGTS.  Under Brazilian law, we are also required to pay termination benefits to Brazilian employees dismissed without cause equal to 40% (plus 10% to the Brazilian government) of the accumulated contributions made by us to the terminated employee’s FGTS account throughout the employee’s period of service, among other mandatory termination fees.

We provide health and benefits in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

E.            Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 3, 2017:

Name	Amount and Percentage of Common Shares

Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito	*
Marcel Herrmann Telles(1)(2)	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso(1)	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*
Paulo Alberto Lemann	*
Álvaro Antonio Cardoso de Souza	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
João Mauricio Giffoni de Castro Neves	*
Bernardo Pinto Paiva(1)	*
Pedro de Abreu Mariani	*
Fábio Vieira Kapitanovas	*
Mauricio Soufen	*
Paula Nogueira Lindenberg	*
Ricardo Rittes de Oliveira Silva	*
Ricardo Morais de Melo	*
Fernando Dias Soares	*
Cassiano De Stefano	*
Gustavo Pimenta Garcia	*
Rodrigo Figueiredo de Souza	*

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

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 3, 2017, Ambev had 15,699,872,992 shares outstanding.  As of March 3, 2017, there were 1,339,100,579 Ambev ADSs outstanding (representing 1,339,100,579 Ambev shares, which corresponds to 8.5% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of March 3, 2017, there were 123 registered holders of Ambev ADSs.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% our total and voting capital stock (excluding treasury shares) as of March 3, 2017.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of March 3, 2017.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Share Buyback Program

Between March 1, 2017 and March 3, 2017, we acquired 64,874 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$1.1 million. In February 2017, we acquired 36,522 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$0.6 million. In January 2017, we acquired 3,690,690 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$61.9 million.

In 2016, we acquired 3,196,848 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$59.4 million. On April 24, 2016, we terminated our share buyback program that we had commenced on August 28, 2015.  Over the course of this share buyback program, we repurchased 5,454,202 common shares at market price at the time of acquisition in the total amount of R$102.9 million. The repurchased shares were held in treasury for cancellation and/or subsequent disposition.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 3, 2017, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,339,100,579	8.5%
Interbrew International B.V	8,441,956,047	53.8%
AmBrew S.A	1,284,309,014	8.2%
FAHZ(2)	1,596,475,601	10.2%

(1)   Represents the number of shares held in the form of ADSs.  The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)   Mr. Marcel Herrmann Telles, who is ABI-appointed director of Ambev, and Messrs. Victório Carlos De Marchi and José Heitor Attílio Gracioso, who are FAHZ-appointed directors of Ambev, are also trustees of FAHZ.

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

  the election of members to committees of Ambev’s Board of Directors;

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

  analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;

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

Under the 2019 Shareholders’ Agreement, FAHZ will be entitled to appoint two directors and their respective alternates to the Board of Directors of Ambev, provided that it holds at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits).  One of the FAHZ-appointed directors shall have the right to also be appointed as a member of Ambev’s Operations, Finance and Compensation Committee and of the Antitrust Compliance and Related Parties Committee, as well as any other committee that may be established by Ambev’s Board of Directors.  Furthermore, the shareholders shall use their best efforts to allow one of the FAHZ-appointed directors to participate as an observer in meetings of Ambev’s Fiscal Council, whenever such body is installed in lieu of the audit committee required by the Sarbanes-Oxley Act of 2002.

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

  analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;

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

B.            Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our significant shareholders or other related parties and certain of their affiliates. These transactions include, but are not limited to: (i) the purchase and sale of raw material with affiliated entities, (ii) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (iii) import agreements with affiliated entities, and (iv) royalty agreements with affiliated entities.   These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution.  In addition, the Antitrust Compliance and Related Parties Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles.  See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Antitrust Compliance and Related Parties Committee.”  Set forth below is a discussion of our material related party transactions.  For further information on our related party transactions, see note 33 to our audited consolidated financial statements.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance and other benefits both to active and certain of our retired employees and executive officers (including their dependents).

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels for R$63,328 for a period of ten years, maturing on March 31, 2018.

Lease on Commercial Properties

We have a lease of two commercial properties from FAHZ involving annual lease payments in the amount of R$3.3 million. This lease agreement is scheduled to expire in January 2020.

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

Ambev and Certain ABI Controlling Shareholders (Messrs. Lemann, Sicupira and Telles)

We entered into a service agreement with B2W - Companhia Digital, or B2W, a Brazilian e-commerce company controlled by Messrs. Lemann, Sicupira and Telles, who are part of the controlling group of ABI, our indirect controlling shareholder.  According to this service agreement, B2W manages our e-commerce-platform called “Parceiro Ambev” (Ambev Business Partner).

Ambev and ABI

Licensing Agreements

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Special Goodwill Reserve

As a result of the merger of InBev Holding Brasil S.A., or InBev Brasil, into us in July 2005, we acquired tax benefits resulting from the partial amortization of the special premium reserve pursuant to article 7 of CVM Rule No. 319/99.  Such amortization will be carried out within the next ten years following the merger.  As permitted by CVM Rule No. 319/99, the Protocol and Justification of this merger, as entered into between ourselves, InBev Brasil and InBev N.V./S.A. (as ABI was then called) on July 7, 2005, established that 70% of the goodwill premium, which corresponded to the tax benefit resulting from the amortization of the tax goodwill derived from the merger, would be capitalized by us to the benefit of our controlling shareholder, with the remaining 30% being capitalized by us without the issuance of new shares to the benefit of all shareholders.  Since 2005, pursuant to the Protocol and Justification of this merger, we have carried out, with shareholder approval, capital increases through the partial capitalization of the goodwill premium reserve.  Accordingly, IIBV and AmBrew, which are subsidiaries of ABI, have subscribed shares corresponding to 70% of the goodwill premium reserve and our minority shareholders have been entitled to participate in these share issuances through the exercise of preemptive rights under the Brazilian Corporation Law. The remaining 30% of the tax benefit has been capitalized by us without issuance of new shares to the benefit of all shareholders.  The Protocol and Justification of this merger also provides, among other matters, that ABI shall indemnify us for any undisclosed liabilities of InBev Brasil.

Bucanero

In January 2014, one of our wholly-owned subsidiaries acquired from ABI a 50% equity interest in Bucanero, a Cuban company in the business of producing and selling beer.  See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions and Strategic Alliances in Latin America.”

Transfer of Operations in Colombia, Peru, Ecuador and Panama

In May 2016, we entered into an agreement with ABI, pursuant to which the we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI has agreed to transfer SABMiller plc’s, or SABMiller, Panamanian business to us. Other than post-closing debt and/or cash adjustments, the transaction did not involve any cash payments and involved an exchange of shares of the aforementioned entities. The transaction was conditioned on the successful closing of the SABMiller and ABI merger, which closed in the fourth quarter of 2016. As a result of this transaction, on December 31, 2016, we ceased operations in Colombia, Peru and Ecuador and commenced operations in the beverages market of Panama.

C.            Interests of Experts and Counsel

Not applicable.

ITEM 8.                FINANCIAL INFORMATION

A.            Consolidated Financial Statements and Other Financial Information

Consolidated Financial Statements

See “Item 17. Financial Statements.”

Legal Proceedings

We are subject to numerous claims with respect to tax, labor, civil and other matters (consisting of antitrust, environmental and other proceedings that do not fit in the other categories).  Such proceedings involve inherent uncertainties including, but not limited to, as a result of court rulings, negotiations between affected parties and governmental actions, and, consequently, our management cannot at this stage estimate with certainty how and when these matters will be resolved.

To the extent that we believe contingencies arising from these proceedings will probably be realized, they have been recorded in the balance sheet.  Our provisions for legal contingencies were R$934.0 million as of December 31, 2016. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$52.5 billion as of December 31, 2016. Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, see notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2016, we had several tax claims pending against us, including judicial and administrative proceedings.  Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions.  As of December 31, 2016, we had made provisions of R$570.6 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of December 31, 2016, we were party to tax proceedings with a total estimated possible risk of loss of R$47.8 billion. Approximately R$28.9 billion of this figure is related to controversies related to payment of income tax and social contribution, and approximately R$16.0 billion is related to controversies involving the payment of ICMS value-added and IPI Excise taxes. The most significant proceedings are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

We have been party to legal proceedings with the State of Rio de Janeiro where we are challenging the State’s attempt to assess ICMS Value-Added Tax with respect to unconditional discounts granted by us from January 1996 to February 1998.  In 2015, these proceedings were before the Brazilian Superior Court of Justice and the Brazilian Supreme Court (Supremo Tribunal Federal).  In October 2015 and January 2016, we paid the amounts related to the State of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by such State in the total amount of R$271.0 million. In 2013, 2014 and 2015, we received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. Our management estimates the amount involved in these proceedings to be approximately R$559.5 million as of December 31, 2016, reflecting the payments made in October 2015 and January 2016. We have classified this as a possible loss and, therefore, for which no provision has been made.

Goods manufactured within the Manaus Free Trade Zone (Zona Franca de Manaus) intended for remittance elsewhere in Brazil are exempt from the IPI Excise Tax.  We have been registering IPI Excise Tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone.  Since 2009, we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed tax credits, which are under discussion before the Brazilian Supreme Court.  Management estimates the possible losses in relation to these assessments to be R$2.0 billion as of December 31, 2016.  We have not recorded any provision in connection with these assessments.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits.”

In addition, over the years, we have received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes that they considered unduly offset with the disallowed IPI excise tax credits which are under discussion in other proceedings.  We are currently challenging those charges in the courts. Our management estimates the possible losses related to these assessments to be approximately R$735.5 million as of December 31, 2016.  We have not recorded any provision in connection with these assessments.

In 2014, we received tax assessments from the RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories. Our management estimates the possible losses related to these assessments to be approximately R$1.5 billion as of December 31, 2016.

In June 2015, we received a tax assessment issued by the State of Pernambuco, relating to ICMS Value-Added Tax differences, based on alleged non-compliance with a state tax incentive agreement, PRODEPE, stemming from February 2014.  In 2015, we were notified of new tax assessments related to the same matter. In March 2016, we achieved a partial victory relating to one of the tax assessments, where the respective fine was definitively annulled by the administrative court.  Our management estimates the possible losses related to this matter to be approximately R$404.1 million as of December 31, 2016. We have recorded provisions in the total amount of R$2.6 million in relation to the proceedings for which we consider the chances of loss to be probable considering specific procedural issues.

Over the years, we have received tax assessments relating to supposed ICMS differences that some States considered due in the tax substitution system in cases where the price of certain products sold by a factory reached levels close to or above the price table basis established by such States.  We are currently challenging those charges before the courts.  In 2015, we received new tax assessments related to the same issue, in the approximate amount of R$332 million. In August 2016, we received a new assessment, issued by the State of Minas Gerais, in the amount of R$1.4 billion, regarding the same matter. Considering this new assessment and others received in 2016, our management estimates the amount related to this issue to be approximately R$4.5 billion as of December 31, 2016, classified as a possible loss and, therefore, for which we have made no provision. We have recorded provisions in the total amount of R$1.7 million for proceedings where we consider the chances of loss to be probable considering specific procedural issues.

State Tax Incentives of the Conselho Nacional de Política Fazendária (National Council on Fiscal Policy), or CONFAZ

Many states in Brazil offer tax incentive programs to attract investments to their respective regions, pursuant to the rules of the National Council on Fiscal Policy, or CONFAZ, a council formed by the Treasury Secretaries from each of the 27 Brazilian States.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian States which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements, including, depending on the State, production volume and employment targets, among others.  All of these conditions are included in specific agreements between us and the relevant state governments.

There is an ongoing dispute regarding whether these benefits are constitutional when granted without the prior approval of each Brazilian State participating in the CONFAZ.  Some States and Public Prosecutors have filed Direct Actions of Unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, we have received tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, challenging the legality of tax credits arising from existing tax incentives received by us in other States. As of December 31, 2016, the aggregate amount of these assessments was R$1.8 billion. We consider these proceedings to have a possible (but not probable) risk of loss.  Such estimate is based on management assessments, but should we lose such proceedings, the expected net impact on our income statement would be an expense for this amount.  Moreover, we cannot rule out the possibility of other Brazilian States issuing similar tax assessments against us in the future relating to other state tax incentive programs of which we avail ourselves.  In 2011, the Brazilian Supreme Court ruled that 14 state laws granting tax incentives without the prior approval of the CONFAZ to be unconstitutional, including one granting incentives to us in the Federal District, from which we have ceased to benefit from since such decision was issued. In a meeting held on September 30, 2011, the CONFAZ issued a resolution suspending the right of the States to claim the return of the tax incentives incurred by the beneficiaries of the state laws declared unconstitutional.  There are a number of other lawsuits before the Brazilian Supreme Court challenging the constitutionality of incentives laws offered by some states without the prior approval of the CONFAZ, which may impact our state tax incentives.

In 2012, the Brazilian Supreme Court issued a binding precedent proposal (Proposta de Súmula Vinculante No. 69/2012), which would automatically declare as unconstitutional all tax incentives granted without prior unanimous approval of the CONFAZ.  In order to become effective, such proposal must be approved by two-thirds of the members of the Supreme Court.  We do not expect that the Supreme Court will vote on this matter before Congress votes a bill of law aimed at regulating this issue. There are currently a number of different proposals before Congress, which generally provide for (1) existing tax incentives to be grandfathered for a number of years; (2) new tax incentives to be approved by a majority of the States (rather than unanimously); and (3) a reduction on interstate ICMS Value-Added taxes in order to decrease the relevance of tax benefits on interstate transactions.  However, no assurance can be given that the Brazilian Supreme Court will not vote on the binding precedent proposal before the matter is ultimately regulated by Congress. It is also unclear whether the Supreme Court decision would forgive the already availed incentives or establish a transition period.

Profits Generated Abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, an administrative tax court rendered a decision on one of these tax assessments relating to foreign profits.  This decision was partially favorable to us, and we filed an appeal to the Upper House of the Administrative Tax Court, which was denied in full in March 2017. Such decision is likely to be published in 2017 and while we may continue to pursue a motion of clarification in the Administrative Court, we nevertheless intend to seek recourse in the judicial courts for this tax assessment. With respect to another tax assessment relating to earnings of our foreign subsidiaries, an administrative tax court rendered a definitive decision favorable to us in September 2011.  We received two new tax assessments related to this matter in December 2013 and December 2016.  As of December 31, 2016, we estimated our exposure to possible losses in relation to these assessments to be R$4.9 billion and our exposure to probable losses to be R$41.6 million, for which we have recorded a provision in the corresponding amount. The recent administrative decision does not change the chances of loss.

Income Tax - Tax Loss Offset

We and certain of our subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations.  In February 2016, we were notified of the end of the administrative phase and, consequently, we filed lawsuits on the matter. In September 2016, we received the first favorable court decision. Our management estimates the total exposures of possible losses in relation to these assessments to be R$522.9 million as of December 31, 2016.  We have not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.”  In June 2012 we filed an appeal against the unfavorable first level administrative decision. In November 2014, the lower Administrative Court rendered a partially favorable decision, and we presented a motion to clarify the decision to the Administrative Court.  The motion was admitted in September 2016 and we are currently awaiting the court’s ruling on this clarification.  In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization between 2011 to 2013, related to InBev Brazil’s merger with Ambev.  We have not recorded any provisions for this matter and our management estimates possible losses in relation to this assessment to be approximately R$7.8 billion as of December 31, 2016.  In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associate Holding into us. We filed our defense in November 2013 and the lower Administrative Tax Court issued an unfavorable decision against us in November 2014. We filed an appeal on December 2, 2014 and are awaiting the decision of the Appeals Administrative Tax Court. Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.5 billion as of December 31, 2016. We have not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In December 2014, we received a tax assessment from the RFB related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans.  Our defense was presented on January 28, 2015. In July 2016, we were notified of an unfavorable administrative first level decision and filed an appeal to the Upper Administrative Court.

In December 2015 and December 2016, we also received two new tax assessments related to the same matter.  We estimate our exposure to possible losses in relation to these assessments to be approximately R$5.6 billion as of December 31, 2016. We have not recorded any provision in connection with those assessments.

Disallowance of Taxes Paid Abroad

Between 2014 and 2016, we received tax assessments from the RFB related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending.  As of December 31, 2016, our management estimated the exposure of approximately R$2.8 billion as a possible risk, and accordingly we have not recorded a provision for such amount, and estimated approximately R$194.0 million as a probable loss for which we recorded a provision in the same amount.

Presumed Profit

In April 2016, our subsidiary Arosuco received a tax assessment regarding the use of presumed profit method for the calculation of income tax and the social contribution on net profit instead of the real profit method. Arosuco has filed a defense and awaits the first level administrative decision. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$569.6 million as of December 31, 2016.

In December 2016, our subsidiary CRBS received a tax assessment regarding the use of presumed profit method for the calculation of income tax and social contribution on net profit instead of the real profit method.

CRBS has filed a defense and awaits the first level administrative decision. CRBS estimates that the possible losses related to this matter are approximately R$3.6 billion.

Social Contributions

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers in the first quarter of 2011. In 2016, Ambev received new assessments related to the same issue, for the subsequent periods. Ambev management estimates the possible losses related to these assessments to be, approximately, R$1.5 billion as of December 31, 2016. Ambev filed defenses against these assessments and currently awaits judgment. No related provision has been made.

Labor Matters

We are involved in more than 25,000 labor claims.  Most of the labor claims we face relate to our Brazilian operations.  In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims.  As of December 31, 2016, we made provisions totaling R$165.7 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

As of December 31, 2016, there were approximately 51 claims between us and the Brazilian National Institute for Social Security (Instituto Nacional de Seguridade Social) with an aggregate exposure of R$15.7 million.  These claims are classified as having a possible chance of loss and allege, among other things, that we should have paid social security contributions in relation to bonus payments and payments to third-party service providers.

Civil Claims

As of December 31, 2016, we were involved in more than 7,800 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$43.9 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2016 in connection with civil claims.

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

We are aware of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. Two of them were ruled favorably to us by the appellate court of the State of São Paulo. Both decisions were confirmed by the Superior Court of Justice. The plaintiffs have appealed to the Special Court of the Superior Court of Justice and such appeals are pending. Of the four other claims, we received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against us in another three claims. We have appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the state of Rio de Janeiro. In 2016, we received a favorable ruling in one of such appeals, to which the plaintiffs filed an appeal of their own, which is currently pending judgment. In the beginning of 2017, the Superior Court of Justice ruled two of the appeals in our favor, but the plaintiffs may appeal such decision to the Special Court. The remaining appeal is still pending final disposition.

The warrant holders of both claims that were denied by the appellate court of the State of São Paulo have also appealed to the Superior Court of Justice. The Superior Court of Justice decided both cases in our favor although the decisions are subject to appeal. In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe the warrants object of those six proceedings represented, on December 31, 2016, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$761.7 million as of December 31, 2016.

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

Environmental Matters

Riachuelo

In 2004, an environmental complaint was initiated by certain neighbors residing in the Riachuelo Basin against the State of Argentina, the Province of Buenos Aires, the city of Buenos Aires and more than 40 corporate entities (including our Argentinean subsidiary) with premises located in the Riachuelo Basin or that discharge their waste into the Riachuelo River.  In this complaint, the Argentine Supreme Court of Justice ruled that the State of Argentina, the Province of Buenos Aires and the city of Buenos Aires remain primarily responsible for the remediation of the environment, and further resolved that the Riachuelo Basin Authority, an environmental authority created in 2006 pursuant to the Argentine Law No. 26,168, would be responsible for the implementation of a Remediation Plan for the Riachuelo Basin.  The Argentine Supreme Court of Justice also decided that any claim on damages should be initiated before a civil court. No further claims were initiated against our Argentinean subsidiary.

Lawsuit Against the Brazilian Beer Industry

On October 28, 2008, the Brazilian Federal Prosecutor’s Office (Ministério Público Federal) filed a suit for damages against us and two other brewing companies claiming total damages of approximately R$2.8 billion (of which approximately R$2.1 billion are claimed against us).  The public prosecutor alleges that: (1) alcohol causes serious damage to individual and public health, and that beer is the most consumed alcoholic beverage in Brazil; (2) defendants have approximately 90% of the national beer market share and are responsible for heavy investments in advertising; and (3) the advertising campaigns increase not only the market share of the defendants but also the total consumption of alcohol and, hence, cause damage to society and encourage underage consumption.

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff.  The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved).  The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Prosecutor’s Office to appealed to the Federal Court, but based on management assessments, we believe that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On December 12, 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario (LCBO), Brewers Retail Inc. (known as The Beer Store or “TBS”), and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP (the “Brewers”).  The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, and sought, among other things: (1) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since June 1, 2000; (2) to obtain a declaration that the Brewers conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (3) damages for unjust enrichment.  As part of this third allegation, the plaintiffs allege illegal trade practices by Brewers.  They are seeking damages not exceeding C$1.4 billion (approximately R$3.9 billion); punitive, exemplary and aggravated damages of C$5 million (R$14.1 million); and changes/repeals of the affected legislation.  We have not recorded any provision in connection therewith. A motion for summary judgment has been filed by the defendants and should be heard in the fourth quarter of 2017.  A hearing related to the class certification and trial on the merits is not expected to be held before 2018.

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition.  Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under IFRS at our unconsolidated financial statements.  Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity,” and treat such payments as a deductible financial expense for purposes of Brazilian income tax and social contribution on profits.  This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend.  The benefit from the tax deductible interest on shareholders’ equity is recorded in the income statement.  The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.  However, payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, whereas no such withholding is required in connection with dividends paid.  For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment).  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved, which relates to the second half of the 2016 fiscal year, was scheduled for first payment by Ambev on February 23, 2017.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

First half 2014	April 25, 2014	0.130	0.058

Second half 2014	August 28, 2014	0.060	0.027
	August 28, 2014	0.085	0.038
	November 13, 2014	0.220	0.085
	January 14, 2015	0.111	0.042
	January 30, 2015	0.082	0.030

First half 2015	March 31, 2015	0.077	0.024
	June 29, 2015	0.085	0.027

Second half 2015	September 28, 2015	0.150	0.036
	December 30, 2015	0.128	0.032

First half 2016	February 29, 2016	0.111	0.028
	July 29, 2016	0.130	0.040

Second half 2016	November 25, 2016	0.160	0.047
	December 29, 2016	0.187	0.057
	February 23, 2017	0.070	0.023

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

B.            Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2016.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 3, 2017, Ambev had 15,699,872,992 shares outstanding.  As of March 3, 2017, there were 1,339,100,579 Ambev ADSs outstanding (representing 1,339,100,579 Ambev shares, which corresponds to 8.5% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act.  In addition, as of March 3, 2017 there were 123 registered holders of Ambev ADSs.

Ambev S.A.

Shares

The table below shows the quoted high and low closing sales prices in reais of our shares on BM&FBOVESPA for the indicated periods.

Trading Prices on the BM&FBOVESPA: Ambev Common Shares*
	Per Common Share
	High	Low
	(in reais)
Annual
2016	19.53	15.61
2015	19.39	14.57
2014	16.08	13.81
2013 (starting November 11)	15.56	14.46
Quarterly
2016
Fourth quarter	19.24	15.76
Third quarter	19.53	18.16
Second quarter	18.97	17.61
First quarter	18.72	15.61
2015
Fourth quarter	19.39	16.96
Third quarter	18.87	16.98
Second quarter	18.67	17.31
First quarter	17.68	14.57
Monthly
2017
February	18.59	16.79
January	17.32	16.24
2016
December	16.46	15.76
November	18.01	16.76
October	19.24	18.34
September	19.48	18.92

*      Historical pricing adjusted to reflect interest on shareholders’ equity and dividend distributions.

ADSs

The table below shows the quoted high and low closing sales prices in U.S. dollars of our ADSs on the NYSE for the indicated periods.

Trading Prices on the NYSE: Ambev ADSs*
	Per ADS
	High	Low
	(in reais)
Annual
2016	6.12	3.73
2015	6.38	4.23
2014	7.13	5.25
Quarterly
2016
Fourth quarter	6.10	4.68
Third quarter	6.12	5.49
Second quarter	5.72	4.85
First quarter	5.10	3.73
2015
Fourth quarter	4.97	4.23
Third quarter	5.91	4.37
Second quarter	6.27	5.41
First quarter	6.38	5.24
Monthly
2017
February	6.01	5.34
January	5.48	5.04
2016
December	4.93	4.68
November	5.56	4.87
October	6.10	5.75
September	6.09	5.67

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

BM&FBOVESPA trading sessions are from 10:00 a.m. to 5:00 p.m., São Paulo time.  Equity trading is executed fully electronically through an order-driven trading system called “PUMA Trading System,” or “PUMA.”  Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the BM&FBOVESPA.  BM&FBOVESPA also permits trading from 5:30 p.m. to 6:00 p.m. on an online system connected to PUMA and Internet brokers called the “after-market”.  The after-market session is restricted to certain stocks that were traded through the electronic system.  Trading on the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances.  Securities listed on the BM&FBOVESPA may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without any adjustment.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  The BM&FBOVESPA Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through the PUMA Trading System.

In order to better control volatility, BM&FBOVESPA has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index.  If the market falls more than 20% compared to the previous day, the BM&FBOVESPA may determine the suspension of trading in all markets for a defined period, at its sole discretion, and such decision must be disclosed to the market through the News Agency (ABO – Operações).  The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets.  As of December 31, 2016, the aggregate market capitalization of all companies included in the IBOVESPA index of the BM&FBOVESPA was equivalent to approximately R$2.5 trillion.  Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets.  For example, as of December 31, 2016 the ten shares with greatest representation on the IBOVESPA index of the BM&FBOVESPA accounted for 59.8% of the total weight of all companies included in that stock index.

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

B.            Memorandum and Articles of Association

Below is a brief summary of the material provisions concerning our common shares, bylaws and the Brazilian Corporation Law.  In Brazil, the principal governing document of a corporation is its bylaws (Estatuto Social).  This description is qualified in its entirety by reference to the Brazilian Corporation Law and our bylaws.  An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report.  A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (www.ri.ambev.com.br).  Information on ownership of our shares is set forth under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

As of March 3, 2017, our capital stock was equal to R$57,614,139,847.33 divided into 15,717,615,419 issued common shares, without par value, of which 17,742,427 were treasury shares.  We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

  the right to participate in our profit distributions;

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

  the right to vote at shareholders’ meetings; and

  the right to exercise appraisal rights and withdraw from the Company in the cases provided under the Brazilian Corporation Law, as described in “—Appraisal Rights.”

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

  reducing the minimum mandatory dividend;

  merging Ambev with another company or consolidating or executing a spin-off of Ambev;

  changing our corporate purpose; and

  dissolving Ambev or ceasing its liquidation status.

Shareholders may not exercise voting rights whenever they are contributing assets in a capital increase paid in kind or with respect to the approval of their own accounts, as well as in those resolutions that may favor those shareholders specifically, or whenever there is a conflicting interest with the Company.  Mergers between affiliated parties are subject to a special statutory valuation procedure intended to determine whether the exchange ratio is adequate for all parties involved.

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

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present proof of ownership of their Company shares, including identification and/or pertinent documentation that evidences their legal representation of such shareholder.  A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be another shareholder, a company officer or a lawyer. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at general meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code.  For a publicly-held company, the attorney-in-fact may also be a financial institution.  Investment funds must be represented by their investment fund officer.

The participation and remote voting in general shareholders' meetings of publicly-held companies are regulated by CVM Rule No. 561, which aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals, as well as to enhance the corporate governance instruments available in the Brazilian market.  For this purpose, this regulation provided the following:

  the creation of a remote voting bulletin through which shareholders may exercise their right to vote prior to the date the general meeting is held;

  the possibility of inclusion of candidates and proposals of deliberation of minority shareholders in that bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

  the deadlines, procedures and ways of sending this bulletin, which may be forwarded by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit) or; (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); or (c) directly to the company.

The application of CVM Rule No. 561 became mandatory on January 1, 2017 for companies that on April 9, 2015 had at least one share class included either on the Index Brasil 100 or the IBOVESPA index of the BM&FBOVESPA, such as Ambev.

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

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of an interest payment on shareholders’ equity, calculated based on specific Ambev’s shareholders’ equity accounts multiplied by the TJLP rate.  The TJLP is the official interest rate defined by the Central Bank and used as reference in long-term loans provided by the BNDES.

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

  reduce the minimum mandatory dividend;

  merge or consolidate us with another company;

  change our corporate purpose;

  conduct a spin-off of Ambev, if the new entities resulting from the spin-off have different primary corporate purposes or a lower minimum mandatory dividend or such spin-off causes us to join a group of companies (as defined in the Brazilian Corporation Law);

  transform us into another corporate type;

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

CVM Rule No. 568/15 amended CVM Rule No. 358/02 in order to also require publicly held corporations to disclose monthly information of trades in their own securities executed by them or their affiliates.

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

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

  exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, or a 4,373 Holder, and (2) is not resident or domiciled in a tax haven jurisdiction, as defined below; or

  in all other cases, subject to income tax at a rate of up to 25%. In addition, a withholding tax  of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e., a broker) that receives the order directly from the Non-Brazilian Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

Any other gains assessed on a sale or disposition of the shares that is not carried out on a Brazilian stock exchange are subject to withholding tax at a rate of up to 25%. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a withholding tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

As of January 2017, Law No. 13,259/2016 increased the income tax rates applicable to gains realized by Brazilian resident individuals on sale or disposition of shares not carried out on a Brazilian stock exchange from a flat tax rate of 15.0% to progressive rates varying from 15% up to 22.5%. The income tax rates recognized by Brazilian individuals’ capital gains would be: (i) 15% for the part of the gain that does not exceed R$5 million, (ii) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (iii) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (iv) 22.5% for the part of the gain that exceeds R$30 million. These increased income tax rates may also affect Non-Brazilian Holders, except for 4,373 Holders that are not resident or domiciled in tax haven jurisdictions and that carry out a sale or disposition of our common shares in a stock exchange environment, including over-the-counter market, which are still exempt from income tax.

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

The “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 certificate of registration of investment will be calculated based on the foreign investment amount registered with the Central Bank and will accordingly be subject to tax at a rate of up to 25%.  There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of shares under Resolution No. 4,373 will continue in the future or that it will not be changed in the future.  Reductions in the tax rate provided for by Brazil’s tax treaties (except for the tax treaty signed between Japan and Brazil) do not apply to tax on gains realized on sales or exchanges of shares.

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

   1   The countries currently included in this list, according to Article 1 of RFB Normative Instruction No. 1,037/10 are: Andorra, Anguilla, Antigua e Barbuda, Aruba, Ascension Islands, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Brunei, Campione D’Italia, Channel Islands (Jersey, Guernsey, Alderney and Stark), Cayman Island, Curaçao, Cyprus, Singapore, the Cook Islands, Costa Rica, Djibouti, Dominica, United Arab Emirates, Gibraltar, Grenada, Hong Kong, Ireland, Kiribati, Lebanon, Libya, Liberia, Liechtenstein, Macau, Madeira Island, Maldives, Man Island, Marshall Island, Mauritius Island, Monaco, Montserrat Island, Nauru, Niue Island, Norfolk Island, Panama, Pitcairn Island, American French Polynesia, Qeshm Island, American Samoa, Western Samoa, San Marino, Saint Helena Island, Santa Lucia, Federation of Saint Christopher and Nevis, Saint Martin, Saint-Pierre e Miquelon, Saint Vincent and the Grenadines, Seychelles, Solomon Island, Swaziland, Sultanate of Oman, Tonga, Tristan da Cunha, Turks and Caicos Islands, Vanuatu and Virgin Islands. In addition, in Article 2 of RFB Normative Instruction No. 1,037/10, U.S. state LLCs held by non-residents and not subject to federal income tax in the U.S. and holding companies without substantial economic activity domiciled in Denmark and Netherlands are listed as tax privileged domiciled entities, as well as: (1) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão), (2) Holding companies domiciled in Denmark, Netherlands and Austria, which do not develop “substantial economic activities,” as defined by the single paragraph of Article 2; (3) International Trading Company (ITC) domiciled in Iceland, (4) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (5) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta, (6) Limited Liability Company (LLC) of United States of America and (7) the Holding Company, Domiciliary Company, Auxiliary Company, Mixed Company and Administrative Company domiciled in Switzerland subject to Federal, Cantonal and Municipal income tax at a combined rate lower than 20%. Netherlands was temporarily removed from the list, in 2010, and then re-included in the list, in 2015. The effects of the inclusion of the ETVE regime in the list were suspended by RFB Declaratory Act No. 22/2010, due to a review request presented by the Spanish government to Brazilian authorities.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity.  Such interest is limited to the shareholders’ equity multiplied by the TJLP, as determined by the Central Bank from time to time.

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian withholding tax at the rate of 15% or 25% if the payee is domiciled in a tax-haven jurisdiction.  In this case, of interest on shareholders’ equity, a payee’s country or location should be deemed a tax-haven jurisdiction when (a) such country or location does not tax income, (b) such country or location taxes income at a rate lower than 20%, or (c) the laws of such country or location do not allow access to information related to shareholding composition, to the ownership of investments, or to the identification of the beneficial owner of earnings that are attributed to non-residents.  As explained in “—Taxation of Gains,” the RFB reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a tax-haven jurisdiction, as long as the country complies with international tax transparency standards.

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

There are discussions in Congress regarding possible changes to the tax treatment of interest on shareholders’ equity from time to time.  In particular, a recent provisional measure (Provisional Measure No. 694) that was not timely voted by Congress for conversion into definitive legislation proposed to reduce the deductibility limits of interest on shareholders’ equity and increase the withholding income tax rate on interest on shareholders’ equity paid or credited to Non-Brazilian Holders located outside a tax haven jurisdiction. There can be no assurance that another provisional measure will not be issued seeking to implement similar changes as those proposed by expired Provisional Measure No. 694.

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

Brazilian law imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency and on the conversion of foreign currency into reais.  As from October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

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

Tax Regime Created by Law No. 12,973 in 2014

Provisional Measure 627/13 was converted into Law No. 12,973, enacted on May 13, 2014, which revoked the so-called transitional tax regime (Regime Tributário de Transição - RTT) and introduced a new tax regime, in line with the current Brazilian accounting standards (IFRS).  According to Law No. 12,973, companies, such as us, that elected to be taxed under the new regime starting on January 1, 2014, as opposed to January 1, 2015, will not be subject to taxation on dividend distributions based on 2014 profits, as established by RFB Normative Instruction No. 1,397/13, as amended by RFB Normative Instruction No. 1,492/14.  Furthermore, dividends paid by us based on profits are generally not subject to withholding income tax (see “—Income Tax—Taxation of Dividends”).

United States Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations relating to the ownership, sale or disposition of our common shares or ADSs.  This summary is based on the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing final, temporary and proposed U.S. Treasury Regulations, rulings and judicial decisions, all as currently in effect and all of which are subject to prospective and retroactive changes and differing interpretations.

This summary does not purport to address all U.S. federal income tax consequences that may be relevant to a particular holder and you are urged to consult your tax advisor regarding your specific tax situation.  The summary applies only to holders who hold our common shares or ADSs as “capital assets” for U.S. federal income tax purposes (generally, property held for investment).  This summary does not address the tax consequences that may be relevant to holders subject to special treatment, including, for example:

  insurance companies;

  tax-exempt organizations;

  dealers in securities or currencies;

  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

  banks, mutual funds and other financial institutions;

  partnerships or other pass-through entities treated as such for U.S. federal income tax purposes;

  a person whose functional currency is not the U.S. dollar;

  certain former citizens or long-term residents of the United States;

  S corporations and small business investment companies;

  real estate investment trusts and regulated investment companies;

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

Further, this summary does not address the 3.8% Medicare tax on certain investment income, the alternative minimum tax consequences of holding Ambev common shares or ADSs, or the indirect consequences to holders of equity interests in entities that own such common shares or ADSs.  In addition, this summary does not address the state, local, foreign or other tax consequences, if any, of holding Ambev common shares or ADSs.

You should consult your tax advisor regarding the U.S. federal, state, local and foreign income and other tax consequences of acquiring, owning and disposing of our common shares or ADSs in your particular circumstances.

Taxation of U.S. Holders

For purposes of this summary, you are a “U.S. Holder” if you are a beneficial owner of Ambev common shares or ADSs and you are for U.S. federal income tax purposes:

  a citizen or resident of the United States;

  an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

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

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds or disposes of Ambev common shares or ADSs, the tax treatment of a partner in that partnership will generally depend upon the status of the partner and the activities of the partnership.  A partner in a partnership holding or disposing of Ambev common shares or ADSs should consult its tax advisor regarding the U.S. federal income tax consequences to it of holding or disposing of our securities.

A “Non-U.S. Holder” is a beneficial owner of our common shares or ADSs that is not a U.S. Holder and that is not an entity treated as a partnership for U.S. federal income tax purposes.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms.  In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the underlying common shares represented by those ADSs.  Accordingly, the surrender of ADSs in exchange for common shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes.  The rest of this discussion assumes that a holder of an ADS will be treated for U.S. federal income tax purposes as directly holding the underlying common shares.

Distributions on the Ambev Common Shares or ADSs

Subject to the discussion below under “—Taxation of U.S. Holders—Passive Foreign Investment Company (PFIC) Rules," the gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes, if any) with respect to our common shares or ADSs (including distributions of interest on shareholders’ equity) will generally be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is treated as paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing such U.S. Holder’s tax basis in our common shares or ADSs, as applicable.  Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held our common shares or ADSs, as applicable, for more than one year at the time of the distribution. We do not calculate our earnings and profits under U.S. federal income tax principles.  Therefore a U.S. Holder should expect that the entire amount of a distribution will generally be treated as a dividend even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Dividends received by a U.S. Holder will generally be taxed at ordinary income tax rates.  However, a non-corporate U.S. Holder will generally be taxed at the lower rate applicable to qualified dividend income, provided that (1) our common shares or ADSs are “readily tradable on an established securities market in the United States,” (2) we are not a PFIC (as discussed below) for either the taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period and other requirements are satisfied.  For purposes of clause (1) above, we expect the ADSs to be treated as readily tradable on an established securities market in the United States.  Consequently, we expect dividends paid with respect to ADSs to constitute “qualified dividend income” provided that the other requirements set forth above are satisfied.  The Ambev common shares, however, are not expected to be treated as readily tradable on an established securities market in the United States.  U.S. Holders are urged to consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to such shares.

A U.S. Holder may be entitled, subject to a number of complex rules and limitations, to claim a U.S. foreign tax credit in respect of any Brazilian withholding taxes imposed on distributions received on our common shares or ADSs.  U.S. Holders that do not elect to claim a foreign tax credit may instead be entitled to claim a deduction in respect of any such withholdings.  Dividends received with respect to our common shares or ADSs will generally be treated as foreign-source income and will generally constitute “passive income” for U.S. foreign tax credit limitation purposes.  The rules relating to the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Dividends received by a U.S. Holder generally will not be eligible for the dividends received deduction available to certain corporate U.S. Holders.

For U.S. federal income tax purposes, the amount of any cash distribution paid in Brazilian currency will equal the U.S. dollar value of the distribution, calculated by reference to the exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of Ambev common shares held directly by such U.S. Holder), regardless of whether the payment is in fact converted to U.S. dollars at that time.  A U.S. Holder should not recognize any foreign currency gain or loss if such Brazilian currency is converted into U.S. dollars on the date received.  If the Brazilian currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the Brazilian currency.  Such foreign currency gain or loss, if any, will generally be U.S.-source ordinary income or loss.

Sale, Exchange or Other Taxable Disposition of Ambev Common Shares or ADSs

Subject to the discussion below under “—Taxation of U.S. Holders—Passive Foreign Investment Company (PFIC) Rules," a U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs, measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in those common shares or ADSs.  If Brazilian tax is withheld on the sale or disposition, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  Any gain or loss will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of an Ambev common share or ADS, will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of an Ambev common share that is subject to Brazilian tax imposed on the gain, or in the case of a deposit of Ambev common shares in exchange for an Ambev ADS that is not registered pursuant to Resolution No. 4,373 on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Income Tax—Taxation of Gains”), as the case may be, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax, unless the U.S. Holder can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category.  Alternatively, a U.S. Holder may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.  Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of our common shares or ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.  The rules relating to the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

Passive Foreign Investment Company (PFIC) Rules

Special U.S. federal income tax rules apply to U.S. Holders owning shares of a PFIC.  In general, a foreign corporation is a PFIC if, for any taxable year in which the U.S. Holder holds stock in the foreign corporation, at least 75% of such corporation’s gross income is passive income or at least 50% of the value of such corporation’s assets (determined on the basis of a quarterly average) produce passive income or are held for the production of passive income.  The determination of whether our common shares or ADSs constitute shares of a PFIC is a factual determination made annually and thus may be subject to change.  Subject to certain exceptions, once a U.S. Holder’s Ambev common shares or ADSs, as applicable, are treated as shares in a PFIC, they remain shares in a PFIC.  In addition, dividends received by a U.S. Holder from a PFIC will not constitute qualified dividend income.

If we are treated as a PFIC, a U.S. Holder would generally be subject to special rules with respect to (a) any gain realized on the sale or other disposition of Ambev common shares or ADSs and (b) any “excess distribution” by us to the U.S. Holder (generally, the part of the distribution during a taxable year that exceeds 125% of the average annual distributions the U.S. Holder received on those common shares or ADSs during the preceding three taxable years or, if shorter, the U.S. Holder’s holding period for such common shares or ADSs).  In addition, if we are classified as a PFIC for any taxable year during which a U.S. Holder owns our common shares or ADSs and any of our non-U.S. subsidiaries is also a PFIC, such U.S. Holder would be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2016 and do not anticipate becoming a PFIC in the foreseeable future.  However, we cannot assure you that we will not be considered a PFIC in current or future years.  The determination as to whether or not we are a PFIC is a factual determination and cannot be made until the close of the applicable tax year.  If we are currently a PFIC or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

If we are treated as a PFIC, certain elections may be available to mitigate the adverse U.S. federal income tax consequences of owning stock in a PFIC.  In particular, a U.S. Holder may elect mark-to-market treatment for its common shares or ADSs, provided those common shares or ADSs constitute “marketable stock” as defined in U.S. Treasury Regulations.  In addition, certain information reporting rules may apply if we are treated as a PFIC, such as the requirement to file IRS Form 8621 regarding distributions received on the common shares or ADSs and any gain realized on the disposition of the common shares or ADSs.  U.S. Holders are urged to consult their tax advisors regarding the application of the PFIC rules to an investment in our common shares or ADSs.

Reporting Obligations for Certain U.S. Holders

Certain U.S. Holders that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file IRS Form 8938 with their federal income tax return.  Such Form requires disclosure of information concerning such foreign assets, including the value of the assets.  Failure to file the form when required is subject to penalties.  An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution.  U.S. Holders are encouraged to consult their tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares or ADSs.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE.  ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF PURCHASING, HOLDING AND DISPOSING OF AMBEV COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

E.            Dividends and Paying Agents

Not applicable.

F.            Statement by Experts

Not applicable.

G.            Where You Can Find More Information (Documents on Display)

We are subject to the informational reporting requirements of the Exchange Act, and file with or furnish to the SEC, as applicable, the following documents that apply to foreign private issuers:

  annual reports on Form 20-F;

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

You may obtain additional information about us on our website at www.ri.ambev.com.br.  The information contained therein is not part of this annual report.

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

In order to minimize the credit risk of its investments, we have cash allocation and investment policies, taking into consideration financial institution credit limits and ratings, not allowing credit concentration. Thus, the credit risk is monitored and minimized because the negotiations are carried out only with a select group of highly qualified counterparties. The definition of financial institutions authorized to operate as a counterparty for us is described in our policy, which establishes maximum exposure limits for each counterparty based on each counterparty’s risk rating and capitalization.

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

The risk management department is responsible for reviewing and following up with management the risk factors and related mitigating initiatives consistent with our corporate strategy. Market risks, such as exposure in foreign currency, interest rates, commodity prices, liquidity and credit risk arise during the normal course of our business. We analyze each of these risks both individually and on an interconnected basis, defining strategies for managing the economic impact on its performance in line with our financial risk management policy.

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

As of December 31, 2016, our derivative activities consisted of sugar, wheat, aluminum, heating oil, natural gas, corn and resin derivatives.  The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2016.  The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2016
Derivatives Instruments	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	162.7	116.3	-	-	-	-	279.0	52.6
Average Price (R$/ton)	981.1	1,476.8	-	-	-	-	1,140.6
Wheat Derivatives:
Notional Amount	82.6	-	-	-	-	-	82.6	(5.4)
Average Price (R$/ton)	523.0	-	-	-	-	-	523.0
Aluminum Derivatives:
Notional Amount	825.6	-	-	-	-	-	825.6	54.0
Average Price (R$/ton)	4,798.4	-	-	-	-	-	4,798.4
Heating Oil Derivatives:
Notional Amount	41.1	-	-	-	-	-	41.1	10.4
Average Price (R$/gallon)	7.9	-	-	-	-	-	7.9
Natural Gas:
Notional Amount	5.1	-	-	-	-	-	5.1	0.3
Average Price (R$/GJ)	8.8	-	-	-	-	-	8.8
Corn Derivatives:
Notional Amount	45.5	-	-	-	-	-	45.5	(6.7)
Average Price (R$/ton)	544.9	-	-	-	-	-	544.9
Resin Derivatives:
Notional Amount	280.4	-	-	-	-	-	280.4	(12.4)
Average Price (R$/ton)	3,194.7	-	-	-	-	-	3,194.7

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

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2016.  The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2016
Debt Instrument	2017	2018	2019	2020	2021	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	22.7	-	-	-	-	-	22.7
UMBNDES + Average Pay Rate	1.7%	-	-	-	-	-	1.7%
International Debt:
Other Latin America Currency Floating Rate	-	-	-	4.9	-	-	4.9
Average Pay Rate	-	-	-	2.66%	-	-	2.66%
Other Latin America Currency Fixed Rate	114.0	193.7	-	-	-	39.3	347.0
Average Pay Rate	9.4%	9.5%	-	-	-	4.3%	8.9%
US$ Fixed Rate	-	-	11.5	-	-	-	11.5
Average Pay Rate	-	-	6.0%	-	-	-	6.0%
US$ Floating Rate	1,508.7	329.3	22.1	-	-	-	1,860.1
Average Pay Rate	1.3%	2.2%	1.5%	-	-	-	1.5%
CAD Floating Rate	1,259.1	-	-	-	-	-	1,259.1
Average Pay Rate	1.6%	-	-	-	-	-	1.6%
Reais Denominated Debt Floating Rate – TJLP:
Notional Amount	216.2	163.2	73.7	9.0	9.9	142.8	614.8
TJLP + Average Pay Rate	9.5%	9.3%	8.6%	-	-	-	6.8%
Reais Debt - ICMS Fixed Rate:
Notional Amount	33.6	112.1	35.0	32.1	35.5	129.8	378.2
Average Pay Rate	6.4%	2.6%	6.1%	4.2%	3.5%	4.5%	4.1%
Reais Debt - Fixed Rate:
Notional Amount	476.3	134.3	97.6	27.0	124.2	38.8	898.1
Average Pay Rate	9.0%	5.9%	6.0%	4.5%	12.5%	3.7%	8.3%
Total Debt	3,630.6	932.5	239.9	73.0	169.6	350.7	5,396.3

	Maturity Schedule of Cash Instruments as of December 31, 2016
Cash Instrument	2017	2018	2019	2020	2021	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	1,439.4						1,439.4
Average Interest Rate	0.5%						0.5%
Reais-Denominated Cash and Cash Equivalents:
Notional	2,675.4						2,675.4
Average Interest Rate	9.8%						9.8%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	776.8						776.8
Average Pay Rate	0.8%						0.8%
Other Latin American Currency investments:
Notional Amount	2,985.3						2,985.3
Total	7,876.8						7,876.8

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2016
Derivatives Instrument(1)	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DI Futures:
Notional Amount	-	-	(150.0)	(250.0)	-	-	(400.0)	(0.1)
Average Interest Rate	-	-	11.2%	11.2%	-	-	11.2%
FIXED x CDIIRS(2):
Notional Amount	300.0	-	-	-	110.0	-	410.0	7.1
Average Interest Rate	13.6%	-	-	-	13.6%	-	13.6%
FIXED x TJLP:
Notional Amount	-	-	-	-	-	97.4	97.4	0.0
Average Interest Rate	-	-	-	-	-	7.5%	7.5%
FIXED x TR:
Notional Amount	-	-	-	-	-	166.4	166.4	(4.0)
Average Interest Rate	-	-	-	-	-	0.2%	0.2%

(1)   Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)   Interest rate swap.

Part of the floating rate debt accrues interest at TJLP.  During the period set forth below the TJLP was:

	2016	2015	2014
4th Quarter	7.50	7.00	5.00
3rd Quarter	7.50	6.50	5.00
2nd Quarter	7.50	6.00	5.00
1st Quarter	7.50	5.50	5.00

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2014, until December 31, 2016, the U.S. dollar appreciated 39.1% against the real, and, as of December 31, 2016, the commercial market rate for purchasing U.S. dollars was R$3.259 per US$1.00.  The U.S. dollar appreciated against the real by 13.4% in 2014 and 47.0% in 2015.  In 2016, the U.S. dollar depreciated 16.5% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2016, included debt of R$3,505.1 million.

As of December 31, 2016, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2016.  The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2016
Derivatives Instruments(1)	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	1,945.7	-	-	-	-	-	1,945.7	(12.8)
Average Unit Price	3.3	-	-	-	-	-	3.3	-
BM&F Euro Futures:
Notional Amount	41.2	-	-	-	-	-	41.2	(0.1)
Average Unit Price	3.5	-	-	-	-	-	3.5	-
NDF US$ x R$:
Notional Amount	3,298.2	-	-	-	-	-	3,298.2	(458.6)
Average Unit Price	3.6	-	-	-	-	-	3.6	-
FDF C$ x US$:
Notional Amount	888.1	-	-	-	-	-	888.1	23.9
Average Unit Price	1.3	-	-	-	-	-	1.3	-
NDF C$ x INR:
Notional Amount	12.8	-	-	-	-	-	12.8	0.8
Average Unit Price	0.0	-	-	-	-	-	0.0	-
FDF C$ x EUR:
Notional Amount	135.2	-	-	-	-	-	135.2	(4.7)
Average Unit Price	1.5	-	-	-	-	-	1.5	-
NDF MXN x R$:
Notional Amount	36.1	-	-	-	-	-	36.1	(4.9)
Average Unit Price	0.2	-	-	-	-	-	0.2	-
NDF ARS x US$:
Notional Amount	446.2	-	-	-	-	-	446.2	(5.7)
Average Unit Price	16.5	-	-	-	-	-	16.5	-
NDF CLP x US$:
Notional Amount	553.6	-	-	-	-	-	553.6	(14.0)
Average Unit Price	691.6	-	-	-	-	-	691.6	-
NDF UYU x US$:
Notional Amount	126.5	-	-	-	-	-	126.5	(8.8)
Average Unit Price	33.3	-	-	-	-	-	33.3	-

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2016
Derivatives Instruments(1)	2017	2018	2019	2020	2021	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
NDF BOB x US$:
Notional Amount	187.1	-	-	-	-	-	187.1	(2.8)
Average Unit Price	7.1	-	-	-	-	-	7.1	-
NDF PYG x US$:
Notional Amount	376.9	-	-	-	-	-	376.9	(18.5)
Average Unit Price	6,078.8	-	-	-	-	-	6,078.8	-
NDF PYG x R$:
Notional Amount	3.4	-	-	-	-	-	3.4	0.2
Average Unit Price	1,617.4	-	-	-	-	-	1,617.4	-
NDF EUR x R$:
Notional Amount	-	-	-	-	-	-	-	(70.1)
Average Unit Price	-	-	-	-	-	-	-	-
NDF MXN x US$:
Notional Amount	183.2	-	-	-	-	-	183.2	(4.1)
Average Unit Price	0.1	-	-	-	-	-	0.1	-
NDF MXN x CLP:
Notional Amount	139.9	-	-	-	-	-	139.9	(16.1)
Average Unit Price	34.7	-	-	-	-	-	34.7	-

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

US$0.02 (or less) per ADS	any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders.
US$0.02 (or less) per ADSs per calendar year	depositary services.
Registration or transfer fees	transfer and registration of shares on Ambev’s share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary	cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and converting foreign currency to U.S. dollars.

Taxes and other governmental charges the Depositary or the Custodian may have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes or stamp duty (which currently are inapplicable in Brazil) or withholding taxes as necessary.
Any charges incurred by the Depositary or its agents for servicing the deposited securities	as necessary.

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

The Depositary has made payments to us in the amount of US$2.9 million during 2016.  These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2016, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.

As a result of the material weakness related to controls over the accounting and presentation of complex, non-routine transactions detailed below, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that, as of December 31, 2016, the disclosure controls and procedures were not effective at the reasonable assurance level and, accordingly, are not (1) effective in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements.  Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The effectiveness of our internal control over financial reporting as of December 31, 2016, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.

Based on the assessment performed by our management, as of December 31, 2016, our management has identified a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

The material weakness in internal control over financial reporting that our management identified relates to our management’s review controls and other controls over the accounting and presentation of complex, non-routine transactions that were not adequately designed and documented. In 2016, the complex, non-routine transaction that exposed the material weakness was a stock swap recorded in the last quarter of 2016 as a result of the agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI agreed to transfer SABMiller’s Panamanian business to us. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.” Specifically, our management identified that our controls lacked sufficient specificity and a formal plan detailing the extent of procedures to be performed to ensure sufficient consideration of the evaluation of all relevant accounting standards and practices and to address the completeness and accuracy of key assumptions and other data used in the analysis of the transactions important to the underlying accounting and presentation.The material weakness described above did not result in misstatements to our consolidated financial statements and, accordingly, no adjustments are required to our financial statements as a result of such weakness. However, these deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Remediation Plan for the Material Weakness

Our management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness identified specifically relating to the accounting and presentation of complex, non-routine transactions. Our management will undertake the following changes to remediate the material weakness described above:

-          strengthen the detailed framework for the treatment of such complex non-routine transaction;

-          formalize all the required steps to be taken in connection with the analysis of the applicable accounting practices for such transactions; and

-          formalize the other procedures to be undertaken when reviewing the key assumptions and other data relating to complex, non-routine that may impact the accounting record of such transactions.

Our management believes that these actions will remediate the material weakness in internal control over financial reporting described above and the timescale for implementing the remediation plan will be until the next management internal control over financial report, when the Company expects the design review process to be concluded.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on management’s assessment of internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F. Their report on management’s assessment of internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

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

ITEM 16A.           AUDIT COMMITTEE FINANCIAL EXPERT

We have relied on the exemption provided for under Rule 10A-3(c)(3) of the Exchange Act, pursuant to  Section 301 of the Sarbanes-Oxley Act of 2002, which enables us to have the Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law.  In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert.  Accordingly, our Fiscal Council is comprised of one “audit committee financial expert” within the meaning of this Item 16A, namely José Ronaldo Vilela Rezende, who has an extensive work-related finance background and who is “independent” as set forth in Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal years ended December 31, 2016 and 2015.  The table below sets forth the total amount we were billed by Deloitte in 2016 and 2015 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in R$ thousand)
Audit fees	4,532	7,316.1
Audit-related fees	3,512	-
Tax fees	1,103	568.9
All other fees	20	113.2
Total	9,167	7,998.2

PricewaterhouseCoopers Auditores Independentes acted as our independent auditor for the fiscal year ended December 31, 2014.  The table below sets forth the total amount we were billed by PricewaterhouseCoopers Auditores Independentes in 2014 for services performed in that year, and breaks down these amounts by category of service:

Year Ended December 31, 2014
(in R$ thousand)
Audit fees	5,952.1
Audit-related fees	-
Tax fees	645.2
All other fees	-
Total	6,597.3

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

Tax Fees

Tax fees in 2016, 2015 and 2014 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2016 and 2015 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Rua Henri Dunant, 1383, 9º andar, Chácara Flora, São Paulo, SP, Brazil.  They are members of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and their registration number is 2 SP 011.609/0-8.

Our audited consolidated financial statements as of and for the years ended December 31, 2014, 2013, 2012, 2011 and 2010 have been audited by another independent registered public accounting firm.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Fiscal Council, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c)(3).  The Fiscal Council adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list,” which is in turn approved by the Board of Directors.  Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002.  The Board of Directors and the Fiscal Council periodically receive from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized.  Any services which are not included in such require a prior favorable opinion of our Fiscal Council.  Our policy also contains a list of services which cannot be rendered by our external auditors.

ITEM 16D.           EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

NYSE corporate governance standards require that a listed company have an audit committee composed of three independent members that satisfy the independence requirements of Rule 10A-3 under the Exchange Act, with a written charter that addresses certain duties.

The Fiscal Council is a permanent body which operates independently from our management and from our registered independent public accounting firm.  Its principal function is to examine the financial statements of each fiscal year and provide a formal report to our shareholders.  We are relying on the exemption provided for in Rule 10A-3(c)(3) and believe that our reliance on this exemption will not materially affect the ability of the Fiscal Council to act independently and to satisfy the other requirements of Rule 10A-3.  In accordance with the charter of our Fiscal Council, at least one of its members has to fulfill the requirements of the Sarbanes-Oxley Act of 2002 for the purposes of qualifying as an audit committee financial expert.  Accordingly, our Fiscal Council has designated one financial expert, namely José Ronaldo Vilela Rezende.

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program,” we have purchased a number of our shares during the period covered by this annual report.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2017	36,522	17.11	Not Specified	Not Specified
January-2017	3,690,690	16.78	Not Specified	Not Specified
December-2016	170,024	16.49	Not Specified	Not Specified
November-2016	166,797	17.83	Not Specified	Not Specified
October-2016	108,375	18.71	Not Specified	Not Specified
September-2016	202,158	19.66	Not Specified	Not Specified
August-2016	351,594	19.53	Not Specified	Not Specified
July-2016	24,400	19.22	Not Specified	Not Specified
June-2016	180,981	18.77	Not Specified	Not Specified
May-2016	985,389	18.88	Not Specified	Not Specified
April-2016	369,266	18.80	Not Specified	Not Specified
March-2016	231,646	18.70	Not Specified	Not Specified
February-2016	76,999	17.69	Not Specified	Not Specified
January-2016	329,219	17.28	Not Specified	Not Specified
December-2015	263,393	18.52	Not Specified	Not Specified
November-2015	497,438	18.67	Not Specified	Not Specified
October-2015	347,578	19.79	Not Specified	Not Specified
September-2015	3,338,663	19.04	Not Specified	Not Specified
August-2015	7,889,279	19.16	Not Specified	Not Specified
July-2015	8,981,400	19.23	Not Specified	Not Specified
June-2015	9,885,614	18.65	Not Specified	Not Specified
May-2015	7,976,601	19.04	Not Specified	Not Specified
April-2015	5,457,010	19.16	Not Specified	Not Specified
March-2015	3,520,223	18.31	Not Specified	Not Specified
February-2015	756,819	18.18	Not Specified	Not Specified
January-2015	35,919	16.48	Not Specified	Not Specified
December-2014	616,348	15.38	Not Specified	Not Specified
November-2014	124,674	16.73	Not Specified	Not Specified
October-2014	7,301,666	15.76	Not Specified	Not Specified
September-2014	1,541,686	15.88	Not Specified	Not Specified
August-2014	538,198	16.46	Not Specified	Not Specified
July-2014	63,729	16.47	Not Specified	Not Specified

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
June-2014	244,181	15.67	Not Specified	Not Specified
May-2014	634,029	16.67	Not Specified	Not Specified
April-2014	346,665	17.20	Not Specified	Not Specified
March-2014	154,648	16.73	Not Specified	Not Specified
January-2014	64,540	12.66	Not Specified	Not Specified

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

2.6

Indenture, date September 9, 2015, as amended, between Ambev S.A. and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as Trustee, relating to the R$1,000,000,000 14.476% Non-Convertible Debentures of Ambev S.A. due 2021.

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
11.2

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014 and on March 28, 2016 (English-language translation) (incorporated by reference).

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

Date: March 22, 2017.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Ambev S.A. and Subsidiaries
Sao Paulo, Brazil

We have audited the accompanying consolidated balance sheets of Ambev S.A. and subsidiaries (the "Company") as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Ambev S.A. and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for the years then ended in conformity with International Financial Reporting Standards – IFRS, as issued by the International Accounting Standards Board – IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 22, 2017 expressed an adverse opinion on the Company's internal control over financial reporting due to a material weakness.

/s/
DELOITTE TOUCHE TOHMATSU
Auditores Independentes

Sao Paulo, Brazil
March 22, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Ambev S.A. and Subsidiaries

Sao Paulo, Brazil

We have audited internal control over financial reporting of Ambev S.A. and subsidiaries (the "Company") as of December 31, 2016, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management´s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management’s assessment:  the Company´s management review controls and other controls over the accounting and presentation of complex, non-routine transactions were not adequately designed and documented.  Specifically, the Company´s controls lacked specificity regarding the degree and extent of procedures that should be performed by key accounting and finance personnel to ensure sufficient consideration and evaluation of all relevant accounting standards and practices and to address the completeness and accuracy of key assumptions and other data used in the analysis of the transactions important to the underlying accounting and presentation. These deficiencies did not result in misstatements to the Company´s consolidated financial statements.  However, these deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.  This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and this report does not affect our report on such financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We do not express an opinion or any other form of assurance on management's statements regarding Remediation Plan for the Material Weakness as described in Management’s Annual Report on Internal Control over Financial Reporting.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended December 31, 2016, of the Company and our report dated March 22, 2017 expressed an unqualified opinion on those financial statements.

/s/
DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

March 22, 2017

Report of Independent Registered

Public Accounting Firm

To the Board of Directors and Shareholders of

Ambev S.A.

In our opinion, the consolidated income statement, statement of comprehensive income, statement of changes in equity and cash flow statements for the year ended December 31, 2014 present fairly, in all material respects, the results of operations and cash flows of Ambev S.A. and its subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.  We conducted our audit of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

\s\

PricewaterhouseCoopers

Auditores Independentes

São Paulo - Brazil

March 24, 2015

AMBEV S.A. FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2016, 2015 and 2014

(Expressed in millions of Brazilian Reais)

	Note	2016	2015	2014

Net sales	6	45,602.6	46,720.2	38,079.8
Cost of sales		(16,678.0)	(16,061.4)	(12,814.6)
Gross profit		28,924.6	30,658.8	25,265.2

Distribution expenses		(6,085.5)	(5,833.2)	(4,847.3)
Commercial expenses		(5,925.0)	(5,344.7)	(4,311.5)
Administrative expenses		(2,166.1)	(2,281.3)	(1,820.0)
Other operating income/(expenses), net	7	1,223.1	1,936.1	1,629.2
Exceptional items	8	1,134.3	(357.2)	(89.0)
Income from operations		17,105.4	18,778.5	15,826.6

Finance cost	11	(4,597.9)	(3,562.4)	(2,648.6)
Finance income	11	895.9	1,294.2	1,173.2
Net finance cost		(3,702.0)	(2,268.2)	(1,475.4)

Share of results of associates		(5.0)	3.1	17.4
Income before income tax		13,398.4	16,513.4	14,368.6

Income tax expense	12	(315.0)	(3,634.2)	(2,006.6)
Net income		13,083.4	12,879.2	12,362.0

Attributable to:
Equity holders of Ambev		12,546.6	12,423.8	12,065.5
Non-controlling interests		536.8	455.4	296.5

Basic earnings per share – common - R$	21	0.80	0.79	0.77
Diluted earnings per share – common - R$	21	0.79	0.79	0.76

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2016, 2015 and 2014

(Expressed in millions of Brazilian Reais)

	2016	2015	2014

Net income	13,083.4	12,879.2	12,362.0

Items that will not be reclassified to profit or loss:
Full recognition of actuarial gains	(129.6)	(24.5)	(165.9)

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	23.3	(1,859.4)	(330.9)
Investment hedge - put option granted on subsidiary	707.8	(1,071.0)	(175.2)
Gains/losses on translation of other foreign operations	(4,858.8)	6,344.6	1,116.4
Gains/losses on translation of foreign operations	(4,127.7)	3,414.2	610.3

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	(579.3)	1,634.6	385.2
Removed from Equity (Hedge reserve) and included in profit or loss	(494.0)	(970.0)	(251.2)
Total cash flow hedge	(1,073.3)	664.6	134.0

Other comprehensive (loss)/income	(5,330.6)	4,054.3	578.4

Total comprehensive income	7,752.8	16,933.5	12,940.4

Attributable to:
Equity holders of Ambev	7,610.4	16,086.5	12,522.2
Non-controlling interest	142.4	847.0	418.2

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 17 - Deferred income tax and social contribution.

Consolidated Balance Sheets

As at December 31, 2016 and December 31, 2015

(Expressed in millions of Brazilian Reais)

Assets	Note	2016	2015

Property, plant and equipment	13	19,153.8	19,140.1
Goodwill	14	30,511.2	30,953.1
Intangible assets	15	5,245.9	5,092.2
Investments in associates		300.1	714.9
Investment securities	16	104.3	118.6
Deferred tax assets	17	2,268.2	2,749.9
Employee benefits	23	33.5	8.6
Derivative financial instruments	27	16.3	51.4
Income tax and social contributions recoverable		4.5	557.4
Other taxes receivable		343.2	335.4
Other assets		1,973.6	2,140.2
Non-current assets		59,954.6	61,861.8

Investment securities	16	282.8	215.1
Inventories	18	4,347.1	4,338.2
Trade receivable	19	4,368.1	4,165.7
Derivative financial instruments	27	196.6	1,512.4
Income tax and social contributions recoverable		4,693.7	2,398.6
Other taxes recoverable		729.6	796.3
Cash and cash equivalents	20	7,876.8	13,620.2
Other assets		1,392.1	1,268.0
Current assets		23,886.8	28,314.5

Total assets		83,841.4	90,176.3

Consolidated Balance Sheets (continued)

As at December 31, 2016 and December 31, 2015

(Expressed in millions of Brazilian Reais)

Equity and liabilities	Note	2016	2015

Equity	21
Issued capital		57,614.1	57,614.1
Reserves		64,230.0	62,574.8
Carrying value adjustments		(77,019.1)	(71,857.0)
Equity attributable to equity holders of Ambev		44,825.0	48,331.9
Non-controlling interests		1,826.3	2,001.8
Total Equity		46,651.3	50,333.7

Interest-bearing loans and borrowings	22	1,765.7	2,316.9
Employee benefits	23	2,137.7	2,221.9
Derivative financial instruments	27	27.0	145.1
Deferred tax liabilities	17	2,329.7	2,473.6
Taxes and contributions payable		681.4	910.0
Trade payables	25	237.8	110.1
Provisions	26	765.4	499.5
Put option granted on subsidiary and other liabilities		471.8	1,023.6
Non-current liabilities		8,416.5	9,700.7

Bank overdrafts	20	-	2.5
Interest-bearing loans and borrowings	22	3,630.6	1,282.6
Wages and salaries		686.6	915.6
Dividends and interest on shareholder´s equity payable		1,714.4	598.6
Derivative financial instruments	27	686.4	4,673.0
Income tax and social contribution payable		904.2	1,245.3
Taxes and contributions payable		3,378.2	3,096.8
Trade payables	25	10,868.8	11,833.7
Provisions	26	168.6	123.1
Put option granted on subsidiary and other liabilities		6,735.8	6,370.7
Current liabilities		28,773.6	30,141.9

Total liabilities		37,190.1	39,842.6

Total equity and liabilities		83,841.4	90,176.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2016	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

Net Income	-	-	-	12,546.6	-	12,546.6	536.8	13,083.4

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(3,728.8)	(3,728.8)	(398.9)	(4,127.7)
Cash flow hedges	-	-	-	-	(1,076.7)	(1,076.7)	3.4	(1,073.3)
Actuarial gain/(losses)	-	-	-	-	(130.7)	(130.7)	1.1	(129.6)
Total comprehensive income	-	-	-	12,546.6	(4,936.2)	7,610.4	142.4	7,752.8
Put option granted on subsidiary	-	-	-	-	(144.1)	(144.1)	-	(144.1)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2.8)	(2.8)	37.6	34.8
Transaction of stock exchange	-	-	-	-	(3.1)	(3.1)	-	(3.1)
Dividends distributed	-	-	-	(5,651.8)	-	(5,651.8)	(355.5)	(6,007.3)
Interest on shareholder´s equity	-	-	(2,039.2)	(3,454.2)	-	(5,493.4)	-	(5,493.4)
Acquired shares and result on treasury shares	-	94.8	-	-	-	94.8	-	94.8
Share-based payment	-	61.5	-	-	-	61.5	-	61.5
Prescribed dividends	-	-	-	21.6	-	21.6	-	21.6
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:
Fiscal incentive reserve	-	-	1,819.5	(1,819.5)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	-	-	-	-	-	-
Investments reserve	-	-	1,718.6	(1,718.6)	-	-	-	-
At December 31, 2016	57,614.1	54,529.9	9,700.1	-	(77,019.1)	44,825.0	1,826.3	46,651.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2015	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

Net Income	-	-	-	12,423.8	-	12,423.8	455.3	12,879.1

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	3,018.9	3,018.9	395.3	3,414.2
Cash flow hedges	-	-	-	-	666.2	666.2	(1.5)	664.7
Actuarial gain/(losses)	-	-	-	-	(22.4)	(22.4)	(2.1)	(24.5)
Total comprehensive income	-	-	-	12,423.8	3,662.7	16,086.5	847.0	16,933.5
Capital increase	31.7	(22.6)	-	-	-	9.1	-	9.1
Put option of a subsidiary interest	-	-	-	-	(189.4)	(189.4)	-	(189.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	13.5	13.5	(7.9)	5.6
Dividends distributed	-	-	-	(2,352.4)	-	(2,352.4)	(260.4)	(2,612.8)
Interest on shareholder´s equity	-	-	(1,979.8)	(4,866.3)	-	(6,846.1)	-	(6,846.1)
Acquired shares and result on treasury shares	-	(817.0)	-	-	-	(817.0)	-	(817.0)
Share-based payment	-	189.9	-	-	-	189.9	-	189.9
Prescribed dividends	-	-	-	16.2	-	16.2	-	16.2
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:
Fiscal incentive reserve	-	-	1,143.6	(1,143.6)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	2,039.2	(2,039.2)	-	-	-	-
Investment reserve	-	-	2,114.4	(2,114.4)	-	-	-	-
At December 31, 2015	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2014	57,000.8	55,362.4	5,857.8	-	(75,228.6)	42,992.4	1,232.2	44,224.6

Net Income	-	-	-	12,065.5	-	12,065.5	296.5	12,362.0

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	488.7	488.7	121.6	610.3
Cash flow hedges - gains / (losses)	-	-	-	-	133.6	133.6	0.3	133.9
Actuarial gain / (losses)	-	-	-	-	(165.6)	(165.6)	(0.2)	(165.8)
Total comprehensive income	-	-	-	12,065.5	456.7	12,522.2	418.2	12,940.4
Prior year adjustment (i)	-	-	-	(24.1)	89.4	65.3	-	65.3
Capital increase	581.6	(423.9)	-	-	-	157.7	-	157.7
Expenses on issue of shares	-	(0.9)	-	-	-	(0.9)	-	(0.9)
Amount paid ABI - Bucanero	-	-	-	-	(505.3)	(505.3)	-	(505.3)
Gains/(losses) of controlling interest´s share	-	-	-	-	(4.2)	(4.2)	(7.4)	(11.6)
Dividends distributed	-	-	(1,591.2)	(5,492.2)	-	(7,083.4)	(219.9)	(7,303.3)
Interest on shareholder´s equity	-	-	(2,412.2)	(1,569.2)	-	(3,981.4)	-	(3,981.4)
Accrued interest on shareholder´s equity to distribute	-	-	-	(2,042.6)	-	(2,042.6)	-	(2,042.6)
Share-based payment	-	154.3	-	-	-	154.3	-	154.3
Acquired shares and result on treasury shares	-	(68.6)	-	-	-	(68.6)	-	(68.6)
Prescribed dividends	-	-	-	16.1	-	16.1	-	16.1
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Reserves destination:
Fiscal incentive reserve	-	-	1,022.7	(1,022.7)	-	-	-	-
Additional Interest on shareholder´s equity	-	-	1,508.4	(1,508.4)	-	-	-	-
Investment reserve	-	-	498.3	(498.3)	-	-	-	-
At December 31, 2014	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

(i) In order to consolidate its distributors, subsidiaries in Canada, the Company used to adopt the proportional consolidation method. Aligned with IFRS 11(R), the Company has adopted the Equity Method.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2016, 2015 and 2014

(Expressed in millions of Brazilian Reais)

	Note	2016	2015	2014

Net income		13,083.4	12,879.2	12,362.0
Depreciation, amortization and impairment		3,512.0	3,074.6	2,392.5
Impairment losses on receivables and inventories		196.5	97.7	99.6
Additions in provisions and employee benefits		347.1	483.1	169.1
Net finance cost	11	3,702.0	2,268.2	1,475.4
Losses/(gain) on sale of property, plant and equipment and intangible assets		(70.9)	(27.9)	(33.9)
Losses/(gain) on sale of operations in subsidiaries		-	(25.1)	-
Gains on stock exchange		(1,240.0)	-	-
Equity-settled share-based payment expense	24	170.3	197.1	161.1
Income tax expense	12	315.0	3,634.2	2,006.6
Share of result of associates		5.0	(3.1)	(17.4)
Other non-cash items included in the profit		(737.4)	(1,305.7)	(320.1)
Cash flow from operating activities before changes in working capital and use of provisions		19,283.0	21,272.3	18,294.9

(Increase)/decrease in trade and other receivables		(578.4)	(380.8)	(502.6)
(Increase)/decrease in inventories		(437.1)	(681.5)	(589.0)
Increase/(decrease) in trade and other payables		(565.1)	5,083.2	1,577.4
Cash generated from operations		17,702.4	25,293.2	18,780.7

Interest paid		(724.9)	(257.3)	(699.6)
Interest received		597.7	656.2	349.4
Dividends received		111.0	14.8	21.0
Income tax paid		(5,341.8)	(2,126.1)	(2,555.8)
Cash flow from operating activities		12,344.4	23,580.8	15,895.7

Proceeds from sale of property, plant and equipment and intangible assets		133.6	99.8	152.0
Proceeds from sale of subsidiaries operations		-	94.3	-
Acquisition of property, plant and equipment and intangible assets		(4,132.7)	(5,261.2)	(4,493.1)
Acquisition of subsidiaries, net of cash acquired		(1,824.2)	(1,212.2)	(10.7)
Acquisition of other investments		(37.6)	(123.5)	-
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(37.1)	403.8	(445.7)
Net proceeds/(acquisition) of other assets		-	2.0	29.5
Cash flow from investing activities		(5,898.0)	(5,997.0)	(4,768.0)

Capital increase		-	9.9	157.6
Proceeds/(repurchase) of treasury shares		0.4	(824.2)	(74.2)
Proceeds from borrowings		3,792.0	4,964.6	1,005.2
Repayment of borrowings		(1,896.2)	(5,653.0)	(1,790.3)
Cash net of finance costs other than interests		(3,207.8)	(2,326.9)	(380.9)
Payment of finance lease liabilities		(2.9)	(8.1)	(1.6)
Dividends and Interest on shareholder´s equity paid		(10,330.6)	(11,490.2)	(12,059.6)
Cash flow from financing activities		(11,645.1)	(15,327.9)	(13,143.8)

Net increase/(decrease) in cash and cash equivalents		(5,198.7)	2,256.0	(2,016.1)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		13,617.7	9,623.0	11,538.2
Effect of exchange rate fluctuations		(542.2)	1,738.7	100.9
Cash and cash equivalents less bank overdrafts at end of year (i)		7,876.8	13,617.7	9,623.0

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Segment reporting
6.	Net sales
7.	Other operating income/(expenses)
8.	Exceptional items
9.	Payroll and related benefits
10.	Additional information on operating expenses by nature
11.	Finance cost and income
12.	Income tax and social contribution
13.	Property, plant and equipment
14.	Goodwill
15.	Intangible assets
16.	Investment securities
17.	Deferred income tax and social contribution
18.	Inventories
19.	Trade receivables
20.	Cash and cash equivalents
21.	Changes in equity
22.	Interest-bearing loans and borrowings
23.	Employee benefits
24.	Share-based payments
25.	Trade payables
26.	Provisions
27.	Financial instruments and risks
28.	Operating leases
29.	Collateral and contractual commitments with suppliers, advances from customers and other
30.	Contingencies
31.	Acquisition and disposals of subsidiaries
32.	Non - cash items
33.	Related parties
34.	Group companies
35.	Insurance

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev S.A.”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general.

The Company’s shares and ADRs (American Depositary Receipts) are listed on the Stock Exchange and Mercantile & Futures Exchange (BM&FBOVESPA S.A.) as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The financial statements were approved by the Board of Directors on February 21st, 2017.

(b)   Major corporate events in 2014, 2015 and 2016:

In December 2016, we acquired Cachoeira de Macacu Bebidas Ltda. from Brasil Kirin Indústria de Bebidas Ltda., a company that owns an operating industrial plant for the production and packaging of beer and non-alcohol  beverages  in the State of Rio de Janeiro for R$478.6.

On May 12, 2016, Ambev and its controlling shareholder, AB InBev, entered into an agreement for the exchange of shareholdings (“Swap”). The execution of the Swap was conditional on the implementation of the merger of the activities of AB InBev and SABMiller Plc (“SABMiller”), which occurred on October 10, 2016. Subsequently, on December 31, 2016, after the implementation of certain preparatory corporate acts, the Swap was effected. Based on the agreement described above, Ambev transferred to AB InBev the equity interest in Keystone Global Corporation - KGC, which held shares in companies domiciled in Colombia, Peru and Ecuador. On the other hand, AB InBev transferred to Ambev its interest in Cerveceria Nacional S. de R.L., a subsidiary domiciled in Panama, which had previously been acquired as a third party.

For Ambev, the incorporation of the Panama operation into its structure represents an already established cash-generating unit with potential synergies with the Company’s other operations in Central America. On the other hand, AB InBev was market leader, from the unification of activities with SABMiller, in the countries provided by Ambev (Colombia, Peru and Ecuador).

The value attributed to the transaction is based on a fairness opinion prepared by a specialized company and duly approved by the Board of Directors of Ambev, with abstention from the vote of the directors appointed by AB InBev.

Regarding the accounting aspects of the transaction, we point out that:

Historically, the exchange contract, although it has a substitutive character, resembles a complex contract, operating “at the same time two real sales, serving things exchanged of price and reciprocal compensation”, in the traditional definition contained in the Brazilian Commercial Code (at this point no longer in force as positive law, but valid as conceptual reference of the institute).

Transactions for the exchange of interests between companies under common control have not yet been specifically addressed by the accounting practices adopted by the international financial reporting standards (“IFRS”). Accordingly, pursuant to paragraph 11 of IAS 8, the Company considered the applicability of the requirements and the guidance of Pronouncements, Interpretations and Guidelines that deal with similar and related matters.

In a swap between the subsidiary and the parent company, the gain realized by the subsidiary on the “sale” made to the parent company (decomposing the exchange, as was done by the Commercial Code, into two sale operations), must be carried over to the subsidiary’s results, if the book value of the good given in exchange is different from the value of the good received in exchange, if recognized at fair value, in accordance with the applicable accounting principles.

Swap transactions are treated specific by IAS due to the absence of guidance in IFRS for swap exchanges by IFRS, the company applied such concepts analogously. According to IAS 16, a fixed assets can be acquired through a exchange for non-monetary asset, or a aggregate of monetary and non-monetary assets. The assets exchanged can be of the same nature or of a different one. The cost of such item are measured at fair value, unless the swap operation does not have a commercial nature or the fair value of the asset received and the assets transferred cannot be measured safely. The asset acquired is measured even if the entity cannot write off immediately. If the asset acquired is not measurable at fair value, its cost is determined by book value of the asset ceded.

Considering that Cerveceria Nacional S. de R.L. was acquired by AB Inbev in a recent transaction between independent parties, the best information that reflects the fair value of this asset is the acquisition cost recorded by AB Inbev. The difference between the carrying amount of Cerveceria and the previous carrying amount of the equity interest in KGC ceded was registered as income in profit and loss. IFRIC 17 determines that the distribution of assets not as cash requires that such asset must be measured at fair value in return of a profit and loss account. Although the application is referred to the distributions that are given to the same shareholders of equity instruments, by analogy, in the absence of an accounting practice specifies for transactions under common control, the Company considered this instruction by the definition of accounting practice.

The result of the transaction above mentioned was R$1,236.8, of which R$1,240.0 was recognized in the income statement on exceptional items. The allocations and disposals are  properly presented in Note 31 – Acquisition and disposals of subsidiaries.

On April, 2016, the Company, through its wholly-owned subsidiary Labatt Breweries, in Canada, acquired the company Archibald Microbrasserie, known for its local beers and seasonal specialties. Furthermore, in Brazil, acquired 66% of the company Sucos do Bem, which has a range of juices, teas and cereal bars. The acquisition amount added was approximately R$155 million.

On January, 2016, Ambev S.A. through its wholly-owned subsidiaries, CRBS S.A. and Ambev Luxembourg, acquired companies to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

During 2015 the Company, through its subsidiaries, effected the purchase of companies Wals (“Tropical Juice”), Colorado (“Beertech Bebidas”), Bogota Beer Company (“BBC”), Cervecería BBC SAS (“Cerveceria BBC”), Mill Street Brewery (“Mill St. Brewery”) and Banks Holdings Limited (“BHL”). Along with Whirpool has initiated the setting-up of the one joint venture, named B. Blend, being the first platform beverages in capsules all-in-one of the world.

The main acquisitions and disposal details are disclosed in Note 31 - Acquisitions and disposals of subsidiaries.

On January 2, 2014, BSA Bebidas Ltda. was merged with and into Ambev Brasil Bebidas S.A. and, immediately after, the upstream mergers of Old Ambev and Ambev Brasil Bebidas S.A. with and into Ambev S.A. was approved by the shareholders of each company in Extraordinary General Meeting (EGM) held on such date. As a result, Ambev S.A. received Old Ambev and Ambev Brasil Bebidas S.A.’s assets, rights and liabilities for their carryng amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

On October 1, 2014, Londrina Bebidas Ltda. (“Londrina Beverages”) was merged with and into Ambev S.A in Extraordinary General Meeting (“EGM”) held on such date.

As a result, the Company. received Londrina Beverages’s assets, rights and liabilities for their carryng amounts. Such companies were extinguished, had their shares cancelled, and Ambev S.A. became their successor, according to the law.

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

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were effective as of December 31, 2016.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of December 31, 2016 in relation to those presented in the financial statements for the year ended December 31, 2015 and 2014.

(a)   Basis of preparation and measurement

The financial statements are presented in million of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest million indicated. The measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. There were no early adoption of standards and amendments to standards however the Company is in the evaluation phase of the revised standards and does not expect significant impacts.

IFRS 9 Financial Instruments

The IFRS 9, which will replace IAS 39, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul that aligns the accounting treatment with risk management activities. IFRS 9 also reduces the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. IASB issued IFRS 9, which will be effective for annual periods beginning on or after January 1st, 2018. The early adoption is not permitted by the brazilian Accounting Pronouncements Committee.

IFRS 15 Revenue from Contracts with Customers

IFRS 15 requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the company expects to be entitled in exchange for those goods or services. The new standard will also result in enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively and improve guidance for multiple-element arrangements. IASB issued IFRS 15, which will be effective for annual periods beginning on or after January 1st, 2018. The early adoption is not permitted by the brazilian Accounting Pronouncements Committee.

IFRS 16 – Leases

The IFRS 16, which supersedes IAS 17, replaces the existing lease accounting requirements and represents a significant change in the accounting introducing the standardization of accounting recognition for the lessee and will require the recognition of the right to use and a lease liability. IASB issued IFRS 16, which will be effective for annual periods beginning on or after January 1st, 2019, with earlier adoption.

Other standards, interpretations and amendments to standards

Other new standards, amendments and interpretations mandatory to the financial statements for annual periods beginning after January 1st, 2016 were not listed above because of either their non-applicability to or their immateriality to Ambev S.A.’s consolidated financial statements.

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

Business combination between entities under common control

Business combinations between entities under common control have not been addressed by IFRS’s. The IFRS 3 is the pronouncement that shall be applied to business combinations, however it explicitly excludes business combinations between entities under common control from its scope.

Therefore, in accordance with IAS 8, Management has adopted an accounting practice which is consistent with United States Generally Accepted Accounting Principles (USGAAP) and United Kingdom Generally Accepted Accounting Principles (UKGAAP), the predecessor basis of accounting to record the carrying amount of the asset received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets or a swap of shares between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value at the transfer date. If the book value of assets and liabilities transferred by the parent are different from the historical cost registered by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent.

Regarding transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company, i.e. - above the level of our consolidated financial statement –, the Company assess the existence of (i) conflict of interests and (ii) economic substance and purpose. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and fair impact on the amount of the distributable results to our shareholders, specially the minority shareholders. This policy also includes assets acquired through the swap of non-cash assets, or swap with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless (i) the swap transaction is not commercial in nature, or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured through this way even if the assignor entity cannot immediately exclude the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

Whenever there is a distribution of assets that is not recorded as cash, the asset, before its distribution, is registered at fair value in the income account. This procedure is applicable to the distributions in which the assets are equal in nature and therefore treated equitably. However, similarly to IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we apply this procedure in our accounting practice. Also, we apply the same procedure to sales (products, supplies, etc.) we perform to our controlling entity, where the positive result of the sale is recognized in the income account.

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

Net investment in a foreign operation

An entity may have a monetary item that is receivable from or payable to a foreign operation which settlement is neither planned nor likely to occur in the foreseeable future and do not include trade receivables or trade payables. Exchange differences arising shall be recognized initially in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2016	2015	2014	2016	2015	2014

CAD	Canadian Dollars	Canada and Cuba	2.4214	2.8124	2.2932	2.6348	2.5661	2.1372
DOP	Dominican Pesos	Dominican republic	0.0700	0.0860	0.0601	0.0755	0.0725	0.0540
USD	US Dollar	Ecuador, Panama and Cuba(i)	3.2591	3.9048	2.6562	3.4749	3.2596	2.3488
GTQ	Quetzal	Guatemala	0.4343	0.5129	0.3508	0.4570	0.4265	0.3042
PEN	Novo Sol	Peru	0.9720	1.1440	0.8934	1.0269	1.0396	0.8285
ARS	Argentinean Peso	Argentina	0.2056	0.3003	0.3106	0.2354	0.3581	0.2893
BOB	Bolivian Peso	Bolivia	0.4683	0.5610	0.3816	0.4993	0.4683	0.3375
PYG	Guarani	Paraguai	0.0006	0.0007	0.0006	0.0006	0.0006	0.0005
UYU	Uruguayan Peso	Uruguay	0.1114	0.1304	0.1090	0.1166	0.1197	0.1012
CLP	Chilean Peso	Chile	0.0049	0.0055	0.0044	0.0051	0.0050	0.0041
COP	Peso colombiano	Colômbia	0.0011	0.0012	-	0.0011	0.0012	-
BBD	Barbadian Dollar	Barbados	1.6296	-	-	1.7375	-	-

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

The performance information by business units (Beer and Soft drink (“CSD”) and Non-alcoholic and non-carbonated (“NANC”)), is also used by the decision maker for the Company and is presented as additional information, even though it does not qualify as a reportable segment. Internally, the Company’s management uses performance indicators, such as earnings of consolidated operation before interest and taxes (EBIT) and normalized earnings of consolidated operation before interest, taxes, depreciation and amortization (normalized EBITDA) as measures of segment performance to make decisions about resource allocation and performance analysis of consolidated operation. These indicators are reconciled to the profit of the segment in the tables on Note 5 – Segment reporting.

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil and Luxembourg, where we operate two business sub units: (i) beer and (ii) CSD and NANC; and (b) in Central America Operations, excluding Latin America South (“CAC”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica, Antigua and Barbados), Guatemala (which also serves El Salvador and Nicaragua), Cuba and Panama;

▪  Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Ecuador, Peru and Colombia.

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

(g)   Expenses

Royalty expenses

Royalties are classified as cost of goods sold.

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

The deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (i) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss; and (ii) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

(l)     Intangible assets

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

Inventories have their amount reduced on a case-by-case basis if the anticipated net realizable value declines below its carrying amount. The calculation of the net realizable value takes into consideration specific characteristics of each inventory category, such as expiration date, remaining shelf life, slow-moving indicators, amongst others.

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

Dividends and Interest on shareholder’s equity

Dividends and interest on shareholder’s equity are recognized in the liability on the date that are approved on Board of Directors Meeting, except the minimum statutory dividends provided by the Company’s bylaws, that are recognized as a liability when applicable, at the end of each fiscal year.

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

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of medication expenses and other benefits to certain retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

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

Provisions, except for the mentioned on item disputes and litigation, are determined by the current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase accruals are recognized as finance expense.

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

(v)   Financial assets and liabilities

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

1) Financial assets and liabilities at fair value through profit or loss

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

2) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period (these are classified as non-current assets).

3) Investments held to maturity

Investments held to maturity are financial assets acquired with the intention and financial ability to hold them in the portfolio until maturity.

4) Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets not classified in any other category. Available-for-sale financial assets are classified as non-current assets, unless Management intends to dispose of the investment within 12 months of the end of the reporting period.

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

1) Financial assets and liabilities at fair value through profit or loss

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

2) Loans and receivables

Loans and receivables are carried at amortized cost using the effective interest rate.

3) Investments held to maturity

Investments held to maturity are initially recognized at fair value plus any directly attributable transaction costs. After initial recognition, investments held to maturity are measured at amortized cost using the effective interest method, reduced by any on loss impairment.

4) Available-for-sale financial assets

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

(w) Impairment of non-financial assets

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets are reviewed, at least, at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

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

Non-financial assets, except by goodwill are reviewed for possible reversal of the impairment at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

Cash flow, net investment or fair value hedge accounting is applied to all hedges that qualify for hedge accounting under IAS 39, including the required hedge documentation and hedge effectiveness tests.

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

The interest rates and (or) terms of these loans are advantageous over the market conditions, such financing  are considered as subsidized loans as determined by IAS 20. The referred subsidy consists of the gain verified when comparing the value of these operations in market to the value agreed in contract. Thereby, upon funding the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies. Management reviews annually the market conditions prevailing in the year to assess such subsidies.

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

(ii) business combinations (Note 3 (c) and (k);

(iii) impairment (Note 3 (v) and (w));

(iv) provisions (Note 3 (u));

(v) share-based payments (Note 3 (s));

(vi) employee benefits (Note 3 (r));

(vii) current and deferred tax (Note 3 (i));

(viii) joint arrangements (Note 3 (c)); e

(ix) measurement of financial instruments, including derivatives (Note 3 (v) and (x)).

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

The company is subject to income tax in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries within the Company are involved in tax audits usually in relation to prior years. These audits are ongoing in various jurisdictions at the balance sheet date and, by their nature, these can take considerable time until its conclusion.

5.    SEGMENT REPORTING

(a)      Reportable segments – Years ended December 31st:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2016	2015	2014	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net sales	28,927.8	29,654.9	26,470.7	10,212.9	11,255.6	6,955.7	6,461.9	5,809.7	4,653.4	45,602.6	46,720.2	38,079.8
Cost of sales	(10,870.4)	(9,921.3)	(8,807.5)	(3,685.4)	(4,306.8)	(2,607.3)	(2,122.2)	(1,833.3)	(1,399.8)	(16,678.0)	(16,061.4)	(12,814.6)
Gross profit	18,057.4	19,733.6	17,663.2	6,527.5	6,948.8	4,348.4	4,339.7	3,976.4	3,253.6	28,924.6	30,658.8	25,265.2
Distribution expenses	(3,965.4)	(3,709.6)	(3,299.2)	(979.6)	(1,047.5)	(681.7)	(1,140.5)	(1,076.1)	(866.4)	(6,085.5)	(5,833.2)	(4,847.3)
Sales and marketing expenses	(3,671.1)	(3,264.0)	(2,954.8)	(1,317.6)	(1,294.8)	(740.1)	(936.3)	(785.9)	(616.6)	(5,925.0)	(5,344.7)	(4,311.5)
Administrative expenses	(1,486.3)	(1,599.8)	(1,398.8)	(400.2)	(428.0)	(254.6)	(279.6)	(253.4)	(166.6)	(2,166.1)	(2,281.3)	(1,820.0)
Other operating income/(expenses)	1,283.7	1,871.5	1,620.9	(39.0)	60.3	11.6	(21.6)	4.2	(3.3)	1,223.1	1,936.1	1,629.2
Exceptional items	1,183.2	(273.9)	(50.2)	(41.5)	(39.9)	(28.8)	(7.4)	(43.4)	(10.0)	1,134.3	(357.2)	(89.0)
Income from operations (EBIT)	11,401.5	12,757.8	11,581.1	3,749.6	4,198.9	2,654.8	1,954.3	1,821.8	1,590.7	17,105.4	18,778.5	15,826.6
Net finance cost	(3.694,5)	(1.842,9)	(972,1)	(439,0)	(868,6)	(540,6)	431,5	443,3	37,3	(3,702.0)	(2,268.2)	(1,475.4)
Share of result of associates	(6,8)	1,9	11,3	-	-	-	1,8	1,2	6,1	(5.0)	3.1	17.4
Income before income tax	7.700,2	10.916,8	10.620,3	3.310,6	3.330,3	2.114,2	2.387,6	2.266,3	1.634,1	13,398.4	16,513.4	14,368.6
Income tax expense	1.100,1	(1.884,7)	(845,2)	(814,0)	(1.154,1)	(733,7)	(601,1)	(595,5)	(427,7)	(315.0)	(3,634.2)	(2,006.6)
Net income	8.800,3	9.032,1	9.775,1	2.496,6	2.176,2	1.380,5	1.786,5	1.670,8	1.206,4	13,083.4	12,879.2	12,362.0

Normalized EBITDA(iii)	12.805,0	15.274,6	13.422,7	4.501,7	4.877,8	3.098,7	2.176,4	2.057,3	1.754,5	19,483.1	22,209.7	18,275.9
Exceptional items	1.183,2	(273,9)	(50,2)	(41,5)	(39,9)	(28,8)	(7,4)	(43,4)	(10,0)	1,134.3	(357.2)	(89.0)
Depreciation, amortization and impairment excluding exceptional items	(2.586,7)	(2.242,9)	(1.791,4)	(710,6)	(639,0)	(415,1)	(214,7)	(192,1)	(153,8)	(3,512.0)	(3,074.0)	(2,360.3)
Net finance costs	(3.694,5)	(1.842,9)	(972,1)	(439,0)	(868,6)	(540,6)	431,5	443,3	37,3	(3,702.0)	(2,268.2)	(1,475.4)
Share of results of associates	(6,8)	1,9	11,3	-	-	-	1,8	1,2	6,1	(5.0)	3.1	17.4
Income tax expense	1.100,1	(1.884,7)	(845,2)	(814,0)	(1.154,1)	(733,7)	(601,1)	(595,5)	(427,7)	(315.0)	(3,634.2)	(2,006.6)
Net income	8.800,3	9.032,1	9.775,1	2.496,6	2.176,2	1.380,5	1.786,5	1.670,8	1.206,4	13,083.4	12,879.2	12,362.0

Normalized EBITDA margin in %	44,3%	51,5%	50,7%	44,1%	43,3%	44,5%	33,7%	35,4%	37,7%	42.7%	47.5%	48.0%

Acquisition of property, plant and equipment	2,352.0	3,442.0	3,430.8	1,365.5	1,654.1	903.4	317.9	285.8	183.3	4,035.4	5,381.9	4,517.5

Segment assets	50,935.0	47,282.3	42,504.5	11,149.0	12,757.7	9,323.0	9,245.8	9,264.6	7,024.7	71,329.8	69,304.6	58,852.2
Intersegment elimination										(3,968.1)	(1,996.3)	(1,618.1)
Non-segmented assets										16,479.7	22,868.0	14,909.2
Total assets										83,841.4	90,176.3	72,143.3

Segment liabilities	22,958.9	20,998.7	16,564.8	5,576.4	5,093.9	3,836.6	3,275.7	3,608.6	2,665.9	31,811.0	29,701.2	23,067.3
Intersegment elimination										(3,968.1)	(1,996.3)	(1,618.1)
Non-segmented liabilities										55,998.5	62,471.4	50,694.1
Total liabilities										83,841.4	90,176.3	72,143.3

(i) Latin America – North: includes operations in Brazil, Luxembourg  and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica, Antigua, Cuba and Barbados).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Colombia, Paraguay, Uruguay, Ecuador and Peru.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)     Additional information – by Business unit – Years ended December 31st:

	Latin America - north
	CAC			Brazil			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net sales	3.973,2	3.328,8	2.087,8	24.954,6	26.326,1	24.382,9	28.927,8	29.654,9	26.470,7
Cost of sales	(1.798,6)	(1.563,0)	(974,3)	(9.071,8)	(8.358,3)	(7.833,2)	(10.870,4)	(9.921,3)	(8.807,5)
Gross profit	2.174,6	1.765,8	1.113,5	15.882,8	17.967,8	16.549,7	18.057,4	19.733,6	17.663,2
Distribution expenses	(409,9)	(357,4)	(220,3)	(3.555,5)	(3.352,2)	(3.078,9)	(3.965,4)	(3.709,6)	(3.299,2)
Sales and marketing expenses	(456,7)	(390,1)	(271,4)	(3.214,4)	(2.873,9)	(2.683,4)	(3.671,1)	(3.264,0)	(2.954,8)
Administrative expenses	(171,7)	(158,3)	(105,2)	(1.314,6)	(1.441,4)	(1.293,6)	(1.486,3)	(1.599,7)	(1.398,8)
Other operating income/(expenses)	9,6	(0,2)	(3,0)	1.274,1	1.871,6	1.623,9	1.283,7	1.871,4	1.620,9
Exceptional items	(13,5)	(8,4)	(38,6)	1.196,7	(265,5)	(11,6)	1.183,2	(273,9)	(50,2)
Income from operations (EBIT)	1.132,4	851,4	475,0	10.269,1	11.906,4	11.106,1	11.401,5	12.757,8	11.581,1
Net finance cost	(9,2)	42,8	25,4	(3.685,3)	(1.885,7)	(997,5)	(3.694,5)	(1.842,9)	(972,1)
Share of result of associates	19,0	-	-	(25,8)	1,9	11,3	(6,8)	1,9	11,3
Income before income tax	1.142,2	894,2	500,4	6.558,0	10.022,6	10.119,9	7.700,2	10.916,8	10.620,3
Income tax expense	(318,8)	(269,4)	(95,9)	1.418,9	(1.615,3)	(749,3)	1.100,1	(1.884,7)	(845,2)
Net income	823,4	624,8	404,5	7.976,9	8.407,3	9.370,6	8.800,3	9.032,1	9.775,1

Normalized EBITDA (i)	1.483,8	1.173,9	697,7	11.321,2	14.100,7	12.725,0	12.805,0	15.274,6	13.422,7
Exceptional items	(13,5)	(8,4)	(38,6)	1.196,7	(265,5)	(11,6)	1.183,2	(273,9)	(50,2)
Depreciation. amortization and impairment excluding exceptional items	(338,0)	(314,1)	(184,1)	(2.248,7)	(1.928,8)	(1.607,3)	(2.586,7)	(2.242,9)	(1.791,4)
Net finance costs	(9,2)	42,8	25,4	(3.685,3)	(1.885,7)	(997,5)	(3.694,5)	(1.842,9)	(972,1)
Share of results of associates	19,0	-	-	(25,8)	1,9	11,3	(6,8)	1,9	11,3
Income tax expense	(318,8)	(269,4)	(95,9)	1.418,9	(1.615,3)	(749,3)	1.100,1	(1.884,7)	(845,2)
Net income	823,3	624,8	404,5	7.977,0	8.407,3	9.370,6	8.800,3	9.032,1	9.775,1

Normalized EBITDA margin in %	37,3%	35,3%	33,4%	45,4%	53,6%	52,2%	44,3%	51,5%	50,7%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

	Brazil
	Beer			Soft drink and Non-alcoholic and non-carbonated			Total
	2016	2015	2014	2016	2015	2014	2016	2015	2014

Net sales	21.173,1	22.441,3	20.468,7	3.781,5	3.884,8	3.914,2	24.954,6	26.326,1	24.382,9
Cost of sales	(7.339,9)	(6.757,6)	(6.162,4)	(1.731,9)	(1.600,7)	(1.670,8)	(9.071,8)	(8.358,3)	(7.833,2)
Gross profit	13.833,2	15.683,7	14.306,3	2.049,6	2.284,1	2.243,4	15.882,8	17.967,8	16.549,7
Distribution expenses	(2.891,7)	(2.754,0)	(2.516,5)	(663,8)	(598,2)	(562,4)	(3.555,5)	(3.352,2)	(3.078,9)
Sales and marketing expenses	(3.044,0)	(2.691,3)	(2.493,4)	(170,4)	(182,6)	(190,0)	(3.214,4)	(2.873,9)	(2.683,4)
Administrative expenses	(1.160,2)	(1.341,5)	(1.211,8)	(154,4)	(99,9)	(81,8)	(1.314,6)	(1.441,4)	(1.293,6)
Other operating income/(expenses)	969,8	1.551,2	1.329,6	304,3	320,4	294,3	1.274,1	1.871,6	1.623,9
Exceptional items	1.014,3	(265,2)	(11,4)	182,4	(0,3)	(0,2)	1.196,7	(265,5)	(11,6)
Income from operations (EBIT)	8.721,4	10.182,9	9.402,8	1.547,7	1.723,5	1.703,3	10.269,1	11.906,4	11.106,1
Net finance cost	(3.685,3)	(1.885,7)	(997,5)	-	-	-	(3.685,3)	(1.885,7)	(997,5)
Share of result of associates	(25,8)	1,9	11,3	-	-	-	(25,8)	1,9	11,3
Income before income tax	5.010,3	8.299,1	8.416,6	1.547,7	1.723,5	1.703,3	6.558,0	10.022,6	10.119,9
Income tax expense	1.418,9	(1.615,3)	(749,3)	-	-	-	1.418,9	(1.615,3)	(749,3)
Net income	6.429,2	6.683,8	7.667,3	1.547,7	1.723,5	1.703,3	7.976,9	8.407,3	9.370,6

Normalized EBITDA (i)	9.618,6	12.038,9	10.744,5	1.702,6	2.061,8	1.980,5	11.321,2	14.100,7	12.725,0
Exceptional items	1.014,3	(265,2)	(11,4)	182,4	(0,3)	(0,2)	1.196,7	(265,5)	(11,6)
Depreciation, amortization and impairment excluding exceptional items	(1.911,5)	(1.590,8)	(1.330,3)	(337,3)	(338,0)	(277,0)	(2.248,8)	(1.928,8)	(1.607,3)
Net finance costs	(3.685,3)	(1.885,7)	(997,5)	-	-	-	(3.685,3)	(1.885,7)	(997,5)
Share of results of associates	(25,8)	1,9	11,3	-	-	-	(25,8)	1,9	11,3
Income tax expense	1.418,9	(1.615,3)	(749,3)	-	-	-	1.418,9	(1.615,3)	(749,3)
Net income	6.429,2	6.683,8	7.667,3	1.547,7	1.723,5	1.703,3	7.976,9	8.407,3	9.370,6

Normalized EBITDA margin in %	45,4%	53,6%	52,5%	45,0%	53,1%	50,6%	45,4%	53,6%	52,2%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of associates, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

6.    NET SALES

The reconciliation between gross sales and net sales is as follows:

	2016	2015	2014
Gross sales(i)	79,551.1	97,214.2	80,213.5
Excise duty	(16,345.2)	(17,471.7)	(14,530.5)
Discounts(i)	(17,603.3)	(33,022.3)	(27,603.2)
	45,602.6	46,720.2	38,079.8

(i)    Variance resulting from the change in the billing method with direct effect on Gross sales and Discounts.

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

7.    OTHER OPERATING INCOME / (EXPENSES)

	2016	2015	2014
Government grants/NPV of long term fiscal incentives	1,166.5	1,755.7	1,479.9
Additions to provisions	(132.9)	(106.1)	(32.2)
Gains/(losses) on disposal of property, plant and equipment and intangible assets	70.9	53.0	33.9
Other operating income/(expenses), net	118.6	233.4	147.6
	1,223.1	1,936.0	1,629.2

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

8.    EXCEPTIONAL ITEMS

The Company opted to exclude these items when measuring segment-based performance, as per Note 5 – Segment reporting.

The exceptional items included in the income statement are detailed below:

	2016	2015	2014
Result through stock exchange(i)	1,240.0	-	-
Restructuring	(79.8)	(63.3)	(48.9)
Administrative lawsuit	-	(239.2)	-
Costs through business combinations	(29.8)	(48.9)	-
Fixed asset impairment	-	-	(32.3)
Others	3.9	(5.8)	(7.8)
	1,134.3	(357.2)	(89.0)

(i) It refers to result of transaction of stock exchange, as mentioned in Note 1 (b).

9.    PAYROLL AND RELATED BENEFITS

	2016	2015	2014
Wages and salaries	3.038.9	3.086.5	2,262.7
Social security contributions	727.2	756.1	538.7
Other personnel cost	613.8	561.3	522.8
Increase in liabilities for defined benefit plans	151.7	142.3	121.3
Share-based payment	189.3	209.4	167.7
Contributions to defined contribution plans	25.3	19.0	26.6
	4.746.2	4.774.6	3,639.8

The result with payroll and related benefits are presented in the income statement as below:

	2016	2015	2014
Cost of sales	1,912.3	1,890.2	1,346.6
Distribution expenses	780.8	722.1	533.6
Sales and marketing expenses	989.8	980.8	823.6
Administrative expenses	970.3	1,154.0	853.9
Net finance cost	95.9	27.5	76.9
Exceptional items	(2.9)	-	5.2
	4,746.2	4,774.6	3,639.8

10.    ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2016, 2015 and 2014:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2016	2015	2014	2016	2015	2014

Cost of sales	2,283.3	2,053.2	1,593.9	4.3	3.2	1.7
Distribution expenses	200.9	177.9	144.5	-	-	-
Sales and marketing expenses	538.0	431.5	310.5	222.9	162.5	127.3
Administrative expenses	182.5	165.8	133.7	95.8	81.5	60.5
Exceptional items	-	-	32.3	-	-	-
	3,204.7	2,828.4	2,214.9	323.0	247.2	189.5

11.    FINANCE COST AND INCOME

(a)     Finance costs

	2016	2015	2014
Interest expense	(1,547.3)	(1,062.6)	(750.1)
Capitalized borrowings	3.9	26.0	52.7
Net Interest on pension plans	(105.6)	(97.6)	(80.6)
Losses on hedging instruments	(1,575.1)	(1,267.0)	(857.3)
Interest on provision for contingencies	(619.5)	(120.1)	(228.5)
Exchange variation	(310.4)	(721.8)	(320.2)
Losses on non-derivative financial instrument (fair value through profit or loss)	-	-	(178.4)
Tax on financial transactions	(224.6)	(146.4)	(78.1)
Bank guarantee expenses	(87.1)	(80.8)	(73.1)
Other financial results	(132.2)	(92.1)	(135.0)
	(4,597.9)	(3,562.4)	(2,648.6)

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev S.A. interest rate risk (Note 27 – Financial instruments and risks). The interest expense are as follows:

	2016	2015	2014
Financial liabilities measured at amortized cost	(545.6)	(423.1)	(393.2)
Liabilities at fair value through profit or loss	(961.0)	(601.3)	(325.2)
Fair value hedge - hedged items	(49.3)	(22.4)	(31.4)
Fair value hedge - hedging instruments	8.6	(15.8)	(0.3)
	(1,547.3)	(1,062.6)	(750.1)

(b)     Finance income

	2016	2015	2014
Interest income	513.6	575.5	399.4
Gains on derivative	113.5	428.3	687.3
Financial assets at fair value through profit or loss	247.5	261.4	66.6
Other financial results	21.3	29.0	19.9
	895.9	1,294.2	1,173.2

Interest income arises from the following financial assets:

	2016	2015	2014
Cash and cash equivalents	241.5	425.9	226.2
Investment securities held for trading	51.1	149.6	173.2
Other receivables	221.0	-	-
	513.6	575.5	399.4

12.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2016	2015	2014
Income tax expense - current	(413.9)	(1,227.8)	(2,057.2)

Deferred tax expense on temporary differences	(732.5)	(2,192.4)	(178.5)
Deferred tax over taxes losses carryforwards movements in the current period	831.4	(214.0)	229.1
Total deferred tax (expense)/income	98.9	(2,406.4)	50.6

Total income tax expenses	(315.0)	(3,634.2)	(2,006.6)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2016	2015	2014
Profit before tax	13,398.4	16,513.4	14,368.7
Adjustment on taxable basis
Non-taxable income	(392.0)	(999.9)	(550.0)
Government grants related to sales taxes	(1,528.6)	(1,360.7)	(1,196.8)
Share of results of associates	5.0	(3.1)	(17.4)
Non-deductible expenses	539.3	415.9	150.5
Complement of income tax of foreign subsidiaries due in Brazil	148.0	1,965.2	246.8
Intragroup transactions taxed only in Brazil	640.7	(1,313.2)	110.2
	12,810.8	15,217.6	13,112.0
Aggregated weighted nominal tax rate	30.16%	31.59%	32.04%
Taxes payable – nominal rate	(3,864.0)	(4,806.9)	(4,200.9)
Adjustment on tax expense
Regional incentives - income taxes	264.5	257.8	43.7
Deductible interest on shareholders equity	1,867.7	1,646.1	1,729.8
Tax savings from goodwill amortization on tax books	142.0	142.4	202.2
Withholding tax over undistributed profits	153.1	(672.4)	(239.4)
Recognition of deferred assets on tax loss carryforwards	796.7	138.1	25.9
Others with reduced taxation	325.0	(339.3)	432.1
Income tax and social contribution expense	(315.0)	(3,634.2)	(2,006.6)
Effective tax rate	2.35%	22.01%	13.96%

The main events that impacted the effective tax rate in the period were:

   Non-taxable net financial and other income: The movement perceived in this line is related to incomes and expenses in subsidiaries, which occurs mainly due to foreign exchange variation;

  Government subsidy on sales taxes: The Company has state tax incentives within certain industrial development programs in the form of financing, deferral of tax payments or partial reductions of the amount due. Such investment subsidies arising from deferred and presumed ICMS credits are deductible for income tax purposes.

  Additional income tax of foreign associates taxed in Brazil: The reduction in this line, which is related to Ambev subsidiaries foreign profits taxation in Brazil, is the outcome of a better management of our capital structure;

  Results of intercompany transactions taxed/deductible in Brazil: In this line are recorded the foreign exchange variation effect and the interest generated by intercompany transactions, between companies based in different jurisdictions. The main cause of the variation is related to foreign exchange;

  Deductible Interest on net equity: Under Brazilian law, companies have the option to distribute interest on equity (“JCP”), calculated based on the long-term interest rate (“TJLP”), Which are deductible for income tax purposes under the applicable legislation, whose approximate amount distributed in the year is R$5.4 billion.

  Withholding tax on dividends: Variation explained by the reversal of a provision related to withholding tax on undistributed results of Argentine subsidiaries due to a change in the legislation that exempts from withholding tax the payment of dividends, the amount of which approximate R$300 million, as opposed to the constitution of provision and exchange variation effect in the approximate amount of R$672 million in the same prior period;

  Recognition of deferred assets on tax loss carryforwards: This effect is mainly due to the recognition of deferred assets on tax loss carryforwards incurred in subsidiaries abroad in prior periods, which are now considered recoverable due to expectation of future profits (Paragraph 19 of IAS 12) and better management of the group's capital structure.

The Company has been granted income tax incentives by the Brazilian Government in order to promote economic and social development in certain areas of the North and Northeast. These incentives are recorded as income on an accrual basis and allocated at year-end to the tax incentive reserve account.

13.    PROPERTY, PLANT AND EQUIPMENT

	2016
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6
Effect of movements in foreign exchange	(474.7)	(1,528.0)	(427.4)	(222.6)	(2,652.7)
Acquisitions through business combinations	283.4	360.4	56.0	0.6	700.4
Acquisitions through stock exchange	221.2	185.0	-	27.7	433.9
Disposals through stock exchange	(121.0)	(344.3)	(101.3)	(4.8)	(571.4)
Acquisitions	8.4	819.4	276.0	2,905.5	4,009.3
Disposals	(106.0)	(693.1)	(210.3)	(3.3)	(1,012.7)
Transfer to other asset categories	800.6	1,595.3	526.1	(3,095.0)	(173.0)
Balance at end	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4

Depreciation and Impairment
Balance at end of previous year	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)
Foreign exchange effects	95.6	804.8	236.7	-	1,137.1
Disposals through stock exchange	52.8	241.7	51.4	-	345.9
Depreciation	(277.8)	(2,117.6)	(688.4)	-	(3,083.8)
Impairment losses	(0.1)	(120.7)	(0.1)	-	(120.9)
Disposals	95.3	646.0	187.5	-	928.8
Transfer to other asset categories	-	21.7	39.7	-	61.4
Others	-	11.4	-	-	11.4
Balance at end	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)
Carrying amount:
December 31, 2015	5,474.3	9,807.0	1,726.2	2,132.6	19,140.1
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8

	2015
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	6,521.0	18,713.8	3,314.1	1,828.8	30,377.7
Effect of movements in foreign exchange	490.7	1,277.4	226.1	64.9	2,059.1
Acquisitions through business combinations	6.3	91.4	16.9	8.9	123.5
Disposals through business combinations	(10.5)	(111.4)	(24.0)	-	(145.9)
Acquisitions	11.7	1,150.7	241.7	3,887.0	5,291.1
Disposals	(7.2)	(717.5)	(108.0)	(0.4)	(833.1)
Transfer to other asset categories	706.3	1,965.2	798.3	(3,656.5)	(186.7)
Others	-	-	-	(0.1)	(0.1)
Balance at end	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6

Depreciation and Impairment
Balance at end of previous year	(1,898.4)	(10,649.5)	(2,089.7)	-	(14,637.6)
Foreign exchange effects	(125.2)	(788.9)	(152.6)	-	(1,066.7)
Disposals through business combinations	3.4	75.2	13.0	-	91.6
Depreciation	(233.6)	(1,927.4)	(556.7)	-	(2,717.7)
Impairment losses	(0.9)	(106.6)	(3.2)	-	(110.7)
Disposals	2.2	660.5	99.8	-	762.5
Transfer to other asset categories	8.5	158.5	(49.5)	-	117.5
Others	-	15.6	-	-	15.6
Balance at end	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)
Carrying amount:
December 31, 2014	4,622.6	8,064.3	1,224.4	1,828.8	15,740.1
December 31, 2015	5,474.3	9,807.0	1,726.2	2,132.6	19,140.1

Leases, capitalizes interests and fixed assets provided as security are not material.

14.    GOODWILL

	2016	2015

Balance at end of previous year	30,953.1	27,502.9
Effect of movements in foreign exchange	(2,388.9)	2,858.6
Acquisitions through business combinations (i)	1,947.0	591.6
Balance at the end of year	30,511.2	30,953.1

(i) It refers mainly to the acquisition of Mark Anthony and Cerveceria Nacional in the transaction of stock exchange, as presented in Note 31 - Acquisitions and disposals of subsidiaries.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	2016	2015
LAN:
Brazil	BRL	17,424.6	17,414.8
Goodwill		102,667.2	102,657.4
Non-controlling transactions (ii)		(85,242.6)	(85,242.6)
Dominican Republic	DOP	3,224.9	3,838.9
Cuba (iii)	USD	3.6	4.4
Panama	PAB	1,060.1	-

LAS:
Argentina	ARS	518.0	756.3
Bolivia	BOB	1,152.8	1,381.2
Chile	CLP	42.7	48.3
Colombia	COP	-	165.9
Ecuador	USD	-	6.0
Paraguay	PYG	753.7	898.6
Peru	PEN	-	63.5
Uruguay	UYU	165.8	193.4

NA:
Canada	CAD	6,165.0	6,181.8
		30,511.2	30,953.1

(ii) It refers to the stock exchange operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(iii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Annual impairment testing

Goodwill allocated to each cash-generating unit (CGU) must be tested for impairment to check the need for reduction to its recoverable amount. The test consists of comparing the CGU carrying amount (including the goodwill) with its recoverable amount and must be made at least annually or whenever that there is an indication of impairment.

At the end of 2016, Ambev S.A. completed its annual impairment testing and concluded, based on the assumptions described below, that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the asset values reported. Ambev S.A. believes that all of its estimates are reasonable, since they are consistent with the internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 36% of total assets as of December 31, 2016 (34% as of December 31, 2015) is tested for impairment at the cash-generating unit level (that is one level below the reporting segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. Whenever a business combination occurs, goodwill is allocated as from the acquisition date, to each of business units that are expected to benefit from the synergies of the combination

The Company’s impairment testing methodology is in accordance with IAS 36, in which a fair-value-less-cost-to-sell and value in use approaches are taken into consideration. This consists in applying a discounted cash flow approach based on acquisition valuation models for its major business units and the business units showing high capital amounts invested in earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples. The ratio between invested capital and EBITDA is basis for selecting the cash generating units to be tested.

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

  From the fifth to the tenth year of the model, as well as for perpetuity, the cash flows are extrapolated using expected long-term consumer price indices and the growth of the beer market, based on external sources;

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

Projections are made in the functional currency of the business unit and discounted at the unit's WACC, considering the sensitivity of this metric. The weighted average cost of capital in nominal dollars, for the impairment testing of goodwill performed varied as follows:

	2016	2015
Latin America North	from 8.39% to 10.27%	from 8.28% to 10.04%
Latin America South	-	11.07%
Canada	-	6.55%

Although Ambev S.A. believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these judgments.

For Latin America South and Canada there was no need to apply the impairment test.

15.    INTANGIBLE ASSETS

	2016
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	3,908.2	2,387.4	788.4	356.8	7,440.8
Effect of movements in foreign exchange	(645.9)	(68.3)	(50.3)	(93.6)	(858.1)
Acquisitions	3.0	-	4.1	19.0	26.1
Disposal	-	-	(0.4)	(0.3)	(0.7)
Acquisitions through business combination	1,043.1	-	-	30.7	1,073.8
Acquisitions through stock exchange	228.1	-	20.6	-	248.7
Disposals through stock exchange	(58.0)	-	(9.4)	(0.1)	(67.5)
Transfers to other assets categories	(317.7)	0.3	135.5	(24.1)	(206.0)
Other	-	-	-	172.3	172.3
Balance at end of year	4,160.8	2,319.4	888.5	460.7	7,829.4

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,622.2)	(539.7)	(184.8)	(2,348.6)
Foreing exchange effects	-	9.9	29.0	40.9	79.8
Amortization	-	(148.6)	(94.4)	(80.0)	(323.0)
Disposal	-	-	0.1	-	0.1
Disposals through stock exchange	-	-	8.0	0.1	8.1
Transfers to other assets categories	-	0.1	-	-	0.1
Balance at end of year	(1.9)	(1,760.8)	(597.0)	(223.8)	(2,583.5)
Carrying amount:
December 31, 2015	3,906.3	765.2	248.7	172.0	5,092.2
December 31, 2016	4,158.9	558.6	291.5	236.9	5,245.9

(i) The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the rate of 20% and recognized in income on a straight-line method.

	2015
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	2,683.6	2,193.2	672.2	289.5	5,838.5
Effect of movements in foreign exchange	861.4	54.7	13.1	25.0	954.2
Acquisitions	268.4	143.4	4.3	55.0	471.1
Disposal	-	(2.4)	-	-	(2.4)
Acquisitions through business combination	94.9	-	0.1	15.4	110.4
Transfers to other assets categories	(0.1)	(1.5)	98.7	(28.2)	68.9
Other	-	-	-	0.1	0.1
Balance at end of year	3,908.2	2,387.4	788.4	356.8	7,440.8

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,472.1)	(448.4)	(161.2)	(2,083.6)
Foreign exchange effects	-	3.3	(9.2)	(13.2)	(19.1)
Amortization	-	(154.6)	(82.1)	(10.4)	(247.1)
Disposal	-	1.2	-	-	1.2
Balance at end of year	(1.9)	(1,622.2)	(539.7)	(184.8)	(2,348.6)

Carrying amount:
December 31, 2014	2,681.7	721.1	223.8	128.3	3,754.9
December 31, 2015	3,906.3	765.2	248.7	172.0	5,092.2

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

The carrying value of intangible assets with indefinite useful lives classified as brands was allocated to the following countries:

	2016	2015
Argentina	373.5	522.7
Bolivia	558.7	669.4
Brazil	575.5	-
Canada	205.6	217.4
Chile	63.1	71.4
Luxembourg	419.1	-
Paraguay	429.4	511.8
Dominican Republic	1,422.4	1,783.0
Uruguay	111.6	130.6
	4,158.9	3,906.3

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14 – Goodwill.

16.    INVESTMENT SECURITIES

	2016	2015

Debt held-to-maturity	104.3	118.6
Non-current investments securities	104.3	118.6

Financial asset at fair value through profit or loss-held for trading	282.8	215.1
Current investments securities	282.8	215.1

Total	387.1	333.7

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

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2016			2015
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	9.0	-	9.0	9.1	-	9.1
Intangible assets	0.7	(733.9)	(733.2)	5.8	(774.7)	(768.9)
Employee benefits	467.6	-	467.6	570.3	-	570.3
Trade payables - exchange rate	977.4	(531.3)	446.1	2,138.4	(357.1)	1,781.3
Trade receivable	42.7	-	42.7	38.5	-	38.5
Derivatives	71.1	(110.7)	(39.6)	59.3	(131.7)	(72.4)
Interest-bearing loans and borrowings	-	(1.4)	(1.4)	-	(0.7)	(0.7)
Inventories	267.4	(13.8)	253.6	223.5	(66.5)	157.0
Property, plant and equipment	-	(905.7)	(905.7)	-	(737.3)	(737.3)
Withholding tax over undistributed profits	-	(684.8)	(684.8)	-	(1,027.6)	(1,027.6)
Investments in associates	-	(421.6)	(421.6)	-	-	-
Loss carryforwards	1,139.9	-	1,139.9	308.4	-	308.4
Provisions	448.9	(44.6)	404.3	251.2	(32.0)	219.2
Other items	(15.1)	(23.3)	(38.4)	-	(200.6)	(200.6)
Gross deferred tax assets / (liabilities)	3,409.6	(3,471.1)	(61.5)	3,604.5	(3,328.2)	276.3
Netting by taxable entity	(1,141.4)	1,141.4	-	(854.6)	854.6	-
Net deferred tax assets / (liabilities)	2,268.2	(2,329.7)	(61.5)	2,749.9	(2,473.6)	276.3

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2016 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	2016
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	9.0	9.0
Intangible assets	-	(733.2)	(733.2)
Employee benefits	10.8	456.8	467.6
Trade payables - exchange rate	713.0	(266.9)	446.1
Trade receivable	40.8	1.9	42.7
Derivatives	(39.6)	-	(39.6)
Interest-bearing loans and borrowings	-	(1.4)	(1.4)
Inventories	253.6	-	253.6
Property, plant and equipment	(74.9)	(830.8)	(905.7)
Withholding tax over undistributed profits	-	(684.8)	(684.8)
Investments in associates	-	(421.6)	(421.6)
Provisions	95.2	309.1	404.3
Other items	(8.1)	(30.3)	(38.4)
Total	990.8	(2,192.2)	(1,201.4)

Deferred tax related to tax losses	2016	2015
2016	-	18.0
2017	286.9	25.6
2018	245.3	21.4
2019	158.5	26.2
2020	99.9	31.6
Apart from 2021(i)	349.3	185.6
Total	1,139.9	308.4

(i) There is no expected realization that exceed the period of 10 years.

As at December 31, 2016, deferred tax assets in the amount of R$455.6 (R$902.1 as at December 31, 2015) related to tax losses and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the fiscal losses amount do not have a carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$2,285.2 in December 31, 2016 (R$4,103.6 in December 31, 2015).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2014	(345.1)
Remeasurement of postemployment benefits	5.9
Investment hedge	954.4
Investment hedge - put option of a subsidiary interest	551.7
Cash flow hedge - gains/(losses)	(335.9)
Gains/losses on translation of other foreign operations	1,864.2
Recognized in other comprehensive income	3,040.3
Recognized in income statement	(2,406.4)
Changes directly in balance sheet	(12.5)
Recognized in deferred tax
Others	(12.5)
At December 31, 2015	276.3
Full recognition of actuarial gains/(losses)	57.7
Investment hedge	(12.0)
Investment hedge - put option of a subsidiary interest	(364.6)
Cash flow hedge - gains/(losses)	536.2
Gains/(losses) on translation of other foreign operations	(578.2)
Recognized in other comprehensive income	(360.9)
Recognized in income statement	98.9
Changes directly in balance sheet	(75.8)
Recognized in deferred tax	(21.6)
Acquisitions through stock exchange	(46.7)
Sale through business stock exchange	25.1
Recognized in other group of balance sheet	(54.2)
At December 31, 2016	(61.5)

18.    INVENTORIES

	2016	2015

Finished goods	1,445.5	1,572.5
Work in progress	328.5	304.7
Raw material	1,962.7	1,857.4
Consumables	50.0	50.6
Spare parts and other	447.2	420.4
Prepayments	234.5	239.4
Impairment losses	(121.3)	(106.8)
	4,347.1	4,338.2

Write-offs/losses on inventories recognized in the income statement amounted to R$114.4 in 2016 (R$15.0 in 2015).

19.    TRADE RECEIVABLES

	2016	2015

Trade receivables	4,774.5	4,499.8
Bad debt provision	(443.7)	(418.7)
Net, trade receivables	4,330.8	4,081.1
Related parties	37.3	84.6
Current trade receivables	4,368.1	4,165.7

The aging of our current trade receivables, net of impairment losses, is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due – until 30 days	Past due – between 31 - 60 days	Past due – between 61 - 90 days	Past due – between 91 - 180 days	Past due – between 181 - 360 days	Past due 360 days
Trade receivables	4,774.5	4,093.6	187.9	28.4	43.7	30.0	38.9	352.0
Bad debt provision	(443.7)	(6.9)	(1.9)	(4.1)	(9.9)	(30.0)	(38.9)	(352.0)
2016	4,330.8	4,086.7	186.0	24.3	33.8	-	-	-

Trade receivables	4,499.7	3,694.3	323.3	43.5	44.0	23.4	39.1	332.1
Bad debt provision	(418.7)	(9.2)	-	(6.8)	(9.0)	(22.5)	(39.1)	(332.1)
2015	4,081.0	3,685.1	323.3	36.7	35.0	0.9	-	-

Impairment losses on trade receivables recognized in the income statement in 2016 amount to R$82.1 (R$79.0 in 2015).

Company’s exposure to credit risk, currency and interest rate risks is disclosed in Note 27 -Financial instruments and risks.

20.    CASH AND CASH EQUIVALENTS

	2016	2015
Short term bank deposits (i)	4,027.6	8,534.9
Current bank accounts	3,467.3	4,628.1
Cash	381.9	457.2
Cash and cash equivalents	7,876.8	13,620.2

Bank overdrafts	-	(2.5)
Cash and cash equivalents less bank overdraft	7,876.8	13,617.7

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

21.    CHANGES IN EQUITY

(a) Capital stock

	2016		2015
	Million of commom shares	Million of Real	Million of commom shares	Million of Real
Beginning balance as per statutory books	15,717.6	57,614.1	15,712.6	57,582.3
Share issued	-	-	5.0	31.8
	15,717.6	57,614.1	15,717.6	57,614.1

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2015	(172.8)	53,662.8	700.9	832.4	55,023.3
Capital Increase	(13.7)	-	-	(8.9)	(22.6)
Acquire shares and result on treasury shares	(817.0)	-	-	-	(817.0)
Share-based payments	-	-	-	189.9	189.9
At December 31, 2015	(1,003.5)	53,662.8	700.9	1,013.4	54,373.6
Acquire shares and result on treasury shares	94.8	-	-	-	94.8
Share-based payments	-	-	-	61.5	61.5
At December 31, 2016	(908.7)	53,662.8	700.9	1,074.9	54,529.9

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Thousands shares	Thousands Brazilian Real	Thousands shares	Thousands Brazilian Real

At January 1, 2015	0.5	(6.8)	(166.0)	(172.8)
Changes during the year	32.1	(610.7)	(220.1)	(830.7)
At December 31, 2015	32.6	(617.5)	(386.1)	(1,003.5)
Changes during the year	(16.0)	304.7	(209.9)	94.8
At December 31, 2016	16.6	(312.7)	(596.0)	(908.7)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimbursement or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev S.A. economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$170.3 in 2016 (R$197.1 and R$161.0 in 2015 and 2014, respectively) (Note 24 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investment reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At January 1, 2015	498.3	4.5	2,872.6	1,508.4	4,883.8
Interest on shareholder´s equity	(471.5)	-	-	(1,508.4)	(1,979.9)
Reserves destination:
Fiscal incentive reserve	-	-	1,143.6	-	1,143.6
Interest on shareholder´s equity proposed	-	-	-	2,039.2	2,039.2
Destination of net income	2,114.4	-	-	-	2,114.4
At December 31, 2015	2,141.2	4.5	4,016.2	2,039.2	8,201.1
Interest on shareholder´s equity	-	-	-	(2,039.2)	(2,039.2)
Reserves destination:
Destination of net income	1,718.6	-	1,819.5	-	3,538.1
At December 31, 2016	3,859.9	4.5	5,835.7	-	9,700.1

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) to investment reserve to support future investments.

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

Events during the year ended 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholder´s equity	02/29/2016	2015	ON	0.1300	2,039.2
Board of Directors Meeting	06/24/2016	Dividends	07/29/2016	2016	ON	0.1300	2,040.8
Board of Directors Meeting	10/19/2016	Dividends	11/25/2016	2016	ON	0.1600	2,511.9
Board of Directors Meeting	12/01/2016	Interest on shareholder´s equity	12/29/2016	2016	ON	0.2200	3,454.2
Board of Directors Meeting	12/22/2016	Dividends	02/23/2017	2016	ON	0.0700	1,099.1
							11,145.2

Events during the year ended 2015:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	ON	0.0300	471.5	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholder´s equity	03/31/2015	ON	0.0600	943.0
Board of Directors Meeting	05/13/2015	Interest on shareholder´s equity	06/29/2015	ON	0.1000	1,570.6
Board of Directors Meeting	08/28/2015	Dividends	09/28/2015	ON	0.1500	2,352.4
Board of Directors Meeting	12/01/2015	Interest on shareholder´s equity	12/30/2015	ON	0.1500	2,352.7
						7,690.2

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

Events during the year ended 2014:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	01/06/2014	Interest on shareholder´s equity	01/23/2014	ON	0.1540	2,412.2
Board of Directors Meeting	01/06/2014	Dividends	01/23/2014	ON	0.1000	1,566.4
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	ON	0.0600	940.0	(i)
Board of Directors Meeting	03/25/2014	Dividends	04/25/2014	ON	0.0700	1,096.6
Board of Directors Meeting	07/14/2014	Interest on shareholder´s equity	08/28/2014	ON	0.1000	1,569.3
Board of Directors Meeting	07/14/2014	Dividends	08/28/2014	ON	0.0600	941.5
Board of Directors Meeting	10/15/2014	Dividends	11/13/2014	ON	0.2200	3,454.1
Board of Directors Meeting	12/22/2014	Interest on shareholder´s equity	01/14/2015	ON	0.1300	2,042.6
Board of Directors Meeting	12/31/2014	Interest on shareholder´s equity	01/30/2015	ON	0.0960	1,508.4
						15,530.8

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At January 1, 2015	453.3	266.0	(1,109.1)	(2,057.3)	2,110.1	156.1	(75,087.0)	(75,267.9)
Comprehensive income:								-
Gains/(losses) on translation of foreign operations	3,018.9	-	-	-	-	-	-	3,018.9
Cash flow hedges	-	666.2	-	-	-	-	-	666.2
Actuarial gains/(losses)	-	-	(22.4)	-	-	-	-	(22.4)
Total Comprehensive income	3,018.9	666.2	(22.4)	-	-	-	-	3,662.7
Put option granted on subsidiary	-	-	-	(189.4)	-	-	-	(189.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	13.5	-	-	13.5
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2015	3,472.2	932.2	(1,131.5)	(2,246.7)	2,123.6	156.1	(75,162.9)	(71,857.0)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(3,728.7)	-	-	-	-	-	-	(3,728.7)
Cash flow hedges	-	(1,076.7)	-	-	-	-	-	(1,076.7)
Actuarial gains/(losses)	-	-	(130.7)	-	-	-	-	(130.7)
Total Comprehensive income	(3,728.7)	(1,076.7)	(130.7)	-	-	-	-	(4,936.1)
Put option granted on subsidiary	-	-	-	(144.2)	-	-	-	(144.2)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2.8)	-	-	(2.8)
Transaction of stock exchange	(33.0)	-	-	-	29.9	-	-	(3.1)
Accounting reversal effect of predecessor cost:
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2016	(289.5)	(144.5)	(1,262.2)	(2,390.9)	2,150.7	156.1	(75,238.8)	(77,019.1)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges in conformity with IAS 39.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 27 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses according to the expectations presented based on an independent actuarial report.

(d.4) Put option granted on subsidiary

As part of the shareholders agreement between the Ambev S.A. and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev S.A. of the remaining shares of CND, for a value based on EBITDA from operations, the “put” exercisable annually until 2019 and the “call” from 2019. On December 31, 2016 the put option held by ELJ is valued at R$4,878.5 (R$5,558.6 on December 31, 2015) and the liability categorized as “Level 3”, as the Note 27 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the remaining shares of Sucos do Bem, the Company has a put option determined by gross revenue of its products and exercisable from 2019. On December 31, 2016 the option is valued at R$127.7.

As part of the acquisition agreement of all shares of the company Tropical Juice, the Company has a put option exercisable from 2018. On December 31, 2016 the option is valued at R$23.4.

The reconciliation of changes in these options is presented in Note 27 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable.

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

Diluted earnings per share is based on the net income attributable to equity holders of Ambev S.A. and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2016	2015	2014
	Common	Common	Common

Issued shares at December 31, net of treasury shares (i)	15,696.6	15,696.1	15,682.9
Effect of shares options	126.5	124.0	136.9
Weighted average number of shares (diluted) at December 31	15,823.1	15,820.1	15,819.8

(i) Not considered treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2016	2015	2014
	Common	Common	Common

Income attributable to equity holders of Ambev	12,546.6	12,423.8	12,065.5
Weighted average number of shares (non diluted)	15,696.6	15,696.1	15,682.9
Basic EPS (i)	0.80	0.79	0.77

Income attributable to equity holders of Ambev	12,546.6	12,423.8	12,065.5
Weighted average numbers of shares (diluted)	15,823.2	15,820.1	15,819.9
Diluted EPS (i)	0.79	0.79	0.76

(i) Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2016, the Company has done the appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made until December 2016 were approved at the Board of Directors’ Meeting.

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

	2016	2015	2014
Net income, attributable to equity holders of Ambev	12,546.6	12,423.8	12,065.5
Prescribed dividends	21.6	16.2	16.1
Reversal effect of revaluation of fixed assets by predecessor	75.9	75.9	75.9
Prior year adjustment	-	-	(24.1)
Retained earnings basis for dividends and destinations	12,644.1	12,515.9	12,133.4

Dividends distributed and accrued to distribute
Dividends and Interest on capital paid based on profit	5,651.8	7,218.7	7,061.4
Interest on capital approved for distribution	3,454.2	2,039.2	3,551.0
Total of dividends	9,106.0	9,257.9	10,612.4
Percentage of distributed profit	72%	74%	87%

22.    INTEREST-BEARING LOANS AND BORROWINGS

	2016	2015

Secured bank loans	665.8	672.6
Unsecured bank loans	609.9	1,076.0
Debentures and unsecured bond issues	100.8	374.4
Other unsecured loans	356.2	163.5
Financial leasing	33.0	30.4
Non-current liabilities	1,765.7	2,316.9

Secured bank loans	1,381.4	320.0
Unsecured bank loans	1,910.1	925.9
Debentures and unsecured bond issues	296.4	-
Other unsecured loans	33.5	34.3
Financial leasing	9.2	2.4
Current liabilities	3,630.6	1,282.6

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 27 – Financial instruments and risks.

At December 31, 2016 and 2015 debts presented the following interest rates:

		2016			2015
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in USD fixed rate	6.00%	-	11.5	6.00%	-	15.7
Debt denominated in US dollars floating rate	1.55%	1,508.8	351.1	1.78%	379.7	472.8
Debt denominated in CAD dollars floating rate	1.62%	1,259.1	-	-	-	-
BNDES basket debt floating rate (UMBNDES)	1.70%	22.7	-	1.74%	131.8	27.2
Other latin american currency fixed rate	8.86%	114.1	233.0	9.31%	177.1	240.5
Other latin american currency floating rate	2.66%	-	4.9	-	-	-
TJLP BNDES denominated floating rate (TJLP)	9.66%	216.2	398.6	9.79%	426.6	403.9
Reais debt - ICMS fixed rate	4.13%	33.4	344.7	4.61%	34.3	147.7
Reais debt - debentures floating rate % CDI	13.63%	52.9	-	-	-	-
Reais debt - fixed rate	7.64%	423.4	421.9	7.71%	133.1	1,009.1
		3,630.6	1,765.7		1,282.6	2,316.9

Terms and debt repayment schedule – December 31, 2016

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	2,047.2	1,381.4	329.1	85.8	69.3	181.6
Unsecured bank loans	2,520.0	1,910.1	524.4	85.5	-	-
Debentures and unsecured bond issues	397.2	296.4	-	-	100.8	-
Unsecured other loans	389.7	33.5	64.1	50.5	72.5	169.1
Finance lease liabilities	42.2	9.2	14.9	18.1	-	-
	5,396.3	3,630.6	932.5	239.9	242.6	350.7

Terms and debt repayment schedule – December 31, 2015

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	992.6	320.0	268.9	78.9	111.0	213.8
Unsecured bank loans	2,001.9	925.9	788.7	202.6	84.7	-
Debentures and unsecured bond issues	374.4	-	275.5	-	-	98.9
Unsecured other loans	197.8	34.3	34.4	31.1	34.5	63.5
Finance lease liabilities	32.8	2.4	4.8	3.8	21.8	-
	3,599.5	1,282.6	1,372.3	316.4	252.0	376.2

Contract clauses (covenants)

As at December 31, 2016, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or are unsecured. The most loan contracts contained financial covenants including:

• Financial covenants, including limitation on new indebtedness;

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties and assets;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; and/or

• No prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the aforementioned loan agreement, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (eg World Bank) or located in jurisdictions in which the Company operates;

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of any of the events provided in the clauses, it may have been granted to the Company a grace period to cure such default.

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

As at December 31, 2016, the Company was in compliance with all its contractual obligations for its loans and financings.

23.    EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Uruguay, Bolivia and Canada based on employees' salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

Ambev S.A. provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by administered pension funds. During 2016, the Company contributed R$25.3 (R$19.0 during 2015) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2016 the net liability for defined benefit plans consists of the following:

	2016	2015	2014
Present value of funded obligations	(4,592.1)	(4,646.4)	(4,156.4)
Fair value of plan assets	3,845.2	3,781.4	3,550.1
Present value of net obligations	(746.9)	(865.0)	(606.3)
Present value of unfunded obligations	(741.3)	(756.6)	(651.6)
Present value of net obligations	(1,488.2)	(1,621.6)	(1,257.9)
Asset ceiling	(532.2)	(534.5)	(453.3)
Net liability	(2,020.4)	(2,156.1)	(1,711.2)
Other long term employee benefits	(83.8)	(57.2)	(33.0)
Total employee benefits	(2,104.2)	(2,213.3)	(1,744.2)
Employee benefits amount in the balance sheet:
Liabilities	(2,137.7)	(2,221.9)	(1,757.0)
Assets	33.5	8.6	12.8
Net liabilities	(2,104.2)	(2,213.3)	(1,744.2)

The changes in the present value of the defined benefit obligations were as follows:

	2016	2015	2014
Defined benefit obligation at January 1 st	(5,403.0)	(4,808.0)	(5,325.9)
Acquisitions through stock exchange	(67.3)	-	-
Prior year adjustment	-	-	1,054.6
Service cost	(43.1)	(42.4)	(36.8)
Interest cost	(320.5)	(308.2)	(283.0)
Gains and (losses) on settlements or reductions in benefits	2.2	1.1	(1.5)
Contributions by plan participants	(5.2)	(5.2)	(3.6)
Actuarial gains and (losses) - geographical assumptions	(20.1)	-	9.1
Actuarial gains and (losses) - financial assumptions	(321.1)	182.5	(293.9)
Experience adjustment	(182.8)	(10.6)	(111.6)
Reclassifications	11.1	-	-
Exchange differences	599.6	(805.1)	(152.8)
Benefits paid	416.8	392.9	337.4
Defined benefit obligation at December, 31	(5,333.4)	(5,403.0)	(4,808.0)

The present value of funded obligations include R$683.4 (R$494.1 in 2015 and R$559.1 in 2014) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2016	2015	2014
Fair value of plan assets at January 1 st	3,781.4	3,550.1	4,088.6
Prior year adjustment	-	-	(919.1)
Interest Income	274.7	259.5	234.4
Administrative costs	(3.7)	(3.4)	(2.8)
Expected Return excluding interest income	269.8	(173.2)	313.3
Acquisition through business combination	73.5	-	-
Contributions by employer	175.9	107.6	91.2
Contributions by plan participants	5.6	5.2	3.6
Exchange differences	(315.3)	428.5	78.3
Benefits paid excluding costs of administration	(416.7)	(392.9)	(337.4)
Fair value of plan assets at December, 31	3,845.2	3,781.4	3,550.1

The real return on plan assets generated in 2016 was a gain of R$544.5 (gain of R$86.3 in 2015).

At December 31, 2016, the Company recorded R$33.5 (R$8.6 at December 31, 2015) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2016	2015	2014
Asset ceiling impact at January 1 st	8.6	12.8	23.5
Acquisitions through stock exchange	10.4	-	-
Interest income/(expenses)	1.3	1.1	1.3
Change in asset ceiling excluding amounts included in interest income/(expenses)	15.8	(5.3)	(3.9)
Prior year adjustment	-	-	(8.1)
Effect of exchange rate fluctuations	(2.6)	-	-
Asset ceiling impact at December 31	33.5	8.6	12.8

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2016	2015	2014
Current service costs	(43.1)	(42.4)	(36.4)
Administrative costs	(3.7)	(3.4)	(2.8)
(Gains) losses on settlements and curtailments	0.7	1.1	(1.5)
Income from operations	(46.1)	(44.7)	(40.7)
Financial cost	(105.6)	(97.6)	(80.6)
Total expense for employee benefits	(151.7)	(142.3)	(121.3)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2016	2015	2014
Cost of sales	(24.5)	(19.3)	(20.2)
Sales and marketing expenses	(9.5)	(7.9)	(7.9)
Administrative expense	(10.2)	(17.5)	(12.6)
Financial expenses	(105.6)	(97.6)	(80.6)
Exceptional items	(1.9)	-	-
	(151.7)	(142.3)	(121.3)

The assumptions used in the calculation of the obligations are as follows:

	2016	2015	2014
Discount rate	6.3%	6.2%	6.2%
Inflation	3.0%	2.7%	2.8%
Future salary increases	3.1%	3.5%	3.6%
Future pension increases	3.0%	2.8%	3.0%
Medical cost trend rate	7,4% p.a. reducing to 6,4%	7.0% p.a. reducing to 5.7%	7.2% p.a. reducing to 6.0%
Dental claims trend rate	4.5%	4.5%	4.5%

Life expectation for an over 65 years old male	83	84	84
Life expectation for an over 65 years old female	86	86	87

Through its defined benefit pension plans and post-employment medical plans, the Company is exposed to a number of risks, the most significant are detailed below:

Asset volatility

The plans liabilities are calculated using a discount rate set with reference to high quality corporate yields; if plan assets underperform this yield, the Company’s net defined benefit obligation may increase. Most of the Company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the Company usually reduces the level of investment risk by investing more in assets that better match the liabilities.

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

Investment strategy

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2016		2015		2014
In millions of Brazilian Reais	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(104.7)	90.2	(77.5)	67.4	(86.7)	74.7
Discount rate	50 bases points	292.6	(311.5)	262.5	(280.1)	233.2	(252.6)
Future salary increase	50 bases points	(16.6)	15.3	(13.3)	12.5	(13.8)	12.8
Longevity	One year	(175.9)	172.9	(135.1)	131.1	(134.1)	128.6

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and its effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plans assets at December 31, 2016, 2015 and 2014 consist of the following:

	2016			2015			2014
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	41%	-	41%	29%	-	29%	30%	-	30%
Corporate bonds	13%	-	13%	23%	-	23%	10%	-	10%
Equity instruments	18%	-	18%	15%	-	15%	28%	-	28%
Property	-	-	-	-	1%	1%	-	1%	1%
Cash	1%	-	1%	-	-	-	-	-	-
Others	27%	-	27%	32%	-	32%	31%	-	31%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev S.A. expects to contribute approximately R$37.9 to its defined benefit plans in 2017.

24.    SHARE-BASED PAYMENTS

There are different share-based payment programs and stock option plans which allow the senior management from the Company and its subsidiaries to receive or acquire shares of the Company. For all option plans, the fair value is estimated at grant date, using the Hull binomial pricing model, modified to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

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

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the company issue share appreciation rights in the form of phantom stocks or stocks to future delivery to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Ambev S.A. option pricing model for the “Grant 2” of 2016, 2015 and 2014 grants are as follows:

In R$, except when otherwise indicated	2016	(i)	2015	(i)	2014	(i)

Fair value of options granted	6.21		7.84		5.20
Share price	17.18		18.41		15.93
Exercise price	17.18		18.41		15.93
Expected volatility	27.0%		27.5%		32.5%
Vesting year	5		5		5
Expected dividends	5%		5%		5%
Risk-free interest rate	12.4%	(ii)	15.9%	(ii)	2.2% to 12.4%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2016	2015	2014

Options outstanding at January 1st	121,770	126,149	147,718
Options issued during the period	24,806	16,568	17,045
Options exercised during the period	(11,613)	(19,975)	(34,760)
Options forfeited during the period	(3,719)	(972)	(3,854)
Options outstanding at ended year	131,244	121,770	126,149

The range of exercise prices of the outstanding options is between R$0.02 (R$0.35 as of December 31, 2015 and R$1.06 as of December 31, 2014) and R$28.32 (R$26.57 as of December 31, 2015 and R$19.14 as of December 31, 2014) and the weighted average remaining contractual life is approximately 5.96 years (6.30 years as of December 31, 2015 and 6.87 years as of December 31, 2014).

Of the 131,444 thousand outstanding options (121,770 thousand as of December 31, 2015), 52,780 thousand options are vested as at December 31, 2016 (48,723 thousand as of December 31, 2015).

The weighted average exercise price of the options is as follows:

In R$ per share	2016	2015	2014

Options outstanding at January 1 st	12.36	10.07	6.30
Options issued during the period	17.18	18.42	16.02
Options forfeited during the period	12.83	20.35	11.28
Options exercised during the period	2.52	5.05	3.84
Options outstanding at ended period	13.87	12.36	10.07
Options exercisable at ended period	3.66	3.29	2.96

For the options exercised during 2016, the weighted average share price on the exercise date was R$18.41 (R$18.95 as of December 31, 2015).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev S.A. issued 7,329 thousand (2,692 thousand in 2015) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$133,9 (R$47,5 in 2015), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2016	2015	2014

Deferred shares outstanding at January 1st	19,056	17,490	15,588
New deferred shares during the period	7,329	2,692	5,198
Deferred shares granted during the period	(6,118)	(804)	(2,312)
Deferred shares forfeited during the period	(1,007)	(322)	(984)
Deferred shares outstanding at ended year	19,260	19,056	17,490

Additionally, certain employees and directors of the Company receive options to acquire ABI shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$189.3 in the year ended December 31, 2016 (R$209.4 and R$167.7 for the year ended December 31, 2015 and 2014, respectively), recorded as administrative expenses.

25.    TRADE PAYABLES

	2016	2015

Trade payables	237.8	110.0
Non-current	237.8	110.0

Trade payables	9,793.0	11,109.1
Related Parties	1,075.8	724.6
Current	10,868.8	11,833.7

Total	11,106.6	11,943.7

26.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2015	Effect of changes in foreign exchange rates	Stock exchange	Additions	Provisions used and reversed	Balance as of December 31, 2016

Restructuring	10.0	(1.3)	-	-	(1.3)	7.4

Contingencies
Taxes on sales	38.4	(0.1)	-	573.6	(364.7)	247.2
Income tax	184.0	(4.0)	-	207.8	(64.4)	323.4
Labor	179.8	(4.9)	(2.5)	177.9	(184.5)	165.8
Civil	31.5	(2.0)	(2.3)	97.2	(80.5)	43.9
Others	178.9	(26.3)	(0.5)	78.4	(84.2)	146.3
Total	612.6	(37.3)	(5.3)	1,134.9	(778.3)	926.6

Total provisions	622.6	(38.6)	(5.3)	1,134.9	(779.6)	934.0

(b)   Disbursement expectative

	Balance as of December 31, 2016	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	7.4	6.7	0.7	-	-

Contingencies
Taxes on sales	247.2	25.7	198.6	5.6	17.3
Income tax	323.4	33.6	236.5	53.3	-
Labor	165.8	77.4	45.8	33.3	9.3
Civil	43.9	17.3	21.0	3.4	2.2
Others	146.3	7.9	35.9	99.2	3.3
Total	926.6	161.9	537.8	194.8	32.1

Total provisions	934.0	168.6	538.5	194.8	32.1

	Balance as of December 31, 2015	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	10.0	9.0	1.0	-	-

Contingencies
Taxes on sales	38.4	9.4	25.8	0.4	2.8
Income tax	184.0	30.6	26.3	127.1	-
Labor	179.8	40.9	70.3	55.6	13.0
Civil	31.5	5.3	22.7	3.1	0.4
Others	178.9	27.9	106.8	37.7	6.5
Total	612.6	114.1	251.9	223.9	22.7

Total provisions	622.6	123.1	252.9	223.9	22.7

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

Main lawsuits with probable likelihood of loss:

(a) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(b) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c) Civil

The Company is involved in several lawsuits brought by former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 30 - Contingencies.

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

The policy establishes that all the financial assets and liabilities in each country where Ambev S.A. operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev S.A.’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2016, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

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

Investment hedge - Put option granted on subsidiary: As detailed in Note 21 (d.4) the Company constituted a liability related to acquisition of Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company which functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such manner the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						2016
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(8,807.6)	8,624.1	190.7	(582.8)	(1,397.5)	737.4	(873.3)
	Commodity	(1,742.8)	1,559.3	136.5	(43.7)	(5.4)	(97.0)	90.3
	American Dollar	(6,566.9)	6,566.9	36.0	(491.3)	(1,392.6)	782.2	(909.0)
	Euro	(135.2)	135.2	-	(4.7)	3.2	56.1	(42.1)
	Mexican Pesos	(359.2)	359.2	18.2	(43.3)	(2.9)	(4.3)	(13.2)
	Brazilian Real	(3.5)	3.5	-	0.2	0.2	0.4	0.7

Fixed Assets		(523.1)	523.1	3.0	(76.1)	(187.0)	-	-
	American Dollar	(430.3)	430.3	3.0	(5.8)	(119.0)	-	-
	Euro	(92.8)	92.8	-	(70.3)	(68.0)	-	-

Expenses		(103.7)	103.7	0.8	(1.1)	47.6	5.8	(134.2)
	American Dollar	(90.9)	90.9	-	(1.1)	(3.0)	5.8	(29.4)
	Euro	-	-	-	-	(0.3)	-	0.7
	Canadian Dollar	-	-	-	-	50.9	-	(106.3)
	Rupee	(12.8)	12.8	0.8	-	-	-	0.8

Cash		1,043.8	(1,043.8)	-	7.8	(3.7)	-	-
	American Dollar	592.3	(592.3)	-	7.8	(55.8)	-	-
	Euro	51.5	(51.5)	-	0.1	11.6	-	-
	Interest rate	400.0	(400.0)	-	(0.1)	40.5	-	-

Debts		(2,547.9)	2,000.2	18.4	(61.2)	(50.7)	-	-
	American Dollar	(1,874.2)	1,326.5	2.6	(48.5)	(28.7)	-	-
	Interest rate	(673.7)	673.7	15.8	(12.7)	(22.0)	-	-

Foreign Investments		-	-	-	-	(1.2)	-	35.4
	American Dollar	-	-	-	-	(0.9)	-	37.2
	Euro	-	-	-	-	-	-	1.7
	Canadian Dollar	-	-	-	-	(0.3)	-	(3.5)
As of December 31, 2016		(10,938.5)	10,207.3	212.9	(713.4)	(1,592.5)	743.2	(972.1)

						2015
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(12,234.8)	12,234.8	585.2	(443.6)	(1,163.0)	1,305.7	2,476.8
	Commodity	(2,355.0)	2,355.0	75.9	(368.7)	(12.5)	(375.5)	(307.8)
	American Dollar	(8,808.4)	8,808.4	461.0	(46.1)	(1,135.5)	1,621.5	2,678.1
	Euro	(635.6)	635.6	23.5	4.3	(9.7)	93.6	133.5
	Mexican Pesos	(435.8)	435.8	24.8	(33.1)	(5.3)	(33.9)	(27.0)

Fixed Assets		(2,236.5)	2,236.5	79.5	(15.7)	328.5	-	-
	American Dollar	(1,875.8)	1,875.8	76.4	(11.4)	162.4	-	-
	Euro	(360.7)	360.7	3.1	(4.3)	165.1	-	-
	Pounds	-	-	-	-	1.0	-	-

Expenses		4,920.3	(4,920.3)	290.9	(2,974.4)	(22.3)	-	(1,713.0)
	American Dollar	1,050.0	(1,050.0)	252.1	(1,052.7)	43.5	-	(1,006.6)
	Euro	(16.2)	16.2	10.4	(16.7)	(4.8)	-	(7.1)
	Canadian Dollar	3,886.5	(3,886.5)	28.4	(1,905.0)	(83.3)	-	(613.4)
	Brazilian Real	-	-	-	-	22.3	-	(85.9)

Cash		(1,048.6)	1,048.6	164.9	(1,175.5)	1,507.2	-	-
	American Dollar	(841.1)	841.1	146.1	(1,122.3)	1,597.8	-	-
	Euro	37.5	(37.5)	18.2	(52.9)	(22.4)	-	-
	Interest rate	(245.0)	245.0	0.6	(0.3)	(68.2)	-	-

Debts		(1,595.5)	743.9	3.0	910.9	(51.2)	-	-
	American Dollar	(1,005.9)	154.3	3.0	949.5	(35.4)	-	-
	Interest rate	(589.6)	589.6	-	(38.6)	(15.8)	-	-

Foreign Investments		141.9	(141.9)	440.3	(1,119.8)	407.9	-	(2,817.3)
	American Dollar	132.9	(132.9)	62.6	(978.2)	329.8	-	(2,109.2)
	Euro	9.0	(9.0)	11.1	(26.1)	4.8	-	(53.7)
	Canadian Dollar	-	-	366.6	(115.5)	73.3	-	(654.4)
As of December 31, 2015		(12,053.2)	11,201.6	1,563.8	(4,818.1)	1,007.1	1,305.7	(2,053.5)

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

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between cost of funding and volatility of financial results, taking into account market conditions as well as the Company’s overall business strategy and this strategy is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	10.0%	667.7	12.6%	2,375.6
American Dollar	1.5%	1,882.3	2.2%	565.7
Canadian Dollar	1.6%	1,259.1	1.6%	1,259.1
Barbadian Dollar	2.7%	4.9	2.7%	4.9
Interest rate postfixed		3,814.0		4,205.3

Brazilian Real	6.8%	1,223.5	6.2%	841.9
Dominican Peso	9.7%	288.8	9.7%	288.8
American Dollar	6.0%	11.6	6.0%	1.8
Guatemala´s Quetzal	8.0%	9.9	8.0%	10.0
Barbadian Dollar	4.3%	48.5	4.3%	48.5
Interest rate pre-set		1,582.3		1,191.0

	2015
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.4%	1,055.1	11.2%	1,386.5
American Dollar	1.8%	994.8	1.8%	835.8
Interest rate postfixed		2,049.9		2,222.3

Brazilian Real	7.1%	1,099.6	8.2%	927.2
Working Capital in Argentinean Peso	24.0%	2.5	24.0%	2.5
Dominican Peso	9.5%	394.9	9.5%	394.9
American Dollar	6.0%	15.8	6.0%	15.8
Guatemala´s Quetzal	7.8%	9.7	7.8%	9.7
Colombian Peso	2.9%	29.6	2.9%	29.6
Interest rate pre-set		1,552.1		1,379.7

Sensitivity analysis

The Company mitigates risks arising from non-derivative financial assets and liabilities substantially, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after December 31, 2016 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2016.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2016.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	92.8	(94.0)	(297.1)	(686.9)
Input purchase		(92.8)	66.0	251.2	595.2
Foreign exchange hedge	Foreign currency decrease	(484.9)	(1,084.9)	(2,251.0)	(4,017.2)
Input purchase		484.9	1,084.9	2,251.0	4,017.2
Costs effects		-	(28.0)	(45.9)	(91.7)

Foreign exchange hedge	Foreign currency decrease	(73.1)	(118.0)	(203.9)	(334.6)
Capex Purchase		73.1	118.0	203.9	334.6
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(0.3)	(9.6)	(26.2)	(52.2)
Expenses		0.3	9.6	26.2	52.2
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	7.9	(53.5)	(153.0)	(314.0)
Cash		(7.9)	53.5	153.0	314.0
Interest Hedge	Decrease in interest rate	(0.1)	(0.2)	(0.3)	(0.3)
Interest revenue		0.1	0.2	0.3	0.3
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	(45.9)	(182.8)	(377.5)	(709.1)
Debt		45.9	126.3	240.6	435.3
Interest Hedge	Increase in interest rate	3.1	(154.9)	(185.1)	(208.9)
Interest expenses		(3.1)	154.9	185.1	208.9
Debt effects		-	(56.5)	(136.9)	(273.8)
		-	(84.5)	(182.8)	(365.5)

As of December 31, 2016 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2017	2018	2019	2020	>2020	Total

Cost		8,507.8	116.3	-	-	-	8,624.1
	Commodity	1,443.0	116.3	-	-	-	1,559.3
	American Dollar	6,566.9	-	-	-	-	6,566.9
	Euro	135.2	-	-	-	-	135.2
	Mexican Peso	359.2	-	-	-	-	359.2
	Brazilian Real	3.5	-	-	-	-	3.5

Fixed asset		523.1	-	-	-	-	523.1
	American Dollar	430.3	-	-	-	-	430.3
	Euro	92.8	-	-	-	-	92.8

Expenses		103.7	-	-	-	-	103.7
	American Dollar	90.9	-	-	-	-	90.9
	Rupee	12.8	-	-	-	-	12.8

Cash		(643.8)	-	(150.0)	(250.0)	-	(1,043.8)
	American Dollar	(592.3)	-	-	-	-	(592.3)
	Euro	(51.5)	-	-	-	-	(51.5)
	Brazilian Real	-	-	(150.0)	(250.0)	-	(400.0)

Debt		1,626.5	-	-	-	373.7	2,000.2
	American Dollar	1,326.5	-	-	-	-	1,326.5
	Brazilian Real	300.0	-	-	-	373.7	673.7
		10,117.3	116.3	(150.0)	(250.0)	373.7	10,207.3

		Fair Value
Exposure	Risk	2017	2018	2019	2020	>2020	Total

Cost		(380.9)	(11.2)	-	-	-	(392.1)
	Commodity	104.0	(11.2)	-	-	-	92.8
	American Dollar	(455.3)	-	-	-	-	(455.3)
	Euro	(4.7)	-	-	-	-	(4.7)
	Mexican Peso	(25.1)	-	-	-	-	(25.1)
	Brazilian Real	0.2	-	-	-	-	0.2

Fixed asset		(73.1)	-	-	-	-	(73.1)
	American Dollar	(2.8)	-	-	-	-	(2.8)
	Euro	(70.3)	-	-	-	-	(70.3)

Expenses		(0.3)	-	-	-	-	(0.3)
	American Dollar	(1.1)	-	-	-	-	(1.1)
	Rupee	0.8	-	-	-	-	0.8

Cash		7.9	-	(0.1)	-	-	7.8
	American Dollar	7.8	-	-	-	-	7.8
	Euro	0.1	-	-	-	-	0.1
	Interest rate	-	-	(0.1)	-	-	(0.1)

Debt		(54.6)	-	-	-	11.8	(42.8)
	American Dollar	(45.9)	-	-	-	-	(45.9)
	Interest rate	(8.7)	-	-	-	11.8	3.1
		(501.0)	(11.2)	(0.1)	-	11.8	(500.5)

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

As of December 31, 2016, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Bank Mendes Gans, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2016. There was no concentration of credit risk with any counterparties as of December 31, 2016.

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

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7.876,8	-	-	-	-	7.876,8
Investment securities	-	104,3	282,8	-	-	387,1
Trade receivables excluding prepaid expenses	6.962,5	-	-	-	-	6.962,5
Financial instruments derivatives	-	-	18,4	194,5	-	212,9
Total	14.839,3	104,3	301,2	194,5	-	15.439,3

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5.106,1	-	13.208,1	18.314,2
Financial instruments derivatives	-	-	49,9	663,5	-	713,4
Interest-bearning loans and borrowings	-	-	-	-	5.396,3	5.396,3
Total	-	-	5.156,0	663,5	18.604,4	24.423,9

	2015
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	13,620.2	-	-	-	-	13,620.2
Investment securities	-	118.6	215.1	-	-	333.7
Trade receivables excluding prepaid expenses	6,556.8	-	-	-	-	6,556.8
Financial instruments derivatives	-	-	449.4	1,114.4	-	1,563.8
Total	20,177.0	118.6	664.5	1,114.4	-	22,074.5

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,558.6	-	13,779.6	19,338.2
Financial instruments derivatives	-	-	3,975.9	842.2	-	4,818.1
Interest-bearning loans and borrowings	-	-	-	-	3,599.5	3,599.5
Total	-	-	9,534.5	842.2	17,379.1	27,755.8

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date valuation;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	2016				2015

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	282.8	-	-	282.8	215.1	-	-	215.1
Derivatives assets at fair value through profit or loss	2.6	15.8	-	18.4	161.8	287.6	-	449.4
Derivatives - operational hedge	83.6	110.9	-	194.5	177.2	497.4	-	674.6
Derivatives - net investment hedge	-	-	-	-	63.1	376.7	-	439.8
	369.0	126.7	-	495.7	617.2	1,161.7	-	1,778.9
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,106.1	5,106.1	-	-	5.558,6	5.558,6
Derivatives liabilities at fair value through profit or loss	9.9	40.0	-	49.9	139,5	3.836,4	-	3.975,9
Derivatives - operational hedge	78.9	575.9	-	654.8	121,7	333,9	-	455,6
Derivatives - fair value hedge	-	8.7	-	8.7	-	28,3	-	28,3
Derivatives - net investment hedge	-	-	-	-	74,4	283,9	-	358,3
	88.8	624.6	5,106.1	5,819.5	335,6	4.482,5	5.558,6	10.376,7

(i) Refers to the put option granted on subsidiary as described in Note 21 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2015 (i)	5,558.6
Acquisition of investments	220.6
Total gains and losses in the year	(673.1)
Losses recognized in net income	399.3
Gain recognized in equity	(1,072.4)
Financial liabilities at December 31, 2016 (i)	5,106.1

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowings, trade payables excluding tax payables, are recorded at amortized cost according to the effective rate method, plus indexation and foreign exchange gains/losses, based on closing indices for each exercise.

Had the Company recognized its financial liabilities measured at amortized at cost, at fair value, it would have recorded an additional gain, before income tax and social contribution, of approximately R$2.7 on December 31, 2016 (loss of R$5.5 on December 31, 2015), related to Bond 2017. The other financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

The criteria used to determine the fair value of the debt securities was based on quotations of investment brokers, on quotations of banks which provide services to Ambev S.A. and on the secondary market value of bonds as of December 31, 2016, being approximately 97.91% for Bond 2017 (93.66% at December 31, 2015).

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

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of December 31, 2016 the Company held R$486.8 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$924.0 on December 31, 2015).

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

28.    OPERATING LEASES

The Company primarily leases warehouses and offices. Lease terms are normally over a period of five to ten years, with renewal options.

Operating leases mature as follows:

	2016	2015
Less than 1 year	26.7	29.9
Between 1 and 5 years	61.4	63.0
More than 5 years	66.5	82.9
	154.6	175.8

In 2016, the operating lease expense in the income statement amounted to R$43.4 (R$58.7 and R$43.5 in 2015 and 2014, respectively).

29.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2016	2015

Collateral given for own liabilities	1,051.5	1,538.3
Other commitments	754.3	798.8
	1,805.8	2,337.1

Commitments with suppliers	4,019.2	9,062.8
Commitments - Bond 2017	300.0	300.0
	4,319.2	9,362.8

The collateral provided for liabilities totaled approximately R$1,805.8 as at December 31, 2016 (R$2,337.1 as at December 31, 2015), including R$571.3 (R$620.2 as at December 31, 2015) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev S.A. maintained as at December 31, 2016, R$486.8 (R$924.0 as at December 31, 2015) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 27 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

The Ambev S.A. is guarantor of the Bond 2017 issued by Ambev International, in amount of R$300,0, remunerated at 9.5% per year, with semiannual interest payments and final maturity in July 2017. Ambev International is a 100% owned finance subsidiary of the Company. The Ambev S.A. has fully and unconditionally guaranteed the Bond 2017.

Future contractual commitments as at December 31, 2016 and 2015 are as follows:

	2016	2015

Less than 1 year	3,325.7	6,105.5
Between 1 and 2 years	420.8	2,269.5
More than 2 years	572.7	987.8
	4,319.2	9,362.8

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

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	2016	2015

IRPJ and CSLL	28,934.8	16,358.8
PIS and COFINS	1,971.1	860.3
ICMS and IPI	16,046.9	10,379.1
Labor	222.0	188.8
Civil	4,417.6	5,054.1
Others	858.1	502.3
	52,450.5	33,343.4

Principal lawsuits with a likelihood of possible loss:

Brazilian Federal Taxes

Special goodwill reserve

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev was notified in August 2015 and presented a motion to clarify the decision to the Administrative Court. This motion was admitted in September 2016 and Ambev waits for the clarified decision.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization, related to InBev Brazil’s merger with Ambev, from 2011 to 2013.

Ambev management estimates possible losses in relation to the total amortization period (2005-2013) to be approximately R$7.8 billion (R$4.6 billion as of 31 December 2015), classified as possible loss, and, therefore, no provision was made by the Company in this matter. In the event Ambev is required to pay these amounts, AB Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill BAH

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. Ambev Management estimates the amount of possible losses in relation to this assessment to be approximately R$1.5 billion (R$1.3 billion as of December 31, 2015). We have not recorded any provision in connection with this assessment.

Profits earned abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Court and are awaiting its decision. In December 2013 and 2016, the Company received two new tax assessments related to the matter. We have not recorded any provision in connection with those assessments. We estimate our exposure to possible losses in relation to these assessments to be R$4.9 billion (R$4.5 billion at December 31, 2015) and to probable losses to be R$41.6 million as of that date, for which we have recorded a provision in the corresponding amount (R$38.2 million at December 31, 2015).

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, from certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses by companies in their final year of existence, following a merger.

In February 2016, Ambev was notified of the closure of the administrative phase and filed lawsuits to discuss the matter. In September 2016, Ambev received the first favorable court decision.

No provisions have been made for these cases as it believes that no express legal grounds exist that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and that therefore the tax inspector’s interpretation in these tax assessments does not apply.

The Company estimates the possible exposure to losses on these assessments at approximately R$522.9 million (R$454.6 million at December 31, 2015).

Disallowance of Expenses and Deductible Losses

On December 29, 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans, in the amount of approximately R$1.3 billion.

In December 2015 and in December 2016, Ambev also received other tax assessments related to the same matter. Ambev Management estimates the amount of possible losses in relation to this assessment to be approximately R$5.6 billion as of December 31, 2016 (R$1.7 billion as of December 31, 2015).

Disallowance of taxes paid abroad

During 2014 and the first quarter of 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad.

The Company filed a defense for all cases and awaits a decision in the first instance for the cases received in 2015 and 2016 and by the Administrative Court Management for the others.

In June 2016, Ambev received new tax assessments from the Brazilian federal tax authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad. Ambev management estimates an amount of approximately R$2.8 billion (R$1.9 billion as of 31 December 2015) as possible loss and R$194 million as probable loss.

Presumed Profit

In April 2016, Arosuco (subsidiary of Ambev) received a tax assessment regarding the use of Presumed Profit Method for the calculation of income tax and the social contribution on net profit instead of Real Profit method. Arosuco filed a defense and awaits for the first level administrative decision. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$569.6 million.

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of Presumed Profit Method for the calculation of income tax and social contribution on net profit instead of the Real Profit method. CRBS has filed a defense and awaits the First Administrative Judgment. CRBS estimates that the possible losses related to this matter are approximately R$3.6 billion.

PIS and COFINS

PIS/COFINS over bonus products

In December 2015, Ambev received a tax assessment issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its. In 2016, Ambev received new assessments related to the same issue. Ambev filed defenses against these assessments and currently awaits judgment. Ambev management estimates the possible losses related to these assessments to be approximately R$1.5 billion (R$342,7 million as of 31 December 2015).

ICMS and IPI

ICMS-ST Unconditional Discounts

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In 2015, these proceedings were before the Superior Court of Justice and the Brazilian Supreme Court. In 2013, 2014 and 2015, Ambev received similar tax assessments issued by the State of Pará and Piauí, relating to the same issue, which are currently under discussion. In October 2015 and January 2016, Ambev paid the debts related to the assessments issued by the State of Rio de Janeiro under an incentive tax payment program with discounts granted by such State, in the total amount of approximately R$271 million. After these payments, Ambev management estimates the amount involved in these proceedings to be approximately R$559.5 million (R$861.6 million as of 31 December 2016), classified as possible loss.

ICMS fiscal war

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received by Ambev in other States. Ambev management estimates the possible losses related to these assessments to be approximately R$1.8 billion (R$1.7 billion as of December 31, 2015) classified as possible loss.

ICMS – PRODEPE

In June 2015, Ambev received a tax assessment issued by the State of Pernambuco, relating to ICMS differences, based on alleged non-compliance with a state tax incentive agreement (“PRODEPE”), related to the period of February 2014. In 2015, Ambev was notified of a new tax assessments related to the same matter. In March, 2016, Ambev had a partial victory concerning one of the tax assessments, of which the respective fine was cancelled at the administrative court, in a definitive decision. Ambev management estimates the possible losses related to this issue to be approximately R$404,1 million Brazilian real (R$665,9 million as of 31 December 2015). Ambev has recorded provisions in the total amount of R$2.6 million in relation to the proceedings for which it considers the chances of loss to be probable, considering specific procedural issues.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments relating to supposed ICMS differences considered due when the price of the products sold by the company reaches levels close to or above the price table basis established by States. Ambev is currently challenging those charges before Courts.

In August 2016, Ambev received a new assessment, issued by the State of Minas Gerais, in the amount of R$1.4 billion, regarding the same matter. Considering this new assessment and others received in this quarter, Ambev management estimates the total possible losses related to this issue to be approximately R$4.5 (R$796 million as of 31 December 2015). Ambev has recorded provisions in the total amount of R$1.7 million in relation to the proceedings for which it considers the chances of loss to be probable, considering specific procedural issues.

Manaus Free Trade Zone - IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI. Our units have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein.  Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which are under discussion before the Brazilian Supreme Court. Management estimates possible losses in relation to these assessments to be R$2.0 billion (R$1.8 billion as of December 31, 2015).

In addition, over the years, Ambev has received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes considered unduly offset with the disallowed IPI excise tax credits which are under discussion in other proceedings. Ambev is challenging those charges before Courts. Ambev management estimates the possible losses related to these assessments to be approximately R$735.5 million (R$660 million as of 31 December 2015).

IPI Excise Tax

In 2014 and 2015, we received tax assessments from Brazilian Federal Tax Authorities related to IPI exercise tax, supposedly due over remittances of manufactured goods to other related factories. Management estimates the possible losses related to these assessments to be approximately R$1.5 billion (R$1.3 billion as of December 31, 2015).

Civil

Subscription Warrants

Certain holders of warrants issued by Old Ambev in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. The warrants object of those six proceedings represented, on December 31, 2016, 172.8 million Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$761.7 million (R$648 million on December 31, 2015). The Company believes that the loss of this lawsuit is possible has not recorded any provision in connection therewith.

 Lawsuit  against Brewers Retail Inc.

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store”) and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks a declaration that LCBO and The Beer Store agreed with each to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of The Beer Store agreed to fix. The claimants are seeking damages not exceeding R$3.4 billion (R$3,9 billion as of December 31, 2015), for all mentioned parts. Considering that The Beer Store operates according to the rules established by the Government of Ontario and that  prices at The Beer Store are independently set by each brewer, the Company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain.

31.    ACQUISITION AND DISPOSALS OF SUBSIDIARIES

As mentioned on Note 1 – Corporate information, the following table summarizes the main acquisitions as the consideration paid and the provisional allocation of the assets acquired and liabilities assumed as recognized on the date:

	2016
	Aquisitions				Disposals
	Mark Anthony	Banks Holding Limited	Cachoeiras de Macacu	Cerveceria Nacional (i)	Keystone Global Corporation (ii)

Cash and cash equivalents	0,1	50,2	48,4	52,4	(106,1)
Investment securities	-	-	-	-	-
Derivative financial instruments	-	-	-	0,5	-
Trade and other receivables	-	36,7	-	75,3	(62,8)
Inventories	19,4	54,5	12,4	58,1	(66,5)
Income tax and social contributions recoverable	-	-	-	41,4	(7,1)
Other assets	3,0	13,8	-	31,2	(220,4)
Current assets	22,5	155,2	60,8	258,9	(462,9)

Deferred tax assets	-	16,3	-	-	4,0
Employee benefits	-	10,3	-	-	-
Property, plant and equipment	115,2	325,2	233,6	433,9	(225,5)
Intangible assets	419,1	176,8	485,8	248,7	(59,4)
Goodwill	-	-	-	1.060,1	(168,7)
Investments in associates	-	245,8	-	-	-
Other assets	-	-	-	11,9	-
Non-current assets	534,3	774,4	719,4	1.754,6	(449,6)

Trade payables	(31,6)	(17,1)	(0,3)	(151,7)	163,4
Derivative financial instruments	-	-	-	(2,9)	19,9
Interest-bearing loans and borrowings	-	(11,3)	2,1	(7,1)	0,1
Wages and salaries	(4,3)	(3,1)	(2,4)	(11,9)	8,9
Dividends payables	-	(4,4)	-	(11,3)	-
Income tax and social contribution payable	-	(1,3)	-	(17,2)	0,2
Taxes and contributions payable	4,4	(7,5)	(52,6)	(15,9)	6,1
Other liabilities	(0,2)	(7,6)	-	(23,6)	214,7
Current liabilities	(31,7)	(52,3)	(53,2)	(241,6)	413,3

Interest-bearing loans and borrowings	-	(35,6)	(248,4)	(12,7)	2,3
Deferred tax liabilities	-	-	-	(40,0)	21,1
Provisions	-	-	-	-	4,9
Employee benefits	-	(3,3)	-	(11,5)	-
Non-current liabilities	-	(38,9)	(248,4)	(64,2)	28,3

Transferred consideration	525,1	838,4	478,6	1.707,7	(470,9)
Goodwill on acquisition	872,0	122,9	-	-	-
Gain on swap of shares recognized in profit or loss	-	-	-	(1.240,0)	-
Losses on swap of shares recognized in equity	-	-	-	3,1	-
Non-controlling interests share	-	(86,5)	-	-	-
Non-cash consideration	-	-	-	(470,9)	470,9
Trade payables	-	-	(432,9)	-	-
Prior year payments	-	(554,4)	-	-	-
Cash (acquired)/disposed	(0,1)	(50,2)	(48,4)	(52,4)	106,1
Net cash outflow / (inflow)	1.397,0	270,2	(2,7)	(52,5)	106,1

(i) Includes the operations in Panama, as per Note 1 (b).

(ii) Includes the operations in Colombia, Peru and Ecuador, as per Note 1 (b).

32.    NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	2016	2015	2014
Federal amnesty	-	-	223.3
Acquisition of property, plant and equipment	-	105.6	-
Acquisition of investments payables	208.7	-	-
Cash financing cost other than interests	37.7	1,752.3	770.0
Reclassification of finance cash flow to operational cash flow	205.1	144.6	178.4
Others	-	41.1	0.2

33.    RELATED PARTIES

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

Total expenses related to the Company’s management members are as follows:

	2016	2015	2014

Short-term benefits (i)	21.7	32.1	22.2
Share-based payments (ii)	36.2	39.0	39.3
Total key management remuneration	57.9	71.1	61.5

(i) These correspond substantially to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of stock options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 24 – Share-based payments), the Company no longer has any type of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev S.A.’s shareholders, and at December 31, 2016 held 10.0% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev S.A.’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2016 and 2015, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev S.A. recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$266.7 (R$235.5 as of December 31, 2015), of which R$231.9 (R$208.2 as of December 31, 2015) related to active employees and R$34.8 (R$27.3 as of December 31, 2015) related to retirees.

b) Leasing

The Ambev S.A., through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,328 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev S.A. head office

Ambev S.A. has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3.3, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, Ecuador, Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Peru, Uruguay and, starting in 2016, Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$2.0 (R$52.8 as of December 31, 2015) and R$374.0 (R$434.8 as of December 31, 2015) as licensing income and expense, respectively.

Ambev S.A. has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

e) Platform e-commerce

The Company currently has an agreement with the company B2W - Companhia Digital S.A. to manage the of e-commerce called “Partner Ambev”. The contract has as object to trade Ambev S.A. products to the partners of Ambev through the website http://www.parceiroambev.com.br/.

Transactions with related parties

	2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	6.3	13.4	(308.9)	(0.7)	-	-
AB Package	-	-	(31.3)	-	-	-
AB Services	0.3	15.2	-	(3.1)	-	-
AB USA	19.7	18.6	(247.4)	(1.7)	-	-
Ambev Peru	7.1	-	(4.7)	-	-	-
Ambrew	-	-	-	-	-	(89.9)
Bogotá Beer	-	211.0	-	(211.0)	-	-
Cervecería Modelo	1.1	-	(444.1)	-	-	-
Inbev	0.2	17.6	(17.5)	(0.2)	-	-
ITW International	-	-	-	(209.4)	(30.5)	(590.9)
Modelo	-	1.0	(15.7)	(54.5)	-	-
Others	2.6	7.3	(6.2)	(14.4)	-	-
	37.3	284.1	(1,075.8)	(495.0)	(30.5)	(680.8)

	2015
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	67.5	18.6	(159.6)	-	-	-
AB Package	-	-	(48.8)	-	-	-
AB USA	15.6	32.1	(164.8)	(0.5)	-	-
Ambrew	-	-	-	-	-	(0.7)
Cervecería Modelo	0.6	-	(246.4)	-	-	-
Inbev	-	19.5	(14.1)	-	-	-
ITW International	-	-	-	(250.9)	(5.5)	-
Modelo	-	0.8	(85.8)	(62.7)	-	-
Others	0.9	6.6	(5.1)	(5.3)	-	-
	84.6	77.6	(724.6)	(319.4)	(5.5)	(0.7)

(i) The amount represents the marketing operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

				2016
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Net finance cost
AB Package	(32.8)	-	-	-
AB USA	(206.0)	52.3	(292.8)	-
Cervecería Modelo	(596.0)	2.0	(46.9)	-
InBev	(77.0)	-	-	-
ITW International	-	-	-	(26.0)
Modelo	(63.0)	-	-	-
SAB Group	(3.5)	23.5	-	-
Others	(45.6)	0.3	(32.2)	-
	(1,023.9)	78.1	(371.9)	(26.0)

			2015
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits
AB Inbev	(55.3)	-	(35.5)
AB Package	-	-	-
AB USA	(124.9)	49.0	(288.1)
Cervecería Modelo	(257.7)	1.1	(52.9)
InBev	(73.3)	0.1	-
Modelo	(356.9)	-	-
Others	(74.0)	0.6	(1.1)
	(942.1)	50.8	(377.6)

				2014
Company	Buying / Service fees / Rentals	Sales	Royalties / Benefits	Net finance cost
AB Inbev	(41.0)	-	(24.4)	-
AB Package	(16.2)	-	-	-
AB USA	(87.2)	31.2	(228.4)	-
Cervecería Modelo	-	-	(33.1)	-
InBev	(50.7)	-	-	-
ITW International	-	-	-	(3.7)
Modelo	(208.6)	-	-	-
Others	(36.0)	2.5	(1.6)	-
	(439.6)	33.7	(287.5)	(3.7)

Denomination used in the tables above:

Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Ambrew S.A. (“Ambrew”)
Bogotá Beer Company BBC S.A.S. (“Bogotá Beer”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Bavaria S.A. (“SAB Group”)

34.    GROUP COMPANIES

Listed below are the main group companies.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G Charcas 5160 – Buenos Aires	99,75%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85,67%

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Consolidating company

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100,00%

CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula – Jaguariúna – SP	100,00%

CERVEJARIA Z.X. Avenida Antarctica, 1.891, Fazenda Santa Ursula – Jaguariúna - SP	86,42%

Canada
LABATT BREWING COMPANY LIMITED 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100,00%

Chile
CERVECERIA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Comuna de Quilicura - Santiago	100,00%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	55,00%

Espanha
JALUA SPAIN, S.L. Juan Vara Terán, 14 – Ilhas Canárias	100,00%
Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Sennngerberg	100,00%
Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA KM 122 Ruta al Atlantico – C.P 01012 Teculutan, Zacapa	50,00%

Paraguay
CERVECERIA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87,35%

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100,00%

CERVECERIA Y MALTERIA PAYSSANDÚ S.A. Rambla Baltasar Brum, 2.933 – 11800 - Payssandu	99,93%

MONTHIERS SOCIEDAD ANÓNIMA Cesar Cortinas, 2.037 - Montevideo	100,00%
Panama
Cervecería Nacional S. de R.L. Planta Pasadena, vía Ricardo J Alfaro y Simón Bolívar, ciudad de Panamá, Rep. De Panamá	100,00%

35.    INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.