Form 20-F/A
period 2016-12-31
AMBEV S.A.
filed 2017-05-31
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F/A

(Amendment No. 1)

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
Yes X No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes No
* This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X	Accelerated filer	Non-accelerated filer	Emerging growth company

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:
U.S. GAAP	International Financial Reporting Standards as issued by the International Accounting Standards Board X	Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A
Item 17 Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes No X

Explanatory Note

This Amendment No. 1 on Form 20-F/A (this “Amendment No. 1”) to our annual report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission on March 22, 2017 (the “2016 Form 20-F”), is filed to amend and restate “Item 15. Control and Procedures” of Part I of the 2016 Form 20-F. In the amended and restated “Item 15(B). Management’s Annual Report on Internal Control over Financial Reporting”, we inserted the following additional paragraph:

“Based on the aforementioned material weakness, our management concluded that the Company’s system of internal control over financial reporting was not effective as of December 31, 2016.”

Pursuant to Rule 12b-15 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 12b‑15”), we have included the entire text of Item 15 of the Form 20-F in this Amendment No. 1. However, there have been no changes to the text of such item other than the changes stated in the immediately preceding paragraph.

Pursuant to Rule 12b-15, new certifications by our chief executive officer and chief financial officer are being filed as exhibits to this Amendment No. 1. The amended “Item 19. Exhibits” of Part III of the 2016 Form 20‑F is included in this Amendment No. 1.

This Amendment No. 1 speaks as of the filing date of the 2016 Form 20-F on March 22, 2017. Other than as described above, this Amendment No. 1 does not, and does not purport to, amend, update or restate any other information or disclosure included in the 2016 Form 20-F or reflect any events that have occurred after the filing of the 2016 Form 20-F on March 22, 2017.

TABLE OF CONTENTS

		Page

ITEM 15	CONTROLS AND PROCEDURES	2
ITEM 19	EXHIBITS	4

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

 2

The material weakness in internal control over financial reporting that our management identified relates to our management’s review controls and other controls over the accounting and presentation of complex, non-routine transactions that were not adequately designed and documented. In 2016, the complex, non-routine transaction that exposed the material weakness was a stock swap recorded in the last quarter of 2016 as a result of the agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI agreed to transfer SABMiller’s Panamanian business to us. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances” of the 2016 Form 20-F. Specifically, our management identified that our controls lacked sufficient specificity and a formal plan detailing the extent of procedures to be performed to ensure sufficient consideration of the evaluation of all relevant accounting standards and practices and to address the completeness and accuracy of key assumptions and other data used in the analysis of the transactions important to the underlying accounting and presentation.The material weakness described above did not result in misstatements to our consolidated financial statements and, accordingly, no adjustments are required to our financial statements as a result of such weakness. However, these deficiencies create a reasonable possibility that a material misstatement to the consolidated financial statements will not be prevented or detected on a timely basis.

Based on the aforementioned material weakness, our management concluded that the Company’s system of internal control over financial reporting was not effective as of December 31, 2016.

Remediation Plan for the Material Weakness

Our management is actively engaged in the planning for, and implementation of, remediation efforts to address the material weakness identified specifically relating to the accounting and presentation of complex, non-routine transactions. Our management will undertake the following changes to remediate the material weakness described above:

•         strengthen the detailed framework for the treatment of such complex non-routine transaction;

•         formalize all the required steps to be taken in connection with the analysis of the applicable accounting practices for such transactions; and

•         formalize the other procedures to be undertaken when reviewing the key assumptions and other data relating to complex, non-routine that may impact the accounting record of such transactions.

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

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2016, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on management’s assessment of internal control over financial reporting are included in our audited consolidated financial statements included in the 2016 Form 20-F. Their report on management’s assessment of internal control over financial reporting expresses an adverse opinion on the effectiveness of our internal control over financial reporting as of December 31, 2016.

D.            Changes in Internal Control over Financial Reporting

During the period covered by the 2016 Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

 3

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

 4

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

8.1*	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 (English-language translation) (incorporated by reference to Exhibit 11.1 to Form 20-F filed by Ambev on March 25, 2014).
11.2.

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014 and on March 28, 2016 (English-language translation) (incorporated by reference).

12.1**	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2**	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1**	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2**	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

*  Previously filed as an exhibit to the annual report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commision on March 22, 2017.

**  Filed herewith.

 5

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 on Form 20-F/A on its behalf.

AMBEV S.A.

By: /s/ Bernardo Pinto Paiva Name: Bernardo Pinto Paiva Title: Chief Executive Officer

By: /s/ Ricardo Rittes de Oliveira Silva Name: Ricardo Rittes de Oliveira Silva Title: Chief Financial Officer

Date: May 30, 2017.

Exhibit 12.1

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

I, Bernardo Pinto Paiva, certify that:

1.I have reviewed the annual report on Form 20-F, as amended by Amendment No. 1 thereto, of Ambev S.A. (the “Company”);

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s Board of Directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: May 30, 2017.	/s/ Bernardo Pinto Paiva Name: Bernardo Pinto Paiva Title: Chief Executive Officer

Exhibit 12.2

PRINCIPAL FINANCIAL OFFICER CERTIFICATION

I, Ricardo Rittes de Oliveira Silva, certify that:

1.have reviewed the annual report on Form 20-F, as amended by Amendment No. 1 thereto, of Ambev S.A. (the “Company”);

2.Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the Company as of, and for, the periods presented in this report;

4.The Company’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company and have:

(a)Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the Company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)Evaluated the effectiveness of the Company’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)Disclosed in this report any change in the Company’s internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting; and

5.The Company’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the Company’s auditors and the audit committee of Company’s Board of Directors (or persons performing the equivalent functions):

(a)All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information; and

(b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

Date: May 30, 2017.	/s/ Ricardo Rittes de Oliveira Silva Name: Ricardo Rittes de Oliveira Silva Title: Chief Financial Officer

Exhibit 13.1

Certification of the Principal Executive Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

In connection with the annual report of Ambev S.A. (the “Company”) on Form 20-F for the year ended December 31, 2016, as amended by Amendment No. 1 thereto, as filed with the Securities and Exchange Commission on the date hereof, or the Report, I, Bernardo Pinto Paiva, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 30, 2017.	/s/ Bernardo Pinto Paiva Name: Bernardo Pinto Paiva Title: Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 13.2

Certification of the Principal Financial Officer
Pursuant to 18 U.S.C. Section 1350,
As Adopted Pursuant to Section 906 of the Sarbanes - Oxley Act of 2002

In connection with the annual report of Ambev S.A. (the “Company”) on Form 20-F for the year ended December 31, 2016, as amended by Amendment No. 1 thereto, as filed with the Securities and Exchange Commission on the date hereof, or the Report, I, Ricardo Rittes de Oliveira Silva, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to Section 906 of the Sarbanes–Oxley Act of 2002, that:

(1)The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m(a) or 78o(d)); and

(2)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: May 30, 2017.	/s/ Ricardo Rittes de Oliveira Silva Name: Ricardo Rittes de Oliveira Silva Title: Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.