Form 20-F
period 2017-12-31
AMBEV S.A.
filed 2018-03-19
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2017

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
e-mail: ir@ambev.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares,	New York Stock Exchange
evidenced by American Depositary
Receipts, each representing
1 (one) common share*,
no par value

*      Not for trading, but in connection with the registration of American Depositary Shares, pursuant to the         requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,710,221,382 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒  No 

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes  No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No 

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).*

Yes  No 

* This requirement does not apply to the registrant in respect of this filing.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company.  See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒              Accelerated filer             Non-accelerated filer                     Emerging growth company 

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. 

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP 	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other 

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. N/A

Item 17   Item 18 

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes  No ☒

INTRODUCTION

This annual report on Form 20-F relates to the registered American Depositary Shares, or ADSs, of Ambev S.A., or Ambev, evidenced by American Depositary Receipts, or ADRs, each representing one common share, no par value, of Ambev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Ambev,” “we,” “us” and “our” refers to Ambev S.A. and its subsidiaries and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it.  All references to “Old Ambev” refer to Companhia de Bebidas das Américas – Ambev, our former subsidiary that had common and preferred shares listed on the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or the B3 (previously named as BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), and common and preferred ADSs listed on the New York Stock Exchange, or the NYSE, and that was merged out of existence with and into us in January 2014.  All references to NAB are to the non-alcoholic beverages in our portfolio other than non-alcoholic beer.  All references to “Brazil” are to the Federative Republic of Brazil, unless the context otherwise requires.  All references to the “Brazilian government” are to the federal government of Brazil.  All references to percent ownership interests in Ambev do not take into account treasury shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB.  The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2017, 2016 and 2015 and for the three years ended December 31, 2017, included elsewhere in this document.  Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation.  Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, volumes, as used in this annual report on Form 20-F, include both beer (including near-beer) and NAB volumes. In addition, unless otherwise specified, our volumes refer not only to the brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting. In addition, market share data contained in this annual report on Form 20-F refers to volumes sold.

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

We maintain our books and records in reais.  However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2017 of R$3.308 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period.  We have also translated some amounts from U.S. dollars and Canadian dollars into reais.  All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Rate Information—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

•         global political and economic developments;

•         changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

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

•         inflation, appreciation, depreciation and devaluation of the real;

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

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended December 31, 2017, 2016, 2015, 2014 and 2013 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2017	2016	2015	2014	2013(1)
					(restated)
	(in R$ million)
Net sales	47,899.3	45,602.6	46,720.2	38,079.8	35,079.1
Cost of sales	(18,041.8)	(16,678.0)	(16,061.4)	(12,814.6)	(11,572.5)
Gross profit	29,857.5	28,924.6	30,658.8	25,265.2	23,506.6
Sales, marketing and distribution expenses	(11,915.5)	(12,010.5)	(11,177.9)	(9,158.8)	(8,059.9)
Administrative expenses	(2,623.8)	(2,166.1)	(2,281.3)	(1,820.0)	(1,748.3)
Other operating income/(expense)	1,217.3	1,223.1	1,936.1	1,629.2	1,761.6
Exceptional items	(108.7)	1,134.3	(357.2)	(89.0)	(29.2)
Income from operations	16,426.8	17,105.4	18,778.5	15,826.6	15,430.8
Net finance cost	(3,493.9)	(3,702.0)	(2,268.2)	(1,475.4)	(1,561.4)
Share of results of associates	(3.1)	(5.0)	3.1	17.4	11.4
Income tax expense	(5,079.3)	(315.0)	(3,634.2)	(2,006.6)	(2,481.4)
Net Income	7,850.5	13,083.4	12,879.2	12,362.0	11,399.4
Attributable to:
Equity holders of Ambev	7,332.0	12,546.6	12,423.8	12,065.5	9,557.3
Non-controlling interests	518.5	536.8	455.4	296.5	1,842.1

(1)     We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco Brewing Inc., or Cerbuco, the holding company that owns a controlling interest in Bucanero S.A., or Bucanero, consistent with the accounting policy for business combinations between entities under common control.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2017	2016	2015	2014	2013(1)
					(restated)
	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(2):
- Basic	0.47	0.80	0.79	0.77	0.75
- Diluted	0.46	0.79	0.79	0.76	0.75
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(3):
- Basic (R$)	0.56	0.66	0.73	0.77	0.58
- Basic (US$)	0.17	0.20	0.19	0.29	0.25
Weighted average number of shares (million shares)(4):
- Basic	15,706	15,697	15,696	15,683	12,678
- Diluted	15,838	15,823	15,820	15,820	12,824

(1)     We have applied retrospectively the predecessor basis of accounting to the January 2014 acquisition of control of Cerbuco Brewing Inc., or Cerbuco, the holding company that owns a controlling interest in Bucanero S.A., or Bucanero, consistent with the accounting policy for business combinations between entities under common control.

(2)     The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to equity holders of Ambev and by adjusting the weighted average number of shares outstanding  during the year to assume conversion of all potentially dilutive shares.

(3)     Dividend and interest on shareholders’ equity per share information was calculated based on the amount paid during the year net of withholding tax.

(4)     Ambev S.A. had 9,694 million common shares outstanding immediately after Anheuser-Busch InBev SA/NV’s, or ABI’s,  contribution of its Old Ambev common and preferred shares to Ambev S.A. in June 2013.  Later in 2013, Ambev S.A. issued another 5,969 million common shares in connection with the consummation of Old Ambev’s stock swap merger with Ambev S.A.  The Ambev S.A. common shares issued in connection with the aforementioned stock swap merger were considered from their issuance date and, therefore, represented only an additional 2,984 million common shares for purposes of calculating the weighted average number of Ambev S.A. common shares for 2013.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2017	2016	2015	2014	2013
					(restated)(1)
	(in R$ million)
Non-current assets	62,133.9	59,954.6	61,861.8	51,414.8	48,276.2
Property, plant and equipment	18,822.3	19,153.8	19,140.1	15,740.1	14,005.6
Goodwill	31,401.9	30,511.2	30,953.1	27,502.9	27,023.7
Intangible assets	4,674.7	5,245.9	5,092.2	3,754.9	3,214.0
Deferred tax assets	2,279.3	2,268.2	2,749.9	1,392.5	1,647.8
Taxes and contributions receivable	2,537.7	347.7	892.8	1,161.2	474.1
Trade and other receivables	1,999.6	1,989.9	2,191.6	1,742.0	1,797.2
Other	418.4	437.9	842.1	121.2	113.8
Current assets	24,718.0	23,886.8	28,314.5	20,728.5	20,809.0
Inventories	4,319.0	4,347.1	4,338.2	3,411.3	2,835.6
Trade and other receivables	6,662.0	5,956.8	6,946.1	5,300.2	4,749.6
Taxes and contributions receivable	3,370.6	5,423.3	3,194.9	1,581.9	1,397.0
Cash and cash equivalents	10,354.5	7,876.8	13,620.2	9,722.1	11,538.2
Investment securities	11.9	282.8	215.1	713.0	288.6
Total assets	86,851.9	83,841.4	90,176.3	72,143.3	69,085.2

Shareholders’ equity	47,982.8	46,651.3	50,333.7	43,644.7	44,224.7
Equity attributable to equity holders of Ambev	46,008.8	44,825.0	48,331.9	42,221.6	42,992.5
Non-controlling interests	1,974.0	1,826.3	2,001.8	1,423.1	1,232.2
Non-current liabilities	10,180.6	8,416.5	9,700.7	6,673.8	7,507.8
Interest-bearing loans and borrowings	1,231.9	1,765.7	2,316.9	1,634.6	1,865.2
Employee benefits	2,310.7	2,137.7	2,221.9	1,757.0	1,558.3
Deferred tax liabilities	2,329.2	2,329.7	2,473.6	1,737.6	2,095.7
Taxes and contributions payable	3,189.6	681.4	910.0	610.9	883.0
Trade and other payables	606.6	736.6	1,278.8	390.5	673.9
Provisions	512.6	765.4	499.5	543.2	431.7
Current liabilities (2)	28,688.5	28,773.6	30,141.9	21,824.8	17,352.7
Interest-bearing loans and borrowings	1,321.1	3,630.6	1,282.6	988.1	1,040.6
Trade and other payables	21,702.8	20,692.0	24,391.6	17,054.7	13,034.8
Taxes and contributions payable	5,493.8	4,282.4	4,342.1	3,543.7	3,132.3
Provisions	169.0	168.6	123.1	139.2	145.0
Bank overdraft	1.8	0.0	2.5	99.1	0.0
Total shareholders’ equity and liabilities	86,851.9	83,841.4	90,176.3	72,143.3	69,085.2

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

Other Data

	As at and for the Year Ended December 31,
	2017	2016	2015	2014	2013(1)
					(restated)
	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(2)	(3,970.5)	(4,886.8)	(1,827.4)	(1,096.3)	3,456.3
Cash dividends and interest on shareholders’ equity paid	8,819.8	10,330.6	11,490.2	12,059.6	7,333.7
Depreciation and amortization(3)	3,612.1	3,512.0	3,074.6	2,392.5	2,105.1
Capital expenditures(4)	3,203.6	4,132.7	5,261.2	4,493.1	3,810.3
Operating cash flows - generated(5)	17,874.1	12,344.4	23,580.8	15,895.7	15,314.8
Investing cash flows - used(5)	(3,073.0)	(5,898.0)	(5,997.0)	(4,768.0)	(3,811.3)
Financing cash flows - used(5)	(12,864.2)	(11,645.1)	(15,327.9)	(13,143.8)	(9,506.7)
Other Operating Data:
Total production capacity - million hl(6)	276.5	280.4	269.9	292.3	280.4
Total volume sold - million hl(7)	162.8	159.8	169.1	171.7	166.5
Number of employees(8)	51,432	53,250	52,738	51,871	53,581

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

The real may depreciate or appreciate against the U.S. dollar substantially. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate—Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real relative to other currencies, including the U.S. dollar, may adversely affect our financial performance.”

The following table sets forth the selling exchange rate, expressed in reais per U.S. dollar, for the periods indicated.  The information in the “Average” column represents the average of the exchange rates on the last day of each month during the periods presented below.

	Reais per U.S. Dollar
Year	High	Low	Average	Period End
2013	2.446	1.953	2.174	2.343
2014	2.740	2.197	2.360	2.656
2015	4.195	2.575	3.388	3.905
2016	4.156	3.119	3.483	3.259
2017	3.381	3.051	3.193	3.308

Source:  Central Bank.

	Reais per U.S. Dollar
Month	High	Low	Average	Period End
September 2017	3.193	3.085	3.135	3.168
October 2017	3.280	3.132	3.191	3.277
November 2017	3.292	3.214	3.259	3.262
December 2017	3.333	3.232	3.292	3.308
January 201	3.270	3.139	3.211	3.162
February 2018	3.282	3.173	3.242	3.245
March 2018 (through March 6, 2018)	3.262	3.225	3.252	3.225

Source:  Central Bank.

We pay cash dividends and make other cash distributions in reais.  Accordingly, exchange rate fluctuations may affect the U.S. dollar amounts received by the holders of ADSs on conversion by the depositary of such distributions into U.S. dollars for payment to holders of ADSs.  Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of real price of our shares on the B3.  For further information on this matter see “—D. Risk Factors—Risks Relating to Our Common Shares and ADSs.”

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

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York, as depositary for the ADS programs of Ambev, or the Depositary, with respect to the ADSs to be maintained by the custodian on behalf of the Depositary, the custodian and the Depositary will be able to convert dividends and other distributions with respect to the Ambev shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.  Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.

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

Our most significant market is Brazil, which has periodically experienced rates of inflation higher then expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 5.6% in 2013, 6.2% in 2014, 11.3% in 2015, 6.6% in 2016 and 2.1% in 2017. Brazil may experience high levels of inflation in the future. While current levels of inflation are below those experienced in 2016, there can nevertheless be no assurance that levels of inflation in the future will continue the downward trend seen in 2017. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The recent economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. Weak macroeconomic conditions in Brazil are expected to continue into 2018. In addition, in the context of the various ongoing investigations into allegations of money laundering and corruption being currently conducted by Brazilian Federal and State authorities the Brazilian economy and political environment have been negatively impacted. The potential outcome of  such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability.

On August 31, 2016, following months of speculation and citizen protests throughout Brazil, the Senate approved the impeachment of president Dilma Rousseff, and she was replaced by Vice-President Michel Temer as Brazil’s new president.

President Temer and his government have been implicated in several ongoing corruption investigations and, we cannot predict, how these allegations, or any additional allegations that may rise, will affect the popular support of the government, its proposed reform agenda, Brazil’s economy and its political and social stability. In May 2017, several motions for impeachment proceedings against President Temer were filed in Congress by opposition parties following the surfacing of allegations that Mr. Temer had appeared to endorse the bribing of a jailed politician. On June 26, 2017, Brazil’s chief prosecutor initiated criminal indictment proceedings against President Temer, which were then referred to Congress for an indictment decision. On August 2, 2017, Congress decided by a majority vote against criminally indicting President Temer on these charges, and the charges were dismissed for the remainder of his term in office. On an unrelated proceeding, on June 9, 2017, the Brazilian Supreme Court decided that there was insufficient evidence to rule against President Temer and former President Rousseff on charges relating to illegal campaign financing during President Temer and former President Rousseff’s 2014 election campaign. In September 2017, Brazil’s chief prosecutor initiated new criminal indictment proceedings against President Temer, which was, as in the previous proceeding, then referred to Congress for an indictment decision.  On September 25, 2017, Congress decided by a majority vote against criminally indicting President Temer on these charges, and the charges were dismissed for the remainder of his term in office. It is possible, however, that Brazil’s chief prosecutor may bring additional charges against President Temer in the future, and if any of these charges are decided against President Temer, they could ultimately result in his removal from office.

Driven by the recent economic and political instability in Brazil, among other factors, Brazil has faced a series of economic and political difficulties since 2014, including increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real.  Moreover, the political crisis could worsen economic conditions in Brazil, which may adversely affect our results of operations and financial condition.  It is also difficult to assess the impact that the Brazilian political scenario will have in the Brazilian economy, including uncertainty regarding elections in Brazil to occur in 2018, and as a result on our future operations and financial results and on the confidence of investors and the general public.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products.  Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income.  Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations.  Moreover, the recent instability and uncertainty in the Brazilian economic and political scenario may adversely affect the demand for our products, which in turn may negatively impact our operations and financial results.

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Most of our sales are in reais; however, a relevant portion of our debt is denominated in foreign currencies, including U.S. dollars.  In addition, a significant portion of our cost of sales in 2017, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to the U.S. dollar, which was very volatile in recent years.  Therefore, any devaluation of the real when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations.  Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2017, we derived 45.0% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks to mitigate our exposure to currencies other than our operating companies’ functional currencies, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, beginning in 2011, the U.S. dollar appreciated 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against the real in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per U.S. $1.00 as of December 31, 2015.  However, the U.S. dollar depreciated 16.5% against the real in 2016, closing at R$3.259 per U.S.$1.00 as of December 31, 2016, while in 2017, the U.S. dollar appreciated 1.5% against the real in 2017, closing at R$3.308 per U.S.$1.00 as of December 31, 2017. As of March 6, 2018, the exchange rate was R$3.225 per US$1.00.

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

Moreover, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates, respectively, which will become effective in early 2018.  No assurance can be given that the Brazilian government, at both state and/or federal levels, will not consider further tax increases on beverages in the future.

In addition, the Brazilian beverage industry experiences unfair competition arising from tax evasion, which is primarily due to the high level of taxes on beverage products in Brazil.  An increase in taxes may lead to an increase in tax evasion, which could result in unfair pricing practices in the industry.  In 2008, the federal government issued regulations requiring the mandatory installation of production (volume) control systems, known as “SICOBE,” in all Brazilian beer and carbonated soft drinks, or CSD, factories in order to assist governments to fight tax evasion in the beverage industry.  Though the objective of reducing tax evasion was achieved for federal taxes, and while state governments did start using data from the SICOBE in order to identify potential state tax evasion, there was still no assurance that unfair competition arising from tax evasion was, or would be, eliminated from the Brazilian beverage industry. Nonetheless, the mandatory implementation of SICOBE was suspended in December 2016 and the Brazilian federal government and regulators are developing a new system with state-of-the-art technology, aimed to reduce costs.  Despite many discussions with the Brazilian government regarding a new system for implementation, there is not yet any agreement on this subject.

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

•         inflation;

•         investments;

•         exchange control policies;

•         employment levels and labor regulation;

•         social instability;

•         price instability;

•         energy shortages;

•         water rationing;

•         interest rates and monetary policy;

•         liquidity of domestic capital and lending markets;

•         growth or downturn of the Brazilian economy;

•         import and export controls;

•         exchange controls and restrictions on remittances abroad;

•         fiscal policy and changes in tax laws; and

•         other political, diplomatic, social and economic developments in or affecting Brazil.

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 22.5% of our consolidated results of operations in 2017.  LASI is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

For example, in the early 2000s, Argentina experienced political and economic instability.  A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation.  In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.  Additionally, in 2017 the Argentinean peso underwent a significant devaluation, losing 17.2% of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. The 2017 devaluation of the peso relative to the real, and further devaluations of the peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.  See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining holdout bondholders. The devaluation of the Argentine peso, along with inflation and weak macroeconomic conditions in Argentina, could have a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina.  Despite the election of a new presidential government that seems more committed to fiscal responsibility, our liquidity and operations and our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are implemented in the country.

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

Our participation in the Argentine beer market increased substantially following the acquisition of our interest in Quilmes Industrial Société Anonyme, or Quinsa.  Our operation in Argentina is subject to constant monitoring by Argentinean antitrust authorities.  We cannot assure you that Argentinean antitrust regulation will not affect our business in Argentina in the future.

We are subject to regulation on alcoholic and CSD beverages in the countries in which we operate.

Our business is regulated by federal, state and municipal laws and regulations.  We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.  In addition, we may also be subject to laws and regulations aimed at reducing the availability of beer and carbonated soft drink, or CSD beverages, in some of our markets to address alcohol abuse, underage drinking, health concerns and other social issues.  For example, certain Brazilian states and small municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of CSDs in schools and imposing restrictions on advertisement of alcoholic beverages.  The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.  In addition, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages.  These rules and restrictions may adversely impact our results of operations.  For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

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

In addition, on January 29, 2014, the Brazilian government enacted Law No. 12,846/13 imposing strict liability on companies for acts of corruption perpetrated by their employees, or the Brazilian Antibribery Act (Lei Anticorrupção Brasileira). According to the Brazilian Antibribery Act, companies found guilty of bribery could face fines of up to 20% of their gross annual income for the previous year or, if gross income cannot be estimated, such fines could range from R$6 thousand to R$60 million. Among other penalties, the Brazilian Antibribery Act also provides for the disgorgement of illegally obtained benefits, the suspension of corporate operations, asset confiscation and corporate dissolution. The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying a penalty under the Brazilian Antibribery Act.

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

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated significantly in 2017.  An increase in commodities prices directly affects our consolidated operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2017 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2017	Fluctuation
Aluminum (US$/ton)	2,284.00	1,685.00	1,980.13	35.5%
Sugar (US$ cents/pounds)	21.18	12.55	15.78	68.8%
Corn (US$ cents/bushel)	392.25	329.50	359.22	19.0%
Wheat (US$ cents/bushel)	539.25	387.25	435.76	39.3%
PET (US$/ton)	1,045.63	892.50	970.91	17.2%

 Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (formerly CMAI).

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev SA/NV, or ABI, resulting in adverse limitations to our operations.

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

We compete with both brewers and other beverages companies and our products compete with other beverages. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate, and competition is expected to increase further as the trend towards consolidation among companies in the beverage industry continues.

Concurrently, competition in the beverage industry is expanding and the market is becoming more fragmented, complex and sophisticated as consumer preferences and tastes evolve. Competition may divert consumers and customers from our products.  Competition in our various markets could cause us to reduce pricing, increase capital investment, increase marketing and other expenditures, prevent us from increasing prices to recover higher costs, and thereby cause us to reduce margins or lose market share.  Any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.  Innovation faces inherent risks, and the new products we introduce may not be successful, while competitors may be able to respond more quickly than we can to emerging trends.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 45.0% (R$21.5 billion) of our total net revenues of R$47.9 billion in 2017 came from our foreign subsidiaries.  In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality‑control programs for primary materials, the production process and our final products.  We have established procedures to correct issues or concerns that are detected.

In the event that any failure to comply with accepted food safety and regulatory standards (such as a contamination or a defect) does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Although we maintain insurance policies against certain product liability (but not product recall) risks, we may not be able to enforce our rights in respect of these policies, and, in the event that a contamination or defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

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

We rely on third‑party suppliers for a range of raw materials for our beer and non-beer products, and for packaging material, including aluminum cans, glass, kegs and PET bottles.  We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed‑price arrangements.  We have a limited number of suppliers of aluminum cans, glass and PET bottles.  Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies.  Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material adverse effect on our business, results of operations, cash flows or financial condition.

For certain packaging supplies, raw materials and commodities, we rely on a small number of important suppliers.  If these suppliers became unable to continue to meet our requirements, and we are unable to develop alternative sources of supply, our operations and financial results could be adversely affected.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and notes 26 and 30 to our audited consolidated financial statements as of and for December 31, 2017, included elsewhere in this annual report, for a description of our material litigation contingencies.  Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.

Our tax contingency has grown in recent years mainly because their principal amount is adjusted on a monthly basis in accordance with the SELIC rate and because of the highly litigious environment in Brazil in connection with tax disputes. Such environment is caused, among other reasons, by the highly complex tax legislation in Brazil, which in many instances reduces certainty of interpretation, as well as impossibility of out of court settlements between the Brazilian IRS and taxpayers. As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company will be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees or bank deposits. We will continue to vigorously defend our position in connection with such disputes and we may take, as we have done in the past, the benefit of tax amnesty programs that from time to time are issued by the Federal or State Governments.

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

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner.  Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States.  Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

In January 2014, one of our wholly-owned subsidiaries acquired from ABI, a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba.  We have the right to appoint the general manager of Bucanero.  Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2017, Bucanero sold 1.8 million hectoliters of beer, representing about 1.0% of our total volume of 162.8 million hectoliters for the year.  Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba.  These sanctions were strengthened by the Trump administration through a National Security Presidential Memorandum, issued on June 16, 2017, that, among other things, introduced prohibitions on certain financial transactions with certain entities and sub-entities identified by the U.S. Department of State. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

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

Also, the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.  Although this section of the Helms-Burton Act is currently suspended by discretionary presidential action, the suspension may not continue in the future.  Claims accrue notwithstanding the suspension and may be asserted if the suspension is discontinued.  The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families.  In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of us.  Although ABI and we have attempted to review and evaluate the validity of the claim, due to the uncertain underlying circumstances, we are currently unable to express a view as to the validity of such claim or as to the claimants’ standing to pursue it.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers attacks or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, loss of customers, operations disruptions, or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. These or other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2017.

ABI indirectly held shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2017.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, or the Ambev Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of Messrs. Jorge Paulo Lemann, Marcel Herrmann Telles and Carlos Alberto da Veiga Sicupira, or BRC, and the founding families that were the former controlling shareholders of Interbrew N.V./S.A. (as ABI was then called), or the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

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

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of Ambev’s ADS program, or the Depositary, has in Brazil, which permits it to convert dividends and other distributions with respect to the Ambev common shares underlying the Ambev ADSs into foreign currency and remit the proceeds of such conversion abroad.  If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you will be entitled to rely on the Depositary’s foreign capital registration for only five business days from the date of such exchange.  After this five business day period, you will not be able to remit abroad non-Brazilian currency unless you obtain your own foreign capital registration.  In addition, gains with respect to Ambev common shares will be subject to a less favorable tax treatment unless you obtain your own certificate of foreign capital registration or register your investment in the Ambev common shares with the Central Bank pursuant to Resolution No. 4,373.  For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—A. Selected Financial Data—Exchange Rate Information—Exchange Controls.”  For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

Our status as a foreign private issuer allows us to follow Brazilian corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.

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

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil.  In addition, substantially all of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or those persons within the United States or other jurisdictions outside Brazil or to efficiently enforce against us or them judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain formal and procedural conditions are met (including non-violation of Brazilian national sovereignty, public policy and “good morals”), holders of our ADSs may face greater difficulties in protecting their interests in the context of legal, corporate or other disputes between them and us, our directors and/or our executive officers than would shareholders of a U.S. corporation.  In addition, a plaintiff (whether or not Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment.  The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge.  This requirement does not apply to (i) the enforcement of debt instruments or awards, including foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça); (ii) counterclaims; and (iii) circumstances where the plaintiff or other intervening parties (regardless of citizenship) resides in a country that is a party to a treaty in force in Brazil that establishes that no security, bond or deposit of any kind is required by reason only of their foreign nationality (e.g., the Hague Convention on International Access to Justice).  Furthermore, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to produce effects in Brazil. As to arbitral awards issued in the United States, it is important to note that Brazil has ratified the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (Decree No. 4311/2002), and arbitral awards rendered outside of the Brazilian territory are enforceable if the requirements provided by such treaty are fulfilled, and the arbitral award is previously recognized by the Brazilian Superior Court of Justice.

Judgments of Brazilian courts with respect to our shares will be payable only in reais.

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than reais.  Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Central Bank, in effect on the date of the effective payment.  The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our common shares.

ITEM 4.                INFORMATION ON THE COMPANY

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530‑001, São Paulo, SP, Brazil, and its telephone number and email are: +55 (11) 2122-1414 and ir@ambev.com.br.

A.            History and Development of the Company

Overview

We are the successor of Brahma and Antarctica, two of the oldest brewers in Brazil.  Antarctica was founded in 1885.  Brahma was founded in 1888 as Villiger & Cia.  The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma.  However, the legal entity that has become Ambev S.A., the current NYSE- and B3-listed company, was incorporated on July 8, 2005 as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Old Ambev.  Until the stock swap merger of Old Ambev with Ambev S.A. approved in July 2013 (see “—Stock Swap Merger of Old Ambev with Ambev S.A.”), Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

In the mid-1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including the South America, Central America and the Caribbean.

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil, and since then we have been distributing these products throughout that country.  In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay and the Dominican Republic.  See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

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

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company Limited, or Labatt, one of the leading brewers in Canada, into us.  At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V.  After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev SA/NV) and became our majority shareholder through subsidiaries and holding companies. (see “—The InBev-Ambev Transactions”).

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

In May 2016, we entered into an agreement with ABI, pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI has agreed to transfer ABI SAB Group Holding Limited’s (formerly SABMiller Limited and prior to that SABMiller plc), or SAB, Panamanian business to us. While ABI is our indirect controlling shareholder, the transaction was conducted at arms’ length on standard market terms, including having received a fairness opinion from Rothschild & Sons (Brazil).  Other than post-closing debt and/or cash adjustments, the transaction did not involve any cash payments and involved an exchange of shares of the aforementioned entities. The transaction was conditioned on the successful closing of the SAB and ABI merger, which closed in the fourth quarter of 2016. As a result of this transaction, on December 31, 2016, we ceased operations in Colombia, Peru and Ecuador and commenced operations in the beverages market of Panama.

In December 2016, we acquired Cachoeiras de Macacu Bebidas Ltda. from Brasil Kirin Industria de Bebidas Ltda., a company that owns an operating industrial plant for the production and packaging of beer and non-alcoholic beverages in the State of Rio de Janeiro.

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI will license to Quilmes in perpetuity the Budweiser brand, among other North American brands, in Argentina upon ABI’s recovery of the distribution rights to such brands from CCU. The closing of the transaction is subject to the analysis and validation by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main documents that will be executed at the closing and other customary closing conditions. Rothschild acted as our exclusive financial advisor.

In December 2017, E. León Jimenes, S.A., or ELJ, the other shareholder together with us in Tenedora CND, S.A., or Tenedora – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised, in accordance with the shareholders’ agreement of Tenedora, its put option in connection with shares representing 30% of Tenedora’s capital stock.  The transaction was subject to certain conditions precedent and closed on January 18, 2018.  As a result of the partial exercise of such put option, at closing we paid to ELJ the amount of US$926.5 million and became the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In addition, in light of the strategic importance of the alliance with ELJ, our Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to us to become exercisable.

For further information on these and other acquisitions, divestments and strategic alliances, please see notes 1 to our audited financial statements as of and for the year ended December 31, 2017.

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

We conduct our operations through three business segments, as follows:

•         Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the NAB sales division), and our Central America and the Caribbean, or CAC, operations, which in the past we referred to as “HILA-Ex” operations, that currently includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua) Barbados and Panama;

•         Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile; and

•         Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2017:

An analysis of our consolidated net sales by business segment is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2017		2016		2015
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Latin America North	31,086.0	64.9%	28,927.8	63.4%	29,654.9	63.5%
Brazil	26,353.0	55.0%	24,954.6	54.7%	26,326.1	56.4%
Beer Brazil	22,509.3	47.0%	21,173.1	46.4%	22,441.3	48.1%
NAB	3,843.7	8.0%	3,781.5	8.3%	3,884.8	8.3%
CAC	4,733.0	9.9%	3,973.2	8.7%	3,328.8	7.1%
Latin America South	10,769.7	22.5%	10,212.9	22.4%	11,255.6	24.1%
Canada	6,043.5	12.6%	6,461.9	14.2%	5,809.7	12.4%
Total	47,899.3	100.0%	45,602.6	100.0%	46,720.2	100.0%

An analysis of our sales volume by business segment is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2017		2016		2015
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Latin America North	118,631.8	72.9%	116,632.7	73.0%	123,463.4	73.0%
Brazil	106,360.0	65.3%	106,961.4	66.9%	114,354.2	67.6%
Beer Brazil	80,233.6	49.3%	79,670.1	49.8%	85,330.9	50.5%
NAB	26,126.4	16.0%	27,291.3	17.1%	29,023.3	17.2%
CAC	12,271.8	7.5%	9,671.3	6.1%	9,109.2	5.4%
Latin America South	34,062.0	20.9%	32,934.5	20.6%	35,914.5	21.2%
Canada	10,135.7	6.2%	10,254.5	6.4%	9,700.3	5.7%
Total	162,829.4	100.0%	159,821.6	100.0%	169,078.2	100.0%

Business Strategy

We aim to continuously create value for our stockholders.  The main components of our strategy are:

•         our people and culture;

•         our growth platforms;

•         building strong brands;

•         excellence in route to market;

•         quality of our products;

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

Growth Platforms

We are constantly seeking sustainable long term growth.  For instance, in Brazil we have focused our efforts behind our main growth platforms, as follows:

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

•

Accelerate Premium: premium volumes have been growing above mainstream in Brazil and there is a significant opportunity to accelerate this growth and to increase even further the weight of premium volumes within beer.  At Ambev, we are working towards leading this growth through our wide-ranging portfolio of domestic and global premium brands and by improving our route to market execution;

•

At Home: by better understanding consumption habits in our consumers’ own homes, we are able to capture significant volume opportunities through new liquids, new packaging or even new selling models, such as Emporiodacerveja.com.br, the biggest beer ecommerce in Brazil.  There is also significant room to enhance the beer category execution in different retail formats and regions in Brazil, including the opportunity to increase the penetration of returnable glass bottles in the off-trade channel, driving affordability in a profitable way; and

•

Out of Home: having a beer at a boteco, a traditional type of bar in Brazil, continues to be a strong part of Brazilian culture and part of Brazilian consumers’ day-to-day lives.  We deliver our brands to almost one million points of sale in Brazil, mainly botecos, through our unique distribution system, always looking for ways to improve our execution and better serve our clients.  Along with that, we are constantly seeking ways to perfect the “out-of-home” experience to consumers, through different initiatives such as with, among others: Curtisom, our micro events platform, based on itinerant music stages developed for one night concerts at different bars every night; expansion of one liter returnable glass bottles, driving affordability to consumers; and the improvement of the point of sales, including the distribution of new coolers and trade materials;

•

Excellence in Client Services: as a service-oriented company, we acknowledge that enhancing our relationship with our clients is an important lever to drive sustainable growth and, thus, a consistent evolution of our route to market and of our service level is at the core of our priorities.

•

Better World: We dream of bringing people together for a better world. A dream that begins at the moments of celebration involving our beverages and is translated into five fronts where we believe we can contribute and make a greater impact: water, renewables & carbon, agriculture, circular packaging and smart drinking. To achieve our targets, we expanded our partnerships and involved our people. We engaged suppliers, customers and consumers to generate and share value. For instance, in the beginning of 2017, we launched AMA, a mineral water from which 100% of the profit goes to projects for access to potable water in the semi-arid region of Brazil, which has already benefited more than 6,000 people in one year. We also acted in road safety projects in partnership with the State of São Paulo and the Federal District government to develop a traffic accident information management system with digital reports that provide precise data on traffic accidents and information on the victims affected in the state on a monthly basis. We believe this allows the relevant authorities to make better informed decisions, such as repositioning police road checks, ordering the paving of specific stretches of roads and developing accident reduction plans.  We estimate that we have saved more than approximately 550 lives in both road safety projects.

Quality of our Products

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique portfolio of high quality beers designed to satisfy different needs and tastes across different occasions.  We also produce a number of non-alcoholic products, such as soft drinks, energy drinks and juices. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards.  Our R&D team is also constantly working to enhance our production process and the quality of our products.

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

	2017 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Latin America North	25.5%	21.9%	23.4%	29.2%
Brazil	25.9%	21.6%	23.2%	29.4%
Beer Brazil	25.6%	21.7%	23.0%	29.6%
NAB	26.6%	21.2%	23.7%	28.5%
CAC	22.8%	24.2%	25.2%	27.9%
Latin America South	26.7%	19.8%	22.9%	30.6%
Canada	19.0%	29.5%	28.3%	23.2%
Total	25.4%	21.9%	23.6%	29.1%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian Beer Market

In Brazil, beer is predominantly sold in bars for on-premise consumption, in standardized, returnable 600-milliliter glass bottles.  The second favored packaging presentation is the 350-milliliter one-way aluminum can, which is predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2017 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major brands: Skol, Brahma and Antarctica.  Our closest competitors in Brazil are: Heineken, particularly following its May 2017 acquisition of Brasil Kirin operations, and Cervejaria Petrópolis.

Distribution represents an important feature in this market, as the retail channel is fragmented into almost one million points of sale.  Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 148 operations, and (2) our proprietary direct distribution system, involving more than 107 distribution centers spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy.”

Near-Beer

Some of our recent innovations have stretched beyond typical beer consumption occasions, such as Skol Beats Senses, Skol Beats Spirit and Skol Beats Secret, which are sweeter beverages with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer. These innovations are designed to grow the near-beer category and improve our market share of beverage categories other than beer, by addressing changing consumer trends and preferences.  In 2017, this segment consisting of Skol Beats Senses, Skol Beats Spirit and Skol Beats Secrets accounted for 0.7% of our total beer volume in Brazil, while, according to our estimates, Brahma 0.0% is the leader in the Brazilian non-alcoholic beer segment and represents another 1.0%  of our total beer volumes in the country.

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices and ready-to-drink teas.  The CSD segment is the most significant to our business representing approximately 61% of the volumes of our NAB unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 52% of the market in 2017), (2) guaraná, (3) orange, and (4) lime.  Most CSDs in Brazil are sold in supermarkets in two-liter non- returnable PET bottles for in-home consumption.  The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company.  In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.”  The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola.  Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo.  Our NAB portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the flavored water market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion, a proprietary brand that is today the third largest brand in the energy drinks segment in Brazil. Also in 2016, we acquired the Brazilian juice company “Do Bem,” which enjoys brand strength in health and wellness categories.

Our NAB products are sold in Brazil through the same distribution system used for beer.

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the returnable, 12 ounce and 1-liter glass bottles, and the 12 ounce and the 16 ounce cans.  Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 3.8 million hectoliters in 2017.

In El Salvador, Honduras and Nicaragua, we are currently selling imported brands, and our main packaging presentation is the returnable one-liter glass bottle.

Specifically in Nicaragua, our main competitor is Compañía Cervecera de Nicaragua, the market leader, which is a joint venture between Guatemala's Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica

In all of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands in Central America, which are distributed through the CBC distribution system, jointly with CBC’s CSD portfolio.

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI has agreed to transfer SAB's Panamanian business to us. We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. The main packaging presentation are 285-milliliter bottles and 355-milliliter cans and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. The main competitor in the Panamanian beer market is Baru. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12 ounce can.  Our main competitor in Cuba is State Brewery.  We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 2.8 million hectoliters in 2017.

In the Dominican Republic, the annual sales volume of the beer market was 4.1 million hectoliters in 2017, according to our estimates.  The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores.  We currently lead the beer market in the Dominican Republic after our acquisition of CND,  with leading portfolio brands such as Presidente, Brahma Light, President Light, Bohemia, The One, Corona, Stella Artois and Budweiser.  Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.2 million hectoliters in 2017, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The growth in the Barbados beer market in the past several years had been driven by imported and domestic value brands. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 4.9 million hectoliters in 2017.  The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores.  The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low price strategy.  We are currently the third player in that market.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola and Seven Up, all of which are marketed under an exclusive bottling agreement with PepsiCo.  Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

In Barbados, the annual sales volume of the CSD market was 0.2 million hectoliters in 2017, according to our estimates. Barbados Bottling Co. Ltd., a wholly owned subsidiary of BHL, is currently the market leader for CSD, according to our estimates. BHL produces and distributes Coke and its allied brands under franchise along with own proprietary brand Frutee, which is comprised of ten flavors. BHL, through other subsidiaries, also produces and commercializes juices and dairy products in Barbados.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 300 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 18.6 million hectoliters in 2017.  With a population of approximately 44 million, Argentina is Latin America South’s largest and most important beer market.

Beer consumption in Argentina has declined in recent years, but experienced an increase in 2017, reaching an annual per capita consumption of 42.4 liters, which represents a 4.8% growth compared to previous year.  Since 2000, beer has become the number one selling alcoholic beverage in Argentina in terms of hectoliters sold, according to our estimates.

In Argentina, 33% of our beer volume is distributed directly by us and 67% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 81% of our sales in 2017.

According to our estimates, on-premise consumption represented 15% of beer volumes in Argentina in 2017, and supermarkets sales represented 13% of beer volumes.  The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Clásica, Brahma and Stella Artois.  According to Nielsen, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2017, annual sales volume of the Argentine CSD market was 43.4 million hectoliters.  In Argentina, 51% of our CSD volume is distributed directly by us and 49% is distributed through exclusive third-party distributors.  Non-returnable bottles represented 90% of our CSD sales in Argentina in 2017.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi.  According to Nielsen, we were second in the Argentine CSD market in 2017, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.3 million hectoliters in 2017.  The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 3% of our beer volumes is directly distributed by us and 97% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 48% of our sales in 2017.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari.  We are the leading beer producer in Bolivia, according to Nielsen.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2017, the annual sales volume of the Bolivian CSD market was 13.5 million  hectoliters. Of our total CSD volumes in Bolivia in 2017, 45% was directly distributed by us and 55% was distributed through exclusive third-party distributors, while 99% of our CSD sales in that country in 2017 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 8.8 million hectoliters in 2017.  Beer consumption in Chile has increased every year since 2009.  Our most important beer brands in Chile are Becker, Corona, Báltica and Stella Artois.

We are the second beer producers in Chile, according to Nielsen, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 4.3 million hectoliters in 2017, excluding contraband.

The market for beer in Paraguay has traditionally distinguished itself from those in the southern cone countries in certain respects because (1) beer has not faced significant competition from wine as an alternative alcoholic beverage; (2) the domestic beer market has faced significant competition from imported brands, which accounted for a far higher market share in Paraguay than in neighboring countries; and (3) the seasonality of our products is lower due to warmer conditions throughout the year.

In Paraguay, 71% of our beer volumes is directly distributed by us and 29% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the can, which accounted for 48% of our sales in 2017.

Our most important beer brands in Paraguay are Brahma and Ouro Fino, with a leader market position in the country in 2017, according to our estimates.  We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.1 million hectoliters in 2017.  Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 24% of our beer volumes is directly distributed by us and 76% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 72% of our sales in 2017.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader market position in 2017, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2017, the annual sales volume of the Uruguayan CSD market was 3.5 million hectoliters.

In Uruguay, 36% of our CSD volume is directly distributed by us and 64% is distributed through exclusive third-party distributors.  Non-returnable bottles accounted for 89% of our sales in that country in 2017.  Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada - Labatt

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands, and exports the Kokanee beer brand to the United States.

According to our estimates, Labatt is the market leader in the Canadian beer market.  The main packaging presentation in that country are the returnable, 341-milliliter glass bottle, and the 355-milliliter aluminum can, which are predominantly sold in privately owned and government-owned retail stores in addition to privately owned on-trade establishments.  Our main competitor in Canada is Molson Coors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

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

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with other brewers a distribution and retail company incorporated in 1927 named Brewers Retail Inc., operating as The Beer Store, or TBS.  In 2015, we finalized a new Master Framework Agreement, or MFA, with the government of the Province of Ontario that specifies TBS’s role as a retailer and distributor of beer.

Under the MFA, TBS will continue to be the primary retailer for pack sizes larger than six bottles or cans of beer.  The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, will continue to have the ability to sell beer.  Most LCBO stores are limited to selling pack sizes of six bottles or cans of beer or less.  Under the MFA up to 450 grocery stores may also be granted a license to sell beer in pack sizes of six bottles or cans or less.  The MFA came into force on January 1, 2016 and has an initial term of ten years, subject to renewal for successive five-year terms, unless the agreement is terminated after the initial term in accordance with the MFA.

TBS ownership is now available to all qualifying Ontario-based brewers.  TBS’s new 15-member Board of Directors is made up of the following members: four directors nominated by Labatt;  four directors nominated by Molson Coors; four independent directors nominated by a selection committee jointly represented by the Province of Ontario, Labatt and Molson-Coors; two directors nominated by larger brewers (other than Labatt and Molson-Coors) with TBS sales greater than 50,000 hectoliters per year; one director nominated by small Ontario-based brewers who sell less than 50,000 hectoliters per year through TBS.

TBS operates as a self-funding corporation on a break-even cash flow basis under which it charges volume-based fees for services it provides to the brewers.  The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario and its agents.  The Liquor Control Act, the Liquor License Act and the Alcohol and Gaming Regulation and Public Protection Act are administered by the Minister of Finance or the Attorney General, which maintains control of the beverage alcohol sectors through the Liquor Control Board of Ontario and the Alcohol and Gaming Commission of Ontario.

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

Distribution in the Western Provinces

Molson and Labatt are each a shareholder in Brewers Distributor Limited, which operates a distribution network primarily for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, as well as three territories (Yukon, the Northwest Territories and Nunavut).  In Alberta, some volume is also sold through a third-party wholesaler.  In these Western Provincial markets, there are both privately controlled retail stores (such as in Alberta and British Columbia) and government-controlled retail stores (such as in British Columbia, Manitoba and Saskatchewan).

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

We purchase barley for our malting facilities directly from South America farmers.  Barley prices depend on local winter crop markets, wheat market prices on the main boards of trade across the world and on the barley quality during the harvest.  We enter into future contracts or financials instruments to avoid the impact of short-term volatility in barley and malt prices on our production costs.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Juices

Orange, lemon, grape and others are purchased only in Brazil. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Dohler, Citrus Juice, Citrosuco, Golden and Tecnovin.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015.  This unit’s capacity is of approximately 240 thousand tons of glass and in 2017 such unit attended to 44% of our glass needs.

We have supply contracts with respect to most packaging materials.

The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand. We also use aluminum can sheet for the production of beverage cans and lids.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased regionally, and PET pre-forms are principally purchased regionally by both local and global companies.  Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco).  These producers also supply some of our CAC operations.

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; and (5) antitrust laws.  In addition, we may also be subject to regulations aimed at (1) ensuring healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (2) placing restrictions on beer and CSD consumption.

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

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another.  The most relevant restrictions are:

•	each country or province has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;
•	some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina, Bolivia and Canada;
•

some local and federal governments (including Bolivia) prohibit the sale of alcoholic beverages within a certain distance from schools, hospitals and other designated areas, as well as place certain restrictions on the time of sale and consumption of these products in public places and private clubs;

•

some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price, or SRP.  There is a specific SRP for each different packaging presentation.  The SRP may vary from one province to another;

•	in some provinces in Canada the off-trade is restricted to government-owned or licensed stores. See “—Business Overview—Description of the Markets Where We Operate—Canada - Labatt.”; and
•

beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to three retail channels. One of them is the LCBO, which is government-owned.  The second retail channel is TBS, which is jointly owned by Labatt and 33 other brewers.  The third retail channel is eligible grocery. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

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

Licenses

Pepsi

We have had a long-term agreement with PepsiCo  whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea.  We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic.  In 2017, sales volumes of PepsiCo products represented approximately 32% of our total NAB sales volumes in Brazil, nearly 62% of our total NAB sales volumes in the Dominican Republic and all of our NAB sales volumes in Argentina, Bolivia and Uruguay.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2017, the ABI brands sold by Labatt represented approximately 57% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

We also have a licensing agreement with ABI which allows us to exclusively produce, distribute and market Budweiser in Brazil.  We also have certain arrangements to sell and distribute Budweiser products in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

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

We also have ABI’s subsidiary, Metal Container Corporation, as one of our can suppliers.

We have also a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (formerly Grupo Modelo, S.A.B. de C.V.),  a subsidiary of ABI, to import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries, including Brazil, as well as in Canada.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2017, represented as a percentage of gross sales, was: 44.9% in Brazil;  21.5% in Canada; 18% in Central America; 41% in the Dominican Republic; 2% in Cuba; 10% in Barbados; 25.6% in Argentina; 31.5% in Bolivia; 31.5% in Chile; 16.0% in Paraguay; and 31.4% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our NAB products in 2017, represented as a percentage of gross sales, was: 38.5% in Brazil; 12% in the Dominican Republic; 23.6% in Argentina;  22.7%  in Bolivia; and 30.0% in Uruguay.

Changes to Brazilian Taxes on Beverages

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable amount and tax rates for (1) the IPI Excise Tax, (2) the PIS Contribution and (3) the COFINS.  Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers.  Under the system approved in 2008, higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table.  The taxable amount is calculated through the application of a rate to the consumer price established in the respective consumer price reference table.  In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels.  In April 2013, an aggregate increase of 2% was approved with respect to the rates of the IPI Excise Tax, the PIS Contribution and the COFINS on beer sales.  In addition, in 2014 the IPI Excise Tax, the PIS Contribution and the COFINS were subject to another aggregate increase of 4% in April and 2% in October with respect to beer sales.  Moreover, in January 2015 the Brazilian federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks.  The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry.  The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the IPI Excise Tax, the PIS Contribution and the COFINS are due by manufacturers and wholesalers, and shall be calculated based on the respective sales price (ad valorem).  Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).  The new taxation model introduced by Law No. 13,097, Decree No. 8,442/2015 brought temporary reductions on the tax rates applicable to beers and soft drinks.  As of January 2018, such temporary reductions are no longer in force. Without such reduction, PIS Contribution and COFINS rates have increased between 5% and 12% over the previously reduced rates for breweries - except for special beers which have 75% or more of barley malt by weight on the original extract as a source of sugar.

In 2012, the following six Brazilian states increased their rates for ICMS Value-Added Tax applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso, Bahia and the Federal District.  In addition, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks. In 2017, two Brazilian states, Rio de Janeiro and Acre, increased their respective ICMS Value-Added Tax rates applicable to beer.  In 2018, the States of Goiás and Amazonas increased their respectively soft drinks and beer ICMS rates.

C.            Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2017.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2017.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders —Ambev Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly.  We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units.  The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2017 based on total share capital owned.

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2017, our aggregate beer and CSD production capacity was 276.5 million hectoliters per year. In 2017, the total production at the facilities set forth below was equal to 158.2 million hectoliters.

The following is a list of our principal production facilities as of December 31, 2017:

Latin America North
Plant	Type of Plant
Brazil
Agudos, São Paulo	Beer
Equatorial, Maranhão	Beer
Jacareí, São Paulo	Beer
Lages, Santa Catarina	Beer
Natal, Rio Grande do Norte	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Mixed
Uberlândia, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Ponta Grossa, Paraná	Beer
Wals/Belo Horizonte, Minas Gerais	Beer
Colorado/Ribeirão Preto, São Paulo	Beer
João Pessoa, Paraíba	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
Cachoeiras de Macacu, Rio de Janeiro	Soft drinks
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
CAC
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed

Latin America North
Plant	Type of Plant
Saint Vincent	Mixed
Dominica	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Cympay, Uruguay	Malt
Musa, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Cochabamba, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Trelew, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer
Creston	Beer
Mill Street	Beer
Turning Point	Beer
Archibald	Beer
Alexander Keith	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2017, 2016 and 2015 and for the three years ended December 31, 2017 in reais and in accordance with IFRS as issued by the IASB.

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

Regarding transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company, i.e. - above the level of our consolidated financial statement –, the Company assess the existence of (i) conflict of interests and (ii) economic substance and purpose. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and fair impact on the amount of the distributable results to our shareholders, especially non-controlling interests. This policy also includes assets acquired through the swap of non-cash assets, or swap with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless (i) the swap transaction is not commercial in nature, or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured through this way even if the assignor entity cannot immediately exclude the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

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

We manage defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in the Dominican Republic, Panama, Uruguay, Bolivia and Canada.

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

Provisions, except for the mentioned on item disputes and litigation, are determined by discounting the expected future cash flows, to a pre-tax rate, that reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase accruals are recognized as finance expense.

Deferred and Current Income Tax and Social Contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in comprehensive income or equity account (except interest on shareholder’s equity – see note 3 (p) to our consolidated financial statements).

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

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2017, 2016 and 2015 was 29.2%, 30.2% and 31.6%, respectively.  For the years ended December 31, 2017, 2016 and 2015, our IFRS effective tax rate was 39.3%, 2.4% and 22.0%, respectively.

The main events that impacted the effective tax rate in 2017 were:

•         government subsidies on sales taxes: we have state tax incentives within certain industrial development programs in the form of financing, deferral of tax payments or partial reductions of the amount due. Such investment subsidies arising from deferred and presumed ICMS credits are deductible for income tax purposes;

•         deductible interest on net equity: Under Brazilian law, companies have the option to distribute interest on equity, or JCP, calculated based on the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation, whose approximate amount distributed in the year is R$4,869.8 million, of which R$4,850.1 million are deductible and the tax impact is R$1,649 million;

•         withholding tax on dividends: driven by two factors (i) reversal of the provision related to withholding tax on unremitted earnings of Argentinean subsidiaries in 2016 due to a change in the local law that exempts the payment of dividends from withholding tax; and (ii) constitution of provision and exchange variation effect related to withholding tax on unremitted earnings of Canadian subsidiaries of approximately R$ 145 million, as opposed to the approximated amount of R$ 5 million in the same period of the previous year;

•         PERT 2017: Amongst the contingencies covered by the Federal Tax Amnesty Program, or PERT 2017, there was a tax assessment discussing the Presumed Profit method used by CRBS (one of Ambev’s subsidiaries in Brazil) to calculate its corporate income taxes (namely, “IRPJ” and “CSLL”). The total amount booked as an expense, after the conversion of the Provisional Measure No.783/2017 into law, was R$2,926 million (principal amount and fines), from which R$2,785 million was booked as non-recurring expenses under the corporate income tax and R$141 million under Financial Results.

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

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

In the periods discussed below, we conducted our operations through three business segments as follows:

•         Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the NAB sales division), and our CAC operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and beginning on December 31, 2016, Panama.

•         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and until December 31, 2016, Colombia, Ecuador and Peru.

•         Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2017	2016	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	162,829.4	159,821.6	1.9%
Net sales	47,899.3	45,602.6	5.0%
Net revenue per hectoliter—R$/hl	294.2	285.3	3.1%
Cost of sales	(18,041.8)	(16,678.0)	8.2%
Gross profit	29,857.5	28,924.6	3.2%
Gross margin (%)	62%	63%
Sales, marketing and distribution expenses	(11,915.5)	(12,010.5)	(0.8%)
Administrative expenses	(2,623.8)	(2,166.1)	21.1%
Other operating income/(expenses)	1,217.3	1,223.1	(0.5%)
Exceptional item	(108.7)	1,134.3	(109.6%)
Income from operations	16,426.8	17,105.4	(4.0%)
Operating margin (%)	34%	38%
Net income	7,850.5	13,083.4	(40.0%)
Net margin (%)	16%	29%

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017	2016
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(37.7)	(36.6)
Gross profit	62.3	63.4
Sales, marketing and distribution expenses	(24.9)	(26.3)
Administrative expenses	(5.5)	(4.7)
Other operating income/(expenses)	2.5	2.7
Exceptional items	(0.2)	2.5
Income from operations	34.3	37.5

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017					2016
	Brazil(1)	CAC(1)	LAS	Canada	Total	Brazil(1)	CAC(1)	LAS	Canada	Total
	(in R$ million)
Net sales	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6
Cost of sales	(9,898.0)	(2,045.6)	(4,114.0)	(1,984.2)	(18,041.8)	(9,071.8)	(1,798.6)	(3,685.4)	(2,122.2)	(16,678.0)
Gross profit	16,455.0	2,687.4	6,655.7	4,059.4	29,857.5	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6
Sales, marketing, distribution and administrative expenses	(8,472.8)	(1,330.0)	(2,484.3)	(2,252.2)	(14,539.3)	(8,084.5)	(1,038.3)	(2,697.4)	(2,356.4)	(14,176.6)
Other operating income/ (expenses)	1,092.7	77.8	41.2	5.6	1,217.3	1,274.1	9.6	(39.0)	(21.6)	1,223.1
Exceptional items	(33.0)	(23.1)	(41.3)	(11.3)	(108.7)	1,196.7	(13.5)	(41.5)	(7.4)	1,134.3
Income from operations	9,041.9	1,412.1	4,171.3	1,801.5	16,426.8	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4

(1)     The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales increased by 5.0% in 2017, to R$47,899.3 million from R$45,602.6  million in 2016, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2017		2016
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Latin America North.	31,086.0	64.9%	28,927.8	63.4%	7.5%
Brazil	26,353.0	55.0%	24,954.6	54.7%	5.6%
Beer Brazil	22,509.3	47.0%	21,173.1	46.4%	6.3%
NAB	3,843.7	8.0%	3,781.5	8.3%	1.7%
CAC	4,733.0	9.9%	3,973.2	8.7%	19.1%
Latin America South	10,769.7	22.5%	10,212.9	22.4%	5.5%
Canada	6,043.6	12.6%	6,461.9	14.2%	(6.5%)
Total	47,899.3	100.0%	45,602.6	100.0%	5.0%

	Sales Volumes Year Ended December 31,
	2017		2016
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Latin America North.	118,631.8	72.8%	116,623.7	73.0%	1.7%
Brazil	106,360.0	65.3%	106,961.4	66.9%	(0.6%)
Beer Brazil	80,233.6	49.3%	79,670.1	49.8%	0.7%
NAB	26,126.4	16.0%	27,291.3	17.1%	(4.3%)
CAC	12,271.8	7.5%	9,671.3	6.1%	26.9%
Latin America South	34,062.0	20.9%	32,934.5	20.6%	3.4%
Canada	10,135.7	6.2%	10,254.5	6.4%	(1.2%)
Total	162,829.4	100.0	159,821.6	100.0%	1.9%

	Net Revenue per Hectoliter Year Ended December 31,
	2017	2016	% Change
	(in R$, except percentages)
Latin America North	262.0	248.0	5.7%
Brazil	247.8	233.3	6.2%
Beer Brazil	280.5	265.8	5.6%
NAB	147.1	138.6	6.2%
CAC	385.7	410.8	(6.1%)
Latin America South	316.2	310.1	2.0%
Canada	596.3	630.2	(5.4%)
Total	294.2	285.3	3.1%

Latin America North Operations

Brazilian Operations

Total net sales from our Brazilian operations increased by 5.6% in 2017, to R$26,353.0 million from R$24,954.6 million in 2016.

Our net sales of beer in Brazil increased by 6.3% in 2017, to R$22,509.3 million from R$21,173.1 million in 2016 mainly as a consequence of a 5.6% increase in net revenue per hectoliter in 2017, reaching R$280.5 that year, coupled with a 0.7% increase in sales volume. The increase in net revenue per hectoliter in 2017 resulted mainly from our revenue management initiatives, negatively impacted by a less favorable product mix. Although our sales volume increased in 2017, the Brazilian beer industry was slightly negative, mainly due to the continuing impact of the adverse macroeconomic environment and the retraction in domestic consumption, particularly in the first half of the year.

Our net sales of NAB in Brazil increased by 1.6% in 2017, to R$3,843.7 million from R$3,781.5 million in 2016, mainly due to a 6.2% increase in net revenue per hectoliter, reaching R$147.1 in 2017, mainly as a result of our revenue management initiatives. This increase was partially offset by 4.3% decrease in sales volume mainly driven by the adverse macroeconomic environment that led to a retraction in domestic consumption.

CAC Operations

Net sales from our CAC operations increased by 19.1% in 2017, to R$4,733.0 million from R$3,973.2  million in 2016, mainly driven by a 26.9% increase in sales volume, reflecting mainly the benefits from our December 2016 transaction with ABI pursuant to which we acquired SAB’s Panama operations, partially offset by lower net revenue per hectoliter. Net revenue per hectoliter contracted by 6.1% in 2017, reaching R$385.7 that year, as our revenue management initiatives were negatively impacted by currency translation due to the depreciation of local currencies, primarily the Dominican Peso in relation to the real during the period.

Latin America South Operations

Net sales from our Latin America South operations increased by 5.5% in 2017, to R$10,769.7 million from R$10,212.9 million in 2016 mainly due to a 3.4% increase in volume sold, which was primarily driven by an improvement of macroeconomic conditions in Argentina that had a positive impact on consumption in this country coupled with strong performance in other key markets in the region, such as in Paraguay, led by the successful implementation of the 340ml returnable glass bottle strategy, and in Uruguay, due to execution improvements and favorable weather. In addition, net revenue per hectoliter increased by 2.0% in 2017, reaching R$316.2 that year, as our revenue management initiatives were largely impacted by the negative currency translation due to the weakening of the Argentine peso over the period.

Canada Operations

Net sales from our Canadian operations decreased by 6.5% in 2017, to R$6,043.6 million from R$6,461.9 million in 2016.  This result was mainly due to (1) the 1.2% volume reduction, reflecting the overall contraction of the Canadian beer industry driven by unfavorable weather during that year and (2) the 5.4% decrease in net revenues per hectoliter, at R$596.3 in 2017, as our focused revenue management initiatives and favorable product mix with increased participation of premium and craft brands was fully offset by the negative impact from currency translation reflecting the depreciation of the Canadian dollar relative to the real over the period.

Cost of Sales

Cost of sales increased by 8.2% in 2017, to R$18,041.8 million from R$16,678.0 million in 2016. As a percentage of our net sales, total cost of sales increased to 37.7% in 2017 from 36.6% in 2016.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2017	2016	% Change
	(in R$, except percentages)
Latin America North	100.7	93.2	8.0%
Brazil	93.0	84.8	9.7%
Beer Brazil	98.5	92.1	6.9%
NAB	76.4	63.5	20.4%
CAC	166.7	186.0	(10.4%)
Latin America South	120.8	111.9	7.9%
Canada	195.8	206.9	(5.4%)
Total	110.8	104.4	6.2%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 9.0% in 2017, to R$9,889.5 million from R$9,071.8 million in 2016. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 9.6% in 2017, to R$93.0 from R$84.8 in 2016.

Cost of sales for our Brazilian beer operations increased by 7.6% in 2017, to R$7,895.1 million from R$7,339.9 million in 2016, mainly explained by the devaluation of the real in 2016, which impacted our costs in 2017, especially in the first half of the year, as the impact of fluctuations on our currency hedges are typically postponed to the subsequent period, partially offset by the cost-saving benefits derived from the greater mix of returnable glass bottles in our product portfolio together with procurement savings and our commodities hedges.  On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 6.8%, to R$98.4 in 2017 from R$92.1 in 2016, mainly as result of the same factors.

Cost of sales for our Brazilian NAB segment increased by 15.2% in 2017, to R$1,994.4 million from R$1,731.9 million in 2016, mainly due to (1) an increase in foreign exchange hedges for the same reasons described above in relation to our Brazilian beer operations in 2017, (2) higher sugar prices, increasing by almost 50% in the second half of the year, (3) lower dilution of fixed costs and (4) a negative mix, which were all partially offset by procurement savings. The cost of sales per hectoliter increased by 20.3% in 2017, totaling R$76.3 from R$63.5 in 2016, mainly as a result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased by 13.7% in 2017, to R$2,045.6 million from R$1,798.7 million in 2016. Such result was below the corresponding increase of sales volumes in the region over the same period as the increased costs for certain raw materials and packaging costs mainly due to inflation were offset by the positive currency translation impact due to the weakening of local currencies, primarily the Dominican Peso, in relation to the real over the period. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations decreased by 10.8% in 2017, to R$166.7 from R$186.0 in 2016, mainly as a result of the same factors.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 11.9% in 2017, to R$4,122.6 million in 2017 from R$3,685.4 million in 2016 mainly due to (1) higher inflation in Argentina, driving up costs, and (2) unfavorable foreign exchange transactional impacts as a result of our costs denominated in U.S. dollars, which was partially offset by the positive impact of currency translation reflecting the depreciation of the Argentine peso over the period together with benefits derived from our commodities hedges and procurement initiatives. On a per hectoliter basis, our cost of sales for our Latin America South operations increased by 8.2% in 2017, to R$121.0 from R$111.9 in 2016, mainly as a result of the same factors.

Canada Operations

Cost of sales for our Canadian operations decreased by 6.5% in 2017, to R$1,984.2 million from R$2,122.2 million in 2016, mainly due to (1) the corresponding decrease in sales volume over the period and (2) a positive impact of currency translation reflecting the weakening of the Canadian dollar in relation to real that were partially offset by a negative product mix and increased costs of certain raw materials and packaging mainly due to inflation. Cost of goods sold per hectoliter decreased by 5.4% in 2017, to R$195.8 in 2017 from R$206.9 in 2016, mainly as a result of the same factors.

Gross Profit

As a result of the foregoing, gross profit increased by 3.2% in 2017, to R$29,857.5 million from R$28,924.6 million in 2016.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2017			2016
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	19,142.4	64.1%	62%	18,057.4	62.4%	62.4%
Brazil	16,455.0	55.1%	62%	15,882.8	54.9%	63.6%
Beer Brazil	14,607.4	48.9%	65%	13,833.2	47.8%	65.3%
NAB	1,847.6	6.2%	48%	2,049.6	7.1%	54.2%
CAC	2,687.4	9.0%	57%	2,174.6	7.5%	54.7%
Latin America South	6,655.7	22.3%	62%	6,527.5	22.6%	63.9%
Canada	4,059.4	13.6%	67%	4,339.7	15.0%	67.2%
Total	29,857.5	100.0%	62%	28,924.6	100.0%	63.4%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 2.6% in 2017, to R$14,539.3 million from R$14,176.6 million in 2016.  An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 4.8% in 2017, to R$8,473.4 million from R$8,084.5 million in 2016.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 4.2% in 2017, to R$7,390.9 million from R$7,095.9 million in 2016.  The principal drivers for the increase in these expenses for our Brazilian beer operations were (1) higher administrative expenses that, along with inflation, were driven by variable compensation accruals, (2) an increase in distribution costs, mainly driven by inflation and the increased weight of returnable glass bottles in the off-trade channel direct distribution, and (3) higher depreciation. These were partially offset by lower sales and marketing expenses due to efficiency gains.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 9.5% in 2017, to R$1,082.5 million from R$988.6 million in 2016, mainly due to (1) higher sales and marketing expenses as we continued to invest behind our brands, (2) an increase in administrative expenses, mainly due to variable compensation accruals and (3) higher distribution expenses, mainly driven by inflation, which were partially offset by lower depreciation.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 28.1% in 2017, to R$1,330.0 million from R$1,038.3 million in 2016, reflecting the corresponding increase in sales volumes and the commencement of our operations in Panama, which were partially offset by (1) the currency translation effects driven by the depreciation of the Dominican Peso in relation to real over the period and (2) efficiency gains in sales, marketing and administrative expenses.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations decreased by 7.9% in 2017, to R$2,483.7 million from R$2,697.4 million in 2016, primarily driven by positive currency translation effect resulting from the depreciation of the Argentine Peso over the period, that more than offset the higher inflation in the region.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations decreased by 4.4% in 2017, to R$2,252.2 million from R$2,356.4 million in 2016, mainly as a result of (1) a positive currency translation effect resulting from the depreciation of the Canadian Dollar over the period, and (2) lower sales and marketing expenses that more than offset the increase in distribution and administrative expenses, impacted by inflation and higher depreciation.

Other Operating Income (Expense)

Other net operating income decreased by 0.5% in 2017, to R$1,217.3 million from R$1,223.1 million in 2016, mainly explained by a decline in government grants related to state VAT long-term tax incentives in Brazil that were down year over year, due to the expiration of some VAT government grants' agreements in the last quarter of 2016.

Exceptional Items

Exceptional items amounted to a R$108.7 million expense in 2017 compared to a R$1,134.3 million profit recorded in 2016.  Such decrease is explained mainly by gains on stocks swap  recorded in the last quarter of 2016 as a result of the agreement with ABI, pursuant to which we transferred to ABI our businesses in Colombia, Peru and Ecuador, in exchange for SAB’s Panamanian business. The expenses recorded in 2017 were mainly in connection with restructuring costs, primarily linked to centralization and sizing projects in Brazil and LAS and the start of our operations in Panama.  See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.”

Income from Operations

As a result of the foregoing, income from operations decreased by 4.0% in 2017, to R$16,426.8 million from R$17,105.4 million in 2016.

Net Finance Cost

Our net finance cost decreased by 5.6% in 2017, to R$3,493.9 million from R$3,702.0 million in 2016. This result is mainly explained by lower losses on derivative instruments mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Brazil and Argentina, which were partially offset by exceptional financial expenses in the amount of R$976.8 million, of which (1) R$835.7 million was related to foreign exchange translation losses on intragroup loans that were historically reported in equity and were recycled to profit and loss account, upon the reimbursement of these loans and (2) R$141.0 million was recorded in connection with our participation in the Brazilian Federal Tax Regularization Program (PERT).

Our total year-end indebtedness decreased by R$2,843.3 million in 2017, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$2,475.9 million in that year.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$5,079.3 million in 2017 from R$315.0 million in 2016. The effective tax rate in 2017 was 39.3%, compared to 2.4% in the previous year. Such increase in our effective tax rate in 2017 was primarily due to a tough comparable in 2016, lower accrued benefits from interest on shareholders' equity and R$3,294.7 million exceptional losses on tax adjustments of which: (1) R$2,784.7 million is linked to the Brazilian Federal Tax Regularization Program (PERT) adhered by the Company on September 29, 2017, which involved tax contingencies that were under dispute, including contingencies related to corporate income tax, and (2) R$510.0 million due to the tax effects on foreign exchange variation related to intragroup loans, as aforementioned under "-Net Finance Cost" above.

Net Income

As a result of the foregoing, net income decreased by 40% in 2017, to R$7,850.5 million from R$13,083.4 million in 2016.

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015

In the periods discussed below, we conducted our operations through three business segments as follows:

•         Latin America North, which includes our operations in Brazil, where we operate two divisions (the beer sales division and the NAB sales division), and our CAC operations, which includes our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and, beginning on December 31, 2016, Panama.

•         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile, and until December 31, 2016, Colombia, Ecuador and Peru.

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

(1)     The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales decreased by 2.4% in 2016, to R$45,602.6 million from R$46,720.2 million in 2015, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2016		2015
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Latin America North.	28,927.8	63.4%	29,654.9	63.5%	(2.5%)
Brazil	24,954.6	54.7%	26,326.1	56.4%	(5.2%)
Beer Brazil	21,173.1	46.4%	22,441.3	48.1%	(5.7%)
NAB	3,781.5	8.3%	3,884.8	8.3%	(2.7%)
CAC	3,973.2	8.7%	3,328.8	7.1%	19.4%
Latin America South	10,212.9	22.4%	11,255.6	24.1%	(9.3%)
Canada	6,461.9	14.2%	5,809.7	12.4%	11.2%
Total	45,602.6	100.0%	46,720.2	100.0%	(2.4%)

	Sales Volumes Year Ended December 31,
	2016		2015
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Latin America North.	116,623.7	73.0%	123,463.4	73.0%	(5.5%)
Brazil	106,961.4	66.9%	114,354.2	67.6%	(6.5%)
Beer Brazil	79,670.1	49.8%	85,330.9	50.5%	(6.6%)
NAB	27,291.3	17.1%	29,023.3	17.2%	(6.0%)
CAC	9,671.3	6.1%	9,109.2	5.4%	6.2%
Latin America South	32,934.5	20.6%	35,914.5	21.2%	(8.3%)
Canada	10,254.5	6.4%	9,700.3	5.7%	5.7%
Total	159,821.6	100.0%	169,078.2	100.0%	(5.5%)

	Net Revenue per Hectoliter Year Ended December 31,
	2016	2015	% Change
	(in R$, except percentages)
Latin America North	248.0	240.2	3.3%
Brazil	233.3	230.2	1.3%
Beer Brazil	265.8	263.0	1.1%
NAB	138.6	133.9	3.5%
CAC	410.8	365.4	12.4%
Latin America South	310.1	313.4	(1.1%)
Canada	630.2	598.9	5.2%
Total	285.3	276.3	3.3%

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

Our net sales of NAB in Brazil decreased by 2.7% in 2016, to R$3,781.5 million from R$3,884.8 million in 2015, mainly due to a 6.0% decline in sales volume mainly driven by the adverse macroeconomic environment that led to the retraction in domestic consumption, partially offset by a 3.5% increase in net revenue per hectoliter, reaching R$138.6 in 2016, mainly as a result of our revenue management initiatives.

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

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2016	2015	% Change
	(in R$, except percentages)
Latin America North	93.2	80.4	16.0%
Brazil	84.8	73.1	16.0%
Beer Brazil	92.1	79.2	16.3%
NAB	63.5	55.2	15.1%
CAC	186.0	171.6	8.4%
Latin America South	111.9	119.9	(6.7%)
Canada	206.9	189.0	9.5%
Total	104.4	95.0	9.9%

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

Cost of sales for our Brazilian NAB segment increased 8.2% in 2016, to R$1,731.9 million from R$1,600.7 million in 2015, mainly due to (1) an increase in depreciation costs as a result of increased investments in property, plant and equipment in recent years and (2) an increase in foreign exchange hedges, which were partially offset by procurement savings. The cost of sales per hectoliter increased 15.1% in 2016, totaling R$63.5 from R$55.2 in 2015, mainly as a result of the same factors.

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

Gross Profit

As a result of the foregoing, gross profit decreased by 5.7% in 2016, to R$28,924.6 million from R$30,658.8 million in 2015.  The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2015			2014
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	18,057.4	62.4%	62.4%	19,733.6	64.4%	66.5%
Brazil	15,882.8	54.9%	63.6%	17,967.8	58.6%	68.3%
Beer Brazil	13,833.2	47.8%	65.3%	15,683.7	51.2%	69.9%
NAB	2,049.6	7.1%	54.2%	2,284.1	7.4%	58.8%
CAC	2,174.6	7.5%	54.7%	1,765.8	5.8%	53.0%
Latin America South	6,527.5	22.6%	63.9%	6,948.8	22.6%	61.7%
Canada	4,339.7	15.0%	67.2%	3,976.4	13.0%	68.4%
Total	28,924.6	100.0%	63.4%	30,658.8	100.0%	65.6%

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

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 12.2% in 2016, to R$988.6 million from R$880.7 million in 2015, mainly due to changes in our logistics and administrative expenses allocation between Brazilian beer and NAB operations to better reflect the size of our NAB segment in Brazil, which were partially offset by lower depreciation.

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

Exceptional Items

Exceptional items amounted to a R$1,134.3 million profit in 2016 compared to a R$357.2 million expense recorded in 2015.  Such increase is explained mainly by a non-cash gain on stocks swap  recorded in the last quarter of 2016 as a result of the agreement with Anheuser-Busch InBev SA/NV, or ABI, pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI has agreed to transfer SAB’s Panamanian business to us. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.”

Income from Operations

As a result of the foregoing, income from operations decreased by 8.9% in 2016, to R$17,105.4 million from R$18,778.5 million in 2015.

Net Finance Cost

Our net finance cost increased by 63.2% in 2016, to R$3,702.0 million from R$2,268.2 million in 2015.  This result is mainly explained by (1) higher net interest expenses, including non-cash expenses related to the put options associated with our investment in the Dominican Republic, (2) higher losses on derivative instruments mainly driven by the carry cost of our currency hedges, primarily linked to our cost of goods sold exposure in Brazil and Argentina and non-cash gains or losses related to the mark to market of our hedges, and (3) higher interest on contingencies.

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

Net Income

As a result of the foregoing, net income increased by 1.6% in 2016, to R$13,083.4 million from R$12,879.2 million in 2015.

B.            Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2017 and 2016.  Our primary sources of liquidity have historically been cash flows from operating activities and borrowings.  Our material cash requirements have included the following:

•         debt service;

•         capital expenditures;

•         payments of dividends and interest on shareholders’ equity;

•         increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•         investments in companies participating in the brewing, NAB and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2017 and 2016 were R$10,336.4 million and R$8,159.6 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities increased by 44.8% in 2017, to R$17,874.1 million from R$12,344.4 million in 2016, mainly as a result of (1) a 5.0% increase in net sales coupled with a 8.8% increase in cost of sales (excluding depreciation and amortization) and a growth of 2.8% in sales, marketing, distribution and administrative expenses (excluding depreciation and amortization) that led us to improved operational results, (2) an improvement in working capital during 2017, which increased by R$1,145.4 million in 2017 and (3) a significant decrease in income taxes paid.

Investing Activities

Cash flows used in our investing activities decreased by 47.9% in 2017, to R$3,073.0 million from R$5,898.0 million in 2016, mainly explained by the lower level of capital expenditures in property, plant and equipment and intangible assets coupled with lower acquisitions of subsidiaries, net of cash acquired.

Financing Activities

Cash flows used in our financing activities increased by 10.5% in 2017, to an outflow of R$12,864.1 million from a R$11,645.1 million cash outflow in 2016, mainly driven by (1) higher repayment of borrowings and (2) lower proceeds from borrowings, partially offset by a decrease in payment of dividends and interest on shareholders’ equity and  lower outflows related to cash net of finance costs other than interests.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2017
Debt Instrument	2018	2019	2020	2021	2022	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	-	-	-	-	-	-	-
UMBNDES + Average Pay Rate	-	-	-	-	-	-	-
International Debt:
Other Latin America Currency Floating Rate	-	-	4.96	-	-	-	4.96
Average Pay Rate	-	-	2.3%	-	-	-	2.3%
Other Latin America Currency Fixed Rate	199.1	-	-	-	-	-	199.1
Average Pay Rate	9.3%	-	-	-	-	-	9.3%
US$ Fixed Rate	6.5	16.4	-	-	-	-	22.9
Average Pay Rate	2.2%	4.5%	-	-	-	-	3.8%
US$ Floating Rate	78.2	477.0	-	-	-	-	555.3
Average Pay Rate	4.0%	2.5%	-	-	-	-	2.7%
CAD Floating Rate	685.9	-	-	-	-	-	685.9
Average Pay Rate	2.1%	-	-	-	-	-	2.1%
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	164.7	74.3	9.6	10.0	10.8	133.0	402.3
TJLP & TR + Average Pay Rate	9.1%	9.1%	9.4%	9.4%	9.4%	9.4%	9.2%
Reais Debt – ICMS Fixed Rate:
Notional Amount	38.4	27.0	19.7	7.8	3.8	33.2	129.9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Reais Debt – Fixed Rate:
Notional Amount	148.3	129.4	48.2	147.7	43.5	35.7	552.7
Average Pay Rate	5.6%	5.5%	4.0%	11.2%	3.5%	3.6%	6.6%
Total Debt	1,321.1	724.1	82.4	165.5	58.0	201.9	2,553.0

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations.  Although seasonal factors affect the business, they have little effect on our borrowing requirements.  We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2021 debentures; (2) Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Economico e Social), or the BNDES; (3) the Interest Rate Benchmark (Taxa Referencial), or TR, for Bank Credit Notes (Cédula de Crédito Bancário) and (4) floating for international loans.  For further information, see note 22 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2017 and 2016:

	Net Cash Consolidated Position As of December 31,
	2017			2016
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(351.4)	(969.7)	(1,321.1)	(726.0)	(2,904.6)	(3,630.6)
Long-term debt	(733.5)	(498.4)	(1,231.9)	(1,165.2)	(600.5)	(1,765.7)
Total	(1,084.9)	(1,468.1)	(2,553.0)	(1,891.2)	(3,505.1)	(5,396.3)
Cash and cash equivalents (net of bank overdrafts)			10,352.7			7,876.8
Investment securities			11.9			282.8
Net cash position			7,811.6			2,763.3

(1)     LC refers to our local currency indebtedness.

(2)     FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2017, our short-term debt totaled R$1,321.1 million, 73% of which was denominated in foreign currencies. As of December 31, 2016, our short-term debt totaled R$3,630.6 million, 80.0% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2017, our long-term debt, excluding the current portion of long-term debt, totaled R$1,231.9 million, of which R$733.5 million was denominated in local currency.  As of December 31, 2016, our long-term debt, excluding the current portion of long-term debt, totaled R$1,765.7 million, of which R$1,165.3 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2017
Long-term Debt Maturity in:	(in R$ million)
2019	(724.1)
2020	(82.4)
2021 and Later	(425.5)
Total	(1,231.9)

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

As of December 31, 2017, our local currency long-term debt borrowings consisted primarily of the 2021 debentures and BNDES debts.  Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and the Enterprise Financing Program (FINEM).

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the state governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  The total amount deferred (financing) as of December 31, 2017 was R$129.9 million with a current portion of R$38.4 million, and R$91.5 million as non-current.  Percentages deferred typically range from 50% to 92% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2017 and 2016, we recorded R$1,869.35 million and R$1,543.13 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2017, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,203.7 million consisting of R$1,859.7 million for our Latin America North business segment, R$1,051.2 million related to investments in our Latin America South operations and R$292.8  million related to investments in Canada.  These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

C.            Research and Development

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro,  at the Universidade Federal do Rio de Janeiro (UFRJ).  This new center (ZITEC – Zone Innovation and Technology Center) replaces the previous R&D structure based in Guarulhos.  ZITEC commenced operations in the final months of 2017 in order to accelerate product innovation by developing new liquids and the most modern packaging to assure continuous product differentiation and yearly increases in quality and efficiency.  The investment was approximately R$180 million in the last 3 years.

D.            Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2017 Compared to Year Ended December 31, 2016” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials,” under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements,” note 29 to our consolidated financial statements, “Collateral and contractual commitments with suppliers, advances from customers and other.”  Off-balance sheet items include future commitments of R$11,096.3 million as of December 31, 2017, as set forth in the table below:

Contractual Obligation	As of December 31, 2017
(in R$ million)
Purchase commitments with respect to property, plant and equipment	148.4
Purchase commitments with respect to raw materials	494.6
Purchase commitments with respect to packaging materials	9,599.9
Other commitments	853.3
Total	11,096.3

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2017:

	Payments Due by Period
Contractual Obligations*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt**	2,968.8	1,511.3	854.0	277.1	326.4
Finance leasing liabilities	20.6	2.3	18.3	-	-
Trade and other payables	21,030.6	19,005.6	656.5	147.7	1,220.7
Sales tax deferrals	892.9	172.4	192.3	212.8	315.4
Total contractual cash commitments	24,912.9	20,691.7	1,721.1	637.6	1,862.5

*      Contractual obligations referred to in the table above do not include tax payments to be made by the Company, except payments made in connection with tax benefits.

**    The long-term debt amounts presented above differ from the amounts presented in the financial statements in that they include our best estimates on future interest payable (not yet accrued) in order to better reflect our future cash flow position. Long-term debt amounts presented above also include other unsecured debts.

The above table does not reflect contractual commitments discussed above in “Off-Balance Sheet Arrangements.”

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$60,520.0 million as of December 31, 2017.  These are not considered commitments.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.            Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers.  The Board of Directors is currently comprised of eleven effective members and two alternate members, and provides the overall strategic direction of Ambev.  Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted.  Day-to-day management is delegated to the executive officers of Ambev, of which there are currently eleven.  The Board of Directors appoints executive officers for a three-year term, re-election being permitted.  The Ambev Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders.  See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	79	Co-Chairman and Director	1999	2020
Carlos Alves de Brito	57	Co-Chairman and Director	2006	2020
Milton Seligman	66	Director	1999	2020
Roberto Moses Thompson Motta	60	Director	2008	2020
José Heitor Attilio Gracioso	86	Director	1999	2020
Vicente Falconi Campos	77	Director	1999	2020
Luis Felipe Pedreira Dutra Leite	52	Director	2005	2020
Cecília Sicupira	36	Director	2017	2020
Álvaro Antonio Cardoso de Souza	69	Director	2012	2020
Antonio Carlos Augusto Ribeiro Bonchristiano	50	Director (Independent)	2014	2020
Marcos de Barros Lisboa	53	Director (Independent)	2014	2020
Michel Dimitrios Doukeris	44	Director (Alternate)	2015	2020
Nelson José Jamel	45	Director (Alternate)	2017	2020

(1)     Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also the Chief Executive Officer of ABI.  ABI appointed five additional directors: Milton Seligman, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos and Cecília Sicupira in addition to the alternate directors Michel Dimitrios Doukeris and Nelson José Jamel.  FAHZ appointed two additional directors: José Heitor Attílio Gracioso and Álvaro Antonio Cardoso de Souza.  The two independent directors Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa were appointed jointly by ABI and FAHZ.

(2)     Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev.  Directors first elected to our board of directors on or after 2013 were originally elected as directors of Ambev S.A.

(3)     Annual Shareholders’ General Meeting to be held in 2020.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi.  Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev.  Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000.  Mr. De Marchi was also president of the Brewing Industry National Association (Sindicerv) until February 2002 and is a member of the Orientation Committee of FAHZ.  Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Milton Seligman.  Mr. Seligman is a member of the Board of Directors of Ambev.  He served as Corporate Affairs Officer of the Company from 2004 until 2013 (previously Old Ambev)  and was also a member of the Board of Directors of Tenedora from 2013 to 2016.  Mr. Seligman  has a degree in engineering  from Universidade Federal de Santa Maria (Rio Grande do Sul).  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Cecília Sicupira.  Ms. Sicupira is a member of the Board of Directors of Ambev.  Currently, she is an alternate member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., a member of the Board of Directors of S-BR Global Investments Ltd., S-Velame Administração de Recursos e Participações S.A. (a holding company which holds an ownership interest in ABI), and a member of the Board of Directors of Restaurants Brands International Inc. Ms. Sicupira holds a degree in International Business Administration from the American University of Paris and attended the Harvard Business School’s Management Program. Her principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, SP, Brazil.

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

Michel Dimitrios Doukeris.  Mr. Doukeris is an alternate member of the Board of Directors of Ambev. Since he joined the company in 1996, he held various positions, including Global Chief Sales Officer of ABI and Operations General Manager for the APAC Zone (Asia Pacific) of ABI. Currently he is also Chief Executive Officer for the North America Zone at ABI. Mr. Doukeris holds a degree in chemical engineering from Universidade Federal Santa Catarina and a master’s degree in marketing from Fundação Getulio Vargas.  He has also completed post-graduate programs in marketing and marketing strategy from the Kellogg School of Management and Wharton Business School in the United States.

Nelson José Jamel. Mr. Jamel is an alternate member of the Board of Directors of Ambev. From 2007 to 2008, he held the position of Vice President of Finance for Western Europe of ABI. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A.. From 2009 to 2015, he held the position of Chief Financial and Investor Relations Officer of the Company (previously Old Ambev). Currently he is Chief Financial Officer of the North America Zone of Anheuser-Busch InBev N.V/S.A. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro from COPPE/UFRJ.  His principal business address is Brouwerijplein 1, 3000 Leuven, Belgium.

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since(1)	Term Expires(2)
Bernardo Pinto Paiva	48	Chief Executive Officer	2015	2019
Ricardo Rittes de Oliveira Silva	42	Chief Financial Officer and Investor Relations Officer	2016	2019
Pedro de Abreu Mariani	50	General Counsel and Corporate Affairs Executive Officer	2005	2019
Ricardo Morais Pereira de Melo	45	Sales Executive Officer	2016	2019
Eduardo Braga Cavalcanti de Lacerda	41	Soft Drinks Executive Officer	2017	2019
Mauricio Nogueira Soufen(3)	43	Supply Executive Officer and Logistics Executive Officer	2016	2019
Daniel Cocenzo	43	Premium and High End Executive Officer	2018	2019
Fábio Vieira Kapitanovas	39	People and Management Executive Officer	2015	2019
Paula Nogueira Lindenberg	41	Marketing Executive Officer	2015	2019
Fernando Maffessoni(4)	40	Shared Services and Information Technology Executive Officer	2018	2019
Rodrigo Figueiredo de Souza	41	Procurement Executive Officer	2015	2019

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

(4)     Mr. Maffessoni's term as an officer will commence on April 1, 2018 and, accordingly, he was not an officer as of December 31, 2017.

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

Eduardo Braga Cavalcanti de Lacerda.  Mr. Lacerda is Ambev’s Soft Drinks Executive Officer. Since 2001, when he joined the Company as a trainee, he held various positions, including as the Budget and Business Performance Officer of ABI, as head of Mergers and Acquisitions in Europe for ABI, as Financial Officer in Europe for ABI and as Chief Executive Officer of the CAC zone. Mr. Lacerda holds a degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Mauricio Nogueira Soufen.  Mr. Soufen is Ambev’s Supply Executive Officer and Logistics Executive Officer.  Since he joined the Company in 1996 as a Production Supervisor, he held positions of Brewery Manager in Scotia and Belgium – where he was the only foreigner that has led the historical Stella Artois brewery, in Leuven. When Mr. Soufen returned to Brazil, served as Regional Director for the North /Central-West region and Director of our Engineering Center based in Jacareí, State of São Paulo. Along with the title of brewmaster, Mr. Soufen has a degree in mechatronics engineering from Escola Politécnica da Universidade de São Paulo and an MBA from MIT - Sloan School of Management. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Daniel Cocenzo.  Mr. Cocenzo is Ambev’s Premium and High End Executive Officer. Since 1999, when he joined the Company, he held various positions, including People and Management Officer for the CAC zone, Sales Officer in Dominican Republic and Regional Sales Officer in Rio de Janeiro and Espírito Santo.  Mr. Cocenzo holds a bachelor degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro, an MBA from IBMEC and a Corporate MBA from Ambev.  His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Paula Nogueira Lindenberg. Ms. Lindenberg is Ambev’s Marketing Executive Officer.  She joined Ambev in 2001 and has held various positions both with the Company and ABI in the marketing area, including Marketing Officer for Brahma, Antarctica and premium portfolio in Brazil and Insights Global Officer. She holds a bachelor degree in business administration from Fundação Getulio Vargas and a Corporate MBA from Ambev.  Her principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Fernando Maffessoni.  Mr. Maffessoni’s term as Ambev’s Shared Services and Information Technology Executive Officer will commence on April 1, 2018. He joined Ambev in 1998 and held various leadership positions in Logistics and Shared Services. Mr. Maffessoni holds a bachelor degree in business administration from Pontifícia Universidade Católica do Rio Grande do Sul and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2017 for services in all capacities amounted to R$74.1 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration Year Ended December 31, 2017
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
Board of Directors	13.0	5.4	-	-	1.1	2.1-	-	-	-	-	-	-	10.9	19.5
Fiscal Council	6.0	1.6	-	-	0.3	-	-	-	-	-	-	-	-	1.9
Executive Officers	11.0	11.0	0.9	-	2.2	10.7	-	-	-	-	-	-	28.0	52.8
Total	30.0	18.0	0.9	-	3.6	12.8	-	-	-	-	-	-	38.8	74.1

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

On various dates in 2017, pursuant to the terms and conditions of our stock ownership plan, we acquired from our directors and executive officers a total of 26,521 shares of Ambev for R$0.5 million.  Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2017				2016				2015
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	13.0	0.4	2.2	10.3	12.0	0.4	2.0	8.3	12.0	0.4	1.5	10.1
Fiscal Council	6.0	0.2	0.3	0.4	6.0	0.1	0.3	0.4	6.0	0.2	0.2	0.4
Executive Officers	11.0	2.5	4.8	14.1	11.0	1.2	3.6	14.9	11.0	1.9	4.7	21.4

Ambev Stock Ownership Plan

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs.  As of December 31, 2017, there were outstanding rights under the Plan providing for the acquisition of 135.2 million Ambev common shares by approximately 800 people (including executive management and employees).

The Plan establishes the general conditions for granting options, the criteria for defining the strike price and other general terms and conditions of these stock options.  Restrictions apply to the divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as Plan Administrator.

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

There are currently three models of stock options that may be granted under the Plan.  Under the first model, beneficiaries, in accordance with their internal category, may choose among allocating (i) 30% or 100%, (ii) 40% or 100%, (iii) 60% or 100%  of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding option grant date.  During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.  Under the second model, the beneficiary may exercise the options granted only after a period of up to five years from the corresponding grant date.  Vesting of the options granted under the second model is not subject to company performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Under the third model, the beneficiaries, in accordance with their internal category, may choose among allocating (i) 30% or 100%, (ii) 40% or 100%, (iii) 60% or 100%, of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding exercising date (which shall not be later than forty-five days from the option grant date). The beneficiaries are under a five-year lock-up period.

Before our adoption of the three stock options models that we currently grant, as described above, six Programs were approved by the Board of Directors from 2006 to 2009 that allowed their beneficiaries to choose between allocating 50%, 75% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby permitting them to acquire the corresponding amount of Ambev shares.  Company performance measures applied in order for those stock options to vest and the right to exercise them could be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Rights for the acquisition of a significant number of Ambev shares under this previous stock option model remain outstanding.

As a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots of phantom stock – Lot A and Lot B – subject to lock-up periods of five and ten years, respectively.  On the fifth or tenth anniversary of the granting of such lots, as the case may be, a beneficiary still employed with us shall receive, in cash, the amount corresponding to the B3 closing price of the relevant Ambev shares (or NYSE closing price in the case of ADSs), on the trading session immediately preceding such anniversary, with each phantom stock corresponding to one share (or ADS, as the case may be).  Such share appreciation rights shall not give the beneficiary the right to actually receive any Ambev shares or ADSs; those securities shall merely serve as basis for the calculation of the cash incentive to be received by such beneficiary.  Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the relevant anniversary of the share appreciation right.

We implemented a Share Based Payment Plan, or the Share Plan, dated as of April 29, 2016. Under the Share Plan, employees and management of Ambev or its direct or indirect subsidiaries are eligible to receive Ambev shares, including in the form of ADRs.  The shares which are subject to the Share Plan are designated as Restricted Shares.

Pursuant to the Share Plan, the Board of Directors is conferred with ample powers for the organization and management of the Share Plan in compliance with its general terms and conditions. The Board of Directors may appoint a committee to assist its members in the management of the Share Plan. The Board of Directors or the committee establishes the terms and conditions applicable to each Share Based Payment Programs, or the Share Plan Programs, which defines the relevant beneficiaries, the applicable number of Restricted Shares subject to the Share Plan Program, the Restricted Shares’ transfer procedure and vesting periods, and any possible penalties.

Under the Share Plan, up to 0.3% of the shares corresponding to Ambev’s corporate capital may be granted in total in an amount that may vary according to Ambev internal policies.  The delivery of the Restricted Shares is free of charges.  Such Restricted Shares shall vest within up to five years from the corresponding grant date, provided that the beneficiary remains employed at Ambev during such vesting period.

Beneficiaries of the Share Plan must sign a Share Based Payment Agreement, or the Share Based Agreements, with Ambev, according to which, those beneficiaries have the right to receive a maximum number of Ambev Shares or ADRs (“Cap”), as applicable, provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

The Restricted Shares may entitle beneficiaries to receive additional shares with the same vesting conditions as compensation for dividends and interest on shareholders’ equity paid during the vesting period on the Restricted Shares. The right to receive the Restricted Shares and the additional shares may be totally or partially forfeited in certain circumstances, including the beneficiaries’ resignation or dismissal during the vesting period.

Pursuant to the outstanding programs under the Plan or the Share Plan, following the lock-up or vesting periods, as applicable, in the event beneficiaries intend to sell the Ambev shares or ADRs, beneficiaries must first offer such shares or ADRs to Ambev.

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

As of December 31, 2017, we had 6,310 participants in our pension plans, including 589 participants in the defined benefit plan, 5,721 participants in the defined contribution plan, and 1,055 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties.  All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2017 as liabilities for pension plan benefits, see note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

We provisioned R$543.2 million under these programs for the year ended December 31, 2017, R$188.0 million for the year ended December 31, 2016 and R$531.8 million for the year ended December 31, 2015.

C.            Board Practices

During 2017, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and road shows in Brazil, the United States and Europe.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body.  At our annual shareholders’ meeting held on April 28, 2017, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2018: James Terence Coulter Wright, José Ronaldo Vilela Rezende and Paulo Assunção de Sousa, and, as alternates, Emanuel Sotelino Schifferle, Ary Waddington and Vinicius Balbino Bouhid (the latter of whom serves as alternate only to Paulo Assunção de Sousa).  All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of our Board members have been in office for several years and were elected or reelected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on April 28, 2017 and the Company’s Board meetings held on May 16, 2017 and January 11, 2018, for a term expiring at the annual general shareholders’ meeting to be held in 2020.  These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness.  Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

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

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Luis Felipe Pedreira Dutra Leite and Roberto Moses Thompson Motta.  The members of this committee are elected by the Board of Directors.

Antitrust Compliance and Related Parties Committee

The Antitrust Compliance and Related Parties Committee’s responsibilities are to assist the Board of Directors with the following matters:

•         related party transactions;

•         any general conflict of interest situations that may arise between the Company and related parties;

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

Differences Between United States and Brazilian Corporate Governance Practices

In November 2003, the SEC approved corporate governance rules that had been adopted by the NYSE pursuant to the Sarbanes-Oxley Act of 2002.  According to those governance rules, foreign private issuers that are listed on the NYSE must disclose the significant differences between their corporate governance practices and those required by the NYSE’s regulations for U.S. companies.

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by an institution formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they will implement the provisions set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such practices.  Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Our existing stock ownership and share based payment plans were approved by our extraordinary general shareholders’ meetings held on July 30, 2013 and on April 29, 2016, respectively.

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

We have adopted a Code of Business Conduct that applies to all directors, officers and employees. Our code of business conduct is available on our website at ir.ambev.com.br. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. There are no waivers to our Code of Business Conduct.

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

D.            Employees

As of December 31, 2017, we and our subsidiaries had a total of 51,432 employees, approximately 54% of whom were engaged in production, 40% in sales and distribution and 6% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2017	2016	2015
51,432	53,250	52,738

The following table shows the geographical distribution of our employees as of December 31, 2017:

Geographical Distribution of Ambev Employees as of December 31, 2017
Location	Number of Employees
Latin America North	38,651
Brazil	31,537
Dominican Republic	3,982
Cuba	859
Guatemala	229
Panama	2,044
Latin America South	9,120
Argentina	5,741
Bolivia	1,643
Uruguay	732
Paraguay	546
Chile	458
Canada	3,661
Total	51,432

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

We are required to contribute 8% of each Brazilian employee’s monthly gross pay to an account maintained in the employee’s name with the Brazilian government’s Severance Indemnity Fund (Fundo de Garantia por Tempo de Serviço), or the FGTS.  Under Brazilian law, we are also required to pay termination benefits to Brazilian employees dismissed without cause equal to 40% (plus 10% to the Brazilian government) of the accumulated contributions made by us to the terminated employee’s FGTS account throughout the employee’s period of service, among other mandatory termination fees.

We provide health and benefits in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

E.            Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 6, 2018:

Name	Amount and Percentage of Common Shares
Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito	*
Milton Seligman	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso(1)	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*
Cecília Sicupira	*
Álvaro Antonio Cardoso de Souza	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Michel Dimitrios Doukeris	*
Nelson José Jamel	*
Bernardo Pinto Paiva(1)	*
Pedro de Abreu Mariani	*
Fábio Vieira Kapitanovas	*
Mauricio Soufen	*
Paula Nogueira Lindenberg	*
Ricardo Rittes de Oliveira Silva	*
Ricardo Morais de Melo	*
Eduardo Braga Cavalcante de Lacerda	*
Daniel Cocenzo	*
Marcelo Guimarães Tardin(2)	*
Fernando Maffessoni(3)	*
Rodrigo Figueiredo de Souza	*

*      Indicates that the individual holds less than 1% of the class of securities.

(1)     These Board members are also trustees of FAHZ.  For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

(2)     Mr. Tardin’s term as an officer will end on March 31, 2018.

(3)     Mr. Maffessoni’s term as an officer will commence on April 1, 2018, and accordingly, he was not an officer as of December 31, 2017.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 6, 2018, Ambev had 15,711,205,090 shares outstanding.  As of March 6, 2018, there were 1,253,690,208 Ambev ADSs outstanding (representing 1,253,690,208 Ambev shares, which corresponds to 8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act.  In addition, as of March 6, 2018, there were 121 registered holders of Ambev ADSs.

On May 16, 2017, our board of directors authorized us or our subsidiaries to enter into equity swap transactions, or Equity Swap Agreements, with an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$2.3 billion. Such Equity Swap Agreements have to be liquidated within 18 months from our board of directors’ approval. In addition, on December 21, 2017, our board of directors authorized us or our subsidiaries to enter into new equity swap transactions, or New Swap Agreements, without prejudice of the regular liquidation. The New Swap Agreements may cause an exposure of up to 44 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$820 million. The New Swap Agreements considered together with the outstanding balance of the Equity Swap Agreements to be liquidated do not reach the threshold set forth in CVM Instruction No. 567/15.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% our total and voting capital stock (excluding treasury shares) as of March 6, 2018.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of March 6, 2018.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Share Buyback Program

In 2018, as of March 6, 2018, we acquired 616,587 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$13.9 million.

In 2017, we acquired 7,830,472 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$141.9 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 6, 2018, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,253,690,208	8.0%
Interbrew International B.V	8,441,956,047	53.7%
AmBrew S.A	1,285,261,445	8.2%
FAHZ(2)	1,605,713,901	10.2%

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

Management of Ambev

Although each Ambev common share entitles its holder to one vote in connection with the election of Ambev’s Board of Directors, Ambev’s direct controlling shareholders (i.e, FAHZ, IIBV and AmBrew) have the ability to elect the majority of Ambev’s directors.

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

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels for R$63,328 for a period of ten years, maturing on March 31, 2018.  We are currently renegotiating the extension of this agreement.

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

Transfer of Operations in Colombia, Peru, Ecuador and Panama

In May 2016, we entered into an agreement with ABI, pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador, in exchange for which ABI has agreed to transfer SAB’s Panamanian business to us. Other than post-closing debt and/or cash adjustments, the transaction did not involve any cash payments and involved an exchange of shares of the aforementioned entities. The transaction was conditioned on the successful closing of the SAB and ABI merger, which closed in the fourth quarter of 2016. As a result of this transaction, on December 31, 2016, we ceased operations in Colombia, Peru and Ecuador and commenced operations in the beverages market of Panama.

Quilmes Perpetual Licensing Agreement

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI will license to Quilmes in perpetuity the Budweiser brand, among other North American brands, in Argentina upon ABI’s recovery of the distribution rights to such brands from CCU. The closing of the transaction is subject to the analysis and validation by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main documents that will be executed at the closing and other customary closing conditions. Rothschild acted as our exclusive financial advisor.

Ambev and Certain Shareholders (E. León Jimenes, S.A. or ELJ)

In December 2017, E. León Jimenes, S.A., or ELJ, the other shareholder together with us in Tenedora CND, S.A., or Tenedora – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised, in accordance with the shareholders’ agreement of Tenedora, its put option in connection with shares representing 30% of Tenedora’s capital stock.  The transaction was subject to certain conditions precedent and closed in January 2018.  As a result of the partial exercise of such put option, we paid to ELJ the amount of US$926.5 million and became the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In addition, in light of the strategic importance of the alliance with ELJ, our Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to us to become exercisable.

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

To the extent that we believe contingencies arising from these proceedings will probably be realized, they have been recorded in the balance sheet.  Our provisions for legal contingencies were R$681.5 million as of December 31, 2017. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$60.5 billion as of December 31, 2017. Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, see notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2017, we had several tax claims pending against us, including judicial and administrative proceedings.  Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions.  As of December 31, 2017, we had made provisions of R$383.3 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of December 31, 2017, we were party to tax proceedings with a total estimated possible risk of loss of R$56.2 billion. Approximately R$31.8 billion of this figure is related to controversies related to payment of income tax and social contribution, and approximately R$19.8 billion is related to controversies involving the payment of ICMS value-added and IPI Excise taxes. The most significant proceedings are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

We have been party to legal proceedings with the State of Rio de Janeiro where we are challenging the state’s attempt to assess ICMS Value-Added Tax with respect to unconditional discounts granted by us from January 1996 to February 1998. In October 2015 and January 2016, we paid the amounts related to the State of Rio de Janeiro’s proceedings with discounts under an incentive tax payment program granted by such state in the total amount of approximately R$271.0 million. In 2013, 2014 and 2015, we received similar tax assessments issued by the States of Pará and Piauí relating to the same issue, which are currently under discussion. Our management estimates the amount involved in these proceedings to be approximately R$600 million as of December 31, 2017, reflecting the payments made in October 2015 and January 2016. We have classified this as a possible loss and, therefore, for which no provision has been made.

In Brazil, goods manufactured within the Manaus Free Trade Zone (Zona Franca de Manaus) intended for remittance elsewhere in Brazil are exempt from the IPI Excise Tax.  We have been registering IPI Excise Tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone.  Since 2009, we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed IPI excise tax credits, which are under discussion before the Brazilian Supreme Court.  Management estimates the possible losses in relation to these assessments to be R$3.2 billion as of December 31, 2017. We have not recorded any provision in connection with these assessments. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits.”

In addition, over the years, we also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes that they considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the above mentioned proceedings. We are currently challenging those charges in the courts. Our management estimates the possible losses related to these assessments to be approximately R$0.9 billion as of December 31, 2017. We have not recorded any provision in connection with these assessments.

In 2014 and 2015, we received tax assessments from the RFB relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories, for which a decision from the Upper House of the Administrative Tax Court is still pending. Our management estimates the possible losses related to these assessments to be approximately R$1.5 billion as of December 31, 2017.  We have not recorded any provision in connection with these assessments.

Over the years, we have also received tax assessments relating to supposed ICMS differences considered due in the tax substitution system when the price of products sold by us reaches levels close to or above the fixed price table basis established by certain states in cases where tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. Among other similar cases, we received three assessments issued by the State of Minas Gerais in the original amount of R$1.4 billion. In the second quarter of 2017, the Administrative Tax Court of the State of Minas Gerais issued a judgment in relation to these three matters in a manner unfavorable to us.  We have appealed the decision and are currently awaiting judgement from the Upper House of the Administrative Tax Court of the State of Minas Gerais. In 2017, we also received assessments from the State of Rio de Janeiro in the amount of R$0.9 billion related to this same issue.  We have presented defenses against such tax assessments and await judgment by the relevant administrative courts.  Considering these new assessments and others received in 2017 also related to the application of the fixed price table compared to the value-added percentage method in calculating ICMS taxes, our management estimates the amount related to this issue to be approximately R$5.8 billion as of December 31, 2017, classified as a possible loss and, therefore, for which we have made no provision.  We have recorded provisions in the total amount of R$6.7 million for proceedings where we consider the chances of loss to be probable considering specific procedural issues.

In addition to the above ICMS matters, we are currently challenging tax assessments issued by various Brazilian states, as described in the following section.

State Tax Incentives of the National Council on Fiscal Policy (Conselho Nacional de Política Fazendária), or CONFAZ

Many states in Brazil offer tax incentive programs to attract investments to their regions, pursuant to the rules of the CONFAZ, a council formed by the Treasury Secretaries from each of the 27 Brazilian states. We participate in ICMS value-added tax credit programs offered by various Brazilian states which provide (i) tax credits to offset ICMS value-added tax payables and (ii) ICMS value-added tax deferrals. In return, we are required to meet certain operational requirements, including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between us and the relevant state governments.

As previously disclosed, there has in recent years been a controversy regarding whether these benefits are constitutional when granted without the prior approval of every Brazilian state participating in the CONFAZ. Some states and public prosecutors filed direct actions of unconstitutionality (Ação Direta de Inconstitucionalidade) before the Brazilian Supreme Court to challenge the constitutionality of certain state laws granting tax incentive programs unilaterally, without the prior approval of the CONFAZ.

Since 2007, we have received tax assessments from various states, challenging the legality of tax credits arising from existing tax incentives received by us in other states. Our management estimates the possible losses related to these assessments to be approximately R$1.9 billion as of December 31, 2017.  We have not recorded any provision in connection therewith.

In 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of the aforementioned Supplementary Law, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and to reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and depends on the fulfillment of certain conditions by the granting state.  We believe that the states will be able to comply with such conditions, except for the State of Amazonas that decided to not be a party to the Interstate Agreement.

In any case, we will continue to defend our position in those assessments, including those related to the State of Amazonas and those related to the states in which the conditions for validation were not satisfied.

Profits Generated Abroad

During 2005, certain of our subsidiaries received a number of assessments from Brazilian federal tax authorities relating to profits of our foreign subsidiaries. In December 2008, the Administrative Court decided on one of these tax assessments.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017.  In September 2017, we filed a judicial proceeding for this tax assessment with a motion of injunction, which was decided in a manner favorable to us. In December 2013, 2016 and in October 2017, we received other tax assessments related to profits of our foreign subsidiaries. As of December 31, 2017, our management estimates the total amount involved in these matters classified as a possible risk of loss to be approximately R$6.1 billion and, therefore, for which we have not recorded a provision.  We have recorded provisions of approximately R$44.2 million for proceedings where we consider the chance of loss to be probable.

Income Tax - Tax Loss Offset

We and certain of our subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations.  In February 2016, the Upper House of the Administrative Tax Court reached a judgment for two such tax assessments on this matter. In both cases, the decision was unfavorable to us, and we promptly filed a judicial proceeding. In September 2016, we received a favorable first level decision in one of the judicial claims, and in March 2017, we received an unfavorable first level decision on the second judicial case and filed an appeal to the second instance Court. Our management estimates the total exposures of possible losses in relation to these assessments to be R$549.4 million as of December 31, 2017.  We have not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.”  In June 2012 we filed an appeal against the unfavorable first level administrative decision. In November 2014, the lower Administrative Court rendered a partially favorable decision, and we presented a motion to clarify the decision to the Administrative Court.  This motion was considered in September 2016, and we were notified of the clarified decision in January 2018. The Administrative Court’s decision was partially favorable to us. As a result, we filed a judicial proceeding to discuss the unfavorable part of the decision pursuant to which we were rewarded an injunction.  The remaining unfavorable part will still be examined on the Administrative Upper Court.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization between 2011 to 2013, related to InBev Brazil’s merger with Ambev. In March 2017, we were notified of a partially favorable first level administrative decision on this tax assessment and filed an appeal to Lower Administrative Court. We have not recorded any provisions for this matter and our management estimates possible losses in relation to this assessment to be approximately R$8.3 billion as of December 31, 2017.  In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associate Holding into us. We filed our defense in November 2013, and the Lower Administrative Tax Court issued an unfavorable decision against us in November 2014. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, the Lower Administrative Court decided to send the case back to the first level administrative judgment due to procedural matters. In July 2017, we were notified of the new first level decision which was also unfavorable to us, and filed a new appeal to the Lower Administrative Court. We estimate the amount of possible losses in relation to this assessment to be approximately R$1.6 billion as of December 31, 2017. We have not recorded any provision in connection with this assessment.

In November 2017, we received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. We promptly filed a defense in December 2017 and await the first level administrative decision on this matter. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion as of December 31, 2017. We have not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In December 2014, we received a tax assessment from the RFB related to disallowance of alleged non-deductible expenses and certain loss deductions mainly associated with financial investments and loans, in the amount of approximately R$1.3 billion.  Our defense was presented on January 28, 2015. In July 2016, we were notified of an unfavorable administrative first level decision and filed an appeal to the Lower Administrative Court. In August 2017, the Lower Administrative Court ruled favorably on our appeal, and, considering that the RFB forfeited its right to appeal that decision, the case was then finalized. In December 2015 and December 2016, we also received two new tax assessments related to the same matter. We estimate our exposure to possible losses in relation to these assessments to be approximately R$4.4 billion as of December 31, 2017. We have not recorded any provision in connection with those assessments.

Disallowance of Taxes Paid Abroad

Since 2014, we have been receiving tax assessments from the RFB related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending. In September 2017, we opted to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No. 783 to settle part of this amount.  See “Item 8. Consolidated Financial Statements and Other Financial Information—A. Tax Matters— Adherence to the Special Tax Regularization Program.”  As of December 31, 2017, our management estimated the exposure of approximately R$7.2 billion as a possible risk, and accordingly we have not recorded a provision for such amount.

Presumed Profit

In April 2016, our subsidiary Arosuco received a tax assessment regarding the use of presumed profit method for the calculation of income tax and the social contribution on net profit instead of the real profit method. In September 2017, Arosuco was notified of the unfavorable first level administrative decision and filed an appeal to the Administrative Court. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$616.1 million as of December 31, 2017.

In December 2016, our subsidiary CRBS received a tax assessment regarding the use of presumed profit method for the calculation of income tax and social contribution on net profit instead of the real profit method. In July 2017, CRBS was notified of the unfavorable first level administrative decision and filed an appeal to the Administrative Court. In September 2017, CRBS decided to participate in the Brazilian Federal Tax Regularization Program of the Provisional Measure No. 783 in relation to this matter following which CRBS estimates that there are no remaining contingency values related to this matter as of December 31, 2017.  See “Item 8. Consolidated Financial Statements and Other Financial Information—A. Tax Matters— Adherence to the Special Tax Regularization Program.”

Social Contributions

We received a number of tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to our customers. These cases are now being discussed at the relevant administrative courts. Management estimates the possible losses related to these assessments to be approximately R$3.1 billion as of December 31, 2017. No related provision has been made.

Adherence to the Special Tax Regularization Program

In September 2017, we decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017, or PERT 2017, undertaking to pay tax assessments that were in dispute under administrative or judicial level, including debts from our subsidiaries, in the total amount of R$3.5 billion (already considering discounts established by the program).  The total amount paid in 2017 was approximately R$960.0million and the balance will be paid in 145 monthly installments, with interest, starting in January 2018. In order to benefit from this program, we were required to waive in advance any defense or rights in relation to existing administrative disputes involving the tax indebtedness. In this case, the debts being settled through the program are related to several discussions regarding income tax, social contributions and excise tax.

Despite our participation in this program, we could be subject to tax audits for subsequent periods, which may lead to additional tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participating in this program and similar programs this.

Labor Matters

We are involved in more than 25,000 labor claims. Most of the labor claims we face relate to our Brazilian operations.  In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims.  As of December 31, 2017, we made provisions totaling R$139.1 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with the labor matters, we are also involved in claims regarding the social charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$253 million as of December 31, 2017.

Civil Claims

As of December 31, 2017, we were involved in more than 9.000 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$26.5 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2017 in connection with civil claims.

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

We are aware of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. Two of them were ruled favorably to us by the appellate court of the State of São Paulo. Both decisions were confirmed by the Superior Court of Justice . The plaintiffs have appealed to the Special Court of the Superior Court of Justice (requests for reconsideration based on conflicting precedent) and such appeals are pending Of the four other claims, we received a favorable ruling in one claim by a first level court in Rio de Janeiro, and the appellate court of the State of Rio de Janeiro ruled against us in another three claims. We have appealed to the Brazilian Superior Court of Justice with respect to the final decisions issued by the appellate court of the State of Rio de Janeiro. In 2016, we received a favorable ruling in one of such appeals, to which the plaintiffs filed an appeal of their own. In 2017, the Superior Court of Justice ruled two of the appeals in our favor, and the plaintiffs also filed appeals against such decisions. All three cases ruled favorable to us are pending final judgment. In November 2017, the Federal Public Prosecutor filled a motion favorable to our position in one of the cases, and the remaining appeals are still pending judgment.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe the warrants object of those six proceedings represented, on December 31, 2017, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$846.9 million as of December 31, 2017.

Based on management assessments, our chances of receiving unfavorable final decisions in this matter are remote, and therefore we have not established a provision for this litigation in our audited consolidated financial statements.  As these disputes are based on whether we should receive as a subscription price a lower price than the price that we consider correct, a provision of amounts with respect to these proceedings would only be applicable with respect to legal fees and past dividends.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff.  The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved).  The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Prosecutor’s Office appealed to the Federal Court, but based on management assessments, we believe that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Class Action Canada (Brewers Retail Inc. Litigation)

On December 12, 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario (LCBO), Brewers Retail Inc. (known as The Beer Store or “TBS”), and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP (the “Brewers”).  The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, which sought, among other things: (1) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since June 1, 2000; (2) to obtain a declaration that the Brewers conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (3) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the Brewers. They are seeking damages not exceeding C$1.4 billion (approximately R$3.7 billion); punitive, exemplary and aggravated damages of C$5 million (R$13.1 million); and changes/repeals of the affected legislation. We have not recorded any provision in connection therewith. A motion for summary judgment has been filed by the defendants and was heard by the Superior Court of Ontario in February 2018. A hearing related to the class certification and trial on the merits is not expected to be held before the end of 2018.

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition.  Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under IFRS at our individual financial statements.  Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity,” and treat such payments as a deductible financial expense for purposes of Brazilian income tax and social contribution on profits.  This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend.  The benefit from the tax deductible interest on shareholders’ equity is recorded in the income statement.  The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.  However, payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, whereas no such withholding is required in connection with dividends paid.  For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods ..  The amounts include interest on shareholders’ equity, net of withholding tax.  The last distribution of dividends approved, which relates to the second half of the 2017 fiscal year, was paid by Ambev on February 22, 2018.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)
First half 2015	March 31, 2015	0.077	0.024
	June 29, 2015	0.085	0.027

Second half 2015	September 28, 2015	0.150	0.036
	December 30, 2015	0.128	0.032

First half 2016	February 29, 2016	0.111	0.028
	July 29, 2016	0.130	0.040

Second half 2016	November 25, 2016	0.160	0.047
	December 29, 2016	0.187	0.057
	February 23, 2017	0.070	0.023

First half 2017	July 17, 2017	0.160	0.051

Second half 2017	December 28, 2017	0.264	0.080
	February 22, 2018	0.070	0.022

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

B.            Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2017.

ITEM 9.                THE OFFER AND LISTING

A.            Offer and Listing Details

Not applicable.  Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in “—C. Principal Market and Trading Market Price Information.”

B.            Plan of Distribution

Not applicable.

C.            Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM.  Our common shares are listed on the B3 under the symbol “ABEV3” and our ADSs are listed on the NYSE under the symbol “ABEV”.  Our shares and ADSs began trading on the B3 and the NYSE, respectively, on November 11, 2013.  The shares and ADSs of Old Ambev ceased all trading activities on those stock exchanges on the close of business of November 8, 2013.

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 6, 2018, Ambev had 15,711,205,090 shares outstanding.  As of March 6, 2018, there were 1,253,690,208 Ambev ADSs outstanding(representing 1,253,690,208 Ambev shares, which corresponds to 8% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act.  In addition, as of March 6, 2018 there were 121 registered holders of Ambev ADSs.

Ambev S.A.

Shares

The table below shows the quoted high and low closing sales prices in reais of our shares on B3 for the indicated periods.

Trading Prices on the B3: Ambev Common Shares*
	Per Common Share
	High	Low
	(in reais)
Annual
2017	21.73	15.81
2016	19.01	15.19
2015	18.88	14.18
2014	15.65	13.44
2013 (starting November 11)	15.14	14.08

Quarterly
2017
Fourth quarter	21.73	19.84
Third quarter	21.13	17.46
Second quarter	19.29	17.15
First quarter	17.79	15.81
2016
Fourth quarter	18.73	15.34
Third quarter	19.01	17.68
Second quarter	18.46	17.14
First quarter	18.22	15.19

Monthly
2018
February	22.71	21.49
January	21.96	21.53
2017
December	21.33	20.08
November	20.46	19.84
October	21.73	20.33
September	21.13	19.38

*      Historical pricing adjusted to reflect interest on shareholders’ equity and dividend distributions.

ADSs

The table below shows the quoted high and low closing sales prices in U.S. dollars of our ADSs on the NYSE for the indicated periods.

Trading Prices on the NYSE: Ambev ADSs*
	Per ADS
	High	Low
	(in U.S. dollars)
Annual
2017	6.86	4.90
2016	5.95	3.63
2015	6.21	4.11
2014	6.93	5.10
2013 (starting November 11)	6.61	5.95

Quarterly
2017
Fourth quarter	6.86	5.94
Third quarter	6.73	5.24
Second quarter	6.19	5.20
First quarter	5.75	4.90
2016
Fourth quarter	5.93	4.55
Third quarter	5.95	5.34
Second quarter	5.56	4.72
First quarte	4.96	3.63

Monthly
2018
February	6.95	6.46
January	6.88	6.56
2017
December	6.44	6.10
November	6.32	5.94
October	6.86	6.21
September	6.73	6.13

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

Shares

The table below shows the quoted high and low closing sales prices in reais on the B3 for preferred and common shares of Old Ambev for the indicated periods, considering the last date of trading of those shares on November 8, 2013.

Trading Prices on the B3: Old Ambev Common and Preferred Shares
	Per Common Share		Per Preferred Share
	High	Low	High	Low
	(in reais)		(in reais)
Annual
2013 (until November 8)	91.13	75.69	93.80	76.38

ADSs

The information presented in the table below represents, for the indicated periods, the reported high and low closing sales prices of Old Ambev’s ADSs quoted in U.S. dollars on the NYSE, considering the last date of trading of those shares on November 8, 2013.

Trading Prices on the NYSE: Old Ambev Common and Preferred ADSs
	Per Common ADS		Per Preferred ADS
	High	Low	High	Low
	(in US$)		(in US$)
Annual
2013 (until November 8)	46.22	33.40	47.06	33.73

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

Under the Brazilian Corporation Law, a company is either publicly held (listed), such as Ambev, whose shares are publicly traded on the B3, or privately held (unlisted).  All listed companies are registered with the CVM and are subject to reporting and regulatory requirements.  The Brazilian Corporation Law allows the CVM to classify listed companies according to the kind of securities they issue.  A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market.  Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market.  The shares of a listed company, including Ambev, may also be traded privately subject to several limitations.  To be listed on the B3, a company must apply for registration with the CVM and the B3.

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

Trading on the Brazilian Stock Exchanges

B3 is the only Brazilian stock exchange on which private equity and private debt may be traded.

B3 trading sessions, from March 12, 2018, are from 10:00 a.m. to 4:55 p.m., São Paulo time.  Equity trading is executed fully electronically through an order-driven trading system called “PUMA Trading System,” or “PUMA.”  Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the B3.  B3 also permits trading from 5:30 p.m. to 6:00 p.m. on an online system connected to PUMA and Internet brokers called the “after-market”.  The after-market session is restricted to certain stocks that were traded in portfolios IBOV and/or IBrX 100 and that were traded on the same day during the regular negotiation.  Trading on the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through Internet brokers.  CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances.  Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected three business days after the trade date, without any adjustment.  Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms.  The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date.  The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through the PUMA Trading System.

In order to better control volatility, B3 has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls 10% or 15%, respectively, compared to the previous day’s closing index.  If the market falls more than 20% compared to the previous day, the B3 may determine the suspension of trading in all markets for a defined period, at its sole discretion, and such decision must be disclosed to the market through the News Agency (ABO – Operações).  The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets.  As of December 31, 2017, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3.0 trillion.  Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder.  For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets.  For example, as of December 31, 2017 the ten shares with greatest representation on the IBOVESPA index of the B3 accounted for 57.5% of the total weight of all companies included in that stock index.

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

As of March 6, 2018, our capital stock was equal to R$57,614,139,847.33 divided into 15,717,615,419  issued common shares, without par value, of which 6,410,329 were treasury shares.  We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

The participation and remote voting in general shareholders’ meetings of publicly-held companies are regulated by CVM Rule No. 561, as amended, which aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals, as well as to enhance the corporate governance instruments available in the Brazilian market.  For this purpose, this regulation provided the following:

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

The application of CVM Rule No. 561, as amended, became mandatory on January 1, 2017 for companies that on April 9, 2015 had at least one share class included either on the Index Brasil 100 or the IBOVESPA index of the B3, such as Ambev. Additionally, CVM Rule No. 594 of December 20, 2017, introduced modifications to the rules applicable to remote voting, including, but not limited to, (i) the deadlines for inclusion of candidates in the bulletin by request of minority shareholders and for the company to resend the bulletin in case of inclusion of candidates by minority shareholders and (ii) the disclosure of the detailed final voting map of the shareholders’ meetings, including the partial disclosure of each shareholders taxpayer’s registry number and their respective votes on each matter.

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

Pursuant to CVM Rule No. 561/15, publicly-held companies shall adopt the following measures regarding voting process: (1) inform the market of the adoption of cumulative voting process in annual meetings immediately upon the receipt of the first valid requirement; (2) disclose the voting final summary statements, the voting final detailed statements, as well as any voting statement presented by shareholders at the annual meetings; and (3) register in the minutes of the annual shareholders’ meeting the number of approving, rejecting or abstaining votes for each item of the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such annual shareholders’ meeting.

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

Shareholders who are not residents of Brazil must register their investment with the Central Bank in order for dividends, sales proceeds or other amounts to be eligible for remittance in foreign currency outside of Brazil.  Our common shares underlying the Ambev ADSs will be deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the Depositary, which is registered with the Central Bank as the fiduciary owner of those common shares underlying our ADSs.  Payments of cash dividends and distributions on our common shares will be made in reais to the custodian on behalf of the Depositary.  The custodian will then convert those proceeds into U.S. dollars and will deliver those U.S. dollars to the Depositary for distribution to ADS holders.  If the custodian is unable to immediately convert dividends in reais into U.S. dollars, ADS holders may be adversely affected by devaluations of the real or other exchange rate fluctuations before those dividends can be converted into U.S. dollars and remitted abroad.  Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the trading price of our common shares in reais on the B3.

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

Unrealized Income Reserve

Pursuant to the Brazilian Corporation Law, the amount by which the minimum mandatory dividend exceeds the “realized” portion of net income for any particular year may be allocated to the Unrealized Income Reserve.  The realized portion of net income is the amount by which the adjusted net income exceeds the sum of:

•         our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

•         the net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

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

The B3 operates a central clearing system.  A holder of our common shares may choose, at its discretion, to participate in this system, and all shares elected to be transferred to this system will be deposited in custody with the stock exchange through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the stock exchange.  Our common shares that are subject to custody with the stock exchange will be reflected in our registry of shareholders.  Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

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

•         our controlling shareholders, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the B3; and

•         the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with our Shareholders’ Agreement.

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

Pepsi

See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the state governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  Also, the State of São Paulo has challenged, in the Brazilian Supreme Court, state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional.  There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every state of the country.  Although the Brazilian Supreme Court has already declared part of the State of Pará’s  tax benefits law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision.  Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted.  On August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 08, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state.  See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and “Item 3. Key Information—D. Risk Factors.”

Material Financing Agreements

For a discussion of our 2021 debentures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Long-term Debt.”

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

Income Tax

Taxation of Dividends

Dividends paid by us to The Bank of New York Mellon in respect of the common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to our common shares, currently will not be subject to Brazilian withholding income tax provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to Brazilian withholding income tax at variable rates according to the tax legislation applicable to each corresponding year.

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

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

•         exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, or a 4,373 Holder, and (2) is not resident or domiciled in a tax haven jurisdiction, as defined below; or

•         in all other cases, subject to income tax at a rate of up to 25%. In addition, a withholding tax  of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e, a broker) that receives the order directly from the Non-Brazilian Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

Any other gains assessed on a sale or disposition of the shares that is not carried out on a Brazilian stock exchange are subject to withholding tax at a rate of up to 25%. Lower rates may be applicable as provided for in an applicable tax treaty entered into between Brazil and the country where the Non-Brazilian Holder is resident. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a withholding tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

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

The RFB regularly issues a list of jurisdictions which are considered tax-haven jurisdictions, the “black-list”. Such list is currently set forth in Normative Instruction No. 1,037/10, as amended. Please note that the “black-list” provided for in Normative Instruction No. 1,037/10 does not seem to differ from the tax haven jurisdiction definition for the purposes of investments registered under CMN Resolution No. 4,373 or under Law No. 4,131.1

1       The countries currently included in this list, according to Article 1 of RFB Normative Instruction No. 1,037/10 are: Andorra, Anguilla, Antigua e Barbuda, Aruba, Ascension Islands, Bahamas, Bahrain, Barbados, Belize, Bermuda, British Virgin Islands, Brunei, Campione D’Italia, Channel Islands (Jersey, Guernsey, Alderney and Stark), Cayman Island, Curaçao, Cyprus, the Cook Islands, Djibouti, Dominica, United Arab Emirates, Gibraltar, Grenada, Hong Kong, Ireland, Kiribati, Lebanon, Libya, Liberia, Liechtenstein, Macau, Maldives, Man Island, Marshall Island, Mauritius Island, Monaco, Montserrat Island, Nauru, Niue Island, Norfolk Island, Panama, Pitcairn Island, American French Polynesia, Qeshm Island, American Samoa, Western Samoa, San Marino, Saint Helena Island, Santa Lucia, Federation of Saint Christopher and Nevis, Saint Martin, Saint-Pierre e Miquelon, Saint Vincent and the Grenadines, Seychelles, Solomon Island, Swaziland, Sultanate of Oman, Tonga, Tristan da Cunha, Turks and Caicos Islands, Vanuatu and Virgin Islands. In addition, in Article 2 of RFB Normative Instruction No. 1,037/10, U.S. state LLCs held by non-residents and not subject to federal income tax in the U.S. and holding companies without substantial economic activity domiciled in Denmark and Netherlands are listed as tax privileged domiciled entities, as well as: (1) Financial Investment Companies of Uruguay (Sociedades Financeiras de Inversão), (2) Holding companies domiciled in Denmark, Netherlands and Austria, which do not develop “substantial economic activities,” as defined by the single paragraph of Article 2, (3) International Trading Company (ITC) domiciled in Iceland, (4) Entidad de Tenencia de Valores Extranjeros (ETVEs) of Spain, (5) the International Trading Companies (ITC) and International Holding Companies (IHC) domiciled in Malta, (6) Limited Liability Company (LLC) of United States of America and (7) the Holding Company, Domiciliary Company, Auxiliary Company, Mixed Company and Administrative Company domiciled in Switzerland subject to Federal, Cantonal and Municipal income tax at a combined rate lower than 20%, (8) companies in the Free Trade Zone of Costa Rica, (9) companies in the International Business Center of Madeira Island in Portugal, (10) and the following special regimes provided for the Singapore legislation: (i) special rate of tax for non-resident shipowner or charterer or air transport undertaking; (ii) exemption and concessionary rate of tax for insurance and reinsurance business; (iii) concessionary rate of tax for Finance and Treasury Centre; (iv) concessionary rate of tax for trustee company; (v) concessionary rate of tax for income derived from debt securities; (vi) concessionary rate of tax for global trading company and qualifying company); (vii) concessionary rate of tax for financial sector incentive company; (viii) concessionary rate of tax for provision of processing services for financial institutions; (ix) concessionary rate of tax for shipping investment manager; (x) concessionary rate of tax for trust income to which beneficiary is entitled; (xi) concessionary rate of tax for leasing of aircraft and aircraft engines; (xii) concessionary rate of tax for aircraft investment manager; (xiii) concessionary rate of tax for container investment enterprise; (xiv) concessionary rate of tax for container investment manager; (xv) concessionary rate of tax for approved insurance brokers; (xvi) concessionary rate of tax for income derived from managing qualifying registered business trust or company; (xvii) concessionary rate of tax for ship broking and forward freight agreement trading; (xviii) concessionary rate of tax for shipping-related support services; (xix) concessionary rate of tax for income derived from managing approved venture company; and (xx) concessionary rate of tax for international growth company. Netherlands was temporarily removed from the list, in 2010, and then re-included in the list, in 2015. The effects of the inclusion of the ETVE regime in the list were suspended by RFB Declaratory Act No. 22/2010, due to a review request presented by the Spanish government to Brazilian authorities.

We understand that ADSs are not assets located in Brazil for the purposes of the above-mentioned taxation on gains.  However, we are unable to predict how Brazilian courts would view this issue, and to date, we are not aware of any judicial or administrative precedent on this specific matter.  The withdrawal of ADSs in exchange for shares is not subject to Brazilian income tax, as far as the regulatory rules in respect to the registration of the investment before the Central Bank are duly observed.  The deposit of the shares in connection with the issuance of ADSs is not subject to Brazilian tax, provided that the shares are registered under Resolution No. 4,373 and the investor is not located in a tax-haven jurisdiction, considering the definition described above.  There is a special taxation system applicable to Non-Brazilian Holders (provided investments are duly registered under Resolution No. 4,373 and with the CVM and other conditions are fulfilled).  Upon receipt of the underlying shares, a Non-Brazilian Holder who qualifies under Resolution No. 4,373 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.

As a general rule, the “gain realized” as a result of a transaction on a Brazilian stock exchange and the “gain realized” as a result of a transaction with shares which are registered under a Law No. 4,131 is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for inflation. These gains will accordingly be subject to tax at a rate of up to 25%.

There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of shares under Resolution No. 4,373 will continue in the future or that it will not be changed in the future.

Any exercise of preemptive rights relating to the Ambev common shares or ADSs will not be subject to Brazilian taxation.  Gains on the sale of preemptive rights relating to the shares will be treated differently for Brazilian tax purposes depending on (1) whether the sale is made by The Bank of New York Mellon or the investor and (2) whether the transaction takes place on a Brazilian stock exchange.  Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil, but gains on other sales may be subject to tax at rates of up to 25%.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity.  Such interest is calculated by multiplying the TJLP, as determined by the Central Bank from time to time, by the sum of the determined Brazilian company’s net equity accounts.

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

•         partnerships or other pass-through entities treated as such for U.S. federal income tax purposes;

•         a person whose functional currency is not the U.S. dollar;

•         certain former citizens or long-term residents of the United States;

•         S corporations and small business investment companies;

•         real estate investment trusts and regulated investment companies;

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

•         an entity treated as a corporation for U.S. federal income tax purposes created or organized in or under the laws of the United States or any state thereof, or the District of Columbia;

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

Distributions on the Ambev Common Shares or ADSs

Subject to the discussion below under “—Taxation of U.S. Holders—Passive Foreign Investment Company (PFIC) Rules,” the gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes, if any) with respect to our common shares or ADSs (including distributions of interest on shareholders’ equity) will generally be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is treated as paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing such U.S. Holder’s tax basis in our common shares or ADSs, as applicable.  Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held our common shares or ADSs, as applicable, for more than one year at the time of the distribution. We do not calculate our earnings and profits under U.S. federal income tax principles.  Therefore a U.S. Holder should expect that the entire amount of a distribution will generally be treated as a dividend even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Sale, Exchange or Other Taxable Disposition of Ambev Common Shares or ADSs

Subject to the discussion below under “—Taxation of U.S. Holders—Passive Foreign Investment Company (PFIC) Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs, measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in those common shares or ADSs.  If Brazilian tax is withheld on the sale or disposition, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  Any gain or loss will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of an Ambev common share or ADS, will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of an Ambev common share that is subject to Brazilian tax imposed on the gain, or in the case of a deposit of Ambev common shares in exchange for an Ambev ADS that is not registered pursuant to Resolution No. 4,373 on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Income Tax—Taxation of Gains”), as the case may be, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax, unless the U.S. Holder can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category.  Alternatively, a U.S. Holder may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.  Any Brazilian tax paid by a U.S. Holder that is not eligible for a credit or deduction will be treated as a reduction in the amount of cash received by the U.S. Holder on the sale, exchange or other taxable disposition of our common shares or ADSs and will generally reduce the amount of gain (if any) recognized by the U.S. Holder.  The rules relating to the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit under their particular circumstances.

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

You may obtain documents from us by requesting them in writing, at the following addresses or by telephone:

Ambev S.A.
Attention:	Investor Relations Department
Telephone numbers:	(55-11) 2122-1415
(55-11) 2122-1414
Fax:	(55-11) 2122-1526
Email:	ir@ambev.com.br

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

We produce approximately 83% of our consolidated malt needs.  The remainder and all other commodities are purchased from third parties.  We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities.  The commodity markets have experienced and will continue to experience price fluctuations.  We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices.  See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars.  In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2017, our derivative activities consisted of sugar, wheat, aluminum, heating oil, natural gas, corn and resin derivatives.  The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2017.  The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2017
Derivatives Instruments	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	195.7	88.4	-	-	-	-	284.0	(47.1)
Average Price (R$/ton)	1,104.4	1,144.3	-	-	-	-	1,116.5
Wheat Derivatives:
Notional Amount	221.8	-	-	-	-	-	221.8	(4.5)
Average Price (R$/ton)	521.8	-	-	-	-	-	521.8
Aluminum Derivatives:
Notional Amount	1,081.1	2.7	-	-	-	-	1,083.7	143.5
Average Price (R$/ton)	5,968.4	921.7	-	-	-	-	5,896.7
Heating Oil Derivatives:
Notional Amount	42.2	-	-	-	-	-	42.2	12.7
Average Price (R$/gallon)	9.9	-	-	-	-	-	9.9
Natural Gas:
Notional Amount	5.7	1.1	-	-	-	-	6.8	(2.7)
Average Price (R$/GJ)	6.7	5.7	-	-	-	-	6.5
Corn Derivatives:
Notional Amount	62.2	-	-	-	-	-	62.2	(1.8)
Average Price (R$/ton)	504.8	-	-	-	-	-	504.8
Resin Derivatives:
Notional Amount	250.5	4.0	-	-	-	-	254.5	(4.2)
Average Price (R$/ton)	3,305.1	5,834.3	-	-	-	-	3,324.0

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

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2017.  The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2017
Debt Instrument	2018	2019	2020	2021	2022	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	-	-	4.96	-	-	-	4.96
Average Pay Rate	-	-	2.3%	-	-	-	2.3%
Other Latin America Currency Fixed Rate	199.1	-	-	-	-	-	199.1
Average Pay Rate	9.3%	-	-	-	-	-	9.3%
US$ Fixed Rate	6.5	16.4	-	-	-	-	22.9
Average Pay Rate	2.2%	4.5%	-	-	-	-	3.8%
US$ Floating Rate	78.2	477.0	-	-	-	-	555.3
Average Pay Rate	4.0%	2.5%	-	-	-	-	2.7%
CAD Floating Rate	685.9	-	-	-	-	-	685.9
Average Pay Rate	0.5%	-	-	-	-	-	0.5%
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	164.7	74.3	9.6	10.0	10.8	133.0	402.3
TJLP & TR + Average Pay Rate	9.1%	9.1%	9.4%	9.4%	9.4%	9.4%	9.2%
Reais Debt - ICMS Fixed Rate:
Notional Amount	38.4	27.0	19.7	7.8	3.8	33.2	129.9
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%	5.6%
Reais Debt - Fixed Rate:
Notional Amount	148.3	129.4	48.2	147.7	43.5	35.7	552.7
Average Pay Rate	5.6%	5.5%	4.0%	11.2%	3.5%	3.6%	6.6%
Total Debt	1,321.1	724.1	82.4	165.5	58.0	201.9	2,553.0

	Maturity Schedule of Cash Instruments as of December 31, 2017
Cash Instrument	2018	2019	2020	2021	2022	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	2,405.6						2,405.6
Average Interest Rate	1.2%						1.2%
Reais-Denominated Cash and Cash Equivalents:
Notional	3,948.9						3,948.9
Average Interest Rate	6.6%						6.6%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	561.5						561.5
Average Pay Rate	0.8%						0.8%
Other Latin American Currency investments:
Notional Amount	3,436.7						3,436.7
Total	10,352.7						10,352.7

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2017
Derivatives Instruments	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DI Futures:
Notional Amount	-	-	15.0	-	-	-	15.0	(0.0)
Average Interest Rate	-	-	11.2%	-	-	-	11.2%

FIXED x CDIIRS(2):
Notional Amount	-	-	-	110.0	-	-	110.0	25.0
Average Interest Rate	-	-	-	6.9%	-	-	6.9%

FIXED x TJLP:
Notional Amount	-	-	-	-	-	97.4	97.4	(1.8)
Average Interest Rate	-	-	-	-	-	7.5%	7.5%

FIXED x TR:
Notional Amount	-	-	-	-	-	149.5	149.5	5.0
Average Interest Rate	-	-	-	-	-	0.2%	0.2%

(1)     Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)     Interest rate swap.

Part of the floating rate debt accrues interest at TJLP.  During the period set forth below the TJLP was:

	2017	2016	2015
4th Quarter	7.00	7.50	7.00
3rd Quarter	7.00	7.50	6.50
2nd Quarter	7.00	7.50	6.00
1st Quarter	7.50	7.50	5.50

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2015, until December 31, 2017, the U.S. dollar appreciated 24.5% against the real, and, as of December 31, 2017, the commercial market rate for purchasing U.S. dollars was R$3.308 per US$1.00.  The U.S. dollar appreciated against the real by 47.0% in 2015. In 2016, the U.S. dollar depreciated 16.5% against the real. In 2017, the U.S. dollar appreciated 1.5% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2017, included debt of R$1,468.1 million.

As of December 31, 2017, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2017.  The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2017
Derivatives Instruments(1)	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
BM&F Dollar Futures:
Notional Amount	2,117.5	-	-	-	-	-	2,117.5	(4.0)
Average Unit Price	3.2	-	-	-	-	-	3.2

NDF R$ x US$:
Notional Amount	3,628.3	-	-	-	-	-	3,628.3	54.5
Average Unit Price	3.3	-	-	-	-	-	3.3

FDF C$ x US$:
Notional Amount	805.1	-	-	-	-	-	805.1	(20.9)
Average Unit Price	1.3	-	-	-	-	-	1.3

NDF INR x C$:
Notional Amount	8.5	-	-	-	-	-	8.5	0.0
Average Unit Price	51.6	-	-	-	-	-	51.6

FDF C$ x EUR:
Notional Amount	82.9	-	-	-	-	-	82.9	2.8
Average Unit Price	1.5	-	-	-	-	-	1.5

NDF MXN x R$:
Notional Amount	28.3	-	-	-	-	-	28.3	(0.4)
Average Unit Price	5.9	-	-	-	-	-	5.9

NDF ARS x US$:
Notional Amount	1,075.5	-	-	-	-	-	1,075.5	9.0
Average Unit Price	19.7	-	-	-	-	-	19.7

NDF CLP x US$:
Notional Amount	594.6	-	-	-	-	-	594.6	(46.2)
Average Unit Price	665.8	-	-	-	-	-	665.8

NDF UYU x US$:
Notional Amount	133.3	-	-	-	-	-	133.3	(7.8)
Average Unit Price	31.8	-	-	-	-	-	31.8

NDF BOB x US$:
Notional Amount	180.7	-	-	-	-	-	180.7	(1.8)
Average Unit Price	7.2	-	-	-	-	-	7.2

NDF PYG x US$:
Notional Amount	358.5	-	-	-	-	-	358.5	(13.4)
Average Unit Price	5,934.4	-	-	-	-	-	5,934.4

BM&F Euro Futures:
Notional Amount	47.6	-	-	-	-	-	47.6	0.1
Average Unit Price	3.9	-	-	-	-	-	3.9

NDF MXN x US$:
Notional Amount	140.0	3.6	-	-	-	-	143.5	23.8
Average Unit Price	19.9	20.3	-	-	-	-	19.9

NDF CLP x MXN:
Notional Amount	229.8	-	-	-	-	-	229.8	(21.3)
Average Unit Price	33.1	-	-	-	-	-	33.1

(1)     Negative notional amounts represent an excess of liabilities over assets at any given moment.

Equity Swap Risk

We established several share-based payment programs that allow our directors, officers and certain other employees to receive share-based compensation under certain conditions.

As part of these programs, our board of directors approved equity swap transactions on May 16, 2017 and December 21, 2017, respectively, pursuant to which we will receive any price variation related to the difference between the strike price and the trading price of our shares or ADRs at the maturity of the swap.  Ambev will pay CDI or Libor plus a fee over the notional value of the transaction. The objective of the transaction is to neutralize the possible effects of the stock prices’ oscillation, considering our share-based payment programs as eventual share price increases would result in a positive gain on the equity swap transaction mitigating the higher cost of purchasing shares in the market to deliver to the employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

The contracts approved on December 21, 2017 may result in an exposure of up to 44 million common shares (of which all or part may be through ADRs), with a value of up to R$820 million and, together with the balance of the agreements executed in the context of the approval of May 16, 2017 and not yet settled, may result in an exposure of up to 80 million common shares.

In December 2017, an exposure equivalent to R$2.3 billion in our shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$67.0 million.

	Maturity Schedule of Equity Swap Derivatives as of December 31, 2017
Derivatives Instruments	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
Equity Swap:
Notional Amount	677.0	-	-	-	-	-	677.0	69.2
Average Unit Price (R$/Share)	19.0	-	-	-	-	-	19.0

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

The Depositary has made payments to us in the amount of US$2.9 million during 2017.  These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2017, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon the Company’s evaluation, as of December 31, 2017, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.  The effectiveness of our internal control over financial reporting as of December 31, 2017, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission.  Based on those criteria, management has concluded that as of December 31, 2017, the Company’s internal control over financial reporting is effective.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on Company’s internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F.

D.            Changes in Internal Control over Financial Reporting

Other than as discussed below, during the period covered by this Form 20-F, we have not made any change to our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Remediation Plan for Previously Existing Material Weakness

We have previously disclosed in our annual report on Form 20-F for the year ended December 31, 2016 that we and our independent registered public accounting firm identified a material weakness as of December 31, 2016 relating to the accounting and presentation of complex, non-routine transactions. During 2017, we have undertaken the following remedial steps to address the aforementioned material weakness:

•       strengthened the detailed framework for the treatment of such complex non-routine transaction;

•       formalized all the required steps to be taken in connection with the analysis of the applicable accounting practices for such transactions; and

•       formalized the other procedures to be undertaken when reviewing the key assumptions and other data relating to complex, non-routine that may impact the accounting record of such transactions.

We have implemented these remedial steps and successfully tested the related controls. Therefore, as of December 31, 2017, we have concluded that the material weakness described in our annual report on Form 20-F for the year ended December 31, 2016 has been remediated.

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

ITEM 16B.           CODE OF BUSINESS CONDUCT

We have adopted a code of business conduct (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others.  Our code of business conduct has been incorporated by reference to this annual report and was approved by our Board of Directors on August 30, 2013 and amended on May 16, 2017 (though Old Ambev already had a Board-approved code of business conduct since 2003).  If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal years ended December 31, 2017, 2016 and 2015.  The table below sets forth the total amount we were billed by Deloitte in 2017, 2016 and 2015 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2017	Year Ended December 31, 2016	Year Ended December 31, 2015
	(in R$ thousand)
Audit fees	4,306	4,532	7,316.1
Audit-related fees	3,382	3,512	-
Tax fees	-	1,103	568.9
All other fees	113	20	113.2
Total	7,801	9,167	7,998.2

Audit Fees

Audit fees are fees billed for the audit of our consolidated financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements (including audit of our subsidiaries for consolidated purpose).

Audit-Related Fees

Audit-related fees consisted of fees billed for assurance and related services that were reasonably related to the performance of the audit or review of our financial statements or that were traditionally performed by the external auditor.

Tax Fees

Tax fees in  2016 and 2015 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2017, 2016 and 2015 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Avenida Dr. Chucri Zaidan, 1240, 4th to 12th floors, 04711-130, São Paulo, SP, Brazil.  They are members of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and their registration number is SP 011.609/O-8.

Our audited consolidated financial statements as of and for the years ended December 31, 2014 and 2013 have been audited by another independent registered public accounting firm (i.e. PricewaterhouseCoopers Auditores Independentes).

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

ITEM 16E.           PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Share Buyback Program,” we have purchased a number of our shares during the period covered by this annual report.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk—Equity Swap Risk.”

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2018	291,262	22.09	Not Specified	Not Specified
January-2018	637,394	21.74	Not Specified	Not Specified
December-2017	493,724	20.69	Not Specified	Not Specified
November-2017	279,041	20.45	Not Specified	Not Specified
October-2017	78,803	21.01	Not Specified	Not Specified
September-2017	841,850	20.11	Not Specified	Not Specified
August-2017	788,027	19.55	Not Specified	Not Specified
July-2017	213,382	18.92	Not Specified	Not Specified
June-2017	262,702	18.39	Not Specified	Not Specified
May-2017	317,969	19.07	Not Specified	Not Specified
April-2017	437,084	17.68	Not Specified	Not Specified
March-2017	390,678	17.46	Not Specified	Not Specified
February-2017	36,522	17.11	Not Specified	Not Specified
January-2017	3,690,690	16.78	Not Specified	Not Specified
December-2016	170,024	16.49	Not Specified	Not Specified
November-2016	166,797	17.83	Not Specified	Not Specified
October-2016	108,375	18.71	Not Specified	Not Specified
September-2016	202,158	19.66	Not Specified	Not Specified
August-2016	351,594	19.53	Not Specified	Not Specified
July-2016	24,400	19.22	Not Specified	Not Specified
June-2016	180,981	18.77	Not Specified	Not Specified
May-2016	985,389	18.88	Not Specified	Not Specified
April-2016	369,266	18.80	Not Specified	Not Specified
March-2016	231,646	18.70	Not Specified	Not Specified
February-2016	76,999	17.69	Not Specified	Not Specified
January-2016	329,219	17.28	Not Specified	Not Specified
December-2015	263,393	18.52	Not Specified	Not Specified
November-2015	497,438	18.67	Not Specified	Not Specified
October-2015	347,578	19.79	Not Specified	Not Specified
September-2015	3,338,663	19.04	Not Specified	Not Specified
August-2015	7,889,279	19.16	Not Specified	Not Specified
July-2015	8,981,400	19.23	Not Specified	Not Specified
June-2015	9,885,614	18.65	Not Specified	Not Specified
May-2015	7,976,601	19.04	Not Specified	Not Specified
April-2015	5,457,010	19.16	Not Specified	Not Specified
March-2015	3,520,223	18.31	Not Specified	Not Specified
February-2015	756,819	18.18	Not Specified	Not Specified
January-2015	35,919	16.48	Not Specified	Not Specified

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

2.2

Indenture, dated September 9, 2015, as amended, between Ambev S.A. and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as Trustee, relating to the R$1,000,000,000 14.476% Non-Convertible Debentures of Ambev S.A. due 2021 (incorporated by reference to Exhibit 2.6 to Form 20-F filed by Ambev on March 14, 2016).

3.1

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as from the approval of the Stock Swap Merger until July 1, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A., Ambev S.A. and Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Ambev on June 28, 2013).

3.2

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, to be effective starting on July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013).

3.3

Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016).

3.4

Amended and Restated New Shareholders’ Agreement, dated April 11, 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on April 19, 2016).

3.5

Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016)

8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 and amended on May 16, 2017 (English-language translation).
11.2

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014 and on March 28, 2016 (English-language translation).

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

By:         /s/ Bernardo Pinto Paiva
Name:    Bernardo Pinto Paiva
Title:       Chief Executive Officer

By:         /s/ Ricardo Rittes de Oliveira Silva
Name:    Ricardo Rittes de Oliveira Silva
Title:       Chief Financial Officer

Date: March 19, 2018.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ambev S.A.

São Paulo - SP - Brazil

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2017, based on criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2017, of the Company and our report dated March 16, 2018, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE TOUCHE TOHMATSU

São Paulo, Brazil

March 16, 2018

We have served as the Company’s auditor since 2015.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ambev S.A.

São Paulo - SP - Brazil

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2017 and 2016, the related consolidated income statements, consolidated statements of comprehensive income, changes in equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 16, 2018, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ DELOITTE TOUCHE TOHMATSU

São Paulo, Brazil

March 16, 2018

We have served as the Company’s auditor since 2015.

AMBEV S.A. FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2017, 2016 and 2015

(Expressed in millions of Brazilian Reais)

	Note	2017	2016	2015

Net sales	6	47,899.3	45,602.6	46,720.2
Cost of sales		(18,041.8)	(16,678.0)	(16,061.4)
Gross profit		29,857.5	28,924.6	30,658.8

Distribution expenses		(6,295.5)	(6,085.5)	(5,833.2)
Sales and marketing expenses		(5,620.0)	(5,925.0)	(5,344.7)
Administrative expenses		(2,623.8)	(2,166.1)	(2,281.3)
Other operating income/(expenses), net	7	1,217.3	1,223.1	1,936.1
Exceptional items	8	(108.7)	1,134.3	(357.2)
Income from operations		16,426.8	17,105.4	18,778.5

Finance cost	11	(4,268.3)	(4,597.9)	(3,562.4)
Finance income	11	774.4	895.9	1,294.2
Net finance cost		(3,493.9)	(3,702.0)	(2,268.2)

Share of result of joint ventures		(3.1)	(5.0)	3.1
Income before income tax		12,929.8	13,398.4	16,513.4

Income tax expense	12	(5,079.3)	(315.0)	(3,634.2)
Net income		7,850.5	13,083.4	12,879.2

Attributable to:
Equity holders of Ambev		7,332.0	12,546.6	12,423.8
Non-controlling interests		518.5	536.8	455.4

Basic earnings per share – common - R$	21	0.47	0.80	0.79
Diluted earnings per share – common - R$	21	0.46	0.79	0.79

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2017, 2016 and 2015

(Expressed in millions of Brazilian Reais)

	2017	2016	2015

Net income	7,850.5	13,083.4	12,879.2

Items that will not be recycled to profit or loss:
Recognition of actuarial gains/(losses)	124.6	(129.6)	(24.5)

Items that may be recycled subsequently to profit or loss:
Exchange differences on translation of foreign operations gains/(losses)
Investment hedge in foreign operations	-	23.3	(1,859.4)
Investment hedge - put option granted on subsidiary	61.7	707.8	(1,071.0)
Gains/losses on translation of other foreign operations	1,890.6	(4,858.8)	6,344.6
Gains/losses on translation of foreign operations	1,952.3	(4,127.7)	3,414.2

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	189.3	(579.3)	1,634.6
Removed from Equity (Hedge reserve) and included in profit or loss	324.4	(494.0)	(970.0)
Total cash flow hedge	513.7	(1,073.3)	664.6

Other comprehensive (loss)/income	2,590.6	(5,330.6)	4,054.3

Total comprehensive income	10,441.1	7,752.8	16,933.5

Attributable to:
Equity holders of Ambev	9,891.7	7,610.4	16,086.5
Non-controlling interest	549.4	142.4	847.0

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 17 - Deferred income tax and social contribution.

Consolidated Balance Sheets

As at December 31, 2017 and December 31, 2016

(Expressed in millions of Brazilian Reais)

Assets	Note	2017	2016

Property, plant and equipment	13	18,822.3	19,153.8
Goodwill	14	31,401.9	30,511.2
Intangible	15	4,674.7	5,245.9
Investments in associates		238.0	300.1
Investment securities	16	122.0	104.3
Deferred tax assets	17	2,279.3	2,268.2
Employee benefits	23	58.4	33.5
Derivative financial instruments	27	35.2	16.3
Income tax and social contributions recoverable		2,312.7	4.5
Other recoverable taxes		225.0	343.2
Other assets		1,964.4	1,973.6
Non-current assets		62,133.9	59,954.6

Investment securities	16	11.9	282.8
Inventories	18	4,319.0	4,347.1
Trade receivable	19	4,944.8	4,368.1
Derivative financial instruments	27	350.0	196.6
Income tax and social contributions recoverable		2,770.4	4,693.7
Other recoverable taxes		600.2	729.6
Cash and cash equivalents	20	10,354.5	7,876.8
Other assets		1,367.2	1,392.1
Current assets		24,718.0	23,886.8

Total assets		86,851.9	83,841.4

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets (continued)

As at December 31, 2017 and December 31, 2016

(Expressed in millions of Brazilian Reais)

Equity and liabilities	Note	2017	2016

Equity
Issued capital	21	57,614.1	57,614.1
Reserves		63,361.2	64,230.0
Carrying value adjustments		(74,966.5)	(77,019.1)
Equity attributable to equity holders of Ambev		46,008.8	44,825.0
Non-controlling interests		1,974.0	1,826.3
Total Equity		47,982.8	46,651.3

Interest-bearing loans and borrowings	22	1,231.9	1,765.7
Employee benefits	23	2,310.7	2,137.7
Derivative financial instruments	27	2.4	27.0
Deferred tax liabilities	17	2,329.2	2,329.7
Income tax and social contribution payable (i)		2,418.0	-
Taxes and contributions payable		771.6	681.4
Trade payables	25	175.1	237.8
Provisions	26	512.6	765.4
Put option granted on subsidiary and other liabilities		429.1	471.8
Non-current liabilities		10,180.6	8,416.5

Bank overdrafts	20	1.8	-
Interest-bearing loans and borrowings	22	1,321.1	3,630.6
Wages and salaries		1,047.2	686.6
Dividends and interest on shareholders’ equity payable		1,778.6	1,714.4
Derivative financial instruments	27	215.1	686.4
Income tax and social contribution payable		1,668.4	904.2
Taxes and contributions payable		3,825.4	3,378.2
Trade payables	25	11,854.0	10,868.8
Provisions	26	169.0	168.6
Put option granted on subsidiary and other liabilities		6,807.9	6,735.8
Current liabilities		28,688.5	28,773.6

Total liabilities		38,869.1	37,190.1

Total equity and liabilities		86,851.9	83,841.4

(i) During the third quarter, the Company joined a Special Program for Tax Regularization ("PERT 2017"). Additional information are disclosed on Note 1 - Corporate information.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Years ended December 31, 2017, 2016 and 2015

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non- controlling interests	Total equity
At December 31, 2016	57,614.1	54,529.9	9,700.1	-	(77,019.1)	44,825.0	1,826.3	46,651.3

Net Income	-	-	-	7,332.0	-	7,332.0	518.5	7,850.5

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,928.6	1,928.6	23.7	1,952.3
Cash flow hedges	-	-	-	-	513.4	513.4	0.3	513.7
Actuarial gain/(losses)	-	-	-	-	117.7	117.7	6.9	124.6
Total comprehensive income	-	-	-	7,332.0	2,559.7	9,891.7	549.4	10,441.1
Options granted on subsidiary	-	-	-	-	(380.4)	(380.4)	-	(380.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	(12.1)	(12.1)	29.5	17.4
Tax on fictitious dividends	-	-	-	-	(38.7)	(38.7)	-	(38.7)
Dividends distributed	-	-	-	(3,612.8)	-	(3,612.8)	(431.2)	(4,044.0)
Interest on own capital	-	-	(3,770.1)	(1,099.6)	-	(4,869.7)	-	(4,869.7)
Acquired shares and result on treasury shares	-	13.7	-	-	-	13.7	-	13.7
Share-based payment	-	157.4	-	-	-	157.4	-	157.4
Prescribed dividends	-	-	-	34.7	-	34.7	-	34.7
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,552.3	(1,552.3)	-	-	-	-
Investments reserve	-	-	1,177.9	(1,177.9)	-	-	-	-
At December 31, 2017	57,614.1	54,701.0	8,660.2	-	(74,966.5)	46,008.8	1,974.0	47,982.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

Years ended December 31, 2017, 2016 and 2015

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2015	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

Net Income	-	-	-	12,546.6	-	12,546.6	536.8	13,083.4

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(3,728.8)	(3,728.8)	(398.9)	(4,127.7)
Cash flow hedges	-	-	-	-	(1,076.7)	(1,076.7)	3.4	(1,073.3)
Actuarial gain/(losses)	-	-	-	-	(130.7)	(130.7)	1.1	(129.6)
Total comprehensive income	-	-	-	12,546.6	(4,936.2)	7,610.4	142.4	7,752.8
Options granted on subsidiary	-	-	-	-	(144.1)	(144.1)	-	(144.1)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2.8)	(2.8)	37.6	34.8
Exchange transaction of shareholdings	-	-	-	-	(3.1)	(3.1)	-	(3.1)
Dividends distributed	-	-	-	(5,651.8)	-	(5,651.8)	(355.5)	(6,007.3)
Interest on own capital	-	-	(2,039.2)	(3,454.2)	-	(5,493.4)	-	(5,493.4)
Acquired shares and result on treasury shares	-	94.8	-	-	-	94.8	-	94.8
Share-based payment	-	61.5	-	-	-	61.5	-	61.5
Prescribed dividends	-	-	-	21.6	-	21.6	-	21.6
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,819.5	(1,819.5)	-	-	-	-
Investments reserve	-	-	1,718.6	(1,718.6)	-	-	-	-
At December 31, 2016	57,614.1	54,529.9	9,700.1	-	(77,019.1)	44,825.0	1,826.3	46,651.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

Years ended December 31, 2017, 2016 and 2015

(Expressed in millions of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2014	57,582.4	55,023.3	4,883.8	-	(75,267.9)	42,221.6	1,423.1	43,644.7

Net Income	-	-	-	12,423.8	-	12,423.8	455.3	12,879.1

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	3,018.9	3,018.9	395.3	3,414.2
Cash flow hedges	-	-	-	-	666.2	666.2	(1.5)	664.7
Actuarial gain/(losses)	-	-	-	-	(22.4)	(22.4)	(2.1)	(24.5)
Total comprehensive income	-	-	-	12,423.8	3,662.7	16,086.5	847.0	16,933.5
Capital increase	31.7	(22.6)	-	-	-	9.1	-	9.1
Options granted on subsidiary	-	-	-	-	(189.4)	(189.4)	-	(189.4)
Gains/(losses) of controlling interest’s share	-	-	-	-	13.5	13.5	(7.9)	5.6
Dividends distributed	-	-	-	(2,352.4)	-	(2,352.4)	(260.4)	(2,612.8)
Interest on own capital	-	-	(1,979.8)	(4,866.3)	-	(6,846.1)	-	(6,846.1)
Acquired shares and result on treasury shares	-	(817.0)	-	-	-	(817.0)	-	(817.0)
Share-based payment	-	189.9	-	-	-	189.9	-	189.9
Prescribed dividends	-	-	-	16.2	-	16.2	-	16.2
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,143.6	(1,143.6)	-	-	-	-
Additional Interest on shareholders’ equity	-	-	2,039.2	(2,039.2)	-	-	-	-
Investment reserve	-	-	2,114.4	(2,114.4)	-	-	-	-
At December 31, 2015	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2017, 2016 and 2015

(Expressed in millions of Brazilian Reais)

	Note	2017	2016	2015

Net income		7,850.5	13,083.4	12,879.2
Depreciation, amortization and impairment		3,612.1	3,512.0	3,074.6
Impairment losses on receivables and inventories		156.3	196.5	97.7
Additions/(reversals) in provisions and employee benefits		168.3	347.1	483.1
Net finance cost	11	3,493.9	3,702.0	2,268.2
Losses/(gain) on sale of property, plant and equipment and intangible assets		(49.4)	(70.9)	(27.9)
Losses/(gain) on sale of operations in associates		(41.7)	-	(25.1)
Gains on exchange transaction of shareholdings		-	(1,240.0)	-
Equity-settled share-based payment expense	24	209.3	170.3	197.1
Income tax expense	12	5,079.3	315.0	3,634.2
Share of result of joint ventures		3.1	5.0	(3.1)
Other non-cash items included in the profit		196.3	(737.4)	(1,305.7)
Cash flow from operating activities before changes in working capital and use of provisions		20,678.0	19,283.0	21,272.3

(Increase)/decrease in trade and other receivables		(265.6)	(578.4)	(380.8)
(Increase)/decrease in inventories		(63.8)	(437.1)	(681.5)
Increase/(decrease) in trade and other payables		(105.8)	(565.1)	5,083.2
Cash generated from operations		20,242.8	17,702.4	25,293.2

Interest paid		(557.3)	(724.9)	(257.3)
Interest received		337.9	597.7	656.2
Dividends received		7.3	111.0	14.8
Income tax paid		(2,156.6)	(5,341.8)	(2,126.1)
Cash flow from operating activities		17,874.1	12,344.4	23,580.8

Proceeds from sale of property, plant and equipment and intangible assets		101.9	133.6	99.8
Proceeds from sale of subsidiaries operations		-	-	94.3
Acquisition of property, plant and equipment and intangible assets		(3,203.6)	(4,132.7)	(5,261.2)
Acquisition of subsidiaries, net of cash acquired		(333.3)	(1,824.2)	(1,212.2)
Acquisition of other investments		(1.1)	(37.6)	(123.5)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		276.9	(37.1)	403.8
Net proceeds/(acquisition) of other assets		86.2	-	2.0
Cash flow from investing activities		(3,073.0)	(5,898.0)	(5,997.0)

Capital increase		-	-	9.9
Proceeds/(repurchase) of treasury shares		(38.6)	0.4	(824.2)
Proceeds from borrowings		2,904.4	3,792.0	4,964.6
Repayment of borrowings		(5,441.7)	(1,896.2)	(5,653.0)
Cash net of finance costs other than interests		(1,459.5)	(3,207.8)	(2,326.9)
Payment of finance lease liabilities		(9.0)	(2.9)	(8.1)
Dividends and Interest on shareholder´s equity paid		(8,819.8)	(10,330.6)	(11,490.2)
Cash flow from financing activities		(12,864.2)	(11,645.1)	(15,327.9)

Net increase/(decrease) in cash and cash equivalents		1,936.9	(5,198.7)	2,256.0
Cash and cash equivalents less bank overdrafts at beginning of year (i)		7,876.8	13,617.7	9,623.0
Effect of exchange rate fluctuations		539.0	(542.2)	1,738.7
Cash and cash equivalents less bank overdrafts at end of year (i)		10,352.7	7,876.8	13,617.7

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Segment reporting
6.	Net sales
7.	Other operating income/(expenses)
8.	Exceptional items
9.	Payroll and related benefits
10.	Additional information on operating expenses by nature
11.	Finance cost and income
12.	Income tax and social contribution
13.	Property, plant and equipment
14.	Goodwill
15.	Intangible
16.	Investment securities
17.	Deferred income tax and social contribution
18.	Inventories
19.	Trade receivables
20.	Cash and cash equivalents
21.	Changes in equity
22.	Interest-bearing loans and borrowings
23.	Employee benefits
24.	Share-based payments
25.	Trade payables
26.	Provisions
27.	Financial instruments and risks
28.	Operating leases
29.	Collateral and contractual commitments with suppliers, advances from customers and other
30.	Contingent liability
31.	Non - cash items
32.	Related parties
33.	Group companies
34.	Insurance
35.	Events after the reporting period

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its and third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and the like, among others.

The Company’s shares and ADR’s (American Depositary Receipts) are listed on the B3 S.A.- Brasil, Bolsa, Balcão as “ABEV3” and on the New York Stock Exchange (NYSE) as “ABEV”.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The financial statements were approved by the Board of Directors on February 27st, 2018.

(b)   Major corporate events in 2015, 2016 and 2017

Renegotiation of shareholders agreement CND

On December 1st, 2017, Ambev  informed  its  shareholders  and  the  general  market  that  the  E. León Jimenes, S.A. (“ELJ”), partner of Ambev in Tenedora CND, S.A. (“Tenedora”) – a holding company headquartered in Dominican Republic, which holds almost all shares of Cervecería Nacional Dominicana, S.A – will exercise partially, as provide for in shareholders’ agreement of Tenedora, ELJ put option of approximatelly 30% of capital stock by Tenedora. Due the partial put exercise option, the Company will pay to ELJ the amount of USD 926.5 million and will be the holder of approximately 85% of Tenedora, and ELJ will remain with 15% interest of CND. Considering the strategic importance of alliance with the ELJ, the  Board of Directors of Ambev approved this date the change of the call option term from 2019 to 2022. The transaction was subject to certain conditions precedent that were executed on January 18, 2018, as described in Note 36 - Subsequent events.

Adherence to the Special Tax Regularization Program

During the third quarter of 2017, the Company adhere a Special Program for Tax Regularization, fixed by Provisional Measure no. 783, from May 31, 2017, extended by the Provisional Measure no. 798 (“PERT 2017”), undertaking to pay some tax assessments that were in dispute, including debts from its subsidiaries, for a total amount of R$3.5 billion, already considering discounts according to the program, having paid the amount of approximately R$960 millions in 2017 and undertaking to pay the remaining value in 145 monthly installments, with interest, starting in January, 2018.

Perpetual licensing agreement with Quilmes

In September 2017, AB InBev and Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from CCU. The agreement also foresees the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 millions by Quilmes to CCU. The closing of the transaction is subject to the approval of the Argentinean antitrust authority and others usual closing conditions. Such approval has not been granted by the time of the publication of these financial statements.

Exchange contracts for future financial flows - Equity Swap

As of December 21, 2017, the Board of Directors approved new equity swap agreements without prejudice to the liquidation, within the regulatory term, of the agreements still in force as authorized at the meeting held on May 16, 2017. These agreements authorized may result in an exposure of up to 44 million common shares (of which all or part may be through ADR’s), with a limit value of up to R$820 million and, together with the balance of the agreements executed in the context of the approval of May 16, 2017 and not yet settled.

On May 16th, 2017, the Board of Directors of Ambev approved the execution, by and between the Company, or its subsidiaries, and financial institutions to be approved by the Board of Officers, of equity swaps, having as underlying asset the shares issued by the Company or American Depositary Receipts representing these shares (“ADRs”). The settlement of the equity swap will take place within a maximum period of 18 months from this date, and the agreements may result in an exposure of up to 80 million common shares, with a limit value of up to R$ 2.3 billion.

Acquisition of the Cachoeiras de Macacu

In December 2016, the Company acquired Cachoeira de Macacu Bebidas Ltda. from Brasil Kirin Indústria de Bebidas Ltda., a company that owns an operating industrial plant for the production and packaging of beer and non-alcohol  beverages  in the State of Rio de Janeiro for R$478.6 million.

Exchange of shareholdings

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

The result of the transaction above mentioned was R$1,236.8 million, of which R$1,240.0 million was recognized in the income statement on exceptional items.

Acquisition of Archibald Microbrasserie

On April, 2016, the Company, through its wholly-owned subsidiary Labatt Breweries, in Canada, acquired the company Archibald Microbrasserie, known for its local beers and seasonal specialties. Furthermore, in Brazil, acquired 66% of the company Sucos do Bem, which has a range of juices, teas and cereal bars. The acquisition amount added was approximately R$155 million.

Acquisition of Mark Anthony Group Companies

On January, 2016, the Ambev, through its wholly-owned subsidiaries, CRBS S.A. and Ambev Luxembourg, acquired companies to a range of primarily spirit-based beers and ciders from Mark Anthony Group, by R$1.4 billion.

Business Acquisitions and Creation of B.Blend

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

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were effective as of December 31, 2017.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of December 31, 2017 in relation to those presented in the financial statements for the years ended December 31, 2016 and 2015.

(a)   Basis of preparation and measurement

The financial statements are presented in million of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest million indicated. The measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. Although IFRSs anticipate early adoption, in Brazil, regulators have prevented this anticipation in order to preserve aspects of comparability. Accordingly, for the year ended December 31, 2017, these standards were not applied in the preparation of these financial statements:

IFRS 9 - Financial Instruments (effective from annual periods beginning on or after 1 January 2018), which will replace IAS 39, introduces a logical approach for the classification of financial assets, which is driven by cash flow characteristics and the business model in which an asset is held; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant overhaul of the policies and aligns the accounting treatment with risk management activities. IFRS 9 also removes the volatility in profit or loss that was caused by changes in the credit risk of liabilities elected to be measured at fair value. The company evaluated the possible impacts arising from the application of IFRS 9 and does not identify a significant impact on its financial position and/or its financial performance.

IFRS 15 - Revenue from Contracts with Customers (effective from annual periods beginning on or after 1 January 2018) requires revenue recognition to depict the transfer of goods or services to customers in amounts that reflect the consideration (that is, payment) to which the Company expects to be entitled in exchange for those goods or services. The new standard will also result in more and enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. In view of the Ambev’s activities, the company does not identify that the application of IFRS 15 will have a significant impact on its financial position and/or its financial performance.

IFRS 16 – Leases (effective from annual periods beginning on or after 1 January 2019) replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs.

The company is in process of assessing the full impact of IFRS 16 and expects changes in the presentation of operating leases in the balance sheet.

Other Standards, Interpretations and Amendments to Standards

The other amendments to standards effective for annual periods beginning after 1 January 2017, have not been listed above because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

(c)    Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates used in its consolidated financial statements are prepared for the same reporting period as Ambev, using consistent accounting policies.

All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated.

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

Ambev uses the purchase method to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interest issued by Ambev. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income, as incurred. Assets, liabilities and contingent liabilities acquired/assumed in a business combination are recognized initially at their fair values at the acquisition date. Ambev recognizes the non-controlling interest in the acquiree, either at fair value or at the non-controlling interest’s proportionate share of the net assets acquired. The measurement of non-controlling interest to be recognized is determined for each acquisition.

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

Regarding transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company, i.e. - above the level of our consolidated financial statement –, the Company assess the existence of (i) conflict of interests and (ii) economic substance and purpose. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and fair impact on the amount of the distributable results to our shareholders, specially the non-controlling interests. This policy also includes assets acquired through the swap of non-cash assets, or swap with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless (i) the swap transaction is not commercial in nature, or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured through this way even if the assignor entity cannot immediately exclude the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

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

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2017	2016	2015	2017	2016	2015

CAD	Canadian Dollars	Canada and Cuba	2.6380	2.4214	2.8124	2.4567	2.6348	2.5661
DOP	Dominican Pesos	Dominican republic	0.0685	0.0700	0.0860	0.0674	0.0755	0.0725
USD	US Dollar	Ecuador (i), Panamá and Cuba(ii)	3.3080	3.2591	3.9048	3.2017	3.4749	3.2596
GTQ	Quetzal	Guatemala	0.4500	0.4343	0.5129	0.4344	0.4570	0.4265
PEN	Novo Sol	Peru (i)	-	0.9720	1.1440	-	1.0269	1.0396
ARS	Argentinean Peso	Argentina	0.1762	0.2056	0.3003	0.1931	0.2354	0.3581
BOB	Bolivian Peso	Bolivia	0.4753	0.4683	0.5610	0.4600	0.4993	0.4683
PYG	Guarani	Paraguai	0.0006	0.0006	0.0007	0.0006	0.0006	0.0006
UYU	Uruguayan Peso	Uruguay	0.1151	0.1114	0.1304	0.1116	0.1166	0.1197
CLP	Chilean Peso	Chile	0.0054	0.0049	0.0055	0.0049	0.0051	0.0050
COP	Peso colombiano	Colômbia (i)	-	0.0011	0.0012	-	0.0011	0.0012
BBD	Barbadian Dollar	Barbados	1.6307	1.6075	-	1.5783	1.7139	-

(i) Until  December 31, 2016, due to exchange of shareholdings,  according the Note 1 - Corporate information.

(ii) The functional currency of Cuba, the Cuban convertible peso (“CUC”), has a fixed parity with the dollar (“USD”) at balance sheet date.

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

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil and Luxembourg, where we operate two business sub units: (i) beer and (ii) CSD and NANC; and (b) in Central America Operations (“CAC”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica, Antigua and Barbados), Guatemala (which also serves El Salvador and Nicaragua), Cuba and Panama;

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

As part of its commercial policy, the Company provides unconditional discounts to its customers, which are recorded as s deductions at the time of sales.

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

Goodwill includes the effects of the predecessor basis of accounting (Note 3 (c)).

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

(m)  Inventories

Inventories are initially recorded at the acquisition cost and subsequent valued at the lower of cost and net realizable value. Cost includes expenditure incurred in acquiring the inventories and bringing them to their existing location and condition. The weighted average method is used in determining the cost of inventories.

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

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Panama, Uruguai, Bolivia and Canada.

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

Provisions, except for the mentioned on item disputes and litigation, are determined discounting the expected future cash flows, to a pre-tax rate, that reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability. The increase accruals are recognized as finance expense.

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

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events. Such items may include but are not limited to, several claims, suits and actions filed by or against the Company relating to antitrusts laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from tax authorities, and other litigation matters..

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

The interest rates and (or) terms of these loans are advantageous over the market conditions, such financing  are considered as subsidized loans as determined by IAS 20. The referred subsidy consists of the gain earned when comparing the value of these operations in market to the value agreed in contract. Thereby, upon funding the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies. Management reviews annually the market conditions prevailing in the year to assess such subsidies.

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

5.    SEGMENT REPORTING

(a)      Reportable segments – Years ended in:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015

Net sales	31,086.0	28,927.8	29,654.9	10,769.7	10,212.9	11,255.6	6,043.6	6,461.9	5,809.7	47,899.3	45,602.6	46,720.2
Cost of sales	(11,935.0)	(10,870.4)	(9,921.3)	(4,122.6)	(3,685.4)	(4,306.8)	(1,984.2)	(2,122.2)	(1,833.3)	(18,041.8)	(16,678.0)	(16,061.4)
Gross profit	19,151.0	18,057.4	19,733.6	6,647.1	6,527.5	6,948.8	4,059.4	4,339.7	3,976.4	29,857.5	28,924.6	30,658.8
Distribution expenses	(4,193.8)	(3,965.4)	(3,709.6)	(1,007.9)	(979.6)	(1,047.5)	(1,093.8)	(1,140.5)	(1,076.1)	(6,295.5)	(6,085.5)	(5,833.2)
Sales and marketing expenses	(3,655.5)	(3,671.1)	(3,264.0)	(1,091.3)	(1,317.6)	(1,294.8)	(873.2)	(936.3)	(785.9)	(5,620.0)	(5,925.0)	(5,344.7)
Administrative expenses	(1,954.1)	(1,486.3)	(1,599.8)	(384.5)	(400.2)	(428.0)	(285.2)	(279.6)	(253.4)	(2,623.8)	(2,166.1)	(2,281.3)
Other operating income/(expenses)	1,170.5	1,283.7	1,871.5	41.2	(39.0)	60.3	5.6	(21.6)	4.2	1,217.3	1,223.1	1,936.1
Exceptional items	(56.1)	1,183.2	(273.9)	(41.3)	(41.5)	(39.9)	(11.3)	(7.4)	(43.4)	(108.7)	1,134.3	(357.2)
Income from operations (EBIT)	10,462.0	11,401.5	12,757.8	4,163.3	3,749.6	4,198.9	1,801.5	1,954.3	1,821.8	16,426.8	17,105.4	18,778.5
Net finance cost	(2,693.3)	(3,694.5)	(1,842.9)	(709.5)	(439.0)	(868.6)	(91.1)	431.5	443.3	(3,493.9)	(3,702.0)	(2,268.2)
Share of result of joint ventures	(4.7)	(6.8)	1.9	-	-	-	1.6	1.8	1.2	(3.1)	(5.0)	3.1
Income before income tax	7,764.0	7,700.2	10,916.8	3,453.8	3,310.6	3,330.3	1,712.0	2,387.6	2,266.3	12,929.8	13,398.4	16,513.4
Income tax expense	(3,309.5)	1,100.1	(1,884.7)	(1,144.1)	(814.0)	(1,154.1)	(625.7)	(601.1)	(595.5)	(5,079.3)	(315.0)	(3,634.2)
Net income	4,454.5	8,800.3	9,032.1	2,309.7	2,496.6	2,176.2	1,086.3	1,786.5	1,670.8	7,850.5	13,083.4	12,879.2

Normalized EBITDA(iii)	13,233.9	12,805.0	15,274.6	4,866.6	4,501.7	4,877.8	2,047.1	2,176.4	2,057.3	20,147.6	19,483.1	22,209.7
Exceptional items	(56.1)	1,183.2	(273.9)	(41.3)	(41.5)	(39.9)	(11.3)	(7.4)	(43.4)	(108.7)	1,134.3	(357.2)
Depreciation. amortization and impairment	(2,715.8)	(2,586.7)	(2,242.9)	(662.0)	(710.6)	(639.0)	(234.3)	(214.7)	(192.1)	(3,612.1)	(3,512.0)	(3,074.0)
Net finance costs	(2,693.3)	(3,694.5)	(1,842.9)	(709.5)	(439.0)	(868.6)	(91.1)	431.5	443.3	(3,493.9)	(3,702.0)	(2,268.2)
Share of result of joint ventures	(4.7)	(6.8)	1.9	-	-	-	1.6	1.8	1.2	(3.1)	(5.0)	3.1
Income tax expense	(3,309.5)	1,100.1	(1,884.7)	(1,144.1)	(814.0)	(1,154.1)	(625.7)	(601.1)	(595.5)	(5,079.3)	(315.0)	(3,634.2)
Net income	4,454.5	8,800.3	9,032.1	2,309.7	2,496.6	2,176.2	1,086.3	1,786.5	1,670.8	7,850.5	13,083.4	12,879.2

Normalized EBITDA margin in %	42.6%	44.3%	51.5%	45.2%	44.1%	43.3%	33.9%	33.7%	35.4%	42.1%	42.7%	47.5%

Acquisition of property, plant and equipment	1,862.0	2,352.0	3,442.0	1,051.2	1,365.5	1,654.1	292.8	317.9	285.8	3,206.0	4,035.4	5,381.9

	2017	2016	2015	2017	2016	2015	2017	2016	2015	2017	2016	2015
Segment assets	48,811.7	50,935.0	47,282.3	11,558.5	11,149.0	12,757.7	10,204.9	9,245.8	9,264.6	70,575.1	71,329.8	69,304.6
Intersegment elimination										(3,077.7)	(3,968.1)	(1,996.3)
Non-segmented assets										19,354.5	16,479.7	22,868.0
Total assets										86,851.9	83,841.4	90,176.3

Segment liabilities	23,031.6	22,958.9	20,998.7	6,015.2	5,576.4	5,093.9	3,700.2	3,275.7	3,608.6	32,747.0	31,811.0	29,701.2
Intersegment elimination										(3,077.7)	(3,968.1)	(1,996.3)
Non-segmented liabilities										57,182.6	55,998.5	62,471.4
Total liabilities										86,851.9	83,841.4	90,176.3

(i) Latin America – North: includes operations in Brazil, Luxembourg  and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados and Panama).

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay. In addition Colombia, Ecuador and Peru, until  December 31, 2016, due to exchange of shareholdings,  according the Note 1 - Corporate information.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

(b)     Additional information – by Business unit – Years ended in:

	Latin America - north
	CAC			Brazil			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015

Net sales	4,733.0	3,973.2	3,328.8	26,353.0	24,954.6	26,326.1	31,086.0	28,927.8	29,654.9
Cost of sales	(2,045.6)	(1,798.6)	(1,563.0)	(9,889.4)	(9,071.8)	(8,358.3)	(11,935.0)	(10,870.4)	(9,921.3)
Gross profit	2,687.4	2,174.6	1,765.8	16,463.6	15,882.8	17,967.8	19,151.0	18,057.4	19,733.6
Distribution expenses	(538.6)	(409.9)	(357.4)	(3,655.2)	(3,555.5)	(3,352.2)	(4,193.8)	(3,965.4)	(3,709.6)
Sales and marketing expenses	(526.4)	(456.7)	(390.1)	(3,129.1)	(3,214.4)	(2,873.9)	(3,655.5)	(3,671.1)	(3,264.0)
Administrative expenses	(265.0)	(171.7)	(158.3)	(1,689.1)	(1,314.6)	(1,441.4)	(1,954.1)	(1,486.3)	(1,599.7)
Other operating income/(expenses)	77.8	9.6	(0.2)	1,092.7	1,274.1	1,871.6	1,170.5	1,283.7	1,871.4
Exceptional items	(23.1)	(13.5)	(8.4)	(33.0)	1,196.7	(265.5)	(56.1)	1,183.2	(273.9)
Income from operations (EBIT)	1,412.1	1,132.4	851.4	9,049.9	10,269.1	11,906.4	10,462.0	11,401.5	12,757.8
Net finance cost	(46.5)	(9.2)	42.8	(2,646.8)	(3,685.3)	(1,885.7)	(2,693.3)	(3,694.5)	(1,842.9)
Share of result of joint ventures	6.0	19.0	-	(10.7)	(25.8)	1.9	(4.7)	(6.8)	1.9
Income before income tax	1,371.6	1,142.2	894.2	6,392.4	6,558.0	10,022.6	7,764.0	7,700.2	10,916.8
Income tax expense	(353.5)	(318.8)	(269.4)	(2,956.0)	1,418.9	(1,615.3)	(3,309.5)	1,100.1	(1,884.7)
Net income	1,018.1	823.4	624.8	3,436.4	7,976.9	8,407.3	4,454.5	8,800.3	9,032.1

Normalized EBITDA(iii)	1,842.0	1,483.8	1,173.9	11,391.9	11,321.2	14,100.7	13,233.9	12,805.0	15,274.6
Exceptional items	(23.1)	(13.5)	(8.4)	(33.0)	1,196.7	(265.5)	(56.1)	1,183.2	(273.9)
Depreciation, amortization and impairment	(406.8)	(338.0)	(314.1)	(2,309.0)	(2,248.7)	(1,928.8)	(2,715.8)	(2,586.7)	(2,242.9)
Net finance costs	(46.5)	(9.2)	42.8	(2,646.8)	(3,685.3)	(1,885.7)	(2,693.3)	(3,694.5)	(1,842.9)
Share of result of joint ventures	6.0	19.0	-	(10.7)	(25.8)	1.9	(4.7)	(6.8)	1.9
Income tax expense	(353.5)	(318.8)	(269.4)	(2,956.0)	1,418.9	(1,615.3)	(3,309.5)	1,100.1	(1,884.7)
Net income	1,018.1	823.3	624.8	3,436.4	7,977.0	8,407.3	4,454.5	8,800.3	9,032.1

Normalized EBITDA margin in %	38.9%	37.3%	35.3%	43.2%	45.4%	53.6%	42.6%	44.3%	51.5%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

	Brazil
	Beer			Soft drink and Non-alcoholic and non-carbonated			Total
	2017	2016	2015	2017	2016	2015	2017	2016	2015

Net sales	22,509.3	21,173.1	22,441.3	3,843.7	3,781.5	3,884.8	26,353.0	24,954.6	26,326.1
Cost of sales	(7,895.1)	(7,339.9)	(6,757.6)	(1,994.3)	(1,731.9)	(1,600.7)	(9,889.4)	(9,071.8)	(8,358.3)
Gross profit	14,614.2	13,833.2	15,683.7	1,849.4	2,049.6	2,284.1	16,463.6	15,882.8	17,967.8
Distribution expenses	(2,961.0)	(2,891.7)	(2,754.0)	(694.2)	(663.8)	(598.2)	(3,655.2)	(3,555.5)	(3,352.2)
Sales and marketing expenses	(2,953.6)	(3,044.0)	(2,691.3)	(175.5)	(170.4)	(182.6)	(3,129.1)	(3,214.4)	(2,873.9)
Administrative expenses	(1,476.3)	(1,160.2)	(1,341.5)	(212.8)	(154.4)	(99.9)	(1,689.1)	(1,314.6)	(1,441.4)
Other operating income/(expenses)	825.0	969.8	1,551.2	267.7	304.3	320.4	1,092.7	1,274.1	1,871.6
Exceptional items	(28.2)	1,014.3	(265.2)	(4.8)	182.4	(0.3)	(33.0)	1,196.7	(265.5)
Income from operations (EBIT)	8,020.1	8,721.4	10,182.9	1,029.8	1,547.7	1,723.5	9,049.9	10,269.1	11,906.4
Net finance cost	(2,646.8)	(3,685.3)	(1,885.7)	-	-	-	(2,646.8)	(3,685.3)	(1,885.7)
Share of result of joint ventures	(10.7)	(25.8)	1.9	-	-	-	(10.7)	(25.8)	1.9
Income before income tax	5,362.6	5,010.3	8,299.1	1,029.8	1,547.7	1,723.5	6,392.4	6,558.0	10,022.6
Income tax expense	(2,956.0)	1,418.9	(1,615.3)	-	-	-	(2,956.0)	1,418.9	(1,615.3)
Net income	2,406.6	6,429.2	6,683.8	1,029.8	1,547.7	1,723.5	3,436.4	7,976.9	8,407.3

Normalized EBITDA (i)	10,047.3	9,618.6	12,038.9	1,344.6	1,702.6	2,061.8	11,391.9	11,321.2	14,100.7
Exceptional items	(28.2)	1,014.3	(265.2)	(4.8)	182.4	(0.3)	(33.0)	1,196.7	(265.5)
Depreciation, amortization and impairment	(1,999.0)	(1,911.5)	(1,590.8)	(310.0)	(337.3)	(338.0)	(2,309.0)	(2,248.8)	(1,928.8)
Net finance costs	(2,646.8)	(3,685.3)	(1,885.7)	-	-	-	(2,646.8)	(3,685.3)	(1,885.7)
Share of result of joint ventures	(10.7)	(25.8)	1.9	-	-	-	(10.7)	(25.8)	1.9
Income tax expense	(2,956.0)	1,418.9	(1,615.3)	-	-	-	(2,956.0)	1,418.9	(1,615.3)
Net income	2,406.6	6,429.2	6,683.8	1,029.8	1,547.7	1,723.5	3,436.4	7,976.9	8,407.3

Normalized EBITDA margin in %	44.5%	45.4%	53.6%	35.8%	45.0%	53.1%	43.2%	45.4%	53.6%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

6.    NET SALES

The reconciliation between gross sales and net sales is as follows:

	2017	2016	2015
Gross sales (i)	72,411.0	79,551.1	97,214.2
Excise duty	(16,192.9)	(16,345.2)	(17,471.7)
Discounts (i)	(8,318.8)	(17,603.3)	(33,022.3)
	47,899.3	45,602.6	46,720.2

(i)    Variance resulting from the change in the billing method with direct effect on Gross sales and Discounts.

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

7.    OTHER OPERATING INCOME / (EXPENSES)

	2017	2016	2015
Government grants/NPV of long term fiscal incentives	993.7	1,166.5	1,755.7
(Additions)/reversals to provisions	(12.9)	(132.9)	(106.1)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation in associates	91.1	70.9	53.0
Other operating income/(expenses), net	145.4	118.6	233.4
	1,217.3	1,223.1	1,936.0

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

8.    EXCEPTIONAL ITEMS

The exceptional items included in the income statement are detailed below:

	2017	2016	2015
Result through exchange transaction of shareholdings(i)	-	1,240.0	-
Restructuring	(105.5)	(79.8)	(63.3)
Administrative lawsuit	-	-	(239.2)
Costs arising from business combinations	(3.8)	(29.8)	(48.9)
Others	0.6	3.9	(5.8)
	(108.7)	1,134.3	(357.2)

(i) It refers to result of transaction of exchange of shareholdings, as mentioned in Note 1 (b).

The Company opted to exclude these items when measuring segment-based performance, as per Note 5 – Segment reporting.

On December 2017, the Company recorded exceptional net finance cost of R$977 million – see Note 11 - Finance cost and income – and a exceptional income tax expense of R$2.8 billion – see Note 12 - Income tax and social contribution.

9.    PAYROLL AND RELATED BENEFITS

	2017	2016	2015
Wages and salaries	3,371.2	3,038.9	3,086.5
Social security contributions	741.1	727.2	756.1
Other personnel cost	616.2	613.8	561.3
Increase in liabilities for defined benefit plans	138.7	151.7	142.3
Share-based payment	236.9	189.3	209.4
Contributions to defined contribution plans	18.9	25.3	19.0
	5,123.0	4,746.2	4,774.6

The result with payroll and related benefits are presented in the income statement as below:

	2017	2016	2015
Cost of sales	1,714.8	1,912.3	1,890.2
Distribution expenses	791.5	780.8	722.1
Sales and marketing expenses	1,096.8	989.8	980.8
Administrative expenses	1,470.1	970.3	1,154.0
Net finance cost	42.9	95.9	27.5
Exceptional items	6.9	(2.9)	-
	5,123.0	4,746.2	4,774.6

10.    ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2017, 2016 and 2015:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2017	2016	2015	2017	2016	2015

Cost of sales	2,364.7	2,283.3	2,053.2	6.2	4.3	3.2
Distribution expenses	197.6	200.9	177.9	-	-	-
Sales and marketing expenses	532.2	538.0	431.5	142.3	222.9	162.5
Administrative expenses	231.1	182.5	165.8	142.0	95.8	81.5
	3,325.6	3,204.7	2,828.4	290.5	323.0	247.2

11.    FINANCE COST AND INCOME

(a)     Finance costs

	2017	2016	2015
Interest expense	(1,571.6)	(1,547.3)	(1,062.6)
Capitalized borrowings	2.3	3.9	26.0
Net Interest on pension plans	(77.6)	(105.6)	(97.6)
Losses on hedging instruments	(616.7)	(1,575.1)	(1,267.0)
Interest on provision for disputes and litigations	(225.9)	(619.5)	(120.1)
Exchange variation	(339.5)	(310.4)	(721.8)
Tax on financial transactions	(179.7)	(224.6)	(146.4)
Bank guarantee expenses	(89.5)	(87.1)	(80.8)
Other financial results	(193.3)	(132.2)	(92.1)
	(3,291.5)	(4,597.9)	(3,562.4)

Non-recurring finance cost	(976.8)	-	-
	(4,268.3)	(4,597.9)	(3,562.4)

The exceptional net finance cost refers to PERT 2017 which Ambev applied for – see Note 19 - Income tax and social contribution and to the realization of the exchange variation of loans settled with related parties historically recognized in shareholders' equity.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev interest rate risk (Note 27 – Financial instruments and risks). The interest expense are as follows:

	2017	2016	2015
Financial liabilities measured at amortized cost	(477.6)	(545.6)	(423.1)
Liabilities at fair value through profit or loss	(1,076.2)	(961.0)	(601.3)
Fair value hedge - hedged items	(19.7)	(49.3)	(22.4)
Fair value hedge - hedging instruments	1.9	8.6	(15.8)
	(1,571.6)	(1,547.3)	(1,062.6)

(b)     Finance income

	2017	2016	2015
Interest income	458.8	513.6	575.5
Gains on derivative	73.7	113.5	428.3
Financial assets at fair value through profit or loss	227.6	247.5	261.4
Other financial results	14.3	21.3	29.0
	774.4	895.9	1,294.2

Interest income arises from the following financial assets:

	2017	2016	2015
Cash and cash equivalents	233.4	241.5	425.9
Investment securities held for trading	26.9	51.1	149.6
Other receivables	198.5	221.0	-
	458.8	513.6	575.5

12.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2017	2016	2015
Income tax expense - current	(5,332.3)	(413.9)	(1,227.8)

Deferred tax expense on temporary differences	891.9	(732.5)	(2,192.4)
Deferred tax over taxes losses carryforwards movements in the current period	(638.9)	831.4	(214.0)
Total deferred tax (expense)/income	253.0	98.9	(2,406.4)

Total income tax expenses	(5,079.3)	(315.0)	(3,634.2)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2017	2016	2015
Income before tax	12,929.8	13,398.4	16,513.4
Adjustment on taxable basis
Non-taxable income	(310.9)	(392.0)	(999.9)
Government grants related to sales taxes	(1,889.1)	(1,528.6)	(1,360.7)
Share of results of joint ventures	3.1	5.0	(3.1)
Non-deductible expenses	91.1	539.3	415.9
Complement of income tax of foreign subsidiaries due in Brazil	560.4	148.0	1,965.2
Results of intercompany transactions non-taxable/not deductible in Brazil	(547.5)	640.7	(1,313.2)
	10,836.9	12,810.8	15,217.6
Aggregated weighted nominal tax rate	29.22%	30.16%	31.59%
Taxes payable – nominal rate	(3,166.6)	(3,864.0)	(4,806.9)
Adjustment on tax expense
Regional incentives - income taxes	304.6	264.5	257.8
Deductible interest on shareholders' equity	1,649.0	1,867.7	1,646.1
Tax savings from goodwill amortization on tax books	175.2	142.0	142.4
Withholding tax over undistributed profits	(356.9)	153.1	(672.4)
Recognition / write-off of deferred charges on tax losses	(178.9)	796.7	138.1
PERT 2017	(2,784.7)	-	-
Others with reduced taxation	(721.0)	325.0	(339.3)
Income tax and social contribution expense	(5,079.3)	(315.0)	(3,634.2)
Effective tax rate	39.28%	2.35%	22.01%

The main events that impacted the effective tax rate in the period were:

▪	Government subsidy on sales taxes: The reduction of tax expense reflects the deductibility of investment subsidies arising from deferred and presumed ICMS credits.

▪

Deductible Interest on net equity: Under Brazilian law, companies have the option to distribute interest on equity (“JCP”), calculated based on the long-term interest rate (“TJLP”), Which are deductible for income tax purposes under the applicable legislation, which amount to be distributed until now is R$4,869.8, of which R$4,850.1 are deductible and the tax impact is R$1,649.0.

▪

Withholding tax on dividends: the variance is mainly driven by two factors (i) reversal of the provision related to withholding tax on unremitted earnings of Argentinean subsidiaries in 2016 due to a change in the local law that exempts the payment of dividends from withholding tax; and (ii) constitution of provision and exchange variation effect related to withholding tax on unremitted earnings of Canadian subsidiaries of approximately R$ 145 million, as opposed to the approximated amount of R$ 5 million in the same period of the previous year.

▪

Amongst the contingencies covered by the Federal Tax Amnesty Program (“PERT 2017”), there is a litigation whose purpose was to discuss the Presumed Profit method used by CRBS (one of Ambev’s subsidiaries in Brazil) to calculate its Corporate Income Taxes (namely, “IRPJ” and “CSLL”). The total amount booked as an expense, after the conversion of the Provisional Measure 783/2017 into Law, was R$ 2,926 million (principal, fine and interests), being R$ 2,785 million booked as non-recurring expenses under Corporate Income Tax and R$ 141 million under Financial Results.

13.    PROPERTY, PLANT AND EQUIPMENT

	2017
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4
Effect of movements in foreign exchange	3.1	34.6	(27.3)	8.3	18.7
Business combinations	228.9	(24.7)	-	-	204.2
Acquisitions	10.2	626.1	171.8	2,367.4	3,175.5
Disposals	(25.9)	(555.5)	(125.4)	-	(706.8)
Transfer to other asset categories	415.4	1,657.8	473.2	(2,857.3)	(310.9)
Others	-	36.2	-	(1.2)	35.0
Balance at end	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1

Depreciation and Impairment
Balance at end of previous year	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)
Foreign exchange effects	(12.1)	(104.9)	0.3	-	(116.7)
Depreciation	(299.0)	(2,245.5)	(655.9)	-	(3,200.4)
Impairment losses	-	(125.0)	(0.2)	-	(125.2)
Disposals and write-off	5.3	539.5	109.5	-	654.3
Transfer to other asset categories	(1.9)	29.7	5.2	-	33.0
Others	-	7.8	-	-	7.8
Balance at end	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)
Carrying amount:
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3

	2016
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	7,718.3	22,369.6	4,465.1	2,132.6	36,685.6
Effect of movements in foreign exchange	(474.7)	(1,528.0)	(427.4)	(222.6)	(2,652.7)
Acquisitions through business combinations	283.4	360.4	56.0	0.6	700.4
Acquisitions through exchange transaction of shareholdings	221.2	185.0	-	27.7	433.9
Disposals through exchange transaction of shareholdings	(121.0)	(344.3)	(101.3)	(4.8)	(571.4)
Acquisitions	8.4	819.4	276.0	2,905.5	4,009.3
Disposals	(106.0)	(693.1)	(210.3)	(3.3)	(1,012.7)
Transfer to other asset categories	800.6	1,595.3	526.1	(3,095.0)	(173.0)
Balance at end	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4

Depreciation and Impairment
Balance at end of previous year	(2,244.0)	(12,562.6)	(2,738.9)	-	(17,545.5)
Foreign exchange effects	95.6	804.8	236.7	-	1,137.1
Disposals through exchange transaction of shareholdings	52.8	241.7	51.4	-	345.9
Depreciation	(277.8)	(2,117.6)	(688.4)	-	(3,083.8)
Impairment losses	(0.1)	(120.7)	(0.1)	-	(120.9)
Disposals	95.3	646.0	187.5	-	928.8
Transfer to other asset categories	-	21.7	39.7	-	61.4
Others	-	11.4	-	-	11.4
Balance at end	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)
Carrying amount:
December 31, 2015	5,474.3	9,807.0	1,726.2	2,132.6	19,140.1
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8

Leases, capitalized interests and fixed assets provided as guarantee are not material.

14.    GOODWILL

	2017	2016

Balance at end of previous year	30,511.2	30,953.1
Effect of movements in foreign exchange	489.7	(2,388.9)
Acquisition and disposal through business combinations (i)	401.0	1,947.0
Balance at the end of year	31,401.9	30,511.2

(i) In 2017 it refers mainly to the goodwill allocation of acquisition of  Cachoeiras de Macacu, and in 2016 refers to the acquisition of Mark Anthony and Cerveceria Nacional in the transaction of exchange of shareholdings.

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	2017	2016
LAN:
Brazil	BRL	17,668.4	17,424.6
Goodwill		102,911.0	102,667.2
Non-controlling transactions (i)		(85,242.6)	(85,242.6)
Dominican Republic	DOP	3,163.6	3,224.9
Cuba (ii)	USD	2.7	3.6
Panama	PAB	1,149.3	1,060.1

LAS:
Argentina	ARS	443.9	518.0
Bolivia	BOB	1,170.1	1,152.8
Chile	CLP	47.0	42.7
Paraguay	PYG	786.1	753.7
Uruguay	UYU	170.7	165.8

NA:
Canada	CAD	6,800.1	6,165.0
		31,401.9	30,511.2

(i) It refers to the exchange of shareholdings operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

Annual impairment testing

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 36% of total assets as of December 31, 2017 (36% as of December 31, 2016) is tested for impairment at the cash-generating unit level (that is one level below the reporting segments). The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. In a business combination occurs, goodwill is allocated as from the acquisition date, to each of business units that are expected to benefit from the synergies of the combination.

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

▪	Only for CGU Latin America North there was need to apply the impairment test;

▪	For Latin America South and Canada there was no need to apply the impairment test.

The key judgments, estimates and assumptions used in the discounted free cash flow calculations are generally as follows:

▪	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

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

▪

From the fifth to the tenth year of the model, as well as for perpetuity, the cash flows are extrapolated using expected long-term consumer price indices and the growth of the beer market, based on external sources specific from each UGC;

▪	Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities on this metric.

▪	Cost to sell is assumed to reach 1.5% of the entity value based on historical precedents.

The weighted average cost of capital in nominal dollars, for the impairment testing of goodwill performed varied as follows:

	2017	2016
Latin America North	from 8.59% to 10.29%	from 8.39% to 10.27%

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these judgments.

15.    INTANGIBLE

	2017
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	4,160.8	2,319.4	888.5	460.7	7,829.4
Effect of movements in foreign exchange	(10.5)	7.5	(12.1)	(1.2)	(16.3)
Acquisitions	18.8	-	2.9	8.8	30.5
Acquisitions through business combination	(4.0)	-	-	-	(4.0)
Transfers to other assets categories	(650.4)	6.4	265.3	26.4	(352.3)
Others	-	-	-	46.0	46.0
Balance at end of year	3,514.7	2,333.3	1,144.6	540.7	7,533.3

Amortization and Impairment losses(i)
Balance at end of previous year	(1.9)	(1,760.8)	(597.0)	(223.8)	(2,583.5)
Foreing exchange effects	-	4.9	5.5	5.1	15.5
Amortization	-	(138.7)	(118.9)	(32.9)	(290.5)
Transfers to other assets categories	-	-	(1.4)	1.3	(0.1)
Balance at end of year	(1.9)	(1,894.6)	(711.8)	(250.3)	(2,858.6)
Carrying amount:
December 31, 2016	4,158.9	558.6	291.5	236.9	5,245.9
December 31, 2017	3,512.8	438.7	432.8	290.4	4,674.7

(i) The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the rate of 20% and recognized in income on a straight-line method.

	2016
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	3,908.2	2,387.4	788.4	356.8	7,440.8
Effect of movements in foreign exchange	(645.9)	(68.3)	(50.3)	(93.6)	(858.1)
Acquisitions	3.0	-	4.1	19.0	26.1
Disposal	-	-	(0.4)	(0.3)	(0.7)
Acquisitions through business combination	1,043.1	-	-	30.7	1,073.8
Acquisitions through exchange transaction of shareholdings	228.1	-	20.6	-	248.7
Disposals through exchange transaction of shareholdings	(58.0)	-	(9.4)	(0.1)	(67.5)
Transfers to other assets categories	(317.7)	0.3	135.5	(24.1)	(206.0)
Others	-	-	-	172.3	172.3
Balance at end of year	4,160.8	2,319.4	888.5	460.7	7,829.4

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,622.2)	(539.7)	(184.8)	(2,348.6)
Foreing exchange effects	-	9.9	29.0	40.9	79.8
Amortization	-	(148.6)	(94.4)	(80.0)	(323.0)
Disposal	-	-	0.1	-	0.1
Disposals through exchange transaction of shareholdings	-	-	8.0	0.1	8.1
Transfers to other assets categories	-	0.1	-	-	0.1
Balance at end of year	(1.9)	(1,760.8)	(597.0)	(223.8)	(2,583.5)
Carrying amount:
December 31, 2015	3,906.3	765.2	248.7	172.0	5,092.2
December 31, 2016	4,158.9	558.6	291.5	236.9	5,245.9

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

The carrying value of intangible assets with indefinite useful lives classified as brands was allocated to the following CGU:

	2017	2016
Argentina	348.8	373.5
Bolivia	567.1	558.7
Brazil	4.6	575.5
Canada	223.9	205.6
Chile	69.5	63.1
Luxembourg	339.6	419.1
Paraguay	447.5	429.4
Dominican Republic	1,396.6	1,422.4
Uruguay	115.2	111.6
	3,512.8	4,158.9

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14 – Goodwill.

16.    INVESTMENT SECURITIES

	2017	2016

Debt held-to-maturity (i)	122.0	104.3
Non-current investments securities	122.0	104.3

Financial asset at fair value through profit or loss-held for trading	11.9	282.8
Current investments securities	11.9	282.8

Total	133.9	387.1

(i) The balance refers substantially to Bank Deposit Certificates - CDB linked to tax incentives.

17.    DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on tax losses, the negative tax basis of social contributions and the temporary differences between the tax bases and the carrying amount in the financial statement of assets and liabilities. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, expected rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America (i)	from 14% to 35%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affect tax periods beginning in October 2018 and reduce the income tax rate in the first two years from 35% to 30% and, as a after, to 25%. For fiscal year 2017, however, there is an impact of R $ 33.0 million in deferred income tax.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available to be used to offset temporary differences / loss carry forwards based on projections of future results prepared and based on internal assumptions and future economic scenarios which may therefore change.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2017			2016
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	39.0	-	39.0	9.0	-	9.0
Intangible	-	(719.5)	(719.5)	0.7	(733.9)	(733.2)
Employee benefits	631.1	-	631.1	467.6	-	467.6
Trade payables	1,382.4	(314.2)	1,068.2	977.4	(531.3)	446.1
Trade receivable	52.3	-	52.3	42.7	-	42.7
Derivatives	6.8	(5.8)	1.0	71.1	(110.7)	(39.6)
Inventories	248.7	(18.1)	230.6	267.4	(13.8)	253.6
Property, plant and equipment	-	(920.5)	(920.5)	-	(905.7)	(905.7)
Withholding tax over undistributed profits and royalties	-	(788.6)	(788.6)	-	(684.8)	(684.8)
Investments in associates	-	(421.6)	(421.6)	-	(421.6)	(421.6)
Loss carryforwards	501.0	-	501.0	1,139.9	-	1,139.9
Provisions	347.3	(39.7)	307.6	448.9	(44.6)	404.3
Other items	-	(30.5)	(30.5)	(15.1)	(24.7)	(39.8)
Gross deferred tax assets / (liabilities)	3,208.6	(3,258.5)	(49.9)	3,409.6	(3,471.1)	(61.5)
Netting by taxable entity	(929.3)	929.3	-	(1,141.4)	1,141.4	-
Net deferred tax assets / (liabilities)	2,279.3	(2,329.2)	(49.9)	2,268.2	(2,329.7)	(61.5)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity and are expected to be realized in the same period.

Tax losses and negative bases of social contribution and temporary deductible differences in Brazil, on which the deferred income tax and social contribution were calculated, have no expiry date.

At December 31, 2017 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	2017
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	39.0	39.0
Intangible assets	-	(719.5)	(719.5)
Employee benefits	112.8	518.3	631.1
Trade payables	1,382.4	(314.2)	1,068.2
Trade receivable	47.3	5.0	52.3
Derivatives	1.0	-	1.0
Inventories	230.6	-	230.6
Property, plant and equipment	(58.1)	(862.4)	(920.5)
Withholding tax over undistributed profits and royalties	-	(788.6)	(788.6)
Investments in associates	-	(421.6)	(421.6)
Provisions	91.7	215.9	307.6
Other items	-	(30.5)	(30.5)
Total	1,807.7	(2,358.6)	(550.9)

Deferred tax related to tax losses	2017
2018	209.0
2019	98.3
2020	16.1
2021	10.6
A partir de 2022 (i)	167.0
Total	501.0

(i) There is no expectation of realization that exceeds the term of 10 years.

As at December 31, 2017, deferred tax assets in the amount of R$427.4 (R$455.6 as at December 31, 2016) related to tax losses and temporary differences of subsidiaries abroad were not recorded as the realization is not probable.

Major part of the fiscal losses amount do not have a carryforward limit for utilization and the tax losses carried forward in relation to them are equivalent to R$1,709.5 in December 31, 2017 (R$2,285.2 in December 31, 2016).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2015	276.3
Full recognition of actuarial gains/(losses)	57.7
Investment hedge	(12.0)
Investment hedge - put option of a subsidiary interest	(364.6)
Cash flow hedge - gains/(losses)	536.2
Gains/losses on translation of other foreign operations	(578.2)
Recognized in other comprehensive income	(360.9)
Recognized in income statement	98.9
Changes directly in balance sheet	(75.8)
Recognized in deferred tax	(21.6)
Anticipation federal amnesty	(54.2)
At December 31, 2016	(61.5)
Full recognition of actuarial gains/(losses)	40.2
Investment hedge	(262.7)
Investment hedge - put option of a subsidiary interest	(31.8)
Cash flow hedge - gains/(losses)	(269.2)
Gains/(losses) on translation of other foreign operations	136.1
Recognized in other comprehensive income	(387.4)
Recognized in income statement	253.0
Changes directly in balance sheet	146.0
Recognized in deferred tax	35.4
Recognized in other group of balance sheet	110.6
At December 31, 2017	(49.9)

18.    INVENTORIES

	2017	2016

Finished goods	1,528.4	1,445.5
Work in progress	309.6	328.5
Raw material	1,816.3	1,962.7
Consumables	77.3	50.0
Spare parts and other	476.9	447.2
Prepayments	210.9	234.5
Impairment losses	(100.4)	(121.3)
	4,319.0	4,347.1

Write-offs/losses on inventories recognized in the income statement amounted to R$73.2 in 2017 (R$114.4 in 2016).

19.    TRADE RECEIVABLES

	2017	2016
Trade receivables	5,335.7	4,774.5
Bad debt provision	(521.5)	(443.7)
Net, trade receivables	4,814.2	4,330.8
Related parties	130.6	37.3
Total current trade receivables	4,944.8	4,368.1

The aging of our current trade receivables, net of impairment losses, is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due – until 30 days	Past due – between 31 - 60 days	Past due – between 61 - 90 days	Past due – between 91 - 180 days	Past due – between 181 - 360 days	Past due 360 days
Trade receivables	5,335.7	4,343.8	340.7	32.3	63.3	85.6	42.2	427.8
Bad debt provision	(521.5)	(4.3)	(0.1)	(0.4)	(0.8)	(45.9)	(42.2)	(427.8)
2017	4,814.2	4,339.5	340.6	31.9	62.5	39.7	-	-

Trade receivables	4,774.5	4,093.6	187.9	28.4	43.7	30.0	38.9	352.0
Bad debt provision	(443.7)	(6.9)	(1.9)	(4.1)	(9.9)	(30.0)	(38.9)	(352.0)
2016	4,330.8	4,086.7	186.0	24.3	33.8	-	-	-

Impairment losses on trade receivables recognized in the income statement in 2017 amount to R$83.1 (R$82.1 in 2016).

Company’s exposure to credit risk, currency and interest rate risks is disclosed in Note 27 -Financial instruments and risks.

20.    CASH AND CASH EQUIVALENTS

	2017	2016
Short term bank deposits (i)	4,688.5	4,027.6
Current bank accounts	5,077.1	3,467.3
Cash	588.9	381.9
Cash and cash equivalents	10,354.5	7,876.8

Bank overdrafts	(1.8)	-
Cash and cash equivalents less bank overdraft	10,352.7	7,876.8

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

21.    CHANGES IN EQUITY

(a) Capital stock

		2017		2016
	Million of commom shares	Million of Real	Million of commom shares	Million of Real
Beginning balance as per statutory books	15,717.6	57,614.1	15,717.6	57,614.1
Share issued	-	-	-	-
	15,717.6	57,614.1	15,717.6	57,614.1

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2015	(1,003.5)	53,662.8	700.9	1,013.4	54,373.6
Purchase of shares and result on treasury shares	94.8	-	-	-	94.8
Share-based payments	-	-	-	61.5	61.5
At December 31, 2016	(908.7)	53,662.8	700.9	1,074.9	54,529.9
Purchase of shares and result on treasury shares	13.7	-	-	-	13.7
Share-based payments	-	-	-	157.4	157.4
At December 31, 2017	(895.0)	53,662.8	700.9	1,232.3	54,701.0

(b.1) Treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real

At December 31, 2015	32.6	(617.5)	(386.1)	(1,003.5)
Changes during the year	(16.0)	304.7	(209.9)	94.8
At December 31, 2016	16.6	(312.7)	(596.0)	(908.7)
Changes during the year	(9.1)	173.0	(159.3)	13.7
At December 31, 2017	7.5	(139.7)	(755.3)	(895.0)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redeem, reimbursement or repurchase shares.

(b.3) Share-based payment

There are different share-based payment programs and stock option plans which allow the senior management from Ambev economic group to receive or acquire shares of the Company.

The share-based payment reserve recorded a charge of R$209.3 in 2017 (R$170.3 and R$197.1 in 2016 and 2015, respectively) (Note 24 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Interest on capital and dividends proposed	Total
At December 31, 2015	2,141.2	4.5	4,016.2	2,039.2	8,201.1
Interest on shareholder´s equity	-	-	-	(2,039.2)	(2,039.2)
Destination of net income	1,718.6	-	1,819.5	-	3,538.1
At December 31, 2016	3,859.9	4.5	5,835.7	-	9,700.1
Interest on shareholder´s equity	(3,770.1)	-	-	-	(3,770.1)
Fiscal incentive reserve	-	-	1,552.3	-	1,552.3
Investments reserve	1,177.9	-	-	-	1,177.9
At December 31, 2017	1,267.7	4.5	7,388.0	-	8,660.2

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

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholder’s equity.

Events during the year ended 2017:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/16/2017	Dividends	07/17/2017	2017	ON	0.1600	2,513.1
Board of Directors Meeting	12/01/2017	Interest on shareholder´s equity	12/28/2017	2017	ON	0.3100	4,869.7	(i)
Board of Directors Meeting	12/21/2017	Dividends	02/22/2018	2017	ON	0.0700	1,099.7
							8,482.5

(i) R$3,770.1 of  these interest on shareholder´s equity refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

Events during the year ended 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholder´s equity	02/29/2016	2015	ON	0.1300	2,039.2	(i)
Board of Directors Meeting	06/24/2016	Dividends	07/29/2016	2016	ON	0.1300	2,040.8
Board of Directors Meeting	10/19/2016	Dividends	11/25/2016	2016	ON	0.1600	2,511.9
Board of Directors Meeting	1/12/2016	Interest on shareholder´s equity	12/29/2016	2016	ON	0.2200	3,454.2
Board of Directors Meeting	12/22/2016	Dividends	02/23/2017	2016	ON	0.0700	1,099.1
							11,145.2

Events during the year ended 2015:

Event	Approval	Type	Date of payment	Type of share	Ammount per share	Total amount
Board of Directors Meeting	02/23/2015	Interest on shareholders’ equity	03/31/2015	ON	0.0300	471.5	(i)
Board of Directors Meeting	02/23/2015	Interest on shareholders’ equity	03/31/2015	ON	0.0600	943.0
Board of Directors Meeting	05/13/2015	Interest on shareholders’ equity	06/29/2015	ON	0.1000	1,570.6
Board of Directors Meeting	08/28/2015	Dividends	09/28/2015	ON	0.1500	2,352.4
Board of Directors Meeting	12/01/2015	Interest on shareholders’ equity	12/30/2015	ON	0.1500	2,352.7
						7,690.2

(i) These dividends refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total
At December 31, 2015	3,472.2	932.2	(1,131.5)	(2,246.7)	2,123.6	156.1	(75,162.9)	(71,857.0)
Comprehensive income:								-
Gains/(losses) on translation of foreign operations	(3,728.7)	-	-	-	-	-	-	(3,728.7)
Cash flow hedges	-	(1,076.7)	-	-	-	-	-	(1,076.7)
Actuarial gains/(losses)	-	-	(130.7)	-	-	-	-	(130.7)
Total Comprehensive income	(3,728.7)	(1,076.7)	(130.7)	-	-	-	-	(4,936.1)
Options granted on subsidiary	-	-	-	(144.2)	-	-	-	(144.2)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2.8)	-	-	(2.8)
Exchange transaction of shareholdings	(33.0)	-	-	-	29.9	-	-	(3.1)
Reversal effect of revaluation of fixed assets by previous cost	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2016	(289.5)	(144.5)	(1,262.2)	(2,390.9)	2,150.7	156.1	(75,238.8)	(77,019.1)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,928.6	-	-	-	-	-	-	1,928.6
Cash flow hedges	-	513.4	-	-	-	-	-	513.4
Actuarial gains/(losses)	-	-	117.7	-	-	-	-	117.7
Total Comprehensive income	1,928.6	513.4	117.7	-	-	-	-	2,559.7
Put option granted on subsidiary	-	-	-	(380.4)	-	-	-	(380.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	(12.1)	-	-	(12.1)
Tax on fictitious dividends	-	-	-	-	(38.7)	-	-	(38.7)
Reversal effect revaluation of fixed assets under the predecessor basis accounting	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2017	1,639.1	368.9	(1,144.5)	(2,771.3)	2,099.9	156.1	(75,314.7)	(74,966.5)

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

The actuarial gain of R$158.5 arising from the surplus reverted to the Sponsor, originating from Ambev Private Pension Institute of the defined benefits plan was fully recorded under the heading of actuarial gains and losses.

(d.4) Options granted on subsidiary

As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) and to purchase (“call”) was issued, which may result in an acquisition by Ambev of the remaining shares of Tenedora CND, for a value based on EBITDA, +/- net debt, from operations, the “put” exercisable annually until 2019 and the “call” from 2019. On December 31, 2017 the put option held by ELJ is valued at R$5,520.2 (R$4,878.5 on December 31, 2016) and the liability categorized as “Level 3”, as the Note 27 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company, since the likelihood of exercise is remote. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As disclosed in Note 1, on December 1st, 2017, Ambev  informed  its  shareholders  and  the  general  market  that  the  E. León Jimenes, S.A. (“ELJ”) will exercise partially its put option of approximatelly 30% of capital stock by Tenedora. Due to the partial exercise of put option, the Company will be the holder of approximately 85% of Tenedora. Additionally, was approved the change of the call option term from 2019 to 2022. The operation was subject to certain conditions which were consummated on January 18, 2018, as presented in Note 35 - Events after the reporting period.

As part of the agreement to acquire the remaining shares of Sucos do Bem, a put option on interest in subsidiary determined by gross revenue of its products and exercisable from 2019 has been granted. On December 31, 2017 the option is valued at R$132.0 (R$127.7 on December 31, 2016).

As part of the acquisition agreement of all shares of the company Tropical Juice, currently Cervejaria ZX S.A. a put option on interest in subsidiary exercisable from 2018  has been granted. On December 31, 2017 the option is valued at R$23.0 (R$23.4 on December 31, 2016).

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

(e) Earnings per share

Basic and diluted earnings per share of the stock option and deferred stock

The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev and the proportional weighted average number of shares outstanding during the year.

Diluted earnings per share of the stock option and deferred stock is based on the net income attributable to equity holders of Ambev and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2017	2016	2015
	Common	Common	Common

Issued shares at December 31, net of treasury shares (i)	15,705.8	15,696.6	15,696.1
Effect of shares options	132.2	126.5	124.0
Weighted average number of shares (diluted) at December 31	15,838.0	15,823.1	15,820.1

(i) Not considered treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2017	2016	2015
	Common	Common	Common

Income attributable to equity holders of Ambev	7,332.0	12,546.6	12,423.8
Weighted average number of shares (non diluted)	15,705.8	15,696.6	15,696.1
Basic EPS (i)	0.47	0.80	0.79

Income attributable to equity holders of Ambev	7,332.0	12,546.6	12,423.8
Weighted average numbers of shares (diluted)	15,838.1	15,823.2	15,820.1
Diluted EPS (i)	0.46	0.79	0.79

(i) Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2017, the Company has done the appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made until December 2017 were approved at the Board of Directors’ Meeting.

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

	2017	2016	2015
Net income, attributable to equity holders of Ambev	7,332.0	12,546.6	12,423.8
Prescribed dividends	34.7	21.6	16.2
Reversal effect of revaluation of fixed assets by predecessor	75.9	75.9	75.9
Retained earnings basis for dividends and destinations	7,442.6	12,644.1	12,515.9

Dividends and Interest on capital distributed and accrued to distribute based on net income for the year
Dividends and Interest on capital paid based on profit	3,612.7	5,651.8	7,218.7
Dividends approved for distribution	1,099.7	3,454.2	2,039.2
Total of dividends and Interest on capital	4,712.4	9,106.0	9,257.9
Percentage of distributed profit	63%	72%	74%

Interest on capital distributed and accrued to distribute based on the investment reserve
Interest on capital paid based on the investment reserve	3,770.1	-	-
Total of Interest on capital	3,770.1	-	-

Total of distributed and accrued to distribute	8,482.5	9,106.0	9,257.9
Percentage of distributed profit	114%	72%	74%

22.    INTEREST-BEARING LOANS AND BORROWINGS

	2017	2016

Secured bank loans	589.3	665.8
Unsecured bank loans	413.7	609.9
Debentures and unsecured bond issues	102.7	100.8
Other unsecured loans	101.5	356.2
Financial leasing	24.7	33.0
Non-current liabilities	1,231.9	1,765.7

Secured bank loans	879.6	1,381.4
Unsecured bank loans	394.3	1,910.1
Debentures and unsecured bond issues	-	296.4
Other unsecured loans	38.4	33.5
Financial leasing	8.8	9.2
Current liabilities	1,321.1	3,630.6

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 27 – Financial instruments and risks.

At December 31, 2017 and 2016 debts presented the following interest rates:

		2017			2016
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in USD fixed rate	3.83%	6.4	16.5	6.00%	-	11.5
Debt denominated in US dollars floating rate	2.74%	78.3	476.9	1.55%	1,508.8	351.1
Debt denominated in CAD dollars floating rate	2.00%	685.9	-	1.62%	1,259.1	-
BNDES basket debt floating rate (UMBNDES)	-	-	-	1.70%	22.7	-
Other latin american currency fixed rate	9.27%	199.1	-	8.86%	114.1	233.0
Other latin american currency floating rate	2.33%	-	5.0	2.66%	-	4.9
TJLP BNDES denominated floating rate (TJLP)	9.22%	165.3	237.0	9.66%	216.2	398.6
Reais debt - ICMS fixed rate	5.57%	38.4	91.5	4.13%	33.4	344.7
Reais debt - debentures floating rate % CDI	-	-	-	13.63%	52.9	-
Reais debt - fixed rate	6.63%	147.7	405.0	7.64%	423.4	421.9
Total		1,321.1	1,231.9		3,630.6	1,765.7

Terms and debt repayment schedule – December 31, 2017

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	1,468.9	879.6	253.6	57.7	109.4	168.6
Unsecured bank loans	808.0	394.3	413.7	-	-	-
Debentures and unsecured bond issues	102.7	-	-	-	102.7	-
Unsecured other loans	139.9	38.4	32.0	24.7	11.6	33.2
Finance lease liabilities	33.5	8.8	24.7	-	-	-
	2,553.0	1,321.1	724.0	82.4	223.7	201.8

Contractual clauses (covenants)

As at December 31, 2017, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company predicted only guarantees as personal collateral or are unsecured. The most loan contracts contained financial covenants including:

• financial covenants, including limitation on new indebtedness;

• going-concern;

• maintenance, in use or in good condition for the business, of the Company's assets;

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

As at December 31, 2017, the Company was in compliance with all its contractual obligations for its loans and financings.

23.    EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Panama, Uruguay, Bolivia and Canada based on employees' salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by administered pension funds. During 2017, the Company contributed R$18.9 (R$25.3 during 2016) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2017 the net liability for defined benefit plans consists of the following:

	2017	2016	2015
Present value of funded obligations	(5,027.7)	(4,592.1)	(4,646.4)
Fair value of plan assets	4,006.2	3,845.2	3,781.4
Present value of net obligations	(1,021.5)	(746.9)	(865.0)
Present value of unfunded obligations	(757.4)	(741.3)	(756.6)
Present value of net obligations	(1,778.9)	(1,488.2)	(1,621.6)
Asset ceiling	(368.4)	(532.2)	(534.5)
Net liability	(2,147.3)	(2,020.4)	(2,156.1)
Other long term employee benefits	(105.0)	(83.8)	(57.2)
Total employee benefits	(2,252.3)	(2,104.2)	(2,213.3)
Employee benefits amount in the balance sheet:
Liabilities	(2,310.7)	(2,137.7)	(2,221.9)
Assets	58.4	33.5	8.6
Net liabilities	(2,252.3)	(2,104.2)	(2,213.3)

The changes in the present value of the defined benefit obligations were as follows:

	2017	2016	2015
Defined benefit obligation at January 1 st	(5,333.4)	(5,403.0)	(4,808.0)
Acquisitions through exchange transaction of shareholdings	-	(67.3)	-
Service cost	(38.2)	(43.1)	(42.4)
Interest cost	(321.5)	(320.5)	(308.2)
Gains and (losses) on settlements or reductions in benefits	3.9	2.2	1.1
Contributions by plan participants	(4.1)	(5.2)	(5.2)
Actuarial gains and (losses) - geographical assumptions	77.3	(20.1)	-
Actuarial gains and (losses) - financial assumptions	(140.3)	(321.1)	182.5
Experience adjustment	(115.7)	(182.8)	(10.6)
Reclassifications	(7.5)	11.1	-
Exchange differences	(306.5)	599.6	(805.1)
Benefits paid	400.9	416.8	392.9
Defined benefit obligation at December, 31	(5,785.1)	(5,333.4)	(5,403.0)

The present value of funded obligations include R$762.0 (R$683.4 in 2016 and R$494.1 in 2015) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2017	2016	2015
Fair value of plan assets at January 1 st	3,845.2	3,781.4	3,550.1
Interest Income	273.3	274.7	259.5
Administrative costs	(3.4)	(3.7)	(3.4)
Expected Return excluding interest income	(64.8)	269.8	(173.2)
Acquisition through business combination	-	73.5	-
Contributions by employer	183.2	175.9	107.6
Contributions by plan participants	4.5	5.6	5.2
Exchange differences	166.8	(315.3)	428.5
Benefits paid excluding costs of administration	(398.6)	(416.7)	(392.9)
Fair value of plan assets at December, 31	4,006.2	3,845.2	3,781.4

The real return on plan assets generated in 2017 was a gain of R$208.5 (gain of R$544.5 in 2016 and R$86.3 in 2015).

At December 31, 2017, the Company recorded R$58.4 (R$33.5 at December 31, 2016) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2017	2016	2015
Asset ceiling impact at January 1 st	33.5	8.6	12.8
Acquisitions through exchange transaction of shareholdings	-	10.4	-
Interest income/(expenses)	2.8	1.3	1.1
Change in asset ceiling excluding amounts included in interest income/(expenses)	8.8	15.8	(5.3)
Effect of exchange rate fluctuations	0.9	(2.6)	-
Others	12.4	-	-
Asset ceiling impact at December 31	58.4	33.5	8.6

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2017	2016	2015
Current service costs	(38.2)	(43.1)	(42.4)
Administrative costs	(3.4)	(3.7)	(3.4)
(Gains) losses on settlements and curtailments	4.2	0.7	1.1
Income from operations	(37.4)	(46.1)	(44.7)
Financial cost	(101.3)	(105.6)	(97.6)
Total expense for employee benefits	(138.7)	(151.7)	(142.3)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2017	2016	2015
Cost of sales	(22.3)	(24.5)	(19.3)
Sales and marketing expenses	(5.0)	(9.5)	(7.9)
Administrative expense	(10.1)	(10.2)	(17.5)
Financial expenses	(101.3)	(105.6)	(97.6)
Exceptional items	-	(1.9)	-
	(138.7)	(151.7)	(142.3)

The assumptions used in the calculation of the obligations are as follows:

	2017 (i)	2016 (i)	2015 (i)
Discount rate	3.6% to 10.6%	3.9% to 10.5%	4.1% to 12.1%
Inflation	2.0% to 5.0%	2.0% to 5.2%	2.0% to 5.2%
Future salary increases	1.0% to 8.7%	1.0% to 8.5%	1.0% to 8.8%
Future pension increases	2.0% to 4.3%	2.0% to 4.5%	2.0% to 4.5%
Medical cost trend rate	4.5% to 7.9% p.a. reducing to 7.9%	3.8% a 8.2% p.a. reducing to 8.2%	4.5% to 8.2% p.a. reducing to8.2%
Dental claims trend rate	4.3%	4.5%	4.5%

Life expectation for an over 65 years old male	83 to 87	80 to 86	85 to 70
Life expectation for an over 65 years old female	86 to 89	83 to 89	88 to 71

(i) Includes assumptions in Latin America – North, Latin America – South and Canada.

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2017		2016		2015
In millions of Brazilian Reais	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(119.7)	102.3	(104.7)	90.2	(77.5)	67.4
Discount rate	50 bases points	289.7	(309.2)	292.6	(311.5)	262.5	(280.1)
Future salary increase	50 bases points	(12.9)	12.3	(16.6)	15.3	(13.3)	12.5
Longevity	One year	(180.6)	176.5	(175.9)	172.9	(135.1)	131.1

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and its effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plans assets at December 31, 2017, 2016 and 2015 consist of the following:

	2017			2016			2015
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	50%	-	50%	41%	-	41%	29%	-	29%
Corporate bonds	7%	-	7%	13%	-	13%	23%	-	23%
Equity instruments	14%	-	14%	18%	-	18%	15%	-	15%
Property	-	-	-	-	-	-	-	1%	1%
Cash	-	-	-	1%	-	1%	-	-	-
Others	29%	-	29%	27%	-	27%	32%	-	32%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev expects to contribute approximately R$229.3 to its defined benefit plans in 2018.

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

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company grant stocks to future delivery to those employees, pursuant to which the beneficiary shall receive two separate lots – Lot A and Lot B – subject to maturation periods of five and ten years, respectively.

In addition, the Company has implemented a Stock Based Payment Plan under which certain employees and members of the management of the Company or its direct or indirect subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Stock Plan are designated as "Restricted Shares" and the restricted share price for the purposes of the stock plan will correspond to the price of the Company's shares on B3 S.A.- Brasil, Bolsa, Balcão, in the trading session immediately prior to the stock concession Restricted.

The weighted average fair value of the options and assumptions used in applying the Ambev option pricing model for the “Grant 2” of 2017, 2016 and 2015 grants are as follows:

In R$, except when otherwise indicated	2017	(i)	2016	(i)	2015	(i)

Fair value of options granted	6.51		6.21		7.84
Share price	19.80		17.18		18.41
Exercise price	19.80		17.18		18.41
Expected volatility	26.7%		27.0%		27.5%
Vesting year	5		5		5
Expected dividends	5%		5%		5%
Risk-free interest rate	10.1%	(ii)	12.4%	(ii)	15.9%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2017	2016	2015

Options outstanding at January 1st	131,244	121,770	126,149
Options issued during the period	20,435	24,806	16,568
Options exercised during the period	(13,548)	(11,613)	(19,975)
Options forfeited during the period	(2,910)	(3,719)	(972)
Options outstanding at ended year	135,221	131,244	121,770

The range of exercise prices of the outstanding options is between R$0.001 (R$0.02 as of December 31, 2016 and R$0.35 as of December 31, 2015) and R$26.09 (R$28.32 as of December 31, 2015 and R$26.57 as of December 31, 2015) and the weighted average remaining contractual life is approximately 6.40 years (5.96 years as of December 31, 2016 and 6.30 years as of December 31, 2015).

Of the 135,221 thousand outstanding options (131,244 thousand as of December 31, 2016), 40,150 thousand options are vested as at December 31, 2017 (52,780 thousand as of December 31, 2016).

The weighted average exercise price of the options is as follows:

In R$ per share	2017	2016	2015

Options outstanding at January 1 st	13.87	12.36	10.07
Options issued during the period	19.82	17.18	18.42
Options forfeited during the period	17.88	12.83	20.35
Options exercised during the period	5.81	2.52	5.05
Options outstanding at ended period	15.27	13.87	12.36
Options exercisable at ended period	3.78	3.66	3.29

For the options exercised during 2017, the weighted average share price on the exercise date was R$18.87 (R$18.41  as of December 31, 2016).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, Ambev issued 794 thousand (7,329 thousand in 2016) deferred stock units related to exercise of the options in the model “Grant 1”. These deferred stock units are valued at the share price of the day of grant, representing a fair value of approximately R$15.2 (R$133,9 in 2016), and cliff vest after five years.

The total number of shares purchased under the plan of shares by employees, whose grant is deferred to a future time under certain conditions (deferred stock), is shown below:

Thousand deferred shares	2017	2016	2015

Deferred shares outstanding at January 1st	19,260	19,056	17,490
New deferred shares during the period	794	7,329	2,692
Deferred shares granted during the period	(2,874)	(6,118)	(804)
Deferred shares forfeited during the period	(880)	(1,007)	(322)
Deferred shares outstanding at ended year	16,300	19,260	19,056

Additionally, certain employees and directors of the Company receive options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

These share-based payments generated an expense of R$236.9 in the year ended December 31, 2017 (R$189.3 and R$209.4 for the year ended December 31, 2016 and 2015, respectively), recorded as administrative expenses.

25.    TRADE PAYABLES

	2017	2016

Trade payables	175.1	237.8
Non-current	175.1	237.8

Trade payables	10,418.4	9,793.0
Related Parties	1,435.6	1,075.8
Current	11,854.0	10,868.8

Total	12,029.1	11,106.6

26.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2016	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of December 31, 2017

Restructuring	7.4	0.7	-	-	8.1

Provision for disputes and litigations
Taxes on sales	247.2	0.2	113.9	(135.0)	226.3
Income tax	323.4	3.0	167.4	(336.8)	157.0
Labor	165.8	(1.4)	142.0	(176.9)	129.5
Civil	43.9	(0.1)	65.4	(74.0)	35.2
Others	146.3	(5.9)	69.8	(84.7)	125.5
Total of provision for disputes and litigations	926.6	(4.2)	558.5	(807.4)	673.5

Total provisions	934.0	(3.5)	558.5	(807.4)	681.6

(b)   Disbursement expectative

	Balance as of December 31, 2017	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	8.1	7.3	-	0.8	-

Provision for disputes and litigations
Taxes on sales	226.3	25.7	179.9	5.0	15.7
Income tax	157.0	33.6	100.7	22.7	-
Labor	129.5	77.3	25.3	17.6	9.3
Civil	35.2	17.1	15.4	1.6	1.1
Others	125.5	8.0	30.3	83.8	3.4
Total of provision for disputes and litigations	673.5	161.7	351.6	130.7	29.5

Total provisions	681.6	169.0	351.6	131.5	29.5

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

(c) Civil

The Company is involved in civil lawsuits considered with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 30 - Contingent liability.

27.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on Company’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows its Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev carries out its operations. The policy comprises four main aspects: (i) capital structure, financing and liquidity, (ii) transactional risks related to the business, (iii) financial statements translation risks and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets forth the procedures and controls needed for identifying, measuring and minimizing market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenues, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw material or property, plant and equipment) shall be mitigated using projections for the period necessary for the Company to adapt to the new costs scenario that may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exception to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2017, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are classified by strategies according to their purposes, as follows:

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

The following tables summarize the exposure of the Company that were identified and protected in accordance with the Company's Risk Policy. The following denominations have been applied:

Operational Hedge: Refers to the exposures arising from the core business of Ambev, such as: purchase of inputs, purchase of fixed assets and service contracts linked to foreign currency, which is protected through the use of derivatives.

Financial Hedge: Refers to the exposures arising from cash and financing activities, such as: foreign currency cash and foreign currency debt, which is protected through the use of derivatives.

Investment hedge in foreign operations: Refers mainly to exposures arising from cash hold in foreign currency in foreign subsidiaries whose functional currency is different from the consolidation currency.

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

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						2017
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(9,742.3)	9,318.9	283.6	(190.0)	(563.5)	(200.2)	584.8
	Commodity	(2,378.7)	1,955.3	166.5	(70.7)	(1.5)	103.6	(4.8)
	American Dollar	(6,879.1)	6,879.1	86.3	(93.4)	(556.1)	(331.5)	630.2
	Euro	(82.9)	82.9	3.5	(0.7)	(4.7)	0.4	6.6
	Mexican Pesos	(401.6)	401.6	27.3	(25.2)	(1.2)	27.3	(47.2)

Fixed Assets		(579.5)	579.5	1.9	(10.8)	(1.9)	-	-
	American Dollar	(531.9)	531.9	1.8	(10.8)	(2.8)	-	-
	Euro	(47.6)	47.6	0.1	-	0.9	-	-

Expenses		(177.7)	177.7	0.5	(1.8)	(2.9)	3.9	1.8
	American Dollar	(169.2)	169.2	0.3	(1.6)	(3.1)	3.5	2.4
	Rupee	(8.5)	8.5	0.2	(0.2)	0.2	0.4	(0.6)

Cash		(1,328.3)	1,328.3	-	(13.1)	(266.0)	-	-
	American Dollar	(1,313.3)	1,313.3	-	(13.1)	(266.0)	-	-
	Interest rate	(15.0)	15.0	-	-	-	-	-

Debts		(919.5)	356.9	30.0	(1.8)	(67.5)	-	-
	American Dollar	(562.6)	-	-	-	(76.2)	-	-
	Interest rate	(356.9)	356.9	30.0	(1.8)	8.7	-	-

Equity Instrument		(2,347.9)	677.0	69.2	-	67.0	-	-
	Stock Exchange Prices	(2,347.9)	677.0	69.2	-	67.0	-	-
As of December 31, 2017		(15,095.2)	12,438.3	385.2	(217.5)	(834.8)	(196.3)	586.6

						2016
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(8,807.6)	8,624.1	190.7	(582.8)	(1,397.5)	737.4	(873.3)
	Commodity	(1,742.8)	1,559.3	136.5	(43.7)	(5.4)	(97.0)	90.3
	American Dollar	(6,566.9)	6,566.9	36.0	(491.3)	(1,392.6)	782.2	(909.0)
	Euro	(135.2)	135.2	-	(4.7)	3.2	56.1	(42.1)
	Mexican Pesos	(359.2)	359.2	18.2	(43.3)	(2.9)	(4.3)	(13.2)
	Brazilian Real	(3.5)	3.5	-	0.2	0.2	0.4	0.7

Fixed Assets		(523.1)	523.1	3.0	(76.1)	(187.0)	-	-
	American Dollar	(430.3)	430.3	3.0	(5.8)	(119.0)	-	-
	Euro	(92.8)	92.8	-	(70.3)	(68.0)	-	-

Expenses		(103.7)	103.7	0.8	(1.1)	47.6	5.8	(134.2)
	American Dollar	(90.9)	90.9	-	(1.1)	(3.0)	5.8	(29.4)
	Euro	-	-	-	-	(0.3)	-	0.7
	Canadian Dollar	-	-	-	-	50.9	-	(106.3)
	Rupee	(12.8)	12.8	0.8	-	-	-	0.8

Cash		1,043.8	(1,043.8)	-	7.8	(3.7)	-	-
	American Dollar	592.3	(592.3)	-	7.8	(55.8)	-	-
	Euro	51.5	(51.5)	-	0.1	11.6	-	-
	Interest rate	400.0	(400.0)	-	(0.1)	40.5	-	-

Debts		(2,547.9)	2,000.2	18.4	(61.2)	(50.7)	-	-
	American Dollar	(1,874.2)	1,326.5	2.6	(48.5)	(28.7)	-	-
	Interest rate	(673.7)	673.7	15.8	(12.7)	(22.0)	-	-

Foreign Investments		-	-	-	-	(1.2)	-	35.4
	American Dollar	-	-	-	-	(0.9)	-	37.2
	Euro	-	-	-	-	-	-	1.7
	Canadian Dollar	-	-	-	-	(0.3)	-	(3.5)
As of December 31, 2016		(10,938.5)	10,207.3	212.9	(713.4)	(1,592.5)	743.2	(972.1)

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

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	2017
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.2%	402.3	7.6%	714.1
American Dollar	2.7%	555.3	2.7%	555.2
Canadian Dollar	2.0%	685.9	2.0%	685.9
Barbadian Dollar	2.3%	5.0	2.3%	5.0
Interest rate postfixed		1,648.5		1,960.2

Brazilian Real	6.4%	682.5	5.9%	370.8
Working Capital in Argentinean Peso	31.0%	1.8	31.0%	1.8
Dominican Peso	9.3%	188.8	9.3%	188.8
American Dollar	3.8%	22.9	3.8%	22.9
Guatemala´s Quetzal	7.8%	10.3	7.8%	10.3
Interest rate pre-set		906.3		594.6

	2016
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	10.0%	667.7	12.6%	2,375.6
American Dollar	1.5%	1,882.3	2.2%	565.7
Canadian Dollar	1.6%	1,259.1	1.6%	1,259.1
Barbadian Dollar	2.7%	4.9	2.7%	4.9
Interest rate postfixed		3,814.0		4,205.3

Brazilian Real	6.8%	1,223.5	6.2%	841.9
Dominican Peso	9.7%	288.8	9.7%	288.8
American Dollar	6.0%	11.6	6.0%	1.8
Guatemala´s Quetzal	8.0%	9.9	8.0%	10.0
Barbadian Dollar	4.3%	48.5	4.3%	48.5
Interest rate pre-set		1,582.3		1,191.0

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

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after December 31, 2017 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2017.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2017.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote
					scenario

Commodities hedge	Decrease on commodities price	95.8	-70.6	-392.9	-881.7
Input purchase		-95.8	108.7	498.8	1093.5
Foreign exchange hedge	Foreign currency decrease	-2.2	-105	-1,843.10	-3,684.00
Input purchase		2.2	105	1,843.10	3,684.00
Costs effects		-	38.1	105.9	211.8

Foreign exchange hedge	Foreign currency decrease	-8.9	-16.8	-153.8	-298.6
Capex Purchase		8.9	16.8	153.8	298.6
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	-1.3	-3.4	-45.7	-90.2
Expenses		1.3	3.4	45.7	90.2
Expenses effects		-	-	-	-

Hedge cambial	Foreign currency increase	-13.1	-37.5	-341.4	-669.8
Cash		13.1	37.5	341.4	669.8
Interest Hedge	Decrease in interest rate	-	-0.4	-2.9	-3.4
Interest revenue		-	0.4	2.9	3.4
Cash effects		-	-	-	-

Hedge cambial	Foreign currency decrease	-	-	-	-
Cash		-	9.7	140.6	281.3
Interest Hedge	Increase in interest rate	28.2	18.4	-131.5	-162.7
Interest expenses		-28.2	-18.4	131.5	162.7
Debt effects		-	9.7	140.6	281.3

Equity Instrument Hedge	Stock Exchange Price Decrease	69.2	54.3	-100.1	-269.3
Expenses		-69.2	-19.4	517.8	1104.8
Equity effects		-	34.9	417.7	835.5
		-	82.7	664.2	1,328.60

As of December 31, 2017 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2018	2019	2020	2021	2021	Total

Cost		9,219.2	99.7	-	-	-	9,318.9
	Commodity	1,859.2	96.1	-	-	-	1,955.3
	American Dollar	6,879.1	-	-	-	-	6,879.1
	Euro	82.9	-	-	-	-	82.9
	Mexican Peso	398.0	3.6	-	-	-	401.6

Fixed asset		579.5	-	-	-	-	579.5
	American Dollar	531.9	-	-	-	-	531.9
	Euro	47.6	-	-	-	-	47.6

Expenses		177.7	-	-	-	-	177.7
	American Dollar	169.2	-	-	-	-	169.2
	Rupee	8.5	-	-	-	-	8.5

Cash		1,313.3	-	15.0	-	-	1,328.3
	American Dollar	1,313.3	-	-	-	-	1,313.3
	Interest rate	-	-	15.0	-	-	15.0

Debt		-	-	-	110.0	246.9	356.9
	Interest rate	-	-	-	110.0	246.9	356.9

Foreign Investments		677.0	-	-	-	-	677.0
	American Dollar	677.0	-	-	-	-	677.0
		11,966.7	99.7	15.0	110.0	246.9	12,438.3

		Fair Value
Exposure	Risk	2018	2019	2020	2021	> 2021	Total

Cost		89.0	4.6	-	-	-	93.6
	Commodity	91.1	4.7	-	-	-	95.8
	American Dollar	(7.1)	-	-	-	-	(7.1)
	Euro	2.8	-	-	-	-	2.8
	Mexican Peso	2.2	(0.1)	-	-	-	2.1

Fixed asset		(8.9)	-	-	-	-	(8.9)
	American Dollar	(9.0)	-	-	-	-	(9.0)
	Euro	0.1	-	-	-	-	0.1

Expenses		(1.3)	-	-	-	-	(1.3)
	American Dollar	(1.3)	-	-	-	-	(1.3)
	Rupee	-	-	-	-	-	-

Cash		(13.1)	-	-	-	-	(13.1)
	American Dollar	(13.1)	-	-	-	-	(13.1)
	Interest rate	-	-	-	-	-	-

Debt		-	-	-	25.0	3.2	28.2
	Interest rate	-	-	-	25.0	3.2	28.2

Equity Instrument		69.2	-	-	-	-	69.2
	Stock prices	69.2	-	-	-	-	69.2
		134.9	4.6	-	25.0	3.2	167.7

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

As of December 31, 2017, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Bank Mendes Gans, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2017. There was no concentration of credit risk with any counterparties as of December 31, 2017.

III.     Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Equity price risk

Through the equity swap transaction approved on May 16th, 2017 and altered in December 21th, 2017 by the Board of Directors of Ambev (see Note 1 - Corporate information) , the Company, or its subsidiaries, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of the stock prices’ oscillation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

In December 2017, an exposure equivalent to R$2.3 billion in AmBev’s shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$ 67.0.

  V.     Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value while keeping the desired financial flexibility to execute the strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in the different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications as applied in the Company’s financial statements.

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

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	2017
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	10,354.5	-	-	-	-	10,354.5
Investment securities	-	122.0	11.9	-	-	133.9
Trade receivables excluding prepaid expenses	7,505.0	-	-	-	-	7,505.0
Financial instruments derivatives	-	-	100.1	285.1	-	385.2
Total	17,859.5	122.0	112.0	285.1	-	18,378.6

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,764.1	-	13,502.0	19,266.1
Financial instruments derivatives	-	-	16.1	201.4	-	217.5
Interest-bearning loans and borrowings	-	-	-	-	2,553.0	2,553.0
Total	-	-	5,780.2	201.4	16,055.0	22,036.6

	2016
	Loans and receivables	Held for trading	Financial assets/liabilities at fair value through profit or loss	Derivatives hedge	Financial liabilities through amortized cost	Total
Financial assets
Cash and cash equivalents	7,876.8	-	-	-	-	7,876.8
Investment securities	-	104.3	282.8	-	-	387.1
Trade receivables excluding prepaid expenses	6,962.5	-	-	-	-	6,962.5
Financial instruments derivatives	-	-	18.4	194.5	-	212.9
Total	14,839.3	104.3	301.2	194.5	-	15,439.3

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	-	5,106.1	-	13,208.1	18,314.2
Financial instruments derivatives	-	-	49.9	663.5	-	713.4
Interest-bearning loans and borrowings	-	-	-	-	5,396.3	5,396.3
Total	-	-	5,156.0	663.5	18,604.4	24,423.9

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

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	2017				2016

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit or loss	11.9	-	-	11.9	282.8	-	-	282.8
Derivatives assets at fair value through profit or loss	0.1	100.0	-	100.1	2.6	15.8	-	18.4
Derivatives - operational hedge	4.8	280.3	-	285.1	83.6	110.9	-	194.5
	16.8	380.3	-	397.1	369.0	126.7	-	495.7
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	5,764.1	5,764.1	-	-	5,106.1	5,106.1
Derivatives liabilities at fair value through profit or loss	1.7	14.4	-	16.1	9.9	40.0	-	49.9
Derivatives - operational hedge	58.4	143.0	-	201.4	78.9	575.9	-	654.8
Derivatives - fair value hedge	-	-	-	-	-	8.7	-	8.7
	60.1	157.4	5,764.1	5,981.6	88.8	624.6	5,106.1	5,819.5

(i) Refers to the put option granted on subsidiary as described in Note 21 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2016 (i)	5,106.1
Acquisition of investments	7.4
Total gains and losses in the year	650.6
Losses recognized in net income	359.1
Losses recognized in equity	291.5
Financial liabilities at December 31, 2017 (i)	5,764.1

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

The financial instruments recorded at amortized cost are similar to the fair value and are not material for disclosure.

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

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of December 31, 2017 the Company held R$608.3 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$486.8 on December 31, 2016).

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

28.    OPERATING LEASES

The Company primarily leases warehouses and offices.

The future contractual values mature as follows:

	2017	2016

Less than 1 year	35.7	26.7
Between 1 and 5 years	129.4	61.4
More than 5 years	71.1	66.5
	236.2	154.6

In 2017, the operating lease expense in the income statement amounted to R$39.0 (R$43.4 and R$58.7 in 2016 and 2015, respectively).

29.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2017	2016

Collateral given for own liabilities	606.3	1,051.5
Other commitments	842.7	754.3
	1,449.0	1,805.8

Commitments with suppliers (i)	11,096.3	4,019.2
Commitments - Bond 2017	-	300.0
	11,096.3	4,319.2

(i) Variation refers, mainly, a new contracts with a new suppliers of aluminum in 2017.

The collateral provided for liabilities totaled approximately R$1,449.0 as at December 31, 2017 (R$1,805.8 as at December 31, 2016), including R$551.0 (R$571.3  as at December 31, 2016) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained as at December 31, 2017, R$606.3 (R$486.8 as at December 31, 2016) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 27 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments as at December 31, 2017 and 2016 are as follows:

	2017	2016

Less than 1 year	3,812.8	3,325.7
Between 1 and 2 years	2,995.7	420.8
More than 2 years	4,287.8	572.7
	11,096.3	4,319.2

30.    CONTINGENT LIABILITY

The Company has contingent liabilities arising from lawsuits in the normal course of its business. Due to their nature, such legal proceedings involve inherent uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot at this stage estimate the likely timing of the resolution of these matters.

Contingent liabilities with a probable likelihood of loss are fully recorded as liabilities (Note 26 – Provisions).

The Company also has lawsuits related to tax, civil and labor, for which the likelihood of loss classified by management as possible and for which there are no provisions. Estimates of amounts of possible losses are as follows:

	2017	2016

IRPJ and CSLL	31,757.3	28,934.8
PIS and COFINS	3,485.2	1,971.1
ICMS and IPI	19,805.5	16,046.9
Labor	287.1	222.0
Civil	4,071.5	4,417.6
Others	1,113.4	858.1
	60,520.0	52,450.5

Principal lawsuits with a likelihood of possible loss:

Brazilian Federal Taxes

Special goodwill reserve

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from Inbev Holding Brasil S.A. In November 2014 the Lower Administrative Court concluded the judgment. The decision was partly favorable, Ambev presented a motion to clarify the decision to the Administrative Court. In September 2016, this motion was partially admitted and Ambev was formally notified of said decision in January 2018. As the decision of the Administrative Council of Tax Appeals (“CARF”) remained partially favorable, Ambev will file a judicial proceeding to discuss the unfavorable part of the decision and received a favorable decision in the injuctionand the remaining portion will still be submitted for reconsideration by the Administrative Upper Court.

In June 2016, Ambev received tax assessment charging the remaining value of the goodwill amortization, related to InBev B Holding Brasil S.A’s merger with Ambev, from 2011 to 2013. In March 2017, Ambev was notified of the partially favorable first level administrative decision on this tax assessment and filed an appeal to Lower Administrative Court.

Ambev management estimates possible losses in relation to the total amortization period (2005-2013) to be approximately R$8.3 billion (R$7.8 billion as of 31 December 2016), classified as possible loss, and, therefore, no provision was made by the Company in this matter. In the event Ambev is required to pay these amounts, AB Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill BAH

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. In December 2014, Ambev filed an appeal against the unfavorable first level administrative decision published in November 2014. In March 2017, Lower Administrative Court concluded the judgment to send the case back to the first level administrative judgment due to processual matters. In July 2017, Ambev was notified of the revised first level decision and filed a new Voluntary Appeal. The possible risk amount is approximately R$ 1.6 billion (R$ 1.5 billion as of December 31, 2016). There was no provision made on the matter.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the amortized goodwill related to the merger of CND Holdings into Ambev. Ambev filed a defense at the legal term and awaits judgment by the Federal Revenue Service (“DRJ”). The possible risk amount is approximately R$ 1.1 billion. There was no provision made on the matter.

Profits earned abroad

During the first quarter of 2005, certain of our subsidiaries received a number of assessments from the RFB relating to profits obtained by subsidiaries domiciled abroad.  In December 2008, the Administrative Court handed down a decision on one of the tax assessments relating to earnings of our foreign subsidiaries.  This decision was partially favorable to us, and in connection with the remaining part, we filed an appeal to the Appellate Division of the Administrative Court which was finally dismissed in March 2017. In September 2017, Ambev filed a court order to discuss the matter with an injunction granted in favor of the Company.

In December 2013, 2016 and October 2017, the Company received tax assessments related to the matter. We have not recorded any provision in connection with those assessments. We estimate our exposure to possible losses in relation to these assessments to be R$6.1billion (R$4.9 billion at December 31, 2016) and to probable losses to be R$44.2 million as of that date, for which we have recorded a provision in the corresponding amount (R$41.6 million at December 31, 2016).

Utilization of tax loss on mergers

The Company and its subsidiaries have received tax assessments from the Brazilian Tax authorities, from certain tax credits arising from alleged non-compliance with the Brazilian tax regulation concerning accumulated tax losses by companies in their final year of existence, following a merger.

In February 2016, Ambev was notified of the closure of the administrative phase and filed lawsuits to discuss the matter. In September 2016, Ambev received the first favorable court decision. In March 2017, Ambev received an unfavorable decision in the first judicial instance in the second case under discussion in the judiciary and filed an Appeal.

No provisions have been made for these cases as Ambev believes that there are no express legal grounds that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and therefore the tax inspector’s interpretation in these tax assessments does not apply.

The Company estimates the possible exposure to losses on these assessments at approximately R$549.4 million (R$522.9 million at December 31, 2016).

Disallowance of Expenses and Deductible Losses

On December 2014, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans, in the amount of approximately R$1.3 billion. In August 2017, the Administrative Council of Tax Appeals ("CARF") concluded the judgment fully favorable to Ambev and, in December 2017, Ambev was notified of said decision, as well as of the manifestation from the fiscal authority informing the non-interposition of appeal and the permanent discontinuance of the case.

In December 2015 and in December 2016, Ambev also received other tax assessments related to the same matter. Ambev Management estimates the amount of possible losses in relation to this assessment to be approximately R$4.4 billion as of December 31, 2017 (R$5.6 billion as of December 31, 2016).

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad.

The Company filed a defense for all cases and awaits a decision in the first instance for the cases received in 2015 and 2016 and by the Administrative Court Management for the others.

In September, 2017, Ambev opted to include part of these tax assessments in the Special Tax Regularization Program established by the Provisional Measure nº. 783 (“PERT”). Ambev management estimates an amount of approximately R$7.2 billion (R$2.8 billion as of December 31, 2016) as possible loss.

Presumed Profit

In April 2016, Arosuco (subsidiary of Ambev) received a tax assessment regarding the use of Presumed Profit Method for the calculation of income tax and the social contribution on net profit instead of Real Profit method. In September, 2017, Arosuco was notified of the unfavorable first level administrative decision and filed Voluntary Appeal. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$616.1 million (R$569.6 billion as of December 31, 2016).

In December 2016, CRBS (a subsidiary of Ambev) received a tax assessment regarding the use of Presumed Profit Method for the calculation of income tax and social contribution on net profit instead of the Real Profit method. In July 2017, CRBS received an unfavorable decision at the first administrative instance and filed a Voluntary Appeal. In September 2017, the Company opted to include this tax assessment in the Special Tax Regularization Program established by Provisional Measure nº. 783 (“PERT”). There are no loss amounts related to this matter as of December 31, 2017 (R $ 3.6 billion as of December 31, 2016).

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. The cases are now being discussed at Courts. Ambev management estimates the possible losses related to these assessments to be approximately R$3.1 billion (R$1.5 billion as of 31 December 2016).

ICMS and IPI

ICMS-ST Unconditional Discounts

Ambev has been party to legal proceedings with the State of Rio de Janeiro where it is challenging such State’s attempt to assess ICMS Value-Added Tax with respect to unconditional discounts granted by Ambev from January 1996 to February 1998. In October 2015 and January 2016, Ambev decided pay the debts related to the assessments issued by the State of Rio de Janeiro under an incentive tax payment, in the total amount of approximately R$271 million. In 2013, 2014 and  2015, Ambev has been receiving similar tax assessments with the States of Pará and Piauí. The Company filed a defense for this cases and currently awaits a decision. After the payments to the State of Rio de Janeiro, Ambev management estimates the amount involved in these proceedings to be approximately R$599.7 million (R$559.5 million as of 31 December 2016), classified as possible loss.

ICMS fiscal war

Ambev is currently challenging tax assessments from the States of São Paulo, Rio de Janeiro, Minas Gerais and other States, which question the legality of tax credits arising from existing tax incentives received in other States. Ambev management estimates the possible losses related to these assessments to be approximately R$1.9 billion (R$1.8 billion as of December 31, 2016) classified as possible loss.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments relating to supposed ICMS differences considered due when the price of the products sold by the company reaches levels close to or above the fixed price table basis established by States. Ambev is currently challenging those charges before Courts

Among other similar cases, in 2016, Ambev received three assessment, issued by the State of Minas Gerais, in the original amount of R$1.4 billion. In the second quarter of 2017, the Administrative Court of the State Minas Gerais,  concluded the judgment of three relevant cases, unfavorably to Ambev. Ambev presented defense against such decisions to the Upper House of the Administrative Tax Court of the State of Minas Gerais and awaits for judgement.

In 2017, Ambev has receive a new tax assessments issued by the State of Rio de Janeiro, about these same issue in the total historical amount of 900 million. The Company filed a defense for this cases and currently awaits a decision of the Administrative Court of the State Rio de Janeiro.

Ambev management estimates the total possible losses related to this issue to be approximately R$5.8 billion (R$4.5 billion as of 31 December 2016). Ambev has recorded provisions in the total amount of R$6.7 million in relation to the proceedings for which it considers the chances of loss to be probable, considering specific procedural issues.

Manaus Free Trade Zone - IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for consumption elsewhere in Brazil are exempt from the IPI. The units of Ambev have been registering IPI presumed credits upon the acquisition of exempted inputs manufactured therein in the Manaus Free Trade Zone. Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed credits, which are under discussion before the Brazilian Supreme Court. Management estimates possible losses in relation to these assessments to be R$3.2 billion (R$2.0 billion as of December 31, 2016).

In addition, over the years, Ambev has received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes considered unduly offset with the disallowed IPI excise tax credits which are under discussion in other proceedings. Ambev is challenging those charges before Courts. Ambev management estimates the possible losses related to these assessments to be approximately R$900 million (R$735.5  million as of 31 December 2016).

IPI Excise Tax

In 2014 and 2015, we received tax assessments from Brazilian Federal Tax Authorities related to IPI exercise tax, supposedly due over remittances of manufactured goods to other related factories. Management estimates the possible losses related to these assessments to be approximately R$1.5 billion (R$1.5 billion as of December 31, 2016).

Civil

Subscription Warrants

Certain holders of warrants issued by Old Ambev in 1996 for exercise in 2003 have filed lawsuits to be able to subscribe the corresponding shares for an amount lower than what the Company considers to have been established at the time of the issuance of the warrants. The warrants object of those six proceedings represented, on December 31, 2017, 172.8 million Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$846,9 million (R$761.7 million on December 31, 2016). The Company believes that the loss of this lawsuit is possible has not recorded any provision in connection therewith. In the last quarter of 2017 the Company reassessed and the likelihood of loss is remote of this lawsuits and will not be disclosure of the coming interim financial statements.

Lawsuit  against Brewers Retail Inc.

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store”) and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks a declaration that LCBO and The Beer Store agreed with each to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of The Beer Store agreed to fix. The claimants are seeking damages not exceeding R$3.7 billion (R$3,4 billion as of December 31, 2016), for all mentioned parts. Considering that The Beer Store operates according to the rules established by the Government of Ontario and that  prices at The Beer Store are independently set by each brewer, the Company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

Contingent assets

According to IAS 37, contingent assets are not recorded in consolidated financial statements, except when the realization of income is virtually certain. There was no probable contingent assets to be disclosed on December 31, 2017.

The Company and its subsidiaries apply for the refund of the PIS and COFINS installments collected with the inclusion of ICMS in their calculation bases for the period from 1990 onwards. The amounts involved in the refund requests are still being determined.

31.    NON-CASH ITEMS

The Company carried out the following investment and financing activities not involving cash:

	2017	2016	2015
Acquisition of property, plant and equipment	-	-	105.6
Acquisition of investments payables	-	208.7	-
Cash financing cost other than interests	42.3	37.7	1,752.3
PERT 2017	199.7	-	-
Fair value of option granted	221.8	205.1	144.6
Others	-	-	41.1

32.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices and those recommended and/or required by the applicable law.

Under the Company’s by laws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries, directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

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

Total expenses related to the Company’s management members are as follows:

	2017	2016	2015

Short-term benefits (i)	33.4	21.7	32.1
Share-based payments (ii)	38.9	36.2	39.0
Total key management remuneration	72.3	57.9	71.1

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

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at December 31, 2017 held 10.2% of total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2017 and 2016, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefits available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$300.1 (R$266.7 as of December 31, 2016), of which R$264.3 and R$35.8 related to active employees and retirees respectively (R$231.9 and R$34.8 as of December 31, 2016 related to active employees and retirees respectively).

b) Leasing

The Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$63,3 for ten years, maturing on March 31, 2018.

c) Leasing – Ambev. head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3.3, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada, and sales and distribution agreements of Budweiser products in Guatemala, Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay and Chile. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1.9 (R$2.0 on December 31, 2016 and R$52.8 on December 31, 2015) and R$314.5 (R$374.0  on December 31, 2016 and R$434.8 on December 31, 2015) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

Transactions with related parties

	2017
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	1.2	33.6	(363.0)	(1.7)	-	-
AB Procurement	8.9	0.1	-	-	-	-
AB Services	0.8	29.1	-	(6.1)	-	-
AB USA	14.1	16.3	(375.7)	(8.7)	-	-
Ambrew	-	-	-	-	-	(89.9)
Cervecería Modelo	91.6	5.8	(589.3)	(59.7)	-	-
Inbev	0.1	23.8	(33.8)	-	-	-
ITW International	-	-	-	(212.5)	(48.3)	(590.9)
Panamá Holding	-	20.3	-	(4.0)	-	-
Others	13.9	8.6	(73.8)	(3.0)	-	-
	130.6	137.6	(1,435.6)	(295.7)	(48.3)	(680.8)

(i) The amount represents the trade operations (purchase and sale) and the reimbursement between the companies of the group.

	2016
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	6.3	13.4	(308.9)	(0.7)	-	-
AB Package	-	-	(31.3)	-	-	-
AB Services	0.3	15.2	-	(3.1)	-	-
AB USA	19.7	18.6	(247.4)	(1.7)	-	-
Ambev Peru	7.1	-	(4.7)	-	-	-
Ambrew	-	-	-	-	-	(89.9)
Bogotá Beer	-	211.0	-	(211.0)	-	-
Cervecería Modelo	1.1	-	(444.1)	-	-	-
Inbev	0.2	17.6	(17.5)	(0.2)	-	-
ITW International	-	-	-	(209.4)	(30.5)	(590.9)
Modelo	-	1.0	(15.7)	(54.5)	-	-
Others	2.6	7.3	(6.2)	(14.4)	-	-
	37.3	284.1	(1,075.8)	(495.0)	(30.5)	(680.8)

(i) The amount represents the trade operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

				2017
Company	Buying / Service fees / Rentals	Sales	Royalties	Net finance cost
AB Procurement	(5.8)	20.8	-	-
AB USA	(258.7)	42.5	(284.5)	-
Ambev Peru	(8.6)	1.5	-	-
Cervecería Modelo	(749.1)	0.4	(45.8)	-
Inbev	(73.6)	-	-	-
Others	(91.1)	8.1	(35.9)	(16.8)
	(1,186.9)	73.3	(366.2)	(16.8)

				2016
Company	Buying / Service fees / Rentals	Sales	Royalties	Net finance cost
AB Package	(32.8)	-	-	-
AB USA	(206.0)	52.3	(292.8)	-
Cervecería Modelo	(596.0)	2.0	(46.9)	-
InBev	(77.0)	-	-	-
ITW International	-	-	-	(26.0)
Modelo	(63.0)	-	-	-
SAB Group	(3.5)	23.5	-	-
Others	(45.6)	0.3	(32.2)	-
	(1,023.9)	78.1	(371.9)	(26.0)

			2015
Company	Buying / Service fees / Rentals	Sales	Royalties
AB Inbev	(55.3)	-	(35.5)
AB USA	(124.9)	49.0	(288.1)
Cervecería Modelo	(257.7)	1.1	(52.9)
InBev	(73.3)	0.1	-
Modelo	(356.9)	-	-
Others	(74.0)	0.6	(1.1)
	(942.1)	50.8	(377.6)

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
Interbrew International B.V. (“ITW International”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Bavaria S.A. (“SAB Group”)

33.    GROUP COMPANIES

Listed below are the main group companies.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G Charcas 5160 – Buenos Aires	99.75%

Bolívia
CERVECERIA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85.67%

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Companhia Consolidadora

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100.00%

CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula – Jaguariúna – SP	100.00%

CERVEJARIA Z.X. Avenida Antarctica, 1.891, Fazenda Santa Ursula – Jaguariúna - SP	86.42%

Canadá
LABATT BREWING COMPANY LIMITED 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

Chile
CERVECERIA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Comuna de Quilicura - Santiago	100.00%

Spain
JALUA SPAIN, S.L. Juan Vara Terán, 14 – Ilhas Canárias	100.00%
Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Sennngerberg	100.00%
Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA KM 122 Ruta al Atlantico – C.P 01012 Teculutan, Zacapa	50.00%

Paraguay
CERVECERIA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87.36%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	55.00%

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100.00%

CERVECERIA Y MALTERIA PAYSSANDÚ S.A. Rambla Baltasar Brum, 2.933 – 11800 - Payssandu	99.93%

MONTHIERS SOCIEDAD ANÓNIMA Cesar Cortinas, 2.037 - Montevideo	100.00%

Panama
Cervecería Nacional S. de R.L. Planta Pasadena, vía Ricardo J Alfaro y Simón Bolívar, ciudad de Panamá, Rep. De Panamá	100.00%

34.    INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

35.    EVENTS AFTER THE REPORTING PERIOD

i) In January 2018, Ambev S.A., through its subsidiaries Labatt Breweries and Ambev Luxemburgo, acquired two new loans totaling approximately R$2.0 billion, maturing in up to one year.

ii) In January 2018, Ambev S.A., informed its investors and the market in general that, as per the notice to the market issued as of December 1st, 2017, concluded the transaction with ELJ, shareholder in Tenedora, owner of almost the totality of CND. As a result of the such transaction, the Company, directly and indirectly, became the owner of approximately 85% of Tenedora, with ELJ owning the remaining 15%, as well as the term of exercise of the call option becomes from January 2019 to January 2022.