Form 20-F
period 2018-12-31
AMBEV S.A.
filed 2019-03-22
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2018

Commission file number: 001-36165

AMBEV S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 3rd floor
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)
Fernando Mommensohn Tennenbaum, Chief Financial and Investor Relations Officer
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

15,721,119,008 common shares, without par value

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

Yes ☒ No 

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

Yes ☒ No 

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the three years ended December 31, 2018, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

Application of IAS 29 – Argentine Hyperinflation Accounting

In July 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies, or IAS 29, applicable to all our business entities whose functional currency is the Argentine peso. Such adjustments were required to be shown from January 1, 2018 (period in which hyperinflation was identified).

IAS 29 requires that the financial information recorded in a hyperinflationary currency be adjusted by applying a general price index and expressed in the measuring unit (the hyperinflationary currency) current at the end of the reporting period.

As a result of the above, our audited consolidated financial statements for the year end December 31, 2018 included in this annual report reflect hyperinflation accounting for our Argentinean subsidiaries applying IAS 29 rules.

For additional information, see note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2018.

i

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2018 of R$3.88 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended December 31, 2018, 2017, 2016, 2015 and 2014 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2018	2017	2016	2015	2014

	(in R$ million)
Net sales	50,231.3	47,899.3	45,602.6	46,720.2	38,079.8
Cost of sales	(19,269.6)	(18,041.8)	(16,678.0)	(16,061.4)	(12,814.6)
Gross profit	30,961.7	29,857.5	28,924.6	30,658.8	25,265.2
Sales, marketing and distribution expenses	(12,466.0)	(11,915.5)	(12,010.5)	(11,177.9)	(9,158.8)
Administrative expenses	(2,367.2)	(2,623.8)	(2,166.1)	(2,281.3)	(1,820.0)
Other operating income/(expense)	947.3	1,217.3	1,223.1	1,936.1	1,629.2
Exceptional items	(86.4)	(108.7)	1,134.3	(357.2)	(89.0)
Income from operations	16,989.4	16,426.8	17,105.4	18,778.5	15,826.6
Net finance cost	(3,823.4)	(3,493.9)	(3,702.0)	(2,268.2)	(1,475.4)
Share of results of associates	1.0	(3.1)	(5.0)	3.1	17.4
Income tax expense	(1,789.6)	(5,079.3)	(315.0)	(3,634.2)	(2,006.6)
Net Income	11,377.4	7,850.5	13,083.4	12,879.2	12,362.0
Attributable to:
Equity holders of Ambev	11,024.7	7,332.0	12,546.6	12,423.8	12,065.5
Non-controlling interests	352.7	518.5	536.8	455.4	296.5

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2018	2017	2016	2015	2014

	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(1):
- Basic	0.70	0.47	0.80	0.79	0.77
- Diluted	0.70	0.46	0.79	0.79	0.76
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(2):
- Basic (R$)	0.56	0.56	0.66	0.73	0.77
- Basic (US$)	0.14	0.17	0.20	0.19	0.29
Weighted average number of shares (million shares):
- Basic	15,718	15,706	15,697	15,696	15,683
- Diluted	15,856	15,838	15,823	15,820	15,820

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

Selected Consolidated Balance Sheet Data

	As at December 31,
	2018	2017	2016	2015	2014

	(in R$ million)
Non-current assets	68,796.5	62,133.9	59,954.6	61,861.8	51,414.8
Property, plant and equipment	20,097.0	18,822.3	19,153.8	19,140.1	15,740.1
Goodwill	34,276.2	31,401.9	30,511.2	30,953.1	27,502.9
Intangible assets	5,840.6	4,674.7	5,245.9	5,092.2	3,754.9
Deferred tax assets	2,017.5	2,279.3	2,268.2	2,749.9	1,392.5
Taxes and contributions receivable	4,374.2	2,537.7	347.7	892.8	1,161.2
Trade and other receivables	1,722.3	1,999.6	1,989.9	2,191.6	1,742.0
Other	468.8	418.4	437.9	842.1	121.2
Current assets	25,329.6	24,718.0	23,886.8	28,314.5	20,728.5
Inventories	5,401.8	4,319.0	4,347.1	4,338.2	3,411.3
Trade and other receivables	6,302.2	6,662.0	5,956.8	6,946.1	5,300.2
Taxes and contributions receivable	2,148.7	3,370.6	5,423.3	3,194.9	1,581.9
Cash and cash equivalents	11,463.5	10,354.5	7,876.8	13,620.2	9,722.1
Investment securities	13.4	11.9	282.8	215.1	713.0
Total assets	94,126.1	86,851.9	83,841.4	90,176.3	72,143.3

Shareholders’ equity	57,547.4	47,982.8	46,651.3	50,333.7	43,644.7
Equity attributable to equity holders of Ambev	56,340.6	46,008.8	44,825.0	48,331.9	42,221.6
Non-controlling interests	1,206.8	1,974.0	1,826.3	2,001.8	1,423.1
Non-current liabilities	11,750.3	10,180.6	8,416.5	9,700.7	6,673.8
Interest-bearing loans and borrowings	862.1	1,231.9	1,765.7	2,316.9	1,634.6
Employee benefits	2,343.7	2,310.7	2,137.7	2,221.9	1,757.0
Deferred tax liabilities	2,424.6	2,329.2	2,329.7	2,473.6	1,737.6
Taxes and contributions payable	2,903.4	3,189.6	681.4	910.0	610.9
Trade and other payables	2,790.4	606.6	736.6	1,278.8	390.5
Provisions	426.2	512.6	765.4	499.5	543.2
Current liabilities (1)	24,828.4	28,688.5	28,773.6	30,141.9	21,824.8
Interest-bearing loans and borrowings	1,560.6	1,321.1	3,630.6	1,282.6	988.1
Trade and other payables	17,754.5	21,702.8	20,692.0	24,391.6	17,054.7
Taxes and contributions payable	5,340.2	5,493.8	4,282.4	4,342.1	3,543.7
Provisions	173.0	169.0	168.6	123.1	139.2
Bank overdraft	0.0	1.8	0.0	2.5	99.1
Total shareholders’ equity and liabilities	94,126.1	86,851.9	83,841.4	90,176.3	72,143.3

Other Data

	As at and for the Year Ended December 31,
	2018	2017	2016	2015	2014

	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(1)	501.2	(3,970.5)	(4,886.8)	(1,827.4)	(1,096.3)
Cash dividends and interest on shareholders’ equity paid	8,814.1	8,819.8	10,330.6	11,490.2	12,059.6
Depreciation and amortization(2)	4,023.1	3,612.1	3,512.0	3,074.6	2,392.5
Capital expenditures(3)	3,571.0	3,203.6	4,132.7	5,261.2	4,493.1
Operating cash flows - generated(4)	17,911.2	17,874.1	12,344.4	23,580.8	15,895.7
Investing cash flows - used(4)	(3,675.7)	(3,073.0)	(5,898.0)	(5,997.0)	(4,768.0)
Financing cash flows - used(4)	(8,814.1)	(12,864.2)	(11,645.1)	(15,327.9)	(13,143.8)
Other Operating Data:
Total production capacity - million hl(5)	270.1	276.5	280.4	269.9	292.3
Total volume sold - million hl(6)	158.7	162.8	159.8	169.1	171.7
Number of employees(7)	49,617	51,432	53,250	52,738	51,871

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

In addition, an investor operating under the provisions of Resolution No. 4,373 must be registered with the Receita Federal do Brasil (the Brazilian Internal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,863 of December 28, 2018.

Pursuant to the registration obtained by Ambev with the Central Bank in the name of The Bank of New York Mellon, as depositary for the ADS programs of Ambev, or the Depositary, with respect to the ADSs to be maintained by the custodian on behalf of the Depositary, the custodian and the Depositary will be able to convert dividends and other distributions with respect to the Ambev shares represented by ADSs into foreign currency and remit the proceeds outside Brazil.  Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank, which entitles registered foreign investors to trade the underlying shares directly on the B3.

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

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 6.2% in 2014, 11.3% in 2015, 6.6% in 2016, 2.1% in 2017 and 3.8% in 2018. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation.  We cannot assure you that inflation will not affect our business in the future.  In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers.  It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

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

Amidst this background of political and economic uncertainty, in August 2016, the Brazilian Senate approved the removal from office of Brazil’s then-President, Dilma Rousseff, following a legal and administrative impeachment process for infringement of budgetary laws. Michel Temer, the former Vice-President, who assumed the presidency of Brazil following Rousseff’s ouster, was arrested as part of corruption investigations in March 2019. In addition, the former President, Luiz Inacio Lula da Silva, began serving a 12-year prison sentence on corruption and money laundering charges in April 2018.

On October 28, 2018, Jair Bolsonaro was elected the next President of Brazil and took office on January 1, 2019.  We cannot predict with certainty how Bolsonaro’s victory may impact the overall stability, growth prospects and economic and political health of the country.

Driven by the recent economic and political instability in Brazil, among other factors, Brazil has faced a series of economic and political difficulties since 2014, including increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product until 2017 and meager growth since then, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real.

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

Most of our sales are in reais; however, a relevant portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of sales in 2018, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are also denominated in or linked to the U.S. dollar, which was very volatile in recent years.  Therefore, any devaluation of the real when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations.  Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2018, we derived 46.6%of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades.  Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets.  There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, beginning in 2011, the U.S. dollar appreciated 12.5%, 8.9%, 14.6%, 13.4% and 47.0% against the real in 2011, 2012, 2013, 2014 and 2015, respectively, closing at R$3.905 per U.S. $1.00 as of December 31, 2015.  However, the U.S. dollar depreciated 16.5% against the real in 2016, closing at R$3.259 per U.S.$1.00 as of December 31, 2016, while in 2017, the U.S. dollar appreciated 1.5% against the real, closing at R$3.308 per U.S.$1.00 as of December 31, 2017. The U.S. dollar appreciated 17.1% against the real in 2018, closing at R$3.88 per U.S.$1.00 as of December 31, 2018. As of March 8, 2019, the exchange rate was R$3.87 per US$1.00.

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

Moreover, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates, respectively.  In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which will become effective in early 2019.

In May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 increasing IPI taxes applicable to transactions with concentrate units and, in so doing, effectively reducing the value of the IPI presumed credits that we recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%. Due to the severe effects of such change, the Brazilian Federal Government subsequently enacted Decree No. 9,514/2018 so that such proposed changes to IPI tax structure be implemented gradually, as follows: (1) taxation of 12% in the first half of 2019; (2) taxation of  8% in the second half of 2019; and (3) taxation of 4% from 2020 onwards.

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

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 21% of our consolidated results of operations in 2018.  LASI is a holding company with operating subsidiaries in Argentina and other South American countries.  As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in reais terms in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in December 2015), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

For example, in the early 2000s, Argentina experienced political and economic instability.  A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation.  In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past.  Additionally, in 2018 the Argentine peso underwent a significant devaluation, losing 51% of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. The 2018 devaluation of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity.  See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

Following the categorization of Argentina in our results for the third quarter of 2018 as a country with a three-year cumulative inflation rate greater than 100%, the country is considered as a hyperinflationary economy in accordance with IFRS rules (IAS 29), requiring us to restate the results of our operations for the year ended December 31, 2018, in hyperinflationary economies for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining holdout bondholders. Under the context of the significant devaluation of the Argentine peso in 2018, along with increased inflation and weak macroeconomic conditions Argentina signed, on June 7, 2018, an agreement with IMF to obtain a significant loan to stabilize the macroeconomic situation. The maintenance of such a scenario or further deterioration could have a material adverse effect on our Latin America South operations and their results, as well as in our ability to transfer funds from and within Argentina. Despite a government that seems more committed to fiscal responsibility, our liquidity and operations and our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are implemented in the country. It is also difficult to assess the impact that the Argentine political scenario will have in the Argentine economy, including uncertainty regarding elections in Argentina to occur in 2019, and as a result on our future operations and financial results.

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

Our business is regulated by federal, state and municipal laws and regulations.  We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.  In addition, we may also be subject to laws and regulations aimed at reducing the availability of beer and carbonated soft drink, or CSD beverages, in some of our markets to address alcohol abuse, underage drinking, health concerns and other social issues.  For example, certain Brazilian states and small municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of CSDs in schools and imposing restrictions on advertisement of alcoholic beverages.  The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things.  Furthermore, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages.  These rules and restrictions may adversely impact our results of operations.  For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

In addition, the partnership between Labatt Brewing Company Ltd., our Canadian subsidiary, and Tilray to research non-alcohol beverages containing tetrahydrocannabinol and cannabidiol, both derived from cannabis, could lead to increased legal, reputational and financial risks. While this partnership is currently limited to research in Canada, the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

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

We are committed to conducting business in a legal and ethical manner in compliance with local and international statutory requirements and standards applicable to our business. Nevertheless, there is a risk that our management, employees or representatives may take actions that violate applicable laws and regulations prohibiting the making of improper payments to foreign government officials for the purpose of obtaining or keeping business, including laws relating to the 1997 OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions such as the U.S. Foreign Corrupt Practices Act, or the FCPA.

In addition, on January 29, 2014, the Brazilian government enforced Federal Law No. 12,846/2013, or the Brazilian Clean Company Act, or BCCA, imposing strict liability on companies for corruption acts involving public officials executed by a company's employees. According to the BCCA, companies found guilty of bribery could face fines of up to 20% of their gross annual income (recorded during the year prior to the illicit conduct) or, if gross income cannot be estimated, such fines could range from R$6 thousand to R$60 million. Among other penalties, BCCA’s potential sanctions include the disgorgement of illegally obtained benefits, suspension of corporate operations, asset confiscation and corporate dissolution. However, the scope of the BCCA is limited to administrative and civil penalties, not criminal sanctions.  The adoption of an effective compliance program may be taken into consideration by Brazilian authorities when applying penalties under the BCCA.

Despite the BCCA, Brazil still has a perceived elevated risk of public corruption, which may, to a certain degree, leave us exposed to potential violations of the FCPA or other anti-bribery laws and regulations.  For example, a number of high profile corporate corruption allegations have surfaced, principally since the beginning of 2014. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate—Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.” In that respect, Brazilian authorities currently investigating alleged corruption cases have in the past released a list of companies that had contracted consulting services from a firm part-owned by a former elected government official who has been convicted of corruption and racketeering by Brazil’s highest court.  Years ago, we retained the services of this consulting firm in connection with a specific matter and, thus, have been cited among these consultant’s clients.  We have reviewed our internal control and compliance procedures in relation to these services and have not identified any evidence of misconduct.

Although we have implemented what we understand to be a very robust compliance and anti-corruption program to detect and prevent violations of applicable anti-corruption laws, which includes a strict requirement prohibiting our employees and agents from violating these laws, remains some degree of risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating potential misconduct.  Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and the companies to which we outsource certain of our business operations.  If we are not in compliance with anti-corruption laws, anti-money laundering laws and other laws governing the conduct of business with government entities, including under the FCPA and BCCA, we may be subject to administrative, civil and even criminal penalties and other remedial measures, which could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Another potential fallout from having our name or brands associated with any misconduct is adverse press coverage, which, even if unwarranted or baseless, could damage our reputation, brands and sales.  Therefore, if we become involved in any investigations, subpoenas or other proceedings under the FCPA, the BCCA or other applicable anti-corruption statutes, our business could be adversely affected.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2018. An increase in commodities prices directly affects our consolidated operating costs.  Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2018 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2018	Fluctuation
Aluminum (US$/ton)	2,537.0	1,845.0	2,114.4	37.5%
Sugar (US$ cents/pounds)	15.3	9.9	12.2	54.8%
Corn (US$ cents/bushel)	408.5	330.3	368.2	23.7%
Wheat (US$ cents/bushel)	574.5	416.5	495.6	37.9%
PET (US$/ton)	1,343.5	1,058.1	1,221.5	27.0%

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles.  In particular, 46.6% (R$23.4 billion) of our total net revenues of R$50.2 billion in 2018 came from our foreign subsidiaries.  In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us.  See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and notes 26 and 30 to our audited consolidated financial statements as of and for December 31, 2018, included elsewhere in this annual report, for a description of our material litigation contingencies.  Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.

Our tax contingency has grown in recent years mainly because (1) their principal amount is adjusted on a monthly basis in accordance with the SELIC rate and (2) because of the highly litigious environment in Brazil in connection with tax disputes. Such environment is caused, among other reasons, by the highly complex tax legislation in Brazil, which in many instances reduces certainty of interpretation, as well as impossibility of out of court settlements between the Brazilian IRS and taxpayers. As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company will be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees or bank deposits. We will continue to vigorously defend our position in connection with such disputes and we may take, as we have done in the past, the benefit of tax amnesty programs that from time to time are issued by the Federal or State Governments.

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

In January 2014, one of our wholly-owned subsidiaries acquired from ABI, a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer.  The other 50% equity interest in Bucanero is owned by the Government of Cuba.  We have the right to appoint the general manager of Bucanero.  Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2018, Bucanero sold 1.6 million hectoliters of beer, representing about 1.0% of our total volume of 162.2 million hectoliters for the year. Although Bucanero production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2018.

ABI indirectly held shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2018.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, or the Ambev Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev (formerly Stichting InBev and Stichting Interbrew), or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

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

As a result, the Brazilian government may in the future restrict the conversion and remittance abroad, to ADS holders or holders of Ambev common shares residing outside Brazil, of dividend payments and other shareholder distributions paid in Brazil in reais in respect of the Ambev common shares (including shares underlying the Ambev ADSs).  The likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due, the size of Brazil’s debt service burden relative to the economy as a whole and other factors.  We cannot assure you that the Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in the international capital markets.  For further information on this matter, see “—A. Selected Financial Data—Exchange Controls.”

If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you risk forfeiting Brazilian tax advantages and losing the ability to timely remit foreign currency abroad.

The Ambev ADSs benefit from the foreign capital registration that The Bank of New York Mellon, as depositary of Ambev’s ADS program, or the Depositary, has in Brazil, which permits it to convert dividends and other distributions with respect to the Ambev common shares underlying the Ambev ADSs into foreign currency and remit the proceeds of such conversion abroad. Pursuant to CMN Resolution No. 4,373, in order for an investor to surrender ADSs for the purpose of withdrawing the shares represented thereby and be entitled to trade the underlying shares directly on the B3, the investor is required to appoint a Brazilian financial institution duly authorized by the Central Bank and the CVM to act as its legal representative, who shall be responsible, among other things, for keeping and updating the investors’ certificates of registrations with the Central Bank. If you exchange your Ambev ADSs for the respective Ambev common shares underlying those ADSs, you may be subject to a less favorable tax treatment on gains with respect to these investments.  Moreover, if such representatives fail to obtain or update the relevant certificates of registration, investors may incur additional expenses or be subject to operational delays which could affect their ability to receive dividends or distributions relating to the common shares or the return of their capital in a timely manner. The custodian’s certificate of registration or any foreign capital registration directly obtained by such holders may be affected by future legislative or regulatory changes, and we cannot assure such holders that additional restrictions applicable to them, the disposition of the underlying common shares, or the repatriation of the proceeds from the process will not be imposed in the future.  For a more complete description of Brazilian restrictions on foreign investments and Brazilian foreign investment regulations, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment” and “—A. Selected Financial Data—Exchange Controls.”  For a more complete description of Brazilian tax regulations, including any potential risks regarding the possibility that the sale or disposition of ADSs by a Non-Brazilian Holder may be subject to capital gains tax in Brazil, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations.”

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

We are organized under the laws of Brazil and most of our directors and executive officers, as well as our independent registered public accounting firm, reside or are based in Brazil.  In addition, substantially all of our assets and those of these other persons are located in Brazil.  As a result, it may not be possible for foreign holders of our ADSs to expediently effect service of process upon us or those persons within the United States or other jurisdictions outside Brazil or to efficiently enforce against us or them judgments obtained in the United States or other jurisdictions outside Brazil.  Because judgments of U.S. courts for civil liabilities based upon the U.S. federal securities laws may only be enforced in Brazil if certain formal and procedural conditions are met (including non-violation of Brazilian national sovereignty, public policy and “good morals”), holders of our ADSs may face greater difficulties in protecting their interests in the context of legal, corporate or other disputes between them and us, our directors and/or our executive officers than would shareholders of a U.S. corporation.  In addition, a plaintiff (whether or not Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment.  The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge.  This requirement does not apply to (1) the enforcement of debt instruments or awards, including foreign judgments that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça); (2) counterclaims; and (3) circumstances where the plaintiff or other intervening parties (regardless of citizenship) resides in a country that is a party to a treaty in force in Brazil that establishes that no security, bond or deposit of any kind is required by reason only of their foreign nationality (e.g., the Hague Convention on International Access to Justice).  Furthermore, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to produce effects in Brazil. As to arbitral awards issued in the United States, it is important to note that Brazil has ratified the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (Decree No. 4311/2002), and arbitral awards rendered outside of the Brazilian territory are enforceable if the requirements provided by such treaty are fulfilled, and the arbitral award is previously recognized by the Brazilian Superior Court of Justice.

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

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt one of the leading brewers in Canada, into us.  At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V.  After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev SA/NV) and became our majority shareholder through subsidiaries and holding companies. (see “—The InBev-Ambev Transactions”).

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

Acquisition of Labatt

Pursuant to the incorporação agreement dated March 3, 2004, Labatt Brewing Canada Holding Ltd., or Mergeco, was merged into Old Ambev by means of an upstream merger under the Brazilian Corporation Law, or the Incorporação. Mergeco held 99.9% of the capital stock of Labatt Holding ApS, or Labatt ApS, a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt.  Upon completion of the Incorporação, Old Ambev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt. As consideration for the acquisition of Labatt, Old Ambev issued common and preferred shares to Interbrew N.V./S.A. (as ABI was then called).

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

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI licensed to Quilmes in perpetuity the right to produce and commercialize the Budweiser brand, among other ABI brands, in Argentina upon ABI’s recovery of the distribution rights to such brands from CCU.  The transaction was subject to certain conditions precedent and closed on May 2, 2018. Rothschild acted as our exclusive financial advisor.

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

In June 2018, we concluded the sale of all shares of our subsidiary, Barbados Bottling Co. Limited, a subsidiary that produces and distributes carbonated soft drinks in Barbados, in the amount of US$53 million. We recorded a gain of approximately US$22 million as a result of this transaction.

In December 2018 our Canadian subsidiary Labatt Brewing Company Ltd., entered into a partnership agreement with High Park Farms Ltd., a subsidiary of Tilray, a global pioneer in cannabis production and distribution. Each company intends to invest up to US$50 million. The partnership’s main purpose is to research non-alcoholic beverages containing cannabis extracts for potential commercialization within Canada only.

For further information on these and other acquisitions, divestments and strategic alliances, please see note 1 to our audited financial statements as of and for the year ended December 31, 2018.

B.            Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We currently produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 18 countries across the Americas.

As of December 31, 2018, we conducted our operations through three business segments, as follows:

•         Latin America North, which included our operations in Brazil through two divisions (the beer sales division and the NAB sales division), and our Central America and the Caribbean, or CAC, operations, which in the past we referred to as “HILA-Ex” operations, that as of December 31, 2018 included our operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua) Barbados and Panama;

•         Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile; and

•         Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our three business segments as of December 31, 2018:

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2018		2017		2016
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Latin America North	32,628.1	65.0%	31,086.0	64.9%	28,927.8	63.4%
Brazil	26,814.2	53.4%	26,353.0	55.0%	24,954.6	54.7%
Beer Brazil	23,008.5	45.8%	22,509.3	47.0%	21,173.1	46.4%
NAB	3,805.7	7.6%	3,843.7	8.0%	3,781.5	8.3%
CAC	5,813.9	11.6%	4,733.0	9.9%	3,973.2	8.7%
Latin America South	10,753.9	21.4%	10,769.7	22.5%	10,212.9	22.4%
Canada	6,849.3	13.6%	6,043.5	12.6%	6,461.9	14.2%
Total	50,231.3	100.0%	47,899.3	100.0%	45,602.6	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2018		2017		2016
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Latin America North	114,802.7	72.3%	118,631.8	72.9%	116,632.7	73.0%
Brazil	101,642.9	64.0%	106,360.0	65.3%	106,961.4	66.9%
Beer Brazil	77,784.2	49.0%	80,233.6	49.3%	79,670.1	49.8%
NAB	23,858.8	15.0%	26,126.4	16.0%	27,291.3	17.1%
CAC	13,159.8	8.3%	12,271.8	7.5%	9,671.3	6.1%
Latin America South	33,971.2	21.4%	34,062.0	20.9%	32,934.5	20.6%
Canada	9,942.9	6.3%	10,135.7	6.2%	10,254.5	6.4%
Total	158,716.9	100.0%	162,829.4	100.0%	159,821.6	100.0%

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

•

Drive Smart Affordability: in an effort to offer affordable products in Brazil without sacrificing profitability, we have recently been developing several initiatives to reduce product costs, including in relation to packaging and route-to-market, which in some cases has also led to the development of new brands. For example, during 2018 we launched Nossa and Magnífica beers brewed in the states of Pernambuco and Maranhão, respectively, produced by cassava from local farmers, an ingredient that provides a unique lightness to the beer. We are able to offer these products to consumers at a competitive price point with healthy profit margins, while simultaneously fostering social engagement, promoting the development of the local economy, and enhancing the culture of the states;

•

At Home: by better understanding consumption habits in our consumers’ own homes, we are able to capture significant volume opportunities through new liquids, new packaging or even new selling models, such as Emporiodacerveja.com.br, the biggest beer ecommerce in Brazil.  We believe there is also significant room to enhance the beer category execution in different retail formats and regions in Brazil, delivering convenience to consumers and also increasing the penetration of returnable glass bottles in the off-trade channel, thus driving affordability in a profitable way;

•

Out of Home: having a beer at a boteco, a traditional type of bar in Brazil, continues to be a strong part of Brazilian culture and part of Brazilian consumers’ day-to-day lives.  We deliver our brands to almost one million points of sale in Brazil, mainly botecos, through our unique distribution system, always looking for ways to improve our execution and better serve our clients.  Along with that, we are constantly seeking ways to perfect the “out-of-home” experience to consumers;

•

Excellence in Client Services: as a service-oriented company, we acknowledge that enhancing our relationship with our clients is an important lever to drive sustainable growth and, thus, a consistent evolution of our route to market and of our service level is at the core of our priorities. Pursuing this excellency, our B2B platform, Parceiro Ambev, has become one of the largest e-commerce channels in Brazil, offering the clients a convenient buying experience, in addition to being a new communication channel for our clients;

•

Better World: We dream of bringing people together for a better world. This dream begins at the moment of celebration involving our beverages and is translated across six fronts where we believe we can contribute and make a greater social impact in relation to: (1) water, (2) climate action, (3) agriculture, (4) circular packaging, (5) entrepreneurship and (6) smart drinking. To track such impact, we have designed a platform with specific targets to be achieved by 2025. We are proud of our recent accomplishments in relation to our “Better World” initiatives. For instance, in relation to the water pillar, we launched AMA, a mineral water, in 2017, with 100% of the profits from this product applied to improve access to potable water in the semi-arid region of Brazil; such initiative has already benefited more than 25,000 people. In relation to our “smart drinking” endeavors, we have undertaken  road safety projects in partnership with the State of São Paulo and the Federal District government to develop a traffic accident information management system, allowing the relevant authorities to make better informed decisions. Regarding our commitment to entrepreneurship, we have developed the VOA program, which helps NGOs to optimize their processes, budgets and also manage people and careers.

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

	2018 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Latin America North	23.9%	23.2%	23.7%	29.3%
Brazil	24.1%	23.0%	23.5%	29.5%
Beer Brazil	24.3%	22.8%	23.0%	29.9%
NAB	23.5%	23.5%	24.9%	28.2%
CAC	22.1%	24.8%	25.5%	27.6%
Latin America South	28.3%	20.8%	21.9%	29.0%
Canada	19.3%	29.2%	28.6%	22.8%
Total	24.5%	23.0%	23.6%	28.8%

Description of the Markets Where We Operate

Latin America North

Brazil

The Brazilian Beer Market

In Brazil, the two main packaging presentations are standardized, returnable 600-milliliter glass bottles sold in bars for on-premise consumption and 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2018 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major brands: Skol, Brahma and Antarctica.  Our closest competitors in Brazil are: Heineken, particularly following its May 2017 acquisition of Brasil Kirin operations, and Cervejaria Petrópolis.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale.  Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 149 operations, and (2) our proprietary direct distribution system, involving more than 104 distribution centers  spanned over most Brazilian regions.  We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system.  See “—Business Overview—Business Strategy.”

Near-Beer

Some of our products stretch beyond typical beer consumption occasions, such as Skol Beats Senses, Skol Beats Spirit and Skol Beats Secret, which are sweeter beverages with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer. In 2018, the Skol Beats family accounted for 0.4% of our total beer volume in Brazil, while, according to our estimates, Brahma 0.0% is the leader in the Brazilian non-alcoholic beer segment and represents another 1.1% of our total beer volumes in the country.

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices and ready-to-drink teas.  The CSD segment is the most significant to our business representing approximately 94% of the volumes of our NAB unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 50% of the market in 2018), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in two-liter non-returnable PET bottles for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

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

ZX Ventures

ZX Ventures is our growth and innovation arm whose mandate is to invest in and develop new products and businesses that address emerging consumer needs. We seed, launch and scale new products that deliver customer experiences, from services that step-change convenience to rethinking delivery.

ZX Ventures operations are adjacent to our core beer business including eCommerce, craft (including our brands Colorado, Wäls and Patagonia) and specialty beer, and brand experience.

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the returnable, 12 ounce and 1-liter glass bottles, and the 12 ounce and the 16 ounce cans.  Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 3.98 million hectoliters in 2018.

In El Salvador, Honduras and Nicaragua, we are currently selling imported brands, and our main packaging presentation is the returnable one-liter glass bottle.

Specifically in Nicaragua, our main competitor is Compañía Cervecera de Nicaragua, the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all of these markets, beer is predominantly sold in returnable bottles through small retailers.  We sell our Brahva, Brahva Gold, Extra, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands in Central America, which are distributed through the CBC distribution system, jointly with CBC’s CSD portfolio.

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador.  In exchange, ABI has agreed to transfer SAB’s Panamanian business to us.  We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. The main packaging presentation are 285-milliliter bottles and 355-milliliter cans and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. The main competitor in the Panamanian beer market is Baru.  According to our estimates, the total annual sales volume of the Panamanian beer market was 3.3 million hectoliters in 2018.  Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed.  In Panama, the annual sales volume of the CSD market was 2.7 million hectoliters in 2018.

In May 2018, our board of directors approved the distribution, sale and marketing of the brand Budweiser in Panama.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12 ounce can. Our main competitor in Cuba is State Brewery. We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 2.72 million hectoliters in 2018.

In the Dominican Republic, the annual sales volume of the beer market was 4.33 million hectoliters in 2018, according to our estimates.  The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores.  We currently lead the beer market in the Dominican Republic after our acquisition of CND, with leading portfolio brands such as Presidente, Brahma Light, Presidente Light, Bohemia, The One, Corona, Stella Artois and Budweiser.Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.16 million hectoliters in 2018, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 6.0 million hectoliters in 2018.  The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low price strategy.  We are currently the third player in that market.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola and Seven Up all of which are marketed under an exclusive bottling agreement with PepsiCo.  Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

In Barbados, the sales volume of the CSD market was 0.25 million hectoliters in 2018, according to our estimates. Prior to our sale of Barbados Bottling Co. Ltd, a wholly owned subsidiary of BHL, in June 2018, Barbados Bottling Co. Ltd. was the market leader for CSD, according to our estimates.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

We serve more than 320 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 20.3 million hectoliters in 2018.  With a population of approximately 44 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 36% of our beer volume is distributed directly by us and 64% is distributed through exclusive third-party distributors.  Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 71% of our sales in 2018.

According to our estimates, on-premise consumption represented 8.1% of beer volumes in Argentina in 2018, and supermarkets sales represented 16% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Clásica, Brahma and Stella Artois. According to Nielsen, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2018, annual sales volume of the Argentine CSD market was 43.8 million hectoliters.  In Argentina, 53% of our CSD volume is distributed directly by us and 47% is distributed through exclusive third-party distributors.  Non-returnable bottles represented 84% of our CSD sales in Argentina in 2018.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi-Cola and Seven-Up.  According to Nielsen, we were second in the Argentine CSD market in 2018, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.3 million hectoliters in 2018.  The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 12% of our beer volumes is directly distributed by us and 88% is distributed through exclusive third-party distributors.  Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 50% of our sales in 2018.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari.  We are the leading beer producer in Bolivia, according to Nielsen.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2018, the annual sales volume of the Bolivian CSD market was 8.7 million  hectoliters. Of our total CSD volumes in Bolivia in 2018, 57% was directly distributed by us and 43% was distributed through exclusive third-party distributors, while 99% of our CSD sales in that country in 2018 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 9.5 million hectoliters in 2018.  Beer consumption in Chile has increased every year since 2009, except for 2017.  Our most important beer brands in Chile are Becker, Corona, Budweiser, Báltica and Stella Artois.

We are the second beer producers in Chile, according to Nielsen, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 4.3 million hectoliters in 2018, excluding contraband.

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

In Paraguay, 69% of our beer volumes is directly distributed by us and 31% is distributed through exclusive third-party distributors.  Our main package presentation in Paraguay is the can, which accounted for 52% of our sales in 2018.

Our most important beer brands in Paraguay are Brahma, Pilsen and Ouro Fino, with a leader market position in the country in 2018, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.0 million hectoliters in 2018.  Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 24% of our beer volumes is directly distributed by us and 76% is distributed through exclusive third-party distributors.  Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 64% of our sales in 2018.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader market position in 2018, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2018, the annual sales volume of the Uruguayan CSD market was 0.8 million hectoliters.

In Uruguay, 38% of our CSD volume is directly distributed by us and 62% is distributed through exclusive third-party distributors.  Non-returnable bottles accounted for 90% of our sales in that country in 2018.  Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

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

Our main brands in Canada are Budweiser, Bud Light and Michelob Ultra (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee.  Our distribution system in Canada is structured in different ways across the country, as further explained below.

In January 2016, we, through our subsidiaries, acquired Mark Anthony Group’s ready-to-drink (RTD), cider and craft beer business in the Canadian market, and in April 2016, a subsidiary of Labatt Brewing Company Limited, one of our wholly-owned subsidiaries, acquired Archibald Microbrasserie, known for its local beers and seasonal specialties.

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

Barley and Malt

Malt is widely available and our requirements are met by domestic and international suppliers as well as our own malting facilities.  In the case of our beer operations in Brazil, approximately 75% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

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

Guaraná Berries

We have a 1,070 hectare farm that provides us with 25 tons of guaraná seeds (berries) per year, or about 10.0% of our requirements, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil.  The focus of our own farm is to provide Guaraná seedlings for local producers and promote the sustainable cultivation of Guaraná in the Amazon Region.  Approximately 40 thousand seedlings are donated per year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others.  The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional sourcing entity. We use sugar in our CSD products mainly in Brazil, Argentina, Bolivia, Uruguay, and Dominican Republic.  We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs.  See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Juices

Orange, lemon, grape, apple, and other juices are purchased in Brazil. We also use lemon and grapefruit juices in our CSD products in Argentina and Uruguay. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, San Miguel, Golden and Tecnovin.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit-flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard, and other materials.  We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum and some other packaging materials prices on our production costs; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”. We also set a fixed price for the period in accordance with the prevailing macroeconomic conditions for some materials.

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015.  This unit’s capacity is of approximately 240 thousand tons of glass and in 2018 such unit attended to more than 50% of our glass needs.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased regionally, and PET pre-forms are principally purchased regionally by both local and global companies. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus (Arosuco).  These producers also supply some of our other Latin American operations

Regulation

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

•	in some provinces in Canada the off-trade is restricted to government-owned or licensed stores. See “—Business Overview—Description of the Markets Where We Operate—Canada - Labatt”; and
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

Licenses

Pepsi

We have had a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea.  We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic.  In 2018, sales volumes of PepsiCo products represented approximately 32% of our total NAB sales volumes in Brazil, nearly 64% of our total NAB sales volumes in the Dominican Republic and 95% of our NAB sales volumes in Argentina, Bolivia and Uruguay.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes.  The agreements expire in January 2098 and are renewable by either party for a second term of 100 years.  In 2018, the ABI brands sold by Labatt represented approximately 60% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

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

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of sales tax charged on our beer products in 2018, represented as a percentage of gross sales, was: 44.4% in Brazil; 22% in Canada; 21% in Central America; 43% in the Dominican Republic; 2% in Cuba; 6% in Barbados; 27.2% in Argentina; 35.2% in Bolivia; 23.8% in Chile; 12% in Paraguay; and 30.5% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax.  The amount of taxes charged on our NAB products in 2018, represented as a percentage of gross sales, was: 37.9% in Brazil; 15.0% in the Dominican Republic; 18.5% in Argentina; 27.0%  in Bolivia; and 30.9% in Uruguay.

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

In 2012, the following six Brazilian states increased their rates for ICMS Value-Added Tax applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso, Bahia and the Federal District.  In addition, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which will become effective in early 2019.

In May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 changing the IPI taxation applicable on transactions with concentrate units, consequently reducing the value of the IPI presumed credits registered by Ambev on acquisitions from companies located in the Manaus Free Trade Zone from 20% to 4%. Due to the severe effects of such change, the Brazilian Federal Government enacted Decree No. 9,514/2018 to make a gradual change of the IPI taxation, as follows: (1) taxation of 12% in the first half of 2019; (2) taxation of  8% in the second half of 2019; and (3) taxation of 4% from 2020 onwards.

C.            Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2018.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of December 31, 2018.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families.  For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders —Ambev Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly.  We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units.  The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2018 based on total share capital owned.

Organizational Structure

D.            Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2018, our aggregate beer and CSD production capacity was 270.1 million hectoliters per year. In 2018, the total production at the facilities set forth below was equal to 154.4 million hectoliters.

The following is a list of our principal production facilities as of December 31, 2018:

Latin America North
Plant	Type of Plant
Brazil
Agudos, São Paulo	Beer
Equatorial, Maranhão	Beer
Jacareí, São Paulo	Beer
Lages, Santa Catarina	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Mixed
Uberlândia, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Ponta Grossa, Paraná	Beer
Wals/Belo Horizonte, Minas Gerais	Beer
Colorado/Ribeirão Preto, São Paulo	Beer
Águas Claras, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cebrasa, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
Cachoeiras de Macacu, Rio de Janeiro	Soft drinks
Itapissuma, Pernambuco	Mixed
Nova Rio, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Águas Claras do Sul, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Curitibana, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
CAC
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Cympay, Uruguay	Malt
Musa, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Cochabamba, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
Buenos Aires South, Argentina	Soft Drinks and Juices
Tucuman, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Llavallol, Argentina	Malt
Acheral, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Bolivia	Cans
Bariloche Craft Beer, Argentina	Beer

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2018, 2017 and 2016 and for the three years ended December 31, 2018 in reais and in accordance with IFRS as issued by the IASB.

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

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on January 1, 2018:

•         IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement for periods beginning after January 1, 2018, introduces new requirements for the classification of financial assets, that depends on the entity's business model and the contractual characteristics of the cash flow of the financial instruments; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9 also removes the volatility in the result caused by changes in the credit risk of liabilities determined to be measured at fair value. We have applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning January 1, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements under IAS 39. We performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially our financial position, financial performance or risk management activities.

•         IFRS 15 Revenue from Contracts with Customers requires that the revenue recognition be done depict the transfer of goods or services to customers on amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. The new standard for periods beginning on after January 1, 2018 result in more and enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively  (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. We have applied IFRS 15 Revenue from Contracts with Customers as of the effective date, January 1, 2018, in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity, in Retained earnings, at the date of initial application without the restatement of prior periods. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the Retained earnings by R$355,383, to reflect the changes in accounting policies related to certain rebates granted to customers that, in accordance whit the IFRS 15, should be tied to the transaction price underlying 2017 revenue.

•         IFRS 16 Leases (effective from annual periods beginning on or after January 1, 2019) replaces the current lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, we will amend the consolidated cash flow statement presentation, to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities. For short-term leases and leases of low value assets, we will continue to recognize a lease expense on a straight-line basis as permitted by IFRS 16. We as a lessor will continue to classify leases as either finance leases or operating leases and account for those two types of leases differently. We have chosen the full retrospective application of IFRS 16 and, consequently, will restate the comparative information in the 2019 financial statements. In addition, we will apply the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before January 1, 2019. We have assessed the estimated impact that the initial application of IFRS 16 will have on its consolidated financial statements. On transition to IFRS 16, we estimate that we will recognize R$1,547.4 of right-of-use assets and R$1,670.1 of lease liabilities, recognizing the difference in retained earnings. When measuring lease liabilities, the company discounted lease payments using incremental borrowing rates as of January 1, 2019. The weighted average rate applied is 12.5%.

Financial statements in hyperinflationary economies

Hyperinflation accounting as prescribed by IAS 29 stipulates that non-monetary assets and liabilities, equity and income statement of subsidiaries operating in hyperinflationary economies must be adjusted to reflect changes in the general purchasing power of the local currency applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, must be stated in terms of the measuring unit current at the end of the reporting period and translated into Brazilian real at the period closing exchange rate.

In July 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29.

Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint arrangements. Goodwill is determined as the excess (1) of the consideration paid; (2) of the amount of any non-controlling interests in the acquiree (when applicable); and (3) of the fair value, at acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired at the date of acquisition. All business combinations are accounted for by applying the purchase method.

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

Predecessor basis of accounting

In accordance with IAS 8, we adopted the predecessor basis of accounting to record the carrying amount of assets received (as recorded by the parent company), which we believe is consistent with United States Generally Accepted Accounting Principles (USGAAP) and United Kingdom Generally Accepted Accounting Principles (UKGAAP).

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value at the transfer date. If the book value of assets and liabilities transferred by the parent are different from the historical cost registered by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent against equity (Other Comprehensive Income).

Swap of assets

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company, i.e. - above the level of our consolidated financial statement – we assess the existence of (1) conflict of interests and (2) economic substance and purpose. Following such evaluation, we adopt as a policy the concepts of IAS 16 in order to provide adequate visibility and fair impact on the amount of the distributable results to our shareholders, especially non-controlling interests. This policy also includes assets acquired through the swap of non-cash assets, or swap with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless (1) the swap transaction is not commercial in nature, or (2) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured through this way even if the assignor entity cannot immediately exclude the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined by the book value of the assigned asset.

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

We manage defined benefit, defined contribution plans, medical and dental assistance for employees of its companies located in Brazil and in its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

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

Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of when: (1) the settlements / curtailments occurs, or (2) we recognize related restructuring or termination costs, unless those changes are conditioned to the employee’s continued employment, for a specific period of time (the period in which the right is acquired). In such case, the past services costs are amortized using the straight-line method during the period in which the right was acquired.

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

Other Post-Employment Obligations

We and some of our subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination Benefits

Termination benefits are recognized as an expense at the earlier of: (1) when we are demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, and (2) when we recognize costs for a restructuring.

Deferred and Current Income Tax and Social Contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in comprehensive income or equity account (except interest on shareholder’s equity – see note 3(p) to our consolidated financial statements).

The current tax expense is the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (1) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and (2) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2018, 2017 and 2016 was 29.9%, 29.2% and 30.2%, respectively. For the years ended December 31, 2018, 2017 and 2016, our IFRS effective tax rate was 13.6%, 39.3% and 2.4%, respectively.

The main events that impacted the effective tax rate in 2018 were:

•

government subsidies on sales taxes: we have state tax incentives within certain local manufacturing that when reinvested are not taxed for income tax purposes, which explains the impact in the effective tax rate. The amounts above are impacted by fluctuations in production volumes, pricing and eventual fluctuations in state taxation rates;

•

deductible interest on net equity: under Brazilian law, companies have the option to distribute interest on equity, or JCP, calculated based on the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation; in 2018, we distributed approximately R$5,031 million as interest on equity, of which R$5,031 million was deductible, resulting in a tax impact of approximately R$1,710 million;

•

results from intercompany transactions: we make adjustments to reflect the tax scenario in countries in which some of Ambev’s subsidiaries are located and with whom Ambev has intercompany loan agreements. The non-taxability of the income arising from those countries is reflected in the effective tax rate; and

•

foreign income tax complement from offshore subsidiaries: in accordance with Law No. 12,973, we make adjustments to reflect the application of tax credits in relation to profits generated from consolidated and non-consolidated subsidiaries abroad, outside of Brazil.

Financial Instruments and Hedge Accounting

We use financial instruments to implement our risk management strategy and policies. Derivatives are generally used to mitigate the impact of foreign currencies, interest rates, equity prices and commodity prices on our performance. Our financial risk management policy prohibits the use of derivatives when not related to the company’s core business.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

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

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and until December 31, 2016, Colombia, Ecuador and Peru.
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2018	2017	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	158,716.9	162,829.4	(2.5)
Net sales	50,231.3	47,899.3	4.9
Net revenue per hectoliter—R$/hl	316.5	294.2	7.6
Cost of sales	(19,269.6)	(18,041.8)	6.8
Gross profit	30,961.7	29,857.5	3.7
Gross margin (%)	62%	62%
Sales, marketing and distribution expenses	(12,466.0)	(11,915.5)	4.6
Administrative expenses	(2,367.2)	(2,623.8)	(9.8)
Other operating income/(expenses)	947.3	1,217.3	(22.2)
Exceptional items	(86.4)	(108.7)	(20.5)
Income from operations	16,989.4	16,426.8	3.4
Operating margin (%)	34%	34%
Net income	11,377.4	7,850.5	44.9
Net margin (%)	23%	16%

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(38.4)	(37.7)
Gross profit	61.6	62.3
Sales, marketing and distribution expenses	(24.8)	(24.9)
Administrative expenses	(4.7)	(5.5)
Other operating income/(expenses)	1.9	2.5
Exceptional items	(0.2)	(0.2)
Income from operations	33.8	34.3

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018					2017
	Brazil(1)	CAC(1)	LAS	Canada	Total	Brazil(1)	CAC(1)	LAS	Canada	Total
	(in R$ million)
Net sales	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3
Cost of sales	(10,024.8)	(2,560.2)	(4,269.7)	(2,415.0)	(19,269.6)	(9,889.5)	(2,045.6)	(4,122.6)	(1,984.2)	(18,041.8)
Gross profit	16,789.4	3,253.8	6,484.2	4,434.3	30,961.7	16,463.6	2,687.4	6,647.2	4,059.4	29,857.5
Sales, marketing, distribution and administrative expenses	(8,269.5)	(1,470.9)	(2,577.7)	(2,515.1)	(14,833.2)	(8,473.4)	(1,330.0)	(2,483.7)	(2,252.2)	(14,539.3)
Other operating income/ (expenses)	965.0	20.1	(24.6)	(13.1)	947.3	1,092.7	77.8	41.2	5.6	1,217.3
Exceptional items	(43.7)	62.5	(88.4)	(16.8)	(86.4)	(33.0)	(23.1)	(41.3)	(11.3)	(108.7)
Income from operations	9,441.2	1,865.3	3,793.5	1,889.4	16,989.4	9,049.9	1,412.1	4,163.3	1,801.5	16,426.8

(1)     The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales increased by 4.9% in 2018, to R$50,231.3 million from R$47,899.3 million in 2017, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2018		2017
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Latin America North	32,628.1	65.0%	31,086.0	64.9%	5.0%
Brazil	26,814.2	53.4%	26,353.0	55.0%	1.8%
Beer Brazil	23,008.5	45.8%	22,509.3	47.0%	2.2%
NAB	3,805.7	7.6%	3,843.7	8.0%	-1.0%
CAC	5,813.9	11.6%	4,733.0	9.9%	22.8%
Latin America South	10,753.9	21.4%	10,769.7	22.5%	-0.1%
Canada	6,849.3	13.6%	6,043.5	12.6%	13.3%
Total	50,231.3	100.0%	47,899.3	100.0%	4.9%

	Sales Volumes Year Ended December 31,
	2018		2017
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Latin America North	114,802.7	72.3%	118,631.8	72.9%	(3.2)%
Brazil	101,642.9	64.0%	106,360.0	65.3%	(4.4)%
Beer Brazil	77,784.2	49.0%	80,233.6	49.3%	(3.1)%
NAB	23,858.8	15.0%	26,126.4	16.0%	(8.7)%
CAC	13,159.8	8.3%	12,271.8	7.5%	7.2%
Latin America South	33,971.2	21.4%	34,062.0	20.9%	(0.3)%
Canada	9,942.9	6.3%	10,135.7	6.2%	(1.9)%
Total	158,716.9	100.0%	162,829.4	100.0	(2.5)%

	Net Revenue per Hectoliter Year Ended December 31,
	2018	2017	% Change
	(in R$, except percentages)
Latin America North	284.2	262.0	8.5%
Brazil	263.8	247.8	6.5%
Beer Brazil	295.8	280.5	5.4%
NAB	159.5	147.1	8.4%
CAC	441.8	385.7	14.5%
Latin America South	316.6	316.2	0.1%
Canada	688.9	596.3	15.5%
Total	316.5	294.2	7.6%

Latin America North Operations

Brazilian Operations

Total net sales from our Brazilian operations increased by 1.8% in 2018, to R$26,814.2 million from R$26,353.0 million in 2017.

Our net sales of beer in Brazil increased by 2.2% in 2018, to R$23,008.5 million from R$22,509.3 million in 2017 mainly as a consequence of a 5.4% increase in net revenue per hectoliter in 2018, reaching R$295.8 that year as a result of our revenue management initiatives and price increases. This result was partially offset by a 3.1% decrease in sales volume, mainly due to the continuing impact of the adverse macroeconomic environment and an overall retraction of the Brazilian beer market, primarily explained by (1) adverse weather conditions during the Brazilian summer months, particularly in the first quarter of 2018; (2) the continued effects of a high unemployment rate; (3) the slow growth of disposable income; (4) low consumer confidence; and (5) the disruptive effects of the nationwide Brazilian truck drivers’ strike in May and June of 2018 interrupting supply chains and resulting in shortages of food and fuel.

Our net sales of NAB in Brazil decreased by 1.0% in 2018, to R$3,805.7 million from R$3,843.7 million in 2017 mainly due to a 8.7% decrease in sales volume, reflecting an overall shrinkage of Brazilian soft drinks industry, primarily driven by (1) the continued effects of a high unemployment rate; (2) the slow growth of disposable income; (3) low consumer confidence; and (4) the disruptive effects of the nationwide Brazilian truck drivers’ strike in May and June of 2018. This decrease was offset by a 8.4% increase in net revenue per hectoliter mainly due to our revenue management initiatives.

CAC Operations

Net sales from our CAC operations increased by 22.8% in 2018, to R$$5,813.9 million from R$4,733.0 million in 2017, mainly driven by (1) a 7.2% increase in sales volume, primarily reflecting better sales in most of the Central America and the Caribbean countries where we operate and (2) higher net revenue per hectoliter. Net revenue per hectoliter increased by 14.5% in 2018, reaching R$441.8 that year, as our revenue management initiatives were positively impacted from currency translation due to the appreciation of local currencies in relation to the real during the period.

Latin America South Operations

Net sales from our Latin America South operations decreased by 0.1% in 2018, to R$10,753.9 million from R$10,769.7 million in 2017, mainly due to (1) a 0.3% decrease in volume sold, which was primarily driven by the adverse hyperinflationary macroeconomic conditions in Argentina that had a negative impact on consumption in this country and (2) the negative currency translation due to the weakening of the Argentine peso over the period, which led to a negative impact of R$557.8 million on net revenue. Such decreases were offset by strong volume performance in other key markets in the region outside of Argentina, such as in Bolivia and Chile. Net revenue per hectoliter increased only by 0.1% in 2018, reaching R$316.6 that year, as the positive impact of our revenue management initiatives was largely offset by the impact of the Argentine peso devaluation.

Canada Operations

Net sales from our Canadian operations increased by 13.3% in 2018, to R$6,849.3 million from R$6,043.5 million in 2017. The result was mainly due to (1) an increase in net revenue per hectoliter by 15.5%, reaching R$688.9 in 2018, (2) the positive impact from currency translation reflecting the appreciation of the Canadian dollar relative to the real over the period and (3) a favorable brand mix, which was partially offset by excise taxes increases coupled with a 1.9% decrease in sales volume reflecting the overall contraction of the Canadian beer industry in 2018 driven in part by unfavorable weather conditions.

Cost of Sales

Cost of sales increased 6.8% in 2018, to R$19,269.6 million from R$18,041.8 million in 2017. As a percentage of our net sales, total cost of sales increased to 38.4% in 2018 from 37.7% in 2017.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2018	2017	% Change
	(in R$, except percentages)
Latin America North	109.6	100.6	9.0%
Brazil	98.6	93.0	6.1%
Beer Brazil	105.7	98.4	7.4%
NAB	75.5	76.3	(1.1)%
CAC	194.5	166.7	16.7%
Latin America South	125.7	121.0	3.8%
Canada	242.9	195.8	24.1%
Total	121.4	110.8	9.6%

Latin America North Operations

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 1.4% in 2018, to R$10,024.8 million from R$9,889.5 million in 2017. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 6.1% in 2018, to R$98.6 from R$93.0 in 2017.

Cost of sales for our Brazilian beer operations increased by 4.2% in 2018, to R$8,222.9 million from R$7,895.1 million in 2017, mainly explained by (1) an increase in hedged commodities prices on the purchase of raw materials, especially aluminum in 2017, impacting costs in 2018, and (2) the appreciation of the real in 2017, impacting our costs in 2018. The impact of fluctuations of the local currency against the dollar and of commodity prices are typically postponed to the subsequent period as our policy is to hedge operational transactions reasonably expected to occur within a designated period of approximately 12 months from the current month. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 7.4%, to R$105.7 in 2018 from R$98.4 in 2017, mainly as result of the same factors.

Cost of sales for our Brazilian NAB segment decreased by 9.7% in 2018, to R$1,801.9 million from R$1,994.4 million in 2017, mainly due to (1) decreased costs associated with lower sales volumes, and (2) a favorable impact resulting from hedged commodities prices and the foreign exchange, for the same reasons described above in relation to our hedging policy for our Brazilian beer operations in 2017, specifically related to lower sugar prices in 2017 and the appreciation of the real in 2017.  The cost of sales per hectoliter decreased by 1.1% in 2018, totaling R$75.5 from R$76.3 in 2017, mainly as result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased by 25.2% in 2018, to R$2,560.2 million from R$2,045.6 million in 2017 in line with the corresponding increase in our net sales over the same period, due mainly to (1) increased costs associated with higher sales volumes, (2) increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, and (3) the currency translation impact due to the strengthening of local currencies, primarily the peso, in the Dominican Republic, and the dollar, in Panama, in relation to the real during the period. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 16.7% in 2018, to R$194.5 from R$166.7 in 2017, mainly as a result of the same factors.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 3.6%  in 2018, to R$4,629.7 million in 2018 from R$4,122.6 million in 2017 mainly due to higher inflation in Argentina in 2018 and higher commodities prices, especially aluminum in 2017, impacting our costs in 2018. Such impacts were partially offset by (1) the positive impact of currency translation reflecting the depreciation of the Argentine peso over the period, and (2) the positive impact of the application of hyperinflation accounting in Argentina. On a per hectoliter basis, our cost of sales for our Latin America South operations increased by 3.8% in 2018, to R$125.7 from R$121.0 in 2017, mainly as a result of the same factors.

Canada Operations

Cost of sales for our Canadian operations increased by 21.7% in 2018, to R$2,415.0 million from R$1,984.2 million in 2017, mainly due to (1) the negative impact of currency translation reflecting the strengthening of the Canadian dollar in relation to real over the period, (2) an increase in hedged commodity prices, especially aluminum in 2017, impacting costs in 2018, which was partially offset by a 1.9% decrease in sales volume over the period. Cost of goods sold per hectoliter increased by 24.1% in 2018, to R$242.9 in 2018 from R$195.8 in 2017, mainly as a result of the same factors.

Gross Profit

As a result of the foregoing, gross profit increased by 3.7% in 2018, to R$30,961.7 million from R$29,857.5 million in 2017. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2018			2017
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	20,043.2	64.7%	61%	19,151.0	64.1%	62%
Brazil	16,789.4	54.2%	63%	16,463.6	55.1%	62%
Beer Brazil	14,785.6	47.8%	64%	14,614.3	48.9%	65%
NAB	2,003.9	6.5%	53%	1,849.3	6.2%	48%
CAC	3,253.8	10.5%	56%	2,687.4	9.0%	57%
Latin America South	6,484.2	20.9%	60%	6,647.2	22.3%	62%
Canada	4,434.3	14.3%	65%	4,059.4	13.6%	67%
Total	30,961.7	100.0%	62%	29,857.5	100.0%	62%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 2.0% in 2018, to R$14,833.2 million from R$14,539.3 million in 2017. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Latin America North Operations

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil decreased by 2.4% in 2018, to R$8,269.5 million from R$8,473.4 million in 2017.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations decreased by 2.9% in 2018, to R$7,173.3 million from R$7,390.9 million in 2017, primarily due to (1) decreased administrative expenses, driven by lower variable compensation accruals, which offset inflation, (2) lower sales and marketing expenses due to efficiency gains, and (3) slightly lower depreciation, which was partially offset by inflation-increases in distribution expenses.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 1.3% in 2018, to R$1,096.2 million from R$1,082.5 million in 2017, mainly due to (1) higher sales and marketing expenses as we continued to invest in our brands, and (2) slightly higher distribution expenses, mainly driven by inflation, which was partially offset by lower depreciation and a decrease in administrative expenses, mainly due to lower variable compensation accruals.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 10.6% in 2018, to R$1,470.9 million from R$1,330.0 million in 2017, reflecting (1) the corresponding increase in sales volumes, (2) the currency translation effects driven by the appreciation of local currencies, primarily the Dominican peso, and the U.S. dollar, in Panama, in relation to real over the period, and (3) higher distribution expenses, mainly driven by inflation and increased sales volumes, which were partially offset by efficiency gains in sales, marketing and administrative expenses.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 3.8% in 2018, to R$2,577.7 million from R$2,483.7 million in 2017, primarily driven by higher inflation in the region, which was partially offset by the positive currency translation effect resulting from the depreciation of the Argentine peso over the period coupled with the impact from the application of hyperinflation accounting for our Argentine subsidiaries.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 11.7% in 2018, to R$2,515.1 million from R$2,252.2 million in 2017, mainly as a result of a negative currency translation effect resulting from the appreciation of the Canadian Dollar over the period, which more than offset lower sales and marketing and administrative expenses.

Other Operating Income (Expense)

Other net operating income decreased by 22.2% in 2018, to R$947.3 million from R$1,217.3 million in 2017, mainly explained by (1) a decline in government grants related to state VAT long-term tax incentives in Brazil, due to the lower volumes and revenue geographic mix and (2) losses on disposal of property, plant and equipment and intangible assets, as the retroactive application of hyperinflation accounting in Argentina to January 1, 2018 resulted in the restatement of fixed asset values and higher losses on disposal.

Exceptional Items

Exceptional items amounted to a R$86.4 million expense in 2018 compared to a R$108.7 million expense recorded in 2017. The expenses recorded in 2018 were mainly in connection with restructuring costs, primarily linked to sizing projects in Brazil, with blueprint review due to optimization of Full Time Equivalent (FTE), such as the closing of distribution centers, and with centralization and sizing projects in Latin America South,  in the context of the agreement with ABI to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions— Ambev and ABI - Quilmes Perpetual Licensing Agreement.”

Income from Operations

As a result of the foregoing, income from operations increased by 3.4% in 2018, to R$16,989.4 million from R$16,426.8 million in 2017.

Net Finance Cost

Our net finance cost increased by 9.4% in 2018, to R$3,823.4 million from R$3,493.9 million in 2017. This result is mainly explained by (1) higher losses on derivative instruments mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Brazil and Argentina and by non-cash expenses related to negative results of equity swaps, and (2) losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso.

The above effects were partially offset by (1) a positive impact resulting from the application of hyperinflationary accounting as prescribed by IAS 29, since the effect of the adjustment for cumulative inflation, from January 1, 2018,  of non-monetary assets on the balance sheet of our operatons in Argentine was reported in a dedicated account in the finance results, and (2) lower interest expenses and higher interest income, as our total year-end indebtedness decreased by R$130.3 million in 2018, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$1,112.3 million in 2018.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$1,789.6 million in 2018 from R$5,079.3 million in 2017. The effective tax rate in 2018 was 13.6%, compared to 39.3% in the previous year. Such decrease in our effective tax rate in 2018 was primarily due to the non-recurring impact observed in 2017, related to our participation in the Brazilian Federal Tax Regularization Program (PERT), which involved payment of tax contingencies that were under dispute on favorable terms, including contingencies related to corporate income tax, with no corresponding impact in 2018.

Net Income

As a result of the foregoing, net income increased by 44.9% in 2018, to R$11,377.4 million from R$7,850.5 million in 2017.

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

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, and until December 31, 2016, Colombia, Ecuador and Peru.
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2017	2016	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	162,829.4	159,821.6	1.9%
Net sales	47,899.3	45,602.6	5.0%
Net revenue per hectoliter—R$/hl	294.2	285.3	3.1%
Cost of sales	(18,041.8)	(16,678.0)	8.2%
Gross profit	29,857.5	28,924.6	3.2%
Gross margin (%)	62%	63%
Sales, marketing and distribution expenses	(11,915.5)	(12,010.5)	(0.8%)
Administrative expenses	(2,623.8)	(2,166.1)	21.1%
Other operating income/(expenses)	1,217.3	1,223.1	(0.5%)
Exceptional items	(108.7)	1,134.3	(109.6%)
Income from operations	16,426.8	17,105.4	(4.0%)
Operating margin (%)	34%	38%
Net income	7,850.5	13,083.4	(40.0%)
Net margin (%)	16%	29%

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

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment, and business operations of Latin America North, for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017					2016
	Brazil(1)	CAC(1)	LAS	Canada	Total	Brazil(1)	CAC(1)	LAS	Canada	Total
	(in R$ million)
Net sales	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3	24,954.6	3,973.2	10,212.9	6,461.9	45,602.6
Cost of sales	(9,889.5)	(2,045.6)	(4,122.6)	(1,984.2)	(18,041.8)	(9,071.8)	(1,798.6)	(3,685.4)	(2,122.2)	(16,678.0)
Gross profit	16,463.6	2,687.4	6,647.2	4,059.4	29,857.5	15,882.8	2,174.6	6,527.5	4,339.7	28,924.6
Sales, marketing, distribution and administrative expenses	(8,473.4)	(1,330.0)	(2,483.7)	(2,252.2)	(14,539.3)	(8,084.5)	(1,038.3)	(2,697.4)	(2,356.4)	(14,176.6)
Other operating income/ (expenses)	1,092.7	77.8	41.2	5.6	1,217.3	1,274.1	9.6	(39.0)	(21.6)	1,223.1
Exceptional items	(33.0)	(23.1)	(41.3)	(11.3)	(108.7)	1,196.7	(13.5)	(41.5)	(7.4)	1,134.3
Income from operations	9,049.9	1,412.1	4,163.3	1,801.5	16,426.8	10,269.1	1,132.4	3,749.6	1,954.3	17,105.4

(1)     The Latin America North business segment is comprised of Brazil and CAC.

Net Sales

Net sales increased by 5.0% in 2017, to R$47,899.3 million from R$45,602.6 million in 2016, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2017		2016
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Latin America North	31,086.0	64.9%	28,927.8	63.4%	7.5%
Brazil	26,353.0	55.0%	24,954.6	54.7%	5.6%
Beer Brazil	22,509.3	47.0%	21,173.1	46.4%	6.3%
NAB	3,843.7	8.0%	3,781.5	8.3%	1.6%
CAC	4,733.0	9.9%	3,973.2	8.7%	19.1%
Latin America South	10,769.7	22.5%	10,212.9	22.4%	5.5%
Canada	6,043.5	12.6%	6,461.9	14.2%	(6.5%)
Total	47,899.3	100.0%	45,602.6	100.0%	5.0%

	Sales Volumes Year Ended December 31,
	2017		2016
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Latin America North	118,631.8	72.9%	116,623.7	73.0%	1.7%
Brazil	106,360.0	65.3%	106,961.4	66.9%	(0.6%)
Beer Brazil	80,233.6	49.3%	79,670.1	49.8%	0.7%
NAB	26,126.4	16.0%	27,291.3	17.1%	(4.3%)
CAC	12,271.8	7.5%	9,671.3	6.1%	26.9%
Latin America South	34,062.0	20.9%	32,934.5	20.6%	3.4%
Canada	10,135.7	6.2%	10,254.5	6.4%	(1.2%)
Total	162,829.4	100.0	159,821.6	100.0%	1.9%

	Net Revenue per Hectoliter Year Ended December 31,
	2017	2016	% Change
	(in R$, except percentages)
Latin America North	262.0	248.0	5.6%
Brazil	247.8	233.3	6.2%
Beer Brazil	280.5	265.8	5.5%
NAB	147.1	138.6	6.1%
CAC	385.7	410.8	(6.1%)
Latin America South	316.2	310.1	2.0%
Canada	596.3	630.2	(5.4%)
Total	294.2	285.3	3.1%

Latin America North Operations

Brazilian Operations

Total net sales from our Brazilian operations increased by 5.6% in 2017, to R$26,353.0 million from R$24,954.6 million in 2016.

Our net sales of beer in Brazil increased by 6.3% in 2017, to R$22,509.3 million from R$21,173.1 million in 2016 mainly as a consequence of a 5.5% increase in net revenue per hectoliter in 2017, reaching R$280.5 that year, coupled with a 0.7% increase in sales volume. The increase in net revenue per hectoliter in 2017 resulted mainly from our revenue management initiatives, negatively impacted by a less favorable product mix. Although our sales volume increased in 2017, the Brazilian beer industry was slightly negative, mainly due to the continuing impact of the adverse macroeconomic environment and the retraction in domestic consumption, particularly in the first half of the year.

Our net sales of NAB in Brazil increased by 1.6% in 2017, to R$3,843.7 million from R$3,781.5 million in 2016, mainly due to a 6.1% increase in net revenue per hectoliter, reaching R$147.1 in 2017, mainly as a result of our revenue management initiatives. This increase was partially offset by 4.3% decrease in sales volume mainly driven by the adverse macroeconomic environment that led to a retraction in domestic consumption.

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

Canada Operations

Net sales from our Canadian operations decreased by 6.5% in 2017, to R$6,043.5 million from R$6,461.9 million in 2016. This result was mainly due to (1) the 1.2% volume reduction, reflecting the overall contraction of the Canadian beer industry driven by unfavorable weather during that year and (2) the 5.4% decrease in net revenues per hectoliter, at R$596.3 in 2017, as our focused revenue management initiatives and favorable product mix with increased participation of premium and craft brands was fully offset by the negative impact from currency translation reflecting the depreciation of the Canadian dollar relative to the real over the period.

Cost of Sales

Cost of sales increased by 8.2% in 2017, to R$18,041.8 million from R$16,678.0 million in 2016. As a percentage of our net sales, total cost of sales increased to 37.7% in 2017 from 36.6% in 2016.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2017	2016	% Change
	(in R$, except percentages)
Latin America North	100.6	93.2	7.9%
Brazil	93.0	84.8	9.6%
Beer Brazil	98.4	92.1	6.8%
NAB	76.3	63.5	20.3%
CAC	166.7	186.0	(10.4%)
Latin America South	121.0	111.9	8.2%
Canada	195.8	206.9	(5.4%)
Total	110.8	104.4	6.2%

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

CAC Operations

Cost of sales for our CAC operations increased by 13.7% in 2017, to R$2,045.6 million from R$1,798.6 million in 2016. Such result was below the corresponding increase of sales volumes in the region over the same period as the increased costs for certain raw materials and packaging costs mainly due to inflation were offset by the positive currency translation impact due to the weakening of local currencies, primarily the Dominican peso, in relation to the real over the period. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations decreased by 10.4% in 2017, to R$166.7 from R$186.0 in 2016, mainly as a result of the same factors.

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

Gross Profit

As a result of the foregoing, gross profit increased by 3.2% in 2017, to R$29,857.5 million from R$28,924.6 million in 2016. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2017			2016
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Latin America North	19,151.0	64.1%	62%	18,057.4	62.4%	62.4%
Brazil	16,463.6	55.1%	62%	15,882.8	54.9%	63.6%
Beer Brazil	14,614.3	48.9%	65%	13,833.2	47.8%	65.3%
NAB	1,849.3	6.2%	48%	2,049.6	7.1%	54.2%
CAC	2,687.4	9.0%	57%	2,174.6	7.5%	54.7%
Latin America South	6,647.2	22.3%	62%	6,527.5	22.6%	63.9%
Canada	4,059.4	13.6%	67%	4,339.7	15.0%	67.2%
Total	29,857.5	100.0%	62%	28,924.6	100.0%	63.4%

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

Other Operating Income (Expense)

Other net operating income decreased by 0.5% in 2017, to R$1,217.3 million from R$1,223.1 million in 2016, mainly explained by a decline in government grants related to state VAT long-term tax incentives in Brazil that were down year over year, due to the expiration of some VAT government grants’ agreements in the last quarter of 2016.

Exceptional Items

Exceptional items amounted to a R$108.7 million expense in 2017 compared to a R$1,134.3 million profit recorded in 2016. Such decrease is explained mainly by gains on stocks swap recorded in the last quarter of 2016 as a result of the agreement with ABI, pursuant to which we transferred to ABI our businesses in Colombia, Peru and Ecuador, in exchange for SAB’s Panamanian business. The expenses recorded in 2017 were mainly in connection with restructuring costs, primarily linked to centralization and sizing projects in Brazil and Latin America South and the start of our operations in Panama. See “Item 4. Information on the Company—A. History and Development of the Company—Recent Acquisitions, Divestments and Strategic Alliances.”

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

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$5,079.3 million in 2017 from R$315.0 million in 2016. The effective tax rate in 2017 was 39.3%, compared to 2.4% in the previous year. Such increase in our effective tax rate in 2017 was primarily due to a tough comparable in 2016, lower accrued benefits from interest on shareholders’ equity and R$3,294.7 million exceptional losses on tax adjustments of which: (1) R$2,784.7 million is linked to the Brazilian Federal Tax Regularization Program (PERT) adhered by the Company on September 29, 2017, which involved tax contingencies that were under dispute, including contingencies related to corporate income tax, and (2) R$510.0 million due to the tax effects on foreign exchange variation related to intragroup loans, as aforementioned under “—Net Finance Cost” above.

Net Income

As a result of the foregoing, net income decreased by 40% in 2017, to R$7,850.5 million from R$13,083.4 million in 2016.

B.            Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2018 and 2017. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•         debt service;

•         capital expenditures;

•         payments of dividends and interest on shareholders’ equity;

•         increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•         investments in companies participating in the brewing, NAB and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2018 and 2017 were R$11,476.9 million and R$10,366.4 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities increased by 0.2% in 2018, to R$17,911.2 million from R$17,874.1 million in 2017, mainly as a result of (1) a 4.9% increase in net sales, partially offset by a 5.8% increase in cost of sales (excluding depreciation and amortization) and a growth of 1.5% in sales, marketing, distribution and administrative expenses (excluding depreciation and amortization) that led us to improved operational results, (2) a worsening in the variation of working capital during 2018, which decreased by R$11.3 million in 2018 and (3) a significant decrease in income taxes paid.

Investing Activities

Cash flows used in our investing activities increased by 19.6% in 2018, to R$3,675.7 million from R$3,073.0 million in 2017, mainly explained by the higher level of capital expenditures in property, plant and equipment and intangible assets reflecting mainly our investments in new production lines for premium products in Brazil and in capacity expansion in Chile over the period, coupled with investments in debt securities (sovereign fixed income securities).

Financing Activities

Cash flows used in our financing activities increased by 2.8% in 2018, to R$13,221.6 million from R$12,864.1 million cash outflow in 2017, mainly driven by the acquisition of non-controlling shareholders, as a result of the partial exercise of a put option in connection with Tenedora by E. León Jimenes, S.A. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and Certain Shareholders (E. León Jimenes, S.A. or ELJ).” This was partially offset by higher proceeds from borrowings and lower outflows related to cash net of finance costs other than interests.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2018
Debt Instrument	2019	2020	2021	2022	2023	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	-	-	-	-	-	-	-
UMBNDES + Average Pay Rate	-	-	-	-	-	-	-
International Debt:
Other Latin America Currency Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	11.5	-	212.1	-	-	-	223.5
Average Pay Rate	7.6%	-	10.1%	-	-	-	10.0%
US$ Fixed Rate	32.4	2.2	-	7.8	-	-	42.4
Average Pay Rate	4.6%	2.2%	-	4.3%	-	-	4.4%
US$ Floating Rate	538.8	91.2	-	-	-	-	630.0
Average Pay Rate	3.3%	5.1%	-	-	-	-	3.6%
CAD Floating Rate	743.9	2.8	2.9	1.8	1.8	-	753.2
Average Pay Rate	2.4%	2.8%	2.8%	2.8%	2.8%	-	2.4%
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	75.3	9.7	10.1	10.8	11.8	120.0	237.7
TJLP & TR + Average Pay Rate	9.1%	9.3%	9.3%	9.3%	9.3%	9.3%	9.1%
Reais Debt – ICMS Fixed Rate:
Notional Amount	37.2	38.0	22.7	5.4	2.8	22.4	128.5
Average Pay Rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Reais Debt – Fixed Rate:
Notional Amount	121.5	56.1	149.6	43.5	35.7	1.2	407.6
Average Pay Rate	7.0%	7.5%	8.6%	4.0%	4.0%	5.6%	7.0%
Total Debt	1,560.6	199.9	397.3	69.3	52.0	143.6	2,422.8

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

The following table sets forth our net cash consolidated position as of December 31, 2018 and 2017:

	Net Cash Consolidated Position As of December 31,
	2018			2017
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(234.1)	(1,326.6)	(1,560.6)	(351.4)	(969.7)	(1,321.1)
Long-term debt	(539.6)	(322.5)	(862.1)	(733.5)	(498.4)	(1,231.9)
Total	(773.7)	(1,649.1)	2,422.8	(1,084.9)	(1,468.1)	(2,553.0)
Cash and cash equivalents (net of bank overdrafts)			11,463.5			10,352.7
Investment securities			13.4			11.9
Net cash position			9,054.1			7,811.6

(1)     LC refers to our local currency indebtedness.

(2)     FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2018, our short-term debt totaled R$1,560.6 million, 85.0% of which was denominated in foreign currencies. As of December 31, 2017, our short-term debt totaled R$1,321.1 million, 73% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2018, our long-term debt, excluding the current portion of long-term debt, totaled R$862.1 million, of which R$539.6 million was denominated in local currency. As of December 31, 2017, our long-term debt, excluding the current portion of long-term debt, totaled R$1,231.9 million, of which R$733.5 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2018
Long-term Debt Maturity in:	(in R$ million)
2020	199.9
2021	397.3
2022 and Later	264.9
Total	862.1

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

On October 30, 2015, Ambev issued R$1.0 billion in Brazilian debentures with a maturity date of October 30, 2021, or the 2021 debentures, to qualified investors as defined by applicable CVM regulations.  The 2021 debentures bear interest at a rate of 14.476% per annum, payable semi-annually in arrears.  This rate is subject to upper or downward adjustments in accordance with upgrades or downgrades to the credit rating of the Company, respectively, as set forth in the respective indenture.  The 2021 debentures are unsecured and unsubordinated obligations of Ambev (except for statutorily preferred credits set forth in Brazilian bankruptcy laws).  The 2021 debentures are denominated and payable in reais.  The net proceeds of the offering were used for capital expenditure investments and, therefore, the 2021 debentures enjoy certain Brazilian federal income tax incentives pursuant to Law No. 12,431/2011.

As of December 31, 2018, our local currency long-term debt borrowings consisted primarily of the 2021 debentures and BNDES debts. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME) and the Enterprise Financing Program (FINEM).

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions.  We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals.  In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others.  All of these conditions are included in specific agreements between Ambev and the state governments.  In the event that we do not meet the program’s targets, future benefits may be withdrawn.  The total amount deferred (financing) as of December 31, 2018 was R$123.4 million with a current portion of R$37.2 million, and R$91.2 million as non-current.  Percentages deferred typically range from 60% to 80% over the life of the program.  Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index.  The grants (tax waivers) are received over the lives of the respective programs.  In the years ended December 31, 2018 and 2017, we recorded R$1,746.5 million and R$1,869.4 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2018, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,571.0 million consisting of R$2,312.4 million for our Latin America North business segment, R$1,040.8  million related to investments in our Latin America South operations and R$217.8 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

C.            Research and Development

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (UFRJ).  This new center (ZITEC – Zone Innovation and Technology Center) replaces the previous R&D structure based in Guarulhos. ZITEC commenced operations in the final months of 2017, ramping up activities in 2018, in order to accelerate product innovation by developing new liquids and the most modern packaging to assure continuous product differentiation and yearly increases in quality and efficiency. One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. ZITEC made it possible for Ambev to launch a series of innovations in 2018.  Another objective of the development center is to carry out studies of consumer perception and behavior, in order to capture future trends. The investment made in the center in the last three years was approximately R$182 million, including the installation, in 2018, of solar panels that produce enough energy to supply 100% of the center's operations.
D.            Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2018 Compared to Year Ended December 31, 2017” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.            Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials,” under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements,” note 29 to our consolidated financial statements, “Collateral and contractual commitments with suppliers, advances from customers and other.” Off-balance sheet items include future commitments of R$12,078.6 million as of December 31, 2018, as set forth in the table below:

Contractual Obligation	As of December 31, 2018
(in R$ million)
Purchase commitments with respect to property, plant and equipment	142.9
Purchase commitments with respect to raw materials	1,319.6
Purchase commitments with respect to packaging materials	9,696.8
Other commitments	919.4
Total	12,078.6

We also have operating leasing agreements for vehicles, warehouses, commercial rooms and industrial equipment. The total lease liability already discounted to present value is R$1,670.2 million as of December 31, 2018. For further information, see note 28 of our audited consolidated financial statements.

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2018:

	Payments Due by Period
Contractual Obligations*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt**	2,709.8	1,659.7	256.2	454.4	339.6
Finance leasing liabilities	22.2	22.2	-	-	-
Trade and other payables	18,547.0	15,017.1	623.4	281.4	2,625.2
Sales tax deferrals	848.7	154.7	180.8	210.3	302.9
Total contractual cash commitments	22,127.8	16,853.7	1,060.4	946.1	3,267.6

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

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims.  To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet.  We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$72,055.0 million as of December 31, 2018.  These are not considered commitments.  Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

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

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	80	Co-Chairman and Director	1999	2020
Carlos Alves de Brito	58	Co-Chairman and Director	2006	2020
Milton Seligman	67	Director	1999	2020
Roberto Moses Thompson Motta	61	Director	2008	2020
José Heitor Attilio Gracioso	87	Director	1999	2020
Vicente Falconi Campos	78	Director	1999	2020
Luis Felipe Pedreira Dutra Leite	53	Director	2005	2020
Cecília Sicupira(4)	37	Director	2017	2020
Nelson José Jamel	46	Director	2017	2020
Antonio Carlos Augusto Ribeiro Bonchristiano	51	Director (Independent)	2014	2020
Marcos de Barros Lisboa	54	Director (Independent)	2014	2020
Michel Dimitrios Doukeris	45	Director (Alternate)	2015	2020
Carlos Eduardo Klutzenschell Lisboa	49	Director (Alternate)	2018	2020

(1)     Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed six directors: Milton Seligman, Roberto Moses Thompson Motta, Luis Felipe Pedreira Dutra Leite, Vicente Falconi Campos, Nelson José Jamel and Cecília Sicupira in addition to the alternate directors Michel Dimitrios Doukeris and Carlos Eduardo Klutzenschell Lisboa. FAHZ also appointed José Heitor Attílio Gracioso. The two independent directors Antonio Carlos Augusto Ribeiro Bonchristiano and Marcos de Barros Lisboa were appointed jointly by ABI and FAHZ.

(2)     Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our board of directors on or after 2013 were originally elected as directors of Ambev S.A.

(3)     Annual Shareholders’ General Meeting to be held in 2020.

(4)     Cecilia Sicupira is the daughter of Carlos Alberto da Veiga Sicupira, one of our indirect controlling shareholders.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev.  Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently a member of the board of directors of FAHZ, the president of the deliberative council of Instituto Ambev de Previdência Privada, a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, the president of the executive committee of Cerveceros Latinoamericanos Association, the president of the board of directors of Instituto Brasileiro de Ética Concorrencial, the president of the deliberative council of Centro de Informações sobre Saúde e Alcool, and the vice president of Associação Brasileira de Indústria da Cerveja. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

Milton Seligman. Mr. Seligman is a member of the Board of Directors of Ambev. He served as Corporate Affairs Officer of the Company from 2004 until 2013 (previously Old Ambev) and was also a member of the Board of Directors of Tenedora from 2013 to 2016. He is currently the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda., president of the board of directors of Instituto Sonho Grande, consultant member of Fundação Brava, consultant member of Fundação Lemann, and a member of the board of directors of FAHZ. Mr. Seligman has a degree in engineering from Universidade Federal de Santa Maria. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors of Ambev. He is also a board member of ABI and Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A., Restaurant Brands International, and 3G Capital (private equity entity formed by the indirect controlling shareholders of the Company). He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania. His principal business address is 600 Third Avenue, 37th floor, New York, NY, USA.

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

Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of Ambev. He is also a member of the Institutional Council of Instituto de Desenvolvimento Gerencial. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Grupo Votorantim and Mercedes-Benz. He is currently the president of the board of the Instituto Social para Motivar, Apoiar e Reconhecer Talentos, a member of the consultant board of FAHZ, and a member of the board of directors of BRF S.A. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines. His principal business address is Rua Senador Milton Campos, 35, 7th floor, Nova Lima, MG, Brazil.

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

Cecília Sicupira. Ms. Sicupira is a member of the Board of Directors of Ambev. Currently, she is an alternate member of the Board of Directors of São Carlos Empreendimentos e Participações S.A., a member of the Board of Directors of S-BR Global Investments Ltd., S-Velame Administração de Recursos e Participações S.A. (a holding company which holds an ownership interest in ABI), a member of the Board of Directors of Lojas Americanas S.A., and a member of the Board of Directors of Restaurants Brands International Inc. Ms. Sicupira holds a degree in International Business Administration from the American University of Paris and attended the Harvard Business School’s Management Program. Her principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, SP, Brazil.

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors of Ambev. From 2007 to 2008, he held the position of Vice President of Finance for Western Europe of ABI. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A.. From 2009 to 2015, he held the position of Chief Financial and Investor Relations Officer of the Company (previously Old Ambev). Currently he is Chief Financial Officer of the North America Zone of Anheuser-Busch InBev N.V/S.A. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro from the Coordenação dos Programas de Pós-Graduação e Pesquisa de Engenharia. His principal business address is Brouwerijplein 1, 3000 Leuven, Belgium.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He has also acted as a member of the Board of Directors of several companies, including Apen Ltd./GP Advisors Zurich, GP Investments and Fundação Estudar. Mr. Bonchristiano has a degree in politics, philosophy and economics from the University of Oxford. His principal business address is Avenida Brig. Faria Lima, 3900, 7th floor, São Paulo, SP, Brazil.

Marcos de Barros Lisboa. Mr. Barros Lisboa is an independent member of the Board of Directors of Ambev. He has also acted as Executive Officer of Unibanco S/A and Vice-President of Operational Insurance, Controls and Support of Itaú Unibanco S/A, both companies with main activities in the financial segment. Further, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). He is currently member of the board of directors of Natura S.A. and Mercedes-Benz do Brasil Ltda. Mr. Barros Lisboa has a degree and a masters in economics from Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Since the end of the 80s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad. His principal business address is Rua Quatá, 300, São Paulo, SP, Brazil.

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

Carlos Eduardo Klutzenschell Lisboa. Mr. Klutzenschell Lisboa is an alternate member of the Board of Directors of Ambev. He joined Ambev in 1993 and has since then held several positions in the company. He served as Marketing Vice-President between 2005 and 2011, as President of BU Austral at Latin America South Zone between 2011 and 2012, and as President of Labatt, our operation in Canada, between 2013 and 2014. From 2014 to 2016, Mr. Klutzenschell Lisboa held the position of Global Vice President for Global Brands at ABI. Currently he serves as Zone President of Latin America South. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 15th floor, São Paulo, SP, Brazil.

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Bernardo Pinto Paiva	50	Chief Executive Officer	2015	2021
Fernando Mommensohn Tennenbaum	42	Chief Financial and Investor Relations Officer	2018	2021
Leticia Rudge Barbosa Kina(2)	42	Chief Legal Officer	2019	2021
Ricardo Morais Pereira de Melo	47	Chief People Officer	2016	2021
Eduardo Braga Cavalcanti de Lacerda	42	Chief Soft Drinks Officer	2017	2021
Mauricio Nogueira Soufen	45	Chief Industrial Officer	2016	2021
Paulo Zagman(2)	42	Chief Logistics Officer	2019	2021
Ricardo Gonçalves Melo(2)	48	Chief Corporate Affairs and Compliance Officer	2019	2021
Jean Jereissati(2)	44	Chief Sales and Marketing Officer	2019	2021
Fernando Maffessoni	41	Chief of Shared Services and Information Technology Officer	2018	2021
Rodrigo Figueiredo de Souza	43	Chief Procurement Officer	2015	2021

(1)     The term of office will be unified until December 31, 2021.

(2)     The term as an officer of Leticia Rudge Barbosa Kina, Ricardo Gonçalves Melo, Paulo Zagman and Jean Jereissati will commence on January 1, 2019 and, accordingly, they were not officers as of December 31, 2018.

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

Fernando Mommensohn Tennenbaum. Mr. Tennenbaum is Ambev’s Chief Financial and Investor Relations Officer. He joined the Company in 2004 and has held the positions of Investors Relation Officer, M&A Officer, Treasury Officer of the Company and ABI's Global Treasury Officer. Mr. Tennenbaum holds a degree in production engineering from Escola Politécnica de São Paulo, in addition to a corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Leticia Rudge Barbosa Kina. Ms. Kina is Ambev’s Chief Legal Officer. She joined the Company in 2004 and has held several positions, including Legal Manager, Tax and Litigation Director and Legal Director. She holds a law degree from Pontifícia Universidade Católica de Campinas and a degree in economics from Universidade Estadual de Campinas, in addition to a Corporate MBA from Ambev. Her principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Ricardo Morais Pereira de Melo. Mr. Melo is Ambev’s Chief People Officer. Since he joined the Company in 1996, Mr. Melo held various sales positions, including Sales Manager, Commercial Manager in Salvador and in São Paulo, Regional Sales Executive Officer in the Northeast and in Rio de Janeiro, as well as Sales Vice-President of Ambev operations in Canada and Sales Strategy Vice-President at Anheuser-Busch InBev, in the United States. He holds a degree in civil engineering from Universidade Católica de Pernambuco and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Eduardo Braga Cavalcanti de Lacerda. Mr. Lacerda is Ambev’s Chief Soft Drinks Officer. Since 2001, when he joined the Company as a trainee, he held various positions, including as the Budget and Business Performance Officer of ABI, as head of Mergers and Acquisitions in Europe for ABI, as Financial Officer in Europe for ABI and as Chief Executive Officer of the CAC zone. Mr. Lacerda holds a degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Mauricio Nogueira Soufen. Mr. Soufen is Ambev’s Chief Industrial Officer. Since he joined the Company in 1996 as a Production Supervisor, he held positions of Brewery Manager in Scotia and Belgium, where he was the only foreigner that has led the historical Stella Artois brewery, in Leuven. When Mr. Soufen returned to Brazil, served as Regional Director for the North/Central-West region and Director of our Engineering Center based in Jacareí, State of São Paulo. Along with the title of brewmaster. Mr. Soufen has a degree in mechatronics engineering from Escola Politécnica da Universidade de São Paulo and an MBA from MIT - Sloan School of Management. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Paulo Zagman. Mr. Zagman is Ambev’s Chief Logistics Officer. Since 2002, when he joined the Company, he held several positions, including Chief People Officer in Latin America South and Chief Logistics Officer in Latin America South. He has a bachelor degree in civil engineering from Pontifícia Universidade Católica do Rio de Janeiro and an specialist degree in supply chain and logistics from Massachusetts Institute of Technology and Stanford Graduate School of Business Executive Education. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Ricardo Gonçalves Melo. Mr. Gonçalves Melo is Ambev’s Chief Corporate Affairs and Compliance Officer. Since 1991, when he joined the Company, he held several positions, including Tax Manager, Litigation Legal Manager, People Manager – Production and Legal Director. He has a law degree from Universidade do Estado do Rio de Janeiro and an MBA from Coordenação dos Programas de Pós-Graduação e Pesquisa de Engenharia. In addition, he concluded an executive program with the INSEAD-Wharton Alliance. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Jean Jereissati. Mr. Jereissati is Ambev’s Chief Sales and Marketing Officer. He joined Ambev in 2000 and has held various positions, including Chief Executive Officer of the CAC zone, China and Asia and Pacific North. He holds a bachelor degree in business administration from Fundação Getulio Vargas and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

Fernando Maffessoni. Mr. Maffessoni’s term as Ambev’s Chief of Shared Services and Information Technology Officer. He joined Ambev in 1998 and held various leadership positions in Logistics and Shared Services. Mr. Maffessoni holds a bachelor degree in business administration from Pontifícia Universidade Católica do Rio Grande do Sul and a Corporate MBA from Ambev. His principal business address is Rua Dr. Renato Paes de Barros, 1017, 4th floor, São Paulo, SP, Brazil.

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

B.            Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2018 for services in all capacities amounted to R$56.7 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration Year Ended December 31, 2018
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
Board of Directors	13.0	5.3	-	-	1.0	0.5	-	-	-	-	-	-	7.6	14.4
Fiscal Council	5.6	1.5	-	-	0.3	-	-	-	-	-	-	-	-	1.8
Executive Officers	10.7	11.6	-	-	2.5	2.3	-	-	-	-	0.8	-	23.2	40.5
Total	29.3	18.4	-	-	3.8	2.8	-	-	-	-	0.8	-	30.8	56.7

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

On various dates in 2018, pursuant to the terms and conditions of our stock ownership plan, we acquired from our directors and executive officers a total of 656,506 shares of Ambev for R$14.3 million. Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2018				2017				2016
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	13.0	0.5	1.7	8.7	13.0	0.4	2.2	10.3	12.0	0.4	2.0	8.3
Fiscal Council	5.6	0.2	0.3	0.4	6.0	0.2	0.3	0.4	6.0	0.1	0.3	0.4
Executive Officers	10.7	2.1	3.8	12.2	11.0	2.5	4.8	14.1	11.0	1.2	3.6	14.9

Ambev Stock Ownership Plan

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs.  As of December 31, 2018, there were outstanding rights under the Plan providing for the acquisition of 140.9 million Ambev common shares by approximately 850 people (including executive management and employees).

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

There are currently three models of stock options that may be granted under the Plan.  Under the first model, beneficiaries, in accordance with their internal category, may choose among allocating (1) 30% or 100%, (2) 40% or 100%, and (3) 60% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding option grant date.  During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.  Under the second model, the beneficiary may exercise the options granted only after a period of up to five years from the corresponding grant date.  Vesting of the options granted under the second model is not subject to company performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting.  Under the third model, the beneficiaries, in accordance with their internal category, may choose among allocating (1) 30% or 100%, (2) 40% or 100%, and (3) 60% or 100%, of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares.  The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding exercising date (which shall not be later than forty-five days from the option grant date). The beneficiaries are under a five-year lock-up period.

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

Beneficiaries of the Share Plan must sign a Share Based Payment Agreement, or the Share Based Agreements, with Ambev, according to which, those beneficiaries have the right to receive a maximum number of Ambev Shares or ADRs, as applicable, provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

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

On November 25, 2008, ABI’s board of directors had approved a grant of approximately 28 million of these exceptional stock options to several executives, including approximately 7 million options granted to Ambev executives.  Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 10.32, which corresponded to their fair value at the time of granting of the options.  Half of the options had a term of 10 years as from granting and became exercisable on January 1, 2014.  The other half had a term of 15 years as from granting and became exercisable on January 1, 2019.

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

As of December 31, 2018, we had 6,965 participants in our pension plans, including 511 participants in the defined benefit plan, 6,454 participants in the defined contribution plan, and 1,084 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties.  All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2018 as liabilities for pension plan benefits, see note 23 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

We provisioned R$286.0 million under these programs for the year ended December 31, 2018, R$543.2 million for the year ended December 31, 2017 and R$188.0 million for the year ended December 31, 2016.

C.            Board Practices

During 2018, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future.  We also participated in conferences and non-deal road shows in Brazil, the United States, Europe, Chile and Mexico.  We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body.  At our annual shareholders’ meeting held on April 27, 2018, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2019: James Terence Coulter Wright, José Ronaldo Vilela Rezende and Aldo Luiz Mendes, and, as alternates, Emanuel Sotelino Schifferle, Ary Waddington and Vinicius Balbino Bouhid (the latter of whom serves as alternate only to Aldo Luiz Mendes).  Considering James Terence Coulter Wright death on July 9, 2018, Ary Waddington took office as an effective member of the Fiscal Council on July 25, 2018. All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of our Board members have been in office for several years and were elected or reelected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on April 28, 2017 and the Company’s Board meetings held on May 16, 2017, January 11, 2018, May 15, 2018 and August 7, 2018 for a term expiring at the annual general shareholders’ meeting to be held in 2020. These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness.  Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

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

The current members of the Antitrust Compliance and Related Parties Committee are Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Marcos de Barros Lisboa, Bolívar Moura Rocha and Everardo de Almeida Maciel.  The members of this committee are elected by the Board of Directors.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by an institution formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they will implement the provisions set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at ir.ambev.com.br. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices.

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

D.            Employees

As of December 31, 2018, we and our subsidiaries had a total of 49,617 employees, approximately 52% of whom were engaged in production, 41% in sales and distribution and 8% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2018	2017	2016
49,617	51,432	53,250

The following table shows the geographical distribution of our employees as of December 31, 2017:

Geographical Distribution of Ambev Employees as of December 31, 2018
Location	Number of Employees
Latin America North	36,643
Brazil	29,873
Dominican Republic	3,895
Cuba	827
Guatemala	208
Panama	1,840
Latin America South	9,511
Argentina	5,954
Bolivia	1,789
Uruguay	755
Paraguay	562
Chile	451
Canada	3,463
Total	49,617

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

E.            Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 8, 2019:

Name	Amount and Percentage of Common Shares
Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito	*
Milton Seligman	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso(1)	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*
Cecília Sicupira	*
Nelson José Jamel	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Michel Dimitrios Doukeris	*
Carlos Eduardo Klutzenschell Lisboa	*
Bernardo Pinto Paiva(1)	*
Fernando Mommensohn Tennenbaum	*
Leticia Rudge Barbosa Kina(2)	*
Mauricio Soufen	*
Ricardo Morais Pereira de Melo	*
Jean Jereissati(2)	*
Ricardo Gonçalves Melo(2)	*
Eduardo Braga Cavalcante de Lacerda	*
Paulo Zagman(2)	*
Fernando Maffessoni	*
Rodrigo Figueiredo de Souza	*

*      Indicates that the individual holds less than 1% of the class of securities.

(1)     These Board members are also trustees of FAHZ.  For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

(2)     The term as an officer of Leticia Rudge Barbosa Kina, Ricardo Gonçalves Melo, Paulo Zagman and Jean Jereissati will commence on January 1, 2019 and, accordingly, they were not officers as of December 31, 2018.

ITEM 7.                MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.            Major Shareholders

Introduction

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 8, 2019, Ambev had 15,721,673,649 shares outstanding.  As of March 8, 2019, there were 1,237,191,072 Ambev ADSs outstanding (representing 1,237,191,072 Ambev shares, which corresponds to 7.9% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act.  In addition, as of March 8, 2019, there were 126 registered holders of Ambev ADSs.

On December 21, 2017, our board of directors authorized us or our subsidiaries to enter into equity swap transactions, or Equity Swap Agreements, with an exposure of up to 44 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$820 million. Such Equity Swap Agreements have to be liquidated within 18 months from our board of directors’ approval. On May 15, 2018, our board of directors authorized us or our subsidiaries to enter into new equity swap transactions, or First New Swap Agreements, without prejudice of the regular liquidation of the Equity Swap Agreements still in force. The First New Swap Agreements have to be liquidated within 18 months from our board of directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.8 billion. In addition, on December 20, 2018, our board of directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Second New Swap Agreements, without prejudice of the regular liquidation of the existing Equity Swap Agreements and First New Swap Agreements still in force. The Second New Swap Agreements have to be liquidated within 18 months from our board of directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.5 billion. The Second New Swap Agreements considered together with the outstanding balances of the Equity Swap Agreements  and the First New Swap Agreements to be liquidated do not reach the threshold set forth in CVM Instruction No. 567/2015.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% our total and voting capital stock (excluding treasury shares) as of March 8, 2019.

ABI indirectly holds shares in us representing 61.9% of our total and voting capital stock (excluding treasury shares) as of March 8, 2019.  ABI thus has control over us, even though (1) ABI remains subject to the Ambev Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—Ambev Shareholders’ Agreement.”

Share Buyback Program

In 2019, as of March 8, 2019, we did not acquire any Ambev shares in connection with preemptive rights related to stock ownership plans.

In 2018, we acquired 3,791,412 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$84.3 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 8, 2019, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,237,191,072	7.9%
Interbrew International B.V	8,441,956,047	53.7%
AmBrew S.A	1,286,401,893	8.2%
FAHZ(2)	1,609,987,301	10.2%

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

The 2019 Shareholders’ Agreement

The 2019 Shareholders’ Agreement was executed on April 16, 2013 by IIBV, AmBrew and FAHZ, as well as Ambev, as intervening party.  It will become effective on July 2, 2019, as long as at that time FAHZ holds at least 1,501,432,405 Ambev common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits.  After becoming effective, the 2019 Shareholders’ Agreement may be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it.  Among other matters, the 2019 Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries.

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

B.            Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our significant shareholders or other related parties and certain of their affiliates. These transactions include, but are not limited to: (1) the purchase and sale of raw material with affiliated entities, (2) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (3) import agreements with affiliated entities, and (4) royalty agreements with affiliated entities.  These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution.  In addition, the Antitrust Compliance and Related Parties Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles.  See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Antitrust Compliance and Related Parties Committee.”  Set forth below is a discussion of our material related party transactions.  For further information on our related party transactions, see note 32 to our audited consolidated financial statements.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance and other benefits both to active and certain of our retired employees and executive officers (including their dependents).

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels in the total amount of R$85.1 thousand, maturing on May 31, 2020, with an option to extend the agreement for one additional year.

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

Quilmes Perpetual Licensing Agreement

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI will license to Quilmes in perpetuity the Budweiser brand, among other North American brands, in Argentina upon ABI’s recovery of the distribution rights to such brands from CCU. The transaction was subject to certain conditions precedent and closed on May 2, 2018. Rothschild acted as our exclusive financial advisor. For additional information, see note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2018.

Ambev and Certain Shareholders (E. León Jimenes, S.A. or ELJ)

In December 2017, E. León Jimenes, S.A., or ELJ, the other shareholder together with us in Tenedora CND, S.A., or Tenedora – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised, in accordance with the shareholders’ agreement of Tenedora, its put option in connection with shares representing 30% of Tenedora’s capital stock.  The transaction was subject to certain conditions precedent and closed in January 2018.  As a result of the partial exercise of such put option, we paid to ELJ the amount of US$926.5 million and became the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In addition, in light of the strategic importance of the alliance with ELJ, our Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to us to become exercisable. For additional information, see note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2018.

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

To the extent that we believe contingencies arising from these proceedings will probably be realized, they have been recorded in the balance sheet.  Our provisions for legal contingencies were R$599.2 million as of December 31, 2018. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$72.1 billion as of December 31, 2018. Our estimates are based on reasonable assumptions and management assessments, but should the worst case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount.  Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition.  For more information, see notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2018, we had several tax claims pending against us, including judicial and administrative proceedings.  Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions.  As of December 31, 2018, we had made provisions of R$417.4 million  in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of December 31, 2018, we were party to tax proceedings with a total estimated possible risk of loss of R$67.3 billion. Approximately 56.3% (R$37.9 billion) of this figure is related to controversies related to payment of income tax and social contribution, and approximately 35.5% (R$23.9 billion) is related to controversies involving the payment of ICMS value-added and IPI Excise taxes, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

In 2013, 2014 and 2015, we received tax assessments issued by the States of Pará, and Piauí to pay the ICMS Value Added Tax allegedly due with respect to unconditional discounts granted by the Company. The tax assessments are being challenged at both the administrative and judicial levels of the Brazilian courts. Our management estimates the amount involved in these proceedings to be approximately R$623.2 million as of December 31, 2018, reflecting the payments made in October 2015 and January 2016.  We have classified this as a possible loss and, therefore, for which no provision has been made.

In Brazil, goods manufactured within the Manaus Free Trade Zone (Zona Franca de Manaus) intended for remittance elsewhere in Brazil are exempt from the IPI Excise Tax. We have been registering IPI Excise Tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone. Since 2009, we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed IPI excise tax credits, which are under discussion before the Brazilian Supreme Court, with a trial expected to be held in April 2019. Management estimates the possible losses in relation to these assessments to be R$3.8 billion as of December 31, 2018. We have not recorded any provision in connection with these assessments. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits.”

In addition, over the years, we also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes that they considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the above mentioned proceedings. We are currently challenging those charges in the courts. Our management estimates the possible losses related to these assessments to be approximately R$1.1 billion as of December 31, 2018.  We have not recorded any provision in connection with these assessments.

In 2014 and 2015, we received tax assessments from the RFB relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories.  The cases are being challenged at both administrative and judicial levels.  Our management estimates the possible losses related to these assessments to be approximately R$1.6 billion as of December 31, 2018. We have not recorded any provision in connection with these assessments.

Over the years, we have also received tax assessments relating to supposed ICMS differences considered due in the tax substitution system when the price of products sold by us reaches levels close to or above the fixed price table basis established by certain states in cases where tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. Among other similar cases, we received three assessments issued by the State of Minas Gerais in the original amount of R$1.4 billion. In the first quarter of 2018, the Upper House of the Administrative Tax Court of the State of Minas Gerais ruled against us. The State of Minas Gerais filed tax foreclosures to charge the amounts discussed in these three cases and we filed our defense with the courts.   In 2018, we also received assessments from the State of Rio de Janeiro in the original amount of R$0.9 billion related to this same issue.  We have presented defenses against such tax assessments and await judgment by the relevant administrative courts.  Our management estimates the amount related to this issue to be approximately R$7.7 billion as of December 31, 2018, classified as a possible loss and, therefore, for which we have made no provision.  We have recorded provisions in the total amount of R$7.8 million for proceedings where we consider the chances of loss to be probable considering specific procedural issues.

In 2015, we received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE). As a result of the modification of our monthly reports, tax authorities decided that we were not able to use our tax incentives. In 2017, we received a favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment to pay the same disputed amounts. There are other assessments related to this same State Tax Incentive Program. Our management estimates the possible losses related to this issue to be approximately R$0.6 billion as of December 31, 2018. We have recorded a provision in the total amount of R$2.9 million in relation to one proceeding it considers the chances of loss to be partially probable.

In addition to the ICMS matters, we are currently challenging tax assessments issued by various Brazilian states, as described below.

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

Since 2007, we have received tax assessments from various states, challenging the legality of tax credits arising from existing tax incentives received by us in other states. Our management estimates the possible losses related to these assessments to be approximately R$2.1 billion as of December 31, 2018. We have not recorded any provision in connection therewith.

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

Profits Generated Abroad

During 2005, certain of our subsidiaries received a number of assessments from Brazilian federal tax authorities relating to profits of our foreign subsidiaries. In December 2008, the Administrative Court rendered a partially favorable decision to us, and in connection with the remaining part, we filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, we filed a judicial proceeding for this tax assessment and requested a motion for injunction, which was granted to the company.

In 2016, 2017 and 2018, we received other tax assessments relating to the same matter. In July and September 2018, with respect to two of the tax assessments, the Upper House of the Administrative Court rendered unfavorable decisions regarding two tax assessments against us. We filed a judicial proceeding in one of the cases and requested a motion for injunction that was granted to the company. The Company is considering its potential appeals in the other cases.

In October 2018, the Lower Administrative Court rendered a partially favorable decision in one tax assessment. The Company is waiting to be notified of such decision in order to analyze applicable appeals. The Upper House of the Administrative Court rendered a partially favorable decision to us in one of the assessments, and in another, rendered an unfavorable decision to us, by casting vote. Currently, we are awaiting formal notification in relation to such outcomes in order to analyze the applicable appeals.

As of December 31, 2018, our management estimates the exposure of approximately R$7.7 billion as a possible risk and, accordingly has not recorded a provision for such amount. We have recorded provisions of approximately R$45.8 million for proceedings where we consider the chance of loss to be probable.

Income Tax - Tax Loss Offset

We and certain of our subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations. In February 2016, the Upper House of the Administrative Court ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, we received a favorable first level decision in one of the judicial claims. In March 2017, we received an unfavorable first level decision on the second judicial case and filed an appeal to the judicial court. Both cases are awaiting decisions by the judicial courts. We also have other cases at the administrative level which are pending final decision. Our management estimates the total exposures of possible losses in relation to these assessments to be R$533.3 million as of December 31, 2018.  We have not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.”  The final decision rendered by the Lower Administrative Court in this case was a partly favorable decision to us. Therefore, we filed a judicial proceeding to discuss the unfavorable part and requested a motion for injunction, which was granted to us. The favorable portion to Ambev will be reexamined by the Administrative Upper Court.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense.

In March 2017, we were notified of a partially favorable first level administrative decision on this tax assessment and filed an appeal to the Lower Administrative Court. In May 2018, we received a partly favorable decision at the Lower Administrative Court and are currently awaiting to be formally notified of the decision in order to analyze the applicable appeals.

We have not recorded any provisions for this matter and our management estimates possible losses in relation to this assessment to be approximately R$9.3 billion as of December 31, 2018.  In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited into us. The decision from the first level administrative court was unfavorable  to us. After analysis of a motion to clarify presented by the Company, the unfavorable decision was confirmed and we filed an appeal to the Lower Administrative Court. In November 2018, we received a partly favorable decision from the Lower Administrative Court and is currently waiting to be notified of the decision to analyze the applicable appeals. In April and August 2018, we received new tax assessments charging the remaining value of the goodwill amortization and filed defenses, which are currently pending analysis by the first level administrative Court. We estimate the amount of possible losses in relation to this assessment to be approximately R$2.1 billion as of December 31, 2018. We have not recorded any provision in connection with this assessment.

In November 2017, we received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. In November 2018, we received an unfavorable decision from the first level administrative court and filed an appeal to the Lower Administrative Court, which is currently pending analysis.  Our management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion as of December 31, 2018. We have not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In 2015 and 2016, we received new tax assessments from the RFB related to the same matter. Our management estimates the amount of possible loss in relation to those assessments to be approximately R$4.6 billion as of December 31, 2018. We have not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, we have been receiving tax assessments from the RFB related to the disallowance of deductions associated with alleged unproven taxes paid abroad, for which the decision from the Upper House of the Administrative Tax Court is still pending.  In September 2017, we decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure No. 783. In June 2018, we were notified of a favorable first administrative level decision cancelling four of these assessments (offsets in 2015 and 2016). However, in August and September 2018, the Brazilian Federal Revenue Service issued new decisions reestablishing these assessments and issued new tax assessments related to the matter.  As of December 31, 2018, our management estimated the remaining exposure of approximately R$9.5 billion as a possible risk, and accordingly we have not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received the unfavorable first level administrative decision and filed an appeal to the Lower Administrative Court. In January 2019, the case was reviewed by the Lower Administrative Court, which ruled favorably to Ambev. Ambev is awaiting formal notification of the decision in order to analyze its content and any applicable appeals. Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$645.1 million as of December 31, 2018.  Arosuco has not recorded any provision in connection therewith.

Social Contributions

We received a number of tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to our customers. These cases are now being discussed at the relevant judicial and administrative courts.  In January 2019, three lawsuits related to the matter were included in the judgment panel of the Lower Administrative Court. By majority of votes, the decision was favorable to us in all three cases. We are waiting to be notified of such decisions to analyze the applicable appeals.  Management estimates the possible losses related to these assessments to be approximately R$4.0 billion as of December 31, 2018. No related provision has been made.

Adherence to the Special Tax Regularization Program

In September 2017, we decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017, or PERT 2017, undertaking to pay tax assessments that were in dispute under administrative or judicial level, including debts from our subsidiaries, in the total amount of R$3.5 billion (already considering discounts established by the program). The total amount paid in 2017 was approximately R$960.0 million and the balance will be paid in 145 monthly installments, with interest, as of January 2018. All installments due up to the date have been paid by the Company.

Despite our participation in this program, we could be subject to tax audits for subsequent periods, which may lead to additional tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participating in this program and similar programs this.

Labor Matters

We are involved in more than 20,000 labor claims.  Most of the labor claims we face relate to our Brazilian operations.  In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims.  As of December 31, 2018, we made provisions totaling R$114.1 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with the labor matters, we are also involved in claims regarding the social charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$291.1 million as of December 31, 2018. We have recorded provisions of approximately R$20 million for proceedings where we consider the chance of loss to be probable.

Civil Claims

As of December 31, 2018, we were involved in approximately 9,000 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$48.4 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2018 in connection with civil claims.

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

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants.  We believe the warrants object of those six proceedings represented, on December 31, 2018, 172,831,574 Ambev common share that would be issued at a value substantially below fair market value, should claimants ultimately prevail.  The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$921.6 million as of December 31, 2018.

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

Class Action Canada (Brewers Retail Inc. Litigation)

On December 12, 2014, a lawsuit was commenced in the Ontario Superior Court of Justice against the Liquor Control Board of Ontario (LCBO), Brewers Retail Inc. (known as The Beer Store or “TBS”), and the owners of Brewers Retail Inc. (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP, or the  Brewers.  The lawsuit was brought in Canada pursuant to the Ontario Class Proceedings Act, which sought, among other things: (1) to obtain a declaration that the defendants conspired with each other to allocate markets for the supply of beer sold in Ontario since June 1, 2000; (2) to obtain a declaration that the Brewers conspired to fix, increase and/or maintain prices charged to Ontario licensees (on-trade) for beer and the fees charged by TBS to other competitive brewers who wished to sell their products through TBS; and (3) damages for unjust enrichment. As part of this third allegation, the plaintiffs allege illegal trade practices by the Brewers. They are seeking damages not exceeding C$1.4 billion; punitive, exemplary and aggravated damages of C$5 million; and changes/repeals of the affected legislation. We have not recorded any provision in connection therewith. In March 2018, the court granted summary judgment and dismissed the class claims. The plaintiffs have appealed. The hearing before the Court of Appeals was held on January 28 and 29, 2019 and the judgement is expected in the second quarter of 2019.

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of interest on shareholders’ equity approved, which relates to the /second half of the 2018 fiscal year, was paid by Ambev on December 28, 2018.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)
First half 2016	February 29, 2016	0.111	0.028
	July 29, 2016	0.130	0.040

Second half 2016	November 25, 2016	0.160	0.047
	December 29, 2016	0.187	0.057
	February 23, 2017	0.070	0.023

First half 2017	July 17, 2017	0.160	0.051

Second half 2017	December 28, 2017	0.264	0.080
	February 22, 2018	0.070	0.022

First half 2018	July 30, 2018	0.160	0.043

Second half 2018	December 28, 2018	0.272	0.071

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

B.            Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2018.

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

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share.  The Ambev common shares and ADSs are registered under the Exchange Act.  As of March 8, 2019, Ambev had 15,721,673,649 shares outstanding.  As of March 8, 2019, there were 1,237,191,072 Ambev ADSs outstanding (representing 1,237,191,072 Ambev shares, which corresponds to 7.9% of the total Ambev shares outstanding).  The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act.  In addition, as of March 8, 2019 there were 126 registered holders of Ambev ADSs.

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

Under the Brazilian Corporation Law, a company is either publicly held, such as Ambev, whose shares are publicly traded on the B3, or privately held.  All listed companies are registered with the CVM and are subject to reporting and regulatory requirements.  The Brazilian Corporation Law allows the CVM to classify listed companies according to the kind of securities they issue.  A company registered with the CVM may trade its securities either on the Brazilian stock exchanges or in the Brazilian over-the-counter market.  Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market.  The shares of a listed company, including Ambev, may also be traded privately subject to several limitations.  To be listed on the B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

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

B3 trading sessions, from September 21, 2018, are from 10:00 a.m. to 5:55 p.m., São Paulo time. Equity trading is executed fully electronically through an order-driven trading system called “PUMA Trading System,” or “PUMA.” Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the B3. B3 trading session hours may change from time to time due to daylight saving time in Brazil and in the United States, in such case B3 may shorten its sessions hours and permits trading after the session closure on an online system connected to PUMA and Internet brokers called the “after-market”. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2018, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$2.9 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of December 31, 2018 the ten shares with greatest representation on the IBOVESPA index of the B3 accounted for 66% of the total weight of all companies included in that stock index.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation.  See “Item 3. Key Information—A. Selected Financial Data—Exchange Controls” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment.”

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

As of March 8, 2019, our capital stock was equal to R$57,710,201,914.77 divided into 15,722,147,311 issued common shares, without par value, of which 473,662 were treasury shares.  We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws.  We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

General

Our registered name is Ambev S.A. and our registered office is in the city of São Paulo, State of São Paulo, Brazil.  Our registration number with the São Paulo Commercial Registry is 35,300,368,941.  Our principal corporate purposes include the production and sale of beer, CSDs and other beverages.  A more detailed description of our corporate purposes can be found in Chapter I, Article 3 of our bylaws.

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

The application of CVM Rule No. 561, as amended, became mandatory on January 1, 2017 for companies that on April 9, 2015 had at least one share class included either on the Index Brasil 100 or the IBOVESPA index of the B3, such as Ambev. Additionally, CVM Rule No. 594 of December 20, 2017, introduced modifications to the rules applicable to remote voting, including, but not limited to, (1) the deadlines for inclusion of candidates in the bulletin by request of minority shareholders and for the company to resend the bulletin in case of inclusion of candidates by minority shareholders and (2) the disclosure of the detailed final voting map of the shareholders’ meetings, including the partial disclosure of each shareholders taxpayer’s registry number and their respective votes on each matter.

Board of Directors

In accordance with the Brazilian Corporation Law, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting, except as provided in our Shareholders’ Agreement.

Under our bylaws, at least two members of our Board of Directors shall be independent directors.  According to our bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse or relative to the second degree of any member of management of Ambev, its controlled companies, controlling company or entity under common control, or (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction).  Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the abovementioned criteria.

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

Since the enactment of Brazilian Law No. 12,431/2011, which amended Section 146 of the Brazilian Corporation Law, directors no longer need to be shareholders to serve on the board of directors of a Brazilian corporation.

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

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of our common shares owned by individuals or legal entities domiciled outside Brazil.  For a description of voting rights, see “—Rights of the Ambev Common Shares” and “—Shareholders’ Meetings.”  The right to convert payments of dividends (including interest on shareholders’ equity) and proceeds from the sale of our common shares into foreign currency and to remit those amounts outside Brazil, however, is subject to exchange control and foreign investment legislation.  For a description of these exchange control restrictions and foreign investment legislation, see “Item 3. Key Information—A. Selected Financial Data—Exchange Controls.”

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

With the issuance of CVM Rule No. 568/15, the CVM has amended CVM Rule No. 358/02 dealing with disclosure requirements of significant interests in Brazilian corporations.  These amendments provided for, among other things: (1) the change in the form of calculation of trades of relevant equity interests to determine when a disclosure obligation of those trades is triggered, and (2) the regulation of individual investment plans.

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

See “Item 3. Key Information—A. Selected Financial Data—Exchange controls.”

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

As of January 2017, Law No. 13,259/2016 increased the income tax rates applicable to gains realized by Brazilian resident individuals on sale or disposition of shares not carried out on a Brazilian stock exchange from a flat tax rate of 15.0% to progressive rates varying from 15% up to 22.5%. The income tax rates recognized by Brazilian individuals’ capital gains would be: (1) 15% for the part of the gain that does not exceed R$5 million, (2) 17.5% for the part of the gain that exceeds R$5 million but does not exceed R$10 million, (3) 20% for the part of the gain that exceeds R$10 million but does not exceed R$30 million and (4) 22.5% for the part of the gain that exceeds R$30 million. These increased income tax rates may also affect Non-Brazilian Holders, except for 4,373 Holders that are not resident or domiciled in tax haven jurisdictions and that carry out a sale or disposition of our common shares in a stock exchange environment, including over-the-counter market, which are still exempt from income tax.

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

Distributions on the Ambev Common Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company (PFIC) Rules,” the gross amount of distributions paid by us to a U.S. Holder (including amounts withheld to pay Brazilian withholding taxes, if any) with respect to our common shares or ADSs (including distributions of interest on shareholders’ equity) will generally be taxable to such U.S. Holder as ordinary dividend income or qualified dividend income (as further described below) to the extent that such distribution is treated as paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes).  Distributions in excess of our current or accumulated earnings and profits will be treated as a non-taxable return of capital reducing such U.S. Holder’s tax basis in our common shares or ADSs, as applicable.  Any distribution in excess of such tax basis will be treated as capital gain and will be either long-term or short-term capital gain depending upon whether the U.S. Holder held our common shares or ADSs, as applicable, for more than one year at the time of the distribution. We do not calculate our earnings and profits under U.S. federal income tax principles.  Therefore a U.S. Holder should expect that the entire amount of a distribution will generally be treated as a dividend even if the distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Sale, Exchange or Other Taxable Disposition of Ambev Common Shares or ADSs

Subject to the discussion below under “—Passive Foreign Investment Company (PFIC) Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale, exchange or other taxable disposition of our common shares or ADSs, measured by the difference between the U.S. dollar value of the amount realized and the U.S. Holder’s tax basis in those common shares or ADSs.  If Brazilian tax is withheld on the sale or disposition, the amount realized by a U.S. Holder will include the gross amount of the proceeds of that sale or disposition before deduction of the Brazilian tax.  Any gain or loss will be long-term capital gain or loss if our common shares or ADSs have been held for more than one year at the time of the sale, exchange or other taxable disposition.  Long-term capital gains recognized by individuals are currently subject to reduced rates of taxation.  The deductibility of capital losses is subject to limitations.  Capital gain or loss, if any, realized by a U.S. Holder on the sale, exchange or other taxable disposition of an Ambev common share or ADS, will generally be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.  Consequently, in the case of a disposition of an Ambev common share that is subject to Brazilian tax imposed on the gain, or in the case of a deposit of Ambev common shares in exchange for an Ambev ADS that is not registered pursuant to Resolution No. 4,373 on which a Brazilian capital gains tax is imposed (see “—Brazilian Tax Considerations—Income Tax—Taxation of Gains”), as the case may be, the U.S. Holder may not be able to benefit from the foreign tax credit for that Brazilian tax, unless the U.S. Holder can apply (subject to applicable limitations) the credit against U.S. tax payable on other income from foreign sources in the appropriate income category.  Alternatively, a U.S. Holder may be entitled to take a deduction for the Brazilian tax if such U.S. Holder elects to deduct all of its foreign income taxes.  The rules relating to the foreign tax credit are complex and U.S. Holders are urged to consult their tax advisors regarding the availability of the foreign tax credit or a deduction under their particular circumstances.

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

Based upon the nature of our current and projected income, assets and activities, we do not believe that we are a PFIC for U.S. federal income tax purposes for the taxable year ended December 31, 2018 and do not anticipate becoming a PFIC in the foreseeable future. However, we cannot assure you that we will not be considered a PFIC in current or future years.  The determination as to whether or not we are a PFIC is a factual determination and cannot be made until the close of the applicable tax year.  If we are currently a PFIC or were to become a PFIC, U.S. Holders would be subject to special rules and a variety of potentially adverse tax consequences under the Code.

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

We produce approximately 75% of our consolidated malt needs and approximately 10% of our guaraná requirement.  The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations.  We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices.  See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars.  In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2018, our derivative activities consisted of sugar, wheat, aluminum, heating oil, natural gas, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2018. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2018
Derivatives Instruments	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	185.7	44.2	-	-	-	-	229. 8	(29.9)
Average Price (R$/ton)	1,239.2	1,158.0	-	-	-	-	1,223.6
Wheat Derivatives:
Notional Amount	2.8	-	-	-	-	-	2.8	0.4
Average Price (R$/ton)	633.3	-	-	-	-	-	633.3
Aluminum Derivatives:
Notional Amount	1,772.5	-	-	-	-	-	1,772.5	(169.3)
Average Price (R$/ton)	6,825.5	-	-	-	-	-	6,825.5
Heating Oil Derivatives:
Notional Amount	74.0	-	-	-	-	-	74.0	(14.8)
Average Price (R$/gallon)	12.0	-	-	-	-	-	12.0
Natural Gas:
Notional Amount	3.2	-	-	-	-	-	3.2	(1.1)
Average Price (R$/GJ)	4.7	-	-	-	-	-	4.2
Corn Derivatives:
Notional Amount	35.0	-	-	-	-	-	35.0	(0.5)
Average Price (R$/ton)	590.7	-	-	-	-	-	590.7
Resin Derivatives:
Notional Amount	293.8	-	-	-	-	-	293.8	(40.5)
Average Price (R$/ton)	4,253.5	-	-	-	-	-	4,253.5

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

The table below provides information about our significant interest rate sensitive instruments.  For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2018.  The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2018
Debt Instrument	2019	2020	2021	2022	2023	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	11.5	-	212.1	-	-	-	223.5
Average Pay Rate	7.6%	-	10.1%	-	-	-	10.0%
US$ Fixed Rate	32.4	2.2	-	7.8	-	-	42.4
Average Pay Rate	4.6%	2.2%	-	4.3%	-	-	4.4%
US$ Floating Rate	538.8	91.2	-	-	-	-	630.0
Average Pay Rate	3.3%	5.1%	-	-	-	-	3.6%
CAD Floating Rate	743.9	2.8	2.9	1.8	1.8	-	753.2
Average Pay Rate	2.4%	2.8%	2.8%	2.8%	2.8%	-	2.4%
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	75.3	9.7	10.1	10.8	11.8	120.0	237.7
TJLP & TR + Average Pay Rate	9.1%	9.3%	9.3%	9.3%	9.3%	9.3%	9.1%
Reais Debt - ICMS Fixed Rate:
Notional Amount	37.2	38.0	22.7	5.4	2.8	22.4	128.5
Average Pay Rate	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%	5.8%
Reais Debt - Fixed Rate:
Notional Amount	121.5	56.1	149.6	43.5	35.7	1.2	407.6
Average Pay Rate	7.0%	7.5%	8.6%	4.0%	4.0%	5.6%	7.0%
Total Debt	1,560.6	199.9	397.3	69.3	52.0	143.6	2,422.8

	Maturity Schedule of Cash Instruments as of December 31, 2018
Cash Instrument	2019	2020	2021	2022	2023	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	4,239.5	-	-	-	-	-	4,239.5
Average Interest Rate	2.2%	-	-	-	-	-	2.2%
Reais-Denominated Cash and Cash Equivalents:
Notional	4,603.3	-	-	-	-	-	4,603.3
Average Interest Rate	6.4%	-	-	-	-	-	6.4%
C$-Denominated Cash and Cash Equivalents:
Notional Amount	600.9	-	-	-	-	-	600.9
Average Pay Rate	2.1%	-	-	-	-	-	2.1%
Other Latin American Currency investments:
Notional Amount	2,019.9	-	-	-	-	-	2,019.9
Total	11,463.5	-	-	-	-	-	11,463.5

	Maturity Schedule of Interest Rate Derivatives as of December 31, 2018
Derivatives Instruments	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F DI Futures:
Notional Amount	15.0	-	-	-	-	-	15.0	0.1
Average Interest Rate	6.6%	-	-	-	-	-	6.6%

FIXED x CDIIRS(2):
Notional Amount	-	-	110.0	-	-	-	110.0	20.3
Average Interest Rate	-	-	6.4%	-	-	-	6.4%

FIXED x TJLP:
Notional Amount	-	-	-	-	87.3	10.1	97.4	(1.1)
Average Interest Rate	-	-	-	-	7.0%	7.0%	7.0%

FIXED x TR:
Notional Amount	-	-	-	-	-	130.8	130.8	14.6
Average Interest Rate	-	-	-	-	-	3.7%	3.7%

(1)     Negative notional amounts represent an excess of liabilities over assets at any given moment.

(2)     Interest rate swap.

Part of the floating rate debt accrues interest at TJLP.  During the period set forth below the TJLP was:

	2018	2017	2016
4th Quarter	6.98	7.00	7.50
3rd Quarter	6.56	7.00	7.50
2nd Quarter	6.60	7.00	7.50
1st Quarter	6.75	7.50	7.50

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar.  We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt.  From January 1, 2016, until December 31, 2018, the U.S. dollar depreciated 0.7% against the real, and, as of December 31, 2018, the commercial market rate for purchasing U.S. dollars was R$3.88 per US$1.00.  The U.S. dollar depreciated against the real by 16.5% in 2016. In 2017, the U.S. dollar appreciated 1.5% against the real. In 2018, the U.S. dollar appreciated 17.1% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar.  Foreign currency-denominated liabilities at December 31, 2018, included debt of R$1,649.1 million.

As of December 31, 2018, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts.  The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2018.  The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2018
Derivatives Instruments(1)	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
BM&F Dollar Futures:
Notional Amount	1,834.4	-	-	-	-	-	1,834.4	(6.5)
Average Unit Price	3.9	-	-	-	-	-	3.9

NDF US$ x R$:
Notional Amount	2,892.2	-	-	-	-	-	2.892.2	(23.1)
Average Unit Price	3.9	-	-	-	-	-	3.9

FDF C$ x US$:
Notional Amount	1,040.4	-	-	-	-	-	1,040.4	61.8
Average Unit Price	1.3	-	-	-	-	-	1.3

NDF C$ x INR
Notional Amount	2.2	-	-	-	-	-	2.2	2.2
Average Unit Price	0.0	-	-	-	-	-	0.0	0.0

FDF C$ x EUR:
Notional Amount	152.4	-	-	-	-	-	152.4	1.2
Average Unit Price	1.6	-	-	-	-	-	1.6

NDF MXN x R$:
Notional Amount	84.8	-	-	-	-	-	84.8	1.3
Average Unit Price	0.2	-	-	-	-	-	0.2

NDF ARS x US$:
Notional Amount	2,546.7	-	-	-	-	-	2,546.7	(86.3)
Average Unit Price	43.4	-	-	-	-	-	43.4

NDF CLP x US$:
Notional Amount	544.1	-	-	-	-	-	544.1	56.0
Average Unit Price	631.9	-	-	-	-	-	631.9

NDF UYU x US$:
Notional Amount	165.2	-	-	-	-	-	165.2	(7.0)
Average Unit Price	33.9	-	-	-	-	-	33.9

NDF BOB x US$:
Notional Amount	304.6	-	-	-	-	-	304.6	(3.1)
Average Unit Price	7.2	-	-	-	-	-	7.2

NDF PYG x US$:
Notional Amount	648.6	-	-	-	-	-	648.6	9.0
Average Unit Price	6,023.4	-	-	-	-	-	6,023.4

BM&F Euro Futures:
Notional Amount	0.0	-	-	-	-	-	0.0	(0.2)
Average Unit Price	0.0	-	-	-	-	-	0.0

NDF MXN x US$:
Notional Amount	80.4	-	-	-	-	-	80.4	27.3
Average Unit Price	0.1	-	-	-	-	-	0.1

NDF MXN x CLP:
Notional Amount	104.3	-	-	-	-	-	104.3	7.7
Average Unit Price	31.5	-	-	-	-	-	31.5

(1)     Negative notional amounts represent an excess of liabilities over assets at any given moment.

Equity Swap Risk

We established several share-based payment programs that allow our directors, officers and certain other employees to receive share-based compensation under certain conditions.

As part of these programs, our board of directors approved equity swap transactions on May 16, 2017, December 21, 2017, May 15, 2018 and December 20, 2018, respectively, pursuant to which we will receive any price variation related to the difference between the strike price and the trading price of our shares or ADRs at the maturity of the swap. Ambev will pay CDI or Libor plus a fee over the notional value of the transaction. The objective of the transaction is to neutralize the possible effects of the stock prices’ oscillation, considering our share-based payment programs as eventual share price increases would result in a positive gain on the equity swap transaction mitigating the higher cost of purchasing shares in the market to deliver to the employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

The contracts approved on December 21, 2017 may result in an exposure of up to 80 million common shares (of which all or part may be through ADRs), with a value of up to R$1.8 million. The contracts approved on December 20, 2018 may result in an exposure of up to 80 million common shares (of which all or part may be through ADRs), with a value of up to R$1.5 billion and, together with the balance of the agreements executed in the context of the approvals of May 16, 2017 and December 21, 2017 and not yet settled, may result in an exposure of up to 80 million common shares.

As of December 31, 2018, an exposure equivalent to R$1.5 billion in our shares (or ADR’s) was partially hedged, resulting in a loss in income statement of R$378.2 million.

	Maturity Schedule of Equity Swap Derivatives as of December 31, 2018
Derivatives Instruments	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
Equity Swap:
Notional Amount	1,108.4	-	-	-	-	-	1,108.4	(242.9)
Average Unit Price (R$/Share)	19.3	-	-	-	-	-	19.3

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

The Depositary has made payments to us in the amount of US$2.8 million during 2018.  These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.              DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.              MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.              CONTROLS AND PROCEDURES

A.            Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2018, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer.  While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  Based upon the Company’s evaluation, as of December 31, 2018, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2018, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2018, the Company’s internal control over financial reporting is effective.

C.            Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018, has been audited by Deloitte Touche Tohmatsu Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on Company’s internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F.

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

ITEM 16C.           PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal years ended December 31, 2018, 2017 and 2016.  The table below sets forth the total amount we were billed by Deloitte in 2018, 2017 and 2016 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2018	Year Ended December 31, 2017	Year Ended December 31, 2016
	(in R$ thousand)
Audit fees	4,621	4,306	4,532
Audit-related fees	3,864	3,382	3,512
Tax fees	1,312	-	1,103
All other fees	29	113	20
Total	9,826	7,801	9,167

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

Tax Fees

Tax fees in 2016 and 2018 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2018, 2017 and 2016 have been audited by Deloitte Touche Tohmatsu Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm.  The offices of Deloitte Touche Tohmatsu Auditores Independentes are located at Avenida Dr. Chucri Zaidan, 1240, 4th to 12th floors, 04711-130, São Paulo, SP, Brazil.  They are members of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and of the Public Company Accounting Oversight Board (PCAOB) and their registration numbers are SP 011.609/O-8 and 1045, respectively.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2019	0	0.00	Not Specified	Not Specified
January-2019	0	0.00	Not Specified	Not Specified
December-2018	0	0.00	Not Specified	Not Specified
November-2018	111,475	16.46	Not Specified	Not Specified
October-2018	20,866	17.48	Not Specified	Not Specified
September-2018	42,696	18.85	Not Specified	Not Specified
August-2018	98,790	19.30	Not Specified	Not Specified
July-2018	22,179	19.81	Not Specified	Not Specified
June-2018	65,587	20.04	Not Specified	Not Specified
May-2018	292,665	20.18	Not Specified	Not Specified
April-2018	350,709	23.64	Not Specified	Not Specified
March-2018	1,857,789	23.25	Not Specified	Not Specified
February-2018	291,262	22.09	Not Specified	Not Specified
January-2018	637,394	21.74	Not Specified	Not Specified
December-2017	493,724	20.69	Not Specified	Not Specified
November-2017	279,041	20.45	Not Specified	Not Specified
October-2017	78,803	21.01	Not Specified	Not Specified
September-2017	841,850	20.11	Not Specified	Not Specified
August-2017	788,027	19.55	Not Specified	Not Specified
July-2017	213,382	18.92	Not Specified	Not Specified
June-2017	262,702	18.39	Not Specified	Not Specified
May-2017	317,969	19.07	Not Specified	Not Specified
April-2017	437,084	17.68	Not Specified	Not Specified
March-2017	390,678	17.46	Not Specified	Not Specified
February-2017	36,522	17.11	Not Specified	Not Specified
January-2017	3,690,690	16.78	Not Specified	Not Specified
December-2016	170,024	16.49	Not Specified	Not Specified
November-2016	166,797	17.83	Not Specified	Not Specified
October-2016	108,375	18.71	Not Specified	Not Specified
September-2016	202,158	19.66	Not Specified	Not Specified
August-2016	351,594	19.53	Not Specified	Not Specified
July-2016	24,400	19.22	Not Specified	Not Specified
June-2016	180,981	18.77	Not Specified	Not Specified
May-2016	985,389	18.88	Not Specified	Not Specified
April-2016	369,266	18.80	Not Specified	Not Specified
March-2016	231,646	18.70	Not Specified	Not Specified
February-2016	76,999	17.69	Not Specified	Not Specified
January-2016	329,219	17.28	Not Specified	Not Specified

(1)     May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

ITEM 16F.           CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

As disclosed in our current report on Form 6-K furnished on August 9, 2018, our board of directors approved the engagement of PricewaterhouseCoopers Auditores Independentes, or PwC, as our independent registered public accounting firm beginning January 1, 2019. PwC will replace Deloitte as a result of the end of the term of the services agreement with Deloitte.

Deloitte’s audit report dated March 22, 2019 on our consolidated financial statements for the fiscal year ended December 31, 2018 does not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles. Deloitte’s audit report dated March 16, 2018 on our consolidated financial statements for the fiscal year ended December 31, 2017 also did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

Deloitte’s audit report dated March 22, 2019 on the effectiveness of our internal control over financial reporting as of December 31, 2018 does not contain a disclaimer of opinion nor was it modified as to audit scope or otherwise. Deloitte’s audit report dated March 16, 2018 on the effectiveness of our internal control over financial reporting as of December 31, 2017 also did not contain a disclaimer of opinion nor was it modified as to audit scope or otherwise.

During the two fiscal years preceding the rotation of Deloitte, there were no disagreements between us and Deloitte on any matters of accounting principles or practices, financial statement disclosure or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte, would have caused Deloitte to make reference to the subject matter of the disagreement in its report on our consolidated financial statements. During the two fiscal years preceding the rotation of Deloitte, there were no “reportable events” as that term is defined in Item 3.04(a)(1)(v) of Regulation S-K.

We have provided Deloitte with a copy of this Item 16F and have requested and received from Deloitte a letter addressed to the SEC stating whether or not Deloitte agrees with the above statements. A copy of the letter from Deloitte is attached as Exhibit 16.1 to this annual report.

During the two fiscal years preceding the rotation of Deloitte, neither us nor anyone acting on our behalf, consulted PwC regarding any of the matters or events set forth in Item 3.04(a)(2) of Regulation S-K.

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

See “Item 17—Financial Statements.”

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

3.5

Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016).

8.1.	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 and amended on May 16, 2017 (English-language translation).
11.2

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014 and on March 28, 2016 (English-language translation).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
16.1	Letter from Deloitte Touche Tohmatsu Auditores Independentes to the SEC, dated March 22, 2019 regarding the change in independent registered public accounting firm.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By:         /s/ Bernardo Pinto Paiva
Name:    Bernardo Pinto Paiva
Title:       Chief Executive Officer

By:         /s/ Fernando Mommensohn Tennenbaum
Name:    Fernando Mommensohn Tennenbaum
Title:       Chief Financial Officer

Date: March 22, 2019.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ambev S.A.

São Paulo - SP - Brazil

Opinion on internal control over financial reporting

We have audited the internal control over financial reporting of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2018, based on criteria established in the Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013), issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s consolidated financial statements as of and for the year ended December 31, 2018, and our report, dated March 22, 2019, expressed an unqualified opinion on those financial statements.

Basis for opinion

The Company’s Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

São Paulo, Brazil

March 22, 2019

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors of

Ambev S.A.

São Paulo - SP - Brazil

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2018 and 2017, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards – IFRS as issued by the International Accounting Standards Board - IASB.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board - PCAOB (United States), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission - COSO, and our report, dated March 22, 2019, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for opinion

These financial statements are the responsibility of the Company’s Management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission – SEC and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by Management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

São Paulo, Brazil

March 22, 2019

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

We have served as the Company’s auditor since 2015.

© 2019 Deloitte Touche Tohmatsu. All rights reserved.

AMBEV S.A. FINANCIAL STATEMENTS

Consolidated Income Statements

Years ended December 31, 2018, 2017 and 2016

(Expressed in million of Brazilian Reais)

	Note	2018	2017	2016

Net sales	6	50,231.3	47,899.3	45,602.6
Cost of sales		(19,269.6)	(18,041.8)	(16,678.0)
Gross profit		30,961.7	29,857.5	28,924.6

Distribution expenses		(6,736.5)	(6,295.5)	(6,085.5)
Sales and marketing expenses		(5,729.5)	(5,620.0)	(5,925.0)
Administrative expenses		(2,367.2)	(2,623.8)	(2,166.1)
Other operating income/(expenses)	7	947.3	1,217.3	1,223.1
Exceptional items	8	(86.4)	(108.7)	1,134.3
Income from operations		16,989.4	16,426.8	17,105.4

Finance cost	11	(4,562.2)	(4,268.3)	(4,597.9)
Finance income	11	738.8	774.4	895.9
Net finance cost		(3,823.4)	(3,493.9)	(3,702.0)

Share of result of joint ventures		1.0	(3.1)	(5.0)
Income before income tax		13,167.0	12,929.8	13,398.4

Income tax and social contribution expense	12	(1,789.6)	(5,079.3)	(315.0)
Net income		11,377.4	7,850.5	13,083.4

Attributable to:
Equity holders of Ambev		11,024.7	7,332.0	12,546.6
Non-controlling interests		352.7	518.5	536.8

Basic earnings per share – common - R$	21	0.7014	0.4668	0.7993
Diluted earnings per share – common - R$	21	0.6953	0.4629	0.7929

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2018, 2017 and 2016

(Expressed in million of Brazilian Reais)

	2018	2017	2016

Net income	11,377.4	7,850.5	13,083.4

Items that will not be recycled to profit or loss:
Full recognition of actuarial gains/(losses)	25.7	124.6	(129.6)

Items that may be recycled subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge in foreign operations	(130.8)	-	23.3
Investment hedge - put option granted on subsidiary	(85.5)	61.7	707.8
Gains/losses on translation of other foreign operations	1,982.7	1,890.6	(4,858.8)
Gains/losses on translation of foreign operations	1,766.4	1,952.3	(4,127.7)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,747.2	189.3	(579.3)
Removed from Equity (Hedge reserve) and included in profit or loss	(1,253.5)	324.4	(494.0)
Total cash flow hedge	493.7	513.7	(1,073.3)

Other comprehensive (loss)/income	2,285.8	2,590.6	(5,330.6)

Total comprehensive income	13,663.2	10,441.1	7,752.8

Attributable to:
Equity holders of Ambev	13,188.9	9,891.7	7,610.4
Non-controlling interest	474.3	549.4	142.4

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in note 17 - Deferred income tax and social contribution.

Consolidated Balance Sheets

As at December 31, 2018 and December 31, 2017

(Expressed in million of Brazilian Reais)

Assets	Note	2018	2017

Property, plant and equipment	13	20,097.0	18,822.3
Goodwill	14	34,276.2	31,401.9
Intangible	15	5,840.6	4,674.7
Investments		257.1	238.0
Investment securities	16	147.3	122.0
Deferred tax assets	17	2,017.5	2,279.3
Employee benefits	23	64.3	58.4
Derivative financial instruments	27	34.9	35.2
Income tax and social contributions recoverable		3,834.4	2,312.7
Other recoverable taxes		539.8	225.0
Other assets		1,687.4	1,964.4
Non-current assets		68,796.5	62,133.9

Investment securities	16	13.4	11.9
Inventories	18	5,401.8	4,319.0
Trade receivable	19	4,879.3	4,944.8
Derivative financial instruments	27	220.0	350.0
Income tax and social contributions recoverable		1,285.4	2,770.4
Other recoverable taxes		863.3	600.2
Other assets		1,202.9	1,367.2
Cash and cash equivalents	20	11,463.5	10,354.5
Current assets		25,329.6	24,718.0

Total assets		94,126.1	86,851.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets (continued)

As at December 31, 2018 and December 31, 2017

(Expressed in million of Brazilian Reais)

Equity and liabilities	Note	2018	2017

Equity	21
Issued capital		57,710.2	57,614.1
Reserves		70,215.3	63,361.2
Carrying value adjustments		(71,584.9)	(74,966.5)
Equity attributable to equity holders of Ambev		56,340.6	46,008.8
Non-controlling interests		1,206.8	1,974.0
Total Equity		57,547.4	47,982.8

Interest-bearing loans and borrowings	22	862.1	1,231.9
Employee benefits	23	2,343.7	2,310.7
Derivative financial instruments	27	2.5	2.4
Deferred tax liabilities	17	2,424.6	2,329.2
Income tax and social contribution payable		2,227.8	2,418.0
Taxes and contributions payable		675.6	771.6
Trade payables	25	126.1	175.1
Provisions	26	426.2	512.6
Put option granted on subsidiary and other liabilities		2,661.8	429.1
Non-current liabilities		11,750.4	10,180.6

Bank overdrafts	20	-	1.8
Interest-bearing loans and borrowings	22	1,560.6	1,321.1
Wages and salaries		851.6	1,047.2
Dividends and interest on shareholders’ equity payable		807.0	1,778.6
Derivative financial instruments	27	679.3	215.1
Income tax and social contribution payable		1,558.6	1,668.4
Taxes and contributions payable		3,781.6	3,825.4
Trade payables	25	14,050.0	11,854.0
Provisions	26	173.0	169.0
Put option granted on subsidiary and other liabilities		1,366.6	6,807.9
Current liabilities		24,828.3	28,688.5

Total liabilities		36,578.7	38,869.1

Total equity and liabilities		94,126.1	86,851.9

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity

Years ended December 31, 2018

(Expressed in million of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017	57,614.1	54,701.0	8,660.2	-	(74,966.5)	46,008.8	1,974.0	47,982.8
Impact of the adoption of IFRS 15 (i)	-	-	-	(355.4)	-	(355.4)	-	(355.4)
At January 1 st, 2018	57,614.1	54,701.0	8,660.2	(355.4)	(74,966.5)	45,653.4	1,974.0	47,627.4

Net Income	-	-	-	11,024.7	-	11,024.7	352.7	11,377.4

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,643.5	1,643.5	122.9	1,766.4
Cash flow hedges	-	-	-	-	495.9	495.9	(2.2)	493.7
Actuarial gains/(losses)	-	-	-	-	24.8	24.8	0.9	25.7
Total comprehensive income	-	-	-	11,024.7	2,164.2	13,188.9	474.3	13,663.2
Capital increase	96.1	(89.9)	-	-	-	6.2	96.9	103.1
Effect of application of IAS 29 (hyperinflation) (iii)	-	(8.2)	-	3,544.1	258.2	3,794.1	(2.4)	3,791.7
Gains/(losses) of controlling interest´s share (ii)	-	-	-	-	1,042.5	1,042.5	(1,088.6)	(46.1)
Tax on fictitious dividends	-	-	-	-	(7.4)	(7.4)	-	(7.4)
Dividends distributed	-	-	-	(2,515.1)	-	(2,515.1)	(247.4)	(2,762.5)
Interest on shareholder´s equity	-	-	-	(5,030.5)	-	(5,030.5)	-	(5,030.5)
Purchase of shares and result on treasury shares	-	12.3	-	-	-	12.3	-	12.3
Share-based payments	-	166.1	-	-	-	166.1	-	166.1
Prescribed/(complement) dividends	-	-	-	30.1	-	30.1	-	30.1
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,331.5	(1,331.5)	-	-	-	-
Investments reserve	-	-	5,442.3	(5,442.3)	-	-	-	-
At December 31, 2018	57,710.2	54,781.3	15,434.0	-	(71,584.9)	56,340.6	1,206.8	57,547.4

(i) As described in Note 3 - Summary of significant account policies.

(ii) Of these amount, R$1,035.2 refers to renegotiation of shareholders agreement from Tenedora, as described in Note 1 (b).

(iii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies. These effects did not contains the impact refers of income for the period, which is reflects in the income statement as net income, by the amount of R$(291.8) attributable to equity holders of Ambev and R$(292.4) to non-controlling interests.

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

Years ended December 31, 2017

(Expressed in million of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2016	57,614.1	54,529.9	9,700.1	-	(77,019.1)	44,825.0	1,826.3	46,651.3

Net Income	-	-	-	7,332.0	-	7,332.0	518.5	7,850.5

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,928.6	1,928.6	23.7	1,952.3
Cash flow hedges	-	-	-	-	513.4	513.4	0.3	513.7
Actuarial gains/(losses)	-	-	-	-	117.7	117.7	6.9	124.6
Total comprehensive income	-	-	-	7,332.0	2,559.7	9,891.7	549.4	10,441.1
Options granted on subsidiary	-	-	-	-	(380.4)	(380.4)	-	(380.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	(12.1)	(12.1)	29.5	17.4
Tax on fictitious dividends	-	-	-	-	(38.7)	(38.7)	-	(38.7)
Dividends distributed	-	-	-	(3,612.8)	-	(3,612.8)	(431.2)	(4,044.0)
Interest on shareholder´s equity	-	-	(3,770.1)	(1,099.6)	-	(4,869.7)	-	(4,869.7)
Purchase of shares and result on treasury shares	-	13.7	-	-	-	13.7	-	13.7
Share-based payments	-	157.4	-	-	-	157.4	-	157.4
Prescribed dividends	-	-	-	34.7	-	34.7	-	34.7
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,552.3	(1,552.3)	-	-	-	-
Investments reserve	-	-	1,177.9	(1,177.9)	-	-	-	-
At December 31, 2017	57,614.1	54,701.0	8,660.2	-	(74,966.5)	46,008.8	1,974.0	47,982.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Changes in Equity (continued)

Years ended December 31, 2016

(Expressed in million of Brazilian Reais)

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2015	57,614.1	54,373.6	8,201.2	-	(71,857.0)	48,331.9	2,001.8	50,333.7

Net Income	-	-	-	12,546.6	-	12,546.6	536.8	13,083.4

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(3,728.8)	(3,728.8)	(398.9)	(4,127.7)
Cash flow hedges	-	-	-	-	(1,076.7)	(1,076.7)	3.4	(1,073.3)
Actuarial gain/(losses)	-	-	-	-	(130.7)	(130.7)	1.1	(129.6)
Total comprehensive income	-	-	-	12,546.6	(4,936.2)	7,610.4	142.4	7,752.8
Options granted on subsidiary	-	-	-	-	(144.1)	(144.1)	-	(144.1)
Gains/(losses) of controlling interest´s share	-	-	-	-	(2.8)	(2.8)	37.6	34.8
Exchange transaction of shareholdings	-	-	-	-	(3.1)	(3.1)	-	(3.1)
Dividends distributed	-	-	-	(5,651.8)	-	(5,651.8)	(355.5)	(6,007.3)
Interest on shareholder´s equity	-	-	(2,039.2)	(3,454.2)	-	(5,493.4)	-	(5,493.4)
Purchase of shares and result on treasury shares	-	94.8	-	-	-	94.8	-	94.8
Share-based payments	-	61.5	-	-	-	61.5	-	61.5
Prescribed dividends	-	-	-	21.6	-	21.6	-	21.6
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,819.5	(1,819.5)	-	-	-	-
Investments reserve	-	-	1,718.6	(1,718.6)	-	-	-	-
At December 31, 2016	57,614.1	54,529.9	9,700.1	-	(77,019.1)	44,825.0	1,826.3	46,651.3

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Cash Flow Statements

Years ended December 31, 2018, 2017 and 2016

(Expressed in million of Brazilian Reais)

	Note	2018	2017	2016

Net income		11,377.4	7,850.5	13,083.4
Depreciation, amortization and impairment		4,023.1	3,612.1	3,512.0
Impairment losses on receivables and inventories		125.6	156.3	196.5
Additions/(reversals) in provisions and employee benefits		171.7	168.3	347.1
Net finance cost	11	3,823.4	3,493.9	3,702.0
Losses/(gain) on sale of property, plant and equipment and intangible assets		29.8	(49.4)	(70.9)
Losses/(gain) on sale of operations in subsidiaries		(80.2)	-	-
Losses/(gain) on sale of operations in associates		-	(41.7)	-
Gains on exchange transaction of shareholdings		-	-	(1,240.0)
Equity-settled share-based payment expense	24	161.0	209.3	170.3
Income tax expense	12	1,789.6	5,079.3	315.0
Share of result of joint ventures		(1.0)	3.1	5.0
Other non-cash items included in the profit		(1,239.2)	196.3	(737.4)
Cash flow from operating activities before changes in working capital and use of provisions		20,181.2	20,678.0	19,283.0

(Increase)/decrease in trade and other receivables		(149.2)	(265.6)	(578.4)
(Increase)/decrease in inventories		(1,167.1)	(63.8)	(437.1)
Increase/(decrease) in trade and other payables		869.8	(105.8)	(565.1)
Cash generated from operations		19,734.7	20,242.8	17,702.4

Interest paid		(621.9)	(557.3)	(724.9)
Interest received		500.4	337.9	597.7
Dividends received		9.3	7.3	111.0
Income tax paid		(1,711.3)	(2,156.6)	(5,341.8)
Cash flow from operating activities		17,911.2	17,874.1	12,344.4

Proceeds from sale of property, plant and equipment and intangible assets		102.4	101.9	133.6
Acquisition of property, plant and equipment and intangible assets		(3,571.0)	(3,203.6)	(4,132.7)
Acquisition of subsidiaries, net of cash acquired		(133.4)	(333.3)	(1,824.2)
Acquisition of other investments		(8.5)	(1.1)	(37.6)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities		(16.1)	276.9	(37.1)
Net proceeds/(acquisition) of other assets		(49.1)	86.2	-
Cash flow from investing activities		(3,675.7)	(3,073.0)	(5,898.0)

Capital increase		6.2	-	-
Proceeds/(repurchase) of treasury shares		7.3	(38.6)	0.4
Acquisition of non-controlling interest		(3,060.6)	-	-
Proceeds from borrowings		2,304.9	2,904.4	3,792.0
Repayment of borrowings		(2,499.0)	(5,441.7)	(1,896.2)
Cash net of finance costs other than interests		(1,153.2)	(1,459.5)	(3,207.8)
Payment of finance lease liabilities		(13.1)	(9.0)	(2.9)
Dividends and Interest on shareholder´s equity paid		(8,814.1)	(8,819.8)	(10,330.6)
Cash flow from financing activities		(13,221.6)	(12,864.2)	(11,645.1)

Net increase/(decrease) in cash and cash equivalents		1,013.9	1,936.9	(5,198.7)
Cash and cash equivalents less bank overdrafts at beginning of year (i)		10,352.7	7,876.8	13,617.7
Effect of exchange rate fluctuations		96.9	539.0	(542.2)
Cash and cash equivalents less bank overdrafts at end of year (i)		11,463.5	10,352.7	7,876.8

(i) Net of bank overdrafts.

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the consolidated financial statements:

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policies
4.	Use of estimates and judgments
5.	Segment reporting
6.	Net sales
7.	Other operating income/(expenses)
8.	Exceptional items
9.	Payroll and related benefits
10.	Additional information on operating expenses by nature
11.	Finance cost and income
12.	Income tax and social contribution
13.	Property, plant and equipment
14.	Goodwill
15.	Intangible
16.	Investment securities
17.	Deferred income tax and social contribution
18.	Inventories
19.	Trade receivables
20.	Cash and cash equivalents
21.	Changes in equity
22.	Interest-bearing loans and borrowings
23.	Employee benefits
24.	Share-based payments
25.	Trade payables
26.	Provisions
27.	Financial instruments and risks
28.	Operating leases
29.	Collateral and contractual commitments with suppliers, advances from customers and other
30.	Contingent liabilities
31.	Non - cash items
32.	Related parties
33.	Group companies
34.	Insurance
35.	Events after the reporting period

1.    CORPORATE INFORMATION

(a)    Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, has purpose directly or through the participation in other companies,  produces and sells beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its and third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and similar, among others.

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

The financial statements were approved by the Board of Directors on February 27th, 2019.

(b)   Major corporate events in 2018, 2017 and 2016

Application of inflation accounting and financial reporting in hyperinflationary economies

In June 2018, the Argentinean peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina to exceed 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies as of January 1st ,2018 (beginning of the reporting period in which it identifies the existence of hyperinflation).

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and conversion into Brazilian Real at the period closing exchange rate.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries in these consolidated interim financial statements applying the IAS 29 rules as follows:

•

hyperinflation accounting was applied as of January1st, 2018 (under paragraph 4 of IAS 29, the standard applies to the financial statements of any entity from the beginning of the reporting period in which it identifies the existence of hyperinflation);

•

non-monetary assets and liabilities stated at historical cost (e.g. property plant and equipment, intangible assets, goodwill, etc.) and equity of subsidiaries in Argentina were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power until 31 December 2017 were reported in retained earnings and the impacts of changes in the general purchasing power from January 1st, 2018 are reported through the income statement on a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 - Finance cost and income). Under paragraph 3 of IAS 29, there is no a general price index, but allow to be executed judgement when restatement of financial statements becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index).

•

the income statement is adjusted at the end of each reporting period using the change in the general price index and is converted at the closing exchange rate of each period (rather than the year to date average rate for non hyperinflationary economies), thereby restating the year to date income statement account both for inflation index and currency conversion;

•

the prior year income statement and the first and second quarter of 2018 and balance sheet of the Argentinean subsidiaries were not restated. Under paragraph 42 (b) of IAS 21 when amounts are translated into the currency of a non-hyperinflationary economy, comparative amounts shall be those that were presented as current year amounts in the relevant prior year financial statements (i.e. not adjusted for subsequent changes in the price level or subsequent changes in exchange rates).

The net assets impacts of the Company on December 31, 2018 are presents as below:

Assets	12/31/2018

Property, plant and equipment	1,394.9
Goodwill	1,686.4
Intangible	976.3
Non-current assets	4,057.6

Inventories	72.8
Current assets	72.8

Total assets	4,130.4

Equity and liabilities

Equity
Reserves	(8.2)
Carrying value adjustments	258.2
Retained earnings	3,252.4
Equity attributable to equity holders of Ambev	3,502.4
Non-controlling interests	(2.4)
Total Equity	3,500.0

Deferred tax liabilities	630.4
Non-current liabilities	630.4

Total liabilities	630.4

Total equity and liabilities	4,130.4

The income statement of year ended 2017 of operations in Argentina were translated at an average rate of 0.193096 Argentinean pesos per Brazilian Real. The income statement of year ended December 31, 2018 of operations in Argentina was corrected by inflation index and, later translated at the December 31, 2018 closing rate of 0.102486 Argentinean pesos per Brazilian Real, in consequence of IAS 29 application.

In year ended December 31, 2018, the adoption to Hyperinflation Accounting in accordance with the IFRS rules, resulted in (i) a positive R$182.5 adjustment reported in the finance results, (ii) a negative impact on the Profit of R$292.4.

Exchange contracts for future financial flows - Equity Swap

On December 21, 2017 Ambev's Board of Directors approved the execution, by the Company or its subsidiaries, of equity swap contracts through financial institutions to be defined by the Company's management, having as underlying asset the shares issued by the Company or American Depositary Receipts (ADR’s), without losses on the liquidation, within the regulatory term, of the contracts still in force. The settlement of the approved equity swap contracts shall occur within a maximum period of 18 months from approval, such contracts may result in exposure up to 44 million common shares (of which all or part may be through ADR's), with a limit value up to R$820 million.

On May 15, 2018 Ambev’s Board of Directors approved the conclusion of new equity swap contracts, without losses on the liquidation, within the regulatory term, of the contracts still in force. The settlement of the new approved equity swap shall occur within a maximum period of 18 months from approval, and such contracts may result in exposure up to 80 million common shares ( which all or part may be through ADR's), with a limit value up to R$1.8 million.

On December 20, 2018, the Board of Directors of Ambev approved the conclusion of new equity swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity swap contracts still in force. The settlement of the new approved equity swap contracts shall occur within a maximum period of 18 months from approval, and such contracts may result in exposure up to 80 million common shares (of which all or part may be through ADRs), with a limit value up to R$1.5 billion, in addition to contracts already executed in the context of the approvals of December 21, 2017 and May 15, 2018, and which have not yet been settled, may result in an exposure up to 137,394,353 common shares (all or part of which may be through ADR's).

Addendum to the Agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was added in October 2018 to reflect certain changes in the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1st, 2019. The agreement will be in force until December 31, 2027.

Sale of subsidiary

On June 8, 2018 the Company concluded the sale of all shares of the subsidiary, Barbados Bottling Co. Limited, active in the Soft drink segment, by the amount of US$53 million, corresponding to R$179 million. An result of this transaction the Company recorded a gain of US$22 million, corresponding to R$75 million at the transaction date and to R$79 million in December 31, 2018, in the income statement as Exceptional item.

Perpetual licensing agreement with Quilmes

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. - CCU. The agreement also foreseed the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 million by Quilmes to CCU. The transaction was closed on May 2, 2018, following the approval, on April 27, 2018, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main transaction documents and verification of other usual conditions closing. The Company recorded a gain of 306 million of Argentinean pesos, corresponding to R$50 million on the transaction date and to R$30 million in December 31, 2018 in the income statement as a result of the application of the accounting practice for the exchange of assets involving transactions under common control as Exceptional item.

Renegotiation of shareholders agreement from Tenedora

On December 1st, 2017, Ambev  informed  its  shareholders  and  the  general  market  that  the  E. León Jimenes, S.A. (“ELJ”), partner of Ambev in Tenedora, S.A. (“Tenedora”), which holds almost all shares of Cervecería Nacional Dominicana, S.A (“CND”), would exercise partially, as provide for in shareholders’ agreement of Tenedora, ELJ put option with relation to approximately 30% of capital stock by Tenedora. Due the partial put exercise option, the Company will pay to ELJ the amount of R$3 billion (equivalent to USD 926.5 million) and would be the holder of approximately 85% of Tenedora, and ELJ will remain with 15% interest of CND. Considering the strategic importance of alliance with the ELJ, the  Board of Directors of Ambev approved this date the change of the call option term from 2019 to 2022, of the period for the call option granted by ELJ to the Company to become exercisable. The transaction was subject to certain conditions precedent that was concluded on January 18, 2018.

Adherence to the Special Tax Regularization Program - PERT 2017

During the third quarter of 2017, the Company adhere a Special Program for Tax Regularization, fixed by Provisional Measure no. 783, from May 31, 2017, extended by the Provisional Measure no. 798 (“PERT 2017 in August, 30 2017”), undertaking to pay some tax assessments that were in dispute, including debts from its subsidiaries, for a total amount of R$3.5 billion, already considering discounts according to the program, having paid the amount of approximately R$960 million in 2017 and undertaking to pay the remaining value in 145 monthly installments, with interest, starting in January, 2018, the installments owed until moment, have been paid.

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

2.    STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the accounting basis of going concern and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) that were effective as of December 31, 2018.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in accounting policies and calculation methods used for the financial statements as of December 31, 2018 in relation to those presented in the financial statements for the years ended December 31, 2017 and 2016, except for the polices described below:

IFRS 9 - Financial Instruments replace IAS 39 for periods beginning on after January 1st, 2018), introduces new requirements for the classification of financial assets, that depends on the entity's business model and the contractual characteristics of the cash flow of the financial instruments; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9 also removes the volatility in the result caused by changes in the credit risk of liabilities determined to be measured at fair value.

The company has applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning January 1st, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements under IAS 39. The company performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially its financial position, financial performance or risk management activities.

IFRS 15 - Revenue from Contracts with Customers requires that the revenue recognition be done depict the transfer of goods or services to customers on amounts that reflect the consideration to which the Company expects to be entitled in exchange for those goods or services. The new standard for periods beginning on after January 1st, 2018 result in more and enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements.

The company has applied IFRS 15 Revenue from Contracts with Customers as of the effective date (January 1st, 2018) in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity, in Retained earnings, at the date of initial application without the restatement of prior periods. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the Retained earnings by R$355.4, to reflect the changes in accounting policies related to certain rebates granted to customers that, in accordance whit the IFRS 15, should be tied to the transaction price underlying 2017 revenue.

(a)   Basis of preparation and measurement

The financial statements are presented in million of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest million indicated. The measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)   Recently issued IFRS

The reporting standards below were published and are mandatory for future annual reporting periods. Although IFRSs anticipate early adoption, in Brazil, regulators have prevented this anticipation in order to preserve aspects of comparability. Accordingly, for the period ended December 31, 2018, these standards were not applied in the preparation of these financial statements:

IFRS 16 Leases (effective from annual periods beginning on or after January 1st, 2019) replaces the current lease accounting requirements and introduces significant changes to lessee accounting as it removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date.

IFRS 16 also requires to recognize a depreciation charge related to the right-of-use assets and an interest expense on the lease liabilities, as compared to the recognition of operating lease expense or rental cost on a straight-line basis over the lease term under prior requirements. In addition, the company will amend the consolidated cash flow statement presentation, to segregate the payment of leases into a principal portion presented within financing activities and an interest component presented within operating activities.

For short-term leases and leases of low value assets, the company will continue to recognize a lease expense on a straight-line basis as permitted by IFRS 16. The company as a lessor will continue to classify leases as either finance leases or operating leases and account for those two types of leases differently.

The company has chosen the full retrospective application of IFRS 16 and, consequently, will restate the comparative information in the 2019 financial statements. In addition, the company will apply the practical expedient available on transition to IFRS 16 to not reassess whether a contract is or contains a lease. Accordingly, the definition of a lease under IAS 17 and related interpretations will continue to apply to the leases entered or modified before January 1st, 2019.

The company has assessed the estimated impact that the initial application of IFRS 16 will have on its consolidated financial statements. On transition to IFRS 16, the company estimates that it will recognize R$1,547.4 of right-of-use assets and R$1,670.1 of lease liabilities, recognizing the difference in retained earnings. When measuring lease liabilities, the company discounted lease payments using incremental borrowing rates at January 1st, 2019. The weighted average rate applied is 12.5%.

Other Standards, Interpretations and Amendments to Standards

The other amendments to standards effective for annual periods beginning after January 1st, 2019, have not been listed above because of either their non-applicability to or their immateriality to Ambev’s consolidated financial statements.

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

The excess: (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the acquire (when applicable); and (iii) of the fair value, at acquisition date, of any previous equity interest in the acquire, over the fair value of the net identifiable assets acquired, at the date of acquisition, is recorded as goodwill. When the consideration transferred is less than the fair value of net assets acquired, the difference is recognized directly in income.

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

i) Predecessor basis of accounting

In accordance with IAS 8, Management has adopted an accounting practice which is consistent with United States Generally Accepted Accounting Principles (USGAAP) and United Kingdom Generally Accepted Accounting Principles (UKGAAP), the predecessor basis of accounting to record the carrying amount of the asset received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value at the transfer date. If the book value of assets and liabilities transferred by the parent are different from the historical cost registered by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, in counterpart to shareholders' equity against the carrying value adjustments.

ii) Assets Swap

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

Net investment in a foreign operation (quasi-equity)

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

Financial reporting in hyperinflationary economies

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated for changes in the general purchasing power of the local currency applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period and translated to Real at the closing rate of the period.

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2018	2017	2016	2018	2017	2016

CAD	Canadian Dollars	Canada and Cuba	2.8431	2.6380	2.4214	2.8092	2.4567	2.6348
DOP	Dominican Pesos	Dominican republic	0.0770	0.0685	0.0700	0.0734	0.0674	0.0755
USD	US Dollar	Ecuador (i), Panamá and Cuba(ii)	3.8748	3.3080	3.2591	3.6348	3.2017	3.4749
GTQ	Quetzal	Guatemala	0.5001	0.4500	0.4343	0.4837	0.4344	0.4570
PEN	Novo Sol	Peru (i)	-	-	0.9720	-	-	1.0269
ARS	Argentinean Peso	Argentina	0.1025	0.1762	0.2056	0.1371	0.1931	0.2354
BOB	Bolivian Peso	Bolivia	0.5567	0.4753	0.4683	0.5222	0.4600	0.4993
PYG	Guarani	Paraguay	0.0007	0.0006	0.0006	0.0006	0.0006	0.0006
UYU	Uruguayan Peso	Uruguay	0.1196	0.1151	0.1114	0.1181	0.1116	0.1166
CLP	Chilean Peso	Chile	0.0056	0.0054	0.0049	0.0057	0.0049	0.0051
COP	Colombian Peso	Colombia (i)	-	-	0.0011	-	-	0.0011
BBD	Barbadian Dollar	Barbados	1.9101	1.6307	1.6075	1.7918	1.5783	1.7139

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

The Company operates its business through three zones identified as reportable segments:

▪ Latin America North, which includes our operations (a) in Brazil, where we operate two business sub units: (i) beer and (ii) CSD and NANC; and (b) in Central America Operations (“CAC”), which includes our operations in the Dominican Republic (which also serves the islands of the Caribbean: Saint Vincent, Dominica, Antigua and Barbados), Guatemala (which also serves El Salvador and Nicaragua), Cuba, Panama, Puerto Rico and Costa Rica;

▪  Latin America South, which includes our operations in Argentina, Bolivia, Chile, Paraguay, Uruguay, Ecuador, Peru and Colombia.

▪  Canada, represented by Labatt’s operations.

(f)    Revenue recognition

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to the Company, as described below.

Revenue comprises the fair value of the amount received or receivable upon selling products or rendering services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of elimination of sales between group companies.

Goods sold

The company recognizes revenue when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•         Identification of the contracts with a customer

•         Identification of the performance obligations in the contracts

•         Determination of the transaction price

•         Allocation of the transaction price to the performance obligations in the contracts

•         Revenue recognition when performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to receive in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable amount, the company estimates the amount of consideration to which it will be entitled in exchange for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the uncertainty is resolved.

Finance income

Finance income consists of interest received or receivable on funds invested, foreign exchange gains, gains on currency hedging instruments offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as fair value through profit or loss, as well as any gains from hedge ineffectiveness.

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

Property, plant and equipment, and depreciation include the effects of the predecessor basis of accounting (Note 3 (c)).

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

Goodwill is determined as the excess (i) of the consideration paid; (ii)  of the amount of any non-controlling interests in the acquire (when applicable); and (iii) of the fair value, at acquisition date, of any previous equity interest in the acquire, over the fair value of the net identifiable assets acquired at the date of acquisition. All business combinations are accounted for by applying the purchase method.

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

Goodwill is expressed in the functional currency of the cash generating unit or joint operation to which it relates and translated to Real using the year-end exchange rate.

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

(n)   Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of the consideration that is unconditional unless they contain significant financing components, when they are recognized at fair value. The Company holds trade and receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses whereby impairment allowances for trade receivables are measured on initial recognition on the basis of the expected 12-month credit losses. This is primarily based on past experience with credit losses, current data on overdue receivables and credit score information. Forward-looking information (such as forecast economic performance indicators) is also taken into consideration if, based on past experience, such indicators show a significant correlation with actual credit losses. Typically trade receivables which are outstanding for more than 90 days are fully written-off.

Other receivables is mainly composed by loans to customers, cash deposits on guarantees and tax receivables. These instruments are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in the profit or loss.

(o)   Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with insignificant risks of changes in value, and readily convertible into cash. They are stated at face value, which approximates their fair value.

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

The Company manages defined benefit and/or defined contribution plans and/or medical and dental assistance for employees of its companies located in Brazil and in its subsidiaries located in Dominican Republic, Barbados, Panama, Uruguai, Bolivia, Argentina and Canada.

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

Other post-employment obligations

The Company and some of its subsidiaries provide post-employment medical benefits, reimbursement of medication expenses and other benefits to certain retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

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

(v)   Financial Instruments and hedge accounting

Classification and Measurement

The company uses financial instruments to implement its risk management strategy and policies. Derivatives are generally used to mitigate the impact of foreign currencies, interest rates, equity prices and commodity prices on the company’s performance. The Company financial risk management policy prohibits the use of derivatives when not related to the Company’s core business.

Financial assets (except for an accounts receivable without a significant financing component) or financial liability is initially measured at fair value, plus, for an item not measured at fair value through profit or loss, transaction costs which are directly attributable to their acquisition or issue. Accounts receivables without a significant financing component are initially measured at the transaction price.

In the initial recognition, a financial asset is classified: at amortized cost; fair value through other comprehensive income - debt instrument; at fair value through other comprehensive income - equity instruments; or at fair value through profit or loss.

Financial assets are not reclassified subsequent to initial recognition, unless the Group changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the post-change business model.

The classification of the Company’s financial assets is as follows:

•

Debt instruments at fair value through other comprehensive income, with gains or losses recycled to profit or loss on derecognition. Financial assets in this category are the Company’s quoted debt instruments which are held within a business model to both collect cash flows and sell.

•

Equity instruments designated at fair value through other comprehensive income, with no recycling of gains or losses to profit or loss on derecognition. This category only includes equity instruments, which the company intends to hold for the foreseeable future and which the Company has irrevocably elected to so classify upon initial recognition or transition. These instruments are not subject to impairment test.

•

Financial assets at fair value through profit or loss comprise derivative instruments and equity instruments which the company had not irrevocably elected, at initial recognition or transition, to classify at fair value through other comprehensive income. This category also includes debt instruments whose cash flow characteristics are not held within a business model whose objective is either to collect contractual cash flows, or to both collect contractual cash flows and sell.

The measurement of the Company’s financial assets is as follows:

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the risk related to variability in foreign exchange rates, interest rates and commodity prices. Derivative financial instruments, although contracted to protect the exposure, but does not match all hedge accounting requirement, will be recognize at fair value through profit or loss.

Derivative financial instruments are initially recognized at fair value. Fair value is the value at which an asset can be realized and a liability settled between knowledgeable and willing parties under normal market conditions. The fair value of derivative financial instruments can be obtained from market prices or from pricing models that consider current market rates, as well as the credit quality of the counterparty.

Subsequent to the initial recognition, the derivative financial instruments are remeasured at their fair value at the date of the financial statements. Changes in the fair value of the derivative financial instrument are recognized in current income, except when these are cash flow hedge or net investment hedges, where changes in fair value are recognized in the comprehensive income.

The company enters into commodity derivatives that have similar critical terms as the hedged item. Company applies component hedging to its commodities. The hedged component is contractually specified and matches those defined in the derivative contract, therefore the hedge ratio is 1:1. Hedge effectiveness is performed on a qualitative basis. Whenever the critical terms do not match, the company uses hypothetical derivative method to assess effectiveness. Possible sources of ineffectiveness are changes in the timing of the forecast transaction, changes in the quantity of the commodity to be hedged or changes in the credit risk of either parties to the derivative contract.

The cash flow, net investment and fair value hedge concepts are applied to all instruments that meet the hedge accounting requirements of IFRS 9 - Financial Instruments.

Cash flow hedge accounting

Cash flow hedge is applicable to protect the cash flow exposure of a recorded asset or liability, foreign currency risk and commodity price variation associated with a highly probable realization transaction, the effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve) and will be reclassified from the cash flow hedge reserve to the same line and the same period in which the cash flows futures hedged. The ineffective portion of any gain or loss is recognized immediately in the current income statement.

When a hedging instrument or a hedge relationship is extinguished, but the hedged transaction is still expected to occur, the cumulative gains and losses (up to date) remain in the comprehensive income, being reclassified in accordance with the above practice, when protection transaction occurs. If there is no more probable occurrence of the protection transaction, the accumulated gains and losses recognized in the comprehensive income are reclassified immediately to current income statement.

Fair value hedge accounting

When a derivative hedges the variability in fair value of a recognized asset or liability, or a firm commitment, any resulting (gain or loss) on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

Net investment hedge accounting

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves). Any ineffectiveness is recognized immediately in the profit or loss.

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the profit or loss.

Derivatives at fair value through profit or loss

Certain derivatives financial instruments are not qualify for hedge accounting. Changes in the fair value of any of those derivatives financial instruments are recognized immediately in profit or loss.

Impairment for financial assets

Management performs in a quarterly basis the impairment test for financial assets or group of financial assets. If there is any trigger event, the impairment of financial asset or group of financial asset will be applied. An asset or group of financial assets is impaired and impairment losses are recorded only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets ("loss event") and that event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and can be estimated reliably.

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

The recoverable amount of other assets is determined as the higher of their fair value less costs to sell and value in use. For an asset that does not generate largely independent cash inflows, the recoverable amount for the cash-generating unit to which the asset belongs. The recoverable amount of the cash-generating units to which the goodwill and the intangible assets with indefinite useful life belong is based at fair value net of selling expenses, using EBITDA multiples observed on the market in previous business combinations involving comparable businesses in the brewing industry. For some CGUs, these calculations are corroborated by the use of the value-in-use approach, where free cash flow of these CGUs are discounted at fair value using a discount rate before taxes that reflects current valuation models of the time value of money and the risks specific to the asset.

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

Effective from annual periods beginning on or after January 1st, 2019, IFRS 16 replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date (Note 3 (b)).

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

There is no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index).

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

(viii) joint arrangements (Note 3 (c));

(ix) measurement of financial instruments, including derivatives (Note 3 (v)); and

(x) inflation accounting and financial reporting in hyperinflationary economies (Nota 3 (d)).

The fair values of acquired identifiable intangibles of indefinite useful life are based on an assessment of future cash flows. Impairment analyses of goodwill and indefinite-lived intangible assets are performed at least annually and whenever a triggering event occurs, in order to determine whether the carrying value exceeds the recoverable amount.

The Company uses its judgment to select a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments that are mainly based on market conditions existing at each balance sheet date.

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

As described in Note 1 (b) Application of inflation accounting and financial reporting in hyperinflationary economies, under paragraph 3 of IAS 29, there are no a general price index, but allow to be executed judgement when restatement of financial statements  becomes necessary. That way, the index used was based in Resolution 539/18 issued by Argentine Federation of Professional Boards on Economic Sciences: i) from January 1st, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index).

5.    SEGMENT REPORTING

(a)      Reportable segments – Years ended in:

	Latin America - north (i)			Latin America - south (ii)			Canada			Consolidated
	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016

Net sales	32,628.1	31,086.0	28,927.8	10,753.9	10,769.7	10,212.9	6,849.3	6,043.6	6,461.9	50,231.3	47,899.3	45,602.6
Cost of sales	(12,584.9)	(11,935.0)	(10,870.4)	(4,269.7)	(4,122.6)	(3,685.4)	(2,415.0)	(1,984.2)	(2,122.2)	(19,269.6)	(18,041.8)	(16,678.0)
Gross profit	20,043.2	19,151.0	18,057.4	6,484.2	6,647.1	6,527.5	4,434.3	4,059.4	4,339.7	30,961.7	29,857.5	28,924.6
Distribution expenses	(4,399.1)	(4,193.8)	(3,965.4)	(1,053.1)	(1,007.9)	(979.6)	(1,284.3)	(1,093.8)	(1,140.5)	(6,736.5)	(6,295.5)	(6,085.5)
Sales and marketing expenses	(3,645.3)	(3,655.5)	(3,671.1)	(1,113.9)	(1,091.3)	(1,317.6)	(970.3)	(873.2)	(936.3)	(5,729.5)	(5,620.0)	(5,925.0)
Administrative expenses	(1,696.0)	(1,954.1)	(1,486.3)	(410.8)	(384.5)	(400.2)	(260.4)	(285.2)	(279.6)	(2,367.2)	(2,623.8)	(2,166.1)
Other operating income/(expenses)	985.0	1,170.5	1,283.7	(24.6)	41.2	(39.0)	(13.1)	5.6	(21.6)	947.3	1,217.3	1,223.1
Exceptional items	18.7	(56.1)	1,183.2	(88.3)	(41.3)	(41.5)	(16.8)	(11.3)	(7.4)	(86.4)	(108.7)	1,134.3
Income from operations (EBIT)	11,306.5	10,462.0	11,401.5	3,793.5	4,163.3	3,749.6	1,889.4	1,801.5	1,954.3	16,989.4	16,426.8	17,105.4
Net finance cost	(2,211.8)	(2,693.3)	(3,694.5)	(1,431.4)	(709.5)	(439.0)	(180.2)	(91.1)	431.5	(3,823.4)	(3,493.9)	(3,702.0)
Share of result of joint ventures	(2.3)	(4.7)	(6.8)	-	-	-	3.3	1.6	1.8	1.0	(3.1)	(5.0)
Income before income tax	9,092.4	7,764.0	7,700.2	2,362.1	3,453.8	3,310.6	1,712.5	1,712.0	2,387.6	13,167.0	12,929.8	13,398.4
Income tax expense	(299.8)	(3,309.5)	1,100.1	(866.8)	(1,144.1)	(814.0)	(623.0)	(625.7)	(601.1)	(1,789.6)	(5,079.3)	(315.0)
Net income	8,792.6	4,454.5	8,800.3	1,495.3	2,309.7	2,496.6	1,089.5	1,086.3	1,786.5	11,377.4	7,850.5	13,083.4

Normalized EBITDA(iii)	14,053.2	13,233.9	12,805.0	4,893.7	4,866.6	4,501.7	2,152.0	2,047.1	2,176.4	21,098.9	20,147.6	19,483.1
Exceptional items	18.7	(56.1)	1,183.2	(88.3)	(41.3)	(41.5)	(16.8)	(11.3)	(7.4)	(86.4)	(108.7)	1,134.3
Depreciation. amortization and impairment	(2,765.4)	(2,715.8)	(2,586.7)	(1,011.9)	(662.0)	(710.6)	(245.8)	(234.3)	(214.7)	(4,023.1)	(3,612.1)	(3,512.0)
Net finance costs	(2,211.8)	(2,693.3)	(3,694.5)	(1,431.4)	(709.5)	(439.0)	(180.2)	(91.1)	431.5	(3,823.4)	(3,493.9)	(3,702.0)
Share of result of joint ventures	(2.3)	(4.7)	(6.8)	-	-	-	3.3	1.6	1.8	1.0	(3.1)	(5.0)
Income tax expense	(299.8)	(3,309.5)	1,100.1	(866.8)	(1,144.1)	(814.0)	(623.0)	(625.7)	(601.1)	(1,789.6)	(5,079.3)	(315.0)
Net income	8,792.6	4,454.5	8,800.3	1,495.3	2,309.7	2,496.6	1,089.5	1,086.3	1,786.5	11,377.4	7,850.5	13,083.4

Normalized EBITDA margin in %	43.1%	42.6%	44.3%	45.5%	45.2%	44.1%	31.4%	33.9%	33.7%	42.0%	42.1%	42.7%

Acquisition of property, plant and equipment	2,312.3	1,862.0	2,352.0	1,040.8	1,051.2	1,365.5	217.9	292.8	317.9	3,571.0	3,206.0	4,035.4

	2018	2017	2016	2018	2017	2016	2018	2017	2016	2018	2017	2016
Segment assets	51,373.8	48,811.7	50,935.0	14,447.8	11,558.5	11,149.0	10,924.3	10,204.9	9,245.8	76,745.9	70,575.1	71,329.8
Intersegment elimination										(2,246.5)	(3,077.7)	(3,968.1)
Non-segmented assets										19,626.7	19,354.5	16,479.7
Total assets										94,126.1	86,851.9	83,841.4

Segment liabilities	21,673.0	23,031.6	22,958.9	4,484.6	6,015.2	5,576.4	3,584.8	3,700.2	3,275.7	29,742.4	32,747.0	31,811.0
Intersegment elimination										(2,246.4)	(3,077.7)	(3,968.1)
Non-segmented liabilities										66,630.1	57,182.6	55,998.5
Total liabilities										94,126.1	86,851.9	83,841.4

(i) Latin America – North: includes operations in Brazil and CAC (El Salvador, Guatemala, Nicaragua, Dominican Republic, Saint Vincent, Dominica,  Antigua, Cuba,  Barbados, Panama, Puerto Rico e Costa Rica).

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

(b)     Additional information – by Business unit – Years ended in:

	Latin America - north
	CAC			Brazil			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016

Net sales	5,813.9	4,733.0	3,973.2	26,814.2	26,353.0	24,954.6	32,628.1	31,086.0	28,927.8
Cost of sales	(2,560.1)	(2,045.6)	(1,798.6)	(10,024.8)	(9,889.4)	(9,071.8)	(12,584.9)	(11,935.0)	(10,870.4)
Gross profit	3,253.8	2,687.4	2,174.6	16,789.4	16,463.6	15,882.8	20,043.2	19,151.0	18,057.4
Distribution expenses	(627.6)	(538.6)	(409.9)	(3,771.5)	(3,655.2)	(3,555.5)	(4,399.1)	(4,193.8)	(3,965.4)
Sales and marketing expenses	(561.8)	(526.4)	(456.7)	(3,083.5)	(3,129.1)	(3,214.4)	(3,645.3)	(3,655.5)	(3,671.1)
Administrative expenses	(281.5)	(265.0)	(171.7)	(1,414.5)	(1,689.1)	(1,314.6)	(1,696.0)	(1,954.1)	(1,486.3)
Other operating income/(expenses)	20.0	77.8	9.6	965.0	1,092.7	1,274.1	985.0	1,170.5	1,283.7
Exceptional items	62.4	(23.1)	(13.5)	(43.7)	(33.0)	1,196.7	18.7	(56.1)	1,183.2
Income from operations (EBIT)	1,865.3	1,412.1	1,132.4	9,441.2	9,049.9	10,269.1	11,306.5	10,462.0	11,401.5
Net finance cost	(56.8)	(46.5)	(9.2)	(2,155.0)	(2,646.8)	(3,685.3)	(2,211.8)	(2,693.3)	(3,694.5)
Share of result of joint ventures	3.9	6.0	19.0	(6.2)	(10.7)	(25.8)	(2.3)	(4.7)	(6.8)
Income before income tax	1,812.4	1,371.6	1,142.2	7,280.0	6,392.4	6,558.0	9,092.4	7,764.0	7,700.2
Income tax expense	(473.0)	(353.5)	(318.8)	173.2	(2,956.0)	1,418.9	(299.8)	(3,309.5)	1,100.1
Net income	1,339.4	1,018.1	823.4	7,453.2	3,436.4	7,976.9	8,792.6	4,454.5	8,800.3

Normalized EBITDA(iii)	2,290.0	1,842.0	1,483.8	11,763.2	11,391.9	11,321.2	14,053.2	13,233.9	12,805.0
Exceptional items	62.4	(23.1)	(13.5)	(43.7)	(33.0)	1,196.7	18.7	(56.1)	1,183.2
Depreciation. amortization and impairment	(487.1)	(406.8)	(338.0)	(2,278.3)	(2,309.0)	(2,248.7)	(2,765.4)	(2,715.8)	(2,586.7)
Net finance costs	(56.8)	(46.5)	(9.2)	(2,155.0)	(2,646.8)	(3,685.3)	(2,211.8)	(2,693.3)	(3,694.5)
Share of result of joint ventures	3.9	6.0	19.0	(6.2)	(10.7)	(25.8)	(2.3)	(4.7)	(6.8)
Income tax expense	(473.0)	(353.5)	(318.8)	173.2	(2,956.0)	1,418.9	(299.8)	(3,309.5)	1,100.1
Net income	1,339.4	1,018.1	823.3	7,453.2	3,436.4	7,977.0	8,792.6	4,454.5	8,800.3

Normalized EBITDA margin in %	39.4%	38.9%	35.3%	43.9%	43.2%	45.4%	43.1%	42.6%	44.3%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

	Brazil
	Beer			Soft drink and Non-alcoholic and non-carbonated			Total
	2018	2017	2016	2018	2017	2016	2018	2017	2016

Net sales	23,008.5	22,509.3	21,173.1	3,805.7	3,843.7	3,781.5	26,814.2	26,353.0	24,954.6
Cost of sales	(8,222.9)	(7,895.1)	(7,339.9)	(1,801.9)	(1,994.3)	(1,731.9)	(10,024.8)	(9,889.4)	(9,071.8)
Gross profit	14,785.6	14,614.2	13,833.2	2,003.8	1,849.4	2,049.6	16,789.4	16,463.6	15,882.8
Distribution expenses	(3,072.9)	(2,961.0)	(2,891.7)	(698.6)	(694.2)	(663.8)	(3,771.5)	(3,655.2)	(3,555.5)
Sales and marketing expenses	(2,897.8)	(2,953.6)	(3,044.0)	(185.7)	(175.5)	(170.4)	(3,083.5)	(3,129.1)	(3,214.4)
Administrative expenses	(1,202.6)	(1,476.3)	(1,160.2)	(211.9)	(212.8)	(154.4)	(1,414.5)	(1,689.1)	(1,314.6)
Other operating income/(expenses)	740.1	825.0	969.8	224.9	267.7	304.3	965.0	1,092.7	1,274.1
Exceptional items	(37.0)	(28.2)	1,014.3	(6.7)	(4.8)	182.4	(43.7)	(33.0)	1,196.7
Income from operations (EBIT)	8,315.4	8,020.1	8,721.4	1,125.8	1,029.8	1,547.7	9,441.2	9,049.9	10,269.1
Net finance cost	(2,155.0)	(2,646.8)	(3,685.3)	-	-	-	(2,155.0)	(2,646.8)	(3,685.3)
Share of result of joint ventures	(6.2)	(10.7)	(25.8)	-	-	-	(6.2)	(10.7)	(25.8)
Income before income tax	6,154.2	5,362.6	5,010.3	1,125.8	1,029.8	1,547.7	7,280.0	6,392.4	6,558.0
Income tax expense	173.2	(2,956.0)	1,418.9	-	-	-	173.2	(2,956.0)	1,418.9
Net income	6,327.4	2,406.6	6,429.2	1,125.8	1,029.8	1,547.7	7,453.2	3,436.4	7,976.9

Normalized EBITDA (i)	10,350.0	10,047.3	9,618.6	1,413.2	1,344.6	1,702.6	11,763.2	11,391.9	11,321.2
Exceptional items	(37.0)	(28.2)	1,014.3	(6.7)	(4.8)	182.4	(43.7)	(33.0)	1,196.7
Depreciation, amortization and impairment	(1,997.6)	(1,999.0)	(1,911.5)	(280.7)	(310.0)	(337.3)	(2,278.3)	(2,309.0)	(2,248.8)
Net finance costs	(2,155.0)	(2,646.8)	(3,685.3)	-	-	-	(2,155.0)	(2,646.8)	(3,685.3)
Share of result of joint ventures	(6.2)	(10.7)	(25.8)	-	-	-	(6.2)	(10.7)	(25.8)
Income tax expense	173.2	(2,956.0)	1,418.9	-	-	-	173.2	(2,956.0)	1,418.9
Net income	6,327.4	2,406.6	6,429.2	1,125.8	1,029.8	1,547.7	7,453.2	3,436.4	7,976.9

Normalized EBITDA margin in %	45.0%	44.5%	45.4%	37.1%	35.8%	45.0%	43.9%	43.2%	45.4%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

6.    NET SALES

Reconciliation between gross sales and net sales:

	2018	2017	2016
Gross sales and/or services	73,628.9	72,411.0	79,551.1
Excise duty	(15,876.6)	(16,192.9)	(16,345.2)
Discounts	(7,521.0)	(8,318.8)	(17,603.3)
	50,231.3	47,899.3	45,602.6

Services provided by distributors, such as the promotion of our brands and logistics services are considered as expense when separately identifiable.

STF decision related to the inclusion of the ICMS in the taxable basis of PIS and COFINS

Considering the judgment of (Extraordinary Appeal) RE 574,706 by the Federal Supreme Court (STF) in March 2017 with binding effects, which concluded for the possibility of excluding the ICMS from the taxable basis of PIS and COFINS and also that the companies of the group have favorable judicial decisions authorizing such exclusion, the Company recognized in the income statement the amount of R$654.6 in December 31, 2018 (R$ 241.2 in December 31, 2017).

7.    OTHER OPERATING INCOME / (EXPENSES)

	2018	2017	2016
Government grants/NPV of long term fiscal incentives	820.1	993.7	1,166.5
(Additions)/reversals to provisions	(42.0)	(12.9)	(132.9)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation in associates	(29.8)	91.1	70.9
Other operating income/(expenses), net	199.0	145.4	118.6
	947.3	1,217.3	1,223.1

Government grants are not recognized until there is reasonable assurance that the Company will meet related conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

8.    EXCEPTIONAL ITEMS

	2018	2017	2016
Result through exchange transaction of shareholdings (i)	30.0	-	1,240.0
Restructuring (ii)	(175.5)	(105.5)	(79.8)
Result on sale of subsidiary (iii)	78.6	-	-
Acquisition of subsidiary	(1.5)	-	-
Effect of application of IAS 29 (hyperinflation)	(18.0)	-	-
Others	-	(3.2)	(25.9)
	(86.4)	(108.7)	1,134.3

(i) As described in Note 1(b) Perpetual licensing agreement with Quilmes.

(ii) The restructuring expenses recognized refers mainly to realignment of structure and processes in the Latin America – North and Latin America – South geographical segment.

(iii) As described in Note 1(b) Sale of subsidiary.

9.    PAYROLL AND RELATED BENEFITS

	2018	2017	2016
Wages and salaries	3,422.0	3,371.2	3,038.9
Social security contributions	789.3	741.1	727.2
Other personnel cost	726.6	616.2	613.8
Increase in liabilities for defined benefit plans	142.0	138.7	151.7
Share-based payment	162.7	236.9	189.3
Contributions to defined contribution plans	32.2	18.9	25.3
	5,274.8	5,123.0	4,746.2

The payroll expense and related benefits are presented in the income statement as below:

	2018	2017	2016
Cost of sales	1,814.7	1,714.8	1,912.3
Distribution expenses	987.7	791.5	780.8
Sales and marketing expenses	1,239.0	1,096.8	989.8
Administrative expenses	1,085.4	1,470.1	970.3
Net finance cost	103.0	42.9	95.9
Exceptional items	45.0	6.9	(2.9)
	5,274.8	5,123.0	4,746.2

10.    ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2018, 2017 and 2016:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2018	2017	2016	2018	2017	2016

Cost of sales	2,681.9	2,364.7	2,283.3	10.3	6.2	4.3
Distribution expenses	225.2	197.6	200.9	-	-	-
Sales and marketing expenses	581.4	532.2	538.0	117.1	142.3	222.9
Administrative expenses	231.8	231.1	182.5	175.2	142.0	95.8
	3,720.3	3,325.6	3,204.7	302.6	290.5	323.0

11.    FINANCE COST AND INCOME

(a)     Finance costs

	2018	2017	2016
Interest expense	(1,281.2)	(1,571.6)	(1,547.3)
Capitalized borrowings	0.4	2.3	3.9
Net Interest on pension plans	(103.0)	(77.6)	(105.6)
Losses on hedging instruments and exclusive investment funds	(1,266.1)	(616.7)	(1,575.1)
Interest on provision for disputes and litigations	(132.7)	(225.9)	(619.5)
Exchange variation	(756.9)	(339.5)	(310.4)
Interest and foreign exchange rate on loans	(8.0)	(16.8)	-
Financial instruments at fair value through profit or loss	(107.1)	-	-
Tax on financial transactions	(337.6)	(179.7)	(224.6)
Bank guarantee expenses	(126.3)	(89.5)	(87.1)
Other financial results	(264.6)	(176.5)	(132.2)
	(4,383.1)	(3,291.5)	(4,597.9)

Non-recurring finance cost	(179.1)	(976.8)	-
	(4,562.2)	(4,268.3)	(4,597.9)

The exceptional net finance cost refers to the realization of the exchange variation of loans settled with related parties, historically recognized in shareholders' equity, in the amount of R$179.1 in December 31st, 2018 (R$835.7 in December 31st, 2017). Additionally, in 2017 the Company recorded an amount of R$141.0 related to PERT 2017 which Ambev applied for – see Note 19 - Income tax and social contribution.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev interest rate risk (Note 27 – Financial instruments and risks). The interest expense are as follows:

	2018	2017	2016
Financial instruments measured at amortized cost	(597.6)	(477.6)	(545.6)
Financial instruments at fair value through profit or loss	(683.6)	(1,076.2)	(961.0)
Fair value hedge - hedged items	-	(19.7)	(49.3)
Fair value hedge - hedging instruments	-	1.9	8.6
	(1,281.2)	(1,571.6)	(1,547.3)

(b)     Finance income

	2018	2017	2016
Interest income	454.0	458.8	513.6
Gains on derivative and exclusive investment funds	84.9	73.7	113.5
Financial instruments at fair value through profit or loss	-	227.6	247.5
Other financial results	17.4	14.3	21.3
	556.3	774.4	895.9

Effect of application of IAS 29 (hyperinflation)	182.5	-	-
	738.8	774.4	895.9

Interest income arises from the following financial assets:

	2018	2017	2016
Cash and cash equivalents	270.7	233.4	241.5
Investment securities held for trading	12.9	26.9	51.1
Other receivables	170.4	198.5	221.0
	454.0	458.8	513.6

12.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2018	2017	2016
Income tax expense - current	(1,833.5)	(5,332.3)	(413.9)

Deferred tax expense on temporary differences	(246.1)	891.9	(732.5)
Deferred tax over taxes losses carryforwards movements in the current period	290.0	(638.9)	831.4
Total deferred tax (expense)/income	43.9	253.0	98.9

Total income tax expenses	(1,789.6)	(5,079.3)	(315.0)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2018	2017	2016
Profit before tax	13,167.0	12,929.8	13,398.4
Adjustment on taxable basis
Others non-taxable income	(400.8)	(310.9)	(392.0)
Government grants related to sales taxes	(1,807.3)	(1,889.1)	(1,528.6)
Share of result of joint ventures	(1.0)	3.1	5.0
Non-deductible expenses	305.5	91.1	539.3
Complement of income tax of foreign subsidiaries due in Brazil	503.0	560.4	148.0
Results of intercompany transactions	(693.4)	(547.5)	640.7
	11,073.0	10,836.9	12,810.8
Aggregated weighted nominal tax rate	29.98%	29.22%	30.16%
Taxes payable – nominal rate	(3,319.5)	(3,166.6)	(3,864.0)
Adjustment on tax expense
Income tax Incentives	219.7	304.6	264.5
Deductible interest on shareholders' equity	1,710.4	1,649.0	1,867.7
Tax savings from goodwill amortization	72.3	175.2	142.0
Withholding income tax	(220.0)	(356.9)	153.1
Recognition / write-off of deferred charges on tax losses	(41.6)	(178.9)	796.7
PERT 2017	-	(2,784.7)	-
Effect of application of IAS 29 (hyperinflation)	(107.3)	-	-
Others with reduced taxation	(103.6)	(721.0)	325.0
Income tax and social contribution expense	(1,789.6)	(5,079.3)	(315.0)
Effective tax rate	13.59%	39.28%	2.35%

The main events that impacted the effective tax rate in the period were:

▪

Government subsidy on sales taxes: Related to regional incentives, related primarily to local production, that, when reinvested are not taxed for income tax and social contribution purposes, which explains the  impact in the effective tax rate. The amount above is impacted by the fluctuation in volume, price and eventual increase on State VAT (ICMS).

▪	Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12.973/14.
▪	Results of intercompany transactions: reflect the reality of taxation in the countries in which the subsidiaries with which the loan operations are carried out are located.
▪

Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate its shareholders’ through payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

▪

PERT 2017: amongst the contingencies covered by the Federal Tax Amnesty Program (“PERT ”), there is a litigation whose purpose was to discuss the Presumed Profit method used by CRBS (one of Ambev’s subsidiaries in Brazil) to calculate its Corporate Income Taxes (namely, “IRPJ” and “CSLL”). The total amount booked as an expense, after the conversion of the Provisional Measure 783/ into Law, was R$2,926 million (principal, fine and interests), being R$2,785 million booked as non-recurring expenses under Corporate Income Tax and R$141 million under Financial Results.

13.    PROPERTY, PLANT AND EQUIPMENT

	2018
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at end of previous year	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1
Effect of movements in foreign exchange	118.6	(52.7)	(110.8)	17.2	(27.7)
Effect of application of IAS 29 (hyperinflation)	630.0	2,301.5	566.6	91.0	3,589.1
Acquisition through exchange transaction of shareholdings	99.7	97.9	0.1	0.2	197.9
Acquisitions	18.8	574.6	141.0	2,786.1	3,520.5
Disposals and write-off	(39.2)	(1,007.8)	(369.6)	-	(1,416.6)
Transfer to other asset categories	585.0	1,595.7	386.8	(2,730.3)	(162.8)
Others	-	8.0	-	-	8.0
Balance at end	10,374.8	28,056.0	5,690.6	1,422.1	45,543.5

Depreciation and Impairment
Balance at end of previous year	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)
Effect of movements in foreign exchange	(39.7)	(141.0)	51.1	-	(129.6)
Effect of application of IAS 29 (hyperinflation)	(110.7)	(1,366.7)	(431.4)	-	(1,908.8)
Depreciation	(327.9)	(2,504.3)	(708.1)	-	(3,540.3)
Impairment losses	(36.4)	(160.8)	17.2	-	(180.0)
Disposals and write-off	68.8	945.3	337.6	-	1,351.7
Transfer to other asset categories	1.1	(33.5)	1.7	-	(30.7)
Others	-	4.0	-	-	4.0
Balance at end	(3,030.7)	(18,230.7)	(4,185.1)	-	(25,446.5)
Carrying amount:
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3
December 31, 2018	7,344.1	9,825.3	1,505.5	1,422.1	20,097.0

	2017
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total

Acquisition cost
Balance at end of previous year	8,330.2	22,764.3	4,584.2	1,740.7	37,419.4
Effect of movements in foreign exchange	3.1	34.6	(27.3)	8.3	18.7
Business combinations	228.9	(24.7)	-	-	204.2
Acquisitions	10.2	626.1	171.8	2,367.4	3,175.5
Disposals and write-off	(25.9)	(555.5)	(125.4)	-	(706.8)
Transfer to other asset categories	415.4	1,657.8	473.2	(2,857.3)	(310.9)
Others	-	36.2	-	(1.2)	35.0
Balance at end	8,961.9	24,538.8	5,076.5	1,257.9	39,835.1

Depreciation and Impairment
Balance at end of previous year	(2,278.2)	(13,075.3)	(2,912.1)	-	(18,265.6)
Effect of movements in foreign exchange	(12.1)	(104.9)	0.3	-	(116.7)
Depreciation	(299.0)	(2,245.5)	(655.9)	-	(3,200.4)
Impairment losses	-	(125.0)	(0.2)	-	(125.2)
Disposals and write-off	5.3	539.5	109.5	-	654.3
Transfer to other asset categories	(1.9)	29.7	5.2	-	33.0
Others	-	7.8	-	-	7.8
Balance at end	(2,585.9)	(14,973.7)	(3,453.2)	-	(21,012.8)
Carrying amount:
December 31, 2016	6,052.0	9,689.0	1,672.1	1,740.7	19,153.8
December 31, 2017	6,376.0	9,565.1	1,623.3	1,257.9	18,822.3

Capitalized interests and fixed assets provided as security are not material. Effective from annual periods beginning on or after January 1st, 2019, IFRS 16 replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases, with more assets and liabilities to be reported on the balance sheet and a different recognition of lease costs and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date (Note 3 (b)).

14.    GOODWILL

	2018	2017

Balance at end of previous year	31,401.9	30,511.2
Effect of movements in foreign exchange	1,224.8	489.7
Effect of application of IAS 29 (hyperinflation)	1,686.5	-
Acquisition, (write-off) and disposal through business combinations	(37.0)	401.0
Balance at the end of year	34,276.2	31,401.9

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	2018	2017
LAN:
Brazil	BRL	17,668.4	17,668.4
Goodwill		102,911.0	102,911.0
Non-controlling transactions (i)		(85,242.6)	(85,242.6)
Dominican Republic	DOP	3,510.1	3,163.6
Cuba (ii)	USD	2.0	2.7
Panama	PAB	1,346.3	1,149.3

LAS:
Argentina (iii)	ARS	1,950.7	443.9
Bolivia	BOB	1,370.6	1,170.1
Chile	CLP	48.7	47.0
Paraguay	PYG	873.2	786.1
Uruguay	UYU	177.4	170.7

NA:
Canada	CAD	7,328.8	6,800.1
		34,276.2	31,401.9

(i) It refers to the exchange of shareholdings operation occurred in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at balance sheet date.

(iii)Variation refers mainly to application of inflation accounting and financial reporting in hyperinflationary economies, as described in Note 1 (b).

Annual impairment testing

The Company completed its annual impairment test for goodwill and concluded that, based on the assumptions described below, no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Company believes that all of its estimates are reasonable: they are consistent with the Company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While a change in the estimates used could have a material impact on the calculation of the fair values and trigger an impairment charge, the Company, based on the sensitivity analysis performed is not aware of any reasonably possible change in a key assumption used that would cause a business unit’s carrying amount to exceed its recoverable amount.

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 36% of total assets as of December 31, 2018 (36% as of December 31, 2017) is tested for impairment at the cash- generating unit level (that is one level below the reporting segments), at least annually. The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. In a business combination occurs, goodwill is allocated as from the acquisition date, to each of business units that are expected to benefit from the synergies of the combination.

The methodology used by the Company to determine the recoverable value of all its CGUs is the net fair value of selling expenses, using multiples of the profit before the financial result, income tax and depreciation and amortization expenses (“EBITDA”), observed in the market in previous comparable business transactions in the domestic and international brewing industry. The values used by the Company in this approach are based on external sources of information. This measurement is classified in level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable value was EBITDA multiples practiced in observed transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs whose invested capital exceeds 7 times their EBITDA should have their recoverable value determined based on the value-in-use approach to determine if such amount exceeds their carrying amount. In the last analysis carried out by the Company, no CGU met this criterion.

However, for the UGCs Brazil and the Dominican Republic, the Company also used discounted cash flow projections to determine the recoverable amount, in order to corroborate the conclusions reached by applying the net fair value of expenses approach, the recoverable amount of these UGCs does not exceed their recoverable value. The selection of these UGCs considered quantitative and qualitative aspects, since UGC Brasil is the most representative for the Company, and for UGC Dominican Republic, the Company already had cash flow projections, used to determine the fair value of the issued in favor of ELJ (see Note 21 (d.4) for further details on the ELJ put option).

The key judgments, estimates and key assumptions used in the discounted free cash flow of these CGUs calculations are generally as follows:

▪	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;
▪

In the second to fourth years of the model, free cash flows are based on AB InBev's strategic plan as approved by key management.  AB InBev's strategic plan is prepared per country and is based on external sources in respect of macro-economic assumptions, industry, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed cost, capital expenditure and working capital assumptions;

▪

From the fifth to the tenth year of the model, as well as for perpetuity, the cash flows are extrapolated using expected long-term consumer price indices and the growth of the beer market, based on external sources specific from each UGC;

▪	Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities on this metric.

For our cash flow analysis, the growth rate applied ranged from 1.5% to 3.6%.

The WACC applied in R$ for each CGU:

CGU	2018
Dominican Republic	12.14%
Brazil	11.20%

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from those estimates under different assumptions or market or macroeconomic conditions.

15.    INTANGIBLE

	2018
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	3,514.7	2,333.3	1,144.6	540.7	7,533.3
Effect of movements in foreign exchange	252.3	2.3	(43.3)	12.1	223.4
Acquisitions	972.5	59.7	151.5	104.5	1,288.2
Disposal	-	-	4.2	46.6	50.8
Acquisitions through business combination	(39.2)	(28.1)	(16.2)	-	(83.5)
Disposals through exchange transaction of shareholdings	0.2	-	-	-	0.2
Transfers to other assets categories	2.7	25.9	205.7	(82.1)	152.2
Balance at end of year	4,703.2	2,393.1	1,446.5	621.8	9,164.6

Amortization and Impairment losses (i)
Balance at end of previous year	(1.9)	(1,894.6)	(711.8)	(250.3)	(2,858.6)
Effect of movements in foreign exchange	-	14.1	15.0	11.1	40.2
Effect of application of IAS 29 (hyperinflation)	-	(42.6)	(108.3)	(104.5)	(255.4)
Amortization	-	(114.6)	(152.0)	(36.0)	(302.6)
Disposal	-	28.0	16.2	-	44.2
Transfers to other assets categories	-	(2.1)	-	10.3	8.2
Balance at end of year	(1.9)	(2,011.8)	(940.9)	(369.4)	(3,324.0)
Carrying amount:
December 31, 2017	3,512.8	438.7	432.8	290.4	4,674.7
December 31, 2018	4,701.3	381.3	505.6	252.4	5,840.6

(i) The period of amortization of intangible assets of definite useful life is five years is calculated at the annual rate of 20% and recognized in income on a straight-line method.

	2017
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at end of previous year	4,160.8	2,319.4	888.5	460.7	7,829.4
Effect of movements in foreign exchange	(10.5)	7.5	(12.1)	(1.2)	(16.3)
Acquisitions	18.8	-	2.9	8.8	30.5
Acquisitions through business combination	(4.0)	-	-	-	(4.0)
Transfers to other assets categories	(650.4)	6.4	265.3	26.4	(352.3)
Others	-	-	-	46.0	46.0
Balance at end of year	3,514.7	2,333.3	1,144.6	540.7	7,533.3

Amortization and Impairment losses(i)
Balance at end of previous year	(1.9)	(1,760.8)	(597.0)	(223.8)	(2,583.5)
Effect of movements in foreign exchange	-	4.9	5.5	5.1	15.5
Amortization	-	(138.7)	(118.9)	(32.9)	(290.5)
Transfers to other assets categories	-	-	(1.4)	1.3	(0.1)
Balance at end of year	(1.9)	(1,894.6)	(711.8)	(250.3)	(2,858.6)
Carrying amount:
December 31, 2016	4,158.9	558.6	291.5	236.9	5,245.9
December 31, 2017	3,512.8	438.7	432.8	290.4	4,674.7

(i) The period of amortization of intangible assets of definite useful life is five years and amortization is calculated at the annual rate of 20% and recognized in income on a straight-line method.

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

The carrying value of intangible assets with indefinite useful lives classified as brands was allocated to the following CGU:

	2018	2017
Argentina	1,180.0	348.8
Bolivia	664.3	567.1
Brazil	4.6	4.6
Canada	244.1	223.9
Chile	72.0	69.5
Luxembourg	339.6	339.6
Paraguay	496.9	447.5
Dominican Republic	1,580.0	1,396.6
Uruguay	119.8	115.2
	4,701.3	3,512.8

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14 – Goodwill.

16.    INVESTMENT SECURITIES

	2018	2017

Debt held-to-maturity (i)	147.3	122.0
Non-current investments securities	147.3	122.0

Financial asset at fair value through profit or loss-held for trading	13.4	11.9
Current investments securities	13.4	11.9

Total	160.7	133.9

(i) The balance refers substantially to Bank Deposit Certificates - CDB linked to tax incentives and don’t have  an immediate convertibility in a known amount of cash.

17.    DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculation of the Company, among which, tax losses. The rates of these taxes in Brazil, which are expected at the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For the other regions, with operational activity, expected rates, are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America (i)	from 14% to 30%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate in the first two years from 35% to 30% and, in the following years, to 25%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profit is probable, which may be offset against temporary differences recorded currently, with a special emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2018			2017
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	10.0	-	10.0	39.0	-	39.0
Intangible	-	(1,031.1)	(1,031.1)	-	(719.5)	(719.5)
Employee benefits	614.8	-	614.8	631.1	-	631.1
Trade payables	1,807.8	(271.9)	1,535.9	1,382.4	(314.2)	1,068.2
Trade receivable	41.3	(2.3)	39.0	52.3	-	52.3
Derivatives	18.7	(304.2)	(285.5)	6.8	(5.8)	1.0
Interest-Bearing Loans and Borrowings	2.5	(78.5)	(76.0)	-	-	-
Inventories	266.7	(44.8)	221.9	248.7	(18.1)	230.6
Property, plant and equipment	109.6	(1,386.4)	(1,276.8)	-	(920.5)	(920.5)
Withholding tax over undistributed profits and royalties	-	(863.8)	(863.8)	-	(788.6)	(788.6)
Investments in joint ventures	-	(421.6)	(421.6)	-	(421.6)	(421.6)
Loss carryforwards	791.0	-	791.0	501.0	-	501.0
Provisions	363.1	(24.0)	339.1	347.3	(39.7)	307.6
Other items	50.6	(54.6)	(4.0)	-	(30.5)	(30.5)
Gross deferred tax assets / (liabilities)	4,076.1	(4,483.2)	(407.1)	3,208.6	(3,258.5)	(49.9)
Netting by taxable entity	(2,058.6)	2,058.6	-	(929.3)	929.3	-
Net deferred tax assets / (liabilities)	2,017.5	(2,424.6)	(407.1)	2,279.3	(2,329.2)	(49.9)

The Company only offsets the balances of deferred income tax and social contribution assets against liabilities when they are within the same entity, same nature and are expected to be realized in the same period.

At December 31, 2018 the assets and liabilities deferred taxes related to combined tax losses has an expected utilization/settlement by temporary differences as follows:

	2018
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	10.0	10.0
Intangible	0.6	(1,031.7)	(1,031.1)
Employee benefits	61.2	553.6	614.8
Trade payables	(208.6)	1,744.5	1,535.9
Trade receivable	35.0	4.0	39.0
Derivatives	(302.3)	16.8	(285.5)
Interest-bearing loans and borrowings	(20.6)	(55.4)	(76.0)
Inventories	215.0	6.9	221.9
Property, plant and equipment	(82.8)	(1,194.0)	(1,276.8)
Withholding tax over undistributed profits and royalties	(72.2)	(791.6)	(863.8)
Investments in joint ventures	-	(421.6)	(421.6)
Provisions	215.8	123.3	339.1
Other items	(1.4)	(2.6)	(4.0)
Total	(160.3)	(1,037.8)	(1,198.1)

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Its use is based on the projection of the future existence of taxable profits, according to the reality of the past years and to the projections of the Company's business in the economies where it is located, in compliance, therefore, with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	2018
2019	255.0
2020	69.5
2021	50.8
2022	25.6
2023	40.8
2024 à 2026	271.3
2027 à 2029 (i)	78.0
Total	791.0

(i) There is no expectation of realization that exceeds the term of 10 years.

As at December 31, 2018, the tax credit related to tax losses in the amount of R$624.3 (R$427.4 as at December 31, 2017) was not recorded as the realization is not probable.

Major part of the tax losses deferred asset amount do not have carryforward limit for utilization and the tax losses carried forward in relation to credit are equivalent to R$2,496.8 in December 31, 2018 (R$1,709.5  in December 31, 2017).

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2016	(61.5)
Full recognition of actuarial gains/(losses)	40.2
Investment hedge in foreign operations	(262.7)
Investment hedge - put option of a subsidiary interest	(31.8)
Cash flow hedge - gains/(losses)	(269.2)
Gains/(losses) on translation of other foreign operations	136.1
Recognized in other comprehensive income	(387.4)
Recognized in income statement	253.0
Changes directly in balance sheet	146.0
Recognized in deferred tax	35.4
Recognized in other group of balance sheet	110.6
At December 31, 2017	(49.9)
Full recognition of actuarial gains/(losses)	(3.5)
Investment hedge in foreign operations	34.5
Investment hedge - put option of a subsidiary interest	44.1
Cash flow hedge - gains/(losses)	(118.3)
Gains/(losses) on translation of other foreign operations	283.4
Recognized in other comprehensive income	240.2
Recognized in income statement	43.9
Changes directly in balance sheet	(641.3)
Recognized in deferred tax	(652.1)
Recognized in other group of balance sheet	10.8
At December 31, 2018	(407.1)

18.    INVENTORIES

	2018	2017

Finished goods	1,688.0	1,528.4
Work in progress	339.5	309.6
Raw material	2,517.3	1,816.3
Consumables	107.0	77.3
Spare parts and other	597.0	476.9
Prepayments	304.4	210.9
Impairment losses	(151.4)	(100.4)
	5,401.8	4,319.0

Write-offs/losses on inventories recognized in the income statement amounted to R$76.5 in 2018 (R$73.2 in 2017).

19.    TRADE RECEIVABLES

	2018	2017
Trade receivables	5,140.1	5,335.7
Bad debt provision	(555.3)	(521.5)
Net, trade receivables	4,584.8	4,814.2
Related parties (Note 33)	294.5	130.6
Total current trade receivables	4,879.3	4,944.8

The aging of our current trade receivables, net of impairment losses, is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due – until 30 days	Past due – between 31 - 60 days	Past due – between 61 - 90 days	Past due – between 91 - 180 days	Past due – between 181 - 360 days	Past due 360 days
Trade receivables	5,140.1	4,170.7	277.8	71.1	30.3	58.8	32.8	498.6
Bad debt provision	(555.3)	(4.3)	-	(0.3)	(0.4)	(18.9)	(32.8)	(498.6)
2018	4,584.8	4,166.4	277.8	70.8	29.9	39.9	-	-

Trade receivables	5,335.7	4,059.7	472.5	71.4	91.6	172.1	42.2	426.2
Bad debt provision	(521.5)	(5.9)	(0.1)	(0.4)	(0.8)	(45.9)	(42.2)	(426.2)
2017	4,814.2	4,053.8	472.4	71.0	90.8	126.2	-	-

Impairment losses on trade receivables recognized in the income statement in 2018 amount to R$49.8 (R$83.1 in 2017).

Company’s exposure to credit risk, currency and interest rate risks is disclosed in Note 27 -Financial instruments and risks.

20.    CASH AND CASH EQUIVALENTS

	2018	2017
Short term bank deposits (i)	5,992.8	4,688.5
Current bank accounts	4,875.7	5,077.1
Cash	595.0	588.9
Cash and cash equivalents	11,463.5	10,354.5

Bank overdrafts	-	(1.8)
Cash and cash equivalents less bank overdraft	11,463.5	10,352.7

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

Current account balances include guarantee deposits in the amount of R$356 million as of December 31, 2018 (R$294 million as of December 31, 2017) held by the subsidiary of Cuba, which are not freely transferable to the parent company for reasons of exchange restrictions.

21.    CHANGES IN EQUITY

(a) Capital stock

		2018		2017
	Million of common shares	Million of Real	Million of common shares	Million of Real

Beginning balance as per statutory books	15,717.6	57,614.1	15,717.6	57,614.1
Share issued	4.5	96.1	-	-
	15,722.1	57,710.2	15,717.6	57,614.1

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2016	(908.7)	53,662.8	700.9	1,074.9	54,529.9
Purchase of shares and result on treasury shares	13.7	-	-	-	13.7
Share-based payments	-	-	-	157.4	157.4
At December 31, 2017	(895.0)	53,662.8	700.9	1,232.3	54,701.0
Capital Increase	-	-	-	(89.9)	(89.9)
Effect of application of IAS 29 (hyperinflation) (i)	-	-	-	(8.2)	(8.2)
Purchase of shares and result on treasury shares	12.3	-	-	-	12.3
Share-based payments	-	-	-	166.1	166.1
At December 31, 2018	(882.7)	53,662.8	700.9	1,300.3	54,781.3

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

(b.1) Purchase of shares and result of treasury shares

The treasury shares comprise own issued shares reacquired by the Company and the result on treasury shares that refers to gains and losses related to share-based payments transactions and others.

Follows the changes of treasury shares:

	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real

At December 31, 2016	16.6	(312.7)	(596.0)	(908.7)
Changes during the year	(9.1)	173.0	(159.3)	13.7
At December 31, 2017	7.5	(139.7)	(755.3)	(895.0)
Changes during the year	(6.4)	118.8	(106.5)	12.3
At December 31, 2018	1.1	(20.9)	(861.8)	(882.7)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and theirs nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev economic group acquire shares of the Company.

The share-based payment reserve recorded a charge of R$161.0 in December 31, 2018 (R$209.3 and R$170.3 in December 31, 2017 and 2016, respectively) (Note 24 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total

At December 31, 2016	3,859.9	4.5	5,835.7	9,700.1
Interest on shareholder´s equity	(3,770.1)	-	-	(3,770.1)
Fiscal incentive reserve	-	-	1,552.3	1,552.3
Investments reserve	1,177.9	-	-	1,177.9
At December 31, 2017	1,267.7	4.5	7,388.0	8,660.2
Interest on shareholder´s equity	-	-	-	-
Fiscal incentive reserve	-	-	1,331.5	1,331.5
Investments reserve	5,442.3	-	-	5,442.3
At December 31, 2018	6,710.0	4.5	8,719.5	15,434.0

(c.1) Investments reserve

From net income after deductions applicable, will be aimed no more than 60% (sixty per cent) of the adjusted net profit to investment reserve so that it can support future investments.

 (c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of capital stock. The Company is not required to supplement the statutory reserve in the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, deferred payment of taxes or partial reductions of the amount due. These programs aim to promote the expansion of employment generation, regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

 (c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its By-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during the year ended 2018:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/15/2018	Dividends	07/30/2018	2018	ON	0.1600	2,515.1
Board of Directors Meeting	12/03/2018	Interest on shareholder´s equity	12/28/2018	2018	ON	0.3200	5,030.5
							7,545.6

Events during the year ended 2017:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/16/2017	Dividends	07/17/2017	2017	ON	0.1600	2,513.1
Board of Directors Meeting	12/01/2017	Interest on shareholder´s equity	12/28/2017	2017	ON	0.3100	4,869.7	(i)
Board of Directors Meeting	12/21/2017	Dividends	02/22/2018	2017	ON	0.0700	1,099.7
							8,482.5

(i) R$3,770.1 of  these interest on shareholder´s equity refer to the total amount approved for distribution in the period, and were accrued in investments reserves.

Events during the year ended 2016:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	01/15/2016	Interest on shareholder´s equity	02/29/2016	2015	ON	0.1300	2,039.2
Board of Directors Meeting	06/24/2016	Dividends	07/29/2016	2016	ON	0.1300	2,040.8
Board of Directors Meeting	10/19/2016	Dividends	11/25/2016	2016	ON	0.1600	2,511.9
Board of Directors Meeting	12/01/2016	Interest on shareholder´s equity	12/29/2016	2016	ON	0.2200	3,454.2
Board of Directors Meeting	12/22/2016	Dividends	02/23/2017	2016	ON	0.0700	1,099.1
							11,145.2

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

At December 31, 2016	(289.5)	(144.5)	(1,262.2)	(2,390.9)	2,150.7	156.1	(75,238.8)	(77,019.1)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,928.6	-	-	-	-	-	-	1,928.6
Cash flow hedges	-	513.4	-	-	-	-	-	513.4
Actuarial gains/(losses)	-	-	117.7	-	-	-	-	117.7
Total Comprehensive income	1,928.6	513.4	117.7	-	-	-	-	2,559.7
Options granted on subsidiary	-	-	-	(380.4)	-	-	-	(380.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	(12.1)	-	-	(12.1)
Tax on fictitious dividends	-	-	-	-	(38.7)	-	-	(38.7)
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2017	1,639.1	368.9	(1,144.5)	(2,771.3)	2,099.9	156.1	(75,314.7)	(74,966.5)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,643.5	-	-	-	-	-	-	1,643.5
Cash flow hedges	-	495.9	-	-	-	-	-	495.9
Actuarial gains/(losses)	-	-	24.8	-	-	-	-	24.8
Total Comprehensive income	1,643.5	495.9	24.8	-	-	-	-	2,164.2
Effect of application of IAS 29 (hyperinflation) (i)	346.4	(88.3)	0.1	-	-	-	-	258.2
Gains/(losses) of controlling interest´s share (ii)	460.1	0.8	3.4	2,651.1	(2,072.9)	-	-	1,042.5
Tax on fictitious dividends	-	-	-	-	(7.4)	-	-	(7.4)
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2018	4,089.1	777.3	(1,116.2)	(120.2)	19.6	156.1	(75,390.6)	(71,584.9)

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

(ii) Of these amount, R$1,035.2 refers to renegotiation of shareholders agreement from Tenedora, as described in Note 1 (b).

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with functional currency different from the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves comprise the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent the hedged risk has not yet impacted profit or loss (For additional information, see Note 27 – Financial instruments and risks).

(d.3) Actuarial gains and losses

The actuarial gains and losses include expectations with regards to the future pension plans obligations. Consequently, the results of actuarial gains and losses are recognized on timely basis considering best estimate obtained by Management. Accordingly, the Company recognizes on monthly basis the results of these estimated actuarial gains and losses based on the expectations presented in the independent actuarial report.

The actuarial gain of R$158.5 in 2017 arising from the surplus reverted to the Sponsor, originating from Ambev Private Pension Institute of the defined benefits plan was fully recorded under the heading of actuarial gains and losses in equity.

(d.4) Options granted on subsidiary

As part of the shareholders agreement between the Ambev and ELJ, an option to sell (“put”) was issued by Ambev in favor of E. León Jimenes, S.A. (“ELJ”) and an option to purchase (“call”) was issued by ELJ in favor of Ambev, which may result in an acquisition by Ambev of the remaining shares of Tenedora, for a value based on EBITDA, discounted of net debt, from operations, being put exercisable at any time. As disclosed in Note 1 – Corporate information, on January 18, 2018, the  ELJ exercised partially its put option related to approximately 30% of capital stock by Tenedora. Due to the partial exercise of put option, the Company became the owner of approximately 85% of Tenedora. Additionally, was approved the change of the call option term from 2019 to 2022.

On December 31, 2018 the put option held by ELJ is valued at R$2,449.3 (R$5,520.2 on December 31, 2017) and the liability categorized as “Level 3”, as the Note 27 (b) and in accordance with the IFRS 3. No value has been assigned to the call option held by the Company. The fair value of this consideration deferred was calculated by using standard valuation techniques (present value of the principal amount and future interest rates, discounted by the market rate). The criteria used are based on market information and from reliable sources and the fair value is revaluated on an annual basis.

As part of the agreement to acquire the shares of Sucos do Bem, a put option and a call option on minority shareholders' participation determined by gross revenue of its products and exercisable from 2020 has been granted, with a few exceptions. On December 31, 2018 the put option is valued at R$136.0 (R$132.0 on December 31, 2017).

The changes in these options is presented in Note 27 – Financial instruments and risks.

(d.5) Accounting for acquisition of non-controlling interests

In transactions with non-controlling interests of the same business, even when performed at arm's length terms, that present valid economic grounds and reflect normal market conditions, will be consolidated by the applicable accounting standards as occurred within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of non-controlling interest related to Old Ambev, the above mentioned adjustment was recognized in the Carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

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

Diluted earnings per share of the stock option and deferred stock is based on the net income attributable to equity holders of Ambev and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2018	2017	2016
	Common	Common	Common

Issued shares at December 31, net of treasury shares (i)	15,718.1	15,705.8	15,696.6
Effect of shares options	138.1	132.2	126.5
Weighted average number of shares (diluted) at December 31	15,856.2	15,838.0	15,823.1

(i) Not considered treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2018	2017	2016
	Common	Common	Common

Income attributable to equity holders of Ambev	11,024.7	7,332.0	12,546.6
Weighted average number of shares (non diluted)	15,718.1	15,705.8	15,696.6
Basic EPS (i)	0.7014	0.4668	0.7993

Income attributable to equity holders of Ambev	11,024.7	7,332.0	12,546.6
Weighted average numbers of shares (diluted)	15,856.2	15,838.1	15,823.2
Diluted EPS (i)	0.6953	0.4629	0.7929

(i) Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2018, the Company has done the appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made until December 2018 were approved at the Board of Directors’ Meeting.

Regarding the basis for dividends, the Company believes that the predecessor basis of accounting, as well as its presentation for comparative purposes, will not affect the determination of the minimum mandatory dividend. Therefore, the Company intends to adjust the calculation basis of the minimum mandatory dividend to delete any current and future impacts on net income resulting from the adoption of this accounting practice, related to the amortization/depreciation of surplus assets or even a possible impairment of goodwill, thus preserving the mandatory minimum dividends.

	2018	2017	2016
Net income, attributable to equity holders of Ambev	11,024.7	7,332.0	12,546.6
Prescribed/(complement) dividends	30.1	34.7	21.6
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	75.9	75.9	75.9
Impact of the adoption of IFRS 15 (i)	(355.4)	-	-
Effect of application of IAS 29 (hyperinflation) (ii)	3,544.1	-	-
Retained earnings basis for dividends and destinations to Net income reserves	14,319.4	7,442.6	12,644.1

Dividends and Interest on capital distributed and accrued to distribute based on net income for the year
Dividends and Interest on capital paid based on profit	7,545.6	3,612.7	5,651.8
Dividends approved for distribution	-	1,099.7	3,454.2
Total of dividends and Interest on capital	7,545.6	4,712.4	9,106.0
Percentage of distributed profit	53%	63%	72%

Interest on capital distributed and accrued to distribute based on the investment reserve
Interest on capital paid based on the investment reserve	-	3,770.1	-
Total of Interest on capital	-	3,770.1	-

Total of distributed and accrued to distribute	7,545.6	8,482.5	9,106.0
Percentage of distributed profit	53%	114%	72%

(i) As described in Note 3 - Summary of significant account policies.

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

22.    INTEREST-BEARING LOANS AND BORROWINGS

	2018	2017

Secured bank loans	434.7	589.3
Unsecured bank loans	212.3	413.7
Debentures and unsecured bond issues	104.7	102.7
Other unsecured loans	99.0	101.5
Financial leasing	11.4	24.7
Non-current liabilities	862.1	1,231.9

Secured bank loans	1,404.8	879.6
Unsecured bank loans	86.6	394.3
Other unsecured loans	39.2	38.4
Financial leasing	30.0	8.8
Current liabilities	1,560.6	1,321.1

Additional information regarding the exposure of the Company to the risks of interest rate and foreign currency are disclosed on Note 27 – Financial instruments and risks.

At December 31, 2018 and 2017 debts presented the following interest rates:

		2018			2017
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in USD fixed rate	4.40%	32.4	9.9	3.83%	6.4	16.5
Debt denominated in US dollars floating rate	3.59%	538.8	91.2	2.74%	78.3	476.9
Debt denominated in CAD dollars floating rate	2.43%	743.9	9.3	2.00%	685.9	-
Other latin american currency fixed rate	9.96%	11.5	212.1	9.27%	199.1	-
Other latin american currency floating rate	-	-	-	2.33%	-	5.0
Denominated Reais floating rate (TJLP and TR)	9.08%	75.3	162.3	9.22%	165.3	237.0
Reais debt - ICMS fixed rate	5.79%	37.2	91.2	5.57%	38.4	91.5
Reais debt - fixed rate	7.05%	121.5	286.1	6.63%	147.7	405.0
Total		1,560.6	862.1		1,321.1	1,231.9

Terms and debt repayment schedule – December 31, 2018

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	1,839.5	1,404.9	156.8	54.9	101.7	121.2
Unsecured bank loans	298.9	86.6	0.1	212.2	-	-
Debentures and unsecured bond issues	104.7	-	-	104.7	-	-
Unsecured other loans	138.2	39.1	38.0	22.7	16.0	22.4
Finance lease liabilities	41.4	30.0	4.9	2.9	3.6	-
	2,422.7	1,560.6	199.8	397.4	121.3	143.6

Terms and debt repayment schedule – December 31, 2017

	Total	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	1,468.9	879.6	253.6	57.7	109.4	168.6
Unsecured bank loans	808.0	394.3	413.7	-	-	-
Debentures and unsecured bond issues	102.7	-	-	-	102.7	-
Unsecured other loans	139.9	38.4	32.0	24.7	11.6	33.2
Finance lease liabilities	33.5	8.8	24.7	-	-	-
	2,553.0	1,321.1	724.0	82.4	223.7	201.8

Reconciliation of liabilities arising from financing activities

The table below details changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, or future cash flows will be classified in the company’s consolidated statement of cash flows from financing activities.

	Current liabilities	Non-current liabilities
December 31, 2017	1,321.1	1,231.9
Proceeds	7.4	2,348.1
Payments	(2,505.0)	(6.7)
Foreign exchange	115.9	74.1
Transfer between current and non-current	2,627.9	(2,628.1)
Other movements	(6.7)	(157.2)
December 31, 2018	1,560.6	862.1

Contractual clauses (covenants)

As at December 31, 2018, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social – BNDES (“BNDES”), where collateral were provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company predict only guarantees as personal collateral or are unsecured. The most loan contracts contain financial covenants including:

• financial covenants, including limitation on new indebtedness;

• going-concern;

• maintenance, in use or in good condition for the business, of the Company's assets;

• restrictions on acquisitions, mergers, sale or disposal of its assets;

• disclosure of financial statements and balance sheet; and/or

• no prohibition related to new real guarantees for loans contracted, except if: (i) expressly authorized under the aforementioned loan agreement, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates;

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

As at December 31, 2018, the Company was in compliance with all its contractual obligations for its loans and financings.

23.    EMPLOYEE BENEFITS

The Company sponsors pension plans to defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada based on employees' salaries and length of service. The entities are governed by local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

The defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by administered pension funds. During 2018, the Company contributed R$32.2 (R$18.9 and R$25.3 during 2017 and 2016, respectively) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2018 the net liability for defined benefit plans consists of the following:

	2018	2017	2016
Present value of funded obligations	(5,161.0)	(5,027.7)	(4,592.1)
Fair value of plan assets	4,059.6	4,006.2	3,845.2
Present value of net funded obligations	(1,101.4)	(1,021.5)	(746.9)
Present value of unfunded obligations	(790.9)	(757.4)	(741.3)
Present value of net obligations	(1,892.3)	(1,778.9)	(1,488.2)
Asset ceiling	(298.3)	(368.4)	(532.2)
Net liability	(2,190.6)	(2,147.3)	(2,020.4)
Other long term employee benefits	(88.7)	(105.0)	(83.8)
Total employee benefits	(2,279.3)	(2,252.3)	(2,104.2)
Employee benefits amount in the balance sheet:
Liabilities	(2,343.6)	(2,310.7)	(2,137.7)
Assets	64.3	58.4	33.5
Net liabilities	(2,279.3)	(2,252.3)	(2,104.2)

The changes in the present value of the defined benefit obligations were as follows:

	2018	2017	2016
Defined benefit obligation at January 1 st	(5,785.1)	(5,333.4)	(5,403.0)
Acquisitions through exchange transaction of shareholdings	3.5	-	(67.3)
Service cost	(42.5)	(38.2)	(43.1)
Interest cost	(335.7)	(321.5)	(320.5)
Gains and (losses) on settlements or reductions in benefits	7.0	3.9	2.2
Contributions by plan participants	(4.4)	(4.1)	(5.2)
Actuarial gains and (losses) - geographical assumptions	9.9	77.3	(20.1)
Actuarial gains and (losses) - financial assumptions	(13.1)	(140.3)	(321.1)
Experience adjustment	106.4	(115.7)	(182.8)
Reclassifications	-	(7.5)	11.1
Effect of exchange rate fluctuations	(321.0)	(306.5)	599.6
Benefits paid	423.1	400.9	416.8
Defined benefit obligation at December, 31	(5,951.9)	(5,785.1)	(5,333.4)

The present value of funded obligations include R$677.9 (R$762.0 in 2017 and R$683.4 in 2016) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2018	2017	2016
Fair value of plan assets at January 1 st	4,006.2	3,845.2	3,781.4
Interest Income	267.8	273.3	274.7
Administrative costs	(3.8)	(3.4)	(3.7)
Expected Return excluding interest income	(168.8)	(64.8)	269.8
Acquisition through business combination	-	-	73.5
Contributions by employer	213.3	183.2	175.9
Contributions by plan participants	4.7	4.5	5.6
Exchange differences	170.6	166.8	(315.3)
Curtailments, settlements and others	(8.0)	-	-
Benefits paid excluding costs of administration	(422.4)	(398.6)	(416.7)
Fair value of plan assets at December, 31	4,059.6	4,006.2	3,845.2

The real return on plan assets generated in 2018 was a gain of R$99.0 (gain of R$208.5 in 2017).

At December 31, 2018, the Company recorded R$64.3 (R$58.4 at December 31, 2017) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2018	2017	2016
Asset ceiling impact at January 1 st	58.4	33.5	8.6
Acquisitions through exchange transaction of shareholdings	(4.9)	-	10.4
Interest income/(expenses)	4.2	2.8	1.3
Change in asset ceiling excluding amounts included in interest income/(expenses)	(0.6)	8.8	15.8
Effect of exchange rate fluctuations	7.2	0.9	(2.6)
Others	-	12.4	-
Asset ceiling impact at December 31	64.3	58.4	33.5

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2018	2017	2016
Current service costs	(42.5)	(38.2)	(43.1)
Administrative costs	(3.8)	(3.4)	(3.7)
(Gains) losses on settlements and curtailments	7.3	4.2	0.7
Income from operations	(39.0)	(37.4)	(46.1)
Financial cost	(103.0)	(101.3)	(105.6)
Total expense for employee benefits	(142.0)	(138.7)	(151.7)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2018	2017	2016
Cost of sales	(19.2)	(22.3)	(24.5)
Sales and marketing expenses	(8.8)	(5.0)	(9.5)
Administrative expense	(11.0)	(10.1)	(10.2)
Financial expenses	(103.0)	(101.3)	(105.6)
Exceptional items	-	-	(1.9)
	(142.0)	(138.7)	(151.7)

The assumptions used in the calculation of the obligations are as follows:

	2018 (i)	2017 (i)	2016 (i)
Discount rate	3.9% to 9.6%	3.6% to 10.6%	3.9% to 10.5%
Inflation	2.0% to 4.0%	2.0% to 5.0%	2.0% to 5.2%
Future salary increases	1.0% to 7.1%	1.0% to 8.7%	1.0% to 8.5%
Future pension increases	2.0% to 4.0%	2.0% to 4.3%	2.0% to 4.5%
Medical cost trend rate	4.5% to 7.9% p.a. reducing to 7.9%	4.5% to 7.9% p.a. reducing to 7.9%	3.8% to 8.2% p.a. reducing to 8.2%
Dental claims trend rate	4.0%	4.3%	4.5%

Life expectation for an over 65 years old male	83 to 87	83 to 87	80 to 86
Life expectation for an over 65 years old female	85 to 89	86 to 89	83 to 89

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2018		2017		2016
In million of Brazilian Reais	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(113.8)	98.0	(119.7)	102.3	(104.7)	90.2
Discount rate	50 bases points	295.8	(314.4)	289.7	(309.2)	292.6	(311.5)
Future salary increase	50 bases points	(24.2)	23.0	(12.9)	12.3	(16.6)	15.3
Longevity	One year	(177.8)	174.0	(180.6)	176.5	(175.9)	172.9

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and its effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plans assets at December 31, 2018, 2017 and 2016 consist of the following:

	2018			2017			2016
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	50%	-	50%	50%	-	50%	41%	-	41%
Corporate bonds	7%	-	7%	7%	-	7%	13%	-	13%
Equity instruments	14%	-	14%	14%	-	14%	18%	-	18%
Cash	-	-	-	-	-	-	1%	-	1%
Others	29%	-	29%	29%	-	29%	27%	-	27%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share in the total investment portfolio.

Ambev expects to contribute approximately R$255.8 to its defined benefit plans in 2019.

24.    SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or receive shares of the Company. For all stock option programs, the fair value of the shares is estimated at the options grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, as the case, can be allocate 30%, 40%, 60%, 70% or 100% of the amount related to the profit share he received in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which transfer to third parties or the Company will only be allowed after the five-year period counted from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADR’s. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a mean of a creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided in two separate lots – Lot A and Lot B, which will be delivered to the participants of the relevant program, subject to maturation periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used in applying the Company’s option pricing model of 2018, 2017 and 2016 grants are as follows:

In R$, except when otherwise indicated	2018	(i)	2017	(i)	2016	(i)

Fair value of options granted	5.62		6.51		6.21
Share price	18.04		19.80		17.18
Exercise price	18.04		19.80		17.18
Expected volatility	26.2%		26.7%		27.0%
Vesting year	5		5		5
Expected dividends	5%		5%		5%
Risk-free interest rate	9.6%	(ii)	10.1%	(ii)	12.4%	(ii)

(i)    Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADR’s during the period, in which the risk-free interest rate of ADR’s are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2018	2017	2016

Options outstanding at January 1st	135,221	131,244	121,770
Options issued during the period	19,899	20,435	24,806
Options exercised during the period	(9,988)	(13,548)	(11,613)
Options forfeited during the period	(3,804)	(2,910)	(3,719)
Options outstanding at ended year	141,328	135,221	131,244

The range of exercise prices of the outstanding options is between R$0.001 (R$0.001 as of December 31, 2017 and R$0.02 as of December 31, 2016) and R$27.43 (R$26.09 as of December 31, 2017 and R$28.32 as of December 31, 2016) and the weighted average remaining contractual life is approximately 6.27 years (6.40 years as of December 31, 2017 and 5.96 years as of December 31, 2016).

Of the 141,328 thousand outstanding options (135,221 thousand as of December 31, 2017), 55,538 thousand options are vested as at December 31, 2018 (40,150 thousand as of December 31, 2017).

The weighted average exercise price of the options is as follows:

In R$ per share	2018	2017	2016

Options outstanding at January 1 st	15.27	13.87	12.36
Options issued during the period	18.04	19.82	17.18
Options forfeited during the period	18.55	17.88	12.83
Options exercised during the period	7.47	5.81	2.52
Options outstanding at ended period	16.16	15.27	13.87
Options exercisable at ended period	2.25	3.78	3.66

For the options exercised during 2018, the weighted average share price on the exercise date was R$21.83 (R$18.87  as of December 31, 2017).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded in the Programs.

During the period, the Company granted 426 thousand (794 thousand on December 31, 2017) deferred stocks related to the exercise of stock options granted in the previous years. These deferred stocks are valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of approximately R$7.5 on December 31, 2018 (R$15.2 on December 31, 2017). Such deferred stock units are subject to a grace period of five years counted from the options date of exercise.

During the period, the Company granted 13.055 thousand restricted shares under the Share-Based Plan, which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$239.1 on December 31, 2018. Such restricted shares units are subject to a grace period of five years counted from the date of grant.

The total number of shares purchased or granted, as the case may be,  under the Stock Option Plan and Share-Based Plan by employees, the delivery of which will be performed in the future under certain conditions (deferred stock and restricted shares), is demonstrated below:

Thousand deferred shares	2018	2017	2016

Deferred shares outstanding at January 1st	16,300	19,260	19,056
New deferred shares during the period	426	794	7,329
Deferred shares granted during the period	(3,429)	(2,874)	(6,118)
Deferred shares forfeited during the period	(989)	(880)	(1,007)
Deferred shares outstanding at ended year	12,308	16,300	19,260

Thousand deferred shares	2018	2017	2016

Restricted shares outstanding at January 1st	-	-	-
New restricted shares during the period	13,055	-	-
Restricted shares granted during the period	(296)	-	-
Restricted shares forfeited during the period	(103)	-	-
Restricted shares outstanding at ended year	12,656	-	-

Additionally, certain employees and manager of the Company received options to acquire AB Inbev shares, the compensation cost of which is recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$162.7 in the year ended December 31, 2018 (R$236.9 and R$189.3 for the year ended December 31, 2017 and 2016, respectively), recorded as administrative expenses.

25.    TRADE PAYABLES

	2018	2017

Trade payables	126.1	175.1
Non-current	126.1	175.1

Trade payables	12,774.2	10,418.4
Related Parties	1,275.8	1,435.6
Current	14,050.0	11,854.0

Total	14,176.1	12,029.1

26.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2017	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Balance as of December 31, 2018

Restructuring	8.1	0.7	-	-	8.8

Provision for disputes and litigations
Taxes on sales	226.3	0.9	170.8	(260.2)	137.8
Income tax	157.0	5.3	7.6	(0.6)	169.3
Labor	129.5	(18.4)	165.0	(157.9)	118.2
Civil	35.2	(0.3)	53.4	(33.4)	54.9
Others	125.5	(10.6)	28.1	(32.8)	110.2
Total of provision for disputes and litigations	673.5	(23.1)	424.9	(484.9)	590.4

Total provisions	681.6	(22.4)	424.9	(484.9)	599.2

(b)   Disbursement expectative

	Balance as of December 31, 2018	1 year or less	1-2 years	2-5 years	Over 5 years

Restructuring	8.8	7.9	-	0.9	-

Provision for disputes and litigations
Taxes on sales	137.8	25.7	100.5	2.8	8.8
Income tax	169.3	33.6	110.7	25.0	-
Labor	118.2	79.9	18.5	13.0	6.8
Civil	54.9	17.3	32.0	3.3	2.3
Others	110.2	8.6	26.2	72.5	2.9
Total of provision for disputes and litigations	590.4	165.1	287.9	116.6	20.8

Total provisions	599.2	173.0	287.9	117.5	20.8

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with probable likelihood of loss:

(c.1) Income and Sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income tax, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsets, credits and judicial injunctions exempting tax payment.

(c.2) Labor

The Company and its subsidiaries are involved in labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered with probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, which are mostly claiming damages resulting from the termination of their contracts.

The processes with possible probabilities are disclosed in Note 30 - Contingent liabilities.

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

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, Full deliverable forwards, Non-deliverable forwards, Swaps and Options. At December 31, 2018, the Company and its subsidiaries had no target forward, swaps with currency verification or any other derivative operations representing a risk level above the nominal value of their contracts. The derivative operations are managed on a consolidated basis and classified by strategies according to their purposes, as follows:

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

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						2018
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,793.2)	11,607.3	184.4	(394.2)	(784.4)	1,182.8	1,733.6
	Commodity	(2,597.0)	2,411.1	14.9	(270.6)	(104.1)	78.4	(160.0)
	American Dollar	(8,774.3)	8,774.3	128.4	(119.9)	(681.5)	1,080.7	1,796.0
	Euro	(152.4)	152.4	2.2	(1.0)	(3.0)	4.6	2.8
	Mexican Pesos	(269.5)	269.5	38.9	(2.7)	4.2	19.1	94.8

Fixed Assets		(890.0)	890.0	23.7	(29.3)	21.9	-	-
	American Dollar	(890.0)	890.0	23.7	(29.1)	19.3	-	-
	Euro	-	-	-	(0.2)	2.6	-	-

Expenses		(314.0)	314.0	11.4	(14.2)	(0.4)	17.7	(0.6)
	American Dollar	(311.8)	311.8	11.4	(14.2)	(0.8)	18.5	-
	Rupee	(2.2)	2.2	-	-	0.4	(0.8)	(0.6)

Cash		(15.0)	15.0	0.4	-	(347.4)	-	-
	American Dollar	-	-	0.3	-	(347.3)	-	-
	Interest rate	(15.0)	15.0	0.1	-	(0.1)	-	-

Debts		(1,010.6)	338.2	34.9	(1.1)	89.6	-	-
	American Dollar	(672.4)	-	-	-	73.2	-	-
	Interest rate	(338.2)	338.2	34.9	(1.1)	16.4	-	-

Equity Instrument		(1,535.4)	1,108.4	0.1	(243.0)	(378.2)	-	-
	Stock Exchange Prices	(1,535.4)	1,108.4	0.1	(243.0)	(378.2)	-	-

Foreign Investments		-	-	-	-	4.3	(57.0)	7.4
	American Dollar	-	-	-	-	4.3	(57.0)	7.4
As of December 31, 2018		(15,558.2)	14,272.9	254.9	(681.8)	(1,394.6)	1,143.5	1,740.4

						2017
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(9,742.3)	9,318.9	283.6	(190.0)	(563.5)	(200.2)	584.8
	Commodity	(2,378.7)	1,955.3	166.5	(70.7)	(1.5)	103.6	(4.8)
	American Dollar	(6,879.1)	6,879.1	86.3	(93.4)	(556.1)	(331.5)	630.2
	Euro	(82.9)	82.9	3.5	(0.7)	(4.7)	0.4	6.6
	Mexican Pesos	(401.6)	401.6	27.3	(25.2)	(1.2)	27.3	(47.2)

Fixed Assets		(579.5)	579.5	1.9	(10.8)	(1.9)	-	-
	American Dollar	(531.9)	531.9	1.8	(10.8)	(2.8)	-	-
	Euro	(47.6)	47.6	0.1	-	0.9	-	-

Expenses		(177.7)	177.7	0.5	(1.8)	(2.9)	3.9	1.8
	American Dollar	(169.2)	169.2	0.3	(1.6)	(3.1)	3.5	2.4
	Rupee	(8.5)	8.5	0.2	(0.2)	0.2	0.4	(0.6)

Cash		(1,328.3)	1,328.3	-	(13.1)	(266.0)	-	-
	American Dollar	(1,313.3)	1,313.3	-	(13.1)	(266.0)	-	-
	Interest rate	(15.0)	15.0	-	-	-	-	-

Debts		(919.5)	356.9	30.0	(1.8)	(67.5)	-	-
	American Dollar	(562.6)	-	-	-	(76.2)	-	-
	Interest rate	(356.9)	356.9	30.0	(1.8)	8.7	-	-

Equity Instrument		(2,347.9)	677.0	69.2	-	67.0	-	-
	Stock Exchange Prices	(2,347.9)	677.0	69.2	-	67.0	-	-
As of December 31, 2017		(15,095.2)	12,438.3	385.2	(217.5)	(834.8)	(196.3)	586.6

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

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy.

	2018
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.1%	237.6	6.8%	516.0
American Dollar	3.6%	630.0	3.6%	630.0
Canadian Dollar	2.4%	753.2	2.4%	753.2
Interest rate post fixed		1,620.8		1,899.2

Brazilian Real	6.7%	536.0	5.8%	257.6
Dominican Peso	9.4%	212.1	9.4%	212.1
American Dollar	4.4%	42.4	4.4%	42.4
Guatemala´s Quetzal	7.8%	11.4	7.8%	11.4
Interest rate pre-set		801.9		523.5

	2017
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.2%	402.3	7.6%	714.1
American Dollar	2.7%	555.3	2.7%	555.2
Canadian Dollar	2.0%	685.9	2.0%	685.9
Barbadian Dollar	2.3%	5.0	2.3%	5.0
Interest rate post fixed		1,648.5		1,960.2

Brazilian Real	6.4%	682.5	5.9%	370.8
Working Capital in Argentinean Peso	31.0%	1.8	31.0%	1.8
Dominican Peso	9.3%	188.8	9.3%	188.8
American Dollar	3.8%	22.9	3.8%	22.9
Guatemala´s Quetzal	7.8%	10.3	7.8%	10.3
Interest rate pre-set		906.3		594.6

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

1 – Probable scenario: Management expectations of deterioration in each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses parametric Value at Risk – VaR. is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and horizon of 21 days after December 31, 2018 for the calculation, which are presented in the module.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2018.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor as compared to the level observed on December 31, 2018.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(255.7)	(335.1)	(858.5)	(1,461.2)
Input purchase		255.7	341.3	905.0	1,554.2
Foreign exchange hedge	Foreign currency decrease	45.9	(125.0)	(2,253.0)	(4,552.1)
Input purchase		(45.9)	125.0	2,253.0	4,552.1
Costs effects		-	6.2	46.5	93.0

Foreign exchange hedge	Foreign currency decrease	(5.6)	(29.7)	(228.1)	(450.6)
Capex Purchase		5.6	29.7	228.1	450.6
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(2.8)	(10.1)	(81.2)	(159.7)
Expenses		2.8	10.1	81.2	159.7
Expenses effects		-	-	-	-

Foreign exchange hedge	Foreign currency increase	0.3	0.3	0.3	0.3
Cash		(0.3)	(0.3)	(0.3)	(0.3)
Interest Hedge	Decrease in interest rate	0.1	-	(1.1)	(1.3)
Interest revenue		(0.1)	-	1.1	1.3
Cash effects		-	-	-	-

Cash	Foreign currency decrease	-	12.8	168.1	336.2
Interest Hedge	Increase in interest rate	33.8	31.5	(92.6)	(109.1)
Interest expenses		(33.8)	(31.5)	92.6	109.1
Debt effects		-	12.8	168.1	336.2

Equity Instrument Hedge	Stock Exchange Price decrease	(242.9)	(273.7)	(520.0)	(797.1)
Expenses		242.9	285.1	626.7	1,010.6
Equity effects		-	11.4	106.7	213.5
		-	30.4	321.3	642.7

As of December 31, 2018 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2019	2020	2021	2022	>2022	Total

Cost		11,563.1	44.2	-	-	-	11,607.3
	Commodity	2,366.9	44.2	-	-	-	2,411.1
	American Dollar	8,774.3	-	-	-	-	8,774.3
	Euro	152.4	-	-	-	-	152.4
	Mexican Peso	269.5	-	-	-	-	269.5

Fixed asset		890.0	-	-	-	-	890.0
	American Dollar	890.0	-	-	-	-	890.0

Expenses		314.0	-	-	-	-	314.0
	American Dollar	311.8	-	-	-	-	311.8
	Rupee	2.2	-	-	-	-	2.2

Cash		15.0	-	-	-	-	15.0
	Interest rate	15.0	-	-	-	-	15.0

Debt		-	-	110.0	-	228.2	338.2
	Interest rate	-	-	110.0	-	228.2	338.2

Equity Instrument		1,108.4	-	-	-	-	1,108.4
	Stock prices	1,108.4	-	-	-	-	1,108.4
		13,890.5	44.2	110.0	-	228.2	14,272.9

		Fair Value
Exposure	Risk	2019	2020	2021	2022	>2022	Total

Cost		(208.4)	(1.4)	-	-	-	(209.8)
	Commodity	(254.3)	(1.4)	-	-	-	(255.7)
	American Dollar	8.5	-	-	-	-	8.5
	Euro	1.2	-	-	-	-	1.2
	Mexican Peso	36.2	-	-	-	-	36.2

Fixed asset		(5.6)	-	-	-	-	(5.6)
	American Dollar	(5.4)	-	-	-	-	(5.4)
	Euro	(0.2)	-	-	-	-	(0.2)

Expenses		(2.8)	-	-	-	-	(2.8)
	American Dollar	(2.8)	-	-	-	-	(2.8)

Cash		0.4	-	-	-	-	0.4
	American Dollar	0.3	-	-	-	-	0.3
	Interest rate	0.1	-	-	-	-	0.1

Debt		-	-	20.4	-	13.4	33.8
	Interest rate	-	-	20.4	-	13.4	33.8

Equity Instrument		(242.9)	-	-	-	-	(242.9)
	Stock prices	(242.9)	-	-	-	-	(242.9)
		(459.3)	(1.4)	20.4	-	13.4	(426.9)

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

As of December 31, 2018, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Merrill Lynch, Santander e Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, ScotiaBank e TD Securities.

The carrying amount of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represents the maximum exposure of credit risk as of December 31, 2018. There was no concentration of credit risk with any counterparties as of December 31, 2018.

III.     Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

IV.     Equity price risk

Through the equity swap transaction approved on May 16th, 2017, December 21,2017, May 15th, 2018 and December 20th, 2018 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its controlled entity, will receive the price variation related to its shares traded on the stock exchange or ADRs, neutralizing the possible effects of the stock prices’ oscillation in view of the share-based payment of the Company. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

In December 2018, an exposure equivalent to R$1.5 billion in AmBev’s shares (or ADR’s) was partially hedged, resulting in a loss in income statement of R$378.2.

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

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	2018
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,778.4	7,685.1	-	11,463.5
Trade receivables excluding prepaid expenses	-	6,874.3	-	6,874.3
Investment securities	-	147.3	13.4	160.7
Financial instruments derivatives	-	-	34.1	34.1
Derivatives hedge	-	-	220.8	220.8
Total	3,778.4	14,706.7	268.3	18,753.4

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	15,535.0	2,669.5	18,204.5
Financial instruments derivatives	-	-	243.4	243.4
Derivatives hedge	-	-	438.4	438.4
Interest-bearning loans and borrowings	-	2,422.7	-	2,422.7
Total	-	17,957.7	3,351.3	21,309.0

	2017
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,081.7	7,272.8	-	10,354.5
Trade receivables excluding prepaid expenses	-	7,505.0	-	7,505.0
Investment securities	-	122.0	11.9	133.9
Financial instruments derivatives	-	-	100.1	100.1
Derivatives hedge	-	-	285.1	285.1
Total	3,081.7	14,899.8	397.1	18,378.6

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	13,502.0	5,764.1	19,266.1
Financial instruments derivatives	-	-	16.1	16.1
Derivatives hedge	-	-	201.4	201.4
Interest-bearning loans and borrowings	-	2,553.0	-	2,553.0
Total	-	16,055.0	5,981.6	22,036.6

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

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 – unobservable inputs for the asset or liability.

	2018				2017

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through other comprehensive income	3,778.4	-	-	3,778.4	3,081.8	-	-	3,081.8
Financial asset at fair value through profit or loss	13.4	-	-	13.4	11.9	-	-	11.9
Derivatives assets at fair value through profit or loss	0.1	34.0	-	34.1	0.1	100.0	-	100.1
Derivatives - operational hedge	1.6	219.2	-	220.8	4.8	280.3	-	285.1
	3,793.5	253.2	-	4,046.7	3,098.6	380.3	-	3,478.9
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	2,669.5	2,669.5	-	-	5,764.1	5,764.1
Derivatives liabilities at fair value through profit or loss	0.5	242.9	-	243.4	1.7	14.4	-	16.1
Derivatives - operational hedge	36.6	401.8	-	438.4	58.4	143.0	-	201.4
	37.1	644.7	2,669.5	3,351.3	60.1	157.4	5,764.1	5,981.6

(i) Refers to the put option granted on subsidiary as described in Note 21 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2017	5,764.1
Acquisition of investments	(3,568.7)
Total gains and losses in the year	474.1
Losses/(gains) recognized in net income	340.1
Losses/(gains) recognized in equity	134.0
Financial liabilities at December 31, 2018 (i)	2,669.5

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

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties in certain operations with derivative financial instruments, as of December 31, 2018 the Company held R$653.8 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$606.3 on December 31, 2017).

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

28.    OPERATING LEASES

The Company primarily leases vehicles, warehouses, commercial rooms and industrial equipments.

The future disbursement schedule, already discounted to present value, is presented below, by maturity:

	2018	2017

Less than 1 year	404.0	432.6
Between 1 and 5 years	941.3	1.085.1
More than 5 years	324.9	458.1
	1,670.2	1,975.8

In 2018, the operating lease expense in the income statement amounted to R$586.8 (R$600.7 and R$483.1 in 2017 and 2016, respectively).

On December 31, 2018, the Company reviewed the information included in this Note and identified the existence of contracts that contain operating lease commitments, substantially related to the arrangements in which the Company has control over the right-of-use asset. Accordingly, the information previously disclosed for the year ended December 31, 2017 was reviewed in accordance with the Company's assessment.

29.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPLLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2018	2017

Collateral given for own liabilities	653.8	606.3
Other commitments	1,338.9	842.7
	1,992.7	1,449.0

Commitments with suppliers	12,078.6	11,096.3
	12,078.6	11,096.3

The collateral provided for liabilities totaled approximately R$1,992.7 as at December 31, 2018 (R$1,449.0 as at December 31, 2017), including R$574.7 (R$551.0  as at December 31, 2017) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required by derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained as at December 31, 2018, R$653.8 (R$606.3 as at December 31, 2017) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 27 – Financial instruments and risks).

Most of the balance relates to commitments with suppliers of packaging.

Future contractual commitments as at December 31, 2018 and 2017 are as follows:

	2018	2017

Less than 1 year	4,827.0	3,812.8
Between 1 and 2 years	2,932.4	2,995.7
More than 2 years	4,319.2	4,287.8
	12,078.6	11,096.3

30.    CONTINGENT LIABILITIES

The Company has contingent liabilities related to lawsuits arising from its normal course of business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunals rulings, negotiations between affected parties and governmental actions, and as a consequence the Company’s management cannot estimate the likely timing of resolution of these matters at this stage.

Contingent liabilities probable are fully recorded as liabilities (Note 26 – Provisions).

Additionally, the Company has lawsuits related to tax, civil and labor for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of amounts as follows:

	2018	2017

Income tax and social contribution	37,867.4	31,757.3
Value-added and excise taxes	23,891.4	19,805.5
PIS and COFINS	4,386.3	3,485.2
Labor	353.4	287.1
Civil	4,385.7	4,071.5
Others	1,171.3	1,113.4
	72,055.5	60,520.0

Principal lawsuits with a likelihood of possible loss:

Brazilian Federal Taxes

Goodwill InBev Holding

In December 2011, the Company received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision of the Lower Administrative Court (“CARF”) was partially favorable to Ambev. Therefore, Ambev filed a judicial proceeding to discuss the unfavorable part and requested a motion of injunction, which was granted to the company. The favorable portion to Ambev will be reexamined by the Administrative Upper House.

,

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of the partially favorable first level administrative decision on this tax assessment and filed an appeal to CARF. In May 2018, Ambev received a partial favorable decision at the Lower Administrative Court and is currently awaiting to be notified of the decision to analyze the applicable appeals.

Ambev management estimates possible losses in December 2018 to be approximately R$9.3 billion (R$8.3 billion as of 31 December 2017), classified as possible loss, and, therefore, no provision was made in this matter. In the event Ambev is required to pay these amounts, AB Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative Court was unfavorable to Ambev. After analysis of a motion to clarify presented by the Company, the unfavorable decision was confirmed and Ambev filed an appeal to the Lower Administrative Court. In November 2018, the Company received a partial favorable decision at the Lower Administrative Court and is currently waiting to be notified of the decision to analyze the applicable appeals.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses, which are currently pending analysis by the first administrative level.

At December, 2018 the possible risk amount is approximately R$2.1 billion (R$ 1.6 billion as of December 31, 2017). There was no provision made on the matter.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the amortized goodwill related to the merger of CND Holdings into Ambev. Ambev filed a defense. In November 2018, Ambev received an unfavorable decision from the first administrative level and filed an appeal to the Lower Administrative Court, which is currently pending analysis.

The possible risk amount is approximately R$ 1.1 billion (R$ 1.1 billion as of December 31, 2017). There was no provision made on the matter.

Profits earned abroad

During 2005, the Company and certain of its subsidiaries received assessments from the Brazilian Federal Tax Authorities relating to profits of its foreign subsidiaries. In December 2008, the Administrative Court rendered a partially favorable decision in one of the tax assessments, and in connection with the remaining part, the Company filed an appeal to the Upper House of the Administrative Court, which was denied in full in March 2017. In September 2017, Ambev filed a judicial proceeding for this tax assessment and requested a motion of injunction, which was granted to the Company.

In 2013, 2016, 2017 and 2018, Ambev received new tax assessments related to profits of its foreign subsidiaries.

In July and September 2018, the Upper House of the Administrative Court rendered unfavorable decisions to Ambev in two of the tax assessments. Regarding one of the cases, the Company filed a judicial proceeding and requested a motion of injunction, which was granted to the company. As to the other case, the Company is analyzing the applicable appeals.

In October 2018, the Lower Administrative Court rendered a partial favorable decision in one tax assessment. The Company is waiting to be notified of such decision in order to analyze applicable appeals. In addition, the Administrative Upper House rendered a partially favorable decision to Ambev in one of the assessments, and, with respect to another case, rendered an unfavorable decision to the company, by casting vote. Currently, Ambev is waiting to be notified of such decisions to analyze the applicable appeals.

In December, 2018 Ambev management estimates the exposure of approximately R$ 7.7 billion (R$6.1 billion at December 31, 2017) as possible losses and R$ 45.8 million as probable losses (R$44.2 million at December 31, 2017).

Utilization of tax loss on mergers

The Company and certain of its subsidiaries received tax assessments from the Brazilian Tax authorities relating to the offset of tax losses carry forward arising in the context of business combinations.

In February 2016 the Upper Administrative Court ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims. In March 2017, Ambev received an unfavorable first level decision in another case and filed an appeal to the judicial Court. Both cases are awaiting analysis by the judicial Court.

No provisions have been made for these cases as Ambev believes that there are no express legal grounds that limit the use of tax losses in cases where legal entities are extinguished (including in the case of mergers), and therefore the tax inspector’s interpretation in these tax assessments does not apply.

The Company estimates the possible exposure to losses on these assessments at approximately R$533.3 million (R$549.4 million at December 31, 2017).

Disallowance of Expenses and Deductible Losses

In 2015 and 2016, the Company received two tax assessment from the Brazilian Federal Tax Authorities related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. The Company is waiting for judgment in the first administrative level.

The Company estimates that the possible loss exposure of this lawsuit on December 31, 2018 is approximately R$4.6 billion (R$4.4 billion as of December 31, 2017).

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad. In September, 2017, Ambev decided to include part of those tax assessments in the Brazilian Federal Tax Regularization Program of the Provisional Measure nº 783. In June 2018, the Company was notified of a favorable first administrative level decision cancelling four of these assessments (offsets of 2015 and 2016). In August and September 2018, the Brazilian Federal Revenue Service issued new decisions reestablishing these assessments and issued  new tax assessments related to the matter.

As of 31 December 2018, Ambev management estimates the exposure of approximately R$9.5 billion (R$7.2 billion as of December 31, 2017) as possible loss.

Presumed Profit

In April 2016, Arosuco (subsidiary of Ambev) received a tax assessment regarding the use of the “Presumed Profit” Method for the calculation of income tax and the social contribution on net profit method instead of Real Profit method. In September, 2017, Arosuco was notified of the unfavorable first level administrative decision and filed Voluntary Appeal. According to Note 36 – Subsequent Events, in January 2019, the case was judged by the Lower Administrative Court, which ruled favorably to the Company by majority of votes. The Company is waiting to be notified of such decision to analyze the applicable appeals. Arosuco management estimates the amount of possible losses in relation to this assessment in December 31, 2018 to be approximately R$645.1 million (R$616.1 billion as of December 31, 2017).

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. These cases are now being discussed at the relevant judicial and administrative Courts. According to Note 36 - Subsequent Events, in January 2019, three cases were judged by the Lower Administrative Court, which ruled favorably to the Company by majority of votes in all three cases. Ambev is waiting to be notified of such decisions to analyze the applicable appeals. Ambev management estimates the possible losses related to these assessments to be approximately R$4.0 billion (R$3.1 billion as of 31 December 2017).

ICMS and IPI

ICMS-ST Unconditional Discounts

In 2013, 2014 and  2015, Ambev was assessed by the States of Pará and Piauí to charge the ICMS supposedly due with respect to unconditional discounts granted by Ambev The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the amount involved in these proceedings to be approximately R$623.2 million (R$599.7 million as of 31 December 2017), classified as possible loss.

ICMS tax war

Ambev, over the years, received tax assessments from the States of  São Paulo, Rio de Janeiro, Minas Gerais and other States, regarding the legality of ICMS tax credits arising from transactions with companies that have tax incentives. The cases are being challenged at both the administrative and judicial levels of the Courts. Ambev management estimates the possible losses approximately R$2.1 billion (R$1.9 billion as of December 31, 2017) classified as possible loss.

ICMS-ST Trigger

Over the years, the Company received tax assessments relating to supposed ICMS differences considered due in the tax substitution system when the price of the products sold reaches levels close to or above the fixed price table basis established by certain States, in cases where tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. The Company is challenging these assessments at administrative and judicial courts.

Among other similar cases, in 2016, the Company received three assessments issued by the State of Minas Gerais, in the original amount of R$1.4 billion. In the first quarter of 2018 these cases had unfavorable final administrative decision. The State of Minas Gerais filed tax foreclosures to charge values discussed in these three cases and the Company filed defenses in the judicial courts. In 2018, Ambev received tax assessments from the State of Rio de Janeiro in the original amount of R$0.9 billion related to this same issue. The Company presented defenses against such tax assessments and awaits judgment by the relevant administrative courts.

Ambev management estimates the total possible loss related to this issue, in December 2018, to be approximately R$7.7 billion (R$5.8 billion as of 31 December 2017). Ambev has recorded provisions in the total amount of R$7.8 million in relation to the proceedings for which it considers the chances of loss to be probable considering specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to the alleged non-compliance with the State tax incentive Agreement “PRODEPE” as a result of the rectification of its monthly reports. The State tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in December 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to this same tax incentive agreement.

Ambev estimates the possible losses related to this issue is approximately R$603.5 million Brazilian real (R$146 million as of 31 December 2017). Ambev has recorded a provisions in the total amount of R$2.9 million in relation to one of the proceedings for which it considers the chances of loss to be probable.

Manaus Free Trade Zone – IPI

Goods manufactured within the Manaus Free Trade Zone – ZFM intended for remittance elsewhere in Brazil are exempt from the IPI Excise Tax. We have been registering IPI Excise Tax presumed credits upon the acquisition of exempted inputs manufactured in the Manaus Free Trade Zone. Since 2009 we have been receiving a number of tax assessments from the RFB relating to the disallowance of such presumed  IPI excise tax credits, which are under discussion before the Brazilian Supreme Court (trial expected to April 2019). Ambev management estimates the possible loss in relation to these assessments to be R$3.8 billion (R$3.2 billion as of December 31, 2017).

In addition, over the years, the Company also received tax assessments from the Brazilian Federal Tax Authorities charging federal taxes considered unduly offset with the disallowed IPI excise tax credits which are under discussion in the abovementioned proceedings. Ambev is challenging these charges at Courts. Ambev management estimates the possible losses related to these assessments to be approximately R$1.1 billion (R$900 million as of 31 December 2017).

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the RFB relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. Ambev estimates that the amount involved, in December 2018, is approximately R$1.6 billion (R$1.5 billion in December 2017), classified as a possible loss.

Civil

Lawsuit  against Brewers Retail Inc.

On 12 December 2014, claimants in Canada brought a lawsuit against the Liquor Control Board of Ontario (“LCBO”), Brewers Retail Inc. (“The Beer Store”) and the owners of The Beer Store (Molson Coors Canada, Sleeman Breweries Ltd. and Labatt Breweries of Canada LP). The lawsuit, brought pursuant to the Ontario Class Proceedings Act in the Ontario Superior Court of Justice, seeks a declaration that LCBO and The Beer Store agreed with each to allocate sales, territories, customers or markets for the supply of beer sold in Ontario since June 1, 2000, and a declaration that the owners of The Beer Store agreed to fix. The claimants are seeking damages not exceeding R$3.6 billion (R$3,7 billion as of December 31, 2017), for all mentioned parts. Considering that The Beer Store operates according to the rules established by the Government of Ontario and that  prices at The Beer Store are independently set by each brewer, the Company believes that there are strong defenses and, accordingly, has not recorded any provision in connection therewith.

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, the contingent assets not be recognized in consolidated financial statements, except when realization of income is virtually certain.

The Company and its subsidiaries are demanding the refund of the PIS and COFINS paid including the ICMS and/or ICMS-ST in their taxable basis for the period from 1990 onwards. For the period until 2009, as well as for the period in which the special regime for cold drinks was in place – i.e. from January 2009 to April 2015 (article 58-J of Law 10,833, of 2003, also known as REFRI), the amounts involved in the refund requests are still being calculated. For the period after the termination of the special regime for cold drinks and the introduction of Law 13,097, of 2015, the Company estimates that the contingent asset related to the matter is R$ 2 billion.

31.    NON-CASH ITEMS

	2018	2017	2016
Acquisition of investments payables	-	-	208.7
Cash financing cost other than interests	(142.2)	42.3	37.7
PERT 2017	-	199.7	-
Fair value of options granted on subsidiary	(166.8)	221.8	205.1
Exchange transaction of shareholdings	36.5	-	-
Effect of application of IAS 29 (hyperinflation)	32.9	-	-
Others	0.8	-	-

32.    RELATED PARTIES

Policies and practices regarding the realization of transactions with related parties

The Company adopts corporate governance practices recommended and/or required by the applicable law.

Under the Company’s by laws the Board of Directors is responsible for approving any transaction or agreements between the Company and/or any of its subsidiaries (except those fully subsidiaries), directors and/or shareholders (including shareholders, direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company in matters related to transactions with related parties.

Management is prohibited from interfering in any transaction in which conflict exists, even in theory, with the Company interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberation.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), the management members are entitled to participate in Stock Option Plan (Note 24 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	2018	2017	2016

Short-term benefits (i)	24.1	33.4	21.7
Share-based payments (ii)	30.8	38.9	36.2
Total key management remuneration	54.9	72.3	57.9

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

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at December 31, 2018 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and superior education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2018 and December 31, 2017, actuarial responsibilities related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeds the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of amounts from economic benefit available to the Company, arising from reimbursements or future contributions reduction.

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$273.2 (R$300.1 as of December 31, 2017), of which R$238.4 and R$34.8 related to active employees and retirees respectively (R$264.3 and R$35.8 as of December 31, 2017 related to active employees and retirees respectively).

b) Leasing

The Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$85.0 maturing on May 31, 2020 that can be extended for a further year.

c) Leasing – Ambev. head office

Ambev has a leasing agreement of two commercial sets with Fundação Zerrenner in the annual amount of R$3.3, maturing on January, 2020.

d) Licensing agreement

The Company maintains a licensing agreement with Anheuser-Busch, Inc., to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements of Budweiser products in Guatemala, in Dominican Republic, in Paraguay, in El Salvador, in Nicaragua, in Uruguay, in Chile, in Panama, in Costa Rica e in Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma’s product in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$2.0 (R$2.8 on December 31, 2017 and R$2.0 on December 31, 2016) and R$431.6 (R$369.1 on December 31, 2017 and R$374.0 on December 31, 2016) as licensing income and expense, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI, for to import, promote and sell products Corona (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in countries of the Latin America and the Canada.

Transactions with related parties

				2018
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	16.4	-	(19.7)	-
AB Procurement	1.1	-	-	-
AB Services	43.7	-	(1.7)	-
AB USA	27.8	3.8	(265.2)	-
Cervecería Modelo	135.1	-	(583.8)	-
Inbev	0.6	45.6	(14.3)	-
ITW International	-	-	(248.9)	(66.5)
Panamá Holding	41.1	-	(15.8)	-
Others	28.7	0.5	(126.4)	-
	294.5	49.9	(1,275.8)	(66.5)

 (i) The amount represents the trade operations (purchase and sale) and the reimbursement between the companies of the group.

	2017
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)	Borrowings and interest payable	Dividends payables
AB InBev	1.2	33.6	(363.0)	(1.7)	-	-
AB Procurement	8.9	0.1	-	-	-	-
AB Services	0.8	29.1	-	(6.1)	-	-
AB USA	14.1	16.3	(375.7)	(8.7)	-	-
Ambrew	-	-	-	-	-	(89.9)
Cervecería Modelo	91.6	5.8	(589.3)	(59.7)	-	-
Inbev	0.1	23.8	(33.8)	-	-	-
ITW International	-	-	-	(212.5)	(48.3)	(590.9)
Panamá Holding	-	20.3	-	(4.0)	-	-
Others	13.9	8.6	(73.8)	(3.0)	-	-
	130.6	137.6	(1,435.6)	(295.7)	(48.3)	(680.8)

(i) The amount represents the trade operations (purchase and sale) and the reimbursement between the companies of the group.

The tables below represent the transactions with related parties, recognized in the income statement:

				2018
Company	Buying / Service fees / Rentals	Sales	Royalties	Net finance cost
AB Procurement	-	17.0	-	-
AB USA	(392.1)	47.6	(347.8)	-
Ambev Peru	-	0.1	-	-
Cervecería Modelo	(960.9)	0.3	(54.8)	-
Inbev	(107.2)	0.1	-	-
Others	(148.5)	18.8	(27.0)	(8.0)
	(1,608.7)	83.9	(429.6)	(8.0)

				2017
Company	Buying / Service fees / Rentals	Sales	Royalties	Net finance cost
AB Procurement	(5.8)	20.8	-	-
AB USA	(258.7)	42.5	(284.5)	-
Ambev Peru	(8.6)	1.5	-	-
Cervecería Modelo	(749.1)	0.4	(45.8)	-
Inbev	(73.6)	-	-	-
Others	(91.1)	8.1	(35.9)	(16.8)
	(1,186.9)	73.3	(366.2)	(16.8)

				2016
Company	Buying / Service fees / Rentals	Sales	Royalties	Net finance cost
AB Package	(32.8)	-	-	-
AB USA	(206.0)	52.3	(292.8)	-
Cervecería Modelo	(596.0)	2.0	(46.9)	-
InBev	(77.0)	-	-	-
ITW International	-	-	-	(26.0)
Modelo	(63.0)	-	-	-
SAB Group	(3.5)	23.5	-	-
Others	(45.6)	0.3	(32.2)	-
	(1,023.9)	78.1	(371.9)	(26.0)

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
Interbrew International B.V. (“ITW International”)
Cervecería Modelo de Guadalajara S.A. (“Modelo”)
Bavaria S.A. (“SAB Group”)

33.    GROUP COMPANIES

Listed below are the main group companies.

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G Charcas 5160 – Buenos Aires	99.75%

Bolívia
CERVECERIA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85.67%

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Consolidating Company

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100.00%

CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula – Jaguariúna – SP	100.00%

CERVEJARIA Z.X. Avenida Antarctica, 1.891, Fazenda Santa Ursula – Jaguariúna - SP	100.00%

Canadá
LABATT BREWING COMPANY LIMITED 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

Chile
CERVECERIA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Comuna de Quilicura - Santiago	100.00%

Spain
JALUA SPAIN, S.L. Juan Vara Terán, 14 – Ilhas Canárias	100.00%
Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Sennngerberg	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO, SOCIEDAD ANÓNIMA KM 122 Ruta al Atlantico – C.P 01012 Teculutan, Zacapa	50.00%

Paraguay
CERVECERIA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87.36%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	84.71%

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100.00%

CERVECERIA Y MALTERIA PAYSSANDÚ S.A. Rambla Baltasar Brum, 2.933 – 11800 - Payssandu	99.93%

MONTHIERS SOCIEDAD ANÓNIMA Cesar Cortinas, 2.037 - Montevideo	100.00%

Panama
Cervecería Nacional S. de R.L. Planta Pasadena, vía Ricardo J Alfaro y Simón Bolívar, ciudad de Panamá, Rep. De Panamá	100.00%

34.    INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

35.    EVENTS AFTER THE REPORTING PERIOD

Arosuco (Presumed Profit)

In April 2016, Arosuco (subsidiary of Ambev) received a tax assessment regarding the use of the “ Presumed Profit” Method for the calculation of income tax and the social contribution on net profit method instead of Real Profit method. In September, 2017, Arosuco was notified of the unfavorable first level administrative decision and filed Voluntary Appeal. In January 2019, the case was judged by the Lower Administrative Court, which ruled favorably to the Company by majority of votes. The Company is waiting to be notified of such decision to analyze the applicable appeals. Arosuco management estimates the amount of possible losses in relation to this assessment in December 31, 2018 to be approximately R$645.1 million (R$616.1 billion as of December 31, 2017).

PIS / COFINS on subsidies

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian federal tax authorities, relating to amounts allegedly due under Integration Programme/Social Security Financing Levy (PIS/COFINS) over bonus products granted to its customers. These cases are now being discussed at the relevant judicial and administrative Courts. In January 2019, three cases were judged by the Lower Administrative Court, which ruled favorably to the Company by majority of votes in all three cases. Ambev is waiting to be notified of such decisions to analyze the applicable appeals. Ambev management estimates the possible losses related to these assessments to be approximately R$4.0 billion (R$3.1 billion as of 31 December 2017).