Form 20-F
period 2019-12-31
AMBEV S.A.
filed 2020-03-24
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2019

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
e-mail: ir@ambev.com.br
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
American Depositary Shares,		New York Stock Exchange
evidenced by American Depositary	ABEV
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

15,729,953,382 common shares, without par value

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☒ No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “accelerated filer,” “large accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒            Accelerated filer ☐          Non-accelerated filer ☐                               Emerging growth company ☐

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

TABLE OF CONTENTS

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, volumes, as used in this annual report on Form 20-F, include both beer (including future beverages) and NAB volumes. In addition, unless otherwise specified, our volumes refer not only to the brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network. Our volume figures in this Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting. In addition, market share data contained in this annual report on Form 20-F refers to volumes sold.

Application of IFRS 16 – Leases

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and requires a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet.

As a result of the above, our audited consolidated financial statements for the years ended December 31, 2018 and 2017 included in this annual report have been restated for comparative purposes using the full retrospective method.

For further information regarding the new standards effective as of January 1, 2019 and new accounting requirements, including IFRS 16 Leases, see “Item 5.A. Operating and Financial Review and Prospects—Operating Results—Critical Accounting Policies” and note 3 to our audited financial statements included elsewhere in this annual report.

i

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

As a result of the above, our audited consolidated financial statements for the years ended December 31, 2018 and 2019 included in this annual report reflect hyperinflation accounting for our Argentinean subsidiaries applying IAS 29 rules.

For additional information, see note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2019.

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2019 of R$4.03 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

•        natural and other disasters;

•        outbreak of contagious diseases or epidemic and pandemic health crises, which may impact our business operations, demand for our products, or overall economic activity globally;

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

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended December 31, 2019, 2018, 2017, 2016 and 2015 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2019	2018(1)(2)	2017(2)	2016	2015
	(in R$ million)
Net sales	52,599.7	50,231.3	47,899.3	45,602.6	46,720.2
Cost of sales	(21,678.2)	(19,249.4)	(18,028.4)	(16,678.0)	(16,061.4)
Gross profit	30,921.6	30,981.9	29,870.9	28,924.6	30,658.8
Sales, marketing and distribution expenses	(12,647.5)	(12,328.5)	(11,807.4)	(12,010.5)	(11,177.9)
Administrative expenses	(2,680.0)	(2,363.5)	(2,620.0)	(2,166.1)	(2,281.3)
Other operating income/(expense)	878.1	947.3	1,217.3	1,223.1	1,936.1
Exceptional items	(397.2)	(86.4)	(108.7)	1,134.3	(357.2)
Income from operations	16,074.9	17,150.9	16,552.1	17,105.4	18,778.5
Net finance cost	(3,109.6)	(4,030.3)	(3,713.8)	(3,702.0)	(2,268.2)
Share of results of associates	(22.3)	1.0	(3.1)	(5.0)	3.1
Income tax expense	(754.7)	(1,773.9)	(5,047.7)	(315.0)	(3,634.2)
Net Income	12,188.3	11,347.7	7,787.5	13,083.4	12,879.2
Attributable to:
Equity holders of Ambev	11,780.0	10,995.0	7,269.0	12,546.6	12,423.8
Non-controlling interests	408.4	352.7	518.5	536.8	455.4

(1)     The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, which was adopted by us with effect on January 1, 2018 in accordance with the modified retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

(2)     The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2019	2018(1)(2)	2017(2)	2016	2015

	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(3):
- Basic	0.75	0.70	0.46	0.80	0.79
- Diluted	0.74	0.69	0.46	0.79	0.79
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(4):
- Basic (R$)	0.50	0.56	0.56	0.66	0.73
- Basic (US$)	0.13	0.14	0.17	0.20	0.19
Weighted average number of shares (million shares):
- Basic	15,727	15,718	15,706	15,697	15,696
- Diluted	15,869	15,856	15,838	15,823	15,820

(1)     The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, which was adopted by us with effect on January 1, 2018 in accordance with the modified retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

(2)     The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

(3)     The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to equity holders of Ambev and by adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares.

(4)     Dividend and interest on shareholders’ equity per share information was calculated based on the amount paid during the year net of withholding tax.

Selected Consolidated Balance Sheet Data

	As at December 31,
	2019	2018(1)(2)	2017(2)	2016	2015
	(in R$ million)
Non-current assets	74,121.8	70,384.7	64,048.3	59,954.6	61,861.8
Property, plant and equipment	22,576.3	21,638.0	20,705.1	19,153.8	19,140.1
Goodwill	35,009.9	34,276.2	31,401.9	30,511.2	30,953.1
Intangible assets	6,306.4	5,840.6	4,674.7	5,245.9	5,092.2
Deferred tax assets	2,950.1	2,064.7	2,310.9	2,268.2	2,749.9
Taxes and contributions receivable	5,003.0	4,374.2	2,537.7	347.7	892.8
Trade and other receivables	1,752.9	1,722.3	1,999.6	1,989.9	2,191.6
Other	523.2	468.7	418.4	437.9	842.1
Current assets	27,621.1	25,329.6	24,718.1	23,886.8	28,314.5
Inventories	5,978.5	5,401.8	4,319.0	4,347.1	4,338.2
Trade and other receivables	5,653.1	6,302.2	6,662.1	5,956.8	6,946.1
Taxes and contributions receivable	4,074.1	2,148.7	3,370.6	5,423.3	3,194.9
Cash and cash equivalents	11,900.7	11,463.5	10,354.5	7,876.8	13,620.2
Investment securities	14.6	13.4	11.9	282.8	215.1
Total assets	101,742.9	95,714.3	88,766.4	83,841.4	90,176.3

Shareholders’ equity	62,556.0	57,454.8	47,919.7	46,651.3	50,333.7
Equity attributable to equity holders of Ambev	61,278.0	56,248.0	45,945.7	44,825.0	48,331.9
Non-controlling interests	1,278.0	1,206.8	1,974.0	1,826.3	2,001.8
Non-current liabilities	14,175.9	13,050.7	11,779.9	8,416.5	9,700.7
Interest-bearing loans and borrowings	2,409.7	2,162.4	2,831.2	1,765.7	2,316.9
Employee benefits	2,704.5	2,343.7	2,310.7	2,137.7	2,221.9
Deferred tax liabilities	2,371.1	2,424.6	2,329.2	2,329.7	2,473.6
Taxes and contributions payable	2,864.7	2,903.4	3,189.6	681.4	910.0
Trade and other payables	3,454.9	2,790.4	606.6	736.6	1,278.8
Provisions	371.0	426.2	512.6	765.4	499.5
Current liabilities	25,011.0	25,208.8	29,066.7	28,773.6	30,141.9
Interest-bearing loans and borrowings	653.1	1,941.1	1,699.4	3,630.6	1,282.6
Trade and other payables	18,745.2	17,754.5	21,702.8	20,692.0	24,391.6
Taxes and contributions payable	5,502.7	5,340.2	5,493.8	4,282.4	4,342.1
Provisions	110.0	173.0	169.0	168.6	123.1
Bank overdraft	0.0	0.0	1.8	0.0	2.5
Total shareholders’ equity and liabilities	101,742.9	95,714.3	88,766.4	83,841.4	90,176.3

(1)     The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, which was adopted by us with effect on January 1, 2018 in accordance with the modified retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

(2)     The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

Other Data

	As at and for the Year Ended December 31,
	2019	2018(1)(2)	2017(2)	2016	2015
	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(3)	2,610.1	120.6	(4,348.6)	(4,886.8)	(1,827.4)
Cash dividends and interest on shareholders’ equity paid	7,871.3	8,814.1	8,819.8	10,330.6	11,490.2
Depreciation and amortization(4)	4,675.2	4,448.4	4,036.9	3,512.0	3,074.6
Capital expenditures(5)	5,069.4	3,571.0	3,203.7	4,132.7	5,261.2
Operating cash flows - generated(6)	18,381.3	18,346.1	18,424.2	12,344.4	23,580.8
Investing cash flows - used(6)	(4,838.6)	(3,675.7)	(3,073.0)	(5,898.0)	(5,997.0)
Financing cash flows - used(6)	(12,283.5)	(13,656.5)	(13,414.2)	(11,645.1)	(15,327.9)
Other Operating Data:
Total production capacity - million hl(7)	257.6	270.1	276.5	280.4	269.9
Total volume sold - million hl(8)	163.2	158.7	162.8	159.8	169.1
Number of employees(9)	51,352	49,617	51,432	53,250	52,738

(1)     The financial information for 2018 is presented under IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers, which was adopted by us with effect on January 1, 2018 in accordance with the modified retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

(2)     The financial information for 2018 and 2017 has been restated to reflect the impact of adoption of IFRS 16 Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

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

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rates of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 11.3% in 2015, 6.6% in 2016, 2.1% in 2017, 3.8% in 2018 and 4.3% in 2019. Future governmental actions, including actions to adjust the value of the real, may trigger increases in inflation. We cannot assure you that inflation will not affect our business in the future. In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. In addition, since 2014, Brazil has experienced amplified economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest such investigation, known as Lava Jato, as well as other derivative or independent investigations such as Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield investigations. The potential outcome of such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability.

Driven by the economic and political instability in Brazil, among other factors, Brazil has faced a series of economic and political difficulties since 2014, including increasing unemployment rates, decreasing consumer and business confidence, falling industrial output, a deficit in Brazil’s primary accounts, shrinking gross domestic product until 2017 and meager growth since then, increasing uncertainties with regards to Congressional decisions and the significant devaluation and volatility of the real.

Consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Additionally, per capita consumption is inversely related to the sale price of our products. Besides moving in concert with changes in per capita income, consumption of beer and other alcoholic beverages also varies in accordance with changes in disposable income. Any decrease in disposable income resulting from an increase in inflation, income taxes, cost of living, unemployment levels, political or economic instability or other factors would likely adversely affect the demand for beer, other alcoholic beverages, soft drinks and other non-alcoholic beverages, as well as our results of operations. Moreover, the instability and uncertainty in the Brazilian economic and political scenario may continue to adversely affect the demand for our products, which in turn may negatively impact our operations and financial results.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and affect other policies have involved wage and price controls, the Central Bank’s base interest rates, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

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

•        social instability;

•        price instability;

•        energy shortages;

•        water rationing;

•        natural and other disasters, including large scale epidemics and pandemics;

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

Most of our sales are in reais; however, a relevant portion of our debt is denominated in foreign currencies, including U.S. dollars.  In addition, a significant portion of our cost of sales, in particular those related to packaging such as cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are denominated in or linked to the U.S. dollar, which was very volatile in recent years. Therefore, any devaluation of the real when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge substantially all of our U.S. dollar-denominated debt and cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2019, we derived 45% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar appreciated 47.0% against the real in 2015, closing at R$3.905 per U.S. $1.00 as of December 31, 2015. However, the U.S. dollar depreciated 16.5% against the real in 2016, closing at R$3.259 per U.S.$1.00 as of December 31, 2016, while in 2017, the U.S. dollar appreciated 1.5% against the real, closing at R$3.308 per U.S.$1.00 as of December 31, 2017. The U.S. dollar appreciated 17.1% against the real in 2018, closing at R$3.88 per U.S.$1.00 as of December 31, 2018. The U.S. dollar appreciated 3.9% against the real in 2019, closing at R$4.03 per U.S.$1.00 as of December 31, 2019. As of March 5, 2020, the exchange rate was R$4.62  per US$1.00.

Devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in levels of taxation in the countries in which we operate could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the countries’ governments will not increase current tax levels and that this will not impact our business.

For instance, in Brazil, in January 2015 the Brazilian federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks, creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem).

Moreover, in May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 increasing IPI taxes applicable to transactions with concentrate units and, in so doing, effectively reducing the value of the IPI presumed credits that we recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%. Such IPI taxes increase will be staggered until 2020.

On the state level, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates, respectively. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which became effective in early 2019.

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 19.1% of our consolidated results of operations in 2019. LASI is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in reais terms in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in December 2015, 2018 and 2019), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2018 and 2019 the Argentine peso underwent a significant devaluation, losing 51% and 36.9%, of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. The 2018 and 2019 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

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

In addition, on July 30, 2014 Argentina entered into a selective default of its restructured debt and, in early 2016, U.S. courts ruled that Argentina must make full payments to the remaining holdout bondholders, which was settled in 2016 following negotiations between Argentina and bondholders.

Under the context of the significant devaluation of the Argentine peso in 2018, along with increased inflation and weak macroeconomic conditions Argentina signed, on June 7, 2018, an agreement with IMF to obtain a significant loan to stabilize the macroeconomic situation. In addition, in August 2019, Argentina held its primary election and the candidate Alberto Fernández defeated the incumbent president Mauricio Macri, which prompted further devaluation of the Argentine peso. In September 2019, the Argentine central bank imposed currency restrictions to stabilize the Argentine peso. In October 2019, Argentina held its general elections and the incumbent president Mauricio Macri was ousted by Alberto Fernández.

In light of the country’s ailing economy and market’s concerns as to the incoming administration’s commitment to fiscal responsibility, our liquidity and operations, as well as our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, protests erupted in Chile and Bolivia, where we operate. In October 2019, political protests in Chile started in Santiago, initially over an increase in subway fares and expanded to a range of grievances, with temporary impacts on the business environment in the country. On November 10, 2019, the Bolivian president Evo Morales resigned after social unrests. New elections are to be held in Bolivia on May 3, 2020. The unrest in the country led to a decrease in consumption and restrictions to production, which were normalized by the end of the year. Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to Our Operations

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2019. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2019 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2019	Fluctuation
Aluminum (US$/ton)	1,923.0	1,697.0	1,781.3	(3.7)%
Sugar (US$ cents/pounds)	13.6	10.8	12.3	11.7%
Corn (US$ cents/bushel)	454.8	346.0	385.4	23.4%
Wheat (US$ cents/bushel)	558.8	418.5	493.4	9.1%
PET (US$/ton)	1,019.8	665.8	833.2	(19.0)%

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

Our business is subject to regulations in the countries in which we operate.

Our business is regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, distributor relationships, retail execution, sales and data privacy, among others. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.

We may be subject to laws and regulations aimed at reducing the availability of beer and carbonated soft drink, or CSD beverages, in some of our markets to address alcohol abuse, underage drinking, health concerns and other social issues. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of CSDs in schools and imposing restrictions on advertisement of alcoholic beverages. The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. Furthermore, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These rules and restrictions may adversely impact our results of operations. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

There is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

In addition, the partnership between Labatt Brewing Company Ltd., our Canadian subsidiary, and Tilray Inc., or Tilray, to research non-alcoholic beverages containing tetrahydrocannabinol, or THD, and cannabidiol, or CBD, both derived from cannabis, and also to commercialize a non-alcoholic CBD beverage in Canada only, could lead to increased legal, reputational and financial risks, as the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs.

Our business is subject to obtaining and maintaining the necessary licenses and regulatory approvals issued by the competent bodies in the countries in which we operate. We cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended, and may be withdrawn, or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a specific plant or distribution center, which may adversely affect our results. Additionally, for the granting or renewal of such licenses or regulatory approvals, the competent authorities may determine that we must make certain changes to our operations or facilities, potentially resulting in additional costs.

We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed.

In the year 2018, Law No. 13.709/2018, the Lei Geral de Proteção de Dados (Brazilian General Data Protection Law) or LGPD, was enacted and will come into effect as of August 16, 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

The LGPD sets out a legal framework for the processing of personal data and provides, among others, for the rights of data subjects, the legal bases that legitimize processing operations, requirements for obtaining consent, obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also creates the Agência Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, with powers to enforce the law.

The LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices.  Failure to comply with the LGPD and/or other personal data protection laws may result in formal warnings, public sanctions, the deletion of data, or the suspension of data processing activities, which could harm our reputation, as well as subject us to government enforcement actions (including fines) or result in private litigation against us, which could negatively affect our business and operating results. Furthermore, a company may be subject to a fine equal to up to 2% of its gross sales, or the gross sales of its economic group in Brazil, in the preceding fiscal year, excluding taxes, but limited to a total of R$50 million per violation.

As a result of our business activities, we hold large volumes of personal data, including that of employees, dealers, and customers. Therefore, we are implementing a privacy governance framework in order to reach compliance with the LGPD until the law comes into effect. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Despite the security measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database in order to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached.

Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers' attacks or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

In addition, the concentration of processes in shared services centers means that any technology disruption could impact a large portion of our business within the operating regions we serve. Any transitions of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

We take various actions with the aim of minimizing potential technology disruptions – such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes – but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of, information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

While we continue to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

If we do not successfully comply with applicable anti-corruption laws and regulations, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales.

We are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business. Nevertheless, there is a risk that our management, employees or other representatives may take actions that violate applicable anti-corruption laws, including Brazilian Federal Law No. 12,846/2013 (known as the Clean Company Act or BCCA) and the U.S. Foreign Corrupt Practices Act (known as the FCPA).

The BCCA imposes strict liability on companies for certain acts against the public administration, including corrupt acts involving public officials, whether foreign or local. Under the BCCA, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits. When imposing sanctions under the BCCA, Brazilian authorities may consider whether a company has implemented an effective compliance program.

Notwithstanding the BCCA and related Brazilian enforcement efforts, Brazil still has a perceived elevated risk of corruption. To a certain degree, that may leave us exposed to potential violations of the BCCA, FCPA or other applicable anti-corruption laws and regulations. For example, a number of high-profile corporate corruption allegations have surfaced in Brazil, especially since the beginning of 2014. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate—Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.”

Additionally, in the ordinary course of business, we regularly contract and deal with business partners and consulting firms. Some of these third parties have been managed or controlled by former government officials. Because Brazilian authorities are conducting ongoing investigations that target certain firms and business partners that we previously engaged, we have been cited as clients in connection with such investigations.

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about the Company by a former consultant, Mr. Antonio Palocci, in a legal procedure to which we subsequently had access. In this regard, we have not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev and remain committed to monitoring this matter.

               We have implemented what we view as a robust anti-corruption compliance program designed effectively to detect, prevent and remediate potential violations of applicable anti-corruption laws, including a strict requirement prohibiting our employees and agents from violating these laws. Nevertheless, there remains some risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct. Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and other business partners.

If we are not in compliance with anti-corruption and other similar laws, including the BCCA and FCPA, we may be subject to administrative, civil and criminal penalties. This could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Adverse press coverage also may result from having our name or brands associated with any misconduct and, even if unwarranted or baseless, could damage our reputation, brands and sales. Therefore, if we become involved in any investigations or other proceedings under the FCPA, BCCA or other applicable anti-corruption laws, our business could be adversely affected.

We are subject to Brazilian and other antitrust regulations.

From time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims arising from our operations, either in the normal course of business or not, or arising from violations or alleged violations of laws, regulations or acts. We have a substantial share of the beer market in Brazil and thus we are subject to constant monitoring by Brazilian antitrust authorities. We cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia and the Dominican Republic, in which our operations are subject to constant monitoring by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and notes 26 and 29 to our audited consolidated financial statements as of and for December 31, 2019, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us.  Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations.

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

Additionally, we have licenses to bottle and/or distribute brands held by companies over which we do not have control. See “Item 4. Information on the Company—B. Business Overview—Licenses.” If we are unable to maintain such arrangements on favorable terms, this could have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to environmental impacts, labor rights and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities.

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

We have announced Sustainability Goals focused on smart agriculture, water stewardship, circular packaging, climate action, and entrepreneurship. If we fail to achieve these goals for any reason, there is a risk of reputational damage.

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

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, trade secrets and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. There is also a risk that we could, by omission, fail to renew a trademark or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by, us.

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

Natural and other disasters could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural, social, technical or physical risks such as large-scale epidemics and pandemics, and the occurrence of natural disasters, terrorist events and military and other actions may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally. A recent and relevant example of large scale epidemics and pandemics risks is the outbreak of the novel strain of coronavirus, or COVID-19, which may negatively impact the results of our operations, by causing the decline in consumer demand for our products.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 45% (R$23,875.2 billion) of our total net revenues of R$52,599.7 billion in 2019 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

In January 2014, one of our wholly-owned subsidiaries acquired from ABI, a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2019, Bucanero sold 1.5 million hectoliters of beer, representing about 0.9% of our total volume of 163,243.0 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996 (and no action has been taken under this provision since its inception), on May 2, 2019, the Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. Courts. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of Bucanero.  It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure with respect to the notice of claim.

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

Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies (includes as a result of the COVID-19 virus pandemic), may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in Brazil and other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev. Also, more recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring inside or outside of Brazil.

The outbreak of communicable diseases such as the coronavirus (COVID-19) outbreak on a global scale could materially and adversely affect our business, liquidity, financial condition and trading price of our common shares and ADSs.

The outbreak of communicable diseases such as the novel strain of coronavirus, or COVID-19, on a global scale has been affecting investment sentiment and causing disruptions which have been increasing volatility in global markets and affecting the outlook of the economies of the countries in which we operate. In December 2019, COVID-19 was reported to have surfaced in Wuhan, China. In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic. This pandemic, as well as the reality or fear of any other adverse public health developments, could adversely and materially affect, among other things, our manufacturing and supply chain operations, including due to the reduction or closure of our production units and the interruption of the supply of raw materials.

The local, national and international response to the virus is quickly developing, fluid and uncertain. Responses have included voluntary and in some cases, mandatory quarantines as well as shut downs and other restrictions on travel and commercial, social and other activities. These and other responses could impact the ability to market our products, the availability of those who make the decision to purchase our products and the ultimate demand for our products. In the event the number of infected patients increases in the markets in which we operate, it is possible that these disruptions would affect the economy and the financial markets, consequently affecting our financial condition and results of operations.   On a business level, this could mean that our or other companies’ operations may be suspended.

While any disruption caused is currently expected to be temporary, there is uncertainty around the duration of these disruptions, the possibility of any government intervention or other measures, or the possibility of other economic effects on the stock market, foreign exchange rates and otherwise. Any such negative impact could result in a material adverse effect on our business, liquidity, financial conditions, results of operations and trading price of our common shares and ADSs, as well as our ability to achieve the forward looking expectations for the year of 2020 that we have previously disclosed. The extent to which COVID-19 could impact our business depends on future developments, which are highly uncertain and cannot be predicted and are outside of our control, including new information which may quickly emerge concerning the severity of the virus, the scope of the outbreak and the actions to contain the virus or treat its impact, among others.

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

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2019.

ABI indirectly held shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2019. ABI thus has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013 and effective as of July 2, 2019, or the 2019 Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The 2019 Shareholders’ Agreement.”

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

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated and adjusted pursuant to Brazilian Corporation Law in accordance with the mechanisms described in our bylaws as presented in our consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year (for example due to a material impact of COVID-19 virus pandemic in our operations). In addition, we might not pay dividends to our shareholders in any particular fiscal year upon the determination of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations. Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless it is used to offset subsequent losses or as otherwise provided for in our bylaws. It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

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

In December 2018, our Canadian subsidiary Labatt Brewing Company Ltd. entered into a joint venture named Fluent Beverages, or Fluent, with High Park Farms Ltd., a subsidiary of Tilray, a global pioneer in cannabis production and distribution. Each company intends to invest up to US$50 million in such joint venture. Fluent’s main purpose is to research and commercialize non-alcoholic beverages containing cannabis extracts within Canada only. In December 2019, Fluent launched its first non-alcoholic CBD-infused beverage within Canada only.

In January 2019, the new terms of the long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands on PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH! and Lipton Ice Tea, became effective after being approved by Brazilian antitrust authorities in December 2018. Such new terms were agreed by the parties in an amendment dated October 2018 and reflect certain changes in the commercial arrangement between them. The agreement with PepsiCo will be in force until December 31, 2027.

In March 2019, our Brazilian subsidiary Arosuco Aromas e Sucos Ltda., or Arosuco, acquired 100% of HBSIS Soluções em Tecnologia da Informação Ltda., or HBSIS, a company that develops computer programs, systems and software, with an investment of R$50 million. Our integration with HBSIS is assisting in the expansion and improvement of technology to all areas of our business with agility and scale.

On November 7, 2019, we entered into a long-term distribution agreement with Red Bull do Brasil Ltda., or Red Bull, whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil.

B.           Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We currently produce, distribute and sell beer, CSDs and other non-alcoholic and non-carbonated products in 18 countries across the Americas.

Effective January 1, 2019, we reorganized our regional reporting structure.  We no longer report the Latin America North business segment (LAN) and, from now on, we are reporting the Brazil, Central America and the Caribbean business segments separately. On December 31, 2019, we conducted our operations through four business segments, as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•

Central America and the Caribbean, or CAC, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;

•	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our four business segments as of December 31, 2019:

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2019		2018		2017
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	28,724.5	54.6%	26,814.2	53.4%	26,353.0	55.0%
Beer Brazil	24,304.2	46.2%	23,008.5	45.8%	22,509.3	47.0%
NAB	4,420.2	8.4%	3,805.7	7.6%	3,843.7	8.0%
CAC	6,757.9	12.8%	5,813.9	11.6%	4,733.0	9.9%
Latin America South	10,028.7	19.1%	10,753.9	21.4%	10,769.7	22.5%
Canada	7,088.6	13.5%	6,849.3	13.6%	6,043.5	12.6%
Total	52,599.7	100.0%	50,231.3	100.0%	47,899.3	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2019		2018		2017
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	106,806.7	65.4%	101,642.9	64.0%	106,360.0	65.3%
Beer Brazil	80,263.7	49.2%	77,784.2	49.0%	80,233.6	49.3%
NAB	26,542.9	16.3%	23,858.8	15.0%	26,126.4	16.0%
CAC	13,859.5	8.5%	13,159.8	8.3%	12,271.8	7.5%
Latin America South	32,991.1	20.2%	33,971.2	21.4%	34,062.0	20.9%
Canada	9,585.7	5.9%	9,942.9	6.3%	10,135.7	6.2%
Total	163,243.0	100.0%	158,716.9	100.0%	162,829.4	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

•        our people and culture;

•        our strategic growth platforms;

•        quality of our products;

•        sustainability;

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

Growth Platforms

We focus our efforts behind the following strategic growth platforms to support our sustainable long-term growth:

•        Differentiate the Core: we believe that building strong brands that create enduring bonds with our consumers is a fundamental prerequisite to assure the sustainability of our business in the future. By connecting with our consumers through relevant marketing platforms and breakthrough experiences, and differentiating between our main brands of the core segment, we are able to drive a superior top line performance by balancing volume and price/mix growth in a sustainable way;

•        Premiumize at Scale: premium volumes have been growing above the core segment in the markets where we operate and there is a significant opportunity to accelerate this growth and to increase even further the weight of premium volumes within beer and NAB. At Ambev, we are working towards leading this growth through our wide-ranging portfolio of domestic and global premium brands and by improving our route to market execution;

•        Drive Smart Affordability: in an effort to offer affordable products without sacrificing profitability, we have several initiatives to reduce product costs, from packaging to route-to-market and brand development. For instance, in Brazil, Nossa, Magnífica and Legítima beer brands are brewed with cassava from local farmers, an ingredient that provides a unique lightness to the beer. We are able to offer these products to consumers at a competitive price point with healthy profit margins, while simultaneously fostering social engagement, promoting the development of the local economy, and enhancing the culture of the states where the beers are produced and sold;

•        Drive Operational Excellence: as a service-oriented company, we acknowledge that enhancing our relationship with our clients is an important lever to drive sustainable growth and, thus, a consistent evolution of our route to market and of our service level is at the core of our priorities. Likewise, we are continuously pursuing operational excellence that delivers both efficiency and quality; and

•        Business Transformation Enabled by Technology: Technology has been a key enabler for building an ecosystem at Ambev, supporting our strategic platforms. On the operations side, we are focused on expanding and improving technology to all areas of Ambev with agility and scale.

Quality of our Products

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique portfolio of high-quality beers designed to satisfy different needs and tastes across different occasions. We also produce a number of non-alcoholic products, such as soft drinks, energy drinks and juices. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards. Our R&D team is also constantly working to enhance our production process and the quality of our products.

Sustainability

Brewing quality beer starts with the best ingredients. This requires a healthy, natural environment, as well as thriving communities. We are building a company to last, bringing people together for a Better World, now and for the next 100 and more years. That’s why sustainability isn’t just part of our business, it is our business. Therefore, we have committed to achieving five Sustainability Goals by 2025: (i) empowering farmers: 100% of our direct farmers will be skilled, connected, and financially empowered; (ii) securing water access: 100% of our communities in high-stress areas will have measurably improved water availability and quality; (iii) driving sustainable packaging: 100% of our product will be in packaging that is returnable or made from majority recycled content; (iv) championing low carbon technology: 100% of our purchased electricity will be from renewable sources and we will have a 25% reduction in CO2 emissions across our value chain; and (v) entrepreneurship: 100% of our entrepreneurs will be skilled with the necessary tools to evolve.

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

ZX Ventures and Z-Tech

Our business strategy is also supported by ZX Ventures and Z-Tech, our innovation arms.

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

Z-Tech is our innovation arm created in 2019 with the mission to catalyze the growth of small and medium businesses through technology, creating an environment where those businesses and their families can thrive for the long term. Z-Tech teams make use of an agile methodology as they define small and medium businesses’ needs, explore marketplace and payment technology solutions, validate through proof-of-concept and pilot before scaling across the globe.

Seasonality

Sales of beverages in our markets are seasonal. Generally, sales are stronger during the summer and major holidays. Therefore, in the Southern Hemisphere (Brazil, Central America and the Caribbean and Latin America South) volumes are usually stronger in the fourth calendar quarter due to early summer and year-end festivities. In Canada, volumes are stronger in the second and third calendar quarters due to the summer season. This is demonstrated by the table below, which shows our volumes by quarter and business segment:

	2019 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	25.8%	22.6%	22.2%	29.4%
Beer Brazil	26.2%	22.7%	21.7%	29.4%
NAB	24.5%	22.3%	23.8%	29.4%
CAC	22.9%	24.9%	24.9%	27.3%
Latin America South	26.6%	19.5%	23.9%	29.9%
Canada	19.2%	29.3%	28.2%	23.3%
Total	25.3%	22.6%	23.1%	29.0%

Description of the Markets Where We Operate

Brazil

Beer Brazil

The Brazilian Beer Market

In Brazil, the two main packaging presentations are standardized, returnable 600-milliliter glass bottles sold in bars for on-premise consumption and 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2019 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Heineken, particularly following its May 2017 acquisition of Brasil Kirin operations, and Cervejaria Petrópolis.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 150 operations, and (2) our proprietary direct distribution system, involving more than 98 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “—Business Overview—Business Strategy.”

Future Beverages

Some of our products stretch beyond typical beer consumption occasions, such as the Skol Beats Senses family of beverages, which are sweeter beverages with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer, which, according to our estimates is the leader in the Brazilian non-alcoholic beer segment and represents another 1 % of our total beer volumes in the country.

NAB

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 94.2% of the volumes of our NAB unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 45% of the market in 2019), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in two-liter non-returnable PET bottles for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo. Our NAB portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the non-sugar CSD market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion, a proprietary brand that is today the fourth largest brand in the energy drinks segment in Brazil. Also in 2016, we acquired the Brazilian juice company “Do Bem,” which enjoys brand strength in health and wellness categories.

Our NAB products are sold in Brazil through the same distribution system used for beer.

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the returnable, 12 ounce and 1-liter glass bottles, and the 12 ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 4.2 million hectoliters in 2019.

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

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI has agreed to transfer SAB’s Panamanian business to us. We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. The main packaging presentations are 285-milliliter bottles and 355-milliliter cans and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. The main competitor in the Panamanian beer market is Baru. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.4 million hectoliters in 2019. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 3.1 million hectoliters in 2019.

In May 2018, our board of directors approved the distribution, sale and marketing of the brand Budweiser in Panama, which has helped on the strategy of growing the market segment of beers priced higher than the core segment.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12-ounce can. Our main competitor in Cuba is State Brewery. We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 2.2 million hectoliters in 2019.

In the Dominican Republic, the annual sales volume of the beer market was 4.6 million hectoliters in 2019, according to our estimates. The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Brahma Light, Presidente Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.15 million hectoliters in 2019, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 7.9 million hectoliters in 2019. The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low price strategy. We are currently the third player in that market.

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

We serve more than 309 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 20 million hectoliters in 2019. With a population of approximately 44 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 36% of our beer volume is distributed directly by us and 64% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 67% of our sales in 2019.

According to our estimates, on-premise consumption represented 10% of beer volumes in Argentina in 2019, and supermarkets sales represented 14.4% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Clásica, Brahma and Stella Artois. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2019, annual sales volume of the Argentine CSD market was 48.7 million hectoliters. In Argentina, 54% of our CSD volume is distributed directly by us and 46% is distributed through exclusive third-party distributors. Non-returnable bottles represented 75% of our CSD sales in Argentina in 2019.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi-Cola and Seven-Up. According to Scentia, we were second in the Argentine CSD market in 2019, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 3.5 million hectoliters in 2019. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 84% of our beer volumes is directly distributed by us and 16% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 50% of our sales in 2019.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari. We are the leading beer producer in Bolivia, according to Nielsen.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2019, the annual sales volume of the Bolivian CSD market was 10.8 million hectoliters. Of our total CSD volumes in Bolivia in 2019, 64% was directly distributed by us and 36% was distributed through exclusive third-party distributors, while 99% of our CSD sales in that country in 2019 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 10 million hectoliters in 2019. Beer consumption in Chile has increased every year since 2009, except for 2017. Our most important beer brands in Chile are Becker, Corona, Budweiser, Cusqueña and Stella Artois.

We are the second beer producers in Chile, according to Nielsen, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 4.3 million hectoliters in 2019, excluding contraband.

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

In Paraguay, 72% of our beer volumes is directly distributed by us and 28% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the can, which accounted for 45% of our sales in 2019.

Our most important beer brands in Paraguay are Brahma, Pilsen and Ouro Fino, with a leader market position in the country in 2019, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.04 million hectoliters in 2019. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 22% of our beer volumes is directly distributed by us and 78% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 56% of our sales in 2019.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader market position in 2019, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2019, the annual sales volume of the Uruguayan CSD market was 3.3 million hectoliters.

In Uruguay, 37% of our CSD volume is directly distributed by us and 63% is distributed through exclusive third-party distributors. Non-returnable bottles accounted for 80% of our sales in that country in 2019. Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

Canada - Labatt

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands, and exports the Kokanee beer brand to the United States.

According to our estimates, Labatt is the market leader in the Canadian beer market. The main packaging presentation in that country are the returnable, 341-milliliter glass bottle, and the 355-milliliter aluminum can, which are predominantly sold in privately owned and government-owned retail stores in addition to privately owned on-trade establishments. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light, Michelob Ultra and Busch (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee. Our distribution system in Canada is structured in different ways across the country, as further explained below.

Other Canadian Markets

The ready-to-drink beverages (RTD) industry in Canada grew double-digits in 2019, driven mainly by the rapid expansion of the seltzer segment. Labatt’s RTD portfolio in Canada includes the Palm Bay and Mike’s brands, which recently launched low-calorie, 0g sugar seltzer offerings to compete in this segment.

Additionally, Labatt has a joint venture with Tilray, a global player in cannabis production and distribution, that researches non-alcoholic beverages containing THC and CBD, and also commercializes a non-alcoholic CBD beverage in Canada only.

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

TBS ownership is available to all qualifying Ontario-based brewers. TBS’s 15-member Board of Directors is made up of the following members: four directors nominated by Labatt; four directors nominated by Molson; four independent directors initially nominated by a selection committee jointly represented by the Province of Ontario, Labatt and Molson and now nominated by a majority vote of the independent directors; two directors nominated by larger brewer shareholders (other than Labatt and Molson) with TBS sales greater than 50,000 hectoliters per year; and one director nominated by smaller brewer shareholders with TBS sales less than 50,000 hectoliters per year.

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

Non-malted Cereals

Corn syrup is purchased from Ingredion, Cargill and Tereos. Corn is purchased to produce grits in-house in some plants and corn grits and rice are purchased in other plants from local suppliers and are generally widely available.

Water

Water represents a small portion of our raw material costs. We obtain our water requirements from several sources, such as: lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utility companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high-quality standards and applicable regulations. As a result of advances in technology, we have continuously reduced our water consumption per hectoliter produced.

Non-alcoholic Beverages

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

Sugar

Sugar is widely available and is purchased by our regional sourcing entity. We use sugar in our CSD products mainly in Brazil, Argentina, Bolivia, Uruguay, and the Caribbean. We enter into derivative instruments to avoid the impact of short-term volatility in sugar prices on our production costs. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Juices

Orange, lemon, grape, apple, and other juices used in our CSD and juices products are purchased in Brazil. We also use lemon and grapefruit juices in our CSD products in Argentina and Uruguay. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit flavored CSDs.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 255 thousand tons of glass and in 2019 such unit attended to more than 60% of our glass needs.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased regionally, and PET pre-forms are principally purchased regionally by both local and global companies. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus, Arosuco. These producers also supply some of our other Latin American operations.

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

•        some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada;

•        some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance from schools, hospitals and other designated areas, as well as place certain restrictions on the time of sale and consumption of these products in public places and private clubs;

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

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic. In 2019, sales volumes of PepsiCo products represented approximately 30.7% of our total NAB sales volumes in Brazil, nearly 69% of our total NAB sales volumes in the Dominican Republic and 99% of our NAB sales volumes in Argentina, 99% in Bolivia and 30% in Uruguay.

Red Bull

We have a long-term distribution agreement with Red Bull, providing for theexclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2019, the ABI brands sold by Labatt represented approximately 70% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

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

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2019, represented as a percentage of gross sales, was: 43.8% in Brazil; 21.5% in Canada; 9.0% in Central America; 47.8% in the Dominican Republic; 21.0% in Panama; 1.8% in Cuba; 8.5% in Barbados; 26.0% in Argentina; 35.2% in Bolivia; 23.8% in Chile; 12.0% in Paraguay; and 30.0% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our NAB products in 2019, represented as a percentage of gross sales, was: 36.1% in Brazil; 18.0% in the Dominican Republic; 7.0% in Panama; 18.4% in Argentina; 27.0% in Bolivia; and 30.3% in Uruguay.

Changes to Brazilian Taxes on Beverages

In November 2008, the Brazilian Congress approved changes (effective as of January 1, 2009) to the taxable amount and tax rates for (1) the IPI Excise Tax, (2) the PIS Contribution and (3) the COFINS. Under the previous system, these taxes were paid as a fixed rate per hectoliter by all taxpayers. Under the system approved in 2008, higher priced brands pay higher taxes per hectoliter than lower priced brands based on a consumer price reference table. The taxable amount is calculated through the application of a rate to the consumer price established in the respective consumer price reference table. In recent years, taxes on the beverage industry were increased at the Brazilian federal and state levels. In April 2013, an aggregate increase of 2% was approved with respect to the rates of the IPI Excise Tax, the PIS Contribution and the COFINS on beer sales. In addition, in 2014 the IPI Excise Tax, the PIS Contribution and the COFINS were subject to another aggregate increase of 4% in April and 2% in October with respect to beer sales. Moreover, in January 2015 the Brazilian federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the IPI Excise Tax, the PIS Contribution and the COFINS are due by manufacturers and wholesalers, and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem). The new taxation model introduced by Law No. 13,097, Decree No. 8,442/2015 brought temporary reductions on the tax rates applicable to beers and soft drinks. As of January 2018, such temporary reductions are no longer in force. Without such reduction, PIS Contribution and COFINS rates have increased between 5% and 12% over the previously reduced rates for breweries – except for special beers with limited production which have 75% or more of barley malt by weight on the original extract as a source of sugar.

In 2012, the following six Brazilian states increased their rates for ICMS Value-Added Tax applicable to beer: Minas Gerais, Sergipe, Amazonas, Mato Grosso, Bahia and the Federal District. In addition, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondonia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which became effective in early 2019. In 2019, the State of Maranhão decreased the non-alcoholic beverages ICMS Value-Added Tax rates, which will become effective in early 2020.

In May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 changing the IPI taxation applicable on transactions with concentrate units, consequently reducing the value of the IPI presumed credits registered by Ambev on acquisitions from companies located in the Manaus Free Trade Zone from 20% to 4%. Due to the severe effects of such change, the Brazilian Federal Government enacted Decree No. 9,514/2018 to make a gradual change of the IPI taxation, as follows: (1) taxation of 12% in the first half of 2019; (2) taxation of 8% in the second half of 2019; and (3) taxation of 4% from 2020 onwards. In July 2019, the Brazilian Federal Government enacted Decree No. 9,897/2019 determining the application of the 8% rate until September 30, 2019 and implementing a 10% rate from October 1, 2019 to December 31, 2019, maintaining the rate of 4% effective as of January 2020. In February 2020, Decree No. 10,254/2020 was issued, increasing the IPI rate to 8% for the specific period from July 1, 2020 to November 30, 2020. From December 1, 2020 onwards, the applicable rate will return to 4%.

C.           Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2019.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2019. ABI thus has control over us, even though (1) ABI is subject to the 2019 Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The 2019 Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2019 based on total share capital owned.

Organizational Structure

D.           Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2019, our aggregate beer and non-alcoholic beverages production capacity was 257.6 million hectoliters per year. In 2019, the total production at the facilities set forth below was equal to 156.8 million hectoliters.

The following is a list of our principal production facilities as of December 31, 2019:

Brazil
Plant	Type of Plant
Agudos, São Paulo	Beer
Equatorial, Maranhão	Beer
Jacareí, São Paulo	Beer
Lages, Santa Catarina	Beer
Guarulhos, São Paulo	Beer
Sete Lagoas, Minas Gerais	Mixed
Uberlândia, Minas Gerais	Beer
Petrópolis, Rio de Janeiro	Beer
Ponta Grossa, Paraná	Beer
Wals/Belo Horizonte, Minas Gerais	Beer
Colorado/Ribeirão Preto, São Paulo	Beer
Estância, Sergipe	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Anápolis, Goiás	Mixed
Cuiabá, Mato Grosso	Mixed
Jaguariúna, São Paulo	Mixed
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Itapissuma, Pernambuco	Mixed
Rio de Janeiro, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Minas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Viamão, Rio Grande do Sul	Mixed
Piraí, Rio de Janeiro	Mixed
Almirante Tamandaré, Paraná	Soft drinks
Contagem, Minas Gerais	Soft drinks
Jundiaí, São Paulo	Soft drinks
Sapucaia do Sul, Rio Grande do Sul	Soft drinks
São Paulo, São Paulo	Labels
Manaus, Amazonas	Crown Cap
Campo Grande, Rio de Janeiro	Glass Bottle
Manaus, Amazonas	Concentrate
Maltaria Navegantes, Rio Grande do Sul	Malt
Maltaria Passo Fundo, Rio Grande do Sul	Malt
Maués, Brazil	Guaraná Extract Plant
Yeast Plant, Brazil	Yeast
Manaus, Amazonas	Shrink film

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Cympay, Uruguay	Malt
Musa, Uruguay	Malt
Malteria Pampa, Argentina	Malt
Quilmes, Argentina	Beer
Corrientes, Argentina	Mixed
La Paz, Bolivia	Beer
Santa Cruz, Bolivia	Beer
Cochabamba, Bolivia	Beer
Huari, Bolivia	Beer
Tarija, Bolivia	Beer
Santiago, Chile	Beer
Minas, Uruguay	Beer
Ypane, Paraguay	Beer
Zarate, Argentina	Beer
Mendoza, Argentina	Mixed
Montevideo, Uruguay	Mixed
Cordoba, Argentina	Soft Drinks
CASA, Argentina	Beer
Buenos Aires South, Argentina	Soft Drinks and Juices
Manantial, Tucumán, Argentina	Soft Drinks
Tres Arroyos, Argentina	Malt
Acheral, Tucumán, Argentina	Beer
Coroplas, Argentina	Crown Cap
FPV, Ypane, Paraguay	Bottles
Sacaba, Bolivia	Soft Drinks
El Alto, Bolivia	Soft Drinks
Enalbo, Oruro, Bolivia	Cans
Bariloche Craft Beer, Argentina	Beer
Fernandez Oro, Argentina	Hops Pellets

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer
London	Beer
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith	Beer

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

We have prepared our audited consolidated financial statements as of December 31, 2019 and 2018 and for the three years ended December 31, 2019 in reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Critical Accounting Policies

The preparation of financial statements in conformity with IFRS requires our management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates. Notes 3 and 4 to our audited consolidated financial statements include a summary of the critical accounting policies applied in the preparation of these financial statements. The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

We have adopted these new accounting standards on the effective date required and, therefore, the audited financial statements included in this annual report (i) as of and for the year ended December 31, 2018 reflect the application of IFRS 9 and IFRS 15; (ii) as of and for the year ended December 31, 2019 reflect the application of IFRS 16. For more information on our analysis and evaluation on the impact of the 2019 new accounting standards, please see notes 3 and 4 of our audited financial statements included elsewhere in this annual report.

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on January 1, 2018:

•

IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurementfor periods beginning after January 1, 2018, introduces new requirements for the classification of financial assets, that depends on the entity’s business model and the contractual characteristics of the cash flow of the financial instruments; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9 also removes the volatility in the result caused by changes in the credit risk of liabilities determined to be measured at fair value. We have applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning January 1, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements under IAS 39. We performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially our financial position, financial performance or risk management activities.

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

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on January 1, 2019:

•

IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting.  This change removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requires a lessee to be recognized as right-of-use asset and a liability classified according to the contract period. Having adopted the standard as of January 1, 2019, we have adopted the retrospectively presentation for the consolidated financial statements. The impact to the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments, recognition of depreciation expenses of right-of-use assets in the income statement, recognition of interest expenses in the financial result on the lease liabilities in the income statement, and the segregation of the payment of the leases by a principal portion presented within the financing activities and an interest component presented within the operational activities in the cash flows. The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16 determines that the contract contains a lease if it transmits to the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments. We have carried out an inventory of the contracts, evaluating whether or not they contain a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the leasing operations of real estate from third parties, trucks, cars, forklifts and servers. Short-term (12 months or less) and low value (US$5,000 or less) leases were not subject to this analysis, as permitted by the standard. For these contracts, we will continue to recognize a lease expense on a straight-line basis, if applicable. When measuring lease liabilities, we discounted lease payments using the incremental borrowin rates. The wighted average rate applied is of 12.6% until December 31, 2018.

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

Deferred and Current Income Tax and Social Contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases the tax effect is also recognized directly in comprehensive income or equity account (except interest on shareholder’s equity – see note 3(i) to our consolidated financial statements).

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

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2019, 2018 and 2017 was 28.9%, 29.9% and 29.2%, respectively. For the years ended December 31, 2019, 2018 and 2017, our IFRS effective tax rate was 5.8%, 13.5% and 39.3%, respectively.

The main events that impacted the effective tax rate in 2019 were:

•

government subsidies on sales taxes: we have state tax incentives within certain local manufacturing that when reinvested are not taxed for income tax purposes, which explains the impact in the effective tax rate. The amounts above are impacted by fluctuations in production volumes, pricing and eventual fluctuations in state taxation rates;

•

deductible interest on net equity: under Brazilian law, companies have the option to distribute interest on equity, or JCP, calculated based on the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation; in 2019, we distributed approximately R$7,717.4 million as interest on equity, of which R$2,623.8 million was deductible, resulting in a tax impact of approximately R$2,623.8 million;

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

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

In the periods discussed below, we conducted our operations through four business segments as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•

Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2019	2018 (restated)	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	163,243.0	158,716.9	2.9%
Net sales	52,599.7	50,231.3	4.7%
Net revenue per hectoliter—R$/hl	322.2	316.5	1.8%
Cost of sales	(21,678.2)	(19,249.4)	12.6%
Gross profit	30,921.6	30,981.9	(0.2)%
Gross margin (%)	59%	62%	(3.0)%
Sales, marketing and distribution expenses	(12,647.5)	(12,328.5)	2.6%
Administrative expenses	(2,680.0)	(2,363.5)	13.1%
Other operating income/(expenses)	878.1	947.3	(7.3)%
Exceptional items	(397.2)	(86.4)	359.7%
Income from operations	16,074.9	17,150.9	(6.2)%
Operating margin (%)	31%	34%	(3.0)%
Net income	12,188.3	11,347.7	7.4%
Net margin (%)	23%	23%	0.0%

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(41.2)	(38.3)
Gross profit	58.8	61.7
Sales, marketing and distribution expenses	(24.0)	(24.5)
Administrative expenses	(5.1)	(4.7)
Other operating income/(expenses)	1.7	1.9
Exceptional items	(0.8)	(0.2)
Income from operations	30.6	34.1

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019					2018 (restated)
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	28,724.5	6,757.9	10,028.7	7,088.6	52,599.7	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3
Cost of sales	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)
Gross profit	16,628.2	3,823.9	6,030.7	4,438.8	30,921.6	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9
Sales, marketing, distribution and administrative expenses	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.3)	(14,692.0)
Other operating income/ (expenses)	826.4	85.8	(18.0)	(16.1)	878.1	965.0	20.1	(24.6)	(13.1)	947.3
Exceptional items	(328.2)	(17.1)	(51.9)	0.0	(397.2)	(43.7)	62.5	(88.4)	(16.8)	(86.4)
Income from operations	8,540.6	2,398.5	3,420.4	1,715.4	16,074.9	9,593.2	1,866.4	3,798.9	1,892.4	17,150.9

Net Sales

Net sales increased by 4.7% in 2019, to R$52,599.7 million from R$50,231.3 million in 2018, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2019		2018
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	28,724.5	54.6%	26,814.2	53.4%	7.1%
Beer Brazil	24,304.2	46.2%	23,008.5	45.8%	5.6%
NAB	4,420.2	8.4%	3,805.7	7.6%	16.1%
CAC	6,757.9	12.8%	5,813.9	11.6%	16.2%
Latin America South	10,028.7	19.1%	10,753.9	21.4%	(6.7)%
Canada	7,088.6	13.5%	6,849.3	13.6%	3.5%
Total	52,599.7	100.0%	50,231.3	100.0%	4.7%

	Sales Volumes Year Ended December 31,
	2019		2018
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	106,806.7	65.4%	101,642.9	64.0%	5.1%
Beer Brazil	80,263.7	49.2%	77,784.2	49.0%	3.2%
NAB	26,542.9	16.3%	23,858.8	15.0%	11.2%
CAC	13,859.5	8.5%	13,159.8	8.3%	5.3%
Latin America South	32,991.1	20.2%	33,971.2	21.4%	(2.9)%
Canada	9,585.7	5.9%	9,942.9	6.3%	(3.6)%
Total	163,243.0	100.0%	158,716.9	100.0%	2.9%

	Net Revenue per Hectoliter Year Ended December 31,
	2019	2018	% Change
	(in R$, except percentages)
Brazil	268.9	263.8	1.9%
Beer Brazil	302.8	295.8	2.4%
NAB	166.5	159.5	4.4%
CAC	487.6	441.8	10.4%
Latin America South	304.0	316.6	(4.0)%
Canada	739.5	688.9	7.3%
Total	322.2	316.5	1.8%

Brazilian Operations

Total net sales from our Brazilian operations increased by 7.1% in 2019, to R$28,724.5 million from R$26,814.2 million in 2018.

Our net sales of beer in Brazil increased by 5.6% in 2019, to R$24,304.2 million from R$23,008.5 million in 2018.  The growth is a consequence of a 3.2% increase in sales volume driven by industry expansion resulting from a slight improvement in the consumer environment, coupled with a 2.4% increase in net revenue per hectoliter in 2019, reaching R$302.8 that year as a result of a price increase. Despite an overall growth, the Brazilian beer market is still under the continued effects of (1) a high unemployment rate; (2) the slow growth of disposable income; and (3) low consumer confidence.

Our net sales of NAB in Brazil increased by 16.1% in 2019, to R$4,420.2 million from R$3,805.7 million in 2018 mainly due to a 11.2% increase in sales volume driven by industry expansion driven in part by a slight improvement in the consumer environment, coupled with a 4.4% increase in net revenue per hectoliter in 2019, reaching R$166.5 that year as a result of our revenue management initiatives and price increase. Despite an overall growth, the Brazilian NAB market is still under the continued effects of (1) a high unemployment rate; (2) the slow growth of disposable income; and (3) low consumer confidence.

CAC Operations

Net sales from our CAC operations increased by 16.2% in 2019, to R$6,757.9 million from R$5,813.9 million in 2018, mainly driven by (1) a 5.3% increase in sales volume, primarily reflecting better sales in most of the Central America and the Caribbean countries where we operate, resulting from favorable macroeconomic conditions and (2) higher net revenue per hectoliter. Net revenue per hectoliter increased by 10.4% in 2019, reaching R$487.6 that year, as the effect of our price increases was amplified by currency translation due to the appreciation of local currencies in relation to the real during the period.

Latin America South Operations

Net sales from our Latin America South operations decreased by 6.7% in 2019, to R$10,028.7 million from R$10,753.9 million in 2018, mainly due to (1) the negative currency translation due to the weakening of the Argentine peso over the period, and (2) a 2.9% decrease in volume sold, which was primarily driven by the adverse macroeconomic conditions in Argentina that had a negative impact on consumption in such country. Net revenue per hectoliter decreased by 4.0% in 2019, reaching R$304.0 that year, as the positive impact of our revenue management initiatives was largely offset by the impact of the Argentine peso devaluation.

Canada Operations

Net sales from our Canadian operations increased by 3.5% in 2019, to R$7,088.6 million from R$6,849.3 million in 2018. The result was mainly due to (1) the positive impact from currency translation reflecting the appreciation of the Canadian dollar when compared to the real over the period, (2) an increase in net revenue per hectoliter by 7.4%, reaching R$739.5 in 2019, and (3) a favorable brand mix, which was partially offset by a 3.6% decrease in sales volume reflecting the overall contraction of the Canadian beer industry in 2019 driven in part by unfavorable weather conditions and the growth of other categories of beverages.

Cost of Sales

Cost of sales increased 12.6% in 2019, to R$21,678.2 million from R$19,249.4 million in 2018. As a percentage of our net sales, total cost of sales increased to 41.2% in 2019 from 38.3% in 2018.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2019	2018 (restated)	% Change
	(in R$, except percentages)
Brazil	113.3	98.5	14.9%
Beer Brazil	125.1	105.6	18.4%
NAB	77.5	75.5	2.8%
CAC	211.7	194.5	8.8%
Latin America South	121.2	125.5	(3.4)%
Canada	276.4	242.8	13.8%
Total	132.8	121.3	9.5%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 20.8% in 2019, to R$12,096.3 million from R$10,014.8 million in 2018. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 14.9% in 2019, to R$113.3 from R$98.5 in 2018.

Cost of sales for our Brazilian beer operations increased by 22.2% in 2019, to R$10,037.9 million from R$8,214.2 million in 2018, mainly explained by (1) depreciation of the real in 2018, impacting our costs in 2019, and (2) an increase in hedged commodities prices on the purchase of raw materials, especially barley in 2018, impacting costs in 2019. The impact of fluctuations of the local currency against the dollar and of commodity prices are typically postponed to the subsequent period as our policy is to hedge operational transactions reasonably expected to occur within a designated period of approximately 12 months from the current month. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 18.4%, to R$125.1 in 2019 from R$105.6 in 2018, mainly as result of the same factors.

Cost of sales for our Brazilian NAB segment increased by 14.3% in 2019, to R$2,058.4 million from R$1,800.6 million in 2018, mainly due to (1) increased costs associated with higher sales volumes, and (2) depreciation of the real in 2018, impacting our costs in 2019, partially offset by lower sugar prices in 2018, also impacting our costs in 2019. The cost of sales per hectoliter increased by 2.8% in 2019, totaling R$77.5 from R$75.5 in 2018, mainly as result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased by 14.7% in 2019, to R$2,934.1 million from R$2,559.1 million in 2018 in line with the corresponding increase in our net sales over the same period, due mainly to (1) increased costs associated with higher sales volumes, (2) increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, and (3) the currency translation impact due to the strengthening of local currencies, primarily the peso, in the Dominican Republic, and the dollar, in Panama, in relation to the real during the period. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 8.8% in 2019, to R$211.7 from R$194.5 in 2018, mainly as a result of the same factors.

Latin America South Operations

Cost of sales for our Latin America South operations decreased by 6.2% in 2019, to R$3,998.0 million in 2019 from R$4,261.7 million in 2018 mainly due to (1) the impact of currency translation reflecting the depreciation of the Argentine peso over the period, and (2) the reduced costs associated with lower sales volume. Such impacts were partially offset by higher inflation in Argentina in 2019, and depreciation of the Argentine peso in 2018, impacting our costs in 2019. On a per hectoliter basis, our cost of sales for our Latin America South operations decreased by 3.4% in 2019, to R$121.2 from R$125.5 in 2018, mainly as a result of the same factors.

Canada Operations

Cost of sales for our Canadian operations increased by 9.8% in 2019, to R$2,649.8 million from R$2,413.8 million in 2018, mainly due to (1) the negative impact of currency translation reflecting the strengthening of the Canadian dollar in relation to the real over the period, (2) an increase in hedged commodity prices, especially aluminum in 2018, impacting costs in 2019, which was partially offset by a 3.6% decrease in sales volume over the period. Cost of goods sold per hectoliter increased by 13.8% in 2019, to R$276.4 in 2019 from R$242.8 in 2018, mainly as a result of the same factors.

Gross Profit

As a result of the foregoing, gross profit decreased by 0.2% in 2019, to R$30,921.6 million from R$30,981.9 million in 2018. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2019			2018 (restated)
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	16,628.2	53.8%	58%	16,799.4	54.2%	63%
Beer Brazil	14,266.3	46.1%	59%	14,794.3	47.8%	64%
NAB	2,361.9	7.6%	53%	2,005.2	6.5%	53%
CAC	3,823.9	12.4%	57%	3,254.8	10.5%	56%
Latin America South	6,030.7	19.5%	60%	6,492.2	21.0%	60%
Canada	4,438.8	14.4%	63%	4,435.5	14.3%	65%
Total	30,921.6	100.0%	59%	30,981.9	100.0%	62%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 4.3% in 2019, to R$15,327.5 million from R$14,692.0 million in 2018. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 5.6% in 2019, to R$8,585.7 million from R$8,127.4 million in 2018.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 2.9% in 2019, to R$7,252.5 million from R$7,050.3 million in 2018, primarily due to (1) increased administrative expenses, driven by higher variable compensation accruals, (2) inflation-increases in distribution expenses, and (3) higher depreciation, which were partially offset by lower sales and marketing expenses due to efficiency gains.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 23.8% in 2019, to R$1,333.2 million from R$1,077.1 million in 2018, mainly due to (1) higher sales and marketing expenses, reflecting the volume growth and our continued investment in our brands, and (2) slightly higher distribution expenses, mainly driven by inflation, (3) higher depreciation, and (4) an increase in administrative expenses, mainly due to higher variable compensation accruals.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 1.6% in 2019, to R$1,494.0 million from R$1,470.9 million in 2018, reflecting (1) the currency translation effects driven by the appreciation of local currencies, primarily the Dominican peso, and the U.S. dollar, in Panama, in relation to real over the period, and (2) higher depreciation. This was partially offset by lower distribution, sales and marketing, and administrative expenses in local currencies, due to efficiency gains in sales, marketing and administrative expenses.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations decreased by 1.5% in 2019, to R$2,540.5 million from R$2,580.4 million in 2018, primarily driven by the currency translation effect resulting from the depreciation of the Argentine peso over the period partially offset by higher inflation in the region.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 7.7% in 2019, to R$2,707.3 million from R$2,513.3 million in 2018, mainly as a result of (1) the currency translation effect resulting from the appreciation of the Canadian Dollar over the period, (2) higher administrative expenses, due to higher variable compensation accruals, partially offset by lower distribution and sales and marketing expenses, resulting from efficiency gains.

Other Operating Income (Expense)

Other net operating income decreased by 7.3% in 2019, to R$878.1 million from R$947.3 million in 2018, mainly explained by a decline in government grants related to state VAT long-term tax incentives in Brazil, due to revenue geographic mix and the expiration of a tax incentive in the state of Santa Catarina.

Exceptional Items

Exceptional items amounted to a R$397.2 million expense in 2019 compared to a R$86.4 million expense recorded in 2018. The expenses recorded in 2019 were mainly (i) due to an amnesty program in the State of Mato Grosso, in connection with requirements imposed in the context of the final validation of fiscal incentives granted by such state in the past, without the formal acceptance of other states; and (ii) by restructuring expenses primarily linked to centralization and sizing projects in Brazil and LAS, with blueprint review due to optimization of Full Time Equivalent (FTE), such as the centralization of processes in our shared services center.

Income from Operations

As a result of the foregoing, income from operations decreased by 6.3% in 2019, to R$16,074.9 million from R$17,150.9 million in 2018.

Net Finance Cost

Our net finance cost decreased by 22.8% in 2019, to R$3,109.6 million from R$4,030.3 million in 2018. This result is mainly explained by (1) higher interest income, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars, and the recovery of a tax claim, and (2) a positive impact resulting from the application of hyperinflationary accounting as prescribed by IAS 29, since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results.

The above effects were partially offset by (1) higher losses on derivative instruments, mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Argentina, and (2) higher losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso.

Our total debt, including current and non-current debt, decreased by R$1,040.9 million in 2019, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$438.3 million in 2019.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$754.7 million in 2019 from R$1,773.9 million in 2018. The effective tax rate in 2019 was 5.8%, compared to 13.5% in the previous year. Such decrease in our effective tax rate in 2019 was primarily due to a higher tax benefit resulting from a higher payment of interest on shareholders’ equity.

Net Income

As a result of the foregoing, net income increased by 7.4% in 2019, to R$12,188.3 million from R$11,347.7 million in 2018.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

In the periods discussed below, we conducted our operations through four business segments as follows:

•        Brazil, which includes the beer sales division and the NAB sales division;

•        Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;

•        Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

•        Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2018 (restated)	2017 (restated)	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	158,716.9	162,829.4	(2.5)
Net sales	50,231.3	47,899.3	4.9
Net revenue per hectoliter—R$/hl	316.5	294.2	7.6
Cost of sales	(19,249.4)	(18,028.4)	6.8
Gross profit	30,981.9	29,870.9	3.7
Gross margin (%)	62%	62%
Sales, marketing and distribution expenses	(12,328.5)	(11,807.4)	4.4
Administrative expenses	(2,363.5)	(2,620.0)	(9.8)
Other operating income/(expenses)	947.3	1,217.3	(22.2)
Exceptional items	(86.4)	(108.7)	(20.5)
Income from operations	17,150.9	16,552.1	3.6
Operating margin (%)	34%	35%
Net income	11,347.7	7,787.5	45.7
Net margin (%)	23%	16%

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018	2017
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(38.3)	(37.6)
Gross profit	61.7	62.4
Sales, marketing and distribution expenses	(24.5)	(24.7)
Administrative expenses	(4.7)	(5.5)
Other operating income/(expenses)	1.9	2.5
Exceptional items	(0.2)	(0.2)
Income from operations	34.1	34.6

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
	2018 (restated)					2017 (restated)
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3	26,353.0	4,733.0	10,769.7	6,043.5	47,899.3
Cost of sales	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)	(9,879.8)	(2,044.8)	(4,120.7)	(1,983.1)	(18,028.4)
Gross profit	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9	16,473.2	2,688.2	6,649.0	4,060.5	29,870.9
Sales, marketing, distribution and administrative expenses	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.3)	(14,692.0)	(8,359.3)	(1,330.1)	(2,487.1)	(2,250.8)	(14,427.4)
Other operating income/ (expenses)	965.0	20.1	(24.6)	(13.1)	947.3	1,092.7	77.8	41.2	5.6	1,217.3
Exceptional items	(43.7)	62.5	(88.4)	(16.8)	(86.4)	(33.0)	(23.1)	(41.3)	(11.3)	(108.7)
Income from operations	9,593.2	1,866.4	3,798.9	1,892.4	17,150.9	9,173.6	1,412.8	4,161.8	1,804.0	16,552.1

Net Sales

Net sales increased by 4.9% in 2018, to R$50,231.3 million from R$47,899.3 million in 2017, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2018		2017
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	26,814.2	53.4%	26,353.0	55.0%	1.8%
Beer Brazil	23,008.5	45.8%	22,509.3	47.0%	2.2%
NAB	3,805.7	7.6%	3,843.7	8.0%	(1.0)%
CAC	5,813.9	11.6%	4,733.0	9.9%	22.8%
Latin America South	10,753.9	21.4%	10,769.7	22.5%	(0.1)%
Canada	6,849.3	13.6%	6,043.5	12.6%	13.3%
Total	50,231.3	100.0%	47,899.3	100.0%	4.9%

	Sales Volumes Year Ended December 31,
	2018		2017
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	101,642.9	64.0%	106,360.0	65.3%	(4.4)%
Beer Brazil	77,784.2	49.0%	80,233.6	49.3%	(3.1)%
NAB	23,858.8	15.0%	26,126.4	16.0%	(8.7)%
CAC	13,159.8	8.3%	12,271.8	7.5%	7.2%
Latin America South	33,971.2	21.4%	34,062.0	20.9%	(0.3)%
Canada	9,942.9	6.3%	10,135.7	6.2%	(1.9)%
Total	158,716.9	100.0%	162,829.4	100.0	(2.5)%

	Net Revenue per Hectoliter Year Ended December 31,
	2018	2017	% Change
	(in R$, except percentages)
Brazil	263.8	247.8	6.5%
Beer Brazil	295.8	280.5	5.4%
NAB	159.5	147.1	8.4%
CAC	441.8	385.7	14.5%
Latin America South	316.6	316.2	0.1%
Canada	688.9	596.3	15.5%
Total	316.5	294.2	7.6%

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

Cost of Sales

Cost of sales increased 6.8% in 2018, to R$19,249.4 million from R$18,028.4 million in 2017. As a percentage of our net sales, total cost of sales increased to 38.3% in 2018 from 37.6% in 2017.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2018 (restated)	2017 (restated)	% Change
	(in R$, except percentages)
Brazil	98.5	92.9	6.0%
Beer Brazil	105.6	98.3	7.4%
NAB	75.5	76.3	(1.0)%
CAC	194.5	166.6	16.7%
Latin America South	125.5	121.0	3.7%
Canada	242.8	195.7	24.1%
Total	121.3	110.7	9.6%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 1.4% in 2018, to R$10,014.8 million from R$9,879.8 million in 2017. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 6.0% in 2018, to R$98.5 from R$92.9 in 2017.

Cost of sales for our Brazilian beer operations increased by 4.2% in 2018, to R$8,214.2 million from R$7,886.7 million in 2017, mainly explained by (1) an increase in hedged commodities prices on the purchase of raw materials, especially aluminum in 2017, impacting costs in 2018, and (2) the appreciation of the real in 2017, impacting our costs in 2018. The impact of fluctuations of the local currency against the dollar and of commodity prices are typically postponed to the subsequent period as our policy is to hedge operational transactions reasonably expected to occur within a designated period of approximately 12 months from the current month. On a per hectoliter basis, cost of sales for our Brazilian beer operations increased by 7.4%, to R$105.6 in 2018 from R$98.3 in 2017, mainly as result of the same factors.

Cost of sales for our Brazilian NAB segment decreased by 9.7% in 2018, to R$1,800.6 million from R$1,993.1 million in 2017, mainly due to (1) decreased costs associated with lower sales volumes, and (2) a favorable impact resulting from hedged commodities prices and the foreign exchange, for the same reasons described above in relation to our hedging policy for our Brazilian beer operations in 2017, specifically related to lower sugar prices in 2017 and the appreciation of the real in 2017. The cost of sales per hectoliter decreased by 1.0% in 2018, totaling R$75.5 from R$76.3 in 2017, mainly as result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased by 25.2% in 2018, to R$2,559.1 million from R$2,044.8 million in 2017 in line with the corresponding increase in our net sales over the same period, due mainly to (1) increased costs associated with higher sales volumes, (2) increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, and (3) the currency translation impact due to the strengthening of local currencies, primarily the peso, in the Dominican Republic, and the dollar, in Panama, in relation to the real during the period. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 16.7% in 2018, to R$194.5 from R$166.6 in 2017, mainly as a result of the same factors.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 3.4% in 2018, to R$4,261.7 million in 2018 from R$4,120.7 million in 2017 mainly due to higher inflation in Argentina in 2018 and higher commodities prices, especially aluminum in 2017, impacting our costs in 2018. Such impacts were partially offset by (1) the positive impact of currency translation reflecting the depreciation of the Argentine peso over the period, and (2) the positive impact of the application of hyperinflation accounting in Argentina. On a per hectoliter basis, our cost of sales for our Latin America South operations increased by 3.7% in 2018, to R$125.5 from R$121.0 in 2017, mainly as a result of the same factors.

Canada Operations

Cost of sales for our Canadian operations increased by 21.7% in 2018, to R$2,413.8 million from R$1,983.1 million in 2017, mainly due to (1) the negative impact of currency translation reflecting the strengthening of the Canadian dollar in relation to real over the period, (2) an increase in hedged commodity prices, especially aluminum in 2017, impacting costs in 2018, which was partially offset by a 1.9% decrease in sales volume over the period. Cost of goods sold per hectoliter increased by 24.1% in 2018, to R$242.8 in 2018 from R$195.7 in 2017, mainly as a result of the same factors.

Gross Profit

As a result of the foregoing, gross profit increased by 3.7% in 2018, to R$30,981.9 million from R$29,870.9 million in 2017. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2018 (restated)			2017 (restated)
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	16,799.4	54.2%	63%	16,473.2	55.1%	63%
Beer Brazil	14,794.3	47.8%	64%	14,622.6	49.0%	65%
NAB	2,005.2	6.5%	53%	1,850.6	6.2%	48%
CAC	3,254.8	10.5%	56%	2,688.2	9.0%	57%
Latin America South	6,492.2	21.0%	60%	6,649.0	22.3%	62%
Canada	4,435.5	14.3%	65%	4,060.5	13.6%	67%
Total	30,981.9	100.0%	62%	29,870.9	100.0%	62%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 1.8% in 2018, to R$14,692.0 million from R$14,427.4 million in 2017. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil decreased by 2.8% in 2018, to R$8,127.4 million from R$8,359.3 million in 2017.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations decreased by 3.3% in 2018, to R$7,050.3 million from R$7,289.7 million in 2017, primarily due to (1) decreased administrative expenses, driven by lower variable compensation accruals, which offset inflation, (2) lower sales and marketing expenses due to efficiency gains, and (3) slightly lower depreciation, which was partially offset by inflation-increases in distribution expenses.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 0.7% in 2018, to R$1,077.1 million from R$1,069.6 million in 2017, mainly due to (1) higher sales and marketing expenses as we continued to invest in our brands, and (2) slightly higher distribution expenses, mainly driven by inflation, which was partially offset by lower depreciation and a decrease in administrative expenses, mainly due to lower variable compensation accruals.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 10.6% in 2018, to R$1,470.9 million from R$1,330.1 million in 2017, reflecting (1) the corresponding increase in sales volumes, (2) the currency translation effects driven by the appreciation of local currencies, primarily the Dominican peso, and the U.S. dollar, in Panama, in relation to real over the period, and (3) higher distribution expenses, mainly driven by inflation and increased sales volumes, which were partially offset by efficiency gains in sales, marketing and administrative expenses.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 3.8% in 2018, to R$2,580.4 million from R$2,487.1 million in 2017, primarily driven by higher inflation in the region, which was partially offset by the positive currency translation effect resulting from the depreciation of the Argentine peso over the period coupled with the impact from the application of hyperinflation accounting for our Argentine subsidiaries.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 11.7% in 2018, to R$2,513.3 million from R$2,250.8 million in 2017, mainly as a result of a negative currency translation effect resulting from the appreciation of the Canadian Dollar over the period, which more than offset lower sales and marketing and administrative expenses.

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

Income from Operations

As a result of the foregoing, income from operations increased by 3.6% in 2018, to R$17,150.9 million from R$16,552.1 million in 2017.

Net Finance Cost

Our net finance cost increased by 8.5% in 2018, to R$4,030.3 million from R$3,713.8 million in 2017. This result is mainly explained by (1) higher losses on derivative instruments mainly driven by the carry cost of our currency hedges, primarily linked to the exposure of our cost of goods sold in Brazil and Argentina and by non-cash expenses related to negative results of equity swaps, and (2) losses on non-derivative monetary financial instruments related to non-cash expenses due to exchange rate variation on intercompany loans held in local currency, mainly Brazilian reais and the Argentine peso.

The above effects were partially offset by (1) a positive impact resulting from the application of hyperinflationary accounting as prescribed by IAS 29, since the effect of the adjustment for cumulative inflation, from January 1, 2018, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results, and (2) lower interest expenses and higher interest income, as our total year-end indebtedness decreased by R$426.9 million in 2018, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$1,112.3 million in 2018.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$1,773.9 million in 2018 from R$5,047.7 million in 2017. The effective tax rate in 2018 was 13.5%, compared to 39.3% in the previous year. Such decrease in our effective tax rate in 2018 was primarily due to the exceptional impact observed in 2017, related to our participation in the Brazilian Federal Tax Regularization Program (PERT), which involved payment of tax contingencies that were under dispute on favorable terms, including contingencies related to corporate income tax, with no corresponding impact in 2018.

Net Income

As a result of the foregoing, net income increased by 45.7% in 2018, to R$11,347.7 million from R$7,787.5 million in 2017.

B.           Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2019 and 2018. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•        debt service;

•        capital expenditures;

•        payments of dividends and interest on shareholders’ equity;

•        increases in ownership of our consolidated subsidiaries or companies in which we have equity investments; and

•        investments in companies participating in the brewing, NAB and malting industries.

Our cash and cash equivalents and current investment securities at December 31, 2019 and 2018 were R$11,915.2 million and R$11,476.9 million, respectively.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Operating Activities

Cash flows from our operating activities decreased by 0.2% in 2019, to R$18,381.3 million from R$18,346.1 million in 2018, mainly as a result of (1) 14.7% increase in cost of sales (excluding depreciation and amortization) and a growth of 3.1% in sales, marketing, distribution and administrative expenses (excluding depreciation and amortization), partially offset by a 4.7% increase in net sales, that led us to worsening operational results, and (2) an increase in income tax paid, partially offset by an improving in the variation of working capital during 2019, which increased by R$262.6 million in 2019.

Investing Activities

Cash flows used in our investing activities increased by 31.6% in 2019, to R$4,838.6 million from R$3,675.7 million in 2018, mainly explained by the higher level of capital expenditures in property, plant and equipment and intangible assets reflecting mainly our investments in new production lines for premium products in Brazil and in capacity expansion in Chile over the period, coupled with the acquisition of other investments.

Financing Activities

Cash flows used in our financing activities decreased by 10.1% in 2019, to R$12,283.5 from R$13,656.5 million cash outflow in 2018, mainly driven by a decrease of cash used for the acquisition of non-controlling shareholders, as a result of the partial exercise in 2018 of a put option in connection with Tenedora by E. León Jimenes, S.A. See “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and Certain Shareholders (E. León Jimenes, S.A. or ELJ).” This was partially offset by lower proceeds from borrowings and higher outflows related to cash net of finance costs other than interests.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2019
Debt Instrument	2020	2021	2022	2023	2024	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	0	0	0	0	0	0	0
UMBNDES + Average Pay Rate	0	0	0	0	0	0	0
International Debt:
Other Latin America Currency Floating Rate	0	0	0	0	0	0	0
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	-
US$ Fixed Rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.73%	4.73%	-	-	-	-	-
US$ Floating Rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.10%	4.10%	-	-	-	-	-
CAD Fixed Rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	-
CAD Floating Rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.71%	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP & TR + Average Pay Rate	9.33%	9.33%	9.33%	9.33%	9.33%	9.33%	-
Reais Debt – ICMS Fixed Rate:
Notional Amount	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.05%	6.05%	6.05%	6.05%	6.05%	6.05%	-
Reais Debt – Fixed Rate:
Notional Amount	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.80%	7.80%	7.80%	7.80%	7.80%	7.80%	-
Total Debt	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

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

The following table sets forth our net cash consolidated position as of December 31, 2019 and 2018:

	Net Cash Consolidated Position As of December 31,
	2019			2018
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(474.3)	(178.9)	(653.1)	(574.8)	(1,366.4)	(1,941.2)
Long-term debt	(1,881.9)	(527.7)	(2,409.7)	(1,696.3)	(466.0)	(2,162.4)
Total	(2,356.2)	(706.6)	(3,062.8)	(2,271.1)	(1,832.4)	(4,103.6)
Cash and cash equivalents (net of bank overdrafts)			11,900.6			11,463.5
Current Investment securities			14.6			13.4
Net cash position			8,852.4			7,373.2

(1)     LC refers to our local currency indebtedness.

(2)     FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2019, our short-term debt totaled R$653.1 million, 27.4% of which was denominated in foreign currencies. As of December 31, 2018, our short-term debt totaled R$1,941.2 million, 70.4% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2019, our long-term debt, excluding the current portion of long-term debt, totaled R$2,409.7 million, of which R$1,881.9 million was denominated in local currency. As of December 31, 2018, our long-term debt, excluding the current portion of long-term debt, totaled R$2,162.4 million, of which R$1,696.3 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2019
Long-term Debt Maturity in:	(in R$ million)
2021	892.0
2022	456.4
2023 and Later	1,061.2
Total	2,409.6

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

As of December 31, 2019, our local currency long-term debt borrowings consisted primarily of the 2021 debentures and BNDES debts. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), the Enterprise Financing Program (FINEM) and leasing of furniture, vehicles, machinery and equipment.

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2019 was R$126.3 million with a current portion of R$40 million, and R$85.9 million as non-current. Percentages deferred typically range from 50% to 80% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2019 and 2018, we recorded R$1,842.2 million and R$1,746.5 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2019, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$5,069.4 million consisting of R$3,176.5 million for our Brazil business segment, R$578.4 million for our CAC business segment, R$1,025.0 million related to investments in our Latin America South operations and R$289.5 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2018, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$3,571.0 million consisting of R$1,811.9 million for our Brazil business segment, R$500.4 million for our CAC business segment, R$1,040.8 million related to investments in our Latin America South operations and R$217.8 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

C.           Research and Development

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (UFRJ). This new center (ZITEC – Zone Innovation and Technology Center) replaces the previous R&D structure based in Guarulhos. ZITEC commenced operations in the final months of 2017, ramping up activities in 2018, in order to accelerate product innovation by developing new liquids and the most modern packaging to assure continuous product differentiation and yearly increases in quality and efficiency. One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. ZITEC made it possible for Ambev to reduce the time to launch innovations, from eight to four months. In 2019, we launched a series of products developed in ZITEC, such as Skol Puro Malte and Legítima. Another objective of the development center is to carry out studies of consumer perception and behavior, in order to capture future trends. The investment made in the center in the last three years was approximately R$183 million, including the installation, in 2018, of solar panels that produce enough energy to supply 100% of the center’s operations, and the renovations, in 2019, of production lines in the prototype laboratory.

D.           Trend Information

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2019 Compared to Year Ended December 31, 2018” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.           Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials,” under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements,” note 28 to our consolidated financial statements, “Collateral and contractual commitments with suppliers, advances from customers and other.” Off-balance sheet items include future commitments of R$15,877.3 million as of December 31, 2019, as set forth in the table below:

Contractual Obligation	As of December 31, 2019
(in R$ million)
Purchase commitments with respect to property, plant and equipment	2,890.5
Purchase commitments with respect to raw materials	1,937.7
Purchase commitments with respect to packaging materials	10,209.4
Other commitments	839.7
Total	15,877.3

F.            Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2019:

	Payments Due by Period
Contractual Obligations*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt	1,196.5	291.3	551.0	101.7	252.4
Leases liabilities	2,766.6	572.2	1,082.5	447.6	664.3
Trade and other payables	22,961.3	18,943.9	3,462.5	214.3	340.6
Sales tax deferrals	1,938.7	108.8	227.3	226.6	1,376.0
Total contractual cash commitments**	28,863.1	19,916.2	5,323.3	990.2	2,633.3

_________________

*        Contractual obligations referred to in the table above do not include tax payments to be made by the Company, except payments made in connection with tax benefits.

**     The amounts presented above differ from the amounts presented in the financial statements in that they include our best estimates on future interest payable (not yet accrued) in order to better reflect our future cash flow position.

The above table does not reflect contractual commitments discussed above in “Off-Balance Sheet Arrangements.”

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$70,524.1 million as of December 31, 2019. These are not considered commitments. Our estimates are based on reasonable assumptions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.           Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of eleven effective members and two alternate members, and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently twelve. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The 2019 Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The 2019 Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	81	Co-Chairman and Director	1999	2020
Carlos Alves de Brito	59	Co-Chairman and Director	2006	2020
Milton Seligman	68	Director	2018	2020
Roberto Moses Thompson Motta	62	Director	1999	2020
José Heitor Attilio Gracioso	88	Director	1999	2020
Vicente Falconi Campos	79	Director	1999	2020
Luis Felipe Pedreira Dutra Leite	54	Director	2005	2020
Cecília Sicupira(4)	38	Director	2017	2020
Nelson José Jamel	48	Director	2017	2020
Antonio Carlos Augusto Ribeiro Bonchristiano	52	Director (Independent)	2014	2020
Marcos de Barros Lisboa	55	Director (Independent)	2014	2020
Michel Dimitrios Doukeris	46	Director (Alternate)	2018	2020
Carlos Eduardo Klutzenschell Lisboa	50	Director (Alternate)	2018	2020

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

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. He also serves as president of the Operations, Finance and Compensation Committee and the Related Parties and Antitrust Conducts Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently a member of the board of directors and an executive officer of FAHZ, the president of the deliberative council of Instituto Ambev de Previdência Privada, a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, the president of the executive committee of Cerveceros Latinoamericanos Association, the president of the board of directors of Instituto Brasileiro de Ética Concorrencial and the president of the deliberative council of Centro de Informações sobre Saúde e Alcool. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

Carlos Alves de Brito. Mr. Brito is Co-Chairman of the Board of Directors of Ambev. Since December 2005, he also serves as Chief Executive Officer of ABI. He joined Brahma in 1989 and has held various management positions during his tenure. He served as Chief Operating Officer of Ambev from 1999 to 2003, as Chief Executive Officer for Latin America in 2004 and as Chief Executive Officer for North America in 2005. Mr. Brito holds a degree in mechanical engineering from the Universidade Federal do Rio de Janeiro and an MBA from Stanford University.

Milton Seligman. Mr. Seligman is a member of the Board of Directors of Ambev. He served as Corporate Affairs Officer of the Company from 2004 until 2013 and was also a member of the Board of Directors of Tenedora from 2013 to 2016. He is currently the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda., president of the board of directors of Instituto Sonho Grande, consultant member of Fundação Brava, consultant member of Fundação Lemann, and member of the board of directors of FAHZ. Mr. Seligman has a degree in engineering from Universidade Federal de Santa Maria.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors and the Operations, Finance and Compensation Committee of Ambev. He has served as board member of ABI and currently is a member of the Board of Directors of Lojas Americanas S.A., São Carlos Empreendimentos e Participações S.A. and Restaurant Brands International. Mr. Thompson is also co-founder and board member of 3G Capital (private equity entity formed by the indirect controlling shareholders of the Company). He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania.

José Heitor Attílio Gracioso. Mr. Gracioso is a member of the Board of Directors and the Related Parties and Antitrust Conducts Committee of Ambev. Mr. Gracioso joined Antarctica in 1946 and held various positions during his tenure. In 1994, Mr. Gracioso was elected to Antarctica’s Board of Directors and, in 1999, he was elected Chairman of the Board of Directors, a position held until April 2000. Mr. Gracioso is currently a member of the board of directors of FAHZ. He holds a degree in marketing from Escola Superior de Propaganda de São Paulo, a degree in business administration from Fundação Getulio Vargas and a degree in law from Faculdade de Direito de São Bernardo do Campo.

Vicente Falconi Campos. Mr. Campos is a member of the Board of Directors of Ambev. He is also the founder and president of the Board of Directors of FALCONI – Consultores de Resultados. Mr. Campos is also a consultant for the Brazilian government and Brazilian and multinational companies such as Grupo Gerdau, Vale, Amil (United Health), Petrobras and B2W. He is currently the president of the board of the Instituto Social para Motivar, Apoiar e Reconhecer Talentos, a member of the consultant board of FAHZ, and a member of the board of directors of ELETROBRAS. He holds a degree in Mining and Metal Engineering from Universidade Federal de Minas Gerais, and M.Sc. and Ph.D. degrees from the Colorado School of Mines.

Luis Felipe Pedreira Dutra Leite. Mr. Dutra is a member of the Board of Directors and the Operations, Finance and Compensation Committee of Ambev. He has also served, since January 2005, as Chief Financial Officer of ABI. He joined Brahma in 1990 and has held numerous positions during his tenure, including that of Chief Financial Officer and Investor Relations Officer of Ambev. Mr. Dutra holds a degree in economics from Universidade Cândido Mendes and an MBA in financial management from Universidade de São Paulo.

Cecília Sicupira. Ms. Sicupira is a member of the Board of Directors of Ambev. Currently, she is also a member of the Board of Directors of ABI and of Lojas Americanas S.A., where she is member of the Finance and People Committees. She previously served on the board of Restaurant Brands International and of São Carlos Empreendimentos S.A. Ms. Sicupira began her career in 2004 as an analyst within Goldman Sachs’ Investment Banking Division covering Latin America. Today she is also a director and partner of LTS Investments. Ms. Sicupira holds a degree in International Business Administration from the American University of Paris and attended the Harvard Business School’s Management Program.

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors of Ambev. From 2007 to 2008, he held the position of Vice President of Finance for Western Europe of ABI. He was also Chief Financial Officer of Compañia Cervecera AmBev Dominicana, C. por A. From 2009 to 2015, he held the position of Chief Financial and Investor Relations Officer of the Company. Currently he is the Chief Financial Officer of the North America Zone of ABI and, effective April 29, 2020, will become Chief People Officer of ABI. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro from the Coordenação dos Programas de Pós-Graduação e Pesquisa de Engenharia.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He currently is the Co-Chief Executive Officer of GP Investments and also serves as a member of the Board of Directors of Rimini Street, FoodFirst Global Restaurants, BR Properties S.A., Fundação Estudar and John Carter Brown Library. Mr. Bonchristiano has a degree in politics, philosophy and economics from the University of Oxford.

Marcos de Barros Lisboa. Mr. Barros Lisboa is an independent member of the Board of Directors of Ambev. He has also acted as executive officer of Unibanco S/A and vice-president of Operational Insurance, Controls and Support of Itaú Unibanco S/A, both companies with main activities in the financial segment. Further, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). He is currently a member of the board of directors of Cerradinho Bioenergia S.A. and an officer of PagSeguro Digital Ltda. Mr. Barros Lisboa has a degree and a masters’ degree in economics from Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Since the end of the 80s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad.

Michel Dimitrios Doukeris. Mr. Doukeris is an alternate member of the Board of Directors of Ambev. Since he joined the Company in 1996, he held various positions, including Global Chief Sales Officer of ABI and Operations General Manager for the APAC Zone (Asia Pacific) of ABI. Currently he is Chief Executive Officer for the North America Zone at ABI. Mr. Doukeris holds a degree in chemical engineering from Universidade Federal Santa Catarina and a master’s degree in marketing from Fundação Getulio Vargas. He has also completed post-graduate programs in marketing and marketing strategy from the Kellogg School of Management and Wharton Business School in the United States.

Carlos Eduardo Klutzenschell Lisboa. Mr. Klutzenschell Lisboa is an alternate member of the Board of Directors of Ambev. He joined the Company in 1993 and, since then, has held several positions in the Company. He served as Marketing Vice-President between 2005 and 2011, as President of BU Austral at Latin America South Zone of Ambev between 2011 and 2012, and as President of Labatt, our operation in Canada, between 2013 and 2014. Mr. Klutzenschell Lisboa held the positions of Global Vice President for Global Brands at ABI, between 2014 and 2016, and of Zone President of Latin America South Zone of Ambev, between 2016 and 2018. Currently he serves as Zone President of Middle Americas Zone of ABI.

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Jean Jereissati Neto(2)	45	Chief Executive Officer	2019	2021
Fernando Mommensohn Tennenbaum(3)	43	Chief Financial, Investor Relations and Shared Services Officer	2018	2020
Leticia Rudge Barbosa Kina	43	Chief Legal Officer	2019	2021
Ricardo Morais Pereira de Melo	48	Chief People Officer	2016	2021
Eduardo Braga Cavalcanti de Lacerda	43	Chief Commercial and Soft Drinks Officer	2017	2021
Mauricio Nogueira Soufen	46	Chief Industrial Officer	2016	2021
Paulo André Zagman	43	Chief Logistics Officer	2019	2021
Ricardo Gonçalves Melo	49	Chief Corporate Affairs and Compliance Officer	2019	2021
Rodrigo Figueiredo de Souza	44	Chief Procurement Officer	2015	2021
Eduardo Eiji Horai(4)	34	Chief of Information Technology Officer	2020	2021
Daniel Cocenzo(5)	45	Chief Sales Officer	2020	2021
Ricardo Dias Mieskalo Silva(6)	41	Chief Marketing Officer	2020	2021

(1)     The term of office will be unified until December 31, 2021, except for Fernando Mommensohn Tennenbaum, whose term of office will be until April 28, 2020.

(2)     The term of office of Jean Jereissati Neto as Chief Executive Officer commenced on January 1, 2020. He replaced Bernardo Pinto Paiva, who decided to leave the Company to pursue personal projects.

(3)     As announced on February 5, 2020, effective as of April 29, 2020, Lucas Machado Lira will succeed Fernando Mommensohn Tennenbaum as Chief Financial, Investor Relations and Shared Services Officer.

(4)     The term of office of Eduardo Eiji Horai as Chief of Information Technology Officer commenced on January 1, 2020, and accordingly, he was not an officer as of December 31, 2019.

(5)     The term of office of Daniel Cocenzo as Chief Sales Officer commenced on March 1, 2020, and accordingly, he was not an officer as of December 31, 2019.

(6)     The term of office of Ricardo Dias Mieskalo Silva as Chief Marketing Officer commenced on March 1, 2020, and accordingly, he was not an officer as of December 31, 2019.

The following are brief biographies of each of Ambev’s executive officers:

Jean Jereissati Neto. Mr. Jereissati is Ambev’s Chief Executive Officer. He joined Ambev in 1998 and has held various positions at Ambev and ABI, including Chief Executive Officer of the Central America and Caribbean zone of Ambev, Chief Executive Officer of China’s operations of ABI, Chief Executive Officer of Asia and Pacific North zone of ABI and Chief Sales and Marketing Officer of Ambev. Mr. Jereissati holds a degree in business administration from Fundação Getulio Vargas and a Corporate MBA from Ambev.

Fernando Mommensohn Tennenbaum. Mr. Tennenbaum is Ambev’s Chief Financial, Investor Relations and Shared Services Officer. He joined the Company in 2004 and has held the positions of Investor Relations Officer, M&A Officer, Treasury Officer of the Company and ABI’s Global Treasury Officer. Mr. Tennenbaum holds a degree in production engineering from Escola Politécnica de São Paulo, in addition to a Corporate MBA from Ambev.

Leticia Rudge Barbosa Kina. Ms. Kina is Ambev’s Chief Legal Officer. She joined the Company in 2002 and has held several positions, including Legal Manager and Tax, Corporate and Litigation Director. Ms. Kina holds a law degree from Pontifícia Universidade Católica de Campinas and a degree in economics from Universidade Estadual de Campinas, in addition to a Corporate MBA from Ambev, specialization in tax law from Universidade de São Paulo and a corporate reputation course from Stanford.

Ricardo Morais Pereira de Melo. Mr. Melo is Ambev’s Chief People Officer. Since he joined the Company in 1996, he has held various sales positions, including Sales Manager, Commercial Manager in Salvador and in São Paulo, Regional Sales Executive Officer in the Northeast and in Rio de Janeiro, as well as Sales Vice-President of Ambev operations in Canada and Sales Strategy Vice-President at ABI, in the United States. Mr. Melo holds a degree in civil engineering from Universidade Católica de Pernambuco and a Corporate MBA from Ambev.

Eduardo Braga Cavalcanti de Lacerda. Mr. Lacerda is Ambev’s Chief Commercial and Soft Drinks Officer. Since 2001, when he joined the Company as a trainee, he has held various positions, including as the Budget and Business Performance Officer of ABI, as head of Mergers and Acquisitions in Europe for ABI, as Financial Officer in Europe for ABI and as Chief Executive Officer of the Central America and Caribbean zone of Ambev. Mr. Lacerda holds a degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro.

Mauricio Nogueira Soufen. Mr. Soufen is Ambev’s Chief Industrial Officer. Since he joined the Company in 1996 as a Production Supervisor, he has held positions of Brewery Manager in Scotia and Belgium, where he was the only foreigner ever to lead the historical Stella Artois brewery, in Leuven. When Mr. Soufen returned to Brazil, he served as Regional Director for the North/Central-West region and as Director of our Engineering Center based in Jacareí, State of São Paulo. Along with the title of brewmaster, Mr. Soufen holds a degree in mechatronics engineering from Escola Politécnica da Universidade de São Paulo and an MBA from MIT - Sloan School of Management.

Paulo André Zagman. Mr. Zagman is Ambev’s Chief Logistics Officer. Since 2002, when he joined the Company, he has held several positions, including Chief People Officer and Chief Logistics Officer in Latin America South zone of Ambev. Mr. Zagman holds a degree in civil engineering from Pontifícia Universidade Católica do Rio de Janeiro and an specialist degree in supply chain and logistics from Massachusetts Institute of Technology and Stanford Graduate School of Business Executive Education.

Ricardo Gonçalves Melo. Mr. Gonçalves Melo is Ambev’s Chief Corporate Affairs and Compliance Officer. Since 1991, when he joined the Company, he has held several positions, including Tax Manager, Litigation Legal Manager, People Manager – Production and Legal Director. Mr. Gonçalves Melo holds a law degree from Universidade do Estado do Rio de Janeiro and a MBA from Coordenação dos Programas de Pós-Graduação e Pesquisa de Engenharia. In addition, he concluded an executive program with the INSEAD-Wharton Alliance.

Rodrigo Figueiredo de Souza. Mr. Figueiredo is Ambev’s Chief Procurement Officer. Since 1997, when he joined the Company, he has held various positions in the Company and ABI, including Logistics Executive Officer in Latin America North zone of ABI, Vice-President of Supply Chain in Russia and Ukraine and Vice-President of Logistics in Europe. Mr. Figueiredo holds a degree in civil engineering from Escola Politécnica da Universidade de São Paulo, an executive MBA from INSEAD-Wharton Alliance and a Corporate MBA from Ambev.

Eduardo Eiji Horai. Mr. Horai is Ambev’s Chief Information Technology Officer. Before joining the Company on January 1, 2020, he served as Solutions Architecture and Customer Solutions senior manager and director for Latin America at Amazon Web Services and was also part of the Enterprise Architecture department at Toyota Motor Europe - Belgium. Mr. Horai holds a degree in computer science from Universidade de Campinas - UNICAMP and a degree in innovation and entrepreneurship from the Vlerick Leuven-Gent Management School.

Daniel Cocenzo. Mr. Cocenzo is Ambev’s Chief Sales Officer. Since 1999, when he joined the Company, he has held various positions, including Premium and High End Executive Officer of Ambev, People and Management Officer for the Central America and Caribbean zone of Ambev, Sales Officer in Dominican Republic and Regional Sales Officer in Rio de Janeiro and Espírito Santo. Mr. Cocenzo holds a degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro, an MBA from IBMEC and a Corporate MBA from Ambev.

Ricardo Dias Mieskalo Silva. Mr. Dias is Ambev’s Chief Marketing Officer. He joined the Company in 2001 and has held several positions, including Procurement Director for the North America Zone of ABI, Procurement Vice-President for the Asia and Pacific Zone of ABI, Global Vice-President of Consumer Connections and Marketing Vice-President of the Middle Americas Zone of ABI. Mr. Dias holds a degree in business administration from Indiana University – Kelley School of Business, an executive MBA from INSEAD-Wharton Alliance and executive programs from Kellogg School of Management – Northwestern University (marketing) and Stanford University Graduate School of Business (advanced consumer connections).

B.           Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2019 for services in all capacities amounted to R$77.1 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration Year Ended December 31, 2019
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
Board of Directors	13	5.4	-	-	1.1	1.1	-	-	-	-	-	-	6.7	14.3
Fiscal Council	5.7	1.6	-	-	0.3	-	-	-	-	-	-	-	-	1.9
Executive Officers	10.9	15.4	-	-	3.0	7.0	-	-	-	-	0.8	-	34.6	60.8
Total	29.6	22.4	-	-	4.4	8.1	-	-	-	-	0.8	-	41.3	77.1

In addition, the executive officers and members of the Board of Directors received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through FAHZ. These executive officers and directors also received benefits pursuant to Ambev’s pension and stock ownership plans. For a description of these plans, see notes 23 and 24 to our audited consolidated financial statements.

On various dates in 2019, pursuant to the terms and conditions of our stock option plan, we acquired from our directors and executive officers a total of 3,168,952 shares of Ambev for R$58.1 million. Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Year Ended December 31,
	2019				2018				2017
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	13	0.3	1.8	9.0	13.0	0.5	1.7	8.7	13.0	0.4	2.2	10.3
Fiscal Council	5.7	0.2	0.3	0.4	5.6	0.2	0.3	0.4	6.0	0.2	0.3	0.4
Executive Officers	10.9	3.1	5.6	14.2	10.7	2.1	3.8	12.2	11.0	2.5	4.8	14.1

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs. As of December 31, 2019, there were outstanding rights under the Plan providing for the acquisition of 141.7 million Ambev common shares by approximately 580 people (including executive management and employees).

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

On November 25, 2008, ABI’s board of directors had approved a grant of approximately 28 million of these exceptional stock options to several executives, including approximately 7 million options granted to Ambev executives. Each option gave its beneficiary the right to purchase one existing common share of ABI at an exercise price of EUR 10.32, which corresponded to their fair value at the time of granting of the options. Half of the options had a term of 10 years as from granting and became exercisable on January 1, 2014. On the date hereof, all of these options have been duly exercised. The other half had a term of 15 years as from granting and became exercisable on January 1, 2019.

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

As of December 31, 2019, we had 7,605 participants in our pension plans, including 450 participants in the defined benefit plan, 7,155 participants in the defined contribution plan, and 1,056 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2019 as liabilities for pension plan benefits, see note 23 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

Our expenses under these programs amounted to R$271.6 million for the year ended December 31, 2019, R$286.0 million for the year ended December 31, 2018, and R$543.2 million for the year ended December 31, 2017.

C.           Board Practices

During 2019, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and non-deal road shows in Brazil, the United States, Europe and Mexico. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body. At our annual shareholders’ meeting held on April 26, 2019, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2020:José Ronaldo Vilela Rezende, Elidie Palma Bifano and Aldo Luiz Mendes, and, as alternates, Emanuel Sotelino Schifferle, Ary Waddington and Vinicius Balbino Bouhid (the latter of whom serves as alternate only to Aldo Luiz Mendes). All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

We have relied on the exemption provided for under Rule 10(c)(3) of the Sarbanes-Oxley Act of 2002, which enables us to have our Fiscal Council perform the duties of an audit committee for the purposes of such Act, to the extent permitted by Brazilian law. We do not believe that reliance on this exemption would materially adversely affect the ability of our Fiscal Council to act independently and to satisfy the other requirements of such Act.

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

Related Parties and Antitrust Conducts Committee

The responsibilities of the Related Parties and Antitrust Conducts Committee responsibilities are to assist the Board of Directors with the following matters:

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

The current members of the Related Parties and Antitrust Conducts Committee are Messrs. Victorio Carlos De Marchi (Chairman), José Heitor Attilio Gracioso, Marcos de Barros Lisboa, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo. The members of this committee are elected by the Board of Directors.

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

D.           Employees

As of December 31, 2019, we and our subsidiaries had a total of 51,352 employees, of whom approximately 48% were engaged in production, 35% in sales and distribution and 17% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2019	2018	2017
51,352	49,617	51,432

The following table shows the geographical distribution of our employees as of December 31, 2019:

Geographical Distribution of Ambev Employees as of December 31, 2019
Location	Number of Employees
Brazil	29,702
CAC	8,856
Dominican Republic	6,321
Cuba	840
Guatemala	184
Panama	1,511
Latin America South	9,380
Argentina	5,712
Bolivia	1,780
Uruguay	774
Paraguay	545
Chile	569
Canada	3,415
Total	51,352

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

Health and Severance Benefits

In addition to wages, our employees receive additional benefits. Some of these benefits are mandatory under Brazilian law, some are provided for in collective bargaining conventions and/or agreements and others are voluntarily granted. The benefits packages of our employees in Brazil consist of benefits provided both directly by the Company and through FAHZ, which provides medical, dental, educational and social assistance to current and retired employees of Ambev and their beneficiaries and covered dependents, either for free or at a reduced cost. We may voluntarily contribute up to 10% of our consolidated net income towards the support of FAHZ in connection with these benefits, as determined pursuant to the Brazilian Corporation Law and our bylaws.

We are required to contribute 8% of each Brazilian employee’s monthly gross pay to an account maintained in the employee’s name with the Brazilian government’s Severance Indemnity Fund (Fundo de Garantia por Tempo de Serviço), or the FGTS. Under Brazilian law, we are also required to pay termination benefits to Brazilian employees dismissed without cause equal to 40% of the accumulated contributions made by us to the terminated employee’s FGTS account throughout the employee’s period of service, among other mandatory termination fees.

We provide health and benefits in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

E.           Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 5, 2020:

Name	Amount and Percentage of Common Shares
Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito	*
Milton Seligman	*
Roberto Moses Thompson Motta	*
José Heitor Attílio Gracioso(1)	*
Vicente Falconi Campos	*
Luis Felipe Pedreira Dutra Leite	*
Cecília Sicupira	*
Nelson José Jamel	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Michel Dimitrios Doukeris	*
Carlos Eduardo Klutzenschell Lisboa	*
Fernando Mommensohn Tennenbaum	*
Leticia Rudge Barbosa Kina	*
Mauricio Soufen	*
Ricardo Morais Pereira de Melo	*
Jean Jereissati Neto	*
Ricardo Gonçalves Melo	*
Eduardo Braga Cavalcante de Lacerda	*
Paulo André Zagman	*
Rodrigo Figueiredo de Souza	*
Eduardo Eiji Horai	*
Daniel Cocenzo	*
Ricardo Dias Mieskalo Silva	*

*        Indicates that the individual holds less than 1% of the class of securities.

(1)     These Board members are also trustees of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

ITEM 7.               MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.           Major Shareholders

Introduction

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 5, 2020, Ambev had 15,730,810,982 shares outstanding. As of March 5, 2020, there were 1,251,851,856 Ambev ADSs outstanding (representing 1,251,851,856 Ambev shares, which corresponds to 7.9% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act. In addition, as of March 5, 2020, there were 119 registered holders of Ambev ADSs.

On December 20, 2018, our board of directors authorized us or our subsidiaries to enter into equity swap transactions, or Equity Swap Agreements, with an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.5 billion. Such Equity Swap Agreements must be liquidated within 18 months from our board of directors’ approval. On May 15, 2019, our board of directors authorized us or our subsidiaries to enter into additional equity swap transactions, or First New Swap Agreements, without prejudice of the regular liquidation of the Equity Swap Agreements still in force. The First New Swap Agreements must be liquidated within 18 months from our board of directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.5 billion. In addition, on December 19, 2019, our board of directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Second New Swap Agreements, without prejudice of the regular liquidation of the Equity Swap Agreements and the First New Swap Agreements still in force, if applicable. The Second New Swap Agreements must be liquidated within 18 months from our board of directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), also limited to R$1.5 billion. The Second New Swap Agreements considered together with the outstanding balances of the Equity Swap Agreements and the First New Swap Agreements to be liquidated do not reach the threshold set forth in CVM Instruction No. 567/2015.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% our total and voting capital stock (excluding treasury shares) as of March 5, 2020.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of March 5, 2020. ABI thus has control over us, even though (1) ABI is subject to the 2019 Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—The 2019 Shareholders’ Agreement.”

Share Buyback Program

In 2020, as of March 5, 2020, we acquired 1,070,572 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$20.0 million.

In 2019, we acquired 5,823,194 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$107.8 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 5, 2020, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,251,851,856	7.9%
Interbrew International B.V.	8,441,956,047	53.6%
AmBrew S.A.	1,286,821,914	8.2%
FAHZ(2)	1,609,987,301	10.2%

(1)     Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)     Messrs. Victório Carlos De Marchi and José Heitor Attílio Gracioso, who are FAHZ-appointed directors of Ambev, are also trustees of FAHZ.

For a description of our major shareholders’ voting rights, see “—The 2019 Shareholders’ Agreement” and “— Previous Shareholders’ Agreement.”

Previous Shareholders’ Agreement

On April 16, 2013, ABI (through IIBV and AmBrew) and FAHZ executed a shareholders’ agreement to be applicable to Ambev, or the Previous Shareholders’ Agreement. The Previous Shareholders’ Agreement was effective until July 1, 2019, and was replaced by a new shareholders’ agreement, or the 2019 Shareholders’ Agreement, effective starting on July 2, 2019, considering that, at that time, FAHZ was the holder of at least 1,501,432,405 of Ambev’s common shares, adjusted for any future share dividends, stock-splits and reverse stock-splits (see “—The 2019 Shareholders’ Agreement”).

The parties to the Previous Shareholders’ Agreement were IIBV and AmBrew, which represent ABI’s beneficial interest in Ambev, and FAHZ, as well as Ambev, as intervening party, and ABI, as intervening third-party beneficiary. Among other matters, the Previous Shareholders’ Agreement governed the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries. The following discussion relates to the Previous Shareholders’ Agreement.

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

Under the Previous Shareholders’ Agreement each of FAHZ, IIBV and AmBrew were represented on the Board of Directors of Ambev and its majority-owned subsidiaries and, in addition to the members and respective alternates that they were entitled to appoint, each of FAHZ, on the one hand, and IIBV and AmBrew, on the other, could appoint up to two observers without voting rights to attend Ambev’s Board meetings. The Boards of Directors of Ambev and its majority-owned subsidiaries were to be composed of at least three and no more than 11 regular members and the same number of alternates, with a term of office of three years with reelection being permitted.

FAHZ had the right to appoint four directors and their respective alternates to the Boards of Directors of Ambev and its majority-owned subsidiaries, as long as it maintained ownership of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits). FAHZ held 1,501,432,405 Ambev common shares immediately after the Old Ambev stock swap merger was approved in July 2013. Under the Previous Shareholders’ Agreement, FAHZ was not entitled to appoint more than four members to Ambev’s Board of Directors in the event that its holding of Ambev common shares increased. FAHZ was entitled to appoint at least one member to Ambev’s Board of Directors, as long as it held a minimum of 10% of the Ambev common shares. IIBV and AmBrew had the right to appoint members and respective alternates to the Boards of Directors of Ambev and its majority-owned subsidiaries in a number proportionate to the number of members appointed by FAHZ. Such proportion was based on the ratio between FAHZ’s holding and the joint holding of IIBV and AmBrew in the Ambev common shares.

The Previous Shareholders’ Agreement provided that Ambev have two Co-Chairmen with identical rights and duties, with one being appointed by FAHZ and the other jointly by IIBV and AmBrew. In the event of a deadlock, neither of the Co-Chairmen had a deciding vote on matters submitted to Ambev’s Board of Directors.

Each of FAHZ, IIBV and AmBrew could remove a director that it had appointed to the Board of Directors of Ambev or its majority-owned subsidiaries, and each also had the right to appoint the respective replacement or a new alternate, if the originally appointed alternate was confirmed for the vacant position.

The Previous Shareholders’ Agreement established that the shareholders could, by consensus, establish committees of the Board of Directors with the purpose of looking into specific matters, the analyses of which required that their members have specific technical knowledge.

Preliminary Meetings and Exercise of Voting Right

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of Ambev or its majority-owned subsidiaries, FAHZ, IIBV and AmBrew agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its majority-owned subsidiaries, and agreed on the manner to direct their representatives to vote on the matter being submitted. The Previous Shareholders’ Agreement provided that the parties should hold a preliminary meeting in advance of all meetings of shareholders or the Board of Directors of Ambev or of its majority-owned subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the Previous Shareholders’ Agreement would be determined by the shareholders or group of shareholders holding a majority of the Ambev common shares, which, at the time and currently, is constituted of IIBV and AmBrew. However, this rule did not apply to the election of members of the Board of Directors, as described above under “—Management of Ambev,” and with respect to matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

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

The Previous Shareholders’ Agreement provided that whenever the parties failed to reach a consensus in a preliminary meeting as to any matter listed above, they would exercise their voting rights so as not to approve such matter. The Previous Shareholders’ Agreement provided that any votes casted by FAHZ, IIBV and AmBrew, or by any of the directors appointed by each of them, in violation of the provisions of the agreement would be deemed null, void and ineffective.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to the Board of Directors of Ambev or any of its majority-owned subsidiaries, would not be required to observe decisions reached at preliminary meetings when deciding on the following matters:

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

Transfer of Shares

The Previous Shareholders’ Agreement contained the following provisions concerning the transfer of the Ambev common shares subject to the agreement:

•

FAHZ, IIBV and AmBrew have agreed (1) not to dispose of their Ambev common shares, directly or indirectly, during the term of the agreement, whether through private trades, on the stock market or on the over-the-counter market, including by way of tender offers, either voluntary or mandatory, except as permitted in Section VI of the PreviousShareholders’ Agreement and (2) not to create any type of encumbrance on their Ambev common shares, in either of the above cases without the prior written consent of FAHZ, in the case of IIBV and AmBrew, and of IIBV and AmBrew, in the case of FAHZ;

•

it the Ambev common shares owned by FAHZ, on the one hand, and by IIBV and AmBrew, on the other, became subject to seizure, attachment, judicial surety or any other restrictive measure, and such restriction was not lifted or waived within 30 days after its imposition, the shares subject to the restriction would be automatically deemed offered for sale to the other party. The price for the relevant Ambev common shares would be the lesser of either (1) the book value per Ambev common share, as per the latest audited balance sheet of Ambev adjusted by the IGP-M index from the date the restrictive measure was imposed until the date a petition was filed to require that the restriction be lifted or waived or (2) the average quoted market price of the Ambev common shares on stock exchanges in the 20-day period prior to the petition for lifting or waiving the restriction, provided that the Ambev common shares were traded during such period. If the obligations in respect of such restriction exceeded the above-mentioned price, the party whose shares had been subject to the restriction would be liable for the difference that the other party might be required to deposit in order to acquire the relevant Ambev common shares. If the obligations in respect of such restriction were lower than the price for the Ambev common shares as described above, then the party whose shares had been subject to the restriction would be entitled to receive the difference between the price for the Ambev common shares and the obligations in respect of such restriction; and

•

if either FAHZ, on the one hand, and IIBV or AmBrew, on the other, did not exercise its subscription rights relating to Ambev common shares it holds, then each such party would first be required to offer such rights to the other party at market value, which such other party would then decide, within the following 10 days, on whether to exercise its right of first refusal to subscribe the new shares to be issued. If such other party elected not to acquire the subscription right offered, then the offering shareholder would be allowed to dispose of its subscription rights to third parties.

The Previous Shareholders’ Agreement provided that any transfer of shares or subscription rights or creation of encumbrances in which the foregoing provisions on rights of first refusal were not observed would be deemed null, void and ineffective. Ambev’s management would also be prohibited from reflecting any such events in its corporate books, as permitted by the Brazilian Corporation Law.

Specific Performance

The obligations of the parties under the Previous Shareholders’ Agreement would be subject to specific performance under applicable Brazilian law.

The 2019 Shareholders’ Agreement

The 2019 Shareholders’ Agreement, which became effective on July 2, 2019, was executed on April 16, 2013 by IIBV, AmBrew and FAHZ, as well as Ambev, as intervening party. The 2019 Shareholders’ Agreement may be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 of Ambev’s common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it. Among other matters, the 2019 Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries.

Management of Ambev

The 2019 Shareholders’ Agreement establishes that Ambev will be managed by a Board of Directors and by an Executive Committee. Ambev’s Board of Directors no longer needs to be chaired by two Co-Chairmen.

Presently, under the 2019 Shareholders’ Agreement, FAHZ is entitled to appoint two directors and their respective alternates to the Board of Directors of Ambev, provided it holds at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits). One of the FAHZ-appointed directors shall have the right to also be appointed as a member of Ambev’s Operations, Finance and Compensation Committee and of the Related Parties and Antitrust Conducts Committee, as well as any other committee that may be established by Ambev’s Board of Directors. Furthermore, the shareholders shall use their best efforts to allow one of the FAHZ-appointed directors to participate as an observer in meetings of Ambev’s Fiscal Council, whenever such body is installed in lieu of the audit committee required by the Sarbanes-Oxley Act of 2002.

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

Preliminary Meetings and Exercise of Voting Rights

The 2019 Shareholders’ Agreement replicates the provisions of the Previous Shareholders’ Agreement concerning preliminary meetings, including the need for consensus between FAHZ, IIBV and AmBrew, and applicable procedures when consensus is not reached, in respect to matters that will be resolved at shareholders’ or Board of Directors meetings of Ambev and its majority-owned subsidiaries.

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

Transfer of Shares

The 2019 Shareholders’ Agreement’s provisions regarding transfer of shares differ substantially from the equivalent provisions contained in the Previous Shareholders’ Agreement. Under the 2019 Shareholders’ Agreement, the following rules shall apply:

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

B.           Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our significant shareholders or other related parties and certain of their affiliates. These transactions include, but are not limited to: (1) the purchase and sale of raw material with affiliated entities, (2) entering into distribution, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (3) import agreements with affiliated entities, and (4) royalty agreements with affiliated entities. These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution. In addition, the Related Parties and Antitrust Conducts Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Related Parties and Antitrust Conducts Committee.” Set forth below is a discussion of our material related party transactions. For further information on our related party transactions, see note 31 to our audited consolidated financial statements.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance and other benefits both to active and certain of our retired employees and executive officers (including their dependents).

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels in the total amount of R$85.0 thousand, maturing on May 31, 2020, with an option to extend the agreement for one additional year.

Lease on Commercial Properties

We have a lease of two commercial properties from FAHZ involving annual lease payments in the amount of R$3.3 million. This lease agreement expired on January 2020, and the previous terms and conditions will remain valid until an agreement for renewal is reached by the parties.

Ambev and ABI

Licensing Agreements

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Quilmes Perpetual Licensing Agreement

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI will license to Quilmes in perpetuity the Budweiser brand, among other North American brands, in Argentina upon ABI’s recovery of the distribution rights to such brands from CCU. The transaction was subject to certain conditions precedent and closed on May 2, 2018. Rothschild acted as our exclusive financial advisor. For additional information, see note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2019.

Ambev and Certain Shareholders (E. León Jimenes, S.A. or ELJ)

In December 2017, E. León Jimenes, S.A., or ELJ, the other shareholder together with us in Tenedora CND, S.A., or Tenedora – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised, in accordance with the shareholders’ agreement of Tenedora, its put option in connection with shares representing 30% of Tenedora’s capital stock. The transaction was subject to certain conditions precedent and closed in January 2018. As a result of the partial exercise of such put option, we paid to ELJ the amount of US$926.5 million and became the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In addition, in light of the strategic importance of the alliance with ELJ, our Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to us to become exercisable. For additional information, see note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2019.

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

To the extent that we believe contingencies arising from these proceedings will probably be realized, they have been recorded in the balance sheet. As of December 31, 2019, our provisions for legal contingencies were R$481.0 millions recorded on provision account and R$251.6 millions recorded in income tax and social contributions payable related to income tax and social contributions contingencies, in line with IFRIC23 We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$70.5 billion as of December 31, 2019. Our estimates are based on reasonable assumptions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For more information, see notes 26 and 29 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2019, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to ICMS Value-Added Tax, IPI Excise Tax, and income tax and social contributions. As of December 31, 2019, we had made provisions of R$433.9 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

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

As of December 31, 2019, we were party to tax proceedings with a total estimated possible risk of loss of R$69.5 billion. Approximately 62% (R$43.2 billion) of this figure is related to controversies related to payment of income tax and social contribution, and approximately 32% (R$22.2 billion) is related to controversies involving the payment of ICMS value-added and IPI Excise taxes, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and Taxes on Net Sales

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions. With respect to IPI, our subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, we have been receiving a number of tax assessments from the RFB relating to the disallowance of such credits.

We have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts allegedly due under social contribution over Arosuco’s remittance.

In April 2019, the Brazilian Federal Supreme Court, or STF, announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, we reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Our management estimates the possible losses related to these proceedings to be approximately R$4.2 billion as of December 31, 2019. We have not recorded any provision in connection with these assessments.

In 2014 and 2015, we received tax assessments from the RFB relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. Our management estimates the possible losses related to these assessments to be approximately R$1.7 billion as of December 31, 2019. We have not recorded any provision in connection with these assessments.

Over the years, we have also received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states in cases where tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$7.7 billion as of December 31, 2019, classified as a possible loss and, therefore, for which we have made no provision. We have recorded provisions in the total amount of R$8.0 million in relation to certain proceedings where we consider the chances of loss to be probable due to specific procedural issues.

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. There are other assessments related to this same State Tax Incentive Program. Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2019. We have recorded a provision in the total amount of R$4.9 million in relation to one proceeding it considers the chances of loss to be partially probable.

In addition to the ICMS matters, we are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. Our management estimates the possible losses related to these assessments to be approximately R$2.0 billion as of December 31, 2019. We have not recorded any provision in connection therewith.

We have also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in our sales transactions to our subsidiaries. The cases are being challenged at the administrative level. Our management estimates the possible losses related to these assessments to be approximately R$0.5 billion as of December 31, 2019. We have not recorded any provisions in connection therewith.

Profits Generated Abroad

Since 2005, we and certain of our subsidiaries have been receiving a number of assessments from Brazilian federal tax authorities relating to profits of our foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, we have received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

As of December 31, 2019, our management estimates the exposure of approximately R$7.2 billion as a possible risk and, accordingly has not recorded a provision for such amount. We have recorded provisions of approximately R$52.2 million for proceedings where we consider the chance of loss to be probable.

Income Tax - Tax Loss Offset

We and certain of our subsidiaries received a number of assessments from the RFB relating to the offset of tax loss carry forwards arising in the context of business combinations. In February 2016, the Administrative Upper House of the Administrative Court concluded the judgment of two tax assessments on this matter. In both cases, the decision was unfavorable to us and we promptly filed judicial proceedings to discuss the matter. In September 2016, we received a favorable first level decision in one of the judicial claims. In March 2017, we received an unfavorable first level decision on the second judicial case and filed an appeal to the judicial court. Both cases are awaiting decisions by the second-level judicial courts. We also have other cases that are being challenged at the administrative level which are still pending final decisions. Our management estimates the total exposures of possible losses in relation to these assessments to be R$0.5 billion as of December 31, 2019. We have not recorded any provision in connection with these disputes.

Special Goodwill Reserve

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.” The decision rendered by the Lower Administrative Court in this case was a partly favorable decision to us. Therefore, we filed a judicial proceeding to discuss the unfavorable part and requested a motion for injunction, pursuant to which we were rewarded an injunction to suspend its enforceability. Regarding the part of the decision subject to review at the administrative level, in August 2019 the Administrative Upper House rendered a partially favorable decision to us. We are waiting for the issuance of these decisions to file the applicable appeals.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to Inbev Brasil’s merger with Ambev, and filed a defense. In March 2017, we were notified of a partially favorable decision by the Lower Administrative Court. In May 2018, we received a partially favorable decision by the Lower Administrative Court. We filed a special appeal for analysis of the case by the Administrative Upper House, which was partially admitted in November 2019. We filed an appeal related to the part that was not admitted. We have not recorded any provisions for this matter and our management estimates possible losses in relation to this assessment to be approximately R$10.0 billion as of December 31, 2019. In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as related costs.

In October 2013, we also received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited, or BAH, into us. The decision from the first level administrative court was unfavorable to us and we filed an appeal to the Lower Administrative Court against the decision. In November 2018, we received a partially favorable decision from the Lower Administrative Court. We submitted counterarguments responding to the special appeal filed by the tax authorities and, regarding the unfavorable part of the decision, filed a special appeal to the Administrative Upper House. In December 2019, the special appeal was partially admitted by the Upper Administrative House and we filed an appeal related to the part that was not admitted. In April and August 2018, we received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered us unfavorable decisions. As a result thereof, we have appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions and we are waiting for the results of the remaining decisions in order to file the applicable appeals. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$2.2 billion as of December 31, 2019. We have not recorded any provision in connection with this assessment.

In November 2017, we received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. In November 2018, we received an unfavorable decision from the first level administrative court and filed an appeal to the Lower Administrative Court. In February 2020, we received a partially favorable decision at the Lower Administrative Court. We are awaiting the issuance of the decision in order to file the applicable appeal. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$1.1 billion as of December 31, 2019. We have not recorded any provision in connection with this assessment.

Disallowance of Expenses and Deductibility of Losses

In 2015 and 2016, we received tax assessments from the RFB related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. We presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. This decision will be reexamined by the Lower Administrative Court. The 2015 case is still pending decision by the first-level administrative court. Our management estimates the exposure to possible losses in relation to these assessments to be approximately R$4.8 billion as of December 31, 2019. We have not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, we have been receiving tax assessments from the RFB related to the disallowance of deductions associated with alleged unproven taxes paid abroad by our subsidiaries and have been filing defenses. The cases are being challenged at the administrative level. In September 2017, we decided to include part of these tax assessments in the Brazilian Federal Tax Regularization Program of Provisional Measure No. 783. In November 2019, the Lower Administrative Court rendered us with a favorable decision regarding an assessment from 2010 in the amount of approximately R$0.2 billion, which became final. In January 2020, the Lower Administrative Court rendered us with unfavorable decisions regarding four of these assessments, in 2015 and 2016, in the amount of approximately R$3.6 billion. We are awaiting formal notification of the decision to file the applicable appeals.  The other cases are still awaiting final decisions. As of December 31, 2019, our management estimates the remaining exposure of approximately R$10.1 billion as a possible risk, and accordingly we have not recorded a provision for such amount.

Presumed Profit

In April 2016, Arosuco (one of our subsidiaries) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profit instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became final.

In March 2019, we received a new tax assessment regarding the same subject matter and filed a defense. In October 2019, Arosuco received an unfavorable first-level administrative decision and filed an appeal.

Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$0.5 billion as of December 31, 2019. Arosuco has not recorded any provision in connection therewith.

Deductibility of IOC expenses

In November 2019, we received a tax assessment from the RFB questioning the interest on capital, or IOC, deduction in 2014. The tax assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by us in 2013 and its impacts on the increase in the deductibility of IOC expenses. We filed an administrative defense and are awaiting a decision.

We distributed IOC in the years following the assessed period. Accordingly, if the IOC deductibility is also questioned in the future, on the same basis as the aforementioned tax assessment notice, we estimate that the outcome of any future assessment will be similar to the outcome of the present case, and therefore maintaining the deductibility of IOC expenses at our effective income tax rate.

As of December 31, 2019, our management estimates the exposure of approximately R$3.9 billion as a possible risk, and, accordingly, has not recorded a provision for such amount.

Social Contributions

Since 2015, we have been receiving tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to our customers. The cases are now being challenged at both the judicial and administrative levels of the courts. In 2019, we received final favorable decisions at the administrative level in some of the pending cases and other favorable decisions that are still subject to review. At the judicial level, the case is still in its initial stage. Our management estimates the possible losses related to these assessments to be approximately R$2.3 billion as of December 31, 2019. No related provision has been made.

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

Subsequent events

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001. An administrative challenge was presented to the Regional Judgment Office of the RFB, which is currently pending judgment. As of December 31, 2019, our management estimates the exposure of approximately R$2.4 billion, as a possible risk, and, accordingly, has not recorded a provision for such amount.

In January 2020, the Lower Administrative Court rendered unfavorable decisions in four assessments related to the disallowance of deductions associated with alleged unproven taxes paid abroad by our subsidiaries, in 2015 and 2016, in the amount of approximately R$3.6 billion. We are waiting formal notification of the decisions to file the applicable appeals. We maintain the classification of the probability of loss related to these cases as possible.

In February 2020, the Lower Administrative Court (CARF) rendered us with a partially favorable decision regarding the discussion related to the goodwill amortization resulting from the merger of CND Holdings into the Company. We are awaiting the issuance of the decision in order to file the applicable appeal.

Labor Matters

We are involved in more than 17,000 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2019, we made provisions totaling R$120.1 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with the labor matters, we are also involved in claims regarding the social charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$0.3 billion as of December 31, 2019. We have recorded provisions of approximately R$33.0 million for proceedings where we consider the chance of loss to be probable.

Civil Claims

As of December 31, 2019, we were involved in approximately 8,500 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$48.6 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2018 in connection with civil claims.

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

We are aware of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. Five of them were ruled favorably to us by the Superior Tribunal de Justiça (Brazilian Superior Court of Justice), or STJ. These five cases are pending final judgment by STJ’s Special Court and the Federal Public Prosecutor has filed a motion favorable to our position in all five cases. The sixth case was also ruled in our favor by the appellate court of the State of Rio de Janeiro, to which the plaintiff filed a further appeal before the STJ, which is currently pending judgment.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe the warrants object of those six proceedings represented, on December 31, 2019, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of R$1.0 billion as of December 31, 2019.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidences should have been produced before the case’s dismissal. We filed a motion for clarification against such decision, which is pending judgment. If this motion is rejected, the case will return to the lower court for the production of evidences. We believe, based on management assessments, that our chances of loss are remote and, therefore, we have not made any provision with respect to such claim.

Lawsuit Against F. Laeisz

On April 4, 2018, F. Laeisz filed a lawsuit against us for collection of dividends relating to 74,211,825 ordinary shares issued by Ambev and held in our treasury since April 10, 2012. F. Laeisz alleges that: (1) it is the rightful owner of the shares; and (2) the ownership of registered shares shall be based on the registration under the shareholder’s name on the company’s Share Registry Book.

The Lower Court Judge granted our request to admit the Federal Government as joint-defendant since it also claims to be the owner of such shares, as the Federal Government was entitled to incorporate such shares based on a decree enacted during World War II. In October 2019, the Lower Court Judge granted F. Laeisz’s claims ordering Ambev to pay the amount equivalent to the dividends of 74,211,825 ordinary shares held in our treasury since April 10, 2012. Such decision will now be subject to a mandatory review by the Federal Court of Appeals, since the Federal Government lost its preliminary claims. In parallel, we have negotiated and executed a settlement agreement with F. Laeisz, aiming at reducing the total amount under dispute. Except for inflation adjustment, F. Laeisz has agreed on restrictions to the application of interests to adjust the dividends in the event the Federal Court of Appeals rules in its favor and recognizes F. Laeisz as the rightful owner of the shares. We believe, based on management assessments, that our chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, we have duly accounted for all dividends relating to the relevant shares since April 10, 2012.

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of interest on shareholders’ equity approved, which relates to the second half of the 2019 fiscal year, was paid by Ambev on December 30, 2019.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)
First half 2017	July 17, 2017	0.160	0.051

Second half 2017	December 28, 2017	0.264	0.080
	February 22, 2018	0.070	0.022

First half 2018	July 30, 2018	0.160	0.043

Second half 2018	December 28, 2018	0.272	0.071

Second half 2019	December 30, 2019	0.417	0.103

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

B.           Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2019.

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

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 5, 2020, Ambev had 15,730,810,982 shares outstanding. As of March 5, 2020, there were 1,251,851,856 Ambev ADSs outstanding (representing 1,251,851,856 Ambev shares, which corresponds to 7.9% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act. In addition, as of March 5, 2020 there were 119 registered holders of Ambev ADSs.

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

B3 trading sessions are from 10:00 a.m. to 5:55 p.m., São Paulo time. Equity trading is executed fully electronically through an order-driven trading system called “PUMA Trading System,” or “PUMA.” Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the B3. B3 trading session hours may change from time to time due to daylight saving time in Brazil and in the United States, in such case B3 may shorten its sessions hours and permits trading after the session closure on an online system connected to PUMA and Internet brokers called the “after-market”. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected two business days after the trade date, without any adjustment. Delivery of and payment for shares are made through the facilities of separate clearinghouses for each exchange, which maintain accounts for the member brokerage firms. The seller is ordinarily required to deliver the shares to the exchange on the first business day following the trade date. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through the PUMA Trading System.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2019, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3.8 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of December 31, 2019 the ten shares with greatest representation on the IBOVESPA index of the B3 accounted for 53.5% of the total weight of all companies included in that stock index.

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

As of March 5, 2020, our capital stock was equal to R$57,866,759,117.30 divided into 15,733,575,289 issued common shares, without par value, of which 2,764,307 were treasury shares. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

Board of Directors

In accordance with the Brazilian Corporation Law, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting, except as provided in the 2019 Shareholders’ Agreement.

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
•

our controlling shareholders, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the B3; and

•

the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with the 2019 Shareholders’ Agreement.

C.           Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The 2019 Shareholders’ Agreement” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—Previous Shareholders’ Agreement.”

Acquisitions, Dispositions and Joint Ventures

We have discussed the details of some material acquisitions and agreements related thereto in “Item 4. Information on the Company—A. History and Development of the Company.”

Licensing Agreements

Pepsi

See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo has challenged, in the Brazilian Supreme Court, state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional. There is also a controversy regarding whether these benefits are constitutional when granted without the approval of every state of the country. Although the Brazilian Supreme Court has already declared part of the State of Pará’s tax benefits law unconstitutional, almost every state has specific legislation on this topic and even the State of Pará may still grant benefits which were not included in this decision. Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. On August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and “Item 3. Key Information—D. Risk Factors.”

Material Financing Agreements

For a discussion of our 2021 debentures, see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings—Long-term Debt.”

D.           Exchange Controls and other Limitations Affecting Security Holders

See “Item 3. Key Information—A. Selected Financial Data—Exchange controls.”

E.           Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of our common shares or ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its own tax advisor about the particular Brazilian and U.S. tax considerations to it of an investment in our common shares or ADSs.

The summary is based upon tax laws of Brazil and the United States and the regulations thereunder, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). Although there is at present no income tax treaty between Brazil and the United States, the tax authorities of the two countries have entered into a Tax Information Exchange Agreement and have had discussions that may culminate in a treaty. No assurance can be given, however, as to whether or when a treaty will enter into force or of how it will affect holders of our common shares or ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to our ADSs and the related documents will be performed in accordance with its terms.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the acquisition, ownership and disposition of our common shares or ADSs by a U.S. Holder (as defined below) who holds our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “Service”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

•        banks, insurance companies and other financial institutions;

•        tax-exempt entities;

•        real estate investment trusts;

•        regulated investment companies;

•        dealers or traders in securities;

•        certain former citizens or residents of the United States;

•        persons that elect to mark their securities to market;

•        persons holding our common shares or ADSs as part of a “straddle,” conversion or other integrated transaction;

•        persons that have a functional currency other than the U.S. dollar; and

•        persons that actually or constructively own 10% or more of our equity (by vote or value).

In addition, this discussion does not address any U.S. state or local or non-U.S. tax considerations or any U.S. federal estate, gift, alternative minimum tax or Medicare contribution tax considerations. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations to them in light of their particular situation as well as any considerations arising under the laws of any other taxing jurisdiction.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

•        an individual who is a citizen or resident of the United States;

•        a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•        an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•        a trust that (i) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons or (ii) has a valid election in effect under applicable Regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) acquires, owns or disposes of our common shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership acquiring, owning or disposing of our common shares or ADSs should consult its tax advisor regarding the U.S. federal income tax considerations to it of acquiring, owning or disposing of our common shares or ADSs.

The discussion below assumes that the representations contained in the ADS deposit agreement are true and that the obligations in the ADS deposit agreement and any related agreements will be complied with in accordance with their terms. In general, for U.S. federal income tax purposes, U.S. Holders who own ADSs will be treated as the beneficial owners of the underlying common shares represented by those ADSs. Accordingly, the surrender of ADSs in exchange for common shares (or vice versa) will not result in the realization of gain or loss for U.S. federal income tax purposes. The rest of this discussion assumes that a U.S. Holder of ADSs will be treated for U.S. federal income tax purposes as directly holding the underlying common shares.

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of distributions (including amounts withheld to pay Brazilian withholding taxes, if any) on our common shares or ADSs to a U.S. Holder out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations under the Code.

Individuals and other non-corporate U.S. Holders will be subject to tax at the lower capital gain tax rate applicable to “qualified dividend income,” provided that certain conditions are satisfied, including that (1) our common shares or ADSs are readily tradable on an established securities market in the United States, (2) we are neither a passive foreign investment company (a “PFIC”) nor treated as such with respect to a U.S. Holder (as discussed below) for the taxable year in which the dividend was paid and the preceding taxable year, and (3) certain holding period requirements are met. Our ADSs, but not our common shares, are listed on the NYSE so we anticipate that our ADSs should qualify as readily tradable on an established securities market in the United States, although there can be no assurances in this regard.

The amount of any dividend paid in reais (including amounts withheld to reflect Brazilian withholding tax) will be includible in income in a U.S. dollar amount based on the prevailing U.S. dollar-reais exchange rate in effect at the time the distribution is received by the depositary (in the case of ADSs) or by the U.S. Holder (in the case of common shares held directly by such U.S. Holder), regardless of whether such reais are converted into U.S. dollars on such date. Any foreign currency gain or loss recognized by a U.S. Holder on a subsequent sale or conversion of any reais received in a dividend will generally be U.S.-source ordinary income or loss.

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any Brazilian withholding taxes imposed on dividends received on our common shares or ADSs. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits and deductions are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credit or deductions under their particular circumstances.

Sale or Other Taxable Disposition

Subject to discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our common shares or ADSs in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such common shares or ADSs. For these purposes, if Brazilian tax is withheld on the sale or other taxable disposition of our common shares or ADSs, the amount realized will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of the Brazilian tax. Any capital gain or loss will be long-term if a U.S. Holder has held our shares for more than one year. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code. Any gain or loss recognized by U.S. Holders will generally be treated as U.S.-source gain or loss for foreign tax credit purposes. Consequently, U.S. Holders may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder is permitted instead to claim a deduction, for U.S. federal income tax purposes, for the foreign tax withheld, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits and deductions are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits or deductions under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are taken into account as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our common shares or ADSs, unless such holder makes a certain election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•        the excess distribution or gain will be allocated ratably over such holder’s holding period for the common shares or ADSs;

•        amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

•        amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

The determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year. Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2019 and we do not expect to be classified as a PFIC in the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years.

If we are classified as a PFIC, certain elections may be available to mitigate the adverse U.S. federal income tax considerations of owning stock in a PFIC. In particular, a U.S. Holder may elect mark-to-market treatment for its common shares or ADSs, provided those common shares or ADSs constitute “marketable stock” as defined in the Regulations. Our ADSs are listed on the NYSE, which is a qualified exchange for these purposes, and, consequently, assuming that the ADSs are regularly traded, it is expected that the market-to-market election would be available to U.S. Holders of ADSs if we are or become a PFIC. A mark-to-market election is not available with respect to our common shares, however, because our common shares are not marketable stock.

If we are classified as a PFIC, a U.S. Holder must file an annual report with the Service. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of acquiring, owning and disposing of our common shares or ADSs if we are or become a PFIC, including the availability and advisability of making certain elections and the annual PFIC filing requirements, if any.

Foreign Asset Reporting

Individual and certain other noncorporate U.S. Holders may be required to submit to the Service certain information with respect to their beneficial ownership of the common shares or ADSs, if such common shares or ADSs are not held on their behalf by a financial institution. This legislation also imposes penalties if a U S Holder is required to submit such information to the Service and fails to do so. U.S. Holders should consult their tax advisors regarding any foreign asset reporting requirements.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS OF THE ACQUISITION OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

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

We produce approximately 80% of our consolidated malt needs and approximately 10% of our guaraná requirement. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2019, our derivative activities consisted of sugar, wheat, aluminum, heating oil, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2019. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2019
Derivatives Instruments	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	175.6	41.6	-	-	-	-	217.2	1.2
Average Price (R$/ton)	1,181.79	1,240.81	-	-	-	-	1,193.10
Wheat Derivatives:
Notional Amount	0.5	-	-	-	-	-	0.5	16.5
Average Price (R$/ton)	772.85	-	-	-	-	-	772.85
Aluminum Derivatives:
Notional Amount	1,655.2	-	-	-	-	-	1,655.2	(46.7)
Average Price (R$/ton)	7,131.54	-	-	-	-	-	7,131.54
Heating Oil Derivatives:		-	-	-	-	-
Notional Amount	3.6	-	-	-	-	-	3.6	0.2
Average Price (R$/gallon)	7.75	-	-	-	-	-	7.75
Corn Derivatives:		-	-	-	-	-
Notional Amount	36.4	-	-	-	-	-	36.4	(1.5)
Average Price (R$/ton)	647.0	-	-	-	-	-	647.0
Resin Derivatives:		-	-	-	-	-
Notional Amount	187.0	-	-	-	-	-	187.0	(7.8)
Average Price (R$/ton)	3,529.52	-	-	-	-	-	3,529.52

Interest Rate Risk

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2019. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2019
Debt Instrument	2020	2021	2022	2023	2024	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	0	0	0	0	0	0	0
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	34.4	230.6	14.1	13.0	17.5	38.3	348.0
Average Pay Rate	9.95%	9.95%	9.95%	9.95%	9.95%	9.95%	-
US$ Fixed Rate	10.9	8.1	-	-	-	-	19.1
Average Pay Rate	4.73%	4.73%	-	-	-	-	-
US$ Floating Rate	95.1	0.2	-	-	-	-	95.3
Average Pay Rate	4.10%	4.10%	-	-	-	-	-
CAD Fixed Rate	38.0	39.3	36.3	55.2	26.4	48.5	243.7
Average Pay Rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	-
CAD Floating Rate	0.5	-	-	-	-	-	0.5
Average Pay Rate	2.71%	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	10.0	10.5	14.0	12.3	13.4	111.6	171.8
TJLP & TR + Average Pay Rate	9.33%	9.33%	9.33%	9.33%	9.33%	9.33%	-
Reais Debt - ICMS Fixed Rate:
Notional Amount	40.4	34.7	23.2	4.9	0.8	22.4	126.4
Average Pay Rate	6.05%	6.05%	6.05%	6.05%	6.05%	6.05%	-
Reais Debt - Fixed Rate:
Notional Amount	423.9	568.5	368.8	161.4	80.7	454.9	2,058.1
Average Pay Rate	7.80%	7.80%	7.80%	7.80%	7.80%	7.80%	-
Total Debt	653.1	892.0	456.4	246.8	138.8	675.6	3,062.8

	Maturity Schedule of Cash Instruments as of December 31, 2019
Cash Instrument	2020	2021	2022	2023	2024	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	1,775.29	-	-	-	-	-	1,775.29
Average Interest Rate	1.9%	-	-	-	-	-	1.9%
Reais-Denominated Cash and Cash Equivalents:		-	-	-	-	-
Notional	4,490.65	-	-	-	-	-	4,490.65
Average Interest Rate	4.7%	-	-	-	-	-	4.7%
C$-Denominated Cash and Cash Equivalents:		-	-	-	-	-
Notional Amount	1,120.86	-	-	-	-	-	1,120.86
Average Pay Rate	2.1%	-	-	-	-	-	2.1%
Other Latin American Currency investments:		-	-	-	-	-
Notional Amount	4,513.82	-	-	-	-	-	4,513.82
Total	11,900.6	-	-	-	-	-	11,900.6

Maturity Schedule of Interest Rate Derivatives as of December 31, 2019
Derivatives Instruments	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
(in R$ million, except percentages)
BM&F DI Futures:
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-	-

FIXED x CDIIRS(1):
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-	-

FIXED x TJLP:
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-	-

FIXED x TR:
Notional Amount	-	-	-	-	-	-	-	-
Average Interest Rate	-	-	-	-	-	-	-	-

(1)     Interest rate swap.

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2019	2018	2017
4th Quarter	5.95	6.98	7.00
3rd Quarter	6.26	6.56	7.00
2nd Quarter	5.95	6.60	7.00
1st Quarter	5.57	6.75	7.50

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2016, until December 31, 2019, the U.S. dollar depreciated 3.2% against the real, and, as of December 31, 2019, the commercial market rate for purchasing U.S. dollars was R$4.03 per US$1.00. The U.S. dollar appreciated 1.5% against the real in 2017. In 2018, the U.S. dollar appreciated 17.1% against the real. In 2019, the U.S. dollar appreciated 3.9% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2019, included debt of R$706.6 million.

As of December 31, 2019, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2019. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2019
Derivatives Instruments(1)	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
BM&F Dollar Futures:
Notional Amount	5,477.2	-	-	-	-	-	5,477.2	(34.4)
Average Unit Price	4.06	-	-	-	-	-	4.06

FDF C$ x US$:
Notional Amount	1,226.9	-	-	-	-	-	1,226.9	(16.1)
Average Unit Price	1.32	-	-	-	-	-	1.32

FDF C$ x EUR:
Notional Amount	177.6	-	-	-	-	-	177.6	(3.1)
Average Unit Price	1.50	-	-	-	-	-	1.50

NDF ARS x US$:
Notional Amount	2,173.5	-	-	-	-	-	2,173.5	(179.8)
Average Unit Price	68.97	-	-	-	-	-	68.97
		-	-	-	-	-
NDF CLP x US$:		-	-	-	-	-
Notional Amount	385.5	-	-	-	-	-	385.5	33.1
Average Unit Price	701.52	-	-	-	-	-	701.52
		-	-	-	-	-
NDF UYU x US$:		-	-	-	-	-
Notional Amount	172.9	-	-	-	-	-	172.9	(0.6)
Average Unit Price	39.18	-	-	-	-	-	39.18
		-	-	-	-	-
NDF BOB x US$:		-	-	-	-	-
Notional Amount	300.4	-	-	-	-	-	300.4	(16.9)
Average Unit Price	7.37	-	-	-	-	-	7.37
		-	-	-	-	-
NDF PYG x US$:		-	-	-	-	-
Notional Amount	535.0	-	-	-	-	-	535.0	6.3
Average Unit Price	6,577.54	-	-	-	-	-	6,577.54

NDF MXN x US$:
Notional Amount	49.4	-	-	-	-	-	49.4	28.0
Average Unit Price	0.05	-	-	-	-	-	0.05

NDF MXN x CLP:
Notional Amount	110.9	-	-	-	-	-	110.9	13.1
Average Unit Price	35.33	-	-	-	-	-	35.33

(1)     Negative notional amounts represent an excess of liabilities over assets at any given moment.

Equity Swap Risk

We established several share-based payment programs that allow our directors, officers and certain other employees to receive share-based compensation under certain conditions.

As part of these programs, our board of directors approved equity swap transactions on December 20, 2018, May 15, 2019 and December 19, 2019, respectively, pursuant to which we will receive any price variation related to the difference between the strike price and the trading price of our shares or ADRs at the maturity of the swap. Ambev will pay CDI or Libor plus a fee over the notional value of the transaction. The objective of the transaction is to neutralize the possible effects of the stock prices’ oscillation, considering our share-based payment programs as eventual share price increases would result in a positive gain on the equity swap transaction mitigating the higher cost of purchasing shares in the market to deliver to the employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

On December 20, 2018, our board of directors authorized us or our subsidiaries to enter into equity swap transactions, or Equity Swap Agreements, with an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.5 billion. Such Equity Swap Agreements must be liquidated within 18 months from our board of directors’ approval. On May 15, 2019, our board of directors authorized us or our subsidiaries to enter into additional equity swap transactions, or First New Swap Agreements, without prejudice of the regular liquidation of the Equity Swap Agreements still in force. The First New Swap Agreements must be liquidated within 18 months from our board of directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.5 billion. In addition, on December 19, 2019, our board of directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Second New Swap Agreements, without prejudice of the regular liquidation of the Equity Swap Agreements and the First New Swap Agreements still in force, if applicable. The Second New Swap must be liquidated within 18 months from our board of directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), also limited to R$1.5 billion.

As of December 31, 2019, an exposure equivalent to R$1.1 billion in our shares (or ADR’s) was partially hedged, resulting in a gain in income statement of R$161.1 million.

	Maturity Schedule of Equity Swap Derivatives as of December 31, 2018
Derivatives Instruments	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
Equity Swap:
Notional Amount	1,057.8	-	-	-	-	-	1,057.8	19.6
Average Unit Price (R$/Share)	18.55	-	-	-	-	-	18.55

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

The Depositary has made payments to us in the amount of US$1.1 million during 2019. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.            DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.            MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.            CONTROLS AND PROCEDURES

A.           Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2019, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2019, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2019, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2019, the Company’s internal control over financial reporting is effective.

C.           Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2019, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on Company’s internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F.

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes, or PwC, acted as our independent auditor for the fiscal year ended December 31, 2019. The table below sets forth the total amount we were billed by PwC in 2019 for services performed in that year, and breaks down the amount by category of service:

Year Ended December 31, 2019
(in R$ thousand)
Audit fees	5,120
Audit-related fees	3,325
Tax fees	526
All other fees	38
Total	9,009

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal years ended December 31, 2018 and 2017. The table below sets forth the total amount we were billed by Deloitte in 2018 and 2017 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2018	Year Ended December 31, 2017
	(in R$ thousand)
Audit fees	4,621	4,306
Audit-related fees	3,864	3,382
Tax fees	1,312	-
All other fees	29	113
Total	9,826	7,801

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

Tax Fees

Tax fees in 2018 and 2019 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the year ended December 31, 2019 has been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes is located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB) and it’s registration numbers are SP 2SP0001/O-5 and 1351, respectively.

Our audited consolidated financial statements as of December 31, 2018 and for the years ended December 31, 2018 and 2017 have been audited by another independent registered public accounting firm.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2020	1,375	14.54	Not Specified	Not Specified
January-2020	992,029	18.99	Not Specified	Not Specified
December-2019	1,113,887	19.15	Not Specified	Not Specified
November-2019	0	0.00	Not Specified	Not Specified
October-2019	175,047	18.78	Not Specified	Not Specified
September-2019	228,670	19.26	Not Specified	Not Specified
August-2019	2,566,397	18.35	Not Specified	Not Specified
July-2019	676,723	19.36	Not Specified	Not Specified
June-2019	624,912	18.12	Not Specified	Not Specified
May-2019	12,595	17.92	Not Specified	Not Specified
April-2019	23,767	17.41	Not Specified	Not Specified
March-2019	401,196	16.57	Not Specified	Not Specified
February-2019	0	0.00	Not Specified	Not Specified
January-2019	0	0.00	Not Specified	Not Specified
December-2018	0	0.00	Not Specified	Not Specified
November-2018	111,475	16.46	Not Specified	Not Specified
October-2018	20,866	17.48	Not Specified	Not Specified
September-2018	42,696	18.85	Not Specified	Not Specified
August-2018	98,790	19.30	Not Specified	Not Specified
July-2018	22,179	19.81	Not Specified	Not Specified
June-2018	65,587	20.04	Not Specified	Not Specified
May-2018	292,665	20.18	Not Specified	Not Specified
April-2018	350,709	23.64	Not Specified	Not Specified
March-2018	1,857,789	23.25	Not Specified	Not Specified
February-2018	291,262	22.09	Not Specified	Not Specified
January-2018	637,394	21.74	Not Specified	Not Specified
December-2017	493,724	20.69	Not Specified	Not Specified
November-2017	279,041	20.45	Not Specified	Not Specified
October-2017	78,803	21.01	Not Specified	Not Specified
September-2017	841,850	20.11	Not Specified	Not Specified
August-2017	788,027	19.55	Not Specified	Not Specified
July-2017	213,382	18.92	Not Specified	Not Specified
June-2017	262,702	18.39	Not Specified	Not Specified
May-2017	317,969	19.07	Not Specified	Not Specified
April-2017	437,084	17.68	Not Specified	Not Specified
March-2017	390,678	17.46	Not Specified	Not Specified
February-2017	36,522	17.11	Not Specified	Not Specified
January-2017	3,690,690	16.78	Not Specified	Not Specified

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

3.1

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective from the approval of the Stock Swap Merger until July 1, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A., Ambev S.A. and Anheuser-Busch InBev SA/NV (English-language translation) (incorporated by reference to Exhibit 9.1 to Form F-4 filed by Ambev on June 28, 2013).

3.2

Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013).

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
11.2

Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014, on March 28, 2016 and on May 15, 2019 (English-language translation).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	XBRL Instance Document.
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.
101.SCH	XBRL Taxonomy Extension Schema.
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By:         /s/ Jean Jereissati Neto
Name:    Jean Jereissati Neto
Title:      Chief Executive Officer

By:         /s/ Fernando Mommensohn Tennenbaum
Name:    Fernando Mommensohn Tennenbaum
Title:      Chief Financial Officer

Date: March 23, 2020.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ambev S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheet of Ambev S.A. and its subsidiaries (the “Company”) as of December 31, 2019 and the related consolidated income statement, statement of comprehensive income, statement of changes in equity and statement of cash flows, for the year ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As described in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases in 2019. This matter is also described in the “Critical Audit Matters” section of our report.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Part B, Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Initial adoption of IFRS 16 in the full retrospective approach

As described in Note 3 to the consolidated financial statements, the Company adopted the IFRS 16-Leases as effective dated January 1, 2019. The Company transitioned to IFRS 16 using the full retrospective approach. The comparative information for prior-year periods was restated. The adoption of this new standard gave rise to right-of-use assets of R$ 1,883 million and lease liabilities of R$ 1,977 million as of January 1, 2018, among other effects. As described by management in Note 3, the adoption was complex due to the factors such as the high number of contracts affected that required evaluation to consider if the contracts contain a lease under the standard, the significant change in accounting treatment and reporting, and management judgment involved in some assumptions like lease terms and discount rate.

The principal considerations for our determination that performing procedures relating to the initial adoption of IFRS 16 -Leases is a critical audit matter are the degree of complexity of the process due to the volume of contracts, among others, and estimation and judgment applied to the initial application of the new standard. This in turn led to a high degree of auditor subjective and effort in performing the procedures designed to evaluate the first-time adoption of IFRS 16-Leases.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s IFRS 16 assessment, including controls over the identification contracts that contain a lease in accordance with IFRS 16. These procedures also included, among others, testing management’s process for identifying all contracts that contain a lease; evaluating the appropriateness of the discount rates; testing the completeness and accuracy of the inventory of lease contracts; testing the contracts’ terms; and evaluating the appropriateness of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s lease contracts and discount rates. This matter is also described in the Change in Accounting Principle section of our report.

Uncertain tax positions

As described in Notes 4 and 29 to the consolidated financial statements, significant judgment by management is required in determining worldwide provision for income tax. The estimate of the Company’s tax liabilities relating to uncertain tax positions requires management to assess uncertainties and to make judgments about the application of tax laws and regulations. There are some transactions and calculations for which the ultimate income tax determination is uncertain for management. The Company operates in numerous jurisdictions, as management has further disclosed, tax audits are ongoing at the balance sheet date and, by their nature, these can take considerable time to complete. In assessing the amount of any income tax provisions to be recognized in the consolidated financial statements, estimation is made of the expected successful settlement of these matters.

The principal considerations for our determination that performing procedures relating to uncertain tax positions is a critical audit matter are (i) there was a high degree of auditor judgment and subjectivity in applying procedures related to uncertain tax positions due to the significant amount of judgment by management when developing this estimate, including the frequency of tax audits, and the considerable time to conclude such audits, and (ii) the audit effort involved the use of professionals with specialized skill and knowledge to assist in evaluating the audit evidence obtained from these procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to completeness of the uncertain tax positions, as well as controls over measurement of the liability. These procedures also included, among others, (i) testing the information used in the calculation of the income tax provisions, (ii) testing the calculation of the income tax provision, including management’s assessment of the technical merits of tax positions and estimates of the amount of tax deductions expected to be sustained, (iii) evaluating the reasonableness of management’s assessment regarding whether an unfavorable outcome is reasonably possible or probable and reasonably estimable, and (iv) evaluating the sufficiency of the Company's litigation contingency disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of the Company’s uncertain tax positions, including evaluating the reasonableness of management’s assessment of whether tax positions would be sustained and the amount of potential benefit to be realized.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brasil

March 12, 2020

We have served as the Company’s auditor since 2019.

Ambev S.A. and subsidiaries

Report of Independent Registered Public Accounting Firm on the Consolidated Balance sheet as of December 31, 2018 and consolidated income statements, statements of comprehensive income, statements of changes in equity, and cash flow statements for each of the Two Years in the Period Ended December 31, 2018

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, nº 1.240 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of

Ambev S.A.

São Paulo - SP - Brazil

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Ambev S.A. and subsidiaries (the “Company”) as of December 31, 2018, the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity, and consolidated cash flow statements, for each of the two years in the period ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Change in accounting principle

As disclosed in Note 3 to the financial statements, the financial statements have been retrospectively adjusted as the Company changed its method of accounting for leases due to the adoption of IFRS 16 – Leases in 2019.

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

/s/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

March 22, 2019

(May 6, 2019 as to Note 3)

We began serving as the Company's auditor in 2015. In 2019, we became the predecessor auditor.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee ("DTTL"), its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities. DTTL (also referred to as "Deloitte Global") does not provide services to clients. Please see www.deloitte.com/about for a more detailed description of DTTL and its member firms.

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 225,000 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2019 Deloitte Touche Tohmatsu. All rights reserved.

AMBEV S.A.

Consolidated Income Statements

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2019	2018 (i) (restated)	2017 (i) (restated)

Net sales	6	52,599.7	50,231.3	47,899.3
Cost of sales		(21,678.2)	(19,249.4)	(18,028.4)
Gross profit		30,921.5	30,981.9	29,870.9

Distribution expenses		(6,951.4)	(6,607.2)	(6,193.8)
Sales and marketing expenses		(5,696.1)	(5,721.3)	(5,613.6)
Administrative expenses		(2,680.0)	(2,363.4)	(2,620.0)
Other operating income/(expenses), net	7	878.1	947.3	1,217.3
Result through exchange transaction of shareholdings	8	-	30.0	-
Restructuring	8	(101.8)	(175.5)	(104.9)
Costs arising from business combinations	8	-	-	(3.8)
Result on sale of subsidiary	8	-	78.6	-
Acquisition of subsidiary	8	-	(1.5)	-
Effect of application of IAS 29 (hyperinflation)	8	(5.3)	(18.0)	-
State amnesty	8	(290.1)	-	-
Income from operations		16,074.9	17,150.9	16,552.1

Finance expenses	11	(4,748.4)	(4,684.2)	(4,414.5)
Finance income	11	1,638.9	653.9	700.7
Net finance result		(3,109.5)	(4,030.3)	(3,713.8)

Share of result of joint ventures		(22.3)	1.0	(3.1)
Income before income tax		12,943.1	13,121.6	12,835.2

Income tax expense	12	(754.7)	(1,773.9)	(5,047.7)
Net income		12,188.4	11,347.7	7,787.5

Attributable to:
Equity holders of Ambev		11,780.0	10,995.0	7,269.0
Non-controlling interests		408.4	352.7	518.5

Basic earnings per share – common - R$	21	0.7490	0.6995	0.4628
Diluted earnings per share – common - R$	21	0.7423	0.6934	0.4590

(i) 2018 and 2017 restated to reflect the impact of adoption of IFRS 16 with the full retrospective application (Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Comprehensive Income

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	2019	2018 (i) (restated)	2017 (i) (restated)

Net income	12,188.4	11,347.7	7,787.5

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(106.3)	25.7	124.6

Items that may be reclassified subsequently to profit or loss:
Exchange differences on translation of foreign operations (gains/(losses)
Investment hedge on foreign operations	-	(130.8)	-
Investment hedge - put option granted on subsidiary	25.2	(85.5)	61.7
Gains/losses on translation of other foreign operations	(547.7)	1,982.9	1,890.5
Gains/losses on translation of foreign operations	(522.5)	1,766.6	1,952.2

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	788.1	1,747.2	189.3
Removed from Equity (Hedge reserve) and included in profit or loss	(919.3)	(1,253.5)	324.4
Total cash flow hedge	(131.2)	493.7	513.7

Other comprehensive (loss)/income	(760.0)	2,286.0	2,590.5

Total comprehensive income	11,428.4	13,633.7	10,378.0

Attributable to:
Equity holders of Ambev	11,037.2	13,159.4	9,828.6
Non-controlling interest	391.2	474.3	549.4

(i) 2018 and 2017 restated to reflect the impact of adoption of IFRS 16 with full retrospective application (Note 3).

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 17 - Deferred income tax and social contribution.

AMBEV S.A.

Consolidated Balance Sheets

All amounts in millions of Brazilian Reais unless otherwise stated

Assets	Note	12/31/2019	12/31/2018 (i) (restated)	01/01/2018 (i) (restated)

Property, plant and equipment	13	22,576.3	21,638.0	20,705.1
Goodwill	14	35,009.9	34,276.2	31,401.9
Intangible	15	6,306.4	5,840.6	4,674.7
Investments in joint ventures		303.4	257.1	238.0
Investment securities	16	163.6	147.3	122.0
Deferred tax assets	17	2,950.1	2,064.7	2,310.9
Employee benefits	23	56.2	64.3	58.4
Derivative financial instruments	27	1.2	34.9	35.2
Income tax and social contributions recoverable		4,331.9	3,834.4	2,312.7
Other recoverable taxes(ii)		671.1	539.8	225.0
Other assets		1,751.7	1,687.4	1,964.4
Non-current assets		74,121.8	70,384.7	64,048.3

Investment securities	16	14.6	13.4	11.9
Inventories	18	5,978.6	5,401.8	4,319.0
Trade receivable	19	4,495.5	4,879.3	4,406.4
Derivative financial instruments	27	172.1	220.0	350.0
Income tax and social contributions recoverable		1,831.4	1,285.4	2,953.4
Other recoverable taxes		2,242.7	863.3	600.2
Other assets		985.5	1,202.9	1,367.2
Cash and cash equivalents	20	11,900.7	11,463.5	10,354.5
Current assets		27,621.1	25,329.6	24,362.6

Total assets		101,742.9	95,714.3	88,410.9

(i) 2018 restated to reflect the impact of adoption of IFRS 16 with full retrospective application (Note 3).

(ii) The variation in the balances is mainly explained by the recognition of PIS/COFINS credits as described in Note 29 - Contingent Liabilities, in the item of contingent assets.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Balance Sheets

All amounts in millions of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	2019	12/31/2018 (i) restated	01/01/2018 (i) restated

Equity	21
Issued capital		57,866.8	57,710.2	57,614.1
Reserves		75,685.7	70,122.6	63,298.2
Carrying value adjustments		(72,274.5)	(71,584.8)	(74,966.6)
Retained earnings/(Losses)		-	-	(355.4)
Equity attributable to equity holders of Ambev		61,278.0	56,248.0	45,590.3
Non-controlling interests		1,278.0	1,206.8	1,974.0
Total Equity		62,556.0	57,454.8	47,564.3

Interest-bearing loans and borrowings	22	2,409.7	2,162.4	2,831.2
Employee benefits	23	2,704.5	2,343.7	2,310.7
Derivative financial instruments	27	0.1	2.5	2.4
Deferred tax liabilities	17	2,371.1	2,424.6	2,329.2
Income tax and social contribution payable		2,219.5	2,227.8	2,418.0
Taxes and contributions payable		645.2	675.6	771.6
Trade payables	25	309.5	126.1	175.1
Provisions	26	371.0	426.2	512.6
Put option granted on subsidiary and other liabilities		3,145.3	2,661.8	429.1
Non-current liabilities		14,175.9	13,050.7	11,779.9

Bank overdrafts	20	-	-	1.8
Interest-bearing loans and borrowings	22	653.1	1,941.1	1,699.3
Wages and salaries		833.0	851.6	1,047.2
Dividends and interest on shareholders’ equity payable		956.6	807.0	1,778.6
Derivative financial instruments	27	355.3	679.3	215.1
Income tax and social contribution payable		1,394.2	1,558.6	1,668.4
Taxes and contributions payable		4,108.5	3,781.6	3,825.4
Trade payables	25	15,069.6	14,050.0	11,854.0
Provisions	26	110.0	173.0	169.0
Put option granted on subsidiary and other liabilities		1,530.7	1,366.6	6,807.9
Current liabilities		25,011.0	25,208.8	29,066.7

Total liabilities		39,186.9	38,259.5	40,846.6

Total equity and liabilities		101,742.9	95,714.3	88,410.9

(i) 2018 restated to reflect the impact of adoption of IFRS 16 with full retrospective application (Note 3).

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Changes in Equity

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings / (losses)	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2018	57,710.2	54,781.3	15,434.0	-	(71,584.9)	56,340.6	1,206.8	57,547.4
Impact of the adoption of IFRS 16 (i)	-	-	(92.7)	-	0.1	(92.6)	-	(92.6)
At January 1, 2019	57,710.2	54,781.3	15,341.3	-	(71,584.8)	56,248.0	1,206.8	57,454.8

Net Income	-	-	-	11,780.0	-	11,780.0	408.4	12,188.4

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(505.8)	(505.8)	(16.7)	(522.5)
Cash flow hedges	-	-	-	-	(132.2)	(132.2)	1.0	(131.2)
Actuarial gains/(losses)	-	-	-	-	(104.8)	(104.8)	(1.5)	(106.3)
Total comprehensive income	-	-	-	11,780.0	(742.8)	11,037.2	391.2	11,428.4
Capital increase (Note 21)	156.6	(143.8)	-	-	-	12.8	-	12.8
Effect of application of IAS 29 (hyperinflation) (ii)	-	-	-	1,430.3	-	1,430.3	(2.8)	1,427.5
Options granted on subsidiary	-	-	-	-	70.0	70.0	-	70.0
Gains/(losses) of controlling interest´s share	-	-	-	-	(0.5)	(0.5)	78.8	78.3
Tax on deemed dividends	-	-	-	-	(4.6)	(4.6)	-	(4.6)
Paid dividends	-	-	-	-	-	-	(396.0)	(396.0)
Interest on shareholders’ equity	-	-	-	(7,717.4)	-	(7,717.4)	-	(7,717.4)
Purchase of shares and results from treasury shares	-	(28.9)	-	-	-	(28.9)	-	(28.9)
Share-based payments	-	202.9	-	-	-	202.9	-	202.9
Prescribed/(complement) dividends	-	-	-	28.2	-	28.2	-	28.2
Reversal effect revaluation of property, plant and equipment on the predecessor basis of accounting	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,352.1	(1,352.1)	-	-	-	-
Investments reserve	-	-	4,180.8	(4,180.8)	-	-	-	-
At December 31, 2019	57,866.8	54,811.5	20,874.2	-	(72,274.5)	61,278.0	1,278.0	62,556.0

(i) As described in Note 3 - Summary of significant account policy.

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Changes in Equity

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings / (losses)	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2017	57,614.1	54,701.0	8,660.2	-	(74,966.5)	46,008.8	1,973.9	47,982.7
Impact of the adoption of IFRS 15 (i)	-	-	-	(355.4)	-	(355.4)	-	(355.4)
Impact of the adoption of IFRS 16 (ii)	-	-	(63.0)	-	(0.1)	(63.1)	-	(63.1)
At January 1, 2018 (restated) (ii)	57,614.1	54,701.0	8,597.2	(355.4)	(74,966.6)	45,590.3	1,973.9	47,564.2

Net Income	-	-	-	10,995.0	-	10,995.0	352.7	11,347.7

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,643.7	1,643.7	122.9	1,766.6
Cash flow hedges	-	-	-	-	495.9	495.9	(2.2)	493.7
Actuarial gains/(losses)	-	-	-	-	24.8	24.8	0.9	25.7
Total comprehensive income	-	-	-	10,995.0	2,164.4	13,159.4	474.3	13,633.7
Capital increase	96.1	(89.9)	-	-	-	6.2	96.9	103.1
Effect of application of IAS 29 (hyperinflation) (iii)	-	(8.2)	-	3,544.1	258.2	3,794.1	(2.4)	3,791.7
Gains/(losses) of controlling interest´s share (iv)	-	-	-	-	1,042.5	1,042.5	(1,088.5)	(46.0)
Tax on deemed dividends	-	-	-	-	(7.4)	(7.4)	-	(7.4)
Paid dividends	-	-	-	(2,515.1)	-	(2,515.1)	(247.4)	(2,762.5)
Interest on shareholders’ equity	-	-	-	(5,030.5)	-	(5,030.5)	-	(5,030.5)
Purchase of shares and result from treasury shares	-	12.3	-	-	-	12.3	-	12.3
Share-based payments	-	166.1	-	-	-	166.1	-	166.1
Prescribed/(complement) dividends	-	-	-	30.1	-	30.1	-	30.1
Reversal effect revaluation of property, plant and equipment on the predecessor basis of accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,331.5	(1,331.5)	-	-	-	-
Investments reserve	-	-	5,412.6	(5,412.6)	-	-	-	-
At December 31, 2018 (restated) (ii)	57,710.2	54,781.3	15,341.3	-	(71,584.8)	56,248.0	1,206.8	57,454.8

(i) Impact of the adoption of IFRS 15, recognized on the date of initial application (January 1, 2018), already reflected in the consolidated financial statements of December 31, 2018.

(ii) 2018 restated to reflect the impact of the adoption of IFRS 16 with full retrospective application (Note 3).

(iii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies. These effects did not reflect the impact on income for the period, which is reflected in the income statement as net income, at the amount of R$(291.8) attributable to the equity holders of Ambev and R$(292.4) attributable to non-controlling interests.

(iv) Of this amount, R$1,035.2 refers to the renegotiation of the shareholders’ agreement from Tenedora, as described in Note 1 (b).

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Changes in Equity

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings / (losses)	Carrying value adjustments	Total	Non-controlling interests	Total equity
At December 31, 2016	57,614.1	54,529.9	9,700.1	-	(77,019.1)	44,825.0	1,826.2	46,651.2

Net Income	-	-	-	7,269.0	-	7,269.0	518.5	7,787.5
						-
Comprehensive income:						-
Gains/(losses) on translation of foreign operations	-	-	-	-	1,928.5	1,928.5	23.7	1,952.2
Cash flow hedges	-	-	-	-	513.4	513.4	0.3	513.7
Actuarial gains/(losses)	-	-	-	-	117.7	117.7	6.9	124.6
Total comprehensive income	-	-	-	7,269.0	2,559.6	9,828.6	549.4	10,378.0
Options granted on subsidiary	-	-	-	-	(380.4)	(380.4)	-	(380.4)
Gains/(losses) of controlling interest´s share	-	-	-	-	(12.1)	(12.1)	29.5	17.4
Tax on deemed dividends	-	-	-	-	(38.6)	(38.6)	-	(38.6)
Paid dividends	-	-	-	(3,612.8)	-	(3,612.8)	(431.2)	(4,044.0)
Interest on shareholders’ equity	-	-	(3,770.1)	(1,099.6)	-	(4,869.7)	-	(4,869.7)
Purchase of shares and results of treasury shares	-	13.7	-	-	-	13.7	-	13.7
Share-based payments	-	157.4	-	-	-	157.4	-	157.4
Prescribed/(complement) dividends	-	-	-	34.7	-	34.7	-	34.7
Reversal effect revaluation of property, plant and equipment on the predecessor basis of accounting	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,552.3	(1,552.3)	-	-	-	-
Investments reserve	-	-	1,114.9	(1,114.9)	-	-	-	-
At December 31, 2017	57,614.1	54,701.0	8,597.2	-	(74,966.5)	45,945.8	1,973.9	47,919.7

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statement of cash flows

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2019	2018 (ii) (restated)	2017 (ii) (restated)

Net income		12,188.4	11,347.7	7,787.5
Depreciation, amortization and impairment		4,675.2	4,448.4	4,036.9
Impairment losses on receivables and inventories		149.3	125.6	156.3
Additions/(reversals) in provisions and employee benefits		507.7	171.7	168.3
Net finance cost	11	3,109.5	4,030.3	3,713.8
Losses/(gain) on sale of property, plant and equipment and intangible assets		(73.9)	29.8	(49.4)
Losses/(gain) on sale of operations in subsidiaries		-	(80.2)	-
Losses/(gain) on sale of operations in associates		-	-	(41.7)
Equity-settled share-based payment expense	24	205.7	161.0	209.3
Income tax expense	12	754.7	1,773.9	5,047.7
Share of result of joint ventures		22.3	(1.0)	3.1
Other non-cash items included in profit (iii)		(1,080.7)	(1,239.2)	196.2
Cash flow from operating activities before changes in working capital and use of provisions		20,458.2	20,768.0	21,228.0

(Increase)/decrease in trade and other receivables		(721.9)	(149.2)	(265.6)
(Increase)/decrease in inventories		(844.1)	(1,167.1)	(63.8)
Increase/(decrease) in trade and other payables		1,382.0	869.8	(105.8)
Cash generated from operations		20,274.2	20,321.5	20,792.8

Interest paid		(405.1)	(773.8)	(720.6)
Interest received		543.3	500.4	337.9
Dividends received		4.2	9.3	7.3
Income tax paid		(2,035.3)	(1,711.3)	(2,156.6)
Cash flow from operating activities		18,381.3	18,346.1	18,260.8

Proceeds from the sale of property, plant and equipment and intangible assets		190.8	102.4	101.9
Proceeds from the sale of subsidiaries operations		205.4	-	-
Acquisitions of property, plant and equipment and intangible assets		(5,069.4)	(3,571.0)	(3,203.6)
Acquisitions of subsidiaries, net of cash acquired		(98.1)	(133.4)	(333.3)
Acquisitions of other investments		(62.1)	(8.5)	(1.1)
Investment in short term debt securities and net proceeds/(acquisitions) of debt securities		(8.1)	(16.1)	276.9
Net proceeds/(acquisitions) of other assets		2.9	(49.1)	86.2
Cash flow from investing activities		(4,838.6)	(3,675.7)	(3,073.0)

Capital increase		12.8	6.2	-
Capital increase in non-controlling interest		(26.7)	-	-
Proceeds/(repurchase) of treasury shares		(32.1)	7.3	(38.6)
Acquisition of non-controlling interest		(0.5)	(3,060.6)	-
Proceeds from borrowings		946.1	2,304.9	2,904.4
Repayment of borrowings		(2,352.7)	(2,499.0)	(5,441.7)
Cash net of finance expenses other than interest		(2,421.9)	(1,153.2)	(1,459.5)
Payment of lease liabilities		(537.2)	(448.0)	(395.7)
Dividends and Interest on shareholder´s equity paid		(7,871.3)	(8,814.1)	(8,819.8)
Cash flow from financing activities		(12,283.5)	(13,656.5)	(13,250.9)

Net increase/(decrease) in cash and cash equivalents		1,259.2	1,013.9	1,936.9
Cash and cash equivalents less bank overdrafts at the beginning of the year (i)		11,463.5	10,352.7	7,876.8
Effect of exchange rate fluctuations		(822.0)	96.9	539.0
Cash and cash equivalents less bank overdrafts at the end of the year (i)		11,900.7	11,463.5	10,352.7

(i) Net of bank overdrafts.

(ii) 2018 and 2017 restated to reflect the impact of the adoption of IFRS 16 with full retrospective application (Note 3).

(iii) Other non-cash items included in profit is mainly composed by released of hedge reserves related to cash flow hedge under IFRS 9.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

1.	Corporate information
2.	Statement of compliance
3.	Summary of significant accounting policy
4.	Use of estimates and judgments
5.	Segment reporting
6.	Net sales
7.	Other operating income/(expenses)
8.	Exceptional items
9.	Payroll and related benefits
10.	Additional information on operating expenses by nature
11.	Finance expenses and income
12.	Income tax and social contribution
13.	Property, plant and equipment
14.	Goodwill
15.	Intangible
16.	Investment securities
17.	Deferred income tax and social contribution
18.	Inventories
19.	Trade receivables
20.	Cash and cash equivalents
21.	Changes in equity
22.	Interest-bearing loans and borrowings
23.	Employee benefits
24.	Share-based payments
25.	Trade payables
26.	Provisions
27.	Financial instruments and risks
28.	Collateral and contractual commitments with suppliers, advances from customers and other
29.	Contingent liabilities
30.	Non - cash items
31.	Related parties
32.	Group companies
33.	Insurance
34.	Events after the reporting period

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

1.   CORPORATE INFORMATION

(a)   Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”), headquartered in São Paulo, Brazil, has as its purpose, either directly or through participation in other companies,  the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its and third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.A. (“Ambrew”), both subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The financial statements were approved by the Board of Directors on March 12, 2020.

(b)  Major corporate events in 2019, 2018 and 2017

Application of inflation accounting and financial reporting in hyperinflationary economies

In June 2018, the Argentinean Peso underwent a severe devaluation, resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the to hyperinflationary accounting, as prescribed by IAS 29 – “Financial Reporting in Hyperinflationary Economies” from January 1, 2018 (beginning in the reporting period in which it identifies the existence of hyperinflation).

Under IAS 29, the non-monetary assets and liabilities, equity and income statements of subsidiaries operating in hyperinflationary economies are restated to reflect changes in the general purchasing power of the local currency by applying a general price index.

The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period, and will be converted into Brazilian Real at closing exchange rate for the period.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries in these consolidated financial statements applying the IAS 29 rules as follows:

•        Hyperinflationary accounting was applied from January 1, 2018 (under paragraph 4 of IAS 29, the standard applies to the financial statements of any entity from the beginning of the reporting period in which the existence of hyperinflation is identified);

•        Non-monetary assets and liabilities stated at historical cost (e.g. property, plant and equipment, intangible assets, goodwill, etc.), and the equity of subsidiaries in Argentina were restated using an inflation index. The hyperinflation impacts resulting from changes in the general purchasing power up to 31 December 2017 were reported in retained earnings, and the impacts of changes in general purchasing power from January 1, 2018 are reported through the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line (see also Note 11 - Finance expenses and income). Under paragraph 3 of IAS 29, there is no general price index, but judgement can be used when the restatement of financial statements becomes necessary. That way, the index used was based on Resolution 539/18 issued by the Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onward, the national consumer price index (“IPC”); ii) to December 31, 2016 the wholesale price index (“IPIM”).

•        The income statement for 2017, first and second quarters of 2018 and the respective balance sheets of the Argentinean subsidiaries were not restated, due to the application of this standard. Under paragraph 42 (b) of IAS 21, when amounts are translated into the currency of a non-hyperinflationary economy, the comparative amounts shall be those that were presented as the current year amounts in the relevant prior year’s financial statements (i.e. not adjusted for subsequent changes in the price level or for subsequent changes in exchange rates).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Red Bull distribution contract

On November 7, 2019, the company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale for on trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Information Released by the Press

In the third quarter of 2019, there were news reports based on alleged leaks of statements by Mr. Antonio Palocci in a legal procedure, to which the company subsequently had access. As previously stated in a press release dated August 9, 2019, the Company, consistent with its Code of Business Conduct and principles, has remained committed to reviewing and monitoring this matter. In this regard, the Company has not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev.

The Company reiterates its commitment to conducting business in a legal and ethical manner, and it will continue to monitor this matter and will respond as appropriate to any requests from authorities.

Exchange contracts for future financial flows - Equity Swap

On December 20, 2018 Ambev's Board of Directors approved the execution, by the Company or its subsidiaries, of equity swap contracts through financial institutions to be defined by the Company's management, having as underlying asset the shares issued by the Company or American Depositary Receipts (ADRs), without losses on the liquidation, within the regulatory term, of the contracts still in force. The settlement of the approved equity swap contracts shall occur within a maximum period of 18 months from approval, such contracts may result in exposure up to 80 million common shares (which all or part may be through ADRs), with a limit value up to R$1.5 billion.

On May 15, 2019, the Board of Directors of Ambev approved the conclusion of new equity-swap contracts, without losses upon liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the newly approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit value of R$1.5 billion.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

On December 19, 2019, the Board of Directors of Ambev approved new equity-swap contracts, without prejudice to the liquidation, within the regulatory term, of the equity-swap contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts may result in an exposure of up to 80 million common shares (of which all or part may be in the form of ADRs), up to a value limit of R$1.5 billion, in addition to contracts already executed in the context of the approvals of December 20, 2018 and May 15, 2019, and which have not yet been settled as at the date of approval, may result in an exposure of up to 217,014,453 common shares (all or part of which may be in the form of ADRs).

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

Sale of subsidiary

On June 8, 2018 the Company concluded the sale of all of the shares of its subsidiary Barbados BottlingCo. Limited, active in the Soft Drink business sub unit, totaling US$53 million, corresponding to R$179 million. The Company recorded a gain on this transaction of US$22 million, corresponding to R$75 million as at the transaction date and to R$79 million as at December 31, 2018, recorded in the income statement as a Exceptional item.

Perpetual licensing agreement with Quilmes

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. - CCU. The agreement also envisioned the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets along with US$50 million by Quilmes to CCU. The transaction was closed on May 2, 2018, following the approval, on April 27, 2018, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) of the main transaction documents and the verification of other usual conditions closing. The Company recorded a gain of 306 million Argentinean Pesos (corresponding to R$50 million as at the transaction date and to R$30 million as at December 31, 2018) in the income statement as a result of the application of the accounting practice for the exchange of assets involving transactions under common control as Exceptional items.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Renegotiation of shareholders agreement from Tenedora

On December 1, 2017, Ambev  informed  its  shareholders  and  the  market  that  E. León Jimenes, S.A. (“ELJ”), the partner of Ambev in Tenedora CND S.A. (“Tenedora”), which holds almost all of the shares of Cervecería Nacional Dominicana, S.A (“CND”), as provided for in the shareholders’ agreement of Tenedora, would partially exercise ELJ’s put option in relation to approximately 30% of the capital stock of Tenedora. As a result, of the partial put exercise option, the Company paid to ELJ the amount of R$3 billion (equivalent to USD 926.5 million) and become the holder of approximately 85% of Tenedora, and ELJ continue to hold 15%. Considering the strategic importance of the alliance with the ELJ, the Board of Directors of Ambev also approved on this date an extension of the expiration date of the ELJ put option term from 2019 to 2022, of the period for the call option granted by ELJ to the Company to become exercisable. The transaction was subject to certain conditions precedent that was concluded on January 18, 2018.

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

2.   STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the going concern basis of accounting and are being presented in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), effective from December 31, 2019.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICY

There were no significant changes in accounting policy and calculation methods used for the financial statements as at December 31, 2019 compared to those presented in the financial statements for the years ended December 31, 2018 and 2017, except for the policy described below:

IFRS 16 – “Leases” replaces the current lease accounting requirements and introduces significant changes in the accounting treatment. This change removes the distinction between operating and finance leases under IAS 17 – “Leases” and related interpretations and requires a lessee to recognize a right-of-use asset and a liability classified according to the contract period.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Having adopted the standard effective from January 1, 2019, the Company has adopted retrospective presentation for the consolidated financial statements. The impact on the financial statements is demonstrated below:

- Recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments;

- Recognition of depreciation expenses related to right-of-use assets in the income statement;

- Recognition of interest expenses in the financial result on the lease liabilities in the income statement; and

- Segregation of the payment of the leases, into a principal portion presented within the financing activities and an interest component presented in operating activities within cash flow.

The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16 specifies that the contract contains a lease if it grants the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments.

The Company carried out an inventory of the contracts, evaluating the lease terms in order to conclude whether they include a lease in accordance with IFRS 16. This analysis identified a significant number of contracts mainly related to the leasing of real estate from third parties, trucks, cars, forklifts and servers.

Short-term (12 months or less) and low value (USD 5,000 or less) leases were not subject to this analysis, as permitted bunder the standard. For these contracts, the Company will continue to recognize lease expenses on a straight-line basis, if applicable.

When measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The Company has adopted retrospective presentation for the consolidated financial statements. The tables below summarize the impacts of the adoption of the standard on the income statement, the statement of comprehensive income, the balance sheet and the statement of cash flow:

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

			2018			2017
Consolidated Income Statements	Originally	IFRS 16	Restated	Originally	IFRS 16	Restated
	Submitted			Submitted

Net sales	50,231.3	-	50,231.3	47,899.3	-	47,899.3
Cost of sales	(19,269.6)	20.2	(19,249.4)	(18,041.8)	13.4	(18,028.4)
Gross profit	30,961.7	20.2	30,981.9	29,857.5	13.4	29,870.9

Distribution expenses	(6,736.5)	129.3	(6,607.2)	(6,295.5)	101.7	(6,193.8)
Sales and marketing expenses	(5,729.5)	8.2	(5,721.3)	(5,620.0)	6.4	(5,613.6)
Administrative expenses	(2,367.2)	3.7	(2,363.5)	(2,623.8)	3.8	(2,620.0)
Other items, not restated	860.9	-	860.9	1,108.6	-	1,108.6
Income from operations	16,989.4	161.4	17,150.8	16,426.8	125.3	16,552.1

Finance expenses	(4,562.2)	(206.8)	(4,769.0)	(4,268.3)	(219.9)	(4,488.2)
Other items, not restated	738.8	-	738.8	774.4	-	774.4
Net finance cost	(3,823.4)	(206.8)	(4,030.2)	(3,493.9)	(219.9)	(3,713.8)

Share of results of joint ventures	1.0	-	1.0	(3.1)	-	(3.1)
Income before income tax	13,167.0	(45.4)	13,121.6	12,929.8	(94.6)	12,835.2

Income tax expense	(1,789.6)	15.7	(1,773.9)	(5,079.3)	31.6	(5,047.7)
Net income	11,377.4	(29.7)	11,347.7	7,850.5	(63.0)	7,787.5

Attributable to:
Equity holders of Ambev	11,024.7	(29.7)	10,995.0	7,332.0	(63.0)	7,269.0
Non-controlling interests	352.7	-	352.7	518.5	-	518.5

Basic earnings per share – common - R$	0.7014	(0.0019)	0.6995	0.4668	(0.0040)	0.4628
Diluted earnings per share – common - R$	0.6953	(0.0019)	0.6934	0.4629	(0.0040)	0.4590

			2018	2017
Consolidated Statements of Comprehensive Income	Originally Submitted	IFRS16	Restated	Originally Submitted	IFRS16	Restated

Net income	11,377.4	(29.7)	11,347.7	7,850.5	(63.0)	7,787.5

Gains/losses on translation of foreign operations	1,766.4	0.2	1,766.6	1,952.3	(0.1)	1,952.2

Other items, not restated	519.4	-	519.4	638.3	-	638.3

Total comprehensive income	13,663.2	(29.5)	13,633.7	10,441.1	(63.1)	10,378.0
Attributable to:
Equity holders of Ambev	13,188.9	(29.5)	13,159.4	9,891.7	(63.1)	9,828.6
Non-controlling interest	474.3	-	474.3	549.4	-	549.4

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

			12/31/2018			01/01/2018
Consolidated Balance Sheets	Originally Submitted	IFRS 16	Restated	Originally Submitted	IFRS 16	Restated
Assets

Property, plant and equipment	20,097.0	1,541.0	21,638.0	18,822.3	1,882.8	20,705.1
Deferred tax assets	2,017.5	47.3	2,064.8	2,279.3	31.6	2,310.9
Other items, not restated	46,682.0	-	46,682.0	41,032.3	-	41,032.3
Non-current assets	68,796.5	1,588.3	70,384.8	62,133.9	1,914.4	64,048.3

Current assets	25,329.6	-	25,329.6	24,362.7	-	24,362.7

Total assets	94,126.1	1,588.3	95,714.4	86,496.6	1,914.4	88,411.0

Equity and liabilities

Equity

Reserves	70,215.3	(92.7)	70,122.6	63,361.1	(63.0)	63,298.1
Carrying value adjustments	(71,584.9)	0.1	(71,584.8)	(74,966.5)	(0.1)	(74,966.6)
Other items, not restated	57,710.2	-	57,710.2	57,258.8	-	57,258.8
Equity attributable to equity holders of Ambev	56,340.6	(92.6)	56,248.0	45,653.4	(63.1)	45,590.3
Non-controlling interests	1,206.8	-	1,206.8	1,974.1	-	1,974.1
Total Equity	57,547.4	(92.6)	57,454.8	47,627.5	(63.1)	47,564.4

Interest-bearing loans and borrowings	862.1	1,300.3	2,162.4	1,231.9	1,599.3	2,831.2
Other items, not restated	10,888.2	-	10,888.2	8,948.7	-	8,948.7
Non-current liabilities	11,750.3	1,300.3	13,050.6	10,180.6	1,599.3	11,779.9

Interest-bearing loans and borrowing	1,560.6	380.6	1,941.2	1,321.1	378.2	1,699.3
Other items, not restated	23,267.8	-	23,267.8	27,367.4	-	27,367.4
Current liabilities	24,828.4	380.6	25,209.0	28,688.5	378.2	29,066.7

Total liabilities	36,578.7	1,680.9	38,259.6	38,869.1	1,977.5	40,846.6

Total equity and liabilities	94,126.1	1,588.3	95,714.4	86,496.6	1,914.4	88,411.0

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

			2018			2017
Consolidated Cash Flow Statements	Originally Submitted	IFRS 16	Restated	Originally Submitted	IFRS 16	Restated

Net income	11,377.4	(29.7)	11,347.7	7,850.5	(63.0)	7,787.5
Depreciation, amortization and impairment	4,023.1	425.3	4,448.4	3,612.1	424.8	4,036.9
Net finance cost	3,823.4	206.9	4,030.3	3,493.9	219.9	3,713.8
Income tax expense	1,789.6	(15.7)	1,773.9	5,079.3	(31.6)	5,047.7
Other items, not restated	(832.3)	-	(832.3)	642.2	(0.1)	642.1
Cash flow from operating activities before changes in working capital and use of provisions	20,181.2	586.8	20,768.0	20,678.0	550.0	21,228.0

Cash generated from operations	19,734.7	586.7	20,321.4	20,242.8	550.0	20,792.8

Interest paid	(622.0)	(151.8)	(773.8)	(557.3)	(163.3)	(720.6)
Other items, not restated	(1,201.5)	-	(1,201.5)	(1,811.4)	-	(1,811.4)
Cash flow from operating activities	17,911.2	434.9	18,346.1	17,874.1	386.7	18,260.8

Payment of lease liabilities	(13.1)	(434.9)	(448.0)	(9.0)	(386.7)	(395.7)
Other items, not restated	(13,208.5)	-	(13,208.5)	(12,855.2)	-	(12,855.2)
Cash flow from financing activities	(13,221.6)	(434.9)	(13,656.5)	(12,864.2)	(386.7)	(13,250.9)

Other items, not restated	(3,675.7)	-	(3,675.7)	(3,073.0)	-	(3,073.0)

Net increase/(decrease) in cash and cash equivalents	1,013.9	-	1,013.9	1,936.9	-	1,936.9
Effect of exchange rate fluctuations	96.9	-	96.9	539.0	-	539.0

(a)  Basis of preparation and measurement

The financial statements are presented in millions of Brazilian Real (“R$”), unless otherwise indicated, rounded to the nearest million. The measurement basis used in preparing the financial statements is historical cost, net realizable value, fair value or recoverable amount.

(b)  Recently issued IFRS

(b.1) Uncertainty over Income Tax Treatment - IFRIC 23

The Company reviewed the adoption of IFRIC 23 Uncertainty over Income Tax Treatments in order to determine the impact on the consolidated financial Statement.

The Company reclassified the amount of R$251.6 from Provisions to Income tax and social contribution payable as of 31 December 2019, as described in Note 26. This reclassification was carried out consistently with the clarification held at the IFRS Interpretation Committee, which clarify that uncertain tax positions are part of the current or deferred income tax measurement.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Other Standards, Interpretations and Amendments to Standards

There is no other Standards, Interpretations and Amendments to Standards which could have an impact on the Company. These standards are not expected to have a material impact on the entity in the current or future reporting periods, or on foreseeable future transactions.

(c)   Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates used in its consolidated financial statements are prepared for the same reporting period as Ambev, using consistent accounting policy.

All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated.

Subsidiaries

The Company controls an entity when it is exposed to or has rights to variable returns due to its involvement with the entity and is able to affect those returns through its power over the entity. When assessing control, potential voting rights are considered. Control is presumed to exist where the Company owns, directly or indirectly, more than  half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not constitute control.

Subsidiaries are consolidated from the date on which control is obtained by the Company, except when the predecessor basis of accounting is applied to common control transfers. Consolidation is discontinued from the date on which control ceases.

Ambev uses the purchase method to account for its business combinations. The consideration transferred for the acquisition of a subsidiary represents the fair value of the assets transferred, the liabilities incurred and the equity interest issued by Ambev. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income as they are incurred. Assets, liabilities and contingent liabilities acquired/assumed in a business combination are recognized initially at their fair value as at the acquisition date. Ambev recognizes the non-controlling interest in the acquiree, either at its fair value or at the non-controlling interest’s proportional share of the net assets acquired. The measurement of the non-controlling interest to be recognized is determined for each acquisition.

The excess of: (i) the consideration paid; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired, at the date of acquisition, is recorded as goodwill. When the consideration transferred is less than the fair value of the net assets acquired, the difference is recognized directly in income.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

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

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS. The IFRS 3 is the pronouncement applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control.

i) Predecessor basis of accounting

In accordance with IAS 8, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), the predecessor basis of accounting to record the carrying amount of the asset received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value as at the transfer date. If the book value of assets and liabilities transferred by the parent is different from the historical cost recorded by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, in counterpart to shareholders' equity against the carrying value adjustments.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

ii) Assets Swap

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company (i.e. above the level of the consolidated financial statements) the Company assesses the existence of: (i) any conflicts of interest; and (ii) an economic substance and purpose to the transaction. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and fair impact on the amount of the distributable results to our shareholders, specially the non-controlling interests. This policy also includes assets acquired through the swap of non-cash assets, or swap with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined based on the book value of the assigned asset.

Whenever there is a distribution of assets that is not recorded as cash, the asset, before its distribution, is registered at fair value in the income account. This procedure is applicable to the distributions in which the assets are equal in nature and therefore treated equitably. However, similarly to IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we apply this procedure in our accounting practice. We also apply the same procedure to sales (products, supplies, etc.) to our controlling entity, where the positive result of the sale is recognized in income.

(d)  Foreign currency translation

Functional and presentation currency

The items included in the financial statements of each subsidiary of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional and presentation currency of the Company financial statements is the Brazilian Real.

Transactions and balances

Foreign currency transactions are accounted for at the exchange rates prevailing as at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated at the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing as at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated at the exchange rate in force as at the date when the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the income statement as finance expenses or finance income.

Conversion of the financial statements of subsidiaries located abroad

Assets and liabilities of subsidiaries located abroad are translated at the foreign exchange rates prevailing at the balance sheet date, while amounts from the income statement and cash flow are translated at the average exchange rate for the year, and changes in equity are translated at the historical exchange rate of each transaction. Translation adjustments arising from the difference between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

On consolidation, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Net investment in a foreign operation

An entity may have a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future, and which does not include trade receivables or trade payables. Exchange differences arising shall be recognized initially in other comprehensive income and reclassified from equity to profit or loss upon the disposal of the net investment.

Financial reporting in hyperinflationary economies

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated to reflect changes in the general purchasing power of the local currency by applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether based on a historical costs approach or on a current costs approach, shall be stated in terms of the measuring unit which is in force at the end of the reporting period, and translated into Reais at the closing rate for the period.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Exchange rates

The most significant exchange rates used in the preparation of the Company’s financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2019	2018	2017	2019	2018	2017

CAD	Canadian Dollars	Canada	3.1019	2.8431	2.6380	2.9651	2.8092	2.4567
DOP	Dominican Pesos	Dominican republic	0.0761	0.0770	0.0685	0.0769	0.0734	0.0674
USD	US Dollar	Panamá and Cuba (i)	4.0307	3.8748	3.3080	3.9410	3.6348	3.2017
GTQ	Quetzal	Guatemala	0.5245	0.5001	0.4500	0.5120	0.4837	0.4344
ARS	Argentinean Peso	Argentina	0.0673	0.1025	0.1762	0.0835	0.1371	0.1931
BOB	Bolivian Peso	Bolivia	0.5791	0.5567	0.4753	0.5666	0.5222	0.4600
PYG	Guarani	Paraguay	0.0006	0.0007	0.0006	0.0006	0.0006	0.0006
UYU	Uruguayan Peso	Uruguay	0.1080	0.1196	0.1151	0.1118	0.1181	0.1116
CLP	Chilean Peso	Chile	0.0054	0.0056	0.0054	0.0056	0.0057	0.0049
BBD	Barbadian Dollar	Barbados	1.9870	1.9101	1.6307	1.9427	1.7918	1.5783

(i) The functional currency of Cuba, the Cuban convertible peso (“CUC”), has a fixed parity with the dollar (“USD”) at balance sheet date.

(e)  Segment reporting

Reportable segments are identified based on the internal reporting regularly reviewed by the chief operating decision maker of the Company for the purposes of evaluating the performance of each segment and allocating resources to those segments. Accordingly, segment information is presented by geographical area, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company’s management structure and the information reported to the chief decision are structured on the same basis.

Performance information by business units (Beer and non-alcoholic beverages (“NAB”)), is also presented to the decision maker for the Company and is disclosed as additional information, even though it does not qualify as a segment. Internally, the Company’s management uses performance indicators such as the earnings of consolidated operation before interest and taxes (“EBIT”) and normalized earnings of consolidated operation before interest, taxes, depreciation and amortization (“normalized EBITDA”) as measures of segment performance to make decisions about resource allocation and to analyze the performance of the consolidated operations. These indicators are reconciled to the profit of the segment in the tables on Note 5 – Segment reporting.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Effective January 1, 2019, we reorganized our regional reporting structure. We no longer report Latin America North (“LAN”) business segment and, from now on, we are reporting Brasil and Central America and The Carribean (“CAC”) business segments separated. On December 31, 2019 we conducted our operations in four business segments, as follows:

▪  Brazil, where we operate two business sub units: (i) beer and (ii) non-alcoholic beverages (NAB);

▪ Central America and Caribbean (“CAC”), which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Nicaragua and Honduras), Barbados and Panama;

▪  Latin America South (LAS), which includes our operations in Argentina, Bolivia, Chile, Paraguay and Uruguay; e

▪  Canada, represented by the operations of Labatt’s.

(f)   Revenue recognition

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that economic benefits associated with the transaction will flow to the Company, as described below.

Revenue comprises the fair value of the amount received or receivable upon the selling of products or the rendering of services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of the elimination of sales between group companies.

Goods sold

The company recognizes revenue when its performance obligations are satisfied, meaning when the Company transfers control of a product to a customer.

Specifically, revenue recognition follows the following five-step approach:

•       Identification of the contracts with a customer

•       Identification of the performance obligations in the contracts

•       Determination of the transaction price

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

•       Allocation of the transaction price to the performance obligations in the contracts; and

•       Revenue recognition when the performance obligations are satisfied, meaning when the company transfers control of a product to a customer.

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. Such trade incentives are treated as variable consideration. If the consideration includes a variable component, the company estimates the amount of consideration to which it will be entitled for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when such uncertainty is resolved.

Finance income

Finance income consists of interest received or receivable on funds invested, foreign exchange gains, gains on currency hedging instruments intended for offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as at fair value through profit or loss, as well as any gains due to hedge ineffectiveness.

Interest income is recognized on an accrual basis unless collectability is in doubt.

(g)  Expenses

Finance expenses

Finance expenses comprise interest payable on borrowing, calculated using the effective interest rate method, foreign exchange losses, losses on currency hedging instruments intended for offsetting currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as held for trading, impairment losses on financial assets classified as available for sale, as well as any losses due to hedge ineffectiveness.

All interest costs incurred in connection with borrowing or financial transactions are expensed as incurred as part of finance expenses, except when capitalized. Any difference between the initial amount and the maturity amount of interest-bearing loans and borrowing, such as transaction costs and fair value adjustments, are recognized in the income statement over the expected life of the instrument based on the effective interest rate method. The interest expenses component of finance lease payments is also recognized in the income statement using the effective interest rate method.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Royalty expenses

Royalties are classified as cost of goods sold.

(h)  Exceptional items

Exceptional items are those that in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential of impact on the variation of profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, amnesty, acquisition of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

(i)    Income tax and social contribution

The income tax and social contribution for the year are comprised of the current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or in other equity accounts. In these cases, the tax effect is also recognized directly in comprehensive income or in the equity accounts (except for interest on shareholders’ equity. See Note 3 (p)).

The current tax expense represents the expectation of payment on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (i) Upon the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor the taxable profit or loss; and (ii) For differences related to investments in subsidiaries to the extent that they will not be reversed in the foreseeable future. The amount of deferred tax provided for is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and where they relate to income taxes levied by the same tax authority on the same taxable entity, or to different taxable entities which intend either to settle their current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax assets are recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefits will occur.

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

Property, plant and equipment, and depreciation include the effects of the use of the predecessor basis of accounting (Note 3 (c)).

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits embodied with the component will flow to the Company and the cost of the component can be measured reliably. All other costs are expensed as incurred.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Depreciation

The depreciable amount is the cost of an asset less its residual value. Residual values, if not insignificant, are reassessed annually. Depreciation is calculated from the date the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The right-of-use assets are depreciated during the period of each contract.

The estimated useful lives of the major classes of property, plant and equipment are as follow:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
Assets for external use	2 - 5 years

The assets residual values and useful lives are reviewed at least annually. Management uses judgment to assess and ascertain the useful lives of these assets.

Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amount and are recognized in Other operating income/(expenses) in the income statement.

Leases

Until December 31, 2018, leases of assets under which all the risks and rewards of ownership were substantially retained by the lessor were classified as operating leases. Payments made under operating leases were charged to the income statement on a straight-line basis over the terms of the leases.

When an operating lease is terminated before the lease period has expired, any payment to the lessor by way of penalty is recognized as an expense in the period in which such termination takes place.

Effective for annual periods beginning on or after January 1, 2019, IFRS 16 replaces the existing lease accounting requirements, resulting in a significant change in the accounting treatment and reporting of leases that were previously classified as operating leases, with more assets and liabilities reported on the balance sheet and a different recognition of lease costs and related interpretations. Lessees are also required to recognize a right-of-use asset and a lease liability as at the lease commencement date as detailed in Note 3.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(k)  Goodwill

Goodwill arises on the acquisition of subsidiaries, associates and joint arrangements.

Goodwill is determined as the excess of: (i) the consideration paid; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired at the date of acquisition. All business combinations are accounted using the purchase method.

In compliance with IFRS 3 – “Business Combinations”, goodwill is carried at cost and not amortized, but is tested for impairment at least annually, or whenever there are indications that the cash generating unit to which the goodwill has been allocated may be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the cash generating unit or joint operation to which it relates, and translated into Reais using the year-end exchange rate.

For associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint venture.

If the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the cost of the business combination, such excess is recognized immediately in the income statement.

Expenditure on internally generated goodwill is expensed as it is incurred.

Goodwill includes the effects of applying the predecessor basis of accounting (Note 3 (c)).

(l)    Intangible assets

Brands

When part of the consideration paid in a business combination relates to brands, these are recognized in a specific Intangible Assets account, and measured at fair value as at the acquisition date. Subsequently, the value of brands can be reduced in the case of impairment losses. Internally generated expenditure for developing a brand is recognized within expenses.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Software

Purchased software is measured at cost less accumulated amortization.

Amortization related to software is included in cost of sales, distribution and sales expenses, marketing expenses or administrative expenses, based on the business activity which the software is intended to support.

Other intangible assets

Other intangible assets acquired by the Company are stated at their acquisition cost less accumulated amortization and impairment losses.

Other intangible assets also include multi-year sponsorship rights acquired by the Company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

Amortization

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Licenses, supply and distribution rights are amortized over the period for which the rights exist. Brands are considered to have an indefinite life, and therefore are not amortized. Software and capitalized development costs related to technology are amortized over a period of 3 to 5 years.

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

The cost of finished products and work in progress comprises raw materials, other production materials, direct labor, other direct costs, gains and losses on derivative financial instruments, and an allocation of fixed and variable overheads based on the normal operating capacity. The net realizable value is the estimated selling price in the ordinary course of business, less the cost of bringing the inventory into the condition required for sale, and the selling costs.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Inventories have their amount reduced on a case-by-case basis if the anticipated net realizable value declines below the carrying amount. The calculation of the net realizable value takes into consideration the specific characteristics of each category of inventory, such as the expiration date, remaining shelf life, indicators of slow-moving inventory, amongst others.

(n)  Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of the unconditional consideration, unless contain significant financing components, in which case they are recognized at fair value. The Company holds trade and receivables with the objective of collecting the contractual cash flow, and therefore measures them subsequently at amortized cost using the effective interest rate method.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses whereby impairment allowances for trade receivables are measured on initial recognition on the basis of the expected 12-month credit losses. This is primarily based on past experience with credit losses, current data on overdue receivables and credit score information. Prospective information (such as forecast economic performance indicators) is also taken into consideration if, based on past experience, such indicators show a significant correlation with actual credit losses. Typically trade receivables which are outstanding for more than 90 days are fully written-off.

Other receivables are mainly composed of loans to customers, cash deposits on guarantees and tax receivables. These instruments are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in the profit or loss.

(o)  Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with an insignificant risks of changes in value, and readily convertible into cash. They are stated at face value, which approximates their fair value.

For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

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

Dividends and interest on shareholder’s equity

Dividends and interest on shareholders’ equity are recognized in liabilities from the date on which are approved by a Board of Directors’ Meeting, except for the minimum statutory dividends provided by the Company’s bylaws, which are recognized as a liability when applicable, at the end of each fiscal year.

The interest expense attributable to capital to shareholders is recognized in income for the purposes of the calculation of Brazilian income and social contribution tax, and are subsequently reclassified from shareholders' equity for presentation purposes in the financial statements.

(q)  Interest-bearing loans and borrowings

Interest-bearing loans and borrowing are recognized initially at fair value less attributable transaction costs. Subsequently to initial recognition, interest-bearing loans and borrowing are stated at amortized cost, with any difference between the initial and maturity amounts being recognized in the income statement over the expected life of the instrument on an effective interest rate basis. The Company has interest-bearing loans and borrowing covered by a hedge structure (Note 22 – Interest-bearing loans and borrowing).

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset which requires a substantial period of time to prepare for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that future economic benefits associated with the item will flow to the Company, and the costs can be measured reliably. Other borrowing costs are recognized as finance expenses in the period in which they are incurred.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(r)   Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its employees, considering the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefit obligations are funded using the returns on the Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profits to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution plans and/or medical and dental assistance plans for employees of its companies located in Brazil and its subsidiaries located in Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

The Company maintains both funded and unfunded plans.

r.1) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to their service in the current and prior periods.

The contributions to these plans are recognized as expenses in the period during which they are incurred.

r.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account each period of service as giving rise to an additional unit of benefit, and measures each unit separately. Under this method, the cost of providing pensions is charged to the income statement over the period of service of the employee. The amounts charged to the income statement consist of the current service cost, interest cost, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation and the fair value of the plan assets.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Past service costs result from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of: (i) when the settlement/curtailment occurs; or (ii) when the Company recognizes the related restructuring or termination costs, unless those changes are conditional upon the employee’s continued employment, for a specific period of time (the period in which the rights are acquired). In such case, the past services costs are amortized using the straight-line method over the period in which the rights were acquired.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and the actual results, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Carrying value adjustments.

Remeasurements, representing actuarial gains and losses, the effect of the asset ceiling and the return on plan assets, both excluding net interest, are recognized in full in the period in which they occur in the statement of comprehensive income. Remeasurements are not reclassified to profit or loss in subsequent periods.

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

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Termination benefits

Termination benefits are recognized as an expense at the earlier of: (i) when the Company is demonstrably committed, without realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, and (ii) when the Company recognizes costs related to restructuring.

Bonuses

Bonuses granted to employees and managers are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period the bonus is earned.

(s)   Share-based payments

Different share and share option programs allow management and other members appointed by the Board of Directors to acquire shares in the Company. The fair value of the share options is estimated at the grant date, using an option pricing model that is most appropriate for the respective option. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a credit to equity. When the options are exercised, the equity is increased by the proceeds received.

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

Provisions, except for those mentioned in the item Disputes and litigation, are determined discounting the expected future cash flow, to a pre-tax rate, which reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or has been announced. Costs relating to the ongoing and future activities of the Company are not provided for, but are recognized when expenses are incurred. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

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

(v)  Financial Instruments and hedge accounting

Classification and Measurement

The company uses financial instruments to implement its risk management strategy and policy. Derivatives are generally used to mitigate the impact in Company’s performance due to changes in foreign currencies, interest rates, equity prices and commodity prices. The Company’s financial risk management policy prohibits the use of derivatives not related to the Company’s core business.

Financial assets (except for accounts receivable without a significant financing component) or financial liabilities are initially measured at fair value, plus, for an item not measured at fair value through profit or loss, transaction costs directly attributable to their acquisition or issue. Accounts receivable without a significant financing component are initially measured at the transaction price.

Upon initial recognition, a financial asset is classified: at amortized cost; at fair value through other comprehensive income - debt instruments; at fair value through other comprehensive income - equity instruments; or at fair value through profit or loss.

Financial assets are not reclassified subsequent to initial recognition, unless the Group changes the business model for the management of financial assets, in which case all affected financial assets are reclassified on the first day of the post-change business model.

The classification of the Company’s financial assets is as follows:

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

▪ Debt instruments at fair value through other comprehensive income, with gains or losses recycled to profit or loss upon derecognition. Financial assets in this category quoted debt instruments held by the Company in line with its business model either to collect cash flow or for sale.

▪ Equity instruments designated at fair value through other comprehensive income, with no recycling of gains or losses to profit or loss upon derecognition. This category only includes equity instruments which the company intends to hold for the foreseeable future, and which it has irrevocably elected to so classify upon initial recognition or transition. These instruments are not subject to impairment testing.

▪ Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments which cash flow characteristics are not held within a business model whose objective is either to collect contractual cash flow, or both to collect contractual cash flow and for sale.

The measurement of the Company’s financial assets is as follows:

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the risk related to the variability of foreign exchange rates, interest rates and commodity prices. Derivative financial instruments, although contracted to protect the exposure, but does not match all hedge accounting requirements, will be recognized at fair value through profit or loss.

Derivative financial instruments are initially recognized at fair value. The fair value is the value at which an asset can be realized, or a liability settled, between knowledgeable and willing parties under normal market conditions. The fair value of derivative financial instruments can be obtained from market prices or from pricing models that reflect current market rates, as well as the credit quality of the counterparty.

Subsequently to initial recognition, the derivative financial instruments are remeasured to their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these are cash flow hedges or net investment hedges, where changes in fair value are recognized in comprehensive income.

The company contracts commodities derivatives which have similar effective periods to the hedged items. The Company applies component hedging to its commodities. The hedged component is contractually specified and matches that defined in the derivative contract, and therefore the hedge ratio is always 1:1. Hedge effectiveness is assessed on a qualitative basis. Whenever the critical terms do not match, the company uses the hypothetical derivatives method to assess effectiveness. Possible causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either parties to the derivative contract.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The cash flow, net investment and fair value hedge concepts are applied to all instruments that meet the hedge accounting requirements under IFRS 9 – “Financial Instruments”.

Cash flow hedge accounting

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability, or the foreign currency risk or commodity price variations associated with a highly probable transaction, the effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve), and will be reclassified from the cash flow hedge reserve to the same line and the same period during which the cash flow futures were hedged. The ineffective portion of any gain or loss is recognized immediately in the current income statement.

When a hedging instrument or a hedging relationship is terminated, but the hedged transaction is still expected to occur, the cumulative gains and losses (up to the date of termination) remain in comprehensive income, being reclassified in accordance with the above practice, when the protection transaction occurs. If the hedged transaction is no longer probable, the accumulated gains and losses recognized in comprehensive income are reclassified immediately to the current income statement.

Fair value hedge accounting

When a derivative is intended to hedge the variability in the fair value of a recognized asset or liability, or of a firm commitment, any resulting (gain or loss) on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted for fair value changes in respect of the risk being hedged, with any gain or loss being recognized in the income statement.

Net investment hedge accounting

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability to the functional currency are recognized directly in other comprehensive income (translation reserves). Any ineffectiveness is recognized immediately in profit or loss.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or the loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in the profit or loss.

Derivatives at fair value through profit or loss

Certain derivatives financial instruments do not qualify for hedge accounting. Changes in the fair value of any of those derivatives financial instruments are recognized immediately in profit or loss.

Impairment for financial assets

Management performs in a quarterly basis the impairment test for financial assets or group of financial assets. If there is any trigger event, the impairment of financial asset or group of financial asset will be applied. An asset or group of financial assets is impaired, and impairment losses are recorded, only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that event (or events) has an impact on the estimated future cash flow from the financial asset or group of financial assets, and can be estimated reliably.

(w)  Impairment of non-financial assets

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets are reviewed, at least, at each reporting date to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated.

Goodwill, intangible assets that are not yet available for use, and intangibles with indefinite useful lives, are tested for impairment at least annually at the business unit level (which is one level below the reportable segment level) or whenever there is any indication of impairment.

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

The recoverable amounts of other assets are determined as the higher of their fair value less costs to sell and their value in use. For an asset that does not generate substantially independent cash inflows, the recoverable amount for the cash-generating unit to which the asset belongs. The recoverable amounts of the cash-generating units to which the goodwill and the intangible assets with indefinite useful lives belong are based on the fair value net of selling expenses, using EBITDA multiples observed in the market for previous business combinations involving comparable businesses in the brewing industry. For some CGUs, these calculations are corroborated using the fair-value less cost of disposal approach, where the free cash flow of these CGUs are discounted at fair value using a discount rate after tax that reflects current valuation models for the time value of money, and the risks specific to the asset.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Non-financial assets, except by goodwill are reviewed for possible reversal of the impairment at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(x)  Government grants

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

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in compliance with IFRS requires Management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding the judgments about the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

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

(x) inflation accounting and financial reporting in hyperinflationary economies (Note 3 (d)); and

(xi) leases (Nota 3 (j)).

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of the future cash flow. Impairment analyses of goodwill and indefinite life intangible assets are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The Company uses its judgment to select among a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for calculating projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and by their nature, can take a considerable time to complete.

As described in Note 1 (b) Application of inflation accounting and financial reporting in hyperinflationary economies, under paragraph 3 of IAS 29, there is no stipulated price index, and judgment may be used when the restatement of financial statements becomes necessary. The index used was based on Resolution 539/18, issued by the Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onward, the national IPC; ii) up to December 31, 2016 the IPIM.

AMBEV S.A.

Notes to consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

5.   SEGMENT REPORTING

(a)     Reportable segments – Years ended:

	Brazil			CAC (i)			Latin America - south (ii)			Canada			Consolidated
	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)

Net sales	28,724.5	26,814.2	26,353.0	6,757.9	5,813.9	4,733.0	10,028.7	10,753.9	10,769.7	7,088.6	6,849.3	6,043.6	52,599.7	50,231.3	47,899.3
Cost of sales	(12,096.3)	(10,014.8)	(9,879.8)	(2,934.1)	(2,559.1)	(2,044.8)	(3,998.0)	(4,261.7)	(4,120.7)	(2,649.8)	(2,413.8)	(1,983.1)	(21,678.2)	(19,249.4)	(18,028.4)
Gross profit	16,628.2	16,799.4	16,473.2	3,823.8	3,254.8	2,688.2	6,030.7	6,492.2	6,649.0	4,438.8	4,435.5	4,060.5	30,921.5	30,981.9	29,870.9
Distribution expenses	(3,814.1)	(3,641.4)	(3,552.1)	(684.3)	(627.1)	(538.1)	(1,092.0)	(1,055.0)	(1,010.0)	(1,361.0)	(1,283.7)	(1,093.6)	(6,951.4)	(6,607.2)	(6,193.8)
Sales and marketing expenses	(3,124.8)	(3,076.5)	(3,123.3)	(553.0)	(561.6)	(526.2)	(1,019.7)	(1,113.2)	(1,091.2)	(998.6)	(970.0)	(872.9)	(5,696.1)	(5,721.3)	(5,613.6)
Administrative expenses	(1,646.8)	(1,409.5)	(1,683.9)	(256.7)	(282.3)	(265.8)	(428.8)	(412.2)	(386.0)	(347.7)	(259.4)	(284.3)	(2,680.0)	(2,363.4)	(2,620.0)
Other operating income/(expenses)	826.4	965.0	1,092.7	85.8	20.1	77.8	(18.0)	(24.6)	41.2	(16.1)	(13.2)	5.6	878.1	947.3	1,217.3
Exceptional items	(328.2)	(43.7)	(33.0)	(17.1)	62.5	(23.1)	(51.9)	(88.4)	(41.3)	-	(16.8)	(11.3)	(397.2)	(86.4)	(108.7)
Income from operations (EBIT)	8,540.7	9,593.3	9,173.6	2,398.5	1,866.4	1,412.8	3,420.3	3,798.8	4,161.7	1,715.4	1,892.4	1,804.0	16,074.9	17,150.9	16,552.1
Net finance cost	(1,381.9)	(2,353.1)	(2,859.1)	(110.1)	(58.0)	(47.6)	(1,543.2)	(1,434.3)	(711.7)	(74.3)	(184.9)	(95.4)	(3,109.5)	(4,030.3)	(3,713.8)
Share of result of joint ventures	(5.6)	(6.2)	(10.7)	(2.2)	3.8	6.0	-	-	-	(14.5)	3.4	1.6	(22.3)	1.0	(3.1)
Income before income tax	7,153.2	7,234.0	6,303.8	2,286.2	1,812.2	1,371.2	1,877.1	2,364.5	3,450.0	1,626.6	1,710.9	1,710.2	12,943.1	13,121.6	12,835.2
Income tax expense	807.7	188.9	(2,924.4)	(642.7)	(473.0)	(353.5)	(272.3)	(866.8)	(1,144.1)	(647.4)	(623.0)	(625.7)	(754.7)	(1,773.9)	(5,047.7)
Net income	7,960.9	7,422.9	3,379.4	1,643.5	1,339.2	1,017.7	1,604.8	1,497.7	2,305.9	979.2	1,087.9	1,084.5	12,188.4	11,347.7	7,787.5

Normalized EBITDA(iii)	11,737.9	12,295.3	11,905.1	2,961.9	2,299.0	1,847.2	4,389.8	4,909.1	4,871.5	2,057.6	2,182.3	2,073.8	21,147.2	21,685.7	20,697.6
Exceptional items	(328.2)	(43.7)	(33.0)	(17.1)	62.5	(23.1)	(51.9)	(88.4)	(41.3)	-	(16.8)	(11.3)	(397.2)	(86.4)	(108.7)
Depreciation. amortization and impairment	(2,869.0)	(2,658.3)	(2,698.5)	(546.3)	(495.1)	(411.3)	(917.6)	(1,021.9)	(668.5)	(342.2)	(273.1)	(258.5)	(4,675.1)	(4,448.4)	(4,036.8)
Net finance cost	(1,381.9)	(2,353.1)	(2,859.1)	(110.1)	(58.0)	(47.6)	(1,543.2)	(1,434.3)	(711.7)	(74.3)	(184.9)	(95.4)	(3,109.5)	(4,030.3)	(3,713.8)
Share of result of joint ventures	(5.6)	(6.2)	(10.7)	(2.2)	3.8	6.0	-	-	-	(14.5)	3.4	1.6	(22.3)	1.0	(3.1)
Income tax expense	807.7	188.9	(2,924.4)	(642.7)	(473.0)	(353.5)	(272.3)	(866.8)	(1,144.1)	(647.4)	(623.0)	(625.7)	(754.7)	(1,773.9)	(5,047.7)
Net income	7,960.9	7,422.9	3,379.4	1,643.5	1,339.2	1,017.7	1,604.8	1,497.7	2,305.9	979.2	1,087.9	1,084.5	12,188.4	11,347.7	7,787.5

Normalized EBITDA margin in %	40.9%	45.9%	43.2%	43.8%	39.5%	38.9%	43.8%	45.6%	45.2%	29.0%	31.9%	34.3%	40.2%	43.2%	43.2%

Acquisition of property, plant and equipment	3,176.5	1,811.9	1,446.5	578.4	500.4	413.2	1,025.0	1,040.8	1,051.2	289.5	217.9	292.8	5,069.4	3,571.0	3,203.7

AMBEV S.A.

Notes to consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

 (continued)

	Brazil			CAC (i)			Latin America - South (ii)			Canada			Consolidated
	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)
Segment assets	44,161.9	41,478.6	40,869.1	11,393.3	11,270.2	9,658.1	14,454.0	14,472.0	11,582.4	12,035.0	11,066.0	10,348.4	82,044.2	78,286.8	72,458.0
Intersegment elimination													(2,286.2)	(2,246.5)	(3,077.7)
Non-segmented assets													21,984.9	19,674.0	19,385.9
Total assets													101,742.9	95,714.3	88,766.2

Segment liabilities	19,907.4	18,252.1	20,062.9	3,932.8	3,420.9	2,968.7	4,411.8	4,484.6	6,015.2	4,078.7	3,584.8	3,700.2	32,330.7	29,742.4	32,747.0
Intersegment elimination													(2,286.4)	(2,246.4)	(3,077.7)
Non-segmented liabilities													71,698.6	68,218.3	59,097.0
Total liabilities													101,742.9	95,714.3	88,766.3

(i) CAC: includes Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America – South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) Normalized EBITDA is calculated excluding of the net income the following effects: (i) income tax expense, (ii) share of results of joint ventures (iii) net finance result, (iv) exceptional items, and (v) depreciation, amortization and impairment of property, plant and equipment.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(b)    Additional information – by Business unit – Years ended:

	Brazil
	Beer			NAB			Total
	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)	2019	2018 (restated)	2017 (restated)

Net sales	24,304.2	23,008.5	22,509.3	4,420.2	3,805.7	3,843.7	28,724.4	26,814.2	26,353.0
Cost of sales	(10,037.9)	(8,214.2)	(7,886.7)	(2,058.4)	(1,800.6)	(1,993.0)	(12,096.3)	(10,014.8)	(9,879.7)
Gross profit	14,266.3	14,794.3	14,622.6	2,361.8	2,005.1	1,850.7	16,628.1	16,799.4	16,473.3
Distribution expenses	(3,105.5)	(2,963.2)	(2,871.8)	(708.6)	(678.2)	(680.4)	(3,814.1)	(3,641.4)	(3,552.2)
Sales and marketing expenses	(2,721.1)	(2,894.0)	(2,951.1)	(403.8)	(182.4)	(172.2)	(3,124.9)	(3,076.4)	(3,123.3)
Administrative expenses	(1,426.0)	(1,193.1)	(1,466.8)	(220.7)	(216.5)	(217.1)	(1,646.7)	(1,409.6)	(1,683.9)
Other operating income/(expenses)	571.6	740.1	825.0	254.8	224.9	267.8	826.4	965.0	1,092.8
Exceptional items	(328.2)	(37.0)	(28.2)	-	(6.7)	(4.8)	(328.2)	(43.7)	(33.0)
Income from operations (EBIT)	7,257.1	8,447.1	8,129.7	1,283.5	1,146.2	1,044.0	8,540.6	9,593.3	9,173.7
Net finance cost	(1,408.9)	(2,327.8)	(2,830.8)	27.0	(25.3)	(28.3)	(1,381.9)	(2,353.1)	(2,859.1)
Share of result of joint ventures	(5.6)	(6.2)	(10.7)	-	-	-	(5.6)	(6.2)	(10.7)
Income before income tax	5,842.6	6,113.1	5,288.2	1,310.5	1,120.9	1,015.7	7,153.1	7,234.0	6,303.9
Income tax expense	807.7	188.9	(2,924.4)	-	-	-	807.7	188.9	(2,924.4)
Net income	6,650.3	6,302.0	2,363.8	1,310.5	1,120.9	1,015.7	7,960.8	7,422.9	3,379.5

Normalized EBITDA (i)	10,100.8	10,800.7	10,481.5	1,637.1	1,494.6	1,423.7	11,737.9	12,295.3	11,905.2
Exceptional items	(328.2)	(37.0)	(28.2)	-	(6.7)	(4.8)	(328.2)	(43.7)	(33.0)
Depreciation, amortization and impairment	(2,515.5)	(2,316.6)	(2,323.6)	(353.6)	(341.7)	(374.9)	(2,869.1)	(2,658.3)	(2,698.5)
Net finance cost	(1,408.9)	(2,327.8)	(2,830.8)	27.0	(25.3)	(28.3)	(1,381.9)	(2,353.1)	(2,859.1)
Share of result of joint ventures	(5.6)	(6.2)	(10.7)	-	-	-	(5.6)	(6.2)	(10.7)
Income tax expense	807.7	188.9	(2,924.4)	-	-	-	807.7	188.9	(2,924.4)
Net income	6,650.3	6,302.0	2,363.8	1,310.5	1,120.9	1,015.7	7,960.8	7,422.9	3,379.5

Normalized EBITDA margin in %	41.6%	46.9%	46.6%	37.0%	39.3%	37.0%	40.9%	45.9%	45.2%

(i) Normalized EBITDA is calculated excluding of the net income the following effects: (i) Income tax expense, (iii) Share of results of joint ventures, (iii) Net finance result, (iv) Exceptional items, and (v) Depreciation, amortization and impairment of property, plant and equipment.

6.   NET SALES

Reconciliation between gross sales and net sales:

	2019	2018	2017
Gross sales and/or services	76,286.6	73,628.9	72,411.0
Excise duty	(15,836.7)	(15,876.6)	(16,192.9)
Discounts	(7,850.2)	(7,521.0)	(8,318.8)
	52,599.7	50,231.3	47,899.3

Services provided by distributors, such as brand promotion and logistics services are considered as expenses when they are separately identifiable.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

7.   OTHER OPERATING INCOME / (EXPENSES)

	2019	2018	2017
Government grants/NPV of long term fiscal incentives	761.3	820.1	993.7
(Additions)/reversals of provisions	(37.7)	(42.0)	(12.9)
Gains/(losses) on disposal of property, plant and equipment, intangible assets and operation of associates	30.7	(29.8)	91.1
Other operating income/(expenses), net	123.8	199.0	145.4
	878.1	947.3	1,217.3

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods in which the Company recognizes as expenses the related costs that the grants are intended to offset.

8.   EXCEPTIONAL ITEMS

	2019	2018	2017
Result through exchange transaction of shareholdings (i)	-	30.0	-
Restructuring (ii)	(101.8)	(175.5)	(104.9)
Costs arising from business combinations	-	-	(3.8)
Result on sale of subsidiary (iii)	-	78.6	-
Acquisition of subsidiaries	-	(1.5)	-
Effect of application of IAS 29 (hyperinflation)	(5.3)	(18.0)	-
State amnesty (iv)	(290.1)	-	-
	(397.2)	(86.4)	(108.7)

(i) As described in Note 1(b) Perpetual licensing agreement with Quilmes.

(ii) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(iii) As described in Note 1(b) Sale of subsidiary.

(iv) The payment of Amnesty in the State of Mato Grosso is a requirement from the Brazilian government for the propose to continue with tax incentives, according to Complementary Law No. 160/17, regulated by complementary law of the State of Mato Grosso No. 631/19.

9.   PAYROLL AND RELATED BENEFITS

	2019	2018	2017
Wages and salaries	3,700.6	3,422.0	3,371.2
Social security contributions	822.9	789.3	741.1
Other personnel cost	764.9	726.6	616.2
Increase in liabilities for defined benefit plans	147.7	142.0	138.7
Share-based payment	219.2	162.7	236.9
Contributions to defined contribution plans	29.7	32.2	18.9
	5,685.0	5,274.8	5,123.0

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The payroll expenses and related benefits are presented in the income statement as shown below:

	2019	2018	2017
Cost of sales	1,976.7	1,814.7	1,714.8
Distribution expenses	1,014.5	987.7	791.5
Sales and marketing expenses	1,231.3	1,239.0	1,096.8
Administrative expenses	1,338.8	1,085.4	1,470.1
Net finance cost	89.2	103.0	42.9
Other operating income/(expenses), net	1.3	-	-
Exceptional items	33.2	45.0	6.9
	5,685.0	5,274.8	5,123.0

10.    ADDITIONAL INFORMATION ON OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2019, 2018 and 2017:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2019	2018	2017	2019	2018	2017

Cost of sales (i)	2,671.6	2,681.9	2,364.7	12.4	10.3	6.2
Distribution expenses	649.0	570.9	555.8	-	-	-
Sales and marketing expenses	557.7	586.0	533.9	319.4	117.1	142.3
Administrative expenses	272.0	306.9	296.0	195.5	175.2	142.0
	4,150.3	4,145.7	3,750.4	527.3	302.6	290.5

(i) These amounts added to R$1,976.6 mentioned in Note 9 - Payroll and related benefits, total R$4,660.7. The remaining amount of R$17,017.5, recorded in cost of sales, refers to other production costs.

11.    FINANCE EXPENSES AND INCOME

(a)    Finance expenses

	2019	2018 (restated)	2017 (restated)
Interest expense	(1,514.3)	(1,488.1)	(1,791.5)
Capitalized borrowings	-	0.4	2.3
Net Interest on pension plans	(105.3)	(103.0)	(77.6)
Losses on hedging instruments and exclusive investment funds	(1,286.0)	(1,181.2)	(543.0)
Interest on provision for disputes and litigations	(163.9)	(132.7)	(225.9)
Exchange variation	(637.2)	(756.9)	(339.5)
Interest and foreign exchange rate on loans	(41.5)	(8.0)	(16.8)
Financial instruments at fair value through profit or loss	(310.4)	(107.1)	-
Tax on financial transactions	(202.1)	(337.6)	(179.7)
Bank guarantee expenses	(136.2)	(126.3)	(89.5)
Other financial results	(172.1)	(264.6)	(176.5)
	(4,569.0)	(4,505.1)	(3,437.7)

Exceptional finance expense	(179.4)	(179.1)	(976.8)
	(4,748.4)	(4,684.2)	(4,414.5)

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The exceptional net finance cost refer to the payment of Amnesty in the State of  Mato Grosso, in the amount of R$101.9, and the realization of the exchange variations of loans settled with related parties, historically recognized in shareholders' equity, in the amount of R$77.5 at December 31, 2019 (R$179.1 in December 31, 2018). Additionally, in 2017 the Company recorded an amount of R$141.0 related to PERT 2017, which Ambev applied for – see Note 12 - Income tax and social contribution.

Interest expenses are presented net of the effect of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 27 – Financial instruments and risks). The interest expenses are as follow:

	2019	2018 (restated)	2017 (restated)
Financial instruments measured at amortized cost	(520.9)	(597.6)	(477.6)
Financial instruments at fair value through profit or loss	(993.4)	(890.5)	(1,296.1)
Fair value hedge - hedged items	-	-	(19.7)
Fair value hedge - hedging instruments	-	-	1.9
	(1,514.3)	(1,488.1)	(1,791.5)

(b)    Finance income

	2019	2018	2017
Interest income	1,068.0	454.0	458.8
Financial instruments at fair value through profit or loss	37.2	-	227.6
Other financial results	26.3	17.4	14.3
	1,131.5	471.4	700.7

Exceptional finance income	161.2	-	-
Effect of application of IAS 29 (hyperinflation)	346.2	182.5	-
	1,638.9	653.9	700.7

Interest income arises from the following financial assets:

	2019	2018	2017
Cash and cash equivalents	454.8	270.7	233.4
Investment securities held for trading	0.1	12.9	26.9
Other receivables	613.1	170.4	198.5
	1,068.0	454.0	458.8

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

12.    INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follows:

	2019	2018 (restated)	2017 (restated)
Income tax expense - current	(1,118.1)	(1,833.5)	(5,332.3)

Deferred tax expense on temporary differences	277.1	(230.4)	923.5
Deferred tax over taxes losses carryforwards movements in the current period	86.3	290.0	(638.9)
Total deferred tax (expense)/income	363.4	59.6	284.6

Total income tax expenses	(754.7)	(1,773.9)	(5,047.7)

The reconciliation from the weighted nominal to the effective tax rate is summarized as follows:

	2019	2018 (restated)	2017 (restated)
Profit before tax	12,943.1	13,121.6	12,835.2
Adjustment on taxable basis
Others non-taxable income	(1,131.0)	(400.8)	(310.9)
Government grants related to sales taxes	(1,896.0)	(1,807.3)	(1,889.1)
Share of result of joint ventures	22.3	(1.0)	3.1
Non-deductible expenses	285.1	305.5	91.1
Complement of income tax of foreign subsidiaries due in Brazil	210.9	503.0	560.4
Results of intercompany transactions	(557.8)	(693.4)	(547.5)
	9,876.6	11,027.6	10,742.3
Aggregated weighted nominal tax rate	28.87%	29.96%	29.18%
Taxes payable – nominal rate	(2,851.7)	(3,303.8)	(3,135.1)
Adjustment on tax expense
Income tax Incentives	245.9	219.7	304.6
Deductible interest on shareholders' equity	2,623.8	1,710.4	1,649.0
Tax savings from goodwill amortization	80.5	72.3	175.2
Withholding income tax	(420.3)	(220.0)	(356.9)
Recognition / write-off of deferred charges on tax losses	(377.4)	(41.6)	(178.9)
PERT 2017	-	-	(2,784.6)
Effect of application of IAS 29 (hyperinflation)	1.4	(107.3)	-
Others with reduced taxation	(56.9)	(103.6)	(721.0)
Income tax and social contribution expense	(754.7)	(1,773.9)	(5,047.7)
Effective tax rate	5.83%	13.52%	39.33%

The main events that impacted the effective tax rate in the period were:

▪  Government subsidy on sales taxes: For regional incentives, these are related primarily to local production, that, when reinvested, is not taxed for income tax and social contribution purposes, which explains the  impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in State VAT (“ICMS”).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

▪  Complement of income tax of foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

▪  Results of intercompany transactions: reflect the reality of taxation in the countries in where the subsidiaries with which the loan operations are carried out are located.

▪  Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate its shareholders’ through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

▪  PERT 2017: amongst the contingencies covered by the Federal Tax Amnesty Program (“PERT ”), there is a litigation whose purpose was to discuss the Presumed Profit method used by CRBS (one of Ambev’s subsidiaries in Brazil) to calculate its Corporate Income Taxes (namely, “IRPJ” and “CSLL”). The total amount booked as an expense, after the conversion of the Provisional Measure 783/ into Law, was R$2,926 million (principal, fines and interests), being R$2,785 million booked as Exceptional expenses under Corporate Income Tax and R$141 million under Financial Results.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

13.    PROPERTY, PLANT AND EQUIPMENT

	2019	2018
Property, plant and equipment	20,547.7	20,100.4
Right of use assets	2,028.6	1,537.6
	22,576.3	21,638.0

	2019
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at the end of the previous year	10,375.5	28,075.7	5,690.4	1,422.0	45,563.6
Effect of movements in foreign exchange	(240.9)	(979.5)	(300.8)	(19.5)	(1,540.7)
Effect of application of IAS 29 (hyperinflation)	291.3	1,169.9	399.6	11.1	1,871.9
Acquisition through business combinations	0.2	-	2.1	5.7	8.0
Acquisitions	14.8	606.1	147.9	3,707.1	4,475.9
Disposals and write-off	(33.4)	(739.3)	(133.3)	-	(906.0)
Transfer to other asset categories	479.3	1,543.1	561.6	(2,942.2)	(358.2)
Others	-	-	-	-	-
Balance at the end of the year	10,886.8	29,676.0	6,367.5	2,184.2	49,114.5

Depreciation and impairment
Balance at the end of the previous year	(3,031.4)	(18,246.6)	(4,185.2)	-	(25,463.2)
Effect of movements in foreign exchange	23.9	549.1	237.9	-	810.9
Effect of application of IAS 29 (hyperinflation)	(51.1)	(686.0)	(288.1)	-	(1,025.2)
Depreciation	(350.3)	(2,516.6)	(663.2)	-	(3,530.1)
Impairment losses	(0.8)	(140.5)	(11.7)	-	(153.0)
Disposals and write-off	9.9	650.3	123.8	-	784.0
Transfers to other asset categories	(0.7)	(0.5)	1.4	-	0.2
Others	-	9.6	-	-	9.6
Balance at the end of the year	(3,400.5)	(20,381.2)	(4,785.1)	-	(28,566.8)
Carrying amount:
December 31, 2018	7,344.1	9,829.1	1,505.2	1,422.0	20,100.4
December 31, 2019	7,486.3	9,294.8	1,582.4	2,184.2	20,547.7

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

	2018
	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
Balance at the end of the previous year	8,961.9	24,538.9	5,076.5	1,258.1	39,835.4
Effect of movements in foreign exchange	118.6	(52.7)	(110.9)	17.2	(27.8)
Effect of application of IAS 29 (hyperinflation)	630.0	2,301.5	566.5	90.9	3,588.9
Acquisition through exchange transaction of shareholdings	100.5	117.7	0.1	0.2	218.5
Acquisitions	18.8	574.5	141.0	2,786.0	3,520.3
Disposals and write-off	(39.2)	(1,007.9)	(369.6)	-	(1,416.7)
Transfer to other asset categories	584.9	1,595.7	386.8	(2,730.4)	(163.0)
Others	-	8.0	-	-	8.0
Balance at the end of the year	10,375.5	28,075.7	5,690.4	1,422.0	45,563.6

Depreciation and Impairment
Balance at the end of the previous year	(2,585.7)	(14,973.5)	(3,453.4)	-	(21,012.6)
Effect of movements in foreign exchange	(39.7)	(141.0)	51.1	-	(129.6)
Effect of application of IAS 29 (hyperinflation)	(110.7)	(1,366.7)	(431.4)	-	(1,908.8)
Write-off through exchange transaction of shareholdings	(0.8)	(19.8)	-	-	(20.6)
Depreciation	(327.9)	(2,500.8)	(708.1)	-	(3,536.8)
Impairment losses	(36.4)	(160.7)	17.2	-	(179.9)
Disposals and write-off	68.8	945.4	337.7	-	1,351.9
Transfer to other asset categories	1.0	(33.5)	1.7	-	(30.8)
Others	-	4.0	-	-	4.0
Balance at the end of the year	(3,031.4)	(18,246.6)	(4,185.2)	-	(25,463.2)
Carrying amount:
December 31, 2017	6,376.2	9,565.4	1,623.1	1,258.1	18,822.8
December 31, 2018	7,344.1	9,829.1	1,505.2	1,422.0	20,100.4

Capitalized interests and fixed assets provided as security are not material. Effective for annual periods beginning on or after January 1, 2019, IFRS 16 replaces the existing lease accounting requirements and represents a significant change in the accounting and reporting of leases that were previously classified as operating leases. And requires the lessee to recognize the right-of-use asset and the lease liability at the date of application of the standard, and later in the contract starting date (Note 3).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Right-of-use asset:

	2019
	Buildings	Machinery and equipment	Others	Total
Acquisition cost
Balance at the end of the previous year	972.5	1,343.3	78.3	2,394.1
Effect of movements in foreign exchange	17.7	0.6	1.2	19.5
Additions	849.2	41.3	8.3	898.8
Transfer from (to) other asset categories	31.8	-	16.9	48.7
Balance at the end of the year	1,871.2	1,385.2	104.7	3,361.1

Depreciation and Impairment
Balance at the end of the previous year	(308.4)	(490.7)	(57.4)	(856.5)
Effect of movements in foreign exchange	(4.6)	(0.5)	(0.6)	(5.7)
Depreciation	(173.3)	(263.3)	(30.6)	(467.2)
Transfer (from) to other asset categories	(8.2)	(2.4)	7.5	(3.1)
Balance at the end of the year	(494.5)	(756.9)	(81.1)	(1,332.5)
Carrying amount:
December 31, 2018	664.1	852.6	20.9	1,537.6
December 31, 2019	1,376.7	628.3	23.6	2,028.6

	2018 (restated)
	Buildings	Machinery and equipment	Others	Total
Acquisition cost
Balance at the end of the previous year	888.8	1,343.3	77.4	2,309.5
Effect of movements in foreign exchange	13.6	-	0.9	14.5
Additions	70.1	-	-	70.1
Balance at the end of the year	972.5	1,343.3	78.3	2,394.1

Depreciation and Impairment
Balance at end of previous year	(154.9)	(243.7)	(28.0)	(426.6)
Effect of movements in foreign exchange	(0.8)	-	(0.2)	(1.0)
Depreciation	(152.7)	(247.0)	(29.2)	(428.9)
Balance at the end of the year	(308.4)	(490.7)	(57.4)	(856.5)
Carrying amount:
December 31, 2017	733.9	1,099.6	49.4	1,882.9
December 31, 2018	664.1	852.6	20.9	1,537.6

The average discount rate applied for IFRS 16, using the incremental rate, for January 01, 2019 was:

Lease Term	Rate %
2020-2025	6.632%
2026-2030	8.329%
2031-2035	8.995%

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

14.    GOODWILL

	2019	2018

Balance at the end of the previous year	34,276.2	31,401.9
Effect of movements in foreign exchange	16.1	1,224.8
Effect of application of IAS 29 (hyperinflation)	691.2	1,686.5
Acquisition, (write-off) and disposal through business combinations	26.4	(37.0)
Balance at the end of the year	35,009.9	34,276.2

The carrying amount of goodwill was allocated to the different cash-generating units as follows:

	Functional currency	2019	2018

Brazil	BRL	17,694.8	17,668.4
Goodwill		102,937.4	102,911.0
Non-controlling transactions (i)		(85,242.6)	(85,242.6)

CAC:
Dominican Republic	DOP	3,476.9	3,510.1
Cuba (ii)	USD	-	2.0
Panama	PAB	1,400.5	1,346.3

Latin America - South:
Argentina	ARS	1,972.2	1,950.7
Bolivia	BOB	1,425.7	1,370.6
Chile	CLP	47.3	48.7
Paraguay	PYG	836.6	873.2
Uruguay	UYU	160.1	177.4

Canada	CAD	7,995.8	7,328.8
		35,009.9	34,276.2

(i) This refers to the exchange of shareholdings transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

(ii) The functional currency of Cuba, the Cuban convertible peso (CUC), has a fixed parity with the dollar (USD) at the balance sheet date.

Annual impairment testing

The Company completed its annual impairment test for goodwill based on the assumptions described below, and concluded that no impairment charge was warranted.

The Company cannot predict whether an event that triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Company believes that all of its estimates are reasonable, are consistent with the Company’s internal reporting and reflect management’s best estimates. However, inherent uncertainties exist that management may not be able to control. While changes in estimates could have a material impact on the calculation of the fair values, and trigger impairment, the Company, based on the sensitivity analysis performed, is not aware of any reasonably possible change in a key assumption that would cause a business unit’s carrying amount to exceed its recoverable amount.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Goodwill impairment testing relies on a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 34% of total assets, as at December 31, 2019 (36% as at December 31, 2018) is tested for impairment at the cash-generating unit level at least annually. The cash-generating unit level is the lowest level at which goodwill is monitored for internal management purposes. When a business combination occurs, goodwill is allocated, from the acquisition date, to each business unit that is expected to benefit from the synergies of the combination.

The methodology used by the Company to determine the recoverable value of all its CGUs is the net fair value of selling expenses, using multiples of the profit before financial result, income tax and depreciation and amortization expenses (“EBITDA”), observed in the market for previous comparable business transactions in the domestic and international brewing industry. The values used by the Company for this approach are based on external sources of information. This measurement is classified at Level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable value was the EBITDA multiples of observed transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with an invested capital that exceeds seven times their EBITDA should have their recoverable value determined using the value-in-use approach, to determine whether it exceeds their carrying amount. In the last analysis carried out by the Company, only Chile met this criterion.

However, for the CGUs Brazil, Dominican Republic and Chile, the Company also used discounted cash flow projections to determine the recoverable amount, in order to corroborate the conclusions reached by applying the fair value less cost of disposal approach, the carrying amount of these CGUs does not exceed their recoverable value. The selection of these CGUs considered quantitative and qualitative aspects, since CGU Brasil is the most representative for the Company, the CGU Dominican Republic already had cash flow projections, used to determine the fair value of the issued in favor of ELJ (see Note 21 (d.4) for further details on the ELJ put option), and for CGU Chile which have reached the pre-determined multiple of EBITDA.

The key judgments, estimates and key assumptions used in the discounted free cash flow calculations for these CGUs were as follow:

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

▪  The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

▪  In the second year of the model, the free cash flow is based on AB InBev's strategic plan, as approved by key management. AB InBev's strategic plan is prepared per country, and is based on external sources of macro-economic assumptions, industry trends, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed costs, capital expenditure and working capital assumptions;

▪  From the third to the fourth year of the model, the cash flow is extrapolated using the growth rate for the second year for each CGU;

▪  From the fifth to the tenth year of the model, as well as in perpetuity, the cash flow is extrapolated using expected long-term consumer price indices and the growth of the beer market, based on external sources specific to each CGU;

▪  Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities on this metric.

For our cash flow analysis, the growth rate applied ranged from 1.5% to 3.1%.

The WACC applied in R$ for each CGU was as follows:

CGU	2019
Dominican Republic	12.06%
Guatemala	10.33%
Chile	7.18%
Brazil	9.13%

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates based on different assumptions or in market or macroeconomic conditions.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

15.    INTANGIBLE

	2019
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at the end of the previous year	4,703.2	2,393.1	1,446.5	621.8	9,164.6
Effect of movements in foreign exchange	(360.9)	(13.7)	(77.6)	(37.7)	(489.9)
Effect of application of IAS 29 (hyperinflation)	385.7	30.9	92.0	44.6	553.2
Additions	0.2	539.5	25.1	50.0	614.8
Disposal	(0.2)	-	(0.4)	-	(0.6)
Acquisitions through business combination	-	-	-	2.6	2.6
Transfers to other assets categories	18.1	6.5	315.6	(18.0)	322.2
Balance at the end of the year	4,746.1	2,956.3	1,801.2	663.3	10,166.9

Amortization and Impairment losses (i)
Balance at the end of the previous year	(1.9)	(2,011.8)	(940.9)	(369.4)	(3,324.0)
Effect of movements in foreign exchange	-	27.8	51.5	40.0	119.3
Effect of application of IAS 29 (hyperinflation)	-	(28.2)	(59.5)	(42.5)	(130.2)
Amortization	-	(316.4)	(182.7)	(28.2)	(527.3)
Disposal	-	-	0.4	-	0.4
Transfers to other assets categories	-	-	0.1	1.2	1.3
Balance at the end of the year	(1.9)	(2,328.6)	(1,131.1)	(398.9)	(3,860.5)
Carrying amount:
December 31, 2018	4,701.3	381.3	505.6	252.4	5,840.6
December 31, 2019	4,744.2	627.7	670.1	264.4	6,306.4

(i) The period of amortization of intangible assets with definite useful lives is five years, calculated at the annual rate of 20% and recognized in income based on the straight-line method.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

	2018
		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
Balance at the end of the previous year	3,514.7	2,333.3	1,144.6	540.7	7,533.3
Effect of movements in foreign exchange	252.3	2.3	(43.3)	12.1	223.4
Effect of application of IAS 29 (hyperinflation)	972.5	59.7	151.5	104.5	1,288.2
Additions	-	-	4.2	46.6	50.8
Disposal	(39.2)	(28.1)	(16.2)	-	(83.5)
Acquisitions through shareholding exchange transactions	0.2	-	-	-	0.2
Transfers to other assets categories	2.7	25.9	205.7	(82.1)	152.2
Balance at the end of the year	4,703.2	2,393.1	1,446.5	621.8	9,164.6

Amortization and Impairment losses (i)
Balance at the end of the previous year	(1.9)	(1,894.6)	(711.8)	(250.3)	(2,858.6)
Effect of movements in foreign exchange	-	14.1	15.0	11.1	40.2
Effect of application of IAS 29 (hyperinflation)	-	(42.6)	(108.3)	(104.5)	(255.4)
Amortization	-	(114.6)	(152.0)	(36.0)	(302.6)
Disposals	-	28.0	16.2	-	44.2
Transfers to other assets categories	-	(2.1)	-	10.3	8.2
Balance at the end of the year	(1.9)	(2,011.8)	(940.9)	(369.4)	(3,324.0)
Carrying amount:
December 31, 2017	3,512.8	438.7	432.8	290.4	4,674.7
December 31, 2018	4,701.3	381.3	505.6	252.4	5,840.6

(i) The period of amortization of intangible assets with definite useful lives is five years, calculated at the annual rate of 20% and recognized in income based on the straight-line method.

The Company is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flow for as long as the Company owns the brands, and accordingly have been assigned indefinite useful lives. The most representative brands that have been registered as a result of the fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay and Bolivia and Presidente and Presidente Light in the Dominican Republic.

The carrying value of intangible assets with indefinite useful lives classified as brands were allocated to the following CGUs:

	2019	2018
Argentina	1,193.9	1,180.0
Bolivia	691.0	664.3
Brazil	11.6	4.6
Canada	266.3	244.1
Chile	69.9	72.0
Luxembourg	339.6	339.6
Paraguay	476.2	496.9
Dominican Republic	1,587.6	1,580.0
Uruguay	108.1	119.8
	4,744.2	4,701.3

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Intangible assets with indefinite useful lives have been tested for impairment at a cash-generating unit level basis consistent with the same approach described in Note 14 – Goodwill.

16.    INVESTMENT SECURITIES

	2019	2018

Debt held-to-maturity(i)	163.6	147.3
Non-current investments securities	163.6	147.3

Financial asset at fair value through profit or loss-held for trading	14.6	13.4
Current investments securities	14.6	13.4

Total	178.2	160.7

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) linked to tax incentives and don’t have  immediate convertibility into a known amount of cash.

17.    DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The rates of these taxes in Brazil, which are expected upon the realization of deferred taxes, are 25% for income tax and 9% for social contribution. For other regions with operational activity, the expected rates are as follow:

Central America and the Caribbean	from 23% to 31%
Latin America - South (i)	from 14% to 30%
Canada	26%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 and reduced the income tax rate for the first two years from 35% to 30% and, in the following years, to 25%. Further, new amendments to the Argentine tax legislation approved on December 23, 2019 postponed for one year the application of the income tax rate of 25%, and extended for a third year the application of the 30% rate.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against currently recorded temporary differences, with a special emphasis on tax losses.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2019			2018 (restated)
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	10.0	-	10.0	10.0	-	10.0
Intangible	-	(1,067.5)	(1,067.5)	-	(1,031.1)	(1,031.1)
Employee benefits	750.0	(3.9)	746.1	614.8	-	614.8
Trade payables	2,330.3	(246.6)	2,083.7	1,807.8	(271.9)	1,535.9
Trade receivable	45.5	(3.3)	42.2	41.3	(2.3)	39.0
Derivatives	38.9	(217.2)	(178.3)	18.7	(304.2)	(285.5)
Interest-Bearing Loans and Borrowings	-	-	-	2.5	(78.5)	(76.0)
Inventories	372.0	(67.1)	304.9	266.7	(44.8)	221.9
Property, plant and equipment	290.4	(1,423.4)	(1,133.0)	109.6	(1,386.4)	(1,276.8)
Withholding tax over undistributed profits and royalties	-	(1,115.1)	(1,115.1)	-	(863.8)	(863.8)
Investments in joint ventures	-	(421.6)	(421.6)	-	(421.6)	(421.6)
Loss carry forwards	877.3	(148.4)	728.9	791.0	-	791.0
Provisions	465.9	(2.3)	463.6	363.1	(24.0)	339.1
Impact of the adoption of IFRS 16 (leasing operations)	44.6	(1.9)	42.7	47.2	-	47.2
Other items	89.0	(16.6)	72.4	50.6	(54.6)	(4.0)
Gross deferred tax assets / (liabilities)	5,313.9	(4,734.9)	579.0	4,123.3	(4,483.2)	(359.9)
Netting by taxable entity	(2,363.8)	2,363.8	-	(2,058.6)	2,058.6	-
Net deferred tax assets / (liabilities)	2,950.1	(2,371.1)	579.0	2,064.7	(2,424.6)	(359.9)

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to net presentation when they are within the same entity, related to the same nature and are expected to be realized in the same period.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainties about the tax treatment of income, are disclosed in Notes 3 (i) and 29, respectively.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

As at December 31, 2019 the deferred tax assets and liabilities related to combined tax losses which have expected utilization/settlement using temporary differences, as follows:

	2019
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	10.0	10.0
Intangible	(1.2)	(1,066.3)	(1,067.5)
Employee benefits	63.6	682.5	746.1
Trade payables	(202.3)	2,286.0	2,083.7
Trade receivable	41.8	0.4	42.2
Derivatives	(62.2)	(116.1)	(178.3)
Inventories	314.7	(9.8)	304.9
Property, plant and equipment	(117.9)	(1,015.1)	(1,133.0)
Withholding tax over undistributed profits and royalties	(96.5)	(1,018.6)	(1,115.1)
Investments in joint ventures	-	(421.6)	(421.6)
Provisions	221.2	242.4	463.6
Impact of the adoption of IFRS 16 (leasing operations)	(0.6)	43.3	42.7
Other items	14.0	58.4	72.4
Total	174.6	(324.5)	(149.9)

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a limitation period. Its use is based on the projection of the future existence of taxable profits, according to the actual figures for past years, and the projections of the Company's business in the economies where it is located, and thus in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	2019
2020	265.6
2021	285.4
2022	52.4
2023	5.4
2024 to 2026 (i)	120.1
Total	728.9

(i) There is no expectation of realization beyond a term of ten years.

As at December 31, 2019, the tax credits related to tax losses in the amount of R$707.1 (R$624.3 in 2018) were not recorded, as realization is not probable.

A major part of the deferred tax loss asset amount does not have any carry forward limit for utilization, and the tax losses carried forward in relation to credit are equivalent to R$2,811.6 in 2019 (R$2,496.8  in 2018).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2017	(18.3)
Recognition of actuarial gains/(losses)	(3.5)
Investment hedge on foreign operations	34.5
Investment hedge - put option of a subsidiary interest	44.1
Cash flow hedge - gains/(losses)	(118.3)
Gains/(losses) on translation of other foreign operations	283.4
Recognized in other comprehensive income	240.2
Recognized in the income statement	59.5
Changes directly in the balance sheet	(641.3)
Recognized in deferred tax	(652.1)
Recognized in other group of balance sheet	10.8
At December 31, 2018	(359.9)
Recognition of actuarial gains/(losses)	80.9
Investment hedge - put option of a subsidiary interest	(13.0)
Cash flow hedge - gains/(losses)	106.7
Gains/(losses) on translation of other foreign operations	660.5
Recognized in other comprehensive income	835.1
Recognized in the income statement	363.4
Changes directly in the balance sheet	(259.6)
Recognized in deferred tax	(263.5)
Effect of application of IAS 29 (hyperinflation)	(263.5)
Recognized in other group of balance sheet	3.9
At December 31, 2019	579.0

18.    INVENTORIES

	2019	2018

Finished goods	2,080.7	1,688.0
Work in progress	450.8	339.5
Raw material and consumables	2,637.4	2,624.3
Spare parts and other	602.6	597.0
Prepayments	328.3	304.4
Impairment losses	(121.2)	(151.4)
	5,978.6	5,401.8

Write-offs/losses on inventories recognized in the income statement amounting to R$109.8 in 2019 (R$76.5 in 2018).

19.    TRADE RECEIVABLES

	2019	2018
Trade receivables	4,955.5	5,140.1
Bad debt provision	(603.5)	(555.3)
Net, trade receivables	4,352.0	4,584.8
Related parties (Note 31)	143.5	294.5
Total current trade receivables	4,495.5	4,879.3

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The aging of our current trade receivables, net of impairment losses, is detailed as follows:

	Net carrying amount as of December 31	No past due	Past due – until 30 days	Past due – between 31 - 60 days	Past due – between 61 - 90 days	Past due – between 91 - 180 days	Past due – between 181 - 360 days	Past due 360 days
Trade receivables	4,955.5	3,852.3	255.2	82.4	74.5	111.1	74.1	505.9
Bad debt provision	(603.5)	(5.8)	(0.1)	(0.2)	(0.5)	(16.9)	(74.1)	(505.9)
2019	4,352.0	3,846.5	255.1	82.2	74.0	94.2	-	-

Trade receivables	5,140.1	4,170.7	277.8	71.1	30.3	58.8	32.8	498.6
Bad debt provision	(555.3)	(4.3)	-	(0.3)	(0.4)	(18.9)	(32.8)	(498.6)
2018	4,584.8	4,166.4	277.8	70.8	29.9	39.9	-	-

Impairment losses on trade receivables recognized in the income statement in 2019 amount to R$39.5 (R$49.8 in 2018).

Company’s exposure to credit risks, currency and interest rate risks are disclosed in Note 27 - Financial instruments and risks.

20.    CASH AND CASH EQUIVALENTS

	2019	2018
Short term bank deposits (i)	6,289.6	5,992.8
Current bank accounts	5,403.6	4,875.7
Cash	207.5	595.0
Cash and cash equivalents	11,900.7	11,463.5

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

Current account balances include guarantee deposits in the amount of R$348 million in 2019 (R$356 million in 2018) held by the Cuban subsidiary, which are not freely transferable to the parent company due to exchange restrictions.

21.    CHANGES IN EQUITY

(a) Capital stock

		2019		2018
	Million of common shares	Million of Real	Million of common shares	Million of Real

Beginning balance as per statutory books	15,722.1	57,710.2	15,717.6	57,614.1
Share issued	11.5	156.6	4.5	96.1
	15,733.6	57,866.8	15,722.1	57,710.2

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At December 31, 2017	(895.0)	53,662.8	700.9	1,232.3	54,701.0
Capital Increase	-	-	-	(89.9)	(89.9)
Effect of application of IAS 29 (hyperinflation) (i)	-	-	-	(8.2)	(8.2)
Purchase of shares and result on treasury shares	12.3	-	-	-	12.3
Share-based payments	-	-	-	166.1	166.1
At December 31, 2018	(882.7)	53,662.8	700.9	1,300.3	54,781.3
Capital Increase	(43.6)	-	-	(100.2)	(143.8)
Purchase of shares and results from treasury shares	(28.9)	-	-	-	(28.9)
Share-based payments	-	-	-	202.9	202.9
At December 31, 2019	(955.2)	53,662.8	700.9	1,403.0	54,811.5

(b.1) Purchase of shares and result of treasury shares

Treasury shares comprise the Company’s own issued shares reacquired by the Company, and the results of treasury shares that refer to gains and losses related to share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquire /realization shares		Result on Treasure Shares	Total Treasure Shares
	Million shares	Million Brazilian Real	Million shares	Million Brazilian Real

At December 31, 2017	7.4	(139.7)	(755.3)	(895.0)
Changes during the year	(6.4)	118.8	(106.5)	12.3
At December 31, 2018	1.0	(20.9)	(861.8)	(882.7)
Changes during the year	2.6	(47.3)	(25.2)	(72.5)
At December 31, 2019	3.6	(68.2)	(887.0)	(955.2)

(b.2) Share premium

The share premium refers to the difference between subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, redemptions, reimbursement or repurchase shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev economic group acquire shares of the Company.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The share-based payment reserve recorded a charge of R$205.7 in December 31, 2019 (R$161.0 and R$209.3 in December 31, 2018 and 2017, respectively) (Note 24 – Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total

At December 31, 2017	1,267.7	4.5	7,388.0	8,660.2
Impact of the adoption of IFRS 16 (i)	(63.0)	-	-	(63.0)
At January 1, 2018 (restated)	1,204.7	4.5	7,388.0	8,597.2
Fiscal incentive reserve	-	-	1,331.5	1,331.5
Investments reserve	5,412.6	-	-	5,412.6
At December 31, 2018 (restated)	6,617.3	4.5	8,719.5	15,341.3
Fiscal incentive reserve	-	-	1,352.1	1,352.1
Investments reserve	4,180.8	-	-	4,180.8
At December 31, 2019	10,798.1	4.5	10,071.6	20,874.2

(i) 2018 restated to reflect the impact of adoption of IFRS 16 under the full retrospective application.

(c.1) Investments reserve

From net income after applicable deductions, there will be a target of no more than 60% (sixty per cent) of the adjusted net profit to be allocated to the investment reserve, so that it can support future investments.

(c.2) Statutory reserve

From net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the statutory reserve for the year when the balance of this reserve, plus the amount of capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives framed in certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions of the amount due. These programs aim to generate employment, promote regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, enjoyment and reductions are permitted under the tax law.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (TJLP), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending on December 31, an amount not less than 40% of its net income determined under Brazilian law, as adjusted in accordance with applicable law, unless payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts.

Events during the year ended 2019:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/02/2019	Interest on shareholder´s equity	12/30/2019	2019	ON	0.4906	7,717.3
							7,717.3

Events during the year ended 2018:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/15/2018	Dividends	07/30/2018	2018	ON	0.1600	2,515.1
Board of Directors Meeting	12/03/2018	Interest on shareholder´s equity	12/28/2018	2018	ON	0.3200	5,030.5
							7,545.6

Events during the year ended 2017:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/16/2017	Dividends	07/17/2017	2017	ON	0.1600	2,513.1
Board of Directors Meeting	12/01/2017	Interest on shareholder´s equity	12/28/2017	2017	ON	0.3100	4,869.7	(i)
Board of Directors Meeting	12/21/2017	Dividends	02/22/2018	2017	ON	0.0700	1,099.7
							8,482.5

(i) R$3,770.1 this interest on shareholders’ equity refers to the total amount approved for distribution in the period, and was accrued in investment reserves.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Options granted on subsidiary	Gains/(losses) of non-controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

At December 31, 2017	1,639.1	368.9	(1,144.5)	(2,771.3)	2,099.9	156.1	(75,314.7)	(74,966.5)
Impact of the adoption of IFRS 16 (i)	(0.1)	-	-	-	-	-	-	(0.1)
At January 1, 2018 (restated)	1,639.0	368.9	(1,144.5)	(2,771.3)	2,099.9	156.1	(75,314.7)	(74,966.6)
Comprehensive income:
Gains/(losses) on translation of foreign operations	1,643.7	-	-	-	-	-	-	1,643.7
Cash flow hedges	-	495.9	-	-	-	-	-	495.9
Actuarial gains/(losses)	-	-	24.8	-	-	-	-	24.8
Total Comprehensive income	1,643.7	495.9	24.8	-	-	-	-	2,164.4
Effect of application of IAS 29 (hyperinflation) (ii)	346.4	(88.3)	0.1	-	-	-	-	258.2
Gains/(losses) of controlling interest´s share (iii)	460.1	0.8	3.4	2,651.1	(2,072.9)	-	-	1,042.5
Tax on deemed dividends	-	-	-	-	(7.4)	-	-	(7.4)
Reversal effect revaluation of property, plant and equipment under the predecessor basis accounting	-	-	-	-	-	-	(75.9)	(75.9)
At December 31, 2018 (restated)	4,089.2	777.3	(1,116.2)	(120.2)	19.6	156.1	(75,390.6)	(71,584.8)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(505.8)	-	-	-	-	-	-	(505.8)
Cash flow hedges	-	(132.2)	-	-	-	-	-	(132.2)
Actuarial gains/(losses)	-	-	(104.8)	-	-	-	-	(104.8)
Total Comprehensive income	(505.8)	(132.2)	(104.8)	-	-	-	-	(742.8)
Options granted on subsidiary	-	-	-	-	70.0	-	-	70.0
Gains/(losses) of controlling interest´s share	-	-	-	-	(0.5)	-	-	(0.5)
Tax on deemed dividends	-	-	-	-	(4.6)	-	-	(4.6)
Reversal effect revaluation of property, plant and equipment on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2019	3,583.4	645.1	(1,221.0)	(120.2)	84.5	156.1	(75,402.4)	(72,274.5)

(i) 2018 restated to reflect the impact of the adoption of IFRS 16 with full retrospective application (Note 3).

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

(iii) Of this amount, R$1,035.2 refers to renegotiation of shareholders’ agreement from Tenedora, as described in Note 1 (b).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

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

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (For additional information, see Note 27 – Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding to future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates obtained by Management. Accordingly, the Company recognizes on a monthly basis the results of these estimated actuarial gains and losses, based on the expectations presented in the independent actuarial report.

The actuarial gain of R$95.6 arising from the surplus reverted to the Sponsor (originating from Ambev Private Pension Institute) from the defined benefits plan was fully recorded under Actuarial gains and losses.

 (d.4) Options granted on subsidiary

As part of the shareholders’ agreement between Ambev and ELJ, an option to sell (“put”) was issued by Ambev in favor of E. León Jimenes, S.A. (“ELJ”), and an option to purchase (“call”) was issued by ELJ in favor of Ambev, which may result in the acquisition by Ambev of the remaining shares of Tenedora, for a value based on the EBITDA, discounted by the net debt from operations, with the put option being exercisable at any time. As disclosed in Note 1 – Corporate information, on January 18, 2018, the ELJ partially exercised its put option related to approximately 30% of the capital stock of Tenedora. Due to the partial exercise of the put option, the Company became the owner of approximately 85% of the equity Tenedora. Additionally, the change in the call option term from 2019 to 2022 was approved.

On December 31, 2019 the put option held by ELJ was valued at R$2,950.5 (R$2,449.3 on December 31, 2018), and the liability was categorized as “Level 3”, as per Note 27 (b), and in accordance with IFRS 3. The fair value was calculated using standard valuation techniques (present value of the principal amount and future interest rates, discounted at the market rate). The criteria used are based on market information and from reliable sources, and the fair value is revalued on an annual basis.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

As part of the agreement to acquire the shares of Sucos do Bem, an option to sell (“put”) the minority shareholders' participation was issued by Ambev in favor of the minority shareholder of Sucos do Bem and an option to purchase (“call”) such participation was issued in favor of Ambev. The option will be valued based on the gross revenue of its products and exercisable until 2020, with a few exceptions. As at December 31, 2019 the put option was valued at R$68.3 (R$136.0 as at December 31, 2018).

The changes to these options are presented in Note 27 – Financial instruments and risks.

(d.5) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of non-controlling interests and are related to the carrying amount of such non-controlling interest shall be recognized directly in controlling shareholders’ equity. The acquisition of the non-controlling interest related to Old Ambev, the abovementioned adjustment was recognized in Carrying value adjustments when applicable, due to the adoption of the predecessor basis of accounting.

(e) Earnings per share

Basic and diluted earnings per share of the stock option and deferred stock

The calculation of the basic earnings per share is based on the net income attributable to the equity holders of Ambev and the proportional weighted average number of shares outstanding during the year.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The diluted earnings per share of the stock option and deferred stock is based on the net income attributable to the equity holders of Ambev and the adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares, as follows:

Million shares	2019	2018	2017
	Common	Common	Common

Weighted average number of shares at December 31 (i)	15,727.5	15,718.1	15,705.8
Effect of shares options	141.5	138.3	132.2
Weighted average number of shares (diluted) at December 31	15,869.0	15,856.4	15,838.0

(i) Not including treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2019	2018	2017
	Common	Common	Common

Income attributable to the equity holders of Ambev	11,780.0	10,995.0	7,269.0
Weighted average number of shares (non diluted)	15,727.5	15,718.1	15,705.8
Basic EPS (i)	0.7490	0.6995	0.4628

Income attributable to the equity holders of Ambev	11,780.0	10,995.0	7,269.0
Weighted average numbers of shares (diluted)	15,869.0	15,856.4	15,838.1
Diluted EPS (i)	0.7423	0.6934	0.4590

(i) Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2019, the Company has made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made up to December 2019 were approved at the Board of Directors’ Meeting.

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

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

	2019	2018	2017
Net income, attributable to equity holders of Ambev	11,780.0	10,995.0	7,269.0
Prescribed/(complement) dividends	28.2	30.1	34.7
Reversal of the effects of the revaluation of property, plant and equipment on the predecessor basis of accounting	11.8	75.9	75.9
Impact of the adoption of IFRS 15 (i)	-	(355.4)	-
Effect of the application of IAS 29 (hyperinflation) (ii)	1,430.3	3,544.1	-
Retained earnings basis for dividends and destinations	13,250.3	14,289.7	7,379.6

Dividends and Interest on capital distributed and accrued to distribute based on net income for the year
Dividends and interest on capital paid based on profit	7,717.4	7,545.6	3,612.7
Dividends approved for distribution	-	-	1,099.7
Total dividends and interest on capital	7,717.4	7,545.6	4,712.4
Percentage of distributed profit	58%	53%	64%

Interest on capital distributed and accrued to distribute based on the investment reserve
Interest on capital paid based on the investment reserve	-	-	3,770.1
Total of Interest on capital	-	-	3,770.1

Total of distributed and accrued to distribute	7,717.4	7,545.6	8,482.5
Percentage of distributed profit	58%	53%	115%

(i)  Impact of the adoption of IFRS 15, recognized on the date of initial application (January 1, 2018), already reflected in the consolidated financial statements of December 31, 2018.

(ii) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

22.    INTEREST-BEARING LOANS AND BORROWINGS

	2019	2018 (restated)

Secured bank loans	284.5	434.7
Unsecured bank loans	212.6	212.3
Debentures and unsecured bond issues	106.6	104.7
Other unsecured loans	94.1	99.0
Lease liabilities	1,711.9	1,311.7
Non-current liabilities	2,409.7	2,162.4

Secured bank loans	176.7	1,404.8
Unsecured bank loans	0.1	86.6
Other unsecured loans	40.3	39.2
Lease liabilities	436.0	410.5
Current liabilities	653.1	1,941.1

Additional information regarding the exposure of the Company to the interest rate and foreign currency risk are disclosed in Note 27 – Financial instruments and risks.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

At December 31, 2019 and 2018 debts presented the following interest rates:

		2019			2018 (restated)
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in USD fixed rate	4.73%	10.9	8.1	4.40%	32.4	9.9
Debt denominated in US dollars floating rate	4.10%	95.1	0.2	3.59%	538.8	91.2
Debt denominated in CAD dollars floating rate	2.71%	0.5	-	2.43%	743.9	9.3
Debt denominated in CAD dollars fixed rate	3.50%	38.0	205.7	3.50%	25.2	120.4
Other latin american currency fixed rate	9.95%	34.3	313.6	10.02%	26.1	235.2
Reais denominated floating rate (TJLP and TR)	9.33%	10.0	161.8	9.08%	75.3	162.3
Reais debt - ICMS fixed rate	6.05%	40.4	86.0	5.79%	37.2	91.2
Reais debt - fixed rate	7.80%	423.9	1,634.3	10.00%	462.2	1,442.9
Total		653.1	2,409.7		1,941.1	2,162.4

Terms and debt repayment schedule – December 31, 2019

	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	461.2	577.8	197.6	72.2	68.9	87.9	151.1
Unsecured bank loans	212.7	215.0	21.7	179.3	14.0	-	-
Debentures and unsecured bond issues	106.6	141.7	15.9	125.9	-	-	-
Other Unsecured loans	134.5	261.9	56.2	48.4	42.2	13.8	101.4
Lease liabilities	2,147.9	2,766.6	572.2	615.9	466.6	447.6	664.3
	3,062.8	3,963.1	863.5	1,041.7	591.8	549.4	916.7

Terms and debt repayment schedule – December 31, 2018 (restated)

	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Secured bank loans	1,839.5	1,892.3	1,453.2	156.7	56.6	104.6	121.2
Unsecured bank loans	298.9	381.6	128.0	0.1	253.4	-	0.0
Debentures and unsecured bond issues	104.7	157.6	15.9	15.9	120.5	5.3	-
Other Unsecured loans	138.2	286.4	57.5	56.4	36.0	26.6	109.9
Lease liabilities	1,722.2	2,534.0	548.2	691.6	458.7	354.4	481.1
	4,103.5	5,251.9	2,202.9	920.6	925.2	491.0	712.2

Reconciliation of liabilities arising from financing activities

The tables below detail changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows was, or future cash flows will be classified in the company’s consolidated statement of cash flows from financing activities.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

	Current liabilities	Non-current liabilities
December 31, 2018 (restated)	1,941.1	2,162.4
Proceeds	782.8	163.3
Payments	(2,344.5)	(8.2)
Foreign exchange	28.6	12.8
Transfer between current and non-current	612.3	(612.3)
New lease agreements	92.4	806.5
Interest of lease	152.5	-
Payment of lease liabilities	(537.2)	-
Other movements	(74.9)	(114.8)
December 31, 2019	653.1	2,409.7

Contractual clauses (covenants)

As at December 31, 2019, the Company's loans had equal rights to payment without subordination clauses. Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), where collateral was provided in the form of assets acquired using the credit granted; other loans and financing contracted by the Company predict only personal guarantees as collateral, or are unsecured. Most loan contracts contain financial covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new real guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for in the Provisions).

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and/or its subsidiaries, or the rights of its creditors, and, in the event of any of the events provided in the clauses, the Company may be granted a grace period to resolve such defaults.

As of December 31, 2019, the Company was in compliance with all its contractual obligations for its loans and financings.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

23.    EMPLOYEE BENEFITS

The Company sponsors pension plans with defined benefit to employees in Brazil and subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada based on employees' salaries and length of service. The entities are governed by the local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

Defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor and are managed by administered pension funds. During 2019, the Company contributed R$29.7 (R$32.2 and R$18.9 during 2018 and 2017) to these funds, which were recorded as an expense. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2019 the net liability for defined benefit plans consists of the following:

	2019	2018	2017
Present value of funded obligations	(5,958.2)	(5,161.0)	(5,027.7)
Fair value of plan assets	4,582.4	4,059.6	4,006.2
Present value of net obligations	(1,375.8)	(1,101.4)	(1,021.5)
Present value of unfunded obligations	(886.8)	(790.9)	(757.4)
Present value of net obligations	(2,262.6)	(1,892.3)	(1,778.9)
Asset ceiling	(297.3)	(298.3)	(368.4)
Net liability	(2,559.9)	(2,190.6)	(2,147.3)
Other long term employee benefits	(88.3)	(88.7)	(105.0)
Total employee benefits	(2,648.2)	(2,279.3)	(2,252.3)
Employee benefits amount in the balance sheet:
Liabilities	(2,704.4)	(2,343.6)	(2,310.7)
Assets	56.2	64.3	58.4
Net liabilities	(2,648.2)	(2,279.3)	(2,252.3)

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The changes in the present value of the defined benefit obligations were as follows:

	2019	2018	2017
Defined benefit obligation at January 1 st	(5,951.9)	(5,785.1)	(5,333.4)
Acquisitions through shareholding exchange transaction	-	3.5	-
Service cost	(41.6)	(42.5)	(38.2)
Interest cost	(333.6)	(335.7)	(321.5)
Gains and (losses) on settlements or reductions in benefits	1.2	7.0	3.9
Contributions by plan participants	(4.3)	(4.4)	(4.1)
Actuarial gains and (losses) - geographical assumptions	0.5	9.9	77.3
Actuarial gains and (losses) - financial assumptions	(703.2)	(13.1)	(140.3)
Experience adjustment	119.0	106.4	(115.7)
Reclassifications	-	-	(7.5)
Effect of exchange rate fluctuations	(385.7)	(321.0)	(306.5)
Benefits paid	454.6	423.1	400.9
Defined benefit obligation at December, 31	(6,845.0)	(5,951.9)	(5,785.1)

The present value of funded obligations includes R$694.0 (R$677.9 in 2018 and R$762.0 in 2017) of two health care plans for which the benefits are provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and superior education courses, maintaining facilities for assisting and helping elderly people, among other things, through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follows:

	2019	2018	2017
Fair value of plan assets at January 1 st	4,059.6	4,006.2	3,845.2
Interest Income	257.5	267.8	273.3
Administrative costs	(4.1)	(3.8)	(3.4)
Expected return excluding interest income	272.6	(168.8)	(64.8)
Contributions by employer	226.8	213.3	183.2
Contributions by plan participants	4.5	4.7	4.5
Exchange diferences	221.1	170.6	166.8
Curtailments, settlements and others	(0.9)	(8.0)	-
Benefits paid excluding the costs of administration	(454.7)	(422.4)	(398.6)
Fair value of plan assets at December, 31	4,582.4	4,059.6	4,006.2

The real return on plan assets generated in 2019 was a gain of R$530.1 (gain of R$99.0 in 2018).

At December 31, 2019, the Company recorded R$56.2 (R$64.3 at December 31, 2018) up to the asset ceiling not exceeding the present value of future benefits.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2019	2018	2017
Asset ceiling impact at January 1 st	64.3	58.4	33.5
Acquisitions through shareholding exchange transactions	-	(4.9)	-
Interest income/(expenses)	6.9	4.2	2.8
Change in asset ceiling excluding amounts included in interest income/(expenses)	(9.6)	(0.6)	8.8
Effect of exchange rate fluctuations	1.9	7.2	0.9
Others	(7.3)	-	12.4
Asset ceiling impact at December 31	56.2	64.3	58.4

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2019	2018	2017
Current service costs	(41.6)	(42.5)	(38.2)
Administrative costs	(4.1)	(3.8)	(3.4)
(Gains) losses on settlements and curtailments	3.3	7.3	4.2
Income from operations	(42.4)	(39.0)	(37.4)
Financial costs	(105.3)	(103.0)	(101.3)
Total employee benefit expenses	(147.7)	(142.0)	(138.7)

The employee benefit revenue/(expenses) are included in the following line items in the income statement:

	2019	2018	2017
Other operating income/(expenses), net	(0.2)	-	-
Cost of sales	(26.5)	(19.2)	(22.3)
Sales and marketing expenses	(8.9)	(8.8)	(5.0)
Administrative expense	(6.8)	(11.0)	(10.1)
Financial expenses	(105.3)	(103.0)	(101.3)
	(147.7)	(142.0)	(138.7)

The assumptions used in the calculation of the obligations are as follows:

	2019 (i)	2018 (i)	2017 (i)
Discount rate	3.1% to 9.7%	3.9% to 9.6%	3.6% to 10.6%
Inflation	2.0% to 3.8%	2.0% to 4.0%	2.0% to 5.0%
Future salary increases	1.0% to 7.1%	1.0% to 7.1%	1.0% to 8.7%
Future pension increases	2.0% to 3.8%	2.0% to 4.0%	2.0% to 4.3%
Medical cost trend rate	4.5% to 7.4% p.a. reducing to 7.4%	4.5% to 7.9% p.a. reducing to 7.9%	4.5% to 7.9% p.a. reducing to 7.9%
Dental claims trend rate	3.8%	4.0%	4.3%

Life expectation for a male over 65 years old	83 to 87	83 to 87	83 to 87
Life expectation for a female over 65 years old	86 to 89	85 to 89	86 to 89

(i) Includes assumptions in  Brazil, Central America and Caribbean, Latin America – South and Canada.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Through its defined benefit pension plans and post-employment medical plans, the Company is exposed to a number of risks, the most significant of which are detailed below:

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

Life expectancy

Most of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

Investment strategy

In the case of funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (ALM) framework that has been developed to achieve long-term investments that are in line with the obligations under pension schemes. Within this framework, the Company’s ALM objective is to match the assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is:

		2019		2018		2017
In millions of Brazilian Reais	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical costs trend rate	100 bases points	(47.0)	40.2	(113.8)	98.0	(119.7)	102.3
Discount rate	50 bases points	211.9	(225.6)	295.8	(314.4)	289.7	(309.2)
Future salary increases	50 bases points	(5.4)	5.1	(24.2)	23.0	(12.9)	12.3
Longevity	One year	(129.5)	125.9	(177.8)	174.0	(180.6)	176.5

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and its effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plans assets at December 31, 2019, 2018 and 2017 consist of the following:

	2019			2018			2017
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	50%	-	50%	50%	-	50%	50%	-	50%
Corporate bonds	7%	-	7%	7%	-	7%	7%	-	7%
Equity instruments	13%	-	13%	13%	-	13%	14%	-	14%
Cash	1%	-	1%	1%	-	1%	-	-	-
Others	29%	-	29%	29%	-	29%	29%	-	29%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the anticipated share of the total investment portfolio.

Ambev expects to contribute approximately R$271.4 to its defined benefit plans in 2020.

24.    SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management from the Company and its subsidiaries to acquire (through of exercise of the stock option) or to receive shares of the Company. For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions about forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, depending on the case, can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share received by them in the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which are transferred to third parties, or the Company will only be allowed after the five-year period from the date of exercise of the options; and (II) Grant 2 -  the beneficiary may exercise the options after a five-year grace period, for a period of five years.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares of the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management, considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided into two separate lots – Lot A and Lot B, which will be delivered to the participants of the relevant program, subject to maturity periods of five and ten years, respectively.

The weighted average fair value of the options and assumptions used when applying the Company’s option pricing model of 2019, 2018 and 2017 grants are as follow:

In R$, except when otherwise indicated	2019	(i)	2018	(i)	2017	(i)

Fair value of options granted	4.50		5.62		6.51
Share price	17.66		18.04		19.80
Exercise price	17.66		18.04		19.80
Expected volatility	23.8%		26.2%		26.7%
Vesting year	5		5		5
Expected dividends	5%		5%		5%
Risk-free interest rate	7.8%	(ii)	9.6%	(ii)	10.1%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, in which the risk-free interest rate of ADRs are calculated in U.S. dollar.

The total number of outstanding options developed as follows:

Thousand options	2019	2018	2017

Options outstanding at January 1st	141,328	135,221	131,244
Options issued during the period	24,593	19,899	20,435
Options exercised during the period	(7,849)	(9,988)	(13,548)
Options forfeited during the period	(16,336)	(3,804)	(2,910)
Options outstanding at ended year	141,736	141,328	135,221

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The range of exercise prices of the outstanding options is from R$0.001 (R$0.001 as at December 31, 2018 and R$0.001 as at December 31, 2017) to R$34.37 (R$27.43 as at December 31, 2018 and R$26.09 as at December 31, 2017) and the weighted average remaining contractual life is approximately 6.33 years (6.27 years as at December 31, 2018 and 6.40 years as at December 31, 2017).

Of the 141,736 thousand outstanding options (141,328 thousand as at December 31, 2018), 46,640 thousand options were vested as at December 31, 2019 (55,538 thousand as at December 31, 2018).

The weighted average exercise price of the options is as follows:

In R$ per share	2019	2018	2017

Options outstanding at January 1 st	16.16	15.27	13.87
Options issued during the period	18.05	18.04	19.82
Options forfeited during the period	21.24	18.55	17.88
Options exercised during the period	9.07	7.47	5.81
Options outstanding at the end of the period	18.53	16.16	15.27
Options exercisable at the end of the period	19.12	2.25	3.78

For the options exercised during 2019, the weighted average share price as at the exercise date was R$18.68 (R$21.83 as at December 31, 2018).

To settle the exercised stock options, the Company may use treasury shares. The current limit of authorized capital is considered sufficient to meet all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted deferred stocks under the stock option plan (as at December 2018, 426,000 deferred stocks was granted related to the exercise of stock options granted in the previous years, and such shares were valued based on the share price of the trading session immediately prior to the stock option grant, representing a fair value of R$7.5).

During the period, the Company granted 11,838 thousand restricted shares under the Share-Based Plan (13,055 thousand as at December 31, 2018), which are valued based on the share price of the trading session immediately prior to the grant of shares, representing a fair value of approximately R$208.1 as at December 31, 2019 (R$239.1 as at December 31, 2018). Such restricted share units are subject to a grace period of five years counted from the date of the grant.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The total number of shares purchased or granted, as the case may be,  under the Stock Option Plan and Share-Based Plan by employees, the delivery of which will be performed in the future under certain conditions (deferred stock and restricted shares), as demonstrated below:

Thousand deferred shares	2019	2018	2017

Deferred shares outstanding at January 1st	12,308	16,300	19,260
New deferred shares during the period	208	426	794
Deferred shares granted during the period	(4,167)	(3,429)	(2,874)
Deferred shares forfeited during the period	(423)	(989)	(880)
Deferred shares outstanding at the end of the year	7,926	12,308	16,300

Thousand deferred shares	2019	2018	2017

Restricted shares outstanding at January 1st	12,656	-	-
New restricted shares during the period	11,838	13,055	-
Restricted shares granted during the period	-	(296)	-
Restricted shares forfeited during the period	(658)	(103)	-
Deferred shares outstanding at the end of the year	23,836	12,656	-

Additionally, certain employees and manager of the Company received options to acquire AB-Inbev shares, the compensation cost of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$219.2 in the year ended December 31, 2019 (R$162.7 and R$236.9 for the years ended December 31, 2018 and 2017, respectively), recorded as administrative expenses.

25.    TRADE PAYABLES

	2019	2018

Trade payables (i)	309.5	126.1
Non-current	309.5	126.1

Trade payables (i)	14,178.9	12,774.2
Related Parties (Note 31)	890.7	1,275.8
Current	15,069.6	14,050.0

Total	15,379.1	14,176.1

(i) The nominal contractual amounts, including interest are R$16,905.8 at December 31, 2019 (R$15,034.0 at December 31, 2018).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

26.    PROVISIONS

(a) Provision changes

	Balance as of December 31, 2018	Effect of changes in foreign exchange rates	Additions	Provisions used and reversed	Other movements (i)	Balance as of December 31, 2019

Provision for disputes and litigations
Taxes on sales	137.8	-	195.6	(151.1)	-	182.3
Income tax	169.3	1.2	181.8	(100.7)	(251.6)	-
Labor	118.2	(4.4)	193.1	(186.8)	-	120.1
Civil	54.9	(2.8)	66.0	(54.1)	-	64.0
Others	110.2	(18.5)	49.1	(34.9)	-	105.9
Total provision for disputes and litigations	590.4	(24.5)	685.6	(527.6)	(251.6)	472.3

Restructuring	8.8	0.8	-	(0.9)	-	8.7

Total provisions	599.2	(23.7)	685.6	(528.5)	(251.6)	481.0

(i) Refers to the adoption of IFRIC 23 - Uncertainty over Income Tax Treatments, as described in Note 3 - Summary of significant accounting policy.

(b)  Expected settlement

	Balance as of December 31, 2019	1 year or less	1-2 years	2-5 years	Over 5 years

Provision for disputes and litigations
Taxes on sales	182.3	41.7	130.1	2.5	8.0
Labor	120.1	27.3	41.0	29.6	22.2
Civil	64.0	11.4	42.8	5.1	4.7
Others	105.9	22.6	24.9	54.3	4.1
Total provision for disputes and litigations	472.3	103.0	238.8	91.5	39.0

Restructuring	8.7	7.0	-	1.7	-

Total provisions	481.0	110.0	238.8	93.2	39.0

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Income and sales taxes

In Brazil, the Company and its subsidiaries are involved in several administrative and judicial proceedings related to Income, ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, credits and judicial injunctions exempting the Company from the payment of tax.

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

The processes with possible probabilities are disclosed in Note 29 - Contingent liabilities.

27.    FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of business. The Company analyzes each of these risks both individually and as a whole to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy.

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The purpose of the policy is to provide guidelines for the management of financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The policy establishes that all the financial assets and liabilities in each country where Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most of the translation risks are not hedged. Any exceptions to the policy must be approved by the Board of Directors.

Derivative financial Instruments

Derivative financial instruments authorized by the Financial Risk Management Policy are futures contracts traded on exchanges, Full deliverable forwards, Non-deliverable forwards, Swaps and Options. At December 31, 2019, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative operations representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments – The highly probable forecast transactions contracted in order to minimize the Company's exposure to fluctuations in exchange rates and prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods when the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments – operations contracted with the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed for the identification of new exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

iii) Net investment hedge derivative instruments – transactions entered in order to minimize the exposure of exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the translation of the account balance. The effective portion of the hedge is allocated to equity, and the ineffective portion is recorded directly in the financial results.

The following tables summarize the exposure of the Company identified and protected in accordance with the Company's Risk Policy. The following classifications have been applied:

Operational Hedges: Refers to the exposure arising from the core business of Ambev, such as purchases of inputs, purchases of fixed assets and service contracts linked to foreign currency, which are protected using derivatives.

Financial Hedge: Refers to the exposure arising from cash and financing activities, such as foreign currency cash and foreign currency debt, which is protected t using derivatives.

Investment Hedges Abroad: Refers mainly to exposure arising from cash held in foreign currency in foreign subsidiaries, whose functional currency is different from the consolidation currency.

Investment Hedge: Put option granted on subsidiary as detailed in Note 21 (d.4) the Company constituted a liability related to the acquisition of a Non-controlling interest in the Dominican Republic operations. This financial instrument is denominated in Dominican Pesos and is recorded in a Company whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for part of its net assets located in the Dominican Republic, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the results of the hedged item.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						2019
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,823.8)	11,630.3	122.2	(266.4)	(1,147.1)	873.5	652.9
	Commodity	(2,293.5)	2,100.0	36.8	(74.8)	(57.5)	(197.1)	(108.3)
	American Dollar	(9,192.4)	9,192.4	44.3	(188.6)	(1,085.4)	1,132.8	795.5
	Euro	(177.6)	177.6	-	(3.0)	(3.3)	(4.3)	(8.8)
	Mexican Pesos	(160.3)	160.3	41.1	-	(0.9)	(57.9)	(25.5)

Fixed Assets		(816.9)	816.9	11.4	(53.8)	(279.9)	202.4	199.9
	American Dollar	(816.9)	816.9	11.4	(53.8)	(279.9)	202.4	199.9

Expenses		(262.1)	262.1	2.2	(17.3)	(5.6)	4.8	2.7
	American Dollar	(262.1)	262.1	2.2	(17.3)	(5.6)	5.0	2.8
	Rupee	-	-	-	-	-	(0.2)	(0.1)

Cash		-	-	-	-	(0.1)	-	-
	Interest rate	-	-	-	-	(0.1)	-	-

Debts		(362.7)	-	-	-	5.9	-	-
	American Dollar	(114.3)	-	-	-	0.6	-	-
	Interest rate	(248.4)	-	-	-	5.3	-	-

Equity Instrument		(1,873.4)	1,057.8	37.5	(17.9)	161.1	-	-
	Stock Exchange Prices	(1,873.4)	1,057.8	37.5	(17.9)	161.1	-	-

Foreign Investments		-	-	-	-	-	(28.5)	28.5
	American Dollar	-	-	-	-	-	(28.5)	28.5
As at December 31, 2019		(15,138.9)	13,767.1	173.3	(355.4)	(1,265.7)	1,052.2	884.0

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

						2018
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,793.2)	11,607.3	184.4	(394.2)	(784.4)	1,182.8	1,733.6
	Commodity	(2,597.0)	2,411.1	14.9	(270.6)	(104.1)	78.4	(160.0)
	American Dollar	(8,774.3)	8,774.3	128.4	(119.9)	(681.5)	1,080.7	1,796.0
	Euro	(152.4)	152.4	2.2	(1.0)	(3.0)	4.6	2.8
	Mexican Pesos	(269.5)	269.5	38.9	(2.7)	4.2	19.1	94.8

Fixed Assets		(890.0)	890.0	23.7	(29.3)	21.9	-	-
	American Dollar	(890.0)	890.0	23.7	(29.1)	19.3	-	-
	Euro	-	-	-	(0.2)	2.6	-	-

Expenses		(314.0)	314.0	11.4	(14.2)	(0.4)	17.7	(0.6)
	American Dollar	(311.8)	311.8	11.4	(14.2)	(0.8)	18.5	-
	Rupee	(2.2)	2.2	-	-	0.4	(0.8)	(0.6)

Cash		(15.0)	15.0	0.4	-	(347.4)	-	-
	American Dollar	-	-	0.3	-	(347.3)	-	-
	Interest rate	(15.0)	15.0	0.1	-	(0.1)	-	-

Debts		(1,010.6)	338.2	34.9	(1.1)	89.6	-	-
	American Dollar	(672.4)	-	-	-	73.2	-	-
	Interest rate	(338.2)	338.2	34.9	(1.1)	16.4	-	-

Equity Instrument		(1,535.4)	1,108.4	0.1	(243.0)	(378.2)	-	-
	Stock Exchange Prices	(1,535.4)	1,108.4	0.1	(243.0)	(378.2)	-	-

Foreign Investments		-	-	-	-	4.3	(57.0)	7.4
	American Dollar	-	-	-	-	4.3	(57.0)	7.4
As at December 31, 2018		(15,558.2)	14,272.9	254.9	(681.8)	(1,394.6)	1,143.5	1,740.4

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

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

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which historically have experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to commodity price volatility of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, and this strategy is reviewed periodically.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The table below demonstrates the Company’s exposure related to debts, before and after interest rates hedging strategy. In 2019, the Company is not applying hedge for exposure described below:

	2019
	Risk
	Interest rate	Amount
Brazilian Real	9.3%	171.8
American Dollar	4.1%	95.3
Canadian Dollar	2.7%	0.5
Interest rate post fixed		267.6

Brazilian Real	10.4%	2,006.7
Dominican Peso	10.0%	209.7
American Dollar	4.7%	19.1
Guatemala´s Quetzal	6.3%	12.0
Canadian Dollar	3.5%	243.7
Others	9.2%	126.3
Interest rate pre-set		2,617.5

	2018 (restated)
	Pre - Hedge		Post - Hedge
	Interest rate	Amount	Interest rate	Amount
Brazilian Real	9.1%	237.6	6.8%	516.0
American Dollar	3.6%	630.0	3.6%	630.0
Canadian Dollar	2.8%	752.6	2.8%	752.6
Interest rate post fixed		1,620.2		1,898.6

Brazilian Real	9.7%	2,034.5	10.1%	1,756.1
Dominican Peso	9.4%	217.4	9.4%	217.4
American Dollar	4.4%	42.3	4.4%	42.3
Guatemala´s Quetzal	7.8%	11.5	7.8%	11.5
Canadian Dollar	3.5%	145.5	3.5%	145.5
Other Latin American currencies	10.2%	32.1	10.2%	32.1
Interest rate pre-set		2,483.3		2,204.9

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities, through derivative financial instruments. In this context, the Company has identified the main risk factors that may generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 – Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”). The VaR is a statistical measure developed through estimates of standard deviation and correlation between the returns of several risk factors. This model results in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days after December 31, 2019 for the calculation, which are presented in the model.

2 – Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2019.

3 – Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2019.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease on commodities price	(38.0)	(86.5)	(563.0)	(1,088.0)
Input purchase		38.0	92.1	611.4	1,184.7
Foreign exchange hedge	Foreign currency decrease	(106.2)	(200.9)	(2,488.7)	(4,871.3)
Input purchase		106.2	200.9	2,488.7	4,871.3
Costs effects		-	5.6	48.4	96.7

Foreign exchange hedge	Foreign currency decrease	(42.4)	(62.2)	(246.6)	(450.8)
Capex Purchase		42.4	62.2	246.6	450.8
Fixed assets effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(15.1)	(21.7)	(80.6)	(146.1)
Expenses		15.1	21.7	80.6	146.1
Expenses effects		-	-	-	-

Cash	Foreign currency decrease	-	0.7	28.6	57.2
Interest expenses	Increase in interest rate	-	1.6	15.2	28.6
Debt effects		-	2.3	43.8	85.8

Equity Instrument Hedge	Stock Exchange Price decrease	19.6	(17.6)	(244.8)	(509.3)
Expenses		(19.6)	43.6	448.7	917.1
Equity effects		-	26.0	203.9	407.8
		-	33.9	296.1	590.3

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

As of December 31, 2019 the Notional and Fair Value amounts per instrument and maturity were as follows:

		Notional Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		11,588.7	41.6	-	-	-	11,630.3
	Commodity	2,058.4	41.6	-	-	-	2,100.0
	American Dollar	9,192.4	-	-	-	-	9,192.4
	Euro	177.6	-	-	-	-	177.6
	Mexican Peso	160.3	-	-	-	-	160.3

Fixed asset		816.9	-	-	-	-	816.9
	American Dollar	816.9	-	-	-	-	816.9

Expenses		262.1	-	-	-	-	262.1
	American Dollar	262.1	-	-	-	-	262.1

Equity Instrument		1,057.8	-	-	-	-	1,057.8
	Stock prices	1,057.8	-	-	-	-	1,057.8
		13,725.5	41.6	-	-	-	13,767.1

		Fair Value
Exposure	Risk	2020	2021	2022	2023	>2023	Total

Cost		(145.3)	1.1	-	-	-	(144.2)
	Commodity	(39.1)	1.1	-	-	-	(38.0)
	American Dollar	(144.3)	-	-	-	-	(144.3)
	Euro	(3.0)	-	-	-	-	(3.0)
	Mexican Peso	41.1	-	-	-	-	41.1

Fixed asset		(42.4)	-	-	-	-	(42.4)
	American Dollar	(42.4)	-	-	-	-	(42.4)

Expenses		(15.1)	-	-	-	-	(15.1)
	American Dollar	(15.1)	-	-	-	-	(15.1)

Equity Instrument		19.6	-	-	-	-	19.6
	Stock prices	19.6	-	-	-	-	19.6
		(183.2)	1.1	-	-	-	(182.1)

  II.    Credit Risk

Concentration of counterparty credit risk

A substantial part of the Company’s sales is made to distributors, supermarkets and retailers, within a broad distribution network. Credit risk is reduced because of the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not experienced significant losses on receivables from customers.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Concentration of credit risk on counterpart

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as the Company’s counterparty is set forth in the Credit Risk Policy, which also establishes maximum limits of exposure to each counterparty based on each counterparty's risk rating and capitalization.

In order to minimize the credit risk on significant derivative transactions with its counterparties, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a certain percentage of its notional value (generally between 10% and 15%), the debtor must settle the difference in favor of the creditor.

As of December 31, 2019, the Company held its main short-term investments with the following financial institutions: Banco do Brasil, Bradesco, Bank Mendes Gans, BNP Paribas, Caixa Econômica Federal, Citibank, Itaú, JP Morgan Chase, Santander, ScotiaBank and Toronto Dominion Bank. The Company had derivative agreements with the following financial institutions: Banco Bisa, Banco Galícia, BBVA, Barclays, BNB, BNP Paribas, Bradesco, Citibank, Deutsche Bank, Itaú, Goldman Sachs, JP Morgan Chase, Macquarie, Merrill Lynch, Morgan Stanley, Santander, Standard Bank, ScotiaBank and TD Securities.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at December 31, 2019. There was no concentration of credit risk on any counterparty as at December 31, 2019.

III.    Liquidity Risk

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with the derivative financial instruments and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

IV.    Equity price risk

Through the equity swap transactions approved on December 20, 2018, May 15, 2019 and December 19, 2019 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive the price variation related to its shares traded on the stock exchange, or on its ADRs, neutralizing the possible effects of the stock price fluctuations in view of the share-based payment of the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore designated to any hedge.

In December 2019, an exposure equivalent to R$1.9 billion (R$1.5 billion as of December 31, 2018) in AmBev’s shares (or ADRs) was partially hedged, resulting in a gain in the income statement of R$161.1 (a loss in the income statement of R$378.2 as at December 31, 2018).

  V.    Capital management

Ambev is continuously optimizing its capital structure targeting to maximize shareholder value, while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements that apply to the Company’s subsidiaries in different countries, Ambev is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied for the financial statements.

Financial instruments

(a) Financial instruments categories

Management of the financial instruments held by the Company is affected through operational strategies and internal controls to assure liquidity, profitability and transaction security. Financial instruments transactions are regularly reviewed for the effectiveness of the risk exposure that management intends to cover (foreign exchange, interest rate, etc.).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The table below shows all financial instruments recognized in the financial statements, segregated by category:

	2019
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,644.7	8,256.0	-	11,900.7
Trade receivables excluding prepaid expenses	-	6,456.7	-	6,456.7
Investment securities	-	163.6	14.6	178.2
Financial instruments derivatives	-	-	37.6	37.6
Derivatives hedge	-	-	135.7	135.7
Total	3,644.7	14,876.3	187.9	18,708.9

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	16,962.9	3,092.2	20,055.1
Financial instruments derivatives	-	-	17.9	17.9
Derivatives hedge	-	-	337.5	337.5
Interest-bearning loans and borrowings	-	3,062.8	-	3,062.8
Total	-	20,025.7	3,447.6	23,473.3

	2018 (restated)
	Fair value through other comprehensive income	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents	3,778.4	7,685.1	-	11,463.5
Trade receivables excluding prepaid expenses	-	6,874.3	-	6,874.3
Investment securities	-	147.3	13.4	160.7
Financial instruments derivatives	-	-	34.1	34.1
Derivatives hedge	-	-	220.8	220.8
Total	3,778.4	14,706.7	268.3	18,753.4

Financial liabilities
Trade payables and put option granted on subsidiary and other liabilities	-	15,535.6	2,669.5	18,205.1
Financial instruments derivatives	-	-	243.4	243.4
Derivatives hedge	-	-	438.4	438.4
Interest-bearning loans and borrowings	-	4,103.6	-	4,103.6
Total	-	19,639.2	3,351.3	22,990.5

(b) Classification of financial instruments by type of fair value measurement

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access as at the valuation date;

Level 2 – inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 –inputs which are not observable for the asset or liability.

	2019				2018

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through other comprehensive income	3,644.7	-	-	3,644.7	3,778.4	-	-	3,778.4
Financial asset at fair value through profit or loss	14.6	-	-	14.6	13.4	-	-	13.4
Derivatives assets at fair value through profit or loss	-	37.6	-	37.6	0.1	34.0	-	34.1
Derivatives - operational hedge	25.1	110.6	-	135.7	1.6	219.2	-	220.8
	3,684.4	148.2	-	3,832.6	3,793.5	253.2	-	4,046.7
Financial liabilities
Financial liabilities at fair value through profit and loss (i)	-	-	3,092.2	3,092.2	-	-	2,669.5	2,669.5
Derivatives liabilities at fair value through profit or loss	-	17.9	-	17.9	0.5	242.9	-	243.4
Derivatives - operational hedge	43.2	294.3	-	337.5	36.6	401.8	-	438.4
	43.2	312.2	3,092.2	3,447.6	37.1	644.7	2,669.5	3,351.3

(i) Refers to the put option granted on subsidiary as described in Note 21 d(4).

Reconciliation of changes in the categorization of Level 3

Financial liabilities at December 31, 2018 (i)	2,669.5
Acquisition of investments	(24.9)
Total gains and losses in the year	447.6
Losses/(gains) recognized in net income	542.3
Losses/(gains) recognized in equity	(94.7)
Financial liabilities at December 31, 2019	3,092.2

(i) The liability was recorded under “Trade payables and put option granted on subsidiary and other liabilities” on the balance sheet.

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The financial instruments recorded at amortized cost are similar to the fair value and are not of sufficient materiality to require disclosure.

Calculation of fair value of derivatives

The Company measures derivative financial instruments by calculating their present value, using market curves that impact the instrument as at the computation dates. In the case of swaps, both the asset and the liability positions are estimated independently and brought to present value, where the difference between the results of the asset and liability amounts generates the swaps market value. For the traded derivative financial instruments, the fair value is calculated according to the adjusted exchange-listed price.

Margins given in guarantee

In order to comply with the guarantee requirements of the derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at December 31, 2019 the Company held R$816.9 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$653.8 as at December 31, 2018).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements by the net or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled by their amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

28.    COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHER

	2019	2018

Collateral given for the Company’s own liabilities	817.0	653.8
Other commitments	1,245.2	1,338.9
	2,062.2	1,992.7

Commitments to suppliers	15,877.3	12,078.6
	15,877.3	12,078.6

The collateral provided for liabilities totaled approximately R$2,062.2 as at December 31, 2019 (R$1,992.7 as at December 31, 2018), including R$693.3 (R$574.7 as at December 31, 2018) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To meet the guarantees required for derivative exchanges and/or counterparties contracted in certain derivative financial instrument transactions, Ambev maintained as at December 31, 2019, R$816.9 (R$653.8 as at December 31, 2018) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 27 – Financial instruments and risks).

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at December 31, 2019 and 2018 are as follows:

	2019	2018

Less than 1 year	9,300.5	4,827.0
Between 1 and 2 years	3,861.9	2,932.4
More than 2 years	2,714.9	4,319.2
	15,877.3	12,078.6

29.    CONTINGENT LIABILITIES

The Company has contingent liabilities related to lawsuits arising in the normal course of its business. Due to their nature, such legal proceedings involve certain uncertainties including, but not limited to, court and tribunal rulings, negotiations between affected parties and governmental actions, and therefore the Company’s management cannot estimate the likely timing of the resolution of these matters at this stage.

Contingent liabilities probable are fully recorded as liabilities (Note 26 – Provisions).

Additionally, the Company has lawsuits related to tax, civil and labor for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follow:

	2019	2018

Income tax and social contribution	43,453.0	37,867.4
Value-added and excise taxes	22,226.3	23,891.4
PIS and COFINS	3,066.8	4,386.3
Labor	353.3	353.4
Civil	388.7	4,385.7
Others	1,036.0	1,171.3
	70,524.1	72,055.5

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Principal lawsuits with a likelihood of possible loss

Brazilian Federal Taxes

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. The decision rendered by the Lower Administrative Court was partially favorable to Ambev. Ambev filed a judicial proceeding to discuss the unfavorable portion of the decision and requested an injunction which was granted to Ambev to suspend enforceability. Regarding the portion of the decision subject to review at the administrative level, in August 2019 the Upper Administrative House rendered a partially favorable decision to Ambev. Ambev is awaiting the issuance of these decisions and will file the applicable appeals.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. In March 2017, Ambev was notified of a partially favorable first level administrative decision and filed an appeal to the Lower Administrative Court. In May 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev filed a special appeal for analysis of the case by the Upper Administrative House. In November 2019, the special appeal was partially admitted by the Upper Administrative House and Ambev filed an appeal related to the portion that was not admitted.

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$10.1 billion (R$9.3 billion as of 31 December 2018). Ambev has not recorded any provisions for this matter as is classified as possible losses. In the event Ambev is required to pay these amounts, AB-Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable and Ambev filed an appeal to the Lower Administrative Court against the decision. In November 2018, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev submitted counterarguments responding to the special appeal filed by the tax authorities and, regarding the unfavorable part of the decision, filed a special appeal to the Administrative Upper House. In December 2019, the special appeal was partially admitted by the Administrative Upper House and Ambev filed an appeal related to the portion that was not admitted.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the First Administrative Court rendered unfavorable decisions to Ambev. As a result Ambev appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions.   Ambev is awaiting the results of the remaining decisions in order to file the applicable appeals.

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$2.2 billion (R$2.1 billion as of December 31, 2018). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev is awaiting the issuance of the decision in order to file the applicable appeals.

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$1.1 billion (R$1.1 billion as of December 31, 2018). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Foreign earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$7.2 billion (R$7.7 billion at December 31, 2018) and Ambev has not recorded any provisions in connection therewith as is classified as possible losses. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of R$52.2 million (R$45.8 million at December 31, 2018).

Tax Loss Offset

Ambev and some subsidiaries received several assessments from the Brazilian federal tax authorities relating to the offset of tax losses carry forward in the context of business combinations. In February 2016, the Administrative Upper House ruled unfavorably to Ambev in two cases. Ambev filed judicial proceedings to discuss the matter. In September 2016, Ambev received a favorable first level decision in one of the judicial claims, and in March 2017, an unfavorable first-level decision in the other case. Both cases are now awaiting analysis by the second-level judicial court. The other cases are being challenged at the administrative level and are still awaiting final decisions.

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$548.9 million (R$533.3 million at December 31, 2018). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance of Expenses and Deductibility of Losses

In 2015 and 2016, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. This decision will be reexamined by the Lower Administrative Court. The 2015 case is still pending decision by the first-level administrative court.

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$4.8 billion (R$4.6 billion as of December 31, 2018). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative level. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev regarding the assessment from 2010 in the amount of approximately R$0.2 billion, which became definitive. In January 2020, regarding four of these assessments (from 2015 and 2016), in the amount of approximately R$3.6 billion, the Lower Administrative Court rendered unfavorable decisions. Ambev is awaiting formal notification of the decision to file the applicable appeals. The other cases are still waiting final decisions.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$10.1 billion (R$9.5 billion as of December 31, 2018). Ambev has not recorded any provisions for this matter as is classified as possible losses.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received a tax assessment regarding the use of the “presumed profit” method for the calculation of income tax and the social contribution on net profits instead of the “real profit” method. In September 2017, Arosuco received an unfavorable first level administrative decision and filed an appeal. In January 2019, the Lower Administrative Court rendered a favorable decision to Arosuco, which became definitive.

In March 2019, Ambev received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal.

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$506.9 million (R$645.1 million as at December 31, 2018). Arosuco has not recorded any provisions for this matter as is classified as possible losses.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The questions refer primarily to the accounting effects of the corporate restructuring carried out by the Company in 2013 and its impacts on the increase in the deductibility of IOC expenses. Ambev filed an administrative defense and is awaiting a decision.

The Company distributed IOC in the years following the assessed period. Accordingly, if the IOC deductibility is also questioned in the future, on the same basis as the aforementioned tax assessment notice, the Company estimates that the conclusion of the discussion is similar to the present case, and therefore maintained the effect of the deductibility of IOC expenses at your effective income tax rate.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as of 31 December 2019 is approximately R$3.9 billion. Ambev has not recorded any provisions for this matter as is classified as possible losses.

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has been receiving tax assessments issued by the Brazilian Federal Tax Authorities relating to amounts allegedly due under Integration Program / Social Security Financing (PIS/COFINS) over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, Ambev received final favorable decisions at the administrative level in some of the pending cases and others favorable decisions that are still subject to review. At the judicial level, the case is still in the initial stage.

Ambev management estimates the possible losses related to these assessments to be approximately R$2.3 billion (R$4.0 billion as at December 31, 2018) as of 31 December 2019. No related provision has been made.

ICMS and IPI

ICMS tax war

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

Ambev’s management estimates the possible losses related to these assessments to be approximately R$2 billion (R$2.1 billion as of December 31, 2018) as of 31 December 2019 and have not recorded any provisions in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Ambev management estimates the amount related to this issue to be approximately R$7.7 billion (R$7.7 billion as of 31 December 2018) as of 31 December 2019, classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$8.3 million (R$7.8 million as of December 31, 2018)  in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

ICMS – PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. There are other assessments related to PRODEPE.

Ambev management estimates the possible losses related to this issue to be approximately R$ 591.9 million Brazilian Real (R$603.5 million as of 31 December 2018) as of 31 December 2019. Ambev has recorded a provision in the total amount of R$4.9 million (R$2.9 million as of  December 2018) in relation to one proceeding where it considers the chances of loss to be partially probable.

Manaus Free Trade Zone – IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions. With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts allegedly due under social contribution over Arosuco’s remittance.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592,891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF.

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.2 billion (R$4.9 billion at December 31, 2018) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax, allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels.

Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion (R$1.6 billion in December 2018) as of 31 December 2019. Ambev has not recorded any provision in connection with these assessments.

ICMS – AM

Ambev has also received tax assessments by the state of Amazonas to charge alleged differences in ICMS due to questions about the calculation basis applied in sales transactions by Ambev to its subsidiaries. The cases are being challenged at the administrative court.

Ambev’s management estimates the possible losses related to these assessments to be approximately R$499 million (R$479 million in December 2018) as of 31 December 2019 and has not recorded any provisions in connection therewith.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Contingent assets

In accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, the contingent assets are not recognized in consolidated financial statements, except when realization of income is virtually certain.

The Company and its subsidiaries are demanding the refund of the PIS and COFINS paid including the ICMS and/or ICMS-ST in their taxable basis for the period from 1990 onwards. Considering the different taxation systems applicable to the cold drinks sector, as well as due to corporate reorganizations occurred over the years, the Company and its subsidiaries have several lawsuits claiming such refund. For the period until 2009, as well as for the period in which the special regime for cold drinks was in place – i.e. from January 2009 to April 2015 (article 58-J of Law 10,833, of 2003, also known as REFRI) – the amounts involved in the refund requests are still being calculated. For the period after the termination of the special regime for cold drinks (currently in place), the Company estimates that the contingent asset related to the matter is R$1.8 billion.

In September 2019, the Company obtained a final favorable decision and recognized the right from Companhia Antarctica Paulista (incorporated by Ambev S.A.) to exclude the ICMS from the COFINS taxable base in the period from March 2000 to May 2005, reason why it recognizing a recoverable tax of approximately R$0.6 billion.

30.    NON-CASH ITEMS

	2019	2018	2017
Acquisition of investments payables	20.0	-	-
Cash financing cost other than interests	(2.1)	(142.2)	42.3
PERT 2017	-	-	199.7
Fair value of option granted on a subsidiary	(274.3)	(166.8)	221.8
Shareholding exchange transactions	-	36.5	-
Effect of application of IAS 29 (hyperinflation)	339.2	32.9	-
Others	-	0.8	-

31.    RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on transactions with related parties.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Management is prohibited from interfering in any transaction in which a conflict exists, even in theory, with the Company’s interests. It is also not permitted to interfere in decisions of any other management member, requiring documentation in the Minutes of Meeting of the Board any decision to abstain from the specific deliberations.

The Company’s guidelines with related parties follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These are clearly disclosed in the financial statements as formalized in the written contracts.

Transactions with management members:

In addition to short-term benefits (primarily salaries), management members are entitled to participate in Stock Option Plan and Share-Based Payments Plan (Note 24 – Share-based payments).

Total expenses related to the Company’s management members are as follows:

	2019	2018	2017

Short-term benefits (i)	31.2	24.1	33.4
Share-based payments (ii)	41.2	30.8	38.9
Total key management remuneration	72.4	54.9	72.3

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

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

The Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficiência (“Fundação Zerrenner) is one of Ambev’s shareholders, and at December 31, 2019 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retirees, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, through direct initiatives or through financial assistance agreements with other entities. On December 31, 2019 and December 31, 2018, actuarial obligations related to the benefits provided directly by Fundação Zerrenner are fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the amounts of economic benefit available to the Company, arising from reimbursements or from a reduction in future contributions.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The expenses incurred by Fundação Zerrenner in providing these benefits totaled R$259.6 (R$273.2 as at December 31, 2018), of which R$229.6 and R$30.0 were related to active employees and retirees respectively (R$238.4 and R$34.8 as at December 31, 2018 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$85.0 maturing on May 31, 2020 that can be extended for a further year.

c) Leasing – Ambev. head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner at an annual amount of R$3.3, maturing on January, 2020.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements of Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under license to ABI in Brazil and Canada and, by means of a license granted to ABI, it also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded was R$1.8 as at December 31, 2019 (R$2.0 as at December 31, 2018 and R$2.8 as at December 31, 2017) and R$456.9 (R$431.6 as at December 31, 2018 and R$369.1 as at December 31, 2017) as licensing income and expense, respectively.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America and Canada.

Transactions with related parties

				2019
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	24.8	-	(46.7)	-
AB Procurement	1.1	-	(0.2)	-
AB Services	15.5	-	(2.0)	-
AB USA	38.8	4.5	(180.9)	-
Bavaria	0.6	-	(64.0)	-
Cervecería Modelo	16.1	-	(223.1)	-
Inbev	0.7	64.5	(23.8)	-
ITW International	-	-	(223.7)	(108.9)
Panamá Holding	27.2	0.2	(0.2)	-
Others	18.7	0.8	(126.1)	-
	143.5	70.0	(890.7)	(108.9)

				2018
Current	Trade receivables (i)	Other Trade receivables (i)	Trade payables (i)	Other Trade payables (i)
AB InBev	16.4	-	(19.7)	-
AB Procurement	1.1	-	-	-
AB Services	43.7	-	(1.7)	-
AB USA	27.8	3.9	(265.2)	-
Cervecería Modelo	135.1	-	(583.8)	-
Inbev	0.6	45.6	(14.3)	-
ITW International	-	-	(248.9)	(66.5)
Panamá Holding	41.1	-	(15.8)	-
Others	28.7	0.5	(126.5)	-
	294.5	50.0	(1,275.9)	(66.5)

 (i) The amount represents the trade operations (purchase and sale) and the reimbursement between the companies of the group.

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

The tables below represent the transactions with related parties, recognized in the income statement:

	2019
Company	Sales and others	Service fees / Reimbursement of expenses and others	Buying and others	Service fees / Reimbursement of expenses and others	Net finance cost
AB Package	-	-	(74.6)	-	-
AB USA	52.2	-	(802.3)	(2.6)	-
Cervecería Modelo	0.1	-	(1,023.9)	(2.1)	-
Inbev	-	-	(159.3)	-	-
ITW International	-	-	-	-	(41.5)
Others	4.7	0.4	(334.2)	(17.0)	-
	57.0	0.4	(2,394.3)	(21.7)	(41.5)

	2018
Company	Sales and others	Service fees / Reimbursement of expenses and others	Buying and others	Service fees / Reimbursement of expenses and others	Net finance cost
AB Procurement	17.0	-	-	-	-
AB USA	49.1	-	(739.2)	(2.3)	-
Ambev Peru	0.1	-	-	-	-
Cervecería Modelo	0.2	-	(1,009.9)	(5.8)	-
Inbev	0.1	-	(107.1)	-	-
Others	19.3	0.2	(153.5)	(22.7)	(8.0)
	85.8	0.2	(2,009.7)	(30.8)	(8.0)

	2017
Company	Sales and others	Service fees / Reimbursement of expenses and others	Buying and others	Service fees / Reimbursement of expenses and others	Net finance cost
AB Procurement	20.8	-	(5.8)	-	-
AB USA	44.0	-	(542.8)	(1.9)	-
Ambev Peru	1.5	-	(8.6)	-	-
Cervecería Modelo	0.4	-	(792.6)	(2.3)	-
Inbev	-	-	(73.6)	-	-
Others	9.4	0.2	(105.5)	(23.0)	(16.8)
	76.1	0.2	(1,528.9)	(27.2)	(16.8)

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

List of the companies used in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)

32.    GROUP COMPANIES

List of most important fully consolidated companies:

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G Charcas 5160 – Buenos Aires	99.75%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85.67%

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Consolidating

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100.00%
CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula – Jaguariúna – SP	100.00%

CERVEJARIA Z.X. S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula – Jaguariúna - SP	100.00%

Canada
LABATT BREWING COMPANY LTD. 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

Chile
CERVECERIA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Comuna de Quilicura - Santiago	100.00%

Spain
JALUA SPAIN, S.L. Juan Vara Terán, 14 – Ilhas Canárias	100.00%

Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Senningerberg	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO S.A. KM 122 Ruta al Atlantico – C.P 01012 Teculutan, Zacapa	50.00%

Paraguay
CERVECERIA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87.36%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	84.71%

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100.00%

CERVECERIA Y MALTERIA PAYSANDU S.A. Cesar Cortinas, 2.037 - Montevideo	99.93%

MONTHIERS S.A. Cesar Cortinas, 2.037 - Montevideo	100.00%

Panama
Cervecería Nacional S. de R.L. Planta Pasadena, vía Ricardo J Alfaro y Simón Bolívar, ciudad de Panamá, Rep. De Panamá	100.00%

AMBEV S.A.

Notes to the consolidated financial statements

For the year ended December 31, 2019

All amounts in millions of Brazilian Reais unless otherwise stated

33.    INSURANCE

The Company has a program of risk management in order to hire coverage compatible with its size and operation. Coverage was contracted for amounts considered sufficient by management to cover possible losses, considering the nature of its activity, the risks involved in their operations and the orientation of its insurance advisors.

34.    EVENTS AFTER THE REPORTING PERIOD

In January 2020, Arosuco, a subsidiary of the Company, received a tax assessment from the Federal Revenue Service of Brazil regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14 / 2001. In this context, an administrative challenge was presented within the legal term and the judgment will be awaited by the Regional Judgment Office of the Federal Revenue Service of Brazil. The updated amount related to this uncertain tax position as of 31 January 2020 is approximately R$2.4 billion. Ambev has not recorded any provisions for this matter as is classified as possible losses.

As mentioned in Note 29 - Contingent liabilities, regarding the discussion related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries, in January 2020, the Lower Administrative Court (“CARF”) rendered unfavorable decisions in four of these assessments, from 2015 and 2016, in the amount of approximately R$3.6 billion. Ambev is awaiting formal notification of the decisions to file the applicable appeals. The Company, supported by the opinion of its internal and external lawyers, maintains the classification of the probability of loss related to these cases as possible.

Also, as mentioned in Note 29 - Contingent liabilities, regarding the discussion related to the goodwill amortization resulting from the merger of CND Holdings into Ambev, in February 2020, the Lower Administrative Court (“CARF”) rendered a partially favorable decision. Ambev is awaiting the issuance of the decision in order to file the applicable appeals.