Form 20-F
period 2020-12-31
AMBEV S.A.
filed 2021-03-22
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2020

Commission file number: 001-36165

AMBEV S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 3rd floor
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)
Lucas Machado Lira, Chief Financial and Investor Relations Officer
Address: Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil
Telephone No.: +55 (11) 2122-1200
e-mail: ri@ambev.com.br
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

15,734,914,780 common shares, without par value

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.

Yes ☒ No ☐

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2020 and 2019 and for the three years ended December 31, 2020, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

PIS and COFINS Recovery - exclusion of ICMS (VAT tax) from the basis of calculation

In March 2017, the Supreme Federal Court (“STF”) decided for, in the judgment of RE 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation basis. Currently, the General Attorney's Office (PGFN) filed an amendment to clarify the criteria for calculating the portion of the ICMS that shall be excluded from the calculation basis of the PIS and COFINS contributions (ICMS paid versus ICMS declared on the invoice) and the definition of the effects of the STF decision is pending a decision.

In addition, the Company and its controlled companies are parties to several lawsuits related to the matter, some with final and unappealable favorable decisions. Due to the tax regime applicable to the soft drinks and beer sector, which has changed over time, the Company has lawsuits for three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (the period during which the “REFRI Taxation Model” was in effect - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation").

In 2019 and 2020, the Company and its controlled companies recognized, in accordance with IAS 37/CPC 25, recoverable tax credits related to this matter in the total amount of R$5.4 billion, of which R$1.1 billion is related to periods from 1990 to 2009 and from March 2017 (“New Model”) and R$4.3 billion, recorded in 2020, related to periods from 2009 to 2015 (as explained below) as (i) the gain is virtually certain based on the specific circumstances of each case; and (ii) the amounts could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount.

In relation to the amount of R$4.3 billion mentioned above, the Company recorded a tax credit (before tax effects), of which R$ 2.5 billion were recorded in Other Operating Income, as described in Note 7 - Other Operating Income (Expenses), and R$1.8 billion in Financial Income, as described in Note 11 - Finance Expenses and Income. This amount is related to the final and unappealable decision in a lawsuit recognizing the right of the Company and its controlled companies to obtain refund of the overpaid amounts while the REFRI taxation model was in place. In addition to the gain being virtually certain due to the circumstances of the case, the amount could also be estimated with sufficient reliability after various analysis made (with the assistance of our external consultants), allowing: (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as calculation basis for determination of the PIS and COFINS; and (ii) the result of exclusion of such total ICMS from the calculation basis of PIS and COFINS in the Company’s operations in the period.

In addition, as to the transactions realized after the decision of the STF, the Company and its controlled companies have judicial decisions in place (in lawsuits filed prior to the decision of the STF) that recognize the right to exclude the ICMS declared on the invoice from the calculation basis of the PIS and COFINS, which corresponded to a total of R$ 2.7 billion already excluding the amount mentioned above. This amount represents a reduction in the PIS and COFINS expense recognized in a monthly basis, once it is not an extemporaneous credit.

For the period of the New Model before the STF decision, the Company estimates that the contingent asset corresponds to R$1.9 billion, which will be recognized once the gain is virtually certain given the specific circumstances of the cases and upon confirmation of the estimated values with sufficient reliability.

Application of IFRS 16 – Leases

On January 1, 2019, we adopted IFRS 16 which establishes principles for the recognition, measurement, presentation and disclosure of leases and requires lessees to account for all leases under a single on-balance sheet model similar to the accounting for finance leases under IAS 17. IFRS 16 replaced the previous lease accounting requirements and introduced significant changes in the accounting, removing the distinction between operating and finance leases under IAS 17 Leases and related interpretations, and required a lessee to recognize a right-of-use asset and a lease liability at lease commencement date. The impact to the financial statements was demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet for the financial statements as of December 31, 2019.

As a result of the above, our audited consolidated financial statements for the year ended December 31, 2018 included in this annual report have been restated for comparative purposes using the full retrospective method.

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

Application of IAS 29 – Argentine Hyperinflation Accounting

In July 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 Financial Reporting in Hyperinflationary Economies, or IAS 29, applicable to all our business entities whose functional currency is the Argentine peso. Such adjustments were required to be shown from January 1, 2018 (beginning in the reporting period in which hyperinflation is identified).

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

As a result of the above, our audited consolidated financial statements for the years ended December 31, 2018, 2019 and 2020 included in this annual report reflect hyperinflation accounting for our Argentinean subsidiaries applying IAS 29 rules.

For additional information, see Note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2020.

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2020 of R$5.20 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 3. Key Information—A. Selected Financial Data—Exchange Controls” for more detailed information regarding the translation of reais into U.S. dollars.

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

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

•	the economic, financial, political, public health and other effects of the outbreak of the 2019 novel strain of coronavirus, or COVID-19, (or other pandemics, epidemics and similar crises) and governmental responses thereto, particularly as such factors impact markets where we operate and continue to cause severe ongoing negative macroeconomic effects, thus heightening many of the other risks described in the “Item 3. Key Information—D. Risk Factors” in this annual report, which may impact our business operations, demand for our products, or overall economic activity globally;
•	general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms and in response to the ongoing effects of the COVID-19 pandemic, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	our ability to timely and efficiently implement any necessary measure in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, operations, cash flows, perspectives, liquidity and financial condition;
•	our ability to predict and efficiently react to the temporary or long-term term changes in our customers and consumers’ behavior as a result of the COVID-19 pandemic, even after the outbreak is sufficiently controlled;
•	greater than expected costs (including taxes) and expenses;
•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquire;
•	our expectations with respect to expansion plans, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;
•	lower than expected revenue;
•	greater than expected customer losses and business disruptions;
•	limitations on our ability to contain costs and expenses;
•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us, our customers and our consumers, and our assessment of that impact;
•	the monetary and interest rate policies of central banks;
•	continued availability of financing;
•	market and financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;
4

•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;
•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
•	changes in pricing environments and volatility in commodity prices;
•	regional or general changes in asset valuations;
•	changes in consumer spending and consumptions habits;
•	the outcome of pending and future litigation and governmental proceedings and investigations;
•	global political and economic developments;
•	changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;
•	natural and other disasters;
•	any inability to economically hedge certain risks;
•	inadequate impairment provisions and loss reserves;
•	technological changes;
•	our success in managing the risks involved in the foregoing;
•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;
•	inflation, appreciation, depreciation and devaluation of the real or other currencies in which we operate, which has been particularly affected by the COVID-19 pandemic and economic effects thereto;
•	fluctuation and volatility of foreign exchange rates;
•	the declaration or payment of dividends;
•	changes in government policies regarding tax subsidies and incentives;
•	availability and our ability to secure raw and packaging material that goes into our products;
•	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and
•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

The tables below represent the selected consolidated income statement and balance sheet data as at and for the years ended on December 31, 2020, 2019, 2018, 2017 and 2016 that has been derived from our audited consolidated financial statements, which were prepared in accordance with IFRS as issued by the IASB.

Selected Consolidated Income Statement Data

	Year Ended December 31,
	2020(3)	2019(3)	2018(1)(2)	2017(2)	2016
	(in R$ million)
Net sales	58,379.0	52,005.1	50,231.3	47,899.3	45,602.6
Cost of sales	(27,066.1)	(21,678.2)	(19,249.4)	(18,028.4)	(16,678.0)
Gross profit	31,312.9	30,326.9	30,981.9	29,870.9	28,924.6
Sales, marketing and distribution expenses	(14,619.6)	(12,647.5)	(12,328.5)	(11,807.4)	(12,010.5)
Administrative expenses	(2,948.5)	(2,680.0)	(2,363.4)	(2,620.0)	(2,166.1)
Other operating income/(expense) net	2,679.4	1,472.7	947.3	1,217.3	1,223.1
Exceptional items	(452.0)	(397.2)	(86.4)	(108.7)	1,134.3
Income from operations	15,972.2	16,074.9	17,150.9	16,552.1	17,105.4
Net finance result	(2,434.5)	(3,109.5)	(4,030.3)	(3,713.8)	(3,702.0)
Share of results of joint ventures	(43.3)	(22.3)	1.0	(3.1)	(5.0)
Income before income tax	(1,762.5)	(754.7)	(1,773.9)	(5,047.7)	(315.0)
Net Income	11,731.9	12,188.4	11,347.7	7,787.5	13,083.4
Attributable to:
Equity holders of Ambev	11,379.4	11,780.0	10,995.0	7,269.0	12,546.6
Non-controlling interest	352.5	408.4	352.7	518.5	536.8

(1)	We adopted IFRS 9 - Financial Instruments and IFRS 15 - Revenue from Contracts with Customers on January 1, 2018 in accordance with the modified retrospective application. Under this approach, the financial information comparative to prior periods is not being restated and remains as previously reported. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”
(2)	The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 - Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.
(3)	The Company changed its accounting policy used to account for extemporaneous (related to previous periods) tax credits and debits in 2020. See Note 3 to our audited consolidated financial statements. The year ended December 31, 2019 has been restated for comparative purposes. The years ended December 31, 2018, 2017 and 2016 derived from our historical financial statements and were not restated for this change in accounting policy as amounts deemed immaterial.

Earnings per Share and Dividend per Share

	Year Ended December 31,
	2020	2019	2018(1)(2)	2017(2)	2016

	(in R$, unless otherwise indicated)
Earnings per common share and per ADS(3):
- Basic	0.72	0.75	0.70	0.46	0.80
- Diluted	0.72	0.74	0.69	0.46	0.79
Dividends and interest on shareholders’ equity per share and per ADS (weighted average)(4):
- Basic (R$)	0.44	0.50	0.56	0.56	0.66
- Basic (US$)	0.08	0.13	0.14	0.17	0.20
Weighted average number of shares (million shares):
- Basic	15,733	15,728	15,718	15,706	15,697
- Diluted	15,868	15,869	15,856	15,838	15,823

(1)	We adopted IFRS 9 - Financial Instruments and IFRS 15 - Revenue from Contracts with Customers on January 1, 2018 in accordance with the modified retrospective application. Under this approach, the financial information comparative to prior periods is not being restated and remains as previously reported. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”
(2)	The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 - Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.
(3)	The calculation of basic earnings per share is based on the net income attributable to equity holders of Ambev and the proportional weighted average number of shares outstanding during the year. Diluted earnings per share is based on the net income attributable to equity holders of Ambev and by adjusting the weighted average number of shares outstanding during the year to assume conversion of all potentially dilutive shares.
(4)	Dividend and interest on shareholders’ equity per share information was calculated based on the amount paid during the year net of withholding tax.
9

Selected Consolidated Balance Sheet Data

	As at December 31,
	2020	2019	2018(1)(2)	2017(2)	2016
	(in R$ million)
Non-current assets	89,854.0	74,121.8	70,384.8	64,048.3	59,954.6
Property, plant and equipment	24,768.4	22,576.3	21,638.0	20,705.1	19,153.8
Goodwill	40,023.5	35,009.9	34,276.2	31,401.9	30,511.2
Intangible	7,580.6	6,306.4	5,840.6	4,674.7	5,245.9
Deferred tax assets	4,560.8	2,950.1	2,064.7	2,310.9	2,268.1
Income tax and social contributions recoverable	10,190.8	5,003.0	4,374.2	2,537.7	347.6
Trade and other receivables	2,145.0	1,752.9	1,722.3	1,999.6	1,989.9
Other assets	584.9	523.2	468.8	418.4	438.0
Current assets	35,342.3	27,621.1	25,329.6	24,718.1	23,886.9
Inventories	7,605.9	5,978.6	5,401.8	4,319.0	4,347.1
Trade and other receivables	5,659.0	5,653.2	6,302.2	6,662.1	5,956.9
Income tax and social contributions recoverable	3,287.1	4,074.1	2,148.7	3,370.5	5,423.3
Cash and cash equivalents	17,090.3	11,900.7	11,463.5	10,354.5	7,876.8
Investment securities	1,700.0	14.6	13.4	11.9	282.8
Total assets	125,196.3	101,742.9	95,714.4	88,766.4	83,841.4

Shareholders’ equity	75,151.2	62,556.0	57,454.8	47,919.7	46,651.3
Equity attributable to equity holders of Ambev	73,815.7	61,278.0	56,248.0	45,945.7	44,825.0
Non-controlling interests	1,335.5	1,278.0	1,206.8	1,974.0	1,826.2
Non-current liabilities	16,567.3	14,175.9	13,050.6	11,779.9	8,416.5
Interest-bearing loans and borrowings	2,053.5	2,409.7	2,162.4	2,831.2	1,765.7
Employee benefits	3,544.0	2,704.5	2,343.7	2,310.7	2,137.7
Deferred tax liabilities	3,043.4	2,371.1	2,424.6	2,329.2	2,329.7
Income tax and social contributions payable	2,596.9	2,864.7	2,903.4	3,189.6	681.4
Trade and other payables	4,882.4	3,454.8	2,790.4	606.6	736.6
Provisions	447.1	371.0	426.2	512.6	765.4
Current liabilities	33,477.8	25,011.0	25,209.0	29,066.7	28,773.7
Interest-bearing loans and borrowings	2,738.8	653.1	1,941.2	1,699.4	3,630.6
Trade and other payables	24,897.3	18,745.1	17,754.5	21,702.8	20,692.0
Income tax and social contributions payable	5,716.8	5,502.7	5,340.2	5,493.8	4,282.4
Provisions	124.9	110.0	173.0	169.0	168.6
Bank overdraft	-	0.0	0.0	1.8	0.0
Total shareholders’ equity and liabilities	125,196.3	101,742.9	95,714.4	88,766.4	83,841.4

(1)	We adopted IFRS 9 - Financial Instruments and IFRS 15 - Revenue from Contracts with Customers on January 1, 2018 in accordance with the modified retrospective application. Under this approach, the financial information comparative to prior periods is not being restated and remains as previously reported. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”
(2)	The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 - Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.
10

Other Data

	As at and for the Year Ended December 31,
	2020	2019	2018(1)(2)	2017(2)	2016
	(in R$ million, except for operating data)
Other Financial Data:
Net working capital(3)	1,864.5	2,610.1	120.6	(4,348.6)	(4,886.8)
Cash dividends and interest on shareholders’ equity paid	6,850.3	7,871.3	8,814.1	8,819.8	10,330.6
Depreciation and amortization(4)	5,167.4	4,675.2	4,448.4	4,036.9	3,512.0
Capital expenditures(5)	4,692.7	5,069.4	3,571.0	3,203.7	4,132.7

Operating cash flows - generated(6)	18,855.8	18,381.3	18,346.1	18,424.2	12,344.5
Investing cash flows - used(6)	(6,799.6)	(4,838.6)	(3,675.7)	(3,073.0)	(5,897.9)
Financing cash flows - used(6)	(8,602.0)	(12,283.5)	(13,656.4)	(13,414.2)	(11,645.1)
Other Operating Data:
Total production capacity - million hl(7)	250.8	257.6	270.1	276.5	280.4
Total volume sold - million hl(8)	165.8	163.2	158.7	162.8	159.8
Number of employees(9)	50,479	51,352	49,617	51,432	53,250

(1)	We adopted IFRS 9 - Financial Instruments and IFRS 15 - Revenue from Contracts with Customers on January 1, 2018 in accordance with the modified retrospective application. Under this approach, the financial information comparative to prior periods is not being restated and remains as previously reported. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”
(2)	The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 - Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.
(3)	Represents total current assets less total current liabilities.
(4)	Includes depreciation of property, plant and equipment, amortization of intangible assets and impairment losses related to these assets.
(5)	Represents cash expenditures for property, plant, equipment and intangible assets.
(6)	Operating, investing and financing cash flow data is derived from our consolidated cash flow statements contained in our audited consolidated financial statements.
(7)	Represents our available production capacity at year-end; capacity can vary from year to year depending on mix; “hl” is the abbreviation for hectoliters.
(8)	Represents our full-year volumes.
(9)	Includes all our production- and non-production-related employees.

Exchange Controls

There are no restrictions on ownership of the ADSs or Ambev’s preferred shares or common shares by individuals or legal entities based on location and/or nationality of the respective investor. However, the right to convert dividends and interest on shareholders’ equity payments arising from Ambev’s shares, as well as proceeds from the sale of Ambev’s shares, into U.S. dollars and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation. Such operations generally require that the relevant investments be registered with the Brazilian Central Bank and foreign investors are registered with the Brazilian Securities Commission (“CVM”).

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev’s ADS program, or “Custodian”, or holders who have exchanged Ambev’s ADSs for Ambev’s shares, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev’s securities could be adversely affected by delays or difficulties to meet any regulatory requirement for conversions of real payments and remittances abroad.

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, (i) as a foreign direct investment under Law No. 4,131, dated September 3, 1962, or “Law 4,131”; or (ii) as a portfolio investment under CMN Resolution No. 4,373, dated September 29, 2014, or “CMN Resolution 4,373”, and CVM Ruling No. 560, dated March 25, 2015. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Internal Revenue. This registration process is undertaken by financial institution or by an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

Foreign direct investors under Law 4,131 may directly hold and sell securities in both private and open market transactions, but these investors are likely to be subject to a different tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions.

On the other hand, CMN Resolution 4,373 establishes the possibility for foreign investors to make investments in local currency with funds held in their foreign bank accounts. With certain exceptions, CMN Resolution 4,373 allows investors to carry out various type of transactions in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under Ambev’s securities are made through the foreign exchange market.

In addition, under Law No. 4,131 any investor must also registered with the Receita Federal do Brasil (the Brazilian Internal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,863 of December 28, 2018.

In order to be accredited to invest under Resolution No. 4,373, foreign investor must:

•	appoint a legal representative duly accredited with the Brazilian Central Bank, that will be responsible for complying with the registration and periodically reporting requirements of the Brazilian Central Bank and the CVM;
•	appoint a custodian duly accredited with the CVM;
•	hold a brokerage account with the accredited custodian;
•	appoint a tax representative in Brazil;
•	be registered with the Brazilian Federal Revenue, to obtain the enrollment of taxpayer registration;
•	be registered as a foreign investor with the CVM;
•	through the appointed representative in Brazil, register the foreign investment with the Central Bank.

The foreign investment in Ambev’s shares underlying the ADSs was registered by the Custodian on behalf of The Bank of New York Mellon, the depositary for the ADS programs of Ambev, or “Depositary”, enabling the Custodian to convert dividends and other amounts distributed by Ambev into foreign currency and remit such proceeds outside Brazil to the Depositary.

If a holder of ADSs decides to exchange such ADSs for the underlying Ambev’s shares, the holder will be entitled to (i) sell the shares in the stock exchange and rely on the Depositary’s electronic registration to obtain and remit U.S. dollars abroad; (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under Law 4,131. If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under Law 4,131, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for Ambev’s shares.

The Custodian is authorized to update the Depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131, the conversion will be effected by the Brazilian Central Bank after receipt of an electronic request from the Custodian with details of the transaction.

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

C.       Reasons for the Offer and Use of Proceeds

Not applicable.

D.       Risk Factors

Before making an investment decision, you should consider all of the information set forth in this annual report, including the consolidated financial statements and our periodic public information released by Ambev from time to time. In particular, you should consider the special features applicable to an investment in Brazil and applicable to an investment in Ambev, including those set forth below. In general, investing in the securities of issuers in emerging market countries, such as Brazil, involves a higher degree of risk than investing in the securities of issuers in the United States. Our business, financial condition and operational results may also be significantly affected not only by the risks set forth below but also by other risks that are currently unknown or considered irrelevant to us.

Risks Relating to Brazil and Other Countries in Which We Operate

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 6.6% in 2016, 2.1% in 2017, 3.8% in 2018, 4.3% in 2019 and 4.5% in 2020. Brazil may experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.

The SELIC official interest rate in Brazil oscillated from 7.25% in 2012 to 4.50% in 2019, as established by the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM). On February, 2020, the COPOM reduced the official interest rate to 4.25% and further reduced it in March 2020 to 3.75% . In an effort to offset the impact of the COVID-19 pandemic on domestic demand, the COPOM further reduced the rate in May, June and August 2020, with the interest rate at 2.0% on December 31, 2020. On March 17, 2021, the COPOM increased the SELIC to 2.75%, the applicable rate as of the date of this annual report. Conversely, more lenient government and Central Bank’s policies and interest rate decreases have triggered and may continue to trigger increases in inflation, and, consequently, growth volatility and the need for increases in interest rate. We cannot assure you that inflation will not affect our business in the future. In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

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

As of the date of the submission of this 20-F form, President Jair Bolsonaro is being investigated by the Federal Supreme Court for supposed practice of improper acts alleged by the former minister of justice, Mr. Sérgio Moro. If the president is convicted, any consequence - including a potential impeachment - may lead to political instability and could have relevant adverse effects on the political and economic environment in Brazil, as well as on businesses operated in Brazil, including our business.

The potential outcome of this and other investigations is uncertain, but they have already negatively affected the image and reputation of the companies involved, as well as the general market perception of the Brazilian economy. The development of the cases of unethical conduct has affected and may continue to adversely affect our business, financial condition and operating results, including the trading price of our shares. We cannot predict whether investigations in progress will lead to further political and economic instability, or whether new allegations against government officials and executives and/or private companies will emerge in the future. We also cannot predict the outcome of these investigations nor their impact on the Brazilian economy or the Brazilian stock market.

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

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	devaluations and other exchange rate movements;
•	inflation;
•	investments;
•	exchange control policies;
•	employment levels and labor regulation;
14

•	social instability;
•	price instability;
•	energy shortages;
•	water rationing;
•	natural and other disasters, including large scale epidemics and pandemics;
•	interest rates and monetary policy;
•	liquidity of domestic capital and lending markets;
•	growth or downturn of the Brazilian economy;
•	import and export controls;
•	exchange controls and restrictions on remittances abroad;
•	response to COVID-19 pandemic, including social benefits and restriction of businesses operations;
•	fiscal policy and changes in tax laws; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility and lack of liquidity in the Brazilian capital market and securities issued by Brazilian companies. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt as well as in the gross debt to GDP ratio, which led Brazil to lose its investment grade from credit rating agencies, decreasing the influx of foreign capital and contributing to a lower level of economic activity. In addition, the Brazilian economy has experienced a sharp drop in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government and the global drop in commodity prices.

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty.

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Most of our sales are in reais; however, a portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of sales, in particular those related to packaging such as aluminum cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are denominated in or linked to the U.S. dollar, which was very volatile in recent years. Therefore, any devaluation of the real when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Our current policy is to hedge substantially our cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible, accurate or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2020, we derived 48.3% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

We also incur currency transaction risks whenever one of our operating companies enters into transactions using currencies other than their respective functional currencies, including purchase or sale transactions and the issuance or incurrence of debt. Although we have hedging policies in place to manage commodity price and foreign currency risks, there can be no assurance that such policies will be able to successfully hedge against the effects of such foreign exchange exposure, particularly over the long term.

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar depreciated 17.8% against the real in 2016, closing at R$3.25 per U.S.$1.00 as of December 31, 2016, while in 2017, the U.S. dollar appreciated 1.8% against the real, closing at R$3.31 per U.S.$1.00 as of December 31, 2017. The U.S. dollar appreciated 17.2% against the real in 2018, closing at R$3.88 per U.S.$1.00 as of December 31, 2018. The U.S. dollar appreciated 3.6% against the real in 2019, closing at R$4.02 per U.S.$1.00 as of December 31, 2019. The U.S. dollar appreciated 29.2% against the real in 2020, closing at R$5.20 per U.S.$1.00 as of December 31, 2020, with a high degree of volatility over the course of 2020, particularly as a result of uncertainties arising from the COVID-19 pandemic. For example, in May 2020 the real depreciated to its lowest level since the commencement of the currency to R$5.94 per US$1.00 and as of March 5, 2021, the exchange rate was R$ 5.69 per US$1.00.

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

Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, on January 1st, 2021, Cuba started the unification of currencies and the process of elimination of the Cuban Convertible Peso. There are uncertainties regarding the process, its timeline and the effects in inflation, exchange rates and local economy. The Cuban currency may depreciate or appreciate substantially against the U.S. dollar. In light of the foregoing, there can be no assurance we will be able to protect ourselves against the effects of fluctuations of the Cuban currency. The process may impact the Cuban economy in general and as a consequence our Bucanero business.

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

For instance, in Brazil, in January 2015 the Brazilian federal government enacted Law No. 13,097, which introduced a new federal taxation model for beer and soft drinks, creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the Excise Tax (Imposto sobre Produtos Industrializados), or the IPI Excise Tax, the Social Integration Program Contribution (Programa de Integração Social), or the PIS Contribution and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or the COFINS, are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation, the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem). Besides, with the enactment of the referred Law, the PIS/COFINS rates applicable for beer and soft drinks were increased and the rates for IPI were reduced.

Moreover, in May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 reducing IPI rate applicable to transactions with concentrate units and, in so doing, effectively reducing the value of the IPI presumed credits that we recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%. Other Decrees were issued with temporary rates. On November 2020, Decree No. 9,394/2018 was revoked by Decree No. 10,554/2020. Currently, the applicable legislation on this matter is Decree No. 10,523/2020, which was enacted on October 2020, providing that the IPI tax rate of 8% shall apply for transactions with concentrate units from February 2021 onwards.

On the state level, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates, respectively. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which became effective in early 2019. In 2020, no Brazilian state raised ICMS Value-Added Tax rate for either beer or non-alcoholic beverages.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If the tax authorities interpret the tax laws inconsistently with our interpretations, we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

Moreover, the pandemic of the new Coronavirus (COVID-19) and the declaration of the state of calamity can result in socioeconomic impacts, including an eventual reduction of tax revenues in Brazil and an increase in public spending, especially in key sectors. In this scenario, the Federal, State and Municipal Governments may promote legislative changes to impose, even if temporarily, a more onerous tax burden to our activities. Such measures may adversely affect our business and results.

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 19.8% of our consolidated results of operations in 2020. LASI is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in reais terms in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in December 2015, 2018, 2019 and 2020), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2018 and 2019 the Argentine peso underwent a significant devaluation, losing 51% and 36.9%, of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. In 2020, the devaluation was less drastic (7.9%) but also impacted the same figures. The 2018, 2019 and 2020 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

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

Under the context of the significant devaluation of the Argentine peso in 2018, along with increased inflation and weak macroeconomic conditions Argentina signed, on June 7, 2018, an agreement with IMF to obtain a significant loan to stabilize the macroeconomic situation. In addition, in August 2019, Argentina held its primary election and the candidate Alberto Fernández defeated the incumbent president Mauricio Macri, which prompted further devaluation of the Argentine peso. In September 2019, the Argentine central bank imposed currency restrictions to stabilize the Argentine peso. In October 2019, Argentina held its general elections and the incumbent president Mauricio Macri was ousted by Alberto Fernández. In 2020, the government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. These measures further deteriorated the country’s fiscal situation.

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

In addition, on November 10, 2019, the Bolivian president Evo Morales resigned after social unrests. The unrest in the country led to a decrease in consumption and restrictions to production, which were normalized by the end of that year. On November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo or MAS) was returned to power and obtained an absolute majority in the parliament after a one-year interregnum following the ballot in 2019. It is difficult to assess the impact that the changes to the Bolivian political scenario will have in the Bolivian economy and, as a result, on our future operations and financial results.

Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Operations

The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow.

Outbreaks or potential disease outbreaks may have an adverse effect on our operations. Historically, some epidemics and regional or global outbreaks, such as the one caused by the Zika virus, the Ebola virus, the H5N5 virus (popularly known as avian influenza), the foot and mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS) and the Severe Acute Respiratory Syndrome (SARS), have affected certain sectors of the economy in the countries where these diseases have spread. On March 11, 2020, the World Health Organization, or the WHO, declared a pandemic due to the global spread of COVID-19, a disease caused by the new coronavirus (Sars-Cov-2), or COVID-19. This spread has generated significant macroeconomic uncertainties, volatility, and disruption. In response, many governments have implemented policies designed to prevent or delay the spread of the disease, such as the restriction on circulation of people and even social isolation, and these measures may remain in place for an extended and uncertain period.

As the pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities have adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. These restrictions changed consumer behavior and channel dynamics that adversely impacted our profitability. See “Item 5. Operating Financial Review and Prospects—A. Operating Results.” As of December 31, 2020, restrictions to people circulation of various levels are still in place across our operations. These measures may remain in force for a significant period of time and even more restrictive measures may be adopted by the authorities at any time.

The dissemination of COVID-19 made us change our business practices (including additional hygienic practices for workplaces and employees, in addition to canceling in-person meetings, events and conferences) during the pandemic. We may take additional actions, as required by government authorities or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

The extent to which the COVID-19 outbreak will affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even after containing the outbreak of COVID-19, our business may continue to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

In addition, we cannot guarantee that other regional and/or global outbreaks will not occur. Furthermore, new waves of COVID-19 have already started to emerge in some regions in which we operate and may spread. We cannot guarantee that we will be able to take the necessary measures to prevent an adverse impact on our businesses of equal or greater dimension than the impact caused by the COVID-19 pandemic, in case of new regional and/or global outbreaks or new large-scale waves of COVID-19.

Any outbreak of a disease that affects human behavior or that requires public policies to restrict the circulation of people and/or social contact may change consumer behavior, having an adverse impact on our business, as well as on the economies in the countries in which we operate. Disease outbreaks may also make it impossible for our employees and customers to go to our facilities (including for preventative reasons or avoiding large-scale contamination), which would adversely affect the development of our business.

As there are no comparable recent events that can provide us with guidance regarding the effect of a severe global pandemic, we cannot predict the final impact of the COVID-19 outbreak. Finally, the impact of the COVID-19 pandemic can also precipitate or exacerbate the other risks described in this annual report.

We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyber-attacks), accidents, fires, strikes, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, availability of our suppliers to meet demand of raw and packaging materials, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

During the normal course of our business, we depend on the continuous availability of logistics and transportation networks, including roads, railways, warehouses and ports, among others. Such operations may be disrupted by factors beyond our control, such as social movements, natural disasters, electricity shortages and labor strikes. Any interruption in the supply of inputs for the operation of our industrial units or in the delivery of our products to clients could cause a material adverse impact on our results of operations.

Moreover, the transportation and infrastructure system in Brazil and other countries we operate is under development and needs improvements so that it can work efficiently and serve better our business. Any significant interruptions or reductions in the use of transport infrastructure or in its operations in the cities where our distribution centers are located, may delay or impair our ability to distribute goods and cause our sales to drop, which may negatively impact our financial and operating results.

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2020. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2020 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2020	Fluctuation
Aluminum (US$/ton)	2,051.5	1,421.5	1,0702.3	10%
Sugar (US$ cents/pounds)	15.78	9.21	12.88	15%
Corn (US$ cents/bushel)	4.84	3.03	3.64	25%
Wheat (US$ cents/bushel)	6.41	4.74	5.50	15%
PET (US$/ton)	718.83	430.93	535.68	(20)%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (formerly CMAI).

Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.

We compete with both brewers and other beverages companies. Globally, brewers, as well as other players in the beverage industry, compete mainly on the basis of brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate.

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

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies do not succeed and if we are unable to offer new products to meet the market demands, our market share and results may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

Additionally, the unfair pricing practices in some markets and the lack of transparency, or even certain illicit practices, such as tax evasion and corruption, may skew the competitive environment, with material adverse effects on our profitability or ability to operate.

Our business is subject to regulations in the countries in which we operate.

Our business is regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.

In Brazil, the Ministry of Agriculture (“MAPA”) or its agencies are responsible for the registration, standardization, classification, labelling and for the inspection and surveillance of beverage production and commerce. MAPA regulation sets forth that the registration of establishments and beverages products is valid throughout the country and must be renewed every ten years, except for imported beverages that do not require registration with the MAPA. Moreover, some products and beverages (i.e. energy drinks) may be subject to prior registrations or post-production regulations issued by the Brazilian National Health Surveillance Agency (“ANVISA”).

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

Additionally, we may be unable to timely comply with recently enacted laws and regulations in the countries we operate or to comply with laws and regulations in countries we recently started to operate. There is a global trend of increasing regulatory restrictions with respect to the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

In addition, the partnership between Labatt Brewing Company Ltd. ("Labatt"), our Canadian subsidiary, and Tilray Inc., or Tilray, to research non-alcoholic beverages containing tetrahydrocannabinol, or THC, and cannabidiol, or CBD, both derived from cannabis, and also to commercialize a non-alcoholic CBD beverage in Canada only, could lead to increased legal, reputational and financial risks, as the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs.

Our business is subject to obtaining and maintaining the necessary licenses and regulatory approvals issued by the competent bodies in the countries in which we operate. We cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended. Such licenses or regulatory approvals may be withdrawn, or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a specific plant or distribution center, which may adversely affect our results. Additionally, for the granting or renewal of such licenses or regulatory approvals, the competent authorities may determine that we must make certain changes to our operations or facilities, potentially resulting in additional costs.

Due to the COVID-19 pandemic in Brazil certain local authorities have extended the validity of our licenses, permits or authorizations. In addition, in order to control the spread of COVID-19, new rules were enacted on June 18, 2020 by the Ministry of Health setting forth health protocols and limitations applicable to different industries that resulted on the restriction on circulation of people and social distancing. These protocols and limitations resulted in the closing of and operating restrictions on pubs, stores and restaurants, which adversely affected our sales.

We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed.

In the year 2018, Law No. 13.709/2018, the Lei Geral de Proteção de Dados Pessoais (Brazilian General Data Protection Law) or LGPD, was enacted and came into effect as of September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

The LGPD sets out a legal framework for the processing of personal data and provides, among others, for the rights of data subjects, the legal bases that legitimize processing operations, requirements for obtaining consent, obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also creates the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, with powers to enforce the law.

In the midst of the COVID-19 pandemic, Law No. 14,010/2020 was approved, which, among other measures, postponed the applicability of the administrative sanctions provided for in the LGPD to August 1, 2021. On August 26, 2020, after the Brazilian House of Representatives approved the conversion into law of Provisional Measure No. 959 (with some changes and postponing the entry into force of the LGPD until December 31, 2020 with the exception of sanctions), the Brazilian Senate considered the postponement of the entry into force of the LGPD to be preemptive because the legislative branch had discussed the delayed entry into force of the LGPD in Law No. 14,010/2020. As a result, the President of Brazil signed Conversion Bill No. 34/2020 with respect to the other provisions of Provisional Measure No. 959 and the LGPD entered into force on September 18, 2020, except for the administrative sanctions to become effective in August 1st, 2021.

In the current scenario (prior to the effectiveness of the administrative sanctions provided for in the LGPD), failure to comply with data protection legislation may result in the following: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties foreseen in the sparse legislation, such as Marco Civil da Internet (Brazilian Internet Act) and the Consumer Protection Code (“CDC”), in case of violation of its provisions, by some consumer protection bodies and public prosecution offices.

The LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices. In August 2021, when the LGPD administrative sanctions will be effective, failure to comply with the LGPD may result in the following penalties: (a) Warning; (b) One-time fine, of up to two percent of the turnover of the infringing entity´s conglomerate in Brazil, up to R$ 50,000,000.00 reais per violation; (c) Daily fine, which is also subject to the limit set above; (d) Press release; (e) Blocking or deletion of personal data; (f) Partial suspension of the database to which the infraction refers for 6 months, extendable for another 6 months; (g) Suspension of the data processing activity to which the infraction refers for 6 months, extendable for another 6 months; (h) Partial or complete prohibition of any data processing activities, which could harm our reputation and negatively affect our business and operating results. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD.As a result of our business activities, we hold large volumes of personal data, including that of employees, dealers, customers and consumers. Therefore, we have designed and implemented a privacy governance framework in order to comply with the LGPD and improve some of the existing guidelines. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Additionally, as a result of the remote work measures adopted in response to the COVID-19 pandemic, there is a possibility of an increase in cyberattacks through our employees’ personal computers, since the cyber security of the networks used by them in their homes may not maintain the same level of security as that of our corporate work environment, which may impair our ability to manage our business.

Despite the security measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyber-attacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database in order to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached. Finally, if we fail to ensure the security of personal data, we may be subject to the obligation to notify the ANPD and the data subjects involved in the security incident or data breach.

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

We have implemented an anti-corruption compliance program designed to detect, prevent and remediate potential violations of applicable anti-corruption laws. Nevertheless, there remains some risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct. Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by our employees, agents, and other business partners.

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

As any company operating in Brazil, we are subject to the Brazilian antitrust law and regulation, which sets forth the conducts that should be considered a violation to the economic order and the penalties applied. We have a substantial share of the beer market in Brazil and thus we are subject to scrutiny and enforcement by Brazilian antitrust authorities (mainly the Administrative Council for Economic Defense – CADE). We are committed to conducting business in a legal manner, having implemented what we understand to be a sound competition compliance program to prevent anticompetitive practices. Nevertheless, from time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims arising from allegations of violations of laws, regulations or acts, either from competitors, clients and other third parties or initiated by CADE. Therefore, we cannot assure you that Brazilian antitrust regulation will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia and the Dominican Republic, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Notes 26 and 30 to our audited consolidated financial statements as of and for December 31, 2020, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us. Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations.

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

Moreover, companies in the alcoholic beverage and soft drink industries are, from time to time, exposed to collective suits (class actions) or other litigation relating to alcohol advertising, alcohol abuse problems or health consequences from the excessive consumption of beer, other alcoholic beverages and soft drinks. As an illustration, certain beer and other alcoholic beverage producers from Brazil have been involved in class actions and other litigation seeking damages. If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties could negatively affect our business.

We rely on third-party suppliers for a range of raw materials for our beer and non-beer products, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material adverse effect on our business, results of operations, cash flows or financial condition.

We have also entered into contracts with third parties to provide transportation and logistics services in connection with part of our products. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating condition. In addition, the majority of our suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also adversely affect our results of operations and financial condition.

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

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans and other containers) meet accepted food safety and regulatory standards. Such precautions include quality control programs for primary materials, the production process and our final products. We have established procedures to correct issues or concerns that are detected.

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

Our operations are subject to a wide range of Brazilian federal, state and municipal safety and environmental laws and regulations related to licenses or authorizations necessary to our business, as well as use of water resources and management of solid waste and take-back scheme obligations.

Our activities require the constant obtaining and renewal of environmental permits, on which the installation and operation of the production units depend. Technical difficulties or failure to meet license renewal terms and the requirements of environmental agencies may have adverse effects on our business, as we may be subject to the imposition of successive fines, interruption of activities or the shutdown of units, as applicable (worse-case scenario). This may adversely affect our image, results of operations and financial condition. As environmental laws and their application have become increasingly stringent, our expenditures to meet environmental requirements may increase substantially in the future.

The failure to comply with these laws and regulations may result in the revocation of licenses and suspension of our activities or in the payment of environmental repair costs, which can be substantial, as well as civil, administrative and criminal liabilities.

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability, or those applicable environmental laws and regulations will not change or become more stringent in the future and consequently negatively affect our results of operations

We may not be able to protect our intellectual property rights.

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, industrial design, trade secrets and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed, and expect to continue to file, trademark and patent applications before the relevant intellectual property authorities in the variety of markets we conduct our business, always seeking to protect newly developed brands and products. We cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. Therefore, events such as the definitive rejection of our trademark applications before the authorities, the unauthorized use or other misappropriation of our trademarks may diminish their value and reputation, so that we may suffer negative impact on the operating results. There is also a risk that we could, by omission, fail to renew a trademark, domain name, industrial design or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by, us. In case of judicial questioning of any trademarks the judicial decision may negatively affect their use and may be prohibited from continuing to exploit them.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including patent applications, trademark registration and domain names), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business. In addition, any dispute or litigation related to intellectual property assets may be costly and time consuming due to the uncertainty of litigation on the matter.

Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (technological or human errors) or physical risks such as large-scale epidemics and pandemics, including the COVID-19 pandemic, and the occurrence of natural disasters, terrorist events and military and other actions may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 48.3% (R$28.2 billion) of our total net revenues of R$58.4 billion in 2020 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

Ambev currently owns a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal, but it also imports and sells in Cuba other brands produced by certain of our other subsidiaries. In 2020, Bucanero sold 0.9 million hectoliters of beer, representing about 0.5% of our total volume of 165.8 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

Based on U.S. foreign policy, the U.S. Treasury Department’s Office of Foreign Assets Control and the U.S. Commerce Department together administer and enforce broad and comprehensive economic and trade sanctions against Cuba. These sanctions were strengthened by the Trump Administration, including through a National Security Presidential Memorandum, issued on June 16, 2017, that, among other things, introduced prohibitions on certain financial transactions with certain entities and sub-entities identified by the U.S. Department of State. Although our operations in Cuba are quantitatively immaterial, our overall business reputation may suffer, or we may face additional regulatory scrutiny as a result of our activities in Cuba based on the fact that Cuba remains a target of U.S. economic and trade sanctions.

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. On January 11th, 2021, the United States government designated Cuba as a state sponsor of terrorism, a list from which Cuba had previously been removed in 2015. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act has been suspended by discretionary presidential action since its inception in 1996 (and no action has been taken under this provision since its inception), on May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. Given the unprecedented activation of Title III of the Helms-Burton Act, there is substantial uncertainty as to how the statute will be interpreted by U.S. Courts. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of Bucanero.  It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure with respect to the notice of claim.

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

Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies (including as a result of the COVID-19 virus pandemic), may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in Brazil and other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Crises in emerging markets, such as in Southeast Asia, Russia and Argentina, historically caused volatility in the Brazilian stock market and other emerging countries. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev.

Also, more recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.

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

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev's common shares (including shares underlying the Ambev ADSs).

Brazilian law provides that whenever there is a serious imbalance in Brazil’s balance of payments or reasons to foresee such a serious imbalance, the Brazilian government may impose temporary restrictions on the remittance to foreign investors of the proceeds of their investments in Brazil. Such restrictions may hinder or prevent the Custodian or holders who have exchanged ADSs for Ambev’s underlying shares from converting distributions or the proceeds from any sale of such shares into U.S. dollars and remitting such U.S. dollars abroad. In the event the Custodian is prevented from converting and remitting amounts owed to foreign investors, the Custodian will hold the reais it cannot convert for the account of the holders of ADSs who have not been paid. The Depositary will not invest the reais and will not be liable for interest on those amounts. Any reais so held will be subject to devaluation risk against the U.S. dollar.

In addition, the likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due and the size of Brazil’s debt service burden relative to the economy as a whole. We cannot assure you that the Brazilian Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in foreign capital markets. For further information on this matter, see “—A. Selected Financial Data—Exchange Controls.”

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages

While ADSs holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the Custodian, which permits the Depositary to convert dividends and other distributions with respect to the shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future changes to the applicable regulation.

If an ADS holder surrenders the ADSs and, consequently, receives shares underlying the ADSs, such holder will have to register its investment in Ambev’s shares with the Brazilian Central Bank either as (i) a foreign direct investment, subject to Law 4,131, which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a foreign investment in portfolio, subject to CMN Resolution 4,373, which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio).

The failure to register the investment in the Ambev’s shares as foreign investment as described above (e.g., RDE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of Ambev’s shares and to receive dividends. Moreover, upon receipt of Ambev’s shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

In addition, if a holder of Ambev’s shares attempts to obtain an electronic certificate of foreign capital registration, such holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive dividends or distributions relating to Ambev’s shares or the return of capital on a timely manner.

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
33

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

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2020.

ABI indirectly held shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2020. ABI thus has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013 and effective as of July 2, 2019, or the Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

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

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated and adjusted pursuant to Brazilian Corporation Law in accordance with the mechanisms described in our bylaws as presented in our consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year. In addition, we might not pay dividends to our shareholders.

In any particular fiscal year based on the opinion of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations, including deterioration of its financial condition resulting from the COVID-19 pandemic.

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

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil, and its telephone number and email are: +55 (11) 2122-1414 and ri@ambev.com.br.

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

Recent Acquisitions, Divestments and Strategic Alliances

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI licensed to Quilmes in perpetuity the right to produce and commercialize the Budweiser brand, among other ABI brands, in Argentina upon ABI's recovery of the distribution rights to such brands from CCU. The transaction was subject to certain conditions precedent and closed on May 2, 2018. Rothschild acted as our exclusive financial advisor.

In December 2017, E. León Jimenes, S.A., or ELJ, the other shareholder together with us in Tenedora CND, S.A., or Tenedora – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised its put option in connection with shares representing 30% of Tenedora's capital stock, in accordance with Tenedora’s shareholders’ agreement. The transaction was subject to certain conditions precedent and closed on January 18, 2018. As a result of the partial exercise of such put option, at closing we paid to ELJ the amount of US$926.5 million and became the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In addition, in light of the strategic importance of the alliance with ELJ, our Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to us to become exercisable.

On July 2, 2020, the Company and ELJ, as shareholders of Tenedora, signed the second amendment to Tenedora’s Shareholders Agreement (“Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. The details of the assumptions used for this option are described in Note 28 of the notes to the interim consolidated financial statements).

In June 2018, we concluded the sale of all shares of our subsidiary, Barbados Bottling Co. Limited, a subsidiary that produces and distributes carbonated soft drinks in Barbados, in the amount of US$53 million. We recorded a gain of approximately US$22 million as a result of this transaction.

In December 2018, our Canadian subsidiary Labatt entered into a joint venture named Fluent Beverages, or Fluent, with High Park Farms Ltd., a subsidiary of Tilray, a global player in cannabis production and distribution. Each company intends to invest up to US$50 million in such joint venture. Fluent’s main purpose is to research and commercialize non-alcoholic beverages containing cannabis extracts within Canada only. In December 2019, Fluent launched its first non-alcoholic CBD-infused beverage within Canada only.

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

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands on PepsiCo’s portfolio in Bolivia, was amended in June 1st, 2020, extending the agreement for more 10 years and reflecting certain changes in the commercial agreement between the parties.

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

On January 22, 2020, our subsidiary Labatt Breweries has acquired Goodridge & Williams distillery known for spirits and canned cocktails. The acquisition includes the craft distiller’s ready-to-drink brands along with an innovative range of sugar-free, low calorie NÜTRL products as we look to further expand our ready-to-drink offerings in the Canadian market.

On February 18, 2020, our subsidiary Cervecería y Maltería Quilmes has acquired Dante Robino, an Argentine winery located in Mendoza, with almost 100 years of history. The acquisition puts itself as an opportunity to complement the beer portfolio and learn about a new segment that has grown consistently in Argentina over the years and has a significant market share in the country.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

B.       Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We currently produce, distribute and sell beer, CSDs, other alcoholic beverages and non-alcoholic and non-carbonated products in 18 countries across the Americas.

Effective January 1, 2019, we reorganized our regional reporting structure. We no longer report the Latin America North business segment (LAN) and, from now on, we are reporting the Brazil, Central America and the Caribbean business segments separately. On December 31, 2020, we conducted our operations through four business segments, as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
40

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

The following map illustrates our four business segments as of December 31, 2020:

Canada
CAC
Central America and The Caribbean
Brazil
LAS
Latin America South

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2020		2019		2018
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	30,196.5	51.7%	28,129.9	54.1%	26,814.2	53.4%
Beer Brazil	25,953.0	44.5%	23,765.5	45.7%	23,008.5	45.8%
NAB	4,243.5	7.3%	4,364.4	8.4%	3,805.7	7.6%
CAC	7,319.3	12.5%	6,757.9	13.0%	5,813.9	11.6%
Latin America South	11,560.8	19.8%	10,028.7	19.3%	10,753.9	21.4%
Canada	9,302.4	15.9%	7,088.6	13.6%	6,849.3	13.6%
Total	58,379.0	100.0%	52,005.1	100.0%	50,231.3	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2020		2019		2018
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	111,285.4	67.1%	106,806.7	65.4%	101,642.9	64.0%
Beer Brazil	84,791.7	51.1%	80,263.7	49.2%	77,784.2	49.0%
NAB	26,493.7	16.0%	26,542.9	16.3%	23,858.8	15.0%
CAC	11,451.2	6.9%	13,859.5	8.5%	13,159.8	8.3%
Latin America South	33,062.4	19.9%	32,991.1	20.2%	33,971.2	21.4%
Canada	9,998.9	6.0%	9,585.7	5.9%	9,942.9	6.3%
Total	165,797.9	100.0%	163,243.0	100.0%	158,716.9	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

•	our people and culture;
•	our strategic growth platforms;
•	quality of our products;
•	sustainability;
•	permanent cost efficiency; and
•	financial discipline.

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

Strategic Pillars

We focus our efforts behind the following strategic pillars to support our sustainable long-term growth:

•	Ambev as an ecosystem: Despite the challenges brought by COVID-19, we believe that the pandemic has helped us to reframe our purpose as a company and change our approach towards our ecosystem, with the development of what we believe to be more sustainable relationships with our customers and communities in regions we operate. We constantly seek to prioritize the health and safety of our employees together with actions that we believe can cause a positive impact on the regions we operate and stakeholders generally. These actions are leveraged by our capabilities and resulted in the following actions:

o	In Brazil, we donated 30 million reais for two COVID-19 vaccine plant projects, took part in Movimento NÓS, a coalition of eight consumer goods companies that will help approximately 300,000 POCs to reopen with a total investment of R$370 million to support working capital, impacting indirectly more than three million people and established a partnership with another start up Lemon Energia, aimed at providing cheaper clean energy to more than 50,000 small businesses by 2023.
o	In CAC, with Colmados Seguros in the Dominican Republic and Paisano Seguro in Panama, we have helped POCs to secure space for consumers during reopening and helped creating new safe social spaces.
o	In LAS, Quilmes, our subsidiary in Argentina, was recognized by both the public and opinion leaders as the company that is making the greatest efforts to face solidarity actions in the areas where our production is located.
o	In Canada, we worked to support our communities and customers through our Stella Artois Rally for Restaurants campaign, aimed at providing financial relief to bars and restaurants.

As a recognition to the role we have played since the outbreak of COVID-19, Ambev has received the Solidarity Award from the United Nations that recognizes impactful work.

•	Innovation and Business Transformation: We consider innovation as one of our most important pillars for our commercial strategy. We consider innovation not only to cover products but also our relationships with customers and consumers. As markets mature and new trends appear, consumers demand more alternatives for the different consumption occasions. To connect with our consumers and provide them products that satisfy their preferences, we must continue to seek flexibility adapt quickly and deliver the best products and experience. We have a framework of five growth tools that guide our innovation efforts: (i) new flavors & enhanced value proposition; (ii) convenience for consumers; (iii) innovation in service to our customers; (iv) health & wellness and; (v) beyond beer.

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

Sustainability

Brewing quality beer starts with the best ingredients. This requires a healthy, natural environment, as well as thriving communities. We are building a company to last, bringing people together for a Better World, now and for the next 100 and more years. That is why sustainability isn’t just part of our business, it is our business. Therefore, we have committed to achieving five Sustainability Goals by 2025: (i) empowering farmers: 100% of our direct farmers will be skilled, connected, and financially empowered; (ii) securing water access: 100% of our communities in high-stress areas will have measurably improved water availability and quality; (iii) driving sustainable packaging: 100% of our product will be in packaging that is returnable or made from majority recycled content; (iv) championing low carbon technology: 100% of our purchased electricity will be from renewable sources and we will have a 25% reduction in CO2 emissions across our value chain; and (v) entrepreneurship: 100% of our entrepreneurs will be skilled with the necessary tools to evolve.

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

Zé Delivery and Bees

In order to increase convenience to our consumers, we are exploring solutions to deliver on demand cold beverages at reasonable prices directly to consumers. Our solutions solve several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform Zé Delivery continued to grow exponentially, being now present in more than 200 cities across all 27 Brazilian states and reaching almost 50% of the country’s entire population. Zé Delivery delivered more than 27 million orders in 2020.
•	In LAS, in Argentina, Appbar continues to grow exponentially, growing almost 10x versus 2019.
•	In CAC, in Dominican Republic, Colmapp continued to expand after the merger with the Tucerveza.do website and the Colmapp delivery into a single platform.

Our B2B marketplace platform, Bees, centralizes different solutions in one 24/7 platform, creating a constant and customized touchpoint with our customers, improving overall service level through: (i) providing portfolio suggestions based on customers’ profile and product relevance, (ii) enhancing order tracking and real time support through the app, (iii) allowing our business development representatives to be focused on helping customers improve their sales performance (sell out), and (iv) increasing our total interaction time with our customers, directly connecting to our innovation strategy and increased portfolio complexity.

•	In Brazil, we continued to roll-out Bees and currently have already almost half of our active buyers purchasing through the platform. Continuing the expansion of our full digital strategy, we expect to have all our distribution centers integrated in the platform by the end of 2021.
•	In CAC, Dominican Republic continues to lead the expansion of the Bees platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with 90% of B2B buyers already purchasing through the platform and 85% of the country’s net revenues already coming from Bees. We are also exploring Bees marketplace in the country with eight different categories and 70 SKUs available for customers.

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

	2020 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	22.5%	20.8%	25.6%	31.2%
Beer Brazil	21.9%	21.2%	25.8%	31.1%
NAB	24.3%	19.4%	24.9%	31.4%
CAC	24.0%	18.2%	27.1%	30.6%
Latin America South	28.2%	16.3%	23.8%	31.7%
Canada	19.2%	28.9%	29.7%	22.3%
Total	23.5%	20.2%	25.6%	30.7%

Description of the Markets Where We Operate

Brazil

Beer Brazil

The Brazilian Beer Market

In Brazil, the two main packaging presentations are standardized, returnable 600-milliliter glass bottles sold in bars for on-premise consumption and 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2020 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Heineken, particularly following its May 2017 acquisition of Brasil Kirin operations, and Cervejaria Petrópolis.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 149 operations, and (2) our proprietary direct distribution system, involving 95 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “—Business Overview—Business Strategy.”

Future Beverages

Some of our products stretch beyond typical beer consumption occasions, such as the Beats family of beverages, which are sweeter beverages with higher alcohol content, and Brahma 0.0%, a non-alcoholic beer, which, according to our estimates, is the leader in the Brazilian non-alcoholic beer segment. Our Nutrl portfolio of seltzers in Canada and Dante Robino wines in Argentina add to our wide portfolio of future beverages, a market that we have been assessing in different regions and countries.

NAB

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 95% of the volumes of our NAB unit.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 52.6% of the market in 2020), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in two-liter non-returnable PET bottles for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in supermarkets and restaurants.

Our main competitor in this market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo. Our NAB portfolio also includes such brands as Gatorade in the isotonic market, H2OH! in the non-sugar CSD market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion, a proprietary brand that is today the fourth largest brand in the energy drinks segment in Brazil. Since 2016, when we acquired the Brazilian juice company “Do Bem”, the brand has been integrated to our portfolio, improving our value proposition in health and wellness categories. In 2020, we launched For Me wellness shots, a functional beverage, in a record-breaking sixty days to start this new category, and also launched Natu, our new version of Guaraná made with 100% natural ingredients. We expanded the Sukita family with Sukita Lemon to increase our offering in the value segment and have continued to invest in lowering the sugar content in our portfolio.

Our NAB products are sold in Brazil through the same distribution system used for beer.

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the returnable, 12 ounce and 1-liter glass bottles, and the 12 ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 4.0 million hectoliters in 2020.

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

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI has agreed to transfer SAB’s Panamanian business to us. We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. The main packaging presentations are 285-milliliter bottles and 355-milliliter cans and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. The main competitor in the Panamanian beer market is Baru. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.4 million hectoliters in 2020. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 2.8 million hectoliters in 2020.

In May 2018, our Board of Directors approved the distribution, sale and marketing of the brand Budweiser in Panama, which has helped on the strategy of growing the market segment of beers priced higher than the core segment.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12-ounce can. Our main competitor in Cuba is State Brewery. We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 3.2 million hectoliters in 2020.

In the Dominican Republic, the annual sales volume of the beer market was 4.5 million hectoliters in 2020, according to our estimates. The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Brahma Light, Presidente Light, Presidente Golden Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.1 million hectoliters in 2020, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 7.9 million hectoliters in 2020. The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low-price strategy. We are currently the third player in that market.

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

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 20.9 million hectoliters in 2020. With a population of approximately 45 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 34% of our beer volume is distributed directly by us and 66% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 63.7% of our sales in 2020.

According to our estimates, the on-premise consumption represented 5.9% of beer volumes in Argentina in 2020, and supermarkets sales represented 14.6% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Quilmes Clásica, Brahma and Stella Artois. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2020, annual sales volume of the Argentine CSD market was 6.1 million hectoliters. In Argentina, 36% of our CSD volume is distributed directly by us and 64% is distributed through exclusive third-party distributors. Non-returnable bottles represented 70% of our CSD sales in Argentina in 2020.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi-Cola and Seven-Up. According to Scentia, we were second in the Argentine CSD market in 2020, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 2.6 million hectoliters in 2020. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 30% of our beer volumes is directly distributed by us and 70% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 40% of our sales in 2020.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari. According to our estimates, we are the leading beer producer in Bolivia.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2020, the annual sales volume of the Bolivian CSD market was 5.4 million hectoliters. Of our total CSD volumes in Bolivia in 2020, 30% was directly distributed by us and 70% was distributed through exclusive third-party distributors, while 96% of our CSD sales in that country in 2020 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 11.1 million hectoliters in 2020. Beer consumption in Chile has increased every year since 2009, except for 2017. Our most important beer brands in Chile are Becker, Corona, Budweiser, Cusqueña and Stella Artois.

We are the second beer producers in Chile, according to Nielsen, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 4.6 million hectoliters in 2020, excluding smuggling.

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

In Paraguay, 72% of our beer volumes is directly distributed by us and 28% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the 940-milimeter returnable glass bottle, which accounted for 49% of our sales in 2020.

Our most important beer brands in Paraguay are Brahma, Pilsen and Ouro Fino, with a leader market position in the country in 2020, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.0 million hectoliters in 2020. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 32% of our beer volumes is directly distributed by us and 68% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 56.5% of our sales in 2020.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leader market position in 2020, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2020, the annual sales volume of the Uruguayan CSD market was 3.1 million hectoliters.

In Uruguay, 44.9% of our CSD volume is directly distributed by us and 55.1% is distributed through exclusive third-party distributors. Non-returnable bottles accounted for 91.1% of our sales in that country in 2020. Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

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

Other Canadian Markets

The ready-to-drink beverages (RTD) industry in Canada grew double-digits in 2020, driven mainly by the rapid expansion of the seltzer segment. Labatt’s RTD portfolio in Canada includes the Nutrl, Palm Bay and Mike’s brands.

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

Sources and Availability of Raw Materials

The COVID-19 pandemic had significant changes in consumer behavior and channel dynamics as governments imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As consumption occasions moved in-home, and as consumers looked for convenience, the demand for one-way packaging, especially cans, increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in our production are malt, non-malted cereals, hops and water.

Barley and Malt

Malt is widely available, and our requirements are met by domestic and international suppliers as well as our own six malting facilities. In the case of our beer operations in Brazil, approximately 80% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt supplier is Cooperativa Agroindustrial Agraria in Brazil. Market prices for malt are volatile and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

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

Guaraná Berries

We have a 1,070-hectare farm that provides us with 25-tons of guarana seeds (roasted grains) per year, or about 10% of our needs, currently purchased directly from farmers and their organizations in Maués, with the remainder purchased directly from independent farmers in the Amazon region as well as other guaraná available regions in Brazil. The focus of our own farm is to supply Guaraná seedlings to local producers and to promote the sustainable cultivation of Guaraná in the Amazon Region. About 40 thousand seedlings are donated each year.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 255 thousand tons of glass and in 2020 such unit attended to more than 44 % of our glass needs.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. Also, in September 2020, we opened our can plant facility in the state of Minas Gerais, which has a production capacity of 1.5 billion cans per year, the only national capacity expansion in 2020 among all players.

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

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; (5) antitrust laws; and (6) foreign exchange laws. In addition, we may also be subject to regulations aimed at (1) ensuring healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (2) placing restrictions on beer and CSD consumption.

Environmental laws in the countries where we operate are mostly related to (1) the conformity of our operating procedures with environmental regulation and standards regarding, among other issues, the emission of gas and liquid effluents and (2) the disposal of one-way packaging.

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

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic. In 2020, sales volumes of PepsiCo products represented approximately 30% of our total NAB sales volumes in Brazil, nearly 47% of our total NAB sales volumes in the Dominican Republic and 99% of our NAB sales volumes in Argentina, 96% in Bolivia and 99% in Uruguay.

Red Bull

We have a long-term distribution agreement with Red Bull, providing for the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2020, the ABI brands sold by Labatt represented approximately 70% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

We also have a licensing agreement with ABI which allows us to exclusively produce, distribute and market Budweiser in Brazil. We also have certain arrangements to sell and distribute Budweiser products in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

We also have a cross-licensing agreement with ABI through which we are allowed to produce, bottle, sell and distribute beer under the Stella Artois and Becks brands in Latin America and Canada on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma in Europe, Asia, Africa and the United States on an exclusive basis. Ambev has agreed not to directly or indirectly produce, bottle, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa and the United States. As a result, in June 2005 we launched Stella Artois in Brazil and, since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

We also have ABI’s subsidiary, Metal Container Corporation, as one of our can suppliers.

We have also a licensing agreement with Grupo Modelo, S. de R.L. de C.V. ("Cervecería Modelo" - formerly Grupo Modelo, S.A.B. de C.V.), a subsidiary of ABI, to produce, import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries, including Brazil, as well as in Canada.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2020, represented as a percentage of gross sales, was: 43.8% in Brazil; 21.5% in Canada; 9.0% in Central America; 47.8% in the Dominican Republic; 21.0% in Panama; 1.8% in Cuba; 8.5% in Barbados; 26.0% in Argentina; 35.6 % in Bolivia; 24.2% in Chile; 11.7% in Paraguay; and 29.8% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our NAB products in 2020, represented as a percentage of gross sales, was: 36.1% in Brazil; 18.0% in the Dominican Republic; 7.0% in Panama; 17.3% in Argentina; 28.1% in Bolivia; and 30.1% in Uruguay.

Changes to Brazilian Taxes on Beverages

In January 2015, it was enacted Law No. 13,097 by the Brazilian federal government, introducing a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the IPI Excise Tax, the PIS Contribution and the COFINS are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation (in force from 2009 to 2015), the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem). As to this new taxation model introduced by Law No. 13,097, Decree No. 8,442/2015 brought temporary reductions on the tax rates applicable to beers and soft drinks, which are no longer applicable as of January 2018. Without such reduction, PIS Contribution and COFINS rates have increased between 5% and 11% over the previously reduced rates for breweries – except for special beers with limited production which have 75% or more of barley malt by weight on the original extract as a source of sugar.

In 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which became effective in early 2019. In 2019, the State of Maranhão decreased the non-alcoholic beverages ICMS Value-Added Tax rates, which became effective in early 2020. In 2020, no Brazilian state raised ICMS Value-Added Tax rate for either beer or non-alcoholic beverages.

In May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 changing the IPI taxation applicable on transactions with concentrate units, consequently reducing the value of the IPI presumed credits registered by Ambev on acquisitions from companies located in the Manaus Free Trade Zone from 20% to 4%. Due to the severe effects of such change, the Brazilian Federal Government enacted Decree No. 9,514/2018 to make a gradual change of the IPI taxation, as follows: (1) taxation of 12% in the first half of 2019; (2) taxation of 8% in the second half of 2019; and (3) taxation of 4% from 2020 onwards. In July 2019, the Brazilian Federal Government enacted Decree No. 9,897/2019 determining the application of the 8% rate until September 30, 2019 and implementing a 10% rate from October 1, 2019 to December 31, 2019, maintaining the rate of 4% effective as of January 2020. In February 2020, Decree No. 10,254/2020 was issued, increasing the IPI rate to 8% for the specific period from July 1, 2020 to November 30, 2020. In October, 2020, a new decree (10,523/2020) was issued to establish the 8% rate from February 2021 onwards.

C.       Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1%% of our total and voting capital stock (excluding treasury shares) as of December 31, 2020.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2020. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2020 based on total share capital owned.

Organizational Structure

Ambev S.A.
DAHLEN
Ambev S.A. 100,00%
Hohneck Arg
Ambev S.A. 100%
Lambic SA
Ambev S.A. 100,00%
Hohneck Chile
Hohneck Arg 99,9998%
Others 0,0002%
DUNVEGAN
Hohneck Chile 47,69%
Hohneck Arg 52,31%
Lambic Chile
Lambic S.A. 99,99999%
Others 0,00001%
NCAQ
Lambic Chile 99,99999995%
Dunvegan 0,00000005%
TENEDORA
Ambev S.A 80,61%
ELJ 15,00%
Arosuco 4,39%
Ambev Lux S a r L
Ambev S.A. 100.0%
AMPAR
Ambev Luxembourg 100,00%
CND
Tenedora 99,67%
Others 0,33%
Labatt Brewing
Ambev Luxembourg 100,00%
CAC region subsidiaries
Canada region subsidiaries
Linthal ROU
Ambev Luxembourg 100,00%
LASI
Linthal 100,0%
Cerbuco
Ambev Luxembourg 100,00%
Cerv. y Malteria Quilmes
LASI 94,74%
Linthal 5,01%
Others 0,25%
Bucanero
Cerbuco 50,00%
Coralsa 50,00%
LAS region subsidiaries
Cerv. Paraguaya S.A
LASI 87,14%
FNC 0,22%
Others 12,64%
LAScan Beverage Co
LASI 100,00%
Inv. Bemberg Chile
LASI 99,999%
Mulpún S.A 0,001%
Cerveceria Boliviana
LAScan BC 85,34%
Others 14,66%
Cerveceria Chile
LASI 97,283%
Inv. Bemberg 2,717%
Mulpún S.A 0,0000%
AROSUCO
Ambev S.A. 99,99999997%
_RPO 0,00000003%
HBSIS
Arosuco 100,0%
Menupontocom
Arosuco 75,00%
Outros 25,00%
Donus Soluções
Arosuco 100,00%
CRBS
Arosuco 99,98948%
Ambev S.A. 0,01052%
RTD Luxembourg S.a.R.L.
CRBS S/A 100,00000%
Cervejaria ZX S.A.
Ambev S.A. 99,9999999%
Arosuco 0,0000001%
Cervejaria Pratinha
Cervejaria ZX 100,00%
ZXCommerce Ltda
Cervejaria ZX 100,00%
LIZAR
Ambev S.A. 99,9999%
Arosuco 0,0001%
R P O
Ambev S.A. 99,9982%
CRBS 0,0018%
ZXExperience Bares
RPO 99,9999%
Ambev S.A. 0,0001%
B Blend Maquinas
Ambev S.A. 50,00%
Whirlpool 50,00%
Bebidas Fantásticas
Ambev S.A. 99,999999%
CRBS 0,000001%
Incrível Cia Bebidas
B. Fantást. 100,0000%
Cervecería Nacional S.RL
Ambev S.A. 99,00%
Distrib.Comerc. 1,00%
Distrib. Comerc.
Cerv. Nacional SRL 99,00%
Ambev S.A. 1,00%
Mar del Sur Logística, S.A
Cerv. Nacional SRL 100,00%
JALUA
Ambev S.A. 100,00%
MONTHIERS
Jalua 100,00%
Ind.del Atlântico
Monthiers 50,00002%
Others 49,99998%
CYMPAY
Monthiers 99,93%
Others 0,07%
PAMPA
Ambev S.A. 60,00%
Monthiers 40,00%
MUSA
Malt. Pampa 100,00%
Brazilian Companies
Offshore Companies

D.       Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2020, our aggregate beer and non-alcoholic beverages production capacity was 250.8 million hectoliters per year. In 2020, the total production at the facilities set forth below was equal to 163.4 million hectoliters.

The following is a list of our principal production facilities as of December 31, 2020:

Brazil
Plant	Type of Plant
Almirante Tamandaré, Paraná	Soft Drinks
Anápolis, Goiás	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cuiabá, Mato Grosso	Mixed
Estancia, Sergipe	Mixed
Guarulhos, São Paulo	Beer
Itapissuma, Pernambuco	Mixed
Jacareí, São Paulo	Beer
Jaguariúna, São Paulo	Mixed
Juatuba, Minas Gerais	Mixed
Jundiai, São Paulo	Soft Drinks
Lages, Santa Catarina	Beer
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Pirai, Rio de Janeiro	Mixed
Ponta Grossa, Paraná	Beer
Rio de Janeiro, Rio de Janeiro	Mixed
São Luis, Maranhão	Beer
Sapucaia do Sul, Rio Grande do Sul	Soft Drinks
Sete Lagoas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Uberlândia, Minas Gerais	Beer
Viamão, Rio Grande do Sul	Mixed
Crown Manaus, Amazonas	Crown Cap
Glass Rio, Rio de Janeiro	Glass Bottles
Label São Paulo, São Paulo	Labels
Malt. Navegantes, Rio Grande do Sul	Malt
Malt. Passo Fundo, Rio Grande do Sul	Malt
Cans Minas, Minas Gerais	Cans
Contagem, Minas Gerais	Bag in box plant
SAZ Zitec Research Pilot Brewery, Rio de Janeiro	Research Plant
Wals, Minas Gerais	Beer
Colorado, São Paulo	Beer
Bohemia, Rio de Janeiro	Beer
Pratinha, São Paulo	Beer
Joao Pessoa, Paraíba	CO2 Plant
SD Aromas, Manaus	Soft Drinks Kits

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Acheral, Argentina	Beer
Cordoba, Argentina	Soft Drinks
Corrientes, Argentina	Mixed
Manantial, Argentina	Soft Drinks
Mendoza, Argentina	Beer
Pompeya, Argentina	Beer
Quilmes, Argentina	Beer
Zarate, Argentina	Beer
Cerveceria Argentina, Argentina	Beer
Cochabamba, Bolivia	Beer
El Alto, Bolivia	Soft Drinks
Huari, Bolivia	Beer
La Paz, Bolivia	Beer
Sacaba, Bolivia	Soft Drinks
Santa Cruz, Bolivia	Beer
Santiago, Chile	Beer
Ypane, Paraguay	Beer
Minas, Uruguay	Beer
Montevideo, Uruguay	Mixed
Malt. Pampa, Argentina	Malt
Crown Coroplas, Argentina	Crown Cap
Malt Tres Arroyos, Argentina	Malt
Can Oruro, Bolivia	Cans
Glass Ypane, Paraguay	Glass Bottles
Malt Nueva Palmira, Uruguay	Malt
Malt Paysandu, Uruguay	Malt
Hop Fernandez Oro, Argentina	Hops Pellets
Zarate Research Pilot Brewery, Argentina	Research Plant
Patagonia, Argentina	Beer
Dante Robino, Argentina	Wine
Tarija, Bolivia	Beer

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer/RTD
London	Beer/RTD
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer/Spirits
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith	Beer
Goodridge&Williams……………………………………………………………………………	RTD/Spirits
61

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We have prepared our audited consolidated financial statements as of December 31, 2020, 2019 and 2018 and for the three years ended December 31, 2020 in reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Impact of Ongoing COVID-19 Pandemic

A novel strain of coronavirus, COVID-19, was first identified in China in December 2019 and became a global pandemic in March 2020. As the pandemic progressed, the significant changes in consumer behavior and channel dynamics that started in mid-March affected the full year results with meaningful impact to our profitability, as governments imposed restrictions that varied in terms of scope and intensity in response to COVID-19.

Although still in a very volatile environment, during the whole year the countries we operate and our operations were differently affected. In some cases, mandatory quarantines, restrictions on travel, commercial and social activities and ban on the distribution, sale and consumption of alcoholic beverage.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company's total volume.

During 2020, the implementation of the Company's strategy, the gradual reduction of restrictions in some regions and the impact of government aid to the community drove a gradual improvement in volume performance in most of our operations, especially in Brazil. Our strategy for 2021 will continue to be built around innovation, technology and collaboration with our ecosystem. Given that the challenges brought by the COVID-19 pandemic remain a reality, we believe operational excellence and financial discipline will once again make a difference as we work towards a consistent recovery of our top line and bottom line performance. As was the case in 2020, we continue to expect the former to recover faster than the latter. The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Operations—The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow”, and other risk factors included herein and “—Trend Information” below.

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

Accounting policies for the recognition of extemporaneous tax credits and debts – The accounting policy for the recognition of extemporaneous (related to previous periods) tax credits and debits considered the account origin of the credit or debit up to September 30, 2020. For example, “cost of products sold” is the account of origin for the extemporaneous tax credits or debits related to the acquisition of raw materials. In the same way depreciation expenses is the account of origin of extemporaneous tax credits or debits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently up to the third quarter of 2020, credits referring to the exclusion of circulation of goods and services tax (“ICMS”) from the social integration program (“PIS”) and contribution to the financing of social security (“COFINS”) calculation base have been recognized as a reduction in sales tax expenses, with a positive effect on Net Revenue.

In the third quarter of 2020 the Company (i) obtained final favorable decisions on: (a) lawsuits involving controlled companies claiming refunds of the PIS and COFINS portion calculated with the inclusion of the ICMS and/or ICMS-ST relating to the period from 1990 onward, and (b) lawsuits involving the Company and its controlled companies, specifically for the period in which the Special Beverage Regime – (“REFRI”) was in place (2009 to 2015), and (ii) is awaiting decisions in lawsuits related to the current taxation model (“New Tax Model”) from 2015 onwards. The amounts involved in these lawsuits, referred to in items (i.b) and (ii), are significantly higher than those previously recognized, both for credits of the same type, as for recoveries or tax payments.

The Company changed its accounting policy to one which better reflects the effects of the recognition of credits arising from final favorable decisions in the lawsuits mentioned above. The previous accounting policy could have given a distorted analysis of the performance for the year, due to the significant increase in the value of credits, so the Company changed its accounting policy to record credits and other extemporaneous tax payments, of any nature, in Other Operating Income (expenses) and, thus is no longer following the original accounting treatment. However, this change in accounting policy does not impact the Net Income, or any of the other balance sheet schedules previously presented, or the amounts recorded in the financial results. The change in accounting policy did not apply for state amnesties which are presented separately in income statement given their one-off exceptional nature, please refer to Note 8 of our audited financial statements included elsewhere in this form.

As determined by IAS 8, the new accounting policy is applicable from October 1, 2020 and, for comparative purposes, the relevant balances of extemporaneous credits and debits for 2019 have been reclassified from the account of origin to “Other Income and Expenses”. The balances for the year ended December 31, 2018, were not reclassified for this change in accounting policy as the amount is deemed immaterial.

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

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on January 1, 2018:

•	IFRS 9 Financial Instruments, which replaces IAS 39 Financial Instruments: Recognition and Measurement for periods beginning after January 1, 2018, introduces new requirements for the classification of financial assets, that depends on the entity’s business model and the contractual characteristics of the cash flow of the financial instruments; defines a new expected-loss impairment model that will require more effective recognition; and introduces a substantially-reformed model for hedge accounting, with enhanced disclosures about risk management activity. The new hedge accounting model represents a significant revision of the policy and aligns the accounting treatment with the risk management activities. IFRS 9 also removes the volatility in the result caused by changes in the credit risk of liabilities determined to be measured at fair value. We have applied IFRS 9 Financial Instruments as of the effective date, without restatement of the comparative information for the period beginning January 1, 2017. Consequently, the classification and measurement of the financial instruments for the comparative periods follow the requirements under IAS 39. We performed an impact assessment and concluded that IFRS 9 Financial Instruments does not impact materially our financial position, financial performance or risk management activities.
•	IFRS 15 Revenue from Contracts with Customers requires that the revenue recognition be done depict the transfer of goods or services to customers on amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. The new standard for periods beginning on after January 1, 2018 result in more and enhanced disclosures about revenue, provide guidance for transactions that were not previously addressed comprehensively (for example, service revenue and contract modifications) and improve guidance for multiple-element arrangements. We have applied IFRS 15 Revenue from Contracts with Customers as of the effective date, January 1, 2018, in accordance with the modified retrospective application. Under this approach, the cumulative effect of initially applying IFRS 15 must be recognized as an adjustment to the opening balance of equity, in Retained earnings, at the date of initial application without the restatement of prior periods. On the implementation date, the adjustment to the opening balance of equity resulted in a decrease of the Retained earnings by R$355,383, to reflect the changes in accounting policies related to certain rebates granted to customers that, in accordance whit the IFRS 15, should be tied to the transaction price underlying 2017 revenue.

The following standards issued by the International Accounting Standards Board became effective for annual periods beginning on January 1, 2019:

•	IFRS 16 Leases replaces the current lease accounting requirements and introduces significant changes in the accounting. This change removes the distinction between operating and finance leases under IAS 17 Leases and related interpretations and requires a lessee to be recognized as right-of-use asset and a liability classified according to the contract period. Having adopted the standard as of January 1, 2019, we have adopted the retrospectively presentation for the consolidated financial statements. The impact to the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments, recognition of depreciation expenses of right-of-use assets in the income statement, recognition of interest expenses in the financial result on the lease liabilities in the income statement, and the segregation of the payment of the leases by a principal portion presented within the financing activities and an interest component presented within the operational activities in the cash flows. The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16 determines that the contract contains a lease if it transmits to the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments. We have carried out an inventory of the contracts, evaluating whether or not they contain a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the leasing operations of real estate from third parties, trucks, cars, forklifts and servers. Short-term (12 months or less) and low value (US$5,000 or less) leases were not subject to this analysis, as permitted by the standard. For these contracts, we will continue to recognize a lease expense on a straight-line basis, if applicable. When measuring lease liabilities, we discounted lease payments using the incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.
65

Financial statements in hyperinflationary economies

Hyperinflation accounting as prescribed by IAS 29 stipulates that non-monetary assets and liabilities, equity and income statement of subsidiaries operating in hyperinflationary economies must be adjusted to reflect changes in the general purchasing power of the local currency applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or the current cost approach, must be stated in terms of the unit of measurement current in force at the end of the reporting period and translated into Brazilian real at the period closing exchange rate.

In July 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29.

Goodwill

Goodwill arises on acquisitions of subsidiaries, associates and joint arrangements. Goodwill is determined as the excess (1) of the consideration paid; (2) the amount of any non-controlling interests in the acquiree (when applicable); and (3) the fair value, at acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired as at the date of acquisition. All business combinations are accounted for using the purchase method.

In conformity with IFRS 3 Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment at least annually, or whenever there are indications that the cash generating unit (“CGU”) to which the goodwill has been allocated could be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the CGU or joint operation to which it relates and translated to reais using the year-end exchange rate.

Regarding associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint ventures.

If our interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the costs of the business combination such excess is recognized immediately in the income statement.

Expenditure on internally generated goodwill is expensed as incurred. Goodwill includes the effects of the predecessor basis of accounting.

Business Combinations Between Entities Under Common Control

Business combinations between entities under common control have not been addressed by IFRS’s. IFRS 3 is the standard that shall be applied to business combinations, however it explicitly excludes business combinations between entities under common control from its scope.

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

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value as at the transfer date. If the book value of the assets and liabilities transferred by the parent is different from the historical cost recorded by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, in as a counter-entrypart to shareholders' equity against the carrying value adjustments.

Swap of assets

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company (i.e. above the level of the consolidated financial statements) the Company assesses the existence of: (i) any conflicts of interest; and (ii) the economic substance and purpose of the transaction. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and a fair impact on the amount of the distributable results to our shareholders, specially the non-controlling interests. This policy also includes assets acquired through the swapping of non-cash assets, or swaps with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined based on the book value of the assigned asset.

Whenever there is a distribution of assets that are not recorded as cash, the asset, before its distribution, is recorded at its fair value in the income account. This procedure is applicable to the distributions in which the assets are equal in nature and therefore can be treated equitably. However, similarly to IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we apply these procedures as part of our accounting practices. We also apply the same procedure to sales (products, supplies, etc.) to our controlling entity, where the positive result of the sale is recognized in the income account.

Joint Arrangements

Joint arrangements are all entities over which we share control with one or more parties. Joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Employee Benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada - (“IAPP”), post-employment dental benefits and post-employment medical benefits are managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its participants, considering the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefit obligations are funded using the returns on the assets of the Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its profits to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution plans and/or medical and dental assistance plans for the employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

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

Defined Benefit Plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation level.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account that each period of service as giving rise to an additional unit of benefit and measures each such unit separately. Based on this method, the cost of providing pensions is charged to the income statement over the period of service of the employee. The amounts charged to the income statement consist of current service costs, interest costs, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the respective obligation and the fair values of the plan assets.

Past service costs arise from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of: (i) when the settlement/curtailment occurs; or (ii) when the Company recognizes the related restructuring or termination costs, unless those changes are conditional upon the employee’s continued employment, for a specific period of time (the period in which the rights are acquired). In such cases, the past services costs are amortized using the straight-line method over the period in during which the rights were acquired. Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in carrying value adjustments.

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

Other Post-Employment Obligations

We and some of our subsidiaries provide post-employment medical benefits, the reimbursement of certain medication expenses and other benefits to certain retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination Benefits

Termination benefits are recognized as expenses at the earlier of: (1) when we are demonstrably committed, without a realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date, and (2) when we recognize costs for a restructuring.

Deferred and Current Income Tax and Social Contribution

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or other equity accounts. In these cases, the tax effect is also recognized directly in comprehensive income or equity account (except interest on shareholder’s equity – see Note 3(i) to our consolidated financial statements).

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

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2020, 2019 and 2018 was 30.3%, 28.9% and 30.1%, respectively. For the years ended December 31, 2020, 2019 and 2018, our IFRS effective tax rate was 13.1%, 5.8% and 13.5%, respectively.

The main events that impacted the effective tax rate in 2020 were:

•	government subsidies for sales taxes: we have state tax incentives within certain local manufacturing that when reinvested are not taxed for income tax purposes, which explains the impact in the effective tax rate. The amounts above are impacted by fluctuations in production volumes, pricing and eventual fluctuations in state taxation rates;
•	deductible interest on net equity: under Brazilian law, companies have the option to distribute interest on equity, or JCP, calculated based on the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation; in 2020 we distributed approximately R$ 6.509,5 million as interest on equity, of which R$ 2.213,2 million was deductible, resulting in a tax impact of approximately R$ 2.213,2 million;
•	results from intercompany transactions: we make adjustments to reflect the tax scenario in countries in which some of Ambev’s subsidiaries are located and with whom Ambev has intercompany loan agreements. The non-taxability of the income arising from those countries is reflected in the effective tax rate; and
•	foreign income tax complement from offshore subsidiaries: in accordance with Law No. 12,973, we make adjustments to reflect the application of tax credits in relation to profits generated from consolidated and non-consolidated subsidiaries abroad, outside of Brazil.

Financial Instruments and Hedge Accounting

We use financial instruments to implement our risk management strategy and policies. Derivatives are generally used to mitigate the impact of foreign currencies, interest rates, equity prices and commodity prices on our performance. Our financial risk management policy prohibits the use of derivatives when not related to the company’s core business.

Exceptional Items

Exceptional items are those that in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact on the variations in profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, amnesties, acquisitions of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

In the periods discussed below, we conducted our operations through four business segments as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•	Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;
•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2020(2)	2019(1)(2)	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	165,797.9	163,243.0	1.4%
Net sales	58,379.0	52,005.1	12.3%
Net revenue per hectoliter—R$/hl	352.1	318.6	10.5%
Cost of sales	(27,066.1)	(21,678.2)	24.9%
Gross profit	31,312.9	30,326.9	3.3%
Gross margin (%)	53.6%	58.3%	470bps
Sales, marketing and distribution expenses	(14,619.6)	(12,647.5)	15.6%
Administrative expenses	(2,948.5)	(2,680.0)	10.0%
Other operating income/(expenses) net	2,679.4	1,472.7	81.9%
Exceptional items	(452.0)	(397.2)	13.8%
Income from operations	15,972.2	16,074.9	(0.6%)
Operating margin (%)	27.4%	30.9%	350 bps
Net income	11,731.9	12,188.4	(3.7%)
Net margin (%)	20.1%	23.4%	330bps

(1)	The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.
(2)	The Company changed its accounting policy used to account for extemporaneous (related to previous periods) tax credits and debits in 2020. See Note 3 to our audited consolidated financial statements. The year ended December 31, 2019 has been restated for comparative purposes. The years ended December 31,2018, 2017 and 2016 derived from our historical financial statements and were not restated for this change in accounting policy as amounts deemed immaterial.
70

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(46.4)	(41.7)
Gross profit	53.6	58.3
Sales, marketing and distribution expenses	(25.0)	(24.3)
Administrative expenses	(5.1)	(5.2)
Other operating income/(expenses) net	4.6	2.8
Exceptional items	(0.8)	(0.8)
Income from operations	27.4	30.9

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020					2019
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1
Cost of sales	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)
Gross profit	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9
Sales, marketing, distribution and administrative expenses	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)
Other operating income/ (expenses)	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4	1,421.0	85.8	(18.0)	(16.1)	1,472.7
Exceptional items	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)	(328.2)	(17.1)	(51.9)	0.0	(397.2)
Income from operations	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9

Net Sales

Net sales increased by 12.3% in 2020, to R$58,379.0 from R$52,005.1 million in 2019, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2020		2019
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	30,196.5	51.7%	28,129.9	54.1%	7.3%
Beer Brazil	25,953.0	44.5%	23,765.5	45.7%	9.2%
NAB	4,243.5	7.3%	4,364.4	8.4%	(2.8)%
CAC	7,319.3	12.5%	6,757.9	13.0%	8.3%
Latin America South	11,560.8	19.8%	10,028.7	19.3%	15.3%
Canada	9,302.4	15.9%	7,088.6	13.6%	31.2%
Total	58,379.0	100.0%	52,005.1	100.0%	12.3%

	Sales Volumes Year Ended December 31,
	2020		2019
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	111,285.4	67.1%	106,806.7	65.4%	4.2%
Beer Brazil	84,791.7	51.1%	80,263.7	49.2%	5.6%
NAB	26,493.7	16.0%	26,542.9	16.3%	(0.2)%
CAC	11,451.2	6.9%	13,859.5	8.5%	(17.4)%
Latin America South	33,062.4	19.9%	32,991.1	20.2%	0.2%
Canada	9,998.9	6.0%	9,585.7	5.9%	4.3%
Total	165,797.9	100.0%	163,243.0	100.0%	1.6%

	Net Revenue per Hectoliter Year Ended December 31,
	2020	2019	% Change
	(in R$, except percentages)
Brazil	271.3	263.4	3.0%
Beer Brazil	306.1	296.1	3.4%
NAB	160.2	164.4	(2.6)%
CAC	639.2	487.6	31.1%
Latin America South	349.7	304.0	15.0%
Canada	930.3	739.5	25.8%
Total	352.1	318.6	10.5%

Brazilian Operations

Total net sales from our Brazilian operations increased by 7.3% in 2020, to R$30,196.5 from R$28,129.9 million in 2019.

Our net sales of beer in Brazil increased by 9.2% in 2020, to R$25,953.0 from R$23,765.5 million in 2019. This variation is a consequence of a 5.6% increase in volume sold, coupled with an increase in net revenue per hectoliter in 2020. Despite the impacts generated by the COVID-19 pandemic, we were able to grow volumes in the full year as a result of the implementation of our commercial strategy, the success of our innovations and our flexibility and adaptability to changes in the market.

Our net sales of NAB in Brazil decreased by 2.8% in 2020, to R$ 4,243.5 from R$ 4,364.4 million in 2019 mainly due to the restrictions imposed by local governments on people circulation in response to COVID-19 that impacted consumption occasions.

CAC Operations

Net sales from our CAC operations increased by 8.3% in 2020, to R$7,319.3 from R$6,757.9 million in 2019, mainly driven by the restrictions imposed by local governments on people circulation in response to the COVID-19, with a significant impact in our largest countries in the region, Dominican Republic and Panama only partially offset by our revenue management initiatives that had a positive impact in net revenue per hectoliter. Reported variation increased due to currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Latin America South Operations

Net sales from our Latin America South operations increased by 15.3% in 2020, to R$11,560.8 from R$10,028.7 million in 2019, mainly due to the high inflation in Argentina and to currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Canada Operations

Net sales from our Canadian operations increased by 31.2% in 2020, to R$9,302.4 from R$7,088.6 million in 2019. The result was mainly due to the positive volumes in the region driven by market share gains in the premium segment partially offset by a negative net revenue per hectoliter impacted by the channel and package mix that resulted from the restrictions imposed by local governments on people circulation in response to the COVID-19. Reported variation increased mainly due to currency translation impacts as local currency appreciated in relation to the Brazilian real during the period.

Cost of Sales.

Cost of sales increased 24.9% 2020, to R$27,066.1 from R$21,678.2 million in 2019. As a percentage of our net sales, total cost of sales increased to 46.4% in 2020 from 41.7% in 2019.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2020	2019	% Change
	(in R$, except percentages)
Brazil	126.8	113.3	12.0%
Beer Brazil	140.8	125.1	12.6%
NAB	82.0	77.5	5.7%
CAC	288.8	211.7	36.4%
Latin America South	179.6	121.2	48.2%
Canada	370.9	276.4	34.2%
Total	163.2	132.8	22.9%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 16.7% in 2020, to R$14,112.9 from R$12,096.3 million in 2019. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 12.0% in 2020, to R$126.8 from R$113.3 in 2019.

Cost of sales for our Brazilian beer operations increased by 19.0% in 2020, to R$11,941.7 from R$10,037.9 million in 2019, mainly explained by volume growth and the increased weight of aluminum cans in the sales packaging mix.

Cost of sales for our Brazilian NAB segment increased by 5.5% in 2020, to R$2,171.2 from R$2,058.4 million in 2019, mainly due to input costs. The cost of sales per hectoliter increased by 5.7% in 2020, totaling R$82.0 from R$77.5 in 2019, mainly as result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased by 12.7% in 2020, to R$3,307.5 from R$2,934.1 million in 2019 despite our lower volumes sold in the region in 2020, mainly driven by the restrictions imposed by local governments on people circulation in response to the COVID-19, with a significant impact in our largest countries in the region, Dominican Republic and Panama. Reported variation increased due to currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 48.5% in 2020, to R$5,937.4 from R$3,998.0 million in 2019 mainly due to the high inflation in Argentina and the increased weight of aluminum cans in the sales packaging mix and also impacted by currency translation as local currencies appreciated in relation to the Brazilian real during the period.

Canada Operations

Cost of sales for our Canadian operations increased by 39.9% in 2020, to R$3,708.3 from R$2,649.8 million in 2019, mainly due to the increased weight of aluminum cans in the sales packaging mix. Reported variation increased mainly due to currency translation impacts as local currency appreciated in relation to the Brazilian real during the period.

Gross Profit

As a result of the foregoing, gross profit increased by 3.3% in 2020, to R$31,312.9 from R$30,326.9 million in 2019. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2020			2019
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	16,083.6	51.4%	53%	16,033.6	52.9%	57%
Beer Brazil	14,011.3	44.7%	54%	13,727.6	45.3%	58%
NAB	2,072.3	6.6%	49%	2,306.0	7.6%	53%
CAC	4,011.8	12.8%	55%	3,823.8	12.6%	57%
Latin America South	5,623.4	18.0%	49%	6,030.7	19.9%	60%
Canada	5,594.1	17.9%	60%	4,438.8	14.6%	63%
Total	31,312.9	100.0%	54%	30,326.9	100.0%	58%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 14.6% in 2020, to R$17,568.1 from R$15,327.5 million in 2019. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 8.5% in 2020, to R$9,315.6 from R$8,585.7 million in 2019.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 9.4% in 2020, to R$7,933,2 from R$7,252.5 million in 2019, primarily due to the higher volumes and the cost of last mile delivery.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 3.7% in 2020, to R$1,382.4 from R$1,333.2 million in 2019 mainly due to higher distribution costs related to positive volume performance in northern regions of the country.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 7.0% in 2020, to R$1,598.9 from R$1,494.0 million in 2019, mainly due to the disciplined execution of our cost saving initiatives. Reported variation increased due to currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 27.3% in 2020, to R$3,233.3 from R$2,540.5 million in 2019 driven by the high inflation in Argentina, despite effective management of our expenses in the region, and also by currency translation as local currencies appreciated in relation to the Brazilian real during the period.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 26.3% in 2020, to R$3,420.3 from R$2,707.3 as a result of the disciplined execution of our cost saving initiatives that were more than offset by currency translation as local currency appreciated in relation to the Brazilian real during the period.

Other Net Operating Income (Expense)

Other net operating income increased by 81.9% in 2020, to R$2,679.4 from R$1,472.7 million in 2019.This result is mainly explained by the recognition of tax credits related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS in the PIS and COFINS calculation basis.

Exceptional Items

Exceptional items amounted to a R$452.0 million expense in 2020 compared to a R$397.2 million expense recorded in 2019. The expenses recorded in 2020 were mainly due to exceptional expenses incurred in relation to the COVID-19 pandemic, including the actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and additional cleaning of our facilities, as well as donations to the broader community, and restructuring expenses primarily linked to centralization and sizing projects in Brazil and Latin America South.

Income from Operations

As a result of the foregoing, income from operations decreased by 0.6% in 2020, to R$ 15,972.2 from R$16,074.9 million in 2019.

Net Finance Result

Our net finance result decreased by 21.7% in 2020, to an expense of R$2,434.5 from R$3,109.5 million in 2019. This result is mainly explained by the recognition of tax credits related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the taxable basis of the PIS and the COFINS federal taxes.

Our total debt, including current and non-current interest-bearing loans and borrowing, increased by R$1,729.5 million in 2020, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$6,875.0 million in 2020.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$1,762.5 in 2020 from R$754.7 million in 2019. The effective tax rate in 2020 was 13.1%, compared to 5.8% in the previous year. Such increase in our effective tax rate in 2020 was primarily due to an increase in taxable income and a reduction in the interest on equity (IOC) deductibility benefit.

Net Income

As a result of the foregoing, net income decreased by 3,7% in 2020, to R$ 11,731.9 from R$12,188.4 million in 2019.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

In the periods discussed below, we conducted our operations through four business segments as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
75

•	Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;
•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2019 (2)	2018(1)(2)	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	163,243.0	158,716.9	2.9%
Net sales	52,005.1	50,231.3	3.5%
Net revenue per hectoliter—R$/hl	318.6	316.5	0.7%
Cost of sales	(21,678.2)	(19,249.4)	12.6%
Gross profit	30,326.9	30,981.9	-2.1%
Gross margin (%)	58.3%	61.7%	340bps
Sales, marketing and distribution expenses	(12,647.5)	(12,328.5)	2.6%
Administrative expenses	(2,680.0)	(2,363.4)	13.4%
Other operating income/(expenses)	1,472.7	947.3	55.5%
Exceptional items	(397.2)	(86.4)	359.7%
Income from operations	16,074.9	17,150.9	-6.3%
Operating margin (%)	30.9%	34.1%	320bps
Net income	12,188.4	11,347.7	7.4%
Net margin (%)	23.4%	22.6%	(80bps)

(1) The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 - Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies”.

(2) The Company changed its accounting policy used to account for extemporaneous (related to previous periods) tax credits and debits in 2020. See Note 3 to our audited consolidated financial statements. The year ended December 31, 2019 has been restated for comparative purposes. The years ended December 31, 2018, 2017 and 2016 derived from our historical financial statements and were not restated for this change in accounting policy as amounts deemed immaterial.

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019	2018
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(41.7)	(38.3)
Gross profit	58.3	61.7
Sales, marketing and distribution expenses	(24.3)	(24.5)
Administrative expenses	(5.2)	(4.7)
Other operating income/(expenses)	2.8	1.9
Exceptional items	(0.8)	(0.2)
Income from operations	30.9	34.1
76

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
	2019					2018
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1	26,814.2	5,813.9	10,753.9	6,849.3	50,231.3
Cost of sales	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)	(10,014.8)	(2,559.1)	(4,261.7)	(2,413.8)	(19,249.4)
Gross profit	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9	16,799.4	3,254.8	6,492.2	4,435.5	30,981.9
Sales, marketing, distribution and administrative expenses	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)	(8,127.4)	(1,470.9)	(2,580.4)	(2,513.2)	(14,691.9)
Other operating income/ (expenses)	1,421.0	85.8	(18.0)	(16.1)	1,472.7	965.0	20.0	(24.6)	(13.1)	947.3
Exceptional items	(328.2)	(17.1)	(51.9)	0.0	(397.2)	(43.7)	62.4	(88.3)	(16.8)	(86.4)
Income from operations	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9	9,593.3	1,866.3	3,798.9	1,892.4	17,150.9

Net Sales

Net sales increased by 3.5% in 2019, to R$52,005.1 million from R$50,231.3 million in 2018, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2019		2018
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	28,129.9	54.1%	26,814.2	53.4%	4.9%
Beer Brazil	23,765.5	45.7%	23,008.5	45.8%	3.3%
NAB	4,364.4	8.4%	3,805.7	7.6%	14.7%
CAC	6,757.9	13.0%	5,813.9	11.6%	16.2%
Latin America South	10,028.7	19.3%	10,753.9	21.4%	-6.7%
Canada	7,088.6	13.6%	6,849.3	13.6%	3.5%
Total	52,005.1	100.0%	50,231.3	100.0%	3.5%

	Sales Volumes Year Ended December 31,
	2019		2018
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	106,806.7	65.4%	101,642.9	64.0%	5.1%
Beer Brazil	80,263.7	49.2%	77,784.2	49.0%	3.2%
NAB	26,542.9	16.3%	23,858.8	15.0%	11.2%
CAC	13,859.5	8.5%	13,159.8	8.3%	5.3%
Latin America South	32,991.1	20.2%	33,971.2	21.4%	(2.9)%
Canada	9,585.7	5.9%	9,942.9	6.3%	(3.6)%
Total	163,243.0	100.0%	158,716.9	100.0%	2.9%

	Net Revenue per Hectoliter Year Ended December 31,
	2019	2018	% Change
	(in R$, except percentages)
Brazil	263.4	263.8	-0.2%
Beer Brazil	296.1	295.8	0.1%
NAB	164.4	159.5	3.1%
CAC	487.6	441.8	10.4%
Latin America South	304.0	316.6	-4.0%
Canada	739.5	688.9	7.4%
Total	318.6	316.5	0.7%

Brazilian Operations

Total net sales from our Brazilian operations increased by 4.9% in 2019, to R$ 28,129.9 million from R$ 26,814.2 million in 2018.

Our net sales of beer in Brazil increased by 3.3% in 2019, to R$ 23,765.5 million from R$ 23,008.5 million in 2018. The growth is a consequence of a 3.2% increase in sales volume driven by industry expansion resulting from a slight improvement in the consumer environment, coupled with a 0.1% increase in net revenue per hectoliter in 2019, reaching R$ 296.1 that year as a result of a price increase. Despite an overall growth, the Brazilian beer market is still under the continued effects of (1) a high unemployment rate; (2) the slow growth of disposable income; and (3) low consumer confidence.

Our net sales of NAB in Brazil increased by 14.7% in 2019, to R$ 4,364.4 million from R$ 3,805.7 million in 2018 mainly due to a 11.3% increase in sales volume driven by industry expansion driven in part by a slight improvement in the consumer environment, coupled with a 3.1% increase in net revenue per hectoliter in 2019, reaching R$ 164.4 that year as a result of our revenue management initiatives and price increase. Despite an overall growth, the Brazilian NAB market is still under the continued effects of (1) a high unemployment rate; (2) the slow growth of disposable income; and (3) low consumer confidence.

CAC Operations

Net sales from our CAC operations increased by 16.2% in 2019, to R$6,757.9 million from R$5,813.9 million in 2018, mainly driven by (1) a 5.3% increase in sales volume, primarily reflecting better sales in most of the Central America and the Caribbean countries where we operate, resulting from favorable macroeconomic conditions and (2) higher net revenue per hectoliter. Net revenue per hectoliter increased by 10.4% in 2019, reaching R$487.6 that year, as the effect of our price increases was amplified by currency translation due to the appreciation of local currencies in relation to the Brazilian real during the period.

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

Cost of Sales

Cost of sales increased 12.6% in 2019, to R$21,678.2 million from R$19,249.4 million in 2018. As a percentage of our net sales, total cost of sales increased to 41.7% in 2019 from 38.3% in 2018.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2019	2018	% Change
	(in R$, except percentages)
Brazil	113.3	98.5	14.9%
Beer Brazil	125.1	105.6	18.4%
NAB	77.5	75.5	2.8%
CAC	211.7	194.5	8.9%
Latin America South	121.2	125.5	(3.4)%
Canada	276.4	242.8	13.9%
Total	132.8	121.3	9.5%

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

CAC Operations

Cost of sales for our CAC operations increased by 14.7% in 2019, to R$2,934.1 million from R$2,559.1 million in 2018 in line with the corresponding increase in our net sales over the same period, due mainly to (1) increased costs associated with higher sales volumes, (2) increased temporary costs to supply the Panamanian market with no disruption, as our current infrastructure in Panama was unable to support the strong sales volume growth since 2017 leading to production capacity restraints in the country, and (3) the currency translation impact due to the strengthening of local currencies, primarily the peso, in the Dominican Republic, and the dollar, in Panama, in relation to the Brazilian real during the period. On a per hectoliter basis, our cost of sales per hectoliter for our CAC operations increased by 8.9% in 2019, to R$211.7 from R$194.5 in 2018, mainly as a result of the same factors.

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

Canada Operations

Cost of sales for our Canadian operations increased by 9.8% in 2019, to R$2,649.8 million from R$2,413.8 million in 2018, mainly due to (1) the negative impact of currency translation reflecting the strengthening of the Canadian dollar in relation to the Brazilian real over the period, (2) an increase in hedged commodity prices, especially aluminum in 2018, impacting costs in 2019, which was partially offset by a 3.6% decrease in sales volume over the period. Cost of goods sold per hectoliter increased by 13.9% in 2019, to R$276.4 in 2019 from R$242.8 in 2018, mainly as a result of the same factors.

Gross Profit

As a result of the foregoing, gross profit decreased by 2.1 % in 2019, to R$ 30,326.9 million from R$30,981.9 million in 2018. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2019			2018
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	16,033.6	52.9%	57%	16,799.4	54.2%	63%
Beer Brazil	13,727.6	45.3%	58%	14,794.3	47.8%	64%
NAB	2,306.0	7.6%	53%	2,005.1	6.5%	53%
CAC	3,823.8	12.6%	57%	3,254.8	10.5%	56%
Latin America South	6,030.7	19.9%	60%	6,492.2	21.0%	60%
Canada	4,438.8	14.6%	63%	4,435.5	14.3%	65%
Total	30,326.9	100.0%	58%	30,981.9	100.0%	62%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 4.3% in 2019, to R$15,327.5 million from R$14,691.9 million in 2018. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 5.6% in 2019, to R$8,585.7 million from R$8,127.4 million in 2018.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 2.9% in 2019, to R$7,252.5 million from R$7,050.4 million in 2018, primarily due to (1) increased administrative expenses, driven by higher variable compensation accruals, (2) inflation-increases in distribution expenses, and (3) higher depreciation, which were partially offset by lower sales and marketing expenses due to efficiency gains.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 23.8% in 2019, to R$1,333.2 million from R$1,077.0 million in 2018, mainly due to (1) higher sales and marketing expenses, reflecting the volume growth and our continued investment in our brands, and (2) slightly higher distribution expenses, mainly driven by inflation, (3) higher depreciation, and (4) an increase in administrative expenses, mainly due to higher variable compensation accruals.

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

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 7.7% in 2019, to R$2,707.3 million from R$2,513.2 million in 2018, mainly as a result of (1) the currency translation effect resulting from the appreciation of the Canadian Dollar over the period, (2) higher administrative expenses, due to higher variable compensation accruals, partially offset by lower distribution and sales and marketing expenses, resulting from efficiency gains.

Other Net Operating Income (Expense)

Other Net Operating Income increased by 55.5% in 2019, to R$ 1.472,7 million from R$ 947.3 million in 2018, mainly explained by the recognition of tax credits related to a 2017 Brazilian supreme court decision that declared unconstitutional the inclusion of the ICMS in the PIS and COFINS calculation basis recognized in 2019, only partially offset by a decline in government grants related to state vat long-term tax incentives in Brazil, due to revenue geographic mix and the expiration of a tax incentive in the state of Santa Catarina.

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

Net Finance Result

Our net finance result decreased by 22.8% in 2019, to R$3,109.5 million from R$4,030.3 million in 2018. This result is mainly explained by (1) higher interest income, driven by our cash balance, mainly in Brazilian reais, US dollars and Canadian dollars, and the recovery of a tax claim, and (2) a positive impact resulting from the application of hyperinflationary accounting as prescribed by IAS 29, since the effect of the adjustment for cumulative inflation, from January 1, 2019, of non-monetary assets on the balance sheet of our operations in Argentine was reported in a dedicated account in the finance results.

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

Our total debt, including current and non-current debt, decreased by R$1,040.8 million in 2019, while our cash and cash equivalents less bank overdrafts and current investment securities increased by R$438.4 million in 2019.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$754.7 million in 2019 from R$1,773.9 million in 2018. The effective tax rate in 2019 was 5.8%, compared to 13.5% in the previous year. Such decrease in our effective tax rate in 2019 was primarily due to a higher tax benefit resulting from a higher payment of interest on shareholders’ equity.

Net Income

As a result of the foregoing, net income increased by 7.4% in 2019, to R$ 12,188.4 million from R$ 11,347.7 million in 2018.

B.       Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2020 and 2019. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Opex expenses, such as raw and packaging material, sales & marketing investments and overheads;
•	debt service;
•	capital expenditures;
•	payments of dividends and interest on shareholders’ equity;
•	increases in ownership of our consolidated subsidiaries or companies in which we have equity investments;
•	investments in companies participating in the brewing, NAB and malting industries; and
•	investments in companies that address emerging consumer’s needs, such as ZX Ventures, Ztech, Future Beverages and technology.

Our cash and cash equivalents and current investment securities at December 31, 2020 and 2019 were R$18,790.3 million and R$ 11,915.3 million.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

During the 2020 COVID-19 pandemic, the market faced uncertainty about the period for the restrictions imposed by each government on commercial and operational activities, on the circulation of people and on the sale, distribution and consumption of alcoholic beverages, as well as the economic effects on the financial market and exchange rates. As a consequence, Ambev raised R$ 3,6 billion in new debt to improve its liquidity. As volume and profitability partially recovered towards the end of 2020, more than 50% of the loans were already settled. As the scenario and the market conditions remain uncertain, Ambev may enter into new debts to protect its liquidity.

Cash Flows

Ambev entered the second quarter of 2020 with two main priorities: (i) ensure our solid financial position by preserving liquidity in the short and long term and (ii) navigate the “new normal” brought by COVID-19 pandemic, protecting our people and adapting to changes while continuing to invest in what the Company believed would be a competitive advantage going forward: consumer centricity, client service level, digital transformation, innovation and strengthening our ties with the broader ecosystem.

We managed to protect our liquidity, while working with our suppliers, wholesalers and customers. What was already a robust liquidity profile was further strengthened as we accessed the credit markets in select countries to enhance our liquidity position.

Also, the Company revisited its cost structure and expenses, reprioritizing trade spend given changes in channel mix (by redirecting certain trade spent for the off-trade), renegotiating commercial contracts and reassessing the calendarization of its spend  (postponing certain marketing campaigns), outsourcing less and leveraging more internal capabilities (internalizing activities such as marketing campaigns and promotion of livestream concerts), and reducing discretionary expenses (including travel-related expenses).

On the other side, the Company continued to invest in the future, preserving key sales and marketing investment behind the renovation of its portfolio and behind innovation. Even though we reviewed our capital investment plans, Ambev still invested a significant amount of money behind the safety of our people, the quality of our products, our commercial priorities and big bets for the future, and technology-related initiatives.

Despite the strong volatility on a quarterly basis, full year cash flow from operating activities grew 2.6%, and we managed to further strengthen our solid liquidity position, which proved critical in the very volatile operating environment of 2020, which we expect to continue into 2021.

Operating Activities

Cash flows from our operating activities increased by 2.6% in 2020, to R$18,855.8 million from R$18,381.3 million in 2019, mainly as a result of the increase in trade and other payables given a higher spend led by prices, FX and a strong fourth quarter in 2020 in beer production perspective.

Investing Activities

Cash flows used in our investing activities increased by 40.5% in 2020, to R$6,799.6 from R$4,838.6 million in 2019, mainly explained by the increase in net proceeds of debt securities.

Financing Activities

Cash flows used in our financing activities decreased by 30.0% in 2020, to R$8,602.0 from R$12,283.5 million cash outflow in 2019, mainly driven by larger proceeds from borrowing in order to increase our liquidity position.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2020
Debt Instrument	2021	2022	2023	2024	2025	Thereafter	Total
	(in R$ million, except percentages)
BNDES Currency Basket Debt Floating Rate:
Currency Basket Debt Floating Rate	0	0	0	0	0	0	0
UMBNDES + Average Pay Rate	0	0	0	0	0	0	0
International Debt:
Other Latin America Currency Floating Rate	0	0	0	0	0	0	0
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	436.3	95.3	9.7	7.2	14.2	27.2	590.0
Average Pay Rate	8.11%	8.11%	8.11%	8.11%	8.11%	8.11%	-
US$ Fixed Rate	4.9	-	-	-	-	-	4.9
Average Pay Rate	4.19%	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	64.9	54.8	51.1	42.8	24.7	104.3	342.6
Average Pay Rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	-
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	11.6	12.3	12.3	13.4	14.7	96.9	161.2
TJLP & TR + Average Pay Rate	9.33%	9.33%	9.33%	9.33%	9.33%	9.33%	-
Reais Debt – ICMS Fixed Rate:
Notional Amount	36.7	34.1	20.7	3.0	5.6	35.5	135.7
Average Pay Rate	4.54%	4.54%	4.54%	4.54%	4.54%	4.54%	-
Reais Debt –Fixed Rate:
Notional Amount	1,333.1	337.0	278.2	169.1	195.0	393.1	2,705.5
Average Pay Rate	5.42%	5.42%	5.42%	5.42%	5.42%	5.42%	-
Reais Debt – Floating Rate:
Notional Amount	851.3	1.1	-	-	-	-	852.4
Average Pay Rate	3.90%	3.90%	-	-	-	-	-
Total Debt	2,738.8	534.6	372.0	235.6	254.2	657.1	4,792.2

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) fixed, for the 2021 debentures; (2) Long-Term Interest Rate (Taxa de Juros de Longo Prazo), or the TJLP, for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or the BNDES; (3) the Interest Rate Benchmark (Taxa Referencial), or TR, for Bank Credit Notes (Cédula de Crédito Bancário) and (4) floating for international loans. For further information, see Note 23 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2020 and 2019:

	Net Cash Consolidated Position As of December 31,
	2020			2019
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(2,232.7)	(506.1)	(2,738.8)	(474.3)	(178.9)	(653.1)
Long-term debt	(1,622.1)	(431.4)	(2,053.5)	(1,881.9)	(527.7)	(2,409.7)
Total	(3,854.8)	(937.4)	(4,792.3)	(2,356.2)	(706.6)	(3,062.8)
Cash and cash equivalents (net of bank overdrafts)			17,090.3			11,900.7
Current Investment securities			1,700.0			14.6
Net cash position			13,998.0			8,852.5

(1)	LC refers to our local currency indebtedness.
(2)	FC refers to our foreign currency indebtedness.
84

Short-term Debt

As of December 31, 2020, our short-term debt totaled R$2,738.8 million, 18.5% of which was denominated in foreign currencies. As of December 31, 2019, our short-term debt totaled R$653.1 million, 27.4% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2020, our long-term debt, excluding the current portion of long-term debt, totaled R$ 2,053.5 million, of which R$ 1,622.1 million was denominated in local currency. As of December 31, 2019, our long-term debt, excluding the current portion of long-term debt, totaled R$2,409.7 million, of which R$1,881.9 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2020
Long-term Debt Maturity in:	(in R$ million)
2022	534.6
2023	372.0
2024 and Later	1,146.9
Total	2,053.5

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

On April 14, 2020, Ambev completed the first issuance of commercial promissory notes, in a single series, in the total amount of R$ 850,000,000.00, under the terms of CVM Ruling 566. The notes were publicly distributed with restricted efforts, according to CVM Ruling No. 476, with a maturity of 365 days. The proceeds were used to fund the Company's working capital and interests under the notes correspond to 100% of the daily average rates of DI - Interbank Deposits of one day plus 2.60% per year.

As of December 31, 2020, our local currency long-term debt borrowings consisted primarily of the 2021 debentures and BNDES debts. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), the Enterprise Financing Program (FINEM) and leasing of furniture, vehicles, machinery and equipment.

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2020 was R$135.6 million with a current portion of R$36.7 million, and R$98.9 million as non-current. Percentages deferred typically range from 50% to 80% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 80% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2020 and 2019, we recorded R$1,489.42 million and R$1,842.2 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2020, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$ 4,692.7 million consisting of R$ 3,114.9 million for our Brazil business segment, R$ 492.3  million for our CAC business segment, R$ 621.8 million related to investments in our Latin America South operations and R$ 463.7 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

C.       Research and Development

Although the COVID-19 pandemic has created significant challenges for our business, it has also accelerated consumer trends that we have been investing on, primarily reinforcing the need for an innovative, consumer-centric mindset and advancing our business transformation enabled by technology. Innovation has become one of the main pillars of our business and front and center to our commercial strategy and despite a detailed revision of our discretionary expenses in order to ensure our liquidity, research and development is and continued to be seen as fundamental for us to continue providing our consumers with innovations.

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (UFRJ). This new center (ZITEC – Zone Innovation and Technology Center) replaces the previous R&D structure based in Guarulhos. ZITEC commenced operations in the final months of 2017, ramping up activities in 2018, in order to accelerate product innovation by developing new liquids and the most modern packaging to assure continuous product differentiation and yearly increases in quality and efficiency. One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. ZITEC made it possible for Ambev to reduce the time to launch innovations, from eight to four months. In 2020, continuing with our innovation driven strategy, we launched Berrió and Esmera, two brands made with local crop productions from in the States of Piauí and Goiás, respectively, Andes Origens and the most successful innovation in Ambev’s history, Brahma Duplo Malte. Another objective of the development center is to carry out studies of consumer perception and behavior, in order to capture future trends. The investment made in the center in the last three years was approximately R$180 million, including the installation, in 2018, of solar panels that produce enough energy to supply 100% of the center’s operations and the renovations, in 2019, of production lines in the prototype laboratory.

D.       Trend Information

Our strategy for 2021 will continue to be built around innovation, technology and collaboration with our ecosystem. Given that the challenges brought by the COVID-19 pandemic remain a reality, we believe operational excellence and financial discipline will once again make a difference as we work towards a consistent recovery of our top line and bottom line performance. As was the case in 2020, we continue to expect the former to recover faster than the latter.

In 2021 we will face more significant transactional FX as well as commodity headwinds, both of which will put pressure on our EBITDA margin. Our average hedge rate for the BRL versus the USD for 2021 is 5.29 (+31.9%). As a result, we expect our cost of goods sold excluding depreciation and amortization per hectoliter to increase in the low-twenties in Brazil Beer.

Volume growth coupled with improved NR/Hl performance, thanks to the implementation of our commercial strategy and better mix, will be two of the key drivers for us to partially offset the cost headwinds.

With respect to our business in LAS, our focus will be on growing the category through premiumization and smart affordability initiatives, together with further developing our technology platforms to better serve our customers and consumers. In CAC, we continue to see an opportunity to drive per capita consumption through innovation, as well as drive growth of our core plus and premium brands. Finally, in Canada, we aim to maintain commercial momentum behind our core plus and premium brands, while also continue tapping into different consumer occasions with our beyond beer portfolio based on our category expansion framework.

The outlook for 2021 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2020 Compared to Year Ended December 31, 2019” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.       Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials,” under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements,” Note 29 to our consolidated financial statements, “Collateral and contractual commitments with suppliers, advances from customers and other.” Off-balance sheet items include future commitments of R$ 17,768.4 million as of December 31, 2020, as set forth in the table below:

Contractual Obligation	As of December 31, 2020
(in R$ million)
Purchase commitments with respect to property, plant and equipment	446.7
Purchase commitments with respect to raw materials	2,128.5
Purchase commitments with respect to packaging materials	13,611.5
Other commitments	1,581.9
Total	17,768.4
87

F.       Commitments and Contingencies (Tabular Disclosure of Contractual Obligations)

The following table and discussion provide additional disclosure regarding our material contractual obligations and commercial commitments as of December 31, 2020:

	Payments Due by Period
Contractual Obligations*	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(in R$ million)
Short-term and long-term debt	3,063.5	2,485.9	218.7	70.7	288.3
Leases liabilities	2,715.0	532.7	956.4	566.2	659.7
Trade and other payables	25,565.7	21,082.4	3,931.1	294.8	257.4
Sales tax deferrals	1,950.0	127.1	343.5	125.0	1,354.4
Total contractual cash commitments**	33,294.3	24,228.1	5,449.7	1,056.7	2,559.8
_________________
*	Contractual obligations referred to in the table above do not include tax payments to be made by the Company, except payments made in connection with tax benefits.
**	The long-term debt amounts presented above differ from the amounts presented in the Note Interest-Bearing Loans and Borrowings in the financial statements in that they include our best estimates on future interest payable (not yet accrued) in order to better reflect our future cash flow position as presented in the Note Financial Instruments and Risks.

The above table does not reflect contractual commitments discussed above in “Off-Balance Sheet Arrangements.”

We are subject to numerous commitments and contingencies with respect to tax, labor, distributors and other claims. To the extent that we believe it is probable that these contingencies will be realized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$81.547,1 million as of December 31, 2020. These are not considered commitments. Our estimates are based on reasonable assumptions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases, our expected net impact on the income statement would be an expense for this amount.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of eleven effective members and two alternate members, and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently thirteen. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	82	Co-Chairman and Director	1999	2023
Carlos Alves de Brito	60	Co-Chairman and Director	2006	2023
Milton Seligman	69	Director	2018	2023
Roberto Moses Thompson Motta	63	Director	1999	2023
Fabio Colletti Barbosa (4)	66	Director	2021	2023
Fernando Mommensohn Tennenbaum (4)	44	Director	2021	2023
Lia Machado de Matos (4)	44	Director	2021	2023
Nelson José Jamel	49	Director	2017	2023
Antonio Carlos Augusto Ribeiro Bonchristiano	53	Director (Independent)	2014	2023
Marcos de Barros Lisboa	56	Director (Independent)	2014	2023
Claudia Quintella Woods (4)	45	Director (Independent)	2021	2023
Michel Dimitrios Doukeris	47	Director (Alternate)	2018	2023
Carlos Eduardo Klutzenschell Lisboa	51	Director (Alternate)	2018	2023

(1)	Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Carlos Alves de Brito was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed five directors: Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum and Lia Machado de Matos in addition to the alternate directors Michel Dimitrios Doukeris and Carlos Eduardo Klutzenschell Lisboa. FAHZ also appointed Fabio Colletti Barbosa. The three independent directors Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods were appointed jointly by ABI and FAHZ.
(2)	Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our Board of Directors on or after 2013 were originally elected as directors of Ambev S.A.
(3)	Annual Shareholders’ General Meeting held in April 2023.
(4)	Directors elected by the board of directors in March 2021 pursuant to our bylaws to replace directors who previously resigned.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. He also serves as president of the Operations, Finance and Compensation Committee and the Related Parties and Antitrust Conducts Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently a member of the board of directors and a Vice President of FAHZ, the president of the deliberative council of Instituto Ambev de Previdência Privada, a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, a member of the board of directors of ITAUSA S.A., a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial, the president of the deliberative council of Centro de Informações sobre Saúde e Álcool and a member of the board of Diálogos pelo Brasil of FIESP- Federação das Indústrias de São Paulo. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

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

Milton Seligman. Mr. Seligman is a member of the Board of Directors of Ambev. He served as Corporate Affairs Officer of the Company from 2004 until 2013 and was also a member of the board of directors of Tenedora CND S.A. from 2013 to 2016. He is currently the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda., president of the board of directors of Instituto Sonho Grande, consultant member of Fundação Brava, consultant member of Fundação Lemann, member of the board of directors of FAHZ, fellow of the INSPER Management and Public Policy Center and Global Fellow of the Brazil Institute at the Woodrow Wilson International Center for Scholars, in Washington D.C. Mr. Seligman has a degree in electrical engineering from Universidade Federal de Santa Maria.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors and the Operations, Finance and Compensation Committee of Ambev. He currently is a member of the board of directors of Anheuser Busch InBev, StoneCo Ltd. and Restaurant Brands International. Mr. Thompson is also co-founder and board member of 3G Capital (private equity entity formed by the indirect controlling shareholders of the Company) and a former board member of Lojas Americanas S.A. and of São Carlos Empreendimentos. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania where he is member of the Graduate Executive Board.

Fabio Colletti Barbosa. Mr. Barbosa is a member of the Board of Directors and the Related Parties and Antitrust Conducts Committee of Ambev. Mr. Barbosa is currently a member of the board of directors of the United Nations Foundation, Itaú-Unibanco, Cia Brasileira de Metalurgia e Mineração, Cia. Hering and Natura. He is also member of the Investment Committee and partner of Gávea Investimentos and the chair of Fundação Itaú para Educação e Cultura. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and a MBA from the Institute for Management Development (Switzerland).

Claudia Quintella Woods. Ms. Woods is a member of the Board of Directors of Ambev. She is also the General Manager of Uber in Brazil since 2019. Ms. Woods was previously the CEO of Webmotors, a leading online marketplace for cars from 2018 until 2019 and Director and Superintendent of Banco Original from 2014 to 2018. She holds a bachelor degree from Bowdoin College, a MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a certificate from Harvard Business School.

Fernando M. Tennenbaum. Mr. Tennenbaum is a member of the Board of Directors and of the Operations, Finance and Compensation Committee of Ambev. Mr. Tennenbaum is Anheuser-Busch InBev SA/NV Chief Financial Officer since April 29, 2020. He joined our Company in 2004 and has held various roles in the finance function (including Treasury, Investor Relations and M&A). He most recently served as the Vice President of Finance (South America Zone) of ABI and Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev.

Lia Machado de Matos. Ms. Matos is a member of the Board of Directors of Ambev. Since 2016 she is the Chief Strategy Officer of Stone Co. Prior to that, Ms. Matos was a Family Office Director for Varbra from 2012 through 2016 and previously she served in several positions at McKinsey from 2006 through 2012, including Associate Partner. Ms. Matos holds a degree in Physics from the Universidade Federal do Rio de Janeiro and a PhD in physics and electrical engeneering from the Massachusetts Institute of Technology.

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors of Ambev. He joined the Company in 1997 and has held various positions in the Company. From 2009 to 2015, he served as Chief Financial and Investor Relations Officer of the Company. From 2016 to 2019, he served as Vice President for North America Zone of ABI, initially as Finance VP and since 2017 as Finance and Solutions VP. Currently he is the Chief People Officer of ABI. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro and a M.Sc in production engineering from the Universidade Federal do Rio de Janeiro.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He currently is the Co-Chief Executive Officer of GP Investments and also serves as a member of the board of directors of Rimini Street, FoodFirst Global Restaurants, BR Properties S.A. and Advisory Board da Bodleian Library, University of Oxford. Mr. Bonchristiano has a degree in politics, philosophy and economics from the University of Oxford.

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

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Jean Jereissati Neto	46	Chief Executive Officer	2019	2021
Lucas Machado Lira	44	Chief Financial, Investor Relations and Shared Services Officer	2020	2021
Leticia Rudge Barbosa Kina	44	Legal and Compliance Vice President Officer	2019	2021
Ricardo Morais Pereira de Melo	49	People and Management Vice President Officer	2016	2021
Eduardo Braga Cavalcanti de Lacerda	44	Commercial Vice President Officer	2018	2021
Mauricio Nogueira Soufen	47	Industrial Vice President Officer	2016	2021
Paulo André Zagman	44	Logistics Vice President Officer	2019	2021
Ricardo Gonçalves Melo	50	Corporate Affairs Vice President Officer	2019	2021
Rodrigo Figueiredo de Souza	45	Procurement Vice President Officer	2015	2021
Eduardo Eiji Horai	35	Information Technology Vice President Officer	2020	2021
Daniel Cocenzo	46	Sales Vice President Officer	2020	2021
Daniel Wakswaser Cordeiro	36	Marketing Vice President Officer	2020	2021
Pablo Firpo	40	Non-Alcoholic Beverages Vice President Officer	2020	2021

(1)	The term of office will be unified until December 31, 2021.
91

The following are brief biographies of each of Ambev’s executive officers:

Jean Jereissati Neto. Mr. Jereissati is Ambev’s Chief Executive Officer. He joined Ambev in 1998 and has held various positions at Ambev and ABI, including Chief Executive Officer of the Central America and Caribbean business unit of Ambev, Chief Executive Officer of China’s operations of ABI, Chief Executive Officer of Asia and Pacific North zone of ABI and Chief Sales and Marketing Officer of Ambev. Mr. Jereissati holds a degree in business administration from Fundação Getulio Vargas and a Corporate MBA from Ambev.

Lucas Machado Lira. Lucas Lira is our Chief Financial, Investor Relations and Shared Services Officer. He joined the Company in 2005 and, since then, has held leadership positions in the legal and finance areas, including Global Vice-President of Finance and M&A at ABI, Head of Investor Relations department, Corporate & Compliance Legal Officer, PMO – Supply Chain and Legal Manager HILA and M&A. Lira holds a degree in law from Universidade Federal de Minas Gerais – UFMG and a LL.M. from Columbia University School of Law.

Leticia Rudge Barbosa Kina. Ms. Kina is Ambev’s Legal and Compliance Vice President Officer. She joined the Company in 2002 and has held several positions, including Legal Manager and Tax, Corporate and Litigation Officer. Ms. Kina holds a law degree from Pontifícia Universidade Católica de Campinas and a degree in economics from Universidade Estadual de Campinas, in addition to a Corporate MBA from Ambev, specialization in tax law from Universidade de São Paulo and a corporate reputation course from Stanford.

Ricardo Morais Pereira de Melo. Mr. Melo is Ambev’s People and Management Vice President Officer. Since he joined the Company in 1996, he has held various sales positions, including Sales Manager, Commercial Manager in Salvador and in São Paulo, Regional Sales Executive Officer in the Northeast and in Rio de Janeiro, as well as Sales Vice President of Ambev operations in Canada and Sales Strategy Vice President at ABI, in the United States. Mr. Melo holds a degree in civil engineering from Universidade Católica de Pernambuco and a Corporate MBA from Ambev.

Eduardo Braga Cavalcanti de Lacerda. Mr. Lacerda is Ambev’s Commercial Vice President Officer. Since 2001, when he joined the Company as a trainee, he has held various positions, including as the Budget and Business Performance Officer of ABI, as head of Mergers and Acquisitions in Europe for ABI, as Financial Officer in Europe for ABI and as Chief Executive Officer of the Central America and Caribbean business unit of Ambev. Mr. Lacerda holds a degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro.

Mauricio Nogueira Soufen. Mr. Soufen is Ambev’s Industrial Vice President Officer. Since he joined the Company in 1996 as a Production Supervisor, he has held positions of Brewery Manager in Scotia and Belgium, where he was the only foreigner ever to lead the historical Stella Artois brewery, in Leuven. When Mr. Soufen returned to Brazil, he served as Regional Officer for the North/Central-West region and as Officer of our Engineering Center based in Jacareí, State of São Paulo. Along with the title of brewmaster, Mr. Soufen holds a degree in mechatronics engineering from Escola Politécnica da Universidade de São Paulo and an MBA from MIT - Sloan School of Management.

Paulo André Zagman. Mr. Zagman is Ambev’s Logistics Vice President Officer. Since 2002, when he joined the Company, he has held several positions, including Chief People Officer and Chief Logistics Officer in Latin America South zone of Ambev. Mr. Zagman holds a degree in civil engineering from Pontifícia Universidade Católica do Rio de Janeiro and a specialist degree in supply chain and logistics from Massachusetts Institute of Technology and Stanford Graduate School of Business Executive Education.

Ricardo Gonçalves Melo. Mr. Gonçalves Melo is Ambev’s Corporate Affairs Vice President Officer. Since 1991, when he joined the Company, he has held several positions, including Tax Manager, Litigation Legal Manager, People Manager – Production and Legal Officer. Mr. Gonçalves Melo holds a law degree from Universidade do Estado do Rio de Janeiro and a MBA from Coordenação dos Programas de Pós-Graduação e Pesquisa de Engenharia. In addition, he concluded an executive program with the INSEAD-Wharton Alliance.

Rodrigo Figueiredo de Souza. Mr. Figueiredo is Ambev’s Procurement Vice President Officer. Since 1997, when he joined the Company, he has held various positions in the Company and ABI, including Logistics Executive Officer in Latin America North zone of ABI, Vice-President of Supply Chain in Russia and Ukraine and Vice-President of Logistics in Europe. Mr. Figueiredo holds a degree in civil engineering from Escola Politécnica da Universidade de São Paulo, an executive MBA from INSEAD-Wharton Alliance and a Corporate MBA from Ambev.

Eduardo Eiji Horai. Mr. Horai is Ambev’s Information Technology Vice President Officer. Before joining the Company on January 1, 2020, he served as Solutions Architecture and Customer Solutions senior manager and officer for Latin America at Amazon Web Services and was also part of the Enterprise Architecture department at Toyota Motor Europe - Belgium. Mr. Horai holds a degree in computer science from Universidade de Campinas - UNICAMP and a degree in innovation and entrepreneurship from the Vlerick Leuven-Gent Management School.

Daniel Cocenzo. Mr. Cocenzo is Ambev’s Sales Vice President Officer. Since 1999, when he joined the Company, he has held various positions, including Premium and High-End Executive Officer of Ambev, People and Management Officer for the Central America and Caribbean business unit of Ambev, Sales Officer in Dominican Republic and Regional Sales Officer in Rio de Janeiro and Espírito Santo. Mr. Cocenzo holds a degree in business administration from Pontifícia Universidade Católica do Rio de Janeiro, an MBA from IBMEC and a Corporate MBA from Ambev.

Daniel Wakswaser Cordeiro. Mr. Wakswaser is Ambev’s Marketing Vice President Officer. He joined the Company as a trainee in 2008 and has held several positions in Ambev and ABI. Wakswaser created and led the digital strategy area at Ambev, at the start of 2010. He was also involved in the creation of ZX ventures globally, and also led, in Brazil, the acquisition and integration of breweries Colorado and Wäls. In the recent years, he held leadership roles in Brazil, Europe and the United States, including Global Vice President of Adjacencies, Global Marketing Vice President of Consumer Connections & Capabilities, Craft & Specialties Beer Director in Europe and Craft Beer Officer in Brazil. Wakswaser holds a degree in marketing from ESPM.

Pablo Firpo. Mr. Firpo is the Non-Alcoholic Beverages Vice President Officer of Ambev. Since 2002, when he joined the Company as a trainee, he held various positions at the Company and ABI in marketing organization, including Marketing Manager at Quilmes (a Company’s subsidiary in Argentina), Marketing Head in Chile, Marketing Officer for Core Brands at the Company’s Latin America South zone and Global Communications Officer for Budweiser. In 2017 he became the Non-Alcoholic Beverages Vice President Officer at the Company’s BU Rio de la Plata and held such position until the beginning of 2020. Mr. Firpo has a bachelor’s degree in economics from Universidad del CEMA, in Argentina.

B.       Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2020 for services in all capacities amounted to R$70.7 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration Year Ended December 31, 2020
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total

Board of Directors	13.0	5.8	-	-	1.2	-	-	-	-	-	-	-	5.8	12.8
Fiscal Council	6.0	1.7	-	-	0.3	-	-	-	-	-	-	-	-	2.1
Executive Officers	11.6	15.4	-	-	2.9	-	-	-	-	-	0.7	-	36.8	55.8
Total	30.6	22.9	-	-	4.4	-	-	-	-	-	0.7	-	42.7	70.7

In addition, the executive officers and members of the Board of Directors received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through FAHZ. These executive officers and directors also received benefits pursuant to Ambev’s pension and stock ownership plans. For a description of these plans, see Notes 24 and 25 to our audited consolidated financial statements.

On various dates in 2020, pursuant to the terms and conditions of our stock option plan, we acquired from our directors and executive officers a total of 334,562 shares of Ambev for R$6.2 million. Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Management's Remuneration Year Ended December 31,
	2020				2019				2018
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	13,0	0,3	1,5	7,9	13,0	0,3	1,8	9,0	13,0	0,5	1,7	8,7
Fiscal Council	6,0	0,2	0,3	0,5	5,7	0,2	0,3	0,4	5,6	0,2	0,3	0,4
Executive Officers	11,6	1,7	4,8	16,5	10,9	3,1	5,6	14,2	10,7	2,1	3,8	12,2

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADSs. As of December 31, 2020, there were outstanding rights under the Plan providing for the acquisition of 127.2 million Ambev common shares by approximately 560 people (including executive management and employees).

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

There are currently three models of stock options that may be granted under the Plan. Under the first model, beneficiaries, in accordance with their internal category, may choose among allocating (1) 30% or 100%, (2) 40% or 100%, and (3) 60% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding option grant date. During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group. Under the second model, the beneficiary may exercise the options granted only after a period of up to five years from the corresponding grant date. Vesting of the options granted under the second model is not subject to company performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting. Under the third model, the beneficiaries, in accordance with their internal category, may choose among allocating (1) 20% or 100%, (2) 30% or 100%, and (3) 50% or 100%, of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby allowing them to acquire the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding exercising date (which shall not be later than forty-five days from the option grant date). The beneficiaries are under a five-year lock-up period.

Before our adoption of the three stock options models, as described above, six Programs were approved by the Board of Directors from 2006 to 2009 that allowed their beneficiaries to choose between allocating 50%, 75% or 100% of the amounts received by them as profit sharing during the year to the immediate exercise of options, thereby permitting them to acquire the corresponding amount of Ambev shares. Company performance measures applied in order for those stock options to vest and the right to exercise them could be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the options’ vesting. Rights for the acquisition of a significant number of Ambev shares under this previous stock option model remain outstanding.

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

We implemented a Share Based Payment Plan, or the Share Plan, dated as of April 29, 2016, which was amended on April 24, 2020 at the annual general shareholders’ meeting. Under the Share Plan, employees and management of Ambev or its direct or indirect subsidiaries are eligible to receive Ambev shares, including in the form of ADRs. The shares which are subject to the Share Plan are designated as Restricted Shares.

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

Under the Share Plan, up to 3.0% of the shares corresponding to Ambev’s corporate capital may be granted in total in an amount that may vary according to Ambev internal policies. The delivery of the Restricted Shares is free of charges. Such Restricted Shares shall vest within up to three or five years from the corresponding grant date, depending on the Share Based Payment Programs, provided that the beneficiary remains employed at Ambev during such vesting period.

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

As of December 31, 2020, we had 8.776 participants in our pension plans, including 406 participants in the defined benefit plan, 7.317 participants in the defined contribution plan, and 1.053 retired or assisted participants.

Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2020 as liabilities for pension plan benefits, see Note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

Profit-Sharing Plan

Employees’ performance-based variable payments are determined on an annual basis taking into account the achievement of corporate, department or business-unit and individual goals, established in accordance with the profit-sharing plan.

The distribution of these payments is subject to a three-tier system in which Ambev must first achieve performance targets approved by the Board of Directors in accordance with the profit-sharing plan. Following that, each department or business segment must achieve its respective targets. Finally, individuals must achieve their respective performance targets.

For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the distribution centers and production sites is based on a ranking between the different distribution centers and production sites (as the case may be), which, based on their relative ranking, may or may not receive the bonus.

Our expenses under these programs amounted to R$57.2 million for the year ended December 31, 2020, R$271.6 million for the year ended December 31, 2019, and R$286.0 million for the year ended December 31, 2018.

C.       Board Practices

During 2020, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and non-deal road shows in Brazil, the United States and Europe. We hosted quarterly conference calls, transmitted simultaneously on the Internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body. At our annual general shareholders’ meeting held on April 24, 2020, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2021: José Ronaldo Vilela Rezende, Elidie Palma Bifano and Vinicius Balbino Bouhid, and, as alternates, Emanuel Sotelino Schifferle, Eduardo Rogatto Luque and Carlos Tersandro Fonseca Adeodato (the latter of whom serves as alternate only to Vinicius Balbino Bouhid). All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Fiscal Council include supervision of management, performing analyses and rendering opinions regarding our financial statements and performing other duties in accordance with the Brazilian Corporation Law and its charter. None of the members of the Fiscal Council is also a member of the Board of Directors or of any committee of the Board.

Minority holders representing at least 10% of our common shares are entitled to elect one member and respective alternate to the Fiscal Council without the participation of the controlling shareholders. CVM’s interpretation is that such right is applicable as long as at least 10% of our shares are held by minority shareholders, regardless of the equity percentage held by the minority shareholders attending the shareholders’ meeting having in the agenda the election of the Fiscal Council members.

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

The Board of Directors

Most of our Board members have been in office for several years and were elected or reelected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on April 24, 2020 for a term expiring at the annual general shareholders’ meeting to be held in 2023. These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness. Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

Under our bylaws, at least two members of the Board of Directors shall be independent directors. For the applicable director independence criteria, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.”

Ambev’s Chairman of the Board of Directors and the Chief Executive Officer are separate positions that must be held by different individuals.

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

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fernando Mommensohn Tennenbaum and Roberto Moses Thompson Motta. The members of this committee are elected by the Board of Directors.

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

The current members of the Related Parties and Antitrust Conducts Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fabio Colletti Barbosa, Marcos de Barros Lisboa, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo. The members of this committee are elected by the Board of Directors.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by a workgroup formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they adhere to the principles and practices set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such principles and practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at http://ri.ambev.com.br/. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies,” such as Ambev, need not to comply with these requirements. Nonetheless, our bylaws require that (i) the majority of the members of our Board of Directors must be external directors (i.e. with no current employment or managerial relationship with the company) and (ii) at least two of our directors be independent. In addition, our bylaws set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock shall be deemed independent.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Our existing stock ownership and share based payment plans were approved by our extraordinary general shareholders’ meetings held on July 30, 2013 and on April 29, 2016. An amendment to the share based payment plan was approved by the annual general shareholders’ meeting held on April 24, 2020.

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

We have adopted a Code of Business Conduct that applies to all directors, officers and employees. Our Code of Business Conduct is available on our website at http://ri.ambev.com.br/. The information included on our website or that might be accessed through our website is not included in this annual report and is not incorporated into this annual report by reference. There are no waivers to our Code of Business Conduct.

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

D.       Employees

As of December 31, 2020, we and our subsidiaries had a total of 50,479 employees, of whom approximately 54% were engaged in production, 35% in sales and distribution and 11% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2020	2019	2018
50,479	51,352	49,617

The following table shows the geographical distribution of our employees as of December 31, 2020:

Geographical Distribution of Ambev Employees as of December 31, 2020
Location	Number of Employees
Brazil	28,522
CAC	8,642
Dominican Republic	6,158
Cuba	175
Guatemala	769
Panama	1,540
Latin America South	9,851
Argentina	6,145
Bolivia	1,836
Uruguay	800
Paraguay	536
Chile	534
Canada	3,464
Total	50,479
101

Industrial Relations

As per the determined under Brazilian labor legislation, all of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions as of December 31, 2020. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

E.       Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 5, 2021:

Name	Amount and Percentage of Common Shares
Victorio Carlos De Marchi(1)	*
Carlos Alves de Brito	*
Milton Seligman	*
Roberto Moses Thompson Motta	*
Fabio Colletti Barbosa	*
Claudia Quintella Woods	*
Fernando Mommensohn Tennenbaum	*
Lia Machado de Matos	*
Nelson José Jamel	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Michel Dimitrios Doukeris	*
Carlos Eduardo Klutzenschell Lisboa	*
Jean Jereissati Neto	*
Lucas Machado Lira	*
Eduardo Braga Cavalcante de Lacerda	*
Ricardo Morais Pereira de Melo	*
Mauricio Nogueira Soufen	*
Eduardo Eiji Horai	*
Ricardo Gonçalves Melo	*
Rodrigo Figueiredo de Souza	*
Paulo André Zagman	*
Leticia Rudge Barbosa Kina	*
Daniel Cocenzo	*
Daniel Wakswaser Cordeiro	*
Pablo Firpo	*

*	Indicates that the individual holds less than 1% of the class of securities.
(1)	This Board member is also trustee of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”
103

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Introduction

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 5, 2021, Ambev had 15,734,907,799 shares outstanding. As of March 5, 2021, there were 1,460,123,966 Ambev ADSs outstanding (representing 1,460,123,966 Ambev shares, which corresponds to 9.3% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act. In addition, as of March 5, 2021, there were 136 registered holders of Ambev ADSs.

On December 19, 2019, our Board of Directors authorized us or our subsidiaries to enter into equity swap transactions, or First Swap Agreements. The First Swap Agreements must be liquidated within 18 months from our Board of Directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), also limited to R$1.5 billion.

On May 13, 2020, our Board of Directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Second Swap Agreements, without prejudice of the regular liquidation of the First Swap Agreements still in force, if applicable. The Second Swap Agreements must be liquidated within 18 months from our Board of Directors’ approval and may cause an exposure of up to 65 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1 billion.

On December 9, 2020, our Board of Directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Third Swap Agreements, without prejudice of the regular liquidation of the First and Second Swap Agreements still in force, if applicable. The Third Swap Agreements must be liquidated within 18 months from our Board of Directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.2 billion.

The Third Swap Agreements considered together with the outstanding balances of the First and Second Swap Agreements to be liquidated do not reach the threshold set forth in CVM Instruction No. 567/2015.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.1% our total and voting capital stock (excluding treasury shares) as of March 5, 2021.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of March 5, 2021. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

In March 2021, our board of directors approved a buyback program for the repurchase of up to 5,700,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions.

In 2021, as of March 5, we acquired 6,981 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$0.1 million.

In 2020, we acquired 2,937,533 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$ 47.4 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 5, 2021, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,460,123,966	9.3%
Interbrew International B.V	8,441,956,047	53.6%
AmBrew S.A	1,286,955,302	8.2%
FAHZ(2)	1,609,987,301	10.2%

(1)	Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.
(2)	Mr. Victório Carlos De Marchi, who is a FAHZ-appointed director of Ambev, is also member of Advisory Board of FAHZ.

For a description of our major shareholders’ voting rights, see “—The Shareholders’ Agreement”.

The Shareholders’ Agreement

The Shareholders’ Agreement, effective since July 2, 2019, was executed on April 16, 2013 by IIBV, AmBrew and FAHZ, as well as Ambev, as intervening party. The Shareholders’ Agreement may be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 of Ambev’s common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it. Among other matters, the Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries.

Management of Ambev

The Shareholders’ Agreement establishes that Ambev will be managed by a Board of Directors and by an Executive Committee. Ambev’s Board of Directors shall have one Chairman or two (2) Co-Chairmen.

Presently, under the Shareholders’ Agreement, FAHZ is entitled to appoint two directors and their respective alternates to the Board of Directors of Ambev, provided it holds at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits). One of the FAHZ-appointed directors shall have the right to also be appointed as a member of Ambev’s Operations, Finance and Compensation Committee and of the Related Parties and Antitrust Conducts Committee, as well as any other committee that may be established by Ambev’s Board of Directors. Furthermore, the shareholders shall use their best efforts to allow one of the FAHZ-appointed directors to participate as an observer in meetings of Ambev’s Fiscal Council, whenever such body is installed in lieu of the audit committee required by the Sarbanes-Oxley Act of 2002.

FAHZ may remove a director that it has appointed to the Board of Directors of Ambev, and also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

The foregoing provisions of the Shareholders’ Agreement regarding Ambev’s management bodies do not apply to the management bodies of Ambev’s majority-owned subsidiaries.

Preliminary Meetings and Exercise of Voting Rights

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of Ambev or its majority-owned subsidiaries, FAHZ, IIBV and AmBrew agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its majority-owned subsidiaries, and agreed on the manner to direct their representatives to vote on the matter being submitted. The Shareholders’ Agreement provides that the parties should hold a preliminary meeting in advance of all meetings of shareholders or the Board of Directors of Ambev or of its majority-owned subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the Shareholders’ Agreement will be determined by the shareholder or group of shareholders holding a majority of Ambev common shares. The following matters are not subject to the foregoing rule: (1) election of members to the Board of Directors or to any committee of the Board of Directors, which shall follow the specific election procedure described above under “—Management of Ambev” and (2) matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

•	any amendment to the bylaws of Ambev and/or any of its majority-owned subsidiaries with the purpose of changing: (1) the corporate purpose of those companies with a view to causing them to cease the production, commercialization and distribution of beverages, (2) the allocation of Ambev’s results of operations, as set forth in its bylaws, or other similar provisions in the bylaws of Ambev’s majority-owned subsidiaries that are meant to provide financial support to FAHZ, (3) the minimum mandatory dividend of 40% of Ambev’s adjusted net income, and/or (4) any other provision that affects FAHZ’s rights under the Shareholders’ Agreement; and
•	the transformation of Ambev into a different form of legal entity.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to our Board of Directors or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•	analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;
•	analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries;
•	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and
•	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

Under the Shareholders’ Agreement, the following rules shall apply:

•	in the event of a transfer of Ambev common shares subject to the Shareholders’ Agreement (1) by IIBV and/or AmBrew, where such transfer results in these entities jointly holding a total equity interest in Ambev represented by less than 50% plus one Ambev common share, and/or (2) by FAHZ upon making one and only one eligible transfer of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) to a single buyer and subject to the first offer obligations described below, then, in either of those cases, the Ambev common shares subject to those transfers shall remain bound by the Shareholders’ Agreement. Only in those two cases shall a third party acquiring the Ambev common shares in those transfers be able to adhere to the Shareholders’ Agreement in order for the transfer to be effective;
106

•	at any time FAHZ may elect to release its Ambev common shares subject to the Shareholders’ Agreement for the exclusive purpose of selling them in the stock market or over-the-counter market, provided that (1) it maintains at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) subject to the Shareholders’ Agreement, and (2) it observes the first offer obligations described below; and
•	in the event FAHZ intends to execute the above-referenced one and only one eligible transfer or release, it shall first offer the Ambev common shares to the remaining parties to the Shareholders’ Agreement for their average quoted market price on the 20 trading sessions immediately prior to the date of the relevant first offer (or the last 40 trading sessions if no Ambev common shares were negotiated in at least half of the 20 immediately preceding trading sessions). The offerees will have five days, as of the first offer date, to accept or refuse the offer, and, if expressly or tacitly refused (or in the event the offerees fail to timely pay the applicable purchase price), then FAHZ may either proceed with such transfer or release its Ambev common shares from the Shareholders’ Agreement and thereafter sell them to third parties within ten days.

Specific Performance

The obligations of the parties under the Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

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

On January 22, 2020, our Canadian subsidiary Labatt entered into an agreement with Cervecería Modelo, which is indirectly controlled by Anheuser-Busch InBev SA/NV. The agreement governs the import, licensing and distribution of the Corona products manufactured by Modelo in the Canadian market. The price to be paid by Labatt consists of cost plus a mark-up that was determined independently, following the rules of the Policy on Transactions with Related Parties and the Bylaws of the Company. No member of our Board of Directors related to Cervecería Modelo and/or to AB InBev participated in the discussions concerning the transaction nor in its approval by the Board.

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance and other benefits both to active and certain of our employees, retired employees and executive officers (including their dependents).

Label Production

We have entered into a lease agreement with FAHZ, pursuant to which we have leased and are operating FAHZ’s assets used to produce our labels in the total amount of R$11.5 thousand, maturing on Dec 31, 2022, with an option to extend the agreement for one additional year

Lease on Commercial Properties

We have a lease of two commercial properties from FAHZ involving annual lease payments in the amount of R$4.6 million. This lease agreement expired on January 2020, and the previous terms and conditions will remain valid until an agreement for renewal is reached by the parties.

Ambev and ABI

Licensing Agreements

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Quilmes Perpetual Licensing Agreement

In September 2017, we entered into an agreement with ABI, pursuant to which our subsidiary Cervecería y Maltería Quilmes S.A., or Quilmes, agreed to transfer to a third-party, Compañia Cervecerías Unidas S.A. or its affiliates, or CCU, certain Argentinean brands (Norte, Iguana and Baltica) and related business assets as well as payment of US$50 million. In exchange, ABI has agreed to transfer to Quilmes the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck, an Argentinean subsidiary of ABI. In addition, at closing ABI will license to Quilmes in perpetuity the Budweiser brand, among other North American brands, in Argentina upon ABI’s recovery of the distribution rights to such brands from CCU. The transaction was subject to certain conditions precedent and closed on May 2, 2018. Rothschild acted as our exclusive financial advisor. For additional information, see Note 1(b) to our audited consolidated financial statements as of and for the year ended December 31, 2020.

Renegotiation of Tenedora’s shareholders agreement

We and ELJ currently own 85% and 15% of the shares of Tenedora, respectively, which in turns owns Cervecería Nacional Dominicana, S.A. On July 2, 2020, we and ELJ amended the Tenedora’s Shareholders Agreement (the “Shareholders Agreement”) to extend our partnership and change some of the terms of the put and call options provided therein. Pursuant to this amendment, ELJ's put option currently covers two different tranches: (i) Tranche A, corresponding to 12.11% of the shares, is subject to a put option exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, is subject to a put option starting in 2026. Our call option relating to Tranche A shares may be exercised starting in 2021 and our call option relating to the Tranche B shares may be exercised starting in 2029. The terms and conditions of these options are further described in Note 28 (Item IV (d)) to our audited consolidated financial statements.

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

To the extent that we believe contingencies arising from these proceedings will probably be materialized, they have been recorded in the balance sheet. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$81.5 billion as of December 31, 2020. Our estimates are based on reasonable assumptions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For more information, see Notes 26 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2020, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to ICMS Value-Added Tax and IPI Excise Tax. As of December 31, 2020, we had made provisions of R$ 340.8 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional. Such tax proceedings include claims for income taxes, ICMS Value-Added Tax, IPI Excise Tax and taxes on revenues, such as the Social Integration Program Contribution (Programa de Integração Social), or the PIS and the Social Security Funding Contribution (Contribuição para Financiamento da Seguridade Social), or COFINS. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2020, we were party to tax proceedings with a total estimated possible risk of loss of R$ 78.2 billion. Approximately 66% (R$ 53.9 billion) of this figure is related to controversies related to payment of income tax and social contribution, and approximately 29% (R$ 23.3 billion) is related to controversies involving the payment of ICMS value-added and IPI Excise taxes, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

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

We have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Brazilian Federal Supreme Court, or STF, announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, we reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels. Our management estimates the possible losses related to these proceedings to be approximately R$4.8 billion as of December 31, 2020. We have not recorded any provision in connection with these assessments.

In 2014 and 2015, we received tax assessments from the RFB relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the case is still in the initial stage. Our management estimates the possible losses related to these assessments to be approximately R$1.6 billion as of December 31, 2020. We have not recorded any provision in connection with these assessments.

Over the years, we have also received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$8.6 billion as of December 31, 2020, classified as a possible loss and, therefore, for which we have made no provision. We have recorded provisions in the total amount of R$7.6 million in relation to certain proceedings where we consider the chances of loss to be probable due to specific procedural issues.

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax authorities. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal and the judgement is pending. There are other assessments related to this same State Tax Incentive Program. Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2020. We have recorded a provision in the total amount of R$5 million in relation to one proceeding it considers the chances of loss to be partially probable.

In addition to the ICMS matters, we are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the "ICMS tax war" shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev´s tax assessments. Our management estimates the possible losses related to these assessments to be approximately R$2.0 billion as of December 31, 2020. We have not recorded any provision in connection therewith.

We have also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in our sales transactions to our subsidiaries. The cases are being challenged at the administrative level. Our management estimates the possible losses related to these assessments to be approximately R$0.5 billion as of December 31, 2020. We have not recorded any provisions in connection therewith.

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

As of December 31, 2020, our management estimates the exposure of approximately R$7.3 billion as a possible risk and, accordingly has not recorded a provision for such amount. We have recorded provisions of approximately R$53 million for proceedings where we consider the chance of loss to be probable.

Disallowance on Income Tax Deduction

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001 and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. As of December 31, 2020, our management estimates the exposure of approximately R$2.0 billion, as a possible risk, and, accordingly, has not recorded a provision for such amount.

Goodwill - InBev Holding

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Brasil’s merger referred to under “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions—Ambev and ABI—Special Goodwill Reserve.” At the administrative level, decisions partially favorable to Ambev were rendered by both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of Administrative Courts and requested injunctions to suspend the enforceability of the remaining tax credit. The injunctions were granted.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization from 2011 to 2013, related to Inbev Brasil’s merger with Ambev, and filed a defense. Partially favorable decisions were rendered by the first level administrative court and the Lower Administrative Court. We filed a special appeal for analysis of the case by the Administrative Upper House, and the judgment is pending. For the unfavorable portion of the decision which became final at the administrative level, we filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit. The injunction was granted. We have not recorded any provisions for this matter and our management estimates possible losses in relation to this assessment to be approximately R$10.2 billion as of December 31, 2020. In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as related costs.

Goodwill - Beverage Associate Holding (BAH)

In October 2013, we received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited, or BAH, into us. The decision from the first level administrative court was unfavorable to us and we filed an appeal to the Lower Administrative Court against the decision which was partially granted. Given the partially favorable judgment, Brazilian tax authorities and our company appealed to the Upper Administrative Court. The decision regarding the appeals is still pending.

In April and August 2018, we received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative Court rendered us unfavorable decisions. As a result thereof, we appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions. Ambev filed Special Appeals to the Upper Administrative Court. The Special Appeal filed in one of the tax assessments is awaiting judgment by the Upper Administrative Court, whereas the other Special Appeal is awaiting admission. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$2.3 billion as of December 31, 2020. We have not recorded any provision in connection with this assessment.

Goodwill - CND Holdings

In November 2017, we received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. In November 2018, we received an unfavorable decision from the first level administrative Court and filed an appeal to the Lower Administrative Court. In February 2020, we received a partially favorable decision at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting admission and judgment. Our management estimates the amount of possible losses in relation to this assessment to be approximately R$1,0 billion as of December 31, 2020. We have not recorded any provision in connection with this assessment.

Disallowance of financial expenses

In 2015, 2016 and 2020, we received tax assessments from the RFB related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. We presented defenses and, in November 2019, received a favorable decision at the first-level administrative Court regarding the 2016 case. The 2015 and 2020 cases are still pending decision by the first-level administrative Court. Our management estimates the exposure to possible losses in relation to these assessments to be approximately R$5.0 billion as of December 31, 2020. We have not recorded any provision in connection with these assessments.

Disallowance of Taxes Paid Abroad

Since 2014, we have been receiving tax assessments from the RFB related to the disallowance of deductions associated with alleged unproven taxes paid abroad by our subsidiaries and have been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision regarding an assessment from 2010, which became final. In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments, from 2015 and 2016. Regarding the 2015 assessments, Ambev filed Special Appeals to the Upper Administrative Court which are pending decisions. Regarding the 2016 assessments, Ambev was notified of the decisions and filed motions for clarification which are pending. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev responded and judgment by the first level administrative Court is pending. The other cases are still awaiting final decisions at both administrative and judicial. As of December 31, 2020, our management estimates the remaining exposure of approximately R$11.7 billion as a possible risk, and accordingly we have not recorded a provision for such amount.

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

Arosuco management estimates the amount of possible losses in relation to this assessment to be approximately R$0.5 billion as of December 31, 2020. Arosuco has not recorded any provision in connection therewith.

Deductibility of IOC expenses

In November 2019, we received a tax assessment from the RFB questioning the interest on capital, or IOC, deduction in 2014. The tax assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by us in 2013 and its impacts on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021.

We also distributed IOC in the years following the assessed period, i.e. after 2016. In a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis as the aforementioned tax assessments, our management estimates that the outcome of such potential further assessments would be similar to the abovementioned case. Accordingly, the effects of the deductibility of IOC expenses on ours effective income tax rate for this period would be maintained.

As of December 31, 2020, our management estimates the exposure of approximately R$10.2 billion as a possible risk, and, accordingly, has not recorded a provision for such amount.

Social Contributions

Since 2015, we have been receiving tax assessments issued by the Brazilian federal tax authorities relating to amounts allegedly due under Integration Program / Social Security Financing Levy (PIS/COFINS) over bonus products granted to our customers. The cases are now being challenged at both the judicial and administrative levels of the courts. In 2020, we received final favorable decisions at the administrative level in some of these cases and other favorable decisions that are still subject to review. At the judicial level, the case is still in its initial stage. Our management estimates the possible losses related to these assessments to be approximately R$1.7 billion as of December 31, 2020. No related provision has been made.

Adherence to the Special Tax Regularization Program

In September 2017, we decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017, or PERT 2017, undertaking to pay certain tax assessments that were in dispute under administrative or judicial levels, including debts from our subsidiaries, in the total amount of R$3.5 billion (already considering discounts established by the program). The total amount paid in 2017 was approximately R$960.0 million and the balance will be paid in 145 monthly installments, with interest, as of January 2018. All installments due up to the date have been paid by the Company.

Despite our participation in this program, we could be subject to tax audits for subsequent periods, which may lead to tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participating in this program and similar programs this.

Subsequent events

Not applicable.

Labor Matters

We are involved in more than 17,000 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2020, we made provisions totaling R$129,8 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with the labor matters, we are also involved in claims regarding the social charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$0.4 billion as of December 31, 2020. We have recorded provisions of approximately R$30 million for proceedings where we consider the chance of loss to be probable.

Civil Claims

As of December 31, 2020, we were involved in more than 8,500 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$86,8 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2020 in connection with civil claims.

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

We are aware of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. The other six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court. The plaintiffs may still file motions for clarification against such decisions. One case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. Another case was remitted to the STJ’s lower court for a new judgment. The sixth case was ruled favorably to Ambev and it was subject to an appeal to the Brazilian Supreme Court (“STF”), which was denied. Such decision became final.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe the warrants object of those six proceedings represented, on December 31, 2020, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$1 billion as of December 31, 2020.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidences should have been produced before the case’s dismissal. Ambev filed a motion for clarification against the decision, which was rejected and such decision became final. The case has now returned to the lower court for the production of evidences. Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

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

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition. Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under IFRS at our individual financial statements. Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity,” and treat such payments as a deductible financial expense for purposes of Brazilian income tax and social contribution on profits. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax-deductible interest on shareholders’ equity is recorded in the income statement. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity (net of taxes). However, payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, whereas no such withholding is required in connection with dividends paid. For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of dividends approved, which relates to the second half of the 2020 fiscal year, was paid by Ambev on January 28, 2021.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

First half 2018	July 30, 2018	0.160	0.043

Second half 2018	December 28, 2018	0.272	0.071

Second half 2019	December 30, 2019	0.417	0.103

Second half 2020	December 30, 2020	0.3516	0.079

Second half 2020	January 28, 2021	0.0767	0.014

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

For more information on rules and procedures for shareholder distributions under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

B.       Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2020.

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

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 5, 2021, Ambev had 15,734,907,799 shares outstanding. As of March 5, 2021, there were 1,460,123,966 Ambev ADSs outstanding (representing 1,460,123,966 Ambev shares, which corresponds to 9.3% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act. In addition, as of March 5, 2021 there were 136 registered holders of Ambev ADSs.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed primarily by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented. These laws and regulations, among others, provide for disclosure requirements, criminal penalties for insider trading and price manipulation, and protection of minority shareholders, licensing procedures, supervision of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held, such as Ambev, whose shares are publicly traded on the B3, or privately held. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements relating to the periodic disclosure of information and material facts. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges, including B3, or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

The over-the-counter market is divided into two categories: (1) an organized over-the-counter market, in which the transactions are supervised by self-regulating entities authorized by the CVM; and (2) a non-organized over-the-counter market, in which the transactions are not supervised by self-regulating entities authorized by the CVM. In either case, transactions are directly traded among persons, outside of the stock exchange market, through a ﬁnancial institution authorized by the CVM. The institution is required to be registered with the CVM (and in the relevant over-the-counter market), but there is no need for a special license to trade securities of a publicly listed company on the over-the-counter market.

The trading of securities on the Brazilian stock exchanges may be suspended under certain circumstances, including at the request of a company in anticipation of a disclosure of material announcement. Companies may be required by law to request such suspension. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or a stock exchange.

Trading on the Brazilian Stock Exchanges

B3 is a stock exchange and leading operator of registration, clearing, custodial and settlement services for equities, financial securities, indices, rates, commodities and currencies in Brazil. B3 is currently the only Brazilian stock exchange on which private equity and private debt may be traded.

Trading on the exchange is conducted by authorized members. B3 trading sessions take place every business day, from 10:00 a.m. to 5:55 p.m., BRT. Equity trading is executed fully electronically through an order-driven trading system called “PUMA Trading System,” or “PUMA.” Additionally, the home broker system through the Internet has been established allowing retail investors to transmit orders directly to the B3. B3 trading session hours may change from time to time due to daylight saving time in Brazil and in the United States, in such case B3 may shorten its sessions hours and permits trading after the session closure on an online system connected to PUMA and Internet brokers called the “after-market”. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is effected two business days after the trade date, without any adjustment to the purchase price. Delivery of and payment for shares are made through the facilities of an independent clearing house, B3 Central Depository, which is the clearing house for the transactions carried out on the B3 and handles the multilateral counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3 Central Depository, financial settlement is carried out through the funds transfer system of the Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 Central Depository custody system. All deliveries against final payment are irrevocable. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through the PUMA Trading System.

In order to better control volatility, B3 has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the index of the stock exchange falls below 10% or 15%, respectively, compared to the previous day’s closing index. If the market falls more than 20% compared to the previous day, the B3 may determine the suspension of trading in all markets for a defined period, at its sole discretion, and such decision must be disclosed to the market. The “circuit breaker” is not allowed to be started during the last 30 minutes of the trading session.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2020, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$ 4.2 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of December 31, 2020 the ten shares with greatest representation on the IBOVESPA index of the B3 accounted for 51.6 % of the total weight of all companies included in that stock index.

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

B.       Memorandum and Articles of Association

Below is a brief summary of the material provisions concerning our common shares, bylaws and the Brazilian Corporation Law. In Brazil, the principal governing document of a corporation is its bylaws (Estatuto Social). This description is qualified in its entirety by reference to the Brazilian Corporation Law and our bylaws. An English translation of our bylaws has been filed with the SEC as an exhibit to this annual report. A copy of our bylaws (together with an English translation) is also available for inspection at the principal office of the depositary and at our website (http://ri.ambev.com.br/). Information on ownership of our shares is set forth under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”

On March 23, 2020, our Board of Directors approved the issuance of 1.542.676 new common shares with no par value as a result of the exercise of options granted under the “First Program for the year of 2015 of the Company’s Stock Option Plan”, approved by our Board of Directors on March 4, 2014 pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$ 20.95 and our capital stock following the increase sums R$ 57,899,072,773.68, represented by 15,735,117,965 common shares with no par value.

As of March 5, 2021, our capital stock was equal to R$57,899,072,773.68 divided into 15,735,117,965 issued common shares, without par value, of which 210,166 were treasury shares, with no further changes since March 2020. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

Rights of the Ambev Common Shares

Each of our common shares is indivisible and entitles its holder to one vote at any shareholders’ meeting of Ambev. In accordance with our bylaws and the Brazilian Corporation Law, shareholders have the right to receive dividends or other distributions in proportion to their equity interest in our share capital. For additional information regarding the payment of dividends and other distributions relating to our common shares, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.” In addition, our shareholders may freely transfer their shares and are entitled to be included in a statutory sale of control tender offer upon a disposition of our control (see item “Disclosure of Principal Shareholders” for more information).

Also, upon our liquidation, and after the discharge of all our liabilities, our common shares entitle its holders to a participation in our remaining assets as capital reimbursement in proportion to their equity interest in our share capital. Except under certain circumstances, holders of our common shares have the right, but not the obligation, to subscribe for our future capital increases.

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

A shareholders’ meeting is convened by publishing a meeting call notice no later than 15 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in the Diário Oficial do Estado de São Paulo and in a newspaper with general circulation in São Paulo, where we have our registered office. In certain circumstances, however, the CVM may require that the first notice be published no later than 30 days prior to the meeting. At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Rule No. 481 of December 17, 2009, also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

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

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being considered. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of the issued and outstanding voting shares is required for the types of actions described below (among others):

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

Shareholders may not exercise voting rights with respect to the approval of the appraisal report of assets contributed by them in a capital increase paid in kind or with respect to the approval of their own accounts as managers of the company, as well as in those resolutions that may favor those shareholders specifically, or whenever there is a conflicting interest with the Company. Mergers between affiliated parties are subject to a special statutory valuation procedure intended to provide a parameter (based on the net equity at market prices of the companies involved) for comparing the proposed exchange ratio.

Shareholders’ meetings may be called by our Board of Directors. Under the Brazilian Corporation Law, meetings may also be convened by our shareholders as follows: (1) by any shareholder, if the directors take more than 60 days to convene a shareholders’ meeting after the date they were required to do so under applicable laws and our bylaws, (2) by shareholders holding at least 1% of our total capital stock, if our Board of Directors fails to call a meeting within eight days after receipt of a justified request to call a meeting by those shareholders indicating the proposed agenda, (3) by shareholders holding at least 5% of our voting capital stock, if the directors fail to call a general meeting within eight days after receipt of a request to call a shareholders’ meeting for purpose of assembling a Fiscal Council, and (4) by our Fiscal Council, if the Board of Directors fails to call an annual shareholders’ meeting within 30 days after the mandatory date for such call. The Fiscal Council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present proof of ownership of their Company shares, including identification and/or pertinent documentation that evidences their legal representation of such shareholder. A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be another shareholder, a company officer, a lawyer or a financial institution. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at general meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code.

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
122

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

CVM Rule No. 622 of April 17, 2020, amended allowed publicly held companies to hold virtual or hybrid (i.e. physical and virtual) shareholders’ meetings, including certain procedures that must be adopted by such companies when holding these types of meetings. The notice to a shareholders’ meeting must indicate the format of the meeting and the actions that shareholders must take to participate remotely.

Board of Directors

In accordance with the Brazilian Corporation Law, as a general rule, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting. Exceptions to this general rule are provided in the Shareholders’ Agreement.

Under our bylaws, (i) the majority of the members of our Board of Directors must be external directors (i.e. with no current employment or managerial relationship with the company) and (ii) at least two members of our Board of Directors shall be independent directors. According to our bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse or relative to the second degree of any member of management of Ambev, its controlled companies, controlling company or entity under common control, or (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction). Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the abovementioned criteria.

According to the general principles of the Brazilian Corporation Law, if a director or an executive officer has a conflict of interest with a company in connection with any proposed transaction, the director or executive officer may not intervene nor vote in any resolution of the Board of Directors or of the board of executive officers regarding such transaction and must disclose the nature and extent of the conflicting interest for purposes of recording such information in the minutes of the meeting. In any case, a director or an executive officer may not transact any business with a company, including any borrowings, except on reasonable or fair terms and conditions that are identical to the terms and conditions prevailing in the market or offered by third parties. Any transaction in which a director or executive officer may have an interest can only be approved if carried out on an arm’s-length basis.

Since the enactment of Brazilian Law No. 12,431/2011, which amended Section 146 of the Brazilian Corporation Law, directors no longer need to be shareholders to serve on the board of directors of a Brazilian corporation.

Election of Directors

Each Ambev common share represents one vote at any shareholders’ meeting in connection with the election of our Board of Directors.

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

Pursuant to CVM Rule No. 561/15, publicly-held companies shall adopt the following measures regarding voting process: (1) inform the market of the adoption of cumulative voting process in applicable meetings immediately upon the receipt of the first valid requirement; (2) disclose the voting final summary statements, the voting final detailed statements, as well as any voting statement presented by shareholders at the relevant meeting; and (3) register in the minutes of the annual shareholders’ meeting the number of approving, rejecting or abstaining votes for each item of the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such shareholders’ meeting.

Under our bylaws and applicable law, the number of directors may be reduced to a minimum of five.

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

Minimum Mandatory Dividend

We are required by our bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 a minimum mandatory dividend equivalent to no less than 40% of the distributable amount. In addition to the minimum mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in our statutory “Investment Reserve,” to which we allocate distributable amounts from previous fiscal years not paid as dividends. See “—Reserves.” Furthermore, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on shareholders’ equity based on the accrued profits or existing profits reserves presented in the latest annual or six-month balance sheet. Interim dividends and interest on shareholders’ equity are always deemed as an advancement towards the minimum mandatory dividend.

In addition, the minimum mandatory dividend, whether the full amount or only a portion thereof, may not be distributed in any given year should the Board of Directors consider that such payment is incompatible with the Ambev’s financial situation, subject to shareholder approval. While the law does not establish the circumstances in which distribution of the minimum mandatory dividend is incompatible with a company’s financial situation, it is generally agreed that a company is allowed to refrain from paying the minimum mandatory dividend if such payment threatens its existence as a going concern or harms its normal course of operations. The Fiscal Council must opine on the nonpayment of minimum mandatory dividends, and management must submit to the CVM a report explaining the reasons considered by the Board of Directors to withhold the payment of the minimum mandatory dividend no later than five business days after the shareholders’ meeting that decides on this topic.

Any postponed payment of minimum mandatory dividends must be allocated to a special reserve. Any remaining balance in such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the Company’s financial situation allows.

Payment of Dividends

Under the Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive such dividends, which are generally required to be paid within 60 days following the date of such declaration, unless otherwise resolved by the shareholders’ meetings, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. Our bylaws do not provide for a time frame for payment of dividends. The minimum mandatory dividend is satisfied through payments made both in the form of dividends and interest on shareholders’ equity (amount net of taxes), which, from an economic perspective, is equivalent to a dividend but represents a tax efficient alternative to distribute earnings to shareholders because it is deductible for income tax purposes up to a certain limit established by Brazilian tax laws (see “—Interest on Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we are no longer liable for such payment.

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

Contingency Reserve

Under the Brazilian Corporation Law, a portion of a corporation’s adjusted net income may also be discretionally allocated to a “Contingency Reserve” for an anticipated loss that is deemed probable in future years and which amount can be estimated. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if that loss does not in fact occur or is not charged off in the event that the anticipated loss occurs.

Investment Reserve

Under Brazilian Corporation Law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent the distribution of the minimum mandatory distributable amount. According to our bylaws, a portion of up to 60% of our adjusted net income may be allocated to an “Investment Reserve” for the expansion of our activities, including to be capitalized by us or for our investment in new business ventures.

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

Goodwill Premium from Shares Issued

Pursuant to the Brazilian Corporation Law, the amount received from subscription of shares in excess of the par value of the shares or the portion of the issuance price allocated to capital stock, in case of shares without par value, must be allocated to this reserve. The amount can be used (i) to absorb losses that surpass accumulated profits and profit reserves, (ii) for future capital increases without the issuance of new shares, (iii) to redeem or reimburse shares (including founder’s shares, if applicable), (iv) for payment of dividends to preferred shares, if applicable, or (v) to support an approved share buyback program.

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

Appraisal Rights

Under the Brazilian Corporation Law, dissenting shareholders have appraisal rights that allow them to withdraw from the Company and be reimbursed for the value of their Ambev common shares, whenever, among other instances, a decision is taken at a shareholders’ meeting to:

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

In cases where Ambev merges or is consolidated with another company, participates in a group of companies (as defined in the Brazilian Corporation Law), or is a party to a share merger, dissenting shareholders will not be entitled to exercise appraisal rights if their Ambev common shares are (1) liquid, defined as being part of the IBOVESPA Index and (2) widely-held such that the controlling shareholder or companies under its control holds less than 50% of the referred common shares.

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

Any shareholder that exercises appraisal rights is, in general, entitled to receive the amount equivalent to its shares’ book value as per the last balance sheet approved by our shareholders. If the resolution giving rise to appraisal rights is approved more than 60 days after the date of the last shareholder-approved balance sheet of Ambev, dissenting shareholders may require that the value of their shares be calculated on the basis of an updated balance sheet (balanço especial) dated no less than 60 days before the resolution date. In this case, we must (1) immediately advance 80% of the book value of the shares to be redeemed according to the most recent balance sheet approved by our shareholders and (2) pay the remaining balance within 120 days after the date of the resolution of the shareholders’ meeting. However, if the advanced payment of 80% of the book value of the shares to be redeemed is greater than the actual appraisal rights value per share determined by the updated balance sheet, then the amount in excess advanced by the Company shall be refunded to us by the dissenting shareholders who exercised appraisal rights.

As a general rule, shareholders may not exercise appraisal rights with respect to shares acquired after the publishing of a first meeting call notice or the relevant press release concerning the matter giving rise to such appraisal rights.

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

Inspection of Corporate Records

Shareholders that own 1% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents, if (1) Ambev or any of its officers or directors have committed any act contrary to Brazilian law or our bylaws or (2) there are grounds to suspect that there are material irregularities in the Company. However, in either case, shareholders desiring to inspect our corporate records must obtain a court order authorizing the inspection.

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

Disclosure of Principal Shareholders

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership, as well as disclose any increase or decrease exceeding thresholds of 5% multiples (i.e. 5%, 10%, 15% etc.).

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

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

•	upon a sale of our control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;
•	our delisting is subject to an administrative proceeding before the CVM, having as a condition the launching of a tender offer by the controlling shareholder or us for the acquisition of all our outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at their fair value, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);
•	in addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class (as calculated according to a formula created by CVM), a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class. The same requirement applies whenever (1) a shareholder or group of shareholders representing the same interest and holding more than 50% of the shares in any class from March 7, 2002 (when CVM Rule No. 361/02 became effective, except for public companies existing in September 5, 2000, in which case this date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period and (2) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;
•	upon the occurrence of a tender offer aimed at delisting a company or through which the controlling shareholders will acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;
•	members of our Board of Directors elected by noncontrolling shareholders (in a separate voting mechanism) have the right to veto the choice of the independent auditor by the Board;
•	our controlling shareholders, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the B3; and
130

•	the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with the Shareholders’ Agreement.

C.       Material Contracts

In addition to the contracts described in other sections of this annual report, the following is a summary of the material contracts to which we are a party.

Shareholders’ Agreement

See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement”.

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

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo and others have challenged, in the Brazilian Supreme Court, state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional (Brazilian tax war). Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. On August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. So far, most of the tax benefits programs granted to Ambev have been republished and reinstalled by the granting state. Moreover, in August 2020, the Brazilian Supreme Court issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of ICMS tax war shall be considered unconstitutional, except for the credits derived from tax benefits that have been complied with the validation process provided for in Supplementary Law No. 160 and Confaz Interstate Agreement No. 190. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and “Item 3. Key Information—D. Risk Factors.”

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

Income Tax

Taxation of Dividends

Dividends paid by us, a Brazilian corporation, including our Company, to The Bank of New York Mellon in respect of the common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to our common shares, are currently not be subject to Brazilian withholding income tax (“WHT”) provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996 may be subject to WHT at variable rates according to the tax legislation applicable to each corresponding year.

Profits determined pursuant to Law 11,638/07 (“IFRS Profits”) may differ from the profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007 (“2007 Profits”).

While it was a general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, has established that legal entities should observe the accounting methods and criteria in force on December 31, 2007, or 2007 Profits, in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”) should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (i) 15%WHT, in case of beneficiaries domiciled abroad, but not in Low or Nil Tax Jurisdiction (as defined below), and (ii) 25% WHT, in case of beneficiaries domiciled in Low or Nil Tax Jurisdiction (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules, or the New Tax Regime, including new provisions with respect to Excess Dividends.

Taxation of Gains

According to Article 26 of Law No. 10,833/2003, as amended, gains realized by a Non-Resident Holder on a sale or disposition of assets located in Brazil, such as our common shares, are generally subject to WHT in Brazil, regardless of whether the sale or other disposition is made by a Non-Resident Holder to another non-Brazilian resident or to a Brazilian resident. With respect to the ADSs, arguably the gains realized by a non-Brazilian holder on the disposition of ADSs, including to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a non-Brazilian holder on the disposition of ADSs, including to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules further described.

The deposit of common shares in exchange for ADSs may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a non-Brazilian holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction, as defined below.

The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying common shares, the non-Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Central Bank.

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Taxation Jurisdiction, as defined below; or
•	in all other cases, subject to income tax at a rate that may go up to 25%, depending on the type of investor and its location. In addition, a withholding tax of 0.005% of the sale value shall be applicable and withheld by the intermediary institution (i.e, a broker) that receives the order directly from the Non-Brazilian Holder, which can be later offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.
133

Any other gains assessed on a sale or disposition of the shares that is not carried out on a Brazilian stock exchange are subject to WHT at rates ranging from 15% up to 25% depending on the type of investor and its location. Lower rates may be applicable as provided for in an applicable tax treaty entered into between Brazil and the country where the Non-Brazilian Holder is resident. If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation, a withholding tax of 0.005% on the sale value will also apply and can be used to offset the income tax due on the capital gain.

In the case of a redemption of common shares (or ADSs if understood that these are assets located in Brazil) or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the non-Brazilian holder and the acquisition cost of the common shares (or ADSs) redeemed is treated as capital gain derived from the sale (or exchange of shares in the case of ADSs) not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

As a rule, capital gains realized as a result of a transaction carried out on a Brazilian stock exchange can be measured by the positive difference between the amount realized on sale or exchange of a security and its respective acquisition cost. There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Brazilian Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency (BRL).

There can be no assurance that the current preferential treatment for non-Brazilian holder of ADSs and 4,373 Holder of preferred shares will continue.

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

Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes

A Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment. A regulation issued by the Ministry of Treasury on November 28, 2014 (Ordinance No. 488, of 2014) decreased from 20% to 17% this minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 19, 2014. However, the Normative Ruling No. 1,037, of June 4, 2010 which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as Privileged Tax Regimes, has not been amended to reflect the 17% rate.

On June 24, 2008, and with effect as of January 1, 2009, Law No. 11,727/2008 created the concept of Privileged Tax Regime, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law No. 11,727/08, a jurisdiction will be considered a Privileged Tax Regime if it: (1) does not tax income or taxes it at a maximum rate lower than 20% or 17%, provided that the requirements set forth in Normative Ruling No. 1,530 and Ordinance No. 488 are met; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) does not tax or tax proceeds generated abroad at a maximum rate lower than 20% or 17% as applicable provided that the requirements set forth in Normative Ruling No. 1,530 are met; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, on June 4, 2010, the Brazilian Tax Authorities enacted Ordinance No. 1,037 listing (i) the countries and jurisdictions considered Low or Nil Tax Jurisdictions and (ii) the Privileged Tax Regimes. Normative Ruling 1,037 has not been amended thus far to reflect the threshold changes previously mentioned.

Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Instruction No. 1,037 and of any related Brazilian tax laws or regulations concerning Nil or Low Tax Jurisdictions and Privileged Tax Regimes.

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

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian WHT at the rate of 15% or 25% if the payee is domiciled in a Low or Nil Taxation Jurisdictions , as defined above, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a non-Brazilian holder. As explained in “—Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes,” the RFB reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a Low or Nil Taxation Jurisdiction, as long as the country complies with international tax transparency standards.

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

The distribution of interest on shareholders’ equity may be determined by the Board of Directors. No assurance can be given that the Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation may be required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable WHT, plus the amount of declared dividends is at least equal to the mandatory dividend.

There are discussions in Congress regarding possible changes to the tax treatment of interest on shareholders’ equity from time to time.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

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
135

•	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above, zero.

Notwithstanding these rates of the IOF/Exchange, , the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions, with immediate effects.

Tax on Bonds and Securities Transactions (IOF/Bonds)

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

The Brazilian government may increase such rate up to 1.5% per day, with immediate effects but only with respect to future transactions.

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
136

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

The determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year. Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2020 and we do not expect to be classified as a PFIC in the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years.

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

F.       Dividends and Paying Agents

Not applicable.

G.       Statement by Experts

Not applicable.

H.       Where You Can Find More Information (Documents on Display)

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

You may obtain documents from us by requesting them in writing, at the following addresses or by telephone:

Ambev S.A.
Attention:	Investor Relations Department
Telephone numbers:	(55-11) 2122-1415
(55-11) 2122-1414
Email:	ri@ambev.com.br

You may obtain additional information about us on our website at http://ri.ambev.com.br/. The information contained therein is not part of this annual report.

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

These instruments are accounted for based on their characteristics. See Notes 3 and 28 to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

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

As of December 31, 2020, our derivative activities consisted of sugar, wheat, aluminum, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2020. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2020
Derivatives Instruments	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	254.5	77.2	0.0	0.0	0.0	0.0	331.7	50.9
Average Price (R$/ton)	1,405.91	1,565.03	0.00	0.00	0.00	0.00	1,442.93
Wheat Derivatives:
Notional Amount	-55.4	0.0	0.0	0.0	0.0	0.0	-55.4	-4.1
Average Price (R$/ton)	1,139.39	0.00	0.00	0.00	0.00	0.00	1,139.39
Aluminum Derivatives:
Notional Amount	1,897.5	0.0	0.0	0.0	0.0	0.0	1,897.5	268.5
Average Price (R$/ton)	8,653.84	0.00	0.00	0.00	0.00	0.00	8,653.84
Corn Derivatives:
Notional Amount	53.0	0.0	0.0	0.0	0.0	0.0	53.0	12.0
Average Price (R$/ton)	766.17	0.00	0.00	0.00	0.00	0.00	766.17
Resin Derivatives:
Notional Amount	152.8	0.0	0.0	0.0	0.0	0.0	152.8	8.7
Average Price (R$/ton)	3,211.19	0.00	0.00	0.00	0.00	0.00	3,211.19

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2020. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2020
Debt Instrument	2021	2022	2023	2024	2025	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	436.3	95.3	9.7	7.2	14.2	27.2	590.0
Average Pay Rate	8.11%	8.11%	8.11%	8.11%	8.11%	8.11%	8.11%
Other Latin America Currency Fixed Rate
Average Pay Rate	4.9
US$ Fixed Rate	4.19%
Average Pay Rate
US$ Floating Rate
Average Pay Rate
CAD Fixed Rate	64.9	54.8	51.1	42.8	24.7	104.3	342.6
Average Pay Rate	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%	3.50%
CAD Floating Rate
Average Pay Rate
Reais Denominated Debt Floating Rate – TJLP & TR:
Notional Amount	11.6	12.3	12.3	13.4	14.7	96.9	161.2
TJLP & TR + Average Pay Rate	9.33%	9.33%	9.33%	9.33%	9.33%	9.33%
Reais Debt - ICMS Fixed Rate:
Notional Amount	36.7	34.1	20.7	3.0	5.6	35.5	135.7
Average Pay Rate	4.54%	4.54%	4.54%	4.54%	4.54%	4.54%

Reais Debt - Fixed Rate:
Notional Amount	1,333.1	337.0	278.2	169.1	195.0	393.1	2,705.5
Average Pay Rate	5.42%	5.42%	5.42%	5.42%	5.42%	5.42%
Reais Debt - Floating Rate:
Notional Amount	851.3	1.1
Average Pay Rate	3.90%	3.90%
Total Debt	2,738.8	534.6	372.0	235.6	254.2	657.1	4,792.2

	Maturity Schedule of Cash Instruments as of December 31, 2020
Cash Instrument	2021	2022	2023	2024	2025	Thereafter	Total
	(in R$ million, except percentages)
US$-Denominated Cash and Cash Equivalents:
Notional	3,848.55	-	-	-	-	-	3,848.5
Average Interest Rate	0.3%						0.3%
Reais-Denominated Cash and Cash Equivalents:		-	-	-	-	-
Notional	7,111.46	-	-	-	-	-	7,111.5
Average Interest Rate	2.7%						2.7%
C$-Denominated Cash and Cash Equivalents:		-	-	-	-	-
Notional Amount	1,920.47	-	-	-	-	-	1,920.5
Average Pay Rate	0.6%						0.6%
Other Latin American Currency investments:		-	-	-	-	-
Notional Amount	4,209.86	-	-	-	-	-	4,209.9
Total	17,090.3	-	-	-	-	-	17,090.3

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2020	2019	2018
4th Quarter	4.55	5.57	6.98
3rd Quarter	4.91	5.95	6.56
2nd Quarter	4.94	6.26	6.60
1st Quarter	5.09	7.03	6.75

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2016, until December 31, 2020, the U.S. dollar depreciated 31.1% against the real, and, as of December 31, 2020, the commercial market rate for purchasing U.S. dollars was R$ 5.20 per US$1.00. In 2018, the U.S. dollar appreciated 17.2% against the real. In 2019, the U.S. dollar appreciated 3.6% against the real. The U.S. dollar appreciated 29.2% against the real in 2020.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2020, included debt of R$ 937.4 million.

As of December 31, 2020, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2020. The contract terms of these instruments have been categorized by expected maturity dates.

Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2020
Derivatives Instruments(1)	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	7,795.2	0.0	0.0	0.0	0.0	0.0	7,795.2	-24.6
Average Unit Price	5.11	0.00	0.00	0.00	0.00	0.00	5.11
FDF C$ x US$:
Notional Amount	1,581.6	0.0	0.0	0.0	0.0	0.0	1,581.6	-78.8
Average Unit Price	2.65	0.00	0.00	0.00	0.00	0.00	2.65
FDF C$ x EUR:
Notional Amount	50.8	0.0	0.0	0.0	0.0	0.0	50.8	1.7
Average Unit Price	2.19	0.00	0.00	0.00	0.00	0.00	2.19
NDF ARS x US$:
Notional Amount	3,129.3	0.0	0.0	0.0	0.0	0.0	3,129.3	-95.3
Average Unit Price	93.99	0.00	0.00	0.00	0.00	0.00	93.99
NDF CLP x US$:
Notional Amount	738.5	0.0	0.0	0.0	0.0	0.0	738.5	-73.1
Average Unit Price	783.10	0.00	0.00	0.00	0.00	0.00	783.10
NDF UYU x US$:
Notional Amount	223.4	0.0	0.0	0.0	0.0	0.0	223.4	-13.0
Average Unit Price	46.73	0.00	0.00	0.00	0.00	0.00	46.73
NDF BOB x US$:
Notional Amount	348.7	0.0	0.0	0.0	0.0	0.0	348.7	-23.9
Average Unit Price	7.69	0.00	0.00	0.00	0.00	0.00	7.69
NDF PYG x US$:
Notional Amount	659.3	0.0	0.0	0.0	0.0	0.0	659.3	5.8
Average Unit Price	7,073.70	0.00	0.00	0.00	0.00	0.00	7,073.70
NDF MXN x US$:
Notional Amount	60.8	0.0	0.0	0.0	0.0	0.0	60.8	5.3
Average Unit Price	0.05	0.00	0.00	0.00	0.00	0.00	0.05
NDF MXN x CLP:
Notional Amount	9.4	0.0	0.0	0.0	0.0	0.0	9.4	-3.2
Average Unit Price	40.74	0.00	0.00	0.00	0.00	0.00	40.74

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.
144

Equity Swap Risk

We established several share-based payment programs that allow our directors, officers and certain other employees to receive share-based compensation under certain conditions.

As part of these programs, our board of directors approved equity swap transactions on December 19, 2019, May 13, 2020 and December 9, 2020, respectively, pursuant to which we will receive any price variation related to the difference between the strike price and the trading price of our shares or ADRs at the maturity of the swap. Ambev will pay CDI or Libor plus a fee over the notional value of the transaction. The objective of the transaction is to neutralize the possible effects of the stock prices’ oscillation, considering our share-based payment programs as eventual share price increases would result in a positive gain on the equity swap transaction mitigating the higher cost of purchasing shares in the market to deliver to the employees and vice versa. As these derivative instruments are not characterized as hedge accounting they were not therefore designated to any hedge.

On December 19, 2019, our Board of Directors authorized us or our subsidiaries to enter into equity swap transactions, or First Swap Agreements. The First Swap Agreements must be liquidated within 18 months from our Board of Directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), also limited to R$1.5 billion. On May 13, 2020, our Board of Directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Second Swap Agreements, without prejudice of the regular liquidation of the First Swap Agreements still in force, if applicable. The Second Swap Agreements must be liquidated within 18 months from our Board of Directors’ approval and may cause an exposure of up to 65 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1 billion. On December 9, 2020, our Board of Directors authorized us or our subsidiaries to enter into additional equity swap transactions, or Third Swap Agreements, without prejudice of the regular liquidation of the First and Second Swap Agreements still in force, if applicable. The Third Swap Agreements must be liquidated within 18 months from our Board of Directors’ approval and may cause an exposure of up to 80 million common shares (which may be, partially or totally, referenced in ADRs), limited to R$1.2 billion. The Third Swap Agreements considered together with the outstanding balances of the First and Second Swap Agreements to be liquidated do not reach the threshold set forth in CVM Instruction No. 567/2015.

As of December 31, 2020, an exposure equivalent to R$ 1.7 billion in our shares (or ADR’s) was partially hedged, resulting in a loss in income statement of R$329.3 million.

	Maturity Schedule of Equity Swap Derivatives as of December 31, 2020
Derivatives Instruments	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value
	(in R$ million, except Unit Price)
Equity Swap:
Notional Amount	700.9	-	-	-	-	-	700.9	142.6
Average Unit Price (R$/Share)	13.47	-	-	-	-	-	13.47	-

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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
146

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

The Depositary has made payments to us in the amount of US$1.35 million during 2020. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

148

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2020, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2020, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2020, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2020, the Company’s internal control over financial reporting is effective.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2020, has been audited by PricewaterhouseCoopers Auditores Independentes, the Company’s independent registered public accounting firm. Their audit report and their report on Company’s internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F.

150

D.       Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

152

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

We have adopted a Code of Business Conduct (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. Our Code of Business Conduct has been incorporated by reference to this annual report and was approved by our Board of Directors on August 30, 2013 and amended on May 16, 2017 and on December 21, 2020 (though Old Ambev already had a Board-approved Code of Business Conduct since 2003). If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes, or PwC, acted as our independent auditor for the fiscal years ended December 31, 2020 and 2019. The table below sets forth the total amount we were billed by PwC in 2020 and 2019 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in R$ thousand)
Audit fees	7,178	5,120
Audit-related fees	3,756	3,325
Tax fees	394	526
All other fees	2,578	38
Total	13,906	9,009

Deloitte Touche Tohmatsu Auditores Independentes, or Deloitte, acted as our independent auditor for the fiscal year ended December 31, 2018. The table below sets forth the total amount we were billed by Deloitte in 2018 for services performed in that year, and breaks down the amount by category of service:

Year Ended December 31, 2018
(in R$ thousand)
Audit fees	4,621
Audit-related fees	3,864
Tax fees	1,312
All other fees	29
Total	9,826

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

Tax Fees

Tax fees in 2018, 2019 and 2020 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2020 and 2019 have been audited by PricewaterhouseCoopers Auditores Independentes, São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes is located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB) and its registration numbers are SP 2SP0001/O-5 and 1351, respectively.

Our audited consolidated financial statements for the year ended December 31, 2018 have been audited by another independent registered public accounting firm (Deloitte Touche Tohmatsu Auditores Independentes).

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2021	0	0	Not Specified	Not Specified
January-2021	6,981	16.02	Not Specified	Not Specified
December-2020	171,479	14.89	Not Specified	Not Specified
November-2020	1,480,465	14.97	Not Specified	Not Specified
October-2020	3,141	13.34	Not Specified	Not Specified
September-2020	23,094	13.16	Not Specified	Not Specified
August-2020	0	0.00	Not Specified	Not Specified
July-2020	0	0.00	Not Specified	Not Specified
June-2020	9,864	13.57	Not Specified	Not Specified
May-2020	0	0.00	Not Specified	Not Specified
April-2020	0	0.00	Not Specified	Not Specified
March-2020	256,086	13.17	Not Specified	Not Specified
February-2020	1,375	14.54	Not Specified	Not Specified
January-2020	992,029	18.99	Not Specified	Not Specified
December-2019	1,113,887	19.15	Not Specified	Not Specified
November-2019	0	0.00	Not Specified	Not Specified
October-2019	175,047	18.78	Not Specified	Not Specified
September-2019	228,670	19.26	Not Specified	Not Specified
August-2019	2,566,397	18.35	Not Specified	Not Specified
July-2019	676,723	19.36	Not Specified	Not Specified
June-2019	624,912	18.12	Not Specified	Not Specified
May-2019	12,595	17.92	Not Specified	Not Specified
April-2019	23,767	17.41	Not Specified	Not Specified
March-2019	401,196	16.57	Not Specified	Not Specified
February-2019	0	0.00	Not Specified	Not Specified
January-2019	0	0.00	Not Specified	Not Specified
December-2018	0	0.00	Not Specified	Not Specified
November-2018	111,475	16.46	Not Specified	Not Specified
October-2018	20,866	17.48	Not Specified	Not Specified
September-2018	42,696	18.85	Not Specified	Not Specified
August-2018	98,790	19.30	Not Specified	Not Specified
July-2018	22,179	19.81	Not Specified	Not Specified
June-2018	65,587	20.04	Not Specified	Not Specified
May-2018	292,665	20.18	Not Specified	Not Specified
April-2018	350,709	23.64	Not Specified	Not Specified
March-2018	1,857,789	23.25	Not Specified	Not Specified
February-2018	291,262	22.09	Not Specified	Not Specified
January-2018	637,394	21.74	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
158

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between the United States and Brazilian Corporate Governance Practices.”

160

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

161

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

162

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

163

ITEM 19.	EXHIBITS
1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on April 27, 2020).
2.1	Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013).
2.2	Indenture, dated September 9, 2015, as amended, between Ambev S.A. and Simplific Pavarini Distribuidora de Títulos e Valores Mobiliários Ltda., as Trustee, relating to the R$1,000,000,000 14.476% Non-Convertible Debentures of Ambev S.A. due 2021 (incorporated by reference to Exhibit 2.6 to Form 20-F filed by Ambev on March 14, 2016).
2.3	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013).
3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016).
3.3	Amended and restated New Shareholders’ Agreement, dated April 11, 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on April 19, 2016).
3.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016).
8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 and amended on May 16, 2017 and on December 20, 2020 (English-language translation). (incorporated by reference to the report on Form 6-K furnished by Ambev on December 22, 2020).
11.2	Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev dated March 1, 2013 and amended on August 27, 2014, on March 28, 2016 and on May 15, 2019 (English-language translation).
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
164

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	XBRL Taxonomy Extension Schema Presentation Linkbase.

165

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By: /s/ Jean Jereissati Neto
Name: Jean Jereissati Neto
Title: Chief Executive Officer

By: /s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Chief Financial Officer

Date: March 19, 2021.

166

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ambev S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ambev S.A. and its subsidiaries (the “Company”) as of December 31, 2020 and 2019, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the two years in the period ended December 31, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2020 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Policy

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for extemporaneous tax credits and debits in 2020.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Part B, Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tax contingencies

As described in Note 30 to the consolidated financial statements, the Company has disclosed contingencies related to tax litigations of R$ 79,943.6 million as of December 31, 2020. The Company discloses contingencies in the consolidated financial statements when the likelihood of loss of these lawsuits are classified as possible by management, and for which there are no provisions.

The principal considerations for our determination that performing procedures relating to tax contingencies are a critical audit matter are that there was significant judgment by management when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity in evaluating management's assessment of the losses associated with tax contingencies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax contingencies as well as the financial statement disclosures related to that. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with external legal counsel, (2) evaluating the reasonableness of management’s assessment regarding tax contingencies outcomes, and (3) evaluating the sufficiency of the Company’s disclosures at the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company’s assessment regarding tax contingencies outcomes.

PIS and COFINS Recovery - exclusion of ICMS (VAT tax) from the basis of calculation

As described in Notes 3 and 30 to the consolidated financial statements, the Company recorded in 2020 tax credit of R$ 4.3 billion resulting from the exclusion of circulation of goods and services tax (Brazilian VAT - “ICMS”) from the tax calculation basis of the social integration program (“PIS”) and the contribution to the financing of social security (“COFINS”), for the period during which the special soft drinks and beer regime (“REFRI Taxation Model”) was in effect. This calculation identified the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as calculation basis in the determination of the PIS and COFINS.

The principal considerations for our determination that performing procedures relating to this tax credit recognition are a critical audit matter are that there was a significant judgment by management when determining the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as calculation basis for determination of the PIS and COFINS and the result of exclusion of such total ICMS from the calculation basis of PIS and COFINS in the Company’s operations. This in turn led to a high degree of auditor subjective and effort in performing the procedures designed to evaluate the recognition of this tax credit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment, including controls over the record of this tax credit. These procedures also included, among others, (1) evaluation of the completeness and accuracy of the calculation obtained by management (principal and interest), (2) reading opinions provided by experts and legal advisors engaged by management, (3) evaluating the reasonableness of management’s assessment regarding the total ICMS to be excluded from the calculation basis of PIS and COFINS and (4) evaluating the appropriateness of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of this Company’s tax credit calculation.

/s/ PricewaterhouseCoopers Auditores Independentes

São Paulo, Brasil

March 16, 2021

We have served as the Company’s auditor since 2019.

F-3

Ambev S.A. and Subsidiaries

Report of Independent Registered Public Accounting Firm on the Consolidated Statements of Income, Comprehensive Income, Changes in Equity and of Cash Flows for the Year Ended December 31, 2018

Deloitte Touche Tohmatsu Auditores Independentes

Deloitte Touche Tohmatsu Dr. Chucri Zaidan Avenue, nº 1.240 4th to 12th floors - Golden Tower 04711-130 - São Paulo - SP Brazil Tel: + 55 (11) 5186-1000 Fax: + 55 (11) 5181-2911 www.deloitte.com.br

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors of

Ambev S.A.

São Paulo - SP, Brazil

Opinion on the financial statements

We have audited the accompanying consolidated income statement and consolidated statements of comprehensive income, changes in equity and cash flows of Ambev S.A. and subsidiaries (the “Company”) for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB.

Change in accounting principle

As disclosed in Note 3 to the financial statements, the financial statements have been retrospectively adjusted as the Company changed its method of accounting for leases due to the adoption of IFRS 16 - Leases in 2019.

Basis for opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board - PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission - SEC and the PCAOB.

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

Deloitte provides audit, consulting, financial advisory, risk management, tax and relates services to public and private clients spanning multiple industries. Deloitte serves four out of five Fortune Global 500® companies through a globally connected network of member firms in more than 150 countries bringing world-class capabilities, insights, and high-quality service to address clients’ most complex business challenges. To learn more about how Deloitte’s approximately 286,200 professionals make an impact that matters, please connect with us on Facebook, LinkedIn or Twitter.

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

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

/S/ DELOITTE TOUCHE TOHMATSU

Auditores Independentes

São Paulo, Brazil

March 22, 2019

(May 6, 2019 as to the effects of the adoption of IFRS 16-Leases discussed in Note 3)

We began serving as the Company’s auditor in 2015. In 2019, we became the predecessor auditor.

© 2020. For information, contact Deloitte Touche Tohmatsu Limited.

AMBEV S.A.

Consolidated Income Statements

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2020	2019 (i)	2018

Net sales	6	58,379.0	52,005.1	50,231.3
Cost of sales	10	(27,066.1)	(21,678.2)	(19,249.4)
Gross profit		31,312.9	30,326.9	30,981.9

Distribution expenses		(8,245.0)	(6,951.4)	(6,607.2)
Sales and marketing expenses		(6,374.6)	(5,696.1)	(5,721.3)
Administrative expenses		(2,948.5)	(2,680.0)	(2,363.4)
Other operating income/(expenses), net	7	2,679.4	1,472.7	947.3
Result through shareholdings exchange transactions	8	-	-	30.0
Restructuring	8	(146.5)	(101.8)	(175.5)
Costs arising from business combinations	8	(18.2)	-	-
Results from sales of subsidiaries	8	-	-	78.6
Acquisitions of subsidiaries	8	-	-	(1.5)
Effects of application of IAS 29 (hyperinflation)	8	(9.3)	(5.3)	(18.0)
State amnesties	8	-	(290.1)	-
Impacts of COVID-19	8	(263.2)	-	-
Stella recall	8	(14.8)	-	-
Income from operations		15,972.2	16,074.9	17,150.9

Finance expenses	11	(5,430.5)	(4,748.4)	(4,684.2)
Finance income	11	2,996.0	1,638.9	653.9
Net finance result		(2,434.5)	(3,109.5)	(4,030.3)

Share of results of joint ventures		(43.3)	(22.3)	1.0
Income before income tax		13,494.4	12,943.1	13,121.6

Income tax expense	12	(1,762.5)	(754.7)	(1,773.9)
Net income		11,731.9	12,188.4	11,347.7

Attributable to:
Equity holders of Ambev		11,379.4	11,780.0	10,995.0
Non-controlling interest		352.5	408.4	352.7

Basic earnings per share - common - R$	22	0.7233	0.7490	0.6995
Diluted earnings per share - common - R$	22	0.7171	0.7423	0.6934

(i) 2019 restated to reflect the change in accounting policy, as Note 3.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Comprehensive Income

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	2020	2019	2018

Net income	11,731.9	12,188.4	11,347.7

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(258.0)	(106.3)	25.7

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge on foreign operations	(3.1)	-	(130.8)
Investment hedge - put option granted on subsidiaries	(371.7)	25.2	(85.5)
Gains/losses on translation of other foreign operations	8,061.0	(547.7)	1,982.9
Gains/losses on translation of foreign operations	7,686.2	(522.5)	1,766.6

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	1,837.9	788.1	1,747.2
Reclassified from Equity (Hedge reserve) and included in profit or loss	(1,736.5)	(919.3)	(1,253.5)
Total cash flow hedge	101.4	(131.2)	493.7

Other comprehensive (loss)/income	7,529.6	(760.0)	2,286.0

Total comprehensive income	19,261.5	11,428.4	13,633.7

Attributable to:
Equity holders of Ambev	18,719.6	11,037.2	13,159.4
Non-controlling interest	541.9	391.2	474.3

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 17 - Deferred income tax and social contribution.

AMBEV S.A.

Consolidated Balance Sheets

All amounts in millions of Brazilian Reais unless otherwise stated

Assets	Note	2020	2019

Property, plant and equipment	13	24,768.4	22,576.3
Goodwill	14	40,023.5	35,009.9
Intangible	15	7,580.6	6,306.4
Investments in joint ventures		337.4	303.4
Investment securities	16	213.9	163.6
Deferred tax assets	17	4,560.8	2,950.1
Employee benefits	24	33.6	56.2
Derivative financial instruments	28	3.4	1.2
Income tax and social contributions recoverable		4,495.0	4,331.9
Recoverable taxes	18	5,695.8	671.1
Other assets		2,141.6	1,751.7
Non-current assets		89,854.0	74,121.8

Investment securities	16	1,700.0	14.6
Inventories	19	7,605.9	5,978.6
Trade receivable	20	4,303.1	4,495.5
Derivative financial instruments	28	505.9	172.1
Income tax and social contributions recoverable		1,759.2	1,831.4
Recoverable taxes	18	1,527.9	2,242.7
Other assets		850.0	985.5
Cash and cash equivalents	21	17,090.3	11,900.7
Current assets		35,342.3	27,621.1

Total assets		125,196.3	101,742.9

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Balance Sheets

All amounts in millions of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	2020	2019

Equity	22
Issued capital		57,899.1	57,866.8
Reserves		80,905.6	75,685.7
Carrying value adjustments		(64,989.0)	(72,274.5)
Equity attributable to the equity holders of Ambev		73,815.7	61,278.0
Non-controlling interests		1,335.5	1,278.0
Total equity		75,151.2	62,556.0

Interest-bearing loans and borrowings	23	2,053.5	2,409.7
Employee benefits	24	3,544.0	2,704.5
Derivative financial instruments	28	-	0.1
Deferred tax assets	17	3,043.4	2,371.1
Income tax and social contribution payable		1,912.6	2,219.5
Taxes and contributions payable		684.3	645.2
Trade payables	26	655.8	309.5
Provisions	27	447.1	371.0
Put option granted on subsidiaries and other liabilities		4,226.6	3,145.3
Non-current liabilities		16,567.3	14,175.9

Interest-bearing loans and borrowings	23	2,738.8	653.1
Wages and salaries		925.5	833.0
Dividends and interest on shareholders’ equity payable		2,454.7	956.6
Derivative financial instruments	28	329.8	355.3
Income tax and social contribution payable		1,167.3	1,394.2
Taxes and contributions payable		4,549.5	4,108.5
Trade payables	26	19,339.2	15,069.6
Provisions	27	124.9	110.0
Other liabilities		1,848.1	1,530.7
Current liabilities		33,477.8	25,011.0

Total liabilities		50,045.1	39,186.9

Total equity and liabilities		125,196.3	101,742.9

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Changes in Equity

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings / (losses)	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2018	57,614.1	54,701.0	8,597.2	(355.4)	(74,966.6)	45,590.3	1,973.9	47,564.2

Net Income	-	-	-	10,995.0	-	10,995.0	352.7	11,347.7

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	1,643.7	1,643.7	122.9	1,766.6
Cash flow hedges	-	-	-	-	495.9	495.9	(2.2)	493.7
Actuarial gains/(losses)	-	-	-	-	24.8	24.8	0.9	25.7
Total comprehensive income	-	-	-	10,995.0	2,164.4	13,159.4	474.3	13,633.7
Capital increase	96.1	(89.9)	-	-	-	6.2	96.9	103.1
Effect of application of IAS 29 (hyperinflation) (i)	-	(8.2)	-	3,544.1	258.2	3,794.1	(2.4)	3,791.7
Gains/(losses) on controlling interest (ii)	-	-	-	-	1,042.5	1,042.5	(1,088.5)	(46.0)
Tax on deemed dividends	-	-	-	-	(7.4)	(7.4)	-	(7.4)
Dividends paid	-	-	-	(2,515.1)	-	(2,515.1)	(247.4)	(2,762.5)
Interest on shareholders’ equity	-	-	-	(5,030.5)	-	(5,030.5)	-	(5,030.5)
Purchase of shares and result from treasury shares	-	12.3	-	-	-	12.3	-	12.3
Share-based payments	-	166.1	-	-	-	166.1	-	166.1
Prescribed/(complement) dividends	-	-	-	30.1	-	30.1	-	30.1
Reversal effects of revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	75.9	(75.9)	-	-	-
Fiscal incentive reserve	-	-	1,331.5	(1,331.5)	-	-	-	-
Investments reserve	-	-	5,412.6	(5,412.6)	-	-	-	-
At December 31, 2018	57,710.2	54,781.3	15,341.3	-	(71,584.8)	56,248.0	1,206.8	57,454.8

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

(ii) Of this amount, R$1,035.2 refers to the renegotiation of the shareholders’ agreement from Tenedora to acquire 30% of the issued capital as at January 18, 2018.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Changes in Equity

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2019	57,710.2	54,781.3	15,341.3	-	(71,584.8)	56,248.0	1,206.8	57,454.8

Net Income	-	-	-	11,780.0	-	11,780.0	408.4	12,188.4

Comprehensive income:
Gains/(losses) on translation of foreign operations	-	-	-	-	(505.8)	(505.8)	(16.7)	(522.5)
Cash flow hedges	-	-	-	-	(132.2)	(132.2)	1.0	(131.2)
Actuarial gains/(losses)	-	-	-	-	(104.8)	(104.8)	(1.5)	(106.3)
Total comprehensive income	-	-	-	11,780.0	(742.8)	11,037.2	391.2	11,428.4
Capital increase (Note 22)	156.6	(143.8)	-	-	-	12.8	-	12.8
Effects of application of IAS 29 (hyperinflation) (i)	-	-	-	1,430.3	-	1,430.3	(2.8)	1,427.5
Options granted on subsidiaries	-	-	-	-	70.0	70.0	-	70.0
Gains/(losses) of controlling interest	-	-	-	-	(0.5)	(0.5)	78.8	78.3
Tax on deemed dividends	-	-	-	-	(4.6)	(4.6)	-	(4.6)
Dividends paid	-	-	-	-	-	-	(396.0)	(396.0)
Interest on shareholders’ equity	-	-	-	(7,717.4)	-	(7,717.4)	-	(7,717.4)
Purchases of shares and results from treasury shares	-	(28.9)	-	-	-	(28.9)	-	(28.9)
Share-based payments	-	202.9	-	-	-	202.9	-	202.9
Prescribed/(complementary) dividends	-	-	-	28.2	-	28.2	-	28.2
Reversal of effects of the revaluation of property, plant and equipment on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	-	-	1,352.1	(1,352.1)	-	-	-	-
Investment reserve	-	-	4,180.8	(4,180.8)	-	-	-	-
At December 31, 2019	57,866.8	54,811.5	20,874.2	-	(72,274.5)	61,278.0	1,278.0	62,556.0

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of Changes in Equity

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2020	57,866.8	54,811.5	20,874.2	-	(72,274.5)	61,278.0	1,278.0	62,556.0

Net Income	-	-	-	11,379.4	-	11,379.4	352.5	11,731.9

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	7,493.1	7,493.1	193.1	7,686.2
Cash flow hedges	-	-	-	-	99.4	99.4	2.0	101.4
Actuarial gains/(losses)	-	-	-	-	(252.3)	(252.3)	(5.7)	(258.0)
Total comprehensive income	-	-	-	11,379.4	7,340.2	18,719.6	541.9	19,261.5
Capital increase (Note 22)	32.3	(32.3)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation) (i)	-	-	-	1,344.9	-	1,344.9	(2.5)	1,342.4
Options granted on subsidiaries	-	-	-	-	(37.4)	(37.4)	-	(37.4)
Gains/(losses) of controlling interest	-	-	-	-	0.4	0.4	0.5	0.9
Tax on deemed dividends	-	-	-	-	(5.9)	(5.9)	-	(5.9)
Dividends paid	-	-	-	(1,206.9)	-	(1,206.9)	(482.4)	(1,689.3)
Interest on shareholder´s equity	-	-	-	(6,509.5)	-	(6,509.5)	-	(6,509.5)
Purchases of shares and results from treasury shares	-	13.5	-	-	-	13.5	-	13.5
Share-based payments	-	192.9	-	-	-	192.9	-	192.9
Prescribed/(complementary) dividends	-	-	-	26.1	-	26.1	-	26.1
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,332.8	(1,332.8)	-	-	-	-
Investments reserve	-	-	3,713.0	(3,713.0)	-	-	-	-
At December 31, 2020	57,899.1	54,985.6	25,920.0	-	(64,989.0)	73,815.7	1,335.5	75,151.2

(i) As described in Note 1 (b) Application of inflation accounting and Financial Reporting in Hyperinflationary Economies.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

Consolidated Statements of cash flows

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2020	2019	2018

Net income		11,731.9	12,188.4	11,347.7
Depreciation, amortization and impairment		5,167.4	4,675.2	4,448.4
Impairment losses on receivables and inventory		296.1	149.3	125.6
Additions to/(reversals of) provisions and employee benefits		239.7	507.7	171.7
Net finance costs	11	2,434.5	3,109.5	4,030.3
Losses/(gains) on sale of property, plant and equipment and intangible assets		(78.8)	(73.9)	29.8
Losses/(gains) on sale of operations in subsidiaries		-	-	(80.2)
Equity-settled share-based payment expenses	25	208.7	205.7	161.0
Income tax expense	12	1,762.5	754.7	1,773.9
Share of result of joint ventures		43.3	22.3	(1.0)
Other non-cash items included in profit		(1,769.9)	(1,080.7)	(1,239.2)
Cash flow from operating activities before changes in working capital and use of provisions		20,035.4	20,458.2	20,768.0

(Increase)/decrease in trade and other receivables		(848.8)	(721.9)	(149.2)
(Increase)/decrease in inventory		(1,303.4)	(844.1)	(1,167.1)
Increase/(decrease) in trade and other payables		3,049.8	1,382.0	869.8
Cash generated from operations		20,933.0	20,274.2	20,321.5

Interest paid		(768.8)	(405.1)	(773.8)
Interest received		320.3	543.3	500.4
Dividends received		13.8	4.2	9.3
Income tax paid		(1,642.5)	(2,035.3)	(1,711.3)
Cash flow from operating activities		18,855.8	18,381.3	18,346.1

Proceeds from sales of property, plant and equipment and intangible assets		108.0	190.8	102.4
Proceeds from sales of subsidiaries operations		-	205.4	-
Acquisitions of property, plant and equipment and intangible assets		(4,692.7)	(5,069.4)	(3,571.0)
Acquisitions of subsidiaries, net of cash acquired		(431.5)	(98.1)	(133.4)
Acquisitions of other investments		(19.1)	(62.1)	(8.5)
Investments in short term debt securities and net proceeds/(acquisitions) of debt securities		(1,764.3)	(8.1)	(16.1)
Net proceeds/(acquisitions) of other assets		-	2.9	(49.1)
Cash flow from investing activities		(6,799.6)	(4,838.6)	(3,675.7)

Capital increase		-	12.8	6.2
Capital increase of non-controlling interest		0.7	(26.7)	-
Proceeds/(repurchases) of treasury shares		(7.4)	(32.1)	7.3
Acquisitions of non-controlling interests		-	(0.5)	(3,060.6)
Proceeds from borrowings		3,767.9	946.1	2,304.9
Repayment of borrowings		(2,042.9)	(2,352.7)	(2,499.0)
Cash net of finance costs other than interests		(2,971.5)	(2,421.9)	(1,153.2)
Payment of lease liabilities		(498.5)	(537.2)	(448.0)
Dividends and interest on shareholders equity paid		(6,850.3)	(7,871.3)	(8,814.1)
Cash flow from financing activities		(8,602.0)	(12,283.5)	(13,656.5)

Net increase/(decrease) in cash and cash equivalents		3,454.2	1,259.2	1,013.9
Cash and cash equivalents less bank overdrafts at the beginning of the year		11,900.7	11,463.5	10,352.7
Effect of exchange rate fluctuations on cash and cash equivalents		1,735.4	(822.0)	96.9
Cash and cash equivalents less bank overdrafts at the end of the year		17,090.3	11,900.7	11,463.5

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

1.	CORPORATE INFORMATION	F-16
2.	STATEMENT OF COMPLIANCE	F-22
3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES	F-22
4.	USE OF ESTIMATES AND JUDGMENTS	F-48
5.	SEGMENT REPORTING	F-50
6.	NET SALES	F-52
7.	OTHER OPERATING INCOME / (EXPENSES)	F-53
8.	EXCEPTIONAL ITEMS	F-53
9.	PAYROLL AND RELATED BENEFITS	F-54
10.	ADDITIONAL INFORMATION ON COST OF SALES AND OPERATING EXPENSES BY NATURE	F-54
11.	FINANCE EXPENSES AND INCOME	F-55
12.	INCOME TAX AND SOCIAL CONTRIBUTION	F-56
13.	PROPERTY, PLANT AND EQUIPMENT	F-57
14.	GOODWILL	F-60
15.	INTANGIBLES	F-63
16.	INVESTMENT SECURITIES	F-64
17.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION	F-64
18.	RECOVERABLE TAXES	F-67
19.	INVENTORY	F-68
20.	TRADE RECEIVABLES	F-68
21.	CASH AND CASH EQUIVALENTS	F-69
22.	CHANGES IN EQUITY	F-69
23.	INTEREST-BEARING LOANS AND BORROWINGS	F-76
24.	EMPLOYEE BENEFITS	F-78
25.	SHARE-BASED PAYMENTS	F-83
26.	TRADE PAYABLES	F-86
27.	PROVISIONS	F-87
28.	FINANCIAL INSTRUMENTS AND RISKS	F-89
29.	COLLATERAL AND CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS	F-103
30.	CONTINGENCIES	F-103
31.	NON-CASH ITEMS	F-113
32.	RELATED PARTIES	F-114
33.	GROUP COMPANIES	F-118
34.	INSURANCE	F-120

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated
1.	CORPORATE INFORMATION

(a)	Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo - SP, Brazil, has as its purpose, either directly or through participation in other companies, the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, as well as the advertising of its own and of third party products, the sale of promotional and advertising materials and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“IIBV”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The financial statements were approved, in their final form, by the Board of Directors on March 16, 2021.

(b)	Major corporate events in 2020, 2019 and 2018

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affecting the economies of the countries in which we operate and, consequently, the results of our operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where we operate. Many of these measures directly affect our sales, distribution and final consumer demand for our products.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

In countries higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why  Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company's total volume.

During the fourth quarter of 2020, the implementation of the Company's strategy, the relaxation of restrictions in some regions and the impact of government aid to the community in some countries, led to a gradual increase in volumes across most of our operations, especially in Brazil. The most affected countries, Bolivia and Panama also placed fewer restrictions on both the circulation of people and the production of beverages. However, there is some uncertainty regarding the likelihood of further restrictions by each government on commercial and operating activities, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on our business, liquidity, financial condition, and the outcome of operations, as well as volatility in the trading prices of our shares. However, we are continuing to manage our liquidity and capital resources in a disciplined manner. As such, management have concluded that there are no substantial doubts regarding the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at December 31, 2020, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the financial statements and Explanatory Notes. In addition, due to the protective actions taken for our staff and the donations made by our community, the Company incurred exceptional expenses of R$263.2, at December 31, 2020, as reported in Note 8 - Exceptional items.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. The details of the assumptions used for this option are described in Note 28 (Item IV (d)).

Distribution agreement Cervecería Chile S.A.

On August 16, 2020, Cervecería Chile S.A., a Chilean subsidiary of the Company, entered into a long-term distribution agreement with Embotelladora Andina S.A., Coca-Cola Embonor S.A. and Embotelladora Iquique S.A. (the “Distributors”), by which the Distributors were granted the right to sell and distribute certain products within the Company’s portfolio, with exclusivity in specific zones and sales channels in Chile.

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, a subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands from PepsiCo’s portfolio in Bolivia, was amended in June 1, 2020, extending the agreement for a further ten years and reflecting certain changes in the trade agreement between the parties.

New acquisitions

On January 22, 2020, the company, through its subsidiary Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages.

Red Bull distribution contract

On November 7, 2019, the company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio through specific limited points of sale for the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Information Released by the Press

In the third quarter of 2019, there were news reports based on alleged leaks of statements by Mr. Antonio Palocci as part of legal proceedings, to which the company subsequently had access. As previously stated in a press release dated August 9, 2019, the Company, consistently with its Code of Business Conduct and principles, remains committed to reviewing and monitoring this matter. In this regard, the Company has not identified any evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev.

The Company reaffirms its commitment to conducting business in a legal and ethical manner, and states that it will continue to monitor this matter and respond as appropriate to any requests from the authorities.

Exchange contracts for future financial flows - Equity Swaps

On December 19, 2019, the Board of Directors of Ambev approved the execution, by the Company or its subsidiaries, of equity swap contracts through financial institutions to be defined by the Company's management, having as underlying asset the shares issued by the Company or American Depositary Receipts (ADRs), without impacting the liquidation, within the regulatory term, of the contracts still in force. The settlement of the new approved equity-swap contracts will occur within a maximum period of 18 months from the date of approval, and such contracts could result in exposure of up to 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.5 billion.

On May 13, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 65 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.0 billion.

On December 9, 2020, the Board of Directors of Ambev approved new equity-swap contracts, without impact on the liquidation, of the equity-swap contracts still in force over the applicable terms. The settlement of the new approved equity-swap contracts will occur over a maximum term of 18 months from the date of approval, and such contracts may lead to exposure of up to 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.2 billion, in addition to contracts already executed in the context of the approvals of December 19, 2019 and May 13, 2020, and which have not yet been settled as at the date of approval, may result in an exposure of up to 137,014,453 common shares (some or all of which may be in the form of ADRs).

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Addendum to the Agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands from PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Ice Tea, was added in October 2018 to reflect certain changes to the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1st, 2019. The agreement will be in force until December 31, 2027.

Application of standards regarding accounting and financial reporting in hyperinflationary economies

In July 2018, the Argentinean Peso underwent a severe devaluation, resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering hyperinflationary accounting, as prescribed by IAS 29 - “Financial Reporting in Hyperinflationary Economies” from January 1, 2018 (beginning in the reporting period during which hyperinflation is identified).

Under IAS 29, the non-monetary assets and liabilities, equity and income statements of subsidiaries operating in hyperinflationary economies are restated to reflect changes in the general purchasing power of the local currency by applying a general price index.

The financial statements of entities whose functional currency is the currency of a hyperinflationary economy, whether based on a historical costs approach or a current costs approach, shall be stated in terms of the unit of measurement which is current at the end of the reporting period, and will be converted into the Brazilian Real at the closing exchange rate for the period.

Consequently, the company has applied hyperinflation accounting for its Argentinean subsidiaries in these consolidated financial statements by applying the IAS 29 rules as follows:

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

•        Hyperinflationary accounting was applied from January 1, 2018 (under paragraph 4 of IAS 29, the standard applies to the financial statements of any entity from the beginning of the reporting period in which hyperinflation is identified);

•        Non-monetary assets and liabilities stated at historical cost (e.g. property, plant and equipment, intangible assets, goodwill, etc), and the equity of subsidiaries in Argentina were restated using an inflation index. The impacts of hyperinflation resulting from changes in the general purchasing power up to December 31, 2017 were reported in retained earnings, and the impacts of changes in general purchasing power from January 1, 2018 were reported through the income statement in a dedicated account for hyperinflation monetary adjustments in the finance line item (see also Note 11 - Finance expenses and income). Paragraph 3 of IAS 29 states that there is no general price index, and judgment should be used when the restatement of financial statements becomes necessary. As such, the index used was based on Resolution 539/18 issued by the Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onward, the national consumer price index (“IPC”); ii) to December 31, 2016 the wholesale price index (“IPIM”).

The income statements for 2017, the first and second quarters of 2018 and the respective balance sheets of the Argentinean subsidiaries were not restated, due to the application of this standard. Under paragraph 42 (b) of IAS 21, when amounts are translated into the currency of a non-hyperinflationary economy, the comparative amounts shall be those presented for the current year in the relevant prior year’s financial statements (i.e. not adjusted for subsequent changes in prices or subsequent changes in exchange rates).

Sale of subsidiary

On June 8, 2018, the Company concluded the sale of all shares of its subsidiary Barbados BottlingCo. Limited, which is active within the Soft Drink business sub-unit, for a total of US$53 million, corresponding to R$179 million. The Company recorded a gain on this transaction of US$22 million, corresponding to R$75 million as at the transaction date and R$79 million as at December 31, 2018, recorded in the income statement as an Exceptional item.

Perpetual licensing agreement with Quilmes

In September 2017, Quilmes, a subsidiary of Ambev, entered into an agreement whereby AB InBev will grant a perpetual license to Quilmes in Argentina for Budweiser and other North American brands upon the recovery of the distribution rights by AB InBev from the Chilean company Compañia Cervecerías Unidas S.A. (“CCU”). The agreement also included the transfer of the brewery of Cerveceria Argentina Sociedad Anonima Isenbeck by AB InBev to Quilmes and the transfer of some Argentinean brands (Norte, Iguana and Baltica) and related business assets, along with the payment of US$50 million by Quilmes to CCU. The transaction was closed on May 2, 2018, following approval, by the Argentinean antitrust authority (Comisión Nacional de Defensa de la Competencia) on April 27, 2018 of the main transaction documents and the verification of other usual conditions closing. The Company recorded a gain of 306 million Argentinean Pesos (corresponding to R$50 million as at the transaction date and to R$30 million as at December 31, 2018) in the income statement as a result of the application of the accounting practice for the exchange of assets involving transactions under common control as Exceptional items.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the going concern basis of accounting and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective from December 31, 2020 and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the financial statements as at December 31, 2020 compared to those presented in the financial statements for the years ended December 31, 2019 and 2018, except for the policy described below.

Change in accounting policies for the recognition of extemporaneous tax credits and debits

The accounting policy for the recognition of extemporaneous (related to previous periods) tax credits and debits considered the account origin of the credit or debit up to September 30, 2020. For example, “cost of products sold” is the account of origin for the extemporaneous tax credits or debits related to the acquisition of raw materials. In the same way depreciation expenses is the account of origin of extemporaneous tax credits or debits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently up to the third quarter of 2020, credits referring to the exclusion of circulation of goods and services tax (“ICMS”) from the social integration program (“PIS”) and contribution to the financing of social security (“COFINS”) calculation base have been recognized as a reduction in sales tax expenses, with a positive effect on Net Revenue.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

In the third quarter of 2020 the Company (i) obtained final favorable decisions on: (a) lawsuits involving controlled companies claiming refunds of the PIS and COFINS portion calculated with the inclusion of the ICMS and/or ICMS-ST relating to the period from 1990 onward, and (b) lawsuits involving the Company and its controlled companies, specifically for the period in which the Special Beverage Regime – (“REFRI”) was in place (2009 to 2015), and (ii) is awaiting decisions in lawsuits related to the current taxation model (“New Tax Model”) - from 2015 onwards. The amounts involved in these lawsuits, referred to in items (i.b) and (ii), are significantly higher than those previously recognized, both for credits of the same type, as for recoveries or tax payments.

The Company changed its accounting policy to one which better reflects the effects of the recognition of credits arising from final favorable decisions, in the lawsuits mentioned above. The previous account policy could have given a distorted analysis of the performance for the year, due to the significant increase in the value of credits , so the Company changed its accounting policy to record credits and other extemporaneous tax payments, of any nature, in Other operating income (expenses), and thus is no longer following the original accounting treatment. However, this change in accounting policy does not impact the Net Income, or any of the other balance sheet schedules previously presented, or the amounts recorded in the financial results. The change in accounting policy did not apply for state amnesties which are presented separately in income statement given their one-off exceptional nature, please refer to note 8.

As determined by IAS 8, the new accounting policy is applicable from October 1, 2020 and, for comparative purposes, the relevant balances of extemporaneous credits and debits for 2019 have been reclassified from the account of origin to “Other income and expenses”. The balances for the year ended December 31, 2018, were not reclassified for this change in accounting policy as the amount is deemed immaterial.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	2019
	Originally	Adjustment (i)	Restated
	Submitted

Net sales	52,599.7	(594.6)	52,005.1
Cost of sales	(21,678.2)	-	(21,678.2)
Gross profit	30,921.5	(594.6)	30,326.9

Other items, not restated	(15,724.7)	-	(15,724.7)
Other operating income/(expenses), net	878.1	594.6	1,472.7
Income from operations	16,074.9	-	16,074.9

Finance expenses	(4,748.4)	-	(4,748.4)
Finance income	1,638.9	-	1,638.9
Net finance result	(3,109.5)	-	(3,109.5)

Share of result of joint ventures	(22.3)	-	(22.3)
Income before income tax	12,943.1	-	12,943.1

Income tax expense	(754.7)	-	(754.7)
Net income	12,188.4	-	12,188.4

Attributable to:
Equity holders of Ambev	11,780.0	-	11,780.0
Non-controlling interests	408.4	-	408.4

Basic earnings per share - common - R$	0.7490	-	0.7490
Diluted earnings per share - common - R$	0.7423	-	0.7423

(i) The amount recognized during 2019 was R$ 212.5 in the third quarter and R$ 382.1 in the fourth quarter.

(a)	Basis of preparation and measurement

The financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million. The measurement basis used in preparing the financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended December 31, 2020 for the preparation of these financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in its consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(c)	Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates used in its consolidated financial statements are prepared for the same reporting period as Ambev, using a consistent accounting policy.

All intercompany transactions, balances and unrealized gains or losses on transactions between group companies have been eliminated.

Subsidiaries

The Company controls an entity when it is exposed to or has rights to variable returns due to its involvement with the entity, and it is able to affect those returns through its power over the entity. When assessing control, potential voting rights are considered. Control is presumed to exist where the Company owns, directly or indirectly, more than half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not confer control.

Subsidiaries are consolidated from the date on which control is obtained by the Company, except when the predecessor basis of accounting is applied to transfers of common control. Consolidation is discontinued from the date on which control ceases.

Ambev uses the purchase method to account for its business combinations. The consideration transferred for the acquisition of a subsidiary represents the fair value of the assets transferred, the liabilities incurred, and the equity interest issued by Ambev. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income as they are incurred. Assets, liabilities and contingent liabilities acquired/assumed in a business combination are recognized initially at their fair value as at the acquisition date. Ambev recognizes the non-controlling interest in the acquiree, either at its fair value or at the non-controlling interest’s proportional share of the net assets acquired. The measurement of the non-controlling interest to be recognized is determined for each acquisition.

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

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Joint arrangements

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS. IFRS 3 is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control.

i) Predecessor basis of accounting

In accordance with IAS 8, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amount of the asset received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity that receives the net assets or the equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book value as at the transfer date. If the book value of the assets and liabilities transferred by the parent is different from the historical cost recorded by the controlling entity of the entities under common control (the ultimate parent), the financial statements of the acquirer shall reflect the assets and liabilities transferred at the same cost of the ultimate parent, as a counter-entry to shareholders' equity against the carrying value adjustments.

ii) Assets Swap

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company (i.e. above the level of the consolidated financial statements), the Company assesses the existence of: (i) any conflicts of interest; and (ii) the economic substance and purpose of the transaction. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and a fair impact on the amount of distributable results to our shareholders, specially the non-controlling interest. This policy also includes assets acquired through the swapping of non-cash assets, or swaps with a combination of cash and non-cash assets. The assets swapped may be of the same or a different nature. The cost of such assets is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined based on the book value of the assigned asset.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Whenever assets distributed are not recorded as cash, the asset, before distribution, is recorded at its fair value in the income account. This procedure is applicable to distributions where the assets are of the same nature and therefore can be treated equally. However, similarly to IFRIC 17, in the absence of a specific accounting practice for transactions under common control, we apply these procedures as part of our accounting practices. We also apply the same procedures to sales (products, supplies, etc.) to our controlling entity, where the positive result of the sale is recognized in income.

(d)	Foreign currency translation

Functional and presentation currency

The items included in the financial statements of each subsidiary of the Company are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”).

The functional and presentation currency of the Company financial statements is the Brazilian Real.

Transactions and balances

Foreign currency transactions are accounted for at the exchange rates prevailing as at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the balance sheet date rate. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rate prevailing as at the date of the transaction. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated at the exchange rate in force as at the date on which the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies and resulting from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Foreign exchange gains and losses related to loans and cash and cash equivalents are presented in the statement of income as finance expenses or finance income.

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

Upon consolidation, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

The goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the closing rate.

Net investments in foreign operations

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

Financial reporting in hyperinflationary economies

Under IAS 29, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated to reflect changes in the general purchasing power of the local currency by applying a general price index. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether using the historical costs approach or the current costs approach, shall be stated in terms of the unit of measurement in force at the end of the reporting period, and translated into Reais at the closing rate for the period.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Exchange rates

The most significant exchange rates used for the preparation of the Company’s financial statements are as follow:

			Closing rate			Average rate
Currency	Name	Country	2020	2019	2018	2020	2019	2018

CAD	Canadian Dollar	Canada	4.0791	3.1019	2.8431	3.8119	2.9651	2.8092
DOP	Dominican Peso	Dominican Republic	0.0891	0.0761	0.0770	0.0907	0.0769	0.0734
USD	US Dollar	Panamá and Cuba (i)	5.1967	4.0307	3.8748	5.1331	3.9410	3.6348
GTQ	Quetzal	Guatemala	0.6700	0.5245	0.5001	0.6641	0.5120	0.4837
ARS	Argentinean Peso	Argentina	0.0618	0.0673	0.1025	0.0736	0.0835	0.1371
BOB	Bolivian Peso	Bolivia	0.7467	0.5791	0.5567	0.7375	0.5666	0.5222
PYG	Guarani	Paraguay	0.0007	0.0006	0.0007	0.0008	0.0006	0.0006
UYU	Uruguayan Peso	Uruguay	0.1227	0.1080	0.1196	0.1242	0.1118	0.1181
CLP	Chilean Peso	Chile	0.0073	0.0054	0.0056	0.0065	0.0056	0.0057
BBD	Barbadian Dollar	Barbados	2.5618	1.9870	1.9101	2.5304	1.9427	1.7918

(i) The functional currency of Cuba, the Cuban Convertible Peso (“CUC”), has a fixed parity with the US Dollar (“USD”) at the balance sheet date.

(e)	Segment reporting

Reportable segments are identified based on the internal reporting regularly reviewed by the chief operating decision maker of the Company for the purpose of evaluating the performance of each segment and allocating resources to those segments. Accordingly, segment information is presented by geographical area, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions. The Company’s management structure and the information reported to the chief decision are structured on the same basis.

Performance information by business unit (Beer and Non-alcoholic beverages (“NAB”)), is also presented to the Company’s chief decision maker and is disclosed as additional information, even though it does not qualify as a segment. Internally, the Company’s management uses performance indicators such as the earnings of consolidated operation before interest and taxes (“EBIT”) and the normalized earnings of consolidated operation before interest, taxes, depreciation and amortization (“normalized EBITDA”) as measures of segment performance to make decisions regarding resource allocation and to analyze the performance of the consolidated operations. These indicators have been reconciled with the profit for each segment in the tables in Note 5 - Segment reporting.

Effective from January 1, 2019, we reorganized our regional reporting structure. We no longer report Latin America North (“LAN”) business segment and, from now on, we will be reporting Brazil and Central America and The Caribbean (“CAC”) business segments on a separated basis. On December 31, 2019 and 2020 we conducted our operations across four business segments, as follow:

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

▪ Brazil, where we operate two business sub units: (i) beer and (ii) non-alcoholic beverages (NAB);

▪ Central America and Caribbean (“CAC”), which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Nicaragua and Honduras), Barbados and Panama;

▪ Latin America South (LAS), which includes our operations in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

▪ Canada, represented by the operations of Labatt Brewing.

(f)	Revenue recognition

The Company recognizes revenue when the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company, as described below.

Revenue represents the fair value of the amount received or receivable upon the sale of products or the rendering of services in the ordinary course of business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of the elimination of sales between group companies.

Goods sold

The company recognizes revenue when its performance obligations have been satisfied, meaning when the Company transfers control of a product to a customer.

Specifically, revenue recognition is based on the following five-step approach:

•	Identification of the contract with a customer;

•	Identification of the performance obligations in the contract;

•	Determination of the transaction price;

•	Allocation of the transaction price to the performance obligations in the contracts; and

•	Revenue recognition when the performance obligations have been satisfied, meaning when the company transfers control of a product to a customer.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. These trade incentives are treated as variable consideration. If the consideration includes a variable component, the company estimates the amount of consideration to which it will be entitled for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the respective uncertainty is resolved.

Finance income

Finance income consists of interest received or receivable on funds invested, monetary updates arising from legal disputes, foreign exchange gains, gains on currency hedging instruments intended for offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as at fair value through profit or loss, as well as any gains due to hedge ineffectiveness.

Interest income is recognized on an accruals basis unless collectability is in doubt.

(g)	Expenses

Finance expenses

Finance expenses are comprised of interest payable on borrowing, calculated using the effective interest rate method, foreign exchange losses, losses on currency hedging instruments intended for the offsetting of currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as held for trading, impairment losses on financial assets classified as available for sale, as well as any losses due to hedge ineffectiveness.

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

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Royalty expenses

Royalties are classified as cost of goods sold.

(h)	Exceptional items

Exceptional items are those that in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact on the variations in profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, amnesties, acquisitions of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

(i)	Income tax and social contribution

The income tax and social contribution for the year are comprised of the current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or in other equity accounts. In these cases, the tax effects are also recognized directly in comprehensive income or in equity accounts (except for interest on shareholders’ equity. See Note 3 (q)).

The current tax expense represents the expectation of the payment of tax on the taxable income for the year, using tax rates enacted, or substantially enacted, at the balance sheet date, and any adjustment to tax payable in relation to previous years.

Deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax-deductible temporary differences between the tax and accounting bases of assets and liabilities. Under this method, a provision for deferred taxes is also calculated based on the differences between the fair values of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability should be recorded on goodwill recognition, and thus no deferred tax asset/liability is recorded: (i) Upon the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither the accounting nor the taxable profit or loss; and (ii) For differences arising from investments in subsidiaries to the extent that they will not be reversed in the foreseeable future. The amount of deferred tax for which a provision is made is based on the expected realization or settlement of the temporary differences, using the currently or substantially enacted tax rates.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and where these relate to income taxes levied by the same tax authority on the same taxable entity, or to different taxable entities which intend either to settle their current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

Deferred tax assets are recognized only to the extent that it is likely that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefits will occur.

(j)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing costs incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax, transportation and the costs of dismantling, removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, on an annual basis.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Land is not depreciated since it is deemed to have an indefinite useful life.

Property, plant and equipment, and depreciation include the effects of using the predecessor basis of accounting (Note 3 (c)).

Subsequent expenditures

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the -future economic benefits in the component will flow to the Company and the cost of the component can be measured reliably. All other costs are expensed as incurred.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Depreciation

The depreciable amount is the cost of an asset less its residual value. The residual values, if significant, are reassessed annually. Depreciation is calculated from the date on which the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The right-of-use assets are depreciated over the term of each contract.

The estimated useful lives of the major classes of property, plant and equipment are as follow:

Buildings	25 years
Plant and equipment	15 years
Fixtures	10 years
Fittings	10 years
Assets for external use / commercial assets	2 - 5 years

The assets’ residual values and useful lives are reviewed at least annually. Management uses judgment to assess and ascertain the useful lives of these assets.

Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amounts and are recognized in Other operating income/(expenses) in the income statement.

Leases

Up to December 31, 2018, leases of assets under which all the risks and rewards of ownership were substantially retained by the lessor were classified as operating leases. Payments made under operating leases were charged to the income statement as the payments were incurred over the terms of the leases.

IFRS 16 replaced the existing lease accounting requirements and was adopted retrospectively and in full by the Company, resulting in a significant change in the accounting treatment and reporting of the leases that were previously classified as operating leases, with more assets and liabilities reported on the balance sheet and a differences in the recognition of lease costs and related interpretations.

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset becomes available for use by Company. Each lease payment is allocated between the liability and the finance expenses. Finance expenses are recognized in the statement of income over the lease period. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term, on a straight-line basis.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Assets and liabilities arising from a lease are initially measured at present value and when measuring lease liabilities, the Company discounted lease payments using incremental borrowing rates.

Payments associated with short-term leases and all leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less. Low-value assets represent assets with a value of US$5,000 or less.

(k)	Goodwill

Goodwill arises on acquisitions of subsidiaries, associates, and joint arrangements.

Goodwill is determined as the excess of: (i) the consideration paid; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired as at the date of acquisition. All business combinations are accounted for using the purchase method.

In compliance with IFRS 3 - “Business Combinations”, goodwill is carried at cost and not amortized, but is tested for impairment at least annually, or whenever there are indications that the cash generating unit (“CGU”) to which the goodwill has been allocated could be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is expressed in the functional currency of the CGU or joint operation to which it relates and translated into Reais using the year-end exchange rate.

For associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint venture.

If the Company’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities recognized exceeds the costs of the business combination, such excess is recognized immediately in the income statement.

Expenditure on internally generated goodwill is expensed as it is incurred.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Goodwill includes the effects of applying the predecessor basis of accounting (Note 3 (c)).

(l)	Intangible assets

Brands

When a portion of the consideration paid in a business combination relates to brands, this is recognized in a specific Intangible Assets account, and measured at their fair values as at the acquisition date. Subsequently, the value of brands can be reduced in the case of impairment losses. Internally generated expenditure for brand development is recognized within expenses.

Software

Purchased software is measured at cost less accumulated amortization.

Amortization related to software is included in the cost of sales, distribution and sales expenses, marketing expenses or administrative expenses, based on the business activity which the software is intended to support.

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

Amortization

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Licenses, supply, and distribution rights are amortized over the period for which the rights exist. Brands are considered to have indefinite lives, and therefore, are not amortized. Software and capitalized development costs related to technology are amortized over a period of 3 to 5 years.

Items that are not amortized are tested for impairment on an annual basis.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(m)	Recognition of assets and liabilities relating to extemporaneous tax debits or credits

The accounting policy applied by the Company considers the extemporaneous tax credits and debits of any nature as determined by IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

Credits are recognized only when management has elements that guarantee (i) that the credit is virtually certain; and (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded. In cases where the recovery of the asset is probable, or the amount cannot be reliably measured, the amounts are not recognized in the account, but presented in Note 30 - Contingencies related to contingent assets. Management understands that, in cases of lawsuits involving contingent assets, a final and unappealable decision on the specific lawsuit of the Company is required to confirm the existence of its rights, except where specific circumstances pertinent to the case allow the recognition of their rights with sufficient objectivity and reliability.

Debits are recognized only when (i) these are based on a past event; (ii) there is a present obligation arising from this past event; (iii) it is probable that an outflow of resources will be required; and (iv) the amount can be estimated sufficiently reliably. If the expected disbursement is possible, or the amount cannot be sufficient reliably measured, the amounts are presented in Note 30 - Contingencies.

Contingent assets and liabilities are assessed periodically to ensure that they are appropriately reflected and disclosed in the financial statements.

From October 1, 2020, the accounting policy for the recognition of assets and liabilities of extemporaneous tax credits and debits of any nature are recorded as “Other operating income / (expenses)”, with an exception for amnesty payments, accounted for as exceptional items, given their one-off nature.

(n)	Inventory

Inventory is initially recorded at the acquisition cost and subsequent valued at the lower of their cost and net realizable value. Cost includes expenditure incurred to acquire the inventory and bring it to the location and condition required for use. The weighted average method is used to determine the cost of inventory.

The cost of finished products and work in progress includes raw materials, other production materials, direct labor, other direct costs, gains and losses on derivative financial instruments, and an allocation of fixed and variable overheads based on the normal operating capacity, we highlight that fixed costs not allocated or idle costs are not held in inventory, are recognized directly in the income statement, as determined by IAS 2. The net realizable value is the estimated selling price in the ordinary course of business, less the costs of bringing the inventory to the condition required for sale, and the selling costs.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The amount of inventory is reduced on a case-by-case basis if the anticipated net realizable value declines below the carrying amount. The calculation of the net realizable value takes into consideration the specific characteristics of each category of inventory, such as the expiry date, the remaining shelf life, and any indicators of slow-moving inventory, amongst others.

(o)	Trade receivables

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of the unconditional consideration, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade and receivables with the objective of collecting the contractual cash flow, and therefore measures them subsequently at amortized cost using the effective interest rate method.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses whereby impairment allowances for trade receivables are measured upon initial recognition on the basis of the expected 12-month credit losses. This is primarily based on past experience of credit losses, current data on overdue receivables and credit score information. Prospective information (such as forecast economic performance indicators) is also taken into consideration if, based on past experience, such indicators show a strong correlation with actual credit losses. Typically trade receivables which are outstanding for more than 90 days are fully written-off.

Other receivables are mainly composed of loans to customers, cash deposits on guarantees and tax receivables. These instruments are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(p)	Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with an insignificant risk of changes in value, and readily convertible into cash. They are stated at their face value, which approximates the fair value.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

(q)	Equity

Issued capital

The Company's issued capital consists only of common shares.

Repurchase of shares

When the Company repurchases its own shares, the amount paid, including any directly attributable additional costs are recognized as deductions from equity attributable to shareholders, in the line item “Treasury shares”.

Share issuance costs

Incremental costs directly attributable to the issuance of new shares or options are presented in equity as a deduction, net of tax, from the proceeds.

Dividends and interest on shareholder’s equity

Dividends and interest on shareholders’ equity are recognized in liabilities from the date on which they are approved by a Board of Directors’ Meeting, except for the minimum statutory dividends provided for under the Company’s bylaws, which are recognized as a liability, when applicable, at the end of each fiscal year.

The interest expense attributable to capital to shareholders is recognized in income for the purposes of the calculation of Brazilian income and social contribution tax, and are subsequently reclassified from shareholders' equity for presentation purposes in the financial statements.

(r)	Interest-bearing loans and borrowings

Interest-bearing loans and borrowing are recognized initially at fair value less attributable transaction costs. Subsequently to their initial recognition, interest-bearing loans and borrowing are stated at amortized cost, with any differences between the initial and maturity amounts recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset which requires a substantial period of time to prepare for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that the future economic benefits associated with the item will flow to the Company, and the costs can be measured reliably. Other borrowing costs are recognized as finance expenses in the period in which they are incurred.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(s)	Employee benefits

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada (“IAPP”), post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and its participants, considering the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefit obligations are funded using the returns on the assets of the Fundação Zerrenner plan. If necessary, the Company may contribute some of its profits to Fundação Zerrenner.

The Company manages defined benefit and/or defined contribution plans and/or medical and dental assistance plans for the employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada.

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

s.2) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation level.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method takes into account that each period of service gives rise to an additional unit of benefit and measures each such unit separately. Based on this method, the cost of providing pensions is charged to the income statement over the period of service of the employee. The amounts charged to the income statement consist of current service costs, interest costs, past service costs and the effect of any agreements and settlements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the respective obligation and the fair values of the plan assets.

Past service costs arise from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of: (i) when the settlement/curtailment occurs; or (ii) when the Company recognizes the related restructuring or termination costs, unless those changes are conditional upon the employee’s continued employment, for a specific period of time (the period in which the rights are acquired). In such cases, past services costs are amortized using the straight-line method over the period during which the rights were acquired.

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

Other post-employment obligations

The Company and some of its subsidiaries provide post-employment medical benefits, the reimbursement of medication expenses and other benefits to certain retirees. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology like that for defined benefit plans, including actuarial gains and losses.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Termination benefits

Termination benefits are recognized as expenses at the earlier of: (i) when the Company is demonstrably committed, without a realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date; and (ii) when the Company recognizes costs related to restructuring.

Bonuses

Bonuses granted to employees and managers are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period during which the bonus is earned.

(t)	Share-based payments

Different share and share option programs allow management and other members appointed by the Board of Directors to acquire shares in the Company. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

(u)	Trade payables

Trade payables are recognized initially at their fair values and subsequently at amortized cost using the effective interest method.

(v)	Provisions

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) the amount of the obligation can be estimated reliably.

Provisions, except for those mentioned in the line item Disputes and litigation, are determined by discounting the expected future cash flow, to a pre-tax rate, which reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Restructuring

A provision for restructuring is recognized when the Company has approved a detailed restructuring plan, and the restructuring has either commenced or been announced. Costs relating to the ongoing and future activities of the Company are not provided for but are recognized when expenses are incurred. The provision includes the benefit commitments in connection with early retirement and redundancy schemes.

Disputes and Litigations

A provision for disputes and litigation is recognized when it is more likely than not that the Company will be required to make future payments as a result of past events. Such items may include but are not limited to, claims, suits and actions filed by or against the Company relating to antitrust laws, violations of distribution and license agreements, environmental matters, employment-related disputes, claims from the tax authorities, and other matters.

(w)	Financial Instruments and hedge accounting

Classification and Measurement

The company uses financial instruments to implement its risk management strategy and policy. Derivatives are generally used to mitigate the impact on the Company’s performance due to changes in foreign currencies, interest rates, equity prices and commodity prices. The Company’s financial risk management policy prohibits the use of derivatives not related to the Company’s core business.

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

Upon initial recognition, a financial asset is classified either: (i) at amortized cost; (ii) at fair value through other comprehensive income - debt instruments; (iii) at fair value through other comprehensive income - equity instruments; or (iv) at fair value through profit or loss.

Financial assets are not reclassified subsequently to initial recognition, unless the Group changes the business model for the management of financial assets, in which case all impacted financial assets are reclassified on the first day of the post-change business model.

The classification of the Company’s financial assets is as follows:

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

▪ Debt instruments at fair value through other comprehensive income, with gains or losses recycled to profit or loss upon derecognition. Financial assets in this category quoted debt instruments held by the Company in line with its business model either to collect cash flow or for sale.

▪ Equity instruments designated as at fair value through other comprehensive income, with no recycling of gains or losses to the profit or loss upon derecognition. This category only includes equity instruments which the company intends to hold for the foreseeable future, and which it has irrevocably elected to classify thus upon their initial recognition or transition. These instruments are not subject to impairment testing.

▪ Financial assets and liabilities at FVPL: comprise derivative instruments and equity instruments which were not designated as FVOCI. This category also includes debt instruments with cash flow characteristics which are not held within a business model with the objective either to collect contractual cash flow, or both to collect contractual cash flow and for sale.

The measurement of the Company’s financial assets is as follows:

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the risk related to the variability of foreign exchange rates, interest rates and commodity prices. Derivative financial instruments, although contracted to protect against the exposure, but not meeting all of the hedge accounting requirements, will be recognized at fair value through profit or loss.

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

Subsequently to initial recognition, derivative financial instruments are remeasured to their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these instruments are cash flow hedges or net investment hedges, where changes in fair value are recognized in comprehensive income.

The company contracts commodities derivatives which have similar effective periods to the hedged items. The Company applies component hedging to its commodities. The hedged component is contractually specified and matches with what is defined in the derivative contract, and therefore the hedge ratio is always 1:1. Hedge effectiveness is assessed on a qualitative basis. Whenever the critical terms do not match, the company uses the hypothetical derivatives method to assess the hedge effectiveness. Possible causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either party to the derivative contract.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The cash flow, net investment and fair value hedge concepts are applicable to all instruments that meet the hedge accounting requirements under IFRS 9 - “Financial Instruments”.

Cash flow hedge accounting

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability, or the foreign currency risk or commodity price variations associated with a highly probable transaction, the effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve), and will be reclassified from the cash flow hedge reserve to the same line item within which and the same period during which the cash flow futures were hedged. The ineffective portion of any gain or loss is recognized immediately in the current income statement.

When a hedging instrument or a hedging relationship is terminated, but the hedged transaction is still expected to occur, the cumulative gains and losses (up to the date of termination) remain within comprehensive income, being reclassified in accordance with the above practice, when the transaction being protected occurs. If the hedged transaction is no longer probable, the accumulated gains and losses recognized in comprehensive income are reclassified immediately to the current income statement.

Fair value hedge accounting

When a derivative is intended to hedge the variability in the fair value of a recognized asset or liability, or of a firm commitment, any resulting (gain or loss) on the hedging instrument is recognized in profit or loss. The carrying amount of the hedged item is also adjusted for changes in the fair value related to the risk being hedged, with any gain or loss being recognized in the income statement.

Net investment hedge accounting

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability into the functional currency are recognized directly in other comprehensive income (translation reserves). Any ineffectiveness is recognized immediately in profit or loss.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in profit or loss.

Derivatives at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair values of any of those derivative financial instruments are recognized immediately in profit or loss.

Impairment of financial assets

On a quarterly basis, Management performs impairment testing for financial assets or groups of financial assets. If a trigger event occurs, a financial asset or group of financial assets will be deemed to be impaired. An asset or group of financial assets is deemed impaired, and impairment losses are recorded, only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that event (or events) has an impact on the estimated future cash flow from the financial asset or group of financial assets, and can be estimated reliably.

(x)	Impairment of non-financial assets

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets are reviewed, at least, at each reporting date to determine the existence of any indication of impairment. If there is any indication, the asset’s recoverable amount is estimated, and the non-recoverable amount is recognized as an impairment in the income statement.

Goodwill, intangible assets not yet available for use, and intangibles with indefinite useful lives, are tested for impairment at the business unit level (one level below the reportable segment level) at least annually, or whenever there is any indication of impairment.

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

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The recoverable amounts of other assets are determined as the higher of their fair value less costs to sell and their value in use. For an asset that does not generate substantially independent cash inflows, the recoverable amount is allocated to the CGU to which the asset belongs. The recoverable amounts of the CGU to which the goodwill and the intangible assets with indefinite useful lives belong are based on the fair value net of selling expenses, using EBITDA multiples observed in the market for previous business combinations involving comparable businesses in the brewing industry. For some CGUs, these calculations are corroborated using the fair-value less costs of disposal approach, where the free cash flow of these CGUs is discounted to fair value using a discount rate after tax that reflects current valuation models for the time value of money, and the risks specific to the asset.

Non-financial assets, except for goodwill, are reviewed for the possible reversal of the impairment at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(y)	Government grants

The Company receives benefits from Brazilian state tax incentive programs to promote industrial development including the deferred payment of taxes. These State programs are intended to promote long-term increases in employment and industrial decentralization, as well as to complement and diversify the industrial states.

In the case of these States, the tax terms are set out in the tax law. When conditions for obtaining these grants exist, they are under the Company's control. The benefits of the delayed payment of such taxes are recorded in the income statement, on an accrual basis.

As the interest rates and/or terms of these loans are advantageous compared to market conditions, this financing is considered as subsidized loans as intended by IAS 20. The respective subsidies consist of the gains identified by comparing the value of these operations in the market conditions to the value agreed in contract. Thereby, upon receipt of funding, the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies. Management reviews the market conditions prevailing in the year to assess such subsidies on an annual basis.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the above mentioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

There is no general price index and judgement is allowed to be used when the restatement of financial statements becomes necessary. As, such, the index used was based in Resolution 539/18 issued by the Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onwards the national IPC (national consumer price index); ii) to December 31,2016 the IPIM (wholesale price index).

4.   USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments regarding the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period during which they are realized, or future periods.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting (Note 3 (c));

(ii) Business combinations (Note 3 (c) and (k);

(iii) Impairment (Note 3 (w) and (x));

(iv) Provisions (Note 3 (v));

(v) Share-based payments (Note 3 (t));

(vi) Employee benefits (Note 3 (s));

(vii) Current and deferred tax (Note 3 (i));

(viii) Joint arrangements (Note 3 (c));

(ix) Measurement of financial instruments, including derivatives (Note 3 (w));

(x) Assets and liabilities recognition related to extemporaneous tax credits and debits (Note 3 (m));

(xi) Accounting and financial reporting in hyperinflationary economies (Note 3 (d)); and

(xii) Leases (Note 3 (j)).

The fair values of acquired identifiable intangibles with indefinite useful lives are based on an assessment of future cash flow. Impairment analyses of goodwill and intangible assets with indefinite useful lives are performed at least annually, or whenever a triggering event occurs, to determine whether the carrying value exceeds the recoverable amount.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The Company uses its judgment to chose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

Actuarial assumptions regarding future events are used for the calculation of projected pension and other long-term employee benefit expenses and liabilities. These factors include assumptions regarding interest rates, rates of increase in healthcare costs, rates of future compensation increases, turnover rates, and life expectancy.

The company is subject to income tax in numerous jurisdictions. Significant judgment is required to determine the Company’s worldwide provision for income tax. There are some transactions and calculations for which the ultimate tax determination is uncertain. Some of the subsidiaries of the Company are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet date, and by their nature, can take a considerable time to complete.

As described in Note 1 (b) Application of accounting and financial reporting in hyperinflationary economies, under paragraph 3 of IAS 29, there is no stipulated price index, and judgment may be used when the restatement of financial statements becomes necessary. The index used was based on Resolution 539/18, issued by the Argentine Federation of Professional Boards on Economic Sciences: i) from January 1, 2017 onward, the national IPC; ii) up to December 31, 2016 the IPIM.

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and apply the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated
5.	SEGMENT REPORTING

(a)	Reportable segments - Years ended:
	Brazil			CAC (i)			Latin America - south (ii)			Canada			Consolidated
	2020	2019 (iii)	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019 (iii)	2018

Net sales	30,196.5	28,129.9	26,814.2	7,319.3	6,757.9	5,813.9	11,560.8	10,028.7	10,753.9	9,302.4	7,088.6	6,849.3	58,379.0	52,005.1	50,231.3
Cost of sales	(14,112.9)	(12,096.3)	(10,014.8)	(3,307.5)	(2,934.1)	(2,559.1)	(5,937.4)	(3,998.0)	(4,261.7)	(3,708.3)	(2,649.8)	(2,413.8)	(27,066.1)	(21,678.2)	(19,249.4)
Gross profit	16,083.6	16,033.6	16,799.4	4,011.8	3,823.8	3,254.8	5,623.4	6,030.7	6,492.2	5,594.1	4,438.8	4,435.5	31,312.9	30,326.9	30,981.9
Distribution expenses	(4,241.9)	(3,814.1)	(3,641.4)	(751.5)	(684.3)	(627.1)	(1,492.8)	(1,092.0)	(1,055.0)	(1,758.8)	(1,361.0)	(1,283.7)	(8,245.0)	(6,951.4)	(6,607.2)
Sales and marketing expenses	(3,444.1)	(3,124.8)	(3,076.5)	(542.4)	(553.0)	(561.5)	(1,165.6)	(1,019.7)	(1,113.2)	(1,222.5)	(998.6)	(970.1)	(6,374.6)	(5,696.1)	(5,721.3)
Administrative expenses	(1,629.6)	(1,646.8)	(1,409.5)	(305.0)	(256.7)	(282.3)	(574.9)	(428.8)	(412.2)	(439.0)	(347.7)	(259.4)	(2,948.5)	(2,680.0)	(2,363.4)
Other operating income/(expenses)	2,887.2	1,421.0	965.0	(23.5)	85.8	20.0	(159.9)	(18.0)	(24.6)	(24.4)	(16.1)	(13.1)	2,679.4	1,472.7	947.3
Exceptional items	(173.8)	(328.2)	(43.7)	(70.5)	(17.1)	62.4	(145.7)	(51.9)	(88.3)	(62.0)	-	(16.8)	(452.0)	(397.2)	(86.4)
Income from operations (EBIT)	9,481.4	8,540.7	9,593.3	2,318.9	2,398.5	1,866.3	2,084.5	3,420.3	3,798.9	2,087.4	1,715.4	1,892.4	15,972.2	16,074.9	17,150.9
Net finance costs	(663.9)	(1,381.9)	(2,353.1)	9.8	(110.1)	(58.0)	(1,731.4)	(1,543.2)	(1,434.3)	(49.0)	(74.3)	(184.9)	(2,434.5)	(3,109.5)	(4,030.3)
Share of results of joint ventures	(7.2)	(5.6)	(6.2)	(4.9)	(2.2)	3.9	-	-	-	(31.2)	(14.5)	3.3	(43.3)	(22.3)	1.0
Income before income tax	8,810.3	7,153.2	7,234.0	2,323.8	2,286.2	1,812.2	353.1	1,877.1	2,364.6	2,007.2	1,626.6	1,710.8	13,494.4	12,943.1	13,121.6
Income tax expense	(203.1)	807.7	188.9	(713.2)	(642.7)	(473.0)	(118.4)	(272.3)	(866.8)	(727.8)	(647.4)	(623.0)	(1,762.5)	(754.7)	(1,773.9)
Net income	8,607.2	7,960.9	7,422.9	1,610.6	1,643.5	1,339.2	234.7	1,604.8	1,497.8	1,279.4	979.2	1,087.8	11,731.9	12,188.4	11,347.7

Normalized EBITDA	12,569.7	11,737.9	12,295.3	3,070.4	2,961.9	2,299.0	3,328.3	4,389.8	4,909.1	2,623.0	2,057.6	2,182.3	21,591.4	21,147.2	21,685.7
Exceptional items	(173.8)	(328.2)	(43.7)	(70.5)	(17.1)	62.4	(145.7)	(51.9)	(88.3)	(62.0)	-	(16.8)	(452.0)	(397.2)	(86.4)
Depreciation. amortization and impairment	(2,914.5)	(2,869.0)	(2,658.3)	(681.0)	(546.3)	(495.1)	(1,098.1)	(917.6)	(1,021.9)	(473.6)	(342.2)	(273.1)	(5,167.2)	(4,675.1)	(4,448.4)
Net finance cost	(663.9)	(1,381.9)	(2,353.1)	9.8	(110.1)	(58.0)	(1,731.4)	(1,543.2)	(1,434.3)	(49.0)	(74.3)	(184.9)	(2,434.5)	(3,109.5)	(4,030.3)
Share of the results of joint ventures	(7.2)	(5.6)	(6.2)	(4.9)	(2.2)	3.9	-	-	-	(31.2)	(14.5)	3.3	(43.3)	(22.3)	1.0
Income tax expenses	(203.1)	807.7	188.9	(713.2)	(642.7)	(473.0)	(118.4)	(272.3)	(866.8)	(727.8)	(647.4)	(623.0)	(1,762.5)	(754.7)	(1,773.9)
Net income	8,607.2	7,960.9	7,422.9	1,610.6	1,643.5	1,339.2	234.7	1,604.8	1,497.8	1,279.4	979.2	1,087.8	11,731.9	12,188.4	11,347.7

Normalized EBITDA margin as a %	41.6%	41.7%	45.9%	41.9%	43.8%	39.5%	28.8%	43.8%	45.6%	28.2%	29.0%	31.9%	37.0%	40.7%	43.2%

Acquisition of property, plant and equipment	3,114.9	3,176.5	1,811.9	492.3	578.4	500.4	621.8	1,025.0	1,040.8	463.7	289.5	217.9	4,692.7	5,069.4	3,571.0

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(continued)

	Brazil			CAC (i)			Latin America - South (ii)			Canada			Consolidated
	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018	2020	2019	2018
Segment assets	48,970.2	44,161.9	41,478.6	13,521.4	11,393.3	11,270.2	17,211.2	14,454.0	14,472.0	16,487.9	12,035.0	11,066.0	96,190.7	82,044.2	78,286.8
Intersegment elimination													(2,187.6)	(2,286.2)	(2,246.5)
Non-segmented assets													31,193.2	21,984.9	19,674.0
Total assets													125,196.3	101,742.9	95,714.3

Segment liabilities	25,032.6	19,907.4	18,252.1	4,114.2	3,932.8	3,420.9	5,156.4	4,411.8	4,484.6	6,256.6	4,078.7	3,584.8	40,559.8	32,330.7	29,742.4
Intersegment elimination													(2,187.4)	(2,286.4)	(2,246.4)
Non-segmented liabilities													86,823.9	71,698.6	68,218.3
Total liabilities													125,196.3	101,742.9	95,714.3

(i) CAC: includes the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala, El Salvador, Nicaragua, Honduras, Barbados and Panama.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) 2019 restated to reflect the change in accounting policy, as set out Note 3.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(b)	Additional information - by Business unit - Years ended:
	Brazil
	Beer			NAB			Total
	2020	2019 (i)	2018	2020	2019 (i)	2018	2020	2019 (i)	2018

Net sales	25,953.0	23,765.5	23,008.5	4,243.5	4,364.4	3,805.7	30,196.5	28,129.9	26,814.2
Cost of sales	(11,941.7)	(10,037.9)	(8,214.2)	(2,171.2)	(2,058.4)	(1,800.6)	(14,112.9)	(12,096.3)	(10,014.8)
Gross profit	14,011.3	13,727.6	14,794.3	2,072.3	2,306.0	2,005.1	16,083.6	16,033.6	16,799.4
Distribution expenses	(3,529.2)	(3,105.5)	(2,963.2)	(712.7)	(708.6)	(678.2)	(4,241.9)	(3,814.1)	(3,641.4)
Sales and marketing expenses	(3,008.9)	(2,721.0)	(2,894.1)	(435.2)	(403.8)	(182.4)	(3,444.1)	(3,124.8)	(3,076.5)
Administrative expenses	(1,395.1)	(1,426.0)	(1,193.1)	(234.5)	(220.8)	(216.4)	(1,629.6)	(1,646.8)	(1,409.5)
Other operating income/(expenses)	2,380.3	1,110.4	740.1	506.9	310.6	224.9	2,887.2	1,421.0	965.0
Exceptional items	(173.8)	(328.2)	(37.0)	-	-	(6.7)	(173.8)	(328.2)	(43.7)
Income from operations (EBIT)	8,284.6	7,257.3	8,447.0	1,196.8	1,283.4	1,146.3	9,481.4	8,540.7	9,593.3
Net finance costs (i)	(663.9)	(1,408.9)	(2,327.8)	-	27.0	(25.3)	(663.9)	(1,381.9)	(2,353.1)
Share of results of joint ventures	(7.2)	(5.6)	(6.2)	-	-	-	(7.2)	(5.6)	(6.2)
Income before income tax	7,613.5	5,842.8	6,113.0	1,196.8	1,310.4	1,121.0	8,810.3	7,153.2	7,234.0
Income tax expenses	(203.1)	807.7	188.9	-	-	-	(203.1)	807.7	188.9
Net income	7,410.4	6,650.5	6,301.9	1,196.8	1,310.4	1,121.0	8,607.2	7,960.9	7,422.9

Normalized EBITDA	11,011.8	10,100.8	10,800.7	1,557.9	1,637.1	1,494.6	12,569.7	11,737.9	12,295.3
Exceptional items	(173.8)	(328.2)	(37.0)	-	-	(6.7)	(173.8)	(328.2)	(43.7)
Depreciation, amortization and impairment	(2,553.4)	(2,515.3)	(2,316.7)	(361.1)	(353.7)	(341.6)	(2,914.5)	(2,869.0)	(2,658.3)
Net finance costs	(663.9)	(1,408.9)	(2,327.8)	-	27.0	(25.3)	(663.9)	(1,381.9)	(2,353.1)
Share of results of joint ventures	(7.2)	(5.6)	(6.2)	-	-	-	(7.2)	(5.6)	(6.2)
Income tax expenses	(203.1)	807.7	188.9	-	-	-	(203.1)	807.7	188.9
Net income	7,410.4	6,650.5	6,301.9	1,196.8	1,310.4	1,121.0	8,607.2	7,960.9	7,422.9

Normalized EBITDA margin as a %	42.4%	42.5%	46.9%	36.7%	37.5%	39.3%	41.6%	41.7%	45.9%

(i) Balance for 2019 restated to reflect the change in accounting policy, as Note 3.

6.	NET SALES

Reconciliation between gross sales and net sales:

	2020	2019 (i)	2018
Gross sales and/or services	85,221.2	76,286.6	73,628.9
Excise duty	(18,259.7)	(16,431.3)	(15,876.6)
Discounts	(8,582.5)	(7,850.2)	(7,521.0)
	58,379.0	52,005.1	50,231.3

(i) Balance for 2019 restated to reflect the change in accounting policy, as Note 3.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

7.	OTHER OPERATING INCOME / (EXPENSES)

	2020	2019 (i)	2018
Government grants/NPV of long-term fiscal incentives	735.9	761.3	820.1
Extemporaneous credits/(debits) (ii)	2,121.3	594.6	-
(Additions)/reversals of provisions	(70.1)	(37.7)	(42.0)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	27.2	30.7	(29.8)
Other operating income/(expenses), net	(134.9)	123.8	199.0
	2,679.4	1,472.7	947.3

(i) 2019 restated to reflect the change in accounting policy, as Note 3.

(ii) The amount is mostly related to the gain on PIS and COFINS credits according to the favorable judgment in the lawsuit to exclude ICMS from the calculation base, detailed in Note 30 - Contingencies.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

8.	EXCEPTIONAL ITEMS

	2020	2019	2018
Result from shareholding exchange transaction(i)	-	-	30.0
Restructuring (ii)	(146.5)	(101.8)	(175.5)
Costs arising from business combinations	(18.2)	-	-
Result on sales of subsidiaries (iii)	-	-	78.6
Acquisitions of subsidiaries	-	-	(1.5)
Effects of the application of IAS 29 (hyperinflation)	(9.3)	(5.3)	(18.0)
State amnesties (iv)	-	(290.1)	-
Impacts of COVID-19 (v)	(263.2)	-	-
Stella recall	(14.8)	-	-
	(452.0)	(397.2)	(86.4)

(i) As described in Note 1(b) Perpetual licensing agreement with Quilmes.

(ii) The restructuring expenses recognized refer mainly to the realignment of the structures and processes in the Latin America geographical segment, CAC and Brazil.

(iii) As described in Note 1(b) Sale of subsidiaries.

(iv) The payment by Ambev of the Amnesty in the State of Mato Grosso is required by the Brazilian government for in order to continue to receive tax incentives, according to Complementary Law No. 160/17, regulated by the complementary law of the State of Mato Grosso No. 631/19.

(v) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at our facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

9.	PAYROLL AND RELATED BENEFITS

	2020	2019	2018
Wages and salaries	3,736.5	3,700.6	3,422.0
Social security contributions	851.8	822.9	789.3
Other personnel costs	836.9	764.9	726.6
Increase in liabilities for defined benefit plans	131.2	147.7	142.0
Share-based payments	223.1	219.2	162.7
Contributions to defined contribution plans	61.1	29.7	32.2
	5,840.6	5,685.0	5,274.8

The payroll expenses and related benefits are presented in the income statement as shown below:

	2020	2019	2018
Cost of sales	2,175.1	1,976.7	1,814.7
Distribution expenses	1,130.4	1,014.5	987.7
Sales and marketing expenses	1,333.7	1,231.3	1,239.0
Administrative expenses	1,089.2	1,338.8	1,085.4
Net finance costs	44.1	89.2	103.0
Other operating income/(expenses), net	2.2	1.3	-
Exceptional items	65.9	33.2	45.0
	5,840.6	5,685.0	5,274.8

10.	ADDITIONAL INFORMATION ON COST OF SALES AND OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years 2020, 2019 and 2018:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets

	2020	2019	2018	2020	2019	2018

Cost of sales (i)	2,980.4	2,671.6	2,681.9	15.7	12.4	10.3
Distribution expenses	441.7	649.0	570.9	-	-	-
Sales and marketing expenses	787.9	557.7	586.0	219.9	319.4	117.1
Administrative expenses	453.6	272.0	306.9	276.1	195.5	175.2
	4,663.6	4,150.3	4,145.7	511.7	527.3	302.6

(i) These amounts added to R$2,175.1 (R$1,976.6 as at December 31, 2019) mentioned in Note 9 - Payroll and related benefits, total R$7,350.4 (R$4,660.7 as at December 31, 2019). The remaining amount of R$19,715.7 (R$17,017.5 as at December 31, 2019), recorded in the cost of sales, refers to other production costs.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

11.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	2020	2019	2018
Interest expense	(1,786.6)	(1,514.3)	(1,488.1)
Capitalized borrowings	-	-	0.4
Net Interest on pension plans	(117.2)	(105.3)	(103.0)
Losses on hedging instruments and exclusive investment funds (i)	(1,919.3)	(1,286.0)	(1,181.2)
Interest on provision for disputes and litigation	(208.8)	(163.9)	(132.7)
Exchange variations	(706.4)	(637.2)	(756.9)
Interest and foreign exchange rate on loans to/from related parties	-	(41.5)	(8.0)
Financial instruments at fair value through profit or loss	(4.3)	(310.4)	(107.1)
Tax on financial transactions	(335.0)	(202.1)	(337.6)
Bank guarantee expenses	(188.0)	(136.2)	(126.3)
Other financial results	(164.9)	(172.1)	(264.6)
	(5,430.5)	(4,569.0)	(4,505.1)

Exceptional finance expense	-	(179.4)	(179.1)
	(5,430.5)	(4,748.4)	(4,684.2)

(i) The variation refers, for the most part, to the Equity Swap, which changes according to the changes in share price.

The exceptional finance expenses refer to the payment of Amnesty in the State of Mato Grosso, in the amount of R$101.9, and the realization of exchange variations on loans settled with related parties, historically recognized in shareholders' equity, in the amount of R$77.5 at December 31, 2019 (R$179.1 in December 31, 2018).

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 28 - Financial instruments and risks). The interest expenses are as follow:

	2020	2019	2018
Financial instruments measured at amortized cost	(776.0)	(520.9)	(597.6)
Financial instruments at fair value through profit or loss	(1,010.6)	(993.4)	(890.5)
	(1,786.6)	(1,514.3)	(1,488.1)

(b)	Finance income

	2020	2019	2018
Interest income	2,245.5	1,068.0	454.0
Interest and foreign exchange rate on loans to/from related parties	10.6	-	-
Financial instruments at fair value through profit or loss	242.6	37.2	-
Other financial results	49.9	26.3	17.4
	2,548.6	1,131.5	471.4

Exceptional finance income	-	161.2	-
Effect of application of IAS 29 (hyperinflation)	447.4	346.2	182.5
	2,996.0	1,638.9	653.9
F-55

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Interest income arises from the following financial assets:

	2020	2019	2018
Cash and cash equivalents	234.6	454.8	270.7
Investment securities held for trading	4.3	0.1	12.9
Other receivables (i)	2,006.6	613.1	170.4
	2,245.5	1,068.0	454.0

(i) Mainly related to monetary adjustments related to the exclusion of ICMS (VAT tax) from the basis of PIS and COFINS calculation, more details in Note 30 - Contingencies.

12.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	2020	2019	2018
Income tax expenses current	(1,048.9)	(1,118.1)	(1,833.5)

Deferred tax expense on temporary differences	(1,576.0)	277.1	(230.4)
Deferred tax over taxes losses carried forward-movements in the current period	862.4	86.3	290.0
Total deferred tax (expense)/income	(713.6)	363.4	59.6

Total income tax expenses	(1,762.5)	(754.7)	(1,773.9)

The reconciliation between the weighted nominal tax rate to the effective tax rate is summarized as follows:

	2020	2019	2018
Profit before tax	13,494.4	12,943.1	13,121.6
Adjustment on a taxable basis
Other non-taxable income (i)	(630.8)	(1,067.1)	(502.3)
Government grants related to sales taxes	(1,624.9)	(1,896.0)	(1,807.3)
Share of the result of joint ventures	43.3	22.3	(1.0)
Non-deductible expenses	356.5	378.2	306.8
Addition of income tax of foreign subsidiaries due in Brazil	463.0	210.9	503.0
	12,101.5	10,591.4	11,620.8
Aggregated weighted nominal tax rate	30.26%	28.94%	30.17%
Taxes payable - nominal rate	(3,662.1)	(3,064.7)	(3,505.5)
Adjustments to tax expenses
Income tax incentives	123.2	245.9	219.7
Deductible interest on shareholders' equity	2,213.2	2,623.8	1,710.4
Tax savings based on the amortization of goodwill	77.5	80.5	72.3
Withholding income tax	(628.2)	(420.3)	(220.0)
Recognition/(write-off) of deferred charges on tax losses	123.2	(377.4)	(41.6)
Effect of the application of IAS 29 (hyperinflation)	(50.5)	1.4	(107.3)
Other with reduced taxation (i)	41.2	156.1	98.1
Income tax and social contribution expense	(1,762.5)	(754.7)	(1,773.9)
Effective tax rate	13.06%	5.83%	13.52%

(i) Adjusted balances for comparative purposes.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: For regional incentives, these are related primarily to local production, and, when reinvested, is not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in State VAT (“ICMS”).

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: The amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2020 is mainly due to the exchange rate variation of the balances held in liabilities.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate its shareholders’ through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

13.	PROPERTY, PLANT AND EQUIPMENT

	2020	2019
Property, plant and equipment	22,852.9	20,547.7
Right of use assets	1,915.5	2,028.6
	24,768.4	22,576.3

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2018	10,375.6	28,075.8	5,690.6	1,422.1	45,564.1
Effect of movements in foreign exchange in the balance sheet	(240.9)	(979.5)	(300.8)	(19.5)	(1,540.7)
Effect of the application of IAS 29 (hyperinflation)	291.3	1,169.9	399.6	11.1	1,871.9
Acquisition through business combinations	0.2	-	2.1	5.7	8.0
Acquisitions	14.8	606.1	147.9	3,707.1	4,475.9
Disposals and write-off	(33.4)	(739.3)	(133.3)	-	(906.0)
Transfers to other asset categories	479.3	1,543.1	561.6	(2,942.2)	(358.2)
At December 31, 2019	10,886.9	29,676.1	6,367.7	2,184.3	49,115.0
Effects of movements in foreign exchange in the balance sheet	724.8	1,811.9	392.1	173.2	3,102.0
Effect of the application of IAS 29 (hyperinflation)	310.5	1,160.4	291.8	130.3	1,893.0
Acquisition through business combinations	4.0	9.8	1.7	-	15.5
Acquisitions	17.2	514.8	74.3	3,815.6	4,421.9
Disposals and write-offs	(23.7)	(1,422.2)	(247.0)	0.2	(1,692.7)
Transfers to other asset categories	465.4	2,286.6	338.8	(3,472.9)	(382.1)
At December 31, 2020	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation and impairment
At December 31, 2018	(3,031.5)	(18,247.1)	(4,185.1)	-	(25,463.7)
Effect of movements in foreign exchange in the balance sheet	23.9	549.1	237.9	-	810.9
Effect of the application of IAS 29 (hyperinflation)	(51.1)	(686.0)	(288.1)	-	(1,025.2)
Depreciation	(350.3)	(2,516.6)	(663.2)	-	(3,530.1)
Disposals and write-offs	9.2	649.8	125.2	-	784.2
Others	(0.8)	(130.9)	(11.7)	-	(143.4)
At December 31, 2019	(3,400.6)	(20,381.7)	(4,785.0)	-	(28,567.3)
Effect of movements in foreign exchange in the balance sheet	(174.3)	(1,205.7)	(278.5)	-	(1,658.5)
Effect of the application of IAS 29 (hyperinflation)	(51.4)	(670.4)	(300.0)	-	(1,021.8)
Depreciation	(401.8)	(2,795.4)	(699.2)	-	(3,896.4)
Disposals and write-offs	7.8	1,409.0	245.9	-	1,662.7
Transfers to other asset categories	29.8	(3.6)	22.0	-	48.2
Others	(3.1)	(183.2)	(0.3)	-	(186.6)
At December 31, 2020	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)

Carrying amount:
At December 31, 2019	7,486.3	9,294.4	1,582.7	2,184.3	20,547.7
At December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9

The balances of capitalized interests and fixed assets provided as security are not material.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Right-of-use asset:

	Buildings	Plant and equipment	Others	Total
Acquisition cost
At December 31, 2018	972.5	1,343.3	78.3	2,394.1
Effect of movements in foreign exchange in the balance sheet	17.7	0.6	1.2	19.5
Additions (i)	317.8	521.2	59.8	898.8
Transfers from (to) other asset categories	31.8	-	16.9	48.7
At December 31, 2019 (i)	1,339.8	1,865.1	156.2	3,361.1
Effect of movements in foreign exchange in the balance sheet	131.8	8.2	9.3	149.3
Additions	321.8	32.6	12.2	366.6
Transfers from (to) other asset categories	(1.8)	-	(2.2)	(4.0)
At December 31, 2020	1,791.6	1,905.9	175.5	3,873.0

	Buildings	Plant and equipment	Others	Total
Depreciation and impairment
At December 31, 2018	(308.4)	(490.7)	(57.4)	(856.5)
Effect of movements in foreign exchange in the balance sheet	(4.6)	(0.5)	(0.6)	(5.7)
Depreciation	(173.3)	(263.3)	(30.6)	(467.2)
Transfer (from) to other asset categories	(8.2)	(2.4)	7.5	(3.1)
At December 31, 2019	(494.5)	(756.9)	(81.1)	(1,332.5)
Effect of movements in foreign exchange in the balance sheet	(40.9)	(4.5)	(3.9)	(49.3)
Depreciation	(280.7)	(256.5)	(43.4)	(580.6)
Transfers (from) to other asset categories	3.2	-	1.7	4.9
At December 31, 2020	(812.9)	(1,017.9)	(126.7)	(1,957.5)

Carrying amount:
At December 31, 2019	845.3	1,108.2	75.1	2,028.6
At December 31, 2020	978.7	888.0	48.8	1,915.5

(i) Adjusted balances for comparative purposes.

The average discount rate applied for IFRS 16, using the incremental rate was as follows:

Lease Term	Rate %
	2020	2019	2018
2020-2025	10.54%	6.63%	12.61%
2026-2030	8.19%	8.33%	11.83%
2031-2035	10.97%	9.00%	13.54%
F-59

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

14.	GOODWILL

	2020	2019

Balance at the end of the previous year	35,009.9	34,276.2
Effect of movements in foreign exchange in the balance sheet	4,006.9	16.1
Effect of application of IAS 29 (hyperinflation)	605.4	691.2
Acquisitions, (write-offs) and disposal through business combinations	401.3	26.4
Balance at the end of the year	40,023.5	35,009.9

The carrying amount of goodwill was allocated to the different CGU as follows:

	Functional currency	2020	2019

Brazil	BRL	17,696.7	17,694.8
Goodwill		102,939.3	102,937.4
Non-controlling transactions (i)		(85,242.6)	(85,242.6)

CAC:
Dominican Republic	DOP	4,080.7	3,476.9
Panama	PAB	1,806.5	1,400.5

Latin America - South:
Argentina	ARS	2,415.2	1,972.2
Bolivia	BOB	1,838.2	1,425.7
Chile	CLP	63.9	47.3
Paraguay	PYG	998.9	836.6
Uruguay	UYU	182.0	160.1

Canada	CAD	10,941.4	7,995.8
		40,023.5	35,009.9

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

The impairment testing of assets with indefinite useful lives requires the use of a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 36% of total assets, as at December 31, 2020 (39% as at December 31, 2019) is tested for impairment at the cash-generating unit level at least annually. The cash-generating unit level is the lowest level at which asset is monitored for internal management purposes. When a business combination occurs, assets with indefinite useful lives are allocated, from the acquisition date, to each business unit that is expected to benefit from the synergies arising from the combination.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Annual impairment testing

The Company completed its annual impairment testing for goodwill based on the assumptions described below and concluded that no impairment charge was warranted.

The Company cannot predict whether an event that could triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Company believes that all of its estimates are reasonable, are consistent with the Company’s internal reporting and reflect management’s best estimates. However, inherent uncertainty exists which management is not able to control. While changes in estimates could have a material impact on the calculation of fair values, and trigger impairment, the Company, based on the sensitivity analysis performed, is not aware of any reasonably possible changes in key assumptions that would cause a business unit’s carrying amount to exceed its recoverable amount.

The methodology used by the Company to determine the recoverable value of all its CGUs is the net fair value of selling expenses, using multiples of the profit before financial result, income tax and depreciation and amortization expenses (“EBITDA”), observed in the market for previous comparable business transactions in the domestic and international brewing industry. The values used by the Company for this approach are based on external sources of information. This measurement is classified at Level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable value was the EBITDA multiples of observable transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with an invested capital that exceeds seven times their EBITDA should have their recoverable value determined using the value-in-use approach, to determine whether the value-in-use exceeds the carrying amount of the CGU. Based on the most recent analysis carried out by the Company, only Chile met this criterion.

However, for the Brazil and Chile CGUs, the Company also used discounted cash flow projections to determine the CGUs’ recoverable amounts, in order to corroborate the conclusions reached by applying the fair value less disposal costs approach, the carrying amount of these CGUs does not exceed their recoverable values. The selection of these CGUs considered quantitative and qualitative aspects, since only the Brazil CGU, which is the most representative of the Company as a whole, and the Chile CGU, have reached the pre-determined EBITDA multiple.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was carried out for a 0.5% increase / decrease in the discount rate and growth rate. In any combination, the value of the cash flow is higher than its book value. Even considering the increase in the discount rate, the recoverable amount exceeded the business unit’s carrying amount.

The key judgments, estimates and key assumptions used for the discounted free cash flow calculations for these CGUs were as follow:

▪	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

▪	In the second year of the model, the free cash flow is based on AB InBev's strategic plan, as approved by key management. AB InBev's strategic plan is prepared on a per country basis, and is based on external sources of macroeconomic assumptions, industry trends, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed costs, capital expenditure and working capital assumptions;

▪	From the third to the tenth year of the model, the cash flow is extrapolated using the growth in volumes, price indexes, and expected market share for each CGU. For the Chile CGU we considered the best estimates from local management; and

▪	Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities of this metric.

Based on our cash flow analysis, the growth rates applied ranged from 1.9% to 3.3%.

The nominal WACC applied in the local currency for each CGU was as follows:

CGU	2020
Chile	7.21%
Brazil	9.67%

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates based on different assumptions or in market or macroeconomic conditions.

15.    INTANGIBLES

		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
At December 31, 2018	4,701.3	2,393.1	1,446.5	621.8	9,162.7
Effect of movements in foreign exchange in the balance sheet	(360.9)	(13.7)	(77.6)	(37.7)	(489.9)
Effect of application of IAS 29 (hyperinflation)	385.7	30.9	92.0	44.6	553.2
Additions	0.2	539.5	25.1	50.0	614.8
Disposals	(0.2)	-	(0.4)	-	(0.6)
Acquisitions through business combinations	-	-	-	2.6	2.6
Transfers to other asset categories	18.1	6.5	315.6	(18.0)	322.2
At December 31, 2019	4,744.2	2,956.3	1,801.2	663.3	10,165.0
Effect of movements in foreign exchange in the balance sheet	646.7	75.3	40.6	73.4	836.0
Effect of application of IAS 29 (hyperinflation)	348.2	28.5	85.3	203.8	665.8
Additions	9.1	168.7	20.2	72.8	270.8
Disposal	-	(0.6)	(0.5)	-	(1.1)
Acquisitions through business combination	27.6	-	-	-	27.6
Transfers to other assets categories	(122.5)	56.3	291.4	87.5	312.7
At December 31, 2020	5,653.3	3,284.5	2,238.2	1,100.8	12,276.8

Amortization and impairment losses (i)
At December 31, 2018	-	(2,011.8)	(940.9)	(369.4)	(3,322.1)
Effect of movements in foreign exchange in the balance sheet	-	27.8	51.5	40.0	119.3
Effect of application of IAS 29 (hyperinflation)	-	(28.2)	(59.5)	(42.5)	(130.2)
Amortization	-	(316.4)	(182.7)	(28.2)	(527.3)
Disposals	-	-	0.4	-	0.4
Transfers to other assets categories	-	-	0.1	1.2	1.3
At December 31, 2019	-	(2,328.6)	(1,131.1)	(398.9)	(3,858.6)
Effect of movements in foreign exchange in the balance sheet	-	6.8	(25.6)	(33.4)	(52.2)
Effect of application of IAS 29 (hyperinflation)	-	(28.4)	(57.7)	(191.0)	(277.1)
Amortization	-	(234.2)	(247.3)	(30.2)	(511.7)
Disposals	-	-	0.5	-	0.5
Transfers to other assets categories	-	-	2.9	-	2.9
At December 31, 2020	-	(2,584.4)	(1,458.3)	(653.5)	(4,696.2)

Carrying amount:
At December 31, 2019	4,744.2	627.7	670.1	264.4	6,306.4
At December 31, 2020	5,653.3	700.1	779.9	447.3	7,580.6

The Company is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flow for as long as the Company owns the brands, and accordingly they have been assigned indefinite useful lives. The most representative brands that have been recorded as a result of the fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay and Bolivia and Presidente and Presidente Light in the Dominican Republic.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The carrying value of intangible assets with indefinite useful lives classified as brands were allocated to the following CGUs:

	2020	2019
Argentina	1,523.0	1,193.9
Bolivia	890.9	691.0
Brazil	3.3	11.6
Canada	218.5	266.3
Chile	94.4	69.9
Luxembourg	339.6	339.6
Paraguay	568.4	476.2
Dominican Republic	1,534.9	1,310.4
Panama	357.4	277.2
Uruguay	122.9	108.1
	5,653.3	4,744.2

Intangible assets with indefinite useful lives have been tested for impairment on a CGU level basis, which is consistent with the approach described in Note 14 - Goodwill.

16.	INVESTMENT SECURITIES

	2020	2019

Debt held-to-maturity(i)	213.9	163.6
Non-current investments in securities	213.9	163.6

Financial assets at fair value through profit or loss-held for trading	1,700.0	14.6
Current investments in securities	1,700.0	14.6

Total	1,913.9	178.2

(i) The balance refers substantially to Bank Deposit Certificates (“CDBs”) linked to tax incentives and do not have immediate convertibility into a known amount of cash.

17.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follow:

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 30%
Canada	26,5%

(i) Amendments to Argentine tax legislation approved on December 29, 2017 affected the Company beginning in October 2018 reducing the income tax rate for the first two years from 35% to 30% and, in subsequent years, to 25%. Further, new amendments to the Argentine tax legislation approved on December 23, 2019 postponed for one year the application of the income tax rate of 25%, and extended for a third year the application of the 30% rate.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against currently recorded temporary differences, with a particular emphasis on tax losses.

The amount of deferred income tax and social contribution by type of temporary difference is detailed as follows:

	2020			2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investments in securities	10.1	-	10.1	10.0	-	10.0
Intangibles	-	(1,253.0)	(1,253.0)	-	(1,067.5)	(1,067.5)
Employee benefits	971.2	(3.0)	968.2	750.0	(3.9)	746.1
Trade payables	3,917.1	(230.3)	3,686.8	2,330.3	(246.6)	2,083.7
Trade receivables	53.0	-	53.0	45.5	(3.3)	42.2
Derivatives	36.3	(118.7)	(82.4)	38.9	(217.2)	(178.3)
Interest-Bearing Loans and Borrowings	-	(1.8)	(1.8)	-	-	-
Inventory	288.7	(67.6)	221.1	372.0	(67.1)	304.9
Property, plant and equipment	430.8	(1,609.0)	(1,178.2)	290.4	(1,423.4)	(1,133.0)
Withholding tax on undistributed profits and royalties	-	(1,538.8)	(1,538.8)	-	(1,115.1)	(1,115.1)
Investments in joint ventures	-	(421.6)	(421.6)	-	(421.6)	(421.6)
Losses carried forward	1,739.7	-	1,739.7	877.3	(148.4)	728.9
Provisions	636.0	(1.3)	634.7	465.9	(2.3)	463.6
Impact of the adoption of IFRS 16 (Leases)	124.2	(1.6)	122.6	44.6	(1.9)	42.7
ICMS on the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)	-	-	-
Other items	79.2	(61.4)	17.8	89.0	(16.6)	72.4
Gross deferred tax assets / (liabilities)	8,286.3	(6,768.9)	1,517.4	5,313.9	(4,734.9)	579.0
Netting by taxable entity	(3,725.5)	3,725.5	-	(2,363.8)	2,363.8	-
Net deferred tax assets / (liabilities)	4,560.8	(3,043.4)	1,517.4	2,950.1	(2,371.1)	579.0

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainty about the tax treatment of income, are disclosed in Notes 3 (i) and 29, respectively.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

As at December 31, 2020 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized/settled using temporary differences, as follows:

	2020
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investments in securities	-	10.1	10.1
Intangibles	(1.4)	(1,251.6)	(1,253.0)
Employee benefits	56.3	911.9	968.2
Trade payables	(204.9)	3,891.7	3,686.8
Trade receivables	44.6	8.4	53.0
Derivatives	(83.1)	0.7	(82.4)
Interest-bearing loans and borrowing	(1.6)	(0.2)	(1.8)
Inventory	244.2	(23.1)	221.1
Property, plant and equipment	62.3	(1,240.5)	(1,178.2)
Withholding tax on undistributed profits and royalties	(165.7)	(1,373.1)	(1,538.8)
Investments in joint ventures	-	(421.6)	(421.6)
Provisions	335.6	299.1	634.7
Impact of the adoption of IFRS 16 (Leases)	(0.7)	123.3	122.6
ICMS on the assessment bases of PIS/COFINS	-	(1,460.8)	(1,460.8)
Other items	35.9	(18.1)	17.8
Total	321.5	(543.8)	(222.3)

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which it is located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	2020
2021	599.8
2022	383.4
2023	153.4
2024	263.8
2025	95.8
2026 to 2028	207.4
2029 to 2030 (i)	36.1
Total	1,739.7

(i) There is no expectation of realization beyond a term of ten years.

As at December 31, 2020, the tax credits related to tax losses in the amount of R$970.0 (R$707.1 in 2019) were not recorded, as realization is not probable.

A significant portion of the deferred tax asset related to tax losses amount does not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$3,879.8 in 2020 (R$2,811.6 in 2019).

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The net change in deferred income tax and social contribution is detailed as follows:

At December 31, 2018	(359.9)
Recognition of actuarial gains/(losses)	80.9
Investment hedge - put option on a subsidiary’s interest	(13.0)
Cash flow hedge - gains/(losses)	106.7
Gains/(losses) on the translation of other foreign operations	660.5
Recognized in other comprehensive income	835.1
Recognized in the income statement	363.4
Changes directly in the balance sheet	(259.6)
Recognized in deferred tax	(263.5)
Effect of application of IAS 29 (hyperinflation)	(263.5)
Recognized in other groups in the balance sheet	3.9
At December 31, 2019	579.0
Recognition of actuarial gains/(losses)	56.2
Investment hedges in foreign operations	(1.0)
Investment hedges - put option of a subsidiary’s interest	191.5
Cash flow hedge - gains/(losses)	96.8
Gains/(losses) on the translation of other foreign operations	1,529.5
Recognized in other comprehensive income	1,873.0
Recognized in the income statement	(713.6)
Changes directly in the balance sheet	(221.0)
Recognized in deferred tax	(174.3)
Effect of application of IAS 29 (hyperinflation)	(174.3)
Recognized in other groups in the of balance sheet	(46.7)
At December 31, 2020	1,517.4

18.	RECOVERABLE TAXES

	2020	2019
PIS/COFINS exclusion of ICMS (i)	5,183.4	283.6
ICMS	266.5	212.5
Others	245.9	175.0
Non-current	5,695.8	671.1

PIS/COFINS	712.0	1,429.3
ICMS	563.4	573.6
IPI	177.0	144.5
Others	75.5	95.3
Current	1,527.9	2,242.7

Total	7,223.7	2,913.8

(i) As detailed in Note 30 - Contingencies, the Company has been recognizing PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS - exclusion of ICMS, and of the values recognized in this line item, those that still remain in assets amount to R$4.3 billion for the period called- REFRI; and R$0.9 billion referring to the period after the STF decision up to December 31, 2020.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated
19.	INVENTORY

	2020	2019

Finished goods	2,575.5	2,080.7
Work in progress	518.3	450.8
Raw materials and consumables	3,513.0	2,637.4
Spare parts and others	758.8	602.6
Prepayments	381.4	328.3
Impairment losses	(141.1)	(121.2)
	7,605.9	5,978.6

Write-offs/losses on inventory recognized in the income statement amounting to R$194.2 in 2020 (R$109.8 in 2019).

20.	TRADE RECEIVABLES

	2020	2019
Trade receivables	4,861.0	4,955.5
Bad debt provision	(676.5)	(603.5)
Trade receivables, net	4,184.5	4,352.0
Related parties (Note 32)	118.6	143.5
Total current trade receivables	4,303.1	4,495.5

The aging of our current trade receivables, net of impairment losses, is detailed as follows:

	Net carrying amount as of December 31,	No past due	Past due - until 30 days	Past due - between 31 - 60 days	Past due - between 61 - 90 days	Past due - between 91 - 180 days	Past due - between 181 - 360 days	Past due 360 days
Trade receivables	4,861.0	3,925.9	187.5	53.2	19.0	38.2	71.1	566.1
Bad debt provision	(676.5)	(5.8)	-	-	(4.3)	(29.2)	(71.1)	(566.1)
2020	4,184.5	3,920.1	187.5	53.2	14.7	9.0	-	-

Trade receivables	4,955.5	3,852.3	255.2	82.4	74.5	111.1	74.1	505.9
Bad debt provision	(603.5)	(5.8)	(0.1)	(0.2)	(0.5)	(16.9)	(74.1)	(505.9)
2019	4,352.0	3,846.5	255.1	82.2	74.0	94.2	-	-

Impairment losses on trade receivables recognized in the income statement in 2020 amount to R$103.0 (R$39.5 in 2019), and there were no relevant reversals during the year.

The Company’s exposure to credit risks, currency and interest rate risks are disclosed in Note 28 - Financial instruments and risks.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

21.	CASH AND CASH EQUIVALENTS

	2020	2019
Short term bank deposits (i)	10,968.0	6,289.6
Current bank accounts	5,860.9	5,403.6
Cash	261.4	207.5
Cash and cash equivalents	17,090.3	11,900.7

(i) The balance refers mostly to Bank Deposit Certificates - CDB, high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The current account balance includes the amount of R$449 million in 2020 (R$348 million in 2019) held in Cuba, which is not freely transferable to the parent company due to remittance restrictions.

22.	CHANGES IN EQUITY

(a) Capital stock

		2020		2019
	Millions of commom shares	Millions of Reais	Millions of commom shares	Millions of Reais

Beginning balance	15,733.6	57,866.8	15,722.1	57,710.2
Capital increase (i)	1.5	32.3	11.5	156.6
Final balance (ii)	15,735.1	57,899.1	15,733.6	57,866.8

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share premium	Other capital reserves	Share-based payments	Total

At January 1, 2019	(882.7)	53,662.8	700.9	1,300.3	54,781.3
Capital increase	(43.6)	-	-	(100.2)	(143.8)
Purchases of shares and results from treasury shares	(28.9)	-	-	-	(28.9)
Share-based payments	-	-	-	202.9	202.9
At December 31, 2019	(955.2)	53,662.8	700.9	1,403.0	54,811.5
Capital increase	-	-	-	(32.3)	(32.3)
Purchases of shares and results from treasury shares	13.5	-	-	-	13.5
Share-based payments	-	-	-	192.9	192.9
At December 31, 2020	(941.7)	53,662.8	700.9	1,563.6	54,985.6

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Millions of shares	Millions of Brazilian Reais	Millions of shares	Millions of Brazilian Reais

At January 1, 2019	1.0	(20.9)	(861.8)	(882.7)
Changes during the year	2.6	(47.3)	(25.2)	(72.5)
At December 31, 2019	3.6	(68.2)	(887.0)	(955.2)
Changes during the year	(3.4)	65.0	(51.5)	13.5
At December 31, 2020	0.2	(3.2)	(938.5)	(941.7)

(b.2) Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or for the redemption, reimbursement or repurchase of shares.

(b.3) Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company.

The share-based payment reserve recorded a charge of R$208.7 in 2020 (R$205.7 and R$161.0 in 2019 and 2018, respectively) (Note 25 - Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total

At January 1, 2019	6,617.3	4.5	8,719.5	15,341.3
Fiscal incentives reserve	-	-	1,352.1	1,352.1
Investments reserve	4,180.8	-	-	4,180.8
At December 31, 2019	10,798.1	4.5	10,071.6	20,874.2
Fiscal incentives reserve	-	-	1,332.8	1,332.8
Investments reserve	3,713.0	-	-	3,713.0
At December 31, 2020	14,511.1	4.5	11,404.4	25,920.0
F-70

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocating of no more than 60% (sixty per cent) of the adjusted net profit to the investment reserve, to be used to support future investments.

(c.2) Statutory reserve

From the net income, 5% will be applied before any other allocation, to the statutory reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the statutory reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, complement and diversify the industrial base of the States. In these states, the grace periods, use and reductions are set out under the tax law.

(c.4) Interest on shareholders’ equity / Dividends

Brazilian companies are permitted to distribute the interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible, in accordance with the applicable law and, when distributed, may be considered part of the minimum mandatory dividends.

As determined by its by-laws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income determined under Brazilian law, adjusted in accordance with the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during the year ended 2020:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/21/2020	Dividends	01/28/2021	2020	ON	0.0767	1,206.9
Board of Directors Meeting	12/09/2020	Interest on shareholders’ equity	12/30/2020	2020	ON	0.4137	6,509.5
							7,716.4

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Events during the year ended 2019:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/02/2019	Interest on shareholders’ equity	12/30/2019	2019	ON	0.4906	7,717.4
							7,717.4

Events during the year ended 2018:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	05/15/2018	Dividends	07/30/2018	2018	ON	0.1600	2,515.1
Board of Directors Meeting	12/03/2018	Interest on shareholders’ equity	12/28/2018	2018	ON	0.3200	5,030.5
							7,545.6

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary (i)	Gains/(losses) on non-controlling interest´s share (i)	Business combination	Accounting adjustments for transactions between shareholders	Total

At January 1, 2019	4,089.2	777.3	(1,116.2)	(120.2)	19.6	156.1	(75,390.6)	(71,584.8)
Comprehensive income:
Gains/(losses) on translation of foreign operations	(505.8)	-	-	-	-	-	-	(505.8)
Cash flow hedges	-	(132.2)	-	-	-	-	-	(132.2)
Actuarial gains/(losses)	-	-	(104.8)	-	-	-	-	(104.8)
Total comprehensive income	(505.8)	(132.2)	(104.8)	-	-	-	-	(742.8)
Options granted on subsidiaries	-	-	-	70.0	-	-	-	70.0
Gains/(losses) on controlling interest´s share	-	-	-	-	(0.5)	-	-	(0.5)
Tax on deemed dividends	-	-	-	-	(4.6)	-	-	(4.6)
Reversal effect of revaluation of property, plant and equipment by the predecessor accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2019	3,583.4	645.1	(1,221.0)	(50.2)	14.5	156.1	(75,402.4)	(72,274.5)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	7,493.1	-	-	-	-	-	-	7,493.1
Cash flow hedges	-	99.4	-	-	-	-	-	99.4
Actuarial gains/(losses)	-	-	(252.3)	-	-	-	-	(252.3)
Total comprehensive income	7,493.1	99.4	(252.3)	-	-	-	-	7,340.2
Options granted on subsidiaries	-	-	-	45.2	(82.6)	-	-	(37.4)
Gains/(losses) on controlling interest’s share	-	-	-	-	0.4	-	-	0.4
Tax on deemed dividends	-	-	-	-	(5.9)	-	-	(5.9)
Reversal effect of revaluation of property, plant and equipment by the predecessor accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2020	11,076.5	744.5	(1,473.3)	(5.0)	(73.6)	156.1	(75,414.2)	(64,989.0)

(i) Adjusted balances for comparative purposes.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

(d.2) Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 28 - Financial instruments and risks).

(d.3) Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a timely basis considering the best estimates available to Management. Accordingly, the Company recognizes the results of these estimated actuarial gains and losses, on a monthly basis, based on the expectations presented in the independent actuarial report.

An actuarial gain of R$95.6 arising from the surplus reverted to the Sponsor (originating from the IAPP) from the defined benefits plan was fully recorded under Actuarial gains and losses at December 31, 2019. There were no actuarial gains arising from the surplus at December 31, 2020.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev, the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(e) Earnings per share

Basic and diluted earnings per share of the stock option and deferred stock

The calculation of the basic earnings per share is based on the net income attributable to the equity holders of Ambev and the proportional weighted average number of shares outstanding during the year.

The diluted earnings per share of the stock option and deferred stock is based on the net income attributable to the equity holders of Ambev, adjusted by the weighted average number of shares outstanding during the year to assume the conversion of all potentially dilutive shares, as follows:

Million shares	2020	2019	2018
	Common	Common	Common

Weighted average number of shares at December 31 (i)	15,733.1	15,727.5	15,718.1
Effect of shares options	134.5	141.5	138.3
Weighted average number of shares (diluted) at December 31	15,867.6	15,869.0	15,856.4

(i) Not including treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2020	2019	2018
	Common	Common	Common

Income attributable to the equity holders of Ambev	11,379.4	11,780.0	10,995.0
Weighted average number of shares (non diluted)	15,733.1	15,727.5	15,718.1
Basic EPS (i)	0.7233	0.7490	0.6995

Income attributable to the equity holders of Ambev	11,379.4	11,780.0	10,995.0
Weighted average numbers of shares (diluted)	15,867.6	15,869.0	15,856.4
Diluted EPS (i)	0.7171	0.7423	0.6934

(i) Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2020, the Company has made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made up to December 2020 were approved at the Board of Directors’ Meeting.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Regarding the basis for dividends, the Company believes that the predecessor basis of accounting, as well as its presentation for comparative purposes, will not affect the determination of the minimum mandatory dividend. Therefore, the Company intends to adjust the calculation basis of the minimum mandatory dividend to cancel out any current and future impacts on net income arising from the adoption of this accounting practice, related to the amortization/depreciation of surplus assets or even a possible impairment of goodwill, thus preserving the mandatory minimum dividends.

	2020	2019	2018
Net income, attributable to the equity holders of Ambev	11,379.4	11,780.0	10,995.0
Prescribed/additional dividends	26.1	28.2	30.1
Reversal of the effects of the revaluation of property, plant and equipment on the predecessor basis of accounting	11.8	11.8	75.9
Impact of the adoption of IFRS 15	-	-	(355.4)
Effect of the application of IAS 29 (hyperinflation) (i)	1,344.9	1,430.3	3,544.1
Retained earnings basis for dividends and destinations	12,762.2	13,250.3	14,289.7

Dividends and interest on capital distributed and accrued for distribution based on the net income for the year
Dividends and interest on capital paid based on profit	7,716.4	7,717.4	7,545.6
Total of dividends and interest on capital	7,716.4	7,717.4	7,545.6
Percentage of distributed profit	60%	58%	53%

Total distributed and accrued for distribution	7,716.4	7,717.4	7,545.6
Percentage of distributed profit	60%	58%	53%

(i) Impact of the adoption of IFRS 15, recognized on the date of initial application (January 1, 2018), already reflected in the consolidated financial statements at December 31, 2018.

(ii) As described in Note 1 (b) Application of Accounting and Financial Reporting in Hyperinflationary Economies.

23.	INTEREST-BEARING LOANS AND BORROWING

	2020	2019

Secured bank loans (i)	238.4	284.5
Unsecured bank loans (i)	1.1	212.6
Debentures and unsecured bond issues	-	106.6
Other unsecured loans	98.9	94.1
Lease liabilities	1,715.1	1,711.9
Non-current liabilities	2,053.5	2,409.7

Secured bank loans (i)	1,940.8	176.7
Unsecured bank loans (i)	246.7	0.1
Debentures and unsecured bond issues	108.6	-
Other unsecured loans	36.7	40.3
Lease liabilities	406.0	436.0
Current liabilities	2,738.8	653.1

(i) In the second quarter Ambev approved new loans for working capital financing. These include the issuance of promissory notes and bank credit notes (CCB), among other types of loans, for a total amount of R$3,307.0 at December 31, 2020, of these, R$1,756 settled in advance in the fourth quarter of 2020.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule are disclosed in Note 28 - Financial instruments and risks.

At December 31, 2020 and 2019, the Company’s debts were exposed to the following interest rates:

		2020			2019
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in US Dollars fixed rate	4.19%	4.9	-	4.73%	10.9	8.1
Debt denominated in US Dollars floating rate	-	-	-	4.10%	95.1	0.2
Debt denominated in CAD Dollars floating rate	-	-	-	2.71%	0.5	-
Reais denominated floating rate (CDI and DI)	3.90%	851.3	1.1	-	-	-
Other Latin American currencies fixed rate	8.11%	436.3	153.7	9.95%	34.3	313.6
Debt denominated in CAD Dollars fixed rate	3.50%	64.9	277.7	3.50%	38.0	205.7
Reais denominated floating rate (TJLP and TR)	9.33%	11.6	149.6	9.33%	10.0	161.8
Reais debt - ICMS fixed rate	4.54%	36.7	99.0	6.05%	40.4	86.0
Reais debt - fixed rate	5.42%	1,333.1	1,372.4	7.80%	423.9	1,634.3
Total		2,738.8	2,053.5		653.1	2,409.7

Reconciliation of liabilities arising from financing activities

The tables below details the changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flow was, or future cash flow will be classified in the company’s consolidated statement of cash flow from financing activities.

	Current liabilities	Non-current liabilities
December 31, 2019	653.1	2,409.7
Proceeds	643.3	3,124.5
Payments	(2,025.4)	(17.5)
Foreign exchange	66.8	129.5
Transfers between current and non-current	3,713.0	(3,713.0)
New lease agreements	-	506.6
Interest on leases	186.5	-
Payment of lease liabilities	(498.5)	-
Other movements	-	(386.3)
December 31, 2020	2,738.8	2,053.5

Contractual clauses (Covenants)

As at December 31, 2020, the Company's loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower, to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract, to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

As of December 31, 2020, the Company was in compliance with all of its contractual obligations for its loans and financing.

24.	EMPLOYEE BENEFITS

The Company sponsors pension plans with defined benefits for employees in Brazil and subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada based on employees' salaries and length of service. The entities are governed by the local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

Ambev provides post-employment benefits, including pension benefits and medical and dental care. Post-employment benefits are classified as either defined contribution or defined benefit plans.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor and are managed by administered pension funds. During 2020, the Company contributed R$61.1 (R$29.7 and R$32.2 during 2019 and 2018) to these funds, which were recorded in expenses. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2020 the net liability for defined benefit plans consists of the following:

	2020	2019	2018
Present value of funded obligations	(7,582.0)	(5,958.2)	(5,161.0)
Fair value of plan assets	5,533.3	4,582.4	4,059.6
Present value of net obligations	(2,048.7)	(1,375.8)	(1,101.4)
Present value of unfunded obligations	(1,195.6)	(886.8)	(790.9)
Present value of net obligations	(3,244.3)	(2,262.6)	(1,892.3)
Asset ceiling	(160.5)	(297.3)	(298.3)
Net liabilities	(3,404.8)	(2,559.9)	(2,190.6)
Other long term employee benefits	(105.5)	(88.3)	(88.7)
Total employee benefits	(3,510.3)	(2,648.2)	(2,279.3)
Employee benefit amount in the balance sheet
Liabilities	(3,543.9)	(2,704.4)	(2,343.6)
Assets	33.6	56.2	64.3
Net liabilities	(3,510.3)	(2,648.2)	(2,279.3)

The changes in the present value of the defined benefit obligations were as follow:

	2020	2019	2018
Defined benefit obligation at January 1 st	(6,845.0)	(5,951.9)	(5,785.1)
Acquisitions through shareholding exchange transactions	-	-	3.5
Service costs	(51.4)	(41.6)	(42.5)
Interest costs	(339.4)	(333.6)	(335.7)
Gains and (losses) on settlements or reductions in benefits	44.1	1.2	7.0
Contributions by plan participants	(6.1)	(4.3)	(4.4)
Actuarial gains and (losses) - geographical assumptions	54.5	0.5	9.9
Actuarial gains and (losses) - financial assumptions	(443.6)	(703.2)	(13.1)
Experience adjustments	(180.9)	119.0	106.4
Effect of exchange rate fluctuations	(1,531.7)	(385.7)	(321.0)
Benefits paid	521.9	454.6	423.1
Defined benefit obligation at December, 31	(8,777.6)	(6,845.0)	(5,951.9)

The present value of funded obligations includes R$705.0 (R$694.0 in 2019 and R$677.9 in 2018) of two health care plans for which the benefits were provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and higher education courses, maintaining facilities for assisting and helping elderly people, among other matters, either through direct initiatives or through financial assistance agreements with other entities.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The changes in the fair value of plan assets are as follow:

	2020	2019	2018
Fair value of plan assets at January 1	4,582.4	4,059.6	4,006.2
Interest income	245.2	257.5	267.8
Administrative costs	(5.2)	(4.1)	(3.8)
Expected return, excluding interest income	89.4	272.6	(168.8)
Contributions by employer	306.8	226.8	213.3
Contributions by plan participants	6.3	4.5	4.7
Exchange differences	812.1	221.1	170.6
Transfers	20.0	-	-
Curtailments, settlements and other	(1.8)	(0.9)	(8.0)
Benefits paid, excluding administrative costs	(521.9)	(454.7)	(422.4)
Fair value of plan assets at December 31	5,533.3	4,582.4	4,059.6

The real return on plan assets generated in 2020 was a gain of R$334.7 (gain of R$530.1 in 2019).

At December 31, 2020, the Company recorded R$33.6 (R$56.2 at December 31, 2019) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2020	2019	2018
Asset ceiling impact at January 1	56.2	64.3	58.4
Acquisitions through shareholding exchange transaction	-	-	(4.9)
Interest income/(expenses)	12.2	6.9	4.2
Change in asset ceiling excluding amounts included in interest income/(expenses)	(48.9)	(9.6)	(0.6)
Effects of exchange rate fluctuations	14.1	1.9	7.2
Other	-	(7.3)	-
Asset ceiling impact at December 31	33.6	56.2	64.3

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2020	2019	2018
Current service costs	(51.4)	(41.6)	(42.5)
Administrative costs	(5.2)	(4.1)	(3.8)
(Gains) losses on settlement and curtailment	42.6	3.3	7.3
Income from operations	(14.0)	(42.4)	(39.0)
Financial costs	(117.2)	(105.3)	(103.0)
Total employee benefit expenses	(131.2)	(147.7)	(142.0)

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The employee benefit revenue/(expenses) is included in the following line items in the income statement:

	2020	2019	2018
Other operating income/(expenses), net	-	(0.2)	-
Cost of sales	(28.9)	(26.5)	(19.2)
Sales and marketing expenses	(9.9)	(8.9)	(8.8)
Administrative expenses	24.8	(6.8)	(11.0)
Financial expenses	(117.2)	(105.3)	(103.0)
	(131.2)	(147.7)	(142.0)

The assumptions used in the calculation of the obligations are as follow:

	2020 (i)	2019 (i)	2018 (i)
Discount rate	2.4% to 10.0%	3.1% to 9.7%	3.9% to 9.6%
Inflation	2.0% to 3.5%	2.0% to 3.8%	2.0% to 4.0%
Future salary increases	1.0% to 7.1%	1.0% to 7.1%	1.0% to 7.1%
Future pension increases	2.0% to 3.8%	2.0% to 3.8%	2.0% to 4.0%
Medical cost trend rate	4.5% to 6.9% p.a. reducing to 6.9%	4.5% to 7.4% p.a. reducing to 7.4%	4.5% to 7.9% p.a. reducing to 7.9%
Dental claims trend rate	3.3%	3.8%	4.0%

Life expectation for an over 65 years old male	84 to 87	83 to 87	83 to 87
Life expectation for an over 65 years old female	86 to 89	86 to 89	85 to 89

(i) Includes assumptions in Brazil, Central America and Caribbean, Latin America - South and Canada.

Through its defined benefit pension plans and post-employment medical plans, the Company is exposed to a number of risks, the most significant of which are detailed below:

Asset volatility

The plan liabilities are calculated using a discount rate pegged to high-quality private securities; If plan assets underperform this yield, the Company’s net defined benefit obligation may increase. Most of the Company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the Company usually reduces the level of investment risk by investing more in assets that better match the liabilities.

Changes in bond yields

A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Inflation risk

Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation could potentially increase the Company’s net benefit obligation.

Life expectancy

Most of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.

Investment strategy

In the case of funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (“ALM”) framework to ensure long-term investments that are in line with the Company’s obligations under the pension schemes. Within this framework, the Company’s ALM objective is to match the assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency.

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

		2020		2019		2018
In millions of Brazilian Reais	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(139.4)	118.6	(47.0)	40.2	(113.8)	98.0
Discount rate	50 bases points	461.0	(492.6)	211.9	(225.6)	295.8	(314.4)
Future salary increase	50 bases points	(24.3)	23.3	(5.4)	5.1	(24.2)	23.0
Longevity	One year	(295.6)	287.1	(129.5)	125.9	(177.8)	174.0

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and its effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The plans assets at December 31, 2020, 2019 and 2018 consist of the following:

	2020			2019			2018
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	52%	-	52%	50%	-	50%	50%	-	50%
Corporate bonds	6%	-	6%	7%	-	7%	7%	-	7%
Equity instruments	6%	-	6%	13%	-	13%	13%	-	13%
Cash	1%	-	1%	1%	-	1%	1%	-	1%
Others	35%	-	35%	29%	-	29%	29%	-	29%

The overall expected rate of return is calculated by weighting the individual rates in accordance with the expected Ambev’s share of the total investment portfolio.

Ambev expects to contribute approximately R$371.2 to its defined benefit plans in 2021.

25.	SHARE-BASED PAYMENTS

There are different stock option and share-based payment programs which allow the employees and senior management of the Company and its subsidiaries to acquire (through the exercise of stock options) or receive shares in the Company. For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option.

This current model of stock option, ruled by the Stock Option Plan of the Company (“Stock Option Plan”), includes two types of grants: (I) Grant 1- the beneficiary, depending on the case, can be allocated 30%, 40%, 60%, 70% or 100% of the amount related to the profit share received by them during the year, to the immediate exercise of options, thus acquiring the corresponding shares of the Company, which are transferred to third parties, or the Company will only be allowed after the five-year period from the option exercise date; and (II) Grant 2 - the beneficiary may exercise the options after a five-year grace period, and for a period of five years.

In addition, the Company has implemented a Share-Based Payment Plan (“Share-Based Plan”) under which certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

Additionally, as a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management, considered as having “high potential,” the Company grants, under the Share-Based Plan, shares to be delivered in the future divided into two separate lots - Lot A and Lot B, which will be delivered to the participants in the relevant program, subject to maturity periods of five and ten years, respectively.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The weighted average fair value of the options and assumptions used to apply the Company’s option pricing model for 2020, 2019 and 2018 was as follows:

In R$	2020	(i)	2019	(i)	2018	(i)

Fair value of options granted	4.04		4.50		5.62
Share price	18.05		17.66		18.04
Exercise price	18.05		17.66		18.04
Expected volatility	22.3%		23.8%		26.2%
Vesting year	5		5		5
Expected dividends	5%		5%		5%
Risk-free interest rate	6.8%	(ii)	7.8%	(ii)	9.6%	(ii)

(i)     Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, with the risk-free interest rate of ADRs are calculated in U.S. Dollar.

The total number of outstanding options developed was as follows:

Thousand options	2020	2019	2018

Options outstanding at January 1	141,736	141,328	135,221
Options issued during the period	22	24,593	19,899
Options exercised during the period	(5,730)	(7,849)	(9,988)
Options forfeited during the period	(8,763)	(16,336)	(3,804)
Options outstanding at the end of the year	127,265	141,736	141,328

The range of exercise prices of the outstanding options is from R$11.97 (R$0.001 in 2019 and R$0.001 in 2018) to R$43.95 (R$34.37 in 2019 and R$27.43 in 2018) and the weighted average remaining contractual life is approximately 6.43 years (6.33 years in 2019 and 6.27 years in 2018).

Of the 127,265 thousand outstanding options (141,736 thousand in 2019 and 141,328 thousand in 2018), 36,459 thousand options were vested in 2020 (46,640 thousand in 2019 and 55,538 thousand in 2018).

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The weighted average exercise price of the options is as follows:

In R$ per share	2020	2019	2018

Options outstanding at January 1	18.53	16.16	15.27
Options issued during the period	18.05	18.05	18.04
Options forfeited during the period	22.96	21.24	18.55
Options exercised during the period	8.30	9.07	7.47
Options outstanding at the end of the period	19.81	18.53	16.16
Options exercisable at the end of the period	23.70	19.12	2.25

For the options exercised during 2020, the weighted average share price as at the exercise date was R$15.23 (R$18.68 in 2019 and R$21.83 in 2018).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted 153 thousand deferred shares under the stock option plan (208 thousand deferred shares in 2019 and 426 thousand deferred shares in 2018) which are valued based on the share price for the trading session immediately prior to the grant, which represents a fair value of R$2.4 in 2020 (R$3.8 in 2019 and R$7.5 in 2018). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 21,066 thousand restricted shares under the Share-Based Plan (11,838 thousand in 2019 and 13,055 thousand in 2018), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$315.4 in 2020 (R$211.7 in 2019 and R$239.1 in 2018). Such restricted share units are subject to a grace period which can vary from three to five years counted from the grant date.

The total number of shares purchased by or granted to employees, as the case may be,  under the Stock Option Plan and Share-Based Plan, which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares), as demonstrated below:

Thousand deferred shares	2020	2019	2018

Deferred shares outstanding at January 1	7,926	12,308	16,300
New deferred shares during the period	153	208	426
Deferred shares granted during the period	(1,901)	(4,167)	(3,429)
Deferred shares forfeited during the period	(113)	(423)	(989)
Deferred shares outstanding at the end of the year	6,065	7,926	12,308

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Thousand restricted shares	2020	2019	2018

Restricted shares outstanding at January 1	23,836	12,656	-
New restricted shares during the period	21,066	11,838	13,055
Restricted shares granted during the period	-	-	(296)
Restricted shares forfeited during the period	(1,444)	(658)	(103)
Restricted shares outstanding at the end of the year	43,458	23,836	12,656

Additionally, certain employees and managers of the Company received options to acquire AB-Inbev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$223.1 in 2020 (R$219.2 and R$162.7 in 2019 and 2018, respectively), recorded as administrative expenses.

26.	TRADE PAYABLES
	2020	2019

Trade payables (I)	235.3	309.5
Non-current	655.8	309.5

Trade payables (I)	18,182.1	14,178.9
Related parties (Note 32)	1,157.1	890.7
Current	19,339.2	15,069.6

Total	19,995.0	15,379.1

(i) The nominal contractual amounts, including interest, amount to R$21,071 at December 31, 2020 (R$16,905.8 at December 31, 2019).

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

27.	PROVISIONS

(a) Provision changes

	Balance as of December 31, 2018	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Other movements (i)	Balance as of December 31, 2019

Provision for disputes and litigations
Taxes on sales	137.8	-	195.6	(113.0)	(38.1)	-	182.3
Income tax	169.3	1.2	181.8	(1.9)	(98.8)	(251.6)	-
Labor	118.2	(4.4)	193.1	(148.8)	(38.0)	-	120.1
Civil	54.9	(2.8)	66.0	(52.6)	(1.5)	-	64.0
Other taxes	110.2	(18.5)	49.1	(10.1)	(24.8)	-	105.9
Total provision for disputes and litigations	590.4	(24.5)	685.6	(326.4)	(201.2)	(251.6)	472.3

Restructuring	8.8	0.8	-	(0.9)	-	-	8.7

Total provisions	599.2	(23.7)	685.6	(327.3)	(201.2)	(251.6)	481.0

(i) Refers to the adoption of IFRIC 23 - Uncertainty over Income Tax Treatments.

	Balance as of December 31, 2019	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as of December 31, 2020

Provision for disputes and litigations
Taxes on sales	182.3	0.2	49.3	(17.2)	(30.5)	184.1
Labor	120.1	(0.1)	174.0	(142.2)	(21.9)	129.9
Civil	64.0	(0.8)	167.3	(132.2)	(11.5)	86.8
Other taxes	105.9	1.0	58.2	(8.0)	(0.4)	156.7
Total provision for disputes and litigations	472.3	0.3	448.8	(299.6)	(64.3)	557.5

Restructuring	8.7	2.9	7.1	-	(4.2)	14.5

Total provisions	481.0	3.2	455.9	(299.6)	(68.5)	572.0

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

(b)	Expected settlement

	2020
	Current	Non-current
Provision for disputes and litigations
Taxes on sales	42.6	141.5
Labor	28.2	101.7
Civil	24.0	62.8
Other taxes	19.0	137.7
Total provision for disputes and litigations	113.8	443.7

Restructuring	11.1	3.4

Total provisions	124.9	447.1

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c) Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, credits and judicial injunctions exempting the Company from the payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company is involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

The processes representing possible probabilities are disclosed in Note 30 - Contingencies.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

28.	FINANCIAL INSTRUMENTS AND RISKS

Risk factors

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy (the “Policy”).

The Company’s use of derivatives strictly follows the Financial Risk Management Policy approved by the Board of Directors. The policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects: (i) capital structure; financing and liquidity; (ii) transactional risks related to the business; (iii) financial statement translation risk; and (iv) credit risks of financial counterparties.

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. Any exceptions to the policy must be approved by the Board of Directors.

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include Futures contracts traded on exchanges, Full deliverable forwards, Non-deliverable forwards, Swaps and Options. At December 31, 2020, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

i) Cash flow hedge derivative instruments - Highly probable forecast transactions contracted to minimize the Company's exposure to fluctuations in exchange rates and the prices of raw materials, investments, equipment and services to be procured, protected by cash flow hedges that shall occur at various different dates over the next fourteen months. Gains and losses classified as hedging reserves in equity are recognized in the income statement in the period or periods during which the forecast and hedged transaction affects the income statement.

ii) Fair value hedge derivative instruments - operations contracted for the purpose of mitigating the Company’s net indebtedness against foreign exchange and interest rate risk. Net cash positions and foreign currency debts are continually assessed to identify new indications of exposure.

The results of these operations, measured according to their fair value, are recognized in financial results.

iii) Net investment hedge derivative instruments - transactions entered into to minimize the exposure to exchange differences arising from the conversion of net investments in the Company's subsidiaries located abroad for the purpose of translating the account balance. The effective portion of the hedge is allocated to equity, while the ineffective portion is recorded directly in the financial income statement when identified.

The following tables summarize the exposure of the Company identified and protected in accordance with the Company's Risk Policy. The following classifications have been applied:

Operational Hedges: Refers to exposure arising from the core business of the Company, such as purchases of inputs, purchases of fixed assets and service contracts linked to foreign currency, which are protected using derivatives.

Financial Hedge: Refers to exposure arising from cash and financing activities, such as foreign currency cash and foreign currency debt, which is protected t using derivatives.

Investment Hedges Abroad: Refers mainly to exposure arising from cash held in foreign currency in foreign subsidiaries, with a functional currency different from the consolidation currency.

Investment Hedge - Put options granted on subsidiaries: As detailed in item IV (d) the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

						2020
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(15,837.8)	15,588.4	364.5	(287.8)	(1,283.7)	1,599.2	1,489.5
	Commodities	(2,629.1)	2,379.7	343.9	(7.8)	(134.3)	(104.2)	157.4
	US Dollars	(13,087.7)	13,087.7	8.7	(271.8)	(1,157.1)	1,726.0	1,430.0
	Euros	(50.8)	50.8	1.9	(0.3)	(3.3)	9.7	13.8
	Mexican Pesos	(70.2)	70.2	10.0	(7.9)	11.0	(32.3)	(111.7)

Fixed Assets		(1,042.5)	1,042.5	1.7	(31.3)	(274.6)	163.2	280.8
	US Dollars	(1,042.5)	1,042.5	1.7	(31.3)	(274.6)	163.2	280.8

Expenses		(345.8)	345.8	0.5	(10.7)	(3.4)	6.1	2.7
	US Dollars	(345.8)	345.8	0.5	(10.7)	(3.4)	6.1	2.7

Debts		(233.3)	-	-	-	-	-	-
	US Dollars	(4.9)	-	-	-	-	-	-
	Interest rates	(228.4)	-	-	-	-	-	-

Equity Instrument		(1,740.5)	700.9	142.6	-	(329.3)	-	-
	Stock exchange prices	(1,740.5)	700.9	142.6	-	(329.3)	-	-

Foreign Investments		-	-	-	-	1.0	-	(2.2)
	US Dollars	-	-	-	-	1.0	-	(2.2)
As at December 31, 2020		(19,199.9)	17,677.6	509.3	(329.8)	(1,890.0)	1,768.5	1,770.8

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

						2019
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(11,823.8)	11,630.3	122.2	(266.4)	(1,147.1)	873.5	652.9
	Commodities	(2,293.5)	2,100.0	36.8	(74.8)	(57.5)	(197.1)	(108.3)
	US Dollars	(9,192.4)	9,192.4	44.3	(188.6)	(1,085.4)	1,132.8	795.5
	Euros	(177.6)	177.6	-	(3.0)	(3.3)	(4.3)	(8.8)
	Mexican Pesos	(160.3)	160.3	41.1	-	(0.9)	(57.9)	(25.5)

Fixed Assets		(816.9)	816.9	11.4	(53.8)	(279.9)	202.4	199.9
	US Dollars	(816.9)	816.9	11.4	(53.8)	(279.9)	202.4	199.9

Expenses		(262.1)	262.1	2.2	(17.3)	(5.6)	4.8	2.7
	US Dollars	(262.1)	262.1	2.2	(17.3)	(5.6)	5.0	2.8
	Rupees	-	-	-	-	-	(0.2)	(0.1)

Cash		-	-	-	-	(0.1)	-	-
	Interest Rates	-	-	-	-	(0.1)	-	-

Debts		(362.7)	-	-	-	5.9	-	-
	US Dollars	(114.3)	-	-	-	0.6	-	-
	Interest Rates	(248.4)	-	-	-	5.3	-	-

Equity Instrument		(1,873.4)	1,057.8	37.5	(17.9)	161.1	-	-
	Stock Exchange Prices	(1,873.4)	1,057.8	37.5	(17.9)	161.1	-	-

Foreign Investments		-	-	-	-	-	(28.5)	28.5
	US Dollars	-	-	-	-	-	(28.5)	28.5
As of December 31, 2019		(15,138.9)	13,767.1	173.3	(355.4)	(1,265.7)	1,052.2	884.0

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

I.        Market risk

a.1) Foreign currency risk

The Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the subsidiary. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat and corn. These derivative financial instruments have been designated as cash flow hedges.

a.3) Interest rate risk

The Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions, as well as the Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts, before and after the application of the interest rate hedging strategy, within the limits established by the risk policy. In 2020, the Company is not applying hedges to the exposure described below:

	2020
	Risk
	Interest rate	Amount
Brazilian Reais	3.9%	852.4
Post fixed interest rate		852.4

Brazilian Reais	5.4%	3,002.4
Argentinean Pesos	23.3%	4.5
Dominican Pesos	9.8%	342.7
Guatemalan Quetzal	8.4%	15.3
Other	8.1%	48.6
Bolivian Pesos	5.2%	178.9
US Dollars	4.2%	4.9
Canadian Dollars	3.5%	342.6
Pre-fixed interest rate		3,939.9
F-93

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	2019
	Risk
	Interest rate	Amount
Brazilian Reais	9.3%	171.8
US Dollars	4.1%	95.3
Canadian Dollars	2.7%	0.5
Post-fixed interest rate		267.6

Brazilian Reais	10.4%	2,006.7
Dominican Pesos	10.0%	209.7
US Dollars	4.7%	19.1
Guatemalan Quetzal	6.3%	12.0
Canadian Dollars	3.5%	243.7
Other	9.2%	126.3
Pre-fixed interest rate		2,617.5

Sensitivity analysis

The Company substantially mitigates the risks arising from non-derivative financial assets and liabilities, through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could generate losses from these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios, which may impact the Company’s future results and/or cash flow, as described below:

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives in the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, we used the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days from December 31, 2020 for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2020.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2020.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	336.1	113.4	(258.9)	(853.8)
Input purchases		(336.1)	(90.2)	321.3	978.5
Foreign exchange hedge	Foreign currency decrease	(259.4)	(369.2)	(3,561.6)	(6,863.7)
Input purchases		259.4	369.2	3,561.6	6,863.7
Cost effects		-	23.2	62.4	124.7

Foreign exchange hedge	Foreign currency decrease	(29.6)	(33.5)	(290.2)	(550.8)
Capex purchases		29.6	33.5	290.2	550.8
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(10.2)	(11.6)	(96.7)	(183.1)
Expenses		10.2	11.6	96.7	183.1
Expense effects		-	-	-	-

Debt	Foreign currency decrease	-	-	1.2	2.4
Interest expenses	Increase in interest rate	-	0.8	11.1	20.9
Debt effects		-	0.8	12.3	23.3

Equity instrument hedge	Stock exchange price Decrease	142.6	95.6	(32.6)	(207.8)
Expenses		(142.6)	(35.0)	292.5	727.6
Equity effects		-	60.6	259.9	519.8
		-	84.6	334.6	667.8

As of December 31, 2020 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Cost		15,511.2	77.2	-	-	-	15,588.4
	Commodities	2,302.5	77.2	-	-	-	2,379.7
	US Dollars	13,087.7	-	-	-	-	13,087.7
	Euros	50.8	-	-	-	-	50.8
	Mexican Pesos	70.2	-	-	-	-	70.2

Fixed assets		1,042.5	-	-	-	-	1,042.5
	US Dollars	1,042.5	-	-	-	-	1,042.5

Expenses		345.8	-	-	-	-	345.8
	US Dollars	345.8	-	-	-	-	345.8

Equity instruments		700.9	-	-	-	-	700.9
	Stock prices	700.9	-	-	-	-	700.9
		17,600.4	77.2	-	-	-	17,677.6

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

		Fair Value
Exposure	Risk	2021	2022	2023	2024	>2024	Total

Costs		73.3	3.4	-	-	-	76.7
	Commodities	332.7	3.4	-	-	-	336.1
	US Dollars	(263.1)	-	-	-	-	(263.1)
	Euros	1.6	-	-	-	-	1.6
	Mexican Pesos	2.1	-	-	-	-	2.1

Fixed assets		(29.6)	-	-	-	-	(29.6)
	US Dollars	(29.6)	-	-	-	-	(29.6)

Expenses		(10.2)	-	-	-	-	(10.2)
	US Dollars	(10.2)	-	-	-	-	(10.2)

Equity instruments		142.6	-	-	-	-	142.6
	Stock prices	142.6	-	-	-	-	142.6
		176.1	3.4	-	-	-	179.5

II.    Credit Risk

Concentration of counterparty credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the widespread number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Concentration of counterparty credit risk

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

In order to minimize the credit risk on significant derivative transactions with its counterparties, the Company has adopted bilateral “trigger” clauses. According to these clauses, where the fair value of an operation exceeds a certain percentage of its notional value (generally between 10% and 15%), the debtor must settle the difference in favor of the creditor.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Any deposits or cash available, must be kept in accounts with top tier banks, or banks with a high credit rating in the respective country. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating (ii) the transaction term (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The counterparty risk is reassessed.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at December 31, 2020. As at December 31, 2020, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's risk policy.

III.    Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

•                  Debt servicing;

•                  Capital expenditure;

•                  Investments in companies;

•	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

•                  Share buyback programs; and

•                  Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,353.3	33,694.3	27,340.5	4,015.3	272.2	424.5	1,641.8
Secured bank loans	2,179.2	2,360.2	2,038.4	82.6	61.7	51.6	125.9
Unsecured bank loans	247.8	271.3	270.2	1.1	-	-	-
Debentures and bonds	108.6	124.4	124.4	-	-	-	-
Unsecured other loans	135.6	307.7	52.9	42.1	31.2	19.1	162.4
Lease liabilities	2,121.1	2,715.0	532.7	558.3	398.1	566.2	659.7
	37,145.6	39,472.9	30,359.1	4,699.4	763.2	1,061.4	2,589.8

	2019
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	25,589.6	26,899.1	21,592.0	3,332.9	286.0	221.7	1,466.5
Secured bank loans	461.2	577.8	197.6	70.3	70.9	87.9	151.1
Unsecured bank loans	212.7	214.5	21.1	190.6	2.8	-	-
Debentures and bonds	106.6	141.8	15.9	122.5	-	3.4	-
Unsecured other loans	134.4	261.5	56.1	49.1	41.3	13.7	101.3
Lease liabilities	2,147.9	2,766.6	572.2	616.2	466.3	447.6	664.3
	28,652.4	30,861.3	22,454.9	4,381.6	867.3	774.3	2,383.2

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

Equity price risk

Through the equity swap transactions approved on December 19, 2019, May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of the stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

In December 2020, exposure equivalent to R$1.7 billion (R$1.9 billion as of December 31, 2019) in AmBev’s shares (or ADRs) was partially hedged, resulting in a loss in the income statement of R$329.3 (a gain in the income statement of R$161.1 as at December 31, 2019).

IV.    Capital management

The Company is continuously optimizing its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing the capital structure, the Company uses the same debt ratings and capital classifications applied to the financial statements.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Financial instruments

(a) Financial instruments categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assets the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the financial instruments recognized in the financial statements, segregated by category:

	2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,090.3	-	17,090.3
Trade receivables excluding prepaid expenses	6,629.0	-	6,629.0
Investment securities	213.9	1,700.0	1,913.9
Derivative financial instruments	-	142.6	142.6
Derivatives hedges	-	366.7	366.7
Total	23,933.2	2,209.3	26,142.5

Financial liabilities
Trade payables	19,995.0	-	19,995.0
Put options granted on subsidiaries	-	3,493.7	3,493.7
Derivatives hedges	-	329.8	329.8
Interest-bearing loans and borrowing	4,792.3	-	4,792.3
Other liabilities	2,581.0	-	2,581.0
Total	27,368.3	3,823.5	31,191.8

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	2019
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	11,900.7	-	11,900.7
Trade receivables excluding prepaid expenses	6,456.7	-	6,456.7
Investment securities	163.6	14.6	178.2
Derivative financial instruments	-	37.6	37.6
Derivatives hedges	-	135.7	135.7
Total	18,521.0	187.9	18,708.9

Financial liabilities
Trade payables	15,379.1	-	15,379.1
Put options granted on subsidiaries	-	3,092.2	3,092.2
Derivative financial instruments	-	17.9	17.9
Derivatives hedges	-	337.5	337.5
Interest-bearing loans and borrowing	3,062.8	-	3,062.8
Other liabilities	1,583.8	-	1,583.8
Total	20,025.7	3,447.6	23,473.3

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

Also pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 -inputs which are not observable for the asset or liability.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	2020				2019

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	1,700.0	-	-	1,700.0	14.6	-	-	14.6
Derivatives assets at fair value through profit and loss	-	142.6	-	142.6	-	37.6	-	37.6
Derivatives - operational hedge	85.5	281.2	-	366.7	25.1	110.6	-	135.7
	1,785.5	423.8	-	2,209.3	39.7	148.2	-	187.9
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,493.7	3,493.7	-	-	3,092.2	3,092.2
Derivatives liabilities at fair value through profit and loss	-	-	-	-	-	17.9	-	17.9
Derivatives - operational hedge	102.6	227.2	-	329.8	43.2	294.3	-	337.5
	102.6	227.2	3,493.7	3,823.5	43.2	312.2	3,092.2	3,447.6

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2019	3,092.2
Disbursement of investments	(83.5)
Reduction	(73.5)
Total gains and losses during the period	558.5
Losses/(gains) recognized in net income	(42.9)
Losses/(gains) recognized in equity	601.4
Financial liabilities at December 31, 2020	3,493.7

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not of sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029. On December 31, 2020, the sum of the two ELJ tranches is R$3,489.1.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The fair value of (i) Tranche A is calculated considering the interest under the contract, plus foreign exchange variations, less the dividends paid between the date of signature of the amendment and the exercise of the option.

The fair value of (ii) Tranche B is calculated based on the EBITDA multiple defined in the contract, less the net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate as at the date of the calculation). The criteria used are based on market information from reliable sources and are categorized as “Level 3”.

Calculation of the fair value of derivatives

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price.

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at December 31, 2020 the Company held R$798.9 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$816.9 as at December 31, 2019).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party shall have the option to settle on a net basis, in case of a default by the counterparty.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	2020	2019

Collateral given for the Company’s own liabilities	799.0	817.0
Other commitments	1,629.9	1,245.2
	2,428.9	2,062.2

Commitments to suppliers	17,768.4	15,877.3
	17,768.4	15,877.3

The collateral provided for liabilities totaled approximately R$2,428.9 as at December 31, 2020 (R$2,062.2 as at December 31, 2019), including R$729.2 (R$693.3 as at December 31, 2019) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at December 31, 2020, Ambev maintained R$798.9 (R$816.9 as at December 31, 2019) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 28 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at December 31, 2020 and 2019 are as follow:

	2020	2019

Less than 1 year	9,218.2	9,300.5
Between 1 and 2 years	2,934.8	3,861.9
More than 2 years	5,615.4	2,714.9
	17,768.4	15,877.3

30.	CONTINGENCIES

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

Contingent liabilities with a probable outcome are fully recorded as liabilities (Note 27 - Provisions).

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The Company has lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions, as the composition and estimates of these amounts are as follow:

	2020	2019

Income tax and social contribution	53,898.0	43,453.0
Value-added and excise taxes	23,299.3	22,226.3
PIS and COFINS	2,746.3	3,066.8
Others	1,603.5	1,778.0
	81,547.1	70,524.1

Principal lawsuits with a likelihood of possible loss

Brazilian Federal Taxes

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The updated amount related to this uncertain tax position as of 31 December 2020 is approximately R$10.2 billion (R$10.1 billion as of 31 December 2019). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit. In the event Ambev is required to pay these amounts, AB-Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable and Ambev filed an appeal to the Lower Administrative Court against the decision which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions and Ambev filed Special Appeals to the Upper Administrative Court. The Special Appeal filed in one of the tax assessments is awaiting judgment by the Upper Administrative Court, whereas the other Special Appeal is awaiting admission.

The updated amount related to this uncertain tax position as of 31 December 2020 is approximately R$2.3 billion (R$2.2 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court which are awaiting admission and judgment.

The updated amount related to this uncertain tax position as of December 2020 was approximately R$1.0 billion (R$1.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Foreign earnings

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

The updated amount related to this uncertain tax position as of 31 December 2020 is approximately R$7.3 billion (R$7.2 billion at December 31, 2019) and Ambev has not recorded any provisions for this matter based on the probability of the lawsuit, except for the amount of R$53.0 million (R$52.2 million at December 31, 2019).

Disallowance of Expenses and Deductibility of Losses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case. The 2015 and 2020 cases are still pending decision by the first-level administrative court.

The updated amount related to this uncertain tax position as of 31 December 2020 is approximately R$5.0 billion (R$4.8 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (regarding the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. Regarding the 2015 assessments, Ambev filed a Special Appeal for analysis by the Upper Administrative House which are pending decisions. Regarding the 2016 cases, the company was notified about the decision of the Lower Administrative Court and filed motions for clarification which are pending decisions. The other cases are still awaiting final decisions at both administrative and judicial courts.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. Ambev filed defenses and awaits judgment by the first level administrative court.

The updated amount related to this uncertain tax position as of December, 2020 was approximately R$11.7 billion (R$10.1 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

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

The updated amount related to this uncertain tax position as of 31 December 2020 is approximately R$519 million (R$506.9 million as at December 31, 2019). Arosuco has not recorded any provisions for this matter based on the probability of the lawsuit.

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of the Company, received a tax assessment from the Federal Revenue Service of Brazil regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001 and an administrative defense was filed. In October 2020, Arosuco was notified regarding an unfavorable decision rendered by the first level administrative Court and filed an appeal, which is pending judgment.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The updated amount related to this uncertain tax position as of December, 2020 was approximately R$2.0 billion (non-existent on December 31, 2019). Ambev has not recorded any provision for this matter based on the probability of the lawsuit.

Deductibility of IOC expenses

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by the Company in 2013 and its impacts on the increase in the deductibility of IOC expenses. . In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such assessment was filed by Ambev in January 2021.

The Company also distributed IOC in the years following the assessed period, i.e. after 2016. In a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be similar to the abovementioned cases. Accordingly, the effects of the deductibility of IOC expenses on Ambev’s effective income tax rate for this period would be maintained.

The updated amount related to this uncertain tax position as of 31 December 2020 is approximately R$10.2 billion (R$3.9 billion as of December 31, 2019). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities related to amounts allegedly due as social contribution on gross revenue (PIS/COFINS) on bonus products granted to its customers. The cases are challenged at the administrative and judicial levels of the courts. In 2020, Ambev received final favorable decisions at the administrative level, some of which are still subject to review. At the judicial level, the case is still at the initial stage.

Ambev management estimates the possible losses related to these assessments at approximately R$1.7 billion (R$2.3 billion as of December 31, 2019) classified as possible loss.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

ICMS and IPI

ICMS tax war

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

In August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) recognizing the constitutionality ruling that tax credits granted by the states in the context of the ICMS tax war shall be consider unlawful. The decision also recognized that potential enforcement of tax assessments previously issued by the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision is subject to appeal and does not change the likelihood of loss in Ambev´s tax assessments.

Ambev’s management estimates the possible losses related to these assessments to be approximately R$2.0 billion (R$2.0 billion as of December 31, 2019) as of 31 December 2020 and have not recorded any provisions in connection therewith.

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

Ambev management estimates the amount related to this issue to be approximately R$8.6 billion (R$7.7 billion as of 31 December 2019) as of 31 December 2020, classified as a possible loss and, therefore, for which Ambev has made no provision. Ambev has recorded provisions in the total amount of R$7.6 million (R$8.3 million as of December 31, 2019) in relation to certain proceedings for which it considers the chances of loss to be probable due to specific procedural issues.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

ICMS - PRODEPE

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

With regards to this new tax assessment, in June 2020 Ambev received the First Level Administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. As to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgement. Furthermore, there are other assessments related to PRODEPE.

Ambev management estimates the possible losses related to this issue to be approximately R$ 615,1 million Brazilian Real (R$591.9 million as of 31 December 2019) as of 31 December 2020. Ambev has recorded a provision in the total amount of R$5,0 million (R$4.9 million as of December 2019) in relation to one part of the proceeding where it considers the chances of loss to be probable.

Manaus Free Trade Zone - IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions (PIS/COFINS). With respect to IPI, Ambev’s subsidiaries have been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts of PIS and COFINS allegedly over Arosuco’s remittances to Ambev.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592,891/SP, with binding effects, deciding on the rights of taxpayers registering presumed IPI excise tax credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF.

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.8 billion (R$4.2 billion on December 31, 2019) as at December, 2020. Ambev has not recorded any provision in connection with these assessments.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. The cases which are being discussed at judicial courts are still at an initial stage.

Ambev management estimates the possible losses related to these assessments to be approximately R$1.6 billion (R$1.7 billion in December 2019) as of 31 December 2020. Ambev has not recorded any provision in connection with these assessments.

ICMS - AM

Ambev has also received tax assessments by the state of Amazonas to charge alleged differences in ICMS due to questions about the calculation basis applied in sales transactions by Ambev to its subsidiaries. The cases are being challenged at the administrative court.

Ambev’s management estimates the possible losses related to these assessments to be approximately R$509.8 million (R$499.0 million in December 2019) as of 31 December 2020 and has not recorded any provisions in connection therewith.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Contingent assets

In accordance with IAS 37- Provisions, contingent liabilities and contingent assets, an asset must be recognized only if i) the gain is virtually certain; and ii) the amounts can be estimated with sufficient reliability.

Management understands that, in cases of lawsuits involving contingent assets, a final and unappealable decision for the specific lawsuit to the Company is a condition required to confirm the existence of a right, except for specific circumstances related to the specific case that allows not only the recognition of the right but also the identification of the value with sufficient reliability.

PIS and COFINS Recovery - exclusion of ICMS (VAT tax) from the basis of calculation

In March 2017, the Supreme Federal Court (“STF”) decided for, in the judgment of RE 574,706 / PR, with binding effects , the unconstitutionality of the inclusion of ICMS in the PIS and COFINS calculation basis. Currently, the General Attorney's Office (PGFN), filed an amendment in order to clarify the criteria for calculating the portion of the ICMS that shall be excluded from the calculation basis of the PIS and COFINS contributions (ICMS Paid versus ICMS declared on the invoice) and the modulation of the effects of the STF decision is pending decision.

In addition, the Company and its controlled companies have several lawsuits related to the matter, some with final and unappealable favorable decisions. Due to the tax regime applicable to the soft drinks and beer sector that has changed over time, the Company has lawsuits for three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in effect - special soft drinks and beer regime, provided for article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation").

In 2019 and 2020, the Company and its controlled companies recognized, in accordance with IAS 37 / CPC 25, recoverable tax credits related to this matter in the total amount of R$5.4 billion, which R$1.1 billion is related to periods from 1990 to 2009 and from March 2017 (“New Model”) and R$4.3 billion, recorded in 2020, related to the 2009 to 2015 (as explained below) as (i) the gain is virtually certain according to the specific circumstances of each specific case; and (ii) the amounts could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Regarding the amount of R$4.3 billion mentioned above, the Company recorded a tax credit (before tax effects), of which R$ 2.5 billion in Other Operating Income, as described in Note 7 - Other Operating Income (Expenses), and R$1.8 billion in Financial Income, as described in Note 11 - Finance Expenses and Income. This amount is related to the lawsuit with final and unappealable decision that recognized the right of the Company and its controlled companies to obtain refund the overpaid amounts while REFRI taxation model was in place. In addition to the gain being virtually certain due to the circumstances of this specific case, the amount related to this matter could be estimated with sufficient reliability after several analysis made (with the assistance of our external consultants) that allowed: (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as calculation basis for determination of the PIS and COFINS; and (ii) the result of exclusion of such total ICMS from the calculation basis of PIS and COFINS in the Company’s operations in the period.

For the period of the New Model before the STF decision, the Company estimates that the contingent asset corresponds to R$1.9 billion, which will be recognized once the gain is virtually certain given the specific circumstances of the cases and upon confirmation of the estimated values with sufficient reliability.

31.	NON-CASH ITEMS

	2020	2019	2018
Cash financing cost other than interests	-	(2.1)	(142.2)
Fair value of option granted on a subsidiary	238.4	(274.3)	(166.8)
Exchange transaction of shareholdings	-	-	36.5
Effect of application of IAS 29 (hyperinflation)	232.5	339.2	32.9
Acquisition of investments payables	21.1	20.0	-
Provision for taxes	108.9	-	-
Others	-	-	0.8

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

32.    RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Antitrust Compliance and Related Parties Committee of the Company is required to advise the Board of Directors of the Company on all transactions with related parties.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also are not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

The Company’s guidelines on related parties require it to follow reasonable or commutative terms, similar to those prevailing in the market, or under which the Company would contract similar transactions with third parties. These related parties transactions are clearly disclosed in the financial statements as formalized in the written contracts.

Transactions with management members

In addition to short-term benefits (primarily salaries), management members are entitled to participate in the Stock Option Plan and Share-Based Payments Plan (Note 25 - Share-based payments).

Total expenses related to the Company’s management members are as follow:

	2020	2019	2018

Short-term benefits (i)	26.0	31.2	24.1
Share-based payments (ii)	42.7	41.2	30.8
Total key management remuneration	68.7	72.4	54.9

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Excluding the above mentioned plan (Note 25 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at December 31, 2020 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at December 31, 2020 and December 31, 2019, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred by Fundação Zerrenner for providing these benefits totaled R$237.8 (R$259.6 as at December 31, 2019), of which R$209.8 and R$28.0 were related to active employees and retirees respectively (R$229.6 and R$30.0 as at December 31, 2019 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$22.4 maturing on December 31, 2022.

c) Leasing - Ambev. head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, which is being re-negotiated, and currently the contract is in force for an indefinite period.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$2.1 as at December 31, 2020 (R$1.8 as at December 31, 2019 and R$2.0 as at December 31, 2018) and R$644.0 (R$456.9 as at December 31, 2019 and R$431.6 as at December 31, 2018) as licensing income and expenses, respectively.

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Ambev has licensing agreements with the Group Modelo, subsidiaries of ABI to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America and Canada.

Transactions with related parties

					2020
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends payables	Dividends receivables
AB Africa	4.6	-	-	-	-
AB InBev	28.6	-	(84.6)	-	-
AB Package	-	-	(321.0)	-	-
AB Services	11.3	-	(1.8)	-	-
AB USA	36.7	6.2	(250.1)	-	-
Ambrew	-	-	-	(98.7)	-
Bavaria	1.0	-	(11.3)	-	-
Cervecería Modelo	5.1	-	(400.0)	-	-
Cervecerias Peruanas	1.4	-	(10.9)	-	-
Inbev	0.9	79.1	(19.4)	-	-
ITW International	-	-	-	(647.5)	-
Panama Holding	18.8	-	(13.1)	-	1.6
Others	10.2	1.1	(44.9)	-	-
	118.6	86.4	(1,157.1)	(746.2)	1.6

				2019
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Other trade payables (i)
AB InBev	24.8	-	(46.7)	-
AB Procurement	1.1	-	(0.2)	-
AB Services	15.5	-	(2.0)	-
AB USA	38.8	4.5	(180.9)	-
Bavaria	0.6	-	(64.0)	-
Cervecería Modelo	16.1	-	(223.1)	-
Inbev	0.7	64.5	(23.8)	-
ITW International	-	-	(223.7)	(108.9)
Panama Holding	27.2	0.2	(0.2)	-
Others	18.7	0.8	(126.1)	-
	143.5	70.0	(890.7)	(108.9)

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	2020	2019
Non-current	Trade payables	Trade payables
ITW International	(420.5)	-
	(420.5)	-

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

The tables below represent transactions with related parties, recognized in the income statement:

	2020
Company	Sales and others	Service fees / reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.3	-	(80.6)	(9.9)	-
AB Package	-	-	(159.2)	-	-
AB Procurement	0.2	-	(0.6)	(17.3)	-
AB USA	35.2	-	(977.0)	(3.2)	-
Bavaria	26.1	-	(48.0)	-	-
Cervecería Modelo	(0.1)	-	(1,269.6)	-	-
Cervecerías Peruanas	13.3	-	(40.3)	-	-
GCC India	-	-	-	(7.3)	-
Inbev	(0.9)	-	(102.3)	-	-
ITW International	-	-	-	-	10.5
Oriental Brewery	2.0	-	-	-	-
Others	8.5	0.2	(83.9)	-	1.5
	84.6	0.2	(2,761.5)	(37.7)	12.0

	2019
Company	Sales and others	Service fees / reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB Package	-	-	(74.6)	-	-
AB USA	52.2	-	(802.3)	(2.6)	-
Cervecería Modelo	0.1	-	(1,023.9)	(2.1)	-
Inbev	-	-	(159.3)	-	-
ITW International	-	-	-	-	(41.5)
Others	4.7	0.4	(334.2)	(17.0)	-
	57.0	0.4	(2,394.3)	(21.7)	(41.5)

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

	2018
Company	Sales and others	Service fees / reimbursement of expenses and other receivables	Product purchases and others	Service fees / reimbursement of expenses and other payables	Net finance cost
AB Procurement	17.0	-	-	-	-
AB USA	49.1	-	(739.2)	(2.3)	-
Ambev Peru	0.1	-	-	-	-
Cervecería Modelo	0.2	-	(1,009.9)	(5.8)	-
Inbev	0.1	-	(107.1)	-	-
Others	19.3	0.2	(153.5)	(22.7)	(8.0)
	85.8	0.2	(2,009.7)	(30.8)	(8.0)

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cerveceria Nacional S de RL (“Panamá Holding”) Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”) Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

33.	GROUP COMPANIES

List of most significant fully consolidated companies:

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G Charcas 5160 - Buenos Aires	99.75%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85.67%
F-118

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Consolidating

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100.00%
CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula - Jaguariúna - SP	100.00%

CERVEJARIA Z.X. S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula - Jaguariúna - SP	100.00%

Canada
LABATT BREWING COMPANY LTD. 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

Chile
CERVECERIA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Comuna de Quilicura - Santiago	100.00%

Spain
JALUA SPAIN, S.L. Juan Vara Terán, 14 - Ilhas Canárias	100.00%

Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Senningerberg	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO S.A. KM 122 Ruta al Atlantico - C.P 01012 Teculutan, Zacapa	50.00%

Paraguay
CERVECERIA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87.36%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	84.71%
F-119

AMBEV S.A. Notes to the consolidated financial statements For the year ended December 31, 2020 All amounts in millions of Brazilian Reais unless otherwise stated

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100.00%

CERVECERIA Y MALTERIA PAYSANDU S.A. Cesar Cortinas, 2.037 - Montevideo	99.93%

MONTHIERS S.A. Cesar Cortinas, 2.037 - Montevideo	100.00%

Panama
Cervecería Nacional S. de R.L. Planta Pasadena, vía Ricardo J Alfaro y Simón Bolívar, ciudad de Panamá, Rep. De Panamá	100.00%

34.	INSURANCE

The Company has a program of risk management requiring it to obtain insurance coverage compatible with its size and operations. Coverage was contracted at amounts considered sufficient by management to cover possible losses, considering the nature of the Company’s activities, the risks involved in its operations and the guidance of its insurance advisors.

F-120