Form 20-F
period 2021-12-31
AMBEV S.A.
filed 2022-03-18
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

15,738,669,656

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

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Ambev,” “we,” “us” and “our” refers to Ambev S.A. and its subsidiaries and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it. All references to “Old Ambev” refer to Companhia de Bebidas das Américas – Ambev, our former subsidiary that had common and preferred shares listed on the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or the B3 (previously named as BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), and common and preferred ADSs listed on the New York Stock Exchange, or the NYSE, and that was merged out of existence with and into us in January 2014. All references to “NAB” are to the non-alcoholic beverages in our portfolio other than non-alcoholic beer. All references to “Brazil” are to the Federative Republic of Brazil, unless the context otherwise requires. All references to the “Brazilian government” are to the federal government of Brazil. All references to percent ownership interests in Ambev do not take into account treasury shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2021 and 2020 and for the three years ended December 31, 2021, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, volumes, as used in this annual report on Form 20-F, include both beer (including future beverages) and NAB volumes. In addition, unless otherwise specified, our volumes refer not only to the brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network. Our volume figures in this annual report on Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting. In addition, market share data contained in this annual report on Form 20-F refers to volumes sold.

PIS and COFINS Recovery - exclusion of ICMS (VAT) from the basis of calculation

In 2017, the Brazilian Supreme Federal Court (“STF”) decided for, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the tax base of social contributions on gross revenues (“PIS and COFINS”). Such decision was reaffirmed by the STF in May 2021, in the judgment of the request for clarification presented by the General Attorney's Office (PGFN), whereby the Court confirmed that the ICMS to be excluded from the PIS and COFINS tax base is that declared in the invoice. The Court also determined that the decision should apply retroactively as of March 15, 2017 (date on which the decision on RE 574,706/PR was rendered), except for taxpayers who had judicial and administrative claims filed before said date (which is the case of the Company and its subsidiaries).

The Company and its subsidiaries filed several lawsuits related to this matter, some with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries are parties to lawsuits related to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833, of 2003) and (iii) 2015 onwards (also known as “New Model Taxation”).

In 2018, 2019, 2020 and 2021, the Company and its subsidiaries recognized, in accordance with IAS 37/CPC 25, recoverable tax credits related to this matter in the total amount of R$7.3 billion, of which (i) R$0.5 billion is related to periods from 1990 to 2009, (ii) R$2.4 billion is related to the New Model Taxation, being R$1.7 billion from May 2015 to February 2017 and R$0.7 billion from March 2017 to December 2018, when the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base in its regular transactions and which right of recovery is assured by the decision rendered by the STF in the judgment of RE 574,706/PR and (iii) R$4.4 billion is related to periods from 2009 to 2015, during which the REFRI Taxation Model was in force. Part of this amount has already been used to offset other tax debts according to the final and unappealable decisions rendered in certain judicial lawsuits involving the Company and its subsidiaries. The outstanding amount of recoverable tax credits remain registered in the asset account (see Note 18 – Recoverable Taxes).

The accounting recognition of said amounts is due to (i) the gain being virtually certain considering the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credits related to the period in which the REFRI Taxation Model was in place, the amount could be estimated with sufficient reliability after several analyses made with the assistance of our external consultants were made. These analyses allowed us to (i) identify the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had an impact on the reference prices used as a base for the determination of the PIS and COFINS; and (ii) calculate the exclusion of such ICMS from the tax base of PIS and COFINS in the transactions carried out by the Company and its subsidiaries.

In addition, with respect to the transactions performed after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base, the Company and its subsidiaries had a positive impact of R$3.7 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expenses.

For additional matters related to the New Model Taxation, the Company estimates that the contingent asset corresponds to R$0.2 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

Corporate Income Taxes Recovery – SELIC interest upon the recovery of taxes

On September 24, 2021, in the judgment of RE No. 1,063,187/SC (Recurso Extraordinário nº 1.063.187/SC – “Tema 962”), the STF decided, with binding effects, for the unconstitutionality of the levy of IRPJ and CSLL (income taxes) on the SELIC interest earned upon the recovery of taxes.

The Company (on its behalf and as successor of merged entities) and its subsidiaries have initiated judicial proceedings seeking the right to recover IRPJ and CSLL as well as PIS and COFINS calculated and paid over SELIC interest earned upon the recovery of taxes and judicial deposits, as well as the right to recover/offset the taxes unduly paid over such amounts in periods prior to the filing of the relevant lawsuits. As of the date hereof, none of these proceedings have reached a final decision.

Based on the binding decision issued by STF and on the analysis of our external counsels, the Company assessed as probable the chances of such tax treatment being granted in its respective lawsuits, especially with regards to the recognition of the Company’s right to recover/offset the amount of IRPJ and CSLL calculated and paid over SELIC interest earned upon the recovery of taxes accounted in the period between 2006 and 2021.

In the third quarter of 2021, in accordance with IFRIC 23, the Company reverted the amount of deferred IRPJ and CSLL calculated over the SELIC interest resulting from the tax credit recognized by the Company as a result of the decision rendered by the STF in the judgment of RE 574,706/PR (which recognized the constitutionality of the exclusion of ICMS from the PIS and COFINS tax base) related to the periods during which were in force (i) the “REFRI Taxation Model” for special soft drinks and beer regime and (ii) the “New Model Taxation” regime for the period between 2015 and March 2017, as detailed in Note 30 to our audited financial statements included elsewhere in this annual report.

The amount recognized in the period of 2021 amounted R$1.070 million.

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

Application of IAS 29 – Argentine Hyperinflation Accounting

In July 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29 - Financial Reporting in Hyperinflationary Economies (“IAS 29”), applicable to all our business entities whose functional currency is the Argentine peso. Such adjustments were required to be shown from January 1, 2018 (beginning in the reporting period in which hyperinflation is identified).

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

As a result of the above, our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 included in this annual report reflect hyperinflation accounting for our Argentinean subsidiaries applying IAS 29 rules.

For additional information, see Note 1(c) to our audited consolidated financial statements as of and for the year ended December 31, 2021.

APPLICATION OF NEW SEC REGULATIONS

In November 2020, the SEC issued a final rule under SEC Release No. 33-10890, “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information” (the “Final Rule”), whereby it amended certain SEC disclosure requirements to modernize, enhance and simplify financial statement disclosures required by Regulation S-K. Specifically, the rule eliminates the requirement for Selected Financial Data, streamlines the requirement to disclose Supplementary Financial Information, and amends rules related to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) to, among other things, eliminate the need for registrants to provide a tabular disclosure of contractual obligations. These amendments are intended to eliminate duplicative disclosures and modernize and enhance MD&A disclosures for the benefit of investors, while simplifying compliance efforts for registrants.

According to the SEC, all corresponding amendments are applicable to Private Foreign Issuers providing disclosure required by Form 20-F or Form 40-F, as the case may be.

The Final Rule became effective on February 10, 2021 and compliance is mandatory for any reports on fiscal years ending on or after August 9, 2021. As a result, we have applied the Final Rule where applicable to this 20-F form.

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2021 of R$5.58 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders” for more detailed information regarding the translation of reais into U.S. dollars.

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

●

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

●

general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with ongoing corruption and other investigations and increasing fractious relations and infighting within the administration of President Bolsonaro, as well as policies and potential changes to address these matters or otherwise, including economic and fiscal reforms, responses and measures to address the ongoing COVID-19 pandemic and a worsening of the health crisis as a result of new variants of the virus or otherwise, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

●	the political climate leading up to and eventual outcome of the 2022 presidential elections in Brazil;

●

our ability to timely and efficiently implement any necessary measure in response to, or to mitigate the impacts of, the COVID-19 pandemic on our business, operations, cash flows, perspectives, liquidity and financial condition;

●

our ability to predict and efficiently react to the temporary or long-term changes in our customers and consumers’ behavior, including as a result of the COVID-19 pandemic, even after the pandemic is sufficiently controlled;

●	greater than expected costs (including taxes) and expenses;

●

the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquire;

●

our expectations with respect to expansion plans, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

●	lower than expected revenue;

●	greater than expected customer losses and business disruptions;

●	limitations on our ability to contain costs and expenses;

●

local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us, our customers and our consumers, and our assessment of that impact;

●	the monetary, exchange rate and interest rate policies of central banks;

●	continued availability of financing;

●	market and financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;

●	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;

●	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;

●	changes in pricing environments and volatility in commodity prices;

●	regional or general changes in asset valuations;

●	changes in consumer spending and consumptions habits;

●	the outcome of pending and future litigation and governmental proceedings and investigations;

●	global political and economic developments;

●

changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;

●	natural and other disasters;

●	water and/or energy scarcity and changes in government regulations aimed at rationing water and/or energy consumption in Brazil or other countries in which we operate;

●	any inability to economically hedge certain risks;

●	inadequate impairment provisions and loss reserves;

●	technological changes;

●	our success in managing the risks involved in the foregoing;

●	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;

●	inflation, appreciation, depreciation and devaluation of the real or other currencies in which we operate, which has been particularly affected by the COVID-19 pandemic and economic effects thereto;

●	fluctuation and volatility of foreign exchange rates;

●	the declaration or payment of dividends;

●	changes in government policies regarding tax subsidies and incentives;

●	availability and our ability to secure raw and packaging material that goes into our products;

●	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards; and

●	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

[Reserved]

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

Summary of Risk Factors

Risks Relating to Brazil and Other Countries in Which We Operate

●	Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business;

●	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business;

●

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance;

●	Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability; and

●	Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

Risks Relating to Our Operations

●

The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow;

●	We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations;

●	Volatility in commodities prices may adversely affect our financial performance;

●	Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability;

●	Our business is subject to regulations in the countries in which we operate;

●

If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs;

●	We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed;

●	Information technology failures, including those that affect the privacy and security of sensitive customer and business information, could disrupt our operations;

●

If we do not successfully comply with applicable anti-corruption laws and regulations, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales;

●	We are subject to Brazilian and other antitrust regulations;

●	We are exposed to the risk of litigation;

●

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or any failure to comply with laws and regulations by them could negatively affect our business;

●	Demand for our products may be adversely affected by changes in consumer preferences and tastes;

●	Negative publicity focusing on our products or on the way we conduct our operations may harm our business;

●	We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales;

●	If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities;

●	Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products;

●

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations, and water scarcity or poor quality could negatively impact our production costs and capacity;

●	Our operations are subject to safety and environmental regulations, which could expose us to significant compliance costs and litigation relating to environmental issues;

●	We may not be able to protect our intellectual property rights;

●	Natural and other disasters and accidents caused by human and technological errors could disrupt our operations;

●	Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future;

●	The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations;

●

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev SA/NV, or ABI, resulting in adverse limitations to our operations;

●

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities; and

●	We may not be able to recruit or retain key personnel.

Risks Relating to Our Common Shares and ADSs

●	The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our common shares and ADSs at the price and time you desire;

●

Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies (including as a result of the COVID-19 virus pandemic), may adversely affect the market price of our common shares and ADSs;

●	Future equity issuances may dilute the holdings of current holders of Ambev common shares or ADSs and could materially affect the market price for those securities;

●

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev’s common shares (including shares underlying the Ambev ADSs);

●	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax advantages;

●	Certain shareholder entitlements may not be available in the U.S. to holders of Ambev ADSs;

●	Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs;

●

Our status as a foreign private issuer allows us to follow Brazilian corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them;

●

As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies;

●	Our current controlling shareholders will be able to determine the outcome of our most significant corporate actions;

●	Our shareholders may not receive any dividends;

●	Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons; and

●	Judgments of Brazilian courts with respect to our shares will be payable only in reais.

Risks Relating to Brazil and Other Countries in Which We Operate

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 2.1% in 2017, 3.4% in 2018, 4.5% in 2019, 5.5% in 2020 and 10.2% in 2021. Brazil may experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Recently, inflationary pressures have increased, including as a result of the ongoing COVID-19 pandemic, which has led to the return of a more restrictive monetary policy.

The SELIC official interest rate in Brazil oscillated from 7.25% in 2012 to 4.50% in 2019, as established by the Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or “COPOM”). In February 2020, the COPOM reduced the official interest rate to 4.25% and further reduced it in March 2020 to 3.75%. In an effort to offset the impact of the COVID-19 pandemic on domestic demand, the COPOM further reduced the rate in May, June and August 2020, with the interest rate at 2.0% on December 31, 2020, representing its record low. As a result of more lenient government and Central Bank policies and interest rate decreases, coupled with the effects of the COVID-19-pandemic, inflation rates have increased significantly in 2021, and, consequently, triggered significant interest rate increases. In March 2021, the COPOM increased the SELIC rate to 2.75% and further increased it in May, June, August, September, October and December 2021. As of the date hereof, the SELIC rate was 11.75%. We cannot assure you that inflation will not affect our business in the future. In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies.

The economic and political instability in Brazil has contributed to a decline in market confidence in the Brazilian economy. In addition, since 2014, Brazil has experienced amplified economic and political instability derived from various currently ongoing investigations into allegations of money laundering and corruption being conducted by the Office of the Brazilian Federal Prosecutor, including the largest of such investigations known as Lava Jato, as well as other derivative or independent investigations such as Cui Bono, A Origem, Sepsis, Patmos, Zelotes and Greenfield. The potential outcome of such corruption-related investigations is uncertain, but they have already impacted the general market perception of the Brazilian economy, political environment and the Brazilian capital market. We have no control over, and cannot predict, whether such investigations or allegations will lead to further political and economic instability.

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

As of the date of this 20-F, President Bolsonaro is under investigation by the Brazilian Supreme Court for potential misconduct, as alleged by ex-Minister of Justice, Sergio Moro. In addition, in April 2021, the Brazilian Congress has launched a Parliamentary Inquiry Commission (Comissão Parlamentar de Inquérito, or “CPI”) to investigate the government’s management of the COVID-19 pandemic. The CPI investigated, among other things, alleged failures to impose lockdowns or promote social distancing, the successive removals of health ministers amid the pandemic, and the promotion of unproven drugs in treating COVID-19. Upon completion of the congressional investigation, a final report was approved on October 26, 2021 recommending President Bolsonaro to be indicted for nine crimes related to his handling of the COVID-19 pandemic, including crimes against humanity. The congressional report could lead to criminal charges or trigger an impeachment proceeding. Any resulting consequences of these investigations could have material adverse effects on the political and economic environment in Brazil, as well as on businesses operating in Brazil, including us.

In February 2021, President Bolsonaro moved to replace the then-CEO of state-controlled Petrobras with an army general, suggesting a more interventionist government agenda, which had an adverse effect on Brazilian capital markets. More recently, President Bolsonaro’s ongoing criticism of Brazil’s electronic voting system and the judiciary for investigations involving his supporters for allegedly financing, organizing or inciting violence or anti-democratic acts, or disseminating false information, contributed to heightened tensions with the Brazilian Supreme Court.

The potential outcome of these and other cases are uncertain, but they have already negatively affected the image and reputation of the companies involved, as well as the general market perception of the Brazilian economy. The development of the cases of unethical and/or illegal conduct has affected and may continue to adversely affect our business, financial condition and operating results, including the trading price of our shares. We cannot predict whether investigations in progress will lead to further political and economic instability, or whether new allegations against government officials and executives and/or private companies will emerge in the future. We also cannot predict the outcome of these investigations nor their impact on the Brazilian economy or the Brazilian stock market.

In addition, general elections in Brazil, including to elect the president, are scheduled to be held in October 2022. Historically, election years in Brazil, especially presidential ones, are marked by political uncertainty which generates greater instability and volatility in the Brazilian economic and political scenario. Moreover, the Brazilian Supreme Court recently overturned criminal convictions and restored former President Luis Inácio Lula da Silva’s political rights, allowing him to run in the upcoming presidential election. The outcome of the upcoming presidential election, as well as its impacts on the Brazilian economy, are uncertain and may adversely affect our operations, financial results, and the trading price of our shares.

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

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

●	devaluations and other exchange rate movements;

●	inflation;

●	investments;

●	exchange control policies;

●	employment levels and labor regulation;

●	social instability;

●	price instability;

●	energy shortages;

●	water rationing;

●	natural and other disasters, including large scale epidemics and pandemics;

●	interest rates and monetary policy;

●	liquidity of domestic capital and lending markets;

●	growth or downturn of the Brazilian economy;

●	import and export controls;

●	exchange controls and restrictions on remittances abroad;

●	response to COVID-19 pandemic, including social benefits and restriction of businesses operations;

●	fiscal policy and changes in tax laws; and

●	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil and to heightened volatility and lack of liquidity in the Brazilian capital market and securities issued by Brazilian companies. For example, the deterioration in federal, state and municipal governments’ fiscal results in recent years has led to an unprecedented increase in gross debt as well as in the gross debt to GDP ratio, which led Brazil to lose its investment grade from credit rating agencies, decreasing the influx of foreign capital and contributing to a lower level of economic activity. In addition, the Brazilian economy has experienced a sharp drop in recent years due, in part, to the interventionist economic and monetary policies of the Brazilian federal government.

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted 2021 which, coupled with government stimulus reduction amplified the uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil.

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

In addition, we have historically reported our consolidated results in reais. In 2021, we derived 51.2% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar depreciated 16.5% against the real in 2016, closing at R$3.26 per U.S.$1.00 as of December 31, 2016, while in 2017, the U.S. dollar appreciated 1.5% against the real, closing at R$3.31 per U.S.$1.00 as of December 31, 2017. The U.S. dollar appreciated 17.1% against the real in 2018, closing at R$3.87 per U.S.$1.00 as of December 31, 2018, while in 2019, the U.S. dollar appreciated 4.0% against the real, closing at R$4.03 per U.S.$1.00 as of December 31, 2019. The U.S. dollar appreciated 28.9% against the real in 2020, closing at R$5.20 per U.S.$1.00 as of December 31, 2020, with a high degree of volatility over the course of 2020, particularly as a result of uncertainties arising from the COVID-19 pandemic. For example, in May 2020 the real depreciated to its lowest level since the commencement of the currency to R$5.94 per US$1.00. As of December 31, 2021, the Brazilian real/U.S. dollar selling exchange rate was R$5.58 per U.S. dollar, reflecting a 7.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2020. As of March 4, 2022, the exchange rate was R$ 5.08 per US$1.00.

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

Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso, which mainly impacted Bucanero’s beer volume sold, due to a decrease in local costs of production and the price of our Cuban products.

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

Moreover, in May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 reducing IPI rate applicable to transactions with concentrate units and, in so doing, effectively reducing the value of the IPI presumed credits that we recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%. Since then, other decrees were issued with temporary rates applicable to transactions with concentrate units. In February 2022, Decree No. 10,979 reduced by 25% the IPI rate levied on transactions with several products, including beer, soft drinks and soft drinks concentrate units. Other amendments to the IPI regulations promoting further decreases in IPI rate are expected in the first semester of 2022.

On the state level, in 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates, respectively. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which became effective in early 2019. In 2020 and 2021, no Brazilian state raised ICMS Value-Added Tax rate for either beer or non-alcoholic beverages.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If the tax authorities interpret the tax laws inconsistently with our interpretations, we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

Moreover, the effects of the COVID-19 pandemic and the declaration of a state of calamity can result in socioeconomic impacts, including an eventual reduction of tax revenues in Brazil and an increase in public spending, especially in key sectors. In this scenario, the Federal, State and Municipal Governments may promote legislative changes to impose, even if temporarily, a more onerous tax burden to our activities. Such measures may adversely affect our business and results.

Furthermore, currently there are tax reform proposals pending evaluation by the Brazilian Congress. Among the proposals being evaluated, there is the possibility of a complete or partial modification of the consumption and income taxation systems. As per the income taxation, Congress is discussing possible changes on corporate rates as a means of balancing the impact of a possible taxation on dividends, as well as other changes that might impact its tax base. With regards to the consumption taxation system, proposals suggest extinguishing all or some of the federal taxes, namely IPI, PIS and COFINS, as well as the state tax, ICMS, and the municipal tax, ISS, for the purposes of implementing new taxes to be levied upon consumption transactions. The implementation of a tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 22.7% of our consolidated results of operations in 2021. LASI is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in December 2015, 2018, 2019, 2020 and 2021 relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

For example, in the early 2000s, Argentina experienced political and economic instability. A widespread recession occurred in 2002, including a 10.9% decrease in real GDP, high unemployment and high inflation. In the past, the Argentine economic and social situation has rapidly deteriorated, and may quickly deteriorate in the future; we cannot assure you that the Argentine economy will not rapidly deteriorate as in the past. Additionally, in 2018 and 2019 the Argentine peso underwent a significant devaluation, losing 42% and 35% of its value relative to the real, impacting the net assets, results and cash flows of our Argentinean operations. In 2020, the devaluation was less drastic (8.2%) but also impacted our financial statements. In 2021, the devaluation was 12%. The 2018, 2019, 2020 and 2021 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

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

Under the context of the significant devaluation of the Argentine peso in 2018, along with increased inflation and weak macroeconomic conditions Argentina signed, on June 7, 2018, an agreement with IMF to obtain a significant loan to stabilize the macroeconomic situation. In addition, in August 2019, Argentina held its primary election and the candidate Alberto Fernández defeated the incumbent president Mauricio Macri, which prompted further devaluation of the Argentine peso. In September 2019, the Argentine central bank imposed currency restrictions to stabilize the Argentine peso. In October 2019, Argentina held its general elections and the incumbent president Mauricio Macri was ousted by Alberto Fernández. In 2020, the government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. In 2021, these actions were further enhanced with the freezing of housing rental prices (coupled with the prohibition of evictions upon payment delays), temporary suspensions of service interruption due to non-payment and the extension of credit card payment deadlines and reduced fees on public transportation. These measures further deteriorated the country’s fiscal situation.

In light of the country’s ailing economy and market’s concerns as to the current administration’s commitment to fiscal responsibility, which includes a recent increase in corporate income tax, our liquidity and operations, as well as our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, on November 10, 2019, the Bolivian president Evo Morales resigned after social unrests. The unrest in the country led to a decrease in consumption and restrictions to production, which were normalized by the end of that year. On November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo or MAS) was returned to power and obtained an absolute majority in the parliament after a one-year interregnum following the ballot in 2019. In March 2021, Jeanine Anez, the former Bolivian interim president appointed as the most senior parliamentarian, was charged with terrorism, sedition and conspiracy as part of a coup to depose longtime former president Evo Morales and has been detained since then.

Furthermore, in 2019, Chile was shaken by widespread protests against economic and social inequality, which resulted in months of marches and episodes of street violence. In December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan includes aspects such as increasing taxes on the richest population and large companies, ending the current pension system, and creating a universal fund to finance public and private health. It is difficult to assess the impact that the changes to the Bolivian and Chilean political scenario, as well as other Latin American countries, will have on their respective economies and, as a result, on our future operations and financial results.

Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition, and results of operations.

Risks Relating to Our Operations

The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow.

Outbreaks or potential disease outbreaks may have an adverse effect on our operations. Historically, some epidemics and regional or global outbreaks, such as the one caused by the Zika virus, the Ebola virus, the H5N5 virus (popularly known as avian influenza), the foot and mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS) and the Severe Acute Respiratory Syndrome (SARS), have affected certain sectors of the economy in the countries where these diseases have spread. On March 11, 2020, the World Health Organization, or the WHO, declared a pandemic due to the global spread of COVID-19, a disease caused by the new coronavirus (Sars-Cov-2), or COVID-19. This spread has generated significant macroeconomic uncertainties, volatility, and disruption. In response, many governments have implemented policies designed to prevent or delay the spread of the disease, such as the restriction on circulation of people and even social isolation, and some of these measures may remain in place for an extended and uncertain period.

During 2020 and 2021, as the COVID-19 pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities have adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. Moreover, these restrictions have changed consumer behavior and the dynamics of on-trade (e.g. bars and restaurants) and off-trade (e.g. supermarkets) channels, which adversely impacted our profitability. The latter had a severe effect on emerging market countries, such as Bolivia and Panama, where the on-trade channel is the predominant consumption occasion for consumers. See “Item 5. Operating Financial Review and Prospects—A. Operating Results.”

The dissemination of COVID-19 made us change our business practices (including additional hygienic practices for workplaces and employees, in addition to canceling in-person meetings, events and conferences) during the pandemic. We may take additional actions, as required by government authorities, or as determined by management, considering the best interests of our employees, customers and business partners. We cannot guarantee that these measures will be sufficient to mitigate the risks posed by the pandemic or that they will meet the demands of government authorities.

The extent to which the COVID-19 pandemic will continue to affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even two years after the COVID-19 pandemic started, our business continues to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

In addition, we cannot guarantee that other regional and/or global outbreaks will not occur. If they do, we cannot guarantee that we will be able to take the necessary measures to prevent an adverse impact on our businesses of equal or greater dimension than the impact caused by the COVID-19 pandemic, in case of new regional and/or global outbreaks or new large-scale waves of COVID-19.

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

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2021. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be always possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2021 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2021	Fluctuation
Aluminum (US$/ton)	3,180.00	1,951.50	2,476.90	42%
Sugar (US$ cents/pounds)	20.42	14.71	17.85	22%
Corn (US$ cents/bushel)	7.40	4.84	5.76	23%
Wheat (US$ cents/bushel)	8.56	6.02	7.02	20%
PET (US$/ton)	856.47	556.88	731.79	39%

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

Our business is regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. In addition, as a public company in Brazil, we are also subject to the Brazilian securities law and the oversight of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, in connection with our public securities. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines and penalties.

In Brazil, the Ministry of Agriculture, Livestock and Supply (“MAPA”) and its local departments are responsible for the registration, standardization, classification, labelling and for the inspection and surveillance of beverage production and commerce. MAPA regulation sets forth that the registration of establishments and beverages products is valid throughout the country and must be renewed every ten years, except for imported beverages that do not require registration with the MAPA. Moreover, some products and beverages (i.e. energy drinks) may be subject to prior registrations or post-production regulations issued by the Brazilian National Health Surveillance Agency (“ANVISA”).

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

In addition, Fluent Beverages Canada Inc. (“Fluent”), a subsidiary of Labatt Brewing Company Ltd. (“Labatt”), our Canadian subsidiary, which is engaged in the research of non-alcoholic beverages containing tetrahydrocannabinol, or THC, and cannabidiol, or CBD, both derived from cannabis, and the commercialization of non-alcoholic CBD beverages in Canada only, could lead to increased legal, reputational and financial risks, as the laws and regulations governing recreational cannabis are still developing, including in ways that we may not foresee. For instance, the involvement in the legal cannabis industry in Canada may invite new regulatory and enforcement scrutiny in other markets. Cannabis remains illegal in many markets in which we operate, and violations of law could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings or criminal charges. Furthermore, the political environment and popular support for cannabis legalization is changing quickly and remains in flux.

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

We may also be subject to the regulation and control of other public authorities, in addition to those that we currently understand as the competent ones, and cannot guarantee that such authorities will not require further licenses, permits and authorizations.

Furthermore, if we are unable to timely obtain, maintain or renew the licenses and permits necessary for our activities, we may have to incur additional costs for the payment of any charges or even compromise our regular activities.

Any of these factors that impact the non-obtaining or non-renewal of licenses and permits may cause us to incur additional costs, which may force us to revert resources to meet the legal requirements, or compromise the regular operation of our activities. Furthermore, the development of activities without the proper licenses or in non-compliance with the licenses and their technical requirements may result in adverse consequences, such as: (i) infraction notices; (ii) application of successive fines; (iii) impediment to opening and operating units, even temporarily; (iv) interdiction or closing of units, even temporarily; (v) exposure to additional risk or loss of insurance coverage in the event of a safety and security accident or similar event; (vi) affecting an installation while a license is pending; and (vii) exposure of us, as well as our representatives, to criminal sanctions. We may be adversely affected if one of our establishments closes, even if temporarily.

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

The LGPD sets out a legal framework for the processing of personal data and provides, among others, for the rights of data subjects, the legal bases that legitimize processing operations, requirements for obtaining consent, obligations and requirements related to data breaches, requirements for international data transfers, among others. The LGPD also creates the Autoridade Nacional de Proteção de Dados (National Data Protection Authority), or ANPD, with powers to enforce the law. Most provisions of the LGPD entered into effect on September 18, 2020, while the provisions relating to administrative sanctions came into effect on August 1, 2021. On October 29, 2021, the Regulation on Supervision and Sanctioning Procedures approved by the ANPD was published, which governs, among other things, how the administrative sanctions provided for in the LGPD should be applied.

In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions set forth in the LGPD regarding the personal data collected by us has the following risks: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties foreseen in the sparse legislation, such as Marco Civil da Internet (Brazilian Internet Act) and the Consumer Protection Code (“CDC”), in case of violation of its provisions, by some consumer protection bodies and public prosecution offices.

The LGPD, as well as any other changes to existing personal data protection laws and the introduction of such laws in other jurisdictions in which we operate, may subject us to, among other things, additional costs and expenses and may require costly changes to our business practices and security systems, policies, procedures and practices.

In relation to the LGPD’s administrative sanctions, if we are not in compliance with the LGPD, we may be subject to the sanctions, individually or cumulatively, of: (a) Warning; (b) One-time fine, of up to two percent of the private legal entity or group's before-tax revenue in its preceding fiscal year in Brazil, limited to a total of BRL 50 million per infraction; (c) Daily fine, which is also subject to the limit set above; (d) Mandatory public disclosure of the infraction after its occurrence is confirmed; (e) Processing of the corresponding personal data may be blocked until the infraction is corrected and the obligation to delete personal data corresponding to the infraction; (f) Partial suspension of the database to which the infraction refers for six months, extendable for another six months; (g) Suspension of the data processing activity to which the infraction refers for six months, extendable for another six months; and (h) Partial or complete prohibition of any data processing activities, which could harm our reputation and negatively affect our business and operating results. Moreover, we may be liable for property, moral, individual or collective damages caused by us, including by third party providers that process personal data for us, and jointly liable for property, moral, individual or collective damages caused by our subsidiaries, due to non-compliance with the obligations established by the LGPD. As a result of our business activities, we hold large volumes of personal data, including that of employees, dealers, customers and consumers. Therefore, we have designed and implemented a privacy governance framework in order to comply with the LGPD and improve some of the existing guidelines. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

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

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. A significant portion of the communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers’ attacks or other security issues.

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information. Additionally, we may experience occasional system interruptions and delays that make our websites and services unavailable or slow to respond and prevent us from efficiently accepting or fulfilling orders or providing services to our customers.

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

We take various actions with the aim of minimizing potential technology disruptions – such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes – but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technology disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

We, as with all business organizations, are routinely subject to cyber-threats,however, while we continue to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

If we do not successfully comply with applicable anti-corruption laws and regulations, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales.

We are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business. Nevertheless, there is a risk that our management, employees or other representatives may take actions that violate applicable anti-corruption laws, such as Brazilian Federal Law No. 12,846/2013 (known as the Clean Company Act or BCCA) and the U.S. Foreign Corrupt Practices Act (known as the FCPA).

The BCCA imposes strict liability on companies for certain acts against the public administration, including corrupt acts involving public officials, whether foreign or local. Under the BCCA, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits, among other sanctions. When imposing sanctions under the BCCA, Brazilian authorities may consider whether a company has implemented an effective compliance program.

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

If we are not in compliance with anti-corruption and other similar laws, such as the BCCA and FCPA, we may be subject to administrative, civil and criminal penalties. This could harm our brand and reputation and have a material adverse impact on our business, financial condition, results of operations and prospects. Adverse press coverage also may result from having our name or brands associated with any misconduct and, even if unwarranted or baseless, could damage our reputation, brands and sales. Therefore, if we become involved in any investigations or other proceedings under the FCPA, BCCA or other applicable anti-corruption laws, our business could be adversely affected.

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

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia, Uruguay, Paraguay, Panama and the Dominican Republic, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Notes 27 and 30 to our audited consolidated financial statements as of and for December 31, 2021, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us. Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations.

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

Additionally, there has been an increase in litigation against large companies involving environmental, social and governance (ESG) matters, including claims related to climate justice, net-zero ambitions, supply chain commercial relationships, and diversity and sustainability disclosure practices. As a result, we may also be subject to class actions or other litigation, including administrative proceedings, with respect to our ESG ambitions since these issues have attracted increasing attention from investors and civil society on a global scale.

If any of these types of litigation were to result in fines, damages or reputational damage to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or any failure to comply with laws and regulations by them could negatively affect our business.

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

Moreover, if any of our suppliers and/or service providers fails to comply with laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by us, including binding sustainability and ESG (environmental, social and corporate governance) practices, including social, environmental, integrity, and labor laws, we may be subject to fines, administrative and legal proceedings, or other measures with an adverse impact on our business, results of operations and reputation. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Third-Party Supplier.”

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

We depend on our ability to satisfy consumer preferences and tastes. Consumer preferences and tastes can change in unpredictable ways due to a variety of factors, such as changes in demographics, consumer health concerns regarding obesity, product attributes and ingredients, changes in travel, vacation or leisure activity patterns, weather, consumer concerns regarding environmental impact caused by the products and its manufacturing, negative publicity resulting from regulatory action or litigation against us or comparable companies or a downturn in economic conditions. Consumers also may begin to prefer the products of competitors or may generally reduce their demand for products of our business segment. Failure by us to anticipate or respond adequately to changes in consumer preferences and tastes could adversely impact our business, results of operations and financial condition.

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

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations into emerging and growth markets, there is a greater risk that we may be subject to negative publicity, in particular in relation to environmental impacts, labor rights, corporate transparency and local work conditions. Negative publicity that materially damages the reputation of one or more of our brands could have an adverse effect on the value of that brand and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

There is a growing concern that the current level of carbon dioxide and other greenhouse gases in the atmosphere has adverse impacts on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

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

We have announced our 2025 Sustainability Goals focused on smart agriculture, water stewardship, circular packaging, climate action, and our ambition to achieve net zero emissions (i.e. a balance between the amount of greenhouse emissions we produce and remove from the atmosphere) across our value chain by 2040. If we fail to achieve these goals for any reason, there is a risk of reputational damage as well as potential queries from our stakeholders. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

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

As for the protection of patents registered before the Brazilian Patent and Trademark Office (“INPI”), in May 2021 the STF published its decision declaring unconstitutional the sole paragraph of article 40 of Industrial Property Law (“LPI”), which provided for a minimum term of patent protection of 10 years from the date of the patent grant, considering the delay in the analysis of the application by the INPI. As a result, the applicants only rely on a 20-year protection period counted as of the moment in which the patent is requested, regardless of the time elapsed during the analysis of the patent application.

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

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (technological or human errors) or physical risks such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, terrorist events, military conflicts, including the escalating military tension between Russia and Ukraine, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 51.2% (R$37.3 billion) of our total net revenues of R$72.9 billion in 2021 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

Ambev currently owns a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. Bucanero’s main brands are Bucanero and Cristal. In 2021, Bucanero sold 0.72 million hectoliters of beer, representing about 0.4% of our total volume of 180.4 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States. The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996, on May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. In 2009, ABI received notice of a claim purporting to be made under the Helms-Burton Act relating to the use of a trademark by Bucanero, which is alleged to have been confiscated by the Cuban government and trafficked by ABI through their former ownership and management of Bucanero.  It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure with respect to the notice of claim.

We may not be able to recruit or retain key personnel.

In order to develop, support and market our products, we must hire and retain skilled employees with particular expertise and considering diversity attributions, whenever applicable. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions, with its particular social contexts. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost and our ability to convey, maintain and monitor the culture of a safe, friendly and non-discriminatory work environment. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

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

Investing in securities of companies in emerging markets, such as Brazil, involves greater risk than investing in securities of companies from more developed countries, and those investments are generally considered speculative in nature. Brazilian investments, such as investments in our common shares and ADSs, are subject to economic and political risks, involving, among other factors:

●	changes in the Brazilian regulatory, tax, economic and political environment that may affect the ability of investors to receive payment, in whole or in part, in respect of their investments; and

●	restrictions on foreign investment and on repatriation of capital invested.

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

More recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of widespread health emergencies or pandemics, military conflicts, including the escalating military tension between Russia and Ukraine, terrorism or other geopolitical events. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.

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

Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev’s common shares (including shares underlying the Ambev ADSs).

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

In addition, the likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due and the size of Brazil’s debt service burden relative to the economy as a whole. We cannot assure you that the Brazilian Central Bank will not modify its policies or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in foreign capital markets. For further information on this matter, see “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders.”

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

If an ADS holder surrenders the ADSs and, consequently, receives shares underlying the ADSs, such holder will have to register its investment in Ambev’s shares with the Brazilian Central Bank either as (i) a foreign direct investment, subject to National Monetary Council’s (Conselho Monetário National) (“CMN”) Resolution 3,844, dated March 23, 2010 (“CMN Resolution 3,844”), which will require an electronic certificate of foreign capital registration, the Electronic Declaratory Registration of Foreign Direct Investment (RDE-IED), or (ii) as a foreign investment in portfolio, subject to CMN’s Resolution 4,373, dated September 29, 2014 (“CMN Resolution 4,373”), which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio).

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

●

have a majority of our Board of Directors be independent (though our bylaws provide that two of our directors must be independent and, in certain circumstances pursuant to the Brazilian Corporation Law, our minority shareholders may be able to elect members to our Board of Directors);

●

have a compensation committee, a nominating committee, or corporate governance committee of the Board of Directors (though we currently have a non-permanent Operations, Finance and Compensation Committee that is responsible for evaluating our compensation policies applicable to management);

●	have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions in us); or

●	have at least one executive session of solely independent directors each year.

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

Our two direct controlling shareholders, Interbrew International B.V., or IIBV, and AmBrew S.A., or AmBrew, both of which are subsidiaries of ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2021.

ABI indirectly held shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2021. ABI thus has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013 and effective as of July 2, 2019, or the Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

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

According to our bylaws, we generally pay our shareholders 40% of our annual adjusted net income, calculated and adjusted pursuant to Brazilian Corporation Law in accordance with the mechanisms described in our bylaws as presented in our consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year. In addition, we might not pay dividends to our shareholders in any particular fiscal year based on the opinion of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations, including deterioration of its financial condition resulting from the COVID-19 pandemic.

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

In addition, a plaintiff (whether or not Brazilian) residing outside Brazil during the course of litigation in Brazil must provide a bond to guarantee court costs and legal fees if the plaintiff owns no real property in Brazil that could secure such payment. The bond must have a value sufficient to satisfy the payment of court fees and defendant’s attorney fees, as determined by a Brazilian judge. This requirement does not apply to (1) the enforcement of debt instruments or awards, including foreign judgments and arbitral awards that have been duly recognized by the Brazilian Superior Court of Justice (Superior Tribunal de Justiça); (2) counterclaims; and (3) circumstances where the plaintiff or other intervening parties (regardless of citizenship) resides in a country that is a party to a treaty in force in Brazil that establishes that no security, bond or deposit of any kind is required by reason only of their foreign nationality (e.g., the Hague Convention on International Access to Justice). Furthermore, Brazil does not have a treaty with the United States to facilitate or expedite the enforcement in Brazil of decisions issued by a state court in the United States, which shall necessarily be previously recognized by the Brazilian Superior Court of Justice in order to produce effects in Brazil. As to arbitral awards issued in the United States, it is important to note that Brazil has ratified the New York Convention on the Recognition and Enforcement of Foreign Arbitral Awards (Decree No. 4311/2002), and arbitral awards rendered outside of the Brazilian territory are enforceable if the requirements provided by such treaty are fulfilled, and the arbitral award is previously recognized by the Brazilian Superior Court of Justice.

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

In the late 1990s, Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil, and since then we have been distributing these products throughout that country. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Panama and the Dominican Republic. See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

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

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt one of the leading brewers in Canada, into us. At the same time, our controlling shareholders completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev S.A./N.V.) and became our majority shareholder through subsidiaries and holding companies. (see “—The InBev-Ambev Transactions”).

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

Recent Acquisitions, Divestments and Strategic Alliances

In December 2017, E. León Jimenes, S.A., or ELJ, the other shareholder together with us in Tenedora CND, S.A., or Tenedora – a holding company incorporated in the Dominican Republic, owner of almost the totality of Cervecería Nacional Dominicana, S.A. – partially exercised its put option in connection with shares representing 30% of Tenedora’s capital stock, in accordance with Tenedora’s shareholders’ agreement. The transaction was subject to certain conditions precedent and closed on January 18, 2018. As a result of the partial exercise of such put option, at closing we paid to ELJ the amount of US$926.5 million and became the owner of approximately 85% of Tenedora, with ELJ remaining with 15%. In addition, in light of the strategic importance of the alliance with ELJ, our Board of Directors approved amending from 2019 to 2022 the term for the call option granted by ELJ to us to become exercisable. On July 2, 2020, the Company and ELJ, as shareholders of Tenedora, signed the second amendment to Tenedora’s Shareholders Agreement (“Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided in two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and of the Tranche B shares to be exercised starting in 2029. The details of the assumptions used for this option are described in Note 29 of the notes to the consolidated financial statements.

In December 2018, our Canadian subsidiary Labatt entered into a joint venture named Fluent Beverages, or Fluent, with High Park Farms Ltd. (“High Park”), a subsidiary of Tilray Brands, Inc. (“Tilray”), a global player in cannabis production and distribution. In 2021, Labatt and Tilray completed a transaction whereby Labatt obtained 100% ownership of Fluent. Tilray, through its affiliate High Park, remains a co-manufacturing partner of Fluent. Fluent’s main purpose is to research and commercialize non-alcoholic beverages containing cannabis extracts within Canada only. In December 2019, Fluent launched its first non-alcoholic CBD-infused beverage within Canada only.

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

In March 2019, our Brazilian subsidiary Arosuco Aromas e Sucos Ltda., or Arosuco, acquired 100% of HBSIS Soluções em Tecnologia da Informação Ltda. (currently known as Ambev Tech Ltda., or Ambev Tech), a company that develops computer programs, systems and software, with an investment of R$50 million. Our integration with Ambev Tech is assisting in the expansion and improvement of technology to all areas of our business with agility and scale.

On November 7, 2019, we entered into a long-term distribution agreement with Red Bull do Brasil Ltda., or Red Bull, whereby we have been granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil.

On January 22, 2020, our subsidiary Labatt acquired Goodridge & Williams distillery known for spirits and canned cocktails. The acquisition includes the craft distiller’s ready-to-drink brands along with an innovative range of sugar-free, low calorie NÜTRL products as we look to further expand our ready-to-drink offerings in the Canadian market.

On February 18, 2020, our subsidiary Cervecería y Maltería Quilmes acquired Dante Robino, an Argentine winery located in Mendoza, with almost 100 years of history. The acquisition puts itself as an opportunity to complement the beer portfolio and learn about a new segment that has grown consistently in Argentina over the years and has a significant market share in the country.

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

Effective January 1, 2019, we reorganized our regional reporting structure. We no longer report the Latin America North business segment (LAN) and, from now on, we are reporting the Brazil, Central America and the Caribbean business segments separately. On December 31, 2021, we conducted our operations through four business segments, as follows:

●	Brazil, which includes the beer sales division and the NAB sales division;

●

Central America and the Caribbean, or CAC, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;

●	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

●	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our four business segments as of December 31, 2021:

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2021		2020		2019
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	35,586.5	48.8%	30,196.5	51.7%	28,129.9	54.1%
Beer Brazil	30,537.1	41.9%	25,953.0	44.5%	23,765.5	45.7%
NAB	5,049.4	6.9%	4,243.5	7.3%	4,364.4	8.4%
CAC	9,947.4	13.7%	7,319.3	12.5%	6,757.9	13.0%
Latin America South	16,571.7	22.7%	11,560.8	19.8%	10,028.7	19.3%
Canada	10,748.7	14.8%	9,302.4	15.9%	7,088.6	13.6%
Total	72,854.3	100.0%	58,379.0	100.0%	52,005.1	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2021		2020		2019
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	119,530.6	66.3%	111,285.4	67.1%	106,806.7	65.4%
Beer Brazil	90,835.0	50.4%	84,791.7	51.1%	80,263.7	49.2%
NAB	28,695.5	15.9%	26,493.7	16.0%	26,542.9	16.3%
CAC	13,401.9	7.4%	11,451.2	6.9%	13,859.5	8.5%
Latin America South	37,511.6	20.8%	33,062.4	19.9%	32,991.1	20.2%
Canada	9,924.1	5.5%	9,998.9	6.0%	9,585.7	5.9%
Total	180,368.2	100.0%	165,797.9	100.0%	163,243.0	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

●	our people and culture;

●	our strategic pillars;

●	quality of our products;

●	sustainability;

●	permanent cost efficiency; and

●	financial discipline.

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

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

●

Brands for each and everyone: Building brands that are loved by our clients and consumers. We want our brands to be intimate and connected with consumers, being present in the best moments of their lives.

●	Thirst to lead the future: Expanding our portfolio and assortment, going beyond the beer category and including expansion into categories such as RTDs, canned cocktails and seltzers.

●

A toast to our clients’ success: Fostering our customer’s success. Improve service level and leveraging technology to solve customer pain points that allow them to grow their business in partnership with us.

●

Experiences that come to you: Keeping the consumer at the center of our decision-making process. Through innovation and technology, we want to connect with and bring the best experiences and convenience to our consumers.

●	Together for a Better World: Generating a positive impact in the world and grow together with our ecosystem, which goes from our farmers to our consumers.

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

The table below shows the status as of December 31, 2021 of the main key performance indicators related to our sustainability goals for 2025:

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2021
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter)(1)	100%	75%	100%	-	92%	100%	Better
	AMA (Number of people benefitted)	339,000	-	-	-	339,000	1,000,000	Better
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	90.0%	90.2%	16.4%	33.2%	84.2%	100.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	4.6%	21.8%	55.3%	(5.9)%	12.1%	25.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	44.6%	35.8%	64.0%	26.8%	41.1%	-	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	48.9%	38.1%	53.2%	34.8%	45.2%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	75.4%	74.4%	47.1%	69.5%	74.3%	≥ 50.1%	Better
	Plastic (PET) (% of plastic used that was recycled)	22.1%	7.6%	15.0%	0.0%	17.2%	≥ 50.1%	Worse
	Plastic Commitment	31.2%	-	-	-	31.2%	100.0%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers(2)	60.0%	76.0%	-	-	70.0%	100.0%	Better
	Connected producers(3)	78.0%	88.0%	-	-	84.0%	100.0%	Better
	Financially empowered producers(4)	69.0%	100.0%	-	-	88.0%	100.0%	Better

(1)	7-Step Charter consists of: (i) engagement; (ii) problem identification/prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; and (vii) monitoring.

(2)	Producer must have (i) access to a varieties of crops approved by Ambev for production, (ii) technical protocol for production, and (iii) at least two technical visits during the culture cycle.

(3)	Producer must be registered in SmartBarley platform or another similar platform (e.g. ManejeBem, etc.).

(4)	Producer has access to the tools to reduce production risks (e.g. agricultural insurance, specific financing, etc.).

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

Zé Company and BEES

In order to increase convenience to our consumers, we developed solutions to deliver on demand cold beverages at reasonable prices directly to consumers. Our solutions solve several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

●

In Brazil, our direct-to-consumer platform Zé Company continued to grow exponentially, being now present in more than 300 cities across all 27 Brazilian states and reaching more than 50% of the country’s entire population. Zé Company delivered more than 61 million orders in 2021 and had 4 million monthly active users as of December 31, 2021.

●

In LAS, in Argentina, Appbar continues to grow exponentially, now present in 13 cities with net revenue expanding almost six times versus 2020. Also in Argentina, Siempre en Casa held its momentum as it reached 90 thousand customers and 50 thousand active subscribers.

●

In CAC, in Dominican Republic, Colmapp continued to expand after the merger with the Tucerveza.do website and the Colmapp delivery into a single platform. We reached more than 45 thousand orders and two thousand new customers. Our B2B marketplace platform, BEES, centralizes different solutions in one 24/7 platform, creating a constant and customized touchpoint with our customers, improving overall service level through: (i) providing portfolio suggestions based on customers’ profile and product relevance, (ii) enhancing order tracking and real time support through the app, (iii) allowing our business development representatives to be focused on helping customers improve their sales performance (sell out), and (iv) increasing our total interaction time with our customers, directly connecting to our innovation strategy and increased portfolio complexity.

●

In Brazil, we continued to roll-out BEES and currently have more than 85% of our active buyers purchasing through the platform. As part of our full digital strategy plan, we have more than 80% of our clients purchasing exclusively through BEES. The platform helped us reach an all-time high number of clients, adding more than 100 thousand new clients to our client base in 2021.

●

In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with more than 90% of B2B buyers already purchasing through the platform and 90% of the country’s net revenue coming from BEES. We are also exploring BEES marketplace in the country with 12 different categories and 126 Stock Keeping Units (“SKUs”)available for customers. In Panama, we have also begun with the roll-out of BEES which has reached 80% of the country’s net revenue coming from the platform.

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

	2021 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	23.5%	22.4%	25.7%	28.5%
Beer Brazil	23.7%	22.3%	25.8%	28.2%
NAB	22.6%	22.6%	25.3%	29.5%
CAC	22.6%	25.4%	25.2%	26.8%
Latin America South	28.0%	18.2%	23.4%	30.4%
Canada	19.9%	28.8%	27.9%	23.4%
Total	24.1%	22.1%	25.3%	28.5%

Description of the Markets Where We Operate

Brazil

Beer Brazil

The Brazilian Beer Market

In Brazil, the two main packaging presentations are standardized, returnable glass bottles largely present in the 300-milliliter and 600-milliliter formats, sold in bars for on-premise consumption, as well as in supermarkets for off-premise consumption, and 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2021 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitors in Brazil are: Heineken, particularly following its May 2017 acquisition of Brasil Kirin operations, and Cervejaria Petrópolis.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 146 operations, and (2) our proprietary direct distribution system, involving 96 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “ —Business Overview—Business Strategy.”

Future Beverages

Some of our products stretch beyond typical beer consumption occasions, such as the Beats family of beverages and Mike’s, which are designed for new occasions, in which beer is not always present, and Brahma 0.0%, a non-alcoholic beer, which, according to our estimates, is the leader in the Brazilian non-alcoholic beer segment. Our Nutrl portfolio and Mike’s, in Canada and Dante Robino wines in Argentina add to our wide portfolio of future beverages, a market that we have been assessing in different regions and countries.

NAB

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 94% of the volumes of our NAB unit. According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 53.6% of the market in 2021), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in two-liter and one-liter non-returnable PET bottles for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in off-trade (e.g. supermarkets) and on-trade (e.g. bars and restaurants) channels.

Our main competitor in this market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo. Our NAB portfolio also includes brands such as Gatorade in the isotonic market, H2OH! in the non-sugar CSD market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and Fusion, a proprietary brand that is today the fourth largest brand in the energy drinks segment in Brazil. Since 2016, when we acquired the Brazilian juice company “Do Bem”, the brand has been integrated to our portfolio, improving our value proposition in health and wellness categories. In 2021 we expanded the Sukita family with Sukita Tubaina to increase our offering in the value segment and have continued to invest in lowering the sugar content in our portfolio as well as offering different pack sizes for specific consumption occasions such as the Fusion 500-milliliter PET for the gaming community.

Our NAB products are sold in Brazil through the same distribution system used for beer.

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the 12-ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 4.6 million hectoliters in 2021.

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

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI has agreed to transfer SAB’s Panamanian business to us. We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. The main packaging presentations are 285-milliliter bottles and 355-milliliter cans and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. The main competitor in the Panamanian beer market is Baru. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.2 million hectoliters in 2021. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 2.5 million hectoliters in 2021.

In May 2018, our Board of Directors approved the distribution, sale and marketing of the brand Budweiser in Panama, which has helped on the strategy of growing the market segment of beers priced higher than the core segment.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12-ounce can. Our main competitor in Cuba is State Brewery. We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 1.1 million hectoliters in 2021.

In the Dominican Republic, the annual sales volume of the beer market was 5.0 million hectoliters in 2021, according to our estimates. The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Brahma Light, Presidente Light, Presidente Golden Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.1 million hectoliters in 2021, according to our estimates. We are the market leader with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 7.9 million hectoliters in 2021. The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores. The Coca-Cola Company, represented by Bepensa, has the leadership of the Dominican CSD Market, followed by Ajegroup, which adopts a low-price strategy. We are currently the third player in that market.

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

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 23.1 million hectoliters in 2021. With a population of approximately 45 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 35% of our beer volume is distributed directly by us and 65% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 58.5% of our sales in 2021.

According to our estimates, the on-premise consumption represented 7.4% of beer volumes in Argentina in 2021, and supermarkets sales represented 14.2% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Brahma, Quilmes Clásica and Budweiser. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2021, annual sales volume of the Argentine CSD market was 8.3 million hectoliters. In Argentina, 49 % of our CSD volume is distributed directly by us and 51% is distributed through exclusive third-party distributors. Non-returnable bottles represented 81% of our CSD sales in Argentina in 2021.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brand in that country is Pepsi-Cola and Seven-Up. According to Scentia, we were second in the Argentine CSD market in 2021, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 2.6 million hectoliters in 2021. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 39% of our beer volumes is directly distributed by us and 61% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 45% of our sales in 2021.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari. According to Nielsen, we are the leading beer producer in Bolivia.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2021, the annual sales volume of the Bolivian CSD market was 9.8 million hectoliters. Of our total CSD volumes in Bolivia in 2021, 39% was directly distributed by us and 61% was distributed through exclusive third-party distributors, while 65% of our CSD sales in that country in 2021 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 12.0 million hectoliters in 2021. Beer consumption in Chile has increased every year since 2009, except for 2017. Our most important beer brands in Chile are Becker, Corona, Budweiser, Cusqueña and Stella Artois.

We are the second beer producers in Chile, according to Nielsen, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 5.1 million hectoliters in 2021, excluding smuggling.

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

In Paraguay, 64% of our beer volumes is directly distributed by us and 36% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the 940-millimeter returnable glass bottle, which accounted for 44% of our sales in 2021.

Our most important beer brands in Paraguay are Brahma, Pilsen and Ouro Fino, with a leader market position in the country in 2021, according to Nielsen. We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.1 million hectoliters in 2021. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 26% of our beer volumes is directly distributed by us and 74% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 51.0% of our sales in 2021.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leading market position in 2021, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2021, the annual sales volume of the Uruguayan CSD market was 3.5 million hectoliters.

In Uruguay, 36% of our CSD volume is directly distributed by us and 64% is distributed through exclusive third-party distributors. Non-returnable bottles accounted for 97.7% of our sales in that country in 2021. Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

Canada

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands, and exports the Kokanee beer brand to the United States.

According to our estimates, Labatt is the market leader in the Canadian beer market. The main packaging presentation in that country are the 355-milliliter aluminum can and the 473-milliliter aluminum can, which are predominantly sold in privately owned and government-owned retail stores in addition to privately owned on-trade establishments. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light, Michelob Ultra and Busch (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee. Our distribution system in Canada is structured in different ways across the country, as further explained below.

Other Canadian Markets

The ready-to-drink beverages (RTD) industry in Canada grew double-digits in 2021, driven mainly by the rapid expansion of the seltzer segment. Labatt’s RTD portfolio in Canada includes the Nutrl, Bud Light Seltzer, Palm Bay and Mike’s brands.

Additionally, Labatt’s wholly-owned subsidiary, Fluent, researches non-alcoholic beverages containing THC and CBD, and also commercializes non-alcoholic CBD beverages in Canada only.

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

Sources and Availability of Raw Materials

The COVID-19 pandemic had significant changes in consumer behavior and channel dynamics as governments imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As out-of-home consumption occasions increased in 2021, the demand for glass bottled packaging increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in our production are malt, non-malted cereals, hops and water.

Barley and Malt

Malt is widely available, and our requirements are met by domestic and international suppliers as well as our own six malting facilities. In the case of our beer operations in Brazil, approximately 70% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the rest of our needs, our most significant malt supplier is Cooperativa Agroindustrial Agraria, in Brazil. Market prices for malt are volatile and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

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

Non-malted Cereals

Non-malted cereals are purchased from Ingredion, Cargill and Camil Alimentos. Corn is purchased to produce grits in-house in some plants and corn grits and rice are purchased in other plants from local suppliers and are generally widely available.

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

Guaraná Berries

We have a 1,070-hectare farm that provides us with 25-tons of guarana seeds (roasted grains) per year, or about 10% of our needs, with the balance currently being purchased directly from farmers and their organizations in Maués, with the remainder purchased directly from independent farmers in the Amazon region as well as other regions in Brazil where guaraná is available. The focus of our own farm is to supply Guaraná seedlings to local producers and to promote the sustainable cultivation of Guaraná in the Amazon Region. About 40 thousand seedlings are donated each year.

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

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard, and other materials. We enter into derivative instruments to mitigate the risks of short-term volatility in aluminum and some other packaging materials prices on our production costs; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We also set a fixed price for the period in accordance with the prevailing macroeconomic conditions for some materials.

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 255 thousand tons of glass and in 2021 such unit attended approximately 35% of our glass needs.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. Also, in September 2020, we opened our can plant facility in the state of Minas Gerais, which has a production capacity of 1.5 billion cans per year and consisted of the only national capacity expansion in 2020 among all players. Our can plant served approximately 15% of our can needs in 2021.

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

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; (5) antitrust laws; (6) foreign exchange laws; and (7) international sanctions and embargoes. In addition, we may also be subject to regulations aimed at (1) ensuring healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (2) placing restrictions on beer and CSD consumption.

Environmental laws in the countries where we operate are mostly related to (1) the conformity of our operating procedures with environmental regulation and standards regarding, among other issues, the use of water resources, the emission of gas and liquid effluents, environmental permits and (2) the management and disposal of one-way packaging.

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

●	each country or province has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;

●	some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada;

●

some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance from schools, hospitals and other designated areas, as well as place certain restrictions on the time of sale and consumption of these products in public places and private clubs;

●

some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price, or SRP. There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;

●	in some provinces in Canada the off-trade is restricted to government-owned or licensed stores. See “—Business Overview—Description of the Markets Where We Operate—Canada – Labatt”; and

●

beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to three retail channels. One of them is the LCBO, which is government-owned. The second retail channel is TBS, which is jointly owned by Labatt and 33 other brewers. The third retail channel is eligible grocery. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (1) the media channels used, (2) the contents of advertising campaigns, which may also include restrictions to influencer marketing campaigns, and (3) the time and places where beer can be advertised.

Marketing

Our marketing initiatives are concentrated in off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines and internet websites. On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic. In 2021, sales volumes of PepsiCo products represented approximately 32% of our total NAB sales volumes in Brazil, nearly 57% of our total NAB sales volumes in the Dominican Republic and 99% of our NAB sales volumes in Argentina, 96% in Bolivia and 99% in Uruguay.

Red Bull

We have a long-term distribution agreement with Red Bull, providing for the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2021, the ABI brands sold by Labatt represented approximately 70% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

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

We have also a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly Grupo Modelo, S.A.B. de C.V.), a subsidiary of ABI, to produce, import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries, including Brazil, as well as in Canada.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2021, represented as a percentage of gross sales, was: 44.9% in Brazil; 23% in Canada; 9.0% in Central America; 47.8% in the Dominican Republic; 21.0% in Panama; 1.8% in Cuba; 8.5% in Barbados; 20% in Argentina; 35% in Bolivia; 23,7% in Chile; 11,1% in Paraguay; and 30,9% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our NAB products in 2021, represented as a percentage of gross sales, was: 37.2% in Brazil; 18.0% in the Dominican Republic; 7.0% in Panama; 14% in Argentina; 27.8% in Bolivia; and 30% in Uruguay.

Changes to Brazilian Taxes on Beverages

In January 2015, it was enacted Law No. 13,097 by the Brazilian federal government, introducing a new federal taxation model for beer and soft drinks. The law is a result of the combined efforts of the Brazilian federal government and beverage companies with a view to creating a less complex and more predictable tax system for the industry. The new tax model came into force on May 1, 2015. Among other changes, the new set of rules establishes that the IPI Excise Tax, the PIS Contribution and the COFINS are due by manufacturers and wholesalers and shall be calculated based on the respective sales price (ad valorem). Under the previous legislation (in force from 2009 to 2015), the referred taxes were due exclusively by the manufacturer at fixed amounts per liter of beer or soft drink produced (ad rem). Besides, with the enactment of the referred Law, the PIS/COFINS rates applicable to beer and soft drinks were increased and the rates for IPI were reduced.

In 2015 the States of São Paulo, Rio de Janeiro, Minas Gerais, Distrito Federal, Rio Grande do Sul, Ceará, Amapá, Rondônia, Amazonas, Tocantins, Piauí, Maranhão, Rio Grande do Norte, Bahia, Pernambuco, Paraíba, Alagoas, Sergipe and Mato Grosso do Sul increased their ICMS Value-Added Tax rate applicable to beer and soft drinks. In 2016, the States of Rio de Janeiro and Acre also increased their respective ICMS Value-Added Tax rates, scheduled to take effect in early 2017. In 2017, the States of Goiás and Amazonas increased their soft drinks and beer ICMS rates. In 2018, the States of Maranhão and Pernambuco increased their non-alcoholic beverages ICMS rates and Bahia and Maranhão increased beer ICMS burden, which became effective in early 2019. In 2019, the State of Maranhão decreased the non-alcoholic beverages ICMS Value-Added Tax rates, which became effective in early 2020. In 2020 and 2021, no Brazilian state raised ICMS Value-Added Tax rate for either beer or non-alcoholic beverages.

In May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 changing the IPI taxation applicable on transactions with concentrate units, consequently reducing the value of the IPI presumed credits registered by Ambev on acquisitions from companies located in the Manaus Free Trade Zone from 20% to 4%. Due to the severe effects of such change, the Brazilian Federal Government enacted Decree No. 9,514/2018 to make a gradual change of the IPI taxation, as follows: (1) taxation of 12% in the first half of 2019; (2) taxation of 8% in the second half of 2019; and (3) taxation of 4% from 2020 onwards. In July 2019, the Brazilian Federal Government enacted Decree No. 9,897/2019 determining the application of the 8% rate until September 30, 2019 and implementing a 10% rate from October 1, 2019 to December 31, 2019, maintaining the rate of 4% effective as of January 2020. In February 2020, Decree No. 10,254/2020 was issued, increasing the IPI rate to 8% for the specific period from July 1, 2020 to November 30, 2020. In October, 2020, a new decree (10,523/2020) was issued to establish the 8% rate from February 2021 onwards, which remains effective to date. In December 2021, Decree No. 10,923/2021 was issued to consolidate all IPI rates applicable to products, maintaining the 8% rate for the concentrate units. In February 2022, Decree No. 10,979 reduced by 25% the IPI rate levied on transactions with several products, including beer, soft drinks and soft drinks concentrate units. Other amendments to the IPI regulations promoting further decreases in IPI rate are expected in the first semester of 2022.

C.         Organizational Structure

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2021.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2021. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2021 based on total share capital owned.

Organizational Structure

D.         Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2021, our aggregate beer and non-alcoholic beverages production capacity was 255.0 million hectoliters per year. In 2021, the total production at the facilities set forth below was equal to 179.7 million hectoliters.

The following is a list of our main production facilities as of December 31, 2021:

Brazil
Plant	Type of Plant
Almirante Tamandaré, Paraná	Soft Drinks
Anápolis, Goiás	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cuiabá, Mato Grosso	Mixed
Estancia, Sergipe	Mixed
Guarulhos, São Paulo	Beer
Itapissuma, Pernambuco	Mixed
Jacareí, São Paulo	Beer
Jaguariúna, São Paulo	Mixed
Juatuba, Minas Gerais	Mixed
Jundiai, São Paulo	Soft Drinks
Lages, Santa Catarina	Beer
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Pirai, Rio de Janeiro	Mixed
Ponta Grossa, Paraná	Beer
Rio de Janeiro, Rio de Janeiro	Mixed
São Luis, Maranhão	Beer
Sapucaia do Sul, Rio Grande do Sul	Soft Drinks
Sete Lagoas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Uberlândia, Minas Gerais	Beer
Viamão, Rio Grande do Sul	Mixed
Crown Manaus, Amazonas	Crown Cap
Glass Rio, Rio de Janeiro	Glass Bottles
Label São Paulo, São Paulo	Labels
Malt. Navegantes, Rio Grande do Sul	Malt
Malt. Passo Fundo, Rio Grande do Sul	Malt
Cans Minas, Minas Gerais	Cans

Brazil
Plant	Type of Plant
Contagem, Minas Gerais	Bag in box plant
SAZ Zitec Research Pilot Brewery, Rio de Janeiro	Research Plant
Wals, Minas Gerais	Beer
Colorado, São Paulo	Beer
Bohemia, Rio de Janeiro	Beer
Pratinha, São Paulo	Beer
Joao Pessoa, Paraíba	CO2 Plant
SD Aromas, Manaus	Soft Drinks Kits

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Acheral, Argentina	Beer
Cordoba, Argentina	Soft Drinks
Corrientes, Argentina	Mixed
Manantial, Argentina	Soft Drinks
Mendoza, Argentina	Beer
Pompeya, Argentina	Beer
Quilmes, Argentina	Beer
Zarate, Argentina	Beer
Cerveceria Argentina, Argentina	Beer
Cochabamba, Bolivia	Beer
El Alto, Bolivia	Soft Drinks
Huari, Bolivia	Beer
La Paz, Bolivia	Beer
Sacaba, Bolivia	Soft Drinks
Santa Cruz, Bolivia	Beer
Santiago, Chile	Beer
Ypane, Paraguay	Beer
Minas, Uruguay	Beer
Montevideo, Uruguay	Mixed
Malt. Pampa, Argentina	Malt

Latin America South
Plant	Type of Plant
Crown Coroplas, Argentina	Crown Cap
Malt Tres Arroyos, Argentina	Malt
Can Oruro, Bolivia	Cans
Glass Ypane, Paraguay	Glass Bottles
Malt Nueva Palmira, Uruguay	Malt
Malt Paysandu, Uruguay	Malt
Hop Fernandez Oro, Argentina	Hops Pellets
Zarate Research Pilot Brewery, Argentina	Research Plant
Patagonia, Argentina	Beer
Dante Robino, Argentina	Wine
Tarija, Bolivia	Beer

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer/RTD
London	Beer/RTD
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer/Spirits
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith	Beer
Goodridge & Williams	RTD/Spirits

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

We have prepared our audited consolidated financial statements as of December 31, 2021, 2020 and 2019 and for the three years ended December 31, 2021 in reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Application of New SEC Regulations

In November 2020, the SEC issued a final rule under SEC Release No. 33-10890, “Management’s Discussion and Analysis, Selected Financial Data, and Supplementary Financial Information” (the “Final Rule”), whereby it amended certain SEC disclosure requirements to modernize, enhance and simplify financial statement disclosures required by Regulation S-K. Specifically, the rule eliminates the requirement for Selected Financial Data, streamlines the requirement to disclose Supplementary Financial Information, and amends rules related to the Management’s Discussion & Analysis of Financial Condition and Results of Operations (“MD&A”) to, among other things, eliminate the need for registrants to provide a tabular disclosure of contractual obligations. These amendments are intended to eliminate duplicative disclosures and modernize and enhance MD&A disclosures for the benefit of investors, while simplifying compliance efforts for registrants.

According to the SEC, all corresponding amendments are applicable to Private Foreign Issuers providing disclosure required by Form 20-F or Form 40-F, as the case may be.

The Final Rule became effective on February 10, 2021 and compliance is mandatory for any reports on fiscal years ending on or after August 9, 2021. As a result, we have applied the Final Rule where applicable to this 20-F form.

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

Although we are still in a very volatile environment, during the whole year the countries we operate and our operations were affected differently. In some cases, mandatory quarantines, restrictions on travel, commercial and social activities and ban on the distribution, sale and consumption of alcoholic beverage.

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, mainly comprised of supermarkets, and in the on-trade channel, which consists of bars and restaurants. In countries with higher levels of income, more mature beer market and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company’s total volume.

In 2021, the Company was better prepared to deal with the challenges brought by the COVID-19 pandemic as compared to the previous year. The consistency in the implementation of the Company’s strategy and the ease of restrictions in some regions led to a gradual increase in volumes sold across most of our operations, especially in Brazil, generating higher sales’ volume and a stronger net revenue growth in comparison to 2020 and 2019 (before the COVID-19 pandemic). Given that the challenges brought by the COVID-19 pandemic remain a reality, we believe operational excellence and financial discipline will once again make a difference as we work towards a consistent recovery of our top line and bottom line performance. As was the case in 2020 and 2021, we continue to expect the former to recover faster than the latter. The outlook for 2022 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

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

We have adopted these new accounting standards on the effective date required and, therefore, the audited financial statements included in this annual report (i) as of and for the year ended December 31, 2019 reflect the application of IFRS 16; (ii) as of and for the year ended December 31, 2020 reflect the application of extemporaneous credits. For more information on our analysis and evaluation on the impact of the 2019 and 2020 new accounting standards, please see Notes 3 and 4 of our audited financial statements included elsewhere in this annual report.

The following standard issued by the International Accounting Standards Board became effective for annual periods beginning on January 1, 2019:

●

IFRS 16 Leases replaced the previous lease accounting requirements and introduced significant changes in the lease accounting. This change removed the distinction between operating and finance leases under IAS 17 Leases and related interpretations and required a lessee to recognize a right-of-use asset and a liability classified according to the contract period. Having adopted the standard as of January 1, 2019, we have adopted the retrospectively presentation for the consolidated financial statements. The impact on the financial statements is demonstrated in the recognition of right-of-use assets and lease liabilities in the balance sheet, initially measured at the present value of future lease payments, recognition of depreciation expenses of right-of-use assets in the income statement, recognition of interest expenses in the financial result on the lease liabilities in the income statement, and the segregation of the payment of the leases by a principal portion presented within the financing activities and an interest component presented within the operational activities in the cash flows. The new lease definitions have been applied to all identified contracts in effect on the date of adoption of the standard. IFRS 16 determines that the contract contains a lease if it transmits to the lessee the right to control the use of the identified asset for a period of time by exchange of counter payments. We have carried out an inventory of the contracts, evaluating whether or not they contain a lease in accordance with IFRS 16. This analysis identified impacts mainly related to the leasing operations of real estate from third parties, trucks, cars, forklifts and servers. Short-term (12 months or less) and low value (US$5,000 or less) leases were not subject to this analysis, as permitted by the standard. For these contracts, we will continue to recognize a lease expense on a straight-line basis, if applicable. When measuring lease liabilities, we discounted lease payments using the incremental borrowing rates. The weighted average rate applied is of 12.6% until December 31, 2018.

The following policy was adopted by management during the 2020 reporting period:

●

Accounting policies for the recognition of extemporaneous tax credits and debts – The accounting policy for the recognition of extemporaneous (related to previous periods) tax credits and debits considered the account origin of the credit or debit up to September 30, 2020. For example, “cost of products sold” is the account of origin for the extemporaneous tax credits or debits related to the acquisition of raw materials. In the same way, depreciation expenses is the account of origin of extemporaneous tax credits or debits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently up to the third quarter of 2020, credits referring to the exclusion of circulation of goods and services tax (“ICMS”) from the social integration program (“PIS”) and contribution to the financing of social security (“COFINS”) calculation base have been recognized as a reduction in sales tax expenses, with a positive effect on Net Revenue.

In the third quarter of 2020, the Company (i) obtained final favorable decisions on: (a) lawsuits involving subsidiaries claiming refunds of the PIS and COFINS portion calculated with the inclusion of the ICMS and/or ICMS-ST relating to the period from 1990 onward, and (b) lawsuits involving the Company and its subsidiaries, specifically for the period in which the Special Beverage Regime – (“REFRI”) was in place (2009 to 2015), and (ii) is awaiting decisions in lawsuits related to the current taxation model (“New Tax Model”) from 2015 onwards. The amounts involved in these lawsuits, referred to in items (i.b) and (ii), are significantly higher than those previously recognized, both for credits of the same type, as for recoveries or tax payments.

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

As determined by IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, the new accounting policy is applicable from October 1, 2020 and, for comparative purposes, the relevant balances of extemporaneous credits and debits for 2019 have been reclassified from the account of origin to “Other Income and Expenses.”

Revenue recognition

As determined by IFRS 15 - Revenue from Contracts with Customers, the revenue recognition should depict the transfer of goods or services to customers on amounts that reflect the consideration to which we expect to be entitled in exchange for those goods or services. The Company recognizes revenue whenever the amount of revenue can be measured reliably and it is probable that the economic benefits associated with the transaction will flow to the Company, as described below.

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

Pursuant to IFRS 15, revenue recognition is described through the following five-step approach:

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

In July 2018, the Argentine peso underwent a severe devaluation resulting in the three-year cumulative inflation of Argentina exceeding 100%, thereby triggering the requirement to transition to hyperinflation accounting as prescribed by IAS 29. As a result, our audited consolidated financial statements for the years ended December 31, 2019, 2020 and 2021 included in this annual report reflect hyperinflation accounting for our Argentinean subsidiaries applying IAS 29 rules.

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

In conformity with IFRS 3 - Business Combinations, goodwill is carried at cost and is not amortized, but tested for impairment at least annually, or whenever there are indications that the cash generating unit (“CGU”) to which the goodwill has been allocated could be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

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

(i)	Predecessor basis of accounting

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

(ii)	Swap of assets

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company (i.e. above the level of the consolidated financial statements) the Company assesses the existence of: (i) any conflicts of interest; and (ii) the economic substance and purpose of the transaction. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 – Property, Plant and Equipment, in order to provide adequate visibility and a fair impact on the amount of the distributable results to our shareholders, specially the non-controlling interests. This policy also includes assets acquired through the swapping of non-cash assets, or swaps with a combination of cash and non-cash assets. The assets subject to the swap may be of equal or different nature. The cost of such asset is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined based on the book value of the assigned asset.

Whenever there is a distribution of assets that are not recorded as cash, the asset, before its distribution, is recorded at its fair value in the income account. This procedure is applicable to the distributions in which the assets are equal in nature and therefore can be treated equitably. However, similarly to IFRIC 17 – Distribution of Non-cash Assets to Owners, in the absence of a specific accounting practice for transactions under common control, we apply these procedures as part of our accounting practices. We also apply the same procedure to sales (products, supplies, etc.) to our controlling entity, where the positive result of the sale is recognized in the income account.

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

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method considers that each period of service as giving rise to an additional unit of benefit and measures each such unit separately. Based on this method, the cost of providing pensions is charged to the income statement over the period of service of the employee. The amounts charged to the income statement consist of current service costs, interest costs, past service costs and the effect of any settlements and curtailments. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the respective obligation and the fair values of the plan assets.

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

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2021, 2020 and 2019 was 27.4%, 30.3% and 28.9%, respectively. For the years ended December 31, 2021, 2020 and 2019, our IFRS effective tax rate was 4.6%, 13.1% and 5.8%, respectively.

The main events that impacted the effective tax rate in 2021 were:

●

STF binding decision favorable to taxpayers in the judgment of RE No. 1,063,187/SC (Recurso Extraordinário nº 1.063.187/SC – “Tema 962”), with binding effects, recognizing the unconstitutionality of the levy of IRPJ and CSLL on the SELIC interest earned upon the recovery of taxes. A total amount of R$1.070 million impacted the effective tax rate in 2021, part as deferred tax reversal and part as non-taxable income recognition. For more information, see “Presentation of Financial and Other Information—Corporate Income Taxes Recovery –SELIC interest upon the recovery of taxes;”

●

government subsidies for sales taxes: we have state tax incentives within certain local manufacturing that when reinvested are not taxed for income tax purposes, which explains the impact in the effective tax rate. The amounts are impacted by fluctuations in production volumes, pricing and eventual fluctuations in state taxation rates;

●

complement of income tax on foreign subsidiaries due in Brazil: our Brazilian resident subsidiaries are subject to taxation on worldwide income, which is used to offset the income taxes due in Brazil. This event shows the result of the calculation of this universal taxation of profits, according to the regulations of Law 12,973/14;

●

withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. In 2021, we had an increase in withholding income tax mainly due to the exchange rate variation of the balances held in liabilities.

●

deductible interest on net equity: under Brazilian law, companies have the option to distribute interest on equity, or JCP, calculated based on the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation; in 2021 we distributed approximately R$7.400 million as interest on equity, of which R$7.400 million was deductible, resulting in a tax impact of approximately R$2.516 million;

Financial Instruments and Hedge Accounting

We use financial instruments to implement our risk management strategy and policies. Derivatives are generally used to mitigate the impact of foreign currencies, interest rates, equity prices and commodity prices on our performance. Our financial risk management policy prohibits the use of derivatives when not related to the company’s core business.

Exceptional Items

Exceptional items are those that in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is special, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact on the variations in profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are mainly restructuring activities, amnesties, acquisitions of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

In the periods discussed below, we conducted our operations through four business segments as follows:

●	Brazil, which includes the beer sales division and the NAB sales division;

●

Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;

●	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

●	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2021	2020(1)	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	180,368.1	165,797.9	8.8%
Net sales	72,854.3	58,379.0	24.8%
Net revenue per hectoliter—R$/hl	403.9	352.1	14.7%
Cost of sales	(35,659.7)	(27,066.1)	31.8%
Gross profit	37,194.6	31,312.9	18.8%
Gross margin (%)	51.1%	53.6%	0.0 bps
Sales, marketing and distribution expenses	(16,968.2)	(14,619.6)	16.1%
Administrative expenses	(4,877.4)	(2,948.5)	65.4%
Other operating income/(expenses) net	2,124.1	2,679.4	(20.7)%
Exceptional items	(392.8)	(452.0)	(13.1)%
Income from operations	17,080.3	15,972.2	6.9%
Operating margin (%)	23.4%	27.4%	(396 bps)
Net income	13,122.6	11,731.9	11.9%
Net margin (%)	18.0%	20.1%	(209 bps)

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021	2020
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(48.9)	(46.4)
Gross profit	51.1	53.6
Sales, marketing and distribution expenses	(23.3)	(25.0)
Administrative expenses	(6.7)	(5.1)
Other operating income/(expenses) net	2.9	4.6
Exceptional items	(0.5)	(0.8)
Income from operations	23.4	27.4

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021					2020
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0
Cost of sales	(18,309.1)	(4,727.9)	(8,235.7)	(4,387.0)	(35,659.7)	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)
Gross profit	17,277.4	5,219.5	8,336.0	6,361.7	37,194.6	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9
Sales, marketing, distribution and administrative expenses	(11,569.6)	(1,993.7)	(4,385.0)	(3,897.3)	(21,845.6)	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)
Other operating income/ (expenses)	2,096.0	12.4	38.8	(23.1)	2,124.1	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4
Exceptional items	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)
Income from operations	7,593.7	3,191.5	3,874.4	2,420.7	17,080.3	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2

Net Sales

Net sales increased by 24.8% in 2021, to R$72,854.3 million from R$58,379.0 million in 2020, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2021		2020
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	35,586.5	48.8%	30,196.5	51.7%	17.8%
Beer Brazil	30,537.1	41.9%	25,953.0	44.5%	17.7%
NAB	5,049.4	6.9%	4,243.5	7.3%	19.0%
CAC	9,947.4	13.7%	7,319.3	12.5%	35.9%
Latin America South	16,571.7	22.7%	11,560.8	19.8%	43.3%
Canada	10,748.7	14.8%	9,302.4	15.9%	15.5%
Total	72,854.3	100.0%	58,379.0	100.0%	24.8%

	Sales Volumes Year Ended December 31,
	2021		2020
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	119,530.6	66.3%	111,285.4	67.1%	7.4%
Beer Brazil	90,835.0	50.4%	84,791.7	51.1%	7.1%
NAB	28,695.5	15.9%	26,493.7	16.0%	8.3%
CAC	13,401.9	7.4%	11,451.2	6.9%	17.0%
Latin America South	37,511.6	20.8%	33,062.4	19.9%	13.5%
Canada	9,924.1	5.5%	9,998.9	6.0%	(0.7)%
Total	180,368.1	100.0%	165,797.9	100.0%	8.8%

	Net Revenue per Hectoliter Year Ended December 31,
	2021	2020	% Change
	(in R$, except percentages)
Brazil	297.7	271.3	9.7%
Beer Brazil	336.2	306.1	9.8%
NAB	176.0	160.2	9.8%
CAC	742.2	639.2	16.1%
Latin America South	441.8	349.7	26.3%
Canada	1,083.1	930.3	16.4%
Total	403.9	352.1	14.7%

Brazilian Operations

Total net sales from our Brazilian operations increased by 17.8% in 2021, to R$35,586.5 million from R$30,196.5 million in 2020.

Our net sales of beer in Brazil increased by 17.7% in 2021, to R$30,537.1 million from R$25,953.0 million in 2020. This variation is a consequence of a 7.1% increase in volume sold, coupled with an increase in net revenue per hectoliter in 2021. Despite the continuing impacts generated by the COVID-19 pandemic, we were able to grow volumes as a result of the implementation of our commercial strategy, the success of our innovations and our flexibility and adaptability to changes in the market.

Our net sales of NAB in Brazil increased by 19.0% in 2021, to R$5,049.4 million from R$4,243.5 million in 2020 mainly due to the steady reopening of cities which drove the out of home consumption occasion recovery.

CAC Operations

Net sales from our CAC operations increased by 35.9% in 2021, to R$9,947.4 million from R$7,319.3 million in 2020, mainly driven by volume recovery leveraging on the gradual reopening of cities as COVID-19 restrictions on people circulation imposed by local governments eased in response to the increase in COVID-19 vaccinations, coupled with further premiumization of our portfolio through core brands, like Corona, which had a positive impact in net revenue per hectoliter. Reported variation increased due to currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Latin America South Operations

Net sales from our Latin America South operations increased by 43.3% in 2021, to R$16,571.7 million from R$11,560.8 million in 2020, mainly due to volume recovery in most countries coupled with the high inflation in Argentina and currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Canada Operations

Net sales from our Canadian operations increased by 15.5% in 2021, to R$10,748.7 million from R$9,302.4 million in 2020. The result was mainly due to our revenue management initiatives leading to more efficient discounts and pricing, which had a positive impact in net revenue per hectoliter, partially offset by a decrease in volumes of products sold in the region driven by restrictions imposed by local governments on people circulation in response to the COVID-19 pandemic. Reported variation increased mainly due to currency translation impacts as local currency appreciated in relation to the Brazilian real during the period.

Cost of Sales.

Cost of sales increased by 31.8% in 2021, to R$35,659.7 million from R$27,066.1 million in 2020. As a percentage of our net sales, total cost of sales increased to 48.9% in 2021 from 46.4% in 2020.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2021	2020	% Change
	(in R$, except percentages)
Brazil	153.2	126.8	20.8%
Beer Brazil	169.3	140.8	20.3%
NAB	102.0	82.0	24.4%
CAC	352.8	288.8	22.2%
Latin America South	219.6	179.6	22.2%
Canada	442.0	370.9	19.2%
Total	197.7	163.2	21.1%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 29.7% in 2021, to R$18,309.1 million from R$14,112.9 million in 2020. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 20.8% in 2021, to R$153.2 per hectoliter from R$126.8 per hectoliter in 2020.

Cost of sales for our Brazilian beer operations increased by 28.8% in 2021, to R$15,382.0 million from R$11,941.7 million in 2020, mainly explained by higher commodity prices, driven by metal and agricultural commodities, as well as currency impact, mainly explained by Brazilian real devaluation relative to other currencies, which was partially offset by our hedging policy and volume growth.

Cost of sales for our Brazilian NAB segment increased by 34.8% in 2021, to R$2,927.1 million from R$2,171.2 million in 2020, mainly due to higher input costs. The cost of sales per hectoliter increased by 24.5% in 2021, totaling R$102.0 per hectoliter, from R$82.0 per hectoliter in 2020, mainly as result of the same factors.

CAC Operations

Cost of sales for our CAC operations increased by 42.9% in 2021, to R$4,727.9 million from R$3,307.5 million in 2020 mainly driven by volume recovery as COVID-19 restrictions imposed by local governments on people circulation eased, coupled with commodity price increases. Reported variation increased due to currency translation impacts as all local currencies appreciated in relation to the Brazilian real during the period.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 38.7% in 2021, to R$8,235.7 million from R$5,937.4 million in 2020 mainly due to volume growth coupled with higher commodity and currency prices given our hedging policy and the high inflation in Argentina.

Canada Operations

Cost of sales for our Canadian operations increased by 18.3% in 2021, to R$4,387.0 million from R$3,708.3 million in 2020, mainly due to higher commodity and currency prices giving our hedging policy. Reported variation increased mainly due to currency translation impacts as local currency appreciated in relation to the Brazilian real during the period.

Gross Profit

As a result of the foregoing, gross profit increased by 18.8% in 2021, to R$37,194.6 million from R$31,312.9 million in 2020. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2021			2020
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	17,277.4	46.5%	49%	16,083.6	51.4%	53%
Beer Brazil	15,155.1	40.7%	50%	14,011.3	44.7%	54%
NAB	2,122.3	5.7%	42%	2,072.3	6.6%	49%
CAC	5,219.5	14.0%	52%	4,011.8	12.8%	55%
Latin America South	8,336.0	22.4%	50%	5,623.4	18.0%	49%
Canada	6,361.7	17.1%	59%	5,594.1	17.9%	60%
Total	37,194.6	100.0%	51%	31,312.9	100.0%	54%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 24.3% in 2021, to R$21,845.6 million from R$17,568.1 in 2020. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 24.2% in 2021, to R$11,569.6 million from R$9,315.6 million in 2020.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 25.7% in 2021, to R$9,975.4 million from R$7,933.2 million in 2020, primarily due to an increase in variable compensation to R$721.5 million, volume growth and the cost of last mile delivery.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 15.3% in 2021, to R$1,594.2 million from R$1,382.4 million in 2020 mainly due to an increase in variable compensation to R$127.3 million and volume growth.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 24.7% in 2021, to R$1,993.7 million from R$1,598.9 million in 2020, mainly due to an increase in variable compensation to R$159.6 million partially offset by the disciplined execution of our cost saving initiatives. Reported variation increased due to currency translation impacts as local currencies appreciated in relation to the Brazilian real during the period.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 35.6% in 2021, to R$4,385.0 million from R$3,233.3 million in 2020 driven by an increase in variable compensation to R$297.0 million coupled with the high inflation in Argentina, despite effective management of our expenses in the region.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 13.9% in 2021, to R$3,897.3 million from R$3,420.3 million in 2020 driven by an increase in variable compensation to R$115.3 million partially offset by the disciplined execution of our cost saving initiatives. Reported variation increased due to currency translation impacts as local currency appreciated in relation to the Brazilian real during the period.

Other Net Operating Income (Expense)

Other net operating income decreased by 20.7% in 2021, to R$2,124.1 million from R$2,679.4 million in 2020. This result is mainly explained by a reduction in the recognition of tax credits related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS in the PIS and COFINS calculation basis.

Exceptional Items

Exceptional items expenses decreased by 13.1% in 2021, to R$392.8 million from R$452.0 million in 2020. The expenses recorded in 2021 were mainly due to restructuring expenses primarily related to centralization and sizing projects in Brazil and Latin America South and exceptional expenses incurred in 2020 were mainly related to the COVID-19 pandemic, including the actions taken to ensure the health and safety of our employees, such as the acquisition of hand-sanitizer, masks and additional cleaning of our facilities, as well as donations to the broader community.

Income from Operations

As a result of the foregoing, income from operations increased by 6.9% in 2021, to R$17,080.3 million from R$ 15,972.2 million in 2020.

Net Finance Result

Our net finance result increased by 31.7% in 2021, to an expense of R$3,205.4 million from an expense of R$2,434.5 million in 2020. This result is mainly explained by a lower recognition of tax credits, compared to 2020, related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the tax base of the PIS and the COFINS federal taxes. This is coupled with a higher SELIC rate and an increase in carry costs for Brazil and Argentina as a result of macroeconomic volatility.

Our total debt, including current and non-current interest-bearing loans and borrowing, decreased by R$1,691.7 million in 2021, while our cash and cash equivalents and current investment securities less bank overdrafts decreased by R$ 278.5 million in 2021.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$636.6 million in 2021 from R$1,762.5 million in 2020. The effective tax rate in 2021 was 4.6%, compared to 13.1% in the previous year. Such decrease in our effective tax rate in 2021 was primarily due to a decrease in taxable income, the reversal of amounts of IRPJ and CSLL calculated over the SELIC interest resulting from the tax credit recognized by the Company as a result of the decision rendered by the STF in the judgment of RE 574,706/PR, and also the recognition of recoverability of amounts taxed in the past over the same kind of interest. For more information, see “Presentation of Financial and Other Information—Corporate Income Taxes Recovery – SELIC interest upon the recovery of taxes”.

Net Income

As a result of the foregoing, net income increased by 11.9% in 2021, to R$13,122.6 million from R$11,731.9 million in 2020.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

In the periods discussed below, we conducted our operations through four business segments as follows:

●	Brazil, which includes the beer sales division and the NAB sales division;

●

Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;

●	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and

●	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2020(2)	2019(1)(2)	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	165,797.9	163,243.0	1.4%
Net sales	58,379.0	52,005.1	12.3%
Net revenue per hectoliter—R$/hl	352.1	318.6	10.5%
Cost of sales	(27,066.1)	(21,678.2)	24.9%
Gross profit	31,312.9	30,326.9	3.3%
Gross margin (%)	53.6%	58.3%	470bps
Sales, marketing and distribution expenses	(14,619.6)	(12,647.5)	15.6%
Administrative expenses	(2,948.5)	(2,680.0)	10.0%
Other operating income/(expenses) net	2,679.4	1,472.7	81.9%
Exceptional items	(452.0)	(397.2)	13.8%
Income from operations	15,972.2	16,074.9	(0.6% )
Operating margin (%)	27.4%	30.9%	350 bps
Net income	11,731.9	12,188.4	(3.7% )
Net margin (%)	20.1%	23.4%	330bps

(1)	The financial information for 2018 and 2017 have been restated to reflect the impact of adoption of IFRS 16 Leases on January 1, 2019 in accordance with the full retrospective application. For more information on changes in accounting policies, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Critical Accounting Policies.”

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

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020	2019
	(% )	(% )
Net sales	100.0	100.0
Cost of sales	(46.4)	(41.7)
Gross profit	53.6	58.3
Sales, marketing and distribution expenses	(25.0)	(24.3)
Administrative expenses	(5.1)	(5.2)
Other operating income/(expenses) net	4.6	2.8
Exceptional items	(0.8)	(0.8)
Income from operations	27.4	30.9

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
	2020					2019
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0	28,129.9	6,757.9	10,028.7	7,088.6	52,005.1
Cost of sales	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)	(12,096.3)	(2,934.1)	(3,998.0)	(2,649.8)	(21,678.2)
Gross profit	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9	16,033.6	3,823.8	6,030.7	4,438.8	30,326.9
Sales, marketing, distribution and administrative expenses	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)	(8,585.7)	(1,494.0)	(2,540.5)	(2,707.3)	(15,327.5)
Other operating income/ (expenses)	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4	1,421.0	85.8	(18.0)	(16.1)	1,472.7
Exceptional items	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)	(328.2)	(17.1)	(51.9)	0.0	(397.2)
Income from operations	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2	8,540.7	2,398.5	3,420.3	1,715.4	16,074.9

Net Sales

Net sales increased by 12.3% in 2020, to R$58,379.0 from R$52,005.1 million in 2019, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2020		2019
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	30,196.5	51.7%	28,129.9	54.1%	7.3%
Beer Brazil	25,953.0	44.5%	23,765.5	45.7%	9.2%
NAB	4,243.5	7.3%	4,364.4	8.4%	(2.8)%
CAC	7,319.3	12.5%	6,757.9	13.0%	8.3%
Latin America South	11,560.8	19.8%	10,028.7	19.3%	15.3%
Canada	9,302.4	15.9%	7,088.6	13.6%	31.2%
Total	58,379.0	100.0%	52,005.1	100.0%	12.3%

	Sales Volumes Year Ended December 31,
	2020		2019
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	111,285.4	67.1%	106,806.7	65.4%	4.2%
Beer Brazil	84,791.7	51.1%	80,263.7	49.2%	5.6%
NAB	26,493.7	16.0%	26,542.9	16.3%	(0.2)%
CAC	11,451.2	6.9%	13,859.5	8.5%	(17.4)%
Latin America South	33,062.4	19.9%	32,991.1	20.2%	0.2%
Canada	9,998.9	6.0%	9,585.7	5.9%	4.3%
Total	165,797.9	100.0%	163,243.0	100.0%	1.6%

	Net Revenue per Hectoliter Year Ended December 31,
	2020	2019	% Change
	(in R$, except percentages)
Brazil	271.3	263.4	3.0%
Beer Brazil	306.1	296.1	3.4%
NAB	160.2	164.4	(2.6)%
CAC	639.2	487.6	31.1%
Latin America South	349.7	304.0	15.0%
Canada	930.3	739.5	25.8%
Total	352.1	318.6	10.5%

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

Our net sales of NAB in Brazil decreased by 2.8% in 2020, to R$4,243.5 from R$4,364.4 million in 2019 mainly due to the restrictions imposed by local governments on people circulation in response to COVID-19 that impacted consumption occasions.

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

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 9.4% in 2020, to R$7,933.2 from R$7,252.5 million in 2019, primarily due to the higher volumes and the cost of last mile delivery.

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

Other Net Operating Income (Expense)

Other net operating income increased by 81.9% in 2020, to R$2,679.4 from R$1,472.7 million in 2019. This result is mainly explained by the recognition of tax credits related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS in the PIS and COFINS calculation basis.

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

B.         Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2021 and 2020. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

●	Opex expenses, such as raw and packaging material, sales & marketing investments and overheads;

●	debt service;

●	capital expenditures;

●	payments of dividends and interest on shareholders’ equity;

●	increases in ownership of our consolidated subsidiaries or companies in which we have equity investments;

●	investments in companies participating in the brewing, NAB and malting industries; and

●	investments in companies that address emerging consumer’s needs, such as ZX Ventures, Ztech, Future Beverages and technology.

In 2020, as a result of the COVID-19 pandemic, the market faced uncertainty about the period for the restrictions imposed by each government on commercial and operational activities, on the circulation of people and on the sale, distribution and consumption of alcoholic beverages, as well as the economic effects on the financial market and exchange rates. As a consequence, Ambev raised R$3,6 billion in new debt to improve its liquidity. As volume and profitability partially recovered towards the end of 2020, the loans were fully settled by the end of 2021. As the scenario and the market conditions remain uncertain, we may enter into new debts to protect our liquidity.

Our cash requirements from known contractual obligations within the next twelve months include:

●

Short-term debts and the current portion of long-term debts in the amount of R$219.4 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowing” and Note 29 to our audited consolidated financial statements;

●	Lease liabilities in the amount of R$788.5 million. For more information see Note 29 to our audited consolidated financial statements;

●

Trade and other payables in the amount of R$28,679.6 million, which  include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year. For more information see Note 29 to our audited consolidated financial statements; and

●

Sales tax deferrals in the amount of R$129.5 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and Note 15 to our audited consolidated financial statements.

Our long-term cash requirements under our various contractual obligations and commitments include:

●

Long-term debt in the amount of R$427.3 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 29 to our audited consolidated financial statements;

●	Lease liabilities in the amount of R$2,282.4 million. For more information see Note 29 to our audited consolidated financial statements;

●	Trade and other payables in the amount of R$3,662.8 million. For more information see Note 29 to our audited consolidated financial statements; and

●

Sale tax deferrals in the amount of R$1,789.1 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and Note 15 to our audited consolidated financial statements.

Our cash and cash equivalents and current investment securities at December 31, 2021 and 2020 were R$18,542.3 million and R$18,790.3 million.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Our financial guidelines focus on maximizing shareholder’s value while keeping financial flexibility to execute strategic projects, key enablers of our future growth. Therefore, our cash management policy pursues constant protection of our short and long-term liquidity while minimizing financials risks and volatility. The continuous search for our optimal capital structure enables us to quickly react to market distress and ensures our solid financial position while working together with our suppliers, wholesalers, customers and credit market.

Operating Activities

Cash flows from our operating activities increased by 21.5% in 2021, to R$22,901.3 million from R$18,855.8 million in 2020, mainly as a result of the increase in trade and other payables given a higher spend led by prices, FX and a strong fourth quarter in 2021 in beer production perspective.

Investing Activities

Cash flows used in our investing activities increased by 13.8% in 2021, to R$7,735.0 million from R$6,799.6 million in 2020, mainly explained by the increase in intangible and fixed assets.

Financing Activities

Cash flows used in our financing activities increased by 86.5% in 2021, to R$16,042.0 million from R$8,602.0 million cash outflow in 2020, mainly driven by lower proceeds from borrowing and higher dividends and interest on capital.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2020
Debt Instrument	2022	2023	2024	2025	2026	Thereafter	Total
	(in R$ million, except percentages)
BNDES + FINEP Currency Basket Debt Fixed Rate:
Currency Basket Debt Fixed Rate	44.3	35.8	1.2	-	-	-	81.3
UMBNDES + Average Pay Rate	3.60%	3.60%	3.60%	-	-	-	-
International Debt:
Other Latin America Currency Floating Rate	0	0	0	0	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	48.7	65.2	59.8	52.3			226.0
Average Pay Rate	11.34%	11.34%	11.34%	11.34%			-
US$ Fixed Rate	17.5	-	-	-	-	-	17.5
Average Pay Rate	12.72%	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	91.7	99.2	31.3	90.9	117.8		430.8
Average Pay Rate	2.49%	2.49%	2.49%	2.49%	2.49%
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – CDI & DI:
Notional Amount	83.0	-	-	-	-	-	83.0
CDI & DI + Average Pay Rate	11.56%	-	-	-	-	-	-
Reais Debt – ICMS Fixed Rate:
Notional Amount	37.3	39.7	21.6	8.1	3.8	19.7	130.1
Average Pay Rate	5.06%	5.06%	5.06%	5.06%	5.06%	5.06%	-
Reais Debt –Fixed Rate:
Notional Amount	524.7	506.0	406.8	243.9	141.2	309.3	2,131.9
Average Pay Rate	7.47%	7.47%	7.47%	7.47%	7.47%	7.47%	-
Reais Debt – Floating Rate:
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Total Debt	847.1	745.9	520.6	395.2	262.7	329.1	3,100.6

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) fixed for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or the BNDES; (2) the Interest Rate Benchmark (Taxa Referencial), or TR, for Bank Credit Notes (Cédula de Crédito Bancário) and (3) fixed for international loans. For further information, see Note 23 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2021 and 2020:

	Net Cash Consolidated Position As of December 31,
	2021			2020
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(689.3)	(1,578.0)	(847.1)	(2,232.7)	(506.1)	(2,738.8)
Long-term debt	(1,737.0)	(516.5)	(2,253.5)	(1,622.1)	(431.4)	(2,053.5)
Total	(2,426.3)	(674.3)	(3,100.6)	(3,854.8)	(937.5)	(4,792.3)
Cash and cash equivalents (net of bank overdrafts)			16,597.2			17,090.3
Current Investment securities			1,914.6			1,700.0
Net cash position			15,411.2			13,998.0

__________________________

(1)	LC refers to our local currency indebtedness.

(2)	FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2021, our short-term debt totaled R$847.1 million, 18.6% of which was denominated in foreign currencies. As of December 31, 2020, our short-term debt totaled R$2,738.8 million, 18.5% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2021, our long-term debt, excluding the current portion of long-term debt, totaled R$2,253.4 million, of which R$1,737.0 million was denominated in local currency. As of December 31, 2020, our long-term debt, excluding the current portion of long-term debt, totaled R$2,053.5 million, of which R$1,622.1 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2021
Long-term Debt Maturity in:	(in R$ million)
2023	745.9
2024	520.6
2025 and Later	986.9
Total	2,253.4

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

As of December 31, 2021, our local currency long-term debt borrowings consisted primarily of BNDES debts. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), the Enterprise Financing Program (FINEM) and leasing of furniture, vehicles, machinery and equipment.

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2021 was R$130.1 million with a current portion of R$37.2 million, and R$98.9 million as non-current. Percentages deferred typically range from 50% to 80% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 75% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2021 and 2020, we recorded R$1,879.3 million and R$1,489.42, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2021, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$7,677.1 million, consisting of R$4,645.2 million for our Brazil business segment, R$801.6 million for our CAC business segment, R$1,665.4 million related to investments in our Latin America South operations and R$564.9 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

In 2020, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$4,692.7 million consisting of R$3,114.9 million for our Brazil business segment, R$492.3 million for our CAC business segment, R$621.8 million related to investments in our Latin America South operations and R$463.7 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (UFRJ). This new center (ZITEC – Zone Innovation and Technology Center) replaces the previous R&D structure based in Guarulhos. ZITEC commenced operations in the final months of 2017, ramping up activities in 2018, in order to accelerate product innovation by developing new liquids and the most modern packaging to assure continuous product differentiation and yearly increases in quality and efficiency. One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. ZITEC made it possible for Ambev to reduce the time to launch innovations, from eight to four months. In 2020, continuing with our innovation driven strategy, we launched Berrió and Esmera, two brands made with local crop productions from in the States of Piauí and Goiás, respectively, Andes Origens and the most successful innovation in Ambev’s history, Brahma Duplo Malte. In 2021, we continued to expand our assortment with the launch of Michelob Ultra and Spaten in Brazil, a Munich Helles style, pure-malt beer. Another objective of the development center is to carry out studies of consumer perception and behavior, in order to capture future trends. The investment made in the center in the last five years was approximately R$121.0 million, including the renovations, in 2019, of production lines in the prototype laboratory, and R$11 million in 2021.

D.         Trend Information

Our strategy for 2022 will continue to be built around innovation, technology and collaboration with our ecosystem. We expect COVID-19 to continue bringing challenges and short-term volatility. For instance, rising inflationary pressure on disposable income impacted the industry during the second half of 2021 in different countries, and the Omicron variant impacted several markets during the holiday season and well into January 2022, which combined should lead to a tougher start of the year. In 2022, we will face less significant transactional FX headwinds compared to commodity prices headwinds. Still, both will pressure our EBITDA margin. Our average hedge rate for the real versus the U.S. dollar for 2022 is 5.39 (+2.1%). As a result, we expect our cost of goods sold excluding depreciation and amortization per hectoliter to increase between 16% and 19% for our Brazil Beer business (excluding non-Ambev marketplace products and assuming current commodity prices), due to an increase in commodities prices and the devaluation of the real relative to the U.S. dollar.

The outlook for 2022 reflects our current assessment of the scale and magnitude of the COVID-19 pandemic, which is subject to change as we continue to monitor ongoing developments.

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2021 Compared to Year Ended December 31, 2020” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.         Off-balance Sheet Arrangements

We have a number of off-balance sheet items which have been disclosed elsewhere in this annual report, under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Sources and Availability of Raw Materials,” under “Item 4. Information on the Company—B. Business Overview—Beer and CSD Production Process—Packaging” and under “Item 17. Financial Statements,” Note 29 to our consolidated financial statements, “Collateral and contractual commitments with suppliers, advances from customers and other.” Off-balance sheet items include future commitments of R$51,561.9 million as of December 31, 2021, as set forth in the table below:

Contractual Obligation	As of December 31, 2021
(in R$ million)
Purchase commitments with respect to property, plant and equipment	285.2
Purchase commitments with respect to raw materials	2,183.5
Purchase commitments with respect to packaging materials	47,370.3
Other commitments	1,722.9
Total	51,561.9

F.         Contractual Obligations

[Reserved]

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.         Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of eleven effective members and one alternate member, and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently fourteen. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholders. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	83	Co-Chairman and Director	1999	2023
Michel Dimitrios Doukeris (5)	48	Co-Chairman and Director	2018	2023
Milton Seligman	70	Director	2018	2023
Roberto Moses Thompson Motta	64	Director	1999	2023
Fabio Colletti Barbosa (4)	67	Director	2021	2023
Fernando Mommensohn Tennenbaum (4)	45	Director	2021	2023
Lia Machado de Matos (4)	44	Director	2021	2023
Nelson José Jamel	50	Director	2017	2023
Antonio Carlos Augusto Ribeiro Bonchristiano	54	Director (Independent)	2014	2023
Marcos de Barros Lisboa	57	Director (Independent)	2014	2023
Claudia Quintella Woods (4)	46	Director (Independent)	2021	2023
Carlos Eduardo Klutzenschell Lisboa	52	Director (Alternate)	2018	2023

____________________________________

(1)

Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Michel Dimitrios Doukeris was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed five directors: Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum and Lia Machado de Matos in addition to the alternate director Carlos Eduardo Klutzenschell Lisboa. FAHZ also appointed Fabio Colletti Barbosa. The three independent directors Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods were appointed jointly by ABI and FAHZ.

(2)

Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our Board of Directors on or after 2013 were originally elected as directors of Ambev S.A.

(3)	Annual Shareholders’ General Meeting held in April 2023.

(4)	Directors elected by the board of directors in March 2021 pursuant to our bylaws to replace directors who previously resigned.

(5)	Director elected by the board of directors in May 2021 pursuant to our bylaws to replace one director who previously resigned.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. He also serves as president of the Operations, Finance and Compensation Committee and the Related Parties and Antitrust Conducts Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently the Chairman of the Board of Directors and the Vice President of Fundação Antônio e Helena Zerrenner - FAHZ, the President of the deliberative council of Instituto Ambev de Previdência Privada - IAPP, a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, an alternate member of the board of directors of Itausa S.A., a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial - ETCO, and a member of the board of Diálogos pelo Brasil of FIESP- Federação das Indústrias de São Paulo. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

Michel Dimitrios Doukeris. Mr. Doukeris is Co-chairman of the Board of Directors of Ambev. Mr. Doukeris is ABI’s Chief Executive Officer since July 1, 2021. He joined the Company in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led ABI’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. In January 2018 he became the leader of Anheuser-Busch and the North American business. Mr. Doukeris holds a degree in chemical engineering from Universidade Federal Santa Catarina and a master’s degree in marketing from Fundação Getulio Vargas. He has also completed post-graduate programs in marketing and marketing strategy from the Kellogg School of Management and Wharton Business School in the United States.

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

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors and the Operations, Finance and Compensation Committee of Ambev. He currently is a member of the board of directors of ABI, StoneCo Ltd. and Restaurant Brands International. Mr. Thompson is also co-founder and board member of 3G Capital (private equity entity formed by the indirect controlling shareholders of the Company) and a former board member of Lojas Americanas S.A. and of São Carlos Empreendimentos e Participações S.A. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania where he is member of the Graduate Executive Board.

Fabio Colletti Barbosa. Mr. Barbosa is a member of the Board of Directors and the Related Parties and Antitrust Conducts Committee of Ambev. Mr. Barbosa is currently a member of the board of directors of the United Nations Foundation, Itaú-Unibanco, Cia Brasileira de Metalurgia e Mineração and Natura. He is also member of the Investment Committee and partner of Gávea Investimentos and the president of Fundação Itaú para Educação e Cultura. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and a MBA from the Institute for Management Development (Switzerland).

Claudia Quintella Woods. Ms. Woods is an independent member of the Board of Directors of Ambev. She is also a partner of Softbank and the Latin America Chief Executive Officer of WeWork since June 2021. Ms. Woods was previously the General Manager of Uber in Brazil between 2019 and 2021, the CEO of Webmotors, a leading online marketplace for cars from 2018 until 2019 and Director and Superintendent of Banco Original from 2014 to 2018. She holds a bachelor's degree from Bowdoin College (USA), a MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a certificate from Harvard Business School.

Fernando M. Tennenbaum. Mr. Tennenbaum is a member of the Board of Directors and of the Operations, Finance and Compensation Committee of Ambev. Mr. Tennenbaum is ABI’s Chief Financial Officer since April 29, 2020. He joined our Company in 2004 and has held various roles in the finance function including Treasury, Investor Relations and M&A. He most recently served as the Vice President of Finance for ABI’s South America Zone and Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev.

Lia Machado de Matos. Ms. Matos is a member of the Board of Directors of Ambev. Since 2016 she is the Chief Strategy Officer of Stone Co. Prior to that, Ms. Matos was a Family Office Director for Varbra from 2012 through 2016 and previously she served in several positions at McKinsey Consulting Company from 2006 through 2012, including Associate Partner. Ms. Matos holds a degree in Physics from the Universidade Federal do Rio de Janeiro and a PhD in physics and electrical engineering from the Massachusetts Institute of Technology.

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors and of the Operations, Finance and Compensation Committee of Ambev. He joined the Company in 1997 and has held various positions in the Company. From 2009 to 2015, he served as Chief Financial and Investor Relations Officer of the Company. From 2016 to 2019, he served as Vice President for ABI’s North America Zone, initially as Finance Vice President and since 2017 as Finance and Solutions Vice President. Currently he is the Chief People Officer of ABI. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro and a M.Sc in production engineering from the Universidade Federal do Rio de Janeiro.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He currently is a member of the board and the Chief Executive Officer of GP Investments Ltd. and also serves as a member of the board of directors of  G2D, BR Properties S.A. and Advisory Board of the Bodleian Library, University of Oxford. Mr. Bonchristiano has a degree in politics, philosophy and economics from the University of Oxford.

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

Carlos Eduardo Klutzenschell Lisboa. Mr. Klutzenschell Lisboa is an alternate member of the Board of Directors of Ambev. He joined the Company in 1993 and, since then, has held several positions in the Company. He served as Ambev’s Marketing Vice-President between 2005 and 2011, as President of BU Austral at Latin America South Zone of Ambev between 2011 and 2012, and as President of Labatt, our subsidiary in Canada, between 2013 and 2014. Mr. Klutzenschell Lisboa held the positions of Global Vice President for Global Brands at ABI, between 2014 and 2016, and of Zone President of Latin America South Zone of Ambev, between 2016 and 2018. Currently he serves as ABI’s Zone President of Middle Americas Zone.

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Jean Jereissati Neto	47	Chief Executive Officer	2019	2024
Lucas Machado Lira	45	Chief Financial, Investor Relations and Shared Services Officer	2020	2024
Leticia Rudge Barbosa Kina	45	Legal and Compliance Vice President Officer	2019	2024
Ricardo Morais Pereira de Melo	50	People and Management Vice President Officer	2016	2024
Eduardo Braga Cavalcanti de Lacerda	45	Commercial Vice President Officer	2018	2024
Valdecir Duarte	41	Industrial Vice President Officer	2022	2024
Paulo André Zagman	45	Logistics Vice President Officer	2019	2024
Ricardo Gonçalves Melo	51	Corporate Affairs Vice President Officer	2019	2024
Rodrigo Figueiredo de Souza	46	Procurement Vice President Officer	2015	2024
Eduardo Eiji Horai	36	Information Technology Vice President Officer	2020	2024
Daniel Cocenzo	47	Sales Vice President Officer	2020	2024
Daniel Wakswaser Cordeiro	37	Marketing Vice President Officer	2020	2024
Pablo Firpo	41	Non-Alcoholic Beverages Vice President Officer	2020	2024
Daniela Gavranic Cachich	48	Future Beverages Vice President Officer	2022	2024

_____________________________________________

(1)	The term of office will be unified until December 31, 2024.

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

Lucas Machado Lira. Mr. Lira is Ambev’s Chief Financial, Investor Relations and Shared Services Officer. He joined the Company in 2005 and, since then, has held leadership positions in different functions, including Head of Investor Relations, Supply Chain PMO, Corporate & Compliance Director, and Legal Manager for HILA and M&A at Ambev, as well as Global Finance Vice President for M&A, Global Legal Vice President Commercial/M&A and Global Finance Diretor for M&A at ABI. Mr. Lira holds a degree in law from Universidade Federal de Minas Gerais – UFMG and a LL.M. from Columbia University School of Law.

Leticia Rudge Barbosa Kina. Ms. Kina is Ambev’s Legal and Compliance Vice President Officer. She joined the Company in 2002 and has held several positions, including Legal Tax Manager and Corporate and Litigation Officer. Ms. Kina is also a member of the Board of Directors of WILL - Women in Leadership in Latin America, an international non-profit organization. Ms. Kina holds a law degree from Pontifícia Universidade Católica de Campinas and a degree in economics from Universidade Estadual de Campinas, in addition to a Corporate MBA from Ambev, a specialization in tax law from Universidade de São Paulo and a corporate reputation course from Stanford University.

Ricardo Morais Pereira de Melo. Mr. Melo is Ambev’s People and Management Vice President Officer. Since he joined the Company in 1996, he has held various positions in the sales department, including Commercial Manager in Recife, Salvador and São Paulo, Regional Sales Director in the Northeast and Rio de Janeiro regions and also National Sales Director in Brazil. Mr. Melo was also the Vice President of Sales at Labatt, Ambev’s subsidiary in Canada, and Vice President of Sales Strategy at ABI, in the United States. Mr. Melo holds a degree in civil engineering from Universidade Católica de Pernambuco and a Corporate MBA from Ambev.

Eduardo Braga Cavalcanti de Lacerda. Mr. Lacerda is Ambev’s Commercial Vice President Officer. Since 2001, when he joined the Company, he has held various positions, including Non-Alcoholic Vice President Officer for Ambev, Chief Executive Officer for CAC business unit of Ambev, Financial Vice President Officer in Europe for ABI, FP&A Global Vice President for ABI and head of M&A in Europe for ABI. Mr. Lacerda holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro.

Valdecir Duarte. Mr. Duarte is Ambev’s Industrial Vice President Officer. Since he joined the Company in 1998, Mr. Duarte has held various positions, including Director of the Company’s Engineering Center (CENG), Regional Director and Plant and Supply Chain Manager. Mr. Duarte holds a degree in engineering and a postgraduate degree in Global Business from Columbia Business School, in Corporate Management from INSPER and in Human Resources Management from Faculdade de Informática e Administração Paulista- FIAP.

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

Ricardo Gonçalves Melo. Mr. Gonçalves Melo is Ambev’s Corporate Affairs Vice President Officer. Since 1991, when he joined the Company, he has held several positions, including Compliance Vice President Officer, Tax Manager, Litigation Legal Manager, People Manager – Production and Legal Officer. Mr. Gonçalves Melo holds a law degree from Universidade do Estado do Rio de Janeiro and a MBA from Coordenação dos Programas de Pós-Graduação e Pesquisa de Engenharia. In addition, he concluded an executive program with the INSEAD-Wharton Alliance.

Rodrigo Figueiredo de Souza. Mr. Figueiredo is Ambev’s Procurement Vice President Officer. Since 1997, when he joined the Company as trainee, he has held various positions in Ambev and ABI, including Logistics & Procurement Vice President in Latin America Zone for ABI, Vice President of Supply Chain in Russia and Ukraine for ABI, Vice President of Logistics in Europe for ABI and Vice President People in Europe for ABI. Mr. Figueiredo holds a degree in civil engineering from Escola Politécnica da Universidade de São Paulo, an executive MBA from INSEAD-Wharton Alliance and a Corporate MBA from Ambev.

Eduardo Eiji Horai. Mr. Horai is Ambev’s Information Technology Vice President Officer. Before joining the Company on January 1, 2020, he served as Technology, Solutions Architecture and Customer Solutions Director and officer for Latin America at Amazon Web Services and was also part of the Enterprise Architecture department at Toyota Motor Europe in Belgium. Mr. Horai holds a degree in computer science from Universidade de Campinas - UNICAMP and a degree in Innovation and Entrepreneurship from the Vlerick Leuven-Gent Management School.

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

Daniel Wakswaser Cordeiro. Mr. Wakswaser is Ambev’s Marketing Vice President Officer. He joined the Company as a trainee in 2008 and has held several positions in Ambev and ABI. Wakswaser created and led the digital strategy area at Ambev, at the start of 2010. He was also involved in the creation of ZX Ventures globally, and also led, in Brazil, the acquisition and integration of breweries Colorado and Wäls. In the recent years, he held leadership roles in Brazil, Europe and the United States, including Global Vice President of Adjacencies for ABI, Global Marketing Vice President of Consumer Connections & Capabilities for ABI, Craft & Specialties Beer Director in Europe for ABI and Craft Beer Officer in Brazil. Wakswaser holds a degree in marketing from Escola Superior de Propaganda e Marketing - ESPM.

Pablo Firpo. Mr. Firpo is Ambev’s Non-Alcoholic Beverages Vice President Officer. Since 2002, when he joined the Company as a trainee, he held various positions at the Company and ABI in marketing organization, including Marketing Manager at Quilmes,a Company’s subsidiary in Argentina, Marketing Head in Chile, Marketing Officer for Core Brands at the Company’s Latin America South Zone and Global Communications Officer for Budweiser. In 2017 he became the Non-Alcoholic Beverages Vice President Officer at the Company’s Rio de la Plata business unit and held such position until the beginning of 2020. Mr. Firpo has a bachelor’s degree in economics from Universidad del CEMA, in Argentina.

Daniela Gavranic Cachich. Ms. Cachich is Ambev’s Future Beverages Vice President Officer. Before joining the Company, she held senior leadership positions in the marketing area of other consumer goods companies, including Chief Marketing Officer at PepsiCo from 2016 to August 2021. Also, she currently holds the position of effective member of the Advisory Board of Grupo Boticário. Ms. Cachich holds a degree in Business Administration from Universidade Mackenzie and a postgraduate degree in Marketing from Escola Superior de Propaganda e Marketing - ESPM.

B.         Compensation

The aggregate remuneration of all members of the Board of Directors and Executive Officers of Ambev in 2021 for services in all capacities amounted to R$103.9 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration Year Ended December 31, 2021
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
Board of Directors	12	6.6	-	-	1.3	1.8	-	-	-	-	-	-	6.4	16.2
Fiscal Council	6	1.6	-	-	0.3	-	-	-	-	-	-	-	-	1.9
Executive Officers	13	17.3	-	-	5.1	33.8	-	-	-	-	0.8	-	28.9	85.8
Total	31	25.5	-	-	6.7	35.5	-	-	-	-	0.8	-	35.3	103.9

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

On various dates in 2021, pursuant to the terms and conditions of our stock option plan, we acquired from our directors and executive officers a total of 569,640 shares of Ambev for R$10.6 million. Such amounts were calculated and paid taking into consideration the closing market price on the day of the transaction.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Management’s Remuneration Year Ended December 31,
	2021				2020				2019
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	12	0.6	1.2	8.8	13.0	0.3	1.5	7.9	13.0	0.3	1.8	9.0
Fiscal Council	6	0.2	0.3	0.5	6.0	0.2	0.3	0.5	5.7	0.2	0.3	0.4
Executive Officers	13	2.7	6.2	23.7	11.6	1.7	4.8	16.5	10.9	3,1	5.6	14.2

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADRs. As of December 31, 2021, there were outstanding rights under the Plan providing for the acquisition of 113.7 million Ambev common shares by approximately 550 people (including executive management and employees).

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

As a means of creating a long term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots of phantom stock – Lot A and Lot B – subject to lock-up periods of five and ten years, respectively. On the fifth or tenth anniversary of the granting of such lots, as the case may be, a beneficiary still employed with us shall receive, in cash, the amount corresponding to the B3 closing price of the relevant Ambev shares (or NYSE closing price in the case of ADRs), on the trading session immediately preceding such anniversary, with each phantom stock corresponding to one share (or ADR, as the case may be). Such share appreciation rights shall not give the beneficiary the right to actually receive any Ambev shares or ADRs; those securities shall merely serve as basis for the calculation of the cash incentive to be received by such beneficiary. Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the relevant anniversary of the share appreciation right.

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

In August 2021, the Board of Directors appointed the Operations, Finance and Compensation Committee to assist managing the decisions to be taken within the scope of the Share Plan, meanwhile some matters remained in the exclusive competence of the Board of Directors.

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

ABI Exceptional Stock Option Grants and Restricted Stock Units Grants

Since November 2008, ABI’s Board of Directors has approved several special grants of stock options and restricted stock units ("RSUs") granted to certain executives, including Ambev executives. Each stock option gives its beneficiary the right to purchase one existing common share of ABI at an exercise price equal to their fair value at the time of granting of the options and with a term of 10 to 15 years as from grant date. Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the RSUs and stock options. Each RSU gives its beneficiary the right to receive one existing common share of ABI at vesting, subject to specific forfeiture rules and subject to a vesting period of at least five years. In addition to specific forfeiture rules, some grants of stock options and restricted stock units are subject to a performance test. On the date hereof, some of these options and restricted stock units are still held by Ambev executives. Although the exercise of these ABI exceptional stock options and/or RSUs will not cause any dilution to Ambev, we record an expense in connection with them on our income statement.

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

As of December 31, 2021, we had 7,910 participants in our pension plans, including 369 participants in the defined benefit plan 7,541 participants in the defined contribution plan, and 1,071 retired or assisted participants.Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2021 as liabilities for pension plan benefits, see Note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

Our expenses under these programs amounted to R$1,420.6 million for the year ended December 31, 2021, R$57.2 million for the year ended December 31, 2020, and R$271.6 million for the year ended December 31, 2019.

C.         Board Practices

During 2021, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future. We also participated in conferences and non-deal road shows online. We hosted quarterly conference calls, transmitted simultaneously on the internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body. At our annual general shareholders’ meeting held on April 29 2021, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2022: José Ronaldo Vilela Rezende, Elidie Palma Bifano and Vinicius Balbino Bouhid, and, as alternates, Emanuel Sotelino Schifferle, Eduardo Rogatto Luque and Carlos Tersandro Fonseca Adeodato (the latter of whom serves as alternate only to Vinicius Balbino Bouhid). All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

Under our bylaws, at least two members of the Board of Directors shall be independent directors. For the applicable director independence criteria, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.” We currently have three independent members in our Board of Directors.

In 2021, Ambev received the Women on Board (WOB) certification, a UN Women-supported independent initiative whose purpose is to acknowledge, value and promote corporate environments in which women are part of the board of directors or at advisory councils. This certification is awarded to organizations that have at least two women sitting on their board of directors.

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

●	to monitor the Company's three-year planning;

●

to analyze and issue an opinion on the decisions of the Board of Directors regarding the compensation policies for the Board of Directors and Executive Management, including their individual compensation packages, to help ensure that the members of the Board and executive management are being adequately motivated to reach an outstanding performance in consideration for proper compensation;

●	to define the performance goals and compensation of the members of the Company's Board of Directors, within the limit approved by the annual general shareholders’ meeting;

●	to monitor the evolution of the Company's actuarial liabilities and investments in pension plans;

●	to monitor the investors relations strategies and the performance of our rating, as issued by the official rating agencies;

●	to monitor the evaluation of the executive officers, senior management and their respective succession plans;

●	to analyze and issue an opinion on our annual investment plan;

●

to analyze and issue an opinion on proposals by the Board of Executive Officers regarding opportunities for corporate restructuring, mergers, acquisitions, spin-offs, incorporations or disposals of equity interests involving the Company;

●	to analyze and monitor our capital structure and cash flow; and provide an opinion on the Company's shareholder compensation strategy; and

●	to verify compliance with the Company's Financial Risk Management Policy.

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fernando Mommensohn Tennenbaum, Roberto Moses Thompson Motta and Nelson José Jamel. The members of this committee are elected by the Board of Directors.

Related Parties and Antitrust Conducts Committee

The responsibilities of the Related Parties and Antitrust Conducts Committee are to assist the Board of Directors with the following matters:

●	related party transactions;

●	any general conflict of interest situations that may arise between the Company and related parties;

●	compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions;

●	compliance, by the Company, with legal, regulatory and statutory provisions concerning antitrust matters; and

●	other matters the Board of Directors may consider relevant and in the interest of the Company.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by a workgroup formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they adhere to the principles and practices set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such principles and practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at http://ri.ambev.com.br/, and the updated report was filed with the SEC on July 23, 2021. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices.

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

D.         Employees

As of December 31, 2021, we and our subsidiaries had a total of 52,806 employees, of whom approximately 51% were engaged in production, 34% in sales and distribution and 15% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2021	2020	2019
52,806	50,479	51,352

The following table shows the geographical distribution of our employees as of December 31, 2021:

Geographical Distribution of Ambev Employees as of December 31, 2021
Location	Number of Employees
Brazil	30,366
CAC	8,557
Dominican Republic	6,043
Cuba	784
Guatemala	179
Panama	1,551
Latin America South	10,015
Argentina	6,108
Bolivia	1,961
Uruguay	777
Paraguay	575
Chile	595
Canada	3,868
Total	52,806

Industrial Relations

As per the determined under Brazilian labor legislation, all of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions as of December 31, 2021. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

E.         Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 4, 2022:

Name	Amount and Percentage of Common Shares
Victorio Carlos De Marchi(1)	*
Michel Dimitrios Doukeris	*
Milton Seligman	*
Roberto Moses Thompson Motta	*
Fabio Colletti Barbosa	*
Claudia Quintella Woods	*
Fernando Mommensohn Tennenbaum	*
Lia Machado de Matos	*
Nelson José Jamel	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Carlos Eduardo Klutzenschell Lisboa	*
Jean Jereissati Neto	*
Lucas Machado Lira	*
Eduardo Braga Cavalcante de Lacerda	*
Ricardo Morais Pereira de Melo	*
Valdecir Duarte	*
Eduardo Eiji Horai	*
Ricardo Gonçalves Melo	*
Rodrigo Figueiredo de Souza	*
Paulo André Zagman	*
Leticia Rudge Barbosa Kina	*
Daniel Cocenzo	*
Daniel Wakswaser Cordeiro	*
Pablo Firpo	*
Daniela Gavranic Cachich	*

*         Indicates that the individual holds less than 1% of the class of securities.

(1)

This Board member is also trustee of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.         Major Shareholders

Introduction

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 4, 2022, Ambev had 15,738,144,757 shares outstanding. As of March 4, 2022, there were 1,416,958,032 Ambev ADSs outstanding (representing 1,416,958,032 Ambev shares, which corresponds to 9.0% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act. In addition, as of March 4, 2022, there were 143 registered holders of Ambev ADSs.

On May 13, 2020 and on December 9, 2020, our Board of Directors approved the execution of equity swap contracts. The settlement of these equity swap contracts was to occur over a maximum term of 18 months from the date of approval. The equity swap agreement executed on May 13, 2020 could have led to an exposure of up to 65 million common shares (all or part of which could have been in the form of ADRs), up to a value limit of R$1.0 billion, whereas the equity swap agreement executed on December 9, 2020 could have led to an exposure of 80 million common shares (all or part of which could have been in the form of ADRs), up to a value limit of R$1.2 billion. Both contracts were settled during 2021. As of December 31, 2021, there was no balance or any pending issue regarding these equity swap contracts.

Control

Our two direct controlling shareholders, IIBV and AmBrew, both of which are subsidiaries of ABI, together with FAHZ, held in aggregate 72.0% our total and voting capital stock (excluding treasury shares) as of March 4, 2022.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of March 4, 2022. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

In March 2021, our board of directors approved a share buyback program for the repurchase of up to 5,700,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2021, we repurchased 2,477,700 Ambev shares.

In 2022, as of March 4, we acquired 524,899  Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$ 7.8 million.

In 2021 we acquired 6,489,171 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$109.8 million.

In 2020, we acquired 2,937,533 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$47.4 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of March 4, 2022, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,416,958,032	9.0%
Interbrew International B.V	8,441,956,047	53.6%
AmBrew S.A	1,286,874,039	8.2%
FAHZ(2)	1,609,987,301	10.2%

(1)

Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.

(2)	Mr. Victorio Carlos De Marchi, who is a FAHZ-appointed director of Ambev, is also member of Advisory Board of FAHZ.

For a description of our major shareholders’ voting rights, see “—The Shareholders’ Agreement.”

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

Management of Ambev

The Shareholders’ Agreement establishes that Ambev will be managed by a Board of Directors and by a Board of Executive Officers. Ambev’s Board of Directors shall have one Chairman or two (2) Co-Chairmen.

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

●

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

●	the transformation of Ambev into a different form of legal entity.

FAHZ, IIBV and AmBrew, as well as any member appointed by them to our Board of Directors or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

●	analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;

●	analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries;

●	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and

●	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

Under the Shareholders’ Agreement, the following rules shall apply:

●

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

●

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

●

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

Ambev, ABI and its subsidiaries, such as Anheuser-Busch Inbev USA LLC (“ABI USA”) and Cervecería Modelo, among others, have entered into several agreements for the production, import, distribution and sale of branded products, such as Stella Artois, Beck's, Budweiser, Spaten, Michelob Ultra and Corona (including Corona Extra, Corona Light, Coronita, Pacífico and Modelo), among others (“ABI Products”) by Ambev in Brazil and its subsidiaries located in countries in which the Company has operations, such as Canada, Argentina, Chile, Paraguay, Uruguay, Bolivia, Dominican Republic, Panama, Guatemala, among others. These agreements were duly approved by the Related Parties and Antitrust Conducts Committee and the Company’s Board of Directors. See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

In November 2021, Ambev and ABI negotiated the general guidelines on royalties and transfer price for the royalty percentages and mark-ups applicable to the production, import, distribution and sale of (a) finished products of ABI and/or its respective subsidiaries by the Company and/or its respective subsidiaries; and (b) finished products of the Company and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All metrics, prices and methodologies were stablished on similar arm’s length basis, based on a study carried out by a top-tier external audit firm, duly approved by the Related Parties and Antitrust Conducts Committee and the Company’s Board of Directors.

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

Ambev and ABI

Licensing Agreements

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Renegotiation of Tenedora’s shareholders agreement

We and ELJ currently own 85% and 15% of the shares of Tenedora, respectively, which in turns owns Cervecería Nacional Dominicana, S.A. On July 2, 2020, we and ELJ amended the Tenedora’s Shareholders Agreement (the “Shareholders Agreement”) to extend our partnership and change some of the terms of the put and call options provided therein. Pursuant to this amendment, ELJ’s put option currently covers two different tranches: (i) Tranche A, corresponding to 12.11% of the shares, is subject to a put option exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, is subject to a put option starting in 2026. Our call option relating to Tranche A shares may be exercised starting in 2021 and our call option relating to the Tranche B shares may be exercised starting in 2029. As of the date hereof, these options have not been exercised. The terms and conditions of these options are further described in Note 28 Item IV (d) to our audited consolidated financial statements.

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

To the extent that we believe contingencies arising from these proceedings will probably be materialized, they have been recorded in the balance sheet. As of December 31, 2021, our provisions for legal contingencies totaled R$847.2 million, of which R$776.1 million were recorded in provision account and R$71.1 million in income taxes (IRPJ and CSLL) contingencies, in accordance with IFRIC23. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$82.4 billion as of December 31, 2021. Our estimates are based on reasonable assumptions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. For more information, see Notes 27 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2021, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to income taxes (IRPJ and CSLL), Social Contributions on Gross Revenues (PIS and COFINS), ICMS Value-Added Tax and IPI Excise Tax. As of December 31, 2021, we had made provisions of R$ 346.7 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2021, we were party to tax proceedings with a total estimated possible risk of loss of R$81.5 billion. Approximately 67% (R$54.3 billion) of this figure is related to controversies related to payment of IRPJ and CSLL, and approximately 33% (R$26.6 billion) is related to controversies involving the payment of PIS, COFINS, ICMS Value-Added and IPI Excise Tax, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

ICMS Value-Added Tax, IPI Excise Tax and PIS and COFINS

Manaus Free Trade Zone – IPI / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax, PIS and COFINS. With respect to IPI Excise Tax, our subsidiaries have been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, we have been receiving a number of tax assessments from the Brazilian Federal Tax Authorities (“RFB”), relating to the disallowance of such credits.

We have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI Excise Tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev.

In April 2019, the Brazilian Supreme Court announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, we reclassified part of the amounts related to the IPI Excise Tax cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF, such as disputes encompassing the fiscal classification of concentrate units which are currently in course before the Brazilian Administrative Federal Tax Court (“CARF”). The cases are being challenged at both the administrative and judicial levels. Our management estimates the possible losses related to these proceedings to be approximately R$4.9 billion as of December 31, 2021. We have not recorded any provision in connection with these assessments.

IPI Excise Tax Suspension

In 2014 and 2015, we received tax assessments from the RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. In 2020, Ambev received a final partial favorable decision at the administrative level in one of the cases. At the judicial level, the cases are still at an initial stage. Our management estimates the possible losses related to these assessments to be approximately R$1.6 billion as of December 31, 2021. We have not recorded any provision in connection with these assessments.

ICMS-ST Trigger

Over the years, we and our subsidiaries received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$8.4 billion as of December 31, 2021, classified as a possible loss and, therefore, for which we have made no provision.

ICMS tax incentives

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax authorities. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal and the judgement is pending. There are other assessments related to this same State Tax Incentive Program and some of them are being discussed at the judicial level. Our management estimates the amount related to these assessments to be approximately R$0.6 billion as of December 31, 2021, classified as a possible loss and, therefore, for which we have made no provision.

Over the years, we have also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the possible losses related to these assessments to be approximately R$ 0.5 billion as of December 31, 2021. We have not recorded any provision in connection therewith.

ICMS tax credits

We are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the “ICMS tax war” shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision does not change the likelihood of loss in Ambev´s tax assessments. Our management estimates the possible losses related to these assessments to be approximately R$2.0 billion as of December 31, 2021. We have not recorded any provision in connection therewith.

Our subsidiary Arosuco has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. The cases are being challenged at the administrative level. Arosuco management estimates the possible losses related to these assessments to be approximately R$0.5 billion as of December 31, 2021. We have not recorded any provisions in connection therewith.

In addition, in 2018 and 2021, we received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. Our management estimates the possible losses related to these assessments to be approximately R$0.7 billion as of December 31, 2021. We have not recorded any provisions in connection therewith.

PIS/COFINS bonus over products

We have received tax assessments issued by the RFB charging PIS and COFINS allegedly due over bonus products granted to our customers. These charges are being challenged at both the judicial and administrative levels of the courts. In 2020, we received final favorable decisions at the administrative level in some of these cases and other favorable decisions that are still subject to review. At the judicial level, one case is pending decision by the Appellate Court after the lower court judge rendered an unfavorable decision against Ambev. Our management estimates the possible losses related to these assessments to be approximately R$1.8 billion as of December 31, 2021. No related provision has been made.

Foreign Earnings

Since 2005, we and certain of our subsidiaries have been receiving a number of assessments from the RFB relating to profits of our foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In the judicial proceedings, we have received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second level judicial court.

As of December 31, 2021, our management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies was approximately R$7.5 billion that has been classified as possible risk, and R$54.1 million that the chances of loss has been classified as probable.

Disallowance on Income Tax Deduction

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018. In response, an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court. As of December 31, 2021, Arosuco management estimates that the updated assessed amount was of approximately R$2.1 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made.

This uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, continued to be adopted by Arosuco impacting calendar years following those assessed (2019-2021) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Goodwill - InBev Holding

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Holding Brasil’s merger. At the administrative level, decisions partially favorable to Ambev were rendered by both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of Administrative Courts and requested injunctions to suspend the enforceability of the remaining amount being charged. The injunctions were granted.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization (from 2011 to 2013) and filed a defense. Partially favorable decisions were rendered by the first level administrative court and the Lower Administrative Court. We filed a special appeal for analysis of the case by the Administrative Upper House, and the judgment is pending. For the unfavorable portion of the decision which became final at the administrative level, we filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining amount being charged. The injunction was granted.

As of December 31, 2021, our management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, was approximately R$10.4 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made. In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by ABI pursuant to the merger protocol, as well as related costs.

Goodwill - Beverage Associate Holding (BAH)

In October 2013, we received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited, or BAH, into us. The decision from the first level administrative court was unfavorable and we filed an appeal to the Lower Administrative Court against the decision which was partially granted. Given the partially favorable decision, both the Brazilian tax authorities and us appealed to the Upper Administrative Court. The decision regarding these appeals is still pending.

In April and August 2018, we received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. The decisions rendered by the first level administrative court were unfavorable to us and we filed appeals to the Lower Administrative Court, which were partially granted. Given the partially favorable decisions, both the Brazilian tax authorities and us appealed to the Upper Administrative Court. The decision regarding these appeals is still pending. As of December 31, 2021, our management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, was approximately R$2.3 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made.

Goodwill - CND Holdings

In November 2017, we received a tax assessment related to the goodwill amortization resulting from the merger of CND Holdings into Ambev. The decision issued by first level administrative court was unfavorable to us. We filed an appeal to the Lower Administrative Court which was partially granted. Given the partially favorable decision, both us and the Brazilian tax authorities appealed to the Upper Administrative Court. The decision regarding these appeals is still pending. As of December 31, 2021, our management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, was approximately R$0.9 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made.

Disallowance of financial expenses

In 2015, 2016 and 2020, we received tax assessments from the RFB related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. After we presented our defenses, the first level administrative court rendered a favorable decision with respect to the 2016 case and a partially favorable decision in connection with the 2020 case, against which we filed an appeal to the Lower Administrative Court challenging the unfavorable portion of the decision. The judgment of this appeal is currently pending. The favorable portion of these decisions are subject to mandatory review by the Lower Administrative Court. The 2015 case is still pending decision by the first level administrative court. As of December 31, 2021, our management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies was approximately R$5.0 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made.

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

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments, from 2015 and 2016. In these cases, we filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. We filed defenses to the first level administrative court. In 2021, the first level administrative court rendered unfavorable decisions with respect to both the 2015 and 2016 isolated fine cases in two of these assessments and we filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. There is a third tax assessment charging such isolated fine that awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial.

As of December 31, 2021, our management estimated that the updated assessed amount was approximately R$11.3 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made.

This uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, continued to be applied by the Company impacting calendar years following those assessed (2018-2021). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, our management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

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

In March 2019, a new tax assessment regarding the same subject matter was received and we filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal.

As of December 31, 2021, Arosuco’s management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, was approximately R$0.5 billion. The risk of loss has been classified as possible and, accordingly, no related provision has been made.

Deductibility of IOC expenses

In 2013, as approved at our Shareholders Meeting, we implemented a corporate restructuring to simplify our corporate structure and convert into a single class of shares, among other matters. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity Companhia de Bebidas das Américas into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, we received a tax assessment from the RFB questioning the interest on capital, or IOC, deduction in 2014. The tax assessment refers primarily to the accounting and corporate effects of the corporate restructuring carried out by us in 2013 and its impacts on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court which awaits judgement. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court which also awaits judgement. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

As of December 31, 2021, our management estimated that the updated assessed amount was approximately R$10.5 billion. The risk of loss has been classified as possible and, accordingly, no related provision has been made.

The uncertain tax position, as per IFRIC 23 and according to Ambev’s explanatory note 3(i) - Summary of Significant Accounting Policies, continued to be adopted as we also distributed IOC in the years following the assessed period (2017-2021) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis and arguments as the aforementioned tax assessments, our management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

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

Tax Proceedings Initiated By Us

PIS and COFINS Recovery - exclusion of ICMS (VAT) from the basis of calculation

We are plaintiffs in several tax proceedings, in which we seek to recover tax credits due to the unconstitutional inclusion of ICMS in the tax base of PIS and COFINS. For more information, see “Presentation of Financial and Other Information—PIS and COFINS Recovery - exclusion of ICMS (VAT) from the basis of calculation.”

Corporate Income Taxes Recovery – SELIC interest upon the recovery of taxes

We are plaintiffs in several proceedings, in which we seek the right to recover income tax and social contribution, as well as PIS and COFINS calculated and paid over SELIC interest earned upon the recovery of taxes and judicial deposits. For more information, see “Presentation of Financial and Other Information—Corporate Income Taxes Recovery – SELIC interest upon the recovery of taxes.”

Subsequent events

Not applicable.

Labor Matters

We are involved in more than 18,000 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2021, we made provisions totaling R$124.2 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss.

In connection with the labor matters, we are also involved in claims regarding the social charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$350.0 million as of December 31, 2021. We have recorded provisions of approximately R$34.8 million for proceedings where we consider the chance of loss to be probable.

Ambev Third-Party Supplier – Labor Investigations

In May 2021, Ambev was notified by Brazilian labor authorities to join certain administrative proceedings together with (i) Transportadora Sider Limeira EIRELI (“Sider”), a transportation company contracted by Ambev on a recurring spot basis and (ii) a third-party competitor of Ambev to which Sider had also provided transportation services. Ambev was deemed to be jointly and severally liable for purported human rights violations committed by Sider with respect to the working conditions of 23 foreign employees, under the terms of Brazilian Labor Law, including violations to article 444 of Law-Decree No. 5,452 and to article 2-C of Law No. 7,998. Following a hearing, Sider entered into a settlement with those foreign employees, paying them compensation for (i) outstanding salary payments and legal termination fees and (ii) moral damages.

Subsequently, the Brazilian Ministry of Labor (the “Ministry of Labor”) issued infraction notices against Sider, Ambev and the third-party competitor. Investigations are currently ongoing, and Ambev strongly disputes any involvement in the alleged facts underlying these investigations. However, in the event that the infraction notices are confirmed by the administrative authority, Ambev may be subject to fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments), and may be included in the Brazilian register of employers (Cadastro de Empregadores) that have subjected workers to poor working conditions (“Register of Employers”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. Ambev’s inclusion in the Register of Employers may result in (i) restrictions on access to state-owned banks’ credit lines and (ii) a negative impact on risk-assessments made by private banks and other parties. However, if an adverse administrative decision is rendered, Ambev can challenge such decision in court. As of 31 December 2021, Ambev has not recorded any provisions in connection with these infraction notices as it considers the chance of loss to be possible.

In addition, the Brazilian Public Labor Prosecutor’s Office (the “Public Labor Prosecutor’s Office”) has opened a civil investigation to assess the underlying facts and the role of each of the three companies in the event. The investigation is currently ongoing, and Ambev strongly disputes any involvement in the alleged facts underlying this investigation and believes that there are no grounds for Ambev’s purported liability. However, if the ongoing investigation is not closed or settled, the Public Labor Prosecutor’s Office may file a public civil action seeking compensation for collective damages and the imposition of certain restrictions on Ambev’s transportation activities. As of 31 December 2021, Ambev has not recorded any provisions in connection with this civil investigation.

Civil Claims

As of December 31, 2021, we were involved in more than 4,775 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$ 252.9 million reflecting applicable adjustments, such as accrued interest, as of December 31, 2021 in connection with civil claims.

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

We are aware of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. The other six lawsuits were ruled favorably to Ambev by the Superior Court of Justice (“STJ”). Three cases were dismissed by the STJ’s Special Court and were subject to a new appeal to the Brazilian Supreme Court. In February 2022, the plaintiffs’ appeals to STF were denied by the Supreme Court Reporting Justice under the argument that there is no constitutional matter related to these cases to be decided by the Court, decision that can still be subject to appeal to the STF’s chamber of justices. One case was ruled favorably to Ambev by the STJ’s Special Court and the judgment became final. Another case was remitted to the STJ’s lower court for a new judgment. The sixth case was ruled favorably to Ambev and it was subject to an appeal to the Brazilian Supreme Court, which was denied. Such decision became final.

In the event the plaintiffs prevail in the above six pending proceedings, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe the warrants object of those six proceedings represented, on December 31, 2021, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$1.1 billion as of December 31, 2021.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidences should have been produced before the case’s dismissal. Ambev filed a motion for clarification against the decision, which was rejected and such decision became final. The case has now returned to the lower court for a new trial, which is currently pending. Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

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

Annual adjusted net income not distributed as dividends or interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian Corporation Law and our bylaws. Therefore, annual adjusted net income amounts may not necessarily be available to be paid as dividends. We may also not pay dividends to our shareholders in any particular fiscal year based on the opinion of the Board of Directors that such distribution would be inadvisable in view of our financial condition at the time. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless used to offset subsequent losses. For further information on this matter, see “Item 3. Key Information— D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Our shareholders may not receive any dividends.”

For further information on provisions of the Brazilian Corporation Law relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by us under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of dividends approved, which relates to the second half of the 2021 fiscal year, was paid by Ambev on December 30, 2021.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

Second half 2019	December 30, 2019	0.417	0.103

Second half 2020	December 30, 2020	0.3516	0.079

Second half 2020	January 28, 2021	0.0767	0.014

Second half 2021	December 30, 2021	0.1334	0.023

Second half 2021	December 30, 2021	0.3996	0,070

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

B.         Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2021.

ITEM 9.         THE OFFER AND LISTING

A.         Offer and Listing Details

Not applicable. Information regarding the price history of the stock listed as required by Item 9.A.4 is set forth below in “—C. Principal Market and Trading Market Price Information.”

B.         Plan of Distribution

Not applicable.

C.         Principal Market and Trading Market Price Information

We are registered as a publicly held company with the CVM. Our common shares are listed on the B3 under the symbol “ABEV3” and our ADSs are listed on the NYSE under the symbol “ABEV”. Our shares and ADSs began trading on the B3 and the NYSE, both on November 11, 2013. The shares and ADSs of Old Ambev ceased all trading activities on those stock exchanges on the close of business of November 8, 2013.

Ambev has only one class of shares (i.e, voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March , 2022, Ambev had 15,738,144,757 shares outstanding. As of March 4, 2022, there were 1,416,958,032 Ambev ADSs outstanding (representing 1,416,958,032 Ambev shares, which corresponds to 9.0 of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e, the United States) for purposes of the Exchange Act. In addition, as of March 4, 2022 there were 143 registered holders of Ambev ADSs.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated by the CVM, which has regulatory authority over the stock exchanges and securities markets, as well as by the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed primarily by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented, as well as by rules and regulations issued by the CVM, the CMN and Brazilian Central Bank. These laws and regulations, among others, provide for disclosure requirements, criminal penalties for insider trading and price manipulation, and protection of minority shareholders, licensing procedures, supervision of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held, such as Ambev, whose shares are publicly traded on the B3, or privately held. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements relating to the periodic disclosure of information and material facts. Additionally, the CVM within its regulatory authority may request information or clarification from us regarding our business activities and/or transactions to which we are a party. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges, including B3, or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

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

Trading on the Brazilian Stock Exchanges

B3 is a stock exchange and leading operator of registration, clearing, custodial and settlement services for equities, financial securities, indices, rates, commodities, and currencies in Brazil. B3 is currently the only Brazilian stock exchange on which private equity and private debt may be traded.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2021, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3.7 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of December 31, 2021 the ten shares with greatest representation on the IBOVESPA index of the B3 accounted for 52% of the total weight of all companies included in that stock index.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Item 10. Key Information—D. Selected Financial Data—Exchange Controls” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment.”

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

On December 26, 2021, our Board of Directors approved the issuance of 2,229,617 new common shares with no par value as a result of the exercise of options granted under the “Migration Program,” approved by our Board of Directors on July 31, 2013, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$11.97 and our capital stock following the increase sums R$ 58,042,463,613.60, represented by 15,744,452,169 common shares with no par value.

As of March 4, 2022, our capital stock was equal to R$58,042,463,613.60 divided into 15,744,452,169 issued common shares, without par value, of which 6,307,412 were treasury shares, with no further changes since December, 2021. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

The Board of Directors individualize the compensation for each member of our management (including Directors), subject to the maximum global compensation amount approved by our shareholders. Each individual Director is prevented from voting on the decision regarding their own compensation. For more information on management compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Operations, Finance and Compensation Committee.”

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

Rights of the Ambev Common Shares

Each of our common shares is indivisible and entitles its holder to one vote at any shareholders’ meeting of Ambev. In accordance with our bylaws and the Brazilian Corporation Law, shareholders have the right to receive dividends or other distributions in proportion to their equity interest in our share capital. For additional information regarding the payment of dividends and other distributions relating to our common shares, see “Item 8. Financial Information” and “Consolidated Financial Statements and Other Financial Information—Dividend Policy.” In addition, our shareholders may freely transfer their shares and are entitled to be included in a statutory sale of control tender offer upon a disposition of our control (see item “Disclosure of the Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council” for more information).

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

Moreover, pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

●	the right to participate in our profit distributions;

●	the right to participate in our remaining assets in proportion to its equity interest in our share capital in the event of our liquidation;

●	preemptive rights to subscribe for our common shares, convertible debentures and warrants, except in certain circumstances under the Brazilian Corporation Law, as described in “—Preemptive Rights”;

●	the right to inspect and monitor our management, in accordance with the Brazilian Corporation Law;

and

●	the right to exercise appraisal rights and withdraw from the Company in the cases provided under the Brazilian Corporation Law, as described in “—Appraisal Rights.”

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

A shareholders’ meeting is convened by publishing a meeting call notice no later than 21 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in a newspaper with general circulation in São Paulo, where we have our registered office. In certain circumstances, however, the CVM may require that the first notice be published no later than 30 days prior to the meeting. At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Rule No. 481 of December 17, 2009, also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

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

●

creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;

●

modifying a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares;

●	reducing the minimum mandatory dividend;

●	merging Ambev with another company or consolidating or executing a spin-off of Ambev;

●

related party transactions, or the sale or contribution of assets to another company, in each case if the amount involved exceeds 50% of the amount of our assets indicated in the most recently approved balance sheet;

●	changing our corporate purpose; and

●	dissolving Ambev or ceasing its liquidation status.

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

The participation and remote voting in general shareholders’ meetings of publicly-held companies are regulated by CVM Rule No. 561, as amended, which aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals, as well as to enhance the corporate governance instruments available in the Brazilian market. For this purpose, this regulation provided the following:

●	the creation of a remote voting bulletin through which shareholders may exercise their right to vote prior to the date the general meeting is held;

●

the possibility of inclusion of candidates and proposals of deliberation of minority shareholders in that bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in general meetings; and

●

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

CVM Rule No. 622 of April 17, 2020, as amended, further regulated the possibility of publicly held companies to hold virtual or hybrid (i.e. physical and virtual) shareholders’ meetings, including certain procedures that must be adopted by such companies when holding these types of meetings. The notice to a shareholders’ meeting must indicate the format of the meeting and the actions that shareholders must take to participate remotely.

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

●

reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect; up to 10% of the distributable amount may be contributed under this concept;

●	reductions caused by amounts allocated to the Legal Reserve or Contingency Reserves (see “—Reserves”); and

●	increases caused by reversals of reserves constituted in prior years.

Minimum Mandatory Dividend

We are required by our bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 a minimum mandatory dividend equivalent to no less than 40% of the distributable amount. In addition to the minimum mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount plus the balance available in certain profit reserves, including our statutory “Investment Reserve,” to which we allocate distributable amounts from previous fiscal years not paid as dividends (see “—Reserves”) and retained profits. Furthermore, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on shareholders’ equity based on the accrued profits or existing profits (retained profits or certain profits reserves) presented in the latest annual or six-month balance sheet. Interim dividends and interest on shareholders’ equity are always deemed as an advancement towards the minimum mandatory dividend.

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

●

50% of net income (after the deduction of social contribution on net income but before taking into consideration the provision for corporate income tax and the amounts attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

●	50% of the sum of retained profits and profit reserves as of the date of the beginning of the period in respect of which the payment is made.

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

Unrealized Income Reserve

Pursuant to the Brazilian Corporation Law, the amount by which the minimum mandatory dividend exceeds the “realized” portion of net income for any particular year may be allocated to the Unrealized Income Reserve. The realized portion of net income is the amount by which the adjusted net income exceeds the sum of:

●	our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

●	the net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

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

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of our common shares owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “—Rights of the Ambev Common Shares” and “—Shareholders’ Meetings.” The right to convert payments of dividends (including interest on shareholders’ equity) and proceeds from the sale of our common shares into foreign currency and to remit those amounts outside Brazil, however, is subject to exchange control and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders.”

Appraisal Rights

Under the Brazilian Corporation Law, dissenting shareholders have appraisal rights that allow them to withdraw from the Company and be reimbursed for the value of their Ambev common shares, whenever, among other instances, a decision is taken at a shareholders’ meeting to:

●	create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our bylaws;

●

modify a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or create a new class with greater privileges than the existing classes of preferred shares;

●	reduce the minimum mandatory dividend;

●	merge or consolidate us with another company;

●	change our corporate purpose;

●

conduct a spin-off of Ambev, if the new entities resulting from the spin-off have different primary corporate purposes or a lower minimum mandatory dividend or such spin-off causes us to join a group of companies (as defined in the Brazilian Corporation Law);

●	transform us into another corporate type;

●	conduct a stock swap merger of Ambev with another company, so that Ambev becomes a wholly-owned subsidiary of that company; or

●	approve the acquisition of control of another company, the price of which exceeds the limits set forth in the Brazilian Corporation Law.

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

Disclosure of the Ownership and Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council

Pursuant to CVM rules, our directors and officers and members of our fiscal council or of any technical or advisory committee are required to disclose to us, to the CVM and to the B3 the number, type and manner of acquisition of any securities issued by us, or by our publicly held subsidiaries and held by them or any persons related to them (such as a spouse, companion or dependent). The information regarding the trade of any such securities (including the name and identification of the owner of the shares, amount and characteristics of the securities, form, price and date of the trade) must be provided to CVM within 10 days following the end of the month in which they were traded.

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership to the CVM and to the Brazilian stock exchange. In addition, according to CVM Rule No. 44, dated August 23, 2021 (“CVM Rule No. 44”), if any such shareholder or any shareholder electing members of the board of directors increases or decreases its participation in our capital stock directly or indirectly exceeding thresholds of 5% multiples (i.e. 5%, 10%, 15% etc.), this person or entity must disclose its shareholder ownership to CVM in the terms mentioned above.

According to CVM Rule No. 44, individual investment or disinvestment plans for direct or indirect controlling shareholders, members of any statutory governing bodies of a corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are allowed, subject to certain requirements.

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

●

upon a sale of our control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;

●

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

●

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

●

upon the occurrence of a tender offer aimed at delisting a company or through which the controlling shareholders will acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;

●	members of our Board of Directors elected by noncontrolling shareholders (in a separate voting mechanism) have the right to veto the choice of the independent auditor by the Board;

●

our controlling shareholders, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the B3; and

●

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

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo and others have challenged, in the Brazilian Supreme Court, state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional (Brazilian tax war). Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. On August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. That is, in view of the Supplementary Law No. 160/2017 and Confaz Interstate Agreement No. 190/2017, the compliance by the states with the remission, amnesty and/or reinstitution requirements shall be assessed, especially regarding the registration and deposit of tax benefits and their deadline of enjoyment established by the Supplementary Law. So far, most of the tax benefits programs granted to Ambev have been republished and reinstalled by the granting state. Moreover, in August 2020, the Brazilian Supreme Court issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of ICMS tax war shall be considered unconstitutional, except for the credits derived from tax benefits that have been complied with the validation process provided for in Supplementary Law No. 160 and Confaz Interstate Agreement No. 190. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and “Item 3. Key Information—D. Risk Factors.”

D.         Exchange Controls and other Limitations Affecting Security Holders

There are no restrictions on ownership of the ADSs or Ambev’s preferred shares or common shares by individuals or legal entities based on location and/or nationality of the respective investor. However, the right to convert dividends and interest on shareholders’ equity payments arising from Ambev’s shares, as well as proceeds from the sale of Ambev’s shares, into U.S. dollars and to remit such amounts outside Brazil is subject to exchange control restrictions and foreign investment legislation. Such operations generally require that the relevant investments be registered with the Brazilian Central Bank and foreign investors are registered with the CVM.

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

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, (i) as a foreign direct investment under CMN Resolution 3,844; or (ii) as a portfolio investment under CMN Resolution No. 4,373, and CVM Rule No. 13, dated November 18, 2020. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Federal Revenue. This registration process is undertaken by financial institution or by an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

Foreign direct investors under CMN Resolution 3,844 may directly hold and sell securities in both private and open market transactions, but these investors are likely to be subject to a different tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions.

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

In addition, any foreign investor must also be registered with the Receita Federal do Brasil (Brazilian Federal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,863 of December 28, 2018.

In order to be accredited to invest under CMN Resolution 4,373, foreign investor must:

●

appoint a legal representative duly accredited with the Brazilian Central Bank, that will be responsible for complying with the registration and periodically reporting requirements of the Brazilian Central Bank and the CVM;

●	appoint a custodian duly accredited with the CVM;

●	hold a brokerage account with the accredited custodian;

●	appoint a tax representative in Brazil;

●	be registered with the Brazilian Federal Revenue, to obtain the enrollment of taxpayer registration;

●	be registered as a foreign investor with the CVM; and

●	through the appointed representative in Brazil, register the foreign investment with the Brazilian Central Bank.

The foreign investment in Ambev’s shares underlying the ADSs was registered by the Custodian on behalf of The Bank of New York Mellon, the depositary for the ADS programs of Ambev, or “Depositary”, enabling the Custodian to convert dividends and other amounts distributed by Ambev into foreign currency and remit such proceeds outside Brazil to the Depositary.

If a holder of ADSs decides to exchange such ADSs for the underlying Ambev’s shares, the holder will be entitled to (i) sell the shares in the stock exchange and rely on the Depositary’s electronic registration to obtain and remit U.S. dollars abroad; (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under CMN Resolution 3,844. If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under CMN Resolution 3,844, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for Ambev’s shares.

In the event that a conversion of ADSs into foreign portfolio investments or foreign direct investment takes place, the Custodian is authorized to update the Depositary’s electronic registration to reflect such transaction.

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

The discussion does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase our common shares or ADSs. The discussion below is based on Brazilian law as currently in effect. Any change in such law may change the consequences described below.The following discussion does not specifically address all of the Brazilian tax considerations applicable to any particular Non-Brazilian Holder, and each Non-Brazilian Holder should consult his or her own tax advisor concerning the Brazilian tax consequences of an investment in our common shares or ADSs.

The tax consequences described below do not take into account the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The summary below does not address any tax consequences under the tax laws of any state or locality of Brazil.

The summary below does not address any tax issues that affect only the company, such as the deductibility of expenses.

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

It should be noted that Law No. 11,638 dated December 28, 2007, effective as of 2008, significantly altered the Brazilian Corporate Law in order to align Brazilian GAAP with IFRS, as issued by the IASB. Nonetheless, Law No. 11,941 dated May 27, 2009 introduced the Transitory Tax Regime (Regime Tributário de Transição) (“RTT”), in order to render neutral, from a tax perspective, all the changes provided by Law 11,638/07. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007 (“2007 Profits”).

Profits determined pursuant to Law 11,638/07 (“IFRS Profits”) may differ from the profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007.

While it was a general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, has established that legal entities should observe the 2007 Profits, in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

Any profits paid in excess of said 2007 Profits (“Excess Dividends”) should, in the tax authorities’ view and in the specific case of non-resident beneficiaries, be subject to the following rules of taxation: (i) 15% WHT, in case of beneficiaries domiciled abroad, but not in Low or Nil Tax Jurisdiction (as defined below), and (ii) 25% WHT, in case of beneficiaries domiciled in Low or Nil Tax Jurisdiction (as defined below).

In order to mitigate potential disputes on the subject, Law No. 12,973, dated May 13, 2014, in addition to revoking the RTT, introduced a new set of tax rules, or the New Brazilian Tax Regime, including new provisions with respect to Excess Dividends.

There can be no assurance that the current tax exemption on dividends distributed by Brazilian companies will continue in the future.

Taxation of Gains

According to Article 26 of Law No. 10,833/2003, as amended, gains realized by a Non-Brazilian Holder (understood as a non-Brazilian tax resident) on a sale or disposition of assets located in Brazil, such as our common shares, are generally subject to WHT in Brazil, regardless of whether the sale or other disposition is made by a Non-Brazilian Holder to another non-Brazilian resident or to a Brazilian resident. With respect to the ADSs, arguably the gains realized by a Non-Brazilian Holder on the disposition of ADSs, including to another non-Brazilian resident are not taxed in Brazil, based on the argument that ADSs would not constitute assets located in Brazil for purposes of Law No. 10,833/03. However, we cannot assure you how Brazilian courts would interpret the definition of assets located in Brazil in connection with the taxation of gains realized by a Non-Brazilian Holder on the disposition of ADSs, including to another non-Brazilian resident. As a result, gains on a disposition of ADSs by a non-Brazilian holder to a Brazilian resident, or even to a non-Brazilian holder in the event that courts determine that ADSs would constitute assets located in Brazil, may be subject to income tax in Brazil according to the rules further described.

As a rule, capital gains realized as a result of a transaction carried out in a Brazilian stock exchange can be measured by the positive difference between the amount obtained as a result of the sale or exchange of a security and its respective acquisition cost. There is a controversy regarding the currency that should be considered for purposes of determining the capital gain realized by a Non-Brazilian Holder on a sale or disposition of shares in Brazil, more specifically, if such capital gain is to be determined in foreign or in local currency (BRL).

Until December 31, 2016, the applicable general income tax rate for non-residents was 15%. Law No. 13,259, dated March 17, 2016, or Law No. 13,259/16, increased the income tax rates applicable to gains derived by Brazilian individuals of up to 22.5%. Under Law No. 13,259/16, the income tax rates applicable to Brazilian individuals’ capital gains are as follows: (i) 15% levied on gains of up to R$5 million, (ii) 17.5% levied on gains in excess of R$5 million up to R$10 million, (iii) 20% levied on gains in excess of R$10 million up to R$30 million and (iv) 22.5% levied on any gains exceeding R$30 million.

At the time, there was uncertainty around whether or not the new progressive income tax rates applied to Non-Brazilian Holders, because Law No. 13,259/16 made express reference to the capital gains tax applicable to Brazilian resident individuals but did not mention capital gains tax in respect of non-residents.

Therefore, Non-Brazilian Holders are advised to consult their own tax advisors regarding the possible consequences of Law No. 13,259/16 on the disposition of common shares.

The deposit of common shares in exchange for ADSs may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable in the case of a Non-Brazilian Holder that is a 4,373 Holder (as defined below) and is not resident in a Low or Nil Tax Jurisdiction.

The withdrawal of ADSs in exchange for common shares should not be considered as giving rise to a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying common shares, the non‑Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Central Bank.

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

●

exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Central Bank under the rules of CMN Resolution No. 4,373/2014, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Taxation Jurisdiction, as defined below (it is controversial whether the exemption also applies to transactions carried out on the organized over-the-counter market); or

●	in all other cases, subject to income tax at a rate of up to 25%, depending on the type of investor and its location.

Any other gains assessed on a sale or disposition of the shares that is not carried out on a Brazilian stock exchange are subject to WHT at rates ranging from 15% up to 25% depending on the type of investor and its location. Lower rates may be applicable as provided for in an applicable tax treaty entered into between Brazil and the country where the Non-Brazilian Holder resides.

If these gains are related to transactions conducted on the Brazilian non-organized over-the-counter market with intermediation of a financial institution, a withholding tax of 0.005% on the sale value will also apply and can be used to offset against any income tax due on the capital gain earned by the Non-Brazilian Holder.

In the case of a redemption of common shares (or ADSs if understood that these are assets located in Brazil) or a capital reduction by a Brazilian corporation, the positive difference between the amount received by the Non-Brazilian Holder and the acquisition cost of the common shares (or ADSs) redeemed is treated, for tax purposes, as capital gain derived from the sale (or exchange of shares in the case of ADSs) not carried out on a Brazilian stock exchange market and is therefore subject to income tax at the rate of 15%, or 25%, as the case may be.

There can be no assurance that the current preferential treatment for non-Brazilian holder of ADSs and 4,373 Holder of preferred shares will continue in the future.

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

Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes

According to Law No 9,430/96, as amended, a Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 20% or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment or the ultimate beneficiary of earnings attributed to non-residents. A regulation issued by the Ministry of Treasury on November 28, 2014 (Ordinance No. 488, of 2014) decreased from 20% to 17% this minimum threshold for certain specific cases. The reduced 17% threshold applies only to countries and regimes aligned with international standards of fiscal transparency in accordance with rules established by the Brazilian tax authorities in Normative Ruling No. 1,530, dated December 19, 2014. However, the Normative Ruling No. 1,037, of June 4, 2010 which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as Privileged Tax Regimes, has not been amended to reflect the 17% rate.

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

However, under the current legal framework it is still debatable whether the Privileged Tax Regime should apply solely to transactions subject to Brazilian transfer pricing and/or thin capitalization/cross border interest deductibility rules. Accordingly, there is no assurance that Brazilian tax authorities will not attempt to apply such regime to other types of transactions. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Instruction No. 1,037 and of any related Brazilian tax laws or regulations concerning Nil or Low Tax Jurisdictions and Privileged Tax Regimes.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity (as an alternative to carrying out dividend distributions). Such interest is calculated by multiplying the Brazilian Long Term Interest Rate (“TJLP”), as determined by the Central Bank from time to time, by the sum of the determined Brazilian company’s net equity accounts.

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or Non-Brazilian Residents, including holders of ADSs, are subject to Brazilian WHT at the rate of 15% or 25% if the Non-Brazilian Resident is domiciled in a Low or Nil Taxation Jurisdictions , as defined above, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder. As explained in “—Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes,” the RFB reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a Low or Nil Taxation Jurisdiction, as long as the country complies with international tax transparency standards.

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as long as the payment of a distribution of interest is approved at a general meeting of shareholders of the Company. The payment of interest on net equity cannot exceed the greater of:

●

50% of net profits (after deduction of social contribution on net profits, and before taking into account the provision for corporate income tax and the amount attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or

●	50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by the Board of Directors. No assurance can be given that the Board of Directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation may be required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable WHT plus the amount of declared dividends is at least equal to the mandatory dividend.

Distributions of interest on shareholders’ equity to Non-Brazilian Holders may be converted into U.S. dollars and remitted outside Brazil, subject to applicable exchange controls, to the extent that the investment is registered with the Brazilian Central Bank.

There are discussions in Congress regarding possible changes to the tax treatment of interest on shareholders’ equity from time to time.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian Decree No. 6,306/2007 imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency (e.g., for purposes of remitting funds outside Brazil or making investments into Brazil), and on the conversion of foreign currency into reais. As from October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

●

inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by foreign investors (including a Non-Brazilian Holder, as applicable) which register their investment under Resolution No. 4,373, zero;

●	outflow related to the return of the investment mentioned under the first bulleted item above, zero; and

●	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above, zero.

Notwithstanding these rates of the IOF/Exchange, the Brazilian government is permitted to increase at any time the rate to a maximum of 25%, but only in relation to future transactions, with immediate effects.

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

Other Relevant Brazilian Taxes

There are no Brazilian federal inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which may be levied by some states of Brazil. There currently are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of shares or ADSs.

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

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

●	banks, insurance companies and other financial institutions;

●	tax-exempt entities;

●	real estate investment trusts;

●	regulated investment companies;

●	dealers or traders in securities;

●	certain former citizens or residents of the United States;

●	persons that elect to mark their securities to market;

●	persons holding our common shares or ADSs as part of a “straddle,” conversion or other integrated transaction;

●	persons that have a functional currency other than the U.S. dollar; and

●	persons that actually or constructively own 10% or more of our equity (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

●	an individual who is a citizen or resident of the United States;

●

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs, such holder will be subject to special tax rules with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our common shares or ADSs, unless such holder makes a certain election as discussed below. Distributions a U.S. Holder receives in a taxable year that are greater than 125% of the average annual distributions such holder received during the shorter of the three preceding taxable years or such holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over such holder’s holding period for the common shares or ADSs;

●

amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income; and

●

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

The determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year. Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2021 and we do not expect to be classified as a PFIC in the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years.

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

H.         Where You Can Find More Information (Documents on Display)

We are subject to the informational reporting requirements of the Exchange Act, and file with or furnish to the SEC, as applicable, the following documents that apply to foreign private issuers:

●	annual reports on Form 20-F;

●	certain other reports on Form 6-K containing the information that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders; and

●	other information.

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

We produce approximately 70% of our consolidated malt needs and approximately 10% of our guaraná requirement. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2021, our derivative activities consisted of sugar, wheat, aluminum, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2021. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2021
Derivatives Instruments	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	297.8	96.7	0.0	0.0	0.0	0.0	394.5	70.2
Average Price (R$/ton)	1,854.29	2,231.24	0.00	0.00	0.00	0.00	1,946.68
Wheat Derivatives:
Notional Amount	49.3	0.0	0.0	0.0	0.0	0.0	49.3	14.6
Average Price (R$/ton)	1,511.96	0.00	0.00	0.00	0.00	0.00	1,511.96
Aluminum Derivatives:
Notional Amount	1,908.7	0.0	0.0	0.0	0.0	0.0	1,908.7	304.7
Average Price (R$/ton)	12,565.83	0.00	0.00	0.00	0.00	0.00	12,565.83
Corn Derivatives:
Notional Amount	504.0	1.2	0.0	0.0	0.0	0.0	505.2	12.6
Average Price (R$/ton)	113.27	1,198.99	0.00	0.00	0.00	0.00	113.52
Resin Derivatives:
Notional Amount	322.2	0.0	0.0	0.0	0.0	0.0	322.2	12.0
Average Price (R$/ton)	4,819.52	0.00	0.00	0.00	0.00	0.00	4,819.52

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2021. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2021
Debt Instrument	2022	2023	2024	2025	2026	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	48.7	65.2	59.8	52.3	-	-	226.0
Average Pay Rate	11.34%	11.34%	11.34%	11.34%	11.34%	11.34%	11.34%
US$ Fixed Rate	17.5	-	-	-	-	-	17.5
Average Pay Rate	12.72%	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	91.7	99.2	31.3	90.9	117.8	-	430.8
Average Pay Rate	2.49%	2.49%	2.49%	2.49%	2.49%	-	-
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – CDI & DI:	-	-	-	-	-	-	-
Notional Amount	83.0	-	-	-	-	-	83.0
Average Pay Rate	11.56%	-	-	-	-	-	-
Reais Debt - ICMS Fixed Rate:	-	-	-	-	-	-	-
Notional Amount	37.3	39.7	21.6	8.1	3.8	19.7	130.1
Average Pay Rate	5.06%	5.06%	5.06%	5.06%	5.06%	5.06%	-
Reais Debt - Fixed Rate:	-	-	-	-	-	-	-
Notional Amount	569.0	541.7	408.0	244.0	141.2	309.3	2,213.1
Average Pay Rate	7.17%	7.17%	7.17%	7.17%	7.17%	7.17%
Reais Debt - Floating Rate:	-	-	-	-	-	-	-
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Total Debt	847.1	745.9	520.6	395.2	262.7	329.0	3,100.6

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2021	2020	2019
4th Quarter	5.32	4.55	5.57
3rd Quarter	4.88	4.91	5.95
2nd Quarter	4.61	4.94	6.26
1st Quarter	4.39	5.09	7.03

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2016, until December 31, 2021, the U.S. dollar depreciated 71.2% against the real, and, as of December 31, 2021, the commercial market rate for purchasing U.S. dollars was R$ 5.58 per US$1.00. In 2019, 2020 and 2021, the U.S. dollar appreciated 4.0%, 28.9% and 7.4% against the real, respectively.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2021, included debt of R$674.3 million.

As of December 31, 2021, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2021. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2021
Derivatives Instruments(1)	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	9,025.1	0.0	0.0	0.0	0.0	0.0	9,025.1	-183.4
Average Unit Price	5.67	0.00	0.00	0.00	0.00	0.00	5.67
FDF C$ x US$:
Notional Amount	1,389.0	0.0	0.0	0.0	0.0	0.0	1,389.0	21.4
Average Unit Price	5.50	0.00	0.00	0.00	0.00	0.00	5.50
FDF C$ x EUR:
Notional Amount	31.8	0.0	0.0	0.0	0.0	0.0	31.8	-0.8
Average Unit Price	6.52	0.00	0.00	0.00	0.00	0.00	6.52
NDF ARS x US$:
Notional Amount	4,236.8	0.0	0.0	0.0	0.0	0.0	4,236.8	-230.0
Average Unit Price	6.88	0.00	0.00	0.00	0.00	0.00	6.88
NDF CLP x US$:
Notional Amount	830.6	0.0	0.0	0.0	0.0	0.0	830.6	109.2
Average Unit Price	5.11	0.00	0.00	0.00	0.00	0.00	5.11
NDF UYU x US$:
Notional Amount	246.0	0.0	0.0	0.0	0.0	0.0	246.0	-1.4
Average Unit Price	5.84	0.00	0.00	0.00	0.00	0.00	5.84
NDF BOB x US$:
Notional Amount	458.3	0.0	0.0	0.0	0.0	0.0	458.3	-23.6
Average Unit Price	6.06	0.00	0.00	0.00	0.00	0.00	6.06
NDF PYG x US$:
Notional Amount	807.6	0.0	0.0	0.0	0.0	0.0	807.6	-4.3
Average Unit Price	5.82	0.00	0.00	0.00	0.00	0.00	5.82
NDF MXN x US$:
Notional Amount	66.9	0.0	0.0	0.0	0.0	0.0	66.9	-0.1
Average Unit Price	0.26	0.00	0.00	0.00	0.00	0.00	0.26
NDF MXN x CLP:
Notional Amount	116.9	0.0	0.0	0.0	0.0	0.0	116.9	5.3
Average Unit Price	0.26	0.00	0.00	0.00	0.00	0.00	0.26

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

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

The Depositary has made payments to us in the amount of US$ 836,896.23 during 2021. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.         DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.         MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.         CONTROLS AND PROCEDURES

A.         Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2021, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2021, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2021, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2021, the Company’s internal control over financial reporting is effective.

C.         Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2021, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent registered public accounting firm. Their audit report and their report on Company’s internal control over financial reporting are included in our audited consolidated financial statements included in this Form 20-F.

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

ITEM 16C.         PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, acted as our independent auditor for the fiscal years ended December 31, 2021, 2020 and 2019. The table below sets forth the total amount we were billed by PwC in 2021, 2020 and 2019 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2021	Year Ended December 31, 2020	Year Ended December 31, 2019
	(in R$ thousand)
Audit fees	9,211	7,178	5,120
Audit-related fees	-	3,756	3,325
Tax fees	-	394	526
All other fees	165	2,578	38
Total	9,376	13,906	9,009

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

Tax Fees

Tax fees in 2019 and 2020 were related to tax compliance services.

All Other Fees

All other services consist primarily of fees billed for certain compliance reports to be filed with local regulators and certain comfort letters issued in connection with the issuance of debt.

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2021, 2020 and 2019 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes Ltda. is located at Av. Francisco Matarazzo, 1400, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB) and its registration numbers are SP 2SP0001/O-5 and 1351, respectively.

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

ITEM 16E.         PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

As disclosed under “Major Shareholders—Control,” we have purchased a number of our shares during the period covered by this annual report.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2022	516,590	14.84	Not Specified	Not Specified
January-2022	8,309	15.01	Not Specified	Not Specified
December-2021	0	0.00	Not Specified	Not Specified
November-2021	1,812,181	16.72	Not Specified	Not Specified
October-2021	84,982	16.81	Not Specified	Not Specified
September-2021	5,480	15.30	Not Specified	Not Specified
August-2021	0	0.00	Not Specified	Not Specified
July-2021	0	0.00	Not Specified	Not Specified
June-2021	1,673,389	19.32	Not Specified	Not Specified
May-2021	384,904	16.96	Not Specified	Not Specified
April-2021	5,474	15.62	Not Specified	Not Specified
March-2021	2,515,780	15.47	Not Specified	Not Specified
February-2021	0	0.00	Not Specified	Not Specified
January-2021	6,981	16.02	Not Specified	Not Specified
December-2020	171,479	14.89	Not Specified	Not Specified
November-2020	1,480,465	14.97	Not Specified	Not Specified
October-2020	3,141	13.34	Not Specified	Not Specified
September-2020	23,094	13.16	Not Specified	Not Specified
August-2020	0	0.00	Not Specified	Not Specified
July-2020	0	0.00	Not Specified	Not Specified
June-2020	9,864	13.57	Not Specified	Not Specified
May-2020	0	0.00	Not Specified	Not Specified
April-2020	0	0.00	Not Specified	Not Specified
March-2020	256,086	13.17	Not Specified	Not Specified
February-2020	1,375	14.54	Not Specified	Not Specified
January-2020	992,029	18.99	Not Specified	Not Specified
December-2019	1,113,887	19.15	Not Specified	Not Specified
November-2019	0	0.00	Not Specified	Not Specified
October-2019	175,047	18.78	Not Specified	Not Specified
September-2019	228,670	19.26	Not Specified	Not Specified
August-2019	2,566,397	18.35	Not Specified	Not Specified
July-2019	676,723	19.36	Not Specified	Not Specified
June-2019	624,912	18.12	Not Specified	Not Specified
May-2019	12,595	17.92	Not Specified	Not Specified
April-2019	23,767	17.41	Not Specified	Not Specified
March-2019	401,196	16.57	Not Specified	Not Specified
February-2019	0	0.00	Not Specified	Not Specified
January-2019	0	0.00	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

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

ITEM 16H.         MINE SAFETY DISCLOSURE

Not Applicable.

ITEM16I.                 DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

PART III

ITEM 17.         FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.         FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

ITEM 19.         EXHIBITS

1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on April 29, 2021).

2.1	Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013).

2.2	Description of Securities Registered under Section 12 of the Exchange Act.

3.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013).

3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016).

3.3	Amended and restated New Shareholders’ Agreement, dated April 11, 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on April 19, 2016).

3.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016).

8.1	List of Material Subsidiaries of Ambev S.A.

11.1	Code of Business Conduct dated August 30, 2013 and amended on May 16, 2017 and on December 20, 2020 (English-language translation). (incorporated by reference to the report on Form 6-K furnished by Ambev on December 22, 2020).

11.2	Manual on Disclosure and Use of Information and Securities Trading Policies for Ambev S.A., dated March 1, 2013 and amended on August 27, 2014, on March 28, 2016, on May 15, 2019 and on October 13 and 14, 2021 (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on October 21, 2021).

12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101.INS	Inline XBRL Instance Document (embedded within the Inline XBRL document)

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.

104	Cover page interactive data (embedded within the Inline XBRL document).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By: /s/ Jean Jereissati Neto
Name: Jean Jereissati Neto
Title: Chief Executive Officer

By: /s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Chief Financial Officer

Date: March 18, 2022.

SUMMARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ambev S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ambev S.A. and its subsidiaries (the “Company”) as of December 31, 2021 and 2020, and the related consolidated income statements, statements of comprehensive income, statements of changes in equity and statements of cash flows for each of the three years in the period ended December 31, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2021 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Tax contingencies

As described in Note 30 to the consolidated financial statements, the Company has disclosed contingencies related to tax litigations of R$ 80,838.7 millions as of December 31, 2021. The Company discloses contingencies in the consolidated financial statements when the likelihood of loss of these lawsuits are classified as possible by management, and for which there are no provisions.

The principal considerations for our determination that performing procedures relating to tax contingencies are a critical audit matter are that there was significant judgment by management when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort, and subjectivity, including the use of professionals with specialized skill and knowledge, in evaluating management's assessment of the losses associated with tax contingencies.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s evaluation of tax contingencies as well as the financial statement disclosures related to that. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with external legal counsel, (2) evaluating the reasonableness of management’s assessment regarding tax contingencies outcomes, and (3) evaluating the sufficiency of the Company’s disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company’s assessment regarding tax contingencies outcomes.

PIS and COFINS Recovery - exclusion of ICMS (VAT tax) from the basis of calculation

As described in Notes 4 and 30 to the consolidated financial statements, the Company recorded in 2021 tax credit of R$ 1.7 billion resulting from the exclusion of circulation of goods and services tax (Brazilian VAT - “ICMS”) from the tax calculation basis of the social integration program (“PIS”) and the contribution to the financing of social security (“COFINS”), for the period of 05/2015 to 02/2017 (“New Model Taxation”), according to the decision provided by the STF in RE No. 574,706/PR. The amount was recognized after the probability of the gain was virtually certain according to the decision aforementioned.

The principal consideration for our determination that performing procedures relating to this tax credit recognition is a critical audit matter is that there was a significant judgment by management when determining that the amount was estimated with sufficient reliability, by obtaining the respective documents and quantifying the related amount. This in turn led to a high degree of auditor subjective and effort, including the use of professionals with specialized skill and knowledge, in performing the procedures designed to evaluate the recognition of this tax credit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s assessment, including controls over the recognition of this tax credit. These procedures also included, among others, (1) evaluation of the completeness and accuracy of the calculation obtained by management (principal and interest), (2) reading opinions provided by experts and legal advisors engaged by management, (3) evaluating the reasonableness of management’s calculation regarding the total ICMS to be excluded from the calculation basis of PIS and COFINS and (4) evaluating the appropriateness of the Company’s disclosures. Professionals with specialized skill and knowledge were used to assist in the evaluation of this Company’s tax credit calculation.

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

São Paulo, Brazil

March 16, 2022

We have served as the Company’s auditor since 2019.

CONSOLIDATED INCOME STATEMENTS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2021	2020	2019

Net sales	6	72,854.3	58,379.0	52,005.1
Cost of sales	10	(35,659.7)	(27,066.1)	(21,678.2)
Gross profit		37,194.6	31,312.9	30,326.9

Distribution expenses		(9,932.7)	(8,245.0)	(6,951.4)
Sales and marketing expenses		(7,035.5)	(6,374.6)	(5,696.1)
Administrative expenses		(4,877.4)	(2,948.5)	(2,680.0)
Other operating income/(expenses), net	7	2,124.1	2,679.4	1,472.7
Exceptional items	8	(392.8)	(452.0)	(397.2)
Income from operations		17,080.3	15,972.2	16,074.9

Finance expenses	11	(5,427.8)	(5,430.5)	(4,748.4)
Finance income	11	2,222.4	2,996.0	1,638.9
Net finance result		(3,205.4)	(2,434.5)	(3,109.5)

Share of results of joint ventures		(115.7)	(43.3)	(22.3)
Income before income tax		13,759.2	13,494.4	12,943.1

Income tax expense	12	(636.6)	(1,762.5)	(754.7)
Net income		13,122.6	11,731.9	12,188.4

Attributable to:
Equity holders of Ambev		12,671.0	11,379.4	11,780.0
Non-controlling interest		451.6	352.5	408.4

Basic earnings per share - common - R$	22	0.8052	0.7233	0.7490
Diluted earnings per share - common - R$	22	0.7991	0.7171	0.7423

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	2021	2020	2019

Net income	13,122.6	11,731.9	12,188.4

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge on foreign operations	-	(3.1)	-
Investment hedge - put option granted on subsidiaries	193.6	(371.7)	25.2
Gains/losses on translation of other foreign operations	2,364.4	8,061.0	(547.7)
Gains/losses on translation of foreign operations	2,558.0	7,686.2	(522.5)

Cash flow hedge - gains/(losses)
Recognized in Equity (Hedge reserve)	2,311.2	1,837.9	788.1
Reclassified from Equity (Hedge reserve) and included in profit or loss	(1,829.9)	(1,736.5)	(919.3)
Total cash flow hedge	481.3	101.4	(131.2)

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	340.0	(258.0)	(106.3)

Other comprehensive (loss)/income	3,379.3	7,529.6	(760.0)

Total comprehensive income	16,501.9	19,261.5	11,428.4

Attributable to:
Equity holders of Ambev	15,943.3	18,719.6	11,037.2
Non-controlling interest	558.6	541.9	391.2

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 17- Deferred income tax and social contribution.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Assets	Note	2021	2020

Property, plant and equipment	13	29,224.3	24,768.4
Goodwill	14	42,411.3	40,023.5
Intangible	15	8,689.0	7,580.6
Investments in joint ventures		305.2	337.4
Investment securities	16	192.9	213.9
Deferred tax assets	17	4,727.7	4,560.8
Employee benefits	24	27.9	33.6
Derivative financial instruments	28	1.6	3.4
Income tax and social contributions recoverable		6,326.9	4,495.0
Recoverable taxes	18	6,005.4	5,695.8
Other assets		2,063.3	2,141.6
Non-current assets		99,975.5	89,854.0

Investment securities	16	1,914.6	1,700.0
Inventories	19	11,000.3	7,605.9
Trade receivable	20	4,791.6	4,303.1
Derivative financial instruments	28	597.4	505.9
Income tax and social contributions recoverable		631.5	1,759.2
Recoverable taxes	18	1,981.1	1,527.9
Other assets		1,082.8	850.0
Cash and cash equivalents	21	16,627.7	17,090.3
Current assets		38,627.0	35,342.3

Total assets		138,602.5	125,196.3

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	2021	2020

Equity	22
Issued capital		58,042.5	57,899.1
Reserves		86,378.8	80,905.6
Carrying value adjustments		(61,778.3)	(64,989.0)
Equity attributable to the equity holders of Ambev		82,643.0	73,815.7
Non-controlling interests		1,374.6	1,335.5
Total Equity		84,017.6	75,151.2

Interest-bearing loans and borrowings	23	2,253.5	2,053.5
Employee benefits	24	3,194.0	3,544.0
Derivative financial instruments	28	-	-
Deferred tax assets	17	3,214.0	3,043.4
Income tax and social contribution payable		1,686.9	1,912.6
Taxes and contributions payable		704.2	684.3
Trade payables	26	617.1	655.8
Provisions	27	603.8	447.1
Put option granted on subsidiaries and other liabilities		3,445.2	4,226.6
Non-current liabilities		15,718.7	16,567.3

Bank overdrafts	21	30.5	-
Interest-bearing loans and borrowings	23	847.1	2,738.8
Wages and salaries		2,439.4	925.5
Dividends and interest on shareholders’ equity payable		1,425.0	2,454.7
Derivative financial instruments	28	492.5	329.8
Income tax and social contribution payable		1,491.0	1,167.3
Taxes and contributions payable		4,585.9	4,549.5
Trade payables	26	25,077.9	19,339.2
Provisions	27	172.3	124.9
Other liabilities		2,304.6	1,848.1
Current liabilities		38,866.2	33,477.8

Total liabilities		54,584.9	50,045.1

Total equity and liabilities		138,602.5	125,196.3

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings / (losses)	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2019	57,710.2	54,781.3	15,341.3	-	(71,584.8)	56,248.0	1,206.8	57,454.8

Net Income	-	-	-	11,780.0	-	11,780.0	408.4	12,188.4

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(505.8)	(505.8)	(16.7)	(522.5)
Cash flow hedges	-	-	-	-	(132.2)	(132.2)	1.0	(131.2)
Actuarial gains/(losses)	-	-	-	-	(104.8)	(104.8)	(1.5)	(106.3)
Total comprehensive income	-	-	-	11,780.0	(742.8)	11,037.2	391.2	11,428.4
Capital increase	156.6	(143.8)	-	-	-	12.8	-	12.8
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,430.3	-	1,430.3	(2.8)	1,427.5
Options granted on subsidiaries	-	-	-	-	70.0	70.0	-	70.0
Gains/(losses) of controlling interest	-	-	-	-	(0.5)	(0.5)	78.8	78.3
Tax on deemed dividends	-	-	-	-	(4.6)	(4.6)	-	(4.6)
Dividends paid	-	-	-	-	-	-	(396.0)	(396.0)
Interest on shareholder´s equity	-	-	-	(7,717.4)	-	(7,717.4)	-	(7,717.4)
Purchases of shares and results from treasury shares	-	(28.9)	-	-	-	(28.9)	-	(28.9)
Share-based payments	-	202.9	-	-	-	202.9	-	202.9
Prescribed/(complementary) dividends	-	-	-	28.2	-	28.2	-	28.2
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,352.1	(1,352.1)	-	-	-	-
Investments reserve	-	-	4,180.8	(4,180.8)	-	-	-	-
December 31, 2019	57,866.8	54,811.5	20,874.2	-	(72,274.5)	61,278.0	1,278.0	62,556.0

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2020	57,866.8	54,811.5	20,874.2	-	(72,274.5)	61,278.0	1,278.0	62,556.0

Net Income	-	-	-	11,379.4	-	11,379.4	352.5	11,731.9

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	7,493.1	7,493.1	193.1	7,686.2
Cash flow hedges	-	-	-	-	99.4	99.4	2.0	101.4
Actuarial gains/(losses)	-	-	-	-	(252.3)	(252.3)	(5.7)	(258.0)
Total comprehensive income	-	-	-	11,379.4	7,340.2	18,719.6	541.9	19,261.5
Capital increase (Note 22)	32.3	(32.3)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,344.9	-	1,344.9	(2.5)	1,342.4
Options granted on subsidiaries	-	-	-	-	(37.4)	(37.4)	-	(37.4)
Gains/(losses) of controlling interest	-	-	-	-	0.4	0.4	0.5	0.9
Tax on deemed dividends	-	-	-	-	(5.9)	(5.9)	-	(5.9)
Dividends paid	-	-	-	(1,206.9)	-	(1,206.9)	(482.4)	(1,689.3)
Interest on shareholder´s equity	-	-	-	(6,509.5)	-	(6,509.5)	-	(6,509.5)
Purchases of shares and results from treasury shares	-	13.5	-	-	-	13.5	-	13.5
Share-based payments	-	192.9	-	-	-	192.9	-	192.9
Prescribed/(complementary) dividends	-	-	-	26.1	-	26.1	-	26.1
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,332.8	(1,332.8)	-	-	-	-
Investments reserve	-	-	3,713.0	(3,713.0)	-	-	-	-
December 31, 2020	57,899.1	54,985.6	25,920.0	-	(64,989.0)	73,815.7	1,335.5	75,151.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2021	57,899.1	54,985.6	25,920.0	-	(64,989.0)	73,815.7	1,335.5	75,151.2

Net Income	-	-	-	12,671.0	-	12,671.0	451.6	13,122.6

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	2,449.7	2,449.7	108.3	2,558.0
Cash flow hedges	-	-	-	-	480.8	480.8	0.5	481.3
Actuarial gains/(losses)	-	-	-	-	341.8	341.8	(1.8)	340.0
Total comprehensive income	-	-	-	12,671.0	3,272.3	15,943.3	558.6	16,501.9
Capital increase (Note 22)	143.4	(134.4)	-	-	-	9.0	-	9.0
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,063.7	-	2,063.7	21.4	2,085.1
Options granted on subsidiaries	-	-	-	-	(1.9)	(1.9)	-	(1.9)
Gains/(losses) of controlling interest	-	-	-	-	(46.2)	(46.2)	8.6	(37.6)
Tax on deemed dividends	-	-	-	-	(1.7)	(1.7)	-	(1.7)
Dividends paid	-	-	-	(2,099.5)	-	(2,099.5)	(549.5)	(2,649.0)
Interest on shareholder´s equity	-	-	-	(7,400.1)	-	(7,400.1)	-	(7,400.1)
Purchases of shares and results from treasury shares	-	(36.1)	-	-	-	(36.1)	-	(36.1)
Share-based payments	-	372.1	-	-	-	372.1	-	372.1
Prescribed/(complementary) dividends	-	-	-	24.7	-	24.7	-	24.7
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,423.5	(1,423.5)	-	-	-	-
Investments reserve	-	-	3,848.1	(3,848.1)	-	-	-	-
December 31, 2021	58,042.5	55,187.2	31,191.6	-	(61,778.3)	82,643.0	1,374.6	84,017.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2021	2020	2019

Net income		13,122.6	11,731.9	12,188.4
Depreciation, amortization and impairment		5,396.7	5,167.4	4,675.2
Impairment losses on receivables and inventory		200.8	296.1	149.3
Additions/(reversals) in provisions and employee benefits		244.6	239.7	507.7
Net finance costs	11	3,205.4	2,434.5	3,109.5
Losses/(gains) on sale of property, plant and equipment and intangible assets		(142.8)	(78.8)	(73.9)
Equity-settled share-based payment expenses	25	387.6	208.7	205.7
Income tax expense	12	636.6	1,762.5	754.7
Share of result of joint ventures		115.7	43.3	22.3
Other non-cash items included in profit		(1,852.2)	(1,769.9)	(1,080.7)
Cash flow from operating activities before changes in working capital and use of provisions		21,315.0	20,035.4	20,458.2

(Increase)/decrease in trade and other receivables		341.4	(848.8)	(721.9)
(Increase)/decrease in inventories		(3,499.5)	(1,303.4)	(844.1)
Increase/(decrease) in trade and other payables		6,157.5	3,049.8	1,382.0
Cash generated from operations		24,314.4	20,933.0	20,274.2

Interest paid		(498.2)	(768.8)	(405.1)
Interest received		377.1	320.3	543.3
Dividends received		13.1	13.8	4.2
Income tax paid		(1,305.1)	(1,642.5)	(2,035.3)
Cash flow from operating activities		22,901.3	18,855.8	18,381.3

Proceeds from sales of property, plant and equipment and intangible assets		301.7	108.0	190.8
Proceeds from sales of subsidiaries operations		0.5	-	205.4
Acquisitions of property, plant and equipment and intangible assets		(7,677.1)	(4,692.7)	(5,069.4)
Acquisitions of subsidiaries, net of cash acquired		(133.8)	(431.5)	(98.1)
Acquisitions of other investments		(5.3)	(19.1)	(62.1)
Investments in short term debt securities and net proceeds/(acquisitions) of debt securities		(236.0)	(1,764.3)	(8.1)
Net proceeds/(acquisitions) of other assets		15.0	-	2.9
Cash flow from investing activities		(7,735.0)	(6,799.6)	(4,838.6)

Capital increase		9.1	-	12.8
Capital increase/(decrease) of non-controlling interest		-	0.7	(26.7)
Proceeds/(repurchases) of treasury shares		(44.2)	(7.4)	(32.1)
Acquisitions of non-controlling interest		-	-	(0.5)
Proceeds from borrowings		315.2	3,767.9	946.1
Repayment of borrowings		(2,454.0)	(2,042.9)	(2,352.7)
Cash net of finance costs other than interests		(2,089.6)	(2,971.5)	(2,421.9)
Payment of lease liabilities		(663.2)	(498.5)	(537.2)
Dividends and interest on shareholders equity paid		(11,115.3)	(6,850.3)	(7,871.3)
Cash flow from financing activities		(16,042.0)	(8,602.0)	(12,283.5)

Net increase/(decrease) in cash and cash equivalents		(875.7)	3,454.2	1,259.2
Cash and cash equivalents less bank overdrafts at the beginning of the year		17,090.3	11,900.7	11,463.5
Effect of exchange rate fluctuations on cash and cash equivalents		382.6	1,735.4	(822.0)
Cash and cash equivalents less bank overdrafts at the end of the year		16,597.2	17,090.3	11,900.7

The accompanying notes are an integral part of these consolidated financial statements.

1.	CORPORATE INFORMATION

(a)	Description of business

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

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

The financial statements were approved, in their final form, by the Board of Directors on March 16, 2022.

(b)	Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change.

In the period ended in December 31, 2021 the management considered as main risks the points below:

(i)	Commodities prices

There is a growing concern that the currently level of carbon dioxide and other greenhouse gases in the atmosphere have adverse impacts on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters. In the event that such climate change has a negative effect on agricultural productivity, we may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

(ii)	Water crisis

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

We have announced Sustainability Goals focused on smart agriculture, water stewardship, circular packaging, climate action, and entrepreneurship. If we fail to achieve these goals for any reason, there is a risk of reputational damage as well as potential litigation involving greenwashing.

(iii)	Environmental regulations

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

While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there can be no assurance that we will not incur substantial environmental liability, or those applicable environmental laws and regulations will not change or become more stringent in the future and consequently negatively affect our results of operations.

(c)	Major corporate events in 2021, 2020 and 2019

COVID-19 impacts

The outbreak of the novel coronavirus (SARS-CoV-2 or “COVID-19”) on a global scale has increased the volatility of the national and international markets, affecting the economies of the countries in which the Company operates and, consequently, the results of its operations. The response to the COVID-19 pandemic has evolved rapidly across the globe in a fluid and uncertain manner, including voluntary and, in some cases, mandatory quarantines, restrictions on travel, commercial and social activities, and ban on the distribution, sale and consumption of alcoholic beverages in some countries where the Company operates. Many of these measures directly affected sales, distribution and final consumer demand for the Company’s products.

The impact of the pandemic on the Company’s operations and the restrictions imposed in response by national governments, especially since March 2020, have generated, significant changes in market dynamics both in the off-trade sales channel, composed of supermarkets, and in the on-trade channel, which is composed of bars and restaurants. In countries with higher levels of income, more mature beer markets and a greater weighting towards the off-trade sales channel, such as Canada, the negative impact on the sales volume has been smaller. On the other hand, in countries with lower income levels and less mature beer markets, volume has been impacted according to the market segmentation between the on-trade and off-trade channels. In those cases, the reduction in volume is higher depending on the weighting of the on-trade channel. In all the cases, the more severe the restrictions on the sale and consumption of the Company’s products, the greater the reduction in volume, which is why Bolivia and Panama were among the worst-affected countries. On the other hand, the Company observed an increase in sales related to e-commerce in all countries; although this channel represents a small portion of the Company's total volume.

During the year of 2021, the Company was more prepared to deal with the challenges of COVID-19 in comparison to the previous year. The consistency in the implementation of the Company's strategy and the relaxation of restrictions in some regions, led to a gradual increase in volumes across most of our operations, especially in Brazil, generating high volumes and strong growth of net revenue when compared to 2020 challenges and 2019, before the COVID-19 pandemic. However, there is some uncertainty regarding the duration and likelihood of further government interventions or increase in restrictions, as well as the economic effects on financial markets and exchange rates. Those impacts may result in material adverse impacts on the Company’s business, liquidity, financial condition, and the outcome of operations. However, it is continuing to manage its liquidity and capital resources in a disciplined manner. Management have concluded that there are no substantial doubts regarding the Company's ability to continue as a going concern.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at December 31, 2021, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the financial statements and disclosed in explanatory notes. In addition, due to the protective actions taken for its staff and the donations made by its community, the Company incurred exceptional expenses of R$134.3, at December 31, 2021, as reported in Note 8 - Exceptional items.

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, 1st Paragraph, “b”, of Law 6,404/76 and CVM Instruction 567/15, a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program will be in effect until September 18, 2022, as detailed in the Notice Regarding the Negotiation of Shares Issued by the Company, together with other information, in the form of Exhibit 30-XXXVI of CVM Instruction No. 480/09 as disclosed on March 18, 2021. The Company has 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15. The acquisition carried out in 2021, within the scope of this program, as per a deduction of the capital reserve account recorded in the balance sheet dated as at December 31, 2020. The transaction was be carried out, in 2021, through of the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A..

Renegotiation of Tenedora’s shareholders agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. ELJ is currently the owner of 15% of Tenedora’s shares, and its put option is now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over the Tranche A shares exercisable starting in 2021 and over the Tranche B shares to be exercised starting in 2029.

Until December 31, 2021, there were no exercises for these options. The details of the assumptions used for this option are described in Note 28 (Item IV (d)).

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

Addendum to the agreement with PepsiCo Bolivia

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, a subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands from PepsiCo’s portfolio in Bolivia, was amended on June 1, 2020, extending the agreement for a further ten years and reflecting certain changes in the trade agreement between the parties.

New acquisitions

On January 22, 2020, the company, through its subsidiary Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company that produces a portfolio of ready-to-drink alcoholic beverages.

During the year of 2021, the Company made other non-material acquisitions and investments.

Exchange contracts for future financial flows - Equity Swaps

On May 13, 2020 and on December 9, 2020, the Board of Directors of Ambev approved equity-swap contracts, without impact on the liquidation, on the regulatory deadline, of the equity-swap contracts which were still in force on the date of each deliberation. The settlement of these equity-swap contracts should occur over a maximum term of 18 months from the date of approval, and such contracts may result to exposure of up to 65 million common shares (all or part of which could be in the form of ADRs), up to a value limit of R$1.0 billion, for contracts approved on May 13, 2020 and, 80 million common shares (all or part of which could be in the form of ADRs), up to a value limit of R$1.2 billion, for contracts approved on December 9, 2020. These contracts were settled during the year 2021, and on December 31, 2021, there is no balance or pending issue regarding these equity swap contracts.

Red Bull distribution contract

On November 7, 2019, the company entered into a long-term distribution agreement with Red Bull do Brasil Ltda. (“Red Bull”), whereby it was granted the exclusive right to sell and distribute certain brands of Red Bull’s portfolio through specific limited points of sale for the on-trade channel in Brazil. It also has agreements with Red Bull to distribute Red Bull’s portfolio in a few limited channels in Argentina and the Dominican Republic.

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

Addendum to the Agreement with PepsiCo

The long-term agreement with PepsiCo, under which the Company has the exclusive right to bottle, sell and distribute certain brands from PepsiCo’s portfolio of soft drinks in Brazil, including Pepsi Cola, Gatorade, H2OH! and Lipton Iced Tea, was added to in October 2018 to reflect certain changes to the trade agreement between the parties. The new terms of the agreement were approved by CADE in December 2018 and became effective as of January 1, 2019. The agreement will be in force until December 31, 2027.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the going concern basis of accounting and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective as at December 31, 2021 and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by management in the performance of its duties.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the annual financial statements as at December 31, 2021 compared to those presented in the financial statements for the years ended December 31, 2020 and 2019.

(a)	Basis of preparation and measurement

The financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million. The measurement basis used in preparing the financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

There were no new standards for the period ended December 31, 2021 for the preparation of these consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in the consolidated financial statements on the entity in the current or future reporting periods, or on foreseeable future transactions.

(c)	Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates used in these consolidated financial statements are prepared for the same reporting period as Ambev, using a consistent accounting policy.

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

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS and how they should be disclosed remains unclear. IFRS 3 is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control.

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

ii) Assets Swap

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company (i.e. above the level of the consolidated financial statements), the Company assesses the existence of: (i) any conflicts of interest; and (ii) the economic substance and purpose of the transaction. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 in order to provide adequate visibility and a fair impact on the amount of distributable results to its shareholders, specially the non-controlling interest. This policy also includes assets acquired through the swapping of non-cash assets, or swaps with a combination of cash and non-cash assets. The assets swapped may be of the same or a different nature. The cost of such assets is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined based on the book value of the assigned asset.

Whenever assets distributed are not recorded as cash, the asset, before distribution, is recorded at its fair value in the income account. This procedure is applicable to distributions where the assets are of the same nature and therefore can be treated equally. However, similarly to IFRIC 17, in the absence of a specific accounting practice for transactions under common control, the Company applies these procedures as part of its accounting practices. We also apply the same procedures to sales (products, supplies, etc.) to its controlling entity, where the positive result of the sale is recognized in income.

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

Exchange rates

The most significant exchange rates used for the preparation of the Company’s financial statements are as follow:

			Closing rate			Average rate
Currency	Name	Country	2021	2020	2019	2021	2020	2019

CAD	Canadian Dollars	Canada	4.3914	4.0791	3.1019	4.2960	3.6414	2.9651
DOP	Dominican Pesos	Dominican republic	0.0970	0.0891	0.0761	0.0938	0.0885	0.0769
USD	US Dollar	Panamá and Cuba (i)	5.5805	5.1967	4.0307	5.3687	4.9348	3.9410
GTQ	Quetzal	Guatemala	0.7201	0.6700	0.5245	0.6954	0.6405	0.5120
ARS	Argentinean Peso	Argentina	0.0543	0.0618	0.0673	0.0568	0.0750	0.0835
BOB	Bolivian Peso	Bolivia	0.8018	0.7467	0.5791	0.7714	0.7090	0.5666
PYG	Guarani	Paraguay	0.0008	0.0007	0.0006	0.0008	0.0007	0.0006
UYU	Uruguayan Peso	Uruguay	0.1249	0.1227	0.1080	0.1236	0.1218	0.1118
CLP	Chilean Peso	Chile	0.0066	0.0073	0.0054	0.0071	0.0062	0.0056
BBD	Barbadian Dollar	Barbados	2.7510	2.5618	1.9870	2.6465	2.4326	1.9427

(i) The functional currency of Cuba until December 31 was the Cuban Convertible Peso (“CUC”). From January 1,2021 it became the Cuban Peso. Both currencies are a fixed parity with the US Dollar (“USD”) at the balance sheet.

(e)	Segment reporting

Reportable segments are identified based on the internal reporting regularly reviewed by the chief operating decision maker of the Company, the Chief Executive Officer, for the purpose of evaluating the performance of each segment and allocating resources to those segments. Accordingly, segment information is presented by geographical area, since the risks and rates of return are affected predominantly by the fact that the Company operates in different regions.

Performance information by business unit (Beer and Non-alcoholic beverages (“NAB”)), is also presented to the Company’s chief decision maker and is disclosed as additional information, even though it does not qualify as a segment.

The Company conducts its operations across four business segments, as follow:

▪ Brazil, where the Company operates two business sub units: (i) beer and (ii) non-alcoholic beverages (NAB);

▪ Central America and Caribbean (“CAC”), which includes direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Nicaragua and Honduras), Barbados and Panama;

▪ Latin America South (LAS), which includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

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

Goods sold

Revenue is measured based on the consideration, which the Company expect to have the right to receive in contracts with customers and excludes amounts collected on behalf of third parties.

Revenue recognition is based on the approach of IFRS 15 - “Revenue from Contracts with Customers”, from five-step:

●	Identification of the contract with a customer;

●	Identification of the performance obligations in the contract;

●	Determination of the transaction price;

●	Allocation of the transaction price to the performance obligations in the contracts; and

●	Revenue recognition when the performance obligations have been satisfied, meaning when the company transfers control of a product to a customer.

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

Finance income

Finance income are consists of interest received or receivable on funds invested, monetary updates arising from legal disputes, foreign exchange gains, gains on currency hedging instruments intended for offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as at fair value through profit or loss, and as any gains due to hedge ineffectiveness.

Interest income is recognized on an accruals basis unless collectability is in doubt.

(g)	Expenses

Finance expenses

Finance expenses comprises interest payable on borrowing, calculated using the effective interest rate method, foreign exchange losses, losses on currency hedging instruments intended for the offsetting of currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as held for trading, impairment losses on financial assets classified as available for sale, and as any losses due to hedge ineffectiveness.

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

Exceptional items are those that, because of their peculiarities, in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is exceptional, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact on the variations in profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, amnesties, acquisitions of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

(i)	Income tax and social contribution

The income tax and social contribution for the year comprises the current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or in other equity accounts. In these cases, the tax effects are also recognized directly in comprehensive income or in equity accounts (except for interest on shareholders’ equity. See Note 3 (q)).

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

Furthermore, the Company applies the provisions of IFRIC 23 - Uncertainty on the Treatment of Income Taxes, in relation to the treatments that affected the calculation of income taxes and were questioned by the tax authorities (uncertain tax treatments), as disclosed in note 30 – Contingencies – Uncertainties about treatment of IRPJ and CSLL.

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

Subsequent expenditure

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the -future economic benefits of the component will flow to the Company and the cost of the component can be measured reliably. All other costs are expensed as incurred.

Depreciation

The depreciable amount is the cost of an asset less its residual value. The residual values, if significant, are reassessed annually. Depreciation is calculated from the date on which the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The right-of-use assets are depreciated over the term of each contract.

The estimated useful lives of the major classes of property, plant and equipment are as follows:

Buildings (years)		25
Plant and equipment (years)		15
Fixtures (years)		10
Fittings (years)		10
Assets for external use / commercial assets (years)	2	-	5

The assets’ residual values and useful lives are reviewed when necessary. Management uses judgment to assess and ascertain the useful lives of these assets.

Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amounts and are recognized in Other operating income/(expenses) in the income statement.

Leases

Leases are recognized as a right-of-use asset and a corresponding liability at the date on which the leased asset becomes available for use by the Company. Each lease payment is allocated between the liability and the finance expenses. Finance expenses are recognized in the statement of income over the lease period. Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term, on a straight-line basis.

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

Goodwill is determined as the excess between : the sum of (i) the consideration paid in exchange for control of the acquiree; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired and liabilities assumed, measured in accordance with IFRS 3 - “Business Combinations” as at the date of acquisition. All business combinations are accounted for using the purchase method.

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

Brands

When a portion of the consideration paid in a business combination relates to brands, this is recognized in a specific Intangible Assets account, and measured at fair values as at the acquisition date. Subsequently, the value of brands can be reduced in the case of impairment losses. Internally generated expenditure for brand development is recognized within expenses.

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

Credits are recognized only when management has elements that guarantee (i) that the credit is virtually certain; and (ii) the amount could be estimated with sufficient reliability to enable it to be compensated or refunded. In cases where the recovery of the asset is probable, or the amount cannot be reliably measured, the amounts are not recognized in the account, but presented in Note 30 - Contingencies related to contingent assets. Management understands that, in cases of lawsuits involving contingent assets, a final and unappealable decision on the specific lawsuit of the Company is required to confirm the existence of its rights, except where specific circumstances pertinent to the case allow the recognition of its rights with sufficient objectivity and reliability.

Debits are recognized only when (i) these are based on a past event; (ii) there is a present obligation arising from this past event; (iii) it is probable that an outflow of resources will be required; and (iv) the amount can be estimated sufficiently reliably. If the expected disbursement is possible, or the amount cannot be sufficiently reliably measured, the amounts are presented in Note 30 - Contingencies.

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

The cost of finished products and work in progress includes raw materials, other production materials, direct labor, other direct costs, gains and losses on derivative financial instruments, and an allocation of fixed and variable overheads based on the normal operating capacity. Fixed costs not allocated or idle costs not held in inventory, are recognized directly in the income statement, as determined by IAS 2. The net realizable value is the estimated selling price in the ordinary course of business, less the costs of bringing the inventory to the condition required for sale, and the selling costs.

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

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of the unconditional consideration, unless they contain significant financing components, in which case they are recognized at fair value. The Company holds trade receivables with the objective of collecting the contractual cash flow, and therefore measures them subsequently at amortized cost using the effective interest rate method.

The Company applies the IFRS 9 simplified approach to measuring expected credit losses whereby impairment allowances for trade receivables are measured upon initial recognition on the basis of the expected 12-month credit losses. This is primarily based on past experience of credit losses, current data on overdue receivables and credit score information. Prospective information (such as forecast economic performance indicators) is also taken into consideration if, based on past experience, such indicators show a strong correlation with actual credit losses. Typically trade receivables which are outstanding for more than 90 days are fully provisioned.

Other receivables are mainly composed of loans to customers, cash deposits on guarantees and tax receivables. These instruments are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

(p)	Cash and cash equivalents

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with an insignificant risk of changes in value which are readily convertible into cash. They are stated at their face value, which approximates the fair value.

For the purpose of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

(q)	Equity

Issued capital

The Company's issued capital consists only of common shares.

Repurchase of shares

When the Company repurchases its own shares, the amount paid, including any directly attributable additional costs is recognized as deductions from equity attributable to shareholders, in the line item “Treasury shares”.

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

The interest expense attributable to capital to shareholders is recognized in income for the purposes of the calculation of Brazilian income and social contribution tax, and is subsequently reclassified from shareholders' equity for presentation purposes in the financial statements.

(r)	Interest-bearing loans and borrowings

Interest-bearing loans and borrowing are recognized initially at fair value less attributable transaction costs. Subsequent to their initial recognition, interest-bearing loans and borrowing are stated at amortized cost, with any differences between the initial and maturity amounts recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

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

Different share and share option programs allow management and other members appointed by the Board of Directors and Operations, Finance and Compensation Committee to acquire shares in the Company as in Note 25 - Share-based payments.

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

The measurement of the Company’s financial assets is as follows:

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the risk related to the variability of foreign exchange rates, interest rates and commodity prices. Derivative financial instruments, that are contracted to protect against the exposure, but that do not meet all of the hedge accounting requirements, will be recognized at fair value through profit or loss.

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

Subsequent to initial recognition, derivative financial instruments are remeasured to their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these instruments are cash flow hedges or net investment hedges, where changes in fair value are recognized in comprehensive income.

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

Cash flow hedge accounting

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability, or the foreign currency risk or commodity price variations associated with a highly probable transaction. The effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve), and will be reclassified from the cash flow hedge reserve to the same line item within which and the same period during which the cash flow futures were hedged. The ineffective portion of any gain or loss is recognized immediately in the current income statement.

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

Impairment of financial assets

On an annual basis, Management performs impairment testing for financial assets or groups of financial assets. If a trigger event occurs, a financial asset or group of financial assets will be deemed to be impaired. An asset or group of financial assets is deemed impaired, and impairment losses are recorded, only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that event (or events) has an impact on the estimated future cash flow from the financial asset or group of financial assets, and can be estimated reliably.

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

The recoverable amounts of other assets are determined as the higher of their fair value less costs to sell and their value in use. For an asset that does not generate substantially independent cash inflows, the recoverable amount is allocated to the CGU to which the asset belongs. The recoverable amounts of the CGU to which the goodwill and the intangible assets with indefinite useful lives belong are based on the fair value net of selling expenses, using EBITDA multiples observed in the market for previous business combinations involving comparable businesses in the brewing industry. For some CGUs, these calculations are corroborated using the fair-value less costs of disposal approach, where the adjusted free cash flow of these CGUs is discounted to fair value using a discount rate after tax that reflects current valuation models for the time value of money, and the risks specific to the asset.

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

In the case of these programs, the tax terms are set out in the tax law. When conditions for obtaining these grants exist, they are under the Company's control. The benefits of the delayed payment of such taxes are recorded in the income statement, on an accrual basis.

As the interest rates and/or terms of these loans are advantageous compared to market conditions, this financing is considered as subsidized loans as intended by IAS 20. The respective subsidies consist of the gains identified by comparing the value of these operations under the market conditions to the value agreed in the contracts. Thereby, upon receipt of funding, the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies. Management reviews the market conditions prevailing in the year to assess such subsidies on an annual basis.

Monthly, taking into account the value of the consideration, the period to maturity, the financing contract interest rate and the abovementioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

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

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

(i) Predecessor basis of accounting (Note 3 (c));

(ii) Business combinations (Note 3 (c) and (k);

(iii) Impairment (Note 3 (w) and (x));

(iv) Provisions, including tax contingencies (Note 3 (v));

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

The Company uses its judgment to choose between a variety of methods including the net fair value of expenses approach and option valuation models and makes assumptions about the fair value of financial instruments mainly based on the market conditions at each balance sheet date.

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

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

5.	SEGMENT REPORTING

(a)    Reportable segments - Years ended:

	Brazil			CAC (i)			Latin America - south (ii)			Canada	Consolidated
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

Net sales	35,586.5	30,196.5	28,129.9	9,947.4	7,319.3	6,757.9	16,571.7	11,560.8	10,028.7	10,748.7	9,302.4	7,088.6	72,854.3	58,379.0	52,005.1
Cost of sales	(18,309.1)	(14,112.9)	(12,096.3)	(4,727.9)	(3,307.5)	(2,934.1)	(8,235.7)	(5,937.4)	(3,998.0)	(4,387.0)	(3,708.3)	(2,649.8)	(35,659.7)	(27,066.1)	(21,678.2)
Gross profit	17,277.4	16,083.6	16,033.6	5,219.5	4,011.8	3,823.8	8,336.0	5,623.4	6,030.7	6,361.7	5,594.1	4,438.8	37,194.6	31,312.9	30,326.9
Distribution expenses	(5,123.1)	(4,241.9)	(3,814.1)	(872.7)	(751.5)	(684.3)	(2,010.1)	(1,492.8)	(1,092.0)	(1,926.8)	(1,758.8)	(1,361.0)	(9,932.7)	(8,245.0)	(6,951.4)
Sales and marketing expenses	(3,440.3)	(3,444.1)	(3,124.8)	(693.3)	(542.4)	(553.0)	(1,542.9)	(1,165.6)	(1,019.7)	(1,359.0)	(1,222.5)	(998.6)	(7,035.5)	(6,374.6)	(5,696.1)
Administrative expenses	(3,006.2)	(1,629.6)	(1,646.8)	(427.7)	(305.0)	(256.7)	(832.0)	(574.9)	(428.8)	(611.5)	(439.0)	(347.7)	(4,877.4)	(2,948.5)	(2,680.0)
Other operating income/(expenses)	2,096.0	2,887.2	1,421.0	12.4	(23.5)	85.8	38.8	(159.9)	(18.0)	(23.1)	(24.4)	(16.1)	2,124.1	2,679.4	1,472.7
Exceptional items	(210.1)	(173.8)	(328.2)	(46.7)	(70.5)	(17.1)	(115.4)	(145.7)	(51.9)	(20.6)	(62.0)	-	(392.8)	(452.0)	(397.2)
Income from operations	7,593.7	9,481.4	8,540.7	3,191.5	2,318.9	2,398.5	3,874.4	2,084.5	3,420.3	2,420.7	2,087.4	1,715.4	17,080.3	15,972.2	16,074.9
Net finance costs	(858.1)	(663.9)	(1,381.9)	(80.1)	9.8	(110.1)	(2,177.8)	(1,731.4)	(1,543.2)	(89.4)	(49.0)	(74.3)	(3,205.4)	(2,434.5)	(3,109.5)
Share of results of joint ventures	(11.7)	(7.2)	(5.6)	(79.7)	(4.9)	(2.2)	-	-	-	(24.3)	(31.2)	(14.5)	(115.7)	(43.3)	(22.3)
Income before income tax	6,723.9	8,810.3	7,153.2	3,031.7	2,323.8	2,286.2	1,696.6	353.1	1,877.1	2,307.0	2,007.2	1,626.6	13,759.2	13,494.4	12,943.1
Income tax expense	1,953.2	(203.1)	807.7	(1,301.7)	(713.2)	(642.7)	(509.4)	(118.4)	(272.3)	(778.7)	(727.8)	(647.4)	(636.6)	(1,762.5)	(754.7)
Net income	8,677.1	8,607.2	7,960.9	1,730.0	1,610.6	1,643.5	1,187.2	234.7	1,604.8	1,528.3	1,279.4	979.2	13,122.6	11,731.9	12,188.4

EBITDA (iii)	10,564.3	12,388.7	11,404.1	3,789.2	2,995.0	2,942.6	5,071.4	3,182.6	4,337.9	2,936.4	2,529.8	2,043.1	22,361.3	21,096.1	20,727.7
Depreciation. amortization and impairment	(2,982.3)	(2,914.5)	(2,869.0)	(677.4)	(681.0)	(546.3)	(1,197.0)	(1,098.1)	(917.6)	(540.0)	(473.6)	(342.2)	(5,396.7)	(5,167.4)	(4,675.2)
Net finance costs	(858.1)	(663.9)	(1,381.9)	(80.1)	9.8	(110.1)	(2,177.8)	(1,731.4)	(1,543.2)	(89.4)	(49.0)	(74.3)	(3,205.4)	(2,434.5)	(3,109.5)
Income tax expense	1,953.2	(203.1)	807.7	(1,301.7)	(713.2)	(642.7)	(509.4)	(118.4)	(272.3)	(778.7)	(727.8)	(647.4)	(636.6)	(1,762.5)	(754.7)
Net income	8,677.1	8,607.2	7,960.9	1,730.0	1,610.6	1,643.5	1,187.2	234.7	1,604.8	1,528.3	1,279.4	979.2	13,122.6	11,731.9	12,188.4

EBITDA margin as a % (iii)	29.7%	41.0%	40.5%	38.1%	40.9%	43.5%	30.6%	27.5%	43.3%	27.3%	27.2%	28.8%	30.7%	36.1%	39.9%

Acquisition of property, plant and equipment	4,645.1	3,114.9	3,176.5	801.6	492.3	578.4	1,665.4	621.8	1,025.0	565.0	463.7	289.5	7,677.1	4,692.7	5,069.4

(continued)

	Brazil			CAC(i)			LatinAmerica-south (ii)			Canada			Consolidated
	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019	2021	2020	2019

Segment assets	54,609.4	48,970.2	44,161.9	15,351.9	13,521.4	11,393.3	21,583.0	17,211.2	14,454.0	18,016.6	16,487.9	12,035.0	109,560.9	96,190.7	82,044.2
Intersegment elimination													(2,868.5)	(2,187.6)	(2,286.2)
Non-segmented assets													31,910.1	31,193.2	21,984.9
Total assets													138,602.5	125,196.3	101,742.9

Segment liabilities	27,611.2	25,032.6	19,907.4	5,414.4	4,114.2	3,932.8	7,843.6	5,156.4	4,411.8	6,156.5	6,256.6	4,078.7	47,025.7	40,559.8	32,330.7
Intersegment elimination													(2,869.1)	(2,187.4)	(2,286.4)
Non-segmented liabilities													94,445.9	86,823.9	71,698.6
Total liabilities													138,602.5	125,196.3	101,742.9

(i) CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii) Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

(b)	Additional information - by Business unit - Years ended:

	Brazil
	Beer			NAB			Total
	2021	2020	2019	2021	2020	2019	2021	2020	2019

Net sales	30,537.1	25,953.0	23,765.5	5,049.4	4,243.5	4,364.4	35,586.5	30,196.5	28,129.9
Cost of sales	(15,382.0)	(11,941.7)	(10,037.9)	(2,927.1)	(2,171.2)	(2,058.4)	(18,309.1)	(14,112.9)	(12,096.3)
Gross profit	15,155.1	14,011.3	13,727.6	2,122.3	2,072.3	2,306.0	17,277.4	16,083.6	16,033.6
Distribution expenses	(4,263.1)	(3,529.2)	(3,105.5)	(860.0)	(712.7)	(708.6)	(5,123.1)	(4,241.9)	(3,814.1)
Sales and marketing expenses	(3,096.2)	(3,008.9)	(2,721.0)	(344.1)	(435.2)	(403.8)	(3,440.3)	(3,444.1)	(3,124.8)
Administrative expenses	(2,616.1)	(1,395.1)	(1,426.0)	(390.1)	(234.5)	(220.8)	(3,006.2)	(1,629.6)	(1,646.8)
Other operating income/(expenses)	1,711.3	2,380.3	1,110.4	384.7	506.9	310.6	2,096.0	2,887.2	1,421.0
Exceptional items	(202.0)	(173.8)	(328.2)	(8.1)	-	-	(210.1)	(173.8)	(328.2)
Income from operations	6,689.0	8,284.6	7,257.3	904.7	1,196.8	1,283.4	7,593.7	9,481.4	8,540.7
Net finance costs	(858.1)	(663.9)	(1,408.9)	-	-	27.0	(858.1)	(663.9)	(1,381.9)
Share of results of joint ventures	(11.7)	(7.2)	(5.6)	-	-	-	(11.7)	(7.2)	(5.6)
Income before income tax	5,819.2	7,613.5	5,842.8	904.7	1,196.8	1,310.4	6,723.9	8,810.3	7,153.2
Income tax expense	1,953.2	(203.1)	807.7	-	-	-	1,953.2	(203.1)	807.7
Net income	7,772.4	7,410.4	6,650.5	904.7	1,196.8	1,310.4	8,677.1	8,607.2	7,960.9

EBITDA (i)	9,302.4	10,830.8	9,767.0	1,261.9	1,557.9	1,637.1	10,564.3	12,388.7	11,404.1
Depreciation. amortization and impairment	(2,625.1)	(2,553.4)	(2,515.3)	(357.2)	(361.1)	(353.7)	(2,982.3)	(2,914.5)	(2,869.0)
Net finance costs	(858.1)	(663.9)	(1,408.9)	-	-	27.0	(858.1)	(663.9)	(1,381.9)
Income tax expense	1,953.2	(203.1)	807.7	-	-	-	1,953.2	(203.1)	807.7
Net income	7,772.4	7,410.4	6,650.5	904.7	1,196.8	1,310.4	8,677.1	8,607.2	7,960.9

EBITDA margin as a % (i)	30.5%	41.7%	41.1%	25.0%	36.7%	37.5%	29.7%	41.0%	40.5%

(i) From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

6.	NET SALES

Reconciliation between gross sales and net sales:

	2021	2020	2019

Gross sales and/or services	110,162.7	85,221.2	76,286.6
Excise duty	(22,052.6)	(18,259.7)	(16,431.3)
Discounts	(15,255.8)	(8,582.5)	(7,850.2)
	72,854.3	58,379.0	52,005.1

7.	OTHER OPERATING INCOME / (EXPENSES)

	2021	2020	2019

Government grants/NPV of long-term fiscal incentives	853.2	735.9	761.3
Extemporaneous credits/(debits) (i)	1,219.0	2,121.3	594.6
(Additions)/reversals of provisions	(71.4)	(70.1)	(37.7)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	66.1	27.2	30.7
Other operating income/(expenses), net	57.2	(134.9)	123.8
	2,124.1	2,679.4	1,472.7

(i) As detailed in Note 30 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses), according to the accounting policy adopted in 2020.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and that the grants will be received. Government grants are systematically recognized in income during the periods when the Company recognizes as expenses the related costs that the grants are intended to offset.

8.	EXCEPTIONAL ITEMS

	2021	2020	2019

Costs arising from business combinations	-	(18.2)	-
COVID-19 impacts (ii)	(134.3)	(263.2)	-
Restructuring (i)	(165.4)	(146.5)	(101.8)
State amnesty (iii)	-	-	(290.1)
Effect of application of IAS 29 (hyperinflation)	(11.1)	(9.3)	(5.3)
Stella Recall	-	(14.8)	-
Distribution agreement (iv)	(82.0)	-	-
	(392.8)	(452.0)	(397.2)

(i) The restructuring expenses primarily related to centralized projects and resizing in the Latin America CAC and Brazil.

(ii) COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of our people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

(iii) The payment by Ambev of the Amnesty in the State of Mato Grosso is required by the Brazilian government for in order to continue to receive tax incentives, according to Complementary Law No. 160/17, regulated by the complementary law of the State of Mato Grosso No. 631/19.

(iv) Refers to distribution agreement with our strategic partner in Guatemala.

9.	PAYROLL AND RELATED BENEFITS

	2021	2020	2019

Wages and salaries	4,162.6	3,736.5	3,700.6
Social security contributions	1,016.0	851.8	822.9
Other personnel costs	1,076.1	836.9	764.9
Increase in liabilities for defined benefit plans	178.2	131.2	147.7
Share-based payments	391.5	223.1	219.2
Contributions to defined contribution plans	74.1	61.1	29.7
	6,898.5	5,840.6	5,685.0

The payroll expenses and related benefits are presented in the income statement as shown below:

	2021	2020	2019

Cost of sales	2,247.9	2,175.1	1,976.7
Distribution expenses	1,286.8	1,130.4	1,014.5
Sales and marketing expenses	1,480.9	1,333.7	1,231.3
Administrative expenses	1,699.1	1,089.2	1,338.8
Net finance costs	115.6	44.1	89.2
Other operating income/(expenses), net	-	2.2	1.3
Exceptional items	68.2	65.9	33.2
	6,898.5	5,840.6	5,685.0

10.	ADDITIONAL INFORMATION ON COST OF SALES AND OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years ended in December 31, 2021, 2020 and 2019:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2021	2020	2019	2021	2020	2019

Cost of sales (i)	3,326.6	2,980.4	2,671.6	16.4	15.7	12.4
Distribution expenses	654.1	441.7	649.0	-	-	-
Sales and marketing expenses	700.3	787.9	557.7	84.3	219.9	319.4
Administrative expenses	331.4	453.6	272.0	304.2	276.1	195.5
	5,012.4	4,663.6	4,150.3	404.9	511.7	527.3

(i) These amounts added to R$2,247.9 (R$2,175.1 and R$1,976.7 as at December 31, 2020 and 2019, respectively) mentioned in Note 9 - Payroll and related benefits, total R$5,591.0 (R$5,171.2 and R$4,660.7 as at December 31, 2020 and 2019, respectively). The remaining amount of R$30,068.8 (R$21,894.9 and R$17,017.5 as at December 31, 2020and 2019, respectively), recorded in the cost of sales, refers to other production costs.

11.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	2021	2020	2019

Interest expense	(1,431.8)	(1,786.6)	(1,514.3)
Net Interest on pension plans	(115.6)	(117.2)	(105.3)
Losses on hedging instruments	(2,540.2)	(1,919.3)	(1,286.0)
Interest on provision for disputes and litigation	(290.0)	(208.8)	(163.9)
Exchange variations	(453.9)	(706.4)	(637.2)
Interest and foreign exchange rate on loans to/from related parties	-	-	(41.5)
Financial instruments at fair value through profit or loss	-	(4.3)	(310.4)
Tax on financial transactions	(216.6)	(335.0)	(202.1)
Bank guarantee expenses	(174.9)	(188.0)	(136.2)
Other financial results	(195.9)	(164.9)	(172.1)
	(5,418.9)	(5,430.5)	(4,569.0)

Exceptional finance expense	(8.9)	-	(179.4)
	(5,427.8)	(5,430.5)	(4,748.4)

The exceptional finance expenses refer to the payment of Amnesty in the State of Mato Grosso, in the amount of R$101.9, and the realization of exchange variations on loans settled with related parties, historically recognized in shareholders' equity, in the amount of R$77.5 at December 31, 2019.

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 28 - Financial instruments and risks). The interest expenses are as follows:

	2021	2020	2019

Financial instruments measured at amortized cost	(466.0)	(776.0)	(520.9)
Financial instruments at fair value through profit or loss	(965.8)	(1,010.6)	(993.4)
	(1,431.8)	(1,786.6)	(1,514.3)

(b)	Finance income

	2021	2020	2019

Interest income	1,101.6	2,245.5	1,068.0
Interest and foreign exchange rate on loans to/from related parties	42.5	10.6	-
Financial instruments at fair value through profit or loss	77.0	242.6	37.2
Other financial results	78.9	49.9	26.3
	1,300.0	2,548.6	1,131.5

Exceptional finance income	-	-	161.2
Effect of application of IAS 29 (hyperinflation)	922.4	447.4	346.2
	2,222.4	2,996.0	1,638.9

Interest income arises from the following financial assets:

	2021	2020	2019

Cash and cash equivalents	329.5	234.6	454.8
Investment securities held for trading	84.7	4.3	0.1
Other receivables (i)	687.4	2,006.6	613.1
	1,101.6	2,245.5	1,068.0

(i) Mainly related to monetary adjustments related to the exclusion of ICMS (VAT tax) from the basis of PIS and COFINS calculation, in the amount of R$384.8 million at December 2021 (R$1.8 billion at December 2020), additional details in Note 30 - Contingencies.

12.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	2021	2020	2019

Income tax expense - current	(1,268.6)	(1,048.9)	(1,118.1)

Deferred tax expense on temporary differences	1,072.9	(1,576.0)	277.1
Deferred tax over taxes losses carryforwards movements in the current period	(440.9)	862.4	86.3
Total deferred tax (expense)/income	632.0	(713.6)	363.4

Total income tax expenses	(636.6)	(1,762.5)	(754.7)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	2021	2020	2019

Profit before tax	13,759.2	13,494.4	12,943.1
Adjustment on a taxable basis
Others non-taxable income	(611.0)	(6.2)	-
Government grants related to sales taxes	(1,883.1)	(1,597.8)	(1,881.8)
Share of results of joint ventures	115.7	43.3	22.3
Non-deductible expenses	99.2	119.6	76.9
Worldwide taxation	(360.0)	48.2	(569.0)
	11,120.0	12,101.5	10,591.4
Aggregated weighted nominal tax rate	27.39%	30.26%	28.94%
Taxes payable – nominal rate	(3,045.3)	(3,662.1)	(3,064.7)
Adjustment on tax expense
Income tax Incentives	213.2	123.2	245.9
Deductible interest on shareholders' equity	2,516.0	2,213.2	2,623.8
Tax savings from goodwill amortization	77.5	77.5	80.5
Withholding income tax	(876.0)	(628.2)	(420.3)
Recognition/(write-off) of deferred charges on tax losses	(1.5)	123.2	(377.4)
Effect of application of IAS 29 (hyperinflation)	(123.3)	(50.5)	1.4
Others with reduced taxation	602.8	41.2	156.1
Income tax and social contribution expense	(636.6)	(1,762.5)	(754.7)
Effective tax rate	4.63%	13.06%	5.83%

The main events that impacted the effective tax rate for the period were:

●

On September 24, 2021, the Brazilian Supreme Court of Justice (“STF”) issued a binding decision favorable to taxpayers on proceeding nº 1.063.187/SC (Recurso Extraordinário nº 1,063,187/SC – Tema 962), recognizing the unconstitutionality of Corporate Income Taxes (“IRPJ and CSLL”) calculated over SELIC interest earned upon the recovery of taxes.

The Company (on its behalf and as successor of merged entities) and its subsidiaries have judicial claims under which it is disputed the right to recover IRPJ and CSLL as well as Social Contributions on Gross revenues (“PIS and COFINS”) calculated and paid over SELIC interest earned upon the recovery of taxes and judicial deposits, as well as the right to recover/offset the taxes unduly paid over such amounts in periods prior to the filing of the relevant lawsuits. Up to now, final decisions have not been rendered in the respective judicial claims.

Based on the binding decision issued by STF and on the analysis of the Company’s external counsels, the Company evaluates as probable that such tax treatment will be accepted in its respective lawsuits, especially as relates to the recognition of its right to recover/offset the amount of IRPJ and CSLL calculated and paid over SELIC interest earned upon the recovery of taxes accounted in the period between 2006 and 2021.

In the third quarter of 2021, in accordance with IFRIC 23, the Company reverted the amount of deferred IRPJ and CSLL calculated over the SELIC interest that was included in the tax credit recognized by the Company as a result of the STF judgment of RE 574,706/PR (which recognized the constitutionality of the exclusion of ICMS from the taxable basis of PIS and COFINS) related to the periods that were in force: (i) the “REFRI Taxation Model” for special soft drinks and beer regime, and (ii) the “New Model Taxation" regime for the period between 2015 and March 2017, as detailed in Note 30 – Contingencies’.

The amount recognized in 2021 amounted to R$1,070 million.

●

Government subsidy for sales taxes: for regional incentives, these are related primarily to local production, and, when reinvested, are not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”).

●	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

●

Withholding income tax: The amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The increase in the amount in 2021 is mainly due to the exchange rate variation of the balances held in liabilities.

●

Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on Capital (“IOC”), which is deductible for income tax purposes.

13.	PROPERTY, PLANT AND EQUIPMENT

	2021	2020

Property, plant and equipment	26,664.0	22,852.9
Right of use assets	2,560.3	1,915.5
	29,224.3	24,768.4

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2019	10,886.9	29,676.1	6,367.7	2,184.3	49,115.0
Effects of movements in foreign exchange in the balance sheet	724.8	1,811.9	392.1	173.2	3,102.0
Effects of application of IAS 29 (hyperinflation)	310.5	1,160.4	291.8	130.3	1,893.0
Acquisition through business combinations	4.0	9.8	1.7	-	15.5
Acquisitions	17.2	514.8	74.3	3,815.6	4,421.9
Disposals and write-offs	(23.7)	(1,422.2)	(247.0)	0.2	(1,692.7)
Transfers to other asset categories	465.4	2,286.6	338.8	(3,472.9)	(382.1)
At December 31, 2020	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6
Effects of movements in foreign exchange in the balance sheet	54.1	129.0	4.3	6.0	193.4
Effects of application of IAS 29 (hyperinflation)	544.2	1,170.1	216.4	148.7	2,079.4
Acquisitions	0.9	8.6	0.5	1.1	11.1
Disposals and write-offs	11.3	960.1	45.2	6,294.5	7,311.1
Transfers to other asset categories	(117.7)	(1,238.4)	(360.4)	(3.4)	(1,719.9)
Others	662.0	2,402.9	401.5	(3,872.9)	(406.5)
At December 31, 2021	13,539.9	37,469.7	7,526.9	5,404.7	63,941.2

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2019	(3,400.6)	(20,381.7)	(4,785.0)	-	(28,567.3)
Effects of movements in foreign exchange in the balance sheet	(174.3)	(1,205.7)	(278.5)	-	(1,658.5)
Effects of application of IAS 29 (hyperinflation)	(51.4)	(670.4)	(300.0)	-	(1,021.8)
Depreciation	(401.8)	(2,795.4)	(699.2)	-	(3,896.4)
Disposals and write-offs	7.8	1,409.0	245.9	-	1,662.7
Transfers to other asset categories	29.8	(3.6)	22.0	-	48.2
Others	(3.1)	(183.2)	(0.3)	-	(186.6)
At December 31, 2020	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)
Effects of movements in foreign exchange in the balance sheet	(39.7)	(52.4)	10.6	-	(81.5)
Effects of application of IAS 29 (hyperinflation)	(94.1)	(557.6)	(146.6)	-	(798.3)
Acquisition through business combinations	(0.3)	(1.1)	(0.2)	-	(1.6)
Depreciation	(398.1)	(3,098.5)	(634.4)	-	(4,131.0)
Disposals and write-offs	46.6	1,222.6	320.6	-	1,589.8
Transfers to other asset categories	36.6	1.3	5.4	-	43.3
Others	(7.1)	(269.0)	(2.1)	-	(278.2)
At December 31, 2021	(4,449.7)	(26,585.7)	(6,241.8)	-	(37,277.2)

Carrying amount:
At December 31, 2020	8,391.5	10,206.4	1,424.3	2,830.7	22,852.9
At December 31, 2021	9,090.2	10,884.0	1,285.1	5,404.7	26,664.0

The balances of fixed assets provided as security are not material.

Right-of-use asset:

	Buildings	Plant and equipment	Others	Total
Acquisition cost
At December 31, 2019	1,339.8	1,865.1	156.2	3,361.1
Effects of movements in foreign exchange in the balance sheet	131.8	8.2	9.3	149.3
Additions	321.8	32.6	12.2	366.6
Transfers from (to) other asset categories	(1.8)	-	(2.2)	(4.0)
At December 31, 2020	1,791.6	1,905.9	175.5	3,873.0
Effects of movements in foreign exchange in the balance sheet	51.8	4.0	6.3	62.1
Additions	803.9	1,409.6	71.2	2,284.7
Write-offs	(312.4)	(1,327.8)	(122.7)	(1,762.9)
Transfers from (to) other asset categories	(27.7)	(76.5)	90.2	(14.0)
At December 31, 2021	2,307.2	1,915.2	220.5	4,442.9

	Buildings	Plant and equipment	Others	Total
Depreciation
At December 31, 2019	(494.5)	(756.9)	(81.1)	(1,332.5)
Effects of movements in foreign exchange in the balance sheet	(40.9)	(4.5)	(3.9)	(49.3)
Depreciation	(280.7)	(256.5)	(43.4)	(580.6)
Transfers (from) to other asset categories	3.2	-	1.7	4.9
At December 31, 2020	(812.9)	(1,017.9)	(126.7)	(1,957.5)
Effects of movements in foreign exchange in the balance sheet	(19.3)	(1.5)	(3.6)	(24.4)
Depreciation	(476.3)	(489.4)	(58.7)	(1,024.4)
Write-offs	205.8	794.9	109.6	1,110.3
Transfers (from) to other asset categories	1.5	43.1	(31.2)	13.4
At December 31, 2021	(1,101.2)	(670.8)	(110.6)	(1,882.6)

Carrying amount:
At December 31, 2020	978.7	888.0	48.8	1,915.5
At December 31, 2021	1,206.0	1,244.4	109.9	2,560.3

The average discount rate applied for IFRS 16, using the incremental rate was as follows:

	Rate %
Lease Term	2021	2020	2019

2021-2025	7.29%	10.54%	6.63%
2026-2030	9.78%	8.19%	8.33%
2031-2035	14.47%	10.97%	9.00%

14.	GOODWILL

	2021	2020

Balance at the end of the previous year	40,023.5	35,009.9
Effects of movements in foreign exchange in the balance sheet	1,255.3	4,006.9
Effect of application of IAS 29 (hyperinflation)	1,092.4	605.4
Acquisitions, (write-offs) and disposal through business combinations	40.1	401.3
Balance at the end of the year	42,411.3	40,023.5

The carrying amount of goodwill was allocated to the different CGU as follows:

	Functional currency	2021	2020

Brazil	BRL	17,702.4	17,696.7
Goodwill		102,945.0	102,939.3
Non-controlling transactions (i)		(85,242.6)	(85,242.6)

CAC:
Dominican Republic	DOP	4,439.3	4,080.7
Panama	PAB	1,939.9	1,806.5

Latin America - South:
Argentina	ARS	3,232.6	2,415.2
Bolivia	BOB	1,973.9	1,838.2
Chile	CLP	57.4	63.9
Paraguay	PYG	1,083.2	998.9
Uruguay	UYU	185.2	182.0

Canada	CAD	11,797.4	10,941.4
		42,411.3	40,023.5

(i) This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

The impairment testing of assets with indefinite useful lives requires the use of a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 31% of total assets, as at December 31, 2021 (36% as at December 31, 2020) is tested for impairment at the cash-generating unit level at least annually. The cash-generating unit level is the lowest level at which assets are monitored for internal management purposes. When a business combination occurs, assets with indefinite useful lives are allocated, from the acquisition date, to each business unit that is expected to benefit from the synergies arising from the combination.

Annual impairment testing

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

The methodology used by the Company to determine the recoverable value of all its CGUs is the net fair value of selling expenses, using multiples of the profit before financial result, income tax and depreciation and amortization expenses (“EBITDA”), observed in the market for previous comparable business transactions in the domestic and international brewing industry. The values used by the Company for this approach are based on external sources of information. This measurement is classified at Level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable value was the EBITDA multiples of observable transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with invested capital that exceeds seven times their EBITDA should have their recoverable value determined using the value-in-use approach, to determine whether the value-in-use exceeds the carrying amount of the CGU. Based on the most recent analysis carried out by the Company, only Chile met this criterion.

Thus, for the Brazil and Chile CGUs, the Company also used discounted cash flow projections to determine the CGUs’ recoverable amounts, in order to corroborate the conclusions reached by applying the fair value less disposal costs approach that he carrying amount of these CGUs does not exceed their recoverable values. The selection of these CGUs considered quantitative and qualitative aspects, since only the Brazil CGU, which is the most representative of the Company as a whole, and the Chile CGU, have reached a multiple above the pre-determined parameter related to EBITDA.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was carried out for a 0.5 percentage point increase / decrease in the discount rate and growth rate. In any combination, the value of the cash flow is higher than its book value. As a result of this analysis, there is no need to record any provision to impairment from these assets.

The key judgments, estimates and key assumptions used for the discounted free cash flow calculations for these CGUs were as follow:

■	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

■

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

■

From the third to the tenth year of the model, the cash flow is extrapolated using the growth in volumes, price indexes, and expected market share for each CGU. For the Chile CGU the best estimates from local management were considered; and

■	Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities of this metric.

Based on the cash flow analysis, the growth rates applied ranged from 3.0% to 5.3%.

The nominal WACC applied in the local currency for each CGU was as follows:

CGU	2021
Chile	7.70%
Brazil	9.59%

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates based on different assumptions or market or macroeconomic conditions.

15.	INTANGIBLES

		Distribution
	Brands	contracts	Software	Others	Total
Acquisition cost
At December 31, 2019	4,744.2	2,956.3	1,801.2	663.3	10,165.0
Effects of movements in foreign exchange in the balance sheet	646.7	75.3	40.6	73.4	836.0
Effect of application of IAS 29 (hyperinflation)	348.2	28.5	85.3	203.8	665.8
Additions	9.1	168.7	20.2	72.8	270.8
Disposal	-	(0.6)	(0.5)	-	(1.1)
Acquisitions through business combination	27.6	-	-	-	27.6
Acquisition through exchange transaction of shareholdings	-	-	-	-	-
Transfers to other assets categories	(122.5)	56.3	291.4	87.5	312.7
At December 31, 2020	5,653.3	3,284.5	2,238.2	1,100.8	12,276.8
Effects of movements in foreign exchange in the balance sheet	123.7	16.3	(20.9)	(4.6)	114.5
Effect of application of IAS 29 (hyperinflation)	622.0	56.1	103.8	149.1	931.0
Additions	-	-	26.0	340.1	366.1
Disposal	(31.0)	-	(13.4)	-	(44.4)
Acquisitions through business combination	-	-	-	-	-
Acquisition through exchange transaction of shareholdings	-	-	-	-	-
Transfers to other assets categories	(39.0)	(8.5)	625.3	(206.9)	370.9
Other	-	-	-	-	-
At December 31, 2021	6,329.0	3,348.4	2,959.0	1,378.5	14,014.9

		Distribution
	Brands	Contracts	Software	Others	Total
Amortization and Impairment losses
At December 31, 2019	-	(2,328.6)	(1,131.1)	(398.9)	(3,858.6)
Effects of movements in foreign exchange in the balance sheet	-	6.8	(25.6)	(33.4)	(52.2)
Effect of application of IAS 29 (hyperinflation)	-	(28.4)	(57.7)	(191.0)	(277.1)
Amortization	-	(234.2)	(247.3)	(30.2)	(511.7)
Disposal	-	-	0.5	-	0.5
Transfers to other assets categories	-	-	2.9	-	2.9
At December 31, 2020	-	(2,584.4)	(1,458.3)	(653.5)	(4,696.2)
Effects of movements in foreign exchange in the balance sheet	-	13.1	15.1	20.7	48.9
Effect of application of IAS 29 (hyperinflation)	-	(56.0)	(83.8)	(139.7)	(279.5)
Amortization	-	(58.4)	(299.7)	(46.8)	(404.9)
Disposal	-	-	14.1	-	14.1
Transfers to other assets categories	-	8.5	(16.7)	(0.1)	(8.3)
At December 31, 2021	-	(2,677.2)	(1,829.3)	(819.4)	(5,325.9)

Carrying amount:
At December 31, 2020	5,653.3	700.1	779.9	447.3	7,580.6
At December 31, 2021	6,329.0	671.2	1,129.7	559.1	8,689.0

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

The carrying value of intangible assets with indefinite useful lives classified as brands were allocated to the following CGUs:

	2021	2020
Argentina	1,917.1	1,523.0
Bolivia	956.7	890.9
Brazil	-	3.3
Canada	235.2	218.5
Chile	84.8	94.4
Luxembourg	339.6	339.6
Paraguay	616.3	568.4
Dominican Republic	1,670.4	1,534.9
Panama	383.8	357.4
Uruguay	125.1	122.9
	6,329.0	5,653.3

Intangible assets with indefinite useful lives have been tested for impairment on a CGU level basis, which is consistent with the approach described in Note 14 - Goodwill.

16.	INVESTMENT SECURITIES

	2021	2020

Investment on debt securities (i)	192.9	213.9
Non-current investment securities	192.9	213.9

Financial assets at fair value through profit or loss	1,914.6	1,700.0
Current investment securities	1,914.6	1,700.0

Total	2,107.5	1,913.9

(i) The balance refers substantially to Bank Deposit Certificates (“CDB”) linked to tax incentives that do not have immediate convertibility into a known amount of cash.

17.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

Deferred taxes for income tax and social contribution taxes are calculated on temporary differences between the tax bases of these taxes and the accounting calculations of the Company, which include tax losses. The tax rates in Brazil, which are expected to be applicable upon the realization of the deferred taxes, are 25% for income tax and 9% for social contribution. For other regions in which the Company operates, the expected nominal rates are as follows:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%

(i) Amendments to Argentine tax legislation enacted in June 2021 and applicable from January, 2021 increased the income tax rate from 30% to 35%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against recorded temporary differences at December 31,2021.

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	2021			2020
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	12.5	(2.5)	10.0	10.1	-	10.1
Intangible	-	(1,634.5)	(1,634.5)	-	(1,253.0)	(1,253.0)
Employee benefits	1,278.2	(2.0)	1,276.2	971.2	(3.0)	968.2
Trade payables	4,113.3	(1.1)	4,112.2	3,917.1	(230.3)	3,686.8
Trade receivable	50.6	-	50.6	53.0	-	53.0
Derivatives	232.2	(72.4)	159.8	36.3	(118.7)	(82.4)
Interest-Bearing Loans and Borrowings	-	(1.6)	(1.6)	-	(1.8)	(1.8)
Inventories	328.2	(49.1)	279.1	288.7	(67.6)	221.1
Property, plant and equipment	645.4	(2,027.0)	(1,381.6)	430.8	(1,609.0)	(1,178.2)
Withholding tax on undistributed profits and royalties	-	(2,079.5)	(2,079.5)	-	(1,538.8)	(1,538.8)
Investments in joint ventures	-	(421.6)	(421.6)	-	(421.6)	(421.6)
Losses carried forward	1,298.8	-	1,298.8	1,739.7	-	1,739.7
Provisions	696.9	(0.2)	696.7	636.0	(1.3)	634.7
Impact of the adoption of IFRS 16 (Leases)	78.6	(0.3)	78.3	124.2	(1.6)	122.6
ICMS on the assessment bases of PIS/COFINS	-	(1,019.6)	(1,019.6)	-	(1,460.8)	(1,460.8)
Other items	110.3	(19.9)	90.4	79.2	(61.4)	17.8
Gross deferred tax assets / (liabilities)	8,845.0	(7,331.3)	1,513.7	8,286.3	(6,768.9)	1,517.4
Netting by taxable entity	(4,117.3)	4,117.3	-	(3,725.5)	3,725.5	-
Net deferred tax assets / (liabilities)	4,727.7	(3,214.0)	1,513.7	4,560.8	(3,043.4)	1,517.4

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainty about the tax treatment of income, are disclosed in Notes 3 (i) and 30, respectively.

As at December 31, 2021 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized/settled using temporary differences, as follows:

	2021
Deferred taxes not related to tax losses	to be realized within 12 months	to be realized after 12 months	Total

Investment securities	-	10.0	10.0
Intangible	(1.5)	(1,633.0)	(1,634.5)
Employee benefits	309.4	966.8	1,276.2
Trade payables	(176.0)	4,288.2	4,112.2
Trade receivable	37.3	13.3	50.6
Derivatives	(122.9)	282.7	159.8
Interest-bearing loans and borrowings	(1.6)	-	(1.6)
Inventories	291.9	(12.8)	279.1
Property, plant and equipment	(11.0)	(1,370.6)	(1,381.6)
Withholding tax on undistributed profits and royalties	(151.2)	(1,928.3)	(2,079.5)
Investments in joint ventures	-	(421.6)	(421.6)
Provisions	383.3	313.4	696.7
Impact of the adoption of IFRS 16 (Leases)	0.1	78.2	78.3
ICMS on the assessment bases of PIS/COFINS	-	(1,019.6)	(1,019.6)
Other items	86.6	3.8	90.4
Total	644.4	(429.5)	214.9

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

Deferred tax related to tax losses	2021
2022	179.6
2023	225.6
2024	112.7
2025	196.9
2026 to 2028	120.4
2029 to 2030	406.8
2030 to 2031 (i)	56.8
Total	1,298.8

(i) There is no expectation of realization beyond a term of ten years.

As at December 31, 2021, the tax credits related to tax losses in the amount of R$1,055.6 (R$970.0 in 2020) were not recorded, as realization is not probable.

A significant portion of the deferred tax asset related to tax losses amount does not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$4,122.5 in 2021 (R$3,879.8 in 2020).

The net change in deferred income tax and social contribution is as follows:

At December 31, 2019	579.0
Recognition of actuarial gains/(losses)	56.2
Investment hedge in foreign operations	(1.0)
Investment hedge - put option of a subsidiary interest	191.5
Cash flow hedge - gains/(losses)	96.8
Gains/(losses) on translation of other foreign operations	1,529.5
Recognized in other comprehensive income	1,873.0
Recognized in the income statement	(713.6)
Changes directly in the balance sheet	(221.0)
Recognized in deferred tax	(174.3)
Effect of application of IAS 29 (hyperinflation)	(174.3)
Recognized in other balance sheet group	(46.7)
At December 31, 2020	1,517.4
Recognition of actuarial gains/(losses)	(116.6)
Investment hedge - put option of a subsidiary interest	(99.7)
Cash flow hedge - gains/(losses)	(239.9)
Gains/(losses) on translation of other foreign operations	398.0
Recognized in other comprehensive income	(58.2)
Recognized in the income statement	632.0
Changes directly in the balance sheet	(577.5)
Recognized in deferred tax	(256.1)
Effect of application of IAS 29 (hyperinflation)	(256.1)
Recognized in other balance sheet group	(321.4)
At December 31, 2021	1,513.7

18.	RECOVERABLE TAXES

	2021	2020
PIS/COFINS exclusion of ICMS (i)	5,360.0	5,183.4
ICMS	383.6	266.5
Other	261.8	245.9
Non-current	6,005.4	5,695.8

PIS/COFINS exclusion of ICMS (i)	517.0	-
PIS/COFINS	648.5	712.0
ICMS	565.6	563.4
IPI	168.6	177.0
Other	81.4	75.5
Current	1,981.1	1,527.9

Total	7,986.5	7,223.7

(i) As detailed in Note 30 - Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item Recoverable PIS/COFINS - exclusion of ICMS, according to the table above.

19.	INVENTORY

	2021	2020

Finished goods	3,626.7	2,575.5
Work in progress	672.5	518.3
Raw materials and consumables	5,306.2	3,513.0
Spare parts and others	906.8	758.8
Prepayments	645.9	381.4
Impairment losses	(157.8)	(141.1)
	11,000.3	7,605.9

The changes in impairment losses on inventory, are as follows:

At December 31, 2020	(141.1)
Effects of movements in foreign exchange in the balance sheet	(2.0)
Provisions	(191.6)
Write-off	176.9
At December 31, 2021	(157.8)

20.	TRADE RECEIVABLES

	2021	2020
Trade receivables	5,306.9	4,861.0
Bad debt provision	(668.3)	(676.5)
Net, trade receivables	4,638.6	4,184.5
Related parties (Note 32)	153.0	118.6
Total current trade receivables	4,791.6	4,303.1

The details of the aging of the Company’s current trade receivables, net of impairment losses, are as follows:

	Net carrying amount as of December 31,	No past due	Past due – within 30 days	Past due – between 31 - 60 days	Past due – between 61 - 90 days	Past due – between 91 - 180 days	Past due – between 181 - 360 days	Past due over 360 days
Trade receivables	5,306.9	4,203.8	358.2	52.1	31.5	21.9	33.8	605.6
Bad debt provision	(668.3)	(10.4)	-	-	(2.3)	(16.2)	(33.8)	(605.6)
2021	4,638.6	4,193.4	358.2	52.1	29.2	5.7	-	-

Trade receivables	4,861.0	3,925.9	187.5	53.2	19.0	38.2	71.1	566.1
Bad debt provision	(676.5)	(5.8)	-	-	(4.3)	(29.2)	(71.1)	(566.1)
2020	4,184.5	3,920.1	187.5	53.2	14.7	9.0	-	-

The changes in bad debt provision, are as follows:

At December 31, 2020	(676.5)
Effects of movements in foreign exchange in the balance sheet	(5.2)
Provisions	(32.4)
Reversals	21.7
Write-off	24.1
At December 31, 2021	(668.3)

The Company’s exposure to credit risks, currency and interest rate risks is disclosed in Note 28 - Financial instruments and risks.

21.	CASH AND CASH EQUIVALENTS

	2021	2020
Short term bank deposits (i)	11,393.6	10,968.0
Current bank accounts	4,582.9	5,860.9
Cash	651.2	261.4
Cash and cash equivalents	16,627.7	17,090.3

Bank overdrafts	(30.5)	-
Cash and cash equivalents less bank overdraft	16,597.2	17,090.3

(i) The balance refers mostly to Bank Deposit Certificates (“CDB”), with high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$975 million in 2021 (R$630 million in 2020) held in Cuba and Argentina, which is not freely transferable to the parent company due to remittance restrictions.

22.	CHANGES IN EQUITY

(a) Capital stock

		2021		2020
	Million common shares	Million Reais	Million common shares	Million Reais
Beginning balance	15,735.1	57,899.1	15,733.6	57,866.8
Capital increase (i)	9.3	143.4	1.5	32.3
Final balance (ii)	15,744.4	58,042.5	15,735.1	57,899.1

(i) Capital increase related to the issue of shares.

(ii) The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Others capital reserves	Share-based Payments	Total

At January 1, 2020	(955.2)	53,662.8	700.9	1,403.0	54,811.5
Capital Increase	-	-	-	(32.3)	(32.3)
Purchases of shares and results from treasury shares	13.5	-	-	-	13.5
Share-based payments	-	-	-	192.9	192.9
At December 31, 2020	(941.7)	53,662.8	700.9	1,563.6	54,985.6
Capital Increase	(60.0)	-	-	(74.4)	(134.4)
Purchase of shares and results from treasury shares	(36.1)	-	-	-	(36.1)
Share-based payments	-	-	-	372.1	372.1
At December 31, 2021	(1,037.8)	53,662.8	700.9	1,861.3	55,187.2

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result on Treasury Shares	Total Treasury Shares
	Million shares	Million Brazilian Reais	Million shares	Million Brazilian Reais

At January 1, 2020	3.6	(68.2)	(887.0)	(955.2)
Changes during the year	(3.4)	65.0	(51.5)	13.5
At December 31, 2020	0.2	(3.2)	(938.5)	(941.7)
Changes during the year	5.6	(95.1)	(1.0)	(96.1)
At December 31, 2021	5.8	(98.3)	(939.5)	(1,037.8)

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

The share-based payment reserve recorded a charge of R$387.6 in 2021 (R$208.7 and R$205.7 in 2020 and 2019, respectively) (Note 25 - Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Statutory reserve	Fiscal incentive	Total
At January 1, 2020	10,798.1	4.5	10,071.6	20,874.2
Fiscal incentive reserve	-	-	1,332.8	1,332.8
Investments reserve	3,713.0	-	-	3,713.0
At December 31, 2020	14,511.1	4.5	11,404.4	25,920.0
Fiscal incentive reserve	-	-	1,423.5	1,423.5
Investments reserve	3,848.1	-	-	3,848.1
At December 31, 2021	18,359.2	4.5	12,827.9	31,191.6

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

(c.3) Tax incentives

The Company has tax incentives under certain state and federal industrial development programs in the form of financing, the deferred payment of taxes or partial reductions in the amount due. These programs aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods, use and reductions are set out under the tax law.

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

Events during the year ended 2021:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/09/2021	Dividends	12/30/2021	2021	ON	0.1334	2,099.5
Board of Directors Meeting	12/09/2021	Interest on shareholder´s equity	12/30/2021	2021	ON	0.4702	7,400.1
							9,499.6

Events during the year ended 2020:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/21/2020	Dividends	01/28/2021	2020	ON	0.0767	1,206.9
Board of Directors Meeting	12/09/2020	Interest on shareholder´s equity	12/30/2020	2020	ON	0.4137	6,509.5
							7,716.4

Events during the year ended 2019:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/02/2019	Interest on shareholder´s equity	12/30/2019	2019	ON	0.4906	7,717.4
							7,717.4

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non- controlling interest´s share	Business combination	Accounting adjustments for transactions between shareholders	Total

At January 1, 2020	3,583.4	645.1	(1,221.0)	(50.2)	14.5	156.1	(75,402.4)	(72,274.5)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	7,493.1	-	-	-	-	-	-	7,493.1
Cash flow hedges	-	99.4	-	-	-	-	-	99.4
Actuarial gains/(losses)	-	-	(252.3)	-	-	-	-	(252.3)
Total Comprehensive income	7,493.1	99.4	(252.3)	-	-	-	-	7,340.2
Options granted on subsidiaries	-	-	-	45.2	(82.6)	-	-	(37.4)
Gains/(losses) of controlling interest	-	-	-	-	0.4	-	-	0.4
Tax on deemed dividends	-	-	-	-	(5.9)	-	-	(5.9)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2020	11,076.5	744.5	(1,473.3)	(5.0)	(73.6)	156.1	(75,414.2)	(64,989.0)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	2,449.7	-	-	-	-	-	-	2,449.7
Cash flow hedges	-	480.8	-	-	-	-	-	480.8
Actuarial gains/(losses)	-	-	341.8	-	-	-	-	341.8
Total Comprehensive income	2,449.7	480.8	341.8	-	-	-	-	3,272.3
Options granted on subsidiaries	-	-	-	(1.9)	-	-	-	(1.9)
Gains/(losses) of controlling interest	-	-	-	-	(46.2)	-	-	(46.2)
Tax on deemed dividends	-	-	-	-	(1.7)	-	-	(1.7)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2021	13,526.2	1,225.3	(1,131.5)	(6.9)	(121.5)	156.1	(75,426.0)	(61,778.3)

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

In March, 2021, an actuarial loss of R$56,940 arising from the deficit on the defined benefits plan was fully recorded under actuarial gains and losses against the balance receivable previously recorded. There were no actuarial gains or losses arising from surplus or deficit in 2020.

(d.4) Accounting adjustments for transactions between shareholders

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev and the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

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

The diluted earnings per share of the stock option and deferred stock is based on the net income attributable to the equity holders of Ambev, adjusted by the weighted average number of shares outstanding during the year to assume the conversion of all potentially dilutive shares, as follows:

Million shares	2021	2020	2019
	Common	Common	Common

Weighted average number of shares at December 31 (i)	15,736.9	15,733.1	15,727.5
Effect of shares options	120.5	134.5	141.5
Weighted average number of shares (diluted) at December 31	15,857.4	15,867.6	15,869.0

(i) Not including treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2021	2020	2019
	Common	Common	Common

Income attributable to the equity holders of Ambev	12,671.0	11,379.4	11,780.0
Weighted average number of shares (non diluted)	15,736.9	15,733.1	15,727.5
Basic EPS (i)	0.8052	0.7233	0.7490

Income attributable to the equity holders of Ambev	12,671.0	11,379.4	11,780.0
Weighted average numbers of shares (diluted)	15,857.4	15,867.6	15,869.0
Diluted EPS (i)	0.7991	0.7171	0.7423

(i) Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2021, the Company has made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made up to December 31, 2021 were approved at the Board of Directors’ Meeting.

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

	2021	2020	2019
Net income, attributable to equity holders of Ambev	12,671.0	11,379.4	11,780.0
Prescribed/(complementary) dividends	24.7	26.1	28.2
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	11.8	11.8	11.8
Effect of the application of IAS 29 (hyperinflation)	2,063.7	1,344.9	1,430.3
Retained earnings basis for dividends and destinations	14,771.2	12,762.2	13,250.3

Dividends and interest on capital distributed and accrued for distribution based on the net income for the year
Dividends and interest on capital paid based on profit	9,499.6	7,716.4	7,717.4
Total of dividends and interest on capital	9,499.6	7,716.4	7,717.4
Percentage of distributed profit	64%	60%	58%

23.	INTEREST-BEARING LOANS AND BORROWING

	2021	2020

Secured bank loans	174.3	238.4
Unsecured bank loans	-	1.1
Other unsecured loans	92.9	98.9
Lease liabilities	1,986.3	1,715.1
Non-current liabilities	2,253.5	2,053.5

Secured bank loans (i)	72.8	1,940.8
Unsecured bank loans (i)	84.1	246.7
Debentures and unsecured bond issues	-	108.6
Other unsecured loans	37.2	36.7
Lease liabilities	653.0	406.0
Current liabilities	847.1	2,738.8

(i) In the second quarter Ambev approved new loans for working capital financing and that have been fully paid.

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in Note 28 - Financial instruments and risks.

At December 31, 2021 and 2020 the Company’s debts were exposed to the following interest rates:

		2021			2020
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in US Dollars fixed rate	13.12%	17.5	-	14.00%	4.9	-
Reais denominated floating rate (CDI and DI)	11.56%	83.0	-	3.90%	851.3	1.1
Other Latin American currencies fixed rate	11.34%	48.7	177.3	8.11%	436.3	153.7
Debt denominated in CAD Dollars fixed rate	2.49%	91.6	339.2	3.50%	64.9	277.7
Reais denominated floating rate (TJLP and TR)	-	-	-	9.33%	11.6	149.6
Reais debt - ICMS fixed rate	5.06%	37.3	92.9	4.54%	36.7	99.0
Reais debt - fixed rate	7.33%	569.0	1,644.1	5.42%	1,333.1	1,372.4
Total		847.1	2,253.5		2,738.8	2,053.5

Reconciliation of liabilities arising from financing activities

The tables below detail the changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flow was, or future cash flow will be classified in the company’s consolidated statement of cash flow from financing activities.

	Current liabilities	Non - current liabilities
December 31, 2020	2,738.8	2,053.5
Proceeds	160.1	155.2
Payments	(2,454.0)	-
Foreign exchange	26.2	32.0
Transfers between current and non-current	1,361.7	(1,361.7)
New lease agreements	41.8	1,538.4
Interest on leases	145.3	-
Payment of lease liabilities	(808.5)	-
Other movements	(364.3)	(163.9)
December 31, 2021	847.1	2,253.5

Contractual clauses (Covenants)

As at December 31, 2021, the Company's loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require only personal guarantees as collateral, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including limitations on new indebtedness; going-concern basis; maintenance, in use or in good condition for the business, of the Company's assets; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

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

As of December 31, 2021, the Company was in compliance with all of its contractual obligations for its loans and financing.

24.	EMPLOYEE BENEFITS

The Company sponsors post-employment benefits, such as retirement plans, medical and dental care, among others for employees in Brazil and subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada based on employees' salaries and length of service. The entities are governed by the local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

Post-employment benefits of retirement are managed through pension funds and are classified as either defined contribution or defined benefit plans.

Defined benefit plans and the other post-employment benefits are not granted to new retirees.

Defined contribution plans

These plans are funded by the participants and the sponsor and are managed by administered pension funds. During 2021, the Company contributed R$74.1 (R$61.1 and R$29.7 during 2020 and 2019) to these funds, which was recorded in expenses. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2021 the net liability for defined benefit plans consists of the following:

	2021	2020	2019
Present value of funded obligations	(7,354.3)	(7,582.0)	(5,958.2)
Fair value of plan assets	5,638.0	5,533.3	4,582.4
Present value of net obligations	(1,716.3)	(2,048.7)	(1,375.8)
Present value of unfunded obligations	(1,165.4)	(1,195.6)	(886.8)
Present value of net obligations	(2,881.7)	(3,244.3)	(2,262.6)
Asset ceiling	(180.1)	(160.5)	(297.3)
Net liabilities	(3,061.8)	(3,404.8)	(2,559.9)
Other long term employee benefits	(104.3)	(105.5)	(88.3)
Total employee benefits	(3,166.1)	(3,510.3)	(2,648.2)
Employee benefits amount in the balance sheet
Liabilities	(3,194.0)	(3,543.9)	(2,704.4)
Assets	27.9	33.6	56.2
Net liabilities	(3,166.1)	(3,510.3)	(2,648.2)

The changes in the present value of the defined benefit obligations were as follow:

	2021	2020	2019
Defined benefit obligation at January 1	(8,777.6)	(6,845.0)	(5,951.9)
Service costs	(58.0)	(51.4)	(41.6)
Interest costs	(324.3)	(339.4)	(333.6)
Gains and (losses) on settlements or reductions in benefits	3.6	44.1	1.2
Contributions by plan participants	(6.9)	(6.1)	(4.3)
Actuarial gains and (losses) - geographical assumptions	52.3	54.5	0.5
Actuarial gains and (losses) - financial assumptions	726.8	(443.6)	(703.2)
Experience adjustments	(213.0)	(180.9)	119.0
Reclassifications	(1.0)	-	-
Effect of exchange rate fluctuations	(495.3)	(1,531.7)	(385.7)
Benefits paid	573.7	521.9	454.6
Defined benefit obligation at December, 31	(8,519.7)	(8,777.6)	(6,845.0)

The present value of funded obligations includes R$603.9 at December 31, 2021 (R$705.0 at December 31, 2020 and R$694.0 at December 31, 2019) of two health care plans for which the benefits were provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and higher education courses, and to maintain facilities for assisting and helping elderly people, among other matters, either through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follow:

	2021	2020	2019
Fair value of plan assets at January 1	5,533.3	4,582.4	4,059.6
Interest income	223.9	245.2	257.5
Administrative costs	(5.8)	(5.2)	(4.1)
Expected return, excluding interest income	(148.3)	89.4	272.6
Contributions by employer	342.0	306.8	226.8
Contributions by plan participants	7.1	6.3	4.5
Exchange differences	263.1	812.1	221.1
Transfers	-	20.0	-
Curtailments, settlements and other	(3.6)	(1.8)	(0.9)
Benefits paid, excluding administrative costs	(573.7)	(521.9)	(454.7)
Fair value of plan assets at December, 31	5,638.0	5,533.3	4,582.4

The real return on plan assets generated at December 31, 2021 was a gain of R$75.5 (gain of R$334.7 at December 31, 2020).

At December 31, 2021, the Company recorded R$27.9 (R$33.6 at December 31, 2020) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2021	2020	2019
Asset ceiling impact at January 1	33.6	56.2	64.3
Interest income/(expenses)	1.3	12.2	6.9
Change in asset ceiling excluding amounts included in interest income/(expenses)	(9.0)	(48.9)	(9.6)
Effects of exchange rate fluctuations	2.0	14.1	1.9
Other	-	-	(7.3)
Asset ceiling impact at December 31	27.9	33.6	56.2

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2021	2020	2019
Current service costs	(58.0)	(51.4)	(41.6)
Administrative costs	(5.8)	(5.2)	(4.1)
(Gains) losses on settlement and curtailment	1.2	42.6	3.3
Income from operations	(62.6)	(14.0)	(42.4)
Financial costs	(115.6)	(117.2)	(105.3)
Total employee benefit expenses	(178.2)	(131.2)	(147.7)

The employee benefit revenue/(expenses) is included in the following line items in the income statement:

	2021	2020	2019
Other operating income/(expenses), net	(0.2)	-	(0.2)
Cost of sales	(33.0)	(28.9)	(26.5)
Sales and marketing expenses	(11.7)	(9.9)	(8.9)
Administrative income/(expenses)	(17.7)	24.8	(6.8)
Financial expense	(115.6)	(117.2)	(105.3)
	(178.2)	(131.2)	(147.7)

The assumptions used in the calculation of the obligations are as follow:

	2021 (i)			2020 (i)			2019 (i)
Discount rate	2.9%	to	10.0%	2.4%	to	10.0%	3.1%	to	9.7%
Inflation	2.0%	to	3.5%	2.0%	to	3.5%	2.0%	to	3.8%
Future salary increases	1.0%	to	7.1%	1.0%	to	7.1%	1.0%	to	7.1%
Future pension increases	2.5%	to	3.8%	2.0%	to	3.8%	2.0%	to	3.8%
Medical cost trend rate		4.2% to 6.9% p.a. reducing to 6.9%			4.5% to 6.9% p.a. reducing to 6.9%			4.5% to 7.4% p.a. reducing to 7.4%
Dental claims trend rate		3.3%			3.3%			3.8%

Life expectancy for an over 65 years old male	85	to	87	84	to	87	83	to	87
Life expectancy for an over 65 years old female	87	to	89	86	to	89	86	to	89

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

In millions of Brazilian Reais		2021		2020		2019
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(114.7)	98.6	(139.4)	118.6	(47.0)	40.2
Discount rate	50 bases points	442.0	(470.3)	461.0	(492.6)	211.9	(225.6)
Future salary increase	50 bases points	(19.8)	18.6	(24.3)	23.3	(5.4)	5.1
Longevity	One year	(287.6)	279.5	(295.6)	287.1	(129.5)	125.9

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and their effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plans assets at December 31, 2021, 2020 and 2019 consist of the following:

	2021			2020			2019
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	43%	-	43%	52%	-	52%	50%	-	50%
Corporate bonds	10%	-	10%	6%	-	6%	7%	-	7%
Equity instruments	15%	-	15%	6%	-	6%	13%	-	13%
Cash	6%	-	6%	1%	-	1%	1%	-	1%
Others	26%	-	26%	35%	-	35%	29%	-	29%

The overall expected rate of return is calculated by weighting the individual rates in accordance with Ambev’s expected share of the total investment portfolio.

Ambev expects to contribute approximately R$382.9 to its defined benefit plans in 2022.

25.	SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) Share-based Payment Plan approved in Extraordinary General Meeting of April 29, 2016, as amended in Extraordinary General Meeting of July 30, 2013 (“Share-Based Plan”). The programs are issued for each plan and there are different stock option and share-based payment programs which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares in the Company.

(i) Stock Option Plan

There are three models of stock options that may be granted under the Stock Option Plan.

1. Under the first model, beneficiaries, in accordance with their internal category, may choose between allocating (a) 30% or 100%, (b) 40% or 100%, and (c) 60% or 100% of the amounts received by them as profit sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or any other company of its group.

2. Under the second model, the beneficiary may exercise the stock options granted only after a period of up to five years from the corresponding grant date. Vesting of the stock options granted under the second model is not subject to the company’s performance measures; however, the right to exercise such options may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the stock options’ vesting.

3. Under the third model, the beneficiaries, in accordance with their internal category, may choose between allocating (a) 20% or 100%, (b) 30% or 100%, and (b) 50% or 100%, of the amounts received by them as profit sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries are under a five-year lock-up period.

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

(ii) Share-Based Plan

In this plan, certain employees and members of the management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares".

The delivery of restricted shares is made free, and the waiting period may vary between three and five years from the corresponding share-based plan grant date, during which the beneficiary must remain employed at Ambev or any other company of its group.

The restricted shares give to participates the right to receive additional shares with the same conditions, such as compensation dividends and Interest on shareholder´s equity paid by the Company during the waiting period. The right to receive restricted and additional shares, can be fully or partially lost depending on circumstances, including resignation or resignation during the grace period.

Under the Share-Based Plan, the reference price per restricted share is defined on the grant date based on the share price of the trading session on B3 S.A. immediately prior to the granting of the shares and based on number of grant shares. During the grace period the amount is recorded as expense against equity. The shares are transferred to attendees according the terms and periods by the respective programs.

The weighted average fair value of the options and assumptions used to apply the Company’s option pricing model for 2021, 2020 and 2019 was as follows:

In R$	2021	(i)	2020	(i)	2019	(i)

Fair value of options granted	-		4.04		4.50
Share price	-		18.05		17.66
Exercise price	-		18.05		17.66
Expected volatility	-		22.3%		23.8%
Vesting year	-		5		5
Expected dividends	-		5%		5%
Risk-free interest rate	-		6.8%	(ii)	7.8%	(ii)

(i) Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii) The percentages include the grants of stock options and ADRs during the period, with the risk-free interest rate of ADRs calculated in U.S. Dollar.

The total number of outstanding options developed was as follows:

Thousand options	2021	2020	2019

Options outstanding at January 1	127,265	141,736	141,328
Options issued during the period	-	22	24,593
Options exercised during the period	(5,247)	(5,730)	(7,849)
Options forfeited during the period	(8,258)	(8,763)	(16,336)
Options outstanding at the end of the year	113,760	127,265	141,736

The range of exercise prices of the outstanding options is from R$15.95 (R$11.97 in 2020 and R$0.001 in 2019) to R$45.97 (R$43.95 in 2020 and R$34.37 in 2019) and the weighted average remaining contractual life is approximately 6.70 years (6.43 years in 2020 and 6.33 years in 2019).

Of the 113,760 thousand outstanding options (127,265 thousand in 2020 and 141,736 thousand in 2019), 59,250 thousand options were vested in 2021 (36,459 thousand in 2020 and 46,640 thousand in 2019).

The weighted average exercise price of the options is as follows:

In R$ per share	2021	2020	2019

Options outstanding at January 1	19.81	18.53	16.16
Options issued during the period	-	18.05	18.05
Options forfeited during the period	25.27	22.96	21.24
Options exercised during the period	13.16	8.30	9.07
Options outstanding at the end of the period	19.92	19.81	18.53
Options exercisable at the end of the period	21.14	23.70	19.12

For the options exercised during 2021, the weighted average share price as at the exercise date was R$17.87 (R$15.23 in 2020 and R$18.68 in 2019).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted 110 thousand deferred shares under the stock option plan (153 thousand deferred shares in 2020 and 208 thousand deferred shares in 2019) which are valued based on the share price for the trading session immediately prior to the grant, which represents a fair value of R$1.7 in 2021 (R$2.4 in 2020 and R$3.8 in 2019). Such deferred shares are subject to a grace period of five years from the grant date.

During the period, the Company granted 20,629 thousand restricted shares under the Share-Based Plan (21,066 thousand in 2020 and 11,838 thousand in 2019), which are valued based on the share price of the trading session immediately prior to the granting of the shares, representing a fair value of approximately R$325.7 in 2021 (R$315.4 in 2020 and R$211.7 in 2019). Such restricted share units are subject to a grace period which can vary from three to five years from the grant date.

The total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan, which will be delivered in the future based on the fulfilment of certain conditions (deferred stock and restricted shares), is as set out below:

Deferred shares

Thousand deferred shares	2021	2020	2019

Deferred shares outstanding at January	6,065	7,926	12,308
New deferred shares during the period	110	153	208
Deferred shares granted during the period	(4,964)	(1,901)	(4,167)
Deferred shares forfeited during the period	(43)	(113)	(423)
Deferred shares outstanding at the end of the year	1,168	6,065	7,926

Restricted shares

Thousand restricted shares	2021	2020	2019

Restricted shares outstanding at January	43,458	23,836	12,656
New restricted shares during the period	20,629	21,066	11,838
Restricted shares granted during the period	(22)	-	-
Restricted shares forfeited during the period	(1,520)	(1,444)	(658)
Restricted shares outstanding at the end of the year	62,545	43,458	23,836

Additionally, certain employees and managers of the Company received options to acquire AB-Inbev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$391.5 in 2021 (R$223.1 and R$219.2 in 2020 and 2019, respectively), recorded as administrative expenses.

26.	TRADE PAYABLES

	2021	2020

Trade payables (I)	209.2	235.3
Related parties	407.9	420.5
Non-current	617.1	655.8

Trade payables (I)	23,867.7	18,182.1
Related parties (Note 32)	1,210.2	1,157.1
Current	25,077.9	19,339.2

Total	25,695.0	19,995.0

(i) The nominal contractual amounts, including interest, amount to R$29,103 at December 31, 2021 (R$21,071 at December 31, 2020).

27.	PROVISIONS

(a)	Provision changes

	Balance as at December 31, 2019	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as of December 31, 2020

Provision for disputes and litigation
Taxes on sales	182.3	0.2	49.3	(17.2)	(30.5)	184.1
Labor	120.1	(0.1)	174.0	(142.2)	(21.9)	129.9
Civil	64.0	(0.8)	167.3	(132.2)	(11.5)	86.8
Other taxes	105.9	1.0	58.2	(8.0)	(0.4)	156.7
Total provision for disputes and litigation	472.3	0.3	448.8	(299.6)	(64.3)	557.5

Restructuring	8.7	2.9	7.1	-	(4.2)	14.5

Total provisions	481.0	3.2	455.9	(299.6)	(68.5)	572.0

	Balance as of December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as of December 31, 2021

Provision for disputes and litigation
Taxes on sales	184.1	-	198.5	(57.3)	(106.7)	218.6
Labor	129.9	(0.8)	163.1	(147.2)	(20.8)	124.2
Civil	86.8	(2.2)	273.9	(71.8)	(33.8)	252.9
Other taxes	156.7	2.0	14.6	(5.2)	(5.1)	163.0
Total provision for disputes and litigation	557.5	(1.0)	650.1	(281.5)	(166.4)	758.7

Restructuring	14.5	1.2	6.8	(5.1)	-	17.4

Total provisions	572.0	0.2	656.9	(286.6)	(166.4)	776.1

(b)	Expected settlement

	2021		2020
	Non-current	Current	Non-current	Current
Provision for disputes and litigation
Taxes on sales	163.2	55.4	141.5	42.6
Labor	96.2	28.0	101.7	28.2
Civil	194.1	58.8	62.8	24.0
Other taxes	142.1	20.9	137.7	19.0
Total provision for disputes and litigation	595.6	163.1	443.7	113.8

Restructuring	8.2	9.2	3.4	11.1

Total provisions	603.8	172.3	447.1	124.9

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c)	Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes. Such proceedings include, among others, tax offsetting, credits and alleged insufficient payment of the respective taxes.

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

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations, Finance and Compensation Committee (COF).

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include Futures contracts traded on exchanges, Full deliverable forwards, Non-deliverable forwards, Swaps and Options. At December 31, 2021, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

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

In accordance with the hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion this result is recorded immediately in finance result during the period ineffectiveness was identified, for cash flow hedge and net investment hedge.

The following tables summarize the exposure identified and protected in accordance with the Company's Risk Policy.

Non-derivative financial instruments

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

2021
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(18,911.7)	18,911.7	597.4	(421.1)	(2,113.5)	1,710.2	2,277.4
	Commodities	(3,179.9)	3,179.9	455.3	(41.2)	(126.8)	1,168.1	684.7
	US Dollars	(15,516.2)	15,516.2	136.2	(378.4)	(1,970.7)	541.8	1,792.7
	Euros	(31.8)	31.8	-	(0.8)	(0.1)	0.5	(1.9)
	Mexican Pesos	(183.8)	183.8	5.9	(0.7)	(15.9)	(0.2)	(198.1)

Fixed Assets		(1,111.4)	1,111.4	1.1	(53.3)	(368.8)	105.3	103.2
	US Dollars	(1,111.4)	1,111.4	1.1	(53.3)	(368.8)	105.3	103.2

Expenses		(365.8)	365.8	0.5	(18.1)	(124.5)	36.9	192.9
	US Dollars	(365.8)	365.8	0.5	(18.1)	(124.5)	36.9	192.9

Equity Instrument		-	-	-	-	78.0	-	-
	Stock exchange prices	-	-	-	-	78.0	-	-
As of December 31, 2021		(20,388.9)	20,388.9	599.0	(492.5)	(2,528.8)	1,852.4	2,573.5

	2020
				Fair Value		Gain / (Losses)
Exposure	Risk		Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		(15,837.8)	15,588.4	364.5	(287.8)	(1,283.7)	1,599.2	1,489.5
	Commodities	(2,629.1)	2,379.7	343.9	(7.8)	(134.3)	(104.2)	157.4
	US Dollars	(13,087.7)	13,087.7	8.7	(271.8)	(1,157.1)	1,726.0	1,430.0
	Euros	(50.8)	50.8	1.9	(0.3)	(3.3)	9.7	13.8
	Mexican Pesos	(70.2)	70.2	10.0	(7.9)	11.0	(32.3)	(111.7)

Fixed Assets		(1,042.5)	1,042.5	1.7	(31.3)	(274.6)	163.2	280.8
	US Dollars	(1,042.5)	1,042.5	1.7	(31.3)	(274.6)	163.2	280.8

Expenses		(345.8)	345.8	0.5	(10.7)	(3.4)	6.1	2.7
	US Dollars	(345.8)	345.8	0.5	(10.7)	(3.4)	6.1	2.7

Debts		(233.3)	-	-	-	-	-	-
	US Dollars	(4.9)	-	-	-	-	-	-
	Interest rates	(228.4)	-	-	-	-	-	-

Equity Instrument		(1,740.5)	700.9	142.6	-	(329.3)	-	-
	Stock exchange prices	(1,740.5)	700.9	142.6	-	(329.3)	-	-

Foreign Investments		-	-	-	-	1.0	-	(2.2)
	US Dollars	-	-	-	-	1.0	-	(2.2)
As of December 31, 2020		(19,199.9)	17,677.6	509.3	(329.8)	(1,890.0)	1,768.5	1,770.8

I.	Market risk

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

The table below demonstrates the Company’s exposure related to debts, before and after the application of the interest rate hedging strategy, within the limits established by the risk policy. In 2021, the Company is not applying hedges to the exposure described below:

	2021
	Risk
	Interest rate	Amount
Brazilian Reais	11.6%	83.0
Post fixed interest rate		83.0

Brazilian Reais	7.2%	2,343.3
Working Capital in Argentinean Peso	34.7%	30.5
Other	11.3%	226.0
US Dollars	13.1%	17.5
Canadian Dollars	2.5%	430.8
Pre-fixed interest rate		3,048.1

	2020
	Risk
	Interest rate	Amount
Brazilian Reais	3.9%	852.4
Post fixed interest rate		852.4

Brazilian Reais	5.4%	3,002.4
Argentinean Pesos	23.3%	4.5
Dominican Pesos	9.8%	342.7
Guatemalan Quetzal	8.4%	15.3
Other	8.1%	48.6
Bolivian Pesos	5.2%	178.9
US Dollars	14.0%	4.9
Canadian Dollars	3.5%	342.6
Pre-fixed interest rate		3,939.9

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

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days from December 31, 2021 were used for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2021.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2021.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	414.1	320.9	(380.9)	(1,175.9)
Input purchases		(414.1)	(320.9)	380.9	1,175.9
Foreign exchange hedge	Foreign currency decrease	(237.8)	(439.4)	(4,170.7)	(8,103.7)
Input purchases		237.8	439.4	4,170.7	8,103.7
Cost effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(52.2)	(55.4)	(330.1)	(607.9)
Capex Purchases		52.2	55.4	330.1	607.9
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(17.6)	(18.6)	(109.1)	(200.6)
Expenses		17.6	18.6	109.1	200.6
Expense effects		-	-	-	-
		-	-	-	-

As of December 31, 2021 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2022	2023	2024	2025	>2025	Total

Cost		18,813.8	97.9	-	-	-	18,911.7
	Commodities	3,082.0	97.9	-	-	-	3,179.9
	US Dollars	15,516.2	-	-	-	-	15,516.2
	Euros	31.8	-	-	-	-	31.8
	Mexican Pesos	183.8	-	-	-	-	183.8

Fixed assets		1,111.4	-	-	-	-	1,111.4
	US Dollars	1,111.4	-	-	-	-	1,111.4

Expenses		365.8	-	-	-	-	365.8
	US Dollars	365.8	-	-	-	-	365.8
		20,291.0	97.9	-	-	-	20,388.9

		Fair Value
Exposure	Risk	2022	2023	2024	2025	>2025	Total

Costs		174.7	1.6	-	-	-	176.3
	Commodities	412.5	1.6	-	-	-	414.1
	US Dollars	(242.2)	-	-	-	-	(242.2)
	Euros	(0.8)	-	-	-	-	(0.8)
	Mexican Pesos	5.2	-	-	-	-	5.2

Fixed assets		(52.2)	-	-	-	-	(52.2)
	US Dollars	(52.2)	-	-	-	-	(52.2)

Expenses		(17.6)	-	-	-	-	(17.6)
	US Dollars	(17.6)	-	-	-	-	(17.6)
		104.9	1.6	-	-	-	106.5

II.	Credit Risk

Concentration of counterparty credit risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

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

The counterparty risk is reassessed.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at December 31, 2021. As at December 31, 2021, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's risk policy.

III.	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following:

●	Debt servicing;

●	Capital expenditure;

●	Investments in companies;

●	Increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments;

●	Share buyback programs; and

●	Payments of dividends and interest on shareholders’ equity.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities and dividend payments in the future.

	2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,976.2	40,186.2	34,690.6	1,279.7	2,248.8	327.2	1,639.9
Secured bank loans	247.0	328.1	88.9	61.7	26.4	50.4	100.7
Unsecured bank loans	84.1	84.1	84.1	-	-	-	-
Other unsecured bank loans	130.1	234.7	46.5	48.2	29.1	20.7	90.2
Lease liabilities	2,639.3	3,070.9	788.5	756.1	550.7	422.4	553.2
	42,076.7	43,904.0	35,698.6	2,145.7	2,855.0	820.7	2,384.0

	2020
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	32,353.3	33,694.3	27,340.5	4,015.3	272.2	424.5	1,641.8
Secured bank loans	2,179.2	2,360.2	2,038.4	82.6	61.7	51.6	125.9
Other unsecured bank loans	247.8	271.3	270.2	1.1	-	-	-
Debentures and Bonds	108.6	124.4	124.4	-	-	-	-
Unsecured other loans	135.6	307.7	52.9	42.1	31.2	19.1	162.4
Lease liabilities	2,121.1	2,715.0	532.7	558.3	398.1	566.2	659.7
	37,145.6	39,472.9	30,359.1	4,699.4	763.2	1,061.4	2,589.8

(i) Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

Equity price risk

Through the equity swap transactions approved on May 13, 2020 and December 9, 2020 by the Board of Directors of Ambev (see Note 1 - Corporate information), the Company, or its subsidiaries, will receive price variations related to its shares traded on the stock exchange, or on its ADRs, thus neutralizing the possible effects of stock price fluctuations on the share-based payments made by the Company. As these derivative instruments are not eligible for hedge accounting, they were not therefore allocated to any hedging arrangements.

In December 2021, exposure equivalent to R$1.9 billion (R$1.7 billion as of December 31, 2020) in Ambev’s shares (or ADRs) was partially hedged, resulting in a gain in the income statement of R$78.0 (a loss in the income statement of R$329.3 as at December 31, 2020).

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

Financial instruments

(a) Financial instruments categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

The table below shows all of the consolidated financial instruments recognized in the financial statements, segregated by category:

	2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	16,597.2	-	16,597.2
Trade receivables excluding prepaid expenses	7,084.7	-	7,084.7
Investment securities	192.9	1,914.6	2,107.5
Derivatives hedges	-	599.0	599.0
Total	23,874.8	2,513.6	26,388.4

Financial liabilities
Trade payables	25,695.0	-	25,695.0
Put options granted on subsidiaries	-	3,291.4	3,291.4
Derivatives hedges	-	492.5	492.5
Interest-bearing loans and borrowing	3,100.6	-	3,100.6
Other liabilities	2,458.4	-	2,458.4
Total	31,254.0	3,783.9	35,037.9

	2020
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	17,090.3	-	17,090.3
Trade receivables excluding prepaid expenses	6,629.0	-	6,629.0
Investment securities	213.9	1,700.0	1,913.9
Derivative financial instruments	-	142.6	142.6
Derivatives hedges	-	366.7	366.7
Total	23,933.2	2,209.3	26,142.5

Financial liabilities
Trade payables	19,995.0	-	19,995.0
Put options granted on subsidiaries	-	3,493.7	3,493.7
Derivatives hedges	-	329.8	329.8
Interest-bearing loans and borrowing	4,792.3	-	4,792.3
Other liabilities	2,581.0	-	2,581.0
Total	27,368.3	3,823.5	31,191.8

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

Pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs which are not observable for the asset or liability.

	2021				2020

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	1,914.6	-	-	1,914.6	1,700.0	-	-	1,700.0
Derivatives assets at fair value through profit and loss	-	-	-	-	-	142.6	-	142.6
Derivatives - operational hedge	159.1	439.9	-	599.0	85.5	281.2	-	366.7
	2,073.7	439.9	-	2,513.6	1,785.5	423.8	-	2,209.3
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,291.3	3,291.3	-	-	3,493.7	3,493.7
Derivatives - operational hedge	193.4	299.1	-	492.5	102.6	227.2	-	329.8
	193.4	299.1	3,291.3	3,783.8	102.6	227.2	3,493.7	3,823.5

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2020	3,493.7
Acquisition of investments	1.9
Total gains and losses during the period	(204.3)
Losses/(gains) recognized in net income	54.6
Losses/(gains) recognized in equity	(258.9)
Financial liabilities at December 31, 2021	3,291.3

(c) Fair value of financial liabilities measured at amortized cost

The Company’s liabilities, interest-bearing loans and borrowing, and trade payables excluding tax payables, are recorded at amortized cost based on the effective rate method, plus indexation and foreign exchange gains/losses, based on the closing indices for each exercise.

The financial instruments recorded at amortized cost are similar to the fair value and are not of sufficiently material to require disclosure.

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2022, 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029. On December 31, 2021, the sum of the two ELJ tranches is R$3,284.8 (R$3,489.1 on December 31, 2020).

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

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at December 31, 2021 the Company held R$1,152.8 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$1,023.5 as at December 31, 2020).

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

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	2021	2020

Collateral given for the Company’s own liabilities	788.6	799.0
Other commitments	1,719.1	1,629.9
	2,507.7	2,428.9

Commitments to suppliers	51,562.0	17,768.4
	51,562.0	17,768.4

The collateral provided for liabilities totaled approximately R$2,507.7 as at December 31, 2021 (R$2,428.9 as at December 31, 2020), including R$682.6 (R$729.2 as at December 31, 2020) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at December 31, 2021, Ambev maintained R$1,152.8 (R$1,023.5 as at December 31, 2020) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 28 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at December 31, 2021 and 2020 are as follow:

	2021	2020

Less than 1 year	11,559.9	9,218.2
Between 1 and 2 years	9,982.2	2,934.8
More than 2 years	30,019.9	5,615.4
	51,562.0	17,768.4

30.	CONTINGENCIES

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

The Company and its subsidiaries have lawsuits related mainly to tax for which the likelihood of loss is classified as possible by management, and for which there are no provisions. The composition and estimates of these amounts are as follow:

	2021	2020

Income tax and social contribution	54,258.7	53,898.0
Value-added and excise taxes	23,912.4	23,299.3
PIS and COFINS	2,667.6	2,746.3
Others	1,606.3	1,603.5
	82,445.0	81,547.1

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

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, as of December 31, 2021 is approximately R$10.4 billion (R$10.2 billion as of December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit. In the event Ambev is required to pay these amounts, AB-Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable and Ambev filed an appeal to the Lower Administrative Court against the decision which was partially favorable to Ambev. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result, thereof, Ambev appealed to the Lower Administrative Court. In November and December 2019, the Lower Administrative Court rendered partially favorable decisions and Ambev filed Special Appeals to the Upper Administrative Court, which are awaiting judgment.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, as of December 31, 2021 is approximately R$2.3 billion (R$2.3 billion as of December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of the lawsuit.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first-level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, Ambev received a partially favorable decision at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court which are awaiting judgment.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, as of December 31, 2021 was approximately R$0.9 billion (R$1.0 billion as of December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

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

The updated assessed amount related to this uncertain tax position as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, as of December 31, 2021 is approximately R$7.5 billion (R$7.3 billion as of December 31, 2020) and Ambev has not recorded any provisions for this matter based on the probability of the lawsuit, except for the amount of R$54.1 million (R$53 million at December 31, 2020).

Disallowance of Expenses and Deductibility of Losses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which is subject to mandatory review by the Lower Administrative Court. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. The 2015 case is still pending decision by the first level administrative court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, as of December 31, 2021 is approximately R$5 billion (R$5 billion as of December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at the administrative and judicial levels.

In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (regarding to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals for analysis by the Upper Administrative Court which are pending decisions. With respect to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad against which Ambev filed defenses. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. There is a third tax assessment charging such isolated fine that awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated assessed amount as of December 31, 2021 was approximately R$11.3 billion (R$11.7 billion as of December 31, 2020), and based on the probability of loss Ambev has not recorded any provisions for the period.

This uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, continued to be applied by the Company impacting calendar years following those assessed (2018-2021). In a scenario Ambev is questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

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

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies as of December 31, 2021 is approximately R$534.5 million (R$519.0 million as of December 31, 2020). Arosuco has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Disallowance on Income Tax deduction

In January 2020, Arosuco (Ambev’s subsidiary), received a tax assessment from the Federal Revenue Service of Brazil regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision and awaits judgment by the Lower Administrative Court.

The updated assessed amount as of December 31, 2021 was approximately R$2.1 billion (R$2.0 billion as of December 31, 2020). Arosuco has not recorded any provision for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, continued to be applied by the Company impacting calendar years following those assessed (2019-2021) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and convert into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity Companhia de Bebidas das Américas into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by the Company in 2013 and its impacts on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative Court and filed an Appeal to the Lower Administrative Court which awaits judgement. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision from the first level administrative court and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount as of December 31, 2021 is approximately R$10.5 billion (R$10.2 billion as of December 31, 2020). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

The uncertain tax position, as per IFRIC 23 and according to explanatory note 3(i) - Summary of Significant Accounting Policies, continued to be adopted by the Company as it also distributed IOC in the years following the assessed period (2017-2021) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2016, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities related to amounts allegedly due as social contribution on gross revenue (PIS/COFINS) on bonus products granted to its customers. The cases are challenged at the administrative and judicial levels of the courts. In 2020, Ambev received final favorable decisions at the administrative level, some of which are still subject to review. At the judicial level, there is only one case that is now pending a decision by the Second Level Judicial Court after the First Level Judicial Court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible losses related to these assessments at approximately R$1.8 billion as of December 31, 2021 (R$1.7 billion as of December 31, 2020), classified as possible loss.

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

Ambev’s management estimates the possible losses related to these assessments to be approximately R$2.0 billion as of December 31, 2021 (R$2.0 billion as of December 31, 2020) and have not recorded any provisions in connection therewith.

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts. Ambev management estimates the amount related to this issue to be approximately R$8.4 billion as of December 31, 2021 (R$8.6 billion as of December 31, 2020), classified as a possible loss and, therefore, for which Ambev has made no provision for the period.

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

With regards to this new tax assessment, in June 2020 Ambev received the First Level Administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. As to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgement. Furthermore, there are other assessments related to PRODEPE, some of which are already being discussed in the judicial level.

Ambev management estimates the possible losses related to this issue to be approximately R$596.3 million as of December 31, 2021 (R$615,1 million as of December 31, 2020) and has made no provision for the period.

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

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$4.9 billion as of December 31, 2021 (R$4.8 billion as of December 31, 2020). Ambev has not recorded any provision in connection with these assessments.

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

Ambev management estimates the possible losses related to these assessments to be approximately R$1.6 billion as of December 31, 2021 (R$1.6 billion as of December 31, 2020). Ambev has not recorded any provision in connection with these assessments.

ICMS - AM

In 2016 Arosuco (Ambev’s subsidiary) received tax assessments issued by the State of Amazonas to charge alleged differences in ICMS due to questions about the calculation basis applied in sales transactions by Ambev to its subsidiaries. The cases are being challenged at the administrative court. Arosuco management estimates the possible losses related to these assessments to be approximately R$521.3 million as of December 31, 2021 (R$509.8 million as of December 31, 2020) and has not recorded any provisions in connection therewith.

ICMS – ZFM

In 2018 and 2021 Ambev received tax assessment issued by the States of Rio Grande do Sul and São Paulo to charge alleged ICMS credits booked by Ambev’s subsidiaries on remittances of inputs manufactured within the Manaus Free Trade Zone. The cases are being challenged at the administrative level. Ambev management estimates the possible losses related to these assessments to be approximately R$ 663.3 million as of December 31, 2021 (R$ 66.7 million as of December 31, 2020), 2021 and has not recorded any provisions in connection therewith.

ICMS – FAIN

Over the last years, Ambev received tax assessments issued by the State of Paraíba due to an alleged non-compliance with the State Tax Incentive Program (“FAIN”). The State tax authorities’ position was that Ambev could not enjoy the tax incentive granted to Companhia de Bebidas (incorporated company), among other allegations related to the calculation method of the tax incentive itself.

Ambev management estimates the possible losses related to these assessments to be approximately R$ 540.5 million as of December 31, 2021 (R$ 523 million as of December 31, 2020) and has not recorded any provisions in connection therewith.

Contingent assets

In 2017, the STF decided for, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the taxable basis of PIS and COFINS. Such decision was ratified by the STF in May 2021, within the judgement of the amendment presented by the General Attorney's Office (PGFN), when the Court confirmed that the ICMS to be excluded from the PIS and COFINS taxable basis is that declared in the invoice and determined that the decision should produce effects only as of March 15, 2017 (date on which RE 574,706/PR was ruled), except for taxpayers who had judicial and administrative claims filed until that date (which is the case of the Company and its subsidiaries).

The Company and its subsidiaries have several lawsuits related to the matter, some with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries have lawsuits which refers to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833, of 2003) and (iii) from 2015 onwards (also known as “New Model Taxation”).

In 2018, 2019, 2020 and 2021, the Company and its subsidiaries recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$7.3 billion, of which (i) R$0.5 billion is related to period from 1990 to 2009 and R$2.4 billion refers to New Model Taxation, being R$1.7 billion related to period from 05/2015 to 02/2017 and R$0.7 related to period from 03/2017 to 12/2018 when the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from PIS and COFINS taxable basis in its regular transactions and which right of recovery is protected considering the decision rendered by the STF in the context of the judgment of RE 574.706/PR and (ii) R$4.4 billion is related to periods from 2009 to 2015, during which the REFRI Taxation Model was in effect. Part of these amounts has already been offset by the Company and its subsidiaries, according to the final and unappealable decision of the respective judicial lawsuit and the necessary administrative procedures. Amounts yet to be offset remain registered in the asset account (see Note 18 – Recoverable Taxes).

The accounting recognition of the amounts mentioned above occurred as a result of (i) the realization of the gain being virtually certain according to the decision provided by the STF in RE 574,706/PR and the specific circumstances of each case; and (ii) the fact that the amount could be estimated with sufficient reliability, by collecting the respective documents and quantifying the related amount. As to the tax credit related to the period in which the REFRI was in force, the amount could be estimated with sufficient reliability after several analysis being made (with the assistance of our external consultants) that allowed: (i) the identification of the total ICMS included per liter in the retail selling prices that were verified by the Federal Government at the time and that had impact in the reference prices used as basis for determination of the PIS and COFINS; and (ii) the calculation of the exclusion of such total ICMS from the taxable basis of PIS and COFINS in the transactions carried out by the Company and its subsidiaries.

In addition, with respect to transactions realized after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS taxable basis, the Company and its subsidiaries had a positive impact of R$3.7 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expense.

For additional matters related to the New Model Taxation, the Company estimates that the contingent asset corresponds to R$0.2 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

31.	NON-CASH ITEMS

	2021	2020	2019
Cash financing cost other than interests	-	-	(2.1)
Fair value of option granted on a subsidiary	77.0	238.4	(274.3)
Effect of application of IAS 29 (hyperinflation)	59.1	232.5	339.2
Acquisition of investment payables	-	21.1	20.0
Provision for taxes	-	108.9	-

32.	RELATED PARTIES

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

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also is not permitted to interfere in decisions of any other members of management, and the Minutes of Meeting of the Board are required to document any decision to abstain from the respective deliberations.

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

Total expenses related to the Company’s management members are as follow:

	2021	2020	2019

Short-term benefits (i)	68.3	26.0	31.2
Share-based payments (ii)	65.3	42.7	41.2
Total key management remuneration	133.6	68.7	72.4

(i) These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii) These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the abovementioned plan (Note 25 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at December 31, 2021 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at December 31, 2021 and December 31, 2020, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred by Fundação Zerrenner with third parties, for providing these benefits totaled R$279.4 (R$237.8 as at December 31, 2020), of which R$247.2 and R$32.2 related to active employees and retirees respectively (R$209.8 and R$28.0 as at December 31, 2020 related to active employees and retirees respectively).

b) Leasing

Ambev, through its subsidiary BSA (labeling), has an asset leasing agreement with Fundação Zerrenner, for R$24.0, for four years and with monthly payments until December 31, 2022.

c) Leasing - Ambev. head office

Ambev has a leasing agreement for two sets of commercial premises with Fundação Zerrenner, for R$5.3, for five years and with monthly payments until December 31, 2025.

d) Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece. The amount recorded in relation to this agreement was R$17.0 as at December 31, 2021 (R$2.1 as at December 31, 2020 and R$1.8 as at December 31, 2019) and R$819.0 (R$644.0 as at December 31, 2020 and R$456.9 as at December 31, 2019) as licensing income and expenses, respectively.

Ambev has licensing agreements with the Group Modelo, subsidiaries of AB Inbev to import, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada.

Transactions with related parties

	2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	5.3	-	-	-
AB InBev	45.4	-	(167.0)	-
AB Package	-	-	(63.1)	-
AB Services	32.7	-	(3.0)	-
AB USA	34.5	11.5	(330.7)	-
Bavaria	3.6	-	(11.0)	-
Cervecería Modelo	6.1	-	(548.4)	-
Cervecerías Peruanas	3.4	-	(16.6)	-
Inbev	0.8	26.4	(26.4)	-
Panama Holding	4.6	-	-	1.5
Others	16.6	1.1	(44.0)	-
	153.0	39.0	(1,210.2)	1.5

	2020
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends payables	Dividends receivables
AB Africa	4.6	-	-	-	-
AB InBev	28.6	-	(84.6)	-	-
AB Package	-	-	(321.0)	-	-
AB Services	11.3	-	(1.8)	-	-
AB USA	36.7	6.2	(250.1)	-	-
Ambrew	-	-	-	(98.7)	-
Bavaria	1.0	-	(11.3)	-	-
Cervecería Modelo	5.1	-	(400.0)	-	-
Cervecerías Peruanas	1.4	-	(10.9)	-	-
Inbev	0.9	79.1	(19.4)	-	-
ITW International	-	-	-	(647.5)	-
Panama Holding	18.8	-	(13.1)	-	1.6
Others	10.2	1.1	(44.9)	-	-
	118.6	86.4	(1,157.1)	(746.2)	1.6

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	2021	2020
Non-current	Trade payables	Trade payables
ITW International	(407.9)	(420.5)
	(407.9)	(420.5)

The tables below represent transactions with related parties, recognized in the income statement:

	2021
Company	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.7	-	(180.3)	(10.7)	-
AB Package	-	-	(286.7)	-	-
AB Procurement	-	-	-	(16.1)	-
AB USA	32.1	-	(1,209.9)	(3.9)	0.3
Ambev Peru	3.2	-	-	-	-
Bavaria	30.9	-	(57.0)	-	-
Cervecería Modelo	0.8	-	(1,708.2)	-	-
Cervecerías Peruanas	3.2	-	(32.9)	-	-
GCC India	-	-	-	(8.2)	-
Inbev	-	-	(107.9)	-	-
ITW International	-	-	-	-	42.2
Other	11.0	3.6	(143.0)	-	-
	81.9	3.6	(3,725.9)	(38.9)	42.5

	2020
Company	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.3	-	(80.6)	(9.9)	-
AB Package	-	-	(159.2)	-	-
AB Procurement	0.2	-	(0.6)	(17.3)	-
AB USA	35.2	-	(977.0)	(3.2)	-
Bavaria	26.1	-	(48.0)	-	-
Cervecería Modelo	(0.1)	-	(1,269.6)	-	-
Cervecerías Peruanas	13.3	-	(40.3)	-	-
GCC India	-	-	-	(7.3)	-
Inbev	(0.9)	-	(102.3)	-	-
ITW International	-	-	-	-	10.5
Oriental Brewery	2.0	-	-	-	-
Other	8.5	0.2	(83.9)	-	1.5
	84.6	0.2	(2,761.5)	(37.7)	12.0

	2019
Company	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB Package	-	-	(74.6)	-	-
AB USA	52.2	-	(802.3)	(2.6)	-
Cervecería Modelo	0.1	-	(1,023.9)	(2.1)	-
Inbev	-	-	(159.3)	-	-
ITW International	-	-	-	-	(41.5)
Other	4.7	0.4	(334.2)	(17.0)	-
	57.0	0.4	(2,394.3)	(21.7)	(41.5)

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
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

33.	GROUP COMPANIES

List of most significant fully consolidated companies:

Argentina
CERVECERIA Y MALTERIA QUILMES SAICA Y G Charcas 5160 - Buenos Aires	99.75%

Bolivia
CERVECERIA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85.40%

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Consolidating

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100.00%

CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula - Jaguariúna - SP	100.00%

CERVEJARIA Z.X. S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula - Jaguariúna - SP	100.00%

Canada
LABATT BREWING COMPANY LTD. 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

Chile
CERVECERIA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Quilicura - Santiago	100.00%

Spain
JALUA SPAIN, S.L. Juan Vara Terán, 14 - Ilhas Canárias	100.00%

Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Senningerberg	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO S.A. KM 122 Ruta al Atlantico - C.P 01012 Teculutan, Zacapa	50.00%

Paraguay
CERVECERIA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87.36%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	85.00%

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100.00%

CERVECERIA Y MALTERIA PAYSANDU S.A. Cesar Cortinas, 2.037 - Montevideo	99.93%

MONTHIERS S.A. Cesar Cortinas, 2.037 - Montevideo	100.00%

Panama
CERVECERÍA NACIONAL S. DE R.L. Avenida Ricardo J. Alfaro, Corregimiento de Betania, Distrito de Panamá	100.00%

34.	INSURANCE

The Company has a program of risk management requiring it to obtain insurance coverage compatible with its size and operations. Coverage was contracted at amounts considered sufficient by management to cover possible losses, considering the nature of the Company’s activities, the risks involved in its operations and the guidance of its insurance advisors.