Form 20-F
period 2022-12-31
AMBEV S.A.
filed 2023-03-17
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022

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

15,750,216,851

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

Yes ☒ No ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No☒

Page

INTRODUCTION	1

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1

MARKET DATA	2

CURRENCY TRANSLATION	2

TRADEMARKS	3

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3

PART I	6

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	6
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	8
ITEM 3.	KEY INFORMATION	9
ITEM 4.	INFORMATION ON THE COMPANY	37
ITEM 4A.	UNRESOLVED STAFF COMMENTS	61
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	62
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	90
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	105
ITEM 8.	FINANCIAL INFORMATION	110
ITEM 9.	THE OFFER AND LISTING	123
ITEM 10.	ADDITIONAL INFORMATION	126
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	150
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	154

PART II	156

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES	156
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	157
ITEM 15.	CONTROLS AND PROCEDURES	160
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	161
ITEM 16B.	CODE OF BUSINESS CONDUCT	162
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	163
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	165
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	166
ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT	167
ITEM 16G.	CORPORATE GOVERNANCE	168
ITEM 16H.	MINE SAFETY DISCLOSURE	169
ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS	170

PART III	171

ITEM 17.	FINANCIAL STATEMENTS	171
ITEM 18.	FINANCIAL STATEMENTS	172
ITEM 19.	EXHIBITS	173

INTRODUCTION

This annual report on Form 20-F relates to the registered American Depositary Shares, or ADSs, of Ambev S.A., or Ambev, evidenced by American Depositary Receipts, or ADRs, each representing one common share, no par value, of Ambev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Ambev,” “we,” “us” and “our” refers to Ambev S.A. and its subsidiaries and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it. All references to “Old Ambev” refer to Companhia de Bebidas das Américas – Ambev, our former subsidiary that had common and preferred shares listed on the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão), or the B3 (previously named as BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), and common and preferred ADSs listed on the New York Stock Exchange, or the NYSE, and that was merged out of existence with and into us in January 2014. All references to “NAB” are to the non-alcoholic beverages in our portfolio other than non-alcoholic beer. All references to “Brazil” are to the Federative Republic of Brazil unless the context otherwise requires. All references to the “Brazilian government” are to the federal government of Brazil. All references to percent ownership interests in Ambev do not consider treasury shares.

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2022 and 2021 and for the three years ended December 31, 2022, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

Tax Credits – 2022

After the decision of the Supreme Federal Court (“STF”) in the judgment of RE 574.706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of social contributions on gross revenues (“PIS and COFINS”), the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of this decision. The PGFN normative (PGFN Opinion 14,483/2021, which approved and complemented PGFN Opinion No. 12,943/2021) presented its understanding of the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers upon acquisitions.

Considering the consolidation of PGFN's understanding on the subject with biding effects, with important clarifications regarding the content and effects of the decision rendered by the STF in the context of RE 574.706/PR, the Company carried out a set of analyses, with the support of its legal advisors and external consultants, with the purpose of deepening and exhausting all legal issues related to a specific portion of its transactions, which, as they involve transactions between subsidiaries, present greater complexity in terms of quantification of recoverable debt, notably considering aspects related to the system of non-cumulative calculation of PIS and COFINS within a Group structure.

Such analysis presented additional complexity when compared to the scenarios for recognition of credits resulting from the exclusion of ICMS in the tax base of PIS and COFINS previously registered by the Company, since it involves transactions with subsidiaries, as mentioned above, considering the necessity of combining the legal understandings referred to above with the specific taxation regime in which the Company is inserted.

In the second quarter of 2022, all relevant and necessary steps were concluded for the fulfillment of the requirements for the accounting recognition of the asset, including its measurement with reasonable assurance, the gathering of supporting documents and the quantification of the credit, the Company had its 2022 results positively impacted by an additional tax credit of R$1.2 billion.

With respect to the amount referred to above, R$0.9 billion was recorded in Other Operating Income, as described in Financial Statement Note 7 – Other Operating Income/(Expenses), and R$0.3 billion in Financial Income, as described in Note 11 – Financial Expenses and Income of our audited consolidated financial statements.

Corporate Income Taxes Recovery – SELIC interest upon the recovery of taxes

On September 24, 2021, in the judgment of RE No. 1,063,187/SC (Recurso Extraordinário nº 1.063.187/SC – “Tema 962”), the STF ruled, with binding effects, that the levy of IRPJ and CSLL (Brazilian income taxes) on the SELIC interest earned upon the recovery of taxes was unconstitutional.

The Company and its subsidiaries have ongoing judicial proceedings on this subject. Based on the binding decision issued by STF and on the analysis of our external counsels, the Company assessed as probable the chances of such tax treatment being granted with regards to the recognition of the Company’s right to recover/offset the amount of IRPJ and CSLL calculated and paid over the SELIC interest earned upon the recovery of taxes accounted in the period between 2006 and 2022, as well as the exclusion of amounts of this nature in the calculation of IRPJ/CSLL taxable basis.

The amounts related to this matter in the period of 2022 amounted R$329 million in taxes (IRPJ/CSLL).

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2022 of R$5.22 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders” for more detailed information regarding the translation of reais into U.S. dollars.

TRADEMARKS

This annual report includes the names of our products which constitute trademarks or trade names which we own, or which are owned by others and are licensed to us for our use. This annual report also contains other brand names, trade names, trademarks or service marks of other companies, and these brand names, trade names, trademarks or service marks are the property of those other companies.

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

•        the economic, financial, political, public health and other effects of coronavirus pandemic, or COVID-19, (or other pandemics, epidemics and similar crises) and governmental responses thereto, particularly as such factors impact markets where we operate and continue to cause severe ongoing negative macroeconomic effects, thus heightening many of the other risks described in the “Item 3. Key Information—D. Risk Factors” in this annual report, which may impact our business operations, demand for our products, or overall economic activity globally;

•        general economic, political and business conditions both in Brazil and abroad, developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva, as well as policies he may adopt or change during his term in office, including economic and fiscal reforms, responses and measures to address the ongoing COVID-19 pandemic and a worsening of the health crisis as a result of new variants of the virus or otherwise, any of which may negatively affect growth prospects in the Brazilian economy as a whole;

•        the political climate resulting from the 2022 presidential elections in Brazil;

•        uncertainty regarding the ongoing hostility between Russia and Ukraine and the related impact on global macroeconomic conditions as a result of such conflict;

•        our ability to timely and efficiently implement any necessary measure in response to, or to mitigate the impacts of, natural disasters or health epidemics/pandemics, including the ongoing COVID-19 pandemic, on our business, operations, cash flows, perspectives, liquidity and financial condition;

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

•        the monetary, exchange rate and interest rate policies of central banks;

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

•        natural and other disasters;

•        water and/or energy scarcity and changes in government regulations aimed at rationing water and/or energy consumption in Brazil or other countries in which we operate;

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

•        ability to declare and pay dividends and interest on equity (“IOC”);

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

8

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

Summary of Risk Factors

Risks Relating to Our Operations

•	We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations;
•	Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance;
•	Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations;
•	We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed;
•	We are exposed to the risk of litigation;
•	We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales;
•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities;
•	If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs;
•	We may not be able to protect our intellectual property rights;
9

•	Our failure to obtain or renew surety bonds and letters of credit on acceptable terms or at all may adversely affect our liquidity, financial condition and business;
•	Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future;
•	The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our common shares and ADSs at the price and time you desire;
•	Our shareholders may not receive any dividends or IOC;
•	Future equity issuances may dilute the holdings of current holders of Ambev common shares or ADSs and could materially affect the market price for those securities;
•	Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev SA/NV, or ABI, resulting in adverse limitations to our operations;
•	Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions;
•	The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations;
•	We may not be able to recruit or retain key personnel;
•	We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or non-compliance with the Company's ESG guidelines or any failure to comply with laws and regulations by them could negatively affect our business;
•	Demand for our products may be adversely affected by changes in consumer preferences and tastes;

Risks Relating to the Economy Sector in Which We Operate

•	Volatility in commodities prices may adversely affect our financial performance;
•	Negative publicity focusing on us or our products or on the way we conduct our operations may harm our business;
•	Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability;
•	If we do not successfully comply with applicable anti-corruption laws and regulations, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales;
•	Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability;
•	Our business is subject to regulations in the countries in which we operate, and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues;
•	We are subject to Brazilian and other antitrust regulations;
•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs;
10

•	Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs;

Risks Relating to Other Countries in Which We Operate

•	Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries;
•	Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies (including as a result of the COVID-19 virus pandemic), may adversely affect the market price of our common shares and ADSs;
•	We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities;
•	The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow;

Social Issues

•	The Company is subject to obligations imposing respect for human rights, which may cause the Company to incur additional costs, as well as significant contingencies related to social issues;

Environment Issues

•	Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us;
•	Natural and other disasters and accidents caused by human and technological errors could disrupt our operations;

Climate issues, including physical and transition risks

•	Scarcity or poor quality of water may negatively affect our production costs and capacity;
•	Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations;
•	Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products;

Risks Relating to Our Common Shares and ADSs

•	Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev’s common shares (including shares underlying the Ambev ADSs);
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax attributes;
•	Certain shareholder entitlements may not be available in the U.S. to holders of Ambev ADSs;
11

•	Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs;
•	Our status as a foreign private issuer allows us to follow Brazilian corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them;
•	As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies;
•	Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons; and
•	Judgments of Brazilian courts with respect to our shares will be payable only in reais.

Risks Relating to Our Operations

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

Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.

Most of our sales are in reais; however, a portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of sales, in particular those related to packaging such as aluminum cans and bottles made of polyethylene terephthalate, or PET, as well as sugar, hops and malt are denominated in or linked to the U.S. dollar, which was very volatile in recent years. Therefore, any devaluation of the real or other currencies with which we operate when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to hedge substantially our cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible, accurate or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2022, we derived 46.5% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, the U.S. dollar appreciated 17.1% against the real in 2018, closing at R$3.87 per U.S.$1.00 as of December 31, 2018, while in 2019, the U.S. dollar appreciated 4.0% against the real, closing at R$4.03 per U.S.$1.00 as of December 31, 2019. The U.S. dollar appreciated 28.9% against the real in 2020, closing at R$5.20 per U.S.$1.00 as of December 31, 2020, with a high degree of volatility over the course of 2020, particularly as a result of uncertainties arising from the COVID-19 pandemic. For example, in May 2020 the real depreciated to its lowest level since the commencement of the currency to R$5.94 per US$1.00. As of December 31, 2021, the Brazilian real/U.S. dollar selling exchange rate was R$5.58 per U.S. dollar, reflecting a 7.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2020. As of December 31, 2022, the Brazilian real/U.S. dollar selling exchange rate was R$5.22 per U.S. dollar, reflecting a 6.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2021. As of March 1st, 2023, the exchange rate was R$ 5.21 per US$1.00.

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

Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso, which in 2022 resulted in a  limited amount of hard currency available to transfer abroad and to acquire raw materials locally, mainly impacting Bucanero’s beer volume sold due to increasing costs of production and price of our Cuban products

Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

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

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. Looking ahead, we continue to implement strategic initiatives and new technologies designed to grow our business, which are critical for the efficient functioning of our business. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information.

For instance, we are implementing a new version of our main enterprise resource planning (ERP) System -the S4 Hana a SAP platform-- which will help us book all the transactional data used in our Brazilian operations. Any replacement or upgrades to our system and related process to implement it may cause occasional system disruptions or delays to run our business operations, including to efficiently fulfill orders and provide services to our customers, subjecting us to inherent costs and risks. We cannot assure that our choices of technologies will prove correct, or that our initiatives will succeed and bring sufficient growth in revenue to offset the costs.

Additionally, we may experience occasional system interruptions and delays that make our websites, in-house controls and services unavailable or slow to run our business operations, including to respond and prevent us from efficiently accepting or fulfilling orders or providing services to our customers.

In addition, the concentration of processes in shared services centers means that any disruption could impact a large portion of our business within the operating regions we serve. Any implementation of new technology or transition of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

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

We, as with all business organizations, are routinely subject to cyber-threats, however, while we continue to invest in new technology-monitoring and cyberattack prevention systems, no commercial or government entity can be entirely free of vulnerability to attack, or compromise given how rapidly and unpredictably techniques evolve to obtain unauthorized access or disable or degrade service.

We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed.

In the year 2018, ordinary course of our business, we receive, process, transmit and store large volumes of personal data, including that of employees, dealers, customers and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, Law No. 13.709/2018, the Lei Geral de Proteção de Dados Pessoais (Brazilian General Data Protection Law) or LGPD, was enacted in 2018 and came into effect as of September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

In relation to the LGPD’s administrative sanctions, if we are not in compliance with the LGPD and other personal data protection laws in other jurisdictions, we may be subject to the sanctions, individually or cumulatively. In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions set forth in the LGPD regarding the personal data collected by us has the following risks: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties foreseen in the sparse legislation, such as the Consumer Protection Code (“CDC”) and Marco Civil da Internet (Brazilian Internet Act), in case of violation of its provisions, by some consumer protection bodies and public prosecution offices. Therefore, we have designed and implemented a privacy governance framework in order to comply with all the regulations. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Additionally, as a result of the remote option implemented by the Company, there is a possibility of an increase in cyberattacks through our employees’ personal computers, since the cyber security of the networks used by them in their homes may not maintain the same level of security as that of our corporate work environment, which may impair our ability to manage our business.

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

We are now and may in the future be party to legal proceedings and claims (including labor, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Notes 27 and 30 to our audited consolidated financial statements as of and for December 31, 2022, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us. Any changes to the risk assessments of chance of success of our cases could adversely affect our liquidity, financial positions and business. Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations or due to their involvement in other businesses.

Our tax contingency in Brazil has grown in recent years – and we expect it will continue to grow in the coming years - mainly because (1) its principal amount is adjusted on a monthly basis in accordance with the SELIC rate, or other equivalent interest rate, and (2) of the highly litigious environment in Brazil in connection with tax disputes. In addition, the highly complex tax legislation in Brazil reduces certainty of interpretation by taxpayers. This environment affects the economic sector crosswise: according to a research conducted in 2020 by the Brazilian Teaching and Research Institute – Insper, tax disputes in Brazil reached the amount of R$ 5.44 trillion in 2019, which corresponds to approximately 75% of the national Gross Domestic Product – GDP.

As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company may be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees, bank deposits or other types of assets or rights subject to attachment by law. We will continue to vigorously defend our position in connection with such disputes.

Additionally, on February 8, 2023, the STF judged two leading cases (Extraordinary Appeals Nos. 949.297 and 955.227) and ruled that any given collegiate decision by the STF recognizing the constitutionality or unconstitutionality of taxes collected on an ongoing basis will cease the effects of the res judicata of a prior ruling that is contrary to the STF’s position, even if this prior ruling had become final and unappealable in the past. This opinion from by the STF has created legal uncertainty for Brazilian companies, which relied on final judicial decisions to carry out their tax procedures and that are now faced with this binding STF decision that allows the overturn of past unappealable decisions, which could materially impact their business and results. Although this decision has no material impact on any tax credits already recognized by the Company and its subsidiaries, it may impact future tax credits in case the STF changes its binding view on a res judicata in place to the Company.

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

Additionally, there has been an increase in litigation against large companies involving environmental, social and governance (ESG) matters, including claims related to climate justice, net-zero ambitions, greenwashing, climate-washing, supply chain commercial relationships, and diversity and sustainability disclosure practices. As a result, we may also be subject to class actions or other litigation, including administrative proceedings, with respect to our ESG ambitions since these issues have attracted increasing attention from investors and civil society on a global scale.

If any of these types of litigation were to result in fines, damages or reputational damages to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

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

Our business is subject to obtaining and maintaining the necessary licenses and regulatory approvals issued by the competent bodies in the countries in which we operate. We cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended. Such licenses or regulatory approvals may be withdrawn or made subject to limitations or onerous conditions. The absence of such licenses or regulatory approvals may result in the interruption of the activities of a specific plant or distribution center, which may adversely affect our results. Additionally, for the granting or renewal of such licenses or regulatory approvals, the competent authorities may determine that we must make certain changes to our operations or facilities, potentially resulting in additional costs.

We may also be subject to the regulation and control of other public authorities, in addition to those that we currently understand as the competent ones and cannot guarantee that such authorities will not require further licenses, permits and authorizations.

Furthermore, if we are unable to timely obtain, maintain or renew the licenses and permits necessary for our activities, we may have to incur additional costs for the payment of any charges or even compromise our regular activities.

Any of these factors that impact the non-obtaining or non-renewal of licenses and permits may cause us to incur additional costs, which may force us to revert resources to meet the legal requirements or compromise the regular operation of our activities. Furthermore, the development of activities without the proper licenses or in non-compliance with the licenses and their technical requirements may result in adverse consequences, such as: (i) infraction notices; (ii) application of successive fines; (iii) impediment to opening and operating units, even temporarily; (iv) interdiction or closing of units, even temporarily; (v) exposure to additional risk or loss of insurance coverage in the event of a safety and security accident or similar event; (vi) affecting an installation while a license is pending; and (vii) exposure of us, as well as our representatives, to other civil, administrative, and criminal sanctions. We may be adversely affected if one of our establishments closes, even if temporarily.

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

Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on attractive terms or at all may adversely affect our liquidity, financial condition and business.

Certain agreements to which we are a party and certain legal proceedings in which we are involved require us to obtain and maintain surety bonds, letters of credit or similar financial instruments (e.g., bank products known as fiança and/or seguro-garantia) to secure the performance or payment of certain obligations and potential losses, respectively. We may be required to pay higher fees, post additional collateral or otherwise be subject to unfavorable terms and conditions when negotiating these products with financial institutions or insurers. In addition, if those negotiations fail, we may be required to use a substantial portion of our cash to secure such agreements and legal proceedings, which may materially and adversely affect our liquidity, financial condition and results of operations.

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

Our shareholders may not receive any dividends or IOC.

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

Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, ABI, resulting in adverse limitations to our operations.

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

Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions.

Our direct controlling shareholder, ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2022.

ABI indirectly held shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2022. ABI thus has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013 and effective as of July 2, 2019, or the Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

Our controlling shareholder is able to elect the majority of the members of our Board of Directors and Fiscal Council, and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and bylaw amendments.

Additionally, our controlling shareholder may have interests that differ from ours and may vote in a way that is adverse to the interests of our other shareholders. In addition, any reputational issues associated with our (direct or indirect) shareholders may adversely affect the trading price of our shares.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 46.5% (R$37.1 billion) of our total net revenues of R$79.7 billion in 2022 came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

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

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or non-compliance with the Company's ESG guidelines or any failure to comply with laws and regulations by them could negatively affect our business.

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

Moreover, if any of our suppliers and/or service providers fails to comply with laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by us, including binding sustainability and ESG (environmental, social and corporate governance) practices, including social, environmental, climate, integrity, and labor laws, we may be subject to fines, administrative and legal proceedings, or other measures with an adverse impact on our business, results of operations and reputation. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Ambev Third-Party Supplier – Labor Investigations.”

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

Risks Relating to the Economy Sector in Which We Operate

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2022. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be always possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2022 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2022	Fluctuation
Aluminum (US$/ton)	2,602.5	1,967.0	2,138.1	16%
Sugar (US$ cents/pounds)	15.45	10.86	13.71	(13%)
Corn (US$ cents/bushel)	4.08	3.30	3.60	12%
Wheat (US$ cents/bushel)	5.38	4.00	4.44	22%
PET (US$/ton)	957.05	742.45	844.38	16%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (formerly CMAI).

Negative publicity focusing on us or our products or on the way we conduct our operations may harm our business.

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

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations, there is a greater risk that we may be subject to negative publicity or fake news, in particular in relation to our businesses, environmental impacts, taxes, labor rights, corporate transparency, local work conditions among others. Negative publicity or fake news that materially damages the reputation of one or more of our brands or our businesses could have an adverse effect on the value of that brand or our businesses and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

Notwithstanding the BCCA and related Brazilian enforcement efforts, Brazil still has a perceived elevated risk of corruption. To a certain degree, that may leave us exposed to potential violations of the BCCA, FCPA or other applicable anti-corruption laws and regulations. For example, a number of high-profile corporate corruption allegations have surfaced in Brazil, especially since the beginning of 2014. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate—Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs”.

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

In the third quarter of 2019, there were news reports regarding alleged leaks of statements about Ambev by a former consultant, Mr. Antonio Palocci, in a legal procedure to which Ambev subsequently had access. In this regard, we have not identified evidence supporting Mr. Palocci’s claims of illegal conduct by Ambev and remain committed to monitoring this matter.

We have implemented an anti-corruption compliance program designed to detect, prevent and remediate potential violations of applicable anti-corruption laws. Nevertheless, there remains some risk that improper conduct could occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct. Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all inappropriate conduct, fraud or violations of applicable law by management, employees, or other representatives (agents, and other business partners).

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

For instance, in May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 reducing the rate of the Excise Tax (Imposto sobre Produtos Industrializados), or IPI Excise Tax, applicable to transactions with concentrate units and, in so doing, effectively reduced the value of the IPI Excise Tax presumed credits that we had recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone from 20% to 4%, which was later revoked by the Decree No. 10,5454/2020. Since then, other decrees were issued with temporary rates applicable to transactions with concentrate units. In 2022, Brazilian Federal Government altered IPI Excise Tax rates levied on transactions with several products, including beer, soft drinks and soft drinks concentrate units. As for concentrate units, the IPI Excise Tax rate was fixed in 8% (Decree No. 11,182/2022).

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piaui, Rio Grande do Norte, Roraima, Sergipe, Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while both the States of Minas Gerais and Rio de Janeiro decreased their ICMS value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively).

In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If the tax authorities interpret the tax laws inconsistently with our interpretations, we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

Furthermore, currently there are tax reform proposals pending evaluation by the Brazilian Congress. Among the proposals being evaluated, there is the possibility of a complete or partial modification of the consumption and income taxation systems. As per the income taxation, Congress is discussing possible changes on corporate rates as a means of balancing the impact of a possible taxation on dividends, as well as other changes that might impact its tax base, including attributes such as the deductibility of IOC, tax incentives, among other changes. With regards to the consumption taxation system, proposals suggest extinguishing all or some of the federal taxes, namely IPI Excise Tax, PIS and COFINS, as well as the state tax, ICMS, and the municipal tax, ISS, for the purposes of implementing new taxes to be levied upon consumption transactions. The implementation of a tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

Our business is subject to regulations in the countries in which we operate, and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues.

Our business is regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. In addition, as a public company in Brazil, we are also subject to the Brazilian securities law and the oversight of the Brazilian Securities Commission (Comissão de Valores Mobiliários), or the CVM, in connection with our public securities. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines, penalties and additional obligations such as disclosure of additional information, change of current practices, among others.

In Brazil, the Ministry of Agriculture and Livestock (“MAPA”) and its local departments are responsible for the registration, standardization, classification, labelling and for the inspection and surveillance of beverage production and commerce. MAPA regulation sets forth that the registration of establishments and beverages products is valid throughout the country and must be renewed every ten years, except for imported beverages that do not require registration with the MAPA. Moreover, some products and beverages (i.e., energy drinks) may be subject to prior registrations or post-production regulations issued by the Brazilian National Health Surveillance Agency (“ANVISA”).

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

Additionally, the trend towards the multiplication of regulations aimed at regulating ESG issues in the international jurisdictions where we conduct our businesses can result in complex regulatory obligations, with compliance actions to be implemented throughout the value chain, which may lead to high compliance costs and, in the event of non-compliance, reputational, financial and operational damage, as well as limitations on accessing external consumer markets.

We are subject to Brazilian and other antitrust regulations.

As any company operating in Brazil, we are subject to the Brazilian antitrust law and regulation, which sets forth the conducts that should be considered a violation to the economic order and the penalties applied. We have a substantial share of the beer market in Brazil and thus we are subject to scrutiny and enforcement by Brazilian antitrust authorities (mainly the Administrative Council for Economic Defense – CADE). We are committed to conducting business in a legal manner, having implemented what we understand to be a sound competition compliance program to prevent anticompetitive practices. Nevertheless, from time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims arising from allegations of violations of laws, regulations or acts, either from competitors, clients and other third parties or initiated by CADE. Therefore, we cannot assure you that Brazilian antitrust regulation and decisions will not affect our business in the future.

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia, Uruguay, Paraguay, Panama and the Dominican Republic, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs.

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

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted 2021 and 2022 which, coupled with government stimulus reduction, amplified the uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the Índice Nacional de Preços ao Consumidor (National Consumer Price Index), was 4.52% in 2020, 10.06% in 2021 and 5.79% in 2022. Brazil may experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. Recently, inflationary pressures have increased, including as a result of the ongoing COVID-19 pandemic, which has led to the return of a more restrictive monetary policy.

The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or “COPOM”) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the SELIC official interest rate oscillated from 2.75% in March 2021 to 9.75% in the end of 2021, with further increases in February, March, May and June 2022. As of the date hereof, the SELIC rate was 13.75%. We cannot assure you that inflation will not affect our business in the future. In addition, any effort on the part of the Brazilian government to preserve economic stability, as well as any public speculation about possible future initiatives, may contribute significantly to economic uncertainty in Brazil and may heighten volatility in the Brazilian securities markets and securities issued abroad by Brazilian issuers. It is also difficult to assess the impact that turmoil in the credit markets will have in the Brazilian economy, and as a result on our operations and financial results in the future.

A failure by the Brazilian government to implement reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies, negatively impact Brazil’s economy, lead to further depreciation of the Real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition and results of operations.

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

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. For example, presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results. On January 8, 2023, protesters stormed government buildings in Brasilia, the country’s capital, including the Congress, the Supreme Court and the Presidential Palace, which prompted the Supreme Court to order participants and certain politicians to be imprisoned and resulted in new investigations. It is unclear whether this heightened state of political and social tension will dissipate or intensify in coming months as the country awaits definition regarding the political and economic agenda of the new administration, which could contribute to increased macroeconomic and political instability.

Further, during the term of the former president Jair Messias Bolsonaro, who remained president until January 1, 2023, there were several inquiries related to potential misconduct, including a Supreme Court investigation focused on the president’s handling of the COVID-19 pandemic. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition and results of operations, as well as the market price of our common shares.

Risks Relating to Other Countries in Which We Operate

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, the net revenues from which corresponded to 21.8% of our consolidated results of operations in 2022. LASI is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in 2020, 2021 and 2022 relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country. Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

The 2020, 2021 and 2022 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

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

In 2020, the Argentine government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. In 2021, these actions were further enhanced with the freezing of housing rental prices (coupled with the prohibition of evictions upon payment delays), temporary suspensions of service interruption due to non-payment and the extension of credit card payment deadlines and reduced fees on public transportation. Argentina’s inflation reached 95% in 2022 with the Central Bank increasing its reference interest rate (BADLAR) by nearly 35pp, ending the year at 69%, in an attempt to prevent further devaluation of the currency that went from 102 ARS/USD to 177 ARS/USD (a 72% devaluation).

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

In addition, On November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo or MAS) was returned to power and obtained an absolute majority in the parliament after a one-year interregnum following the ballot in 2019. In March 2021, Jeanine Anez, the former Bolivian interim president appointed as the most senior parliamentarian, was charged with terrorism, sedition and conspiracy as part of a coup to depose longtime former president Evo Morales and has been detained since then.

Furthermore, In December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan includes aspects such as increasing taxes on the richest population and large companies, ending the current pension system, and creating a universal fund to finance public and private health. Even though Chile’s GDP grew by nearly 2.5% in 2022, it has slowed down versus 2021 as tighter financial conditions, the withdrawal of pandemic-related support measures, and rising inflation dampened household consumption. It is difficult to assess the impact that the changes to the Bolivian and Chilean political scenario, as well as other Latin American countries, will have on their respective economies and, as a result, on our future operations and financial results.

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

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets and commodity prices, including as a result of the conflict between Ukraine and Russia.

More recently, the COVID-19 virus pandemic has resulted in significant financial market volatility and uncertainty around the globe. Therefore, the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of widespread health emergencies or pandemics, military conflicts, including the ongoing conflict between Russia and Ukraine, terrorism or other geopolitical events. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Ambev, through its Canadian subsidiary Cerbuco Brewing Inc., (“Cerbuco”),currently owns a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, please see “Item 8. Financial Information—Civil Claims—Cerbuco Arbitration.”

Bucanero’s main brands are Bucanero and Cristal. In 2022, Bucanero sold 0.70 million hectoliters of beer, representing about 0.38% of our total volume of 185.7 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996. On May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure. ABI has received notices of claims purporting to be made under the Helms-Burton Act

The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will continue to impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow.

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

During 2020 and 2021, as the COVID-19 pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities have adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. In 2022, most of such restrictions were lifted throughout the first half of the year as a result of improvements in the control of the pandemic. While these restrictions were in effect, they have changed consumer behavior and the dynamics of on-trade (e.g., bars and restaurants) and off-trade (e.g., supermarkets) channels, which adversely impacted our profitability. This changed dynamics had a severe effect on emerging market countries, such as Bolivia and Panama, where the on-trade channel is the predominant consumption occasion for consumers. See “Item 5. Operating Financial Review and Prospects—A. Operating Results.”

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

The extent to which the COVID-19 pandemic will continue to affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even three years after the COVID-19 pandemic started, our business continues to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

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

Social Issues

The Company is subject to obligations imposing respect for human rights, which may cause the Company to incur additional costs, as well as significant contingencies related to social issues.

Exposure to social risks varies according to the specific characteristics of each company, its sector of activity and its geographic location, so that each company must consider such peculiarities to define the social risks considered material, according to its strategy and model of business. In general, social risks arise from the potential and effective adverse impacts of its business activities on the human rights of all stakeholders involved in its operation, including its own employees, consumers, suppliers, investors and the local community where a company operates, these being connected directly or indirectly to its activities.

If the measures we adopt are not sufficient to prevent, manage and mitigate the social risks applicable to our business, we will consequently be exposed to legal, regulatory, operational and reputational risks, which can materialize in different ways.

We are also required to guarantee dignified working conditions for our employees, ensuring their health, safety, well-being and their right to associate and participate in unions, in compliance with local laws and regulations, respecting human rights. A workplace identified as dangerous, hostile or discriminatory may result in legal contingencies and inhibit the Company's ability to attract and retain talent, negotiate with associations and unions, prevent incidents of health and safety at work, and drive innovation.

Similarly, if we do not take well-structured initiatives that are integrated into long-term planning to foster diversity, equity and inclusion, in all levels regardless of the hierarchy, we may be challenged, including judicially, about the absence of clear goals and effective actions in this area.

There is no guarantee that the Company will be able to properly manage the social risks mentioned above, meeting all national and international laws, parameters and guidelines, which, consequently, may harm the Company's operating results and reputation.

Environmental Issues

Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us.

The Company's operations are subject to a wide variety of federal, state and municipal environmental laws and regulations, related to the licenses or authorizations necessary for the development of the Company's business regarding the installation and operation of its projects and activities, the use of water resources, solid waste management, removal of vegetation, impact on protected areas, use of forestry products or raw materials, among other aspects possibly related to its activities.

The Company's activities require the constant obtaining and renewal of environmental licenses and authorizations, which depend on the installation and operation of activities and undertakings considered by the competent environmental agency, under the terms of current environmental legislation, as effectively or potentially polluting the environment. Technical difficulties, non-compliance with the related environmental legislation and the technical conditions established in the environmental licenses and authorizations may have harmful effects on the Company's business, since they may subject it to the imposition of various administrative sanctions (such as simple or successive fines, interruption or suspension of activities, embargo or closure of undertakings, revocation of licenses and authorizations, as applicable), payment of costs for the recovery of degraded areas and environmental regularization (resulting from environmental compensation and embargo, for example), as well as accountability in the civil, administrative and criminal spheres, as the case may be. There is no guarantee that the Company, even adopting appropriate practices and processes, will not incur environmental liability or that these applicable environmental laws and regulations will not change or become more stringent in the future. In this sense, non-compliance with the applicable legislation and the technical conditions established in the licenses and authorizations may harm the Company's operations, reputation, operating results and financial health.

As the scrutiny of environmental authorities, society and investors regarding the Company's practices in relation to the environment, as well as the Company’s compliance with environmental legislation in the various federative spheres, as well as in the countries in which we operate, has become increasingly rigorous, the Company's costs to comply with environmental regulation, improve environmental practices and repair possible environmental damage can increase substantially in the future. Furthermore, processes related to environmental compliance can become more complex.

In this context, for the purpose of complying with current environmental legislation and addressing other environmental issues relevant to the Company, the following are considered material issues from a regulatory, operational, financial and reputational point of view: (i) the use of water resources; (ii) climate change; (iii) solid waste management, reverse logistics and circular packaging; (iv) sustainable agriculture and (v) responsible consumption. In view of their relevance, the Company internally manages the material topics by establishing and monitoring appropriate performance indicators to assess the variations, evolutions and challenges related to each of the aforementioned topics.

Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (technological or human errors) or physical risks such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, terrorist events, military conflicts, including the ongoing conflict between Russia and Ukraine, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

Climate issues, including physical and transition risks

Scarcity or poor quality of water may negatively affect our production costs and capacity.

The Company faces risks related to water shortages. The availability of fresh water is a limited resource in many parts of the world, facing unprecedented challenges relating to climate change and the resulting change in rainfall patterns and frequency of extreme weather, overexploitation, increased pollution and poor water management. As the demand for water continues to increase worldwide, and as water becomes scarcer and the quality of available water deteriorates, the Company may be affected by increased production costs, capacity limitations or significant changes in water quality, which could adversely affect the Company's business and results of operations.

Water shortages can result in business interruptions and/or reduced production and increased treatment costs. The availability of water is critical for the Company's operations, as it is an essential input for the production of beer. Reduced water availability can also affect legislation regulating water use. In addition, water quality affected by scarcity can also affect water treatment costs and the ability to operate around the clock.

Droughts can cause malting barley harvests to fail, especially in South America, where most barley is rain-fed, so-called meteorological droughts (short-term droughts and impacted by precipitation) can significantly affect barley crops yields.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations.

There is growing concern about adverse impacts caused by emissions of carbon dioxide and other greenhouse gases into the atmosphere such as rising global temperatures, changing weather patterns, and the increased frequency and severity of extreme weather events and natural disasters. If climate change has a negative effect on agricultural productivity in the locations where the Company operates, the Company may be subject to reduced availability or the offer at less favorable prices for certain agricultural products that are necessary for the Company's production process, such as barley, hops, sugar and corn. In addition, public expectations for reducing greenhouse gas emissions may result in increased cost of energy, transportation and raw materials and may require the Company to make additional investments in facilities and equipment due to increased regulatory or social pressures. As a result, the effects of climate change could have material adverse long-term impacts on the Company's business and results of operations. The Company's operations are subject to physical risks, with impacts on the production capacity and delivery of services and products, resulting from the effects of climate change. Tropical cyclones can cause disruptions and damage to businesses and breweries. Wildfires can cause malt barley crop failures, as occurred in 2021 in Canada, which led to significant crop failures. Non-seasonal rains can cause malting barley harvest failures, affecting barley quality. Changes in weather conditions can result in reduced malting barley yields. This reduction directly affects inputs for production and may consequently increase production costs and indirectly costs to markets. For instance, the growing demand for aluminum for packaging, combined with sourcing challenges, may result in higher procurement costs.

The Company's operations are also subject to transition risks such as: (i) regulatory changes on water use and prices, which may increase the price of water or cause interruptions in supply, affect the availability and license to operate in certain localities and countries; (ii) carbon pricing mechanisms (both taxes and emissions trading systems) that affect both direct operations and emissions from packaging materials throughout the supply chain, may result in higher operating costs for the Company. For example, the aluminum and glass production process are energy high and greenhouse gas emissions intensive. Depending on the country where materials are sourced from, there is potential associated with a high carbon cost and carbon pricing mechanisms; (iii) current and emerging energy and fuel regulations and taxes may increase direct operating costs, given that the Company is exposed to such fuel and energy taxes; and (iv) fluctuations in demand for inputs prone to low availability, such as aluminum, may affect production capacity and increase the cost of purchasing packaging for the Company's products. The Company announced its 2025 Sustainability Goals focused on smart agriculture, efficient use of water resources, recycling of packaging, as well as actions to tackle climate change based on its ambition to achieve net zero emissions (i.e., a reduction of 90 % of greenhouse gas emissions offsetting residual emissions) across its value chain by 2040. If the Company fails to meet these targets for any reason, there is a risk of reputational damage, as well as possible questioning – including through litigation – of its interested parts. As a result, the effects of climate change could have a material adverse long-term impact on the Company's business and results of operations.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products

Seasonal consumption cycles and adverse weather conditions in the markets in which we operate may have an impact on our operations. This is particularly true in the summer months, when unseasonably cool or wet weather can affect sales volumes.

Stakeholders concerns and changing consumer preferences for sustainable products could also result in reduced revenues if the Company is unable to meet these requirements.

Risks Relating to Our Common Shares and ADSs

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

The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax attributes.

While ADS holders benefit from the electronic certificate of foreign capital registration obtained in Brazil by the Custodian, which permits the Depositary to convert gains, dividends, profits or other payments under Ambev’s shares with respect to the shares underlying the ADSs into foreign currency and remit the proceeds abroad, the availability and requirements of such electronic certificate may be adversely affected by future changes to the applicable regulation.

If an ADS holder surrenders the ADSs and, consequently, receives shares underlying the ADSs, the investment in Ambev’s shares would be registered with the Brazilian Central Bank either as (i) a foreign direct investment, subject to Brazilian Central Bank Resolution 278, dated December 31,2022 (“BCB Resolution 278”), which will require an electronic certificate of foreign capital registration, the Capital Information Provision System of Foreign Direct Investment (SCE-IED), or (ii) a foreign investment in portfolio, subject to National Monetary Council’s (Conselho Monetário National) (“CMN”) Resolution 4,373, dated September 29, 2014 (“CMN Resolution 4,373”), which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (RDE – Portfolio).

The failure to register the investment in the Ambev’s shares as foreign investment as described above (e.g., SCE – IED or RDE – Portfolio) will impact the ability of the holder to dispose of Ambev’s shares and to receive gains, dividends, profits or other payments under Ambev’s shares. Moreover, upon receipt of Ambev’s shares underlying the ADSs, Brazilian regulations require the investor to enter into corresponding exchange rate transactions and pay taxes on these exchange rate transactions, as applicable.

In addition, if the SCE-IED or RDE-Portfolio are not properly registered the relevant holder may incur expenses or suffer delays in the application process, which could impact the investor’s ability to receive gains, dividends, profits or other payments under Ambev’s shares on a timely manner.

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

•        have a compensation committee, a nominating committee, or corporate governance committee of the Board of Directors (though we currently have a non-permanent People Committee that is responsible for evaluating our compensation policies applicable to management and a Governance Committee that is responsible for governance matters as related party transactions, antitrust matters, strategies related to ESG issues and cyber security and privacy and data protection matters);

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

Any dividends not distributed would be allocated to a special reserve account for future payment to shareholders unless it is used to offset subsequent losses or as otherwise provided for in our bylaws. It is possible, therefore, that our shareholders will not receive dividends in any particular fiscal year.

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

In August 2004, we and a Belgian brewer called Interbrew S.A./N.V. (as ABI was then called) completed a business combination that involved the merger of an indirect holding company of Labatt, one of the leading brewers in Canada, into us. At the same time, our controlling shareholder completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew S.A./N.V. in exchange for newly issued shares of Interbrew S.A./N.V. After this transaction, Interbrew S.A./N.V. changed its company name to InBev S.A./N.V. (and, since 2008, to Anheuser-Busch InBev S.A./N.V.) and became our majority shareholder through subsidiaries and holding companies. (see “—The InBev-Ambev Transactions”).

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

The long-term agreement with PepsiCo, under which the Cervecería Boliviana Nacional, subsidiary of the Company in Bolivia, has the exclusive right to produce, sell and distribute certain brands on PepsiCo’s portfolio in Bolivia, was amended in June 1st, 2020, extending the agreement for 10 more years and reflecting certain changes in the commercial agreement between the parties.

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

Effective January 1, 2019, we reorganized our regional reporting structure. We no longer report the Latin America North business segment (LAN) and, from now on, we are reporting the Brazil, Central America and the Caribbean business segments separately. On December 31, 2022, we conducted our operations through four business segments, as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•	Central America and the Caribbean, or CAC, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;
•	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our four business segments as of December 31, 2022:

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2022		2021		2020
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	35,857.8	53.5%	35,586.5	48.8%	30,196.5	51.7%
Beer Brazil	35,857.9	45.0%	30,537.1	41.9%	25,953.0	44.5%
NAB	6,777.9	8.5%	5,049.4	6.9%	4,243.5	7.3%
CAC	9,440.1	11.8%	9,947.4	13.7%	7,319.3	12.5%
Latin America South	17,371.2	21.8%	16,571.7	22.7%	11,560.8	19.8%
Canada	10,261.7	12.9%	10,748.7	14.8%	9,302.4	15.9%
Total	79,708.8	100.0%	72,854.3	100.0%	58,379.0	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2022		2021		2020
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	126,184.4	67.9%	119,530.6	66.3%	111,285.4	67.1%
Beer Brazil	94,042.6	50.6%	90,835.0	50.4%	84,791.7	51.1%
NAB	32,141.8	17.3%	28,695.5	15.9%	26,493.7	16.0%
CAC	11,786.3	6.3%	13,401.9	7.4%	11,451.2	6.9%
Latin America South	38,134.0	20.5%	37,511.6	20.8%	33,062.4	19.9%
Canada	9,645.0	5.2%	9,924.1	5.5%	9,998.9	6.0%
Total	185,749.7	100.0%	180,368.2	100.0%	165,797.9	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

•	our people and culture;
•	our strategic pillars;
•	quality of our products;
•	sustainability;
•	permanent cost efficiency; and
•	financial discipline.
42

Our People and Culture

We dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, dream big to move our industry forward, and make a meaningful impact in the world. That’s why our people are the backbone of our company, and the main source to create and share superior value for our community and ecosystem. We build high performance and engaged teams powered by a diverse, inclusive and healthy workplace, to lead change and transform our business aiming at our long-term success. We carefully manage our hiring and training process with a view to develop capabilities and match great people with their roles to increase the pipeline for the future. We live and breathe our culture in a daily basis due to keep evolving our company and retaining our professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) an intense work ethos that do not take shortcuts, (2) evaluations focused in long term view, collaboration and active listening, (3) the encouragement of our leaders to act as owners (4) sharable practices to create better solutions through simplicity and (5) incentives to grow together with our customers and community.

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

•	Brands for each and everyone: Building brands that are recognized by our clients and consumers. We want our brands to be connected with consumers, and our products to the consumed in important moments of their lives.

•	Thirst to lead the future: Expanding our beverages and assortment, going beyond the beer category and including expansion into categories such as RTDs, canned cocktails and seltzers.

•	A toast to our clients’ success: Improving service level and leveraging technology to solve business customers’ issues that allow them to grow their business in partnership with us.

•	Experiences that come to you: Keeping the consumer at the center of our decision-making process. Through innovation and technology, we want to connect with and bring what we believe to be the best experiences and convenience to our consumers.

•	Together for a Better World: Generating a positive impact in the world and grow together with our ecosystem, which goes from our farmers to our consumers.

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique set of high-quality beers designed to satisfy different needs and tastes across different occasions. We also produce a number of non-alcoholic products, such as soft drinks, energy drinks and juices. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards. Our R&D team is also constantly working to enhance our production process and the quality of our products.

Sustainability

Brewing quality beer starts with the search for the best ingredients. This requires a healthy, natural environment, as well as thriving communities. Therefore, we are pursuing to achieving five Sustainability Goals by 2025:

(i)	empowering farmers: 100% of our direct farmers suppliers will be skilled, connected, and financially self-sufficient as they will have access to an approved variety of inputs, crop protocol for that variety and two technical visits during the crop year, in addition to access to Agroportal, Ambev digital platform;
(ii)	securing water access: 100% of our communities in high-stress areas will have measurably improved water availability and quality;
(iii)	driving sustainable packaging: 100% of our product will be in packaging reusable or made from majority recycled content;
(iv)	championing low carbon technology: 100% of our purchased electricity will be from renewable sources and we will have a 25% reduction in CO2 emissions across our value chain; and
(v)	entrepreneurship: 100% of our entrepreneurs will be skilled with the necessary tools to evolve through the Compra Local initiative (Local Purchase). We direct our action to suppliers in communities that are closer to our operations (up to 80 km), helping them to develop in a sustainable way and to assist the development of the business, as we share with our customers knowledge and tools that are available on the portals:
43

The table below shows the status as of December 31, 2022 of the main key performance indicators related to our sustainability goals for 2025:

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2022
WATER Steward.	Watersheds & Forests (High risk sites in implementation phase as per 7-Step charter)(1)	100%	75%	-	-	92%	100%	On Track
	AMA (Number of people benefitted)	630,000	-	-	-	630,000	1,000,000	Better
CLIMATE ACTION	Renewable energy (% of total electric energy contracted)	100%	92%	40.6%	100%	97%	100.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1, 2 and 3)	12.4%	31%	60.7%	9.9%	17.4%	25.0%	Better
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 emissions versus baseline (2017); Scope 1 and 2 – Owned Operations)	59%	29%	66%	26.8%	48.3%	-	Better
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	49.6%	44.4%	54.7%	38.5%	47.8%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	76.4%	75.9%	64.2%	68.3%	75.2%	≥ 50.1%	Better
	Plastic (PET) (% of plastic used that was recycled)	40.8%	10.5%	18.3%	-	32%	≥ 50.1%	Worse
	Plastic Commitment	54.9%	-	-	-	54.9%	100%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers(2)	82%	100%	-	-	89%	100%	Better
	Connected producers(3)	87%	100%	-	-	92%	100%	Better
	Financially empowered producers(4)	90%	100%	-	-	94%	100%	Better

(1)	7-Step Charter consists of: (i) engagement; (ii) problem identification/prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; and (vii) monitoring.
(2)	Producer must have (i) access to a varieties of crops approved by Ambev for production, (ii) technical protocol for production, and (iii) at least two technical visits during the culture cycle.
(3)	Producer must be registered in SmartBarley platform or another similar platform (e.g. ManejeBem, etc.).
(4)	Producer has access to the tools to reduce production risks (e.g. agricultural insurance, specific financing, etc.).

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

Zé Delivery, TaDa and BEES

In order to increase convenience to our consumers, we developed solutions to deliver on demand cold beverages at reasonable prices directly to consumers. Our solutions solve several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform Zé Delivery continued to grow in 2022, being now present in more than 380 cities across all 27 Brazilian states and reaching more than 55% of the country’s entire population. Zé Delivery delivered more than 62 million orders in 2022 and had almost 5 million monthly active users as of December 31, 2022.
•	In LAS, Ta Da in Argentina, which resulted from the merger of App Bar with other Direct-to-Consumer platforms named Siempre en Casa and Craft Society, continued to grow in 2022. The platform is present in 13 cities, with the number of orders growing by 15% versus 2021, and monthly active users increasing by 14% year over year. In Paraguay, Ta Da is present in 24 cities, with both number of orders and monthly active users triplicating versus 2021.
•	In CAC, Ta Da in Dominican Republic continued to expand in 2022, , with the number of orders growing by 98% versus 2021, and monthly active users more than doubling year over year.

Our B2B route-to-market & marketplace platform, BEES, centralizes different solutions in one 24/7 platform, creating a constant and customized touchpoint with our customers, and improving overall service level by: (i) providing products suggestions based on customers’ profile and product relevance, (ii) enhancing order tracking and real time support through the app, (iii) allowing our business development representatives to be focused on helping customers improve their sales performance (sell out), and (iv) increasing our total interaction time with our customers, directly connecting to our innovation strategy and increased portfolio complexity. On BEES marketplace, our customers can also buy non-Ambev products of different categories, enjoying the convenience provided by our platform.

•	In Brazil, we continued to roll-out BEES and currently have more than 88% of our active buyers purchasing through the platform. As part of our full digital strategy plan, nearly 75% of our clients currently purchase exclusively through BEES. The platform helped us reach an all-time high number of clients, adding more than 200 thousand new clients to our client base in 2022. In the BEES marketplace, we currently offer over 550 Stock Keeping Units (“SKUs”) across different categories, such as groceries, non-alcoholic beverages, and hard liquors. The number of customers buying in the marketplace corresponded to 74% of BEES’ customers on December 31, 2022.
•	In LAS, our digital transformation journey is also evolving with the roll-out of BEES. In Argentina, more than 65% of B2B buyers are purchasing through BEES, and over 75% of the country’s net revenue comes from the platform. The number of customers buying in the marketplace corresponded to over 40% of BEES’ customers on December 31, 2022. In Paraguay, 80% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 89% of the total number of customers.
•	In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with 99% of B2B buyers already purchasing through the platform, and over 90% of the country’s net revenue coming from BEES. We are also exploring BEES marketplace in the country with 13 different categories and 130 SKUs available for customers. In Panama, we have also continued with the roll-out of BEES which has reached over 90% of the country’s net revenue coming from the platform.
45

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

	2022 Quarterly Volumes (as a percentage of annual [v]olumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	23.4%	23.4%	24.9%	28.2%
Beer Brazil	23.4%	23.3%	25.0%	28.3%
NAB	23.6%	23.5%	24.9%	28.1%
CAC	24.5%	25.8%	23.3%	26.4%
Latin America South	28.3%	18.2%	24.1%	29.4%
Canada	18.7%	28.8%	29.7%	22.8%
Total	24.3%	22.7%	24.9%	28.1%

Description of the Markets Where We Operate

Brazil

Brazil Beer

The Brazilian Beer Market

In Brazil, the two main packaging presentations are standardized, returnable glass bottles largely present in the 300-milliliter and 600-milliliter formats, sold in bars for on-premise consumption, as well as in supermarkets for off-premise consumption, and 350-milliliter one-way aluminum cans, which are predominantly sold in supermarkets for off-premise consumption.

According to our estimates, in 2022 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitors in Brazil are Heineken, particularly following its May 2017 acquisition of Brasil Kirin operations, and Cervejaria Petrópolis.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. Our distribution is structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 146 operations, and (2) our proprietary direct distribution system, involving 106 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “ —Business Overview—Business Strategy.”

Future Beverages

Some of our products stretch beyond typical beer consumption occasions, such as the Beats family of beverages and Mike’s, which are designed for new occasions and consumer groups in which beer is not present, Brahma 0.0%, a non-alcoholic beer, which, according to our estimates, is the leader in the Brazilian non-alcoholic beer segment, and Budweiser Zero, one of our most recent launches. Our Nutrl portfolio and Mike’s in Canada and Dante Robino wines in Argentina add to our wide portfolio of future beverages, a market that we have been assessing in different regions and countries.

Brazil NAB

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 94% of the volumes of our NAB unit. According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 54.7% of the market in 2022), (2) guaraná, (3) orange, and (4) lime. Most CSDs in Brazil are sold in supermarkets in two-liter and one-liter non-returnable PET bottles for in-home consumption. The 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in off-trade (e.g. supermarkets) and on-trade (e.g. bars and restaurants) channels.

Our main competitor in this market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

Our main CSD brands are Guaraná Antarctica, the leader in the “non-cola” flavor segment, and Pepsi Cola. Pepsi Cola is sold under our exclusive production and bottling agreements with PepsiCo. Our NAB portfolio also includes brands such as Gatorade in the isotonic market, H2OH! in the non-sugar CSD market, and Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo, and, in the energy drink segment, Fusion, a proprietary brand, and Red Bull, which is sold under an exclusive distribution agreement (see “—Licenses—Red Bull”). Since 2016, when we acquired the Brazilian juice company “Do Bem”, the brand has been integrated to our portfolio, improving our value proposition in health and wellness categories. In 2022, Pepsi Black was responsible for increasing our presence in the diet/light/zero segment, and we have continued to invest in lowering the sugar content in our portfolio, as well as offering different pack sizes for specific consumption occasions, such as the Fusion 500-milliliter PET for the gaming community.

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the 12-ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 5.6 million hectoliters in 2022.

In El Salvador, Honduras and Nicaragua, we are currently selling imported brands, and our main packaging presentation is the returnable one-liter glass bottle. Specifically in Nicaragua, our main competitor is Compañía Cervecera de Nicaragua, the market leader, which is a joint venture between Guatemala’s Cerveceria Centro Americana and Florida Ice & Farm Co, an investor group from Costa Rica.

In all of these markets, beer is predominantly sold in returnable bottles through small retailers. We sell our Brahva, Budweiser, Bud Light, Stella Artois, Corona, Modelo Especial, Beck, Leffe and Hoegaarden beer brands in Central America, which are distributed through the CBC distribution system, jointly with CBC’s CSD portfolio.

In May 2016, we entered into an agreement with ABI pursuant to which we agreed to transfer to ABI our businesses in Colombia, Peru and Ecuador. In exchange, ABI has agreed to transfer SAB’s Panamanian business to us. We formally began operations in Panama on December 31, 2016. According to our estimates, we currently lead the beer market in Panama. The main packaging presentations are 285-milliliter bottles and 355-milliliter cans and our main beer brands in Panama are Atlas Golden Light and Balboa Ice. The main competitor in the Panamanian beer market is Baru. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.7 million hectoliters in 2022. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 1.3 million hectoliters in 2022.

In May 2018, our Board of Directors approved the distribution, sale and marketing of the brand Budweiser in Panama, which has helped on the strategy of growing the market segment of beers priced higher than the core segment.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 12-ounce can. Our main competitor in Cuba is State Brewery. We currently sell the Bucanero, Cristal and Mayabe local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 1.9 million hectoliters in 2022.

In the Dominican Republic, the annual sales volume of the beer market was 4.7 million hectoliters in 2022, according to our estimates. The main packaging presentation in the Dominican beer market consists of the returnable 650-milliliter and 1-liter glass bottles, which are predominantly sold in small retail stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Presidente Light, Brahma Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.1 million hectoliters in 2022, according to our estimates. We are the market leader in terms of sales volume according to our estimates, with brands such as Banks and Deputy, which are produced locally by BHL. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 4.4 million hectoliters in 2022. The main packaging presentation in the Dominican CSD market is the returnable half-liter bottle, in either glass or PET format, which is predominantly sold in small retail stores. Ajegroup, which adopts a low-price strategy has the leadership of the Dominican CSD Market, followed by The Coca-Cola Company, represented by Bepensa. We are currently the third player in that market in terms of sales volume according to our estimates.

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

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 22.7 million hectoliters in 2022. With a population of approximately 46 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 37% of our beer volume is distributed directly by us and 63% is distributed through exclusive third-party distributors. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 54% of our sales in 2022.

According to our estimate, the on-premises consumption represented 7.9% of beer volumes in Argentina in 2022, and supermarkets sales represented 15.4% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Brahma, Quilmes Clásica and Budweiser. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2022, annual sales volume of the Argentine CSD market was 45.2 million hectoliters. In Argentina, 49% of our CSD volume is distributed directly by us and 51% is distributed through exclusive third-party distributors. Non-returnable bottles represented 80% of our CSD sales in Argentina in 2022.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brands in that country are Pepsi-Cola and Seven-Up. According to Scentia, we are the second player in the Argentine CSD market in 2022, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 4.0 million hectoliters in 2022. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 49% of our beer volumes is directly distributed by us and 51% is distributed through exclusive third-party distributors. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 43% of our sales in 2022.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari. According to estimates, we are the leading beer producer in Bolivia.

The Bolivian CSD Market

In March 2009, we, through Quinsa, acquired from SAB 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2022, the annual sales volume of the Bolivian CSD market was 10.1 million hectoliters. Of our total CSD volumes in Bolivia in 2022, 87% was directly distributed by us and 13% was distributed through exclusive third-party distributors, while all our CSD sales in that country in 2022 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 11.5 million hectoliters in 2022. Beer consumption in Chile has increased every year since 2009, except for 2017 and 2022. Our most important beer brands in Chile are Corona, Budweiser, Becker, Stella Artois and Cusqueña.

We are the second beer producers in Chile, according to our estimates, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 5.0 million hectoliters in 2022, excluding smuggling.

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

In Paraguay, 67% of our beer volumes is directly distributed by us and 33% is distributed through exclusive third-party distributors. Our main package presentation in Paraguay is the 940-millimeter returnable glass bottle, which accounted for 48% of our sales in 2022.

Our most important beer brands in Paraguay are Brahma, Pilsen, Skol and Ouro Fino, with a leader market position in the country in 2022, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1.1 million hectoliters in 2022. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, 22% of our beer volumes is directly distributed by us and 78% is distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 50.0% of our sales in 2022.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leading market position in 2022, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2022, the annual sales volume of the Uruguayan CSD market was 3.6 million hectoliters.

In Uruguay, 38% of our CSD volume is directly distributed by us and 62% is distributed through exclusive third-party distributors. Non-returnable bottles accounted for 97.4% of our sales in that country in 2022. Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

Canada

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands and exports the Kokanee beer brand to the United States.

According to our estimates, Labatt is the market leader in the Canadian beer market. The main packaging presentations in that country are the 355-milliliter and the 473-milliliter aluminum cans, which are predominantly sold in privately owned and government-owned retail stores in addition to privately owned on-trade establishments. Our main competitor in Canada is Molson, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light, Michelob Ultra and Busch (brewed and sold under license from ABI’s subsidiary Anheuser-Busch, Inc., or Anheuser-Busch), along with Corona, Labatt Blue, Alexander Keith’s, Stella Artois and Kokanee. Our distribution system in Canada is structured in different ways across the country, as further explained below.

Other Canadian Markets

The ready-to-drink beverages (RTD) industry in Canada declined low-single digit in 2022, after two years of unprecedent growth. Labatt’s RTD portfolio in Canada includes the Nutrl, Bud Light Seltzer, Palm Bay and Mike’s brands.

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

Under the MFA, TBS continues to be the primary retailer for pack sizes larger than six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, continues to have the ability to sell beer. Most LCBO stores are limited to selling pack sizes of six bottles or cans of beer or less. Under the MFA up to 450 grocery stores may also be granted a license to sell beer in pack sizes of six bottles or cans or less. The MFA came into force on January 1, 2016 and has an initial term of ten years, subject to renewal for successive five-year terms, unless the agreement is terminated after the initial term in accordance with the MFA.

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

TBS operates as a self-funding corporation on a break-even cash flow basis under which it charges volume-based fees for services it provides to the brewers. The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario and its agents, the Alcohol and Gaming Commission of Ontario, or AGCO, and the LCBO. The Liquor Licencing and Control Act and its regulations are administered by the AGCO, which is an Ontario provincial regulatory agency reporting to the Ministry of the Attorney General and affiliated with the Ministry of Finance. The Province of Ontario and its agents, the AGCO and LCBO, oversee all aspects of the beverage alcohol sector.

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

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to approximately 75°C in large mash turns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort,” is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer and help preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and extract the flavor from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

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

Sources and Availability of Raw Materials

The COVID-19 pandemic had significant changes in consumer behavior and channel dynamics as governments-imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As out-of-home consumption occasions gradually increased in 2021 and 2022, the demand for glass bottled packaging increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in our production are malt, non-malted cereals, hops and water.

Barley and Malt

Malt is widely available, and our malt requirement is met by domestic and international suppliers as well as our own six malting facilities. In the case of our beer operations in Brazil, approximately 75% of our malt needs are supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay.

For the remaining malt demand, our main supplier is Cooperativa Agroindustrial Agraria, located in the State of Paraná in Brazil. Market prices for malt are volatile and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

The barley used in our malting facilities is bought directly from South America farmers. Barley prices depend on local winter crop markets, wheat market prices on the main boards of trade across the world and on the barley quality during the harvest.

To avoid the impact of short-term volatility in barley and malt prices on our production costs, we enter into future contracts or financials instruments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe. Hops industry is concentrated in a few international suppliers, such as Barth-Haas Group and Hopsteiner.

Non-malted Cereals

Non-malted cereals are purchased from domestic suppliers, the most relevant of which are Ingredion, Cargill Agrícola, Louis Dreyfus Commodities and Arrozeira Pelotas. Corn and rice grow in several regions in Brazil and are generally widely available.

To avoid the impact of short-term volatility in corn prices on our production costs, we enter into financials instruments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

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

Non-alcoholic Beverages

The main raw materials used in our production are concentrate (including guaraná extract), sugar, sweetener, juices, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná Berries

We have a 1,070-hectare farm that provides us with 5-tons of guarana seeds (roasted grains) per year, or about 2% of our needs, with the balance currently being purchased directly from farmers and their organizations in Maués, with the remainder purchased directly from independent farmers in the Amazon region as well as other regions in Brazil where guaraná is available. The focus of our own farm is to supply Guaraná seedlings to local producers and to promote the sustainable cultivation of Guaraná in the Amazon Region. About 14 thousand seedlings are donated each year.

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements for the production of our proprietary brand Guaraná Antarctica among others. The concentrate for Pepsi CSD products is purchased from PepsiCo.

Sugar

Sugar is widely available and is purchased by our regional sourcing entity. We use sugar in our CSD products mainly in Brazil, Argentina, Bolivia, Uruguay, and the Caribbean. To avoid the impact of short-term volatility in sugar prices on our production costs, we enter into derivative instruments. See “Item 11. Quantitative and Qualitative Disclosures about Market Risk.”

Juices

Orange, lemon, grape, apple, and other juices used in our CSD, and juices products are purchased in Brazil. We also use lemon and grapefruit juices in our CSD products in Argentina and Uruguay. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

Other

We buy all of the fruit juice, pulp and concentrate that we use in the manufacture of our fruit flavored CSDs.

Packaging

Packaging costs are comprised of the cost of glass and PET bottles, aluminum cans, plastic film (shrink and stretch), paper labels, plastic closures, metal crowns and paperboard, and other materials. To mitigate the risks of short-term volatility in aluminum and some other packaging materials prices on our production costs, we enter into derivative instruments; for further information on this matter see “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” We also set a fixed price for the period in accordance with the prevailing macroeconomic conditions for some materials.

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 255 thousand tons of glass and in 2022 such unit attended approximately 35% of our glass needs in Brazil.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. Also, in September 2020, we opened our can plant facility in the state of Minas Gerais, which has a production capacity of 2.5 billion cans per year. Our can plant served approximately 15% of our can needs in 2022 in Brazil.

We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our beer label requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased regionally, and PET pre-forms are principally purchased regionally by both local and global companies. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus, Arosuco. These producers also supply some of our other Latin American operations.

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

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic. In 2022, sales volumes of PepsiCo products represented approximately 34% of our total NAB sales volumes in Brazil, 53% of our total NAB sales volumes in the Dominican Republic and 96% of our NAB sales volumes in Argentina, 96% in Bolivia and 99% in Uruguay.

Red Bull

We have a long-term distribution agreement with Red Bull, providing for the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2022, the ABI brands sold by Labatt represented approximately 58% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

We also have a licensing agreement with ABI which allows us to exclusively produce, distribute and market Budweiser in Brazil. We also have certain arrangements to sell and distribute Budweiser products in Paraguay, Guatemala, Dominican Republic, El Salvador, Nicaragua, Uruguay and Chile.

Furthermore, we have a cross-licensing agreement with ABI through which we are allowed to produce, bottle, sell and distribute beer under the Stella Artois and Becks brands in Latin America and Canada on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma in Europe, Asia, Africa and the United States on an exclusive basis. Ambev has agreed not to produce directly or indirectly, bottle, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa and the United States. As a result, in June 2005 we launched Stella Artois in Brazil and, since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

In addition, we have a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly Grupo Modelo, S.A.B. de C.V.), a subsidiary of ABI, to produce, import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Negra Modelo) in Latin America countries, including Brazil, as well as in Canada.

We also have a licensing agreement with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten in Brazil.

We have ABI’s subsidiary, Metal Container Corporation, as one of our can suppliers.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2022, represented as a percentage of gross sales, was: 41.7% in Brazil; 22% in Canada; 11.1% in Central America; 41.0% in the Dominican Republic; 14.5% in Panama; 1.0% in Cuba; 10.8% in Barbados; 15.8% in Argentina; 36.5% in Bolivia; 23.9% in Chile; 11.6% in Paraguay; and 31.8% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our NAB products in 2022, represented as a percentage of gross sales, was: 34.6% in Brazil; 18.0% in the Dominican Republic; 7.0% in Panama; 12.2% in Argentina; 27.3% in Bolivia; and 29.3% in Uruguay.

Changes to Brazilian Taxes on Beverages

In May 2018, the Brazilian Federal Government enacted Decree No. 9,394/2018 reducing IPI Excise Tax rate applicable to transactions with concentrate units to 4% and, in so doing, effectively reduced the value of the IPI Excise Tax presumed credits that we had recorded on acquisitions of soft drinks concentrates from companies located in the Manaus Free Trade Zone. Since then, other decrees were issued with temporary rates applicable to transactions with concentrate units. In 2022, Brazilian Federal Government altered once again the IPI Excise Tax rates levied on transactions with several products, including beer, soft drinks and soft drinks concentrate units. As for concentrate units, the tax rate was set at 8% (Decree No. 11,182/2022).

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piaui, Rio Grande do Norte, Roraima, Sergipe, Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while both the States of Minas Gerais and Rio de Janeiro decreased their ICMS value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively).

C.       Organizational Structure

Our direct controlling shareholder, ABI, together with FAHZ, held in aggregate 72.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2022.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2022. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2022 based on total share capital owned.

Organizational Structure

57

D. Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2022, our aggregate beer and non-alcoholic beverages production capacity was 240.1 million hectoliters per year. In 2022, the total production at the facilities set forth below was equal to 179.9 million hectoliters.

The following is a list of our main production facilities as of December 31, 2022:

Brazil
Plant	Type of Plant
Almirante Tamandaré, Paraná	Soft Drinks
Anápolis, Goiás	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cuiabá, Mato Grosso	Mixed
Estancia, Sergipe	Mixed
Guarulhos, São Paulo	Beer
Itapissuma, Pernambuco	Mixed
Jacareí, São Paulo	Beer
Jaguariúna, São Paulo	Mixed
Juatuba, Minas Gerais	Mixed
Jundiai, São Paulo	Soft Drinks
Lages, Santa Catarina	Beer
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Pirai, Rio de Janeiro	Mixed
Ponta Grossa, Paraná	Beer
Rio de Janeiro, Rio de Janeiro	Mixed
São Luis, Maranhão	Beer
Sapucaia do Sul, Rio Grande do Sul	Soft Drinks
Sete Lagoas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Uberlândia, Minas Gerais	Beer
Viamão, Rio Grande do Sul	Mixed
Crown Manaus, Amazonas	Crown Cap
Glass Rio, Rio de Janeiro	Glass Bottles
Label São Paulo, São Paulo	Labels
Malt. Navegantes, Rio Grande do Sul Malt	Malt
Malt. Passo Fundo, Rio Grande do Sul	Malt
Cans Minas, Minas Gerais	Cans
Contagem, Minas Gerais	Bag in box Plant
SAZ Zitec Research Pilot Brewery, Rio de Janeiro	Research Plant
Wals, Minas Gerais Beer	Beer
Colorado, São Paulo Beer	Beer
Bohemia, Rio de Janeiro Beer	Beer
Pratinha, São Paulo Beer	Beer
Joao Pessoa, Paraíba	CO2 Plant
SD Aromas, Manaus	Soft Drinks Kits

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Acheral, Argentina	Beer
Cordoba, Argentina	Soft Drinks
Corrientes, Argentina	Mixed
Manantial, Argentina	Soft Drinks
Mendoza, Argentina	Beer
Pompeya, Argentina	Beer
Quilmes, Argentina	Beer
Cerveceria Argentina, Argentina	Beer
Cochabamba, Bolivia	Beer
El Alto, Bolivia	Soft Drinks
Huari, Bolivia	Beer
La Paz, Bolivia	Beer
Sacaba, Bolivia	Soft Drinks
Santa Cruz, Bolivia	Beer
Santiago, Chile	Beer
Ypane, Paraguay	Beer
Minas, Uruguay	Beer
Montevideo, Uruguay	Mixed
Malt. Pampa, Argentina	Malt
Crown Coroplas, Argentina	Crown Cap
Malt Tres Arroyos, Argentina	Malt
Can Oruro, Bolivia	Cans
Glass Ypane, Paraguay	Glass Bottles
Malt Nueva Palmira, Uruguay	Malt
Malt Paysandu, Uruguay	Malt
Hop Fernandez Oro, Argentina	Hops Pellets
Zarate Research Pilot Brewery, Argentina	Research Plant
Patagonia, Argentina	Beer
Dante Robino, Argentina	Wine
Tarija, Bolivia	Beer
60

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer/RTD
London	Beer/RTD
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer/Spirits
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith	Beer
Goodridge & Williams	RTD/Spirits
Banded Peak	Beer

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

62

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We have prepared our audited consolidated financial statements as of December 31, 2022, 2021 and for the three years ended December 31, 2022 in reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Impact of Ongoing COVID-19 Pandemic

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, mainly comprised of supermarkets, and in the on-trade channel, which consists of bars and restaurants. In each case, the more severe the restrictions on the marketing and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were the most affected countries, especially in fiscal year 2021. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company’s total volume.

In early 2022, our operations, mainly in Brazil, were impacted by the wave of the Omicron variant of COVID-19, which, combined with factors such as unfavorable weather, negatively impacted our sales. From the second quarter on, with the progress of the vaccination programs and the greater control over the advance of the COVID-19 pandemic, there was a relaxation of the restrictions in the regions in which we operate, favoring the recovery of the on-trade channel, despite the uncertainty about how the consumption recovery will evolve in each of these territories.

In Brazil, the consistent implementation of the Company's strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same 2021 period. In the event that circumstances related to the COVID-19 pandemic evolve, government authorities may implement emergency measures to mitigate the spread of the disease. The pandemic and corresponding mitigation measures may have an adverse impact on global economic conditions as well as the Company's business. The extent of the pandemic COVID-19 impact on the Company's business will depend on future developments, such as the duration of further outbreaks, any possible trade shutdowns and restrictions, and the effectiveness of actions taken in the regions where we operate and in other countries to contain and treat the disease. As such events are highly uncertain, the Company cannot determine their financial impact at this moment. Any adverse impacts could result in a material adverse effect on our business, liquidity, financial condition and results of operations. However, we continue to manage our cash and capital resources with discipline and management concludes that there is no doubt about the Company's ability to continue operations.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Operations—The extent of the pandemic declared by the World Health Organization due to the spread of COVID-19, the perception of its effects or the way in which this pandemic will impact our business, depends on future developments which are highly uncertain and unpredictable, and may result in a material adverse effect on our business, financial condition, results of operations and cash flow”, and other risk factors included herein and “—D. Trend Information” below.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

In the periods discussed below, we conducted our operations through four business segments as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•	Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;
•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2022	2021	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	185,749.7	180,368.1	3.0%
Net sales	79,708.8	72,854.3	9.4%
Net revenue per hectoliter—R$/hl	429.1	403.9	6.2%
Cost of sales	(40,422.1)	(35,659.7)	13.4%
Gross profit	39,286.7	37,194.6	5.6%
Gross margin (%)	49.3%	51.1%	180 bps
Sales, marketing and distribution expenses	(18,732.7)	(16,968.2)	10.4%
Administrative expenses	(5,236.8)	(4,877.4)	7.4%
Other operating income/(expenses) net	2,513.9	2,124.1	18.4%
Exceptional items	(143.3)	(392.8)	(63.5%)
Income from operations	17,687.9	17,080.3	3.6%
Operating margin (%)	22.2%	23.4%	120 bps
Net income	14,891.2	13,122.6	13.5%
Net margin (%)	18.7%	18.0%	(70 bps)

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022	2021
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(50.7)	(48.9)
Gross profit	49.3	51.1
Sales, marketing and distribution expenses	(23.5)	(23.3)
Administrative expenses	(6.6)	(6.7)
Other operating income/(expenses) net	3.2	2.9
Exceptional items	(0.2)	(0.5)
Income from operations	22.2	23.4
64

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2022 and 2021:

	Year Ended December 31,
	2022					2021
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	42,635.7	9,440.1	17,371.2	10,261.7	79,708.8	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3
Cost of sales	(22,736.8)	(4,860.8)	(8,553.1)	(4,271.4)	(40,422.1)	(18,309.1)	(4,727.9)	(8,235.7)	(4,386.9)	(35,659.7)
Gross profit	19,898.9	4,579.3	8,818.1	5,990.3	39,286.8	17,277.4	5,219.5	8,336.0	6,361.7	37,194.6
Sales, marketing, distribution and administrative expenses	(13,522.0)	(1,999.9)	(4,421.4)	(4,026.1)	(23,969.4)	(11,569.6)	(1,993.7)	(4,385.0)	(3,897.3)	(21,845.6)
Other operating income/ (expenses)	2,361.4	(52.9)	192.7	12.8	2,513.9	2,096.0	12.4	38.8	(23.1)	2,124.1
Exceptional items	(34.5)	(16.1)	(60.5)	(32.2)	(143.3)	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)
Income from operations	8,703.7	2,510.5	4,528.9	1,944.7	17,687.8	7,593.7	3,191.5	3,874.4	2,420.7	17,080.3

Net Sales

Net sales increased by 9.4% in 2022, to R$79,708.8 million from R$72,854.3 million in 2021, as a consequence of a 3.0% increase in volume sold, coupled with a 6.2% increase in net revenue per hectoliter, both driven by the continued execution of our commercial strategy, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2022	2021
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	42,635.7	53.5%	35,586.5	48.8%	19.8%
Beer Brazil	35,857.8	45.0%	30,537.1	41.9%	17.4%
NAB	6,777.9	8.5%	5,049.4	6.9%	34.2%
CAC	9,440.3	11.8%	9,947.4	13.7%	(5.1%)
Latin America South	17,371.2	21.8%	16,571.7	22.7%	4.8%
Canada	10,261.7	12.9%	10,748.7	14.8%	(4.5%)
Total	79,708.8	100.0%	72,854.3	100.0%	9.4%

	Sales Volumes Year Ended December 31,
	2022		2021
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	126,184.4	67.9%	119,530.6	66.3%	5.6%
Beer Brazil	94,042.6	50.6%	90,835.0	50.4%	3.5%
NAB	32,141.8	17.3%	28,695.5	15.9%	12.0%
CAC	11,786.3	6.3%	13,401.9	7.4%	(12.1%)
Latin America South	38,134.0	20.5%	37,511.6	20.8%	1.7%
Canada	9,645.0	5.2%	9,924.1	5.5%	(2.8%)
Total	185,749.7	100.0%	180,368.1	100.0%	3.0%

	Net Revenue per Hectoliter Year Ended December 31,
	2022	2021	% Change
	(in R$, except percentages)
Brazil	337.9	297.7	13.5%
Beer Brazil	381.3	336.2	13.4%
NAB	210.9	176.0	19.8%
CAC	801.0	742.2	7.9%
Latin America South	455.5	441.8	3.1%
Canada	1,063.9	1,083.1	(1.8%)
Total	429.1	403.9	6.2%
65

Brazilian Operations

Total net sales from our Brazilian operations increased by 19.8% in 2022, to R$42,635.7 million from R$35,586.5 million in 2021.

Our net sales of beer in Brazil increased by 17.4% in 2022, to R$35,857.8 million from R$30,537.1 million in 2021. This variation is a consequence of a 3.5% increase in volume sold, coupled with a 13.4% increase in net revenue per hectoliter in 2022. We continued to seize the moment and grow volumes by consistently executing our commercial strategy, even after having reached a step change in volumes in the prior couple years. Revenue management initiatives combined with brand mix also led to better levels of net revenue per hectoliter performance.

Our net sales of NAB in Brazil increased by 34.2% in 2022, to R$6,777.9 million from R$5,049.4 million in 2021. This variation is a consequence of a 12.0% increase in volume sold, coupled with a 19.8% increase in net revenue per hectoliter in 2022. The strengthening of out of home consumption occasions throughout the year combined with a solid commercial strategy, and an improved distribution with BEES led to volume growth, while net revenue per hectoliter performance was driven by revenue management initiatives coupled with positive mix of single serve packages and premium brands.

CAC Operations

Net sales from our CAC operations decreased by 5.1% in 2022, to R$9,440.3 million from R$9,947.4 million in 2021. This variation is a consequence of a 12.1% decrease in volume sold, with net revenue per hectoliter growing by 7.9% in 2022. Volume decline was mainly due to supply chain constraints affecting the region in the first half of the year, a weak consumption environment in the second half, while net revenue per hectoliter performance driven by revenue management initiatives and mix was partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Latin America South Operations

Net sales from our Latin America South operations increased by 4.8% in 2022, to R$17,371.2 million from R$16.571,7 million in 2021, as a consequence of a 1.7% increase in volume sold, coupled with a 3.1% increase in net revenue per hectoliter in 2022. Volume growth was mainly driven by a resilient volume performance in Argentina, and Bolivia recovering from COVID-19 impacts, while net revenue per hectoliter performance was due to the disciplined execution of revenue management initiatives amid a highly inflationary environment especially in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Canada Operations

Net sales from our Canadian operations decreased by 4.5% in 2022, to R$10,261.7 million from R$10,748.7 million in 2021, as a consequence of a 2.8% decrease in volume sold, coupled with a 1.8% net revenue per hectoliter decrease in 2022. Volume decreased within the context of a weak industry both in beer and beyond beer segments, while positive net revenue per hectoliter performance mainly driven by revenue management initiatives was offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

Cost of Sales.

Cost of sales increased by 13.4% in 2022, to R$40,422.1 million from R$35,659.7 million in 2021. As a percentage of our net sales, total cost of sales increased to 50.7% in 2022 from 48.9% in 2021.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

66

	Cost of Sales per Hectoliter Year Ended December 31,
	2022	2021	% Change
	(in R$, except percentages)
Brazil	180.2	153.2	17.6%
Beer Brazil	199.5	169.3	17.8%
NAB	123.6	102.0	21.1%
CAC	412.4	352.8	16.9%
Latin America South	224.3	219.6	2.2%
Canada	442.9	442.0	0.2%
Total	217.6	197.7	10.1%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 24.2% in 2022, to R$22,736.8 million from R$18,309.1 million in 2021. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 17.6% in 2022, to R$180.2 per hectoliter from R$153.2 per hectoliter in 2021.

Cost of sales for our Brazilian beer operations increased by 22.0% in 2022, to R$18,765.3 million from R$15,382.1 million in 2021, with cost of sales per hectoliter growing by 17.8% (R$ 199.5 in 2022 versus R$ 169.3 in 2021), mainly explained by higher commodity prices, driven by metal and agricultural commodities, and general inflation.

Cost of sales for our Brazilian NAB segment increased by 35.7% in 2022, to R$3,971.5 million from R$2,927.1 million in 2021, with the cost of sales per hectoliter growing by 21.1% (R$ 123.6 in 2022 versus R$ 102.0 in 2021), mainly as result of higher input costs given increased commodity prices (especially sugar and PET resin), and general inflation and package mix.

CAC Operations

Cost of sales for our CAC operations increased by 2.8% in 2022, to R$4,860.8 million from R$4,727.9 million in 2021, with the cost of sales per hectoliter growing by 16.9% (R$412.4 in 2022 versus R$352.8 in 2021), mainly driven by commodity price increases, coupled with general inflation, specially impacting diesel and ocean freight inflation, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 3.9% in 2022, to R$8,553.1 million from R$8,235.7 million in 2021, with the cost of sales per hectoliter growing by 2.2% (R$ 224.3 in 2022 versus R$ 219.6 in 2021), mainly due to higher commodity prices and the high overall inflation in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

Canada Operations

Cost of sales for our Canadian operations decreased by 2.6% in 2022, to R$4,271.4 million from R$4,386.9 million in 2021, with the cost of sales per hectoliter increasing 0.2% (R$442.9 in 2022 versus R$442.0 in 2021), due to higher commodity prices, and general inflation, impacting diesel and freight prices, which more than offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

67

Gross Profit

As a result of the foregoing, gross profit increased by 5.6% in 2022, to R$39,286.8 million from R$37,194.6 million in 2021. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2022			2021
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	19,898.9	50.7%	47%	17,277.4	46.5%	49%
Beer Brazil	17,092.5	43.5%	48%	15,155.1	40.7%	50%
NAB	2,806.4	7.1%	41%	2,122.3	5.7%	42%
CAC	4,579.3	11.7%	49%	5,219.5	14.0%	52%
Latin America South	8,818.1	22.4%	51%	8,336.0	22.4%	50%
Canada	5,990.3	15.2%	58%	6,361.7	17.1%	59%
Total	39,286.8	100.0%	49%	37,194.6	100.0%	51%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 9.7% in 2022, to R$23,969.4 million from R$21,845.6 in 2021. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 16.9% in 2022, to R$13,522.0 million from R$11,569.6 million in 2021.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 15.4% in 2022, to R$11,514.2 million from R$9,975.4 million in 2021, primarily due to higher investments in our brands and overall inflation over distribution expenses, mainly diesel.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 26.0% in 2022, to R$2,008.0 million from R$1,594.2 million in 2021, mainly due to higher investments in our brands and increased distribution expenses driven by higher volumes and overall inflation.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 0.3% in 2022, to R$1,999.9 million from R$1,993.7 million in 2021, mainly due to the effective management of our expenses in the region coupled with currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period more than offsetting increased distribution expenses driven by diesel and ocean freight inflation.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 0.8% in 2022, to R$4,421.4 million from R$4,385.0 million in 2021 driven by overall inflation especially in Argentina, despite effective management of our expenses in the region, partially offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 3.3% in 2022, to R$4,026.1 million from R$3,897.3 million in 2021 driven mainly by higher distribution expenses due to diesel and freight inflation, partially offset by currency translation impacts as local currency depreciated in relation to the Brazilian real during the period.

68

Other Net Operating Income (Expense)

Other net operating income increased by 18.4% in 2022, to R$2,513.9 million from R$2,124.1 million in 2021. This result is mainly explained by a growth of tax incentives related to state long term ICMS Value Added Tax in Brazil.

Exceptional Items

Exceptional items expenses decreased by 63.5% in 2022, to R$(143.3) million from R$(392.8) million in 2021. Similar to 2021, the expenses recorded in 2022 were mainly due to restructuring expenses primarily related to centralization and sizing projects in Brazil and Latin America South.

Income from Operations

As a result of the foregoing, income from operations increased by 3.6% in 2022, to R$17,687.9 million from R$17,080.3 million in 2021.

Net Finance Result

Our net finance result decreased by 6.8% in 2022, to an expense of R$3,423.2 million from an expense of R$3,205.4 million in 2021. This result is mainly explained by an increase in carry costs for Brazil and Argentina as a result of macroeconomic volatility in both countries coupled with higher present value adjustment of accounts payables as per determined in IFRS 13 partially compensated by higher interest income due to increased SELIC rate, as well as higher recognition of monetary update of tax credits in financial results, compared to 2021, mainly related to a 2017 Brazilian Supreme Court decision that declared unconstitutional the inclusion of the ICMS state tax in the tax base of the PIS and the COFINS federal taxes.

Our total debt, including current and non-current interest-bearing loans and borrowing, increased by R$670.2 million in in 2022, while our cash and cash equivalents and current investment securities less bank overdrafts decreased by R$3,205.2 million in 2022.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled R$(655.6) million in 2022 from R$636.6 million in 2021. The effective tax rate in 2022 was (4.6)%, compared to 4.6% in the previous year. Such decrease in our effective tax rate in 2022 was primarily due to lower withholding taxes and the tax effects of the payment of interest on shareholders’ equity – for further information see “—E. Taxation—Brazilian Tax Considerations—Income Tax—Distributions of Interest on Shareholders’ Equity”.

Net Income

As a result of the foregoing, net income increased by 13.5% in 2022, to R$14,891.3 million from R$13,122.6 million in 2021.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

In the periods discussed below, we conducted our operations through four business segments as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•	Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Honduras and Nicaragua), Barbados and Panama;
69

•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2021	2020	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	180,368.1	165,797.9	8.8%
Net sales	72,854.3	58,379.0	24.8%
Net revenue per hectoliter—R$/hl	403.9	352.1	14.7%
Cost of sales	(35,659.7)	(27,066.1)	31.8%
Gross profit	37,194.6	31,312.9	18.8%
Gross margin (%)	51.1%	53.6%	0.0 bps
Sales, marketing and distribution expenses	(16,968.2)	(14,619.6)	16.1%
Administrative expenses	(4,877.4)	(2,948.5)	65.4%
Other operating income/(expenses) net	2,124.1	2,679.4	(20.7)%
Exceptional items	(392.8)	(452.0)	(13.1)%
Income from operations	17,080.3	15,972.2	6.9%
Operating margin (%)	23.4%	27.4%	(396 bps)
Net income	13,122.6	11,731.9	11.9%
Net margin (%)	18.0%	20.1%	(209 bps)

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
70

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
	2021					2020
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	35,586.5	9,947.4	16,571.7	10,748.7	72,854.3	30,196.5	7,319.3	11,560.8	9,302.4	58,379.0
Cost of sales	(18,309.1)	(4,727.9)	(8,235.7)	(4,386.9)	(35,659.7)	(14,112.9)	(3,307.5)	(5,937.4)	(3,708.3)	(27,066.1)
Gross profit	17,277.4	5,219.5	8,336.0	6,361.7	37,194.6	16,083.6	4,011.8	5,623.4	5,594.1	31,312.9
Sales, marketing, distribution and administrative expenses	(11,569.6)	(1,993.7)	(4,385.0)	(3,897.3)	(21,845.6)	(9,315.6)	(1,598.9)	(3,233.3)	(3,420.3)	(17,568.1)
Other operating income/ (expenses)	2,096.0	12.4	38.8	(23.1)	2,124.1	2,887.2	(23.5)	(159.9)	(24.4)	2,679.4
Exceptional items	(210.1)	(46.7)	(115.4)	(20.6)	(392.8)	(173.8)	(70.5)	(145.7)	(62.0)	(452.0)
Income from operations	7,593.7	3,191.5	3,874.4	2,420.7	17,080.3	9,481.4	2,318.9	2,084.5	2,087.4	15,972.2

Net Sales

Net sales increased by 24.8% in 2021, to R$72,854.3 million from R$58,379.0 million in 2020, as shown in tables set forth below:

	Net Sales Year Ended December 31,
	2021	2020
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	35,586.5	48.8%	30,196.5	51.7%	17.8%
Beer Brazil	30,537.1	41.9%	25,953.0	44.5%	17.7%
NAB	5,049.4	6.9%	4,243.5	7.3%	19.0%
CAC	9,947.4	13.7%	7,319.3	12.5%	35.9%
Latin America South	16,571.7	22.7%	11,560.8	19.8%	43.3%
Canada	10,748.7	14.8%	9,302.4	15.9%	15.5%
Total	72,854.3	100.0%	58,379.0	100.0%	24.8%

	Sales Volumes Year Ended December 31,
	2021		2020
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	119,530.6	66.3%	111,285.4	67.1%	7.4%
Beer Brazil	90,835.0	50.4%	84,791.7	51.1%	7.1%
NAB	28,695.5	15.9%	26,493.7	16.0%	8.3%
CAC	13,401.9	7.4%	11,451.2	6.9%	17.0%
Latin America South	37,511.6	20.8%	33,062.4	19.9%	13.5%
Canada	9,924.1	5.5%	9,998.9	6.0%	(0.7)%
Total	180,368.1	100.0%	165,797.9	100.0%	8.8%
	Net Revenue per Hectoliter Year Ended December 31,
	2021	2020	% Change
	(in R$, except percentages)
Brazil	297.7	271.3	9.7%
Beer Brazil	336.2	306.1	9.8%
NAB	176.0	160.2	9.8%
CAC	742.2	639.2	16.1%
Latin America South	441.8	349.7	26.3%
Canada	1,083.1	930.3	16.4%
Total	403.9	352.1	14.7%
71

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
72

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 29.7% in 2021, to R$18,309.1 million from R$14,112.9 million in 2020. On a per hectoliter basis, our Brazilian operations cost of sales increased by 20.8% in 2021, to R$153.2 per hectoliter from R$126.8 per hectoliter in 2020.

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

Canada Operations

Cost of sales for our Canadian operations increased by 18.3% in 2021, to R$4,386.9 million from R$3,708.3 million in 2020, mainly due to higher commodity and currency prices giving our hedging policy. Reported variation increased mainly due to currency translation impacts as local currency appreciated in relation to the Brazilian real during the period.

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
73

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

74

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

75

B.       Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2022 and 2021. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Opex expenses, such as raw and packaging material, sales & marketing investments and overheads;
•	debt service;
•	capital expenditures;
•	payments of dividends and interest on shareholders’ equity;
•	increases in ownership of our consolidated subsidiaries or companies in which we have equity investments;
•	investments in businesses participating in the brewing, NAB and malting industries; and
•	investments in businesses that address emerging consumer’s needs, such as Future Beverages and technology platforms.

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

Our cash requirements from known contractual obligations within the next twelve months include:

•	Short-term debts and the current portion of long-term debts in the amount of R$238.0 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements;
•	Lease liabilities in the amount of R$962.9 million. For more information see Note 28 to our audited consolidated financial statements;
•	Trade and other payables in the amount of R$29,540.9 million, which include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year. For more information see Note 28 to our audited consolidated financial statements; and
•	Sales tax deferrals in the amount of R$129.5 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and Note 17 to our audited consolidated financial statements.

Our long-term cash requirements under our various contractual obligations and commitments include:

76

•	Long-term debt in the amount of R$766.7 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements;
•	Lease liabilities in the amount of R$2,694.5 million. For more information see Note 28 to our audited consolidated financial statements;
•	Trade and other payables in the amount of R$1,964.0 million. For more information see Note 28 to our audited consolidated financial statements; and
•	Sale tax deferrals in the amount of R$1,789.1 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and Note 17 to our audited consolidated financial statements.

Our cash and cash equivalents and current investment securities at December 31,2022 and 2021 were R$15,380.9 million and R$18,542.3 million.

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

Operating Activities

Cash flows from our operating activities decreased by 9.9% in 2022, to R$20,642.1 million from R$22,901.3 million in 2021, mainly as a result of bonus and capex payments in the first quarter and lower cash generation in CAC and Canada.

Investing Activities

Cash flows used in our investing activities decreased by 35.3% in 2022, to R$5,004.2million from R$7,735.0 million in 2021, mainly explained by a decrease in intangible and fixed assets acquisitions.

Surety Bonds

In the ordinary course of our business, we use surety bonds, letters of credit and similar financial instruments (e.g., bank products known as fiança and/or seguro-garantia) to secure (i) the performance or payment of obligations under certain agreements and (ii) potential losses in connection with lawsuits. In case we are unable to obtain or renew these financial instruments under favorable conditions, or at all, we would be required to use our own cash to secure those agreements and lawsuits, which could adversely affect our liquidity position. For additional information on legal proceedings, see Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.

Financing Activities

Cash flows used in our financing activities increased by 1.8% in 2022, to R$16,337.8 million from R$16,042.0 million cash outflow in 2021, mainly driven by higher capital distribution partially offset by lower payments from borrowings.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2022
Debt Instrument	2023	2024	2025	2026	2027	Thereafter	Total
	(in R$ million, except percentages)
BNDES + FINEP Currency Basket Debt Fixed Rate:
Currency Basket Debt Fixed Rate	35.7	1.2	-	-	-	-	36.8
UMBNDES + Average Pay Rate	3.70%	3.70%	-	-	-	-	-
International Debt:					-	-	-
Other Latin America Currency Floating Rate	0	0	0	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	98.8	217.5	29.0	26.7	49.3	-	421.3
Average Pay Rate	10.39%	10.39%	10.39%		-	-	-
US$ Fixed Rate	6.2	-	-	-	-	-	6.2
Average Pay Rate	14%	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	123.3	117.1	108.7	117.5	44.4	-	511.0
Average Pay Rate	5.32%	5.32%	5.32%	5.32%	5.32%	-	-
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate –TR:					-	-	-
Notional Amount	12.3	13.4	14.7	16.1	17.6	63.3	137.3
TR + Average Pay Rate	9.61%	9.61%	9.61%	9.61%	9.61%	9.61%	-
Reais Debt – ICMS Fixed Rate:					-	-	-
Notional Amount	144.4	126.5	132.7	66.5	2.4	-	472.5
Average Pay Rate	3.72%	3.72%	3.72%	3.72%	3.72%	-	-
Reais Debt –Fixed Rate:					-	-	-
Notional Amount	562.0	537.3	390.5	277.4	418.3	-	2,185.5
Average Pay Rate	9.53%	9.53%	9.53%	9.53%	9.53%	-	-
Reais Debt – Floating Rate:					-	-	-
Notional Amount	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Total Debt	982.6	1,013.0	675.6	504.2	532.0	63.3	3,770.7
77

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) fixed for loans of the Brazilian Economic and Social Development Bank (Banco Nacional de Desenvolvimento Econômico e Social), or the BNDES; (2) the Interest Rate Benchmark (Taxa Referencial), or TR, for Brazilian real estate receivables certificates (certificado de recebíveis imobiliários) and (3) fixed for international loans. For further information, see Note 23 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2022 and 2021:

	Net Cash Consolidated Position As of December 31
	2022			2021
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(754.3)	(228.2)	(982.6)	(689.3)	(157.9)	(847.1)
Long-term debt	(2,077.9)	(710.3)	(2,788.1)	(1,737.0)	(516.5)	(2,253.5)
Total	(2,832.2)	(938.5)	(3,770.7)	(2,426.3)	(674.3)	(3,100.6)
Cash and cash equivalents (net of bank overdrafts)			14,852.1			16,597.2
Current Investment securities			454.5			1,914.6
Net cash position			11,535.9			15,411.2

(1)	LC refers to our local currency indebtedness.
(2)	FC refers to our foreign currency indebtedness.
78

Short-term Debt

As of December 31, 2022, our short-term debt totaled R$982.6 million, 23.2% of which was denominated in foreign currencies. As of December 31, 2021, our short-term debt totaled R$847.1 million, 18.6% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2022, our long-term debt, excluding the current portion of long-term debt, totaled R$2,788.1 million, of which R$2,077.9 million was denominated in local currency. As of December 31, 2021, our long-term debt, excluding the current portion of long-term debt, totaled R$2,253.5 million, of which R$1,737.0 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2022
Long-term Debt Maturity in:	(in R$ million)
2024	1,013.1
2025	675.6
2026 and Later	1,099.4
Total	2,788.1

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

As of December 31, 2022, our local currency long-term debt borrowings consisted primarily of lease liabilities (in accordance with IFRS 16) and loans from governmental agencies and BNDES. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), the Enterprise Financing Program (FINEM) and leasing of furniture, vehicles, machinery and equipment.

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2022 was R$ 472.5 million with a current portion of R$ 144.4 million, and R$ 328.1 million as non-current. Percentages deferred typically range from 46% to 75% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 75% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2022 and 2021, we recorded R$ 2,535.1 million and R$ 1,883.1 million, respectively, of tax credits as gains on tax incentive programs.

Capital Investment Program

In 2022, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$6,533.1 million, consisting of R$4,062.9 million for our Brazil business segment, R$968.4 million for our CAC business segment, R$1,112.8 million related to investments in our Latin America South operations and R$389.0 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

In 2021, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$7,677.1 million consisting of R$4,645.2 million for our Brazil business segment, R$801.6 million for our CAC business segment, R$1,665.4 million related to investments in our Latin America South operations and R$564.9 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, market assets from former dealers, and continued investments in information technology.

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

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (UFRJ). This new center (ZITEC – Zone Innovation and Technology Center) replaces the previous R&D structure based in Guarulhos. ZITEC commenced operations in the final months of 2017, ramping up activities in 2018, in order to accelerate product innovation by developing new liquids and the most modern packaging to assure continuous product differentiation and yearly increases in quality and efficiency. One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. Another objective of the development center is to carry out studies of consumers’ perception and behavior, in order to capture future trends. ZITEC made it possible for Ambev to reduce the time to launch innovations, from eight to four months. In 2020, continuing with our innovation driven strategy, we launched Berrió and Esmera, two brands made with local crop productions from in the States of Piauí and Goiás, respectively, Andes Origens and the most successful innovation in Ambev’s history, Brahma Duplo Malte. In 2021, we continued to expand our assortment with the launch of Michelob Ultra and Spaten in Brazil, a Munich Helles style, pure-malt beer. In 2022, two of our main innovations were Budweiser Zero, which was recognized as the best non-alcoholic beer on the Brazilian market by the newspaper “O Estado de São Paulo”, and Caipi Beats, a new member of Beats family with caipirinha (a popular Brazilian drink) flavor and made with cachaça. As for innovations in packaging, we developed the exclusive KEG 5L technology, which was awarded the Best Packaging Technology in 2022 by ABRE (Associação Brasileira de Embalagem), reinforcing our commitment to Sustainability. The investment made in the development center in the last three years was approximately R$ 96.0 million, including the R$ 11 million in 2021 and R$36 million in 2022.

D.       Trend Information

Our strategy for 2023 will continue to be built around our brands, innovation, technology and collaboration with our ecosystem.

We are implementing a new version of our main ERP System - S4 Hana, a SAP platform- which will help us book all the transactional data used in our Brazilian operations, which, if not successful, may subject us to adverse effects, increased costs associated with diminished productivity and operating inefficiencies. For further information on risks related to modifications and upgrades to our systems, see “Item 3. Key Information—Risk Factors—Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.”

Also, in terms of costs, although input cost pressure remains a headwind, we expect to face less pressure than in 2022, with our average BRL/USD hedge rate for 2023 at 5.10, and aluminum hedge as a tailwind. Assuming current commodity prices, we expect our COGS excluding depreciation and amortization per hectoliter in Brazil Beer (excluding non-Ambev marketplace products) to increase between 6.0-9.9%, for the full year of 2023, mostly due to general inflation and higher costs of certain commodities.

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2022 Compared to Year Ended December 31, 2021” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.       Critical Accounting Estimates

Our audited consolidated financial statements are presented in accordance with IFRS, as issued by the IASB. The preparation of financial statements in conformity with IFRS requires our management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates. Notes 3 and 4 to our audited consolidated financial statements include a summary of the critical accounting policies and estimates applied in the preparation of these financial statements. The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

We have adopted these new accounting standards on the effective date required and, therefore, the audited financial statements included in this annual report as of December 31, 2020 the application of extemporaneous credits.

The following policy was adopted by management during the 2020 reporting period:

Accounting policies for the recognition of extemporaneous tax credits and debts – The accounting policy for the recognition of extemporaneous (related to previous periods) tax credits and debits considered the account origin of the credit or debit up to September 30, 2020. For example, “cost of products sold” is the account of origin for the extemporaneous tax credits or debits related to the acquisition of raw materials. In the same way, depreciation expenses are the account of origin of extemporaneous tax credits or debits related to acquisitions of property, plant and equipment. Following this accounting policy, which has been applied consistently up to the third quarter of 2020, credits referring to the exclusion of circulation of goods and services tax (“ICMS”) from the social integration program (“PIS”) and contribution to the financing of social security (“COFINS”) calculation base have been recognized as a reduction in sales tax expenses, with a positive effect on Net Revenue.

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

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS how they should be disclosed remains unclear. IFRS 3 - Business Combinations is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control, thus, in evaluating transactions of this nature, Management’s judgment is required to adequately reflect the essence and economic reality of each transaction.

Goodwill

Goodwill arises on acquisitions of subsidiaries, associates, and joint arrangement and it is determined as the excess between the sum of (i) the consideration paid in exchange for control of the acquiree; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired and liabilities assumed, measured in accordance with IFRS 3 - “Business Combinations” as at the date of acquisition. All business combinations are accounted for using the purchase method.

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

Goodwill includes the effects of applying the predecessor basis of accounting (Note 3 (c) to our consolidated financial statements). For associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint venture.

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

Deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax-deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (1) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and (2) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

Our aggregate weighted nominal tax rate applicable for the years ended December 31, 2022, 2021 and 2020 was 29.5%, 27.4% and 30.3%, respectively. For the years ended December 31, 2022, 2021 and 2020, our IFRS effective tax rate was (4.6%), 4.6% and 13.1%, respectively.

The main events that impacted the effective tax rate in 2022 were:

•	government subsidies for sales taxes: we have state tax incentives within certain local manufacturing that when reinvested are not taxed for income tax purposes, which explains the impact in the effective tax rate. The amounts are impacted by fluctuations in production volumes, pricing and eventual fluctuations in state taxation rates;
•	complement of income tax on foreign subsidiaries due in Brazil: our Brazilian resident subsidiaries are subject to taxation on worldwide income, according to the regulations of Law 12,973/14;
•	withholding income tax: the amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The amounts recorded in 2022 refer mainly to the exchange variation of deferred income tax balances.
•	deductible interest on net equity: under Brazilian law, companies have the option to distribute interest on equity (or “JCP”), impacted by the taxable result, profit reserves and the long-term interest rate, or TJLP, which are deductible for income tax purposes under the applicable legislation; in 2022 we distributed approximately R$12 billion as interest on equity, resulting in a tax impact of approximately R$4 billion;

Leases

With the adoption of IFRS 16 – Leasings, the Company began to recognize a right-of-use asset and a liability at the date of the beginning of the lease term.

The Company recognizes the right-of-use asset and a corresponding lease liability related to all lease contracts which is the lessee, except for short-term leases (defined as leases with terms of 12-month or less) and leases of low value assets, that comprehend goods with value equal or below US$5,000.00. To these leases, the Company recognizes the lease payments as operating expense during the lease course.

Currently, the main leases by the Company are related to trucks, forklifts, real estate, commercial vehicles and industrial equipment contracts.

The lease liability is initially measured at lease payments present value, discounted by using the rate implicit in the lease. If the rate cannot be promptly determined, the Company uses its incremental loan rate specific for the country, deadline and currency of the contract or other local criteria.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or known rate at the commencement date, and purchase options or extension options payments if the Company is reasonably certain to exercise these options. All contracts establish an annual readjustment of payments according to the rates established in the contract.

A lease liability is remeasured upon a change in the lease term or on the future payments and the corresponding adjustment is also made in right-of-use assets.

The Company applies IAS 36 to determine if right-of-use assets are subject to impairment and to record eventual losses by impairment.

The lease liability is disclosed in the “Interest-bearing loans and borrowing” line and the right-of-use assets are disclosed in the “Property, plant and equipment” line of the balance sheet.

Recognition of assets and liabilities relating to extemporaneous tax debits or credits

The accounting policy applied by the Company considers the extemporaneous tax credits and debits of any nature as determined by IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, except for income taxes, which the Company applies the policy disclosed in item (i) – Income tax and social contribution of this note.

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

Debits are recognized only when (i) these are based on a past event; (ii) there is a present obligation arising from this past event; (iii) it is probable that an outflow of resources will be required; and (iv) the amount can be estimated sufficiently reliably. If the expected disbursement is possible, or the amount cannot be sufficiently reliably measured, the amounts are presented in Note 30 - Contingencies to our consolidated financial statements.

Contingent assets and liabilities are assessed periodically to ensure that they are appropriately reflected and disclosed in the financial statements.

From October 1, 2020, the accounting policy for the recognition of assets and liabilities of extemporaneous tax credits and debits of any nature to record as “Other operating income/(expenses)”, with an exception for amnesty payments, accounted for as exceptional items, given their one-off nature.

Employee benefits

(i) Post-employment benefits

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

(ii) Defined contribution plans

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

(iii) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation level.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method considers that each period of service gives rise to an additional unit of benefit and measures each such unit separately. Based on this method, the cost of providing pensions is charged to the income statement over the period of service of the employee. The amounts charged to the income statement consist of current service costs, interest costs, past service costs and the effect of any agreements and settlements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the respective obligation and the fair values of the plan assets.

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

(iv) Other post-employment obligations

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

(v) Termination benefits

Termination benefits are recognized as expenses at the earlier of: (i) when the Company is demonstrably committed, without a realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date; and (ii) when the Company recognizes costs related to restructuring.

(vi) Bonuses

Bonuses granted to employees and managers are based on pre-defined company and individual target achievement. The estimated amount of the bonus is recognized as an expense in the period during which the bonus is earned.

Share-based payments

Different share based and stock option programs allow management and other members appointed by the Board of Directors and People Committee, as each case, to acquire shares in the Company as in Note 25 - Share-based payments to our consolidated financial statements.

Provisions and Contingent Liabilities

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) the amount of the obligation can be estimated reliably

Provisions, except for those mentioned in the line item Disputes and litigation, are determined by discounting the expected future cash flow, to a pre-tax rate, which reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

(i) Restructuring

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

(ii) Disputes and Litigations

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

(iii) Contingent liabilities

The Company and its subsidiaries have tax, civil and labor lawsuits defined as contingent liabilities, according to IAS 37, for which no provisions have been recorded, due to the judgment by management for developing the estimate. Possible contingent liabilities are not recognized but are disclosed in note 30 – Contingencies to our consolidated financial statements. The contingent liabilities with remote possibility of outflow in settlement are not disclosed, as the possibility of any disbursement in the settlement is remote, in accordance with IAS 37.

From the fourth quarter of 2022 onwards, the nomenclature of the accounting policy “provisions” was changed to “provisions and contingent liabilities”.

Financial Instruments and hedge accounting

(i) Classification and Measurement

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

Derivative financial instruments are initially recognized at fair value. The fair value is the value at which an asset can be realized, or a liability settled, between knowledgeable and willing to negotiate parties of such financial instruments’ characteristics under normal market conditions. The fair value of derivative financial instruments can be obtained from market prices or from pricing models that reflect current market rates, as well as the credit quality of the counterparty.

Subsequent to initial recognition, derivative financial instruments are remeasured to their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these instruments are cash flow hedges or net investment hedges, where portions of gains or losses on the hedge instrument defined as effective hedges are recognized in comprehensive income. The hedge designated instrument is the effective element present in the term contract, of which only the present element value change is recognized in comprehensive income. The term element, which can be separated and excluded from the financial instrument designation as hedge instrument is recognized in financial result, in accordance with IFRS 9 - Financial Instruments.

The Company contracts commodities derivatives which have similar terms to the hedged items. The Company applies component hedging to its commodities. The hedged component is contractually specified and matches with what is defined in the derivative contract, and therefore the hedge ratio is always 1:1. Hedge effectiveness is assessed on a qualitative basis. Whenever the terms do not match, the company uses the hypothetical derivatives method to assess the hedge effectiveness. Therefore, usually causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either party to the derivative contract.

Cash flow hedge accounting

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability, or the foreign currency risk or commodity price variations associated with a highly probable transaction, the effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve), and will be reclassified from the cash flow hedge reserve to the same line item within which and the same period during which the cash flow futures were hedged. The ineffective portion of any gain or loss is recognized immediately in the current income statement, in the financial result.

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

(ii) Derivatives at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair values of any of those derivative financial instruments are recognized immediately in profit or loss.

(iii) Impairment of financial assets

On an annual basis, Management performs impairment testing for financial assets or groups of financial assets. If a trigger event occurs, a financial asset or group of financial assets will be deemed to be impaired. An asset or group of financial assets is deemed impaired, and impairment losses are recorded, only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that event (or events) has an impact on the estimated future cash flow from the financial asset or group of financial assets and can be estimated reliably.

Impairment of non-financial assets

The carrying amounts of non-financial assets, such as property, plant and equipment and intangible assets with defined useful lives are reviewed, at least, at each reporting date to determine the existence of any indication of impairment. If there is any indication, the asset’s recoverable amount is estimated, and the non-recoverable amount is recognized as an impairment in the income statement.

The goodwill and intangible assets with indefinite useful life are tested for impairment on an annual basis, regardless of any indication, by comparing its accounting value with its recoverable value.

Goodwill, intangible assets not yet available for use, and intangibles with indefinite useful lives, are tested for impairment at the business unit level (one level below the reportable segment level) at least annually, or whenever there is any indication of impairment.

An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit (“CGU”) exceeds its recoverable amount. Impairment losses are recognized in the income statement. Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

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

Tax incentives and subsidized loans

The Company is entitled to state tax benefits in Brazil, provided by government grants. Referred grants may be in the form of rate reduction, calculation basis reduction, financing or subsidized loans, presumed credits, effective collection, payment deferral or partial reductions of state tax payable. The effective collection incentives are recorded in the operating net revenue, due to its nature, as the others are recognized in other operating income.

As before mentioned, among the tax incentives granted to the Company, there are state tax incentive programs to promote industrial development either by financing or by deferring payment of taxes. These state programs are intended to promote, in the long-term, increases in employment rates, industrial decentralization, as well as to complement and diversify states industrial matrix.

In the case of these programs, the tax terms are set out in the respective state normative acts and state concessive acts, depending on their nature, when conditions for obtaining these grants exist, they are under the Company's control. Such benefits comply with the systematic set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. The benefit of deferred the payment of such taxes is recorded in the income statement, on an accrual basis.

The financing or payment deferral forms of benefits, as the interest rates and terms of these loans could be advantageous compared to market conditions, are considered as subsidized loans as intended by IAS 20. The respective subsidies consist of the gains identified by comparing the value of these operations under the market conditions to the value agreed in the contracts. Thereby, upon receipt of funding, the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies of similar nature. Management reviews the market conditions prevailing in the year to assess such subsidies on an annual basis.

Monthly, considering the value of the consideration, the period to maturity, the contract interest rate and the abovementioned discount rate, the reduction in present value adjustment is allocated to financial income, to bring the balance to zero by the time of settlement of each consideration

Such financing is recognized as liability adjusted to its present value. When there is an intervening financial institution in the transaction, the financing is recorded at “Interest-bearing loans and borrowings”, otherwise, its recorded at “Trade payables”, due to the underlying economic essence and nature of the transaction.

From the fourth quarter of 2022, “Government grants” nomenclature was changed to “Tax incentives and subsidized loans”.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.       Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of eleven effective members and one alternate member and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently fourteen. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Shareholders’ Agreement regulates the election of directors of Ambev by the controlling shareholder. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since(2)	Term Expires(3)
Victorio Carlos De Marchi	84	Co-Chairman and Director	1999	2023
Michel Dimitrios Doukeris (5)	49	Co-Chairman and Director	2018	2023
Milton Seligman	71	Director	2018	2023
Roberto Moses Thompson Motta	65	Director	1999	2023
Fabio Colletti Barbosa (4)	68	Director	2021	2023
Fernando Mommensohn Tennenbaum (4)	46	Director	2021	2023
Lia Machado de Matos (4)	45	Director	2021	2023
Nelson José Jamel	51	Director	2017	2023
Antonio Carlos Augusto Ribeiro Bonchristiano	55	Director (Independent)	2014	2023
Marcos de Barros Lisboa	58	Director (Independent)	2014	2023
Claudia Quintella Woods (4)	47	Director (Independent)	2021	2023
Carlos Eduardo Klutzenschell Lisboa	54	Director (Alternate)	2018	2023

(1)	Victorio Carlos De Marchi, Co-Chairman of the Board of Directors of Ambev, was appointed by FAHZ, the former controlling shareholder of Antarctica, while Michel Dimitrios Doukeris was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed five directors: Milton Seligman, Roberto Moses Thompson Motta, Nelson José Jamel, Fernando Mommensohn Tennenbaum and Lia Machado de Matos in addition to the alternate director Carlos Eduardo Klutzenschell Lisboa. FAHZ also appointed Fabio Colletti Barbosa. The three independent directors Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa and Claudia Quintella Woods were appointed jointly by ABI and FAHZ.
(2)	Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our Board of Directors on or after 2013 were originally elected as directors of Ambev S.A.
(3)	Annual Shareholders’ General Meeting held in April 2023.
(4)	Directors elected by the board of directors in March 2021 pursuant to our bylaws to replace directors who previously resigned.
(5)	Director elected by the board of directors in May 2021 pursuant to our bylaws to replace one director who previously resigned.

The following are brief biographies of each of Ambev’s directors:

Victorio Carlos De Marchi. Mr. De Marchi is Co-Chairman of the Board of Directors of Ambev. He also serves as president of the Operations and Finance Committee, the Governance Committee and the People Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently the Chairman of the Board of Directors and the President of Fundação Antônio e Helena Zerrenner – FAHZ, a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, an alternate member of the board of directors of Itausa S.A. and a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial – ETCO. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

Michel Dimitrios Doukeris. Mr. Doukeris is Co-chairman of the Board of Directors of Ambev. Mr. Doukeris is ABI’s CEO since July 1, 2021. He joined the Company in 1996 and held a number of commercial operations roles in Latin America before moving to Asia where he led ABI’s China and Asia Pacific operations for seven years. In 2016 he moved to the U.S. to assume the position of global Chief Sales Officer. In January 2018 he became the leader of Anheuser-Busch and the North American business. Mr. Doukeris holds a degree in chemical engineering from Universidade Federal Santa Catarina and a master’s degree in marketing from Fundação Getulio Vargas. He has also completed post-graduate programs in marketing and marketing strategy from the Kellogg School of Management and Wharton Business School in the United States.

Milton Seligman. Mr. Seligman is a member of the Board of Directors of Ambev. He served as Corporate Affairs Officer of the Company from 2004 until 2013 and was also a member of the board of directors of Tenedora CND S.A. from 2013 to 2016. He is currently the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda., member of the board of directors of BRMalls Participações S.A. from 2022 to 2023, president of the board of directors of Instituto Sonho Grande, consultant member of Fundação Lemann, member of the board of directors of FAHZ, fellow of the INSPER Management and Public Policy Center and Global Fellow of the Brazil Institute at the Woodrow Wilson International Center for Scholars, in Washington D.C. Mr. Seligman has a degree in electrical engineering from Universidade Federal de Santa Maria.

Roberto Moses Thompson Motta. Mr. Thompson is a member of the Board of Directors and the Operations and Finance Committee of Ambev. Mr. Thompson was a co-founder and board member of 3G Capital and a former board member of Restaurant Brands International and a board member of StoneCo Ltd. He holds a degree in engineering from Pontifícia Universidade Católica do Rio de Janeiro, and an MBA from the Wharton School of the University of Pennsylvania where he is member of the Graduate Executive Board.

Fabio Colletti Barbosa. Mr. Barbosa is a member of the Board of Directors and the Governance Committee of Ambev. Mr. Barbosa is currently Natura&Co Holding S.A. CEO and a member of the board of directors of Itaú-Unibanco, Cia Brasileira de Metalurgia e Mineração, the United Nations Foundation, the Endeavor Institute and the Public Leadership Center in Brazil. Mr. Barbosa was a former CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and a MBA from the Institute for Management Development (Switzerland).

Claudia Quintella Woods. Ms. Woods is an independent member of the Board of Directors and a member of the People Committee of Ambev. She is Latin America Chief Executive Officer of WeWork, since June 2021. Ms. Woods was previously the General Manager of Uber in Brazil between 2019 and 2021, the CEO of Webmotors, a leading online marketplace for cars from 2018 until 2019 and Director and Superintendent of Banco Original from 2014 to 2018. She holds a bachelor’s degree from Bowdoin College (USA), a MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a certificate from Harvard Business School.

Fernando M. Tennenbaum. Mr. Tennenbaum is a member of the Board of Directors and of the Operations and Finance Committee of Ambev. Mr. Tennenbaum is ABI’s Chief Financial Officer since April 29, 2020. He joined our Company in 2004 and has held various roles in the finance function including Treasury, Investor Relations and M&A. He most recently served as the Vice President of Finance for ABI’s South America Zone and Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo and a corporate MBA from Ambev.

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

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors and the People Committee of Ambev. He joined the Company in 1997 and has held various positions in the Company. From 2009 to 2015, he served as Chief Financial and Investor Relations Officer of the Company. From 2016 to 2019, he served as Vice President for ABI’s North America Zone, initially as Finance Vice President and since 2017 as Finance and Solutions Vice President. Currently he is the Chief People Officer of ABI. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro and a M.Sc in production engineering from the Universidade Federal do Rio de Janeiro.

Antonio Carlos Augusto Ribeiro Bonchristiano. Mr. Bonchristiano is an independent member of the Board of Directors of Ambev. He currently is a member of the board and the Chief Executive Officer of GP Investments Ltd. and also serves as a member of the board of directors of G2D Investments, AKAD Seguros, BR Properties S.A., of the Bodleian Library Advisory Board and University of Oxford. Mr. Bonchristiano has a degree in politics, philosophy and economics from the University of Oxford.

Marcos de Barros Lisboa. Mr. Barros Lisboa is an independent member of the Board of Directors and the Governance Committee of Ambev. He has also acted as an executive officer of Unibanco S.A and vice-president of Operational Insurance, Controls and Support of Itaú Unibanco S.A, both companies with main activities in the financial segment. Further, during 2005 and 2006 he was the president of Instituto Brasil Resseguros S.A, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). He is currently a member of the board of directors of Cerradinho Bioenergia S.A., CERC - Central de Recebíveis S.A. and Meliuz. Mr. Barros Lisboa has a degree and a masters’ degree in economics from Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Since the end of the 80s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad.

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

Executive Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Jean Jereissati Neto	48	Chief Executive Officer	2019	2024
Lucas Machado Lira	46	Chief Financial, Investor Relations and Shared Services Officer	2020	2024
Leticia Rudge Barbosa Kina	46	Legal and Compliance Vice President Officer	2019	2024
Ricardo Morais Pereira de Melo	51	People and Management Vice President Officer	2016	2024
Eduardo Braga Cavalcanti de Lacerda	46	Commercial Vice President Officer	2018	2024
Valdecir Duarte	42	Industrial Vice President Officer	2022	2024
Paulo André Zagman	46	Logistics Vice President Officer	2019	2024
Carla Smith de Vasconcellos Crippa Prado	40	Corporate Affairs Vice President Officer	2022	2024
Rodrigo Figueiredo de Souza	46	Procurement Vice President Officer	2015	2024
Eduardo Eiji Horai	37	Information Technology Vice President Officer	2020	2024
Daniel Cocenzo	48	Sales Vice President Officer	2020	2024
Daniel Wakswaser Cordeiro	38	Marketing Vice President Officer	2020	2024
Pablo Firpo	42	Non-Alcoholic Beverages Vice President Officer	2020	2024
Daniela Gavranic Cachich	49	Future Beverages Vice President Officer	2022	2024

(1)	The term of office will be unified until December 31, 2024.

The following are brief biographies of each of Ambev’s executive officers:

Jean Jereissati Neto. Mr. Jereissati is Ambev’s CEO. He joined Ambev in 1998 and has held various positions at Ambev and ABI, including Chief Executive Officer of the Central America and Caribbean business unit of Ambev, Chief Executive Officer of China’s operations of ABI, Chief Executive Officer of Asia and Pacific North Zone of ABI and Chief Sales and Marketing Officer of Ambev. Mr. Jereissati holds a degree in business administration from Fundação Getulio Vargas and a Corporate MBA from Ambev.

Lucas Machado Lira. Mr. Lira is Ambev’s Chief Financial, Investor Relations and Shared Services Officer. He joined the Company in 2005 and, since then, has held leadership positions in different functions, including Head of Investor Relations, Supply Chain PMO, Corporate & Compliance Director, and Legal Manager for HILA and M&A at Ambev, as well as Global Finance Vice President for M&A, Global Legal Vice President Commercial/M&A and Global Finance Director for M&A at ABI. Mr. Lira holds a degree in law from Universidade Federal de Minas Gerais – UFMG and an LL.M. from Columbia University School of Law.

Leticia Rudge Barbosa Kina. Ms. Kina is Ambev’s Legal and Compliance Vice President Officer. She joined the Company in 2002 and has held several positions, including Legal Tax Manager and Corporate and Litigation Officer. Ms. Kina is also a member of the Board of Directors of WILL – Women in Leadership in Latin America, an international non-profit organization. Ms. Kina holds a law degree from Pontifícia Universidade Católica de Campinas and a degree in economics from Universidade Estadual de Campinas, in addition to a Corporate MBA from Ambev, a specialization in tax law from Universidade de São Paulo and a corporate reputation course from Stanford University.

Ricardo Morais Pereira de Melo. Mr. Melo is Ambev’s People and Management Vice President Officer. Since he joined the Company in 1996, he has held various positions in the sales department, including Commercial Manager in Recife, Salvador and São Paulo, Regional Sales Director in the Northeast and Rio de Janeiro regions. Mr. Melo was also the Vice President of Sales at Labatt, Ambev’s subsidiary in Canada, and Vice President of Sales Strategy at ABI, in the United States and Sales Vice President in Brazil before current position. Mr. Melo holds a degree in civil engineering from Universidade Católica de Pernambuco and a Corporate MBA from Ambev.

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

Valdecir Duarte. Mr. Duarte is Ambev’s Industrial Vice President Officer. Since he joined the Company in 1998, Mr. Duarte has held various positions, including Director of the Company’s Engineering Center (CENG), Regional Director and Plant and Supply Chain Manager. Mr. Duarte holds a degree in engineering and a postgraduate degree in Global Business from Columbia Business School, in Corporate Management from INSPER and an Executive Program for Growing Companies from Stanford University.

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

Carla Smith de Vasconcellos Crippa Prado. Ms. Prado is Ambev’s Corporate Affairs Vice President Officer. In the last 5 years, she has held several positions in the Company, including Corporate Affairs Vice President of BU Brazil, Director of Communications and Sustainability, Social Responsibility Manager and Legal Manager. Between 2020 and 2021 she was President of SINDICERV-National Union of the Beer Industry. She holds a Law degree from Pontifícia Universidade Católica de São Paulo and an Economics degree from the Universidade de São Paulo, in addition to a Masters in Law from Pontifícia Universidade Católica de São Paulo and a Corporate MBA from Insper.

Rodrigo Figueiredo de Souza. Mr. Figueiredo is Ambev’s Procurement Vice President Officer. Since 1997, when he joined the Company as trainee, he has held various positions in Ambev and ABI, including Logistics & Procurement Vice President in Latin America Zone for ABI, Vice President of Supply Chain in Russia and Ukraine for ABI, Vice President of Logistics in Europe for ABI and Vice President People in Europe for ABI. Mr. Figueiredo holds a degree in civil engineering from Escola Politécnica da Universidade de São Paulo, an executive MBA from Wharton/INSEAD and a Corporate MBA from Ambev.

Eduardo Eiji Horai. Mr. Horai is Ambev’s Information Technology Vice President Officer. Before joining the Company on January 1, 2020, he served as Technology, Solutions Architecture and Customer Solutions Director and officer for Latin America at Amazon Web Services and was also part of the Enterprise Architecture department at Toyota Motor Europe in Belgium. Mr. Horai holds a degree in computer science from Universidade de Campinas – UNICAMP and a degree in Innovation and Entrepreneurship from the Vlerick Leuven-Gent Management School.

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

Daniel Wakswaser Cordeiro. Mr. Wakswaser is Ambev’s Marketing Vice President Officer. He joined the Company as a trainee in 2008 and has held several positions in Ambev and ABI. Wakswaser created and led the digital strategy area at Ambev, at the start of 2010. He was also involved in the creation of ZX Ventures globally, and also led, in Brazil, the acquisition and integration of breweries Colorado and Wäls. In the recent years, he held leadership roles in Brazil, Europe and the United States, including Global Vice President of Adjacencies for ABI, Global Marketing Vice President of Consumer Connections & Capabilities for ABI, Craft & Specialties Beer Director in Europe for ABI and Craft Beer Officer in Brazil. Wakswaser holds a degree in marketing from Escola Superior de Propaganda e Marketing – ESPM.

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

Daniela Gavranic Cachich. Ms. Cachich is Ambev’s Future Beverages Vice President Officer. Before joining the Company, she held senior leadership positions in the marketing area of other consumer goods companies, including Chief Marketing Officer at PepsiCo from 2016 to August 2021. Also, she currently holds the position of effective member of the Advisory Board of Grupo Boticário. Ms. Cachich holds a degree in Business Administration from Universidade Mackenzie and a postgraduate degree in Marketing from Escola Superior de Propaganda e Marketing – ESPM.

B.       Compensation

The aggregate remuneration of all members of the Board of Directors, Executive Officers and Fiscal Council of Ambev in 2022 for services in all capacities amounted to R$ 127.9 million (fixed and variable remuneration and share-based payment), as presented below:

	Management’s Remuneration Year Ended December 31, 2022
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
Board of Directors	12.0	7.6	-	-	1.8	4.1	-	-	-	-	-	-	11.1	24.6
Fiscal Council	6.0	2.0	-	-	0.4	0.0	-	-	-	-	-	-	-	2.4
Executive Officers	14.0	21.1	-	-	5.5	21.9	-	-	-	-	1.0	-	51.3	100.9
Total	32.0	30.8	-	-	7.7	26.0	-	-	-	-	1.0	-	62.4	127.9

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

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Management’s Remuneration Year Ended December 31,
	2022				2021				2020
	(in R$ million, except where otherwise indicated)
	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum	Number of Members	Minimum	Average	Maximum
Board of Directors	12.0	0.8	2.9	15.1	12	0.6	1.2	8.8	13.0	0.3	1.5	7.9
Fiscal Council	6.0	0.3	0.3	0.5	6	0.2	0.3	0.5	6.0	0.2	0.3	0.5
Executive Officers	14.0	3.7	6.8	26.6	13	2.7	6.2	23.7	11.6	1.7	4.8	16.5

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADRs. As of December 31, 2022, there were outstanding rights under the Plan providing for the acquisition of 99.7 million Ambev common shares by approximately 550 people (including executive management and employees).

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

As a means of creating a long-term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots of phantom stock – Lot A and Lot B – subject to lock-up periods of five and ten years, respectively. On the fifth or tenth anniversary of the granting of such lots, as the case may be, a beneficiary still employed with us shall receive, in cash, the amount corresponding to the B3 closing price of the relevant Ambev shares (or NYSE closing price in the case of ADRs), on the trading session immediately preceding such anniversary, with each phantom stock corresponding to one share (or ADR, as the case may be). Such share appreciation rights shall not give the beneficiary the right to actually receive any Ambev shares or ADRs; those securities shall merely serve as basis for the calculation of the cash incentive to be received by such beneficiary. Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the relevant anniversary of the share appreciation right.

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

In 2022, the Board of Directors appointed the People Committee to assist managing the decisions to be taken within the scope of the Share Plan, meanwhile some matters remained in the exclusive competence of the Board of Directors.

Under the Share Plan, up to 3.0% of the shares corresponding to Ambev’s corporate capital may be granted in total in an amount that may vary according to Ambev internal policies. The delivery of the Restricted Shares is free of charges. Restricted Shares shall vest in three or five years from the corresponding grant date, depending on the Share Based Payment Programs, provided that the beneficiary remains employed at Ambev during such vesting period.

Beneficiaries of the Share Plan must sign a Share Based Payment Agreement, or the Share Based Agreements, with Ambev, according to which, those beneficiaries have the right to receive a maximum number of Ambev Shares or ADRs, as applicable, provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

The Restricted Shares may entitle beneficiaries to receive additional shares with the same vesting conditions as compensation for dividends and interest on shareholders’ equity paid during the vesting period on the Restricted Shares, as the case may be. The right to receive the Restricted Shares and the additional shares may be totally or partially forfeited in certain circumstances, including the beneficiaries’ resignation or dismissal during the vesting period.

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

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the IAPP. The IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government’s social security system provides to our employees. The defined contribution plan covers substantially all new employees. The IAPP was established solely for the benefit of our employees and its assets are held independently. The IAPP is managed by a Governing Board (Conselho Deliberativo), which has three members, two of whom are appointed by Ambev, and one member represents active and retired employees. The IAPP also has an Executive Board (Diretoria Executiva) containing three members, all of whom are appointed by IAPP’s Council Board. The IAPP also has a Fiscal Council with three members, two of whom appointed by Ambev, and one member represents active and retired employees.

Any employee upon being hired may opt to join the defined contribution plan. When pension plans members leave Ambev before retirement but having contributed at least three years to the IAPP plan, they have some options such as: (a) having their contributions refunded, (b) transferring their contributions to a bank or insurance company, (c) keeping their investment in IAPP to be paid in installments, and (d) continuing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

As of December 31, 2022, we had 9,088 participants in our pension plans, including 304 participants in the defined benefit plan 7,627 participants in the defined contribution plan, and 1,157 retired or assisted participants. Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2022 as liabilities for pension plan benefits, see Note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

Profit-Sharing Plan

Employees’ performance-based variable payments are determined on an annual basis considering the achievement of corporate, department or business-unit and individual goals, established in accordance with the profit-sharing plan.

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

Our expenses under these programs amounted to R$1,119.2 million for the year ended December 31, 2022, R$1,420.6 million for the year ended December 31, 2021, and R$57.2 million for the year ended December 31, 2020.

C.       Board Practices

During 2022, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future and to update the market on our ESG initiatives. We also participated in conferences and non-deal road shows online. We hosted quarterly conference calls, transmitted simultaneously on the internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body. At our annual general shareholders’ meeting held on April 29, 2022, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2023: José Ronaldo Vilela Rezende, Elidie Palma Bifano and Vinicius Balbino Bouhid, and, as alternates, Emanuel Sotelino Schifferle, Eduardo Rogatto Luque and Carlos Tersandro Fonseca Adeodato (the latter of whom serves as alternate only to Vinicius Balbino Bouhid). All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

The responsibilities of the Fiscal Council include supervision of management, performing analyses and rendering opinions regarding our financial statements and performing other duties in accordance with the Brazilian Corporation Law and its charter. None of the members of the Fiscal Council is also a member of the Board of Directors or of any committee of the Board.

Minority holders representing at least 10% of our common shares are entitled to elect one member and respective alternate to the Fiscal Council without the participation of the controlling shareholder. CVM’s interpretation is that such right is applicable as long as at least 10% of our shares are held by minority shareholders, regardless of the equity percentage held by the minority shareholders attending the shareholders’ meeting having in the agenda the election of the Fiscal Council members.

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

Pursuant to Brazilian law, Ambev’s Chairman of the Board of Directors and the Chief Executive Officer are separate positions that must be held by different individuals.

The Board of Directors is supported in its decision-making by the following committees:

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations and Finance Committee’s responsibilities include:

•	to monitor the Company's long term planning;
•	to monitor the evolution of the Company's actuarial liabilities and investments in pension plans;
•	to monitor the investors relations strategies and the performance of our rating, as issued by the official rating agencies;
•	to analyze and issue an opinion on our annual investment plan;
•	to analyze and issue an opinion on proposals by the Board of Executive Officers regarding opportunities for corporate restructuring, mergers, acquisitions, spin-offs, incorporations or disposals of equity interests involving the Company;
•	to analyze and monitor our capital structure and cash flow; and provide an opinion on the Company's shareholder compensation strategy;
•	to verify compliance with the Company's Financial Risk Management Policy; and,
•	other matters that the Board of Directors considers relevant and in the interest of the Company and may come to define as attribution of the Operations and Finance Committee.

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fernando Mommensohn Tennenbaum and Roberto Moses Thompson Motta. The members of this committee are elected by the Board of Directors.

Governance Committee

The responsibilities of the Governance Committee are to assist the Board of Directors with the following matters:

•	related party transactions;
•	any general conflict of interest situations that may arise between the Company and related parties;
•	compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions and antitrust matters;
•	to monitor the Company's initiatives, as well as analyze and give opinions on issues related to cyber security and privacy and data protection;
•	to issue an opinion on the Company's strategies related to environmental, social and governance (ESG) issues; and
•	other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the Governance Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fabio Colletti Barbosa, Marcos de Barros Lisboa, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo. The members of this committee are elected by the Board of Directors.

People Committee

The responsibilities of the People Committee are to assist the Board of Directors with the following matters:

•                 to issue an opinion on matters that require a decision by the Board of Directors regarding the definition and review of the compensation policy for members of the Board of Executive Officers and high performance employees, as well as individual compensation incentives packages;

•                 to define the targets and compensation for the Company’s management, within the limit approved by the annual shareholders’ meeting;

•                 to monitor the evaluation of the members of the Board of Executive Officers, key executives and talents, in addition to the respective succession plans;

•                 to approve policies and/or minimal rules to be observed in the nomination process of members of the Company’s management;

•                 to select and propose for Board of Directors’ approval candidates to the positions of members of Executive Board of Officers and/or any other positions that may be required by the Board of Directors;

•                 to assist the Board of Directors with the monitoring and discussions related to diversity;

•                 to approve the transfer of employees of the high-leadership;

•                 to coordinate the management of compensation incentive plans and to approve the relevant programs, grants, exceptions and other obligations involving employees in general, as permitted by applicable rules; and

•                 other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the People Committee are Messrs. Victorio Carlos De Marchi (Chairman), Nelson José Jamel and Claudia Quintella Woods. The members of this committee are elected by the Board of Directors.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by a workgroup formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they adhere to the principles and practices set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such principles and practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at http://ri.ambev.com.br/, and the updated report was filed with the SEC on July 22, 2022. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices.

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

As of the date of this annual report on Form 20-F, all of our directors, including the independent ones, had been appointed by our controlling shareholder.

The Brazilian Corporation Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s officers and directors.

Executive Sessions

NYSE corporate governance standards require non-management directors of a listed company to meet at regularly scheduled executive sessions without management.

According to the Brazilian Corporation Law, up to one-third of the members of the Board of Directors can also hold executive officer positions. However, none of our directors holds an executive officer position in us at this time and, accordingly, we believe we would follow this NYSE corporate governance standard if we were a U.S. company.

Nominating/Corporate Governance and Compensation Committees

NYSE corporate governance standards require that a listed company have a nominating/corporate governance committee and a compensation committee each composed entirely of independent directors with a written charter that addresses certain duties. “Controlled companies” such as Ambev need not to comply with this requirement.

In addition, we are not required under the Brazilian Corporation Law to have, and accordingly we do not have a nominating committee, but we do have a people committee and a governance committee. According to the Brazilian Corporation Law, Board committees may not have any specific authority or mandate since the exclusive duties of the full Board of Directors may not be delegated. The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Our existing stock ownership and share based payment plans were approved by our extraordinary general shareholders’ meetings held on July 30, 2013 and on April 29, 2016. An amendment to the share-based payment plan was approved by the annual general shareholders’ meeting held on April 24, 2020.

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

We believe the corporate governance guidelines applicable to us under the Brazilian Corporation Law are consistent with the guidelines established by the NYSE. We have adopted and observe our Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholder in our securities.

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

D.       Employees

As of December 31, 2022, we and our subsidiaries had a total of 47,108 employees, of whom approximately 42% were engaged in production, 40% in sales and distribution and 18% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2022	2021	2020
47,108	52,806	50,479

The following table shows the geographical distribution of our employees as of December 31, 2022:

Geographical Distribution of Ambev Employees as of December 31, 2022
Location	Number of Employees
Brazil	28,209
CAC	4,870
Dominican Republic	2,485
Cuba	769
Guatemala	160
Panama	1,456
Latin America South	10,340
Argentina	6,281
Bolivia	1,954
Uruguay	985
Paraguay	556
Chile	564
Canada	3,689
Total	47,108
Industrial Relations

As per the determined under Brazilian labor legislation, all of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions as of December 31, 2022. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

E.       Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 1st, 2023:

Name	Amount and Percentage of Common Shares
Victorio Carlos De Marchi(1)	*
Michel Dimitrios Doukeris	*
Milton Seligman	*
Roberto Moses Thompson Motta	*
Fabio Colletti Barbosa	*
Claudia Quintella Woods	*
Fernando Mommensohn Tennenbaum	*
Lia Machado de Matos	*
Nelson José Jamel	*
Antonio Carlos Augusto Ribeiro Bonchristiano	*
Marcos de Barros Lisboa	*
Carlos Eduardo Klutzenschell Lisboa	*
Jean Jereissati Neto	*
Lucas Machado Lira	*
Eduardo Braga Cavalcante de Lacerda	*
Ricardo Morais Pereira de Melo	*
Valdecir Duarte	*
Eduardo Eiji Horai	*
Carla Smith de Vasconcellos Crippa Prado	*
Rodrigo Figueiredo de Souza	*
Paulo André Zagman	*
Leticia Rudge Barbosa Kina	*
Daniel Cocenzo	*
Daniel Wakswaser Cordeiro	*
Pablo Firpo	*
Daniela Gavranic Cachich	*

*	Indicates that the individual holds less than 1% of the class of securities.
(1)	This Board member is also trustee of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”
110

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.       Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 1st , 2023, Ambev had 15,741,734,691 shares outstanding. As of March 1st , 2023, there were 1,411,283,441 Ambev ADSs outstanding (representing 1,411,283,441 Ambev shares, which corresponds to 8.9% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of March 1st, 2023, there were 171 registered holders of Ambev ADSs.

Control

Our direct controlling shareholder, ABI, together with FAHZ, held in aggregate 72.0% our total and voting capital stock (excluding treasury shares) as of March 1st , 2023.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of March 1st, 2023. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

In March 2021, our board of directors approved a share buyback program for the repurchase of up to 5,700,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2022, we repurchased 5,700,000 Ambev shares.

In 2023, as of March 1st, we acquired 0 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$0.00 million.

In 2022 we acquired 622,520 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$ 9.2 million.

In 2021 we acquired 4,011,471 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$71.4 million.

In 2020, we acquired 2,937,533 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$47.4 million.

For a further description of our share buyback programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Ambev’s Major Shareholders

The following table sets forth information as of March 1st, 2022, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares
The Bank of New York Mellon – ADR Department(1)	1,411,283,441	8.9%
Interbrew International B.V	8,441,916,367	53.6%
AmBrew S.A	1,287,671,100	8.2%
FAHZ(2)	1,609,987,301	10.2%

(1)	Represents the number of shares held in the form of ADSs. The Bank of New York Mellon is the depositary of Ambev shares in accordance with the deposit agreement entered into with Ambev and the owners of Ambev ADSs.
(2)	Mr. Victorio Carlos De Marchi, who is a FAHZ-appointed director of Ambev, is also member of Advisory Board of FAHZ.
111

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

Presently, under the Shareholders’ Agreement, FAHZ is entitled to appoint two directors and their respective alternates to the Board of Directors of Ambev, provided it holds at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits). One of the FAHZ-appointed directors shall have the right to also be appointed as a member of Ambev’s Operations and Finance Committee, of the Governance Committee and of the People Committee, as well as any other committee that may be established by Ambev’s Board of Directors. Furthermore, the shareholders shall use their best efforts to allow one of the FAHZ-appointed directors to participate as an observer in meetings of Ambev’s Fiscal Council, whenever such body is installed in lieu of the audit committee required by the Sarbanes-Oxley Act of 2002.

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

Preliminary Meetings and Exercise of Voting Rights

On matters submitted to a vote of the shareholders or their representatives on the Board of Directors of Ambev or its majority-owned subsidiaries, FAHZ, IIBV and AmBrew agreed to endeavor to first reach a consensus with respect to voting their common shares of each of Ambev and its majority-owned subsidiaries and agreed on the manner to direct their representatives to vote on the matter being submitted. The Shareholders’ Agreement provides that the parties should hold a preliminary meeting in advance of all meetings of shareholders or the Board of Directors of Ambev or of its majority-owned subsidiaries, with the purpose of discussing and determining a consensus position to be taken by the parties in such meetings.

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

B.       Related Party Transactions

Overview

We have executed and may in the future execute related party transaction with certain of our significant shareholders or other related parties and certain of their affiliates. These transactions include but are not limited to: (1) the purchase and sale of raw material with affiliated entities, (2) entering into distribution, sale, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (3) import agreements with affiliated entities, and (4) royalty agreements with affiliated entities. These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution. In addition, the Governance Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Governance Committee.” Set forth below is a discussion of our material related party transactions. For further information on our related party transactions, see Note 31 to our audited consolidated financial statements.

Ambev, ABI and its subsidiaries, such as Anheuser-Busch Inbev USA LLC (“ABI USA”) and Cervecería Modelo, among others, have entered into several agreements for the production, import, distribution and sale of branded products, such as Stella Artois, Beck's, Budweiser, Spaten, Michelob Ultra and Corona (including Corona Extra, Corona Light, Coronita, Pacífico and Modelo), among others (“ABI Products”) by Ambev in Brazil and its subsidiaries located in countries in which the Company has operations, such as Canada, Argentina, Chile, Paraguay, Uruguay, Bolivia, Dominican Republic, Panama, Guatemala, among others. These agreements were duly approved by the Governance Committee and the Company’s Board of Directors. See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

In November 2021, Ambev and ABI negotiated the general guidelines on royalties and transfer price for the royalty percentages and mark-ups applicable to the production, import, distribution and sale of (a) finished products of ABI and/or its respective subsidiaries by the Company and/or its respective subsidiaries; and (b) finished products of the Company and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All metrics, prices and methodologies were stablished on similar arm’s length basis, based on a study carried out by a top-tier external audit firm, duly approved by the Governance Committee and the Company’s Board of Directors.

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

114

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

To the extent that we believe contingencies arising from these proceedings will probably be materialized, they have been recorded in the balance sheet. As of December 31, 2022, our provisions for legal contingencies totaled R$ 990.8 million, of which R$907.9 million were recorded in provision account and R$82.9 million in income taxes (IRPJ and CSLL) contingencies, in accordance with IFRIC23. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$91.6 billion as of December 31, 2022. Our estimates are based on reasonable assumptions, external opinions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature. For more information, see Notes 27 and 30 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2022, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to income taxes (IRPJ and CSLL), Social Contributions on Gross Revenues (PIS and COFINS), ICMS Value-Added Tax and IPI Excise Tax. As of December 31, 2022, we had made provisions of R$403.3 million in connection with those tax proceedings for which we believe there is a probable chance of loss.

Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2022, we were party to tax proceedings with a total estimated possible risk of loss of R$90.4 billion. Approximately 67% (R$60.5 billion) of this figure is related to controversies related to payment of IRPJ and CSLL, and approximately 32% (R$29.2 billion) is related to controversies involving the payment of PIS, COFINS, ICMS Value-Added and IPI Excise Tax, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

In addition, if unfavorable final decisions are issued at the administrative level in connection with tax proceedings in which we are party, we may challenge these decisions in judicial courts and be required to post surety bonds or similar guarantees. As of December 31, 2022, approximately 70% (R$63.3 billion) of the ongoing tax proceedings with total estimated possible loss are at the administrative level of dispute and approximately 30% (R$27.1 billion) are at the judicial level of dispute.

ICMS Value-Added Tax, IPI Excise Tax and PIS and COFINS

Manaus Free Trade Zone – IPI Excise Tax / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI Excise Tax, PIS and COFINS. With respect to IPI Excise Tax, we have been registering IPI Excise Tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, we have been receiving a number of tax assessments from the Brazilian Federal Tax Authorities (“RFB”), relating to the disallowance of such credits.

We have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI Excise Tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev.

In April 2019, the STF announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, we reclassified part of the amounts related to the IPI Excise Tax cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF, such as disputes encompassing the fiscal classification of concentrate units . The cases are being challenged at both the administrative and judicial levels. Our management estimates the possible losses related to these proceedings to be approximately R$5.9 billion as of December 31, 2022. We have not recorded any provision in connection with these assessments.

In addition, over the past years we and our subsidiaries have been imposed isolated fines due to the non-recognition of tax offsets. We have filed defenses in these cases and await judgment by the competent administrative level authority. The constitutionality of this penalty is under review by the Brazilian Supreme Court. The updated assessed amount of these fines as of December 31, 2022 is approximately R$ 0.2 billion. We have not recorded any provisions for this matter as we consider the chance of loss to be possible. Should a favorable binding decision be ruled by the STF under the matter, the provisions related to this matter will be altered for remote.

IPI Excise Tax Suspension

In 2014 and 2015, we received tax assessments from the RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. We’ve received partially favorable decisions at the administrative level. In July 2022, we received the first judicial decision on this matter; the decision was unfavorable to us, and we have filed an appeal.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to us in one of the cases related to this matter. We await formal notification of this decision to assess whether any portion of the tax assessment may be challenged at the judicial level.

Our management estimates the possible losses related to these assessments to be approximately R$1.7 billion as of December 31, 2022. We have not recorded any provision in connection with these assessments.

ICMS-ST Trigger

Over the years, we and our subsidiaries received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$9.3 billion as of December 31, 2022, classified as a possible loss and, therefore, for which we have made no provision.

ICMS tax incentives

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. In June 2020, Ambev received the first level administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax authorities. The favorable portion of the aforementioned decision is final and unappealable. With regard to the unfavorable portion, Ambev filed an administrative appeal, and the judgement is pending. There are other assessments related to this same State Tax Incentive Program and some of them are being discussed at the judicial level. Our management estimates the amount related to these assessments to be approximately R$ 0.7 billion as of December 31, 2022, classified as a possible loss and, therefore, for which we have made no provision.

Over the years, we have also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the possible losses related to these assessments to be approximately R$ 0.6 billion as of December 31, 2022. We have not recorded any provision in connection therewith.

ICMS tax credits

We are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the “ICMS tax war” shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision does not change the likelihood of loss in Ambev´s tax assessments. With respect to the assessments issued by the State of São Paulo regarding tax credits from the State of Amazonas, we received unfavorable decisions at the second administrative level in April, May and June 2022. In these cases, we have filed a motion for reconsideration with the second administrative level. Our management estimates the possible losses related to these assessments to be approximately R$ 1.7 billion as of December 31, 2022. We have not recorded any provision in connection therewith.

Our subsidiary Arosuco has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. The cases are being challenged at the administrative level. Arosuco management estimates the possible losses related to these assessments to be approximately R$ 0.6 billion as of December 31, 2022. We have not recorded any provisions in connection therewith.

In addition, in 2018 and 2021, we received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regards to the assessment issued by the State of Rio Grande do Sul, we received a favorable decision at the second administrative level in February 2022, which is still subject to appeal by tax authorities.  With respect to the assessments issued by the State of São Paulo, we received unfavorable decisions at the first administrative level in May and June 2022. In these cases, we have filed appeals with the second administrative level. Our management estimates the possible losses related to these assessments to be approximately R$ 0.7 billion as of December 31, 2023. We have not recorded any provisions in connection therewith.

PIS/COFINS bonus over products

We have received tax assessments issued by the RFB charging PIS and COFINS allegedly due over bonus products granted to our customers. These charges are being challenged at both the judicial and administrative levels of the courts. In 2019 and 2020, we received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to us.

Our management estimates the possible losses related to these assessments to be approximately R$ 1.6 billion as of December 31, 2022. No related provision has been made.

Foreign Earnings

Since 2005, we and certain of our subsidiaries have been receiving a number of assessments from the RFB relating to profits of our foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, which are still subject to review by the administrative court. In August 2022, the Upper Administrative Court rendered favorable decisions to us on two cases related to the taxation of profits of foreign subsidiaries, one of which recognized the application of the double tax treaty signed by Brazil to mitigate such taxation. In October 2022, the Lower Administrative Court rendered a favorable decision to us on a third related case. We are awaiting formal notification of this decision to analyze its content and any applicable legal motions or appeals. In the judicial proceedings, we have received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second level judicial court.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2022 is approximately R$7.3 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit. For proceedings where it considers the chance of loss to be probable, Ambev has recorded a provision in the total amount of R$58 million.

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

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2022, is approximately R$2.3 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per ICPC 22/IFRIC 23, continued to be adopted by Arosuco impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Goodwill - InBev Holding

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization resulting from Inbev Holding Brazil’s merger. At the administrative level, decisions partially favorable to Ambev were rendered by both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of Administrative Courts and requested injunctions to suspend the enforceability of the remaining amount being charged. The injunctions were granted.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization (from 2011 to 2013) and filed a defense. Partially favorable decisions were rendered by the first level administrative court and the Lower Administrative Court. We filed a special appeal for analysis of the case by the Administrative Upper Court, and the judgment is pending. For the unfavorable portion of the decision which became final at the administrative level, we filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining amount being charged. The injunction was granted.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2022 is approximately R$11.1 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made. In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.

Goodwill - Beverage Associate Holding (BAH)

In October 2013, we received a tax assessment related to the goodwill amortization resulting from the merger of Beverage Associates Holding Limited, or BAH, into us. The decision from the first level administrative court was unfavorable and we filed an appeal to the Lower Administrative Court against the decision which was partially granted. Given the partially favorable decision, both the Brazilian tax authorities and we appealed to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to us. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to us with respect to the imposed qualified penalties and the statute of limitations for one of the calendar years under discussion; this portion of the decision that is favorable to us is final. In January 2023, Ambev filed a judicial proceeding to appeal against the unfavorable portion of the decision.

In April and August 2018, we received new tax assessments charging the remaining value of the goodwill amortization and filed defenses. The decisions rendered by the first level administrative court were unfavorable to us and we filed appeals to the Lower Administrative Court, which were partially granted. Given the partially favorable decisions, both the Brazilian tax authorities and we appealed to the Upper Administrative Court. The decision regarding these appeals is still pending.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2022 is approximately R$2.2 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Goodwill - CND Holdings

In November 2017, we received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision issued by first level administrative court was unfavorable to us. We filed an appeal to the Lower Administrative Court which was partially granted. Given the partially favorable decision, both us and the Brazilian tax authorities appealed to the Upper Administrative Court. The decision regarding these appeals is still pending. In October 2022, we received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. We filed a defense and await judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position, as per ICPC 22/IFRIC 23, as of December 31, 2022 is approximately R$1.3 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Goodwill - MAG

In December 2022, CRBS S.A (one of our subsidiaries) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS, with the latter as the surviving entity. We filed a defense and await judgment by the first level administrative court.

The updated assessed amount to this uncertain tax position, as per ICPC22/IFRIC 23, as of December 31, 2022 is approximately R$ 251 million. We have not recorded any provisions for this matter as we consider the chance of loss to be possible.

This uncertain tax position, as per ICPC 22/IFRIC 23, continued to be applied by the Company impacting calendar years following those assessed (2021- 2022). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

Disallowance of financial expenses and Deductibility of Losses

In 2015, 2016 and 2020, we received tax assessments from the RFB related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. After we presented our defenses, the first level administrative court rendered a favorable decision with respect to the 2016 case and, in June 2021, we received a partially favorable decision in connection with the 2020 case, against which we filed an appeal to the Lower Administrative Court challenging the unfavorable portion of the decision. In June 2022, we received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of these decisions are subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position, as per ICPC 22/ IFRIC 23, as of December 31, 2022 is approximately R$5.2 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

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

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments, from 2015 and 2016. In these cases, we filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015 and 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. We filed defenses to the first level administrative court. In 2021, the first level administrative court rendered unfavorable decisions with respect to both the 2015 and 2016 isolated fine cases in two of these assessments and we filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, we received an unfavorable decision from the first level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith, which awaits judgment by the Lower Administrative Court. In October 2022, we received a new tax assessment imposing such isolated fine related to the calendar year 2017. We filed a defense in this case and await judgment by the first level administrative court. There is a third tax assessment charging such isolated fine that awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial.

The updated assessed amount related to this uncertain tax position, as per ICPC 22/IFRIC 23, as of December 31, 2022 is approximately R$ 12.6 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per ICPC 22/ IFRIC 23, continued to be applied by the Company impacting calendar years following those assessed (2018- 2022). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

In addition, over the past years we have been imposed isolated fines due to the non-recognition of tax offsets. We have filed defenses in these cases and awaits judgment by the competent administrative level authority. The constitutionality of this penalty is under review by the Brazilian Supreme Court. The updated assessed amount of these fines as of December 31, 2022 is approximately R$ 1.2 billion. We have not recorded any provisions for this matter as we consider the chance of loss to be possible. Should a favorable binding decision be ruled by the STF under the matter, the provisions related to this matter will be altered for remote.

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

As of December 31, 2022, Arosuco’s management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23, is approximately R$ 0.6 billion. The risk of loss has been classified as possible and, accordingly, no related provision has been made.

Deductibility of IOC expenses

In 2013, as approved at our Shareholders Meeting, we implemented a corporate restructuring to simplify our corporate structure and convert into a single class of shares, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity Companhia de Bebidas das Américas into Ambev. As one of the results of this restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

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

In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. The defense against this new tax assessment was filed by Ambev in January 2023, which is pending judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position, as per ICPC 22/IFRIC 23, as of December 31, 2022 is approximately R$ 13.8 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

The uncertain tax position, as per ICPC 22/ IFRIC 23, continued to be adopted by the Company as it also distributed IOC in the years following the assessed period (2018-2022) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2017, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Tax Loss Offset

In 2008 and 2010 we received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations in calendar year 2005.

In February 2016, the Upper Administrative Court ruled unfavorably to us in two of these cases, following which we filed judicial proceedings. In September 2016, we received a favorable first level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision is subject to appeal by the tax authorities. In March 2017, we received an unfavorable first level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.

There is a third case being challenged at the administrative level in which an unfavorable decision was rendered to us by the Lower Administrative Court in June 2019. We appealed against this decision and await judgment by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position, as per ICPC 22/ IFRIC 23, as of December 31, 2022 is approximately R$548 million. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

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

Tax Proceeding Initiated By Us

PIS and COFINS Recovery - exclusion of ICMS (VAT) from the basis of calculation

In 2017, the STF declared, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the tax base of PIS and COFINS. Such decision was reaffirmed by the STF in May 2021, in the judgment of the request for clarification presented by the PGFN, whereby the Court confirmed that the ICMS to be excluded from the PIS and COFINS tax base is the one stated in the invoice. The Court also determined that the decision should apply retroactively as of March 15, 2017 (date on which the decision on RE 574,706/PR was rendered), except for taxpayers who had judicial and administrative claims filed before said date (which is the case of the Company and its subsidiaries). As for ICMS under the tax substitution modality, the Brazilian Superior Court of Justice (“STJ”) began the judgment of the so called Theme 1125 with a favorable vote for taxpayers, therefore determining the exclusion of this ICMS modality in the tax basis of PIS and COFINS.

The Company and its subsidiaries filed several lawsuits related to this matter, most with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries are parties to lawsuits related to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833, of 2003) and (iii) 2015 onwards (also known as “New Model Taxation”).

In 2018, 2019, 2020, 2021 and 2022, the Company and its subsidiaries recognized, in accordance with IAS 37/CPC 25, recoverable tax credits related to this matter in the total amount of R$9.4 billion of which (i) R$0.7 billion is related to periods from 1990 to 2009, (ii) R$4 billion is related to the New Model Taxation, from March 2017, when the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base in its regular transactions and which right of recovery is assured by the decision rendered by the STF in the judgment of RE 574.706/PR and (iii) R$4.7 billion is related to periods from 2009 to 2015, during which the REFRI Taxation Model was in force. Part of this amount has already been used to offset other tax debts according to the final and unappealable decisions rendered in certain judicial lawsuits involving the Company and its subsidiaries. The outstanding amount of recoverable tax credits remain registered in the asset account (see Note 18 – Recoverable Taxes).

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

In addition, with respect to the transactions performed after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base, the Company and its subsidiaries had a positive impact of R$5.1 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expenses.

For additional matters, the Company estimates that the contingent asset corresponds to R$0.7 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

Subsequent Events

Not Applicable.

Labor Matters

We are involved in more than 18,000 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2022, we made provisions totaling R$132 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are awaiting judicial resolution and have probable chance of loss. As of December 31, 2022, we were party to labor claims with a total estimated possible risk of loss of R$179.4 million.

In connection with the labor matters, we are also involved in claims regarding the social charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$419 million as of December 31, 2022. We have recorded provisions of approximately R$36.6 million for proceedings where we consider the chance of loss to be probable.

Ambev Third-Party Supplier – Labor Investigations and Lawsuits

In May 2021, Ambev was notified by Brazilian labor authorities to join certain administrative proceedings together with (i) Transportadora Sider Limeira EIRELI (“Sider”), a transportation company contracted by Ambev on a recurring spot basis and (ii) a third-party competitor of Ambev to which Sider had also provided transportation services. Ambev was deemed to be jointly and severally liable for purported human rights violations committed by Sider with respect to the working conditions of 23 foreign employees, under the terms of Brazilian Labor Law, including violations of article 444 of Law-Decree No. 5,452 and article 2-C of Law No. 7,998.

On March 12, 2021 Sider entered into a settlement with those foreign employees, paying them compensation for (i) severance pay and (ii) moral damages. However, after the settlement, since the end of 2022, 18 foreign employees rescued, as well as additional former employees of Sider, filed individual labor lawsuits against Sider, Ambev and the third-party competitor claiming, among other things, moral damages for the same alleged labor violations. The Plaintiffs in these lawsuits have alleged secondary liability in respect of Ambev.

In addition, the Brazilian Ministry of Labor and Social Security (the “Ministry of Labor & Social Security”) issued infraction notices against Sider, Ambev and the third-party competitor. These labor administrative proceedings are currently ongoing, and Ambev strongly disputes any involvement in the alleged facts underlying these investigations. However, in the event that the infraction notices are confirmed by the administrative authority, Ambev may be subject to fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) and may be included in the Brazilian register of employers (Cadastro de Empregadores) that have subjected workers to poor working conditions (“Register of Employers”), under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016. Ambev’s inclusion in the Register of Employers may result in (i) restrictions on access to state-owned banks’ credit lines and (ii) a negative impact on risk-assessments made by private banks and other parties. However, if an adverse administrative decision is rendered, Ambev can challenge such decision in court. As of December 31, 2022, Ambev has not recorded any provisions in connection with these infraction notices as it considers the chance of loss to be possible.

In addition, the Brazilian Public Labor Prosecutor’s Office (the “Public Labor Prosecutor’s Office”) has opened a civil investigation to assess the underlying facts and the role of each of the three companies in the event. Ambev and the “Public Labor Prosecutor’s Office” entered into a Conduct Adjustment Agreement in April 2022 without acknowledgment of guilt. Ambev paid damages amounting to R$ 500,000.00 and committed to a 3-year plan to oversee conditions of its logistics operators.

Civil Claims

As of December 31, 2022, we were involved in more than 3,500 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$ 335.9 million for proceedings where we consider the chance of loss to be probable reflecting applicable adjustments, such as accrued interest, as of December 31, 2022 in connection with civil claims. As of December 31, 2022, we were party to civil claims with a total estimated possible risk of loss of R$564.6 million.

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

Although the warrants expired without being exercised, the warrant holders claim that the strike price should be reduced to consider the strike price of certain stock options granted by Old Ambev under its then-existing stock ownership program, as well as for the strike price of other warrants issued in 1993 by Brahma.

We are aware of at least seven claims in which the plaintiffs argue that they would be entitled to those rights. One of these cases was settled. The other six lawsuits were ruled favorably to Ambev by the STJ. Three cases were dismissed by the STJ’s Special Court and were subject to a new appeal to the Brazilian Supreme Court. In February 2022, the plaintiffs’ appeals to STF were denied by the Supreme Court Reporting Justice. The plaintiffs filed an appeal for further review by the STF Chamber, which was denied by the STF Chamber in a unanimous ruling. A final judgment has not yet been rendered in these three cases. One case was ruled favorably to Ambev by the STJ’s Special Court, and the judgment became final. Another case was remitted to the STJ’s lower court for a new judgment. The sixth case was ruled favorably to Ambev, and it was subject to an appeal to the Brazilian Supreme Court, which was denied. Such decision became final.

In the event the plaintiffs prevail in the above four cases in which a final decision on the merits is still pending, we believe that the corresponding economic dilution for the existing shareholders would be the difference between the market value of the shares at the time they are issued, and the value ultimately established in liquidation proceedings as being the subscription price pursuant to the exercise of the warrants. We believe the warrants object of those four proceedings represented, on December 31, 2022, 172,831,574 Ambev common shares that would be issued at a value substantially below fair market value, should claimants ultimately prevail. The plaintiffs also claim they should receive past dividends related to these shares in the amount of approximately R$1.2 billion as of December 31, 2022.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint-plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidence should have been produced before the case’s dismissal. Ambev filed a motion for clarification against the decision, which was rejected, and such decision became final. The case has now returned to the lower court for a new trial, which is currently pending. Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

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

The Lower Court Judge granted our request to admit the Federal Government as joint defendant since it also claims to be the owner of such shares, as the Federal Government was entitled to incorporate such shares based on a decree enacted during World War II. In October 2019, the Lower Court Judge granted F. Laeisz’s claims ordering Ambev to pay the amount equivalent to the dividends of 74,211,825 ordinary shares held in our treasury since April 10, 2012. On September 30, 2022, such decision was subject to a mandatory review by the Federal Court of Appeals, since the Federal Government lost its preliminary claims, and the decision was overturned by the Federal Court of Appeals, which considered the ordinary shares had been duly transferred and incorporated by the Federal Government based on the decree enacted during the World War II. In parallel, we have negotiated and executed a settlement agreement with F. Laeisz, aiming at reducing the total amount under dispute. Except for inflation adjustment, F. Laeisz has agreed on restrictions to the application of interests to adjust the dividends in the event there is a final decision confirming F. Laeisz as the rightful owner of the shares. We believe, based on management assessments, that our chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, we have duly accounted for all dividends relating to the relevant shares since April 10, 2012.

Cerbuco Brewing Arbitration

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration proceedings there may be an impact on Cerbuco's ability to influence the management of Bucanero's operations. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. Based on the opinion of Cerbuco’s lawyers, the management estimate the chance of loss as possible. The amount involved has not yet been ascertained, as it depends on the outcome of the arbitration

Dividend Policy

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of dividends approved, which relates to the 2022 fiscal year, was paid by Ambev on December 29, 2022.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

Second half 2020	December 30, 2020	0.3516	0.079

Second half 2020	January 28, 2021	0.0767	0.014

Second half 2021	December 30, 2021	0.1334	0.023

Second half 2021	December 30, 2021	0.3996	0,070

Second half 2022	December 29, 2022	0.6480	0.124

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

For more information on rules and procedures for shareholder distributions under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

B.       Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2022.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 1st, 2023, Ambev had 15,741,734,691 shares outstanding. As of March 1st, 2023, there were 1,411,283,441 Ambev ADSs outstanding (representing 1,411,283,441 Ambev shares, which corresponds to 8.9% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of March 1st, 2023 there were 171 registered holders of Ambev ADSs.

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

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), such as Ambev, whose shares are publicly traded on the B3, or privately held (companhia fechada). A company is publicly held when it is authorized to have securities traded on the stock exchange or on over-the-counter markets. All listed companies are registered with the CVM and are subject to reporting and regulatory requirements relating to the periodic disclosure of information and material facts. Additionally, the CVM within its regulatory authority may request information or clarification from us regarding our business activities and/or transactions to which we are a party. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges, including B3, or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

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

Settlement of transactions is performed two business days after the trade date, without any adjustment to the purchase price. Delivery of and payment for shares are made through the facilities of an independent clearing house, B3 Central Depository, which is the clearing house for the transactions carried out on the B3 and handles the multilateral counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3 Central Depository, financial settlement is carried out through the funds transfer system of the Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 Central Depository custody system. All deliveries against final payment are irrevocable. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through the PUMA Trading System.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 31, 2022, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3.5 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of January 31, 2023 the ten shares with greatest representation on the IBOVESPA index of the B3 accounted for 54.13% of the total weight of all companies included in that stock index.

Trading on Brazilian stock exchanges by non-residents of Brazil is subject to limitations under Brazilian foreign investment legislation. See “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Restrictions on Foreign Investment.”

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

On April 27, 2022, our Board of Directors approved the issuance of 5,550,560 new common shares with no par value as a result of the exercise of options granted under the Stock Options Programs approved by our Board of Directors on March 25, 2019, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$15.20 and our capital stock following the increase sums R$ 58,130,517,165.22, represented by 15,750,216,851 common shares with no par value.

As of March 1st, 2023, our capital stock was equal to R$58,130,517,165.22 divided into 15,750,216,851 issued common shares, without par value, of which 8,482,160 were treasury shares, with no further changes since December, 2022. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

The Board of Directors individualize the compensation for each member of our management (including Directors), subject to the maximum global compensation amount approved by our shareholders. Each individual Director is prevented from voting on the decision regarding their own compensation. For more information on management compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Operations and Finance Committee.”

There is no age limit for retirement applicable to the members of our Board of Director in our bylaws.

General

Our registered name is Ambev S.A., and our registered office is in the city of São Paulo, State of São Paulo, Brazil. Our registration number with the São Paulo Commercial Registry is 35,300,368,941. Our principal corporate purposes include the production and sale of beer, CSDs and other beverages. A more detailed description of our corporate purposes can be found in Chapter I, Article 3 of our bylaws.

Rights of the Ambev Common Shares

Each of our common shares is indivisible and entitles its holder to one vote at any shareholders’ meeting of Ambev. In accordance with our bylaws and the Brazilian Corporation Law, shareholders have the right to receive dividends or other distributions in proportion to their equity interest in our share capital. For additional information regarding the payment of dividends and other distributions relating to our common shares, see “Item 8. Financial Information” and “Consolidated Financial Statements and Other Financial Information—Dividend Policy.” In addition, our shareholders may freely transfer their shares and are entitled to be included in a statutory sale of control tender offer upon a disposition of our control (see item “Disclosure of the Ownership and Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council” for more information).

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

A shareholders’ meeting is convened by publishing a meeting call notice no later than 21 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in a newspaper with general circulation in São Paulo, where we have our registered office. In certain circumstances, however, the CVM may require that the first notice be published no later than 30 days prior to the meeting. At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Resolution No. 81 of March 29, 2022 (“CVM Resolution No. 81/22”), also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

A shareholders’ meeting may be held on first call, if shareholders representing at least one quarter of the voting shares are present, except in some cases provided by law, such as in meetings seeking to amend the Company’s bylaws, which requires the presence, on first call of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, an eight-day prior notice must be given in the same manner as described above, and a meeting may then be convened, on second call, without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being considered. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of the votes granted by the issued and outstanding voting shares is required for the types of actions described below (among others):

•	creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws;
•	modifying a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares;
•	reducing the minimum mandatory dividend;
•	merging Ambev with another company or consolidating or executing a spin-off of Ambev;
•	related party transactions, or the sale or contribution of assets to another company, in each case if the amount involved exceeds 50% of the amount of our assets indicated in the most recently approved balance sheet;
•	changing our corporate purpose; and
•	dissolving Ambev or ceasing its liquidation status.

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

The participation and remote voting in general shareholders’ meetings of publicly-held companies are regulated by CVM Resolution No. 81/22, as amended, which aims to facilitate the participation of shareholders in general meetings either through the vote or through the submission of proposals, as well as to enhance the corporate governance instruments available in the Brazilian market. For this purpose, this regulation provided the following:

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

CVM Resolution No. 81/22, also regulates the rules applicable to remote voting, including, but not limited to, (1) the deadlines for inclusion of candidates in the bulletin by request of minority shareholders and for the company to resend the bulletin in case of inclusion of candidates by minority shareholders and (2) the disclosure of the detailed final voting map of the shareholders’ meetings, including the partial disclosure of each shareholders taxpayer’s registry number and their respective votes on each matter.

Additionally, CVM Resolution No. 81/22, as amended, also regulates the possibility of publicly held companies to hold virtual or hybrid (i.e. physical and virtual) shareholders’ meetings, including certain procedures that must be adopted by such companies when holding these types of meetings. The notice to a shareholders’ meeting must indicate the format of the meeting and the actions that shareholders must take to participate remotely.

Board of Directors

In accordance with the Brazilian Corporation Law, as a general rule, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting. Exceptions to this general rule are provided in the Shareholders’ Agreement.

Under our bylaws, (i) the majority of the members of our Board of Directors must be external directors (i.e. with no current employment or managerial relationship with the company) and (ii) at least two members of our Board of Directors shall be independent directors. According to our bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse or relative to the second degree of any member of management of Ambev, its controlled companies, controlling company or entity under common control, or (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction). Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the abovementioned criteria. Furthermore, Brazilian law and CVM regulations requires that at least 20% of the members of the Board of Director shall be independent directors, who are qualified as such depending on certain criterion relating to the relationship between a director, and (i) Ambev, its controlling shareholder and their management; and (ii) companies controlled, affiliated or under common control.

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

Common shareholders holding at least 10% of our capital may elect one member and respective alternate to the Board of Directors without the participation of the controlling shareholder. To exercise these minority rights, shareholders must prove their continuous ownership of their Ambev common shares for at least three months prior to the shareholders’ meeting convened to elect board members. If that prerogative is exercised with the adoption of cumulative voting procedures, as described below, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in our bylaws.

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

Pursuant to CVM Resolution No. 81/22, publicly-held companies shall adopt the following measures regarding voting process: (1) inform the market of the adoption of cumulative voting process in applicable meetings immediately upon the receipt of the first valid requirement; (2) disclose the voting final summary statements, the voting final detailed statements, as well as any voting statement presented by shareholders at the relevant meeting; and (3) register in the minutes of the annual shareholders’ meeting the number of approving, rejecting or abstaining votes for each item of the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such shareholders’ meeting.

Under our bylaws and applicable law, the number of directors may be reduced to a minimum of five.

The current members of our Board of Directors were elected by our controlling shareholder. Board members, regardless of the shareholder they represent, owe fiduciary duties to the Company and all of our shareholders. At the same time, any director appointed by shareholders bound by a shareholders’ agreement is also bound by the terms of that agreement. For more information on our shareholders’ agreements, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

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

Shareholders that do not reside in Brazil must register their investment with the Central Bank in order for gains, dividends, profits or other payments under Ambev’s shares to be eligible for remittance in foreign currency outside of Brazil. Our common shares underlying the Ambev ADSs will be deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the Depositary, which is registered with the Central Bank as the fiduciary owner of those common shares underlying our ADSs. Payments of cash dividends and distributions on our common shares will be made in reais to the custodian on behalf of the Depositary. The custodian will then convert those proceeds into U.S. dollars and will deliver them to the Depositary for distribution to ADS holders. If the custodian is unable to immediately convert dividends in reais into U.S. dollars, ADS holders may be adversely affected by devaluations of the real or other exchange rate fluctuations before those dividends can be converted into U.S. dollars and remitted abroad. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the trading price of our common shares in reais on the B3.

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

Interest on shareholders’ equity is treated similarly to dividends for purposes of distribution of profits. The only significant difference is that a 15% withholding income tax is due by nonexempt shareholders, resident or not of Brazil, upon receipt of such interest payment, which tax must be withheld by us on behalf of our shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident and is resident or domiciled in a tax-haven jurisdiction, withholding income tax is due at a 25% rate. The amount shareholders receive as interest on shareholders’ equity net of taxes is deducted from the minimum mandatory dividend owed to shareholders.

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

Fiscal Benefit of Goodwill Premium Amortization (CVM Resolution No. 78/22)

Pursuant to CVM Resolution No. 78/22, when a reporting company merges with its parent company, while remaining a reporting company, the goodwill previously paid by the parent company on its acquisition is deductible for purposes of income tax and social contribution on profits. This future tax benefit is recorded as a capital reserve by the reporting company. As this benefit is realized, the company increases its share capital proportionally to the benefit and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

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

The B3 operates a central clearing system and a stock exchange. A holder of our common shares may choose, at its discretion, to participate in this system, and all shares elected to be transferred to B3’s market must be deposited in custody with the stock exchange through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the B3. Our common shares that are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

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

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership to the CVM and to the Brazilian stock exchange. In addition, according to CVM Resolution No. 44, dated August 23, 2021 (“CVM Resolution No. 44”), if any such shareholder or any shareholder electing members of the board of directors increases or decreases its participation in our capital stock directly or indirectly exceeding thresholds of 5% multiples (i.e. 5%, 10%, 15% etc.), this person or entity must disclose its shareholder ownership to CVM in the terms mentioned above.

According to CVM Resolution No. 44, individual investment or disinvestment plans for direct or indirect controlling shareholders, members of any statutory governing bodies of a corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are allowed, subject to certain requirements.

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

•	upon a sale of our control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;
•	our delisting is subject to an administrative proceeding before the CVM, having as a condition the launching of a tender offer by the controlling shareholder or us for the acquisition of all our outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at their fair value, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);
•	in addition, if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class (as calculated according to a formula created by CVM), a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class. The same requirement applies whenever (1) a shareholder or group of shareholders representing the same interest and holding more than 50% of the shares in any class from March 7, 2002 (pursuant to CVM Resolution No. 85/22, except for public companies existing in September 5, 2000, in which case this date will prevail), acquires a further interest of 10% or more of that same class of shares within a 12-month period and (2) the CVM determines, within six months after being informed, that the acquisition restricts the liquidity of the shares;
•	upon the occurrence of a tender offer aimed at delisting a company or through which the controlling shareholders will acquire more than one-third of the free float shares, the purchase price shall be equal to the fair value of the shares considering the total number of outstanding shares;
141

•	members of our Board of Directors elected by noncontrolling shareholders (in a separate voting mechanism) have the right to veto the choice of the independent auditor by the Board;
•	our controlling shareholder, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the B3; and
•	the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with the Shareholders’ Agreement.

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

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-added Tax Credit Programs offered by various Brazilian states which provide (1) tax credits to offset ICMS Value-Added Tax payables and (2) ICMS Value-Added Tax deferrals. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, future benefits may be withdrawn. Also, the State of São Paulo and others have challenged, in the Brazilian Supreme Court, state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional (Brazilian tax war). Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. On August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. That is, in view of the Supplementary Law No. 160/2017 and Confaz Interstate Agreement No. 190/2017, the compliance by the states with the remission, amnesty and/or reinstitution requirements shall be assessed, especially regarding the registration and deposit of tax benefits and their deadline of enjoyment established by the Supplementary Law. So far, most of the tax benefits programs granted to Ambev have been republished and reinstalled by the granting state. Moreover, in August 2020, the Brazilian Supreme Court issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of ICMS tax war shall be considered unconstitutional, except for the credits derived from tax benefits that have been complied with the validation process provided for in Supplementary Law No. 160 and Confaz Interstate Agreement No. 190. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits”, “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information.”

D.       Exchange Controls and other Limitations Affecting Security Holders

There are no restrictions on ownership of the ADSs or Ambev’s preferred shares or common shares by individuals or legal entities based on location and/or nationality of the respective investor. However, the right to convert dividends and interest on shareholders’ equity payments arising from Ambev’s shares, as well as proceeds from the sale of Ambev’s shares, into U.S. dollars and to remit those amounts outside Brazil is subject to exchange control constrains and foreign investment legislation. Such operations generally require that the relevant investments be registered with the Brazilian Central Bank and foreign investors are registered with the CVM.

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev’s ADS program, or “Custodian”, or holders who have exchanged Ambev’s ADSs for Ambev’s shares, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev’s securities could be adversely affected by delays or difficulties to meet any regulatory requirement for conversions of payments in reais and remittances abroad.

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, (i) as a foreign direct investment under BCB Resolution 278; or (ii) as a portfolio investment under CMN Resolution No. 4,373, and CVM Resolution No. 13, dated November 18, 2020. Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Federal Revenue. This registration process is undertaken by financial institution or by an institution authorized to operate by the Brazilian Central Bank as the investor’s legal representative in Brazil.

Foreign direct investors under BCB Resolution 278 may directly hold and sell securities in both private and open market transactions, but these investors are likely to be subject to a different tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions.

On the other hand, CMN Resolution 4,373 establishes the possibility for foreign investors to make investments in local currency with funds held in their brokerage accounts. With certain exceptions, CMN Resolution 4,373 allows investors to carry out various type of transactions in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under Ambev’s securities are made through the foreign exchange market.

In addition, any foreign investor must also be registered with the Receita Federal do Brasil (Brazilian Federal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,863 of December 28, 2018.

In order to be accredited to invest under CMN Resolution 4,373, foreign investor must:

•	appoint a legal representative duly accredited with the Brazilian Central Bank, that will be responsible for complying with the registration and periodically reporting requirements of the Brazilian Central Bank and the CVM;
143

•	appoint a custodian duly accredited with the CVM;
•	hold a brokerage account with the accredited custodian;
•	appoint a tax representative in Brazil;
•	be registered with the Brazilian Federal Revenue, to obtain the enrollment of taxpayer registration;
•	be registered as a foreign investor with the CVM; and
•	through the appointed representative in Brazil, register the foreign investment with the Brazilian Central Bank.

The foreign investment in Ambev’s shares underlying the ADSs was registered by the Custodian on behalf of The Bank of New York Mellon, the depositary for the ADS programs of Ambev, or “Depositary”, enabling the Custodian to convert dividends and other amounts distributed by Ambev into foreign currency and remit such proceeds outside Brazil to the Depositary.

If a holder of ADSs decides to exchange such ADSs for the underlying Ambev’s shares, the holder will be entitled to (i) immediately sell the shares in the stock exchange and rely on the Depositary’s electronic registration to obtain and remit U.S. dollars abroad; (ii) convert its investment into a foreign portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a foreign direct investment under BCB Resolution 278. If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under CMN Resolution 4,373 or a foreign direct investment under CMN Resolution 3,844, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for Ambev’s shares.

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

The tax consequences described below do not consider the effects of any tax treaties or reciprocity of tax treatment entered into by Brazil and other countries. The summary below does not address any tax consequences under the tax laws of any state or locality of Brazil.

On 29 December 29, 2022, the Brazilian government issued Provisional Measure No. 1,152 (MP1152) which introduces changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country's rules with international standards as proposed by the Organization of Economic Co-operation and Development (“OECD”).

In essence, MP 1152 (i) is a result of an adaptation effort to conform the current transfer pricing rules to the OECD model which forsakes fixed criteria in favor of adopting the principle that transactions should be valued as if they had been carried out between unrelated parties, each acting in his own best interest. (“The Arm’s Length Principle”); and (ii) brough forth express guidance in relation to some specific transactions.

Specifically in relation to the concept of Privileged Tax Regime, further detailed, MP 1152 has a minimum threshold tax rate of 17%, a change from the minimum rate of 20% foreseen in the current rules.

MP 1152 will produce effects as of January 2024, unless the taxpayer choses to anticipate its effects to January 2023, subject to further regulation. At this time, it is not possible to predict whether MP 1152 will be converted into law, or even the final wording of the resulting law since the text of the law may undergo amendments during the legislative process. Note that such amendments, in light of the end of year recess, may only be proposed up to February 3, 2023 or by Rapporteur, afterwards. Also, the new regime requires further regulation to clarify its full details. Therefore, given the uncertainties of the outcome of MP 1152 and its further regulation, the matter should be closely monitored.

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

In this context, it should be noted that Law No. 11,638 dated December 28, 2007, effective as of 2008, significantly altered the Brazilian Corporate Law in order to align Brazilian GAAP with IFRS, as issued by the IASB. Nonetheless, Law No. 11,941 dated May 27, 2009 introduced the Transitory Tax Regime (Regime Tributário de Transição) (“RTT”), in order to render neutral, from a tax perspective, all the changes provided by Law 11,638/07. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007 (“2007 Profits”).

Profits determined pursuant to Law 11,638/07 (“IFRS Profits”) may differ from the profits calculated pursuant to the accounting methods and criteria as in force on December 31, 2007.

While it was a general market practice to distribute exempted dividends with reference to the IFRS Profits, Normative Ruling No. 1,397, issued by the Brazilian tax authorities on September 16, 2013, has established those legal entities should observe the 2007 Profits, in order to determine the amount of profits that could be distributed as exempted income to its beneficiaries.

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

Any exercise of preemptive rights relating to the Ambev common shares or ADSs will not be subject to Brazilian taxation. Gains on the sale of preemptive rights relating to the shares will be treated differently for Brazilian tax purposes depending on (1) whether the sale is made by The Bank of New York Mellon or the investor and (2) whether the transaction takes place on a Brazilian stock exchange. Gains on sales made by the depositary on a Brazilian stock exchange are not taxed in Brazil but gains on other sales may be subject to tax at rates of up to 25%.

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

The amounts paid as distribution of interest on shareholders’ equity are deductible from the taxable basis of the corporate income tax and social contribution on net profits, both of which are taxes levied on our profits, as long as the payment of a distribution of interest is approved at a general meeting of shareholders of the Company. The payment of interest on net equity cannot exceed the greater of:

•	50% of net profits (after deduction of social contribution on net profits, and before considering the provision for corporate income tax and the amount attributable to shareholders as interest on shareholders’ equity) for the period in respect of which the payment is made; or
148

•	50% of the sum of retained earnings and profit reserves as of the initial date of the period in respect of which the payment is made.

The distribution of interest on shareholders’ equity may be determined by the Board of Directors. No assurance can be given that the Board of Directors will not determine those future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends. These payments of interest on shareholders’ equity may be included, at their net value, as part of any mandatory dividend. To the extent payment of interest on shareholders’ equity is so included, the corporation may be required to distribute to shareholders an additional amount to ensure that the net amount received by them, after payment of the applicable WHT plus the amount of declared dividends is at least equal to the mandatory dividend.

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
150

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

Passive Foreign Investment Company Rules

A non-U.S. corporation will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are considered as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

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

The determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year. Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2022 and we do not expect to be classified as a PFIC in the foreseeable future. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for future taxable years.

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
153

You may read and copy any reports or other information that we file at the SEC’s public reference rooms at 100 F Street, NE, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s public reference rooms by calling the SEC at 1-800-SEC-0330. Electronic filings made through the Electronic Data Gathering, Analysis and Retrieval System are also publicly available through the SEC’s website on the Internet at www.sec.gov.

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

We produce approximately 75% of our consolidated malt needs and approximately 2% of our guaraná requirement. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2022, our derivative activities consisted of sugar, wheat, aluminum, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2022. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2022
Derivatives Instruments	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	350.0	95.2	-	-	-	-	445.2	22.5
Average Price (R$/ton)	2,006.5	2,027.6	-	-	-	-	2,011.0
Wheat Derivatives:
Notional Amount	160.9	-	-	-	-	-	160.9	(26.4)
Average Price (R$/ton)	1,788.4	-	-	-	-	-	1,788.4
Aluminum Derivatives:
Notional Amount	3,102.9	-	-	-	-	-	3,102.9	(162.1)
Average Price (R$/ton)	12,444.5	-	-	-	-	-	12,444.5
Corn Derivatives:
Notional Amount	627.6	-	-	-	-	-	627.6	(19.9)
Average Price (R$/ton)	103.4	-	-	-	-	-	103.4
Resin Derivatives:
Notional Amount	473.3	-	-	-	-	-	473.3	(89.4)
Average Price (R$/ton)	6,216.7	-	-	-	-	-	6,216.7

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2022. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2022
Debt Instrument	2023	2024	2025	2026	2027	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	98.8	217.5	29.0	26.7	49.3	-	421.3
Average Pay Rate	10.39%	10.39%	10.39%	10.39%	10.39%	-	-
US$ Fixed Rate	6.2	-	-	-	-	-	6.2

Average Pay Rate	14.00%	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	123.3	117.1	108.7	117.5	44.4	-	511.0
Average Pay Rate	5.32%	5.32%	5.32%	5.32%	5.32%	-	-
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – CDI & DI:	-	-	-	-	-	-	-
Notional Amount	12.3	13.4	14.7	16.1	17.6	63.3	137.3
Average Pay Rate	9.61%	9.61%	9.61%	9.61%	9.61%	9.61%	-
Reais Debt - ICMS Fixed Rate:
Notional Amount	144.4	126.5	132.7	66.5	2.4	-	472.5
Average Pay Rate	3.72%	3.72%	3.72%	3.72%	3.72%	-	-
Reais Debt - Fixed Rate:	-	-	-	-	-	-	-
Notional Amount	562.0	537.3	390.5	277.4	418.3	-	2,185.5
Average Pay Rate	9.53%	9.53%	9.53%	9.53%	9.53%	-	-
Reais Debt - Fixed Rate (BNDES & Finep):	-	-	-	-	-	-	-
Notional Amount	35.7	1.2	-	-	-	-	36.8
Average Pay Rate	3.70%	3.70%	-	-	-	-	-
Total Debt	982.6	1,013.1	675.6	504.2	532.0	63.3	3,770.7

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2022	2021	2020
4th Quarter	7.20	5.32	4.55
3rd Quarter	7.01	4.88	4.91
2nd Quarter	6.82	4.61	4.94
1st Quarter	6.08	4.39	5.09

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2016, until December 31, 2022, the U.S. dollar appreciated 60.1% against the real, and, as of December 31, 2022, the commercial market rate for purchasing U.S. dollars was R$ 5.22 per US$1.00. In 2020 and 2021, the U.S. dollar appreciated 28.9%, 7.4% respectively and in 2022 depreciated 6.5% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2022, included debt of R$938.5 million.

As of December 31, 2022, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2022. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2022
Derivatives Instruments(1)	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	2,626.97	-	-	-	-	-	2,626.97	21.22
Average Unit Price	5.41	-	-	-	-	-	5.41	-
FDF C$ x US$:		-	-	-	-	-
Notional Amount	1,410.43	-	-	-	-	-	1,410.43	57.21
Average Unit Price	5.00	-	-	-	-	-	5.00	-
FDF C$ x EUR:		-	-	-	-	-
Notional Amount	32.20	-	-	-	-	-	32.20	1.91
Average Unit Price	5.30	-	-	-	-	-	5.30	-
NDF ARS x US$:		-	-	-	-	-
Notional Amount	1,259.43	-	-	-	-	-	1,259.43	(29.74)
Average Unit Price	5.18	-	-	-	-	-	5.18	-
NDF CLP x US$:		-	-	-	-	-
Notional Amount	745.52	-	-	-	-	-	745.52	(35.56)
Average Unit Price	5.56	-	-	-	-	-	5.56	-
NDF UYU x US$:		-	-	-	-	-
Notional Amount	206.72	-	-	-	-	-	206.72	(15.44)
Average Unit Price	5.87	-	-	-	-	-	5.87	-
NDF BOB x US$:		-	-	-	-	-
Notional Amount	424.25	-	-	-	-	-	424.25	(15.41)
Average Unit Price	5.62	-	-	-	-	-	5.62
NDF PYG x US$:		-	-	-	-	-
Notional Amount	708.74	-	-	-	-	-	708.74	13.30
Average Unit Price	5.23	-	-	-	-	-	5.23	-
NDF MXN x US$:		-	-	-	-	-
Notional Amount	95.48	-	-	-	-	-	95.48	6.10
Average Unit Price	0.24	-	-	-	-	-	0.24	-
NDF US$ x R$:		-	-	-	-	-
Notional Amount	41.02	-	-	-	-	-	41,02	(188.65)
Average Unit Price	0.25	-	-	-	-	-	5.54

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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
159

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

The Depositary has made payments to us in the amount of US$ 1,416,241.59 during 2022. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

161

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.       Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2022, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2022, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2022, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2022, the Company’s internal control over financial reporting is effective.

C.       Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2022, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent registered public accounting firm. Their integrated report, is included in our audited consolidated financial statements included in this Form 20-F.

163

D.       Changes in Internal Control over Financial Reporting

There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

165

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

Auditor Fees

PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, acted as our independent auditor for the fiscal years ended December 31, 2022 and 2021. The table below sets forth the total amount we were billed by PwC in 2022 and 2021 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2022	Year Ended December 31, 2021
	(in R$ thousand)
Audit fees	12,136	9,211
Audit-related fees	2,275	-
Tax fees	-	-
All other fees	128	165
Total	14,539	9,376

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

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2022, 2021 and 2020 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes Ltda. is located at Avenida Brigadeiro Faria Lima, 3732, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB) and its registration numbers are SP 2SP0001/O-5 and 1351, respectively.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
March-2023	0	0.00	Not Specified	Not Specified
February-2023	0	0.00	Not Specified	Not Specified
January-2023	0	0.00	Not Specified	Not Specified
December-2022	7,526	14.52	Not Specified	Not Specified
November-2022	0	0.00	Not Specified	Not Specified
October-2022	0	0.00	Not Specified	Not Specified
September-2022	40,000	15.48	Not Specified	Not Specified
August-2022	0	0.00	Not Specified	Not Specified
July-2022	0	0.00	Not Specified	Not Specified
June-2022	0	0.00	Not Specified	Not Specified
May-2022	39,700	13.73	Not Specified	Not Specified
April-2022	10,395	15.07	Not Specified	Not Specified
March-2022	0	0.00	Not Specified	Not Specified
February-2022	516,590	14.84	Not Specified	Not Specified
January-2022	8,309	15.01	Not Specified	Not Specified
December-2021	0	0.00	Not Specified	Not Specified
November-2021	1,812,181	16.72	Not Specified	Not Specified
October-2021	84,982	16.81	Not Specified	Not Specified
September-2021	5,480	15.30	Not Specified	Not Specified
August-2021	0	0.00	Not Specified	Not Specified
July-2021	0	0.00	Not Specified	Not Specified
June-2021	1,673,389	19.32	Not Specified	Not Specified
May-2021	384,904	16.96	Not Specified	Not Specified
April-2021	5,474	15.62	Not Specified	Not Specified
March-2021	2,515,780	15.47	Not Specified	Not Specified
February-2021	0	0.00	Not Specified	Not Specified
January-2021	6,981	16.02	Not Specified	Not Specified
December-2020	171,479	14.89	Not Specified	Not Specified
November-2020	1,480,465	14.97	Not Specified	Not Specified
October-2020	3,141	13.34	Not Specified	Not Specified
September-2020	23,094	13.16	Not Specified	Not Specified
August-2020	0	0.00	Not Specified	Not Specified
July-2020	0	0.00	Not Specified	Not Specified
June-2020	9,864	13.57	Not Specified	Not Specified
May-2020	0	0.00	Not Specified	Not Specified
April-2020	0	0.00	Not Specified	Not Specified
March-2020	256,086	13.17	Not Specified	Not Specified
February-2020	1,375	14.54	Not Specified	Not Specified
January-2020	992,029	18.99	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.
170

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between the United States and Brazilian Corporate Governance Practices.”

172

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

173

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

174

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

175

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

176

ITEM 19.	EXHIBITS
1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on May 2, 2022).https://www.sec.gov/Archives/edgar/data/1565025/000129281422001980/abev20220429_6k.htm
2.1	Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex41.htm
2.2	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex92.htm
3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016). https://www.sec.gov/Archives/edgar/data/1140467/000119312516498533/d12366dex99236.htm
3.3	Amended and restated New Shareholders’ Agreement, dated April 11, 2016, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.37 to Schedule 13D filed by former AB InBev on April 19, 2016). https://www.sec.gov/Archives/edgar/data/1140467/000119312516545198/d168523dex99237.htm
3.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016). https://www.sec.gov/Archives/edgar/data/1301486/000119312516757125/d276200dex9924.htm
8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 and amended on May 16, 2017 and on December 20, 2020 (English-language translation). (incorporated by reference to the report on Form 6-K furnished by Ambev on December 22, 2020). https://sec.report/Document/0001292814-20-004846/ambevsa20201221_6k1.htm
11.2	Manual on Disclosure and Use of Information and Securities Trading Policies for Ambev S.A., dated March 1, 2013 and amended on August 27, 2014, on March 28, 2016, on May 15, 2019 and on October 13 and 14, 2021 (English-language translation). https://sec.report/Document/0001292814-21-004013/ambevsa20211020_6k1.htm
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
177

13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.
104	Cover page interactive data (embedded within the Inline XBRL document).
178

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By: /s/ Jean Jereissati Neto
Name: Jean Jereissati Neto
Title: Chief Executive Officer

By: /s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Chief Financial Officer

Date: March 17, 2023.

Ambev S.A. Report of independent registered public accounting firm

Report of independent registered public accounting firm

To the Shareholders and Board of Directors Ambev S.A.

Opinions on the financial statements and internal control over financial reporting

We have audited the accompanying consolidated balance sheets of Ambev S.A. and its subsidiaries (the "Company") as of December 31, 2022 and 2021, and the related consolidated income statements, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2022, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2022 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Part II, Item 15. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and limitations of internal control over financial reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

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

Tax contingencies and uncertain tax treatments

As described in Note 30 to the consolidated financial statements, the Company has disclosed contingencies and uncertain tax treatments related to tax litigations of R$ 29,198.1 million and R$ 60,453.5 million, respectively, as of December 31, 2022. The Company discloses contingencies and uncertain tax treatments related to tax litigations in the consolidated financial statements when (i) the likelihood of loss of these lawsuits are classified as possible by management and (ii) in case of income taxes pending litigations, management determines that it is probable that taxation authorities will accept the uncertain tax treatment, and for which there are no provisions.

The principal considerations for our determination that performing procedures relating to tax contingencies and uncertain tax treatments are a critical audit matter are that there was significant judgment by management when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, which in turn led to a high degree of auditor judgment, effort and subjectivity, including the use of professionals with specialized skill and knowledge, in evaluating management's assessment of the losses associated with tax contingencies and uncertain tax treatments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax contingencies and uncertain tax treatments, as well as financial statement disclosures. These procedures also included among others, (1) obtaining and evaluating the letters of audit inquiry with external legal counsel, (2) evaluating the reasonableness of management's assessment regarding tax contingencies and uncertain tax treatments outcomes, and (3) evaluating the sufficiency of the Company's disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company's assessment regarding tax contingencies and uncertain tax treatments outcomes.

PIS and COFINS Recovery - exclusion of ICMS (VAT tax) from the basis of calculation

As described in Note 1(b) to the consolidated financial statements, the Company recorded, in 2022, additional tax credit of R$ 1.2 billion resulting from the exclusion of circulation of goods and services tax (Brazilian VAT - "ICMS") from the tax calculation basis of the social integration program ("PIS") and the contribution to the financing of social security ("COFINS"), related to revenue transactions with subsidiaries, which reliable estimate became possible only after the consolidation of the General Attorney’s Office ("PGFN") understanding on the subject, with important clarifications regarding the content and effects of the decision rendered by the Supreme Federal Court ("STF"), which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS in previous years, and the conclusion of management´s analysis, gathering of supporting documents and quantification of the tax credit.

The principal consideration for our determination that performing procedures relating to this tax credit recognition is a critical audit matter is that there was a significant judgment by management when determining that the amount was estimated with sufficient reliability, by obtaining the respective documents and quantifying the related amount. This in turn led to a high degree of auditor judgment, effort and subjectivity, including the use of professionals with specialized skill and knowledge, in performing the procedures designed to evaluate the recognition of this tax credit.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's assessment, including controls over the recognition of this tax credit. These procedures also included, among others, (1) evaluation of the completeness and accuracy of the calculation obtained by management (principal and interest), (2) reading opinions provided by experts and legal advisors engaged by management, (3) evaluating the reasonableness of management's calculation regarding the total ICMS to be excluded from the calculation basis of PIS and COFINS, (4) evaluating the appropriateness of the Company's disclosures and (5) the involvement of professionals with specialized skill and knowledge to assist in the evaluation of the Company's tax credit calculation.

São Paulo, March 15, 2023

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

We have served as the Company's auditor since 2019.

SUMMARY

CONSOLIDATED INCOME STATEMENTS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2022	2021	2020

Net sales	6	79,708.8	72,854.3	58,379.0
Cost of sales	10	(40,422.1)	(35,659.7)	(27,066.1)
Gross profit		39,286.7	37,194.6	31,312.9

Distribution expenses		(11,395.3)	(9,932.7)	(8,245.0)
Sales and marketing expenses		(7,337.4)	(7,035.5)	(6,374.6)
Administrative expenses		(5,236.8)	(4,877.4)	(2,948.5)
Other operating income/(expenses), net	7	2,513.9	2,124.1	2,679.4
Exceptional items	8	(143.3)	(392.8)	(452.0)
Income from operations		17,687.8	17,080.3	15,972.2

Finance expenses	11	(7,892.2)	(5,427.8)	(5,430.5)
Finance income	11	4,469.1	2,222.4	2,996.0
Net finance result		(3,423.1)	(3,205.4)	(2,434.5)

Share of results of joint ventures		(29.1)	(115.7)	(43.3)
Income before income tax		14,235.6	13,759.2	13,494.4

Income tax expense	12	655.6	(636.6)	(1,762.5)
Net income		14,891.2	13,122.6	11,731.9

Attributable to:
Equity holders of Ambev		14,457.9	12,671.0	11,379.4
Non-controlling interest		433.3	451.6	352.5

Basic earnings per share – common – R$	22	0.9184	0.8052	0.7233
Diluted earnings per share – common – R$	22	0.9123	0.7991	0.7171

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	2022	2021	2020

Net income	14,891.2	13,122.6	11,731.9

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge on foreign operations	-	-	(3.1)
Investment hedge – put option granted on subsidiaries	203.8	193.6	(371.7)
Gains/losses on translation of other foreign operations	(7,067.0)	2,364.4	8,061.0
Gains/losses on translation of foreign operations	(6,863.2)	2,558.0	7,686.2

Cash flow hedge – gains/(losses)
Recognized in Equity (Hedge reserve)	38.0	2,311.2	1,837.9
Reclassified from Equity (Hedge reserve) and included in profit or loss	(356.7)	(1,829.9)	(1,736.5)
Total cash flow hedge	(318.7)	481.3	101.4

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	470.7	340.0	(258.0)

Other comprehensive (loss)/income	(6,711.2)	3,379.3	7,529.6

Total comprehensive income	8,180.0	16,501.9	19,261.5

Attributable to:
Equity holders of Ambev	7,835.5	15,943.3	18,719.6
Non-controlling interest	344.5	558.6	541.9

The accompanying notes are an integral part of these consolidated financial statements. The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 17 - Deferred income tax and social contribution.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Assets	Note	2022	2021

Property, plant and equipment	13	30,055.7	29,224.3
Goodwill	14	40,594.0	42,411.3
Intangible	15	9,222.2	8,689.0
Investments in joint ventures		331.9	305.2
Investment securities	16	219.1	192.9
Deferred tax assets	17	6,438.8	4,727.7
Employee benefits	24	56.6	27.9
Derivative financial instruments	28	1.5	1.6
Income tax and social contributions recoverable		4,607.5	6,326.9
Recoverable taxes	18	6,708.8	6,005.4
Other assets		1,905.2	2,063.3
Non-current assets		100,141.3	99,975.5

Investment securities	16	454.5	1,914.6
Inventories	19	12,923.0	11,000.3
Trade receivables	20	5,349.1	4,791.6
Derivative financial instruments	28	272.3	597.4
Income tax and social contributions recoverable		1,808.7	631.5
Recoverable taxes	18	1,044.8	1,981.1
Other assets		1,037.9	1,082.8
Cash and cash equivalents	21	14,926.4	16,627.7
Current assets		37,816.7	38,627.0

Total assets		137,958.0	138,602.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	2022	2021

Equity	22
Issued capital		58,130.5	58,042.5
Reserves		92,246.6	86,378.8
Carrying value adjustments		(68,421.5)	(61,778.3)
Equity attributable to the equity holders of Ambev		81,955.6	82,643.0
Non-controlling interests		1,372.2	1,374.6
Total Equity		83,327.8	84,017.6

Interest-bearing loans and borrowings	23	2,788.1	2,253.5
Employee benefits	24	2,161.1	3,194.0
Deferred tax assets	17	3,725.7	3,214.0
Income tax and social contribution payable		1,598.7	1,686.9
Taxes and contributions payable		671.0	704.2
Trade payables	26	509.4	617.1
Provisions	27	739.0	603.8
Put option granted on subsidiaries and other liabilities		1,896.8	3,445.2
Non-current liabilities		14,089.8	15,718.7

Bank overdrafts	21	74.3	30.5
Interest-bearing loans and borrowings	23	982.6	847.1
Wages and salaries		2,335.8	2,439.4
Dividends and interest on shareholders’ equity payable		1,464.8	1,425.0
Derivative financial instruments	28	729.4	492.5
Income tax and social contribution payable		1,118.6	1,491.0
Taxes and contributions payable		5,812.9	4,585.9
Trade payables	26	24,328.5	25,077.9
Provisions	27	180.7	172.3
Put option granted on subsidiaries and other liabilities		3,512.8	2,304.6
Current liabilities		40,540.4	38,866.2

Total liabilities		54,630.2	54,584.9

Total equity and liabilities		137,958.0	138,602.5

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings / (losses)	Carrying value adjustments	Total	Non-controlling interests	Total equity

At January 1, 2020	57,866.8	54,811.5	20,874.2	-	(72,274.5)	61,278.0	1,278.0	62,556.0

Net Income	-	-	-	11,379.4	-	11,379.4	352.5	11,731.9

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	7,493.1	7,493.1	193.1	7,686.2
Cash flow hedges	-	-	-	-	99.4	99.4	2.0	101.4
Actuarial gains/(losses)	-	-	-	-	(252.3)	(252.3)	(5.7)	(258.0)
Total comprehensive income	-	-	-	11,379.4	7,340.2	18,719.6	541.9	19,261.5
Capital increase	32.3	(32.3)	-	-	-	-	-	-
Effect of application of IAS 29 (hyperinflation)	-	-	-	1,344.9	-	1,344.9	(2.5)	1,342.4
Options granted on subsidiaries	-	-	-	-	(37.4)	(37.4)	-	(37.4)
Gains/(losses) of controlling interest	-	-	-	-	0.4	0.4	0.5	0.9
Tax on deemed dividends	-	-	-	-	(5.9)	(5.9)	-	(5.9)
Dividends paid	-	-	-	(1,206.9)	-	(1,206.9)	(482.4)	(1,689.3)
Interest on shareholder´s equity	-	-	-	(6,509.5)	-	(6,509.5)	-	(6,509.5)
Purchases of shares, results from treasury shares and share-based payments	-	206.4	-	-	-	206.4	-	206.4
Prescribed/(complementary) dividends	-	-	-	26.1	-	26.1	-	26.1
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,332.8	(1,332.8)	-	-	-	-
Investments reserve	-	-	3,713.0	(3,713.0)	-	-	-	-
At December 31, 2020	57,899.1	54,985.6	25,920.0	-	(64,989.0)	73,815.7	1,335.5	75,151.2

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2021	57,899.1	54,985.6	25,920.0	-	(64,989.0)	73,815.7	1,335.5	75,151.2

Net Income	-	-	-	12,671.0	-	12,671.0	451.6	13,122.6

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	2,449.7	2,449.7	108.3	2,558.0
Cash flow hedges	-	-	-	-	480.8	480.8	0.5	481.3
Actuarial gains/(losses)	-	-	-	-	341.8	341.8	(1.8)	340.0
Total comprehensive income	-	-	-	12,671.0	3,272.3	15,943.3	558.6	16,501.9
Capital increase (Note 22)	143.4	(134.4)	-	-	-	9.0	-	9.0
Effect of application of IAS 29 (hyperinflation)	-	-	-	2,063.7	-	2,063.7	21.4	2,085.1
Options granted on subsidiaries	-	-	-	-	(1.9)	(1.9)	-	(1.9)
Gains/(losses) of controlling interest	-	-	-	-	(46.2)	(46.2)	8.6	(37.6)
Tax on deemed dividends	-	-	-	-	(1.7)	(1.7)	-	(1.7)
Dividends paid	-	-	-	(2,099.5)	-	(2,099.5)	(549.5)	(2,649.0)
Interest on shareholder´s equity	-	-	-	(7,400.1)	-	(7,400.1)	-	(7,400.1)
Purchases of shares, results from treasury shares and share-based payments	-	336.0	-	-	-	336.0	-	336.0
Prescribed/(complementary) dividends	-	-	-	24.7	-	24.7	-	24.7
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	1,423.5	(1,423.5)	-	-	-	-
Investments reserve	-	-	3,848.1	(3,848.1)	-	-	-	-
At December 31, 2021	58,042.5	55,187.2	31,191.6	-	(61,778.3)	82,643.0	1,374.6	84,017.6

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2022	58,042.5	55,187.2	31,191.6	-	(61,778.3)	82,643.0	1,374.6	84,017.6

Net Income	-	-	-	14,457.9	-	14,457.9	433.3	14,891.2

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(6,772.2)	(6,772.2)	(91.0)	(6,863.2)
Cash flow hedges	-	-	-	-	(316.7)	(316.7)	(2.0)	(318.7)
Actuarial gains/(losses)	-	-	-	-	466.5	466.5	4.2	470.7
Total comprehensive income	-	-	-	14,457.9	(6,622.4)	7,835.5	344.5	8,180.0
Capital increase (Note 22)	88.0	(64.3)	-	-	-	23.7	-	23.7
Effect of application of IAS 29 (hyperinflation)	-	-	-	3,224.5	-	3,224.5	9.2	3,233.7
Gains/(losses) of controlling interest	-	-	-	-	(2.8)	(2.8)	(0.3)	(3.1)
Tax on deemed dividends	-	-	-	-	(6.2)	(6.2)	-	(6.2)
Dividends paid	-	-	-	-	-	-	(357.4)	(357.4)
Interest on shareholder´s equity	-	-	-	(11,999.8)	-	(11,999.8)	-	(11,999.8)
Purchases of shares, results from treasury shares and share-based payments	-	216.8	-	-	-	216.8	1.6	218.4
Prescribed/(complementary) dividends	-	-	-	20.9	-	20.9	-	20.9
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	2,018.6	(2,018.6)	-	-	-	-
Investments reserve	-	-	3,696.7	(3,696.7)	-	-	-	-
At December 31, 2022	58,130.5	55,339.7	36,906.9	-	(68,421.5)	81,955.6	1,372.2	83,327.8

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2022	2021	2020

Net income		14,891.2	13,122.6	11,731.9
Depreciation, amortization and impairment		5,956.3	5,396.7	5,167.4
Impairment losses on receivables and inventory		351.8	200.8	296.1
Additions/(reversals) in provisions and employee benefits		232.7	244.6	239.7
Net finance costs	11	3,423.1	3,205.4	2,434.5
Losses/(gains) on sale of property, plant and equipment and intangible assets		(88.8)	(142.8)	(78.8)
Equity-settled share-based payment expenses	25	313.9	387.6	208.7
Income tax expense	12	(655.6)	636.6	1,762.5
Share of result of joint ventures		29.1	115.7	43.3
Hedge operations results		(466.6)	(1,852.2)	(1,769.9)
Other non-cash items included in profit		(17.4)	-	-
Cash flow from operating activities before changes in working capital and use of provisions		23,969.7	21,315.0	20,035.4

(Increase)/decrease in trade and other receivables		(322.5)	341.4	(848.8)
(Increase)/decrease in inventories		(3,088.0)	(3,499.5)	(1,303.4)
Increase/(decrease) in trade and other payables		726.6	6,157.5	3,049.8
Cash generated from operations		21,285.8	24,314.4	20,933.0

Interest paid		(826.3)	(498.2)	(768.8)
Interest received		1,095.0	377.1	320.3
Dividends received		6.6	13.1	13.8
Income tax paid		(919.0)	(1,305.1)	(1,642.5)
Cash flow from operating activities		20,642.1	22,901.3	18,855.8

Proceeds from sales of property, plant and equipment and intangible assets		133.9	301.7	108.0
Proceeds from sales of subsidiaries’ operations		-	0.5	-
Acquisitions of property, plant and equipment and intangible assets		(6,533.1)	(7,677.1)	(4,692.7)
Acquisitions of subsidiaries, net of cash acquired		(3.0)	(133.8)	(431.5)
Acquisitions of other investments		(30.0)	(5.3)	(19.1)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		1,413.0	(236.0)	(1,764.3)
Net proceeds/(acquisitions) of other assets		15.0	15.0	-
Cash flow from investing activities		(5,004.2)	(7,735.0)	(6,799.6)

Capital increase		23.8	9.1	-
Capital increase/(decrease) of non-controlling interest		-	-	0.7
Proceeds/(repurchases) of treasury shares		(54.1)	(44.2)	(7.4)
Acquisitions of non-controlling interest		(0.1)	-	-
Proceeds from borrowings		274.9	315.2	3,767.9
Repayment of borrowings		(230.2)	(2,454.0)	(2,042.9)
Cash net of finance costs other than interests		(3,255.1)	(2,089.6)	(2,971.5)
Payment of lease liabilities		(854.7)	(663.2)	(498.5)
Dividends and interest on shareholders’ equity paid		(12,242.3)	(11,115.3)	(6,850.3)
Cash flow from financing activities		(16,337.8)	(16,042.0)	(8,602.0)

Net increase/(decrease) in cash and cash equivalents		(699.9)	(875.7)	3,454.2
Cash and cash equivalents less bank overdrafts at the beginning of the year		16,597.2	17,090.3	11,900.7
Effect of exchange rate fluctuations on cash and cash equivalents		(1,045.2)	382.6	1,735.4
Cash and cash equivalents less bank overdrafts at the end of the year		14,852.1	16,597.2	17,090.3

The accompanying notes are an integral part of these consolidated financial statements.

1.	CORPORATE INFORMATION

(a)	Description of business

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

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”).

The consolidated financial statements were authorized for issue by the Board of Directors on March 15, 2023.

(b)	Major corporate events in 2022, 2021 and 2020

Tax Credits - 2022

After the decision of the Federal Supreme Court (“STF”) in the judgment of RE 574,706/PR, rendered in 2017 and ratified in May 2021, which declared the unconstitutionality of the inclusion of the ICMS in the taxable base of PIS and COFINS, the General Attorney’s Office (“PGFN”), with binding effects, ruled on the content and effects of this decision. The PGFN normative (PGFN Opinion 14,483/2021, which approved and complemented PGFN Opinion No. 12,943/2021) presented its understanding of the limits of the judgment and equated the procedures that must be observed by the Tax Administration in relation to the matter, especially with regard to issues related to the ICMS to be excluded from the taxable base of PIS and COFINS, temporal aspects regarding the applicability of the STF understanding (modulation of effects) and the impacts of said exclusion on the credits recorded by the purchasers upon acquisitions.

Considering the consolidation of PGFN's understanding on the subject with biding effects, with important clarifications regarding the content and effects of the decision rendered by the STF in the context of RE 574,706/PR, the Company carried out a set of analyses, with the support of its legal advisors and external consultants, with the purpose of deepening and exhausting all legal issues related to a specific portion of its transactions, which, as they involve transactions between subsidiaries, present greater complexity in terms of quantification of recoverable credit, notably considering aspects related to the system of non-cumulative calculation of PIS and COFINS within a Group structure.

Such analysis presented additional complexity when compared to the scenarios for recognition of credits resulting from exclusion of ICMS in the tax base of social contributions on gross revenues (“PIS and COFINS”) previously registered by the Company, since it involves transactions with subsidiaries, as mentioned above, considering the necessity of combining the legal understandings referred to above with the specific taxation regime in which the Company is inserted.

In the second quarter of 2022, all relevant and necessary steps were concluded for the fulfillment of the requirements for the accounting recognition of the asset, including its measurement with reasonable assurance, the gathering of supporting documents and the quantification of the credit, the Company had its 2022 results positively impacted by an additional tax credit of R$1.2 billion.

With respect to the amount referred to above, R$0.9 billion was recorded in Other Operating Income, as described in Financial Statement Note 7 – Other Operating Income/(Expenses), and R$0.3 billion in Financial Income, as described in Note 11 – Financial Expenses and Income.

COVID-19 pandemic impacts

The impact of the pandemic on our operations and the restrictions imposed in response by national governments, especially since March 2020, have generated significant changes in market dynamics both in the off-trade sales channel, mainly comprised of supermarkets, and in the on-trade channel, which consists of bars and restaurants. In each case, the more severe the restrictions on the marketing and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were the most affected countries, especially in the fiscal year 2021. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represents a small portion of the Company’s total volume.

In early 2022, our operations, mainly in Brazil, were impacted by the spread of the Omicron variant of COVID-19, which, combined with factors such as unfavorable weather, negatively impacted our sales. From the second quarter on, with the progress of the vaccination programs and the greater control over the advance of the COVID-19 pandemic, there was a relaxation of the restrictions in the regions in which we operate, favoring the recovery of the on-trade channel, despite the uncertainty about how the consumption recovery will evolve in each of these territories.

In Brazil, the consistent implementation of the Company's strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same period of 2021. In the event that circumstances related to the COVID-19 pandemic evolve, government authorities may implement emergency measures to mitigate the spread of the disease. The pandemic and corresponding mitigation measures may have an adverse impact on global economic conditions as well as the Company's business. The extent of the pandemic COVID-19 impact on the Company's business will depend on future developments, such as the duration of further outbreaks, any possible trade shutdowns and restrictions, and the effectiveness of actions taken in the regions where we operate and in other countries to contain and treat the disease. As such events are highly uncertain, the Company cannot determine their financial impact at this moment. Any adverse impacts could result in a material adverse effect on our business, liquidity, financial condition and results of operations. However, we continue to manage our cash and capital resources with discipline, and management concludes that there is no doubt about the Company's ability to continue operations.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at December 31, 2022, which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 14 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the financial statements and disclosed in explanatory notes. In addition, due to the protective actions taken for its staff and the donations made by its community, the Company incurred exceptional expenses of R$16.7, at December 31, 2022, as reported in Note 8 - Exceptional items.

Share buyback program

The Board of Directors, in a meeting held on March 18, 2021, approved, pursuant to article 30, 1st Paragraph, “b”, of Law 6,404/76 and CVM Instruction 567/15 (revoked by CVM Resolution 77/22), a share buyback program of shares issued by the Company (“Program”) up to the limit of 5,700,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program was closed in September 18, 2022, according to the deadline previously disclosed by the Company at the Material Fact disclosed to market on March 18, 2021. At the same date, the Company had 4,357,308,131 outstanding shares as defined in CVM Instruction 567/15 (revoked by CVM Resolution 77/22). The acquisitions occurred in 2022 and 2021 fiscal years as per a deduction of the capital reserve account recorded in the balance sheets dated as at December 31, 2022 and 2021, respectively. The transaction was carried out through the following financial institutions: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A. and Itaú Corretora de Valores S.A.

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

At December 31, 2022, there were no exercises for these options. The details of the assumptions used for these options are described in Note 28 (Item IV (d)).

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

Exchange contracts for future financial flows - Equity Swaps

On May 13, 2020 and on December 9, 2020, the Board of Directors of Ambev approved equity-swap contracts, without impact on the liquidation, on the regulatory deadline, of the equity-swap contracts which were still in force. The settlement of these equity-swap contracts is to take place over a maximum term of 18 months from the date of approval, and such contracts may result to exposure of up to 65 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.0 billion and 80 million common shares (all or part of which may be in the form of ADRs), up to a value limit of R$1.2 billion, respectively. These contracts were settled during the year 2021, and on December 31, 2021, there is no balance or pending issue regarding these equity swap contracts.

2.	STATEMENT OF COMPLIANCE

The consolidated financial statements have been prepared using the going concern basis of accounting and are being presented in accordance with the International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”), effective as at December 31, 2022 and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

There were no significant changes in the accounting policies and calculation methods used for the annual financial statements as at December 31, 2022 compared to those presented in the financial statements for the years ended December 31, 2021 and 2020.

(a)	Basis of preparation and measurement

The financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million. The measurement basis used in preparing the financial statements is the historical cost, net realizable value, fair value or recoverable amount.

(b)	Recently issued IFRS

The revised standards and new standards, which became effective in 2022 are not applicable or did not have any material impact for the Company for the preparation of these consolidated financial statements.

Other Standards, Interpretations and Amendments to Standards

There are no other Standards, Interpretations and/or Amendments to Standards that are not in force and that the Company expects to have a material impact resulting from their application in the consolidated financial statements.

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

Subsidiaries are consolidated from the date on which control is obtained by the Company, except when the predecessor basis of accounting is applied to transactions of business combinations under common control. Consolidation is discontinued from the date on which control ceases.

Ambev uses the purchase method to account for its business combinations. The consideration transferred for the acquisition of a subsidiary represents the fair value of the assets transferred, the liabilities incurred, and the equity interest issued by Ambev.

The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income as they are incurred. Assets, liabilities and contingent liabilities acquired or assumed in a business combination are recognized initially at their fair value as at the acquisition date. Ambev recognizes the non-controlling interest in the acquiree, either at its fair value or at the non-controlling interest’s proportional share of the net assets acquired. The measurement of the non-controlling interest to be recognized is determined for each acquisition.

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

Associates

Associates are companies which the Company has significant influence over the financial and operational policies but does not control.

The list of main associates and subsidiaries are disclosed in note 32 - Group Companies

Joint arrangements

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

Business combination between entities under common control

Business combinations between entities under common control have not been addressed under IFRS how they should be disclosed remains unclear. IFRS 3 - Business Combinations is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control, thus, in evaluating transactions of this nature, Management’s judgment is required to adequately reflect the essence and economic reality of each transaction.

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

Even when recorded in the acquiring entity, the goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the foreign exchange rate at the balance sheet date.

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

Exchange rates

The most significant exchange rates used for the preparation of the Company’s financial statements are as follow:

			Closing rate			Average rate
Currency	Name	Country	2022	2021	2020	2022	2021	2020

CAD	Canadian Dollar	Canada	3.8540	4.3914	4.0791	3.9807	4.2960	3.6414
DOP	Dominican Peso	Dominican republic	0.0925	0.0970	0.0891	0.0937	0.0938	0.0885
USD	US Dollar	Panamá and Cuba	5.2177	5.5805	5.1967	5.1644	5.3687	4.9348
GTQ	Quetzal	Guatemala	0.6623	0.7201	0.6700	0.6649	0.6954	0.6405
ARS	Argentinean Peso	Argentina	0.0295	0.0543	0.0618	0.0403	0.0568	0.0750
BOB	Bolivian Peso	Bolivia	0.7497	0.8018	0.7467	0.7420	0.7714	0.7090
PYG	Guarani	Paraguay	0.0007	0.0008	0.0007	0.0007	0.0008	0.0007
UYU	Uruguayan Peso	Uruguay	0.1302	0.1249	0.1227	0.1253	0.1236	0.1218
CLP	Chilean Peso	Chile	0.0061	0.0066	0.0073	0.0059	0.0071	0.0062
BBD	Barbadian Dollar	Barbados	2.5721	2.7510	2.5618	2.5458	2.6465	2.4326

(e)	Segment reporting

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

The Company conducts its operations across four business segments, as follow:

▪ Brazil, where the Company operates two business subunits: (i) beer and (ii) non-alcoholic beverages (NAB);

▪ Central America and Caribbean (“CAC”), which includes direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Nicaragua and Honduras), Barbados and Panama;

▪ Latin America South (LAS), which includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay; and

▪ Canada, represented by the operations of Labatt Brewing Company Ltd.

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

Goods sold

Revenue is measured based on the consideration which the Company expects to have the right to receive in contracts with customers and excludes amounts collected on behalf of third parties.

Revenue recognition is based on the five-step approach of IFRS 15 - “Revenue from Contracts with Customers”:

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

Revenue from the sale of goods is measured at the amount that reflects the best estimate of the consideration expected to be received in exchange for those goods. Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. These trade incentives are treated as variable considerations. If the consideration includes a variable component, the company estimates the amount of consideration to which it will be entitled for transferring the promised goods or services to the customer. A variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized would not be subject to significant future reversals when the respective uncertainty is resolved.

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

Finance expenses

Finance expenses comprise interest payable on borrowing, calculated using the effective interest rate method, present value adjustment for trade payables, foreign exchange losses, losses on currency hedging instruments intended for the offsetting of currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as held for trading, impairment losses on financial assets classified as available for sale, and any losses due to hedge ineffectiveness.

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

Deferred taxes are recognized using the balance sheet liability approach. This means that a deferred tax liability or asset is recognized for all taxable and tax-deductible temporary differences between the tax and accounting basis of assets and liabilities. Under this method, a provision for deferred taxes is also calculated on the differences between the fair value of assets and liabilities acquired in a business combination and their tax basis. IAS 12 prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (1) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and (2) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

The deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available. The deferred income tax asset is reduced to the extent that it is no longer probable that the future taxable benefit will occur.

Furthermore, the Company applies the provisions of IFRIC 23 - Uncertainty on the Treatment of Income Taxes, in relation to the treatments that affected the calculation of income taxes (uncertain tax treatments), as disclosed in note 30 – Contingencies – Uncertainties about treatment of IRPJ and CSLL.

(j)	Property, plant and equipment

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing costs incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g. nonrefundable tax, transportation and the costs of dismantling, removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as an acquired asset. The depreciation methods, residual value, and the useful lives are reassessed and adjusted if appropriate, on an annual basis.

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets are capitalized as part of the cost of such assets.

Land is not depreciated since it is deemed to have an indefinite useful life.

Property, plant and equipment, and depreciation include the effects of using the predecessor basis of accounting (Note 3 (c)).

Subsequent expenditure

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits of the component will flow to the Company and the cost of the component can be measured reliably. All other costs are expensed as incurred.

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

The assets’ residual values and useful lives are reviewed when necessary. Management uses its judgment to assess and ascertain the useful lives of these assets.

Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amounts and are recognized in other operating income/(expenses) in the income statement.

Leases

With the adoption of IFRS 16 – Leasings, the Company began to recognize a right-of-use asset and a liability at the date of the beginning of the lease term.

The Company recognizes the right-of-use asset and a corresponding lease liability related to all lease contracts which is the lessee, except for short-term leases (defined as leases with terms of 12-month or less) and leases of low value assets, that comprehend goods with value equal or below US$5,000.00. To these leases, the Company recognizes the lease payments as operating expense during the lease course.

Currently, the main leases by the Company are related to trucks, forklifts, real estate, commercial vehicles and industrial equipment contracts.

The lease liability is initially measured at lease payments present value, discounted by using the rate implicit in the lease. If the rate cannot be promptly determined, the Company uses its incremental loan rate specific for the country, deadline and currency of the contract or other local criteria.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or known rate at the commencement date, and purchase options or extension options payments if the Company is reasonably certain to exercise these options. All contracts establish an annual readjustment of payments according to the rates established in the contract.

A lease liability is remeasured upon a change in the lease term or on the future payments and the corresponding adjustment is also made in right-of-use assets.

The Company applies IAS 36 to determine if right-of-use asset are subject to impairment and to record eventual losses by impairment.

The lease liability is disclosed in the “Interest-bearing loans and borrowing” line and the right-of-use assets are disclosed in the “Property, plant and equipment” line of the balance sheet.

(k)	Goodwill

Goodwill arises on acquisitions of subsidiaries, associates, and joint arrangement and it is determined as the excess between the sum of (i) the consideration paid in exchange for control of the acquiree; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired and liabilities assumed, measured in accordance with IFRS 3 - “Business Combinations” as at the date of acquisition. All business combinations are accounted for using the purchase method.

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

Software

Purchased software is measured at cost less accumulated amortization. Amortization related to software is included in the cost of sales, commercial expenses or administrative expenses, based on the business activity which the software is intended to support.

The expenditures related to software maintenance are recognized as expense, as incurred. The expenditures with development, as the expenditures with employees allocated in software development, which are directly attributed to identifiable and exclusive software, controlled by the Company, are recognized as intangible assets.

Commercial intangibles

The Company records supply rights, which consists in the Company's right to supply a customer and the customer's commitment to purchase the Company's products, and distribution rights which are the rights to sell specific products in a certain territory.

Other intangible assets

Other intangible assets, acquired by the Company, including multi-year sponsorship rights, are measured at cost less accumulated amortization and impairment losses.

Amortization

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Licenses, supply, and distribution rights are amortized over the period for which the rights exist, based on the contract terms, which vary, in general, from 1 to 8 years. Brands are considered to have indefinite lives, and therefore, are not amortized. Software and capitalized development costs related to technology are amortized over a period of 3 to 5 years.

Items that are not amortized are tested for impairment on an annual basis.

Gains and losses on sale

Net gains on sale of intangible assets are presented in the income statement as other operating income. Net losses on sale are included as other operating expenses. Net gains and losses are recognized in the income statement when the control has been transferred to the buyer, recovery of the consideration is probable, the associated costs can be estimated reliably.

(m) Recognition of assets and liabilities relating to extemporaneous tax debits or credits

The accounting policy applied by the Company considers the extemporaneous tax credits and debits of any nature as determined by IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, except for income taxes, which the Company applies the policy disclosed in item (i) – Income tax and social contribution of this note.

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

From October 1, 2020, the accounting policy for the recognition of assets and liabilities of extemporaneous tax credits and debits of any nature to record as “Other operating income/(expenses)”, with an exception for amnesty payments, accounted for as exceptional items, given their one-off nature.

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

Provisions for impairment losses are constituted, when necessary, in compliance with write-offs, slow moving and obsolete inventory of the Company’s policies.

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

Other assets are mainly composed of loans to customers, cash deposits on guarantees and tax receivables. These instruments are initially recognized at fair value and subsequently measured at amortized cost. Any impairment losses and foreign exchange results are directly recognized in profit or loss.

If the receivable term is equivalent to one year or less, the accounts receivable are classified as current assets. Otherwise, they are presented as non-current assets.

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

Different share and share option programs allow management and other members appointed by the Board of Directors and People Committee, as each case, to acquire shares in the Company as in Note 25 - Share-based payments.

(u)	Trade payables

Trade payables are recognized initially at their fair values and subsequently at amortized cost using the effective interest method. When relevant, trade payables values are adjusted by their present value, considering the following assumptions to calculation: (i) the amount to be discounted; (ii) the settlement dates; and (iii) the discount rate, in accordance with IFRS 13.

(v)   Provisions and contingent liabilities

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

Contingent liabilities

The Company and its subsidiaries have tax, civil and labor lawsuits defined as contingent liabilities, according to IAS 37, for which no provisions have been recorded, due to the judgment by management for developing the estimate. Possible contingent liabilities are not recognized but are disclosed in note 30 - Contingencies.

The contingent liabilities with remote possibility of outflow in settlement are not disclosed, as the possibility of any disbursement in the settlement is remote, in accordance with IAS 37.

From the fourth quarter of 2022 onwards, the nomenclature of the accounting policy “provisions” was changed to “provisions and contingent liabilities”.

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

The measurement of the Company’s financial assets is as follows:

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the risk related to the variability of foreign exchange rates, interest rates and commodity prices. Derivative financial instruments, that are contracted to protect against the exposure but that do not meet all of the hedge accounting requirements, will be recognized at fair value through profit or loss.

Derivative financial instruments are initially recognized at fair value. The fair value is the value at which an asset can be realized, or a liability settled, between knowledgeable and willing to negotiate parties of such financial instruments’ characteristics under normal market conditions. The fair value of derivative financial instruments can be obtained from market prices or from pricing models that reflect current market rates, as well as the credit quality of the counterparty.

Subsequent to initial recognition, derivative financial instruments are remeasured to their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these instruments are cash flow hedges or net investment hedges, where portions of gains or losses on the hedge instrument defined as effective hedges are recognized in comprehensive income. The hedge designated instrument is the effective element present in the term contract, of which only the present element value change is recognized in comprehensive income. The term element, which can be separated and excluded from the financial instrument designation as hedge instrument is recognized in financial result, in accordance with IFRS 9 - Financial Instruments.

The Company contracts commodities derivatives which have similar terms to the hedged items. The Company applies component hedging to its commodities. The hedged component is contractually specified and matches with what is defined in the derivative contract, and therefore the hedge ratio is always 1:1. Hedge effectiveness is assessed on a qualitative basis. Whenever the terms do not match, the company uses the hypothetical derivatives method to assess the hedge effectiveness. Therefore, usually causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either party to the derivative contract.

Cash flow hedge accounting

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability, or the foreign currency risk or commodity price variations associated with a highly probable transaction, the effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve), and will be reclassified from the cash flow hedge reserve to the same line item within which and the same period during which the cash flow futures were hedged. The ineffective portion of any gain or loss is recognized immediately in the current income statement, in the financial result.

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

The carrying amounts of non-financial assets, such as property, plant and equipment and intangible assets with defined useful lives are reviewed, at least, at each reporting date to determine the existence of any indication of impairment. If there is any indication, the asset’s recoverable amount is estimated, and the non-recoverable amount is recognized as an impairment in the income statement.

The goodwill and intangible assets with indefinite useful life are tested for impairment on an annual basis, regardless of any indication, by comparing its accounting value with its recoverable value.

Goodwill, intangible assets not yet available for use, and intangibles with indefinite useful lives, are tested for impairment at the business unit level (one level below the reportable segment level) at least annually, or whenever there is any indication of impairment.

An impairment loss is recognized whenever the carrying amount of an asset or the related cash-generating unit (“CGU”) exceeds its recoverable amount. Impairment losses are recognized in the income statement. Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

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

(y)   Tax incentives and subsidized loans

The Company is entitled to state tax benefits in Brazil, provided by government grants. Referred grants may be in the form of rate reduction, calculation basis reduction, financing or subsidized loans, presumed credits, effective collection, payment deferral or partial reductions of state tax payable. The effective collection incentives are recorded in the operating net revenue, due to its nature, as the others are recognized in other operating income.

As before mentioned, among the tax incentives granted to the Company, there are state tax incentive programs to promote industrial development either by financing or by deferring payment of taxes. These state programs are intended to promote, in the long-term, increases in employment rates, industrial decentralization, as well as to complement and diversify states industrial matrix.

In the case of these programs, the tax terms are set in the respective state normative acts and state concessive acts, depending on their nature, when conditions for obtaining these grants exist, they are under the Company's control. Such benefits comply with the systematic set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. The financial component of these incentives is recorded in the income statement, on an accrual basis.

The financing or payment deferral forms of benefits, as the interest rates and terms of these loans could be advantageous compared to market conditions, are considered as subsidized loans as intended by IAS 20. The respective subsidies consist of the gains identified by comparing the value of these operations under the market conditions to the value agreed in the contracts. Thereby, upon receipt of funding, the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies of similar nature. Management reviews the market conditions prevailing in the year to assess such subsidies on an annual basis.

Monthly, considering of the value of the consideration, the period to maturity, the contract interest rate and the abovementioned discount rate, the reduction in present value adjustment is allocated to financial income, to bring the balance to zero by the time of settlement of each consideration.

Such financing is recognized as liability adjusted to its present value. When there is an intervening financial institution in the transaction, the financing is recorded at “interest-bearing loans and borrowings”, otherwise, they are recorded at “trade payables”, due to the underlying economic essence and nature of the transaction.

From the fourth quarter of 2022, the nomenclature of the accounting policy “government grants” was changed to “tax incentives and subsidized loans”.

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

(ii) business combinations (Note 3 (c) and (k);

(iii) joint arrangements (Note 3 (c));

(iv) accounting and financial reporting in hyperinflationary economies (Note 3 (d));

(v) current and deferred tax (Note 3 (i));

(vi) leases (Note 3 (j));

(vii) assets and liabilities recognition related to extemporaneous tax credits and debits (Note 3 (m));

(viii) employee benefits (Note 3 (s));

(ix) share-based payments (Note 3 (t));

(x) provisions and contingent liabilities, including tax contingencies (Note 3 (v));

(xi) measurement of financial instruments, including derivatives (Note 3 (w));

(xii) impairment (Note 3 (w) and (x)) and

(xiii) Tax incentives and subsidized loans (Note 3 (y)).

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

5.	SEGMENT REPORTING

(a)     Reportable segments - Years ended:

	Brazil			CAC (i)			Latin America - south (ii)			Canada			Consolidated
	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020

Net sales	42,635.8	35,586.5	30,196.5	9,440.1	9,947.4	7,319.3	17,371.2	16,571.7	11,560.8	10,261.7	10,748.7	9,302.4	79,708.8	72,854.3	58,379.0
Cost of sales	(22,736.8)	(18,309.1)	(14,112.9)	(4,860.8)	(4,727.9)	(3,307.5)	(8,553.1)	(8,235.7)	(5,937.4)	(4,271.4)	(4,387.0)	(3,708.3)	(40,422.1)	(35,659.7)	(27,066.1)
Gross profit	19,899.0	17,277.4	16,083.6	4,579.3	5,219.5	4,011.8	8,818.1	8,336.0	5,623.4	5,990.3	6,361.7	5,594.1	39,286.7	37,194.6	31,312.9
Distribution expenses	(6,111.1)	(5,123.1)	(4,241.9)	(1,020.7)	(872.7)	(751.5)	(2,159.5)	(2,010.1)	(1,492.8)	(2,104.0)	(1,926.8)	(1,758.8)	(11,395.3)	(9,932.7)	(8,245.0)
Sales and marketing expenses	(4,065.0)	(3,440.3)	(3,444.1)	(645.5)	(693.3)	(542.4)	(1,426.9)	(1,542.9)	(1,165.6)	(1,200.0)	(1,359.0)	(1,222.5)	(7,337.4)	(7,035.5)	(6,374.6)
Administrative expenses	(3,346.0)	(3,006.2)	(1,629.6)	(333.6)	(427.7)	(305.0)	(835.0)	(832.0)	(574.9)	(722.2)	(611.5)	(439.0)	(5,236.8)	(4,877.4)	(2,948.5)
Other operating income/(expenses)	2,361.3	2,096.0	2,887.2	(52.9)	12.4	(23.5)	192.7	38.8	(159.9)	12.8	(23.1)	(24.4)	2,513.9	2,124.1	2,679.4
Exceptional items	(34.5)	(210.1)	(173.8)	(16.1)	(46.7)	(70.5)	(60.5)	(115.4)	(145.7)	(32.2)	(20.6)	(62.0)	(143.3)	(392.8)	(452.0)
Income from operations	8,703.7	7,593.7	9,481.4	2,510.5	3,191.5	2,318.9	4,528.9	3,874.4	2,084.5	1,944.7	2,420.7	2,087.4	17,687.8	17,080.3	15,972.2
Net finance costs	(1,110.3)	(858.1)	(663.9)	(50.0)	(80.1)	9.8	(1,933.2)	(2,177.8)	(1,731.4)	(329.6)	(89.4)	(49.0)	(3,423.1)	(3,205.4)	(2,434.5)
Share of results of joint ventures	(38.3)	(11.7)	(7.2)	0.1	(79.7)	(4.9)	-	-	-	9.1	(24.3)	(31.2)	(29.1)	(115.7)	(43.3)
Income before income tax	7,555.1	6,723.9	8,810.3	2,460.6	3,031.7	2,323.8	2,595.7	1,696.6	353.1	1,624.2	2,307.0	2,007.2	14,235.6	13,759.2	13,494.4
Income tax expense	2,787.7	1,953.2	(203.1)	(771.2)	(1,301.7)	(713.2)	(672.9)	(509.4)	(118.4)	(688.0)	(778.7)	(727.8)	655.6	(636.6)	(1,762.5)
Net income	10,342.8	8,677.1	8,607.2	1,689.4	1,730.0	1,610.6	1,922.8	1,187.2	234.7	936.2	1,528.3	1,279.4	14,891.2	13,122.6	11,731.9

EBITDA (iii)	12,028.8	10,564.3	12,388.7	3,315.6	3,789.2	2,995.0	5,725.4	5,071.4	3,182.6	2,545.2	2,936.4	2,529.8	23,615.0	22,361.3	21,096.1
Depreciation, amortization and impairment	(3,363.4)	(2,982.3)	(2,914.5)	(805.0)	(677.4)	(681.0)	(1,196.5)	(1,197.0)	(1,098.1)	(591.4)	(540.0)	(473.6)	(5,956.3)	(5,396.7)	(5,167.4)
Net finance costs	(1,110.3)	(858.1)	(663.9)	(50.0)	(80.1)	9.8	(1,933.2)	(2,177.8)	(1,731.4)	(329.6)	(89.4)	(49.0)	(3,423.1)	(3,205.4)	(2,434.5)
Income tax expense	2,787.7	1,953.2	(203.1)	(771.2)	(1,301.7)	(713.2)	(672.9)	(509.4)	(118.4)	(688.0)	(778.7)	(727.8)	655.6	(636.6)	(1,762.5)
Net income	10,342.8	8,677.1	8,607.2	1,689.4	1,730.0	1,610.6	1,922.8	1,187.2	234.7	936.2	1,528.3	1,279.4	14,891.2	13,122.6	11,731.9

EBITDA margin as a % (iii)	28.2%	29.7%	41.0%	35.1%	38.1%	40.9%	33.0%	30.6%	27.5%	24.8%	27.3%	27.2%	29.6%	30.7%	36.1%

Acquisition of property, plant and equipment	4,062.9	4,645.1	3,114.9	968.4	801.6	492.3	1,112.8	1,665.4	621.8	389.0	565.0	463.7	6,533.1	7,677.1	4,692.7

(continued)

	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020	2022	2021	2020

Segment assets	57,353.8	54,609.4	48,970.2	15,385.6	15,351.9	13,521.4	22,044.5	21,583.0	17,211.2	16,093.3	18,016.6	16,487.9	110,877.2	109,560.9	96,190.7
Intersegment elimination													(2,533.0)	(2,868.5)	(2,187.6)
Non-segmented assets													29,613.8	31,910.1	31,193.2
Total assets													137,958.0	138,602.5	125,196.3

Segment liabilities	29,153.2	27,611.2	25,032.6	5,098.0	5,414.4	4,114.2	6,843.6	7,843.6	5,156.4	5,053.7	6,156.5	6,256.6	46,148.5	47,025.7	40,559.8
Intersegment elimination													(2,534.2)	(2,869.1)	(2,187.4)
Non-segmented liabilities													94,343.7	94,445.9	86,823.9
Total liabilities													137,958.0	138,602.5	125,196.3

(i)	CAC: includes the Dominican Republic, Panama, Guatemala, Cuba, Barbados, Saint Vincent, Dominica, Nicaragua, Honduras and Antigua.

(ii)	Latin America - South: includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

(iii)	From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

(b)     Additional information - by Business unit - Years ended:

	Brazil
	Beer			NAB			Total
	2022	2021	2020	2022	2021	2020	2022	2021	2020

Net sales	35,857.9	30,537.1	25,953.0	6,777.9	5,049.4	4,243.5	42,635.8	35,586.5	30,196.5
Cost of sales	(18,765.3)	(15,382.0)	(11,941.7)	(3,971.5)	(2,927.1)	(2,171.2)	(22,736.8)	(18,309.1)	(14,112.9)
Gross profit	17,092.6	15,155.1	14,011.3	2,806.4	2,122.3	2,072.3	19,899.0	17,277.4	16,083.6
Distribution expenses	(4,988.6)	(4,263.1)	(3,529.2)	(1,122.5)	(860.0)	(712.7)	(6,111.1)	(5,123.1)	(4,241.9)
Sales and marketing expenses	(3,596.8)	(3,096.2)	(3,008.9)	(468.2)	(344.1)	(435.2)	(4,065.0)	(3,440.3)	(3,444.1)
Administrative expenses	(2,928.8)	(2,616.1)	(1,395.1)	(417.2)	(390.1)	(234.5)	(3,346.0)	(3,006.2)	(1,629.6)
Other operating income/(expenses)	1,884.5	1,711.3	2,380.3	476.8	384.7	506.9	2,361.3	2,096.0	2,887.2
Exceptional items	(30.6)	(202.0)	(173.8)	(3.9)	(8.1)	-	(34.5)	(210.1)	(173.8)
Income from operations	7,432.3	6,689.0	8,284.6	1,271.4	904.7	1,196.8	8,703.7	7,593.7	9,481.4
Net finance costs	(1,110.3)	(858.1)	(663.9)	-	-	-	(1,110.3)	(858.1)	(663.9)
Share of results of joint ventures	(38.3)	(11.7)	(7.2)	-	-	-	(38.3)	(11.7)	(7.2)
Income before income tax	6,283.7	5,819.2	7,613.5	1,271.4	904.7	1,196.8	7,555.1	6,723.9	8,810.3
Income tax expense	2,787.7	1,953.2	(203.1)	-	-	-	2,787.7	1,953.2	(203.1)
Net income	9,071.4	7,772.4	7,410.4	1,271.4	904.7	1,196.8	10,342.8	8,677.1	8,607.2

EBITDA (i)	10,332.9	9,302.4	10,830.8	1,695.9	1,261.9	1,557.9	12,028.8	10,564.3	12,388.7
Depreciation, amortization and impairment	(2,938.9)	(2,625.1)	(2,553.4)	(424.5)	(357.2)	(361.1)	(3,363.4)	(2,982.3)	(2,914.5)
Net finance costs	(1,110.3)	(858.1)	(663.9)	-	-	-	(1,110.3)	(858.1)	(663.9)
Income tax expense	2,787.7	1,953.2	(203.1)	-	-	-	2,787.7	1,953.2	(203.1)
Net income	9,071.4	7,772.4	7,410.4	1,271.4	904.7	1,196.8	10,342.8	8,677.1	8,607.2

EBITDA margin as a % (i)	28.8%	30.5%	41.7%	25.0%	25.0%	36.7%	28.2%	29.7%	41.0%

(i)	From 2021 onwards, the Adjusted EBITDA metric was changed to EBITDA, for presentation purposes, including for comparative purposes.

6.	NET SALES

In compliance with the Federal Law 6,404/76, Company discloses the reconciliation between gross sales and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 5 – Segment reporting:

	2022	2021	2020
Gross sales and/or services	125,907.2	110,162.7	85,221.2
Excise duty	(24,851.4)	(22,052.6)	(18,259.7)
Discounts	(21,347.0)	(15,255.8)	(8,582.5)
Total	79,708.8	72,854.3	58,379.0

At gross sales and/or services line, the Company recognizes the best estimate received or to be received regarding the products and services offered for its clients, according to note 3 (f) – Summary of significant accounting policies – Revenue recognition. Gross sales are disclosed before taxes and discounts.

The gross sales obtained by the Company, in general, are subject to the incidence of certain taxes and contributions, which are calculated and paid to fiscal authorities in accordance with current federal, municipal and state legislation, and do not result in equity increase for the Group. These taxes and contributions are deducted from gross sales and relate substantially to tax on transactions concerning the circulation of goods (“ICMS”), social integration program (“PIS”), contribution to social security financing (“COFINS”), tax on manufactured products (“IPI”) and tax on services of any nature (“ISSQN”) in Brazil. At December 31, 2022 the Company calculated R$1,245.8 million of fiscal incentives (R$1,048.3 million at December 31, 2021 and R$1,036.7 million at December 31, 2020), which are registered in the net revenue, in accordance with note 3 (y) – Summary of significant accounting policies – Tax incentives and subsidized loans.

The discounts and rebates are also deducted from the Company’s gross sales, in the terms disclosed in note 3 (f) – Summary of significant accounting policies – Revenue recognition.

7.	OTHER OPERATING INCOME/(EXPENSES)

	2022	2021	2020
Government grants/net present value of long-term fiscal incentives	1,289.3	853.2	735.9
Extemporaneous credits/(debits) (i)	1,013.9	1,219.0	2,121.3
(Additions)/reversals of provisions	(77.2)	(71.4)	(70.1)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	88.8	66.1	27.2
Other operating income/(expenses), net	199.1	57.2	(134.9)
Total	2,513.9	2,124.1	2,679.4

(i)	As detailed in Note 30 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from its calculation basis, in the item Other operating income/(expenses).

According to the account policy disclosed in note 3 (y), the Company recognizes, in other operating income/(expenses) line, tax incentives granted as rate reduction, calculation basis reduction, financing or subsidized loans, presumed credit, deferred payment or partial reductions of due state tax payable.

Government grants are not recognized until there is reasonable assurance that the Company will meet the respective conditions and obligations related to governmental terms.

8.	EXCEPTIONAL ITEMS

	2022	2021	2020
Costs arising from business combinations	-	-	(18.2)
COVID-19 impacts (ii)	(16.7)	(134.3)	(263.2)
Restructuring (i)	(101.8)	(165.4)	(146.5)
Effect of application of IAS 29 (hyperinflation)	(8.2)	(11.1)	(9.3)
Stella Recall	-	-	(14.8)
Distribution agreement (iii)	-	(82.0)	-
Write-off of investments (iv)	(16.6)	-	-
Total	(143.3)	(392.8)	(452.0)

(i)	The restructuring expenses primarily related to centralized projects and resizing in the Latin America CAC and Brazil.

(ii)	COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of the Company’s people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.

(iii)	Refers to distribution agreement with our strategic partner in Guatemala.

(iv)	Refers to an investment write-off of a business line in Canada.

9.	PAYROLL AND RELATED BENEFITS

	2022	2021	2020
Wages and salaries	4,496.1	4,162.6	3,736.5
Social security contributions	1,239.7	1,016.0	851.8
Other personnel costs	1,075.9	1,076.1	836.9
Increase in liabilities for defined benefit plans	157.8	178.2	131.2
Share-based payments	311.6	391.5	223.1
Contributions to defined contribution plans	82.0	74.1	61.1
Total	7,363.1	6,898.5	5,840.6

The payroll expenses and related benefits are presented in the income statement as shown below:

	2022	2021	2020
Cost of sales	2,510.4	2,247.9	2,175.1
Distribution expenses	1,396.3	1,286.8	1,130.4
Sales and marketing expenses	1,504.8	1,480.9	1,333.7
Administrative expenses	1,798.7	1,699.1	1,089.2
Net finance costs	107.8	115.6	44.1
Other operating (income)/expenses, net	1.5	-	2.2
Exceptional items	43.6	68.2	65.9
Total	7,363.1	6,898.5	5,840.6

10.	ADDITIONAL INFORMATION ON COST OF SALES AND OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years ended in December 31, 2022, 2021 and 2020:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2022	2021	2020	2022	2021	2020

Cost of sales (i)	3,413.3	3,326.6	2,980.4	16.4	16.4	15.7
Distribution expenses	893.5	654.1	441.7	-	-	-
Sales and marketing expenses	660.7	700.3	787.9	113.2	84.3	219.9
Administrative expenses	474.4	331.4	453.6	372.6	304.2	276.1
	5,441.9	5,012.4	4,663.6	502.2	404.9	511.7

(i)	These amounts added to R$2,510.4 (R$2,247.9 and R$2,175.1 as at December 31, 2021 and 2020, respectively) mentioned in Note 9 - Payroll and related benefits, total R$5,940.1 (R$5,591.0 and R$5,171.2 as at December 31, 2021 and 2020, respectively). The remaining amount of R$34,482.0 (R$30,068.7 and R$21,894.9 as at December 31, 2021 and 2020, respectively), recorded in the cost of sales, refers to other production costs.

11.	FINANCE EXPENSES AND INCOME

(a)	Finance expenses

	2022	2021	2020
Interest expense	(2,328.3)	(1,431.8)	(1,786.6)
Net Interest on pension plans	(107.9)	(115.6)	(117.2)
Losses on hedging instruments	(3,158.4)	(2,540.2)	(1,919.3)
Interest on provision for disputes and litigation	(456.6)	(290.0)	(208.8)
Exchange variations	(751.1)	(453.9)	(706.4)
Financial instruments at fair value through profit or loss	-	-	(4.3)
Tax on financial transactions	(339.6)	(216.6)	(335.0)
Bank guarantee expenses	(176.1)	(174.9)	(188.0)
Other financial results	(574.2)	(204.8)	(164.9)
Total	(7,892.2)	(5,427.8)	(5,430.5)

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 28 - Financial instruments and risks). The interest expenses are as follows:

	2022	2021	2020
Financial instruments measured at amortized cost	(764.0)	(466.0)	(776.0)
Financial instruments at fair value through profit or loss (i)	(1,564.3)	(965.8)	(1,010.6)
Total	(2,328.3)	(1,431.8)	(1,786.6)

(i)	Include R$1,231 million (R$656 million at December 31, 2021 and R$657 million at December 31, 2020) as accounts payable present value adjustment.

(b)	Finance income

	2022	2021	2020
Interest income	2,167.7	1,101.6	2,245.5
Interest and foreign exchange rate on loans to/from related parties	37.1	42.5	10.6
Financial instruments at fair value through profit or loss	95.5	77.0	242.6
Other financial results	565.3	78.9	49.9
Finance income, before adoption of new accounting policies	2,865.6	1,300.0	2,548.6

Effect of application of IAS 29 (hyperinflation)	1,603.5	922.4	447.4
Finance income	4,469.1	2,222.4	2,996.0

Interest income arises from the following financial assets:

	2022	2021	2020
Cash and cash equivalents	791.6	329.5	234.6
Investment securities held for trading	175.9	84.7	4.3
Other receivables (i)	1,200.2	687.4	2,006.6
Total	2,167.7	1,101.6	2,245.5

(i)	Refers, mainly, to monetary adjustment of recoverable taxes.

12.	INCOME TAX AND SOCIAL CONTRIBUTION

Income taxes reported in the income statement are analyzed as follow:

	2022	2021	2020
Income tax expense – current	(1,718.9)	(1,268.6)	(1,048.9)

Deferred tax expense on temporary differences	1,012.6	1,072.9	(1,576.0)
Deferred tax on tax loss carryforward movements in the current period	1,361.9	(440.9)	862.4
Total deferred tax (expense)/income	2,374.5	632.0	(713.6)

Total income tax expenses	655.6	(636.6)	(1,762.5)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	2022	2021	2020
Profit before tax	14,235.6	13,759.2	13,494.4
Adjustment on a taxable basis
Others non-taxable income	(883.3)	(611.0)	(6.2)
Government grants related to sales taxes	(2,535.1)	(1,883.1)	(1,597.8)
Share of results of joint ventures	29.1	115.7	43.3
Non-deductible expenses	192.8	99.2	119.6
Worldwide taxation	679.3	(360.0)	48.2
	11,718.4	11,120.0	12,101.5
Aggregated weighted nominal tax rate	29.47%	27.39%	30.26%
Taxes payable – nominal rate	(3,453.3)	(3,045.3)	(3,662.1)
Adjustment on tax expense
Income tax Incentives	234.0	213.2	123.2
Deductible interest on shareholders’ equity	4,079.9	2,516.0	2,213.2
Tax savings from goodwill amortization	27.2	77.5	77.5
Withholding income tax	(164.5)	(876.0)	(628.2)
Recognition/(write-off) of deferred charges on tax losses	(58.2)	(1.5)	123.2
Effect of application of IAS 29 (hyperinflation)	(249.0)	(123.3)	(50.5)
Others with reduced taxation	239.5	602.8	41.2
Income tax and social contribution expense	655.6	(636.6)	(1,762.5)
Effective tax rate	-4.61%	4.63%	13.06%

The main events that impacted the effective tax rate for the period were:

•	On September 24, 2021, the Brazilian Supreme Court of Justice (“STF”) issued a binding decision favorable to taxpayers on proceeding nº 1.063.187/SC (Recurso Extraordinário nº 1,063,187/SC – Tema 962), recognizing the unconstitutionality of Corporate Income Taxes (“IRPJ and CSLL”) calculated over SELIC interest earned upon the recovery of taxes.

The Company and its subsidiaries have judicial claims in process as per described above. Based on the binding decision issued by STF and on the analysis of the Company’s external counsels, the Company evaluates as probable that such tax treatment will be accepted in its respective lawsuits, as they relate to the recognition of its right to recover/offset the amount of IRPJ and CSLL calculated and paid over SELIC interest earned upon the recovery of taxes accounted in the period between 2006 and 2022, as well as the exclusion of amounts of this nature in the calculation of its taxable basis.

The amount related to Tema 962 that impacted the income tax rate in 2022 was R$329 million.

•	Government subsidy for sales taxes: for regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”), reflected in other operating income or net sales depending on its nature, according to note 3 (y) – Summary of significant accounting policies – Tax incentives and subsidized loans.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: The amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The recorded values in 2022 are mainly related to the exchange rate variation of the deferred income tax.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of interest on capital (“IOC”), which amount is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

13.	PROPERTY, PLANT AND EQUIPMENT

	2022	2021
Property, plant and equipment	26,961.3	26,664.0
Right of use assets	3,094.5	2,560.3
	30,055.8	29,224.3

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Acquisition cost
At December 31, 2020	12,385.1	34,037.4	7,219.4	2,830.7	56,472.6
Effects of movements in foreign exchange in the balance sheet	54.1	129.0	4.3	6.0	193.4
Effects of application of IAS 29 (hyperinflation)	544.2	1,170.1	216.4	148.7	2,079.4
Acquisition through business combinations	0.9	8.6	0.5	1.1	11.1
Acquisitions	11.3	960.1	45.2	6,294.5	7,311.1
Disposals and write-offs	(117.7)	(1,238.4)	(360.4)	(3.4)	(1,719.9)
Transfers from/(to) other asset categories	662.0	2,402.9	401.5	(3,872.9)	(406.5)
At December 31, 2021	13,539.9	37,469.7	7,526.9	5,404.7	63,941.2
Effects of movements in foreign exchange in the balance sheet	(1,075.9)	(3,378.4)	(879.5)	(360.7)	(5,694.5)
Effects of application of IAS 29 (hyperinflation)	870.5	2,891.0	744.4	252.7	4,758.6
Acquisitions	11.2	1,283.5	87.3	4,923.7	6,305.7
Disposals and write-offs	(24.6)	(1,531.4)	(349.8)	-	(1,905.8)
Transfers from/(to) other asset categories	1,173.1	3,083.9	553.4	(5,870.4)	(1,060.0)
At December 31, 2022	14,494.2	39,818.3	7,682.7	4,350.0	66,345.2

	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total
Depreciation
At December 31, 2020	(3,993.6)	(23,831.0)	(5,795.1)	-	(33,619.7)
Effects of movements in foreign exchange in the balance sheet	(39.7)	(52.4)	10.6	-	(81.5)
Effects of application of IAS 29 (hyperinflation)	(94.1)	(557.6)	(146.6)	-	(798.3)
Acquisition through business combinations	(0.3)	(1.1)	(0.2)	-	(1.6)
Depreciation	(398.1)	(3,098.5)	(634.4)	-	(4,131.0)
Disposals and write-offs	46.6	1,222.6	320.6	-	1,589.8
Transfers from/(to) other asset categories	36.6	1.3	5.4	-	43.3
Impairment losses	(7.1)	(269.0)	(2.1)	-	(278.2)
At December 31, 2021	(4,449.7)	(26,585.7)	(6,241.8)	-	(37,277.2)
Effects of movements in foreign exchange in the balance sheet	243.8	2,311.1	767.9	-	3,322.8
Effects of application of IAS 29 (hyperinflation)	(157.8)	(1,938.4)	(647.7)	-	(2,743.9)
Depreciation	(436.4)	(3,161.0)	(579.7)	-	(4,177.1)
Disposals and write-offs	4.5	1,515.7	335.2	-	1,855.4
Transfers from/(to) other asset categories	0.1	32.7	7.3	-	40.1
Impairment losses	(0.4)	(403.6)	-	-	(404.0)
At December 31, 2022	(4,795.9)	(28,229.2)	(6,358.8)	-	(39,383.9)

Carrying amount:
At December 31, 2021	9,090.2	10,884.0	1,285.1	5,404.7	26,664.0
At December 31, 2022	9,698.3	11,589.1	1,323.9	4,350.0	26,961.3

The balances of fixed assets provided as security are not material.

Right-of-use asset:

	Buildings	Machinery, equipment and vehicles	Others	Total
Acquisition cost
At December 31, 2020	1,791.6	1,905.9	175.5	3,873.0
Effects of movements in foreign exchange in the balance sheet	51.8	4.0	6.3	62.1
Additions	803.9	1,409.6	71.2	2,284.7
Write-offs	(312.4)	(1,327.8)	(122.7)	(1,762.9)
Transfers from/(to) other asset categories	(27.7)	(76.5)	90.3	(13.9)
At December 31, 2021	2,307.2	1,915.2	220.6	4,443.0
Effects of movements in foreign exchange in the balance sheet	(111.6)	(11.7)	(5.4)	(128.7)
Additions	628.0	915.0	94.7	1,637.7
Write-offs	(11.2)	(252.5)	-	(263.7)
Transfers from/(to) other asset categories	(114.0)	21.7	(7.8)	(100.1)
At December 31, 2022	2,698.4	2,587.7	302.1	5,588.2

	Buildings	Machinery, equipment and vehicles	Others	Total
Depreciation
At December 31, 2020	(812.9)	(1,017.9)	(126.7)	(1,957.5)
Effects of movements in foreign exchange in the balance sheet	(19.3)	(1.5)	(3.6)	(24.4)
Depreciation	(476.3)	(489.4)	(58.7)	(1,024.4)
Write-offs	205.8	794.9	109.6	1,110.3
Transfers (from)/to other asset categories	1.5	43.1	(31.2)	13.4
At December 31, 2021	(1,101.2)	(670.8)	(110.6)	(1,882.6)
Effects of movements in foreign exchange in the balance sheet	47.3	6.0	2.8	56.1
Depreciation	(391.6)	(415.3)	(38.6)	(845.5)
Write-offs	20.9	58.0	-	78.9
Transfers (from)/to other asset categories	77.1	11.8	10.5	99.4
At December 31, 2022	(1,347.5)	(1,010.3)	(135.9)	(2,493.7)

Carrying amount:
At December 31, 2021	1,206.0	1,244.4	110.0	2,560.4
At December 31, 2022	1,350.9	1,577.4	166.2	3,094.5

The average discount rate applied for IFRS 16, using the incremental rate was as follows:

	Rate %
Lease Term	2022	2021	2020
2022 - 2026	9.46%	7.29%	10.54%
2027 - 2031	10.27%	9.78%	8.19%
2032 - 2036	15.16%	14.47%	10.97%

14.	GOODWILL

	2022	2021

Balance at the end of the previous year	42,411.3	40,023.5
Effects of movements in foreign exchange in the balance sheet	(3,510.6)	1,255.3
Effect of application of IAS 29 (hyperinflation)	1,709.9	1,092.4
Acquisitions, (write-offs) and disposal through business combinations	(16.6)	40.1
Balance at the end of the year	40,594.0	42,411.3

The carrying amount of goodwill was allocated to the different CGU as follows:

	Functional currency	2022	2021

Brazil	BRL	17,702.4	17,702.4
Goodwill		102,945.0	102,945.0
Non-controlling transactions (i)		(85,242.6)	(85,242.6)

CAC:
Dominican Republic	DOP	4,231.6	4,439.3
Panama	PAB	1,813.8	1,939.9

Latin America - South:
Argentina	ARS	3,463.0	3,232.6
Bolivia	BOB	1,845.6	1,973.9
Chile	CLP	53.1	57.4
Paraguay	PYG	953.8	1,083.2
Uruguay	UYU	193.1	185.2

Canada	CAD	10,337.6	11,797.4
		40,594.0	42,411.3

(i)	This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

The impairment testing of assets with indefinite useful lives requires the use of a number of critical judgments, estimates and assumptions. Goodwill, which accounted for approximately 29% of total assets, as at December 31, 2022 (31% as at December 31, 2021) is tested for impairment at the cash-generating unit level at least annually. The cash-generating unit level is the lowest level at which assets are monitored for internal management purposes. When a business combination occurs, assets with indefinite useful lives are allocated, from the acquisition date, to each business unit that is expected to benefit from the synergies arising from the combination.

Annual impairment testing

The Company cannot predict whether an event that could trigger impairment will occur, when it will occur or how it will affect the value of the asset reported. The Company believes that all of its estimates are reasonable, are consistent with the Company’s internal reporting and reflect Management’s best estimates. However, inherent uncertainty exists which Management is not able to control. While changes in estimates could have a material impact on the calculation of fair values, and trigger impairment, the Company, based on the sensitivity analysis performed, is not aware of any reasonably possible changes in key assumptions that would cause a business unit’s carrying amount to exceed its recoverable amount.

The Company completed its annual impairment testing for goodwill based on the assumptions described below and concluded that no impairment charge was warranted.

The methodology used by the Company to determine the recoverable value of all its CGUs is the net fair value of selling expenses, using multiples of the profit before financial result, income tax and depreciation and amortization expenses (“EBITDA”), observed in the market for previous comparable business transactions in the domestic and international brewing industry. The values used by the Company for this approach are based on external sources of information. This measurement is classified at Level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable value was the EBITDA multiples of observable transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with invested capital that exceeds seven times their EBITDA should have their recoverable value determined using the value-in-use approach, to determine whether the fair value less costs to sell exceeds the carrying amount of the CGU. Based on the most recent analysis carried out by the Company, only Chile and Panama met this criterion.

Thus, for Brazil, Panama and Chile CGUs, the Company also used discounted cash flow projections to determine the CGUs’ recoverable amounts, in order to corroborate the conclusions reached by applying the fair value less disposal costs approach that he carrying amount of these CGUs does not exceed their recognized accounting values. The selection of these CGUs considered quantitative and qualitative aspects, since only the Brazil CGU, which is the most representative of the Company as a whole, and for Chile and Panama CGUs, have reached a multiple above the pre-determined parameter related to EBITDA.

Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was carried out for a 0.5 percentage point increase or decrease in the discount rate and growth rate. In any combination, the value of the cash flow is higher than its book value. As a result of this analysis, there is no need to record any provision to impairment from these assets.

The key judgments, estimates and key assumptions used for the discounted free cash flow calculations for these CGUs were as follow:

▪	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year;

▪	To the second year of the model, the free cash flow is based on AB InBev's strategic plan, as approved by key management. AB InBev's strategic plan is prepared on a per country basis, and is based on external sources of macroeconomic assumptions, industry trends, inflation and foreign exchange rates, past experience and identified initiatives in terms of market share, revenue, variable and fixed costs, capital expenditure and working capital assumptions;

▪	From the third to the tenth year of the model, the cash flow is extrapolated using the growth in volumes, price indexes, and expected market share for each CGU. For the Chile and Panama CGU, the best estimates from local Management were considered; and

▪	Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities of this metric.

Based on the cash flow analysis, the growth rates applied ranged from 3.3% to 8.7%.

The nominal WACC applied in the local currency for each CGU was as follows:

CGU	2022
Chile	11.4%
Panama	10.0%
Brazil	12.7%

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates based on different assumptions or conditions of market or macroeconomic.

15.	INTANGIBLES

		Commercial
	Brands	intangibles	Software	Others	Total
Acquisition cost
At December 31, 2020	5,653.3	3,284.5	2,238.2	1,100.8	12,276.8
Effects of movements in foreign exchange in the balance sheet	123.7	16.3	(20.9)	(4.6)	114.5
Effects of application of IAS 29 (hyperinflation)	622.0	56.1	103.8	149.1	931.0
Additions	-	-	26.0	340.1	366.1
Disposal	(31.0)	-	(13.4)	-	(44.4)
Transfers from/(to) other asset categories	(39.0)	(8.5)	625.3	(206.9)	370.9
At December 31, 2021	6,329.0	3,348.4	2,959.0	1,378.5	14,014.9
Effects of movements in foreign exchange in the balance sheet	(1,096.2)	(114.3)	(351.3)	(308.4)	(1,870.2)
Effects of application of IAS 29 (hyperinflation)	930.3	71.3	338.7	292.3	1,632.6
Additions	-	-	6.9	220.5	227.4
Disposal	-	-	(0.1)	-	(0.1)
Transfers from/(to) other asset categories	-	3.2	1,400.7	(364.1)	1,039.8
At December 31, 2022	6,163.1	3,308.6	4,353.9	1,218.8	15,044.4

		Commercial
	Brands	intangibles	Software	Others	Total
Amortization
At December 31, 2020	-	(2,584.4)	(1,458.3)	(653.5)	(4,696.2)
Effects of movements in foreign exchange in the balance sheet	-	13.1	15.1	20.7	48.9
Effects of application of IAS 29 (hyperinflation)	-	(56.0)	(83.8)	(139.7)	(279.5)
Amortization	-	(58.4)	(299.7)	(46.8)	(404.9)
Disposal	-	-	14.1	-	14.1
Transfers from/(to) other asset categories	-	8.5	(16.7)	(0.1)	(8.3)
At December 31, 2021	-	(2,677.2)	(1,829.3)	(819.4)	(5,325.9)
Effects of movements in foreign exchange in the balance sheet	-	69.6	220.7	212.4	502.7
Effects of application of IAS 29 (hyperinflation)	-	(71.2)	(211.8)	(215.5)	(498.5)
Amortization	-	(58.1)	(401.1)	(43.0)	(502.2)
Disposal	-	-	0.1	-	0.1
Transfers from/(to) other asset categories	-	-	1.6	-	1.6
At December 31, 2022	-	(2,736.9)	(2,219.8)	(865.5)	(5,822.2)

Carrying amount:
At December 31, 2021	6,329.0	671.2	1,129.7	559.1	8,689.0
At December 31, 2022	6,163.1	571.7	2,134.1	353.3	9,222.2

The Company is the owner of some of the world’s leading brands in the beer industry. As a result, brands are expected to generate positive cash flow for as long as the Company owns the brands, and accordingly they have been assigned indefinite useful lives. The most representative brands that have been recorded as a result of the fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay, Paceña and Huari in Bolivia and Presidente and Presidente Light in the Dominican Republic.

The carrying value of intangible assets with indefinite useful lives classified as brands were allocated to the following CGUs:

	2022	2021
Argentina	2,019.2	1,917.1
Bolivia	894.5	956.7
Canada	206.4	235.2
Chile	78.5	84.8
Luxembourg	339.6	339.6
Paraguay	542.7	616.3
Dominican Republic	1,593.0	1,670.4
Panama	358.8	383.8
Uruguay	130.4	125.1
	6,163.1	6,329.0

Intangible assets with indefinite useful lives have been tested for impairment on a CGU level basis, which is consistent with the approach described in Note 14 - Goodwill.

16.	INVESTMENT SECURITIES

	2022	2021

Investment on debt securities (i)	219.1	192.9
Non-current investment securities	219.1	192.9

Financial assets at fair value through profit or loss	454.5	1,914.6
Current investment securities	454.5	1,914.6

Total	673.6	2,107.5

(i)	The balance refers substantially to financial investments linked to tax incentives that do not have immediate convertibility into a known amount of cash.

17.	DEFERRED INCOME TAX AND SOCIAL CONTRIBUTION

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

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%
Luxembourg	24.94%

(i)	Amendments to Argentine tax legislation enacted in June 2021 and applicable from January 2021 increased the income tax rate from 30% to 35%.

Deferred tax assets are recognized to the extent that it is probable that future taxable profits are probable, which may be offset against recorded temporary differences at December 31, 2022.

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	2022			2021
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7.5	-	7.5	12.5	(2.5)	10.0
Intangible	-	(1,690.2)	(1,690.2)	-	(1,634.5)	(1,634.5)
Employee benefits	951.2	-	951.2	1,278.2	(2.0)	1,276.2
Trade payables	3,232.8	(2.9)	3,229.9	4,113.3	(1.1)	4,112.2
Trade receivables	38.6	(3.8)	34.8	50.6	-	50.6
Derivatives	95.1	(44.8)	50.3	232.2	(72.4)	159.8
Interest-Bearing Loans and Borrowings	0.5	(0.9)	(0.4)	-	(1.6)	(1.6)
Inventories	413.9	(139.3)	274.6	328.2	(49.1)	279.1
Property, plant and equipment	899.5	(2,177.1)	(1,277.6)	645.4	(2,027.0)	(1,381.6)
Withholding tax on undistributed profits and royalties	-	(1,877.6)	(1,877.6)	-	(2,079.5)	(2,079.5)
Investments in joint ventures	-	(421.6)	(421.6)	-	(421.6)	(421.6)
Losses carried forward	2,660.7	-	2,660.7	1,298.8	-	1,298.8
Provisions	819.3	-	819.3	696.9	(0.2)	696.7
Impact of the adoption of IFRS 16 (Leases)	35.1	(11.4)	23.7	78.6	(0.3)	78.3
ICMS on the assessment bases of PIS/COFINS	-	(168.2)	(168.2)	-	(1,019.6)	(1,019.6)
Other items	260.8	(164.1)	96.7	110.3	(19.9)	90.4
Gross deferred tax assets/(liabilities)	9,415.0	(6,701.9)	2,713.1	8,845.0	(7,331.3)	1,513.7
Netting by taxable entity	(2,976.2)	2,976.2	-	(4,117.3)	4,117.3	-
Net deferred tax assets/(liabilities)	6,438.8	(3,725.7)	2,713.1	4,727.7	(3,214.0)	1,513.7

The Company only reclassifies the balances of deferred income tax and social contribution assets against liabilities to a net presentation basis when the applicable compensation criteria are met.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainty about the tax treatment of income, are disclosed in Notes 3 (i) and 30, respectively.

As at December 31, 2022 the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized or settled using temporary differences, as follows:

	2022
Deferred taxes not related to tax losses	to be realized within 12 months	to be realized after 12 months	Total

Investment securities	-	7.5	7.5
Intangible	(1.3)	(1,688.9)	(1,690.2)
Employee benefits	230.8	720.4	951.2
Trade payables	(209.4)	3,439.3	3,229.9
Trade receivables	25.8	9.0	34.8
Derivatives	(199.9)	250.2	50.3
Interest-bearing loans and borrowings	(0.6)	0.2	(0.4)
Inventories	403.3	(128.7)	274.6
Property, plant and equipment	51.7	(1,329.3)	(1,277.6)
Withholding tax on undistributed profits and royalties	(172.7)	(1,704.9)	(1,877.6)
Investments in joint ventures	-	(421.6)	(421.6)
Provisions	465.2	354.1	819.3
Impact of the adoption of IFRS 16 (Leases)	-	23.7	23.7
ICMS on the assessment bases of PIS/COFINS	-	(168.2)	(168.2)
Other items	29.0	67.7	96.7
Total	621.9	(569.5)	52.4

The majority of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which they are located, and thus is in compliance with the applicable fiscal and accounting rules.

Deferred tax related to tax losses	2022
2023	256.9
2024	168.7
2025	102.9
2026	106.6
2027	1,146.6
2028 a 2030	799.5
2031 a 2032 (i)	79.5
Total	2,660.7

(i)	There is no expectation of realization beyond a term of ten years.

As at December 31, 2022, the tax credits related to accumulated tax losses in the amount of R$875.3 (R$1,055.6 in 2021) were not recorded, as realization is not probable.

A significant portion of the deferred tax asset related to tax losses amount does not have any limits on carrying forward or utilization, and the tax losses carried forward in relation to credit are equivalent to R$3,359.5 in 2022 (R$4,122.5 in 2021).

The net change in deferred income tax and social contribution is as follows:

At December 31, 2020	1,517.4
Recognition of actuarial gains/(losses)	(116.6)
Investment hedge – put option granted on subsidiaries	(99.7)
Cash flow hedge – gains/(losses)	(239.9)
Gains/(losses) on translation of other foreign operations	398.0
Recognized in other comprehensive income	(58.2)
Recognized in the income statement	632.0
Changes directly in the balance sheet	(577.5)
Recognized in deferred tax	(256.1)
Effect of application of IAS 29 (hyperinflation)	(256.1)
Recognized in other balance sheet group	(321.4)
At December 31, 2021	1,513.7
Recognition of actuarial gains/(losses)	(146.9)
Investment hedge – put option granted on subsidiaries	(105.0)
Cash flow hedge – gains/(losses)	41.3
Gains/(losses) on translation of other foreign operations	(419.3)
Recognized in other comprehensive income	(629.9)
Recognized in the income statement	2,374.5
Changes directly in the balance sheet	(545.2)
Recognized in deferred tax	(595.5)
Effect of application of IAS 29 (hyperinflation)	(595.5)
Recognized in other balance sheet group	50.3
At December 31, 2022	2,713.1

18.	RECOVERABLE TAXES

	2022	2021
PIS/COFINS exclusion of ICMS (i)	5,992.8	5,360.0
ICMS	423.2	383.6
Other	292.8	261.8
Non-current	6,708.8	6,005.4

PIS/COFINS exclusion of ICMS (i)	73.5	517.0
PIS/COFINS	242.7	648.5
ICMS	542.2	565.6
IPI	131.0	168.6
Other	55.4	81.4
Current	1,044.8	1,981.1

Total	7,753.6	7,986.5

(i)	As detailed in Note 30 - Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the calculation basis. The corresponding entry for recognition is recorded in the item PIS/COFINS - exclusion of ICMS, according to the table above.

19.	INVENTORY

	2022	2021

Finished goods	4,094.0	3,626.7
Work in progress	845.7	672.5
Raw materials and consumables	6,798.3	5,306.2
Spare parts and others	986.9	906.8
Prepayments	358.3	645.9
Impairment losses	(160.2)	(157.8)
Total	12,923.0	11,000.3

The changes in impairment losses on inventory, are as follows:

At December 31, 2020	(141.1)
Effects of movements in foreign exchange in the balance sheet	(2.0)
Provisions	(191.6)
Write-off	176.9
At December 31, 2021	(157.8)
Effects of movements in foreign exchange in the balance sheet	17.8
Provisions	(305.8)
Write-off	285.6
At December 31, 2022	(160.2)

20.	TRADE RECEIVABLES

	2022	2021
Trade receivables	5,737.5	5,304.7
Bad debt provision	(679.1)	(668.3)
Net, trade receivables	5,058.4	4,636.4
Related parties (Note 31)	290.7	155.2
Total current trade receivables	5,349.1	4,791.6

The details of the aging of the Company’s current trade receivables, net of impairment losses, are as follows:

	Net carrying amount as of December 31,	No past due	Past due – within 30 days	Past due – between 31 - 60 days	Past due – between 61 - 90 days	Past due – between 91 - 180 days	Past due – between 181 - 360 days	Past due over 360 days
Trade receivables	5,737.5	4,573.0	343.8	100.5	49.4	19.3	40.2	611.3
Bad debt provision	(679.1)	-	-	(0.3)	(10.8)	(16.5)	(40.2)	(611.3)
2022	5,058.4	4,573.0	343.8	100.2	38.6	2.8	-	-

Trade receivables	5,304.7	4,201.9	358.2	52.1	31.5	21.6	33.8	605.6
Bad debt provision	(668.3)	(10.4)	-	-	(2.3)	(16.2)	(33.8)	(605.6)
2021	4,636.4	4,191.5	358.2	52.1	29.2	5.4	-	-

The changes in bad debt provision, are as follows:

At December 31, 2020	(676.5)
Effects of movements in foreign exchange in the balance sheet	(5.2)
Provisions	(32.4)
Reversals	21.7
Write-off	24.1
At December 31, 2021	(668.3)
Effects of movements in foreign exchange in the balance sheet	14.0
Provisions	(47.0)
Reversals	1.7
Write-off	20.5
At December 31, 2022	(679.1)

The Company’s exposure to credit risks, currency and interest rate risks is disclosed in Note 28 - Financial instruments and risks.

21.	CASH AND CASH EQUIVALENTS

	2022	2021
Short-term bank deposits (i)	8,655.2	11,393.6
Current bank accounts	5,990.3	4,582.9
Cash	280.9	651.2
Cash and cash equivalents	14,926.4	16,627.7

Bank overdrafts	(74.3)	(30.5)
Cash and cash equivalents less bank overdraft	14,852.1	16,597.2

(i)	The balance refers mostly to Bank Deposit Certificates (“CDB”), with high liquidity, which are readily convertible into known amounts of cash and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount of R$3,083 million in 2022 (R$2,858 million in 2021) held in Cuba and Argentina, which is not freely transferable to the parent company due to remittance restrictions.

22.	CHANGES IN EQUITY

(a) Capital stock

		2022		2021		2020
	Million common shares	Million Reais	Million common shares	Million Reais	Million common shares	Million Reais
Beginning balance	15,744.4	58,042.5	15,735.1	57,899.1	15,733.6	57,866.8
Capital increase (i)	5.8	88.0	9.3	143.4	1.5	32.3
Final balance (ii)	15,750.2	58,130.5	15,744.4	58,042.5	15,735.1	57,899.1

(i)	Capital increase related to the issue of shares.

(ii)	The capital stock is fully subscribed and paid up.

(b) Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2020	(955.2)	53,662.8	700.9	1,403.0	54,811.5
Capital Increase	-	-	-	(32.3)	(32.3)
Purchases of shares, results of treasury shares and share-based payments	13.5	-	-	192.9	206.4
At December 31, 2020	(941.7)	53,662.8	700.9	1,563.6	54,985.6
Capital Increase	(60.0)	-	-	(74.4)	(134.4)
Purchases of shares, results of treasury shares and share-based payments	(36.1)	-	-	372.1	336.0
At December 31, 2021	(1,037.8)	53,662.8	700.9	1,861.3	55,187.2
Capital Increase	-	-	-	(64.2)	(64.2)
Purchases of shares, results of treasury shares and share-based payments	(35.6)	-	-	252.4	216.8
At December 31, 2022	(1,073.4)	53,662.8	700.9	2,049.5	55,339.8

(b.1) Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others.

The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result of Treasury Shares	Total Treasury Shares
	Million shares	Million Brazilian Reais	Million shares	Million Brazilian Reais
At January 1, 2020	3.6	(68.2)	(887.0)	(955.2)
Changes during the year	(3.4)	65.0	(51.5)	13.5
At December 31, 2020	0.2	(3.2)	(938.5)	(941.7)
Changes during the year	5.6	(95.1)	(1.0)	(96.1)
At December 31, 2021	5.8	(98.3)	(939.5)	(1,037.8)
Changes during the year	2.7	(33.5)	(2.1)	(35.6)
At December 31, 2022	8.5	(131.8)	(941.6)	(1,073.4)

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

The share-based payment reserve recorded a charge of R$313.9 in 2022 (R$387.6 and R$208.7 in 2021 and 2020, respectively) (Note 25 - Share-based payments).

(c) Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2020	10,798.1	4.5	10,071.6	20,874.2
Fiscal incentive reserve	-	-	1,332.8	1,332.8
Investments reserve	3,713.0	-	-	3,713.0
At December 31, 2020	14,511.1	4.5	11,404.4	25,920.0
Fiscal incentive reserve	-	-	1,423.5	1,423.5
Investments reserve	3,848.1	-	-	3,848.1
At December 31, 2021	18,359.2	4.5	12,827.9	31,191.6
Fiscal incentive reserve	-	-	2,018.7	2,018.7
Investments reserve	3,696.7	-	-	3,696.7
At December 31, 2022	22,055.9	4.5	14,846.6	36,907.0

(c.1) Investments reserve

From the net income after applicable deductions, there will be a target allocating of no more than 60% (sixty per cent) of the adjusted net profit to the investment reserve, to be used to support future investments, as defined in the Company’s bylaws.

(c.2) Legal reserve

From the net income, 5% will be applied before any other allocation, to the legal reserve, which cannot exceed 20% of the capital stock. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the capital stock.

(c.3) Tax incentives

The Company recognizes in its equity, in the net income reserves line, the fiscal incentives regarding tax benefits at the respective fiscal year. All the tax incentives are under certain state and federal industrial development programs in the form of rate reduction, reduction of calculation basis, financing or subsidized loans, assumed credit, effective collection, the deferred payment or partial reductions in the payable state tax amount.

These programs aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out according to the legislation upon which those incentives are based on, depending on their nature, when conditions for obtaining these grants exist, they are under Company’s control. Such benefits comply with the systematic set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. Due to change in article 30 of Federal Law 12,973/14 by Complementary Federal Law 160/2017, state fiscal incentives related to sales taxes are recognized as government subsidies for investments.

(c.4) Interest on shareholders’ equity/dividends

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

Events during the year ended 2022:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	6/12/2022	Interest on shareholder´s equity	12/29/2022	2022	ON	0.7623	11,999.8
							11,999.8

Distribution of interest on shareholders’ equity. In accordance with the Operations and Finance Committee recommendation at the meeting held on December 5, 2022, a distribution of interest on shareholders’ equity in the amount of R$0.7623 per share was approved, based on available balances, in the Company’s extraordinary balance sheet dated as at October 31, 2022, and in the Company’s investment reserve, pursuant to the balance sheet dated as at December 31, 2021, which were attributed to the minimum mandatory dividends of the same fiscal year. The interest on the shareholders’ equity distribution was taxed pursuant to the applicable law, which resulted in a net interest on shareholder’s equity distribution of R$0.6480 per Company share in fiscal year 2022.

The indicated payment was made on December 29, 2022, considering the shareholding position of December 19, 2022 with respect to B3 S.A. – (“Brasil, Bolsa, Balcão”), and December 21, 2022 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Events during the year ended 2021:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/09/2021	Dividends	12/30/2021	2021	ON	0.1334	2,099.5
Board of Directors Meeting	12/09/2021	Interest on shareholder´s equity	12/30/2021	2021	ON	0.4702	7,400.1
							9,499.6

Distribution of Dividends. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held on December 7, 2021, a distribution of dividends of R$0.1334 per share was approved, based on available balance and the Company’s extraordinary balance sheet dated as at November 30, 2021 and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding in accordance with current legislation.

The indicated payment was made on December 30, 2021 considering the shareholding position of December 17, 2021 with respect to B3 S.A. – (“Brasil, Bolsa, Balcão”), and December 21, 2021 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Distribution of interest on shareholders’ equity. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held on December 7, 2021, a distribution of interest on shareholders’ equity of R$0.4702 per share was approved, based on the available balance and the Company’s extraordinary balance sheet dated as at November 30, 2021 and attributed to the minimum mandatory dividends for the same fiscal year. The distribution of interest on shareholder’s equity was taxed pursuant to applicable law, which resulted in a net distribution of interest on shareholder’s equity of R$0.3996 per share.

The indicated payment was made on December 30, 2021, considering the shareholding position of December 17, 2021 with respect to B3 S.A. – (“Brasil, Bolsa, Balcão”), and December 21, 2021 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Events during the year ended 2020:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/21/2020	Dividends	01/28/2021	2020	ON	0.0767	1,206.9
Board of Directors Meeting	12/09/2020	Interest on shareholder´s equity	12/30/2020	2020	ON	0.4137	6,509.5
							7,716.4

Distribution of Dividends. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held on December 21, 2020, a distribution of dividends of R$0.0767 per share was approved, based on available balance and the Company’s extraordinary balance sheet dated as at November 30, 2020 and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding in accordance with current legislation.

The indicated payment was made on January 28, 2021 considering the shareholding position of January 13, 2021 with respect to B3 S.A. – (“Brasil, Bolsa, Balcão”), and January 15, 2021 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Distribution of interest on shareholders’ equity. In accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting held on December 9, 2020, a distribution of interest on shareholder’s equity of R$0.4137 per share was approved, based on available balance and the Company’s extraordinary balance sheet dated as at November 30, 2020 and attributed to the minimum mandatory dividends for the same fiscal year. The distribution of interest on shareholder’s equity was taxed pursuant to applicable law, which resulted in a net distribution of interest on shareholders’ equity of R$0.3517 per share.

The indicated payment was made on December 30, 2020, considering the shareholding position of December 17, 2020 with respect to B3 S.A. – (“Brasil, Bolsa, Balcão”), and December 21, 2020 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

(d) Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total

At January 1, 2020	3,583.4	645.1	(1,221.0)	(50.2)	14.5	156.1	(75,402.4)	(72,274.5)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	7,493.1	-	-	-	-	-	-	7,493.1
Cash flow hedges	-	99.4	-	-	-	-	-	99.4
Actuarial gains/(losses)	-	-	(252.3)	-	-	-	-	(252.3)
Total Comprehensive income	7,493.1	99.4	(252.3)	-	-	-	-	7,340.2
Options granted on subsidiaries	-	-	-	45.2	(82.6)	-	-	(37.4)
Gains/(losses) of controlling interest	-	-	-	-	0.4	-	-	0.4
Tax on deemed dividends	-	-	-	-	(5.9)	-	-	(5.9)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2020	11,076.5	744.5	(1,473.3)	(5.0)	(73.6)	156.1	(75,414.2)	(64,989.0)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	2,449.7	-	-	-	-	-	-	2,449.7
Cash flow hedges	-	480.8	-	-	-	-	-	480.8
Actuarial gains/(losses)	-	-	341.8	-	-	-	-	341.8
Total Comprehensive income	2,449.7	480.8	341.8	-	-	-	-	3,272.3
Options granted on subsidiaries	-	-	-	(1.9)	-	-	-	(1.9)
Gains/(losses) of controlling interest	-	-	-	-	(46.2)	-	-	(46.2)
Tax on deemed dividends	-	-	-	-	(1.7)	-	-	(1.7)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2021	13,526.2	1,225.3	(1,131.5)	(6.9)	(121.5)	156.1	(75,426.0)	(61,778.3)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(6,772.2)	-	-	-	-	-	-	(6,772.2)
Cash flow hedges	-	(316.7)	-	-	-	-	-	(316.7)
Actuarial gains/(losses)	-	-	466.5	-	-	-	-	466.5
Total Comprehensive income	(6,772.2)	(316.7)	466.5	-	-	-	-	(6,622.4)
Gains/(losses) of controlling interest	-	-	-	-	(2.8)	-	-	(2.8)
Tax on deemed dividends	-	-	-	-	(6.2)	-	-	(6.2)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2022	6,754.0	908.6	(665.0)	(6.9)	(130.5)	156.1	(75,437.8)	(68,421.5)

(d.1) Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net of investment hedges.

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

In March, 2021, an actuarial loss of R$56,940 arising from the deficit on the defined benefits plan was fully recorded under actuarial gains and losses as a counterpart to the balance receivable originally recorded. There were no actuarial gains or losses arising from surplus or deficit in 2022.

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

The diluted earnings per share of the stock option and deferred stock is based on the net income attributable to the equity holders of Ambev, adjusted by the weighted average number of shares outstanding during the year to assume the conversion of all potentially dilutive shares, as follows:

Million shares	2022	2021	2020
	Common	Common	Common

Weighted average number of shares at December 31 (i)	15,741.9	15,736.9	15,733.1
Effect of shares options	106.7	120.5	134.5
Weighted average number of shares (diluted) at December 31	15,848.6	15,857.4	15,867.6

(i)	Not including treasury shares.

The tables below present the calculation of earnings per share (“EPS”):

	2022	2021	2020
	Common	Common	Common

Income attributable to the equity holders of Ambev	14,457.9	12,671.0	11,379.4
Weighted average number of shares (non diluted)	15,741.9	15,736.9	15,733.1
Basic EPS (i)	0.9184	0.8052	0.7233

Income attributable to the equity holders of Ambev	14,457.9	12,671.0	11,379.4
Weighted average numbers of shares (diluted)	15,848.6	15,857.5	15,867.6
Diluted EPS (i)	0.9123	0.7991	0.7171

(i)	Expressed in Brazilian Reais.

(f) Destinations

At December 31, 2022, the Company made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made up to December 31, 2022 were approved at the Board of Directors’ Meeting.

Regarding the basis for dividends, the Company believes that the predecessor basis of accounting, as well as its presentation for comparative purposes, will not affect the determination of the minimum mandatory dividend. Therefore, the Company intends to adjust the calculation basis of the minimum mandatory dividend to cancel out any current and future impacts on net income arising from the adoption of this accounting practice, related to the amortization or depreciation of surplus assets or even a possible impairment of goodwill, thus preserving the mandatory minimum dividends.

	2022	2021	2020
Net income, attributable to equity holders of Ambev	14,457.9	12,671.0	11,379.4
Prescribed/(complementary) dividends	20.9	24.7	26.1
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	11.8	11.8	11.8
Effect of application of IAS 29 (hyperinflation)	3,224.4	2,063.7	1,344.9
Retained earnings basis for dividends and destinations	17,715.0	14,771.2	12,762.2

Dividends and interest on capital distributed and accrued for distribution based on the net income for the year
Dividends and interest on capital paid based on profit	11,999.8	9,499.6	7,716.4
Total of dividends and interest on capital	11,999.8	9,499.6	7,716.4
Percentage of distributed profit	68%	64%	60%

23.	INTEREST-BEARING LOANS AND BORROWING

	2022	2021

Secured bank loans	126.2	174.3
Other unsecured loans	328.1	92.9
Lease liabilities	2,333.8	1,986.3
Non-current liabilities	2,788.1	2,253.5

Secured bank loans	54.5	72.8
Unsecured bank loans	-	84.1
Other unsecured loans	144.5	37.2
Lease liabilities	783.6	653.0
Current liabilities	982.6	847.1

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in Note 28 - Financial instruments and risks.

At December 31, 2022 and 2021 the Company’s debts were exposed to the following interest rates:

		2022			2021
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in US Dollars fixed rate	14.00%	6.2	-	13.12%	17.5	-
Reais denominated floating rate (CDI and DI)	-	-	-	11.56%	83.0	-
Other Latin American currencies fixed rate	10.39%	98.8	322.5	11.34%	48.7	177.3
Debt denominated in CAD Dollars fixed rate	5.32%	123.3	387.7	2.49%	91.6	339.2
Reais denominated floating rate (TJLP and TR)	9.61%	12.3	125.1	-	-	-
Reais debt - ICMS fixed rate	2.95%	113.3	266.4	5.06%	37.3	92.9
Reais debt - ICMS floating rate	6.97%	31.1	61.7	-	-	-
Reais debt - fixed rate	9.43%	597.6	1,624.7	7.33%	569.0	1,644.1
Total		982.6	2,788.1		847.1	2,253.5

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

	Current liabilities	Non - current liabilities
December 31, 2021	847.1	2,253.5
Proceeds	7.9	267.0
Payments	(230.2)	-
Foreign exchange	(17.4)	(56.8)
Transfers between current and non-current	761.0	(761.0)
New lease agreements	469.2	905.3
Interest on leases	159.3	-
Payment of lease liabilities	(1,014.0)	-
Other movements	(0.3)	180.1
December 31, 2022	982.6	2,788.1

Contractual clauses (Covenants)

As at December 31, 2022, as well as at December 31, 2021 the Company's loans had equal rights to payment without subordination clauses. For the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Econômico e Social (“BNDES”), the assets acquired using the credit granted were placed as collateral. Other loans and financing contracted by the Company require various guarantees as collateral, such as warranty or real estate, or are unsecured. Most loan contracts contain contractual covenants, including: financial covenants, including actions that can reduce the ability to pay the loans; maintenance of the Company's assets, purposing to assure that all remain under usage condition; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted, except if: (i) expressly authorized under the agreement; (ii) new loans contracted from financial institutions linked to the Brazilian government including BNDES or foreign governments; or foreign governments, multilateral financial institutions (e.g. the World Bank) or in jurisdictions in which the Company operates.

Additionally, all agreements with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”). Such Provisions require the borrower to obtain prior consent from BNDES if they, for instance, wish to: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

These clauses are applicable from the date of execution and effectiveness of each contract to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract. In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations.

Lastly, regarding the tax incentives on financing or subsidized loans, these are subject to the fulfillment of several commitments according to the legislation or contracts upon which those incentives are based on, such as (i) maintenance of jobs or job creation; (ii) realization of investments; (iii) increase in production capacity; (iv) commitment to collect ICMS; (v) maintenance of fiscal good standing; among others, obligations that refer to facts under the Company’s control. These commitments are applicable as from the signature date of the respective contracts related to fiscal benefits.

As at December 31, 2022, as well as at December 31, 2021 the Company was in compliance with all of its contractual obligations for its loans and financing.

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

Defined contribution plans

These plans are funded by the participants and the sponsor and are managed by administered pension funds. During 2022, the Company contributed R$82.0 (R$74.1 and R$61.1 during 2021 and 2020) to these funds, which was recorded in expenses. Once the contributions have been paid, the Company has no further payment obligations.

Defined benefit plans

At December 31, 2022, 2021 and 2020 the net liability for defined benefit plans consisted of the following:

	2022	2021	2020
Present value of funded obligations	(5,476.5)	(7,354.3)	(7,582.0)
Fair value of plan assets	4,543.3	5,638.0	5,533.3
Present value of net obligations	(933.2)	(1,716.3)	(2,048.7)
Present value of unfunded obligations	(921.0)	(1,165.4)	(1,195.6)
Present value of net obligations	(1,854.2)	(2,881.7)	(3,244.3)
Asset ceiling	(163.3)	(180.1)	(160.5)
Net liabilities	(2,017.5)	(3,061.8)	(3,404.8)
Other long term employee benefits	(87.1)	(104.3)	(105.5)
Total employee benefits	(2,104.6)	(3,166.1)	(3,510.3)
Employee benefits amount in the balance sheet
Liabilities	(2,161.2)	(3,194.0)	(3,543.9)
Assets	56.6	27.9	33.6
Net liabilities	(2,104.6)	(3,166.1)	(3,510.3)

The changes in the present value of the defined benefit obligations were as follow:

	2022	2021	2020
Defined benefit obligation at January 1	(8,519.7)	(8,777.6)	(6,845.0)
Service costs	(47.0)	(58.0)	(51.4)
Interest costs	(353.2)	(324.3)	(339.4)
Gains and (losses) on settlements or reductions in benefits	3.8	3.6	44.1
Contributions by plan participants	(5.6)	(6.9)	(6.1)
Actuarial gains and (losses) - geographical assumptions	-	52.3	54.5
Actuarial gains and (losses) - financial assumptions	1,333.6	726.8	(443.6)
Experience adjustments	(171.5)	(213.0)	(180.9)
Reclassifications	-	(1.0)	-
Effect of exchange rate fluctuations	787.7	(495.3)	(1,531.7)
Benefits paid	574.4	573.7	521.9
Defined benefit obligation at December, 31	(6,397.5)	(8,519.7)	(8,777.6)

The present value of funded obligations includes R$665.4 at December 31, 2022 (R$603.9 at December 31, 2021 and R$705.0 at December 31, 2020) of two health care plans for which the benefits were provided directly by Fundação Zerrenner. Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and higher education courses, and to maintain facilities for assisting and helping elderly people, among other matters, either through direct initiatives or through financial assistance agreements with other entities.

The changes in the fair value of plan assets are as follow:

	2022	2021	2020
Fair value of plan assets at January 1	5,638.0	5,533.3	4,582.4
Interest income	262.1	223.9	245.2
Administrative costs	(5.2)	(5.8)	(5.2)
Expected return, excluding interest income	(614.6)	(148.3)	89.4
Contributions by employer	316.0	342.0	306.8
Contributions by plan participants	5.8	7.1	6.3
Exchange differences	(482.6)	263.1	812.1
Transfers	-	-	20.0
Curtailments, settlements and other	(1.8)	(3.6)	(1.8)
Benefits paid, excluding administrative costs	(574.4)	(573.7)	(521.9)
Fair value of plan assets at December, 31	4,543.3	5,638.0	5,533.3

The real return on plan assets generated at December 31, 2022 was a gain/(loss) of R$(352.5) (gain/(loss) of R$75.5 at December 31, 2021).

At December 31, 2022, the Company recorded R$56.6 (R$27.9 at December 31, 2021) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2022	2021	2020
Asset ceiling impact at January 1	27.9	33.6	56.2
Interest income/(expenses)	-	1.3	12.2
Change in asset ceiling excluding amounts included in interest income/(expenses)	30.2	(9.0)	(48.9)
Effects of exchange rate fluctuations	(1.5)	2.0	14.1
Asset ceiling impact at December 31	56.6	27.9	33.6

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2022	2021	2020
Current service costs	(47.0)	(58.0)	(51.4)
Administrative costs	(5.2)	(5.8)	(5.2)
(Gains) losses on settlement and curtailment	2.2	1.2	42.6
Income from operations	(50.0)	(62.6)	(14.0)
Financial costs	(107.8)	(115.6)	(117.2)
Total employee benefit expenses	(157.8)	(178.2)	(131.2)

The employee benefit revenue/(expenses) is included in the following line items in the income statement:

	2022	2021	2020
Other operating income/(expenses), net	(0.1)	(0.2)	-
Cost of sales	(26.4)	(33.0)	(28.9)
Sales and marketing expenses	(9.4)	(11.7)	(9.9)
Administrative income/(expenses)	(14.1)	(17.7)	24.8
Financial expense	(107.8)	(115.6)	(117.2)
	(157.8)	(178.2)	(131.2)

The assumptions used in the calculation of the obligations are as follow:

	2022 (i)	2021 (i)	2020 (i)
Discount rate	5.1% to 11.0%	2.9% to 10.0%	2.4% to 10.0%
Inflation	2.0% to 3.5%	2.0% to 3.5%	2.0% to 3.5%
Future salary increases	1.0% to 7.1%	1.0% to 7.1%	1.0% to 7.1%
Future pension increases	2.7% to 3.8%	2.5% to 3.8%	2.0% to 3.8%
Medical cost trend rate	6.4% to 7.1% p.a. reducing to 7.1%	4.2% to 6.9% p.a. reducing to 6.9%	4.5% to 6.9% p.a. reducing to 6.9%
Dental claims trend rate	3.5%	3.3%	3.3%

Life expectancy for an over 65 years old male	84 to 87	85 to 87	84 to 87
Life expectancy for an over 65 years old female	86 to 89	87 to 89	86 to 89

(i)	Includes assumptions in Brazil, Central America and Caribbean, Latin America - South and Canada.

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

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

In millions of Brazilian Reais		2022		2021		2020
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(94.3)	81.8	(114.7)	98.6	(139.4)	118.6
Discount rate	50 bases points	307.9	(328.0)	442.0	(470.3)	461.0	(492.6)
Future salary increase	50 bases points	(17.6)	16.5	(19.8)	18.6	(24.3)	23.3
Longevity	One year	(221.5)	213.5	(287.6)	279.5	(295.6)	287.1

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and their effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

The plans assets at December 31, 2022, 2021 and 2020 consisted of the following:

	2022			2021			2020
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	43%	-	43%	43%	-	43%	52%	-	52%
Corporate bonds	10%	-	10%	10%	-	10%	6%	-	6%
Equity instruments	15%	-	15%	15%	-	15%	6%	-	6%
Cash	6%	-	6%	6%	-	6%	1%	-	1%
Others	26%	-	26%	26%	-	26%	35%	-	35%

The overall expected rate of return is calculated by weighting the individual rates in accordance with Ambev’s expected share of the total investment portfolio.

Ambev expects to contribute approximately R$309.7 to its defined benefit plans in 2023.

25.	SHARE-BASED PAYMENTS

Currently the Company has two plans for share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) the Share-based Payment Plan approved in Extraordinary General Meeting of April 29, 2016, as amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). In each plan different restricted stock options and share-based payment programs are issued periodically which allow the employees and senior management of the Company and its subsidiaries to acquire, through the exercise of stock options, or receive shares of the Company.

(i) Stock Option Plan

There are three models of stock options that may be granted under the Stock Option Plan.

Under the first model, beneficiaries, in accordance with their internal category, could choose between allocating (a) 30% or 100%, (b) 40% or 100%, and (c) 60% or 100% of the amounts received by them as profit-sharing regarding the immediate year to the exercise of stock options, thereby allowing them to acquire the corresponding amount of Ambev shares. Under this model, a substantial part of the shares acquired is to be delivered only within five years from the corresponding stock option grant date. During such five-year period, the beneficiary must remain employed at Ambev or in any other company of its group.

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

Under the third model, the beneficiaries, in accordance with their internal category, may choose between allocating (a) 20% or 100%, (b) 30% or 100%, and (b) 50% or 100%, of the amounts received by them as profit-sharing regarding the immediate year, to the exercise of stock options, acquisition of the corresponding amount of Ambev shares. The totality of the shares acquired is to be delivered to the beneficiary within forty-five days from the corresponding stock option exercising date (which shall not be later than forty-five days from the stock option grant date). The beneficiaries of this third model are under a five-year lock-up period.

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 - Share-based Payment requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

(ii) Share-Based Plan

In this plan, certain employees and members of the Management of the Company or its subsidiaries are eligible to receive shares in the Company including in the form of ADRs. The shares that are subject to the Share-Based Plan are designated as "restricted shares" (RSUs) or “performance shares” (PSUs).

The delivery of restricted shares and performance shares are made free, and the waiting period may vary between three and five years from the corresponding share-based plan stock grant date, during which the beneficiary must remain employed at Ambev or any other company of its group.

The restricted shares and performance shares give to participates the right to receive additional shares with the same conditions, such as compensation dividends and Interest on shareholder´s equity declared and paid by the Company during the waiting period. The right to receive restricted, performance and additional shares, can be fully or partially lost depending on circumstances, including cases of resignation or resignation during the grace period.

Under the Share-Based Plan, the reference price per restricted share is defined on the stock-grant date based on the share price of the trading session on B3 S.A. immediately prior to the granting of the shares, except for the performance shares, which the fair value is defined at the grant date based on “Monte Carlo” pricing method. After defining the reference price, based on number of grant shares, the calculated amount is recorded as expense against equity. The shares are transferred to attendees according to the terms and periods by the respective programs.

The weighted average fair value of the options and assumptions used to apply the Company’s option pricing model for 2022, 2021 and 2020 was as follows:

In R$	2022	2021	2020	(i)

Fair value of options granted	-	-	4.04
Share price	-	-	18.05
Exercise price	-	-	18.05
Expected volatility	-	-	22.3%
Vesting year	-	-	5
Expected dividends	-	-	5%
Risk-free interest rate	-	-	6.8%	(ii)

(i)	Information based on weighted average plans granted, except for the expected dividends and risk-free interest rate.

(ii)	The percentages include the grants of stock options and ADRs during the period, with the risk-free interest rate of ADRs calculated in U.S. Dollar.

The total number of outstanding options developed was as follows:

Thousand options	2022	2021	2020

Options outstanding at January	113,760	127,265	141,736
Options issued during the period	-	-	22
Options exercised during the period	-	(5,247)	(5,730)
Options forfeited during the period	(14,043)	(8,258)	(8,763)
Options outstanding at the end of the year	99,717	113,760	127,265

The range of exercise prices of the outstanding options was from R$15.95 (R$15.95 in 2021 and R$11.972 in 2020) to R$39.04 (R$45.97 in 2021 and R$43.95 in 2020) and the weighted average remaining contractual life was approximately 4.29 years (6.70 years in 2021 and 6.43 years in 2020).

Of the 99,717 thousand outstanding options (113,760 thousand in 2021 and 127,265 thousand in 2020), 63,850 thousand options were vested in 2022 (59,250 thousand in 2021 and 36,459 thousand in 2020).

The weighted average exercise price of the options was as follows:

In R$ per share	2022	2021	2020

Options outstanding at January 1	19.92	19.81	18.53
Options issued during the period	-	-	18.05
Options forfeited during the period	22.60	25.27	22.96
Options exercised during the period	-	13.16	8.30
Options outstanding at the end of the period	19.39	19.92	19.81
Options exercisable at the end of the period	20.12	21.14	23.70

There were no options exercised during the year ended December 31, 2022, (for options exercised in the year ended December 31, 2021, the weighted average share price on the exercise date was R$17.87 and on December 31, 2020 was R$15.23).

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the Programs.

During the period, the Company granted 44 thousand deferred shares under the stock option plan which are valued based on the share market price prior to the grant, which represents a fair value of R$0.6 (at December 31, 2021, 110 thousand deferred shares had been granted, which are valued based on the share market price prior to the grant, which represented a fair value of R$1.7 and at December 31, 2020, 153 thousand deferred shares had been granted, which are valued based on the share market price prior to the grant, which represented a fair value of R$2.4. Such deferred shares are subject to a vesting period of five years from the grant date.

During the period, the Company granted 49,328 thousand (20,629 thousand in 2021 and 21,066 thousand in 2020) restricted shares and performance shares under the Share-Based Plan, which are valued based on the parameters referenced above, representing a fair value of approximately R$766.6 in 2022 (R$325.7 in 2021 and R$315.4 in 2020).

The total number of shares purchased by or granted to employees, as the case may be, under the Stock Option Plan and Share-Based Plan, which will be delivered in the future based on the fulfilment of certain conditions (deferred stock, restricted and performance shares), is as set out below:

Deferred shares

Thousand deferred shares	2022	2021	2020

Deferred shares outstanding at January	1,168	6,065	7,926
New deferred shares during the period	44	110	153
Deferred shares granted during the period	(214)	(4,964)	(1,901)
Deferred shares forfeited during the period	(109)	(43)	(113)
Deferred shares outstanding at the end of the year	889	1,168	6,065

Restricted and performance shares

Thousand restricted shares	2022	2021	2020

Restricted shares outstanding at January	62,545	43,458	23,836
New restricted shares during the period	49,328	20,629	21,066
Restricted shares granted during the period	(12)	(22)	-
Restricted shares forfeited during the period	(3,007)	(1,520)	(1,444)
Restricted shares outstanding at the end of the year	108,854	62,545	43,458

Additionally, certain employees and managers of the Company received options to acquire AB InBev shares, the compensation costs of which are recognized in the income statement against equity.

The transactions with share-based payments described above generated an expense of R$311.6 in 2022 (R$391.5 and R$223.1 in 2021 and 2020, respectively), recorded as administrative expenses.

26.	TRADE PAYABLES

	2022	2021

Trade payables	165.8	209.2
Related parties (Note 31)	343.6	407.9
Non-current	509.4	617.1

Trade payables	23,498.1	23,867.2
Related parties (Note 31)	830.4	1,210.7
Current	24,328.5	25,077.9

Total	24,837.9	25,695.0

The Company recognizes its third party and related party vendor obligations in trade payables line. As mentioned in note 3 (u) – Summary of significant accounting policies, Trade Payables, when relevant, vendor trade payables are adjusted at present value.

Therefore, the present value adjustment recorded for trade payables, at December 31, 2022 is R$367 million (R$239 million at December 31, 2021).

The controlled companies in Argentina, Chile, Paraguay and Panama have transactions with discounted trade bills with endorsement (trade payables securitization) with vendors in the amount of R$219.3 million at December 31, 2022 (R$370.0 million at December 31, 2021). In general, the abovementioned discounted trade bills transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no changes in previously established conditions and its vendor’s choice to carry out the anticipation of its trade receivables with the Company.

27.	PROVISIONS

(a) Provision changes

	Balance as of December 31, 2020	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as of December 31, 2021

Provision for disputes and litigation
Taxes on sales	184.1	-	198.5	(57.3)	(106.7)	218.6
Labor	129.9	(0.8)	163.1	(147.2)	(20.8)	124.2
Civil	86.8	(2.2)	273.9	(71.8)	(33.8)	252.9
Other taxes	156.7	2.0	14.6	(5.2)	(5.1)	163.0
Total provision for disputes and litigation	557.5	(1.0)	650.1	(281.5)	(166.4)	758.7

Restructuring	14.5	1.2	6.8	(5.1)	-	17.4

Total provisions	572.0	0.2	656.9	(286.6)	(166.4)	776.1

	Balance as of December 31, 2021	Effect of changes in foreign exchange rates	Additions	Provisions used	Provisions reversed	Balance as of December 31, 2022

Provision for disputes and litigation
Taxes on sales	218.6	-	157.6	(85.8)	(43.3)	247.1
Labor	124.2	(4.6)	194.2	(162.0)	(19.7)	132.1
Civil	252.9	(17.5)	312.7	(196.6)	(15.6)	335.9
Other taxes	163.0	(8.1)	60.1	(7.2)	(15.0)	192.8
Total provision for disputes and litigation	758.7	(30.2)	724.6	(451.6)	(93.6)	907.9

Restructuring	17.4	(2.0)	-	(3.6)	-	11.8

Total provisions	776.1	(32.2)	724.6	(455.2)	(93.6)	919.7

(b)	Expected settlement

	2022		2021
	Non-current	Current	Non-current	Current
Provision for disputes and litigation
Taxes on sales	193.8	53.3	163.2	55.4
Labor	104.9	27.2	96.2	28.0
Civil	263.0	72.9	194.1	58.8
Other taxes	170.1	22.7	142.1	20.9
Total provision for disputes and litigation	731.8	176.1	595.6	163.1

Restructuring	7.2	4.6	8.2	9.2

Total provisions	739.0	180.7	603.8	172.3

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

(c)	Main lawsuits with a probable likelihood of loss:

(c.1) Sales taxes

In Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

(c.2) Labor

The Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

(c.3) Civil

The Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

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

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, wheat, corn and sugar) that may affect Ambev’s revenue, costs and/or investment amounts. The policy states that all of the known risks (e.g. foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g. future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations and Finance Committee (“COF” – previously addressed by Operations, Finance and Compensation Committee, changed, and approved by the Board of Directors at a meeting on October 14, 2022).

Derivative financial instruments

The derivative financial instruments authorized under the Financial Risk Management Policy include futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2022, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

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

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

2022
			Fair Value			Gain / (Losses)
Exposure	Risk	Notional	Assets	Liability		Finance Result	Operational Result	Equity

Cost		19,853.3	271.8	(719.4)		(3,075.2)	452.7	134.3
	Commodities	4,809.9	100.8	(376.0)		63.5	(32.3)	(475.0)
	US Dollars	14,874.7	157.7	(342.9)		(3,139.2)	477.1	596.6
	Euros	32.2	1.9	-		(0.7)	(0.3)	1.2
	Mexican Pesos	136.5	11.4	(0.5)		1.2	8.2	11.5

Fixed Assets		226.8	1.5	(5.4)		(5.9)	4.9	(13.0)
	US Dollars	226.8	1.5	(5.4)		(5.9)	4.9	(13.0)

Expenses		204.9	0.5	(4.6)		(42.5)	9.1	(14.8)
	US Dollars	204.9	0.5	(4.6)		(42.5)	9.1	(14.8)

Cash		-	-	-		(17.1)	-	-
	US Dollars	-	-	-		(17.1)	-	-
As at December 31, 2022		20,285.0	273.8	(729.4)	-	(3,140.7)	466.7	106.5

	2021
			Fair Value		Gain / (Losses)
Exposure	Risk	Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		18,911.7	597.4	(421.1)	(2,113.5)	1,710.2	2,277.4
	Commodities	3,179.9	455.3	(41.2)	(126.8)	1,168.1	684.7
	US Dollars	15,516.2	136.2	(378.4)	(1,970.7)	541.8	1,792.7
	Euros	31.8	-	(0.8)	(0.1)	0.5	(1.9)
	Mexican Pesos	183.8	5.9	(0.7)	(15.9)	(0.2)	(198.1)

Fixed Assets		1,111.4	1.1	(53.3)	(368.8)	105.3	103.2
	US Dollars	1,111.4	1.1	(53.3)	(368.8)	105.3	103.2

Expenses		365.8	0.5	(18.1)	(124.5)	36.9	192.9
	US Dollars	365.8	0.5	(18.1)	(124.5)	36.9	192.9

Equity Instrument		-	-	-	78.0	-	-
	Stock exchange prices	-	-	-	78.0	-	-
As at December 31, 2021		20,388.9	599.0	(492.5)	(2,528.8)	1,852.4	2,573.5

I.	Market risk

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

a.2) Commodity Risk

A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed-price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

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

The table below demonstrates the Company and its subsidiaries are exposure related to debts. In 2022, the Company and its subsidiaries do not hold hedge positions to the exposure described below:

	2022
	Risk
	Interest rate	Amount
Brazilian Reais	8.5%	230.1
Post fixed interest rate		230.1

Brazilian Reais	8.5%	2,602.1
Working Capital in Argentinean Peso	73.5%	74.3
Other	10.4%	421.3
US Dollars	14.0%	6.2
Canadian Dollars	5.3%	511.0
Pre-fixed interest rate		3,614.9

	2021
	Risk
	Interest rate	Amount
Brazilian Reais	11.6%	83.0
Post fixed interest rate		83.0

Brazilian Reais	7.2%	2,343.3
Working capital in Argentinean Peso	34.7%	30.5
Other	11.3%	226.0
US Dollars	13.1%	17.5
Canadian Dollars	2.5%	430.8
Pre-fixed interest rate		3,048.1

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

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days from December 31, 2022 were used for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2022.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2022.

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	(275.2)	(466.3)	(1,477.8)	(2,680.3)
Input purchases		275.2	466.3	1,477.8	2,680.3
Foreign exchange hedge	Foreign currency decrease	(172.4)	(425.5)	(3,933.1)	(7,694.0)
Input purchases		172.4	425.5	3,933.1	7,694.0
Cost effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(3.9)	(5.2)	(60.6)	(117.3)
Capex Purchases		3.9	5.2	60.6	117.3
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(4.1)	(5.1)	(55.3)	(106.5)
Expenses		4.1	5.1	55.3	106.5
Expense effects		-	-	-	-
		-	-	-	-

As at December 31, 2022 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2023	2024	2025	2026	>2026	Total

Cost		19,758.1	95.2	-	-	-	19,853.3
	Commodities	4,714.7	95.2	-	-	-	4,809.9
	US Dollars	14,874.7	-	-	-	-	14,874.7
	Euros	32.2	-	-	-	-	32.2
	Mexican Pesos	136.5	-	-	-	-	136.5

Fixed assets		226.8	-	-	-	-	226.8
	US Dollars	226.8	-	-	-	-	226.8

Expenses		204.9	-	-	-	-	204.9
	US Dollars	204.9	-	-	-	-	204.9
		20,189.8	95.2	-	-	-	20,285.0

		Fair Value
Exposure	Risk	2023	2024	2025	2026	>2026	Total

Costs		(449.1)	1.5	-	-	-	(447.6)
	Commodities	(276.7)	1.5	-	-	-	(275.2)
	US Dollars	(185.2)	-	-	-	-	(185.2)
	Euros	1.9	-	-	-	-	1.9
	Mexican Pesos	10.9	-	-	-	-	10.9

Fixed assets		(3.9)	-	-	-	-	(3.9)
	US Dollars	(3.9)	-	-	-	-	(3.9)

Expenses		(4.1)	-	-	-	-	(4.1)
	US Dollars	(4.1)	-	-	-	-	(4.1)
		(457.1)	1.5	-	-	-	(455.6)

II.	Credit Risk

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

The counterparty risk is reassessed on a quarterly basis.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk as at December 31, 2022. As at December 31, 2022, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's risk policy.

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

	2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	39,354.4	40,656.4	36,818.5	86.8	1,275.1	1,008.4	1,467.6
Secured bank loans	180.8	245.7	68.2	26.4	25.2	50.4	75.5
Other unsecured loans	472.5	759.1	169.9	156.7	151.6	165.4	115.5
Lease liabilities	3,117.4	3,657.4	962.9	1,008.4	621.0	696.9	368.2
	43,125.1	45,318.6	38,019.5	1,278.3	2,072.9	1,921.1	2,026.8

(i)	Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

	2021
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,976.2	40,186.2	34,690.6	1,279.7	2,248.8	327.2	1,639.9
Secured bank loans	247.0	328.1	88.9	61.7	26.4	50.4	100.7
Unsecured bank loans	84.1	84.1	84.1	-	-	-	-
Other unsecured loans	130.1	234.7	46.5	48.2	29.1	20.7	90.2
Lease liabilities	2,639.3	3,070.9	788.5	756.1	550.7	422.4	553.2
	42,076.7	43,904.0	35,698.6	2,145.7	2,855.0	820.7	2,384.0

(i)	Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

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

On December 31, 2022, the Company did not have any equity swap positions (on December 31, 2021 equity swap operations resulted in a gain of R$78.0).

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

The table below shows all of the consolidated financial instruments recognized in the financial statements, segregated by category:

	2022
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	14,852.1	-	14,852.1
Trade receivables excluding prepaid expenses	7,791.4	-	7,791.4
Investment securities	219.1	454.5	673.6
Derivatives hedges	-	273.8	273.8
Total	22,862.6	728.3	23,590.9

Financial liabilities
Trade payables	24,837.9	-	24,837.9
Put options granted on subsidiaries	-	3,060.3	3,060.3
Derivatives hedges	-	729.4	729.4
Interest-bearing loans and borrowing	3,770.7	-	3,770.7
Other liabilities	2,015.6	333.7	2,349.3
Total	30,624.2	4,123.4	34,747.6

	2021
	Amortized cost	Fair value through profit or loss	Total
Financial assets
Cash and cash equivalents less bank overdrafts	16,597.2	-	16,597.2
Trade receivables excluding prepaid expenses	7,084.7	-	7,084.7
Investment securities	192.9	1,914.6	2,107.5
Derivatives hedges	-	599.0	599.0
Total	23,874.8	2,513.6	26,388.4

Financial liabilities
Trade payables	25,695.0	-	25,695.0
Put options granted on subsidiaries	-	3,291.4	3,291.4
Derivatives hedges	-	492.5	492.5
Interest-bearing loans and borrowing	3,100.6	-	3,100.6
Other liabilities	2,263.7	194.7	2,458.4
Total	31,059.3	3,978.6	35,037.9

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

Pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1 - quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities as at the valuation date;

Level 2 - inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - inputs which are not observable for the asset or liability.

	2022				2021

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Financial asset at fair value through profit and loss	454.5	-	-	454.5	1,914.6	-	-	1,914.6
Derivatives - operational hedge	57.0	216.8	-	273.8	159.1	439.9	-	599.0
Total	511.5	216.8	-	728.3	2,073.7	439.9	-	2,513.6
Financial liabilities
Financial liabilities at fair value through profit and loss	-	-	3,393.9	3,393.9	-	-	3,486.0	3,486.0
Derivatives - operational hedge	76.1	653.3	-	729.4	193.4	299.1	-	492.5
Total	76.1	653.3	3,393.9	4,123.3	193.4	299.1	3,486.0	3,978.5

Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2021	3,486.0
Acquisition of investments	161.4
Total gains and losses during the period	(253.5)
Losses/(gains) recognized in net income	(46.3)
Losses/(gains) recognized in equity	(207.2)
Financial liabilities at December 31, 2022	3,393.9

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

(d) Fair value of liabilities measured through profit or loss

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. ELJ is currently the owner of 15% of the shares of Tenedora, and its put options are now divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, exercisable in 2023 and 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over Tranche A shares, exercisable from 2021, and Tranche B shares, exercisable from 2029, whereas until December 31, 2022, no options were exercised. On December 31, 2022, the sum of the two ELJ tranches is R$3,053.7 (R$3,284.8 on December 31, 2021).

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

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at December 31, 2022 the Company held R$376.9 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$1,152.8 as at December 31, 2021).

Offsetting of financial assets and liabilities

For financial assets and liabilities subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party will have the option to settle on a net basis, in case of a default by the counterparty.

Risks of climate change and the sustainability strategy

Considering the nature of the Company’s operations, there is an inherent exposure to certain risks related to climate change, and relevant ESG (Environmental, Social and Governance) aspects.

In the period finished in December 31, 2022 the Management considered as main risks the aspects below:

(i)	Commodities prices

There is a growing concern that the current level of carbon dioxide and other greenhouse gases in the atmosphere will have adverse impacts on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters, such as droughts, floods, unseasonal rains, tropical cyclones, among others. In the event that climate changes has a negative effect on agricultural productivity, the Company may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

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

Droughts can cause barley crop failures, especially in South America, where most barley is rain-fed, the meteorological droughts (short-term, precipitation-impacted droughts) can significantly affect barley crop performance.

As a result, the effects of climate change could have a substantial long-term detrimental impact on the Company's business and operating results.

(iii)	Environmental regulations

Our operations are subject to a wide range of Brazilian federal, state and municipal safety and environmental laws and regulations related to licenses or authorizations necessary to our business, as well as use of water resources and management of solid waste and take-back scheme obligations.

The Company activities require the constant obtaining and renewal of environmental licenses, in which the production units operation depends. Technical difficulties or failure to meet license renewal terms and the requirements of environmental agencies may have adverse effects on our business, as we may be subject to (i) the imposition of several administrative penalties (such as fines, interruption or shutdown of activities, license cancellation, among others), (ii) payment of recovering costs to of degraded areas and (iii) accountability in the civil, administrative and criminal spheres, depending on the case.

While we have a budget for future capital and operating expenditures to maintain compliance with environmental laws and regulations, there is no guarantee that the Company, even if it adopts adequate practices and processes, will not incur environmental liability or that these applicable environmental laws and regulations will not change or become more strict in the future. Accordingly, non-compliance with applicable laws and the technical conditions established in licenses and permits may harm the Company's reputation, results of operations and financial health.

(iv)	Social

The Company is subject to obligations regarding the respect for human rights of all stakeholders, which may lead the Company to incur additional costs as well as significant contingencies relating to social issues. In general, social risks arise from the potential and actual adverse impacts of its business activities on the human rights of all stakeholders involved in its operation, including its own employees, consumers, suppliers, investors and the local community where the Company operates, whether directly or indirectly connected to its activities.

If the Company does not adopt well-structured and integrated long-term planning initiatives to promote diversity, equality and inclusion, both in its workforce and in the composition of statutory bodies and leadership, it may be challenged, including in court, about the absence of clear goals and effective actions in this area.

There is no guarantee that the Company will be able to adequately manage the social risks mentioned above in compliance with all national and international parameters and guidelines, which, consequently, may eventually harm the Company's operating results and reputation and expose it to legal and regulatory risks, which may materialize in different ways.

As the events mentioned in this section are highly uncertain, the Company cannot determine their financial impact at this moment. Any mentioned impacts may result in a material adverse effect on our business, liquidity, financial condition and results of operations. The Company continues to manage liquidity and capital resources with discipline to meet the costs of the eventual materialization of such risks.

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	2022	2021

Collateral given for the Company’s own liabilities	764.5	788.6
Other commitments	1,368.1	1,719.1
	2,132.6	2,507.7

Commitments to suppliers	50,365.3	51,562.0
	50,365.3	51,562.0

The collateral provided for liabilities totaled approximately R$2,132.6 as at December 31, 2022 (R$2,507.7 as at December 31, 2021), including R$744.0 (R$682.6 as at December 31, 2021) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at December 31, 2022, Ambev maintained R$376.9 (R$1,152.8 as at December 31, 2021) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 28 - Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging.

Future contractual commitments as at December 31, 2022 and 2021 are as follow:

	2022	2021

Less than 1 year	12,491.0	11,559.9
Between 1 and 2 years	10,315.3	9,982.2
More than 2 years	27,559.0	30,019.9
	50,365.3	51,562.0

30.	CONTINGENCIES

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

The Company and its subsidiaries have administrative and judicial discussions with tax authorities in Brazil related to certain tax treatments adopted when calculating the income tax and social contribution, for which, based on Management’s current evaluation, is probable that the tax authorities will accept the uncertain tax treatment, in accordance with IFRIC 23. The Company also has lawsuits related to other taxes, which involve risk of a possible loss. To these uncertain tax treatments and possible contingencies there are no provisions recorded, due to the assessment carried out by Management, with the following composition and estimates:

	2022	2021

Income tax and social contribution	60,453.5	54,258.7
Value-added and excise taxes	25,904.6	23,912.4
PIS and COFINS	3,293.5	2,667.6
Others	1,909.1	1,606.3
	91,560.7	82,445.0

The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature.

Principal lawsuits with a likelihood of possible loss

Brazilian Federal Taxes

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment related to the goodwill amortization in calendar years 2005 to 2010 resulting from the InBev Holding Brasil S.A. merger with Ambev. At the administrative level, Ambev received partially favorable decisions at both the Lower and Upper Administrative Court. Ambev filed judicial proceedings to discuss the unfavorable portion of the decisions of the Lower and the Upper Administrative Court and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In June 2016, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar years 2011 to 2013 and filed a defense. Ambev received partially favorable decisions at the first level administrative court and Lower Administrative Court. Ambev filed a Special Appeal which was partially admitted and awaits judgment by the Upper Administrative Court. For the unfavorable portion of the decision, which became final at the administrative level, Ambev filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$11.1 billion (R$10.4 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit. In the event Ambev is required to pay these amounts, AB-Inbev will reimburse Ambev the amount proportional (70%) to the benefit received by the company pursuant to the merger protocol, as well as the related costs.

Goodwill Beverage Associate Holding (BAH)

In October 2013, Ambev received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal with the Lower Administrative Court against the decision, which was partially granted. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to Ambev with respect to the qualified penalties applied and the statute of limitation for one of the calendar years under discussion; this portion of the decision is final. Ambev will file a judicial proceeding to appeal the unfavorable portion of the decision.

In April and August 2018, Ambev received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first level administrative court rendered unfavorable decisions to Ambev. As a result, thereof, Ambev appealed to the Lower Administrative Court. In November and

December 2019, Ambev received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeals filed in both tax assessments are awaiting judgment by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$2.2 billion (R$2.3 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Goodwill CND Holdings

In November 2017, Ambev received a tax assessment related to the goodwill amortization in calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. The decision from the first level administrative court was unfavorable to Ambev. Ambev filed an appeal to the Lower Administrative Court. In February 2020, the Lower Administrative Court rendered a partially favorable decision. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. The Special Appeal filed by Ambev was partially admitted and is awaiting judgment.

In October 2022, Ambev received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. Ambev has filed a defense and awaits judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$1.3 billion (R$0.9 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Goodwill MAG

In December 2022, CRBS S.A (a subsidiary of Ambev) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS. Ambev filed a defense and awaits judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$251 million. Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, continued to be applied by the Company impacting calendar years following those assessed (2021- 2022). In a scenario CRBS is questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Foreign earnings

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In August 2022, the Upper Administrative Court rendered favorable decisions to Ambev on two cases related to the taxation of profits of foreign subsidiaries, one of which recognized the application of the double tax treaty signed by Brazil to mitigate such taxation; both decisions are final. In October 2022, the Lower Administrative Court rendered a favorable decision to Ambev on a third related case. Ambev is awaiting formal notification of this decision to analyze its content and any applicable legal motions or appeals. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credit, as well as favorable first level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$7.3 billion (R$7.5 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit. For proceedings where it considers the chance of loss to be probable, Ambev recorded a provision in the total amount of R$58 million (R$54.1 million as at December 31, 2021)

Disallowance of Expenses and Deductibility of Losses

In 2015, 2016 and 2020, Ambev received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated to financial investments and loans. Ambev presented defenses and, in November 2019, received a favorable decision at the first level administrative court regarding the 2016 case, which is subject to mandatory review by the Lower Administrative Court. In June 2021, Ambev received a partially favorable decision for the 2020 case at the first level administrative court and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court. In June 2022, Ambev received a partially favorable decision at the first level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$5.2 billion (R$5 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Disallowance of taxes paid abroad

Since 2014, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to Ambev in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016. In these cases, Ambev filed Special Appeals to the Upper Administrative Court which are pending judgment. With respect to the cases related to the periods of 2015, 2016, tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, Ambev received unfavorable decisions from the first level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, Ambev received an unfavorable decision from the first level administrative court in the second assessment related to the 2016 isolated fine case and filed an appeal in connection therewith which awaits judgment by the Lower Administrative Court. In October 2022, Ambev received a new tax assessment charging such isolated fine related to calendar year 2017. Ambev has filed a defense in this case and awaits judgment by the first level administrative court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$12.6 billion (R$11.3 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, continued to be applied by the Company impacting calendar years following those assessed (2018- 2022). In a scenario Ambev is questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

In addition, Ambev has been charged isolated fines due to the non-recognition of tax offsets. Ambev has filed defenses in these cases and awaits judgment by the Administrative Level. The constitutionality of this penalty is under review at the Supreme Court of Justice (RE 796,939 e ADI 4,905). The updated assessed amount as at 31 December 2022 was approximately R$1.2 billion (R$1.1 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

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

In March 2019, Arosuco received a new tax assessment regarding the same subject and filed a defense. In October 2019, Arosuco received an unfavorable first level administrative decision and filed an appeal which is pending judgment.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$581.5 million (R$534.5 million as at December 31, 2021). Arosuco has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Disallowance of Income Tax deduction

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

The updated assessed amount as at December 31, 2022 was approximately R$2.3 billion (R$2.1 billion as at December 31, 2021). Arosuco has not recorded any provision for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, continued to be applied by the Company impacting calendar years following those assessed (2019-2022) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Deductibility of IOC expenses

In 2013, as approved in a Shareholders Meeting, Ambev implemented a corporate restructuring with the purpose of simplifying its corporate structure and converting into a single class of shares company, among other factors. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. As one of the results of such restructuring, the counterpart register of the positive difference between the value of shares issued for the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, Ambev received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and the impact on the increase in the deductibility of IOC expenses. In August 2020, Ambev received a partially favorable decision at the first level administrative court and filed an Appeal to the Lower Administrative Court, which awaits judgment. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In December 2020, Ambev received a new tax assessment related to the deduction of the IOC in 2015 and 2016. The defense against such new tax assessment was filed by Ambev in January 2021. In June 2021, Ambev received a partially favorable decision and filed an appeal to the Lower Administrative Court, which also awaits judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2022, Ambev received a new tax assessment related to the deduction of the IOC in 2017. The defense against this new tax assessment was filed by Ambev in January 2023, which is pending judgment by the first level administrative court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 is approximately R$13.8 billion (R$10.5 billion as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

The uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, continued to be adopted by the Company as it also distributed IOC in the years following the assessed period (2018-2022) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2017, on the same basis and arguments as the aforementioned tax assessments, Ambev management estimates that the outcome of such potential further assessments would be consistent to the already assessed periods.

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.

In February 2016, the Upper Administrative Court ruled unfavorably to Ambev in two of these cases, following which Ambev filed judicial proceedings. In September 2016, Ambev received a favorable first level decision in one of the judicial claims which was confirmed by the second-level judicial court in December 2022. This decision is subject to appeal by the tax authorities. In March 2017, Ambev received an unfavorable first level decision with respect to the second judicial case and filed an appeal, which is pending judgment by the second-level judicial court.

There is a third case being challenged at the administrative level in which an unfavorable decision was rendered to Ambev by the Lower Administrative Court in June 2019. Ambev has appealed this decision and awaits judgment by the Upper Administrative Court.

The updated assessed amount related to this uncertain tax position, as per IFRIC 23 and according to explanatory note 3 (q) - Summary of Significant Accounting Policies, as at December 31, 2022 was approximately R$548 million (R$411.9 million as at December 31, 2021). Ambev has not recorded any provisions for this matter based on the probability of loss of the lawsuit.

PIS and COFINS

PIS/COFINS over bonus products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019 and 2020, Ambev received final favorable decisions at the administrative level in some of these cases and favorable decisions in other cases that are still subject to review. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to Ambev.

Ambev management estimates the possible losses related to these assessments at approximately R$1.6 billion as at December 31, 2022 (R$1.8 billion as at December 31, 2021).

ICMS and IPI

ICMS tax war

Ambev is currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have had tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts.

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

With respect to the assessments issued by the State of São Paulo regarding tax credits from the State of Amazonas, Ambev received unfavorable decisions at the second administrative level in April, May and June 2022. In these cases, Ambev has filed a motion for reconsideration to the second administrative level. In turn, regarding assessments received by the States of São Paulo and Minas Gerais, among others, there were favorable decisions in 2022, which reduced the reported contingency by approximately R$0.3 billion.

Ambev’s management estimates the possible losses related to these assessments to be approximately R$1.7 billion as at December 31, 2022 (R$2.0 billion as at December 31, 2021) and have not recorded any provisions in connection therewith.

ICMS-ST Trigger

Over the year, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant States, cases in which the State tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels of the courts. Ambev management estimates the amount related to this issue to be approximately R$9.3 billion as at December 31, 2022 (R$8.4 billion as at December 31, 2021), which is classified as a possible loss and, therefore, for which Ambev has made no provision for the period.

ICMS - PRODEPE

In 2015, Ambev received a tax assessment issued by the State of Pernambuco to charge ICMS differences due to an alleged non-compliance with the state tax incentive agreement (“PRODEPE”) as a result of the rectification of its monthly reports. The state tax authorities understood that Ambev was not able to use the incentive due to this rectification. In 2017, Ambev had a final favorable decision in the sense that such assessment was null due to formal mistakes of the tax auditor. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. With regards to this new tax assessment, in June 2020 Ambev received the First Level Administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax auditor. The favorable portion of the aforementioned decision is final and unappealable. As to the unfavorable portion, Ambev filed an administrative appeal which is awaiting judgment. Furthermore, there are other assessments related to PRODEPE, some of which are already being discussed in the judicial level.

Ambev management estimates the possible losses related to this issue to be approximately R$663.9 million as at December 31, 2022 (R$596.3 million as at December 31, 2021) and has made no provision for the period.

Manaus Free Trade Zone - IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/or zero rated from IPI excise tax and social contributions (PIS/COFINS). With respect to IPI, Ambev has been registering IPI excise tax presumed credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving several tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev has also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) amounts of PIS and COFINS allegedly due over Arosuco’s remittances to Ambev.

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

The cases are being challenged at both the administrative and judicial levels. Ambev management estimates the possible losses in relation to these assessments to be R$5.8 billion as at December 31, 2022 (R$4.9 billion as at December 31, 2020). Ambev has not recorded any provision in connection with these assessments.

In addition, Ambev has been charged isolated fines due to the non-recognition of tax offsets. Ambev has filed defenses in these cases and awaits judgment by the Administrative Level. The constitutionality of this penalty is under review at the Supreme Court of Justice (RE

796,939 e ADI 4,905). The updated assessed amount as at 31 December 2022 was approximately R$271.6 million (R$224 million as at December 31, 2021). Ambev has not recorded any provisions for this matter as it considers the chance of loss to be possible.

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian federal tax authorities relating to IPI excise tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. We’ve received partially favorable decision at the administrative level. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev and Ambev have filed an appeal.

In October 2022, the Upper Administrative Court rendered a partially favorable decision in one of the cases related to this matter. Ambev awaits the formal notification of this decision to assess whether any portion of the tax assessment may be challenged at the judicial level.

Ambev management estimates the possible losses related to these assessments to be approximately R$1.7 billion as at December 31, 2022 (R$1.6 billion as at December 31, 2021). Ambev has not recorded any provision in connection with these assessments.

ICMS – AM

In 2016, Arosuco (Ambev’s subsidiary) received tax assessments issued by the State of Amazonas to charge alleged differences in ICMS due to questions about the calculation basis applied in sales transactions by Ambev to its subsidiaries. The cases are being challenged at the administrative court. Arosuco management estimates the possible losses related to these assessments to be approximately R$561.5 million as at December 31, 2022 (R$521.3 million as at December 31, 2021) and has not recorded any provisions in connection therewith.

ICMS – ZFM

In 2018 and 2021, Ambev received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, Ambev received a favorable judgment at the second administrative level in February 2022, which is still subject to appeal by tax authorities.

With respect to the assessments issued by the State of São Paulo, Ambev received unfavorable judgments at the first administrative level in May and June 2022. In these cases, we have filed appeals to the second administrative level.

Our management estimates the possible losses related to these assessments to be approximately R$730.3 million as at December 31, 2022 (R$663.3 million as at December 31, 2021). We have not recorded any provisions in connection therewith.

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

Ambev management estimates the possible losses related to these assessments to be approximately R$591.4 million as at December 31, 2022 (R$540.5 million as at December 31, 2021) and has not recorded any provisions in connection therewith.

Contingent assets

PIS and COFINS Recovery - exclusion of ICMS (VAT) from the basis of calculation

In 2017, the Brazilian Supreme Federal Court (“STF”) decided for, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the tax base of social contributions on gross revenues (“PIS and COFINS”). The decision was reaffirmed by the STF in May 2021, in the judgment of the request for clarification presented by the General Attorney's Office (PGFN), whereby the Court confirmed that the ICMS to be excluded from the PIS and COFINS tax base is that declared in the invoice. The Court also determined that the decision should apply retroactively as of March 15, 2017 (date on which the decision on RE 574,706/PR was rendered), except for taxpayers who had judicial and administrative claims filed before said date (which is the case of the Company and its subsidiaries). As for ICMS under the tax substitution modality, the Superior Court of Justice (“STJ”) began the judgment of Theme 1125 with a favorable vote for taxpayers, therefore determining the exclusion of this ICMS modality in the tax bases of social contributions on gross revenues (“PIS and COFINS”).

The Company and its subsidiaries filed several lawsuits related to this matter, most with final and unappealable favorable decisions. As the federal tax regime applicable to the soft drinks and beer sector has changed over time, the Company and its subsidiaries are parties to lawsuits related to three different periods: (i) 1990 to 2009, (ii) 2009 to 2015 (period in which the “REFRI Taxation Model” was in force - special soft drinks and beer regime, provided for Article 58-J of Law No. 10,833, of 2003) and (iii) 2015 onwards (also known as “New Model Taxation”).

From 2018 to 2022, the Company and its subsidiaries recognized, in accordance with IAS 37, recoverable tax credits related to this matter in the total amount of R$9.4 billion, of which (i) R$0.7 billion is related to periods from 1990 to 2009, (ii) R$4 billion is related to the New Model Taxation, from March 2017, when the Company and its subsidiaries implemented the judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base in its regular transactions and which right of recovery is assured by the decision rendered by the STF in the judgment of RE 574.706/PR, and (iii) R$4.7 billion is related to periods from 2009 to 2015, during which the REFRI Taxation Model was in force.

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

In addition, with respect to the transactions performed after the implementation of the individual judicial decisions authorizing the exclusion of the ICMS from the PIS and COFINS tax base, the Company and its subsidiaries had a positive impact of R$5.1 billion, net of the amounts mentioned above, which represented a reduction in the PIS and COFINS expenses.

For additional matters, the Company estimates that the contingent asset corresponds to R$0.7 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

Cerbuco Brewing Inc. arbitration

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration proceedings, there may be an impact on Cerbuco's ability to influence the management of Bucanero's operations. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. Based on the opinion of Cerbuco’s Lawyers, the management estimate the chance of loss as possible. The amount involved has not yet been ascertained, as it depends on the outcome of the arbitration.

31.	RELATED PARTIES

Policy and practices regarding the realization of transactions with related parties

The Company adopts the corporate governance practices recommended and/or required by the applicable laws.

Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company (previously known as Antitrust Compliance and Related Parties Committee, as update approved by the Board of Directors at meeting attended on October 14, 2022) is required to advise the Board of Directors on all transactions with related parties, among other subjects.

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

Total expenses related to the Company’s management members are as follow:

	2022	2021	2020

Short-term benefits (i)	74.2	68.3	26.0
Share-based payments (ii)	66.0	65.3	42.7
Total key management remuneration	140.2	133.6	68.7

(i)	These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii)	These correspond to the compensation cost of share options and restricted stocks granted to management. These amounts exclude remuneration paid to members of the Fiscal Council.

Excluding the above mentioned plan (Note 25 - Share-based payments), the Company no longer has any types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

Transactions with the Company's shareholders:

a) Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at December 31, 2022 held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at December 31, 2022 and December 31, 2021, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates. Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

The expenses incurred by Fundação Zerrenner with third parties, for providing these benefits totaled R$308.8 (R$279.4 as at December 31, 2021), of which R$270.7 and R$38.1 were related to active employees and retirees respectively (R$247.2 and R$32.2 as at December 31, 2021 related to active employees and retirees respectively).

b) Licensing agreement

The Company have a licensing agreement with Anheuser-Busch, Inc. to produce, bottle, sell and distribute Budweiser products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

The Company and its subsidiaries have licensing agreements with the Group Modelo, subsidiaries of AB Inbev to import, produce, promote and sell Corona products (Corona Extra, Corona Light, Coronita, Pacifico and Modelo) in Latin America and Canada and with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten in Brazil.

In this context, the Company recorded R$22.6 (R$17.0 as at December 31, 2021 and R$2.1 as at December 31, 2020) and R$736.7 (R$819.0 as at December 31, 2021 and R$644.0 as at December 31, 2020) as licensing income and expenses, respectively.

Transactions with related parties

	2022
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)
AB Africa	1.6	-	-
AB InBev	142.7	-	(82.0)
AB Package	-	-	(79.3)
AB Services	23.7	-	(5.7)
AB USA	71.1	-	(237.7)
Bavaria	13.9	-	(6.9)
Cervecería Modelo	12.0	-	(345.5)
Cervecerías Peruanas	0.9	-	(46.4)
Inbev	1.0	23.9	(12.2)
Panamá Holding	3.9	-	-
Others	19.9	0.9	(14.7)
	290.7	24.8	(830.4)

	2021
Current	Trade receivables (i)	Other trade receivables (i)	Trade payables (i)	Dividends receivables
AB Africa	5.3	-	-	-
AB InBev	45.4	-	(167.0)	-
AB Package	-	-	(63.1)	-
AB Services	32.7	-	(3.0)	-
AB USA	34.5	11.5	(330.7)	-
Bavaria	3.6	-	(11.0)	-
Cervecería Modelo	6.1	-	(548.4)	-
Cervecerías Peruanas	3.4	-	(16.6)	-
Inbev	0.8	26.4	(26.4)	-
Panama Holding	4.6	-	-	1.5
Others	18.7	1.1	(44.5)	-
	155.1	39.0	(1,210.7)	1.5

(i) The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

	2022	2021
Non-current	Trade payables	Trade payables
ITW International	(343.6)	(407.9)
	(343.6)	(407.9)

The tables below represent transactions with related parties, recognized in the income statement:

	2022
Company	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.1	5.2	(117.3)	(8.5)	208.7
AB Package	-	-	(356.8)	-	-
AB Procurement	-	-	-	(18.1)	-
AB USA	25.5	-	(1,129.7)	(3.2)	-
Ambev Peru	0.6	-	-	-	-
Bavaria	32.0	-	(56.7)	-	-
Cervecería Modelo	124.4	-	(1,323.6)	-	-
Cervecerías Peruanas	1.7	-	(49.6)	-	-
GCC India	-	-	-	(7.1)	-
Inbev	-	-	(129.8)	-	-
ITW International	-	-	-	-	37.3
Other	84.8	9.6	(87.2)	-	1.9
	269.1	14.8	(3,250.7)	(36.9)	247.9

	2021
Company	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payable	Net finance cost
AB InBev	0.7	-	(180.3)	(10.7)	-
AB Package	-	-	(286.7)	-	-
AB Procurement	-	-	-	(16.1)	-
AB USA	32.1	-	(1,209.9)	(3.9)	0.3
Ambev Peru	3.2	-	-	-	-
Bavaria	30.9	-	(57.0)	-	-
Cervecería Modelo	0.8	-	(1,708.2)	-	-
Cervecerías Peruanas	3.2	-	(32.9)	-	-
GCC India	-	-	-	(8.2)	-
Inbev	-	-	(107.9)	-	-
ITW International	-	-	-	-	42.2
Other	19.5	3.6	(143.0)	-	-
	90.4	3.6	(3,725.9)	(38.9)	42.5

	2020
Company	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.3	-	(80.6)	(9.9)	-
AB Package	-	-	(159.2)	-	-
AB Procurement	0.2	-	(0.6)	(17.3)	-
AB USA	35.2	-	(977.0)	(3.2)	-
Bavaria	26.1	-	(48.0)	-	-
Cervecería Modelo	(0.1)	-	(1,269.6)	-	-
Cervecerías Peruanas	13.3	-	(40.3)	-	-
GCC India	-	-	-	(7.3)	-
Inbev	(0.9)	-	(102.3)	-	-
ITW International	-	-	-	-	10.5
Oriental Brewery	2.0	-	-	-	-
Other	22.1	0.2	(83.9)	-	1.5
	98.2	0.2	(2,761.5)	(37.7)	12.0

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Ambrew S.A.R.L. (“Ambrew”)
Anheuser-Busch Inbev Africa (Pty) Ltd. (“AB Africa”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Bavaria S.A. (“Bavaria”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S de RL (“Panamá Holding”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
GCC Services India Private Ltd. (“GCC India”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Oriental Brewery Co. Ltd. (“Oriental Brewery”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

32.	GROUP COMPANIES

List of most significant fully consolidated companies:

Argentina
CERVECERÍA Y MALTERIA QUILMES SAICA Y G Charcas 5160 - Buenos Aires	99.75%

Bolivia
CERVECERÍA BOLIVIANA NACIONAL S.A. Avenida Montes 400 e Rua Chuquisaca 121 - La Paz	85.34%

Brazil
AMBEV S.A. Rua Dr. Renato Paes de Barros, 1.017, 3º andar, Itaim Bibi, São Paulo	Consolidating

AROSUCO AROMAS E SUCOS LTDA. Avenida Buriti, 5.385, Distrito Industrial - Manaus - AM	100.00%
CRBS S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula - Jaguariúna - SP	100.00%

CERVEJARIA Z.X. S.A. Avenida Antarctica, 1.891, Fazenda Santa Úrsula - Jaguariúna - SP	100.00%

Canada
LABATT BREWING COMPANY LTD. 207 Queens Quay West, Suite 299 - M5J 1A7 - Toronto	100.00%

Chile
CERVECERÍA CHILE S.A. Avenida Presidente Eduardo Frei Montalva, 9.600 - Quilicura - Santiago	100.00%

Spain
JALUA SPAIN, S.L. Juan Vara Terán, 14 - Ilhas Canárias	100.00%

Luxembourg
AMBEV LUXEMBOURG 15 Breedewues - L1259 - Senningerberg	100.00%

Guatemala
INDUSTRIAS DEL ATLÁNTICO S.A. KM 122 Ruta al Atlantico - C.P 01012 Teculutan, Zacapa	50.00%

Paraguay
CERVECERÍA PARAGUAYA S.A. Ruta Villeta KM 30 - Ypané	87.35%

Dominican Republic
CERVECERÍA NACIONAL DOMINICANA, S.A. Autopista 30 de Mayo, Distrito Nacional	85.00%

Uruguay
LINTHAL S.A. 25 de Mayo 444, office 401 - Montevideo	100.00%

CERVECERÍA Y MALTERIA PAYSANDU S.A. Cesar Cortinas, 2.037 - Montevideo	100.00%

MONTHIERS S.A. Cesar Cortinas, 2.037 - Montevideo	100.00%

Panama
CERVECERÍA NACIONAL S. DE R.L. Avenida Ricardo J. Alfaro, Corregimiento de Betania, Distrito de Panamá	100.00%

33.	INSURANCE

The Company has a program of risk management requiring it to obtain insurance coverage compatible with its size and operations. Coverage was contracted at amounts considered sufficient by management to cover possible losses, considering the nature of the Company’s activities, the risks involved in its operations and the guidance of its insurance advisors.