Form 20-F
period 2023-12-31
AMBEV S.A.
filed 2024-03-11
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023

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
e-mail: ri@ambev.com.br
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

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

15,753,833,284

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or the IASB. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2023 and 2022 and for the three years ended December 31, 2023, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Central Bank, as of December 31, 2023 of R$4.84 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders” for more detailed information regarding the translation of reais into U.S. dollars.

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

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in a number of places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

o	general economic, political and business conditions both in Brazil and abroad, including developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva and the policies his government may adopt or change during his term in office, particularly economic and fiscal reforms, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
o	inflation and government measures to fight inflation;
o	the effects and uncertainty emanating from adverse geopolitical circumstances, including the ongoing hostility between Russia and Ukraine, the armed conflict involving Hamas and Israel, and other conflicts in the Middle East;
o	greater than expected costs (including taxes) and expenses;
o	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquire;
o	our expectations with respect to expansion plans, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;

o	lower than expected revenue;
o	greater than expected customer losses and business disruptions;
o	limitations on our ability to contain costs and expenses;
o	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us, our customers and our consumers, and our assessment of that impact;
o	the monetary, exchange rate and interest rate policies of central banks, including appreciation, depreciation and devaluation of the real or other currencies in the countries where we operate;
o	continued availability of financing;
o	market and financial risks, such as interest rate risk, foreign exchange rate risk, commodity risk, asset price risk, equity market risk, inflation or deflation;
o	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;
o	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
o	changes in pricing environments and volatility in commodity prices;
o	regional or general changes in asset valuations;
o	changes in consumer spending and consumptions habits;
o	the outcome of pending and future litigation and governmental proceedings and investigations;
o	global political and economic developments;
o	changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;
o	natural and other disasters;
o	water and/or energy scarcity and changes in government regulations aimed at rationing water and/or energy consumption in Brazil or other countries in which we operate;
o	any inability to economically hedge certain risks;
o	inadequate impairment provisions and loss reserves;
o	technological changes;
o	our success in managing the risks involved in the foregoing;
o	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;
o	ability to declare and pay dividends and interest on equity (“IOC”);
o	changes in government policies regarding tax subsidies and incentives;
o	availability and our ability to secure raw and packaging material that goes into our products;

o	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards;
o	the economic, financial, political, public health and other effects of pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact markets where we operate, as well as our ability to timely and efficiently implement any necessary measure in response to, or to mitigate the impacts of such events on our business, operations, cash flows, perspectives, liquidity and financial condition; and
o	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

4

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

6

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

Summary of Risk Factors

Risks Relating to Our Operations

•	We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations;
•	We are exposed to the risk of litigation;
•	Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance;
•	We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales;
•	Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations;
•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities;
•	We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed;
•	If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs;
•	Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on attractive terms or at all may adversely affect our liquidity, financial condition and business;

•	Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future;
•	We may not be able to protect our intellectual property rights;
•	The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our common shares and ADSs at the price and time you desire;
•	Our shareholders may not receive any dividends or IOC;
•	Future equity issuances may dilute the holdings of current holders of Ambev common shares or ADSs and could materially affect the market price for those securities;
•	Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, Anheuser-Busch InBev SA/NV, or ABI, resulting in adverse limitations to our operations;
•	Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions;
•	The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations;
•	We may not be able to recruit or retain key personnel;
•	We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or non-compliance with the Company’s ESG guidelines or any failure to comply with laws and regulations by them could negatively affect our business; and
•	Demand for our products may be adversely affected by changes in consumer preferences and tastes.

Risks Relating to the Economy Sector in Which We Operate

•	Volatility in commodities prices may adversely affect our financial performance;
•	Negative publicity focusing on us or our products or on the way we conduct our operations may harm our business;
•	Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability;
•	If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales;
•	Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability;
•	Our business is subject to regulations in the countries in which we operate, and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues;
•	We are subject to Brazilian and other antitrust regulations;
•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs; and

•	Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.

Risks Relating to Other Countries in Which We Operate

•	Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries;
•	Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations;
•	Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs;
•	We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities; and
•	The outbreaks of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave of COVID-19), its effects and the manner in which such events may continue to impact us are highly uncertain and unpredictable and may result in further adverse effects on our business and may impact our ability to continue operating our business.

Risks Relating to Environmental, Social and Governance (ESG) Matters

•	Our commitment to social responsibility may result in the incurrence of additional costs, and we are subject to laws, regulations and other obligations in furtherance of human rights, social justice and labor standards that may exposes us to additional contingencies;
•	Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us;
•	Natural and other disasters and accidents caused by human and technological errors could disrupt our operations;
•	Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations;
•	New ESG regulations may be enacted and this may result in increased costs for Ambev to comply with them;
•	Scarcity or poor quality of water may negatively affect our production costs and capacity; and
•	Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Risks Relating to Our Common Shares and ADSs

•	Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev’s common shares (including shares underlying the Ambev ADSs);
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax attributes;
•	Certain shareholder entitlements may not be available in the U.S. to holders of Ambev ADSs;

•	Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs;
•	Our status as a foreign private issuer allows us to follow Brazilian corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them;
•	As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies;
•	Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons; and
•	Judgments of Brazilian courts with respect to our shares will be payable only in reais.

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

We are now and may in the future be party to legal proceedings and claims (including labor, environmental and climate, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Note 27 to our audited consolidated financial statements as of and for December 31, 2023, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us. Any changes to the risk assessments of chance of success of our cases could adversely affect our liquidity, financial positions, and business. Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations or due to their involvement in other businesses.

Our tax contingency in Brazil has grown in recent years, and we expect it will continue to grow in the coming years, mainly because (1) its principal amount is adjusted on a monthly basis in accordance with the SELIC rate, or other equivalent interest rate, and (2) of the highly litigious environment in Brazil in connection with tax disputes. In addition, the highly complex tax legislation in Brazil reduces certainty of interpretation by taxpayers. This environment affects the economic sector generally. According to research conducted in 2020 by the Brazilian Teaching and Research Institute – Insper, tax disputes in Brazil reached the amount of R$5.44 trillion in 2019, which corresponded to approximately 75% of the national Gross Domestic Product – GDP. The Brazilian Finance Ministry reported that in 2022, there were R$5.06 trillion of tax credits under dispute.

As the administrative phase of our tax proceedings ends and the judicial proceedings begin, the Company may be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees, bank deposits or other types of assets or rights subject to attachment by law. We will continue to vigorously defend our position in connection with such disputes.

On September 20, 2023, Law 14,689 was enacted (“Law 14,689/2023”) in Brazil, providing for the exclusion of fines imposed in tax administrative proceedings decided in favor of the Brazilian federal government following a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently challenged in judicial courts and, as of the date of publication of Law 14,689/2023, that were pending decision by the appeal courts. Law 14,689/2023 also exempts taxpayers that challenged federal administrative tie-vote decisions in court from being required to post surety bonds or similar guarantees, subject to the fulfillment of certain requirements that have not yet been set by the tax authorities.

On December 20, 2023, the Brazilian Congress approved the consumption tax reform, resulting in the enactment of Constitutional Amendment No. 132/2023 which completely overhauls the taxation over consumption. One of the main goals of this tax reform is to simplify the tax legislation applicable to the consumption in Brazil by replacing current indirect taxes (IPI, ICMS, ISS, PIS and COFINS – IPI will be zero-rated as of 2027, except for products with industrialization incentives in the Manaus Free Trade Zone) by two consumption taxes and an Excise Tax (IBS, CBS and IS). The new system will be implemented over a period of seven years starting in 2026 up to 2033. The new regime is still to be regulated and tax rates have not yet been defined. Accordingly, we cannot anticipate the impact of the consumption tax reform on our operations with any precision as of the date of this annual report on Form 20-F. However, the effects on our results of operations may be significant and could have negative consequences that materially affect our reported results. In addition, the tax reform eliminates all tax benefits currently applicable to us, preserving only certain specific benefits as the Manaus Free Trade Zone, which could also negatively impact on our results of operations.

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

Additionally, there has been an increase in litigation against large companies involving environmental, social and governance (ESG) matters, including claims related to climate justice, net-zero targets and ambitions, greenwashing, climate-washing, supply chain commercial relationships, and diversity and sustainability disclosure practices. As a result, we may also be subject to class actions or other litigation, including administrative proceedings, with respect to our ESG practices since these issues have attracted increasing attention from investors and civil society on a global scale.

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

Most of our sales are in reais; however, a portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of sales, particularly those associated with packaging materials such as aluminum cans and polyethylene terephthalate (PET) bottles, as well as essential ingredients like sugar, hops, and malt, are denominated in or linked to the U.S. dollar. Accordingly, the recent volatility of the U.S. dollar/real exchange rate has had a notable impact on our cost structure in recent years. Therefore, any devaluation of the real or other currencies with which we operate when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to substantially hedge our cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible, accurate or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2023, we derived 42% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, prior to the COVID-19 pandemic, the Brazilian real/U.S. dollar selling exchange rate was R$4.03 per U.S. dollar as of December 31, 2019. However, by December 31, 2021, the Brazilian real/U.S. dollar selling exchange rate was R$5.58 per U.S. dollar, reflecting a 7.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2020. As of December 31, 2022, the Brazilian real/U.S. dollar selling exchange rate was R$5.22 per U.S. dollar, reflecting a 6.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2021. As of December 31, 2023, the Brazilian real/U.S. dollar selling exchange rate was R$4.84 per U.S. dollar, reflecting a 7.2% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2022. As of March 1, 2024, the exchange rate was R$ 4.95 per US$1.00, reflecting a 2.4% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2023.

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

Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso, which resulted in a limited amount of hard currency available to transfer abroad and to acquire raw materials locally, mainly impacting Bucanero’s beer volume sold due to increasing costs of production and price of our Cuban products.

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

Moreover, our marketing efforts are subject to restrictions on the permissible advertising style, media and messages conveyed. In a number of countries, for example, television is a prohibited channel for advertising beer and other alcoholic products, and in other countries, television advertising, while permitted, is carefully regulated. Any additional restrictions in such countries, or the introduction of similar restrictions in other countries, may constrain our brand building potential and thus reduce the value of our brands and related revenues.

Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.

We rely on information technology systems to process, transmit and store large amounts of electronic data, including personal information. A significant portion of communication between our personnel, customers and suppliers depends on information technology. As with all large systems, our information systems may be vulnerable to a variety of interruptions due to events beyond our control, including, but not limited to, natural disasters, terrorist attacks, telecommunications failures, computer viruses, hackers’ attacks, or other security issues.

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

For instance, we are implementing a new version of our main enterprise resource planning (ERP) System -the S4 Hana a SAP platform—which will help us book all the transactional data used in our Brazilian operations. Any replacement or upgrades to our system and related process to implement it may cause occasional system disruptions or delays to run our business operations, including to efficiently fulfill orders and provide services to our customers, subjecting us to inherent costs and risks. There are no assurances that our choices of technologies will prove correct, or that our initiatives will succeed and bring sufficient growth in revenue to offset the costs.

Additionally, we may experience occasional system interruptions and delays that make our websites, in-house controls, and services unavailable or slow to run our business operations, including to respond and prevent us from efficiently accepting or fulfilling orders or providing services to our customers.

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

We take various actions with the aim of minimizing potential technology disruptions – such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes – but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technological disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans, and other containers) meet accepted food safety and regulatory standards. Such precautions include quality control programs for primary materials, the production process, and our final products. We have established procedures to correct issues or concerns that are detected.

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

In the ordinary course of our business, we receive, process, transmit and store large volumes of personal data, including that of employees, dealers, customers, and consumers. As a result, we are subject to various laws and regulations relating to personal data. These laws have been subject to frequent changes, and new legislation in this area may be enacted in other jurisdictions at any time. For example, Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados Pessoais), or LGPD, was enacted in 2018 and came into effect as of September 18, 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that promise to reshape how companies, organizations and public authorities collect, use, process and store personal data when carrying out their activities.

If we are not in compliance with the LGPD and other personal data protection laws in other jurisdictions, we may be subject to administrative sanctions, individually or cumulatively. In addition to the administrative sanctions provided for in the LGPD, failure to comply with any provisions set forth in the LGPD regarding the personal data collected by us may expose us to the following consequences: (i) the filing of lawsuits, individual or collective, claiming damages resulting from violations, based not only on the LGPD, but also on the sparse legislation that address data protection matters; (ii) the application of specific penalties foreseen in the sparse legislation, such as the Consumer Protection Code (Código de Defesa do Consumidor) and the Brazilian Internet Act (Marco Civil da Internet), in case of violation of its provisions, by some consumer protection bodies and public prosecution offices. Therefore, we have designed and implemented a privacy governance framework to comply with all the regulations. We have also implemented security measures to protect our databases and prevent cyberattacks, thereby reducing risks of exposure to data breaches and information security incidents.

Additionally, as a result of the remote work option implemented by us, an increase in cyberattacks through our employees’ personal computers may occur, since the cybersecurity of the networks used by them in their homes may bear the same level of security as that of our corporate work environment, which may impair our ability to manage our business.

Despite the security measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyberattacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached.

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

Certain agreements to which we are a party and certain legal proceedings in which we are involved require us to obtain and maintain surety bonds, letters of credit or similar financial instruments (e.g., bank products known as fiança bancária and/or seguro garantia) to secure the performance or payment of certain obligations and potential losses, respectively. We may be required to pay higher fees, post additional collateral or otherwise be subject to unfavorable terms and conditions when negotiating these products with financial institutions or insurers. In addition, if those negotiations fail, we may be required to use a substantial portion of our cash to secure such agreements and legal proceedings, which may materially and adversely affect our liquidity, financial condition, and results of operations.

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

Our controlling shareholder, ABI, together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2023.

ABI indirectly held shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2023. ABI thus has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013 and effective as of July 2, 2019, or the Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by EPS Participations S.à.R.L and Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. In particular, 41.9% (R$33.4 billion) of our total net revenues of R$79.7 billion in the year ended December 31, 2023, came from our foreign subsidiaries. In addition, some of our subsidiaries are subject to laws restricting their ability to pay dividends or the amount of dividends they may pay.

If we are not able to obtain sufficient cash flows from our foreign subsidiaries, this could negatively impact our business, results of operations and financial condition because the insufficient availability of cash at our company level may constrain us from paying all our obligations.

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

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or non-compliance with the Company’s ESG guidelines or any failure to comply with laws and regulations by them could negatively affect our business.

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

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2023. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot assure that such hedging will be always possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2023 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2023	Fluctuation
Aluminum (US$/ton)	2,633.8	2,075.8	2,260.4	0.1%
Sugar (US$ cents/pounds)	28.0	19.0	24.1	2.7%
Corn (US$ cents/bushel)	6.9	4.5	5.6	(30.5%)
Wheat (US$ cents/bushel)	7.9	5.3	6.5	(20.7%)
PET (US$/ton)	1,138.9	947.1	1,035.0	7.1%

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

If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales.

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

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the United Nations and other participants in the international community.

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

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piaui, Rio Grande do Norte, Roraima, Sergipe, Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while both the States of Minas Gerais and Rio de Janeiro decreased their ICMS value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively). In 2023, the States of Minas Gerais and Rondônia increased their ICMS Value-Added Tax rate applicable to beer (increases ranging from 2% to 5%), while the states, Maranhão, Pernambuco, Roraima, Paraíba, Ceará, Bahia, Distrito Federal, Goiás and Minas Gerais increased their ICMS Value-Added Tax rate applicable to soft drinks (increases ranging from 1% to 3%) and the States of Rio Grande do Sul and Rio Grande do Norte, decreased their ICMS value-Added Tax rates applicable to soft drinks (decreases of 2%, respectively), with all effects from early 2024 on.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If the tax authorities interpret the tax laws inconsistently with our interpretations, we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

Furthermore, as mentioned, the Brazilian National Congress has approved a tax reform that revamps the existing consumption tax system, in place since the 1960s. The core of the tax reform is the substitution of current indirect taxes (PIS, COFINS, IPI, ICMS and ISS – IPI will be zero-rated as of 2027, except for products with industrialization incentives in the Manaus Free Trade Zone) into a so-called “Dual” value-added tax (IBS and CBS), charged on the consumption of goods, services, and rights and an Excise Tax which will apply over goods and services considered as harmful to health or the environment. See “Item 4. Information on the Company—B. Business Overview—Taxation.”

At the national level, the VAT will be called Contribution on Goods and Services (CBS) and at the subnational level, the VAT will be called Tax on Goods and Services (IBS). The Dual VAT will be charged at the destination and, in practice, will be the sum of the national VAT (CBS) and subnational VAT (IBS) rates. It will also be charged on imports, but not on exports. In addition to simplicity and transparency, the new Dual VAT system seeks to eliminate the existing distortion of tax-over-tax, and the so-called “tax war” among states, that compete with each other to attract investment. Besides the Dual VAT (CBS/IBS), the reform also establishes an Excise Tax (IS) yet to be regulated but that will apply over goods and services considered as harmful to health or the environment. It is still pending the regulation of the IBS, CBS and IS tax rates and detailed regime.

Also, the Constitutional Amendment No. 132/2023 provides that the Executive Branch of the Federal Government has until March 2024 to present a suggestion of bill of law related to the tax reform concerning income taxation. The implementation of a tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

Additionally, Provisional Measure No. 1,185/2023 was converted into Law No. 14,789/2023, which became effective on January 1, 2024. The law provided relevant changes in the federal taxation, such as:

•	Federal taxation of tax incentives: Apart from specific federal tax incentives for the development of the North and Northeast regions (“SUDAM” and “SUDENE” benefits), all other federal, state and municipal tax incentives will be subject to Corporate Income Tax (“IRPJ”) and PIS and COFINS taxation. A Corporate Income Tax restricted tax credit may be granted to partially offset the federal taxation impacts, provided certain conditions are met and an authorization by the tax authorities is issued;
•	Deductibility of Interest on Shareholders’ Equity (or Interest On Capital – “IOC”): Law No. 14,789/2023 also brought specific limitations for the deductibility of IOC payout mainly by means of limiting Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC. Thus, as of January 1, 2024, our IOC basis was adjusted downwards by the value that was recorded in the “carrying value adjustments account” in connection with the stock swap merger carried out in 2013 that allowed us to move to a “one share, one vote” system.

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

In Brazil, the Ministry of Agriculture and Livestock (“MAPA”) and its local departments are responsible for the registration, standardization, classification, labelling and for the inspection and surveillance of beverage production and commerce. MAPA regulation sets forth that the registration of establishments and beverages products is valid throughout the country and must be renewed every ten years, except for imported beverages that do not require registration with the MAPA. Moreover, some products and beverages (i.e., energy drinks) may be subject to prior registrations or post-production regulations issued by the Brazilian National Health Surveillance Agency (ANVISA).

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

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to influence the course of Brazil’s economy, control inflation and to implement other policies have involved increase in the Central Bank’s base interest rate, changes in tax policies, wage and price controls, currency devaluations, capital controls, fiscal adjustments, limits on imports and exports, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

Actions taken by the Brazilian government concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	devaluations and other exchange rate movements;
•	inflation;
•	investments;
•	exchange control policies;
•	employment levels and labor regulation;
•	social instability;
•	price instability;
•	energy shortages;
•	water rationing;
•	natural and other disasters, including large scale epidemics and/or pandemics, including governmental and other responses and business restrictions related thereto;
•	interest rates and monetary policy;
•	liquidity of domestic capital and lending markets;
•	growth or downturn of the Brazilian economy;
•	import and export controls;
•	exchange controls and restrictions on remittances abroad;
•	fiscal policy and changes in tax laws; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.

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

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted 2021, 2022 and 2023, which, coupled with government stimulus reduction, amplified the uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), was 10.1% in 2021, 5.8% in 2022 and 4.6% in 2023. Brazil may continue to experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. More recently, inflationary pressures have receded, which has led to the return of a more expansionary monetary policy.

Inflationary pressures in Brazil present notable challenges to our operations, affecting both our cost and expense structure and consumer demand dynamics. For additional information on such effects, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Brazilian Economic Environment and Inflation Impacts” for more information.

The Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, the SELIC official interest rate oscillated from 2.75% in March 2021 to 9.75% in the end of 2021, with further increases in February, March, May and June 2022. As of the date hereof, the SELIC rate was 11.25%. We cannot assure you that inflation will not affect our business in the future.

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

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general public, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. For example, presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results and a heightened state of political and social tension has persisted in Brazil following the election and the commencement of Luiz Inácio Lula da Silva’s new term of office on January 1, 2023.

Further, during the term of the former president Jair Messias Bolsonaro, who remained president until January 1, 2023, there were several inquiries related to potential misconduct. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition, and results of operations, as well as the market price of our common shares.

Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the president’s administration will implement, particularly the scope, viability, and effectiveness of much-anticipated tax reforms, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results. Likewise, we cannot predict how the president’s administration may impact the overall stability, growth prospects and economic and political health of the country.

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

A failure by the Brazilian government to implement reforms may result in diminished confidence in the Brazilian government’s budgetary condition and fiscal stance, which could result in downgrades of Brazil’s sovereign foreign credit rating by credit rating agencies and the rise of risk premium, negatively impacting Brazil’s economy and leading to further depreciation of the real and an increase in inflation and interest rates, adversely affecting our businesses, financial condition and results of operations.

Risks Relating to Other Countries in Which We Operate

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L., or LASI, which is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso in 2021, 2022 and 2023 relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country (See “Item 3. Key Information-D. Risk Factors—Risks Related to Other Countries in Which We Operate - Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations”). Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

The 2021, 2022 and 2023 devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “Item 3. Key Information-D. Risk Factors—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

In 2020, the Argentine government implemented multiple measures in response to the economic crisis resulting from the COVID-19 pandemic including increased health spending, financial support for workers (including funding of wages), vulnerable groups and certain industry sectors, as well as price controls. In 2021, these actions were further enhanced with the freezing of housing rental prices (coupled with the prohibition of evictions upon payment delays), temporary suspensions of service interruption due to non-payment and the extension of credit card payment deadlines and reduced fees on public transportation. Argentina’s inflation reached 211.4% in 2023 with the Central Bank increasing its reference interest rate (BADLAR) by 25pp, ending the year at 100%, in an attempt to prevent further devaluation of the currency that went from 177 ARS/USD to 809 ARS/USD (a 367% devaluation).

In light of the country’s ailing economy and market’s concerns, including as a result of increases in corporate income tax, our liquidity and operations, as well as our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

In November of 2023, Argentina elected Javier Milei as its new president, with views to fix an economy battered by soaring inflation, a looming recession and rising poverty. However, there is no guarantee that Mr. Milei will be successful in improving the macroeconomic scenario in relevant ways, or at all, and, likewise, we cannot predict the scope and effectiveness of any reforms he may implement, which are considered radical. If the economic or political situation in Argentina further deteriorates, our Latin America South operations may be subject to restrictions under new Argentinean foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In addition, on November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo or MAS) returned to power. In October 2023, following a power struggle between Arce and former-president Morales, Bolivia’s president Luis Arce was expelled from his own party, MAS. In 2023, Bolivia faced economic challenges, particularly regarding its dwindling net reserves and escalating country risk. The Bolivian central bank experienced a substantial decrease in its net foreign reserves, primarily comprised of gold and foreign currency, marking its lowest value in 17 years at $1.709 billion by the end of 2023. This decline in reserves triggered concerns about Bolivia’s financial stability, prompting investors to divest from Bolivian bonds due to default risks stemming from the depletion of dollars.

Furthermore, in December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan included promises to increase taxes on the highest income bracket as well as large companies, ending the current pension system, and creating a universal fund to finance public and private health. Mr. Boric was sworn in as president in March 2022. In 2023, the Chilean economy showed signs of recovery following a negative macroeconomic scenario in recent years. Nevertheless, Chilean GDP decreased by 0.2% in 2023 as compared to 2022, reflecting weak private consumption and higher unemployment rates, which increased by 0.7% in 2023.

It is difficult to assess the impact that the changes to the Bolivian and Chilean political scenario, as well as other Latin American countries, will have on their respective economies and, as a result, the effect on our results of operation and financial position.

Political developments in Latin America, including government deadlock, political instability and civil strife could impact our Latin America South operations and have a material adverse effect on our business, financial condition, and results of operations.

Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations.

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

Historically, high rates of inflation have undermined the Argentine economy and the Argentine government’s ability to foster conditions for stable growth. High rates of inflation may also undermine Argentina’s competitiveness in international markets and adversely affect economic activity and employment, as well as our business, financial condition and results of operations.

Argentina has confronted inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. The National CPI variation was 211.4% in 2023, 94.8% in 2022 and 50.9% in 2021. On February 6, 2024, the Central Bank announced that the new inflation estimates for 2024 and 2025 are 227.0% and 58.9%, respectively, pursuant to its survey of market expectations (Relevamiento de Expectativas de Mercado) which was carried out between 29 and 31 of January, 2024. The Argentine government’s adjustments to electricity and gas tariffs, as well as the increase in the price of gasoline have affected prices, creating additional inflationary pressure. If the value of the Argentine Peso cannot be stabilized through fiscal and monetary policies, an increase in inflation rates could be expected.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence. The efforts undertaken by the Argentine government to reduce inflation have not achieved the desired results yet. A continuing inflationary environment could undermine our results of operation, adversely affect our ability to finance the working capital needs in Argentina.

The main impact of this hyperinflationary environment in Argentina on our results of operations is the corresponding impact such inflation effects have on our cost of sales and operating expenses, particularly in terms of increasing costs of raw materials, labor, and other operating expenses. In this way, such inflationary pressures have direct impact on our gross profit margins and overall profitability. See “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Argentinean Economic Environment and Inflation Impacts.” In addition, inflation impacts pricing dynamics due to its impact on consumer behavior and purchasing power. As prices rise, consumers may cut back on discretionary spending, including purchases of beverages. We may face challenges in passing on increased costs to consumers if they are already feeling the strain of inflation on their budgets. This can lead to deterioration on profit margins as Ambev may be unable to fully offset cost increases with higher prices.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operation.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. Also, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Argentinean Economic Environment and Inflation Impacts” for more information.

Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs.

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

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets and commodity prices, including as a result of the conflict between Ukraine and Russia and the armed conflict involving Hamas and Israel, and other conflicts in the Middle East.

More recently, the COVID-19 virus pandemic resulted in significant financial market volatility and uncertainty around the globe, evidencing that the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of widespread health emergencies or pandemics, military conflicts, including the ongoing conflict between Russia and Ukraine and the armed conflict involving Hamas and Israel, terrorism or other geopolitical events. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.

We operate a joint venture in Cuba, in which the Government of Cuba is our joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Ambev, through its Canadian subsidiary Cerbuco Brewing Inc., (“Cerbuco”), currently owns a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is owned by the Government of Cuba. We have the right to appoint the general manager of Bucanero. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, see “Item 8. Financial Information—Civil Claims—Cerbuco Arbitration.”

Bucanero’s main brands are Bucanero and Cristal. In 2023, Bucanero sold 1.03 million hectoliters of beer, representing about 0.56% of our total volume of 183.7 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. On January 11, 2021, the United States government designated Cuba as a state sponsor of terrorism, a list from which Cuba had previously been removed in 2015. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.

The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996. On May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure. ABI has received notices of potential claims purporting to be made under the Helms-Burton Act.

The outbreaks of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave or variant of COVID-19), and government and other response thereto are highly uncertain and unpredictable and may result in further adverse effects material to our business and may impact our ability to continue operating our business.

Outbreaks or potential disease outbreaks may have an adverse effect on our operations. Historically, some epidemics and regional or global outbreaks, such as the one caused by the Zika virus, the Ebola virus, the H5N5 virus (popularly known as avian influenza), the foot and mouth disease, the H1N1 virus (influenza A, popularly known as swine flu), the Middle East Respiratory Syndrome (MERS), the Severe Acute Respiratory Syndrome (SARS) and Dengue virus, have affected certain sectors of the economy in the countries where these diseases have spread.

During 2020 and 2021, as the COVID-19 pandemic progressed in the countries in which we operate, including Brazil, Argentina, Canada and several other countries in Central and South America, states and municipalities adopted guidelines that varied in terms of scope and intensity to control the spread of COVID-19, such as the restriction on circulation of people and social distancing, which resulted in the closing of and operating restrictions on stores, restaurants, hotels, shopping centers, crowded areas, parks and other public spaces. In 2022, most of such restrictions were lifted throughout the first half of the year as a result of improvements in the control of the pandemic. While these restrictions were in effect, they have changed consumer behavior and the dynamics of on-trade (e.g., bars and restaurants) and off-trade (e.g., supermarkets) channels, which adversely impacted our profitability. This changed dynamics had a severe effect on emerging market countries, such as Bolivia and Panama, where the on-trade channel is the predominant consumption occasion for consumers. See “Item 5. Operating Financial Review and Prospects—A. Operating Results.”

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

The extent to which the outbreak of pandemics of infectious diseases will affect our business, financial condition, results of operations or cash flows will depend on future developments, which are highly uncertain and unpredictable. These developments include, among others, the duration and geographic distribution of the outbreak, its severity, actions to contain the virus or minimize its impact, and how quickly and to what extent normal economic and operational conditions can be resumed. Even four years after the COVID-19 pandemic started, our business continues to suffer adverse and material impacts due to the global or regional economic impact, including recession, economic slowdown or increase in unemployment levels, which may affect the purchasing power of our customers.

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

The impact of outbreaks of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave or variant of COVID-19) can also precipitate or exacerbate the other risks described in this annual report.

Risks Relating to Environmental, Social and Governance (ESG) Matters

Our commitment to social responsibility may result in the incurrence of additional costs, and we are subject to laws, regulations and other obligations in furtherance of human rights, social justice and labor standards that may exposes us to additional contingencies.

We aim to operate our business in a manner that upholds corporate social responsibility standards, which may vary based on the specific characteristics of our various business operations and the geographies where we operate. We are also subject to laws, regulations and other obligations that require us to comply with social impact and diversity standards and, accordingly, we are exposed to certain risks related to noncompliance.

In general, social risks arise from the potential and effective adverse impacts to our business related to the human rights of all stakeholders involved in our operations, including our employees, consumers, suppliers, investors and the local communities where we operate, whether directly or indirectly.

If the measures we adopt are not sufficient to prevent, manage and mitigate the social risks applicable to our business, we will consequently be exposed to legal, regulatory, operational and reputational risks, which can materialize in different ways.

We are also required to guarantee dignified working conditions for our employees, ensuring their health, safety, well-being and their right to associate and participate in unions, in compliance with local laws and regulations, respecting human rights. A workplace identified as dangerous, hostile or discriminatory may result in legal contingencies and inhibit the Company’s ability to attract and retain talent, negotiate with associations and unions, prevent incidents of health and safety at work, and drive innovation.

Similarly, if we do not take well-structured initiatives that are integrated into long-term planning to foster diversity, equity and inclusion, in all levels regardless of the hierarchy, we may be challenged, including judicially, about the absence of clear goals and effective actions in this area.

There is no guarantee that we will be able to properly manage the social risks mentioned above, meeting all national and international laws, parameters and guidelines, which, consequently, may harm our operating results and reputation.

Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us.

The Company’s operations are subject to a wide variety of federal, state and municipal environmental laws and regulations, related to the licenses or authorizations necessary for the development of the Company’s business regarding the installation and operation of its projects and activities, the use of water resources, solid waste management, removal of vegetation, impact on protected areas, use of forestry products or raw materials, among other aspects possibly related to its activities.

The Company’s activities require the constant obtaining and renewal of environmental licenses and authorizations, which depend on the installation and operation of activities and undertakings considered by the competent environmental agency, under the terms of current environmental legislation, as effectively or potentially polluting the environment. Technical difficulties, non-compliance with the related environmental legislation and the technical conditions established in the environmental licenses and authorizations may have harmful effects on the Company’s business, since they may subject it to the imposition of various administrative sanctions (such as simple or successive fines, interruption or suspension of activities, embargo or closure of undertakings, revocation of licenses and authorizations, as applicable), payment of costs for the recovery of degraded areas and environmental regularization (resulting from environmental compensation and embargo, for example), as well as accountability in the civil, administrative and criminal spheres, as the case may be. There is no guarantee that the Company, even adopting appropriate practices and processes, will not incur environmental liability or that these applicable environmental laws and regulations will not change or become more stringent in the future. In this sense, non-compliance with the applicable legislation and the technical conditions established in the licenses and authorizations may harm the Company’s operations, reputation, operating results and financial health.

As the scrutiny of environmental authorities, society and investors regarding the Company’s practices in relation to the environment, as well as the Company’s compliance with environmental legislation in the various federative spheres, as well as in the countries in which we operate, has become increasingly rigorous, the Company’s costs to comply with environmental regulation, improve environmental practices and repair possible environmental damage can increase substantially in the future. Furthermore, processes related to environmental compliance can become more complex.

In this context, for the purpose of complying with current environmental legislation and addressing other environmental issues relevant to the Company, the following are considered material issues from a regulatory, operational, financial and reputational point of view: (i) the use of water resources; (ii) climate change and a potential regulation of carbon markets and greenhouse gas emissions in countries where the Company operates, such as Brazil; (iii) solid waste management, reverse logistics and circular packaging; (iv) sustainable agriculture and (v) responsible consumption. In view of their relevance, the Company internally manages the material topics by establishing and monitoring appropriate performance indicators to assess the variations, evolutions and challenges related to each of the aforementioned topics.

Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (technological or human errors) or physical risks such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, terrorist events, military conflicts, including the ongoing conflict between Russia and Ukraine and the armed conflict involving Hamas and Israel, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations.

There is growing concern about adverse impacts caused by emissions of carbon dioxide and other greenhouse gases into the atmosphere such as rising global temperatures, changing weather patterns, and the increased frequency and severity of extreme weather events and natural disasters. If climate change has a negative effect on agricultural productivity in the locations where the Company operates, the Company may be subject to reduced availability or the offer at less favorable prices for certain agricultural products that are necessary for the Company’s production process, such as barley, hops, sugar and corn. In addition, public expectations for reducing greenhouse gas emissions may result in increased cost of energy, transportation and raw materials and may require the Company to make additional investments in facilities and equipment due to increased regulatory or social pressures. As a result, the effects of climate change could have material adverse long-term impacts on the Company’s business and results of operations. The Company’s operations are subject to physical risks, with impacts on the production capacity and delivery of services and products, resulting from the effects of climate change. Tropical cyclones can cause disruptions and damage to businesses and breweries. Wildfires can cause malt barley crop failures, as occurred in 2021 in Canada, which led to significant crop failures. Non-seasonal rains can cause malting barley harvest failures, affecting barley quality. Changes in weather conditions can result in reduced malting barley yields. This reduction directly affects inputs for production and may consequently increase production costs and indirectly costs to markets. For instance, the growing demand for aluminum for packaging, combined with sourcing challenges, may result in higher procurement costs.

The Company’s operations are also subject to transition risks such as: (i) regulatory changes on water use and prices, which may increase the price of water or cause interruptions in supply, affect the availability and license to operate in certain localities and countries; (ii) carbon pricing mechanisms (both taxes and emissions trading systems) that affect both direct operations and emissions from packaging materials throughout the supply chain, may result in higher operating costs for the Company. For example, the aluminum and glass production process are energy high and greenhouse gas emissions intensive. Depending on the country where materials are sourced from, there is potential associated with a high carbon cost and carbon pricing mechanisms; (iii) current and emerging energy and fuel regulations and taxes may increase direct operating costs, given that the Company is exposed to such fuel and energy taxes; and (iv) fluctuations in demand for inputs prone to low availability, such as aluminum, may affect production capacity and increase the cost of purchasing packaging for the Company’s products.

We established sustainability goals focused on smart agriculture, efficient use of water resources, circular packaging, carbon emissions reduction and use of renewable electricity that we aim to achieve by 2025. While we continue to work towards meeting our sustainability goals, we have encountered, and may in the future continue to confront, challenges in relation to achieving these aspirations by 2025 or otherwise in the same manner and to the same extent as previously planned and reported.

Adding to our 2025 climate goal, we also announced our ambition to achieve net zero emissions across our value chain by 2040, which require ongoing investment, and there is no assurance that we will achieve any of these goals or that our initiatives will achieve their intended outcomes. If we fail to meet these targets for any reason, there is a risk of reputational damage, as well as possible questioning – including through litigation – by interested parties. As a result, the effects of climate change could have a material adverse long-term impact on our business and results of operations.

New ESG regulations may be enacted and this may result in increased costs for Ambev to comply with them.

New ESG regulations continue to be enacted and proposed in countries where we operate. These regulations brought by governing and regulatory bodies could be comprehensive in scope and cover various matters within the ESG framework, including, among other areas, reporting, disclosure and due diligence processes.

The enactment of new regulations may require that we adapt our business, activities and current practices in order to comply with such new legislation and other requirements, which may result in higher operating costs that may negatively impact our operating results.

Scarcity or poor quality of water may negatively affect our production costs and capacity.

The Company faces risks related to water shortages. The availability of fresh water is a limited resource in many parts of the world, facing unprecedented challenges relating to climate change and the resulting change in rainfall patterns and frequency of extreme weather, overexploitation, increased pollution and poor water management. As the demand for water continues to increase worldwide, and as water becomes scarcer and the quality of available water deteriorates, the Company may be affected by increased production costs, capacity limitations or significant changes in water quality, which could adversely affect the Company’s business and results of operations.

Water shortages can result in business interruptions and/or reduced production and increased treatment costs. The availability of water is critical for the Company’s operations, as it is an essential input for the production of beer. Reduced water availability can also affect legislation regulating water use. In addition, water quality affected by scarcity can also affect water treatment costs and the ability to operate around the clock.

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

If an ADS holder surrenders the ADSs and, consequently, receives shares underlying the ADSs, the investment in Ambev’s shares would be registered with the Brazilian Central Bank either as (i) a foreign direct investment, subject to Brazilian Central Bank Resolution 278, dated December 31, 2022 (“BCB Resolution 278”), which will require an electronic certificate of foreign capital registration, the Capital Information Provision System of Foreign Direct Investment (“SCE-IED”), or (ii) a foreign investment in portfolio, subject to National Monetary Council’s (Conselho Monetário National) (“CMN”) Resolution 4,373, dated September 29, 2014 (“CMN Resolution 4,373”), which among other requirements, requires the appointment of a financial institution in Brazil as the custodian of the preferred shares and legal representative of the foreign investor in the Electronic Declaratory Registration of Portfolio (“RDE – Portfolio”).

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

In the mid-1990s, Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including in South America, Central America and the Caribbean.

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

Recent Acquisitions, Divestments and Strategic Alliances

In October 2023, E. León Jimenes S.A. (“ELJ”), our partner in Tenedora CND S.A. (“Tenedora”), through which we operate in the CAC region, notified us regarding its intention to exercise its put option requiring us to purchase from ELJ a 12.11% stake in Tenedora’s shares (corresponding to Tranche A in the Tenedora Shareholders’ Agreement). We settled this transaction in January 2024 via (i) a cash disbursement of R$1,704 million that we paid to ELJ, and (ii) the offset of ELJ’s debt held by Cervecería Nacional Dominicana S.A., a subsidiary of Tenedora in the amount of R$335 million. As a result of this transaction, we now hold a 97.11% stake in Tenedora, with the remaining 2.89% held by ELJ (corresponding to Tranche B). For additional information, see Note 28 - Financial Instruments and Risks. Also, see Item 7. Major Shareholders And Related Party Transactions - B. Related Party Transactions - Renegotiation of Tenedora’s shareholders agreement for more information.

B.        Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We currently produce, distribute and sell beer, CSDs, other alcoholic beverages and non-alcoholic and non-carbonated products in 18 countries across the Americas.

We conduct our operations through four business segments, as follows:

•	Brazil, which includes the beer sales division and the NAB sales division;
•	Central America and the Caribbean, or CAC, which includes our direct operations in the Dominican Republic, Saint Vincent, Cuba, Guatemala, Barbados and Panama as well as indirect sales, through third party distributors, in other CAC countries such as Costa Rica, Nicaragua, Puerto Rico, Venezuela and Trinidad & Tobago;
•	Latin America South, or LAS, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

The following map illustrates our four business segments as of December 31, 2023:

Canada
CAC
Central America and The Caribbean
Brazil
LAS
Latin America South

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2023		2022		2021
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	46,361.7	58.1%	42,635.8	53.5%	35,586.5	48.8%
Beer Brazil	38,985.9	48.9%	35,857.9	45.0%	30,537.1	41.9%
NAB	7,375.8	9.3%	6,777.9	8.5%	5,049.4	6.9%
CAC	10,044.8	12.6%	9,440.1	11.8%	9,947.4	13.7%
Latin America South	13,797.2	17.3%	17,371.2	21.8%	16,571.7	22.7%
Canada	9,533.2	12.0%	10,261.7	12.9%	10,748.7	14.8%
Total	79,736.9	100.0%	79,708.8	100.0%	72,854.3	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2023		2022		2021
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	126,419.7	68.8%	126,184.4	67.9%	119,530.6	66.3%
Beer Brazil	93,111.6	50.7%	94,042.6	50.6%	90,835.0	50.4%
NAB	33,308.1	18.1%	32,141.8	17.3%	28,695.5	15.9%
CAC	12,174.6	6.6%	11,786.3	6.3%	13,401.9	7.4%
Latin America South	36,039.6	19.6%	38,134.0	20.5%	37,511.6	20.8%
Canada	9,025.2	4.9%	9,645.0	5.2%	9,924.1	5.5%
Total	183,659.0	100.0%	185,749.7	100.0%	180,368.2	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

•       our people and culture;

•       our strategic pillars;

•       quality of our products;

•       sustainability;

•       permanent cost efficiency;

•       financial discipline; and

•       customer convenience.

Our People and Culture

We dream big to create a future with more cheers. We are always looking to serve up new ways to meet life’s moments, dream big to move our industry forward, and make a meaningful impact in the world. That is why our people are the backbone of our company, and the main source to create and share superior value for our community and ecosystem. We build high performance and engaged teams powered by a diverse, inclusive and healthy workplace, to lead change and transform our business aiming at our long-term success. We carefully manage our hiring and training process with a view to develop capabilities and match great people with their roles to increase the pipeline for the future. We live and breathe our culture in a daily basis due to keep evolving our company and retaining our professionals. In addition, we believe that through our compensation program, which is based both on variable pay and stock ownership, we have created financial incentives for high performance results. Another core element of our culture is our distinguished managerial capability, which is characterized by (1) an intense work ethos that do not take shortcuts, (2) evaluations focused in long term view, collaboration and active listening, (3) the encouragement of our leaders to act as owners (4) sharable practices to create better solutions through simplicity and (5) incentives to grow together with our customers and community.

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

•	Brands for each and everyone: Building brands that are recognized by our clients and consumers. We want our brands to be connected with consumers, and our products to the consumed in important moments of their lives.

•	Thirst to lead the future: Expanding our beverages and assortment, going beyond the beer category and including expansion into categories such as RTDs, canned cocktails and seltzers.

•	A toast to our clients’ success: Improving service level and leveraging technology to solve business customers’ issues that allow them to grow their business in partnership with us.

•	Experiences that come to you: Keeping the consumer at the center of our decision-making process. Through innovation and technology, we want to connect with and bring what we believe to be the best experiences and convenience to our consumers.

•	Together for a Better World: Generating a positive impact in the world and grow together with our ecosystem, which goes from our farmers to our consumers.

•	Sustainable Value Creation: managing our business with operational excellence and efficient capital allocation to maximize our long-term value creation.

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

Sustainability

Brewing quality beer starts with the search for the best ingredients. This requires a healthy, natural environment, as well as thriving communities. In furtherance of this overarching philosophy, we are pursuing five sustainability goals by 2025:

(i)	empowering farmers: we aspire that 100% of our direct farmers suppliers will be skilled, connected, and financially empowered as they will have access to an approved variety of inputs, crop protocol for that variety and at least one technical visit during the crop year, in addition to access to digital platforms;
(ii)	securing water access: we aim that 100% of our communities in hydric high-stress areas will have measurably improved water availability and quality, especially through our Watershed and Forests program that has been in place since 2010;
(iii)	driving circular packaging: we aspire that 100% of our products will be in packaging that is reusable or made from majority recycled content, which we aim to achieve, through working with suppliers to increase the use of recycled content and reinforcing the message for consumers about returnable bottles;
(iv)	aiming for climate ambition: we aim that 100% of our purchased electricity will be from renewable sources and we will have a 25% reduction in CO2 emissions intensity across our value chain as compared to our 2017 baseline; and
(v)	entrepreneurship: we strive to empower our commercial partners (points of sales and suppliers) so that they will be skilled with the necessary tools to evolve through systems and programs that help them to develop in a sustainable way and to assist the development of their businesses, as we share with our customers knowledge and tools.

Regarding our climate ambition specifically, we have contracted 100% renewable electricity in nine countries; and we achieved a reduction of around 19% in CO2 emission in 2023, as compared to 2017, which we believe places us on track with our target of reducing our CO2 emissions by 25% by 2025 Regarding Scope 3 emissions, which represents the largest share of emissions today, we have been working collaboratively with our main suppliers to decarbonize our value chains, through robust programs such as Eclipse Collaborative Program and Connecting for a Better World – Climate Action. These programs aim to engage our suppliers and partners into increasing transparency of carbon data, training and capacity building within our teams.

The table below shows the status as of December 31, 2023 of the main key performance indicators related to our sustainability goals for 2025:

		BRAZIL	LAS	CAC	CANADA	AMBEV	Goal 2025	Status 2023
WATER STEWARD.	Watersheds & Forests (High risk sites in benefit monitoring phase –step 7- as per 7-Step charter)(1)	100%	0%	-	-	72.7%	100%	On Track
	AMA (Number of people benefitted)	953,000	-	-	-	953,000	1,000,000	On Track
CLIMATE ACTION	Renewable electricity (% of total electric energy contracted)	100%	90.5%	78.6%	92.5%	95.7%	100.0%	On Track
	GHG emission – Intensity (kg CO2e/Hl) (% reduction of CO2 intensity versus baseline (2017); Scopes 1, 2 and 3)	8.9%	27.2%	62.3%	7.4%	19.0%	25.0%	On Track
	GHG emission – Absolute (t CO2e) (% reduction of CO2 absolute emissions versus baseline (2017); Scopes 1 and 2 – Owned Operations)	40.1%	41.8%	+20.9%	40.2%	34.2%	35.0%	On Track
CIRCULAR PACKAGING	Glass (% of glass used that was recycled)	43.6%	44.0%	44.3%	40.7%	43.6%	≥ 50.1%	On Track
	Aluminum (% of aluminum used that was recycled)	78.0%	76.7%	48.2%	68.4%	75.2%	≥ 50.1%	Achieved
	Plastic (PET) (% of plastic used that was recycled)	54.8%	8.4%	30.4%	-	40.3%	≥ 50.1%	On Track
	Plastic Commitment	64%	-	-	-	64%	100%	On Track
SUSTAINABLE AGRICULTURE	Skilled producers(2)	98%	90%	-	-	92%	100%	On Track
	Connected producers(3)	99%	100%	-	-	100%	100%	On Track
	Financially empowered producers(4)	98%	100%	-	-	99%	100%	On Track
(1)	7-Step Charter consists of: (i) engagement; (ii) problem identification/prioritization; (iii) solutions agreed; (iv) plan implementation; (v) governance; (vi) communication; and (vii) monitoring.
(2)	Producer must have (i) access to a varieties of crops approved by Ambev for production, (ii) technical protocol for production, and (iii) at least two technical visits during the culture cycle.
(3)	Producer must be registered in Agroportal platform or another similar platform (e.g. SmartBarley, ManejeBem, etc.).
(4)	Producer has access to the tools to reduce production risks (e.g. agricultural insurance, specific financing, etc.).

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

Customer Convenience - Zé Delivery, TaDa and BEES

In order to increase convenience to our consumers, we developed solutions to deliver on demand cold beverages at reasonable prices directly to consumers. Our solutions solve several pain points identified in the consumers’ buying journey: (i) late hours availability, (ii) fast service that is time saving for consumers, (iii) reasonable prices, and (iv) cold products ready to be consumed.

•	In Brazil, our direct-to-consumer platform Zé Delivery continued to grow in 2023, being now present in more than 700 cities across all 27 Brazilian states and reaching nearly 70% of the country’s entire population. Zé Delivery delivered more than 60 million orders in 2023 and had almost 6 million monthly active users as of December 31, 2023.

•	In LAS, Ta Da in Argentina, which resulted from the merger of App Bar with other Direct-to-Consumer platforms named Siempre en Casa and Craft Society, continued to grow in 2023. The platform is present in 49 cities, with more than 1 million orders and growing by 6% in 2023 versus 2022, and monthly active users declining by 11% year over year since 2022. In Paraguay, Ta Da is present in 28 cities, covering nearly 50% of the population with number of orders growing 65% in 2023 versus 2022 and monthly active users growing by 40% in 2023 versus 2022.
•	In CAC, Ta Da in Dominican Republic continued to expand in 2023, with the number of orders growing by 84% in 2023 versus 2022, and monthly active users growing by 89% year over year since 2022.

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

•	In Brazil, we continued to roll-out BEES and currently have more than 92% of our active buyers purchasing through the platform. As part of our full digital strategy plan, nearly 79% of our clients currently purchase exclusively through BEES. The platform helped us reach an all-time high number of clients, adding more than 15 thousand new clients to our client base in 2023. In the BEES marketplace, we currently offer over 650 Stock Keeping Units (“SKUs”) across different categories, such as groceries, non-alcoholic beverages, and hard liquors. The number of customers buying in the marketplace corresponded to nearly 85% of BEES’ customers in the year ended December 31, 2023.
•	In LAS, our digital transformation journey is also evolving with the roll-out of BEES. In Argentina, more than 75% of B2B buyers are purchasing through BEES, and over 90% of the country’s net revenue comes from the platform. The number of customers buying in the marketplace corresponded to over 50% of BEES’ customers in the year ended December 31, 2023. In Paraguay, 82% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 70% of the total number of customers in the year ended December 31, 2023. In Bolivia, 47% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 42% of the total number of customers in the year ended December 31, 2023.
•	In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with 89% of B2B buyers already purchasing through the platform, and over 97% of the country’s net revenue coming from BEES in 2023. We are also exploring BEES marketplace in the country with 15 different categories and over 300 SKUs available for customers as of December 31, 2023. In Panama, we have also continued with the roll-out of BEES which has reached over 100% of the country’s net revenue in 2023 coming from the platform.

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

	2023 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	24.0%	22.8%	24.9%	28.4%
Beer Brazil	23.8%	23.0%	24.9%	28.3%
NAB	24.4%	22.2%	24.7%	28.8%
CAC	22.5%	24.3%	25.7%	27.5%
Latin America South	27.7%	19.3%	23.1%	29.9%
Canada	21.0%	28.9%	27.5%	22.5%
Total	24.5%	22.5%	24.7%	28.4%

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

According to our estimates, in 2023 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitors in Brazil are Heineken.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. As of December 31, 2023, our distribution was structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 165 operations, and (2) our proprietary direct distribution system, involving 96 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “ —Business Overview—Business Strategy.”

In the non-alcoholic beer segment, we operate mainly though Brahma 0.0% which, according to our estimates, is the leader in the Brazilian non-alcoholic beer segment and Budweiser zero which was launched in 2023.

Future Beverages

Some of our products stretch beyond typical beer consumption occasions, such as the Beats family of beverages and Mike’s, which are designed for new occasions and consumer groups in which beer is not present. Our Nutrl, Cutwater, Palm Bay and Mike’s portfolio in Canada and Dante Robino wines in Argentina and Brazil add to our wide portfolio of future beverages, a market that we have been assessing in different regions and countries.

Brazil NAB

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices, and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 91% of the NAB unit volume in 2023 and 86% of the addressable market. The most relevant formats for the category are the two-liter and one-liter non-returnable PET bottles which are mainly sold in supermarkets for in-home consumption and the 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in off-trade (e.g. supermarkets) and on-trade (e.g. bars and restaurants) channels.

Our main competitor in the NAB market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B

Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 56% of the market in 2023), (2) guaraná, (3) orange, and (4) lime. In the cola segment, Pepsi Cola is the second bestselling brand and is sold under our exclusive production and bottling agreements with PepsiCo, while in the “non-cola” flavor segment, we lead the market with Guaraná Antarctica. The non-sugar CSD market is growing within CSDs and our main brands in this segments are: H2OH!, Pepsi Black (both sold under license from PepsiCo) and Guaraná Antarctica Zero. Between 2022 and 2023, we launched new formulas for Pepsi Black and Guaraná Zero to maximize flavor which improved our presence in the segment. Our NAB portfolio also includes brands such as Gatorade in the isotonic market, Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo and in the energy drinks segment, we sell Fusion, a proprietary brand, and Red Bull, which is sold under an exclusive distribution agreement (see “—Licenses—Red Bull”).

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the 12-ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 5.7 million hectoliters in 2023.

In the countries we operate in Central America, we sell Brahva, Budweiser, Bud Light, Michelob Ultra, Stella Artois, Corona, Modelo Especial, Becks, Leffe and Hoegaarden beer brands, which are distributed through the CBC distribution network, jointly with CBC’s CSD portfolio.

In Panama, we estimate that we currently lead the beer market. The main packaging presentations are 355-milliliter cans, 285-milliliter bottles, and 355-milliliter bottles and our main beer brands in Panama are Balboa ICE, Balboa, Atlas Golden Light, Atlas and Budweiser. The main competitor in the Panamanian beer market is Baru. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.1 million hectoliters in 2023. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 2.3 million hectoliters in 2023.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 355 milliliter cans. We currently sell the Bucanero, Cristal and Mayabe local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 2.9 million hectoliters in 2023. Our main competitor in Cuba is imported beer (over 100 worldwide brands) and in 2023 a new brewery began operations producing locally the brand Parranda in PET format.

In the Dominican Republic, the annual sales volume of the beer market was 4.9 million hectoliters in 2023, according to our estimates. The main packaging presentations in the Dominican beer market consists of the returnable 650-milliliter and 355-mililiter glass bottles, which are predominantly sold in small convenience stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Presidente Light, Brahma Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.13 million hectoliters in 2023, according to our estimates. We are the market leader in terms of sales volume according to our estimates, with brands such as Banks and Deputy, which are produced locally by Banks (Barbados) Breweries Ltd. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 3.9 million hectoliters in 2023. The main packaging presentation in the Dominican CSD market is the half-liter bottle, in PET format, which is predominantly sold in small retail stores. Ajegroup, which adopts a low-price strategy has the leadership of the Dominican CSD Market, followed by The Coca-Cola Company, represented by Bepensa. We are currently the third player in that market in terms of sales volume according to our estimates.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola and Seven Up, all of which are marketed under an exclusive bottling agreement with PepsiCo. Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Operations through Third Party Distributors

We also sell Brahva, Budweiser, Bud Light, Michelob Ultra, Stella Artois, Corona, Modelo Especial, Becks, Leffe and Hoegaarden, through third party distributors in Costa Rica, Nicaragua, Puerto Rico, Venezuela and Trinidad & Tobago.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

As of December 31, 2023, we served more than 300 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 20.8 million hectoliters in 2023. With a population of approximately 46 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 39% of our beer volume is distributed directly by us and 61% was distributed through exclusive third-party distributors in 2023. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 51% of our sales in 2023.

According to our estimate, the on-premises consumption represented 7% of beer volumes in Argentina in 2023, and off-premise, including supermarkets sales represented 93% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Brahma, Quilmes Clásica and Budweiser. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2023, annual sales volume of the Argentine CSD market was 49 million hectoliters. In Argentina, 51% of our CSD volume was distributed directly by us and 49% is distributed through exclusive third-party distributors in 2023. Non-returnable bottles represented 80% of our CSD sales in Argentina in 2023.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brands in that country are Pepsi-Cola and Seven-Up. According to Scentia, we are the second player in the Argentine CSD market in 2023, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 4.0 million hectoliters in 2023. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, 50% of our beer volumes was directly distributed by us and 50% is distributed through exclusive third-party distributors in 2023. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 36% of our sales in 2023.

Our most important beer brands in Bolivia are Paceña, Taquiña and Huari. According to estimates, we are the leading beer producer in Bolivia.

The Bolivian CSD Market

In March 2009, we acquired 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., from SAB (through Quinsa) becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2023, the annual sales volume of the Bolivian CSD market was 10.1 million hectoliters. Of our total CSD volumes in Bolivia in 2023, 87% was directly distributed by us and 13% was distributed through exclusive third-party distributors, while all our CSD sales in that country in 2023 were through non-returnable bottles.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 11.2 million hectoliters in 2022. Beer consumption in Chile has increased in almost every year since 2009, except for 2017, 2022 and 2023. Our most important beer brands in Chile are Corona, Budweiser, Becker, Stella Artois and Cusqueña.

As of December 31, 2023, we were the second beer producers in Chile, according to our estimates, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A. In Chile 100% of our beer volumes was distributed through an exclusive third-party distributor.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 5.0 million hectoliters in 2023, excluding smuggling.

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

In Paraguay, 68% of our beer volumes was directly distributed by us and 32% was distributed through exclusive third-party distributors in 2023. Our main package presentation in Paraguay is the 940-millimeter returnable glass bottle, which accounted for 46% of our sales in 2023.

Our most important beer brands in Paraguay are Brahma, Ouro Fino, Skol, Bud 66 and Pilsen, with a leader market position in the country in 2023, according to our estimates. We are also the exclusive distributor of the Budweiser brand in Paraguay.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1 million hectoliters in 2023. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, on June 1, 2023, we implemented a “Route To Market Project,” resulting in 100% of our beer volume distributed through exclusive third-party distributors. Previously, from January to May 2023, 21% of our beer volumes was directly distributed by us and 79% was distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 51% of our sales in 2023.

Our most important beer brands in Uruguay are Pilsen and Patricia, with a leading market position in 2023, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2023, the annual sales volume of the Uruguayan CSD market was 3.2 million hectoliters.

In Uruguay, 39% of our CSD volume was directly distributed by us and 61% was distributed through exclusive third-party distributors in 2023. Non-returnable bottles accounted for 97% of our sales in that country in 2023. Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

Canada

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, a portfolio of ready-to-drink and cider brands.

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

Other Canadian Markets

The ready-to-drink beverages (RTD) industry in Canada declined low-single digit in 2022 and 2023, after two years of unprecedent growth. Labatt’s RTD portfolio in Canada includes the Nutrl, Cutwater, Bud Light Seltzer, Palm Bay and Mike’s brands.

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

Under the MFA, TBS continues to be the primary retailer for pack sizes larger than six bottles or cans of beer. The Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, continues to have the ability to sell beer. Most LCBO stores are limited to selling pack sizes of six bottles or cans of beer or less. Under the MFA, up to 450 grocery stores may also be granted a license to sell beer in pack sizes of six bottles or cans or less. The MFA came into force on January 1, 2016 and has an initial term of ten years, subject to renewal for successive five-year terms, unless the agreement is terminated after the initial term in accordance with the MFA.

In December 2023, the government of the Province of Ontario provided notice that the MFA would not be renewed and announced its intention to expand the sale of beer and certain other alcoholic beverages in Ontario to the convenience channel, while also expanding the number of grocery licenses to sell beer. In connection with the announcement, a non-binding term sheet was signed between TBS and the government of the Province of Ontario setting out non-binding principles reflecting features of a new marketplace for beer sales in Ontario. These principles are intended to clarify features of the new system, including what elements of the existing system will be retained through at least January 1, 2031. The principles include: (i) TBS retaining retail operations through to at least January 1, 2033, (ii) TBS continuing to be the primary distributor to existing channels and new stores through at least January 1, 2031, (iii) TBS continuing to provide recycling services, and (iv) maintaining current regulations in Ontario prohibiting trade spend in the new retail channel.

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

Distribution in the Western Provinces

Molson and Labatt are each a shareholder in Brewers Distributor Limited, which operates a distribution network primarily for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, as well as three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Provincial markets, there are both privately controlled retail stores (such as in Alberta, British Columbia and Saskatchewan) and government-controlled retail stores (such as in British Columbia and Manitoba).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (1) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (2) private distributors in Newfoundland.

Beer, CSD and RTD Production Process

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

CSDs and RTDs are produced by mixing water, flavored concentrate and sugar or sweetener. In the case of RTDs, alcohol is also included in this blend. Water is processed to eliminate mineral salts and filtered to eliminate impurities. Purified water is combined with processed sugar or, in the case of diet CSDs, with artificial sweeteners and concentrate. For CSDs and carbonated RTDs, carbon dioxide gas is injected into the mixture to produce carbonation. Immediately following carbonation, the mixture is packaged. In addition to these inputs, delivery of the product to consumers requires packaging materials such as PET bottles, aluminum cans, labels and plastic closures.

For information on our production facilities, see “—D. Property, Plant and Equipment.”

Sources and Availability of Raw Materials

The COVID-19 pandemic caused significant changes in consumer behavior and channel dynamics as governments-imposed restrictions that varied in terms of scope and intensity in response to the virus spread. As out-of-home consumption occasions gradually increased in 2021 and 2022, the demand for glass bottled packaging increased significantly, pressuring the supply chain and generating punctual product shortages.

Beer

The main raw materials used in our production are malt, non-malted cereals, hops and water.

Barley and Malt

Malt is widely available, and our malt requirement is met by domestic and international suppliers as well as our own six malting facilities. In the case of our beer operations in South America (Brazil & LAS), approximately 75% of our malt needs were supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay in 2023.

For the remaining malt demand, our main supplier is Cooperativa Agroindustrial Agraria, located in the State of Paraná in Brazil Market prices for malt are volatile and depend on the quality and the level of production of the barley crop across the world, as well as on the intensity of demand.

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

Hops

There are two types of hops used in our beer production: hops used to give beer its distinctive bitter flavor, which we generally import from the United States, and hops used to give beer its distinctive aroma, which we generally import from Europe and part from our local production in Argentina. Hops industry is concentrated in a few international suppliers, such as Barth-Haas Group and Hopsteiner.

Non-malted Cereals

Non-malted cereals are purchased from domestic suppliers, the most relevant of which are Ingredion, Cargill Agrícola and Arrozeira Pelotas. Those cereals grow in several regions in Brazil and are generally widely available.

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

Concentrates

We have a concentrate facility in the north of Brazil which produces the concentrates to meet our requirements to produce of our proprietary brand guaraná Antarctica among others. The concentrate for Pepsi CSD products is purchased from PepsiCo.

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

Other

We buy all of fruit juice, pulp and concentrate that we use in the manufacture of our fruit flavored CSDs.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 255 thousand tons of glass and in 2023 such unit attended approximately 35% of our glass needs in Brazil.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. Also, in September 2020, we opened our can plant facility in the state of Minas Gerais, which has a production capacity of 2.5 billion cans per year. Our can plant served approximately 14% of our can needs in 2023 in Brazil.

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

Regulation

All our operations are subject to local governmental regulation and supervision, including (1) labor laws; (2) social security laws; (3) public health, consumer protection and environmental laws; (4) securities laws; (5) antitrust laws; (6) foreign exchange laws; and (7) international sanctions and embargoes. In addition, we may also be subject to regulations aimed at (i) ensuring healthy and safe conditions in facilities for the production, bottling, and distribution of beverages and (ii) placing restrictions on beer and CSD consumption.

Environmental laws in the countries where we operate are mostly related to (a) the conformity of our operating procedures with environmental regulation and standards regarding, among other issues, the use of water resources, the emission of gas and liquid effluents, environmental permits and (b) the management and disposal of one-way packaging.

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

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Ice Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Uruguay, Bolivia and Dominican Republic. In 2023, sales volumes of PepsiCo products represented approximately 34% of our total NAB sales volumes in Brazil, 53% of our total NAB sales volumes in the Dominican Republic and 96% of our NAB sales volumes in Argentina, 96% in Bolivia and 99% in Uruguay.

Red Bull

We have a long-term distribution agreement with Red Bull, providing for the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Licensing Agreements with ABI

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser and Bud Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. In 2023, the ABI brands sold by Labatt represented approximately 61% of Labatt’s total sales volumes. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume.

Budweiser

We also have a licensing agreement with ABI which allows us to exclusively produce, distribute and market Budweiser in Brazil and Argentina. We also have certain arrangements to sell and distribute Budweiser products in Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and certain other countries in CAC, Uruguay, Chile, Bolivia and Paraguay.

Stella Artois, Becks and Brahma

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

Corona

We have a licensing agreement with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly Grupo Modelo, S.A.B. de C.V.), a subsidiary of ABI, to produce, import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Corona Sunbrew, Pacifico and Negra Modelo) in Brazil, Argentina, Chile and other Latin America countries as well as in Canada.

We also have a licensing agreement with Grupo Modelo to produce, distribute and market Modelo Especial and Corona Extra in Guatemala, and to produce, distribute and market Modelo Especial in Dominican Republic.

Spaten

We have a licensing agreement with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten in Brazil and Canada. We also have certain arrangements to sell and distribute Spaten products in Uruguay.

Michelob and Goose Island

We also have certain other agreements which allows us to sell and distribute Michelob Ultra, Michelob, and Goose Island in Brasil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and certain other countries in CAC, as well as in Canada.

Cutwater and Nutrl

We also have licensing agreements that allow us to produce, promote, advertise and sell Cutwater in Canada, and that allow ABI to produce, promote, advertise and sell Nutrl in the United States.

Can supply

We have ABI’s subsidiary, Metal Container Corporation, as one of our main can suppliers.

Taxation

Beer

Taxation on beer in the countries where we operate is comprised of different taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of sales tax charged on our beer products in 2023, represented as a percentage of gross sales, was: 42.3% in Brazil; 22% in Canada; 11.1% in Central America; 36.2% in the Dominican Republic; 18.0% in Guatemala; 14.3% in Panama; 1.0% in Cuba; 8.1% in Barbados; 18.1% in Argentina; 36.4% in Bolivia; 25.8% in Chile; 11.6% in Paraguay; and 32.9% in Uruguay.

NAB

Taxation on NAB in the countries where we operate is comprised of taxes specific to each jurisdiction, such as an excise tax and a value-added tax. The amount of taxes charged on our NAB products in 2023, represented as a percentage of gross sales, was: 35.3% in Brazil; 18.0% in the Dominican Republic; 7.0% in Panama; 11.3% in Argentina; 26.7% in Bolivia; and 29.8% in Uruguay.

Changes to Brazilian Taxes on Beverages

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piaui, Rio Grande do Norte, Roraima, Sergipe, Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while both the States of Minas Gerais and Rio de Janeiro decreased their ICMS value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively). In 2023, the States of Minas Gerais and Rondônia increased their ICMS Value-Added Tax rate applicable to beer (increases ranging from 2% to 5%), while the states, Maranhão, Pernambuco, Roraima, Paraíba, Ceará, Bahia, Distrito Federal, Goiás and Minas Gerais increased their ICMS Value-Added Tax rate applicable to soft drinks (increases ranging from 1% to 3%) and the States of Rio Grande do Sul and Rio Grande do Norte, decreased their ICMS value-Added Tax rates applicable to soft drinks (decreases of 2%, respectively), with all effects from early 2024 on.

The Brazilian tax reform related to consumption was approved in December 2023, and, consequently, potentially relevant changes will likely arise in relation to the Brazilian taxation applicable on beverages, including, possibly, the imposition of excise tax (IS) over alcoholic beverages in addition to the Dual VAT (IBS and CBS). Also, the tax reform eliminates all tax benefits currently applicable, preserving only certain specific benefits as the Manaus Free Trade Zone. Considering the reform is still pending a series of definitions and implementing regulations, we cannot anticipate the impact on our operations with any precision as of the date of this annual report on Form 20-F. However, changes may be significant and could have negative consequences on our results of operations.

C.        Organizational Structure

Our direct controlling shareholder, ABI, together with FAHZ, held in aggregate approximately 72.0% of our total and voting capital stock (excluding treasury shares) as of December 31, 2023.

ABI indirectly holds shares in us representing 61.8% of our total and voting capital stock (excluding treasury shares) as of December 31, 2023. ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2023 based on total share capital owned.

Organizational Structure

Ambev S.A.
Interbrew 53,60%
Ambrew 8,18%
Fahz 10,22%
Others 28,00%
Dahlen
Ambev S.A. 100,00%
Hohneck Arg
Ambev S.A. 100%
Lambic S.A
Ambev S.A. 100,00%
Hohneck Chile
Hohneck Arg 99,9998%
Others 0,0002%
Dunvegan
Hohneck Chile 47,69%
Hohneck Arg 52,31%
Lambic Chile
Lambic S.A 99,99999%
Others 0,00001%
NCAQ
Lambic Chile 99,99999995%
Dunvegan 0,00000005%
TENEDORA
Ambev S.A 80,61%
ELJ 15,00%
Arosuco 4,39%
Ambev Lux SarL
Ambev S.A. 100.0%
Ampar
Ambev Luxembourg 100,00%
CND
Tenedora 99,67%
Others 0,33%
Labatt Brewing
Ambev Luxembourg 100,00%
CAC region subsidiaries
Canada region subsidiaries
Abejas Log.Group S.R.L
Ambev S.A. 99,50%
CRBS 0,50%
Linthal ROU
Ambev Luxembourg 100,00%
LASI
Linthal 100,0%
Cerbuco
Ambev Luxembourg 100,00%
Cerv. y Malteria Quilmes
LASI 94,74%
Linthal 5,01%
Others 0,25%
Bucanero
Cerbuco 50,00%
Coralsa 50,00%
LAS region subsidiaries
Cerv. Paraguaya S.A
LASI 87,14%
FNC 0,22%
Others 12,64%
LAScan Beverage Co
LASI 100,00%
Inv. Bemberg Chile
LASI 99,999%
Mulpún S.A 0,001%
CBN
LAScan BC 85,34%
Others 14,66%
Cerveceria Chile
LASI 98,41%
Inv. Bemberg 1,59%
Mulpún S.A 0,0000%
Arosuco
Ambev S.A. 99,99999998%
NexWay 0,00000002%
Ambev Tech Ltda.
Arosuco 100,0%
Menupontocom
Arosuco 100,00%
Donus Holding Ltda.
Arosuco 100,00%
Bees Instituição Pgtos Ltda.
Donus Holding 100,00%
Get In Tecnologia S.A
Arosuco 75,00%
Outros 25,00%
CRBS
Arosuco 99,98948%
Ambev S.A. 0,01052%
RTD Luxembourg SarL
CRBS S/A 100,00000%
Cervejaria ZX S.A
Ambev S.A. 99,9999999%
Arosuco 0,0000001%
Cervejaria Pratinha
Cervejaria ZX 100,00%
Zé Soluções Tec. Com. Beb. Ltda.
Cervejaria ZX 100,00%
Lizar
Ambev S.A. 99,9999%
Arosuco 0,0001%
NexWay
Ambev S.A. 100,0000%
CRBS 0,0000%
ZXExperience Bares
NexWay 0,0000%
Ambev S.A. 100,0000%
B Blend Maquinas
Ambev S.A. 50,00%
Whirlpool 50,00%
Bebidas Fantásticas
Ambev S.A. 100,000000%
CRBS 0,000000%
Incrível Cia Bebidas
B. Fantást. 100,0000%
Cerveceria Nacional S.R.L
Ambev S.A. 99,00%
Distrib.Comerc. 1,00%
Distrib. Comerc.
Cerv. Nacional SRL 99,00%
Ambev S.A. 1,00%
Mar del Sur Logistica, S.A
Cerv. Nacional SRL 100,00%
Jalua
Ambev S.A. 100,00%
Monthiers
Jalua 100,00%
Ind.del Atlántico
Monthiers 50,00002%
Others 49,99998%
Cympay
Monthiers 100,00%
Pampa
Ambev S.A. 60,00%
Monthiers 40,00%
MUSA
Malt. Pampa 0,00%
Brazilian Companies
Offshore Companies

D. Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2023, our aggregate beer and non-alcoholic beverages production capacity was 259.2 million hectoliters per year. In 2023, the total production at the facilities set forth below was equal to 178.9 million hectoliters.

The following is a list of our main production facilities as of December 31, 2023:

Brazil
Plant	Type of Plant
Almirante Tamandaré, Paraná	Soft Drinks
Anápolis, Goiás	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cuiabá, Mato Grosso	Mixed
Estancia, Sergipe	Mixed
Guarulhos, São Paulo	Beer
Itapissuma, Pernambuco	Mixed
Jacareí, São Paulo	Beer
Jaguariúna, São Paulo	Mixed
Juatuba, Minas Gerais	Mixed
Jundiai, São Paulo .	Soft Drinks
Lages, Santa Catarina	Beer
Cachoeiras de Macacu, Rio de Janeiro .	Mixed
Manaus, Amazonas .	Mixed
Pirai, Rio de Janeiro	Mixed
Ponta Grossa, Paraná	Beer
Rio de Janeiro, Rio de Janeiro	Mixed
São Luis, Maranhão	Beer
Sapucaia do Sul, Rio Grande do Sul	Soft Drinks
Sete Lagoas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Uberlândia, Minas Gerais	Beer
Viamão, Rio Grande do Sul	Mixed
Crown Manaus, Amazonas	Crown Cap
Glass Rio, Rio de Janeiro	Glass Bottles
Label São Paulo, São Paulo	Labels
Malt. Navegantes, Rio Grande do Sul	Malt
Malt. Passo Fundo, Rio Grande do Sul	Malt
Cans Minas, Minas Gerais	Cans
SAZ Zitec Research Pilot Brewery, Rio de Janeiro	Research Plant
Wals, Minas Gerais	Beer
Colorado, São Paulo	Beer
Bohemia, Rio de Janeiro	Beer
Pratinha, São Paulo	Beer
Joao Pessoa, Paraíba	CO2 Plant
SD Aromas, Manaus	Soft Drinks Kits
Agudos, São Paulo	Beer
Carambeí, Paraná…	Glass Bottles

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Acheral, Argentina	Beer
Cordoba, Argentina	Soft Drinks
Corrientes, Argentina	Mixed
Manantial, Argentina	Soft Drinks
Mendoza, Argentina	Beer
Pompeya, Argentina	Beer
Quilmes, Argentina	Beer
Cerveceria Argentina, Argentina	Beer
Cochabamba, Bolivia	Beer
El Alto, Bolivia	Soft Drinks
Huari, Bolivia	Beer
La Paz, Bolivia	Beer
Sacaba, Bolivia	Soft Drinks
Santa Cruz, Bolivia	Beer
Santiago, Chile	Beer
Ypane, Paraguay	Beer
Minas, Uruguay	Beer
Montevideo, Uruguay	Mixed
Malt. Pampa, Argentina	Malt
Crown Coroplas, Argentina	Crown Cap
Malt Tres Arroyos, Argentina	Malt
Can Oruro, Bolivia	Cans
Glass Ypane, Paraguay	Glass Bottles
Malt Nueva Palmira, Uruguay	Malt
Malt Paysandu, Uruguay	Malt
Hop Fernandez Oro, Argentina	Hops Pellets
Zarate Research Pilot Brewery, Argentina	Research Plant
Patagonia, Argentina	Beer
Dante Robino, Argentina	Wine
Tarija, Bolivia	Beer

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer/RTD
London	Beer/RTD
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer/Spirits
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith’s	Beer
Goodridge & Williams	RTD/Spirits
Banded Peak	Beer
Stanley Park	Beer
Lacroix	Cider

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

62

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We have prepared our audited consolidated financial statements as of December 31, 2023 and 2022, and for the three years ended December 31, 2023 in reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in million reais, unless otherwise stated.

Brazilian Economic Environment and Inflation Impacts

A relevant part of our operations and assets is located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability.

The economic environment remained challenging for our operations during throughout the last three years. The Brazilian GDP, as published by the IBGE, increased by 4.6%, 2.9% and by 2.9%, in 2021, 2022 and 2023, respectively. Prior to 2020, when the GDP grew 4.1%, Brazil was emerging from a prolonged recession after a period of a slow recovery, with only meager GDP growth in 2019 and 2018. Brazil’s GDP growth rates were 1.1% in each of 2019 and 2018. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Consumption of beer and other alcoholic and non-alcoholic beverages also varies in accordance with changes in disposable income, e.g. as a result of the level of Brazilian unemployment. As of December 31, 2023, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 7.8%, compared to 9.3% as of December 31, 2022 and 13.2% as of December 31, 2021. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2023	2022	2021

GDP growth (%) (1)	2.9	2.9	1.1
Unemployment (%) (2)	7.8	9.3	12.3
Inflation (IGP-M) (%) (3)	(3.2)	5.5	17.8
Inflation (IPCA) (%) (4)	4.6	5.8	10.1
CDI (%) (5)	13.0	12.4	6.4
(Depreciation) appreciation of the real against the U.S. dollar (%)	7.2	(6.5)	(18.5)
Exchange rate (closing) of the real to the U.S. dollar (6)	4.8413	5.218	3.875
Average exchange rate the real to the U.S. dollars (6)	4.9953	5.165	3.656

(1)	Source: IBGE.
(2)	Source: IBGE
(3)	Source: Fundação Getúlio Vargas - FGV.
(4)	Source: IBGE.
(5)	Source: Brazilian Central Bank.
(6)	Source: Brazilian Central Bank.

Inflation Impacts

In 2023, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getúlio Vargas, or FGV, a private organization, was (3.2%), compared to 5.5% during 2022 and 17.8% during 2021. In 2023, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, was 4.6%, compared to 5.8% during 2022 and 10.1% during 2021.

Inflation impacts our operations in several ways. Mainly, inflation can increase the cost of raw materials, labor, and operational expenses, causing us to encounter pressure on our gross and profit margins. Furthermore, elevated inflation diminishes consumers’ purchasing power and alters their spending patterns. As prices escalate, consumers may exhibit greater sensitivity to pricing, sometimes prioritizing essential goods over discretionary items such as beverages. This change in consumer behavior not only can impact our sales volumes and revenue, but also necessitates cautious pricing strategies amidst rising costs. Addressing these intertwined challenges demands us to adopt a vigilant approach to cost and expenses management and pricing strategies. We have over the years consistently evaluated and enhanced our supply chain efficiency, explored alternative sourcing arrangements, and implemented targeted cost-containment measures to mitigate the effects of inflation on our cost structure. Concurrently, we closely monitor shifts in consumer preferences and market dynamics to tailor our product offerings and marketing strategies accordingly. By proactively managing these factors, we endeavor to navigate the uncertainties associated with inflation and sustain our business performance in the Brazilian market. Considering the existing inflationary pressures, our Brazilian operations may be impacted by one or a combination of the following factors arising from, or related to, inflation and our efforts to combat inflation:

•	Price adjustment: in an effort to sustain our profitability margins, we may pass on to consumers higher production costs driven by inflation, including higher costs for beverage production, packaging materials, transportation, and other operational expenses, via price increase to our consumers;

•	Inflation-linked contracts: we may enter into inflation-linked contracts where prices are adjusted periodically based on an inflation index, such as the IPCA or IGP-M indexes used in Brazil, and PPI (Producer Price Index) for United States such as our contracts for packaging materials and malt; and

•	Increased labor costs: Inflation can also lead to higher labor costs for us, both for the wages of our employees as well as third-party service providers. Our employees may negotiate higher wages or demand cost-of-living adjustments to cope with rising prices. Additionally, third-party service providers, such as logistics companies and maintenance contractors, may increase their rates to offset inflationary pressures.

For further quantification and other information regarding inflation impacts on our results of operations, see our discussions below under “—Selected Financial Data by Business Segment—Cost of Sales” and “—Selected Financial Data by Business Segment— Sales, Marketing, Distribution and Administrative Expenses” for the year ended December 31, 2023 compared to the year ended December 31, 2022 and for the year ended December 31, 2022 compared to the year ended December 31, 2021. Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2023, the real appreciated against the U.S. dollar by 7.21%, following a depreciation of 6.50% during 2022 and a depreciation of 7.4% during 2021. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract.

Argentinean Economic Environment and Inflation Impacts

A relevant part of our operations is located in Argentina, which is considered a hyperinflationary. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information-which is the 12 month period preceding the dates presented-is presented to conform to our fiscal year periods).

	Fiscal year ended December 31,
	2023	2022	2021
	(inter-annual data)

GDP (%) (1)	(2.5)	5.0	10.7
Unemployment (%)(2)	7.4	6.3	8.7
Inflation (IPIM) (%) (3)	276.4	94.8	51.3
Inflation (CPI) (%)(4)	211.4	94.8	50.9
Depreciation of the Peso against the U.S. dollar (%)	351	71	21
Average exchange rate per USD 1.00 (5)	ARS 808.25	ARS 179.25	ARS 104.75

(1)	Represents annual growth of the year end GDP at constant prices (2004). Source: INDEC for 2022 and 2021. For 2023, the IMF -World Economic Outlook estimation from October 2023, as data from INDEC was not available.
(2)	Source: INDEC.
(3)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury. Source: INDEC
(4)	Source: INDEC
(5)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of December 31.

Argentine GDP decreased 2.5% in 2023, compared to an increase of 5.0% in 2022 and 10.7% in 2021. As of December 31, 2023, the unemployment rate was at 7.4% of the country’s economically active population, compared to 6.3% as of December 31, 2022 and 7% as of December 31, 2021.

Changes in short- and long-term interest rates, unemployment and inflation rates may reduce the purchasing power of our consumers. These factors, combined with low GDP growth, may reduce general consumption rates.

Effects of inflation in Argentina

The following are annual inflation rates during the fiscal years indicated, based on information published by the INDEC, an entity dependent of the Argentine Ministry of Treasury.

	Consumer price index	Wholesale price index
Fiscal year ended December 31,	(inter-annual data)
2021	50.9%	51.3%
2022	94.8%	94.8%
2023	211.4%	276.4%

Continuing increases in the rate of inflation are likely to have an adverse effect on our operations. Higher inflation may lead to an increase in the prices we charge our consumers for our products and services, which may ultimately reduce our sales volume. See “Item 3. Key Information-D. Risk Factors-Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations.”

Inflation in Argentine and our efforts to combat such inflation mainly impact our operations through:

•	Price adjustments: in an effort to sustain our profitability margins, we may pass on to consumers higher production costs driven by inflation, including higher costs for beverage production, packaging materials, transportation, and other operational expenses, via price increase to our consumers;

•	Inflation-linked contracts: we may enter into inflation-linked contracts where prices are adjusted periodically based on an inflation index, such as the Consumer Price Index (mostly CPI or PIM indexes are used in Argentina), such as our contracts for packaging materials and malt; and

•	Increased labor costs: Inflation can also lead to higher labor costs for us, both for the wages of our employees as well as third-party service providers. Our employees may negotiate higher wages or demand cost-of-living adjustments to cope with rising prices. Additionally, third-party service providers, such as logistics companies and maintenance contractors, may increase their rates to offset inflationary pressures.

In accordance with IAS 29 and IAS 21, we make certain accounting adjustments to reflect the hyperinflationary environment in Argentina, mainly requiring us to restate the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in Argentina for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. . In 2023, the main effects of the hyperinflation accounting for our Argentine operations were (i) a negative impact of R$ 3,887.5 million in net revenue and (ii) a negative impact of R$ 1,275.0 million in profit.

Tax Credits – 2022/2023

Impact of Tax Credits

Exclusion of ICMS in taxable basis of PIS and COFINS

In 2022 and, to a lesser extent, 2023, our results of operations were materially impacted by relevant tax credits recorded following a long-awaited judgment by the Brazilian Supreme Federal Court (“STF”) establishing that ICMS (state VAT) amounts informed by companies in their invoices should not be included in the taxable basis for purpose of calculating federal social contributions on gross revenues (“PIS and COFINS”). Such understanding allowed companies to stop including such amount of ICMS in the PIS and COFINS calculation basis.

As a result of such decision, following an analysis conducted in 2022, R$1.2 billion in tax credits resulting from the exclusion of ICMS from the PIS and COFINS calculation base in operations with subsidiaries was recognized that year corresponding to amounts paid since 2017.

In December 2023, following a subsequent STJ ruling regarding the exclusion of ICMS under substitution modality in the tax basis of PIS and COFINS, we recorded an additional R$407 million tax credit.

Corporate Income Taxes Recovery – SELIC interest upon the recovery of taxes

On September 24, 2021, the STF ruled, with binding effects, that the levy of IRPJ and CSLL (Brazilian income taxes) on amounts received by taxpayers due to the application of the SELIC rate on the refund of overpaid taxes is unconstitutional.

We have ongoing judicial proceedings on this subject. Based on the binding decision issued by STF and on the analysis of our external counsels, we assessed as probable the chances of such tax treatment being granted with regards to the recognition of the Company’s right to recover/offset the amount of IRPJ and CSLL calculated and paid over the SELIC interest earned upon the refund of taxes accounted in the period between 2006 and 2023, as well as the exclusion of amounts of this nature in the calculation of IRPJ/CSLL taxable basis. As of December 2023, we have R$606 million in tax credits corresponding to IRPJ and CSLL taxes unduly paid over SELIC interest earned on tax refunds that were recorded in 2021 and 2022, which cannot be used for offset until judicial proceedings are concluded on this matter.

Impact of COVID-19 Pandemic

The impact of the pandemic on our operations and the restrictions imposed in response by national governments starting in March 2020 and through 2021 and, to a lesser extent, the first quarter of 2022 generated significant changes in market dynamics both in the off-trade sales channel, mainly comprised of supermarkets, and in the on-trade channel, which consists of bars and restaurants. In each case, the more severe the restrictions on the marketing and consumption of our products, the greater the reduction in volume, which is why Bolivia and Panama were the most affected countries, especially in fiscal year 2021. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represented a small portion of our total volume.

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

In Brazil, the consistent implementation of the Company’s strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same 2021 period. In the event that circumstances related to the COVID-19 pandemic evolve or new variants emerge, government authorities may implement emergency measures to mitigate the spread of the disease. The pandemic and corresponding mitigation measures may have an adverse impact on global economic conditions as well as the Company’s business. The extent of the pandemic COVID-19 impact on the Company’s business will depend on future developments, such as the duration of further outbreaks, any possible trade shutdowns and restrictions, and the effectiveness of actions taken in the regions where we operate and in other countries to contain and treat the disease. As such events are highly uncertain, the Company cannot determine their financial impact at this moment. Any adverse impacts could result in a material adverse effect on our business, liquidity, financial condition and results of operations. However, we continue to manage our cash and capital resources with discipline and management concludes that there is no doubt about the Company’s ability to continue operations.

See “Item 3.D. Key Information—Risk Factors—Risks Relating to Our Operations—The outbreaks of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave of COVID-19), its effects and the manner in which such events may continue to impact us are highly uncertain and unpredictable and may result in further adverse effects material to our business and may impact our ability to continue operating our business,” and other risk factors included herein and “—D. Trend Information” below.

Business Segments

We conduct our operations through four business segments as follows:

•         Brazil, which includes the beer sales division and the NAB sales division;

•	Central America and the Caribbean, which includes our direct operations in the Dominican Republic, Saint Vincent, Cuba, Guatemala, Barbados and Panama as well as indirect sales, through third party distributors, in certain other CAC countries such as Costa Rica, Nicaragua, Puerto Rico, Venezuela and Trinidad & Tobago;
•	Latin America South, which includes our operations in Argentina, Bolivia, Paraguay, Uruguay and Chile; and
•	Canada, represented by Labatt’s operations, which includes domestic sales in Canada and some exports to the U.S. market.

Our chief operating decision maker uses income from operations as the main measure of segment profitability.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2023	2022	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	183,659.0	185,749.7	(1.1%)
Net sales	79,736.9	79,708.8	0.0%
Net revenue per hectoliter—R$/hl	434.2	429.1	1.2%
Cost of sales	(39,291.6)	(40,422.1)	(2.8%)
Gross profit	40,445.3	39,286.7	2.9%
Gross margin (%)	50.7%	49.3%	140 bps
Sales, marketing and distribution expenses	(18,163.1)	(18,732.7)	(3.0%)
Administrative expenses	(5,273.7)	(5,236.8)	0.7%
Other operating income/(expenses) net	2,028.9	2,513.9	(19.3%)
Exceptional items	(206.4)	(143.3)	44.0%
Income from operations	18,831.0	17,687.9	6.5%
Operating margin (%)	23.6%	22.2%	(140 bps)
Net income	14,960.4	14,891.2	0.5%
Net margin (%)	18.8%	18.7%	(10 bps)

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023	2022
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(49.3)	(50.7)
Gross profit	50.7	49.3
Sales, marketing and distribution expenses	(22.8)	(23.5)
Administrative expenses	(6.6)	(6.6)
Other operating income/(expenses) net	2.5	3.2
Exceptional items	(0.3)	(0.2)
Income from operations	23.6	22.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2023 and 2022:

	Year Ended December 31,
	2023					2022
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	46,361.7	10,044.8	13,797.2	9,533.2	79,736.9	42,635.7	9,440.1	17,371.2	10,261.7	79,708.8
Cost of sales	(23,516.1)	(5,035.1)	(6,657.3)	(4,083.1)	(39,291.6)	(22,736.8)	(4,860.8)	(8,553.1)	(4,271.4)	(40,422.1)
Gross profit	22,845.6	5,009.7	7,139.9	5,450.1	40,445.3	19,898.9	4,579.3	8,818.1	5,990.3	39,286.8
Sales, marketing, distribution and administrative expenses	(14,468.8)	(1,931.2)	(3,463.8)	(3,573.0)	(23,436.8)	(13,522.0)	(1,999.9)	(4,421.4)	(4,026.1)	(23,969.4)
Other operating income/ (expenses)	1,892.5	26.3	95.0	15.1	2,028.9	2,361.4	(52.9)	192.7	12.8	2,513.9
Exceptional items	(137.8)	(17.9)	(47.6)	(3.1)	(206.4)	(34.5)	(16.1)	(60.5)	(32.2)	(143.3)
Income from operations	10,131.5	3,086.9	3,723.5	1,889.1	18,831.0	8,703.7	2,510.5	4,528.9	1,944.7	17,687.8

Net Sales

Net sales remained relatively stable in 2023, to R$79,736.9 million from R$79,708.8 million in 2022, as a consequence of a 1.1% decrease in volume sold and was offset by 1.2% increase in net revenue per hectoliter with increases in Brazil and CAC offsetting decreases in Latin America South and Canada, as shown in the tables set forth a below.

	Net Sales Year Ended December 31,
	2023		2022
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	46,361.7	58.1%	42,635.7	53.5%	8.7%
Beer Brazil	38,985.9	48.9%	35,857.8	45.0%	8.7%
NAB	7,375.8	9.3%	6,777.9	8.5%	8.8%
CAC	10,044.8	12.6%	9,440.3	11.8%	6.4%
Latin America South	13,797.2	17.3%	17,371.2	21.8%	(20.6%)
Canada	9,533.2	12.0%	10,261.7	12.9%	(7.1%)
Total	79,736.9	100.0%	79,708.8	100.0%	0.0%

	Sales Volumes Year Ended December 31,
	2023		2022
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	126,419.7	68.8%	126,184.4	67.9%	0.2%
Beer Brazil	93,111.6	50.7%	94,042.6	50.6%	(1.0%)
NAB	33,308.1	18.1%	32,141.8	17.3%	3.6%
CAC	12,174.6	6.6%	11,786.3	6.3%	3.3%
Latin America South	36,039.6	19.6%	38,134.0	20.5%	(5.5%)
Canada	9,025.2	4.9%	9,645.0	5.2%	(6.4%)
Total	183,659.0	100.0%	185,749.7	100.0%	(1.1%)

	Net Revenue per Hectoliter Year Ended December 31,
	2023	2022	% Change
	(in R$, except percentages)
Brazil	366.7	337.9	8.5%
Beer Brazil	418.7	381.3	9.8%
NAB	221.4	210.9	5.0%
CAC	825.1	801.0	3.0%
Latin America South	382.8	455.5	(16.0%)
Canada	1,056.3	1,063.9	(0.7%)
Total	434.2	429.1	1.2%

Brazilian Operations

Total net sales from our Brazilian operations increased by 8.7% in 2023, to R$46,361.8 million from R$42,635.7 million in 2022.

Our net sales of beer in Brazil increased by 8.7% in 2023, to R$38,985.9 million from R$35,857.8 million in 2022. This variation is mainly due to a 9.8% increase in net revenue per hectoliter in 2023 reflecting the implementation of revenue management initiatives combined with improved brand mix, slightly offset by a 1.0% decrease in volume sold. After reaching historically high volumes in 2022, we continued to consistently execute our commercial strategy in 2023, which led to strong sales growth for our premium and super premium brands led by Corona, Spaten and Original, although total volumes sold were down as compared to the volumes sold in 2022, which were boosted by the FIFA World Cup in 2022.

Our net sales of NAB in Brazil increased by 8.8% in 2023, to R$7,375.8 million from R$6,777.9 million in 2022. This variation is a consequence of a 3.6% increase in volume sold, coupled with a 5.0% increase in net revenue per hectoliter in 2023. The growth in net sales was driven by effective commercial strategies and product innovation, particularly within energy and health & wellness brands, which significantly outperformed in volumes. Market trends towards healthier options led to strong performance in diet/light/zero portfolio, notably with brands like Fusion and Gatorade, and were key contributors to the volume increase. Despite a slight decrease in net revenue per hectoliter due to the increased ICMS (VAT) taxable base and channel mix adjustments, operational efficiencies and strategic pricing actions helped mitigate these effects, supporting the net revenue growth.

CAC Operations

Net sales from our CAC operations increased by 6.4% in 2023, to R$10,044.8 million from R$9,440.3 million in 2022. This variation is a consequence of a 3.3% increase in volume sold, coupled with a 3.0% increase in net revenue per hectoliter in 2023. The increase in net sales in our CAC operations in 2023 was driven by strategic revenue management, a favorable mix towards premium and single-serve products, and a strong performance in the Dominican Republic. Enhanced focus on premium segments, including brands like Corona and the Presidente family, contributed significantly to the rise in net revenue per hectoliter and volume growth, underpinning our overall sales increase in the region.

Latin America South Operations

Net sales from our Latin America South operations decreased by 20.6% in 2023, to R$13,797.2 million from R$17,371.2 million in 2022. This variation is a consequence of a 5.5% decrease in volume sold, coupled with a 16.0% decrease in net revenue per hectoliter in 2023 driven mainly by the accounting impact of the Argentine peso (ARS) devaluation in 2023 which devalued more than 350% in 2023 from the end of 2022 coupled with a challenging economic and consumer scenario in Argentina considering inflation pressures on consumers disposable income.

Canada Operations

Net sales from our Canadian operations decreased by 7.1% in 2023, to R$9,533.2 million from R$10,261.7 million in 2022. This variation is a consequence of a 6.4% decrease in volume sold, coupled with a 0.7% decrease in net revenue per hectoliter in 2023. Volumes decreased within the context of a weak industry both in beer and beyond beer segments, while positive net revenue per hectoliter performance was mainly driven by revenue management initiatives.

Cost of Sales

Cost of sales decreased by 2.8% in 2023, to R$39,291.6 million from R$40,422.1 million in 2022. As a percentage of our net sales, total cost of sales increased to 49.3% in 2023 from 50.7% in 2022.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2023	2022	% Change
	(in R$, except percentages)
Brazil	186.0	180.2	3.2%
Beer Brazil	208.1	199.5	4.3%
NAB	124.2	123.6	0.6%
CAC	413.6	412.4	0.3%
Latin America South	184.7	224.3	(17.6%)
Canada	452.4	442.9	2.2%
Total	213.9	217.6	(1.7%)

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 3.4% in 2023, to R$23,516.0 million from R$22,736.8 million in 2022. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 3.2% in 2023, to R$186.0 per hectoliter from R$180.2 per hectoliter in 2022.

Cost of sales for our Brazilian beer operations increased by 3.3% in 2023, to R$19,377.7 million from R$18,765.3 million in 2022, with cost of sales per hectoliter growing by 4.3% (R$208.1 in 2023 versus R$199.5 in 2022), mainly explained by higher commodity prices with barley price increases being partially offset by favorable aluminum prices, as well as general inflation impacts.

Cost of sales for our Brazilian NAB segment increased by 4.2% in 2023, to R$4,138.4 million from R$3,971.5 million in 2022, with the cost of sales per hectoliter growing by 0.6% (R$124.2 in 2023 versus R$123.6 in 2022), mainly as result of higher commodity prices with sugar price increase being partially offset by favorable aluminum prices, as well as general inflation impacts.

CAC Operations

Cost of sales for our CAC operations increased by 3.6% in 2023, to R$5,035.1 million from R$4,860.8 million in 2022, with the cost of sales per hectoliter growing by 0.3% (R$413.6 in 2023 versus R$412.4 in 2022), mainly driven by higher import costs, coupled with general inflation, partially offset by lower commodity prices in the second half of the year and better package mix especially due to higher share of returnable glass bottles.

Latin America South Operations

Cost of sales for our Latin America South operations decreased by 22.2% in 2023, to R$6,657.3 million from R$8,553.1 million in 2022, with the cost of sales per hectoliter decreasing by 17.6% (R$184.7 in 2023 versus R$224.3 in 2022). The primary reason for these reductions was the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso's value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to the significant decreases in production costs.

Canada Operations

Cost of sales for our Canadian operations decreased by 4.4% in 2023, to R$4,083.1 million from R$4,271.4 million in 2022, while the cost of sales per hectoliter increased 2.2% (R$452.4 in 2023 versus R$442.9 in 2022). This increase in cost of sales per hectoliter was primarily due to a higher unit cost, which resulted from lower production and sales volumes.

Gross Profit

As a result of the foregoing, gross profit increased by 2.9% in 2023, to R$40,445.3 million from R$39,286.8 million in 2022. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2023			2022
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	22,845.6	56.5%	49%	19,898.9	50.7%	47%
Beer Brazil	19,608.2	48.5%	50%	17,092.5	43.5%	48%
NAB	3,237.4	8.0%	44%	2,806.4	7.1%	41%
CAC	5,009.7	12.4%	50%	4,579.3	11.7%	49%
Latin America South	7,139.9	17.7%	52%	8,818.1	22.4%	51%
Canada	5,450.1	13.5%	57%	5,990.3	15.2%	58%
Total	40,445.3	100.0%	51%	39,286.8	100.0%	49%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses decreased by 2.2% in 2023, to R$23,436.7 million from R$23,969.4 in 2022. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 7.0% in 2023, to R$14,468.8 million from R$13,522.0 million in 2022.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 6.4% in 2023, to R$12,247.3 million from R$11,514.2 million in 2022, primarily due to higher investments in our brands, which was partially offset by lower distribution and administrative expenses.

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 10.6% in 2023, to R$2,221.5 million from R$2,008.0 million in 2022, primarily due to higher investments in our brands and general inflation impacts in distribution and administrative expenses.

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations decreased by 3.4% in 2023, to R$1,931.2 million from R$1,999.9 million in 2022, mainly due to lower distribution expenses, being partially offset by higher investments in our brands and general inflation impacting administrative expenses.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations decreased by 21.7% in 2023, to R$3,463.8 million from R$4,421.4 million in 2022, driven mainly by the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso's value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to the significant decreases in SG&A expenses

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations decreased by 11.3% in 2023, to R$3,573.0 million from R$4,026.1 million in 2022, driven mainly by lower distribution expenses resulting from lower volumes and lower investments in our brands.

Other Net Operating Income (Expense)

Other net operating income decreased by 19.3% in 2023, to R$2,028.9 million from R$2,513.9 million in 2022. This result is mainly explained by substantial tax credits recorded in 2022 of an isolated l nature related to the judicial settlement of certain tax matters (for additional information, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Tax Credits – 2022/2023—Impact of Tax Credits—Exclusion of ICMS in taxable basis of PIS and COFINS” above, with no comparable event in 2023.

Exceptional Items

Exceptional items expenses increased by 44.0% in 2023, to an expense of R$206.4 million from an expense of R$143.3 million in 2022. The exceptional items recorded in 2023 were mainly due to restructuring expenses primarily linked to centralization and restructuring projects in Brazil, LAS, CAC and Canada, including expenses with lay-offs, severance payments and legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003. Several lawsuits were filed challenging the criteria used in calculating the exercise price of such warrants. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions against certain plaintiffs on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for attorney fees related to such disputes , while in 2022 our exceptional expenses mainly related to restructuring expenses primarily related to centralization and sizing projects in Brazil and Latin America South.

Income from Operations

As a result of the foregoing, income from operations increased by 6.5% in 2023, to R$18,831.1 million from R$17,687.9 million in 2022.

Net Finance Result

Our net finance expense increased by 5.5% in 2023, to an expense of R$3,609.8 million from an expense of R$3,423.2 million in 2022. This result is mainly explained by higher foreign exchange variance costs and lower benefit of hyperinflation from the Argentina operation in the financial results being partially offset by lower carry cost of foreign exchange in Argentina due to lower hedging position throughout 2023 when compared to 2022.

Our total debt, including current and non-current interest-bearing loans and borrowing, decreased by R$269.6 million in 2023, while our cash and cash equivalents and current investment securities less bank overdrafts increased by R$1.029.6 million in 2023.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled an expense of R$75.5 million in 2023 from R$655.6 million credit in 2022. The effective tax rate in 2023 was 0.5%, compared to a (4.6)% in the previous year. Such increase in our effective tax rate in 2023 was primarily due to an increase on taxation of foreign subsidiaries (worldwide taxation) and withholding taxes, combined with tax effects of a lower interest on shareholders’ equity payout.

Net Income

As a result of the foregoing, net income increased by 0.5% in 2023, to R$14,960.5 million from R$14,891.3 million in 2022.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

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

Latin America South Operations

Net sales from our Latin America South operations increased by 4.8% in 2022, to R$17,371.2 million from R$16,571.7 million in 2021, as a consequence of a 1.7% increase in volume sold, coupled with a 3.1% increase in net revenue per hectoliter in 2022. Volume growth was mainly driven by a resilient volume performance in Argentina, and Bolivia recovering from COVID-19 impacts, while net revenue per hectoliter performance was due to the disciplined execution of revenue management initiatives amid a highly inflationary environment especially in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

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

Cost of Sales

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

Cost of sales for our Brazilian beer operations increased by 22.0% in 2022, to R$18,765.3 million from R$15,382.1 million in 2021, with cost of sales per hectoliter growing by 17.8% (R$199.5 in 2022 versus R$169.3 in 2021), mainly explained by higher commodity prices, driven by metal and agricultural commodities, and general inflation.

Cost of sales for our Brazilian NAB segment increased by 35.7% in 2022, to R$3,971.5 million from R$2,927.1 million in 2021, with the cost of sales per hectoliter growing by 21.1% (R$123.6 in 2022 versus R$102.0 in 2021), mainly as result of higher input costs given increased commodity prices (especially sugar and PET resin), and general inflation and package mix.

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

Latin America South Operations

Cost of sales for our Latin America South operations increased by 3.9% in 2022, to R$8,553.1 million from R$8,235.7 million in 2021, with the cost of sales per hectoliter growing by 2.2% (R$224.3 in 2022 versus R$219.6 in 2021), mainly due to higher commodity prices and the high overall inflation in Argentina, partially offset by currency translation impacts as local currencies depreciated in relation to the Brazilian real during the period.

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

B.        Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2023 and 2022. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	Opex expenses, such as raw and packaging material, sales & marketing investments and overheads;
•	debt service;
•	capital expenditures;
•	payments of dividends and interest on shareholders’ equity;
•	increases in ownership of our consolidated subsidiaries or companies in which we have equity investments;
•	investments in businesses participating in the brewing, NAB and malting industries; and
•	investments in businesses that address emerging consumer’s needs, such as Future Beverages and technology platforms.

Our cash requirements from known contractual obligations within the next twelve months include:

•	Short-term debts and the current portion of long-term debts in the amount of R$182.7 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements;
•	Lease liabilities in the amount of R$1,344.0 million. For more information see Note 28 to our audited consolidated financial statements;
•	Trade and other payables in the amount of R$27,759.7 million, which include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year. For more information see Note 28 to our audited consolidated financial statements; and
•	Sales tax deferrals in the amount of R$21.1 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and Note 18 to our audited consolidated financial statements.
•	Our long-term cash requirements under our various contractual obligations and commitments include:
•	Long-term debt in the amount of R$589.8 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements;
•	Lease liabilities in the amount of R$2,129.0 million. For more information see Note 28 to our audited consolidated financial statements;
•	Trade and other payables in the amount of R$1,057.4 million. For more information see Note 28 to our audited consolidated financial statements; and
•	Sale tax deferrals in the amount of R$1,680.6 million. For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits” and Note 18 to our audited consolidated financial statements.

Our cash and cash equivalents and current investment securities at December 31,2023 and 2022 were R$16,336.2 million and R$15,380.9 million.

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

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

Operating Activities

Cash flows generated in our operating activities increased by 19.7% in 2023, to R$24,711.4 million from R$20,642.1 million in 2022, mainly as a result of higher operational cashflow generation reflecting efficient net working capital management. Cash flow generated in our operating activities before changes in working capital and provisions increased by 8.6% in 2023 as compared to 2022, bringing additional R$2,069.5 million, and the more efficient net working capital management brought an additional R$2,387.7 million mostly driven by lower inventory level.

Investing Activities

Cash flows used in our investing activities increased by 15.2% in 2023, to R$5,766.0 million from R$5,004.2 million in 2022, mainly explained by lower net proceeds of debt securities (R$1,276.5 million less in 2023) being partially offset by lower acquisition of property, plant, equipment and intangible assets (R$529.0 million).

Financing Activities

Cash flows used in our financing activities decreased by 1.4% in 2023, to R$16,115.2 million from R$16,337.8 million in 2022, mainly driven by higher capital distribution partially offset by lower payments on borrowings.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Operating Activities

Cash flows from our operating activities decreased by 9.9% in 2022, to R$20,642.1 million from R$22,901.3 million in 2021, mainly as a result of bonus and capex payments in the first quarter and lower cash generation in CAC and Canada.

Investing Activities

Cash flows used in our investing activities decreased by 35.3% in 2022, to R$5,004.2 million from R$7,735.0 million in 2021, mainly explained by a decrease in intangible and fixed assets acquisitions.

Financing Activities

Cash flows used in our financing activities increased by 1.8% in 2022, to R$16,337.8 million from R$16,042.0 million cash outflow in 2021, mainly driven by higher capital distribution partially offset by lower payments from borrowings.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2023
Debt Instrument	2024	2025	2026	2027	2028	Thereafter	Total
	(in R$ million, except percentages)
BNDES + FINEP Currency Basket Debt Fixed Rate:
Currency Basket Debt Fixed Rate		-	-	-	-	-	-
UMBNDES + Average Pay Rate	-	-	-	-	-	-	-
International Debt:
Other Latin America Currency Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	124.6	144.8	38.9	36.1	61.2	0.0	405.6
Average Pay Rate	11.5%	11.5%	11.5%	11.5%	11.5%	-
US$ Fixed Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	130.1	125.6	101.0	93.5	30.1	-	480.3
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	-
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate –TR:
Notional Amount	13.4	14.7	16.1	17.6	19.2	44.1	125.1
TR + Average Pay Rate	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%
Reais Debt – ICMS Fixed Rate:
Notional Amount	136.3	151.5	114.8	4.1	-0.4	9.3	415.7
Average Pay Rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Reais Debt –Fixed Rate:
Notional Amount	892.5	469.5	290.8	203.0	96.4	121.1	2,073.3
Average Pay Rate	11.2%	11.2%	11.2%	11.2%	11.2%
Reais Debt – Floating Rate:
Notional Amount	1.2	-	-	-	-	-	1.2
Average Pay Rate	3.7%	-	-	-	-	-	-
Total Debt	1,298.1	906.1	561.6	354.4	206.6	174.5	3,501.1

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

The following table sets forth our net cash consolidated position as of December 31, 2023 and 2022:

	Net Cash Consolidated Position As of December 31
	2023			2022
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(1,043.4)	(254.7)	(1,298.1)	(754.3)	(228.2)	(982.6)
Long-term debt	(1,571.8)	(631.2)	(2,203.0)	(2,077.9)	(710.3)	(2,788.1)
Total	(2,615.2)	(885.9)	(3,501.1)	(2,832.2)	(938.5)	(3,770.7)
Cash and cash equivalents (net of bank overdrafts)			16,059.0			14,852.1
Current Investment securities			277.2			454.5
Net cash position			12,835.1			11,535.9

(1)	LC refers to our local currency indebtedness.
(2)	FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2023, our short-term debt totaled R$1,298.1 million, 19.6% of which was denominated in foreign currencies. As of December 31, 2022, our short-term debt totaled R$982.6 million, 23.2% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2023, our long-term debt totaled R$2,203.0 million, 28.7% of which was denominated in foreign currencies. As of December 31, 2022, our long-term debt, excluding the current portion of long-term debt, totaled R$2,788.1 million, of which R$2,077.9 million was denominated in local currency.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2023
Long-term Debt Maturity in:	(in R$ million)
2025	648.0
2026	603.3
2027 and Later	951.6
Total	2,203.0

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

As of December 31, 2023, our local currency long-term debt borrowings consisted primarily of lease liabilities (in accordance with IFRS 16) and loans from governmental agencies and BNDES. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies and special BNDES credit lines and programs, such as the Fund for Financing the Acquisition of Industrial Machinery and Equipment (FINAME), the Enterprise Financing Program (FINEM) and leasing of furniture, vehicles, machinery and equipment.

Secured Debt

Certain loans provided by the BNDES are secured by some of our facilities and some of our equipment (mainly coolers).

Surety Bonds

In the ordinary course of our business, we use surety bonds, letters of credit and similar financial instruments (e.g., bank products known as fiança bancária and/or seguro-garantia) to secure (i) the performance or payment of obligations under certain agreements and (ii) potential losses in connection with lawsuits. In case we are unable to obtain or renew these financial instruments under favorable conditions, or at all, we would be required to use our own cash to secure those agreements and lawsuits, which could adversely affect our liquidity position. For additional information on legal proceedings, see Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings.

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which may be in the form of rate reduction, calculation basis reduction, financing or subsidized loans, presumed credits, effective collection, payment deferral or partial reductions of state tax payable. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2023 was R$415.6 million with a current portion of R$136,2 million, and R$279.4 million as non-current. Percentages deferred typically range from 25% to 75% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 75% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2023 and 2022, we recorded R$3,040.4 million and R$2,535.1 million, respectively, of tax credits as gains on tax incentive programs.

The approved Brazilian tax reform provides that the currently applicable ICMS benefits will be maintained up to 2032, as long as they have been approved through a CONFAZ Agreement and have been validated according to the provisions of Supplementary Law 160/2017. Therefore, current ICMS benefits will no longer apply from 2033 onwards.

Capital Investment Program

In 2023, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$6,004.1 million, consisting of R$3,365.5 million for our Brazil business segment, R$593.4 million for our CAC business segment, R$782.2 million related to investments in our Latin America South operations and R$1,263.0 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

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

C.        Research and Development

Although the COVID-19 pandemic created significant challenges for our business during the most acute stages of the pandemic, it also accelerated consumer trends that we had been investing in, particularly reinforcing the need for an innovative, consumer-centric mindset and advancing our business transformation enabled by technology. Innovation has become one of the main pillars of our business and front and center to our commercial strategy and despite a detailed revision of our discretionary expenses in order to ensure our liquidity, research and development is and continued to be seen as fundamental for us to continue providing our consumers with innovations.

We maintain an innovation, research and development center in the city of Rio de Janeiro, State of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (UFRJ). This center (ZITEC – Zone Innovation and Technology Center) commenced operations in the final months of 2017. One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. Another objective of the development center is to carry out studies of consumers’ perception and behavior, in order to capture future trends. ZITEC made it possible for Ambev to reduce the time to launch innovations, from eight to four months.

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

In 2023 we launched a new version within our Beats line, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 carnival holiday in Brazil. . In the non-alcoholic category, we reformulated Guaraná Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Sunbrew. We also introduced in 2023 Stella Pure Gold, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malt at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

The investment made in the development center in the last three years was approximately R$91.8 million, including the R$11.0 million in 2021, R$36.0 million in 2022 and R$44.8 million in 2023.

D.        Trend Information

Consistent with 2023, our strategy for 2024 will continue to be built around our brands, innovation, technology and collaboration with our ecosystem.

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

Also, in terms of costs, although input cost pressure remains a headwind, we faced less pressure in 2023 than in previous with our average BRL/USD hedge rate for 2023 at 5.09, and aluminum hedge as a tailwind. In 2024 we expect to face less pressure than in 2023, with our average BRL/USD hedge rate for 2024 at 4.97.

For detailed information regarding the latest trends in our business, see “—A. Operating Results—Year Ended December 31, 2023 Compared to Year Ended December 31, 2022” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.        Critical Accounting Estimates

Our audited consolidated financial statements are presented in accordance with IFRS, as issued by the IASB. The preparation of financial statements in conformity with IFRS requires our management to make judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and associated assumptions are based on past experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision making regarding the judgments about carrying amounts of assets and liabilities that are not readily evident from other sources. Actual results may differ from these estimates. Note 4 to our audited consolidated financial statements include a summary of the critical accounting policies and estimates applied in the preparation of these financial statements. The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.        Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of eleven effective members and two alternate members and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a three-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently thirteen, including the chief executive officer. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Shareholders’ Agreement regulates the election of directors of Ambev. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since	Term Expires
Michel Dimitrios Doukeris	50		Chairman and Director	2018	2026
Victorio Carlos De Marchi	85		Director	1999	2026
Milton Seligman	72		Director	2018	2026
Carlos Eduardo Klutzenschell Lisboa	54		Director	2018	2026
Fabio Colletti Barbosa	69		Director	2021	2026
Fernando Mommensohn Tennenbaum	47		Director	2021	2026
Lia Machado de Matos	46		Director	2021	2026
Nelson José Jamel	51		Director	2017	2026
Luciana Pires Dias	48		Director (Independent)	2023	2026
Marcos de Barros Lisboa(2)	59		Director (Lead Independent)	2014	2026
Claudia Quintella Woods	48		Director (Independent)	2021	2026

(1)	Michel Dimitrios Doukeris, Chairman of the Board of Directors of Ambev, was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed five other directors: Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos and Carlos Eduardo Klutzenschell Lisboa. FAHZ, the former controlling shareholder of Antarctica, appointed Victorio Carlos De Marchi and Fabio Colletti Barbosa. The three independent directors Luciana Pires Dias, Marcos de Barros Lisboa and Claudia Quintella Woods were also appointed by ABI. Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our Board of Directors on or after 2013 were originally elected as directors of Ambev S.A.
(2)	In its capacity as Lead Independent Member Marco de Barros Lisboa exercises the role of a representative of the independent members of the Board of Directors, being an important point of contact between the Board of Directors and the external investors.

The following are brief biographies of each member of Ambev’s Board of Directors:

Michel Dimitrios Doukeris. Mr. Doukeris is the chairman of the Board of Directors of Ambev. Mr. Doukeris is ABI’s CEO since July, 1 2021. Mr. Doukeris joined ABI in 1996 and held various commercial operations roles in Latin America before moving to Asia where he led ABI’s China and Asia Pacific operations for seven years. In 2016 he moved to the United States to assume the position of global Chief Sales Officer. In January 2018 he assumed the leadership of the North American business. Mr. Doukeris holds a degree in chemical engineering from Universidade Federal Santa Catarina in Brazil and a master’s degree in marketing from Fundação Getulio Vargas also in Brazil. He has also completed post-graduate programs in marketing and marketing strategy from the Kellogg School of Management and Wharton Business School in the United States.

Victorio Carlos De Marchi. Mr. De Marchi is a member of the Board of Directors of Ambev. He also serves as president of the Operations and Finance Committee, the Governance Committee and the People Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently the President of Fundação Antônio e Helena Zerrenner – FAHZ. In 2023, Mr. De Marchi was bestowed with the honorary title of Chairman Emeritus of the Board in recognition of his invaluable contribution and respected role as former co-chairman of our Board of Directors (noting that such title does not grant any specific authority to its grantee).

Mr. De Marchi was a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, an alternate member of the board of directors of Itausa S.A. and a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial – ETCO. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

Milton Seligman. Mr. Seligman is a member of the Board of Directors of Ambev. He served as Ambev’s Corporate Affairs Officer from 2001 to 2013 and held positions on the board of directors of Tenedora CND S.A. from 2013 to 2016 and BRMalls Participações S.A. from 2022 to 2023 before the company’s merger. Mr. Seligman has contributed significantly to the public sector in Brazil, serving in various roles during the presidencies of José Sarney and Fernando Henrique Cardoso, including as Executive Secretary and Minister of Justice, and Executive Secretary of the Ministry of Development, Industry, and International Trade, among others. Currently, he is the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda. Additionally, Mr. Seligman actively holds various roles including president of the board of directors of Instituto Sonho Grande - a non-profit Brazilian institute, consultant member of Fundação Lemann – a philanthropic organization, member of the board of directors of FAHZ, fellow of the INSPER Management and Public Policy Center, and Global Fellow of the Brazil Institute at the Woodrow Wilson International Center for Scholars in Washington D.C. He holds a degree in electrical engineering from Universidade Federal de Santa Maria.

Carlos Eduardo Klutzenschell Lisboa. Mr. Klutzenschell Lisboa is a member of the Board of Directors of Ambev. Mr. Klutzenschell Lisboa is ABI’s Zone President of Middle Americas since January 2019. He joined the Company in 1993 and, since then, has held several positions in the Company. He served as Ambev’s Marketing Vice-President between 2005 and 2011, as President of BU Austral at Latin America South Zone of Ambev between 2011 and 2012, and as President of Labatt, our subsidiary in Canada, between 2013 and 2014. Mr. Klutzenschell Lisboa held the positions of Global Vice President for Global Brands at ABI, between 2014 and 2016, Zone President of Latin America South Zone of Ambev, between 2016 and 2018.Fabio Colletti Barbosa. Mr. Barbosa is a member of the Board of Directors and the Governance Committee of Ambev. Mr. Barbosa is currently Natura&Co Holding S.A. CEO and a member of the board of directors of Itaú-Unibanco, Cia Brasileira de Metalurgia e Mineração (CBMM), the United Nations Foundation, and the Public Leadership Center in Brazil (CLP). Mr. Barbosa was the former CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and a MBA from the Institute for Management Development (Switzerland).

Fernando M. Tennenbaum. Mr. Tennenbaum is a member of the Board of Directors and of the Operations and Finance Committee of Ambev. Mr. Tennenbaum is ABI’s Chief Financial Officer since April 29, 2020. He joined our Company in 2004 and has held various roles in the finance function including Treasury, Investor Relations and M&A. He most recently served as the Vice President of Finance for ABI’s South America Zone and Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo.

Lia Machado de Matos. Ms. Matos is a member of the Board of Directors of Ambev. Since 2016 she is the Chief Strategy and Marketing Officer of Stone Co. Prior to that, Ms. Matos was a Family Office Director for Varbra from 2012 through 2016 and previously she served in several positions at McKinsey Consulting Company from 2006 through 2012, including Associate Partner. Ms. Matos holds a degree in Physics from the Universidade Federal do Rio de Janeiro and a PhD in Physics from the Massachusetts Institute of Technology and is a specialist in information security.

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors and the People Committee of Ambev. He joined the Company in 1997 and has held various positions in the Company. From 2009 to 2015, he served as Chief Financial and Investor Relations Officer of the Company. From 2016 to 2019, he served as Vice President for ABI’s North America Zone, initially as Finance Vice President and since 2017 as Finance and Solutions Vice President. He currently serves as the Chief People Officer of ABI, a position he was appointed to in 2020.  Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro and a M.Sc in production engineering from the Universidade Federal do Rio de Janeiro.

Luciana Pires Dias. Ms. Dias is an independent member of the Board of Directors, a Professor at Getúlio Vargas Foundation Law School and a partner at L|Dias Advogados. She is also member of the audit

committee of Itaú Unibanco Holding S.A. She was a commissioner and the head of the market development department at the Brazilian Securities and Exchange Comission (Comissão de Valores Mobiliários – CVM). She was the CVM representative at the Corporate Governance Committee of the OECD and at the Latin American Corporate Governance Roundtable organized by OECD. Ms. Luciana Pires Dias holds a PhD and master’s degree in commercial law from Faculdade de Direito da Universidade de São Paulo – USP. She also holds a master of the science of law degree (J.S.M) from Stanford University and has a bachelor’s in law from USP.

Marcos de Barros Lisboa. Mr. Barros Lisboa is the lead independent member of the Board of Directors, and a member of the Governance Committee and of the Operations and Finance Committee of Ambev. He has also acted as an executive officer of Unibanco S.A and vice-president of Operational Insurance, Controls and Support of Itaú Unibanco S.A, both companies with main activities in the financial segment. Further, during 2005 and 2006 he was the president of Instituto Brasil Resseguros S.A, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). He is currently a member of the board of directors of Cerradinho Bioenergia S.A., CERC - Central de Recebíveis S.A. and Meliuz. Mr. Barros Lisboa has a degree and a masters’ degree in economics from Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Since the end of the 80s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad.

Claudia Quintella Woods. Ms. Woods is an independent member of the Board of Directors and a member of the People Committee of Ambev. She is Latin America Chief Executive Officer of WeWork since June 2021. Ms. Woods was previously the General Manager of Uber in Brazil between 2019 and 2021, the CEO of Webmotors, a leading online marketplace for cars from 2018 until 2019 and Director and Superintendent of Banco Original from 2014 to 2018. She holds a bachelor’s degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a certificate from Harvard Business School. Executive Officers.

Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Jean Jereissati Neto	49	Chief Executive Officer	2020	2024
Lucas Machado Lira	47	Chief Financial, Investor Relations and Shared Services Officer	2020	2024
Leticia Rudge Barbosa Kina	47	Legal and Compliance Vice President Officer	2019	2024
Ricardo Morais Pereira de Melo	52	People and Management Vice President Officer	2018	2024
Eduardo Braga Cavalcanti de Lacerda	47	Commercial Vice President Officer	2020	2024
Valdecir Duarte	43	Industrial Vice President Officer	2022	2024
Paulo André Zagman	47	Logistics Vice President Officer	2019	2024
Carla Smith de Vasconcellos Crippa Prado	42	Corporate Affairs Vice President Officer	2022	2024
Felipe Moreira Haddad Baruque	41	Procurement Vice President Officer	2023	2024
Eduardo Eiji Horai	38	Information Technology Vice President Officer	2020	2024
João Coelho Rua Derbli de Carvalho	41	Sales Vice President Officer	2023	2024
Daniel Wakswaser Cordeiro	39	Marketing Vice President Officer	2020	2024
Daniela Gavranic Cachich	50	Non-Alcoholic Beverages and Future Beverages Vice President Officer	2022	2024

(1)	The term of office will be unified until December 31, 2024.

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

Lucas Machado Lira. Mr. Lira is Ambev’s Chief Financial, Investor Relations and Shared Services Officer, an area which includes the Company’s accounting matters and processes. He joined the Company in 2005 and, since then, has held leadership positions in different functions, including Head of Investor Relations, Supply Chain PMO, Corporate & Compliance Director, and Legal Manager for HILA and M&A at Ambev, as well as Global Finance Vice President for M&A, Global Legal Vice President Commercial/M&A and Global Finance Director for M&A at ABI. Mr. Lira holds a degree in law from Universidade Federal de Minas Gerais – UFMG and an LL.M. from Columbia University School of Law.

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

Valdecir Duarte. Mr. Duarte is Ambev’s Industrial Vice President Officer. Since he joined the Company in 1998, Mr. Duarte has held several positions, including Director of the Company’s Engineering Center (CENG), Regional Director and Plant and Supply Chain Manager. Mr. Duarte holds a degree in engineering and a postgraduate degree in Global Business from Columbia Business School, in Corporate Management from INSPER and an Executive Program for Growing Companies from Stanford University.

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

Felipe Moreira Haddad Baruque. Mr. Baruque is Ambev’s Procurement Vice President Officer. Since 2006, when he joined the Company, he has held various positions in the Procurement and Supply areas at Ambev and ABI, including Director of New Products for the South America zone, Director of Product Development at Latin America North zone, Global Vice President of Verticalized Operations and Global Vice President of Procurement at ABI. He holds a degree in Food Science from the University of São Paulo, major in Packaging Engineering, completed an executive MBA program at INSPER and has an MBA in Finance and Marketing from Fundação Getúlio Vargas.

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

João Coelho Rua Derbli de Carvalho. Mr. Rua is Ambev’s Sales Vice President Officer. Since 2006, when he joined the Company, he has held several positions, including Regional Sales Director in Rio de Janeiro and Espírito Santo, Trade Marketing Director and Regional Head of Marketing. Mr. Rua is a Brazilian and Portuguese citizen, holds a degree in business administration from the Federal University of Rio de Janeiro and holds a Corporate MBA from Ambev.
Daniel Wakswaser Cordeiro. Mr. Wakswaser is Ambev’s Marketing Vice President Officer. He joined the Company as a trainee in 2008 and has held various positions in Ambev and ABI. Mr. Wakswaser created and led the digital strategy area at Ambev at the start of 2010. He led the acquisition and integration of breweries Colorado and Wäls in Brazil. In recent years, he held leadership roles in Brazil, Europe and the United States, including Craft Beer Director in Brazil & Europe, Global Vice President of Adjacencies for ABI, Global Marketing Vice President of Consumer Connections & Capabilities for ABI. Mr. Wakswaser holds a degree in marketing from Escola Superior de Propaganda e Marketing – ESPM.

Daniela Gavranic Cachich. Ms. Cachich is Ambev’s Non-Alcoholic Beverages and Future Beverages Vice President Officer. Before joining the Company, she held senior leadership positions in the marketing area of other consumer goods companies, including Chief Marketing Officer at PepsiCo from 2016 to August 2021. Also, she currently holds the position of effective member of the Advisory Board of Grupo Boticário. Ms. Cachich holds a degree in Business Administration from Universidade Mackenzie and a postgraduate degree in Marketing from Escola Superior de Propaganda e Marketing – ESPM.

B.        Compensation

The aggregate remuneration of all members of the Board of Directors, Executive Officers and Fiscal Council of Ambev in 2023 for services in all capacities amounted to R$150.0 million (fixed and variable remuneration, benefits and share-based payment, among other categories), as presented below:

	Management’s Remuneration Year Ended December 31, 2023
	(in R$ million, except where otherwise indicated)
		Fixed Remuneration				Variable Remuneration
	Number of Members (i)	Fees	Direct and Indirect Benefits	Remuneration for Sitting on Committees	Others (ii)	Bonus	Profit Sharing	Remuneration for Attending Meetings	Commissions	Others	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
Board of Directors	7.3	8.1	-	-	2.2	1.2	-	-	-	-	-	-	9.5	20.9
Fiscal Council	6.0	2.1	-	-	0.4	-	-	-	-	-	-	-	-	2.6
Executive Officers	13.5	19.9	0.6	-	12.3	20.9	-	-	-	-	1.4	-	71.4	126.5
Total	26.8	30.2	0.6	-	14.9	22.0	-	-	-	-	1.4	-	80.9	150.0

(i)	The total number of Board of Directors members in 2023 was 12.67, with 7.33 being the number of members compensated by the Company for their service in the position;
(ii)	Others refers to the amounts related to social security charges that are Company's recognized for the 2023 fiscal year.

In addition, the executive officers and certain members of the Board of Directors received some additional benefits provided to all Ambev employees and their beneficiaries and covered dependents, such as health and dental care. Such benefits were provided through FAHZ. These executive officers and certain directors also received benefits pursuant to Ambev’s pension and stock ownership plans. For a description of these plans, see Notes 24 and 25 to our audited consolidated financial statements.

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Management’s Remuneration Year Ended December 31,
	2023				2022				2021
	(in R$ million, except where otherwise indicated)
	No. of Members (i)	Min.	Average	Max.	No. of Members	Min.	Average	Max.	No. of Members	Min.	Average	Max.
Board of Directors	7.3	1.0	2.9	14.2	8.0	0.8	2.7	15.1	8.5	0.6	2.0	8.8
Fiscal Council	6.0	0.3	0.4	0.6	6.0	0.3	0.4	0.5	6.0	0.2	0.3	0.5
Executive Officers	13.5	5.1	9.4	34.5	14.0	3.7	7.2	26.6	13.0	2.7	6.4	23.7

(i)        The total number of Board of Directors members in 2023 was 12.67, with 7.33 being the number of members compensated by the Company for their service in the position

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADRs. As of December 31, 2023, there were outstanding rights under the Plan providing for the acquisition of 87.9 million Ambev common shares by approximately 538 people (including executive management and employees).

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

Since 2020, Ambev no longer grants its senior employees and management stock options recognized in accordance with the accounting treatment determined by IFRS 2/CPC 10 – Share-Based Payment. However, there are stock options granted in previous periods that are not yet exercisable, as well as stock options that are already exercisable but have not expired yet, which remain valid within the term of the programs issued under the Plan and subject to the accounting treatment provided under IFRS 2/10 CPC 10.

Thus, some Ambev and its subsidiaries’ employees who receive their profit sharing (bonuses) in cash, have the option, depending on their position, of choosing to allocate part or all of the amounts received in such capacity in the acquisition of Ambev Stock. These shares are called “voluntary shares” and are granted under the Plan. As a rule, voluntary shares are entitled to dividends from the grant date and are subject to a transfer restriction period of three to five years (lock-up). These shares are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of “discounted shares”. Employees who invest in voluntary shares also receive one and a half times the corresponding number of shares for each voluntary share acquired, up to a limited total percentage of each employees’ variable compensation. These corresponding shares are delivered in the form of restricted shares, also called “matching shares”.

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

We implemented a Share Based Payment Plan, or the Share Plan, dated as of April 29, 2016, which was amended on April 24, 2020 at the annual general shareholders’ meeting. Under the Share Plan, employees and senior management of Ambev or its direct or indirect subsidiaries are eligible to receive Ambev shares, including in the form of ADRs. The shares which are subject to the Share Plan are designated as Restricted Shares or Performance Shares.

Pursuant to the Share Plan, the Board of Directors is conferred with ample powers for the organization and management of the Share Plan in compliance with its general terms and conditions. The Board of Directors may appoint a committee to assist its members in the management of the Share Plan. The Board of Directors or the committee establishes the terms and conditions applicable to each Share Based Payment Programs, or the Share Plan Programs, which defines the relevant participants, the applicable number of Restricted Shares subject to the Share Plan Program, the Restricted Shares’ transfer procedure and vesting periods, and any possible penalties.

In 2022, the Board of Directors appointed the People Committee to assist managing the decisions to be taken within the scope of the Share Plan, meanwhile some matters remained in the exclusive competence of the Board of Directors. In 2023, our bylaws were amended to, among other things, clarify that all of our annual long-term strategic plans shall be approved by the Board of Directors.

Under the Share Plan, up to 3.0% of the shares corresponding to Ambev’s share capital may be granted in total in an amount that may vary according to Ambev internal policies. The delivery of the Restricted Shares is free of charges. Restricted Shares and Performance Shares shall vest in three or five years from the corresponding grant date, depending on the Share Based Payment Programs, provided that the participant remains employed at Ambev or its subsidiaries during such vesting period. As of December 31, 2023, there were 119.9 million Restricted Shares offered to approximately 1,200 participants corresponding to 119.9 million Ambev Shares under the Share Plan (including executive management and employees). Participants of the Share Plan must sign a Share Based Payment Agreement, or the Share Based Agreements, with Ambev, according to which, those participants have the right to receive a maximum number of Ambev Shares or ADRs, as applicable, provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

The Restricted Shares and Performance Shares may entitle participants to receive additional shares with the same vesting conditions as compensation for dividends and interest on shareholders’ equity paid during the vesting period on the Restricted Shares and Performance Shares, as the case may be. The right to receive the Restricted Shares and Performance Shares and the additional shares may be totally or partially forfeited in certain circumstances, including the participants’ resignation or dismissal during the vesting period.

In addition, on October 19, 2023, we adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the Board of Executive Officers). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)). The policy provides that in the event the we are required to prepare an accounting restatement of our financial statements due to the material noncompliance with any financial reporting requirements under the applicable securities laws, we will recover (on a pre-tax basis) from the relevant executive officers any incentive-based compensation received by such executives on or after October 2, 2023, and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

ABI Exceptional Stock Option Grants and Restricted Stock Units Grants

Since November 2008, ABI’s Board of Directors has approved several special grants of stock options and restricted stock units (“RSUs”) granted to certain executives, including Ambev executives. Each stock option gives its beneficiary the right to purchase one existing common share of ABI at an exercise price equal to their fair value at the time of granting of the options and with a term of 10 to 15 years as from grant date. Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the RSUs and stock options. Each RSU gives its beneficiary the right to receive one existing common share of ABI at vesting, subject to specific forfeiture rules and subject to a vesting period of at least five years. In addition to specific forfeiture rules, some grants of stock options and restricted stock units are subject to a performance test. On the date hereof, none of these options and restricted stock units were outstanding or still held by Ambev executives. Although the exercise of these ABI exceptional stock options and/or RSUs will not cause any dilution to Ambev, we record an expense in connection with them on our income statement.

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the IAPP (Ambev Private Pension Institute). The IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government’s social security system provides to our employees. The defined contribution plan covers substantially all new employees. The IAPP was established solely for the benefit of our employees and its assets are held independently. The IAPP is managed by a Governing Board (Conselho Deliberativo), which has three members, two of whom are appointed by Ambev, and one member represents active and retired employees. The IAPP also has an Executive Board (Diretoria Executiva) containing three members, all of whom are appointed by IAPP’s Council Board. The IAPP also has a Fiscal Council with three members, two of whom appointed by Ambev, and one member represents active and retired employees. Any employee upon being hired may opt to join the defined contribution plan. When pension plans members leave Ambev before retirement but having contributed at least three years to the IAPP plan, they have some options such as: (a) having their contributions refunded, (b) transferring their contributions to a bank or insurance company, (c) keeping their investment in IAPP to be paid in installments, and (d) continuing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

As of December 31, 2023, we had 8,877 participants in our pension plans, including 234 participants in the defined benefit plan, 7,439 participants in the defined contribution plan, and 1,204 retired or assisted participants. Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2023 as liabilities for pension plan benefits, see Note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

For employees involved in operations, we have a collective award for production sites and distribution centers with outstanding performances. The bonus award at the distribution centers and production sites is based on a score cluster between the different distribution centers and production sites (as the case may be), which, based on their relative score considered together with company results, determines bonus amount.

Our expenses under these programs amounted to R$963,464 million for the year ended December 31, 2023, R$1,119.2 million for the year ended December 31, 2022, and R$1,420.6 million for the year ended December 31, 2021.

C.        Board Practices

During 2023, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future and to update the market on our ESG initiatives. We also participated in conferences and non-deal road shows online. We hosted quarterly conference calls, transmitted simultaneously on the internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body. At our annual general shareholders’ meeting held on April 28, 2023, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2024: José Ronaldo Vilela Rezende, Elidie Palma Bifano and Fabio de Oliveira Moser. All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of our Board members have been in office for several years and were elected or reelected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on April 28, 2023 for a term expiring at the annual general shareholders’ meeting to be held in 2026. These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness. Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

Under our bylaws, at least (i) two members or (ii) twenty percent (20%) of the total number of members of the Board of Directors, whichever is greater, shall be independent directors. For the applicable director independence criteria, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Board of Directors.” We currently have three independent members in our Board of Directors.

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

The Board of Directors is supported in its decision-making by the following committees:

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations and Finance Committee’s responsibilities include:

o	to monitor the Company’s long term planning;
o	to monitor the evolution of the Company’s actuarial liabilities and investments in pension plans;
o	to monitor the investors relations strategies and the performance of our rating, as issued by the official rating agencies;
o	to analyze and issue an opinion on our annual investment plan;
o	to analyze and issue an opinion on proposals by the Board of Executive Officers regarding opportunities for corporate restructuring, mergers, acquisitions, spin-offs, incorporations or disposals of equity interests involving the Company;
o	to analyze and monitor our capital structure and cash flow; and provide an opinion on the Company’s shareholder compensation strategy;
o	to verify compliance with the Company’s Financial Risk Management Policy; and,
o	other matters that the Board of Directors considers relevant and in the interest of the Company and may come to define as attribution of the Operations and Finance Committee.

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fernando Mommensohn Tennenbaum and Marcos de Barros Lisboa. The members of this committee are elected by the Board of Directors.

Governance Committee

The responsibilities of the Governance Committee are to assist the Board of Directors with the following matters:

o	related party transactions;
o	any general conflict of interest situations that may arise between the Company and related parties;
o	compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions and antitrust matters;

o	to monitor the Company’s initiatives, as well as analyze and give opinions on issues related to cyber security and privacy and data protection;
o	to issue an opinion on the Company’s strategies related to environmental, social and governance (ESG) issues; and
o	other matters the Board of Directors may consider relevant and in the interest of the Company.
o	The current members of the Governance Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fabio Colletti Barbosa, Marcos de Barros Lisboa, an independent member, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo. The members of this committee are elected by the Board of Directors.

People Committee

The responsibilities of the People Committee are to assist the Board of Directors with the following matters:

o	to issue an opinion on matters that require a decision by the Board of Directors regarding the definition and review of the compensation policy for members of the Board of Executive Officers and high performance employees, as well as individual compensation incentives packages;
o	to define the targets and compensation for the Company’s management, within the limit approved by the annual shareholders’ meeting;
o	to monitor the evaluation of the members of the Board of Executive Officers, key executives and talents, in addition to the respective succession plans;
o	to approve policies and/or minimal rules to be observed in the nomination process of members of the Company’s management;
o	to select and propose for Board of Directors’ approval candidates to the positions of members of Executive Board of Officers and/or any other positions that may be required by the Board of Directors;
o	to assist the Board of Directors with the monitoring and discussions related to diversity;
o	to approve the transfer of employees of the high-leadership;
o	to coordinate the management of compensation incentive plans and to approve the relevant programs, grants, exceptions and other obligations involving employees in general, as permitted by applicable rules; and
o	other matters the Board of Directors may consider relevant and in the interest of the Company.
o	The current members of the People Committee are Messrs. Victorio Carlos De Marchi (Chairman), Nelson José Jamel and Claudia Quintella Woods. The members of this committee are elected by the Board of Directors.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by a workgroup formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they adhere to the principles and practices set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such principles and practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at http://ri.ambev.com.br/, and the updated report was filed with the SEC on July 28, 2023. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices, including a new edition of the Brazilian Corporate Governance Code in 2023.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies,” such as Ambev, need not to comply with these requirements. Nonetheless, our bylaws require that (i) the majority of the members of our Board of Directors must be external directors (i.e. with no current employment or managerial relationship with the company) and (ii) at least two of our directors or twenty percent (20%) of the total number of members of the Board of Directors, whichever is greater, shall be independent. In addition, our bylaws set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock shall be deemed independent.

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

D.        Employees

As of December 31, 2023, we and our subsidiaries had a total of 42,774 employees, of whom approximately 44% were engaged in production, 39% in sales and distribution and 17% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2023	2022	2021
42,774	47,108	52,806

The following table shows the geographical distribution of our employees as of December 31, 2023:

Geographical Distribution of Ambev Employees as of December 31, 2023
Location	Number of Employees
Brazil	25,023
CAC	4,725
Dominican Republic	2,194
Cuba	958
Guatemala	159
Panama	1,414
Latin America South	9,611
Argentina	5,797
Bolivia	1,906
Uruguay	825
Paraguay	542
Chile	541
Canada	3,415
Total	42,774

Industrial Relations

As per the determined under Brazilian labor legislation, all of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions as of December 31, 2023. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

E.        Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of March 1, 2024:

Name	Amount and Percentage of Common Shares
Michel Dimitrios Doukeris	*
Victorio Carlos de Marchi(1)	*
Milton Seligman	*
Carlos Eduardo Klutzenschell Lisboa	*
Fabio Colleti Barbosa	*
Fernando Mommensohn Tennenbaum	*
Lia Machado de Matos	*
Nelson José Jamel	*
Luciana Pires Dias	*
Marcos de Barros Lisboa	*
Claudia Quintella Woods	*
Jean Jereissati Neto	*
Lucas Machado Lira	*
Leticia Rudge Barbosa Kina	*
Ricardo Morais Pereira de Melo	*
Eduardo Braga Cavalcanti de Lacerda	*
Valdecir Duarte	*
Paulo André Zagman	*
Carla Smith de Vasconcellos Crippa Prado	*
Felipe Moreira Haddad Baruque	*
Eduardo Eiji Horai	*
João Coelho Rua Derbli de Carvalho	*
Daniel Wakswaser Cordeiro	*
Daniela Gavranic Cachich	*

*	Indicates that the individual holds less than 1% of the class of securities.
(1)	This Board member is also trustee of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 1, 2024, Ambev had 15,749,448,866 shares outstanding. As of March 1, 2024, there were 1,410,127,080 Ambev ADSs outstanding (representing 1,410,127,080 Ambev shares, which corresponds to 8.9% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of March 1, 2024, there were 227  registered holders of Ambev ADSs.

Control

Our direct controlling shareholder, ABI, together with FAHZ, held in aggregate 72% our total and voting capital stock (excluding treasury shares) as of March 1, 2024.

ABI indirectly holds shares in us representing 61.2% of our total and voting capital stock (excluding treasury shares) as of March 1, 2024, ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

In March 2021, our board of directors approved a share buyback program for the repurchase of up to 5,700,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2022, we repurchased 5,700,000 Ambev shares.

In May 2023, our board of directors approved a share buyback program for the repurchase of up to 13,000,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of March 1, 2024, we repurchased 7,000,000 Ambev shares under this plan.

As of March 1, 2024, we did not acquire any Ambev shares in connection with preemptive rights related to stock ownership plans in 2024.

In 2023, we acquired 1,369,957 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$20.4 million.

In 2022 we acquired 622,520 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$9.2 million.

In 2021 we acquired 4,011,471 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$71.4 million.

For a further description of our share buyback programs, see “Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers.”

Ambev’s Major Shareholders

The following table sets forth information as of March 1, 2024, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares

Interbrew International B.V(1)	8,441,665,818	53.59%
AmBrew S.à.r.l(2)	1,287,671,100	8.17%
FAHZ(3)	1,609,987,301	10.22%
Others	4,410,124,647	28.00%
Treasury Shares	4,384,418	0.02%
Total	15,753,833,284	100.00%

(1)	Interbrew International B.V is 100% held by ABI Inve. Holding Ltd - UK19, which, in turn, is held 100% by ABI UK Holding 2 UK TopCo 2, which, in turn, is 100% held by ABI UK Hold 1 UK TopCo 1, which, in turn, is held by (i) AB InBev Nederland Holding BV (59.14%), (ii) ABI UK Finance (9.24)%, (iii) Anheuser-Busch InBev SA/NV (ABI) (27.77%), (iv) InBev Belgium BV (3.84%). AB InBev Nederland Holding BV is held by Anheuser-Bush InBev SA/NV (ABI) (67.62%) and by InBev Belgium BV (32.38%), which, in turn, is 100% held by Anheuser-Bush InBev SA/NV (ABI). ABI UK Finance is 100% held by ABEL- Anheuser-Busch Europe Limited, which is in turn 100% held by Ambrew S.à.r.l.
(2)	Ambrew S.à.r.l is fully owned by Anheuser-Busch InBev SA/NV (ABI), which, in turn, is controlled by Stichting Anheuser-Busch InBev (“Stichting’), a foundation organized under the laws of the Netherlands, which holds 33.7% of the voting shares of ABI and effectively controls ABI pursuant to a shareholders’ agreement, dated April 11, 2016, as amended April 27, 2023, entered into with BRC S.à r.l. (“BRC”), EPS Participations S.à r.l. (“EPS Participations”), EPS S.A. and Rayvax Société d’Investissements SA. Stitching is jointly owned by BRC (50%) and EPS Participations (50%). BRC is jointly controlled by Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Max Van Hoegaerden Hermann Telles, while EPS Participations is dispersedly owned by the founding Belgian families of Interbrew.
(3)	Mr. Victorio Carlos De Marchi, who is a FAHZ-appointed director of Ambev, is also member of Advisory Board of FAHZ.

For a description of our major shareholders’ voting rights, see “—The Shareholders’ Agreement.”

As of March 1, 2024, 1,410,127,080 common shares, or 8.9%, were held in the form of ADSs.

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

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the Shareholders’ Agreement will be determined by the shareholder or group of shareholders holding a majority of Ambev common shares. The following matters are not subject to the foregoing rule: (1) election of members to the Board of Directors or to any committee of the Board of Directors, which shall follow the specific election procedure described above under “—Management of Ambev” and (2) matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

o	any amendment to the bylaws of Ambev and/or any of its majority-owned subsidiaries with the purpose of changing: (1) the corporate purpose of those companies with a view to causing them to cease the production, commercialization and distribution of beverages, (2) the allocation of Ambev’s results of operations, as set forth in its bylaws, or other similar provisions in the bylaws of Ambev’s majority-owned subsidiaries that are meant to provide financial support to FAHZ, (3) the minimum mandatory dividend of 40% of Ambev’s adjusted net income, and/or (4) any other provision that affects FAHZ’s rights under the Shareholders’ Agreement; and
o	the transformation of Ambev into a different form of legal entity.
o	FAHZ, IIBV and AmBrew, as well as any member appointed by them to our Board of Directors or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:
o	analysis and approval of management accounts of Ambev and its majority-owned subsidiaries;
o	analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries;
o	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law; and
o	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

Under the Shareholders’ Agreement, the following rules shall apply:

o	in the event of a transfer of Ambev common shares subject to the Shareholders’ Agreement (1) by IIBV and/or AmBrew, where such transfer results in these entities jointly holding a total equity interest in Ambev represented by less than 50% plus one Ambev common share, and/or (2) by FAHZ upon making one and only one eligible transfer of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) to a single buyer and subject to the first offer obligations described below, then, in either of those cases, the Ambev common shares subject to those transfers shall remain bound by the Shareholders’ Agreement. Only in those two cases shall a third party acquiring the Ambev common shares in those transfers be able to adhere to the Shareholders’ Agreement in order for the transfer to be effective;

o	at any time FAHZ may elect to release its Ambev common shares subject to the Shareholders’ Agreement for the exclusive purpose of selling them in the stock market or over-the-counter market, provided that (1) it maintains at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) subject to the Shareholders’ Agreement, and (2) it observes the first offer obligations described below; and
o	in the event FAHZ intends to execute the above-referenced one and only one eligible transfer or release, it shall first offer the Ambev common shares to the remaining parties to the Shareholders’ Agreement for their average quoted market price on the 20 trading sessions immediately prior to the date of the relevant first offer (or the last 40 trading sessions if no Ambev common shares were negotiated in at least half of the 20 immediately preceding trading sessions). The offerees will have five days, as of the first offer date, to accept or refuse the offer, and, if expressly or tacitly refused (or in the event the offerees fail to timely pay the applicable purchase price), then FAHZ may either proceed with such transfer or release its Ambev common shares from the Shareholders’ Agreement and thereafter sell them to third parties within ten days.

Specific Performance

The obligations of the parties under the Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

B.        Related Party Transactions

Overview

We have executed and may in the future execute related party transactions with certain of our significant shareholders or other related parties and certain of their affiliates. These transactions include but are not limited to: (1) the purchase and sale of raw material with affiliated entities, (2) entering into distribution, sale, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (3) import agreements with affiliated entities, and (4) royalty agreements with affiliated entities. These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution. In addition, the Governance Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Governance Committee.” Set forth below is a discussion of our material related party transactions. For further information on our related party transactions, see Note 30 to our audited consolidated financial statements.

Ambev, ABI and its subsidiaries, such as Anheuser-Busch Inbev USA LLC (“ABI USA”) and Cervecería Modelo, among others, have entered into several agreements for the production, import, distribution and sale of branded products, such as Stella Artois, Beck’s, Budweiser, Spaten, Michelob Ultra and Corona (including Corona Extra, Corona Light, Coronita, Pacífico and Modelo), among others (“ABI Products”) by Ambev in Brazil and its subsidiaries located in countries in which we have operations, such as Canada, Argentina, Chile, Paraguay, Uruguay, Bolivia, Dominican Republic, Panama, Guatemala, among others. These agreements were duly approved by the Governance Committee and the Company’s Board of Directors. See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance and other benefits both to active and certain of our employees, retired employees and executive officers (including their dependents).

Ambev and ABI

Ambev engages in various transactions with ABI. These transactions include, but are not limited to: (i) the purchase and sale of raw materials, (ii) entering into distribution, cross-licensing, indemnification, service and other agreements, and (iii) import and licensing agreements. Such transactions between ABI and Ambev and its subsidiaries are disclosed in Note 30 of our consolidated financial statements as related parties.

The outstanding balances relating to other transactions with ABI are further described in Note 31.4 to our audited consolidated financial statements.

Licensing Agreements

In November 2021, Ambev and ABI negotiated general guidelines on royalties and transfer price policy for the royalty percentages and mark-ups applicable to the production, import, distribution and sale of (a) finished products of ABI and/or its respective subsidiaries by Ambev and/or its respective subsidiaries; and (b) finished products of Ambev and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All metrics, prices and methodologies were established on an arm’s length basis, based on a study carried out by a top-tier external audit firm, duly approved by the Governance Committee and the Company’s Board of Directors. As described in “Item 10. Additional Information - E – Taxation”, in January 2024 Law No. 14,596/23 became effective, impacting the current licensing agreements and respective rates.

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tenedora’s shareholders agreement and put option

On December 31, 2023, Ambev and ELJ owned 85% and 15% of Tenedora shares, respectively. Tenedora, in turn, owns Cervecería Nacional Dominicana, S.A (“CND”). On July 2, 2020, Ambev and ELJ amended the Tenedora Shareholders Agreement (the “Shareholders Agreement”) to extend our partnership and change some of the terms of the put and call options provided therein. Pursuant to this amendment, ELJ had a put option requiring us to purchase its stake in Tenedora in two different tranches, as follows: (i) Tranche A, corresponding to 12.11% of the shares; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. In October 2023 EJL notified us of its intention to exercise Tranche A of the put option, which we settled in January 2024 via (i) a cash disbursement of R$1,704 million that we paid to ELJ, and (ii) the offset of ELJ’s debt held by CND in the amount of R$335 million As a result of this transaction, we now hold a 97.11% stake in Tenedora.

We, on the other hand, have a call option over the Tranche B shares to be exercised starting in 2029. The terms and conditions of these options are further described in Note 28 Item 28.3.1 to our audited consolidated financial statements.

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

To the extent that we believe contingencies arising from these proceedings will probably be materialized, they have been recorded in the balance sheet. As of December 31, 2023, our provisions for legal contingencies totaled R$1,018.2 million, of which R$978.0 million were recorded in provision account and R$40.2 million in income taxes (IRPJ and CSLL) contingencies, in accordance with IFRIC23. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$95.6 billion as of December 31, 2023. Our estimates are based on reasonable assumptions, external opinions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature. For more information, see Note 27 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2023, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to income taxes (IRPJ and CSLL), Social Contributions on Gross Revenues (PIS and COFINS), ICMS Value-Added Tax and IPI Excise Tax. As of December 31, 2023, we had made provisions of R$387.0 million in connection with those tax proceedings for which we believe there is a probable chance of loss. Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2023, we were party to tax proceedings with a total estimated possible risk of loss of R$95.3 billion. Approximately 67% (R$63.6 billion) of this amount is related to controversies related to payment of IRPJ and CSLL, and approximately 32% (R$30.3 billion) is related to controversies involving the payment of PIS, COFINS, ICMS Value-Added and IPI Excise Tax, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

In addition, if unfavorable final decisions are issued at the administrative level in connection with tax proceedings in which we are party, we may challenge these decisions in judicial courts and be required to post surety bonds or similar guarantees. As of December 31, 2023, approximately 70% (R$66.4 billion) of the ongoing tax proceedings with total estimated possible loss are at the administrative level of dispute and approximately 30% (R$28.6 billion) are at the judicial level of dispute.

Theme 736

In March 2023, the Brazilian Supreme Federal Court (STF), in the trial of theme 736 (RE 796,939), established its understanding that the imposition of isolated fines due to the non-recognition of tax offsets is unconstitutional. Following this judgement, the Company, together with its in-house lawyers and external advisors, reassessed the prognosis of the discussion and reclassified the risk of loss from possible to remote. Ambev estimates that the amount involved in cases related to this issue, as of March 31, 2023, is R$1.6 billion. Due to the remote likelihood of loss, the proceedings related to this issue ceased to be reported as possible contingencies in the first quarter of 2023.

Law 14,689/2023

On 20 September 2023, Law 14,689 was enacted (“Law 14,689/2023”) in Brazil, which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Tax Authorities by a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently escalated to the judicial level and, as of the date of publication of Law 14,689/2023, were pending decision at the second level judicial courts. Following the enactment of Law 14,689/2023, were assessed the likelihood of success of fines imposed in proceedings decided by a tie-breaking vote, which resulted in the reclassification of the risk of loss from possible to remote in the approximate amount of R$6.9 billion.

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

We have also been receiving charges from the RFB in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI Excise Tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to us.

In April 2019, the STF announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, deciding on the rights of taxpayers registering IPI Excise Tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, we reclassified part of the amounts related to the IPI Excise Tax cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF, such as disputes encompassing the fiscal classification of concentrate units. The cases are being challenged at both the administrative and judicial levels. Our management estimates the possible losses related to these proceedings to be approximately R$6.3 billion as of December 31, 2023. We have not recorded any provision in connection with these assessments.

IPI Excise Tax Suspension

In 2014 and 2015, we received tax assessments from the RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. We have received partially favorable decisions at the administrative level. In July 2022, we received the first judicial decision on this matter; the decision was unfavorable to us, and we have filed an appeal.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to us in one of the cases related to this matter which ordered a tax audit to determine the amount of the tax already effectively paid. The results of the tax audit, were partially favorable to us, reducing 98% of the amount alleged to be owed by us in this case. As of the date of this annual report on Form 20-F service of the decision was currently pending.

Our management estimates the possible losses related to these assessments to be approximately R$1.8 billion as of December 31, 2023. We have not recorded any provision in connection with these assessments.

ICMS-ST Trigger

Over the years, we and our subsidiaries received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$10.7 billion as of December 31, 2023, classified as a possible loss and, therefore, for which we have made no provision.

ICMS tax incentives

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. In June 2020, we received the first level administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax authorities. The favorable portion of the aforementioned decision is final and unappealable. Regarding the unfavorable portion, we filed an administrative appeal, and has also received a partially favorable decision. The discussion regarding the unfavorable portion will continue forward in the judicial level. There are other assessments related to this same State Tax Incentive Program and some of them are being discussed at the judicial level. Our management estimates the amount related to these assessments to be approximately R$0.7 billion as of December 31, 2023, classified as a possible loss and, therefore, for which we have made no provision.

Over the years, we have also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2023. We have not recorded any provision in connection therewith.

ICMS tax credits

We are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial level of the courts. On August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the “ICMS tax war” shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Complementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021.

With respect to the tax assessments issued by the State of São Paulo, unfavorable decisions were rendered against us on appeal at the administrative level in April, May and June 2022. In these cases, we have filed motions for reconsideration of the unfavorable ruling on appeal at the administrative level. In September 2023, such motions for reconsideration were decided partially in our favor. The favorable portion of those decisions became final and is not subject to appeal, while the unfavorable portion is yet to be reviewed at the judicial level. In December 2023, the STF issued a binding decision holding that the unfavorable decisions regarding tax credits from the State of Amazonas issued by the State of São Paulo in 2022 are to be considered unconstitutional. Therefore, even though we are not a party to this lawsuit at the STF, the central discussion has generated a positive impact on the Company’s assessments. Our management estimates the possible losses related to these assessments to be approximately R$0.5 billion as of December 31, 2023. We have not recorded any provision in connection therewith.

Our subsidiary Arosuco has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. The cases are being challenged at the administrative level. Arosuco management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2023. We have not recorded any provisions in connection therewith.

In addition, in 2018 and 2021, we received tax assessments from the States of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the State of Rio Grande do Sul, we received a favorable judgment at the second administrative level, which was amended by the third administrative level in favor of the tax authorities. This decision is not final and remains subject to appeal at the judicial level. With respect to the assessments issued by the State of São Paulo, we received unfavorable decisions at the first administrative level. In these cases, we have filed appeals at the second administrative level. In one of these cases, we received an unfavorable decision from the second-level administrative authority, which is not final and has been appealed at a third-level authority. With regard to the other two cases, one is pending judgment, and the first-instance decision issued in respect of the other was cancelled, requiring a new trial to be held. Our management estimates the possible losses related to these assessments to be approximately R$0.8 billion as of December 31, 2023. We have not recorded any provisions in connection therewith.

ICMS – MIP

The company and its subsidiaries have been receiving assessments from State Tax Authorities over the years, disallowing ICMS credits and demanding payment of the Differential Tax Rate (DIFAL) on the acquisition of intermediate production materials. According to the tax authorities, such materials are not physically related to the productive activity of the companies and therefore should be considered as goods for consumption, which do not entitle the taxpayer to tax credits. Considering these allegations as illegitimate, the companies are challenging these assessments before administrative and judicial courts. Provisions have been made for cases related to this matter, with an updated value of approximately R$ 0.1 billion as of December 31, 2023 . The Company estimates the possible loss related to this matter to be, as of December 31, 2023, approximately R$ 0.4 billion.PIS/COFINS bonus over products

PIS/COFINS bonus over products

We have received tax assessments issued by the RFB charging PIS and COFINS allegedly due over bonus products granted to our customers. These charges are being challenged at both the judicial and administrative levels of the courts. In 2019, 2020 and 2023, we received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to us in two other cases pending service, which are not final and remain subject to appeal. At the judicial level, one case is pending decision by the second level judicial court after the first level judicial court rendered an unfavorable decision to us.

Our management estimates the possible losses related to these assessments to be approximately R$1.8 billion as of December 31, 2023. No related provision has been made.

Foreign Earnings

Since 2005, we and certain of our subsidiaries have been receiving a number of assessments from the RFB relating to profits of our foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels of the courts in Brazil.

The administrative proceedings have resulted in partially favorable decisions, most of which are still subject to review by the Administrative Court. In October 2022, the Lower Administrative Court rendered a favorable decision to us in one case. In March 2023, the Lower Administrative Court rendered two favorable decisions and one partially favorable decision to us in three cases related to the taxation of profits of foreign subsidiaries. We are awaiting to be served with these decisions to analyze the contents and any applicable legal motions or appeals before the judicial level. In the judicial proceedings, we have received favorable injunctions that suspended the enforceability of the tax credit, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

In December 2023, we received a new tax assessment relating to the taxation of profits of foreign subsidiaries. We filed a defense in January 2024 and the case is pending decision by the first-level administrative court. The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2023 is approximately R$6.1 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Disallowance on Income Tax Deduction

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018. In response, an administrative defense was filed. In October 2020, the first level administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision, which is currently pending judgment by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2023, is approximately R$2.6 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per ICPC 22/IFRIC 23, continued to be adopted by Arosuco impacting calendar years following those assessed (2019-2023) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

Goodwill - InBev Holding

In December 2011, we received a tax assessment from the RFB related to the goodwill amortization in calendar years 2005 to 2010 resulting from Inbev Holding Brazil’s merger. At the administrative level, decisions partially favorable to us were rendered by both the Lower and Upper Administrative Court. We filed judicial proceedings to discuss the unfavorable portion of the decisions of Administrative Courts and requested injunctions to suspend the enforceability of the remaining amount being charged. The injunctions were granted.

In June 2016, we received a new tax assessment charging the remaining value of the goodwill amortization (from 2011 to 2013) and filed a defense. Partially favorable decisions were rendered by the first level administrative court and the Lower Administrative Court. The tax authorities and us both filed Special Appeals, which were partially admitted by the Upper Administrative Court. For the unfavorable portion of the decision which became final at the administrative level, we filed a judicial proceeding requesting an injunction to suspend the enforceability of the remaining tax credit, which was granted.

In April 2023, we received a partially favorable decision at the Upper Administrative Court for the portion of the tax assessment which was subject to the Special Appeals filed by us and the tax authorities. In June 2023, we filed a judicial proceeding to appeal the unfavorable portion of the decision, which is currently pending judgment at the first-level judicial court.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2023 is approximately R$6.5 billion. The risk of loss has been classified as possible and accordingly, no related provision has been made. In the event we are required to pay these amounts, ABI will reimburse us in the amount proportional to the benefit received by us pursuant to the merger protocol as well as the related costs.

Goodwill - Beverage Associate Holding (BAH)

In October 2013, we received a tax assessment related to the goodwill amortization in calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited (“BAH”) into us. The decision from the first-level administrative court was unfavorable to us. We filed an appeal to the Lower Administrative Court against the decision, which was partially granted. The tax authorities and us both filed Special Appeals to the Upper Administrative Court. In July 2022, the Upper Administrative Court rendered a partially favorable decision to us. The decision did not recognize the Special Appeal filed by the tax authorities, thereby preserving the portion of the decision rendered by the Lower Administrative Court that was favorable to us with respect to the qualified penalties applied and the statute of limitations for one of the calendar years under discussion;

this portion of the decision is final. In January 2023, we filed a judicial proceeding to appeal the unfavorable portion of the decision and received a favorable decision at the first-level judicial court. The tax authorities appealed this decision, and the matter is pending judgment at the second level judicial court.

In April and August 2018, we received new tax assessments charging the remaining value of the goodwill amortization in calendar years 2013 to 2014 and filed defenses. In April 2019, the first-level administrative court rendered unfavorable decisions to us. As a result, we appealed to the Lower Administrative Court. In November and December 2019, we received partially favorable decisions at the Lower Administrative Court. Ambev and the tax authorities filed Special Appeals to the Upper Administrative Court. In April 2023, the Upper Administrative Court rendered partially favorable decisions to us, related to the qualified penalties, in the Special Appeals. In June 2023, we filed a judicial proceeding to appeal the unfavorable portion of the decisions and received favorable decisions at the first-level judicial court. The tax authorities appealed these decisions, and the matter is pending judgment at the second level judicial court.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2023, is approximately R$1.4 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

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

In October 2022, we received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. We filed a defense and in October 2023 received an unfavorable decision from the first-level administrative court. We have filed an appeal to the Lower Administrative Court. The updated assessed amount related to this uncertain tax position, as per ICPC 22/IFRIC 23, as of December 31, 2023 is approximately R$1.4 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Goodwill - MAG

In December 2022, CRBS S.A (one of our subsidiaries) received a tax assessment related to the goodwill amortization in calendar years 2017 to 2020, resulting from the merger of RTD Barbados into CRBS, with the latter as the surviving entity. CRBS filed a defense in January 2023. In November 2023, CRBS received a partially favorable decision from the first-level administrative court which reduced the qualified penalty applied to 100% (instead of 150% as initially charged). This decision is not final and is subject to review by the Lower Administrative Court. CRBS has filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision.

The updated assessed amount to this uncertain tax position, as per ICPC22/IFRIC 23, as of December 31, 2023 is approximately R$0.3 billion. We have not recorded any provisions for this matter as we consider the chance of loss to be possible.

This uncertain tax position, as per ICPC 22/IFRIC 23, continued to be applied by the Company impacting calendar years following those assessed (2021- February 2022). In a scenario we are questioned on this matter for future periods, on the same basis and under the same arguments as the aforementioned tax assessments, we estimate that the outcome of such potential further assessments would be consistent to the already assessed periods.

Disallowance of financial expenses and Deductibility of Losses

In 2015, 2016 and 2020, we received tax assessments related to the disallowance of alleged non-deductible expenses and the deduction of certain losses mainly associated with financial investments and loans. We presented defenses and, in November 2019, received a favorable decision at the first-level administrative court regarding the 2016 case, which was confirmed by the Upper Administrative Court in April 2023.

In June 2021, we received a partially favorable decision for the 2020 case at the first-level administrative court and filed an appeal to the Lower Administrative Court. In March 2023, we received a favorable decision from the Lower Administrative Court, which fully canceled the tax assessment related to 2020, and this decision became final in May 2023. In June 2022, we received a partially favorable decision at the first-level administrative court regarding the 2015 case and filed an appeal to the Lower Administrative Court. The favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

The updated assessed amount related to this uncertain tax position, as per ICPC 22/ IFRIC 23, as of December 31, 2023 is approximately R$0.3 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

Disallowance of Taxes Paid Abroad

Since 2014, we have been receiving tax assessments from the Brazilian Federal Tax Authorities, for calendar years as of 2007, related to the disallowance of deductions associated with alleged unproven taxes paid abroad by its subsidiaries and has been filing defenses. The cases are being challenged at both the administrative and judicial levels. In November 2019, the Lower Administrative Court rendered a favorable decision to us in one of the cases (related to the 2010 tax period), which became definitive.

In January 2020, the Lower Administrative Court rendered unfavorable decisions regarding four of these assessments related to the periods of 2015 and 2016, for which we filed Special Appeals to the Upper Administrative Court. We received unfavorable decisions at the Upper Administrative Court in respect of the Special Appeals in April 2023, and filed an appeal to the first-level judicial court in November 2023.

In connection with the tax assessments related to the periods of 2015 and 2016, additional tax assessments were filed to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. In 2021, we received unfavorable decisions from the first-level administrative court in two of these assessments with respect to the 2015 and 2016 isolated fine cases, and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In 2022, we received an unfavorable decision from the first-level administrative court in the second assessment related to the 2016 isolated fine case, and filed an appeal in connection therewith which is currently pending judgment by the Lower Administrative Court. In October 2022, we received a new tax assessment charging such isolated fine related to calendar year 2017. We have filed a defense in this case, which is currently pending judgment by the first-level administrative court.

The other cases are still pending final decisions at both administrative and judicial courts.

In November 2023, we received a new tax assessment charging such isolated fine related to calendar year 2018. We have filed a defense in this case, which currently is pending judgment by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$14.3 billion.

The company has continued to take the same deductions for the calendar years following the assessed periods (2018 to 2023). Therefore, if we receive similar tax assessments for this period, our management believes the outcome would be the same as those tax years already assessed.

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

As of December 31, 2023, Arosuco’s management estimated that the updated assessed amount related to this uncertain tax position, as per IFRIC 23, is approximately R$0.6 billion. The risk of loss has been classified as possible and, accordingly, no related provision has been made.

Deductibility of IOC expenses

In 2013, we implemented a corporate restructuring with the purpose of simplifying our corporate structure and converting into a single class of shares company, among other reasons. One of the steps of such restructuring involved a contribution of shares followed by the merger of shares of its controlled entity, Companhia de Bebidas das Américas, into Ambev. Consequently, the counterpart accounting of the positive difference between the value of shares issued by virtue of the merger and the net equity value of its controlled entity’s share was accounted, as per IFRS 10/CPC 36 and ICPC09, in an equity account of Ambev referred to as carrying value adjustment.

In November 2019, we received a tax assessment from the Brazilian Federal Tax Authorities related to the interest on capital (“IOC”) deduction in 2014. The assessment refers primarily to the accounting and corporate effects of the restructuring carried out by us in 2013 and its impact on the increase in the deductibility of IOC expenses. In August 2020, we received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court, which is currently pending judgement. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In December 2020, we received a new tax assessment related to the deduction of the IOC in 2015 and 2016. We filed a defense against this new tax assessment in January 2021. In June 2021, we received a partially favorable decision and filed an appeal to the Lower Administrative Court, which is also currently pending judgment. Similar to the first tax assessment, the favorable portion of the decision is also subject to mandatory review by the Lower Administrative Court.

In December 2022, we received a new tax assessment related to the deduction of the IOC in 2017. We filed a defense against this new tax assessment in January 2023. In September 2023, we received a partially favorable decision at the first-level administrative court and filed an appeal to the Lower Administrative Court against the unfavorable portion of the decision. The favorable portion of the decision is subject to mandatory review by the Lower Administrative Court.

In November 2023, we received a new tax assessment related to the deduction of the IOC in the periods 2018 to 2021. We have filed a defense against this new tax assessment, which is pending decision by the first-level administrative court.

The updated assessed amount related to this uncertain tax position as of 31 December 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$27.4 billion. We have not recorded any provisions for this matter based on the probability of loss.

The uncertain tax position, as per IFRIC 23, continued to be adopted by us as it also distributed or accrued IOC in the years following the assessed period (2022-2023) and deducted such amounts from its Corporate Income Taxes taxable basis. Therefore, in a scenario where the IOC deductibility would also be questioned for the period after 2021, on the same basis and arguments as the aforementioned tax assessments, our management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods. In December 2023, the Provisional Measure (MP) 1,185, enacted in August 2023, was converted into Law No. 14,789/2023, which changes the calculation basis for interest on equity from January 1, 2024, limiting this uncertain tax treatment to IOC calculated in accordance with provisions prior to the enactment of the said Law No. 14,789/2023.

Tax Loss Offset

We and certain of our subsidiaries have received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.

Two main cases dealing with this matter are under judicial review. In one of the cases, we received favorable decisions in first and second instances of the judiciary, which prompted the National Treasury to file a special appeal, pending judgment by the STJ. In the second case, we received an unfavorable decision in the first instance of the judiciary and filed an appeal, pending judgment.

In December 2023, there was a third case under administrative review, which, in February 2023, was unfavorably decided against us by the Upper Administrative Court ("CSRF") by a casting vote. Due to the outcome of the judgment and considering the reductions provided for in Law No. 14,689/2023, after receiving notification of the decision, we opted to pay the case in December 2023, with the corresponding reductions.

The updated assessed amount related to this uncertain tax position as of December 31, 2023, which is classified as a possible loss in accordance with IFRIC 23, is approximately R$0.2 billion. We have not recorded any provisions for this matter based on the probability of loss.

Adherence to the Special Tax Regularization Program

In September 2017, we decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017, or PERT 2017, undertaking to pay certain tax assessments that were in dispute under administrative or judicial levels, including debts from our subsidiaries, in the total amount of R$3.5 billion (already considering discounts established by the program). The total amount paid in 2017 was approximately R$960.0 million and the balance will be paid in 145 monthly installments, with interest, as of January 2018. All installments due up to date have been paid by the Company.

Despite our participation in this program, we could be subject to tax audits for subsequent periods, which may lead to tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participating in this program and similar programs this.

Tax Proceeding Initiated By Us

PIS and COFINS Recovery - exclusion of ICMS (VAT) and ICMS-ST from the basis of calculation

In 2017, the STF declared, in the judgment of RE No. 574,706/PR, with binding effects, the unconstitutionality of the inclusion of ICMS in the tax base of PIS and COFINS. Regarding ICMS under the tax substitution modality, on December 13, 2023, the Brazilian Superior Court of Justice (“STJ”) decided in favor of taxpayers, determining the exclusion of this ICMS modality in the tax basis of PIS and COFINS (Theme 1,125).

From 2017 to 2023 the Company and its subsidiaries recognized, in accordance with IAS 37/CPC 25, recoverable extemporaneous tax credits related to this matter in the amount of R$10.5 billion. The accounting recognition of these amounts is due to (i) the gain being virtually certain given the decision of the STF in RE 574,706/PR and the STJ in Theme 1,125, align with specific circumstances of each case; and (ii) the value can be reasonably estimated with a high degree of confidence through the collection of pertinent documents and quantification of the associated amount.

For additional matters, the Company estimates that the contingent asset corresponds to R$0.2 billion, which will be recognized once the realization of the gain is virtually certain given the specific circumstances of the case and upon confirmation of the estimated values with sufficient reliability.

Subsequent Events

IPI Excise Tax Suspension

As disclosed, we awaited to be served of the decision rendered by the Superior Chamber of Tax Appeals (CSRF), which partially granted the Special Appeal filed by us regarding the suspension of IPI. In January 2024, we were served with the decision, resulting in a 98% reduction of the assessed amount, equivalent to approximately R$916 million. Regarding the remaining portion of the debt, we will pursue legal action seeking its full cancellation.

Presumed Profit

In February 2024, the Administrative Council for Tax Appeals (“CARF”) issued an unanimous favorable decision in the administrative process discussing Arosuco’s (a subsidiary of Ambev) use of the presumptive profit method for calculating IRPJ and CSLL instead of actual profit. The amount classified as a possible contingency for the process was R$633.4 million on December 31, 2023 (R$581.5 million on December 31, 2022). We are currently awaiting the formalization and service of the decision to, together with its external advisors, assess any potential impacts on the risk classification of the contingency and take any necessary actions.

Disallowance on Income Tax deduction

In February 2024, CARF rendered a partially favorable, unanimous decision in the administrative process discussing the disallowance of the tax benefit reduction provided by Provisional Measure No. 2,199-14/2001, that benefited Arosuco, one of our subsidiaries dedicated to the production of concentrates, located in the Manaus Free Trade Zone, during the years 2015 to 2018. The decision partially granting the appeal filed by Arosuco recognized the full enjoyment of the tax incentive, maintaining only a portion of the assessment related to the difference in calculation methodology between the tax authorities and the taxpayer. The portion related to the tax incentive amounts to approximately US$0.5 billion, and the portion related to the calculation difference amounts to approximately US$5.3 million. We are currently awaiting the formalization and service of the judgment to, together with our external advisors, assess any impact of the judgment on the contingency risk classification, as well as to take any necessary measures.

Labor Matters

We are involved in more than 21,000 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2023 we made provisions totaling R$149.9 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are pending court ruling and have probable chance of loss. As of December 31, 2023, we were party to labor claims with a total estimated possible risk of loss of R$176.9 million.

In connection with the labor matters, we are also involved in claims regarding the social security charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$264.8 million as of December 31, 2023. We have recorded provisions of approximately R$97.5 million for proceedings where we consider the chance of loss to be probable. The total amount of the social security contingency is considered in our total amount of tax contingencies.

Ambev Third-Party Supplier – Labor Infractions and Lawsuits

In May 2021, we were notified by Brazilian labor authorities to join certain administrative proceedings together with (i) Transportadora Sider Limeira EIRELI (“Sider”), a third-party transportation company contracted by us periodically and (ii) a third-party competitor that also used Sider’s transportation services. The Brazilian labor inspection authorities determined that we were jointly and severally liable for human rights violations committed by Sider with respect to the working conditions of 23 foreign employees, under the terms of Brazilian Labor Law, including violations of article 444 of Law-Decree No. 5,452 and article 2-C of Law No. 7,998.

On March 12, 2021, Sider entered into a settlement with those foreign employees in relation to the administrative claims paying them severance compensation and moral damages. However, following this settlement, beginning at the end of 2022, 19 of these foreign employees that were the subject of the earlier administrative proceedings, together with additional former employees of Sider, filed individual labor lawsuits against Sider, the third-party competitor and us, claiming, among other things, moral damages for the same labor violations. The plaintiffs in these lawsuits claim secondary liability with respect to us.

In addition, the Brazilian Ministry of Labor and Social Security (the “Ministry of Labor”) issued infraction notices against Sider, the third-party competitor and us related to the same matter in 2021. These infraction notices were confirmed by the administrative authority in 2024, and, as a result, we no longer have any means to appeal or dispute these infractions at an administrative level. Notwithstanding, we continue to dispute any involvement with the alleged facts underlying these labor claims, and, to this end, we are seeking judicial relief to declare the administrative acts void and, also, injunctive relief to suspend Ambev’s inclusion in the Brazilian register of employers (Cadastro de Empregadores) that lists employers that have subjected workers to poor working conditions under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016 (“Register of Employers”). The injunction requested by us was granted by the court in February 2024 and, as a result, the collection of fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) as well as the inclusion of Ambev in the Register of Employers is currently suspended as of the date of this annual report on Form 20−F. The injunction is subject to appeal by the Ministry of Labor. Our inclusion in the Register of Employers may result in several adverse consequences, including, among others (i) reputational harm, (ii) restrictions on our ability to obtain financing through state-owned banks’ credit lines and (iii) potential adverse risk assessments by private banks and other parties, which could, among other effects, negatively affect our ability to access financing in the future. As of December 31, 2023, we did not record any provisions in connection with these infraction notices.

In addition, the Brazilian Public Labor Prosecutor’s Office (the “Public Labor Prosecutor’s Office”) opened a civil investigation to assess the underlying facts and the role of each of the three companies in these labor violations. In connection therewith, we entered into a Conduct Adjustment Agreement with the Public Labor Prosecutor’s Office in April 2022 without admission of guilt pursuant to which we agreed to pay damages in the amount of R$500 thousand and commit to a 3-year plan to oversee conditions of our logistics operators.

Civil Claims

As of December 31, 2023, we were involved in more than 3,700 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$324.5 million for proceedings where we consider the chance of loss to be probable reflecting applicable adjustments, such as accrued interest, as of December 31, 2023 in connection with civil claims. As of December 31, 2023, we were party to civil claims with a total estimated possible risk of loss of R$189.4 million.

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

The holders of these warrants claimed that they should receive the dividends relative to these shares since 2003, approximately R$1.2 billion in addition to legal fees. Among the seven cases related to this topic, one was settled in previous years. Five cases have been finally resolved favorably to Ambev, with three of these decided in the second quarter of 2023. The last case was ruled favorably to Ambev by the Superior Court of Justice and the decision became final in September 2023. With the closure of the last case, this litigation has ended completely in favor of the Company. No provisions have been made in connection with this litigation.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidence should have been produced before the case’s dismissal. Ambev filed a motion for clarification against the decision, which was rejected, and such decision became final. The case has now returned to the lower court for a new trial, which is pending since September 2021. Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim.

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

The Lower Court Judge granted our request to admit the Federal Government as joint defendant since it also claims to be the owner of such shares, as the Federal Government was entitled to incorporate such shares based on a decree enacted during World War II. In October 2019, the Lower Court Judge granted F. Laeisz’s claims ordering Ambev to pay the amount equivalent to the dividends of 74,211,825 ordinary shares held in our treasury since April 10, 2012. On September 30, 2022, such decision was subject to a mandatory review by the Federal Court of Appeals, since the Federal Government lost its preliminary claims, and the decision was overturned by the Federal Court of Appeals, which considered the ordinary shares had been duly transferred and incorporated by the Federal Government based on the decree enacted during the World War II. F. Laeisz appealed against this decision, which is pending. In parallel, we have negotiated and executed a settlement agreement with F. Laeisz, aiming at reducing the total amount under dispute. Except for inflation adjustment, F. Laeisz has agreed on restrictions to the application of interests to adjust the dividends in the event there is a final decision confirming F. Laeisz as the rightful owner of the shares. We believe, based on management assessments, that our chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, we have duly accounted for all dividends relating to the relevant shares since April 10, 2012.

Cerbuco Brewing Arbitration

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations relating to the joint venture, with the terms of reference being formally executed in 2022. Depending on the outcome of the arbitration proceedings, there may be an impact on Cerbuco’s ability to influence the management of Bucanero’s operations. As a result, Ambev’s ability to continue consolidating Bucanero into its financial statements may also be affected. Based on the opinion of Cerbuco’s lawyers, the management estimates the chance of loss as possible. The amount involved has not yet been ascertained, as it depends on the outcome of the arbitration.

Proposed class action in Quebec

Labatt and other third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiff alleges that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their illnesses were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of dividends approved, which relates to the 2023 fiscal year, was paid by Ambev on December 28, 2023.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

Second half 2021	December 30, 2021	0.1334	0.023

Second half 2021	December 30, 2021	0.3996	0.070

Second half 2022	December 29, 2022	0.6480	0.124

Second half of 2023	December 28, 2023	0.6207	0.128

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

For more information on rules and procedures for shareholder distributions under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

B.        Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results in December 31, 2023.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of March 1, 2023, Ambev had 15,741,734,691 shares outstanding. As of March 1, 2024, there were 1,410,127,080 Ambev ADSs outstanding (representing 1,410,127,080 Ambev shares, which corresponds to 8.9% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of March 1, 2024 there were 227  registered holders of Ambev ADSs.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated and supervised by the CMN and the Central Bank,, which have regulatory authority over Brazil’s stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions. The Brazilian securities market is governed primarily by Law No. 6,385 dated December 7, 1976, as amended, or the Brazilian Securities Law, and by the Brazilian Corporation Law, as amended and supplemented, as well as by rules and regulations issued by the CVM, the CMN and Brazilian Central Bank. These laws and regulations, among others, provide for disclosure requirements, criminal penalties for insider trading and price manipulation, and protection of minority shareholders, licensing procedures, supervision of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), such as Ambev, whose shares are publicly traded on the B3, or privately held (companhia fechada). A company is publicly held when it is authorized to have securities traded on the stock exchange or on over-the-counter markets. All publicly held companies must be registered with the CVM and are subject to reporting and regulatory requirements relating to the periodic disclosure of information and material facts. Additionally, the CVM within its regulatory authority may request information or clarification from us regarding our business activities and/or transactions to which we are a party. A company registered with the CVM may trade its securities either on the Brazilian stock exchanges, including B3, or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market. The over-the-counter market consists of direct trades between persons in which a financial institution registered with the CVM serves as an intermediary. The shares of a listed company, including Ambev, may also be traded privately subject to several limitations. To be listed on the B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

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

The trading of securities on the Brazilian stock exchanges may be suspended under certain circumstances, including at the request of a company in anticipation of a disclosure of material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries by the CVM or B3.

Trading on the Brazilian Stock Exchanges

B3 is a stock exchange and leading operator of registration, clearing, custodial and settlement services for equities, financial securities, indices, rates, commodities, and currencies in Brazil. B3 is currently the only Brazilian stock exchange on which private equity and private debt may be traded.

Trading on the exchange is conducted by authorized members. B3 trading sessions take place every business day, from 10:00 a.m. to 5:00 p.m., BRT. Equity trading is executed fully electronically through an order-driven trading system called “PUMA (Plataforma Unificada Multiativos).” The B3 also allows trading from 5:30 p.m. to 6:00 p.m. on an online system known as the “after-market,” which is connected to traditional broker dealers and brokerage firms operating on the Internet. Trading on the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through online brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is performed two business days after the trade date, without any adjustment to the purchase price. Delivery of and payment for shares are made through the facilities of an independent clearing house, B3 Central Depository, which is the clearing house for the transactions carried out on the B3 and handles the multilateral counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3 Central Depository, financial settlement is carried out through the funds transfer system of the Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 Central Depository custody system. All deliveries against final payment are irrevocable. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through PUMA.

In order to better control volatility, B3 has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever the primary B3 index (Ibovespa) falls below 10% or 15%, respectively, compared to the previous day’s closing index. If the primary B3 index falls below than 20% compared to the previous day, the B3 may determine the suspension of trading in all markets for a defined period, at its sole discretion, and such decision must be disclosed to the market.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of January 31, 2024, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3.94 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of January 31, 2024 the ten companies with greatest representation on the IBOVESPA index of the B3 accounted for 55.6% of the total weight of all companies included in that stock index.

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

On April 27, 2022, our Board of Directors approved the issuance of 5,550,560 new common shares with no par value as a result of the exercise of options granted under the Stock Options Programs approved by our Board of Directors on March 25, 2019, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$15.20 and our capital stock following the increase sums R$58,130,517,165.22, represented by 15,750,216,851 common shares with no par value.

On April 25, 2023, our Board of Directors approved the issuance of 3,616,433 new common shares with no par value as a result of the exercise of options granted under the Stock Options Programs approved by our Board of Directors on February 14 and 15, 2023, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$13.11 and our capital stock following the increase sums R$58,177,928,601.85, represented by 15,753,833,284 common shares with no par value.

As of March 1, 2024, our capital stock was equal to R$58,177,928,601.85 divided into 15,753,833,284 issued common shares, without par value, of which 4,384,418 were treasury shares, with no further changes since December, 2023. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

Moreover, pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

o	the right to participate in our profit distributions;
o	the right to participate in our remaining assets in proportion to its equity interest in our share capital in the event of our liquidation;
o	preemptive rights to subscribe for our common shares, convertible debentures and warrants, except in certain circumstances under the Brazilian Corporation Law, as described in “—Preemptive Rights”;
o	the right to inspect and monitor our management, in accordance with the Brazilian Corporation Law; and
o	the right to exercise appraisal rights and withdraw from the Company in the cases provided under the Brazilian Corporation Law, as described in “—Appraisal Rights.”

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, shareholders, during shareholders’ meetings regularly called and convened, are generally empowered to pass resolutions relating to our corporate purpose as they may deem necessary. Shareholders’ meetings may be ordinary, such as the annual meeting, or extraordinary. Shareholders at the annual shareholders’ meeting (assembleia geral ordinária), which is required to be held within four months of the end of our fiscal year, have the exclusive power to approve our financial statements and to determine the allocation of our adjusted net income and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant annual meeting. Extraordinary shareholders’ meetings are convened to approve the remaining matters within their competency as provided by law and/or our bylaws. An extraordinary shareholders’ meeting may be held concurrently with an ordinary meeting.

A shareholders’ meeting is convened by publishing a meeting call notice no later than 21 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in a newspaper with general circulation in São Paulo, where we have our registered office. In certain circumstances, at the request of any shareholder (and as per additional regulations from CVM) and after hearing us, the CVM may (i) order, in a reasoned decision, that the meeting be postponed for up to 30 days, in case there is insufficient information for a vote to be held, which term will be counted as of the date on which complete information is delivered to shareholders; and (ii) stay call notices for up to 15 days in order to review the agenda and proposals subject to a shareholder vote at the meeting. At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters. CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution No. 81/22”), also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

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

Under our bylaws, (i) the majority of the members of our Board of Directors must be external directors (i.e. with no current employment or managerial relationship with the company) and (ii) at least two members or twenty percent (20%) of the total number of members of our Board of Directors, whichever is greater, shall be independent directors. According to our bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) have business relationships including directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder, an associated company or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse, partner or straight-line or collateral relative to the second degree of any member of management of Ambev, its controlled companies, controlling company, of management of ABI or entity under common control, (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder, an associated company or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction), (7) have voting exercise in the meetings of the Board of Directors bound by shareholder’s agreement whose purpose are matters related to Ambev or (8) founded the Company and has significant influence over it. Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the abovementioned criteria. Furthermore, Brazilian law and CVM regulations requires that at least 20% of the members of the Board of Director shall be independent directors, who are qualified as such depending on certain criterion relating to the relationship between a director, and (i) Ambev, its controlling shareholder and their management; and (ii) companies controlled, affiliated or under common control.

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

Legal Reserve

Under the Brazilian Corporation Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their adjusted net income for each fiscal year until the balance of the reserve equals up to 20% of their share capital. However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their share capital. Accumulated losses, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s share capital.

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

Tax Incentive Reserve

Under the Brazilian Corporation Law, a portion of the adjusted net income may also be allocated to a general “Tax Incentive Reserve” in amounts corresponding to reductions in a company’s income generated by tax grants for particular government-approved investments. This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects.

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

In cases where Ambev merges or is consolidated with another company, participates in a group of companies (as defined in the Brazilian Corporation Law), or is a party to a share merger, dissenting shareholders will not be entitled to exercise appraisal rights if their Ambev common shares are (1) liquid, defined as being part of B3 general index and (2) widely-held such that the controlling shareholder or companies under its control holds less than 50% of the referred common shares.

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

Preemptive Rights

Each shareholder of Ambev generally has preemptive rights to subscribe for new shares of Ambev in our capital increases (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings. A minimum 30-day period following the publication of the capital increase notice is given for the exercise of preemptive rights. However, according to the Brazilian Corporate Law, our board of directors is authorized to exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into shares and subscription warrants if the distribution of those shares is effected through sale in a stock exchange transaction, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company. Preemptive rights may be purchased and sold by shareholders. Our bylaws provide that if the Board of Directors decides to increase our share capital within the limit of the authorized capital through sales in stock exchanges, public offerings or public tender offers, no preemptive rights will apply. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our Stock Option Plan, is not subject to preemptive rights.

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

Such information must include:

•       name and qualification of the person providing the information;

•       amount, price, type, class and other characteristics of the shares or other securities transferred; and

•       form of transfer (private transaction, stock exchange transaction or otherwise).

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership to the CVM and to the Brazilian stock exchange. In addition, according to CVM Resolution No. 44, dated August 23, 2021, as amended (“CVM Resolution No. 44”), if any such shareholder or any shareholder electing members of the board of directors increases or decreases its participation in our capital stock directly or indirectly exceeding thresholds of 5% multiples (i.e. 5%, 10%, 15% etc.), this person or entity must disclose its shareholder ownership to CVM in the terms mentioned above, including the reasons for and purpose of the transaction and information on any agreement regarding the exercise of voting rights or the purchase and sale of the securities.

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

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which may be in the form of rate reduction, calculation basis reduction, financing or subsidized loans, presumed credits, effective collection, payment deferral or partial reductions of state tax payable. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, benefits may be withdrawn. Also, the State of São Paulo and others have challenged, in the Brazilian Supreme Court, state laws upon which certain of the above benefits have been granted, on the basis that they constitute tax benefits created without certain approvals required under Brazilian tax laws and regulations, which would render such state laws unconstitutional (Brazilian tax war). Accordingly, as far as the tax benefits are granted based on the state legislation, most companies apply for and use those benefits when granted. On August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate within 180 days the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, Confaz Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. That is, in view of the Supplementary Law No. 160/2017 and Confaz Interstate Agreement No. 190/2017, the compliance by the states with the remission, amnesty and/or reinstitution requirements shall be assessed, especially regarding the registration and deposit of tax benefits and their deadline of enjoyment established by the Supplementary Law. So far, most of the tax benefits programs granted to Ambev have been republished and reinstalled by the granting state. Moreover, in August 2020, the Brazilian Supreme Court issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of ICMS tax war shall be considered unconstitutional, except for the credits derived from tax benefits that have been complied with the validation process provided for in Supplementary Law No. 160 and Confaz Interstate Agreement No. 190. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits”, “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information.”

The approved Brazilian tax reform provides the currently applicable ICMS benefits will be maintained up to 2032, as long as they have been approved through a CONFAZ Agreement and have been validated according to the provisions of Supplementary Law 160/2017. Therefore, current ICMS benefits will no longer apply from 2033 onwards. The tax benefits applicable to transactions encompassing the Manaus Free Trade Zone, however, will be maintained. Nevertheless, how these benefits will be maintained is still pending regulations.

D.        Exchange Controls and other Limitations Affecting Security Holders

There are no restrictions on the ownership of the ADSs or Ambev’s preferred shares or common shares by individuals or legal entities based on location and/or nationality of the respective investor. However, the right to convert dividends and interest on shareholders’ equity payments arising from Ambev’s shares, as well as proceeds from the sale of Ambev’s shares into U.S. dollars and to remit those amounts outside Brazil is subject to exchange control constrains and foreign investment legislation. Such operations generally require that the relevant investments to be registered with the Brazilian Central Bank and foreign investors are registered with the CVM and/or the Brazilian Central Bank, as applicable.

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev’s ADS program, or “Custodian”, or holders who have exchanged Ambev’s ADSs for Ambev’s shares, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev’s securities traded in Brazil could be adversely affected by delays or difficulties to meet any regulatory requirement for conversions of payments in reais and remittances abroad.

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, (i) as a foreign direct investment under BCB Resolution 278 (SCE-IED); or (ii) as a portfolio investment under CMN Resolution No. 4,373, and CVM Resolution No. 13, dated November 18, 2020 (RDE-Portfolio). Foreign investors, regardless of whether their investments are made as direct investments or portfolio investments, must be enrolled with the Brazilian Federal Revenue.

Foreign direct investors under BCB Resolution 278 registered with the SCE-IED may directly hold and sell securities in both private and open market transactions, but these investors are likely to be subject to a different tax treatment on gains, apart from being subject to taxation on the execution of foreign exchange transactions.

On the other hand, RDE-Portfolio is the usual registration for foreign investments in the capital markets. Under the RDE-Portfolio, foreign investors make investments in local currency with funds held in their brokerage accounts. With certain exceptions, CMN Resolution 4,373 allows investors to carry out various type of transactions in the Brazilian capital markets involving a security traded on a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of investments made under such regulation to other non-Brazilian holders through private transactions. Investments and remittances outside Brazil for gains, dividends, profits or other payments under Ambev’s securities are made through the foreign exchange market.

In addition, any foreign investor must also be registered with the Receita Federal do Brasil (Brazilian Federal Revenue Service), or the RFB, pursuant to RFB Normative Instruction No. 1,548 of February 13, 2015, and RFB Normative Instruction No. 1,863 of December 28, 2018.

In order to be accredited to invest under the RDE-Portfolio, foreign investor must:

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

If a holder of ADSs decides to exchange such ADSs for the underlying Ambev’s shares, the holder will be entitled to (i) immediately sell the shares in the stock exchange and rely on the Depositary’s electronic registration to obtain and remit U.S. dollars abroad; (ii) convert its investment into a foreign RDE-Portfolio investment under CMN Resolution 4,373, or (iii) convert its investment into a SCE-IED investment under BCB Resolution 278. If a holder of ADSs wishes to convert its investment into either a RDE-Portfolio investment under CMN Resolution 4,373 or a SCE-IED investment under BCB Resolution 278, it should begin the process of obtaining its own foreign investor registration with the Brazilian Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for Ambev’s shares.

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

E.        Taxation

The following summary contains a description of the material Brazilian and U.S. federal income tax considerations of the acquisition, ownership and disposition of our common shares or ADSs. This discussion is not a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase, hold or dispose of our common shares or ADSs and is not applicable to all categories of investors, some of which may be subject to special rules. Each prospective purchaser is urged to consult its tax advisor about the particular Brazilian and U.S. tax considerations to them of an investment in our common shares or ADSs.

The summary is based upon tax laws of Brazil and the United States, the regulations thereunder and other applicable authorities, as in effect on the date hereof, which are subject to change (possibly with retroactive effect). There is currently no income tax treaty between Brazil and the United States. No assurance can be given as to whether or when a treaty will enter into force or of how it would affect holders of our common shares or ADSs. This summary is also based on representations of the depositary and on the assumption that each obligation in the Deposit Agreement relating to our ADSs and the related documents will be performed in accordance with its terms.

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

On June 14, 2023, the Brazilian government issued Law No. 14,596, which introduces changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the Organization of Economic Co-operation and Development (“OECD”).

In essence, Law No. 14,596/23 (i) is a result of an adaptation effort to conform the current transfer pricing rules to the OECD model which forsakes fixed criteria in favor of adopting the principle that transactions should be valued as if they had been carried out between unrelated parties, each acting in his own best interest. (“The Arm’s Length Principle”); and (ii) brough forth express guidance in relation to some specific transactions.

Specifically in relation to the concept of Privileged Tax Regime, further detailed, Law No. 14,596/23 has a minimum threshold tax rate of 17%, a change from the minimum rate of 20% foreseen in the current rules.

Law No. 14,596/23 started producing effects as of January 2024, except for taxpayers who have chosen to anticipate its effects to January 2023, as regulated by Normative Ruling No. 2,161, dated September 28, 2023. Normative Ruling No. 2,161/23 also regulated the general aspects of Law No. 14,596/23, as well as gave more details on the provision of law value-added intragroup services. Regulation on other specific sections of Law No. 14,596/23 (i.e., financial transactions, intangibles, royalties etc.) will possibly be issued by RFB soon and we expect royalty rates applicable to our current license agreements to increase..

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

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the rules of CMN Resolution No. 4,373, or a 4,373 Holder, and (2) is not resident or domiciled in a Low or Nil Taxation Jurisdiction, as defined below (it is controversial whether the exemption also applies to transactions carried out on the organized over-the-counter market); or
•	in all other cases, subject to income tax at a rate of up to 25%, depending on the type of investor and its location.

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

Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes

According to Law No 9,430/96, as amended, a Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17%, as amended by Law No. 14,596/23, or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment or the ultimate beneficiary of earnings attributed to non-residents. It is important to highlight that, the Normative Ruling No. 1,037, of June 4, 2010 which identifies the countries considered to be Low or Nil Tax Jurisdictions and the locations considered as Privileged Tax Regimes, has not been amended to reflect the 17% rate currently provided for by Law No. 9,430/96.

On June 24, 2008, and with effect as of January 1, 2009, Law No. 11,727/2008 created the concept of Privileged Tax Regime, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law No. 11,727/08, a jurisdiction will be considered a Privileged Tax Regime if it: (1) does not tax income or taxes it at a maximum rate lower than 17%, as amended by Law No. 14,596/23, provided that the requirements set forth in Normative Ruling No. 1,530 and Ordinance No. 488 are met; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) does not tax or tax proceeds generated abroad at a maximum rate lower than 17%, as amended by Law No. 14,596/23, as applicable provided that the requirements set forth in Normative Ruling No. 1,530 are met; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

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

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or Non-Brazilian Residents, including holders of ADSs, are subject to Brazilian WHT at the rate of 15% or 25% if the Non-Brazilian Resident is domiciled in a Low or Nil Taxation Jurisdictions, as defined above, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder. As explained in “—Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes,” the Brazilian Government reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a Low or Nil Taxation Jurisdiction, as long as the country complies with international tax transparency standards.

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

On December 29, 2023, Law 14,789/23 was sanctioned , to be effective as from January 1, 2024, onwards. The law provided relevant changes in the federal taxation, including changes on the deductibility of Interest on Shareholders’ Equity payout, limiting the Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC (for example, the Tax Incentives Reserve was excluded from the list of eligible Net Equity accounts).

Income Taxation on Tax Incentives

Also, in accordance with Law No. 14,789/23, and apart from specific federal tax incentives for the development of the North and Northeast regions (SUDAM and SUDENE benefits), all other federal, state and municipal tax incentives as from January 1, 2024, will be subject to Corporate Income Tax (IRPJ and CSLL) and also Social Contributions (PIS and COFINS) taxation. A Corporate Income Tax (IRPJ) restricted tax credit may be granted to partially offset the federal taxation impacts, provided certain conditions are met and an authorization by the tax authorities is issued.

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian Decree No. 6,306/2007 imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency (e.g., for purposes of remitting funds outside Brazil or making investments into Brazil), and on the conversion of foreign currency into reais. As from October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

o   inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by foreign investors (including a Non-Brazilian Holder, as applicable) which register their investment under Resolution No. 4,373, zero;

o   outflow related to the return of the investment mentioned under the first bulleted item above, zero; and

o   outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above, zero.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. Holder (as defined below) who holds our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “Service”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect).

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

o   banks, insurance companies and other financial institutions;

o   tax-exempt entities;

o   real estate investment trusts;

o   regulated investment companies;

o   dealers or traders in securities;

o   certain former citizens or residents of the United States;

o   persons that elect to mark their securities to market;

o   persons holding our common shares or ADSs as part of a “straddle,” conversion or other integrated transaction;

o   persons that have a functional currency other than the U.S. dollar; and

o   persons that actually or constructively own 10% or more of our equity (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (ii) the trust has a valid election in effect under the applicable Regulations to be treated as a U.S. person.

If a partnership (or an entity or arrangement treated as a partnership for U.S. federal income tax purposes) owns or disposes of our common shares or ADSs, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. A partner in a partnership owning or disposing of our common shares or ADSs should consult its tax advisor regarding the U.S. federal income tax considerations to it of acquiring, owning or disposing of our common shares or ADSs.

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

Distributions

Subject to the discussion below under “—Passive Foreign Investment Company Rules,” the gross amount of distributions (including amounts withheld to pay Brazilian withholding taxes, if any) on our common shares or ADSs to a U.S. Holder out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, will generally be includible in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by such holder. Distributions in excess of our current or accumulated earnings and profits will generally be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in their common shares or ADSs and thereafter generally treated as capital gain. Because we do not intend to determine our earnings and profits on the basis of U.S. federal income tax principles, any distribution paid by us on our common shares or ADSs will generally be treated as dividend income for U.S. federal income tax purposes. Dividends received on our common shares or ADSs will not be eligible for the dividends received deduction allowed to corporations under the Code.

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

For U.S. foreign tax credit purposes, dividends will generally be treated as income from foreign sources and will generally constitute passive category income. Depending on a U.S. Holder’s particular circumstances, such holder may be eligible, subject to a number of complex limitations, to claim a foreign tax credit in respect of any foreign taxes imposed on dividends received on our common shares or ADSs. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder may be able to claim a deduction, for U.S. federal income tax purposes, for such foreign tax, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits and deductions are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credit or deductions under their particular circumstances.

Sale or Other Taxable Disposition

Subject to discussion below under “—Passive Foreign Investment Company Rules,” a U.S. Holder will generally recognize capital gain or loss upon the sale or other taxable disposition of our common shares or ADSs in an amount equal to the difference, if any, between the amount realized upon the disposition and such holder’s adjusted tax basis in such common shares or ADSs. For these purposes, if foreign tax is imposed on the sale or other taxable disposition of our common shares or ADSs, the amount realized will include the gross amount of the proceeds of that sale or other taxable disposition before deduction of such foreign tax. Any capital gain or loss will be long-term if the U.S. Holder’s holding period in the common shares or ADSs exceeds one year at the time of disposition. Long-term capital gains of non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations under the Code.

Any gain or loss recognized by U.S. Holders will generally be treated as U.S.-source gain or loss for foreign tax credit purposes. Consequently, U.S. Holders may not be able to use the foreign tax credit arising from any foreign tax imposed on the disposition of our common shares or ADSs unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources. If a U.S. Holder does not elect to claim a foreign tax credit for foreign tax withheld, such holder may be able to claim a deduction, for U.S. federal income tax purposes, for the foreign tax imposed, but only for a year in which such holder elects to do so for all creditable foreign income taxes. The rules governing foreign tax credits and deductions are complex. U.S. Holders should consult their tax advisors regarding the availability of foreign tax credits or deductions under their particular circumstances.

Passive Foreign Investment Company Rules

A non-U.S. corporation, such as us, will be classified as a PFIC for U.S. federal income tax purposes for any taxable year, if either (i) 75% or more of its gross income for such year consists of certain types of “passive” income or (ii) 50% or more of the value of its assets (generally determined on the basis of a quarterly average) during such year produce or are held for the production of passive income. Passive income generally includes dividends, interest, royalties, rents, annuities, net gains from the sale or exchange of property producing such income and net foreign currency gains. For this purpose, cash is generally categorized as a passive asset and the company’s unbooked intangibles associated with active business activity are considered as a non-passive asset. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs, such holder will be subject to special tax rules, regardless of whether we continue to be treated as a PFIC, with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our common shares or ADSs, unless such holder makes a certain election as discussed below. Any distribution made to a U.S. Holder in a taxable year that is greater than 125% of the average annual distributions made to such holder during the shorter of the three preceding taxable years or such holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

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

Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2023 and we do not expect to be classified as a PFIC in foreseeable future taxable years. Nevertheless, because the determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year, there can be no assurance that we will not be a PFIC for the current taxable year, or any past or future taxable years. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for the current taxable year and future taxable years.

If we are classified as a PFIC, certain elections may be available to mitigate the adverse U.S. federal income tax considerations of owning stock in a PFIC. In particular, a U.S. Holder may elect mark-to-market treatment for its common shares or ADSs, provided those common shares or ADSs constitute “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Regulations. Our ADSs are listed on the NYSE, which is a qualified exchange for these purposes. We anticipate that the ADSs should qualify as being regularly traded, but no assurance may be given in this regard. A mark-to-market election is not available with respect to our common shares, however, because our common shares are not marketable stock.

If we are classified as a PFIC, a U.S. Holder must generally file an annual form with the Service. U.S. Holders should consult their tax advisors concerning the U.S. federal income tax considerations of owning and disposing of our common shares or ADSs if we are or become a PFIC, including the availability and advisability of making certain elections and the annual PFIC filing requirements, if any.

Foreign Asset Reporting

Individual and certain other noncorporate U.S. Holders may be required to submit to the Service certain information with respect to their beneficial ownership of the common shares or ADSs. A U.S. Holder may also be subject to penalties if such holder is required to submit such information to the Service and fails to do so. U.S. Holders should consult their tax advisors regarding any foreign asset reporting requirements.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS TAX ADVISOR AS TO THE PARTICULAR TAX CONSIDERATIONS OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES OR ADSs, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX LAWS AND OF ANY PROPOSED CHANGES IN APPLICABLE LAW.

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

These instruments are accounted for based on their characteristics. See Note 28 to our audited consolidated financial statements for a discussion of the accounting policies and information on derivative financial instruments.

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

As of December 31, 2023, our derivative activities consisted of sugar, wheat, aluminum, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2023. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2023
Derivatives Instruments	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	280.3	83.4	-	-	-	-	363.6	-1.3
Average Price (R$/ton)	2,145.7	2,468.2	-	-	-	-	2,219.6
Wheat Derivatives:
Notional Amount	200.9	-	-	-	-	-	200.9	8.3
Average Price (R$/ton)	1,072.9	-	-	-	-	-	1,072.9
Aluminum Derivatives:
Notional Amount	2,610.9	-	-	-	-	-	2,610.9	49.4
Average Price (R$/ton)	10,810.8	-	-	-	-	-	10,736.4
Corn Derivatives:
Notional Amount	488.1	-	-	-	-	-	488.1	-15.0
Average Price (R$/ton)	81.7	-	-	-	-	-	81.7
Resin Derivatives:
Notional Amount	355.2	-	-	-	-	-	355.2	-61.8
Average Price (R$/ton)	5,879.5	-	-	-	-	-	5,879.5

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2023. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2023
Debt Instrument	2024	2025	2026	2027	2028	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Other Latin America Currency Fixed Rate	124.6	144.8	38.9	36.1	61.2	-	405.6
Average Pay Rate	11.5%	11.5%	11.5%	11.5%	11.5%	-
US$ Fixed Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
US$ Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
CAD Fixed Rate	130.1	125.6	101.0	93.5	30.1	-	480.3
Average Pay Rate	5.6%	5.6%	5.6%	5.6%	5.6%	0.0%
CAD Floating Rate	-	-	-	-	-	-	-
Average Pay Rate	-	-	-	-	-	-	-
Reais Denominated Debt Floating Rate – TR & TJLP:	-	-	-	-	-	-	-
Notional Amount	13.4	14.7	16.1	17.6	19.2	44.1	125.1
Average Pay Rate	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%
Reais Debt - ICMS Fixed Rate:	-	-	-	-	-	-	-
Notional Amount	136.3	151.5	114.8	4.1	(0.4)	9.3	415.7
Average Pay Rate	4.0%	4.0%	4.0%	4.0%	4.0%	4.0%
Reais Debt - Fixed Rate (Leasings):	-	-	-	-	-	-	-
Notional Amount	892.5	469.5	290.8	203.0	96.4	121.1	2,073.3
Average Pay Rate	11.2%	11.2%	11.2%	11.2%	11.2%	11.2%
Reais Debt - Fixed Rate (BNDES & Finep):	-	-	-	-	-	-	-
Notional Amount	1.2	-	-	-	-	-	1.2
Average Pay Rate	3.7%	-	-	-	-	-
Total Debt	1,298.1	906.1	561.6	354.4	206.6	174.5	3,501.1

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2023	2022	2021
4th Quarter	6.55	7.20	5.32
3rd Quarter	7.00	7.01	4.88
2nd Quarter	7.28	6.82	4.61
1st Quarter	7.37	6.08	4.39

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2021, until December 31, 2023, the U.S. dollar depreciated 6.8% against the real, and, as of December 31, 2023, the selling rate for purchasing U.S. dollars was R$4.84 per US$1.00. In 2021 and 2022, the U.S. dollar appreciated 7.4% and depreciated 6.5%, respectively, and in 2023 it further depreciated 7.2% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities at December 31, 2023, included debt of R$ 885.9 million.

As of December 31, 2023, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2023. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2023
Derivatives Instruments(1)	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	1,184.7	-	-	-	-	-	1,184.7	1.7
Average Unit Price	5.1	-	-	-	-	-	5.1
NDF C$ x US$:		-	-	-	-	-
Notional Amount	1,427.9	-	-	-	-	-	1,427.9	-20.2
Average Unit Price	4.9	-	-	-	-	-	4.9	-
NDF C$ x EUR:		-	-	-	-	-
Notional Amount	37.4	-	-	-	-	-	37.4	-0.1
Average Unit Price	5.4	-	-	-	-	-	5.4	-
NDF ARS x US$:		-	-	-	-	-
Notional Amount	-	-	-	-	-	-	-	-
Average Unit Price	-	-	-	-	-	-	-	-
NDF CLP x US$:		-	-	-	-	-
Notional Amount	602.2	-	-	-	-	-	602.2	17.8
Average Unit Price	4.7	-	-	-	-	-	4.7	-
NDF UYU x US$:		-	-	-	-	-
Notional Amount	184.0	-	-	-	-	-	184.0	-4.0
Average Unit Price	5.1	-	-	-	-	-	5.1	-
NDF BOB x US$:		-	-	-	-	-
Notional Amount	233.2	-	-	-	-	-	233.2	-27.8
Average Unit Price	5.4	-	-	-	-	-	5.4	-
NDF PYG x US$:		-	-	-	-	-
Notional Amount	776.8	-	-	-	-	-	776.8	-40.1
Average Unit Price	5.1	-	-	-	-	-	5.1	-
NDF MXN x US$:		-	-	-	-	-
Notional Amount	110.6	-	-	-	-	-	110.6	15.9
Average Unit Price	0.2	-	-	-	-	-	0.2	-

NDF US$ x R$:		-	-	-	-	-
Notional Amount	8,402.9	509.5	-	-	-	-	8,912.5	-305.6
Average Unit Price	5.1	5.1	-	-	-	-	5.1	-

(1)	Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.        Debt Securities

Not Applicable.

B.        Warrants and Rights

Not Applicable.

C.        Other Securities

Not Applicable.

D.        American Depositary Shares

The Bank of New York Mellon, or the Depositary, is the depositary of the Ambev shares in accordance with the Deposit Agreement, dated July 9, 2013, as amended on December 23, 2023 entered into among Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs of Ambev, or the Depositary Agreement. A copy of this Depositary Agreement is filed as an exhibit to this annual report on Form 20−F.

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

The Depositary has made payments to us in the amount of US$ 1,168,055.43 during 2023. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

ITEM 15.	CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2023, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2023, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2023, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2023, the Company’s internal control over financial reporting is effective.

C.        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2023, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent registered public accounting firm. Their integrated report, is included in our audited consolidated financial statements included in this Form 20-F.

D.        Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have started the implementation of a new version of our main enterprise resource planning (ERP) System -the S4 Hana a SAP platform—in our Brazilian operations and updated certain financial processes impacting our internal control over financial reporting to align with the upgraded system functionality. Except for the foregoing, there have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

159

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

Auditor Fees

PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, acted as our independent auditor for the fiscal years ended December 31, 2023 and 2022. The table below sets forth the total amount we were billed by PwC in 2023 and 2022 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2023	Year Ended December 31, 2022
	(in R$ thousand)
Audit fees	12,862	12,136
Audit-related fees	2,451	2,275
Tax fees	-	-
All other fees	231	128
Total	15,544	14,539

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

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of and for the years ended December 31, 2023 and 2022 have been audited by PricewaterhouseCoopers Auditores Independentes Ltda., São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes Ltda. is located at Avenida Brigadeiro Faria Lima, 3732, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB) and its registration numbers are SP 2SP0001/O-5 and 1351, respectively.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
March-2024	0	0.00	Not Specified	Not Specified
February-2024	0	0.00	Not Specified	Not Specified
January-2024	0	0.00	Not Specified	Not Specified
December-2023	41,481	13.74	Not Specified	Not Specified
November-2023	0	0.00	Not Specified	Not Specified
October-2023	0	0.00	Not Specified	Not Specified
September-2023	0	0.00	Not Specified	Not Specified
August-2023	0	0.00	Not Specified	Not Specified
July-2023	0	0.00	Not Specified	Not Specified
June-2023	780,900	15.27	Not Specified	Not Specified
May-2023	482,575	14.66	Not Specified	Not Specified
April-2023	0	0.00	Not Specified	Not Specified
March-2023	65,001	13.47	Not Specified	Not Specified
February-2023	0	0.00	Not Specified	Not Specified
January-2023	0	0.00	Not Specified	Not Specified
December-2022	7,526	14.52	Not Specified	Not Specified
November-2022	0	0.00	Not Specified	Not Specified
October-2022	0	0.00	Not Specified	Not Specified
September-2022	40,000	15.48	Not Specified	Not Specified
August-2022	0	0.00	Not Specified	Not Specified
July-2022	0	0.00	Not Specified	Not Specified
June-2022	0	0.00	Not Specified	Not Specified
May-2022	39,700	13.73	Not Specified	Not Specified
April-2022	10,395	15.07	Not Specified	Not Specified
March-2022	0	0.00	Not Specified	Not Specified
February-2022	516,590	14.84	Not Specified	Not Specified
January-2022	8,309	15.01	Not Specified	Not Specified
December-2021	0	0.00	Not Specified	Not Specified
November-2021	1,812,181	16.72	Not Specified	Not Specified
October-2021	84,982	16.81	Not Specified	Not Specified
September-2021	5,480	15.30	Not Specified	Not Specified
August-2021	0	0.00	Not Specified	Not Specified
July-2021	0	0.00	Not Specified	Not Specified
June-2021	1,673,389	19.32	Not Specified	Not Specified
May-2021	384,904	16.96	Not Specified	Not Specified
April-2021	5,474	15.62	Not Specified	Not Specified

March-2021	2,515,780	15.47	Not Specified	Not Specified
February-2021	0	0.00	Not Specified	Not Specified
January-2021	6,981	16.02	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

167

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between the United States and Brazilian Corporate Governance Practices.”

168

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

169

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

170

ITEM 16J.	INSIDER TRADING POLICIES

Not applicable.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. We invest in cybersecurity defense solutions, including (but not limited to) prevention, detection and response tools and processes. We also have a dedicated local security operations center team, including specially trained personnel (the “Security Operations Team”) led by our Technology Operations Director, that is responsible for front-line cybersecurity risk detection and management with the assistance of our critical infrastructure management team. Our local Security Operations Team is supported by a global security operations team, which operates 24 hours a day, seven days a week covering 100% of our footprint via automated tools, alerts, relevant security log review across tools, using analytics to correlate logs across all different tools, and it engages in ongoing monitoring and testing of our systems and defenses with respect to cybersecurity threats.

We engage independent third parties on an as-needed basis to assess our cybersecurity capabilities. The results of these assessments are shared with the Board of Directors, including the Fiscal Council. We also perform periodic penetration testing and drills at least annually.

We provide cybersecurity awareness trainings to our employees which are designed to provide guidance for identifying and reporting cybersecurity risks and promote familiarity with our cybersecurity policies, and we require employees in certain roles to complete additional role-based, specialized cybersecurity trainings. We also leverage internal communications to promote awareness and conduct phishing exercises and provide training to employees.

We have adopted and implemented an incident response plan, which provides a structured approach for managing, escalating and remediating cybersecurity incidents, as further described below under “Cybersecurity Governance.” We also have a business continuity plan in place that covers critical infrastructure. We also have in place a local information security policy and supporting policies and standards covering key risk domains such as asset management, asset control, network security, incident management, third-party risk management and internet and technology use. We review these plans annually and updates them as needed.

Cybersecurity is also an important part of our Third-Party Risk Management Program. Through this program, we seeks to identify, assess and manage risks, including cybersecurity risks, associated with our external service providers. We take a risk-based approach to conducting due diligence in the vendor onboarding process, and we seek to leverage the use of contractual terms to further mitigate risk. We also assess aspects of our vendors’ cybersecurity posture in certain circumstances.

To date, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us or our business strategy, results of operations or financial condition. See “Risk Factors- Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of sensitive customer and business information, could disrupt our operations.”

Cybersecurity Governance

Our management plays an active role in assessing and managing material risks from cybersecurity threats. Our Technology Operations Director and our Information Technology Vice-President Officer lead efforts to identify, analyze and manage cybersecurity threats and incidents, leveraging their experience and qualifications. Our Technology Operations Director has over 13 years’ experience in cybersecurity. Before joining Ambev, he worked as Head of Cybersecurity for one of the biggest health care companies in the world. He holds a bachelor degree in Information Security, Master of Business Administration degrees in cybersecurity and business management, CISSP, CCISO and CISM certifications and completed an extension course in Information Security at the Massachusetts Institute of Technology. Our Information Technology Vice-President Officer has almost 20 years’ experience in cybersecurity in private sector. Before joining Ambev, he served as Technology, Solutions Architecture and Customer Solutions Director at a Global Tech Company s and was also part of the Enterprise Architecture department at an automobile company in Belgium. He also holds a degree in computer science from Universidade de Campinas – UNICAMP and a degree in Innovation and Entrepreneurship from the Vlerick Leuven-Gent Management School. For further information on our Information Technology Vice-President Officer, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Officers.”

The Technology Operations Director and the Information Technology Vice-President Officer are supported by a team of professionals, including both legal experts and technical professionals who are well-versed in the detection, assessment and mitigation of cybersecurity incidents and events and whose job function is dedicated, in whole or in part, to cybersecurity risk management.

We have also established a cross-functional Privacy and Cybersecurity Committee, led by our Legal & Compliance Vice-President Officer, to coordinate and align effective cybersecurity governance, assessment and reporting. The Privacy and Cybersecurity Committee includes the Directors of Technology, Cybersecurity, Compliance, Litigation, and other internal technical and legal experts. The Privacy and Cybersecurity Committees assesses information on certain cybersecurity incidents including, among other things, to assist in making determinations of potential materiality and disclosure for reporting purposes.

Our Board of Directors, together with the Fiscal Council, oversees the Company’s internal control and overall risk management system. Without prejudice to the responsibilities of the board as a whole and as part of its oversight of the Company’s risk management system, the Fiscal Council and the Governance Committee oversee cybersecurity risk management, review the process by which management assesses, manages and mitigates the company’s exposure to cybersecurity risks. The Technology Operations Director and the Information Technology Vice-President Officer report periodically to members of the Fiscal Council and the Governance Committee. The Privacy and Cybersecurity Committee also provides briefings and updates on its work to the Governance Committee. In addition, the Governance Committee report annually to the Board of Directors on cybersecurity.

173

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

175

ITEM 19.	EXHIBITS
1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on May 1, 2023). https://www.sec.gov/Archives/edgar/data/1565025/000129281423001979/abev20230429_6k1.htm
2.1	Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex41.htm
2.2	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International B.V., AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex92.htm
3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016). https://www.sec.gov/Archives/edgar/data/1140467/000119312516498533/d12366dex99236.htm
3.3	Amended and Restated Shareholders’ Agreement, dated April 27, 2023, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by AB InBev on May 2, 2023). https://www.sec.gov/Archives/edgar/data/1301486/000119312523132497/d142585dex22.htm
3.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016). https://www.sec.gov/Archives/edgar/data/1301486/000119312516757125/d276200dex9924.htm
8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013 and amended on May 16, 2017 and on December 20, 2020 (English-language translation). (incorporated by reference to the report on Form 6-K furnished by Ambev on December 22, 2020). https://sec.report/Document/0001292814-20-004846/ambevsa20201221_6k1.htm
11.2	Manual on Disclosure and Use of Information and Securities Trading Policies for Ambev S.A., dated March 1, 2013 and amended on August 27, 2014, on March 28, 2016, on May 15, 2019 and on October 13 and 14, 2021 (English-language translation). https://sec.report/Document/0001292814-21-004013/ambevsa20211020_6k1.htm
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Ambev S.A. Clawback Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation, effective as of December 1st, 2023. 101.INS Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

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

Date: March 11, 2024.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ambev S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ambev S.A. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated income statements, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023 based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Tax Contingencies and Uncertain Tax Treatments

As described in Note 27 to the consolidated financial statements, the Company has disclosed contingencies and uncertain tax treatments related to tax litigations of R$ 30,257.2 million and R$ 63,621 million, respectively, as of December 31, 2023. The Company discloses contingencies and uncertain tax treatments related to tax litigations in the consolidated financial statements when (i) the likelihood of loss of these lawsuits are classified as possible by management and (ii) in case of income taxes pending litigations, management determines that it is probable that taxation authorities will accept the uncertain tax treatment, and for which there are no provisions.

The principal considerations for our determination that performing procedures relating to tax contingencies and uncertain tax treatments are a critical audit matter are (i) the significant judgment by management when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made and (ii) a high degree of auditor judgment, effort and subjectivity, including the use of professionals with specialized skill and knowledge, in perfoming procedures and evaluating audit evidence related to management's assessment of the losses associated with tax contingencies and uncertain tax treatments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management's evaluation of tax contingencies and uncertain tax treatments, as well as financial statement disclosures. These procedures also included, among others, (i) obtaining and evaluating the letters of audit inquiry with external legal counsel, (ii) evaluating the reasonableness of management's assessment regarding tax contingencies and uncertain tax treatments outcomes, and (iii) evaluating the sufficiency of the Company's disclosures in the financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company's assessment regarding tax contingencies and uncertain tax treatments outcomes.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

March 11, 2024

We have served as the Company's auditor since 2019.

AMBEV S.A.

SUMMARY

AMBEV S.A.

CONSOLIDATED INCOME STATEMENTS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2023	2022	2021

Net sales	6	79,736.9	79,708.8	72,854.3
Cost of sales	10	(39,291.6)	(40,422.1)	(35,659.7)
Gross profit		40,445.3	39,286.7	37,194.6

Distribution expenses		(10,750.6)	(11,395.3)	(9,932.7)
Commercial expenses		(7,412.5)	(7,337.4)	(7,035.5)
Administrative expenses		(5,273.7)	(5,236.8)	(4,877.4)
Other operating income/(expenses)	7	2,028.9	2,513.9	2,124.1
Exceptional items	8	(206.4)	(143.3)	(392.8)
Income from operations		18,831.0	17,687.8	17,080.3

Finance expenses	11	(6,280.1)	(7,892.2)	(5,427.8)
Finance income	11	2,670.3	4,469.1	2,222.4
Net finance result		(3,609.8)	(3,423.1)	(3,205.4)

Share of results of joint ventures		(185.3)	(29.1)	(115.7)
Income before income tax		15,035.9	14,235.6	13,759.2

Income tax expense	13	(75.5)	655.6	(636.6)
Net income		14,960.4	14,891.2	13,122.6

Attributable to:
Equity holders of Ambev		14,501.9	14,457.9	12,671.0
Non-controlling interest		458.5	433.3	451.6

Basic earnings per share – common – R$	12	0.9211	0.9184	0.8052
Diluted earnings per share – common – R$	12	0.9156	0.9123	0.7991

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	2023	2022	2021

Net income	14,960.4	14,891.2	13,122.6

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedge – put option granted on subsidiaries	302.6	203.8	193.6
Gains/losses on translation of other foreign operations	(9,637.0)	(7,067.0)	2,364.4
Gains/losses on translation of foreign operations	(9,334.4)	(6,863.2)	2,558.0

Cash flow hedge – gains/(losses)
Recognized in Equity (Hedge reserve)	(364.7)	38.0	2,311.2
Reclassified from Equity (Hedge reserve) and included in profit or loss	152.6	(356.7)	(1,829.9)
Total cash flow hedge	(212.1)	(318.7)	481.3

Items that will not be reclassified to profit or loss:
Recognition of actuarial gains/(losses)	(12.5)	470.7	340.0

Other comprehensive (loss)/income	(9,559.0)	(6,711.2)	3,379.3

Total comprehensive (loss)/income	5,401.4	8,180.0	16,501.9

Attributable to:
Equity holders of Ambev	5,065.5	7,835.5	15,943.3
Non-controlling interest	335.9	344.5	558.6

The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 13- Income tax and social contribution.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Assets	Note	2023	2022

Property, plant and equipment	14	26,630.2	30,055.7
Goodwill	15	38,003.6	40,594.0
Intangible	17	10,041.7	9,222.2
Investments in joint ventures		289.1	331.9
Investment securities	21.2	242.2	219.1
Deferred tax assets	13.2	7,969.6	6,438.8
Employee benefits	24	57.3	56.6
Derivative financial instruments	28	1.7	1.5
Recoverable taxes	18	11,325.1	11,316.3
Other assets		1,520.7	1,905.2
Non-current assets		96,081.2	100,141.3

Investment securities	21.2	277.2	454.5
Inventories	19	9,619.0	12,923.0
Trade receivables	20	5,741.5	5,349.1
Derivative financial instruments	28	378.0	272.3
Recoverable taxes	18	3,435.7	2,853.5
Other assets		1,052.7	1,037.9
Cash and cash equivalents	21.1	16,059.0	14,926.4
Current assets		36,563.1	37,816.7

Total assets		132,644.3	137,958.0

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	2023	2022

Equity	22
Issued capital		58,177.9	58,130.5
Reserves		98,669.4	92,246.6
Carrying value adjustments		(77,878.0)	(68,421.5)
Equity attributable to the equity holders of Ambev		78,969.3	81,955.6
Non-controlling interests		1,174.5	1,372.2
Total Equity		80,143.8	83,327.8

Interest-bearing loans and borrowings	23	2,203.0	2,788.1
Employee benefits	24	2,011.8	2,161.1
Derivative financial instruments	28	11.7	-
Deferred tax assets	13.2	3,318.4	3,725.7
Income tax and social contribution payable		1,487.1	1,598.7
Taxes and contributions payable		513.3	671.0
Trade payables	26	307.3	509.4
Provisions	27	559.6	739.0
Put option granted on subsidiaries and other liabilities		1,083.2	1,896.8
Non-current liabilities		11,495.4	14,089.8

Bank overdrafts	21.1	-	74.3
Interest-bearing loans and borrowings	23	1,298.1	982.6
Wages and salaries		2,128.7	2,335.8
Dividends and interest on shareholders’ equity payable		1,526.2	1,464.8
Derivative financial instruments	28	751.4	729.4
Income tax and social contribution payable		1,340.5	1,118.6
Taxes and contributions payable		6,236.6	5,812.9
Trade payables	26	23,195.1	24,328.5
Provisions	27	418.4	180.7
Put option granted on subsidiaries and other liabilities		4,110.1	3,512.8
Current liabilities		41,005.1	40,540.4

Total liabilities		52,500.5	54,630.2

Total equity and liabilities		132,644.3	137,958.0

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

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Attributable to equity holders of Ambev
	Capital	Capital reserves	Net income reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interests	Total equity
At January 1, 2023	58,130.5	55,339.7	36,906.9	-	(68,421.5)	81,955.6	1,372.2	83,327.8

Net Income	-	-	-	14,501.9	-	14,501.9	458.5	14,960.4

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(9,212.4)	(9,212.4)	(122.0)	(9,334.4)
Cash flow hedges	-	-	-	-	(210.8)	(210.8)	(1.3)	(212.1)
Actuarial gains/(losses)	-	-	-	-	(13.2)	(13.2)	0.7	(12.5)
Total comprehensive income	-	-	-	14,501.9	(9,436.4)	5,065.5	335.9	5,401.4
Capital increase (Note 22)	47.4	(32.9)	-	-	-	14.5	-	14.5
Effect of application of IAS 29 (hyperinflation)	-	-	-	3,269.4	-	3,269.4	8.5	3,277.9
Options granted on subsidiaries	-	-	-	-	6.7	6.7	-	6.7
Gains/(losses) of controlling interest	-	-	-	-	(2.6)	(2.6)	-	(2.6)
Tax on deemed dividends	-	-	-	-	(12.4)	(12.4)	-	(12.4)
Dividends paid	-	-	-	-	-	-	(543.9)	(543.9)
Interest on shareholder´s equity	-	-	-	(11,500.2)	-	(11,500.2)	-	(11,500.2)
Purchases of shares, results from treasury shares and share-based payments	-	172.8	-	-	-	172.8	1.8	174.6
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (Note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentive reserve	-	-	2,552.7	(2,552.7)	-	-	-	-
Investments reserve	-	-	3,730.2	(3,730.2)	-	-	-	-
At December 31, 2023	58,177.9	55,479.6	43,189.8	-	(77,878.0)	78,969.3	1,174.5	80,143.8

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2023	2022	2021

Net income		14,960.4	14,891.2	13,122.6
Depreciation, amortization and impairment		6,417.9	5,956.3	5,396.7
Impairment losses on receivables and inventory		358.4	351.8	200.8
Additions/(reversals) in provisions and employee benefits		233.8	232.7	244.6
Net finance costs	11	3,609.8	3,423.1	3,205.4
Losses/(gains) on sale of property, plant and equipment and intangible assets		(86.4)	(88.8)	(142.8)
Share-based payment expenses	25	331.6	313.9	387.6
Income tax expense	13	75.5	(655.6)	636.6
Share of result of joint ventures		185.3	29.1	115.7
Hedge operations results		(37.9)	(466.6)	(1,852.2)
Other non-cash items included in profit		(9.0)	(17.4)	-
Cash flow from operating activities before changes in working capital and use of provisions		26,039.4	23,969.7	21,315.0

(Increase)/decrease in trade and other receivables		(1,373.9)	(322.5)	341.4
(Increase)/decrease in inventories		1,300.9	(3,088.0)	(3,499.5)
Increase/(decrease) in trade and other payables		(223.1)	726.6	6,157.5
Cash generated from operations		25,743.3	21,285.8	24,314.4

Interest paid		(666.1)	(826.3)	(498.2)
Interest received		1,248.3	1,095.0	377.1
Dividends received		12.9	6.6	13.1
Income tax paid		(1,627.0)	(919.0)	(1,305.1)
Cash flow from operating activities		24,711.4	20,642.1	22,901.3

Proceeds from sales of property, plant and equipment and intangible assets		154.1	133.9	301.7
Proceeds from sales of subsidiaries’ operations		-	-	0.5
Acquisitions of property, plant and equipment and intangible assets		(6,004.1)	(6,533.1)	(7,677.1)
Acquisitions of subsidiaries, net of cash acquired		(46.5)	(3.0)	(133.8)
Acquisitions of other investments		(6.3)	(30.0)	(5.3)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		136.4	1,413.0	(236.0)
Net proceeds/(acquisitions) of other assets		0.4	15.0	15.0
Cash flow from investing activities		(5,766.0)	(5,004.2)	(7,735.0)

Capital increase		14.5	23.8	9.1
Proceeds/(buyback) treasury shares		(119.0)	(54.1)	(44.2)
Acquisitions of non-controlling interest		-	(0.1)	-
Proceeds from borrowings	23	49.8	274.9	315.2
Repayment of borrowings	23	(227.4)	(230.2)	(2,454.0)
Cash net of finance costs other than interests		(2,731.1)	(3,255.1)	(2,089.6)
Lease Payments	23	(1,180.1)	(854.7)	(663.2)
Dividends and interest on shareholders’ equity paid		(11,921.9)	(12,242.3)	(11,115.3)
Cash flow from financing activities		(16,115.2)	(16,337.8)	(16,042.0)

Net increase/(decrease) in cash and cash equivalents		2,830.2	(699.9)	(875.7)
Cash and cash equivalents less bank overdrafts at the beginning of the year		14,852.1	16,597.2	17,090.3
Effect of exchange rate fluctuations on cash and cash equivalents		(1,623.3)	(1,045.2)	382.6
Cash and cash equivalents less bank overdrafts at the end of the year		16,059.0	14,852.1	16,597.2

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

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

The Group portfolio includes several own brands, like Brahma®, Skol®, Antarctica®, Colorado®, Bohemia®, Serramalte®, Quilmes®, Patagonia®, Guaraná Antarctica®, Beats® among others, and licensed brands, like Budweiser®, Corona®, Stella Artois®, Spaten® Beck’s® and Mike’s®.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”), under the ticker “ABEV3” and on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively.

The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of Anheuser-Busch InBev N.V. (“AB InBev”) and Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“Fundação Zerrenner”).

1.2 Major corporate events in 2023, 2022 and 2021

1.2.1 Notification of ELJ to exercise the put option under the Tenedora Shareholders' Agreement

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic, the owner of almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country and postponing the terms of the put and call options defined in the original Agreement. At December 31, 2023, ELJ was the owner of 15% of Tenedora’s shares, and its put option was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, as formalized in the Shareholders' Agreement and ratified by the notification received from ELJ on October 2023, Tranche A was exercised at January 31, 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable starting in 2026. The Company, on the other hand, has a call option over Tranche B shares to be exercised starting in 2029. The details about the the exercise of the put option by ELJ are described in Note 31 - Events after the reporting period. The assumptions used for these options are described in Note 28 (Item 28.3.1).

1.2.2 New distribution agreement of Corona in Canada

As at December 2023, the Company renegotiated the licensing contract with Trademarks Grupo Modelo, S. de R.L. de C.V., subsidiary of the AB Inbev, to produce, promote, sell and distribute Corona products in Canada. As consideration for acquired rights, for a period of 100 years, automatically renewable for another 100, the Labatt Brewing Company Limited, subsidiary of the Company in Canada, shall pay the licensor a single payment of R$869 million. The amount relating to acquired right was recognized in 2023 as a commercial asset in intangible assets.

AMBEV S.A.

1.2.3 Tax Credits – 2022 and 2023

After the decision of the Supreme Federal Court ("STF") in the judgment of RE 574,706/PR, delivered in 2017 and ratified in May 2021, which declared unconstitutional the inclusion of ICMS in the calculation basis of PIS and COFINS, in September 2021 the National Treasury Attorney's Office ("PGFN") published Opinion PGFN 14,483/2021 in which it brought the agency's understanding about the procedures to be observed by the Tax Administration regarding the subject, especially regarding the impacts of said exclusion on the PIS and COFINS credits recorded by the acquirers in inbound operations. As a result of these events, the Company concluded in 2022 analyses that allowed the accounting recognition of R$1.2 billion, in the same period, as tax credits resulting from the exclusion of ICMS from the calculation basis of PIS and COFINS in operations with subsidiaries.

Furthermore, on December 13, 2023, the Superior Court of Justice ("STJ") concluded the judgment of Theme 1,125, confirming the understanding that ICMS collected under the substitution tax system should also be excluded from the calculation bases of PIS and COFINS of the taxpayer's substitutes. The judgment of this decision is still pending publication. Regarding this subject, from 2017 to 2023, the Company and its subsidiaries recognized tax credits in the amount of R$1.4 billion, having been approximately R$407.1 million recognized as extemporaneous credits in 2023 (R$218 million were recorded in other operating income and R$189.1 million in the finance result).

1.2.4 Share buyback program

The Board of Directors, in a meeting held on May 18, 2023, approved, pursuant to article 30, 1st Paragraph, “b”, of Law 6,404/76 and CVM Instruction 77/22, a share buyback program by the Company (“Program”) up to the limit of 13,000,000 common shares, with the primary purpose of covering any share delivery requirements contemplated in the Company's share-based compensation plans or to be held in treasury, canceled and/or subsequently transferred. The program must be concluded no later than November 18, 2024, as detailed together with other information about it in the Notice on Trading of Own Shares, prepared under the terms of Annex G to CVM Resolution 80/22 and disclosed to market on May 18, 2023. At the same date, the Company had 4,393,610,429 outstanding shares as defined in CVM Instruction 77/22. The acquisitions occurred as per a deduction of the capital reserve account recorded in the balance sheets dated as at March 31, 2023. The transaction was carried out through the following financial institution: UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

1.2.5 COVID-19 pandemic impacts

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

AMBEV S.A.

In early 2022, our operations, mainly in Brazil, were impacted by the wave of the Omicron variant of COVID-19, which, combined with factors such as unfavorable weather, negatively impacted our sales. From the second quarter on, with the progress of the vaccination programs and the greater control over the advance of the COVID-19 pandemic, there was a relaxation of the restrictions in the regions in which we operate, favoring the recovery of the on-trade channel.

In Brazil, the consistent implementation of the Company's strategy combined with the context of relaxed restrictions and the return of occasions for out-of-home consumption generated a positive volume trend, with growth in both volume and net revenue compared to the same 2021 period.

As required by IAS 1 - Presentation of Financial Statements, the Company updated the analysis of the impact of COVID-19, as at December 31,2022 – last year of the pandemic – which mainly involved, (i) a review of the assumptions of the annual impairment test, as described in Note 15 - Goodwill, (ii) an analysis of possible credit losses and inventory obsolescence, (iii) an analysis of the recoverability of deferred taxes, and (iv) the evaluation of the relevant estimates used for the preparation of the financial statements, among other analyses.

Any impacts arising from these analyses are reflected in the financial statements and disclosed in explanatory notes. In addition, due to the protective actions taken for its staff and the donations made by its community, the Company incurred exceptional expenses of R$16.7 at December 31, 2022 as reported in Note 8 - Exceptional items.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements have been prepared using the going concern basis of accounting and are being presented in accordance with the International Financial Reporting Standards (“IFRS®”) issued by the International Accounting Standards Board (“IASB®”), effective as at December 31, 2023 and disclose all (and only) the applicable significant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

The measurement basis used in preparing the financial statements is the historical cost, net realizable value, fair value or recoverable amount.

In preparing the financial statements, management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in Note 4 - Use of estimates and judgments.

AMBEV S.A.

The financial statements were approved, in their final form, by the Board of Directors on March 11, 2024.

2.1 Functional and presentation currency

The functional and presentation currency of the Company financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million.

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

In the consolidation process, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, an equity reserve, and included in Other comprehensive income.

Even when recorded in the acquiring entity, the goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and are translated at the foreign exchange rate at the balance sheet date.

AMBEV S.A.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s financial statements are as follow:

			Closing rate			Average rate
Currency	Name	Country	2023	2022	2021	2023	2022	2021

CAD	Canadian Dollar	Canada	3.6536	3.8540	4.3914	3.7048	3.9807	4.2960
DOP	Dominican Peso	Dominican Republic	0.0831	0.0925	0.0970	0.0892	0.0937	0.0938
USD	US Dollar	Panamá and Cuba	4.8413	5.2177	5.5805	5.0085	5.1644	5.3687
GTQ	Quetzal	Guatemala	0.6189	0.6623	0.7201	0.6398	0.6649	0.6954
ARS	Argentinean Peso	Argentina	0.0060	0.0295	0.0543	0.0170	0.0403	0.0568
BOB	Bolivian Peso	Bolivia	0.6956	0.7497	0.8018	0.7196	0.7420	0.7714
PYG	Guarani	Paraguay	0.0007	0.0007	0.0008	0.0007	0.0007	0.0008
UYU	Uruguayan Peso	Uruguay	0.1241	0.1302	0.1249	0.1291	0.1253	0.1236
CLP	Chilean Peso	Chile	0.0055	0.0061	0.0066	0.0059	0.0059	0.0071
BBD	Barbadian Dollar	Barbados	2.3866	2.5721	2.7510	2.4690	2.5458	2.6465

3.	SUMMARY OF MATERIAL ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent in all the years presented. There were no changes in accounting policies and in calculation methods used for the annual financial statements as at December 31, 2023, compared to those presented in the financial statements for the years ended December 31, 2022, and 2021.

For better understanding, the material accounting policies adopted by the Company and applied in the preparation of these financial statements have been included in the respective accompanying notes, except for the policies described below, which may permeate more than one subject of the financial statements and have therefore been summarized in this accompanying note.

3.1 Recently issued IFRS

The new standards, which became effective are not applicable or did not have any material impact for the Company for the preparation of these consolidated financial statements. Below are the main changes in accounting standards which, in management's opinion, could have an impact on the Company's subsequent disclosures:

(i)	On May 25, 2023, the IASB® published amendments to IAS 7 – Statement of Cash Flows and IFRS 7 – Financial Instruments: Disclosures, which establish new disclosure requirements for financing transactions with suppliers, the so-called "drawn risk". These requirements must be adopted by companies that adhere to the IFRS® as of 2024. The Company is evaluating the impacts of these changes, for any additional corresponding disclosures in future individual and consolidated financial statements, even though these transactions are not material to the Group, as disclosed in note 26 – Trade payables.

(ii)	In August 2023, the IASB® issued amendments to IAS 21 – The Effects of Changes in Foreign Exchange Rates. The modifications implemented will require the application of a consistent approach when assessing whether a currency can be exchanged for another currency and, when it cannot, determining the exchange rate to be used, and the related disclosures. The Company is evaluating the impacts of these standards, the adoption of which is required for fiscal years beginning on January 1, 2025.

AMBEV S.A.
(iii)	In December 2021, the Organisation for Economic Cooperation and Development ("OECD"), as part of the Inclusive Framework on Base Erosion and Profit Shifting ("BEPS") project, released the Pillar Two model rules (or Global Anti-Base Erosion Model Rules - GloBE), aiming at a common approach to international corporate taxation, in order to ensure that multinational economic groups within the scope of these rules calculate taxes on profit at a minimum effective rate of 15% in each country where they operate. These rules will have to be approved locally in each country that adheres the proposal, via applicable legislation, some of which have already promulgated new laws or are in the process of discussing and approving them. In May 2023, the IASB® issued scope changes to IAS 12 – Income Taxes to allow a temporary exemption in accounting for deferred income taxes arising from promulgated or substantially promulgated legislation implementing OECD Pillar Two, an exemption which has been adopted by the Group. Considering the legislation already published in the countries in which the Company operates, the Company has estimated the impacts on the 2023 financial statements and the amount is not material.

In addition of these, the Company does not anticipate that there are any other standards or amendments to IFRS® standards or IFRIC interpretations that have not come into force yet and that could have a significant impact on the Group's individual and consolidated financial statements.

3.2 Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates used in these consolidated financial statements are prepared for the same reporting period as Ambev, using a consistent accounting policy.

All intercompany transactions, balances and unrealized gains or losses on transactions between consolidated companies were integrally eliminated.

3.2.1 Subsidiaries

The Company controls an entity when it is exposed to or has rights to variable returns due to its involvement with the entity, and it can affect those returns through its power over the entity. When assessing control, potential voting rights are considered. Control is presumed to exist where the Company owns, directly or indirectly, more than half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not confer control.

Subsidiaries are consolidated from the date on which control is obtained by the Company, except when the predecessor basis of accounting is applied to transactions of business combinations under common control. Consolidation is discontinued from the date on which control ceases.

3.2.2 Associates

Associates are companies which the Company has significant influence over the financial and operational policies but does not control.

3.2.3 Joint arrangements

Joint arrangements are all entities over which the Company shares control with one or more parties. Joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

AMBEV S.A.

3.2.4 Business combination

Ambev uses the acquisition method to account its business combinations. The consideration transferred for the acquisition of a subsidiary represents the fair value of the assets transferred, the liabilities incurred, and the equity interest issued by Ambev. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income as they are incurred. Assets, liabilities and contingent liabilities acquired/assumed in a business combination are recognized initially at their fair value as at the acquisition date. Ambev recognizes the non-controlling interest in the acquiree, either at its fair value or at the non-controlling interest’s proportional share of the net assets acquired. The measurement of the non-controlling interest to be recognized is determined for each acquisition.

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

3.2.5 Business combination between entities under common control

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

3.2.5.1 Predecessor basis of accounting

In accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amount of the asset received, as recorded by the parent company.

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

3.2.5.2 Assets Swap

For transactions between entities under common control that involve the disposal or transfer of assets from the subsidiary to its parent company (i.e., above the level of the consolidated financial statements), the Company assesses the existence of: (i) any conflicts of interest; and (ii) the economic substance and purpose of the transaction. Having fulfilled these assumptions, the Company adopted as a policy the concepts of IAS 16 – Property, Plant and Equipment in order to provide adequate visibility and a fair impact on the amount of distributable results to its shareholders, specially the non-controlling interest. This policy also includes assets acquired through the swapping of non-cash assets, or swaps with a combination of cash and non-cash assets. The assets swapped may be of the same or a different nature. The cost of such assets is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the asset received (and the asset assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at fair value, its cost is determined based on the book value of the assigned asset.

AMBEV S.A.

Whenever assets distributed are not recorded as cash, the asset, before distribution, is recorded at its fair value in the income account. This procedure is applicable to distributions where the assets are of the same nature and therefore can be treated equally. However, similarly to IFRIC 17 - Distributions of Non-cash Assets to Owners, in the absence of a specific accounting practice for transactions under common control, the Company applies these procedures as part of its accounting practices. We also apply the same procedures to sales (products, supplies, etc.) to its controlling entity, where the positive result of the sale is recognized in income.

3.3 Financial reporting in hyperinflationary economies

Under IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated to reflect changes in the general purchasing power of the local currency by applying a general price index. On a monthly basis, the Company estimates the applicable general price index since the official release of the index takes place after the end of the accounting period. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether using the historical costs approach or the current costs approach, shall be stated in terms of the unit of measurement in force at the end of the reporting period, and translated into Reais at the closing rate for the period.

To determine if the economy of any of its operations is hyperinflationary, the Company assesses quantitative and qualitative aspects of the country's economic environment, such as the inflation rate recorded over the last three years. On July 1, 2018, the Argentine economy was considered by the Company to be hyperinflationary, under the terms of IAS 29, considering the increase in the official price indices accumulated in the period (National Consumer Price Index - "IPC"), measured by INDEC (National Institute of Statistics and Census). Since the company does not operate directly in a hyperinflationary economy, but one of its subsidiaries does, the restatement of comparative balances from previous years is not carried out, in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates, however, the precepts of the standard are applied to the balances and transactions of the affected subsidiary.

3.4 Present value adjustment.

The elements of assets and liabilities, when relevant, are adjusted to their present value, considering the following assumptions for the calculation: i) the amount to be discounted; ii) the settlement dates; and iii) the discount rate, in accordance with IFRS 13 - Fair Value Measurement.

3.5 Tax incentives and subsidized loans

The Company and its subsidiaries enjoy state tax benefits in Brazil, provided by government grants. Referred grants may be as rate reduction, calculation basis reduction, financing or subsidized loans, assumed credits, effective collection, payment deferral or partial reductions of state tax payable. The effective collection incentives are recorded in the operating net revenue, by its nature, as the others are recognized in other operating income.

Among the tax incentives granted to the Company, there are state tax incentive programs to promote industrial development either by financing or by deferring payment of taxes. These state programs are intended to promote long-term increases in employment and industrial decentralization, as well as to complement and diversify the industrial states.

In the case of these programs, the tax terms are set out in the respective state normative acts and, when conditions for obtaining these grants exist, they are under the Company's control. Such benefits comply with the systematic set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. The benefits of the delayed payment of such taxes are recorded in the income statement, on an accrual basis.

AMBEV S.A.

Since it is benefits on financing category or tax payment deferring, as the interest rates and/or terms of these loans are advantageous compared to market conditions, these benefits are considered as subsidized loans as intended by IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance. The respective subsidies consist of the gains identified by comparing the value of these operations under the market conditions to the value agreed in the contracts. Thereby, upon receipt of funding, the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies of similar nature. Management reviews the market conditions prevailing in the year to assess such subsidies on an annual basis.

Monthly, considering the value of the consideration, the period to maturity, the contract interest rate and the abovementioned discount rate, the reduction in present value adjustment is allocated to financial income, so as to bring the balance to zero by the time of settlement of each consideration.

Such financing is recognized as liability adjusted to its present value. When there is an intervening financial institution in the transaction, the financing is recorded at “Interest-bearing loans and borrowings”, otherwise, its recorded at “Trade payables”, because of the underlying economic essence and nature of the transaction.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and assumptions are based on experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for decision-making regarding judgments regarding the carrying amounts of assets and liabilities that are not readily evident from other sources. The actual results may differ from these estimates.

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

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

Note	Accounting policies that reflect significant estimates and judgments
3.2.3	Joint arrangements
3.2.4	Business combination
3.2.5	Business combination between entities under common control
3.3	Financial reporting in hyperinflationary economies
3.4	Present value adjustment
3.6	Tax incentives and subsidized loans
18	Recognition of assets and liabilities relating to extemporaneous tax debits or credits
13	Current and deferred tax
14	Leases
16	Impairment
24	Measurement of employee benefits
25	Share-based payments
27	Provisions and contingent liabilities, including tax contingencies
28	Measurement of financial instruments, including derivatives

AMBEV S.A.

5.	SEGMENT REPORTING

(a)	Reportable segments - Years ended:

	Brazil			CAC			Latin America - South			Canada			Consolidated
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Net sales	46,361.7	42,635.8	35,586.5	10,044.8	9,440.1	9,947.4	13,797.2	17,371.2	16,571.7	9,533.2	10,261.7	10,748.7	79,736.9	79,708.8	72,854.3
Cost of sales	(23,516.1)	(22,736.8)	(18,309.1)	(5,035.1)	(4,860.8)	(4,727.9)	(6,657.3)	(8,553.1)	(8,235.7)	(4,083.1)	(4,271.4)	(4,387.0)	(39,291.6)	(40,422.1)	(35,659.7)
Gross profit	22,845.6	19,899.0	17,277.4	5,009.7	4,579.3	5,219.5	7,139.9	8,818.1	8,336.0	5,450.1	5,990.3	6,361.7	40,445.3	39,286.7	37,194.6
Distribution expenses	(6,428.6)	(6,111.1)	(5,123.1)	(853.1)	(1,020.7)	(872.7)	(1,614.3)	(2,159.5)	(2,010.1)	(1,854.6)	(2,104.0)	(1,926.8)	(10,750.6)	(11,395.3)	(9,932.7)
Sales and marketing expenses	(4,477.0)	(4,065.0)	(3,440.3)	(665.1)	(645.5)	(693.3)	(1,190.0)	(1,426.9)	(1,542.9)	(1,080.4)	(1,200.0)	(1,359.0)	(7,412.5)	(7,337.4)	(7,035.5)
Administrative expenses	(3,563.2)	(3,346.0)	(3,006.2)	(413.0)	(333.6)	(427.7)	(659.5)	(835.0)	(832.0)	(638.0)	(722.2)	(611.5)	(5,273.7)	(5,236.8)	(4,877.4)
Other operating income/(expenses)	1,892.5	2,361.3	2,096.0	26.3	(52.9)	12.4	95.0	192.7	38.8	15.1	12.8	(23.1)	2,028.9	2,513.9	2,124.1
Exceptional items	(137.8)	(34.5)	(210.1)	(17.9)	(16.1)	(46.7)	(47.6)	(60.5)	(115.4)	(3.1)	(32.2)	(20.6)	(206.4)	(143.3)	(392.8)
Income from operations	10,131.5	8,703.7	7,593.7	3,086.9	2,510.5	3,191.5	3,723.5	4,528.9	3,874.4	1,889.1	1,944.7	2,420.7	18,831.0	17,687.8	17,080.3
Net finance costs													(3,609.8)	(3,423.1)	(3,205.4)
Share of results of joint ventures													(185.3)	(29.1)	(115.7)
Income before income tax													15,035.9	14,235.6	13,759.2
Income tax expense													(75.5)	655.6	(636.6)
Net income													14,960.4	14,891.2	13,122.6

Acquisition of property, plant and equipment	3,365.5	4,062.9	4,645.1	593.4	968.4	801.6	782.2	1,112.8	1,665.4	1,263.0	389.0	565.0	6,004.1	6,533.1	7,677.1

AMBEV S.A.

(continued)

	Brazil			CAC			Latin America - South			Canada			Consolidated
	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021	2023	2022	2021

Segment assets	56,974.2	57,353.8	54,609.4	13,692.3	15,385.6	15,351.9	16,085.1	22,044.5	21,583.0	15,856.9	16,093.3	18,016.6	102,608.5	110,877.2	109,560.9
Intersegment elimination													(2,162.1)	(2,533.0)	(2,868.5)
Non-segmented assets (i)													32,197.9	29,613.8	31,910.1
Total assets													132,644.3	137,958.0	138,602.5

Segment liabilities	28,841.3	29,153.2	27,611.2	4,981.5	5,098.0	5,414.4	5,095.4	6,843.6	7,843.6	5,131.0	5,053.7	6,156.5	44,049.2	46,148.5	47,025.7
Intersegment elimination													(2,161.8)	(2,534.2)	(2,869.1)
Non-segmented liabilities (i)													90,756.9	94,343.7	94,445.9
Total liabilities													132,644.3	137,958.0	138,602.5

(i)	The balance of non-segmented assets refers mainly to cash and cash equivalents, taxes and investments. The balance of non-segmented liabilities, in turn, refers mainly to equity values, taxes and derivatives.

Non-current assets attributed to Brazil (country of domicile of the company) and Canada amounted to R$45.1 billion and R$13.9 billion, respectively, in December 31, 2023 (R$44.6 billion and R$13.7 billion, respectively, in December 31, 2022, and R$42.6 billion and R$15.6 billion, respectively, in December 31, 2021). Furthermore, the net revenue attributable to the Company's operations in Argentina amounted to R$6.3 billion in December 31, 2023 (R$10.1 billion in December 31, 2022 and R$9.2 billion in December 31, 2021), and the segmented non-current assets attributed to the same country totaled R$5.9 billion for the year ended December 31, 2023 (R$9.7 billion in December 31, 2022 and R$9.1 billion in December 31, 2021).

AMBEV S.A.

(b)	Additional information - by Business unit - Years ended:

	Brazil
	Beer			NAB			Total
	2023	2022	2021	2023	2022	2021	2023	2022	2021

Net sales	38,985.9	35,857.9	30,537.1	7,375.8	6,777.9	5,049.4	46,361.7	42,635.8	35,586.5
Cost of sales	(19,377.7)	(18,765.3)	(15,382.0)	(4,138.4)	(3,971.5)	(2,927.1)	(23,516.1)	(22,736.8)	(18,309.1)
Gross profit	19,608.2	17,092.6	15,155.1	3,237.4	2,806.4	2,122.3	22,845.6	19,899.0	17,277.4
Distribution expenses	(5,171.9)	(4,988.6)	(4,263.1)	(1,256.7)	(1,122.5)	(860.0)	(6,428.6)	(6,111.1)	(5,123.1)
Sales and marketing expenses	(3,969.4)	(3,596.8)	(3,096.2)	(507.6)	(468.2)	(344.1)	(4,477.0)	(4,065.0)	(3,440.3)
Administrative expenses	(3,106.0)	(2,928.8)	(2,616.1)	(457.2)	(417.2)	(390.1)	(3,563.2)	(3,346.0)	(3,006.2)
Other operating income/(expenses)	1,474.1	1,884.5	1,711.3	418.4	476.8	384.7	1,892.5	2,361.3	2,096.0
Exceptional items	(137.8)	(30.6)	(202.0)	-	(3.9)	(8.1)	(137.8)	(34.5)	(210.1)
Income from operations	8,697.2	7,432.3	6,689.0	1,434.3	1,271.4	904.7	10,131.5	8,703.7	7,593.7
Net finance costs							(2,050.6)	(1,110.3)	(858.1)
Share of results of joint ventures							(179.0)	(38.3)	(11.7)
Income before income tax							7,901.9	7,555.1	6,723.9
Income tax expense							2,214.9	2,787.7	1,953.2
Net income							10,116.8	10,342.8	8,677.1

AMBEV S.A.

Accounting policies

Reportable segments are consistently presented on the internal reporting regularly reviewed by the Company’s chief operating decision maker, the Chief Executive Officer, for the purpose of evaluating the performance of each segment and allocating resources to those segments. The information is prepared based on available financial data that is directly attributable to the segment or the information that can be allocated on a reasonable basis.

Therefore, the segment reporting is presented by geographical zone, since the risks and rates of return are predominantly affected by the fact that the company operates in different regions.

Performance information by business unit (Beer and Non-alcoholic beverages (“NAB”)), is also presented to the Company’s chief operating decision maker and is disclosed as additional information, even though it does not qualify as a segment.

The Company conducts its operations across four business segments, as follow:

▪ Brazil, where the Company operates two business subunits: (i) beer and (ii) non-alcoholic beverages (NAB).

▪ Central America and Caribbean (“CAC”), which includes direct operations in the Dominican Republic, Saint Vincent, Antigua, Dominica, Cuba, Guatemala (which also serves El Salvador, Nicaragua and Honduras), Barbados and Panama.

▪ Latin America South (LAS), which includes operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

▪ Canada, represented by the operations of Labatt Brewing Company Ltd.

Our chief operating decision maker uses income from operations as the main measure of segment profitability.

In accordance with IFRS 8 - Segment Information, the Company does not disclose its revenues from external customers for each product or each group of similar products, since the necessary information is not available in a comparable form and the cost of preparing it would be excessive.

6.	NET SALES

In compliance with the Brazilian Federal Law 6,404/76, Company discloses the reconciliation between gross and net sales presented in the consolidated income statement. The values by each operational segment are disclosed in note 5 – Segment reporting:

	2023	2022	2021
Gross sales	120,117.7	125,907.2	110,162.7
Excise duty	(25,227.5)	(24,851.4)	(22,052.6)
Discounts	(15,153.3)	(21,347.0)	(15,255.8)
	79,736.9	79,708.8	72,854.3

At December 31, 2023, the Company calculated R$1,467.2 million of fiscal incentives recognized as a deduction of revenue (R$1,245.8 million at December 31, 2022, and R$1,048.3 million at December 31, 2021).

AMBEV S.A.

Accounting Policies

The Company recognizes revenue when the performance obligations are satisfied, that is, when the Company or its subsidiaries transfer control of a product to a customer. Revenue represents the fair value of the amount received or receivable upon the sale of products or the rendering of services in the ordinary course of Group’s business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of the elimination of sales between the consolidated companies.

Revenue is measured based on the consideration, which the Company expect to have the right to receive in contracts with customers and excludes amounts collected on behalf of third parties.

Revenue recognition is based on the approach of IFRS 15 - Revenue from Contracts with Customers, from five-step:

•	Identifying the contract with a customer.
•	Identifying performance obligations in the contract.
•	Determining the transaction price.
•	Allocating the transaction price to performance obligations in the contracts.
•	Revenue recognition when the performance obligations have been satisfied, meaning when the company transfers control of a product to a customer.

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

The gross sales obtained by the Company, in general, are subject to the incidence of certain taxes and contributions, which are calculated and paid to fiscal authorities in accordance with current municipal, state and federal legislation, and does not result in Group’s equity increase. These taxes and contributions are deducted from gross sales and relate substantially to tax on transactions concerning the circulation of goods (“ICMS”), social integration program (“PIS”), contribution to social security financing (“COFINS”) in Brazil.

7.	OTHER OPERATING INCOME/(EXPENSES)

	2023	2022	2021
Government grants/net present value of long-term fiscal incentives	1,573.2	1,289.3	853.2
Extemporaneous credits/(debits) (i)	218.0	1,013.9	1,219.0
(Additions)/reversals of provisions	(77.7)	(77.2)	(71.4)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	86.4	88.8	66.1
Other operating income/(expenses), net	229.0	199.1	57.2
	2,028.9	2,513.9	2,124.1

(i)	As detailed in Notes 1 – Corporate information and 27.2 – Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS, including in the tax substitution form, from its calculation basis, in the item Other operating income/(expenses).

AMBEV S.A.

Accounting policies

The Company recognizes, in other operating income/(expenses) line, government incentives granted as rate reduction, calculation basis reduction, financing or subsidized loans, assumed credit, deferred payment or partial reductions of due state tax payable.

Government grants are not recognized until there is reasonable assurance that the Company and subsidiaries will meet the respective conditions and obligations related to governmental terms.

8.	EXCEPTIONAL ITEMS

	2023	2022	2021
Restructuring (i)	(109.4)	(101.8)	(165.4)
COVID-19 impacts (ii)	-	(16.7)	(134.3)
Legal fees (iii)	(94.7)	-	-
Effect of application of IAS 29 (hyperinflation)	(2.3)	(8.2)	(11.1)
Distribution agreement (iv)	-	-	(82.0)
Write-off of investments (v)	-	(16.6)	-
	(206.4)	(143.3)	(392.8)

(i)	The restructuring expenses primarily related to centralization projects and resizing in Brazil, Latin America CAC and Canada.
(ii)	COVID-19 expenses refer to (a) additional administrative expenses to ensure the safety of the Company’s people (increased frequency of cleaning at the Company’s facilities, providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support for some customer ecosystems, which were necessary due to the COVID-19 pandemic.
(iii)	In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits to discuss the criteria used in calculating the exercise price of such warrants. In 2023, the Company obtained some final favorable decisions on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for legal fees related to this matter.
(iv)	Refers to distribution agreement with our strategic partner in Guatemala.
(v)	Refers to an investment write-off of a business line in Canada

Accounting Policies

Exceptional items are those that, considering their peculiarities, in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is exceptional, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact on the variations in profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are principally restructuring activities, amnesties, acquisitions of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

9.	PAYROLL AND RELATED BENEFITS

	2023	2022	2021
Wages and salaries	4,550.2	4,496.1	4,162.6
Social security contributions	1,322.3	1,239.7	1,016.0
Other personnel costs	970.7	1,075.9	1,076.1
Increase in liabilities for defined benefit plans	145.6	157.8	178.2
Share-based payments	333.4	311.6	391.5
Contributions to defined contribution plans	91.3	82.0	74.1
	7,413.5	7,363.1	6,898.5

AMBEV S.A.

The payroll expenses and related benefits are presented in the income statement as shown below:

	2023	2022	2021
Cost of sales	2,629.6	2,510.4	2,247.9
Distribution expenses	1,289.9	1,396.3	1,286.8
Commercial expenses	1,321.3	1,504.8	1,480.9
Administrative expenses	1,907.6	1,798.7	1,699.1
Net finance costs	114.3	107.8	115.6
Other operating (income)/expenses	(1.3)	1.5	-
Exceptional items	152.1	43.6	68.2
	7,413.5	7,363.1	6,898.5

10.	ADDITIONAL INFORMATION ON COST OF SALES AND OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following income statement accounts for the years ended in December 31,2023, 2022 and 2021:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2023	2022	2021	2023	2022	2021

Cost of sales (i)	3,552.5	3,413.3	3,326.6	13.2	16.4	16.4
Distribution expenses	1,098.3	893.5	654.1	-	-	-
Commercial expenses	613.7	660.7	700.3	148.6	113.2	84.3
Administrative expenses	464.1	474.4	331.4	524.8	372.6	304.2
	5,728.6	5,441.9	5,012.4	686.6	502.2	404.9

(i)	These amounts added to R$2,629.6 (R$2,510.4 and R$2,247.9 as at December 31, 2022, and 2021, respectively) mentioned in Note 9 - Payroll and related benefits, total R$6,195.3 (R$5,940.1 and R$5,591.0 as at December 31, 2022, and 2021, respectively). The remaining amount of R$33,096.3 (R$34,482.0 and R$30,068.7 as at December 31, 2022, and 2021, respectively), recorded in the cost of sales, refers to other production costs.

AMBEV S.A.

11.	NET FINANCE RESULT

	2023	2022	2021
Finance expenses
Interest expense	(2,432.2)	(2,328.3)	(1,431.8)
Net Interest on pension plans	(114.3)	(107.9)	(115.6)
Losses on hedging instruments	(1,675.1)	(3,158.4)	(2,540.2)
Interest on provision for disputes and litigation	(269.2)	(456.6)	(290.0)
Exchange differences	(1,154.0)	(751.1)	(453.9)
Tax on financial transactions	(178.3)	(339.6)	(216.6)
Bank guarantee expenses	(249.8)	(176.1)	(174.9)
Other financial results	(207.2)	(574.2)	(204.8)
Total of finance expenses	(6,280.1)	(7,892.2)	(5,427.8)

Finance income
Interest income	2,085.6	2,167.7	1,101.6
Interest and foreign exchange rate on loans to/from related parties	119.2	37.1	42.5
Financial instruments at fair value through profit or loss	-	95.5	77.0
Other financial results	289.4	565.3	78.9
Total	2,494.2	2,865.6	1,300.0

Effect of application of IAS 29 (hyperinflation)	176.1	1,603.5	922.4
Total of finance income	2,670.3	4,469.1	2,222.4

Net finance result	(3,609.8)	(3,423.1)	(3,205.4)

Interest expenses are presented net of the effects of interest rate derivative financial instruments which mitigate Ambev’s interest rate risk (Note 28 - Financial instruments and risks). The interest expenses are as follows:

	2023	2022	2021
Financial instruments measured at amortized cost	(644.1)	(764.0)	(466.0)
Financial instruments at fair value through profit or loss (i)	(1,788.1)	(1,564.3)	(965.8)
	(2,432.2)	(2,328.3)	(1,431.8)

(i)	Include R$1,231 million (R$654 million at December 31, 2022) as accounts payable present value adjustment.

Interest income arises from the following financial assets:

	2023	2022	2021
Cash and cash equivalents	1,072.2	791.6	329.5
Investment on debt securities	49.2	175.9	84.7
Other receivables (i)	964.2	1,200.2	687.4
	2,085.6	2,167.7	1,101.6

(i)	Refers, mainly, to monetary adjustment of recoverable tax.

Accounting policies

a) Finance expenses

Finance expenses comprises, in general, of interest payable on loans and borrowing, calculated using the effective interest rate method, trade payables present value adjustment, expenses related to bank guarantees, monetary adjustments resulting from disputes and litigations, foreign exchange losses, losses on currency hedging instruments intended for the offsetting of currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets classified as held for trading, impairment losses on financial assets classified as available for sale, and as any losses due to hedge ineffectiveness.

AMBEV S.A.

All interest costs incurred in connection with borrowing or financial transactions, including transaction costs, are expensed as incurred as part of finance expenses, except when capitalized. The interest expenses component of finance lease payments is also recognized in the income statement using the effective interest rate method.

b) Finance income

Finance income comprises, in general, of interest received or receivable on funds invested, monetary updates arising from legal disputes, foreign exchange gains, gains on currency hedging instruments intended for offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as at fair value through profit or loss, and as any gains due to hedge ineffectiveness. Interest income is recognized on an accruals basis unless collectability is in doubt.

12.	EARNINGS PER SHARE

The tables below present the calculation of earnings per share (“EPS”) Basic and Diluted:

Basic	2023	2022	2021
Numerator
Income attributable to the Ambev equity holders	14,501.9	14,457.9	12,671.0
Denominator
Weighted average number of shares (i) (non diluted)	15,744.8	15,741.9	15,736.9
Basic EPS	0.9211	0.9184	0.8052

Diluted	2023	2022	2021
Numerator
Income attributable to the Ambev equity holders	14,501.9	14,457.9	12,671.0
Denominator
Weighted average numbers of shares (i) (diluted)	15,838.6	15,848.6	15,857.5
Diluted EPS	0.9156	0.9123	0.7991

(i)	Million shares

Accounting Policies

The calculation of basic earnings per share is based on the net income attributable to Ambev equity holders and the weighted average number of shares outstanding during the year.

The diluted earnings per share of the stock option and deferred stock is based on the net income attributable to the equity holders of Ambev, adjusted by the weighted average number of shares outstanding during the year to assume the conversion of all potentially dilutive shares.

AMBEV S.A.

13.	INCOME TAX AND SOCIAL CONTRIBUTION

13.1 Income tax and social contribution

The income tax and social contribution taxes are based on tax rates for 25% for income tax and 9% for social contribution in Brazil. For other regions in which the Company operates, the expected nominal rates are as follows:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%
Luxembourg	24.94%

Income taxes reported in the income statement are analyzed as follow:

	2023	2022	2021
Income tax expense – current	(2,077.9)	(1,718.9)	(1,268.6)

Deferred tax expense on temporary differences	279.8	1,012.6	1,072.9
Deferred tax on tax loss carryforward movements in the current period	1,722.6	1,361.9	(440.9)
Total deferred tax (expense)/income	2,002.4	2,374.5	632.0

Total income tax expenses	(75.5)	655.6	(636.6)

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized as follows:

	2023	2022	2021
Profit before tax	15,035.9	14,235.6	13,759.2
Adjustment on a taxable basis
Others non-taxable income	(919.0)	(883.3)	(611.0)
Government grants related to sales taxes	(3,011.7)	(2,535.1)	(1,883.1)
Share of results of joint ventures	185.3	29.1	115.7
Non-deductible expenses	56.5	192.8	99.2
Worldwide taxation	1,171.4	679.3	(360.0)
	12,518.4	11,718.4	11,120.0
Aggregated weighted nominal tax rate	28.30%	29.47%	27.39%
Taxes payable – nominal rate	(3,542.3)	(3,453.3)	(3,045.3)
Adjustment on tax expense
Income tax Incentives	120.4	234.0	213.2
Deductible interest on shareholders’ equity	3,909.8	4,079.9	2,516.0
Tax savings from goodwill amortization	17.2	27.2	77.5
Withholding income tax	(489.1)	(164.5)	(876.0)
Recognition/(write-off) of deferred charges on tax losses	100.9	(58.2)	(1.5)
Effect of application of IAS 29 (hyperinflation)	(382.3)	(249.0)	(123.3)
Others with reduced taxation	189.9	239.5	602.8
Income tax and social contribution expense	(75.5)	655.6	(636.6)
Effective tax rate	0.50%	-4.61%	4.63%

The main events that impacted the effective tax rate for the period were:

•	Government subsidy for sales taxes: for regional incentives and economic development policies, these are related primarily to local production, contributing to economic and social impact, and, when reinvested, are not subject to income tax and social contribution purposes, which explains the impact on the effective tax rate. The amount above is impacted by fluctuations in the volume, price and any eventual increases in state VAT (“ICMS”), reflected in other operating income or net sales depending on its nature. In addition, the above-mentioned amount is allocated to the profit reserve on an annual basis, according to item (2.3.3) “Tax incentives” on Note 22 - Changes in equity

AMBEV S.A.

•	Complement of income tax on foreign subsidiaries due in Brazil: shows the result of the calculation of universal taxation of profits, according to the regulations of Law 12,973/14.

•	Withholding income tax: The amount is mainly related to dividends already distributed and to be distributed by subsidiaries located outside of Brazil, applicable according to local tax legislation. The recorded values in 2023 are mainly related to withholding tax on dividends distributed in 2023 and the exchange rate variation of the deferred income tax related to subsidiary profits undistributed.

•	Deductible interest on shareholders’ equity: under Brazilian law, companies have an option to remunerate their shareholders through the payment of Interest on shareholders’ equity, which amount is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

•	Effect of application of IAS 29 (hyperinflation): our subsidiary in Argentina, for operating in a hyperinflationary economy, is subject to monetary correction of non-financial assets and liabilities, equity and income statement, which, at times, reflects in the consolidated effective tax rate and implies variation between periods.

13.2 Deferred income tax and social contribution

The details of the amount of deferred income tax and social contribution by type of temporary difference are as follows:

	2023			2022
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	8.2	-	8.2	7.5	-	7.5
Intangible	-	(1,369.7)	(1,369.7)	-	(1,690.2)	(1,690.2)
Employee benefits	856.5	-	856.5	951.2	-	951.2
Trade payables	2,843.8	(3.3)	2,840.5	3,232.8	(2.9)	3,229.9
Trade receivables	43.8	(7.0)	36.8	38.6	(3.8)	34.8
Derivatives	31.1	(77.2)	(46.1)	95.1	(44.8)	50.3
Interest-Bearing Loans and Borrowings	7.5	-	7.5	0.5	(0.9)	(0.4)
Inventories	268.6	(59.6)	209.0	413.9	(139.3)	274.6
Property, plant and equipment	714.2	(1,837.2)	(1,123.0)	899.5	(2,177.1)	(1,277.6)
Withholding tax on undistributed profits and royalties	-	(1,385.5)	(1,385.5)	-	(1,877.6)	(1,877.6)
Investments in joint ventures	-	(383.7)	(383.7)	-	(421.6)	(421.6)
Losses carried forward	4,383.3	-	4,383.3	2,660.7	-	2,660.7
Provisions	1,026.3	(4.6)	1,021.7	819.3	-	819.3
Impact of the adoption of IFRS 16 (Leases)	14.5	(19.7)	(5.2)	35.1	(11.4)	23.7
ICMS on the assessment bases of PIS/COFINS	-	(228.5)	(228.5)	-	(168.2)	(168.2)
Other items	266.5	(437.1)	(170.6)	260.8	(164.1)	96.7
Gross deferred tax assets/(liabilities)	10,464.3	(5,813.1)	4,651.2	9,415.0	(6,701.9)	2,713.1
Netting by taxable entity	(2,494.7)	2,494.7	-	(2,976.2)	2,976.2	-
Net deferred tax assets/(liabilities)	7,969.6	(3,318.4)	4,651.2	6,438.8	(3,725.7)	2,713.1

AMBEV S.A.

Most tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which they are located, and thus follows the applicable fiscal and accounting rules.

Among the deferred tax assets on tax losses carried forward, the tax authorities unilaterally offset in tax proceedings the total amount of R$268.6, which are equivalent to R$790.0 in tax losses basis. Such proceedings are classified as having a possible probability of loss.

The critical estimates of Ambev’s Management, as well the main contingent liabilities related to uncertainty about the tax treatment of income, are disclosed in Notes 27.2 - Contingencies

13.2.1 Realization of deferred taxes

As at December 31, 2023, the deferred tax assets and liabilities related to combined tax losses which are expected to be utilized/settled using temporary differences, as follows:

	2023
Deferred taxes not related to tax losses	to be realized within 12 months	to be realized after 12 months	Total

Investment securities	-	8.2	8.2
Intangible	(1.2)	(1,368.5)	(1,369.7)
Employee benefits	199.9	656.6	856.5
Trade payables	(220.6)	3,061.1	2,840.5
Trade receivables	22.7	14.1	36.8
Derivatives	(49.8)	3.7	(46.1)
Interest-bearing loans and borrowings	0.1	7.4	7.5
Inventories	252.7	(43.7)	209.0
Property, plant and equipment	(4.1)	(1,118.9)	(1,123.0)
Withholding tax on undistributed profits and royalties	-	(1,385.5)	(1,385.5)
Investments in joint ventures	-	(383.7)	(383.7)
Provisions	664.5	357.2	1,021.7
Impact of the adoption of IFRS 16 (Leases)	-	(5.2)	(5.2)
ICMS on the assessment bases of PIS/COFINS	-	(228.5)	(228.5)
Other items	39.8	(210.4)	(170.6)
Total	904.0	(636.1)	267.9

Deferred tax related to tax losses	2023
2023	-
2024	755.7
2025	422.5
2026	1,635.2
2027	1,052.8
2028 a 2030	170.3
2031 em onward (i)	346.8
Total	4,383.3

(i)	There is no expectation of realization beyond a term of ten years.

AMBEV S.A.

13.2.2 The net change of deferred taxes

The net change in deferred income tax and social contribution is as follows:

At December 31, 2021	1,513.7
Recognition of actuarial gains/(losses)	(146.9)
Investment hedge – put option granted on subsidiaries	(105.0)
Cash flow hedge – gains/(losses)	41.3
Gains/(losses) on translation of other foreign operations	(419.3)
Recognized in other comprehensive income	(629.9)
Recognized in the income statement	2,374.5
Changes directly in the balance sheet	(545.2)
Recognized in deferred tax	(595.5)
Effect of application of IAS 29 (hyperinflation)	(595.5)
Recognized in other balance sheet group	50.3
At December 31, 2022	2,713.1
Recognition of actuarial gains/(losses)	24.4
Investment hedge – put option granted on subsidiaries	(155.9)
Cash flow hedge – gains/(losses)	83.2
Gains/(losses) on translation of other foreign operations	553.9
Recognized in other comprehensive income	505.6
Recognized in the income statement	2,002.4
Changes directly in the balance sheet	(569.9)
Recognized in deferred tax	(476.3)
Effect of application of IAS 29 (hyperinflation)	(476.3)
Recognized in other balance sheet group	(93.6)
At December 31, 2023	4,651.2

13.2.3 Deferred tax asset related to tax losses

As at December 31, 2023, besides the tax credits related to tax losses effectively recognized in the amounts disclosed above, other tax credits related to accumulated tax losses in the amount of R$669.0 (R$875.3 in 2022) - which are equivalent, in value basis, to R$2,521.0 in 2023 (R$3,359.5 in 2022) - were not recorded, since their realization is not probable in currently Management evaluation.

Accounting Policies

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or in other equity accounts. In these cases, the tax effects are also recognized directly in comprehensive income or in equity accounts (except for interest on shareholders’ equity. See Note 22- Changes in equity).

Deferred income taxes are calculated on temporary differences between their calculation bases and the Company's accounting data. The deferred tax assets are recognized only to the extent that is probable that future taxable profits will be available. The deferred income tax assets are reduced to the extent that it is no longer probable that future taxable profits will occur. The existence of future taxable income is based on a technical study approved by the Company's management.

IAS 12 – “Income Taxes” prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (1) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and (2) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

The company is subject to income tax in numerous jurisdictions and judgment is required to determine the Company’s worldwide provision for income tax. Some of the Company's subsidiaries are involved in tax audits, usually in relation to previous years. These audits are ongoing in various jurisdictions as at the balance sheet reporting date and, by their nature, can take a considerable time to be completed.

The Company applies the provisions of IFRIC 23 - Uncertainty on the Treatment of Income Taxes in relation to the treatments that affected the calculation of income taxes (uncertain tax treatments), as disclosed in note 27.2 – Contingencies – Uncertainties about treatment of IRPJ and CSLL.

14.	PROPERTY, PLANT AND EQUIPMENT

	2023	2022
Property, plant and equipment	23,662.7	26,961.3
Right of use assets	2,967.5	3,094.4
	26,630.2	30,055.7

AMBEV S.A.

14.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2021	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2022	Acquisition cost	Depreciation
Land and buildings	9,090.2	(832.1)	712.7	11.2	(436.8)	(20.1)	1,173.2	9,698.3	14,494.2	(4,795.9)
Plant and equipment	10,884.0	(1,067.3)	952.6	1,283.5	(3,564.6)	(15.7)	3,116.6	11,589.1	39,818.3	(28,229.2)
Fixtures and fittings	1,285.1	(111.6)	96.7	87.3	(579.7)	(14.6)	560.7	1,323.9	7,682.7	(6,358.8)
Under construction	5,404.7	(360.7)	252.7	4,923.7	-	-	(5,870.4)	4,350.0	4,350.0	-
	26,664.0	(2,371.7)	2,014.7	6,305.7	(4,581.1)	(50.4)	(1,019.9)	26,961.3	66,345.2	(39,383.9)

									Carrying amount
	At December 31, 2022	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Land and buildings	9,698.3	(1,485.2)	663.1	44.7	(481.6)	(3.7)	800.6	9,236.2	14,287.8	(5,051.6)
Plant and equipment	11,589.1	(1,726.7)	779.4	1,230.2	(3,533.4)	(39.1)	2,488.8	10,788.3	39,509.2	(28,720.9)
Fixtures and fittings	1,323.9	(193.4)	86.5	56.4	(541.6)	(13.5)	373.7	1,092.0	7,074.2	(5,982.2)
Under construction	4,350.0	(311.7)	120.2	3,283.9	-	(3.4)	(4,892.8)	2,546.2	2,546.2	-
	26,961.3	(3,717.0)	1,649.2	4,615.2	(4,556.6)	(59.7)	(1,229.7)	23,662.7	63,417.4	(39,754.7)

AMBEV S.A.

14.2 Changes in the carrying amount of right-of-use assets

								Carrying amount
	At December 31, 2021	Effects of movements in foreign exchange in the balance sheet	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2022	Acquisition cost	Depreciation
Buildings	1,206.0	(64.3)	628.0	(391.6)	9.7	(37.0)	1,350.8	2,698.3	(1,347.5)
Machinery, vehicles and others	1,354.3	(8.2)	1,009.7	(453.9)	(194.5)	36.2	1,743.6	2,889.5	(1,145.9)
Total	2,560.3	(72.5)	1,637.7	(845.5)	(184.8)	(0.8)	3,094.4	5,587.8	(2,493.4)

								Carrying amount
	At December 31, 2022	Effects of movements in foreign exchange in the balance sheet	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Buildings	1,350.8	(49.5)	355.0	(451.8)	(30.5)	(1.8)	1,172.2	2,925.9	(1,753.7)
Machinery, vehicles and others	1,743.6	(32.7)	1,329.3	(773.9)	(475.5)	4.5	1,795.3	3,534.4	(1,739.1)
Total	3,094.4	(82.2)	1,684.3	(1,225.7)	(506.0)	2.7	2,967.5	6,460.3	(3,492.8)

AMBEV S.A.

Accounting Policies

Property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing costs incurred during the construction period and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management (e.g., nonrefundable tax, transportation and the costs of dismantling, removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as an acquired asset. The depreciation methods, residual value, as well as the useful lives are reassessed and adjusted if appropriate, on an annual basis. Property, plant and equipment, and depreciation include the effects of using the predecessor basis of accounting (Note 3.2.5.1).

a.1) Subsequent expenditure

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits of the component will flow to the Company and the cost of the component can be measured reliably. All other costs are expensed as incurred.

a.2) Depreciation

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

The assets’ residual values and useful lives are reviewed when necessary.

a.3) Gains and losses on sale

Gains and losses on sales are determined by comparing the results with the carrying amounts and are recognized in Other operating income/(expenses) in the income statement.

b) Leases

With the adoption of IFRS 16 – Leasings, the Company begun to recognize a right-of-use asset and a liability at the date of the beginning of the lease term.

The Company recognizes the right-of-use asset and a corresponding lease liability related to all lease contracts which is the lessee, except for short-term leases (defined as leases with terms of 12-month or less) and leases of low value assets. To these leases, Company recognizes the lease payments as operating expense during the lease course.

The right-of-use asset is initially measured at cost, which includes the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date. The asset is subsequently depreciated on a straight-line basis over the lease term or until the end of the asset's useful life.

AMBEV S.A.

Currently, the main leases by the Company are related to trucks, forklifts, real estate, commercial vehicles and industrial equipment contracts.

The lease liability is initially measured at lease payments present value, discounted by using the rate implicit in the lease. If the rate cannot be promptly determined, Company uses its incremental loan rate specific for the country, term and currency of the contract or other local criteria.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or known rate at the commencement date, and purchase options or extension options payments if the Company is reasonably certain to exercise these options. In general, the contracts establish an annual readjustment of payments according to the rates established in the contract.

A lease liability is remeasured upon a change in the lease term, or on the future payments or alteration of an index or rate used to determine payments, the corresponding adjustment is made to the related right-of-use asset.

The Company applies IAS 36 - Impairment of Assets to determine if right-of-use asset is subject to impairment and to record eventual losses by impairment.

The lease liability is disclosed at “Interest-bearing loans and borrowing” line and the right-of-use assets are disclosed at “Property, plant and equipment” line of the balance sheet.

15.	GOODWILL

	2023	2022

Balance at the end of the previous year	40,594.0	42,411.3
Effects of movements in foreign exchange in the balance sheet	(4,067.9)	(3,510.6)
Effect of application of IAS 29 (hyperinflation)	1,481.1	1,709.9
Acquisitions, (write-offs) and disposal through business combinations	(3.6)	(16.6)
Balance at the end of the year	38,003.6	40,594.0

AMBEV S.A.

The carrying amount of goodwill was allocated to the different cash generating unit (“CGU”) as follows:

	Functional currency	2023	2022

Brazil	BRL	17,698.8	17,702.4
Goodwill		102,941.4	102,945.0
Non-controlling transactions (i)		(85,242.6)	(85,242.6)

CAC:
Dominican Republic	DOP	3,805.5	4,231.6
Panama	PAB	1,682.9	1,813.8

Latin America - South:
Argentina	ARS	2,183.8	3,463.0
Bolivia	BOB	1,712.5	1,845.6
Chile	CLP	47.9	53.1
Paraguay	PYG	888.2	953.8
Uruguay	UYU	184.0	193.1

Canada	CAD	9,800.0	10,337.6
		38,003.6	40,594.0

(i)	This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

The assets with indefinite useful life represent approximately 29% of the total consolidated assets at December 31, 2023 (29% at December 31, 2022).

Accounting policies

Goodwill arises on acquisitions of subsidiaries, associates, and joint arrangements and is determined as the excess between: the sum of (i) the consideration paid in exchange for control of the acquiree; plus (ii) the amount of any non-controlling interests in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired and liabilities assumed, measured in accordance with IFRS 3 - Business Combination as at the date of acquisition.

Business combinations are recognized applying the investment cost allocation method. If the company's share of the net fair value of the recognized assets, liabilities, and contingent liabilities exceeds the cost of the business combination, such excess is immediately recognized in the income statement. In a business combination, the asset with indefinite useful life is allocated from the acquisition date to each CGU expected to benefit from the business combination synergies.

In compliance with IFRS 3, goodwill is carried at cost and not amortized, but is tested for impairment at least annually, or whenever there are indications that the CGU to which the goodwill has been allocated could be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint venture.

Goodwill is expressed in the functional currency of the CGU or joint operation to which it relates and translated into Reais using the year-end exchange rate.

AMBEV S.A.

Expenditure on internally generated goodwill is expensed as it is incurred.

Goodwill includes the effects of applying the predecessor basis of accounting (Note 3 (3.2.5.1)).

16.	IMPAIRMENT OF NON-FINANCIAL ASSETS

The Company cannot predict whether an event that could triggers impairment will occur, when it will occur or how it will affect the value of the asset reported. The Company believes that all its estimates are reasonable, are consistent with the Company’s internal reporting and reflect Management’s best estimates. However, inherent uncertainty exists which Management is not able to control. While changes in estimates could have a material impact on the calculation of fair values, and trigger impairment, the Company, based on the sensitivity analysis performed, is not aware of any reasonably possible changes in key assumptions that would cause a business unit’s carrying amount to exceed its recoverable amount.

For the year ended December 31, 2023, the Company performed impairment testing of the non-current assets of the Group (property, plant and equipment, intangible assets, goodwill, and right-of-use assets) for CGUs that had goodwill and assets with indefinite useful life allocated, as well as for other CGUs that showed indicators of impairment. The Company assesses internal and external sources of information as indicators, in accordance with IAS 36 - Impairment of Assets.

As a result of the impairment tests conducted, the Company did not identify any impairment or reversal of impairment losses scenario for any asset or CGU.

16.1 Assets with definite useful life

The company did not identify impairment indicators in the assets with definite useful life.

16.2 Assets with indefinite useful life

16.2.1 Methodology

The methodology used by the Company to determine the recoverable value of all its CGUs is the net fair value of selling expenses, using multiples of the profit before financial result, income tax and depreciation and amortization expenses (“EBITDA”), observed in the market for previous comparable business transactions in the domestic and international brewing industry. The values used by the Company for this approach are based on external sources of information. This measurement is classified at Level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable value was the EBITDA multiples of observable transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with invested capital that exceeds seven times their EBITDA should have their recoverable value determined using the value-in-use approach, to determine whether the value-in-use exceeds the carrying amount of the CGU. Based on the most recent analysis carried out by the Company, for 2023, only Chile and Panama met this criterion. Additionally, Brasil CGU was also included in the scope of testing, as it is the most representative CGU of the Group.

AMBEV S.A.

Thus, for Brazil, Panama and Chile CGUs, the Company also used discounted cash flow projections to determine the CGUs’ recoverable amounts, to corroborate the conclusions reached by applying the fair value less disposal costs approach that the carrying amount of these CGUs does not exceed their recognized accounting values.

16.2.2 Key assumptions

The key judgments, estimates and key assumptions used for the discounted free cash flow calculations for these CGUs were as follow:

▪	The first year of the model is based on management's best estimate of the free cash flow outlook for the current year.

▪	To the second year of the model, the free cash flow is based on AB InBev's strategic plan, as approved by key management. AB InBev's strategic plan is prepared on a per country basis, and is based on external sources of macroeconomic assumptions, industry trends, inflation and foreign exchange rates, experience and identified initiatives in terms of market share, revenue, variable and fixed costs, capital expenditure and working capital assumptions.

▪	From the third to the tenth year of the model, the cash flow is extrapolated using the growth in volumes, price indexes, and expected market share for each CGU. For Chile, the best estimates from local Management were considered.

▪	Projections are made in the functional currency of the business unit and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities of this metric.

Based on the cash flow analysis, the growth rates applied ranged from 1.2% to 8.1%.

The nominal WACC applied in the local currency for each CGU was as follows:

CGU	2023
Chile	9.83%
Panama	10.72%
Brazil	12.38%

Although Ambev believes that its judgments, assumptions and estimates are appropriate, actual results may differ from these estimates based on different assumptions or market or macroeconomic conditions.

16.2.3 Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was carried out for a 0.5 percentage point increase / decrease in the discount rate and growth rate. In any combination, the value of the cash flow is higher than its book value. As a result of this analysis, there is no need to record any provision to impairment from these assets.

Accounting Polices

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets without defined useful lives are reviewed, at least, at each reporting date to determine the existence of any indication of impairment. If there is any indication, the asset’s recoverable amount is estimated, and the non-recoverable amount is recognized as an impairment in the income statement. This assessment is performed for assets individually or for the smallest identifiable groups of assets that generate cash inflows independent of the cash inflows from other assets or other groups of assets, also referred to as CGUs.

AMBEV S.A.

Goodwill, intangible assets not yet available for use, and intangibles with indefinite useful lives, are tested for impairment at the business unit level (one level below the reportable segment level) at least annually, or whenever there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related CGU exceeds its recoverable amount. Impairment losses are recognized in the income statement.

An impairment loss is recognized whenever the carrying amount of an asset or the related CGU exceeds its recoverable amount. Impairment losses are recognized in the income statement. Intangible assets with an indefinite useful life are tested on a fair value approach applying multiples that reflect current market transactions to indicators that drive the profitability of the asset or the royalty stream that could be obtained from licensing the intangible asset to another party in an arm’s length transaction.

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

Impairment losses recognized in CGUs carrying amount of goodwill allocated to the CGUs and subsequently impact the carrying amount of the assets within the unit. Reversals of previously recognized impairments may occur, except for impairment losses related to goodwill due to expected future profitability. Non-financial assets are reviewed for the possible reversal of the impairment at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization.

AMBEV S.A.

17.	INTANGIBLES

									Carrying amount
	At December 31, 2021	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Additions	Transfers	Disposal	Amortization	At December 31, 2022	Acquisition cost	Depreciation
Brands	6,329.0	(1,096.2)	930.3	-	-	-	-	6,163.1	6,163.1	-
Intangibles	671.2	(44.7)	0.1	-	3.2	-	(58.1)	571.7	3,308.6	(2,736.9)
Software	1,129.7	(130.6)	126.9	6.9	1,402.3	-	(401.1)	2,134.1	4,353.9	(2,219.8)
Others	559.1	(96.0)	76.8	220.5	(364.1)	-	(43.0)	353.3	1,218.8	(865.5)
Total	8,689.0	(1,367.5)	1,134.1	227.4	1,041.4	-	(502.2)	9,222.2	15,044.4	(5,822.2)

									Carrying amount
	At December 31, 2022	Effects of movements in foreign exchange in the balance sheet	Effects of application of IAS 29 (hyperinflation)	Additions	Transfers	Disposal	Amortization	At December 31, 2023	Acquisition cost	Depreciation
Brands	6,163.1	(1,838.5)	808.6	73.9	-	-	-	5,207.1	5,207.1	-
Intangibles	571.7	(33.5)	-	869.3	-	-	(56.7)	1,350.8	4,087.0	(2,736.2)
Software	2,134.1	(344.6)	176.2	37.0	976.5	(0.9)	(573.5)	2,404.8	4,954.2	(2,549.4)
Others	353.3	(32.9)	11.0	487.7	317.0	(0.7)	(56.4)	1,079.0	1,837.9	(758.9)
Total	9,222.2	(2,249.5)	995.8	1,467.9	1,293.5	(1.6)	(686.6)	10,041.7	16,086.2	(6,044.5)

AMBEV S.A.

Intangibles with indefinite useful life

The carrying value of intangible assets with indefinite useful lives classified as brands were allocated to the following CGUs:

	2023	2022
Argentina	1,303.7	2,019.2
Bolivia	830.0	894.5
Brazil	73.9	-
Canada	195.7	206.4
Chile	70.7	78.5
Luxembourg	339.6	339.6
Paraguay	504.7	542.7
Dominican Republic	1,431.5	1,593.0
Panama	333.0	358.8
Uruguay	124.3	130.4
	5,207.1	6,163.1

Intangible assets with indefinite useful lives have been tested for impairment on a CGU level basis, which is consistent with the approach described in Note 16 – Impairment of Non-Financial assets.

The Company is implementing a new version of its principal enterprise resource planning (ERP) - S4/Hana, an SAP platform, whose capitalizable investments are recognized as intangible assets in the software line. The implementation is necessary to update and improve the company's technological environment. In the context of the implementation, several assessments were carried out by Management, including from the perspective of internal controls, to mitigate risks connected to this type of upgrade, such as operational risks, operational disruption, data integrity and regulatory compliance.

Accounting policies

The intangibles are recognized at cost of acquisition, net of accumulated amortization and impairment losses.

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Licenses, supply, and distribution rights are amortized over the period for which the rights exist, based on the contract terms, which vary, in general, from 1 to 8 years. Brands are considered to have indefinite lives, and therefore, are not amortized. Software and capitalized development costs related to technology are amortized over a period of 3 to 10 years. Items that are not amortized are tested for impairment on an annual basis

Net gains on sales of intangible assets are disclosed in the income statement as other operating income. Net losses on sales are included as other operating expenses. Net gains and losses are recorded in income statement when control is transferred to the buyer, the counterpart recovery is possible and associated costs can be reliably estimated

(a) Brands

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

AMBEV S.A.

When a portion of the consideration paid in a business combination relates to brands, this is recognized in a specific Intangible Assets account, and measured at fair values as at the acquisition date. Subsequently, the value of brands can be reduced in the case of impairment losses. Internally generated expenditure for brand development is recognized within expenses.

(b) Software

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

(c) Commercial intangibles

The Company recognizes supply rights, which consists in the right that Company has to supply for a customer and the commitment from the customer to buy Company’s products. And distribution rights that are the rights of selling specific products in a given territory.

(d) Other intangible assets

Other intangible assets also include multi-year sponsorship rights acquired by the Company. These are initially recognized at the present value of the future payments and subsequently measured at cost less accumulated amortization and impairment losses.

18.	RECOVERABLE TAXES

	2023	2022
PIS/COFINS exclusion of ICMS (i)	6,490.4	5,992.8
ICMS	436.5	423.2
Income tax and social contributions recoverable	4,087.0	4,607.5
Other	311.2	292.8
Non-current	11,325.1	11,316.3

PIS/COFINS exclusion of ICMS (i)	219.0	73.5
PIS/COFINS	170.4	242.7
ICMS	426.9	542.2
IPI	112.5	131.0
Income tax and social contributions recoverable	2,436.6	1,808.7
Other	70.3	55.4
Current	3,435.7	2,853.5

Total	14,760.8	14,169.8

(i)	As detailed in Note 27.2 - Contingencies, the Company recognized PIS and COFINS credits arising from the exclusion of ICMS from the substitution of tax basis for contribution.

AMBEV S.A.

Accounting policies

Recognition of assets and liabilities relating to extemporaneous tax debits or credits

The accounting policy applied by the Company considers the extemporaneous tax credits and debits of any nature as determined by IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, except for income taxes, for which the policy disclosed in note 13 – Income tax and social contribution is applied.

According to this policy, tax credits are recognized only when Management (i) has elements that guarantee that the credit is virtually certain; and (ii) the amount to be offset or refunded can be reliably measured. In cases where the recovery of the asset is probable, or the amount cannot be reliably measured, the amounts are not recognized in the account, but presented in Note 27 - Provisions, Contingent Liabilities and Contingent Assets related to contingent assets. Management understands that, in cases of lawsuits involving contingent assets, a final and unappealable decision on the specific lawsuit of the Company is required to confirm the existence of its rights, except where specific circumstances pertinent to the case allow the recognition of its rights with sufficient objectivity and reliability.

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

Debts of the same nature are recognized if (i) they arise from a past event; (ii) there is a present obligation; (iii) the expected outflow of resources is probable and (iv) the amounts are reliably estimated. If the expectation of disbursement is possible or the amount cannot be reliably measured, the amounts are presented in Note 27.2 - Contingencies.

Both contingent assets and liabilities are assessed periodically to ensure that they are appropriately reflected and disclosed in the financial statements.

The accounting policy for the recognition of assets and liabilities of extemporaneous tax credits and debits of any nature are recorded as “Other operating income/(expenses)”, except for amnesty payments, which are recorded as exceptional items, given their one-off nature.

19.	INVENTORY

	2023	2022

Finished goods	2,990.3	4,094.0
Work in progress	826.5	845.7
Raw materials and consumables	4,599.9	6,798.3
Spare parts and others	806.9	986.9
Prepayments	537.9	358.3
Impairment losses	(142.5)	(160.2)
	9,619.0	12,923.0

The changes in impairment losses on inventory, are as follows:

	2023	2022
Beginning balance	(160.2)	(157.8)
Effects of movements in foreign exchange in the balance sheet	12.9	17.8
Provisions	(262.9)	(305.8)
Write-off	267.7	285.6
Final balance	(142.5)	(160.2)

AMBEV S.A.

Accounting policies

Inventory is initially recorded at the acquisition cost and subsequent valued at the lower of their cost and net realizable value. Cost includes expenditure incurred to acquire the inventory, non-recoverable taxes, and the costs to bring it to the location and condition required for use. The weighted average method is used to determine the cost of inventory.

The cost of finished products and work in progress includes raw materials, other production materials, direct labor, other direct costs, gains and losses on derivative financial instruments, and an allocation of fixed and variable overheads based on the normal operating capacity. Fixed costs not allocated or idle costs not held in inventory, are recognized directly in the income statement, as determined by IAS 2- Inventories

.

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

Provisions for impairment losses are constituted, when necessary, in compliance with write-offs, slow moving and obsolete inventory of Company’s policies.

20.	TRADE RECEIVABLES

	2023	2022

Trade receivables	6,225.8	5,737.5
Bad debt provision	(721.0)	(679.1)
Net, trade receivables	5,504.8	5,058.4
Related parties (Note 30)	236.7	290.7
Total current trade receivables	5,741.5	5,349.1

The details of the aging of the Company’s current trade receivables are as follows:

	2023			2022
	Trade receivables	Bad debt provision	Trade receivables, net	Trade receivables	Bad debt provision	Trade receivables, net
No past due	5,129.5	-	5,129.5	4,573.0	-	4,573.0
Past due – within 30 days	283.4	-	283.4	343.8	-	343.8
Past due – between 31 - 60 days	66.3	-	66.3	100.5	(0.3)	100.2
Past due – between 61 - 90 days	33.2	(7.7)	25.5	49.4	(10.8)	38.6
Past due – between 91 - 180 days	6.5	(6.4)	0.1	19.3	(16.5)	2.8
Past due – between 181 - 360 days	46.6	(46.6)	-	40.2	(40.2)	-
Past due over 360 days	660.3	(660.3)	-	611.3	(611.3)	-
Net carrying amount as of December 31,	6,225.8	(721.0)	5,504.8	5,737.5	(679.1)	5,058.4

AMBEV S.A.

The changes of the estimated loss for doubtful debts, are as follows:

	2023	2022
Beginning balance	(679.1)	(668.3)
Effects of movements in foreign exchange in the balance sheet	12.3	14.0
Additions	(103.6)	(47.0)
Reversals	8.3	1.7
Write-off	41.1	20.5
Final balance	(721.0)	(679.1)

The Company’s exposure to credit risks, currency and interest rate risks is disclosed in Note 28 - Financial instruments and risks.

Accounting policies

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

If security receiving deadline is equal or less than a year, trade receivables are categorized in current assets. Otherwise, its disclosed in non-current assets.

21.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

21.1 Cash and equivalents

	2023	2022
Short-term bank deposits (i)	8,973.6	8,655.2
Current bank accounts	6,818.3	5,990.3
Cash	267.1	280.9
Cash and cash equivalents	16,059.0	14,926.4

Bank overdrafts	-	(74.3)
Cash and cash equivalents less bank overdraft	16,059.0	14,852.1

(i)	The balance refers mostly to Bank Deposit Certificates (“CDB”), with high liquidity, which are readily convertible into known amounts of cash, and which are subject to an insignificant risk of change in value.

The cash and cash equivalents balance include the amount to R$ 3,768 million in December 31, 2023 (R$3,083 million in December 31, 2022), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina, although available for use in the local operations of the subsidiaries in question.

AMBEV S.A.

21.2 Investment securities

Investment_securities	2023	2022

Investment on debt securities (i)	242.2	219.1
Non-current investment securities	242.2	219.1

Financial assets at fair value through profit or loss	277.2	454.5
Current investment securities	277.2	454.5

Total	519.4	673.6

(i)	The balance refers substantially to financial investments linked to tax incentives that do not have immediate convertibility into a known amount of cash.

Accounting policies

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly with due date until 90 days, liquid investments with an insignificant risk of changes in value which are readily convertible into cash. They are stated at their face value, which approximates the fair value.

Other financial investments that do not satisfy the classification criteria as cash equivalents, for example, with maturities superior to 90 days from the date they were contracted, are presented as financial investments. These assets are initially measured at fair value and, depending on how these resources are managed and the characteristics of the contractual cash flows, their category may change:

•	Amortized cost: "non-derivative" financial assets for which the purpose of the business model is to hold the assets in order to receive the contractual cash flows on specific dates (principal and interest).

•	Fair value through profit or loss: financial assets for which the Company's objective is to receive a sale. They are presented in current assets based on their expected realization.

Cash and cash equivalents and short-term investments are held at financial institutions with low credit risk, based or domiciled in Brazil or abroad. For the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

AMBEV S.A.

22.	CHANGES IN EQUITY

22.1 Issued capital

At 31 December 2023, the authorized share capital, fully subscribed and paid-in, in the amount of R$58,177.9 (R$58,130.5 in 2022 and R$58,042.5 in 2021) in the amount of 15,753.8 common shares (15,750.2 in 2022 and 15,744.5 in 2021) book entry, nominative, without nominal value, thus distributed:

	2023		2022		2021
Shareholder	Million common shares	%	Million common shares	%	Million common shares	%
Interbrew International B.V.	8,441.7	53.6%	8,441.8	53.6%	8,441.9	53.6%
Ambrew S.A.R.L.	1,287.7	8.2%	1,287.7	8.2%	1,287.0	8.2%
Fundação Zerrenner	1,610.0	10.2%	1,610.0	10.2%	1,610.0	10.2%
Mercado	4,410.0	28.0%	4,402.2	27.9%	4,399.7	27.9%
Tesouraria	4.4	0.0%	8.5	0.1%	5.8	0.0%
	15,753.8	100.0%	15,750.2	100.0%	15,744.4	100.0%

		2023		2022		2021
	Million common shares	Million Reais	Million common shares	Million Reais	Million common shares	Million Reais

Beginning balance	15,750.2	58,130.5	15,744.4	58,042.5	15,735.1	57,899.1
Capital increase (i)	3.6	47.4	5.8	88.0	9.3	143.4
Final balance	15,753.8	58,177.9	15,750.2	58,130.5	15,744.4	58,042.5

(i) Capital increase related to the issue of shares.

22.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2021	(941.7)	53,662.8	700.9	1,563.6	54,985.6
Capital Increase	(60.0)	-	-	(74.4)	(134.4)
Purchases of shares, results of treasury shares and share-based payments	(36.1)	-	-	372.1	336.0
At December 31, 2021	(1,037.8)	53,662.8	700.9	1,861.3	55,187.2
Capital Increase	-	-	-	(64.2)	(64.2)
Purchases of shares, results of treasury shares and share-based payments	(35.6)	-	-	252.4	216.8
At December 31, 2022	(1,073.4)	53,662.8	700.9	2,049.5	55,339.8
Capital Increase	-	-	-	(32.9)	(32.9)
Purchases of shares, results of treasury shares and share-based payments	61.6	-	-	111.2	172.8
At December 31, 2023	(1,011.8)	53,662.8	700.9	2,127.8	55,479.7

AMBEV S.A.

22.2.1 Purchase of shares and result of treasury shares

Treasury shares represent the Company’s own issued shares reacquired by the Company, and the results of treasury shares related to gains and losses on share-based payment transactions and others. The changes in treasury shares are as follow:

	Acquisition /realization of shares		Result of Treasury Shares	Total Treasury Shares
	Million shares	Million Brazilian Reais	Million shares	Million Brazilian Reais
At January 1, 2021	0.2	(3.2)	(938.5)	(941.7)
Changes during the year	5.6	(95.1)	(1.0)	(96.1)
At December 31, 2021	5.8	(98.3)	(939.5)	(1,037.8)
Changes during the year	2.7	(33.5)	(2.1)	(35.6)
At December 31, 2022	8.5	(131.8)	(941.6)	(1,073.4)
Changes during the year	(4.1)	68.8	(7.2)	61.6
At December 31, 2023	4.4	(63.0)	(948.8)	(1,011.8)

22.2.2 Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or for the redemption, reimbursement or repurchase of shares.

22.2.3 Share-based payment

Different share-based payment programs and stock purchase option plans allow the senior management from Ambev’s economic group to acquire shares in the Company. The share-based payment reserve recorded a charge of R$331.6 in 2023 (R$313.9 and R$387.6 in 2022 and 2021, respectively) (Note 25 - Share-based payments).

22.3 Net income reserves

	Net income reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2021	14,511.1	4.5	11,404.4	25,920.0
Fiscal incentive reserve	-	-	1,423.5	1,423.5
Investments reserve	3,848.1	-	-	3,848.1
At December 31, 2021	18,359.2	4.5	12,827.9	31,191.6
Fiscal incentive reserve	-	-	2,018.7	2,018.7
Investments reserve	3,696.7	-	-	3,696.7
At December 31, 2022	22,055.9	4.5	14,846.6	36,907.0
Fiscal incentive reserve	-	-	2,552.7	2,552.7
Investments reserve	3,730.2	-	-	3,730.2
At December 31, 2023	25,786.1	4.5	17,399.3	43,189.9

22.3.1 Investments reserve

From the net income after applicable deductions, there will be a target allocating of no more than 60% (sixty per cent) of the adjusted net profit to the investment reserve, to be used to support future investments.

AMBEV S.A.

22.3.2 Legal reserve

From the net income, 5% will be applied before any other allocation, to the legal reserve, which cannot exceed 20% of the issued capital. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the issued capital.

22.3.3 Tax incentives

The Company recognizes annually in its equity, in the net income reserves line, the fiscal incentives regarding tax benefits at the government subsidies for the current year.

In general, these incentives are related to industrial development programs that aim to generate employment, promote regional decentralization, and complement and diversify the industrial base of the states. In these states, the grace periods and use and reductions are set out under the respective state normative acts, and when conditions for obtaining these grants exist, they are under Company’s control. The treatment of incentives complies with the provisions of current federal, state and municipal legislation, in particular set by Complementary Federal Law 160/2017 and by Convênio CONFAZ 190/2017. Due to change in article 30 of Federal Law 12,973/14 by Complementary Federal Law 160/2017, state fiscal incentives related to sales taxes are recognized as government subsidies for investments. in line with the interpretation of the Superior Court of Justice manifested mainly in the judgment of ERESP No. 1.517.492/PR, as well as in the judgment of Theme No. 1.182 and of the Federal Supreme Court, according to the manifestations expressed in the judgment of Theme 843.

22.3.4 Interest on shareholders’ equity / dividends

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

Events during the year ended 2023:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/12/2023	Interest on shareholder´s equity	12/28/2023	2023	ON	0.7302	11,500.2
							11,500.2

Distribution of interest on shareholders’s equity. In accordance with Operations and Finance Committee recommendation at the meeting held on December 12, 2023, was approved the distribution of interest on shareholder’s equity in the amount of R$0.7302 per share, based on available balances, in the Company’s extraordinary balance sheet dated as of November 30, 2023, (the survey of which was approved by the Board of Directors at the meeting held on December 12, 2023) and in the Company’s investment reserve, pursuant to the balance sheet dated as of December 31, 2022, which were attributed to the minimum mandatory dividends of the same fiscal year. The interest on shareholder’s equity distribution was taxed pursuant to the applicable law, which resulted in a net interest on shareholder’s equity distribution of R$0.6207 per share of, except for shareholders that are corporate entities that are immune or exempted pursuant to article 5 of Law 11,053/04, as amended by Law 11,196/05.

AMBEV S.A.

The indicated payment was made on December 28, 2023, considering the shareholding position of December 19, 2022, with respect to B3, and December 26, 2023, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Events during the year ended 2022:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/06/2022	Interest on shareholder´s equity	12/29/2022	2022	ON	0.7623	11,999.8
							11,999.8

Distribution of Dividends in accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting of the Board of Directors held on December 5, 2022, was approved the distribution of dividends of R$0.7623 per share, based on available balance and the Company’s extraordinary balance sheet dated as of October 31, 2022 and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding in accordance with current legislation. The distribution of interest on shareholder’s equity was taxed pursuant to applicable law, which resulted in a net distribution of interest on shareholder’s equity of R$0.6480 per share of the Company in 2022.

The indicated payment was made on December 29, 2022, considering the shareholding position of December 19, 2022, with respect to B3, and December 21, 2022, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Events during the year ended 2021:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/09/2021	Dividends	12/30/2021	2021	ON	0.1334	2,099.5
Board of Directors Meeting	12/09/2021	Interest on shareholder´s equity	12/30/2021	2021	ON	0.4702	7,400.1
							9,499.6

Distribution of Dividends in accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting of the Board of Directors held on December 07, 2021, was approved the distribution of dividends of R$0.1334 per share, based on available balance and the Company’s extraordinary balance sheet dated as of November 30, 2021 and attributed to the minimum mandatory dividends for the same fiscal year, without income tax withholding in accordance with current legislation.

The indicated payment was made on December 30, 2021, considering the shareholding position of December 17, 2021, with respect to B3, and December 21, 2021, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

Distribution of interest on shareholder’s equity in accordance with the recommendation of the Operations, Finance and Compensation Committee at a meeting of the Board of Directors held on December 7, 2021, was approved the distribution of interest on shareholder’s equity of R$0.4702 per share, based on available balance and the Company’s extraordinary balance sheet dated as of November 30, 2021, and attributed to the minimum mandatory dividends for the same fiscal year. The distribution of interest on shareholder’s equity was taxed pursuant to applicable law, which resulted in a net distribution of interest on shareholder’s equity of R$0.3996 per share.

AMBEV S.A.

The indicated payment was made on December 30, 2021, considering the shareholding position of December 17, 2020, with respect to B3, and December 21, 2021, with respect to the New York Stock Exchange - NYSE, without any monetary adjustment.

22.3.5 Destinations

At December 31, 2023, the Company has made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The dividends payments made up to December 31, 2023, were approved at the Board of Directors’ Meeting.

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

	2023	2022	2021
Net income, attributable to equity holders of Ambev	14,501.9	14,457.9	12,671.0
Prescribed/(complementary) dividends	-	20.9	24.7
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	11.8	11.8	11.8
Effect of application of IAS 29 (hyperinflation)	3,269.4	3,224.4	2,063.7
Retained earnings basis for dividends and destinations	17,783.1	17,715.0	14,771.2

Dividends and interest on capital distributed and accrued for distribution based on the net income for the year
Dividends and interest on capital paid based on profit	11,500.2	11,999.8	9,499.6
Total of dividends and interest on capital	11,500.2	11,999.8	9,499.6
Percentage of distributed profit	65%	68%	64%

AMBEV S.A.

22.5 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put option granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Business combination	Accounting adjustments for transactions between shareholders	Total

At January 1, 2021	11,076.5	744.5	(1,473.3)	(4.8)	(73.8)	156.1	(75,414.2)	(64,989.0)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	2,449.7	-	-	-	-	-	-	2,449.7
Cash flow hedges	-	480.8	-	-	-	-	-	480.8
Actuarial gains/(losses)	-	-	341.8	-	-	-	-	341.8
Total Comprehensive income	2,449.7	480.8	341.8	-	-	-	-	3,272.3
Options granted on subsidiaries	-	-	-	(1.9)	-	-	-	(1.9)
Gains/(losses) of controlling interest	-	-	-	-	(46.2)	-	-	(46.2)
Tax on deemed dividends	-	-	-	-	(1.7)	-	-	(1.7)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2021	13,526.2	1,225.3	(1,131.5)	(6.7)	(121.7)	156.1	(75,426.0)	(61,778.3)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(6,772.2)	-	-	-	-	-	-	(6,772.2)
Cash flow hedges	-	(316.7)	-	-	-	-	-	(316.7)
Actuarial gains/(losses)	-	-	466.5	-	-	-	-	466.5
Total Comprehensive income	(6,772.2)	(316.7)	466.5	-	-	-	-	(6,622.4)
Gains/(losses) of controlling interest	-	-	-	-	(2.8)	-	-	(2.8)
Tax on deemed dividends	-	-	-	-	(6.2)	-	-	(6.2)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2022	6,754.0	908.6	(665.0)	(6.7)	(130.7)	156.1	(75,437.8)	(68,421.5)
Comprehensive income:
Gains/(losses) on the translation of foreign operations	(9,212.4)	-	-	-	-	-	-	(9,212.4)
Cash flow hedges	-	(210.8)	-	-	-	-	-	(210.8)
Actuarial gains/(losses)	-	-	(13.2)	-	-	-	-	(13.2)
Total Comprehensive income	(9,212.4)	(210.8)	(13.2)	-	-	-	-	(9,436.4)
Options granted on subsidiaries	-	-	-	6.7	-	-	-	6.7
Gains/(losses) of controlling interest	-	-	-	-	(2.6)	-	-	(2.6)
Tax on deemed dividends	-	-	-	-	(12.4)	-	-	(12.4)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2023	(2,458.4)	697.8	(678.2)	-	(145.7)	156.1	(75,449.6)	(77,878.0)

AMBEV S.A.

22.5.1 Translation reserves

The translation reserves comprise all foreign currency exchange differences arising from the translation of the financial statements with a functional currency different to the Real.

The translation reserves also comprise the portion of the gain or loss on the foreign currency liabilities and on the derivative financial instruments determined to be effective net investment hedges.

22.5.2 Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges to the extent that the hedged risk has not yet impacted profit or loss (for additional information, see Note 28 - Financial instruments and risks).

22.5.3 Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a monthly considering the best estimates available to Management, reasoned on the expectations presented in the independent actuarial report. There was no actuarial gain or loss due to a surplus or deficit in 2023.

22.5.4 Accounting adjustments for transactions between shareholders

Transactions between shareholders of the same business, even when carried out between persons who are totally independent of each other, which have a valid economic rationale and reflect usual market conditions, will be consolidated by the applicable accounting standards as having taken place within the same accounting entity.

As determined by IFRS 10, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev, and the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

Accounting policies

Issued capital and treasury shares

The Company's issued capital consists only of common shares. The Company holds treasury shares for future disposal, cancellation or for the payment of its executives' share-based compensation programs. When the Company buyback its own shares, the amount paid, including directly attributable costs, are recognized in a specific account under treasury shares as a reduction of shareholders' equity.

Share issuance costs

Incremental costs directly attributable to the issuance of new shares or options are presented in equity as a deduction, net of tax, from the proceeds.

AMBEV S.A.

Dividends and interest on shareholder’s equity

Dividends and interest on shareholders’ equity are recognized in liabilities from the date on which they are approved by a Board of Directors’ Meeting, except for the minimum statutory dividends provided for under the Company’s bylaws, which are recognized as a liability, when applicable, at the end of each fiscal year.

The interest expense attributable to capital to shareholders is recognized in income for the purposes of the calculation of Brazilian income and social contribution tax and is subsequently reclassified from shareholders' equity for presentation purposes in the financial statements.

The projected effect of the deductibility of interest on shareholder´s equity is recognized in the interim financial statements in order to obtain the best estimate of the weighted average effective income tax rate expected for the full fiscal year, in accordance with IAS 34- Interim Financial Reporting.

23.	INTEREST-BEARING LOANS AND BORROWING

	2023	2022

Secured bank loans	111.6	126.2
Other secured loans (i)	279.4	328.1
Lease liabilities	1,812.0	2,333.8
Non-current liabilities	2,203.0	2,788.1

Secured bank loans	14.9	54.5
Other secured loans (i)	136.3	144.5
Lease liabilities	1,146.9	783.6
Current liabilities	1,298.1	982.6

Total	3,501.1	3,770.7

(i)	Nomenclature modified to Other secured loans, including for comparative purposes.

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in Note 28 - Financial instruments and risks.

AMBEV S.A.

At December 31, 2023, and 2022 the Company’s debts were exposed to the following interest rates:

		2023			2022
Debt instruments	Average rate %	Current	Non-current	Average rate %	Current	Non-current
Debt denominated in US Dollars - fixed rate	14.00%	0.0	-	14.00%	6.2	-
Other Latin American currencies - fixed rate	11.48%	124.6	281.0	10.39%	98.8	322.5
Debt denominated in CAD Dollars - fixed rate	5.63%	130.1	350.2	5.32%	123.3	387.7
Reais denominated floating rate (TJLP and TR)	9.47%	13.4	111.6	9.61%	12.3	125.1
Reais debt - ICMS fixed rate	2.95%	103.2	194.3	2.95%	113.3	266.4
Reais debt - ICMS floating rate	6.56%	33.0	85.1	6.97%	31.1	61.7
Reais debt - fixed rate	11.17%	893.7	1,180.7	9.43%	597.6	1,624.7
Total		1,298.1	2,203.0		982.6	2,788.1

23.1 Changes in liabilities arising from financing activities

The tables below detail the changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flow was, or future cash flow will be classified in the company’s consolidated statement of cash flow from financing activities.

	2023		2022
	Non - current liabilities	Current liabilities	Non - current liabilities	Current liabilities
Beginning balance	2,788.1	982.6	2,253.5	847.1
Proceeds	49.8	-	267.0	7.9
Payments	(0.8)	(226.6)	-	(230.2)
Foreign exchange	(52.8)	(19.6)	(56.8)	(17.4)
Transfers between current and non-current	(1,238.0)	1,238.0	(761.0)	761.0
New lease agreements	629.5	524.4	905.3	469.2
Interest on leases	-	193.1	-	159.3
Lease Payments	-	(1,373.2)	-	(1,014.0)
Other movements	27.2	(20.6)	180.1	(0.3)
Final balance	2,203.0	1,298.1	2,788.1	982.6

23.2 Maturity of contracts

The above amounts have the following expect payment flow:

						Balance as of December 31, 2023
	2024	2025	2026	2027	> 2028	2023	2022
Secured bank loans	14.9	14.7	16.1	36.8	44.0	126.5	180.7
Other secured loans (i)	136.3	151.5	114.8	3.7	9.3	415.7	472.7
Lease liabilities	1,146.9	481.8	472.4	385.0	472.8	2,958.9	3,117.3
	1,298.1	648.0	603.3	425.5	526.1	3,501.1	3,770.7

(i)	Nomenclature modified to Other secured loans, including for comparative purposes.

AMBEV S.A.

23.3 Contractual clauses (Covenants)

As at December 31, 2023, as well as at December 31, 2022, the Company's loans had equal rights to payment without subordination clauses between them.

Most loan contracts contain contractual covenants, such as: actions that can reduce the ability to pay the loans; maintenance of the Company's assets, purposing to assure that all remain under usage condition; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet; no prohibitions related to new guarantees for loans contracted.

These clauses are applicable from the date of execution and effectiveness of each contract to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and /or its subsidiaries or the rights of its creditors, contractual penalties may be applied, including the early maturity of the respective contract.

In certain contracts, in the event of occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual defaults, in order to avoid any penalties resulting from the breach of its obligations. As of December 31,2023, as well as at December 31, 2023, the Company followed all of its contractual obligations for its loans and financing.

23.4 Guarantees and contractual counterparts

The loans and financing contracted by the Company provide for the provision of various guarantees, such as sureties and real estate, or are unsecured, except in relation to the FINAME credit lines contracted by the Company with the National Bank for Economic and Social Development ("BNDES"), in which real guarantees were provided on the assets acquired with the credit granted. These loans contracted with BNDES are subject to certain “provisions applicable to agreements entered into with BNDES” (“Provisions”) and, according to these Provisions, the borrowers, such as the Company, may not, without the prior consent of BNDES, for instance: (i) raise new loans (except for the loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any items of their fixed assets (except as provided for within the Provisions).

In relation to regarding the tax incentives on financing or subsidized loans, these are subject to the fulfillment of several commitments according to the legislation or contracts upon which those incentives are based on, such as (i) maintaining or generating jobs in the long term; (ii) realization of investments; (iii) increase in production capacity; (iv) ICMS collection commitments; (v) maintaining tax compliance; among others, obligations that refer to facts under the Company’s control. These commitments are applicable as from the signature date of the respective contracts related to fiscal benefits.

23.5 Leasing contracts for term and discount rate

The average discount rate applied for IFRS 16, using the incremental rate was as follows:

Rate %
Lease Term	2023
2023 - 2027	11.15%
2028 - 2035	11.48%

AMBEV S.A.

Accounting policies

Interest-bearing loans and borrowing are recognized initially at fair value less attributable transaction costs. Subsequent to their initial recognition, interest-bearing loans and borrowing are stated at amortized cost, with any differences between the initial and maturity amounts recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset which requires a substantial period to prepare for its intended use or sale, are capitalized as part of the cost of that asset when it is probable that the future economic benefits associated with the item will flow to the Company, and the costs can be measured reliably. Other borrowing costs are recognized as finance expenses in the period in which they are incurred.

The accounting policy applied to lease liabilities is disclosed in note 13 - Property, plant and equipment.

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

24.1 Defined contribution plans

These plans are funded by the participants and the sponsor and are managed by administered pension funds. During 2023, the Company contributed R$91.3 (R$82.0 and R$74.1 during 2022 and 2021) to these funds, which was recorded in expenses. Once the contributions have been paid, the Company has no further payment obligations.

AMBEV S.A.

24.2 Defined benefit plans

At December 31, 2023, 2022 and 2021 the net liability for defined benefit plans consists of the following:

	2023	2022	2021
Present value of funded obligations	(5,365.5)	(5,476.5)	(7,354.3)
Fair value of plan assets	4,604.6	4,543.3	5,638.0
Present value of net obligations	(760.9)	(933.2)	(1,716.3)
Present value of unfunded obligations	(917.2)	(921.0)	(1,165.4)
Present value of net obligations	(1,678.1)	(1,854.2)	(2,881.7)
Asset ceiling	(182.6)	(163.3)	(180.1)
Net liabilities	(1,860.7)	(2,017.5)	(3,061.8)
Other long term employee benefits	(93.9)	(87.1)	(104.3)
Total employee benefits	(1,954.6)	(2,104.6)	(3,166.1)
Employee benefits amount in the balance sheet
Liabilities	(2,011.9)	(2,161.2)	(3,194.0)
Assets	57.3	56.6	27.9
Net liabilities	(1,954.6)	(2,104.6)	(3,166.1)

The changes in the present value of the defined benefit obligations were as follow:

	2023	2022	2021
Defined benefit obligation at January 1	(6,397.5)	(8,519.7)	(8,777.6)
Service costs	(30.8)	(47.0)	(58.0)
Interest costs	(413.2)	(353.2)	(324.3)
Gains and (losses) on settlements or reductions in benefits	9.2	3.8	3.6
Contributions by plan participants	(4.2)	(5.6)	(6.9)
Actuarial gains and (losses) - geographical assumptions	11.5	-	52.3
Actuarial gains and (losses) - financial assumptions	(297.0)	1,333.6	726.8
Experience adjustments	91.2	(171.5)	(213.0)
Reclassifications	-	-	(1.0)
Effect of exchange rate fluctuations	216.7	787.7	(495.3)
Benefits paid	531.4	574.4	573.7
Defined benefit obligation at December, 31	(6,282.7)	(6,397.5)	(8,519.7)

AMBEV S.A.

The changes in the fair value of plan assets are as follow:

	2023	2022	2021
Fair value of plan assets at January 1	4,543.3	5,638.0	5,533.3
Interest income	318.1	262.1	223.9
Administrative costs	(5.2)	(5.2)	(5.8)
Expected return, excluding interest income	101.7	(614.6)	(148.3)
Contributions by employer	280.5	316.0	342.0
Contributions by plan participants	4.6	5.8	7.1
Exchange differences	(102.0)	(482.6)	263.1
Curtailments, settlements and other	(4.8)	(1.8)	(3.6)
Benefits paid, excluding administrative costs	(531.6)	(574.4)	(573.7)
Fair value of plan assets at December, 31	4,604.6	4,543.3	5,638.0

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

The present value of funded obligations includes R$633.3 at December 31, 2023 (R$665.4 at December 31, 2022, and R$603.9 at December 31, 2021) of two health care plans for which the benefits were provided directly by Fundação Zerrenner.

The real return on plan assets generated at December 31, 2023, was a gain of R$419.7 (a loss of R$(352.5) at December 31, 2022, and a gain of R$75.5 at December 31, 2021).

At December 31, 2023, the Company recorded R$57.3 (R$56.6 at December 31, 2022, and R$27.9 at December 31, 2021) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2023	2022	2021
Asset ceiling impact at January 1	56.6	27.9	33.6
Interest income/(expenses)	4.9	-	1.3
Change in asset ceiling excluding amounts included in interest income/(expenses)	(0.1)	30.2	(9.0)
Effects of exchange rate fluctuations	(4.1)	(1.5)	2.0
Asset ceiling impact at December 31	57.3	56.6	27.9

AMBEV S.A.

The income/(expense) recognized in the income statement with regard to defined benefit plans is detailed as follows:

	2023	2022	2021
Current service costs	(30.8)	(47.0)	(58.0)
Administrative costs	(5.2)	(5.2)	(5.8)
(Gains) losses on settlement and curtailment	4.7	2.2	1.2
Income from operations	(31.3)	(50.0)	(62.6)
Financial costs	(114.3)	(107.8)	(115.6)
Total employee benefit expenses	(145.6)	(157.8)	(178.2)

The employee benefit revenue/(expenses) is included in the following line items in the income statement:

	2023	2022	2021
Other operating income/(expenses)	-	(0.1)	(0.2)
Cost of sales	(15.1)	(26.4)	(33.0)
Commercial expenses	(7.3)	(9.4)	(11.7)
Administrative income/(expenses)	(8.9)	(14.1)	(17.7)
Financial expense	(114.3)	(107.8)	(115.6)
	(145.6)	(157.8)	(178.2)

The assumptions used in the calculation of the obligations are as follow:

	2023 (i)	2022 (i)	2021 (i)
Discount rate	4.6% to 11.7%	5.1% to 11.0%	2.4% to 10.0%
Inflation	2.0% to 3.5%	2.0% to 3.5%	2.0% to 3.5%
Future salary increases	1.0% to 7.1%	1.0% to 7.1%	1.0% to 7.1%
Future pension increases	2.7% to 3.8%	2.7% to 3.8%	2.5% to 3.8%
Medical cost trend rate	6.4% to 7.1% p.a. reducing to 7,1%	6.4% to 7.1% p.a. reducing to 7,1%	4.5% to 6.9% p.a. reducing to 6.9%
Dental claims trend rate	3.5%	3.5%	3.3%

Life expectancy for an over 65 years old male	84 to 87	84 to 87	85 to 87
Life expectancy for an over 65 years old female	86 to 89	86 to 89	87 to 89

(i)	Includes assumptions in Brazil, Central America and Caribbean, Latin America - South and Canada.

24.3 Risk

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

AMBEV S.A.

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

24.4 Sensitivity

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

In millions of Brazilian Reais		2023		2022		2021
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(95.2)	82.2	(94.3)	81.8	(114.7)	98.6
Discount rate	50 bases points	284.8	(302.4)	307.9	(328.0)	442.0	(470.3)
Future salary increases	50 bases points	(17.3)	14.7	(17.6)	16.5	(19.8)	18.6
Longevity	One year	(201.0)	196.1	(221.5)	213.5	(287.6)	279.5

The data presented in these tables are purely hypothetical and are based on changes in individual assumptions holding all other assumptions constant: economic conditions and changes therein always affect the other assumptions at the same time and their effects are not linear. Therefore, the above information is not necessarily a reasonable representation of future results.

AMBEV S.A.

24.5 Plans assets

The plans assets at December 31, 2023, 2022 and 2021 consist of the following:

	2023			2022			2021
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	43%	-	43%	43%	-	43%	43%	-	43%
Corporate bonds	10%	-	10%	10%	-	10%	10%	-	10%
Equity instruments	15%	-	15%	15%	-	15%	15%	-	15%
Cash	6%	-	6%	6%	-	6%	6%	-	6%
Others	26%	-	26%	26%	-	26%	26%	-	26%

The overall expected rate of return is calculated by weighting the individual rates in accordance with Ambev’s expected share of the total investment portfolio.

Ambev expects to contribute approximately R$231.5 to its defined benefit plans in 2024.

Accounting policies

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

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method. The projected credit unit method considers that each period of service gives rise to an additional unit of benefit and measures each such unit separately. Based on this method, the cost of providing pensions is charged to the income statement over the period of service of the employee and consist of current service costs, interest costs, past service costs and the effect of any agreements and settlements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the respective obligation and the fair values of the plan assets.

AMBEV S.A.

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

Actuarial assumptions are established to anticipate future events and are used in the calculation of pensions and other long-term employee benefit expenses. These factors include assumptions regarding interest rates, health plan costs, discount rate, future salary increases and pensions, as well as life expectancy. Such estimates are reviewed annually by independent actuaries.

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

AMBEV S.A.

25.	SHARE-BASED PAYMENTS

Currently the Company has two plans of share-based payment programs: (i) the Stock Option Plan, approved in Extraordinary General Meeting of July 30, 2013 (“Stock Option Plan”) and (ii) Share-based Plan, approved in Extraordinary General Meeting of April 29, 2016, as amended in Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). Under each of these plans, the Company can periodically issue different stock option and restricted share units programs. These programs allow certain Group employees and members of the Management, indicated by the Board of Directors and People Committee, to either buy shares of the Company by exercising stock options or receive shares directly.

25.1 Share-Based Plan

In this plan, certain employees and members of the Management are eligible to receive Company shares, including in the form of ADRs. The shares subject to the Share-Based Plan are designated as "restricted shares" (RSUs) or “performance shares” (PSUs).

The delivery of restricted shares and performance shares are made without charge, and the vesting period may vary between three and five years from the corresponding grant date, depending on the share-based compensation program. Restricted shares and performance shares may entitle participates the right to receive additional shares with the same conditions, such as compensation dividends and interest on shareholder´s equity declared and paid by the Company during the vesting period. The right to receive restricted, performance and additional shares, can be partially or completely lost under certain circumstances, including in case of resignation or termination during the vesting period.

25.1.1 Other disclosures of the Share-Based plan

During the period, the Company granted 33,686 thousand restricted shares under the Share-Based Plan (49,328 thousand in 2022 and 20,629 thousand in 2021), representing a fair value of approximately R$463.5 in 2023 (R$766.6 in 2022 and R$325.7 in 2021).

The total number of shares granted to the Company’s executives under the Share-Based Plan, which will be delivered in the future under certain conditions, is shown below:

Restricted and performance shares

Thousand restricted shares	2023	2022	2021

Restricted and performance shares outstanding at January	108,854	62,545	43,458
New restricted and performance shares during the period	33,686	49,328	20,629
Restricted and performance shares granted during the period	(18,309)	(12)	(22)
Restricted and performance shares forfeited during the period	(5,235)	(3,007)	(1,520)
Restricted shares outstanding at the end of the year	118,996	108,854	62,545

25.2 Option Plan

Since 2020, the Company no longer grants to your employees and executives stock options recognized in accordance with IFRS 2 - Share-Based Payment. However, there are stock options granted in previous periods that are not vested yet, as well as stock options that are already vested but not yet expired, which remain valid within the scope of the programs issued under the Option Plan and subject to the accounting treatment mentioned.

AMBEV S.A.

In addition, some employees of the Company and its subsidiaries, who receive their bonus in cash, have the option, according to their position, to choose to allocate part or all the amounts received as such to the acquisition of shares issued by Ambev, these shares are called "voluntary shares" and are granted under the Stock Option Plan. In general, voluntary shares are entitled to dividends from the date of grant and are subject to a vest period of three to five years (look-up). These shares are granted at market price with a discount applied up to 20%, the discount is delivered in the form of restricted shares. Executives who invest in voluntary shares also receive one and a half times the number of corresponding shares for each voluntary share acquired, up to a limited total percentage of each executive's variable remuneration. These matching shares are also delivered in the form of restricted shares.

As the voluntary shares, granted under the Stock Option Plan, are part of the profit share earned by eligible executives, they are recognized as an expense in the income statement against liabilities. Meanwhile, the mentioned restricted shares (discounted shares and matching shares) are granted under the Share-Based Plan, as per conditions outlined in item 25.1 above, and are recognized in accordance with the accounting treatment set out in this note, according to IFRS 2 - Share-based Payment.

25.2.1 Other disclosures of the Stock Options Plan

The Company have not granted stock options, neither there were options exercised during the year ended December 31, 2023, and 2022 (for options exercised in the year ended December 31, 2021, the weighted average share price on the exercise date was R$17.87). The total number of outstanding options developed was as follows:

Thousand options	2023	2022	2021

Options outstanding at January	99,717	113,760	127,265
Options exercised during the period	-	-	(5,247)
Options forfeited during the period	(11,756)	(14,043)	(8,258)
Options outstanding at the end of the year	87,961	99,717	113,760

The range of exercise prices of the outstanding options is from R$15.95 (R$15.95 in 2022 and R$15.95 in 2021) to R$32.81 (R$39.04 in 2022 and R$45.97 in 2021) and the weighted average remaining contractual life is approximately 3.60 years (4.29 years in 2022 and 6.70 years in 2021).

Of the 87,961 thousand outstanding options (99,717 thousand in 2022 and 113,760 thousand in 2022), 68,635 thousand options were vested in 2023 (63,850 thousand in 2022 and 59,250 thousand in 2021).

The weighted average exercise price of the options is as follows:

In R$ per share	2023	2022	2021

Options outstanding at January 1	19.39	19.92	19.81
Options forfeited during the period	22.68	22.60	25.27
Options exercised during the period	-	-	13.16
Options outstanding at the end of the period	18.86	19.39	19.92
Options exercisable at the end of the period	19.08	20.12	21.14

To settle the exercised stock options, the Company may use treasury shares. The current limit on the authorized capital is considered sufficient to meet the Company’s obligations under all stock option plans if the issue of new shares is required to meet the grants awarded under the programs.

AMBEV S.A.

During the period, the Company granted 47 thousand deferred shares under the stock option plan which are valued based on the share market price prior to the grant, which represented a fair value of R$0.6(at December 31, 2022, 44 thousand deferred shares under the stock option plan which are valued based on the share market price prior to the grant, which represented a fair value of R$0.6 and at December 31, 2021, 110 thousand deferred shares had been granted, which are valued based on the share market price prior to the grant, which represented a fair value of R$1.7). Such deferred shares are subject to a vesting period of five years from the grant date. The total number of shares purchased by employees, under the Stock Option Plan, which will be delivered in the future based on the fulfilment of certain conditions, is as set out below:

Deferred shares

Thousand deferred shares	2023	2022	2021

Deferred shares outstanding at January 1	889	1,168	6,065
New deferred shares during the period	47	44	110
Deferred shares granted during the period	-	(214)	(4,964)
Deferred shares forfeited during the period	-	(109)	(43)
Deferred shares outstanding at the end of the year	936	889	1,168

25.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$333.4 in 2023 (R$311.6 and R$391.5 in 2022 and 2021, respectively), recorded as administrative expenses.

Accounting policies

Under the Share-Based Plan, the reference price per restricted share is defined on the stock grant date based on the share price of the trading session on B3 immediately prior to the shares granting, except for the performance shares, which the fair value is defined at the grant date based on “Monte Carlo” pricing method. After defining the reference price, based on number of grant shares, the calculated amount is recorded as expense against equity. The shares are transferred to attendees according to the terms and periods by the respective programs.

Under the stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 - Share-based Payment requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

In addition, on some occasions, AB InBev employees and managers are expatriated to the Company. In these cases, the compensation cost related to options to acquire shares and restricted shares of AB InBev is recognized in the income statement against shareholders' equity, in proportion to the period of expatriation. When the equity instruments are delivered, this amount is reimbursed to AB InBev.

On the other hand, when employees and managers who have options to acquire shares and restricted shares of the Company are expatriated to AB InBev, the compensation cost is recognized by AB InBev in proportion to the period of expatriation, and the Company is reimbursed at the time of delivery of its equity instruments to AB InBev employees and managers.

AMBEV S.A.

The Company's share-based payment plans are settled in shares.

26.	TRADE PAYABLES

	2023	2022

Trade payables	107.4	165.8
Related parties (Note 30)	199.9	343.6
Non-current	307.3	509.4

Trade payables	21,278.6	23,498.1
Related parties (Note 30)	1,916.5	830.4
Current	23,195.1	24,328.5

Total	23,502.4	24,837.9

The present value adjustment recorded for trades payables, at December 31, 2023, is R$308 million (R$367 million at December 31,2022).

The subsidiaries in Argentina, Chile, Paraguay and Panama have discount transactions for duplicates with endorsement (trade payables securitization) with vendors in the amount of R$159.0 million at December 31, 2023 (R$219.3 million at December 31, 2022). In general, abovementioned discount transactions occur by legal impositions existing in these jurisdictions. These transactions maintain commercial characteristics since there are no change in previously established conditions and its vendor’s choice to carry out the anticipation of its receivables with the Company.

Accounting policies

Trade payables are recognized initially at their fair values and subsequently at amortized cost using the effective interest method. When relevant, trade payables values are adjusted by their present value, considering the following assumptions to calculation: (i) the amount to be discounted; (ii) the settlement dates; and (iii) the discount rate, in accordance with IFRS 13. The adjustment in the present value of installment purchases is record in trade payables and is offset by the cost of products sold account, due to the payment term.

Long-term intra-group loan agreements

The Company has long-term loan agreements, denominated in foreign currency, signed with wholly owned subsidiaries located abroad, whose amounts are recognized in the Company's accounts payable. As determined by IAS 21, considering that they are long-term loans, which settlement is not likely to occur in the foreseeable future, the exchange differences related to these instruments are recognized in other comprehensive income, following the accrual accounting concept.

The recognition of exchange rate variations in other comprehensive income does not affect the accounting classification assigned to the debt, which is recorded in a liability account and incurs interest, which is recognized as a financial expense in the income statement for the year.

The effects of exchange differences will only be reflected in profit or loss for the period if there is any change in the assumption related to the settlement of the loan, i.e., if it becomes foreseeable or probable. In the event of partial settlement, only the exchange differences corresponding to the settled portion or portion expected to be settled with probability or foreseeability will be reclassified to the profit or loss for the period.

AMBEV S.A.

27.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. Due to their nature, these processes involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals, agreements between the parties involved and governmental actions and, as a result, management cannot, at this stage, estimate the exact time taken to resolve these issues.

27.1 Provision

The Company and some of its subsidiaries are involved in lawsuits, mainly of a tax, civil and labor nature, which are considered probable of loss, and which are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

27.1.1 Main lawsuits with a probable likelihood of loss:

Sales taxes: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor proceedings with former employees or former employees of service providers. The main issues involve overtime and related effects and respective charges.

Civil: The Company and its subsidiaries are involved in civil lawsuits considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits refers to former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts.

27.1.2 Provision changes

	Taxes on sales	Labor	Civil	Other taxes (i)	Restructuring	Total

At December 31, 2021	218.6	124.2	252.9	163.0	17.4	776.1
Effect of changes in foreign exchange rates	-	(4.6)	(17.5)	(8.1)	(2.0)	(32.2)
Additions	157.6	194.2	312.7	60.1	-	724.6
Provisions used	(85.8)	(162.0)	(196.6)	(7.2)	(3.6)	(455.2)
Provisions reversed	(43.3)	(19.7)	(15.6)	(15.0)	-	(93.6)
At December 31, 2022	247.1	132.1	335.9	192.8	11.8	919.7
Effect of changes in foreign exchange rates	-	(2.8)	(35.8)	(6.3)	(0.5)	(45.4)
Additions	135.7	247.8	234.5	75.7	3.2	696.9
Provisions used	(27.3)	(181.7)	(121.9)	(40.8)	(11.2)	(382.9)
Provisions reversed	(73.2)	(45.5)	(72.5)	(19.1)	-	(210.3)
At December 31, 2023	282.3	149.9	340.2	202.3	3.3	978.0

(i)	Other taxes refer to provisions for lawsuits concerning taxes unrelated to income taxation. The uncertain tax treatments related taxes on profits with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

AMBEV S.A.

27.1.3 Expected settlement of provision

	2023			2022
	Non-current	Current	Total	Non-current	Current	Total

Provision for disputes and litigation
Taxes on sales	168.6	113.7	282.3	193.8	53.3	247.1
Labor	82.7	67.2	149.9	104.9	27.2	132.1
Civil	113.4	226.8	340.2	263.0	72.9	335.9
Other taxes	194.9	7.4	202.3	170.1	22.7	192.8
Total provision for disputes and litigation	559.6	415.1	974.7	731.8	176.1	907.9

Restructuring	-	3.3	3.3	7.2	4.6	11.8

Total provisions	559.6	418.4	978.0	739.0	180.7	919.7

The expected settlement of provisions was based on management’s best estimate at the balance sheet date.

27.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial discussions with fiscal authorities in Brazil related to certain fiscal positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, aligned with IFRIC 23. The Company also tax actions related to other taxes, which involve risk of a possible loss, according to management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the assessment carried out as the following composition and estimates:

	2023	2022

Income tax and social contribution	63,621.0	60,453.5
Value-added and excise taxes	26,761.0	25,904.6
PIS and COFINS	3,496.2	3,293.5
Others	1,679.4	1,909.1
	95,557.6	91,560.7

The Company and its subsidiaries have guarantee-insurance policies and letter of guarantee for some legal actions, disclosed as guarantee for civil, labor and tax execution or to enable resources of labor nature.

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

27.2.1 Main contingencies with a possible risk of loss

On September 2023, Law 14,689 was enacted (“Law 14,689/2023”) in Brazil, which provides for the cancellation of fines imposed in tax administrative proceedings decided in favor of the Brazilian Federal Tax Authorities by a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently escalated to the judicial level and, as of the date of publication of Law 14,689/2023, were pending decision at the second level judicial courts. Following the enactment of Law 14,689/2023, Ambev reassessed the likelihood of success of fines imposed in proceedings decided by a tie-breaking vote, which resulted in the reclassification of the risk of loss from possible to remote in the approximate amount of R$ 6.9 billion as of December 31, 2023 In some cases of the discussions mentioned below, such as the deductibility of goodwill amortization expenses, foreign profits, the use of tax loss in mergers, and the Manaus Free Trade Zone - IPI.

AMBEV S.A.

The main processes classified with a possible loss probability are summarized in the tables below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (Note13 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	2023	2022
1

Deductibility of IOC expenses

During the 2013 fiscal year, as approved in a General Meeting, the Company implemented a corporate restructuring aimed at simplifying its structure and unifying its share classes, among other objectives. One of the steps of this restructuring involved the exchange of shares and subsequent incorporation of the shares of its subsidiary Companhia de Bebidas das Américas into Ambev S.A. As a consequence of this operation, Ambev S.A. recognized in its accounting records the counterpart of the difference between the value of its shares issued for this exchange and the book value of the subsidiary's shares in equity, in accordance with IFRS 10, under the item "adjustments to equity".

In November 2019, Ambev received a tax assessment from the IRS regarding the deduction of Interest on Capital ("IOC") for the calendar year 2014. The queries primarily concern the accounting and corporate effects of the corporate restructuring carried out by the Company in 2013, and its impacts on increasing the calculation of the JCP deductibility limit. In August 2020, a partially favorable decision was issued to the Company by the first administrative instance, and in view of this decision, Ambev filed an appeal for the case to be reviewed by the CARF, which is awaiting judgment. The favorable portion of the first administrative instance decision will be subject to review by the CARF.

In December 2020, the Company received a tax assessment related to the deduction of IOC expenses for the calendar years 2015 and 2016. In June 2021, Ambev obtained a partially favorable decision in the first administrative instance and filed an appeal to the CARF, which is also awaiting judgment. Similarly, to the first tax assessment, the favorable portion of the first administrative instance decision will be subject to review by the CARF.

In December 2022, the Company received a tax assessment related to the deduction of IOC expenses for the calendar year 2017. In September 2023, Ambev obtained a partially favorable decision in the first administrative instance and filed an Appeal to the CARF, which is also awaiting judgment. Similarly, to the first tax assessment, the favorable portion of the first administrative instance decision will be subject to review by the CARF.

In November 2023, the Company received a new tax assessment related to the deduction of IOC expenses for the calendar years 2018 to 2021. The Company filed a defense and currently awaits a decision in the first administrative instance.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$27.4 billion as of December 31, 2023 (R$13.8 billion as of December 31, 2022). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by Ambev and affected subsequent calendar years to those assessed (2022 and 2023), during which the Company also distributed IOC and deducted them from the taxable base of its Income Tax.

Therefore, if the deductibility of IOC is also questioned in the future, on the same bases and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the period already assessed.

In December 2023, Provisional Measure 1,185, of August 2023, was converted into a law (No. 14,789/2023), which changes the basis for calculating Interest on Capital as of January 1, 2024, making this uncertain tax treatment limited to Interest on Capital calculated in accordance with legislation in force before the aforementioned law effective date

		27,439	13,846

AMBEV S.A.

2

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of income tax credits paid abroad by its controlled companies. Considering these charges to be illegitimate, the Company is challenging these assessments in administrative and judicial courts. In November 2019, a final favorable decision was issued by the CARF canceling the assessment regarding one of the cases, covering the calendar year 2010.

For cases involving the calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative sphere, in three out of four processes. Ambev filed a lawsuit to discuss the matter and awaits a decision in first-instance judicial court. Still regarding the topic, new tax assessments were issued demanding isolated fines due to the alleged lack of monthly payment of IRPJ and CSLL due to the deduction of income tax paid by controlled companies abroad for the calendar years 2015 to 2018.

For cases involving the calendar years 2015 and 2016, an unfavorable decision was issued against the Company in the administrative first instance, against which Ambev filed voluntary appeals awaiting judgment by the CARF.

Regarding the tax assessments involving the collection of the isolated fine for the calendar years 2017 and 2018, received by the Company in October 2022 and December 2023 respectively, awaiting judgment in the administrative first instance.

With regard to other processes discussing this topic, the Company awaits decisions in the administrative and judicial spheres.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$14.3 billion as of December 31, 2023 (R$12.6 billion as of December 31, 2022), and, due to its loss classification, no provision was made in the period.

This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2018-2023). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments referred to, the Company estimates that the unfolding of these eventual new discussions will be consistent with the period already assessed.

	14,302	12,596
3

Goodwill Inbev Holding

In December 2011, the Company received a first tax assessment issued by the Brazilian Federal Revenue Service ("RFB") mainly related to the disallowance of goodwill amortization expenses for the tax years 2005 to 2010, resulting from the incorporation of InBev Holding Brasil S.A. Partially favorable administrative decisions were rendered in this matter. In response to these decisions, the Company filed judicial measures to challenge the issues in which it was unsuccessful at the administrative level, which are awaiting first-instance judgment.

In June 2016, Ambev received a second tax assessment issued by the RFB regarding the disallowance of the remaining portion of the aforementioned goodwill amortization for the tax years 2011 to 2013. In April 2023, the Company obtained a partially favorable and final decision. For the portion of the dispute in which it was unsuccessful, the Company filed a judicial measure, which is awaiting judgment.

The updated value of this uncertain tax treatment, as per IFRIC 23, that has already been assessed, amounted to approximately R$6.5 billion as of December 31, 2023 (R$11.1 billion as of December 31, 2022), and, due to its classification as a loss, no provision was made in the period. Regarding this ongoing dispute, all periods affected by this uncertain tax treatment have already been subject to assessments by the Internal Revenue service (“IRS”). In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the goodwill amortization, as well as the respective costs, pursuant to the "Reimbursement Agreement" executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

	6,505	11,122
4

Foreign Earnings

Since 2005, the Company and some of its subsidiaries have been subject to tax assessments by the IRS regarding the taxation of profits earned by subsidiaries domiciled abroad under various grounds. Deeming these charges illegitimate, the Company is challenging these assessments in administrative and judicial courts.

The cases pending in the administrative sphere have partially favorable decisions, still subject to review by the last administrative instance, the CSRF. In turn, in the cases pending in the judicial sphere, the Company has favorable decisions, subject to review by the higher instance.

In 2022 and 2023, the CARF issued favorable and partially favorable decisions for the Company. The decisions canceled part of the assessments, recognizing as partially correct the calculations made by the Company regarding the taxable income in Brazil of companies domiciled abroad, as well as the impossibility for the Brazilian tax authorities to disregard the goodwill amortization carried out by a subsidiary abroad. Part of these decisions represents a definitive success in the approximate amount of R$1 billion, while for the other decisions, appeals were filed by the IRS, which are awaiting judgment by the CSRF.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$6.1 billion as of December 31, 2023 (R$7.3 billion as of December 31, 2022).

This uncertain tax treatment, according to IFRIC 23, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2019-2023). If new inquiries arise in the future, on the same basis and with the same grounds as the referred tax assessments, the Company estimates that the outcome of these eventual new discussions will be consistent with the periods already assessed.

	6,075	7,280
5

Disallowance on Income Tax deduction

In January 2020, Arosuco (a subsidiary of Ambev) received a tax assessment from the IRS, relating to the calendar years 2015 to 2018, disallowing the tax reduction benefit provided for in “MP” No. 2,199-14/2001, based on Operating Profit, and filed an administrative challenge. In October 2020, Arosuco was notified of the unfavorable decision in the administrative first instance and filed an Appeal, which awaits judgment.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$2.6 billion as of December 31, 2023 (R$2.3 billion as of December 31, 2022). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, affected subsequent calendar years to those assessed (2019 to 2023), during which Arosuco similarly benefited from the tax reduction provided for in the aforementioned Provisional Measure 2,199-14/2001. If there are any new inquiries in the future on the same matter, on the same bases and with the same grounds as the tax assessments mentioned, Arosuco estimates that the outcome of these potential new discussions would be consistent with the period already assessed.

	2,618	2,334

AMBEV S.A.

6

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortized in the calendar years 2007 to 2012 concerning the incorporation of Beverage Associates Holding Limited ("BAH") into Ambev. In April and August 2018, Ambev received two new tax assessments related to the disallowance of the amortization of the remaining portion of the mentioned goodwill in the calendar years 2013 and 2014.

In the administrative sphere, partially favorable decisions were rendered in favor of the Company regarding the qualified fine and the statute of limitations for one of the periods under discussion. In response to these decisions, the Company filed judicial measures to challenge the matters in which it was unsuccessful in the administrative phase, obtaining decisions of total merit in the first judicial instance. The IRS filed appeals, which are awaiting judgment in the second judicial instance.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$1.4 billion as of December 31, 2023 (R$2.2 billion as of December 31, 2022). Due to its classification as a loss, no provision was made in the period. Regarding this discussion, all periods impacted by the aforementioned uncertain tax treatment have already been subject to tax assessments by the IRS.

	1,412	2,218
7

Goodwill CND Holding

In November 2017, the Company received a tax assessment related to the amortization of goodwill for the calendar years 2012 to 2016 concerning the incorporation of CND Holdings into Ambev. In the administrative sphere, a partially favorable decision was rendered by CARF, which is subject to appeals filed by the Company and the IRS awaiting judgment by the Superior Chamber of Tax Appeals ("CSRF"), the last administrative instance.

In October 2022, Ambev received a new tax assessment related to the disallowance of the remaining portion of said goodwill for the calendar year 2017. The Company received a partially favorable decision, which is subject to appeals filed by the Company and IRS, awaiting judgment by CARF.

The updated value of the uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$1.4 billion as of December 31, 2023 (R$1.3 billion as of December 31, 2022). Due to its classification as a loss, no provision was made during the period. With regard to this discussion, all periods affected by the said uncertain tax treatment have already been subject to tax assessments by the IRS.

	1,372	1,257
8

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received an assessment related to the use of presumed profit for the calculation of IRPJ and CSLL instead of the actual profit method. In September 2017, Arosuco was notified of the unfavorable decision in the administrative first instance and filed a voluntary appeal. In 2019, a final favorable decision was issued by the CARF, canceling the assessment.

In March 2019, Arosuco received a new tax assessment on the same matter and filed a defense. In October 2019, the administrative first instance issued an unfavorable decision and Arosuco filed a voluntary appeal to the CARF, which awaits judgment.

Arosuco estimates that the updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$633.4 million as of December 31, 2023 (R$581.5 million as of December 31, 2022). Due to its loss classification, no provision was made in the period. With regard to this discussion, all periods affected by this uncertain tax treatment have already been subject to tax assessments by the IRS.

	633.4	581.5
9

Disallowance of financial expenses

In 2015, 2016, and 2020, the Company received tax assessments issued by the IRS concerning the disallowance of expenses related to the results of financial instruments used to hedge risks inherent to price or rate fluctuations, as well as loans related to the Company's operational activities. In May and June 2023, Ambev was notified of final favorable administrative decisions for the assessments received in 2016 and 2020, which completely canceled the tax assessments issued by the tax authorities, in the approximate amount of R$5.1 billion. Regarding the assessment received in 2015, judgment is awaited from the CARF, both for the tax authority's automatic appeal regarding the portion of the first-instance decision favorable to the Company, and for the Company's appeal regarding the portion of the first-instance decision in which it was unsuccessful. The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$316 million as of December 31, 2023 (R$5.2 billion as of December 31, 2022). Due to its classification, no provision was made in the period. With regard to this discussion, all periods affected by this uncertain tax treatment have already been subject to assessments by the RFB.

	316	5,200
10

Goodwill MAG

In December 2022, CRBS S.A. (a subsidiary of Ambev) received a tax assessment related to the goodwill amortized in the calendar years 2017 to 2020 concerning the acquisition and incorporation of RTD Barbados into CRBS. In the administrative sphere, CRBS received a partially favorable decision in the first administrative instance ("DRJ"), which is subject to appeals filed by the Company and the IRS pending judgment by CARF. The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$278 million as of December 31, 2023 (R$251 million as of December 31, 2022). Due to its classification as a loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by CRBS and impacted subsequent calendar years to those assessed (2021-2022). If new questions arise in the future, based on the same grounds and with the same fundamentals as the tax assessment mentioned, the Company estimates that the outcome of these potential new discussions will be consistent with the period already assessed.

	278	251

AMBEV S.A.

11

Tax Loss Offset

Ambev and certain of its subsidiaries received a number of assessments from the Brazilian Federal Tax Authorities relating to the offset of tax losses carried forward in the context of business combinations.

Two main cases dealing with this matter are under judicial review. In one of the cases, Ambev received favorable decisions in 1st and 2nd instances of the judiciary, which prompted the National Treasury to file a Special Appeal, pending judgment by the Superior Court of Justice ("STJ"). In the second case, Ambev received an unfavorable decision in the 1st instance of the judiciary and filed an Appeal, awaiting judgment.

In December 2023, there was a third case under administrative review, which, in February 2023, was unfavorably decided against the Company by the the Upper Administrative Court  ("CSRF") by a casting vote. Due to the outcome of the judgment and considering the reductions provided for in Law No. 14,689/2023, after receiving notification of the decision, the Company opted to pay the case in December 2023, with the corresponding reductions.

The updated value of the uncertain tax treatment, according to ICPC 22/IFRIC 23, as of December 31, 2023, is approximately R$187 million (R$548 million on December 31, 2022), and therefore, no provision has been made for the matter. Regarding the present discussion, all periods affected by the uncertain tax treatment have already been subject to assessments by the RFB.

	187	548
12

Isolet Fines

In March 2023, the Brazilian Supreme Federal Court (STF), in the trial of theme 736 (RE 796,939), established its understanding that the imposition of isolated fines due to the non-recognition of tax offsets is unconstitutional. Following this judgment, the Company reevaluated, together with its in-house lawyers and external advisors, the prognosis of the discussion and reclassified the risk of loss from possible to remote. The amount involved in the processes related to this issue, as of March 31, 2023, was R$1.6 billion (compared to R$1.7 billion on December 31, 2022). Due to the prognosis of remote loss, the processes related to this issue ceased to be reported as possible contingencies in the first quarter of 2023.

	-	1,690

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main processes	2023	2022
1

ICMS-ST Trigger

Over the years, Ambev has received tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels.

A Company estimates that the total updated amount of possible risk involved in the processes related to this matter, as of December 31, 2023, is approximately R$10.7 billion (R$9.3 billion on December 31, 2022).

		10,669	9,292
2

Manaus Free Trade Zone – IPI and PIS/COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”). With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

Ambev and its subsidiaries have also been receiving charges from the Brazilian Federal Tax Authorities in relation to (i) federal taxes allegedly unduly offset with the disallowed presumed IPI excise tax credits that are under discussion in these proceedings and (ii) PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

In April 2019, the Federal Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the Manaus Free Trade Zone. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

The company estimates that the updated value classified as possible loss involved in these processes, as of December 31, 2023, is approximately R$6.3 billion (R$5.8 billion on December 31, 2022).

		6,307	5,825

AMBEV S.A.

3

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev, and it filed an appeal. In July 2023, the Federal Court rendered its decision on the appeal, annulling the first-level decision and ordering the production of technical evidence as requested by Ambev in order to demonstrate the proper collection of IPI. The federal government has filed motions for clarification against this decision, which are pending judgment by the Federal Court.

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. The results of the tax audit, which were notified in January 2024, were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev will file an appeal at the judicial level against the unfavorable portion of the decision.

The Company estimates that the updated value classified as possible loss involved in these processes, as of December 31, 2023, is approximately R$1.8 billion (R$1.7 billion on December 31, 2022).

	1,824	1,703
4

Social Contributions over products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. The cases are being challenged at both the administrative and judicial levels of the courts. In 2019, 2020 and 2023, Ambev received final favorable decisions at the administrative level in some of these cases. In 2023, the Lower Administrative Court rendered favorable decisions to Ambev in two other cases and Ambev is awaiting formal notification of these decisions, which are not final and remain subject to appeal. At the judicial level, one case is pending decision by the second level judicial court after the first-level judicial court rendered an unfavorable decision to Ambev.

The Ambev estimates that the amount involved in the proceedings as at December 31, 2023, classified as a possible loss, is approximately R$1.8 billion (R$1.6 billion as at December 31, 2022).

	1,776	1,559
5

ICMS – ZFM

In 2018 and 2021, Ambev received infraction notices issued by the State Departments of Finance of Rio Grande do Sul and São Paulo for alleged differences in ICMS resulting from the disallowance of credits originating from operations with suppliers located in the Manaus Free Trade Zone (ZFM). Regarding the infraction notice issued by the state of Rio Grande do Sul, the outcome was unfavorable at the administrative level, and the Company awaits notification of the decision rendered by the Administrative Tribunal to assess, along with its external advisors, the presentation of a challenge in the judicial sphere.

Regarding the infractions issued by the state of São Paulo, all had unfavorable decisions at the first instance, and one of the cases is already in the final administrative instance, considering the special appeal filed by the Company. The other cases await judgment by the TIT.

The Company is litigating the matter in the administrative tribunals of the states. The Company estimates that the updated value classified as a possible loss involved in these processes, as of December 31, 2023, is approximately R$804.4 million (R$730.3 million on December 31, 2022).

	804.4	730.3
6

ICMS - Prodepe

In 2015, Ambev received Infraction Notices issued by the State Treasury Department of Pernambuco for the collection of ICMS differences due to the alleged non-compliance with the rules of the Pernambuco Development Program - "PRODEPE," due to the rectification of its ancillary obligations.

In 2017, the Company obtained a final favorable decision recognizing the nullity of one of the infraction notices, due to formal errors. However, in September 2018, Ambev received a new infraction notice to discuss the same matter. In this new case, in June 2020, a first-instance decision partially favorable to the Company was rendered, recognizing errors by the tax auditor in the calculation of the incentive. The favorable portion of the decision is definitive, and for the unfavorable portion, the discussion will proceed to the judicial sphere. Additionally, there are other infraction notices related to PRODEPE, some of which are already being discussed in the judicial realm.

The Company estimates that the total updated value of possible risk involved in the processes related to this matter, as of December 31, 2023, is approximately R$739.4 million (R$663.9 million on December 31, 2022).

	739.4	663.9
7

ICMS – FAIN

In recent years, Ambev has received infraction notices issued by the State Department of Finance of Paraíba for the collection of ICMS related to the Fund for Industrial Development Support of Paraíba (FAIN). The infractions stem from a controversy regarding the transfer of the tax incentive from the former Companhia de Bebidas das Américas to its successor Ambev S.A., as well as methodological issues regarding the calculation of the benefit. The Company is contesting these infractions in administrative and judicial courts. Ambev estimates that the updated value classified as a possible loss involved in these processes, as of December 31, 2023, is approximately R$647.4 million (R$591.4 million on December 31, 2022).

	647.4	591.4
8

ICMS – AM

In 2016, Arosuco (a subsidiary of Ambev) received infraction notices issued by the State Department of Finance of Amazonas for alleged differences in ICMS due to questions about the calculation base applied in sales operations from Ambev to its subsidiaries. After unfavorable decisions at the first instance for Arosuco, appeals were filed, awaiting judgment in the state's administrative tribunal. Arosuco estimates that the updated value classified as a possible loss involved in these processes, as of December 31, 2023, is approximately R$605.8 million (R$561.5 million on December 31, 2022).

	605.8	561.5

AMBEV S.A.

9

ICMS FISCAL WAR

The Company and its subsidiaries have received tax assessment notices from the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, related to the legality of the appropriation of ICMS credits in transactions covered by tax incentives granted by other states. The Company is challenging these assessments in administrative and judicial courts.

In August 2020, the Brazilian Supreme Court (STF) ruled, under the system of general repercussion, on Case No. 628,075, recognizing the constitutionality of the unilateral disallowance, by destination states, of ICMS credits arising from tax incentives granted by other states. The decision also acknowledged that any collection of these credits should preserve the effects of the validation of tax incentives, as provided for in Complementary Law No. 160/2017. This decision does not change the likelihood of loss of the cases involving the Company and its subsidiaries.

Regarding assessments received from the state of São Paulo regarding credits originating from the state of Amazonas, there were unfavorable decisions at the second administrative level in the second quarter of 2022. In these cases, the Company filed appeals with the second administrative level in the same year. In December 2023, there was a favorable decision by the STF (Writ of Non-Compliance with a Fundamental Precept, ADPF No. 1004) to recognize the unconstitutionality of São Paulo's tax authorities' decisions questioning the validity of credits from the state of Amazonas. Thus, although the Company is not a party to this STF judgment, there was a favorable impact on the cases under discussion, resulting in a reassessment of the likelihood of success of the cases on this topic from possible to remote, reducing the reported contingency by approximately R$1 billion.

On the other hand, regarding other assessments received from the states of São Paulo and Minas Gerais, among others, there were other favorable decisions in 2023, impacting the total value of the reported possible contingency.

Ambev estimates that the updated amount involved in the cases, as of December 31, 2023, still classified as possible loss, is approximately R$530 million (R$1.7 billion on December 31, 2022).

	530	1,690
10

ICMS – MIP

The company and its subsidiaries have been receiving assessments from State Tax Authorities over the years, disallowing ICMS credits and demanding payment of the Differential Tax Rate (DIFAL) on the acquisition of intermediate production materials. According to the tax authorities, such materials are not physically related to the productive activity of the companies and therefore should be considered as goods for consumption, which do not entitle the taxpayer to tax credits. Considering these allegations as illegitimate, the companies are challenging these assessments before administrative and judicial courts. Provisions have been made for cases related to this matter, with an updated value of approximately R$116 million as of December 31, 2023 (R$113.4 million in December 2022). The Company estimates the possible loss related to this matter to be, as of December 31, 2023, approximately R$447.5 million (R$388.7 million as of December 31, 2022).

	447.5	388.7

	Other processes	Estimates (in million of Brazilian Reais)
#	Description of the main processes	2023	2022
1	Proposed class action in Quebec Labatt and other, third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.	-	-

27.2.2 Main active contingencies

The main contingent assets are summarized in the tables below.

Contingent assets
#	Description of the main processes
1

Exclusion of ICMS and ICMS-ST from the calculation bases of PIS and COFINS

In 2017, the Supreme Federal Court (STF) ruled that the inclusion of ICMS in the calculation bases of PIS and COFINS is unconstitutional (Theme 69 of general repercussion).

Recently, on December 13, 2023, the Superior Court of Justice (STJ) ruled favorably on Theme 1,125 for taxpayers, meaning the exclusion of ICMS-ST from the calculation bases of PIS and COFINS for substituted taxpayers, with the publication of the respective ruling pending. Regarding this matter, from 2017 to 2023, the Company and its subsidiaries recognized tax credits totaling R$10.5 billion.

The unredeemed amounts remain recorded as assets (see Note18 - Recoverable Taxes) and mainly refer to the tax credit from "REFRI" (period from 2009 to 2015), whose legal action is in the expert phase. The above-mentioned values were recognized in accordance with IAS 37 - Provisions, Contingent Liabilities, and Contingent Assets, considering: (i) the realization of the gain being practically certain, in accordance with the decisions rendered by the STF in Theme 69 and by the STJ in Theme 1,125, and the specific circumstances of each concrete case, as well as due to (ii) the value being able to be estimated with reasonable certainty, through the survey of the respective documents and quantification of the overpayment.

For additional matters related to this subject, the contingent asset capable of estimation corresponds to approximately R$0.2 billion. Additional amounts may eventually be disclosed and recognized.

2

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

Accounting policies

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) as a result of past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) the amount of the obligation can be estimated reliably.

AMBEV S.A.

Provisions, except for those mentioned in the line item disputes and litigation, are determined by discounting the expected future cash flow, to a pre-tax rate, which reflects the current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

Measuring the probability of loss includes evaluating the available evidence, the hierarchy of laws, the most recent court decisions, court precedents, their legal relevance, the history of occurrences and the amounts involved and the assessment of external lawyers.

a) Disputes and Litigations

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

b) Contingent liabilities

The Company and its subsidiaries have tax, civil and labor lawsuits defined as contingent liabilities, according to IAS 37, for which no provisions have been recorded, due to the prognosis assessment carried out by Management. Contingent liabilities are not recognized but are disclosed in this note.

c) Contingent Assets

Contingent assets are evaluated periodically to ensure that the stages of the claims are appropriately reflected in the financial statements. Contingent assets are not recognized, except when the Company's management believes that it is certain that an inflow of economic benefits will occur, in which case the asset and the corresponding gain are recognized in the financial statements for the period in which the change in estimate occurs. If the inflow of economic benefits becomes probable, the Company discloses the contingent asset.

d)Restructuring

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

From the fourth quarter of 2023 onwards, the nomenclature of the "provisions" accounting policy was changed to "provisions, contingent liabilities and contingent assets”.

28.	FINANCIAL INSTRUMENTS AND RISKS

28.1Financial instruments categories

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that management intends to cover (foreign exchange, and interest rate, among others).

AMBEV S.A.

The table below shows all of the consolidated financial instruments recognized in the financial statements, segregated by category:

	2023	2022
Assets
Amortized cost
Cash and cash equivalents less bank overdrafts (Note 21.1)	16,059.0	14,852.1
Trade receivables excluding prepaid expenses	7,566.7	7,791.4
Investment securities (Note 21.2)	242.2	219.1
Subtotal	23,867.9	22,862.6
Fair value through profit or loss
Investment securities (Note 21.2)	277.2	454.5
Derivatives hedges (Note 28)	379.7	273.8
Subtotal	656.9	728.3
Total assets	24,524.8	23,590.9

Liabilities
Amortized cost
Trade payables (Note 26)	23,502.4	24,837.9
Interest-bearing loans and borrowings (Note 23)	3,501.1	3,770.7
Other liabilities	2,129.6	2,015.6
Subtotal	29,133.1	30,624.2
Fair value through profit or loss
Put options granted on subsidiaries (i)	2,791.1	3,060.3
Derivatives hedges (Note 28)	763.1	729.4
Other liabilities	272.6	333.7
Subtotal	3,826.8	4,123.4
Total liabilities	32,959.9	34,747.6

(i)	Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest of the operations in the Dominican Republic. This financial instrument is denominated in US Dollars (Tranche A) and Dominican Pesos (Tranche B) and is recorded by an entity, whose functional currency is the Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the US Dollar and the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, following the result of the hedged item.

28.2 Derivative financial instruments

The use of derivative financial instruments by the Company follow strictly the Financial Risk Management Policy (“Policy”) approved by Management. The instruments authorized by the Policy are Futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps, and options. The Policy excludes the use of derivatives when they are not related to the Company's business. At December 31, 2023, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

i) Cash flow hedge derivative instruments

ii) Fair value hedge derivative instruments.

iii) Net investment hedge derivative instruments.

In accordance with the hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion this result is recorded immediately in finance result during the period ineffectiveness was identified, for cash flow hedge and net investment hedge

The Company measures derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the computation date. In the case of swaps, the asset and the liability positions are estimated independently and brought to their fair value, equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price. The following tables summarize the exposure identified and protected in accordance with the Company's Risk Policy.

AMBEV S.A.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

2023
			Fair Value		Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		17,374.2	379.5	(742.0)	(1,639.6)	34.6	(285.2)
	Commodities	4,025.7	198.3	(219.4)	(388.3)	(336.2)	(105.4)
	US Dollars	13,200.0	164.9	(522.4)	(1,250.7)	363.9	(182.1)
	Euros	37.4	0.1	(0.2)	(0.5)	2.6	0.5
	Mexican Pesos	111.1	16.2	-	(0.1)	4.3	1.8

Importing of fixed assets		249.7	0.1	(14.6)	11.0	3.4	5.0
	US Dollars	249.7	0.1	(14.6)	11.0	3.4	5.0

Expenses		64.7	0.1	(4.2)	(25.6)	(0.1)	1.1
	US Dollars	64.7	0.1	(4.2)	(25.6)	(0.1)	1.1

Cash		(59.3)	-	(2.3)	13.7	-	-
	US Dollars	(59.3)	-	(2.3)	13.7	-	-
At December 31, 2023		17,629.3	379.7	(763.1)	(1,640.5)	37.9	(279.1)

AMBEV S.A.

	2022
			Fair Value		Gain / (Losses)
Hedge position	Risk	Notional	Assets	Liability	Finance Result	Operational Result	Equity

Cost		19,853.3	271.8	(719.4)	(3,075.2)	452.7	134.3
	Commodities	4,809.9	100.8	(376.0)	63.5	(32.3)	(475.0)
	US Dollars	14,874.7	157.7	(342.9)	(3,139.2)	477.1	596.6
	Euros	32.2	1.9	-	(0.7)	(0.3)	1.2
	Mexican Pesos	136.5	11.4	(0.5)	1.2	8.2	11.5

Fixed assets		226.8	1.5	(5.4)	(5.9)	4.9	(13.0)
	US Dollars	226.8	1.5	(5.4)	(5.9)	4.9	(13.0)

Expenses		204.9	0.5	(4.6)	(42.5)	9.1	(14.8)
	US Dollars	204.9	0.5	(4.6)	(42.5)	9.1	(14.8)

Cash		-	-	-	(17.1)	-	-
	American Dollar	-	-	-	(17.1)	-	-
At December 31, 2022		20,285.0	273.8	(729.4)	(3,140.7)	466.7	106.5

AMBEV S.A.

28.2.1 Instrument maturity

As of December 31, 2023, the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2024	2025	2026	2027	>2027	Total

Cost		16,763.3	610.9	-	-	-	17,374.2
	Commodities	3,924.3	101.4	-	-	-	4,025.7
	US Dollars	12,690.5	509.5	-	-	-	13,200.0
	Euros	37.4	-	-	-	-	37.4
	Mexican Pesos	111.1	-	-	-	-	111.1

Importing of fixed assets		249.7	-	-	-	-	249.7
	US Dollars	249.7	-	-	-	-	249.7

Expenses		64.7	-	-	-	-	64.7
	US Dollars	64.7	-	-	-	-	64.7

Cash		(59.3)	-	-	-	-	(59.3)
	US Dollars	(59.3)	-	-	-	-	(59.3)
		17,018.4	610.9	-	-	-	17,629.3

		Fair Value
Exposure	Risk	2024	2025	2026	2027	>2027	Total

Costs		(352.5)	(10.0)	-	-	-	(362.5)
	Commodities	(14.2)	(6.9)	-	-	-	(21.1)
	US Dollars	(354.4)	(3.1)	-	-	-	(357.5)
	Euros	(0.1)	-	-	-	-	(0.1)
	Mexican Pesos	16.2	-	-	-	-	16.2

Importing of fixed assets		(14.5)	-	-	-	-	(14.5)
	US Dollars	(14.5)	-	-	-	-	(14.5)

Expenses		(4.1)	-	-	-	-	(4.1)
	US Dollars	(4.1)	-	-	-	-	(4.1)

Cash		(2.3)	-	-	-	-	(2.3)
	US Dollars	(2.3)	-	-	-	-	(2.3)
		(373.4)	(10.0)	-	-	-	(383.4)

Margins pledged as guarantees

In order to comply with the guarantee requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, as at December 31, 2023, the Company held R$197.7 in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (R$376.9 as at December 31, 2022).

AMBEV S.A.

28.3 Classification of financial instruments

	2023				2022

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	277.2	-	-	277.2	454.5	-	-	454.5
Derivatives – operational hedge	53.4	326.3	-	379.7	57.0	216.8	-	273.8
	330.6	326.3	-	656.9	511.5	216.8	-	728.3
Financial liabilities
Put options granted on subsidiaries	-	-	2,791.1	2,791.1	-	-	3,060.3	3,060.3
Other liabilities	-	-	272.6	272.6	-	-	333.7	333.7
Derivatives liabilities at fair value through profit and loss	2.3	-	-	2.3	-	-	-	-
Derivatives – operational hedge	70.0	690.8	-	760.8	76.1	653.3	-	729.4
	72.3	690.8	3,063.7	3,826.8	76.1	653.3	3,394.0	4,123.4

28.3.1 Financial instruments level 3

As part of the negotiations regarding the acquisition of the shares of Tenedora, the Company signed at 2020 the second amendment to the Shareholders' Agreement extending the partnership between the Company and ELJ. As at December 2023, ELJ was the owner of 15% of the shares of Tenedora, and its put options was divided into two tranches: (i) Tranche A, corresponding to 12.11% of the shares, that was exercised at January 04, 2024; and (ii) Tranche B, corresponding to 2.89% of the shares, exercisable from 2026. The Company, on the other hand, has a call option over Tranche B shares, exercisable from 2029. On December 31, 2023, the sum of the two ELJ tranches is R$2,791.1 (R$3,053.7 on December 31, 2022).

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

28.3.2 Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2022	3,394.0
Acquisition of investments	(64.2)
Level reclassification	(6.6)
Total gains and losses during the period	(259.5)
Losses/(gains) recognized in net income	(269.9)
Losses/(gains) recognized in equity	10.4
Financial liabilities at December 31, 2023	3,063.7

28.4 risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity, and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risk’s performance consistent with its Financial Risk Management Policy.

AMBEV S.A.

The objective of this policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects: (i) transactional risks related to the business; (ii) financial statement translation risk; (iii) credit risks of financial counterparties and (iv) capital structure; financing and liquidity.

The policy establishes that all the financial assets and liabilities in each country in which Ambev operates must be denominated in their respective local currencies. The policy also sets out the procedures and controls required to identify, measure, and minimize market risks, such as variations in foreign exchange rates, interest rates and commodities (mainly aluminum, sugar, wheat, corn and paraxylene) that may affect Ambev’s revenue, costs and/or investment amounts. The known risks (e.g., foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g., future contracts for the purchase of raw materials or property, plant and equipment) shall be mitigated using projections for the period required for the Company to adapt to the new costs’ scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged. The exceptions to the policy must be approved by the Operations and Finance Committee (“COF”)

28.4.1 Market risk

28.4.1.1 Interest rate risk: consists of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses of financial liabilities, and/or decrease the financial income of financial assets, as well as negatively impact the fair value of financial assets measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy, which is reviewed periodically.

The table below demonstrates the Company’s exposure related to debts. In 2023, the Company does not hold hedge positions to the exposure described below:

	2023		2022
	Risk		Risk
	Interest rate	Amount	Interest rate	Amount
Brazilian Reais	8.1%	243.2	8.5%	230.1
Post fixed interest rate		243.2		230.1

Brazilian Reais	10.1%	2,372.0	8.5%	2,602.1
Working Capital in Argentinean Peso	0.0%	-	73.5%	74.3
Other	11.5%	405.6	10.4%	421.3
US Dollars	14.0%	-	14.0%	6.2
Canadian Dollars	5.6%	480.3	5.3%	511.0
Pre-fixed interest rate		3,257.9		3,614.9

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

AMBEV S.A.

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days from December 31, 2023, were used for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2023.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2023.

Sensitivity analysis of exchange rate variations and commodity price variations:

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedge	Decrease in commodities price	(21.1)	94.6	985.4	1,991.9
Input purchases		21.1	(94.6)	(985.4)	(1,991.9)
Foreign exchange hedge	Foreign currency decrease	(341.4)	(163.3)	2,995.8	6,333.0
Input purchases		341.4	104.9	(3,336.8)	(7,014.9)
Cost effects		-	(58.4)	(341.0)	(681.9)

Foreign exchange hedge	Foreign currency decrease	(14.5)	(13.2)	47.9	110.3
Capex Purchases		14.5	13.2	(47.9)	(110.3)
Fixed asset effects		-	-	-	-

Foreign exchange hedge	Foreign currency decrease	(4.1)	(3.7)	12.0	28.2
Expenses		4.1	(1.7)	(44.0)	(92.2)
Result of expense effects		-	(5.4)	(32.0)	(64.0)

Foreign exchange hedge	Foreign currency decrease	(2.3)	(2.5)	(17.1)	(31.9)
Cash		2.3	2.5	17.1	31.9
Cash effects		-	-	-	-
		-	(63.8)	(373.0)	(745.9)

28.4.1.2 Foreign currency risk: the Company is exposed to foreign currency risk on borrowings, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of Group entity. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards, and full deliverable forwards.

28.4.1.3 Commodity Risk: A significant portion of the Company’s inputs is made up of commodities, which have historically experienced substantial price fluctuations. The Company therefore uses both fixed prices purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

AMBEV S.A.

28.4.2 Credit Risk

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers, through a broad distribution network. Credit risk is reduced due to the large number of customers and control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

In order to minimize the credit risk of its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e., the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

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

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment and represent the maximum exposure to credit risk as at December 31, 2023. As at December 31, 2023, there was no concentration of credit risk on any counterparties in excess of the limits established by the Company's Credit Risk Policy.

28.4.3	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowings and equity securities. Ambev’s material cash requirements have included the following: debt servicing; capital expenditure; investments in companies; increases in the ownership of Ambev’s subsidiaries or companies in which it holds equity investments; share buyback programs; and payments of dividends and interest on shareholders’ equity.

AMBEV S.A.

The Company believes that cash flows from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities are sufficient to finance capital expenditures, financial liabilities, and dividend payments in the future.

	2023
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	36,817.8	38,453.7	35,522.5	439.9	10.6	808.6	1,672.1
Secured bank loans	126.5	177.8	26.7	25.2	25.2	50.4	50.4
Other secured loans (ii)	415.7	594.7	156.0	171.2	134.2	79.4	53.9
Lease liabilities	2,958.9	3,473.0	1,344.0	608.3	552.6	452.6	515.5
	40,318.9	42,699.2	37,049.2	1,244.6	722.6	1,390.9	2,291.8

	2022
	Carrying amount	Contractual cash flows	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	39,354.4	40,656.4	36,818.5	86.8	1,275.1	1,008.4	1,467.6
Secured bank loans	180.8	245.7	68.2	26.4	25.2	50.4	75.5
Other secured loans (ii)	472.5	759.1	169.9	156.7	151.6	165.4	115.5
Lease liabilities	3,117.4	3,657.4	962.9	1,008.4	621.0	696.9	368.2
	43,125.1	45,318.6	38,019.5	1,278.3	2,072.9	1,921.1	2,026.8

(i)	Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends, and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

(ii)	Nomenclature modified to Other secured loans, including for comparative purposes.

28.4.4 Capital management

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

The company evaluates its net debt in order to guarantee the continuity of its business in the long term.

	2023	2022
Assets
Interest-bearing loans and borrowings current and non-current	3,501.1	3,770.7
(-) Financial assets at fair value through profit or loss	(277.2)	(454.5)
(-) Cash and cash equivalents less bank overdraft	(16,059.0)	(14,852.1)
Net debt	(12,835.1)	(11,535.9)

28.5 Offsetting financial assets and liabilities

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

AMBEV S.A.

28.6 Risks management of climate change and the sustainability strategy

The Company’s operations, there is an inherent exposure to certain risks related to climate change, and relevant ESG (Environmental, Social and Governance) aspects. As the events mentioned in this section are highly uncertain, the Company cannot determine their financial impact at this moment. Any mentioned impacts may result in a material adverse effect on our business, liquidity, financial condition, and results of operations. The Company continues to manage liquidity and capital resources with discipline to meet the costs of the eventual materialization of such risks. In the period finished in December 31, 2023, the Management considered as main risks the points below.

28.6.1 Commodities prices

There is a growing concern that the currently level of carbon dioxide and other greenhouse gases in the atmosphere have adverse impacts on global temperatures, weather patterns and the frequency and severity of extreme weather and natural disasters, such as droughts, floods, unseasonal rains, tropical cyclones, among others. In the event the climate changes have a negative effect on agricultural productivity, the Company may be subject to decreased availability or less favorable pricing for certain agricultural commodities that are necessary for our products, such as barley, hops, sugar and corn. In addition, public expectations for reductions in greenhouse gas emissions could result in increased energy, transportation and raw material costs and may require us to make additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on our business and results of operations.

28.6.2 Water crisis

The Company also face water scarcity and quality risks. The availability of clean water is a limited resource in many parts of the world, facing unprecedented challenges from climate change and the resulting change in precipitation patterns and frequency of extreme weather, overexploitation, increasing pollution, and poor water management. The Company has implemented an internal strategy in order to considerably reduce the use of water in your operative plants. However, as demand for water continues to increase around the world, and as water becomes scarcer and the quality of available water deteriorates, we may be affected by increasing production costs or capacity constraints, which could adversely affect our business and results of operations.

Droughts can cause barley crop failures, especially in South America, where most barley is rain-fed. The meteorological droughts (short-term, precipitation-impacted droughts) can significantly affect barley crop performance. As a result, the effects of climate change could have a substantial long-term detrimental impact on the Company's business and operating results.

28.6.3 Environmental regulations

The Company’s operations are subject to a wide range of Brazilian federal, state and municipal safety and environmental laws and regulations related to licenses or authorizations necessary to our business, as well as use of water resources and management of solid waste and take-back scheme obligations.

AMBEV S.A.

The Company activities require the constant obtaining and renewal of environmental licenses, in which the production units operation depends. Technical difficulties or failure to meet license renewal terms and the requirements of environmental agencies may have adverse effects on our business, as we may be subject to (i) the imposition of several administrative penalties (such as fines, interruption or shutdown of activities, license cancellation, among others). (ii) payment of recovering costs to of degraded areas and (iii) accountability in the civil, administrative and criminal spheres, depending on the case.

There is no guarantee that the Company, even if it adopts adequate practices and processes, will not incur environmental liability or that these applicable environmental laws and regulations will not change or become stricter in the future. Accordingly, non-compliance with applicable laws and the technical conditions established in licenses and permits may harm the Company's reputation, results of operations and financial health.

28.6.4 Social

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

Accounting policies

Classification and measurement

Financial assets (except for accounts receivable without a significant financing component) or financial liabilities are initially measured at fair value, plus, for an item not measured at fair value through profit or loss, transaction costs directly attributable to their acquisition or issue.

Financial assets

The Company classifies its financial assets on initial recognition, depending on the business model used to manage the financial assets and the contractual terms of the cash flows, under the following measurement categories: (i) at amortized cost; (ii) at fair value through profit or loss; (iii) at fair value through other comprehensive income (“FVOCI”).

Financial assets are not reclassified subsequently to initial recognition, unless the Group changes the business model for the management of financial assets, in which case all impacted financial assets are reclassified on the first day of the post-change business model.

AMBEV S.A.

Financial assets are derecognized when the contractual rights to receive the cash flows from the asset has expired or are transferred in a transaction in which substantially all the risks and benefits of ownership of the financial asset are transferred by the Company.

On December 31, 2023, and 2022, the Company did not have any financial assets classified in the fair value through other comprehensive income category.

a) Amortized cost

The Company classifies financial assets as measured at amortized cost only when two criteria are satisfied:

i) The financial asset is held within a business model whose objective is to receive the contractual cash flows; and

ii) The contractual terms generate, on specific dates, cash flows that relate only to the payment of principal and interest on the principal amount outstanding.

b) Fair value through profit or loss

All financial assets not classified by the Company as measured at amortized cost or FVOCI and financial assets in which their cash flows do not represent exclusively payments of principal and interest, are classified at fair value through profit or loss. This category also includes debt instruments with cash flow characteristics which are not held within a business model with the objective either to collect contractual cash flow, or both to collect contractual cash flow and for sale.

c) Fair Value through Other Comprehensive Income

Debt instruments at FVOCI, with gains or losses recycled to profit or loss on derecognition. The financial assets in this category are the Company’s listed debt instruments thar are held within a business model either to collect cash flow or for sale.

Equity instruments designated at FVOCI, without remeasurement of gains or losses to the profit or loss upon derecognition. This category includes only equity instruments which the Company intends to hold for the foreseeable future, and which it has irrevocably elected to classify thus upon their initial recognition or transition. These instruments are not subject to impairment testing.

Financial liabilities

The Company classifies its financial liabilities, depending on the purpose for which the financial liabilities were entered into, in the following categories:

i) measured at amortized cost.

ii) measured at fair value through profit or loss.

Financial liabilities are derecognized when contractual obligations are removed, cancelled or expired. The difference between the written-off carrying amount and the consideration paid (including assets transferred or liabilities assumed) is recognized in profit or loss for the year.

AMBEV S.A.

All financial liabilities are initially measured at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost and adjusted using the effective interest rate method. Derivative instruments, remain classified in the fair value through profit or loss category.

Hedge accounting

The company designates certain derivatives as hedging instruments to hedge the risk related to the variability of foreign exchange rates, interest rates and commodity prices and are not used for speculative purposes. Derivative financial instruments, that are contracted to protect against the exposure, but that do not meet all of the hedge accounting requirements, will be recognized at fair value through profit or loss.

Derivative financial instruments are initially recognized at fair value. The fair value of derivative financial instruments can be obtained from market prices or from pricing models that reflect current market rates, as well as the credit quality of the counterparty.

Subsequently to initial recognition, derivative financial instruments are remeasured to their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these instruments are cash flow hedges or net investment hedges, where portions of gains or losses on the hedge instrument defined as effective hedge are recognized in comprehensive income. The hedge designated instrument is the effective element present term contract, which only the present element value change is recognized in comprehensive income, The term element, which can be separated and excluded from the financial instrument designation as hedge instrument is recognized in financial result, in accordance with IFRS 9 - Financial Instruments.

The company contracts commodities derivatives which have similar terms to the hedged items and applies component hedging to its commodities. The hedged component is contractually specified and matches with what is defined in the derivative contract, and therefore the hedge ratio is always 1:1. At the beginning of the hedge operation, the Company prepares formal documentation for the operation including: (i) the objective of the hedge, (ii) the type of hedge, (iii) the risk management strategy, (iv) the nature of the risk to be hedged, (v) the identity of the hedged item, (vi) the identity of the hedging instrument, and (vii) the prospective demonstration of effectiveness.

Hedge effectiveness is measured on a qualitative basis. Whenever the terms do not match, the Company uses the hypothetical derivatives method to assess the hedge effectiveness. Therefore, usually causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either party to the derivative contract.

a) Cash flow hedge

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability, or the foreign currency risk or commodity price variations associated with a highly probable transaction. The effective portion of any (gain or loss) on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve) and will be reclassified from the cash flow hedge reserve to the same line item within which and the same period during which the cash flow futures were hedged impacted the result. The ineffective portion of any gain or loss is recognized immediately in the current income statement, in the financial result.

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

AMBEV S.A.

b) Fair value hedge

Fair value hedges are used to protect the Company's net debt from variations in exchange rates and interest rates. The Company's cash and debt positions in foreign currency are continually monitored to identify new exposures.

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

c) Net investment hedge

The net investment hedge is used to mitigate the exposure to exchange differences resulting from the conversion of the net investment, or part of it, in the Company's subsidiaries abroad, by balance sheet conversion quota.

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

28.8.4 Derivatives at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair values of any of those derivative financial instruments are recognized immediately in profit or loss of exercise.

28.8.5 Impairment of financial assets

At the end of each reporting period basis, Management performs impairment testing for financial assets or groups of financial assets. If a trigger event occurs, a financial asset or group of financial assets will be deemed to be impaired. An asset or group of financial assets is deemed impaired, and impairment losses are recorded, only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that event (or events) has an impact on the estimated future cash flow from the financial asset or group of financial assets and can be estimated reliably.

28.8.6 Classification of fair value

IFRS 13 defines the fair value as the price that would be received for the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

AMBEV S.A.

The definition of the fair value of financial instruments is based principally on market conditions existing at the date of each balance sheet. Pursuant to IFRS 13, financial instruments measured at fair value shall be classified within the following categories:

Level 1: quoted prices (unadjusted) in active markets available to the entity for identical assets or liabilities.

Level 2: fair value of financial instruments which are not traded in an active market, using other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: if one or more of the significant data are not based on observed market data, the Company uses techniques that cover data that have a significant effect on the recorded fair value, which are not based on observed market data.

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS WITH SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	2023	2022

Collateral given for the Company’s own liabilities	581.0	764.5
Other commitments	1,146.8	1,368.1
	1,727.8	2,132.6

Commitments to suppliers - Property, plant and equipment and Intangible	1,000.8	276.7
Commitments to suppliers - Inventories	38,391.0	50,088.6
	39,391.8	50,365.3

As at December 31, 2023, the Company had R$558.2 (R$744.0 as at December 31, 2022) of cash guarantees. The deposits in cash used as guarantees are presented as part of other assets. To provide the guarantees required for derivatives exchanges and/or counterparties contracted in certain derivative financial instrument transactions, as at December 31, 2023, Ambev maintained R$197.7 (R$376.9 as at December 31, 2022) in highly liquid financial investments or in cash, classified as cash and cash equivalents and investment securities (Note 28- Financial instruments and risks).

Most of the balance relates to commitments to suppliers of packaging. These commitments the main objective is to long-term supply security for the Company regarding strategic inputs, as well as offering greater assurance to suppliers for long-term investments. The balances of fixed assets provided as security are not material.

Future contractual commitments as at December 31, 2023, and December 31, 2022, are as follow:

	2023	2022

Less than 1 year	9,619.2	12,491.0
Between 1 and 2 years	9,536.3	10,315.3
More than 2 years	20,236.3	27,559.0
	39,391.8	50,365.3

AMBEV S.A.

30.	RELATED PARTIES

The Company adopts the corporate governance practices recommended and/or required by the applicable laws. Under the Company’s by-laws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except for full subsidiaries), its directors and/or shareholders (including direct or indirect shareholders of the Company). The Governance Committee of the Company is required to advise the Board of Directors on all transactions with related parties, among other subjects.

Management is prohibited from interfering in any transaction in which a conflict of interest exists, even in theory, with the Company’s interests. Management also is not permitted to interfere in decisions of any other members of management, and the minutes of meeting of the Board are required to document any decision to abstain from the respective deliberations.

30.1 Transactions with key management members

The key management includes the Statutory Executive Board and Board of Directors. In addition to short-term benefits (primarily salaries), management members are entitled to participate in the share-based payment, as in Note 25- Share-based payments).

Total expenses related to the Company’s management members are as follow:

	2023	2022	2021

Short-term benefits (i)	66.7	74.2	68.3
Share-based payments (ii)	80.7	66.0	65.3
Total key management remuneration	147.4	140.2	133.6

(i)	These mainly correspond to management’s salaries and profit sharing (including performance bonuses).

(ii)	These correspond to compensation expenses of share options, restricted stocks and performance stocks granted to Management. In total amounts above exclude remuneration paid to members of the Fiscal Council and Committees.

Except the abovementioned remuneration, the Company has other types of transaction with the Management members or pending balances receivable or payable in its balance sheet.

In addition, on October 19th, 2023, the Company adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the Executive Board of Officers). Under this policy, "incentive-based compensation" is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)).

The policy provides that in the event the company is required to prepare an accounting restatement of its financial statements due to the company's material noncompliance with any financial reporting requirements under the applicable securities laws, the Company will recover (on a pre-tax basis) from the relevant executive officers any incentive-based compensation received by such executives on or after October 2nd, 2023 and during the three fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

AMBEV S.A.

30.2 Transactions with the Company's shareholders:

30.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, and at December 31, 2023, held 10.2% of its total share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with health care and dental assistance, technical and higher education courses, facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at December 31, 2023, and December 31, 2022, actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets, held for that purpose, which significantly exceeded the liabilities at these dates.

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits available to the Company, arising from reimbursements or from reductions in future contributions.

In December 31, 2023, the expenses incurred and recorded by Fundação Zerrenner with third parties, for providing these benefits totaled R$322.9 at December 31, 2023 (R$308.8 as at December 31, 2022), of which R$291.7 and R$31.2 were related to active employees and retirees respectively (R$270.7 and R$38.1 as at December 31, 2022, respectively).

30.2.2 Licensing agreement

The Company has a licensing agreement with Anheuser-Busch, Inc. (“AB Inbev”) to produce, bottle, sell and distribute Budweiser® products in Brazil, Canada and Argentina, and sales and distribution agreements for Budweiser® products in Guatemala, the Dominican Republic, Paraguay, El Salvador, Nicaragua, Uruguay, Chile, Panama, Costa Rica and Puerto Rico. In addition, the Company produces and distributes Stella Artois® products under a license to ABI in Brazil and Canada and, through a license granted to ABI, also distributes Brahma® products in the United States and several other countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

The Company and its subsidiaries have licensing agreements with the Group Modelo, subsidiaries of AB Inbev to import, produce, promote and sell Corona® products in Brazil, Canada, Argentina e Chile, as well agreements to to import, promote and sell Corona® products in Latin America and with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten® in Brazil.

In this context, at December 31, 2023, the Company recorded R$35.4 (R$22.6 as at December 31, 2022, and R$17.0 as at December 31, 2021) and R$888.6 (R$736.7 as at December 31, 2022, and R$819.0 as at December 31, 2021) as licensing income and expenses, respectively in its Consolidated results.

AMBEV S.A.

30.3 Transactions with related parties recognized in the income statement

	2023
	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.1	97.2	(143.3)	(0.5)	64.0
AB Package	-	-	(235.5)	-	-
AB Procurement	-	-	-	-	(0.5)
AB USA	35.3	-	(915.9)	(3.1)	(0.2)
Bavaria	72.3	-	(56.7)	-	-
Cervecería Modelo	0.9	-	(1,234.9)	-	-
Cervecerías Peruanas	-	-	(7.8)	-	-
Inbev	-	-	(41.9)	-	-
ITW International	-	-	-	-	120.0
Other	1.7	18.9	(32.6)	(3.4)	1.0
	110.3	116.1	(2,668.6)	(7.0)	184.3

	2022
	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.1	5.2	(117.3)	(8.5)	208.7
AB Package	-	-	(356.8)	-	-
AB Procurement	-	-	-	(18.1)	-
AB USA	25.5	-	(1,129.7)	(3.2)	-
Ambev Peru	0.6	-	-	-	-
Bavaria	32.0	-	(56.7)	-	-
Cervecería Modelo	124.4	-	(1,323.6)	-	-
Cervecerías Peruanas	1.7	-	(49.6)	-	-
Inbev	-	-	(129.8)	-	-
ITW International	-	-	-	-	37.3
Other	84.8	9.6	(87.2)	(7.1)	1.9
	269.1	14.8	(3,250.7)	(36.9)	247.9

	2021
	Sales and other	Service fees / reimbursement of expenses and other receivables	Product purchases and other	Service fees / reimbursement of expenses and other payables	Net finance cost
AB InBev	0.7	-	(180.3)	(10.7)	-
AB Package	-	-	(286.7)	-	-
AB Procurement	-	-	-	(16.1)	-
AB USA	32.1	-	(1,209.9)	(3.9)	0.3
Ambev Peru	3.2	-	-	-	-
Bavaria	30.9	-	(57.0)	-	-
Cervecería Modelo	0.8	-	(1,708.2)	-	-
Cervecerías Peruanas	3.2	-	(32.9)	-	-
Inbev	-	-	(107.9)	-	-
ITW International	-	-	-	-	42.2
Other	19.5	3.6	(143.0)	(8.2)	-
	90.4	3.6	(3,725.9)	(38.9)	42.5

AMBEV S.A.

30.4 Open Balances with Related Parties

			2023		2022
	Current			Current
	Trade receivables (i)	Other trade receivables (i)	Dividends receivables	Trade receivables (i)	Other trade receivables (i)
AB Africa	3.7	-	-	1.6	-
AB InBev	139.2	-	-	142.7	-
AB Services	17.2	-	-	23.7	-
AB USA	27.1	-	-	71.1	-
Bavaria	10.4	-	-	13.9	-
Cervecería Modelo	11.2	-	-	12.0	-
Cervecerías Peruanas	-	-	-	0.9	-
Inbev	1.4	19.0	-	1.0	23.9
Panama Holding	4.0	-	1.0	3.9	-
Other	22.5	-	-	19.9	0.9
	236.7	19.0	1.0	290.7	24.8

	2023		2022
	Non-current	Current	Non-current	Current
	Trade payables (i)	Trade payables (i)	Trade payables (i)	Trade payables (i)
AB InBev	-	(21.5)	-	(82.0)
AB Package	-	(110.2)	-	(79.3)
AB Services	-	(2.4)	-	(5.7)
AB USA	-	(209.6)	-	(237.7)
Bavaria	-	(30.2)	-	(6.9)
Cervecería Modelo (ii)	-	(1,497.9)	-	(345.5)
Cervecerías Peruanas	-	(7.9)	-	(46.4)
Inbev	-	(8.7)	-	(12.2)
ITW International	(199.9)	-	(343.6)	-
Other	-	(28.1)	-	(14.7)
	(199.9)	(1,916.5)	(343.6)	(830.4)

(i)	The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group.

(ii)	The outstanding balances with Cervecería Modelo are mainly made up of the accounts payable described in note 1.2.2, as well as amounts for product purchases and others.

List of companies included in the tables above:

AB InBev Procurement GmbH (“AB Procurement”)
Anheuser-Busch InBev N.V. (“AB InBev”)
Anheuser-Busch Inbev Services LLC (“AB Services”)
Arosuco Aromas e Sucos Ltda. (“Arosuco”)
Anheuser-Busch Packaging Group Inc. (“AB Package”)
Anheuser-Busch Inbev USA LLC (“AB USA”)
Cervecería Chile S.A. (“Cervecería Chile”)
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional Dominicana, S.A. (“CND”)
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
Inbev Belgium N.V. (“Inbev”)
Interbrew International B.V. (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

AMBEV S.A.

Accounting Policies

Transactions between subsidiaries, including balances and unrealized gains and losses on these transactions, are eliminated. The accounting policies of the subsidiaries are consistent with those adopted by the parent company.

Royalties paid are classified as cost of goods sold.

It is the Company's rule that transactions with related parties follow reasonable and commutative conditions, in line with those applicable in the market or in which the Company would contract with third parties, are reflected clearly in the individual and consolidated financial statements and are formalized in written contracts.

31.	EVENTS AFTER THE REPORTING PERIOD

31.1 Exercise PUT CND

As disclosed in Note 1 - Corporate Information, on January 31, 2024, ELJ exercised the put option to sell to Ambev a 12.11% stake in Tenedora's shares, corresponding to Tranche A, as set forth in the Shareholders' Agreement. The instrument was settled through: (i) a cash disbursement of R$1,704 million; and (ii) the offset of ELJ's debt held by the Group in the amount of R$335 million. As the transaction has been concluded, Ambev Group now holds a 97.11% stake in Tenedora, with the remaining 2.89% held by ELJ, corresponding to Tranche B, as disclosed in Note 28 - Financial Instruments and Risks.

31.2 IPI Excise Tax Suspension

As disclosed in explanatory note 27 - Provisions, Contingent Liabilities, and Contingent Assets, on December 31, 2023, the Company awaited notification of the decision rendered by the Superior Chamber of Tax Appeals (CSRF), which partially granted the Special Appeal filed by Ambev regarding the suspension of IPI. In January 2024, the Company was notified of the decision, resulting in a 98% reduction of the assessed amount, equivalent to approximately R$916 million. Regarding the remaining portion, the Company will pursue legal action seeking its full cancellation.

31.3 Presumed Profit

In February 2024, the ‘CARF’ rendered a unanimous favorable decision in the administrative process discussing Arosuco's (a subsidiary of Ambev) use of the presumptive profit method for calculating IRPJ and CSLL instead of actual profit. The amount classified as a possible contingency for the process was R$633.4 million on December 31, 2023 (R$581.5 million on December 31, 2022). The Company awaits formalization and notification of the decision to, together with its external advisors, assess any potential impacts on the risk classification of the contingency and take any necessary actions.

31.4 Disallowance on Income Tax deduction

In February 2024, CARF rendered a partially favorable, unanimous decision in the administrative process discussing the disallowance of the tax benefit reduction provided by Provisional Measure No. 2,199-14/2001, enjoyed by Arosuco, a subsidiary of the Company dedicated to the production of concentrates, located in the Manaus Free Trade Zone, during the years 2015 to 2018. The decision partially granting the appeal filed by Arosuco recognized the full enjoyment of the tax incentive, maintaining only a portion of the assessment related to the difference in calculation methodology between the tax authorities and the taxpayer. The portion related to the tax incentive amounts to approximately R$2.6 billion, and the portion related to the calculation difference amounts to approximately R$0.02 billion. The Company awaits the formalization and notification of the judgment to, together with its external advisors, assess any impact of the judgment on the contingency risk classification, as well as take any other necessary steps.