Form 20-F
period 2024-12-31
AMBEV S.A.
filed 2025-03-12
CIK 1565025

_____

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024

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

15,757,657,336

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

We prepare our audited consolidated financial statements in accordance with the International Financial Reporting Standards, or IFRS, issued by the International Accounting Standards Board, or IASB (currently referred to by the IFRS Foundation as the “IFRS Accounting Standards”), including the interpretations issued by the IFRS Interpretations Committee or by its predecessor, the Standing Interpretations Committee, effective as of December 31, 2024. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in millions of Brazilian Reais, except as otherwise specified. Unless otherwise specified, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2024, and 2023 and for the three years ended December 31, 2024, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

Unless otherwise specified, volumes, as used in this annual report on Form 20-F, include both beer (including beyond beer) and NAB volumes. In addition, unless otherwise specified, our volumes refer not only to the brands that we own or license, but also third-party brands that we brew or otherwise produce as a subcontractor, and third-party products that we sell through our distribution network. Our volume figures in this annual report on Form 20-F reflect 100% of the volumes of entities that we fully consolidate in our financial reporting. In addition, market share data contained in this annual report on Form 20-F refers to volumes sold.

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

CURRENCY TRANSLATION

In this annual report, references to “real,” “reais” or “R$” are to the official currency of Brazil, references to “U.S. dollar” or “US$” are to the official currency of the United States and references to “Canadian dollar” or “C$” are to the official currency of Canada.

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil), or the Brazilian Central Bank, as of December 31, 2024 of R$6.19 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders” for more detailed information regarding the translation of reais into U.S. dollars.

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

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in several places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

•	general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva and the policies his government may adopt or change during his term in office, particularly economic and fiscal reforms, and in the United States, developments and the perception of risks in connection with the administration of President Donald Trump and the policies his government may adopt or change during his term in office, particularly in the foreign policy landscape, any of which may negatively affect growth prospects in the Brazilian economy as a whole;
•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us, our customers and our consumers, and our assessment of that impact;
•	the effects and uncertainty emanating from continued geopolitical instability, including the ongoing conflict between Russia and Ukraine and in the Middle East following the conflict in the Red Sea and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen;

•	changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators;
•	the monetary, exchange rate and interest rate policies of central banks, including appreciation, depreciation and devaluation of the real or other currencies in the countries where we operate;
•	inflation and government measures to fight inflation;
•	greater than expected costs (including taxes) and expenses;
•	lower than expected revenue;
•	changes in pricing environments and volatility in commodity prices;
•	regional or general changes in asset valuations;
•	limitations on our ability to contain costs and expenses;
•	continued availability of financing;
•	any inability to economically hedge certain risks;
•	inadequate impairment provisions and loss reserves;
•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquire;
•	our expectations with respect to expansion plans, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections;
•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate;
•	the outcome of pending and future litigation and governmental proceedings and investigations;
•	ability to declare and pay dividends and interest on equity (“IOC”);
•	changes in government policies regarding tax subsidies and incentives;
•	the utilization of Ambev’s subsidiaries’ income tax loss carry forwards;
•	greater than expected customer losses and business disruptions;
•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis;
•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies;
•	changes in consumer spending and consumptions habits;
•	natural and other disasters;
•	water and/or energy scarcity and changes in government regulations aimed at rationing water and/or energy consumption in Brazil or other countries in which we operate;

•	availability and our ability to secure raw and packaging material that goes into our products;
•	technological changes;
•	our success in managing the risks involved in the foregoing;
•	the economic, financial, political, public health and other effects of pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact markets where we operate, as well as our ability to timely and efficiently implement any necessary measure in response to, or to mitigate the impacts of such events on our business, operations, cash flows, perspectives, liquidity and financial condition; and
•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

Summary of Risk Factors

Risks Relating to Our Operations

•	We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations;
•	Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance;
•	We are exposed to the risk of litigation;
•	Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customer and business information, could disrupt our operations;
•	We are subject to risks associated with noncompliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed;
•	We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or non-compliance with the Company’s sustainability guidelines or any failure to comply with laws and regulations by them could negatively affect our business;
•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities;
•	Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on attractive terms or at all may adversely affect our liquidity, financial condition and business;
•	The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our common shares and ADSs at the price and time you desire;
•	Our shareholders may not receive any dividends or IOC;

•	Future equity issuances may dilute the holdings of current holders of Ambev common shares or ADSs and could materially affect the market price for those securities;
•	Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, ABI, resulting in adverse limitations to our operations;
•	Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions;
•	Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future;
•	We may not be able to recruit or retain key personnel;
•	We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales;
•	If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs;
•	Demand for our products may be adversely affected by changes in consumer preferences and tastes.
•	The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations; and
•	We may not be able to protect our intellectual property rights.

Risks Relating to the Economy Sector in Which We Operate

•	Volatility in commodities prices may adversely affect our financial performance;
•	Negative publicity focusing on us or our products or on the way we conduct our operations may harm our business;
•	If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales; and
•	Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability;

Risks Relating to the Regulation Sector in Which We Operate

•	Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability;
•	Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.
•	We are subject to Brazilian and other antitrust regulations;
•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs;
•	Our business is subject to regulations in the countries in which we operate, and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues; and

•	Certain of our products may be subject to tax stamps, which may adversely affect our results and profitability.

Risks Relating to Other Countries in Which We Operate

•	Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries;
•	Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations;
•	Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs;
•	We operate a joint venture in Cuba, in which the Government of Cuba is our indirect joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities; and
•	The outbreak of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave or variant of COVID-19), and government and other responses thereto are highly uncertain and unpredictable and may result in further adverse effects material to our business and may impact our ability to continue operating our business.

Risks Relating to Social and Sustainability Matters

•	Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us;
•	Natural and other disasters and accidents caused by human and technological errors could disrupt our operations;
•	Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations;
•	Scarcity or poor quality of water may negatively affect our production costs and capacity;
•	New sustainability regulations may be enacted, and this may result in increased costs for Ambev to comply with them;
•	Our commitment to social responsibility may result in the incurrence of additional costs, and we are subject to laws, regulations and other obligations in furtherance of human rights, social justice and labor standards that may expose us to additional contingencies; and
•	Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Risks Relating to Our Common Shares and ADSs

•	Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev’s common shares (including shares underlying the Ambev ADSs);
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax attributes;
•	Certain shareholder entitlements may not be available in the U.S. to holders of Ambev ADSs;

•	Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs;
•	Our status as a foreign private issuer allows us to follow Brazilian corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them;
•	As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies;
•	Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons; and
•	Judgments of Brazilian courts with respect to our shares will be payable only in reais.

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

In addition, we have historically reported our consolidated results in reais. In 2024, we derived 45.7% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized a number of exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, as of December 31, 2023, the Brazilian real/U.S. dollar selling exchange rate was R$4.84 per U.S. dollar, reflecting a 7.2% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2022. As of December 31, 2024, the Brazilian real/U.S. dollar selling exchange rate was R$6.19 per U.S. dollar, reflecting a 27.9% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2023. As of February 28, 2025, the exchange rate was R$4.85 per US$1.00, reflecting a 5.5% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2024.

The devaluation of the real relative to the U.S. dollar may create additional inflationary pressures in Brazil by generally increasing the price of imported products and requiring recessionary governmental policies to curb aggregate demand. On the other hand, appreciation of the real against the U.S. dollar may lead to a deterioration of the current account and the balance of payments, as well as dampen export-driven growth. The potential impact of the floating exchange rate and measures of the Brazilian government aimed at stabilizing the real is uncertain. In addition, a substantial increase in inflation may weaken investor confidence in Brazil, impacting our ability to finance our operations through the international capital markets.

Other exchange rate devaluations or political decisions related to exchange rates may impact our business as well. For instance, during the first quarter of 2021, Cuba carried out the unification of currencies and the process of elimination of the Cuban Convertible Peso, which resulted in a limited amount of hard currency available to transfer abroad and to acquire raw materials locally, mainly impacting Bucanero’s beer volume sold due to increasing costs of production and price of our Cuban products. Moreover, the Bolivian government’s historical practice of maintaining a fixed exchange rate has created imbalances in supply and demand for foreign currency. As a result, since 2023, Bolivia has been experiencing a shortage of U.S. dollars and other foreign currencies, impacting our international transactions.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, environmental and climate, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings” and Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2024, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us. Any changes to the risk assessments of chance of success of our cases could adversely affect our liquidity, financial positions, and business. Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations or due to their involvement in other businesses.

Our tax contingency in Brazil has grown in recent years, and we expect it will continue to grow in the coming years, mainly because (1) its principal amount is adjusted on a monthly basis in accordance with the SELIC rate, or other equivalent interest rate, and (2) of the highly litigious environment in Brazil in connection with tax disputes. In addition, the highly complex tax legislation in Brazil reduces certainty of interpretation by taxpayers. This environment affects the economic sector generally. The Brazilian Finance Ministry reported that in 2022, there were R$5.06 trillion of tax credits under dispute. According to the 2024 “Justice in Numbers” report issued by the National Council of Justice, tax enforcements represented 31% of all the judicial cases pending resolution at the judicial level and 59% of all the ongoing enforcements in 2024, which evidences the highly litigious environment pertaining to tax matters in Brazil.

As the administrative phase of our tax proceedings ends and the judicial proceedings begin, we may be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees, bank deposits or other types of assets or rights subject to attachment by law. We will continue to vigorously defend our position in connection with such disputes.

On September 20, 2023, Law 14,689 was enacted (“Law 14,689/2023”) in Brazil, providing for the exclusion of fines imposed in tax administrative proceedings decided in favor of the Brazilian federal government following a tie-breaking vote at the federal administrative level, including any such proceedings that were subsequently challenged in judicial courts and, as of the date of publication of Law 14,689/2023, that were pending decision by the appeal courts. Law 14,689/2023 also exempts taxpayers that challenged federal administrative tie-vote decisions in court from being required to post surety bonds or similar guarantees, subject to the fulfillment of certain requirements to be set by the tax authorities. On January 20, 2025, Ordinance No. 95/2025 of the National Treasury Attorney’s Office (PGFN) was enacted, regulating the provisions of Law 14,689/2023. Pursuant to this PGFN Ordinance, the exemption from posting surety bonds or similar guarantees is subject to the recognition by PGFN of the taxpayer’s ability to pay. As a result, the taxpayer is required to submit an application accompanied by certain documents, which will then be verified by the PGFN, including whether the taxpayer had a valid tax clearance certificate. In this sense, PGFN Ordinance No. 95/2025 equated the taxpayer’s ability to pay with a form of guarantee, which grants more flexibility to taxpayers that are able to comply with the requirements of this PGFN Ordinance.

Additionally, on February 8, 2023, the STF judged two leading cases (Extraordinary Appeals Nos. 949.297 and 955.227) and ruled that any given collegiate decision by the STF recognizing the constitutionality or unconstitutionality of taxes collected on an ongoing basis will cease the effects of the res judicata of a prior ruling that is contrary to the STF’s position, even if this prior ruling had become final and unappealable in the past. This opinion from by the STF has created legal uncertainty for Brazilian companies, which relied on final judicial decisions to carry out their tax procedures and that are now faced with this binding STF decision that allows the overturn of past unappealable decisions, which could materially impact their business and results. In April 2024, the STF rejected a motion for clarifications that was filed in connection with these two leading cases, pursuant to which it was requested that the effects of these decisions became applicable from February 2023 onwards, not impacting prior transactions/decisions. Although these decisions have no material impact on any tax credits already recognized by the Company and its subsidiaries, they may impact future tax credits in case the STF changes its binding view on a res judicata in place to the Company.

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

Additionally, there has been an increase in litigation against large companies involving sustainability matters, including claims related to climate justice, net-zero targets and ambitions, greenwashing, climate-washing, supply chain commercial relationships, diversity and sustainability disclosure practices. As a result, we may also be subject to class actions or other litigation, including administrative proceedings, with respect to our sustainability practices since these issues have attracted increasing attention from investors and civil society on a global scale.

If any of these types of litigation were to result in fines, damages or reputational damages to us or our brands, this could have a material adverse effect on our business, results of operations, cash flows or financial position.

Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customer and business information, could disrupt our operations.

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

We depend on information technology to enable us to operate efficiently and interface with customers, as well as to maintain in-house management and control. A critical aspect of this reliance is the collection and secure storage of non-public information from our employees, partners, and customers, including personal and payment data.

Looking ahead, we continue to implement strategic initiatives and new technologies designed to grow our business, which are critical for the efficient functioning of our business. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information. For instance, we are implementing a new version of our main enterprise resource planning (ERP) System—the S4 Hana a SAP platform—which will help us book all the transactional data used in our Brazilian operations. Any replacement or upgrades to our systems, along with the processes required to implement them, may cause occasional disruptions or delays that could impact our ability to run operations smoothly, fulfill orders, or deliver services to customers. These efforts, while promising, carry inherent costs and risks. There is no guarantee that our strategic initiatives will deliver the intended growth in revenue to offset implementation costs. Nonetheless, we remain focused on leveraging innovation to secure long-term business success.

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

We take various actions with the aim of minimizing potential technology disruptions – such as investing in intrusion detection solutions, proceeding with internal and external security assessments, building and implementing business continuity plans and reviewing risk management processes – but all of these protections may be compromised as a result of third-party security breaches, burglaries, cyberattack, errors by employees or employees of third-party vendors, of contractors, misappropriation of data by employees, vendors or unaffiliated third parties, or other irregularities that may result in persons obtaining unauthorized access to company data or otherwise disrupting our business. The sophistication of cybersecurity threat actors continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence, for nefarious purposes. Unauthorized or accidental access to, or destruction, loss, alteration, disclosure, misuse, falsification or unavailability of information could result in violations of data privacy laws and regulations, damage to our reputation or our competitive advantage, loss of opportunities to acquire or divest of businesses or brands and loss of ability to commercialize products developed through research and development efforts and, therefore, could have a negative impact on net operating revenues. More generally, these or other similar technological disruptions can have a material adverse effect on our business, results of operations, cash flows or financial condition.

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

Additionally, as a result of the remote work implemented for certain roles, there is a potential increase in cybersecurity risks. While employees use company-provided devices, the personal networks they rely on at home may not offer the same level of security as that of our corporate environment, potentially impacting our ability to safeguard sensitive information and manage business operations effectively.

Despite the security, technical and administrative measures that we have in place, our facilities and systems may be vulnerable to security breaches, cyberattacks, acts of vandalism, computer viruses, misplaced or lost data, programming or human errors, or other similar events, and individuals may attempt to gain unauthorized access to our database to misappropriate such information for potentially fraudulent purposes. Our security measures may fail to prevent such incidents and breaches of our systems could result in adverse impact to our reputation, financial condition, and market value. In addition, if we are unable to prove that our systems are properly designed to detect and to try and detain a cyberattack, or even if we fail to respond to a cyberattack properly, we could be subject to severe penalties and loss of existing or future business, aside from damages awarded to our customers, dealers and employees whose personal data might have been mishandled or breached.

We rely on key third parties, including key suppliers, and the termination or modification of the arrangements with such third parties or non-compliance with the Company’s sustainability guidelines or any failure to comply with laws and regulations by them could negatively affect our business.

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

Moreover, if any of our suppliers and/or service providers fails to comply with laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by us, including binding sustainability and corporate governance practices, including social, environmental, climate, integrity, and labor laws, we may be subject to fines, administrative and legal proceedings, or other measures with an adverse impact on our business, results of operations and reputation. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Ambev Third-Party Supplier—Labor Investigations.”

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

Certain agreements to which we are a party, and certain legal proceedings in which we are involved require us to obtain and maintain surety bonds, letters of credit or similar financial instruments (e.g., bank products known as fiança bancária and/or seguro garantia) to secure the performance or payment of certain obligations and potential losses, respectively. We may be required to pay higher fees, post additional collateral or otherwise be subject to unfavorable terms and conditions when negotiating these products with financial institutions or insurers. In addition, if those negotiations fail, we may be required to use a substantial portion of our cash to secure such agreements and legal proceedings, which may materially and adversely affect our liquidity, financial condition, and results of operations.

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

According to our bylaws, we should pay to our shareholders 40% of our annual adjusted net income, calculated and adjusted pursuant to Brazilian Corporation Law in accordance with the mechanisms described in our bylaws as presented in our consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year. In addition, we might not pay dividends to our shareholders in any particular fiscal year based on the opinion of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company need not pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.

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

Our controlling shareholder, ABI, indirectly held shares in us representing 61.7% of our total and voting capital stock (excluding treasury shares) as of December 31, 2024. In addition, ABI together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, or FAHZ, held in aggregate 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2024.

ABI has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013 and effective as of July 2, 2019, or the Shareholders’ Agreement, and (2) ABI is controlled by Stichting Anheuser-Busch InBev, or Stichting, a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A. (as ABI was then called) (mainly represented by EPS Participations S.à.R.L and Eugénie Patri Sébastien S.A.) and the interests of the Brazilian families which were previously our controlling shareholders (represented by BRC S.à.R.L.), or the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

Our controlling shareholder is able to elect the majority of the members of our Board of Directors and Fiscal Council and generally determine the outcome of most other actions requiring shareholder approval, including dividend distributions, the consummation of corporate restructurings, issuances of new shares, sales of materials assets and bylaw amendments.

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

We purchase insurance for director and officer liability and other coverage where required by law or contract or where considered to be in our best interest. Even though we maintain these insurance policies, we self-insure most of our insurable risk. In addition, some types of losses, such as losses resulting from wars, acts of terrorism, or natural disasters, generally are not insured because they are either uninsurable or it is not economically practical to obtain insurance. The cost of some of our insurance policies could increase in the future. Moreover, insurers recently have become more reluctant to insure against these types of events. Should a material uninsured loss or a loss in excess of insured limits occur, this could adversely impact our business, results of operations and financial condition.

We may not be able to recruit or retain key personnel.

To develop, support and market our products, we must hire and retain skilled employees with particular expertise and consider diversity attributions, whenever applicable. The implementation of our strategic business plans could be undermined by a failure to recruit or retain key personnel or the unexpected loss of senior employees, including in acquired companies. We face various challenges inherent in the management of a large number of employees over diverse geographical regions, with their particular social contexts. Key employees may choose to leave their employment for a variety of reasons, including reasons beyond our control. The impact of the departure of key employees cannot be determined and may depend on, among other things, our ability to recruit other individuals of similar experience and skill at an equivalent cost and our ability to convey, maintain and monitor the culture of a safe, friendly and non-discriminatory work environment. It is not certain that we will be able to attract or retain key employees and successfully manage them, which could disrupt our business and have an unfavorable material effect on our financial position, income from operations and competitive position.

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

Our foreign subsidiaries’ ability to distribute cash (to be used, among other things, to meet our financial obligations) through dividends, intercompany advances, management fees and other payments is, to a large extent, dependent on the availability of cash flows at the level of such foreign subsidiaries and may be restricted by applicable laws and accounting principles. For example, the balances of cash held by our subsidiaries incorporated in Cuba and Argentina are not remittable to the Company due to exchange rate restrictions imposed in these countries, although these balances are available for use in our local operations. In particular, 45.7% (R$40.8 billion) of our total net revenues of R$89.5 billion in the year ended December 31, 2024, came from our foreign subsidiaries.

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

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2024. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot be sure that such hedging will be always possible or available at reasonable costs at all times in the future.

Set forth below is a table showing the volatility in 2024 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2024	Fluctuation
Aluminum (US$/ton)	2,695.0	2,110.0	2,418.9	7.7%
Sugar (US$ cents/pounds)	24.5	17.6	20.7	-7.8%
Corn (US$/bushel)	4.7	3.6	4.3	-1.1%
Wheat (US$/bushel)	7.0	5.0	5.8	-9.1%
PET (US$/ton)	1,063.3	801.4	964.0	-20.5%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (formerly CMAI).

Furthermore, on January 20, 2025, Donald Trump took office for a second non-consecutive term as the 47th President of the United States and, on February 1, 2025, signed executive orders imposing tariffs on almost all imports from Canada, Mexico and China. Tariffs on China became effective on February 4, 2025, while Canada and Mexico reached agreements with the U.S. to temporarily postpone tariffs until April 2025. As part of the agreement to delay the Canada executive order, Canada committed to implementing certain measures aimed at reducing the U.S.-Canada migration and drug crises. Through our Canada business segment, we export some of our products to the U.S. market which may become subject to a 25% ad valorem tariff. We have no control over and cannot predict the effects of Donald Trump’s administration or policies, but the implementation of protectionist policies or reversal of free trade policies in the United States could adversely affect us, particularly the volatility in commodities prices and our financial performance.

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

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations, there is a greater risk that we may be subject to negative publicity or fake news, in particular in relation to our businesses, environmental impacts, taxes, labor rights, corporate transparency, local work conditions, among others. Negative publicity or fake news that materially damages the reputation of one or more of our brands or our businesses could have an adverse effect on the value of that brand or our businesses and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

We compete with both brewers and other beverages companies. Globally, brewers, as well as other players in the beverage industry, compete mainly based on brand image, price, quality, distribution networks and customer service. Consolidation has significantly increased the capital base and geographic reach of our competitors in some of the markets in which we operate.

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

Risks Relating to the Regulation Sector in Which We Operate

Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.

Increases in levels of taxation in the countries in which we operate could adversely affect our profitability. Increases in taxes on beverage products usually result in higher beverage prices for consumers. Higher beverage prices generally result in lower levels of consumption and, therefore, lower net sales. Lower net sales result in lower margins because some of our costs are fixed and thus do not vary significantly based on the level of production. We cannot assure you that the countries’ governments will not increase current tax levels and that this will not impact our business. Furthermore, the implementation of protectionist policies or reversal of free trade policies in the United States, such as those implemented by the President Donald Trump in February 2025, may also result in increases in taxes and adversely affect our results and profitability.

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

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piauí, Rio Grande do Norte, Roraima, Sergipe and Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while the States of Minas Gerais and Rio de Janeiro decreased their ICMS Value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively). In 2023, the States of Minas Gerais and Rondônia increased their ICMS Value-Added Tax rate applicable to beer (increases ranging from 2% to 5%), while the States of Maranhão, Pernambuco, Roraima, Paraíba, Ceará, Bahia, Distrito Federal, Goiás and Minas Gerais increased their ICMS Value-Added Tax rate applicable to soft drinks (increases ranging from 1% to 3%) and the States of Rio Grande do Sul and Rio Grande do Norte decreased their ICMS Value-Added Tax rates applicable to soft drinks (decreases of 2%, respectively), with all effects from early 2024 on. In 2024, the States of Maranhão, Rio Grande do Norte, Piauí and, Alagoas increased their ICMS Value-Added Tax rate appliable to soft drinks (increases of up to 4%), with all effects from early 2025 on.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If the tax authorities interpret the tax laws inconsistently with our interpretations, we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

On December 20, 2023, the Brazilian Congress approved the consumption tax reform, resulting in the enactment of Constitutional Amendment No. 132/2023 which completely overhauls the taxation over consumption. One of the main goals of this tax reform is to simplify the tax legislation applicable to the consumption in Brazil by replacing current indirect taxes (i.e., IPI, ICMS, ISS, PIS and COFINS) by a dual value-added tax (“dual-VAT”), composed by a federal contribution on goods and services (“CBS”) and a sub-national goods and services tax (“IBS”). It also creates a new excise tax (“IS”) to be applied over goods and services considered harmful to health or the environment, such as alcoholic beverages and sugary drinks. The CBS will replace the current federal social contributions (PIS/COFINS) whereas the IBS will replace both the state tax on goods (ICMS) and the municipal tax on services (ISS). In short, the dual-VAT will have a broad-based and full non-cumulative tax on goods and services, will be charged in the destination, and will have a few tax rates and exceptions. Until 2027, all the previous and new taxes will be imposed at the same time. In other words, ICMS, ISS, tax on industrialized products (Imposto sobre Produtos Industrializados) (IPI), PIS/COFINS, IBS, and CBS will coexist. In 2027, PIS/COFINS will cease to exist and will be replaced definitively by CBS, which will have its standard rate. IPI will be reduced to zero in 2027, except for certain products that are industrialized in the Manaus Free Trade Zone. The IS will also come into effect in 2027. From 2029 to 2032, the IBS rates will be increased proportionally year by year, while the ICMS and ISS rates will be gradually reduced, as well as the tax benefits granted during this period. In 2033, the IBS will be fully implemented, while the ICMS and ISS will be abolished. Further IBS, CBS and IS regulations were enacted on January 16, 2025 (Supplementary Law No. 214). However, tax rates have not yet been defined. Accordingly, we cannot anticipate the impact of the consumption tax reform on our operations with any precision as of the date of this annual report on Form 20-F. However, the effects on our results of operations may be significant and could have negative consequences that materially affect our reported results. In addition, the tax reform eliminates all tax incentives currently applicable to us, preserving only certain specific benefits at the Manaus Free Trade Zone, which could also negatively impact our results. At the national level, the VAT will be called Contribution on Goods and Services (CBS) and at the subnational level, the VAT will be called Tax on Goods and Services (IBS). The dual-VAT will be charged at the destination and, in practice, will be the sum of the national VAT (CBS) and subnational VAT (IBS) rates. It will also be charged on imports, but not on exports. In addition to simplicity and transparency, the dual-VAT system seeks to eliminate the existing distortion of tax-over-tax, and the so-called “tax war” among states, that compete with each other to attract investment. Besides the dual-VAT (CBS/IBS), the reform also establishes an Excise Tax (IS) that will apply over goods and services considered as harmful to health or the environment, including alcoholic beverages and sugary drinks, such as soft drinks. Further IBS, CBS and IS regulations were enacted on January 16, 2025 (Supplementary Law No. 214). However, tax rates have not yet been defined. See “Item 4. Information on the Company—B. Business Overview—Taxation.”

Also, the Constitutional Amendment No. 132/2023 provides that the Executive Branch of the Federal Government had until March 2024 to present a suggestion of bill of law related to the tax reform concerning income taxation, which deadline was not observed. As of February 28, 2025, the Executive Branch of the Federal Government had not presented any such suggestion of bill of law to the National Congress. The implementation of a tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

Additionally, the Brazilian Federal Government published rules on the implementation of Organization for Economic Cooperation and Development (“OECD”)’s Inclusive Framework on Base Erosion and Profit Shifting (BEPS), specifically the so called “Pillar Two”. The Pillar Two is focused on implementing a global minimum tax designed to ensure that large multinationals pay a minimum effective tax rate of 15% in every jurisdiction it operates in which they operate. The Pillar Two was addressed in Brazil through Provisional Measure (“MP”) No. 1,262 and Normative Ruling No. 2,224. On December 27, 2024, MP No. 1,262 was discarded, and a bill of law was approved and converted into Law No. 15,079, which became effective on January 1, 2025.

Furthermore, Provisional Measure No. 1,185/2023 was converted into Law No. 14,789/2023, which became effective on January 1, 2024. The law provided relevant changes in the federal taxation, such as:

•	Federal taxation of tax incentives: Apart from specific federal tax incentives for the development of the North and Northeast regions (“SUDAM” and “SUDENE” benefits), all other federal, state and municipal tax incentives will be subject to Corporate Income Tax (“IRPJ”) and PIS and COFINS taxation. A Corporate Income Tax (IRPJ) restricted tax credit may be granted to partially offset the federal taxation impacts, provided certain conditions are met and an authorization by the tax authorities is issued. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Matters—Tax Proceedings Initiated By Us—Federal Taxation on VAT Incentives;”
•	Deductibility of Interest on Shareholders’ Equity (or Interest On Capital – IOC): Law No. 14,789/2023 also brought specific limitations for the deductibility of IOC payout mainly by means of limiting Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC. Thus, as of January 1, 2024, our IOC basis was adjusted downwards by the value that was recorded in the “carrying value adjustments account” in connection with the stock swap merger carried out in 2013 that allowed us to move to a “one share, one vote” system.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the National Consumer Price Index (Índice Nacional de Preços ao Consumidor), was 5.8% in 2022, 4.6% in 2023 and 4.8% in 2024. Brazil may continue to experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates. More recently, inflationary pressures have receded, which has led to the return of a more expansionary monetary policy.

Inflationary pressures in Brazil present notable challenges to our operations, affecting both our cost and expense structure and consumer demand dynamics. For additional information on such effects, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Brazilian Economic Environment and Inflation Impacts” for more information.

The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or COPOM) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. In the event of an increase in inflation, the Brazilian federal government may choose to significantly increase interest rates. For example, as of December 31, 2022, and 2023, the SELIC rate was 13.75%, 11.75% per annum, respectively, as set forth by COPOM. In 2024, the SELIC rate ranged between 10.5% and 12.25% per annum, reaching its peak at the end of the year. As of the date hereof, the SELIC rate was 13.25%. We cannot assure you that inflation will not affect our business in the future.

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

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Political crises have affected and continue to affect the confidence of investors and the general population, which have historically resulted in economic deceleration and heightened volatility in the securities issued by Brazilian companies. For example, presidential elections occurred in October 2022, with Luiz Inácio Lula da Silva defeating Jair Messias Bolsonaro, in one of the closest presidential races in history. In the aftermath of the 2022 election results, there were mass protests and demonstrations throughout Brazil by supporters of former president Jair Bolsonaro disputing the election results and a heightened state of political and social tension has persisted in Brazil following the election and the commencement of Luiz Inácio Lula da Silva’s new term of office on January 1, 2023.

Further, the former president Jair Messias Bolsonaro was the subject of several inquiries related to potential misconduct committed during his term of office following allegations made by the former Minister of Justice as well as a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) focused on the president’s handling of the COVID-19 pandemic, including the potential misuse of government funds and other matters. Furthermore, the federal police formally indicted Bolsonaro in November 2024 of attempting a coup plot to remain in office after his defeat in the 2022 election. In February 2025, Brazil’s Prosecutor-General’s Office filed charges against Bolsonaro at the Supreme Court. The potential outcome of these and other inquiries, as well as potential new inquiries involving Jair Messias Bolsonaro that may arise, are uncertain, but they had a negative impact on the general perception of the Brazilian economy and have adversely affected and may continue to affect our businesses, financial condition, and results of operations, as well as the market price of our common shares.

Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the president’s administration will implement, particularly the scope, viability, and effectiveness of the ongoing tax reforms, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results. Likewise, we cannot predict how the president’s administration may impact the overall stability, growth prospects and economic and political health of the country.

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

We also have substantial share of the beer market in other countries, such as Argentina, Bolivia, Uruguay, Paraguay, Panama, the Dominican Republic and Canada, in which our operations are subject to scrutiny by local antitrust authorities. We cannot assure you that local antitrust regulations will not affect our business in such other countries in the future.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs.

The Brazilian economy has been characterized by significant involvement on the part of the Brazilian government, which has historically changed monetary, credit and other policies to influence Brazil’s economy. The Brazilian government’s actions to influence the course of Brazil’s economy, control inflation and to implement other policies included increase in the Brazilian Central Bank’s base interest rate, changes in tax policies, wage and price controls, currency devaluations, capital controls, fiscal adjustments, limits on imports and exports, as well as other measures, such as the freezing of bank accounts, which occurred in 1990.

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

We cannot predict the measures that the Brazilian federal government will take due to mounting macroeconomic pressures or otherwise. Recent economic and political instability has led to a negative perception of the Brazilian economy and higher volatility in the Brazilian capital markets and the securities of Brazilian issuers, which also may adversely affect us. Indecision as to changes in policies and regulations implemented by the Brazilian federal government may contribute to economic uncertainty in Brazil and greater volatility in the Brazilian capital markets. Prior to the COVID-19 pandemic, Brazil was just emerging from a prolonged recession and a period of slow recovery, with only meager GDP growth in 2017, 2018 and 2019. Brazil’s incipient economic recovery in 2020 was torpedoed with the onset of the COVID-19 pandemic and governmental measures in relation thereto, all of which have introduced an additional level of economic and political uncertainty. These dynamics further impacted 2021, 2022 and 2023, which, coupled with government stimulus reduction, amplified the uncertainty by adding volatility to the market through accelerated inflation, lower disposable income and higher SELIC rates in Brazil. Global factors such as higher U.S. interest rates, a stronger U.S. dollar, and tariff threats, combined with concerns over fiscal accounts, have heightened tensions in Brazilian financial markets during 2024, weakening the Brazilian real and driving up local interest rates. In spite of financial volatility, Brazil’s GDP grew by 3.6% in 2024.

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

Additionally, the trend towards the multiplication of regulations aimed at regulating sustainability issues in the international jurisdictions where we conduct our businesses can result in complex regulatory obligations, with compliance actions to be implemented throughout the value chain, which may lead to high compliance costs and, in the event of non-compliance, reputational, financial and operational damage, as well as limitations on accessing external consumer markets.

Certain of our products may be subject to tax stamps, which may adversely affect our results and profitability.

Fiscal stamps, whether physical, digital, or printed, are commonly utilized by local governments as a policy to mitigate the commercialization of illicit alcohol, focusing on combating tax evasion.

For example, in Brazil, Article 36 of Provisional Measure 2.158-35/01 mandates the installation of a flow measurement system for beers and soft drinks. This legal provision was subsequently supplemented by Article 35 of Law No. 13.097/15. The last system implemented by the Brazilian Internal Revenue Office was the Beverage Production Control System (“Sicobe”), which was deactivated in 2016, through Declaratory Acts 75/16 and 94/16.

In December 2024, the Federal Court of Accounts (“TCU”) published Ruling No. 2.615/24, determining that the Brazilian Internal Revenue Office should resume the installation of a flow measurement system in accordance with the legislation still in force. It is expected that throughout 2025 measures will be adopted to reactivate Sicobe or another flow measurement system that may replace it, which could lead to controversies regarding who will bear its implementation and maintenance costs. In case Sicobe or another flow measurement system is reactivated in Brazil, we will be subject to additional tax obligations, the compliance of which may adversely affect our business.

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

The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country (See “Item 3. Key Information-D. Risk Factors—Risks Related to Other Countries in Which We Operate - Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations”). Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

The recent devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “Item 3. Key Information-D. Risk Factors—Risks Relating to Our Operations—Our results of operations are affected by fluctuations in exchange rates and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

In November 2023, Argentina elected Javier Milei as its new president, with views to fix an economy battered by soaring inflation, a looming recession and rising poverty, officially assuming office on December 10, 2023. Upon taking office, President Milei signed a decree to stabilize Argentina’s economy through spending cuts, devaluing the Argentine Peso and temporarily increasing import taxes and export taxes. In December 2023, he also tabled a bill to the Argentine National Congress that focused on mass privatization, deregulating certain sectors, and easing labor market rules. Despite Milei’s initial success in achieving disinflation and eliminating the government’s fiscal deficit since he took office, the efforts undertaken by the Argentine government have not achieved the desired results yet. There is no guarantee that Milei will be successful in improving the macroeconomic scenario in relevant and sustainable ways and, likewise, we cannot predict the scope and effectiveness of any reforms he may implement, which are considered radical. If the economic or political situation in Argentina deteriorates, our Latin America South operations may be subject to restrictions under new Argentine foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In 2024, Argentina’s inflation reached 117.8% declining 93.6pp when compared to the 2023 inflation of 211.4%, which led the Argentine Central Bank to decrease its reference interest rate (BADLAR) by 75.6pp, ending the year at 31.8%. In 2024, the currency went from 809 ARS/USD to 1031 ARS/USD (a 21.6% devaluation), an improvement when compared to the 78.1% devaluation in 2023.

In light of Argentina’s ailing economy and market’s concerns, including as a result of increases in corporate income tax, our liquidity and operations, as well as our ability to access funds from Argentina could be adversely affected to the extent the economic or political situation in Argentina deteriorates, or if foreign exchange restrictions are further implemented in the country. It is also difficult to assess the impact that the changes to the Argentine political scenario will have in the Argentine economy and, as a result, on our future operations and financial results.

In addition, on November 8, 2020, Luis Arce took office as the new president of Bolivia, having won the elections in the first round with the majority of votes. With these results, the Movement towards Socialism (Movimiento al Socialismo or MAS) returned to power. In October 2023, following a power struggle between Arce and former-president Morales, Bolivia’s president Luis Arce was expelled from his own party, MAS. In June 2024, a general serving as the head of the armed forces orchestrated what the Arce government portrayed as a failed coup attempt. The incident involved an attempted forced entry into Bolivia’s government palace by soldiers. Former-president Morales has accused president Arce of staging a “self-coup” to boost his low public approval rating. Protests supporting Morales and against the Arce government emerged in September 2024 and continued amid human trafficking and rape accusations against Morales in October 2024. Given that Morales is ineligible to run for president ever again by a court ruling, it is expected that the former president will choose an ally to represent him in the August 2025 presidential election and challenge Arce. Economically, Bolivia has been grappling with dwindling net reserves and rising country risk. By the end of 2023, net foreign reserves fell to $1.9 billion, the lowest level in 18 years. In 2024, the Bolivian central bank's net foreign reserves remained stable compared to 2023, thus concerns about the country’s financial stability persist. Given the challenging economic landscape and the political uncertainties surrounding the upcoming election, there is a heightened risk of depreciation of the official Bolivian exchange rate, a risk that may intensify as the elections approach.

Furthermore, in December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan included promises to increase taxes on the highest income bracket as well as large companies, ending the current pension system, and creating a universal fund to finance public and private health. Mr. Boric was sworn in as president in March 2022. In 2023, the Chilean economy showed signs of recovery following a negative macroeconomic scenario in recent years. During 2024, the government passed a number of major reforms, including the new budget law, which was adopted in July 2024 and formally set the public debt ceiling at 45% of GDP. A tax compliance law was also passed in September 2024, which aims to increase revenue to finance future increase in retirement pensions and other social welfare spending. In 2024, Chilean GDP increased by 2% as compared to 2023, reflecting higher exports (mainly copper, lithium and cellulose), stronger private consumption and lower unemployment rates. However, Chile’s political landscape is still polarized and fragmented.

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

Argentina continues to face inflationary pressures, evidenced by significantly higher fuel, energy and food prices, among other factors. The country’s National Consumer Price Index (CPI) increased by 117.8% in 2024, following 211.4% in 2023 and 94.8% in 2022. However, recent government efforts have led to a sharp disinflationary trend, aided by the appreciation of the Argentine peso (ARS). On February 6, 2025, the Argentine Central Bank announced that the new inflation estimates for 2025 and 2026 are 23.2% and 15.0%, respectively, according to its survey of market expectations (Relevamiento de Expectativas de Mercado) conducted between January 29-30, 2025. While these projections indicate a continued slowdown in inflation, uncertainties remain regarding the effectiveness and sustainability of the government’s policies. Key factors influencing Argentina’s inflationary environment include:

•	Tariff Adjustments: The government’s increases in electricity, gas, and fuel prices in 2024 have exerted cost inflationary pressure, particularly on businesses and consumers. While these adjustments are part of broader fiscal reforms, they contributed to short-term price increases in essential goods and services.
•	Exchange Rate Policy: The slowdown in the crawling peg policy has helped reduce inflation by stabilizing import prices through the real appreciation of the Argentine peso (ARS). However, a prolonged appreciation could reduce export competitiveness and, in the long term, impact economic activity, which may influence inflation dynamics.
•	Fiscal Policy: Argentina has achieved a 1.8% fiscal surplus in 2024, primarily through substantial expenditure reductions rather than revenue-driven growth. While this policy has improved macroeconomic stability, it limits the government’s ability to implement expansionary measures that could stimulate economic recovery. Notably, fiscal contraction tends to have a disinflationary rather than inflationary effect, reducing demand-side pressures.

A high inflation rate or a hyperinflationary process affects Argentina’s foreign competitiveness by diluting the effects of the peso depreciation, negatively impacting employment and the level of economic activity and undermining confidence. Despite initial progress in stabilizing inflation under President Javier Milei’s administration, challenges remain. Inflation continues to erode real wages, impacting private consumption and household purchasing power. If inflation control measures fail or confidence in government policy weakens, inflation rates could accelerate again, further affecting macroeconomic conditions and our business operations. A continuing inflationary environment could undermine our results of operation, adversely affect our ability to finance the working capital needs in Argentina.

The main impact of this hyperinflationary environment in Argentina on our results of operations is the corresponding impact such inflation effects have on our cost of sales and operating expenses, particularly in terms of increasing costs of raw materials, labor, and other operating expenses. In this way, such inflationary pressures have direct impact on our gross profit margins and overall profitability. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Argentine Economic Environment and Inflation Impacts.” In addition, inflation impacts pricing dynamics due to its impact on consumer behavior and purchasing power. As prices rise, consumers may cut back on discretionary spending, including purchases of beverages. We may face challenges in passing on increased costs to consumers if they are already feeling the strain of inflation on their budgets. This can lead to deterioration on profit margins as Ambev may be unable to fully offset cost increases with higher prices.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operation.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. Also, see “Item 5. Operating and Financial Review and Prospects - A. Operating Results - Argentine Economic Environment and Inflation Impacts” for more information.

Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs.

Economic and market conditions in Brazil and other emerging market countries, especially those in Latin America, influence the market for securities issued by Brazilian companies as well as investors’ perception of economic conditions in Brazil. Crises in emerging markets, such as in Southeast Asia, Russia and Argentina, historically caused volatility in the Brazilian stock market and other emerging countries. In addition, global financial crisis originating in developed economies, including the subprime debt crisis in the United States and the sovereign debt crisis in Europe, have had an impact on many economies and capital markets around the world, including Brazil, which may adversely affect investors’ interest in the securities of Brazilian issuers such as Ambev. Furthermore, the implementation of protectionist policies or reversal of free trade policies in the United States, such as those implemented by the President Donald Trump in February 2025, may have material adverse impacts on the global economy and adversely affect our businesses.

Our businesses, financial condition and results of operations may be materially and adversely affected by a general economic downturn and by instability and volatility in the financial markets and commodity prices, including as a result of the conflict between Russia and Ukraine and in the Middle East following the conflict in the Red Sea and resultant escalating tensions in the region involving the Gaza Strip, Iran, Hezbollah in Lebanon and the Houthi in Yemen.

The COVID-19 virus pandemic resulted in significant financial market volatility and uncertainty around the globe, evidencing that the market value of our common shares and ADSs may be adversely affected by events occurring inside and outside of Brazil, such as the emergence or continuation of widespread health emergencies or pandemics, military conflicts, including the ongoing conflict between Russia and Ukraine and in the Middle East, terrorism or other geopolitical events. Additionally, monetary policy changes and/or implementation of protectionist policies in the United States and other relevant countries for the international economy may impact, directly or indirectly, the economy in the countries where we operate, generating several risks, especially exchange rate, interest rate and increase in the price of commodities, and, consequently, affecting our results.

We operate a joint venture in Cuba, in which the Government of Cuba is our indirect joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Ambev, through its Canadian subsidiary Cerbuco Brewing Inc., (“Cerbuco”), currently owns a controlling interest of 50% in Cerveceria Bucanero S.A., or Bucanero, a Cuban company in the business of producing and selling beer. The other 50% equity interest in Bucanero is indirectly owned by the Government of Cuba through Corporación Alimentaria, S. A. We have the right to appoint the general manager of Bucanero. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, see “Item 8. Financial Information—Civil Claims—Cerbuco Arbitration.”

Bucanero’s main beer brands are Bucanero, Cristal and Mayabe. In 2024, Bucanero sold 1.21 million hectoliters of beer, representing about 0.7% of our total volume of 181.9 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. On January 11, 2021, the United States government designated Cuba as a state sponsor of terrorism, a list from which Cuba had previously been removed in 2015. On January 14, 2025, then-President Biden issued a Certification of Rescission of Cuba’s Designation as a State Sponsor of Terrorism, but the Certification was rescinded by President Trump on January 20, 2025, reinstating Cuba’s state sponsor of terrorism designation. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

Also, Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (known as the “Helms-Burton Act”) authorizes private lawsuits for damages against anyone who traffics in property confiscated without compensation by the Government of Cuba from persons who at the time were, or have since become, nationals of the United States.

The Helms-Burton Act also includes a section that authorizes the U.S. Department of State to prohibit entry into the United States of non-U.S. persons who traffic in confiscated property, and corporate officers and principals of such persons, and their families. Although Title III of the Helms-Burton Act had previously been suspended by discretionary presidential action following its inception in 1996. On May 2, 2019, the former Trump Administration activated Title III of the Helms-Burton Act, thereby allowing nationals of the United States that hold claims under the Helms-Burton Act to file suit in U.S. federal court against all persons trafficking in property confiscated by the Cuban government. On January 14, 2025, then-President Biden notified Congress of the suspension for six months beyond January 29, 2025, of the right to bring an action under Title III of the Helms-Burton Act. On January 29, 2025, Secretary of State Rubio delivered a letter to Congress withdrawing the Biden Administration’s letter regarding the suspension of Title III. As a result of the activation of Title III of the Helms-Burton Act, we may be subject to potential U.S. litigation exposure, including claims accrued during the prior suspension of Title III of the Helms-Burton Act. It remains uncertain how the activation of Title III of the Helms-Burton Act will impact our U.S. litigation exposure. ABI has received notices of potential claims purporting to be made under the Helms-Burton Act.

The outbreak of infectious diseases, or the risk of an outbreak (e.g. pandemics, epidemics, including a potential new wave or variant of COVID-19), and government and other responses thereto, are highly uncertain and unpredictable and may result in further adverse effects material to our business and may impact our ability to continue operating our business.

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

Risks Relating to Social and Sustainability Matters

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

In this context, for the purpose of complying with current environmental legislation and addressing other environmental issues relevant to the Company, the following are considered material issues from a regulatory, operational, financial and reputational point of view: (i) the use of water resources; (ii) climate change and regulation of carbon markets and greenhouse gas emissions in countries where the Company operates, such as Brazilian Law No. 15,042/24; (iii) solid waste management, reverse logistics and circular packaging; (iv) sustainable agriculture and (v) responsible consumption.

Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (technological or human errors) or physical risks such as large-scale epidemics and pandemics, including the COVID-19 pandemic, the occurrence of natural disasters, such as the 2024 floods in the Brazilian State of Rio Grande do Sul, terrorist events, military conflicts, including the ongoing conflict between Russia and Ukraine and in the Middle East, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

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

We established sustainability goals focused on smart agriculture, efficient use of water resources, circular packaging, carbon emissions reduction and use of renewable electricity that we aim to achieve by the end of 2025. While we continue to work towards meeting our sustainability goals, we have encountered, and may continue to confront, challenges in relation to achieving these aspirations by 2025 or otherwise in the same manner and to the same extent as previously planned and reported.

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

New sustainability regulations may be enacted, and this may result in increased costs for Ambev to comply with them.

New sustainability regulations continue to be enacted and proposed in countries where we operate. These regulations brought by governing and regulatory bodies could be comprehensive in scope and cover various matters within the sustainability framework, including, among other areas, reporting, disclosure and due diligence processes.

For example, the recent enactment of Law No. 15,042/2024 establishes a regulated carbon market in Brazil - the Brazilian Greenhouse Gas Emissions Trading System (SBCE). Under this system, companies, including us, will be subject to a cap on greenhouse gas (GHG) emissions, with specific limits to be defined in future regulations. Although the law takes immediate effect, the SBCE itself will be implemented gradually. Except for primary agricultural production, operators will be subject to SBCE regulations if they are responsible for facilities or sources emitting more than 10,000 tCO2e per year. These operators will be required to submit a Monitoring Plan to the SBCE management body and a GHG Emissions and Removals Report in accordance with the approved plan. Additionally, if emissions exceed 25,000 tCO2e per year, operators must provide a report demonstrating the periodic reconciliation of their obligations, which consists of verifying compliance with environmental obligations defined in the National Allocation Plan, through ownership of assets equivalent to their net emissions. Penalties for non-compliance with SBCE regulations include, among others, (i) warnings, (ii) fines, and (iii) suspension of registration, licenses, or authorizations.

Although the law takes immediate effect, the SBCE itself will be implemented gradually. It is expected that all obligations related to SBCE will become enforceable within a period of four to five years from the publication of the law (December 2024). The law establishes the implementation of SBCE in five phases: (i) the first phase for the regulation of the law, within a period of 12 months, extendable for an equal period; (ii) the second phase for the operationalization, by the operators, of the instruments for reporting emissions for a period of one year; (iii) the third phase in which the operators will only be subject to the obligation of submitting a monitoring plan and presenting reports on GHG emissions and removals to the SBCE management body for two years; (iv) the fourth phase during the validity of the first National Allocation Plan (duration not yet defined) with the non-onerous distribution of Brazilian Emission Quotas (CBE) and the implementation of the SBCE asset market; and (v) the fifth phase in which there will be full implementation of the SBCE and all obligations will become enforceable.

In addition, CVM Resolution No. 193, dated October 20, 2023, (“CVM Resolution 193”) establishes the obligation to adopt the International Sustainability Standards Board (ISSB) standards for the preparation and disclosure of sustainability-related financial information by publicly-held companies. The principles that guided the Resolution highlight the importance and necessity of: (i) the disclosed information becoming increasingly transparent, reliable, consistent, and comparable; (ii) establishing measures to enhance transparency around sustainability-related risks and opportunities that affect entities in the capital markets, in order to contribute to the development of a sustainable, regenerative economy; and (iii) implementing disclosure standards for policies and procedures companies adopt to address and mitigate the impacts of climate change, as well as social and environmental risks. For 2025, the preparation and disclosure of the sustainability report is voluntary and subject to limited assurance by an independent auditor registered with the CVM. However, from the report to be released in 2027 (prepared with respect to year ending 2026), the preparation and disclosure of the sustainability report will be mandatory and subject to reasonable assurance – involving a more rigorous process - by an independent auditor registered with the CVM.

The enactment of Law No. 15,042/2024 and CVM Resolution 193, as well as other future new regulations may require that we adapt our business, activities, and current practices in order to comply with such new legislation and other requirements, which may result in higher operating costs that may negatively impact our operating results.

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

Similarly, we may be challenged, including judicially, about the absence of clear goals and effective actions to foster diversity, equity and inclusion, in all levels of the Company regardless of the hierarchy.

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

While ADS holders may convert gains, dividends, profits or other payments under Ambev’s shares with respect to the shares underlying the ADSs into foreign currency and remit the proceeds abroad, this could be adversely affected by future changes to the applicable regulation.

If an ADS holder surrenders the ADSs and, consequently, receives shares underlying the ADSs, the investment in Ambev’s shares would be registered with the Brazilian Central Bank either as (i) a foreign direct investment, subject to Brazilian Central Bank Resolution No. 278, dated December 31, 2022 (“BCB Resolution 278” and “Foreign Direct Investment”, respectively), in the event the respective ADS holder holds shares directly in Ambev’s certificate book; or (ii) a portfolio foreign investment, subject to (a) the Brazilian Central Bank and the CVM Joint Resolution No. 13, dated December 3, 2024 (“Joint Resolution 13”), which replaced Resolution No. 4,373, dated September 29, 2014, of the National Monetary Council (“CMN”) (“CMN Resolution 4,373”); and (b) CVM Resolution No. 13, dated November 18, 2020 (“CVM Resolution 13” and, together with Joint Resolution 13, the “Portfolio Investment Rules”), in the event the respective ADS holder holds shares through a broker (“Foreign Portfolio Investment”).

The main obligation with respect to a Foreign Direct Investment consists in registering the respective investment with Brazilian Central Bank’s electronic system of foreign capital registration, named Capital Information Provision System of Foreign Direct Investment (SCE-IED), which must be carried out by Ambev. As to the Foreign Portfolio Investment, the respective investor must meet several requirements, which include engaging a local broker, opening a portfolio account maintained by a local custodian, and, if the respective investor is a legal entity, seeking registration with the CVM and engaging a local institution licensed by the Brazilian Central Bank or a clearing house to act as its representative.

The failure to comply with local rules governing the Foreign Direct Investment and the Foreign Portfolio Investment, as applicable, may impact the ability of the holder to receive and dispose of Ambev’s shares and to receive gains, dividends, profits or other payments under Ambev’s shares.

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

•     have a compensation committee, a nominating committee, or corporate governance committee of the Board of Directors (though we currently have a non-permanent People Committee that is responsible for evaluating our compensation policies applicable to management and a Governance Committee that is responsible for governance matters as related party transactions, antitrust matters, strategies related to sustainability issues and cyber security and privacy and data protection matters);

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

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 3rd floor, 04530-001, São Paulo, SP, Brazil, and its telephone number and email are: +55 (11) 2122-1200 and ri@ambev.com.br.

A.        History and Development of the Company

Overview

We are the successor of Brahma and Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma brand was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma. However, the legal entity that has become Ambev S.A., the current NYSE- and B3-listed company, was incorporated on July 8, 2005, as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Old Ambev. Until the stock swap merger of Old Ambev with Ambev S.A. approved in July 2013 (see “—Stock Swap Merger of Old Ambev with Ambev S.A.”), Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

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

Upstream Merger of Old Ambev with and into Ambev S.A.

In January 2014, and as a subsequent step of the stock swap merger, an upstream merger of Old Ambev and one of its majority-owned subsidiaries with and into Ambev S.A. was consummated. This upstream merger had no impact on the shareholdings that our shareholders held in us. As a result of this upstream merger, our corporate structure was simplified since we moved to a “one share, one vote” system.

Recent Acquisitions, Divestments and Strategic Alliances

Increase of Equity Stake in Tenedora

On July 2, 2020, Ambev and E. León Jimenes, S.A. (“ELJ”), as shareholders of Tenedora CND, S.A. (“Tenedora”) – a holding company based in the Dominican Republic, owner of almost all of the equity stake of Cervecería Nacional Dominicana, S.A. (“CND”) – entered into the second amendment to the Tenedora Shareholders Agreement (“Shareholders Agreement”), aiming to extend our partnership in the Dominican Republic and postponing, for this purpose, the deadline for exercising the put and call options provided therein. As of December 31, 2023, ELJ held 15% of Tenedora’s shares and a put option requiring us to purchase its stake in Tenedora in two different tranches, as follows: (i) Tranche A, corresponding to 12.11% of Tenedora’s shares exercisable in 2022, 2023 and 2024, and (ii) Tranche B, corresponding to the remaining 2.89%, exercisable starting in 2026 (or before that date in the event of a change in control of Tenedora or sale of all or substantially all of its assets).

On January 31, 2024, ELJ exercised the option to sell the entire Tranche A to us, in accordance with the provisions of the Shareholders Agreement. We settled the Tranche A put option via: (i) a cash disbursement of approximately R$1,704 million that we paid to ELJ; and (ii) the offset of ELJ’s debt held by CND in the amount of R$335 million. As a result of this transaction, we increased our stake in Tenedora from 85% to 97.11%, with the remaining 2.89% stake held by ELJ and subject to the Tranche B put option described above. We, on the other hand, have a call option over the Tranche B shares to be exercised starting in 2029. For additional information, see Note 28 - Financial Instruments and Risks.

Sale of SLU

On December 26, 2024, CND and Koscab Holdings Limited (“Koscab”) entered into an agreement (“Share Purchase Agreement”) pursuant to which CND agreed to transfer all of its shares held in the holding company SLU Bevarages LTD. (“SLU”) to Koscab, in exchange for the payment of a deferred price in five tranches until 2028, with the transfer of control of SLU expected to occur in 2025. SLU is a majority shareholder in Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited and Dominica Brewery & Beverages Limited. The completion of the transaction is subject to the approval of local authorities and conditions precedent to be agreed upon between the parties. The value of SLU’s net assets corresponds to approximately 1% of our net assets.

B.        Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We currently produce, distribute and sell beer, CSDs, other alcoholic beverages and non-alcoholic and non-carbonated products directly in 15 countries across the Americas.

We conduct our operations through four business segments, as follows:

•  Brazil: Beer sales division and NAB sales division.

•	Central America and the Caribbean (“CAC”): Dominican Republic, Saint Vincent, Dominica, Antigua, Cuba, Guatemala, Barbados and Panama.
•	Latin America South (“LAS”): Argentina, Bolivia, Paraguay, Uruguay and Chile.

•  Canada: Labatt’s operations in Canada.

The following map illustrates our four business segments as of December 31, 2024:

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2024		2023		2022
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	48,605.3	54.3%	46,361.7	58.1%	42,635.8	53.5%
Beer Brazil	40,220.2	45.0%	38,985.9	48.9%	35,857.9	45.0%
NAB	8,385.2	9.4%	7,375.8	9.3%	6,777.9	8.5%
CAC	11,023.7	12.3%	10,044.8	12.6%	9,440.1	11.8%
Latin America South	19,829.7	22.2%	13,797.2	17.3%	17,371.2	21.8%
Canada	9,993.9	11.2%	9,533.2	12.0%	10,261.7	12.9%
Total	89,452.7	100.0%	79,736.9	100.0%	79,708.8	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2024		2023		2022
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	128,320.2	70.5%	126,419.7	68.8%	126,184.4	67.9%
Beer Brazil	93,634.6	51.5%	93,111.6	50.7%	94,042.6	50.6%
NAB	34,685.6	19.1%	33,308.1	18.1%	32,141.8	17.3%
CAC	12,408.6	6.8%	12,174.6	6.6%	11,786.3	6.3%
Latin America South	32,447.6	17.8%	36,039.6	19.6%	38,134.0	20.5%
Canada	8,744.1	4.8%	9,025.2	4.9%	9,645.0	5.2%
Total	181,920.5	100.0%	183,659.0	100.0%	185,749.7	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

•     our people and culture;

•     our strategic pillars;

•     quality of our products;

•     sustainability guidelines and trends;

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

Strategic Pillars

We focus our efforts behind the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

•	Lead and Grow the Category: The beer category is big, profitable and growing, and we believe we are well positioned to lead and grow the category due to our unparalleled footprint, industry-leading portfolio of brands and operational capabilities.

•	Digitize and Monetize our Ecosystem: We aim to unlock value from our existing assets and expand our addressable market through the digitization and monetization of our ecosystem. We aim to enhance the value of our core business through the BEES platform, digital direct-to-consumers solutions and other new business opportunities.

•	Optimize our Business: Our objective is to optimize our business and maximize our long-term value creation by focusing on three areas: disciplined resource allocation, robust risk management and an efficient capital structure. We aim to invest in our operations and in the growth of our business while dynamically balancing our leverage, returning cash to shareholders, and pursuing selective mergers and acquisitions.

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

Sustainability

Sustainability helps enable Ambev’s purpose – Dream Big to Create a Future with More Cheers – and it unlocks long-term value. Brewing quality beer starts with the search for the best ingredients. This requires a healthy, natural environment, as well as thriving communities. In furtherance of this overarching philosophy, we are pursuing four sustainability goals by 2025:

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
(iii)	driving circular packaging: we aspire that 100% of our products will be in packaging that is reusable or made from majority recycled content, which we aim to achieve, through working with suppliers to increase the use of recycled content and reinforcing the message for consumers about returnable bottles; and
(iv)	aiming for climate ambition: we aim that 100% of our purchased electricity will be from renewable sources and we will have a 25% reduction in CO2 emissions intensity across our value chain as compared to our 2017 baseline.

Regarding our climate ambition specifically, we have contracted 100% renewable electricity in nine countries, and we achieved a reduction of 21.3% in CO2 emission in 2024, as compared to 2017, which we believe places us on track with our target of reducing our CO2 emissions by 25% by 2025. Regarding Scope 3 emissions, which represents the largest share of emissions today, we have been working collaboratively with our main suppliers to decarbonize our value chains, through robust programs such as Eclipse Collaborative Program and Connecting for a Better World – Climate Action. These programs aim to engage our suppliers and partners into increasing transparency of carbon data, training and capacity building within our teams.

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

•	In Brazil, our direct-to-consumer platform Zé Delivery continued to grow in 2024, being now present in more than 700 cities across all 27 Brazilian states and reaching nearly 70% of the country’s entire population. Zé Delivery delivered more than 66 million orders in 2024 and had over 5 million monthly active users as of December 31, 2024.
•	In LAS, TaDa in Argentina, which resulted from the merger of App Bar with other Direct-to-Consumer platforms named Siempre en Casa and Craft Society, had a challenging 2024 due to the economic situation of the country. The platform is present in 49 cities, with over 550 thousand orders and declining by 45% in 2024 versus 2023, and monthly active users declining by 25% in 2024 versus 2023. In Paraguay, Ta Da is present in 28 cities, covering nearly 53% of the population with number of orders growing 39% in 2024 versus 2023 and monthly active users growing by 36% in 2024 versus 2023.
•	In CAC, TaDa in Dominican Republic continued to expand in 2024, with the number of orders growing by 35% in 2024 versus 2023, and monthly active users growing by 27% in 2024 versus 2023.

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

•	In Brazil, we continued to roll-out BEES and currently have more than 93% of our active buyers purchasing through the platform. As part of our full digital strategy plan, nearly 82% of our clients currently purchase exclusively through BEES. The platform helped us reach an all-time high number of clients, adding more than 20 thousand new clients to our client base in 2024. In the BEES marketplace, we currently offer over 550 Stock Keeping Units (“SKUs”) across different categories, such as groceries, non-alcoholic beverages, and hard liquors. The number of customers buying in the marketplace corresponded to nearly 70% of BEES’ customers in the year ended December 31, 2024.

•	In LAS, our digital transformation journey is also evolving with the roll-out of BEES. In Argentina, more than 75% of B2B buyers are purchasing through BEES, and over 90% of the country’s net revenue comes from the platform. The number of customers buying in the marketplace corresponded to over 55% of BEES’ customers in the year ended December 31, 2024. In Paraguay, 86% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 74% of the total number of customers in the year ended December 31, 2024. In Bolivia, 74% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 95% of the total number of customers in the year ended December 31, 2024.
•	In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with 90% of B2B buyers already purchasing through the platform, and over 97% of the country’s net revenue coming from BEES in 2024. We are also exploring BEES marketplace in the country with 18 different categories and over 350 SKUs available for customers as of December 31, 2024. In Panama, we have also continued with the roll-out of BEES which has reached over 100% of the country’s net revenue in 2024 coming from the platform.
•	In Canada, BEES continues to evolve its scale and offerings. BEES is live in the Provinces of Alberta, British Columbia, Newfoundland and Labrador, Saskatchewan and Quebec. In 2024, orders through BEES accounted for approximately 20% of net revenue for the Canadian business, with Quebec accounting for the majority of orders placed using BEES. BEES launched in Alberta, British Columbia and Saskatchewan in 2024, and approximately 500 customers purchased products through BEES in these provinces. In Newfoundland and Labrador, net revenue from BEES orders doubled in 2024, as compared to 2023. BEES marketplace also continued to evolve in Canada, offering products from nine third party partners in 2024.

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

	2024 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	24.7%	23.3%	24.8%	27.2%
Beer Brazil	24.6%	23.5%	24.9%	27.0%
NAB	24.9%	22.9%	24.5%	27.7%
CAC	23.3%	24.6%	25.1%	27.0%
Latin America South	26.8%	18.5%	23.6%	31.0%
Canada	20.0%	27.8%	28.0%	24.2%
Total	24.7%	22.8%	24.8%	27.7%

Description of the Markets Where We Operate

The table below sets out the main brands we sell in the markets listed below as of December 31, 2024.

Country by Business Segment	Brands
Brazil	Beer and Beyond Beer: Antarctica, Antarctica SubZero, Beats family, Beck’s, Bohemia, Brahma 0.0%, Brahma, Brahma Duplo Malte, Budweiser, Budweiser Zero, Colorado, Corona, Corona Cero, Goose Island, Hoegaarden, Leffe, Magnifica, Michelob ULTRA, Mike’s Ice Lemonade, Original, Patagonia, Polar, Serramalte, Skol, Skol Puro Malte, Spaten, Stella Artois, Stella Artois Pure Gold, Brutal Fruit, Vinho do Zé and Wälls
Non-Beer: AMA, Baré, Fusion, Gatorade, Guaraná Antarctica, H2OH!, Lipton, Pepsi, Pepsi Black, Red Bull, Soda, Sukita, Tônica Antarctica and Antárctica Soda Limonada

Central America and the Caribbean
Antigua	Beer: Wadadli
Barbados	Beer: Banks, Deputy, Stella Artois, Corona Non-Beer: Plus, Tiger Malt, Pinehill, Sungold
Cuba	Beer: Bucanero, Cristal, Mayabe, Cacique Non-Beer: Malta Perla Negra, Malta Bucanero
Dominica	Beer: Kubuli
Dominican Republic	Beer: Barcelo, Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente family, Stella Artois, The One
Non-Beer: 7UP, 911, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock
Guatemala	Beer: Beck’s, Brahma, Bud Light, Budweiser, Busch, Corona, Goose Island, Hoegaarden, Leffe, Michelob ULTRA, Modelo (Especial and Negra), Stella Artois
Panama	Beer: Atlas Golden Xtra, Balboa, Beck’s, Budweiser, Corona, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Modelo Negra, Stella Artois
Non-Beer: 7UP, Mirinda, Orange Crush, Pepsi, Pony Malta, Red Bull
Saint Vicent	Beer: Hairoun, Corona, Presidente Non-Beer: Smallie, Vita Malt, Hairoun Island Flavors

Latin America South
Argentina	Beer and Beyond Beer: Andes, Andes Origen, Brahma, Budweiser, Capriccio, Corona, Dante Robino Reserva, Dante Robino Varietales, Goose Island, Isidra, Michelob ULTRA, Novecento, Novecento Raices, Patagonia Quilmes, Stella Artois, Temple
Non-Beer: 7UP, Awafrut, Gatorade, H2OH!, Ortinal Mirinda, Paso de Los Toros, Pepsi, Red Bull, Rockstar
Bolivia	Beer: Paceña, Huari, Golden by Skol, Budweiser, Corona, Stella Artois, Ducal, Baltica, Taquiña, Chicha Taquiña.
Non-Beer: Pepsi, Pepsi Black, 7UP, Guaraná Antártica, Gatorade, Maltin, H20H!, Somos (water)
Chile	Beer: Baltica, Beck’s, Becker, Brahma, Budweiser, Corona, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Leffe, Malta del Sur, Michelob ULTRA, Modelo Especial, Negra Modelo, Pilsen Del Sur, Quilmes, Stella Artois, Corona 0.0, Budweiser 0.0 Stella 0.0
Non-Beer: Corona Tropical
Paraguay	Beer: Antarctica, Baviera, Brahma, Brahma Subzero, Brahma Pomelo, Brahma Frutos Rojos, Budweiser, Bud66, Colorado, Corona, Michelob ULTRA, Norte, Ouro Fino, Patagonia, Pilsen, Pilsen Extra, Skol, Stella Artois, Stella 0.0
Non-Beer: Novecento, Caldén, Mike’s
Uruguay	Beer and Beyond Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Dante Robino, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob ULTRA, Negra Modelo, Norteña, Novecento, Oceánica, Patagonia, Patricia, Pilsen, Quilmes, Skol, Stella Artois, Zillertal
Non-Beer: 7UP, Gatorade, Guaraná, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

Country by Business Segment	Brands
Canada	Beer and Beyond Beer: Alexander Keith’s, Archibald, American Vintage, Banded Peak, Beach Day Every Day, Beatbox, Beck’s, Boddington’s, Brava, Brickworks, Bud Light, Budweiser, Busch, Corona, Cutwater, Goose Island, Hoegaarden, Kokanee, Kootenay, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob ULTRA, Mike’s, Mill Street, Modelo, NÜTRL, Okanagan, Oland, Pacifico, Palm Bay, Rockstar, Rolling Rock, Spaten, SVNS Hard 7-UP, Stanley Park, Stella Artois, Tempo, Wildcat

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

According to our estimates, in 2024 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitor in Brazil is The Heineken Company.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. As of December 31, 2024, our distribution was structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 207 operations, and (2) our proprietary direct distribution system, involving 89 distribution centers located across most Brazilian regions. We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. See “ —Business Overview—Business Strategy.”

In the non-alcoholic beer segment, we operate mainly though Brahma 0.0% which was launched in 2013, Budweiser Zero which was launched in 2021 and Corona Cero which was launched in 2022.

Beyond Beer

Some of our products stretch beyond typical beer consumption occasions, such as the Beats family of beverages and Mike’s, which are designed for new occasions and consumer groups in which beer is not present. Our NÜTRL, Cutwater, Palm Bay and Mike’s portfolio in Canada and Dante Robino wines in Argentina and Beats in Brazil add to our wide portfolio of beyond beer, a market that we have been assessing in different regions and countries.

Brazil NAB

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices, and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 54% of the NAB unit volume in 2024 and 44% of the addressable market. The most relevant formats for the category are the two-liter and one-liter non-returnable PET bottles which are mainly sold in supermarkets for in-home consumption and the 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in off-trade (e.g. supermarkets) and on-trade (e.g. bars and restaurants) channels.

Our main competitor in the NAB market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

According to our estimates, the leading CSD flavors in Brazil are (1) cola (with 56% of the market in 2023), (2) guaraná, (3) orange, and (4) lime. In the cola segment, Pepsi Cola is the second bestselling brand and is sold under our exclusive production and bottling agreements with PepsiCo, while in the “non-cola” flavor segment, we lead the market with Guaraná Antarctica. The non-sugar CSD market is growing within CSDs and our main brands in this segment are: H2OH!, Pepsi Black (both sold under license from PepsiCo) and Guaraná Antarctica Zero. Between 2022 and 2023, we launched new formulas for Pepsi Black and Guaraná Antarctica Zero to maximize flavor which improved our presence in the segment. Our NAB portfolio also includes brands such as Gatorade in the isotonic market, Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo and in the energy drinks segment, we sell Fusion, a proprietary brand, and Red Bull, which is sold under an exclusive distribution agreement (see “—Licenses—Red Bull”). CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the 12-ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 6.3 million hectoliters in 2024.

In the countries we operate in Central America, we sell our beer brands through the CBC distribution network, jointly with CBC’s CSD portfolio.

In Panama, we estimate that we currently lead the beer market. The main packaging presentations are 355-milliliter cans, 285-milliliter bottles, and 355-milliliter bottles and our main beer brands in Panama are Balboa ICE, Balboa, Atlas Golden Light, Atlas, and Corona. The main competitor in the Panamanian beer market is Baru. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.7 million hectoliters in 2024. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 3.4 million hectoliters in 2024.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 355 milliliter cans. We currently sell the Bucanero, Cristal, Mayabe. and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 1.2 million hectoliters in 2024. Our main competitor in Cuba is imported beer (over 100 worldwide brands) and in 2023 a new brewery began operations producing locally the brand Parranda in PET format.

In the Dominican Republic, the annual sales volume of the beer market was 5.3 million hectoliters in 2024, according to our estimates. The main packaging presentations in the Dominican beer market consists of the returnable 650-milliliter and 355-milliliter glass bottles, which are predominantly sold in small convenience stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Presidente Light, Brahma Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

In Barbados, the annual sales volume of the beer market was 0.09 million hectoliters in 2024, according to our estimates. We continue to be the market leader in terms of sales volume according to our estimates, with brands such as Banks and Deputy, which are produced locally by Banks (Barbados) Breweries Ltd. The main packaging presentation in Barbados is the 250-milliliter and 275-milliliter returnable glass bottles. Our main competitors in Barbados include Carib Brewery (Trinidad & Tobago), which produces Carib and Stag beers, and Red Stripe (Jamaica), a well-known lager with strong brand recognition. We also face competition from global brands like Heineken and Guinness, which have established strong distribution networks across the region.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 5.7 million hectoliters in 2024. The main packaging presentation in the Dominican CSD market is the half-liter bottle, in PET format, which is predominantly sold in small retail stores. Industrias San Miguel, which adopts a low-price strategy has the leadership of the Dominican CSD Market, followed by The Coca-Cola Company, represented by Bepensa. We are currently the third player in that market in terms of sales volume according to our estimates.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi-Cola, and Seven Up, all of which are marketed under an exclusive bottling agreement with PepsiCo. Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Operations through Third Party Distributors

We also sell Brahva, Budweiser, Bud Light, Michelob Ultra, Stella Artois, Corona, Modelo Especial, Presidente, Beck’s, Leffe and Hoegaarden, through third party distributors in Costa Rica, Nicaragua, Puerto Rico, Venezuela, Trinidad & Tobago, Aruba, Bahamas, Bermuda, Cayman, Curacao, French Guyana, Grenada, Guadalupe, Guyana, Jamaica, Martinique, Saint Marteen, St. Kitts, St. Lucia, Suriname, Tortola, Turks and Caicos, and US Virgin Islands.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

As of December 31, 2024, we served more than 300 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 15.9 million hectoliters in 2024. With a population of approximately 47 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 33% of our beer volume is distributed directly by us and 67% was distributed through exclusive third-party distributors in 2024. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 56% of our sales in 2024.

According to our estimate, the on-premises consumption represented 6% of beer volumes in Argentina in 2024, and off-premise, including supermarkets sales represented 94% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Brahma, Quilmes and Budweiser. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2024, annual sales volume of the Argentine CSD market was 29 million hectoliters. In Argentina, 45% of our CSD volume was distributed directly by us and 55% is distributed through exclusive third-party distributors in 2024. Non-returnable bottles represented 31% of our CSD sales in Argentina in 2024.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brands in that country are Pepsi-Cola and Seven-Up. According to Scentia, we are the second player in the Argentine CSD market in 2024, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 4.3 million hectoliters in 2024. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, in 2024, 52.5% of our beer volumes was directly distributed by us, 6,9% is distributed through exclusive third-party distributors and the remaining 40.6% is distributed through third-party distributors who are not exclusive. Our main package presentation in Bolivia is the 620-milliliter returnable glass bottle, which accounted for 18.0% of our sales in 2024.

Our most important beer brands in Bolivia are Paceña, Huari and Golden by Skol. According to estimates, we are the leading beer producer in Bolivia.

The Bolivian CSD Market

In March 2009, we acquired 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., from SAB (through Quinsa) becoming the exclusive bottler of Pepsi in Bolivia.

According to our estimates, in 2024, the annual sales volume of the Bolivian CSD market was 1.3 million hectoliters. Of our total CSD volumes in Bolivia in 2024, 86% was directly distributed by us and 14% was distributed through third-party distributors, while all our CSD sales in that country in 2024 were through non-returnable bottles. CSD main brands are Pepsi (84%), Seven Up (5%), Guaraná Antartica (4%). According to Nielsen we reached an 11.4% market share in 2024.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 10.6 million hectoliters in 2024. Beer consumption in Chile has increased in almost every year since 2014 except for 2017, 2022, 2023 and 2024. Our most important beer brands in Chile are Corona, Budweiser, Becker, Stella Artois and Cusqueña.

As of December 31, 2024, we were the second beer producers in Chile, according to our estimates, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A. In Chile 100% of our beer volumes was distributed through an exclusive third-party distributor.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 5.1 million hectoliters in 2024, excluding smuggling.

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

In Paraguay, 74.8 % of our beer volumes was directly distributed by us and 25.2 % was distributed through exclusive third-party distributors in 2024. Our main package presentation in Paraguay is the 940-millimeter returnable glass bottle, which accounted for 42.5 % of our sales in 2024.

Our most important beer brands in Paraguay are Brahma, Ouro Fino, Skol, Bud 66, Pilsen and Corona with a leader market position in the country in 2024, according to our estimates.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1 million hectoliters in 2024. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, on June 1, 2023, we implemented a “Route To Market Project,” resulting in 100% of our beer volume distributed through exclusive third-party distributors. Previously, from January to May 2023, 21% of our beer volumes was directly distributed by us and 79% was distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 33% of our sales in 2024.

Our most important beer brands in Uruguay are Patricia and Pilsen, with a leading market position in 2024, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2024, the annual sales volume of the Uruguayan CSD market was 3.9 million hectoliters.

In Uruguay, 100% of our CSD volume was distributed through exclusive third-party distributors in 2024. Non-returnable bottles accounted for 94% of our sales in that country in 2024. Our most important brand in Uruguay is Pepsi-Cola, with The Coca-Cola Company being our main competitor.

Canada

The Canadian Beer Market

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, and a portfolio of ready-to-drink and cider brands.

According to our estimates, Labatt is the market leader in the Canadian beer market. The main packaging presentations in that country are the 355-milliliter and the 473-milliliter aluminum cans, which are predominantly sold in privately owned and government-owned retail stores in addition to privately owned on-trade establishments. Our main competitor in Canada is MolsonCoors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd., or Sleeman, and Moosehead Breweries Ltd.

Our main brands in Canada are Budweiser, Bud Light, Busch, Corona and Michelob Ultra (brewed and sold under licenses from subsidiaries of ABI), along with Labatt Blue, Stella Artois, Kokanee, Lucky Lager and Alexander Keith’s. Our distribution system in Canada is structured in different ways across the country, as further explained below.

Other Canadian Markets

The RTD industry in Canada grew 4% in 2024, after low-single digit declines in 2022 and 2023. Labatt’s RTD portfolio in Canada includes the NÜTRL, Mike’s, Okanagan, Palm Bay and Cutwater brands.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we own together with other brewers a distribution, retail and recycling company incorporated in 1927 named Brewers Retail Inc., operating as The Beer Store, or TBS. In 2024, TBS finalized the Early Implementation Agreement, or EIA, with the government of the Province of Ontario, Labatt, MolsonCoors and Sleeman. The EIA specifies TBS’s role as the primary distributor, designated recycler, and a retailer of beer following the recent expansion of the retail marketplace for beverage alcohol sales in Ontario, and termination of the Master Framework Agreement, or MFA, on December 31, 2025.

Historically, under the MFA, the available channels through which beverage alcohol could be purchased, subject to certain restrictions per channel, were limited to: (i) TBS for the distribution of beer and malt-based RTDs, operating as the primary retailer for pack sizes larger than six bottles or cans of beer, (ii) the Liquor Control Board of Ontario, or LCBO, a chain of liquor stores owned by the government of the Province of Ontario, and (iii) up to 450 grocery stores. Following implementation of the EIA in 2024, the channels through which eligible beer of all pack sizes, wine and RTDs can be sold have expanded to include: (i) TBS, (ii) the LCBO, (iii) all eligible grocery stores, and (iv) eligible convenience stores. The LCBO continues to maintain the exclusive ability to sell spirits.

The EIA further stipulates features of the expanded beverage alcohol marketplace and related distribution and recycling systems through January 1, 2033. These features include: (i) TBS retaining the right to maintain retail operations through at least January 1, 2033, (ii) TBS continuing to be the primary distributor of beer and malt-based RTDs to existing channels and new stores through January 1, 2031, (iii) TBS having the ability to distribute to retailers non-beverage alcohol in addition to all beverage alcohol types through January 1, 2031, (iv) TBS continuing to provide recycling services, and (v) maintaining current regulations in Ontario prohibiting trade spend in the expanded retail channels.

TBS ownership is available to all qualifying Ontario-based brewers. TBS’s 15-member Board of Directors is made up of the following members: four directors nominated by Labatt; four directors nominated by Molson; four independent directors initially nominated by a selection committee jointly represented by the Province of Ontario, Labatt and Molson and now nominated by a majority vote of the independent directors; two directors nominated by larger brewer shareholders (other than Labatt and Molson) with prior-year TBS sales equal to or greater than 10% of total TBS sales for the same year; and one director nominated by smaller brewer shareholders with TBS sales less than 50,000 hectoliters per year.

The nature of TBS’s business requires compliance with laws and regulations and oversight by the Province of Ontario and its agents, the Alcohol and Gaming Commission of Ontario, or AGCO, and the LCBO. The Liquor License and Control Act and its regulations are administered by the AGCO, which is an Ontario provincial regulatory agency reporting to the Ministry of the Attorney General and affiliated with the Ministry of Finance. The Province of Ontario and its agents, the AGCO and LCBO, oversee all aspects of the beverage alcohol sector.

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

Distribution in the Western Provinces and Territories

MolsonCoors and Labatt are each a shareholder in Brewers Distributor Limited, which operates a distribution network primarily for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, as well as three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, some volume is also sold through a third-party wholesaler. In these Western Canadian markets, there are both privately controlled retail stores (such as in Alberta, British Columbia and Saskatchewan) and government-controlled retail stores (such as in British Columbia and Manitoba).

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

Barley and Malt

Malt is widely available, and our malt requirement is met by domestic and international suppliers as well as our own six malting facilities. In the case of our beer operations in South America (Brazil & LAS), approximately 76% of our malt needs were supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay in 2024.

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

Guaraná Berries

We have a 1,070-hectare farm that provides us with 5-tons of guaraná seeds (roasted grains) per year, or about 2% of our needs, with the balance currently being purchased directly from farmers and their organizations in Maués, with the remainder purchased directly from independent farmers in the Amazon region as well as other regions in Brazil where guaraná is available. The focus of our own farm is to supply guaraná seedlings to local producers and to promote the sustainable cultivation of guaraná in the Amazon Region. About 14 thousand seedlings are donated each year.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 260 thousand tons of glass and in 2024 such unit attended approximately 35% of our glass needs in Brazil.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. Also, in September 2020, we opened our can plant facility in the state of Minas Gerais, which has a production capacity of 2.5 billion cans per year. Our can plant served approximately 15% of our can needs in 2024 in Brazil.

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

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	each country or province has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years;
•	some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada;
•	some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance from schools, hospitals and other designated areas, as well as place certain restrictions on the time of sale and consumption of these products in public places and private clubs;
•	some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price, or SRP. There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another;
•	in some provinces in Canada the off-trade is restricted to government-owned or licensed stores. See “—Business Overview—Description of the Markets Where We Operate—Canada – Labatt”; and

•	beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to four retail channels. One of them is the LCBO, which is government-owned. The second retail channel is TBS, which is jointly owned by Labatt and 33 other brewers. The third retail channel is eligible grocery. The fourth retail channel is eligible convenience stores. The Alcohol and Gaming Commission of Ontario regulates the alcohol industry.

Many governments also impose restrictions on beer advertisement, which may affect, among other issues, (1) the media channels used, (2) the contents of advertising campaigns, which may also include restrictions to influencer marketing campaigns, and (3) the time and places where beer can be advertised.

Marketing

Our marketing initiatives are concentrated in off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines, internet websites, social media and influencers. On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi-Cola, Gatorade, H2OH!, and Lipton Iced Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Canada, Uruguay, Bolivia and Dominican Republic. In 2024, sales volumes of PepsiCo products represented approximately 36% of our total NAB sales volumes in Brazil, 43% of our total NAB sales volumes in the Dominican Republic and 98% of our NAB sales volumes in Argentina, 96% of our NAB sales volumes in Bolivia and 99% of our NAB sales volumes in Uruguay.

Red Bull

We have a long-term distribution agreement with Red Bull, providing for the exclusive right to sell and distribute certain brands of Red Bull’s portfolio in specific limited points of sale of the on-trade channel in Brazil. We also have agreements with Red Bull to distribute their portfolio in a few limited channels in Argentina and the Dominican Republic.

Licensing Agreements with ABI

Budweiser, Bud Light, Busch and Busch-Light

We also have a licensing agreement with ABI which allows us to exclusively produce, distribute and market Budweiser in Brazil and Argentina. We also have certain arrangements to sell and distribute Budweiser products in Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and certain other countries in CAC, Uruguay, Chile, Bolivia and Paraguay.

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser, Bud Light, Busch and Busch Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume. In 2024, Budweiser, Bud Light, Busch and Busch Light represented, in aggregate, approximately 62% of Labatt’s total beer sales volumes.

Stella Artois, Beck’s and Brahma

We have a cross-licensing agreement with ABI through which we are allowed to produce, bottle, sell and distribute beer under the Stella Artois and Beck’s brands in Latin America and Canada on an exclusive basis, and ABI is allowed to produce, bottle, sell and distribute beer under the brand Brahma in Europe, Asia, Africa and the United States on an exclusive basis. Ambev has agreed not to produce directly or indirectly, bottle, distribute, sell or resell (or have an interest in any of these), any other European premium branded beer in Latin America, and ABI has agreed to be bound by the same restrictions relating to any other Latin American premium branded beer in Europe, Asia, Africa and the United States. As a result, in June 2005 we launched Stella Artois in Brazil and, since March 2005, ABI has been distributing Brahma beer in the United States and several countries such as the United Kingdom, Spain, Sweden, Finland and Greece.

Corona

We have licensing agreements with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly Grupo Modelo, S.A.B. de C.V.), a subsidiary of ABI, to produce, import, promote and resell Corona products (Corona Extra, Corona Light, Coronita, Corona Cero, Pacifico and Negra Modelo) in Brazil, Argentina, Chile and other Latin America countries as well as in Canada.

We also have a licensing agreement with Grupo Modelo to produce, distribute and market Modelo Especial and Corona Extra in Guatemala, to produce, distribute and market Modelo Especial in Dominican Republic, and to import, promote and resell Modelo Especial in Canada.

Spaten

We have a licensing agreement with Spaten-Franziskaner-Bräu GmbH, a subsidiary of ABI, to produce, promote, advertise and sell Spaten in Brazil and Canada. We also have certain arrangements to sell and distribute Spaten products in Uruguay.

Michelob and Goose Island

We also have certain other agreements which allows us to sell and distribute Michelob Ultra, Michelob, and Goose Island in Brazil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Puerto Rico, Costa Rica, Nicaragua, and certain other countries in CAC, as well as in Canada.

Cutwater and NÜTRL

We also have licensing agreements that allow us to produce, promote, advertise and sell Cutwater in Canada, and that allow ABI to produce, promote, advertise and sell NÜTRL in the United States.

Can supply

We have ABI’s subsidiary, Metal Container Corporation, as one of our main can suppliers.

Taxation

Changes to Brazilian Taxes on Beverages

In 2022, the States of Acre, Alagoas, Amazonas, Bahia, Maranhão, Paraná, Pará, Piaui, Rio Grande do Norte, Roraima, Sergipe and Tocantins increased their ICMS Value-Added Tax rate applicable to beer and/or soft drinks (increases ranging from 1% to 4%), while the States of Minas Gerais and Rio de Janeiro decreased their ICMS Value-Added Tax rates with effect from early 2023 (decreases of 2% and 1%, respectively). In 2023, the States of Minas Gerais and Rondônia increased their ICMS Value-Added Tax rate applicable to beer (increases ranging from 2% to 5%), while the States of Maranhão, Pernambuco, Roraima, Paraíba, Ceará, Bahia, Distrito Federal, Goiás and Minas Gerais increased their ICMS Value-Added Tax rate applicable to soft drinks (increases ranging from 1% to 3%) and the States of Rio Grande do Sul and Rio Grande do Norte decreased their ICMS Value-Added Tax rates applicable to soft drinks (decreases of 2%, respectively), with all effects from early 2024 on. In 2024, the States of Maranhão, Rio Grande do Norte, Piauí and Alagoas increased their ICMS Value-Added Tax rate appliable to soft drinks (increases of up to 4%), with all effects from early 2025 on.

The Brazilian tax reform related to consumption was approved in December 2023, and, consequently, potentially relevant changes will likely arise in relation to the Brazilian taxation applicable on beverages in the next years, including, the imposition of excise tax (IS) over alcoholic beverages in addition to the dual-VAT (IBS and CBS). Also, the tax reform eliminates all tax incentives currently applicable, preserving only certain specific benefits as the Manaus Free Trade Zone. Considering the reform is still pending a series of definitions, especially tax rates definition, we cannot anticipate the impact on our operations with any precision as of the date of this annual report on Form 20-F. However, changes may be significant and could have negative consequences on our results of operations.

C.        Organizational Structure

Our controlling shareholder, ABI, indirectly held shares in us representing 61.7% of our total and voting capital stock (excluding treasury shares) as of December 31, 2024. In addition, ABI together with FAHZ held in aggregate approximately 72.1% of our total and voting capital stock (excluding treasury shares) as of December 31, 2024.

ABI has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2024, based on total share capital owned.

Organizational Structure

D. Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2024, our aggregate beer and non-alcoholic beverages production capacity was 259.5 million hectoliters per year. In 2024, the total production at the facilities set forth below was equal to 177.4 million hectoliters.

The following is a list of our main production facilities as of December 31, 2024:

Brazil
Plant	Type of Plant
Almirante Tamandaré, Paraná	Soft Drinks
Anápolis, Goiás	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cuiabá, Mato Grosso	Mixed
Estancia, Sergipe	Mixed
Guarulhos, São Paulo	Beer
Itapissuma, Pernambuco	Mixed
Jacareí, São Paulo	Beer
Jaguariúna, São Paulo	Mixed
Juatuba, Minas Gerais	Mixed
Jundiai, São Paulo	Soft Drinks
Lages, Santa Catarina	Beer
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Pirai, Rio de Janeiro	Mixed
Ponta Grossa, Paraná	Beer
Rio de Janeiro, Rio de Janeiro	Mixed
São Luis, Maranhão	Beer
Sapucaia do Sul, Rio Grande do Sul	Soft Drinks
Sete Lagoas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Uberlândia, Minas Gerais	Beer
Viamão, Rio Grande do Sul	Mixed
Crown Manaus, Amazonas	Crown Cap
Glass Rio, Rio de Janeiro	Glass Bottles
Label São Paulo, São Paulo	Labels
Malt. Navegantes, Rio Grande do Sul	Malt
Malt. Passo Fundo, Rio Grande do Sul	Malt
Cans Minas, Minas Gerais	Cans
SAZ Zitec Research Pilot Brewery, Rio de Janeiro	Research Plant
Colorado, São Paulo	Beer
Bohemia, Rio de Janeiro	Beer
Joao Pessoa, Paraíba	CO2 Plant
SD Aromas, Manaus	Soft Drinks Kits
Agudos, São Paulo	Beer
Carambeí, Paraná	Glass Bottles

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Saint Vincent	Mixed
Cuba	Mixed
Barbados	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Acheral, Argentina	Beer
Cordoba, Argentina	Soft Drinks
Corrientes, Argentina	Mixed
Manantial, Argentina	Soft Drinks
Mendoza, Argentina	Mixed
Pompeya, Argentina	Soft Drinks
Quilmes, Argentina	Beer
Zárate, Argentina	Beer
Cerveceria Argentina, Argentina	Beer
Cochabamba, Bolivia	Beer
El Alto, Bolivia	Soft Drinks
Huari, Bolivia	Beer
La Paz, Bolivia	Beer
Sacaba, Bolivia	Soft Drinks
Santa Cruz, Bolivia	Beer
Santiago, Chile	Beer
Ypane, Paraguay	Beer
Minas, Uruguay	Beer
Montevideo, Uruguay	Mixed
Malt. Pampa, Argentina	Malt
Crown Coroplas, Argentina	Crown Cap
Malt Tres Arroyos, Argentina	Malt
Can Oruro, Bolivia	Cans
Glass Ypane, Paraguay	Glass Bottles
Malt Nueva Palmira, Uruguay	Malt
Malt Paysandu, Uruguay	Malt
Hop Fernandez Oro, Argentina	Hops Pellets
Zarate Research Pilot Brewery, Argentina	Research Plant
Patagonia, Argentina	Beer
Dante Robino, Argentina	Wine
Tarija, Bolivia	Beer

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer/RTD
London	Beer/RTD
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer/Spirits
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith’s	Beer
Goodridge & Williams	RTD/Spirits
Banded Peak	Beer
Stanley Park	Beer
Lacroix	Cider

ITEM 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

65

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

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

We have prepared our audited consolidated financial statements as of December 31, 2024, and 2023, and for the three years ended December 31, 2024, in Brazilian reais and in accordance with IFRS as issued by the IASB.

The financial information and related discussion and analysis contained in this item are in accordance with IFRS as issued by the IASB. The amounts are in millions of Brazilian reais, unless otherwise stated.

Brazilian Economic Environment and Inflation Impacts

A relevant part of our operations and assets is located in Brazil. Accordingly, our results of operations are affected by macroeconomic conditions in Brazil, including inflation rates, interest rates, Brazilian GDP growth, employment rates, wage levels, consumer confidence and credit availability.

The economic environment remained challenging for our operations during throughout the last three years. The Brazilian GDP, as published by the IBGE, increased by 3.0%, 3.2% and 3.4%, in 2022, 2023 and 2024, respectively. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Consumption of beer and other alcoholic and non-alcoholic beverages also varies in accordance with changes in disposable income, e.g. as a result of the level of Brazilian unemployment. As of December 31, 2024, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), or PNAD, published by the IBGE, was 6.8%, compared to 7.8% as of December 31, 2023, and 9.3% as of December 31, 2022. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2024	2023	2022

GDP growth (%) (1)	3.4	3.2	3.0
Unemployment (%) (2)	6.8	7.8	9.3
Inflation (IGP-M) (%) (3)	6.5	(3.2)	5.5
Inflation (IPCA) (%) (4)	4.8	4.6	5.8
CDI (%) (5)	10.8	13.0	12.4
(Depreciation) appreciation of the real against the U.S. dollar (%)	(27.9)	7.2	6.5
Exchange rate (closing) of the real to the U.S. dollar (6)	6.1923	4.8413	5.2177
Average exchange rate the real to the U.S. dollars (6)	5.3895	4.9950	5.1648
(1) Source: IBGE.
(2) Source: IBGE
(3) Source: Fundação Getulio Vargas - FGV.
(4) Source: IBGE.
(5) Source: Brazilian Central Bank.
(6) Source: Brazilian Central Bank.

Inflation Impacts

In 2024, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado), or IGP-M, published by Fundação Getulio Vargas, or FGV, a private organization, was 6.5%, compared to a deflation of 3.2% during 2023 and an inflation of 5.5% during 2022. In 2024, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado), or IPCA, published by the IBGE, was 4.8%, compared to 4.6% during 2023 and 5.8% during 2022.

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

For further quantification and other information regarding inflation impacts on our results of operations, see our discussions below under “—Selected Financial Data by Business Segment—Cost of Sales” and “—Selected Financial Data by Business Segment— Sales, Marketing, Distribution and Administrative Expenses” for the year ended December 31, 2024 compared to the year ended December 31, 2023 and for the year ended December 31, 2023 compared to the year ended December 31, 2022. Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2024, the real depreciated against the U.S. dollar by 27.9%, following an appreciation of 7.2% and an appreciation of 6.5% during 2022. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract.

Argentine Economic Environment and Inflation Impacts

A relevant part of our operations is located in Argentina, which is considered a hyperinflationary. Therefore, our financial condition and the results of our operations are significantly dependent upon economic conditions prevailing in such country.

The table below shows Argentina’s GDP, inflation rates, dollar exchange rates, the appreciation (depreciation) of the Peso against the U.S. dollar for the indicated periods (inter-annual information-which is the 12-month period preceding the dates presented-is presented to conform to our fiscal year periods).

	Fiscal year ended December 31,
	2024	2023	2022
	(inter-annual data)

GDP (%) (1)	(2.6)	(2.5)	5.0
Unemployment (%)(2)	8.2	7.4	6.3
Inflation (IPIM) (%) (3)	67.1	276.4	94.8
Inflation (CPI) (%)(4)	117.8	211.4	94.8
Depreciation of the Peso against the U.S. dollar (%)	28	351	71
Average exchange rate per USD 1.00 (5)	ARS 916.75	ARS 808.25	ARS 179.25

(1)	Represents annual growth of the year end GDP at constant prices (2004). Source: INDEC
(2)	Source: INDEC.
(3)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury. Source: INDEC
(4)	Source: INDEC
(5)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of December 31.

Argentine GDP declined by 2.6% in 2024, compared to a decrease of 2.5% in 2023 and an increase of 5.0% in 2022, making the second consecutive year of GDP contraction in the country. As of December 31, 2024, the unemployment rate was at 8.2% of the country’s economically active population, compared to 7.4% as of December 31, 2023, and 6.3% as of December 31, 2022.

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

	Consumer price index	Wholesale price index
Fiscal year ended December 31,	(inter-annual data)
2022	94.8%	94.8%
2023	211.4%	276.4%
2024	117.8%	67.1%

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

In accordance with IAS 29 and IAS 21, we make certain accounting adjustments to reflect the hyperinflationary environment in Argentina, mainly requiring us to restate the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in Argentina for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 2024, the main effects of the hyperinflation accounting for our Argentine operations were (i) a positive impact of R$2,533.9 million in net revenue and (ii) a negative impact of R$1,381.6 million in net profit.

Impact of Tax Credits

Exclusion of ICMS in taxable basis of PIS and COFINS

Since 2017 our results of operations were materially impacted by relevant tax credits recorded following a long-awaited judgment by the Brazilian Supreme Federal Court (“STF”) establishing that ICMS (state VAT) amounts informed by companies in their invoices should not be included in the taxable basis for purpose of calculating federal social contributions on gross revenues (“PIS and COFINS”). Such understanding allowed companies to stop including such amount of ICMS in the PIS and COFINS calculation basis.

As a result of such decision, followed by an individualized analysis for each case, R$19 billion in tax credits resulting from the exclusion of ICMS from the PIS and COFINS calculation base have been recognized from 2017 to 2024.

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

We have ongoing judicial proceedings on this subject. Based on the binding decision issued by STF and on the analysis of our external counsels, we assessed as probable the chances of such tax treatment being granted with regards to the recognition of the Company’s right to recover/offset the amount of IRPJ and CSLL calculated and paid over the SELIC interest earned upon the refund of taxes accounted in the period between 2006 and 2023, as well as the exclusion of amounts of this nature in the calculation of IRPJ/CSLL taxable basis. As of December 2024, we have R$607.5 million in tax credits corresponding to IRPJ and CSLL taxes unduly paid over SELIC interest earned on tax refunds that were recorded in 2021 and 2022, which cannot be used for offsetting until judicial proceedings are concluded on this matter.

Impact of COVID-19 Pandemic

The impact of the pandemic on our operations and the restrictions imposed in response by national governments starting in March 2020 and through 2021 and, to a lesser extent, the first quarter of 2022 generated significant changes in market dynamics both in the off-trade sales channel, mainly comprised of supermarkets, and in the on-trade channel, which consists of bars and restaurants. In each case, the more severe the restrictions on the marketing and consumption of our products, the greater the reduction in volume. On the other hand, we observed an increase in sales related to e-commerce in all countries, although this channel represented a small portion of our total volume.

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

Business Segments

We conduct our direct operations through four business segments as follows:

•          Brazil: Beer sales division and NAB sales division.

•	Central America and the Caribbean (“CAC”): Dominican Republic, Saint Vincent, Dominica, Antigua, Cuba, Guatemala, Barbados and Panama.
•	Latin America South (“LAS”): Argentina, Bolivia, Paraguay, Uruguay and Chile.
•	Canada: Labatt’s operations in Canada.

Our chief operating decision maker uses income from operations as the main measure of segment profitability.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2024	2023	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	181,920.5	183,659.0	(0.9)%
Net sales	89,452.7	79,736.9	12.2%
Net revenue per hectoliter—R$/hl	491.7	434.2	13.3%
Cost of sales	(43,615.1)	(39,291.6)	11.0%
Gross profit	45,837.6	40,445.3	13.3%
Gross margin (%)	51.2%	50.7%	50 bps
Sales, marketing and distribution expenses	(20,191.3)	(18,163.1)	11.2%
Administrative expenses	(6,201.1)	(5,273.7)	17.6%
Other operating income/(expenses) net	2,457.3	2,028.9	21.1%
Exceptional items	(100.8)	(206.4)	(51.2)%
Income from operations	21,801.7	18,831.1	15.8%
Operating margin (%)	24.4%	23.6%	80 bps
Net income	14,847.0	14,960.4	(0.8)%
Net margin (%)	16.6%	18.8%	-220 bps

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(48.8)	(49.3)
Gross profit	51.2	50.7
Sales, marketing and distribution expenses	(22.6)	(22.8)
Administrative expenses	(6.9)	(6.6)
Other operating income/(expenses) net	2.7	2.5
Exceptional items	(0.1)	(0.3)
Income from operations	24.4	23.6

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024					2023
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	48,605.3	11,023.7	19,829.7	9,993.9	89,452.7	46,361.7	10,044.8	13,797.2	9,533.2	79,736.9
Cost of sales	(23,809.3)	(5,076.2)	(10,460.4)	(4,269.2)	(43,615.1)	(23,516.1)	(5,035.1)	(6,657.3)	(4,083.1)	(39,291.6)
Gross profit	24,796.0	5,947.5	9,369.3	5,724.7	45,837.6	22,845.6	5,009.7	7,139.9	5,450.1	40,445.3
Sales, marketing, distribution and administrative expenses	(15,160.4)	(2,209.9)	(5,416.0)	(3,606.2)	(26,392.4)	(14,468.8)	(1,931.2)	(3,463.8)	(3,573.0)	(23,436.8)
Other operating income/ (expenses)	2,415.8	(13.5)	45.8	9.2	2,457.3	1,892.5	26.3	95.0	15.1	2,028.9
Exceptional items	(16.2)	(9.8)	(51.6)	(23.2)	(100.8)	(137.8)	(17.9)	(47.6)	(3.1)	(206.4)
Income from operations	12,035.2	3,714.3	3,947.6	2,104.5	21,801.7	10,131.5	3,086.9	3,723.5	1,889.1	18,831.1

Net Sales

Net sales increased by 12.2% in 2024, to R$89,452.7 million from R$79,736.9 million in 2023, as a consequence of a 13.3% growth in net revenue per hectoliter and was partially offset by a 0.9% decrease in volumes sold, mainly driven by Latin America South and Canada declines while Brazil and CAC operations continued to grow, as shown in the tables set forth below.

	Net Sales Year Ended December 31,
	2024		2023
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	48,605.3	54.3%	46,361.7	58.1%	4.8%
Beer Brazil	40,220.2	45.0%	38,985.9	48.9%	3.2%
NAB	8,385.2	9.4%	7,375.8	9.3%	13.7%
CAC	11,023.7	12.3%	10,044.8	12.6%	9.7%
Latin America South	19,829.7	22.2%	13,797.2	17.3%	43.7%
Canada	9,993.9	11.2%	9,533.2	12.0%	4.8%
Total	89,452.7	100.0%	79,736.9	100.0%	12.2%

	Sales Volumes Year Ended December 31,
	2024		2023
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	128,320.2	70.5%	126,419.7	68.8%	1.5%
Beer Brazil	93,634.6	51.5%	93,111.6	50.7%	0.6%
NAB	34,685.6	19.1%	33,308.1	18.1%	4.1%
CAC	12,408.6	6.8%	12,174.6	6.6%	1.9%
Latin America South	32,447.6	17.8%	36,039.6	19.6%	(10.0)%
Canada	8,744.1	4.8%	9,025.2	4.9%	(3.1)%
Total	181,920.5	100.0%	183,659.0	100.0%	(0.9)%

	Net Revenue per Hectoliter Year Ended December 31,
	2024	2023	% Change
	(in R$, except percentages)
Brazil	378.8	366.7	3.3%
Beer Brazil	429.5	418.7	2.6%
NAB	241.7	221.4	9.2%
CAC	888.4	825.1	7.7%
Latin America South	611.1	382.8	59.6%
Canada	1,142.9	1,056.3	8.2%
Total	491.7	434.2	13.3%

Brazilian Operations

Total net sales from our Brazilian operations increased by 4.8% in 2024, to R$48,605.3 million from R$46,361.8 million in 2023, with volumes growing 1.5% and reaching its historically highest level at 128 millions of hectoliters.

Net sales of beer in Brazil increased by 3.2% in 2024, to R$40,220.2 million from R$38,985.9 million in 2023. This variation was driven by a 0.6% increase in volume sold, coupled with a 2.6% increase in net revenue per hectoliter in 2024, reflecting the implementation of strategic revenue management initiatives combined with improved brand mix, partially offset by higher VAT taxable base throughout the year. In 2024, the consistent execution of our strategy led to double-digit volume growth in both premium and core plus products led by Corona, Spaten, Original and Budweiser.

Net sales of NAB in Brazil increased by 13.7% in 2024, to R$8,385.2 million from R$7,375.8 million in 2023. This variation was due to a 4.1% increase in volume sold, coupled with a 9.2% increase in net revenue per hectoliter in 2024. The growth in net sales was driven mostly by the implementation of strategic revenue management initiatives combined with improved brand mix, particularly within health and wellness brands led by Guaraná Antarctica Zero, Pepsi Black, H2OH! and Gatorade that were key contributors to the volume increase.

CAC Operations

Net sales from our CAC operations increased by 9.7% in 2024, to R$11,023.7 million from R$10,044.8 million in 2023. This variation is a consequence of a 1.9% increase in volume sold, coupled with a 7.7% increase in net revenue per hectoliter in 2024. The increase in net sales in our CAC operations in 2024 was mainly driven by strategic revenue management initiatives and the strong performance in the Dominican Republic, which continued to lead the region especially with Corona and Presidente brands and contributed significantly to the increase in net revenue per hectoliter and volume growth.

Latin America South Operations

Net sales from our Latin America South operations increased by 43.7% in 2024, to R$19,829.7 million from R$13,797.2 million in 2023. This variation was mainly due to a 59.6% increase in net revenue per hectoliter in 2024 due to strategic revenue management initiatives in response to a highly inflationary economy in Argentina and was partially offset by a 10.0% decline in volume sold primarily driven by industry contraction in Argentina deriving from a continuing highly inflationary environment that contributed to pressures on consumers disposable income.

Canada Operations

Net sales from our Canadian operations increased by 4.8% in 2024, to R$9,993.9 million from R$9,533.2 million in 2023. This variation is a consequence of an 8.2% increase in net revenue per hectoliter, supported by strategic revenue management initiatives and the depreciation of Brazilian real (BRL) against the Canadian dollar (CAD), partially offset by a 3.1% decline in volume sold driven by softer beer and beyond beer industries.

Cost of Sales

Cost of sales increased by 11.0% in 2024, to R$43,615.1 million from R$39,291.6 million in 2023. As a percentage of our net sales, total cost of sales decreased to 48.8% in 2024 from 49.3% in 2023.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2024	2023	% Change
	(in R$, except percentages)
Brazil	185.5	186.0	-0.3%
Beer Brazil	205.9	208.1	-1.0%
NAB	130.5	124.2	5.0%
CAC	409.1	413.6	-1.1%
Latin America South	322.4	184.7	74.5%
Canada	488.2	452.4	7.9%
Total	239.7	213.9	12.1%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 1.2% in 2024, to R$23.809.3 million from R$23,516.0 million in 2023. On a per hectoliter basis, our Brazilian operations’ cost of sales decreased by 0.3% in 2024, to R$185.5 per hectoliter from R$186.0 per hectoliter in 2023.

Cost of sales for our Brazilian beer operations decreased by 0.5% in 2024, to R$19,282.3 million from R$19,377.7 million in 2023, with cost of sales per hectoliter decreasing by 1.0% (R$205.9 in 2024 versus R$208.1 in 2023), mainly explained by favorable foreign exchange rate considering hedges made during 2023 for the 2024 year with a lower average USD/BRL rate than the previous year and lower commodity prices (mainly barley and aluminum) as a result of our hedging strategy.

Cost of sales for our Brazilian NAB segment increased by 9.4% in 2024, to R$4,526.9 million from R$4,138.4 million in 2023, with the cost of sales per hectoliter growing by 5.0% (R$130.5 in 2024 versus R$124.2 in 2023), mainly as result of higher commodity prices (mainly sugar), which was partially offset by favorable foreign exchange hedges.

CAC Operations

Cost of sales for our CAC operations increased by 0.8% in 2024, to R$5,076.2 million from R$5,035.1 million in 2023, with the cost of sales per hectoliter decreasing by 1.1% (R$409.1 in 2024 versus R$413.6 in 2023), mainly driven by lower aluminum prices and lower import costs.

Latin America South Operations

Cost of sales for our Latin America South operations increased by 57.1% in 2024, to R$10,460.4 million from R$6,657.3 million in 2023, with the cost of sales per hectoliter growing by 74.5% (R$322.4 in 2024 versus R$184.7 in 2023), mainly due to a highly inflationary environment in Argentina and hyperinflation accounting effects.

Canada Operations

Cost of sales for our Canadian operations increased by 4.6% in 2024, to R$4,269.2 million from R$4,083.1 million in 2023, with the cost of sales per hectoliter increasing 7.9% (R$488.2 in 2024 versus R$452.4 in 2023), due to the depreciation of Brazilian real (BRL) against the Canadian dollar (CAD), partially offset by lower commodity prices (mainly aluminum).

Gross Profit

As a result of the foregoing, gross profit increased by 13.3% in 2024, to R$45,837.6 million from R$40,445.3 million in 2023. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2024			2023
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	24,796.0	54.1%	51%	22,845.6	56.5%	49%
Beer Brazil	20,937.8	45.7%	52%	19,608.2	48.5%	50%
NAB	3,858.2	8.4%	46%	3,237.4	8.0%	44%
CAC	5,947.5	13.0%	54%	5,009.7	12.4%	50%
Latin America South	9,369.3	20.4%	47%	7,139.9	17.7%	52%
Canada	5,724.7	12.5%	57%	5,450.1	13.5%	57%
Total	45,837.6	100.0%	51%	40,445.3	100.0%	51%

Sales, Marketing, Distribution and Administrative Expenses

Our sales, marketing, distribution and administrative expenses increased by 12.6% in 2024, to R$26,392.4 million from R$23,436.7 in 2023. An analysis of sales and marketing and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total sales, marketing, distribution and administrative expenses in Brazil increased by 4.8% in 2024, to R$15,160.4 million from R$14,468.8 million in 2023.

Sales, marketing, distribution and administrative expenses for our Brazilian beer operations increased by 4.9% in 2024, to R$12,849.6 million from R$12,247.3 million in 2023, primarily due to higher sales and marketing investments in our brands, which was partially offset by lower distribution expenses due to efficiencies resulting from a favorable channel mix (higher weight of third party distributors sales, thus lower distribution expenses for us given that the distribution expense is a responsibility of the distributor).

Sales, marketing, distribution and administrative expenses for the NAB segment in Brazil increased by 4.0% in 2024, to R$2,310.8 million from R$2,221.5 million in 2023, mainly due to higher sales and marketing investments in our brands, which was partially offset by lower distribution expenses due to efficiencies resulting from a favorable channel mix (higher weight of third party distributors sales, thus lower distribution expenses for us given that the distribution expense is a responsibility of the distributor).

CAC Operations

Sales, marketing, distribution and administrative expenses for our CAC operations increased by 14.4% in 2024, to R$2,209.9 million from R$1,931.2 million in 2023. This increase was primarily driven by higher investments in sales and marketing to strengthen our brands, as well as rising distribution expenses due to volume growth and inflation. However, distribution costs grew at a slower pace than net revenue, contributing to margin expansion.

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations increased by 56.4% in 2024, to R$5,416.0 million from R$3,463.8 million in 2023, driven mainly by general inflation over distributions and administrative expenses and higher sales and marketing investments behind our brands.

Canada Operations

Sales, marketing, distribution and administrative expenses for our Canadian operations increased by 0.9% in 2024, to R$3,606.2 million from R$3,573.0 million in 2023, driven mainly by lower variable expenses due to decline in volumes, inflation and depreciation of Brazilian real (BRL) against the Canadian dollar (CAD).

Other Net Operating Income (Expense)

Other net operating income increased by 21.1% in 2024, to R$2,457.3 million from R$2,028.9 million in 2023. This result is mainly explained by higher VAT tax credits resulting from our footprint and production optimization.

Exceptional Items

Exceptional items expenses decreased by 51.2% in 2024, to an expense of R$100.8 million from an expense of R$206.4 million in 2023. The exceptional items recorded in 2024 were mainly due to restructuring expenses primarily related to organizational alignments as a result of operational improvements, sizing and digitalization efforts in Brazil, LAS, CAC and Canada. In 2023, our exceptional expenses were mainly due to legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003, in addition to restructuring expenses primarily related to organizational alignments as a result of operational improvements, sizing and digitalization efforts in Brazil, LAS, CAC and Canada, including expenses with lay-offs and severance payments. Several lawsuits were filed challenging the criteria used in calculating the exercise price of the warrants issued by Cervejaria Brahma in 2003. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions against certain plaintiffs on the matter, which was already classified as a remote loss.

Income from Operations

As a result of the foregoing, income from operations increased by 15.8% in 2024, to R$21,801.7 million from R$18,831.1 million in 2023.

Net Finance Result

Our net finance result decreased by 35.8% in 2024, to an expense of R$2,318.2 million from an expense of R$3,609.8 million in 2023. This improvement was mainly driven by gains on non-derivative instruments due to favorable foreign exchange variation from our cash positions throughout the year, lower losses on derivative instruments resulting from reduced expenses with carrying cost in Brazil and Argentina, and higher financial income supported by a higher cash position in Argentina during the year.

Our total debt, including current and non-current interest-bearing loans and borrowing, decreased by R$48.3 million in 2024, while our cash and cash equivalents and current investment securities less bank overdrafts increased by R$13,501.5 million in 2024.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled an expense of R$4,640.4 million in 2024 from R$75.5 million in 2023. The effective tax rate in 2024 was 23.8%, compared to a 0.5% in the previous year. Such increase in our effective tax rate in 2024 was primarily due to reduced deductibility of Interest on Capital (IOC) and State VAT government grants. Legislative changes enacted in December 2023 eliminated the deductibility of State VAT government grants and reduced the calculation basis for IOC deductibility for corporate income tax purposes, significantly impacting our tax expense (For more info please refer to the Item 9 in our consolidated financial statements).

Net Income

As a result of the foregoing, net income decreased by 0.8% in 2024, to R$14,847.0 million from R$14,960.5 million in 2023.

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

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2023, and 2022:

	Year Ended December 31,
	2023	2022
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(49.3)	(50.7)
Gross profit	50.7	49.3
Sales, marketing and distribution expenses	(22.8)	(23.5)
Administrative expenses	(6.6)	(6.6)
Other operating income/(expenses) net	2.5	3.2
Exceptional items	(0.3)	(0.2)
Income from operations	23.6	22.2

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2023, and 2022:

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

Net Sales

Net sales remained relatively stable in 2023, to R$79,736.9 million from R$79,708.8 million in 2022, as a consequence of a 1.1% decrease in volume sold and was offset by 1.2% increase in net revenue per hectoliter with increases in Brazil and CAC offsetting decreases in Latin America South and Canada, as shown in the tables set forth below.

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

Our net sales of NAB in Brazil increased by 8.8% in 2023, to R$7,375.8 million from R$6,777.9 million in 2022. This variation is a consequence of a 3.6% increase in volume sold, coupled with a 5.0% increase in net revenue per hectoliter in 2023. The growth in net sales was driven by effective commercial strategies and product innovation, particularly within energy and health & wellness brands, which significantly outperformed in volumes. Market trends towards healthier options led to strong performance in diet/light/zero portfolio, notably with brands like Fusion and Gatorade, were key contributors to the volume increase. Despite a slight decrease in net revenue per hectoliter due to the increased ICMS (VAT) taxable base and channel mix adjustments, operational efficiencies and strategic pricing actions helped mitigate these effects, supporting the net revenue growth.

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

Latin America South Operations

Sales, marketing, distribution and administrative expenses for our Latin America South operations decreased by 21.7% in 2023, to R$3,463.8 million from R$4,421.4 million in 2022, driven mainly by the substantial devaluation of the Argentine peso (ARS) in 2023, which lost more than 350% of its value compared to the previous year. This sharp drop in the peso's value had a larger impact than the inflation experienced in Argentina throughout 2023, leading to the significant decreases in SG&A expenses.

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

Exceptional Items

Exceptional items expenses increased by 44.0% in 2023, to an expense of R$206.4 million from an expense of R$143.3 million in 2022. The exceptional items recorded in 2023 were mainly due to legal fees in connection with litigation related to warrants issued by Cervejaria Brahma in 2003, in addition to restructuring expenses primarily related to organizational alignments as a result of operational improvements, sizing and digitalization efforts in Brazil, LAS, CAC and Canada, including expenses with lay-offs and severance payments. Several lawsuits were filed challenging the criteria used in calculating the exercise price of the warrants issued by Cervejaria Brahma in 2003. In 2023, as successors of Cervejaria Brahma, we obtained definitive favorable decisions against certain plaintiffs on the matter, which was already classified as a remote loss. In 2022, our exceptional expenses mainly related to restructuring expenses primarily related to centralization and sizing projects in Brazil and Latin America South.

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

Our total debt, including current and non-current interest-bearing loans and borrowing, decreased by R$269.6 million in 2023, while our cash and cash equivalents and current investment securities less bank overdrafts increased by R$1.029.3 million in 2023.

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

B.        Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2024 and 2023. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements have included the following:

•	opex expenses, such as raw and packaging material, sales & marketing investments and overheads;

•     debt service;

•     capital expenditures;

•     payments of dividends and interest on shareholders’ equity;

•     increases in ownership of our consolidated subsidiaries or companies in which we have equity investments;

•     investments in businesses participating in the brewing, NAB and malting industries; and

•	investments in businesses that address emerging consumer’s needs, such as Beyond Beer and technology platforms.

Our cash requirements from known contractual obligations within the next twelve months include:

•	Short-term debts and the current portion of long-term debts in the amount of R$189.5 million;
•	Lease liabilities in the amount of R$1,319.8 million;

•	Trade and other payables in the amount of R$40,229.7 million, which include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements.

Our long-term cash requirements under our various contractual obligations and commitments include:

•	Long-term debt in the amount of R$467.6 million;
•	Lease liabilities in the amount of R$2,150.4 million;
•	Trade and other payables in the amount of R$3,092.4 million, which include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of more than one year.

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements.

Our cash and cash equivalents and current investment securities on December 31, 2024, and 2023 were R$29,837.7 million and R$16,336.2 million.

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

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating Activities

Cash flows generated in our operating activities increased by 5.6% in 2024, to R$26,099.0 million from R$24,711.4 million in 2023, mainly as a result of higher operational cashflow generation reflecting efficient net working capital management. Cash flow generated in our operating activities before changes in working capital and provisions increased by 11.2% in 2024 as compared to 2023, bringing additional R$2,928.2 million, and the more efficient net working capital management brought an additional R$131.3 million compared with last year, mostly driven by higher payables and lower receivables, despite higher inventories level.

Investing Activities

Cash flows used in our investing activities decreased by 5.2% in 2024, to R$5,463.5 million from R$5,766.0 million in 2023, mainly explained by lower acquisition of property, plant, equipment and intangible assets (R$1,255.0 million) being partially offset by higher net acquisition of debt securities (more R$1,025.1 million when compared to 2024).

Financing Activities

Cash flows used in our financing activities decreased by 35.8% in 2024, to R$10,352.0 million from R$16,115.2 million in 2023, mainly driven by lower distribution of dividends and interest on capital paid partially offset by a higher purchase and sale of non-controlling interests.

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

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2024
Debt Instrument	2025	2026	2027	2028	2029	Thereafter	Total
	(in R$ million, except percentages)
BNDES + FINEP Currency Basket Debt Fixed Rate:
Currency Basket Debt Fixed Rate	190.7	211.8	36.3	21.0	50.5	0.0	510.2
UMBNDES + Average Pay Rate	12.9%	12.9%	12.9%	12.9%	12.9%	0.0	0.0
International Debt:
Other Latin America Currency Floating Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Latin America Currency Fixed Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
US$ Fixed Rate	3.8	0.0	0.0	0.0	0.0	0.0	3.8
Average Pay Rate	8.0%	0.0	0.0	0.0	0.0	0.0
US$ Floating Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
CAD Fixed Rate	149.6	128.4	77.4	62.4	21.5	0.0	439.4
Average Pay Rate	5.7%	5.7%	5.7%	5.7%	5.7%	0.0	0.0
CAD Floating Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reais Denominated Debt Floating Rate –TR:
Notional Amount	14.7	16.1	17.6	19.2	21.0	23.0	111.6
TR + Average Pay Rate	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%	0.0
Reais Debt – ICMS Fixed Rate:
Notional Amount	145.1	136.0	73.9	7.0	0.0	10.2	372.2
Average Pay Rate	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%	0.0
Reais Debt –Fixed Rate:
Notional Amount	772.5	529.1	382.6	149.6	59.0	122.7	2,015.5
Average Pay Rate	11.1%	11.1%	11.1%	11.1%	11.1%	11.1%	0.0
Reais Debt – Floating Rate:
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Debt	1,276.4	1,021.4	587.8	259.2	152.0	156.0	3,452.7

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) the Interest Rate Benchmark (Taxa Referencial), or TR, for Brazilian real estate receivables certificates (certificado de recebíveis imobiliários) and (2) fixed for international loans. For further information, see Note 23 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2024, and 2023:

	Net Cash Consolidated Position As of December 31
	2024			2023
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(932.3)	(344.1)	(1,276.4)	(1,043.4)	(254.7)	(1,298.1)
Long-term debt	(1,567.1)	(609.3)	(2,176.3)	(1,571.8)	(631.2)	(2,203.0)
Total	(2,499.4)	(953.3)	(3,452.7)	(2,615.2)	(885.9)	(3,501.1)
Cash and cash equivalents (net of bank overdrafts)			28,595.7			16,059.0
Current Investment securities			1,242.0			277.2
Net cash position			26,384.9			12,835.1
(1)	LC refers to our local currency indebtedness.
(2)	FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2024, our short-term debt totaled R$1,276.4 million, 27.0% of which was denominated in foreign currencies. As of December 31, 2023, our short-term debt totaled R$1,298.1 million, 19.6% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2024, our long-term debt totaled R$2,176.3 million, of which 28.0% was denominated in foreign currencies. As of December 31, 2023, our long-term debt totaled R$2,203.0 million, 28.7% of which was denominated in foreign currencies.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2024
Long-term Debt Maturity in:	(in R$ million)
2026	1,021.4
2027	587.8
2028 and Later	567.1
Total	2,176.3

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

As of December 31, 2024, our local currency long-term debt borrowings consisted primarily of lease liabilities (in accordance with IFRS 16) and loans from governmental agencies. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies.

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

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which may be in the form of rate reduction, calculation basis reduction, financing or subsidized loans, presumed credits, effective collection, payment deferral or partial reductions of state tax payable. In return, we are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, benefits may be withdrawn. The total amount deferred (financing) as of December 31, 2024, was R$372.2 million with a current portion of R$145.1 million, and R$227.1 million as non-current. Percentages deferred typically range from 25% to 75% over the life of the program. Balances deferred generally accrue interest and are partially inflation indexed, with adjustments generally set at 60% to 75% of a general price index. The grants (tax waivers) are received over the lives of the respective programs. In the years ended December 31, 2024, and 2023, we recorded R$3,243.1 million and R$3,040.4 million, respectively, of tax credits as gains on tax incentive programs.

The approved Brazilian tax reform provides that the currently applicable ICMS benefits will be maintained up to 2032, as long as they have been approved through a CONFAZ Agreement and have been validated according to the provisions of Supplementary Law 160/2017. Therefore, current ICMS benefits will no longer apply from 2033 onwards.

Capital Investment Program

In 2024, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$4,749.1 million, consisting of R$2,838.0 million for our Brazil business segment, R$558.8 million for our CAC business segment, R$982.8 million related to investments in our Latin America South operations and R$369.5 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

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

In 2023, we launched a new version within our Beats family, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 carnival holiday in Brazil. In the non-alcoholic category, we reformulated Guaraná Antarctica Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Cero. We also introduced in 2023 Stella Pure Gold, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malte at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

In 2024, we kept evolving our Balanced Choices portfolio, developing both Non-Alcoholic Beer and Low Calories Beer categories. Corona Cero was nationally expanded and became the first beer brand to sponsor the Olympic Games. Stella Pure Gold expanded participation both with the Long Neck expansion and the cans launch, already reaching 20% of mother brand volume. We also expanded packs for Corona, launching the cans and the 600 RGB bottle, which strengths the brand presence in On Trade POCs.

The investment made in the development center in the last three years was approximately R$124.2 million, including R$36.0 million in 2022, R$44.8 million in 2023 and R$43.4 million in 2024.

D.        Trend Information

Consistent with 2024, our strategy for 2025 will continue to be built around our brands, innovation, technology and collaboration with our ecosystem.

We are implementing since 2022 a long-term project which consists of a new version of our main ERP System—S4 Hana, a SAP platform—which will help us book all the transactional data used in our Brazilian operations, which, if not successful, may subject us to adverse effects, increased costs associated with diminished productivity and operating inefficiencies. For further information on risks related to modifications and upgrades to our systems, see “Item 3. Key Information—Risk Factors—Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customer and business information, could disrupt our operations.”

Also, in terms of costs, although input cost pressure remains a headwind, we faced less pressure in 2024 than in the previous year with our average BRL/USD hedge rate for 2024 at 4.97, and aluminum hedge as a tailwind. In 2025, we expect to face more pressure than in 2024, with our average BRL/USD hedge rate for 2025 at 5.49.

For detailed information regarding the latest trends in our business, see “Item 5. Operating and Financial Review and Prospects — A. Operating Results—Year Ended December 31, 2024 Compared to Year Ended December 31, 2023” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

E.        Critical Accounting Estimates

Our audited consolidated financial statements are presented in accordance with IFRS, as issued by the IASB. The preparation of financial statements in conformity with IFRS requires our management to make judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgments are based on past experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates. Note 4 to our audited consolidated financial statements include a summary of the critical accounting policies and estimates applied in the preparation of these financial statements. The estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the period in which they are realized, or future periods.

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

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since	Term Expires
Michel Dimitrios Doukeris	51	Chairman and Director	2018	2026
Victorio Carlos De Marchi	86	Director	1999	2026
Milton Seligman	73	Director	2018	2026
Fabio Colletti Barbosa	70	Director	2021	2026
Fernando Mommensohn Tennenbaum	48	Director	2021	2026
Lia Machado de Matos	48	Director	2021	2026
Nelson José Jamel	52	Director	2023	2026
Luciana Pires Dias	49	Director (Independent)	2023	2026
Marcos de Barros Lisboa(2)	60	Director (Lead Independent)	2014	2026
Claudia Quintella Woods	49	Director (Independent)	2021	2026
Ricardo Manuel Frangatos Pires de Moreira	54	Director	2025	2026

(1)	Michel Dimitrios Doukeris, Chairman of the Board of Directors of Ambev, was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed five other directors: Milton Seligman, Nelson José Jamel, Fernando Mommensohn Tennenbaum, Lia Machado de Matos and Ricardo Manuel Frangatos Pires de Moreira. FAHZ, the former controlling shareholder of Antarctica, appointed Victorio Carlos De Marchi and Fabio Colletti Barbosa. The three independent directors Luciana Pires Dias, Marcos de Barros Lisboa and Claudia Quintella Woods were also appointed by ABI. Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our Board of Directors on or after 2013 were originally elected as directors of Ambev S.A.
(2)	In its capacity as Lead Independent Member, Marcos de Barros Lisboa exercises the role of a representative of the independent members of the Board of Directors, being an important point of contact between the Board of Directors and the external investors.

The following are brief biographies of each member of Ambev’s Board of Directors:

Michel Dimitrios Doukeris. Mr. Doukeris is the chairman of the Board of Directors of Ambev and ABI’s CEO since July 1, 2021. Mr. Doukeris joined ABI in 1996 and held various commercial operations roles in Latin America before moving to Asia where he led ABI’s China and Asia Pacific operations for seven years. In 2016 he moved to the United States to assume the position of global Chief Sales Officer. In January 2018 he assumed the leadership of the North American business. Mr. Doukeris holds a degree in chemical engineering from Universidade Federal Santa Catarina in Brazil and a master’s degree in marketing from Fundação Getulio Vargas also in Brazil. He has also completed post-graduate programs in marketing and marketing strategy from the Kellogg School of Management and Wharton Business School in the United States.

Victorio Carlos De Marchi. Mr. De Marchi is a member of the Board of Directors of Ambev. He also serves as president of the Operations and Finance Committee, the Governance Committee and the People Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently the President of Fundação Antônio e Helena Zerrenner – FAHZ and a member of the Advisory Board of Itausa S.A. In 2023, Mr. De Marchi was bestowed with the honorary title of Chairman Emeritus of the Board in recognition of his invaluable contribution and respected role as former co-chairman of our Board of Directors (noting that such title does not grant any specific authority to its grantee). Mr. De Marchi was a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, an alternate member of the board of directors of Itausa S.A. and a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial – ETCO. Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

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

Fabio Colletti Barbosa. Mr. Barbosa is a member of the Board of Directors and the Governance Committee of Ambev. Mr. Barbosa is currently Natura&Co Holding S.A. CEO and a member of the board of directors of Itaú-Unibanco, Cia Brasileira de Metalurgia e Mineração (CBMM), the United Nations Foundation, and the Public Leadership Center in Brazil (CLP). Mr. Barbosa was the former CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and an MBA from the Institute for Management Development (Switzerland).

Fernando Mommensohn Tennenbaum. Mr. Tennenbaum is a member of the Board of Directors and of the Operations and Finance Committee of Ambev. Mr. Tennenbaum is ABI’s Chief Financial Officer since 2020. He joined our Company in 2004 and has held various roles in the finance function including Treasury, Investor Relations and M&A. He most recently served as Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo.

Lia Machado de Matos. Ms. Matos is a member of the Board of Directors of Ambev. Since 2016 she is the Chief Strategy and Marketing Officer of Stone Co. Prior to that, Ms. Matos was a Family Office Director for Varbra from 2012 through 2016 and previously she served in several positions at McKinsey Consulting Company from 2006 through 2012, including Associate Partner. Ms. Matos holds a degree in Physics from Universidade Federal do Rio de Janeiro and a PhD in Physics from the Massachusetts Institute of Technology.

Nelson José Jamel. Mr. Jamel is a member of the Board of Directors and the People Committee of Ambev. He joined the Company in 1997 and has held various positions in the Company. From 2009 to 2015, he served as Chief Financial and Investor Relations Officer of the Company. From 2016 to 2019, he served as Vice President for ABI’s North America Zone, initially as Finance Vice President and since 2017 as Finance and Solutions Vice President. He currently serves as the Chief People Officer of ABI, a position he was appointed to in 2020. Mr. Jamel holds a degree in production engineering from Universidade Federal do Rio de Janeiro and a M.Sc in production engineering from Universidade Federal do Rio de Janeiro.

Luciana Pires Dias. Ms. Dias is an independent member of the Board of Directors, a Professor at Getulio Vargas Foundation Law School and a partner at L|Dias Advogados. She is also member of the audit committee of Itaú Unibanco Holding S.A. She was a commissioner and the head of the market development department at the CVM. She was the CVM representative at the Corporate Governance Committee of the OECD and at the Latin American Corporate Governance Roundtable organized by OECD. Ms. Luciana Pires Dias holds a PhD and master’s degree in commercial law from Faculdade de Direito da Universidade de São Paulo – USP. She also holds a master of the science of law degree (J.S.M) from Stanford University and has a bachelor’s in law from USP.

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

Claudia Quintella Woods. Ms. Woods is an independent member of the Board of Directors and a member of the People Committee of Ambev. Ms. Woods is the president of British American Tobacco (BAT) Latam South since January 2025. Prior to that, Ms. Woods was Latin America Chief Executive Officer of WeWork between 2021 and 2024, General Manager of Uber in Brazil between 2019 and 2021, the CEO of Webmotors, a leading online marketplace for cars from 2018 until 2019 and Director and Superintendent of Banco Original from 2014 to 2018. She holds a bachelor’s degree from Bowdoin College (USA), an MBA from COPPEAD/Universidade Federal do Rio de Janeiro and a certificate from Harvard Business School. Executive Officers.

Ricardo Manuel Frangatos Pires de Moreira. Mr. Moreira is a member of the Board of Directors of Ambev and currently serves as the Chief Supply Chain Officer at ABI. Since joining the Company in 1995, he has held several key positions, including CEO of ABI’s Africa Zone, President of ABI’s Copec Zone, Business Unit President for Non-Alcoholic Beverages at the Company and Vice President of Logistics and Procurement at the Company. Mr. Moreira holds a bachelor’s degree in mechanical engineering from Federal University of Rio de Janeiro and a master’s degree in management from Ambev University.

Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(2)
Carlos Eduardo Klutzenschell Lisboa(1)	55	Chief Executive Officer	2025	2027
Lucas Machado Lira(3)	48	Chief Financial, Investor Relations and Shared Services Officer	2020	2027
Leticia Rudge Barbosa Kina	48	Legal and Compliance Vice President Officer	2019	2027
Ricardo Morais Pereira de Melo	53	People and Management Vice President Officer	2018	2027
Eduardo Braga Cavalcanti de Lacerda	48	Commercial Vice President Officer	2020	2027
Valdecir Duarte	44	Industrial Vice President Officer	2022	2027
Paulo André Zagman	48	Logistics Vice President Officer	2019	2027
Carla Smith de Vasconcellos Crippa Prado	43	Corporate Affairs Vice President Officer	2022	2027
Felipe Moreira Haddad Baruque	42	Procurement Vice President Officer	2023	2027
Eduardo Eiji Horai	39	Information Technology Vice President Officer	2020	2027
João Coelho Rua Derbli de Carvalho	42	Sales Vice President Officer	2023	2027
Daniel Wakswaser Cordeiro	40	Marketing Vice President Officer	2020	2027
Daniela Gavranic Cachich	51	Beyond Beer Vice President Officer	2022	2027

(1)	At the Board of Directors’ Meeting held on August 26 and 27, 2024, Mr. Carlos Eduardo Klutzenschell Lisboa was appointed to be the Chief Executive Officer of Ambev, with term of office starting on January 1, 2025
(2)	All of the officers were reappointed at the Board of Directors’ Meeting held on December 11, 2024, with terms of office starting in 2025 and expiring in 2027.
(3)	At the Board of Directors’ Meeting held on December 17, 2024, Mr. Guilherme Fleury de Figueiredo Ferraz Parolari was appointed to replace Mr. Lucas Machado Lira, with term of office starting on April 1, 2025. Mr. Fleury’s term of office will be unified with that of the other members of the Board of Officers, expiring in 2027.

The following are brief biographies of each of Ambev’s executive officers:

Carlos Eduardo Klutzenschell Lisboa. Mr. Lisboa is Ambev’s CEO. He joined the Company in 1993 and, since then, has held several leadership positions in different functions, including Marketing Vice-President, President of BU Austral at Latin America South Zone, President of Labatt and Zone President of Latin America South Zone at Ambev, as well as Global Vice President for Global Brands and Zone President of Middle America at ABI. He also served as a member the Board of Directors of Ambev between 2018 and 2024. Mr. Lisboa holds a degree in business administration from Universidade Católica de Pernambuco and a specialization in marketing from Universidade de Pernambuco.

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

Leticia Rudge Barbosa Kina. Ms. Kina is Ambev’s Legal and Compliance Vice President Officer. She joined the Company in 2002 and has held several positions, including Legal Tax Manager and Corporate and Litigation Officer. Ms. Kina is also a member of the Board of Directors of WILL – Women in Leadership in Latin America, an international non-profit organization. Ms. Kina is an Executive Education Professor at Insper and holds a law degree from Pontifícia Universidade Católica de Campinas and a degree in economics from Universidade Estadual de Campinas, in addition to a Corporate MBA from Ambev, a specialization in tax law from Universidade de São Paulo and a corporate reputation course from Stanford University.

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

Felipe Moreira Haddad Baruque. Mr. Baruque is Ambev’s Procurement Vice President Officer. Since 2006, when he joined the Company, he has held various positions in the Procurement and Supply areas at Ambev and ABI, including Director of New Products for the South America Zone, Director of Product Development at Latin America North Zone, Global Vice President of Verticalized Operations and Global Vice President of Procurement at ABI. He holds a degree in Food Science from the University of São Paulo, with a major in Packaging Engineering, completed an executive MBA program at INSPER, has an MBA in Finance and Marketing from Fundação Getúlio Vargas and a Brewmaster certification from ABlu.

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

Daniel Wakswaser Cordeiro. Mr. Wakswaser is Ambev’s Marketing Vice President Officer. Since joining Ambev in 2008, he has held various leadership positions across different areas and businesses of the Company in Brazil, the United States, and Europe. He led the global division known as Future Beverages, dedicated to developing strategies for new products in alcoholic categories other than beer. He is one of the leaders of the Company's marketing cultural transformation, promoting processes to foster creativity and brand effectiveness. In 2024, he was recognized as the most effective marketing professional in Latin America at the Crema MKT by Adlatina Group, and the only individual associated with the beverage and beer sector in Brazil among the most innovative professionals in Latin America according to Bloomberg Línea. Mr. Wakswaser holds a degree in marketing from Escola Superior de Propaganda e Marketing – ESPM.

Daniela Gavranic Cachich. Ms. Cachich is Ambev’s Beyond Beer Vice President Officer. Before joining the Company, she held senior leadership positions in the marketing area of other consumer goods companies, including Chief Marketing Officer at PepsiCo from 2016 to August 2021. Also, she currently holds the position of effective member of the Advisory Board of Grupo Boticário. Ms. Cachich holds a degree in business administration from Universidade Mackenzie and a postgraduate degree in marketing from Escola Superior de Propaganda e Marketing – ESPM.

Guilherme Fleury de Figueiredo Ferraz Parolari. Mr. Fleury will assume the position of Ambev’s Chief Financial, Investor Relations and Shared Services Officer (an area that encompasses the Company's accounting processes and matters) on April 1, 2025. Before that, Mr. Fleury has held several positions at ABI and the Company, including, Global Finance Vice President for M&A and Global Finance Vice President for Non-Alcoholic Beverages at ABI and Finance Director for Non-Alcoholic Beverages and M&A Finance Director at Ambev. Previously, he worked at Banco BTG Pactual, Credit Suisse and Kraft Foods Brasil. Mr. Fleury holds a degree in business administration from Fundação Getulio Vargas.

B.        Compensation

The aggregate remuneration of all members of the Board of Directors, Executive Officers and Fiscal Council of Ambev in 2024 for services in all capacities amounted to R$177.1 million (fixed and variable remuneration, benefits and share-based payment, among other categories), as presented below:

	Management’s Remuneration Year Ended December 31, 2024
	(in R$ million, except where otherwise indicated)
	Number of Members (i)	Fixed Remuneration				Variable Remuneration					Post-Employment Benefits	Termination Benefits	Share-based Payment	Total
		Fees	Direct and Indirect Benefits	Participation in Committees	Others (ii)	Bonus	Profit Sharing	Participation in Meetings	Commissions	Others
Board of Directors	7.0	8.4	0.0	0.0	2.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.3	21.8
Fiscal Council	6.0	2.2	0.0	0.0	0.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	2.7
Executive Officers	13.0	19.5	0.4	0.0	15.9	27.0	0.0	0.0	0.0	0.0	1.5	0.0	88.4	152.7
Total	26.0	30.1	0.4	0.0	18.5	27.0	0.0	0.0	0.0	0.0	1.5	0.0	99.7	177.1
(i)	The total number of Board of Directors members in 2024 was 13, with 7 being the number of members compensated by the Company for their service in the position.
(ii)	Others refers to the amounts related to social security charges recognized by the Company for the 2024 fiscal year.

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

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Management’s Remuneration Year Ended December 31,
	2024				2023				2022
	(in R$ million, except where otherwise indicated)
	No. of Members (i)	Min.	Average	Max.	No. of Members	Min.	Average	Max.	No. of Members	Min.	Average	Max.
Board of Directors	7.0	1.0	3.1	14.3	7.3	1.0	2.9	14.2	8.0	0.8	2.7	15.1
Fiscal Council	6.0	0.3	0.4	0.6	6.0	0.3	0.4	0.6	6.0	0.3	0.4	0.5
Executive Officers	13.0	6.5	11.7	46.3	13.5	5.1	9.4	34.5	14.0	3.7	7.2	26.6

(i)        The total number of Board of Directors members in 2024 was 13, with 7 being the number of members compensated by the Company for their service in the position

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated as of July 30, 2013, or the Plan, senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADRs. As of December 31, 2024, there were outstanding rights under the Plan providing for the acquisition of 72.5 million Ambev common shares by approximately 528 people (including executive management and employees).

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

Since 2020, Ambev no longer grants its senior employees and management stock options recognized in accordance with the accounting treatment determined by IFRS 2/CPC 10 – Share-Based Payment. However, there are stock options granted in previous periods that are already exercisable but have not expired yet, which remain valid within the term of the programs issued under the Plan and subject to the accounting treatment provided under IFRS 2/10 CPC 10.

Thus, some Ambev and its subsidiaries’ employees who receive their variable compensation (bonuses) in cash, have the option, depending on their position, of choosing to allocate part or all of the amounts received in such capacity in the acquisition of Ambev Stock. These shares are called “voluntary shares” and are granted under the Plan. As a rule, voluntary shares are entitled to dividends from the grant date and are subject to a transfer restriction period of three to five years (lock-up). These shares are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of “discounted shares”. Employees who invest in voluntary shares also receive one and a half times the corresponding number of shares for each voluntary share acquired, up to a limited total percentage of each employees’ variable compensation. These corresponding shares are delivered in the form of restricted shares, also called “matching shares”.

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

We implemented a Share Based Payment Plan, or the Share Plan, dated as of April 29, 2016, which was amended on April 24, 2020, at the annual general shareholders’ meeting. Under the Share Plan, employees and senior management of Ambev or its direct or indirect subsidiaries are eligible to receive Ambev shares, including in the form of ADRs. The shares which are subject to the Share Plan are designated as Restricted Shares or Performance Shares.

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

Under the Share Plan, up to 3.0% of the shares corresponding to Ambev’s share capital may be granted in total in an amount that may vary according to Ambev’s internal policies. The delivery of the Restricted Shares is free of charges. Restricted Shares and Performance Shares shall vest in three or five years from the corresponding grant date, depending on the Share Based Payment Programs, provided that the participant remains employed at Ambev or its subsidiaries during such vesting period. As of December 31, 2024, there were 120.5 million Restricted Shares offered to approximately 519 participants corresponding to 120.5 million Ambev Shares under the Share Plan (including executive management and employees). Participants of the Share Plan must sign a Share Based Payment Agreement, or the Share Based Agreements, with Ambev, according to which, those participants have the right to receive a maximum number of Ambev Shares or ADRs, as applicable, provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

The Restricted Shares and Performance Shares may entitle participants to receive additional shares with the same vesting conditions as compensation for dividends and interest on capital paid during the vesting period on the Restricted Shares and Performance Shares, as the case may be. The right to receive the Restricted Shares and Performance Shares and the additional shares may be totally or partially forfeited in certain circumstances, including the participants’ resignation or dismissal during the vesting period.

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

As of December 31, 2024, we had 8,896 participants in our pension plans, including 220 participants in the defined benefit plan, 7,448 participants in the defined contribution plan, and 1,228 retired or assisted participants. Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2024, as liabilities for pension plan benefits, see Note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

Our expenses under these programs amounted to R$1,431.3 million for the year ended December 31, 2024, R$963.5 million for the year ended December 31, 2023, and R$1,119.2 million for the year ended December 31, 2022.

C.        Board Practices

During 2024, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short-term as well as in the future and to update the market on our sustainability initiatives. We also participated in conferences and non-deal road shows online. We hosted quarterly conference calls, transmitted simultaneously on the internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council (Conselho Fiscal)

Ambev’s Fiscal Council is a permanent body. At our annual general shareholders’ meeting held on April 30, 2024, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2025: José Ronaldo Vilela Rezende, Elidie Palma Bifano and Fabio de Oliveira Moser. All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors

Most of our Board members have been in office for several years and were elected or reelected to the Board of Directors of Ambev at the Company’s extraordinary general shareholders’ meeting held on April 28, 2023, for a term expiring at the annual general shareholders’ meeting to be held in 2026. These Board members use their extensive knowledge of our business to help ensure that we reach our long-term goals, while maintaining our short-term competitiveness. Another objective of the Board of Directors is to encourage us to pursue our short-term business goals without compromising our long-term sustainable growth, while at the same time trying to make sure that our corporate values are observed.

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

The Board of Directors is supported in its decision-making by the following committees:

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations and Finance Committee’s responsibilities include:

•	to monitor the Company’s long-term planning;
•	to monitor the evolution of the Company’s actuarial liabilities and investments in pension plans;
•	to monitor the investors relations strategies and the performance of our rating, as issued by the official rating agencies;
•	to analyze and issue an opinion on our annual investment plan;
•	to analyze and issue an opinion on proposals by the Board of Executive Officers regarding opportunities for corporate restructuring, mergers, acquisitions, spin-offs, incorporations or disposals of equity interests involving the Company;
•	to analyze and monitor our capital structure and cash flow; and provide an opinion on the Company’s shareholder compensation strategy;
•	to verify compliance with the Company’s Financial Risk Management Policy; and,

•	other matters that the Board of Directors considers relevant and in the interest of the Company and may come to define as attribution of the Operations and Finance Committee.

The current members of the Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fernando Mommensohn Tennenbaum and Marcos de Barros Lisboa. The members of this committee are elected by the Board of Directors.

Governance Committee

The responsibilities of the Governance Committee are to assist the Board of Directors with the following matters:

•	related party transactions;
•	any general conflict of interest situations that may arise between the Company and related parties;
•	compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions and antitrust matters;
•	to monitor the Company’s initiatives, as well as analyze and give opinions on issues related to cyber security and privacy and data protection;
•	to issue an opinion on the Company’s strategies related to sustainability issues; and
•	other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the Governance Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fabio Colletti Barbosa, Marcos de Barros Lisboa, an independent member, Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo. The members of this committee are elected by the Board of Directors.

People Committee

The responsibilities of the People Committee are to assist the Board of Directors with the following matters:

•	to issue an opinion on matters that require a decision by the Board of Directors regarding the definition and review of the compensation policy for members of the Board of Executive Officers and high-performance employees, as well as individual compensation incentives packages;
•	to define the targets and compensation for the Company’s management, within the limit approved by the annual shareholders’ meeting;
•	to monitor the evaluation of the members of the Board of Executive Officers, key executives and talents, in addition to the respective succession plans;
•	to approve policies and/or minimal rules to be observed in the nomination process of members of the Company’s management;
•	to select and propose for Board of Directors’ approval candidates to the positions of members of Executive Board of Officers and/or any other positions that may be required by the Board of Directors;
•	to assist the Board of Directors with the monitoring and discussions related to diversity;
•	to approve the transfer of employees of the high-leadership;
•	to coordinate the management of compensation incentive plans and to approve the relevant programs, grants, exceptions and other obligations involving employees in general, as permitted by applicable rules; and

•	other matters the Board of Directors may consider relevant and in the interest of the Company.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly-held companies, was released by a workgroup formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they adhere to the principles and practices set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such principles and practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at http://ri.ambev.com.br/, and the updated report was filed with the SEC on July 30, 2024. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices, including a new edition of the Brazilian Corporate Governance Code in 2023.

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

Under Brazilian Corporation Law, shareholder pre-approval is required for the adoption and revision of any equity compensation plans. Our existing stock ownership and share based payment plans were approved by our extraordinary general shareholders’ meetings held on July 30, 2013, and on April 29, 2016. An amendment to the share-based payment plan was approved by the annual general shareholders’ meeting held on April 24, 2020.

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

D.        Employees

As of December 31, 2024, we and our subsidiaries had a total of 42,167 employees, of whom approximately 45% were engaged in production, 39% in sales and distribution and 16% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2024	2023	2022
42,167	43,110	47,457

The following table shows the geographical distribution of our employees as of December 31, 2024:

Geographical Distribution of Ambev Employees as of December 31, 2024
Location	Number of Employees
Brazil	24,728
CAC	4,881
Dominican Republic	2,030
Barbados	222
Saint Vincent	98
Dominica	1
Cuba	973
Guatemala	165
Panama	1,392
Latin America South	9,052
Argentina	5,339
Bolivia	1,899
Uruguay	745
Paraguay	566
Chile	503
Canada	3,506
Total	42,167

Industrial Relations

As per the determined under Brazilian labor legislation, all of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions as of December 31, 2024. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

E.        Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of February 28, 2025:

Name	Amount and Percentage of Common Shares
Michel Dimitrios Doukeris	*
Victorio Carlos de Marchi(1)	*
Ricardo Manuel Frangatos Pires Moreira Milton Seligman	* *
Fabio Colleti Barbosa	*
Fernando Mommensohn Tennenbaum	*
Lia Machado de Matos	*
Nelson José Jamel	*
Luciana Pires Dias	*
Marcos de Barros Lisboa	*
Claudia Quintella Woods	*
Carlos Eduardo Klutzenschell Lisboa	*
Lucas Machado Lira	*
Leticia Rudge Barbosa Kina	*
Ricardo Morais Pereira de Melo	*
Eduardo Braga Cavalcanti de Lacerda	*
Valdecir Duarte	*
Paulo André Zagman	*
Carla Smith de Vasconcellos Crippa Prado	*
Felipe Moreira Haddad Baruque	*
Eduardo Eiji Horai	*
João Coelho Rua Derbli de Carvalho	*
Daniel Wakswaser Cordeiro	*
Daniela Gavranic Cachich	*

*	Indicates that the individual holds less than 1% of the class of securities.
(1)	This Board member is also trustee of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.        Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of February 28, 2025, Ambev had 15,656,559,225 shares outstanding. As of February 28, 2025, there were 1,447,906,191 Ambev ADSs outstanding (representing 1,447,906,191 Ambev shares, which corresponds to 9.25% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of February 28, 2025, there were 264 registered holders of Ambev ADSs.

Control

Our direct controlling shareholder, ABI, together with FAHZ, held in aggregate 72.4% our total and voting capital stock (excluding treasury shares) as of February 28, 2025.

ABI indirectly holds shares in us representing 62.1% of our total and voting capital stock (excluding treasury shares) as of February 28, 2025, ABI thus has control over us, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

In March 2021, our board of directors approved a share buyback program for the repurchase of up to 5,700,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2022, we repurchased 5,700,000 Ambev shares.

In May 2023, our board of directors approved a share buyback program for the repurchase of up to 13,000,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2024, we repurchased 13,000,000 Ambev shares under this plan.

In May 2024, our board of directors approved a share buyback program for the repurchase of up to 24,000,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of February 28, 2025, we repurchased 24,000,000 Ambev shares under this plan.

In October 2024, our board of directors approved a share buyback program for the repurchase of up to 155,159,038 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of February 28, 2025, we repurchased 79,571,200 Ambev shares under this plan.

As of February 28, 2025, we did not acquire any Ambev shares in connection with preemptive rights related to stock ownership plans.

In 2024, we acquired 13,173 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$0.2 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of February 28, 2025, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares

Interbrew International GmbH(1)	8,441,665,818	53.6%
AmBrew S.à.r.l(2)	1,287,699,501	8.2%
FAHZ(3)	1,609,987,301	10.2%
Others	4,317,206,605	27.4%
Treasury Shares	101,098,111	0.6%
Total	15,757,657,336	100.00%

(1)	Interbrew International GmbH is 100% held by ABI Inve. Holding Ltd - UK19, which, in turn, is held 100% by ABI UK Holding II Limited, which, in turn, is 100% held by ABI UK Holding I Limited, which, in turn, is held by (i) AB InBev Nederland Holding BV (59.14%), (ii) AB InBev UK Finance Company Limited (9.24)%, (iii) Anheuser-Busch InBev SA/NV (ABI) (27.77%), (iv) InBev Belgium BV (3.84%). AB InBev Nederland Holding BV is held by Anheuser-Bush InBev SA/NV (ABI) (67.62%) and by InBev Belgium BV (32.38%), which, in turn, is 100% held by Anheuser-Bush InBev SA/NV (ABI). ABI UK Finance is 100% held by ABEL- Anheuser-Busch Europe Limited, which is in turn 100% held by Ambrew S.à.r.l.
(2)	Ambrew S.à.r.l is fully owned by Anheuser-Busch InBev SA/NV (ABI), which, in turn, is controlled by Stichting Anheuser-Busch InBev (“Stichting’), a foundation organized under the laws of the Netherlands, which holds 33.57 % of the voting shares of ABI and effectively controls ABI pursuant to a shareholders’ agreement, dated April 11, 2016, as amended April 27, 2023, entered into with BRC S.à r.l. (“BRC”), EPS Participations S.à r.l. (“EPS Participations”), EPS S.A. and Rayvax Société d’Investissements SA. Stitching is jointly owned by BRC (50%) and EPS Participations (50%). BRC is jointly controlled by Jorge Paulo Lemann, Carlos Alberto da Veiga Sicupira and Max Van Hoegaerden Hermann Telles, while EPS Participations is dispersedly owned by the founding Belgian families of Interbrew.
(3)	Mr. Victorio Carlos De Marchi, who is a FAHZ-appointed director of Ambev, is also member of the Advisory Board and President of FAHZ.

For a description of our major shareholders’ voting rights, see “—The Shareholders’ Agreement.”

As of February 28, 2025, 1,447,906,191 common shares, or 9.2%, were held in the form of ADSs.

The Shareholders’ Agreement

The Shareholders’ Agreement, effective since July 2, 2019, was executed on April 16, 2013, by IIBV, AmBrew and FAHZ, as well as Ambev, as intervening party. The Shareholders’ Agreement may be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 of Ambev’s common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it. Among other matters, the Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries.

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

Ambev and FAHZ

Medical, Dental and Social Assistance

One of the activities of FAHZ, as described in its bylaws, is to provide medical and dental assistance and other benefits both to active and certain of our employees, retired employees and executive officers (including their dependents). Such transactions between Ambev and FAHZ are disclosed in Note 30 of our consolidated financial statements as related parties.

Ambev and ABI

Ambev engages in various transactions with ABI. These transactions include but are not limited to: (i) the purchase and sale of raw materials, (ii) entering into distribution, cross-licensing, indemnification, service and other agreements, and (iii) import and licensing agreements. Such transactions between ABI and Ambev and its subsidiaries are disclosed in Note 30 of our consolidated financial statements as related parties.

The outstanding balances relating to other transactions with ABI are further described in Note 30.4 to our audited consolidated financial statements.

Licensing Agreements

The Company has a licensing agreement with ABI and some of its subsidiaries, such as Group Modelo and Spaten-Franziskaner-Bräu GmbH to produce, bottle, import, promote, sell and distribute its main products in the territories in which the Group operates. Similarly, the Company also grants a license to ABI and some of its subsidiaries to distribute its main products, such as Brahma in its territories. These agreements were duly approved by the Governance Committee and the Company’s Board of Directors. For additional information, see Note 30.3 of our consolidated financial statements or see “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

In November 2021, Ambev and ABI negotiated general guidelines on royalties and transfer price policy for the royalty percentages and mark-ups applicable to the production, import, distribution and sale of (a) finished products of ABI and/or its respective subsidiaries by Ambev and/or its respective subsidiaries; and (b) finished products of Ambev and/or its respective subsidiaries by ABI and/or its respective subsidiaries. All metrics, prices and methodologies were established on an arm’s length basis, based on a study carried out by a top-tier external audit firm, duly approved by the Governance Committee and the Company’s Board of Directors. As described in “Item 10. Additional Information—E—Taxation”, in January 2024 Law No. 14,596/23 became effective, impacting the current licensing agreements and respective rates.

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

To the extent that we believe contingencies arising from these proceedings will probably be materialized, they have been recorded in the balance sheet. As of December 31, 2024, our provisions for legal contingencies totaled R$1.11 billion which were recorded in provision account. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$97.9 billion as of December 31, 2024. Our estimates are based on reasonable assumptions, external opinions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature. For more information, see Note 27 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2024, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to income taxes (IRPJ and CSLL), Social Contributions on Gross Revenues (PIS and COFINS), ICMS Value-Added Tax and IPI Excise Tax. As of December 31, 2024, we had made provisions of R$439.2 million in connection with those tax proceedings for which we believe there is a probable chance of loss. Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2024, we were party to tax proceedings with a total estimated possible risk of loss of R$97,569.2 billion. Approximately 67% (R$65,174.6 billion) of this amount is related to controversies related to payment of IRPJ and CSLL, and approximately 33% (R$31,660.6 billion) is related to controversies involving the payment of PIS, COFINS, ICMS Value-Added and IPI Excise Tax, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

In addition, if unfavorable final decisions are issued at the administrative level in connection with tax proceedings in which we are party, we may challenge these decisions in judicial courts and be required to post surety bonds or similar guarantees. As of December 31, 2024, approximately 65% (R$62,393.5 billion) of the proceedings with total estimated possible loss are at the administrative level of dispute and approximately 35% (R$33,957.6 billion) are at the judicial level of dispute.

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

In April 2024, the lower administrative court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not yet final and may be appealed by Arosuco.

Our management estimates the possible losses related to these proceedings to be approximately R$6.8 billion as of December 31, 2024. We have not recorded any provision in connection with these assessments.

IPI Excise Tax Suspension

In 2014 and 2015, we received tax assessments from the RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. We have received partially favorable decisions at the administrative level which led to a significant reduction of the amounts under dispute. In July 2022, we received the first judicial decision on this matter, which was unfavorable to us and, therefore, we filed an appeal. Our management estimates the possible losses related to these assessments to be approximately R$1.1 billion as of December 31, 2024. We have not recorded any provision in connection with these assessments.

ICMS-ST Trigger

Over the years, we and our subsidiaries received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$12 billion as of December 31, 2024, classified as a possible loss and, therefore, for which we have made no provision.

ICMS Tax Incentives

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. In June 2020, we received the first level administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax authorities. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed at the judicial level in March 2024. There are other assessments related to this same State Tax Incentive Program and some of them are being discussed at the administrative and judicial levels. Our management estimates the amount related to these assessments to be approximately R$0.9 billion as of December 31, 2024, classified as a possible loss and, therefore, for which we have made no provision.

Over the years, we have also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the possible losses related to these assessments to be approximately R$0.8 billion as of December 31, 2024. We have not recorded any provision in connection therewith.

ICMS Tax Credits

We are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial levels of the courts. In August 2020, the STF issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of the “ICMS tax war” shall be considered unlawful. The decision also recognized that the states should abide by the tax incentives validation process provided for in Supplementary Law No. 160/17. This decision became final (and no longer subject to appeal) in December 2021.

With respect to certain tax assessments issued by the State of São Paulo, unfavorable decisions were rendered against us on appeal at the administrative level in April, May and June 2022. In these cases, we have filed motions for reconsideration of the unfavorable ruling on appeal at the administrative level. In September 2023, such motions for reconsideration were decided partially in our favor. The favorable portion of those decisions became final and is not subject to appeal, while the unfavorable portion was subject to an appeal at the administrative level. In December 2023, the STF issued a binding decision holding that the unfavorable decisions regarding tax credits from the State of Amazonas issued by the State of São Paulo in 2022 are to be considered unconstitutional. Therefore, even though we are not a party to this lawsuit at the STF, the central discussion has generated a positive impact on the Company’s assessments.

With respect to certain other tax assessments issued by the states of São Paulo and Minas Gerais, among others, favorable decisions were rendered in our favor in 2023, impacting the total value of the reported possible contingency.

Our management estimates the possible losses related to these assessments to be approximately R$0.5 billion as of December 31, 2024. We have not recorded any provision in connection therewith.

Ambev has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. After unfavorable decisions at the administrative level, Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. Ambev management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2024. We have not recorded any provisions in connection therewith.

In addition, in 2018 and 2021, we received tax assessments from the states of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the state of Rio Grande do Sul, since the final administrative decision was rendered unfavorably to us, in 2024 we filed a lawsuit seeking the annulment of the tax assessment, which is pending judgment. With regard to the assessments issued by the state of São Paulo, they are being challenged at the administrative level.

Our management estimates the possible losses related to these assessments to be approximately R$0.9 billion as of December 31, 2024. We have not recorded any provisions in connection therewith.

ICMS – MIP

The company and its subsidiaries have been receiving assessments from State Tax Authorities over the years, disallowing ICMS credits and demanding payment of the Differential Tax Rate (DIFAL) on the acquisition of intermediate production materials. According to the tax authorities, such materials are not physically related to the productive activity of the companies and therefore should be considered as goods for consumption, which do not entitle the taxpayer to tax credits. Considering these allegations as illegitimate, the companies are challenging these assessments before administrative and judicial courts. Provisions have been made for cases related to this matter, with an updated value of approximately R$0.1 billion as of December 31, 2024. The Company estimates the possible loss related to this matter to be, as of December 31, 2024, approximately R$0.6 billion.

PIS/COFINS Bonus Over Products

Since 2015, we have received tax assessments issued by the RFB relating to PIS/COFINS amounts allegedly due over bonus products granted to our customers. Most of the cases were cancelled at the administrative level and there is one case at the judicial level, which is pending decision by the appellate court after the lower court rendered an unfavorable decision to us.

Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2024. No related provision has been made.

PIS/COFINS Other Credits

In 2022, Ambev received a tax assessment and decisions denying offset requests regarding PIS/COFINS’ credits. The tax authorities primarily argue that (i) certain credits claimed by Ambev are unrelated to the manufacturing process and (ii) Ambev has not adequately demonstrated its entitlement to utilize such credits. The assessment was challenged at the administrative level and after a partially favorable judgment, Ambev filed an appeal, which resulted in the proceeding being remanded for tax expert examination. As for the decisions not approving the offset, they are still pending judgement at the first administrative level.

Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2024. We have not recorded any provisions in connection therewith.

Deductibility of IOC Expenses

During the 2013 fiscal year, as approved in a General Meeting, the Company implemented a corporate restructuring aimed at simplifying its structure and unifying its share classes, among other objectives. One of the steps of this restructuring involved the exchange of shares and subsequent incorporation of the shares of its subsidiary Companhia de Bebidas das Américas into Ambev S.A. As one of the consequences of this operation, Ambev S.A. recognized in its accounting records the counterpart of the difference between the value of its shares issued for this exchange and the book value of the subsidiary's shares in equity, in accordance with IFRS 10, under the item "adjustments to equity".

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the RFB related to the interest on capital (“IOC”) deduction for calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all cases, Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the lower administrative court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the lower administrative court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the lower administrative court as well.

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the lower administrative court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision. The favorable portion of such decision became final, and with respect to the unfavorable portion Ambev filed an appeal to the lower administrative court that awaits decision.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$28.1 billion as of December 31, 2024. Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by Ambev and affected subsequent calendar years to those assessed (2022 and 2023), during which the Company also distributed IOC and deducted them from the taxable base of its Income Tax. Therefore, if the deductibility of IOC is also questioned in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the period already assessed.

In December 2023, Provisional Measure 1,185, of August 2023, was converted into law (No. 14,789/2023), which changes the basis for calculating Interest on Capital as of January 1, 2024, making this uncertain tax treatment limited to Interest on Capital calculated in accordance with legislation in force before the aforementioned law effective date.

Disallowance of Tax Paid Abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by the CARF canceling the assessment regarding one of the cases, covering the calendar year 2010.

For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first-instance judicial court.

In July 2024, the lower administrative court rendered a favorable decision to the Company in one case related to the 2012 calendar year (approximately R$1.4 billion). The Company awaits the formalization and notification of the decision in order to assess, together with its external advisors, any potential impacts on the likelihood of loss of this portion of the contingency. The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016 and 2018, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the lower administrative court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received an unfavorable decision by the lower administrative court for the case related to the calendar year of 2015, against which it filed an appeal to the upper administrative court, and a favorable decision for the case related to the calendar year of 2017, which is not final and may be appealed by the tax authorities. For the tax assessment related to the 2019 tax period, Ambev has filed a defense, and the case awaits judgment by the first-level administrative court.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$15.9 billion as of December 31, 2024, and, due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2018-2024). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

Goodwill Inbev Holding

In December 2011, Ambev received a tax assessment issued by the RFB mainly related to the disallowance of goodwill amortization expenses for the calendar years 2005 to 2010, resulting from the merger of InBev Holding Brasil S.A. into Ambev. Partially favorable administrative decisions were rendered in this matter. In response to these decisions, the Company filed judicial measures to challenge the issues in which it was unsuccessful at the administrative level, which are awaiting judgment.

In June 2016, Ambev received a second tax assessment issued by the RFB regarding the disallowance of the remaining portion of the aforementioned goodwill amortization for the calendar years 2011 to 2013. In April 2023, the Company obtained a partially favorable and final decision. For the portion of the dispute in which it was unsuccessful, the Company filed a judicial measure, which is awaiting judgment by the first-instance judicial court.

The updated value of this uncertain tax treatment, as per IFRIC 23, amounted to approximately R$6.8 billion as of December 31, 2024 and, due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this ongoing dispute, all periods affected by this uncertain tax treatment have already been subject to assessments by the RFB. In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the goodwill amortization, as well as the respective costs, pursuant to the "Reimbursement Agreement" executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

Foreign Profits

Since 2005, the Company and some of its subsidiaries have been subject to tax assessments filed by the RFB relating to the taxation in Brazil of profits earned by subsidiaries domiciled abroad under various arguments. The Company is challenging these assessments in the administrative and judicial courts.

In 2022 and 2023, the lower administrative court rendered favorable and partially favorable decisions to Ambev, related 2012 and 2014 calendar years. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of foreign profits and the goodwill amortization by foreign subsidiaries. Part of these decisions became final, representing the cancellation of the related tax contingency in the approximate amount R$1.0 billion as of September 30, 2024.

In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the tax authorities filed appeals and the case awaits decision by the lower administrative court.

In November 2024, Ambev received a new tax assessment relating to the taxation of foreign profits for calendar year 2019 and filed a defense, which awaits judgment by the first-level administrative court.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credits, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$5.7 billion as of December 31, 2024.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2020-2024). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

Disallowance on Income Tax Deduction

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the RFB regarding the disallowance of the income tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018. In response, an administrative defense was filed. In October 2020, the first level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

In February 2024, the lower administrative court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately R$26 million. The decision was appealed by the tax authorities and such appeal still pends trial.

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2024, is approximately R$2.9 billion. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per ICPC 22/IFRIC 23, continued to be adopted by Arosuco impacting calendar years following those assessed (2019-2024) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortized in the calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited ("BAH") into Ambev. In April and August 2018, Ambev received two new tax assessments related to the disallowance of the amortization of the remaining portion of the mentioned goodwill in the calendar years 2013 and 2014.

In the administrative level, partially favorable decisions were rendered in favor of the Company regarding the qualified fine and the statute of limitations for one of the periods under discussion. In response to these decisions, the Company filed lawsuits to the judicial level to challenge the unfavorable portion of the administrative decisions and obtained favorable decisions in the first-level judicial court. These favorable decisions are not final and are subject to review by the second-level judicial court.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$1.5 billion as of December 31, 2024. Due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this discussion, all periods impacted by the aforementioned uncertain tax treatment have already been subject to tax assessments by the RFB.

Goodwill CND Holding

In November 2017, Ambev received a tax assessment related to the amortization of goodwill for calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. In the administrative level, a partially favorable decision was rendered by CARF, which was appealed to the Upper Administrative Court by both the Company and RFB. In February 2024, the Company presented a request to withdraw the Special Appeals filed, which was accepted by the upper administrative court. As a result, the lower administrative court’s initial partially favorable decision prevailed. The Company filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In October 2022, the Company received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. In October 2023, an unfavorable decision was rendered by the first-level administrative court, against which both the Company and tax authorities appealed. In August 2024, Ambev received a favorable decision from the lower administrative court. The decision is not final and is subject to review by the upper administrative court.

The updated value of the uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$1.0 billion as of December 31, 2024. Due to the assessment of the likelihood of loss, no provision was made during the period. With regard to this discussion, all periods affected by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received an assessment related to the use of presumed profit for the calculation of IRPJ and CSLL instead of the actual profit method. In September 2017, Arosuco was notified of the unfavorable decision in the first-level administrative court and filed an appeal. In 2019, a final favorable decision was issued by the lower administrative court, canceling the assessment.

In March 2019, Arosuco received a new tax assessment on the same matter and filed a defense. In October 2019, the first-level administrative court issued an unfavorable decision and Arosuco filed an appeal. In February 2024, the first-level administrative court issued a favorable decision to Arosuco, which was appealed by the tax authorities to the upper administrative court. The case is pending judgment.

Arosuco estimates that the updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$557.7 million as of December 31, 2024. Due to the assessment of the likelihood of loss, no provision was made in the period. With respect to this discussion, all periods affected by this uncertain tax treatment have already been subject to tax assessments by the RFB.

Goodwill MAG

In December 2022, CRBS S.A. (a subsidiary of Ambev) received a tax assessment related to the goodwill amortized in the calendar years 2017 to 2020 resulting from the acquisition and merger of RTD Barbados into CRBS. CRBS received a partially favorable decision by the first-level administrative court, which was appealed by both CRBS and the tax authorities and awaits judgment by the lower administrative court. The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$301 million as of December 31, 2024. Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by CRBS and impacted subsequent calendar years to those assessed (2021-2022). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessment mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation

Since 2021, the Company has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. The Company has three assessments on this matter, involving calendar years 2016, 2018 and 2019.

For the 2016 calendar year, the Company received a partially favorable decision in the first-level administrative court and filed an appeal to the lower administrative court, which cancelled the infraction. Tax authorities filed an appeal to the upper administrative court, which is pending judgment.

Regarding the 2018 calendar year, Ambev received a partially favorable decision from the first-level administrative court and filed an appeal to the lower administrative court, which is pending judgment.

In November 2024, Ambev received a tax assessment for the 2019 calendar year and filed a defense, which is pending judgment by the first-level administrative court.

The Company estimates the possible loss related to this matter to be, as of December 31, 2024, approximately R$699.6 million.

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

From 2017 to 2024, the Company and its subsidiaries recognized, in accordance with IAS 37/CPC 25, recoverable tax credits related to this matter in the amount of R$19 billion. The accounting recognition of these amounts is due to (i) the gain being virtually certain given the decision of the STF in RE 574,706/PR and the STJ in Theme 1,125, align with specific circumstances of each case; and (ii) the value can be reasonably estimated with a high degree of confidence through the collection of pertinent documents and quantification of the associated amount.

Federal Taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of January 1, 2024, the VAT incentives deemed as “government grants for investment” began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted law. During 2024, some of the companies obtained favorable judicial decisions that relief them from taxing IRPJ/CSLL and PIS/COFINS over the amounts calculated under government grants for investment related to VAT incentives deemed as ICMS presumed credits. In March and August 2024, respectively, Ambev and Arosuco were granted favorable decisions that relief them from the collection of PIS/COFINS for the calculation periods starting after each decision was issued. In August and October 2024, respectively, Arosuco and CRBS were granted favorable decisions that relief them the collection of IRPJ/CSLL for the calculation periods starting after each decision was issued. Currently all legal proceedings on the matter are still ongoing, including the ones related to CRBS, regarding PIS/COFINS taxation, and Ambev, regarding IRPJ/CSLL taxation.

Subsequent Events

Disallowance of Tax Paid Abroad

In January 2025, the Company received new tax assessments related to the 2019 calendar year, involving the disallowance of income tax paid abroad by its subsidiaries. As the Company considers such assessments to be unlawful, it has filed administrative defenses, which are pending judgment. This assessment is similar to the disallowances already contested by the Company, as disclosed in note 27 to our audited consolidated financial statements.

The assessed amount, estimated by the Company and supported by the opinion of its internal and external legal counsel, with a possible loss probability, is approximately R$2 billion. Due to its classification as a possible loss, the Company will not recognize a provision for this matter. This uncertain tax treatment, according to IFRIC 23, regarding income tax credits paid abroad, continued to be applied by the Company and impacted calendar years (2018, 2020 to 2024). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

Labor Matters

We are involved in more than 20,304 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2024, we made provisions totaling R$195.1 million in connection the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are pending court ruling and have probable chance of loss. As of December 31, 2024, we were party to labor claims with a total estimated possible risk of loss of R$119.8 million.

In connection with the labor matters, we are also involved in claims regarding the social security charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$329.6 million as of December 31, 2024. We have recorded provisions of approximately R$100.9 million for proceedings where we consider the chance of loss to be probable. The total amount of the social security contingency is considered in our total amount of tax contingencies.

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

In addition, the Brazilian Ministry of Labor and Social Security (the “Ministry of Labor”) issued infraction notices against Sider, the third-party competitor and us related to the same matter in 2021. These infraction notices were confirmed by the administrative authority in 2024, and, as a result, we no longer have any means to appeal or dispute these infractions at an administrative level. Notwithstanding, we continue to dispute any involvement with the alleged facts underlying these labor claims, and, to this end, we are seeking judicial relief to declare the administrative acts void and, also, injunctive relief to suspend Ambev’s inclusion in the Brazilian register of employers (Cadastro de Empregadores) that lists employers that have subjected workers to poor working conditions under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016 (“Register of Employers”). The injunction requested by us was granted by the court in February 2024 and, as a result, the collection of fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) as well as the inclusion of Ambev in the Register of Employers are currently suspended as of the date of this annual report on Form 20−F. .. Our inclusion in the Register of Employers may result in several adverse consequences, including, among others (i) reputational harm, (ii) restrictions on our ability to obtain financing through state-owned banks’ credit lines and (iii) potential adverse risk assessments by private banks and other parties, which could, among other effects, negatively affect our ability to access financing in the future. As of December 31, 2024, we did not record any provisions in connection with these infraction notices.

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

Civil Claims

As of December 31, 2024, we were involved in more than 3,800 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$372.0 million for proceedings where we consider the chance of loss to be probable reflecting applicable adjustments, such as accrued interest, as of December 31, 2024, in connection with civil claims. As of December 31, 2024, we were party to civil claims with a total estimated possible risk of loss of R$614 million.

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

Cerbuco Brewing Arbitration

Cerbuco Brewing Inc., (“Cerbuco”) a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations relating to the joint venture. On October 24, 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration for quantification of damages is ongoing. The Company continues to monitor this proceeding and its enforceability, which may trigger other actions, including reevaluating IFRS 10 - Consolidated Financial Statements application.

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

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of dividends approved, which relates to the 2024 fiscal year, was paid by Ambev on January 7, 2025.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

Second half of 2022	December 29, 2022	0.6480	0.124

Second half of 2023	December 28, 2023	0.6207	0.128

Second half of 2024	December 30, 2024	0.2448	0.039

Second half of 2024	January 7, 2025	0.4228	0.070

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

In addition to the cash dividends included in the table above, on February 25, 2025 our Board of Directors approved the distribution of cash dividends in the amount of R$0.1276 per share, which payment shall be made on April 4, 2025.

For more information on rules and procedures for shareholder distributions under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

B.        Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, there have been no significant changes in our business, financial conditions or results on December 31, 2024.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of February 28, 2025, Ambev had 15,656,559,225 shares outstanding. As of February 28, 2025, there were 1,447,906,191 Ambev ADSs outstanding (representing 1,447,906,191 Ambev shares, which corresponds to 9.2% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of February 28, 2025, there were 264 registered holders of Ambev ADSs.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated and supervised by the CMN, the Brazilian Central Bank and the CVM. The CVM has regulatory authority over Brazil’s stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM, which has, among other powers, licensing authority over brokerage firms and regulates foreign investments in organized markets and trading of securities. The Brazilian securities market is governed primarily by Law No. 6,385, dated December 7, 1976, as amended, (“Brazilian Securities Law”), and by the Brazilian Corporation Law, as amended and supplemented, as well as by rules and regulations issued by the CVM and the CMN. These laws and regulations, among others, provide for disclosure requirements, criminal penalties for insider trading and price manipulation, and protection of minority shareholders, licensing procedures, supervision of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

Under the Brazilian Corporation Law, a company is either publicly held (companhia aberta), such as Ambev, whose shares are publicly traded on the B3 (the current main local exchange), or privately held (companhia fechada). A company is publicly held when it is authorized to have securities traded on the stock exchange or on over-the-counter markets. All publicly held companies must be registered with the CVM and are subject to reporting and regulatory requirements relating to the periodic disclosure of information and material facts. Additionally, the CVM within its regulatory authority may request information or clarification from us regarding our business activities and/or transactions to which we are a party. A company registered with the CVM may trade its securities either in the Brazilian stock exchanges, including B3, or in the Brazilian over-the-counter market. Shares of companies like Ambev traded on the B3 may not simultaneously be traded on the Brazilian over-the-counter market, except in the case of block trading. To be listed on the B3, a company must be registered as a publicly held Company with the CVM and apply for registration with the B3.

The shares of a listed company, including Ambev, may also be privately traded – i.e. outside the stock exchange or on over-the-counter markets) subject to several limitations. The trading of securities on the Brazilian stock exchanges may be suspended under certain circumstances, including at the request of a company in anticipation of a disclosure of material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries made by the CVM or B3.

Trading on the Brazilian Stock Exchanges

B3 is a stock exchange and leading operator of registration, clearing, custodial and settlement services for equities, financial securities, indices, rates, commodities, and currencies in Brazil. B3 is currently the only Brazilian stock exchange on which private equity and private debt may be traded.

Trading on the exchange is conducted by authorized members. B3 trading sessions take place every business day, from 10:00 a.m. to 5:55 p.m., BRT. Equity trading is executed fully electronically through an order-driven trading system called “PUMA (Plataforma Unificada Multiativos).” The B3 also allows trading from 6:25 p.m. to 6:45 p.m. on an online system known as the “after-market,” which is connected to traditional broker dealers and brokerage firms operating on the Internet. Trading on the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through online brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is performed two business days after the trade date, without any adjustment to the purchase price. Delivery of and payment for shares are made through the facilities of an independent clearing house, B3 Central Depository, which is the clearing house for the transactions carried out on the B3 and handles the multilateral counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3 Central Depository, financial settlement is carried out through the funds transfer system of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 Central Depository custody system. All deliveries against final payment are irrevocable. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through PUMA.

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

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of January 31, 2025, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$3,747.3 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of January 31, 2025, the ten companies with greatest representation on the IBOVESPA index of the B3 accounted for 52.6% of the total weight of all companies included in that stock index.

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

On April 25, 2022, our Board of Directors approved the issuance of 5,550,560 new common shares with no par value as a result of the exercise of options granted under the Stock Options Programs approved by our Board of Directors on March 25, 2019, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$15.20 and our capital stock following the increase sums R$58,130,517,165.22, represented by 15,750,216,851 common shares with no par value.

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

On April 25, 2024, our Board of Directors approved the issuance of 3,824,052 new common shares with no par value as a result of the exercise of options granted under the Stock Options Programs approved by our Board of Directors on February 6 and 7, 2024, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$12.58 and our capital stock following the increase sums R$58,226,035,176.01, represented by 15,757,657,336 common shares with no par value.

As of February 28, 2025, our capital stock was equal to R$58,226,035,176.01 divided into 15,757,657,336 issued common shares, without par value, of which 101,098,111 were treasury shares, with no further changes since December 2024. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, shareholders, during shareholders’ meetings regularly called and convened, are generally empowered to pass resolutions relating to our corporate purpose as they may deem necessary. Shareholders’ meetings may be ordinary (i.e., annual shareholders’ meeting), or extraordinary. Shareholders at the annual shareholders’ meeting (assembleia geral ordinária), which is required to be held within four months of the end of our fiscal year, have the exclusive power, among other matters, to approve our financial statements and to determine the allocation of our net profits, if any, and the distribution of dividends with respect to the fiscal year ended immediately prior to the relevant annual meeting. Extraordinary shareholders’ meetings are convened to approve other matters as provided by law and/or our bylaws. An extraordinary shareholders’ meeting may be held concurrently with an ordinary meeting.

A shareholders’ meeting is convened by publishing a meeting call notice no later than 21 days prior to the scheduled meeting date, on first call, and no later than eight days prior to the date of the meeting, on second call, and no fewer than three times, in a newspaper with broad circulation in São Paulo, where we have our registered office. At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters. In certain circumstances, at the request of any shareholder (and as per additional regulations from CVM) and after hearing us, the CVM may (i) order, upon a reasoned decision, that the meeting be postponed for up to 30 days, in case there is insufficient information for a vote to be held, which term will be counted as of the date on which complete information is delivered to shareholders; and (ii) stay call notices for up to 15 days in order to review the agenda and proposals subject to a shareholder vote at the meeting and, as the case may be, inform the company the reasons why CVM understands that items of the agenda breach laws or regulations. CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”), also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

A shareholders’ meeting may be held on first call, if shareholders representing at least one quarter of the voting shares are present, except in some cases provided by law, such as in meetings seeking to amend the Company’s bylaws, which requires the presence, on first call of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, an eight-day prior notice must be given in the same manner as described above, and then the meeting may then be convened, on second call, without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being considered. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of the votes granted by all issued and outstanding voting shares is required for the types of actions described below (among others):

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

Shareholders’ meetings may be called by our Board of Directors. Under the Brazilian Corporation Law, meetings may also be convened by our shareholders as follows: (1) by any shareholder, if the directors take more than 60 days to convene a shareholders’ meeting after the date they were required to do so under applicable laws and our bylaws, (2) by shareholders holding at least a minimum percentage of our total capital stock (currently, such percentage is 1%, pursuant to CVM Resolution No. 70 of March 22, 2022 – “CVM Resolution 70”), if our Board of Directors fails to call a meeting within eight days after receipt of a justified request to call a meeting by those shareholders indicating the proposed agenda, (3) by shareholders holding at least 5% of our voting capital stock, if the directors fail to call a general meeting within eight days after receipt of a request to call a shareholders’ meeting for purpose of assembling a Fiscal Council, and (4) by our Fiscal Council, if the Board of Directors fails to call an annual shareholders’ meeting within 30 days after the mandatory date for such call. The Fiscal Council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present identification documents and/or pertinent documentation that evidences their legal representation of such shareholder. CVM Resolution 81 prohibits the Company to condition the exercise of rights by the shareholders in the shareholders’ meeting to the presentation of documents to prove circumstances related to the ownership of shares that can be objectively verified based on ownership records already held by the Company.

A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than one year before the meeting, who must be another shareholder, a company officer or director, a lawyer or a financial institution. Notwithstanding the above, the CVM decided on November 4, 2014 that shareholders that are legal entities may be represented at general meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code.

The participation and remote voting in general shareholders’ meetings of publicly-held companies are regulated by CVM Resolution 81, which, among other rules, provides the following:

•	the use of remote voting bulletins through which shareholders may exercise their right to vote prior to the date the general meeting is held. The use of such remote voting bulletins is mandatory for all shareholders' meetings, whether general or special, ordinary or extraordinary, except for the cases expressly waived and may be forwarded by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit); (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); (c) to the central depositories; or (d) directly to the company;
•	the possibility of inclusion of candidates and proposals of deliberation of minority shareholders in that remote voting bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in general meetings;
•	the procedures applicable to shareholders’ meetings, including, but not limited to, (1) the deadlines for inclusion of candidates in the bulletin by request of minority shareholders and for the company to resend the bulletin in case of inclusion of candidates by minority shareholders and (2) the disclosure of the detailed final voting map of the shareholders’ meetings, including the partial disclosure of each shareholders taxpayer’s registry number and their respective votes on each matter, as well as summary maps of the centralized deposit and book-entry agent of the shares issued by the company; and
•	the possibility of publicly held companies to hold virtual or hybrid (i.e., physical and virtual) shareholders’ meetings, or in ancillary physical locations, including certain procedures that must be adopted by such companies when holding these types of meetings. The notice to a shareholders’ meeting must indicate the format of the meeting and the actions that shareholders must take to participate remotely.

Board of Directors

In accordance with the Brazilian Corporation Law, as a general rule, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the relevant meeting. Exceptions to this general rule are provided in the Shareholders’ Agreement.

Under our bylaws, (i) the majority of the members of our Board of Directors must be external directors (i.e. with no current employment or managerial relationship with the company) and (ii) at least two members or twenty percent (20%) of the total number of members of our Board of Directors, whichever is greater, shall be independent directors. According to our bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last three years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) have business relationships including directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder, an associated company or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse, partner or straight-line or collateral relative to the second degree of any member of management of Ambev, its controlled companies, controlling company, of management of ABI or entity under common control, (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder, an associated company or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction), (7) have voting exercise in the meetings of the Board of Directors bound by shareholder’s agreement whose purpose are matters related to Ambev or (8) founded the Company and has significant influence over it. Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the abovementioned criteria. Furthermore, Brazilian law and CVM regulations requires that at least 20% of the members of the Board of Directors shall be independent directors, who are qualified as such depending on certain criterion relating to the relationship between a director, and (i) Ambev, its controlling shareholder and their management; and (ii) companies controlled, affiliated or under common control.

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

Common shareholders holding at least 10% of our capital may elect one member and respective alternate to the Board of Directors in a separate voting decision, without the participation of the controlling shareholder. To exercise these minority rights, shareholders must prove the continuous ownership of Ambev common shares in the percentage above for at least three months prior to the shareholders’ meeting convened to elect board members. If that prerogative is exercised together with the adoption of cumulative voting procedures, as described below, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in our bylaws.

Shareholders holding shares representing at least 10% of our capital, or a smaller applicable percentage according to a sliding scale determined by the CVM and based on a company’s capital stock (currently, 5% of the Ambev common shares, pursuant to CVM Resolution 70), have the right to request that cumulative voting procedures be adopted. Under such procedures, each of our common shares shall entitle as many votes as the number of director positions to be filled, and each shareholder may cast all of his or her votes for a single candidate or distribute them among various candidates.

Pursuant to CVM Resolution 81, publicly-held companies shall adopt the following measures regarding voting process: (1) inform the market of the adoption of cumulative voting process in applicable meetings immediately upon the receipt of the first valid requirement; (2) disclose the voting final summary statements, the voting final detailed statements, as well as any voting statement presented by shareholders at the relevant meeting; and (3) register in the minutes of the annual shareholders’ meeting the number of approving, rejecting or abstaining votes for each item of the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such shareholders’ meeting.

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

Dividends

The below summarizes the main provisions of the Brazilian Corporation Law regarding the establishment of reserves by corporations and rules with respect to the distribution of dividends, including provisions regarding interest on shareholders’ equity.

Calculation of Distributable Amounts

At each annual shareholders’ meeting, our Board of Directors is required to propose how Ambev’s net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporation Law, a company’s net profits after income taxes and social contribution on profits for the immediately preceding fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “adjusted net income” for such preceding fiscal year. In accordance with the Brazilian Corporation Law, an amount equal to such adjusted net profits, which is also referred to in this section as the distributable amount, will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

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

Mandatory Dividend

We are required by our bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31 a mandatory dividend equivalent to no less than 40% of the distributable amount. In addition to the mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount, less any mandatory profit allocation (e.g., Legal Reserve), plus the balance available in certain profit reserves, including our statutory “Investment Reserve,” to which we allocate distributable amounts from previous fiscal years not paid as dividends (see “—Reserves”) and retained profits. Furthermore, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on shareholders’ equity based on the accrued profits or existing profits (retained profits or certain profits reserves) presented in the latest annual or six-month balance sheet. Interim dividends and interest on shareholders’ equity are always deemed as an advancement towards the mandatory dividend.

In addition, the mandatory dividend, whether the full amount or only a portion thereof, may not be distributed in any given year should the Board of Directors consider that such payment is incompatible with the Ambev’s financial situation, subject to shareholder approval. While the law does not establish the circumstances in which distribution of the mandatory dividend is incompatible with a company’s financial situation, it is generally agreed that a company is allowed to refrain from paying the mandatory dividend if such payment threatens its existence as a going concern or harms its normal course of operations. The Fiscal Council must opine on the nonpayment of the mandatory dividends, and management must submit to the CVM a report explaining the reasons considered by the Board of Directors to withhold the payment of the mandatory dividend no later than five business days after the shareholders’ meeting that decides on this topic.

Any postponed payment of mandatory dividends must be allocated to a special reserve. Any remaining balance in such reserve not absorbed by losses in subsequent fiscal years must be paid to shareholders as soon as the Company’s financial situation allows.

Payment of Dividends

Under the Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive such dividends, which are generally required to be paid within 60 days following the date of such declaration, unless otherwise resolved by the shareholders’ meetings, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. Our bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made both in the form of dividends and interest on shareholders’ equity (amount net of taxes), which, from an economic perspective, is equivalent to a dividend but represents a tax efficient alternative to distribute earnings to shareholders because it is deductible for income tax purposes up to a certain limit established by Brazilian tax laws (see “—Interest on Shareholders’ Equity”). Shareholders have a three-year period from the dividend payment date to claim the payment of dividends, after which we are no longer liable for such payment.

Shareholders that do not reside in Brazil must register their investment with the Brazilian Central Bank in order for gains, dividends, profits or other payments under Ambev’s shares to be eligible for remittance in foreign currency outside of Brazil. Our common shares underlying the Ambev ADSs will be deposited with the Brazilian custodian, Banco Bradesco S.A., which acts on behalf of and as agent for the Depositary and is registered with the central depository system registered with the Brazilian Central Bank as the fiduciary owner of those common shares underlying our ADSs. Payments of cash dividends and distributions on our common shares will be made in reais to the custodian on behalf of the Depositary. The custodian will then convert those proceeds into U.S. dollars and will deliver them to the Depositary for distribution to ADS holders. If the custodian is unable to immediately convert dividends in reais into U.S. dollars, ADS holders may be adversely affected by devaluations of the real or other exchange rate fluctuations before those dividends can be converted into U.S. dollars and remitted abroad. Fluctuations in the exchange rate between the real and the U.S. dollar may also affect the U.S. dollar equivalent of the trading price of our common shares in reais on the B3.

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

Interest on shareholders’ equity is treated similarly to dividends for purposes of distribution of profits. The only significant difference is that a 15% withholding income tax is due by nonexempt shareholders, resident or not of Brazil, upon receipt of such interest payment, which tax must be withheld by us on behalf of our shareholders when the distribution is implemented. If the shareholder is not a Brazilian resident and is resident or domiciled in a tax-haven jurisdiction, withholding income tax is due at a 25% rate. The amount shareholders receive as interest on shareholders’ equity, net of taxes, is deducted from the mandatory dividend owed to shareholders.

For further information on the taxation of interest on shareholders’ equity, including the concept of tax haven jurisdiction for such purposes, see “—E. Taxation—Brazilian Tax Considerations—Income Tax—Distributions of Interest on Shareholders’ Equity.”

Reserves

General

The Brazilian Corporation Law provides that all discretionary allocations of adjusted net profits, including the Unrealized Income Reserve and the Investment Reserve, are subject to shareholder approval and may be added to capital (except for the amounts allocated to the Unrealized Income Reserve) or distributed as dividends in subsequent years. In the case of Tax Incentive Reserve and the Legal Reserve, they are also subject to shareholder approval; however, the use of their respective balances is limited to having those balances added to capital or used to absorb losses. They cannot be used as a source for income distribution to shareholders.

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

Contingency Reserve

Under the Brazilian Corporation Law and subject to shareholder approval, a portion of a corporation’s adjusted net profits may also be discretionally allocated to a “Contingency Reserve” for an anticipated loss that is deemed probable in future years and which amount can be estimated. Any amount so allocated in a prior year must be either reversed in the fiscal year in which the loss was anticipated if that loss does not in fact occur or charged off if the anticipated loss occurs.

Investment Reserve

Under Brazilian Corporation Law, we are permitted to provide for the allocation of part of our net income to discretionary reserve accounts that may be established in accordance with our bylaws. The allocation of our net income to discretionary reserve accounts may not be made if it serves to prevent the distribution of the mandatory distributable amount. According to our bylaws, a portion of up to 60% of our adjusted net income may be allocated to an “Investment Reserve” for the expansion of our activities, including to be capitalized by us or for our investment in new business ventures.

Pursuant to our bylaws, the Investment Reserve balance is not allowed to be greater than 80% of our share capital. In case such limit is reached, shareholders may resolve to use the exceeding amount for conversion into share capital or to be distributed as dividends.

Unrealized Income Reserve

Pursuant to the Brazilian Corporation Law, the amount by which the mandatory dividend exceeds the “realized” portion of net income for any particular year may be allocated to the Unrealized Income Reserve, subject to shareholder approval. The realized portion of net income is the amount by which the adjusted net income exceeds the sum of:

•     our net positive results, if any, from the equity method of accounting for earnings and losses of our subsidiaries and certain affiliates; and

•     the net profits, net gains or net return obtained on transactions or on accounting of assets and liabilities based on their market value, to be completed after the end of the following fiscal year.

Tax Incentive Reserve

Under the Brazilian Corporation Law, a portion of the adjusted net income may also be allocated to a general “Tax Incentive Reserve” in amounts corresponding to reductions in a company’s income generated by tax grants for particular government-approved investments. This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects and used to be a requirement for the portion of VAT Incentives to not be taxed form IRPJ/CSLL purposes. In this sense, the VAT incentives deemed ad ICMS presumed credits used to be considered as grants for investments, for the purposes of Tax Incentives Reserve’s composition, until Article 30 of Law 12,973/14 was revoked by Law 14,789/23. Other tax incentives continue to be considered as grants for investment for the purposes of accounting for the Tax Incentive Reserve.

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

Fiscal Benefit of Goodwill Premium Amortization (CVM Resolution 78)

Pursuant to CVM Resolution 78, when a reporting company merges with its parent company, while remaining a reporting company, the goodwill previously paid by the parent company on its acquisition is deductible for purposes of income tax and social contribution on profits. This future tax benefit is recorded as a capital reserve by the reporting company. As this benefit is realized, the company increases its share capital proportionally to the benefit and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

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

Inspection of Corporate Records

Pursuant to CVM Resolution 70, shareholders that own 1% or more of our outstanding share capital have the right to inspect our corporate records, including shareholders’ lists, corporate minutes, financial records and other documents, if (1) Ambev or any of its officers or directors have committed any act contrary to Brazilian law or our bylaws or (2) there are grounds to suspect that there are material irregularities in the Company. However, in either case, shareholders desiring to inspect our corporate records must obtain a court order authorizing the inspection.

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

Transfers of shares by a foreign investor are made in the same way and executed by that investor’s local agent on the investor’s behalf, except that, if the original investment was registered with the Brazilian Central Bank pursuant to foreign investment regulations, the foreign investor should also seek, through its local agent, an amendment of the corresponding electronic registration to reflect the new ownership, if necessary.

The B3 operates a central clearing system and a stock exchange. A holder of our common shares may choose, at its discretion, to participate in this system, and all shares elected to be transferred to B3’s market must be deposited in custody with the stock exchange through a Brazilian institution that is duly authorized to operate by the Brazilian Central Bank and maintains a clearing account with the B3. Our common shares that are subject to custody with the stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders maintained by the stock exchange and will be treated in the same way as registered shareholders.

Disclosure of the Ownership and Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council

Pursuant to CVM rules, our directors and officers and members of our fiscal council or of any technical or advisory committee are required to disclose to us, to the CVM and to the B3 the number, type and manner of acquisition of any securities issued by us, or by our publicly held subsidiaries and held by them or any persons related to them (such as a spouse, companion or dependent). We must provide the information regarding the trade of any such securities to CVM within 10 days following the end of the month in which they were traded.

Such information must include:

•	name and qualification of the person providing the information;
•	amount, price, type, class and other characteristics of the shares or other securities transferred; and
•	form of transfer (private transaction, stock exchange transaction or otherwise).

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership to the CVM and to the Brazilian stock exchange. In addition, according to CVM Resolution No. 44, dated August 23, 2021, as amended (“CVM Resolution 44”), if any such shareholder or any shareholder electing members of the board of directors increases or decreases its participation in our capital stock directly or indirectly exceeding thresholds of 5% multiples (i.e. 5%, 10%, 15% etc.), this person or entity must disclose its shareholder ownership to CVM in the terms mentioned above, including the reasons for and purpose of the transaction and information on any agreement regarding the exercise of voting rights or the purchase and sale of the securities.

According to CVM Resolution 44, individual investment or disinvestment plans for direct or indirect controlling shareholders, members of any statutory governing bodies of a corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are allowed, subject to certain requirements.

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

•	upon a sale of our control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake;
•	our delisting is subject to an administrative proceeding before the CVM, having as a condition the launching of a tender offer by the controlling shareholder or us for the acquisition of all our outstanding shares (defined as those owned by shareholders other than the controlling shareholder, officers and directors) at their fair value, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer);
•	in addition, according to the current rule, CVM Resolution No. 85 dated March 31, 2022 (“CVM Resolution 85”), if a controlling shareholder or group of controlling shareholders acquires additional shares in excess of one-third of the free float of shares in any class (as calculated according to a formula created by CVM), a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class. According to CVM Resolution No. 215 of October 29, 2024 (“CVM Resolution 215”), which will come into effect in July 2025 and will revoke CVM Resolution 85, if an acquisition by controlling shareholder or a person related to the controlling shareholders of outstanding shares leads to a reduction of the total free float of the same class and type to a level below 15%, a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class;
•	upon the occurrence of a tender offer in which the controlling shareholder is the offeror (e.g., aimed at delisting a company), the purchase price shall be at least equal to the fair value of the shares considering the total number of outstanding shares;
•	members of our Board of Directors elected by noncontrolling shareholders (in a separate voting mechanism) have the right to veto the choice of the independent auditor by the Board;
•	our controlling shareholder, the shareholders that elect members to our Board of Directors or Fiscal Council, the members of our Board of Directors and Fiscal Council, and our executive officers are required to disclose any purchase or sale of our shares to the CVM and to the B3; and
•	the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with the Shareholders’ Agreement.

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

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses—Licensing Agreements with ABI.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Value-Added Tax Credit Programs offered by various Brazilian states which may be in the form of rate reduction, calculation basis reduction, financing or subsidized loans, presumed credits, effective collection, payment deferral or partial reductions of state tax payable. In return, beneficiaries are required to meet certain operational requirements including, depending on the state, production volume and employment targets, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, benefits may be withdrawn.

Also, several states in Brazil have challenged the basis on which other states have granted incentives, alleging that such incentives may be unconstitutional. Thus, on August 8, 2017, Supplementary Law No. 160 was published authorizing the states and the Federal District to revalidate the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an Interstate Agreement. Under the provisions of Supplementary Law No. 160, CONFAZ Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. That is, in view of the Supplementary Law No. 160/2017 and CONFAZ Interstate Agreement No. 190/2017, the compliance by the states with the remission, amnesty and/or reinstitution requirements shall be assessed, especially regarding the registration and deposit of tax benefits and their deadline of enjoyment established by the Supplementary Law. So far, most of the tax benefits programs granted to Ambev have been republished and reinstalled by the granting state. Moreover, in August 2020, the Brazilian Supreme Court issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of ICMS tax war shall be considered unconstitutional, except for the credits derived from tax benefits that have been complied with the validation process provided for in Supplementary Law No. 160 and CONFAZ Interstate Agreement No. 190. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits”, “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information – A. Consolidated Financial Statements and Other Financial Information.”

The approved Brazilian tax reform provides the currently applicable ICMS benefits will be maintained up to 2032, as long as they have been approved through a CONFAZ Agreement and have been validated according to the provisions of Supplementary Law 160/2017. Therefore, current ICMS benefits will no longer apply from 2033 onwards. Also, a reimbursement mechanism is provided for tax reform regulations (Constitutional Amendment 132, of 2023 and Supplementary Law 214, of 2025) in order to compensate taxpayers for the reduction of ICMS incentives between 2029 and 2032 due to the impact of the gradual reduction of the ICMS for creation of the IBS, as long as certain conditions are met. Further regulations about this reimbursement are expected. The tax benefits applicable to transactions encompassing the Manaus Free Trade Zone, however, will be maintained.

D.        Exchange Controls and other Limitations Affecting Security Holders

There are no restrictions on the ownership of the ADSs or Ambev’s preferred shares or common shares by individuals or legal entities based on location and/or nationality of the respective investor. However, the right to convert dividends and interest on shareholders’ equity payments arising from Ambev’s shares, as well as proceeds from the sale of Ambev’s shares into U.S. dollars and to remit those amounts outside Brazil is subject to exchange control constrains and foreign investment legislation and regulations. Such operations generally require that the relevant investments to be registered with the Brazilian Central Bank and foreign investors are registered with the CVM and/or the Brazilian Central Bank, as applicable.

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

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, (i) as a foreign direct investment under BCB Resolution 278 (Foreign Direct Investment); or (ii) as a portfolio investment under Joint Resolution No. 13, and CVM Resolution 13, (Foreign Portfolio Investment). Foreign investors, regardless of whether their investments regime, must be enrolled with the Brazilian Federal Revenue.

Investors adhering to the Foreign Direct Investment regime may directly hold and sell securities in both private and open market transactions, but these investors are likely to be subject to a different tax treatment on capital gains than investors under the Foreign Portfolio Investment regime that are not resident or domiciled in a Low or Nil Tax Jurisdiction (as defined in Taxation), apart from being subject to taxation on the execution of foreign exchange transactions.

On the other hand, Foreign Portfolio Investment is the usual manner for foreign investor to invest in the Brazilian capital markets. Under the Foreign Portfolio Investment regime, investors may invest in all securities and financial assets and engage in all transactions available to investors resident in Brazil. With certain exceptions, Joint Resolution 13 allows investors to carry out various type of transactions in the Brazilian capital markets involving a security traded in a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of the investments made under such regulation to other non-Brazilian holders through private transactions.

Investments and remittances outside Brazil for gains, dividends, profits or other payments under Ambev’s securities are made in Brazilian Reais, which may be converted into a foreign currency upon the closing of a foreign exchange transaction executed with a local institution authorized to operate in the Brazilian foreign exchange market by the Brazilian Central Bank.

In addition, any foreign investor must also be registered with the Receita Federal do Brasil (Brazilian Federal Revenue Service), or the RFB, pursuant to Normative Ruling No. 2,172 of January 9, 2024, and Normative Ruling No. 2,119 of December 6, 2022.

In order to be accredited to invest under the Foreign Portfolio Investment regime, the foreign investor must:

•	appoint at least one legal representative in Brazil, which can cumulatively provide the activities related to custody, intermediation and movement of funds related to the securities/financial assets invested;
•	engage a local custodian duly accredited with the CVM (which can be the legal representative appointed above, if licensed to provide such services) and hold a brokerage account with such custodian;
•	engage a local broker duly accredited with the Brazilian Central Bank and CVM (which can be the legal representative appointed above, if licensed to provide such services);

•	appoint a tax representative in Brazil;
•	be registered with the Brazilian Federal Revenue, to obtain the enrollment of taxpayer registration;
•	be registered as a foreign investor with the CVM; and

The foreign investment in Ambev’s shares underlying the ADSs was registered by the Custodian on behalf of The Bank of New York Mellon, the depositary for the ADS programs of Ambev, or “Depositary”, enabling the Custodian to convert dividends and other amounts distributed by Ambev into foreign currency and remit such proceeds outside Brazil to the Depositary.

If a holder of ADSs decides to exchange such ADSs for the underlying Ambev’s shares, the holder will be entitled to (i) order the selling of the underlying shares in the stock exchange and the remittance of the proceeds in U.S. dollars abroad, through execution of a foreign exchange transaction; (ii) convert its investment into a Foreign Portfolio Investment under Joint Resolution 13, or (iii) convert its investment into a Direct Portfolio Investment t under BCB Resolution 278. If a holder of ADSs wishes to convert its investment into either a Foreign Portfolio Investment or a Foreign Direct Investment in relation to the underlying shares, it should begin the process of obtaining the applicable registrations with the Brazilian Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for Ambev’s shares. Investors also need to open a custody account with a custodian and a securities account with a securities broker, both licensed to operate in Brazil, if they wish to trade Ambev’s shares in the stock market in Brazil.

Under the current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “—D. Risk Factors—Risks Relating to Our Common Shares and ADSs.”

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

Brazilian Tax Considerations

The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our common shares or ADSs by a holder that is not deemed to be domiciled in Brazil for purposes of Brazilian taxation and, in the case of a holder of common shares, which has registered its investment in such securities with the Brazilian Central Bank as a U.S. dollar investment (in each case, a “Non-Brazilian Holder”).

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

Law No. 14,596/23 started producing effects as of January 2024, except for taxpayers who have chosen to anticipate its effects to January 2023, as regulated by Normative Ruling No. 2,161, dated September 28, 2023. Normative Ruling No. 2,161/23 also regulated the general aspects of Law No. 14,596/23, as well as gave more details on the provision of law value-added intragroup services. Regulation on other specific sections of Law No. 14,596/23 (i.e., financial transactions, intangibles, royalties etc.) will possibly be issued by RFB soon and we expect royalty rates applicable to our current license agreements to increase.

The summary below does not address tax issues that affect only the company, such as the deductibility of expenses.

Income Tax

Taxation of Dividends

Dividends paid by us, a Brazilian corporation, including our Company, to The Bank of New York Mellon in respect of the common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to our common shares, are currently not be subject to Brazilian withholding income tax (“WHT”) provided that they are paid out of profits generated as of January 1, 1996. Dividends paid from profits generated before January 1, 1996, may be subject to WHT at variable rates according to the tax legislation applicable to each corresponding year.

In this context, it should be noted that Law No. 11,638 dated December 28, 2007, effective as of 2008, significantly altered the Brazilian Corporate Law in order to align Brazilian GAAP with IFRS, as issued by the IASB. Nonetheless, Law No. 11,941 dated May 27, 2009, introduced the Transitory Tax Regime (Regime Tributário de Transição) (“RTT”), in order to render neutral, from a tax perspective, all the changes provided by Law 11,638/07. Under the RTT, for tax purposes, legal entities should observe the accounting methods and criteria that were effective on December 31, 2007 (“2007 Profits”).

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

The deposit of common shares in exchange for ADSs may be subject to Brazilian tax on capital gains at rates ranging from 15% to 22.5%, or 25% in the case of investors domiciled in a Low or Nil Tax Jurisdiction, as defined below, if the acquisition cost of the common shares is lower than (a) the average price per common share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit or (b) if no common shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of common shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the acquisition cost and the average price of the common shares calculated as described above, may be considered to be a capital gain subject to taxation. In some circumstances, there may be arguments to sustain that such taxation is not applicable to investors under the Foreign Portfolio Investment regime that are not resident in a Low or Nil Tax Jurisdiction.

There may be arguments to sustain that the withdrawal of ADSs in exchange for common shares does not generate a capital gain subject to Brazilian income tax, provided that on the receipt of the underlying common shares, the non-Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Brazilian Central Bank.

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the terms of Joint Resolution 13, which replaced CMN Resolution 4,373 (Foreign Portfolio Investment), and (2) is not resident or domiciled in a Low or Nil Taxation Jurisdiction, as defined below (it is controversial whether the exemption also applies to transactions carried out on the organized over-the-counter market);
•	in all other cases, subject to income tax at a rate of up to 25%, depending on the type of investor and its location.

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

There can be no assurance that the current preferential treatment for non-Brazilian holder of ADSs of preferred shares, as well as the Foreign Portfolio Investment regime, will continue in the future.

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

Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes

According to Law No 9,430/96, as amended, a Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17%, as amended by Law No. 14,596/23 (until then, the applicable rate was 20%), or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment or the ultimate beneficiary of earnings attributed to non-residents.

On June 24, 2008, and with effect as of January 1, 2009, Law No. 11,727/2008 created the concept of Privileged Tax Regime, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law No. 11,727/08, a jurisdiction will be considered a Privileged Tax Regime if it: (1) does not tax income or taxes it at a maximum rate lower than 17%, as amended by Law No. 14,596/23; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) does not tax or tax proceeds generated abroad at a maximum rate lower than 17%, as amended by Law No. 14,596/23; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, on June 4, 2010, the Brazilian Tax Authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered Low or Nil Tax Jurisdictions and (ii) the Privileged Tax Regimes. Normative Ruling 1,037 has not been amended thus far to reflect the threshold changes previously mentioned.

However, under the current legal framework it is still debatable whether the Privileged Tax Regime should apply solely to transactions subject to Brazilian transfer pricing and/or thin capitalization/cross border interest deductibility rules. Accordingly, there is no assurance that Brazilian tax authorities will not attempt to apply such regime to other types of transactions. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727, Normative Ruling No. 1,037 and of any related Brazilian tax laws or regulations concerning Nil or Low Tax Jurisdictions and Privileged Tax Regimes.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249, dated December 26, 1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity (as an alternative to carrying out dividend distributions). Such interest is calculated by multiplying the Brazilian Long Term Interest Rate (“TJLP”), as determined by the Brazilian Central Bank from time to time, by the sum of the determined Brazilian company’s net equity accounts.

Distributions of interest on shareholders’ equity in respect of the Ambev common shares paid to shareholders who are either Brazilian residents or Non-Brazilian Residents, including holders of ADSs, are subject to Brazilian WHT at the rate of 15% or 25% if the Non-Brazilian Resident is domiciled in a Low or Nil Taxation Jurisdictions, as defined above, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder. As mentioned in “—Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes,” the Brazilian Government reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a Low or Nil Taxation Jurisdiction, as long as the country complies with international tax transparency standards.

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

On December 29, 2023, Law No. 14,789/23 was sanctioned, to be effective as from January 1, 2024, onwards. The law provided relevant changes in the federal taxation, including changes on the deductibility of Interest on Shareholders’ Equity payout, limiting the Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC (for example, the Tax Incentives Reserve was excluded from the list of eligible Net Equity accounts).

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian Decree No. 6,306/2007 imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency (e.g., for purposes of remitting funds outside Brazil or making investments into Brazil), and on the conversion of foreign currency into reais. As from October 7, 2014, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions was increased from zero to 0.38%, although other rates may apply in particular operations, such as:

•	inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by foreign investors (including a Non-Brazilian Holder, as applicable) which register their investment under the applicable rules for investing in Brazil, zero;
•	outflow related to the return of the investment mentioned under the first bulleted item above, zero; and
•	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above, zero.

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

U.S. Federal Income Tax Considerations

The following discussion is a summary of the U.S. federal income tax considerations generally applicable to the ownership and disposition of our common shares or ADSs by a U.S. Holder (as defined below) who holds our common shares or ADSs as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder (“Regulations”), published positions of the Internal Revenue Service (the “Service”), court decisions and other applicable authorities, all as currently in effect as of the date hereof and all of which are subject to differing interpretations and change, possibly with retroactive effect.

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

o	banks, insurance companies and other financial institutions;

o	tax-exempt entities;
o	real estate investment trusts;
o	regulated investment companies;
o	dealers or traders in securities;
o	certain former citizens or residents of the United States;
o	persons that elect to mark their securities to market;
o	persons holding our common shares or ADSs as part of a “straddle,” conversion, constructive sale or other integrated transaction;
o	persons that have a functional currency other than the U.S. dollar; and
o	persons that actually or constructively own 10% or more of our equity (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Regulations.

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

Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2024, and we do not expect to be classified as a PFIC in foreseeable future taxable years. Nevertheless, because the determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year, there can be no assurance that we will not be a PFIC for the current taxable year, or any past or future taxable years. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for the current taxable year and future taxable years.

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

You may obtain documents from us by requesting them in writing, at the following addresses or by telephone:

Ambev S.A.
Attention:	Investor Relations Department
Telephone numbers:	(55-11) 2122-1200
Email:	ri@ambev.com.br

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

As of December 31, 2024, our derivative activities consisted of sugar, wheat, aluminum, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2024. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2024
Derivative Instruments	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	361.9	88.9	0.0	0.0	0.0	0.0	450.8	-38.8
Average Price (R$/ton)	2,690.1	2,613.0	0.0	0.0	0.0	0.0	2,674.9
Wheat Derivatives:
Notional Amount	290.0	0.0	0.0	0.0	0.0	0.0	290.0	-3.9
Average Price (R$/ton)	1,272.2	0.0	0.0	0.0	0.0	0.0	1,272.2
Aluminum Derivatives:
Notional Amount	3,412.6	0.0	0.0	0.0	0.0	0.0	3,412.6	70.5
Average Price (R$/ton)	14,785.7	0.0	0.0	0.0	0.0	0.0	14,785.7
Corn Derivatives:
Notional Amount	381.1	1.2	0.0	0.0	0.0	0.0	382.3	-5.3
Average Price (R$/ton)	79.2	82.4	0.0	0.0	0.0	0.0	82.4
Resin Derivatives:
Notional Amount	482.6	0.0	0.0	0.0	0.0	0.0	482.6	-96.9
Average Price (R$/ton)	7,292.8	0.0	0.0	0.0	0.0	0.0	7,292.8

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2024. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2024
Debt Instrument	2025	2026	2027	2028	2029	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Other Latin America Currency Fixed Rate	190.7	211.8	36.3	21.0	50.5	0.0	510.2
Average Pay Rate	12.9%	12.9%	12.9%	12.9%	12.9%	0.0	12.9%
US$ Fixed Rate	3.8	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	8.0%	0.0	0.0	0.0	0.0	0.0	0.0
US$ Floating Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
CAD Fixed Rate	149.6	128.4	77.4	62.4	21.5	0.0	439.4
Average Pay Rate	5.7%	5.7%	5.7%	5.7%	5.7%	0.0	5.7%
CAD Floating Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Reais Denominated Debt Floating Rate – TR & TJLP:
Notional Amount	14.7	16.1	17.6	19.2	21.0	23.0	111.6
Average Pay Rate	9.5%	9.5%	9.5%	9.5%	9.5%	9.5%
Reais Debt - ICMS Fixed Rate:
Notional Amount	145.1	136.0	73.9	7.0	0.0	10.2	372.2
Average Pay Rate	4.2%	4.2%	4.2%	4.2%	4.2%	4.2%
Reais Debt - Fixed Rate (Leasings):
Notional Amount	772.5	529.1	382.6	149.6	59.0	122.7	2,015.5
Average Pay Rate	11.1%	11.1%	11.1%	11.1%	11.1%	11.1%
Reais Debt - Fixed Rate (BNDES & Finep):
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Pay Rate	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Debt	1,276.4	1,021.4	587.8	259.2	152.0	155.9	3,452.7

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2024	2023	2022
4th Quarter	7.43	6.55	7.20
3rd Quarter	6.91	7.00	7.01
2nd Quarter	6.67	7.28	6.82
1st Quarter	6.53	7.37	6.08

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2022, until December 31, 2024, the U.S. dollar depreciated 10.0% against the real, and, as of December 31, 2024, the selling rate for purchasing U.S. dollars was R$6.19 per US$1.00. In 2022 and 2023, the U.S. dollar depreciated 6.5% and 7.2% against the real, respectively. In 2024, the U.S. dollar further depreciated 27.9% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities on December 31, 2024, included debt of R$953.3 million.

As of December 31, 2024, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2024. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2024
Derivatives Instruments(1)	2025	2026	2027	2028	2029	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	1,019.8	0.0	0.0	0.0	0.0	0.0	1,019.8	0.6
Average Unit Price	6.1	0.0	0.0	0.0	0.0	0.0	6.1
OPTION US$ x R$:		-	-	-	-	-
Notional Amount	1,383.2	0.0	0.0	0.0	0.0	0.0	1,383.2	50.3
Average Unit Price	5.9	0.0	0.0	0.0	0.0	0.0	5.9
NDF US$ x R$:		-	-	-	-	-
Notional Amount	5,881.6	0.0	0.0	0.0	0.0	0.0	5,881.6	868.3
Average Unit Price	5.6	0.0	0.0	0.0	0.0	0.0	5.6
NDF CAD x US$:		-	-	-	-	-
Notional Amount	1,419.3	0.0	0.0	0.0	0.0	0.0	1,419.3	77.2
Average Unit Price	5.8	0.0	0.0	0.0	0.0	0.0	5.8
NDF ARS x US$:		-	-	-	-	-
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Unit Price	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NDF CLP x US$:		-	-	-	-	-
Notional Amount	742.6	0.0	0.0	0.0	0.0	0.0	742.6	55.5
Average Unit Price	5.8	0.0	0.0	0.0	0.0	0.0	5.8
NDF UYU x US$:		-	-	-	-	-
Notional Amount	214.6	0.0	0.0	0.0	0.0	0.0	214.6	12.6
Average Unit Price	6.0	0.0	0.0	0.0	0.0	0.0	6.0
NDF BOB x US$:		-	-	-	-	-
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Unit Price	0.0	0.0	0.0	0.0	0.0	0.0	0.0
NDF PYG x US$:		-	-	-	-	-
Notional Amount	771.1	0.0	0.0	0.0	0.0	0.0	771.1	22.8
Average Unit Price	6.1	0.0	0.0	0.0	0.0	0.0	6.1
NDF MXN x US$:		-	-	-	-	-
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Unit Price	0.0	0.0	0.0	0.0	0.0	0.0	0.0

(1) Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

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

Persons depositing or withdrawing shares or ADS holders must pay:	For:
US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	issuance of ADSs, including issuances resulting from a distribution of shares, rights or other property; and
cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates.
US$0.02 (or less) per ADS	any cash distribution to ADS holders.
A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders.
US$0.02 (or less) per ADSs per calendar year	depositary services.
Registration or transfer fees	transfer and registration of shares on Ambev’s share registry to or from the name of the Depositary or its agent when you deposit or withdraw shares.
Expenses of the Depositary	cable, telex and facsimile transmissions (when expressly provided in the deposit agreement); and converting foreign currency to U.S. dollars.

Persons depositing or withdrawing shares or ADS holders must pay:	For:
Taxes and other governmental charges the Depositary or the Custodian may have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes or stamp duty (which currently are inapplicable in Brazil) or withholding taxes	as necessary.
Any charges incurred by the Depositary or its agents for servicing the deposited securities	as necessary.

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

The Depositary has made payments to us in the amount of US$1,147,514.16 during 2024. These amounts were used for general corporate purposes such as the payment of costs and expenses associated with (1) the preparation and distribution of proxy materials, (2) the preparation and distribution of marketing materials and (3) consulting and other services related to investor relations.

PART II

ITEM 13.	DEFAULT, DIVIDENDS ARREARAGES AND DELINQUENCIES

Not Applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

155

ITEM 15.	CONTROLS AND PROCEDURES

A.        Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2024, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2024, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the Commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2024, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2024, the Company’s internal control over financial reporting is effective.

C.        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2024, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent registered public accounting firm. Their integrated report, is included in our audited consolidated financial statements included in this Form 20-F.

D.        Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have advanced the implementation of a new version of our main enterprise resource planning (ERP) System—the S4 Hana a SAP platform—in our Brazilian operations and updated certain financial processes impacting our internal control over financial reporting to align with the upgraded system functionality. Except for the foregoing, there have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not applicable.

157

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

We have adopted a Code of Business Conduct (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. Our Code of Business Conduct has been incorporated by reference to this annual report and was approved by our Board of Directors on August 30, 2013 and amended on May 16, 2017, on December 21, 2020 and on December 11, 2024 (though Old Ambev already had a Board-approved Code of Business Conduct since 2003). If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, acted as our independent auditor for the fiscal years ended December 31, 2024, and 2023. The table below sets forth the total amount were billed by PwC in 2024 and 2023 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2024	Year Ended December 31, 2023
	(in R$ thousand)
Audit fees	16,762	12,862
Audit-related fees	-	2,451
Tax fees	-	-
All other fees	553	231
Total	17,315	15,544

Audit Fees

Audit fees are fees billed for the audit of our consolidated financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements (including audit of our subsidiaries for consolidated purpose).

During the fiscal year ended December 31, 2024, Grant Thornton Auditores Independentes Ltda. acted as our additional auditor in connection with our regulatory filings due under Brazilian regulation for this period.

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

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of December 31, 2024, and 2023, and for the year ended December 31, 2024, 2023 and 2022 have been audited by PricewaterhouseCoopers Independentes Ltda., São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes Ltda. is located at Avenida Brigadeiro Faria Lima, 3732, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB), and its registration numbers are SP-2SP0001/O-5 and 1351, respectively.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
March-2025	0	0.00	Not Specified	Not Specified
February-2025	0	0.00	Not Specified	Not Specified
January-2025	0	0.00	Not Specified	Not Specified
December-2024	0	0.00	Not Specified	Not Specified
November-2024	0	0.00	Not Specified	Not Specified
October-2024	0	0.00	Not Specified	Not Specified
September-2024	10,345	12.87	Not Specified	Not Specified
August-2024	0	0.00	Not Specified	Not Specified
July-2024	0	0.00	Not Specified	Not Specified
June-2024	0	0.00	Not Specified	Not Specified
May-2024	0	0.00	Not Specified	Not Specified
April-2024	0	0.00	Not Specified	Not Specified
March-2024	2,828	12.45	Not Specified	Not Specified
February-2024	0	0.00	Not Specified	Not Specified
January-2024	0	0.00	Not Specified	Not Specified
December-2023	41,481	13.74	Not Specified	Not Specified
November-2023	0	0.00	Not Specified	Not Specified
October-2023	0	0.00	Not Specified	Not Specified
September-2023	0	0.00	Not Specified	Not Specified
August-2023	0	0.00	Not Specified	Not Specified
July-2023	0	0.00	Not Specified	Not Specified
June-2023	780,900	15.27	Not Specified	Not Specified
May-2023	482,575	14.66	Not Specified	Not Specified
April-2023	0	0.00	Not Specified	Not Specified
March-2023	65,001	13.47	Not Specified	Not Specified
February-2023	0	0.00	Not Specified	Not Specified
January-2023	0	0.00	Not Specified	Not Specified
December-2022	7,526	14.52	Not Specified	Not Specified
November-2022	0	0.00	Not Specified	Not Specified
October-2022	0	0.00	Not Specified	Not Specified
September-2022	40,000	15.48	Not Specified	Not Specified
August-2022	0	0.00	Not Specified	Not Specified
July-2022	0	0.00	Not Specified	Not Specified
June-2022	0	0.00	Not Specified	Not Specified
May-2022	39,700	13.73	Not Specified	Not Specified
April-2022	10,395	15.07	Not Specified	Not Specified
March-2022	0	0.00	Not Specified	Not Specified
February-2022	516,590	14.84	Not Specified	Not Specified
January-2022	8,309	15.01	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between the United States and Brazilian Corporate Governance Practices.”

164

ITEM 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

165

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

ITEM 16J.	INSIDER TRADING POLICIES

Since March 1, 2013, we have adopted a Manual on Disclosure and Use of Information and Securities Trading Policies, consisting of insider trading policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, senior management, and employees that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, and any listing standards applicable to us. A copy of our policy is attached as Exhibit 11.2 to this annual report.

ITEM 16K.	CYBERSECURITY

Cybersecurity Risk Management and Strategy

Our processes for assessing, identifying and managing material risks from cybersecurity threats are integrated into our risk management system. We use a variety of tools and processes to collect relevant data and identify, monitor, assess and manage material cybersecurity risks. We invest in cybersecurity defense solutions, including (but not limited to) prevention, detection and response tools and processes. We also have a dedicated local security operations center team, including specially trained personnel (the “Security Operations Team”) led by our Technology Operations Director, which is responsible for front-line cybersecurity risk detection and management with the assistance of our critical infrastructure management team. Our local Security Operations Team is supported by a global security operations team, which operates 24 hours a day, seven days a week covering 100% of our footprint via automated tools, alerts, relevant security log review across tools, using analytics to correlate logs across all different tools, and it engages in ongoing monitoring and testing of our systems and defenses with respect to cybersecurity threats.

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

Cybersecurity is also an important part of our Third-Party Risk Management Program. Through this program, we seek to identify, assess and manage risks, including cybersecurity risks, associated with our external service providers. We take a risk-based approach to conducting due diligence in the vendor onboarding process, and we seek to leverage the use of contractual terms to further mitigate risk. We also assess aspects of our vendors’ cybersecurity posture in certain circumstances.

To date, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us or our business strategy, results of operations or financial condition. See “Risk Factors- Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customer and business information, could disrupt our operations.”

Cybersecurity Governance

Our management plays an active role in assessing and managing material risks from cybersecurity threats. Our Technology Operations Director and our Information Technology Vice-President Officer lead efforts to identify, analyze and manage cybersecurity threats and incidents, leveraging their experience and qualifications. Our Technology Operations Director has over 13 years’ experience in cybersecurity. Before joining Ambev, he worked as Head of Cybersecurity for one of the biggest health care companies in the world. He holds a bachelor’s degree in information security, Master of Business Administration degrees in cybersecurity and business management, CISSP, CCISO and CISM certifications and completed an extension course in Information Security at the Massachusetts Institute of Technology. Our Information Technology Vice-President Officer has almost 20 years’ experience in cybersecurity in private sector. Before joining Ambev, he served as Technology, Solutions Architecture and Customer Solutions Director at a Global Tech Company s and was also part of the Enterprise Architecture department at an automobile company in Belgium. He also holds a degree in computer science from Universidade de Campinas – UNICAMP and a degree in Innovation and Entrepreneurship from the Vlerick Leuven-Gent Management School. For further information on our Information Technology Vice-President Officer, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Officers.”

The Technology Operations Director and the Information Technology Vice-President Officer are supported by a team of professionals, including both legal experts and technical professionals who are well-versed in the detection, assessment and mitigation of cybersecurity incidents and events and whose job function is dedicated, in whole or in part, to cybersecurity risk management.

We have also established a cross-functional Privacy and Cybersecurity Committee, led by our Legal & Compliance Vice-President Officer, to coordinate and align effective cybersecurity governance, assessment and reporting. The Privacy and Cybersecurity Committee is composed of the Vice Presidents of Legal and Compliance, and Technology, as well as the Directors of Technology, Cybersecurity, Compliance and Digital Ethics, and Internal Controls, and other internal technical and legal experts. This committee is responsible for making strategic decisions to ensure the alignment of privacy, data protection, cybersecurity, and AI governance programs with the Company's objectives. Its duties include setting goals, approving key performance indicators, prioritizing actions, allocating resources, supporting the Data Protection Officer (DPO), evaluating high-risk decisions, and approving related policies. Additionally, the Committee reviews cybersecurity incidents to assess materiality and disclosure obligations.

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

169

PART III

ITEM 17.	FINANCIAL STATEMENTS

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.	FINANCIAL STATEMENTS

See “Item 17.—Financial Statements.”

171

ITEM 19.	EXHIBITS
1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on May 1, 2024). https://www.sec.gov/Archives/edgar/data/1565025/000129281424001755/abev20240430_6k.htm
2.1	Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex41.htm
2.2	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International GmbH, AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex92.htm
3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016). https://www.sec.gov/Archives/edgar/data/1140467/000119312516498533/d12366dex99236.htm
3.3	Amended and Restated Shareholders’ Agreement, dated April 27, 2023, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by AB InBev on May 2, 2023). https://www.sec.gov/Archives/edgar/data/1301486/000119312523132497/d142585dex22.htm
3.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016). https://www.sec.gov/Archives/edgar/data/1301486/000119312516757125/d276200dex9924.htm
8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013, and amended on May 16, 2017, on December 20, 2020, and on December 11, 2024 (English-language translation).
11.2	Manual on Disclosure and Use of Information and Securities Trading Policies for Ambev S.A., dated March 1, 2013, and amended on August 27, 2014, on March 28, 2016, on May 15, 2019, and on October 13 and 14, 2021 (English-language translation). https://sec.report/Document/0001292814-21-004013/ambevsa20211020_6k1.htm
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Ambev S.A. Clawback Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation, effective as of December 1st, 2023. 101.INS Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.
104	Cover page interactive data (embedded within the Inline XBRL document).

173

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By: /s/ Carlos Eduardo Klutzenschell Lisboa
Name: Carlos Eduardo Klutzenschell Lisboa
Title: Chief Executive Officer

By: /s/ Lucas Machado Lira
Name: Lucas Machado Lira
Title: Chief Financial Officer

Date: March 12, 2025.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ambev S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ambev S.A. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated income statements, statements of comprehensive income, of changes in equity and of cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Tax Contingencies and Uncertain Tax Treatments

As described in Note 27 to the consolidated financial statements, the Company has disclosed contingencies and uncertain tax treatments related to tax litigations of R$ 30,172.2 million and R$ 65,174.6 million, respectively, as of December 31, 2024. The Company discloses contingencies and uncertain tax treatments related to tax litigations in the consolidated financial statements when (i) the likelihood of loss of these lawsuits are classified as possible by management and (ii) in case of income taxes pending litigations, management determines that it is probable that taxation authorities will accept the uncertain tax treatment, and for which there are no provisions.

The principal considerations for our determination that performing procedures relating to tax contingencies and uncertain tax treatments are a critical audit matter are (i) the significant judgment by management when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made and (ii) a high degree of auditor judgment, effort and subjectivity, including the use of professionals with specialized skill and knowledge, in performing procedures and evaluating audit evidence related to management's assessment of the losses associated with tax contingencies and uncertain tax treatments.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, testing the effectiveness of controls relating to management's evaluation of tax contingencies and uncertain tax treatments, as well as consolidated financial statement disclosures. These procedures also included among others, (i) obtaining and evaluating the letters of audit inquiry with external legal counsel, (ii) evaluating the reasonableness of management's assessment regarding tax contingencies and uncertain tax treatments outcomes, and (iii) evaluating the sufficiency of the Company's disclosures in the consolidated financial statements. Professionals with specialized skill and knowledge were used to assist in the evaluation of Company's assessment regarding tax contingencies and uncertain tax treatments outcomes.

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

March 7, 2025

We have served as the Company’s auditor since 2019.

AMBEV S.A.

SUMMARY

AMBEV S.A.

CONSOLIDATED INCOME STATEMENTS

For the year ended December 31

All amounts in millions of Brazilian Reais, unless otherwise stated

	Note	2024	2023	2022

Net sales	6	89,452.7	79,736.9	79,708.8
Cost of sales	10	(43,615.1)	(39,291.6)	(40,422.1)
Gross profit		45,837.6	40,445.3	39,286.7

Distribution expenses		(11,557.1)	(10,750.6)	(11,395.3)
Commercial expenses		(8,634.2)	(7,412.5)	(7,337.4)
Administrative expenses		(6,201.1)	(5,273.7)	(5,236.8)
Other operating income/(expenses)	7	2,457.3	2,028.9	2,513.9
Exceptional items	8	(100.8)	(206.4)	(143.3)
Income from operations		21,801.7	18,831.0	17,687.8

Finance income	11	2,605.3	2,494.2	2,865.6
Finance expenses	11	(4,510.8)	(5,126.1)	(7,141.1)
Other net financial results	11	(412.8)	(977.9)	852.4
Net financial results (i)		(2,318.3)	(3,609.8)	(3,423.1)

Share of results of associates and joint ventures		3.9	(185.3)	(29.1)
Income before income tax		19,487.3	15,035.9	14,235.6

Income tax expenses	13.1	(4,640.4)	(75.5)	655.6
Net income		14,846.9	14,960.4	14,891.2

Attributable to:
Equity holders of Ambev		14,437.2	14,501.9	14,457.9
Non-controlling interest		409.7	458.5	433.3

Basic earnings per share – common – R$	12	0.9176	0.9211	0.9184
Diluted earnings per share – common – R$	12	0.9129	0.9156	0.9123

(i)	As detailed in note 11 - Financial results, starting from the first quarter of 2024, the Company changed the split between individual line items in its financial results, including for comparative purposes.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31

All amounts in millions of Brazilian Reais, unless otherwise stated

	2024	2023	2022

Net income	14,846.9	14,960.4	14,891.2

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedges – put options granted on subsidiaries	(142.1)	302.6	203.8
Gains/losses on the translation of other foreign operations	8,505.9	(9,637.0)	(7,067.0)
Gains/losses on translation of foreign operations	8,363.8	(9,334.4)	(6,863.2)

Cash flow hedge – gains/(losses)
Recognized in equity (hedge reserve)	1,315.6	(364.7)	38.0
Reclassified from equity (hedge reserve) to profit or loss	(764.4)	152.6	(356.7)
Total cash flow hedge	551.2	(212.1)	(318.7)

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	77.0	(12.5)	470.7

Other comprehensive (loss)/income	8,992.0	(9,559.0)	(6,711.2)

Total comprehensive (loss)/income	23,838.9	5,401.4	8,180.0

Attributable to:
Equity holders of Ambev	23,260.4	5,065.5	7,835.5
Non-controlling interest	578.5	335.9	344.5

The consolidated statements of comprehensive income are presented net of income tax. The income tax effects of these items are disclosed in Note 13.1 - Income tax and social contribution.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais, unless otherwise stated

Assets	Note	2024	2023

Property, plant and equipment	14	30,170.2	26,630.2
Goodwill	15	44,342.7	38,003.6
Intangible assets	17	12,530.7	10,041.7
Investments in associates and joint ventures		395.4	289.1
Investment securities	21.2	184.5	242.2
Deferred tax assets	13.2	8,691.7	7,969.6
Employee benefits	24	70.5	57.3
Derivative financial instruments	28	-	1.7
Recoverable taxes	18	10,504.0	11,325.1
Other assets		1,462.6	1,520.7
Non-current assets		108,352.3	96,081.2

Investment securities	21.2	1,242.0	277.2
Inventories	19	11,689.8	9,619.0
Trade receivables	20	6,269.9	5,741.5
Derivative financial instruments	28	1,218.6	378.0
Recoverable taxes	18	3,582.3	3,435.7
Other assets		1,557.7	1,052.7
Cash and cash equivalents	21.1	28,595.7	16,059.0
Current assets		54,156.0	36,563.1

Total assets		162,508.3	132,644.3

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais, unless otherwise stated

Equity and liabilities	Note	2024	2023

Equity	22
Issued capital		58,226.0	58,177.9
Reserves		108,973.4	98,669.4
Carrying value adjustments		(68,557.3)	(77,878.0)
Equity attributable to Ambev’s shareholders		98,642.1	78,969.3
Non-controlling interest		938.4	1,174.5
Total equity		99,580.5	80,143.8

Interest-bearing loans and borrowing	23	2,176.3	2,203.0
Employee benefits	24	2,236.7	2,011.8
Derivative financial instruments	28	6.7	11.7
Deferred tax liabilities	13.2	5,007.7	3,318.4
Income tax and social contribution payable		1,372.4	1,487.1
Taxes and contributions payable		597.4	513.3
Trade payables	26	327.7	307.3
Provisions	27	670.9	559.6
Other liabilities, including put options granted on subsidiaries		1,142.8	1,083.2
Non-current liabilities		13,538.6	11,495.4

Interest-bearing loans and borrowing	23	1,276.4	1,298.1
Payroll and social security payables		2,780.4	2,128.7
Dividends and interest on capital payables		8,487.2	1,526.2
Derivative financial instruments	28	204.7	751.4
Income tax and social contribution payable		1,941.5	1,340.5
Taxes and contributions payable		5,648.4	6,236.6
Trade payables	26	25,223.5	23,195.1
Provisions	27	440.9	418.4
Other liabilities, including put options granted on subsidiaries		3,386.2	4,110.1
Current liabilities		49,389.2	41,005.1

Total liabilities		62,927.8	52,500.5

Total equity and liabilities		162,508.3	132,644.3

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais, unless otherwise stated

	Attributable to the equity holders of Ambev
	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2022	58,042.5	55,187.2	31,191.6	-	(61,778.3)	82,643.0	1,374.6	84,017.6

Net Income	-	-	-	14,457.9	-	14,457.9	433.3	14,891.2

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(6,772.2)	(6,772.2)	(91.0)	(6,863.2)
Cash flow hedges	-	-	-	-	(316.7)	(316.7)	(2.0)	(318.7)
Actuarial gains/(losses)	-	-	-	-	466.5	466.5	4.2	470.7
Total comprehensive income	-	-	-	14,457.9	(6,622.4)	7,835.5	344.5	8,180.0
Capital increase (note 22)	88.0	(64.3)	-	-	-	23.7	-	23.7
Effects of the application of IAS 29 (hyperinflation)	-	-	-	3,224.5	-	3,224.5	9.2	3,233.7
Gains/(losses) of controlling interest	-	-	-	-	(2.8)	(2.8)	(0.3)	(3.1)
Taxes on deemed dividends	-	-	-	-	(6.2)	(6.2)	-	(6.2)
Dividends	-	-	-	-	-	-	(357.4)	(357.4)
Interest on capital	-	-	-	(11,999.8)	-	(11,999.8)	-	(11,999.8)
Share buybacks, results from treasury shares, and share-based payments	-	216.8	-	-	-	216.8	1.6	218.4
Statute-barred /(additional) dividends	-	-	-	20.9	-	20.9	-	20.9
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	-	-	2,018.6	(2,018.6)	-	-	-	-
Investments reserve	-	-	3,696.7	(3,696.7)	-	-	-	-
At December 31, 2022	58,130.5	55,339.7	36,906.9	-	(68,421.5)	81,955.6	1,372.2	83,327.8

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais, unless otherwise stated

	Attributable to the equity holders of Ambev
	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2023	58,130.5	55,339.7	36,906.9	-	(68,421.5)	81,955.6	1,372.2	83,327.8

Net Income	-	-	-	14,501.9	-	14,501.9	458.5	14,960.4

Comprehensive income:
Gains/(losses) on the translation of foreign operations	-	-	-	-	(9,212.4)	(9,212.4)	(122.0)	(9,334.4)
Cash flow hedges	-	-	-	-	(210.8)	(210.8)	(1.3)	(212.1)
Actuarial gains/(losses)	-	-	-	-	(13.2)	(13.2)	0.7	(12.5)
Total comprehensive income	-	-	-	14,501.9	(9,436.4)	5,065.5	335.9	5,401.4
Capital increase (note 22)	47.4	(32.9)	-	-	-	14.5	-	14.5
Effects of the application of IAS 29 (hyperinflation)	-	-	-	3,269.4	-	3,269.4	8.5	3,277.9
Options granted on subsidiaries	-	-	-	-	6.7	6.7	-	6.7
Gains/(losses) of controlling interest	-	-	-	-	(2.6)	(2.6)	-	(2.6)
Taxes on deemed dividends	-	-	-	-	(12.4)	(12.4)	-	(12.4)
Dividends	-	-	-	-	-	-	(543.9)	(543.9)
Interest on capital	-	-	-	(11,500.2)	-	(11,500.2)	-	(11,500.2)
Share buybacks, results from treasury shares, and share-based payments	-	172.8	-	-	-	172.8	1.8	174.6
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	-	-	2,552.7	(2,552.7)	-	-	-	-
Investments reserve	-	-	3,730.2	(3,730.2)	-	-	-	-
At December 31, 2023	58,177.9	55,479.6	43,189.8	-	(77,878.0)	78,969.3	1,174.5	80,143.8

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais, unless otherwise stated

	Attributable to the equity holders of Ambev
	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2024	58,177.9	55,479.6	43,189.8	-	(77,878.0)	78,969.3	1,174.5	80,143.8

Net Income	-	-	-	14,437.2	-	14,437.2	409.7	14,846.9

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	-	-	-	-	8,194.7	8,194.7	169.1	8,363.8
Cash flow hedges	-	-	-	-	551.6	551.6	(0.4)	551.2
Actuarial gains/(losses)	-	-	-	-	76.9	76.9	0.1	77.0
Total comprehensive income	-	-	-	14,437.2	8,823.2	23,260.4	578.5	23,838.9
Capital increase (note 22)	48.1	-	-	-	-	48.1	-	48.1
Effects of the application of IAS 29 (hyperinflation)	-	-	-	6,481.3	-	6,481.3	12.6	6,493.9
Gains/(losses) of controlling interest	-	2.0	-	-	526.6	528.6	(520.6)	8.0
Taxes on deemed dividends	-	-	-	-	(17.3)	(17.3)	-	(17.3)
Dividends	-	-	-	(6,653.2)	-	(6,653.2)	(308.0)	(6,961.2)
Interest on capital	-	-	-	(3,852.2)	-	(3,852.2)	-	(3,852.2)
Share buybacks, results from treasury shares, and share-based payments	-	(145.2)	-	-	-	(145.2)	1.4	(143.8)
Statute-barred /(additional) dividends	-	-	-	22.2	-	22.2	-	22.2
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting (note 22)	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	-	-	108.1	(108.1)	-	-	-	-
Investments reserve	-	-	10,339.1	(10,339.0)	-	0.1	-	0.1
At December 31, 2024	58,226.0	55,336.4	53,637.0	-	(68,557.3)	98,642.1	938.4	99,580.5

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31

All amounts in millions of Brazilian Reais, unless otherwise stated

	Note	2024	2023	2022

Net income		14,846.9	14,960.4	14,891.2
Adjustments:
Depreciation, amortization and impairment		7,126.4	6,417.9	5,956.3
Impairment losses on receivables and inventory		379.1	358.4	351.8
Additions to/(reversals of) provisions and employee benefits		348.0	233.8	232.7
Net financial results	11	2,318.3	3,609.8	3,423.1
Losses/(gains) on sales of property, plant and equipment and intangible assets	7	(121.3)	(86.4)	(88.8)
Share-based payment expenses	25.3	400.9	331.6	313.9
Income tax expenses	13	4,640.4	75.5	(655.6)
Share of results of associates and joint ventures		(3.9)	185.3	29.1
Hedge operations	28.2	(967.2)	(37.9)	(466.6)
Other non-cash items included in profit		-	(9.0)	(17.4)
Cash flow from operating activities before changes in working capital		28,967.6	26,039.4	23,969.7

(Increase)/decrease in trade and other receivables		220.4	(1,373.9)	(322.5)
(Increase)/decrease in inventories		(1,702.6)	1,300.9	(3,088.0)
Increase/(decrease) in trade and other payables		1,317.2	(223.1)	726.6
Cash generated from operations		28,802.6	25,743.3	21,285.8

Interest paid		(742.1)	(666.1)	(826.3)
Interest received		1,629.6	1,248.3	1,095.0
Dividends received		26.6	12.9	6.6
Income tax paid		(3,617.9)	(1,627.0)	(919.0)
Cash flow from operating activities		26,098.8	24,711.4	20,642.1

Proceeds from sales of property, plant and equipment and intangible assets		170.6	154.1	133.9
Acquisitions of property, plant and equipment and intangible assets		(4,749.1)	(6,004.1)	(6,533.1)
Sale/(acquisition) of subsidiaries, net of cash acquired		10.3	(46.5)	(3.0)
Capital increases in associates and subsidiaries		-	(6.3)	(30.0)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(888.6)	136.4	1,413.0
Net proceeds/(acquisitions) of other assets		(6.6)	0.4	15.0
Cash flow from/(used in) investing activities		(5,463.4)	(5,766.0)	(5,004.2)

Capital increases		17.5	14.5	23.8
Capital increases/(decreases) in non-controlling interest		(1.3)	-	-
Proceeds from/(buybacks of) treasury shares		(467.6)	(119.0)	(54.1)
Acquisitions of non-controlling interest		(1,717.0)	-	(0.1)
Proceeds from borrowing		489.1	49.8	274.9
Repayments of borrowing		(604.7)	(227.4)	(230.2)
Cash net of finance costs other than interest		(2,680.9)	(2,731.1)	(3,255.1)
Payments of lease liabilities	23.1	(1,330.7)	(1,180.1)	(854.7)
Dividends and interest on capital paid		(4,056.4)	(11,921.9)	(12,242.3)
Cash flow from/(used in) financing activities		(10,352.0)	(16,115.2)	(16,337.8)

Net increase/(decrease) in cash and cash equivalents		10,283.4	2,830.2	(699.9)
Cash and cash equivalents at the beginning of the year		16,059.0	14,852.1	16,597.2
Effects of exchange rate fluctuations on cash and cash equivalents		2,253.3	(1,623.3)	(1,045.2)
Cash and cash equivalents at the end of the year		28,595.7	16,059.0	14,852.1

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

1.1 Description of business

Ambev S.A. (referred to as the “Company” or “Ambev”) together with its subsidiaries (the “Group” or “Consolidated”), headquartered in São Paulo, São Paulo State, Brazil, has as its corporate purpose the production and sale of beer, draft beer, soft drinks, other non-alcoholic beverages, malt and food in general, either directly or through participation in other companies, as well as the advertising of both its own and of third party products, the sale of promotional and advertising materials, and the direct or indirect exploitation of bars, restaurants, snack bars and similar establishments, among others.

The Group’s main own brands are Brahma®, Skol®, Antarctica®, Original®, Quilmes®, Andes Origen®, Patricia®, Paceña®, Huari®, Pilsen®, Presidente®, Balboa®, Guaraná Antarctica® e Beats® among others. The main licensed brands by Anheuser-Busch InBev N.V. (“AB InBev”) to the Group are Budweiser®, Corona®, Spaten®, Stella Artois®, Beck’s®, Modelo®, Bud Light®, Busch® e Michelob Ultra® among others. In addition, the Company is one of the largest independent bottlers of PepsiCo in the world. The Group to produce, sell and distribute in Brazil and in other countries in Latin America, products such as Pepsi®, H2OH! ®, Lipton IceTea® and the sports drink Gatorade® under a license to PepsiCo. The Group also has a licensing agreement with Red Bull® and other companies to distibute of its portifolio some sales channels and specific regions in Brazil and other markets.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) exchange under the ticker “ABEV3” as well as on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively. The Company’s direct controlling shareholders are Interbrew International B.V. (“ITW International”), and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of AB InBev.

1.2 Key operating countries

The Company operates its business across four reportable segments based on the geographical zones shown below:

Canada
América Central e Caribe (CAC):
Includes the Company's operations in the Dominican Republic, Saint Vincent and the Grenadines, Antigua and Barbuda, Dominica, Cuba, Guatemala, Barbados, and Panama.
Brazil
América Latina - Sul (LAS):
Includes the Company's operations in Argentina, Bolivia, Chile, Paraguay and Uruguay.

AMBEV S.A.

1.3 Major corporate events in 2024

1.3.1 Exercise of Put Option under the Tenedora CND Shareholders' Agreement (Put CND exercise).

The Company and E. León Jimenes, S.A. (“ELJ”), as the shareholders of Tenedora CND, S.A. (“Tenedora”), a holding company headquartered in the Dominican Republic which owns almost the entire share capital of Cervecería Nacional Dominicana, S.A., on July 2, 2020, signed the second amendment to Tenedora’s Shareholders Agreement (the “Shareholders Agreement”), extending their partnership in the country, including extending the Put and Call Options defined in the original Agreement. On December 31, 2023 ELJ was the owner of 15% of Tenedora’s shares, and its Put Option was divided into two tranches: (i) Tranche A, corresponding to 12.11% of ELJ’s shares in Tenedora; and (ii) Tranche B, corresponding to the remaining 2.89%.

On January 31, 2024, ELJ exercised its Put Option on the entirety of Tranche A, in accordance with the provisions of the Shareholders' Agreement. The Put Option was exercised through: (i) a cash disbursement by the Company of approximately R$1,704.4 and (ii) the offsetting of a debt of R$335.7, owed by ELJ to the Group. Upon the completion of the transaction, the Group’s ownership in Tenedora increased to approximately 97.11%, with the remaining interest of approximately 2.89% held by ELJ, which is subject to the Tranche B Put Option exercisable from 2026 (or before that date in the event of a change in the control in Tenedora or the sale of all or substantially all of its assets). The Company, on the other hand, has a call option over the Tranche B shares which can be exercised from 2029. The assumptions used to value these options are described in note 28 - Financial instruments (Item 28.3.1).

1.3.2 Share buybacks program

1.3.2.1 May 2024

In a meeting held on May 15 and 16, 2024, the Board of Directors approved a share buybacks program for the Company's own shares up to a limit of 24,000,000 common shares, with the primary objective of covering any share delivery under the Company's stock-based payment plans, and may also be held in treasury, canceled, and/or sold later. As of the date of approval, the Company had 4,410,858,485 shares outstanding. Between May 21 and 24, 2024, the Company completed the buyback of all of the shares covered by the program, prior to the scheduled completion date of November 16, 2025. The acquisition was booked on the capital reserve account recorded in the balance sheet as at March 31, 2024. The transaction was executed through the brokerage firm UBS Brasil Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

1.3.2.2 October 2024

In a meeting held on October 30, 2024, the Board of Directors approved a new share buybacks program for the Company's own shares, up to a limit of 155,159,038 common shares. The main objective of this program is the cancellation of shares, with a certain number potentially being held in treasury, sold, and/or awarded under the Company's stock-based compensation plans. It is intended for the program to be completed by April 30, 2026.

At the beginning of this program, the Company had 4,388,851,573 shares outstanding. By December 31, 2024, the Company had already acquired 8,240,400 common shares. These acquisitions were booked on the capital reserve account recorded in the balance sheet as at September 30, 2024. The transactions are ongoing through the brokerage firm Santander Corretora de Câmbio e Valores Mobiliários S.A.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements as at December 31, 2024 have been prepared using the going concern basis of accounting, and are being presented in accordance with the International Financial Reporting Standards (“IFRS®”) issued by the International Accounting Standards Board (“IASB®”) currently referred to by the IFRS® Foundation as the “IFRS® Accounting Standards” (“IFRS® Accounting Standards”), including the interpretations issued by the IFRS® Interpretations Committee (“IFRIC® Interpretations”) or by its predecessor, the Standing Interpretations Committee (“SIC® Interpretations”) effective as at December 31, 2024, and provide all (and only) relevant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

AMBEV S.A.

The measurement basis used in preparing the financial statements is the historical cost, net realizable value, fair value or recoverable amount.

In preparing the consolidated financial statements, Management uses judgments, estimates and assumptions that affect the application of accounting practices and the reported amounts of assets, liabilities, income and expenses. The relevant estimates and judgments are disclosed in note 4 - Use of estimates and judgments.

The financial statements relating to the fiscal year ended December 31, 2024, were approved by the Board of Directors on February 25, 2025.

2.1 Functional and presentation currency

The functional and presentation currency of the Company’s consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, rounded to the nearest million.

Foreign currency transactions are recorded at the exchange rates prevailing as at the dates of the respective transactions. Monetary assets and liabilities denominated in foreign currencies are translated using the rate on the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates prevailing as at the dates of the respective transactions. Non-monetary assets and liabilities denominated in foreign currencies stated at fair value are translated using the exchange rate on the date on which the fair value was determined. Gains and losses arising from the settlement of transactions in foreign currencies or from the conversion of assets and liabilities denominated in foreign currencies are recognized in the income statement.

The assets and liabilities of subsidiaries located abroad are translated at the foreign exchange rates prevailing on the balance sheet date, while their income statements and cash flow are translated at the average exchange rate for the year, with any changes in equity translated using the historical exchange rate for each transaction. Translation adjustments arising from differences between the average exchange rates and the historical rates are recorded directly in Carrying value adjustments.

During the consolidation process, exchange differences arising from the translation of equity in foreign operations and borrowing and other currency instruments designated as net investment hedges are recognized in Carrying value adjustments, as an equity reserve, and included in Other comprehensive income.

Even when recorded within the acquiring entity, goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity, and are translated at the foreign exchange rate prevailing on the balance sheet date.

AMBEV S.A.

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s consolidated financial statements are as follow:

			Closing rate			Average rate
Currency	Name	Country	2024	2023	2022	2024	2023	2022

ARS	Argentinian Peso	Argentina	0.0060	0.0060	0.0295	0.0057	0.0170	0.0403
BBD	Barbadian Dollar	Barbados	3.0525	2.3866	2.5721	2.6440	2.4690	2.5458
BOB	Bolivian Peso	Bolivia	0.8897	0.6956	0.7497	0.7706	0.7196	0.7420
CAD	Canadian Dollar	Canada	4.3037	3.6536	3.8540	3.9293	3.7048	3.9807
CLP	Chilean Peso	Chile	0.0062	0.0055	0.0061	0.0057	0.0059	0.0059
GTQ	Quetzal	Guatemala	0.8051	0.6189	0.6623	0.6917	0.6398	0.6649
USD	US Dollar	Panama and Cuba	6.1923	4.8413	5.2177	5.3635	5.0085	5.1644
PYG	Guarani	Paraguay	0.0008	0.0007	0.0007	0.0007	0.0007	0.0007
DOP	Dominican Peso	Dominican Republic	0.1010	0.0831	0.0925	0.0902	0.0892	0.0937
UYU	Uruguayan Peso	Uruguay	0.1405	0.1241	0.1302	0.1327	0.1291	0.1253

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent for all of the years presented. There were no changes to the accounting policies or calculation methods used for the annual financial statements as at December 31, 2024 compared to those used for the financial statements for the years ended December 31, 2023 and 2022.

For better understanding, the material accounting policies adopted by the Company and applied in the preparation of these financial statements have been included in the respective accompanying notes, except for the policies described below, which may permeate more than one subject of the financial statements and have therefore been summarized in this accompanying note.

3.1 Recently issued IFRS

The following new and amended standards that came into effect in 2024 were not applicable to or did not have any material impact on these consolidated financial statements:

Standard	Highlights	Management assessment
IAS 7 - Statement of Cash Flows /IFRS 7 - Financial Instruments: Disclosures	Sets out new disclosure requirements for financing operations with suppliers, known as "supplier finance arrangements"	No impact on the consolidated financial statements.
IAS 1 - Presentation of Financial Statements / IFRS Practice Statements 2	New requirements for the classification of a liability as “current” when the entity does not have the right, at the end of the reporting period, to defer the settlement of the liability for at least twelve months after the end of the reporting period. Additionally, only covenants with which compliance is mandatory before the end of the reporting period should affect the classification of the liability as either current or non-current.	No impact on the consolidated financial statements.
IFRS 16 - Leases	Establishes the recognition and measurement requirements for Sale and Leaseback transactions.	No impact on the consolidated financial statements.

The following are the main changes in accounting standards that, based on Management's assessment, may eventually have an impact on the Company's disclosures in subsequent periods:

AMBEV S.A.

Standard	Issue Date	Highlights	Effective date
IAS 21 - The Effects of Changes in Foreign Exchange Rates	August 2023	Provides a consistent approach to assessing whether a currency can be converted into another currency, along with new guidance on measurement and disclosure in contexts where the currency is not considered convertible. The Company is evaluating any potential impacts arising from these amendments, which are mandatory for periods beginning on or after January 1, 2025.	Periods beginning on or after January 1, 2025
IFRS 18 - Presentation and Disclosure in Financial Statements	April 2024	The standard aims to address investor demands for more relevant and comparable information disclosed in the financial statements of entities. IFRS 18 introduces changes to the income statement with three new categories of revenues and expenses - operating, investing, and financing - two mandatory subtotals, and changes in the grouping of balances. Additionally, it requires disclosures in the notes regarding performance measures defined by management, changes in the statement of cash flows, and new presentation requirements for expenses by nature or function. The Company is currently in the process of evaluating the impacts of adopting this standard on consolidated financial statements.	Periods beginning on January 1, 2027

Beyond the above, the Company does not anticipate that any other standards or amendments to IFRS® standards or IFRIC® interpretations that have not yet come into force could have a material impact on the Group's financial statements. The Company has not opted for the early adoption of any standards.

3.2 Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates included in these consolidated financial statements have been prepared for the same reporting period as those of Ambev, and using consistent accounting policies.

All intercompany transactions, balances and unrealized gains or losses on transactions between consolidated companies were eliminated upon consolidation.

3.2.1 Subsidiaries

Control is presumed to exist in cases where the Company owns, either directly or indirectly, more than half of the voting rights (which does not always equate to economic ownership), unless it can be demonstrated that such ownership does not confer control. Qualitative factors, such as potential voting rights, exposure to variable returns due to its involvement with the entity, or the ability to influence those returns through its power over the entity, are also considered when assessing whether control exists.

Subsidiaries are consolidated from the date on which control is obtained by the Company, except when the predecessor basis of accounting is applied to transactions involving business combinations of entities under common control. Consolidation is discontinued from the date on which the Company’s control over a given entity ceases.

3.2.2 Associates

Associates are companies in which the Company has significant influence over the financial and operational policies, but which it does not control.

3.2.3 Joint arrangements

Joint arrangements are companies over which the Company shares control with one or more parties. Joint arrangements are classified as either joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

3.2.4 Business combinations

Ambev uses the acquisition method to account for its business combinations. The consideration transferred for the acquisition of a subsidiary represents the fair value of the assets transferred, the liabilities incurred, and the equity interest issued by Ambev. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration agreement, when applicable. Costs related to the acquisition are recognized in income as they are incurred. The assets, liabilities and contingent liabilities acquired/assumed in a business combination are recognized initially at their fair value as at the acquisition date. Ambev recognizes any non-controlling interest in the acquiree either at its fair value or at the non-controlling interest’s proportional share of the net assets acquired. The measurement of the non-controlling interest to be recognized is determined on an acquisition-by-acquisition basis.

AMBEV S.A.

The excess of: (i) the consideration paid; plus (ii) the amount of any non-controlling interest in the acquiree (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquiree, over the fair value of the net identifiable assets acquired as at the acquisition date, is recorded as goodwill. When the consideration transferred is less than the fair value of the net assets acquired, the difference is recognized directly in income.

3.2.5 Business combinations between entities under common control

Business combinations between entities under common control have not been addressed under IFRS, and how they should be disclosed remains unclear. IFRS 3 - Business Combinations is the standard applicable to business combinations, but its scope explicitly excludes business combinations between entities under common control, and thus in evaluating transactions of this nature, Management’s judgment is required adequately to reflect the essence and economic reality of each transaction.

3.2.5.1 Predecessor basis of accounting

In accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, Management has adopted the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amounts of the assets received, as recorded by the parent company.

Under the predecessor basis of accounting, when accounting for a transfer of assets between entities under common control, the entity receiving the net assets or equity interests (the acquirer) shall initially record the assets and liabilities transferred at their parent book values as at the transfer date. If the book value of the assets and liabilities transferred by the parent is different from the historical cost recorded by the ultimate controlling entity of all of the entities under common control (i.e. the ultimate parent), the financial statements of the acquirer shall record the assets and liabilities transferred at the cost recorded by the ultimate parent, as a counter-entry in shareholders' equity, against the carrying value adjustments.

3.2.5.2 Assets Swaps

For transactions between entities under common control that involve the disposal or transfer of assets from a subsidiary to its parent company (i.e. above the level of the consolidated financial statements), the Company assesses: (i) whether there are any conflicts of interest; and (ii) the economic substance and purpose of the transaction. Having fulfilled these conditions, the Company records the transactions in accordance with IAS 16 – Property, Plant and Equipment to ensure adequate visibility and a fair representation of the impact of the transaction on the results distributable to its shareholders, especially to the non-controlling interest. This policy also includes all assets acquired through swaps of non-cash assets, or swaps involving a combination of cash and non-cash assets. The assets swapped may be either of the same or of a different nature. The cost of such assets is measured at fair value, unless: (i) the swap transaction is not commercial in nature; or (ii) the fair value of the assets received (and of the assets assigned) cannot be reliably measured. The acquired asset is measured in this way even if the assignor entity cannot immediately remove the asset from its books. If the acquired asset is not measurable at its fair value, its cost is determined based on its book value recorded by the assignor entity.

Whenever assets distributed are not recorded in cash, the asset is recorded at its fair value before distribution in the income account. This procedure is applicable to distributions where the assets are of the same nature, and can thus be treated in the same manner. However, similarly to the treatment under IFRIC 17 - Distributions of Non-cash Assets to Owners, in the absence of a specific accounting practice for transactions between entities under common control, the Company applies these procedures as part of its accounting practices. The same procedures are also applied to sales (of products, supplies, etc.) to its controlling entity, with the positive results of such sales recognized in income.

AMBEV S.A.

3.3 Financial reporting in hyperinflationary economies

Under IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, equity and income statements of subsidiaries operating in hyperinflationary economies are restated using a general price index to reflect changes in the general purchasing power of the local currency. The Company estimates the applicable general price index on a monthly basis, since the official release of the index takes place after the end of the accounting period. The financial statements of an entity whose functional currency is that of a hyperinflationary economy shall be stated in terms of the unit of measurement in force at the end of the reporting period, and translated into Reais at the closing rate for the period, whether using the historical costs approach or the current costs approach.

To determine whether any of its operations are denominated in the currency of a hyperinflationary economy, the Company assesses both quantitative and qualitative aspects of the country's economic environment, including the inflation rate recorded over the last three years. On July 1, 2018, the Argentine economy was considered by the Company to be hyperinflationary under the terms of IAS 29, based on the cumulative increases in official price indices (National Consumer Price Index - "IPC") recorded during the period by the National Institute of Statistics and Census (“INDEC”). Since the Company itself does not operate directly in a hyperinflationary economy, but one of its subsidiaries does, comparative balances from previous years are not restated, in accordance with IAS 21 - The Effects of Changes in Foreign Exchange Rates, but the standard is applied to the balances and transactions of the hyperinflationary subsidiary.

3.4 Present value adjustments

The elements of assets and liabilities, when relevant, are adjusted to their present value, using the following assumptions: i) the amounts to be discounted; ii) the settlement dates; and iii) the discount rate, in accordance with IFRS 13 - Fair Value Measurement.

3.5 Tax incentives and subsidized loans

The Company and its subsidiaries receive state tax benefits in Brazil. These government grants may be in the form of tax rate reductions, calculation basis reductions, the provision of financing or subsidized loans, presumed credits, effective collection, payment deferrals or partial reductions in state taxes payable. Effective collection incentives are recorded in the operating net revenue, based on their nature, while other incentive are recognized in other operating income, all on an accruals basis.

Incentives granted in the form of financing or taxes payment deferrals are intended to promote long-term employment growth, as well as industrial decentralization in Brazil, by complementing and diversifying the industrial park on the states that grant such incentives. The tax terms applicable to these programs are set out in the legislation issued by the respective states; and where there are conditions for obtaining these grants, they are under the Company's control. These benefits comply with the requirements of Brazilian Complementary Federal Law No.160/2017 and Convênio CONFAZ No.190/2017.

As the interest rates and/or terms of government loans are advantageous compared to market conditions, these financing or payment deferral benefits are considered as subsidized loans as intended by IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance. The respective subsidies consist of gains identified by comparing the value of these operations based on market conditions with the values agreed in the contracts. Upon receipt of funding, the subsidy amount thus calculated is recorded in Other operating income, in line with the treatment of other ICMS subsidies of a similar nature. Management reviews the market conditions prevailing during the year to assess the values of these subsidies on an annual basis.

AMBEV S.A.

When an intermediary financial institution is involved in the transaction, the financing is recorded at “Interest-bearing loans and borrowing,” or otherwise is recorded at “Trade payables,” based on the underlying economic essence and the nature of the transaction.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgment are based on past experience, and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates.

The above estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the results for the period during which they are realized, or for future periods.

Although all significant accounting policies involve the use of judgment, assessments or estimates to some extent, the Company believes that the following accounting policies involve the judgments, estimates and assumptions which are most critical to its business operations and to an understanding of its results:

Note	Accounting policies that reflect significant estimates and judgments
3.2.3	Joint arrangements
3.2.4	Business combinations
3.2.5	Business combinations between entities under common control
3.3	Financial reporting in hyperinflationary economies
3.4	Present value adjustments
3.6	Tax incentives and subsidized loans
18	Recognition of assets and liabilities relating to prior periods tax debits or credits
13	Current and deferred taxes
14	Leases
16	Impairment
24	Measurement of employee benefits
25	Share-based payments
27	Provisions and contingent liabilities, including tax contingencies
28	Measurement of financial instruments, including derivatives

AMBEV S.A.

5.	SEGMENT REPORTING

(a)	Reportable segments - Years ended:

	Brazil			CAC			Latin America - South			Canada			Consolidated
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

Net sales	48,605.4	46,361.7	42,635.8	11,023.7	10,044.8	9,440.1	19,829.7	13,797.2	17,371.2	9,993.9	9,533.2	10,261.7	89,452.7	79,736.9	79,708.8
Cost of sales	(23,809.3)	(23,516.1)	(22,736.8)	(5,076.2)	(5,035.1)	(4,860.8)	(10,460.4)	(6,657.3)	(8,553.1)	(4,269.2)	(4,083.1)	(4,271.4)	(43,615.1)	(39,291.6)	(40,422.1)
Gross profit	24,796.1	22,845.6	19,899.0	5,947.5	5,009.7	4,579.3	9,369.3	7,139.9	8,818.1	5,724.7	5,450.1	5,990.3	45,837.6	40,445.3	39,286.7
Distribution expenses	(6,423.9)	(6,428.6)	(6,111.1)	(927.6)	(853.1)	(1,020.7)	(2,388.9)	(1,614.3)	(2,159.5)	(1,816.7)	(1,854.6)	(2,104.0)	(11,557.1)	(10,750.6)	(11,395.3)
Sales and marketing expenses	(4,876.3)	(4,477.0)	(4,065.0)	(792.1)	(665.1)	(645.5)	(1,932.6)	(1,190.0)	(1,426.9)	(1,033.2)	(1,080.4)	(1,200.0)	(8,634.2)	(7,412.5)	(7,337.4)
Administrative expenses	(3,860.2)	(3,563.2)	(3,346.0)	(490.2)	(413.0)	(333.6)	(1,094.4)	(659.5)	(835.0)	(756.3)	(638.0)	(722.2)	(6,201.1)	(5,273.7)	(5,236.8)
Other operating income/(expenses)	2,415.8	1,892.5	2,361.3	(13.5)	26.3	(52.9)	45.8	95.0	192.7	9.2	15.1	12.8	2,457.3	2,028.9	2,513.9
Exceptional items	(16.2)	(137.8)	(34.5)	(9.8)	(17.9)	(16.1)	(51.6)	(47.6)	(60.5)	(23.2)	(3.1)	(32.2)	(100.8)	(206.4)	(143.3)
Income from operations	12,035.3	10,131.5	8,703.7	3,714.3	3,086.9	2,510.5	3,947.6	3,723.5	4,528.9	2,104.5	1,889.1	1,944.7	21,801.7	18,831.0	17,687.8
Net financial results													(2,318.3)	(3,609.8)	(3,423.1)
Share of results of associates and joint ventures													3.9	(185.3)	(29.1)
Income before income tax													19,487.3	15,035.9	14,235.6
Income tax expenses													(4,640.4)	(75.5)	655.6
Net income													14,846.9	14,960.4	14,891.2

Acquisitions of property, plant and equipment	2,838.0	3,365.5	4,062.9	558.8	593.4	968.4	982.8	782.2	1,112.8	369.5	1,263.0	389.0	4,749.1	6,004.1	6,533.1

(continued)

AMBEV S.A.

	Brazil			CAC			Latin America - South			Canada			Consolidated
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022

Segment assets	57,776.0	56,974.2	57,353.8	16,742.1	13,692.3	15,385.6	28,247.8	16,085.1	22,044.5	18,394.3	15,856.9	16,093.3	121,160.2	102,608.5	110,877.2
Inter-segment eliminations													(4,607.7)	(2,162.1)	(2,533.0)
Non-segmented assets (i)													45,955.8	32,197.9	29,613.8
Total assets													162,508.3	132,644.3	137,958.0

Segment liabilities	34,429.6	28,841.3	29,153.2	6,814.2	4,981.5	5,098.0	9,146.1	5,095.4	6,843.6	4,976.6	5,131.0	5,053.7	55,366.5	44,049.2	46,148.5
Inter-segment eliminations													(4,607.7)	(2,161.8)	(2,534.2)
Non-segmented liabilities (i)													111,749.5	90,756.9	94,343.7
Total liabilities													162,508.3	132,644.3	137,958.0

(i)	The balance of non-segmented assets refers mainly to cash and cash equivalents, taxes and investments. The balance of non-segmented liabilities refers mainly to equity, taxes and derivatives.

Non-current assets attributable to the Company’s operations in (the country of domicile of the Company) and to Canada amounted to R$44,725.3 and R$16,131.2, respectively, as at December 31, 2024 (R$45,052.8 and R$13,859.4, respectively, as at December 31, 2023 and R$44,648.6 and R$13,722.3, respectively, as at December 31, 2022). The net revenue attributable to the Company's operations in Argentina amounted to R$11,506.3 as at December 31, 2024 (R$6,301.4 as at December 31, 2023 and R$10,077.1 as at December 31, 2022), and the segmented non-current assets related to the same country totaled R$12,576.8 for the year ended December 31, 2024 (R$5,894.8 as at December 31, 2023 and R$9,706.7 as at December 31, 2022).

AMBEV S.A.

(b)	Additional information by Business Unit - years ended:

	Brazil
	Beer			NAB			Total
	2024	2023	2022	2024	2023	2022	2024	2023	2022

Net sales	40,220.2	38,985.9	35,857.9	8,385.2	7,375.8	6,777.9	48,605.4	46,361.7	42,635.8
Cost of sales	(19,282.4)	(19,377.7)	(18,765.3)	(4,526.9)	(4,138.4)	(3,971.5)	(23,809.3)	(23,516.1)	(22,736.8)
Gross profit	20,937.8	19,608.2	17,092.6	3,858.3	3,237.4	2,806.4	24,796.1	22,845.6	19,899.0
Distribution expenses	(5,132.2)	(5,171.9)	(4,988.6)	(1,291.7)	(1,256.7)	(1,122.5)	(6,423.9)	(6,428.6)	(6,111.1)
Sales and marketing expenses	(4,353.8)	(3,969.4)	(3,596.8)	(522.5)	(507.6)	(468.2)	(4,876.3)	(4,477.0)	(4,065.0)
Administrative expenses	(3,363.6)	(3,106.0)	(2,928.8)	(496.6)	(457.2)	(417.2)	(3,860.2)	(3,563.2)	(3,346.0)
Other operating income/(expenses)	1,878.3	1,474.1	1,884.5	537.5	418.4	476.8	2,415.8	1,892.5	2,361.3
Exceptional items	(16.2)	(137.8)	(30.6)	-	-	(3.9)	(16.2)	(137.8)	(34.5)
Income from operations	9,950.3	8,697.2	7,432.3	2,085.0	1,434.3	1,271.4	12,035.3	10,131.5	8,703.7

AMBEV S.A.

Accounting policies

Reportable segments are consistently presented in the internal reporting that is regularly reviewed by the Company’s chief operating decision maker, the Chief Executive Officer, for the purposes of evaluating the performance of each segment and allocating resources to those segments. The information is prepared based on the available financial data directly attributable to the segment, or on another reasonable allocation basis.

Therefore, the reporting is segmented into four geographical zones, since the risks and rates of return are predominantly affected by the different regions in which the Company operates.

Performance information segregated by business unit (Beer or Non-alcoholic beverages (“NAB”)), is also presented to the Company’s chief operating decision maker, and is disclosed here as additional information, even though these do not qualify as segments for accounting purposes.

The Company conducts its operations across four geographical business segments, as mentioned in note 1.2 – Corporate Information. The chief operating decision maker uses the income from operations as the main measure of segment profitability.

In accordance with IFRS 8 - Segment Information, the Company does not disclose its revenue from external customers for each product or each group of similar products, since the required information is not available in such a form as to enable comparability, and the cost of preparing such information would be excessive.

6.	NET SALES

In compliance with Brazilian Federal Law No. 6,404/76, Company discloses the reconciliation between gross and net sales presented in the consolidated income statement. The revenue figures for each operational segment are disclosed in note 5 – Segment reporting:

	2024	2023	2022
Gross sales	134,130.9	120,117.7	125,907.2
Excise duty	(27,417.9)	(25,227.5)	(24,851.4)
Discounts	(17,260.3)	(15,153.3)	(21,347.0)
	89,452.7	79,736.9	79,708.8

On December 31, 2024 the Company recognized R$1,478.3 in tax incentives (R$1,467.2 at December 31, 2023 and R$1,245.8 million at December 31, 2022). These are government grants in the nature of effective tax collection, which were recognized in the operating net revenue, as per accounting policy 3.5.

Accounting policies

The Company recognizes revenue when the respective performance obligations are satisfied, meaning when the Company or its subsidiaries transfer control of a product to a customer. Revenue represents the fair value of the amount received or receivable for the sale of products and services in the ordinary course of the Group’s business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of the elimination of sales between consolidated companies.

Revenue is measured based on the consideration which the Company expect to have the right to receive based on its contracts with customers, and excludes any amounts collected on behalf of third parties.

Revenue recognition is based on the five-step approach set out in IFRS 15 - Revenue from Contracts with Customers:

AMBEV S.A.

•	Identifying the contract with a customer;

•	Identifying the performance obligations in the contract;

•	Determining the transaction price;

•	Allocating the transaction price to the performance obligations in the contract; and

•	Revenue recognition when the performance obligations have been satisfied, meaning when the company transfers control of a product to a customer.

Contracts can include significant variable elements, such as discounts, rebates, refunds, credits, price concessions, incentives, performance bonuses and penalties. These trade incentives are treated as variable consideration. If the consideration under a contract includes a variable component, the company estimates the amount of consideration to which it will be entitled in return for transferring the promised goods or services to the customer. Variable consideration is only included in the transaction price if it is highly probable that the amount of revenue recognized will not be subject to significant reversals in the future when the respective uncertainty is resolved.

The gross sales obtained by the Company are generally subject to certain taxes and contributions, which are calculated and paid to the fiscal authorities in accordance with the applicable legislation, and do not result in an increase in the Group’s equity. These taxes and contributions are deducted from the gross sales, and mainly relate to taxes on transactions concerning the circulation of goods (“ICMS”), the social integration program (“PIS”), and the contribution to social security financing (“COFINS”) in Brazil.

7.	OTHER OPERATING INCOME/(EXPENSES)

	2024	2023	2022
Government grants and gains on subsidies loans	1,764.8	1,573.2	1,289.3
Prior year credits/(debits)	209.6	218.0	1,013.9
(Additions to)/reversals of provisions	(69.3)	(77.7)	(77.2)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and the operations of associates	121.3	86.4	88.8
Other operating income/(expenses), net	430.9	229.0	199.1
Total	2,457.3	2,028.9	2,513.9

Accounting policies

The Company recognizes, in the other operating income/(expenses) line item, government incentives granted in the form of rate reductions, calculation basis reductions, financing or subsidized loans, presumed credits, and partial reductions of state taxes payable in Brazil.

Government grants are not recognized until there is reasonable assurance that the Company and its subsidiaries in Brazil will meet the respective conditions and obligations.

AMBEV S.A.

8.	EXCEPTIONAL ITEMS

	2024	2023	2022
Restructuring (i)	(99.3)	(109.4)	(101.8)
COVID-19 impacts (ii)	-	-	(16.7)
Legal fees (iii)	-	(94.7)	-
Effects of the application of IAS 29 (hyperinflation)	(1.5)	(2.3)	(8.2)
Write-offs of investments (iv)	-	-	(16.6)
Total	(100.8)	(206.4)	(143.3)

(i)	The restructuring expenses primarily relate to organizational alignments as a result of operational improvements, sizing and digitalization efforts in Brazil, LAS, CAC and Canada.

(ii)	COVID-19 expenses refer to: (a) additional administrative expenses required to ensure the safety of the Company’s people (such as an increased frequency of cleaning at the Company’s facilities, or providing alcohol gel and masks for our employees); (b) donations; (c) Company initiatives providing support to certain customer ecosystems where necessary due to the COVID-19 pandemic

(iii)	In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits challenging the criteria used to calculate the exercise prices of these warrants. In 2023, the Company obtained some final favorable decisions on this matter, which was already classified as representing a remote likelihood of loss. The amount recorded in this line item refers to the provision for legal fees related to this matter.

(iv)	Refers to the write-off of an investment in a line of business in Canada.

Accounting policies

Exceptional items are those that, based on Management’s judgment, need to be disclosed separately. In determining whether an event or transaction is exceptional, Management considers quantitative as well as qualitative factors, such as the frequency or predictability of occurrence, and the potential impact on the profit or loss. These exceptional items are either disclosed in the income statement, or are disclosed separately in the notes to the financial statements. The transactions that may give rise to exceptional items mainly relate to restructuring activities, amnesties and similar settlements, acquisitions of subsidiaries, impairment losses, and gains or losses on disposals of assets and investments.

9.	PAYROLL AND RELATED BENEFITS

	2024	2023	2022
Wages and salaries	5,073.0	4,550.2	4,496.1
Social security contributions	1,389.1	1,322.3	1,239.7
Other personnel costs	1,045.8	970.7	1,075.9
Increase in liabilities for defined benefit plans	165.7	145.6	157.8
Share-based payments	393.8	333.4	311.6
Contributions to defined contribution plans	99.2	91.3	82.0
	8,166.6	7,413.5	7,363.1

The amounts of expenses related to payroll and benefits are presented in the income statement, as shown below:

	2024	2023	2022
Cost of sales	2,796.1	2,629.6	2,510.4
Distribution expenses	1,570.8	1,289.9	1,396.3
Commercial expenses	1,619.1	1,321.3	1,504.8
Administrative expenses	2,029.6	1,907.6	1,798.7
Net finance costs	112.6	114.3	107.8
Other operating (income)/expenses	(62.4)	(1.3)	1.5
Exceptional items	100.8	152.1	43.6
	8,166.6	7,413.5	7,363.1

AMBEV S.A.

10.	ADDITIONAL INFORMATION ON THE COST OF SALES AND OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following accounts in the income statements for the years ended December 31,2024, 2023 and 2022:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2024	2023	2022	2024	2023	2022

Cost of sales (i)	3,939.4	3,552.5	3,413.3	17.4	13.2	16.4
Distribution expenses	1,172.6	1,098.3	893.5	-	-	-
Commercial expenses	615.0	613.7	660.7	206.7	148.6	113.2
Administrative expenses	514.2	464.1	474.4	622.9	524.8	372.6
	6,241.2	5,728.6	5,441.9	847.0	686.6	502.2

(i)	These amounts, in addition to R$2,796.1 (R$2,629.6 and R$2,510.4 as at December 31, 2023 and 2022, respectively) mentioned in note 9 - Payroll and related benefits, total R$6,752.9 (R$6,195.3 and R$5,940.1 as at December 31, 2023 and 2022, respectively). The remaining balance of R$36,862.2 (R$33,096.3 and R$34,482.0 as at December 31, 2023 and 2022, respectively), recorded in the cost of sales, relates to other production costs.

11.	NET FINANCE RESULT

	2024	2023	2022
Finance income
Income from cash and cash equivalents	1,519.2	1,072.2	791.7
Income from debt securities	104.7	49.2	172.6
Income from other receivables (i)	799.8	964.2	1,203.4
Financial instruments at fair value through profit or loss	-	-	95.5
Other finance income	181.6	408.6	602.4
Total finance income	2,605.3	2,494.2	2,865.6

Finance expenses
Interest on accounts payable present value adjustment (ii)	(1,148.3)	(1,376.1)	(1,230.7)
Interest on bank debts and tax incentives (ii)	(189.3)	(170.4)	(176.2)
Interest on provisions for disputes and litigation	(219.8)	(269.2)	(456.6)
Interest on leases (ii)	(184.3)	(196.0)	(160.5)
Interest on pension plans	(112.6)	(114.3)	(107.9)
Other interest expenses (ii) (iii)	(543.9)	(689.7)	(760.9)
Losses on hedging instruments (iv)	(1,032.3)	(1,675.1)	(3,158.4)
Taxes on financial transactions	(274.4)	(178.3)	(339.6)
Bank guarantee expenses and surety bond premiums (v)	(323.5)	(249.8)	(176.1)
Other finance expenses	(482.4)	(207.2)	(574.2)
Total finance expenses	(4,510.8)	(5,126.1)	(7,141.1)

Effects of the application of IAS 29 (hyperinflation) (vi)	(451.7)	176.1	1,603.5
Exchange differences, net (vi)	38.9	(1,154.0)	(751.1)
Other net financial results	(412.8)	(977.9)	852.4

Net financial results	(2,318.3)	(3,609.8)	(3,423.1)

(i)	Refers mainly to the monetary updates to taxes to be recovered.

(ii)	As of the first quarter of 2024, the balances previously presented under the line item "Interest Expenses" have been segregated into the line items “Interest on Bank Debts and Tax Incentives”, “Interest on accounts payable present value adjustment”, "Interest on Leases" and "Other Interest Expenses" including for comparative purposes.

(iii)	Includes, among others, interest related to the financing of tax payments, under the Special Tax Regularization Program (PERT) of 2017.

AMBEV S.A.

(iv)	Refers to the forward element, which can be separated and excluded from the designation of a financial instrument as a hedge instrument, according to IFRS 9- Financial Instruments.

(v)	The nomenclature of this account has been changed to "Bank Guarantee Expenses and Surety Bond Premiums" in order better to reflect the nature of the balances, including for comparative purposes, from the first quarter of 2024.

(vi)	Starting from the first quarter of 2024, the Company changed the presentation of this note 11 - Financial Result. The balances of exchange differences and hyperinflation, previously presented in both financial income and financial expenses, will now be presented on a net basis under the nomenclature "Other net financial results," both in this explanatory note and in the income statement.

Interest expenses are presented net of the effects of derivative financial instruments hedging the Company’s interest rate risk – see also note 28 - Financial instruments and risks.

Accounting policies

a) Finance expenses

Finance expenses are mostly comprised of, interest payable on loans and borrowing, calculated based on the effective interest rate method, while trade payables present value adjustments, expenses related to bank guarantees, monetary adjustments resulting from disputes and litigation, exchange differences, losses on currency hedging instruments intended to offset currency gains, results from interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets presented as held for sale, impairment losses on financial assets classified as held for sale, and any losses due to hedge ineffectiveness.

All interest costs incurred in connection with borrowing or financial transactions, including transaction costs, are recognized as they are incurred as part of finance expenses, except when capitalized. The interest expenses component of finance lease payments is also recognized in the income statement using the effective interest rate method.

b) Finance income

Finance income mostly represents interest received or receivable on financial investments, monetary updates arising from legal disputes, gains due to exchange differences, gains on currency hedging instruments intended to offset currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as at fair value through profit or loss, and any gains due to hedge ineffectiveness. Interest income is recognized on an accruals basis, unless its collectability is in doubt

12.	EARNINGS PER SHARE

The calculation of the Basic and Diluted earnings per share (“EPS”) is presented below:

Basic	2024	2023	2022
Numerator
Income attributable to the equity holders of Ambev	14,437.2	14,501.9	14,457.9
Denominator
Weighted average number of shares (i) (non-diluted)	15,734.5	15,744.8	15,741.9
Basic EPS	0.9176	0.9211	0.9184

Diluted	2024	2023	2022
Numerator
Income attributable to the equity holders of Ambev	14,437.2	14,501.9	14,457.9
Denominator
Weighted average numbers of shares (i) (diluted)	15,814.7	15,838.6	15,848.6
Diluted EPS	0.9129	0.9156	0.9123

(i)	Millions of shares

AMBEV S.A.

Accounting policies

The basic earnings per share are calculated by dividing the profit for the fiscal year attributable to the Company's shareholders by the weighted average number of shares outstanding during the fiscal year.

The diluted earnings per share are calculated by adjusting the profit and the weighted average number of shares outstanding, in addition to the effects of the conversion of all potential shares with a dilutive effect, such as stock options, which are disclosed in note 25 - Share-Based Payments.

13.	INCOME TAX AND SOCIAL CONTRIBUTION

13.1 Income tax and social contribution

The income tax and social contribution taxes are based on the tax rates of 25% for income tax and 9% for social contribution in Brazil. For other regions in which the Company operates, the expected nominal rates are as follow:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%
Luxembourg	24.94%

The income taxes reported in the income statement are broken down as follows:

	2024	2023	2022
Income tax expenses – current	(4,531.0)	(2,077.9)	(1,718.9)

Deferred tax expenses on temporary differences	424.2	279.8	1,012.6
Deferred taxes on tax loss carryforward movements in the current period	(533.6)	1,722.6	1,361.9
Total deferred tax (expenses)/income	(109.4)	2,002.4	2,374.5

Total income tax expenses	(4,640.4)	(75.5)	655.6

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized below:

	2024	2023	2022
Profit before income tax	19,487.3	15,035.9	14,235.6
Adjustments to the taxable basis
Other non-taxable income	(497.3)	(919.0)	(883.3)
Government grants related to taxes on sales	(118.1)	(3,011.7)	(2,535.1)
Share of results of associates and joint ventures	(3.9)	185.3	29.1
Non-deductible expenses	178.8	56.5	192.8
Taxation on a universal basis and other adjustments related to foreign subsidiaries	150.1	1,171.4	679.3
	19,196.9	12,518.4	11,718.4
Aggregated weighted nominal tax rate	28.70%	28.30%	29.47%
Taxes payable – nominal rate	(5,509.1)	(3,542.3)	(3,453.3)
Adjustments to tax expenses
Income tax incentives	445.1	120.4	234.0
Deductible interest on capital	1,285.0	3,909.8	4,079.9
Tax savings arising from the amortization of goodwill	3.6	17.2	27.2
Withholding income tax	(887.5)	(489.1)	(164.5)
Recognition/(write-off) of deferred charges on tax losses	(74.5)	100.9	(58.2)
Effects of the application of IAS 29 (hyperinflation)	87.6	(382.3)	(249.0)
Others with reduced taxation	9.4	189.9	239.5
Income tax and social contribution expense	(4,640.4)	(75.5)	655.6
Effective tax rate	23.81%	0.50%	-4.61%

AMBEV S.A.

The main events that impacted the effective tax rate for the period were:

•	Government grants related to taxes on sales: these represent regional incentives and economic development policies, primarily related to local production to generate economic and social impact. Before the advent of Federal Law No. 14,789/2023, sales proceeds which were reinvested were not subject to income tax and social contribution, which explains the significant difference in the effective tax rates in the comparative period. As mentioned in Explanatory note 27 - Provisions, contingent liabilities and contingent assets, since August 2024, companies in the group have obtained favorable decisions exempting them from collecting IRPJ and CSLL on amounts determined as government grants related to tax benefits called ICMS presumed credits, in accordance with Law No. 14,789/2024. At the end of the 2024 fiscal year, only the amounts related to federal tax incentives and state incentives not categorized as presumed credits were allocated to retained earnings, as per note 22 - Changes in equity.

•	Taxation on a universal basis and other adjustments related to foreign subsidiaries: this line item shows the additional income taxes due in Brazil on the income of foreign-controlled entities, in accordance with Law No. 12,973/14. It also includes local permanent adjustments to foreign companies consolidated within the group, as well as the effects arising from some of these companies having a functional currency that differs from the currency used for tax calculations.

•	Income tax incentives: this line item primarily refers to tax incentives related to income tax granted by the Brazilian Federal Government to promote regional development in certain areas of the North and Northeast of the country. These incentives are recorded in the results on an accruals basis and allocated to retained earnings, as per item (22.3.3) "Tax Incentives" within note 22 - Changes in equity.

•	Withholding income tax: this balance is mainly related to tax due on dividends to be distributed by subsidiaries located outside of Brazil under local tax legislation. The recorded amounts in 2024 mainly relate to withholding tax on dividends distributed in 2024 and to exchange differences on deferred income tax related to the undistributed profits of subsidiaries.

•	Deductible interest on capital (“IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of IOC, which is deductible for income tax purposes. The amount of IOC is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes. On December 29, 2023, Federal Law No. 14,789/23 was enacted, and became effective from January 1, 2024, limiting the equity accounts that may be considered for the purposes of the calculation of IOC.

•	Effects of the application of IAS 29 (hyperinflation): the Company’s subsidiary in Argentina operates in a hyperinflationary economy, and is thus subject to the monetary correction of its non-financial assets and liabilities, its equity and its statement of income, which is sometimes reflected in the consolidated effective tax rate, implying variation between periods.

AMBEV S.A.

13.2 Deferred income tax and social contribution

The amounts of deferred income tax and social contribution for each type of temporary difference are as follow:

	2024			2023
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	7.3	-	7.3	8.2	-	8.2
Intangibles	-	(2,141.9)	(2,141.9)	-	(1,369.7)	(1,369.7)
Employee benefits	971.6	-	971.6	856.5	-	856.5
Trade payables	3,880.2	-	3,880.2	2,843.8	(3.3)	2,840.5
Trade receivables	35.1	(6.7)	28.4	43.8	(7.0)	36.8
Derivative financial instruments	37.7	(246.1)	(208.4)	31.1	(77.2)	(46.1)
Interest-bearing loans and borrowings	8.8	-	8.8	7.5	-	7.5
Inventories	307.0	(205.9)	101.1	268.6	(59.6)	209.0
Property, plant and equipment	1,189.6	(2,459.0)	(1,269.4)	714.2	(1,837.2)	(1,123.0)
Withholding tax on undistributed profits and royalties	-	(2,255.0)	(2,255.0)	-	(1,385.5)	(1,385.5)
Investments in associates and joint ventures	-	(383.7)	(383.7)	-	(383.7)	(383.7)
Tax losses carried forward	3,849.7	-	3,849.7	4,383.3	-	4,383.3
Provisions	1,537.9	(4.5)	1,533.4	1,026.3	(4.6)	1,021.7
Impact of the adoption of IFRS 16 “Leases”	-	(47.1)	(47.1)	14.5	(19.7)	(5.2)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(121.6)	(121.6)	-	(228.5)	(228.5)
Other items	289.3	(558.7)	(269.4)	266.5	(437.1)	(170.6)
Gross deferred tax assets/(liabilities)	12,114.2	(8,430.2)	3,684.0	10,464.3	(5,813.1)	4,651.2
Netting by taxable entity	(3,422.5)	3,422.5	-	(2,494.7)	2,494.7	-
Net deferred tax assets/(liabilities)	8,691.7	(5,007.7)	3,684.0	7,969.6	(3,318.4)	4,651.2

Most of the tax losses and negative social contribution bases for the calculation of deferred income tax and social contribution are not subject to a statute of limitations. The use of credits related to tax losses is based on the existence of projected future taxable profits, and is limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections for the Company's businesses in the economies in which they are located, and thus follows the fiscal and accounting rules in the respective jurisdictions.

In the course of tax proceedings, the Brazilian tax authorities unilaterally offset the total amount of R$268.6 of deferred tax assets on the tax losses recorded by the Company. On a taxable basis, this is equivalent t R$790.0, which is the balance as at December 31, 2023, given that there was no new offsetting in 2024. These proceedings represent a possible loss.

Management’s critical estimates regarding the main contingent uncertain income tax treatments are disclosed in notes 27.2 - Contingencies.

AMBEV S.A.

13.2.1 Realization of deferred taxes

As at December 31, 2024 the deferred tax assets and liabilities are expected to be utilized/settled, as follows:

	2024
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	7.3	7.3
Intangibles	(1.9)	(2,140.0)	(2,141.9)
Employee benefits	226.8	744.8	971.6
Trade payables	(301.3)	4,181.5	3,880.2
Trade receivables	17.5	10.9	28.4
Derivative financial instruments	(225.1)	16.7	(208.4)
Interest-bearing loans and borrowings	0.1	8.7	8.8
Inventories	122.2	(21.1)	101.1
Property, plant and equipment	(4.5)	(1,264.9)	(1,269.4)
Withholding tax on undistributed profits and royalties	-	(2,255.0)	(2,255.0)
Investments in associates and joint ventures	-	(383.7)	(383.7)
Provisions	997.3	536.1	1,533.4
Impact of the adoption of IFRS 16 “Leases”	-	(47.1)	(47.1)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(121.6)	(121.6)
Other items	57.4	(326.8)	(269.4)
Total	888.5	(1,054.2)	(165.7)

Deferred tax related to tax losses carried forward	2024
2025	1,380.1
2026	597.1
2027	206.7
2028	142.9
2029 to 2031	510.6
2032 onward	1,012.3
Total	3,849.7

AMBEV S.A.

13.2.2 Net change in deferred taxes

The net change in deferred income tax and social contribution is as follows:

At December 31, 2022	2,713.1
Recognition of actuarial gains/(losses)	24.4
Investment hedge – put options granted on subsidiaries	(155.9)
Cash flow hedge – gains/(losses)	83.2
Gains/(losses) on cumulative translation adjustments (“CTA”)	553.9
Recognized in other comprehensive income	505.6
Recognized in the income statement	2,002.4
Changes recognized directly in the balance sheet	(569.9)
Recognized in deferred tax	(476.3)
Effects of the application of IAS 29 (hyperinflation)	(476.3)
Recognized in the other balance sheet group	(93.6)
At December 31, 2023	4,651.2
Recognition of actuarial gains/(losses)	(23.2)
Cash flow hedge – gains/(losses)	(423.1)
Gains/(losses) on cumulative translation adjustments (“CTA”)	879.8
Recognized in other comprehensive income	433.5
Recognized in the income statement	(109.4)
Changes recognized directly in the balance sheet	(1,291.3)
Recognized in deferred tax	(889.1)
Effects of the application of IAS 29 (hyperinflation)	(889.1)
Recognized in the other balance sheet group	(402.2)
At December 31, 2024	3,684.0

13.2.3 Deferred tax assets related to tax losses

Beyond the tax credits related to tax losses effectively recognized as part of the amounts disclosed above, any other tax credits related to tax losses were not recorded in the balance sheets due to their low probability of realization, based on Management’s assessment. As at December 31, 2024, the accumulated balance of these credits represented R$867.0 in taxable value (R$669.0 in 2023 and R$875.3 in 2022) equivalent to a taxable basis of R$3,310.1 in 2024 (R$2,521.0 in 2023 and R$3,359.5 in 2022).

Accounting policies

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or in other equity accounts. In these cases, the tax effects are also recognized directly in comprehensive income or in equity accounts (except for interest on shareholders’ equity. See note 22- Changes in equity.

Deferred income taxes are calculated on temporary differences between their calculation bases and the Company's accounting data. Deferred tax assets are recognized only to the extent that is probable that future taxable profits will be available against which they can be utilized. The amounts of deferred income tax assets are reduced to the extent that it is no longer probable that such future taxable profits will be available. The existence of future taxable income is projected based on a technical study approved by the Company's Management.

IAS 12 - Income Taxes prescribes that deferred tax liability on goodwill recognition or deferred tax asset/liability shall be recorded: (1) upon the initial recognition of an asset or liability in a transaction other than a business combination that, at the time of the transaction, affects neither the accounting nor the taxable profit or loss; or (2) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectations regarding the realization or settlement of temporary differences, using currently or substantially enacted tax rates.

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

The company is subject to income tax in numerous jurisdictions, and judgment is required to determine the Company’s required worldwide provision for income tax. Some of the Company's subsidiaries are involved in tax audits, usually in relation to prior years. These audits are ongoing in various jurisdictions as at the balance sheet reporting date and, by their nature, can take a considerable time to be completed.

Uncertainty regarding the treatment of income taxes

The Company applies the provisions of IFRIC 23 - Uncertainty on the Treatment of Income Taxes regarding the calculation of income taxes (uncertain tax treatments), as disclosed in note 27.2 – Contingencies – Uncertainty regarding the treatment of IRPJ and CSLL.

Rules of “Pillar Two”

In December 2021, the Organization for Economic Cooperation and Development (“OECD”), as part of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) project, published the Global Anti-Base Erosion Model Rules (“GloBE”), which are part of the broader project known as “Pillar Two” with the aim of establishing a shared approach to international corporate taxation, ensuring that multinational economic groups within the scope of these rules pay income taxes at a minimum effective rate of 15% in each country in which they operate. These rules must be enacted locally in each signatory country through applicable legislation, with some already having enacted internal laws for implementation, or being in the process of discussion and approval.

In May 2023, the IASB® issued scope amendments to IAS 12 - Income Taxes to allow a temporary exemption from the accounting treatment of deferred income taxes arising from legislation enacted or substantially enacted for the purposes of the implementation of the OECD's Pillar Two, and this exemption has been adopted by the Group.

For the Group, the rules of Pillar Two are effective in 2024 in some jurisdictions, but with no material impacts until December 31, 2024. In Brazil, in October 2024 Provisional Measure No. 1,262/24 and RFB Normative Instruction No. 2,228/24 were published, effective from January 1, 2025, with the aim of adapting Brazilian tax legislation to the GloBE rules, and establishing an additional social contribution on income rate to ensure a minimum effective tax rate of 15% domestically. In December 2024, Law No. 15,079/24 was enacted, establishing the domestic minimum taxation rate for calendar years 2025 and onwards, replacing the aforementioned Provisional Measure. The Company’s analysis of the potential impact of this new legislation on its financial statements from 2025 will be conducted over the period, with no material impacts anticipated at this time. In the Brazilian jurisdiction, since the legislation will take effect in the calendar year 2025, there are no impacts for the fiscal year 2024.

AMBEV S.A.

14.	PROPERTY, PLANT AND EQUIPMENT

	2024	2023
Property, plant and equipment	27,134.5	23,662.7
Right of use assets	3,035.7	2,967.5
	30,170.2	26,630.2

AMBEV S.A.

14.1 Changes in the carrying amounts of property, plant, and equipment

									Carrying amount
	At December 31, 2022	Cumulative translation adjustments (“CTA”)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Land and buildings	9,698.3	(1,485.2)	663.1	44.7	(481.6)	(3.7)	800.6	9,236.2	14,287.8	(5,051.6)
Plant and equipment	11,589.1	(1,726.7)	779.4	1,230.2	(3,533.4)	(39.1)	2,488.8	10,788.3	39,509.2	(28,720.9)
Fixtures and accessories	1,323.9	(193.4)	86.5	56.4	(541.6)	(13.5)	373.7	1,092.0	7,074.2	(5,982.2)
Under construction	4,350.0	(311.7)	120.2	3,283.9	-	(3.4)	(4,892.8)	2,546.2	2,546.2	-
	26,961.3	(3,717.0)	1,649.2	4,615.2	(4,556.6)	(59.7)	(1,229.7)	23,662.7	63,417.4	(39,754.7)

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (“CTA”)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation
Land and buildings	9,236.2	635.4	1,165.8	38.2	(496.3)	(35.1)	585.5	11,129.7	17,204.8	(6,075.0)
Plant and equipment	10,788.3	744.0	1,238.5	720.5	(3,903.7)	(4.1)	2,971.3	12,554.8	49,135.9	(36,580.6)
Fixtures and accessories	1,092.0	62.3	95.3	75.5	(567.1)	(21.9)	192.0	928.1	7,882.7	(6,954.9)
Under construction	2,546.2	145.9	173.1	3,415.2	-	-	(3,758.5)	2,521.9	2,521.6	-
	23,662.7	1,587.6	2,672.7	4,249.4	(4,967.1)	(61.1)	(9.7)	27,134.5	76,745.0	(49,610.5)

AMBEV S.A.

14.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2022	Cumulative translation adjustments (“CTA”)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2023	Acquisition cost	Depreciation
Buildings	1,350.8	(49.5)	12.0	343.0	(451.8)	(30.5)	(1.8)	1,172.2	2,925.9	(1,753.7)
Machinery, vehicles and others	1,743.6	(32.7)	15.5	1,313.8	(773.9)	(475.5)	4.5	1,795.3	3,534.4	(1,739.1)
Total	3,094.4	(82.2)	27.5	1,656.8	(1,225.7)	(506.0)	2.7	2,967.5	6,460.3	(3,492.8)

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (“CTA”)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation
Buildings	1,172.2	102.8	4.2	449.2	(442.2)	(46.4)	(4.5)	1,235.3	3,474.4	(2,239.1)
Machinery, vehicles and others	1,795.3	47.0	27.3	836.8	(877.9)	(26.8)	(1.3)	1,800.4	4,412.7	(2,612.3)
Total	2,967.5	149.8	31.5	1,286.0	(1,320.1)	(73.2)	(5.8)	3,035.7	7,887.1	(4,851.4)

AMBEV S.A.

Accounting policies

a) Property, plant and equipment

Property, plant and equipment are measured at cost, less accumulated depreciation and impairment losses. The cost includes the purchase price, borrowing costs incurred during the construction period, and any other costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by Management (e.g. non-refundable tax, transportation and the costs of dismantling, removal and site restoration, if applicable). The cost of a self-constructed asset is determined using the same principles as an acquired asset. The depreciation method, and residual value, as well as the useful lives, are reassessed, and adjusted if appropriate, on an annual basis. Property, plant and equipment, and depreciation include the effects of using the predecessor basis of accounting (see note 3.2.5.1).

a.1) Subsequent expenditure

The Company recognizes in the carrying amount of an item of property, plant and equipment the cost of replacing a component of such an item if it is probable that the future economic benefits of the component will flow to the Company, and if the cost of the component can be measured reliably. All other costs are expensed they are incurred.

a.2) Depreciation

The depreciable amount is the cost of an asset less its residual value. Depreciation is calculated from the date on which the asset is available for use, using the straight-line method over its estimated useful life. The estimated useful lives of the major classes of property, plant and equipment are as follow:

Buildings	25 years
Machinery and equipment	15 years
Facilities	10 years
Fittings	10 years
Returnable packaging/commercial assets	2 - 5 years

Land is not depreciated, since it is deemed to have an indefinite useful life.

Assets’ residual values and useful lives are reviewed when necessary.

a.3) Gains and losses on sale

Gains and losses on sales are determined by comparing the transaction results with the carrying amounts, and are recognized in Other operating income/(expenses) in the income statement.

b) Leases

The Company recognizes the right-of-use asset and a corresponding lease liability related to all lease contracts in which it is the lessee, except for short-term leases (defined as leases with terms of 12-month or less) and low value assets leases. To these leases, Company recognizes the lease payments as operating expenses over the life of the lease.

Right-of-use assets are initially measured at cost, which includes the initial amount of the lease liability adjusted to reflect any lease payments made at or before the commencement date. The asset is subsequently depreciated on a straight-line basis over the lease term or until the end of the asset's useful life.

The Company’s main leases relate to trucks, forklifts, real estate, commercial vehicles and industrial equipment.

AMBEV S.A.

The lease liability is initially measured based on the present value of the lease payments, discounted using the rate implicit in the lease. If the rate cannot be promptly determined, the Company uses an incremental loan rate that is specific to the country, term and currency of the contract, or to other local criteria.

Lease payments include fixed payments, less any lease incentives, variable lease payments that depend on an index or known rate as at the commencement date, and purchase option or extension option payments, if the Company is reasonably certain to exercise these options. In general, the contracts require the annual readjustment of payments at specified rates.

A lease liability is remeasured following any change to the lease term, or to the future payments, or upon the alteration of any index or rate used to determine the payments, with a corresponding adjustment made to the related right-of-use asset.

The Company applies IAS 36 - Impairment of Assets to determine whether a right-of-use asset is subject to impairment, and to record any eventual impairment losses.

The lease liability is reported in the “Interest-bearing loans and borrowing” line item, and right-of-use assets are reported in the “Property, plant and equipment” line item in the balance sheet.

15.	GOODWILL

	2024	2023

Balance at the end of the previous year	38,003.6	40,594.0
Effects of cumulative translation adjustments (“CTA”)	3,723.6	(4,067.9)
Effects of the application of IAS 29 (hyperinflation)	2,628.9	1,481.1
Acquisitions/(write-offs)	(13.4)	(3.6)
Balance at the end of the year	44,342.7	38,003.6

The carrying amount of goodwill was allocated to the different Cash-generating units (“CGUs”) as follows:

	Functional currency	2024	2023

Brazil		17,685.4	17,698.8
Goodwill	BRL	102,928.0	102,941.4
Transactions with non-controlling interest (i)	BRL	(85,242.6)	(85,242.6)

CAC:		6,784.0	5,488.4
Dominican Republic	DOP	4,631.4	3,805.5
Panama	PAB	2,152.6	1,682.9

Latin America - South:		8,329.4	5,016.4
Argentina	ARS	4,816.2	2,183.8
Bolivia	BOB	2,190.3	1,712.5
Chile	CLP	54.6	47.9
Paraguay	PYG	1,059.9	888.2
Uruguay	UYU	208.4	184.0

Canada	CAD	11,543.9	9,800.0
		44,342.7	38,003.6

(i)	This balance refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

Assets with indefinite useful lives represent approximately 27% of the total consolidated assets at December 31, 2024 (29% at December 31, 2023).

AMBEV S.A.

Accounting policies

Goodwill arises on acquisitions of subsidiaries, associates, and joint arrangements, and is calculated based on the excess of the sum of: (i) the consideration transferred in exchange for control of the acquired entity; plus (ii) the amount of any non-controlling interest in the acquired entity (when applicable); plus (iii) the fair value, at the acquisition date, of any previous equity interest in the acquired entity, over the fair value of the identifiable net assets acquired and liabilities assumed, measured according to IFRS 3 - Business Combinations as at the acquisition date.

Business combinations are recognized by applying the acquisition method. If the company's share of the net fair value of the recognized assets, liabilities, and contingent liabilities exceeds the cost of the business combination, this excess is immediately recognized in the income statement. In a business combination, assets with indefinite useful lives are allocated at the acquisition date to each CGU which expected to benefit from the synergies of the business combination.

In compliance with IFRS 3 - Business Combinations, goodwill is recorded at cost and not amortized, but is tested for impairment at least annually, or whenever there are indications that the CGU to which the goodwill has been allocated could be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of any goodwill relating to the entity sold.

For associates and joint ventures, goodwill is included in the carrying amount of the investment in such associate/joint venture.

Goodwill is expressed in the functional currency of the CGU or joint operation to which it relates, and is then translated into Reais using the year-end exchange rate.

Expenditure on internally generated goodwill is expensed as it is incurred.

Goodwill includes the effects of applying the predecessor basis of accounting (see note 3 (3.2.5.1)).

16.	ANNUAL IMPAIRMENT TESTING

For the year ended December 31, 2024, the Company performed impairment testing of the non-current assets of the Group for CGUs to which assets with indefinite useful lives were allocated, as well as for other CGUs that showed indications of impairment. The Company assesses both internal and external sources of information for indications of impairment, in accordance with IAS 36 - Impairment of Assets. Although the Company believes that its judgments, assumptions, and estimates are appropriate, the actual results may differ from these estimates under different market or macroeconomic conditions.

Impairment testing is conducted annually based on the information available as of September of each calendar year. Following the assessment conducted in the fiscal year 2024 the Company did not identify any scenarios indicating impairment or the reversal of impairment losses for its assets or CGUs.

The Company cannot predict whether an event will trigger impairment, when it will occur, or how it will affect the reported value of an asset. Although any changes in the estimates used may have a significant impact on the fair value calculation and trigger a reduction in the recoverable amount, the Company, based on the sensitivity analysis conducted, is not aware of any likely changes in key assumptions that could result in a carrying amount that is greater than the recoverable amount.

AMBEV S.A.

16.1 Assets with definite useful lives

The company did not identify impairment indicators in assets with definite useful lives.

16.2 Assets with indefinite useful lives

16.2.1 Methodology

The methodology used by the Company to determine the recoverable amounts of all of its CGUs involves calculating the fair value less costs to sell, using earnings before interest, taxes, depreciation and amortization (“EBITDA”) multiples observed in the market for previous comparable business transactions in both the domestic and international brewing industry. The values used by the Company for this approach are based on external sources of information, and thus this measurement is classified at Level 2 of the fair value hierarchy, since the main source of information used by the Company to determine the recoverable amount was the EBITDA multiples observed in transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with an invested capital greater than seven times their EBITDA should have their recoverable amounts determined based on the fair value less costs to sell approach, in order to determine whether this value exceeds the carrying amount. Based on the most recent analysis carried out by the Company, for the year 2024, only Chile and Panama met the predetermined criteria. CGU Brazil was also included in the scope of testing, as it is the most representative CGU of the Group.

In addition, for the Brazil, Panama and Chile CGUs, the Company used discounted cash flow projections to determine the recoverable amounts, in order to corroborate the conclusions of the fair value less costs to sell approach that the carrying amounts of these CGUs do not exceed their recognized carrying amounts.

16.2.2 Key assumptions

The key judgments, estimates and assumptions applied to the discounted cash flow calculations of these CGUs are as follow:

▪	The first year of the model is based on Management's best estimate of the cash flow for the current year.

▪	From the second to the tenth year of the model, the cash flow is based on the Ambev’s short and long-term strategic plans, approved by the Management. Ambev's strategic plans are prepared by country, and are based on external sources of information regarding macroeconomic assumptions, industry trends, inflation and foreign exchange rates, past experience and initiatives in terms of market share, revenue, costs, and working capital assumptions.

▪	For subsequent years, the Group makes perpetual projections using the expected inflation rate for each country.

▪	Projections are made in U.S. dollars and discounted at the unit's weighted average cost of capital (“WACC”), taking into account the sensitivities of this metric.

CGU	2024
Chile	9.64%
Panama	10.88%
Brazil	12.09%

AMBEV S.A.

16.2.3 Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was carried out using a 0.5 percentage point increase/decrease in the discount rate. In all scenarios, the value of cash flow exceeded the carrying amounts of the CGUs. Based on this analysis, there is no need to record any provision for impairment of these assets.

Accounting Polices

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets without defined useful lives are reviewed at least annually to identify any indications of impairment. If there any such indications are identified, the asset’s recoverable amount is estimated, and the non-recoverable amount is recognized as an impairment loss in the income statement. This assessment is performed for assets either individually or per CGU, which represents the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

Goodwill, intangibles not yet available for use, and intangible assets with indefinite useful lives are tested at least annually for impairment at the business unit level (one level below the reportable segment level) or whenever there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related CGU exceeds its recoverable amount. Impairment losses are recognized in the statement of income.

The recoverable amounts of intangibles with indefinite useful lives are primarily based on the fair value criterion, where multiples reflecting current market transactions are applied to indicators determining the asset's profitability or the flow of royalties that could be obtained by licensing the intangible asset to third parties under normal market conditions.

The recoverable amounts of other assets are determined as the higher of their fair value less costs to sell and their value in use. For assets that do not generate substantial independent cash inflows, the recoverable amount is allocated to the CGU to which the asset belongs. The recoverable amounts of the CGUs to which goodwill and intangibles with indefinite useful lives belong are based on their fair value less costs to sell, using EBITDA multiples observed in the market for previous business combinations involving comparable businesses in the brewing industry. For some CGUs, these calculations are corroborated using the fair value less costs to sell approach, where the cash flows of these CGUs are discounted to present value using a pre-tax discount rate that reflects current valuation models for the time value of money, and the risks specific to the asset.

The recognition of impairment losses at the CGU first reduces the amount of goodwill allocated to the CGUs, and subsequently impact the carrying amounts of the assets within the unit. Reversals of previously recognized impairments may occur, except for impairment losses on goodwill due to expected future profitability. Non-financial assets are reviewed for possible impairment reversals at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined net of depreciation or amortization.

AMBEV S.A.

17.	INTANGIBLES

									Carrying amount
	At December 31, 2022	Effects of movements in foreign exchange in the balance sheet	Effects of the application of IAS 29 (hyperinflation)	Additions	Amortization	Disposal	Transfers	At December 31, 2023	Acquisition cost	Amortization
Brands	6,163.1	(1,838.5)	808.6	73.9	-	-	-	5,207.1	5,207.1	-
Intangibles	571.7	(33.5)	-	869.3	(56.7)	-	-	1,350.8	4,087.0	(2,736.2)
Software	2,134.1	(344.6)	176.2	37.0	(573.5)	(0.9)	976.5	2,404.8	4,954.2	(2,549.4)
Others	353.3	(32.9)	11.0	487.7	(56.4)	(0.7)	317.0	1,079.0	1,837.9	(758.9)
Total	9,222.2	(2,249.5)	995.8	1,467.9	(686.6)	(1.6)	1,293.5	10,041.7	16,086.2	(6,044.5)

									Carrying amount
	At December 31, 2023	Effects of movements in foreign exchange in the balance sheet	Effects of the application of IAS 29 (hyperinflation)	Additions	Amortization	Disposal	Transfers	At December 31, 2024	Acquisition cost	Amortization
Brands	5,207.1	824.2	1,428.7	-	-	-	(73.8)	7,386.2	7,386.3	-
Intangibles	1,350.8	214.7	-	-	(51.4)	-	-	1,514.1	4,417.8	(2,903.6)
Software	2,404.8	43.4	284.4	3.0	(759.1)	(0.5)	1,277.9	3,253.9	7,128.6	(3,874.6)
Others	1,079.0	33.5	24.1	504.7	(36.5)	-	(1,228.3)	376.5	1,570.2	(1,194.0)
Total	10,041.7	1,115.8	1,737.2	507.7	(847.0)	(0.5)	(24.2)	12,530.7	20,502.9	(7,972.2)

AMBEV S.A.

Intangibles with indefinite useful lives

The carrying values of intangible assets in the form of brands with indefinite useful lives were allocated to the following CGUs:

	2024	2023
Argentina	2,765.0	1,303.7
Bolivia	1,061.6	830.0
Brazil	-	73.9
Canada	230.5	195.7
Chile	80.7	70.7
Luxembourg	339.6	339.6
Paraguay	602.1	504.7
Dominican Republic	1,740.1	1,431.5
Panama	425.9	333.0
Uruguay	140.8	124.3
	7,386.3	5,207.1

Intangible assets with indefinite useful lives have been tested for impairment on a CGU level basis, which is consistent with the approach described in note 16 – Impairment of Non-Financial Assets.

In 2024, in order to update and enhance the Company's technological environment, the Company continued with the scheduled implementation of the new version of its main Enterprise Resource Planning (“ERP”) system – S/4HANA, a SAP platform, with the related capitalizable investments recorded as intangible assets in the line item “Software”. The implementation is necessary in order to update and enhance the Company's technological environment. As in the previous period, Management conducted several assessments of the implementation throughout the year, including from an internal control perspective, in order to mitigate the risks associated with this type of update, such as operational risks, operational disruption risks, data integrity risks, and regulatory compliance risks.

Accounting policies

The intangibles are recognized at their cost of acquisition, net of accumulated amortization and impairment losses.

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Licenses, supply, and distribution rights are amortized over the period during which such rights exist, based on the contract terms, which generally vary from 1 to 8 years. In general, brands are considered to have indefinite lives, and therefore are not amortized. Software and capitalized development costs related to technology are amortized over a period of between 3 and 10 years. Items that are not amortized are tested for impairment on an annual basis.

Net gains on sales of intangible assets are disclosed in the income statement as other operating income. Net losses on sales are included as other operating expenses. Net gains and losses are recorded in the income statement at the time when control is transferred to the buyer, provided that counterpart recovery is possible and the associated costs can be reliably estimated.

a) Brands

The Company is the owner of some of the world’s leading brands markets in which it operates. These brands are expected to generate positive cash flow for as long as the Company owns them, and as such they have been assigned indefinite useful lives. The most representative brands recorded based on the determination of the fair values of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay, Paceña and Huari in Bolivia, and Presidente and Presidente Light in the Dominican Republic.

AMBEV S.A.

When a portion of the consideration paid in a business combination relates to brands, this amount is recognized in a specific Intangible Assets account, and measured at its fair value as at the acquisition date. Subsequently, the value of brands can be reduced in the case of impairment losses. Internal expenditure on brand development is recognized within expenses.

b) Software

Purchased software is measured at cost less accumulated amortization. Amortization related to software is included in the cost of sales, commercial expenses or administrative expenses, depending on the type of business activity which the software is intended to support.

Expenditure related to software maintenance is recognized within expenses as it is incurred. Expenditure on development, such as the cost of employees allocated to software development, which are directly attributed to specific, identifiable software controlled by the Company, is recognized as an intangible asset.

c) Commercial intangibles

The Company and its subsidiaries may recognize supply rights, which consist of the right to supply products to a customer and the customer's commitment to purchase the products. Additionally, the Group may recognize distribution rights, which are rights to sell specific products in a certain territory, including sponsorship rights.

d) Other intangible assets

Other intangibles acquired by the Company are measured at their acquisition cost, less accumulated amortization and any impairment losses.

18.	RECOVERABLE TAXES

	2024	2023
Exclusion of ICMS from PIS/COFINS (i)	6,790.1	6,490.4
PIS/COFINS	148.1	2.1
ICMS	378.2	436.5
Income tax and social contributions	2,922.6	4,087.0
Other	265.0	309.1
Non-current	10,504.0	11,325.1

Exclusion of ICMS from PIS/COFINS (i)	307.7	219.0
PIS/COFINS	134.6	170.4
ICMS	359.9	426.9
IPI	119.6	112.5
Income tax and social contributions	2,582.1	2,436.6
Other	78.4	70.3
Current	3,582.3	3,435.7

Total	14,086.3	14,760.8

(i)	Over the past few years, as previously disclosed, the Company has recognized in its results PIS/COFINS credits arising from the exclusion of ICMS, including in the form of tax substitutions, from the calculation bases of these contributions. These tax credits are recorded against the recoverable taxes in the balance sheet, in the PIS/COFINS – ICMS exclusion line, as shown in the table above. The amounts that have not yet been offset substantially refer to tax credits from Regime Especial de Tributação de Bebidas Frias (“REFRI”), for the period from 2009 to 2015, in relation to which a lawsuit is currently in the expert examination phase.

AMBEV S.A.

Accounting policies

Recognition of assets and liabilities relating to prior year tax debits or credits

The accounting policy applied by the Company considers prior year tax credits and debits of any nature as determined by IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, except for income taxes, which are subject to the policy disclosed in note 13 – Income tax and social contribution.

According to this policy, tax credits are recognized only when Management: (i) has elements that guarantee that obtaining the credit is virtually certain; and (ii) the amount to be offset or refunded can be reliably measured. In cases where the recovery of the asset is only probable, or where the amount cannot be reliably measured, the amounts are not recognized in the account, and instead are presented only in note 27 - Provisions, Contingent Liabilities and Contingent Assets related to contingent assets. Management understands that, in cases of lawsuits involving contingent assets, a final and unappealable decision on a specific lawsuit filed by the Company is required to confirm the existence of such rights, except where specific circumstances pertinent to the case allow the recognition of its rights with a sufficient degree of objectivity and reliability.

To measure the amounts of prior year tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

Debts of the same nature are recognized if: (i) they arise from a past event; (ii) there is a present obligation; (iii) an outflow of resources is probable; and (iv) the amount can be reliably estimated. If the expectation of disbursement is only possible, or the amount cannot be reliably measured, the amounts are presented in note 27 - Provisions, Contingent Liabilities, and Contingent Assets.

Both contingent assets and liabilities are assessed periodically to ensure that they are appropriately reflected and disclosed in the financial statements.

The accounting policy for the recognition of assets and liabilities arising from prior year tax credits and debits of any nature are recorded as “Other operating income/(expenses)”, except for amnesty payments and similar settlements, which are recorded as exceptional items, given their one-off nature, as per the accounting policy disclosed in note 8 – Exceptional items.

19.	INVENTORY

	2024	2023

Finished goods	3,903.2	2,990.3
Work in progress	739.0	826.5
Raw materials and consumables	5,622.2	4,599.9
Spare parts and others	996.5	806.9
Inventory in transit and prepayments	570.0	537.9
Impairment losses	(141.1)	(142.5)
	11,689.8	9,619.0

The changes in impairment losses on inventory are as follow:

	2024	2023
Balance at the end of the previous year	(142.5)	(160.2)
Effects of cumulative translation adjustments (CTA)	(16.7)	12.9
Provisions	(264.0)	(262.9)
Write-offs	282.1	267.7
Balance at the end of the period	(141.1)	(142.5)

AMBEV S.A.

Accounting policies

Inventory is initially recorded at its acquisition cost, and subsequently valued at the lower of its cost and its net realizable value. The cost includes any expenditure incurred to acquire the inventory, non-recoverable taxes, and the costs to bring it to the location and condition required for use. The weighted average method is used to determine the cost of inventory.

The cost of finished products and work in progress includes raw materials, other production materials, direct labor, other direct costs, gains and losses on derivative financial instruments, and an allocation of fixed and variable overheads based on the normal operating capacity. Fixed costs not allocated, or idle costs not held in inventory, are recognized directly in the income statement, as required by IAS 2- Inventories.

The net realizable value is the estimated selling price in the ordinary course of business, less the costs of bringing the inventory to the condition required for sale, and the selling costs. The calculation of the net realizable value takes into consideration the specific characteristics of each category of inventory, such as the expiry date, the remaining shelf life, and any indicators of slow-moving inventory, among others.

Provisions for impairment losses are constituted, when necessary, in compliance with the Company’s policies regarding write-offs, slow moving and obsolete inventory.

20.	TRADE RECEIVABLES

	2024	2023

Trade receivables	6,871.9	6,225.8
Bad debt provision	(839.9)	(721.0)
Trade receivables, net	6,032.0	5,504.8
Related parties (note 30)	237.9	236.7
Total current trade receivables	6,269.9	5,741.5

The ageing of current trade receivables is as follow:

	2024			2023
	Trade receivables	Bad debt provision	Trade receivables, net	Trade receivables	Bad debt provision	Trade receivables, net
No past due	5,388.1	-	5,388.1	5,129.5	-	5,129.5
Past due – within 30 days	397.2	-	397.2	283.4	-	283.4
Past due – between 31 - 60 days	189.9	-	189.9	66.3	-	66.3
Past due – between 61 - 90 days	58.8	(2.0)	56.8	33.2	(7.7)	25.5
Past due – between 91 - 180 days	70.2	(70.2)	-	6.5	(6.4)	0.1
Past due – between 181 - 360 days	77.1	(77.1)	-	46.6	(46.6)	-
Past due over 360 days	690.6	(690.6)	-	660.3	(660.3)	-
Net carrying amount as at December 31	6,871.9	(839.9)	6,032.0	6,225.8	(721.0)	5,504.8

The changes to the estimated loss on doubtful debts are as follow:

	2024	2023
Beginning balance	(721.0)	(679.1)
Effects of movements in foreign exchange in the balance sheet	(16.4)	12.3
Additions	(140.0)	(103.6)
Reversals	7.3	8.3
Write-offs	30.2	41.1
Final balance	(839.9)	(721.0)

AMBEV S.A.

The Company’s exposure to credit risk, currency and interest rate risk is disclosed in note 28 - Financial instruments and risks.

Accounting policies

Trade receivables are amounts due from customers for goods sold or services performed in the ordinary course of business. Trade receivables are recognized initially at the amount of the unconditional consideration to be received, unless the receivables contain significant financing components, in which case they are recognized at fair value.

The Company uses the simplified approach under IFRS 9 - Financial Instruments to measure expected credit losses, whereby impairment allowances for trade receivables are measured upon initial recognition on the basis of the expected 12-month credit losses. This is primarily based on past experience of credit losses, current data on overdue receivables, and credit score information. Prospective information (such as forecast economic performance indicators) is also taken into consideration if, based on past experience, these indicators show a strong correlation with actual credit losses. Typically, trade receivables which are outstanding for more than 90 days are fully provisioned.

If the security receiving deadline is equal to or less than a year, trade receivables are categorized in current assets. Otherwise, they are disclosed in non-current assets.

21.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

21.1 Cash and equivalents

	2024	2023
Short-term bank deposits (i)	16,977.6	8,973.6
Current bank accounts	11,395.4	6,818.3
Cash	222.7	267.1
Net cash and cash equivalents	28,595.7	16,059.0

(i)	The balance refers mostly to Bank Deposit Certificates (“CDBs”), which have high liquidity, are readily convertible into known amounts of cash, and are subject to an insignificant risk of changes in value.

The cash and cash equivalents balance amounted to R$6,455.9 at December 31, 2024 (R$3,767.7 at December 31, 2023), which is not freely transferable to the parent company due to remittance restrictions in Cuba and Argentina, although it is available for use in the local operations of the subsidiaries in question.

AMBEV S.A.

21.2 Investment securities

Investment securities	2024	2023

Investments in debt securities (i)	184.5	242.2
Non-current assets	184.5	242.2

Financial assets at fair value through profit or loss	1,170.5	277.2
Investments in debt securities	71.5	-
Current assets	1,242.0	277.2

Total	1,426.5	519.4

(i)	The balance refers substantially to financial investments linked to tax incentives that are not immediately convertible into a known amount of cash.

Accounting policies

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly liquid investments with due dates of less than 90 days, with an insignificant risk of changes in value, which are readily convertible into cash. Cash and cash equivalents are stated at their face values, which approximate their fair values.

Other financial investments that do not satisfy the criteria for classification as cash equivalents, for example, those with maturities longer than 90 days from the date on which they were contracted, are presented as financial investments. These assets are initially measured at fair value and, depending on how these resources are managed and the characteristics of the contractual cash flow, their categories may change:

•	Amortized cost: "non-derivative" financial assets held for the purpose of receiving contractual cash flow on specific dates (principal and interest).

•	Fair value through profit or loss: financial assets which the Company intends to sell. They are presented in current assets based on their expected realization.

Cash and cash equivalents and short-term investments are held at financial institutions with low credit risk, based or domiciled in Brazil or abroad. For the purposes of the cash flow statement, cash and cash equivalents are presented net of bank overdrafts, when applicable.

AMBEV S.A.

22.	CHANGES IN EQUITY

22.1 Issued capital

At 31 December 2024, the authorized issued capital, fully subscribed and paid-in, amounting to R$58,226.0 (R$58,177.9 in 2023 and R$58,130.5 in 2022) was composed of 15,757.7 common shares (15,753.8 in 2023 and 15,750.2 in 2022), book entry, nominative, without nominal value, distributed as follows:

	2024		2023		2022
Shareholder	Millions of common shares	%	Millions of common shares	%	Millions of common shares	%
Interbrew International B.V.	8,441.7	53.6%	8,441.7	53.6%	8,441.8	53.6%
Ambrew S.A.R.L.	1,287.7	8.2%	1,287.7	8.2%	1,287.7	8.2%
Fundação Zerrenner	1,610.0	10.2%	1,610.0	10.2%	1,610.0	10.2%
Market (free float)	4,388.4	27.9%	4,410.0	28.0%	4,402.2	27.9%
Treasury shares	29.8	0.2%	4.4	0.0%	8.5	0.1%
	15,757.6	100.0%	15,753.8	100.0%	15,750.2	100.0%

		2024		2023		2022
	Millions common shares	Millions Reais	Millions common shares	Millions Reais	Millions common shares	Millions Reais

Opening balance	15,753.8	58,177.9	15,750.2	58,130.5	15,744.4	58,042.5
Capital increase (i)	3.8	48.1	3.6	47.4	5.8	88.0
Balance at the end of the period	15,757.6	58,226.0	15,753.8	58,177.9	15,750.2	58,130.5

(i)	Capital increase related to the issue of shares, under with share-based payment programs.

22.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2022	(1,037.8)	53,662.8	700.9	1,861.3	55,187.2
Capital increase to grants of shares	-	-	-	(64.2)	(64.2)
Purchases of shares, results from treasury shares and share-based payments	(35.6)	-	-	252.4	216.8
At December 31, 2022	(1,073.4)	53,662.8	700.9	2,049.5	55,339.8
Capital increase to grants of shares	-	-	-	(32.9)	(32.9)
Share buybacks, results from treasury shares and share-based payments	61.6	-	-	111.2	172.8
At December 31, 2023	(1,011.8)	53,662.8	700.9	2,127.8	55,479.7
Gains/(losses) of controlling interest	-	-	-	2.0	2.0
Share buybacks, results from treasury shares and share-based payments	(320.9)	-	-	175.7	(145.2)
At December 31, 2024	(1,332.7)	53,662.8	700.9	2,305.5	55,336.5

AMBEV S.A.

22.2.1 Purchases of shares and results from treasury shares

Treasury shares represent the Company’s own issued shares which have been reacquired by the Company, and the results of treasury shares relate to gains and losses on share-based payment transactions and others. The changes in treasury shares are as follow:

	Acquisition/(Realization of shares)		Results from Treasury Shares	Total Treasury Shares
	Millions shares	Millions Brazilian Reais	Millions shares	Millions Brazilian Reais
At January 1, 2022	5.8	(98.3)	(939.5)	(1,037.8)
Changes during the year	2.7	(33.5)	(2.1)	(35.6)
At December 31, 2022	8.5	(131.8)	(941.6)	(1,073.4)
Changes during the year	(4.1)	68.8	(7.2)	61.6
At December 31, 2023	4.4	(63.0)	(948.8)	(1,011.8)
Changes during the year	25.4	(302.7)	(18.3)	(321.0)
At December 31, 2024	29.8	(365.7)	(967.1)	(1,332.8)

22.2.2 Share premium

The share premium refers to the difference between the subscription price paid by the shareholders for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or for the redemption, reimbursement or repurchase of shares.

22.2.3 Share-based payment

Different share-based payment programs allow the Group’s senior Management to acquire shares in the Company. The share-based payment reserve recorded a charge of R$392.5 in 2024 (R$331.6 and R$313.9 in 2023 and 2022, respectively) (note 25 - Share-based payments).

22.3 Net income reserves

	Profit reserves
	Investments reserve	Legal reserve	Fiscal incentive	Total
At January 1, 2022	18,359.2	4.5	12,827.9	31,191.6
Fiscal incentives reserve	-	-	2,018.7	2,018.7
Investments reserve	3,696.7	-	-	3,696.7
At December 31, 2022	22,055.9	4.5	14,846.6	36,907.0
Fiscal incentives reserve	-	-	2,552.7	2,552.7
Investments reserve	3,730.2	-	-	3,730.2
At December 31, 2023	25,786.1	4.5	17,399.3	43,189.9
Fiscal incentives reserve	-	-	108.1	108.1
Investments reserve	10,339.1	-	-	10,339.1
At December 31, 2024	36,125.2	4.5	17,507.4	53,637.1

22.3.1 Investments reserve

Based on the net income after applicable deductions, there will be a target of allocating of no more than 60% (sixty per cent) of the adjusted net profit to the investment reserve for the purpose of financing the expansion of the Group's activities, as defined in the Company's bylaws.

AMBEV S.A.

22.3.2 Legal reserve

From the net income, 5% will be applied before any other allocation, to the legal reserve, which cannot exceed 20% of the issued capital. The Company is not required to supplement the legal reserve for the year when the balance of this reserve, plus the amount of the capital reserves, exceeds 30% of the issued capital.

22.3.3 Tax incentives

The tax incentives recognized by the Company in its net equity, in the profit reserves account, relate to industrial development programs that aim to generate employment, increase regional decentralization, in addition to complementing and diversify the industrial bases of certain states in Brazil. These states, the grace periods and terms are set out in normative acts issued by the respective states, and when there are conditions for obtaining these grants, they are under Company’s control. The tax treatment of incentives complies with the provisions of current federal, state and municipal legislation, in particular Complementary Federal Law No. 160/2017 and by Convênio CONFAZ No. 190/2017. State tax incentives in the nature of presumed ICMS credit were recognized as government grants for investment, for the purpose of constituting the tax incentive reserve, until the revocation of Article 30 of Federal Law No. 12,973/14 by Federal Law No. 14,789/23. The other federal and state tax incentives continue to be recognized as government grants for investment, for the purpose of constituting the tax incentive reserve.

22.3.4 Interest on capital / dividends

Brazilian companies are permitted to distribute interest attributed to shareholders’ equity calculated based on the long-term interest rate (“TJLP”), with such interest being tax-deductible in accordance with the applicable laws and, when distributed, may be considered part of the minimum mandatory dividend.

As determined by its bylaws, the Company is required to distribute to its shareholders, as a minimum mandatory dividend in respect of each fiscal year ending December 31, an amount of not less than 40% of its net income as determined under Brazilian law, adjusted based on the applicable law, unless the payment of such amount would be incompatible with Ambev’s financial situation. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity.

Events during the year ended 2024:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	12/11/2024	Dividends	1/7/2025	2024	ON	0.4228	6,653.2
Board of Directors’ Meeting	12/11/2024	Interest on capital	12/30/2024	2024	ON	0.2448	3,852.2
							10,505.4

AMBEV S.A.

Distribution of IOC and dividends: a meeting of the Board of Directors held on December 11, 2024, approved the distribution of IOC at a rate of R$0.2448 per share of the Company, in addition to dividends at a rate of R$0.4228 per share of the Company, based on the available balances in the extraordinary balance sheet of November 30, 2024, which were treated as part of the mandatory minimum dividends for the same fiscal year.

The distribution of IOC is taxed in accordance with the current legislation in Brazil, resulting in the net distribution of R$0.2081 per share of the Company, except for corporate shareholders who are exempt under Article 5 of Law No. 11,053/04, with the amendments introduced by Law No. 11,196/05.

The payment of IOC was made on December 30, 2024, based on the shareholder position as at December 19, 2024 regarding B3, and December 23, 2024 regarding the NYSE, without any monetary correction.

The payment of dividends was made on January 7, 2025

Events during the year ended 2023:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/12/2023	Interest on capital	12/28/2023	2023	ON	0.7302	11,500.2
							11,500.2

Distribution of IOC: the meeting held on December 12, 2023 approved the distribution of IOC in the amount of R$0.7302 per share, based on the available balances in the Company’s extraordinary balance sheet dated as at November 30, 2023, which were treated as part of the minimum mandatory dividends for the same fiscal year. The IOC distribution was taxed pursuant to the applicable law in Brazil, resulting in a net IOC distribution of R$0.6207 per share, except for corporate shareholders that are immune or exempt pursuant to Article 5 of Law 11,053/04, as amended by Law No. 11,196/05.

The payment was made on December 28, 2023, based on the shareholding position of December 19, 2023 with respect to B3, and December 26, 2023 with respect to the NYSE, without any monetary adjustment.

Events during the year ended 2022:

Event	Approval	Type	Date of payment	Year	Type of share	Amount per share	Total amount
Board of Directors Meeting	12/06/2022	Interest on capital	12/29/2022	2022	ON	0.7623	11,999.8
							11,999.8

The distribution of IOC based on a recommendation by the Operations, Finance and Compensation Committee was approved at a meeting of the Board of Directors held on December 5, 2022 approved the distribution of dividends of R$0.7623 per share, based on the available balance and the Company’s extraordinary balance sheet dated October 31, 2022 and treated as part of the minimum mandatory dividends for the same fiscal year, without income tax withholding in accordance with current legislation. The distribution of interest on shareholder’s equity was taxed pursuant to the applicable law, resulting in a net distribution of interest on shareholder’s equity of R$0.6480 per share of the Company in 2022.

AMBEV S.A.

The indicated payment was made on December 29, 2022 considering the shareholding position of December 19, 2022 with respect to B3, and December 21, 2022 with respect to the NYSE, without monetary adjustment.

AMBEV S.A.

22.4 Destinations

At December 31, 2024, the Company made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The Company believes that the predecessor basis of accounting should not affect the determination of the minimum mandatory dividend, and thus, the Company has adjusted the calculation base of the minimum mandatory dividends, to exclude any current and future impacts on net income arising from the adoption of this accounting practice related to the amortization/depreciation of surplus assets or even a possible impairment of goodwill.

	2024	2023	2022
Net income, attributable to the equity holders of Ambev	14,437.2	14,501.9	14,457.9
Statute-barred /(additional) dividends	22.2	-	20.9
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	11.8	11.8	11.8
Effects of the application of IAS 29 (hyperinflation)	6,481.3	3,269.4	3,224.4
Retained earnings basis for dividends and destinations	20,952.5	17,783.1	17,715.0

Dividends and interest on capital distributed and accrued for distribution based on the net income for the year
Dividends and interest on capital paid based on the profit for the year	10,505.4	11,500.2	11,999.8
Total of dividends and interest on capital	10,505.4	11,500.2	11,999.8
Percentage of profits distributed	50%	65%	68%

AMBEV S.A.

22.5 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Put options granted on subsidiary	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total

At January 1, 2022	13,526.2	1,225.3	(1,131.5)	(6.7)	(63.5)	(58.2)	156.1	(75,426.0)	(61,778.3)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments (“CTA”)	(6,772.2)	-	-	-	-	-	-	-	(6,772.2)
Cash flow hedges	-	(316.7)	-	-	-	-	-	-	(316.7)
Actuarial gains/(losses)	-	-	466.5	-	-	-	-	-	466.5
Total comprehensive income	(6,772.2)	(316.7)	466.5	-	-	-	-	-	(6,622.4)
Gains/(losses) of controlling interest	-	-	-	-	(2.8)	-	-	-	(2.8)
Taxes on deemed dividends	-	-	-	-	-	(6.2)	-	-	(6.2)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2022	6,754.0	908.6	(665.0)	(6.7)	(66.3)	(64.4)	156.1	(75,437.8)	(68,421.5)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments (“CTA”)	(9,212.4)	-	-	-	-	-	-	-	(9,212.4)
Cash flow hedges	-	(210.8)	-	-	-	-	-	-	(210.8)
Actuarial gains/(losses)	-	-	(13.2)	-	-	-	-	-	(13.2)
Total comprehensive income	(9,212.4)	(210.8)	(13.2)	-	-	-	-	-	(9,436.4)
Options granted on subsidiaries	-	-	-	6.7	-	-	-	-	6.7
Gains/(losses) of controlling interest	-	-	-	-	(2.6)	-	-	-	(2.6)
Taxes on deemed dividends	-	-	-	-	-	(12.4)	-	-	(12.4)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2023	(2,458.4)	697.8	(678.2)	(0.0)	(68.9)	(76.8)	156.1	(75,449.6)	(77,878.0)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments (“CTA”)	8,194.7	-	-	-	-	-	-	-	8,194.7
Cash flow hedges	-	551.6	-	-	-	-	-	-	551.6
Actuarial gains/(losses)	-	-	76.9	-	-	-	-	-	76.9
Total comprehensive income	8,194.7	551.6	76.9	-	-	-	-	-	8,823.2
Gains/(losses) of controlling interest	385.7	(0.6)	(1.2)	-	142.7	-	-	-	526.6
Taxes on deemed dividends	-	-	-	-	-	(17.3)	-	-	(17.3)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2024	6,122.0	1,248.8	(602.5)	-	73.8	(94.1)	156.1	(75,461.4)	(68,557.3)

AMBEV S.A.

22.5.1 Translation reserves

The translation reserves are comprised of all foreign currency exchange differences arising from the translation of the financial statements with a functional currency other than the Brazilian Real.

The translation reserves are also comprised of the portion of the gain or loss on the foreign currency liabilities and on derivative financial instruments that are determined to be effective net investment hedges.

22.5.2 Cash flow hedge reserves

The hedging reserves represent the effective portion of the cumulative net change in the fair value of cash flow hedges, to the extent that the hedged risk has not yet impacted the profit or loss (for additional information, see note 28 - Financial instruments and risks).

22.5.3 Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a monthly basis considering the best estimates available to Management, as presented in an independent actuarial report. There was no actuarial gain or loss due to a surplus or deficit in 2024.

22.5.4 Accounting adjustments for transactions between shareholders

Transactions between shareholders in the same business, even when carried out between persons who are totally independent of one another, which have a valid economic rationale and reflect normal conditions, will be consolidated based on the applicable accounting standards due to as having taken place within the same accounting entity.

As determined by IFRS 10 - Consolidated Financial Statements, any difference between the amount paid (at fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. Such an adjustment in relation to the acquisition of the non-controlling interest related the former entity Ambev was recognized in Carrying value adjustments when applicable.

Accounting policies

Issued capital and treasury shares

The Company's issued capital consists only of common shares. The Company holds treasury shares for future disposal, cancellation or for the purposes of making payments under share-based executive compensation programs. When the Company buyback its own shares, the amount paid, including directly attributable costs, is recognized in a specific account under treasury shares as a reduction in shareholders' equity.

AMBEV S.A.

Share issuance costs

Incremental costs directly attributable to the issuance of new shares or options are presented in equity as a deduction, net of tax, from the proceeds.

Dividends and interest on shareholder’s equity

Dividends and IOC are recognized in liabilities from the date on which they are approved at a Board of Directors’ Meeting, except for the mandatory minimum dividends provided for under the Company’s bylaws, which are recognized as a liability, when applicable, at the end of each fiscal year.

The interest expense attributable to IOC is recognized in income for the purposes of the calculation of Brazilian income and social contribution tax, and is subsequently reclassified from shareholders' equity for the purposes of presentation in the financial statements.

The projected effect of the deductibility of interest on shareholders equity is recognized in the interim financial statements in order to obtain the best estimate of the weighted average effective income tax rate expected for the full fiscal year, in accordance with IAS 34- Interim Financial Reporting.

23.	INTEREST-BEARING LOANS AND BORROWING

	2024	2023

Secured bank loans	96.9	111.6
Other secured loans	227.1	279.4
Lease liabilities	1,852.3	1,812.0
Non-current liabilities	2,176.3	2,203.0

Secured bank loans	18.4	14.9
Other secured loans	145.2	136.3
Lease liabilities	1,112.8	1,146.9
Current liabilities	1,276.4	1,298.1

Total	3,452.7	3,501.1

Additional information regarding the exposure of the Company to interest rate, foreign currency risk and debt repayment schedule is disclosed in note 28 - Financial instruments and risks.

At December 31, 2024 and 2023, the Company’s debts were exposed to the following interest rates:

		2024			2023
Debt instruments	Average rate %	Non-current	Current	Average rate %	Non-current	Current
Debt denominated in USD - fixed rate	8.00%	-	3.8	14.00%	-	0.0
Debt denominated in CAD - floating rate	2.60%	-	-	-	-	-
Other Latin American currencies - fixed rate	12.98%	319.5	190.7	11.48%	281.0	124.6
Debt denominated in CAD - fixed rate	5.78%	289.7	149.6	5.63%	350.2	130.1
Reais debt - floating rate (TR)	9.48%	96.9	14.7	9.47%	111.6	13.4
Reais debt - ICMS fixed rate	2.92%	122.4	107.2	2.95%	194.3	103.2
Reais debt - ICMS floating rate	6.36%	104.7	38.0	6.56%	85.1	33.0
Reais debt - fixed rate	11.06%	1,243.1	772.4	11.17%	1,180.7	893.7
Total		2,176.3	1,276.4		2,203.0	1,298.1

AMBEV S.A.

23.1 Changes in liabilities arising from financing activities

The tables below detail the changes in the Company’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities include those for which past cash flow was, or future cash flow will be classified in the company’s consolidated statement of cash flow from financing activities.

	2024		2023
	Non - current liabilities	Current liabilities	Non - current liabilities	Current liabilities
Opening balance	2,203.0	1,298.1	2,788.1	982.6
Proceeds	53.6	435.5	49.8	-
Payments	-	(604.7)	(0.8)	(226.6)
Exchange differences	116.4	55.6	(52.8)	(19.6)
Transfers between current and non-current	(1,009.9)	1,009.9	(1,238.0)	1,238.0
New lease agreements	775.6	428.9	629.5	524.4
Interest on leases	-	182.3	-	193.1
Lease payments	-	(1,513.0)	-	(1,373.2)
Other movements	37.6	(16.2)	27.2	(20.6)
Final balance	2,176.3	1,276.4	2,203.0	1,298.1

23.2 Maturity of contracts

The above amounts have the following expect payment flow:

						Balance as at December 31,
	2025	2026	2027	2028	>2029	2024
Secured bank loans	18.5	15.9	17.6	40.3	23.0	115.3
Other secured loans	145.2	136.0	73.9	7.0	10.2	372.3
Lease liabilities	1,112.8	869.2	496.4	294.0	192.7	2,965.1
	1,276.5	1,021.1	587.9	341.3	225.9	3,452.7

23.3 Contractual clauses (covenants)

As at December 31, 2024, as at December 31, 2023, and up to the date of issuance of these consolidated financial statements, no events of default, breaches of covenants, or significant contractual changes occurred that would result in changes to the payment terms of loan and financing agreements.

Most loan contracts contain contractual covenants, including financial covenants such as requirements not to sell or otherwise restrict the Company's assets, and to ensure that all remain in usable condition; restrictions on acquisitions, mergers, sales or disposals of its assets; and disclosure requirements regarding the financial statements and the balance sheet.

These clauses are applicable from the date of execution and effectiveness of each contract, to the extent that the events mentioned in the contract occur. Depending on the materiality of each event and its potential adverse effects on the Company and/or its subsidiaries or the rights of its creditors, contractual penalties may apply, including the early maturity of the respective contracts.

In certain contracts, in the event of the occurrence of any of the events set out in the restrictive clauses, the Company may be granted a grace period to resolve any contractual noncompliance, in order to avoid any penalties resulting from breaches of its obligations.

As at December 31,2024, and as at December 31, 2023, the Company was in compliance with all of the contractual obligations related to its loans and financing.

AMBEV S.A.

23.4 Guarantees and contractual counterparts

The loans and financing contracted by the Company provide for the provision of various guarantees, such as sureties and real estate. In relation to tax incentives on financing or subsidized loans, these are subject to the fulfillment of several commitments according to the legislation or contracts upon which those incentives are based, such as: (i) the maintenance or creation of jobs positions in the long term; (ii) making investments; (iii) increasing production capacity; (iv) commitments regarding tax collection; (v) maintenance of good tax standing, among others. These obligations refer to facts under the Company’s control, and are applicable from the date of signature of the respective contracts related to the tax incentives.

23.5 Leasing contracts regarding the term and discount rate (Brazil)

The Company estimated the discount rates based on the risk-free interest rates observable in the Brazilian market over the terms of its contracts, adjusted to its reality (i.e. the credit 'spreads'). These spreads were arrived at based on surveys conducted with financial institutions. The table below highlights the weighted average of the rates applied, considering the terms of the existing contracts:

Rate %
Lease Term	2024
2024 - 2027	11.04%
2028 - 2035	11.21%

Accounting policies

Interest-bearing loans and borrowing are recognized initially at their fair value less attributable transaction costs. After their initial recognition, interest-bearing loans and borrowing are stated at amortized cost, with any differences between the initial amount and the amount at maturity recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

Borrowing costs directly related to the acquisition, construction or production of a qualifying asset which requires a substantial period to prepare for its intended use or sale are capitalized as part of the cost of that asset, when it is probable that the future economic benefits associated with the item will flow to the Company, and the costs can be measured reliably. Other borrowing costs are recognized as finance expenses in the period during which they are incurred.

The accounting policy applied to lease liabilities is disclosed in note 14 - Property, plant and equipment.

24.	EMPLOYEE BENEFITS

The Company sponsors post-employment benefits, such as retirement plans, medical and dental care, among others, for employees in Brazil and employees of subsidiaries located in the Dominican Republic, Barbados, Panama, Uruguay, Bolivia, Argentina and Canada, based on employees' salaries and length of service. These entities are governed by the local regulations and practices applicable in each individual country, as well as the relationship with the Company’s pension funds and their composition.

Post-employment retirement benefits are managed through pension funds and are classified as either defined contribution or defined benefit plans.

AMBEV S.A.

Defined benefit plans and the other post-employment benefits are not granted to new retirees.

24.1 Defined contribution plans

These plans are funded by the participants and the sponsor, and are managed by administered pension funds. During 2024, the Company contributed R$99.2 (R$91.3 and R$82.0 during 2023 and 2022) to these funds, which was recorded in expenses. Under this plan, the Company may no longer have obligations to grant additional rights to beneficiaries, such as disability retirement, death pension, funeral assistance, among others.

24.2 Defined benefit plans

At December 31, 2024, 2023 and 2022 the net liability for defined benefit plans consists of the following:

	2024	2023	2022
Present value of funded obligations	(5,630.2)	(5,365.5)	(5,476.5)
Fair value of plan assets	4,943.5	4,604.6	4,543.3
Present value of net obligations	(686.7)	(760.9)	(933.2)
Present value of unfunded obligations	(961.1)	(917.2)	(921.0)
Present value of net obligations	(1,647.8)	(1,678.1)	(1,854.2)
Asset ceiling	(367.6)	(182.6)	(163.3)
Net liabilities	(2,015.4)	(1,860.7)	(2,017.5)
Other long term employee benefits	(150.8)	(93.9)	(87.1)
Total employee benefits	(2,166.2)	(1,954.6)	(2,104.6)
Employee benefits amount in the balance sheet
Liabilities	(2,236.7)	(2,011.9)	(2,161.2)
Assets	70.5	57.3	56.6
Net liabilities	(2,166.2)	(1,954.6)	(2,104.6)

AMBEV S.A.

The changes in the present value of the defined benefit obligations, and in the fair value of plan assets, are as follow:

	Present value of net obligations			Fair value of plan assets			Asset ceiling			Total liabilities
	2024	2023	2022	2024	2023	2022	2024	2023	2022	2024	2023	2022
Defined benefit obligation at January 1	(6,282.7)	(6,397.5)	(8,519.7)	4,604.6	4,543.3	5,638.0	(182.6)	(163.3)	(180.1)	(1,860.7)	(2,017.5)	(3,061.8)

Recognized in the income statement
Service costs	(43.3)	(24.1)	(47.0)	-	-	-	-	-	-	(43.3)	(24.1)	(47.0)
Interest costs	(382.1)	(413.4)	(353.2)	-	-	-	(16.8)	(16.2)	(15.6)	(398.9)	(429.6)	(368.8)
Interest income	-	-	-	281.3	318.1	262.1	-	-	-	281.3	318.1	262.1
Administrative costs	-	-	-	(8.3)	(5.2)	(5.2)	-	-	-	(8.3)	(5.2)	(5.2)
Curtailments, settlements and other	-	-	-	3.5	(4.8)	(1.8)	-	-	-	3.5	(4.8)	(1.8)
Subtotal	(425.4)	(437.5)	(400.2)	276.5	308.1	255.1	(16.8)	(16.2)	(15.6)	(165.7)	(145.6)	(160.7)

Included in the comprehensive income for the period
Gains/(losses) on settlements or reductions in benefits	3.7	2.5	3.8	-	-	-	-	-	-	3.7	2.5	3.8
Actuarial gains/(losses) - demographic assumptions	-	11.5	-	-	-	-	-	-	-	-	11.5	-
Actuarial gains/(losses) - financial assumptions	253.1	(297.0)	1,333.6	-	-	-	(168.2)	(3.1)	32.4	84.9	(300.1)	1,366.0
Experience adjustments	85.7	91.2	(171.5)	-	-	-	-	-	-	85.7	91.2	(171.5)
Effects of exchange differences	(750.7)	216.7	787.7	450.9	(102.0)	(482.6)	-	-	-	(299.8)	114.7	305.1
Expected return, excluding interest income	-	-	-	(103.6)	101.7	(614.6)	-	-	-	(103.6)	101.7	(614.6)
Subtotal	(408.2)	24.9	1,953.6	347.3	(0.3)	(1,097.2)	(168.2)	(3.1)	32.4	(229.1)	21.5	888.8

Others
Contributions by plan participants	(4.8)	(4.2)	(5.6)	4.6	4.6	5.8	-	-	-	(0.2)	0.4	0.2
Reclassifications	0.3	-	-	-	-	-	-	-	-	0.3	-	-
Contributions by employer	-	-	-	240.3	280.5	316.0	-	-	-	240.3	280.5	316.0
Benefits paid, excluding administrative costs	529.5	531.6	574.4	(529.8)	(531.6)	(574.4)	-	-	-	(0.3)	-	-
Subtotal	525.0	527.4	568.8	(284.9)	(246.5)	(252.6)	-	-	-	240.1	280.9	316.2

Total	(6,591.3)	(6,282.7)	(6,397.5)	4,943.5	4,604.6	4,543.3	(367.6)	(182.6)	(163.3)	(2,015.4)	(1,860.7)	(2,017.5)

AMBEV S.A.

The employee benefit revenue/(expenses) is included in the following line items in the income statement:

	2024	2023	2022
Other operating income/(expenses)	-	-	(0.1)
Cost of sales	(32.1)	(15.1)	(26.4)
Commercial expenses	(11.8)	(7.3)	(9.4)
Administrative income/(expenses)	(9.2)	(8.9)	(14.1)
Financial expenses	(112.6)	(114.3)	(107.8)
	(165.7)	(145.6)	(157.8)

24.3 Plan assets

The real return on plan assets generated at December 31, 2024 was a gain of R$177.7 (a loss of R$419.7 at December 31, 2023 and a loss of R$(352.5) at December 31, 2022).

At December 31, 2024, the Company recorded an amount of R$70.5 (R$57.3 at December 31, 2023 and R$56.6 at December 31, 2022) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2024	2023	2022
Position of plan assets at January	57.3	56.6	27.9
Interest income/(expenses)	4.2	4.9	-
Changes in asset ceiling excluding amounts included in interest income/(expenses)	(6.3)	(0.1)	30.2
Effects of exchange differences	15.3	(4.1)	(1.5)
Position of plan assets at December 31	70.5	57.3	56.6

The plan assets at December 31, 2024, 2023 and 2022 consisted of the following:

	2024			2023			2022
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	43%	-	43%	43%	-	43%	43%	-	43%
Corporate bonds	10%	-	10%	10%	-	10%	10%	-	10%
Equity instruments	15%	-	15%	15%	-	15%	15%	-	15%
Cash	6%	-	6%	6%	-	6%	6%	-	6%
Others	26%	-	26%	26%	-	26%	26%	-	26%

The overall expected rate of return is calculated by weighting the individual rates in accordance with Ambev’s expected share of the total investment portfolio.

Ambev expects to contribute approximately R$264.3 to its defined benefit plans in 2025.

AMBEV S.A.

24.4 Assumptions

The assumptions used in the calculation of the obligations are as follow:

	2024 (i)	2023 (i)	2022 (i)
Discount rate	4.6% to 11.6%	4.6% to 11.7%	5.1% to 11.0%
Inflation	2.0% to 5.0%	2.0% to 3.5%	2.0% to 3.5%
Future salary increases	1.0% to 8.7%	1.0% to 7.1%	1.0% to 7.1%
Future pension increases	2.7% to 4.0%	2.7% to 3.8%	2.7% to 3.8%
Medical costs trend rate	6.3% a 7.1% p.a. reducing to 7.1%	6.4% a 7.1% p.a. reducing to 7.1%	6.4% a 7.1% p.a. reducing to 7.1%
Dental claims trend rate	3.5%	3.5%	3.5%

Life expectancy for a male over 65 years old	84 to 87	84 to 87	84 to 87
Life expectancy for a female over 65 years old	86 to 89	86 to 89	86 to 89

(i)	Includes assumptions in Brazil, Central America and Caribbean, Latin America - South and Canada.

24.5 Risk

Through its defined benefit pension plans and post-employment medical plans, the Company is exposed to several risks, the most significant of which are detailed below:

Risk	Description
Asset volatility	The plan liabilities are calculated using a discount rate pegged to high-quality private securities. If plan assets underperform this yield, the Company’s net defined benefit obligation may increase. Most of the Company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term, while being subject to volatility and risk in the short-term. As the plans mature, the Company usually reduces the level of its investment risk by investing more in assets that better match the liabilities.
Changes in bond yields	A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.
Inflation	Some of the Company’s pension obligations are linked to inflation, with higher inflation leading to higher liabilities. The majority of the plan’s assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation could potentially increase the Company’s net benefit obligation.
Life expectancy	Most of the plans’ liabilities relate to obligations to provide benefits over the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.
Investment strategy	In the case of funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (“ALM”) framework to ensure long-term investments that are in line with the Company’s obligations under the pension schemes. Within this framework, the Company’s ALM objective is to match the assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and which are denominated in the appropriate currency.

AMBEV S.A.

24.6 Sensitivity

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

In millions of Brazilian Reais		2024		2023		2022
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(80.1)	69.4	(95.2)	82.2	(94.3)	81.8
Discount rate	50 bases points	315.1	(236.7)	284.8	(302.4)	307.9	(328.0)
Future salary increases	50 bases points	(4.6)	25.9	(17.3)	14.7	(17.6)	16.5
Longevity	One year	(150.2)	241.4	(201.0)	196.1	(221.5)	213.5

The data presented in these tables are purely hypothetical, and are based on changes in individual assumptions while holding all other assumptions constant. In practice, economic conditions and changes therein always affect other assumptions at the same time, and thus the effects of changes in one assumption are not linear. As such, the above information is not necessarily a reasonable representation of future results.

24.7 Fundação Zerrenner

Fundação Zerrenner is a legally distinct entity whose main goal is to provide the Company’s current and retired employees and managers with health care and dental assistance, technical and higher education courses, and to maintain facilities for assisting and helping elderly people, among other activities, either through direct initiatives or through financial assistance agreements with other entities.

The present value of funded obligations includes R$555.1 at December 31, 2024 (R$633.3 at December 31, 2023 and R$665.4 at December 31, 2022) of two healthcare plans for which the benefits were provided directly by Fundação Zerrenner.

Accounting policies

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada (“IAPP”), as well as post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner. Usually, pension plans are funded by payments made by both the Company and the plan participants, based on the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefit obligations are funded using the returns on the assets of the Fundação Zerrenner plan. If necessary, the Company may contribute some of its profits to Fundação Zerrenner. The Company maintains both funded and unfunded plans.

a) Defined contribution plans

A defined contribution plan is a pension plan under which the Company pays fixed contributions into a fund. The Company has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to their service in the current and prior periods. The contributions to these plans are recognized as expenses in the period during which they are incurred.

AMBEV S.A.

b) Defined benefit plans

Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and level of compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected credit unit method, which assumes that each period of service gives rise to an additional unit of benefit, and measures each such unit separately. Based on this method, the cost of providing pensions is charged to the income statement over the period of service of the employee, and consist of current service costs, interest costs, past service costs and the effects of any agreements and settlements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the rates of government bonds with terms to maturity similar to those of the respective obligation, and based on the fair values of the plan assets.

Past service costs arise from the introduction of a new plan or changes to an existing plan. They are recognized immediately in the income statement, at the earlier of: (i) the time when the settlement/curtailment occurs; or (ii) the time when the Company recognizes the related restructuring or termination costs, unless those changes are conditional upon the employee’s continued employment for a specific period of time (i.e. the period over which the rights are acquired). In such cases, past service costs are amortized using the straight-line method over the period during which the rights are acquired.

Actuarial assumptions are established used to anticipate future events for the calculation of pension and other long-term employee benefit expenses. These include assumptions regarding interest rates, health plan costs, discount rate, future salary increases and pensions, as well as life expectancy. These assumptions are reviewed annually by independent actuaries.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and the actual results, and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in carrying value adjustments.

Remeasurements, representing actuarial gains and losses, the effects of the asset ceiling and the return on plan assets, both excluding net interest, are recognized in full for period during which they occur in the statement of comprehensive income. Remeasurements are not reclassified to profit or loss in subsequent periods.

When the amount of the defined benefit obligation is negative (an asset), the Company recognizes those assets (prepaid expenses) to the extent of the value of the economic benefits available to the Company either as a result of refunds or reductions in future contributions.

c) Other post-employment obligations

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

AMBEV S.A.

d)Termination benefits

Termination benefits are recognized as expenses at the earlier of: (i) the time when the Company is demonstrably committed, without a realistic possibility of withdrawal, to a formal detailed plan to terminate employment before the normal retirement date; or (ii) the time when the Company recognizes costs related to restructuring.

e) Bonuses

Bonuses granted to employees and managers are based on the achievement of pre-defined company and individual targets. The estimated amounts of bonuses are recognized as expenses in the period during which the bonuses are earned.

25.	SHARE-BASED PAYMENTS

Currently, the Company has two plans for share-based payment programs: (i) the Stock Option Plan, approved at the Extraordinary General Meeting of July 30, 2013 (the “Stock Option Plan”); and (ii) the Share-based Plan approved at the Extraordinary General Meeting of April 29, 2016, as amended at the Extraordinary General Meeting of April 24, 2020 (“Share-Based Plan”). Each plan may periodically issue different stock options, restricted stock units (RSUs) and performance stock units (PSUs) programs. These programs allow the Group employees and senior Management members nominated by the Board of Directors and People Committee to acquire, through the exercise of stock options, or receive shares in the Company.

25.1 Share-Based Plan

Under this plan, certain employees and members of the Management are eligible to receive shares in the Company, including in the form of ADRs. The types of shares which are subject to the Share-Based Plan are RSUs and PSUs.

RSUs and PSUs are granted to recipients free of charge, and the vesting period may vary between three to five years from the grant date, depending on the share-based payment program. RSUs and PSUs may grant participant the right to receive additional shares under the same conditions, such as compensation dividends and interest on capital declared and paid by the Company during the vesting period. The right to receive restricted, performance and additional shares can be fully or partially lost in certain circumstances, including in cases of dismissal or resignation during the vesting period.

25.1.1 Other disclosures related to the Share-Based Plan

During the period, the Company granted 25,603 thousand restricted and performance shares under the Share-Based Plan (33,686 thousand at December 31, 2023 and 49,328 thousand in 2022), representing a fair value of approximately R$327.5 at December 31, 2024 (R$463.5 at December 31, 2023 and R$766.6 in 2022).

The total number of shares purchased by or granted to employees (as the case may be) under the Share-Based Plan, and which will be delivered in the future based on the fulfilment of certain conditions, is set out below:

AMBEV S.A.

Restricted and performance stock units

Thousand restricted shares	2024	2023	2022

Restricted and performance stocks outstanding at January 1	118,996	108,854	62,545
New restricted and performance shares during the period	25,603	33,686	49,328
Restricted and performance shares vested during the period	(20,256)	(18,309)	(12)
Restricted and performance shares forfeited during the period	(4,862)	(5,235)	(3,007)
Restricted and performance stocks outstanding at the end of the year	119,481	118,996	108,854

25.2 Option Plan

Since 2020, the Company no longer grants its employees and senior executives stock options recognized in accordance with IFRS 2 - Share-Based Payment. However, there are stock options granted during previous periods that are already exercisable but not yet expired, which remain valid within the scope of the programs issued under the Option Plan and are subject to the accounting treatment mentioned above. For the Options Plan, the vesting period and the exercise period are both generally five years.

In addition, some employees of the Company and its subsidiaries, who receive their variable compensation in cash, have the option, depending on their position, to choose to allocate some or all of this cash amount to the acquisition of shares issued by Ambev. These shares are called "voluntary shares" and are granted under the Stock Option Plan. In general, voluntary shares are entitled to dividends from the grant date, and are subject to a vesting period of three to five years (look-up). These shares are granted at their market price less a discount of up to 20%. The discount is delivered in the form of discounted shares. Executives who invest in voluntary shares also receive one and a half times the number of corresponding shares for each voluntary share acquired, up to a limited total percentage of each executive's variable remuneration. These matching shares are also delivered in the form of restricted shares [matching shares].

As the voluntary shares are granted under the Stock Option Plan and are part of the variable compensation earned by eligible executives, they are recognized as an expense in the income statement against liabilities. The restricted shares mentioned above (discounted shares and matching shares) are granted under the Option Plan, in accordance with the conditions set out in Item 25.1 above, and are recognized in accordance with the accounting treatment set out in this note, according to IFRS 2 - Share-Based Payment.

25.2.1 Other disclosures under the Stock Options Plan

Stock options have not been neither granted nor exercised during the years ended December 31, 2024, December 31, 2023 and December 31, 2022. The total number of outstanding stock options is as follows:

Thousand options	2024	2023	2022

Options outstanding at January 1	87,961	99,717	113,760
Options forfeited during the period	(15,495)	(11,756)	(14,043)
Options outstanding at the end of the year	72,466	87,961	99,717

In December 31, 2024 the exercise prices of the outstanding options range from R$16.34 (R$15.95 at December 31, 2023 and R$15.95 for the year 2022) to R$22.40 (R$32.81 at December 31, 2023 and R$39.04 for the year 2022), and the remaining exercise period for these options is approximately 59 months. Of the 72,466 thousand outstanding options (87,961 thousand at December 31, 2023 and 99,717 thousand for the year 2022), 72,465 thousand options were vested in December 31, 2024 (68,635 thousand in December 31, 2023 and 63,850 thousand for the year 2022).

AMBEV S.A.

The weighted average exercise price of the options is as follows:

In R$ per share	2024	2023	2022

Options outstanding on January 1	18.86	19.39	19.92
Options forfeited during the period	22.30	22.68	22.60
Options outstanding at the end of the period	18.26	18.86	19.39
Options exercisable at the end of the period	18.26	19.08	20.12

During 2024, the Company did not grant new deferred shares (at December 31, 2023, 47 thousand deferred shares had been granted, valued based on the Company’s stock price on the trading day immediately prior to the grant date, representing a fair value of approximately R$0.6, while at December 31, 2022, 44 thousand deferred shares had been granted, which are valued based on the share market price prior to the grant, reflecting a fair value of R$0.6). These deferred shares are subject to a transfer restriction of between three and five years from the grant date. The total number of shares which will be delivered in the future based on the fulfilment of certain conditions is as set out below:

Thousand deferred shares	2024	2023	2022

Deferred shares outstanding at January 1	936	889	1,168
New deferred stocks during the period	-	47	44
Deferred stocks vested during the period	-	-	(214)
Deferred stocks forfeited during the period	-	-	(109)
Deferred stocks outstanding at the end of the year	936	936	889

The Company carries out periodic share buybacks where necessary to meet the need for shares to be delivered under the above Plans.

25.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$393.8 at December 31, 2024 (R$333.4 and R$311.6 at December 31, 2023 and 2022, respectively), which was recorded under administrative expenses.

Accounting policies

Under the Share-Based Plan, the reference price per restricted share is defined on the grant date based on the share price of the B3 trading session immediately prior to the granting of the shares, except for performance shares, for which the fair value is defined at the grant date based on the “Monte Carlo” pricing method. After defining the reference price, based on the number of shares granted, the calculated amount is recorded as an expense against equity. The shares are transferred to attendees according to the terms and periods of the respective programs.

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the requirement under IFRS 2 - Share-based Payment that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received.

Additionally, on some occasions, employees and executives of AB InBev may be transferred to the Company. In these cases, the 'compensation costs' related to options to acquire shares and restricted shares of AB InBev are recognized in the income statement, with a corresponding entry in equity, proportionally to the length of the transfer period. At the time of delivery of the equity instruments, the relevant amount is reimbursed to AB InBev.

AMBEV S.A.

Conversely, when employees and executives who hold options to acquire shares and restricted shares of the Company are expatriated to AB InBev, the compensation costs are recognized by AB InBev proportionally to the period of expatriation, and the Company is reimbursed at the time of delivery of its equity instruments to the employees and executives of AB InBev.

All of the Company's share-based payment plans are settled in shares.

26.	TRADE PAYABLES

	2024	2023

Trade payables	69.4	107.4
Related parties (note 30)	258.3	199.9
Non-current	327.7	307.3

Trade payables	24,042.9	21,278.6
Related parties (note 30)	1,180.6	1,916.5
Current	25,223.5	23,195.1

Total	25,551.2	23,502.4

The present value adjustment related to the obligations recorded in trades payables, at December 31, 2024 is R$210.7 (R$307.7 at December 31,2023).

The subsidiaries in Argentina, Chile and Panama have discount transactions for duplicates with endorsement (trade payables securitization) with vendors in the amount of R$76.2 million at December 31, 2024 (R$159.0 million at December 31, 2023). In general, the abovementioned discount transactions occur as a result of legal impositions existing in these jurisdictions. These transactions maintain their commercial characteristics since there are no changes to the previously established conditions (amount, terms, and counterparty), and it is the vendor’s choice to anticipate its receivables with the Company, and therefore these transactions do not result in any additional obligations for the Company.

Accounting policies

Trade payables are recognized initially at their fair values, and subsequently at amortized cost using the effective interest method. Where relevant, the values of trade payables are adjusted to their present values, using the following assumptions: (i) the amount to be discounted; (ii) the settlement dates; and (iii) the discount rate, in accordance with IFRS 13- Fair Value Measurement. The present value adjustments to purchases with extended payment terms are recorded in trade payables against the cost of products sold account. Subsequently, the amounts recorded in trade payables are accrued as interest expenses based on the payment term.

Long-term intra-group loan agreements

The Company has long-term loan agreements, denominated in foreign currencies, signed with wholly owned subsidiaries located abroad, the amounts of which are recognized in the Company's accounts payable. As required by IAS 21- The Effects of Changes in Foreign Exchange Rates, considering that they are long-term loans, settlement of which is not likely to occur in the foreseeable future, the exchange differences related to these instruments are initially recognized in other comprehensive income, following the accruals basis of accounting.

AMBEV S.A.

The recognition of exchange differences in other comprehensive income does not affect the accounting classification assigned to the debt, which is recorded in a liability account and is bears interest, which is recognized as a financial expense in the income statement for the year.

The effects of exchange differences will only be reflected in the profit or loss for the period if there are any changes to the assumptions related to the settlement of the loan, i.e. if settlement becomes foreseeable or probable. In the event of partial settlement, only the exchange differences corresponding to the settled portion or the portion that is expected to be settled with probability or foreseeability will be reclassified to the profit or loss for the period.

27.	PROVISIONS, CONTINGENT LIABILITIES AND CONTINGENT ASSETS

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the probability of loss, carried out by the Company with the support of its legal advisors, considers the probability of the Company position being accepted at the end of the proceedings, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these proceedings involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals, agreements between the parties involved, and governmental actions and, as a result, Management cannot, at this stage, estimate the precise timing to conclude such proceedings.

27.1 Provision

The lawsuits considered probable of loss are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and have a tax, civil or labor nature. Cases are considered probable of loss when there is established or binding case law unfavorable to the position defended by the Company and its subsidiaries, or, in the case of factual or evidentiary disputes, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the claimed right.

27.1.1 Main lawsuits with a probable likelihood of loss:

Taxes on sales: in Brazil, the Company and its subsidiaries are parties to various administrative and judicial proceedings related to ICMS, IPI, PIS and COFINS taxes, considered as probable likelihood of loss. Such proceedings include, among others, tax offsetting, appropriation of tax credits and alleged insufficient payment of the respective taxes.

Labor: the Company and its subsidiaries are parties to labor lawsuits considered likely to result in loss, involving former employees, including those from outsourced service providers. The main issues involve overtime and related effects and respective charges.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits was filed by former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts with the Company.

Other taxes: refer to provisions for lawsuits concerning taxes unrelated to sales or income taxation. The uncertain tax treatments related taxes on profits with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

AMBEV S.A.

27.1.2 Provision changes

	Excise duties	Labor	Civil	Other taxes	Restructuring	Total

At December 31, 2022	247.1	132.1	335.9	192.8	11.8	919.7
(CTA) effect	-	(2.8)	(35.8)	(6.3)	(0.5)	(45.4)
Constituted provisions	135.7	247.8	234.5	75.7	3.2	696.9
Consumed provisions	(27.3)	(181.7)	(121.9)	(40.8)	(11.2)	(382.9)
Reversed provisions	(73.2)	(45.5)	(72.5)	(19.1)	-	(210.3)
Balance at December 31, 2023	282.3	149.9	340.2	202.3	3.3	978.0
(CTA) effect	-	1.3	0.3	12.5	0.7	14.8
Constituted provisions	148.6	294.7	144.8	39.8	24.7	652.6
Consumed provisions	(33.6)	(205.8)	(89.9)	(19.7)	(24.1)	(373.1)
Reversed provisions	(71.4)	(45.0)	(23.4)	(20.7)	-	(160.5)
Balance at December 31, 2024	325.9	195.1	372.0	214.2	4.6	1,111.8

27.1.3 Expected settlement of provision

	2024			2023
	Non-current	Current	Total	Non-current	Current	Total
Taxes on sales	167.2	158.7	325.9	168.6	113.7	282.3
Labor	139.4	55.7	195.1	82.7	67.2	149.9
Civil	183.7	188.3	372.0	113.4	226.8	340.2
Other taxes	180.6	33.6	214.2	194.9	7.4	202.3
Total provision for disputes and litigation	670.9	436.3	1,107.2	559.6	415.1	974.7
Restructuring	-	4.6	4.6	-	3.3	3.3
Total provisions	670.9	440.9	1,111.8	559.6	418.4	978.0

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The expected settlement of provisions was based on Management’s best estimate, in line with their internal and external legal advisors assessments, at the consolidated balance sheet date.

27.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial discussions with fiscal authorities in Brazil related to certain tax positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, in line with IFRIC 23 - Uncertainty over Income Tax Treatments. The Group is also part on tax proceedings related to other taxes, which involve possible loss risk, according to Management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the prognosis assessment carried out. Such proceedings represent the following estimates:

AMBEV S.A.

	2024	2023

Income tax and social contribution	65,174.6	63,621.0
Value-added and excise duties	28,139.7	26,761.0
PIS and COFINS	2,032.5	3,496.2
Others	2,552.0	1,679.4
	97,898.8	95,557.6

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance policies and letter of guarantee for some legal proceedings, presented as guarantee on civil, labor and tax lawsuits.

27.2.1 Main contingencies with a possible risk of loss

The main proceedings classified with a possible loss probability are summarized in the tables below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 - Uncertainty over Income Tax Treatments (note13 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main processes	2024	2023
1

Deductibility of IOC expenses

During the 2013 fiscal year, as approved in a General Meeting, the Company implemented a corporate restructuring aimed at simplifying its structure and unifying its share classes, among other objectives. One of the steps of this restructuring involved the exchange of shares and subsequent incorporation of the shares of its subsidiary Companhia de Bebidas das Américas into Ambev S.A. As one of consequence of this operation, Ambev S.A. recognized in its accounting records the counterpart of the difference between the value of its shares issued for this exchange and the book value of the subsidiary's shares in equity, in accordance with IFRS 10 - Consolidated Financial Statements, under the item "adjustments to equity".

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian Federal Tax Authorities (“RFB”) related to the interest on capital (“IOC”) deduction for calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

In all cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the Lower Administrative Court. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the Lower Administrative Court as well. With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the Lower Administrative Court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision. The favorable portion of such decision became final, and with respect to the unfavorable portion Ambev filed an appeal to the Lower Administrative Court that awaits decision. The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$28.1 billion as of December 31, 2024 (R$27.4 billion as of December 31, 2023). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23 - Uncertainty over Income Tax Treatments, continued to be applied by Ambev and affected subsequent calendar years to those assessed (2022 and 2023), during which the Company also distributed IOC and deducted them from the taxable base of its Income Tax. Therefore, if the deductibility of IOC is also questioned in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the period already assessed. In December 2023, Provisional Measure 1,185, of August 2023, was converted into a law (No. 14,789/2023), which changes the basis for calculating Interest on Capital as of January 1, 2024, making this uncertain tax treatment limited to Interest on Capital calculated in accordance with legislation in force before the aforementioned law effective date.

		28,126	27,439

AMBEV S.A.

2

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by the CARF canceling the assessment regarding one of the cases, covering the calendar year 2010. For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first-instance judicial court.

In July 2024, the Lower Administrative Court rendered a favorable decision to the Company in one case related to the 2012 calendar year (approximately R$1.4 billion). The Company awaits the formalization and notification of the decision in order to assess, together with its external advisors, any potential impacts on the likelihood of loss of this portion of the contingency. The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company has received tax assessments charging such fines for calendar years 2015 to 2019. For the tax assessments related to the periods of 2016 and 2018, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received an unfavorable decision by the Lower Administrative Court for the case related to the calendar year of 2015, against which it filed an appeal to the Upper Administrative Court, and a favorable decision for the case related to the calendar year of 2017, which is not final and may be appealed by the tax authorities. For the tax assessment related to the 2019 tax period, Ambev has filed a defense and the case awaits judgment by the first-level administrative court.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$15.9 billion as of December 31, 2024 (R$14.3 billion as of December 31, 2023), and, due to the assessment of the likelihood of loss, no provision was made in the period. This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2018-2024). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

	15,932	14,302
3

Goodwill Inbev Holding

In December 2011, the Company received a first tax assessment issued by the RFB mainly related to the disallowance of goodwill amortization expenses for the tax years 2005 to 2010, resulting from the incorporation of InBev Holding Brasil S.A. Partially favorable administrative decisions were rendered in this matter. In response to these decisions, the Company filed judicial measures to challenge the issues in which it was unsuccessful at the administrative level, which are awaiting judgment.

In June 2016, Ambev received a second tax assessment issued by the RFB regarding the disallowance of the remaining portion of the aforementioned goodwill amortization for the tax years 2011 to 2013. In April 2023, the Company obtained a partially favorable and final decision. For the portion of the dispute in which it was unsuccessful, the Company filed a judicial measure, which is awaiting judgment by the first-instance judicial court.

The updated value of this uncertain tax treatment, as per IFRIC 23 - Uncertainty over Income Tax Treatments, amounted to approximately R$6.8 billion as of December 31, 2024 (R$6.5 billion as of December 31, 2023), and, due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this ongoing dispute, all periods affected by this uncertain tax treatment have already been subject to assessments by the RFB. In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the goodwill amortization, as well as the respective costs, pursuant to the "Reimbursement Agreement" executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

	6,836	6,505
4

Foreign Earnings

Since 2005, the Company and some of its subsidiaries have been subject to tax assessments filed by the RFB relating to the taxation in Brazil of profits earned by subsidiaries domiciled abroad under various arguments. The Company is challenging these assessments in the administrative and judicial courts.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, related 2012 and 2014 calendar year. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of foreign profits and the goodwill amortization by foreign subsidiaries. Part of these decisions became final, representing the cancellation of the related tax contingency in the approximate amount 1.0 billion Brazilian real as of 30 September 2024. In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the tax authorities filed appeals and the case awaits decision by the Lower Administrative Court. In November 2024, Ambev received a new tax assessment relating to the taxation of foreign profits for calendar year 2019 and filed a defense, which awaits judgment by the first-level administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credits, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, already assessed, is approximately R$5.7 billion as of December 31, 2024 (R$6.1 billion as of December 31, 2023).

This uncertain tax treatment, according to IFRIC 23 - Uncertainty over Income Tax Treatments, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2020-2024). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

	5,667	6,075

AMBEV S.A.

5

Disallowance on Income Tax deduction

In January 2020, Arosuco (a subsidiary of Ambev) received a tax assessment from the IRS, relating to the calendar years 2015 to 2018, disallowing the tax reduction benefit provided for in “MP” No. 2,199-14/2001, based on Operating Profit, and filed an administrative challenge. In October 2020, Arosuco was notified of the unfavorable decision in the administrative first instance and filed an appeal against the aforementioned decision.

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. The unfavorable portion relates to the claim regarding a difference in the methodology for calculating the benefit and concerns approximately 26 million. The decision was appealed by the tax authorities and such appeal still pends trial.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$2.9 billion as of December 31, 2024 (R$2.6 billion as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, affected subsequent calendar years to those assessed (2019 to 2024), during which Arosuco similarly benefited from the tax reduction provided for in the aforementioned Provisional Measure 2,199-14/2001. If there are any new inquiries in the future on the same matter, on the same bases and with the same grounds as the tax assessments mentioned, Arosuco estimates that the outcome of these potential new discussions would be consistent with the period already assessed.

	2,861	2,618
6

Goodwill BAH

In October 2013, Ambev received a tax assessment related to the goodwill amortized in the calendar years 2007 to 2012 resulting from the incorporation of Beverage Associates Holding Limited ("BAH") into Ambev. In April and August 2018, Ambev received two new tax assessments related to the disallowance of the amortization of the remaining portion of the mentioned goodwill in the calendar years 2013 and 2014.

In the administrative level, partially favorable decisions were rendered in favor of the Company regarding the qualified fine and the statute of limitations for one of the periods under discussion. In response to these decisions, the Company filed lawsuits to the judicial level to challenge the unfavorable portion of the administrative decisions and obtained favorable decisions in the first-level judicial court. These favorable decisions are not final and are subject to review by the second-level judicial court.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, already assessed, is approximately R$1.5 billion as of December 31, 2024 (R$1.4 billion as of December 31, 2023). Due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this discussion, all periods impacted by the aforementioned uncertain tax treatment have already been subject to tax assessments by the RFB.

	1,482	1,412
7

Goodwill CND Holding

In November 2017, the Company received a tax assessment related to the amortization of goodwill for calendar years 2012 to 2016 resulting from the incorporation of CND Holdings into Ambev. In the administrative level, a partially favorable decision was rendered by CARF, which was appealed to the Upper Administrative Court by both the Company and RFB.

In February 2024, the Company presented a request to withdraw the Special Appeals filed, which was accepted by the Upper Administrative Court. As a result, the Lower Administrative Court’s initial partially favorable decision prevailed. The Company filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

In October 2022, the Company received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. In October 2023, an unfavorable decision was rendered by the first-level administrative court, against which both the Company and tax authorities appealed. In August 2024, Ambev received a favorable decision from the Lower Administrative Court. The decision is not final and is subject to review by the Upper Administrative Court. The updated value of the uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, already assessed, is approximately R$1.0 billion as of December 31, 2024 (R$1.4 billion as of December 31, 2023). Due to the assessment of the likelihood of loss, no provision was made during the period. With regard to this discussion, all periods affected by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

	962	1,372
8

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received an assessment related to the use of presumed profit for the calculation of IRPJ and CSLL instead of the actual profit method. In September 2017, Arosuco was notified of the unfavorable decision in the first-level administrative court and filed an appeal. In 2019, a final favorable decision was issued by the Lower Administrative Court, canceling the assessment.

In March 2019, Arosuco received a new tax assessment on the same matter and filed a defense. In October 2019, the first-level administrative court issued an unfavorable decision and Arosuco filed an appeal. In February 2024, the first-level administrative court issued a favorable decision to Arosuco, which was appealed by the tax authorities to the Upper Administrative Court. The case is pending judgment.

Arosuco estimates that the updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$557.7 million as of December 31, 2024 (R$ 633.4million as of December 31, 2022). Due to the assessment of the likelihood of loss, no provision was made in the period. With respect to this discussion, all periods affected by this uncertain tax treatment have already been subject to tax assessments by the RFB.

	558	633
9

Goodwill MAG

In December 2022, CRBS S.A. (a subsidiary of Ambev) received a tax assessment related to the goodwill amortized in the calendar years 2017 to 2020 resulting from the acquisition and incorporation of RTD Barbados into CRBS. CRBS received a partially favorable decision by the first-level administrative court, which was appealed by both CRBS and the tax authorities and awaits judgment by the Lower Administrative Court. The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$301 million as of December 31, 2024 (R$278 million as of December 31, 2023). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by CRBS and impacted subsequent calendar years to those assessed (2021-2022). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessment mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

	301	278

AMBEV S.A.

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main processes	2024	2023
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

A Company estimates that the total updated amount of possible risk involved in the processes related to this matter, as of December 31, 2024, is approximately R$12.0 billion (R$10.7 billion on December 31, 2023).

		11,966	10,669
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

In April 2024, the Lower Administrative Court rendered an unfavorable decision to Arosuco, by a casting vote, regarding the PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. However, this decision is not final and may be appealed by Arosuco. The company estimates that the updated value classified as possible loss involved in these processes, as of December 31, 2024, is approximately R$6.8 billion (R$6.3 billion on December 31, 2023).

		6,817	6,307
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

In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case. Ambev has filed a lawsuit against the unfavorable portion of the decision. In December 2024 the case was judged unfavorably to Ambev and is pending appeal. The Company estimates that the updated value classified as possible loss involved in these processes, as of December 31, 2024, is approximately R$1.1 billion (R$1.8 billion on December 31, 2023).

		1,098	1,824
4

Social Contributions over products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Considering these assessments to be illegitimate, the Company has challenged them in both administrative and judicial courts. In March 2023, CARF issued favorable decisions for the Company in the last two cases pending in the administrative sphere, recognizing the tax treatment applied by the Company to the granted bonuses as correct. In July 2024, the Company was notified of these decisions, which, since they were not challenged by the Office of the Attorney General of the National Treasury, resulted in definitive successes amounting to approximately R$1.2 billion. In the judicial sphere, the Company is awaiting a ruling on an appeal by the Federal Regional Court after receiving an unfavorable decision in the first instance.

The Ambev estimates that the amount involved in the proceedings as at December 31, 2023, classified as a possible loss, is approximately R$558 million (R$1.8 billion as at December 31, 2023).

		558	1,776
5

ICMS – ZFM

In 2018 and 2021, Ambev received infraction notices issued by the State Departments of Finance of Rio Grande do Sul and São Paulo for alleged differences in ICMS resulting from the disallowance of credits originating from operations with suppliers located in the Manaus Free Trade Zone (ZFM). Regarding the infraction notice issued by the state of Rio Grande do Sul, the outcome was unfavorable at the administrative level, and the Company has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In one of these cases, Ambev received an unfavorable decision from the second administrative level, which is not final and has been appealed to the Upper Administrative Court. The Company is litigating the matter in the administrative tribunals of the states. The Company estimates that the updated value classified as a possible loss involved in these processes, as of December 31, 2024, is approximately R$882.5million (R$804.4 million on December 31, 2023).

		883	804

AMBEV S.A.

6

ICMS – PRODEPE

In 2015, Ambev received Infraction Notices issued by the State Treasury Department of Pernambuco for the collection of ICMS differences due to the alleged non-compliance with the rules of the Pernambuco Development Program - "PRODEPE," due to the rectification of its ancillary obligations.

In 2017, the Company obtained a final favorable decision recognizing the nullity of one of the infraction notices, due to formal errors. However, in September 2018, Ambev received a new infraction notice to discuss the same matter. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed at the judicial level in March 2024. There are other assessments related to this same State Tax Incentive Program and some of them are being discussed at the administrative and judicial levels. The Company estimates that the total updated value of possible risk involved in the processes related to this matter, as of December 31, 2024, is approximately R$915.6 million (R$739.4 million on December 31, 2023).

		916	739
7

ICMS – FAIN

In recent years, Ambev has received infraction notices issued by the State Department of Finance of Paraíba for the collection of ICMS related to the Fund for Industrial Development Support of Paraíba (FAIN). The infractions stem from a controversy regarding the transfer of the tax incentive from the former Companhia de Bebidas das Américas to its successor Ambev S.A., as well as methodological issues regarding the calculation of the benefit. The Company is contesting these infractions in administrative and judicial courts. Ambev estimates that the updated value classified as a possible loss involved in these processes, as of December 31, 2024, is approximately R$707.3million (R$647.4 million on December 31, 2022).

		707	647
8	ICMS - AM In 2016, Ambev received infraction notices issued by the State Department of Finance of Amazonas for alleged differences in ICMS due to questions about the calculation base applied in sales operations from Ambev to its subsidiaries. After unfavorable decisions at the administrative level, Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. Ambev estimates that the updated value classified as a possible loss involved in these processes, as of December 31, 2024, is approximately R$643.1 million (R$605.8 million on December 31, 2023).	643	606
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

Regarding assessments received from the state of São Paulo regarding credits originating from the state of Amazonas, there were unfavorable decisions at the second administrative level in the second quarter of 2022. In these cases, the Company filed appeals with the second administrative level in the same year, which pends trial. In December 2023, the STF issued a binding decision holding that the unfavorable decisions regarding tax credits from the State of Amazonas issued by the State of São Paulo in 2022 are to be considered unconstitutional. Therefore, even though we are not a party to this lawsuit at the STF, the central discussion has generated a positive impact on the Company’s assessments.

On the other hand, regarding other assessments received from the states of São Paulo and Minas Gerais, among others, there were other favorable decisions in 2023, impacting the total value of the reported possible contingency.

Ambev estimates that the updated amount involved in the cases, as of December 31, 2024, still classified as possible loss, is approximately R$499.5 million (R$530 million on December 31, 2023).

		500	530

ICMS – MIP

The company and its subsidiaries have been receiving assessments from State Tax Authorities over the years, disallowing ICMS credits and demanding payment of the Differential Tax Rate (DIFAL) on the acquisition of intermediate production materials. According to the tax authorities, such materials are not physically related to the productive activity of the companies and therefore should be considered as goods for consumption, which do not entitle the taxpayer to tax credits. Considering these allegations as illegitimate, the companies are challenging these assessments before administrative and judicial courts. Provisions have been made for cases related to this matter, with an updated value of approximately R$108 million as of December 31, 2023 (R$116 million in December 2022). The Company estimates the possible loss related to this matter to be, as of December 31, 2024, approximately R$595.2 million (R$447.5 million as of December 31, 2023).

		595	448

Social contributions – Other Credits

In 2022, Ambev received a tax assessment and decisions not approving the offset regarding PIS/COFINS’ credits. The tax authorities primarily argue that (i) certain credits claimed by Ambev are unrelated to the production process and (ii) Ambev has not adequately demonstrated its entitlement to utilize such credits. The assessment was challenged at the administrative level and after a partially favorable judgment, Ambev filed an appeal with the CARF, which resulted in the proceeding being remanded for tax expert examination. As for the decisions not approving the offset, they are still pending judgement at the first administrative level.

The Company estimates the possible loss related to this matter to be, as of December 31, 2024, approximately R$559.7 million (R$521 million as of December 31, 2023).

		560	521

AMBEV S.A.

	Other processes	Estimates (in million of Brazilian Reais)
#	Description of the main processes	2024	2023
1	Proposed class action in Quebec Labatt and other, third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.	-	-
2

Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation.

Since 2021, the Company has been receiving tax assessment charging penalties related to the elaboration of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. The Company has three assessments on this matter, involving calendar years 2016, 2018, and 2019. For the 2016 calendar year, the Company received a partially favorable decision in the first-level administrative court and filed an appeal to the Lower Administrative Court, which cancelled the infraction. Tax authorities filed an appeal to the Upper Administrative Court, which is pending judgment.

Regarding the 2018 calendar year, Ambev received a partially favorable decision from the first-level administrative court and filed an appeal to the Lower Administrative Court, which is pending judgment. In November 2024, Ambev received a tax assessment for the 2019 calendar year and filed a defense, which is pending judgment by the first-level administrative court. The Company estimates the possible loss related to this matter to be, as of December 31, 2024, approximately R$699.6 million (R$438.1 million as of December 31, 2023).

		700	438

27.2.2 Tax Proceeding Initiated by the Group

The Company is also a party on other tax proceedings in which it is the plaintiff and discusses the possibility of recovering or avoiding the payment of taxes that, in the Administration's view, lack constitutional and/or legal support for their enforcement. As disclosed on the accounting policy, the Company does not recognize contingent assets in its financial statements. If the inflow of economic benefits becomes probable, based on a forecast assessment conducted by external legal advisors in conjunction with the internal assessment of the Administration, the Company discloses the contingent asset. When the inflow of economic benefits becomes virtually certain, such as when a final judgment is rendered in the case and the gain can be reliably estimated, the asset is no longer contingent, and the Company recognizes it in the financial statements in period in which the estimate has changes.

The most relevant contingent assets are summarized in the tables below.

Contingent assets
#	Description of the main processes
1

Cerbuco Brewing Inc. arbitration

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations in connection with the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration for quantification of damages is ongoing. The Company continues to monitor this proceeding and its enforceability, which may trigger other actions, including reevaluating IFRS 10 - Consolidated Financial Statements application.

2

Federal taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of Jan 1st, 2024, the VAT incentives deemed as “government grants for investment”, began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted Law. During 2024, some of the companies obtained favorable judicial decisions which relief them from taxing IRPJ/CSLL and PIS/COFINS over the amounts calculated under government grants for investment related to VAT Incentives deemed as ICMS presumed credits. In March and August 2024, respectively, Ambev and Arosuco were granted favorable decisions that relief them, from the calculation periods starting after each decision was issued from the collection of PIS/COFINS. In August and October 2024, respectively, Arosuco and CRBS were granted favorable decisions that relief them, from the calculation periods starting after each decision was issued from the collection of IRPJ/CSLL. Currently all legal proceedings on the matter are still ongoing, including the legal procedures related to CRBS, regarding PIS/COFINS taxation, and Ambev, regarding IRPJ/CSLL taxation.

Accounting policies

Provisions are recognized when: (i) the Company has a present obligation (legal or constructive) resulting from past events; (ii) it is likely that a future disbursement will be required to settle the current obligation; and (iii) the amount of the obligation can be estimated reliably.

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

AMBEV S.A.

b) Contingent liabilities

The Company and its subsidiaries have tax, civil and labor lawsuits defined as contingent liabilities, according to IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, for which no provision has been recorded, due to the prognosis assessment carried out by Management. Contingent liabilities are not recognized but are disclosed in this note.

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

d) Restructuring

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

28.	FINANCIAL INSTRUMENTS AND RISKS

28.1 Categories of financial instruments

The financial instruments held by the Company are managed through operational strategies and internal controls to assure liquidity, profitability, and transaction security. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposure that Management intends to cover (including foreign exchange and interest rate risk, among others).

AMBEV S.A.

The table below shows the consolidated financial instruments recognized in the financial statements, segregated by category:

	2024	2023
Assets
Amortized cost
Cash and cash equivalents (note 21.1)	28,595.7	16,059.0
Trade receivables excluding prepaid expenses	8,140.2	7,566.7
Investment securities (note 21.2)	256.0	242.2
Subtotal	36,991.9	23,867.9
Fair value through profit or loss
Investment securities (note 21.2)	1,170.5	277.2
Derivatives hedges (note 28)	1,218.6	379.7
Subtotal	2,389.1	656.9
Total assets	39,381.0	24,524.8

Liabilities
Amortized cost
Trade payables (note 26)	25,551.2	23,502.4
Interest-bearing loans and borrowing (note 23)	3,452.7	3,501.1
Other liabilities	3,044.3	2,129.6
Subtotal	32,048.2	29,133.1
Fair value through profit or loss
Put options granted on subsidiaries (i)	1,184.2	2,791.1
Derivatives hedges (note 28)	211.4	763.1
Other liabilities	300.5	272.6
Subtotal	1,696.1	3,826.8
Total liabilities	33,744.3	32,959.9

(i)

Put options granted on subsidiaries: the Company constituted a liability related to the acquisition of a non-controlling interest in the operations in the Dominican Republic. This financial instrument was denominated in US Dollars for Tranche A, which was exercised in January 2024, and remains denominated Dominican Pesos for Tranche B. The instrument is recorded by an entity whose functional currency is the Brazilian Real. The Company assigned this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is either the US Dollar or the Dominican Peso, in such a manner that the hedge result can be recorded in other comprehensive income of the group, in line with the results from the hedged items.

On December 31, 2024 and 2023, the Company did not have any financial assets classified as at fair value through other comprehensive income.

28.2 Derivative financial instruments

The use of derivative financial instruments by the Company Company strictly follows the Financial Risk Management Policy (“Policy”) approved by Management. The derivative instruments used by the Company are futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. At December 31, 2024, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions with a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy under which they are held, as follows:

i) Cash flow hedge derivative instruments;

ii) Fair value hedge derivative instruments; or

iii) Net investment hedge derivative instruments

In accordance with hedge accounting, the effective hedge amount is recorded in equity and, in the event of an ineffective portion, this result is recorded immediately in the finance result during the period during which the ineffectiveness was identified, for cash flow hedges and net investment hedges.

AMBEV S.A.

The Company measures its derivative financial instruments by calculating their fair value, using market curves that impact the value of the instrument as at the calculation date. In the case of swaps, the asset and liability positions are estimated independently and brought to their fair value, which is equivalent to the difference between the results of the asset and liability amounts, which generates the swap’s market value. For traded derivative financial instruments, the fair value is calculated based on the exchange-listed price. The following tables summarize the exposure identified and protected in accordance with the Company's Policy.

AMBEV S.A.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

2024
			Fair Value		Gains/(Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial Results	Operational Result	Equity
					Forward element	Spot element	Hedge accounting effect

Cost		16,309.2	1,202.3	(211.3)	(990.9)	952.6	1,535.5
	Commodities	5,027.0	127.9	(204.1)	(619.7)	167.4	346.9
	US Dollars	11,282.2	1,074.4	(6.8)	(373.9)	784.1	1,188.3
	Euros	-	-	-	(0.2)	0.7	0.5
	Mexican Pesos	-	-	(0.4)	2.9	0.4	(0.2)

Imports of fixed assets		207.9	10.1	(0.1)	(5.5)	11.5	20.6
	US Dollars	207.9	10.1	(0.1)	(5.5)	11.5	20.6

Expenses		57.5	3.5	-	(1.7)	3.1	5.8
	US Dollars	57.5	3.5	-	(1.7)	3.1	5.8

Financial assets		-	2.7	-	(91.4)	-	-
	US Dollars	-	2.7	-	(91.4)	-	-
At December 31, 2024		16,574.6	1,218.6	(211.4)	(1,089.5)	967.2	1,561.9

AMBEV S.A.

	2023
			Fair Value		Gains/(Losses)
Hedge position	Risk	Notional	Assets	Liabilities	Financial Results	Operational Result	Equity
					Forward element	Spot element	Hedge accounting effect

Cost		17,374.2	379.5	(742.0)	(1,639.6)	34.6	(285.2)
	Commodities	4,025.7	198.3	(219.4)	(388.3)	(336.2)	(105.4)
	US Dollars	13,200.0	164.9	(522.4)	(1,250.7)	363.9	(182.1)
	Euros	37.4	0.1	(0.2)	(0.5)	2.6	0.5
	Mexican Pesos	111.1	16.2	-	(0.1)	4.3	1.8

Imports of fixed assets		249.7	0.1	(14.6)	11.0	3.4	5.0
	US Dollars	249.7	0.1	(14.6)	11.0	3.4	5.0

Expenses		64.7	0.1	(4.2)	(25.6)	(0.1)	1.1
	US Dollars	64.7	0.1	(4.2)	(25.6)	(0.1)	1.1

Financial assets		(59.3)	-	(2.3)	13.7	-	-
	US Dollars	(59.3)	-	(2.3)	13.7	-	-
At December 31, 2023		17,629.3	379.7	(763.1)	(1,640.5)	37.9	(279.1)

As disclosed in its accounting policy, the forward element, which can be separated and excluded from the designation of the financial instrument as a hedging instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

28.2.1 Instrument maturity

At December 31, 2024 the Notional and Fair Value amounts per instrument and maturity were as follow:

		Notional Value
Exposure	Risk	2025	2026	Total

Cost		16,219.0	90.2	16,309.2
	Commodities	4,936.8	90.2	5,027.0
	US Dollars	11,282.2	-	11,282.2

Imports of fixed assets		207.9	-	207.9
	US Dollars	207.9	-	207.9

Expenses		57.5	-	57.5
	US Dollars	57.5	-	57.5

		16,484.4	90.2	16,574.6

		Fair Value
Exposure	Risk	2025	2026	Total

Costs		997.7	(6.7)	991.0
	Commodities	(69.5)	(6.7)	(76.2)
	US Dollars	1,067.6	-	1,067.6
	Mexican Pesos	(0.4)	-	(0.4)

Imports of fixed assets		10.0	-	10.0
	US Dollars	10.0	-	10.0

Expenses		3.5	-	3.5
	US Dollars	3.5	-	3.5

Financial assets		2.7	-	2.7
	US Dollars	2.7	-	2.7
		1,013.9	(6.7)	1,007.2

Margins pledged as guarantees

In order to comply with the guarantees requirements regarding derivative exchanges and/or counterparties to certain operations with derivative financial instruments, at December 31, 2024 the Company held R$165.7 financial investments with high liquidity or in cash, classified as cash and cash equivalents and investment securities (R$197.7 at December 31, 2023).

AMBEV S.A.

28.3 Classification of financial instruments

	2024				2023

	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,170.5	-	-	1,170.5	277.2	-	-	277.2
Derivatives assets at fair value through profit and loss	2.7	-	-	2.7	-	-	-	-
Derivatives – operational hedges	21.3	1,194.6	-	1,215.9	53.4	326.3	-	379.7
	1,194.5	1,194.6	-	2,389.1	330.6	326.3	-	656.9
Financial liabilities
Put options granted on subsidiaries	-	-	1,184.2	1,184.2	-	-	2,791.1	2,791.1
Other liabilities	-	-	300.5	300.5	-	-	272.6	272.6
Derivatives liabilities at fair value through profit and loss	-	-	-	-	2.3	-	-	2.3
Derivatives – operational hedges	52.2	159.2	-	211.4	70.0	690.8	-	760.8
	52.2	159.2	1,484.7	1,696.1	72.3	690.8	3,063.7	3,826.8

There were no transfers of assets and liabilities among fair value hierarchy Levels 1, 2, and 3 during the periods presented.

28.3.1 Financial instruments level 3

PUT CND

In line with the Shareholders' Agreement of Tenedora CND executed between the Company and ELJ (see note 1 – Corporate information) until December 2023, ELJ was the owner of 15% of the shares of Tenedora, and its put options were divided into two tranches: (i) Tranche A, corresponding to approximately 12.11% of the shares, that which exercised on January 4, 2024; and (ii) Tranche B, corresponding to approximately 2.89% of the shares, exercisable to ELJ from 2026 (or prior to that date in the event of a change of control of Tenedora or the sale of all or substantially all of its assets). The Company, on the other hand, has a call option over the Tranche B shares exercisable from 2029. At December 31, 2024, the Tranche B shares, held by ELJ were valued at R$1,184.2 (R$2,791.1 at December 31, 2023, considering the sum of the two tranches existing thus far).

The fair value of (i) Tranche A was calculated based on the interest rate set out in the contract, plus exchange differences, less the dividends paid between the date of signature of the amendment and the exercise of the option. The fair value of (ii) Tranche B was calculated based on the EBITDA multiple defined in the contract, less net debt, brought to its present value, calculated using standard valuation techniques (the present value of the principal amount and future interest, discounted by the local currency’s WACC rate at the calculation date). The criteria used are based on market information from reliable sources, and categorized within “Level 3”.

Contingent consideration on acquisitions of G&W and Banded Peak

On January 2020, the Company’s subsidiary in Canada, Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company with a portfolio of ready-to-drink alcoholic beverages. In the same month, Labatt also purchased the shares of Banded Peak Brewing Ltd., a Canadian craft brewery.

A portion of the purchase prices of both transactions included contingent considerations based on the future performances of G&W and Banded Peak after the acquisition. In December 31, 2024, the fair value combined with the contingent consideration of G&W and Banded Peak was R$300.5 (R$272.6 in December 31, 2023). Management expects that both sets of contingent consideration will be settled during the fiscal year 2025.

AMBEV S.A.

28.3.2 Reconciliation of changes in the assets categorized at Level 3

Financial liabilities at December 31, 2023	3,063.7
Acquisitions of investments – exercise of options	(2,083.1)
Total gains and losses during the period	504.1
Losses/(gains) recognized in net income	217.9
Losses/(gains) recognized in equity	286.2
Financial liabilities at December 31, 2024	1,484.7

28.4 Risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks both individually and on a consolidated basis, to define strategies to manage the economic impact on risks in line with its Financial Risk Management Policy.

The objective of this policy is to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy covers four main aspects related to financial risk Management: (i) transaction risks related to the business; (ii) credit risks of counterparties, financial statement translation risk; (iii) capital structure; financing and liquidity credit risks of financial counterparties, and (iv) financial statement translation risk; capital structure; financing and liquidity risk.

28.4.1 Market risk

28.4.1.1 Interest rate risk: represents of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses on its financial liabilities, and/or decrease the financial income from its financial assets, as well as negatively impacting the fair value of financial assets measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy is reviewed periodically.

The table below demonstrates the exposure of the Company and its subsidiaries to debts and respective weighted interest rates. At December 31, 2024 and 2023, the Company and its subsidiaries did not hold hedge positions to the exposure described below:

	2024		2023
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	7.8%	254.3	8.1%	243.2
Post fixed interest rate		254.3		243.2

Brazilian Reais	10.2%	2,245.0	10.1%	2,372.0
Other	13.0%	510.2	11.5%	405.6
US Dollars	8.0%	3.8	14.0%	-
Canadian Dollars	5.8%	439.4	5.6%	480.3
Pre-fixed interest rate		3,198.4		3,257.9

AMBEV S.A.

Sensitivity analysis

The Company mitigates the bulk of the risks arising from non-derivative financial assets and liabilities using of derivative financial instruments. In this context, the Company has identified the main risk factors that could lead to losses on these derivative financial instruments, and has developed a sensitivity analysis based on three scenarios which could impact the Company’s future results and/or cash flow, as described below:

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of the standard deviation and correlation between the returns of several risk factors. This model gives the loss limit expected for an asset over a certain time period, and the confidence interval. Based on this methodology, the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days from December 31, 2024 were used for the calculation, which are presented in the model.

2 - Adverse scenario: a 25% deterioration in each transaction’s main risk factor compared to the level observed at December 31, 2024.

3 - Remote scenario: a 50% deterioration in each transaction’s main risk factor compared to the level observed at December 31, 2024.

The sensitivity analysis of exchange differences and commodity price variations is as follows:

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedges	Increases in commodities price	(76.2)	(37.2)	1,180.5	2,437.3
Input purchases		76.2	34.0	(1,247.5)	(2,571.2)
Foreign exchange hedges	Foreign currency increases	1,067.2	1,177.4	3,887.8	6,708.3
Input purchases		(1,067.2)	(1,203.2)	(4,983.8)	(8,898.4)
Cost effects		-	(29.0)	(1,163.0)	(2,324.0)

Foreign exchange hedges	Foreign currency increases	10.0	10.8	62.0	114.0
Capex purchases		(10.0)	(10.8)	(62.0)	(114.0)
Fixed asset effects		-	-	-	-

Foreign exchange hedges	Foreign currency increases	3.5	3.8	18.1	31.8
Expenses		(3.5)	(3.8)	(58.1)	(112.8)
Results of expense effects		-	-	(40.0)	(81.0)
		-	(29.0)	(1,203.0)	(2,405.0)

28.4.1.2 Commodity Risk: A significant portion of the Company’s inputs are made up of commodities, which have historically seen substantial price fluctuations. The Company's Policy establishes that entering into hedges is an appropriate way to protect the Company against unforeseen fluctuations in prices and foreign currency. The Company therefore uses both fixed price purchasing contracts and derivative financial instruments to minimize its exposure to volatility in the commodity prices of aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

The known risks (e.g., foreign currency and interest) shall be hedged by contracting derivative financial instruments. Existing risks which are not yet recorded (e.g., future contracts for purchases of raw materials or property, plant and equipment) shall be mitigated using projections for the length of time required for the Company to adapt to the new costs scenario, which may vary from ten to fourteen months, also through the use of derivative financial instruments. Most translation risks are not hedged.

AMBEV S.A.

If intercompany transactions create an economic exposure, additional currency hedges should be considered to minimize the economic impact on the consolidated income statement. The Company does not adopt hedging practices to eliminate exchange differences on equity investments in countries with a currency other than the Brazilian Real; however, it may use hedges for future dividend payments in other currencies. Any exceptions to this policy must be approved by the Operations and Finance Committee (“COF”).

28.4.2 Credit Risk

A substantial portion of the Company’s sales is made to distributors, supermarkets and retailers, through a broad distribution network. Credit risk is mitigated by due to the large number of customers and the control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

In order to minimize the credit risk on its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

The selection process for financial institutions authorized to operate as counterparties of the Company is set out in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

Any available deposits or cash must be kept in accounts with top tier banks, or banks with high credit ratings in the respective countries. Any position of a short-term nature (less than six months) should be considered as a deposit or cash.

Counterparty risk must be managed by the Company globally, with product limits established by the treasury area, considering: (i) the counterparty’s credit rating; (ii) the transaction term; (iii) the amount; and (iv) the split between assets and liabilities, in the absence of a clearing clause in derivative contracts.

The carrying amounts of cash and cash equivalents, investment securities, trade receivables excluding prepaid expenses, recoverable taxes and derivative financial instruments are disclosed net of provisions for impairment, and represent the maximum exposure to credit risk at December 31, 2024. At December 31, 2024, there was no concentration of credit risk on any counterparty in excess of the limits established by the Company's Credit Risk Policy. The counterparty risk is reassessed on a quarterly basis.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers, through a broad distribution network. Credit risk is mitigated by the large number of customers and by the control procedures used to monitor risk. Historically, the Company has not incurred significant losses on receivables from customers.

Investments

In order to minimize the credit risk on its investments, the Company has adopted procedures for the allocation of cash and investments, taking into consideration the credit limits and credit analysis of financial institutions, avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

AMBEV S.A.

28.4.3	Liquidity Risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, the issuance of debt, bank borrowing, and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on shareholders’ equity; capital expenditure; investments in companies; increases in the ownership of Ambev’s subsidiaries or in companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that its cash flow from operating activities, cash and cash equivalents and short-term investments, together with derivatives and access to loan facilities, are sufficient to finance its capital expenditure, financial liabilities and dividend payments in the future.

	2024
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	41,771.7	43,322.1	40,229.7	101.2	(30.3)	1,200.8	1,820.7
Secured bank loans	115.4	155.0	29.0	25.2	25.2	50.4	25.2
Other secured loans	372.2	502.1	160.5	147.6	125.8	14.4	53.8
Lease liabilities	2,965.1	3,470.2	1,319.8	1,003.7	569.1	348.0	229.6
	45,224.4	47,449.4	41,739.0	1,277.7	689.8	1,613.6	2,129.3

	2023
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	36,817.8	38,453.7	35,522.5	439.9	10.6	808.6	1,672.1
Secured bank loans	126.5	177.8	26.7	25.2	25.2	50.4	50.4
Other secured loans	415.7	594.7	156.0	171.2	134.2	79.4	53.9
Lease liabilities	2,958.9	3,473.0	1,344.0	608.3	552.6	452.6	515.5
	40,318.9	42,699.2	37,049.2	1,244.6	722.6	1,390.9	2,291.8

(i)	Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to the Company’s participation in subsidiaries and other liabilities, except for transactions with related parties.

.

28.4.4 Capital Management

The Company continuously evaluating and optimizes its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. Besides the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratings and capital classifications that are applied to the financial statements.

The company monitors its net debt in order to guarantee the continuity of its business in the long term.

	2024	2023
Debt details
Interest-bearing loans and borrowing current and non-current	3,452.7	3,501.1
(-) Current investment securities	(1,242.0)	(277.2)
(-) Cash and cash equivalents	(28,595.7)	(16,059.0)
Net debt/(cash)	(26,385.0)	(12,835.1)

AMBEV S.A.

28.4.5 Foreign currency risk

The Company is exposed to foreign currency risk on its borrowing, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of Group entity. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and full deliverable forwards.

28.5 Offsetting financial assets and liabilities

For financial assets and liabilities that are subject to settlement agreements on a net basis or similar agreements, each agreement between the Company and the counterparty allows this type of settlement when both parties opt for this. In the absence of such a decision, the assets and liabilities will be settled at their gross amounts, but each party will have the option to settle on a net basis, in the case of default by the counterparty.

28.6 Risk management in relation to climate change and the sustainability strategy

Considering the nature of the Company’s operations, are inherently exposed to certain risks related to climate change, and relevant sustainability aspects. As the events mentioned in this section are highly uncertain, the Company cannot determine their financial impact at this moment. Any impacts mentioned could result in material adverse effects on our business, liquidity, financial condition and operational results. The Company continues to manage its liquidity and capital resources in a disciplined manner to cover the costs of the potential materialization of such risks, in addition to continuously reviewing its Sustainability and Climate risk matrix and its mitigations, adaptations, and resilience controls. For the period ended December 31, 2024 the Management considered the following to be the Company’s main risks:

28.6.1 Adaptation and resilience to climate change

The Company is subject to risks associated with extreme weather events such as droughts, floods, storms, and heatwaves, among others, the frequency and severity of which have been increasing in recent years and can directly impact our operations, supply chain, and financial results.

In 2024, natural disasters such as the floods in the southern region of Brazil and the wildfires on the east coast of the United States of America affected various industries, highlighting the need for robust strategies for climate resilience. In addition to physical damages, the Company may face stricter regulatory changes, requiring investments in cleaner technologies, adaptation of facilities and production processes, as well as additional costs related to the carbon market.

28.6.2 Commodities prices

There is growing concern that the current levels of carbon dioxide and other greenhouse gases in the atmosphere are having adverse impacts on global temperatures, climate patterns and the frequency and severity of extreme weather and natural disasters, such as droughts, floods, unseasonal rain, and tropical cyclones, among others. In the event that climate change have a negative effect on agricultural productivity, the Company may be subject to decreased availability of or less favorable pricing on certain agricultural commodities that are necessary for its products, such as barley, hops, sugar and corn. In addition, public expectations regarding reductions in greenhouse gas emissions could result in increased energy, transportation and raw materials, potentially requiring additional investments in facilities and equipment due to increased regulatory pressures. As a result, the effects of climate change could have a long-term, material adverse impact on the Company’s business and operational results.

AMBEV S.A.

28.6.3 Water crisis

The Company also faces risks related to water scarcity and quality in the regions where it operates. Drinking water is a limited resource in many parts of the world, and faces unprecedented challenges from climate change and the resulting changes in precipitation patterns, as well as the frequency of extreme weather, overexploitation, increasing pollution, and poor water management. The Company has implemented an internal strategy to reduce water usage in its operational plants. However, as demand for water continues to increase around the world, and as water becomes scarcer and the quality of the available water deteriorates, the Company may be affected by increasing production costs or capacity constraints, which could adversely affect its business and the results of its.

Droughts can cause barley crop failures, especially in South America, where most barley is rain-fed. Meteorological droughts (short-term, precipitation-impacted droughts) can significantly affect barley crop performance. As a result, the effects of climate change could have a substantial long-term detrimental impact on the Company's business and operational results.

28.6.4 Environmental regulations

The Company's operations are subject to a wide range of federal, state, and municipal laws and regulations regarding safety and the environment related to the licenses or permits required for its business, as well as the use of water resources and solid waste management, in addition to reverse logistics obligations wich impose additional obligations on various productive sectors regarding integrated management and environmentally appropriate management of solid waste. rates and the recycled content of glass packaging.

The Company’s activities require the continuous attainment and renewal of environmental licenses on which its production units depend. Technical difficulties or non-compliance with renewal deadlines or the requirements of environmental agencies may have adverse effects on the business, as the Company may be subject to: (i) the imposition of administrative penalties (including fines, suspensions or shutdowns of activities, or license cancellations, among others); (ii) the payment of costs to recover degraded areas; and (iii) accountability in the civil, administrative and criminal spheres, depending on the severity of the case.

There is no guarantee that the Company, even adopting appropriate practices and processes, will not incur environmental liabilities, or that these applicable environmental laws and regulations will not change or become stricter in the future. Accordingly, non-compliance with the applicable laws or with the technical conditions established in licenses and permits may harm the Company's reputation, the results of its operations, and its financial health.

28.6.5 Social

The Company is subject to obligations regarding respect of human rights of all stakeholders, which may result in additional costs, as well as significant contingencies regarding social issues. In general, social risks arise from the potential and actual adverse impacts of its business activities on the human rights of all stakeholders involved in its operations, including its own employees, consumers, suppliers, investors and the local communities where the Company operates, whether directly or indirectly connected to its activities.

Similarly, we may be challenged, including judicially, about the absence of clear goals and effective actions to foster diversity, equity, and inclusion, in all levels of the Company regardless of the hierarchy.

AMBEV S.A.

There is no guarantee that the Company will be able adequately to manage the social risks mentioned above in compliance with all national and international parameters and guidelines, which consequently may eventually harm the Company's operating results and reputation, and may expose it to legal and regulatory risks, which could materialize in different ways.

Accounting policies

Classification and measurement

Financial assets (except for accounts receivable without a significant financing component) or financial liabilities are initially measured at fair value, plus, for items not measured at fair value through profit or loss, transaction costs directly attributable to their acquisition or issue.

Financial assets

The Company classifies its financial assets upon initial recognition, depending on the business model used to manage the financial assets and the contractual terms of the cash flow, under the following measurement categories:

(i) At amortized cost;

(ii) At fair value through profit or loss; and

(iii) At fair value through other comprehensive income (“FVOCI”).

Financial assets are not reclassified subsequently to initial recognition, unless the Group changes the business model for the management of financial assets, in which case all impacted financial assets are reclassified on the first day of the post-change business model.

Financial assets are derecognized when the contractual rights to receive cash flow from the asset have expired or been transferred in a transaction in which substantially all the risks and benefits of ownership of the financial asset are transferred by the Company.

a) Amortized cost

The Company classifies financial assets as measured at amortized cost only when both of the following criteria are satisfied:

i) The financial asset is held under a business model with the objective of receiving contractual cash flow; and

ii) The contractual terms generate, on specific dates, cash flow that relates solely to the payment of principal and interest on the principal amount outstanding.

b) Fair value through profit or loss

All financial assets not classified by the Company as measured at amortized cost or FVOCI, and financial assets with cash flow that does not represent exclusively payments of principal and interest, are classified at fair value through profit or loss. This category also includes debt instruments which are not held under a business model with the objective of collecting contractual cash flow, or to collect contractual cash flow and then to sell the instrument.

c) Fair Value through Other Comprehensive Income

Debt instruments at FVOCI, with gains or losses recycled to profit or loss upon derecognition. Financial assets in this category represent the Company’s quoted debt instruments that are held within a business model to collect cash flow and then to sell the instruments.

AMBEV S.A.

Equity instruments designated as at FVOCI, with no recycling of gains or losses to the profit or loss upon derecognition. This category only includes equity instruments that the company intends to hold for the foreseeable future, and that the Company has irrevocably elected to classify as such upon initial recognition or transition. These instruments are not subject to impairment testing.

Financial liabilities

The Company classifies its financial liabilities, depending on the purpose for which the financial liabilities were entered, in the following categories:

i) Measured at amortized cost;

ii) Measured at fair value through profit or loss;

The Company classifies most of its financial liabilities as measured subsequently at amortized cost, meaning that interest expenses, foreign exchange differences gains, and losses are recognized in the income statement. Financial liabilities are classified as measured at fair value through profit or loss if they are derivative instruments or contingent considerations recognized by the acquirer in the course of a business combination. Such financial liabilities are measured at fair value, and the net result, including interest, is recognized in the income statement.

Financial liabilities are derecognized when contractual obligations are removed, are cancelled, or expire. The difference between the written-off carrying amount and the consideration paid (including any assets transferred or liabilities assumed) is recognized in profit or loss for the year.

All financial liabilities are initially measured at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost and adjusted using the effective interest rate method. Derivative instruments continue to be classified as at fair value through profit or loss.

Hedge accounting

The company uses derivative financial instruments to hedge against risk related to foreign currencies, interest rates and commodity prices, and these instruments are not used for speculative purposes. Derivatives that, although contracted for hedging purposes but do not meet all of the criteria for hedge accounting are recognized at fair value through profit or loss.

Derivatives are initially recognized at fair value. The fair values of derivative can be obtained from market quotes or based on pricing models that consider current market rates and credit quality of the counterparty.

Subsequently to initial recognition, derivatives are remeasured at their fair value at the dates of the financial statements. Changes in the fair values of derivatives are recognized in current income, except when these instruments represent cash flow hedges or net investment hedges, where portions of the gains or losses on the hedge instrument identified as effective hedge are recognized in comprehensive income. The designated hedging instrument represents only the effective spot element contract, with only the change in the value of the spot element recognized in comprehensive income, The forward element, which can be separated and excluded from the financial instrument’s designation as hedge instrument, is recognized in the financial result, in accordance with IFRS 9 - Financial Instruments.

The company contracts commodities derivatives that have similar terms to the hedged items and applies component hedging to its commodities. The hedged component is contractually specified, and matches that defined in the derivative contract, meaning that the hedging relationship is 1:1. At the beginning of the hedge transaction, the Company prepares formal documentation, including: (i) the objective of the hedge; (ii) the type of hedge; (iii) the risk management strategy; (iv) the nature of the risk to be hedged; (v) the identity of the hedged item; (vi) the identity of the hedging instrument; and (vii) the prospective demonstration of effectiveness.

AMBEV S.A.

The effectiveness of hedges is measured qualitatively. Whenever the terms do not match, the Company uses the hypothetical derivative method to assess the hedge’s effectiveness. Common causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either party to the derivative contract.

a) Cash flow hedges

Cash flow hedges are used to protect the cash flow exposure of a recorded asset or liability against foreign currency risk on commodity price fluctuations, associated with a highly probable transaction. The effective portion of any gain or loss on a derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve) and must be reclassified from the cash flow hedge reserve to the same line item within which, and the same period during which, the cash flow futures being hedged impacted the result. The ineffective portion of any gain or loss is recognized immediately in the current income statement, within the financial result.

When a hedging instrument or hedgeing relationship is extinguished, but the hedged transaction is still expected to occur, the cumulative gains and losses (up to the date of termination) continue to be recorded within comprehensive income, but are reclassified based on the above practice when the hedged transaction occurs. If the hedged transaction is no longer probable, the accumulated gains and losses recognized in comprehensive income are reclassified immediately to the current year’s income statement.

b) Fair value hedge

Fair value hedges are used to protect the Company's net debt against fluctuations in exchange rates and interest rates. The Company's cash and debt positions in foreign currency are continually monitored to identify new exposure.

When a a derivative is intended to hedge the variability in the fair value of a recognized asset or liability, or of a firm commitment, any resulting (gain or loss) on the hedging instrument is recognized in the profit or loss. The carrying amount of the hedged item is also adjusted to reflect changes in the fair value pf the risk being hedged, with any gain or loss recognized in the income statement.

c)Net investment hedge

The net investment hedge is used to minimize the exposure to exchange rate differences resulting from the conversion of the net investment, or part thereof, in the Company's subsidiaries abroad, using a balance sheet conversion quota.

When a non-derivative foreign currency liability hedges a net investment in a foreign operation, exchange differences arising on the translation of the liability into the functional currency are recognized directly in other comprehensive income (translation reserves), while the ineffective portion is recognized immediately in profit or loss.

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in profit or loss.

AMBEV S.A.

Derivatives at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative financial instruments are recognized immediately in the profit or loss for the current year.

Impairment of financial assets

At the end of each reporting period, Management performs impairment testing of financial assets or groups of financial assets. If a trigger event occurs, a financial asset or group of financial assets will be deemed to be impaired. An asset or group of financial assets is deemed to be impaired, and impairment losses are recorded, only if there is evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (a "loss event") and that event (or events) has an impact on the estimated future cash flow from the financial asset or group of financial assets that can be reliably estimated.

Classification of fair value

IFRS 13 - Fair Value Measurement defines the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The definition fair values of financial instruments are based principally on the conditions existing at the date of each balance sheet. Pursuant to IFRS 13 - Fair Value Measurement, financial instruments measured at fair value must be classified into the categories below:

Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2: fair values of financial instruments which are not traded in an active market, using other techniques for which all inputs that have a significant effect on the recorded fair value are observable, either directly or indirectly.

Level 3: if one or more significant items of data are not based on observable market data, the Company uses techniques that use sources other than observable market data that has a significant effect on the recorded fair value.

29.	COLLATERAL AND CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	2024	2023

Collateral given for the Company’s own liabilities	566.5	581.0
Other commitments	1,275.8	1,146.8
	1,842.3	1,727.8

Commitments to suppliers - Property, plant and equipment and Intangibles	691.7	1,000.8
Commitments to suppliers - Inventory	46,943.0	38,391.0
	47,634.7	39,391.8

At December 31, 2024 the Company had R$540.1 (R$558.2 at December 31, 2023) of cash guarantees.

Most of the commitments balance relates to obligations to packaging suppliers. These commitments are primarily aimed at ensuring a secure long-term supply of the Company’s strategic inputs, as well as offering greater assurance to suppliers making long-term investments. The future contractual commitments are presented below:

AMBEV S.A.

	2024	2023

Less than 1 year	21,354.8	9,619.2
Between 1 and 2 years	12,333.2	9,536.3
More than 2 years	13,946.7	20,236.3
	47,634.7	39,391.8

The deposits in cash used as guarantees are presented within other assets. The amount of fixed assets pledged as collateral is not material.

30.	RELATED PARTIES

The Company adopts corporate governance practices as recommended and/or required by the applicable laws. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements between the Company and/or any of its subsidiaries (except wholly owned subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Company's Governance Committee is responsible for advising the Board of Directors on matters related to related parties transactions, among other matters.

Management is prohibited from interfering in any transaction in which a conflict of interest with the Company’s interests exists, even if only in theory. This prohibition also applies to the decisions taken by other members of Management on the matter. When such a conflict exists, members must inform Management of the conflict, and ensure that their non-participation in the deliberation is recorded in the minutes of the Board of Directors or Executive Board meeting.

30.1 Transactions with key Management members

Key Management includes the Statutory Executive Board and the Board of Directors. In addition to short-term benefits (primarily salaries), Management members are entitled to participate in share-based payment schemes, as described in note 25- Share-based payments).

The total expenses related to the Company’s Management members are as follow:

	2024	2023	2022

Short-term benefits (i)	56.7	52.2	67.2
Share-based payments (ii)	99.7	80.7	66.0
Social security (iii)	18.1	14.4	7.0
Total key Management remuneration	174.5	147.3	140.2

(i)	These mainly correspond to management salaries and variable compensation (including performance bonuses).

(ii)	Reflects expenses related to share options, deferred shares, restricted stocks and performance shares granted to Management

(iii)	Represents to the social security charges (INSS) levied on the Management’s remuneration.

Except for the abovementioned remuneration, the Company has no other types of transactions with Management members, nor does it have outstanding balances receivable from or payable to them in its balance sheet.

In addition, on October 19, 2023, the Company adopted a clawback policy in relation to performance-based variable compensation awarded to certain executives, restricted to the members of the Statutory Executive Board. According to this policy, "performance-based variable compensation" is broadly defined to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g. variable performance-related compensation (bonuses) and annual long-term incentive performance stock units (“PSUs”)).

AMBEV S.A.

The policy provides that, in the event that the company is required to prepare a restatement of its financial statements due to the company's material non-compliance with any financial reporting requirements under the applicable securities laws, the Company will recover (on a pre-tax basis) from the Statutory Executive Board members any performance-based compensation awarded on or after October 2, 2023, and for the three fiscal years preceding the date on which the restatement was required, and which exceeds the amount that would have been due if the performance-based variable compensation had been determined based on the restated financial information, subject to certain limited exceptions. The recovery of such compensation applies regardless of any individual misconduct by the executive or by any other member of the Statutory Executive Board, and irrespective of whether any member of the Statutory Executive Board caused or contributed to the misstatement of the financial statements.

30.2 Transactions with the Company's shareholders:

30.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, holding 10.2% of its share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with healthcare and dental assistance, support for technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. At December 31, 2024, and December 31, 2023, the actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully funded by plan assets held for this purpose, which significantly exceeded the respective liabilities at these dates.

Ambev recognizes the assets (prepaid expenses) of this plan to the extent of the economic benefits that are available to the Company, arising from reimbursements or reductions in future contributions.

As at December 31, 2024, the expenses incurred and recorded by Fundação Zerrenner with third parties to provide these benefits amounted to R$347.0 at December 31, 2024 (R$322.9 at December 31, 2023), of which R$312.5 and R$34.5 were related to active employees and retirees respectively (R$291.7 and R$31.2 at December 31, 2023, respectively).

30.2.2 Licensing agreement with AB InBev

The Company has a licensing agreement with Anheuser-Busch, Inc. S.A./N.V. (“AB InBev”) and some of its subsidiaries, such as Group Modelo and Spaten-Franziskaner-Bräu GmbH to produce, bottle, import, promote, sell and distribute its main products in the territories in which the Group operates. Similarly, the Company also grants a license to AB InBev and some of its subsidiaries to distribute its main products, such as Brahma® in its territories.

In this context, at December 31, 2024 the Company recorded R$46.3 (R$35.4 at December 31, 2023 and R$22.6 at December 31, 2022) and R$1,103.4 (R$888.6 at December 31, 2023 and R$736.7 at December 31, 2022) as royalties income and expenses, respectively in its Consolidated results.

AMBEV S.A.

30.3 Transactions with related parties recognized in the income statement

	2024
	Sales and other	Service fees / reimbursement of expenses and other receivables	Royalties income	Product purchases and other	Royalties expenses	Net finance cost
AB InBev	-	188.1	0.2	(5.7)	(242.5)	70.4
AB Package	-	-	-	(284.6)	-	-
AB Procurement	-	-	-	(1.2)	-	-
AB Services	0.3	2.0	-	-	-	-
AB USA	-	-	46.1	(475.5)	(546.4)	-
Bavaria	317.9	-	-	(50.9)	-	-
Cervecería Modelo	0.4	-	-	(894.5)	(280.2)	(13.5)
InBev	-	-	-	(49.4)	-	-
ITW International	-	-	-	-	-	(2.1)
Other	18.1	61.0	-	(74.7)	(34.3)	2.1
	336.7	251.1	46.3	(1,836.5)	(1,103.4)	56.9

	2023
	Sales and other	Service fees / reimbursement of expenses and other receivables	Royalties income	Product purchases and other	Royalties expenses	Net finance cost
AB InBev	-	97.2	0.1	(0.5)	(143.3)	64.0
AB Package	-	-	-	(235.5)	-	-
AB Procurement	-	-	-	-	-	(0.5)
AB Services	0.3	8.1	-	-	-	-
AB USA	-	-	35.3	(464.5)	(454.5)	(0.2)
Bavaria	72.3	-	-	(56.7)	-	-
Cervecería Modelo	0.9	-	-	(959.2)	(275.7)	-
InBev	-	-	-	(41.9)	-	-
ITW International	-	-	-	-	-	120.0
Other	1.4	10.8	-	(28.7)	(15.1)	1.0
	74.9	116.1	35.4	(1,787.0)	(888.6)	184.3

	2022
	Sales and other	Service fees / reimbursement of expenses and other receivables	Royalties income	Product purchases and other	Royalties expenses	Net finance cost
AB InBev	-	5.2	0.1	21.0	(146.8)	208.7
AB Package	-	-	-	(356.8)	-	-
AB Procurement	-	-	-	(18.1)	-	-
AB USA	3.1	-	22.4	(653.6)	(479.2)	-
Ambev Peru	0.6	-	-	-	-	-
Bavaria	32.0	-	-	(56.7)	-	-
Cervecería Modelo	124.4	-	-	(1,227.5)	(96.1)	-
Cervecerías Peruanas	1.7	-	-	(49.6)	-	-
InBev	-	-	-	(129.8)	-	-
ITW International	-	-	-	-	-	37.3
Other	84.8	9.6	-	(79.7)	(14.6)	1.9
	246.6	14.8	22.5	(2,550.9)	(736.7)	247.9

AMBEV S.A.

30.4 Open balances with related parties

	2024			2023
	Current			Current
	Trade receivables (i)	Other trade receivables (i)	Dividends receivable	Trade receivables (i)	Other trade receivables (i)	Dividends receivable
AB Africa	3.4	-	-	3.7	-	-
AB InBev	121.6	12.9	-	139.2	-	-
AB Services	6.7	-	-	17.2	-	-
AB USA	24.9	-	-	27.1	-	-
Bavaria	0.4	-	-	10.4	-	-
Cervecería Modelo	21.5	-	-	11.2	-	-
Cervecerías Peruanas	0.2	-	-	-	-	-
InBev	2.6	24.8	-	1.4	19.0	-
Panama Holding	9.1	-	1.3	4.0	-	1.0
Other	47.5	-	-	22.5	-	-
	237.9	37.7	1.3	236.7	19.0	1.0

	2024			2023
	Non-current	Current		Non-current	Current
	Trade payables (i)	Trade payables (i)	Dividends payable	Trade payables (i)	Trade payables (i)
AB InBev	-	(84.9)	-	-	(21.5)
AB Package	-	(131.0)	-	-	(110.2)
AB Services	-	(5.8)	-	-	(2.4)
AB USA	-	(254.1)	-	-	(209.6)
Bavaria	-	(8.8)	-	-	(30.2)
Cervecería Modelo	-	(633.6)	-	-	(1,497.9)
Cervecerías Peruanas	-	(6.1)	-	-	(7.9)
InBev	-	(9.8)	-	-	(8.7)
ITW International	(258.3)	-	(3,569.1)	(199.9)	-
Other	-	(46.5)	(544.4)	-	(28.1)
	(258.3)	(1,180.6)	(4,113.5)	(199.9)	(1,916.5)

(i)	The amount represents trading operations (purchase and sale) and reimbursements between the companies of the group

AMBEV S.A.

The list of companies included in the tables above is as follows:

AB InBev Procurement GmbH ("AB Procurement")
Anheuser-Busch Inbev Africa (Pty) Ltd. ("AB Africa")
Anheuser-Busch InBev N.V. ("AB InBev")
Anheuser-Busch Inbev Services LLC ("AB Services")
Anheuser-Busch Inbev USA LLC ("AB USA")
Anheuser-Busch Packaging Group Inc. ("AB Package")
Bavaria S.A. ("Bavaria")
Cervecería Modelo de Mexico S. de R.L. de C.V. ("Cervecería Modelo")
Cervecería Nacional S de RL ("Panamá Holding")
Compañia Cervecera Ambev Peru S.A.C. (“Ambev Peru”)
InBev Belgium N.V. ("InBev")
Interbrew International B.V. ("ITW International")
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. ("Cervecerías Peruanas")

Accounting policies

Transactions between subsidiaries, including balances, unrealized gains and losses on these transactions, are eliminated. The accounting policies of the subsidiaries are consistent with those adopted by the parent company.

Royalties expenses incurred are recorded as part of the cost of goods sold.

It is the Company's policy that related party transactions follow should be carried out based on reasonable and commutative conditions, in line with those applicable in the market, or at which the Company would contract with third parties, and that these transactions should be reflected clearly in the individual and consolidated financial statements and formalized in written contracts.

31.	GROUP COMPANIES

List of most significant fully consolidated companies:

Country	Company name	Ownership %
Argentina	CERVECERÍA Y MALTERIA QUILMES SAICA Y G	99.82%
	MALTERÍA PAMPA S.A.	100.00%
Bolivia	CERVECERÍA BOLIVIANA NACIONAL S.A.	85.34%
Brazil	AMBEV S.A.	Consolidating
	AROSUCO AROMAS E SUCOS LTDA.	100.00%
	CRBS S.A.	100.00%
Canada	CERBUCO BREWING	100.00%
	LABATT BREWING COMPANY LTD.	100.00%
Chile	CERVECERÍA CHILE S.A.	100.00%
Cuba	CERVECERIA BUCANERO S.A	50.00%
Spain	JALUA SPAIN, S.L.	100.00%
Luxembourg	AMBEV LUXEMBOURG	100.00%
Malta	ARLC LIMITED	100.00%
Paraguay	CERVECERÍA PARAGUAYA S.A.	87.36%
Dominican Republic	CERVECERÍA NACIONAL DOMINICANA, S.A.	97.11%
Uruguay	LINTHAL S.A.	100.00%
	CERVECERÍA Y MALTERIA PAYSANDU S.A.	100.00%
	MALTERÍA URUGUAY S.A	100.00%
	MONTHIERS S.A.	100.00%
Panama	CERVECERÍA NACIONAL S. DE R.L.	100.00%

The Company's subsidiary, Cervecería Nacional Dominicana, S.A., and Koscab Holdings Limited (“Koscab”) entered into an agreement (the“Share Purchase Agreement”) on December 26, 2024, whereby Cervecería Nacional Dominicana S.A. committed to transfer all of the shares it holds in the holding company SLU Beverages LTD. (“SLU”), the majority shareholder of Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited, and Dominica Brewery & Beverages Limited, to Koscab, in exchange for a deferred payment structured in five tranches until 2028, with the transfer of operational control expected to occur in 2025. The completion of the transaction is subject to approval from l the ocal authorities and the fulfilment of conditions precedent to be agreed between the parties. The net asset value of SLU corresponds to approximately 1% of the net assets of the Company.

AMBEV S.A.

32.	EVENTS AFTER THE REPORTING PERIOD

32.1 Disallowance of tax paid abroad

In January 2025, the Company received new tax assessments related to the 2019 calendar year 2019, involving the disallowance of income tax paid abroad by its subsidiaries. As the Company contests the legitimacy of these charges, it has filed administrative defenses, which are pending judgment. This assessment is similar to the disallowances already contested by the Company, as disclosed in the individual and consolidated annual financial statements for the 2024 fiscal year, in explanatory note 27.2.1 - Main contingencies with a possible risk of loss, in the section “Disallowance of tax paid abroad”.

The assessed amount, estimated by the Company and supported by the opinion of its internal and external lawyers as representing a possible loss, is approximately R$2 billion. Due to this classification, the Company will not recognize a provision in relation to this matter. This uncertain tax treatment regarding income tax credits paid abroad, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes, continued to be applied by the Company and impacted subsequent calendar years (2018, and 2020 to 2024). If new challenges arise in the future, on the same basis and grounds as the tax assessments mentioned above, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

32.2 Distribution of dividends

In a meeting held on February 25, 2025, the Board of Directors approved the distribution of dividends in the amount of R$ 0.1276 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of January 31, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to January 31, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder will be allocated to the special profit reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law. The aforementioned payment shall be made on April 04, 2025, considering the shareholding position of March 14, 2025 with respect to B3 S.A. - Brasil, Bolsa, Balcão, and March 18, 2025 with respect to the New York Stock Exchange - NYSE, without any monetary adjustment. Shares and ADRs shall be traded ex-dividends as from and including March 17, 2025.