Form 20-F
period 2025-12-31
AMBEV S.A.
filed 2026-03-03
CIK 1565025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-36165

AMBEV S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil
(Jurisdiction of incorporation or organization)

Rua Dr. Renato Paes de Barros, 1017, 4th floor
04530-001 São Paulo, SP, Brazil
(Address of principal executive offices)
Guilherme Fleury de Figueiredo Ferraz Parolari, Chief Financial, Investor Relations and Shared Services Officer
Address: Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil
Telephone No.: +55 (11) 2122-1200
email: ri@ambev.com.br
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

15,761,638,756

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

Yes ☐ No ☒

Introduction

This annual report on Form 20-F relates to the registered American Depositary Shares (“ADSs”), of Ambev S.A. (“Ambev”), evidenced by American Depositary Receipts (“ADRs”), each representing one common share, no par value, of Ambev.

In this annual report, except as otherwise indicated or as the context otherwise requires, the “Company,” “Ambev,” “we,” “us” and “our” refers to Ambev S.A. and its subsidiaries and, unless the context otherwise requires, the predecessor companies that have been merged out of existence with and into it. All references to “Old Ambev” refer to Companhia de Bebidas das Américas – Ambev, our former subsidiary that had common and preferred shares listed on the São Paulo Stock, Commodities and Futures Exchange (B3 S.A. – Brasil, Bolsa, Balcão, or “B3”) (previously named as BM&FBovespa S.A. – Bolsa de Valores, Mercadorias e Futuros), and common and preferred ADSs listed on the New York Stock Exchange, (“NYSE”), and that was merged out of existence with and into us in January 2014. All references to “NAB” are to the non-alcoholic beverages in our portfolio other than non-alcoholic beer. All references to “Brazil” are to the Federative Republic of Brazil unless the context otherwise requires. All references to the “Brazilian federal government” are to the federal government of Brazil. All references to percent ownership interests in Ambev do not consider treasury shares.

Presentation of Financial and Other Information

We prepare our audited consolidated financial statements in accordance with the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) (currently referred to by the IFRS Foundation as the IFRS Accounting Standards), including the interpretations issued by the IFRS Interpretations Committee or by its predecessor, the Standing Interpretations Committee, effective as of December 31, 2025. The financial information and related discussion and analysis contained in this annual report on Form 20-F are presented in millions of Brazilian reais, unless otherwise indicated. Except as noted, the financial information analysis in this annual report on Form 20-F is based on our consolidated financial statements as of December 31, 2025 and 2024 and for the three years ended December 31, 2025, included elsewhere in this document. Percentages and some amounts in this annual report on Form 20-F have been rounded for ease of presentation. Any discrepancies between totals and the sums of the amounts listed are due to rounding.

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

We maintain our books and records in reais. However, solely for the convenience of the reader, we have translated certain amounts included in this annual report from reais into U.S. dollars using the selling rate as reported by the Central Bank of Brazil (Banco Central do Brasil or “Brazilian Central Bank”), as of December 31, 2025, of R$5.50 to US$1.00 or, where expressly indicated, at an average exchange rate prevailing during a certain period. We have also translated some amounts from U.S. dollars and Canadian dollars into reais. All such currency translations should not be considered representations that any such amounts represent, or could have been, or could be, converted into, U.S. or Canadian dollars or reais at that or at any other exchange rate. See “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders” for more detailed information regarding the translation of reais into U.S. dollars.

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

Many of these forward-looking statements can be identified by the use of forward-looking words such as “anticipate,” “project,” “may,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate,” “potential,” among others. These statements appear in several places in this annual report and include, but are not limited to, statements regarding our intent, belief or current expectations. Forward-looking statements are subject to certain risks and uncertainties that are outside our control and are difficult to predict. These risks and uncertainties could cause actual results to differ materially from those suggested by forward-looking statements. Factors that could cause actual results to differ materially from those contemplated by forward-looking statements include, among others:

•	general economic, political and business conditions both in Brazil and abroad, including, in Brazil, developments and the perception of risks in connection with the administration of President Luiz Inácio Lula da Silva and the policies his government may adopt or change during his term in office, particularly economic and fiscal reforms, and in the United States, developments and the perception of risks in connection with the administration of President Donald Trump and the policies his government may adopt or change during his term in office, particularly in the foreign policy landscape, any of which may negatively affect growth prospects in the Brazilian economy as a whole.
•	local, regional, national and international economic conditions, including the risks of a global recession or a recession in one or more of our key markets, and the impact they may have on us, our customers and our consumers, and our assessment of that impact.
•	the adverse impact of global geopolitical instability and international tensions, including wars, armed conflicts, sanctions, disruptions in trade and supply chains, and related macroeconomic volatility.

•	changes in government policies, international trade policies, applicable laws, regulations and taxes in jurisdictions in which we operate including the laws and regulations governing our operations, as well as actions or decisions of courts and regulators.
•	the monetary, exchange rate and interest rate policies of central banks, including appreciation, depreciation and devaluation of the real or other currencies in the countries where we operate.
•	inflation and government measures to fight inflation.
•	greater than expected costs (including taxes) and expenses.
•	lower than expected revenue.
•	changes in pricing environments and volatility in commodity prices.
•	regional or general changes in asset valuations.
•	limitations on our ability to contain costs and expenses.
•	continued availability of financing.
•	any inability to economically hedge certain risks.
•	inadequate impairment provisions and loss reserves.
•	the risk of unexpected consequences resulting from acquisitions, joint ventures, strategic alliances, corporate reorganizations or divestiture plans, and our ability to successfully and cost-effectively implement these transactions and integrate the operations of businesses or other assets that we acquire.
•	our expectations with respect to expansion plans, projected asset divestitures, premium growth, accretion to reported earnings, working capital improvements and investment income or cash flow projections.
•	governmental intervention, resulting in changes to the economic, tax or regulatory environment in Brazil or other countries in which we operate.
•	the outcome of pending and future litigation and governmental proceedings and investigations.
•	ability to declare and pay dividends and interest on equity (“IOC”).
•	changes in government policies regarding tax subsidies and incentives.
•	the utilization of Ambev and its subsidiaries’ income tax loss carry forwards.
•	greater than expected customer losses and business disruptions.
•	our ability to continue to introduce competitive new products and services on a timely, cost-effective basis.
•	the effects of competition and consolidation in the markets in which we operate, which may be influenced by regulation, deregulation or enforcement policies.
•	changes in consumer spending and consumptions habits.
•	natural and other disasters.

•	water and/or energy scarcity and changes in government regulations aimed at rationing water and/or energy consumption in Brazil or other countries in which we operate.
•	availability and our ability to secure raw and packaging material that goes into our products.
•	technological changes.
•	our success in managing the risks involved in the foregoing.
•	the economic, financial, political, public health and other effects of pandemics, epidemics and similar crises, and governmental responses thereto, particularly as such factors impact markets where we operate, as well as our ability to timely and efficiently implement any necessary measure in response to, or to mitigate the impacts of such events on our business, operations, cash flows, perspectives, liquidity and financial condition.
•	other factors or trends affecting our financial condition or results of operations, including those factors identified or discussed under “Item 3. Key Information—D. Risk Factors.”

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

Summary of Risk Factors

Risks Relating to Our Operations

•	We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations.
•	Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.
•	Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customer and business information, could disrupt our operations.
•	We are subject to risks associated with non-compliance with any data protection laws in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed.
•	We are exposed to the risk of litigation.
•	Demand for our products may be adversely affected by changes in consumer preferences and tastes.
•	We rely on the reputation of our brands and damages to their reputation may have an adverse effect on our sales.
•	We may not be able to recruit or retain key personnel.
•	If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities.

•	If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs.
•	We rely on third parties, including certain key suppliers, and, in certain circumstances, the termination or modification of the arrangements with such third parties or non-compliance with the Company’s sustainability guidelines or any failure to comply with laws and regulations by them could negatively affect our business. While we seek to mitigate these risks through contractual protections, supplier diversification and ongoing monitoring, there can be no assurance that such measures will be effective in all cases.
•	We may not be able to protect our intellectual property rights.
•	Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.
•	Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on attractive terms or at all may adversely affect our liquidity, financial condition and business.
•	The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.
•	The relative volatility and illiquidity of securities of Brazilian companies may substantially limit your ability to sell our common shares and ADSs at the price and time you desire.
•	Our shareholders may not receive any dividends or IOC.
•	Future equity issuances may dilute the holdings of current holders of Ambev common shares or ADSs and could materially affect the market price for those securities.
•	Contractual and legal restrictions to which Ambev and its subsidiaries are potentially or allegedly subject may be triggered upon the consummation of certain transactions involving our indirect controlling shareholder, ABI, resulting in adverse limitations to our operations.
•	Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions.

Risks Relating to the Economy Sector in Which We Operate

•	Volatility in commodities prices may adversely affect our financial performance.
•	Negative publicity focusing on us or our products or on the way we conduct our operations may harm our business.
•	Competition could lead to a reduction of our margins, increase costs and adversely affect our profitability.
•	If we do not successfully comply with applicable anti-corruption laws, export control regulations and trade restrictions, we could be subjected to fines, penalties or other regulatory sanctions, as well as adverse press coverage, which could impact our reputation, operations and sales.

Risks Relating to the Regulation Sector in Which We Operate

•	Increases in taxes levied on beverage products in the countries in which we operate and unfair competition arising from tax evasion may adversely affect our results and profitability.
•	Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.
•	We are subject to Brazilian and other antitrust regulations.

•	Our business is subject to regulations in the countries in which we operate, and we may have our activities impacted by foreign legislation regarding social, environmental and climate issues.
•	Certain of our products may be subject to tax stamps, which may adversely affect our results and profitability.
•	The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs.

Risks Relating to Other Countries in Which We Operate

•	Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.
•	Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations.
•	Deterioration in economic and market conditions in Brazil and other emerging market countries, as well as in developed economies, may adversely affect the market price of our common shares and ADSs.
•	We operate a joint venture in Cuba, in which the Government of Cuba is our indirect joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.
•	The outbreak of infectious diseases, or the risk of an outbreak (e.g., pandemics, epidemics, including a potential new wave or variant of COVID-19), and government and other responses thereto are highly uncertain and unpredictable and may result in further adverse effects material to our business and may impact our ability to continue operating our business.

Risks Relating to Social and Sustainability Matters

•	Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.
•	Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations.
•	Scarcity or poor quality of water may negatively affect our production costs and capacity.
•	Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us.
•	New sustainability regulations may be enacted, and this may result in increased costs for Ambev to comply with them.
•	Our commitment to social responsibility may result in the incurrence of additional costs, and we are subject to laws, regulations and other obligations in furtherance of human rights, social justice and labor standards that may expose us to additional contingencies.
•	Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Risks Relating to Our Common Shares and ADSs

•	Brazilian foreign exchange controls and regulations could restrict conversions and remittances abroad of the dividend payments and other shareholder distributions paid in Brazil in reais arising from Ambev’s common shares (including shares underlying the Ambev ADSs).
•	The surrender of ADSs may cause the loss of the ability to remit foreign currency abroad and of certain Brazilian tax attributes.
•	Certain shareholder entitlements may not be available in the U.S. to holders of Ambev ADSs.
•	Holders of Ambev ADSs may be unable to fully exercise voting rights with respect to the Ambev shares underlying their ADSs.
•	Our status as a foreign private issuer allows us to follow Brazilian corporate governance practices and exempts us from a number of rules under the U.S. securities laws and listing standards, which may limit the amount of public disclosures available to investors and the shareholder protections afforded to them.
•	As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.
•	Foreign holders of our ADSs may face difficulties in serving process on or enforcing judgments against us and other persons.
•	Judgments of Brazilian courts with respect to our shares will be payable only in reais.

Risks Relating to Our Operations

We face operational risks that can result in the partial or temporary shutdown of our operations, which may adversely affect our financial condition and results of operations.

We face operational risks that may result in partial or temporary suspension of our operations and in loss of production. Such outages may be caused by factors associated with equipment failure, information system disruptions or failures (including due to cyberattacks), accidents, fires, strikes, weather, exposure to natural disasters, regional water crisis, electricity power outages and chemical product spills, accidents involving water reservoirs, availability of our suppliers to meet demand of raw and packaging materials, among other operational and environmental hazards. The occurrence of these events may, among other impacts, result in serious damage to our property, assets and reputation, a decrease in production or an increase in production costs, any of which may adversely affect our financial condition and results of operations.

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

Most of our sales are in reais; however, a portion of our debt is denominated in foreign currencies, including U.S. dollars. In addition, a significant portion of our cost of sales, particularly those associated with packaging materials such as aluminum cans and polyethylene terephthalate (“PET”) bottles, as well as essential ingredients like sugar, hops, and malt, are denominated in or linked to the U.S. dollar. Accordingly, the recent volatility of the U.S. dollar/real exchange rate has had a notable impact on our cost structure in recent years. Therefore, any devaluation of the real or other currencies with which we operate when compared to those foreign currencies may increase our financial expenses and operating costs and could affect our ability to meet our foreign currency obligations. Although our current policy is to substantially hedge our cost of sales against changes in foreign exchange rates, we cannot assure you that such hedging will be possible, accurate or available at reasonable costs at all times in the future.

In addition, we have historically reported our consolidated results in reais. In 2025, we derived 44.4% of our net revenues from operating companies that have functional currencies that are not reais (that is, in most cases, the local currency of the respective operating company). Consequently, any change in exchange rates between our operating companies’ functional currencies and reais will affect our consolidated income statement and balance sheet. Decreases in the value of our operating companies’ functional currencies against reais will tend to reduce those operating companies’ contributions in terms of our financial condition and results of operations.

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

The Brazilian currency has devalued frequently, including during the last two decades. Throughout this period, the Brazilian government has implemented various economic plans and utilized several exchange rate policies, including sudden devaluations and periodic mini-devaluations, during which the frequency of adjustments has ranged from daily to monthly, floating exchange rate systems, exchange controls and dual exchange rate markets. There have been significant fluctuations in the exchange rates between Brazilian currency and the U.S. dollar and other currencies. For example, as of December 31, 2024, the Brazilian real/U.S. dollar selling exchange rate was R$6.19 per U.S. dollar, reflecting a 27.9% depreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2023. As of December 31, 2025, the Brazilian real/U.S. dollar selling exchange rate was R$5.50 per U.S. dollar, reflecting a 11.1% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2024. As of February 18, 2026, the Brazilian real/U.S. dollar selling exchange rate was R$5.23 per U.S. dollar, reflecting a 4.9% appreciation against the U.S. dollar as compared to the exchange rate as of December 31, 2025.

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

Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customers and business information, could disrupt our operations.

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

Looking ahead, we continue to implement strategic initiatives and new technologies designed to grow our business, which are critical for the efficient functioning of our business. For example, we rely on digital platforms and related information technology systems to support core commercial and operational processes, including BEES platform, Zé Delivery (see “Item 4. Information on the Company—B. Business Overview—Customer Convenience—Zé Delivery, TaDa and BEES” for more information), and systems supporting our distribution centers and logistics network. We also collect and store non-public personal information that customers provide to purchase products or services, including personal information and payment information. For instance, we are in the final stages of implementing a new version of our main enterprise resource planning (ERP) system—S4 Hana, a SAP platform—which will enable us to book all transactional data used in our Brazilian operations. Any replacement or upgrades to our systems, along with the processes required to implement them, may cause occasional disruptions or delays that could impact our ability to run operations smoothly, fulfill orders, or deliver services to customers. These efforts, while promising, carry inherent costs and risks. There is no guarantee that our strategic initiatives will deliver the intended growth in revenue to offset implementation costs. Nonetheless, we remain focused on leveraging innovation to secure long-term business success.

We may experience occasional system interruptions and delays that make our websites, in-house controls, and services unavailable or slow to run our business operations, including to respond and prevent us from efficiently accepting or fulfilling orders or providing services to our customers.

Additionally, the concentration of processes in shared services centers means that any disruption could impact a large portion of our business within the operating regions we serve. Any implementation of new technology or transition of processes to, from or within shared services centers as well as other transformational projects, could lead to business disruptions. If we do not allocate, and effectively manage, the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, or failure to attract new customers, lost revenues resulting from the disruption or shutdown of computer systems, unexpected failure of devices and software in use by our IT platforms, operations or supply chain disruptions, alteration, corruption or loss of accounting financial or other data on which we rely for financial reporting and other purposes, which could cause errors or delays in our financial reporting or the loss of or damage to intellectual property through a security breach. As with all information technology systems, our system could also be penetrated by outside parties with the purpose of extracting information, corrupting information or disrupting business processes.

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

We are subject to risks associated with non-compliance with digital and data protection laws and regulations in the countries in which we operate and can be adversely affected by any penalties or other sanctions imposed.

Our operations, particularly through digital platforms operated under direct-to-consumer, marketplace, and route-to-market models, expose us to a complex and evolving regulatory environment. These activities involve the use of digital interfaces and interactions with consumers, merchants, and third-party partners, and require compliance with a broad range of legal and regulatory obligations relating to data protection and privacy, cybersecurity, consumer protection, digital advertising, platform liability, and other digital rights. Any failure to comply with applicable requirements, or with their evolving interpretation and enforcement, may subject us to regulatory investigations, administrative penalties, civil liability, operational restrictions, increased compliance costs, and reputational harm, which could adversely affect our business, financial condition, and results of operations.

In the ordinary course of our business, we process personal data relating to employees, dealers, customers, and consumers. As a result, we are subject to a broad and evolving set of data protection laws and regulations across multiple jurisdictions. In Brazil, this includes Law No. 13,709/2018, the Brazilian General Data Protection Law (Lei Geral de Proteção de Dados or “LGPD”), which was enacted in 2018 and came into force in September 2020. Inspired by the General Data Protection Regulation of the European Union, the LGPD sets forth a comprehensive set of rules that reshaped how companies, organizations and public authorities collect, use, process and store personal data in the course of their activities.

Among other provisions, the LGPD establishes: (a) detailed rules governing the collection, use, processing, and storage of personal data; (b) principles applicable to personal data processing; (c) a broad set of rights for data subjects; (d) specific requirements for security measures that must be implemented by data controllers and processors to safeguard such data; (e) notification obligations applicable in cases of security incidents involving personal data that may result in relevant risk or damage to data subjects; (f) security and governance measures to ensure the protection of personal data; and (g) restrictions and requirements applicable to the international transfer of personal data.

In addition to Brazil, we are also subject to data protection laws in other Latin American jurisdictions in which we operate or may operate in the future, including the data protection regimes in Chile and Argentina, as well as the recently approved comprehensive data protection law in Paraguay. These laws share common principles with the LGPD, such as purpose limitation, data minimization, transparency, security obligations, and accountability, while also introducing jurisdiction-specific requirements, enforcement mechanisms, and sanctioning powers.

Regulatory authorities have increasingly issued secondary regulations and guidance, which may expand compliance obligations and enforcement exposure. For example, the Brazilian National Data Protection Agency (“ANPD”), which oversees enforcement and compliance with the LGPD, has issued several resolutions further regulating key aspects of data protection, including international data transfers, the role and responsibilities of the Data Protection Officer, and procedures for reporting security incidents. Similar regulatory developments and supervisory actions may occur in other jurisdictions where we operate.

If we fail to comply with the LGPD, ANPD regulations, or applicable personal data protection laws in other jurisdictions, we may be subject to administrative sanctions and civil liability, including individual or collective claims for damages, as well as the application of sanctions under related legislation, such as the Consumer Protection Code (Código de Defesa do Consumidor) and the Brazilian Internet Act (Marco Civil da Internet). Accordingly, we have designed and implemented a privacy and information security governance framework and adopted technical, organizational, and administrative measures aimed at ensuring compliance with applicable data protection laws and reducing the risk of data breaches and information security incidents. However, notwithstanding these efforts and controls, certain risks remain inherent to our operations and technological environment.

In particular, the adoption of remote and hybrid work arrangements for certain roles may increase our exposure to cybersecurity and information security risks. Although employees use company-provided devices and are subject to internal security policies, the home or personal networks on which they rely may not provide the same level of protection as our controlled corporate environment. This may heighten the risk of unauthorized access, data leakage, or other security incidents, potentially affecting our ability to safeguard sensitive information and ensure the continuity of our business operations.

Despite the technical, organizational and administrative security measures we have implemented, our facilities, data repositories and systems may be vulnerable to security breaches, cyberattacks, acts of vandalism, computer viruses, misplaced or lost data, system failures, programming flaws, or human error. Malicious actors may attempt to gain unauthorized access to our database to misappropriate information for potentially fraudulent or other unlawful purposes. Our security controls may not be sufficient to prevent, detect, or mitigate all such incidents, and any successful breaches could result in adverse impact on our reputation, financial condition, and market value. Furthermore, if we are unable to prove that our systems and processes are properly designed to prevent, detect and respond to cybersecurity incidents, or if our response to an incident is deemed inadequate or untimely, we could be subject to significant penalties, enforcement actions, civil liability, and the loss of existing or future business relationships, in addition to potential claims by customers, dealers, or employees whose personal data may have been compromised.

We are exposed to the risk of litigation.

We are now and may in the future be party to legal proceedings and claims (including labor, environmental and climate, tax and alcohol-related claims) and significant damages may be asserted against us. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings”, and Note 27 to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report, for a description of our material litigation contingencies. Given the inherent uncertainty of litigation, it is possible that we might incur liabilities as a consequence of the proceedings and claims brought against us, including those that are not currently believed by us to present a reasonably possible chance of loss to us. Any changes to the risk assessments of chance of success of our cases could adversely affect our liquidity, financial position, and business. Our management may also be exposed to sanctions due to legal proceedings against its members involving our operations or due to their involvement in other businesses.

Our tax contingency in Brazil has grown in recent years, and we expect it will continue to grow in the coming years, mainly because (1) its principal amount is adjusted on a monthly basis in accordance with the SELIC rate, the average interest rate on overnight operations collateralized by Brazilian federal government securities, or other equivalent interest rate, and (2) of the highly litigious environment in Brazil in connection with tax disputes. In addition, the highly complex tax legislation in Brazil reduces certainty of interpretation by taxpayers. This environment affects the economic sector generally. The National Treasury Attorney's Office (“PGFN”) reported that in 2025, there were R$5.42 trillion of tax credits under dispute. According to the 2025 “Justice in Numbers” report issued by the National Council of Justice, tax enforcements represented 29% of all the judicial cases pending resolution at the judicial level and 57% of all the ongoing enforcements in 2025, which evidences the highly litigious environment pertaining to tax matters in Brazil.

As the administrative phase of our tax proceedings ends and the judicial proceedings begin, we may be required to guarantee the amounts under discussion, through insurance bonds, bank guarantees, bank deposits or other types of assets or rights subject to attachment by law. We will continue to vigorously defend our position in connection with such disputes.

On September 20, 2023, Law No. 14,689 (“Law 14,689/2023”), was enacted in Brazil, providing for the exclusion of fines imposed in tax administrative proceedings decided in favor of the Brazilian federal government following a tie-breaking vote at the federal administrative level. Law No. 14,689/2023 also exempts taxpayers that challenge federal administrative tie-vote decisions in court from being required to post surety bonds or similar guarantees, subject to the fulfillment of certain requirements to be set by the tax authorities. On January 20, 2025, Ordinance No. 95/2025 of the PGFN was enacted, regulating the provisions of Law No. 14,689/2023. Pursuant to this PGFN Ordinance, the exemption from posting surety bonds or similar guarantees is subject to the recognition by PGFN of the taxpayer’s ability to pay. As a result, the taxpayer is required to submit an application accompanied by certain documents, which will then be verified by the PGFN, including whether the taxpayer had a valid tax clearance certificate. In this sense, PGFN Ordinance No. 95/2025 equated the taxpayer’s ability to pay with a form of guarantee, which grants more flexibility to taxpayers that are able to comply with the requirements of this PGFN Ordinance. On July 31, 2025, PGFN’s Ordinance No. 95/2025 was amended to establish that the exemption from posting surety bonds or similar guarantees is only applicable to taxpayers that do not have enforceable tax debts enrolled as overdue tax liabilities and that do not have enforceable debts registered as outstanding in connection with the Brazilian Severance Pay Funds Contributions (“FGTS”).

Additionally, on February 8, 2023, the Brazilian Supreme Court (“STF”) judged two leading cases (Extraordinary Appeals Nos. 949.297 and 955.227) and ruled that any given collegiate decision by the STF recognizing the constitutionality or unconstitutionality of taxes collected on an ongoing basis will cease the effects of the res judicata of a prior ruling that is contrary to the STF’s position, even if this prior ruling had become final and unappealable in the past. This opinion from by the STF has created legal uncertainty for Brazilian companies, which relied on final judicial decisions to carry out their tax procedures and that are now faced with this binding STF decision that allows the overturn of past unappealable decisions, which could materially impact their business and results. In April 2024, the STF rejected a motion for clarifications that was filed in connection with these two leading cases, pursuant to which it was requested that the effects of these decisions became applicable from February 2023 onwards, not impacting prior transactions/decisions. Likewise, in August 2025 STF rejected a second batch of motions for clarifications that were filed in connection to these two leading cases and STF’s decision on the matter became unappealable in October 2025. Although these decisions have no material impact on any tax credits already recognized by the Company and its subsidiaries, they may impact future tax credits in case the STF changes its binding view on a res judicata in place to the Company.

Following these developments, Complementary Law No. 225, enacted on January 8, 2026, introduced significant changes to the Brazilian tax compliance framework. Among its provisions, the law empowers tax authorities to designate companies as “devedor contumaz” (chronic tax defaulter) if certain criteria are met, such as the accumulation of tax liabilities exceeding statutory thresholds and repeated instances of noncompliance over defined periods without valid justification. Once a company is classified as a chronic tax defaulter, it may be subject to significant penalties, including the suspension of its taxpayer registration (“CNPJ”), prohibition from participating in public bids or entering into contracts with government entities, loss of eligibility for tax incentives, and limitations on access to judicial recovery proceedings. These penalties could have a material adverse effect on our ability to operate, participate in public markets, and maintain financial stability, thereby exposing us to significant operational and reputational risks. Currently, the Company has not been classified as a chronic tax defaulter; therefore, the risks described above are not applicable as of this date.

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

We depend on our ability to anticipate and respond to evolving consumer preferences and tastes. Consumer demand can shift in unpredictable ways due to a variety of factors, including demographic changes, health and wellness concerns (including obesity), perceptions regarding product attributes and ingredients, changes in travel, vacation or leisure activity patterns and consumption occasions, weather conditions, consumer concerns regarding environmental impact caused by our products and their manufacturing processes, negative publicity or reputational harm, including as a result of regulatory actions or litigation involving us or comparable companies, and adverse economic conditions that reduce discretionary spending. Consumers may also shift to competitors’ offerings or reduce overall consumption in our categories. If we fail to anticipate or respond effectively to these changes, our business, results of operations, cash flows and financial condition could be adversely affected.

We rely on the reputation of our brands and damage to their reputation may have an adverse effect on our sales.

Our success also depends on maintaining and enhancing the image and reputation of our brands, including the brands that we produce, sell and distribute pursuant to licensing agreements, whether preserving the reputation of the existing products on our portfolio or building a favorable reputation for the new products. Any deterioration in brand image, whether due to actual or perceived concerns about product quality, could materially adversely affect our business, financial condition, and competitive position. A material event or series of events that damages the reputation of one or more of our brands could reduce their value and related revenues, and restoring the image and reputation of our products may be costly or even impossible.

We regularly invest in marketing campaigns, sponsorships, promotional initiatives and proprietary events to support our brands and strengthen consumer engagement. These activities involve significant costs and execution risks, and there can be no assurance that they will achieve their intended objectives or generate the expected commercial or reputational benefits. Any failure, controversy, misconduct, safety incident or negative public perception associated with such activities may harm our brand image, attract adverse media coverage or regulatory scrutiny, and could adversely affect our business.

Moreover, our marketing activities are subject to restrictions on advertising style, media, and messaging. For example, television advertising for beer and other alcoholic beverages is prohibited in some countries and heavily regulated in others. Any additional restrictions, or the introduction of similar rules in new markets, could limit our ability to build brand equity and negatively impact brand value and related revenues.

We may not be able to recruit or retain key personnel.

Our ability to develop, support and market our products depends on hiring and retaining skilled employees with specialized expertise. Failure to recruit or retain key personnel, or the unexpected loss of senior employees, including those from acquired companies, could undermine the execution of our strategic plans. We face various challenges inherent in the management of a large workforce across diverse regions and social contexts. Key employees may leave for reasons beyond our control, and the impact of such departures depends on factors such as our ability to recruit equally qualified individuals at a comparable cost and maintain a safe, and non-discriminatory work environment. There is no assurance that we will successfully attract or retain key employees, which could disrupt our operations and materially adversely affect our business, financial condition, and competitive position.

If any of our products is defective or found to contain contaminants, we may be subject to product recalls, individual or collective litigation and/or other liabilities.

We take precautions to ensure that our beverage products and our associated packaging materials (such as bottles, crowns, cans, and other containers) meet accepted food safety and regulatory standards. Such precautions include legal analysis prior to any new launch, quality control programs for primary materials, the production process, and our final products. We have established procedures to correct issues or concerns that are detected.

In the event that any failure to comply with accepted food safety and regulatory standards (such as contamination or defect) does occur in the future, it may lead to business interruptions, product recalls or liability, each of which could have an adverse effect on our business, reputation, prospects, financial condition and results of operations.

Furthermore, in 2025 Brazil faced a beverage poisoning crisis (the “methanol poisoning crisis”), which resulted in multiple cases of methanol poisoning and fatalities caused by the consumption of illicitly adulterated alcoholic beverages. This incident prompted the introduction of several bills in the Brazilian Congress aimed at strengthening regulations on the traceability of alcoholic beverages. Most of these bills are in the early stages of the legislative process, and as a result, no immediate regulatory changes are expected. However, over the medium to long term, if these proposals advance and ultimately be enacted into law, we may be subject to additional compliance requirements, potentially impacting our business activities and increasing our regulatory obligations.

Although we maintain insurance policies against certain product liability risks (but not product recall), we may not be able to enforce our rights in respect of these policies, and, in the event that a contamination or defect occurs, any amounts that we recover may not be sufficient to offset any damage we may suffer, which could adversely impact our business, results of operations and financial condition.

If we are not successful in obtaining and maintaining the necessary licenses in the countries in which we operate, we may be subject to fines, penalties, or other regulatory sanctions, which could negatively impact our business and cause us to incur additional costs.

Our operations depend on obtaining and maintaining the necessary licenses and regulatory approvals issued by the competent authorities in the countries where we operate. We cannot guarantee that such licenses or regulatory approvals will be granted, renewed, or extended, and they may be withdrawn or subject to restrictive or onerous conditions. The absence of such authorizations could lead to suspension of the activities at specific plants or distribution centers, adversely affecting our results.

In connection with granting or renewing licenses and regulatory approvals, authorities may require operational or facility changes, which could result in additional costs. We may also become subject to oversight by other public authorities beyond those we currently consider competent, which require further licenses, permits or authorizations. Finally, legislative and regulatory changes may require us to make changes to our plants to meet new requirements imposed by the relevant authorities.

If we fail to obtain, maintain or timely renew the licenses and permits necessary for our activities, we could incur additional costs for the payment of any charges or even compromise our regular operation.

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

We rely on third parties, including certain key suppliers, and, in certain circumstances, the termination or modification of arrangements with such third parties or non-compliance with the Company’s sustainability guidelines or any failure to comply with laws and regulations by them could negatively affect our business. While we seek to mitigate these risks through contractual protections, supplier diversification and ongoing monitoring, there can be no assurance that such measures will be effective in all cases.

We rely on third-party suppliers for a range of raw materials for our beer and non-beer products, and for packaging material, including aluminum cans, glass, kegs and PET bottles. We seek to limit our exposure to market fluctuations in the supply of these raw materials by entering into medium- and long-term fixed-price arrangements. We have a limited number of suppliers of aluminum cans, glass and PET bottles. Consolidation of the aluminum can industry, glass and PET bottle industry in certain markets in which we operate has reduced local supply alternatives and increased the risk of disruption to aluminum can, glass and PET bottle supplies. Although we generally have other suppliers of raw materials and packaging materials, the termination of or material change to arrangements with certain key suppliers, disagreements with those suppliers as to payment or other terms, or the failure of a key supplier to meet our contractual obligations or otherwise deliver materials consistent with current usage would or may require us to make purchases from alternative suppliers, in each case at potentially higher prices than those agreed with this supplier. Additionally, we may be subject to potential reputational damage if one of our suppliers violates applicable laws or regulations. These factors could have a material adverse effect on our business, results of operations, cash flow or financial condition. We have also entered into contracts with third parties to provide transportation and logistics services in connection with part of our products. The early termination of these contracts or our inability to renew them or negotiate new contracts with other service providers with similar conditions could adversely affect our financial and operating conditions. In addition, the majority of our suppliers of transportation operate under concessions granted by the Brazilian government and the loss or non-renewal of such concessions may also adversely affect our results of operations and financial condition.

Moreover, if any of our suppliers and/or service providers fails to comply with laws or regulations, or applicable corporate policies and/or specific contractual clauses determined by us, including binding sustainability and corporate governance practices, such as social, environmental, climate, integrity, and labor laws, we may be subject to fines, administrative and legal proceedings, or other measures with an adverse impact on our business, results of operations and reputation. For further information, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Ambev Third-Party Supplier—Labor Infractions and Lawsuits.”

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

Our future success depends significantly on our ability to protect our current and future brands and products and to defend our intellectual property rights, including trademarks, patents, domain names, industrial design, trade secrets, software and know-how. We have been granted numerous trademark registrations and patents covering our brands and products and have filed and expect to continue to file trademark and patent applications before the relevant intellectual property authorities in the variety of markets we conduct our business, always seeking to protect newly developed brands and products. Even after conducting thorough prior art and freedom-to-operate (“FTO”) searches, we cannot be sure that trademark and patent registrations will be issued with respect to any of our applications. Therefore, events such as the definitive rejection of our trademark applications before the authorities, the unauthorized use or other misappropriation of our trademarks may diminish their value and reputation, so that we may suffer negative impact on the operating results. Also, if the plants teams do not follow the correct instructions regarding confidentiality protocols to keep our trade secrets safe, we may lose the exclusivity of our product recipes. There is also a risk that we could, by omission, fail to renew a trademark, domain name, industrial design or patent on a timely basis or that our competitors will challenge, invalidate or circumvent any existing or future trademarks and patents requested by, issued to, or licensed by, us. In case of judicial questioning of any trademarks the judicial decision may negatively affect their use and may be prohibited from continuing to exploit them.

Although we have put in place appropriate actions to protect our portfolio of intellectual property rights (including patent applications, trademark registration, domain names, software registration, trade secrets security protocols), we cannot be certain that the steps we have taken will be sufficient or that third parties will not infringe upon or misappropriate proprietary rights. If we are unable to protect our proprietary rights against infringement or misappropriation, it could have a material adverse effect on our business, results of operations, cash flows or financial condition, and in particular, on our ability to develop our business. In addition, any dispute or litigation related to intellectual property assets may be costly and time consuming due to the uncertainty of litigation on the matter.

Our insurance coverage may be insufficient to make us whole on any losses that we may sustain in the future.

We maintain director and officer liability insurance, as well as other coverage required by law, contract, or deemed to be in our best interest. Even though we keep these insurance policies, we self-insure most of our insurable risk. Moreover, certain types of losses, such as those arising from wars, acts of terrorism, or natural disasters, are generally excluded from coverage because they are either uninsurable or not economically feasible to insure. The cost of some of our insurance policies may increase in the future, and insurers have become increasingly reluctant to provide coverage for these events. If we incur a material uninsured loss or a loss exceeding our insured limits, our business, financial condition, and results of operations could be adversely affected.

Our failure to obtain or renew surety bonds and letters of credit necessary in certain lawsuits on attractive terms or at all may adversely affect our liquidity, financial condition and business.

Certain agreements to which we are a party, and certain legal proceedings in which we are involved, require us to obtain and maintain surety bonds, letters of credit or similar financial instruments (e.g., bank products known as fiança bancária and/or seguro garantia) to secure the performance or payment of certain obligations and potential losses, respectively. We may be required to pay higher fees, post additional collateral or otherwise be subject to unfavorable terms and conditions when negotiating these products with financial institutions or insurers. In addition, if those negotiations fail, we may be required to use a substantial portion of our cash to secure such agreements and legal proceedings, which may materially and adversely affect our liquidity, financial condition, and results of operations.

The ability of our foreign subsidiaries to distribute cash upstream may be subject to various conditions and limitations.

Our ability to receive cash from foreign subsidiaries through dividends, intercompany advances, management fees, or other payments, depends largely on the availability of cash flows at the subsidiary level and may be restricted by applicable local laws and accounting principles. For example, cash balances held by our subsidiaries incorporated in Cuba cannot be remitted to us due to exchange controls regulations, while those held by our Bolivian subsidiary are subject to restrictions primarily due to the unavailability of foreign currency, although in both cases they remain available for use in our local operations. In particular, 44.4% (R$39.2 billion) of our total net revenues of R$88.2 billion in the year ended December 31, 2025, came from our foreign subsidiaries. For additional information, see Note 21 – Cash and Cash Equivalents and Investment Securities to our audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

If we are unable to obtain sufficient cash flows from our foreign subsidiaries, we may face liquidity constraints that could impair our ability to efficiently allocate capital, including the payment of interest on shareholders’ equity, dividends and the execution of share buyback programs, negatively affecting our business, results of operations and financial condition.

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

According to our bylaws, we should pay to our shareholders 40% of our annual adjusted net income, calculated and adjusted pursuant to Brazilian Corporation Law in accordance with the mechanisms described in our bylaws as presented in our consolidated financial statements prepared under IFRS. The main sources for these dividends are cash flows from our operations and dividends from our operating subsidiaries. Therefore, that net income may not be available to be paid out to our shareholders in a given year. In addition, we might not pay dividends to our shareholders in any particular fiscal year based on the opinion of the Board of Directors that any such distribution would be inadvisable in view of our financial condition. While the law does not establish the circumstances rendering the payment of dividends inadvisable, it is generally agreed that a company does not need to pay dividends if such payment threatens its existence as a going concern or harms its normal course of operations.

Additionally, Law No. 15,270, recently approved by the Brazilian National Congress and effective as of January 1, 2026, establishes that payments, credits, or distribution of profits and dividends by the same legal entity to the same individual resident in Brazil, in an amount exceeding R$50,000 within the same month, are subject to withholding income tax at a rate of 10% on the total amount, with multiple payments aggregated for this purpose. Furthermore, profits or dividends that are paid, credited, delivered, employed, or remitted abroad are also subject to withholding income tax at a rate of 10% on the entire amount, regardless of value. As a result, shareholders of the Company may have dividends subject to taxation, which could reduce the net amount of payments received and impact the overall return on their investments.

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

Ambev and its subsidiaries are a party to certain joint ventures, distribution and other agreements, guarantees and instruments that may contain restrictive provisions that our contractual counterparties may try to interpret as being triggered upon the consummation of certain unrelated transactions of ABI. Some of those contracts may be material and, to the extent they may contain any such restrictive provisions, our counterparties may seek to enforce certain contractual remedies that may curtail material contractual rights and benefits that we have thereunder under the argument that ABI’s consummation of certain transactions has triggered the referred provisions. Similarly, unrelated transactions consummated by ABI may subject us to further antitrust restrictions in the countries in which we already operate. Any such restrictions may limit the amount and quality of business we conduct in each of those countries.

Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions.

Our controlling shareholder, ABI, indirectly held shares in us representing 62.3% of our total and voting capital stock (excluding treasury shares) as of December 31, 2025. In addition, ABI together with Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência (“FAHZ”), held in aggregate 72.6% of our total and voting capital stock (excluding treasury shares) as of December 31, 2025.

ABI has control over us, even though (1) ABI is subject to the Ambev shareholders’ agreement among IIBV, AmBrew and FAHZ dated April 16, 2013, and effective as of July 2, 2019(“Shareholders’ Agreement”), and (2) ABI is controlled by Stichting Anheuser-Busch InBev(“Stichting”) a foundation organized under the laws of the Netherlands, which represents an important part of interests of the founding Belgian families of Interbrew N.V./S.A.(“Interbrew”), mainly represented by EPS Participations S.à.R.L and Eugénie Patri Sébastien S.A., and the interests of the Brazilian families which were previously our controlling shareholders,represented by BRC S.à.R.L., (“Interbrew Founding Families”). For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

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

Under Brazilian Law No. 6,404/1976 (“Brazilian Corporation Law”), the protections afforded to non-controlling security holders may differ from, or be less comprehensive than, the corresponding protections and fiduciary duties of directors applicable in the U.S. or other jurisdictions. See “Item 3. Key Information—D. Risks Factors—As a Brazilian company, Ambev is subject to different corporate laws and regulations than those typically applicable to U.S.-listed companies, which may result in Ambev’s shareholders having fewer or less well-defined shareholder rights than the shareholder rights of those companies.”

Risks Relating to the Economy Sector in Which We Operate

Volatility in commodities prices may adversely affect our financial performance.

A significant portion of our cost of sales is comprised of commodities such as aluminum, sugar, corn, wheat and PET bottles, the prices of which fluctuated in 2025. An increase in commodities prices directly affects our consolidated operating costs. Although our current policy is to mitigate our exposure risks to commodity prices whenever financial instruments are available, we cannot be sure that such hedging will be always possible or available at reasonable costs in the future.

Set forth below is a table showing the volatility in 2025 prices of the principal commodities we purchase:

Commodity	High Price	Low Price	Average in 2025	Fluctuation
Aluminum (US$/ton)	2,968.0	2,285.0	2,633.2	17.0%
Sugar (US$ cents/pounds)	21.5	14.1	16.9	-23.9%
Corn (US$/bushel)	5.0	3.7	4.4	-4.2%
Wheat (US$/bushel)	6.0	5.0	5.3	-7.1%
PET (US$/ton)	889.3	702.7	830.2	1.5%

Sources: Aluminum LME, Sugar ICE, Corn CBOT, Wheat CBOT and PET IHS (formerly CMAI).

Furthermore, on January 20, 2025, Donald Trump took office for a second non-consecutive term as the 47th President of the United States. Since returning to office, President Trump’s administration has reinforced protectionist economic policies, including the expansion of tariffs on a range of goods from key trading partners such as China, the European Union, Canada and Brazil. In relation to Brazil, for example, the U.S. government announced a 50% tariff on certain Brazilian imports, including industrial goods, commodities and agricultural products, which took effect, subject to certain exceptions, on August 6, 2025, citing concerns over alleged restrictions on freedom of speech and the political prosecution of former President Jair Bolsonaro. President Trump has also publicly threatened further trade actions against Brazil and other BRICS countries based on their association with Russia and their efforts to reduce dependence on the U.S. dollar in international trade. These measures have contributed to heightened geopolitical tensions, increased market volatility, and growing uncertainty regarding the future of international trade and capital flows. In relation to Canada, President Trump ordered 25% tariffs on imports from Canada in February 2025, and in August 2025 signed an executive order increasing tariffs on Canadian goods to 35% for all products not covered by the U.S.-Mexico-Canada trade agreement. On February 20, 2026, the U.S. Supreme Court determined that several tariffs implemented by the Trump administration were unconstitutional. In response to this decision, President Trump announced the immediate implementation of a 15% across-the-board tariff under section 122 of the Tariff Act. These tariffs are set to expire after 150 days unless extended by Congress.

Through our Canada business segment, we export some of our products to the U.S. market which may be subject to a 35% ad valorem tariff. We have no control over and cannot predict the effects of Donald Trump’s administration or policies, but the implementation of protectionist policies or reversal of free trade policies in the United States could adversely affect us, particularly the volatility in commodities prices and our financial performance.

Negative publicity focusing on us or our products or on the way we conduct our operations may harm our business.

Media coverage and publicity generally can exert significant influence on consumer behavior and actions. If the social acceptability of beer, other alcoholic beverages or soft drinks were to decline significantly, sales of our products could materially decrease. In recent years, there has been increased public and political attention directed at the alcoholic beverage and soft drink industries. This attention is a result of public concern over alcohol-related problems, including drunk driving, underage drinking, drinking while pregnant and health consequences resulting from the misuse of alcohol (for example, alcoholism), as well as soft-drink related problems, including health consequences resulting from the excessive consumption of soft drinks (for example, obesity). Factors such as negative publicity regarding the consumption of beer, other alcoholic beverages or soft drinks, publication of studies indicating a significant health risk from consumption of those beverages, or changes in consumer perceptions affecting them could adversely affect the sale and consumption of our products and harm our business, results of operations, cash flows or financial condition to the extent consumers and customers change their purchasing patterns.

Key brand names are used by us, our subsidiaries, associates and joint ventures, and licensed to third-party brewers. To the extent that we or one of our subsidiaries, associates, joint ventures or licensees are subject to negative publicity, and the negative publicity causes consumers and customers to change their purchasing patterns, it could have a material adverse effect on our business, results of operations, cash flows or financial condition. As we continue to expand our operations, there is a greater risk that we may be subject to negative publicity or misinformation or disinformation (including through social media and other channels), in particular in relation to our businesses, environmental impacts, taxes, labor rights, corporate transparency, local work conditions, among others. Negative publicity or fake news that materially damages the reputation of one or more of our brands or our businesses could have an adverse effect on the value of that brand or our businesses and subsequent revenues from that brand or business, which could adversely impact our business, results of operations, cash flows and financial condition.

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

The purchasing decisions of consumers are affected by factors including brand recognition, product quality and performance, price and subjective preferences. Some of our competitors may have marketing investments substantially larger than ours. If our advertising, promotional and marketing strategies fail and if we are unable to offer new products to meet the market demands, our market share and results may be adversely affected. If we cannot introduce new products in a timely manner or if our end consumers believe that our competitors’ products are more attractive, our sales, profitability and our results of operations may be adversely affected.

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

We are committed to conducting business in a legal and ethical manner in compliance with local and international laws and regulations applicable to our business. Nevertheless, there is a risk that our management, employees or other representatives may engage in acts that violate applicable anti-corruption laws and regulations, such as Brazilian Federal Law No. 12,846/2013 (known as the Clean Company Act, or “BCCA”) and the U.S. Foreign Corrupt Practices Act (“FCPA”).

The BCCA imposes strict liability on companies for certain acts against the domestic and foreign public administration, including acts involving public officials. Under the BCCA, companies may be held liable for such acts and face administrative and judicial sanctions, including severe fines and disgorgement of profits, among other sanctions. When imposing sanctions under the BCCA, Brazilian authorities may consider whether a company has implemented an effective compliance program.

Notwithstanding the BCCA and related Brazilian enforcement efforts, Brazil, as well as other countries in which the Company operates, still has a perceived elevated risk of corruption. To a certain degree, that may leave us exposed to potential violations of the BCCA, FCPA or other applicable anti-corruption laws and regulations.

As a global brewer, we also operate our business and market our products in countries that may be subject to export control regulations, embargoes, economic sanctions and other forms of trade restrictions imposed by the United States, the United Nations and other participants in the international community.

We have implemented an anti-corruption compliance program designed to detect, prevent and remediate potential violations of applicable anti-corruption laws. Nevertheless, there remains some risk that improper conduct may occur, thereby exposing us to potential liability and the costs associated with investigating and remediating such potential misconduct. Our existing internal controls and compliance procedures may not be sufficient to prevent or detect all improper conduct, fraud or violations of applicable laws by management, employees, or other representatives (agents, and other business partners).

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

Since 2018, the Brazilian federal government has implemented a series of changes to the IPI Excise Tax (Imposto sobre Produtos Industrializados, or “IPI Excise Tax”), applicable to transactions with concentrate units which resulted in reductions to the IPI Excise Tax rates and, consequently, to the value of IPI Excise Tax presumed credits associated with acquisitions of concentrate units acquired from companies located in the Manaus Free Trade Zone. These changes occurred through successive decrees that established different rates over time, including temporary rates. Since 2022, the IPI Excise Tax rate applicable to transactions with concentrate units has been set at 8% (Decree No. 11,182/2022).

In 2024, the States of Maranhão, Rio Grande do Norte, Piauí and Alagoas increased their ICMS Value-Added Tax rate applicable to soft drinks (increases of up to 4%). These changes are scheduled to take effect from early 2025. In 2025, the State of Alagoas increased its ICMS Value-Added Tax rate to soft drinks (increases of up to 1.5%). This change is scheduled to take effect from early 2026.

In addition, certain tax laws may be subject to controversial interpretations by tax authorities. If the tax authorities interpret the tax laws inconsistently with our interpretations, we may be adversely affected, including the full payment of taxes due, plus charges and penalties.

On December 20, 2023, the Brazilian Congress approved a comprehensive consumption tax reform through the enactment of Constitutional Amendment No. 132/2023 which significantly overhauls the taxation of consumption in Brazil. The reform aims to simplify the tax consumption framework by replacing current indirect taxes (namely IPI, ICMS, ISS, PIS and COFINS) by a dual value-added tax system, or “Dual-VAT”, composed of a federal contribution on goods and services (Contribuição sobre Bens e Serviços or “CBS”), and a subnational goods and services tax (Imposto sobre Bens e Serviços, or “IBS”). In addition, it introduces a new excise tax (Imposto Seletivo, or “IS”) applicable to goods and services considered harmful to health or the environment, including alcoholic beverages and sugary drinks. The CBS will replace PIS and COFINS whereas the IBS will replace ICMS and ISS. In short, the Dual-VAT is designed as a broad-based, full non-cumulative tax, levied at the destination, with a limited number of rates and exceptions.

Beginning in 2026, the tax reform will enter into a testing phase. Following this testing year, a gradual transition period will commence. In 2027, PIS and COFINS will be definitely replaced by the CBS. In the same year, IPI will be reduced to zero, except for certain products that are industrialized in the Manaus Free Trade Zone, and the IS will come into effect. From 2029 to 2032, IBS will increase progressively each year, while the ICMS and ISS, along with related tax incentives, will be gradually phased out. By 2033, the IBS will be fully implemented, and both the ICMS and ISS will be abolished.

Additional regulations governing the IBS, CBS and IS were enacted on January 16, 2025 through Supplementary Law No. 214; however, tax rates have not yet been fully determined. In addition, on January 14, 2026, Supplementary Law No. 227/2026 was enacted, resulting from Bill of Law No. 108/2024. This law establishes the IBS Management Committee (Comitê Gestor do IBS – CG-IBS), outlines the administrative procedures applicable to the IBS, sets forth the rules for distributing IBS revenues among federative entities, and also regulates the ITCMD, while amending several provisions of Supplementary Law No. 214/2025. The Brazilian President vetoed some of the provisions of the Bill of Law No. 108/2024 when enacting Supplementary Law No. 227/2026 – such as the reduction in IBS and CBS tax rates for dairy beverages (such as chocolate milk and yogurt) and natural liquid foods made from vegetables, cereals, fruits, legumes, oilseeds, and tubers; the delegation of authority to the Board of Directors of Suframa to address tax authority verifications related to the basic production process in the Manaus Free Trade Zone and Free Trade Areas; and the definition of the concept of simulation for tax purposes – and these vetoes will be subject to the National Congress review. See “Item 4. Information on the Company—B. Business Overview—Taxation.”

The implementation of the tax reform or of any modifications to the current applicable tax legislation, altering the taxes due and/or the tax incentives enjoyed by the companies could directly or indirectly impact our business.

In 2024, the Brazilian federal government published rules on the implementation of Organization for Economic Cooperation and Development (“OECD”), Inclusive Framework on Base Erosion and Profit Shifting (BEPS), specifically the so called “Pillar Two”. In 2024, the Brazilian federal government published rules on the implementation of Organization for Economic Cooperation and Development (“OECD”), Inclusive Framework on Base Erosion and Profit Shifting (BEPS), specifically the so called “Pillar Two”. The Pillar Two is focused on implementing a global minimum tax designed to ensure that large multinationals pay a minimum effective tax rate of 15% in every jurisdiction in which they operate. The Pillar Two was addressed in Brazil through Provisional Measure (“MP”) No. 1,262 and Normative Ruling No. 2,224. On December 27, 2024, MP No. 1,262 was discarded, and a bill of law was approved and converted into Law No. 15,079, which became effective on January 1, 2025.

Furthermore, Provisional Measure No. 1,185/2023 was converted into Law No. 14,789/2023, which became effective on January 1, 2024. The law provided relevant changes in the federal taxation, such as:

•	Federal taxation of tax incentives: Apart from specific federal tax incentives for the development of the North and Northeast regions (“SUDAM” and “SUDENE” benefits), all other federal, state and municipal tax incentives will be subject to Corporate Income Tax (“IRPJ”) and PIS and COFINS taxation. A Corporate Income Tax (IRPJ) restricted tax credit may be granted to partially offset the federal taxation impacts, provided certain conditions are met and an authorization by the tax authorities is issued. See “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings—Tax Matters—Tax Proceedings Initiated By Us—Federal Taxation on VAT Incentives”.
•	Deductibility of Interest on Shareholders’ Equity (Interest on Capital, or “IOC”): Law No. 14,789/2023 also brought specific limitations for the deductibility of IOC payout mainly by means of limiting Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC. Thus, as of January 1, 2024, our IOC basis was adjusted downwards by the value that was recorded in the “carrying value adjustments account” in connection with the stock swap merger carried out in 2013 that allowed us to move to a “one share, one vote” system.

On May 22, 2025, the Brazilian Federal Government issued Decree No. 12,466/2025, significantly increasing the rates of the Tax on Financial Transactions (“IOF”) established under Decree No. 6,306/2007, which is the primary regulatory framework for IOF. Shortly thereafter, Decree No. 12,467/2025 introduced complementary provisions to broaden the scope of these changes. Under these measures, the standard IOF rate for most foreign exchange transactions involving outbound remittances rose from 0.38% to 3.5%, short-term foreign loans – previously exempt – became subject to a 3.5% rate, and the IOF cap on domestic long-term credit transactions increased from 1.88% to 3.95%.

Subsequently, on June 11, 2025, Decree No. 12,499/2025 was enacted, consolidating and largely reproducing the previous measures with minor adjustments. On June 27, 2025, the Brazilian Congress approved Legislative Decree No. 176/2025, which fully and immediately suspended the effects of the IOF decrees mentioned above, reinstating the original rates under Decree No. 6,306/2007. In response, the Federal Government challenged Legislative Decree No. 176 before the STF. Initially, on June 30, the STF suspended the effects of all related decrees. However, in a new preliminary ruling issued on July 17, the Court reinstated the effects of Decree No. 12,499/2025, except for provisions applicable to supplier risk transactions, which were deemed to violate the principle of tax legality. This judicial decision remains subject to review and may be modified or confirmed. The implementation of Decree No. 1,499/2025 or of any posterior modifications, could directly or indirectly cause an adverse financial or operational impact on the Company.

On March 18, 2025, the Executive Branch of the Brazilian federal government submitted Bill No. 1,087/2025, which proposed significant changes to personal income taxation, including an expanded exemption threshold, progressive rates for middle-income brackets, and a minimum tax for high-income individuals, as well as taxation on dividends. This bill was approved by the National Congress and converted into Law No. 15,270 on November 26, 2025. The new rules under Law No. 15,270 became effective as of January 1, 2026. Specifically with respect to dividends, the Law establishes that, starting January 2026, payments, credits, or deliveries of profits and dividends by the same legal entity to the same individual resident in Brazil, in an amount exceeding R$50,000 within the same month, are subject to withholding income tax at a rate of 10% on the total amount, with multiple payments aggregated for this purpose. In addition, profits or dividends paid, credited, delivered, employed, or remitted abroad are subject to withholding income tax at a rate of 10% on the entire amount, regardless of value.

Finally, on December 26, 2025, the Brazilian government enacted Supplementary Law No. 224/2025, which provides for a 10% reduction in certain federal tax incentives and increases income taxation applicable to betting companies and fintechs, with no material impacts on the Company. In addition, pursuant to the Supplementary Law, the withholding income tax rate applicable to Interest on Equity was increased by 2.5 percentage points, from 15% to 17.5%, for amounts declared as from January 2026.

Economic and political uncertainty and volatility in Brazil, and the perception of these conditions in the international financial markets, may adversely affect our business and the market price of our shares and ADSs.

Our most significant market is Brazil, which has periodically experienced rates of inflation higher than expected. Inflation, along with governmental measures to fight inflation and public speculation about possible future measures, has had significant negative effects on the Brazilian economy. The annual rate of inflation, as measured by the Broad National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo - IPCA), was 4.63% in 2023, 4.83% in 2024 and 4.26% in 2025. Brazil may continue to experience high levels of inflation in the future and such inflationary pressures may lead to the Brazilian government intervening in the economy and introducing policies that could adversely affect the Brazilian economy, the securities market and our business. In the past, the Brazilian government’s interventions included the maintenance of a restrictive monetary policy with high interest rates that restricted credit availability and reduced economic growth, causing volatility in interest rates.

Inflationary pressures in Brazil present notable challenges to our operations, affecting both our cost and expense structure and consumer demand dynamics. For additional information on such effects, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results - Brazilian Economic Environment and Inflation Impacts” for more information.

The Brazilian Central Bank’s Monetary Policy Committee (Comitê de Política Monetária do Banco Central do Brasil, or “COPOM”) frequently adjusts the interest rate in situations of economic uncertainty to achieve goals established in the Brazilian federal government’s economic policy. As of December 31, 2023, the SELIC rate was 11.75% per annum. In 2024, COPOM reduced the SELIC rate to 10.50% per annum and subsequently increased it to 12.25% per annum by the end of the year. In 2025, COPOM resumed tightening, raising the SELIC rate from 13.25% per annum in January to 15.00% per annum in June, and it remained at 15.00% thereafter. As of the date hereof, the SELIC rate was 15.00%. We cannot assure you that inflation will not affect our business in the future.

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

In addition, Brazil’s political environment has historically influenced, and continues to influence, the performance of the country’s economy. Periods of political uncertainty may reduce investors and consumer confidence, and contribute to economic deceleration and heightened volatility in the securities of Brazilian issuers.

In recent years, Brazil has experienced significant political and institutional developments following the 2022 presidential election. In January 2023, large-scale demonstrations took place in Brasilia, which escalated into violent acts, including the invasion and vandalism of key government buildings such as the National Congress, the Supreme Federal Court, and the Presidential Palace. These events triggered criminal investigations and judicial proceedings against those involved, highlighting a scenario of political and institutional tension that may lead to further uncertainty.

Further, the former president Jair Messias Bolsonaro was the subject of several inquiries related to potential misconduct committed during his term of office following allegations made by the former Minister of Justice as well as a Parliamentary Committee Inquiry (Comissão Parlamentar de Inquérito, or “CPI”) focused on the president’s handling of the COVID-19 pandemic, including the potential misuse of government funds and other matters. Furthermore, the federal police formally indicted Bolsonaro in November 2024 of attempting a coup plot to remain in office after his defeat in the 2022 election. In February 2025, Brazil’s Prosecutor-General’s Office filed charges against Bolsonaro at the Supreme Court. In September 2025, the Supreme Court found Bolsonaro guilty of five criminal counts, including participation in an armed criminal organization, attempted violent abolition of the democratic rule of law, attempted coup, qualified damage and deterioration of protected heritage property, and sentenced him to 27 years and three months in prison. On November 22, 2025, Bolsonaro was arrested by the federal police after attempting to tamper with his electronic ankle monitor and being deemed a flight risk. These and other political and institutional developments may contribute to uncertainty and volatility in Brazil, which could adversely affect macroeconomic conditions (including consumer confidence, credit availability, inflation and foreign exchange rates) and increase volatility in the market price of securities issued by Brazilian companies, including ours.

Additionally, Brazil will hold presidential elections in 2026, an event that has historically been associated with heightened political and economic uncertainty. Electoral periods in Brazil often lead to increased volatility in financial markets, shifts in economic policy, and changes in regulatory priorities, which could adversely affect macroeconomic conditions and investor confidence. Any resulting instability may negatively impact consumer spending, credit availability, and overall business activity in the country, which could, in turn, affect our operations, financial condition, and results of operations. Ultimately, we cannot predict the scope, nature and impact of any policy changes or reforms (or reversals thereof) that the newly elected president’s administration may implement, particularly the scope, viability, and effectiveness of the ongoing tax reforms, which could result in further political and economic instability and negatively impact the regulatory framework in which we operate, which in turn could adversely affect our businesses, financial condition and operating results. Likewise, we cannot predict how the new administration may impact the overall stability, growth prospects and economic and political health of the country.

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

As any company operating in Brazil, we are subject to the Brazilian antitrust law and regulation, which sets forth the conducts that should be considered a violation to the economic order and the penalties applied. We have a substantial share of the beer market in Brazil and thus we are subject to scrutiny and enforcement by Brazilian antitrust authorities (mainly the Administrative Council for Economic Defense, or “CADE”). We are committed to conducting business in a legal manner, having implemented what we understand to be a sound competition compliance program to prevent anticompetitive practices. Nevertheless, from time to time, we are and may become involved in litigation, investigations and other legal or administrative proceedings relating to antitrust claims arising from allegations of violations of laws, regulations or acts, either from competitors, clients and other third parties or initiated by CADE. Therefore, we cannot assure you that Brazilian antitrust regulation and decisions will not affect our business in the future.

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

Our business is regulated by federal, state and municipal laws and regulations governing many aspects of our operations, including brewing, marketing and advertising, consumer promotions and rebates, workplace safety, transportation, environmental aspects, distributor relationships, retail execution, sales and data privacy, among others. In addition, as a public company in Brazil, we are also subject to the Brazilian Securities Law and the oversight of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”), in connection with our public securities. We may be subject to claims that we have not complied with existing laws and regulations, which could result in fines, penalties and additional obligations such as disclosure of additional information, change of current practices, product recall, among others.

In Brazil, the Ministry of Agriculture and Livestock (Ministério da Agricultura e Pecuária, or “MAPA”) and its local departments are responsible for regulating, overseeing, and promoting agricultural and livestock activities. All units involved in the production of beer, wine, soft drinks, juices, malt, seed processing, and coproducts operation for animal feed or subproducts are inspected and operated according to the MAPA regulations to ensure sanitary safety, traceability, and compliance with established standards. Products under the jurisdiction of MAPA have a registration certificate number, which must be included on the product label.

Moreover, some products and beverages (i.e., energy drinks) may be subject to the regulations issued by the Brazilian National Health Regulatory Agency (Agência Nacional de Vigilância Sanitária, or “ANVISA”). ANVISA is the central regulatory body responsible for standardizing, controlling, and monitoring products and services that pose a risk to public health, including food and beverages, working to ensure the sanitary safety, quality, identity, and conformity of products. In plants that produce products within its jurisdiction, such as liquid compounds and food supplements, this monitoring also focuses on good manufacturing practices, composition, standardization, and classification. Also, ANVISA's activity issues regulations and authorizes the use of new ingredients. All beverages under its jurisdiction must have registration or notification of commencement of manufacture and/or commercialization, according to the category and sanitary risk. We may be subject to laws and regulations aimed at reducing the availability of beer and carbonated soft drink (“CSD”) beverages, in some of our markets to address alcohol abuse, underage drinking, health concerns and other social issues. For example, certain Brazilian states and small municipalities in which we operate have enacted legislation restricting the hours of operations of certain points of sale, prohibiting the sale of CSDs in schools and imposing restrictions on advertisement of alcoholic beverages. The Brazilian Congress is also evaluating proposed regulation imposing hygienic seals on beverage cans, as well as regulation on the consumption, sales and marketing of alcoholic beverages, including beer which, if enacted, may impose restrictions on the advertisement of alcoholic beverage products on television during specified times of the day and the hours of operation of certain points of sale, among other things. The beverage poisoning crisis in Brazil in 2025, has also prompted the introduction of bills aimed at strengthening regulations on the traceability of alcoholic beverages. Furthermore, there are legal proceedings pending before Brazilian courts that may lead to restrictions on advertisement of alcoholic beverages. These rules and restrictions may adversely impact our results of operations. For further information, see “Item 4. Information on the Company—B. Business Overview—Regulation.”

We may be unable to timely comply with recently enacted laws and regulations in the countries we operate or to comply with laws and regulations in countries we recently started to operate. There is a global trend of increasing regulatory restrictions with respect to claims regarding health and wellness in alcoholic products, the sale of alcoholic and CSD beverages. Compliance with such regulatory restrictions can be costly and may affect earnings in the countries in which we operate.

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

For example, in Brazil, Article 36 of Provisional Measure 2.158-35/2001 mandates the installation of a flow measurement system for beers and soft drinks. This legal provision was subsequently supplemented by Article 35 of Law No. 13.097/2015. The last system implemented by the Brazilian Internal Revenue Office (“Brazilian RFB”) was the Beverage Production Control System (“Sicobe”), which was deactivated in 2016, through Declaratory Acts 75/2016 and 94/2016.

In December 2024, the Brazilian Federal Court of Accounts published Ruling No. 2.615/2024, determining that the Brazilian RFB should resume the installation of a production measurement system for beverages, in accordance with the legislation still formally in force. In February 2025, the Brazilian RFB enacted Ordinance No. 2251/2025, revoking all normative acts provided for the installation and operation of a production measurement system for beers and soft drinks. Subsequently, in March 2025 the Federal Court of Accounts published Ruling No. 607/2025, reinforcing that the Brazilian RFB should resume the installation of a production measurement system. Given the resulting legal uncertainty, on April 3, 2025 the Federal Government filed Writ of Mandamus No. 40.235/DF before the STF, requesting a preliminary injunction, and arguing, among other points, that the Brazilian RFB has the authority to suspend the implementation of the production measurement system and that the Brazilian Federal Court of Accounts exceeded its jurisdiction. On April 4, 2025, the STF granted the preliminary injunction suspending the effects of the Federal Court of Accounts rulings on this matter. As a result, on April 8, 2025, the Brazilian RFB enacted Ordinance No. 2,262/2025, revoking the effects of Ordinance No. 2260/2025, which in practical terms resulted in the reinforcement that no measures shall be adopted for the installation and implementation of a production measurement system of beers and soft drinks. It is expected that throughout 2026 STF will issue a decision on the merits of the Writ of Mandamus No. 40.235/DF, to definitively settle this matter.

Depending on the Brazilian Supreme Court decision, measures may be adopted to reactivate Sicobe or another production measurement system that may replace it, which could lead to controversies regarding who will bear its implementation and maintenance costs. In case Sicobe or another production measurement system is reactivated in Brazil, we will be subject to additional tax obligations which may adversely affect our business.

The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy; Brazilian economic and political conditions have a direct impact on our business and the market price of our shares and ADSs.

The Brazilian economy has been characterized by significant government involvement, and Brazilian authorities have in the past adopted and continue to adopt measures that may influence economic activity, inflation and financial markets. These measures have included, among others, changes in monetary and credit policies (including adjustments to the Brazilian Central Bank’s policy interest rate), changes in tax and fiscal policies, foreign exchange and capital flow measures, and trade-related measures.

Government actions and policy uncertainty concerning the economy may have important effects on Brazilian corporations and other entities, including Ambev, and on market conditions and prices of Brazilian securities. Our financial condition and results of operations may be adversely affected by the following factors and the Brazilian government’s response to the following factors:

•	devaluations and other exchange rate movements.
•	inflation.
•	interest rates and monetary policy.
•	fiscal policy and changes in tax laws.
•	liquidity of domestic capital and lending markets.
•	growth or downturn of the Brazilian economy.
•	employment levels and labor regulation.
•	social instability.
•	energy shortages.

•	water rationing.
•	import and export controls.
•	exchange controls, including restrictions on remittances abroad.
•	natural and other disasters and public health events (including epidemics and pandemics), and related governmental responses.
•	other political, diplomatic, social and economic developments in or affecting Brazil.

Uncertainty as to whether the Brazilian federal government will implement changes in policy or regulation affecting these or other factors in the future may affect economic performance and contribute to economic uncertainty in Brazil, including heightened volatility and reduced liquidity in the Brazilian capital markets and in securities issued by Brazilian issuers. In the past, deterioration in fiscal conditions and macroeconomic volatility contributed to sovereign credit rating downgrades, including the loss of Brazil’s investment-grade status by major credit rating agencies in 2015-2016, which reduced capital inflows and increased financing costs for Brazilian issuers.

We cannot predict the measures that the Brazilian federal government will take in response to macroeconomic pressures or otherwise. Periods of economic and political uncertainty, together with external shocks such as the COVID-19 pandemic and subsequent inflation and interest-rate volatility, may negatively affect investor and consumer confidence and contribute to volatility in Brazilian financial markets, which may also adversely affect us. In addition, tighter global financial conditions and heightened uncertainty in global trade policy may increase volatility in emerging markets financial conditions, including Brazil. In spite of financial volatility, Brazil’s GDP grew 3.4% in 2024 and 2.4% in 2025.

Risks Relating to Other Countries in Which We Operate

Our Latin America South operations are subject to substantial risks relating to the businesses and operations conducted in Argentina and other South American countries.

We own 100% of the total share capital of Latin America South Investment, S.L. (“LASI”), which is a holding company with operating subsidiaries in Argentina and other South American countries. As a result, LASI’s financial condition and results of operations may be adversely affected by the political instability, fluctuations in the economy and governmental actions concerning the economy of Argentina and the other countries in which its subsidiaries operate and, consequently, affect our consolidated results.

The results of our Argentinian operations have been significantly impacted in recent years by political instability, fluctuations in the Argentine economy (such as the devaluation of the Argentine peso relative to the U.S. dollar), governmental actions concerning the economy of Argentina (such as Argentina’s selective default on its restructured debt in July 2014), inflation and deteriorating macroeconomic conditions in the country (See “Item 3. Key Information—D. Risk Factors—Risks Related to Other Countries in Which We Operate—Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations”). Continued deterioration of the Argentine economy, or new foreign exchange, price controls, export repatriation or expropriation regimes could adversely affect our liquidity and ability to access funds from Argentina, our financial condition and operating results.

The recent devaluations of the Argentine peso relative to the real, and further devaluations of the Argentine peso in the future, if any, may decrease our net assets in Argentina, with a balancing entry in our equity. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations”. Our results of operations are affected by fluctuations in exchange rates, and devaluation of the real or other currencies with which we operate relative to other currencies, including the U.S. dollar, which may adversely affect our financial performance.”

In November 2023, Argentina elected Javier Milei as its new president, with views to fix an economy battered by soaring inflation, a looming recession and rising poverty, officially assuming office on December 10, 2023. Argentina’s political environment remains volatile under President Milei’s administration, which has implemented an aggressive fiscal-adjustment and market-liberalization agenda, including deep public-spending cuts, deregulation initiatives and efforts to overhaul monetary and exchange-rate frameworks. Although Milei’s coalition strengthened its congressional support following its strong performance in the 2025 midterm elections, the scope, pace and social impact of these reforms continue to generate political polarization, institutional uncertainty and risks of social unrest, all of which may affect Argentina’s macroeconomic stability and the ability if companies with Argentine exposure to operate normally. There is no guarantee that Milei will be successful in improving the macroeconomic scenario in relevant and sustainable ways and, likewise, we cannot predict the scope and effectiveness of any reforms he may implement, which are considered radical. If the economic or political situation in Argentina deteriorates, our Latin America South operations may be subject to restrictions under new Argentine foreign exchange, export repatriation or expropriation regimes that could adversely affect our liquidity and operations, and our ability to access funds from Argentina.

In 2025, Argentina’s inflation reached 31.0% declining 86.8pp when compared to the 2024 inflation of 117.8%, which led the Argentine Central Bank to decrease its reference interest rate (BADLAR) by 81.5pp, ending the year at 25.9%. In 2025, the currency went from 1,031 ARS/USD to 1,452 ARS/USD (a 40.8% devaluation), a deterioration when compared to the 21.6% devaluation in 2024.

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

In addition, Bolivia is experiencing a period of heightened political and economic uncertainty following the August 2025 general election, in which centrist candidate Rodrigo Paz won the presidency after years of dominance by the Movement towards Socialism party (Movimiento al Socialismo, or “MAS”). The outgoing Luis Arce administration left significant macroeconomic imbalances, including persistent fiscal pressures, declining international reserves, foreign-currency shortages and recurring fuel-supply disruptions, which continue to weigh on investor sentiment. By the end of 2023, net foreign reserves fell to $1.9 billion, the lowest level in 18 years. In 2024, the Bolivian central bank’s net foreign reserves remained stable compared to 2023. In 2025, the Bolivian central bank’s net foreign reserves increased to $3.7 billion compared to 2024. Although the new administration has signaled a more market-friendly approach, its ability to implement reforms is constrained by a fragmented legislature and the potential for social unrest, increasing the risks of policy reversals, regulatory volatility and disruptions that could adversely affect foreign investment, cross-border financing and the operations of companies with exposure to Bolivia.

Furthermore, in December 2021, Gabriel Boric was elected Chile’s new president, defeating José Antonio Kast, in an election marked by political polarization. Boric’s government plan included promises to increase taxes on the highest income bracket as well as large companies, reforming the current pension system, and creating a universal fund to finance public and private health. Mr. Boric was sworn in as president in March 2022. In November 2025, Chile held presidential and parliamentary elections that resulted in a political shift, with José Antonio Kast elected president following a December runoff and a fragmented Congress with no clear majority. This divided political landscape may limit the new administration’s ability to advance reforms and could increase uncertainty regarding future public policies and the regulatory and economic environment in Chile.

In 2023, the Chilean economy showed signs of recovery following a negative macroeconomic scenario in recent years. During 2024, the government enacted a number of significant fiscal and regulatory reforms. In August 2024, Law N° 21.683 amended Chile’s fiscal responsibility framework and incorporated a medium-term gross public debt anchor (prudential level), of 45% of GDP. A tax compliance law was also enacted in September 2024, which aims to increase revenue to finance future increases in retirement pensions and other social welfare spending. In 2024, Chilean GDP increased by 2% as compared to 2023, reflecting higher exports (mainly copper, lithium and cellulose), stronger private consumption and lower unemployment rates. From 2025 onwards, Chile’s economic outlook remains exposed to external risks, including commodity price volatility and global financial conditions, while domestically fiscal constraints and a polarized political environment may limit further reforms and increase uncertainty regarding economic growth and the regulatory framework.

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

Argentina continues to face inflationary pressures, including higher fuel, energy and food prices, among other factors. According to INDEC, the country’s National Consumer Price Index (“CPI”) increased by 31.5% in 2025, 117.8% in 2024 and 211.4% in 2023. On January 7, 2026, the Argentine Central Bank (“BCRA”) published the December 2025 Survey of Market Expectations (Relevamiento de Expectativas de Mercado, or “REM”), based on responses collected between December 23 and December 30, 2025. The REM indicated market expectations for inflation of 20.1% in 2026 and 12.7% in 2027. While these projections indicate a continued slowdown in inflation, uncertainties remain regarding the effectiveness and sustainability of the government’s policies. Key factors influencing Argentina’s inflationary environment include:

•	Tariff Adjustments: The government’s increases in electricity, gas and fuel prices in 2024 have exerted cost inflationary pressure, particularly on businesses and consumers. While these adjustments are part of broader fiscal reforms, they contributed to short-term price increases in essential goods and services.
•	Exchange Rate Policy: The slowdown in the crawling peg policy has helped reduce inflation by stabilizing import prices through the real appreciation of the Argentine peso (ARS). However, a prolonged appreciation could reduce export competitiveness and, in the long term, impact economic activity, which may influence inflation dynamics.
•	Fiscal Policy: Argentina has achieved a 1.4% fiscal surplus in 2025. The fiscal adjustment has been driven primarily by reductions in primary expenditures, including real material cuts across spending lines, rather than by revenue growth. While this consolidation has supported the authorities’ stabilization strategy, it may constrain fiscal space for economic stimulus measures in the near term. In general, fiscal tightening can contribute to disinflationary dynamics by reducing aggregate demand pressures, although outcomes depend on broader macroeconomic conditions.

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

The main impact of this hyperinflationary environment in Argentina on our results of operations is the corresponding impact such inflation effects have on our cost of sales and operating expenses, particularly in terms of increasing costs of raw materials, labor, and other operating expenses. In this way, such inflationary pressures have direct impact on our gross profit margins and overall profitability. See “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Argentine Economic Environment and Inflation Impacts.” In addition, inflation impacts pricing dynamics due to its impact on consumer behavior and purchasing power. As prices rise, consumers may cut back on discretionary spending, including purchases of beverages. We may face challenges in passing on increased costs to consumers if they are already feeling the strain of inflation on their budgets. This can lead to deterioration in profit margins as Ambev may be unable to fully offset cost increases with higher prices.

There is uncertainty regarding the effectiveness of the policies implemented by the Argentine government to reduce and control inflation and the potential impact of those policies. An increase in inflation may adversely affect the Argentine economy, which in turn may have a negative impact on our financial condition and results of operation.

There can be no assurances that inflation rates will not continue to escalate in the future or that the measures adopted or that may be adopted by the Argentine government to control inflation will be effective or successful. High rates of inflation remain a challenge for Argentina. Significant increases in the rates of inflation could have a material adverse effect on Argentina’s economy and in turn could increase our costs of operation, in particular labor costs, and may negatively affect our business, financial condition and results of operations. Also, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Argentine Economic Environment and Inflation Impacts” for more information.

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

Furthermore, changes in international trade policies, including the adoption of protectionist measures, tariffs, trade restrictions or sanctions by major economies, may adversely affect global economic conditions, international trade flows and financial markets. In addition, geopolitical developments, such as armed conflicts, political instability or heightened international tensions, may increase uncertainty, disrupt supply chains, and contribute to volatility in commodity prices, including energy and agricultural commodities.

Such developments may adversely affect investor confidence, cross-border capital flows and market liquidity and could have a material adverse effect on global and regional economic conditions and, consequently, on our business, results of operations, financial condition, liquidity and the market price of our common shares and ADSs.

We operate a joint venture in Cuba, in which the Government of Cuba is our indirect joint venture partner. Cuba is still targeted by broad and comprehensive economic and trade sanctions of the United States. Our operations in Cuba may adversely affect our reputation and the liquidity and value of our securities.

Ambev, through its Canadian subsidiary Cerbuco Brewing Inc., (“Cerbuco”), currently owns a 50% equity interest in Cerveceria Bucanero S.A. (“Bucanero”), a Cuban company in the business of producing and selling beer. The remaining 50% equity interest in Bucanero is owned indirectly by the Government of Cuba through Corporación Alimentaria, S. A. We have the right to appoint the general manager of Bucanero. In 2021, Cerbuco initiated arbitration proceedings regarding potential breach of certain obligations relating to the joint venture. For more information regarding the arbitration proceedings, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Civil Claims—Cerbuco Brewing Arbitration.”

Bucanero’s main beer brands are Bucanero, Cristal and Mayabe. In 2025, Bucanero sold 1.24 million hectoliters of beer, representing about 0.7% of our total volume of 175.8 million hectoliters for the year. Although Bucanero’s production is primarily sold in Cuba, a small portion of its production is exported to and sold by certain distributors in other countries outside Cuba (but not the United States).

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

In addition, there have in the past been initiatives by federal and state lawmakers in the United States, and certain U.S. institutional investors, including pension funds, to adopt laws, regulations or policies requiring the divestment from, or reporting of interests in, companies that do business with countries designated as state sponsors of terrorism. On January 11, 2021, the United States government designated Cuba as a state sponsor of terrorism, a list from which Cuba had previously been removed in 2015. On January 14, 2025, then-President Biden issued a Certification of Rescission of Cuba’s Designation as a State Sponsor of Terrorism, but the Certification was rescinded by President Trump on January 20, 2025, reinstating Cuba’s state sponsor of terrorism designation. On June 30, 2025, President Trump issued a National Security Presidential Memorandum to strengthen U.S. policy toward Cuba, including affirming support for the U.S. embargo on Cuba, and subsequently issued, on July 14, 2025, a new Cuba Restricted List. If U.S. investors decide to liquidate or otherwise divest their investments in companies that have operations of any magnitude in Cuba, the market in and value of our securities could be adversely impacted.

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

In this context, political and economic tensions, sanctions regimes and trade restrictions may adversely affect the operating environment in Cuba. These conditions may lead to shortages of raw materials and other inputs, disruptions to supply chains and logistics, temporary interruptions of production, reduced consumer demand and increased operating costs. Such circumstances may also result in disputes and may give rise to litigation, arbitration or other legal proceedings, which could adversely affect our business, results of operations and financial condition.

The outbreak of infectious diseases, or the risk of an outbreak (e.g., pandemics, epidemics, including a potential new wave or variant of COVID-19), and government and other responses thereto, are highly uncertain and unpredictable and may result in further adverse effects material to our business and may impact our ability to continue operating our business.

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

The impact of outbreaks of infectious diseases, or the risk of an outbreak (e.g., pandemics, epidemics, including a potential new wave or variant of COVID-19) can also precipitate or exacerbate the other risks described in this annual report.

Risks Relating to Social and Sustainability Matters

Natural and other disasters and accidents caused by human and technological errors could disrupt our operations.

The economy of countries in which we operate, as well as our business activity and operating results, may be adversely impacted by natural (including floods, fires), social, technical (technological or human errors) or physical risks such as large-scale epidemics and pandemics, the occurrence of natural disasters (such as the 2024 floods in the Brazilian State of Rio Grande do Sul and the tornadoes and extratropical cyclones in the Brazilian state of Paraná in 2025), terrorist events, military conflicts, including the ongoing conflict between Russia and Ukraine and in the Middle East, which could disrupt the operations of our suppliers, affect the price or availability of certain raw materials or commodities required for our products and adversely affect our operations, as well as other actions that may result in significant widespread disruptions to commerce and the ability of businesses, including ours, to operate normally. The exemplified events and others can affect our business in general or be specific to certain strategic locations, where our plants, distribution center or logistic hubs may be located. Such disruptions may result in reduced economic activity and business sentiment, both in the Brazilian market and internationally.

Climate change, or legal, regulatory or market measures to address climate change, may negatively affect our business or operations.

There is growing concern about adverse impacts caused by emissions of carbon dioxide and other greenhouse gases into the atmosphere, such as rising global temperatures, changing weather patterns, and the increased frequency and severity of extreme weather events and natural disasters. If climate change has a negative effect on agricultural productivity in the locations where we operate, we may be subject to reduced availability of, or less favorable pricing for, certain agricultural products that are necessary for our production process, such as barley, hops, sugar and corn. In addition, public expectations for reducing greenhouse gas emissions may result in increased costs of energy, transportation and raw materials and may require us to make additional investments in facilities and equipment due to increased regulatory or social pressures. As a result, the effects of climate change could have material adverse long-term impacts on our business and results of operations. Our operations are subject to physical risks, with impacts on our production capacity and delivery of services and products resulting from the effects of climate change. Wildfires can cause malt-barley crop failures, as occurred in 2021 in Canada, which led to significant harvest losses. Non-seasonal rains can cause malting-barley harvest failures, affecting barley quality. Changes in weather conditions can result in reduced malting-barley yields, directly affecting inputs for production and potentially increasing production costs and, indirectly, costs to markets. With rising global demand intensifying water scarcity and contributing to declining water quality, Ambev may be impacted by increased production costs and operational capacity constraints.

Our operations are also subject to transition risks such as: (i) regulatory changes and price increase, as an example on water use, which may increase the cost or cause interruptions in supply, affect its availability, and impact our license to operate in certain localities and countries, as well as the growing demand for aluminum for packaging, combined with sourcing challenges, may result in higher procurement costs; (ii) carbon-pricing mechanisms (both taxes and emissions-trading systems) that affect both our direct operations and emissions from packaging materials throughout the supply chain and may result in higher operating costs. For example, the aluminum and glass production processes are energy-intensive and generate significant greenhouse-gas emissions, and depending on the country from which materials are sourced, carbon-pricing exposure may be substantial; (iii) current and emerging energy and fuel regulations and taxes, which may increase direct operating costs given our exposure to such fuel and energy taxes; and (iv) fluctuations in demand for inputs prone to low availability, such as aluminum, which may affect production capacity and increase the cost of purchasing packaging for our products.

The sustainability goals we established in 2017 were designed to drive impact across our value chain through targets focused on smart agriculture, efficient use of water resources, circular packaging, carbon-emissions reduction and the use of renewable electricity. With the conclusion of the 2025 cycle, we achieved significant progress and met several of these objectives. However, throughout the period, we encountered — and may continue to face — operational, climatic, regulatory and market challenges that affected the pace and manner of implementation of certain initiatives. These factors may have influenced the timing or extent of certain outcomes compared to prior plans and disclosures. We remain committed to advancing our sustainability agenda and integrating more resilient practices across our value chain.

In addition to our 2025 climate goals, we also announced our ambition to achieve net-zero emissions across our value chain by 2040, which will require ongoing investment, and there is no assurance that we will achieve these goals or that our initiatives will function as intended. If we fail to meet these targets for any reason, there is a risk of reputational damage as well as potential scrutiny — including litigation — by interested parties. As a result, the effects of climate change could have a material adverse long-term impact on our business and results of operations.

Scarcity or poor quality of water may negatively affect our production costs and capacity.

We face risks related to water shortages. The availability of fresh water is a limited resource in many parts of the world, facing increasing challenges related to changes in rainfall patterns and the frequency of extreme weather events, overexploitation, increased pollution and poor water management. As the demand for water continues to increase worldwide, and as water becomes scarcer and water quality deteriorates, we may be affected by increased production costs, capacity limitations or significant changes in water quality, which could adversely affect our business and results of operations.

Water shortages can result in business interruptions and/or reduced production and increased treatment costs. The availability of water is critical for our operations, as it is an essential input for the production of beer. Reduced water availability can also prompt changes in legislation regulating water use. In addition, water quality affected by scarcity can increase water-treatment costs and impair our ability to operate on a continuous basis.

Droughts can cause malting-barley harvests to fail, especially in South America, where most barley is rain-fed. Short-term meteorological droughts driven by insufficient precipitation can significantly affect barley-crop yields.

Our operations are subject to broad safety and environmental regulations, the non-compliance of which may pose significant financial, operational, reputational, litigation and regulatory risks related to environmental issues for us.

Our operations are subject to a wide variety of federal, state and municipal environmental laws and regulations related to the licenses or authorizations necessary for the development of our business, including the installation and operation of our projects and activities, the use of water resources, solid-waste management, removal of vegetation, impacts on protected areas, and the use of forestry products or raw materials, among other aspects potentially related to our activities.

Our activities require the constant obtaining and renewal of environmental licenses and authorizations, which depend on the installation and operation of activities and undertakings considered by the competent environmental agency, under the terms of current environmental legislation, as effectively or potentially polluting the environment. Technical difficulties, non-compliance with applicable environmental legislation, and failure to meet the technical conditions established in environmental licenses and authorizations may have harmful effects on our business, as they may subject us to various administrative sanctions (such as simple or successive fines, interruption or suspension of activities, embargo or closure of undertakings, or revocation of licenses and authorizations), as well as to payment of costs for the recovery of degraded areas and environmental regularization (including environmental compensation and embargo-related costs), and potential civil, administrative and criminal liability, as applicable. There is no guarantee that we, even when adopting appropriate practices and processes, will not incur environmental liability or that applicable environmental laws and regulations will not change or become more stringent in the future. In this sense, non-compliance with applicable legislation and the technical conditions established in relevant licenses and authorizations may adversely affect our operations, reputation, operating results and financial condition.

As scrutiny by environmental authorities, society and investors regarding our environmental practices—and our compliance with environmental legislation across different governmental levels and in the countries where we operate—continues to intensify, our costs to comply with environmental regulation, enhance environmental practices and remediate potential environmental damage may increase substantially in the future. Furthermore, processes related to environmental compliance may become more complex.

In this context, for purposes of complying with current environmental legislation and addressing other environmental matters relevant to us, the following are considered material issues from a regulatory, operational, financial and reputational standpoint: (i) the use of water resources; (ii) climate change and regulation of carbon markets and greenhouse-gas emissions in countries where we operate, including Brazilian Law No. 15,042/2024; (iii) solid-waste management, reverse logistics and circular packaging; (iv) sustainable agriculture; and (v) responsible consumption.

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

For example, the enactment of Law No. 15,042/2024 establishes a regulated carbon market in Brazil - the Brazilian Greenhouse Gas Emissions Trading System (“SBCE”). Under this system, companies, including us, will be subject to a cap on greenhouse gas (“GHG”) emissions, with specific limits to be defined in future regulations. Although the law takes immediate effect, the SBCE itself will be implemented gradually. Except for waste and effluents disposal facilities, when demonstrably adopting systems and technologies for the neutralization of their emissions, and primary agricultural production, any individual or legal entity will be subject to SBCE regulations if they are responsible for facilities or sources emitting more than 10,000 tCO2e per year. These regulated agents will be required to submit a Monitoring Plan to the SBCE management body and a GHG Emissions and Removals Report in accordance with the approved plan. Additionally, if emissions exceed 25,000 tCO2e per year, regulated agents must provide a report demonstrating the periodic reconciliation of their obligations, which consists of verifying compliance with environmental obligations defined in the National Allocation Plan, through ownership of assets equivalent to their net emissions. Penalties for non-compliance with SBCE regulations include, among others, (i) warnings, (ii) fines, and (iii) suspension of registration, licenses, or authorizations.

It is expected that all obligations related to SBCE will become enforceable within a period of four to five years from the publication of the law which was on December 2024. The law establishes the implementation of SBCE in five phases: (i) the first phase for the regulation of the law, within a period of 12 months, extendable for an equal period; (ii) the second phase for the operationalization, by the regulated agents, of the instruments for reporting emissions for a period of one year; (iii) the third phase in which the regulated agents will only be subject to the obligation of submitting a monitoring plan and presenting reports on GHG emissions and removals to the SBCE management body for two years; (iv) the fourth phase during the validity of the first National Allocation Plan (duration not yet defined) with the non-onerous distribution of Brazilian Emission Quotas (“CBE”) and the implementation of the SBCE asset market; and (v) the fifth phase in which there will be full implementation of the SBCE and all obligations will become enforceable.

In addition, CVM Resolution No. 193, dated October 20, 2023, (“CVM Resolution No. 193”) establishes the obligation to adopt the International Sustainability Standards Board (“ISSB”) standards for the preparation and disclosure of sustainability-related financial information by publicly held companies. The principles that guided the CVM Resolution No. 193 highlight the importance and necessity of: (i) the disclosed information becoming increasingly transparent, reliable, consistent, and comparable; (ii) establishing measures to enhance transparency around sustainability-related risks and opportunities that affect entities in the capital markets, in order to contribute to the development of a sustainable, regenerative economy; and (iii) implementing disclosure standards for policies and procedures companies adopt to address and mitigate the impacts of climate change, as well as social and environmental risks. For 2025, the preparation and disclosure of the sustainability report is voluntary and subject to limited assurance by an independent auditor registered with the CVM. However, from the report to be released in 2027 (prepared with respect to year ending 2026), the preparation and disclosure of the sustainability report will be mandatory and subject to reasonable assurance – involving a more rigorous process - by an independent auditor registered with the CVM.

The enactment of Law No. 15,042/2024 and CVM Resolution No. 193, as well as other future new regulations may require that we adapt our business, activities, and current practices in order to comply with such new legislation and other requirements, which may result in higher operating costs that may negatively impact our operating results.

Our commitment to social responsibility may result in the incurrence of additional costs, and we are subject to laws, regulations and other obligations in furtherance of human rights, social justice and labor standards that may exposes us to additional contingencies.

We aim to operate our business in a manner that upholds corporate social responsibility standards, which may vary based on the specific characteristics of our various business operations and the geographies where we operate. We are also subject to laws, regulations and other obligations that require us to comply with social impact and standards and, accordingly, we are exposed to certain risks related to non-compliance.

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

We are also required to guarantee dignified working conditions for our employees, ensuring their health, safety, well-being and their right to associate and participate in unions, in compliance with local laws and regulations, respecting human rights. A workplace identified as dangerous, hostile or discriminatory may result in legal contingencies and inhibit our ability to attract and retain talent, negotiate with associations and unions, prevent incidents of health and safety at work, and drive innovation.

There is no guarantee that we will be able to properly manage the social risks mentioned above, meeting all national and international laws, parameters and guidelines, which, consequently, may harm our operating results and reputation.

Seasonal consumption cycles and adverse weather conditions may result in fluctuations in demand for our products.

Demand for our products is influenced by seasonal consumption patterns and the timing and intensity of key consumption occasions, including holidays and periods of increased socialization and out-of-home activity. Adverse or unseasonable weather conditions in the markets in which we operate may further amplify this volatility. For example, unseasonably cool, rainy or otherwise unfavorable conditions can reduce consumption occasions, particularly in channels and occasions with higher weather sensitivity, which may depress volumes and negatively affect our products and channel mix.

Stakeholders, including consumers, customers, investors, employees, regulators and civil society, increasingly expect companies to demonstrate responsible practices, including with respect to environmental sustainability, packaging and recycling, water stewardship, climate and energy efficiency, and responsible sourcing. At the same time, consumer preferences continue to evolve, including toward products perceived as “better-for-you,” such as no-sugar, low-calorie and non-alcoholic alternatives, as well as brands that align with sustainability values.

If we are unable to meet these expectations and preferences, or if our actions are perceived as insufficient, inconsistent or not credible, we may face reduced demand for our products, loss of market share, deterioration in brand equity, increased customer requirements, and reputational harm, any of which could reduce revenues and profitability. Responding to these trends may also require significant investments in innovation, packaging redesign, manufacturing processes, data and traceability systems, supplier engagement, and compliance capabilities, and we may not achieve the intended commercial benefits or returns on these investments.

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

In addition, the likelihood that the Brazilian government would impose such restrictions may be affected by the extent of Brazil’s foreign currency reserves, the availability of foreign currency in the foreign exchange markets on the date a payment is due and the size of Brazil’s debt service burden relative to the economy as a whole. We cannot assure you that the Brazilian Central Bank will not modify its regulation or that the Brazilian government will not institute restrictions or delays on cross-border remittances in respect of securities issued in foreign capital markets. For further information on this matter, see “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders.”

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

If an ADS holder surrenders the ADSs and, consequently, receives shares underlying the ADSs, the investment in Ambev’s shares would be registered with the Brazilian Central Bank either as (i) a foreign direct investment, subject to Brazilian Central Bank Resolution No. 278, dated December 31, 2022 (“BCB Resolution 278” and “Foreign Direct Investment”, respectively), in the event the respective ADS holder holds shares directly in Ambev’s certificate book; or (ii) a portfolio foreign investment, subject to (a) the Brazilian Central Bank and the CVM Joint Resolution No. 13, dated December 3, 2024 (“Joint Resolution 13”) which replaced and revoked Resolution No. 4,373, dated September 29, 2014, of the National Monetary Council (“CMN” and “CMN Resolution 4,373”, respectively); and (b) CVM Resolution No. 13, dated November 18, 2020 (“CVM Resolution 13”), in the event the respective ADS holder holds shares through a broker (“Foreign Portfolio Investment”).

The main obligation with respect to a Foreign Direct Investment consists of registering investments held by foreign investors in Ambev in an amount equal to or greater than USD 100,000.00 (one hundred thousand U.S. dollars) or its equivalent in other currencies with the Brazilian Central Bank through a self-declaring electronic system, under the direct foreign investment module, named Foreign Capital Information Provision System of Foreign Direct Investment (Sistema de Prestação de Informações de Capital Estrangeiro de Investimento Estrangeiro Direto or “SCE-IED”). Such registration must be carried out by Ambev within 30 (thirty) days of the investment. As to the Foreign Portfolio Investment, the respective investor must meet several requirements, which include engaging a local broker, opening a portfolio account maintained by a local custodian, and, if the respective investor is a legal entity, seeking registration with the CVM and engaging a local institution licensed by the Brazilian Central Bank or a clearing house to act as its representative.

The failure to comply with local rules governing the Foreign Direct Investment and the Foreign Portfolio Investment, as applicable, may affect the ability of the holder to receive and dispose of Ambev’s shares and to receive gains, dividends, profits or other payments under Ambev’s shares.

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

Further, the Depositary has no obligation to notify Ambev ADS holders of an upcoming vote or to distribute voting cards and related materials to those holders, unless Ambev specifically instructs the Depositary to do so. If Ambev provides such instruction to the Depositary, it will then notify Ambev’s ADS holders of the upcoming vote and arrange for the delivery of voting cards to those holders. We cannot ensure that Ambev’s ADS holders will receive proxy cards in time to allow them to instruct the Depositary as to how to vote the Ambev common shares underlying their Ambev ADSs. In addition, the Depositary and its agents are not responsible for failure to carry out voting instructions or for an untimely solicitation of those instructions.

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

We are a foreign private issuer, as defined by the Securities and Exchange Commission, or the SEC, for purposes of the Exchange Act. As a result, we are exempt from many of the corporate governance requirements of stock exchanges located in the United States, as well as from rules under the Exchange Act that impose certain disclosure obligations and procedural requirements for proxy solicitations under Section 14 of the Exchange Act. For example, our principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions under Section 16 of the Exchange Act. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. Accordingly, there may be less publicly available information concerning us than there is for U.S. public companies.

In addition, for so long as we remain as a foreign private issuer, we will be exempt from most of the corporate governance requirements of stock exchanges located in the United States. Accordingly, you will not be provided with some of the benefits or have the same protections afforded to shareholders of U.S. public companies. The corporate governance standards applicable to us are considerably different than the standards applied to U.S. domestic issuers. For example, although Rule 10A-3 under the Exchange Act generally requires that a company listed in the United States have an audit committee of its board of directors composed solely of independent directors, as a foreign private issuer we are relying on an exemption from this requirement under Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002 that is available to us as a result of features of the Brazilian Corporation Law applicable to our Fiscal Council. In addition, we are not required under the Brazilian Corporation Law to, among other things:

•	have a majority of our Board of Directors be independent (though our bylaws provide that two of our directors must be independent and, in certain circumstances pursuant to the Brazilian Corporation Law, our minority shareholders may be able to elect members to our Board of Directors);
•	have a compensation committee, a nominating committee, or corporate governance committee of the Board of Directors (though we currently have a non-permanent People Committee that is responsible for evaluating our compensation policies applicable to management and a Governance Committee that is responsible for governance matters as related party transactions, antitrust matters, strategies related to sustainability issues and cybersecurity and privacy and data protection matters);
•	have regularly scheduled executive sessions with only non-management directors (though none of our current directors hold management positions in us); or
•	have at least one executive session of solely independent directors each year.

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

If proceedings are brought in the courts of Brazil seeking to enforce our obligations in respect of our common shares, we will not be required to discharge any such obligations in a currency other than reais. Under Brazilian exchange control limitations, an obligation in Brazil to pay amounts denominated in a currency other than reais may only be satisfied in Brazilian currency at the exchange rate, as determined by the Brazilian Central Bank, in effect on the date of the effective payment. The then prevailing exchange rate may not afford non-Brazilian investors with full compensation for any claim arising out of, or related to, our obligations under our common shares.

ITEM 4.	Information on the Company

Ambev’s principal executive offices are located at Rua Dr. Renato Paes de Barros, 1017, 4th floor, 04530-001, São Paulo, SP, Brazil, and its telephone number and email are: +55 (11) 2122-1200 and ri@ambev.com.br.

A.        History and Development of the Company

Overview

We are the successor of Brahma and Antarctica, two of the oldest brewers in Brazil. Antarctica was founded in 1885. Brahma was founded in 1888 as Villiger & Cia. The Brahma trademark was registered on September 6, 1888, and in 1904 Villiger & Cia. changed its name to Companhia Cervejaria Brahma. However, the legal entity that has become Ambev S.A., the current NYSE and B3 listed company, was incorporated on July 8, 2005, as a non-reporting Brazilian corporation under the Brazilian Corporation Law and is the successor of Old Ambev. Until the stock swap merger of Old Ambev with Ambev S.A. approved in July 2013 (see “Item 4. Information of the Company—A. History and Development of the Company—Stock Swap Merger of Old Ambev with Ambev S.A.”), Ambev S.A. did not conduct any operating activities and had served as a vehicle for ABI to hold a 0.5% interest in Old Ambev’s capital stock.

In the mid-1990s, Companhia Cervejaria Brahma started its international expansion into Latin America, and since then we have been buying assets in different parts of the continent including in South America, Central America and the Caribbean.

In the late 1990s, Companhia Cervejaria Brahma obtained the exclusive rights to produce, sell and distribute Pepsi CSD products throughout Brazil, and since then we have been distributing these products throughout that country. In addition, certain of our subsidiaries have franchise agreements for Pepsi products in Argentina, Bolivia, Uruguay, Panama and the Dominican Republic. See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

In the early 2000s, we acquired 40.5% economic interest in Quinsa and the joint control of that entity, which we shared temporarily with Beverages Associates Corp. (“BAC”), the former sole controlling shareholder of Quinsa. This transaction provided us with a leading presence in the beer markets of Argentina, Bolivia, Paraguay and Uruguay, and also set forth the terms for our future acquisition of Quinsa’s full control from BAC. In April 2006, we increased our equity interest in Quinsa to 91% of its total share capital, after which we started to fully consolidate Quinsa upon the closing of that transaction in August 2006.

In August 2004, we and a Belgian brewer called Interbrew completed a business combination that involved the merger of an indirect holding company of Labatt Brewing Company (“Labatt”), one of the leading brewers in Canada, into us. At the same time, our controlling shareholder completed the contribution of all shares of an indirect holding company which owned a controlling stake in us to Interbrew in exchange for newly issued shares of Interbrew. After this transaction, Interbrew changed its company name to InBev S.A./N.V., or (“Inbev”) and, since 2008, to Anheuser-Busch InBev S.A./N.V. (“ABI”) and became our majority shareholder through subsidiaries and holding companies. (see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions”).

The InBev-Ambev Transactions

The “InBev-Ambev transactions” consisted of two transactions negotiated simultaneously: (1) in the first transaction, BRC S.à r.l. (“BRC”), exchanged its Old Ambev shares for shares in Interbrew; and (2) in the second transaction, Old Ambev issued new shares to Interbrew in exchange for Interbrew’s 100% stake in Labatt.

Exchange of Shares Between BRC and the Interbrew Founding Families

In March 2004, various entities controlled by BRC entered into a contribution and subscription agreement with Interbrew and various entities representing the interests of the Interbrew Founding Families to exchange their controlling interest in Old Ambev for newly issued voting shares of Interbrew, which represented 24.7% of Interbrew’s voting shares.

Upon closing of this transaction in August 2004, (1) BRC received approximately 44% of the voting interest in Stichting, which thereupon owned approximately 56% of Interbrew’s common shares, and (2) Interbrew received approximately a 53% voting interest and a 22% economic interest in Old Ambev. Such voting interest was subject to our shareholders’ agreement at the time, as amended in connection with the InBev-Ambev transactions. In addition, Interbrew changed its legal name to InBev N.V./S.A. (“Inbev”) and, since its acquisition of Anheuser-Busch, Inc. in the U.S. in 2008, to Anheuser Busch-InBev N.V./S.A.

Acquisition of Labatt

Pursuant to the Incorporação agreement dated March 3, 2004, Labatt Brewing Canada Holding Ltd. (“Mergeco”), was merged into Old Ambev by means of an upstream merger under the Brazilian Corporation Law, or the Incorporação. Mergeco held 99.9% of the capital stock of Labatt Holding ApS (“Labatt ApS”), a corporation organized under the laws of Denmark, and Labatt ApS owned all the capital stock of Labatt. Upon completion of the Incorporação, Old Ambev held 99.9% of the capital stock of Labatt ApS, and, indirectly, of Labatt. As consideration for the acquisition of Labatt, Old Ambev issued common and preferred shares to Interbrew.

With the consummation of this transaction in August 2004, (1) Labatt became a wholly owned subsidiary of Old Ambev, and (2) Interbrew increased its stake in Old Ambev to approximately 68% of common shares and 34% of preferred shares.

Ownership Structure of InBev and Old Ambev Upon Consummation of the InBev-Ambev Transactions

InBev

Upon closing the InBev-Ambev transactions, 56% of InBev’s voting shares were owned by Stichting, 1% was jointly owned by Fonds Voorzitter Verhelst SPRL and Fonds InBev-Baillet Latour SPRL, 17% were owned directly by entities and individuals associated with the Interbrew Founding Families and the remaining 26% constituted the public float.

BRC became the holder of 44% of Stichting’s voting interests, while the Interbrew Founding Families held the remaining 56% of Stichting’s voting interests. In addition, BRC and entities representing the interests of the Interbrew Founding Families entered into a shareholders’ agreement, providing for, among other things, joint and equal influence over the exercise of the Stichting voting rights in InBev.

Old Ambev

Upon closing of the InBev-Ambev transactions, InBev became the owner of approximately 68% of Old Ambev’s voting shares, FAHZ retained approximately 16% of such shares, and the remaining shares were held by the public.

Mandatory Tender Offer

Pursuant to the Brazilian Corporation Law, InBev was required to conduct, following the consummation of the InBev-Ambev transactions, a mandatory tender offer (“MTO”), for all remaining outstanding common shares of Old Ambev. The MTO was completed in March 2005, and InBev increased its stake in Old Ambev to approximately an 81% voting interest and a 56% economic interest in that company. FAHZ did not tender its Old Ambev shares in the MTO.

Stock Swap Merger of Old Ambev with Ambev S.A.

On July 30, 2013, the minority shareholders of Old Ambev approved a stock swap merger of Old Ambev with us, according to which each and every issued and outstanding common and preferred share of Old Ambev not held by Ambev S.A. (including in the form of ADSs) was exchanged for five newly issued common shares of Ambev S.A. (including in the form of ADSs). As a result of the stock swap merger, Old Ambev became a wholly owned subsidiary of Ambev S.A., which continued the same operations of Old Ambev. The ratio adopted for the stock swap merger did not result in any ownership dilution in the equity interest held in us by our minority shareholders, including our former non-voting preferred shareholders, who were granted a separate class vote on the transaction without the interference of our controlling shareholder.

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

ABI combination with SABMiller Limited

In 2016, ABI completed its business combination with SABMiller Limited. As part of the integration process following this transaction, SABMiller’s business operations in Panama were transferred to Ambev. In exchange, Ambev transferred its business operations in Colombia, Peru and Ecuador to other entities within the ABI group. This transaction formed part of the post-combination integration of the ABI group and did not involve any change in Ambev’s ultimate control.

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

On January 31, 2024, ELJ exercised the option to sell the entire Tranche A to us, in accordance with the provisions of the Shareholders Agreement. We settled the Tranche A put option via: (i) a cash disbursement of approximately R$1,704 million that we paid to ELJ; and (ii) the offset of ELJ’s debt held by CND in the amount of R$335 million. As a result of this transaction, we increased our stake in Tenedora from 85% to 97.11%, with the remaining 2.89% stake held by ELJ and subject to the Tranche B put option described above. We, on the other hand, have a call option over the Tranche B shares to be exercised starting in 2029. For additional information, see Note 28 – Financial Instruments and Risks.

Sale of SLU

On December 26, 2024, the Company's subsidiary, Cervecería Nacional Dominicana, S.A. ("CND"), and Koscab Holdings Limited ("Koscab") entered into a Share Purchase Agreement through which CND committed to transfer all the shares it holds in the holding company SLU Beverages LTD. ("SLU") to Koscab. SLU holds a controlling interest in Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited, and Dominica Brewery & Beverages Limited, all of which form part of the CAC reportable segment.

The transfer of the entire interest may occur in exchange for the payment of a minimum amount of US$186 million, equivalent to R$1,023 million, payable in up to five tranches through 2028. The completion of the first two tranches took place on July 31, 2025, upon which CND transferred to Koscab 61.83% of its interest in SLU for a price of US$115 million, equivalent to R$633 million. As a result of this completion, the Company recognized the loss of control over SLU, ceasing its consolidation in the audited consolidated financial statements as of and for the year ended December 31, 2025, included elsewhere in this annual report.

B.        Business Overview

Description of Our Operations

We are the largest brewer in Latin America in terms of sales volumes and one of the largest beer producers in the world, according to our estimates. We currently produce, distribute and sell beer, CSDs, other alcoholic beverages and non-alcoholic and non-carbonated products directly in 11 countries across the Americas.

We conduct our operations through four business segments, as follows:

•	Brazil: Beer sales division and NAB sales division.
•	Central America and the Caribbean (“CAC”): Dominican Republic, Cuba, Guatemala and Panama.
•	Latin America South (“LAS”): Argentina, Bolivia, Paraguay, Uruguay and Chile.
•	Canada: Labatt’s operations in Canada.

The following map illustrates our four business segments as of December 31, 2025:

An analysis of our consolidated net sales by business segment for the periods indicated is presented in the table below:

	Net Sales (in R$ million) Year Ended December 31,
	2025		2024		2023
	Sales	% of Total	Sales	% of Total	Sales	% of Total
Brazil	49,030.8	55.6%	48,605.3	54.3%	46,361.7	58.1%
Beer Brazil	40,230.6	45.6%	40,220.2	45.0%	38,985.9	48.9%
NAB	8,800.1	10.0%	8,385.2	9.4%	7,375.8	9.3%
CAC	10,963.9	12.4%	11,023.7	12.3%	10,044.8	12.6%
Latin America South	17,988.3	20.4%	19,829.7	22.2%	13,797.2	17.3%
Canada	10,259.5	11.6%	9,993.9	11.2%	9,533.2	12.0%
Total	88,242.5	100.0%	89,452.7	100.0%	79,736.9	100.0%

An analysis of our sales volume by business segment for the periods indicated is presented in the table below:

	Sales Volumes (‘000 hl) Year Ended December 31,
	2025		2024		2023
	Volume	% of Total	Volume	% of Total	Volume	% of Total
Brazil	123,008.9	70.0%	128,320.2	70.5%	126,419.7	68.8%
Beer Brazil	89,394.5	50.8%	93,634.6	51.5%	93,111.6	50.7%
NAB	33,614.4	19.1%	34,685.6	19.1%	33,308.1	18.1%
CAC	12,037.2	6.8%	12,408.6	6.8%	12,174.6	6.6%
Latin America South	32,162.3	18.3%	32,447.6	17.8%	36,039.6	19.6%
Canada	8,622.2	4.9%	8,744.1	4.8%	9,025.2	4.9%
Total	175,830.6	100.0%	181,920.5	100.0%	183,659.0	100.0%

Business Strategy

We aim to continuously create value for our stockholders. The main components of our business strategy are:

•	our people and culture.
•	our strategic pillars.
•	quality of our products.
•	sustainability guidelines and trends.
•	permanent cost efficiency.
•	financial discipline.
•	customer convenience.

Our People and Culture

We dream big to create a future with more cheers. We continually seek new ways to meet life’s moments, push our industry forward, and make a meaningful impact in the world. That is why our people are the backbone of our company. We focus on building great teams that are engaged and create sustainable value, reinforcing the mindsets and behaviors that support a high-performing culture. We carefully manage our hiring and training processes to develop capabilities, match people to the right roles, and strengthen our long-term talent pipeline. Our teams are equipped with the skills and experiences required to deliver on our long-term goals, supported by continuous development and leadership practices that promote accountability and ownership. We live our culture on a daily basis to keep evolving as an organization and retain the best talent. We also operate through an organizational design that prioritizes simplicity and clear responsibilities, strengthened by management systems that enable effective performance management. In addition, our compensation programs, which combine variable pay and stock ownership, are designed to align incentives with long-term value creation and high performance.

Strategic Pillars

We focus our efforts on the following strategic pillars to lead and grow the category, digitize and monetize our ecosystem, as well as optimize our business:

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

Quality of our Products

We brew a wide variety of beers, including ales, lagers, clear, dark and full-bodied beers, amongst others, offering consumers a unique set of high-quality beers designed to satisfy different needs and tastes across different occasions. We also produce a number of non-alcoholic products, such as soft drinks and energy drinks. The quality of our products is at the forefront of our priorities. We have strict processes, with more than 1,300 controls and more than 370 tests across our production lines, as we aim to provide to our consumers products matching the highest possible standards. Our R&D team is also constantly working to enhance our production process and the quality of our products.

Sustainability

Sustainability helps enable Ambev’s purpose – Dream Big to Create a Future with More Cheers – and it unlocks long-term value. Brewing quality beer starts with the search for the best ingredients. This requires a healthy, natural environment, as well as thriving communities. In Brazil, we reached all of our sustainability commitments under the 2025 cycle. We pursued four sustainability goals through 2025 and, with the conclusion of this cycle, we now report on the progress achieved across each of these commitments:

(i)	empowering farmers: We achieved our Smart Agriculture Goal with 100% of our direct farmer population skilled, connected, and financially empowered in 2025 through local programs and partnerships around the world.
(ii)	securing water access: We achieved our Water Stewardship Goal with 100% high stress sites showing measurably improved water availability and quality. Our water use efficiency indicator measures the hectoliters of raw water required to produce one packed hectoliter of finished product. In 2025, we achieved a global water use efficiency ratio of 2.38hl/hl, which is an improvement of 19.1% since 2017. At high-stress sites, we delivered an efficiency ratio of 2.05hl/hl, reinforcing our progress with the scope of our 2025 Water Stewardship Goal.
(iii)	driving circular packaging: In 2025, we achieved 70.5% of packaging from returnable formats or with predominantly recycled content, with Brazil reaching 100% – on a consolidated basis, we did not achieve 100% due to challenges related to the availability of viable recycled content, which is highly dependent on local recycling supply chains, and to dynamic market conditions, particularly in glass and PET packaging.
(iv)	aiming for climate ambition: We reduced greenhouse gas (GHG) emissions across Scopes 1, 2, and 3 per hectoliter of production by 25.8%, achieving our emissions intensity reduction goal of 25%. We also continued to advance our energy transition, reaching 97.5% renewable electricity across all operations – the difference to the 100% target was due to structural and regulatory challenges in one of the countries where we operate.

Regarding Scope 3 emissions, which represents the largest share of emissions today, we have been working collaboratively with our main suppliers to decarbonize our value chain, mainly through Eclipse Program, which aims to engage our suppliers and partners into increasing transparency of carbon data, training and capacity building within our teams, to deliver consistent GHG emissions reduction.

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

•	In Brazil, our direct-to-consumer platform Zé Delivery continued to expand its reach and deepen engagement in 2025, being now present in more than 800 cities across all 27 Brazilian states and reaching nearly 70% of the country’s entire population. Zé Delivery delivered more than 66 million orders in 2025 and had over 27 million yearly active users as of December 31, 2025. Engagement and satisfaction remained strong, supported by a broader assortment (including premium offerings) and affordability initiatives such as returnable packaging, while the platform also served as a relevant source of consumer insights to support innovation.
•	In LAS, TaDa in Argentina, which resulted from the merger of App Bar with other Direct-to-Consumer platforms named Siempre en Casa and Craft Society, had a challenging 2025 due to the economic situation of the country. The platform is present in 38 cities, with nearly 350 thousand orders with orders declining 38% and monthly active users declining 41% YoY as macroeconomic conditions continue to weigh on consumption in the country.
•	In CAC, TaDa in Dominican Republic continued to expand in 2025, with the number of orders growing by 5.1% in 2025 versus 2024, and monthly active users declining by 13% in 2025 versus 2024.

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

•	In Brazil, we continued to roll-out BEES and currently have more than 94% of our active buyers purchasing through the platform. As part of our full digital strategy plan, nearly 90% of our clients currently purchase exclusively through BEES. In the BEES marketplace, we currently offer over 600 stock keeping units (“SKUs”) across different categories, such as groceries, non-alcoholic beverages, and hard liquors. The number of customers buying in the marketplace corresponded to nearly 86% of BEES’ customers in the year ended December 31, 2025.
•	In LAS, our digital transformation journey is also evolving with the roll-out of BEES. In Argentina, more than 86% of B2B buyers are purchasing through BEES, and over 80% of the country’s net revenue comes from the platform. The number of customers buying in the marketplace corresponded to over 32% of BEES’ customers in the year ended December 31, 2025. In Paraguay, 83% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 82% of the total number of customers in the year ended December 31, 2025. In Bolivia, 78% of B2B direct and indirect sales are made through BEES, with fully digital buyers accounting for 94% of the total number of customers in the year ended December 31, 2025.
•	In CAC, Dominican Republic continues to lead the expansion of the BEES platform, actively sharing know-how and best practices with other operations. The country has already reached the status of a full digital operation, with 100% of B2B buyers already purchasing through the platform, and over 100% of the country’s net revenue coming from BEES in 2025. We are also exploring BEES marketplace in the country with 18 different categories and over 320 SKUs available for customers as of December 31, 2025. In Panama, we have also continued with the roll-out of BEES which has reached 100% of the country’s net revenue in 2025 coming from the platform.

•	In Canada, BEES continues to grow its scale and offerings. BEES is live in the Provinces of Alberta, British Columbia, Newfoundland and Labrador, Saskatchewan and Quebec. In 2025, orders through BEES accounted for approximately 22% of net revenue for the Canadian business, with Quebec accounting for the majority of orders placed using BEES. Approximately 8,100 customers purchased through BEES in Canada in 2025. BEES marketplace also continued to evolve in Canada, offering 75 unique SKUs from ten third-party partners in 2025.

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

	2025 Quarterly Volumes (as a percentage of annual volumes)
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Brazil	26.1%	22.8%	23.8%	27.3%
Beer Brazil	25.9%	22.4%	24.1%	27.6%
NAB	26.6%	23.7%	23.1%	26.6%
CAC	22.9%	24.3%	25.7%	27.1%
Latin America South	27.4%	19.3%	23.6%	29.7%
Canada	19.4%	28.4%	27.8%	24.4%
Total	25.8%	22.5%	24.1%	27.6%

Description of the Markets Where We Operate

The table below sets out the main brands we sell in the markets listed below as of December 31, 2025.

Country by Business Segment	Brands
Brazil	Beer and Beyond Beer: Adriática, Antarctica, Antarctica SubZero, Beats Caipi, Beats Green Mix, Beats Ginger, Beats GT, Beats Mint, Beats Red Mix, Beats Senses, Beats Tropical, Brutal Fruit, Beck’s, Bohemia, Bohemia Puro Malte, Brahma, Brahma 0,0%, Brahma Chopp, Brahma Duplo Malte, Brahma Malzbier, Brutal Fruit, Budweiser, Budweiser Zero, Caracu, Chopp Brahma, Colorado, Corona, Corona Cero, Coronita Extra, Flying Fish, Goose Island, Hoegaarden, Leffe, Magnífica, Michelob ULTRA, Mike’s Hard Lemonade, Original, Patagonia, Polar, Quilmes, Serramalte, Skol, Skol Puro Malte, Spaten, Stella Artois, Stella Artois Pure Gold, Vinho do Zé, Wäls
Non-Beer: AMA, Antarctica Soda Limonada, Antarctica Soda Limonada Zero, Baré, Fusion, Gatorade, Gatorade Zero, Guaraná Antárctica, Guaraná Antarctica Zero, Guaraná Antárctica Zero com Fibras, H2OH!, Lipton, Pepsi, Pepsi Black, Pepsi Twist, Red Bull, Sukita, Sukita Zero, Tônica Antárctica, Tônica Antarctica Zero and Tônica Antarctica Intense

Central America and the Caribbean
Cuba	Beer: Bucanero, Cristal, Mayabe, Cacique Non-Beer: Malta Perla Negra, Malta Bucanero

Country by Business Segment	Brands
Dominican Republic	Beer: Barcelo, Bohemia, Brahma, Budweiser, Corona, Hoegaarden, Leffe, Modelo (Especial and Negra), Presidente, Stella Artois, The One
Non-Beer: 7UP, 911, Malta Morena, Montpellier water, Pepsi, Red Bull, Red Rock
Guatemala	Beer: Beck’s, Brahma, Bud Light, Budweiser, Busch, Corona, Goose Island, Hoegaarden, Leffe, Michelob ULTRA, Modelo (Especial and Negra), Stella Artois
Panama	Beer: Atlas Golden Xtra, Balboa, Beck’s, Budweiser, Corona, Hoegaarden, Leffe, Michelob ULTRA, Modelo Especial, Modelo Negra, Stella Artois
Non-Beer: 7UP, Mirinda, Orange Crush, Pepsi, Pony Malta, Red Bull

Latin America South
Argentina	Beer and Beyond Beer: Andes, Andes Origen, Brahma, Budweiser, Capriccio, Corona, Dante Robino Reserva, Dante Robino Varietales, Goose Island, Isidra, Michelob ULTRA, Novecento, Novecento Raices, Patagonia Quilmes, Stella Artois, Temple
Non-Beer: 7UP, Awafrut, Gatorade, H2OH!, Ortinal Mirinda, Paso de Los Toros, Pepsi, Red Bull, Rockstar
Bolivia	Beer: Paceña, Huari, Golden by Skol, Budweiser, Corona, Stella Artois, Ducal, Baltica, Taquiña, Chicha Taquiña
Non-Beer: Pepsi, Pepsi Black, 7UP, Guaraná Antarctica, Gatorade, Maltin, H20H!, Somos (water)
Chile	Beer: Baltica, Beck’s, Becker, Brahma, Budweiser, Corona, Coronita, Cusqueña, Goose Island, Hoegaarden, Kilometro 24.7, Leffe, Malta del Sur, Michelob ULTRA, Modelo Especial, Negra Modelo, Pilsen Del Sur, Quilmes, Stella Artois, Corona 0.0, Budweiser 0.0 Stella 0.0
Non-Beer: Corona Tropical
Paraguay	Beer: Antarctica, Brahma, Brahma SubZero, Budweiser, Bud66, Corona, Corona Cero, Michelob ULTRA, Ouro Fino, Patagonia, Pilsen, Skol, Stella Artois, Stella 0.0
Non-Beer: Novecento, Caldén, Mike’s
Uruguay	Beer and Beyond Beer: Andes, Beck’s, Brahma, Budweiser, Corona, Dante Robino, Franziskaner, Goose Island, Hoegaarden, Leffe, Löwenbräu, Michelob ULTRA, Negra Modelo, Norteña, Novecento, Oceánica, Patagonia, Patricia, Pilsen, Quilmes, Skol, Stella Artois, Zillertal
Non-Beer: 7UP, Gatorade, Guaraná, H2OH!, Mirinda, Paso de los Toros, Pepsi, Teem

Canada	Beer and Beyond Beer: Alexander Keith’s, Archibald, American Vintage, Banded Peak, Beach Day Every Day, Beatbox, Beck’s, Boddington’s, Brava, Brickworks, Bud Light, Budweiser, Busch, Corona, Cutwater, Flying Fish, Goose Island, Hoegaarden, Kokanee, Kootenay, Labatt 50, Labatt Blue, Lakeport, Leffe, Löwenbräu, Lucky, Michelob ULTRA, Mike’s, Mill Street, Modelo, NÜTRL, Okanagan, Oland, Pacifico, Palm Bay, Rockstar, Rolling Rock, Spaten, SVNS Hard 7-UP, Stanley Park, Stella Artois, Tempo, Wildcat

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

According to our estimates, in 2025 we were the market leader of the Brazilian market in terms of beer sales volumes, mainly through our three major families of brands: Skol, Brahma and Antarctica. Our closest competitor in Brazil is The Heineken Company.

Distribution represents an important feature in this market, as the retail channel is fragmented into approximately one million points of sale. As of December 31, 2025, our distribution was structured under two separate branches, comprising (1) our network of exclusive third-party distributors, involving 207 operations, and (2) our proprietary direct distribution system, involving 89 distribution centers located across most Brazilian regions.

We have been focusing on direct distribution in large urban regions, while strengthening our third-party distribution system. In addition, to make the shopping experience more practical and convenient for our retail customers and end consumers, we have launched innovative digital platforms to deliver our products at affordable prices and with speed (Zé Delivery and BEES), offering these audiences a personalized experience. These platforms, the result of continuous investment in technology and innovation, have driven our business not only in commercial performance but, more importantly, in the value they create for our ecosystem, including our customers and consumers. See “Item 4. Information on the Company—B. Business Overview—Business Strategy.”

In the non-alcoholic beer segment, we operate primarily though Brahma 0.0% (launched in 2013), Budweiser Zero (launched in 2021), Corona Cero (launched in 2022) and Skol Zero Zero (launched in 2026).

The Brazilian Beyond Beer Market

Some of our products extend beyond typical beer consumption occasions, such as Beats and Brutal Fruit Spritzer which are designed for new occasions and consumer groups in which beer is not that strong. In 2025, we launched Flying Fish, a flavored beer aimed at consumers who do not enjoy the bitter taste typically associated with traditional beer. These innovations strengthen our Beyond Beer portfolio, a category we continue to evaluate across different regions and markets. Also, we launched Guaraná Antárctica com Fibras in 2025, a traditional Brazilian soft drink with the addition of fiber, reflecting Ambev's ambition to be at the forefront given the growth of the Brazilian beyond beer market.

The Brazilian NAB Markets

The NAB markets in Brazil are comprised of many different segments, including CSD, bottled water, isotonic beverages, energy drinks, coconut water, powdered and natural juices, and ready-to-drink teas. The CSD segment is the most significant to our business representing approximately 94% of the NAB unit volume in 2025 and 49% of the addressable market. The most relevant formats for the category are the two-liter and one-liter non-returnable PET bottles which are mainly sold in supermarkets for in-home consumption and the 350-milliliter one-way aluminum can is also an important packaging format for our business and is mainly sold in off-trade (e.g., supermarkets) and on-trade (e.g., bars and restaurants) channels.

Our main competitor in the NAB market is The Coca-Cola Company. In addition to The Coca-Cola Company, we face competition from small regional bottlers that produce what are usually referred to as “B Brands.” The B Brands compete mainly on price, usually being sold at a significantly lower price than our products.

According to our estimates, the leading CSD flavors in Brazil are (1) cola with 58% of the market in 2025, (2) guaraná with 19%, (3) orange with 8%, and (4) lime. In the cola segment, Pepsi is the second bestselling brand and is sold under our exclusive production and bottling agreements with PepsiCo, while in the “non-cola” flavor segment, we lead the market with Guaraná Antarctica. The non-sugar CSD market is growing within CSDs and our main brands in this segment are: H2OH!, Pepsi Black (both sold under license from PepsiCo) and Guaraná Antarctica Zero. Between 2022 and 2023, we launched new formulas for Pepsi Black and Guaraná Antarctica Zero to maximize flavor which improved our presence in the segment. Our NAB portfolio also includes brands such as Gatorade in the isotonic market, Lipton Iced Tea in the ready-to-drink tea market, which are also sold under license from PepsiCo and in the energy drinks segment, we sell Fusion, a proprietary brand, and Red Bull, which is sold under an exclusive distribution agreement (see “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull).

CAC (Central America and the Caribbean)

Central America

In Guatemala, the main packaging presentations are the 12-ounce and the 16-ounce cans. Our main competitor in Guatemala is Cerveceria Centro Americana, the market leader, which is a private company owned by local investors. According to our estimates, the total annual sales volume of the Guatemalan beer market was 6,5 million hectoliters in 2025. We sell our beer brands through The Central America Bottling Corporation (“CBC”) distribution network, jointly with CBC’s CSD portfolio.

In Panama, we estimate that we currently lead the beer market. The main packaging presentations are 355-milliliter cans, 285-milliliter bottles, and 355-milliliter bottles and our main beer brands in Panama are Balboa ICE, Balboa, Atlas Golden Light, Atlas, and Corona. The main competitor in the Panamanian beer market is Cervecería Barú Panamá. According to our estimates, the total annual sales volume of the Panamanian beer market was 3.1 million hectoliters in 2025. Our Panamanian business also produces and commercializes soft drinks, under franchise, being Pepsi, Canada Dry and Squirt the main brands distributed. In Panama, the annual sales volume of the CSD market was 1.5 million hectoliters in 2025.

The Caribbean Beer Market

In Cuba, our main packaging presentation is the 355 milliliter cans. We currently sell the Bucanero, Cristal, Mayabe and Cacique local beer brands in Cuba. According to our estimates, the total annual sales volume of the Cuban beer market was approximately 3.6 million hectoliters in 2025. Our main competitor in Cuba is imported beer (over 100 worldwide brands).

In the Dominican Republic, the annual sales volume of the beer market was 5.1 million hectoliters in 2025, according to our estimates. The main packaging presentations in the Dominican beer market consists of the returnable 650-milliliter and 355-milliliter glass bottles, which are predominantly sold in small convenience stores. We currently lead the beer market in the Dominican Republic after our acquisition of CND, with a leading portfolio of brands such as Presidente, Presidente Light, Brahma Light, Bohemia, The One, Corona, Modelo Especial, Stella Artois and Budweiser. Our distribution system in the Dominican Republic is comprised mainly of direct distribution operations.

The Caribbean CSD Market

According to our estimates, the annual sales volume of the Dominican CSD market was 4.7 million hectoliters in 2025. The main packaging presentation in the Dominican CSD market is the 400 mL bottle, in PET format, which is predominantly sold in small retail stores. Industrias San Miguel, which adopts a low-price strategy has the leadership of the Dominican CSD Market, followed by The Coca-Cola Company, represented by Bepensa. We are currently the third player in that market in terms of sales volume according to our estimates.

Our main CSD brands in the Dominican Republic are Red Rock, Pepsi, and Seven Up, all of which are marketed under an exclusive bottling agreement with PepsiCo. Our distribution system in the Dominican Republic is comprised of direct distribution operations and third-party distributors.

Operations through Third-Party Distributors

We also sell Budweiser, Bud Light, Michelob Ultra, Stella Artois, Corona, Modelo Especial, Presidente, Beck’s, Leffe and Hoegaarden, through third-party distributors in Costa Rica, Venezuela, Aruba, Bahamas, Bermuda, Cayman, Curacao, French Guyana, Grenada, Guadalupe, Guyana, Jamaica, Martinique, Saint Marteen, St. Kitts, St. Lucia, Suriname, Trinidad & Tobago, Turks and Caicos, and US Virgin Islands.

Latin America South

Argentina

Argentina is one of our most important regions, second only to Brazil in terms of volume.

As of December 31, 2025, we served more than 300 thousand points of sale throughout Argentina both directly and through our exclusive third-party distributors.

The Argentine Beer Market

According to our estimates, the annual sales volume of the Argentine beer market was 15.4 million hectoliters in 2025. With a population of approximately 47 million, Argentina is Latin America South’s largest and most important beer market.

In Argentina, 30% of our beer volume was distributed directly by us and 70% was distributed through exclusive third-party distributors in 2025. Our main package presentation in Argentina is the 1-liter returnable glass bottles, which accounted for 49% of our sales in 2025.

According to our estimate, the on-premises consumption represented 7% of beer volumes in Argentina in 2025, and off-premise, including supermarkets sales represented 93% of beer volumes. The main channels of volume consumption in Argentina are through kiosks and small grocery stores.

Our most important beer brands in Argentina are Brahma, Quilmes and Budweiser. According to Scentia, we are the leading beer producers in Argentina, and our main competitor in Argentina is Compañía Cervecerías Unidas S.A.

The Argentine CSD Market

According to our estimates, in 2025, annual sales volume of the Argentine CSD market was 37.3 million hectoliters. In Argentina, 46% of our CSD volume was distributed directly by us and 54% is distributed through exclusive third-party distributors in 2025. Non-returnable bottles represented 63% of our CSD sales in Argentina in 2025.

We are the exclusive Pepsi bottlers in Argentina and our most important CSD brands in that country are Pepsi and Seven Up. According to Scentia, we are the second player in the Argentine CSD market in 2025, only after The Coca-Cola Company.

Bolivia

The Bolivian Beer Market

According to our estimates, the annual sales volume of the Bolivian beer market was 4.62 million hectoliters in 2025. The Bolivian market is strongly influenced by macroeconomic trends and governmental regulatory and fiscal policies.

In Bolivia, in 2025, 58% of our beer volume was directly distributed by us and the remaining 42% was distributed through third-party distributors who are not exclusive. Our most relevant package presentation in Bolivia is the 620-milliliter returnable glass bottle, which made it our most important package in sales in 2025.

Our most important beer brands in Bolivia are Paceña, Huari and Golden. According to estimates, we are the leading beer producer in Bolivia.

The Bolivian CSD Market

In March 2009, we acquired 100% of Bebidas y Aguas Gaseosas Occidente S.R.L., from SAB (through Quinsa) becoming the exclusive bottler of PepsiCo. in Bolivia.

According to our estimates, in 2025, the annual sales volume of the Bolivian CSD market was 12.2 million hectoliters. Of our total CSD volumes in Bolivia in 2025, 84% was directly distributed by us and 16% was distributed through third-party distributors, while all our CSD sales in that country in 2025 were through non-returnable bottles. CSD main brands are Pepsi/Pepsi Black, Seven Up and Guaraná Antarctica. According to our estimates, we were not the largest player in the market in 2025.

Chile

According to our estimates, the annual sales volume of the Chilean beer market was 10.5 million hectoliters in 2025. Beer consumption in Chile has declined for the 4th consecutive year. Our most important beer brands in Chile are Corona, Budweiser, Becker, Stella Artois and Cusqueña.

As of December 31, 2025, we were the second beer producers in Chile, according to our estimates, and our main competitor and the leader in the country is Compañía Cervecerías Unidas S.A. In Chile 100% of our beer volumes was distributed through an exclusive third-party distributor.

In 2015, we became the exclusive distributors of the Corona brand in Chile, and since January 2016 we also started to import and distribute Budweiser in Chile, followed by Cusqueña in 2018.

Paraguay

According to our estimates, the annual sales volume of the Paraguayan beer market was 5.1 million hectoliters in 2025, excluding smuggling.

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

In Paraguay, 75.4% of our beer volumes was directly distributed by us and 24.6% was distributed through exclusive third-party distributors in 2025. Our main package presentation in Paraguay is the 940-millimeter returnable glass bottle, which accounted for 38.8% of our sales in 2025.

Our most important beer brands in Paraguay are Brahma, Ouro Fino, Skol, Bud 66, Pilsen and Corona with a leader market position in the country in 2025, according to our estimates. Main packaging formats consist of: 940-millimeter returnable glass bottle, with 46% share per pack in the industry, and 269 millimeter, with 30% share per pack in the industry, distributing to all of the country.

Uruguay

The Uruguayan Beer Market

According to our estimates, the annual sales volume of the Uruguayan beer market was 1 million hectoliters in 2025. Our Latin America South business unit manages both the beer and CSD businesses in Uruguay out of a facility based in that country.

In Uruguay, on June 1, 2023, we implemented a “Route To Market Project,” resulting in 100% of our beer volume distributed through exclusive third-party distributors. Previously, from January to May 2023, 21% of our beer volumes was directly distributed by us and 80% was distributed through exclusive third-party distributors. Our main package presentation in Uruguay is the 1-liter returnable glass bottle, which accounted for 48% of our sales in 2025.

Our most important beer brands in Uruguay are Patricia and Pilsen, with a leading market position in 2025, according to our estimates.

The Uruguayan CSD Market

According to our estimates, in 2025, the annual sales volume of the Uruguayan CSD market was 3 million hectoliters.

In Uruguay, 100% of our CSD volume was distributed through exclusive third-party distributors in 2025. Non-returnable bottles accounted for 1% of our sales in that country in 2025. Our most important brand in Uruguay is Pepsi, with The Coca-Cola Company being our main competitor.

Canada

The Canadian Beer Market

According to our estimates, in 2025, the annual sales volume of the Canadian Beer market was 18.4 million hectoliters, declining 2.5% versus 2024.

Our Canada business segment is represented by the Labatt operations, which sells domestic and ABI beer brands, and a portfolio of ready to drink (“RTD”) and cider brands.

According to our estimates, Labatt is the market leader in the Canadian beer market. The main packaging presentations in that country are the 355-milliliter and the 473-milliliter aluminum cans, which are predominantly sold in privately owned and government-owned retail stores in addition to privately owned on-trade establishments. Our main competitor in Canada is MolsonCoors, but we also compete with smaller brewers, such as Sleeman Breweries Ltd. and Moosehead Breweries Ltd.

Our main beer brands in Canada are Budweiser, Bud Light, Busch, Corona, Michelob Ultra and Stella Artois (brewed and sold under licenses from subsidiaries of ABI), along with Labatt Blue, Kokanee, Lucky Lager, Alexander Keith’s, and several other beer brands. Our distribution system in Canada is structured in different ways across the country, as further explained below.

Other Canadian Markets

According to our estimates, in 2025, the annual sales volume of the Canadian RTD market was 4.4 million hectoliters, growing 6.9% versus 2024, after low single-digit declines in the prior two years. Labatt’s RTD portfolio in Canada includes the NÜTRL, Mike’s, Cutwater, Okanagan, Palm Bay, American Vintage, Beach Day Every Day and SVNS Hard 7-UP brands.

Distribution in Ontario

In Ontario, the province with the largest beer consumption in Canada, we are part owners, together with a collection of other brewers, of a distribution, retail and recycling joint venture named Brewers Retail Inc., incorporated in 1927 and operating as The Beer Store (“TBS”). In 2024, the government of the Province of Ontario, TBS, Labatt, MolsonCoors and Sleeman signed the Early Implementation Agreement (“EIA”), which specifies TBS’s role as the primary distributor, designated recycler, and a retailer of beer following the expansion of the retail marketplace for beverage alcohol sales in Ontario in 2024, and termination of the Master Framework Agreement on December 31, 2025.

Following the implementation of the EIA in 2024, the channels through which eligible beer of all pack sizes, wine and RTDs can be sold in Ontario include: (i) TBS, (ii) the Liquor Control Board of Ontario (“LCBO”), a chain of liquor stores owned by the government of the Province of Ontario, (iii) all eligible grocery stores, (iv) eligible convenience stores, and (v) bars and restaurants. The LCBO maintains the exclusive ability to sell spirits, both to consumers and to bars and restaurants.

The EIA further stipulates features of the Ontario beverage alcohol marketplace and related distribution and recycling systems, including: (i) TBS retaining the right to maintain retail operations through at least January 1, 2033, (ii) TBS continuing to be the primary distributor of beer and malt-based RTDs to existing channels and new grocery and convenience stores through January 1, 2031, (iii) TBS having the ability to distribute non-alcoholic beverages, in addition to all beverage alcohol types, through January 1, 2031, (iv) TBS continuing to provide recycling services, and (v) maintaining pre-existing regulations in Ontario prohibiting trade spend and applying them to the expanded retail channels.

The nature of Labatt’s and TBS’s businesses requires compliance with laws, regulations and oversight by the Alcohol and Gaming Commission of Ontario (“AGCO”) and Liquor Control Board of Ontario (“LCBO”). The Liquor License and Control Act and its regulations are administered by the AGCO, which is an Ontario provincial regulatory agency reporting to the Ministry of the Attorney General and affiliated with the Ministry of Finance. The Province of Ontario and its agents, the AGCO and LCBO, oversee all aspects of the beverage alcohol sector.

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

Distribution in the Western Provinces and Territories

MolsonCoors and Labatt are each a shareholder in Brewers Distributor Limited, which operates a distribution network primarily for beer in the four western provinces of British Columbia, Alberta, Manitoba and Saskatchewan, as well as three territories (Yukon, the Northwest Territories and Nunavut). In Alberta, a part of the volume is also sold through a third-party wholesaler. In these Western Canadian markets, there are both privately controlled retail stores (such as in Alberta, British Columbia and Saskatchewan) and government-controlled retail stores (such as in British Columbia and Manitoba).

Distribution in the Atlantic Provinces

We distribute and sell our products in the Atlantic Provinces (including New Brunswick, Newfoundland, Nova Scotia and Prince Edward Island) through (1) distribution and retail networks controlled by the government in the provinces of Nova Scotia, New Brunswick and Prince Edward Island; and (2) private distributors in Newfoundland.

Beer, CSD and RTD Production Process

The basic brewing process for most beers is straightforward, but significant know-how is involved in quality and cost control. The most important stages are brewing and fermentation, followed by maturation, filtering and packaging. Although malted barley (malt) is the primary ingredient, other grains such as unmalted barley, corn, rice or wheat are sometimes added to produce different beer flavors. The proportion and choice of other raw materials vary according to regional taste preferences and the type of beer.

The first step in the brewing process is making wort by mixing malt with warm water and then gradually heating it to approximately 75°C in large mash turns to dissolve the starch and transform it into a mixture, called “mash,” of maltose and other sugars. The spent grains are filtered out and the liquid, now called “wort”, is boiled. Hops are added at this point to give a special bitter taste and aroma to the beer and help preserve it. The wort is boiled for one to two hours to sterilize and concentrate it and extract the flavor from the hops. Cooling follows, using a heat exchanger. The hopped wort is saturated with air or oxygen, essential for the growth of the yeast in the next stage.

Yeast is a micro-organism that turns the sugar in the wort into alcohol and carbon dioxide. This process of fermentation takes 5 to 11 days, after which the wort finally becomes beer. Different types of beer are made using different strains of yeast and wort compositions. In some yeast varieties, the cells rise to the top at the end of fermentation. Ales and wheat beers are brewed in this way. Pilsen beers are made using yeast cells that settle to the bottom.

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

For information on our production facilities, see “Item 4. Information on the Company—D. Property, Plant and Equipment.”

Sources and Availability of Raw Materials

Beer

The main raw materials used in our production are malt, non-malted cereals, hops and water.

Barley and Malt

Malt is widely available, and our malt requirement is met by domestic and international suppliers as well as our own six malting facilities. In the case of our beer operations in South America (Brazil & LAS), approximately 70% of our malt needs were supplied by our own malting facilities located in the south of Brazil, Argentina and Uruguay in 2025.

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

Water

Water represents a small portion of our raw material costs. We obtain our water requirements from several sources, such as lakes and reservoirs, deep wells located near our breweries, rivers adjoining our plants and public utility companies. We monitor the quality, taste and composition of the water we use, and treat it to remove impurities and to comply with our high-quality standards and applicable regulations. As a result of advances in technology, we have continuously reduced our water consumption per hectoliter produced. See “Item 4. Information on the Company—B. Business Overview—Business Strategy—Sustainability”.

Non-alcoholic Beverages

The main raw materials used in our production are concentrate (including guaraná extract), sugar, sweetener, juices, water and carbon dioxide gas. Most of these materials are obtained from local suppliers.

Guaraná Berries

We have a 1,070-hectare farm that provides us with 20-tons of guaraná seeds (roasted grains) per year, or about 6% of our needs, with the balance currently being purchased directly from farmers and their organizations in Maués, with the remainder purchased directly from independent farmers in the Amazon region. The focus of our own farm is to supply guaraná seedlings to local producers and to promote the sustainable cultivation of guaraná in the Amazon Region. About 10 thousand seedlings are donated each year.

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

Juices

Orange, lemon, grape, apple, and other juices used in our CSD are purchased in Brazil. We also use lemon and grapefruit juices in our CSD products in Argentina and Uruguay. Our main suppliers are Louis Dreyfus Commodities, Cutrale, Citrus Juice, Litoral Citrus and San Miguel.

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

In April 2008, we started operating a glass bottle producing facility in Rio de Janeiro, which we expanded in November 2015. This unit’s capacity is of approximately 260 thousand tons of glass and in 2025 such unit attended approximately 35% of our glass needs in Brazil.

In 2025, we also inaugurated the first glass factory in Paraná, built to operate with 100% renewable electricity and advanced high-efficiency furnaces. The plant integrates recycled glass, with the capability to reach up to 80% in certain lines, reducing raw material use and emissions. This development reinforces Ambev’s circular economy strategy and supports sustainable packaging initiatives. With this opening, the company consolidates innovation efforts while mitigating its environmental impact.

We have supply contracts with respect to most packaging materials. The choice of packaging materials varies by cost and availability in different regions, as well as consumer preferences and the image of each brand.

Our aluminum cans are mainly sourced regionally by global companies, while our glass containers are sourced by a variety of suppliers, both regionally and globally. Also, in September 2020, we opened our can plant facility in the state of Minas Gerais, which has a production capacity of 2.5 billion cans per year. Our can plant served approximately 15% of our can needs in 2025 in Brazil.

We obtain the labels for our beer and CSD primarily from local suppliers; in Brazil, the majority of our beer label requirements are met by a printing house that belongs to FAHZ and is operated by us pursuant to a lease agreement. Plastic closures are principally purchased regionally, and PET pre-forms are principally purchased regionally by both local and global companies. Crown caps in Brazil are mainly sourced from our vertical operation in Manaus, Arosuco Aromas e Sucos Ltda. (“Arosuco”). These producers also supply some of our other Latin American operations.

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

Environmental laws in the countries where we operate are mostly related to (a) the conformity of our operating procedures with environmental regulation and standards regarding, among other issues, the use of water resources, the emission of gas and liquid effluents, environmental permits and (b) the management and disposal of one-way packaging and other solid waste.

Governmental restrictions on beer consumption in the markets where we operate vary from one country to another, and in some instances, from one local region to another. The most relevant restrictions are:

•	each country or province has a minimum legal drinking age that is established by the government; the beer legal drinking age varies from 18 to 21 years.
•	some local and federal governments require that retail stores own special licenses for the sale of alcohol; this is the case in some regions of Argentina, Bolivia, Chile, Panama and Canada.
•	some local and federal governments (including Bolivia, Argentina, Uruguay and Canada) prohibit the sale of alcoholic beverages within a certain distance from schools, hospitals and other designated areas, as well as place certain restrictions on the time of sale and consumption of these products in public places and private clubs.
•	some local governments in Canada establish a minimum price for beer sales, which is named Social Reference Price (“SRP”). There is a specific SRP for each different packaging presentation. The SRP may vary from one province to another.
•	in some provinces in Canada the off-trade is restricted to government-owned or licensed stores. See “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate—Canada”.
•	beer sales in the off-premise channel in Canada in the Province of Ontario are restricted to four retail channels. One of them is the LCBO, which is government-owned. The second retail channel is TBS, which is jointly owned by Labatt and several other brewers. The third retail channel is eligible groceries. The fourth retail channel is eligible convenience stores. The AGCO regulates the alcohol industry.

Many governments also impose restrictions on beer advertising, which may affect, among other issues, (1) the media channels used, (2) the contents of advertising campaigns, which may also include restrictions to influencer marketing campaigns, and (3) the time and places where beer can be advertised.

Marketing

Our marketing initiatives are concentrated on off-trade and on-trade initiatives. Off-trade initiatives comprise mass media vehicles, such as television, radio, magazines, internet websites, social media and influencers. On-trade initiatives include banners, and all types of enhancements to the point of sale, such as branded coolers and decorated furniture.

Licenses

Pepsi

We have a long-term agreement with PepsiCo whereby we have been granted the exclusive right to bottle, sell and distribute certain brands of PepsiCo’s portfolio of CSDs in Brazil, including Pepsi, Pepsi Black, Gatorade, H2OH!, and Lipton Iced Tea. We are also, through our subsidiaries, PepsiCo’s bottler for Argentina, Canada, Uruguay, Bolivia, Panama and Dominican Republic. In 2025, sales volumes of PepsiCo products represented approximately 39% of our total NAB sales volumes in Brazil, 42% of our total NAB sales volumes in the Dominican Republic and 99% of our NAB sales volumes in Argentina, 93% of our NAB sales volumes in Bolivia, 98% of our NAB sales volumes in Uruguay and 23% of our NAB sales volumes in Panama.

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

Effective January 1998, Labatt entered into long-term licensing agreements with ABI whereby Labatt was granted the exclusive right and license to manufacture, bottle, sell, distribute and market some of ABI’s brands, including the Budweiser, Bud Light, Busch and Busch Light brands, in Canada, including the right to use ABI’s trademarks for those purposes. The agreements expire in January 2098 and are renewable by either party for a second term of 100 years. According to our estimates, the Budweiser brand is currently the largest selling brand, while Bud Light is the third largest selling brand, in Canada in terms of volume. In 2025, Budweiser, Bud Light, Busch and Busch Light represented, in aggregate, approximately 49% of Labatt’s total beer sales volumes

Stella Artois, Beck’s and Brahma

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

Corona and Modelo

We have supply agreements with Grupo Modelo, S. de R.L. de C.V. (“Cervecería Modelo” - formerly Grupo Modelo, S.A.B. de C.V.), a subsidiary of ABI, to produce, import, and resell Corona products (Corona Extra, Corona Light, Coronita, Corona Cero, Modelo Especial, Pacifico and Negra Modelo) in Brazil, Argentina, Chile and other Latin America countries as well as to import and domestically produce certain of these products, including Modelo Especial, in Canada.

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

Michelob and Goose Island

We also have certain other agreements which allows us to sell and distribute Michelob Ultra, Michelob, and Goose Island in Brazil, Argentina, Chile, Uruguay, Paraguay, Guatemala, Dominican Republic, Panama, Costa Rica, and certain other countries in CAC, as well as in Canada.

Cutwater and NÜTRL

We also have licensing agreements that allow us to produce, promote, advertise and sell Cutwater in Canada, and that allow ABI to produce, promote, advertise and sell NÜTRL in the United States.

Can supply

We have ABI’s subsidiary, Metal Container Corporation, as one of our main can suppliers.

Taxation

Changes to Brazilian Taxes on Beverages

In 2024, the States of Maranhão, Rio Grande do Norte, Piauí and Alagoas increased their ICMS Value-Added Tax rate applicable to soft drinks (increases of up to 4%), with effects from early 2025 on. In 2025, the State of Alagoas increased their ICMS Value-Added Tax rate to soft drinks (increases of 1.5%), with effects from early 2026 on.

The Brazilian consumption tax reform was approved in December 2023, and, consequently, potentially relevant changes will likely arise in relation to the Brazilian taxation applicable on beverages in the coming years, including, the imposition of an excise tax (IS) on alcoholic beverages and sugary drinks in addition to the dual-VAT (IBS and CBS). The tax reform also eliminates all indirect tax incentives currently applicable, preserving only certain specific benefits as the Manaus Free Trade Zone. Considering the reform is still pending a series of definitions, especially tax rates definition, we cannot anticipate the impact on our operations with any precision as of the date of this annual report on Form 20-F. However, changes may be significant and could have negative consequences on our results of operations.

C. Organizational Structure

Our controlling shareholder, ABI, indirectly held shares in us representing 62.3% of our total and voting capital stock (excluding treasury shares) as of December 31, 2025. In addition, ABI together with FAHZ held in aggregate approximately 72.6% of our total and voting capital stock (excluding treasury shares) as of December 31, 2025.

ABI has a majority control over Ambev, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

We conduct the bulk of our operations in Brazil directly. We also indirectly control Labatt and the operations conducted by our CAC and Latin America South units. The following chart illustrates the ownership structure of our principal subsidiaries as of December 31, 2025, based on total share capital owned.

C. Organizational Structure

D. Property, Plant and Equipment

Our properties consist primarily of brewing, soft drink production, malting, bottling, distribution and office facilities in the countries where we operate.

As of December 31, 2025, our aggregate beer and non-alcoholic beverages production capacity was 233 million hectoliters per year. In 2025, the total production at the facilities set forth below was equal to 171 million hectoliters.

The following is a list of our main production facilities as of December 31, 2025:

Brazil
Plant	Type of Plant
Almirante Tamandaré, Paraná	Soft Drinks
Anápolis, Goiás	Mixed
Aquiraz, Ceará	Mixed
Camaçari, Bahia	Mixed
Cuiabá, Mato Grosso	Mixed
Estância, Sergipe	Mixed
Guarulhos, São Paulo	Beer
Itapissuma, Pernambuco	Mixed
Jacareí, São Paulo	Beer
Jaguariúna, São Paulo	Mixed
Juatuba, Minas Gerais	Mixed
Jundiai, São Paulo	Soft Drinks
Lages, Santa Catarina	Beer
Cachoeiras de Macacu, Rio de Janeiro	Mixed
Manaus, Amazonas	Mixed
Pirai, Rio de Janeiro	Mixed
Ponta Grossa, Paraná	Beer
Rio de Janeiro, Rio de Janeiro	Mixed
São Luís, Maranhão	Beer
Sapucaia do Sul, Rio Grande do Sul	Soft Drinks
Sete Lagoas, Minas Gerais	Mixed
Teresina, Piauí	Mixed
Uberlândia, Minas Gerais	Beer
Viamão, Rio Grande do Sul	Mixed
Crown Manaus, Amazonas	Crown Cap
Glass Rio, Rio de Janeiro	Glass Bottles
Label São Paulo, São Paulo	Labels
Malt. Navegantes, Rio Grande do Sul	Malt
Malt. Passo Fundo, Rio Grande do Sul	Malt
Cans Minas, Minas Gerais	Cans
SAZ Zitec Research Pilot Brewery, Rio de Janeiro	Research Plant
Colorado, São Paulo	Beer
Bohemia, Rio de Janeiro	Beer
SD Aromas, Manaus	Soft Drinks Kits
Agudos, São Paulo	Beer
Carambeí, Paraná Glass Bottles	Glass Bottles

CAC
Plant	Type of Plant
Ambev Centroamerica, Guatemala	Beer
Santo Domingo, Dominican Republic	Mixed
Hato Nuevo, Dominican Republic	Mixed
Cuba	Mixed
Panama	Mixed

Latin America South
Plant	Type of Plant
Acheral, Argentina	Beer
Cordoba, Argentina	Soft Drinks
Corrientes, Argentina	Mixed
Manantial, Argentina	Soft Drinks
Mendoza, Argentina	Mixed
Pompeya, Argentina	Soft Drinks
Quilmes, Argentina	Beer
Zárate, Argentina	Beer
Cerveceria Argentina, Argentina	Beer
Cochabamba, Bolivia	Beer
El Alto, Bolivia	Soft Drinks
Huari, Bolivia	Beer
La Paz, Bolivia	Beer
Sacaba, Bolivia	Soft Drinks
Santa Cruz, Bolivia	Beer
Santiago, Chile	Beer
Ypane, Paraguay	Beer
Minas, Uruguay	Beer
Montevideo, Uruguay	Mixed
Malt. Pampa, Argentina	Malt
Crown Coroplas, Argentina	Crown Cap
Malt Tres Arroyos, Argentina	Malt
Can Oruro, Bolivia	Cans
Glass Ypane, Paraguay	Glass Bottles
Malt Nueva Palmira, Uruguay	Malt
Malt Paysandu, Uruguay	Malt
Hop Fernandez Oro, Argentina	Hops Pellets
Zarate Research Pilot Brewery, Argentina	Research Plant
Patagonia, Argentina	Beer
Dante Robino, Argentina	Wine
Tarija, Bolivia	Beer

Canada
Plant	Type of Plant
St. John’s	Beer
Halifax	Beer
Montreal	Beer/RTD
London	Beer/RTD
Edmonton	Beer/RTD
Creston	Beer
Mill Street	Beer/Spirits
Turning Point	Beer/RTD/Cider
Archibald	Beer
Alexander Keith’s	Beer
Banded Peak	Beer
Stanley Park	Beer
Lacroix	Cider

Item 4A.	UNRESOLVED STAFF COMMENTS

Not applicable.

69

ITEM 5.	Operating and Financial Review and Prospects

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

We have prepared our audited consolidated financial statements as of December 31, 2025, and 2024, and for the three years ended December 31, 2025, in Brazilian reais and in accordance with IFRS as issued by the IASB.

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

The economic environment remained challenging for our operations throughout the last three years. The Brazilian GDP, as published by the Brazilian Institute of Geography and Statistics (“IBGE”), increased by 3.4% and 3.2% in 2024 and 2023, respectively. In the nine months ended September 30, 2025, the Brazilian GDP increased by 2.4% compared to the same period in 2024. The rate of growth of Brazilian GDP has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

In addition, consumption of beer, other alcoholic beverages and soft drinks in many of the jurisdictions in which we operate, including Brazil, is closely linked to general economic conditions, such that levels of consumption tend to rise during periods of rising per capita income and to fall during periods of declining per capita income. Consumption of beer and other alcoholic and non-alcoholic beverages also varies in accordance with changes in disposable income, e.g., as a result of the level of Brazilian unemployment. As of December 31, 2025, Brazilian unemployment, as measured by the monthly National Household Sample Survey (Pesquisa Nacional por Amostra de Domicílios Contínua), published by the IBGE, was 5.1%, compared to 6.8% as of December 31, 2024, and 7.8% as of December 31, 2023. As with GDP, the level of Brazilian unemployment has a direct effect on consumer demand, which we believe affects demand for our products and services and, consequently, our net operating revenue.

The following table sets forth data on real GDP growth, unemployment, inflation and interest rates, and the U.S. dollar exchange rate for the indicated periods:

	As of and for the year ended December 31,
	2025	2024	2023

GDP growth (%) (1)	2.4*	3.4	3.2
Unemployment (%) (2)	5.1	6.8	7.8
Inflation (IGP-M) (%) (3)	(1.1)	6.5	(3.2)
Inflation (IPCA) (%) (4)	4.3	4.8	4.6
CDI (%) (5)	14.3	10.8	13.0
(Depreciation) appreciation of the real against the U.S. dollar (%)	11.1	(27.9)	7.2
Exchange rate (closing) of the real to the U.S. dollar (6)	5.5024	6.1923	4.8413
Average exchange rate the real to the U.S. dollars (6) *For the nine months ended September 30, 2025.	5.5879	5.3895	4.9950

(1)	Source: IBGE
(2)	Source: IBGE
(3)	Source: Fundação Getulio Vargas - FGV.
(4)	Source: IBGE.
(5)	Source: Brazilian Central Bank.
(6)	Source: Brazilian Central Bank.

Inflation Impacts

In 2025, Brazilian inflation, as measured by the General Market Price Index (Índice Geral de Preços - Mercado, or “IGP-M”), published by Fundação Getulio Vargas (“FGV”), a private organization, was a deflation of 1.1%, compared to an inflation of 6.5% during 2024 and a deflation of 3.2% during 2023. In 2025, Brazilian inflation, as measured by the Broad Consumer Price Index (Índice Nacional de Preços ao Consumidor Ampliado, or “IPCA”), published by the IBGE, was 4.3%, compared to 4.8% during 2024 and 4.6% during 2023.

Inflation impacts our operations in several ways. Mainly, inflation can increase the cost of raw materials, labor, and operational expenses, causing us to encounter pressure on our gross and profit margins. Furthermore, elevated inflation diminishes consumers’ purchasing power and alters their spending patterns. As prices escalate, consumers may exhibit greater sensitivity to pricing, sometimes prioritizing essential goods over discretionary items such as beverages. This change in consumer behavior not only can impact our sales volumes and revenue, but also necessitates cautious pricing strategies amidst rising costs. Addressing these intertwined challenges demands us to adopt a vigilant approach to cost and expenses management and pricing strategies. Over the years we have consistently evaluated and enhanced our supply chain efficiency, explored alternative sourcing arrangements, and implemented targeted cost-containment measures to mitigate the effects of inflation on our cost structure. Concurrently, we closely monitor shifts in consumer preferences and market dynamics to tailor our product offerings and marketing strategies accordingly. By proactively managing these factors, we endeavor to navigate the uncertainties associated with inflation and sustain our business performance in the Brazilian market. Considering the existing inflationary pressures, our Brazilian operations may be impacted by one or a combination of the following factors arising from, or related to, inflation and our efforts to combat inflation:

•	Price adjustment: in an effort to sustain our profitability margins, we may pass on to consumers higher production costs driven by inflation, including higher costs for beverage production, packaging materials, transportation, and other operational expenses, via price increase to our consumers.

•	Inflation-linked contracts: we may enter into inflation-linked contracts where prices are adjusted periodically based on an inflation index, such as the IPCA or IGP-M indexes used in Brazil, and PPI (Producer Price Index) for United States such as our contracts for packaging materials and malt.

•	Increased labor costs: Inflation can also lead to higher labor costs for us, both for the wages of our employees as well as third-party service providers. Our employees may negotiate higher wages or demand cost-of-living adjustments to cope with rising prices. Additionally, third-party service providers, such as logistics companies and maintenance contractors, may increase their rates to offset inflationary pressures.

For further quantification and other information regarding inflation impacts on our results of operations, see our discussions below under “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Financial Data by Business Segment—Cost of Sales” and “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Selected Financial Data by Business Segment—Commercial, Distribution and Administrative Expenses” for the year ended December 31, 2025 compared to the year ended December 31, 2024 and for the year ended December 31, 2024 compared to the year ended December 31, 2023. Our results of operations are affected by changes in the exchange rates of the real against the U.S. dollar. During 2025, the real appreciated against the U.S. dollar by 11.1%, following a depreciation of 27.9% in 2024 and an appreciation of 7.2% during 2023. The depreciation of the real against the U.S. dollar may create inflationary pressures in Brazil, particularly in the category of food products. In periods of significant inflation, we may not be able to pass through our increased cost of goods to our customers to our customers and demand for our products may contract.

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

	Fiscal year ended December 31,
	2025	2024	2023
	(inter-annual data)

GDP (%) (1)	5.2*	(1.7)	(2.5)
Unemployment (%)(2)	6.6*	8.2	7.4
Inflation (IPIM) (%) (3)	26.2	67.1	276.4
Inflation (CPI) (%)(4)	31.5	117.8	211.4
Depreciation of the Peso against the U.S. dollar (%)	41	28	351
Average exchange rate per USD 1.00 (5)	ARS 1455	ARS 916.75	ARS 808.25

*As of and for the nine months ended September 30, 2025.
(1)	Represents annual growth of the year end GDP at constant prices (2004). Source: INDEC
(2)	Source: INDEC.
(3)	IPIM (Índice de Precios Internos al por Mayor) is the wholesale price index as measured by the Argentine Ministry of Treasury. Source: INDEC
(4)	Source: INDEC
(5)	Represents average of the selling and buying exchange rate quoted by Banco de la Nación Argentina as of December 31.

Argentine GDP increased by 5.2% in 2025, compared to a decrease of 1.7% in 2024, and a decrease of 2.5% in 2023. As of September 30, 2025, the unemployment rate was at 6.6% of the country’s economically active population, compared to 8.2% as of December 31, 2024, and 7.4% as of December 31, 2023.

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

	Consumer price index	Wholesale price index
Fiscal year ended December 31,	(inter-annual data)
2023	211.4%	276.4%
2024	117.8%	67.1%
2025	31.5%	26.2%

Increases in the rate of inflation are likely to have an adverse effect on our operations. Higher inflation may lead to an increase in the prices we charge our consumers for our products and services, which may ultimately reduce our sales volume. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Other Countries in Which We Operate—Continuing high rates of inflation in Argentina may have an adverse effect on the economy and our business, financial condition and results of operations.”

Inflation in Argentine and our efforts to combat such inflation mainly impact our operations through:

•	Price adjustments: in an effort to sustain our profitability margins, we may pass on to consumers higher production costs driven by inflation, including higher costs for beverage production, packaging materials, transportation, and other operational expenses, via price increase to our consumers.

•	Inflation-linked contracts: we may enter into inflation-linked contracts where prices are adjusted periodically based on an inflation index, such as the Consumer Price Index (mostly CPI or PIM indexes are used in Argentina), such as our contracts for packaging materials and malt.

•	Increased labor costs: inflation can also lead to higher labor costs for us, both for the wages of our employees as well as third-party service providers. Our employees may negotiate higher wages or demand cost-of-living adjustments to cope with rising prices. Additionally, third-party service providers, such as logistics companies and maintenance contractors, may increase their rates to offset inflationary pressures.

In accordance with IAS 29 and IAS 21, we make certain accounting adjustments to reflect the hyperinflationary environment in Argentina, mainly requiring us to restate the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in Argentina for the change in the general purchasing power of the local currency, using official indices before converting the local amounts at the closing rate of the period. In 2025, one of the main effects of the hyperinflation accounting for our Argentine operations was a negative impact of R$420.7 million in net revenue.

Impact of Tax Credits

Corporate Income Taxes Recovery–SELIC interest upon the recovery of taxes

On September 24, 2021, the STF ruled, with binding effects, that the levy of IRPJ and CSLL (Brazilian income taxes) on amounts received by taxpayers due to the application of the SELIC rate on the refund of overpaid taxes is unconstitutional.

We have ongoing judicial proceedings on this subject. Based on the binding decision issued by STF and on the analysis of our external counsels, we assessed as probable the chances of such tax treatment being granted with regards to the recognition of the Company’s right to recover/offset the amount of IRPJ and CSLL calculated and paid over the SELIC interest earned upon the refund of taxes accounted in the period between 2006 and 2023, as well as the exclusion of amounts of this nature in the calculation of IRPJ/CSLL taxable basis. As of December 2025, we have R$601.8 million in tax credits corresponding to IRPJ and CSLL taxes unduly paid over SELIC interest earned on tax refunds that were recorded in 2021 and 2022, which cannot be used for offsetting until judicial proceedings are concluded on this matter.

Business Segments

We conduct our direct operations through four business segments as follows:

•	Brazil: Beer sales division and NAB sales division.
•	Central America and the Caribbean (CAC): Dominican Republic, Cuba, Guatemala and Panama.
•	Latin America South (LAS): Argentina, Bolivia, Paraguay, Uruguay and Chile.
•	Canada: Labatt’s operations in Canada.

Our chief operating decision maker uses income from operations as the main measure of segment profitability.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2025	2024	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	175,829.2	181,920.5	(3.3)%
Net sales	88,242.5	89,452.7	(1.4)%
Net revenue per hectoliter—R$/hl	501.9	491.7	2.1%
Cost of sales	(42,864.1)	(43,615.1)	(1.7)%
Gross profit	45,378.3	45,837.6	(1.0)%
Gross margin (%)	51.4%	51.2%	20bps
Commercial and distribution expenses	(19,277.0)	(20,191.3)	(4.5)%
Administrative expenses	(5,862.9)	(6,201.1)	(5.5)%
Other operating income/(expenses)	2,435.9	2,457.3	(0.9)%
Exceptional items	643.3	(100.8)	(738.2)%
Income from operations	23,317.6	21,801.7	7.0%
Operating margin (%)	26.4%	24.4%	200bps
Net income	15,988.4	14,847.0	7.7%
Net margin (%)	18.1%	16.6%	150bps

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025	2024
	(%)	(%)
Net sales	100	100.0
Cost of sales	(48.6)	(48.8)
Gross profit	51.4	51.2
Commercial and distribution expenses	(21.8)	(22.6)
Administrative expenses	(6.6)	(6.9)
Other operating income/(expenses)	2.8	2.7
Exceptional items	0.7	(0.1)
Income from operations	26.4	24.4

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2025 and 2024:

	Year Ended December 31,
	2025					2024
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	49,030.8	10,963.9	17,988.3	10,259.5	88,242.5	48,605.3	11,023.7	19,829.7	9,993.9	89,452.7
Cost of sales	(24,254.9)	(5,022.2)	(9,263.8)	(4,323.3)	(42,864.1)	(23,809.3)	(5,076.2)	(10,460.4)	(4,269.2)	(43,615.1)
Gross profit	24,775.9	5,941.7	8,724.5	5,936.3	45,378.3	24,796.0	5,947.5	9,369.3	5,724.7	45,837.6
Commercial, distribution and administrative expenses	(14,661.7)	(2.070,2)	(4,772.9)	(3,635.1)	(25,139.9)	(15,160.4)	(2,209.9)	(5,416.0)	(3,606.2)	(26,392.4)
Other operating income/ (expenses)	2.370,8	(22.2)	94.4	(7.1)	2,435.9	2,415.8	(13.5)	45.8	9.2	2,457.3
Exceptional items	(36.1)	824.7	(120.2)	(25.2)	643.3	(16.2)	(9.8)	(51.6)	(23.2)	(100.8)
Income from operations	12,448.9	4,674.0	3,925.9	2,268.9	23,317.6	12,035.2	3,714.3	3,947.6	2,104.5	21,801.7

Net Sales

Net sales decreased by 1.4% in 2025, to R$88,242.5 million from R$89,452.7 million in 2024, as a consequence of a 3.3% decrease in volumes sold, partially offset by a 2.1% growth in net revenue per hectoliter, as shown in the tables set forth below.

	Net Sales Year Ended December 31,
	2025	2024
	Sales	% of Total	Sales	% of Total	% Change
	(in R$ million, except percentages)
Brazil	49,030.8	55.6%	48,605.3	54.3%	0.9%
Beer Brazil	40,230.6	45.6%	40,220.2	45.0%	0.0%
NAB	8,800.1	10.0%	8,385.2	9.4%	4.9%
CAC	10,963.9	12.4%	11,023.7	12.3%	(0.5)%
Latin America South	17,988.3	20.4%	19,829.7	22.2%	(9.3)%
Canada	10,259.5	11.6%	9,993.9	11.2%	2.7%
Total	88,242.5	100.0%	89,452.7	100.0%	(1.4)%

	Sales Volumes Year Ended December 31,
	2025		2024
	Volume	% of Total	Volume	% of Total	% Change
	(in thousands of hectoliters, except percentages)
Brazil	123,008.9	70.0%	128,320.2	70.5%	(4.1)%
Beer Brazil	89,394.5	50.8%	93,634.6	51.5%	(4.5)%
NAB	33,614.4	19.1%	34,685.6	19.1%	(3.1)%
CAC	12,035.8	6.8%	12,408.6	6.8%	(3.0)%
Latin America South	32,162.3	18.3%	32,447.6	17.8%	(0.9)%
Canada	8,622.2	4.9%	8,744.1	4.8%	(1.4)%
Total	175,829.2	100.0%	181,920.5	100.0%	(3.3)%

	Net Revenue per Hectoliter Year Ended December 31,
	2025	2024	% Change
	(in R$, except percentages)
Brazil	398.6	378.8	5.2%
Beer Brazil	450.0	429.5	4.8%
NAB	261.8	241.7	8.3%
CAC	910.9	888.4	2.5%
Latin America South	559.3	611.1	(8.5)%
Canada	1,189.9	1,142.9	4.1%
Total	501.9	491.7	2.1%

Brazilian Operations

Total net sales from our Brazilian operations increased by 0.9% in 2025, to R$49,030.8 million from R$48,605.3 million in 2024.

Net sales of beer in Brazil remained broadly stable in 2025, to R$40,230.6 million from R$40,220.2 million in 2024. This was primarily driven by 4.8% increase in net revenue per hectoliter, reflecting the implementation of strategic revenue management initiatives, being offset by a 4.5% decrease in volume sold given a softer industry environment, mainly impacted by adverse weather conditions and pressure on consumer purchasing power.

Net sales of NAB in Brazil increased by 4.9% in 2025, to R$8,800.1 million from R$8,385.2 million in 2024. This variation reflects a 3.1% decrease in volume sold, coupled with an 8.3% increase in net revenue per hectoliter in 2025. Volume declines reflected contraction in regular CSDs amid a softer consumption environment, while net revenue per hectoliter increased due to disciplined revenue management and a favorable mix, including continued growth in no-sugar products.

CAC Operations

Net sales from our CAC operations decreased by 0.5% in 2025, to R$10,963.9 million from R$11,023.7 million in 2024. This variation reflects a 3.0% decrease in volume sold, partially offset by a 2.5% increase in net revenue per hectoliter in 2025. Volume softness was driven mainly by weaker trends in Dominican Republic beer (including weather disruptions during the year) and Panama beer industry contraction, while net revenue per hectoliter benefited from revenue management and mix initiatives, partly offset by country mix headwinds.

Latin America South Operations

Net sales from our Latin America South operations decreased by 9.3% in 2025, to R$17,988.3 million from R$19,829.7 million in 2024. This variation is a consequence of a 0.9% decrease in volume sold, coupled with an 8.5% decrease in net revenue per hectoliter in 2025. The topline decline primarily reflects continued challenging consumer environment in Argentina as well as adverse currency translation effects on reported results.

Canada Operations

Net sales from our Canadian operations increased by 2.7% in 2025, to R$10,259.5 million from R$9,993.9 million in 2024. This variation reflects a 1.4% decrease in volume sold, coupled with a 4.1% increase in net revenue per hectoliter in 2025. The increase in net revenue per hectoliter was primarily driven by revenue management initiatives and favorable channel mix (including benefits from Ontario expansion), as well as improved brand mix led by premium and RTDs.

Cost of Sales

Cost of sales decreased by 1.7% in 2025, to R$42,864.1 million from R$43,615.1 million in 2024. As a percentage of our net sales, total cost of sales decreased to 48.6% in 2025 from 48.8% in 2024.

The table below sets forth information on cost of sales per hectoliter for the periods presented:

	Cost of Sales per Hectoliter Year Ended December 31,
	2025	2024	% Change
	(in R$, except percentages)
Brazil	197.2	185.5	6.3%
Beer Brazil	216.8	205.9	5.3%
NAB	145.0	130.5	11.1%
CAC	417.3	409.1	2.0%
Latin America South	288.0	322.4	(10.7)%
Canada	501.4	488.2	2.7%
Total	243.8	239.7	1.7%

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 1.9% in 2025, to R$24,254.9 million from R$23,809.3 million in 2024. On a per hectoliter basis, our Brazilian operations’ cost of sales increased by 6.3% in 2025, to R$197.2 per hectoliter from R$185.5 per hectoliter in 2024.

Cost of sales for our Brazilian beer operations increased by 0.5% in 2025, to R$19,380.5 million from R$19,282.3 million in 2024, with cost of sales per hectoliter growing by 5.3% (R$216.8 in 2025 versus R$205.9 in 2024), mainly explained by higher foreign exchange and commodity costs, particularly packaging inputs such as aluminum, as well as unfavorable brand mix and higher unitary costs from lower volumes, partially offset by cost efficiencies and our hedging strategy timing throughout the year.

Cost of sales for our Brazilian NAB segment increased by 7.7% in 2025, to R$4,874.4 million from R$4,526.9 million in 2024, with the cost of sales per hectoliter growing by 11.1% (R$145.0 in 2025 versus R$130.5 in 2024), mainly as result of foreign exchange impacts and higher packaging and input costs, including PET, as well as higher costs associated with single serve mix and operational deleverage due to lower volumes.

CAC Operations

Cost of sales for our CAC operations decreased by 1.1% in 2025, to R$5,022.2 million from R$5,076.2 million in 2024, with the cost of sales per hectoliter growing by 2.0% (R$417.3 in 2025 versus R$409.1 in 2024), mainly driven by input cost inflation pressures across the region, partially offset by operating efficiencies that helped mitigate the cost pressures.

Latin America South Operations

Cost of sales for our Latin America South operations decreased by 11.4% in 2025, to R$9,263.8 million from R$10,460.4 million in 2024, with the cost of sales per hectoliter decreasing by 10.7% (R$288.0 in 2025 versus R$322.4 in 2024), mainly due to lower volumes and foreign exchange impacts.

Canada Operations

Cost of sales for our Canadian operations increased by 1.3% in 2025, to R$4,323.3 million from R$4,269.2 million in 2024, with the cost of sales per hectoliter increasing by 2.7% (R$501.4 in 2025 versus R$488.2 in 2024), due to commodity and foreign exchange headwinds as well as general inflation.

Gross Profit

As a result of the foregoing, gross profit decreased by 1.0% in 2025, to R$45,378.3 million from R$45,837.6 million in 2024. The table below sets forth the contribution of each business segment to our consolidated gross profit:

	Gross Profit
	2025			2024
	Amount	% of Total	Margin	Amount	% of Total	Margin
	(in R$ million, except percentages)
Brazil	24,775.9	54.6%	50.5%	24,796.0	54.1%	51%
Beer Brazil	20,850.2	45.9%	51.8%	20,937.8	45.7%	52%
NAB	3,925.7	8.7%	44.6%	3,858.2	8.4%	46%
CAC	5,941.7	13.1%	54.2%	5,947.5	13.0%	54%
Latin America South	8,724.5	19.2%	48.5%	9,369.3	20.4%	47%
Canada	5,936.3	13.1%	57.9%	5,724.7	12.5%	57%
Total	45,378.3	100.0%	51.4%	45,837.6	100.0%	51%

Commercial, Distribution and Administrative Expenses

Our commercial, distribution and administrative expenses decreased by 4.7% in 2025, to R$25,139.9 million from R$26,392.4 million in 2024. An analysis of commercial and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total commercial, distribution and administrative expenses in Brazil decreased by 3.3% in 2025, to R$14,661.7 million from R$15,160.4 million in 2024.

Commercial, distribution and administrative expenses for our Brazilian beer operations decreased by 3.3% in 2025, to R$12,427.4 million from R$12,849.6 million in 2024, primarily due to lower distribution expenses (driven by lower volumes and a higher weight of third-party distributors) and lower administrative expenses (mainly from lower variable compensation accruals), partially offset by continued commercial investments.

Commercial, distribution and administrative expenses for the NAB segment in Brazil decreased by 3.3% in 2025, to R$2,234.4 million from R$2,310.8 million in 2024, mainly due to lower distribution expenses (driven by lower volumes) and lower administrative expenses (mainly from lower variable compensation accruals).

CAC Operations

Commercial, distribution and administrative expenses for our CAC operations decreased by 6.3% in 2025, to R$2,070.2 million from R$2,209.9 million in 2024, mainly due to lower distribution expenses (reflecting lower volumes) and administrative savings driven by lower variable compensation accruals.

Latin America South Operations

Commercial, distribution and administrative expenses for our Latin America South operations decreased by 11.9% in 2025, to R$4,772.9 million from R$5,416.0 million in 2024, driven mainly by the impact of Argentina’s macro dynamics on our reported figures, partially offset by continued sales and marketing investments.

Canada Operations

Commercial, distribution and administrative expenses for our Canadian operations increased by 0.8% in 2025, to R$3,635.1 million from R$3,606.2 million in 2024, driven mainly by higher sales and marketing investments, partially offset by distribution network efficiencies and administrative savings.

Other Operating Income (Expense)

Other operating income decreased by 0.9% in 2025, to R$2,435.9 million from R$2,457.3 million in 2024. This result is mainly explained by lower sales volumes.

Exceptional Items

Exceptional items improved by R$744.1 million in 2025, to a net income of R$643.3 million from an expense of R$100.8 million in 2024. The exceptional items recorded in 2025 were mainly due to restructuring expenses related to organizational improvements, resizing initiatives, and digitalization efforts within the Company, as well as to the results from the sale of a subsidiary in CAC, while in 2024 our exceptional expenses were mainly due to restructuring expenses primarily related to organizational alignments as a result of operational improvements, sizing and digitalization efforts in Brazil, LAS, CAC and Canada.

Income from Operations

As a result of the foregoing, income from operations increased by 7.0% in 2025, to R$23,317.6 million from R$21,801.7 million in 2024.

Net Finance Result

Our net finance result increased by 72.6% in 2025, to an expense of R$4,001.7 million from an expense of R$2,318.2 million in 2024. This result is mainly explained by (i) higher losses on non-derivative instruments, largely from USD purchases and foreign exchange variation losses (including Bolivia), (ii) higher losses on derivative instruments mainly because the cost of holding foreign exchange hedge positions in Brazil increased (higher foreign exchange carry costs means higher rate differential between Fed Funds and Selic Rate over the year) and (iii) lower interest income, mainly driven by lower BADLAR and currency devaluation in Argentina.

Our total debt, including current and non-current interest-bearing loans and borrowing, decreased by R$65.8 million in 2025, while our cash and cash equivalents and current investment securities less bank overdrafts decreased by R$9,517.7 million in 2025.

Income Tax Expense

Our consolidated income tax and social contribution on profits totaled an expense of R$3,433.2 million in 2025 from R$4,640.4 million in 2024. The effective tax rate in 2025 was 17.7%, compared to 23.8% in the previous year. Such decrease in our effective tax rate in 2025 was primarily due to the sale of our subsidiary in CAC, partial reversal of a tax liability recognized in connection with the Brazilian 2017 Amnesty Program and certain income tax incentives.

Net Income

As a result of the foregoing, net income increased by 7.7% in 2025, to R$15,988.4 million from R$14,847.0 million in 2024.

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

The table below sets forth certain of our operating highlights for the years presented:

	Consolidated Financial Highlights
	2024	2023	% Change
	(in R$ million, except volume amounts, percentages and per share amounts)
Sales volume—’000 hectoliters	181,920.5	183,659.0	(0.9)%
Net sales	89,452.7	79,736.9	12.2%
Net revenue per hectoliter—R$/hl	491.7	434.2	13.3%
Cost of sales	(43,615.1)	(39,291.6)	11.0%
Gross profit	45,837.6	40,445.3	13.3%
Gross margin (%)	51.2%	50.7%	50 bps
Commercial and distribution expenses	(20,191.3)	(18,163.1)	11.2%
Administrative expenses	(6,201.1)	(5,273.7)	17.6%
Other operating income/(expenses)	2,457.3	2,028.9	21.1%
Exceptional items	(100.8)	(206.4)	(51.2)%
Income from operations	21,801.7	18,831.1	15.8%
Operating margin (%)	24.4%	23.6%	80 bps
Net income	14,847.0	14,960.4	(0.8)%
Net margin (%)	16.6%	18.8%	-220 bps

Margin Analysis

The following table sets forth certain line items of our income statement expressed as percentages of net sales for the years ended December 31, 2024 and 2023:

	Year Ended December 31,
	2024	2023
	(%)	(%)
Net sales	100.0	100.0
Cost of sales	(48.8)	(49.3)
Gross profit	51.2	50.7
Commercial and distribution expenses	(22.6)	(22.8)
Administrative expenses	(6.9)	(6.6)
Other operating income/(expenses)	2.7	2.5
Exceptional items	(0.1)	(0.3)
Income from operations	24.4	23.6

Selected Financial Data by Business Segment

The following table sets forth selected financial data by business segment for the years ended December 31, 2024, and 2023:

	Year Ended December 31,
	2024					2023
	Brazil	CAC	LAS	Canada	Total	Brazil	CAC	LAS	Canada	Total
	(in R$ million)
Net sales	48,605.3	11,023.7	19,829.7	9,993.9	89,452.7	46,361.7	10,044.8	13,797.2	9,533.2	79,736.9
Cost of sales	(23,809.3)	(5,076.2)	(10,460.4)	(4,269.2)	(43,615.1)	(23,516.1)	(5,035.1)	(6,657.3)	(4,083.1)	(39,291.6)
Gross profit	24,796.0	5,947.5	9,369.3	5,724.7	45,837.6	22,845.6	5,009.7	7,139.9	5,450.1	40,445.3
Sales, marketing, distribution and administrative expenses	(15,160.4)	(2,209.9)	(5,416.0)	(3,606.2)	(26,392.4)	(14,468.8)	(1,931.2)	(3,463.8)	(3,573.0)	(23,436.8)
Other operating income/ (expenses)	2,415.8	(13.5)	45.8	9.2	2,457.3	1,892.5	26.3	95.0	15.1	2,028.9
Exceptional items	(16.2)	(9.8)	(51.6)	(23.2)	(100.8)	(137.8)	(17.9)	(47.6)	(3.1)	(206.4)
Income from operations	12,035.2	3,714.3	3,947.6	2,104.5	21,801.7	10,131.5	3,086.9	3,723.5	1,889.1	18,831.1

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

Brazilian Operations

Total net sales from our Brazilian operations increased by 4.8% in 2024, to R$48,605.3 million from R$46,361.7 million in 2023, with volumes growing 1.5% and reaching its historically highest level at 128 millions of hectoliters.

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

Brazilian Operations

Total cost of sales for our Brazilian operations increased by 1.2% in 2024, to R$23,809.3 million from R$23,516.1 million in 2023. On a per hectoliter basis, our Brazilian operations’ cost of sales decreased by 0.3% in 2024, to R$185.5 per hectoliter from R$186.0 per hectoliter in 2023.

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

Commercial, Distribution and Administrative Expenses

Our commercial, distribution and administrative expenses increased by 12.6% in 2024, to R$26,392.4 million from R$23,436.7 in 2023. An analysis of commercial and administrative expenses for each business segment is set forth below.

Brazilian Operations

Total commercial, distribution and administrative expenses in Brazil increased by 4.8% in 2024, to R$15,160.4 million from R$14,468.8 million in 2023.

Commercial, distribution and administrative expenses for our Brazilian beer operations increased by 4.9% in 2024, to R$12,849.6 million from R$12,247.3 million in 2023, primarily due to higher sales and marketing investments in our brands, which was partially offset by lower distribution expenses due to efficiencies resulting from a favorable channel mix (higher weight of third-party distributors sales, thus lower distribution expenses for us given that the distribution expense is a responsibility of the distributor).

Commercial, distribution and administrative expenses for the NAB segment in Brazil increased by 4.0% in 2024, to R$2,310.8 million from R$2,221.5 million in 2023, mainly due to higher commercial investments in our brands, which was partially offset by lower distribution expenses due to efficiencies resulting from a favorable channel mix (higher weight of third-party distributors sales, thus lower distribution expenses for us given that the distribution expense is a responsibility of the distributor).

CAC Operations

Commercial, distribution and administrative expenses for our CAC operations increased by 14.4% in 2024, to R$2,209.9 million from R$1,931.2 million in 2023. This increase was primarily driven by higher investments in sales and marketing to strengthen our brands, as well as rising distribution expenses due to volume growth and inflation. However, distribution costs grew at a slower pace than net revenue, contributing to margin expansion.

Latin America South Operations

Commercial, distribution and administrative expenses for our Latin America South operations increased by 56.4% in 2024, to R$5,416.0 million from R$3,463.8 million in 2023, driven mainly by general inflation over distributions and administrative expenses and higher commercial investments behind our brands.

Canada Operations

Commercial, distribution and administrative expenses for our Canadian operations increased by 0.9% in 2024, to R$3,606.2 million from R$3,573.0 million in 2023, driven mainly by lower variable expenses due to decline in volumes, inflation and depreciation of Brazilian real (BRL) against the Canadian dollar (CAD).

Other Operating Income (Expense)

Otheroperating income increased by 21.1% in 2024, to R$2,457.3 million from R$2,028.9 million in 2023. This result is mainly explained by higher VAT tax credits resulting from our footprint and production optimization.

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

Net Income

As a result of the foregoing, net income decreased by 0.8% in 2024, to R$14,847.0 million from R$14,960.4 million in 2023.

B.        Liquidity and Capital Resources

Sources and Uses

The information in this section refers to 2025 and 2024. Our primary sources of liquidity have historically been cash flows from operating activities and borrowings. Our material cash requirements include the following:

•	opex expenses, such as raw and packaging material, sales & marketing investments and overheads.
•	debt service.
•	capital expenditures.
•	payments of dividends and interest on shareholders’ equity.
•	increases in ownership of our consolidated subsidiaries or companies in which we have equity investments.
•	investments in businesses participating in the brewing, NAB and malting industries.
•	investments in businesses that address emerging consumer’s needs, such as Beyond Beer and technology platforms.

Our cash requirements from known contractual obligations within the next twelve months include:

•	Short-term debts and the current portion of long-term debts in the amount of R$174.1 million.
•	Lease liabilities in the amount of R$1,229.4 million.
•	Trade and other payables in the amount of R$37,499.8 million, which include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of less than one year.

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements.

Our long-term cash requirements under our various contractual obligations and commitments include:

•	Long-term debt in the amount of R$357.8 million.
•	Lease liabilities in the amount of R$2,608.4 million.
•	Trade and other payables in the amount of R$3,158.2 million, which include amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and charges, put options related to our participation in subsidiaries and other liabilities, except for related parties, with payment term of more than one year.

For more information see “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Borrowings” and Note 28 to our audited consolidated financial statements.

Our cash and cash equivalents and current investment securities on December 31, 2025, and 2024, were R$20,319.9 million and R$29,837.7 million.

We believe that cash flows from operating activities, available cash and cash equivalents and current investment securities, along with our derivative instruments and our access to borrowing facilities, will be sufficient to fund our capital expenditures, debt service and dividend payments going forward.

Cash Flows

Our financial guidelines focus on maximizing shareholders’ value while keeping financial flexibility to execute strategic projects, key enablers of our future growth. Therefore, our cash management policy pursues constant protection of our short and long-term liquidity while minimizing financials risks and volatility. The continuous search for our optimal capital structure enables us to quickly react to market distress and ensures our solid financial position while working together with our suppliers, wholesalers, customers and credit market.

Year Ended December 31, 2025 Compared to Year Ended December 31, 2024

Operating Activities

Cash flows generated in our operating activities decreased by 6.3% in 2025, to R$24,450.3 million from R$26,099.0 million in 2024, mainly as a result of losses in net working capital.

Cash flow generated in our operating activities before changes in working capital and provisions increased by 2.7% in 2025 as compared to 2024, bringing additional R$779.1 million, and the less efficient net working capital management resulted in a cash outflow of approximately R$1,616.0 million compared with last year, mostly driven by lower payables and higher receivables.

Investing Activities

Cash flows used in our investing activities decreased by 9.4% in 2025, to R$4,950.2 million from R$5,463.5 million in 2024, mainly explained by lower net acquisition of debt securities (less R$459.9 million when compared to 2024).

Financing Activities

Cash flows used in our financing activities increased by 158.6% in 2025, to R$26,771.5 million from R$10,352.0 million in 2024, mainly driven by higher payment of dividends to subsidiaries and associates (more R$16,407.1 million when compared to 2024)

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Operating Activities

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

Financing Activities

Cash flows used in our financing activities decreased by 35.8% in 2024, to R$10,352.0 million from R$16,115.2 million in 2023, mainly driven by lower distribution of dividends and interest on own capital paid partially offset by a higher purchase and sale of non-controlling interests.

The table below shows the profile of our debt instruments:

	Maturity Schedule of Debt Portfolio as of December 31, 2025
Debt Instrument	2026	2027	2028	2029	2030	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	150.9	153.2	73.1	51.5	199.9		628.5
Average Pay Rate	11.73%	11.73%	11.73%	11.73%	11.73%	%	%
Other Latin America Currency Fixed Rate
Average Pay Rate
US$ Fixed Rate	3.26	6.49
Average Pay Rate	2.39%	2.39%					9.7
US$ Floating Rate
Average Pay Rate
CAD Fixed Rate	127.7	80.1	52.8	42.3	11.9		314.8
Average Pay Rate	5.43%	5.43%	5.43%	5.43%	5.43%	%	%
CAD Floating Rate
Average Pay Rate
Reais Denominated Debt Floating Rate –TR:
Notional Amount	16.1	17.6	19.2	21.0	23.0		96.9
TR + Average Pay Rate	9.56%	9.56%	9.56%	9.56%	9.56%
Reais Debt – ICMS Fixed Rate:
Notional Amount	135.5	104.8	54.5	5.6		11.2	311.6
Average Pay Rate	2.87%	2.87%	2.87%	2.87%		2.87%
Reais Debt –Fixed Rate:
Notional Amount	734.0	510.1	399.7	132.8	78.6	170.2	2,025.4
Average Pay Rate	11.73%	11.73%	11.73%	11.73%	11.73%	11.73%
Reais Debt – Floating Rate:
Notional Amount
Average Pay Rate
Total Debt	1,167.3	872.2	599.3	253.2	313.5	181.4	3,386.9

Borrowings

Most of our borrowings are for general use, based upon strategic capital structure considerations. Although seasonal factors affect the business, they have little effect on our borrowing requirements. We accrue interest based on different interest rates, the most significant of which are: (1) the Taxa Referencial (“TR”), for Brazilian real estate receivables certificates (certificado de recebíveis imobiliários) and (2) fixed for international loans. For further information, see Note 23 of our audited consolidated financial statements.

The following table sets forth our net cash consolidated position as of December 31, 2025, and 2024:

	Net Cash Consolidated Position As of December 31
	2025			2024
	LC(1)	FC(2)	Total	LC(1)	FC(2)	Total
	(in R$ million)
Short-term debt	(885.5)	(281.8)	(1,167.3)	(932.3)	(344.1)	(1,276.4)
Long-term debt	(1,548.3)	(671.3)	(2,219.6)	(1,567.1)	(609.3)	(2,176.3)
Total	(2,433.8)	(953.1)	(3,386.9)	(2,499.4)	(953.4)	(3,452.7)
Cash and cash equivalents (net of bank overdrafts)			18,638.2			28,595.7
Current Investment securities			1,681.7			1,242.0
Net cash position			16,933.0			26,385.0

(1)	LC refers to our local currency indebtedness.
(2)	FC refers to our foreign currency indebtedness.

Short-term Debt

As of December 31, 2025, our short-term debt totaled R$1,167.3 million, 24.1% of which was denominated in foreign currencies. As of December 31, 2024, our short-term debt totaled R$1,276.4 million, 27.0% of which was denominated in foreign currencies.

Long-term Debt

As of December 31, 2025, our long-term debt totaled R$2,219.6 million, 30.2% of which was denominated in foreign currencies. As of December 31, 2024, our long-term debt totaled R$2,176.3 million, of which 28.0% was denominated in foreign currencies.

The table below shows a breakdown of our long-term debt by year:

As of December 31, 2025
Long-term Debt Maturity in:	(in R$ million)
2027	865.7
2028	599.3
2029 and Later	754.6
Total	2,219.6

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

As of December 31, 2025, our local currency long-term debt borrowings consisted primarily of lease liabilities (in accordance with IFRS 16) and loans from governmental agencies. Long-term local currency also includes long-term plant expansion and other loans from governmental agencies.

Surety Bonds

In the ordinary course of our business, we use surety bonds, letters of credit and similar financial instruments (e.g., bank products known as fiança bancária and/or seguro-garantia) to secure (i) the performance or payment of obligations under certain agreements and (ii) potential losses in connection with lawsuits. In case we are unable to obtain or renew these financial instruments under favorable conditions, or at all, we would be required to use our own cash to secure those agreements and lawsuits, which could adversely affect our liquidity position. For additional information on legal proceedings, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Legal Proceedings”.

Sales Tax Deferrals and Other Tax Credits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Tax benefit programs granted by various Brazilian states which may be in the form of presumed credits, tax rate reduction, calculation basis reduction, financing or subsidized loans, tax payment deferrals or partial reductions of tax payables. In return, we may be required to comply with certain conditions that vary by state and may include minimum tax collection, capital expenditures, production volumes, employment, among others. All of these conditions are included in specific agreements between Ambev and the state governments. If we fail to comply with the applicable conditions, the corresponding tax benefits may be reduced or withdrawn. The total amount deferred (financing) as of December 31, 2025, was R$312.0 million with a current portion of R$136.0 million, and R$176.0 million as non-current. In the years ended December 31, 2025, and 2024, we recorded R$3,485.2 million and R$3,243.1 million, respectively, of tax credits as gains on tax incentive programs.

Under the approved tax reform, the ICMS tax benefits currently applicable to us will generally be maintained until 2032, after which they will no longer apply. Between 2029 and 2032, such benefits will be proportionally reduced in line with the gradual reduction of ICMS rates as part of the transition to the IBS. In the case of ICMS tax benefits granted to foster industrial activities for a fixed term and subject to conditions, the tax reform provides for a compensation mechanism during the transition period. Under this mechanism, the reduction of such benefits between 2029 and 2032 may be reimbursed to taxpayers through a compensation fund (Fundo de Compensação de Benefícios Fiscais), provided that certain legal and regulatory conditions are met. Detailed rules governing this compensation mechanism and the fulfillment of the applicable conditions are still subject to further regulation.

Capital Investment Program

In 2025, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$4,590.5 million, consisting of R$3,045.2 million for our Brazil business segment, R$603.7 million for our CAC business segment, R$651.3 million related to investments in our Latin America South operations and R$290.2 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology, and investments related to the construction of a new glass manufacturing facility in the State of Paraná, Brazil. In 2024, consolidated capital expenditures on property, plant and equipment and intangible assets totaled R$4,749.1 million, consisting of R$2,838.0 million for our Brazil business segment, R$558.8 million for our CAC business segment, R$982.8 million related to investments in our Latin America South operations and R$369.5 million related to investments in Canada. These expenditures primarily included investments in capacity expansion, quality controls, automation, modernization and replacement of packaging lines, innovations, warehousing for direct distribution, coolers, expenditures for the replacement of bottles and crates, and continued investments in information technology.

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

C. Research and Development

Innovation has become one of the main pillars of our business and front and center to our commercial strategy and despite a detailed revision of our discretionary expenses in order to ensure our liquidity, research and development is and continues to be seen as fundamental for us to continue providing our consumers with innovations.

Since 2017, we maintain an innovation, research and development center called Zone Innovation and Technology Center (“ZITEC”) in the city of Rio de Janeiro, at the Universidade Federal do Rio de Janeiro (“UFRJ”). One of the main features of the development center is the prototype laboratory, which enables the creation of complete prototypes, supporting the process of creating new products. Another objective of the development center is to carry out studies of consumers’ perception and behavior, in order to capture future trends. ZITEC made it possible for Ambev to reduce the time to launch innovations, from eight to four months.

In 2023, we launched a new version within our Beats, the Beats Tropical, which has demonstrated strong results since its launch and continued as a popular choice during the 2024 carnival holiday in Brazil. In the non-alcoholic category, we reformulated Guaraná Antarctica Zero and launched the first non-alcoholic beer with added vitamin D in the world, Corona Cero. We also introduced Stella Pure Gold in 2023, our low-calorie gluten-free beer, which performed strongly. Our investment in innovation, research and development contributed to our brands winning 140 medals in various beer competitions around the world, including gold medals for Brahma Duplo Malte at the World Beer Awards and Antarctica Original at the Brussels Beer Challenge competition.

In 2024, we kept evolving our Balanced Choices portfolio, developing both non-alcoholic beer and low calories beer categories. Corona Cero was nationally expanded and became the first beer brand to sponsor the Olympic Games. Stella Pure Gold expanded participation both with the long neck expansion and the cans launch, already reaching 20% of parent brand volume. We also expanded packs for Corona, launching the cans and the 600 RGB bottle, which strengths the brand presence in On Trade POCs.

In 2025, we launched Baré Zero, Beats Green Mix, Beats Tomorrowland, Flying Fish, Guaraná Antarctica Zero com Fibras, Sukita Zero, full renovations of some of the prior products (i.e. Brahma 0,0%). We also increased the SKU diversity of our existing beverages and expanded the production of our premium beverages.

The investment made in the development center in the last three years was approximately R$130 million, including R$40.5 million in 2025, R$43.4 million in 2024 and R$44.8 million in 2023.

D. Trend Information

Consistent with 2025, our strategy for 2026 will continue to be built around our brands, innovation, technology and collaboration with our ecosystem.

We are in the final stages of implementing a long-term project which consists of a new version of our main ERP system—S4 Hana, a SAP platform—which will enable us to book all transactional data used in our Brazilian operations, which, if not successful, may subject us to adverse effects, increased costs associated with diminished productivity and operating inefficiencies. For further information on risks related to modifications and upgrades to our systems, see “Item 3. Key Information—D. Risk Factors— Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customers and business information, could disrupt our operations.”

Input cost pressures remained a headwind in 2025. Our average BRL/USD hedge rate for 2025 was 5.37, and aluminum hedged prices also represented a headwind compared to 2024. Although disciplined productivity initiatives partially mitigated these pressures.

Looking ahead to 2026, and assuming current FX and commodity hedge prices, we expect costs to increase relative to 2025, with an average BRL/USD hedge rate for 2026 of 5.50, and continued exposure to commodity volatility, particularly aluminum.

For detailed information regarding the latest trends in our business, see “Item 5. Operating and Financial Review and Prospects—A. Operating Results—Year Ended December 31, 2025 Compared to Year Ended December 31, 2024” and “Item 4. Information on the Company—B. Business Overview—Description of the Markets Where We Operate.”

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

A.        Directors and Senior Management

The Board of Directors oversees Ambev’s executive officers. The Board of Directors is currently comprised of ten effective members and two alternate members and provides the overall strategic direction of Ambev. Directors are elected at general shareholders’ meetings for a 3-year term, re-election being permitted. Day-to-day management is delegated to the executive officers of Ambev, of which there are currently 13, including the chief executive officer. The Board of Directors appoints executive officers for a three-year term, re-election being permitted. The Shareholders’ Agreement regulates the election of directors of Ambev. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement—Management of Ambev.”

Directors

The following table sets forth information with respect to the current directors of Ambev:

Board of Directors(1)
Name	Age	Position	Director Since	Term Expires
Michel Dimitrios Doukeris	52	Chairman and Director	2018	2026
Victorio Carlos De Marchi	87	Director	1999	2026
Milton Seligman	74	Director	2018	2026
Fabio Colletti Barbosa	71	Director	2021	2026
Fernando Mommensohn Tennenbaum	49	Director	2021	2026
Lia Machado de Matos	49	Director	2021	2026
Luciana Pires Dias	50	Director (Independent)	2023	2026
Marcos de Barros Lisboa(2)	61	Director (Lead Independent)	2014	2026
Fernanda Gemael Hoefel	52	Director (Independent)	2025	2026
Ricardo Manuel Frangatos Pires de Moreira	55	Director	2025	2026

(1)	Michel Dimitrios Doukeris, Chairman of the Board of Directors of Ambev, was appointed by ABI and is also the Chief Executive Officer of ABI. ABI appointed four other directors: Milton Seligman, Fernando Mommensohn Tennenbaum, Lia Machado de Matos and Ricardo Manuel Frangatos Pires de Moreira. FAHZ, the former controlling shareholder of Antarctica, appointed Victorio Carlos De Marchi and Fabio Colletti Barbosa. The three independent directors Luciana Pires Dias, Marcos de Barros Lisboa and Fernanda Gemael Hoefel were also appointed by ABI. Directors first elected to our board of directors prior to 2013 were originally appointed as directors of Old Ambev. Directors first elected to our Board of Directors on or after 2013 were originally elected as directors of Ambev S.A.
(2)	In its capacity as Lead Independent Member, Marcos de Barros Lisboa exercises the role of a representative of the independent members of the Board of Directors, being an important point of contact between the Board of Directors and the external investors.

The following are brief biographies of each member of Ambev’s Board of Directors:

Michel Dimitrios Doukeris. Mr. Doukeris is AB InBev’s Chief Executive Officer. Mr. Doukeris joined AB InBev in 1996 and held a number of commercial operations roles in Latin America before moving to Asia, where he led AB InBev’s China and Asia Pacific operations for seven years. In 2016, he moved to the United States to assume the position of Global Chief Sales Officer, and prior to his appointment as Chief Executive Officer, he led Anheuser-Busch and the Company’s North American business. In 2024, Mr. Doukeris was knighted by the Belgian Brewers, and in 2025, he was awarded a decoration in the Order of Leopold, recognizing his leadership in promoting and advancing Belgian culture. Mr. Doukeris holds a Bachelor’s degree in Chemical Engineering from the Federal University of Santa Catarina, Brazil, and a Master’s degree in Marketing from Fundação Getulio Vargas, Brazil, and has also completed post-graduate programs in Marketing and Marketing Strategy at the Kellogg School of Management and The Wharton School in the United States.

Victorio Carlos De Marchi. Mr. De Marchi is a member of the Board of Directors of Ambev. He also serves as president of the Operations and Finance Committee, the Governance Committee and the People Committee of Ambev. Mr. De Marchi joined Antarctica in 1961 and held various positions during his tenure, including Chief Executive Officer from 1998 to April 2000. Mr. De Marchi is currently the President of Fundação Antônio e Helena Zerrenner – FAHZ and a member of the Advisory Board of Itausa S.A. In 2023, Mr. De Marchi was bestowed with the honorary title of Chairman Emeritus of the Board in recognition of his invaluable contribution and respected role as former co-chairman of our Board of Directors (noting that such title does not grant any specific authority to its grantee). Mr. De Marchi was a member of the board of Instituto de Estudos para o Desenvolvimento Industrial, a member of the board of directors of Itausa S.A. and a member of the deliberative council of Instituto Brasileiro de Ética Concorrencial (“ETCO”). Mr. De Marchi has a degree in economics from Faculdade de Economia, Finanças e Administração de São Paulo and a law degree from Faculdade de Direito de São Bernardo do Campo.

Milton Seligman. Mr. Seligman is a member of the Board of Directors of Ambev. He previously served as Ambev’s Corporate Affairs Officer from 2001 to 2013. He also served as a member of the board of directors of Tenedora CND S.A. from 2013 to 2016 and BRMalls Participações S.A. from 2022 to 2023 before the company’s merger. Mr. Seligman has held several senior positions in the public sector in Brazil, including during the administrations of José Sarney and Fernando Henrique Cardoso, where he served, among other roles, as Executive Secretary and Minister of Justice, and Executive Secretary of the Ministry of Development, Industry, and International Trade. Currently, he is the managing partner of Milton Seligman e Associados Consultoria e Participações Ltda. He also serves as a consultant member of Fundação Lemann – a philanthropic organization, member of the board of directors of FAHZ, fellow of the INSPER Management and Public Policy Center. He previously served as President of the Board of Directors of Instituto Sonho Grande, a Brazilian non-profit organization, until December 2025, and as a Global Fellow of the Brazil Institute at the Woodrow Wilson International Center for Scholars in Washington D.C. He holds a degree in electrical engineering from Universidade Federal de Santa Maria.

Fabio Colletti Barbosa. Mr. Barbosa is a member of the Board of Directors and the Governance Committee of Ambev. Mr. Barbosa is currently Chairman of Natura Cosmeticos, and a member of the board of directors of Votorantim S.A., Cia Brasileira de Metalurgia e Mineração (CBMM), the United Nations Foundation, and the Public Leadership Center in Brazil (CLP). Mr. Barbosa was the former CEO of Banco ABN Amro Real, Banco Santander (Brasil) S.A., Abril Media and Febraban. Mr. Barbosa holds a degree in business administration from Fundação Getulio Vargas and an MBA from the Institute for Management Development (Switzerland).

Fernando Mommensohn Tennenbaum. Mr. Tennenbaum is a member of the Board of Directors and of the Operations and Finance Committee of Ambev. Mr. Tennenbaum has been ABI’s Chief Financial Officer since 2020. He joined our Company in 2004 and has held various roles in the finance function including Treasury, Investor Relations and M&A. He most recently served as Ambev’s Chief Financial and Investor Relations Officer. He is a dual citizen of Brazil and Germany and holds a degree in industrial engineering from Escola Politécnica da Universidade de São Paulo.

Lia Machado de Matos. Ms. Matos is a member of the Board of Directors of Ambev. She is currently an advisor to Stone Co, having acted between 2016 and 2025 as the Chief Strategy and Marketing Officer. Prior to that, Ms. Matos was a Family Office Director for Varbra from 2012 through 2016 and previously she served in several positions at McKinsey Consulting Company from 2006 through 2012, including Associate Partner. Ms. Matos holds a degree in Physics from Universidade Federal do Rio de Janeiro and a PhD in Physics from the Massachusetts Institute of Technology.

Luciana Pires Dias. Ms. Dias is an independent member of the Board of Directors, a Professor at Getulio Vargas Foundation Law School and a partner at L|Dias Advogados. She is also member of the audit committee of Itaú Unibanco Holding S.A. She was a commissioner and the head of the market development department at the CVM. She was the CVM representative at the Corporate Governance Committee of the OECD and at the Latin American Corporate Governance Roundtable organized by OECD. Ms. Luciana Pires Dias holds a PhD and master’s degree in commercial law from Faculdade de Direito da Universidade de São Paulo (USP). She also holds a master’s degree of the science of law degree (J.S.M) from Stanford University and has a bachelor’s in law from USP.

Marcos de Barros Lisboa. Mr. Barros Lisboa is the lead independent member of the Board of Directors, and a member of the Governance Committee and of the Operations and Finance Committee of Ambev. He has also acted as an executive officer of Unibanco S.A and vice-president of Operational Insurance, Controls and Support of Itaú Unibanco S.A, both companies with main activities in the financial segment. Further, during 2005 and 2006 he was the president of Instituto Brasil Resseguros S.A, between 2003 and 2005, he acted as Secretary of Economic Politics of Federal Revenue Office (Ministério da Fazenda). He is currently a member of the board of directors of Cerradinho Bioenergia S.A., CERC - Central de Recebíveis S.A. and Meliuz. Mr. Barros Lisboa has a degree and a master’s degree in economics from Universidade Federal do Rio de Janeiro and a Ph.D. in economics from the University of Pennsylvania. Since the end of the 1980s, he has developed activities in the faculty of several teaching institutions in Brazil and abroad.

Fernanda Gemael Hoefel. Ms. Hoefel is an independent member of the Board of Directors of Ambev. She has held a number of senior positions in recent years, including: Partner at McKinsey & Company Brazil, where she led the Growth Marketing & Sales practices in Latin America and the Consumer Insights practice in Brazil; Associate Partner and Engagement Manager at McKinsey, focusing on growth and commercial performance in the consumer-goods and retail sectors; Marketing Planning Manager at Natura, responsible for innovation strategies and product-portfolio management; and Consultant at McKinsey at the beginning of her career, working with multisector clients. Ms. Hoefel holds a degree in Oceanology from Fundação Universidade do Rio Grande, a master’s degree in Ocean Engineering from COPPE/UFRJ and a Ph.D. in Oceanography from the Massachusetts Institute of Technology and the Woods Hole Oceanographic Institution.

Ricardo Manuel Frangatos Pires de Moreira. Mr. Moreira is a member of the Board of Directors of Ambev and currently serves as the Chief Supply Chain Officer at ABI. Mr. Moreira joined the company in 1995 and held various positions in the Sales and Finance organizations prior to becoming Regional Sales Director in 2001. He subsequently held positions as Vice President Logistics & Procurement for Latin America North, Business Unit President for Hispanic Latin America (HILA) and Vice President Soft Drinks Latin America North. In 2013, Mr. Moreira moved to Mexico to head AB InBev’s Sales, Marketing and Distribution organizations and lead the commercial integration of Grupo Modelo. Most recently, Mr. Moreira held the role of CEO Africa Zone until 2023 and, prior to that, of Zone President Latin America COPEC until 2018. Mr. Moreira is a Portuguese citizen and received a Degree in Mechanical Engineering from Rio de Janeiro Federal University in Brazil and an Executive Master of Business Administration from Ambev. He also completed an Advanced Marketing Program at The Kellogg School of Management and a Global Senior Management Program at The University of Chicago Booth School of Business.

Officers

The following table sets forth information with respect to the current executive officers of Ambev:

Name	Age	Position	Executive Officer Since	Term Expires(1)
Carlos Eduardo Klutzenschell Lisboa	56	Chief Executive Officer	2025	2027
Guilherme Fleury de Figueiredo Ferraz Parolari	50	Chief Financial, Investor Relations and Shared Services Officer	2025	2027
Guilherme Malik Parente	41	Legal and Compliance Vice President Officer	2025	2027
Ricardo Morais Pereira de Melo	54	People and Management Vice President Officer	2018	2027
Eduardo Braga Cavalcanti de Lacerda	49	Commercial Vice President Officer	2020	2027
Valdecir Duarte	45	Industrial Vice President Officer	2022	2027
Paulo André Zagman	49	Logistics Vice President Officer	2019	2027
Carla Smith de Vasconcellos Crippa Prado	44	Corporate Affairs Vice President Officer	2022	2027
Felipe Moreira Haddad Baruque	43	Procurement Vice President Officer	2023	2027
Eduardo Eiji Horai(2)	40	Information Technology Vice President Officer	2020	2027
João Coelho Rua Derbli de Carvalho	43	Sales Vice President Officer	2023	2027
Daniel Wakswaser Cordeiro	41	Marketing Vice President Officer	2020	2027
Daniela Gavranic Cachich	52	Beyond Beer Vice President Officer	2022	2027

(1)	All of the officers’ terms are unified and expire in 2027.
(2)	On February 27, 2026, Mr. Eduardo Eiji Horai submitted his resignation as Ambev’s Information Technology Vice President Officer, effective March 4, 2026.

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

Guilherme Fleury de Figueiredo Ferraz Parolari. Mr. Fleury is Ambev’s Chief Financial, Investor Relations and Shared Services Officer. He joined the Company after holding several senior positions at Ambev and ABI, including: Global Finance Vice President for M&A at ABI from 2020 to 2025; Global Finance Vice President for Non-Alcoholic Beverages at ABI from 2019 to 2020; Finance Director for Non-Alcoholic Beverages at Ambev from 2018 to 2019; and M&A Finance Director at Ambev from 2016 to 2018. Prior to joining Ambev, Mr. Fleury worked at Banco BTG Pactual, Credit Suisse and Kraft Foods Brasil. Mr. Fleury holds a degree in business administration from Fundação Getulio Vargas.

Guilherme Malik Parente. Mr. Malik is Ambev’s Legal and Compliance Vice President Officer. In recent years, he has held several positions within the Company’s legal department, including Legal Director for Corporate, M&A & Compliance, and Legal Director for Civil, Labor & Contracts. Previously, he worked at law firms in Brazil and New York, as well as at the Brazilian Securities and Exchange Commission (CVM). Mr. Parente holds a law degree from Pontifícia Universidade Católica do Rio de Janeiro, a postgraduate degree in Tax Law from Fundação Getulio Vargas, a master’s degree in Corporate Governance from Stanford Law School, and an MBA from the INSPER Executive Program.

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

Paulo André Zagman. Mr. Zagman is Ambev’s South America Zone Vice President of Logistic. He joined the company in 2002 as a Global Management Trainee (GMT) and progressed through multiple technical roles in Supply Chain before being appointed Vice President of Logistics. Throughout his career at Ambev, he also served as Vice President of People. Mr. Zagman holds a degree in civil engineering from Pontifícia Universidade Católica do Rio de Janeiro and has completed executive education programs in Supply Chain and Logistics at the Massachusetts Institute of Technology and Stanford Graduate School of Business.

Carla Smith de Vasconcellos Crippa Prado. Ms. Prado is Ambev’s Corporate Affairs Vice President Officer. In the last five years, she has held several positions in the Company, including Corporate Affairs Vice President of BU Brazil, Director of Communications and Sustainability, Social Responsibility Manager and Legal Manager. She is currently President of SINDICERV, the National Union of the Beer Industry, having previously served as president of the organization between 2020 and 2021. She holds a Law degree from Pontifícia Universidade Católica de São Paulo and an Economics degree from the Universidade de São Paulo, in addition to a Masters in Law from Pontifícia Universidade Católica de São Paulo and a Corporate MBA from Insper.

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

Eduardo Eiji Horai. Mr. Horai is Ambev’s Information Technology Vice President Officer. Before joining the Company on January 1, 2020, he served as Technology, Solutions Architecture and Customer Solutions Director and officer for Latin America at Amazon Web Services and was also part of the Enterprise Architecture department at Toyota Motor Europe in Belgium. Mr. Horai holds a degree in computer science from Universidade de Campinas and a degree in Innovation and Entrepreneurship from the Vlerick Leuven-Gent Management School.

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

Daniel Wakswaser Cordeiro. Mr. Wakswaser is Ambev’s Marketing Vice President Officer. Since joining Ambev in 2008, he has held various leadership positions across different areas and businesses of the Company in Brazil, the United States, and Europe. He led the global division known as Future Beverages, dedicated to developing strategies for new products in alcoholic categories other than beer. He is one of the leaders of the Company’s marketing cultural transformation, promoting processes to foster creativity and brand effectiveness. In 2024, he was recognized as the most effective marketing professional in Latin America at the Crema MKT by Adlatina Group, and the only individual associated with the beverage and beer sector in Brazil among the most innovative professionals in Latin America according to Bloomberg Línea. Mr. Wakswaser holds a degree in marketing from Escola Superior de Propaganda e Marketing.

Daniela Gavranic Cachich. Ms. Cachich is Ambev’s Beyond Beer Vice President Officer. Before joining the Company, she held senior leadership positions in the marketing area of other consumer goods companies, including Chief Marketing Officer at PepsiCo from 2016 to August 2021. Also, she currently holds the position of effective member of the Advisory Board of Grupo Boticário. Ms. Cachich holds a degree in business administration from Universidade Mackenzie and a postgraduate degree in marketing from Escola Superior de Propaganda e Marketing.

B.        Compensation

The aggregate remuneration of all members of the Board of Directors, Executive Officers and Fiscal Council of Ambev in 2025 for services in all capacities amounted to R$216.8 million (fixed and variable remuneration, benefits and share-based payment, among other categories), as presented below:

	Management’s Remuneration Year Ended December 31, 2025
	(in R$ million, except where otherwise indicated)
	Number of Members (i)	Fixed Remuneration				Variable Remuneration
		Fees	Direct and Indirect Benefits	Participation in Committees	Others (ii)	Bonus	Profit Sharing	Participation in Meetings	Commissions	Other	Post-Employment Benefits	Termination Benefits	Share-based Payment	Total

Board of Directors	6.9	8.7	-	-	3.9	-	-	-	-	-	-	-	8.3	20.9
Fiscal Council	6.0	2.3	-	-	0.5	-	-	-	-	-	-	-	-	2.8
Executive Officers	13.0	21.3	0.4	-	24.7	19.9	-	-	-	-	2.1	-	124.7	193.1
Total	25.9	32.3	0.4	-	29.0	19.9	-	-	-	-	2.1	-	133.1	216.8
(i)	The total number of Board of Directors members in 2025 was 12.9, with 6.9 being the number of members compensated by the Company for their service in the position.
(ii)	Other refers to the amounts related to social security charges recognized by the Company for the 2025 fiscal year.

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

The table below sets forth the minimum, maximum and average individual compensation figures attributable to our directors, executive officers and Fiscal Council members for each of the indicated periods:

	Management’s Remuneration Year Ended December 31,
	2025				2024				2023
	(in R$ million, except where otherwise indicated)
	No. of Members (i)	Min.	Average	Max.	No. of Members	Min.	Average	Max.	No. of Members	Min.	Average	Max.
Board of Directors	6.9	1.2	3.0	13.2	7.0	1.0	3.1	14.3	7.3	1.0	2.9	14.2
Fiscal Council	6.0	0.3	0.5	0.6	6.0	0.3	0.4	0.6	6.0	0.3	0.4	0.6
Executive Officers	13.0	7.3	14.8	58.0	13.0	6.5	11.7	46.3	13.5	5.1	9.4	34.5
(i)        The total number of Board of Directors members in 2025 was 12.9, with 6.9 being the number of members compensated by the Company for their service in the position.

Ambev Stock Ownership Plans

Under the Ambev Stock Option Plan dated July 30, 2013, (“Plan”), senior employees and management of either Ambev or its direct or indirect subsidiaries are eligible to receive stock options for Ambev common shares, including in the form of ADRs. As of December 31, 2025, there were outstanding rights under the Plan providing for the acquisition of 60.2 million of our common shares by approximately 387 people (including executive management and employees).

The Plan establishes the general conditions for granting options, the criteria for defining the strike price and other general terms and conditions of these stock options. Restrictions apply to the divestment of the shares acquired through the Plan, which also defines the various duties and responsibilities of the Board of Directors as plan administrator.

Pursuant to the Plan, the Board of Directors is conferred with ample powers for the organization and management of the Plan in compliance with its general terms and conditions. The Board of Directors grants stock options and establishes the terms and conditions applicable to each grant through Stock Option Programs (“Programs”), which may define the relevant beneficiaries, the applicable number of Ambev common shares covered by the grant, the respective strike price, the exercise periods and the deadline for exercising the options, as well as the rules regarding option transfers and possible restrictions on the acquired shares, in addition to penalties. Additionally, targets may be set for Ambev’s performance, with the Board of Directors also being empowered to define specific rules for Ambev employees who are transferred to other countries or to other companies of the group, including to ABI.

Beneficiaries to whom stock options are granted must sign Stock Option Agreements (“Agreements”), with Ambev, according to which those beneficiaries have the option to purchase lots of Ambev common shares in compliance with the terms and conditions of the Plan, the corresponding Program and such Agreements.

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

Thus, some Ambev and its subsidiaries’ employees who receive their variable compensation (bonuses) in cash, have the option, depending on their position, of choosing to allocate part or all of the amounts received in such capacity in the acquisition of Ambev Stock. These shares are called “voluntary shares” and are granted under the Plan. As a rule, voluntary shares are entitled to dividends from the grant date and are subject to a transfer restriction period of 3 to 5 years (lock-up). These shares are granted at market price, to which a discount of up to 20% is applied. The discount is delivered in the form of “discounted shares”. Employees who invest in voluntary shares also receive one and a half times the corresponding number of shares for each voluntary share acquired, up to a limited total percentage of each employee’s variable compensation. These corresponding shares are delivered in the form of restricted shares, also called “matching shares”.

As a means of creating a long-term incentive (wealth incentive) for certain senior employees and members of management considered as having “high potential,” share appreciation rights in the form of phantom stocks have been granted to those employees, pursuant to which the beneficiary shall receive two separate lots of phantom stock – Lot A and Lot B – subject to lock-up periods of 5 and 10 years, respectively. On the 5th or 10th anniversary of the granting of such lots, as the case may be, a beneficiary still employed with us shall receive, in cash, the amount corresponding to the B3 closing price of the relevant Ambev shares (or NYSE closing price in the case of ADRs), on the trading session immediately preceding such anniversary, with each phantom stock corresponding to one share (or ADR, as the case may be). Such share appreciation rights shall not give the beneficiary the right to actually receive any Ambev shares or ADRs; those securities shall merely serve as basis for the calculation of the cash incentive to be received by such beneficiary. Although not subject to performance measures, the right to receive the cash incentive deriving from the phantom stocks may be forfeited in certain circumstances, including the beneficiary’s resignation or dismissal prior to the relevant anniversary of the share appreciation right.

We implemented a share-based payment plan (“Share Plan”), dated April 29, 2016, which was amended on April 24, 2020, at the annual general shareholders’ meeting. Under the Share Plan, employees and senior management of Ambev or its direct or indirect subsidiaries are eligible to receive Ambev shares, including in the form of ADRs. The shares which are subject to the Share Plan are designated as Restricted Shares or Performance Shares.

Pursuant to the Share Plan, the Board of Directors is conferred with ample powers for the organization and management of the Share Plan in compliance with its general terms and conditions. The Board of Directors may appoint a committee to assist its members in the management of the Share Plan. The Board of Directors or the committee establishes the terms and conditions applicable to each share based payment programs (“Share Plan Programs”), which defines the relevant participants, the applicable number of Restricted Shares subject to the Share Plan Program, the Restricted Shares’ transfer procedure and vesting periods, and any possible penalties.

In 2022, the Board of Directors appointed the People Committee to assist in managing the decisions to be taken within the scope of the Share Plan, meanwhile some matters remained in the exclusive competence of the Board of Directors. In 2023, our bylaws were amended to, among other things, clarify that all of our annual long-term strategic plans shall be approved by the Board of Directors.

Under the Share Plan, up to 3.0% of the shares corresponding to Ambev’s share capital may be granted in total in an amount that may vary according to Ambev’s internal policies. The delivery of the Restricted Shares is free of charge. Restricted Shares and Performance Shares shall vest in 3 or 5 years from the corresponding grant date, depending on the Share Plan Programs, provided that the participant remains employed at Ambev or its subsidiaries during such vesting period. As of December 31, 2025, there were 100.8 million Restricted Shares offered to approximately 744 participants, corresponding to 100.8 million of our shares under the Share Plan (including executive management and employees). Participants of the Share Plan must sign a Share Based Payment Agreement (“Share Based Agreements”), with Ambev, according to which, those participants have the right to receive a maximum number of Ambev Shares or ADRs, as applicable; provided that the terms and conditions set forth in the Share Plan, Share Plan Programs and in the Share Based Agreements are complied with.

The Restricted Shares and Performance Shares may entitle participants to receive additional shares with the same vesting conditions as compensation for dividends and interest on own capital paid during the vesting period on the Restricted Shares and Performance Shares, as the case may be. The right to receive the Restricted Shares and Performance Shares and the additional shares may be totally or partially forfeited in certain circumstances, including the participants’ resignation or dismissal during the vesting period.

In addition, on October 19, 2023, we adopted a clawback policy that applies to incentive-based compensation received by certain executives (which currently comprise the members of the Board of Executive Officers). Under this policy, “incentive-based compensation” is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g., variable performance-related compensation (bonus) and annual long-term incentive performance stock units (“PSUs”). The policy provides that in the event the we are required to prepare an accounting restatement of our financial statements due to the material non-compliance with any financial reporting requirements under the applicable securities laws, we will recover (on a pre-tax basis) from the relevant executive officers any incentive-based compensation received by such executives on or after October 2, 2023, and during the 3 fiscal years preceding the date the restatement was required that exceeds the amount of incentive-based compensation that otherwise would have been received had such incentive-based compensation been determined according to the applicable accounting restatement, subject to limited exceptions. The recovery of such compensation applies regardless of whether any misconduct occurred and without regard to whether an executive officer engaged in misconduct or otherwise caused or contributed to the requirement for a restatement.

ABI Exceptional Stock Option Grants and Restricted Stock Units Grants

Since November 2008, ABI’s Board of Directors has approved several special grants of stock options and restricted stock units (“RSUs”) granted to certain executives, including Ambev executives. Each stock option gives its beneficiary the right to purchase one existing common share of ABI at an exercise price equal to their fair value at the time of granting of the options and with a term of 10 to 15 years as from grant date. Specific forfeiture rules apply in the event the executive leaves the company before the vesting date of the RSUs and stock options. Each RSU gives its beneficiary the right to receive one existing common share of ABI at vesting, subject to specific forfeiture rules and subject to a vesting period of at least 5 years. In addition to specific forfeiture rules, some grants of stock options and restricted stock units are subject to a performance test. On the date hereof, none of these options and restricted stock units were outstanding or still held by Ambev executives. Although the exercise of these ABI exceptional stock options and/or RSUs will not cause any dilution to Ambev, we record an expense in connection with them on our income statement.

Ambev Pension Plan

Ambev’s pension plans for employees in Brazil are administered by the Ambev Private Pension Institute (“IAPP”). The IAPP operates both a defined benefit pension plan (closed to new participants since May 1998) and a defined contribution plan, which supplements benefits that the Brazilian government’s social security system provides to our employees. The defined contribution plan covers substantially all new employees. The IAPP was established solely for the benefit of our employees, and its assets are held independently. The IAPP is managed by a Governing Board, which has three members, two of whom are appointed by Ambev, and one member represents active and retired employees. The IAPP also has an Executive Board containing three members, all of whom are appointed by IAPP’s Council Board. The IAPP also has a Fiscal Council with three members, two of whom are appointed by Ambev, and one member represents active and retired employees.

Any employee upon being hired may opt to join the defined contribution plan. When pension plans members leave Ambev before retirement but having contributed at least 3 years to the IAPP plan, they have some options such as: (a) having their contributions refunded, (b) transferring their contributions to a bank or insurance company, (c) keeping their investment in IAPP to be paid in installments, and (d) continuing to IAPP for future retirement under the existing terms. In the event the employee leaves the Company prior to completing three years as a participant, such employee will only be entitled to refund his/her contributions to the plan.

As of December 31, 2025, we had 9,442 participants in our pension plans, including 226 participants in the defined benefit plan, 7,971 participants in the defined contribution plan, and 1,245 retired or assisted participants. Plan assets are comprised mainly of equity securities, government and corporate bonds and real estate properties. All benefits are calculated and paid in inflation-indexed reais.

Labatt provides pension plan benefits in the defined contribution model and in the defined benefit model to its employees, as well as certain post-retirement benefits.

For information on amount recorded by us on December 31, 2025, as liabilities for pension plan benefits, see Note 24 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

Our expenses under these programs amounted to R$859.3 million for the year ended December 31, 2025, R$1,431.3 million for the year ended December 31, 2024, and R$963.5 million for the year ended December 31, 2023.

C. Board Practices

During 2025, our management held individual and group meetings with shareholders, investors and analysts to talk about the performance of our business and our opportunities for growth both in the short term as well as in the future and to update the market on our sustainability initiatives. We also participated in conferences and non-deal road shows online. We hosted quarterly conference calls, transmitted simultaneously on the internet, to clarify financial and operating results as well as answered questions from the investment community.

Fiscal Council

Ambev’s Fiscal Council is a permanent body. At our annual general shareholders’ meeting held on April 29, 2025, the following members of the Fiscal Council were appointed for a term expiring upon the annual general shareholders’ meeting of 2026: José Ronaldo Vilela Rezende, Elidie Palma Bifano and Fabio de Oliveira Moser. All of them are “independent” members as per Rule 10A-3(c)(3) of the Sarbanes-Oxley Act of 2002.

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

The Board of Directors is supported in its decision-making by the following committees:

Operations and Finance Committee

The Operations and Finance Committee is the main link between the policies and decisions made by the Board of Directors and Ambev’s management team. The Operations and Finance Committee’s responsibilities include:

•	to monitor the Company’s long-term planning.
•	to monitor the evolution of the Company’s actuarial liabilities and investments in pension plans.
•	to monitor the investors relations strategies and the performance of our rating, as issued by the official rating agencies.
•	to analyze and issue an opinion on our annual investment plan.
•	to analyze and issue an opinion on proposals by the Board of Executive Officers regarding opportunities for corporate restructuring, mergers, acquisitions, spin-offs, incorporations or disposals of equity interests involving the Company.

•	to analyze and monitor our capital structure and cash flow; and provide an opinion on the Company’s shareholder compensation strategy.
•	to verify compliance with the Company’s Financial Risk Management Policy.
•	other matters that the Board of Directors considers relevant and in the interest of the Company and may come to define as attribution of the Operations and Finance Committee.

The current members of the Operations and Finance Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fernando Mommensohn Tennenbaum, Marcos de Barros Lisboa and Ms. Letícia Rudge Barbosa Kina. The members of this committee are elected by the Board of Directors.

Governance Committee

The responsibilities of the Governance Committee are to assist the Board of Directors with the following matters:

•	related party transactions.
•	any general conflict of interest situations that may arise between the Company and related parties.
•	compliance, by the Company, with legal, regulatory and statutory provisions concerning related party transactions and antitrust matters.
•	to monitor the Company’s initiatives, as well as analyze and give opinions on issues related to cyber security and privacy and data protection.
•	to issue an opinion on the Company’s strategies related to sustainability issues.
•	other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the Governance Committee are Messrs. Victorio Carlos De Marchi (Chairman), Fabio Colletti Barbosa, Marcos de Barros Lisboa(independent member), Everardo de Almeida Maciel and Carlos Emmanuel Joppert Ragazzo. The members of this committee are elected by the Board of Directors.

People Committee

The responsibilities of the People Committee are to assist the Board of Directors with the following matters:

•	to issue an opinion on matters that require a decision by the Board of Directors regarding the definition and review of the compensation policy for members of the Board of Executive Officers and high-performance employees, as well as individual compensation incentives packages.
•	to define the targets and compensation for the Company’s management, within the limit approved by the annual shareholders’ meeting.
•	to monitor the evaluation of the members of the Board of Executive Officers, key executives and talents, in addition to the respective succession plans.
•	to approve policies and/or minimal rules to be observed in the nomination process of members of the Company’s management.
•	to select and propose for Board of Directors’ approval candidates to the positions of members of Executive Board of Officers and/or any other positions that may be required by the Board of Directors.
•	to assist the Board of Directors with the monitoring and discussions related to diversity.

•	to approve the transfer of employees of the high-leadership.
•	to coordinate the management of compensation incentive plans and to approve the relevant programs, grants, exceptions and other obligations involving employees in general, as permitted by applicable rules.
•	other matters the Board of Directors may consider relevant and in the interest of the Company.

The current members of the People Committee are Messrs. Victorio Carlos De Marchi (Chairman) and Ricardo Manuel Frangatos Pires Moreira and Ms. Luciana Pires Dias. The members of this committee are elected by the Board of Directors.

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

In November 2016, the Brazilian Corporate Governance Code, which provides for corporate governance practices guidelines for publicly held companies, was released by a workgroup formed by several entities, such as ABRAPP, ABRASCA, ANBIMA, ABVCAP, AMEC, APIMEC, B3, BRAIN, IBGC, IBRI and Instituto IBMEC, after the contribution and comments made by the CVM. In June 2017, the CVM approved a new rule, which establishes that companies must inform whether they adhere to the principles and practices set forth in the Brazilian Corporate Governance Code, or otherwise justify the reasons for non-compliance with such principles and practices. Our report on the Brazilian Code of Corporate Governance, prepared in accordance with such rules, is available on our website at http://ri.ambev.com.br/, and the updated report was filed with the SEC on July 31, 2025. Additionally, the B3 and the IBGC-Brazilian Institute of Corporate Governance have issued guidelines for corporate governance best practices, including a new edition of the Brazilian Corporate Governance Code in 2023.

The principal differences between the NYSE corporate governance standards and our corporate governance practices are as follows:

Independence of Directors and Independence Tests

NYSE corporate governance standards require listed companies to have a majority of independent directors and set forth the principles by which a listed company can determine whether a director is independent. “Controlled companies,” such as Ambev, need not to comply with these requirements. Nonetheless, our bylaws require that (i) the majority of the members of our Board of Directors must be external directors (i.e., with no current employment or managerial relationship with the company) and (ii) at least two of our directors or twenty percent (20%) of the total number of members of the Board of Directors, whichever is greater, shall be independent. In addition, our bylaws set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock shall be deemed independent.

The Brazilian Corporation Law and the CVM establish rules in relation to certain qualification requirements and restrictions, compensation, duties and responsibilities of a company’s officers and directors, including that at least 20% of the board of directors must be composed of independent members and that the chairperson of the board and chief executive officer cannot cumulate both positions when the issuer’s consolidated annual revenue exceeds R$500 million

Executive Sessions

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

In addition, we are not required under the Brazilian Corporation Law to have, and accordingly we do not have a nominating committee, but we do have a People Committee (which is responsible for supporting the Board of Directors on matters related to compensation) and a Governance Committee. According to the Brazilian Corporation Law, Board committees may not have any specific authority or mandate since the exclusive duties of the full Board of Directors may not be delegated. These committees serve an advisory role, providing guidance to the members of the Board of Directors. The role of the corporate governance committee is generally performed by either our Board of Directors or our executive officers.

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

We believe the corporate governance guidelines applicable to us under the Brazilian Corporation Law are consistent with the guidelines established by the NYSE. We have adopted and follow our Manual on Disclosure and Use of Information and Policies for Trading with Securities issued by Ambev which deals with the public disclosure of all relevant information as per CVM’s guidelines, as well as with rules relating to transactions involving the dealing by our management and controlling shareholder in our securities. Additionally, under the CVM rules, we are required to annually publish a corporate governance report explaining whether we fully or partially comply with corporate governance best practices, including, among others, those indicated above for NYSE.

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

D.        Employees

As of December 31, 2025, we and our subsidiaries had a total of 39,606 employees, of whom approximately 46% were engaged in production, 38% in sales and distribution and 16% in administration.

The following table sets forth the total number of our employees as of the end of the periods indicated:

As of December 31,
2025	2024	2023
39,606	42,167	43,110

The following table shows the geographical distribution of our employees as of December 31, 2025:

Geographical Distribution of Ambev Employees as of December 31, 2025
Location	Number of Employees
Brazil	24,012
CAC	4,091
Dominican Republic	1,851
Cuba	1,009
Guatemala	161
Panama	1,070
Latin America South	8,174
Argentina	4,750
Bolivia	1,729
Uruguay	711
Paraguay	506
Chile	478
Canada	3,329
Total	39,606

Industrial Relations

As per the determined under Brazilian labor legislation, all of our employees in Brazil are represented by labor unions, but only less than 5% of our employees in Brazil are actually members of labor unions as of December 31, 2025. The number of administrative and distribution employees who are members of labor unions is not significant. Salary negotiations are conducted annually between the workers’ unions and us. Collective bargaining agreements are negotiated separately for each facility or distribution center. Our Brazilian collective bargaining agreements have a one- or two-year term, and we usually enter into new collective bargaining agreements on or prior to the expiration of the existing agreements. We conduct salary negotiations with labor unions in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

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

We are required to contribute 8% of each Brazilian employee’s monthly gross pay to an account maintained in the employee’s name with the Brazilian government’s severance indemnity fund (Fundo de Garantia por Tempo de Serviço, or “FGTS”). Under Brazilian law, we are also required to pay termination benefits to Brazilian employees dismissed without cause equal to 40% of the accumulated contributions made by us to the terminated employee’s FGTS account throughout the employee’s period of service, among other mandatory termination fees.

We provide health and benefits in accordance with local law for our employees located in our CAC, Latin America South and Canadian operations.

E.        Share Ownership

The following table shows the amount and percentage of our shares held by members of our Board of Directors and by executive officers as of February 18, 2026:

Name	Amount and Percentage of Common Shares
Michel Dimitrios Doukeris	*
Victorio Carlos de Marchi(1)	*
Ricardo Manuel Frangatos Pires Moreira	*
Milton Seligman	*
Fabio Colleti Barbosa	*
Fernando Mommensohn Tennenbaum	*
Lia Machado de Matos	*
Nelson José Jamel	*
Luciana Pires Dias	*
Marcos de Barros Lisboa	*
Fernanda Gemael Hoefel	*
Carlos Eduardo Klutzenschell Lisboa	*
Guilherme Fleury de Figueiredo Ferraz Parolari	*
Guilherme Malik Parente	*
Ricardo Morais Pereira de Melo	*
Eduardo Braga Cavalcanti de Lacerda	*
Valdecir Duarte	*
Paulo André Zagman	*
Carla Smith de Vasconcellos Crippa Prado	*
Felipe Moreira Haddad Baruque	*
Eduardo Eiji Horai	*
João Coelho Rua Derbli de Carvalho	*
Daniel Wakswaser Cordeiro	*
Daniela Gavranic Cachich	*

*	Indicates that the individual holds less than 1% of the class of securities.
(1)	This Board member is also trustee of FAHZ. For information regarding the shareholdings of FAHZ in Ambev, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders.”

Item 7.	Major Shareholders and Related Party Transactions

A.        Major Shareholders

Introduction

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of February 18, 2026, Ambev had 15,761,638,756 shares outstanding. As of February 18, 2026, there were 999,195,480 Ambev ADSs outstanding (representing 999,195,480 Ambev shares, which corresponds to 6.3% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of February 18, 2026, there were 281 registered holders of Ambev ADSs.

Control

Our direct controlling shareholder, ABI, together with FAHZ, held in aggregate 72.6% of our total and voting capital stock (excluding treasury shares) as of February 18, 2026.

ABI indirectly holds shares in us representing 62.3% of our total and voting capital stock (excluding treasury shares) as of February 18, 2026, ABI thus has a majority control over Ambev, even though (1) ABI is subject to the Shareholders’ Agreement and (2) ABI is controlled by Stichting that represents an important part of interests of BRC and the Interbrew Founding Families. For further information on these matters see “Item 4. Information on the Company—A. History and Development of the Company—The InBev-Ambev Transactions” and “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

In May 2023, our board of directors approved a share buyback program for the repurchase of up to 13,000,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2024, we repurchased 13,000,000 Ambev shares under this plan.

In May 2024, our board of directors approved a share buyback program for the repurchase of up to 24,000,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of February 18, 2025, we repurchased 24,000,000 Ambev shares under this plan.

In October 2024, our board of directors approved a share buyback program for the repurchase of up to 155,159,038 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of December 31, 2025, we repurchased 155,159,038 Ambev shares under this plan.

In October 2025, our board of directors approved a share buyback program for the repurchase of up to 208,000,000 Ambev shares to cover the delivery of shares under our share-based compensation plans or to be held in treasury, cancelled or subsequently transferred in private or public transactions. As of February 18, 2026, we have not repurchased any Ambev shares under this plan.

As of February 18, 2026, we have not acquired any Ambev shares in connection with preemptive rights related to stock ownership plans.

In 2025, we acquired 40,226 Ambev shares in connection with preemptive rights related to stock ownership plans at a total cost of R$0.5 million.

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

Ambev’s Major Shareholders

The following table sets forth information as of February 18, 2026, with respect to any person known to us to be the beneficial owner of 5% or more of our outstanding shares:

Shareholder	Amount and Percentage of Common Shares

Interbrew International GmbH(1)	8,441,665,818	53.6%
AmBrew S.à.r.l(2)	1,287,703,047	8.2%
FAHZ(3)	1,609,987,301	10.2%
Others	4,277,169,154	27.1%
Treasury Shares	145,113,436	0.9%
Total	15,761,638,756	100%

(1)	Interbrew International GmbH is 100% held by AB InBev Investment Holding Company Ltd - UK19, which, in turn, is held 100% by ABI UK Holding II Limited, which, in turn, is 100% held by ABI UK Holding I Limited, which, in turn, is held by (i) AB InBev Nederland Holding BV (59.14%), (ii) AB InBev UK Finance Company Limited (9.24)%, (iii) Anheuser-Busch InBev SA/NV (ABI) (27.77%), (iv) InBev Belgium BV/SRL (3.84%). AB InBev Nederland Holding BV is held by Anheuser-Bush InBev SA/NV (ABI) (67.62%) and by InBev Belgium BV/SRL (32.38%), which, in turn, is 100% held by Anheuser-Bush InBev SA/NV (ABI). AB InBev UK Finance Company Limited is 100% held by Anheuser-Busch Europe Limited (ABEL), which is in turn 100% held by Ambrew S.à.r.l.
(2)	Ambrew S.à.r.l is fully owned by Anheuser-Busch InBev SA/NV (ABI), which, in turn, is controlled by Stichting Anheuser-Busch InBev (“Stichting”), a foundation organized under the laws of the Netherlands, which holds 33.99% of the voting rights of ABI (excluding treasury shares held by AB InBev and its subsidiaries on December 31, 2025) and effectively controls ABI pursuant to an amended and restated shareholders’ agreement, dated April 27, 2023, entered into with BRC S.à r.l. (“BRC”), EPS Participations S.à r.l. (“EPS Participations”), EPS S.A. and Rayvax Société d’Investissements SA. Stichting is jointly owned by BRC (50%) and EPS Participations (50%). BRC is jointly controlled by the Lemann, Sicupira and Telles families, while EPS S.A. under no controlling interest.
(3)	Mr. Victorio Carlos De Marchi, who is a FAHZ-appointed director of Ambev, is also member of the Advisory Board and President of FAHZ.

For a description of our major shareholders’ voting rights, see “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Ambev’s Major Shareholders—The Shareholders’ Agreement.”

As of February 18, 2026, 999,195,480 common shares, or 6.3%, were held in the form of ADSs.

The Shareholders’ Agreement

The Shareholders’ Agreement, effective since July 2, 2019, was executed on April 16, 2013, by IIBV, AmBrew and FAHZ, as well as Ambev, as intervening party. The Shareholders’ Agreement may be terminated at any time upon FAHZ ceasing to hold at least 1,501,432,405 of Ambev’s common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) or if FAHZ decides to early terminate it. Among other matters, the Shareholders’ Agreement governs the voting of the Ambev common shares subject to the agreement and the voting by Ambev of the shares of its majority-owned subsidiaries. For further information on this matter see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations—Our current controlling shareholder will be able to determine the outcome of our most significant corporate actions”.

Management of Ambev

The Shareholders’ Agreement establishes that Ambev will be managed by a Board of Directors and by a Board of Executive Officers. Ambev’s Board of Directors shall have one Chairman or two Co-Chairmen.

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

FAHZ may remove a director that it has appointed to the Board of Directors of Ambev and also has the right to appoint the respective replacement or a new alternate, if the originally appointed alternate is confirmed for the vacant position.

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

If the parties fail to reach a consensus with respect to a particular matter, the position to be adopted by the parties to the Shareholders’ Agreement will be determined by the shareholder or group of shareholders holding a majority of Ambev common shares. The following matters are not subject to the foregoing rule: (1) election of members to the Board of Directors or to any committee of the Board of Directors, which shall follow the specific election procedure described above under “Item 6. Members of the Board of Directors, Senior Management and Employees —Management of Ambev” and (2) matters that require unanimous approval by FAHZ, IIBV and AmBrew, as follows:

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

FAHZ, IIBV and AmBrew, as well as any member appointed by them to our Board of Directors or any of its majority-owned subsidiaries, are not required to observe decisions reached at preliminary meetings when deciding on the following matters:

•	analysis and approval of management accounts of Ambev and its majority-owned subsidiaries.
•	analysis and approval of the financial statements and management reports of Ambev and its majority-owned subsidiaries.
•	any matters or actions typified as abuse of control, as set forth in the first paragraph of Section 117 of the Brazilian Corporation Law.
•	actions and practices relating to management’s diligence, loyalty and other related duties, as established in Sections 153 to 158 of the Brazilian Corporation Law.

Transfer of Shares

Under the Shareholders’ Agreement, the following rules shall apply:

•	in the event of a transfer of Ambev common shares subject to the Shareholders’ Agreement (1) by IIBV and/or AmBrew, where such transfer results in these entities jointly holding a total equity interest in Ambev represented by less than 50% plus one Ambev common share, and/or (2) by FAHZ upon making one and only one eligible transfer of at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) to a single buyer and subject to the first offer obligations described below, then, in either of those cases, the Ambev common shares subject to those transfers shall remain bound by the Shareholders’ Agreement. Only in those two cases shall a third party acquiring the Ambev common shares in those transfers be able to adhere to the Shareholders’ Agreement in order for the transfer to be effective.
•	at any time FAHZ may elect to release its Ambev common shares subject to the Shareholders’ Agreement for the exclusive purpose of selling them in the stock market or over-the-counter market; provided that (1) it maintains at least 1,501,432,405 Ambev common shares (adjusted for any future share dividends, stock-splits and reverse stock-splits) subject to the Shareholders’ Agreement, and (2) it observes the first offer obligations described below.
•	in the event FAHZ intends to execute the above-referenced one and only one eligible transfer or release, it shall first offer the Ambev common shares to the remaining parties to the Shareholders’ Agreement for their average quoted market price on the 20 trading sessions immediately prior to the date of the relevant first offer (or the last 40 trading sessions if no Ambev common shares were negotiated in at least half of the 20 immediately preceding trading sessions). The offerees will have five days, as of the first offer date, to accept or refuse the offer, and, if expressly or tacitly refused (or in the event the offerees fail to timely pay the applicable purchase price), then FAHZ may either proceed with such transfer or release its Ambev common shares from the Shareholders’ Agreement and thereafter sell them to third parties within ten days.

Specific Performance

The obligations of the parties under the Shareholders’ Agreement will be subject to specific performance under applicable Brazilian law.

B.        Related Party Transactions

Overview

We have executed and may in the future execute related party transactions with certain of our significant shareholders or other related parties and certain of their affiliates. These transactions include but are not limited to: (1) the purchase and sale of raw material with affiliated entities, (2) entering into distribution, sale, cross-licensing, transfer pricing, indemnification, service and other agreements with affiliated entities, (3) import agreements with affiliated entities, and (4) royalty agreements with affiliated entities. These transactions have been entered into only on an arm’s length basis in accordance with our best interests and customary market practices at the time of their execution. In addition, according to the Third-Party Transaction Policy approved by the Board of Directors in 2021, the Governance Committee is responsible for assisting the Board in reviewing, analyzing and deciding on these transactions to help ensure that their terms are reasonable and that they comply with all applicable laws and regulations, as well as our corporate governance and best practices principles. See “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Governance Committee.” Set forth below is a discussion of our material related party transactions. For further information on our related party transactions, see Note 30 to our audited consolidated financial statements, included elsewhere in this annual report on Form 20-F.

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

The outstanding balances relating to other transactions with ABI are further described in Note 30 to our audited consolidated financial statements.

Licensing Agreements

The Company has a licensing agreement with ABI and some of its subsidiaries, such as Grupo Modelo and Spaten-Franziskaner-Bräu GmbH to produce, bottle, import, promote, sell and distribute its main products in the territories in which the Group operates. Similarly, the Company also grants a license to ABI and some of its subsidiaries to distribute its main products, such as Brahma, in its territories. These agreements were duly approved by the Governance Committee and the Company’s Board of Directors. For additional information, see Note 30 of our consolidated financial statements or see “Item 4. Information on the Company—B. Business Overview—Licenses.”

In November 2021, Ambev and ABI negotiated general guidelines on royalties and transfer price policy for the royalty percentages and mark-ups applicable to the production, import, distribution and sale of (a) finished products of ABI and/or its respective subsidiaries by Ambev and/or its respective subsidiaries; and (b) finished products of Ambev and/or its respective subsidiaries by ABI and/or its respective subsidiaries. In 2025, new agreements were made, especially regarding the methods of intercompany royalty payments, the progressive changes in rates (ramp-up) and the new structure of the licensing agreements. All metrics, prices and methodologies were established on an arm’s length basis, based on a study carried out by a top-tier external audit firm, duly approved by the Governance Committee and the Company’s Board of Directors. As described in “Item 10. Additional Information—E—Taxation”, in January 2024 Law No. 14,596/2023 became effective, impacting the current licensing agreements and respective rates.

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

To the extent that we believe contingencies arising from these proceedings will probably be materialized, they have been recorded in the balance sheet. As of December 31, 2025, our provisions for legal contingencies totaled R$1.4 billion which were recorded in provision account. We have estimated the total exposures of possible (but not probable) losses, which are not recorded as liabilities, to be R$105.9 billion as of December 31, 2025. Our estimates are based on reasonable assumptions, external opinions and management assessments, but should the worst-case scenario develop, subjecting us to losses in all cases classified as possible (but not probable), our net impact on our results of operations would be an expense for this amount. Except as set forth herein, there are no legal proceedings to which we are a party, or to which any of our properties are subject which, either individually or in the aggregate, may have a material adverse effect on our results of operations, liquidity or financial condition. The Company and its subsidiaries have guarantee-insurance policies and letters of guarantee for some legal actions, presented as guarantee for civil, labor and tax executions or to enable resources of labor nature. For more information, see Note 27 to our audited consolidated financial statements.

Tax Matters

As of December 31, 2025, we had several tax claims pending against us, including judicial and administrative proceedings. Most of these claims relate to income taxes (IRPJ and CSLL), Social Contributions on Gross Revenues (PIS and COFINS), ICMS Value-Added Tax and IPI Excise Tax. As of December 31, 2025, we had made provisions of R$830.8 million in connection with those tax proceedings for which we believe there is a probable chance of loss. Among the pending tax claims, there are claims filed by us against Brazilian tax authorities alleging that certain taxes are unconstitutional. As these claims are contingent on obtaining favorable judicial decisions, the corresponding assets which might arise in the future are only recorded once it becomes certain that we will receive the amounts previously paid or deposited.

As of December 31, 2025, we were party to tax proceedings with a total estimated possible risk of loss of R$105.6 billion. Approximately 68% (R$72.2 billion) of this amount is related to controversies related to payment of IRPJ and CSLL, and approximately 31% (R$32.2 billion) is related to controversies involving the payment of PIS, COFINS, ICMS Value-Added and IPI Excise Tax, and the remainder relates to controversies involving other taxes. The most significant proceedings are discussed below.

In addition, if unfavorable final decisions are issued at the administrative level in connection with tax proceedings in which we are party, we may challenge these decisions in judicial courts and be required to post surety bonds or similar guarantees. As of December 31, 2025, approximately 64% of the proceedings with total estimated possible loss are at the administrative level of dispute and approximately 36% are at the judicial level of dispute.

ICMS Value-Added Tax, IPI Excise Tax and PIS and COFINS

Manaus Free Trade Zone–IPI Excise Tax / PIS and COFINS

In Brazil, goods manufactured within the Manaus Free Trade Zone (“MFTZ”) intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”).

With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein and since 2009 has been receiving a number of tax assessments and denials of offset requests from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

In April 2019, the Brazilian Supreme Court (“STF”) announced its judgment on Extraordinary Appeal No. 592.891/SP, with binding effects, recognizing the right of taxpayers to register IPI presumed credits on acquisitions of raw materials and exempted inputs originating from MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases to remote loss. Other issues related to additional discussions that were not included in the analysis of the STF, such as discussions related to the applicable tariff code for concentrate units, remained classified as possible loss. The cases are being challenged at both the administrative and judicial levels.

Ambev, through its subsidiary Arosuco, has also received tax assessments from the Brazilian Federal Tax Authorities in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries.

Ambev management estimates the possible loss related to these proceedings to be approximately R$7.3 billion (US$1.3 billion) as of December 31, 2025. Ambev has not recorded any provisions for this matter based on the probability of loss.

IPI Excise Tax Suspension

In 2014 and 2015, we received tax assessments from the Brazilian RFB relating to IPI Excise Tax allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both administrative and judicial levels. We have received partially favorable decisions at the administrative level which led to a significant reduction of the amounts under dispute. In July 2022, we received the first judicial decision on this matter, which was unfavorable to us and, therefore, we filed an appeal. Our management estimates the possible losses related to these assessments to be approximately R$1.3 billion as of December 31, 2025. We have not recorded any provision in connection with these assessments.

ICMS-ST Trigger

Over the years, we and our subsidiaries received tax assessments charging alleged ICMS differences considered due in the tax substitution system when the price of the products sold by us is above the fixed price table basis established by certain Brazilian states, cases in which the tax authorities understand that the calculation basis should be based on a value-added percentage over the actual prices, not the fixed table price. We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the amount related to these assessments to be approximately R$12 billion as of December 31, 2025, classified as a possible loss and, therefore, for which we have made no material provision.

ICMS Tax Incentives

In 2015, we received a tax assessment issued by the State of Pernambuco charging ICMS differences due to an alleged non-compliance with the state tax incentive program (PRODEPE) as a result of the rectification of our monthly reports. The state tax authorities decided that we were not able to use our tax incentives due to such rectifications. In 2017, we received a final favorable decision nullifying the assessment due to formal mistakes of the tax auditor. However, in September 2018, we received a new tax assessment with respect to the same matter. In June 2020, we received the first level administrative decision, which was partially favorable to the Company in the sense of recognizing the miscalculation of the tax incentive credit by the tax authorities. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed at the judicial level in March 2024, which is still pending trial. There are other assessments related to this same State Tax Incentive Program and some of them are being discussed at the administrative and judicial levels. Our management estimates the amount related to these assessments to be approximately R$0.9 billion as of December 31, 2025, classified as a possible loss and, therefore, for which we have made no provision.

Over the years, we have also received tax assessments issued by the State of Paraíba charging ICMS differences due to an alleged non-compliance with the State Tax Incentive Program (FAIN). We are currently challenging these charges at both the administrative and judicial levels of the courts. Our management estimates the possible losses related to these assessments to be approximately R$0.8 billion as of December 31, 2025. We have not recorded any provision in connection therewith.

ICMS Tax Credits

We are currently challenging tax assessments issued by the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, questioning the legality of ICMS tax credits arising from transactions with companies that have tax incentives granted by other states. The cases are being challenged at both the administrative and judicial levels of the courts.

Our management estimates the possible losses related to these assessments to be approximately R$0.5 billion as of December 31, 2025. We have not recorded any provision in connection therewith.

Ambev has also received tax assessments from the state of Amazonas charging alleged differences in ICMS due to questions about the calculation basis applied in certain sales transactions. After unfavorable decisions at the administrative level, Ambev has filed an appeal at the judicial level against the unfavorable portion of the decision. Ambev management estimates the possible losses related to these assessments to be approximately R$0.7 billion as of December 31, 2025. We have not recorded any provisions in connection therewith.

In addition, in 2018 and 2021, we received tax assessments from the states of Rio Grande do Sul and São Paulo charging alleged differences in ICMS due to the disallowance of credits arising from transactions with suppliers located in the Manaus Free Trade Zone. With regard to the assessment issued by the state of Rio Grande do Sul, since the final administrative decision was rendered unfavorably to us, in 2024 we filed a lawsuit seeking the annulment of the tax assessment, which is pending judgment. With regard to the assessments issued by the state of São Paulo, they are being challenged at the administrative level. Our management estimates the possible losses related to these assessments to be approximately R$1.0 billion as of December 31, 2025. We have not recorded any provisions in connection therewith.

Icms–Mip

The company and its subsidiaries have been receiving assessments from State tax authorities over the years, disallowing ICMS credits and demanding payment of the differential tax rate (DIFAL) on the acquisition of intermediate production materials. According to the tax authorities, such materials are not physically related to the productive activity of the companies and therefore should be considered as goods for consumption, which do not entitle the taxpayer to tax credits. Considering these allegations as illegitimate, the companies are challenging these assessments before administrative and judicial courts. Provisions have been made for cases related to this matter, with an updated value of approximately R$0.1 billion as of December 31, 2025. The Company estimates the possible loss related to this matter to be, as of December 31, 2025, approximately R$0.7 billion.

PIS/COFINS Bonus Over Products

Since 2015, we have received tax assessments issued by the Brazilian RFB relating to PIS/COFINS amounts allegedly due over bonus products granted to our customers. Most of the cases were cancelled at the administrative level and there is one case at the judicial level, which is pending decision by the appellate court after the lower court rendered an unfavorable decision to us.

Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2025. No related provision has been made.

PIS/COFINS Other Credits

In 2022, Ambev received a tax assessment and decisions denying offset requests regarding PIS/COFINS’ credits. The tax authorities primarily argue that (i) certain credits claimed by Ambev are unrelated to the manufacturing process and (ii) Ambev has not adequately demonstrated its entitlement to utilize such credits. The assessment was challenged at the administrative level and after a partially favorable judgment, Ambev filed an appeal, which resulted in the proceeding being remanded for tax expert examination and is now awaiting judgment.

As for the decisions not approving the offset itself, they were unfavorable at the first administrative level and Ambev filed an appeal, which is pending judgement.

Our management estimates the possible losses related to these assessments to be approximately R$0.6 billion as of December 31, 2025. We have not recorded any provisions in connection therewith.

Deductibility of IOC Expenses

During the 2013 fiscal year, as approved in a general meeting, the Company implemented a corporate restructuring aimed at simplifying its structure and unifying its share classes, among other objectives. One of the steps of this restructuring involved the exchange of shares and subsequent incorporation of the shares of its subsidiary Companhia de Bebidas das Américas into Ambev S.A. As one of the consequences of this operation, Ambev S.A. recognized in its accounting records the counterpart of the difference between the value of its shares issued for this exchange and the book value of the subsidiary’s shares in equity, in accordance with IFRS 10, under the item “adjustments to equity”.

As a result of this restructuring, since 2019, Ambev has been receiving tax assessments from the Brazilian RFB related to the interest on capital (“IOC”) deduction for calendar years 2014 to 2021. The assessments refer primarily to the accounting and corporate effects of the restructuring carried out by Ambev in 2013 and its impact on the increase in the deductibility of IOC expenses.

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

With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 Ambev obtained at the lower administrative court an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, Ambev was notified of this decision. The favorable portion of such decision became final, and with respect to the unfavorable portion Ambev filed an appeal to the lower administrative court. In October 2025, Ambev was notified of the Lower Administrative Court decision that did not accept the appeal and filed appeals (i) to the Upper Administrative Court, with respect to the main merits of the assessment and (ii) to the judicial courts on a specific portion of the 2015 assessment. In December 2025, Ambev received an unfavorable decision from the first-level judicial court that did not analyze the merits of this specific portion of the 2015 assessment as the court determined it would also involve the main merits. Ambev will continue to discuss the matter in the judicial courts.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$30,8 billion as of December 31, 2025. Due to the assessment of the likelihood of loss, no provision was made in the period.

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

In December 2023, Provisional Measure 1,185, of August 2023, was converted into law (“Law No. 14,789/2023”), which changes the basis for calculating Interest on Capital as of January 1, 2024, making this uncertain tax treatment limited to Interest on Capital calculated in accordance with legislation in force before the aforementioned law effective date.

Disallowance of Tax Paid Abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by the CARF, canceling the assessment regarding one of the cases, covering the calendar year 2010.

For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first-instance judicial court.

In July 2024, the lower administrative court rendered a favorable decision to the Company in one case related to the 2012 calendar year (approximately R$1.4 billion), but also rendered an unfavorable decision related to evidentiary formalities in a separate case discussing the offset of foreign tax credits for this same calendar year. Ambev was formally notified of the unfavorable decision and appealed the case to the judicial court. With respect to the favorable decision, the Company awaits the formalization and notification of the decision in order to assess, together with its external advisors, any potential impacts on the likelihood of loss of this portion of the contingency.

In January 2025, Ambev received new tax assessments from the Brazilian Federal Tax Authorities challenging the offset of foreign tax credits for the 2019 calendar year for which it filed a defense. In September 2025, Ambev received an unfavorable decision, and appealed to the Lower Administrative Court.

The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the Brazilian RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company has received tax assessments charging such fines for calendar years 2015 to 2020. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the lower administrative court. In August 2024, for the tax assessments related to the periods of 2015 and 2017, Ambev received an unfavorable decision by the lower administrative court for the case related to the calendar year of 2015, against which it filed an appeal to the judicial courts, and a favorable decision for the case related to the calendar year of 2017, which is not final and was appealed by the tax authorities to the Upper Administrative Court.

In October 2025, Ambev received a new tax assessment charging isolated fine for calendar year 2020 and filed defense to the first-level administrative court.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$19,1 billion as of December 31, 2025, and, due to the assessment of the likelihood of loss, no provision was made in the period.

On February 18, 2026, the Company received new tax assessments for the 2018 calendar year totaling approximately R$1 billion. These assessments relate to the disallowance of foreign tax credits claimed for income taxes paid abroad by the Company’s controlled companies. The Company believes these assessments are without merit and intends to present its defenses before the first-level administrative court in due course. These new assessments are similar to the disallowances already contested by the Company mentioned herein. Based on the advice of its external legal counsel, the Company expects the outcome of these new matters to be consistent with the outcomes of prior assessed.

This uncertain tax treatment, according to IFRIC 23, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2020-2025). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

Goodwill InBev Holding

In December 2011, Ambev received a tax assessment issued by the Brazilian RFB mainly related to the disallowance of goodwill amortization expenses for the calendar years 2005 to 2010, resulting from the merger of InBev Holding Brasil S.A. into Ambev. Partially favorable administrative decisions were rendered in this matter. In response to these decisions, the Company filed judicial measures to challenge the issues in which it was unsuccessful at the administrative level, which are awaiting judgment.

In June 2016, Ambev received a second tax assessment issued by the Brazilian RFB regarding the disallowance of the remaining portion of the aforementioned goodwill amortization for the calendar years 2011 to 2013. In April 2023, the Company obtained a partially favorable and final decision. For the portion of the dispute in which it was unsuccessful, the Company filed a judicial measure, which is awaiting judgment by the first-instance judicial court.

The updated value of this uncertain tax treatment, as per IFRIC 23, amounted to approximately R$7.7 billion as of December 31, 2025, and, due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this ongoing dispute, all periods affected by this uncertain tax treatment have already been subject to assessments by the Brazilian RFB. In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the goodwill amortization, as well as the respective costs, pursuant to the “Reimbursement Agreement” executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

Foreign Profits

Since 2005, Ambev and certain of its subsidiaries have been receiving assessments from the Brazilian Federal Tax Authorities relating to the profits of its foreign subsidiaries. The cases are being challenged at both the administrative and judicial levels in Brazil.

In 2022 and 2023, the Lower Administrative Court rendered favorable and partially favorable decisions to Ambev, some of which are still subject to appeal. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by Ambev with respect to the taxation of profits and the goodwill amortization of foreign subsidiaries. Part of these decisions became final in September 2024, representing tax assessments valuing approximately R$1.0 billion (US$0.2 billion) as of the time of cancellation.

In August 2024, Ambev received a partially favorable decision from the First-Level Administrative Court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the Brazilian tax authorities filed appeals and the case awaits decision by the Lower Administrative Court.

In November 2024, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2019 and filed a defense, the outcome of which was partially favorable to Ambev. Ambev has filed an appeal to the Lower Administrative Court which is awaiting judgment.

In December 2025, Ambev received a new tax assessment relating to the taxation of profits of foreign subsidiaries in calendar year 2020 and filed an appeal with the First-Level Administrative Court which is awaiting judgment.

In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the assessed tax claim (Brazilian tax credit), as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated assessed amount related to this uncertain tax position as of December 31, 2025, as per IFRIC 23, is approximately R$8.0 billion (US$1.5 billion). Ambev has not recorded any provisions for this matter based on the probability of loss.

Disallowance on Income Tax Deduction

In January 2020, Arosuco (one of our subsidiaries) received a tax assessment from the Brazilian RFB regarding the disallowance of the income tax reduction benefit provided for in the Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018. In response, an administrative defense was filed. In October 2020, the first level administrative court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

In February 2024, the lower administrative court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction. This decision was confirmed by CARF itself in August 2025, after the decision on appeal from the tax authorities. The unfavorable remaining portion, estimated in approximately R$0.1 million relates to the claim regarding a difference in the methodology for calculating the benefit. Due to the confirmation of the favorable portion of the decision, there was a reduction of the reported contingency of approximately R$2.8 billion (US$ 0.5 billion).

The updated assessed amount related to this uncertain tax position, as per ICPC22/ IFRIC 23, as of December 31, 2025, is approximately R$200 million. We have not recorded any provisions for this matter based on the probability of loss of the lawsuit.

This uncertain tax position, as per ICPC 22/IFRIC 23, continued to be adopted by Arosuco impacting calendar years following those assessed (2019-2025) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In a scenario Arosuco is questioned on this matter for future periods, on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the already assessed periods.

Goodwill Beverage Associates Holding Limited

In October 2013, Ambev received a tax assessment related to the goodwill amortized in the calendar years 2007 to 2012 resulting from the merger of Beverage Associates Holding Limited into Ambev. In April and August 2018, Ambev received two new tax assessments related to the disallowance of the amortization of the remaining portion of the mentioned goodwill in the calendar years 2013 and 2014.

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

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$1.6 billion as of December 31, 2025. Due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this discussion, all periods impacted by the aforementioned uncertain tax treatment have already been subject to tax assessments by the Brazilian RFB.

Goodwill CND Holding

In November 2017, Ambev received a tax assessment related to the amortization of goodwill for calendar years 2012 to 2016 resulting from the merger of CND Holdings into Ambev. In the administrative level, a partially favorable decision was rendered by CARF, which was appealed to the Upper Administrative Court by both the Company and the Brazilian RFB. In February 2024, the Company presented a request to withdraw the Special Appeals filed, which was accepted by the upper administrative court. As a result, the lower administrative court’s initial partially favorable decision prevailed. The Company filed judicial proceedings relating to the unfavorable portion of the decision and requested injunctions to suspend the enforceability of the remaining tax credit, which were granted.

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

The updated value of the uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$1 billion as of December 31, 2025. Due to the assessment of the likelihood of loss, no provision was made during the period. With regard to this discussion, all periods affected by the said uncertain tax treatment have already been subject to tax assessments by the Brazilian RFB.

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

In March 2019, Arosuco received a new tax assessment on the same matter and filed a defense. In October 2019, the first-level administrative court issued an unfavorable decision and Arosuco filed an appeal. In February 2024, the first-level administrative court issued a favorable decision to Arosuco, which was appealed by the tax authorities to the upper administrative court. In September 2025, the upper administrative court rendered an unfavorable decision to Arosuco, which upheld the tax authorities’ arguments and remanded the case to the lower administrative court.

Arosuco estimates that the updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$601 million as of December 31, 2025. Due to the assessment of the likelihood of loss, no provision was made in the period. With respect to this discussion, all periods affected by this uncertain tax treatment have already been subject to tax assessments by the Brazilian RFB.

Goodwill MAG

In December 2022, CRBS S.A. (“CBRS”), a subsidiary of Ambev, received a tax assessment related to the goodwill amortized in the calendar years 2017 to 2020 resulting from the acquisition and merger of RTD Barbados into CRBS. CRBS received a partially favorable decision by the first-level administrative court, which was appealed by both CRBS and the tax authorities. In October 2025, the lower administrative court rendered an unfavorable decision to CRBS by tie-vote confirming the disallowance of the goodwill amortization, but determined the cancellation of the qualified fine, limiting the applicable penalty to 75%. The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$330 million as of December 31, 2025. Due to the assessment of the likelihood of loss, no provision was made in the period.

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

Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation

Since 2021, the Company has been receiving tax assessments charging penalties related to the preparation of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. The Company has three assessments on this matter, involving calendar years, 2018, 2019 and 2020

Regarding the 2018 calendar year, Ambev received a partially favorable decision from the first-level administrative court and filed an appeal to the lower administrative court, which is pending judgment.

In November 2024, Ambev received a tax assessment for the 2019 calendar year and filed a defense, and received an unfavorable first level administrative decision. Ambev appealed to the Lower-Administrative Court.

In December 2025, Ambev received a tax assessment for the 2020 calendar year and will file the defense to the first-administrative level within the applicable term.

The Company estimates the possible loss related to this matter to be, as of December 31, 2025, approximately R$994 million.

Adherence to the Special Tax Regularization Program

In September 2017, we decided to participate in the Federal Tax Amnesty Program established by Provisional Measure No. 783/2017, converted into Law No. 13,496/2017, or PERT 2017, undertaking to pay certain tax assessments that were in dispute under administrative or judicial levels, including debts from our subsidiaries, in the total amount of R$3.5 billion (already considering discounts established by the program). The total amount paid in 2017 was approximately R$960.0 million and the balance would initially be paid in 145 monthly installments, with interest, as of January 2018.

In September 2025, CRBS was granted with a partial reversal of the liability related to PERT 2017. This reversal resulted from the application, by the Brazilian RFB, of Article 14 of Law No. 14,689/2023 to a portion of the tax debt included in the amnesty program, which led to the recovery of expenses recognized in prior periods. This article establishes the unenforceability of tax penalties applied in tax assessments that exceed one hundred percent (100%) of the related tax debt — declared unconstitutional by the Brazilian Supreme Court — as well as their related interest charges. The total reduction in the liability amounted to R$644 million, of which R$375 million was recorded in income tax and R$269 million in financial results.

CRBS will continue to pay the balance through installments as established and revised by the Brazilian RFB. All installments due up to date have been paid by the Company.

Despite our participation in this program, we could be subject to tax audits for subsequent periods, which may lead to tax challenges by the relevant authorities on similar claims. In addition, if we are delinquent in our payments under these programs or are otherwise unable to pay as scheduled, we may be barred from participating in this program and similar programs this.

Tax Proceeding Initiated By Us

Federal Taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of January 1, 2024, the VAT incentives deemed as “government grants for investment” began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted law. During 2024 and 2025 some of the companies obtained favorable judicial decisions that relief them from taxing IRPJ/CSLL and PIS/COFINS over the amounts calculated under government grants for investment related to VAT incentives deemed as ICMS presumed credits. As of December 31, 2025, these decisions resulted in accumulated amounts utilized of R$172 million and R$542 million, respectively.

Labor Matters

We are involved in more than 17,000 labor claims. Most of the labor claims we face relate to our Brazilian operations. In Brazil, it is not unusual for a large company to be named as a defendant in such a significant number of claims. As of December 31, 2025, we made provisions totaling R$216.9 million in connection with the above labor claims involving former, current and outsourced employees relating mainly to overtime, dismissals, severance, health and safety premiums, supplementary retirement benefits and other matters, all of which are pending court ruling and have probable chance of loss. As of December 31, 2025, we were party to labor claims with a total estimated possible risk of loss of R$129.4 million.

In connection with the labor matters, we are also involved in claims regarding the social security charges on payroll. Management estimates the possible losses related to these claims to be, approximately, R$384.6 million as of December 31, 2025. We have recorded provisions of approximately R$99.2 million for proceedings where we consider the chance of loss to be probable. The total amount of the social security contingency is considered in our total amount of tax contingencies.

Ambev Third-Party Supplier – Labor Infractions and Lawsuits

In May 2021, we were notified by Brazilian labor authorities to join certain administrative proceedings together with (i) Transportadora Sider Limeira EIRELI (“Sider”), a third-party transportation company contracted by us periodically and (ii) a third-party competitor that also used Sider’s transportation services. The Brazilian labor inspection authorities determined that we were jointly and severally liable for purported human rights violations committed by Sider with respect to the working conditions of 23 foreign employees, under the terms of Brazilian Labor Law, including violations of article 444 of Law-Decree No. 5,452 and article 2-C of Law No. 7,998/1990.

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

In addition, the Brazilian Ministry of Labor and Social Security issued infraction notices against Sider, the third-party competitor and us related to the same matter in 2021. These infraction notices were confirmed by the administrative authority in 2024, and, as a result, we no longer have any means to appeal or dispute these infractions at an administrative level. Notwithstanding, we continue to dispute any involvement with the alleged facts underlying these labor claims, and, to this end, we are seeking judicial relief to declare the administrative acts void and, also, injunctive relief to suspend Ambev’s inclusion in the Brazilian register of employers (Cadastro de Empregadores) that lists employers that have subjected workers to poor working conditions under the terms of Brazilian Interministerial Ordinance MTPS/MMIRDH No. 4/2016 (“Register of Employers”). The injunction requested by us was granted by the court in February 2024. In April 2025, the lower court issued a favorable decision for Ambev, rendering the infraction notices null and void, prohibiting Ambev’s inclusion in the Brazilian Register of Employers and also the collection of any fines. This decision was upheld by the appellate court in February 2026. Such decision remains subject to further appeal to the Superior Courts.  As a result, the collection of fines in the amount of approximately R$50,000 (plus any interest and monetary adjustments) as well as the inclusion of Ambev in the Register of Employers are currently suspended as of the date of this annual report on Form 20−F. Our inclusion in the Register of Employers may result in several adverse consequences, including, among others (i) reputational harm, (ii) restrictions on our ability to obtain financing through state-owned banks’ credit lines and (iii) potential adverse risk assessments by private banks and other parties, which could, among other effects, negatively affect our ability to access financing in the future. As of December 31, 2025, we did not record any provisions in connection with these infraction notices.

In addition, the Brazilian Public Labor Prosecutor’s Office opened a civil investigation to assess the underlying facts and the role of each of the three companies in the event. In connection therewith, we entered into a Conduct Adjustment Agreement with the Public Labor Prosecutor’s Office in April 2022 without acknowledgment of guilt pursuant to which we agreed to pay damages in the amount of R$500 thousand and commit to a three-year plan to oversee conditions of our logistics operators.

Civil Claims

As of December 31, 2025, we were involved in more than 2,567 civil claims that were pending, including third-party distributors and product-related claims. We have established provisions totaling R$297.1 million for proceedings where we consider the chance of loss to be probable reflecting applicable adjustments, such as accrued interest, as of December 31, 2025, in connection with civil claims. As of December 31, 2025, we were party to civil claims with a total estimated possible risk of loss of R$992.5 million.

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

Shortly after the above lawsuit was filed, a consumer-protection association applied to be admitted as a joint plaintiff. The association has made further requests in addition to the ones made by the Public Prosecutor, including the claim for “collective moral damages” in an amount to be ascertained by the court; however, it suggests that it should be equal to the initial request of R$2.8 billion (therefore, doubling the initial amount involved). The court has admitted the association as joint-plaintiff and has agreed to hear the new claims. After the exchange of written submissions and documentary evidence, the case was dismissed by the Lower Court Judge, which denied all the claims submitted against Ambev and the other defendants. The Federal Prosecutor’s Office appealed to the Federal Court, which decided for the annulment of the lower court decision, based on the understanding that more evidence should have been produced before the case’s dismissal. Ambev filed a motion for clarification against the decision, which was rejected, and such decision became final. In 2021, the case was remanded to the trial court for a new decision. In May 2025, Ambev filed a brief summarizing its arguments and requesting the case dismissal without the need to produce additional evidence. A decision has been pending ever since. Ambev believes, based on management assessments, that its chances of loss remain remote and, therefore, has not made any provision with respect to such claim. The amount involved is R$5.2 billion on December 31, 2025.

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

The Lower Court Judge granted our request to admit the Federal Government as joint defendant since it also claims to be the owner of such shares, as the Federal Government was entitled to incorporate such shares based on a decree enacted during World War II. In October 2019, the Lower Court Judge granted F. Laeisz’s claims ordering Ambev to pay the amount equivalent to the dividends of 74,211,825 ordinary shares held in our treasury since April 10, 2012. On September 30, 2022, such decision was subject to a mandatory review by the Federal Court of Appeals, since the Federal Government lost its preliminary claims, and the decision was overturned by the Federal Court of Appeals, which considered the ordinary shares had been duly transferred and incorporated by the Federal Government based on the decree enacted during the World War II. F. Laeisz appealed against this decision, which is pending with the Superior Court of Justice. In parallel, we have negotiated and executed a settlement agreement with F. Laeisz, aiming at reducing the total amount under dispute. Except for inflation adjustment, F. Laeisz has agreed on restrictions to the application of interests to adjust the dividends in the event there is a final decision confirming F. Laeisz as the rightful owner of the shares. We believe, based on management assessments, that our chances of loss are possible. Nonetheless, irrespective to whom is considered the rightful owner of the shares in question, we have duly accounted for all dividends relating to the relevant shares since April 10, 2012. The amount involved is R$260 million on December 31, 2025.

Cerbuco Brewing Arbitration

Cerbuco owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations relating to the joint venture. On October 24, 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration for quantification of damages is ongoing. In May 2025, Cerbuco was notified of a lawsuit by Coralsa (its joint venture partner) in Paris seeking annulment of the arbitration award. This new case is ongoing, and no decision has yet been made on it. The outcome of both proceedings may affect Ambev’s ability to continue consolidating Bucanero into its financial statements under IFRS 10- Consolidated Financial Statements application.

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

Dividend Policy

The timing, frequency and amount of future dividend payments, if any, will depend upon various factors that our Board of Directors may consider relevant, including our earnings and financial condition. Our bylaws provide for a minimum mandatory dividend of 40% of our adjusted annual net income, if any, as determined under IFRS at our individual financial statements. Brazilian companies are permitted to make limited distributions to shareholders in the form of interest accrued on share capital, commonly referred to as “interest on shareholders’ equity,” and treat such payments as a deductible financial expense for purposes of Brazilian income tax and social contribution on profits. This notional interest distribution is treated for accounting purposes as a deduction from shareholders’ equity in a manner similar to a dividend. The benefit from the tax-deductible interest on shareholders’ equity is recorded in the income statement. The minimum mandatory dividend includes amounts paid as interest on shareholders’ equity (net of taxes). Payment of such interest on shareholders’ equity is subject to Brazilian withholding income tax, and in certain circumstances provided by law, payment of dividends is also subject to Brazilian withholding income tax. For further information on this matter see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax.”

Annual adjusted net income not distributed as dividends or interest on shareholders’ equity may be capitalized, used to absorb losses or otherwise appropriated as allowed under the Brazilian Corporation Law and our bylaws. Therefore, annual adjusted net income amounts may not necessarily be available to be paid as dividends. We may also not pay dividends to our shareholders in any particular fiscal year based on the opinion of the Board of Directors that such distribution would be inadvisable in view of our financial condition at the time. Any such dividends not distributed would be allocated to a special reserve account for future payment to shareholders, unless used to offset subsequent losses. For further information on this matter, see “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and ADSs—Our shareholders may not receive any dividends.”

For further information on provisions of the Brazilian Corporation Law relating to required reserves and payment of dividends or interest on shareholders’ equity, as well as specific rules applicable to the payment of dividends by us under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

Ambev S.A.

The following table shows the cash dividends paid by Ambev to holders of Ambev’s common shares in reais and in U.S. dollars (translated from reais at the commercial exchange rate as of the date of payment) for each of the indicated periods. The amounts include interest on shareholders’ equity, net of withholding tax. The last distribution of dividends approved, which relates to the 2025 fiscal year, was paid by Ambev on December 30, 2025.

Date of Approval	First Payment Date	Reais per Shares(1)	U.S. Dollar Equivalent per Share at Payment Date(1)(2)

Second half of 2023	December 28, 2023	0.6207	0.128

Second half of 2024	December 30, 2024	0.2448	0.039

Second half of 2024	January 7, 2025	0.4228	0.070

First half of 2025	April 4, 2025	0.1276	0.0221

Second half of 2025	July 7, 2025	0.1280	0.0235

Second half of 2025	October 6, 2025	0.1283	0.0241

Second half of 2025	December 30, 2025	0.4612	0.0833

(1)	The amounts set forth above are amounts actually received by shareholders, which are net of withholding tax. The financial statements present the amounts actually disbursed, including the withholding tax on interest on shareholders’ equity, which was paid by Ambev on behalf of shareholders. The dividends set forth above are calculated based on the number of outstanding shares at the date the distributions were declared. See “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders.”
(2)	Translated to U.S. dollars at the exchange rate in effect at the first scheduled payment date.

For more information on rules and procedures for shareholder distributions under our bylaws, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves.”

B. Significant Changes

Except as otherwise disclosed in our audited consolidated financial statements and in this annual report, including in “Item 8. Financial Information – A. Consolidated Financial Statements – Legal Proceedings – Tax Matters – Disallowance of Tax Paid Abroad” there have been no significant changes in our business, financial conditions or results since December 31, 2025.

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

Ambev has only one class of shares (i.e., voting common shares), including in the form of ADSs (evidenced by ADRs), with each ADS representing one Ambev common share. The Ambev common shares and ADSs are registered under the Exchange Act. As of February 18, 2026, Ambev had 15,761,638,756 shares outstanding. As of February 18, 2026, there were 999,195,480 Ambev ADSs outstanding (representing 999,195,480 Ambev shares, which corresponds to 6.3% of the total Ambev shares outstanding). The Ambev shares held in the form of ADSs under the Ambev ADS facilities are deemed to be the shares held in the “host country” (i.e., the United States) for purposes of the Exchange Act. In addition, as of February 18, 2026, there were 281 registered holders of Ambev ADSs.

Regulation of the Brazilian Securities Market

The Brazilian securities market is regulated and supervised by the CMN, the Brazilian Central Bank and the CVM. The CVM has regulatory authority over Brazil’s stock exchanges and securities markets. The CMN regulates and supervises the activities of the CVM, which has, among other powers, licensing authority over brokerage firms and regulates foreign investments in organized markets and trading of securities. The Brazilian securities market is governed primarily by Law No. 6,385/1976, as amended, (“Brazilian Securities Law”), and by the Brazilian Corporation Law, as amended and supplemented, as well as by rules and regulations issued by the CVM and the CMN. These laws and regulations, among others, provide for disclosure requirements, criminal penalties for insider trading and price manipulation, and protection of minority shareholders, licensing procedures, supervision of brokerage firms and governance of Brazilian stock exchanges. However, the Brazilian securities markets are not as highly regulated and supervised as U.S. securities markets.

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

The shares of a listed company, including Ambev, may also be privately traded— i.e., outside the stock exchange or on over-the-counter market—subject to several limitations. The trading of securities on the Brazilian stock exchanges may be suspended under certain circumstances, including at the request of a company in anticipation of a disclosure of material announcement. Trading may also be suspended on the initiative of a Brazilian stock exchange or the CVM, among other reasons, based on or due to a belief that a company has provided inadequate information regarding a significant event or has provided inadequate responses to inquiries made by the CVM or B3.

Trading on the Brazilian Stock Exchanges

B3 is a stock exchange and leading operator of registration, clearing, custodial and settlement services for equities, financial securities, indices, rates, commodities, and currencies in Brazil. B3 is currently the only Brazilian stock exchange on which private equity and private debt may be traded.

Trading on the exchange is conducted by authorized members. B3 trading sessions take place every business day, from 10:00 a.m. to 5:55 p.m., BRT. Equity trading is executed fully electronically through an order-driven trading system called Plataforma Unificada Multiativos (“PUMA”). The B3 also allows trading from 6:25 p.m. to 6:45 p.m. on an online system known as the “after-market,” which is connected to traditional broker dealers and brokerage firms operating on the Internet. Trading on the after-market is subject to regulatory limits on price volatility and on the volume of shares transacted through online brokers. CVM has discretionary authority to suspend trading in shares of a particular issuer under specific circumstances. Securities listed on the B3 may also be traded off the exchange under specific circumstances, but such trading is very limited.

Settlement of transactions is performed 2 business days after the trade date, without any adjustment to the purchase price. Delivery of and payment for shares are made through the facilities of an independent clearing house, B3 Central Depository, which is the clearing house for the transactions carried out on the B3 and handles the multilateral counterparty settlement of both financial obligations and transactions involving securities. According to the regulations of the B3 Central Depository, financial settlement is carried out through the funds transfer system of the Brazilian Central Bank and the transactions involving the sale and purchase of shares are settled through the B3 Central Depository custody system. All deliveries against final payment are irrevocable. The seller is ordinarily required to deliver the shares to the exchange on the second business day following the trade date. The B3 Equities Clearing is responsible for the registration, settlement and risk management of trades with shares through PUMA.

In order to better control volatility, B3 has adopted a “circuit breaker” mechanism pursuant to which trading sessions may be suspended for a period of 30 minutes or 1 hour whenever the primary B3 index (Ibovespa) falls below 10% or 15%, respectively, compared to the previous day’s closing index. If the primary B3 index falls below 20% compared to the previous day, the B3 may determine the suspension of trading in all markets for a defined period, at its sole discretion, and such decision must be disclosed to the market.

Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller, more volatile and less liquid than the major U.S. and European securities markets. As of December 30, 2025, the aggregate market capitalization of all companies included in the IBOVESPA index of the B3 was equivalent to approximately R$4.2 trillion. Although all of the outstanding shares of a listed company are actually available for trading by the public, in most cases fewer than half of the listed shares are actually traded by the public because the remainders of a listed company’s shares are usually held by small groups of controlling persons, by governmental entities or by one principal shareholder. For this reason, data showing the total market capitalization of Brazilian stock exchanges tend to overstate the liquidity of the Brazilian equity securities market.

There is also significantly greater concentration in the Brazilian securities markets. For example, as of December 30, 2025, the ten companies with greatest representation on the IBOVESPA index of the B3 accounted for 56% of the total weight of all companies included in that stock index.

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

On March 28, 2025, our Board of Directors approved the issuance of 3,981,420 new common shares with no par value as a result of the exercise of options granted under the Stock Options Programs approved by our Board of Directors on February 4 and 5, 2025, pursuant to our Stock Option Plan that was approved by our Shareholders on July 30, 2013. The issuance price per share was R$12.32 and our capital stock following the increase sums R$58,275,086,270.41, represented by 15,761,638,756 common shares with no par value.

As of February 18, 2026, our capital stock was equal to R$58,275,086,270.41 divided into 115,761,638,756 issued common shares, without par value, of which 145,113,436 were treasury shares, with no further changes since December 31, 2025. We are authorized to increase our capital up to 19,000,000,000 shares upon the decision of our Board of Directors, without the need to amend our bylaws. We have a single-class share structure, comprised exclusively of voting common shares, and there are no classes or series of preferred shares outstanding.

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

The Board of Directors individualizes the compensation for each member of our management (including Directors), subject to the maximum global compensation amount approved by our shareholders. Each individual Director is prevented from voting on the decision regarding their own compensation. For more information on management compensation, see “Item 6. Directors, Senior Management and Employees—C. Board Practices—The Board of Directors—Operations and Finance Committee.”

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

Rights of the Ambev Common Shares

Each of our common shares is indivisible and entitles its holder to one vote at any shareholders’ meeting of Ambev. In accordance with our bylaws and the Brazilian Corporation Law, shareholders have the right to receive dividends or other distributions in proportion to their equity interest in our share capital. For additional information regarding the payment of dividends and other distributions relating to our common shares, see “Item 8. Financial Information—A. Consolidated Financial Statements and Other Financial Information—Dividend Policy.” In addition, our shareholders may freely transfer their shares and are entitled to be included in a statutory sale of control tender offer upon a disposition of our control (see item “Item 10. Additional Information—B. Memorandum and Articles of Association—Disclosure of the Ownership and Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council” for more information).

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

Moreover, pursuant to the Brazilian Corporation Law, neither our bylaws nor actions taken at a shareholders’ meeting may deprive a shareholder of the following rights:

•	the right to participate in our profit distributions.
•	the right to participate in our remaining assets in proportion to its equity interest in our share capital in the event of our liquidation.
•	preemptive rights to subscribe for our common shares, convertible debentures and warrants, except in certain circumstances under the Brazilian Corporation Law, as described in “Item 10. Additional Information — B. Memorandum and Articles of Association —Preemptive Rights”.
•	the right to inspect and monitor our management, in accordance with the Brazilian Corporation Law.
•	the right to exercise appraisal rights and withdraw from the Company in the cases provided under the Brazilian Corporation Law, as described in “Item 10. Additional Information — B. Memorandum and Articles of Association —Appraisal Rights.”.

Shareholders’ Meetings

Pursuant to the Brazilian Corporation Law, shareholders, during shareholders’ meetings regularly called and convened, are generally empowered to pass resolutions relating to our corporate purpose as they may deem necessary. Shareholders’ meetings may be ordinary (i.e., annual shareholders’ meeting), or extraordinary. Shareholders at the annual shareholders’ meeting (assembleia geral ordinária), which is required to be held within four months of the end of our fiscal year, have the exclusive power, among other matters, to approve our financial statements and to determine the allocation of our net profits, if any, and the distribution of dividends with respect to the fiscal year ended immediately prior to the annual shareholders’ meeting. Extraordinary shareholders’ meetings are convened to approve other matters as provided by law and/or our bylaws. An extraordinary shareholders’ meeting may be held concurrently with an ordinary meeting.

A shareholders’ meeting is convened by publishing a meeting call notice no later than 21 days prior to the scheduled meeting date, on first call, and no later than 8 days prior to the date of the meeting, on second call, and no fewer than 3 times, in a newspaper with broad circulation in São Paulo, where we have our registered office. At the shareholders’ meeting held on March 1, 2013, our shareholders designated Valor Econômico, a newspaper with general circulation in São Paulo for this purpose. The call notice must contain the date, time, place and agenda of the meeting, and in case of amendments to the bylaws, the indication of the relevant matters. In certain circumstances, at the request of any shareholder (and as per additional regulations from CVM) and after hearing us, the CVM may (i) order, upon a reasoned decision, that the meeting be postponed for up to 30 days, in case there is insufficient information for a vote to be held, which term will be counted as of the date on which complete information is delivered to shareholders; and (ii) stay call notices for up to 15 days in order to review the agenda and proposals subject to a shareholder vote at the meeting and, as the case may be, inform the company the reasons why CVM understands that items of the agenda breach laws or regulations. CVM Resolution No. 81 of March 29, 2022, as amended (“CVM Resolution 81”), also requires that additional information be disclosed in the meeting call notice for certain matters. For example, in the event of an election of all directors, the meeting call notice shall also disclose the minimum percentage of equity interest required from a shareholder to request the adoption of cumulative voting procedures. All documents in connection with the shareholders’ meeting’s agenda shall be made available to shareholders either within at least one month prior to the meeting or upon publication of the first meeting call notice, as the case may be, except if otherwise required by law or CVM regulations.

A shareholders’ meeting may be held on first call, if shareholders representing at least one quarter of the voting shares are present, except in some cases provided by law, such as in meetings seeking to amend the Company’s bylaws, which requires the presence, on first call of shareholders representing at least two-thirds of the voting shares. If no such quorum is present, an 8-day prior notice must be given in the same manner as described above, and then the meeting may then be convened, on second call, without any specific quorum requirement, subject to the minimum quorum and voting requirements for specific matters, as discussed below.

Except as otherwise provided by law, resolutions of a shareholders’ meeting are passed by a simple majority vote of the shares present or represented at the meeting, abstentions not being considered. Under the Brazilian Corporation Law, the approval of shareholders representing at least a majority of the votes granted by all issued and outstanding voting shares is required for the types of actions described below (among others):

•	creating preferred shares or increasing disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by the bylaws.
•	modifying a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares, or creating a new class with greater privileges than those of the existing classes of preferred shares.
•	reducing the minimum mandatory dividend.
•	merging Ambev with another company or consolidating or executing a spin-off of Ambev.
•	related party transactions, or the sale or contribution of assets to another company, in each case if the amount involved exceeds 50% of the amount of our assets indicated in the most recently approved balance sheet.
•	changing our corporate purpose.
•	dissolving Ambev or ceasing its liquidation status.

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

Shareholders’ meetings may be called by our Board of Directors. Under the Brazilian Corporation Law, meetings may also be convened by our shareholders as follows: (1) by any shareholder, if the directors take more than 60 days to convene a shareholders’ meeting after the date they were required to do so under applicable laws and our bylaws, (2) by shareholders holding at least a minimum percentage of our total capital stock (currently, such percentage is 1%, pursuant to CVM Resolution No. 70 of March 22, 2022, “CVM Resolution 70”), if our Board of Directors fails to call a meeting within 8 days after receipt of a justified request to call a meeting by those shareholders indicating the proposed agenda, (3) by shareholders holding at least 5% of our voting capital stock, if the directors fail to call a general meeting within 8 days after receipt of a request to call a shareholders’ meeting for purpose of assembling a Fiscal Council, and (4) by our Fiscal Council, if the Board of Directors fails to call an annual shareholders’ meeting within one month after the mandatory date for such call. The Fiscal Council may also call an extraordinary shareholders’ meeting if it believes that there are important or urgent matters to be addressed.

To attend a shareholders’ meeting, shareholders or their legal representatives willing to attend the meeting shall present identification documents and/or pertinent documentation that evidences their legal representation of such shareholder. CVM Resolution 81 prohibits the Company from conditioning the exercise of rights by the shareholders in the shareholders’ meeting to the presentation of documents to prove circumstances related to the ownership of shares that can be objectively verified based on ownership records already held by the Company.

A shareholder may be represented at a general meeting by an attorney-in-fact appointed no more than 1 year before the meeting, who must be another shareholder, an officer or a director of the Company, a lawyer or a financial institution. Notwithstanding the above, the CVM decided on November 4, 2014, that shareholders that are legal entities may be represented at general meetings by their legal representatives or by a duly appointed attorney-in-fact, pursuant to the bylaws and related corporate instruments of the legal entities and pursuant to the Brazilian Civil Code.

The participation and remote voting in general shareholders’ meetings of publicly held companies are regulated by CVM Resolution 81, which, among other rules, provides the following:

•	the use of remote voting bulletins through which shareholders may exercise their right to vote prior to the date the general meeting is held. The use of such remote voting bulletins is mandatory for all shareholders’ meetings, whether general or special, ordinary or extraordinary, except for the cases expressly waived and may be forwarded by the shareholder: (a) to the custodian (if the shares held by the shareholder are kept at a centralized deposit); (b) to the book-entry agent of the shares issued by the company (if such shares are not kept at a centralized deposit); (c) to the central depositories; or (d) directly to the company.
•	the possibility of inclusion of candidates for the Company’s Board of Director and Fiscal Council and proposals of deliberation of shareholders in that remote voting bulletin, with due observance of certain percentages of equity interest, in order to facilitate shareholders’ participation in general meetings.
•	the procedures applicable to shareholders’ meetings, including, but not limited to, (1) the deadlines for inclusion of candidates for the Company’s Board of Director and Fiscal Council in the bulletin by request of minority shareholders and for the Company to resend the bulletin in case of inclusion of candidates by minority shareholders and (2) the disclosure of the detailed final voting map of the shareholders’ meetings, including the partial disclosure of each shareholders taxpayer’s registry number and their respective votes on each matter, as well as summary maps of the centralized deposit and book-entry agent of the shares issued by the company.
•	the possibility of publicly held companies to hold virtual or hybrid (i.e., physical and virtual) shareholders’ meetings, or in ancillary physical locations, including certain procedures that must be adopted by such companies when holding these types of meetings. The notice to a shareholders’ meeting must indicate the format of the meeting and the actions that shareholders must take to participate remotely.

Board of Directors

In accordance with the Brazilian Corporation Law, as a general rule, any matters subject to the approval of our Board of Directors can be approved by the affirmative vote of a majority of our Board members present at the referred meeting. Exceptions to this general rule are provided in the Shareholders’ Agreement.

Under our bylaws, (i) the majority of the members of our Board of Directors must be external directors (i.e., with no current employment or managerial relationship with the company) and (ii) at least two members or twenty-percent (20%) of the total number of members of our Board of Directors, whichever is greater, shall be independent directors. According to our bylaws, for a director to be considered independent he or she may not: (1) be a controlling shareholder, or a spouse or relative to the second degree of a controlling shareholder, (2) have been, within the last 3 years, an employee or executive officer of (a) Ambev or of any of our controlled companies or (b) our controlling shareholder or entities under common control with Ambev, (3) have business relationships including directly or indirectly, supply to, or purchase from, us, our controlled companies, controlling shareholder, an associated company or entities under common control, any products or services, to such an extent as would cause that director to cease being independent, (4) be an employee or administrator of any corporation or entity that offers products or services to, or receives products or services from, us, our controlled companies, controlling shareholder or entities under common control, to such an extent as would cause that director to cease being independent, (5) be a spouse, partner or straight-line or collateral relative to the second degree of any member of management of Ambev, its controlled companies, controlling company, of management of ABI or entity under common control, (6) receive any other compensation from Ambev, its controlled companies, controlling shareholder, an associated company or entities under common control, aside from compensation for duties as a board member (gains arising from ownership of our stock are excluded from this restriction), (7) have voting exercise in the meetings of the Board of Directors bound by shareholder’s agreement whose purpose are matters related to Ambev or (8) be a founder of the Company and have significant influence over it. Our bylaws also set forth that directors elected by a separate ballot vote of minority shareholders holding at least 10% of our capital stock, as provided in paragraphs 4 and 5 of Section 141 of the Brazilian Corporation Law, shall be deemed independent regardless of compliance with the abovementioned criteria. Furthermore, Brazilian law and CVM regulations requires that at least 20% of the members of the Board of Directors shall be independent directors, who are qualified as such depending on certain criterion relating to the relationship between a director, and (i) Ambev, its controlling shareholder and their management; and (ii) companies controlled, affiliated or under common control.

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

Common shareholders holding at least 10% of our capital may elect one member and respective alternate to the Board of Directors in a separate voting decision, without the participation of the controlling shareholder. To exercise these minority rights, shareholders must prove the continuous ownership of Ambev common shares in the percentage above for at least 3 months prior to the shareholders’ meeting convened to elect board members. If that prerogative is exercised together with the adoption of cumulative voting procedures, as described below, the controlling shareholder will always have the right to elect the same number of members appointed by minority shareholders plus one, regardless of the number of directors provided in our bylaws.

Shareholders holding shares representing at least 10% of our capital, or a smaller applicable percentage according to a sliding scale determined by the CVM and based on a company’s capital stock (currently, 5% of Ambev’s common shares, pursuant to CVM Resolution 70), have the right to request that cumulative voting procedures be adopted in the election of the Board of Directors. Under such procedures, each of our common shares shall entitle as many votes as the number of director positions to be filled, and each shareholder may cast all of his or her votes for a single candidate or distribute them among various candidates.

According to CVM Resolution 81, in the event that, at the time of the meeting, there are no candidates for the board of directors other than those nominated by the management or the controlling shareholder, the request for the adoption of the cumulative voting process made through the remote voting bulletin shall be void. Pursuant to CVM Resolution 81, publicly held companies shall adopt the following measures regarding voting process: (1) inform its shareholder and the market of the adoption of cumulative voting process in applicable meetings immediately upon the receipt of the first valid requirement; (2) disclose the voting final summary statements, the voting final detailed statements, as well as any voting statement presented by shareholders at the relevant meeting; and (3) register in the minutes of the annual shareholders’ meeting the number of approving, rejecting or abstaining votes for each item of the agenda, including the votes received by each member of the Board of Directors and/or Fiscal Council elected in such shareholders’ meeting.

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

Calculation of Distributable Amounts

At each annual shareholders’ meeting, our Board of Directors is required to propose how Ambev’s net profits for the preceding fiscal year are to be allocated. For purposes of the Brazilian Corporation Law, a company’s net profits after income taxes and social contribution on profits for the immediately preceding fiscal year, net of any accumulated losses from prior fiscal years and amounts allocated to employees’ and management’s participation in earnings, represents its “adjusted net income” for such preceding fiscal year. In accordance with the Brazilian Corporation Law, an amount equal to such adjusted net profits, which is also referred to in this section as the distributable amount, will be available for distribution to shareholders in any particular year. Such distributable amount is subject to:

•	reductions that may be caused by amounts contributed for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect; up to 10% of the distributable amount may be contributed under this concept.
•	reductions caused by amounts allocated to the Legal Reserve or Contingency Reserves (see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves”).
•	increases caused by reversals of reserves constituted in prior years.

Mandatory Dividend

We are required by our bylaws to distribute to shareholders as dividends in respect to each fiscal year ending on December 31, a mandatory dividend equivalent to no less than 40% of the distributable amount. In addition to the mandatory dividend, the Board of Directors may recommend payment of additional dividends to shareholders. The limit for dividend payment is the distributable amount, less any mandatory profit allocation (e.g., Legal Reserve), plus the balance available in certain profit reserves, including our statutory “Investment Reserve,” to which we allocate distributable amounts from previous fiscal years not paid as dividends (see “Item 10. Additional Information—B. Memorandum and Articles of Association—Reserves”) and retained profits. Furthermore, the Board of Directors may also resolve on the (i) distribution of periodical dividends and/or interest on shareholders’ equity based on the profits calculated in a 6-month balance sheet or shorter periods; and (ii) distribution of interim dividends and/or interest on shareholders’ equity based on the accrued profits or existing profits (retained profits or certain profits reserves) presented in the latest annual or 6-month balance sheet. Periodical and interim dividends and interest on shareholders’ equity are always deemed as an advancement towards the mandatory dividend.

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

Payment of Dividends

Under the Brazilian Corporation Law any holder of record of shares at the time of a dividend declaration is entitled to receive such dividends, which are generally required to be paid within 60 days following the date of such declaration, unless otherwise resolved by the shareholders’ meetings, which, in either case, must occur prior to the end of the fiscal year in which such dividends were declared. Our bylaws do not provide for a time frame for payment of dividends. The mandatory dividend is satisfied through payments made both in the form of dividends and interest on shareholders’ equity (amount net of taxes), which, from an economic perspective, is equivalent to a dividend but represents a tax efficient alternative to distribute earnings to shareholders because it is deductible for income tax purposes up to a certain limit established by Brazilian tax laws (see “Item 10. Additional Information—B. Memorandum and Articles of Association—Interest on Shareholders’ Equity”). Shareholders have a 3-year period from the dividend payment date to claim the payment of dividends, after which we are no longer liable for such payment.

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

Interest on Shareholders’ Equity

Brazilian companies are permitted to distribute earnings to shareholders under the concept of an interest payment on shareholders’ equity, calculated based on specific Ambev’s shareholders’ equity accounts multiplied by the TJLP (Long Term Interest Rate).

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

Interest on shareholders’ equity is treated similarly to dividends for purposes of distribution of profits. Beginning January 1, 2026, dividends paid to Brazilian resident individuals, in certain conditions, or to non-Brazilian holders are subject to Brazilian withholding income tax (“WHT”) at a rate of 10%, pursuant to Law No. 15,270/2025. The WHT on interest on shareholders’ equity continues to apply to nonexempt shareholders, resident or not of Brazil, upon receipt of such interest payment, and must be withheld by us on behalf of our shareholders when the distribution is implemented. Pursuant to Supplementary Law No. 224/2025, such withholding income tax rate was increased from 15% to 17.5% for amounts declared as from January 2026. If the shareholder is not a Brazilian resident and is resident or domiciled in a tax-haven jurisdiction, withholding income tax is due at a 25% rate. The amount shareholders receive as interest on shareholders’ equity, net of taxes, is deducted from the mandatory dividend owed to shareholders.

For further information on the taxation of interest on shareholders’ equity, including the concept of tax haven jurisdiction for such purposes, see “Item 10. Additional Information—E. Taxation—Brazilian Tax Considerations—Income Tax—Distributions of Interest on Shareholders’ Equity.”

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

Legal Reserve

Under the Brazilian Corporation Law, corporations are required to maintain a “Legal Reserve” to which they must allocate 5% of their adjusted net income for each fiscal year until the balance of the reserve equals up to 20% of their share capital. However, corporations are not required to make any allocations to their legal reserve in a fiscal year in which the Legal Reserve, when added to other established capital reserves, exceeds 30% of their share capital. Accumulated losses, exceeding the accumulated profits account and the amount of profit reserves, if any, may be charged against the Legal Reserve. Other than that, the Legal Reserve can only be used to increase a company’s share capital.

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

Tax Incentive Reserve

Under the Brazilian Corporation Law, a portion of the adjusted net income may also be allocated to a general “Tax Incentive Reserve” in amounts corresponding to reductions in a company’s income generated by tax grants for particular government-approved investments. This reserve is available only in connection with the acquisition of capital stock of companies undertaking specific government-approved projects and used to be a requirement for the portion of VAT incentives to not be taxed form IRPJ/CSLL purposes. In this sense, the VAT incentives deemed and ICMS presumed credits used to be considered as grants for investments, for the purposes of Tax Incentives Reserve’s composition, until Article 30 of Law 12,973/2014 was revoked by Law 14,789/2023. Some other tax incentives continue to be considered as grants for investment for the purpose of accounting for the Tax Incentive Reserve.

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

Fiscal Benefit of Goodwill Premium Amortization

Pursuant to CVM Resolution No. 78 of March 29, 2022 (“CVM Resolution 78”), when a reporting company merges with its parent company, while remaining a reporting company, the goodwill previously paid by the parent company on its acquisition is deductible for purposes of income tax and social contribution on profits. This future tax benefit is recorded as a capital reserve by the reporting company. As this benefit is realized, the company increases its share capital proportionally to the benefit and is able to issue new shares to the parent company, pursuant to the terms of the merger agreement.

Liquidation

In the event of our liquidation, an extraordinary general shareholders’ meeting shall determine the form of liquidation and appoint a committee to supervise the process during the liquidation period. A liquidator shall be appointed by the Board of Directors.

Restrictions on Foreign Investment

There are no restrictions on ownership or voting rights in respect of our common shares owned by individuals or legal entities domiciled outside Brazil. For a description of voting rights, see “Item 10. Additional Information—B. Memorandum and Articles of Association—Rights of the Ambev Common Shares” and “Item 10. Additional Information—B. Memorandum and Articles of Association—Shareholders’ Meetings.” The right to convert payments of dividends (including interest on shareholders’ equity) and proceeds from the sale of our common shares into foreign currency and to remit those amounts outside Brazil, however, is subject to exchange control and foreign investment legislation. For a description of these exchange control restrictions and foreign investment legislation, see “Item 10. Additional Information—D. Exchange Controls and other Limitations Affecting Security Holders.”

Appraisal Rights

Under the Brazilian Corporation Law, dissenting shareholders have appraisal rights that allow them to withdraw from the Company and be reimbursed for the value of their Ambev common shares, whenever, among other instances, a decision is taken at a shareholders’ meeting to:

•	create preferred shares or increase disproportionately an existing class of preferred shares relative to the other classes of shares, unless such action is provided for or authorized by our bylaws.
•	modify a preference, privilege or condition of redemption or amortization conferred upon one or more classes of preferred shares or create a new class with greater privileges than the existing classes of preferred shares.
•	reduce the minimum mandatory dividend.
•	merge or consolidate us with another company.
•	change our corporate purpose.
•	conduct a spin-off of Ambev, if the new entities resulting from the spin-off have different primary corporate purposes or a lower minimum mandatory dividend or such spin-off causes us to join a group of companies (as defined in the Brazilian Corporation Law).
•	transform us into another corporate type.
•	conduct a stock swap merger of Ambev with another company, so that Ambev becomes a wholly owned subsidiary of that company.
•	approve the acquisition of control of another company, the price of which exceeds the limits set forth in the Brazilian Corporation Law.

In cases where Ambev merges or is consolidated with another company, participates in a group of companies (as defined in the Brazilian Corporation Law), or is a party to a share merger, dissenting shareholders will not be entitled to exercise appraisal rights if their Ambev common shares are (1) liquid, defined as being part of B3 general index and (2) widely held such that the controlling shareholder or companies under its control holds less than 50% of the referred common shares.

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

Preemptive Rights

Each shareholder of Ambev generally has preemptive rights to subscribe for new shares of Ambev in our capital increases (including in the issuance of stock purchase warrants or convertible bonds) in proportion to its shareholdings. A minimum 30-day period following the publication of the capital increase notice is given for the exercise of preemptive rights. However, according to the Brazilian Corporation Law, our Board of Directors is authorized to exclude preemptive rights or reduce the exercise period with respect to the issuance of new shares, debentures convertible into shares and subscription warrants if the distribution of those shares is effected through sale in a stock exchange transaction, through a public offering or through an exchange of shares in a public offering the purpose of which is to acquire control of another company. Preemptive rights may be purchased and sold by shareholders. Our bylaws provide that if the Board of Directors decides to increase our share capital within the limit of the authorized capital through sales in stock exchanges, public offerings or public tender offers, no preemptive rights will apply. In addition, Brazilian law provides that the grant or the exercise of stock options pursuant to certain stock option plans, such as our Stock Option Plan, is not subject to preemptive rights.

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

Disclosure of the Ownership and Trading of our Shares by Us, our Principal Shareholders, Directors and Officers or Members of our Fiscal Council or Any Technical or Advisory Committee

Pursuant to CVM rules, our directors and officers and members of our fiscal council or of any technical or advisory committee are required to disclose to us, to the CVM and to the B3 the number, type and manner of acquisition of any securities issued by us, or by our publicly held controlling shareholders and subsidiaries, as applicable, and held by them or any persons related to them (such as a spouse, companion or dependent). We must provide the information regarding the trade of any such securities to CVM within 10 days following the end of the month in which they were traded or the month in which the management members were elected. The individuals mentioned above must also disclose to us any securities issued by us that are owned or traded by entities directly or indirectly controlled by them.

Such information must include:

•	name and qualification of the person providing the information.
•	amount, price, type, class and other characteristics of the shares or other securities transferred.
•	form of transfer (private transaction, stock exchange transaction or otherwise).

Under Brazilian law, shareholders owning more than 5% of a company’s voting shares must publicly disclose their shareholder ownership to the CVM and to the Brazilian stock exchange. In addition, according to CVM Resolution No. 44, dated August 23, 2021, as amended (“CVM Resolution 44”), if any shareholder or any group of shareholders, acting together or representing the same interest, increases or decreases its participation in our capital stock directly or indirectly (including not only shares but also other securities and derivative instruments referenced to our shares, whether settled physically or financially) exceeding thresholds of 5% multiples (i.e., 5%, 10%, 15% etc.), this person or entity must immediately disclose its shareholder ownership to us in the terms mentioned above, including the reasons for and purpose of the transaction and information on any agreement regarding the exercise of voting rights or the purchase and sale of the securities.

After receiving such communication, we must disclose the change to CVM and the market. According to CVM Resolution 44, individual investment or disinvestment plans for direct or indirect controlling shareholders, members of any statutory governing bodies of a corporation, as well as any persons who, due to their responsibility, function or position in a listed company, its controlling company, subsidiaries or affiliates have potential access to insider information, are allowed, subject to certain requirements.

Other Significant Provisions of the Brazilian Corporation Law

The Brazilian Corporation Law, as applicable to us, also requires the following:

•	upon a sale of our control, the acquirer is required to launch a tender offer to purchase all minority voting shares at a price equal to at least 80% of the price per share paid for the controlling stake.
•	our delisting is subject to an administrative proceeding before the CVM, having as a condition the launching of a tender offer by the controlling shareholder or us for the acquisition of all our outstanding shares (defined as those owned by shareholders other than the controlling shareholder, its related parties, officers and directors as well as shares held in treasury) at their fair value, as determined by an independent appraiser. Shareholders holding more than two-thirds of the free float of shares must accept the tender offer or must expressly agree with the delisting (for this purpose, the free float of shares must be considered those held by shareholders that have either accepted the delisting or the offer).
•	in addition, according to the current rule, CVM Resolution No. 215 dated October 29, 2024 (“CVM Resolution 215”), if an acquisition by controlling shareholder or a person related to the controlling shareholders of outstanding shares leads to a reduction of the total free float of the same class and type to a level below 15%, a mandatory tender offer to ensure share dispersion is required for all the outstanding shares in that class.
•	members of our Board of Directors elected by non-controlling shareholders (in a separate voting mechanism) have the right to veto the choice of the independent auditor by the Board.
•	the chairman of any shareholders’ meeting or directors shall disregard any vote that is rendered against provisions of any shareholders’ agreement if that shareholders’ agreement has been duly filed with us, as is the case with the Shareholders’ Agreement.

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

Pepsi

See “Item 4. Information on the Company—B. Business Overview—Licenses—Pepsi.”

Red Bull

See “Item 4. Information on the Company—B. Business Overview—Licenses—Red Bull.”

Licensing Agreements with ABI

See “Item 4. Information on the Company—B. Business Overview—Licenses.”

Tax Benefits

Many states in Brazil offer tax benefits programs to attract investments to their regions. We participate in ICMS Tax benefit programs offered by various Brazilian states which may be in the form of presumed credits, tax rate reduction, calculation basis reduction, financing or subsidized loans, payment deferrals or partial reductions of tax payables. In return, taxpayers are required to meet certain conditions including, depending on the state, minimum tax collection, capital expenditures, production volumes, employment, among others. All of these conditions are included in specific agreements between Ambev and the state governments. In the event that we do not meet the program’s targets, benefits may be reduced or withdrawn.

Also, several states in Brazil have challenged the basis on which other states have granted incentives, alleging that such incentives may be unconstitutional. Thus, on August 8, 2017, Supplementary Law No. 160 (“Supplementary Law No. 160/2017”) was published authorizing the states and the Federal District to revalidate the tax benefits allegedly created without the approvals required under Brazilian tax laws and regulations by means of an interstate agreement. Under the provisions of Supplementary Law No. 160/2017, CONFAZ Interstate Agreement No. 190 was published on December 18, 2017, allowing the states to republish and reinstall the state tax benefits created up to August 8, 2017. The validation of such tax incentives, however, is not self-applicable and it depends on the fulfillment of certain conditions by the granting state. That is, in view of the Supplementary Law No. 160/2017 and CONFAZ Interstate Agreement No. 190/2017, the compliance by the states with the remission, amnesty and/or reinstitution requirements shall be assessed, especially regarding the registration and deposit of tax benefits and their deadline of enjoyment established by the Supplementary Law No. 160/2017. To the best of our knowledge, all tax benefits programs granted to Ambev have been republished and reinstalled by the granting state. Moreover, in August 2020, the Brazilian Supreme Court issued a binding decision (Extraordinary Appeal No. 628.075) ruling that tax credits granted by the states in the context of ICMS tax war shall be considered unconstitutional, except for the credits derived from tax benefits that have been complied with the validation process provided for in Supplementary Law No. 160/2017 and CONFAZ Interstate Agreement No. 190. See “Item 5. Operating and Financial Review and Prospects—B. Liquidity and Capital Resources—Sales Tax Deferrals and Other Tax Credits”, “Item 3. Key Information—D. Risk Factors” and “Item 8. Financial Information—A. . Consolidated Financial Statements and Other Financial Information.”

Under the approved tax reform, the ICMS tax benefits currently applicable to us will generally be maintained until 2032, after which they will no longer apply. Between 2029 and 2032, such benefits will be proportionally reduced in line with the gradual reduction of ICMS rates as part of the transition to the IBS. In the case of ICMS tax benefits granted to foster industrial activities for a fixed term and subject to conditions, the tax reform provides for a compensation mechanism during the transition period. Under this mechanism, the reduction of such benefits between 2029 and 2032 may be reimbursed to taxpayers through a compensation fund (Fundo de Compensação de Benefícios Fiscais), provided that certain legal and regulatory conditions are met. Detailed rules governing this compensation mechanism and the fulfillment of the applicable conditions are still subject to further regulation. The tax benefits applicable to transactions encompassing the Manaus Free Trade Zone, however, will be maintained.

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

Restrictions on the remittance of foreign capital abroad could hinder or prevent Banco Bradesco S.A., the custodian of Ambev’s ADS program(“Custodian”), or holders who have exchanged Ambev’s ADSs for Ambev’s shares, from converting dividend distributions, interest on shareholders’ equity or the proceeds from any sale of shares of Ambev into U.S. dollars and remitting such U.S. dollars abroad. Holders of Ambev’s securities traded in Brazil could be adversely affected by delays or difficulties to meet any regulatory requirement for conversions of payments in reais and remittances abroad.

Investors residing outside Brazil, including institutional investors, may either register their investments in securities in Brazil, (i) as a foreign direct investment under BCB Resolution 278; or (ii) as a portfolio investment under Joint Resolution No. 13, and CVM Resolution 13. Foreign investors, regardless of whether their investments regime, must be enrolled with the Brazilian Federal Revenue.

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

On the other hand, Foreign Portfolio Investment is the usual manner for foreign investor to invest in the Brazilian capital markets. Under the Foreign Portfolio Investment regime, investors may invest in all securities and financial assets and engage in all transactions available to investors resident in Brazil. With certain exceptions, Joint Resolution 13 allows investors to carry out various types of transactions in the Brazilian capital markets involving a security traded in a Brazilian stock or futures exchange, or through an organized over-the-counter market, but investors may not transfer the ownership of the investments made under such regulation to other non-Brazilian holders through private transactions.

Investments and remittances outside Brazil for gains, dividends, profits or other payments under Ambev’s securities are made in Brazilian Reais, which may be converted into a foreign currency upon the closing of a foreign exchange transaction executed with a local institution authorized to operate in the Brazilian foreign exchange market by the Brazilian Central Bank.

In addition, any foreign investor must also be registered with the Brazilian Federal Revenue (“RFB”), pursuant to Normative Ruling No. 2,172 of January 9, 2024, for individuals, and Normative Ruling No. 2,119 of December 6, 2022, for legal entities.

In order to be accredited to invest under the Foreign Portfolio Investment regime, the foreign investor must:

•	appoint at least one legal representative in Brazil, which can cumulatively provide the activities related to custody, intermediation and movement of funds related to the securities/financial assets invested.
•	engage a local custodian duly accredited with the CVM (which can be the legal representative appointed above, if licensed to provide such services) and hold a brokerage account with such custodian.
•	engage a local broker duly accredited with the Brazilian Central Bank and CVM (which can be the legal representative appointed above, if licensed to provide such services).
•	appoint a tax representative in Brazil.
•	be registered with the Brazilian Federal Revenue, to obtain the enrollment of taxpayer registration.
•	be registered as a foreign investor with the CVM.

The foreign investment in Ambev’s shares underlying the ADSs was registered by the Custodian on behalf of The Bank of New York Mellon, the depositary for the ADS programs of Ambev(“Depositary”), enabling the Custodian to convert dividends and other amounts distributed by Ambev into foreign currency and remit such proceeds outside Brazil to the Depositary.

If a holder of ADSs decides to exchange such ADSs for the underlying Ambev’s shares, the holder will be entitled to (i) order the selling of the underlying shares in the stock exchange and the remittance of the proceeds in U.S. dollars abroad, through execution of a foreign exchange transaction; (ii) convert its investment into a Foreign Portfolio Investment under Joint Resolution 13, or (iii) convert its investment into a Foreign Direct Investment under BCB Resolution 278. If a holder of ADSs wishes to convert its investment into either a Foreign Portfolio Investment or a Foreign Direct Investment in relation to the underlying shares, it should begin the process of obtaining the applicable registrations with the Brazilian Central Bank and/or with the CVM, as the case may be, in advance of exchanging the ADSs for Ambev’s shares. Investors also need to open a custody account with a custodian and a securities account with a securities broker, both licensed to operate in Brazil, if they wish to trade Ambev’s shares in the stock market in Brazil.

Under the current legislation, the Brazilian government may impose temporary restrictions on remittances of foreign capital abroad in the event of a serious imbalance or an anticipated serious imbalance of Brazil’s balance of payments. See “3. Key Information—D. Risk Factors—Risks Relating to Brazil and Other Countries in Which We Operate” and “3. Key Information—D. Risk Factors—Risks Relating to Our Common Shares and ADSs.”

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

On June 14, 2023, the Brazilian government issued Law No. 14,596 (“Law No. 14,596/2023”), which introduces changes to the legislation on corporate income tax and provides for new transfer pricing rules aiming to align the country’s rules with international standards as proposed by the OECD.

In essence, Law No. 14,596/2023 (i) is a result of an adaptation effort to conform the current transfer pricing rules to the OECD model which forsakes fixed criteria in favor of adopting the principle that transactions should be valued as if they had been carried out between unrelated parties, each acting in his own best interest (the Arm’s Length Principle); and (ii) brough forth express guidance in relation to some specific transactions. Specifically in relation to the concept of Privileged Tax Regime, further detailed, Law No. 14,596/2023 has a minimum threshold tax rate of 17%, a change from the minimum rate of 20% foreseen in the current rules.

Law No. 14,596/2023 started producing effects as of January 2024, except for taxpayers who have chosen to anticipate its effects to January 2023, as regulated by Normative Ruling No. 2,161, dated September 28, 2023. Normative Ruling No. 2,161/2023 also regulated the general aspects of Law No. 14,596/2023, as well as gave more details on the provision of law value-added intragroup services. Regulation on other specific sections of Law No. 14,596/2023 (i.e., financial transactions, intangibles, royalties etc.) will possibly be issued by the Brazilian RFB soon and we expect royalty rates applicable to our current license agreements to increase.

The summary below does not address tax issues that affect only the company, such as the deductibility of expenses.

Income Tax

Taxation of Dividends

Dividends paid by us, a Brazilian corporation, including our Company, to The Bank of New York Mellon in respect of the common shares underlying the respective ADSs, or to a Non-Brazilian Holder with respect to our common shares, are now subject to WHT at a rate of 10%, pursuant to Law No. 15,270/2025, effective as of January 1, 2026. This WHT also applies to dividends paid to individuals’ resident in Brazil when monthly payments exceed R$50,000, while dividends paid to Brazilian legal entities generally remain exempt. Dividends paid from profits generated before January 1, 1996, may be subject to WHT at variable rates according to the tax legislation applicable to each corresponding year.

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

Until December 31, 2016, the applicable general income tax rate for non-residents was 15%. Law No. 13,259/2016 increased the income tax rates applicable to gains derived by Brazilian individuals of up to 22.5%. Under Law No. 13,259/2016, the income tax rates applicable to Brazilian individuals’ capital gains are as follows: (i) 15% levied on gains of up to R$5 million, (ii) 17.5% levied on gains in excess of R$5 million up to R$10 million, (iii) 20% levied on gains in excess of R$10 million up to R$30 million and (iv) 22.5% levied on any gains exceeding R$30 million.

At the time, there was uncertainty around whether or not the new progressive income tax rates applied to Non-Brazilian Holders, because Law No. 13,259/2016 made express reference to the capital gains tax applicable to Brazilian resident individuals but did not mention capital gains tax in respect of non-residents.

Therefore, Non-Brazilian Holders are advised to consult their own tax advisors regarding the possible consequences of Law No. 13,259/2016 on the disposition of common shares.

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

There may be arguments to sustain that the withdrawal of ADSs in exchange for common shares does not generate a capital gain subject to Brazilian income tax; provided that on the receipt of the underlying common shares, the non-Brazilian holder complies with the regulatory rules observed in respect to the registration of the investment before the Brazilian Central Bank.

Gains realized by a Non-Brazilian Holder on a sale or disposition of our common shares carried out on the Brazilian stock exchange, which includes the transactions carried out on the organized over-the-counter market, are:

•	exempt from income tax when realized by a Non-Brazilian Holder that (1) has registered its investment in Brazil with the Brazilian Central Bank under the terms of Joint Resolution 13, which replaced CMN Resolution 4,373 (Foreign Portfolio Investment), and (2) is not resident or domiciled in a Low or Nil Taxation Jurisdiction, as defined below (it is controversial whether the exemption also applies to transactions carried out on the organized over-the-counter market).
•	in all other cases, subject to income tax at a rate of up to 25%, depending on the type of investor and its location.

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

Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes

According to Law No 9,430/1996, as amended, a Low or Nil Taxation Jurisdiction is a country or location that (1) does not impose taxation on income, (2) imposes income tax at a maximum rate lower than 17%, as amended by Law No. 14,596/2023 (until then, the applicable rate was 20%), or (3) imposes restrictions on the disclosure of shareholding composition or the ownership of the investment or the ultimate beneficiary of earnings attributed to non-residents.

On June 24, 2008, and with effect as of January 1, 2009, Law No. 11,727/2008 created the concept of Privileged Tax Regime, in connection with transactions subject to Brazilian transfer pricing rules and also applicable to thin capitalization/cross border interest deductibility rules, which is broader than the concept of a Low or Nil Tax Jurisdiction. Pursuant to Law No. 11,727/2008, a jurisdiction will be considered a Privileged Tax Regime if it: (1) does not tax income or taxes it at a maximum rate lower than 17%, as amended by Law No. 14,596/2023; (2) grant tax advantages to a non-resident entity or individual (i) without the need to carry out a substantial economic activity in the country or a said territory or (ii) conditioned to the non-exercise of a substantial economic activity in the country or a said territory; (3) does not tax or tax proceeds generated abroad at a maximum rate lower than 17%, as amended by Law No. 14,596/2023; or (4) restricts the ownership disclosure of assets and ownership rights or restricts disclosure about economic transactions carried out.

In addition, on June 4, 2010, the Brazilian tax authorities enacted Normative Ruling No. 1,037 listing (i) the countries and jurisdictions considered Low or Nil Tax Jurisdictions and (ii) the Privileged Tax Regimes. Normative Ruling 1,037 was updated to reflect the threshold changes previously mentioned, pursuant to Normative Ruling No. 2,265, dated May 9, 2025.

However, under the current legal framework it is still debatable whether the Privileged Tax Regime should apply solely to transactions subject to Brazilian transfer pricing and/or thin capitalization/cross border interest deductibility rules. Accordingly, there is no assurance that Brazilian tax authorities will not attempt to apply such regime to other types of transactions. Prospective purchasers should consult with their own tax advisors regarding the consequences of the implementation of Law No. 11,727/2008, Normative Ruling No. 1,037 and of any related Brazilian tax laws or regulations concerning Nil or Low Tax Jurisdictions and Privileged Tax Regimes.

Distributions of Interest on Shareholders’ Equity

In accordance with Law No. 9,249/1995, Brazilian corporations may make payments to shareholders characterized as distributions of interest on their shareholders’ equity (as an alternative to carrying out dividend distributions). Such interest is calculated by multiplying the Brazilian long-term interest rate (“TJLP”), as determined by the Brazilian Central Bank from time to time, by the sum of the determined Brazilian company’s net equity accounts.

Pursuant to Supplementary Law No. 224/2025, interest on shareholders’ equity declared as from January 2026 are subject to Brazilian WHT at the rate of 17.5% (until then, the applicable rate was 15%). Brazilian WHT at the rate of 25% may apply if the Non-Brazilian Resident is domiciled in a Low or Nil Taxation Jurisdictions, as defined above, or where applicable local laws impose restrictions on the disclosure of the shareholding composition or the ownership of investments or the ultimate beneficial owner of the income derived from transactions carried out and attributable to a Non-Brazilian Holder. As mentioned in “—Discussion on Low or Nil Taxation Jurisdictions and Privileged Tax Regimes,” the Brazilian federal government reduced to 17% the maximum income tax rate that may be imposed by a given jurisdiction for the purpose of characterization of a Low or Nil Taxation Jurisdiction, as long as the country complies with international tax transparency standards.

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

On December 29, 2023, Law No. 14,789/2023 was sanctioned, to be effective as from January 1, 2024, onwards. The law provided relevant changes in the federal taxation, including changes on the deductibility of Interest on Shareholders’ Equity payout, limiting the Net Equity’s accounts that could be considered for the calculation of a fully deductible IOC (for example, the Tax Incentives Reserve was excluded from the list of eligible Net Equity accounts).

Tax on Foreign Exchange Transactions (IOF/Exchange Tax)

Brazilian Decree No. 6,306/2007 imposes a Tax on Foreign Exchange Transactions, or “IOF/Exchange,” on the conversion of reais into foreign currency (e.g., for purposes of remitting funds outside Brazil or making investments into Brazil), and on the conversion of foreign currency into reais. As of June 11, 2025, the general IOF/Exchange rate applicable to almost all foreign currency exchange transactions is 3.5%, although other rates may apply in particular operations, such as:

•	inflow related to transactions carried out in the Brazilian financial and capital markets, including investments in our common shares by foreign investors (including a Non-Brazilian Holder, as applicable) which register their investment under the applicable rules for investing in Brazil, zero.
•	outflow related to the return of the investment mentioned under the first bulleted item above, zero.

•	outflow related to the payment of dividends and interest on shareholders’ equity in connection with the investment mentioned under the first bulleted item above, zero.

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

This discussion does not describe all of the U.S. federal income tax considerations that may be applicable to U.S. Holders in light of their particular circumstances or U.S. Holders subject to special treatment under U.S. federal income tax law, such as:

o	banks, insurance companies and other financial institutions.
o	tax-exempt entities.
o	real estate investment trusts.
o	regulated investment companies.
o	dealers or traders in securities.
o	certain former citizens or residents of the United States.
o	persons that elect to mark their securities to market.

o	persons holding our common shares or ADSs as part of a “straddle,” conversion, constructive sale or other integrated transaction.
o	persons that have a functional currency other than the U.S. dollar.
o	persons that actually or constructively own 10% or more of our equity (by vote or value).

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

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our common shares or ADSs that is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States.
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia.
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source.
•	a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons for all substantial decisions, or (ii) that has validly elected to be treated as a United States person under the applicable Regulations.

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

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs, such holder will be subject to special tax rules, regardless of whether we continue to be treated as a PFIC, with respect to any “excess distribution” that such holder receives and any gain such holder realizes from a sale or other disposition (including a pledge) of our common shares or ADSs, unless such holder makes a certain election as discussed below. Any distribution made to a U.S. Holder in a taxable year that is greater than 125% of the average annual distributions made to such holder during the shorter of the three preceding taxable years or such holder’s holding period for the common shares or ADSs will be treated as an excess distribution. Under these special tax rules:

•	the excess distribution or gain will be allocated ratably over such holder’s holding period for the common shares or ADSs.
•	amounts allocated to the current taxable year and any taxable years in such holder’s holding period prior to the first taxable year in which we are classified as a PFIC (a “pre-PFIC year”) will be taxable as ordinary income.
•	amounts allocated to each prior taxable year, other than the current taxable year or a pre-PFIC year, will be subject to tax at the highest tax rate in effect applicable to such holder for that year, and such amounts will be increased by an additional tax equal to interest on the resulting tax deemed deferred with respect to such years.

If we are a PFIC for any taxable year during which a U.S. Holder holds our common shares or ADSs and any of our non-U.S. subsidiaries are also PFICs, such holder will be treated as owning a proportionate amount (by value) of the shares of each such non-U.S. subsidiary classified as a PFIC for purposes of the application of these rules.

Based on our income, assets and activities and the value of our ADSs, we do not believe that we were a PFIC for our taxable year ending December 31, 2025, and we do not expect to be classified as a PFIC in foreseeable future taxable years. Nevertheless, because the determination as to whether or not we are a PFIC is a factual determination made at the close of the applicable tax year, there can be no assurance that we will not be a PFIC for the current taxable year, or any past or future taxable years. Although we do not anticipate becoming a PFIC, changes in the nature of our income or assets, or fluctuations in the market price of our ADSs, may cause us to become a PFIC for the current taxable year and future taxable years.

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

Foreign Asset Reporting

Individual and certain other non-corporate U.S. Holders may be required to submit to the Service certain information with respect to their beneficial ownership of the common shares or ADSs. A U.S. Holder may also be subject to penalties if such holder is required to submit such information to the Service and fails to do so. U.S. Holders should consult their tax advisors regarding any foreign asset reporting requirements.

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

H.        Where You Can Find More Information (Documents on Display)

We are subject to the informational reporting requirements of the Exchange Act, and file with or furnish to the SEC, as applicable, the following documents that apply to foreign private issuers:

•	annual reports on Form 20-F.
•	certain other reports on Form 6-K containing the information that we make public under Brazilian law, file with the Brazilian stock exchanges or distribute to shareholders.
•	other information.

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

As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements and will not be required to file proxy statements with the SEC, and our principal shareholders will be exempt from the reporting and “short swing” profit recovery provisions contained in Section 16 of the Exchange Act.

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

We produce approximately 70% of our consolidated malt needs and approximately 6% of our guaraná requirement. The remainder and all other commodities are purchased from third parties. We believe that adequate supplies of the commodities we use are available at the present time, but we cannot predict the future availability of these commodities or the prices we will have to pay for such commodities. The commodity markets have experienced and will continue to experience price fluctuations. We believe that the future price and supply of agricultural materials will be determined by, among other factors, the level of crop production, weather conditions, export demand, and government regulations and legislation affecting agriculture, and that the price of aluminum and sugar will be largely influenced by international market prices. See “Item 4. Information on the Company—B. Business Overview—Sources and Availability of Raw Materials.”

All of the hops we purchase in the international markets outside of South America are paid for in U.S. dollars. In addition, although we purchase aluminum cans and sugar in Brazil, their prices are directly influenced by the fluctuation of international commodity prices.

As of December 31, 2025, our derivative activities consisted of sugar, wheat, aluminum, corn and resin derivatives. The table below provides information about our significant commodity risk sensitive instruments as of December 31, 2025. The contract terms of these instruments have been categorized by expected maturity dates and are measured at market prices.

	Maturity Schedule of Commodities Derivatives as of December 31, 2025
Derivative Instruments	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
	(in R$ million, except price per ton/gallon/barrel/gigajoule)
Sugar Derivatives:
Notional Amount	301.8	71.6	0.0	0.0	0.0	0.0	373.3	-60.9
Average Price (R$/ton)	2,262.96	1,903.39	0.00	0.00	0.00	0.00	2,194.04
Wheat Derivatives:
Notional Amount	238.1	0.0	0.0	0.0	0.0	0.0	238.1	-11.6
Average Price (R$/ton)	1,077.58	0.00	0.00	0.00	0.00	0.00	1,077.58
Aluminum Derivatives:
Notional Amount	3,725.5	0.0	0.0	0.0	0.0	0.0	3,725.5	537.6
Average Price (R$/ton)	14,110.27	0.00	0.00	0.00	0.00	0.00	14,110.27
Corn Derivatives:
Notional Amount	407.5	2.8	0.0	0.0	0.0	0.0	410.3	-10.2
Average Price (R$/ton)	1,211.82	1,034.61	0.00	0.00	0.00	0.00	1,210.63
Resin Derivatives:
Notional Amount	328.1	0.0	0.0	0.0	0.0	0.0	328.1	6.6
Average Price (R$/ton)	4,837.22	0.00	0.00	0.00	0.00	0.00	4,837.22

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

The table below provides information about our significant interest rate sensitive instruments. For variable interest rate debt, the rate presented is the weighted average rate calculated as of December 31, 2025. The contract terms of these instruments have been categorized by expected maturity dates:

	Maturity Schedule of Debt Portfolio as of December 31, 2025
Debt Instrument	2026	2027	2028	2029	2030	Thereafter	Total
	(in R$ million, except percentages)
International Debt:
Other Latin America Currency Floating Rate	150.9	153.2	73.1	51.5	199.9		628.5
Average Pay Rate	11.73	11.73	11.73	11.73	11.73
Other Latin America Currency Fixed Rate
Average Pay Rate
US$ Fixed Rate	3.26	6.49					9.7
Average Pay Rate	2.39	2.39
US$ Floating Rate
Average Pay Rate
CAD Fixed Rate	127.7	80.1	52.8	42.3	11.9		314.8
Average Pay Rate	5.43	5.43	5.43	5.43	5.43
CAD Floating Rate
Average Pay Rate
Reais Denominated Debt Floating Rate – TR & TJLP:
Notional Amount	16.1	17.6	19.2	21.0	23.0		96.9
Average Pay Rate	9.56	9.56	9.56	9.56	9.56
Reais Debt - ICMS Fixed Rate:
Notional Amount	135.5	104.8	54.5	5.6		11.2	311.6
Average Pay Rate	2.87	2.87	2.87	2.87		2.87
Reais Debt - Fixed Rate (Leasings):
Notional Amount	734.0	510.1	399.7	132.8	78.6	170.2	2,025.4
Average Pay Rate	11.73	11.73	11.73	11.73	11.73	11.73
Reais Debt - Fixed Rate (BNDES & Finep):
Notional Amount
Average Pay Rate
Total Debt	1,167.3	872.2	599.3	253.2	313.5	181.4	3,386.9

Part of the floating rate debt accrues interest at TJLP. During the period set forth below the TJLP was:

	2025	2024	2023
4th Quarter	9.07	7.43	6.55
3rd Quarter	8.96	6.91	7.00
2nd Quarter	8.65	6.67	7.28
1st Quarter	7.97	6.53	7.37

We have not experienced, and do not expect to experience, difficulties in obtaining financing or refinancing existing debt.

Foreign Exchange Risk

We are exposed to fluctuations in foreign exchange rate movements because a significant portion of our operating expenses, in particular those related to hops, malt, sugar, aluminum and corn, are also denominated in or linked to the U.S. dollar. We enter into derivative financial instruments to manage and reduce the impact of changes in foreign currency exchange rates in respect of our U.S. dollar-denominated debt. From January 1, 2023, until December 31, 2025, the U.S. dollar appreciated 5.5% against the real, and, as of December 31, 2025, the selling rate for purchasing U.S. dollars was R$5.50 per US$1.00. In 2023 and 2024, the U.S. dollar depreciated 7.2% and appreciated 27.9% against the real, respectively. In 2025, the U.S. dollar depreciated 11.1% against the real.

Our foreign currency exposure gives rise to market risks associated with exchange rate movements, mainly against the U.S. dollar. Foreign currency-denominated liabilities on December 31, 2025, included debt of R$953.0 million.

As of December 31, 2025, derivative activities consisted of foreign currency forward contracts, foreign currency swaps and future contracts. The table below provides information about our significant foreign exchange rate risk sensitive instruments as of December 31, 2025. The contract terms of these instruments have been categorized by expected maturity dates.

	Maturity Schedule of Foreign Exchange Derivatives as of December 31, 2025
Derivatives Instruments(1)	2026	2027	2028	2029	2030	Thereafter	Total	Fair Value
	(in R$ million, except percentages)
BM&F Dollar Futures:
Notional Amount	1,125.3	0.0	0.0	0.0	0.0	0.0	1,125.3	-1.7
Average Unit Price	6.59	0.00	0.00	0.00	0.00	0.00	6.59
OPTION US$ x R$:
Notional Amount	879.0	426.0	0.0	0.0	0.0	0.0	1.305.0	-82.6
Average Unit Price	6.49	6.69	0.00	0.00	0.00	0.00	6.55
NDF US$ x R$:		-	-	-	-	-
Notional Amount	7,746.1	0.0	0.0	0.0	0.0	0.0	7,746.1	-353.2
Average Unit Price	6.47	0.00	0.00	0.00	0.00	0.00	6.47
NDF CAD x US$:		-	-	-	-	-
Notional Amount	1,723.1	0.0	0.0	0.0	0.0	0.0	1,723.1	-12.4
Average Unit Price	5.53	0.00	0.00	0.00	0.00	0.00	5.53
NDF ARS x US$:		-	-	-	-	-
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Unit Price	0.00	0.00	0.00	0.00	0.00	0.00	0.00
NDF CLP x US$:		-	-	-	-	-
Notional Amount	869.7	148.9	0.0	0.0	0.0	0.0	1,018.6	-43.5
Average Unit Price	5.75	5.58	0.00	0.00	0.00	0.00	5.72
NDF UYU x US$:		-	-	-	-	-
Notional Amount	227.9	34.6	0.0	0.0	0.0	0.0	262.5	-14.4
Average Unit Price	6.11	5.78	0.00	0.00	0.00	0.00	6.06
NDF BOB x US$:		-	-	-	-	-
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Unit Price	0.00	0.00	0.00	0.00	0.00	0.00	0.00
NDF PYG x US$:		-	-	-	-	-
Notional Amount	962.1	104.7	0.0	0.0	0.0	0.0	1,066.9	-151.5

Average Unit Price	6.76	6.03	0.00	0.00	0.00	0.00	6.69
NDF MXN x US$:		-	-	-	-	-
Notional Amount	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Average Unit Price	0.00	0.00	0.00	0.00	0.00	0.00	0.00

(1) Negative notional amounts represent an excess of liabilities over assets at any given moment.

ITEM 12.	Description of Securities Other Than Equity Securities

A. Debt Securities

Not Applicable.

B. Warrants and Rights

Not Applicable.

C. Other Securities

Not Applicable.

D.        American Depositary Shares

The Bank of New York Mellon, or the Depositary, is the depositary of the Ambev shares in accordance with the Deposit Agreement, dated July 9, 2013, as amended on December 23, 2023, entered into among Ambev, The Bank of New York Mellon, as depositary, and all owners from time to time of ADSs of Ambev, or the Depositary Agreement. A copy of this Depositary Agreement is filed as an exhibit to this annual report on Form 20−F.

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

The Depositary made payments to us totaling US$ 1,132,504.12 during 2025. These payments were used for ADS program-related purposes, including: (1) the preparation and distribution of proxy materials; (2) the preparation and distribution of marketing and investor communications materials; (3) investor relations efforts and services, including consulting support, investor targeting and CRM platforms and other IR tools, and non-deal roadshows and investor conferences, including related travel and lodging and (4) other investor relations efforts, legal and audit fees.

PART II

ITEM 13.	Default, Dividends Arrearages and Delinquencies

Not Applicable.

ITEM 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

Not Applicable.

157

ITEM 15.	Controls and Procedures

A.        Disclosure Controls and Procedures

The Company has carried out an evaluation, as of December 31, 2025, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures under the supervision and with the participation of the Company’s management, which is responsible for the management of the internal controls, including the Chief Executive Officer and Chief Financial Officer. While there are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures, the Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Based upon the Company’s evaluation, as of December 31, 2025, the Chief Executive Officer and Chief Financial Officer of the Company have concluded that the disclosure controls and procedures are (1) effective at the reasonable assurance level in ensuring that information required to be disclosed in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the commissions’ rules and forms and (2) effective at the reasonable assurance level in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Therefore, effective control over financial reporting cannot, and does not, provide absolute assurance of achieving our control objectives. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The effectiveness of our internal control over financial reporting as of December 31, 2025, is based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations (COSO) of the Treadway Commission. Based on those criteria, management has concluded that as of December 31, 2025, the Company’s internal control over financial reporting is effective.

C.        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2025, has been audited by PricewaterhouseCoopers Auditores Independentes Ltda., the Company’s independent registered public accounting firm. Their integrated report, is included in our audited consolidated financial statements included in this Form 20-F.

D.        Changes in Internal Control over Financial Reporting

During the period covered by this annual report, we have advanced the implementation of a new version of our main enterprise resource planning (ERP) system—S4 Hana, a SAP platform—in our Brazilian and Dominican operations and updated certain financial processes impacting our internal control over financial reporting to align with the upgraded system functionality. Except for the foregoing, there have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a Code of Business Conduct (as defined under the rules and regulations of the SEC) that applies to our principal executive officer, principal financial officer and principal accounting officer, among others. Our Code of Business Conduct has been incorporated by reference to this annual report and was approved by our Board of Directors on August 30, 2013, and amended on May 16, 2017, on December 21, 2020, and on December 11, 2024 (though Old Ambev already had a Board-approved Code of Business Conduct since 2003). If the provisions of the code that apply to our principal executive officer, principal financial officer or principal accounting officer are amended, or if a waiver is granted, we will disclose such amendment or waiver.

Item 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Auditor Fees

PricewaterhouseCoopers Auditores Independentes Ltda., or PwC, acted as our independent auditor for the fiscal years ended December 31, 2025, and 2024. The table below sets forth the total amount were billed by PwC in 2025 and 2024 for services performed in those years, and breaks down the amount by category of service:

	Year Ended December 31, 2025	Year Ended December 31, 2024
	(in R$ thousand)
Audit fees	20,471	16,762
Audit-related fees	-	-
Tax fees	-	-
All other fees	580	553
Total	21,051	17,315

Audit Fees

Audit fees are fees billed for the audit of our consolidated financial statements and for the reviews of our quarterly financial statements in connection with statutory and regulatory filings or engagements (including audit of our subsidiaries for consolidated purposes).

During the fiscal years ended December 31, 2025 and 2024, Grant Thornton Auditores Independentes Ltda. acted as our additional auditor in connection with our regulatory filings due under Brazilian regulation for this period.

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

Independent Registered Public Accounting Firm

Our audited consolidated financial statements as of December 31, 2025 and 2024, and for the years ended December 31, 2025, 2024 and 2023 have been audited by PricewaterhouseCoopers Independentes Ltda., São Paulo, Brazil, independent registered public accounting firm. The office of PricewaterhouseCoopers Auditores Independentes Ltda. is located at Avenida Brigadeiro Faria Lima, 3732, São Paulo, Brazil. It is a member of the São Paulo State Regional Board of Accountants (Conselho Regional de Contabilidade) and the Public Company Accounting Oversight Board (PCAOB), and its registration numbers are SP-2SP0001/O-5 and 1351, respectively.

Pre-Approval Policies and Procedures

We have adopted pre-approval policies and procedures under which all audit and non-audit services provided by contracted external auditors must be pre-cleared by the Fiscal Council, which performs the duties of an audit committee for the purposes of the Sarbanes-Oxley Act of 2002, in accordance with Rule 10A-3(c)(3). The Fiscal Council adopts a list of services and amount limits for contracting for each external auditor under terms included in a “basic list,” which is in turn approved by the Board of Directors. Any services provided from such list are deemed “pre-approved” for purposes of the Sarbanes-Oxley Act of 2002. The Fiscal Council periodically receives from our chief financial officer a summary report on the progress of the pre-approved services rendered and the corresponding fees duly authorized. Any services which are not included in such require a prior favorable opinion of our Fiscal Council. Our policy also contains a list of services which cannot be rendered by our external auditors.

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

As disclosed under “Item 7. Major Shareholders and Related Party Transactions—A. Major Shareholders—Control,” we have purchased a number of our shares during the period covered by this annual report.

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

Month	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Be Purchased Under Publicly Announced Plans or Programs
February-2026	0	0	Not Specified	Not Specified
January-2026	0	0.00	Not Specified	Not Specified
December-2025	0	0.00	Not Specified	Not Specified
November-2025	17,210	13.77	Not Specified	Not Specified
October-2025	0	0.00	Not Specified	Not Specified
September-2025	0	0.00	Not Specified	Not Specified
August-2025	0	0.00	Not Specified	Not Specified
July-2025	0	0.00	Not Specified	Not Specified
June-2025	0	0.00	Not Specified	Not Specified
May-2025	0	0.00	Not Specified	Not Specified
April-2025	0	0.00	Not Specified	Not Specified
March-2025	23,016	13.33	Not Specified	Not Specified
February-2025	0	0.00	Not Specified	Not Specified
January-2025	0	0.00	Not Specified	Not Specified
December-2024	0	0.00	Not Specified	Not Specified
November-2024	0	0.00	Not Specified	Not Specified
October-2024	0	0.00	Not Specified	Not Specified
September-2024	10,345	12.87	Not Specified	Not Specified
August-2024	0	0.00	Not Specified	Not Specified
July-2024	0	0.00	Not Specified	Not Specified
June-2024	0	0.00	Not Specified	Not Specified
May-2024	0	0.00	Not Specified	Not Specified
April-2024	0	0.00	Not Specified	Not Specified
March-2024	2,828	12.45	Not Specified	Not Specified
February-2024	0	0.00	Not Specified	Not Specified
January-2024	0	0.00	Not Specified	Not Specified
December-2023	41,481	13.74	Not Specified	Not Specified
November-2023	0	0.00	Not Specified	Not Specified
October-2023	0	0.00	Not Specified	Not Specified
September-2023	0	0.00	Not Specified	Not Specified
August-2023	0	0.00	Not Specified	Not Specified
July-2023	0	0.00	Not Specified	Not Specified
June-2023	780,900	15.27	Not Specified	Not Specified
May-2023	482,575	14.66	Not Specified	Not Specified
April-2023	0	0.00	Not Specified	Not Specified
March-2023	65,001	13.47	Not Specified	Not Specified
February-2023	0	0.00	Not Specified	Not Specified
January-2023	0	0.00	Not Specified	Not Specified

(1)	May differ from total number of shares purchased as they do not include all shares acquired from employees under the stock ownership program.

Item 16F.	Change in Registrant’s Certifying Accountant

Not Applicable.

Item 16G.	CORPORATE GOVERNANCE

The principal differences between the NYSE corporate governance standards and our corporate governance practices are referred to in “Item 6. Directors, Senior Management and Employees—C. Board Practices—Differences Between the United States and Brazilian Corporate Governance Practices.”

166

Item 16H.	MINE SAFETY DISCLOSURE

Not Applicable.

167

ITEM 16I.	Disclosure Regarding Foreign Jurisdictions That Prevent Inspections

Not Applicable.

Item 16J.	Insider Trading Policies

Since March 1, 2013, we have adopted a Manual on Disclosure and Use of Information and Securities Trading Policies, which sets forth policies and procedures governing the purchase, sale, and other dispositions of our securities by directors, member of senior management, and employees, and is reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, as well as any listing standards applicable to us. A copy of our policy is attached as Exhibit 11.2 to this annual report.

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

To date, we have not identified any risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect us or our business strategy, results of operations or financial condition. See “Item 3. Key Information—D. Risk Factors—Risks Relating to Our Operations— Information technology failures, including failures to implement upgrades and new technologies effectively or those that affect the privacy and security of customers and business information, could disrupt our operations.”

Cybersecurity Governance

Our management plays an active role in assessing and managing material risks from cybersecurity threats. Our Technology Operations Director and our Information Technology Vice-President Officer lead efforts to identify, analyze and manage cybersecurity threats and incidents, leveraging their experience and qualifications. Our Technology Operations Director has over 14 years’ experience in cybersecurity. Before joining Ambev, he worked as Head of Cybersecurity for one of the biggest health care companies in the world. He holds a bachelor’s degree in information security, Master of Business Administration degrees in cybersecurity and business management, CISSP, CCISO and CISM certifications and completed an extension course in Information Security at the Massachusetts Institute of Technology. Our Information Technology Vice-President Officer has almost 20 years’ experience in cybersecurity in private sector. Before joining Ambev, he served as Technology, Solutions Architecture and Customer Solutions Director at a Global Tech Company and was also part of the Enterprise Architecture department at an automobile company in Belgium. He also holds a degree in computer science from Universidade de Campinas – UNICAMP and a degree in Innovation and Entrepreneurship from the Vlerick Leuven-Gent Management School. For further information on our Information Technology Vice-President Officer, see “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Officers.”

The Technology Operations Director and the Information Technology Vice-President Officer are supported by a team of professionals, including both legal experts and technical professionals who are well-versed in the detection, assessment and mitigation of cybersecurity incidents and events and whose job function is dedicated, in whole or in part, to cybersecurity risk management.

We have also established a cross-functional Privacy and Cybersecurity Committee, led by our Legal & Compliance Vice-President Officer, to coordinate and align effective cybersecurity governance, assessment and reporting. The Privacy and Cybersecurity Committee is composed of the Vice Presidents of Legal and Compliance, and Technology, as well as the Directors of Technology, Cybersecurity, Compliance and Digital Ethics, and Internal Controls, and other internal technical and legal experts. This committee is responsible for making strategic decisions to ensure the alignment of privacy, data protection, cybersecurity, and AI governance programs with the Company’s objectives. Its duties include setting goals, approving key performance indicators, prioritizing actions, allocating resources, supporting the Data Protection Officer (DPO), evaluating high-risk decisions, and approving related policies. Additionally, the Committee reviews cybersecurity incidents to assess materiality and disclosure obligations.

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

171

PART III

ITEM 17.	Financial Statements

Our audited consolidated financial statements, together with the audit report of the Independent Registered Public Accounting Firm thereon, are filed as part of this annual report, starting on page F-1 hereto, following the signature pages.

ITEM 18.	Financial Statements

See “Item 17.—Financial Statements.”

173

ITEM 19.	Exhibits
1.1	Restated Bylaws of Ambev S.A. (English-language translation) (incorporated by reference to the report on Form 6-K furnished by Ambev on May 1, 2024). https://www.sec.gov/Archives/edgar/data/1565025/000129281424001755/abev20240430_6k.htm
2.1	Deposit Agreement among Ambev S.A., The Bank of New York Mellon, as Depositary, and all Owners and Holders from time to time of American Depositary Shares, representing Common Shares (incorporated by reference to Exhibit 4.1 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex41.htm
2.2	Description of Securities Registered under Section 12 of the Exchange Act.
3.1	Shareholders’ Agreement of Ambev S.A., dated April 16, 2013, effective as of July 2, 2019, among Fundação Antonio e Helena Zerrenner Instituição Nacional de Beneficência, Interbrew International GmbH, AmBrew S.A. and Ambev S.A. (English-language translation) (incorporated by reference to Exhibit 9.2 to Form F-4 filed by Ambev on June 28, 2013). https://www.sec.gov/Archives/edgar/data/1565025/000119312513276352/d529201dex92.htm
3.2	Voting Agreement between Stichting Anheuser-Busch InBev, Fonds Baillet Latour SPRL and Fonds Voorzitter Verhelst SPRL, effective November 1, 2015 (incorporated by reference to Exhibit 2.36 to Amendment No. 15 to Schedule 13D filed by former AB InBev on March 9, 2016). https://www.sec.gov/Archives/edgar/data/1140467/000119312516498533/d12366dex99236.htm
3.3	Amended and Restated Shareholders’ Agreement, dated April 27, 2023, among BRC S.à.R.L., Eugénie Patri Sébastian S.A., EPS Participations S.à.R.L., Rayvax Société d’Investissements S.A. and Stichting Anheuser-Busch InBev (incorporated by reference to Exhibit 2.2 to Schedule 13D filed by AB InBev on May 2, 2023). https://www.sec.gov/Archives/edgar/data/1301486/000119312523132497/d142585dex22.htm
3.4	Voting and Support Agreement relating to Anheuser-Busch InBev SA/NV, dated October 8, 2016, among Stichting Anheuser-Busch InBev, Altria Group, Inc., BEVCO Ltd. and Anheuser-Busch InBev SA/NV (incorporated by reference to Exhibit 2.4 to Anheuser Busch InBev SA/NV’s Schedule 13D filed by BRC S.à.R.L. on November 2, 2016). https://www.sec.gov/Archives/edgar/data/1301486/000119312516757125/d276200dex9924.htm
8.1	List of Material Subsidiaries of Ambev S.A.
11.1	Code of Business Conduct dated August 30, 2013, and amended on May 16, 2017, on December 20, 2020, and on December 11, 2024 (English-language translation).
11.2	Manual on Disclosure and Use of Information and Securities Trading Policies for Ambev S.A., dated March 1, 2013, and amended on August 27, 2014, on March 28, 2016, on May 15, 2019, on October 13 and 14, 2021, and on October 29, 2025 (English-language translation). https://www.sec.gov/Archives/edgar/data/1565025/000129281425003692/abev20251028_6k1.htm
12.1	Principal Executive Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Principal Financial Officer Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Principal Executive Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Principal Financial Officer Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Ambev S.A. Clawback Policy Regarding the Recovery of Erroneously Awarded Incentive-Based Compensation, effective as of December 1st, 2023. 101.INS Inline XBRL Instance Document.

101.SCH	Inline XBRL Taxonomy Extension Schema.

101.CAL	Inline XBRL Taxonomy Extension Schema Calculation Linkbase.

101.DEF	Inline XBRL Taxonomy Extension Schema Definition Linkbase.

101.LAB	Inline XBRL Taxonomy Extension Schema Label Linkbase.

101.PRE	Inline XBRL Taxonomy Extension Schema Presentation Linkbase.

104	Cover page interactive data (embedded within the Inline XBRL document).

175

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

AMBEV S.A.

By: /s/ Carlos Eduardo Klutzenschell Lisboa
Name: Carlos Eduardo Klutzenschell Lisboa
Title: Chief Executive Officer

By: /s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Name: Guilherme Fleury de Figueiredo Ferraz Parolari
Title: Chief Financial Officer

Date: March 3, 2026.

SUMMARY

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Ambev S.A.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of Ambev S.A. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated income statements, statements of comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Tax Contingencies and Uncertain Tax Treatments

As described in Note 27.2 to the consolidated financial statements, the Company has disclosed contingencies and uncertain tax treatments related to tax litigations of R$ 30,686.6 million and R$ 72,201.3 million, respectively, as of December 31, 2025. The Company discloses contingencies and uncertain tax treatments related to tax litigations in the consolidated financial statements when (i) the likelihood of loss of these lawsuits are classified as possible by management and (ii) in case of income taxes pending litigations, management determines that it is probable that taxation authorities will accept the uncertain tax treatment, and for which there are no provisions.

The principal considerations for our determination that performing procedures relating to tax contingencies and uncertain tax treatments are a critical audit matter are (i) the significant judgments by management when assessing the likelihood of a loss and when determining whether a reasonable estimate of the loss and possible outcomes for each claim can be made, and (ii) a high degree of auditor judgment, effort and subjectivity, including the use of professionals with specialized skill and knowledge, in performing procedures and evaluating audit evidence related to management's assessment of the losses associated with tax contingencies and uncertain tax treatments.

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

/s/ PricewaterhouseCoopers Auditores Independentes Ltda.

São Paulo, Brazil

March 3, 2026

We have served as the Company’s auditor since 2019.

AMBEV S.A.

CONSOLIDATED INCOME STATEMENTS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2025	2024	2023

Net sales	6	88,242.5	89,452.7	79,736.9
Cost of sales	10	(42,864.1)	(43,615.1)	(39,291.6)
Gross profit		45,378.4	45,837.6	40,445.3

Distribution expenses		(10,928.9)	(11,557.1)	(10,750.6)
Commercial expenses		(8,348.1)	(8,634.2)	(7,412.5)
Administrative expenses		(5,862.9)	(6,201.1)	(5,273.7)
Other operating income/(expenses)	7	2,435.9	2,457.3	2,028.9
Exceptional items	8	643.3	(100.8)	(206.4)
Income from operations		23,317.7	21,801.7	18,831.0

Finance income	11	2,216.6	2,423.7	2,085.6
Finance expenses	11	(4,410.7)	(4,028.4)	(4,918.9)
Other net financial results	11	(1,807.7)	(713.6)	(776.5)
Net financial results		(4,001.8)	(2,318.3)	(3,609.8)

Share of results of associates and joint ventures		105.8	3.9	(185.3)
Income before income tax		19,421.7	19,487.3	15,035.9

Income tax expenses	13	(3,433.3)	(4,640.4)	(75.5)
Net income		15,988.4	14,846.9	14,960.4

Attributable to:
Equity holders of Ambev		15,503.4	14,437.2	14,501.9
Non-controlling interest		485.0	409.7	458.5

Basic earnings per share – common – R$	12	0.9927	0.9176	0.9211
Diluted earnings per share – common – R$	12	0.9885	0.9129	0.9156

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	2025	2024	2023

Net income	15,988.4	14,846.9	14,960.4

Items that may be subsequently reclassified to profit or loss:
Exchange differences on the translation of foreign operations (gains/(losses))
Investment hedges – Obligations related to the acquisition of a non-controlling interest	103.9	(142.1)	302.6
Gains/losses on translation of other foreign operations	(9,055.9)	8,505.9	(9,637.0)
Gains/losses on translation of foreign operations	(8,952.0)	8,363.8	(9,334.4)

Cash flow hedge – gains/(losses)
Recognized in equity (hedge reserve)	(412.3)	1,315.6	(364.7)
Reclassified from equity (hedge reserve) to profit or loss	(482.8)	(764.4)	152.6
Total cash flow hedge	(895.1)	551.2	(212.1)

Items that will not be reclassified to profit or loss:
Re-measurements of post-employment benefits	(0.5)	77.0	(12.5)

Other comprehensive (loss)/income	(9,847.6)	8,992.0	(9,559.0)

Total comprehensive (loss)/income	6,140.8	23,838.9	5,401.4

Attributable to:
Equity holders of Ambev	5,769.5	23,260.4	5,065.5
Non-controlling interest	371.3	578.5	335.9

The consolidated statement of comprehensive income is presented net of income tax. The income tax effects of these items are disclosed in note 13 - Income tax and social contribution.

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Assets	Note	2025	2024

Property, plant and equipment	14	27,644.3	30,170.2
Goodwill	15	41,538.4	44,342.7
Intangible assets	17	11,042.7	12,530.7
Investments in associates and joint ventures		485.8	395.4
Investment securities	21.2	123.3	184.5
Deferred tax assets	13	8,404.4	8,691.7
Employee benefits	24	29.9	70.5
Derivative financial instruments	28	8.9	-
Recoverable taxes	18	10,149.1	10,504.0
Other assets		1,784.8	1,462.6
Non-current assets		101,211.6	108,352.3

Investment securities	21.2	1,681.7	1,242.0
Inventories	19	10,520.1	11,689.8
Trade receivables	20	6,351.6	6,269.9
Derivative financial instruments	28	769.2	1,218.6
Recoverable taxes	18	3,623.4	3,582.3
Other assets		1,912.0	1,557.7
Cash and cash equivalents	21.1	18,638.2	28,595.7
		43,496.2	54,156.0

Assets held for sale		379.4	-
Current assets		43,875.6	54,156.0

Total assets		145,087.2	162,508.3

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED BALANCE SHEETS

All amounts in millions of Brazilian Reais unless otherwise stated

Equity and liabilities	Note	2025	2024

Equity	22
Issued capital		58,275.1	58,226.0
Reserves		108,003.5	108,973.4
Carrying value adjustments		(78,364.5)	(68,557.3)
Equity attributable to Ambev’s shareholders		87,914.1	98,642.1
Non-controlling interest		860.7	938.4
Total equity		88,774.8	99,580.5

Interest-bearing loans and borrowing	23	2,219.6	2,176.3
Employee benefits	24	2,012.7	2,236.7
Derivative financial instruments	28	0.3	6.7
Deferred tax liabilities	13	3,912.3	5,007.7
Income tax and social contribution payable		713.6	1,372.4
Taxes and contributions payable		659.7	597.4
Trade payables	26	313.0	327.7
Provisions	27.1	877.7	670.9
Other liabilities, including obligations related to the acquisition of a non-controlling interest		4.3	1,142.8
Non-current liabilities		10,713.2	13,538.6

Bank overdrafts	21.1	-	-
Interest-bearing loans and borrowing	23	1,167.3	1,276.4
Payroll and social security payables		2,200.7	2,780.4
Dividends and interest on capital payables		4,927.8	8,487.2
Derivative financial instruments	28	925.1	204.7
Income tax and social contribution payable		1,437.3	1,941.5
Taxes and contributions payable		6,003.1	5,648.4
Trade payables	26	23,742.8	25,223.5
Provisions	27.1	571.4	440.9
Other liabilities, including obligations related to the acquisition of a non-controlling interest		4,623.7	3,386.2
Current liabilities		45,599.2	49,389.2

Total liabilities		56,312.4	62,927.8

Total equity and liabilities		145,087.2	162,508.3

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

		Attributable to the equity holders of Ambev
	Note	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2023		58,130.5	55,339.7	36,906.9	-	(68,421.5)	81,955.6	1,372.2	83,327.8

Net Income		-	-	-	14,501.9	-	14,501.9	458.5	14,960.4

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	22.5	-	-	-	-	(9,212.4)	(9,212.4)	(122.0)	(9,334.4)
Cash flow hedges	22.5	-	-	-	-	(210.8)	(210.8)	(1.3)	(212.1)
Actuarial gains/(losses)	22.5	-	-	-	-	(13.2)	(13.2)	0.7	(12.5)
Total comprehensive income		-	-	-	14,501.9	(9,436.4)	5,065.5	335.9	5,401.4
Capital increases/(reduction) in associates and subsidiaries	22.1	47.4	(32.9)	-	-	-	14.5	-	14.5
Effects of the application of IAS 29 (hyperinflation)		-	-	-	3,269.4	-	3,269.4	8.5	3,277.9
Options granted on subsidiaries	22.5	-	-	-	-	6.7	6.7	-	6.7
Gains/(losses) of controlling interest	22.5	-	-	-	-	(2.6)	(2.6)	-	(2.6)
Taxes on deemed dividends	22.5	-	-	-	-	(12.4)	(12.4)	-	(12.4)
Dividends		-	-	-	-	-	-	(543.9)	(543.9)
Interest on capital		-	-	-	(11,500.2)	-	(11,500.2)	-	(11,500.2)
Share buybacks, results from treasury shares, and share-based payments	22.2	-	172.8	-	-	-	172.8	1.8	174.6
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	22.5	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	22.3	-	-	2,552.7	(2,552.7)	-	-	-	-
Investments reserve	22.3	-	-	3,730.2	(3,730.2)	-	-	-	-
At December 31, 2023		58,177.9	55,479.6	43,189.8	-	(77,878.0)	78,969.3	1,174.5	80,143.8

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

		Attributable to the equity holders of Ambev
	Note	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2024		58,177.9	55,479.6	43,189.8	-	(77,878.0)	78,969.3	1,174.5	80,143.8

Net Income		-	-	-	14,437.2	-	14,437.2	409.7	14,846.9

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	22.5	-	-	-	-	8,194.7	8,194.7	169.1	8,363.8
Cash flow hedges	22.5	-	-	-	-	551.6	551.6	(0.4)	551.2
Actuarial gains/(losses)	22.5	-	-	-	-	76.9	76.9	0.1	77.0
Total comprehensive income		-	-	-	14,437.2	8,823.2	23,260.4	578.5	23,838.9
Capital increases/(reduction) in associates and subsidiaries	22.1	48.1	-	-	-	-	48.1	-	48.1
Effects of the application of IAS 29 (hyperinflation)		-	-	-	6,481.3	-	6,481.3	12.6	6,493.9
Gains/(losses) of controlling interest	22.2 and 22.5	-	2.0	-	-	526.6	528.6	(520.6)	8.0
Taxes on deemed dividends		-	-	-	-	(17.3)	(17.3)	-	(17.3)
Dividends	22.3 and 22.3.4	-	-	-	(6,653.2)	-	(6,653.2)	(308.0)	(6,961.2)
Interest on capital		-	-	-	(3,852.2)	-	(3,852.2)	-	(3,852.2)
Share buybacks, results from treasury shares, and share-based payments	22.2	-	(145.2)	-	-	-	(145.2)	1.4	(143.8)
Statute-barred /(additional) dividends		-	-	-	22.2	-	22.2	-	22.2
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	22.5	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	22.3	-	-	108.1	(108.1)	-	-	-	-
Investments reserve	22.3	-	-	10,339.1	(10,339.0)	-	0.1	-	0.1
At December 31, 2024		58,226.0	55,336.4	53,637.0	-	(68,557.3)	98,642.1	938.4	99,580.5

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

		Attributable to the equity holders of Ambev
	Note	Issued capital	Capital reserves	Profit reserves	Retained earnings	Carrying value adjustments	Total	Non-controlling interest	Total equity
At January 1, 2025		58,226.0	55,336.4	53,637.0	-	(68,557.3)	98,642.1	938.4	99,580.5

Net Income		-	-	-	15,503.4	-	15,503.4	485.0	15,988.4

Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	22.5	-	-	-	-	(8,835.3)	(8,835.3)	(116.7)	(8,952.0)
Cash flow hedges	22.5	-	-	-	-	(898.2)	(898.2)	3.1	(895.1)
Actuarial gains/(losses)	22.5	-	-	-	-	(0.4)	(0.4)	(0.1)	(0.5)
Total comprehensive income		-	-	-	15,503.4	(9,733.9)	5,769.5	371.3	6,140.8
Capital increases/(reduction) in associates and subsidiaries	22.1	49.1	-	-	-	-	49.1	(88.6)	(39.5)
Effects of the application of IAS 29 (hyperinflation)		-	-	-	2,377.3	-	2,377.3	(2.2)	2,375.1
Gains/(losses) of controlling interest	22.5	-	-	-	-	11.7	11.7	(1.7)	10.0
Taxes on deemed dividends	22.5	-	-	-	-	(61.7)	(61.7)	-	(61.7)
Dividends	22.3 and 22.3.4	-	-	(2,297.2)	(10,903.3)	-	(13,200.5)	(313.9)	(13,514.4)
Interest on capital		-	-	(4,200.7)	-	-	(4,200.7)	-	(4,200.7)
Share buybacks, results from treasury shares, and share-based payments	22.2	-	(1,555.0)	-	-	-	(1,555.0)	2.1	(1,552.9)
Statute-barred /(additional) dividends		-	-	-	82.4	-	82.4	-	82.4
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	22.5	-	-	-	11.8	(11.8)	-	-	-
Fiscal incentives reserve	22.3	-	-	228.2	(228.2)	-	-	-	-
Investments reserve	22.3	-	-	6,854.8	(6,854.9)	-	(0.1)	-	(0.1)
Effect related to the sale of a subsidiary	1.3.3	-	-	-	11.5	(11.5)	-	(44.7)	(44.7)
At December 31, 2025		58,275.1	53,781.4	54,222.1	-	(78,364.5)	87,914.1	860.7	88,774.8

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31

All amounts in millions of Brazilian Reais unless otherwise stated

	Note	2025	2024	2023

Net income		15,988.4	14,846.9	14,960.4
Adjustments:
Depreciation, amortization and impairment		6,832.1	7,126.4	6,417.9
Impairment losses on receivables and inventory		257.9	379.1	358.4
Additions to/(reversals of) provisions and employee benefits		521.2	348.0	233.8
Net financial results	11	4,001.8	2,318.3	3,609.8
Losses/(gains) on sales of property, plant and equipment and intangible assets		(85.2)	(121.3)	(86.4)
Losses/(gains) on sales of operations in subsidiaries	1.3.3	(862.0)	-	-
Share-based payment expenses		454.2	400.9	331.6
Income tax expenses	13	3,433.3	4,640.4	75.5
Share of results of associates and joint ventures		(105.8)	(3.9)	185.3
Hedge operations	28.2	(689.0)	(967.2)	(37.9)
Other non-cash items included in profit		-	-	(9.0)
Cash flow from operating activities before changes in working capital		29,746.9	28,967.6	26,039.4

(Increase)/decrease in trade and other receivables		(312.9)	220.4	(1,373.9)
(Increase)/decrease in inventories		(30.9)	(1,702.6)	1,300.9
Increase/(decrease) in trade and other payables		(1,272.2)	1,317.2	(223.1)
Cash generated from operations		28,130.9	28,802.6	25,743.3

Interest paid		(886.9)	(742.1)	(666.1)
Interest received		1,355.5	1,629.6	1,248.3
Dividends received		38.8	26.6	12.9
Income tax paid		(4,187.9)	(3,617.9)	(1,627.0)
Cash flow from operating activities		24,450.4	26,098.8	24,711.4

Proceeds from sales of property, plant and equipment and intangible assets		167.3	170.6	154.1
Acquisitions of property, plant and equipment and intangible assets		(4,590.5)	(4,749.1)	(6,004.1)
Sale/(acquisition) of subsidiaries, net of cash acquired		(91.6)	10.3	(46.5)
Capital increases in associates and subsidiaries		-	-	(6.3)
Investments in short-term debt securities and net proceeds/(acquisitions) of debt securities		(441.5)	(888.6)	136.4
Net proceeds/(acquisitions) of other assets		6.2	(6.6)	0.4
Cash flow from/(used in) investing activities		(4,950.1)	(5,463.4)	(5,766.0)

Capital increases(reduction)/ in associates and subsidiaries		(64.9)	17.5	14.5
Capital increases/(reduction) in non-controlling interest		-	(1.3)	-
Proceeds from/(buybacks of) treasury shares		(1,860.8)	(467.6)	(119.0)
Acquisitions of non-controlling interest		-	(1,717.0)	-
Proceeds from borrowing		51.1	489.1	49.8
Repayments of borrowing		(177.5)	(604.7)	(227.4)
Cash net of finance costs other than interest		(3,103.6)	(2,680.9)	(2,731.1)
Payments of lease liabilities	23.1	(1,152.3)	(1,330.7)	(1,180.1)
Dividends and interest on capital paid		(20,463.5)	(4,056.4)	(11,921.9)
Cash flow from/(used in) financing activities		(26,771.5)	(10,352.0)	(16,115.2)

Net increase/(decrease) in cash and cash equivalents		(7,271.2)	10,283.4	2,830.2
Cash and cash equivalents at the beginning of the year		28,595.7	16,059.0	14,852.1
Effects of exchange rate fluctuations on cash and cash equivalents		(2,686.3)	2,253.3	(1,623.3)
Cash and cash equivalents at the end of the year		18,638.2	28,595.7	16,059.0

The accompanying notes are an integral part of these consolidated financial statements.

AMBEV S.A.

1.	CORPORATE INFORMATION

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

The Group’s main own brands are Brahma®, Skol®, Antarctica®, Original®, Quilmes®, Andes Origen®, Patricia®, Paceña®, Huari®, Pilsen®, Presidente®, Balboa®, Guaraná Antarctica® and Beats® among others. The main licensed brands by Anheuser-Busch InBev N.V. (“AB InBev”) to the Group are Budweiser®, Corona®, Spaten®, Stella Artois®, Beck’s®, Modelo®, Bud Light®, Busch® and Michelob Ultra® among others. In addition, the Company is one of PepsiCo’s largest independent bottlers in the world. The Group produces, sells and distributes in Brazil and in other countries in Latin America, products such as Pepsi®, H2OH! ®, Lipton IceTea® and the sports drink Gatorade® under a license from PepsiCo. The Group also has a licensing agreement with Red Bull® and other companies to distribute its portfolio in certain sales channels and specific regions in Brazil and other markets.

The Company’s shares and American Depositary Receipts (“ADRs”) are listed on the Brasil, Bolsa, Balcão S.A. (“B3”) exchange under the ticker “ABEV3” as well as on the New York Stock Exchange (“NYSE”) under the ticker “ABEV”, respectively. The Company’s direct controlling shareholders are Interbrew International GmbH (“ITW International”), and AmBrew S.à.r.l (“Ambrew”), both of which are subsidiaries of AB InBev.

1.2 Key operating countries

The Company operates its business across four reportable segments based on the geographical zones shown below:

AMBEV S.A.

1.3 Major corporate events in 2025

1.3.1 Distribution of dividends

In a meeting held on February 25, 2025, the Board of Directors approved the distribution of dividends in the amount of R$ 0.1276 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of January 31, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to January 31, 2025 was allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder was allocated to the special profit reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law. The aforementioned payment was made on April 04, 2025.

In a meeting held on May 07, 2025, the Board of Directors approved the distribution of dividends in the amount of R$0.1280 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of March 31, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to March 31, 2025 will be allocated to the minimum mandatory dividends for the 2025 fiscal year and the remainder will be allocated to the special profit reserve constituted in previous fiscal years, without income tax withholding, pursuant to applicable law. The aforementioned payment was made on July 07, 2025.

In a meeting held on July 30, 2025, the Board of Directors approved the distribution of dividends in the amount of R$0.1283 per share of the Company, based on the balances available in the extraordinary balance sheet dated as of June 30, 2025, of which the amount corresponding to the profit recorded in the period from January 1st to June 30, 2025 was allocated to the minimum mandatory dividends for the 2025 fiscal year, without income tax withholding, pursuant to applicable law. The aforementioned payment was made on October 06, 2025.

At a meeting held on December 9, 2025, the Board of Directors resolved as follows:

(1) To approve the distribution of dividends in the amount of R$0.4612 per share of the Company, based on the November Balance Sheet. Of this amount, R$0.3459 per share will be allocated to the mandatory minimum dividend for fiscal year 2025 and distributed based the profit for the year, and R$0.1153 per share will be paid as additional dividends and distributed based on the profit reserve.

The dividends were paid on December 30, 2025, without withholding of income tax, in accordance with applicable law. The payment was made on the shareholding position as of December 18, 2025, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange – NYSE, without any monetary adjustment.

The Company’s shares and ADRs were traded ex-dividends as from December 19, 2025 (including).

(2) To approve the distribution of interest on capital (“IOC”), based on the profit reserve as determined in the November Balance Sheet, in the amount of R$0.2690 per share of the Company. Considering the mandatory minimum dividend referred to in item (i) above, the IOC amount will not be allocated to the mandatory minimum dividend for fiscal year 2025.

AMBEV S.A.

The IOC will be paid by December 31, 2026, and will be subject to taxation in accordance with applicable law, resulting in a net IOC distribution of R$0.2286 per share of the Company. The payment will be made based on the shareholding position as of December 18, 2025, with respect to B3 S.A. – Brasil, Bolsa, Balcão, and December 22, 2025, with respect to the New York Stock Exchange – NYSE, without any monetary adjustment.

The Company’s shares and ADRs were traded ex-IOC as from December 19, 2025 (including).

1.3.2 Share buybacks program

On October, 2024, the Board of Directors approved a share buybacks program for the repurchase of shares issued by the Company up to a limit of 155,159,038 common shares with the primary purpose of cancelation, and any shares not cancelled were held in treasury, transferred and/or used to cover any share delivery requirements contemplated in the Company’s share-based compensation plans. The buyback program has been completed on June 25, 2025, with the acquisition of all shares covered by the program, at a total cost of R$1,930,815,421. The transaction was executed through the brokerage firm Santander Corretora de Câmbio e Valores Mobiliários S.A. and UBS Brasil CCTVM S.A..

On October, 2025, the Company’s Board of Directors approved, a share buyback program for the repurchase of up to 208,000,000 (two hundred and eight million) common shares issued by the Company, primarily for cancellation purposes., Any shares not cancelled may be held in treasury, sold and/or used to satisfy share-delivery obligations under the Company’s share-based compensation plans.. The program will remain in effect until April 29, 2027, as detailed in the Notice on the Trading of the Company’s Own Shares, prepared in accordance with Exhibit G to CVM Resolution 80/2022 and disclosed on the date of approval, when the Company had 4,253,039,958 shares outstanding (as of September 30, 2025).

1.3.3 Sale of subsidiary

On December 26, 2024, the Company's subsidiary, Cervecería Nacional Dominicana, S.A. ("CND"), and Koscab Holdings Limited ("Koscab") entered into a Share Purchase Agreement (“Agreement”) through which CND committed to transfer all the shares it holds in the holding company SLU Beverages LTD. ("SLU") to Koscab. SLU holds a controlling interest in Banks Holdings Limited, Saint Vincent Brewery Limited, Antigua Brewery Limited, and Dominica Brewery & Beverages Limited, all of which form part of the CAC reportable segment.

The transfer of the entire interest may occur in exchange for the payment of a minimum amount of US$186 million, equivalent to R$1,023 million, payable in up to five tranches through 2028. The completion of the first two tranches took place on July 31, 2025, upon which CND transferred to Koscab 61.83% of its interest in SLU for a price of US$115 million, equivalent to R$633 million. As a result of this completion, the Group recognized the loss of control over SLU, ceasing its consolidation in the financial statements for the period ended September 30, 2025. The remaining portion of the investment has been classified under assets held for sale, in accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations.

AMBEV S.A.

As of December 31, 2025, the gain related to the transaction amounted to R$862 million, which was recorded under exceptional items. The recognized gain includes the full reclassification of the cumulative amount of foreign exchange differences related to SLU, previously recognized in other comprehensive income within equity, to profit or loss for the period, in accordance with IAS 21 – The Effects of Changes in Foreign Exchange Rates.

2.	BASIS OF PREPARATION AND PRESENTATION OF THE FINANCIAL STATEMENTS

The consolidated financial statements of December 31, 2025 have been prepared using the going concern basis of accounting and are being presented in accordance with the International Financial Reporting Standards (“IFRS®”) issued by the International Accounting Standards Board (“IASB®”), including the interpretations issued by the IFRS Interpretations Committee (“IFRIC®”) or by its predecessor, the Standing Interpretations Committee (SIC® Interpretations) effective as at December 31, 2025. These financial statements provide all, and only, relevant information related to the financial statements, which is consistent with the information utilized by Management in the performance of its duties.

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

The financial statements, prepared in accordance with accounting practices adopted in Brazil and IFRS, were approved by the Board of Directors on February 11, 2026. Additionally, the issuance of the consolidated financial statements prepared specifically for filing with the U.S. Securities and Exchange Commission (“SEC”), as part of the Form 20-F, was approved on February 27, 2026.

2.1 Functional and presentation currency

The functional and presentation currency of the Company consolidated financial statements is the Brazilian Real, which is the currency of its main economic operating environment. For presentation purposes, the financial statements are presented in millions of Brazilian Reais (“R$”), unless otherwise indicated, and the balances are rounded to the nearest million.

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

AMBEV S.A.

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

2.1.1 Exchange rates

The most significant exchange rates used for the preparation of the Company’s consolidated financial statements are as follows:

			Closing rate			Average rate
Currency	Name	Country	2025	2024	2023	2025	2024	2023

ARS	Argentinian Peso	Argentina	0.0038	0.0060	0.0060	0.0045	0.0057	0.0170
BBD	Barbadian Dollar	Barbados	2.7125	3.0525	2.3866	2.7618	2.6440	2.4690
BOB	Bolivian Peso	Bolivia	0.7906	0.8897	0.6956	0.8050	0.7706	0.7196
CAD	Canadian Dollar	Canada	4.0187	4.3037	3.6536	4.0027	3.9293	3.7048
CLP	Chilean Peso	Chile	0.0061	0.0062	0.0055	0.0059	0.0057	0.0059
GTQ	Quetzal	Guatemala	0.7185	0.8051	0.6189	0.7293	0.6917	0.6398
USD	US Dollar	Panama and Cuba	5.5024	6.1923	4.8413	5.6025	5.3635	5.0085
PYG	Guarani	Paraguay	0.0008	0.0008	0.0007	0.0007	0.0007	0.0007
DOP	Dominican Peso	Dominican Republic	0.0869	0.1010	0.0831	0.0905	0.0902	0.0892
UYU	Uruguayan Peso	Uruguay	0.1409	0.1405	0.1241	0.1373	0.1327	0.1291

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting practices adopted by the Company are consistent for all the years presented. There were no changes to the accounting policies or calculation methods used for the annual financial statements December 31, 2025 compared to those used for the financial statements for the years ended December 31, 2024 and 2023.

3.1 Recently issued IFRS

The following new and amended standards that came into effect in 2025, as well as the new regulations effective from 2026, were not applicable to Company or did not have any material impact in the present consolidated financial statements:

Standard	Highlights
IAS21 - The Effects of Changes in Foreign Exchange Rates	The implemented modifications foresee the application of a consistent approach when assessing whether one currency can be converted into another, along with new guidance regarding measurement and disclosure in contexts where the currency is not considered convertible.
IFRS 9 and IFRS 7 – Classify and Measurement of Financial Instruments	The changes clarify the criteria for the classification and measurement of financial assets and liabilities, with an emphasis on the assessment of the contractual cash flows characteristics and the entity's business model. In addition, they enhance disclosure requirements, aiming to increase transparency regarding significant judgments, financial risks, and the impacts arising from the classification and measurement of financial instruments.

The following is the main change in accounting standard that, based on Management's assessment, will have an impact on the Company's disclosures in subsequent periods.

AMBEV S.A.

Beyond the above, the Company does not anticipate that any other standards or amendments to IFRS® standards or IFRIC® interpretations that have not yet come into force could have a material impact on the Group's financial statements. The Company has not opted for the early adoption of any standards.

3.1.1 IFRS 18 - Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18 Presentation and Disclosures in Financial Statements, which replaces IAS 1 and introduces new requirements aimed at improving the comparability of financial performance reporting and enhancing the transparency of the information provided to users. IFRS 18 is effective for annual reporting periods beginning on or after 1 January 2027, with early adoption permitted. The standard is required to be applied retrospectively.

While IFRS 18 does not affect the recognition or measurement of assets, liabilities, income or expenses, it’s expected to have a significant impact on the presentation of the primary financial statements and the related disclosures. IFRS 18 introduces new requirements to:

•	present specified categories in the statement of profit or loss, including the introduction of new operating, investing and financing categories, as well as defined subtotals;
•	require disclosures of management-defined performance measures (MPMs) in the notes to the financial statements; and
•	strengthen the principles of aggregation and disaggregation across primary financial statements and the notes.

The company anticipates that the adoption of the standard will primarily affect the presentation of the statement of profit or loss and the statement of cash flows, the disclosure of management performance measures, and the structure of the related notes.

The company does not intend to early adopt IFRS 18 and is currently assessing its impact on the consolidated financial statements. The company expects that the main change in presentation will be the reclassification of foreign exchange gains and losses, as well as gains and losses on certain hedging instruments from finance income and expense per IAS 1 to operating profit under IFRS 18, when the underlying exposure being remeasured or hedged, relates to operating activities.

3.2 Consolidated financial statements

The financial statements of subsidiaries, joint arrangements and associates used in these consolidated financial statements are prepared for the same reporting period as Ambev, using an equivalent accounting policy.

All intercompany transactions, balances and unrealized gains or losses on transactions between consolidated companies were integrally eliminated.

3.2.1 Subsidiaries

Control is presumed to exist where the Company owns, directly or indirectly, more than half of the voting rights, which does not always equate to economic ownership, unless it can be demonstrated that such ownership does not confer control. Qualitative factors, such as potential voting rights, exposure to variable returns due to involvement with the entity, or the ability to influence those returns through power over the entity, are also considered in the assessment of control.

Subsidiaries are consolidated from the date on which control is obtained by the Company, except when the predecessor basis of accounting is applied to transactions of business combinations under common control. Consolidation is discontinued from the date on which the Company’s control over a given entity ceases.

AMBEV S.A.

3.2.2 Associates

Associates are companies which the Company has significant influence over the financial and operational policies but does not control.

3.2.3 Joint arrangements

Joint arrangements are the ones over which the Company shares control with one or more parties. Joint arrangements are classified either as joint operations or joint ventures depending on the contractual rights and obligations of each investor.

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

3.2.5.1 Predecessor basis of accounting

In accordance with IAS 8 – Accounting Policies, Changes in Accounting Estimates and Errors, Management has adopted, in 2013, the predecessor basis of accounting, which is consistent with United States Generally Accepted Accounting Principles (“USGAAP”) and United Kingdom Generally Accepted Accounting Principles (“UKGAAP”), to record the carrying amount of the asset received, as recorded by the parent company.

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

AMBEV S.A.

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

Whenever assets distributed are not recorded as cash, the asset, before distribution, is recorded at its fair value in the income account. This procedure is applicable to distributions where the assets are of the same nature and therefore can be treated equally. However, similarly to IFRIC 17 - Distributions of Non-cash Assets to Owners, in the absence of a specific accounting practice for transactions under common control, the Company applies these procedures as part of its accounting practices. We also apply the same procedures to sales (products, supplies etc.) to its controlling entity, where the positive result of the sale is recognized in income.

3.3 Financial reporting in hyperinflationary economies

Under IAS 29 – Financial Reporting in Hyperinflationary Economies, the non-monetary assets and liabilities, the equity and the income statement of subsidiaries operating in hyperinflationary economies are restated to reflect changes in the general purchasing power of the local currency by applying a general price index. On a monthly basis, the Company estimates the applicable general price index, since the official release of the index takes place after the end of the accounting period. The financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether using the historical costs approach or the current costs approach, shall be stated in terms of the unit of measurement in force at the end of the reporting period, and translated into Reais at the closing rate for the period.

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

AMBEV S.A.

3.4 Present value adjustment.

The elements of assets and liabilities, when relevant, are adjusted to their present value, considering the following assumptions for the calculation: i) the amount to be discounted; ii) the settlement dates; and iii) the discount rate, in accordance with IFRS 13 - Fair Value Measurement.

3.5 Tax incentives and subsidized loans

The Company and its subsidiaries receive state tax benefits in Brazil, provided by government grants. Such grants may be as tax rate reduction, calculation basis reduction, financing or subsidized loans, assumed credits, effective collection, payment deferral or partial reductions of state tax payable. The effective collection incentives are recorded in the operating net revenue, by its nature, and the others are recognized in other operating income, all on an accrual basis.

The incentives granted by financing or by deferring payment of taxes are intended to promote long-term increases in employment and industrial decentralization, as well as to complement and diversify the industrial states that grant them. In the case of these programs, the tax terms are set out in the respective state normative acts; when conditions for obtaining these grants exist, they are under the Company's control. Such benefits comply with the systematic set by Brazilian Complementary Federal Law No.160/2017 and by Convênio CONFAZ 190/2017.

As the interest rates and/or terms of the loans are advantageous compared to market conditions, these financing or deferring payment benefits are considered as subsidized loans as intended by IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance. The respective subsidies consist of the gains identified by comparing the value of these operations under the market conditions to the value agreed in the contracts. Thereby, upon receipt of funding, the subsidy calculated is recorded in Other operating income, following the treatment for the other ICMS subsidies of similar nature. Management reviews the market conditions prevailing in the year to assess such subsidies on an annual basis.

When there is an intervening financial institution in the transaction, the financing is recorded at “Interest-bearing loans and borrowings”, otherwise, its recorded at “Taxes and contributions payable”, due to the underlying economic essence and nature of the transaction.

3.6 Assets held for sale

In accordance with IFRS 5 – Non-current Assets Held for Sale and Discontinued Operations, non-current assets are classified as held for sale when their carrying amount is expected to be recovered principally through a sale transaction rather than through continued use, and when the sale is considered highly probable.

Such assets are measured at the lower of their carrying amount and fair value less costs to sell.

Assets held for sale are non-current assets (or disposal groups) that are not classified in any other category. They are presented as non-current assets, unless Management intends to dispose of the investment within twelve months after the reporting date.

This category includes investments in debt securities and equity instruments in which the Company does not have significant influence or control.

AMBEV S.A.

4.	USE OF ESTIMATES AND JUDGMENTS

The preparation of consolidated financial statements in compliance with IFRS requires Management to make use of judgments, estimates and assumptions that affect both the application of accounting practices and the reported amounts of assets and liabilities, income and expenses. The estimates and significant judgment are based on experience and on other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments regarding the carrying amounts of assets and liabilities that cannot readily be determined based on other sources. The actual results achieved may differ from these estimates.

Such estimates and assumptions are reviewed on a regular basis. Changes in accounting estimates may affect the results for the period during which they are realized, or for future periods.

AMBEV S.A.

Although each significant accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting practices reflect the most critical judgments, estimates and assumptions that are important to its business operations and the understanding of its results:

Note	Accounting policies that reflect significant estimates and judgments
3.2.3	Joint arrangements
3.2.4	Business combination
3.2.5	Business combination between entities under common control
3.3	Financial reporting in hyperinflationary economies
3.4	Present value adjustment
3.6	Tax incentives and subsidized loans
13	Current and deferred tax
14	Leases
16	Impairment
18	Recognition of assets and liabilities relating to extemporaneous tax debits or credits
24	Measurement of employee benefits
25	Share-based payments
27	Provisions and contingent liabilities, including tax contingencies
28	Measurement of financial instruments, including derivatives

AMBEV S.A.

5.	SEGMENT REPORTING

(a)	Reportable segments - Years ended on December 31,:

	Brazil			CAC			Latin America – South			Canada			Consolidated
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023

Net sales	49,030.8	48,605.4	46,361.7	10,963.9	11,023.7	10,044.8	17,988.3	19,829.7	13,797.2	10,259.5	9,993.9	9,533.2	88,242.5	89,452.7	79,736.9
Cost of sales	(24,254.9)	(23,809.3)	(23,516.1)	(5,022.3)	(5,076.2)	(5,035.1)	(9,263.6)	(10,460.4)	(6,657.3)	(4,323.3)	(4,269.2)	(4,083.1)	(42,864.1)	(43,615.1)	(39,291.6)
Gross profit	24,775.9	24,796.1	22,845.6	5,941.6	5,947.5	5,009.7	8,724.7	9,369.3	7,139.9	5,936.2	5,724.7	5,450.1	45,378.4	45,837.6	40,445.3
Distribution expenses	(6,131.8)	(6,423.9)	(6,428.6)	(893.0)	(927.6)	(853.1)	(2,148.0)	(2,388.9)	(1,614.3)	(1,756.1)	(1,816.7)	(1,854.6)	(10,928.9)	(11,557.1)	(10,750.6)
Sales and marketing expenses	(4,761.0)	(4,876.3)	(4,477.0)	(772.5)	(792.1)	(665.1)	(1,645.4)	(1,932.6)	(1,190.0)	(1,169.2)	(1,033.2)	(1,080.4)	(8,348.1)	(8,634.2)	(7,412.5)
Administrative expenses	(3,769.0)	(3,860.2)	(3,563.2)	(404.6)	(490.2)	(413.0)	(979.5)	(1,094.4)	(659.5)	(709.8)	(756.3)	(638.0)	(5,862.9)	(6,201.1)	(5,273.7)
Other operating income/(expenses)	2,370.8	2,415.8	1,892.5	(22.2)	(13.5)	26.3	94.4	45.8	95.0	(7.1)	9.2	15.1	2,435.9	2,457.3	2,028.9
Exceptional items	(36.0)	(16.2)	(137.8)	824.7	(9.8)	(17.9)	(120.2)	(51.6)	(47.6)	(25.2)	(23.2)	(3.1)	643.3	(100.8)	(206.4)
Income from operations	12,448.9	12,035.3	10,131.5	4,674.0	3,714.3	3,086.9	3,926.0	3,947.6	3,723.5	2,268.8	2,104.5	1,889.1	23,317.7	21,801.7	18,831.0
Net financial results													(4,001.8)	(2,318.3)	(3,609.8)
Share of results of associates and joint ventures													105.8	3.9	(185.3)
Income before income tax													19,421.7	19,487.3	15,035.9
Income tax expenses													(3,433.3)	(4,640.4)	(75.5)
Net income													15,988.4	14,846.9	14,960.4

Acquisitions of property, plant and equipment	3,045.3	2,838.0	3,365.5	603.7	558.8	593.4	651.3	982.8	782.2	290.2	369.5	1,263.0	4,590.5	4,749.1	6,004.1

AMBEV S.A.

(continued)

	Brazil			CAC			Latin America - South			Canada			Consolidated
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023

Segment assets	58,540.0	57,776.0	56,974.2	14,331.9	16,742.1	13,692.3	23,344.5	28,247.8	16,085.1	16,783.6	18,394.3	15,856.9	113,000.0	121,160.2	102,608.5
Inter-segment eliminations													(3,067.6)	(4,607.7)	(2,162.1)
Non-segmented assets (i)													35,154.8	45,955.8	32,197.9
Total assets													145,087.2	162,508.3	132,644.3

Segment liabilities	32,120.9	34,429.6	28,841.3	5,297.5	6,814.2	4,981.5	7,078.6	9,146.1	5,095.4	4,260.6	4,976.6	5,131.0	48,757.6	55,366.5	44,049.2
Inter-segment eliminations													(3,067.5)	(4,607.7)	(2,161.8)
Non-segmented liabilities (i)													99,397.1	111,749.5	90,756.9
Total liabilities													145,087.2	162,508.3	132,644.3

(i)	The balance of non-segmented assets refers mainly to cash and cash equivalents, taxes and investments. The balance of non-segmented liabilities refers mainly to equity values, taxes and derivatives.

Non-current assets attributed to Brazil (the Company’s country of domicile) and to Canada amounted to R$44,994.1 and R$14,794.0, respectively, on December 31, 2025 (R$44,725.3 and R$16,131.2, respectively, in December 31, 2024 and R$45,052.8 and R$13,859.4, respectively, as at December 31, 2023). Net revenue attributable to the Company's operations in Argentina totaled R$7,890.1 in December 31, 2025 (R$11,506.3 in December 31, 2024 and R$6,301.4 in December 31, 2023), and the segmented non-current assets related to the same country totaled R$9,916.7 for the year ended on December 31, 2025 (R$12,576.8 in December 31, 2024 and R$5,894.8 in December 31, 2023).

AMBEV S.A.

(b)	Additional information by Business unit - years ended on December 31,:

	Brazil
	Beer			NAB			Total
	2025	2024	2023	2025	2024	2023	2025	2024	2023

Net sales	40,230.7	40,220.2	38,985.9	8,800.1	8,385.2	7,375.8	49,030.8	48,605.4	46,361.7
Cost of sales	(19,380.5)	(19,282.4)	(19,377.7)	(4,874.4)	(4,526.9)	(4,138.4)	(24,254.9)	(23,809.3)	(23,516.1)
Gross profit	20,850.2	20,937.8	19,608.2	3,925.7	3,858.3	3,237.4	24,775.9	24,796.1	22,845.6
Distribution expenses	(4,845.1)	(5,132.2)	(5,171.9)	(1,286.7)	(1,291.7)	(1,256.7)	(6,131.8)	(6,423.9)	(6,428.6)
Sales and marketing expenses	(4,280.8)	(4,353.8)	(3,969.4)	(480.2)	(522.5)	(507.6)	(4,761.0)	(4,876.3)	(4,477.0)
Administrative expenses	(3,301.5)	(3,363.6)	(3,106.0)	(467.5)	(496.6)	(457.2)	(3,769.0)	(3,860.2)	(3,563.2)
Other operating income/(expenses)	1,891.2	1,878.3	1,474.1	479.6	537.5	418.4	2,370.8	2,415.8	1,892.5
Exceptional items	(36.0)	(16.2)	(137.8)	-	-	-	(36.0)	(16.2)	(137.8)
Income from operations	10,278.0	9,950.3	8,697.2	2,170.9	2,085.0	1,434.3	12,448.9	12,035.3	10,131.5

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

Therefore, the segment reporting is presented by geographical zones, since the risks and rates of return are predominantly affected by the fact that the company operates in different regions.

Performance information by business unit (Beer and Non-alcoholic beverages (“NAB”)), is also presented to the Company’s chief operating decision maker and is disclosed as additional information, even though it does not qualify as a segment.

The Company conducts its operations across four business segments, as mentioned in note 1 – Corporate Information. The chief operating decision maker uses income from operations as the main measure of segment profitability.

In accordance with IFRS 8 - Segment Information, the Company does not disclose its revenues from external customers for each product or each group of similar products, since the necessary information is not available in a comparable form and the cost of preparing it would be excessive.

6.	NET SALES

In accordance with Brazilian Federal Law No 6,404/76, the Company discloses the reconciliation between gross and net sales presented in the consolidated statement of profit or loss. The revenue figures by operational segment are disclosed in note 5 – Segment reporting:

	2025	2024	2023
Gross sales	131,352.7	134,130.9	120,117.7
Excise duty	(27,564.9)	(27,417.9)	(25,227.5)
Discounts	(15,545.3)	(17,260.3)	(15,153.3)
	88,242.5	89,452.7	79,736.9

On December 31, 2025 the Company recognized R$1,620.3 in tax incentives (R$1,478.3 as at December 31, 2024 and R$1,467.2 as at December 31, 2023). These amounts represent government grants in the nature of effective tax collection, which were recognized in the operating net revenue.

Accounting policies

The Company recognizes revenue when the performance obligations are satisfied, meaning when the Company or its subsidiaries transfer control of a product to a customer. Revenue represents the fair value of the amount received or receivable for the sale of products and services in the ordinary course of Group’s business. Revenue is presented net of taxes, returns, rebates and discounts, as well as net of the elimination of sales between the consolidated companies.

AMBEV S.A.

Revenue is measured based on the consideration, which the Company expect to have the right to receive in contracts with customers and excludes amounts collected on behalf of third parties.

Revenue recognition is based on the approach of IFRS 15 - Revenue from Contracts with Customers, from five-step:

•	Identifying the contract with a customer;

•	Identifying performance obligations in the contract;

•	Determining the transaction price;

•	Allocating of the transaction price to performance obligations in the contracts; and

•	Revenue recognition when the performance obligations have been satisfied, meaning when the company transfers control of a product to a customer.

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

The gross sales obtained by the Company are generally subject to the incidence of certain taxes and contributions, which are calculated and paid to fiscal authorities in accordance with the applicable legislation, and do not result in an increase in the Group’s equity. These taxes and contributions are deducted from gross sales and are substantially related to the tax on transactions concerning the circulation of goods (“ICMS”), the social integration program (“PIS”), and the contribution to social security financing (“COFINS”) in Brazil.

7.	OTHER OPERATING INCOME/(EXPENSES)

	2025	2024	2023
Government grants and subsidized loan gains	1,864.9	1,764.8	1,573.2
Prior year tax credits/(debits)	-	209.6	218.0
(Additions to)/reversals of provisions	(222.2)	(69.3)	(77.7)
Gains/(losses) on disposals of property, plant and equipment, intangible assets and investments in of associates	85.2	121.3	86.4
Other operating income/(expenses), net	708.0	430.9	229.0
Total	2,435.9	2,457.3	2,028.9

AMBEV S.A.

Accounting policies

The Company recognizes, in other operating income/(expenses) line, government incentives granted as rate reduction, calculation basis reduction, financing or subsidized loans, presumed credit, and partial reductions of state tax payables in Brazil.

Government grants are not recognized until there is reasonable assurance that the Company and its subsidiaries in Brazil will meet the respective conditions and obligations related to governmental terms.

AMBEV S.A.

8.	EXCEPTIONAL ITEMS

	2025	2024	2023
Restructuring (i)	(215.0)	(99.3)	(109.4)
Legal fees (ii)	-	-	(94.7)
Result on sale of subsidiary (iii)	862.0	-	-
Effects of the application of IAS 29 (hyperinflation)	(3.7)	(1.5)	(2.3)
Total	643.3	(100.8)	(206.4)

(i)	The restructuring expenses primarily relate to organizational realignments resulting from the Group’s operational improvements, resizing initiatives and digitalization efforts.

(ii)	In 2003 some holders of warrants issued by Cervejaria Brahma filed lawsuits in order to discuss the criteria used in calculating the exercise price of such warrants. In 2023, the Company obtained some final favorable decisions on the matter, which was already classified as a remote loss. The amount recorded in this line refers to the provision for legal fees related to this matter.

(iii)	As disclosed in note 1 - Corporate Information, item 1.3.3 – Sale of subsidiary.

Accounting policies

Exceptional items are those that, considering their peculiarities, in Management’s judgment need to be disclosed separately. In determining whether an event or transaction is exceptional, Management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence, and the potential impact on the variation in profit or loss. These items are disclosed in the income statement or separately disclosed in the notes to the financial statements. Transactions that may give rise to exceptional items are mainly restructuring activities, tax penalties and similar settlements, acquisitions or disposals of subsidiaries, impairment losses, and gains or losses on disposal of assets and investments.

9.	PAYROLL AND RELATED BENEFITS

	2025	2024	2023
Wages and salaries	5,182.4	5,073.0	4,550.2
Social security contributions	1,502.2	1,389.1	1,322.3
Other personnel costs	1,096.3	1,045.8	970.7
Increase in liabilities for defined benefit plans	150.6	165.7	145.6
Share-based payments	426.5	393.8	333.4
Contributions to defined contribution plans	104.4	99.2	91.3
	8,462.4	8,166.6	7,413.5

The amount of expenses related to payroll and benefits is presented in the income statement as shown below:

	2025	2024	2023
Cost of sales	2,944.6	2,796.1	2,629.6
Distribution expenses	1,566.5	1,570.8	1,289.9
Commercial expenses	1,623.6	1,619.1	1,321.3
Administrative expenses	2,170.4	2,029.6	1,907.6
Net finance costs	107.7	112.6	114.3
Other operating (income)/expenses	(165.4)	(62.4)	(1.3)
Exceptional items	215.0	100.8	152.1
	8,462.4	8,166.6	7,413.5

AMBEV S.A.

10.	ADDITIONAL INFORMATION ON COST OF SALES AND OPERATING EXPENSES BY NATURE

Depreciation, amortization and impairment expenses are included in the following accounts of the income statement for the years ended in December 31, 2025, 2024 and 2023:

	Depreciation and impairment of property, plant and equipment			Amortization of intangible assets
	2025	2024	2023	2025	2024	2023

Cost of sales (i)	3,661.8	3,939.4	3,552.5	23.6	17.4	13.2
Distribution expenses	1,164.6	1,172.6	1,098.3	-	-	-
Commercial expenses	527.2	615.0	613.7	194.4	206.7	148.6
Administrative expenses	539.8	514.2	464.1	718.4	622.9	524.8
	5,893.4	6,241.2	5,728.6	936.4	847.0	686.6

(i)	These amounts added to R$2,944.6 (R$2,796.1 and R$2,629.6 as at December 31, 2024 and 2023, respectively) mentioned in note 9 - Payroll and related benefits, total R$6,630.0 (R$6,752.9 and R$6,195.3 as at December 31, 2024 and 2023, respectively). The remaining balance of R$36,234.1 (R$36,862.2 and R$33,096.3 as at December 31, 2024 and 2023, respectively), recorded in the cost of sales, corresponds to other production costs.

11.	NET FINANCE RESULT

	2025	2024	2023
Finance income
Income from cash and cash equivalents	1,211.3	1,519.2	1,072.2
Income from debt securities	192.1	104.7	49.2
Income from other receivables (i)	813.2	799.8	964.2
Total	2,216.6	2,423.7	2,085.6

Exceptional finance income	-	-	-
Total finance income	2,216.6	2,423.7	2,085.6

Finance expenses
Interest on accounts payable present value adjustment	(1,122.1)	(1,148.3)	(1,376.1)
Interest on bank debts and tax incentives	(171.5)	(189.3)	(170.4)
Interest on provisions for disputes and litigation	(541.8)	(219.8)	(269.2)
Interest on leases	(271.4)	(184.3)	(196.0)
Interest on pension plans	(107.7)	(112.6)	(114.3)
Other interest expenses (ii)	(506.2)	(543.9)	(689.7)
Losses on hedging instruments (iii)	(1,184.4)	(1,032.3)	(1,675.1)
Taxes on financial transactions	(266.6)	(274.4)	(178.3)
Bank guarantee expenses and surety bond premiums	(239.0)	(323.5)	(249.8)
Total	(4,410.7)	(4,028.4)	(4,918.9)

Total finance expenses	(4,410.7)	(4,028.4)	(4,918.9)

Effects of the application of IAS 29 (hyperinflation)	(106.2)	(451.7)	176.1
Exchange differences, net (iv)	(1,932.5)	38.9	(1,154.0)
Other finance income/(expenses )	231.0	(300.8)	201.4
Other net financial results	(1,807.7)	(713.6)	(776.5)

Net financial results	(4,001.8)	(2,318.3)	(3,609.8)

(i)	Refers mainly to monetary adjustments on taxes to be recovered.

(ii)	Includes, among others, interest related to the financing of tax payments under the 2017 Special Tax Regularization Program (“PERT”).

(iii)	Refers to the forward element, which may be separated and excluded from the designation of a financial instrument as a hedging instrument, in accordance with IFRS 9- Financial Instruments.

(iv)	In some jurisdictions where the Group operates, there are additional costs associated with acquiring foreign currency, used for payments to some suppliers as well as for the remittance of earnings to the parent companies.

AMBEV S.A.

Interest expenses are presented net of the effects of derivative financial instruments used to hedge the Company’s interest rate risk (see also note 28 - Financial instruments and risks).

Accounting policies

a) Finance expenses

Finance expenses comprises, in general, interest payable on loans and borrowing, calculated based on the effective interest rate method, trade payables present value adjustment, expenses related to bank guarantees, monetary adjustments resulting from disputes and litigations, losses on currency hedging instruments intended for the offsetting currency gains, results on interest rate hedging instruments, losses on hedging instruments that are not part of a hedge accounting relationship, losses on financial assets presented as held for sale, impairment losses on financial assets classified as held for sale, and as any losses due to hedge ineffectiveness.

All interest costs incurred in connection with borrowing or financial transactions, including transaction costs, are recognized as incurred as part of finance expenses, except when capitalized. The interest expenses component of lease payments is also recognized in the income statement using the Company's incremental borrowing rate, in accordance with the accounting policy described in the Property, Plant and Equipment note.

b) Finance income

Finance income includes, in general, interest received or receivable on financial investments, monetary updates arising from legal disputes, gains on currency hedging instruments intended for offsetting currency losses, gains on hedging instruments that are not part of a hedge accounting relationship, gains on financial assets classified as at fair value through profit or loss, and as any gains due to hedge ineffectiveness. Interest income is recognized on an accruals basis unless collectability is in doubt.

12.	EARNINGS PER SHARE

The calculation of earnings per share (“EPS”) Basic and Diluted is presented bellow:

AMBEV S.A.

Basic	2025	2024	2023
Numerator
Income attributable to the equity holders of Ambev	15,503.4	14,437.2	14,501.9
Denominator
Weighted average number of shares (i) (non-diluted)	15,617.5	15,734.5	15,744.8
Basic EPS	0.99	0.92	0.92

Diluted	2025	2024	2023
Numerator
Income attributable to the equity holders of Ambev	15,503.4	14,437.2	14,501.9
Denominator
Weighted average numbers of shares (i) (diluted)	15,683.9	15,814.7	15,838.6
Diluted EPS	0.99	0.91	0.92

(i)	Million shares

AMBEV S.A.

Accounting policies

Basic earnings per share is calculated by dividing the profit for the fiscal year attributable to the Company's shareholders by the weighted average number of shares outstanding during the fiscal year.

Diluted earnings per share is calculated by adjusting the profit and the weighted average number of shares outstanding, in addition to the effect of the conversion of all potential shares with a dilutive effect, such as stock options, which are disclosed in note 28 - Share-Based Payments.

13.	INCOME TAX AND SOCIAL CONTRIBUTION

13.1 Income tax and social contribution

The income tax and social contribution taxes are based on tax rates for 25% for income tax and 9% for social contribution in Brazil. For other regions in which the Company operates, the expected nominal rates are as follows:

Central America and the Caribbean	from 15% to 27%
Latin America - South (i)	from 10% to 35%
Canada	26.5%
Luxembourg	23,87%

Income taxes reported in the income statement are broken down as follows:

	2025	2024	2023
Income tax expenses – current	(4,004.4)	(4,531.0)	(2,077.9)

Deferred tax expenses on temporary differences	705.3	424.2	279.8
Deferred tax on taxes loss carryforward movements in the current period	(134.2)	(533.6)	1,722.6
Total deferred tax (expenses)/income	571.1	(109.4)	2,002.4

Total income tax expenses	(3,433.3)	(4,640.4)	(75.5)

AMBEV S.A.

The reconciliation between the weighted nominal tax rate and the effective tax rate is summarized below:

	2025	2024	2023
Profit before income tax	19,421.7	19,487.3	15,035.9
Adjustments to the taxable basis
Other non-taxable income	(1,174.5)	(497.3)	(919.0)
Government grants related to taxes on sales	(387.5)	(118.1)	(3,011.7)
Share of results of associates and joint ventures	(105.7)	(3.9)	185.3
Non-deductible expenses	641.9	178.8	56.5
Taxation on a universal basis and other adjustments related to foreign subsidiaries	594.2	150.1	1,171.4
	18,990.1	19,196.9	12,518.4
Aggregated weighted nominal tax rate	28.13%	28.70%	28.30%
Taxes payable – nominal rate	(5,342.5)	(5,509.1)	(3,542.3)
Adjustments to tax expenses
Income tax incentives	625.2	445.1	120.4
Deductible interest on capital	1,411.0	1,285.0	3,909.8
Tax savings arising from the amortization of goodwill	3.6	3.6	17.2
Withholding income tax	(201.3)	(887.5)	(489.1)
Recognition/(write-off) of deferred charges on tax losses	(251.4)	(74.5)	100.9
Effects of the application of IAS 29 (hyperinflation)	(22.9)	87.6	(382.3)
Other tax adjustments	345.0	9.4	189.9
Income tax and social contribution expense	(3,433.3)	(4,640.4)	(75.5)
Effective tax rate	17.68%	23.81%	0.50%

The main events that impacted the effective tax rate for the period were:

•	Other non-taxable income: it refers mainly to the revenues arising from monetary update (Selic) on tax credits. In addition, in the year ended December 31, 2025, other non-taxable income was recognized, arising from the disposal of the SLU subsidiary, as note 1.3.3 – Sale of subsidiary.

•	Government grants related to taxes on sales: these represent regional incentives and economic development policies primarily related to local production to generate economic and social impact. When reinvested, were not taxed for income tax and social contribution purposes before the advent of Federal Law No. 14,789/2023, which explains the significant impact on the effective rate in the comparative period. As mentioned in explanatory note 27.2.- Provisions, Contingent Liabilities and Contingent Assets. In this regard, since August 2024 companies in the group have obtained favorable decisions, in effect since then, exempting them from collecting IRPJ and CSLL on amounts determined as government grants related to tax benefits deemed as ICMS presumed credits, this explains the variation in the consolidated. At the end of the 2025 fiscal year, only the amounts related to federal tax incentives and state incentives not categorized as presumed credits were allocated to retained earnings, as per note 22 - Changes in equity.

•	Non-deductible expenses: primarily refer to the additional costs incurred in acquiring foreign currency in certain jurisdictions where the Group operates, used mainly for the remittance of earnings to the parent companies.

•	Taxation on a universal basis and other adjustments related to foreign subsidiaries: the additional income taxes due in Brazil on the income of foreign-controlled entities, in accordance with Law No. 12,973/2014. It also includes local permanent adjustments to foreign companies consolidated within the group, as well as the effects arising from some of these companies having a functional currency that differs from the currency used for tax calculations.

AMBEV S.A.

•	Income tax incentives: it refers to tax incentives related to income tax granted by the Brazilian Federal Government to promote regional development in certain areas of the North and Northeast of the country and to the PAT (“Programa de Alimentação do Trabalhador”). These incentives are recorded in the results on an accruals basis and some of them are allocated to fiscal incentives reserve, as per item (22.3.3) "Tax incentives" within note 22 – Changes in equity.

•	Withholding income tax: this balance is related to tax due on dividends to be distributed by subsidiaries located outside of Brazil under local tax legislation. The recorded amounts in 2025 are mainly related to withholding tax calculated on profits earned in 2025 and to exchange differences on deferred income tax related to the undistributed profits of subsidiaries.

•	Deductible interest on capital (“IOC”): under Brazilian law, companies have an option to remunerate their shareholders through the payment of IOC, which is deductible for income tax purposes. The amount of IOC is impacted by the taxable result, net income reserves of the Company and by the long-term interest rate (“TJLP”). These remunerations are deductible for income tax purposes.

•	Effects of the application of IAS 29 (hyperinflation): the Company’s subsidiary in Argentina operates in a hyperinflationary economy thus subject to the monetary correction of its non-financial assets and liabilities, its equity and its statement of income, which may impact the consolidated effective tax rate, implying variation between periods.

•	Other tax adjustments: in the third quarter of 2025, the Group’s effective tax rate was impacted by a non-recurring effect arising from the partial reversal of a liability related to the Special Tax Regularization Program (“PERT 2017”) at CRBS. This reversal occurred due to the application, by the tax authorities, of Article 14 of Brazilian Federal Law No. 14,689/2023 allowing the recovery of expenses incurred in 2017. This article establishes the unenforceability of tax penalties that exceed 100% (one hundred percent) of the total tax debt, which had been declared unconstitutional by the Federal Supreme Court, as well as the unenforceability of the related interests. The total reduction in the liability was to R$644 million, being R$375 million under income tax, relating to the penalty reduction, (main effect reflected in the others with reduced taxation line item) and R$269 million was recognized in financial income, relating to the interests incurred.

AMBEV S.A.

13.2 Deferred income tax and social contribution

The amounts of deferred income tax and social contribution for each type of temporary difference are as shown below:

	2025			2024
	Assets	Liabilities	Net	Assets	Liabilities	Net
Investment securities	6.8	-	6.8	7.3	-	7.3
Intangibles	-	(1,836.5)	(1,836.5)	-	(2,141.9)	(2,141.9)
Employee benefits	786.3	-	786.3	971.6	-	971.6
Trade payables	3,462.2	(2.1)	3,460.1	3,880.2	-	3,880.2
Trade receivables	8.5	(11.0)	(2.5)	35.1	(6.7)	28.4
Derivative financial instruments	65.0	(171.7)	(106.7)	37.7	(246.1)	(208.4)
Interest-bearing loans and borrowings	7.6	-	7.6	8.8	-	8.8
Inventories	390.4	(120.2)	270.2	307.0	(205.9)	101.1
Property, plant and equipment	1,092.2	(1,951.5)	(859.3)	1,189.6	(2,459.0)	(1,269.4)
Withholding tax on undistributed profits and royalties	-	(2,136.2)	(2,136.2)	-	(2,255.0)	(2,255.0)
Investments in associates and joint ventures	-	(383.7)	(383.7)	-	(383.7)	(383.7)
Tax losses carried forward (i)	3,715.5	-	3,715.5	3,849.7	-	3,849.7
Provisions	1,606.4	(0.6)	1,605.8	1,537.9	(4.5)	1,533.4
Impact of IFRS 16 (Leases)	2.9	(78.1)	(75.2)	-	(47.1)	(47.1)
Exclusion of ICMS from PIS/COFINS calculation basis	-	(82.6)	(82.6)	-	(121.6)	(121.6)
Other items	286.1	(163.6)	122.5	289.3	(558.7)	(269.4)
Gross deferred tax assets/(liabilities)	11,429.9	(6,937.8)	4,492.1	12,114.2	(8,430.2)	3,684.0
Netting by taxable entity	(3,025.5)	3,025.5	-	(3,422.5)	3,422.5	-
Net deferred tax assets/(liabilities)	8,404.4	(3,912.3)	4,492.1	8,691.7	(5,007.7)	3,684.0

(i)	Historically, tax authorities have offset tax losses ex-officio in administrative proceedings in which the Company and some of its subsidiaries are involved, resulting in an accumulated offset of R$314.8. This amount is included in the tax credits recognized under the line of tax losses carried forward.

Most of tax losses and negative social contribution bases on which deferred income tax and social contribution were calculated do not have a statute of limitations. The use of credits related to tax losses is based on the projected future existence of taxable profits, limited to 30% of taxable income for the year, according to the actual figures for prior years, and the projections of the Company's business in the economies in which they are located, and thus follows the applicable fiscal and accounting rules.

The Management’s critical estimates regarding main contingent liabilities related to uncertainty on income tax treatments are disclosed in note 27.2 – Contingencies.

AMBEV S.A.

13.2.1 Realization of deferred taxes

As at December 31, 2025, the deferred tax assets and liabilities are expected to be utilized/settled, as follows:

	2025
Deferred taxes not related to tax losses	to be realized until 12 months	to be realized after 12 months	Total

Investment securities	-	6.8	6.8
Intangibles	(1.4)	(1,835.1)	(1,836.5)
Employee benefits	72.0	714.3	786.3
Trade payables	(242.4)	3,702.5	3,460.1
Trade receivables	(1.9)	(0.6)	(2.5)
Derivative financial instruments	(123.7)	17.0	(106.7)
Interest-bearing loans and borrowings	0.2	7.4	7.6
Inventories	378.5	(108.3)	270.2
Property, plant and equipment	(2.7)	(856.6)	(859.3)
Withholding tax on undistributed profits and royalties	-	(2,136.2)	(2,136.2)
Investments in associates and joint ventures	-	(383.7)	(383.7)
Provisions	794.1	811.7	1,605.8
Impact of IFRS 16 (Leases)	(16.4)	(58.8)	(75.2)
Exclusion of ICMS from PIS/COFINS calculation basis	(82.6)	-	(82.6)
Other items	11.0	111.5	122.5
Total	784.7	(8.1)	776.6

Deferred tax related to tax losses carried forward	2025
2026	192.2
2027	175.9
2028	490.2
2029 to 2031	1,433.0
2032 onward	1,424.2
Total	3,715.5

13.2.2 Net change in deferred taxes

The net change in deferred income tax and social contribution is as follows:

AMBEV S.A.

At December 31, 2023	4,651.2
Recognition of actuarial gains/(losses)	(23.2)
Cash flow hedge – gains/(losses)	(423.1)
Gains/(losses) on cumulative translation adjustments [CTA]	879.8
Recognized in other comprehensive income	433.5
Recognized in the income statement	(109.4)
Changes recognized directly in the balance sheet	(1,291.3)
Recognized in deferred tax	(889.1)
Effects of the application of IAS 29 (hyperinflation)	(889.1)
Recognized in the other balance sheet group	(402.2)
At December 31, 2024	3,684.0
Recognition of actuarial gains/(losses)	0.4
Investment hedges – Obligations related to the acquisition of a non-controlling interest	(53.6)
Cash flow hedge – gains/(losses)	268.5
Gains/(losses) on cumulative translation adjustments [CTA]	312.8
Recognized in other comprehensive income	528.1
Recognized in the income statement	571.1
Changes recognized directly in the balance sheet	(291.1)
Recognized in deferred tax	(335.7)
Effects of the application of IAS 29 (hyperinflation)	(335.7)
Recognized in the other balance sheet group	44.6
At December 31, 2025	4,492.1

13.2.3 Deferred tax asset related to tax losses

Beyond the tax credits related to tax losses effectively recognized as part of the amounts disclosed above, there are other tax credits related to tax losses that were not recorded in the balance sheets due to their low expectations of realization, based on Management’s assessment. As at December 31, 2025, the accumulated balance of these credits represented R$991.5 in taxable value (R$867.0 in 2024 and R$669.0 in 2023), equivalent to a taxable basis of R$3,788.7 in December 31, 2025 (R$3,310.1 in 2024 and R$2,521.0 in 2023).

Additionally, tax credits related to tax losses recorded in the Brazilian ECF (Tax Accounting Bookkeeping), for the purpose of calculating Taxation on a worldwide basis, ceased to be recognized, resulting in a principal amount of R$5,289.5 as of December 31, 2025.

Accounting policies

Income tax and social contribution for the year comprises current tax and deferred tax. Income tax and social contribution are recognized in the income statement, unless they relate to items recognized directly in comprehensive income or in other equity accounts. In these cases, the tax effects are also recognized directly in comprehensive income or in equity accounts (except for interest on shareholders’ equity. See note 22 - Changes in equity.

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

AMBEV S.A.

IAS 12 - “Income Taxes” prescribes that no deferred tax liability on goodwill recognition, and no deferred tax asset/liability is recorded: (1) at the initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss and (2) on differences related to investments in subsidiaries to the extent that they are not reversed in the foreseeable future. The amount of deferred tax provided is based on the expectation of the realization or settlement of the temporary difference, using currently or substantially enacted tax rates.

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

AMBEV S.A.

Uncertainties regarding the treatment of income taxes

The Company applies the provisions of IFRIC 23 - Uncertainty on the Treatment of Income Taxes in relation to the treatments that affected the calculation of income taxes (uncertain tax treatments), as disclosed in note 27.2 - Provisions, Contingent Liabilities and Contingent Assets - Uncertainties about treatment of IRPJ and CSLL.

Rules of the “Pillar Two”

In December 2021, the Organization for Economic Cooperation and Development (“OECD”), as part of the Inclusive Framework on Base Erosion and Profit Shifting (“BEPS”) project, published the Global Anti-Base Erosion Model Rules (GloBE), which are part of the project known as “Pillar Two.” The aim is to establish a common approach to international corporate taxation, ensuring that multinational economic groups within the scope of these rules pay income taxes at a minimum effective rate of 15% in each country where they operate. These rules must be locally approved in each country that adheres to the proposal through applicable legislation, with some already having enacted internal laws for implementation or being in the process of discussion and approval.

For the Group, the Pillar Two have been in effect since 2024 in certain jurisdictions, with no material impact during that period. In Brazil, Law No. 15,079/24, resulting from Provisional Measure No. 1,262/24 and regulated by Normative Instruction RFB No. 2,228/24, became effective on January 1, 2025, and implemented the GloBE rules at the domestic level through the introduction of the Additional CSLL, aimed at ensuring a domestic minimum effective taxation of 15%.

For the fiscal year 2025, the Company assessed the effects of the legislation for Brazil and other jurisdictions of the Group that have implemented the regime and concluded that there was no material impact during the period.

14.	PROPERTY, PLANT AND EQUIPMENT

	2025	2024
Property, plant and equipment	24,617.9	27,134.5
Right of use assets	3,026.4	3,035.7
	27,644.3	30,170.2

AMBEV S.A.

14.1 Changes in the carrying amount of property, plant, and equipment

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation	Total
Land and buildings	9,236.2	635.4	1,165.8	38.2	(496.3)	(35.1)	585.5	11,129.7	17,204.8	(6,075.1)	11,129.7
Plant and equipment	10,788.3	744.0	1,238.5	720.5	(3,903.7)	(4.1)	2,971.3	12,554.8	49,136.0	(36,581.2)	12,554.8
Fixtures and accessories	1,092.0	62.3	95.3	75.5	(567.1)	(21.9)	192.0	928.1	7,882.8	(6,954.7)	928.1
Under construction	2,546.2	145.9	173.1	3,415.2	-	-	(3,758.5)	2,521.9	2,521.9	-	2,521.9
Total	23,662.7	1,587.6	2,672.7	4,249.4	(4,967.1)	(61.1)	(9.7)	27,134.5	76,745.5	(49,611.0)	27,134.5

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Acquisitions	Depreciation	Disposals and write-offs	Transfers	Reclassified to assets held for sale (i)	At December 31, 2025	Acquisition cost	Depreciation	Total
Land and buildings	11,129.7	(1,089.4)	411.7	12.2	(463.6)	(45.5)	754.8	(118.7)	10,591.2	16,710.8	(6,119.5)	10,591.3
Plant and equipment	12,554.8	(1,085.3)	358.2	375.8	(3,756.5)	(24.0)	2,997.7	(134.0)	11,286.7	47,729.5	(36,442.3)	11,287.2
Fixtures and accessories	928.1	(60.5)	12.8	113.5	(476.3)	(8.4)	385.5	(5.4)	889.3	7,896.1	(7,007.1)	889.0
Under construction	2,521.9	(181.8)	63.9	3,613.9	-	-	(4,175.5)	8.3	1,850.7	1,850.4	-	1,850.4
Total	27,134.5	(2,417.0)	846.6	4,115.4	(4,696.4)	(77.9)	(37.5)	(249.8)	24,617.9	74,186.8	(49,568.9)	24,617.9

(i)	Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.3- Sale of subsidiary.

AMBEV S.A.

14.2 Changes in the carrying amount of right-of-use assets

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	At December 31, 2024	Acquisition cost	Depreciation	Total
Buildings	1,172.2	102.8	4.2	449.2	(442.2)	(46.4)	(4.5)	1,235.3	3,474.4	(2,239.1)	1,235.3
Machinery, vehicles and others	1,795.3	47.0	27.3	836.8	(877.9)	(26.8)	(1.3)	1,800.4	4,412.7	(2,612.3)	1,800.4
Total	2,967.5	149.8	31.5	1,286.0	(1,320.1)	(73.2)	(5.8)	3,035.7	7,887.1	(4,851.4)	3,035.7

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Depreciation	Disposals and write-offs	Transfers	Reclassified to assets held for sale (i)	At December 31, 2025	Acquisition cost	Depreciation	Total
Buildings	1,235.3	(55.6)	7.5	697.6	(463.2)	(1.1)	(35.7)	(0.6)	1,384.2	3,764.3	(2,380.1)	1,384.2
Machinery, vehicles and others	1,800.4	(28.6)	3.4	855.7	(800.6)	(213.3)	25.2	-	1,642.2	4,765.2	(3,123.0)	1,642.2
Total	3,035.7	(84.2)	10.9	1,553.3	(1,263.8)	(214.4)	(10.5)	(0.6)	3,026.4	8,529.5	(5,503.1)	3,026.4

(i)	Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note1.3.3- Sale of subsidiary.

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

a.2) Depreciation

The depreciable amount is the cost of an asset less its residual value. Depreciation is calculated from the date on which the asset is available for use, using the straight-line method over the estimated useful lives of the assets. The estimated useful lives of the major classes of property, plant and equipment are as follows:

Buildings	25 years
Machinery and equipment	15 years
Facilities	10 years
Fittings	10 years
Returnable packaging / commercial assets	2 - 5 years

Land is not depreciated since it is deemed to have an indefinite useful life.

The assets’ residual values and useful lives are reviewed when necessary.

a.3) Gains and losses on sale

Gains and losses on sales are determined by comparing the transaction results with the carrying amounts and are recognized in Other operating income/(expenses) in the income statement.

b)Leases

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

The lease liability is reported on the “Interest-bearing loans and borrowing” line and the right-of-use assets are reported on the “Property, plant and equipment” line of the balance sheet.

15.	GOODWILL

	2025	2024

Balance at the end of the previous year	44,342.7	38,003.6
Effects of cumulative translation adjustments (CTA)	(3,614.4)	3,723.6
Effects of the application of IAS 29 (hyperinflation)	927.5	2,628.9
Acquisitions/(write-offs)	14.5	(13.4)

Other	(131.9)	-
Balance at the end of the year	41,538.4	44,342.7

(i)	Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.3 - Sale of subsidiary.

AMBEV S.A.

The carrying amount of goodwill was allocated to the different Cash-generating units CGU as follows:

	Functional currency	2025	2024

Brazil		17,699.9	17,685.4
Goodwill	BRL	102,942.5	102,928.0
Transactions with non-controlling interest (i)	BRL	(85,242.6)	(85,242.6)

CAC:		5,778.8	6,784.0
Dominican Republic	DOP	3,866.0	4,631.4
Panama	PAB	1,912.8	2,152.6

Latin America - South:		7,280.2	8,329.4
Argentina	ARS	3,955.0	4,816.2
Bolivia	BOB	1,946.3	2,190.3
Chile	CLP	53.0	54.6
Paraguay	PYG	1,116.9	1,059.9
Uruguay	UYU	209.0	208.4

Canada	CAD	10,779.5	11,543.9
		41,538.4	44,342.7

(i)	This refers to the shareholding exchange transaction in 2013 as a result of the adoption of the predecessor basis of accounting.

The assets with indefinite useful life represents approximately 29% of the total consolidated assets as at December 31, 2025 (27% as at December 31, 2024).

Accounting policies

Goodwill arises on acquisitions of subsidiaries, associates, and joint arrangements and is determined as the excess between: the sum of (i) the consideration transferred in exchange for acquired entity's control; (ii) the amount of any non-controlling interests in the acquired entity (when applicable); and (iii) the fair value, at the acquisition date, of any previous equity interest in the acquired entity, over the fair value of the identifiable net assets acquired and liabilities assumed, measured according to IFRS 3 - Business Combination as at the acquisition date.

Business combinations are recognized applying the acquisition method. If the company's share of the net fair value of the recognized assets, liabilities, and contingent liabilities exceeds the cost of the business combination, such excess is immediately recognized in the income statement. In a business combination, the asset with indefinite useful life is allocated from the acquisition date to each CGU expected to benefit from the business combination synergies.

In compliance with IFRS 3 - Business Combination, goodwill is registered at cost and not amortized, but is tested for impairment at least annually, or whenever there are indications that the CGU to which the goodwill has been allocated could be impaired. Impairment losses recognized on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

For associates and joint ventures, goodwill is included in the carrying amount of the investment in the associate/joint venture.

Goodwill is expressed in the functional currency of the CGU or joint operation to which it relates and translated into Real using the year-end exchange rate.

AMBEV S.A.

Expenditure on internally generated goodwill is expensed as it is incurred.

Goodwill includes the effects of applying the predecessor basis of accounting (note 3 (3.2.5.1)).

16.	ANNUAL IMPAIRMENT TESTING

For the year ended December 31, 2025, the Company performed impairment testing of the non-current assets of the Group for CGUs that had assets with indefinite useful life allocated, as well as for other CGUs that showed indicators of impairment. The Company assesses internal and external sources of information as indicators, in accordance with IAS 36 - Impairment of Assets. Although the Company believes that its judgments, assumptions, and estimates are appropriate, actual results may differ from these estimates under different market or macroeconomic conditions.

Impairment tests are conducted annually based on information as of September of each calendar year. As a result of the assessment conducted in the fiscal year 2025 the Company did not identify any scenarios of impairment or reversal of impairment losses for its assets or CGUs.

The Company cannot predict whether an event will trigger an impairment, when it will occur, or how it will affect the reported asset value. Although any change in the estimates used may have a significant impact on the fair value calculation and trigger a reduction in the recoverable amount, the Company, based on the sensitivity analysis conducted, is not aware of any likely change in a key assumption that could result in a carrying amount greater than the recoverable amount.

16.1 Assets with definite useful life

The company did not identify impairment indicators in the assets with definite useful life.

16.2 Assets with indefinite useful life

16.2.1 Methodology

The methodology used by the Company to determine the recoverable amount of all its CGUs is the fair value less costs to sell, using multiples of the earnings before interests, taxes, depreciation and amortization (“EBITDA”), observed in the market for previous comparable business transactions in both the domestic and international brewing industry. The values used by the Company in this approach are based on external sources of information. This measurement is classified as Level 2 in the fair value hierarchy, since the main source of information used by the Company to determine the recoverable amount was the EBITDA multiples observed in transactions involving comparable businesses. As part of this multiples analysis, the Company has established that CGUs with invested capital exceeding seven times their EBITDA should have their recoverable amount determined based on the fair value less cost of sell approach, to determine whether such value exceeds their carrying amount. Based on the most recent analysis carried out by the Company, for 2025, only Chile and Panama met the predetermined criteria. Additionally, CGU Brazil was also included in the scope of testing, as it is the most representative CGU of the Group.

Thus, for the CGUs Brazil, Panama and Chile, the Company used discounted cash flow projections to determine the recoverable amounts, to corroborate the conclusions reached by applying the fair value less costs to sell approach, that the carrying amount of these CGUs does not exceed their recognized carrying amount.

AMBEV S.A.

16.2.2 Key assumptions

The key judgments, estimates and assumptions applied in the discounted cash flow calculations of such CGUs are as follows:

▪	The first year of the model is based on management's best estimate of the cash flow for the current year.

▪	From the second to the tenth year of the model, the cash flow is based on the Ambev’s short and long-term strategic plans, approved by the Management. Ambev's strategic plans are prepared by country, and are based on external sources regarding macroeconomic assumptions, industry trends, inflation and foreign exchange rates, past experience and initiatives in terms of market share, revenue, costs, and working capital assumptions.

▪	For the subsequent years, the Group projects perpetuity using the expected inflation rate.

▪	Projections are made in U.S. dollars and discounted at the unit's weighted average cost of capital (“WACC”), considering sensitivities of this metric.

For these cash flow projections, the compound annual growth rate ("CAGR") of revenue applied in the tests ranged from 6.24% and 7.41%.

The WACC used was nominal and determined on a pre-tax basis. The rates applied in U.S. dollars for each CGU were as follows:

CGU	2025
Chile	9.65%
Panama	11.30%
Brazil	11.35%

16.2.3 Sensitivity analysis

Based on the probable scenario, a sensitivity analysis was carried out for a 0.5 percentage point increase / decrease in the discount rate. In any combination, the cash flow value exceeded its carrying amount. As a result of this analysis, there is no need to record any provision for impairment from these assets.

Accounting Polices

The carrying amounts of non-financial assets, such as property, plant and equipment, goodwill and intangible assets without defined useful lives are reviewed, at least annually to determine the existence of any indication of impairment. If there is any indication, the asset’s recoverable amount is estimated, and the non-recoverable amount is recognized as an impairment loss in the income statement. This assessment is performed for assets individually or for the smallest identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets, also referred to as CGUs.

AMBEV S.A.

Goodwill, intangibles not yet available for use and intangibles assets with indefinite useful lives, are tested at least annually for impairment at the business unit level (one level below the reportable segment level) or whenever there is any indication of impairment. An impairment loss is recognized whenever the carrying amount of an asset or the related CGU exceeds its recoverable amount. Impairment losses are recognized in the income statement.

The recoverable amount of intangibles with indefinite useful lives is primarily based on a fair value criterion, where multiples reflecting current market transactions are applied to indicators determining the asset's profitability or the royalty flow that could be obtained by licensing the intangible asset to third parties under normal market conditions.

The recoverable amounts of other assets are determined as the higher of their fair value less costs to sell and their value in use. For assets that does not generate substantially independent cash inflows, the recoverable amount is allocated to the CGU to which the asset belongs. The recoverable amounts of the CGU to which goodwill and intangibles with indefinite useful lives belong are based on fair value cost to sell, using EBITDA multiples observed in the market for previous business combinations involving comparable businesses in the brewing industry. For some CGUs, these calculations are corroborated by using the fair-value less costs to sell approach, where the cash flow of these CGUs are discounted to present value using a pre-tax discount rate that reflects current valuation models for the time value of money, and the risks specific to the asset.

Impairment losses recognized for CGUs first reduces the amount of goodwill allocated to the CGUs and subsequently impact the carrying amount of the assets within the unit. Reversals of previously recognized impairments may occur, except for impairment losses related to goodwill due to expected future profitability. Non-financial assets are reviewed for possible impairment reversals at the reporting date. Impairment losses are reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization.

AMBEV S.A.

17.	INTANGIBLES

									Carrying amount
	At December 31, 2023	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Amortization	Disposal	Transfers	At December 31, 2024	Acquisition cost	Amortization	Total
Brands	5,207.1	824.2	1,428.7	-	-	-	(73.8)	7,386.2	7,386.3	-	7,386.3
Intangibles	1,350.8	214.7	-	-	(51.4)	-	-	1,514.1	4,417.8	(2,903.6)	1,514.2
Software	2,404.8	43.4	284.4	3.0	(759.1)	(0.5)	1,277.9	3,253.9	7,128.6	(3,874.6)	3,254.0
Others	1,079.0	33.5	24.1	504.7	(36.5)	-	(1,228.3)	376.5	1,570.2	(1,194.0)	376.2
Total	10,041.7	1,115.8	1,737.2	507.7	(847.0)	(0.5)	(24.2)	12,530.7	20,502.9	(7,972.2)	12,530.7

										Carrying amount
	At December 31, 2024	Cumulative translation adjustments (CTA)	Effects of the application of IAS 29 (hyperinflation)	Additions	Amortization	Disposal	Transfers	Reclassified to assets held for sale (i)	At December 31, 2025	Acquisition cost	Amortization	Total
Brands	7,386.2	(1,382.5)	473.1	-	-	-	(0.4)	(10.6)	6,465.8	6,465.9	-	6,465.9
Intangibles	1,514.1	(94.2)	-	-	(53.4)	-	26.1	-	1,392.6	4,143.7	(2,751.0)	1,392.7
Software	3,253.9	(172.4)	104.7	-	(831.2)	(0.3)	510.7	-	2,865.4	7,308.4	(4,442.9)	2,865.5
Others	376.5	(33.1)	11.1	475.3	(18.2)	-	(484.9)	(7.8)	318.9	1,194.7	(876.1)	318.6
Total	12,530.7	(1,682.2)	588.9	475.3	(902.8)	(0.3)	51.5	(18.4)	11,042.7	19,112.7	(8,070.0)	11,042.7

(i)	Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.3 - Sale of subsidiary.

AMBEV S.A.

Intangibles with indefinite useful life

The carrying value of intangible assets with indefinite useful lives classified as brands were allocated to the following CGUs:

	2025	2024
Argentina	2,246.9	2,765.0
Bolivia	943.3	1,061.6
Canada	215.3	230.5
Chile	78.4	80.7
Luxembourg	339.6	339.6
Paraguay	634.6	602.1
Dominican Republic	1,488.2	1,740.1
Panama	378.4	425.9
Uruguay	141.2	140.8
	6,465.9	7,386.3

Intangible assets with indefinite useful lives have been tested for impairment on a CGU level basis, which is consistent with the approach described in note 16 – Impairment of Non-Financial assets.

In 2025, the Company followed the defined schedule for the implementation of the new version of its main enterprise resource planning system, or ERP (Enterprise Resource Planning) – S/4HANA, a SAP platform, whose capitalizable investments are recorded as intangible assets under the software line. The implementation is necessary in order to update and enhance the Company's technological environment. As in the previous period, in the context of the implementation, several assessments were conducted by Management throughout the year, including from the perspective of internal controls, in order to mitigate risks associated with this type of update, such as operational risks, operational disruption risks, data integrity risks, and regulatory compliance risks.

Accounting policies

The intangibles are recognized at cost of acquisition, net of accumulated amortization and impairment losses.

Intangible assets with definite useful lives are amortized on a straight-line basis over their estimated useful lives. Licenses, supply, and distribution rights are amortized over the period for which the rights exist, based on the contract terms, which vary, in general, from 1 to 8 years. In general, brands are considered to have indefinite lives and, therefore, are not amortized. Software and capitalized development costs related to technology are amortized over a period of 3 to 10 years. Items that are not amortized are tested for impairment on an annual basis.

Net gains on sales of intangible assets are disclosed in the income statement as other operating income. Net losses on sales are included as other operating expenses. Net gains and losses are recorded in income statement when control is transferred to the buyer, the counterpart recovery is possible and associated costs can be reliably estimated.

a) Brands

The Company is the owner of some of the world’s leading brands in the in the markets where it operates. As a result, brands are expected to generate positive cash flow for as long as the Company owns the brands, and accordingly they have been assigned indefinite useful lives. The most representative brands that have been recorded as a result of the fair value determination of past acquisitions are Quilmes in Argentina, Pilsen in Paraguay, Paceña and Huari in Bolivia and Presidente and Presidente Light in the Dominican Republic.

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

c) Commercial intangibles

The Company and its subsidiaries may recognize supply rights, which consist of the right to supply to a customer and the customer's commitment to purchase the products. Additionally, the Group may recognize distribution rights, which are the rights to sell specific products in a certain territory, including sponsorship rights.

d) Other intangible assets

Other intangibles acquired by the Company are measured at acquisition cost less accumulated amortization and any impairment losses.

18.	RECOVERABLE TAXES

	2025	2024
Exclusion of ICMS from PIS/COFINS (i)	7,118.1	6,790.1
PIS/COFINS	28.3	148.1
ICMS	320.4	378.2
Income tax and social contributions	2,455.4	2,922.6
Other	226.9	265.0
Non-current	10,149.1	10,504.0

Exclusion of ICMS from PIS/COFINS (i)	436.6	307.7
PIS/COFINS	143.6	134.6
ICMS	407.3	359.9
IPI	120.7	119.6
Income tax and social contributions	2,480.8	2,582.1
Other	34.5	78.4
Current	3,623.5	3,582.3

Total	13,772.6	14,086.3

(i)	Over the past few years, as previously disclosed, the Company has recognized PIS/COFINS credits arising from the exclusion of ICMS, including in the form of tax substitution, from the calculation bases of these contributions. The amounts that have not yet been offset substantially refer to tax credits from Regime Especial de Tributação de Bebidas Frias (“REFRI”), for the period from 2009 to 2015, in relation to which the lawsuit is currently in the final expert evaluation phase.

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

According to this policy, tax credits are recognized only when Management (i) has elements that guarantee that the credit is virtually certain; and (ii) the amount to be offset or refunded can be reliably measured. In cases where the recovery of the asset is probable, or the amount cannot be reliably measured, the amounts are not recognized in the account, but only presented in note 27.1 - Provisions, Contingent Liabilities and Contingent Assets related to contingent assets. Management understands that, in cases of lawsuits involving contingent assets, a final and unappealable decision on the specific lawsuit of the Company is required to confirm the existence of its rights, except where specific circumstances pertinent to the case allow the recognition of its rights with sufficient objectivity and reliability.

To measure the amounts of extemporaneous tax credits arising from lawsuits, the Company evaluates the documents for the period covered by the lawsuit, and applies the guidelines for the final decision, applicable legislation or other elements that enable the amount to be estimated with sufficient reliability.

Debts of the same nature are recognized if (i) they arise from a past event; (ii) there is a present obligation; (iii) the expected outflow of resources is probable and (iv) the amounts are reliably estimated. If the expectation of disbursement is possible or the amount cannot be reliably measured, the amounts are presented in note 27.1 - Provisions, Contingent Liabilities, and Contingent Assets.

Both contingent assets and liabilities are assessed periodically to ensure that they are appropriately reflected and disclosed in the financial statements.

The accounting policy for the recognition of assets and liabilities of extemporaneous tax credits and debits of any nature are recorded as “Other operating income/(expenses)”, except for tax penalty payments and similar settlements, which are recorded as exceptional items, given their one-off nature, as per the accounting policy disclosed on note 8 – Exceptional items.

19.	INVENTORIES

	2025	2024

Finished goods	3,218.5	3,903.2
Work in progress	619.9	739.0
Raw materials and consumables	5,297.7	5,622.2
Spare parts and others	865.4	996.5
Inventory in transit and prepayments	629.7	570.0
Impairment losses	(111.1)	(141.1)
	10,520.1	11,689.8

AMBEV S.A.

The changes in impairment losses on inventory, are as follow:

	2025	2024
Balance at the end of the previous year	(141.1)	(142.5)
Effects of cumulative translation adjustments (CTA)	6.9	(16.7)
Provisions	(195.5)	(264.0)
Write-offs/reversal of provisions	214.6	282.1
Reclassified to assets held for sale (i)	4.0	-
Balance at the end of the period	(111.1)	(141.1)

(i)	Effect related to the reclassification of SLU's asset balances to the line of assets held for sale, as note 1.3.3 – Sale of subsidiary.

Accounting policies

Inventory is initially recorded at the acquisition cost and subsequent valued at the lower of their cost and net realizable value. Cost includes expenditure incurred to acquire the inventory, non-recoverable taxes, and the costs to bring it to the location and condition required for use. The weighted average method is used to determine the cost of inventory.

The cost of finished products and work in progress includes raw materials, other production materials, direct labor, other direct costs, gains and losses on derivative financial instruments, and an allocation of fixed and variable overheads based on the normal operating capacity. Fixed costs not allocated or idle costs not held in inventory, are recognized directly in the income statement, as determined by IAS 2- Inventories.

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

20.	TRADE RECEIVABLES

	Note	2025	2024

Trade receivables		6,960.4	6,871.9
Bad debt provision		(837.0)	(839.9)
Trade receivables, net		6,123.4	6,032.0
Related parties	30	228.2	237.9
Total current trade receivables		6,351.6	6,269.9

AMBEV S.A.

The current trade receivables aging details are as follows:

	2025			2024
	Trade receivables	Bad debt provision	Trade receivables, net	Trade receivables	Bad debt provision	Trade receivables, net
No past due	5,242.4	-	5,242.4	5,388.1	-	5,388.1
Past due – within 30 days	750.8	-	750.8	397.2	-	397.2
Past due – between 31 - 60 days	107.8	-	107.8	189.9	-	189.9
Past due – between 61 - 90 days	22.4	-	22.4	58.8	(2.0)	56.8
Past due – between 91 - 180 days	32.2	(32.2)	-	70.2	(70.2)	-
Past due – between 181 - 360 days	24.9	(24.9)	-	77.1	(77.1)	-
Past due over 360 days	779.9	(779.9)	-	690.6	(690.6)	-
Net carrying amount as at December 31	6,960.4	(837.0)	6,123.4	6,871.9	(839.9)	6,032.0

The changes on the estimated loss for doubtful debts, are as follows:

	2025	2024
Beginning balance	(839.9)	(721.0)
Effects of movements in foreign exchange in the balance sheet	34.4	(16.4)
Additions	(68.6)	(140.0)
Reversals	5.8	7.3
Write-offs	31.3	30.2
Final balance	(837.0)	(839.9)

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

The Company applies the IFRS 9 - Financial Instruments simplified approach to measuring expected credit losses whereby impairment allowances for trade receivables are measured upon initial recognition on the basis of the expected 12-month credit losses. This is primarily based on past experience of credit losses, current data on overdue receivables and credit score information. Prospective information (such as forecast economic performance indicators) is also taken into consideration if, based on past experience, such indicators show a strong correlation with actual credit losses. Typically trade receivables which are outstanding for more than 90 days are fully provisioned.

The Company may write off accounts trade receivables when all reasonable recovery efforts been exhausted, taking into account the passage of time, historical default experience and a case-by-case assessment carried out in accordance with the applicable internal governance policies.

If security receiving deadline is equal or less than a year, trade receivables are categorized in current assets. Otherwise, its disclosed in non-current assets.

AMBEV S.A.

21.	CASH AND CASH EQUIVALENTS AND INVESTMENT SECURITIES

21.1 Cash and equivalents

	2025	2024
Short-term bank deposits (i)	10,780.5	16,977.6
Current bank accounts	7,824.3	11,395.4
Cash	33.4	222.7
Cash and cash equivalents	18,638.2	28,595.7

Net cash and cash equivalents	18,638.2	28,595.7

(i)	The balance refers mostly to Bank Deposit Certificates (“CDBs”), with high have liquidity, are readily convertible into known amounts of cash, and are subject to an insignificant risk of changes in value.

The cash and cash equivalents balance include the amount of R$4,070.6 million in December 31, 2025 (R$4,393.8 million in December 31, 2024), which is not freely remittable to the parent company due to remittance restrictions in Cuba, and due to the unavailability of foreign currency in Bolivia, although the balances are available for use in the local operations of those subsidiaries.

21.2 Investment securities

Investment securities	2025	2024

Investments in debt securities (i)	123.3	184.5
Non-current assets	123.3	184.5

Financial assets at fair value through profit or loss	1,667.4	1,170.5
Investments in debt securities (i)	14.3	71.5
Current assets	1,681.7	1,242.0

Total	1,805.0	1,426.5

(i)	The balance refers substantially to financial investments linked to tax incentives that are not immediately convertible into a known amount of cash.

Accounting policies

Cash and cash equivalents include all cash balances, bank deposits, and short-term highly with due date until 90 days, liquid investments with an insignificant risk of changes in value which are readily convertible into cash. These assets are initially recognized at acquisition cost, which corresponds to fair value, and are subsequently measured using the effective interest rate method.

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

AMBEV S.A.

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

22.	CHANGES IN EQUITY

22.1 Issued capital

As at December 31, 2025, the authorized and issued capital, fully subscribed and paid in, amounting to R$58,275.1 (R$58,226.0 in 2024 and R$58,177.9 in 2023) was composed of 15,761.6 common shares (15,757.7 in 2024 and 15,753.8 in 2023) book entry, registered, and with no par value, distributed as follows:

	2025		2024		2023
Shareholder	Millions of common shares	%	Millions of common shares	%	Millions of common shares	%
Interbrew International GmbH	8,441.6	53.6%	8,441.7	53.6%	8,441.7	53.6%
Ambrew S.A.R.L.	1,287.7	8.2%	1,287.7	8.2%	1,287.7	8.2%
Fundação Zerrenner	1,610.0	10.2%	1,610.0	10.2%	1,610.0	10.2%
Market (free float)	4,277.2	27.1%	4,388.4	27.9%	4,410.0	28.0%
Treasury shares	145.1	0.9%	29.8	0.2%	4.4	0.0%
	15,761.6	100.0%	15,757.7	100.0%	15,753.8	100.0%

		2025		2024		2023
	Millions common shares	Millions Reais	Millions common shares	Millions Reais	Millions common shares	Millions Reais

Opening balance	15,757.6	58,226.0	15,753.8	58,177.9	15,750.2	58,130.5
Capital increase (i)	4.0	49.1	3.8	48.1	3.6	47.4
Balance at the end of the period	15,761.6	58,275.1	15,757.6	58,226.0	15,753.8	58,177.9

(i)	Capital increase related to the issue of shares, under Company’s with share-based payment programs.

AMBEV S.A.

22.2 Capital reserves

	Capital Reserves
	Treasury shares	Share Premium	Other capital reserves	Share-based Payments	Total

At January 1, 2023	(1,073.4)	53,662.8	700.9	2,049.5	55,339.8
Capital increases/(reduction) in associates and subsidiaries	-	-	-	(32.9)	(32.9)
Share buybacks, results from treasury shares, and share-based payments	61.6	-	-	111.2	172.8
At December 31, 2023	(1,011.8)	53,662.8	700.9	2,127.8	55,479.7
Gains/(losses) of controlling interest	-	-	-	2.0	2.0
Share buybacks, results from treasury shares, and share-based payments	(320.9)	-	-	175.7	(145.2)
At December 31, 2024	(1,332.7)	53,662.8	700.9	2,305.5	55,336.5
Share buybacks, results from treasury shares, and share-based payments	(1,614.9)	-	-	59.9	(1,555.0)
At December 31, 2025	(2,947.6)	53,662.8	700.9	2,365.4	53,781.5

AMBEV S.A.

22.2.1 Share buyback and treasury shares results

Treasury shares represent the Company’s own issued shares that have been repurchased by the Company. The results of treasury shares refer to gains and losses arising from share-based payment transactions and others related items. The changes in treasury shares are as follows:

	Acquisition/(realization of shares)		Results from treasury shares	Total treasury shares
	Millions shares	Millions Brazilian Reais	Millions shares	Millions Brazilian Reais
At January 1, 2023	8.5	(131.8)	(941.6)	(1,073.4)
Changes during the year	(4.1)	68.8	(7.2)	61.6
At December 31, 2023	4.4	(63.0)	(948.8)	(1,011.8)
Changes during the year	25.4	(302.7)	(18.3)	(321.0)
At December 31, 2024	29.8	(365.7)	(967.1)	(1,332.8)
Changes during the year	115.3	(1,471.0)	(143.9)	(1,614.9)
At December 31, 2025	145.1	(1,836.7)	(1,111.0)	(2,947.7)

22.2.2 Share premium

The share premium refers to the difference between the subscription price that the shareholders paid for the shares and their nominal value. Since this is a capital reserve, it can only be used to increase capital, offset losses, or for the redemption, reimbursement or repurchase of shares.

22.2.3 Share-based payment

Different share-based payment programs allow the Group’s senior management to acquire shares in the Company (note 25 - Share-based payments). The share-based payment reserve recorded an expense of R$420.6 in 2025 (R$392.5 and R$331.6 in 2024 and 2023, respectively).

22.3 Net income reserves

	Profit reserves
	Investment reserve	Legal reserve	Fiscal incentives	Total
At January 1, 2023	22,055.9	4.5	14,846.6	36,907.0
Fiscal incentives reserve	-	-	2,552.7	2,552.7
Investments reserve	3,730.2	-	-	3,730.2
At December 31, 2023	25,786.1	4.5	17,399.3	43,189.9
Fiscal incentives reserve	-	-	108.1	108.1
Investments reserve	10,339.1	-	-	10,339.1
At December 31, 2024	36,125.2	4.5	17,507.4	53,637.1
Dividends	(2,297.2)	-	-	(2,297.2)
Interest on capital	(4,200.8)	-	-	(4,200.8)
Fiscal incentives reserve	(144.6)	-	372.8	228.2
Investments reserve	6,854.9	-	-	6,854.9
At December 31, 2025	36,337.5	4.5	17,880.2	54,222.2

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

22.3.3 Tax incentives

The tax incentives recognized by the Company in its net equity, under profit reserves, relate to industrial development programs that aim at the fostering of employment generation, increasing of regional decentralization, in addition to complementing and diversifying the industrial bases of some regions and states in Brazil. In these states, the grace periods and incentive terms are set out in normative acts issued by the respective states, and when there are conditions for obtaining these grants, they are under the Company’s control. The tax treatment of states incentives complies with the provisions of current federal, state, and municipal legislation, particularly Complementary Federal Law No. 160/2017 and CONFAZ Agreement No. 190/2017. Following the revocation of Article 30 of Federal Law No. 12,973/14 by Federal Law No. 14,789/23, the state tax incentives in the form of presumed ICMS credits have ceased to be allocated to the tax incentive reserve, starting from 2024. The other federal and state tax incentives related to the nature explained above continue to be recognized as reserve.

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

Events during the year ended 2025:

Event	Approval	Type	Date of payment	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	2/25/2025	Dividends	4/4/2025	ON	0.1276	1,997.5
Board of Directors’ Meeting	5/7/2025	Dividends	7/7/2025	ON	0.1280	2,000.2
Board of Directors’ Meeting	7/30/2025	Dividends	10/6/2025	ON	0.1283	2,000.5
Board of Directors’ Meeting	12/9/2025	Dividends	12/30/2025	ON	0.1153	1,800.6
Board of Directors’ Meeting	12/9/2025	Dividends	12/30/2025	ON	0.3459	5,401.7
Board of Directors’ Meeting	12/9/2025	Interest on capital	until 12/31/2026	ON	0.2690	4,200.7
						17,401.2

Distribution dividends–February/2025 resolution: on meeting held on February 25, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1276 per share of the Company, based on the available balances in the balance sheet of January 31, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year, and the remainder was allocated to the Investments Reserve constituted in previous fiscal years. The payment of dividends was made on April 04, 2025.

AMBEV S.A.

Distribution dividends–May/2025 resolution: on meeting held on May 07, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1280 per share of the Company, based on the available balances in the balance sheet of March 31, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year. The payment of dividends was made on July 07, 2025.

Distribution dividends- July/2025 resolution: on the meeting held on July 30, 2025, the Board of Directors approved the distribution of dividends at a rate of R$0.1283 per share of the Company, based on the available balances in the balance sheet of June 30, 2025, which were treated as part of the mandatory minimum dividends for the 2025 fiscal year. The payment of dividends was made on October 06, 2025.

Distribution of dividends – December/2025 resolution: At a meeting held on December 09, 2025, the Board of Directors approved the distribution of dividends of dividends in the amount of R$0.4612 per share of the Company, based on the November Balance Sheet. Of this amount, R$0.3459 per share was allocated to the mandatory minimum dividend for fiscal year 2025 and distributed based on the profit for the year, and R$0.1153 per share will be paid as additional dividends and distributed based on the profit reserve. The payment was made on December 30, 2025.

Distribution of Interest on Capital (IOC) and dividends – December/2025: at a meeting of the Board of Directors held on December 09, 2025, the distribution of interest on capital IOC at a rate, based on the profit reserve as determined in the November Balance Sheet, was approved in the amount of R$0.2690 per share of the Company.

Considering that the mandatory minimum dividend requirement for fiscal year 2025 had already been met, the IOC amount was not allocated to the mandatory minimum dividend for that fiscal year 2025. The payment will be made by December 31, 2026.

Events during the year ended 2024:

Event	Approval	Type	Date of payment	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	12/11/2024	Dividends	1/7/2025	ON	0.4228	6,653.2
Board of Directors’ Meeting	12/11/2024	Interest on capital	12/30/2024	ON	0.2448	3,852.2
						10,505.4

Distribution of Interest on Capital (IOC) and dividends – December/2024: at a meeting of the Board of Directors held on December 11, 2024, the distribution of IOC at a rate of R$0.2448 per share of the Company was approved, in addition to dividends at a rate of R$0.4228 per share of the Company, based on the available balances in the extraordinary balance sheet of November 30, 2024, which are allocated to the mandatory minimum dividends of the same fiscal year. The distribution of IOC is taxed in accordance with the current legislation in Brazil, resulting in a net distribution of R$0.2081 per share of the Company, except for corporate shareholders who are exempt under Article 5 of Law No. 11,053/04, with the amendments introduced by Law No. 11,196/05. The payment of IOC was made on December 30, 2024, based on the shareholder position of December 19, 2024, regarding B3, and December 23, 2024, regarding the NYSE, without the incidence of monetary correction. The payment of dividends was made on January 7, 2025.

AMBEV S.A.

Events during the year ended 2023:

Event	Approval	Type	Date of payment	Type of share	Amount per share	Total amount
Board of Directors’ Meeting	12/12/2023	Interest on capital	12/28/2023	ON	0.7302	11,500.2
						11,500.2

Distribution of interest on capital – December/2023: at the meeting held on December 12, 2023, was approved the distribution of IOC in the amount of R$0.7302 per share, based on available balances, in the Company’s extraordinary balance sheet dated as of November 30, 2023, which were attributed to the minimum mandatory dividends of the same fiscal year. The IOC distribution was taxed pursuant to the applicable law in Brazil, which resulted in a net interest on shareholder’s equity distribution of R$0.6207 per share of, except for shareholders that are corporate entities that are immune or exempted pursuant to article 5 of Law 11,053/04, as amended by Law No. 11,196/05. The indicated payment was made on December 28, 2023, considering the shareholding position of December 19, 2023 with respect to B3, and December 26, 2023 with respect to the NYSE, without any monetary adjustment.

22.4 Destinations

As at December 31, 2025 the Company has made appropriations to retained earnings, in accordance with the Brazilian Corporate law and the Company’s bylaws. The Company believes that the predecessor basis of accounting should not affect the determination of the minimum mandatory dividend. Therefore, the Company has adjusted the calculation base of the minimum mandatory dividends, to exclude any current and future impacts on net income arising from the adoption of this accounting practice, related to the amortization/depreciation of surplus assets or even a possible impairment of goodwill.

	2025	2024	2023
Net income, attributable to the equity holders of Ambev	15,503.4	14,437.2	14,501.9
Statute-barred /(additional) dividends	82.4	22.2	-
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	11.8	11.8	11.8
Effects of the application of IAS 29 (hyperinflation)	2,377.3	6,481.3	3,269.4
Retained earnings basis for dividends and destinations	17,974.9	20,952.5	17,783.1

Dividends and interest on capital distributed and accrued for distribution based on the net income for the year
Dividends and interest on capital paid based on the profit for the year	10,903.3	10,505.4	11,500.2
Total of dividends and interest on capital	10,903.3	10,505.4	11,500.2
Percentage of profits distributed	61%	50%	65%

AMBEV S.A.

22.5 Carrying value adjustments

	Carrying value adjustments
	Translation reserves	Cash flow hedge	Actuarial gains/ (losses)	Obligations related to the acquisition of a non-controlling interest	Gains/(losses) of non-controlling interest’s share	Other movements	Business combination	Accounting adjustments for transactions between shareholders	Total

At January 1, 2023	6,754.0	908.6	(665.0)	(6.7)	(66.3)	(64.4)	156.1	(75,437.8)	(68,421.5)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments [CTA]	(9,212.4)	-	-	-	-	-	-	-	(9,212.4)
Cash flow hedges	-	(210.8)	-	-	-	-	-	-	(210.8)
Actuarial gains/(losses)	-	-	(13.2)	-	-	-	-	-	(13.2)
Total comprehensive income	(9,212.4)	(210.8)	(13.2)	-	-	-	-	-	(9,436.4)
Options granted on subsidiaries	-	-	-	6.7	-	-	-	-	6.7
Gains/(losses) of controlling interest	-	-	-	-	(2.6)	-	-	-	(2.6)
Taxes on deemed dividends	-	-	-	-	-	(12.4)	-	-	(12.4)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2023	(2,458.4)	697.8	(678.2)	-	(68.9)	(76.8)	156.1	(75,449.6)	(77,878.0)
Comprehensive income:
Gains/(losses) on cumulative translation adjustments [CTA]	8,194.7	-	-	-	-	-	-	-	8,194.7
Cash flow hedges	-	551.6	-	-	-	-	-	-	551.6
Actuarial gains/(losses)	-	-	76.9	-	-	-	-	-	76.9
Total comprehensive income	8,194.7	551.6	76.9	-	-	-	-	-	8,823.2
Gains/(losses) of controlling interest	385.7	(0.6)	(1.2)	-	142.7	-	-	-	526.6
Taxes on deemed dividends	-	-	-	-	-	(17.3)	-	-	(17.3)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	-	(11.8)	(11.8)
At December 31, 2024	6,122.0	1,248.8	(602.5)	-	73.8	(94.1)	156.1	(75,461.4)	(68,557.3)
Comprehensive income:
Gains/(losses) on cumulative translation adjustment [CTA]	(8,835.3)	-	-	-	-	-	-	-	(8,835.3)
Cash flow hedges	-	(898.2)	-	-	-	-	-	-	(898.2)
Actuarial gains/(losses)	-	-	(0.4)	-	-	-	-	-	(0.4)
Total comprehensive income	(8,835.3)	(898.2)	(0.4)	-	-	-	-	-	(9,733.9)
Gains/(losses) of controlling interest	-	-	-	-	11.7	-	-	-	11.7
Taxes on deemed dividends	-	-	-	-	-	(61.7)	-	-	(61.7)
Reversal of effects of the revaluation of property, plant and equipment based on the predecessor basis of accounting	-	-	-	-	-	-	-	(11.8)	(11.8)
Effect related to the sale of a subsidiary (i)	-	-	(11.5)	-	-	-	-	-	(11.5)
At December 31, 2025	(2,713.3)	350.6	(614.4)	-	85.5	(155.8)	156.1	(75,473.2)	(78,364.5)

(i)	As disclosed in note 1 - Corporate Information, item 1.3.3 – Sale of subsidiary.

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

22.5.3 Actuarial gains and losses

Actuarial gains and losses include expectations regarding future pension plan obligations. Consequently, the results of actuarial gains and losses are recognized on a monthly considering the best estimates available to Management, reasoned on the expectations presented in the independent actuarial report. There was no actuarial gain or loss due to a surplus or deficit in 2025.

22.5.4 Accounting adjustments for transactions between shareholders

Transactions between shareholders of the same business, even when carried out between persons who are totally independent of each other, which have a valid economic rationale and reflect usual market conditions, will be consolidated by the applicable accounting standards as having taken place within the same accounting entity.

As determined by IFRS 10 - Consolidated Financial Statements, any difference between the amount paid (fair value) for the acquisition of a non-controlling interest and the carrying amount of such non-controlling interest shall be recognized directly in the controlling shareholders’ equity. The acquisition of the non-controlling interest related to Former Ambev and the abovementioned adjustment was recognized in Carrying value adjustments when applicable.

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

23.	INTEREST-BEARING LOANS AND BORROWING

	2025	2024

Secured bank loans	80.9	96.9
Other secured loans	176.0	227.1
Lease liabilities	1,962.7	1,852.3
Non-current liabilities	2,219.6	2,176.3

Secured bank loans	18.8	18.4
Other secured loans	135.5	145.2
Lease liabilities	1,013.0	1,112.8
Current liabilities	1,167.3	1,276.4

Total	3,386.9	3,452.7

Additional information regarding the exposure of the Company to interest rates, foreign currency risk and debt repayment schedule is disclosed in note 28 - Financial instruments and risks.

As at December 31, 2025 and 2024 the Company’s debts were exposed to the following interest rates:

		2025			2024
Debt instruments	Average rate %	Non-current	Current	Average rate %	Non-current	Current
Debt denominated in USD - fixed rate	2.39%	6.5	3.3	8.00%	-	3.8
Other Latin American currencies - fixed rate	15.15%	477.7	150.9	12.98%	319.5	190.7
Debt denominated in CAD - fixed rate	5.54%	187.1	127.6	5.78%	289.7	149.6
Reais debt - floating rate (TR)	9.56%	80.9	16.1	9.48%	96.9	14.7
Reais debt - ICMS fixed rate	2.87%	60.0	87.5	2.92%	122.4	107.2
Reais debt - ICMS floating rate	6.26%	116.0	47.9	6.36%	104.7	38.0
Reais debt - fixed rate	11.73%	1,291.4	734.0	11.06%	1,243.1	772.4
Total		2,219.6	1,167.3		2,176.3	1,276.4

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

	2025		2024
	Non - current liabilities	Current liabilities	Non - current liabilities	Current liabilities
Opening balance	2,176.3	1,276.4	2,203.0	1,298.1
Proceeds	51.1	-	53.6	435.5
Payments	-	(177.5)	-	(604.7)
Exchange differences	(67.8)	(31.9)	116.4	55.6
Transfers between current and non-current	(893.0)	893.0	(1,009.9)	1,009.9
New lease agreements	928.3	408.0	775.6	428.9
Interest on leases	-	74.7	-	182.3
Lease payments	-	(1,227.0)	-	(1,513.0)
Other movements	24.7	(48.4)	37.6	(16.2)
Final balance	2,219.6	1,167.3	2,176.3	1,276.4

23.2 Maturity of contracts

The above amounts have the following expect payment flow:

						Balance as at December 31,
	2025	2026	2027	2028	>2029	2025
Secured bank loans	18.8	17.6	19.2	44.1	-	99.7
Other secured loans	135.5	104.8	54.5	5.6	11.1	311.5
Lease liabilities	1,013.0	743.3	525.6	307.2	386.6	2,975.7
	1,167.3	865.7	599.3	356.9	397.7	3,386.9

23.3 Contractual clauses (covenants)

As at December 31, 2025, as at December 31, 2024, and up to the date of issuance of these consolidated financial statements, no events of default, breaches of covenants, or significant contractual changes occurred that would result in changes to the payment terms of loan and financing agreements.

Most loan contracts contain contractual covenants, including financial covenants, including maintenance of the Company's assets, purposing to assure that all remain under usage condition; restrictions on acquisitions, mergers, sales or disposals of its assets; disclosure of financial statements and the balance sheet.

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

AMBEV S.A.

As of December 31, 2025, as well as of December 31, 2024, the Company was in compliance with all of its contractual obligations for its loans and financing.

23.4 Guarantees and contractual counterparts

The loans and financing contracted by the Company provide for the provision of various guarantees, such as sureties and real estate. In relation to tax incentives on financing or subsidized loans, these are subject to the fulfillment of several commitments according to the legislation or contracts upon which those incentives are based on, such as (i) maintenance or creation of jobs positions in the long term; (ii) investments; (iii) increase in production capacity; (iv) commitments on tax collection; (v) maintenance of tax good standing, among others. These obligations refer to facts under the Company’s control. These commitments are applicable as from the signature date of the respective contracts related to the tax incentives.

23.5 Leasing contracts regarding the term and discount rate (Brazil)

The Company estimated the discount rates based on the risk-free interest rates observable in the Brazilian market over the terms of its contracts, adjusted to its specific circumstances (i.e. the credit 'spreads'). These spreads are based on surveys conducted with financial institutions. The table below presents the weighted average rates applied, considering the terms of the existing contracts:

Rate %
Lease Term	2025
2025 - 2029	12.23%
2030 - 2040	12.94%

Accounting policies

Interest-bearing loans and borrowing are recognized initially at fair value less attributable transaction costs. After to their initial recognition, interest-bearing loans and borrowing are stated at amortized cost, with any differences between the initial and maturity amounts recognized in the income statement over the expected life of the instrument on an effective interest rate basis.

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

The Company sponsors post-employment benefits, such as retirement plans, medical and dental care, among others for employees in Brazil and subsidiaries located in the Dominican Republic, Panama, Uruguay, Bolivia, Argentina and Canada based on employees' salaries and length of service. The entities are governed by the local regulations and practices of each individual country as well as the relationship with the Company’s pension funds and their composition.

AMBEV S.A.

Post-employment benefits of retirement are managed through pension funds and are classified as either defined contribution or defined benefit plans.

Defined benefit plans and the other post-employment benefits are not granted to new retirees.

24.1 Defined contribution plans

These plans are funded by the participants and the sponsor and are managed by administered pension funds. During 2025, the Company contributed R$104.0 (R$99.2 and R$91.3 during 2024 and 2023) to these funds, which was recorded in expenses. Under this plan, the Company may no longer have obligations to grant additional rights to beneficiaries, such as disability retirement, death pension, funeral assistance, among others.

24.2 Defined benefit plans

As at December 31, 2025, 2024 and 2023 the net liability for defined benefit plans consists of the following:

	2025	2024	2023
Present value of funded obligations	(5,241.4)	(5,630.2)	(5,365.5)
Fair value of plan assets	4,733.8	4,943.5	4,604.6
Present value of net obligations	(507.6)	(686.7)	(760.9)
Present value of unfunded obligations	(932.8)	(961.1)	(917.2)
Present value of net obligations	(1,440.4)	(1,647.8)	(1,678.1)
Asset ceiling	(397.6)	(367.6)	(182.6)
Net liabilities	(1,838.0)	(2,015.4)	(1,860.7)
Other long term employee benefits	(144.8)	(150.8)	(93.9)
Total employee benefits	(1,982.8)	(2,166.2)	(1,954.6)
Employee benefits amount in the balance sheet
Liabilities	(2,012.7)	(2,236.7)	(2,011.9)
Assets	29.9	70.5	57.3
Net liabilities	(1,982.8)	(2,166.2)	(1,954.6)

AMBEV S.A.

The changes in the present value of the defined benefit obligations and in the fair value of plan assets are as follow:

	Present value of net obligations			Fair value of plan assets			Asset ceiling			Total liabilities
	2025	2024	2023	2025	2024	2023	2025	2024	2023	2025	2024	2023
Defined benefit obligation at January 1	(6,591.3)	(6,282.7)	(6,397.5)	4,943.5	4,604.6	4,543.3	(367.6)	(182.6)	(163.3)	(2,015.4)	(1,860.7)	(2,017.5)

Recognized in the income statement
Service costs	(37.8)	(43.3)	(24.1)	-	-	-	-	-	-	(37.8)	(43.3)	(24.1)
Interest costs	(383.7)	(382.1)	(413.4)	-	-	-	(40.5)	(16.8)	(16.2)	(424.2)	(398.9)	(429.6)
Interest income	-	-	-	316.6	281.3	318.1	-	-	-	316.6	281.3	318.1
Administrative costs	-	-	-	(9.2)	(8.3)	(5.2)	-	-	-	(9.2)	(8.3)	(5.2)
Curtailments, settlements and other	-	-	-	4.0	3.5	(4.8)	-	-	-	4.0	3.5	(4.8)
Subtotal	(421.5)	(425.4)	(437.5)	311.4	276.5	308.1	(40.5)	(16.8)	(16.2)	(150.6)	(165.7)	(145.6)

Included in the comprehensive income for the period.
Gains/(losses) on settlements or reductions in benefits	3.9	3.7	2.5	-	-	-	-	-	-	3.9	3.7	2.5
Actuarial gains/(losses) - demographic assumptions	-	-	11.5	-	-	-	-	-	-	-	-	11.5
Actuarial gains/(losses) - financial assumptions	32.3	253.1	(297.0)	-	-	-	10.5	(168.2)	(3.1)	42.8	84.9	(300.1)
Experience adjustments	(147.0)	85.7	91.2	-	-	-	-	-	-	(147.0)	85.7	91.2
Effects of exchange differences	387.7	(750.7)	216.7	(250.8)	450.9	(102.0)	-	-	-	136.9	(299.8)	114.7
Expected return, excluding interest income	-	-	-	86.5	(103.6)	101.7	-	-	-	86.5	(103.6)	101.7
Subtotal	276.9	(408.2)	24.9	(164.3)	347.3	(0.3)	10.5	(168.2)	(3.1)	123.1	(229.1)	21.5

Others
Contributions by plan participants	(4.4)	(4.8)	(4.2)	4.4	4.6	4.6	-	-	-	-	(0.2)	0.4
Reclassifications	9.9	0.3	-	-	-	-	-	-	-	9.9	0.3	-
Contributions by employer	-	-	-	236.5	240.3	280.5	-	-	-	236.5	240.3	280.5
Transfers	-	-	-	(42.4)	-	-	-	-	-	(42.4)	-	-
Benefits paid, excluding administrative costs	556.2	529.5	531.6	(555.3)	(529.8)	(531.6)	-	-	-	0.9	(0.3)	-
Subtotal	561.7	525.0	527.4	(356.8)	(284.9)	(246.5)	-	-	-	204.9	240.1	280.9

Total	(6,174.2)	(6,591.3)	(6,282.7)	4,733.8	4,943.5	4,604.6	(397.6)	(367.6)	(182.6)	(1,838.0)	(2,015.4)	(1,860.7)

AMBEV S.A.

The employee benefit revenue/(expenses) is included in the following line items in the income statement:

	2025	2024	2023
Cost of sales	(21.3)	(32.1)	(15.1)
Commercial expenses	(9.4)	(11.8)	(7.3)
Administrative income/(expenses)	(12.2)	(9.2)	(8.9)
Financial expenses	(107.7)	(112.6)	(114.3)
	(150.6)	(165.7)	(145.6)

24.3 Plans assets

The real return on plan assets generated as at December 31, 2025 was a gain of R$403.0 (a loss of R$177.7 as at December 31, 2024 and a gain of R$419.7 as at December 31, 2023).

As at December 31, 2025, the Company recorded R$30.0 (R$70.5 as at December 31, 2024 and R$57.3 as at December 31, 2023) up to the asset ceiling not exceeding the present value of future benefits.

The changes in the asset ceiling not exceeding the present value of future benefits are as follow:

	2025	2024	2023
Position of plan assets as of January 1st	70.5	57.3	56.6
Effect of subsidiary sale (i)	(36.0)	-	-
Interest income/(expenses)	3.6	4.2	4.9
Change in asset ceiling excluding amounts included in interest income/(expenses)	5.6	(6.3)	(0.1)
Effects of exchange differences	(7.3)	15.3	(4.1)
Other	(6.4)	-	-
Position of plan assets as of December 31	30.0	70.5	57.3

(i)	As disclosed in note 1 - Corporate Information, item 1.3.3 – Sale of subsidiary.

The plans assets as at December 31, 2025, 2024 and 2023 consist of the following:

	2025			2024			2023
	Rated	Unrated	Total	Rated	Unrated	Total	Rated	Unrated	Total
Government bonds	34%	-	34%	35%	-	35%	43%	-	43%
Corporate bonds	12%	-	12%	9%	-	9%	10%	-	10%
Equity instruments	31%	-	31%	27%	-	27%	15%	-	15%
Cash	21%	-	21%	16%	-	16%	6%	-	6%
Others	2%	-	2%	13%	-	13%	26%	-	26%

The overall expected rate of return is calculated by weighting the individual rates in accordance with Ambev’s expected share of the total investment portfolio.

Ambev expects to contribute approximately R$213.1 to its defined benefit plans in 2026.

AMBEV S.A.

24.4 Assumptions

The assumptions used in the calculation of the obligations are as follows:

	2025 (i)	2024 (i)	2023 (i)
Discount rate	4,7% to 22,6%	4,6% to 11,6%	4,6% to 11,7%
Inflation	2,0% to 18,5%	2,0% to 5,0%	2,0% to 3,5%
Future salary increases	1,0% to 19,7%	1,0% to 8,7%	1,0% to 7,1%
Future pension increases	2,7% to 4,0%	2,7% to 4,0%	2,7% to 3,8%
Medical costs trend rate	6,3% to 7,1%	6,3% to 7,1%	6,4% to 7,1%
Dental claims trend rate	3,5%	3,5%	3.5%

Life expectancy for a male over 65 years old	84 to 87	84 to 87	84 to 87
Life expectancy for a female over 65 years old	86 to 89	86 to 89	86 to 89

(i)	Includes assumptions in Brazil, Central America and Caribbean, Latin America - South and Canada.

24.5 Risk

Through its defined benefit pension plans and post-employment medical plans, the Company is exposed to several risks, the most significant of which are detailed below:

Risk	Description
Asset volatility	The plan liabilities are calculated using a discount rate pegged to high-quality private securities; If plan assets underperform this yield, the Company’s net defined benefit obligation may increase. Most of the Company’s funded plans hold a significant proportion of equities, which are expected to outperform corporate bonds in the long-term while providing volatility and risk in the short-term. As the plans mature, the Company usually reduces the level of investment risk by investing more in assets that better match the liabilities.
Changes in bond yields	A decrease in corporate bond yields will increase plan liabilities, although this will be partially offset by an increase in the value of the plans’ bond holdings.
Inflation	Some of the Company’s pension obligations are linked to inflation, and higher inflation will lead to higher liabilities. The majority of the plan’s assets are either unaffected by or only loosely correlated with inflation, meaning that an increase in inflation could potentially increase the Company’s net benefit obligation.
Life expectancy	Most of the plans’ obligations are to provide benefits for the life of the member, so increases in life expectancy will result in an increase in the plans’ liabilities.
Investment strategy	In the case of funded plans, the Company ensures that the investment positions are managed within an asset-liability matching (“ALM”) framework to ensure long-term investments that are in line with the Company’s obligations under the pension schemes. Within this framework, the Company’s ALM objective is to match the assets to the pension obligations by investing in long-term fixed interest securities with maturities that match the benefit payments as they fall due and in the appropriate currency.

AMBEV S.A.

24.6 Sensitivity

The sensitivity of the defined benefit obligation to changes in the weighted principal assumptions is as follows:

In millions of Brazilian Reais		2025		2024		2023
	Change in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption	Increase in assumption	Decrease in assumption
Medical cost trend rate	100 bases points	(83.7)	73.4	(80.1)	69.4	(95.2)	82.2
Discount rate	50 bases points	256.0	(271.6)	315.1	(236.7)	284.8	(302.4)
Future salary increases	50 bases points	(14.5)	12.5	(4.6)	25.9	(17.3)	14.7
Longevity	One year	(180.9)	177.5	(150.2)	241.4	(201.0)	196.1

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

The present value of funded obligations includes R$698 on December 31, 2025 (R$555.1 as at December 31, 2024 and R$633.3 as at December 31, 2023) of two health care plans for which the benefits were provided directly by Fundação Zerrenner.

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

25.	SHARE-BASED PAYMENTS

Currently, the Company has two share-based payment programs: (i) the Stock Option Plan, approved at the Extraordinary General Meeting held on July 30, 2013 (the “Stock Option Plan”); and (ii) the Share-based Plan approved at the Extraordinary General Meeting of April 29, 2016, as amended at the Extraordinary General Meeting held on April 24, 2020 (“Share-Based Plan”). Each plan may periodically issue different programs stock options, restricted stock units (RSUs) and performance stock units (PSUs). These programs allow employees and members of senior management members, as nominated by the Board of Directors and the People Committee, to acquire shares of the Company through the exercise of stock options or to receive shares directly.

25.1 Share-Based Plan

In this plan, certain employees and members of the Management are eligible to receive Company shares, including in the form of ADRs. The shares subject to the Share-Based Plan are the RSUs and the PSUs.

The delivery of RSUs and PSUs are made without charge, and the vesting period may vary between three to five years from the corresponding grant date, depending on the share-based payment program. RSUs and PSUs may entitle participates the right to receive additional shares with the same conditions, such as compensation dividends and interest on capital declared and paid by the Company during the vesting period. The right to receive restricted, performance and additional shares, can be fully or partially lost depending on circumstances, including cases of dismissal or resignation during the vesting period.

25.1.1 Other disclosures of the Share-Based plan

During the period ended December 31, 2025, the Company granted 33,898 thousand restricted and performance shares under the Share-Based Plan (25,603 thousand in December 31, 2024 and 33,686 thousand in 2023), representing a fair value of approximately R$441.7 in December 31, 2025 (R$327.5 in December 31, 2024 and R$463.5 in 2023).

The total number of shares granted to employees, under the Share-Based Plan, which will be delivered in the future upon the fulfilment of certain conditions, is presented below:

AMBEV S.A.

Restricted and performance stock units

Thousand restricted shares	2025	2024	2023

Restricted and performance stocks outstanding at January	119,481	118,996	108,854
New restricted and performance stocks during the period	33,898	25,603	33,686
Restricted and performance stocks vested during the period	(48,663)	(20,256)	(18,309)
Restricted and performance stocks forfeited during the period	(4,823)	(4,862)	(5,235)
Restricted and performance stocks outstanding at the end of the year	99,893	119,481	118,996

25.2 Option Plan

Since 2020, the Company no longer grants its employees and senior executives stock options recognized in accordance with IFRS 2 - Share-Based Payment. However, there are stock options granted in previous periods that are already exercisable but not expired, and remain valid within the scope of the programs issued under the Option Plan and are subject to the accounting treatment mentioned. In the Options Plan, the vesting period, therefore, and the exercise period are generally of five years.

In addition, some employees of the Company and its subsidiaries, who receive their variable compensation in cash, have the option, according to their position, to choose to allocate part or all the amount received as such to the acquisition of shares issued by Ambev, these shares are called "voluntary shares" and are granted under the Stock Option Plan. In general, voluntary shares are entitled to dividends from the date of grant and are subject to a vest period of three to five years (look-up). These shares are granted at market price with a discount applied of up to 20%. The discount is delivered in the form of discounted shares. Executives who invest in voluntary shares also receive one and a half times the number of corresponding shares for each voluntary share acquired, up to a limited total percentage of each executive's variable remuneration. These matching shares are also delivered in the form of restricted shares [matching shares].

As the Voluntary shares are granted under the Stock Option Plan and are part of the variable compensation earned by eligible executives, they are recognized as an expense in the income statement against liabilities. The restricted shares mentioned (discounted shares and matching shares) are granted under the Option Plan, in accordance with the conditions mention in item 25.1 above and are recognized in accordance with the accounting treatment set out in this note, according to IFRS 2 - Share-Based Payment.

25.2.1 Other disclosures of the Stock Options Plan

Stock options have neither granted neither have been exercised during the years ended in December 31, 2025, December 31, 2024 and December 31, 2023. The total number of outstanding stock options is as follows:

Thousand options	2025	2024	2023

Options outstanding at January 1	72,466	87,961	99,717
Options forfeited during the period	(12,275)	(15,495)	(11,756)
Options outstanding at the end of the year	60,191	72,466	87,961

In December 31, 2025 the exercise prices of the outstanding options ranged from R$16.34 (R$16.34 in December 31, 2024 and R$15.95 in 2023) to R$22.40 (R$22.40 in December 31, 2024 and R$32.81 in 2023) and the remaining exercise period for these options is up to 47.00 months. Of the 60,191 thousand outstanding options (72,466 thousand in December 31, 2024 and 87,961 thousand in 2023), 60,191 thousand options were vested in December 31, 2025 (72,465 thousand in December 31, 2024 and 68,635 thousand in 2023).

AMBEV S.A.

The weighted average exercise price of the options is as follows:

In R$ per share	2025	2024	2023

Options outstanding on January 1	18.26	18.86	19.39
Options forfeited during the period	18.39	22.30	22.68
Options outstanding at the end of the period	18.91	18.26	18.86
Options exercisable at the end of the period	18.91	18.26	19.08

During the year ended December 31, 2025 and 2024 there was no exercise of the options, as the exercise price remained above the market value of the Company's shares. The balance of outstanding deferred shares refers exclusively to grants made in previous years, which remain subject to transfer restriction periods of three to five years from the date of their grant. (as at December 31, 2023, 47 thousand deferred shares had been granted which were valued based on the Company’s stock price on the trading day immediately prior to the grant date, representing a fair value of approximately R$0.6). The number of deferred shares, which will be delivered in the future as per the conditions originally established, is as set out below:

Thousand deferred shares	2025	2024	2023

Deferred stocks outstanding at January 1	936	936	889
New deferred stocks during the period	-	-	47
Deferred stocks outstanding at the end of the year	936	936	936

The Company carries out periodic share buybacks when necessary to meet demand for shares to be delivered under the plans mentioned above.

25.3 Expenses related to share-based payments

The share-based payments transactions described above generated an expense of R$426.5 in December 31, 2025 (R$393.8 and R$333.4 in December 31, 2024 and 2023, respectively), which was recorded under administrative expenses.

Accounting policies

Under the Share-Based Plan, the reference price per restricted share is defined on the stock grant date based on the share price of the trading session on B3 immediately prior to the shares granting, except for the performance shares, which the fair value is defined at the grant date based on “Monte Carlo” pricing method. After defining the reference price, based on number of grant shares, the calculated amount is recorded as expense against equity. For the vesting period, during which participants unconditionally acquire the right to benefits. The shares offered to the professional through the Restricted Stock Plan may not be sold, assigned, or transferred to third parties for the duration of the program, starting from the grant date. The settlement of the programs under the Stock Plan is carried out exclusively through the delivery of equity instruments (shares), which are transferred to the participants in accordance with the terms and timeframes established in the respective programs.

For all stock option programs, the fair value of the shares is estimated as at the option grant date, using the “Hull Binomial” pricing model, adjusted to reflect the IFRS 2 - Share-based Payment requirement that assumptions regarding forfeiture before the end of the vesting period cannot impact the fair value of the option. The fair value of the share options is estimated at the grant date, using an option pricing model. Based on the expected number of options that will be exercised, the fair value of the options granted is recognized as an expense over the vesting period with a corresponding credit to equity. When the options are exercised, the equity is increased by the amount of the proceeds received. The settlement of the programs under the Stock Option Plan is carried out through the delivery of equity instruments (shares) or in cash in an amount equivalent to the number of options held by the participant.

AMBEV S.A.

Additionally, on some occasions, employees and executives of AB InBev are may be expatriated to the Company. In these cases, the 'compensation cost' related to options for acquiring shares and restricted shares of AB InBev is recognized in the income statement with a corresponding entry in equity, proportionally to the period of expatriation. At the time of delivery of the equity instruments, the referred amount is reimbursed to AB InBev.

Conversely, when employees and executives who hold options for acquiring shares and restricted shares of the Company are expatriated to AB InBev, the compensation cost is recognized by AB InBev proportionally to the period of expatriation, and the Company is reimbursed at the time of delivery of its equity instruments to employees and executives of AB InBev.

The Company's share-based payment plans are settled in shares.

26.	TRADE PAYABLES

	2025	2024

Trade payables	67.7	69.4
Related parties	245.3	258.3
Non-current	313.0	327.7

Trade payables	22,596.1	24,042.9
Related parties	1,146.7	1,180.6
Current	23,742.8	25,223.5

Total	24,055.8	25,551.2

The present value adjustment related to the obligations recorded in trade payables, as at December 31, 2025 is R$243.0 million (R$210.7 million as at December 31, 2024).

The subsidiaries in Argentina, Chile and Panama have discount transactions of endorsed trade bills (trade payables securitization) with vendors in the amount of R$20.2 million as at December 31, 2025 (R$76.2 million as at December 31, 2024). In general, such discount transactions occur due to legal requirements existing in these jurisdictions. These transactions retain their commercial characteristics, as there are no changes to the previously agreed conditions (amount, terms, or counterparty, among others), and it is the vendor’s discretion to anticipate its receivables. Therefore, these transactions do not result in any additional obligations for the Company.

Accounting policies

Trade payables are recognized initially at their fair values and subsequently at amortized cost using the effective interest method. When relevant, trade payables values are adjusted by their present value, considering the following assumptions to calculation: (i) the amount to be discounted; (ii) the settlement dates; and (iii) the discount rate, in accordance with IFRS 13- Fair Value Measurement. The present value adjustment on purchases with extended payment terms is record in trade payables against the cost of products sold account. Subsequently, the amount recorded in trade payables is accrued to the interest expense according to the payment term duration.

AMBEV S.A.

Long-term intra-group loan agreements

The Company has long-term loan agreements, denominated in foreign currency, signed with wholly owned subsidiaries located abroad, whose amounts are recognized in the Company's accounts payable. As determined by IAS 21- The Effects of Changes in Foreign Exchange Rates, considering that they are long-term loans, which settlement is not likely to occur in the foreseeable future, the exchange differences related to these instruments are initially recognized in other comprehensive income, following the accrual accounting concept.

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

The Company and its subsidiaries are involved in administrative and judicial proceedings and arbitrations arising from the normal course of business. The assessment of the likelihood of loss, carried out by the Company with the support of its legal advisors, considers the likelihood of the Company position being accepted at the end of the proceedings, considering the applicable legislation, the case law on the subject and the existing evidence. Due to their nature, these proceedings involve inherent uncertainties, including, but not limited to, decisions by courts and tribunals agreements between the parties involved and governmental actions and, as a result, Management cannot, at this stage, estimate the precise timing to conclude such proceedings.

27.1 Provisions

The lawsuits considered probable of loss are fully provisioned, under the terms of IAS 37 - Provisions, Contingent Liabilities and Contingent Assets, and have a tax, civil or labor nature. Cases are considered with a probable likelihood of loss when there is established or binding case law unfavorable to the position defended by the Company and its subsidiaries, or, in the case of factual or evidentiary disputes, when the Company and its subsidiaries do not have the necessary and sufficient evidence to prove the claimed right.

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

AMBEV S.A.

Civil: the Company and its subsidiaries are involved in civil proceedings considered as representing a probable likelihood of loss. The most relevant portion of these lawsuits was filed by former distributors, mainly in Brazil, mostly claiming damages resulting from the termination of their contracts with the Company.

Other taxes: refer to provisions for lawsuits concerning taxes unrelated to sales or income taxation. The uncertain tax treatments related to income taxes with a prognosis of probable loss have their value reported directly in the income tax and social contribution payable line, as per IFRIC 23 - Uncertainty on the Treatment of Income Taxes.

27.1.2 Provision changes

	Excise duties	Labor	Civil	Other taxes	Restructuring	Total

At December 31, 2023	282.3	149.9	340.2	202.3	3.3	978.0
CTA effect	-	1.3	0.3	12.5	0.7	14.8
Constituted provisions	148.6	294.7	144.8	39.8	24.7	652.6
Consumed provisions	(33.6)	(205.8)	(89.9)	(19.7)	(24.1)	(373.1)
Reversed provisions	(71.4)	(45.0)	(23.4)	(20.7)	-	(160.5)
Balance at December 31, 2024	325.9	195.1	372.0	214.2	4.6	1,111.8
CTA effect	-	(2.0)	(7.4)	(7.4)	(0.3)	(17.1)
Constituted provisions	423.0	285.1	273.0	275.3	23.3	1,279.7
Consumed provisions	(129.8)	(211.5)	(165.8)	(42.5)	(22.5)	(572.1)
Reversed provisions	(94.0)	(49.9)	(174.8)	(34.6)	-	(353.3)
Balance at December 31, 2025	525.1	216.8	297.0	405.0	5.1	1,449.0

27.1.3 Expected settlement of provision

	2025			2024
	Non-current	Current	Total	Non-current	Current	Total
Tax on sales	400.8	124.3	525.1	167.2	158.7	325.9
Labor	117.5	99.3	216.8	139.4	55.7	195.1
Civil	215.6	81.4	297.0	183.7	188.3	372.0
Other taxes	143.7	261.3	405.0	180.6	33.6	214.2
Total provision for disputes and litigation	877.6	566.3	1,443.9	670.9	436.3	1,107.2
Restructuring	-	5.1	5.1	-	4.6	4.6
Total provisions	877.6	571.4	1,449.0	670.9	440.9	1,111.8

The expected settlement of provisions was based on Management’s best estimate, in line with their internal and external legal advisors’ assessments, at the consolidated balance sheet date.

27.2 Contingencies

The Company and its subsidiaries maintain administrative and judicial disputes with fiscal authorities in Brazil related to certain tax positions adopted when calculating the income tax and social contribution, which, based on Management’s current evaluation, probably are going to be accepted in superior court decisions of last instance, considering the regular compliance with tax laws, case law, and evidence produced, in line with IFRIC 23 - Uncertainty over Income Tax Treatments. The Group is also part on tax proceedings related to other taxes, which involve possible loss risk, according to Management's assessment. To these uncertain tax treatments and possible contingencies there are no constituted provision, due to the prognosis assessment carried out. Such proceedings represent the following estimates:

AMBEV S.A.

	2025	2024

Income tax and social contribution	72,201.3	65,174.6
Value-added and excise duties	28,810.1	28,139.7
PIS and COFINS	1,876.5	2,032.5
Others	3,046.2	2,552.0
	105,934.1	97,898.8

Contingencies with a remote risk of loss are not disclosed, as the possibility of any settlement is remote, in accordance with IAS 37 - Provisions, Contingent Liabilities and Contingent Assets.

The Company and its subsidiaries have guarantee-insurance bonds and letters of guarantee for some legal proceedings, presented as guarantees on civil, labor and tax lawsuits.

27.2.1 Main contingencies with a possible risk of loss

The main proceedings classified with a possible loss probability are summarized in the tables below, along with their respective estimated values involved in the cases.

	Uncertainty over the treatment of income taxes In accordance with IFRIC 23 (note 13 - Income tax and social contribution)	Estimates (in million of Brazilian Reais)
#	Description of the main proceedings	2025	2024
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

In all cases Ambev obtained partially favorable decisions at the first-level administrative court and filed appeals to the Lower Administrative Court. The appeals related to tax assessments involving calendar years 2014 and 2017 to 2021 await judgment by the CARF. The favorable portion of the decisions rendered by the first-level administrative court in these cases is subject to mandatory review by the CARF as well. With respect to the tax assessment involving calendar years 2015 and 2016, in May 2024 the company obtained an unfavorable decision on the merits under discussion, but favorable as it relates to the fines charged by the tax authorities, as the court decision cancelled the qualified penalties charged. In December 2024, the favorable portion of the decision became final, and the Company appealed the unfavorable portion to CARF. In October 2025, the Company was notified of CARF’s unfavorable decision and, with respect to the main merits of the discussion, appealed to the Upper Administrative Court (“CSRF”) which awaits analysis. For a portion of the discussion relating to calendar year 2015 that became final at the administrative level, the Company appealed to the judicial courts. In December 2025, the Company obtained an unfavorable decision at the first level judicial court that did not analyze the merits of this portion of the discussion based on the understanding that it was dependent on the result of the main merits that is still pending at the administrative level. The Company will continue to discuss at the judicial level. The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$30.8 billion as of December 31, 2025 (R$28.1 billion as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made in the period.

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

		30,782	28,126

AMBEV S.A.

2

Disallowance of tax paid abroad

Since 2014, the Company has been receiving tax assessments, relating to calendar years from 2007 onwards, which disallow the use of foreign tax credits relating to income tax paid abroad by its controlled companies. The Company is challenging these assessments in the administrative and judicial courts. In November 2019, a final favorable decision was issued by (“CARF”) canceling the assessment regarding one of the cases, covering the calendar year 2010. For cases involving calendar years 2015 and 2016, the Company received unfavorable decisions, in the administrative level, in three out of four cases. The Company filed a lawsuit to discuss the matter and awaits a decision by the first level judicial court. In July 2024, the Lower Administrative Court rendered a favorable decision to the Company in one case related to the 2012 calendar year (approximately R$1.4 billion). The Company awaits notification of the decision in order to assess, together with its external advisors, any potential impacts on the likelihood of loss of this portion of the contingency. In January 2025, the Company received new assessments related to 2019 calendar year and submitted administrative defenses. In September 2025, the Company received an unfavorable decision from the first-level administrative court, and appealed to CARF. The other cases are still awaiting final decisions at both administrative and judicial courts.

In connection with the disallowance of tax paid abroad, the RFB filed additional tax assessments to charge isolated fines due to the lack of monthly prepayments of income tax as a result of allegedly undue deductions of taxes paid abroad. The Company has received tax assessments charging such fines for the calendar years 2015 to 2020. For the tax assessments related to the periods of 2016, 2018 and 2019, Ambev received unfavorable decisions from the first-level administrative court and filed appeals in connection therewith, which are pending judgment by the Lower Administrative Court. In August 2024, for the tax assessments related to the periods of 2015 and 2017. The first decision was unfavorable and the Company filed an appeal to the Upper Administrative Court. In august 2025, the Company was notified of such decision and appealed to the judicial courts. The second decision rendered by CARF, relating to calendar year 2017, was favorable to the Company. This decision is not final and the tax authorities have filed an appeal to the Upper Administrative Court.

In October 2025, the Company received a new tax assessment charging isolated fine for calendar year 2020and filed a defense to the First-Level Administrative Court that is pending judgment.

The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23 - Uncertainty over Income Tax Treatments, is approximately R$19.1 billion as of December 31, 2025 (R$15.9 billion as of December 31, 2024), and, due to the assessment of the likelihood of loss, no provision was made in the period. This uncertain tax treatment, according to IFRIC, regarding income tax credits paid abroad, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2018, 2020-2025). If new questions arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these potential new discussions would be consistent with the periods already assessed.

	19,091	15,932
3

Foreign Earnings

Since 2005, the Company and some of its subsidiaries have been subject to tax assessments filed by the RFB relating to the taxation in Brazil of profits earned by subsidiaries domiciled abroad under various arguments. The Company is challenging these assessments in the administrative and judicial courts.

In 2022 and 2023, CARF rendered favorable and partially favorable decisions to the Company, related to 2012 and 2014 calendar year. The decisions cancelled part of the disputed tax assessments, recognizing the validity of the methodology adopted by the Company with respect to the taxation of foreign profits and the goodwill amortization by foreign subsidiaries. Part of these decisions became final, representing the cancellation of the related tax contingency in the approximate amount 1.0 billion Brazilian real as of 30 September 2024. In August 2024 Ambev received a partially favorable decision from the first-level administrative court with respect to a tax assessment related to the 2018 calendar year. Both Ambev and the tax authorities filed appeals and the case awaits decision by CARF. In November 2024, Ambev received a new tax assessment relating to the taxation of foreign profits for calendar year 2019 and filed a defense, the outcome of which was partially favorable to the Company. The Company filed an appeal to CARF which is awaiting judgment. In December 2025, the Company received a new tax assessment relating to calendar year 2020 and will file the defense with the first-level administrative court. In the judicial proceedings, Ambev has received favorable injunctions that suspend the enforceability of the tax credits, as well as favorable first-level decisions, which remain subject to review by the second-level judicial court.

The updated amount of this uncertain tax treatment, in accordance with IFRIC 23, already assessed, is approximately R$8.0 billion as of December 31, 2025 (R$5.7 billion as of December 31, 2024).

This uncertain tax treatment, according to IFRIC 23, continued to be applied by the Company and impacted subsequent calendar years to those assessed (2021-2025). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessments mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

	7,996	5,667

AMBEV S.A.

4

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

The updated value of this uncertain tax treatment, as per IFRIC 23, amounted to approximately R$7.7 billion as of December 31, 2025 (R$6.8 billion as of December 31, 2024), and, due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this ongoing dispute, all periods affected by this uncertain tax treatment have already been subject to assessments by the RFB. In the event that the Company is required to pay this amount, Anheuser-Busch InBev SA/NV will reimburse the proportional amount (70%) of its benefit from the goodwill amortization, as well as the respective costs, pursuant to the "Reimbursement Agreement" executed on December 21, 2011, between Companhia de Bebidas das Américas - Ambev and Anheuser-Busch InBev SA/NV.

	7,689	6,836
5

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

The updated assessed amount of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$1.6 billion as of December 31, 2025 (R$1.5 billion as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made in the period. Regarding this discussion, all periods impacted by the aforementioned uncertain tax treatment have already been subject to tax assessments by the RFB.

	1,589	1,482
6

Goodwill CND Holding

In November 2017, the Company received a tax assessment related to the amortization of goodwill for calendar years 2012 to 2016 resulting from the incorporation of CND Holdings into Ambev. In the administrative level, a partially favorable decision was rendered by CARF, which was appealed to the CSRF by both the Company and RFB.

In February 2024, the Company presented a request to withdraw the Special Appeals filed, which was accepted by CSRF, and a result, CARF’s initial partially favorable decision prevailed representing a reduction in the contingency. The Company filed judicial proceedings relating to the unfavorable portion of the decision which awaits decision from the first level judicial court.

In October 2022, the Company received a new tax assessment charging the remaining value of the goodwill amortization in calendar year 2017. The Company received, an unfavorable decision from the first-level administrative court, against which both the Company and tax authorities appealed. In August 2024, the Company received a favorable decision from CARF. In December 2025, the Company was notified of the decision and filed an appeal (motion for clarification) to CARF whereas the tax authorities appealed to CSRF. Both appeals are pending decisions. The updated assessed value of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$1.0 billion as of December 31, 2025 (R$1.0 billion as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made during the period. With regard to this discussion, all periods affected by the said uncertain tax treatment have already been subject to tax assessments by the RFB.

	1,040	962

AMBEV S.A.

7

Goodwill MAG

In December 2022, CRBS S.A. (a subsidiary of Ambev) received a tax assessment related to the goodwill amortized in the calendar years 2017 to 2020 resulting from the acquisition and incorporation of RTD Barbados into CRBS. CRBS received a partially favorable decision by the first-level administrative court, which was appealed by both CRBS and the tax authorities. In October 2025, CARF rendered a partially favorable decision to CRBS with respect to the qualified penalties applied, but unfavorable by tie-vote, confirming the disallowance of goodwill amortization. This decision is not final and CRBS awaits formal notification to evaluate possible impacts and take necessary actions. The updated assessed amount of this uncertain tax treatment, in accordance with IFRIC 23, is approximately R$330 million as of December 31, 2025 (R$301 million as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made in the period.

This uncertain tax treatment, according to IFRIC 23, continued to be applied by CRBS and impacted subsequent calendar years to those assessed (2021-2022). If new inquiries arise in the future, on the same basis and with the same grounds as the tax assessment mentioned, the Company estimates that the outcome of these eventual new discussions would be consistent with the periods already assessed.

	330	301
8

Presumed Profit

In April 2016, Arosuco (a subsidiary of Ambev) received an assessment related to the use of presumed profit for the calculation of IRPJ and CSLL instead of the actual profit method. In September 2017, Arosuco was notified of the unfavorable decision in the first-level administrative court and filed an appeal. In 2019, a final favorable decision was issued by CARF, canceling the assessment.

In March 2019, Arosuco received a new tax assessment on the same matter and filed a defense. In October 2019, the first-level administrative court issued an unfavorable decision and Arosuco filed an appeal. In February 2024, CARF issued a favorable decision to Arosuco, which was appealed by the tax authorities to CSRF. In September 2025, CSRF rendered an unfavorable decision to Arosuco, and remanded the case to CARF for new trial. Arosuco estimates that the updated assessed value of this uncertain tax treatment, in accordance w4ith IFRIC 23, is approximately R$601.3 million as of December 31, 2025 (R$557.7 million as of December 31, 2024). Due to the assessment of the likelihood of loss, no provision was made in the period. With respect to this discussion, all periods affected by this uncertain tax treatment have already been subject to tax assessments by the RFB.

	601	558
9

Disallowance on Income Tax deduction

In January 2020, Arosuco, a subsidiary of Ambev, received a tax assessment from the Brazilian Federal Tax Authorities regarding the disallowance of the income tax reduction benefit provided for in Provisional Measure No. 2199-14/2001, for calendar years 2015 to 2018, and an administrative defense was filed. In October 2020, the First-Level Administrative Court rendered an unfavorable decision to Arosuco. Arosuco filed an appeal against the aforementioned decision.

In February 2024, the Lower Administrative Court rendered a partially favorable decision in favor of Arosuco recognizing its right to benefit from the income tax reduction, which was appealed by the tax authorities and confirmed by the Administrative Council of Tax Appeals (CARF) in August 2025. The remaining unfavorable portion of the decision concerns approximately R$0.1 billion and relates to the claim regarding a difference in the methodology for calculating the benefit. Due to the confirmation of the favorable portion of the decision, there has been a reduction in the possible contingency of approximately R$2.8 billion.

The updated assessed amount related to this uncertain tax position as of 31 December 2025, as per IFRIC 23, is approximately R$0.2 bilion (R$2.9 bilion as of 31 December 2024). Ambev has not recorded any provisions for this matter based on the probability of loss.

This uncertain tax position, as per IFRIC 23, continued to be applied by Arosuco impacting calendar years following those assessed (2020-2024) in which it benefited from the income tax reduction provided for in Provisional Measure No. 2199-14/2001. In the event Arosuco is questioned on this matter for future periods, and on the same basis and arguments as the aforementioned tax assessment, Arosuco management estimates that the outcome of such potential further assessments would be consistent with the previously assessed periods.

	192	2,861

	Indirect taxes	Estimates (in million of Brazilian Reais)
#	Description of the main proceedings	2025	2024
1

ICMS-ST Trigger

Over the years, Ambev has been receiving tax assessments to charge supposed ICMS differences considered due when the price of the products sold by Ambev is above the fixed price table basis established by the relevant states, cases in which the state tax authorities contend that the calculation basis should be based on a value-added percentage over the actual prices and not the fixed table price. Ambev is currently challenging those charges before the courts. The cases are being challenged at both the administrative and judicial levels. In February 2025, the STF rendered its judgment on Topic 816, establishing a limit of 20% for late payment fines. This decision is applicable to certain cases under consideration and represents a reclassification of potential loss from possible to remote, amounting to R$0.8 billion. In July 2025, Law No. 25,378/2025 of the state of Minas Gerais, which limits the application of isolated fines to maximum of 50% of the tax due, was enacted. This law is applicable to a portion of the cases under discussion and resulted in a reclassification of approximately R$1 billion from possible to remote loss. In November 2025, Ambev received new tax claims from the State of Maranhão in the amount of approximately R4 1.4 billion. The Company estimates that the total updated amount of possible risk involved in the proceedings related to this matter, as of December 31, 2025, is approximately R$12.0 billion (R$12 billion on December 31st, 2024).

		11,987	11,966

AMBEV S.A.

2

Manaus Free Trade Zone (“MFTZ”) – IPI and PIS/COFINS

In Brazil, goods manufactured within the MFTZ intended for remittance elsewhere in Brazil are exempt and/ or zero-rated from excise tax (“IPI”) and social contributions (“PIS/COFINS”).

With respect to IPI, Ambev’s subsidiaries have been registering IPI presumed tax credits upon the acquisition of exempted goods manufactured therein. Since 2009, Ambev has been receiving a number of tax assessments from the Brazilian Federal Tax Authorities relating to the disallowance of such credits.

In April 2019, the STF announced its judgment on Extraordinary Appeal No. 592.891/ /SP, with binding effect, deciding on the rights of taxpayers registering IPI excise tax presumed credits on acquisitions of raw materials and exempted inputs originating from the MFTZ. As a result of this decision, Ambev reclassified part of the amounts related to the IPI cases as remote losses maintaining as possible losses only issues related to other additional discussions that were not included in the analysis of the STF. The cases are being challenged at both the administrative and judicial levels.

Ambev’s, through its subsidiary Arosuco, has also been receiving charges from the Brazilian Federal Tax Authorities in relation to PIS/COFINS amounts allegedly due on Arosuco’s remittance to Ambev subsidiaries. The companies continue to challenge the assessments received at administrative and judicial levels.

The company estimates that the updated value classified as possible loss involved in these proceedings, as of December 31, 2025, is approximately R$7.3 billion (R$6.8 billion on December 31, 2024).

	7,257	6,817
3

IPI Suspension

In 2014 and 2015, Ambev received tax assessments from the Brazilian Federal Tax Authorities relating to IPI allegedly due over remittances of manufactured goods to other related factories. The cases are being challenged at both the administrative and judicial levels. In July 2022, Ambev received the first judicial decision on this matter; the decision was unfavorable to Ambev, and it filed an appeal. In October 2022, the Upper Administrative Court rendered a partially favorable decision to Ambev in one of the cases related to this matter, which ordered a tax audit to determine the amount of the tax already effectively paid. In January 2024, Ambev was notified of the results of the tax audit, which were partially favorable to Ambev, reducing 98% of the amount alleged to be owed by Ambev in this case, which corresponds to R$916 million. Ambev has filed a lawsuit against the unfavorable portion of the decision. In December 2024 the case was judged unfavorably to Ambev and is pending appeal. The Company estimates that the updated value classified as possible loss involved in these proceedings, as of December 31, 2025, is approximately R$1.3 billion (R$1.1 billion on December 31, 2024).

	1,264	1,098
4

ICMS – ZFM

In 2018 and 2021, Ambev received tax assessments from the State of Rio Grande do Sul and São Paulo charging alleged differences in ICMS resulting from the disallowance of credits originating from operations with suppliers located in the MFTZ. Regarding the infraction notice issued by the state of Rio Grande do Sul, the outcome was unfavorable at the administrative level and the Company has filed an appeal at the judicial level against the unfavorable portion of the decision. With respect to the assessments issued by the State of São Paulo, all were decided unfavorably to Ambev at the first administrative level, and Ambev has filed appeals at the second administrative level. In two of these cases, Ambev received unfavorable decisions from the second administrative level, which is not final and has been appealed to the Upper Administrative Court. The Company is litigating the matter in the administrative tribunals of the states. The Company estimates that the updated value classified as a possible loss involved in these proceedings, as of December 31, 2025, is approximately R$961.1 million (R$882.5 million on December 31, 2024).

	961	883
5

ICMS – PRODEPE

In 2015, Ambev received tax assessments issued by the State of Pernambuco for the collection of ICMS differences due to the alleged non-compliance with the rules of the Pernambuco Development Program - "PRODEPE," due to the rectification of its ancillary obligations.

In 2017, the Company obtained a final favorable decision recognizing the nullity of one of the infraction notices, due to formal errors. However, in September 2018, Ambev received a new tax assessment to discuss the same matter. In June 2020, Ambev received a partially favorable decision at the first administrative level that recognized new formal errors in the tax assessment. The favorable portion of the decision became final in 2023. The second administrative level did not recognize Ambev’s appeal of the unfavorable portion of the decision, which Ambev then appealed at the judicial level in March 2024 where it await judgment. Finally, there are other cases being challenged at both the administrative and judicial levels. The Company estimates that the total updated value of possible risk involved in the proceedings related to this matter, as of December 31, 2025, is approximately R$924 million (R$915.6 million on December 31, 2024).

	924	916
6

ICMS – FAIN

In recent years, Ambev has received tax assessments issued by the State of Paraíba for the collection of ICMS related to the Fund for Industrial Development Support of Paraíba (FAIN). The infractions stem from a controversy regarding the transfer of the tax incentive from the former Companhia de Bebidas das Américas to its successor Ambev S.A., as well as methodological issues regarding the calculation of the benefit. The Company is contesting these infractions in administrative and judicial courts. Ambev estimates that the updated value classified as a possible loss involved in these proceedings, as of December 31, 2025, is approximately R$762million (R$707.3 million on December 31, 2024).

	762	707

AMBEV S.A.

7	ICMS - AM In 2016, Ambev received tax assessments from the State of Amazonas for alleged differences in ICMS due to alleged differences regarding the calculation base applied in sales operations from Ambev to its subsidiaries. After unfavorable decisions at the administrative level, in 2024 Ambev has filed appeals at the judicial level against the unfavorable portion of the decisions. Ambev estimates that the updated value classified as a possible loss involved in these proceedings, as of December 31, 2025, is approximately R$705 million (R$643.1 million on December 31, 2024).	705	643
8

ICMS – MIP

The company and its subsidiaries have been receiving assessments from State Tax Authorities over the years, disallowing ICMS credits and demanding payment of the Differential Tax Rate (DIFAL) on the acquisition of intermediate production materials. According to the tax authorities, such materials are not physically related to the productive activity of the companies and therefore should be considered as goods for consumption, which do not entitle tax credits taxpayers. Considering these allegations as illegitimate, the companies are challenging these assessments before administrative and judicial courts. Provisions have been made for cases related to this matter, with an updated value of approximately R$80 million as of December 31, 2025 (R$ 108 million in December 2024). The Company estimates the possible loss related to this matter to be, as of December 31, 2025, approximately R$680 million (R$595.2 million as of December 31, 2024).

		680	595
9

Social contributions – Other Credits

In 2022, Ambev received a tax assessment and administrative decisions challenging the offsetting regarding certain PIS/COFINS’ credits. The tax authorities primarily argue that (i) certain credits claimed by Ambev are unrelated to the production proceedings and (ii) Ambev has not adequately demonstrated its right to utilize such credits. The assessment was challenged at the administrative level and after a partially favorable judgment, Ambev filed an appeal with CARF, which resulted in the proceeding being remanded for tax expert examination in September 2024. As for the decisions not approving the offset, they are still pending judgement at the first administrative level.

The Company estimates the possible loss related to this matter to be, as of December 31, 2025, approximately R$615.1 million (R$559.7 million as of December 31, 2024).

		615	560
10

Social Contributions over products

Since 2015, Ambev has received tax assessments issued by the Brazilian Federal Tax Authorities relating to PIS/COFINS amounts allegedly due over bonus products granted to its customers. Considering these assessments to be illegitimate, the Company has challenged them in both administrative and judicial courts. In March 2023, CARF issued favorable decisions in favor of the Company in the last two cases pending in the administrative sphere, recognizing the tax treatment applied by the Company to the granted bonuses as correct. In July 2024, the Company was notified of these decisions, which, due to not being challenged by the Office of the Attorney General of the National Treasury, resulted in definitive successes amounting to approximately R$1.2 billion. In the judicial level, the Company is awaiting a ruling on an appeal by the Federal Regional Court after receiving an unfavorable decision in the first instance.

The Company estimates that the amount involved in the proceedings as at December 31, 2025, classified as a possible loss, is approximately R$554 million (R$558 million as of December 31, 2024).

		554	558
11	ICMS – Fiscal War Over the years, the Company and its subsidiaries have received tax assessments from the states of São Paulo, Rio de Janeiro, Minas Gerais, among others, related to the legality of the appropriation of ICMS credits in transactions covered by tax incentives granted by other states. The Company is challenging these assessments in administrative and judicial courts. Ambev estimates that the updated amount involved in the cases, as of December 31, 2025, still classified as possible loss, is approximately R$537 million (R$499.5 million as of December 31, 2024).	537	500

	Other proceedings	Estimates (in million of Brazilian Reais)
#	Description of the main proceedings	2025	2024
1	Proposed class action in Quebec Labatt and other, third-party defendants have been named in a proposed class action lawsuit in the Superior Court of Quebec seeking unquantified compensatory and punitive damages. The plaintiffs allege that the defendants failed to warn of certain specific health risks of consuming defendants’ alcoholic beverages. A sub-class of plaintiffs further alleges that their diseases were caused by the consumption of defendants’ products. The proposed class action has not yet been authorized by the Superior Court.	-	-

AMBEV S.A.

2

Tax Fines on Brazilian Corporate Income Tax Ancillary Obligation.

Since 2021, the Company has been receiving tax assessment charging penalties related to the elaboration of Brazilian Corporate Income Tax Ancillary Obligation with allegedly inaccurate, incorrect, or omitted information. The Company has three assessments on this matter, involving calendar years 2018, 2019 e 2020.

Regarding the 2018 calendar year, Ambev received a partially favorable decision from the first-level administrative court and filed an appeal to CARF, which is pending judgment. In November 2024, Ambev received a tax assessment for the 2019 calendar year and, in May 2025, received an unfavorable decision from the First-Level Administrative Court. Ambev filed an appeal to CARF that is pending judgment. In December 2025, Ambev received a tax assessment for the 2020 calendar year and will file the defense to the First-Level Administrative Court. The Company estimates the possible loss related to this matter to be, as of December 31, 2025, approximately R$994 million (R$699.6 million as of December 31, 2024).

	994	700

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

The most relevant contingent assets are summarized in the table below.

Contingent assets
#	Description of the main proceedings
1

Cerbuco Brewing Inc. arbitration

Cerbuco Brewing Inc. (“Cerbuco”), a Canadian subsidiary of Ambev, owns a 50% equity ownership in Cerveceria Bucanero S.A. (“Bucanero”), a joint venture in Cuba. In 2021, Cerbuco initiated an arbitration proceeding at the International Chamber of Commerce (“ICC”), relating to a potential breach of certain obligations in connection with the joint venture. On 24 October 2024, the ICC released an arbitration award partially favorable to Cerbuco. The decision is final and the second phase of the arbitration for quantification of damages is ongoing. In May 2025, Cerbuco was notified of an annulment action filed by Coralsa (its partner in the joint venture) in Paris, against the arbitral award. The proceedings are ongoing, and no decision has been rendered in the case to date. The outcome of both proceedings which may trigger other actions, including reevaluating IFRS 10 - Consolidated Financial Statements application.

2

Federal taxation on VAT Incentives

After the enactment of Law No. 14,789, effective as of Jan 1st, 2024, the VAT incentives deemed as “government grants for investment”, began being taxed for IRPJ/CSLL and PIS/COFINS purposes. With that respect, Ambev and some of its subsidiaries in Brazil have filled their own legal procedures to challenge the legal aspects of the newly enacted Law. During 2024 and 2025, some of the companies obtained favorable judicial decisions related to VAT Incentives deemed as ICMS presumed credits which relief them, from the calculation periods starting after each decision was issued, from taxing IRPJ/CSLL and PIS/COFINS, having those decisions amounted to, until December 31, 2025, the accumulated amounts of R$172 million and R$542 million, respectively.

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

AMBEV S.A.

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

AMBEV S.A.

28.	FINANCIAL INSTRUMENTS AND RISKS

28.1 Categories of financial instruments

The financial instruments held by the Company and its subsidiaries are managed based on operational strategies and internal controls designed to assure liquidity, profitability, and security in transaction. Transactions involving financial instruments are regularly reviewed to assess the effectiveness of the risk exposures that management intends to cover (including foreign exchange, and interest rate risk, among others).

The table below presents the consolidated financial instruments recognized in the financial statements, classified by category:

Financial instrument items	Note	2025	2024
Assets
Amortized cost
Cash and cash equivalents	21.1	18,638.2	28,595.7
Trade receivables excluding prepaid expenses		8,987.3	8,140.2
Investment securities	21.2	137.6	256.0
Subtotal		27,763.1	36,991.9
Fair value through profit or loss
Investment securities	21.2	1,667.4	1,170.5
Derivatives hedges	28	778.1	1,218.6
Subtotal		2,445.5	2,389.1
Total assets		30,208.6	39,381.0

Liabilities
Amortized cost
Trade payables	26	24,055.8	25,551.2
Interest-bearing loans and borrowing	23	3,386.9	3,452.7
Other liabilities		3,473.8	3,044.3
Subtotal		30,916.5	32,048.2
Fair value through profit or loss
Obligations related to the acquisition of a non-controlling interest (i)		1,154.2	1,184.2
Derivatives hedges	28	925.4	211.4
Other liabilities		-	300.5
Subtotal		2,079.6	1,696.1
Total liabilities		32,996.1	33,744.3

(i)	Obligations related to the acquisition of a non-controlling interest: the Company recognized a liability related to the acquisition of the remaining non-controlling interest in the operations in the Dominican Republic. This financial instrument is denominated Dominican Pesos and refers to Tranche B. The instrument is recorded by an entity whose functional currency is the Brazilian Real. The Company designated this financial instrument as a hedging instrument for a portion of its net assets located in subsidiaries whose functional currency is the Dominican Peso, so that the hedge result is recognized in the Group’s other comprehensive income, consistent with the results of the hedged items.

.

As at December 31, 2025 and December 31, 2024, the Company did not have any financial assets measured at the fair value through other comprehensive income.

28.2 Derivative financial instruments

The use of derivative financial instruments by the Company follow strictly the Financial Risk Management Policy (“Policy”) approved by Management. The instruments used by the Company are Futures contracts traded on exchanges, full deliverable forwards, non-deliverable forwards, swaps and options. As at December 31, 2025, the Company and its subsidiaries had no target forwards, swaps with currency verification, or any other derivative transactions representing a risk level above the nominal value of the contracts. The derivative operations are managed on a consolidated basis and classified based on the strategy according to their purposes, as follows:

AMBEV S.A.

i) Cash flow hedge derivative instruments;

ii) Net investment hedge derivative instruments

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

AMBEV S.A.

Transactions protected by derivative financial instruments in accordance with the Financial Risk Management Policy

2025
			Fair Value		Gains/(losses)
Hedge strategy	Risk	Notional	Assets	Liabilities	Financial Results	Operational Result	Equity
					Forward element	Spot element	Hedge accounting effect

Cost		19,317.8	749.1	(889.3)	(1,230.8)	685.1	(480.3)
	Commodities	5,280.6	620.8	(108.7)	(80.6)	(19.6)	650.0
	US Dollars	14,037.2	128.3	(780.6)	(1,150.2)	704.7	(1,130.3)

Imports of fixed assets		118.0	0.1	(11.4)	(3.4)	0.6	(8.0)
	US Dollars	118.0	0.1	(11.4)	(3.4)	0.6	(8.0)

Expenses		92.3	0.4	(8.1)	(2.9)	3.3	4.9
	US Dollars	92.3	0.4	(8.1)	(2.9)	3.3	4.9

Financial assets		-	28.5	(16.6)	(4.4)	-	-
	US Dollars	-	28.5	(16.6)	(4.4)	-	-
At December 31, 2025		19,528.1	778.1	(925.4)	(1,241.5)	689.0	(483.4)

AMBEV S.A.

	2024
			Fair Value		Gains/(Losses)
Hedge strategy	Risk	Notional	Assets	Liabilities	Financial Results	Operational Result	Equity
					Forward element	Spot element	Hedge accounting effect

Cost		16,309.2	1,202.3	(211.3)	(990.9)	952.6	1,535.5
	Commodities	5,027.0	127.9	(204.1)	(619.7)	167.4	346.9
	US Dollars	11,282.2	1,074.4	(6.8)	(373.9)	784.1	1,188.3
	Euros	-	-	-	(0.2)	0.7	0.5
	Mexican Pesos	-	-	(0.4)	2.9	0.4	(0.2)

Imports of fixed assets		207.9	10.1	(0.1)	(5.5)	11.5	20.6
	US Dollars	207.9	10.1	(0.1)	(5.5)	11.5	20.6

Expenses		57.5	3.5	-	(1.7)	3.1	5.8
	US Dollars	57.5	3.5	-	(1.7)	3.1	5.8

Financial assets		-	2.7	-	(91.4)	-	-
	US Dollars	-	2.7	-	(91.4)	-	-
At December 31, 2024		16,574.6	1,218.6	(211.4)	(1,089.5)	967.2	1,561.9

As disclosed in the Company’s accounting policies, the forward element, which may be separated and excluded from hedge designation, is recognized in the financial result in accordance with IFRS 9 - Financial Instruments.

AMBEV S.A.

28.2.1 Instrument maturity

As at December 31, 2025, the Notional and Fair Value amounts by instrument and maturity, were as follow:

		Notional Value
Hedge strategy	Risk	2026	2027	>2026	2028	>2028	Total

Cost		18,733.6	584.2	-	-	-	19,317.8
	Commodities	5,196.8	83.8	-	-	-	5,280.6
	US Dollars	13,536.8	500.4	-	-	-	14,037.2

Imports of fixed assets		116.8	1.2	-	-	-	118.0
	US Dollars	116.8	1.2	-	-	-	118.0

Expenses		83.9	8.4	-	-	-	92.3
	US Dollars	83.9	8.4	-	-	-	92.3

		18,934.3	593.8	-	-	-	19,528.1

		Fair Value
Hedge strategy	Risk	2026	2027	>2026	2028	>2028	Total

Costs		(148.8)	8.6	-	-	-	(140.2)
	Commodities	512.0	0.1	-	-	-	512.1
	US Dollars	(660.8)	8.5	-	-	-	(652.3)

Imports of fixed assets		(11.3)	-	-	-	-	(11.3)
	US Dollars	(11.3)	-	-	-	-	(11.3)

Expenses		(7.7)	-	-	-	-	(7.7)
	US Dollars	(7.7)	-	-	-	-	(7.7)

Financial assets		11.9	-	-	-	-	11.9
	US Dollars	11.9	-	-	-	-	11.9
		(155.9)	8.6	-	-	-	(147.3)

Margins pledged as guarantees

To comply with margin requirements established by derivative exchanges and/or counterparties to certain derivative financial instrument transactions, as at December 31, 2025 the Group held R$164.4 financial investments with high liquidity or in cash, classified as cash and cash equivalents and investment securities (R$165.7 as at December 31, 2024).

AMBEV S.A.

28.3 Classification of financial instruments

	2025				2024
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Investment securities	1,667.4	-	-	1,667.4	1,170.5	-	-	1,170.5
Derivatives assets at fair value through profit and loss	7.9	20.7	-	28.6	2.7	-	-	2.7
Derivatives – operational hedges	164.3	585.2	-	749.5	21.3	1,194.6	-	1,215.9
	1,839.6	605.9	-	2,445.5	1,194.5	1,194.6	-	2,389.1
Financial liabilities
Obligations related to the acquisition of a non-controlling interest	-	-	1,154.2	1,154.2	-	-	1,184.2	1,184.2
Other liabilities	-	-	-	-	-	-	300.5	300.5
Derivatives liabilities at fair value through profit and loss	-	16.6	-	16.6	-	-	-	-
Derivatives – operational hedges	98.0	810.8	-	908.8	52.2	159.2	-	211.4
	98.0	827.4	1,154.2	2,079.6	52.2	159.2	1,484.7	1,696.1

There were no transfers of assets and liabilities among fair value hierarchy Levels 1, 2, and 3 during the periods presented.

28.3.1 Financial instruments level 3

PUT CND

In accordance with the Shareholders' Agreement of Tenedora CND S.A. ("Tenedora”) – holding company headquartered in the Dominican Republic which owns almost the entire share capital of CND – executed between the Company and E. León Jimenes, S.A. (“ELJ”), ELJ is the owner of 2.89% of the shares of Tenedora, and has a put option for such remaining interest, corresponding to Tranche B as provided in the Agreement. This put option may be exercised by ELJ starting as from 2026. The Company, in turn, holds call option over the Tranche B shares, exercisable starting from 2029.

As at December 31, 2025, the Tranche B shares held by ELJ were valued as at R$1,154.2 (R$1,184.2 as at December 31, 2024). The fair value of Tranche B was calculated based on the EBITDA multiple defined in the agreement, less net debt, and discounted to present value using standard valuation techniques, based on the present value of the principal and future interest, discounted using the local currency WACC as of the measurement date. The criteria used for measurement are not directly observable in the market, which is why the instrument is classified as Level 3.

Contingent consideration on acquisitions of G&W and Banded Peak

On January 2020, the Company’s subsidiary in Canada, Labatt Brewing Company Limited, acquired G&W Distilling Inc., a company with a portfolio of ready-to-drink alcoholic beverages. In the same month, Labatt also purchased the shares of Banded Peak Brewing Ltd., a Canadian craft brewery.

A portion of the purchase consideration for both transactions included contingent consideration based on the future performance of G&W and Banded Peak after the acquisition. During the year 2025, Labatt fully settled these obligations and, as a result, there was no balance of contingent consideration payable as of December 31, 2025, as detailed in item 28.3.2.

AMBEV S.A.

28.3.2 Reconciliation of changes in the liabilities categorized at Level 3

1	Financial liabilities at December 31, 2024 (1+2+3)	1,484.7
2	Settlement of contingent consideration	(285.4)
3	Total gains and losses during the period	(45.1)
4	Losses/(gains) recognized in net income (4+5)	127.6
5	Losses/(gains) recognized in equity	(172.7)
	Financial liabilities at December 31, 2025 (1+2+3)	1,154.2

28.4 Risk management

The Company is exposed to foreign currency, interest rate, commodity price, liquidity and credit risk in the ordinary course of its business. The Company analyzes each of these risks individually and on a consolidated basis to define strategies to manage their economic impact in accordance with its Financial Risk Management Policy.

The objective of this policy is intended to provide guidelines for the management of the financial risks inherent to the capital markets in which Ambev operates. The policy includes four main aspects related to financial risk management: (i) transactional risks related to the business; (ii) credit risks of counterparties financial statement translation risk; (iii) capital structure; financing and liquidity credit risks of financial counterparties and (iv) financial statement translation risk capital structure; financing and liquidity.

28.4.1 Market risk

28.4.1.1 Interest rate risk: represents of the possibility that the Company may incur losses due to fluctuations in interest rates, which may increase the financial expenses on its financial liabilities, and/or decrease the financial income from its financial assets, as well as negatively impacting the fair value of financial instruments measured at fair value. To mitigate this risk the Company applies a dynamic interest rate hedging approach, whereby the target mix between fixed and floating rate debt is reviewed periodically. The purpose of the Company’s policy is to achieve an optimal balance between the cost of funding and the volatility of financial results, considering market conditions. The Company’s overall business strategy is reviewed periodically.

The table below demonstrates the exposure of the Company and its subsidiaries to debts and respective weighted interest rates. As of December 31, 2025, and December 31, 2024 the Company and its subsidiaries did not hold hedge positions to the exposure described below:

	2025		2024
	Risk		Risk
	Interest rate	Amount in Brazilian Real	Interest rate	Amount in Brazilian Real
Brazilian Reais	7.6%	260.9	7.8%	254.3
Post - fixed interest rate		260.9		254.3

Brazilian Reais	11.1%	2,172.9	10.2%	2,245.0
Other	15.1%	628.5	13.0%	510.2
US Dollars	2.4%	9.8	8.0%	3.8
Canadian Dollars	5.5%	314.8	5.8%	439.4
Pre-fixed interest rate		3,126.0		3,198.4

AMBEV S.A.

Sensitivity analysis

The Company mitigates most of the risks arising from non-derivative financial assets and liabilities through the use of derivative financial instruments. In this context, the Company has identified the main risk factors that could lead to losses on these derivative financial instruments and has developed a sensitivity analysis based on three scenarios that could impact the Company’s future results and/or cash flows.

1 - Probable scenario: Management’s expectations regarding the deterioration of each transaction’s main risk factor. To measure the possible effects on the results of derivative transactions, the Company uses the parametric Value at Risk (“VaR”), a statistical measure developed based on estimates of standard deviation and correlation between the returns of several risk factors. This model gives the loss limit expected for an asset over a certain time period and confidence interval. Under this methodology, the potential exposure of each financial instrument, a range of 95% and a horizon of 21 days from December 31, 2025were used for the calculation, which are presented in the model.

2 - Adverse scenario: 25% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2025.

3 - Remote scenario: 50% deterioration in each transaction’s main risk factor compared to the level observed as at December 31, 2025.

The sensitivity analysis of exchange rate fluctuations and commodity price variations is presented below:

Transaction	Risk	Fair value	Probable scenario	Adverse scenario	Remote scenario

Commodities hedges	Increases in commodities price	512.0	556.5	1,832.2	3,152.3
Input purchases		(512.0)	(556.7)	(1,843.6)	(3,175.3)
Foreign exchange hedges	Foreign currency Increases	(652.2)	(515.5)	2,857.1	6,366.4
Input purchases		652.2	514.0	(3,310.6)	(7,273.3)
Cost effects		-	(1.7)	(464.9)	(929.9)

Foreign exchange hedges	Foreign currency Increases	(11.3)	(10.9)	18.2	47.7
Capex purchases		11.3	10.9	(30.9)	(73.1)
Fixed asset effects		-	-	(12.7)	(25.4)

Foreign exchange hedges	Foreign currency Increases	(7.7)	(7.3)	15.4	38.5
Expenses		7.7	7.3	(30.6)	(68.8)
Results of expense effects		-	-	(15.2)	(30.3)
		-	(1.7)	(492.8)	(985.6)

28.4.1.2 Commodity risk: A significant portion of the Company’s inputs is comprised of commodities, which have historically experienced substantial price fluctuations. The Company's Policy establishes that entering into hedges is an appropriate way to protect the Company against unforeseen fluctuations in prices and foreign exchange rates. The Company therefore uses both fixed-price purchase contracts and derivative financial instruments to minimize its exposure to volatility in the prices of commodities such as aluminum, sugar, wheat, corn and paraxylene. These derivative financial instruments have been designated as cash flow hedges.

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

If intercompany transactions create an economic exposure, additional currency hedges should be considered to minimize the economic impact on the consolidated income statement. The Company does not adopt hedging practices to eliminate exchange differences of investments in equity interests in countries that do not use the Real as their currency; however, it may use hedges for future dividend payments in other currencies. The exceptions to the policy must be approved by the Operations and Finance Committee (“COF”)

28.4.2 Credit risk

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

The selection proceeding for financial institutions authorized to operate as counterparties of the Company is set forth in the Credit Risk Policy, which also establishes exposure limits for each counterparty based on each counterparty's risk rating and capitalization.

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

The carrying amounts of cash and cash equivalents, investment securities, trade receivables (excluding prepaid expenses), recoverable taxes and derivative financial instruments are presented net of impairment provisions, and represent the Company’s maximum exposure to credit risk as at December 31, 2025. As at December 31, 2025, there was no concentration of credit risk on any counterparty in excess of the limits established by the Company’s Credit Risk Policy. Counterparty risk is reassessed on a quarterly basis.

Customers

A substantial portion of the Company’s sales is made to distributors, supermarkets, and retailers through a broad distribution network. Credit risk is mitigated by the large number of customers and by the control procedures implemented to monitor this risk. Historically, the Company has not incurred significant losses on receivables from customers.

Investments

In order to minimize the credit risk on its investments, the Company has adopted cash and investment allocation procedures that take into account credit limits and credit analysis of financial institutions, thereby avoiding credit concentration, i.e. the credit risk is monitored and minimized by restricting negotiations to a select group of highly rated counterparties.

AMBEV S.A.

28.4.3	Liquidity risk

Historically, the Company’s primary sources of cash flow have been cash flow from operating activities, debt issuances, bank borrowing and equity securities. Ambev’s material cash requirements have included the following: payments of dividends and interest on capital; capital expenditures; investments in companies; increases in the ownership interests in Ambev’s subsidiaries or in companies in which it holds equity investments; share buyback programs; and debt servicing.

The Company believes that its cash flow from operating activities, cash and cash equivalents and short-term financial investments, together with derivatives financial instruments and access to credit facilities, are sufficient to finance its capital expenditure, financial liabilities and dividend payments in the future.

	2025
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	38,793.5	40,658.0	37,499.9	85.5	40.7	1,169.4	1,862.5
Secured bank loans	99.7	126.9	27.9	25.2	23.4	50.4	-
Other secured loans	311.6	405.2	146.2	131.5	65.3	8.3	53.9
Lease liabilities	2,975.6	3,837.7	1,229.4	946.0	688.2	441.7	532.4
	42,180.4	45,027.8	38,903.4	1,188.2	817.6	1,669.8	2,448.8

	2024
	Carrying amount	Contractual cash flow	Less than 1 year	1-2 years	2-3 years	3-5 years	More than 5 years
Trade and other payables (i)	41,771.7	43,322.1	40,229.7	101.2	(30.3)	1,200.8	1,820.7
Secured bank loans	115.4	155.0	29.0	25.2	25.2	50.4	25.2
Other secured loans	372.2	502.1	160.5	147.6	125.8	14.4	53.8
Lease liabilities	2,965.1	3,470.2	1,319.8	1,003.7	569.1	348.0	229.6
	45,224.4	47,449.4	41,739.0	1,277.7	689.8	1,613.6	2,129.3

(i)	Mainly includes amounts related to suppliers, taxes, fees and contributions payables, dividends and interest on equity payable, salaries and related charges obligations related to the acquisition of a non-controlling interest and other liabilities, except for transactions with related parties.

.

28.4.4 Capital management

The Company continuously evaluates and optimizes its capital structure in order to maximize shareholder value while maintaining the desired financial flexibility to execute its strategic projects. In addition to the statutory minimum equity funding requirements applicable to the Company’s subsidiaries in different countries, the Company is not subject to any externally imposed capital requirements. When analyzing its capital structure, the Company uses the same debt ratios and capital classifications that are applied in the financial statements.

The company monitors its net debt to ensure the continuity of its operations over the long term.

AMBEV S.A.

	2025	2024
Debt details
Interest-bearing loans and borrowing current and non-current	3,386.9	3,452.7
(-) Current investment securities	(1,681.7)	(1,242.0)
(-) Cash and cash equivalents	(18,638.2)	(28,595.7)
Net debt/(cash)	(16,933.0)	(26,385.0)

28.4.5 Foreign currency risk

The Company is exposed to foreign currency risk on its borrowing, investments, purchases, dividends and/or interest expenses/income where these are denominated in a currency other than the functional currency of the respective Group entities. The main derivative financial instruments used to manage foreign currency risk are futures contracts, swaps, options, non-deliverable forwards and deliverable forwards.

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

AMBEV S.A.

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

b) Fair value through profit or loss

All financial assets not classified by the Company as measured at amortized cost or FVOCI and financial assets in which their cash flows do not represent exclusively payments of principal and interest, are classified at fair value through profit or loss. This category also includes debt instruments whose cash flow characteristics are not maintained within a business model whose objective is to collect contractual cash flows, or to collect contractual cash flow and sell.

Financial liabilities

The Company classifies its financial liabilities, depending on the purpose for which the financial liabilities were entered, into the following categories:

i) measured at amortized cost;

ii) measured at fair value through profit or loss;

The Company classifies most of its financial liabilities as measured subsequently at amortized cost, so that interest expenses, foreign exchange differences gains, and losses are recognized in the income statement. Financial liabilities are classified as measured at fair value through profit or loss if they are a derivative instrument or contingent consideration recognized by the acquirer in a business combination. Such financial liabilities are measured at fair value, and the net result, including interest, is recognized in the income statement.

Financial liabilities are derecognized when contractual obligations are removed, cancelled, or expired. The difference between the written-off carrying amount and the consideration paid (including transferred assets or assumed liabilities) is recognized in profit or loss for the year.

All financial liabilities are initially measured at fair value, net of transaction costs incurred, and are subsequently measured at amortized cost and adjusted using the effective interest rate method. Derivative instruments remain classified in the fair value through profit or loss category.

Hedge accounting

The company uses derivative financial instruments to hedge against risk related to the foreign currencies, interest rates and commodity prices, and they are not used for speculative purposes. Derivative financial instruments that, are contracted for hedging purposes do not meet all the criteria for hedge accounting are recognized at fair value through profit or loss.

AMBEV S.A.

Derivative financial instruments are initially recognized at fair value. The fair value of derivative financial instruments can be obtained from market quotes or from pricing models that consider current market rates and credit quality of the counterparty.

Subsequently to initial recognition, derivative financial instruments are remeasured at their fair value as at the date of the financial statements. Changes in the fair values of derivative financial instruments are recognized in current income, except when these instruments are cash flow hedges or net investment hedges, where portions of gains or losses on the hedge instrument that are determined as effective hedge are recognized in comprehensive income. The designated hedging instrument is the effective element present term contract, which only the present element value change is recognized in comprehensive income, The term element, which can be separated and excluded from the financial instrument designation as hedge instrument is recognized in financial result, in accordance with IFRS 9 - Financial Instruments.

The company contracts commodities derivatives that have similar terms to the hedged items and applies component hedging to its commodities. The hedged component is contractually specified and coincides with those defined in the derivative contract, thus the hedge relationship is 1:1. At the beginning of the hedge operation, the Company prepares formal documentation for the operation including: (i) the objective of the hedge, (ii) the type of hedge, (iii) the risk management strategy, (iv) the nature of the risk to be hedged, (v) the identity of the hedged item, (vi) the identity of the hedging instrument, and (vii) the prospective demonstration of effectiveness.

The effectiveness of the hedge is measured qualitatively. Whenever the terms do not match, the Company uses the hypothetical derivative method to assess the hedge effectiveness. Therefore, usually causes of ineffectiveness include changes in the timing of forecast transactions, changes in the quantity of the commodity to be hedged, or changes in the credit risk of either party to the derivative contract.

a) Cash flow hedge

The cash flow hedges is used to protect the cash flow exposure of a recorded asset or liability from foreign currency risk in commodity price fluctuations, associated with a highly probable transaction. The effective portion of any gain or loss on the derivative financial instrument is recognized directly in the comprehensive income statement (cash flow hedge reserve) and must be reclassified from the cash flow hedge reserve to the same line item within which and the same period during which the cash flow futures were hedged impacted the result. The ineffective portion of any gain or loss is recognized immediately in the current income statement, in the financial result.

When a hedging instrument or hedge relationship is extinguished, but the hedged transaction is still expected to occur, the cumulative gains and losses (up to the date of termination) remain within comprehensive income, being reclassified according with the above practice when the transaction being protected occurs. If the hedged transaction is no longer probable, the accumulated gains and losses recognized in comprehensive income are reclassified immediately to the current income statement.

AMBEV S.A.

b)Net investment hedge

The net investment hedge is used to minimize the exposure to exchange rate differences resulting from the conversion of the net investment, or part of it, in the Company's subsidiaries abroad, by balance sheet conversion quota.

When a derivative financial instrument hedges a net investment in a foreign operation, the portion of the gain or loss on the hedging instrument that is determined to be effective is recognized directly in other comprehensive income (translation reserves), while the ineffective portion is reported in profit or loss.

Derivatives at fair value through profit or loss

Certain derivative financial instruments do not qualify for hedge accounting. Changes in the fair value of any of these derivative financial instruments are recognized immediately in profit or loss of exercise.

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

Classification of fair value

IFRS 13 - Fair Value Measurement defines the fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The definition of the fair value for financial instruments is based principally on market conditions existing at the date of each balance sheet. Pursuant to IFRS 13 - Fair Value Measurement, financial instruments measured at fair value must be classified into the categories below:

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

AMBEV S.A.

29.	COLLATERAL, CONTRACTUAL COMMITMENTS TO SUPPLIERS, ADVANCES FROM CUSTOMERS AND OTHERS

	2025	2024

Collateral given for the Company’s own liabilities	775.8	566.5
Other commitments	491.1	1,275.8
	1,266.9	1,842.3

Commitments to suppliers - Property, plant and equipment and Intangibles	251.1	691.7
Commitments to suppliers - Inventory	25,020.1	46,943.0
	25,271.2	47,634.7

As at December 31, 2025 the Company had R$775.8 (R$540.1 as at December 31, 2024) of cash guarantees.

Most of the commitments balance relates to obligations to packaging suppliers. These commitments are primarily aimed at ensuring a secure long-term supply of the Company’s strategic inputs and providing greater assurance to suppliers making long-term investments. The future contractual commitments are presented below:

	2025	2024

Less than 1 year	12,895.1	21,354.8
Between 1 and 2 years	2,151.7	12,333.2
More than 2 years	10,224.4	13,946.7
	25,271.2	47,634.7

Cash deposits used as guarantees are classified within other assets. The amount of fixed assets pledged as collateral is not material.

30.	RELATED PARTIES

The Company adopts corporate governance practices as recommended and/or required by the applicable laws and regulations. Under the Company’s bylaws, the Board of Directors is responsible for approving any transactions or agreements entered into between the Company and/or any of its subsidiaries (except wholly owned subsidiaries), its directors and/or shareholders (including direct or indirect partners of the Company’s shareholders). The Company's Governance Committee is responsible for advising the Board of Directors on matters related to related party transactions, among others.

Members of management are prohibited from taking part in any transaction in which a conflict of interest with the Company may exist, even if only in theory. This restriction also applies to any decision made by other members of management regarding the matter. Whenever such conflict exists, the members involved must inform management of the conflict and ensure that their non-participation in the deliberation is recorded in the minutes of the Board of Directors’ or Executive Board’s meeting.

30.1 Transactions with key management personnel

Key management personnel comprise the members of Executive Board and the Board of Directors. In addition to short-term benefits (mainly salaries), key management personnel are eligible to participate in the Company’s share-based payment plans, as described in note 25 - Share-based payments).

AMBEV S.A.

The total remuneration of key management personnel is presented below:

	2025	2024	2023

Short-term benefits (i)	52.4	56.7	52.2
Share-based payments (ii)	133.1	99.7	80.7
Social security (iii)	28.6	18.1	14.4
Total key Management remuneration	214.1	174.5	147.3

(i)	Mainly comprise fixed and variable compensation (including performance bonuses) paid to management.

(ii)	Reflects expenses related to share options, deferred shares, restricted stocks and performance shares granted to Management.

(iii)	Represents to the social security charges ("INSS”) levied on the management’s remuneration.

Except for the above mentioned remuneration, the Company has no other transaction with key management personnel, nor does it have outstanding balances receivable from or payable to them in the Company’s balance sheet.

In addition, on October 19th, 2023, the Company adopted a clawback policy that applies to performance-based variable compensation awarded to certain executives restricted to the members of the Statutory Executive Board. According to this policy, "performance-based variable compensation" is defined broadly to include any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a financial reporting measure (e.g., variable performance-related compensation (bonus) and annual long-term incentive performance stock units (PSUs)).

The policy provides that in the event the company is required to prepare a restatement of its financial statements due to the company's material non-compliance with any financial reporting requirements under the applicable securities laws, the Company will recover (on a pre-tax basis) from the Statutory Executive Board members any performance-based compensation awarded on or after October 2nd, 2023 and for the three fiscal years preceding the date the restatement was required, that exceeds the amount that would have been due if the performance-based variable compensation had been determined based on the restated financials, subject to limited exceptions. The recovery of such compensation applies regardless of any individual misconduct by the executive or any other member of the Statutory Executive Board, and irrespective of whether any member of the Statutory Executive Board caused or contributed to the misstatement of the financial statements.

AMBEV S.A.

30.2 Transactions with the Company's shareholders:

30.2.1 Medical, dental and other benefits

Fundação Zerrenner is one of Ambev’s shareholders, holding 10.2% of its share capital. Fundação Zerrenner is also an independent legal entity whose main goal is to provide Ambev’s employees, both active and retired, with healthcare and dental assistance, support for technical and higher education courses, and facilities for assisting elderly people, either directly or through financial assistance agreements with other entities. As at December 31, 2025, and December 31, 2024, the actuarial obligations related to the benefits provided directly by Fundação Zerrenner were fully covered by plan assets held for this purpose, which significantly exceeded the corresponding liabilities at those dates.

Ambev recognizes the assets (recorded as prepaid expenses) to the extent of the economic benefits that are available to the Company, arising from reimbursements or reductions in future contributions.

As at December 31, 2025, expenses incurred and recognized by Fundação Zerrenner with third parties to provide these benefits amounted to R$380.0 (R$347.0 as at December 31, 2024), of which R$337.6 and R$42.4 related to active employees and retirees respectively (R$312.5 and R$34.5 as at December 31, 2024).

30.2.2 Licensing agreement with AB InBev

The Company maintains licensing agreement with AB InBev and certain of its subsidiaries, including as Group Modelo and Spaten-Franziskaner-Bräu GmbH, to produce, bottle, import, promote, sell and distribute their key brands in the territories where the Group operates. The Company also grants AB InBev and certain of its subsidiaries licenses granting similar rights over its key brands, such as Brahma®, in AB Inbev’s territories.

As at December 31, 2025, the Group recognized R$62.7 (R$46.3 as at December 31, 2024 and R$35.4 as at December 31, 2023) and R$1,317.6 (R$1,103.4 as at December 31, 2024 and R$888.6 as at December 31, 2023) as royalty income and expenses, respectively, in its consolidated results.

AMBEV S.A.

30.3 Transactions with related parties recognized in the income statement

	2025
	Sales and other	Service fees / reimbursement of expenses and other receivables	Royalties income	Product purchases and other	Royalties expenses	Net finance cost
AB InBev	0.3	222.4	0.2	(6.6)	(282.1)	49.2
AB Package	-	-	-	(292.4)	-	-
AB Procurement	-	0.1	-	(3.0)	(52.7)	(15.9)
AB USA	0.8	0.6	62.5	(439.9)	(541.1)	-
Bavaria	197.8	-	-	(28.2)	-	-
Bees Global	-	2.2	-	-	-	-
Cervecería Modelo	24.6	-	-	(604.1)	(372.4)	-
InBev	1.0	-	-	(38.5)	-	-
Other	57.1	11.1	-	(60.2)	(69.3)	2.5
	281.6	236.4	62.7	(1,472.9)	(1,317.6)	35.8

	2024
	Sales and other	Service fees / reimbursement of expenses and other receivables	Royalties income	Product purchases and other	Royalties expenses	Net finance cost
AB InBev	-	188.1	0.2	(5.7)	(242.5)	70.4
AB Package	-	-	-	(284.6)	-	-
AB Procurement	-	-	-	(1.2)	-	-
AB USA	-	-	46.1	(475.5)	(546.4)	-
Bavaria	317.9	-	-	(50.9)	-	-
Cervecería Modelo	0.4	-	-	(894.5)	(280.2)	(13.5)
InBev	-	-	-	(49.4)	-	-
Other	18.5	63.0	-	(74.7)	(34.3)	-
	336.8	251.1	46.3	(1,836.5)	(1,103.4)	56.9

	2023
	Sales and other	Service fees / reimbursement of expenses and other receivables	Royalties income	Product purchases and other	Royalties expenses	Net finance cost
AB InBev	-	97.2	0.1	(0.5)	(143.3)	64.0
AB Package	-	-	-	(235.5)	-	-
AB Procurement	-	-	-	-	-	(0.5)
AB Services	0.3	8.1	-	-	-	-
AB USA	-	-	35.3	(464.5)	(454.5)	(0.2)
Bavaria	72.3	-	-	(56.7)	-	-
Cervecería Modelo	0.9	-	-	(959.2)	(275.7)	-
InBev	-	-	-	(41.9)	-	-
ITW International	-	-	-	-	-	120.0
Other	1.4	10.8	-	(28.7)	(15.1)	1.0
	74.9	116.1	35.4	(1,787.0)	(888.6)	184.3

AMBEV S.A.

30.4 Open balances with related parties

			2025			2024
	Current			Current
	Trade receivables (i)	Other trade receivables (i)	Dividends receivables	Trade receivables (i)	Other trade receivables (i)	Dividends receivables
AB Africa	11.5	-	-	3.4	-	-
AB InBev	103.5	120.2	-	121.6	12.9	-
AB Procurement	16.4	-	-	1.4	-	-
AB Services	10.9	-	-	6.7	-	-
AB USA	-	-	-	24.9	-	-
Bavaria	0.8	-	-	0.4	-	-
Cervecería Modelo	10.0	-	-	21.5	-	-
Cervecerías Peruanas	0.6	-	-	0.2	-	-
InBev	3.0	23.9	-	2.6	24.8	-
Panama Holding	7.6	-	1.2	9.1	-	1.3
Other	64.7	-	-	46.1	-	-
	229.0	144.1	1.2	237.9	37.7	1.3

	2025				2024
	Non-current	Current			Non-current	Current
	Trade payables (i)	Trade payables (i)	Other trade payables (i)	Dividends payable	Trade payables (i)	Trade payables (i)	Dividends payable
AB InBev	-	(169.9)	(5.0)	-	-	(84.9)	-
AB Package	-	(83.7)	-	-	-	(131.0)	-
AB Procurement	-	(17.0)	-	-	-	(0.1)	-
AB Services	-	(3.9)	-	-	-	(5.8)	-
AB USA	-	(287.0)	-	-	-	(254.1)	-
Ambrew	-	-	-	(294.5)	-	-	(544.4)
Bavaria	-	(22.0)	-	-	-	(8.8)	-
Cervecería Modelo	-	(513.6)	-	-	-	(633.6)	-
Cervecerías Peruanas	-	-	-	-	-	(6.1)	-
InBev	-	(13.5)	-	-	-	(9.8)	-
ITW International	(245.3)	-	-	(1,930.2)	(258.3)	-	(3,569.1)
Other	-	(36.9)	-	-	-	(46.4)	-
	(245.3)	(1,147.5)	(5.0)	(2,224.7)	(258.3)	(1,180.6)	(4,113.5)

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
Bees Global AG ("Bees Global")
Cervecería Modelo de Mexico S. de R.L. de C.V. (“Cervecería Modelo”)
Cervecería Nacional S de RL (“Panamá Holding”)
InBev Belgium N.V. ("InBev")
Interbrew International GmbH (“ITW International”)
Unión de Cervecerias Peruanas Backus Y Johnston S.A.A. (“Cervecerías Peruanas”)

Accounting policies

Transactions between subsidiaries, including balances, unrealized gains and losses on these transactions, are eliminated. The accounting policies of the subsidiaries are consistent with those adopted by the parent company.

Royalties expenses incurred are recorded as cost of goods sold.

It is the Company's policy that related party transactions follow reasonable and commutative conditions, in line with those applicable in the market or in which the Company would contract with third parties, are reflected clearly in the consolidated financial statements and are formalized in written contracts.

31.	GROUP COMPANIES

List of most significant fully consolidated companies:

AMBEV S.A.

Country	Company name	Ownership %
Argentina	CERVECERÍA Y MALTERIA QUILMES SAICA Y G	99.83%
	MALTERÍA PAMPA S.A.	100.00%
Bolivia	CERVECERÍA BOLIVIANA NACIONAL S.A.	85.34%
Brazil	AMBEV S.A.	Consolidating
	AROSUCO AROMAS E SUCOS LTDA.	100.00%
	CRBS S.A.	100.00%
Canada	CERBUCO BREWING	100.00%
	LABATT BREWING COMPANY LTD.	100.00%
Chile	CERVECERÍA CHILE S.A.	100.00%
Cuba	CERVECERIA BUCANERO S.A	50.00%
Spain	JALUA SPAIN, S.L.	100.00%
Luxembourg	AMBEV LUXEMBOURG	100.00%
Malta	ARLC LIMITED	100.00%
Paraguay	CERVECERÍA PARAGUAYA S.A.	87.36%
Dominican Republic	CERVECERÍA NACIONAL DOMINICANA, S.A.	97.11%
Uruguay	LINTHAL S.A.	100.00%
	CERVECERÍA Y MALTERIA PAYSANDU S.A.	100.00%
	MALTERÍA URUGUAY S.A	100.00%
	MONTHIERS S.A.	100.00%
Panama	CERVECERÍA NACIONAL S. DE R.L.	100.00%

AMBEV S.A.

32.	EVENTS AFTER THE REPORTING PERIOD

32.1 Resolution on the Payment Date of the First Installment of Interest on Capital (IOC)

At a meeting held on February 11, 2026, the Board of Directors approved the payment of the first installment of interest on capital (“IOC”), the distribution of which had been approved at the Board of Directors’ meeting held on December 9, 2025. The payment will be made on April 6, 2026, in the gross amount of R$0.075 per share, corresponding to a net amount of R$0.063 per share of the Company, after the withholding of income tax in accordance with applicable legislation.

The record dates established at the time of the resolution approving the distribution remain unchanged.

32.2 Disallowance on Income Tax Deduction

On February 18, 2026, the Company received new tax assessments for the 2018 calendar year totaling approximately R$1 billion. These assessments relate to the disallowance of foreign tax credits claimed for income taxes paid abroad by the Company’s controlled companies. The Company believes these assessments are without merit and intends to present its defenses before the first-level administrative court in due course. These new assessments are similar to the disallowances already contested by the Company. Based on the advice of its external legal counsel, the Company expects the outcome of these new matters to be consistent with the outcomes of prior periods already assessed.

